Form 20-F
period 2016-12-31
BANK BRADESCO
filed 2017-04-28
CIK 1160330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
(Address of principal executive office)

Alexandre da Silva Glüher (Vice-President and Investor Relations Officer)
E-mail: alexandre.gluher@bradesco.com.br
Telephone: +55 11 3684-4011
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2016:

2,772,225,966	Common Shares, without par value
2,759,659,133	Preferred Shares, without par value

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

Our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 and the corresponding notes, which are included under "Item 18. Financial Statements" of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We use accounting practices adopted in Brazil for financial institutions authorized to operate by the Brazilian Central Bank (Banco Central do Brasil), or the "Central Bank," for certain purposes, such as performance assessment, decision-making, preparation of reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission (CVM) and determining dividend and federal income tax payments.

Some data related to economic sectors presented in this annual report was obtained from the following sources: B3, or (“’B3”, ex-BM&FBOVESPA); Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or ("ABECS"); Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or ("ABEL"); Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or ("ANBIMA"); Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or ("ANS"); Central Bank; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or ("BNDES"); National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or ("FENAPREVI"); Getulio Vargas Foundation (Fundação Getulio Vargas), or ("FGV"); and Private Insurance Superintendence (Superintendência de Seguros Privados), or ("SUSEP").

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

References to "common share ADSs" in this annual report are related to common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to a Deposit Agreement dated as of March 13, 2012, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the "Common Share ADS Deposit Agreement" and, together with the “Preferred Share ADS Deposit Agreement,” the "Deposit Agreements").

References throughout this annual report to "ADSs" are to our preferred share ADSs and common share ADSs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

4 Form 20-F – December 2016

FORWARD‑LOOKING STATEMENTS
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

•      the synergies of the business that we acquired from HSBC Bank Brasil and HSBC Serviços e Participações (“HSBC Brasil”);

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

5 Bradesco

PART I
Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and audited by KPMG Auditores Independentes, an independent registered public accounting firm. The data as of and for the years ended December 31, 2016, 2015 and 2014, is derived from our consolidated financial statements included in this annual report. The data for the years ended December 31, 2013 and 2012 is derived from our consolidated financial statements, which are not included herein.

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data

Year ended December 31,	US$ in thousands (1)	R$ in thousands
	2016	2016	2015	2014	2013	2012
Data from the Consolidated Statement of Income
Interest and similar income	46,616,707	147,700,375	127,048,252	103,893,096	90,682,625	83,031,854
Interest and similar expenses	(28,732,921)	(91,037,386)	(71,412,210)	(53,847,329)	(41,382,142)	(39,646,131)
Net interest income	17,883,786	56,662,989	55,636,042	50,045,767	49,300,483	43,385,723
Fee and commission income	6,419,987	20,341,087	17,856,873	16,759,980	14,535,723	12,757,131
Fee and commission expenses	(11)	(36)	(36,203)	(20,724)	(36,041)	(36,391)
Net fee and commission income	6,419,976	20,341,051	17,820,670	16,739,256	14,499,682	12,720,740
Net gains/(losses) on financial instruments classified as held for trading	5,176,988	16,402,770	(8,252,055)	(1,933,003)	(5,790,089)	2,110,112
Net gains/(losses) on financial assets classified as available for sale	(423,368)	(1,341,400)	(671,810)	(991,894)	(6,100,782)	1,895,974
Net gains/(losses) on foreign currency transactions	47,581	150,757	(3,523,095)	(1,244,680)	(1,093,597)	(1,087,595)
Income from insurance and pension plans	1,311,628	4,155,763	5,497,505	5,411,845	6,933,680	1,413,016
Impairment of loans and advances	(4,844,804)	(15,350,278)	(14,721,152)	(10,291,386)	(9,623,870)	(11,451,383)
Personnel expenses	(5,366,678)	(17,003,783)	(14,058,047)	(13,667,639)	(12,354,418)	(11,559,002)
Other administrative expenses	(5,097,072)	(16,149,563)	(13,721,970)	(12,971,521)	(12,151,537)	(11,803,989)
Depreciation and amortization	(1,154,656)	(3,658,413)	(2,942,003)	(2,932,687)	(2,740,830)	(2,488,182)
Other operating income/(expenses)	(4,419,948)	(14,004,162)	(12,988,553)	(10,223,083)	(7,622,240)	(8,674,178)
Income before income taxes and equity in the earnings of associates	9,533,434	30,205,731	8,075,532	17,940,975	13,256,482	14,461,236
Equity in the earnings of associates and joint ventures	536,462	1,699,725	1,528,051	1,389,816	1,062,687	980,212
Income before income taxes	10,069,895	31,905,456	9,603,583	19,330,791	14,319,169	15,441,448
Income tax and social contribution	(4,391,090)	(13,912,730)	8,634,322	(3,914,313)	(1,833,031)	(4,089,754)
Net income for the year	5,678,805	17,992,726	18,237,905	15,416,478	12,486,138	11,351,694
Attributable to shareholders
Controlling	5,647,724	17,894,249	18,132,906	15,314,943	12,395,920	11,291,570
Non-controlling interest	31,081	98,477	104,999	101,535	90,218	60,124

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.1684 per US$1.00, the Central Bank exchange rate on March 31, 2017. Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

6 Form 20-F – December 2016

3.A. Selected Financial Data
Form 20-F

Year ended December 31,	R$, except for number of shares
	2016	2015	2014	2013	2012
Data on Earnings and Dividends per Share (1)
Earnings per share (2)
Common	3.08	3.12	2.63	2.13	1.94
Preferred	3.39	3.43	2.90	2.34	2.14
Dividends/interest on equity per share (3)
Common	1.20	1.04	0.87	0.71	0.66
Preferred	1.32	1.14	0.95	0.77	0.74
Weighted average number of outstanding shares (1)
Common	2,772,719,242	2,772,869,466	2,772,974,845	2,772,974,845	2,773,099,754
Preferred	2,759,659,133	2,761,742,636	2,766,171,153	2,767,521,040	2,769,983,714
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

Year ended December 31,	In US$
	2016	2015	2014	2013	2012
Dividends/interest on equity per share (1)
Common	0.37	0.27	0.33	0.30	0.32
Preferred	0.41	0.29	0.36	0.33	0.36
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

7 Bradesco

3.A. Selected Financial Data
Form 20-F

As of December 31,	US$ in thousands (1)	R$ in thousands
	2016	2016	2015	2014	2013	2012
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	22,899,461	72,554,651	72,091,764	65,430,300	67,450,363	59,901,564
Financial assets held for trading	67,270,498	213,139,846	159,623,449	78,498,311	96,092,523	111,838,502
Financial assets available for sale	35,702,106	113,118,554	117,695,450	120,961,734	67,838,411	81,522,130
Investments held to maturity	13,572,159	43,002,028	40,003,560	25,071,031	23,069,026	3,715,673
Financial assets pledged as collateral	49,011,039	155,286,577	144,489,921	152,612,689	117,740,225	106,133,299
Loans and advances to banks	29,932,501	94,838,136	35,620,410	72,974,619	78,719,723	92,459,347
Loans and advances to customers, net of impairment	115,926,977	367,303,034	344,868,464	328,064,004	304,121,334	269,021,320
Non-current assets held for sale	498,348	1,578,966	1,247,106	1,006,461	832,546	532,973
Investments in associates and joint ventures	2,210,194	7,002,778	5,815,325	3,983,780	3,392,847	3,121,386
Property and equipment, net of accumulated depreciation	2,650,270	8,397,116	5,504,435	4,700,518	4,501,967	4,524,827
Intangible assets and goodwill, net of accumulated amortization	4,985,963	15,797,526	7,409,635	7,529,915	8,220,739	7,617,873
Taxes to be offset	2,437,574	7,723,211	6,817,427	6,130,191	5,293,116	5,294,566
Deferred income tax assets	14,239,636	45,116,863	45,397,879	28,388,183	25,661,079	17,913,529
Other assets	14,887,757	47,170,370	40,118,697	35,099,280	35,367,715	35,943,635
Total assets	376,224,484	1,192,029,656	1,026,703,522	930,451,016	838,301,614	799,540,624
Liabilities
Deposits from banks	95,209,785	301,662,682	293,903,391	279,940,227	243,100,373	220,943,354
Deposits from customers	73,459,137	232,747,929	194,510,100	210,031,505	216,218,057	210,774,263
Financial liabilities held for trading	4,240,525	13,435,678	19,345,729	3,315,573	1,826,382	4,049,982
Funds from securities issued	47,690,297	151,101,938	109,850,047	85,030,399	57,883,068	51,552,093
Subordinated debt	16,604,931	52,611,064	50,282,936	35,821,666	35,885,003	34,851,714
Insurance technical provisions and pension plans	68,122,712	215,840,000	170,940,940	146,559,220	130,329,023	118,768,720
Other provisions	5,773,390	18,292,409	15,364,317	13,864,401	13,752,577	21,021,109
Current income tax liabilities	672,354	2,130,286	2,781,104	3,602,333	3,082,976	3,288,688
Deferred income tax liabilities	556,416	1,762,948	772,138	808,178	799,824	3,091,667
Other liabilities	30,603,937	96,965,515	78,038,058	69,185,709	63,321,405	59,852,644
Total liabilities	342,933,483	1,086,550,449	935,788,760	848,159,211	766,198,688	728,194,234
Equity
Share capital	16,128,014	51,100,000	43,100,000	38,100,000	38,100,000	30,100,000
Treasury shares	(139,034)	(440,514)	(431,048)	(298,015)	(269,093)	(197,301)
Capital reserves	11,354	35,973	35,973	35,973	35,973	35,973
Profit reserves	15,789,615	50,027,816	49,920,020	43,765,349	34,122,503	34,189,383
Additional paid-in capital	22,250	70,496	70,496	70,496	70,496	70,496
Other comprehensive income	(125,839)	(398,708)	(4,002,724)	(659,501)	(1,102,887)	6,396,736
Retained earnings	1,548,851	4,907,381	2,096,710	1,153,439	927,314	542,422
Equity attributable to controlling shareholders	33,235,211	105,302,444	90,789,427	82,167,741	71,884,306	71,137,709
Non-controlling interest	55,789	176,763	125,335	124,064	218,620	208,681
Total equity	33,291,001	105,479,207	90,914,762	82,291,805	72,102,926	71,346,390
Total liabilities and equity	376,224,484	1,192,029,656	1,026,703,522	930,451,016	838,301,614	799,540,624

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.1684 per US$ 1.00, the Central Bank exchange rate on March 31, 2017. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

Exchange Rate Information

Over the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation:

In 2012, the real depreciated 8.9% against the U.S. dollar, reaching R$2.0435 as of December 31, 2012. In 2013, the real depreciated 14.6% against the U.S. dollar, reaching R$2.3426 as of December 31, 2013. In 2014, the real depreciated 13.4% against the U.S. dollar, reaching R$2.6562 as of December 31, 2014. In 2015, the real depreciated 47.0% against the U.S. dollar, reaching R$3.9048 as of December 31, 2015. In 2016, the real appreciated 16.5% against the U.S. dollar, reaching R$3.2591 as of December 31, 2016.

On March 31, 2017, the exchange rate was R$3.1684 per US$1.00, a 2.8% appreciation of the real against the U.S. dollar, when compared to December 31, 2016. Under the current floating exchange-rate system, the real may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

The following table sets forth the period‑end, average and high and low selling rates reported by the Central Bank at closing, for the periods and dates indicated:

8 Form 20-F – December 2016

3.A. Selected Financial Data
Form 20-F

Closing Selling Rate for U.S. dollars – R$ per US$1.00
Period	Period-End	Average (1)	High (1)	Low (1)
2012	2.0435	1.9524	2.1074	1.7092
2013	2.3426	2.1641	2.3725	1.9754
2014	2.6562	2.3586	2.6562	2.2025
2015	3.9048	3.3314	3.9729	2.6562
2016
October	3.1811	3.5135	4.0428	3.1811
November	3.3967	3.5038	4.0428	3.1811
December	3.2591	3.4849	4.0428	3.1811
2017
January	3.1270	3.1931	3.2591	3.1270
February	3.0993	3.1618	3.2591	3.0993
March	3.1684	3.1635	3.2591	3.0993
(1) Average, high and low month end rates from December of the previous period.
Source: Central Bank.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Macroeconomic risks

The current weakness in Brazilian macroeconomic conditions and the market perception of certain economic and political risks alongside uncertainties relating to Brazil, including high-profile anti-corruption investigations, may have a material adverse effect on our financial condition and on the results of operations.

The vast majority of our operations are conducted in Brazil and, accordingly, our results are significantly impacted by macroeconomic conditions in Brazil. In prior years, we have benefited from Brazil’s stable economic environment and the relatively strong annual growth of the Brazilian GDP. However, starting in 2013, GDP growth in Brazil began to decelerate as a result of a variety of factors including: mismanagement of public accounts, a weakening of the Brazilian real, the persistent inflation and the increasing level of the current account deficit.

The decrease in primary results (difference between the government income and expenses, excluding interest income and interest expenses) in recent years and the increase in net public sector debt significantly contributed to a further deterioration in macroeconomic conditions of Brazil. Thus, the increase in unemployment rates, as a result of macroeconomic conditions, created risks to banking activities (especially due to the possibility of increased default rates for individuals and corporations). Moreover, high inflation rates may lead to an increase in the basic interest rates of our financial assets, which may impact our operations.

However, in 2016, the domestic scenario was marked by major adjustments. Inflation began a path of convergence towards targets (and ended below the cap at the end of last year) and the Central Bank managed to achieve an important step in inflation expectations for the coming three years. Regarding taxes, the adjustment proposed by the Government is expected to have an effect in the medium to long term. In approving the Proposed Constitutional Amendment (“PEC”), which restrains public spending, it is expected that the desired fiscal balance will lead to a stabilization of the debt/GDP ratio. Currently, the government is proposing a pension reform, which may aim to guarantee the solvency of pensions in the long term and the availability of the limit for public spending. Even though the country’s greatest challenge continues to be economic growth, there is an expectation that there will be gradual growth quarter on quarter in 2017.

In 2014, the Brazilian Federal Police and the Prosecution Office commenced a series of anti-corruption investigations called "Operation Car Wash" ("Operação Lava Jato") in which, among other matters, certain officers and employees of Petróleo Brasileiro S.A. ("Petrobras"), a Brazilian state-controlled company, were accused of accepting illegal payments in order to wrongly influence commercial decisions of Petrobras. During the course of 2014, 2015 and 2016, these anti-corruption investigations have become wide-ranging and have given rise to various criminal proceedings involving not only senior officers and employees of Petrobras but also senior officers of companies in Brazil, notably in the  construction sector and some politicians. In the U.S., the SEC and the Department of Justice are also conducting their own investigations into a number of these allegations. The high-profile nature of these investigations may have momentarily harmed the reputation of Brazil, which could reduce investor confidence, making it more difficult for companies located in Brazil to obtain financing. We cannot predict how long the anti-corruption investigations will continue, or how significant the effects of the anti-corruption investigations may be for the Brazilian economy. If uncertainty surrounding the Brazilian economy continues, or if there is a material reduction in investor confidence as a result of these investigations, the results of our operations may be adversely affected.

9 Bradesco

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

On December 2, 2015, the Brazilian House of Representatives opened impeachment proceedings against President Dilma Rousseff, alleging non-compliance with the fiscal responsibility law. The Brazilian House of Representatives and the Brazilian Senate voted in favor of the admissibility of the impeachment proceedings on April 17, 2016 and on May 12, 2016, respectively. Due to the favorable vote of the Senate, President Rousseff was removed from the presidency for up to 180 days to defend herself in her impeachment trial. During the 180-day trial period, the Vice-President of Brazil acted as President. On August 10, 2016, the Brazilian Senate approved the report of its special impeachment committee which recommended that President Dilma Rousseff should be brought to trial by the upper house of the Brazilian legislature. On August 31, 2016, President Dilma Rousseff was found guilty, losing her mandate, and Vice-President Michel Temer took office for the remainder of the term until January 1, 2019.  However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and on the approval of reforms that are being promoted by the new President. Further, the initial mandate by Ms. Rousseff and Mr. Temer following the general election in 2014 is under review by the Superior Election Tribunal (Tribunal Superior Eleitoral). The Superior Election Tribunal has not yet set a date for a further hearing. If the Superior Election Tribunal sets a date prior to the next general election and decides against Ms. Rousseff and Mr. Temer, Mr. Temer could be removed from office, leading to further political and economic instability.

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

10 Form 20-F – December 2016

3.D. Risk Factors
Form 20-F

•      monetary policies;

•      tax policy and changes in tax regimes;

•      exchange controls policies;

•      liquidity of domestic financial, capital and credit markets;

•      our customers' capacity to meet their other obligations with us;

•      decreases in wage and income levels;

•      increases in unemployment rates;

•      macroprudential measures;

•      inflation;

•      allegations of corruption against political parties, public officials, including allegations made in relation to the "Operation Car Wash" investigation, among others; and

•      other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

Changes in, or uncertainties regarding, the implementation of the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and reducing the value of Brazilian securities traded internally or abroad.

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

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated during the following four years and was interrupted in 2016. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive but also make managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to- and/or denominated debt.

As of December 31, 2016, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 4.3% of our total assets. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their originated currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, mainly, the U.S. dollar, and we may experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their originated currency.

11 Bradesco

3.D. Risk Factors
Form 20-F

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

The memory of, and potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, which intensified after 1999 as a result of the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. Current economic policy in Brazil is premised on a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. In 2016, Brazil’s rates of inflation reached 6.3%, 10.7% in 2015 and 6.4% in 2014, as measured by the Extended Consumer Price Index - “IPCA” (Índice Nacional de Preços ao Consumidor Amplo).

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

Future government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth different from expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial and capital markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, preferred share ADSs and common share ADSs.

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 13.75%, 14.25% and 11.75% per annum (“p.a.”) as of December 31, 2016, 2015 and 2014, respectively. Changes in the base interest rate may adversely affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

The COPOM adjusts the SELIC rate in order to keep inflation within the range of targets set by the National Monetary Council ("CMN") to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the SELIC rate  or how often such a rate is adjusted.

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

A U.K. exit from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K.´s exit from the European Union (so-called “Brexit”). On March 29, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The on-going process of negotiations between the U.K. and the European Union will determine the future terms of the U.K’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently.  Brexit could lead to potentially divergent  laws and regulations as the U.K. determines which E.U. laws to replace or replicate. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, could adversely affect European or global economic or market conditions and investor confidence.  This could, in turn, adversely affect our business and/or the market value of our shares, preferred share ADSs and common share ADSs.

12 Form 20-F – December 2016

3.D. Risk Factors
Form 20-F

Our investments in debts issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government's ability to repay principal and/or make interest payments.  Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of operations.

Risks relating to us and the Brazilian banking industry

We may be subject to negative consequences of the Operation Zealots investigation, including the filing of a class-action suit.

On May 31, 2016, we became aware that the Federal Police of Brazil had indicted three members of our Diretoria Executiva, within the so-called "Operação Zelotes” or “Operation Zealots,” which investigates the alleged improper performance of members of the Federal Administrative Tax Court (Conselho Administrativo de Recursos Fiscais – "CARF"). On July 28, 2016, the Federal Public Prosecution Office pressed charges against three officers of our Diretoria Executiva and a former member of our Board of Directors. The charges were received for processing by the Judge of the Tenth Federal District Court of the Federal District of Brazil. On April 4, 2017 we announced that we had been subpoenaed by the General Internal Affairs of the Ministry of Finance. The executives have already submitted their respective defenses in the criminal proceeding and moved to dismiss the charges against them.
 Our Management conducted an internal evaluation of the records and documents related to the indictment and found no evidence of any unlawful conduct by our representatives. We are cooperating with the competent authorities and regulators in Brazil and abroad and are providing any information and documents they request.
 Following news reports of the indictment as part of Operation Zealots, a putative class-action lawsuit was filed in the US District Court for the Southern District of New York on June 3, 2016 asserting claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934. On October 21, 2016, the Court-appointed Lead Plaintiff submitted an Amended Class Action Complaint naming us and the three members of our Diretoria Executiva who were indicted. The lawsuit alleges that investors who purchased our preferred ADSs between April 30, 2012 and July 27, 2016 suffered damages due to a supposed violation of U.S. securities laws. We accepted service in the Class Action and, on December 23, 2016, filed a motion to dismiss the complaint. Because the lawsuit is in a preliminary stage, it is not possible at present to estimate the exposure and not enough elements are available to conduct a risk assessment.

We were also summoned by the internal affairs committee of the Brazilian Ministry of Finance to follow an Administrative Procedure to Determine Liability (Processo Administrativo de Responsabilização).

This procedure, which carries the possibility of a fine being levied against us and/or inclusion of our name in public lists which may in turn restrict our ability to conduct business with state-owned entities, is at the evidentiary stage.

 Developments in the criminal proceeding against our officers may result in negative publicity for us, and we cannot predict what conclusion the Courts and other authorities may come to in connection with this investigation/proceeding. A conclusion adverse to our Diretoria Executiva and/or us could result in legal exposure and other penalties for us and our current or former officers and employees and could negatively affect our reputation, financial condition and results of operations.

13 Bradesco

3.D. Risk Factors
Form 20-F

We may be subject to negative consequences from the “Operation Greenfield” investigation.

The Federal Police is conducting an investigation called "Operação Greenfield," or "Operation Greenfield," into allegations of fraud involving certain pension funds. Our wholly-owned subsidiaries BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. ("BEM") and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários ("BRAM"), as well as two of their managers were mentioned by the Federal Police in relation to Operation Greenfield as they were responsible for the administration and management of an Equity Investment Fund, named Fundo de Investimento em Participações - FIP Enseada. In the course of the investigation, the Federal Court authorized the seizing of a number of documents, and blocked the assets of BEM. In order to have its assets unblocked, BEM, together with BRAM signed a commitment, which was approved by the Tenth Federal Court of the Federal District, to release their assets in exchange for the provision of guarantees totaling R$104 million. BEM and BRAM did not acknowledge any civil or criminal liability by entering into this commitment. Under the commitment, the managers and officers of BEM and BRAM committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, internal evaluations indicate that there were no illegal conduct in the activities. The ongoing Operation Greenfield investigation may result in negative publicity for us and our subsidiaries, and we cannot predict what conclusion the Federal Police and other competent authorities, especially the Federal Public Prosecution Office may come to in connection with this investigation. A conclusion adverse to BEM and BRAM, or their managers, could negatively affect our reputation, financial condition and results of operations.

14 Form 20-F – December 2016

3.D. Risk Factors
Form 20-F

We may not be able to capture the expected synergies from the business acquired from HSBC Brasil.

In July 2016, we concluded the acquisition of HSBC Brasil. In October 2016, an Extraordinary General Meeting of our shareholders approved the spin-off of HSBC Brasil and the integration of its staff and operational and technological platforms, resulting in the replacement of the HSBC brand in its then-existing service network with the Bradesco brand in its place.  As a result, we started to operate with a unified platform (branches, ATMs and systems), to which all customers have access.

The acquisition of HSBC Brasil was the largest that we have ever undertaken. Given the scale of the acquisition, we cannot be certain that we will be able to fully realize all financial synergies, expected growth opportunities or other benefits that we expect from this acquisition.

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances to customers portfolio has grown over recent years. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

As of December 31, 2016, our provision for the impairment of loans and advances decreased by 2.6% when compared to December 31, 2015, while our portfolio of loans and advances to customers grew by 5.9% over that same period. We emphasize that this growth in our portfolio of loans and advances is related to the acquisition of the operations of HSBC Brasil.

As of December 31, 2015, our provision for impairment of loans and advances increased by 20.5% when compared to December 31, 2014, while our portfolio of loans and advances to customers grew by 6.1% over that same period.

Our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total operations overdue for over ninety days in relation to the total portfolio of loans and advances, evolved to 5.5% in 2016, compared to 4.1% in 2015 and 3.5% in 2014.

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

Adverse conditions in the credit and capital markets, just as the value and/or perception of value of Brazilian government securities may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

15 Bradesco

3.D. Risk Factors
Form 20-F

Part of our funding originates from repurchase agreements, which are largely guaranteed by Brazilian government securities. This type of operation is generally short-term and volatile in terms of volume, as it is directly impacted by market liquidity. As these operations are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening credit risk, the cost of these operations could increase, making this source of funding inefficient for us. For further information about funding in the open market, see “Item 4.B. Business Overview – Other funding sources.”

If the market shrinks, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

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

Competition has increased as a result of consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (“CMN”), that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increasing our customer base and expanding our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities.

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

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2016, investments in financial assets held for trading and available for sale represented 27.4% of our assets, and realized gains and losses or unrealized gains and losses for financial assets held for trading and available for sale have had and may continue to have a significant impact on the results of our operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances when they are recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and we believe that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods, and we may not successfully realize the appreciation in our consolidated investment portfolio or any portion thereof.

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

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates.

16 Form 20-F – December 2016

3.D. Risk Factors
Form 20-F

The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•      minimum capital requirements;

•      compulsory deposit/reserve requirements;

•      fixed assets investment limitations;

•      lending limits and other credit restrictions;

•      earmarked credit operations, such as housing loans and rural credit;

•      accounting and statistical requirements;

•      minimum coverage;

•      mandatory provisioning policies;

•      limits and other restrictions on rates; and

•      limits on the amount of interest that they can charge and the period for which they can capitalize on interest.

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

As of December 31, 2016, Fundação Bradesco directly and indirectly held 56.8% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or of our Board of Executive Officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

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

17 Bradesco

3.D. Risk Factors
Form 20-F

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

As of December 31, 2016, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$58.0 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For further information on compulsory deposits, see "Item 4.B. Business Overview- Deposit - taking activities."

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

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court ("STF"), in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02 (or the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the “SELIC” rate, the base interest rate established by COPOM, which was 13.75% p.a. as of December 31, 2016 and 14.25% p.a. as of December 31, 2015; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172, of October 25, 1966, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

18 Form 20-F – December 2016

3.D. Risk Factors
Form 20-F

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

We are liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

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

We constantly invest in the improvement and evolution of the safety controls, resilience, continuity and management of our information technology systems and as a result have created an environment with a high capacity to process data for our operating systems and our financial and accounting systems. Taking into account all external factors, including events which are wholly or partially beyond our control, such as: cyber-attacks, protests which could prevent individuals from entering our buildings, changes to the regulatory framework, electrical or telecommunications outages, systems failures, resulting from human error or not, or other events involving third parties and suppliers, our information technology systems could suffer shortages or become unavailable for a given period of time.

Due to the nature of our operations and the global context, where there is an ever-increasing integration among platforms, dependency on technology and on the internet, a higher exposure to viruses, malicious software and other forms of cyber-attacks is expected, ill intentioned or not, which may unexpectedly impair the operation and integrity of our systems that manage and store sensitive and/or confidential information for our business and operations.

We and other financial institutions, including governmental institutions, have already experienced attacks on our information technology systems. Due to the controls we have in place, we have not experienced any material loss of data from these attacks to date, neither from a material perspective, nor from a data information perspective.  However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of attacks, it is not possible to predict all the means that will be used by ill-intentioned individuals or organizations, which could impact our capacity to effectively foresee and/or avoid all attacks in the future.

As a result, all the risks mentioned above could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other administrative penalties.

19 Bradesco

3.D. Risk Factors
Form 20-F

The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The Brazilian Supreme Court (“STF”), which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding on whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Cruzado, Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013, but was recently interrupted. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the account holders for the non-adjustment of those amounts.

Although so far no final decision has been given by the STF, the Supreme Court recently gave a ruling on an individual case, in the sense that the sentences on class actions proposed by associations questioning inflationary purges only benefit consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are current account holders and that had suffered losses related to inflationary purges, were or were not associated with the association, plaintiff of the class action).

In addition, in connection with a related sentence, the Brazilian Supreme Court Justice (“STJ”) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

We cannot predict the outcome of this case. However, depending on the decision by the STF, banks (including ourselves) might incur material costs which could cause losses for us.

Our risk management structure may not be fully effective.

We fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify.  However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject.  If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and results of operations.  For more information on our risk management structure, see "Item 4.B. — Business Overview — Risk management."

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower.  Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral.  In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities.  As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

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

20 Form 20-F – December 2016

3.D. Risk Factors
Form 20-F

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares, underlying the preferred share ADSs and common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 54.8% of the aggregate market capitalization.

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

21 Bradesco

3.D. Risk Factors
Form 20-F

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10.0% higher than those of our common shares. Although under our current Bylaws we are obligated to pay our shareholders at least 30.0% of our annual adjusted net income, the shareholders attending our annual general shareholders’ meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our Bylaws nor Brazilian law specify the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, Brazilian law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

In March 2013, CMN Resolution No. 4,193/13 was issued in an effort to further implement the Basel III Accord in Brazil. Pursuant to such rule, a restriction of dividend and interest payments on equity may be imposed by the Central Bank in the event of non-compliance with the additional capital requirements established by the Central Bank, as further described in "Item 5.B. Liquidity and Capital Resources - Capital adequacy and leverage.”

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

The payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under FATCA.

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

22 Form 20-F – December 2016

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

23 Bradesco

4.A. History and Development of the Company
Form 20-F

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

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized, small and micro enterprises and major local and international corporations and institutions. Our products and services comprise of banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

As of December 31, 2016, we had, on a consolidated basis:

•   R$1.2 trillion in total assets;

•   R$392.1 billion in total loans and advances to customers;

•   R$234.2 billion in total deposits;

•   R$105.5 billion in equity, including non-controlling interest;

•   R$215.8 billion in technical reserves for our insurance and pension plan business;

•   R$57.2 billion in foreign trading financing;

•   45.7 million insurance policyholders;

•   26.8 million checking account holders;

•   62.1 million savings accounts;

•   3.0 million capitalization bonds holders;

•   2.6 million pension plan holders;

•   2,037 Brazilian corporate groups and multinational companies in Brazil as ”Corporate” customers;

•   an average of 35.6 million daily transactions, including 1.3 million in our 5,314 branches and 34.3 million through Digital Channels, such as Bradesco Celular, Internet, Automatic Teller Machines, or ATMs, and telephone (Fone Fácil);

•      a nationwide network consisting of 5,314 branches and 4,834 service centers and electronic in-company service centers, 36,119 active ATMs of our own network, and 19,991 available ATMs under the Banco24Horas brand for cash withdrawals, account balance information, obtaining statements and, take out loans, perform collections, transfers between Bradesco accounts,  DOC/TED (types of bank transfer), pre-paid card and “proof of life” to INSS (physical proof of the existence of the old age pensioner or survivor to maintain the right to the social benefit). As of December 31, 2016, we had 108,793 employees. For more information on our employees, see “Item 6.D. Employees;” and

•   a total of three branches and eleven subsidiaries located in New York, London, the Cayman Islands, Tokyo, Buenos Aires, Luxembourg, Hong Kong and Mexico.

24 Form 20-F – December 2016

4.A. History and Development of the Company
Form 20-F

Recent acquisitions

In July, 2016, we announced to the market the acquisition of 100% of the share capital of HSBC Brasil.

In July 2015, we signed a purchase contract for the acquisition of 100% of the share capital of HSBC Brasil. The acquisition was approved by the Central Bank in December 2015 and by the Administrative Council for Economic Defense (“CADE”) in June 2016, subject to an Agreement on Concentration Control, and therefore approved by all relevant regulatory bodies. The purchase was completed in July 2016, for R$16 billion. In October 2016, an Extraordinary General Meeting of our shareholders approved the spin-off of HSBC Brasil and the integration of its staff and operational and technological platforms, resulting in the replacement of the HSBC brand in its then-existing service network and providing greater synergy in its operations.

With the acquisition, we will take over all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all branches and clients. The acquisition allows us to gain in scale and optimize our platforms, while increasing national coverage, consolidating our leadership in the number of branches in several states, and strengthening our presence in the high-income segment. The acquisition will also enable us to expand our operations, increasing the range of products that are offered in Brazil, especially in the insurance, credit card and asset management segments.

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

Other strategic alliances

In October 2016, we announced that Bradesco Seguros S.A. (“Bradesco Seguros”) and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”) signed a deal where Swiss Re Corporate Solutions Brasil Seguros (“Swiss Re Corporate Solutions Brasil”) will assume the P&C (“Property and Casualty”) insurance and transport operations of Bradesco Seguros in order to pursue the commercialization of Large Risk Insurance, and Bradesco Seguros will hold 40.0% in Swiss Re Corporate Solutions Brasil.

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

In May 2014, we, together with, Banco do Brasil incorporated a company named Livelo S.A. (“LIVELO”), whose purpose is to develop a coalition rewards program, enabling customers to earn and redeem points from a number of partners.

In April 2014, we, together with Banco do Brasil, via our joint venture Companhia Brasileira de Soluções e Serviços (“CBSS”), and in partnership with Cielo, created the company STELO S.A. (“STELO”), an electronic payment company responsible for managing, operating and exploring the payment facilitator industry geared towards e-commerce, as well towards digital portfolio businesses.

BRAM has developed important alliances with internationalization as part of its strategy, expanding the number of fund platforms through which its investment funds are distributed in the European, Latin American and Asian markets. Through personal management and investment advisory agreements, we have offered Brazilian investors the opportunity to invest in global equity funds, with a focus on the U.S., Europe, Latin America (excluding Brazil) and Asia. In the United States, by means of its BRAM US LLC subsidiary, BRAM has been marketing fixed income and floating rate income funds; with Latin American assets directed at US investors since the end of 2013. In Europe, BRAM offers overseas investors funds domiciled in Luxemburg with different strategies under the Bradesco Global Funds family, launched in 2009. In Japan, Mitsubishi Kosukai UFJ Asset Management (“MUKAM”), our partner, offers Fixed Income Funds and Equity Funds managed by BRAM since 2008 to retail investors wishing to invest in the Brazilian market.

25 Bradesco

4.A. History and Development of the Company
Form 20-F

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

To complement our organic growth strategy, we constantly seek opportunities for strategic alliances and selective acquisitions to consolidate our position as one of the leading financial institutions in Brazil and to expand our presence in growth markets such as consumer financing, investment banking, broker dealing and insurance. The acquisition of HSBC Brasil was the largest ever in our history and we expect an expansion of our operations, in particular, of profitable businesses and with low capital needs. In addition, we believe our strategic partnership with Banco do Brasil and Caixa in relation to credit, debit and pre-paid cards for checking account holders and non-account holders is an example of such a growth opportunity. Similarly, our merger with Odontoprev S.A. has increased our presence in the segment of dental care plans enabling us to consolidate our leadership position in the insurance market. We will continue to focus on asset quality, potential operating synergies, sale and acquisition of know-how to maximize return for our shareholders.

Focus on corporate responsibility and sustainability as core principles of our business.

We believe that corporate responsibility and sustainability are fundamental to our operations and have incorporated the following three principles into our overall strategy: a sustainable financial position, responsible management and investments in social and environmental projects. We are always seeking to develop and incorporate sustainable finance concepts into the process of designing and managing our products and services and in our relationships with clients and suppliers. We believe our admission to the sustainability indexes of both the New York Stock Exchange and B3 represents strong recognition of our success in implementing sustainability principles. As part of this strategy, we will continue to apply social-environmental risk analysis in financing and investment activities in accordance with international practices, including the Equator Principles which we signed up to in 2004. Corporate responsibility has always been one of our core principles as evidenced by the significant investments we have made in education since 1956 through Fundação Bradesco, which is present in every state in Brazil and the Federal District, with 40 schools primarily located in regions of high socioeconomic deprivation. Fundação Bradesco offers quality formal education, free of charge, to children and young people from early childhood to high school as well as professional high school education for young people and adults, as well as initial and continuing education for employment and income.

26 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

The data for these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Management uses various data, including financial data in conformity with BR GAAP and non-financial metrics compiled on different bases. For further information on differences between the results on a consolidated basis and by segment, see "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015” and "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2015 compared with the year ended December 31, 2014.”

As of December 31, 2016, according to the sources cited in parentheses below, we were:

•      one of the leading banks in terms of savings deposits, with R$97.1 billion, accounting for 14.4% of Brazil's total savings deposits (Central Bank);

•      one of the leaders in BNDES onlendings, with R$7.7 billion in disbursements (BNDES);

•      the leader in volume of bank payment processing and collection services in Brazil (Central Bank);

•      one of the leaders in automobile financing loans, with a market share of 13.8% (Central Bank);

•      the leading bank in benefit payments from the INSS, with over 10.2 million INSS retirees, beneficiaries and other pensioners, accounting for 30.1% of the total number of INSS beneficiaries (INSS);

•      one of the leaders in leasing operations in Brazil, with an outstanding amount of R$2.8  billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (ABEL);

•      Brazil’s largest private fund and investment manager, through our subsidiary BRAM, with R$609.7 billion in assets under management (ANBIMA), taking into account managed portfolios;

•      industry leader in third-party asset management, with R$567.9 billion in managed assets, in addition to R$188.6 billion in assets managed though our subsidiary and BEM, specialized in trust, custody and controllership of asset management services (ANBIMA);

•      the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios,” with 1,334,239 quotas in three segments, including: (i) automobiles, with 1,032,064 quotas; (ii) real estate, with 248,218 quotas, and (iii) trucks/tractors/machinery and equipment, with 53,957 quotas (Central Bank); and

•      the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 25.4% market share (SUSEP/ANS), through Grupo Bradesco Seguros, which mainly comprises: Bradesco Seguros S.A., or “Bradesco Seguros” and its subsidiaries: (i) Bradesco Vida e Previdência S.A., or “Bradesco Vida e Previdência;” (ii) Bradesco Capitalização S.A., or “Bradesco Capitalização;” (iii) Bradesco Auto/RE Companhia de Seguros S.A., or “Bradesco Auto/RE;” and (iv) Bradesco Saúde S.A., or “Bradesco Saúde.” The Group’s total revenues in 2016 were R$71.4 billion in insurance premiums, pension plan contributions and capitalization bond income.

27 Bradesco

4.B. Business Overview
Form 20-F

The main awards and acknowledgments that we received in 2016 are as follows:

•      the most valuable brand in Brazil in the last 10 years, according to the ranking published by IstoÉ Dinheiro magazine in partnership with consultancy firm Kantar Vermeer, a division of the British WPP group;

•      the bank is in the ranking of the 25 Most Valuable Brazilian Brands of 2016 (Interbrand, a consultancy specialized in brands);

•      Bradesco BBI was awarded the title of best investment bank of Brazil in 2016 in the 17th edition of "Best Investment Banks of the world" (Global Finance magazine);

•      best manager in short-term funds and shares (FGV);

•      leading the rankings for large companies most featured in editions of the yearbook "Valor Carreira," considered, 12 times out of the 14 editions on the workplace, the best in people management (Valor Econômico newspaper in partnership with Aon-Hewitt);

•      voted, for the fifth consecutive time, as the "best bank in the country," and Bradesco BBI was recognized for the second time as the "best investment bank in Brazil" in the edition of "Awards for Excellence 2016" (Euromoney magazine);

•      awarded “Best Bank of the Year” in efinance 2016 (Executivos Financeiros magazine), with 14 awards;

•      BRAM received from Standard & Poor's the level AMP-1 (very strong), which is the highest in the scale of quality management of S&P Global Ratings;

•      featured in the "Global Finance 2016" awards, receiving two awards: “Receba Fácil,” in the Trade Finance category and “Novo Net Empresa” for cell phones, in the Transaction Services (Global Finance magazine) category;

•      for the 17th time, it was part of the list of “150 Melhores Empresas para Trabalhar no Brasil” ("150 Best Companies to Work For in Brazil"), (Época magazine, in partnership with the Great Place to Work Institute);

•      awarded for the 1st time the Premios Latinoamérica Verde, in the Sustainable Finance category, with a case of Financial Inclusion and Sustainable Development in the Amazon. The prize, promoted by CAF – Development Bank of Latin America;

•      best profitability and payment of dividends, in the banking sector, to shareholders in Latin America and in the USA (preferred shares), leading, again, the ranking of dividend yield;

•      largest private-sector business group award (Grandes Grupos yearbook/Valor Econômico newspaper);

•      led the growth in “Market Value” among all financial institutions listed on the Stock Exchange (Economatica / Exame);

•      winner of the 18th annual Abrasca award with the “Best Annual Report,” in the “Public Company” category – companies with revenues equal to or greater than R$3 billion;”

•      leader of the “Folha Top of Mind’ survey, in the “Top Finances” category, as one of the most remembered brands in savings, health insurance, insurance, and credit cards (Datafolha);

•      featured in the “The Best in Personnel Management” survey (Valor Econômico newspaper with technical support from Aon); and

•      leader of the financial sector list in the “The Best Companies for the Consumer” award, in the categories “Banks, Banks and Financial Services – Cards and Insurance” (Época magazine).

Revenues per business segment

The following table summarizes our main gross revenues by segment for the periods indicated:

28 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Years Ended December 31,	R$ in thousands
	2016	2015	2014
Banking
Interest and similar income from loans and advances (1)	77,141,672	69,877,296	62,634,879
Fees and commissions	20,696,785	19,195,003	17,570,839
Insurance and pension plans
Premiums retained from insurance and pension plans	65,027,122	58,760,780	50,454,983
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

29 Bradesco

4.B. Business Overview
Form 20-F

The following table shows selected financial data for our banking segment for the periods indicated.

Year ended December 31,	Banking - R$ in thousands
	2016	2015	2014
Statement of Income data
Net interest income	49,156,109	46,934,849	43,034,717
Impairment of loans and advances	(18,829,460)	(16,479,985)	(10,432,347)
Other income/(expenses) (1)	(13,034,164)	(31,200,150)	(21,285,902)
Income before income taxes	17,292,485	(745,286)	11,316,468
Income tax and social contribution	(7,995,420)	12,621,169	(771,896)
Net income for the year	9,297,065	11,875,883	10,544,572
Net income attributable to controlling shareholders	9,293,766	11,874,609	10,532,724
Net income attributable to non-controlling interest	3,299	1,274	11,848
Statement of Financial Position data
Total assets	921,916,290	894,579,942	872,867,916
Selected results of operations data
Interest and similar income
Loans and advances to banks	8,689,347	8,031,038	8,569,988
Loans and advances to customers	68,452,325	61,846,258	54,064,891
Financial assets	35,709,708	32,283,414	24,899,632
Compulsory deposits with the Central Bank	5,667,516	4,587,412	4,277,351
Other financial interest income	66,210	58,905	46,598
Interest and similar expenses
Deposits from banks	(30,542,950)	(31,212,421)	(26,429,261)
Deposits from customers	(15,462,989)	(12,392,644)	(11,903,447)
Funds from securities issued	(17,124,503)	(11,597,283)	(6,703,975)
Subordinated debt	(6,298,555)	(4,669,830)	(3,787,060)
Net interest income	49,156,109	46,934,849	43,034,717
Net fee and commission income	20,696,785	19,195,003	17,570,839
Note: Inter segment transactions have not been eliminated.
(1) For additional information, see "Item 5.A. Operational Results".

30 Form 20-F – December 2016

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

Deposit-taking with clients

We offer a variety of deposit products and services to our customers mainly through our branches, including:

•      Non-interest-bearing checking accounts, such as:

- Easy Account (Conta Fácil) – Target market: Individuals and companies that have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta) – Target market: checking accounts for young people from 11 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits; and

- Academic Account (Conta Universitária) – Target market: low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits.

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

As of December 31, 2016, we had 26.8 million checking account holders, 25.2 million of which were individual account holders and 1.6 million of which were corporate account holders. As of the same date, we had 62.1 million savings accounts.

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

31 Bradesco

4.B. Business Overview
Form 20-F

December 31,	R$ in thousands, except %
	2016		2015		2014
Deposits from customers
Demand deposits	32,521,234	14.0%	23,012,068	11.8%	32,086,299	15.3%
Reais	30,936,451	13.3%	21,122,202	10.9%	31,113,116	14.8%
Foreign currency	1,584,783	0.7%	1,889,866	1.0%	973,183	0.5%
Savings deposits	97,088,828	41.7%	91,878,765	47.2%	92,154,815	43.9%
Reais	97,088,828	41.7%	91,878,765	47.2%	92,154,815	43.9%
Time deposits	103,137,867	44.3%	79,619,267	40.9%	85,790,391	40.8%
Reais	87,286,295	37.5%	53,932,917	27.7%	56,998,851	27.1%
Foreign currency	15,851,572	6.8%	25,686,350	13.2%	28,791,540	13.7%
Total	232,747,929	100.0%	194,510,100	100.0%	210,031,505	100.0%

32 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product and period:

December 31,	R$ in thousands
	2016	2015	2014
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	84,165,325	80,070,794	79,827,931
Housing loans	60,458,038	48,114,515	40,103,169
Onlending BNDES/Finame	35,816,560	38,158,108	42,168,754
Other corporate loans and advances	107,951,154	107,047,136	102,310,327
Rural loans	14,422,799	13,710,274	17,057,992
Leasing	2,738,611	3,072,777	4,319,149
Credit cards	37,407,733	30,943,428	28,072,447
Import and export financings	49,123,653	49,206,636	35,336,912
Total	392,083,873	370,323,668	349,196,681

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2016	2015	2014
Borrower size
Largest borrower	2.3%	2.8%	2.0%
10 largest borrowers	8.5%	9.2%	6.9%
20 largest borrowers	12.6%	13.3%	10.0%
50 largest borrowers	18.5%	19.5%	14.2%
100 largest borrowers	23.0%	23.8%	17.8%

Other loans and advances to individuals

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•      personal loans with pre-approved overdraft facilities to be obtained through our branches, ATM network, call center, mobile and internet banking, with average repayment terms in four months with an average interest rate of 8.1% per month as of December 31, 2016. It also includes payroll-deductible loans to INSS pension plan beneficiaries and retirees and public servants and private sector employees;

•      vehicle financings with average repayment terms of 12 months with an average interest rate of 1.7% per month as of December 31, 2016; and

•      overdraft loans on checking accounts - "cheque especial," with average repayment terms of one month, at interest rates varying from 12.7% to 13.6% per month as of December 31, 2016.

As of December 31, 2016, we had outstanding personal loans, vehicle financings, and overdraft loans totaling R$84.2 billion, or 21.5% of our portfolio of loans and advances to customers.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit through our extensive network of correspondents in Brazil, which includes retailers and dealers of light and heavy vehicles and motorcycles and payroll-deductible loans to the public and private sectors in Brazil.

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to INSS retirees and pensioners and public-sector employees (federal, state and municipal), military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, cards and others).

Housing loans

As of December 31, 2016, we had 162.6 thousand active financing contracts under mortgage or fiduciary disposal of real estate. The aggregate outstanding amount of our housing loans amounted to R$60.5 billion, representing 15.4% of our portfolio of loans and advances to customers.

Housing loans are carried out for the purpose of: (i) acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

33 Bradesco

4.B. Business Overview
Form 20-F

Financing for the acquisition of residential real estate has a maximum term of up to 30 years and annual interest rates of 10.7% to 12.0% per annum, plus TR, while commercial real estate has a maximum term of up to ten years and annual interest rates of 13.0% to 15.0% p.a. plus TR.

Financing for construction, also known as the Businessman Plan, has a construction term of up to 36 months and interest rate of 12.0% to 16.0% per annum, plus TR, and a six-month grace period for the realization of transfers to borrowers. However, if the debt is not paid in full through the transfer of loans to the buyers of the units after construction is finished, the remaining balance must be paid by the builder within 36 months and at TR plus 16.0% to 18.0% per annum.

Central Bank regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans; 24.5% in compulsory deposit requirement and 5.5% in additional compulsory deposit requirement. The remaining balance should be allocated to cash and cash equivalents and/or other operations according to regulations in force.

BNDES onlending/FINAME

The government has certain products and programs to provide government-funded long-term loans with below-market or subsidized interest rates, focusing on economic development. We are structuring agents of BNDES funds, which is the development bank of the Brazilian government.  We then on-lend these funds to borrowers in several sectors of the economy. We determine the spread on some of the loans based on the borrowers' credit. Although we bear the risk for these BNDES and FINAME onlending transactions, these transactions are always secured.

According to BNDES, in 2016, we disbursed R$7.7 billion, 46.2% of which was loaned to micro, small and medium-sized companies. Our BNDES onlending portfolio totaled R$35.8 billion as of December 31, 2016, and accounted for 9.1% of our portfolio of loans and advances to customers at that date.

Other corporate loans and advances

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2016, we had R$108.0 billion of outstanding other local commercial loans, accounting for 27.5% of our portfolio of loans and advances to customers. We offer a range of loans to our corporate customers based in Brazil, including:

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

These lending products generally bear interest at a rate of 1.7% to 13.2% per month.

In addition to these loans, we also offer guarantees, which are a contractual commitment, in which we guarantee the fulfillment of the obligations to our customers (debtors) before third parties (beneficiaries).

Rural credit

We extend loans to the agricultural sector financed by compulsory deposits, or the Amount Subject to Compulsory Deposit Requirement (“VSR”), BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2016, we had R$14.4 billion in outstanding rural credit, representing 3.7% of our portfolio of loans and advances to customers. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 9.5%, on average, as of December 31, 2016. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than ten years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34.0% of the annual average (from June through May) of our VSR to provide loans to the agricultural sector.

34 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Leasing

According to ABEL, as of December 31, 2016, our leasing companies were among the sector leaders, with a 19.7% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2016 was R$14.1 billion.

As of December 31, 2016, we had 20,094 outstanding leasing agreements totaling R$2.7 billion, representing 0.7% of our portfolio of loans and advances to customers.

The Brazilian leasing market is dominated by financial institutions, including companies affiliated with Brazilian and foreign manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing operations are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft, ships and heavy machinery. As of December 31, 2016, 50.7% of our outstanding leasing operations were for vehicles.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2016, Bradesco Leasing had R$101.9 billion of debentures outstanding in the domestic market. These debentures will mature in 2032 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2016, the remaining average maturity of contracts in our lease portfolio was approximately 57 months.

Targeted Production Microcredit

We offer a product named “targeted production microcredit” to formal and informal entrepreneurs, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. As of December 31, 2016, we had 10,009 microcredit loans outstanding, totaling R$23.4 million.

In accordance with Central Bank regulations, consumer microcredit operations are charged up to a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific products (“microcrédito produtivo orientado”) have a maximum effective interest rate of up to 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for low income individuals in general (consumer microcredit); (ii) R$5,000 for individuals or legal entities engaged in a productive activity of professional, commercial or industrial nature, provided that the sum of the value of the operation and the balance of other credit operations does not exceed R$40,000; and (iii) R$15,000 for our microcrédito produtivo orientado transactions. In addition, microcredit loans may not be for less than 120 days, and the origination fee must be up to 2.0% of the loan value for individuals and up to 3.0% for microentrepreneurs.

Credit cards

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•      fees on purchases carried out in commercial establishments;

•      issuance fees and annual fees;

•      interest on credit card balances;

•      interest and fees on cash withdrawals through ATMs; and

35 Bradesco

4.B. Business Overview
Form 20-F

•      interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers the most complete line of credit cards and related services, including:

•      cards issued for use restricted to Brazil;

•      credit cards accepted nationwide and internationally;

•      credit cards directed toward high net worth customers, such as Gold, Platinum, Infinite/Black  and Nanquim from Elo, Visa, American Express and MasterCard brands;

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

We hold 50.01% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, pre-paid and money card), Livelo (coalition loyalty program), Stelo (digital portfolio for online purchases), as well as participations in Elo Serviços (brand) and Banco CBSS and Ibi Promotora (stores for sales of cards, personal credit, consigned credit and other products). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, which has a partnership with C&A and also with Suburbia stores of the Walmex Group and the LOB and Bodega Aurrera store chains.

With the acquisition of HSBC Brasil, our credit card portfolio was expanded, consolidating our position in the domestic financial market.

As of December 31, 2016, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

	In millions
	2016	2015	2014
Volume traded - R$	159,172.5	140,063.8	131,999.9
Number of transactions	1,784.0	1,530.3	1,423.4

Import and Export Financing

For information on Import and Export Financing, see "Item 4.B. Business Overview – Foreign branches and subsidiaries.”

Cash Management Solutions

Management of accounts payable and receivable - In order to meet the cash management needs of our customers in both public and private sectors, we offer many solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions. The solutions provided include: (i) receipt and payment services and (ii) resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities. These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection and payment processing services and, also by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments - In 2016, we processed 1.6 billion receipts, for the payment of taxes, utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders via our credit order by teleprocessing system “OCT.” In 2016, the number of documents processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 862 million.

36 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

Niche Markets - We operate in various niche markets, such as education, health, condominiums, country clubs, expeditors and driving schools, transportation, franchising, and religion, among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the Franchising & Business niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized service. We have approximately 400 agreements in place with franchising companies, generating numerous opportunities to open new current accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Arrangements (“APLs”), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 417 APLs throughout the country.

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

Our exclusive website developed for our customers (www.bradescopoderpublico.com.br) offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. The website also features exclusive facilities for public employees and the military, showing all of our products and services for our customers.

Our relationships with such public authorities are developed and maintained by specialized business managers located in distribution platforms throughout the country, which can be identified on our website.

In 2016, we took part in bidding processes sponsored by the Brazilian government and were successful in 95.0% of these processes. Furthermore, we continue to be leaders in payments of INSS benefits, with more than 10.1 million retirees and pensioners.

Asset management and administration

BRAM manages third-party funds through:

•      mutual funds;

•      individual and corporate investment portfolios;

•      pension funds, including assets guaranteeing the technical provisions of Bradesco Vida e Previdência;

•      insurance companies, including assets guaranteeing the technical provisions of Bradesco Seguros; and

•      receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios) and FIIs (Real Estate Investment Funds).

37 Bradesco

4.B. Business Overview
Form 20-F

Management of funds and portfolios - On December 31, 2016, BRAM managed 1,235 funds and 210 portfolios, providing services to 3.0 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate, Private, Varejo (Retail), Bradesco Empresas (for more information on our segmentation, see “Segmentation of clients”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad, and various family offices.

The following tables show the equity of funds and portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment as of December 31,	R$ in thousands
	2016	2015
Investment Funds
Fixed income	519,945,330	364,942,372
Variable income	7,108,509	2,956,294
Third party share funds	42,432,619	27,917,866
Total	569,486,458	395,816,532
Managed Portfolios
Fixed income	33,083,205	32,797,032
Variable income	7,097,555	4,896,936
Total	40,180,760	37,693,968
Overall Total	609,667,218	433,510,500

As of December 31,	2016		2015
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,235	3,005,799	927	2,672,593
Managed Portfolios	210	210	146	95
Overall Total	1,445	3,006,009	1,073	2,672,688

Administration of funds and portfolios - On December 31, 2016, BEM and us administered 2,656 funds and 306 portfolios, providing services to 3.0 million investors. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds and portfolios which are under administration, the number of investors and the number of investment funds and portfolios under administration for each period.

38 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Equity under Administration by Type of Investment as of December 31	R$ in thousands
	2016	2015
Investment Funds
Fixed income	669,657,368	485,125,394
Variable income	31,389,907	21,295,410
Third party share funds	7,710,418	3,922,457
Total	708,757,693	510,343,261
Managed Portfolios
Fixed income	33,083,205	32,797,032
Variable income	7,097,555	4,896,936
Third party share funds	7,550,131	2,246,577
Total	47,730,891	39,940,545
Overall Total	756,488,584	550,283,806

As of December 31,	2016		2015
	Number	Quotaholders	Number	Quotaholders
Investment Funds	2,656	3,034,787	2,054	2,710,988
Managed Portfolios	306	1,188	320	1,138
Overall Total	2,962	3,035,975	2,374	2,712,126

Our products are mostly distributed through our branch network, banking service by phone and the Internet (www.bradesco.com.br - investments).

Services related to capital markets and investment banking activities

As our investment bank, “Bradesco BBI” originates and executes mergers and acquisitions, and originates, structures, syndicates and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2016, Bradesco BBI advised customers on 283 transactions across a range of investment banking products, totaling R$209.8 billion.

Equities and public offerings - Bradesco BBI coordinates and places public offerings of shares in local and international capital markets and intermediates public tender offers. Bradesco BBI ended 2016 with a significant presence in the IPOs and Follow-ons by Brazilian issuers. Bradesco BBI participated as coordinator and joint bookrunner in eight offers, which represented an aggregate volume of R$9.1 billion; Coordinator for the cancellation of DASA’s registration (deal value of R$837.1 million); Coordinator for the takeover of Tempo Participações (deal value of R$318.2 million); Bookrunner in the follow-on of Rumo Logística  (deal value of R$2.6 billion); Bookrunner in the re-IPO of Energisa (deal value of R$1.5 billion); Coordinator for the cancellation of Évora’s registration (deal value of R$110.9 million); Bookrunner in the follow-on of CVC (deal value of R$1.2 billion); Coordinator for the takeover of Alpargatas (deal value of R$499.5 million); and leading Coordinator of SANEPAR bid (deal value of R$2.0 billion).

Fixed income - After having been engaged in a number of transactions throughout the year of 2016, Bradesco BBI closed in 2016 in a strong position in fixed income operations. For the year ending December 31, 2016, Bradesco BBI was the market leader in terms of value, according to ANBIMA’s origination and distribution fixed income ranking. In the period, it coordinated 89 domestic-market offerings totaling more than R$21.8 billion. In the international broker-dealer market, Bradesco BBI is continuously expanding its presence. In 2016, it acted as “joint bookrunner” for 13 bond issues. In 2016, Bradesco BBI won “The Best Investment Bank” in Brazil Award by Euromoney magazine and by Global Finance, in addition to being elected the most innovative bank by The Banker.

Structured operations - Bradesco BBI offers customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment and in securitization (CRIs - Certificates of Real Estate Receivables, CRAs - Certificates of Agribusiness Receivables and FIDCs – Fundos de Investimento em Direitos Creditórios). In 2016, Bradesco BBI also held a leading position in the securitization ranking published by ANBIMA, as a result of structuring 25 operations with a total value of R$4.1 billion.

39 Bradesco

4.B. Business Overview
Form 20-F

Mergers and acquisitions - Bradesco BBI provides advisory services to important customers in merger, acquisition, including corporate sale transactions, private placements, forming joint ventures, financial and corporate restructuring, and privatizations. In 2016, Bradesco BBI was rated as the leader in the ranking of mergers and acquisitions in Brazil, as disclosed by ANBIMA. During the year, Bradesco BBI advised on 17 transactions with a disclosed value of R$70.3 billion.

Project finance - Bradesco BBI has a solid background as financial advisor and structuring agent for a number of projects involving project and corporate finance, seeking to optimize financing solutions for projects across various industries through both credit and capital markets. As of December 31, 2016, Bradesco BBI was involved in providing financial advice and structuring for approximately 154 projects totaling R$108.7 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM, or "Bradesco Corretora," operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, and forward contracts, in the primary and secondary market. It also offers a wide range of products such as Investment Clubs, government securities through Tesouro Direto (Treasury Direct), and is admitted to negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2016, Bradesco Corretora traded R$171.0 billion in the B3 equities market and the exchange ranked it 7th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 25.4 million futures, terms, swaps and options totaling R$2.2 trillion on the B3. In 2016, Bradesco Corretora ranked 14th in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora was awarded by B3, within the Operational Qualifying Program (PQO), four excellence seals (Carrying Broker, Agro Broker, Retail Broker and Execution Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently “B3”).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2016, "Home Broker" trading totaled R$14.6 billion, or 1.9% of all Internet transactions on B3, and Bradesco Corretora was the 15th largest Internet trader in the Brazilian market.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 33 analysts, it is composed of sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 500 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

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

Capital markets solutions

In 2016, we were one of the main providers of capital markets services and we maintained our leadership position in the domestic market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs - Brazilian Depositary Receipts, quotas of investment funds, CRIs - Certificates of Real Estate Receivables and debentures); custody of shares backed by DR - Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account - Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary administration for investment funds.

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

40 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

As of December 31, 2016, the set of the services provided by us, which we call “Bradesco Custódia” was composed of:

•      custody and controllership services for investment funds and managed portfolios involving:

•           R$1.3 trillion in client assets under custody;

•           R$1.9 trillion in total shareholders’ equity of investment funds and managed portfolios which used our controllership services; and

•           R$83.4 billion in market value, related to 23 ADR programs and 4 GDR (Global Depositary Receipts) programs.

•       fiduciary administration for third party funds:

•           R$298.3 billion total shareholders’ equity of third-party investment funds under fiduciary administration by BEM.

•      securities bookkeeping:

•           242 member companies of the Bradesco Book-entry Stock System, with 4.3 million shareholders;

•           327 companies with 441 issues in the Bradesco’s Book-Entry debentures system (value of R$319.7 billion);

•           681 investment funds in the Bradesco Book-Entry Wuotas System (value of R$71.1 billion); and

•           we managed 36 BDR (Brazilian Depositary Receipts) programs, with a market value of R$2.1 billion.

•      depositary (Escrow Account)

•           10,882 contracts, with a financial volume of R$15.2 billion.

In December 2014, the CVM issued Instruction No. 555/14 which regulates the establishment, management, operation, and disclosure of information on investment funds, fully repealing Instruction No. 409/04. Said Instruction came into effect in October 2015 and granted an adaptation period of regulations of pre-existing funds until June 2016. In this period, several investment funds were adapted, managed by BEM and by us.

In March 2015, the CVM published Instruction No. 558/15, which repealed Resolution No. 142/92 and Instructions Nos. 306/99, 364/02, and 448/07. This Instruction establishes the minimum requirements for the professional exercise of securities portfolio management and came into effect in January 2016with a transitional period expiring in June 2016. As a result of the provisions of this standard, in accordance with our governance policies, we established that BRAM would be responsible for managing funds and that we would be responsible for the provision of fiduciary management services and BEM.

In July 2016, the CVM issued Instruction No. 577/16, which amends the Accounting Plan of Investment Funds (“COFI”), as an appendix of Instruction No. 438/06, from July 2006. This instruction came into effect on its date of issue, applied to the fiscal years beginning in or after January 2017. As a result of the provisions of this instruction, all existing assets in investment fund portfolios regulated by Instruction No. 555/14 are evaluated at fair value.

In August 2016, the CVM amended the rules governing private equity investment funds by issuing Instructions Nos. 578/16 and 579/16, which deal respectively with the establishment, operation, management, and preparation and disclosure of the financial statements of these funds. These standards fully repeal Instructions Nos. 209/94, 225/94, 236/95, 253/96, 278/98, 363/02, 368/02, 391/03, 406/04, 453/07, 460/07, 496/11, 501/11, 535/13, 540/13, and some provisions of Instructions Nos. 435/06, 450/07, and 498/11. According to Instruction No. 578/16, private equity funds may invest in overseas funds, acquire simple debenture, and make an advance for future capital increase. Pre-existing funds must adapt their regulations by August 2017 or earlier, in the event of a public or restricted offer of shares. The Instruction No. 579/16 came into effect on its date of issue, applied to the accounting periods beginning in or after January 2017. The main change introduced by this instruction is the concept of an investment entity, determining that funds classified under this condition must evaluate their assets at fair value, and the appraisal report may be drafted by the manager. If it is not an investment entity, assets are to be evaluated according to the equity method of accounting.

41 Bradesco

4.B. Business Overview
Form 20-F

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking. As of December 31, 2016, our international banking services included:

Branches:

•      one in New York City;

•      one in the Cayman Islands; and

•      one in London.

Subsidiaries:

•      one in London: Bradesco Securities U.K., named "Bradesco Securities U.K.;"

•      one in the Cayman Islands: Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      one in Argentina: Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•      one in Luxembourg: Banco Bradesco Europa S.A., or "Bradesco Europe;"

•      one in Japan: Bradesco Services Co. Ltd., or "Bradesco Services Japan;"

•      one in Mexico: Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México;"

•      two in Hong Kong: (i) Bradesco Trade Services Ltd. or "Bradesco Trade;" and (ii) Bradesco Securities Hong Kong or "Bradesco Hong Kong;" and

•      three in New York: (i) Bradesco Securities Inc. or “Bradesco Securities U.S.;” (ii) Bradesco North America LLC or “Bradesco North America;” and (iii) BRAM US LLC.

Our international and foreign exchange department in Brazil coordinates our international transactions with support from 30 operational units specializing in foreign exchange and trade businesses located at major exporting and importing areas nationwide.

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2016		2015		2014
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	164,975,062	98.2%	141,487,792	97.6%	118,500,386	98.2%
Overseas operations	3,066,400	1.8%	3,417,333	2.4%	2,152,690	1.8%
Total	168,041,462	100.0%	144,905,125	100.0%	120,653,076	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding intra-group transactions, were R$56.6 billion, as of December 31, 2016, denominated in currencies other than the real.

Funding required for financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to US$1.9 billion in 2016.

The following is a brief description of our subsidiaries abroad:

Bradesco Europa - Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking segment. As of December 31, 2016, its total assets were R$11.7 billion.

Bradesco Argentina - It was set up with the purpose of granting financing, largely to companies based in Brazil with local establishments and, to a lesser extent, to companies based in Argentina doing business with Brazil. As of December 31, 2016, Bradesco Argentina had R$145.8 million in assets.

42 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2016, Cidade Capital Markets had R$134.2 million in assets.

Bradesco Securities (U.S., U.K. and H.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•      Bradesco Securities U.S. focuses on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. As of December 31, 2016, Bradesco Securities U.S. had assets of R$113.8 million;

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors. As of December 31, 2016, Bradesco Securities U.K. had assets of R$26.8 million; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. As of December 31, 2016, Bradesco Securities H.K. had assets of R$19.9 million.

BRAM U.S. LLC – It manages funds and portfolios of investments dedicated to American investors. On December 31, 2016, its assets totaled R$600 thousand.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States. As of December 31, 2016, its total assets were R$2.5 million.

Bradesco Services Japan – It was incorporated to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business cards unit maintains a partnership with the chain of C&A stores, and also with the Suburbia stores, of the Walmex Group, and with the chains of LOB and Bodega Aurrera stores. As of December 31, 2016, its assets totaled R$630.5 million.

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

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, pegging the payment in local currency by Brazilian importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

There are still other forms of export financing, such as export prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as "NCEs" and "CCEs"), and Export Financing Program with rate equalization – “PROEX.”

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,503 correspondent banks abroad, 62 of which extended credit/guarantee lines as of December 31, 2016.

43 Bradesco

4.B. Business Overview
Form 20-F

As of December 31, 2016, our international unit had a balance of R$45.8 billion in export financing and R$7.4 billion and R$3.9 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$29.2 billion in 2016. In the same period, the volume of our foreign exchange contracts for imports reached US$18.2 billion. In 2016, based on Central Bank data, we reached a 16.6% market share of trade finance for Brazilian exports and 14.5% for imports.

44 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2016. This portfolio includes operations with and without credit features and off-balance sheet operations:

2016	R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	8,531,125
Advance on foreign exchange contracts – delivered bills	589,599
Export prepayment	14,129,917
Onlending of funds borrowed from BNDES/EXIM	4,161,375
Proex - Rate Equalization Program	39,670
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	18,371,223
Total export financing	45,822,909
Import financing
Import financing – foreign currency	4,463,449
Exchange discounted in advance for import credit	2,644,269
Import credit opened	329,015
Total import financing	7,436,733
International guarantees	3,912,721
Total foreign trade portfolio	57,172,363

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

•      purchasing and selling of foreign currency paper money and traveler’s checks;

•      cashing checks denominated in foreign currency; and

•      clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium.” Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles, trucks/tractors/machines and equipment, have a fixed term and quota, both previously determined by its members, and are run by an administrator.

Bradesco Administradora de Consórcios and Kirton Administradora de Consórcio administer groups of consortia and, as of December 31, 2016, registered total sales of 1,334,239 outstanding quotas; net income of R$1.1 billion; and fees from consortiums of R$1.5 billion. Both companies also administer a total volume of transactions of over R$63.3 billion.

45 Bradesco

4.B. Business Overview
Form 20-F

Insurance, pension plans and capitalization bonds

We offer a range of products and services to our clients, including life, health, accident and vehicles and property insurance, both to individuals and companies; supplementary pension plans, individual and corporate, as well as the capitalization securities, through our extensive distribution network.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated.

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2016	2015	2014
Statement of Income data
Net interest income	5,374,229	5,973,694	4,556,146
Other income and expenses (1)	4,190,317	2,539,976	2,742,922
Income before income taxes	9,564,546	8,513,670	7,299,068
Income tax and social contribution	(3,915,822)	(3,192,918)	(2,843,493)
Net income for the year	5,648,724	5,320,752	4,455,575
Net income attributable to controlling interest	5,550,662	5,215,765	4,354,752
Net income attributable to non-controlling interest	98,062	104,987	100,823
Statement of Financial Position data
Total assets	266,642,197	209,789,872	181,949,261
Selected results of operations data
Income from insurance and pension plans
Written premiums	62,470,571	55,920,681	47,745,885
Pension plan contributions	3,679,922	3,795,219	3,724,762
Coinsurance premiums ceded	(70,862)	(88,612)	(135,728)
Premiums returned	(746,244)	(522,309)	(525,895)
Reinsurance premiums	(306,265)	(344,199)	(354,041)
Premiums retained from insurance and pension plans	65,027,122	58,760,780	50,454,983
Changes in the insurance technical provisions and pension plans	(32,781,918)	(28,286,039)	(24,008,174)
Retained claims	(24,542,433)	(21,724,043)	(18,143,688)
Selling expenses for insurance and pension plans	(3,547,008)	(3,254,551)	(2,892,373)
Income from insurance and pension plans	4,155,763	5,496,147	5,410,748
Note: Inter segment transactions have not been eliminated.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services

We offer insurance products through different segments, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is leader in the Brazilian insurance market and is present in all regions of the country. It comprises the following companies: Bradesco Auto/RE, Bradesco Capitalização, Bradesco Saúde/Dental, and Bradesco Vida e Previdência, which allows for a wide range of operations in the insurance market. The products offered in the company’s portfolio, divided by segments or client profile, in our service channels are:

•      life and personal accident insurance;

•      health insurance;

•      automobiles, property/casualty and liability insurance;

•      reinsurance;

•      pension plans; and

•      capitalization bonds.

46 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2016, there were 32.0 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2016, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (Mediservice) had more than 4.1 million beneficiaries covered by company plans and individual/family plans. Approximately 141 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 43 of the top 100 largest companies in the country.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2016, it included 10,221 laboratories, 15,673 specialized clinics, 12,499 physicians and 1,752 hospitals located throughout the country.

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

As of December 31, 2016, Bradesco Auto/RE had 1.5 million insured automobiles and 1.7 million property/casualty policies and notes, making it one of Brazil’s main insurers.

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

CNSP Resolution No. 322/15, as endorsed with amendments made by CNSP Resolution No. 325/15, which amended article 14 of CNSP Resolution No. 168/07, such that the maximum currently allowed limit for which an insurer or reinsurance company based in Brazil may transfer risks to related companies or to companies headquartered abroad, belonging to the same financial conglomerate was 20.0% until December 2016, increasing to 30.0% from January 2017, then increasing the rate annually up to 75.0% beginning in January 2020. In addition, article 15, which provides for minimum compulsory contracting of 40.0%, of the transfer of reinsurance, with local reinsurers, was amended so as to provide an annual and gradual reduction of up to 15.0%, beginning in January 2020.

47 Bradesco

4.B. Business Overview
Form 20-F

On December 31, 2016 there were 131 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil RE and Lloyd's of London, and 25 reinsurance brokerage firms had the required authorization to intermediate reinsurance and retrocession operations.

In 2016, the Grupo Bradesco Seguros paid approximately R$306 million in reinsurance premiums. Almost all property and casualty lines, except for the automobile line, have reinsurance protection and the majority of them feature proportional and non-proportional plans per risk and/or event.

Senior Management is responsible for the reinsurance purchase policy and the approval of reinsurers with whom agreements are entered into. In addition to minimum legal and regulatory requirements, Senior Management considers certain other key parameters when choosing such partners, thus minimizing the credit risks inherent in the operation, such as: minimum rating A- (or equivalent) from rating agencies, except for local reinsurers and shareholders’ equity consistent with the amounts ceded. Accordingly, our reinsurance purchase policy is designed to operate within its automatic contractual capabilities, therefore preventing the frequent purchases of optional agreements and higher exposures to the credit risk.

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

As of December 31, 2016, Bradesco Vida e Previdência accounted for 27.0% of the pension plan and VGBL market in terms of contributions, according to SUSEP. As of the same date, Bradesco Vida e Previdência accounted for 29.7% of all supplementary pension plan assets under management, 28.5% of VGBL, 25.3% of PGBL and 48.0% of traditional pension plans, according to Fenaprevi.

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

We manage pension and VGBL plans covering 2.6 million participants, 65.1% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for 22.0% of technical reserves.

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

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2016, Bradesco Vida e Previdência managed R$129.7 billion in VGBL and R$25.5 billion in PGBL plans. Bradesco Vida e Previdência also managed R$28.0 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to the specific needs for this type of customer.

Bradesco Vida e Previdência earns revenues primarily from:

48 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

•      pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•      revenues from management fees charged to participants in accordance with mathematical provisions; and

•      interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$10 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$5.0 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus approximately 0.5% per month over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2016, we had around 7.1 million "traditional" capitalization bonds and around 12.1 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. At the end of 2016, Bradesco Capitalização had approximately 19.3 million capitalization bonds and 3.0 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is "brAA-," assigned by Standard & Poor's rating agency.

Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance products, pension plans and capitalization bonds through our website, through brokers based in our network of bank branches, and brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2016	2015	2014
Insurance products
Sales through the branches	38.3%	38.0%	36.0%
Sales outside the branches	61.7%	62.0%	64.0%
Pension plans products
Sales through the branches	89.2%	87.9%	86.6%
Sales outside the branches	10.8%	12.1%	13.4%
Capitalization bonds
Sales through the branches	92.7%	87.0%	83.0%
Sales outside the branches	7.3%	13.0%	17.0%

49 Bradesco

4.B. Business Overview
Form 20-F

Distribution channels

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels (1) - Units	2016	2015	2014
Service Stations (2)	60,610	65,851	75,176
Branches	5,314	4,507	4,659
PAs - Service Points (3)	3,821	3,511	3,486
PAEs - ATMs located on a company´s premises	1,013	736	1,145
External ATM Network - Bradesco (4) (5)	186	627	1,344
Banco24Horas Network (4)	10,972	11,721	12,450
Bradesco Expresso (Banking Correspondents)	38,430	43,560	50,006
Bradesco Promotora de Vendas	797	1,175	2,073
Losango Customer Service Points	63	-	-
Branches/Subsidiaries abroad	14	14	13
ATMs	56,110	50,467	48,682
Bradesco Network	36,119	31,527	31,089
Banco24horas Network	19,991	18,940	17,593
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

•      receipt of utility bills, bank charges and taxes; and

•      prepaid mobile refill.

As of December 31, 2016, the Bradesco Expresso network totaled 38,430 service stations, of which 6,797 were new service stations, with an average of 39.3 million monthly transactions or 1.9 million transactions per business day.

Digital channels

The digital channels offer mobility and independence to customers so that they may expand their businesses with us.

Our challenge is to make the banking experience even more convenient, quick, and secure so that our diverse public can choose where they wish to access our new banking services, and also, to attract new people to our digital solutions.

Mobile devices have become a tool that is part of people’s day-to-day lives, which reinforces our role of constantly creating new possibilities in the channel and, thus, engage our clients to make easier and more secure transactions through Bradesco Celular.

50 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

In addition to traditional and consolidated service channels, such as Automatic Teller Machines (ATMs), telephone service, and Internet Banking, clients have access to an extensive portfolio of products and services through Bradesco Celular, available from the most simple to the most sophisticated devices.

Below is a brief description of our digital channels:

Social Networks - Since 2004, we have had a strong presence on Social Networks, monitoring our brand and our products and services, providing service to clients and non-clients 24 hours a day, seven days a week, with a 5-minute response time and a dedicated team, specialized in social media.

We have a relationship with digital content creators in Brazil, such as bloggers, vloggers, and other publishers 2.0. The goal of this activity is to open a direct dialogue with them and their audiences, significantly expanding the dissemination of products, services, and channels, and above all, to encourage the production of digital content in Brazil, strengthening this ecosystem and enhancing our profile in these networks.

Bradesco Celular - Our presences on mobile phones has been growing exponentially. Through apps for individuals and legal entities, we make payment transactions, transfers, balance inquiries, loans, and many other conveniences available. Clients that access their accounts through their mobile phone are not charged by their data package due to an agreement made with Brazil’s major mobile network operators.

Products and services available through Bradesco Celular include:

•      Check Deposit via Mobile: revolutionary in Brazil, this service allows customers to deposit checks in a simple and innovative manner, through the capture of images by their smartphone cameras;

•      Security Key (M-Token) integrated with the mobile device: is a security device store inside the phone that generates random combinations for the validation of transactions made through our digital channels;

•      Payment with a barcode reader: to pay a bill, clients access our application and position the camera on the barcode, automatically accessing relevant payment information;

•      Touch ID AND Fingerprint: the functionality is available on our apps for iPhones and Android with a digital reader. It allows the client to associate their digital finger-print to the four-digit password and to the security key, enabling faster and more practical access to the account using these apps;

•      Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): allows legal entities to manage their corporate banking at anytime and anywhere;

•      DDA Authorization via SMS: service that enables paying or scheduling payments registered in the DDA by simply replying to an SMS;

•      SMS Pay Bradesco: clients can pay or schedule utility bills of affiliated networks by replying via SMS;

•      InfoCelular: sending alerts via SMS with information on current and savings accounts, as chosen by the client; and

•      SMS Banking: through interactive messages, enables the client to make balance enquiries, check latest entries, credit limits, and refill prepaid mobile phones.

Internet - We were the first financial institution in Brazil to have an electronic address on the worldwide web and provide financial services to our clients through this channel, transforming our websites into important sources of information for clients and non-clients.

We divide our communication platform into two main areas of access and dissemination of content:

•      Bradesco Institutional Website: simplified content and language adapted for digital media which provides clients and the public at large a wide range of information on various financial products and services. Currently, we have 40 institutional websites, where  the public at large has access to content that is easy to access and locate, where they can clarify doubts ranging from how to open a checking account, services available in our branch network and remote channels, guidance on security, disclosure of social and environmental actions, specific investor publications, content on financial education, simulators, and responsible credit, among others; and

51 Bradesco

4.B. Business Overview
Form 20-F

•      Bradesco Internet Banking for Financial Services: our web portal includes 15 transactional sites, that enable banking transactions for our account holders, in a “secure access” environment that enables the execution of services and financial transactions. We provide various products and services that enable our clients to conveniently, quickly, and securely conduct operations such as the payment of bills, transfers between accounts, payment of taxes and obtaining personal credit, among others.

Currently, we own the “banco.bradesco” domain, making us one of the few Brazilian companies to own a top-level domain, or generic top-level domain ("gTLDs"), an initiative of the Internet Corporation for Assigned and Numbers ("ICANN"), a body responsible for internet protocols and which regulates addresses on the worldwide web. Our new website addresses makes the access to our content more practical and intuitive.

Self-service - Our self-service channel provides convenience to clients, promotes the migration of services and transactions from the branch environment, and enables the marketing of our products with the challenge of consolidation as a business channel.

Present throughout all regions of Brazil, there are 36,119 active ATMs in our network, 24,194 of which are contactless (79% of the points) and 58% of the points in branches with touchscreen, in addition to 19,991 ATMs in the Banco24Horas network, allowing our customer to make withdrawals, check balances, obtain statements, contract loans, pay bills, make transfers between Bradesco accounts and utilize DOC/TED, Prepaid Card, and Prova de Vida INSS (Proof of Life).

We have highly advanced security technology in our Automatic Teller Machines: biometric reading that identifies customers and authenticates ATM transactions works through a sensor/invisible light beam that captures the image of the vascular pattern of the palm of the hand.

The biometric reading enables our customers to, for example, carry out transactions without a card, by simply using the palm of their hand and their six-digit password, which represents convenience and speed in service without giving up security. In our own network it is possible to carry out all transactions without a card, while the Banco24Horas network currently only allows making withdrawals and checking balances without a card.

This security and speed resulted in a partnership with the INSS, allowing our retirees and pensioners to carry out the “Prova de Vida (Proof of Life)” automatically through the use of biometrics on ATM machines belonging to our network and to the Banco24Horas network, without the need to present a document to a teller, thus speeding up the process. Biometrics is available in 100% of ATM machines belonging to our own network and those of the Banco24Horas network.

Telephone services - Fone Fácil (Contact Center) - Fone Fácil Bradesco allows clients to bank by telephone, which can be accessed by choosing electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service directly.

In the personalized service, on the other hand, clients can rely on our financial specialists and digital convergence agents 24 hours a day, seven days a week, specializing in relations and business.

Through this channel we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, credit contracting, support and registration of the security device in the mobile phone, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pensions, and capitalization, credit, private and internet banking, among others.

In 2016, 94.0% of our banking transactions were performed through digital channels. The table below shows the number of operations carried out through digital channels:

52 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Year ended December 31,	In millions of transactions		% Change
	2016	2015
Internet Individuals + Companies - with WebTA (1)	4,847	4,585	5.7%
ATMs	1,985	1,982	0.2%
Mobile Banking (Bradesco Celular)	5,446	3,664	48.6%
Telephone Banking (Fone Fácil)	231	278	(16.9)%
Total	12,509	10,509	19.0%
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
Bradesco Private Bank - Clients with availability for investments as from R$5.0 million
Bradesco Prime - individuals with monthly income from R$10 thousand or availability of investment from R$100 thousand
Varejo Exclusive - Clients with a monthly income between R$4 thousand and R$9,999.99, or availability of investment from R$40 thousand.
Varejo Classic - Clients with a monthly income of up to R$ 3,999.99 or availability of investment of less than R$40 thousand.

Bradesco Corporate

The Corporate segment is responsible for serving 2,037 business groups in a range of large corporations and institutional investors (revenues over R$250.0 million/year). Its offices are located in the main financial centers, offering customized services with a global reach. Bradesco Corporate counts on a highly skilled team to fulfill customers´ needs through a wide portfolio of products, structured solutions and financial services.

Bradesco Empresas

Bradesco Empresas serves companies with annual revenues between R$30 million and R$250 million across its 70 business units located strategically in Brazil, in several Brazilian capitals. In addition to these units, it still has 98 “Office Spaces” in other strategic locations, not covered by Bradesco Empresas, in environments with specialized structures for the service of economic groups with a turnover of more than R$15 million/year and two High Middle I and High Middle II structures that serve clients with annual revenues of at least R$200 million, located in the capital of São Paulo.

Bradesco Empresas offers business management products such as loans and advances, financing, investments, foreign trade, hedging transactions, cash management and structured transactions in capital markets to ensure good results and customer satisfaction.

Bradesco Private Bank

The sole purpose of Bradesco Private Bank is to advise high net-worth individuals, family-owned holding companies and investment companies with a high net availability for investments.

Through its open architecture model, it offers tailored products and services, including banking, advisory services, local and international asset allocation and portfolio management, as well as advice on choosing the best vehicles and investment structures for the perpetuation of the family’s estate. In addition, the client can access our entire structure, including credit, investment banking, brokerage, insurance, and pensions, among others.

53 Bradesco

4.B. Business Overview
Form 20-F

Currently, Bradesco Private Bank has 15 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Brasília, Campinas, Cuiabá, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nation-wide presence, in addition to the support of the units abroad located in Cayman, New York and Luxembourg.

Bradesco Varejo

The focus of Bradesco Varejo are individuals with a monthly income of up to R$10 thousand and legal entities with annual revenues of up to R$30 million. Individual customers with monthly incomes up to R$3,999.99 or amounts available for investments below R$40,000 are classified as being part of the “Classic” customer designation and individual customers with monthly incomes from R$4,000 to R$10,000 or amounts available for investments from R$40,000 are classified as being part of the “Exclusive” customer designation. Companies with annual revenues of up to R$30 million are classified as being part of the “Empresas e Negócios” designation. The retail area provides customized services with adequate financial solutions for each profile.

The Bradesco Varejo service network comprises 4,911 branches, 3,749 service stations, 1,012 electronic service stations and 38,430 Bradesco Expresso units, in addition to thousands of ATMs

The customer service network offers products and services in remote places, of difficult access and also in regions with large concentrations of people with lower purchasing power, for example the Communities of Rocinha, Cidade de Deus, Rio das Pedras, Complexo do Alemão, Gardênia Azul, Cantagalo, Turano, Santa Marta, Mangueira, Chapéu Mangueira and Vila Kennedy in Rio de Janeiro; Heliópolis and Paraisópolis in São Paulo; besides the two boats: “Voyager III” and “Voyager V,” which provide banking services to riverside communities in the Amazon region. This service is increasing access to banking services for those people who would otherwise have little or no access to banking services, thus increasing social mobility.

Bradesco Prime

Bradesco Prime operates in the segment of individuals and has a service network of 308 branches and 905 strategically positioned "Bradesco Prime Spaces" (581 with a differentiated environment). The Prime segment offers the following benefits to our clients:

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

54 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Main subsidiaries

The following is a simplified chart containing our main subsidiaries in the activities of financial and insurance services and our voting interest as of December 31, 2016. With the exception of Bradesco Argentina, Bradesco Europa, Bradesco Grand Cayman Branch and Bradesco New York Branch, the other significant subsidiaries are Brazilian entities. For more information in relation to the consolidation of our significant subsidiaries, see Note 2b of our consolidated financial statements in "Item 18. Financial Statements."

Banco Bradesco S.A.
99.99%
Banco Alvorada S.A.
Banking
100.00%
Banco Bradesco Financiamentos S.A.
Banking
100.00%
Banco Bradesco Cartões S.A.
Cards
100.00%
Tempo Serviços S.A.
Service Provider
100.00%
Bradseg Participações S.A.
Holding
99.99%
Bradesco Argentina S.A.
Banking
99.81%
Banco Bradesco BBI
Investment Bank
100.00%
Bradesplan Participações Ltda.
Holding
100.00%
Banco Bradescard S.A.
Cards
100.00%
Bradesco Seguros S.A.
Insurance
100.00%
Bradesco S.A. Corretora de TVM
Broker
100.00%
BRAM - Bradesco Asset Management S.A. DTVM
Asset Management
100.00%
Ágora Corretora de Títulos e Valores S.A.
Broker
100.00%
União Participações Ltda.
Holding
100.00%
Bradesco Grand Cayman Branch
Banking
100.00%
Bradesco New York Branch
Banking
100.00%
Bradesco Vida e Previdência S.A.
Pension Plan / Insurer
100.00%
Bradesco Capitalização S.A.
Capitalization
100.00%
Bradesco SegPrev Investimentos Ltda.
Holding
100.00%
Banco Bradesco Berj S.A.
Banking
100.00%
Bradesco Saúde S.A.
Insurance
100.00%
Banco Boavista Interatlântico S.A.
Banking
100.00%
Bradesco Administradora de Consórcios Ltda.
Consortium Management
100.00%
Bradesco Europa S.A.
Banking
100.00%
Bradesco Leasing S.A. Arrendamento Mercantil
Leasing
100.00%
Bradesco Auto/RE Cia de Seguros S.A.
Insurance
100.00%
Kirton Bank Brasil S.A.
Banking
98.08%
Kirton Seguros S.A.
Insurance
99.97%
Kirton Corretora de Títulos e Valores mobiliários
Broker
99.99%
Banco Losango S.A.
Banking
100.00%
Kirton Administradora de Consórcios Ltda.
Consortium Management

55 Bradesco

4.B. Business Overview
Form 20-F

Corporate risk management process

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. The market’s dynamism encourages Bradesco to engage in the continuous improvement of this activity.

We seek to exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models, measurement and control tools. We also promote improvement among employees at all levels, from the business areas to the Board of Directors.

Our risk management process ensures that risks are proactively identified, measured, mitigated, monitored and reported, as required for the complexity of our financial products and services and the profile of our activities.

Risk and Capital Management Structure

The structure of our risk and capital management function consists of committees, responsible for assisting our Board of Directors and our Diretoria Executiva in making strategic decisions.

We have a committee named Integrated Risk Management and Capital Allocation Committee (“COGIRAC”), which is responsible for advising the Board of Directors on the performance of its roles in the management and control of risks and capital.

The committee is assisted by the Capital Management Executive Committee and the executive committees for risk management of: (i) Credit; (ii) Market and Liquidity; (iii) Operational and Socioenvironmental; and (iv) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. There are also the Executive Products and Services Committee, and executive committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to COGIRAC and the Board of Directors.

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

 We seek to control our exposure to credit risk, which mainly results from loans and advances, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

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

56 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Corporate control and monitoring of our credit risk take place in the credit risk unit of the Integrated Risk Control Department. The department assists the Credit Risk Management Executive Committee on discussions and implementation of the methodologies to measure the credit risk. Relevant issues discussed by this committee are reported to COGIRAC.

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

Both the governance process and limits are validated by COGIRAC, submitted for approval by the Board of Directors, and reviewed at least once a year.

Market Risk

Market risk is the possibility of a loss of income due to fluctuations in prices and interest rate of the financial instruments resulting from mismatched maturities, currencies and indices of our asset and liability operations.

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

•      use of derivatives; and

•      hedge.

Market Risk Management Process

Our market risk management process is run on a corporate wide basis, and involving several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed us to be the first financial institution in the country authorized by the Brazilian Central Bank to use, since January 2013, its in-house models of market risk to check the need of regulatory capital. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself.

Definition of limits

Proposed market risk limits are validated by specific committees for approval by COGIRAC, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

57 Bradesco

4.B. Business Overview
Form 20-F

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

In addition to daily reports, the positions of the trading portfolio are discussed weekly by the Treasury Committee and the positions of the banking portfolio and liquidity reports are handled every fortnight by the Treasury Executive Committee for the Management of Assets and Liabilities. In both committees, the results and the risks are evaluated and the strategies are discussed. Both the governance process and the existing limits are validated by COGIRAC and submitted for approval by the Board of Directors, which are reviewed at least once a year.

In case of any risk limit breach monitored by the Integrated Risk Control Department, the head of the business unit in charge is informed of the limit usage and, in a timely manner, COGIRAC is called in order to make a decision. If the committee chooses to increase the limit and/or change or maintain the positions, the Board of Directors is called to approve a new limit or to review our strategy with regard to this particular risk.

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

Our policy for risk management and market liquidity, approved by the Board of Directors, is mainly aimed at ensuring the existence of standards, criteria and procedures to guarantee the establishment of the Minimum Liquidity Reserve (“RML”), as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,090/12.

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

58 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Liquidity risk is monitored daily by business and control areas and at meetings of the Treasury Executive Committee for Asset Liability Management, which controls liquidity reserves and maturity and currency mismatches. Additionally, monitoring activity is also conducted by COGIRAC.

In addition to the in-house control and monitoring methodology, as of October 2015, we began to measure and report to the Central Bank on the Short-Term Liquidity Ratio (“LCR”), in accordance with CMN Resolution No. 4,401/15 and the Central Bank Circular Letter No. 3,749/15.

Operational Risk

Operational risk is represented by the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems and external events. This includes legal risk, associated with the activities we carry out.

Operational Risk Management Process

We carry out operational risk process throughout the organization. This involves a number of areas, with specific responsibilities, thus ensuring an efficient structure, and operational risk is measured and controlled on a centralized and independent basis. Accordingly, the following procedures are carried out:

•      identifying, assessing, and monitoring the operational risks inherent in our activities, as well as those related to new products/services and their adequacy to procedures and controls;

•      mapping and addressing records of operational losses to make up an internal data base;

•       ensuring the integrity of data from losses collected and provide analyses that offer quality information to several business areas/branches, aimed at improving operational risk management;

•      measuring, controlling and reporting increased operational losses by way of assessing the effectiveness of the mitigating measures of business areas/branches;

•       evaluating, together with managers, the indicators, scenarios, and external data from operating losses in order to incorporate/adjust any processes and controls, as well as to quantify the impact on economic capital;

•      assessing and calculating capital needs in connection with the operational risk in regulatory capital and economic visions; and

•      preparing reports on the operational risk for submission to the Committees, to the Diretoria Executiva and related areas.

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

The Integrated Risk Control Department is responsible for the coordination of the Internal Control and Operational Risk Commission (“CIRO”), which reports to CEROS. This commission is aimed at analyzing the behavior of the operational losses of the business areas/branches, the efficiency and effectiveness of the processes and controls adopted, the provision methodologies and their impact on the management of operational risk and evaluate indicators, scenarios, and external data from operating losses in order to incorporate/adjust eventually, processes and controls.

The Integrated Risk Control Department is the advisory unit of CEROS, whose objective is to advise the Diretoria Executiva on the performance of his duties relating to the management of operating risk, business continuity, socio-environmental risks, and conduct risk. The relevant issues debated in this instance are reported to COGIRAC, which reports to the Board of Directors.

The governance process is approved by the Board of Directors and reviewed at least once a year.

Internal controls and compliance

The efficacy of our internal controls is supported by trained professionals, well-defined and implemented processes, and by technology compatible with business needs.

59 Bradesco

4.B. Business Overview
Form 20-F

The internal control methodology is based in the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”), and is also in line with the guidelines established by the Information Systems Audit and Control Association (“ISACA”) through the Control Objectives for Information and Related Technology (“COBIT 5”), and with the procedures described by the Public Company Accounting Oversight Board (“PCAOB”) for analysis of the Entity Level Controls (“ELC”).

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

60 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Corporate Integrity Program

Our main corporate commitments to integrity are:

•      to conduct our business and develop our various relationships based on ethics, integrity and transparency, concepts that permeate our organizational culture, whose values and principles are ratified by the Corporate and Sector-based Codes of Ethical Conduct and supported by Senior Management; and

•       to prevent and combat all forms of corruption, especially bribery.

Such commitments are permanently sustained through the Corporate Integrity Program, which corresponds to a set of mechanisms and measures made up by the Ethical Code of Conduct, by Corporate Anticorruption Policies and Standards, and other standards, as well as procedures, processes, and control established therein, aimed at preventing, detecting, and remedying any harmful acts of corruption and bribery, including fraud against the Government.

The program, supported by the Ethical Conduct Committee and by the Board of Directors, determines the guidelines, responsibilities, procedures, and controls regarding gifts, freebies and entertainment, sponsorship, third parties and due diligence, bids with the Brazilian Government, political contributions, relationships with public agents, denunciations and non-retaliation against whistleblowers acting in good faith, in accordance with laws and regulations applicable in Brazil and in countries where we have business units.

In order to increase the effectiveness of the Corporate Integrity Program, it is continuously evaluated and improved. In this sense, in 2016 we completed a new mapping of corruption risks and its subsequent reevaluation in all facilities, including overseas units. We also provided classroom training on anticorruption to Senior Management, employees from areas with greater exposure to risk and third parties, as well as an interactive lecture on reputation for an exclusive public, as a pilot. And, as regards ethical conduct, the following was made available to our managers and employees: (i) the ‘Choices’ web series, comprising of seven training videos; (ii) the ‘Best Place’ video; and (iii) the ‘Freedom and Respect’ training video; on the portal of videos on the corporate intranet.

For 2017, we planned a series of activities aimed at strengthening all pillars of the program, among which we highlight the implementation of new controls concerning public agents, third parties, donations, and sponsorships, as well as the implementation of an automated risk monitoring system and controls based on specific metrics and indicators, in addition to innovative training following a new methodology.

Prevention of Money Laundering and Terrorism Financing Program

The Prevention of Money Laundering and Terrorism Financing Program is based on specific policies, principles, procedures and systems that establish guidelines to prevent and detect the utilization of our structure and/or our products and services for money laundering and terrorist financing purposes. This program is supported by the Prevention and Combat of Money Laundering and Terrorism Financing Executive Committee, which is responsible for assessing the work as to its effectiveness and the need to coordinate procedures and controls with regulations defined by the regulating bodies and best domestic and international practices. Any suspicious or unusual cases identified are forwarded to the Committee on Assessment of Suspicious Transactions, composed of a number of our areas, which assess the need for reporting to regulatory bodies.

Independent Validation of Management and Measurement Models of Risk and Capital

We employ internal models developed based on statistical, economic, financial, and mathematical theories and the expertise by specialists, whose purpose is to support and facilitate the structuring of issues, provide standardization and speed to decisions, and manage risks and capital.

In order to detect, mitigate and control risks inherent in our models, which are associated with potential adverse consequences arising from decisions based on incorrect or obsolete models, inadequate calibration of models and failures in the development state or inappropriate use, there is the process of independent validation, which evaluates these aspects, challenging the methodology, the assumptions adopted, the date used, the use of models, as well as the robustness environment in which they are implanted, with results being reported to managers, Internal Audit, the Compliance and Internal Control Committee (“CCIC”) and COGIRAC.

Treasury activities

61 Bradesco

4.B. Business Overview
Form 20-F

The Treasury Department main objective is maximizing results with available resources and managing risks, by complying with the limits set forth by our Senior Management and the guidelines issued by our integrated risk control unit.

The main activities are as follows:

•      planning and managing our local and foreign currency cash flows;

•      proposing and observing our asset and liability management strategy;

•      managing maturity, rate and liquidity gaps arising from our activities;

•      calculating costs of operations from both the assets and liabilities sides;

•      getting price estimates and managing our commercial operations that involve risks such as: market, interest rate, foreign exchange, commodities and price index risks;

•      performing proprietary trading operations aimed at taking opportunities found in the range of our prospective scenario and market prices; and

•      taking part of analysis and decisions regarding directed credit and capital management.

Corporate security

The Corporate Security Department’s mission is to promote security solutions in line with our business by creating, implementing, and maintaining rules, processes, and technologies.

To achieve its objectives, it acts strategically and corporately to ensure security of electronic channels, systems and information, assessing, treating, and proposing improvements, in addition to being a focal point for issuing technical opinions, in connection with strategic security issues, in the implementation of products, services or processes.

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•      the definition of an “Information Security Management System," responsible for establishing a "Corporate Information Security Policy and Standards," aimed at protecting our information and our clients, whose contents are approved by a multidisciplinary group called the Information Security Committee and decided on by the Corporate Security Executive Committee. It is also responsible for maintaining the “Corporate Information Security Awareness and Education Program,” aimed at promoting the commitment of all employees with the theme;

•      our “Electronic fraud-prevention,” “Document Fraud Prevention – Opening of Accounts, Payroll Credit, and Vehicle Financing” and “Electronic-channel Security” areas, manage processes to detect and mitigate risks, preventing any financial losses or negative impacts to our brand. They operate by monitoring the transactions of electronic service channels, preventive and reactive analysis of documents, in addition to strategic and corporate actions in order to propose solutions to managers of technical and business areas, thus enhancing security to products and electronic service channel accesses; and

•      the strategic and operating management of identity process and logical access to applications, aiming at protecting the system resources, in addition to working with the business units and technology, with the purpose of defining and restructuring automated controls and coordinating, on a corporate basis, all actions related to the access management.

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

62 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

63 Bradesco

4.B. Business Overview
Form 20-F

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

64 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

•      in the "Corporate" and "Empresas" (middle market) segments, management capability, the company/group's positioning in the market, its size, the economic-financial evolution, cashflow capability, and business perspectives, our analysis always includes the proponent, its parent company/subsidiaries, and the type of business; and

•      this also includes analyses of social and environmental risk for projects that require customers to show compliance with social and environmental regulations and the Equator Principles, consisting of socioenvironmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank's financial arm.

65 Bradesco

4.B. Business Overview
Form 20-F

Credit Recovery

We manage our portfolio of delinquent clients in all of the segments through the collection process ever since the first overdue payment in accordance with our established rules and governance practices, seeking to preserve the relationship with our client and ensuring maximum efficiency and security for our business.

The collection process occurs through our branch network, internally and through external call centers, and in- and out-of-court collection offices. In addition, we have specialized regional teams in credit recovery that act in a customized manner in more relevant cases.

Our collection strategies also cover the inclusion of our delinquent clients in external credit protection agencies, sending collection letters and channels of digital access, such as SMS, digital URA, Internet Banking, ATM, mobile and social networks, as well as processes of open auctions for portfolio sales. To this end, we adopted the use of statistical models to segment the debtors by levels of risk and the likelihood of payment, seeking a more assertive credit recovery and with the best cost/benefit ratio.

For autonomy in negotiations, individual authority levels are assigned up to a certain amount, considering the risk of the group. In more relevant cases, they are submitted to the collective authority limits in the Commission or Executive Committee for Collection and Credit Recovery, respecting the governance of the established authority level.

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2016, our total deposits were R$234.2 billion, representing 21.6% of our total liabilities.

We provide the following types of deposit and registration accounts:

•      checking accounts;

•      savings accounts;

•      time deposits;

•      interbank deposits from financial institutions; and

•      accounts for salary purposes.

The following table shows total customer deposits and deposits from banks by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2016	2016	2015	2014
From customers
Demand deposits	13.9%	32,521,234	23,012,068	32,086,299
Savings deposits	41.4%	97,088,828	91,878,765	92,154,815
Time deposits	44.0%	103,137,867	79,619,267	85,790,391
Deposits from banks
Demand deposits	0.4%	898,877	807,695	940,997
Interbank deposits	0.3%	588,872	466,448	641,205
Total	100.0%	234,235,678	195,784,243	211,613,707

According to the Central Bank Circular Letters No. 3,632/13, No. 3,093/02 and No. 3,569/11, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies with the Central Bank as compulsory deposits, as follows:

Time deposits: we are required to deposit in an account with the Central Bank a percentage of the amounts recorded under the following items: (i) time deposits; (ii) leasing companies' CDIs; (iii) currency exchange acceptance funds; (iv) debentures; (v) securities issued by the bank itself; and (vi) contracts assuming liabilities related to foreign transactions in excess of R$30.0 million. The requirement for compulsory collection was of 25.0% in 2016 and will be of 36.0% as from the calculation period from April 24 to April 28, 2017. The amount required is collected in cash and we earn remuneration on the amount deposited at the SELIC rate.

66 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

Savings deposits: each week we are required to deposit in an account with the Central Bank an amount equivalent to 24.5% of the total average balance of our savings account deposits. The account bears interest annually at ““TR” plus interest of 6.2% or Reference Rate (“TR”) plus 70.0% of the SELIC rate for funding carried out from May 2012, when the SELIC rate is lower than 8.5% p.a.

In June 2015, the Central Bank allowed the use of up to the limit of 18.0% of the amounts chargeable on the balances of the financing of residential properties for deduction in the compulsory payment on savings. In December 2015, the Central Bank Circular No. 3,775/15 allowed financing operations agreed upon between December 2015 and July 2016 under projects in the framework of the of Decree-law No. 6,025/07 to be used as a limit for compulsory deposits up to 15% out of the 18% used for deduction.

According to Circular No. 3,655/13, as amended by Circular No. 3,755/15, we are required to deposit each week in an account with the Central Bank an additional amount corresponding to: (i) a percentage of the average time deposits balance, which was of 11.0% in 2016 and will be reduced to 0% as from the calculation period starting on April 24 and ending on April 28, 2017; and (ii) 5.5% of the savings deposit average balance. Also according to this Circular, there is no compulsory deposit on demand deposits. This additional amount is provided in reserves and we earn interest at the SELIC rate. It should be highlighted that rules on additional deposits have been frequently changed by the Central Bank, and may be subject to further changes without prior notice.

67 Bradesco

4.B. Business Overview
Form 20-F

In February 2013, the Central Bank defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

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

Other funding sources

Our other funding sources include capital markets, import/export operations and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

As of December 31,	R$ in thousands
	2016	2015	2014
Funding Sources
Funding in the open market	241,978,931	222,291,364	219,359,890
Financial notes	108,512,908	71,691,563	54,961,063
Onlendings	36,030,587	42,101,046	43,779,544
Subordinated debt	52,611,064	50,282,936	35,821,666
Borrowings	22,165,415	28,236,838	15,218,591
Real estate credit notes	26,955,574	20,223,220	11,862,705
Agribusiness notes	9,116,292	7,642,250	8,570,579
Euronotes	2,785,654	6,204,942	6,276,614
Securities issued through securitization of payment orders	3,286,342	3,575,729	2,694,477
Structured Operations Certificates	445,168	512,343	260,046
Mortgage notes	-	-	404,915
Total	503,887,935	452,762,231	399,210,090

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2016, 2015 and 2014, funding in the open market, which consists of financial assets sold subject to repurchase agreements, accounted for 48.0%, 49.1% and 54.9%, respectively of our other funding sources. The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of operation is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these operations are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its Capital, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank.

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

68 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

Data processing

We have available an up-to-date technological environment supported by a Data Center (CTI – Centro de Tecnologia da Informação) located in Cidade de Deus, Osasco, SP, with 11,900 sq. m in area, especially built to harbor information technology (IT) infrastructure and contains protections designed to ensure availability of services offered by us.

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

As of December 31, 2016, state-owned financial institutions held 45.5% of the National Financial System's (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 39.9% share and foreign-controlled financial institutions, with a 14.6% share.

69 Bradesco

4.B. Business Overview
Form 20-F

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

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil. As of December 2016, our total market share was 11.4% and, among private banks, it was 25.7%.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Consortia

Currently, the consortia market includes approximately 165 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Caixa Econômica Federal in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Randon and Scania in the trucks/tractors/machines and equipment segment.

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

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, Banco Itaucard and Safra Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Fund management

As of December 31, 2016, the fund management industry in Brazil managed funds worth R$3.4 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$569.5 billion, representing a growth of 43.9% as compared to the 12 previous months or 17.0% of market share, in large part due to the effect of the consolidation of HSBC Brasil. We are the leading institution as measured by the number of investment fund quotaholders with 3.0 million. Our main competitors are BB DTVM and Itaú Unibanco.

70 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 25.4% market share as of December 31, 2016, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros, Zurich/Santander and Amil, which account for a combined total of approximately 55.7% of all premiums generated in the market, as reported by SUSEP, in December 2016.

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

With 27.0% of total contributions in the sector (SUSEP), Bradesco Vida e Previdência's main competitive advantages are: the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander.

Capitalization bonds sector

According to SUSEP, Bradesco Capitalização holds a 27.8% market share in capitalization bonds income and 25.5% in terms of technical provisions. Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal financial institutions

As of December 31, 2016, 9 financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal) and 146 financial conglomerates, consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•      regulating loans and advances granted by Brazilian financial institutions;

71 Bradesco

4.B. Business Overview
Form 20-F

•      regulating Brazilian currency issue;

•      supervising Brazil's reserves of gold and foreign exchange;

•      determining saving, foreign exchange and investment policies in Brazil; and

•      regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new Risk-Based Supervision System (“SBR") through Resolution No. 3,427/06 (amended by Resolution No. 3,513/07), and regulated by CVM Resolution No. 757/16, in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system provides for a fast-track reviewing process for the issuance of securities.

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

72 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

According to CMN Resolution No. 4,280/13, amended by Resolution No. 4,517/16, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

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

Risk Weighting

Pursuant to Circular No. 3,644/13, amended by Circular No. 3,809/16, the Central Bank consolidated the risk weighting factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to such rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank.

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

73 Bradesco

4.B. Business Overview
Form 20-F

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

For more information on our capital ratios, see “Item 5.B - Liquidity and Capital Resources– Capital compliance - Basel III.”

Compulsory Deposits

The Central Bank periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank uses reserve requirements as a mechanism to control liquidity in the SFN.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank. For a summary of current requirements, see “Item 4.B. Business Overview – Deposit Funding.”

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

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Capital. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's Capital. Limits on repurchase operations involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

In September 2016, the Central Bank prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate. However, the execution, extension or renewal of repurchase transactions based on securities issued or accepted up until 29 September 2016 will be accepted until December 31, 2017, provided that the following are observed: (i) the maximum term of twelve months; and (ii) the maintenance of the accounting balance related to the total of transactions in an amount equal to or less than 110,0% of the total accounting balance calculated on the base date of August 31, 2016, whereby from May 1, 2017, the amount will be 50.0% of the total accounting balance calculated for the same base date.

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

74 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

75 Bradesco

4.B. Business Overview
Form 20-F

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

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's Capital, and once every 12 months for all loan operations, with certain exceptions.

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

76 Form 20-F – December 2016

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

Regulation of the debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, which came into force in April 2017, the Central Bank started regulating the financing of the debit balance of the credit card invoice and other post-paid instruments, not settled in full at maturity.

According to the new standard, the credit card companies will no longer be able to finance the balance due from customers through the revolving credit for more than a month. Therefore, after the maturity of the bill in the following month, if there is still a debit balance due on the amount that is the object of the revolving credit, this can be financed by a line of credit in installments, to be offered by the financial institution, with better conditions or settled in full by the client.

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

77 Bradesco

4.B. Business Overview
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

78 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

79 Bradesco

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

80 Form 20-F – December 2016

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

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 2014 or R$3.0 billion as of January 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 2008, earning interest monthly at the SELIC rate as of May 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank in June 2008, earning interest monthly at the SELIC rate as of May 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December of the previous year, adjusted by the SELIC rate: (i) 1.6 as of June 2013; and (ii) 2.0 as of January 2014.

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

81 Bradesco

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

82 Form 20-F – December 2016

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

In October 2015, Law No. 13,170/15 was enacted, which deals with the lawsuit for the freezing of assets, values and rights of possession or ownership and all other rights, real or personal, of ownership, directly or indirectly, of individuals or entities subject to this type of sanction by the resolutions of the United Nations Security Council – CSNU. This standard was issued to establish a faster procedure to block the assets located in Brazil, seeking to prevent the use of the assets in question in the practice of crimes against humanity.

This law was regulated by means of Circular No. 3,780/16, which provides the procedures to be adopted by financial institutions and other institutions authorized to operate by the Central Bank to meet that standard, including with respect to communications with the competent authorities in the case of a freezing of assets.

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

Social and environmental responsibility

In April 2014, the CMN approved Resolution No. 4,327/14, introducing guidelines for the establishment and implementation of the Social and Environmental Responsibility Policy (PRSA) by financial institutions. Aimed at formalizing basic procedures and guidelines for this process, in August 2014 the Brazilian Federation of Banks (FEBRABAN) published the Banking Self-Regulation System Instruction ("SARB") No. 14, establishing a self-regulation program for the development and implementation of PRSA for financial institutions that are signatories of the Banking Self-Regulation System, such as Bradesco.

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

83 Bradesco

4.B. Business Overview
Form 20-F

The law established an adjustment period for institutions to adjust their systems and processes to these new requirements, so that the PRSA be approved, and for the start of the respective action plan, according to the schedule below: (i) until February 2015, by the institutions required to implement the Internal Capital Adequacy Assessment Process (ICAAP), according to regulation in force; and (ii) until July 2015, by other institutions.

In advance of Resolution No. 4,327/14, a five-year strategic plan was built under the guidelines of our Diretoria Executiva and involving all of our areas.  Its main purpose was to establish a clear connection between the sustainability actions and the business, allowing for the diligent management of risks and opportunities. Developments have delivered good results and, over the years, they have also helped us integrate market trends and needs.

Audit partner rotation requirements

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

In the case of insurance companies, pension plan entities, capitalization companies and reinsurers, the applicable standards determine the replacement of the independent auditor and the members responsible for the independent audit, every five fiscal years, whereby the independent accounting firm and the professionals replaced may only be reinstated after three years of their replacing. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

For additional information on the auditors of the consolidated financial statements included in this annual report see “Item 16.C. Principal Accountant Fees and Services.”

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is subject to review by our independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we also are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report.

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

Pursuant to this regulation, financial institutions having Capital of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operation of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions. See "Item 16.D. Exemptions from the listing standards for Audit Committees."

84 Form 20-F – December 2016

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

In July 2016, the Federal Accounting Council issued standards that compose the New Independent Auditor Report (“NRA”) and submit the audits of financial statements for the financial year ended December 31, 2016 to a new set of Brazilian and international standards, requiring a new format for the independent auditors report.

The new auditor's report introduces a section in the audit report called "Key Audit Matters" (“PAAs”), governed by NBC TA provision No. 701 and applicable to the entity whose shares, quotas or debt, are quoted or listed on a recognized stock exchange or are sold in accordance with the regulations of a recognized stock exchange or any corresponding body. The provision NBC TA No. 701 deals with the auditors' responsibility of communicating the key audit matters in their report on the financial statements. Under the new standards, to determine which issues should be treated as PAAs, the auditor should consider and indicate them in the report: (i) the areas assessed as being at a greater risk of distortion or the significant risks identified; (ii) the areas of significant judgment of the auditor related to areas of the financial statements that were also the subject of significant judgment by management, including the identified accounting estimates with a high level of uncertainty; and (iii) the effect on the audit with respect to facts or significant transactions that occurred during the course of the audited period.

The standard also provisions that a PAA should not be disclosed if applicable standards prohibit the public disclosure of the matter and if the negative consequences of such disclosure might outweigh the benefits of the communication to the public.

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

85 Bradesco

4.B. Business Overview
Form 20-F

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its net equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. Instruction No. 555/14 became effective in October 2015.

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

In addition to the limitations specified in each financial investment fund's bylaws, they may not:

•      invest more than 10.0% of their net assets in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;

•      invest more than 20.0% of their net assets in securities issued by the same financial institution authorized to operate by the Central Bank (including the fund administrator); and

•      invest more than 5.0% of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank.

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

In addition, CVM Instruction No. 409/04 stated that funds could hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulated this possibility, there is no limit; (ii) for multimarket funds, up to 20.0% of net assets; and (iii) for other funds, up to 10.0% of net assets. Instruction No. 555/14 changed these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,” funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment,” and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its net equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its net equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Companies and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1 million. These definitions became effective in October 2015.

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

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

86 Form 20-F – December 2016

4.B. Business Overview
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

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 321/15, amended by CNSP Resolution No. 343/16, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

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

Under Complementary Law No. 126/07, the ceding party, (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60.0% in the first three years as of January 2007; and (ii) 40.0% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40.0% of ceded reinsurance in facultative or automatic contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 2012, whichever is earlier.

87 Bradesco

4.B. Business Overview
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

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities (“EAPC”), which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, supplementary pension plan open entities, capitalization companies and reinsurance companies. The CNSP Resolutions No. 316/14 and No. 317/14 were revoked by Resolution No. 321/15, which went into effect in August 2015, and began regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted net worth, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPC, capitalization companies and reinsurers.

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

88 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

Rate applicable to loan and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 2015, 0.0082% to or individual borrowers.

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

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per year. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social contribution tax payable by financial institutions is calculated based on a rate of 20.0% from September 2015 through December 2018, and a rate of 15.0% as from January 2019. For further information on our income tax expense, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

Due to taxation on universal bases, companies based in Brazil are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

89 Bradesco

4.B. Business Overview
Form 20-F

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

90 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

Foreign Account Tax Compliance Act (FATCA)

We continue to conduct the activities necessary to comply with FATCA requirements, including registering the group’s companies and subsidiaries inside and outside Brazil, and continuously reviewing and updating the information for purposes of FACTA at the US Internal Revenue Service (IRS). Brazil and other countries, in which we have business units, have signed intergovernmental agreements with the US on the implementation of FATCA, and have adopted rules and regulations that govern the information to be shared. The processes involving clients (onboarding, due diligence, and reporting) are being carried out by all of our companies that have obligations with FATCA, in accordance with the standards of the countries in which we have business units.

91 Bradesco

4.B. Business Overview
Form 20-F

Selected Statistical Information

Selected statistical data shown in this section as of and for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report, except for average balances, whose calculation methods are shown below. The data for the years ended December 31, 2013 and 2012, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. You should read this information (for the years ended December 31, 2016, 2015 and 2014) in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

92 Form 20-F – December 2016

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

Interest-earning and non-interest earning assets

For the year ended December 31,	R$ in thousands, except %
	2016			2015			2014
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest‑earning assets
Financial assets held for trading	180,250,789	23,576,526	13.1%	108,737,397	13,982,927	12.9%	83,791,866	9,357,339	11.2%
Financial assets available for sale	122,649,627	11,572,618	9.4%	95,434,117	11,629,493	12.2%	84,494,315	9,537,105	11.3%
Investments held to maturity	41,834,019	6,514,933	15.6%	32,732,694	5,253,616	16.1%	24,024,810	2,870,674	11.9%
Financial assets pledged as collateral	150,544,635	21,739,202	14.4%	148,107,052	20,270,191	13.7%	130,319,525	13,953,796	10.7%
Loans and advances to banks	67,961,405	8,689,348	12.8%	63,314,643	8,349,194	13.2%	76,830,557	8,709,828	11.3%
Loans and advances to customers	373,112,857	69,874,022	18.7%	337,673,348	62,916,514	18.6%	317,455,318	55,140,405	17.4%
Central Bank compulsory deposits	55,847,576	5,667,516	10.1%	43,933,707	4,587,412	10.4%	47,038,434	4,277,351	9.1%
Other interest‑earning assets	722,571	66,210	9.2%	640,098	58,905	9.2%	605,011	46,598	7.7%
Total interest‑earning assets	992,923,479	147,700,375	14.9%	830,573,056	127,048,252	15.3%	764,559,836	103,893,096	13.6%

Non‑interest‑earning assets
Cash and balances with banks	19,121,670	-	-	12,896,943	-	-	11,795,512	-	-
Central Bank compulsory deposits	5,967,948	-	-	4,881,039	-	-	6,203,757	-	-
Financial assets available for sale (shares)	10,528,712	-	-	4,664,733	-	-	5,403,709	-	-
Non‑performing loans and advances to customers (1)	21,033,366	-	-	13,960,817	-	-	13,733,170	-	-
Impairment of loans and advances	(24,802,018)	-	-	(24,716,311)	-	-	(21,602,532)	-	-
Investments in associates and joint ventures	6,416,824	-	-	4,318,847	-	-	3,519,890	-	-
Property and equipment, net of accumulated depreciation	6,722,918	-	-	4,763,516	-	-	4,441,468	-	-
Intangible assets and goodwill, net of accumulated amortization	11,569,568	-	-	7,848,705	-	-	7,872,367	-	-
Current and deferred income tax	56,987,580	-	-	46,630,519	-	-	35,008,119	-	-
Other non‑interest‑earning assets	73,931,728	-	-	52,087,514	-	-	41,402,123	-	-
Total non‑interest‑earning assets	187,478,296	-	-	127,336,322	-	-	107,777,583	-	-
*	*	*	*	*	*	*	*	*	*
Total assets	1,180,401,775	147,700,375	12.5%	957,909,378	127,048,252	13.3%	872,337,419	103,893,096	11.9%
(1) Overdue by more than 60 days.

93 Bradesco

4.B. Business Overview
Form 20-F

Interest-bearing and non-interest-bearing liabilities

For the year ended December 31,	R$ in thousands, except %
	2016			2015			2014
	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest‑bearing liabilities
Interbank deposits	1,205,451	127,617	10.6%	621,904	74,814	12.0%	695,132	86,232	12.4%
Savings deposits	93,598,769	6,712,509	7.2%	91,075,494	6,450,258	7.1%	84,921,694	5,440,263	6.4%
Time deposits	111,471,035	8,746,203	7.8%	83,978,162	5,942,386	7.1%	91,990,788	6,441,317	7.0%
Funding in the open market	232,718,923	26,767,039	11.5%	211,686,661	23,509,785	11.1%	192,967,597	19,161,452	9.9%
Borrowings and onlendings	65,927,057	3,865,411	5.9%	64,029,996	3,092,184	4.8%	56,123,972	1,821,103	3.2%
Funds from securities issued	151,629,726	17,124,502	11.3%	97,739,942	11,570,606	11.8%	69,849,843	6,689,844	9.6%
Subordinated debt	52,348,349	6,298,555	12.0%	38,601,843	4,669,830	12.1%	35,826,626	3,787,060	10.6%
Insurance technical provisions and pension plans	198,174,725	21,395,550	10.8%	156,922,463	16,102,347	10.3%	136,308,516	10,420,058	7.6%
Total interest-bearing liabilities	907,074,035	91,037,386	10.0%	744,656,465	71,412,210	9.6%	668,684,168	53,847,329	8.1%
*
Non-interest-bearing liabilities
Demand deposits	32,645,961	-	-	26,969,963	-	-	35,138,920	-	-
Other non‑interest‑bearing liabilities	143,993,002	-	-	99,995,194	-	-	91,429,077	-	-
Total non‑interest‑bearing liabilities	176,638,963	-	-	126,965,157	-	-	126,567,997	-	-
*	*	*	*	*	*	*	*	*	*
Total liabilities	1,083,712,998	91,037,386	8.4%	871,621,622	71,412,210	8.2%	795,252,165	53,847,329	6.8%
*	*	*	*	*	*	*	*	*	*
Equity attributable to controlling shareholders	96,263,256	-	-	85,887,584	-	-	76,574,415	-	-
Non-controlling interest	425,521	-	-	400,172	-	-	510,839	-	-
Total liabilities and equity	1,180,401,775	91,037,386	7.7%	957,909,378	71,412,210	7.5%	872,337,419	53,847,329	6.2%

94 Form 20-F – December 2016

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

For the year ended December 31,	R$ in thousands
	2016/2015			2015/2014
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
Interest‑earning assets
Financial assets held for trading	9,349,835	243,764	9,593,599	3,065,477	1,560,111	4,625,588
Financial assets available for sale	2,898,616	(2,955,491)	(56,875)	1,295,680	796,708	2,092,388
Investments held to maturity	1,421,564	(160,247)	1,261,317	1,223,916	1,159,026	2,382,942
Financial assets pledged as collateral	337,840	1,131,171	1,469,011	2,078,973	4,237,422	6,316,395
Loans and advances to banks	599,583	(259,429)	340,154	(1,661,949)	1,301,315	(360,634)
Loans and advances to customers	6,635,310	322,198	6,957,508	3,630,993	4,145,116	7,776,109
Central Bank compulsory deposits	1,212,325	(132,221)	1,080,104	(295,217)	605,278	310,061
Other interest‑earning assets	7,558	(253)	7,305	2,823	9,484	12,307
Total interest‑earning assets	22,462,631	(1,810,508)	20,652,123	9,340,696	13,814,460	23,155,156
*
Interest‑bearing liabilities
Interbank deposits	62,733	(9,930)	52,803	(8,871)	(2,547)	(11,418)
Savings deposits	180,254	81,997	262,251	411,163	598,832	1,009,995
Time deposits	2,104,319	699,498	2,803,817	(566,341)	67,410	(498,931)
Funding in the open market	2,397,114	860,140	3,257,254	1,957,905	2,390,428	4,348,333
Borrowings and onlendings	93,999	679,228	773,227	284,580	986,501	1,271,081
Funds from securities issued	6,108,709	(554,813)	5,553,896	3,067,421	1,813,341	4,880,762
Subordinated debt	1,654,115	(25,390)	1,628,725	308,147	574,623	882,770
Insurance technical provisions and pension plans	4,417,198	876,005	5,293,203	1,741,117	3,941,172	5,682,289
Total interest‑bearing liabilities	17,018,441	2,606,735	19,625,176	7,195,121	10,369,760	17,564,881

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2016	2015	2014
Average balance of interest‑earning assets	992,923,479	830,573,056	764,559,836
Average balance of interest‑bearing liabilities	907,074,035	744,656,465	668,684,168
Net interest income (1)	56,662,989	55,636,042	50,045,767
*
Interest rate on the average balance of interest‑earning assets	14.9%	15.3%	13.6%
Interest rate on the average balance of interest‑bearing liabilities	10.0%	9.6%	8.1%
Net yield on interest‑earning assets (2)	4.9%	5.7%	5.5%
*
Net interest margin (3)	5.7%	6.7%	6.5%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

Return on equity and assets

The following table shows selected financial indices for the periods indicated:

95 Bradesco

4.B. Business Overview
Form 20-F

For the year ended December 31,	R$ in thousands, except % and per share information
	2016	2015	2014
Net income attributable to controlling shareholders	17,894,249	18,132,906	15,314,943
Average total assets	1,180,401,775	957,909,378	872,337,419
Average equity attributable to controlling shareholders	96,263,256	85,887,584	76,574,415
Net income attributable to controlling shareholders as a percentage of average total assets	1.5%	1.9%	1.8%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	18.6%	21.1%	20.0%
Dividends payout ratio to net income (1)	41.4%	32.2%	31.5%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

Financial assets held for trading, available for sale, investments held to maturity and financial assets pledged as collateral

The following table shows, as of the dates indicated, the breakdown of our financial assets held for trading, available for sale at fair value and our investments held to maturity at amortized cost. For more information on the treatment of our financial assets held for trading, available for sale and investments held to maturity see Notes 20, 21, 22 and 23 to our consolidated financial statements included in "Item 18. Financial Statements":

December 31,	R$ in thousands, except %
	2016	2015	2014
Financial assets held for trading
Brazilian government securities	161,103,399	93,833,116	35,014,906
Bank debt securities	18,600,127	15,322,751	15,905,309
Derivative financial instruments	16,755,442	18,870,917	4,421,457
Corporate debt and marketable equity securities	10,383,682	7,674,357	10,332,717
Mutual funds	4,303,781	21,711,385	12,336,964
Brazilian sovereign bonds	1,358,025	1,426,416	418,561
Foreign government securities	635,390	784,507	68,397
Total financial assets held for trading	213,139,846	159,623,449	78,498,311
Financial assets held for trading as a percentage of total assets	17.9%	15.5%	8.4%
*
Financial assets available for sale
Brazilian government securities	59,198,028	66,215,852	70,149,037
Corporate debt securities	42,142,708	35,761,813	41,366,773
Marketable equity securities	9,817,561	9,323,746	5,829,244
Bank debt securities	1,559,043	4,643,044	3,354,779
Brazilian sovereign bonds	401,214	4,791	261,901
Foreign government securities	-	1,746,204	-
Total financial assets available for sale	113,118,554	117,695,450	120,961,734
Financial assets available for sale as a percentage of total assets	9.5%	11.5%	13.0%
*
Investments held to maturity
Brazilian government securities	30,241,947	27,405,022	25,032,157
Corporate debt securities	12,739,187	12,557,446	-
Brazilian sovereign bonds	20,894	41,092	38,874
Total investments held to maturity	43,002,028	40,003,560	25,071,031
Investments held to maturity as a percentage of total assets	3.6%	3.9%	2.7%

96 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

The following table shows our financial assets pledged as collateral as of the dates indicated. For additional information about our financial assets pledged as collateral, see Note 23 to our consolidated financial statements included in "Item 18. Financial Statements":

December 31,	R$ in thousands, except %
	2016	2015	2014
Financial assets held for trading
Brazilian government securities	6,282,141	291,498	1,257,413
Total of financial assets held for trading	6,282,141	291,498	1,257,413
Financial assets held for trading as a percentage of total assets	0.5%	0.0%	0.1%

Financial assets available for sale
Brazilian government securities	55,530,423	28,866,615	7,095,516
Corporate debt securities	3,899,878	2,488,929	3,661,955
Bank debt securities	4,742,273	1,817,967	3,858,993
Brazilian sovereign bonds
Total of financial assets available for sale	64,275,415	33,173,511	14,616,464
Financial assets available for sale as a percentage of total assets	5.4%	3.2%	1.6%

Investments held to maturity
Brazilian sovereign bonds	431	-	-
Total of investments held to maturity	431	-	-
Investments held to maturity as a percentage of total assets	-	-	-
*	*	*	*
Loans and advances to banks
Interbank investments	84,728,590	111,024,912	136,738,812
Total of loans and advances to banks	84,728,590	111,024,912	136,738,812
Loans and advances to banks as a percentage of total assets	7.1%	10.8%	14.7%

Total financial assets pledged as collateral	155,286,577	144,489,921	152,612,689
Financial assets pledged as collateral as a % of total assets	13.0%	14.1%	16.4%

97 Bradesco

4.B. Business Overview
Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2016, for our financial assets held for trading, financial assets available for sale and investments held to maturity:

December 31, 2016	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets held for trading
Brazilian government securities	2,407,834	13.7%	124,684,720	13.5%	27,639,598	13.1%	6,371,247	13.9%	-	-	161,103,399	13.5%
Corporate debt and marketable equity securities (1)	1,112,960	13.3%	4,088,058	13.4%	1,616,673	12.9%	159,548	8.1%	3,406,443	-	10,383,682	13.2%
Bank debt securities	13,222,387	11.4%	5,351,339	11.3%	26,401	9.8%	-	-	-	-	18,600,127	11.4%
Mutual funds (2)	-	-	-	-	-	-	-	-	4,303,781	-	4,303,781	-
Derivative financial instruments	16,642,530	-	112,912	-	-	-	-	-	-	-	16,755,442	-
Foreign government securities	309,935	12.0%	325,455	12.0%	-	-	-	-	-	-	635,390	12.0%
Brazilian sovereign bonds	1,307,265	6.0%	27,171	8.4%	17,026	12.5%	6,563	10.3%	-	-	1,358,025	9.5%
Total financial assets held for trading	35,002,911	-	134,589,655	-	29,299,698	-	6,537,358	-	7,710,224	-	213,139,846	-

Financial assets available for sale
Brazilian government securities	8,938,378	13.9%	30,520,554	13.3%	8,277,638	12.3%	11,461,458	12.4%	-	-	59,198,028	13.0%
Brazilian sovereign bonds	-	-	401,214	5.9%	-	-	-	-	-	-	401,214	5.9%
Corporate debt securities	2,899,560	13.7%	28,549,107	11.6%	10,008,225	9.1%	685,816	10.2%	-	-	42,142,708	11.3%
Bank debt securities	67,934	10.9%	780,800	7.3%	709,107	4.6%	1,202	5.4%	-	-	1,559,043	7.3%
Marketable equity securities (2)	-	-	-	-	-	-	-	-	9,817,561	-	9,817,561	-
Foreign government securities	-	-	-	-	-	-	-	-	-	-	-	-
Total financial assets available for sale	11,905,872	-	60,251,675	-	18,994,970	-	12,148,476	-	9,817,561	-	113,118,554	-

Investments held to maturity
Brazilian government securities	-	-	11,697,512	15.4%	987,441	14.2%	17,556,994	15.4%	-	-	30,241,947	15.0%
Brazilian sovereign bonds	-	-	20,894	8.0%	-	-	-	-	-	-	20,894	8.0%
Floating rate – bills of exchange	-	-	1,214,034	9.9%	2,081,539	9.7%	9,443,614	9.3%	-	-	12,739,187	9.5%
Total investments held to maturity	-	-	12,932,440	-	3,068,980	-	27,000,608	-	-	-	43,002,028	-

Overall Total	46,908,783	-	207,773,770	-	51,363,648	-	45,686,442	-	17,527,785	-	369,260,428	-
(1) For no stated maturity, it mainly corresponds to marketable equity securities; and
(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

98 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

The following table shows maturity dates and weighted average yield as of December 31, 2016, for our financial assets pledged as collateral:

December 31, 2016	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets held for trading
Brazilian government securities	450,871	14.2%	3,969,112	13.4%	1,671,155	13.7%	191,003	14.5%	6,282,141	14.0%
Total of financial assets held for trading	450,871	-	3,969,112	-	1,671,155	-	191,003	-	6,282,141	-

Financial assets available for sale
Brazilian government securities	3,767,151	13.6%	39,236,721	13.2%	12,239,662	14.0%	286,889	14.8%	55,530,423	13.9%
Corporate debt securities	-	-	2,504,662	10.5%	1,395,216	9.5%	-	-	3,899,878	10.4%
Brazilian sovereign bonds	-	-	102,841	4.9%	-	-	-	-	102,841	4.9%
Bank debt securities	-	-	2,939,297	5.4%	1,802,976	4.6%	-	-	4,742,273	5.1%
Total of financial assets available for sale	3,767,151	-	44,783,521	-	15,437,854	-	286,889	-	64,275,415	-

Investment held to maturity
Brazilian government securities	-	-	431	13.8%	-	-	-	-	431	13.8%
Total investment held to maturity	-	-	431	13.8%	-	-	-	-	431	13.8%

Loans and advances to banks
Interbank investments	84,728,590	13.8%	-	-	-	-	-	-	84,728,590	13.8%
Total of loans and advances to banks	84,728,590	13.8%	-	-	-	-	-	-	84,728,590	13.8%

Overall Total	88,946,612	-	48,753,064	-	17,109,009	-	477,892	-	155,286,577	-

99 Bradesco

4.B. Business Overview
Form 20-F

The following table shows our financial assets held for trading, financial assets available for sale and investments held to maturity by currency as of the dates indicated:

	R$ in thousands
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2016
Denominated in reais	210,043,774	110,274,881	42,981,134	363,299,789
Denominated in foreign currency (1)	3,096,072	2,843,673	20,894	5,960,639

December 31, 2015
Denominated in reais	155,144,937	110,208,119	39,962,468	305,315,524
Denominated in foreign currency (1)	4,478,512	7,487,331	41,092	12,006,935

December 31, 2014
Denominated in reais	76,459,925	117,176,241	25,032,157	218,668,323
Denominated in foreign currency (1)	2,038,386	3,785,493	38,874	5,862,753
(1) Predominantly U.S. dollars.

The following table shows our financial assets pledged as collateral by currency as of the dates indicated:

	R$ in thousands
	At fair value			Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2016
Denominated in reais	6,282,141	55,530,423	84,728,590	431	146,541,585
Denominated in foreign currency (1)	-	8,744,992	-	-	8,744,992

December 31, 2015
Denominated in reais	291,498	28,866,614	111,024,912	-	140,183,024
Denominated in foreign currency (1)	-	4,306,897	-	-	4,306,897

December 31, 2014
Denominated in reais	1,257,413	7,095,516	136,738,812	-	145,091,741
Denominated in foreign currency (1)	-	7,520,948	-	-	7,520,948
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

December 31,	R$ in thousands
	2016	2015	2014	2013	2012
Type of loans and advances to customers
Working capital	60,390,890	65,501,431	62,155,974	59,180,627	53,298,176
Personal credit (1)	56,255,740	49,681,429	45,807,489	41,922,683	32,240,786
BNDES/Finame onlendings	35,816,560	38,158,108	42,168,754	40,543,267	35,703,861
Vehicles - Direct Consumer Financing (CDC)	23,699,948	26,484,476	30,354,903	32,209,642	33,820,338
Housing loans	60,458,038	48,114,515	40,103,169	27,870,462	22,302,967
Export financing	41,983,307	38,180,619	26,141,531	25,662,214	22,665,551
Credit cards	37,407,733	30,943,428	28,072,447	25,473,079	22,367,978
Rural loans	14,422,799	13,710,274	17,057,992	13,651,917	11,580,061
Guaranteed account	8,583,285	9,831,248	10,500,353	10,422,370	9,800,968
Import financing	7,140,346	11,026,017	9,195,381	8,598,811	6,580,312
Leasing	2,738,611	3,072,777	4,319,148	5,713,481	8,035,454
Insurance premiums receivable	5,517,932	4,757,182	4,257,787	3,717,227	2,893,506
Overdraft facilities	4,209,637	3,904,890	3,665,539	3,312,666	2,988,632
Others	33,459,047	26,957,274	25,396,213	25,701,122	24,657,024
Total portfolio	392,083,873	370,323,668	349,196,681	323,979,568	288,935,614

Impairment of loans and advances	(24,780,839)	(25,455,204)	(21,132,677)	(19,858,234)	(19,914,294)

Net loans and advances to customers	367,303,034	344,868,464	328,064,004	304,121,334	269,021,320
(1) Including payroll-dedcutible loans.

The main types of loans and advances presented are as follows:

100 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

•      vehicles - CDC – this line of credit is directly linked to financing of light and heavy vehicles and motorcycles, new or used, domestic or imported;

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

•      import financing – this is a foreign currency financing/refinancing line intended for paying for the acquisition of goods and services made abroad; and

•      leasing – leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

Impairment of loans and advances

Impairment of loans and advances represent our estimates of incurred losses in our portfolio of loans and advances. The assessment of this estimate is based on frequent revisions of individual loans and loans collectively assessed for impairment. For further information on the methodology of calculating the impairment of loans and advances, see Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

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

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist primarily of onlending of Eurobonds and export and import financing, and represented 10.3% in 2016, 13.6% in 2015 and 10.6% in 2014 of our portfolio of loans and advances. In many cases our customers hold derivative instruments to minimize exchange rate variation risk.

101 Bradesco

4.B. Business Overview
Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2016	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Impairment of loans and advances	Total
Type of loans and advances to customers
Working capital	3,729,346	3,624,817	3,885,345	10,752,989	11,139,767	23,315,822	3,942,804	60,390,890	(2,828,062)	57,562,828
Personal credit	3,081,658	3,481,166	2,217,589	6,799,054	10,211,768	27,199,395	3,265,110	56,255,740	(3,292,568)	52,963,172
BNDES/Finame onlendings	963,354	959,984	938,668	2,757,525	5,430,111	24,742,044	24,874	35,816,560	(481,655)	35,334,905
Vehicles - Direct Consumer Financing (CDC)	1,378,821	1,357,120	1,203,230	3,295,340	5,246,286	9,641,131	1,578,020	23,699,948	(1,575,102)	22,124,846
Housing loans	438,786	750,433	586,579	1,471,454	3,075,958	52,744,529	1,390,299	60,458,038	(839,003)	59,619,035
Export financing	2,262,383	2,919,153	3,285,571	6,459,682	7,999,799	18,319,296	737,423	41,983,307	(675,791)	41,307,516
Credit cards	-	-	-	-	-	-	37,407,733	37,407,733	(4,738,899)	32,668,834
Rural loans	395,963	597,891	612,541	1,845,998	6,631,621	3,983,296	355,489	14,422,799	(451,160)	13,971,639
Guaranteed account	2,176,959	2,432,748	2,198,534	1,137,674	227,013	4,982	405,375	8,583,285	(296,443)	8,286,842
Import financing	1,287,387	771,719	1,097,744	2,444,510	722,640	771,357	44,989	7,140,346	(196,166)	6,944,180
Leasing	120,295	160,279	135,613	372,623	570,928	1,271,188	107,685	2,738,611	(140,801)	2,597,810
Insurance premiums receivable	5,370,299	-	-	-	-	147,633	-	5,517,932	(398,771)	5,119,161
Overdraft facilities	778,940	852,378	505,948	265,658	384,733	44,114	1,377,866	4,209,637	(471,521)	3,738,116
Others	6,941,108	3,285,921	2,008,100	2,877,380	2,569,584	8,120,531	7,656,423	33,459,047	(8,394,897)	25,064,150
Total loans and advances to customers	28,925,299	21,193,609	18,675,462	40,479,887	54,210,208	170,305,318	58,294,090	392,083,873	(24,780,839)	367,303,034
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.

As of December 31, 2016	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of loans and advances to customer by maturity
Fixed rates	25,365,749	16,975,473	14,606,274	30,095,920	39,535,433	88,320,875	57,306,590	272,206,314
Floating rates	3,559,550	4,218,136	4,069,188	10,383,967	14,674,775	81,984,443	987,500	119,877,559
Total	28,925,299	21,193,609	18,675,462	40,479,887	54,210,208	170,305,318	58,294,090	392,083,873

102 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 4.0% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of loans and advances to customers, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 2.0% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of outstanding cross-border transactions, divided by the average of the last three years of the total assets).

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated:

103 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

As of December 31,	R$ in thousands, except %
	2016		2015		2014
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	8,813,581	2.2%	10,250,375	2.8%	6,849,002	2.0%
Federal Government	8,813,581	2.2%	10,241,594	2.8%	6,828,851	2.0%
Petrochemicals	8,813,581	2.2%	10,241,594	2.8%	6,828,851	2.0%
State Government	-	-	8,781	0.0%	20,151	0.0%
Production and distribution of electricity	-	-	8,781	0.0%	20,151	0.0%

Private sector	383,270,292	97.8%	360,073,293	97.2%	342,347,679	98.0%
Manufacturing	68,192,198	17.4%	65,158,837	17.6%	56,651,087	16.2%
Food and beverages	16,616,458	4.2%	13,663,410	3.7%	13,640,472	3.9%
Steel, metallurgy and mechanics	12,037,724	3.1%	11,036,375	3.0%	10,092,318	2.9%
Chemicals	3,730,776	1.0%	5,624,425	1.5%	4,522,057	1.3%
Pulp and paper	5,307,358	1.4%	4,532,249	1.2%	3,886,236	1.1%
Textile and clothing	2,702,434	0.7%	2,905,258	0.8%	3,138,214	0.9%
Oil refining and production of alcohol	1,351,070	0.3%	1,492,215	0.4%	1,816,990	0.5%
Rubber and plastic articles	2,628,035	0.7%	2,820,736	0.8%	2,810,322	0.8%
Extraction of metallic and non-metallic minerals	1,639,453	0.4%	2,390,913	0.6%	1,166,969	0.3%
Light and heavy vehicles	9,661,882	2.5%	8,690,405	2.3%	5,353,212	1.5%
Furniture and wood products	2,031,428	0.5%	2,118,945	0.6%	2,205,048	0.6%
Electro and electronic products	1,261,017	0.3%	1,313,480	0.4%	1,237,075	0.4%
Non-metallic materials	2,539,204	0.6%	1,948,504	0.5%	2,081,481	0.6%
Automotive parts and accessories	2,653,298	0.7%	2,135,485	0.6%	1,998,093	0.6%
Leather articles	1,054,014	0.3%	903,781	0.2%	791,083	0.2%
Publishing, printing and reproduction	633,217	0.2%	552,354	0.1%	578,718	0.2%
Other industries	2,344,830	0.6%	3,030,302	0.8%	1,332,799	0.4%
Commercial	42,791,601	10.9%	41,267,638	11.1%	43,024,256	12.3%
Specialty stores	7,239,349	1.8%	7,562,545	2.0%	8,317,266	2.4%
Food, beverages and tobbaco	5,259,946	1.3%	4,874,823	1.3%	5,553,398	1.6%
Non-specialized retailer	7,161,941	1.8%	6,306,350	1.7%	5,332,616	1.5%
Motor vehicles	2,580,276	0.7%	2,830,651	0.8%	3,604,046	1.0%
Parts, acessories and motor vehicle repairing	2,541,558	0.6%	2,832,476	0.8%	3,066,004	0.9%
Clothing and footwear	2,689,705	0.7%	3,006,953	0.8%	3,079,345	0.9%
Personal and household goods	2,280,972	0.6%	1,877,115	0.5%	2,211,096	0.6%
Waste and scrap	4,102,654	1.0%	3,387,879	0.9%	3,680,167	1.1%
Fuel	1,681,438	0.4%	1,846,528	0.5%	1,970,667	0.6%
Trade intermediaries	809,701	0.2%	1,173,241	0.3%	967,833	0.3%
Wholesale of goods in general	1,152,768	0.3%	1,029,359	0.3%	942,695	0.3%
Agricultural products	2,626,345	0.7%	2,072,597	0.6%	2,292,274	0.7%
Other commercial activities	2,664,948	0.7%	2,467,121	0.7%	2,006,849	0.6%
Services	97,136,221	24.8%	102,629,056	27.7%	97,987,989	28.1%
Transportation and storage	16,244,912	4.1%	17,471,591	4.7%	18,319,498	5.2%
Real estate activities, rentals and corporate services	15,600,214	4.0%	14,618,213	3.9%	13,802,102	4.0%
Civil construction	23,602,999	6.0%	23,340,313	6.3%	24,557,530	7.0%
Production and distribution of electricity, gas and water	5,244,520	1.3%	4,722,345	1.3%	4,616,014	1.3%
Holding companies, legal, accounting and business advisory services	8,764,626	2.2%	7,166,007	1.9%	6,758,970	1.9%
Social services, education, health, defense and social security	6,191,117	1.6%	5,083,060	1.4%	4,778,628	1.4%
Lodging and catering services	2,967,894	0.8%	2,867,336	0.8%	2,919,739	0.8%
Club, leisure, cultural and sport activities	5,034,333	1.3%	5,675,333	1.5%	4,826,010	1.4%
Telecommunications	330,596	0.1%	440,342	0.1%	774,953	0.2%
Other services	13,155,010	3.4%	21,244,516	5.7%	16,634,545	4.8%
Individuals	170,925,871	43.6%	147,859,789	39.9%	141,219,983	40.4%
Agribusiness	4,224,401	1.1%	3,157,973	0.9%	3,464,364	1.0%

Total	392,083,873	100.0%	370,323,668	100.0%	349,196,681	100.0%

Impairment of loans and advances	(24,780,839)		(25,455,204)		(21,132,677)

104 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Non-performing loans and advances and impairment of loans and advances

The following table summarizes our non-performing loans and advances (loans and advances operations overdue for over 60 days), as well as those neither due nor impaired, foreclosed assets, and certain asset quality indicators for the dates shown. We use some of these indicators for monitoring purposes and to support decision-making when granting loan and advances. For further information regarding the performance of some of these ratios, see Item “5.A. Operating Results":

December 31,	R$ in thousands, except %
	2016	2015	2014	2013	2012
Non-performing loans and advances to customers, over 60 days	23,373,999	18,288,316	14,779,382	13,650,513	14,455,265
Foreclosed assets	1,578,966	1,247,106	1,006,461	832,546	532,973
Total non-performing loans and advances to customers and foreclosed assets	24,952,965	19,535,422	15,785,843	14,483,059	14,988,238
Total loans and advances to customers	392,083,873	370,323,668	349,196,681	323,979,568	288,935,614
Impairment of loans and advances	24,780,839	25,455,204	21,132,677	19,858,234	19,914,294
Non-performing loans and advances as a percentage of total loans and advances to customers	6.0%	4.9%	4.2%	4.2%	5.0%
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to customers	6.4%	5.3%	4.5%	4.5%	5.2%
Impairment of loans and advances as a percentage of total loans and advances	6.3%	6.9%	6.1%	6.1%	6.9%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	106.0%	139.2%	143.0%	145.5%	137.8%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	99.3%	130.3%	133.9%	137.1%	132.9%
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances)	4.1%	3.0%	2.7%	3.2%	3.3%

105 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Impairment of loans and advances

The following table shows impairment of our loans and advances by type for the periods indicated:

December 31,	R$ in thousands, except %
	2016	2015	2014	2013	2012
Balance at the beginning of the period	25,455,204	21,132,677	19,858,234	19,914,294	17,551,042

Charge-off from assets
Working capital	(3,171,768)	(2,143,675)	(1,507,974)	(1,447,051)	(1,368,689)
BNDES/Finame onlendings	(619,139)	(382,409)	(272,469)	(232,101)	(152,070)
Personal credit	(2,493,626)	(1,855,512)	(1,633,867)	(1,447,057)	(1,111,746)
Credit cards	(1,979,265)	(1,471,292)	(1,410,131)	(1,626,581)	(1,578,143)
Export financing	(121,744)	(256,309)	(35,501)	(58,366)	(27,148)
Leasing	(180,191)	(172,419)	(252,447)	(381,582)	(477,859)
Housing loans	(215,987)	(186,184)	(154,943)	(94,700)	(67,803)
Rural loans	(174,167)	(92,887)	(60,724)	(69,683)	(56,723)
Guaranteed account	(460,516)	(281,858)	(250,973)	(252,838)	(255,157)
Import financing	(310,948)	(327,775)	(45,435)	(6,910)	(2,543)
Overdraft facilities	(1,414,061)	(883,620)	(692,735)	(676,805)	(593,045)
Others (1)	(10,390,738)	(6,489,564)	(6,624,258)	(7,026,270)	(6,383,844)
Total charge-off from assets	(21,532,150)	(14,543,504)	(12,941,457)	(13,319,944)	(12,074,770)
		*	*	*	*
Recoveries
Working capital	753,566	546,963	308,980	294,657	209,557
BNDES/Finame onlendings	222,901	124,143	101,297	69,533	58,937
Personal credit	569,391	547,700	519,378	492,383	388,535
Credit cards	340,405	238,747	504,319	370,184	614,381
Export financing	623,261	30,822	14,972	7,139	1,400
Leasing	95,960	82,692	95,361	83,813	126,208
Housing loans	151,977	1,634	736	720	1,492
Rural loans	65,502	36,953	35,380	42,177	33,778
Guaranteed account	59,991	71,281	46,621	36,268	35,092
Import financing	119,381	32,640	1,120	1,500	12
Overdraft facilities	190,330	168,001	164,864	162,306	143,548
Others (1)	2,314,842	2,263,303	2,131,486	2,079,334	1,373,699
Total recoveries	5,507,507	4,144,879	3,924,514	3,640,014	2,986,639

Net charge–offs	(16,024,643)	(10,398,625)	(9,016,943)	(9,679,930)	(9,088,131)

Net impairment losses on loans and advances	15,350,278	14,721,152	10,291,386	9,623,870	11,451,383

Balance at the end of the period	24,780,839	25,455,204	21,132,677	19,858,234	19,914,294
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	4.1%	3.0%	2.7%	3.2%	3.3%
(1) Including basically the renegotiating portfolio.

Based on information available regarding our borrowers, we believe the impairment of loans and advances recognized is sufficient to cover incurred losses on our loans and advances.

Allocated impairment of loans and advances

The following tables set forth allocated impairment of our loans and advances for the periods indicated. The allocated loss amount and the loans and advances category are stated as a percentage of total loans and advances:

106 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

December 31, 2016	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,828,062	0.8%	15.5%
BNDES/Finame onlendings	481,655	0.1%	9.8%
Vehicles - Direct Consumer Financing (CDC)	1,575,102	0.4%	6.0%
Personal credit	3,292,568	0.9%	14.5%
Credit cards	4,738,899	1.3%	8.9%
Export financing	675,791	0.2%	11.3%
Leasing	140,801	-	0.7%
Housing loans	839,003	0.2%	16.2%
Rural loans	451,160	0.1%	3.9%
Guaranteed account	296,443	0.1%	2.2%
Import financing	196,166	0.1%	1.9%
Overdraft facilities	471,521	0.1%	0.7%
Insurance premiums receivable	398,771	0.1%	1.5%
Others	8,394,897	2.3%	6.9%
Total	24,780,839	6.7%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2015	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	5,922,477	1.7%	17.9%
BNDES/Finame onlendings	555,715	0.2%	10.8%
Vehicles - Direct Consumer Financing (CDC)	1,839,711	0.5%	7.1%
Personal credit	2,941,571	0.8%	13.4%
Credit cards	4,005,048	1.1%	7.7%
Export financing	642,533	0.2%	10.8%
Leasing	152,028	-	13.5%
Housing loans	864,111	0.2%	3.8%
Rural loans	544,530	0.2%	2.7%
Guaranteed account	297,873	0.1%	0.8%
Import financing	164,967	-	3.1%
Overdraft facilities	578,631	0.2%	0.8%
Insurance premiums receivable	277,173	0.1%	1.4%
Others	6,668,836	1.9%	6.2%
Total	25,455,204	7.2%	100.0%
(1) Excludes non-performing loans and advances.

107 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

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

108 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in impairment on loans and advances for the periods shown:

December 31,	R$ in thousands
	2016	2015	2014
Repurchase agreements
Own portfolio position
Financial treasury bills	28,000,310	199,996	8,750,847
National treasury bills	13,211,900	11,637,051	11,876,655
National treasury notes	42,584,901	17,058,798	35,890,277
Debentures	271,279	362,215	-
Others	6,461	4,293	60,497
Short position
Brazilian government securities	1,103,295	370,759	860,065
Total of repurchase agreements	85,178,146	29,633,112	57,438,341

Loans and advances to banks
Interbank deposits	5,387,769	1,017,666	7,652,396
Foreign currency transactions	2,341,124	2,149,301	681,573
Bank deposit certificates	454,104	833,909	4,398,294
Credit acquisition with co-obligation	1,484,391	2,037,739	2,848,280
Impairment of loans and advances	(7,398)	(51,317)	(44,265)
Total of loans and advances to banks	9,659,990	5,987,298	15,536,278

Total	94,838,136	35,620,410	72,974,619

December, 31	R$ in thousands
	2016	2015	2014
Balance at the beginning of the year	51,317	44,265	43,242
Additions/Reductions	(43,919)	7,052	1,023
Balance at the end of the year	7,398	51,317	44,265

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2016		2015		2014
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	32,645,961	-	26,969,963	-	35,138,920	-
Total non-interest-bearing deposits	32,645,961	-	26,969,963	-	35,138,920	-
*
Interest–bearing deposits
Interbank deposits	1,205,451	10.6%	621,904	11.8%	695,132	12.4%
Savings deposits	93,598,769	7.2%	91,075,494	7.1%	84,921,694	6.4%
Time deposits	111,471,035	7.8%	83,978,162	7.1%	91,990,788	7.0%
Total interest–bearing deposits	206,275,255	-	175,675,560	-	177,607,614	-
Total deposits	238,921,216	-	202,645,523	-	212,746,534	-

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

109 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

December 31, 2016	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	31,724,737	-	-	-	31,724,737
Total non-interest-bearing deposits	31,724,737	-	-	-	31,724,737

Interest–bearing deposits
Interbank deposits	302,015	213,309	6,399	61,157	582,880
Savings deposits (1)	97,088,828	-	-	-	97,088,828
Time deposits	4,933,391	4,984,974	7,230,130	70,137,800	87,286,295
Total interest–bearing deposits	102,324,234	5,198,283	7,236,529	70,198,957	184,958,003

Total domestic deposits	134,048,971	5,198,283	7,236,529	70,198,957	216,682,740

International deposits (2)
Non–interest–bearing deposits
Demand deposits	1,695,374	-	-	-	1,695,374
Total non-interest-bearing deposits	1,695,374	-	-	-	1,695,374

Interest–bearing deposits
Interbank deposits	5,992	-	-	-	5,992
Time deposits	11,000,234	2,055,481	2,227,399	568,458	15,851,572
Total interest–bearing deposits	11,006,226	2,055,481	2,227,399	568,458	15,857,564

Total international deposits	12,701,600	2,055,481	2,227,399	568,458	17,552,938

Total deposits	146,750,571	7,253,764	9,463,928	70,767,415	234,235,678
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of our outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2016	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	3,933,372	11,109,387
Maturity after 3 months but within 6 months	4,290,528	2,044,453
Maturity after 6 months but within 12 months	6,647,946	2,227,399
Maturity after 12 months	63,340,152	568,458
Total deposits in excess of US$100,000	78,211,998	15,949,697

Funding in the open market

Funding in the open market amounted to R$241,979 million as of December 31, 2016, R$222,291 million as of December 31, 2015 and R$219,360 million as of December 31, 2014.

The following table summarizes our funding in the open market for the periods indicated:

110 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

For the year ended December 31,	R$ in thousands, except %
	2016	2015	2014
Funding in the open market
Amount outstanding	241,978,931	222,291,364	219,359,890
Maximum amount outstanding during the period	246,668,210	238,178,168	219,359,890
Weighted average interest rate at period end (1)	12.5%	13.8%	9.7%
Average amount during the period	232,718,923	211,686,661	192,967,597
Weighted average interest rate	11.5%	11.1%	9.9%
(1) We calculated the average balances using the month-end book balances, including the related allocated interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see "Item 7.A. Major Shareholders." For further information about our significant subsidiaries as of December 31, 2016, see Exhibit 8.1 to this annual report.

4.D. Property, Plants and Equipment

As of December 31, 2016, we owned 895 properties and leased 4,374 properties throughout Brazil and 10 properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of seven years.

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

Overview

Our results of operations are affected by, among others, the following factors:

Brazilian Economic Conditions

Our results of operations are directly affected by economic conditions in Brazil. Such economic conditions directly impact our customers’ ability to pay their financial obligations on time, which affects our impairment of loans and advances and our balance of outstanding loans and advances. In addition, the impact of economic conditions on exchange rates affects our net interest income, since part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars.

In 2014, GDP grew by 0.5% compared to the previous year. The Brazilian real depreciated to R$2.6562 against the U.S. dollar at December 31, 2014, when compared to the amount of R$2.3426 at December 31, 2013. The Monetary Policy Committee (“COPOM”) increased the base interest rate from 10.0% at December 31, 2013 to 11.75% at December 31, 2014. Inflation, measured by the IPCA index, was 6.4% for the fiscal year ended December 31, 2014.

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

In 2016, GDP retracted by 3.6% compared to the previous year. The real appreciated to R$3.2591 against the U.S. dollar at December 31, 2016, compared with R$3.9048 per U.S. dollar on December 31, 2015. The COPOM has decreased the basic interest rate from 14.25% on December 31, 2015 to 13.75% on December 31, 2016. The inflation, measured by the IPCA, was 6.3% for the year ended December 31, 2016.

111 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

The following table shows Brazilian inflation measured by IPCA, the appreciation/depreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	In R$, except %
	2016	2015	2014
Inflation (IPCA)	6.3%	10.7%	6.4%
Appreciation/(depreciation) of the real against the U.S. dollar	16.5%	(47.0)%	(13.4)%
Period-end exchange rate-US$1.00	3.2591	3.9048	2.6562
Average exchange rate‑US$1.00 (1)	3.4849	3.3314	2.3586
(1) Average exchange rate considering the closing exchange rates at the end of each month starting December of the previous year.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

	2016	2015	2014
Change in real GDP (1)	(3.6)%	(3.8)%	0.5%
Average base interest rates (2)	14.0%	13.3%	10.9%
Average interbank interest rates (3)	14.0%	13.2%	10.8%
(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year;
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with B3 methodology (ex-Clearing and Custody Chamber -"CETIP") (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and B3.

Effects of the global financial markets on our financial condition and results of operations

In 2016, a slower growth of the US economy led the Federal Reserve to raise interest rates in December. However, after the republican candidate was elected to the White House, long-term US interest rates began to reflect recurring increases in the base rate in the following years. Broadly speaking, the consensus is that the new US economic policy will be more expansionary, and will generate an environment with more inflation, and, therefore, higher interest rates. As a result, global liquidity has been declining, with consequences for emerging currencies. However, it is not clear that this initial reaction will continue, because increased world growth in itself is favorable for emerging economies. On the other hand, there was an increase in political uncertainty in countries of great importance to the world economy. Potential important changes are highlighted in countries such as the USA, the United Kingdom, France, Germany, the Netherlands, and possibly Italy. In other words, the ambiguity between greater global growth and increased political risk should be the keynote of 2017.

Accordingly, the main risks to the achievement of a benign scenario of continuing world economic recovery this year are concentrated on the political front, as previously mentioned. In his campaign speech, Donald Trump advocated protectionist measures, scaling up fiscal spending and investments in infrastructure. Although a scenario of increased growth in the short term due to fiscal policy and investments in infrastructure is very likely, there is enormous unpredictability regarding trade policies with China and Mexico, and regarding the general geopolitical position of this new government. Added to this is the risk of higher inflation in the US, resulting in a more intense rise in basic and future interest rates, leading to the risk of capital flight from emerging countries.

Elections in major European countries also figure as potential factors to increase the volatility of financial markets. In addition, it is important to consider the developments of Brexit: there may be a reduction in the trade channel between the United Kingdom and Europe, and the negative contagion can also occur by increasing the risk of political fragmentation within the Eurozone, at a time when there is a need to maintain monetary stimuli and possible new stimuli that require political consensus. The banking sector in Europe also deserves attention: there is the deleveraging process of the financial system observed since 2011, with banks sensitive to increases in overdue loans.

For China, in addition to the expected effects of the declining real estate activity on investments and industrial production, we understand that the demands of conducting economic policy and the need for significant structural adjustments can become a risk for markets, even if the base scenario is that of smooth deceleration for Chines growth, and therefore, of slightly higher commodity prices.

112 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

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

In addition, when the real depreciates, we incur: (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases; and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans and advances, as the income from such assets as measured in reais increases. Conversely, when the real appreciates, as was the case, for example, in 2010 and 2016, we incurred: (i) losses on our assets denominated in, or indexed to, foreign currencies; and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

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

In 2016, our net interest income increased by 1.8% in relation to 2015, from R$55,636 million in 2015 to R$56,663 million in 2016. This growth is mainly related to the increase in the business volume, which contributed R$5,444 million, mainly due to the consolidation of HSBC Brasil. This increase was partially offset by changes in average interest rates, which includes the effect from the appreciation of the real and impacted in R$4.417 million as a result of the decrease in the average net interest margin, from 6.7% in 2015 to 5.7% in 2016.

The following tables show our foreign-currency denominated or indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2016	2015	2014
Assets
Cash and balances with banks	2,254,550	8,305,430	3,843,397
Financial assets held for trading	3,096,072	4,478,512	2,038,386
Financial assets available for sale	2,843,673	7,487,331	3,785,493
Investments held to maturity	20,894	41,092	38,874
Financial assets pledged as collateral	8,744,991	4,306,897	7,520,948
Loans and advances to banks	2,402,807	2,368,658	830,812
Loans and advances to customers	37,774,932	50,250,575	37,038,632
Property and equipment, net of accumulated depreciation	25,823	27,617	15,570
Intangible assets and goodwill, net of accumulated amortization	14,138	29,354	25,425
Taxes to be offset	33,558	44,450	32,732
Deferred income tax assets	262,502	1,388,929	241,203
Other assets	12,328,661	12,373,038	9,073,892
Total assets	69,802,601	91,101,883	64,485,364
Off‑balance sheet accounts – notional value
Derivatives
Futures	100,581,577	96,679,181	25,844,968
Forward	70,938,623	72,408,901	7,590,571
Options	1,480,183	744,507	1,246,097
Swaps	129,516,898	171,025,037	50,280,914
Total assets with derivatives (a)	372,319,882	431,959,509	149,447,914

113 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

December 31,	R$ in thousands
	2016	2015	2014
Liabilities
Deposits from banks	29,842,987	36,944,658	24,081,365
Deposits from customers	17,436,355	27,576,216	29,834,903
Financial liabilities held for trading	324,190	1,300,208	820,843
Funds from securities issued	5,815,118	9,477,171	8,766,126
Subordinated debt	11,455,186	13,714,437	9,321,576
Insurance technical provisions and pension plans	653	946	845
Other provisions	13,816	13,218	10,946
Current income tax liabilities	12,990	27,137	22,691
Other liabilities	10,424,283	6,747,195	5,792,368
Total liabilities	75,325,578	95,801,186	78,651,663
Off‑balance sheet accounts – notional value
Derivatives
Futures	131,518,068	114,575,804	41,542,624
Forward	72,763,569	72,557,432	7,324,830
Options	1,851,857	1,194,413	2,258,312
Swap	142,154,441	181,459,003	52,176,186
Total liabilities with derivative (b)	423,613,513	465,587,838	181,953,615
Net exposure (a-b)	(51,293,631)	(33,628,329)	(32,505,701)

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2(f) and 20(c) to our consolidated financial statements in "Item 18. Financial Statements."

Our net exposure in relation to our total assets amounted to 4.3% as of December 31, 2016, 3.3% as of December 31, 2015 and 3.5% as of December 31, 2014.

Taxes

Our income tax expenses comprise IRPJ, which is levied at a rate of 15.0% on our adjusted net income, plus an additional 10.0% and the Social Contribution Tax, which is levied at a rate of 15.0% on our adjusted net income, both are federal taxes.

In January 2008, the government increased the social contribution tax rate for the financial sector from 9.0% to 15.0%. Financial institutions have been incurring the social contribution tax on adjusted net income at a 15.0% rate since May 2008. The legality of this increase is being challenged in actions brought before the Brazilian Supreme Court. If the Brazilian Supreme Court decides that this increase is not legal, we will be entitled to recover any amount we have paid under the 15.0% tax rate regime in excess of what we would have incurred for the social contribution tax under the 9.0% regime. For financial institutions and similar companies and companies in the insurance industry, the social contribution on the net income, was calculated until August 2015, using a rate of 15.0%. For the period between September 2015 and December 2018, the rate was changed to 20.0%, pursuant to Law No. 13,169/15. The rate will return to 15.0% beginning in January 2019. For the other companies, the social contribution is calculated considering the rate of 9.0%.

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

114 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

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

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the amount of impairment. In this assessment, an increase of 10.0% in the PD as of December 31, 2016, would have increased the impairment by R$499.2 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expected delinquency has on determining impairment.

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

115 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

The fair values of financial assets held for trading and available for sale are primarily based on actively traded markets where prices are based on direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of financial assets held for trading and available for sale. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within Level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require Management to exercise significant judgment or estimation. As of December 31, 2016, R$5,292 million, or 1.4%, of financial assets held for trading, available for sale, pledged as collateral and net derivatives were classified as Level 3 fair value assets.

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on the exchange. Therefore, the majority of our derivative positions are classified as Level 2 of the valuation hierarchy and are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. Most market inputs are observable and can be obtained mainly from B3 and the secondary market.

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

Impairment of financial assets available for sale

Periodically, we assess the existence of impairment of financial assets available for sale if there is a prolonged or significant decrease in their fair value, see Note 2(f)(viii)(b) to our consolidated financial statements in "Item 18. Financial Statements."

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

116 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

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

Insurance technical provisions and pension plans

Our insurance technical provisions and pension plans are liabilities for amounts we estimate will be due to our policyholders and plan participants at a certain point in the future. These values represent the future claims/benefits stated in contracts, such as retirement payments, pensions, individual and group life insurance, health insurance and damage insurance, among other items.

Benefits and claims stated in contracts also include provisions for claims incurred but not reported relating to health, property and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until we receive the reports, process them, and pay out the claims. We determine the amount of such provision using actuarial methods based on historical payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates and to make technical provisions are regularly reviewed and updated. For additional information, see Note 2(o) to our consolidated financial statements. In short-term contracts, the complementary reserve for coverage can also be recognized to cover any resulting differences between the expected value of the future claims and future related expenses and the expected value of future premiums.

For certain products offered, such as pension plans and funds, participants go through two distinct phases as part of the contract: first accumulating assets, then enjoying benefits. During the accumulation phase, technical provisions increase as contributions are received and interest is credited (based on contractual arrangements) and decrease by the benefits and redemptions paid. If provisions are insufficient to honor future commitments, the complementary reserve for coverage is made. The technical provisions are computed using assumptions of mortality, disability, cancellation, interest rates, inflation and costs, which are based on our experience and are periodically reassessed in relation to the sector patterns and the current law.

For sensitivity analysis purposes, regarding life and damage, except for life individual insurance, the impact of a 100 basis points increase in claims in the last 12 months, with the calculation base date being December 31, 2016, would be of R$150.3 million on income and shareholders’ equity after taxes and contributions.

In relation to life insurance with living benefits and pension plan and individual life insurance, we assessed the impact of decreasing interest rates, increasing beneficiary longevity and increase in the income-conversion option on income and shareholders’ equity after taxes and contributions. In this assessment, a decrease of 5.0% in interest rates would lead to R$146.7 million decrease on income and shareholders’ equity after taxes and contributions. The increase of 0.002% in the longevity of beneficiaries would represent a negative impact of R$31.8 million on income and shareholders’ equity after taxes and contributions, while an increase of 500 bps in the conversion into income would represent a negative impact of R$48.3 million on income and shareholders’ equity after taxes and contributions.

117 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Use of estimates and judgements

Upon issuance of the financial statements, we also make estimates and assumptions concerning useful lives of certain non-financial assets and possible impairment of a specific asset or group of assets. Estimates are by nature based on judgment and available information. Therefore, actual results may differ from these estimates. For further information on the use of estimates and judgements, see Note 4 to our consolidated financial statements in “Item 18. Financial Statements.”

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2016
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	32,431,608	67,056,440	3,585,364	64,455	103,137,867
Funding in the open market	213,799,155	27,833,766	320,535	25,475	241,978,931
Borrowings	19,808,556	1,867,834	489,025	-	22,165,415
Onlendings	11,211,567	14,613,712	4,859,577	5,345,731	36,030,587
Funds from securities issued	92,716,123	52,740,759	4,496,988	1,148,068	151,101,938
Subordinated debt	11,399,544	15,133,984	6,420,174	19,657,362	52,611,064
Insurance technical provisions and pension plans	187,388,707	28,451,293	-	-	215,840,000
Other obligations	88,068,152	2,210,871	1,770,902	4,915,590	96,965,515
Total	656,823,412	209,908,659	21,942,565	31,156,681	919,831,317
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.

Off-balance sheet financial guarantees

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our balance sheet. The following table summarizes these financial arrangements as of December 31, 2016:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2016
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	28,880,422	19,079,966	6,463,589	24,525,506	78,949,483
Letters of credit	320,536	8,479	-	-	329,015
Total	29,200,958	19,088,445	6,463,589	24,525,506	79,278,498

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

118 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

For a description of our operational segment's operations, see "Item 4.B. Business Overview."

Results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015

The following tables set forth the principal components of our net income for 2016 and 2015, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% change
Net interest income	56,662,989	55,636,042	1.8%
Net Impairment losses on loans and advances	(15,350,278)	(14,721,152)	4.3%
Non‑interest income	115,171,491	77,043,849	49.5%
Non‑interest expense	(124,578,746)	(108,355,156)	15.0%
Income before income taxes	31,905,456	9,603,583	232.2%
Income tax and social contribution	(13,912,730)	8,634,322	-
Net income for the year	17,992,726	18,237,905	(1.3)%
Net income attributable to controlling shareholders	17,894,249	18,132,906	(1.3)%
Net income attributable to non-controlling interest	98,477	104,999	(6.2)%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Net interest income	49,156,109	46,934,849	4.7%	5,374,229	5,973,694	(10.0)%
Net Impairment losses on loans and advances	(18,829,460)	(16,479,985)	14.3%	-	-	-
Non‑interest income	41,414,563	15,639,366	164.8%	75,664,123	66,345,008	14.0%
Non‑interest expense	(54,448,727)	(46,839,516)	16.2%	(71,473,806)	(63,805,032)	12.0%
Income before income taxes	17,292,485	(745,286)	-	9,564,546	8,513,670	12.3%
Income tax and social contribution	(7,995,420)	12,621,169	-	(3,915,822)	(3,192,918)	22.6%
Net income	9,297,065	11,875,883	(21.7)%	5,648,724	5,320,752	6.2%
Net income attributable to controlling shareholders	9,293,766	11,874,609	(21.7)%	5,550,662	5,215,765	6.4%
Net income attributable to non-controlling interest	3,299	1,274	158.9%	98,062	104,987	(6.6)%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2016 and 2015, on a consolidated basis and by segment:

	R$ in thousands, except %
	2016	2015	% Change
Consolidated
Interest and similar income	147,700,375	127,048,252	16.3%
Interest and similar expenses	(91,037,386)	(71,412,210)	27.5%
Net interest income	56,662,989	55,636,042	1.8%
Banking
Interest and similar income	118,585,106	106,807,027	11.0%
Interest and similar expenses	(69,428,997)	(59,872,178)	16.0%
Net interest income	49,156,109	46,934,849	4.7%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	26,769,779	22,076,041	21.3%
Interest and similar expenses	(21,395,550)	(16,102,347)	32.9%
Net interest income	5,374,229	5,973,694	(10.0)%

119 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/depreciation of the real for 2016 and 2015, respectively:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2016/2015
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	5,444,190	2,725,776	263,365
Due to changes in average interest rates	(4,366,345)	(453,498)	(862,854)
Due to Brazilian real appreciation/depreciation	(50,898)	(51,018)	24
Net change	1,026,947	2,221,260	(599,465)

Banking

Our net interest income increased by 4.7% from R$46,935 million in 2015 to R$49,156 million in 2016. This increase was mainly due to an increase in the average volume of business contributing R$2,726 million to the result, as a result of: (i) a 12.7% increase in the average balance of interest-earning assets, increasing our revenues by R$12,199 million, mainly due to the increase of: (a) 10.5% in the average balance of loans and advances to customers; (b) 32.4% in the average balance of financial assets available for sale; and (c) 86.8% in the average balance of investments held to maturity, partially offset by: (ii) the 14.7% increase in the average balance of the interest-bearing liabilities, which impacted the results by R$9,473 million, in particular the increase of: (a) 55.3% in the average balance of funds from securities issued; and (b) 32.8% increase in the average balance of time deposits. In general, the increase in the average volume of business was mainly due to the consolidation of HSBC Brasil. This increase was partially offset by changes in the average interest rates, which had a negative impact on our results of R$454 million. The impact on our net interest income, due to the appreciation of the real, was R$51 million.

Insurance, pension plans and capitalization bonds

Our net interest income decreased by 10.0%, from R$5,974 million in 2015 to R$5,374 million in 2016. This reduction was mainly due to changes in average interest rates, impacting our results by R$863 million, primarily as a result of the increase in the average interest rate paid on our interest-bearing liabilities, from 10.3% in 2015 to 10.8% in 2016. This reduction was partially offset by an increase in the average volume of business, contributing with R$263 million to our result, mainly, influenced by the consolidation of HSBC Brasil.

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2016 and 2015:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Average balance of interest‑earning assets
Financial assets held for trading	180,250,789	108,737,397	65.8%
Financial assets available for sale	122,649,627	95,434,117	28.5%
Investments held to maturity	41,834,019	32,732,694	27.8%
Financial assets pledged as collateral	150,544,635	148,107,052	1.6%
Loans and advances to banks	67,961,405	63,314,643	7.3%
Loans and advances to customers	373,112,857	337,673,348	10.5%
Compulsory deposits with the Central Bank	55,847,576	43,933,707	27.1%
Other interest‑earning assets	722,571	640,098	12.9%
Total	992,923,479	830,573,056	19.5%
Average interest rate earned	14.9%	15.3%

120 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Average balance of interest–earning assets
Financial assets held for trading	30,557,643	26,586,105	14.9%	149,325,995	81,851,926	82.4%
Financial assets available for sale	100,437,376	75,850,112	32.4%	22,211,842	19,583,491	13.4%
Investments held to maturity	12,485,593	6,682,957	86.8%	29,348,426	26,049,737	12.7%
Financial assets pledged as collateral	150,544,635	148,107,052	1.6%	-	-	-
Loans and advances to banks	67,987,562	63,087,209	7.8%	17,991,407	47,806,666	(62.4)%
Loans and advances to customers	373,112,828	337,649,092	10.5%	-	-	-
Compulsory deposits with the Central Bank	55,847,576	43,933,707	27.1%	-	-	-
Other interest‑earning assets	722,571	640,098	12.9%	-	-	-
Total	791,695,784	702,536,332	12.7%	218,877,670	175,291,820	24.9%
Average interest rate earned	15.0%	15.2%		12.2%	12.6%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/depreciation of the real against the U.S. dollar, in each case comparing 2016 and 2015:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2016/2015
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	22,462,631	12,199,018	4,680,563
Due to changes in average interest rates	(1,220,354)	169,334	13,152
Due to Brazilian real appreciation/depreciation	(590,154)	(590,273)	23
Net change	20,652,123	11,778,079	4,693,738

Banking

Interest and similar income increased by 11.0%, from R$106,807 million in 2015 to R$118,585 million in 2016. This increase was mainly due to changes in the average volume of business, which had a positive impact of R$12,199 million on our results, particularly in interest and similar income from: (a) loans and advances to customers; (b) financial assets available for sale; (c) compulsory deposits with the Central Bank; (d) loans and advances to banks; (e) investments held to maturity; and (f) financial assets held for trading. In general, the increase of the average volume of business was mainly due to the consolidation of HSBC Brasil. This increase was partially offset by changes in the average interest rate earned, from 15.2% in 2015 to 15.0% in 2016, primarily impacted by: (a) the average balance of financial assets available for sale; and (b) the appreciation of the Brazilian real, impacting our interest and similar income by R$166 million.

Interest and similar income from loans and advances to customers increased by 10.7%, from R$61,846 million in 2015 to R$68,452 million in 2016. This increase is related to an increase: (i) of 10.5% in the average balance of our portfolio of loans and advances to customers, from R$337,649 million in 2015 to R$373,113 million in 2016, positively impacting our interest and similar income, in the amount of R$6,506 million. The most featured operations in the period were housing loans, payroll deductible loans and credit card operations; and (ii) in the average interest rate, contributing with R$100 million to our interest and similar income.

Interest and similar income originating from financial assets available for sale increased by 0.7%, from R$8,538 million in 2015 to R$8,600 million in 2016. This increase is related to an increase in the average balance of these operations, from R$75,850 million in 2015 to R$100,437 million in 2016, contributing with R$2,387 million to our revenues, which was partially offset by a decrease in the average interest rate, from 11.3% in 2015 to 8.6% in 2016, impacting our results by R$2,325 million.

Interest and similar income originating from compulsory deposits with the Central Bank increased by 23.5%, from R$4,587 million in 2015 to R$5,668 million in 2016. This increase was primarily due to the 27.1% increase in the average balance of these assets, from R$43,934 million in 2015 to R$55,848 million in 2016, positively impacting our interest and similar income by R$1,212 million.

121 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Interest and similar income originating from loans and advances to banks increased by 8.2%, from R$8,031 million in 2015 to R$8,689 million in 2016. This increase was primarily due to the 7.8% increase in the average balance of these assets, from R$63,087 million in 2015 to R$67,988 million in 2016, positively impacting our interest and similar income by R$626 million.

 Interest and similar income originating from investments held to maturity increased by 89.4% from R$774 million in 2015 to R$1,465 million in 2016. This increase was mainly due to an increase in the average balance of these operations, from R$6,683 million in 2015 to R$12,486 million in 2016, contributing with R$681 million to our revenues.

Interest and similar income originating from financial assets held for trading increased by 44.6%, from R$2,702 million in 2015 to R$3,906 million in 2016. This increase was due to: (i) an increase in the average interest rate, from 10.2% in 2015 to 12.8% in 2016, positively impacting our income by R$762 million; and (ii) a 14.9% increase in the average balance of these assets, from R$26,586 million in 2015 to R$30,558 million in 2016, positively impacting our interest and similar income by R$442 million.

Interest and similar income originating from financial assets pledged as collateral increased by 7.2%, from R$20,270 million in 2015 to R$21,739 million in 2016. This variation was mainly due to an increase in the average interest rate, from 13.7% in 2015 to 14.4% in 2016, increasing our revenues by R$1,131 million.

The effect from the appreciation of the real impacted our interest and similar income by R$590 million.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 21.3%, from R$22,076 million in 2015 to R$26,770 million in 2016. This increase was substantially due to changes in the average volume of operations, contributing with R$4,681 million to our revenues, as result of the consolidation of HSBC Brasil.

Interest and similar expenses

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2016 and 2015:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	1,205,451	621,904	93.8%
Savings deposits	93,598,769	91,075,494	2.8%
Time deposits	111,471,035	83,978,162	32.7%
Funding in the open market	232,718,923	211,686,661	9.9%
Borrowings and onlendings	65,927,057	64,029,996	3.0%
Funds from securities issued	151,629,726	97,739,942	55.1%
Subordinated debt	52,348,349	38,601,843	35.6%
Insurance technical provisions and pension plans	198,174,725	156,922,463	26.3%
Total	907,074,035	744,656,465	21.8%
Average interest rate paid	10.0%	9.6%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	1,205,451	621,941	93.8%	-	-	-
Savings deposits	93,598,769	91,075,494	2.8%	-	-	-
Time deposits	111,553,878	83,995,843	32.8%	-	-	-
Funding in the open market	253,043,296	260,100,851	(2.7)%	-	-	-
Borrowings and onlendings	65,927,057	64,029,996	3.0%	-	-	-
Funds from securities issued	152,132,556	97,942,610	55.3%	-	-	-
Subordinated debt	52,348,349	38,601,843	35.6%	-	-	-
Insurance technical provisions and pension plans	-	-	-	198,174,725	156,922,463	26.3%
Total	729,809,356	636,368,578	14.7%	198,174,725	156,922,463	26.3%
Average interest rate paid	9.5%	9.4%		10.8%	10.3%

122 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/depreciation of the real in the real/U.S. dollar rate, in each case, for 2016 as compared to 2015:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2016/2015
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	17,018,441	9,473,242	4,417,198
Due to changes in average interest rates	3,145,990	622,832	876,005
Due to Brazilian real appreciation/depreciation	(539,255)	(539,255)	-
Net change	19,625,176	9,556,819	5,293,203

Banking

Our interest and similar expenses increased by 16.0% from R$59,872 million in 2015 to R$69,429 million in 2016. This increase primarily reflects: (i) an increase of 14.7% in the average volume of interest-bearing liabilities mainly influenced by the consolidation of HSBC Brasil, from R$636,369 million in 2015 to R$729,809 million in 2016, impacting our expenses by R$9,473 million, mainly due to the increase of: (a) 55.3% in the average balance of funds from securities issued, impacting the expenses by R$6,126 million; (b) 32.8% in the average balance of time deposits, impacting the expenses by R$2,109 million; and (c) 35.6% in the average balance of subordinated debt, impacting the expenses by R$1,654 million; and (ii) the change in the average interest rate paid, from 9.4% in 2015 to 9.5% in 2016, impacting our interest and similar expenses by R$623 million, mainly as a result of higher interest rates for time deposits, from 7.1% in 2015 to 7.8% in 2016, impacting the expenses by R$699 million. The effect of the appreciation of the real impacted our interest and similar expenses by R$539 million.

Insurance, pension plans and capitalization bonds

Our interest and similar expenses increased by 32.9%, from R$16,102 million in 2015 to R$21,396 million in 2016. This increase primarily reflects the increase: (i) of 26.3% in the average balance of insurance technical provisions, impacting our expenses by R$4,417 million, influenced by the consolidation of HSBC Brasil; and (ii) in the average interest rate for insurance and pension plan technical provisions, from 10.3% in 2015 to 10.8% in 2016, increasing our expenses by R$876 million.

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

	R$ in thousands, except %
	2016	2015	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(18,829,460)	(16,479,985)	14.3%
Accounting Pratices Diferences (IFRS x BR GAAP)	3,479,182	1,758,833	97.8%
Consolidated - IFRS	(15,350,278)	(14,721,152)	4.3%

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

Main difference between accounting practices for net impairment losses on loans and advances

123 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

The main difference between the accounting practice between BR GAAP (CMN Resolution No. 2,682/99), and IFRS (IAS 39), is the form of recognition and measurement of impairment losses on loans and advances. While the practice adopted by the Central Bank is provisioning based on a mix of future expected losses and incurred losses, under IFRS the recognition and measurement of impairment losses is based on actual losses incurred. For further information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances” and Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

The following table shows changes in our impairment on loans and advances, net impairment losses on loans and advances, loans recovered and loan charge-offs for the years ended 2016 and 2015, as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

	R$ in thousands, except %
	2016	2015	% Change
Impairment provision of loans and advances at the beginning of the year	25,455,204	21,132,677	20.5%
Net impairment losses on loans and advances	15,350,278	14,721,152	4.3%
Loan recoveries	5,507,507	4,144,879	32.9%
Loan charge‑offs	(21,532,150)	(14,543,504)	48.1%
Impairment provision of loans and advances at the end of the year	24,780,839	25,455,204	(2.6)%
Ratio of net impairment losses on loans and advances to average loans and advances to customers	3.9%	4.2%

The balance of our impairment of loans and advances to customers decreased by 2.6%, from R$25,455 million in 2015 to R$24,781 million in 2016. This decrease was primarily due to the greater volume of loan charge-offs, from R$14,544 million in 2015 to R$21,532 million in 2016, highlighting the greater incidence of charge-offs of the renegotiated operations. This decrease was partially offset by: (i) the increase of 4.3% in loss impairment of loans and advances, from R$14,721 million in 2015 to R$15,350 million in 2016; and (ii) the increase of 32.9% in loan recoveries, from R$4,145 million in 2015 to R$5,508 million in 2016.

The balance of loans and advances to customers classified as due and without reducing the recoverable amount increased by 3.4%, from R$326,364 million in 2015 to R$337,337 million in 2016. Of this total, 96.4% of loans were rated "low risk." The impairment of loans and advances as a percentage of total loans and advances to customers changed from 6.9% in 2015 to 6.3% in 2016, highlighting the smaller loss allocated to the operations of working capital, which decreased by R$3,094 million, from R$5,922 million in 2015 to R$2,828 million in 2016, primarily due to the decrease of 7.8% in this type of loans and advances to customers. We emphasize that the volume of charge-offs in 2016 was 48.1% higher compared to 2015.

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances to customers, and an analysis of losses on loans and advances to individually non-significant customers, as follows:

As of December 31,	R$ in thousands, except %
	2016	2015	% Change
Impairment provision of loans and advances to individually significant customers	6,575,000	5,302,200	24.0%
Impairment provision of loans and advances to individually non-significant customers	18,205,839	20,153,004	(9.7)%
Total	24,780,839	25,455,204	(2.6)%

The increase of 4.3% in net impairment losses on loans and advances is related to the effects of the deceleration of economic activity in Brazil during the period. We highlight the increase of R$9,831 million in the balance of impaired loans and advances to customers, mainly due to the increase of R$4,395 million in the balance of impaired loans and advances to customers that are overdue for more than 90 days, from R$14,820 million in 2015 to R$19,215 million in 2016.

Our level of loan losses, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, including overdue loans, increased from 3.0% in 2015 to 4.1% in 2016.

Our loans and advances to customers portfolio increased by 5.9% from R$370,324 million in 2015 to R$392,084 million in 2016, mainly influenced by the consolidation of HSBC Brasil. We highlight the increase of 15.6% in loans and advances to individuals, from R$147,860 million in 2015 to R$170,926 million in 2016, particularly in the following products: housing loans, payroll-deductible loans and credit cards.

We believe that our impairment of loans and advances is sufficient to cover incurred losses associated with our portfolio.

124 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2016 and 2015:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Net fee and commission income	20,341,051	17,820,670	14.1%
Net gains/(losses) on financial assets and liabilities held for trading	16,402,770	(8,252,055)	-
Net gains/(losses) on financial assets available for sale	(1,341,400)	(671,810)	99.7%
Premiums retained from insurance and pension plans	65,027,122	58,760,780	10.7%
Equity in the earnings of associates and joint ventures	1,699,725	1,528,051	11.2%
Other non-interest income	13,042,223	7,858,213	66.0%
Total	115,171,491	77,043,849	49.5%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Net fee and commission income	20,696,785	19,195,003	7.8%	651,482	1,497,890	(56.5)%
Net gains/(losses) on financial assets and liabilities held for trading	14,918,934	(7,199,397)	-	1,250,639	(627,343)	-
Net gains/(losses) on financial assets available for sale	(1,417,647)	(370,947)	282.2%	805,051	(353,679)	-
Premiums retained from insurance and pension plans	-	-	-	65,027,122	58,760,780	10.7%
Equity in the earnings of associates and joint ventures	1,538,058	1,358,047	13.3%	168,691	166,865	1.1%
Other non-interest income	5,678,433	2,656,660	113.7%	7,761,138	6,900,495	12.5%
Total	41,414,563	15,639,366	164.8%	75,664,123	66,345,008	14.0%

Banking

Our non-interest income increased by 164.8%, from R$15,639 million in 2015 to R$41,415 million in 2016. This increase was mainly due to: (i) net gain/losses of financial assets and liabilities classified as held for trading, from a loss of R$7,199 million in 2015 to a gain of R$14,919 million in 2016, largely due to income obtained from derivative financial instruments, mainly due to the results deriving from futures contracts (which includes the hedge for investments abroad); (ii) the increase of 7.8% in net fee and commission income, from R$19,195 million in 2015 to R$20,697 million in 2016, due to an increase of: (a) 22.0% in revenues related to checking accounts, mainly due to the improvement in the process of segmentation of customers and the increase in the business volume, as well as the effect of the consolidation of HSBC Brasil; (b) 6.4% in revenues from credit cards, due to the increase of 13.6% in the traded financial volume, which reached R$159,172 million in 2016; as well as the 16.6% growth in the amount of transactions, which reached 1.8 billion in 2016, both partially impacted by the consolidation of HSBC Brasil; and (c) 22.9% in revenues from managing consortia, mainly due to the greater volume of bids received; the increase in the average ticket; and the increase in billing on sales, whose active quotas went from 1,194 thousand in December 2015 to 1,334 thousand in December 2016; and (d) 12.9% in the revenues from collections, mainly due to the greater volume of processed documents, as well as the consolidation of HSBC Brasil; (iii) the increase of 13.3% in the result of equity in the earnings of associates and joint ventures, from R$1,358 million in 2015 to R$1,538 million in 2016, mainly due to, higher revenues from our associate Cielo S.A. (“Cielo”); and (iv) the increase in other non-financial income, basically as a result of: (a) higher revenues with the reversal of provisions for tax contingencies; and (b) the consolidation of HSBC Brasil. These events were partially offset by the increase in net losses on financial assets, from R$371 million in 2015 to R$1,418 million in 2016, primarily impacted by the recognition of impairment on fixed-income securities.

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 14.0%, from R$66,345 million in 2015 to R$75,664 million in 2016. This performance was due mainly to: (i) an increase of 10.7% in retained insurance premiums and pension plans income, from R$58,761 million in 2015 to R$65,027 million in 2016, mainly due to the increase in insurance premiums written, from R$55,921 million in 2015 to R$62,471 million in 2016; (ii) the net gains/losses on financial assets and liabilities held for trading, which went from a loss of R$627 million in 2015 to a gain of R$1,251 million in 2016, primarily due to the result of the revenue from fixed-rate securities; (iii) the net gains/losses on financial assets available for sale, which went from a loss of R$354 million in 2015 to a gain of R$805 million in 2016, we highlight that in 2015, the recognition of impairment losses on financial assets in the amount of R$289 million compared to R$28 million in 2016; and (iv) the increase of 12.5% in other non-interest income, largely due to the reversal of provisions for tax contingencies, to the value of R$1,082 million.

125 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Main difference between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main difference between our non-interest income by segment (according to BR GAAP) and our consolidated non-interest income (according to IFRS) for the year ended December 31, 2016:

•      Net fee and commission income: the difference of R$1,007 million refers to: (i) the effective interest rate method in the amount of R$1,236 million; and (ii) the elimination and adjustments for other operations that have reduced the adjustment by R$229 million.

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2016 and 2015:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Personnel expenses	(17,003,783)	(14,058,047)	21.0%
Administrative expenses	(16,149,563)	(13,721,970)	17.7%
Depreciation and amortization	(3,658,413)	(2,942,003)	24.4%
Changes in the insurance technical provisions and pension plans	(32,781,918)	(28,286,039)	15.9%
Retained claims	(24,542,433)	(21,724,043)	13.0%
Selling expenses for insurance and pension plans	(3,547,008)	(3,253,193)	9.0%
Net gains/(losses) on foreign currency transactions	150,757	(3,523,095)	-
Other non-interest expense	(27,046,385)	(20,846,766)	29.7%
Total	(124,578,746)	(108,355,156)	15.0%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Personnel expenses	(15,733,611)	(13,103,515)	20.1%	(1,387,935)	(1,217,211)	14.0%
Administrative expenses	(14,979,689)	(13,076,913)	14.6%	(1,331,349)	(1,137,706)	17.0%
Depreciation and amortization	(3,786,599)	(2,752,946)	37.5%	(365,656)	(321,462)	13.7%
Changes in the insurance technical provisions and pension plans	-	-	-	(32,781,918)	(28,286,038)	15.9%
Retained claims	-	-	-	(24,542,433)	(21,724,044)	13.0%
Selling expenses for insurance and pension plans	-	-	-	(3,547,008)	(3,254,551)	9.0%
Net gains/(losses) on foreign currency transactions	150,757	(3,523,095)	-	-	-	-
Other non-interest expense	(20,099,585)	(14,383,047)	39.7%	(7,517,507)	(7,864,020)	(4.4)%
Total	(54,448,727)	(46,839,516)	16.2%	(71,473,806)	(63,805,032)	12.0%

Banking

 Our non-interest expenses increased by 16.2%, from R$46,840 million in 2015 to R$54,449 million in 2016. This increase was mainly due to the increase of: (i) 20.1% in personnel expenses from R$13,104 million in 2015 to R$15,734 million in 2016, due to an increase in expenses from salaries, payroll charges and benefits as a result of: (a) an increase in salaries, in accordance with the respective 2015 and 2016 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil; (ii) 14.6% in administrative expenses, mainly due to: (a) the increased volume of business and services in the period, partially impacted by the effect of the consolidation of HSBC Brasil; (b) contract adjustments; and (c) the effect of the advertising and marketing campains, mainly related to the "Rio 2016 Olympic and Paralympic Games," during the third quarter of 2016; (iii) 37.5% in depreciation and amortization expenses, due to, principally, the amortization of goodwill related to the acquisition of HSBC Brasil in 2016, in the amount of R$768 million; and (iv) 39.7% in other non-financial expenses, primarily impacted by: (a) the constitution of provisions for guarantees provided, comprising sureties, letters of credit and standby letters of credit, in the amount of R$2,367 million in 2016; (b) greater expenses for legal contingencies, in the amount of R$1,408 million; and (c) higher tax expenses, in the amount of R$1,369 million partially offset by net gains/losses in foreign currency operations, primarily as a result of the appreciation of the Brazilian real against the U.S. dollar in the period.

Insurance, pension plans and capitalization bonds

Our non-interest expenses increased by 12.0%, from R$63,803 million in 2015 to R$71,474 million in 2016. This increase was mainly due to the increase of: (i) 15.9% in our expenses from variation of insurance and pension plan technical provisions from R$28,286 million in 2015 to R$32,782 million in 2016, mainly deriving from the increase of R$32,422 million in the volume of our technical provisions for the VGBL product, influenced by the consolidation of HSBC Brasil; and (ii) 13.0% in retained claims, mainly, in health insurance.

126 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Income tax and social contribution

We prepare the information about segments so that management can assess the performance and make decisions regarding the allocation of resources for investments and other purposes. The calculation of the income tax and social contribution, as required by the current Brazilian laws and regulations, is performed for each legal entity and disclosed on a consolidated basis. Consequently, there is no direct relationship with the presentation per segment. Management’s decisions for tax purposes are based on analysis by individual legal entities and on a consolidated basis; consequently, Management includes consolidated data, which were discussed and analyzed, as a relevant disclosure in relation to the decision-making process.

The following table shows, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2016	2015
Income before income tax and social contribution	31,905,456	9,603,583
Total income tax and social contribution charges at current rates (1)	(14,357,455)	(4,321,612)
Effect of additions and exclusions in the tax calculation:
Equity in the earnings of associates and joint ventures	764,876	687,623
Interest on equity (paid and payable)	3,139,102	2,305,695
Net tax credit of deferred liabilities (2)	-	2,341,220
Other (3)	(3,459,253)	7,621,396
Income tax and social contribution for the period	(13,912,730)	8,634,322
Effective rate	43.6%	(89.9)%

(1) Current rates: (i) 25.0% for income tax; (ii) of 15.0% for the social contribution to financial and similar companies, and of the insurance industry, and of 20.0%, from September 2015 to December 2018, in accordance with Law no 13,169/15; and (iii) of 9.0% for the other companies;

(2) In 2015, refers to, constitution of deferred tax assets, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law nº 13,169/15; and

(3) Basically, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) as shown; and (iii) the deduction incentives.

Our income tax and social contribution expenses increased by R$22,547 million in 2016 as compared to 2015. This increase was primarily due to: (i) an increase of R$22,302 million in income before income tax and social contribution; and (ii) the effects of additions and deductions on the calculation of taxes, as follows: (a) change in other amounts, which went from an exclusion in the income tax and social contribution of R$7,621 million in 2015 to an addition of R$3,459 million in 2016, primarily due to exchange rate variation of assets and liabilities, deriving from investments abroad, which is non-taxable/deductible. This was due, mainly, the 16.5% appreciation of the real against the U.S. dollar in 2016, as compared to 2015, there was a 47.0% depreciation of the real against the U.S. dollar; (b) constitution of tax credit, in the amount of R$2,341 million in 2015, deriving from the restatement of deferred tax assets and liabilities, due to the higher percentage for social contribution, according to Law No. 13,169/15, which was 15% until August 2015 and, for the period between September 2015 and December 2018, changed to 20.0%; partially offset by (c) to the increase in the effect of interest on own capital, in the amount of R$833 million. For more information on income tax and social contribution, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

Net Income

As a result of the above, our net income attributable to controlling shareholders decreased by 1.3%, from R$18,133 million in 2015 to R$17,894 million in 2016. Our net income for the year also decreased by 1.3%, from R$18,238 million in 2015 to R$17,993 million in 2016.

127 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Results of operations for the year ended December 31, 2015 compared with the year ended December 31, 2014

The following tables set forth the principal components of our net income for 2015 and 2014, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% Change
Net interest income	55,636,042	50,045,767	11.2%
Net Impairment losses on loans and advances	(14,721,152)	(10,291,386)	43.0%
Non‑interest income	77,043,849	74,714,867	3.1%
Non‑interest expense	(108,355,156)	(95,138,457)	13.9%
Income before income taxes	9,603,583	19,330,791	(50.3)%
Income tax and social contribution	8,634,322	(3,914,313)	-
Net income for the year	18,237,905	15,416,478	18.3%
Net income attributable to controlling shareholders	18,132,906	15,314,943	18.4%
Net income attributable to non-controlling interest	104,999	101,535	3.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Net interest income	46,934,849	43,034,717	9.1%	5,973,694	4,556,146	31.1%
Net Impairment losses on loans and advances	(16,479,985)	(10,432,347)	58.0%	-	-	-
Non‑interest income	15,639,366	18,941,498	(17.4)%	66,345,008	58,354,327	13.7%
Non‑interest expense	(46,839,516)	(40,227,400)	16.4%	(63,805,032)	(55,611,405)	14.7%
Income before income taxes	(745,286)	11,316,468	-	8,513,670	7,299,068	16.6%
Income tax and social contribution	12,621,169	(771,896)	-	(3,192,918)	(2,843,493)	12.3%
Net income for the year	11,875,883	10,544,572	12.6%	5,320,752	4,455,575	19.4%
Net income attributable to controlling shareholders	11,874,609	10,532,724	12.7%	5,215,765	4,354,752	19.8%
Net income attributable to non-controlling interest	1,274	11,848	(89.2)%	104,987	100,823	4.1%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2015 and 2014, on a consolidated basis and by segment:

	R$ in thousands, except %
	2015	2014	% Change
Consolidated
Interest and similar income	127,048,252	103,893,096	22.3%
Interest and similar expense	(71,412,210)	(53,847,329)	32.6%
Net interest income	55,636,042	50,045,767	11.2%
Banking
Interest and similar income	106,807,027	91,858,460	16.3%
Interest and similar expense	(59,872,178)	(48,823,743)	22.6%
Net interest income	46,934,849	43,034,717	9.1%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	22,076,041	14,976,204	47.4%
Interest and similar expense	(16,102,347)	(10,420,058)	54.5%
Net interest income	5,973,694	4,556,146	31.1%

128 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/depreciation in the real/U.S. dollar rate in each case for 2015 and 2014:

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

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2015 and 2014:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% Change
Average balance of interest‑earning assets
Financial assets held for trading	108,737,397	83,791,866	29.8%
Financial assets available for sale	95,434,117	84,494,315	12.9%
Investments held to maturity	32,732,694	24,024,810	36.2%
Financial assets pledged as collateral	148,107,052	130,319,525	13.6%
Loans and advances to banks	63,314,643	76,830,557	(17.6)%
Loans and advances to customers	337,673,348	317,455,318	6.4%
Compulsory deposits with the Central Bank	43,933,707	47,038,434	(6.6)%
Other interest‑earning assets	640,098	605,011	5.8%
Total	830,573,056	764,559,836	8.6%
Average interest rate earned	15.3%	13.6%

129 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Average balance of interest–earning assets
Financial assets held for trading	26,586,105	38,154,167	(30.3)%	81,851,926	45,264,456	80.8%
Financial assets available for sale	75,850,112	68,021,629	11.5%	19,583,491	16,471,883	18.9%
Investments held to maturity	6,682,957	36,671	-	26,049,737	23,988,139	8.6%
Financial assets pledged as collateral	148,107,052	130,319,525	13.6%	-	-	-
Loans and advances to banks	63,087,209	76,798,394	(17.9)%	47,806,666	65,031,667	(26.5)%
Loans and advances to customers	337,649,092	317,431,062	6.4%	-	-	-
Compulsory deposits with the Central Bank	43,933,707	47,038,434	(6.6)%	-	-	-
Other interest–earning assets	640,098	605,011	5.8%	-	-	-
Total	702,536,332	678,404,893	3.6%	175,291,820	150,756,145	16.3%
Average interest rate	15.2%	13.5%		12.6%	9.9%

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
	Increase/(reduction)
Due to changes in average volume of interest‑earning assets	9,340,696	4,227,948	3,537,451
Due to changes in average interest rates	13,648,967	10,555,005	3,562,506
Due to Brazilian real appreciation/depreciation	165,493	165,614	(120)
Net change	23,155,156	14,948,567	7,099,837

Banking

Interest and similar income increased by 16.3%, from R$91,858 million in 2014 to R$106,807 million in 2015. This increase was largely due to: (i) changes in the average interest rate earned, increasing our income by R$10,555 million, mainly due to the increase in the average interest rate earned from: (a) loans and advances to customers; (b) financial assets pledged as collateral; and (c) loans and advances to banks; (ii) a higher average volume of business, which had a positive impact of R$4,228 million on our results, particularly interest and similar income from: (a) loans and advances to customers; (b) financial assets pledged as collateral; (c) financial assets available for sale; and (d) financial assets held for trading. The devaluation of the real against the U.S. dollar increased our interest and similar income in the amount of R$166 million.

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

Interest and similar income originating from financial assets pledged as collateral increased 45.3%, from R$13,954 million in 2014 to R$20,270 million in 2015. This increase was mainly due to: (i) an increase in the average interest rate earned, from 10.7% in 2014 to 13.7% in 2015, positively impacting our income by R$4,237 million; and (ii) a 14.5% increase in the average balance of these operations, from R$130,320 million in 2014 to R$148,107 million in 2015, positively impacting our interest and similar income, in the amount of R$2,079 million.

Interest and similar income from loans and advances to banks was positively impacted by an increase in the average interest rate, from 11.2% in 2014 to 12.7% in 2015, contributing R$1,112 million to our income. The decrease in the volume of these operations, from R$76,798 million in 2014 to R$63,087 million in 2015 negatively impacted our income by R$1,650 million.

130 Form 20-F – December 2016

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
Average balance of interest–bearing liabilities
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

131 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2015/2014
	Increase/(reduction)
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

Main difference between accounting practices for net impairment losses on loans and advances

The main difference between the accounting practice between BR GAAP (CMN Resolution No. 2,682/99), and IFRS (IAS 39), is the form of recognition and measurement of impairment losses on loans and advances. While the practice adopted by the Central Bank is provisioning based on a mix of future expected losses and incurred losses, under IFRS the recognition and measurement of impairment losses is based on actual losses incurred. For further information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances” and Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

132 Form 20-F – December 2016

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

	R$ in thousands, except %
	2015	2014	% Change
Impairment provision of loans and advances at the beginning of the year	21,132,677	19,858,234	6.4%
Net impairment losses on loans and advances	14,721,152	10,291,386	43.0%
Loan recoveries	4,144,879	3,924,514	5.6%
Loan charge‑offs	(14,543,504)	(12,941,457)	12.4%
Impairment provision of loans and advances at the end of the year	25,455,204	21,132,677	20.5%
Ratio of net impairment losses on loans and advances to average loans and advances to customers	4.2%	3.2%

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

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2015 and 2014:

133 Form 20-F – December 2016

5.A. Operating Results
Form 20-F

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% Change
Net fee and commission income	17,820,670	16,739,256	6.5%
Net gains/(losses) on financial assets and liabilities held for trading	(8,252,055)	(1,933,003)	326.9%
Net gains/(losses) on financial assets available for sale	(671,810)	(991,894)	(32.3)%
Premiums retained from insurance and pension plans	58,760,780	50,454,983	16.5%
Equity in the earnings of associates and joint ventures	1,528,051	1,389,816	9.9%
Other non-interest income	7,858,213	9,055,709	(13.2)%
Total	77,043,849	74,714,867	3.1%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Net fee and commission income	19,195,003	17,570,839	9.2%	1,497,890	1,557,352	(3.8)%
Net gains/(losses) on financial assets and liabilities held for trading	(7,199,397)	(1,833,589)	292.6%	(627,343)	(255,485)	145.5%
Net gains/(losses) on financial assets available for sale	(370,947)	(296,545)	25.1%	(353,679)	(728,720)	(51.5)%
Premiums retained from insurance and pension plans	-	-	-	58,760,780	50,454,983	16.5%
Equity in the earnings of associates and joint ventures	1,358,047	1,220,810	11.2%	166,865	169,431	(1.5)%
Other non-interest income	2,656,660	2,279,983	16.5%	6,900,495	7,156,766	(3.6)%
Total	15,639,366	18,941,498	(17.4)%	66,345,008	58,354,327	13.7%

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

134 Form 20-F – December 2016

5.A. Operating Results
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

135 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

The following table shows, for the Company, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2015	2014
Income before income tax and social contribution	9,603,583	19,330,791
Total income tax and social contribution charges at current rates (1)	(4,321,612)	(7,732,316)
Effect of additions and exclusions in the tax calculation:
Equity in the earnings of associates and joint ventures	687,623	555,926
Interest on equity (paid and payable)	2,305,695	1,438,003
Net tax credit of deferred liabilities	2,341,220	-
Other (2)	7,621,396	1,824,074
Income tax and social contribution for the period	8,634,322	(3,914,313)
Effective rate	(89.9)%	20.2%
(1) Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution; and
(2) Basically, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; and (ii) the deduction incentives.

Income tax and social contribution expenses decreased by R$12,549 million in 2015 as compared to 2014. This decrease was primarily due to: (i) a decrease in income before income tax and social contribution; and (ii) the effects of additions and deductions on the calculation of taxes, as follows: (a) the change in others, from R$1,824 million in 2014 to R$7,621 million in 2015, mainly related to the foreign exchange variation of assets and liabilities, deriving from investments abroad, which is nontaxable. This was primarily a reflection on the depreciation of the real by 47.0% against the U.S. dollar in 2015, and 13.4% in 2014; (b) a deferred tax asset in the amount of R$ 2,341 million, as a result of monetary restatement of deferred tax assets and liabilities due to the results from a higher tax rate for social contribution, pursuant to Law No. 13,169/15, which until August 2015 was 15.0% and, for the period between September 2015 and December 2018, changed to 20.0%; and (c) to the higher effect of interest on own capital, in the amount of R$868 million. For more information on income tax and social contribution, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

Net Income

As a result of the above, our net income attributable to controlling shareholders increased by 18.4%, from R$15,315 million in 2014 to R$18,133 million in 2015. Our net income for the year recorded a percentage increase similar to our net income attributable to controlling shareholders, increasing from R$15,416 million in 2014 to R$18,238 million in 2015.

5.B. Liquidity and Capital Resources

Asset and liability management

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

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

We monitor our asset and liability positions in accordance with Central Bank requirements and guidelines. Our Treasury Executive Committee for Asset and Liability Management meets on a weekly basis to:

•      evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;

•      monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;

136 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

•      define internal prices of transfer of resources (Funds Transfer Price - FTP) of liabilities and assets in local and foreign currency;

•      approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the GOGIRAC and the Board of Directors; and

•      monitor and countersign results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by out Treasury Department.

In making such decisions, we evaluate not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. We also consider other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. Our Treasury Executive Committee for Asset and Liability Management holds extraordinary meetings as required in response to unexpected macroeconomic changes.

In addition, we receive daily reports on our mismatched and open positions, while our Treasury Executive Committee for the Asset and Liability Management assesses our risk position every two weeks.

Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. The components of our Minimum Liquidity Reserve (“RML”) are in line with best market practices as well as Basel III requirements.

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions, and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

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

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2016			2015			2014
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest‑bearing liabilities
Interbank deposits	1,205,451	0.1%	10.6%	621,904	0.1%	12.0%	695,132	0.1%	12.4%
Savings deposits	93,598,769	8.6%	7.2%	91,075,494	10.4%	7.1%	84,921,694	10.7%	6.4%
Time deposits	111,471,035	10.3%	7.8%	83,978,162	9.6%	7.1%	91,990,788	11.6%	7.0%
Funding in the open market	232,718,923	21.5%	11.5%	211,686,661	24.3%	11.1%	192,967,597	24.3%	9.9%
Borrowings and onlendings	65,927,057	6.1%	5.9%	64,029,996	7.3%	4.8%	56,123,972	7.1%	3.2%
Funds from securities issued	151,629,726	14.0%	11.3%	97,739,942	11.2%	11.8%	69,849,843	8.8%	9.6%
Subordinated debt	52,348,349	4.8%	12.0%	38,601,843	4.4%	12.1%	35,826,626	4.5%	10.6%
Insurance technical provisions and pension plans	198,174,725	18.3%	10.8%	156,922,463	18.0%	10.3%	136,308,516	17.1%	7.6%
Total interest‑bearing liabilities	907,074,035	83.7%	10.0%	744,656,465	85.4%	9.6%	668,684,168	84.1%	8.1%
Non‑interest‑bearing liabilities
Demand deposits	32,645,961	3.0%	-	26,969,963	3.1%	-	35,138,920	4.4%	-
Other non‑interest‑bearing liabilities	143,993,002	13.3%	-	99,995,194	11.5%	-	91,429,077	11.5%	-
Total non‑interest‑bearing liabilities	176,638,963	16.3%	-	126,965,157	14.6%	-	126,567,997	15.9%	-
Total liabilities	1,083,712,998	100.0%	8.4%	871,621,622	100.0%	8.2%	795,252,165	100.0%	6.8%

Deposits are our most important source of funding, accounting for 22.0% of average total liabilities in 2016, compared to 23.2% in 2015 and 26.8% in 2014. Our deposits balance over these years progressed in the following manner:

137 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

•      in 2015, the average balance of our deposits decreased by 4.7% in comparison to 2014, mainly due to the decrease of 23.2% in the average balance of our demand deposits and the decrease of 8.7% in our time deposits, which were partially offset by the increase of 7.2% in the average balance of our savings deposits; and

•      in 2016, the average balance of our deposits increased by 17.9% in comparison to 2015, mainly due to the increase of 32.7% in the average balance of our time deposits and 21.0% in our demand deposits.

Funding in the open market, borrowings and onlendings and funds from securities issued represent our main sources of funding, accounting for 41.5% of total average liabilities in 2016, compared to 42.8% in 2015 and 40.1% in 2014.

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2016	2015	2014
Interbank deposits	588,872	466,448	641,205
Savings deposits	97,088,828	91,878,765	92,154,815
Time deposits	103,137,867	79,619,267	85,790,391
Funding in the open market	241,978,931	222,291,364	219,359,890
Borrowings and onlendings	58,196,002	70,337,884	58,998,135
Funds from securities issued	151,101,938	109,850,047	85,030,399
Subordinated debt	52,611,064	50,282,936	35,821,666
Insurance technical provisions and pension plans	215,840,000	170,940,940	146,559,220
Total interest-bearing liabilities	920,543,502	795,667,651	724,355,721
Demand deposits	33,420,111	23,819,783	33,027,296
Other non‑interest‑bearing liabilities	132,586,836	116,301,326	90,776,194
Total non‑interest‑bearing liabilities	166,006,947	140,121,109	123,803,490
Total liabilities	1,086,550,449	935,788,760	848,159,211

138 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

Deposits

Deposits accounted for 21.6% of total liabilities as of December 31, 2016. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balance of the time and demand deposits was mainly due to the larger volume of funding of these deposits, partially influenced by the consolidation of HSBC Brasil. For additional information regarding our deposits, see "Item 4.B. Business Overview – Selected Statistical Information – Average deposit balances and interest rates."

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. As of December 31, 2016, we had funding in the open market in the amount of R$241,979 million, an increase of R$19,688 million compared to the balance in December 31, 2015, which was R$222,291 million.

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

As of December 31, 2016, the balance of our borrowings and onlendings totaled R$58,196 million, a decrease of R$12,142 million compared to December 31, 2015. The decrease was mainly due to: (i) a decrease of R$9,961 million in borrowings and onlendings denominated in, or indexed to, foreign currencies, which balance was from R$32,119 million in 2015 to R$22,158 million in 2016, partially as a result of the 16.5% appreciation of the real against the U.S. dollar in the period: (ii) the decrease in the funds raised via borrowings and onlendings in the country, mainly through FINAME transactions; and offset by: (iii) the increase in the volume of funds raised through BNDES operations.

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

As of December 31, 2016, our funds from securities issued totaled R$151,102 million reflecting an increase of R$41,252 million from December 31, 2015. The increase in our funds from securities issued was mainly influenced by: (i) the increase of R$36,821 million in funds from the issuance of financial notes; (ii) the increase of R$6,732 million in real estate credit notes; and (iii) the consolidation of HSBC Brasil; and partially offset by: (iv) a lower volume of operations abroad, in the amount of R$3,709 million.

Subordinated debt

The subordinated debts totaled R$50,283 million in December 2015, a 40.4% increase, or R$14,461 million, primarily due to the: (i) issuance of new subordinated debts; (ii) exchange rate variation; and partially offset by: (iii) the maturities of debts occurred in the periods.

139 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

The subordinated debts totaled R$52,611 million in December 2016, a 4.6% increase, or R$2,328 million, primarily due to the issuance of new subordinated debts in the period.

Sources of additional liquidity

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or “redesconto”). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Banks, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by credit operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank.

The Central Bank, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

Cash flow

In 2016, 2015 and 2014, our cash flow was primarily affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2016	2015	2014
Net cash provided by (used in) operating activities	53,959,218	(61,354,165)	80,799,123
Net cash provided by (used in) investing activities	9,152,341	(11,961,302)	(3,443,356)
Net cash provided by (used in) financing activities	(23,524,819)	12,994,265	8,999,501
Net increase (decrease) in cash and cash equivalents	39,586,740	(60,321,202)	86,355,268

2016

In 2016, we had a net increase of R$39,587 million in cash and cash equivalents due to net cash provided by operating activities, in the amount of R$53,959 million; and investing activities, in the amount of R$9,152 million. These increases were partially offset by the net decrease in cash used in our financing activities, in the amount of R$23,525 million.

 In 2016, cash provided by our operating activities, including adjustments to income, resulted primarily from (i) interest paid/received, in the amount of R$25,777 million; (ii) lower compulsory deposits with the Central Bank in the amount of R$11,651 million; (iii) a reduction in loans and advances to financial institutions, in the amount of R$10,368 million; (iv) a decrease in financial assets held for trading, in the amount of R$9,700 million; and (v) variation in insurance technical provisions and pension plans, in the amount of R$ 32,782 million. These events were partially offset by an increase: (i) in loans and advances to customers, in the amount of R$49,649 million and (ii) in financial assets held for trading, in the amount of R$40,428 million.

Cash provided by our investing activities, resulted primarily from (i) interest received in the amount of R$12,668 million and (ii) the net acquisition/disposal of financial assets available for sale, in the amount of R$7,428 million. These events were partially offset by: (i) the acquisition of subsidiaries, net of cash and cash equivalents paid/received, in the amount of R$7,189 million; and (ii) the acquisition of fixed assets used, equipment and intangible assets in the amount of R$5,123 million.

Cash used in our financing activities is principally a result of: (i) interest paid and interest on capital and dividends payment, in the amount of R$26,116 million; partially offset by the issuance of subordinated debt, in the amount of R$3,787 million and R$690 million.

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

140 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

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

141 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

In June 2011, the BCBS released the report “Basel III: A global regulatory framework for more resilient banks and banking systems – revised,” as an international regulatory response to the 2008 financial and banking crisis. The revised version of Basel III regulations aims at improving the quality and quantity of financial institutions capital, with the purpose of making the financial system more resilient and reducing risks and costs. This Accord reflects a continuing change towards the improvement of the prudential structure applicable to financial institutions, with the main elements being the regulatory capital and the amount of allocated capital.

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (“IRBs”), in order to ensure inclusion of material risks in capital structure.

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

The purpose of the short-term liquidity ratio (Liquidity Coverage Ratio, or “LCR”) is to show that institutions have sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the long-term liquidity ratio (Net Stable Funding Ratio, or “NSFR”) is to encourage institutions to finance their activities from more stable sources of funding. Basel III has set forth the requirement of a ratio of more than one for the LCR as from January, 2015 and the NSFR as from January, 2018.

Brazil has been a member of the BCBS since late 2009 and has adopted Basel III proposals. The Central Bank issued Notice No. 20,615/11 on preliminary guidelines and schedules for implementing recommendations on capital structure and liquidity requirements. According to this communication, the regulator intended to bring forward the implementation of several measures.

In June 2011, CMN published Resolution No. 3,988/11, which states that the Brazilian financial institutions should implement a capital management structure compatible with the nature of their operations, the complexity of the products and services offered and their risk exposure. Capital management is defined as a continuous process of (i) monitoring and controlling the financial institution’s capital, (ii) calculating the capital need in view of the risks to which the financial institution is exposed to and (iii) planning goals and capital requirements considering the strategic objectives of the institution. Financial institutions shall disclose to the general public a report describing its capital management structure at least on an annual basis.

Under the Central Bank's preliminary rules, Brazil would follow the international schedule for gradually adopting capital requirements and definitions over the coming years. The original schedule proposed by the Central Bank was planned to begin on January 2013. However, it was postponed to March 2013 and the final term for the implementation of the referred rules is January 2019.

Provisional Measure No. 608/13, enacted in February 2013, sets forth the regulatory measures that Brazil has been adopting to adhere to the recommendations of Basel III, which was converted into Law No. 12,838/13. This rule changes the provision for capital to be recognized by financial institutions, addressing presumed credit and credit securities and instruments issued by financial institutions to comprise their Capital. It also states that the distribution of dividends to shareholders of financial institutions is subject to compliance with the prudential rules established by CMN.

In March 2013, the Central Bank published four Resolutions and 15 Circulars, by way of which it implemented the recommendations from the BCBS. In line with international recommendations and current practice, the minimum capital level was determined as a percentage of risk-weighted assets.

In accordance with the rules set forth by the CMN Resolution No. 4,192/13, recently amended by CMN Resolutions No. 4,440/15 and No. 4,442/15, the Capital of a financial institution consists of Tier I Capital plus Tier II Capital and is used when setting its operating limits.

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

142 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

CMN Regulations that introduced Basel III rules in Brazil are stricter and more comprehensive when defining instruments eligible for inclusion in each capital category and set forth the deductions of some items, from Common equity, Additional Capital and Tier II Capital.

Following the recommendations of Basel III, the CMN Resolution No. 4,193/13 introduced the Additional Common Equity, comprised by the: Common Equity Conservation Buffer, Common Equity Countercyclical Buffer (“ACCPBrasil”), and Common Equity Systemically Importance Buffer. Under this Resolution, the value of the Common Equity Conservation Buffer and the ACCPBrasil will gradually increase, starting from 0.625% as from January 2016 and reaching 2.5% as from January 2019. The Common Equity Systemically Importance Buffer will gradually increase from 0.5% as from January 2017 to 2.0% as from January 2019. Moreover, the Central Bank is to determine the calculation methodology for the ACCPBrasil  and the Common Equity Systemically Importance Buffer. The Central Bank Circular No. 3,768/15 establishes the methodology for calculating the Additional Portion of Systemic Importance of the Principal Capital, which corresponds to the multiplication between the assets weighted by risk and the annual factor of systemic importance ("FIS"). The value of the FIS, in turn, is defined based on the ratio between the value of the total exposure and the value of the GDP, considering the following gradation: (i) if the reason for total exposure/GDP is less than 10.0%, the value of the FIS is zero; (ii) if the reason for total exposure/GDP is equal to or greater than 10.0% and less than 50.0%, the FIS will vary from 0.25% from January to December 2017, and 1.0% from January 2019; and (iii) if the reason for total exposure/GDP is greater than 50.0%, the FIS will vary from 0.5% from January to December 2017, and 2.0% from January 2019. Now according to the Central Bank Circular No. 3,769/15, the amount of the ACCPBrasil must not exceed 1.25% of risk-weighted assets, in the period between January to December 2017. In addition, article 3 of this same circular, established that the value of ACCPBrasil is equal to 0%.

By the end of the transitional period in 2019, the portions that comprise the Additional Common Equity (Common Equity Conservation Buffer, ACCPBrasil, Common Equity Systemically Importance Buffer) will have to be at least 2.5% of risk-weighted assets. Under normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than additional Common Equity, as defined. Failure to comply with additional Common Equity rules will lead to restrictions affecting distribution of dividends, bonuses, earnings, profit sharing and incentive compensation geared to the performance of institutions’ managements.

Under the current rule, Brazilian financial institutions, ourselves included, must hold a capital base (Regulatory Capital - “RC”) of 9.25% or more of total RWA (Basel ratio) from January 2017 to December 2017 and calculated using specific criteria determined by the Central Bank. The calculation of the RC is subject to various deductions, including weighting factors that vary according to the nature of the asset. As of December 31, 2016, our Basel ratio was 15,4% of total RWA, which is higher than the 9.875% level required by the Central Bank until December 2016, disregarding the conservation buffer.

The following table shows our capital positions as a percentage of total risk-weighted assets.

As of December 31,	In %
	Basel III (1) Prudential Consolidated		Basel III Financial Consolidated
	2016	2015	2014
Tier I Capital	12.0%	12.7%	12.9%
Common Equity	11.2%	12.7%	12.9%
Additional Capital	0.8%	-	-
Total Ratio	15.4%	16.8%	16.5%
(1) As of January 2015, capital is calculated based on Prudential Consolidated, according to CMN Resolution 4,192/13.

The implementation of the new capital structure in Brazil began in October 2013. CMN Resolution No. 4,192/13, as amended a number of times in 2013, 2014 and 2015, which replaces CMN Resolution No. 3,444/07, provides for a new methodology to calculate RC. Given that this methodology requires the introduction of new adjustments, we adapted the numbers shown above demonstrating the transition from Basel II to Basel III.

In February 2015, the CMN issued Resolution No. 4,401/15, which came into effect in October 2015 and addresses the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The major purpose of this ratio is to provide for the set-up and maintenance of a minimum reserve of net assets in normal market conditions, to be used to maintain the continuity of business and the stability of the financial system in periods of higher shortage or needed liquidity.

143 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

The LCR will be applied to financial institutions with total assets over R$100.0 billion or which are part of a prudential conglomerate with total assets higher than said amount. The minimum limit needs to be supervised on a daily basis by the financial institutions in periods of lack of financial stress.

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

Capital Management

The Capital Management structure aims to provide conditions to the follow-up and control of our capital, thus contributing to the achievement of the strategic goals established, through the accurate planning of the capital sufficiency. In addition to the Executive Committees and a Non-Statutory Committee, which support our Board of Directors and our Diretoria Executiva in the decision-making process, we have an area responsible for Capital Management reporting to the Planning, Budget and Control Department, and which operates together with the Integrated Risk Control Department, affiliated companies, business areas and our various support areas.

The capital plan is aligned with the strategic planning and comprehends a prospective vision of at least three years, is prepared on an annual basis, and is approved by our Diretoria Executiva and our Board of Directors, continually monitored and controlled by the capital management area. Any threats and opportunities, growth and market share targets, as well as projected capital needs, are included in the preparation of the plan to cover risks, as well as the capital held by us. In addition, the internal capital adequacy assessment process (ICAAP) provides conditions for the assessment of sufficiency of capital, taking into account different scenarios (baseline and stress) in a prospective view, and allows for the anticipation of capital and contingency activities to be adopted for the respective scenarios.

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

We monitor our maturity mismatches and positions and manage them within established limits. The positions are analyzed and reconsidered every second and fourth Friday of each month in our Treasury Executive Committee for the Asset and Liability Management.

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2016 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

144 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2016	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest‑earning assets
Financial assets held for trading	4,915,777	4,686,618	8,757,986	135,128,043	35,838,372	3,677,379	193,004,175
Financial assets available for sale	5,151,694	2,127,660	5,377,931	59,697,811	31,143,446	376,517	103,875,059
Investments held to maturity	-	-	-	12,926,577	30,075,451	-	43,002,028
Financial assets pledged as collateral	83,646,950	3,394,834	1,904,827	48,753,065	17,586,901	-	155,286,577
Loans and advances to banks	88,759,292	2,545,217	2,120,712	1,398,574	14,341	-	94,838,136
Loans and advances to customers (1)	28,925,299	39,869,071	40,479,887	136,565,043	87,950,483	32,660,765	366,450,548
Compulsory deposits with the Central Bank	50,795,794	-	-	-	-	-	50,795,794
Other assets	-	-	-	-	792,641	-	792,641
Total interest‑earning assets	262,194,806	52,623,400	58,641,343	394,469,113	203,401,635	36,714,661	1,008,044,958
Interest‑bearing liabilities
Deposits from banks (2)	162,078,484	63,417,792	19,850,717	50,045,412	5,371,400	-	300,763,805
Savings deposits (3)	97,088,828	-	-	-	-	-	97,088,828
Time deposits	7,642,768	15,331,311	9,457,530	70,706,258	-	-	103,137,867
Funds from securities issued	7,295,059	45,280,096	40,140,968	57,237,747	1,148,068	-	151,101,938
Subordinated debt	426,665	3,904,856	7,068,023	21,554,158	19,657,362	-	52,611,064
Insurance technical provisions and pension plans (3)	182,739,608	3,342,339	1,306,760	28,451,293	-	-	215,840,000
Total interest‑bearing liabilities	457,271,412	131,276,394	77,823,998	227,994,868	26,176,830	-	920,543,502
Asset/liability gap	(195,076,606)	(78,652,994)	(19,182,655)	166,474,245	177,224,805	36,714,661	87,501,456
Cumulative gap	(195,076,606)	(273,729,600)	(292,912,255)	(126,438,010)	50,786,795	87,501,456	-
Ratio of cumulative gap to total interest‑earning assets	(19.4)%	(27.2)%	(29.1)%	(12.5)%	5.0%	8.7%	-
(1) For indefinite operations, it refers to credit card operations;
(2) including: funding in the open market, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2016 our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$51,294 million, or 48.6% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign currencies (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

As of December 31, 2016, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

145 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2016	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	70,300,101	2,254,550	72,554,651	3.1%
Financial assets held for trading
Less than one year	32,815,147	2,187,764	35,002,911	6.3%
From one to five years	133,995,215	594,440	134,589,655	0.4%
More than five years	35,797,189	39,867	35,837,056	0.1%
Indefinite	7,436,223	274,001	7,710,224	3.6%
Financial assets available for sale
Less than one year	11,816,817	89,056	11,905,873	0.7%
From one to five years	58,659,124	1,592,551	60,251,675	2.6%
More than five years	29,981,379	1,162,066	31,143,445	3.7%
Indefinite	9,817,561	-	9,817,561	-
Investments held to maturity
Less than one year	-	-	-	-
From one to five years	12,911,546	20,894	12,932,440	0.2%
More than five years	30,069,588	-	30,069,588	-
Financial assets pledged as collateral	146,541,586	8,744,991	155,286,577	5.6%
Loans and advances to banks	92,435,329	2,402,807	94,838,136	2.5%
Loans and advances to customers
Less than one year	180,795,541	18,954,199	199,749,740	9.5%
From one to five years	111,441,215	15,031,690	126,472,905	11.9%
More than five years	37,291,346	3,789,043	41,080,389	9.2%
Non-current assets available for sale	1,578,956	10	1,578,966	0.0%
Investments in associates and joint ventures	7,002,514	264	7,002,778	0.0%
Property and equipment, net of accumulated depreciation	8,371,293	25,823	8,397,116	0.3%
Intangible assets and goodwill, net of accumulated amortization	15,783,388	14,138	15,797,526	0.1%
Taxes to be offset	7,689,653	33,558	7,723,211	0.4%
Deferred income tax assets	44,854,361	262,502	45,116,863	0.6%
Other assets
Less than one year	20,009,764	11,847,759	31,857,523	37.2%
From one to five years	11,995,877	39,426	12,035,303	0.3%
More than five years	2,836,342	441,202	3,277,544	13.5%
Total	1,122,227,055	69,802,601	1,192,029,656	5.9%
Percentage of total assets	94.1%	5.9%	100.0%

146 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2016	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)
Less than one year	219,623,411	26,622,457	246,245,868	10.8%
From one to five years	46,831,454	3,213,960	50,045,414	6.4%
More than five years	5,364,830	6,570	5,371,400	0.1%
Deposits from customers
Less than one year	145,173,774	16,867,897	162,041,671	10.4%
From one to five years	70,073,346	568,458	70,641,804	0.8%
More than five years	64,454	-	64,454	-
Financial liabilities held for trading
Less than one year	12,961,031	281,757	13,242,788	2.1%
From one to five years	150,215	42,433	192,648	22.0%
More than five years	242	-	242	-
Funds from securities issued
Less than one year	89,395,629	3,331,679	92,727,308	3.6%
From one to five years	55,093,812	2,134,072	57,227,884	3.7%
More than five years	797,379	349,367	1,146,746	30.5%
Subordinated debt
Less than one year	11,167,169	232,376	11,399,545	2.0%
From one to five years	13,907,473	7,646,685	21,554,158	35.5%
More than five years	16,081,236	3,576,125	19,657,361	18.2%
Insurance technical provisions and pension plans	215,839,347	653	215,840,000	0.0%
Other provisions	18,278,593	13,816	18,292,409	0.1%
Current income tax liabilities	2,117,296	12,990	2,130,286	0.6%
Deferred income tax liabilities	1,762,948	-	1,762,948	-
Other liabilities (2)
Less than one year	77,846,752	10,295,014	88,141,766	11.7%
From one to five years	3,918,363	28,773	3,947,136	0.7%
More than five years	4,776,117	100,496	4,876,613	2.1%
Shareholders' Equity	105,479,207	-	105,479,207	-
Total	1,116,704,078	75,325,578	1,192,029,656	6.3%
Percentage of total liabilities and shareholder's equity	93.7%	6.3%	100.0%
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

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20(c) to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2016, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

147 Form 20-F – December 2016

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2016	R$ in thousands
	Reference amounts
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	111,026,397	-	111,026,397
Sales	94,677,587	-	94,677,587
Foreign currency futures contracts
Purchases	-	27,399,904	27,399,904
Sales	-	58,690,018	58,690,018
Futures contracts - other
Purchases	48,291	-	48,291
Sales	967	-	967
Interest rate option contracts
Purchases	5,467,042	-	5,467,042
Sales	4,755,788	-	4,755,788
Foreign currency option contracts
Purchases	-	7,567,515	7,567,515
Sales	-	2,836,294	2,836,294
Option contracts - other
Purchases	27,500	-	27,500
Sales	-	-	-
Foreign currency forward contracts
Purchases	-	16,633,033	16,633,033
Sales	-	18,036,706	18,036,706
Forward contracts - other
Purchases	48,911	-	48,911
Sales	1,588,245	-	1,588,245
Swap contracts
Asset position
Interest rate swaps	72,297,999	-	72,297,999
Currency swaps	-	7,276,143	7,276,143
Liability position
Interest rate swaps	36,746,464	-	36,746,464
Currency swaps	-	14,201,872	14,201,872

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2016	2015	2014
Infrastructure
Land and buildings	95,401	55,115	36,893
Installations, properties and equipment for use	1,086,811	1,171,147	981,472
Security and communications systems	27,100	24,958	10,539
Transportation systems	3,473	41,982	30,150
SubTotal	1,212,785	1,293,202	1,059,054
Information Technology
Data processing systems	2,405,093	1,810,294	1,537,012
Financial leasing of data processing systems	633,680	587,792	519,697
SubTotal	3,038,773	2,398,086	2,056,709
Total	4,251,558	3,691,288	3,115,763

148 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

During 2016, we made investments in the amount of R$4,252 million, R$1,213 million of which were related to infrastructure and R$3,039 million related to information technology.

We believe that capital expenditures in 2017 and 2018 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2017 and 2018 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our Officers, Department Officers and Regional Officers. The Diretoria Executiva consists of one Chief Executive Officer, six Vice-Presidents, 11 Managing Officers and five Deputy Officers.

Our eight-member Board of Directors meets on a quarterly basis and on an extraordinary basis whenever necessary. It is responsible for:

•      establishing our corporate strategy;

•      reviewing our business plans and policies; and

•      supervising and monitoring the activities of our Board of Executive Officers.

 Our Audit Committee, among other designations, is in charge of approving the engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

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

149 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Pursuant to Brazilian law, the election of all members of our Board of Directors and Board of Executive Officers are subject to approval by the Central Bank.

We present below biographies of the current members of our Board of Directors and Diretoria Executiva:

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman:

Birth date: June 15, 1926.

Summary of Professional Experience: In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A.  In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors.

Graduation: Business Administration and Economics.

Current positions: He takes part in the Management of Bradesco Organization’s other companies; Chairman of the Board of Trustees and CEO of Fundação Bradesco; and Chairman of the Board of Directors of Bradespar S.A.

Previous positions: He has also served as CEO of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks (FENABAN) as a Member of the Board of the FEBRABAN and as Chairman of the Board of Directors of FGC; and Companhia Brasileira de Securitização (CIBRASEC) and a member of the Consulting Committee of VBC Participações S.A.

Luiz Carlos Trabuco Cappi, Vice-Chairman:

Birth date: October 6, 1951.

Summary of Professional Experience: He began his career at Banco Bradesco in April 1969, being elected as Officer in January 1984 and Vice-President in March 1999. From March 2003 to March 2009, he was also the President of Grupo Bradesco Seguros; in March 2009, he was elected CEO of Banco Bradesco.

Graduation: Degree in Philosophy from Faculdade de Filosofia, Ciências e Letras de São Paulo.

Other Qualifications: Graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

Current positions: Chief Executive Officer of Bradesco Organization’s other companies. Vice-Chairman of Banco Bradesco S.A; President of the Council of Representatives and Executive Board of the National Confederation of Financial Institutions (Confederação Nacional das Instituições Financeiras - CNF); Chairman of the Board of Directors of Elo Participações S.A.; Member of the Board of Directors of FEBRABAN; and a Member of the Strategic Committee at Vale S.A.

Previous positions: He was the Chief Executive Officer of Bradesco Vida e Previdência, of Grupo Segurador and Chairman of the Board of Directors of Odontoprev S.A; Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (ABECIP); of  Associação Nacional da Previdência Privada (ANAPP); of the Federação Nacional de Saúde Suplementar (FENASAÚDE); Vice-Chairman of the Board of Representatives of the CNF, Member of the Managing Council of ABRASCA, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização (CNSeg) and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland, Member of the Honorable Council of Academia Nacional de Seguros e Previdência (ANSP); and Member of Fórum Brasil – Estados Unidos (organized by the Ministry of Industry, Development and Foreign Trade).

150 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Denise Aguiar Alvarez, Director:

Birth date: January 24, 1958.

Summary of Professional Experience: In April 1986, she was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since July 1988, she has also served as an Officer.

Graduation: Degree in Education from Pontifícia Universidade Católica de São Paulo (PUC- SP).

Other Qualifications: Masters in Education from New York University, USA

Current positions: Member of our Board of Directors. Member of the Board of Directors of Bradespar S.A.; Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; CEO of ADC Bradesco – Sports Association. Member of the Consulting Board of the Associação Pinacoteca Arte e Cultura (APAC); She is also a Member of the Deliberative Board of Museu de Arte Moderna de São Paulo (MAM); Member of the Board of Trustees of Fundação Roberto Marinho; Member of the Consulting Board of Canal Futura;  Member of the Consulting Committee of Fundação Dorina Nowill para Cegos; Member of the General Board of Comunitas: Parcerias para o Desenvolvimento Solidário; and Effective Member of Associação de Apoio ao Programa Alfabetização Solidária (AAPAS).

Previous positions: She was Member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo (FUSSESP); and Chairman of the Board of Governance of the Group of Institutes, Foundations and Enterprises (GIFE).

She is João Aguiar Alvarez’s sister, who is also a Director.

João Aguiar Alvarez, Director:

Birth date: August 11, 1960.

Summary of Professional Experience: In April 1986, he was elected to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as an Officer.

Graduation: Degree in Agronomy from the Pinhalense Education Foundation - Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry.

Current positions: Member of our Board of Directors and a Member of the Board of Directors of Bradespar S.A.; and Member of the Board of Trustees and Deputy Officer of Fundação Bradesco.

He is Denise Aguiar Alvarez’s brother, who is also a Director.

Carlos Alberto Rodrigues Guilherme, Director:

Birth date: December 21, 1943.

Summary of Professional Experience: He began his career in December 1957.  He was elected Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999 and Member of the Board of Directors in March 2009, the position which he currently holds.

Graduation: Law degree from Pinhalense Education Foundation.

Current positions: He is a Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Director of NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A. Officer of Top Clube Bradesco, Segurança, Educação e Assistência Social. Member of the Board of Trustees and a Managing Officer of Fundação Bradesco; Member of the Board of Directors of Bradespar S.A.; and CEO of Banco Bradesco BERJ S.A.

151 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Previous positions: Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. - Arrendamento Mercantil.

Milton Matsumoto, Director:

Birth date: April 24, 1945.

Summary of Professional Experience: He has been with Bradesco since September 1957. He was elected Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer in March 1999 and  Member of the Board of Directors in March 2011, the position which he currently holds.

Graduation: Degree in Business Administration from UNIFIEO - University Center FIEO.

Current positions: Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Directors of NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco.

Previous positions: Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Member of the Board of Directors of Banco Bradesco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Director of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A.; Alternate Member of the Board of Directors of CPM Holdings Ltd.; Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo; and Secretary Officer of the Interstate Federation of Loan, Financing and Investment Institutions (FENACREFI).

José Alcides Munhoz, Director:

Birth date: July 23, 1948.

Summary of Professional Experience: He began at Bradesco in October 1970. He was appointed in Bradesco as Officer in March 1989, Department Officer in January 1995, Deputy Officer in March 1998, Managing Officer in March 1999, Vice-President in January 2012 and Member of the Board of Directors in March 2014, the position he currently holds.

Graduation: Technical education in accounting.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; He is also Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors of BBD Participações S.A; Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors and of the Strategic Committee of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, Member of the Board of Directors of NCF Participações S.A.; and Officer of Nova Cidade de Deus Participações S.A..

Previous positions: Member of Consulting Board of the Brazilian National Chapter of the International Real Estate Federation (FIABCI/BRASIL).

Aurélio Conrado Boni, Director:

Birth date: July 19, 1951

Summary of Professional Experience: He began at Bradesco in February 1971. He was appointed in Bradesco as a Department Officer in December 1997; Managing Officer in December 2001; Vice-President in January 2012; and Member of the Board of Directors in March 2015, position he currently holds.

Graduation: Business Administration technician from the Technical Trade School “Campos Salles.”

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Aquarius Participações S.A., BBD Participações S.A., Bradespar S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; NCF Participações S.A. and Cidade de Deus - Companhia Comercial de Participações; Officer of Nova Cidade de Deus Participações S.A. Member of the Board of Directors of CPM Holdings Limited and IT Partners Ltd. and Vice-Chairman of Fidelity Processadora e Serviços S.A. and Fidelity Serviços and Contact Center S.A.

152 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Previous positions: He was a manager in companies of the Bradesco Organization.

Members of the Diretoria Executiva:

Luiz Carlos Trabuco Cappi, CEO: Mr. Trabuco also holds the position of CEO. His experience is described in "Members of the Board of Directors."

Domingos Figueiredo de Abreu, Vice-President:

Birth date: January 8, 1959.

Summary of Professional Experience: Mr. Abreu began at Banco Bradesco S.A. in December 1981. He was appointed in Bradesco as a Department Officer in June 2001, a Managing Officer in March 2002 and Vice-President in June 2009, the position he currently holds.

Graduation: Degree in Economics from College of Economic Sciences of Mogi das Cruzes and a degree in Accounting from College of Economic Sciences and Administration of Osasco (FAC-FITO).

Other Qualifications: Postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC - Capital Markets Brazilian Institute).

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco;  and Member of the Board of Directors of CPM Holdings Limited.

Previous positions: Chairman of the Board of Directors of Cielo S.A.; Member of the Board of Directors and Vice-President of Brazilian Institute of Investor Relations (IBRI); Member of the Board of Directors of Elo Participações S.A.; Member of the Management Board of  ABRASCA; Alternate Member of CPM Braxis S.A.; and Officer of Banco BCN S.A.

Alexandre da Silva Glüher, Vice-President:

Birth date: August 14, 1960.

Summary of Professional Experience: He joined Banco Bradesco S.A. in March 1976. He was elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Officer in December 2010, Managing Officer in January 2012, and Vice-President in January 2014, the position he currently holds. He is also Investor Relations Officer.

Graduation: Accounting from Universidade Federal do Rio Grande do Sul, and in Business Administration from Universidade Luterana do Brasil (ULBRA).

Other Qualifications: International Executive Program at the Wharton School - Advanced Management Program - University of Pennsylvania, U.S.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Vice-President of FEBRABAN; Vice-President and Alternate Delegate at Confederação Nacional do Sistema Financeiro (CONSIF), FENABAN; Vice-President of Instituto Brasileiro de Ciência Bancária (IBCB); Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos (CED); Effective Member of the Board of Directors of Aquarius Participações S.A., Fidelity Processadora S.A., and also of Fidelity Serviços e Contact Center S.A; Effective Member of the Consulting Board of  FGC; and representative of Bradesco Group at ANBIMA; and Full Member of the Board of Directors of Câmara Interbancária de Pagamentos (CIP).

Previous positions: Alternate Member of the Deliberative Council of  ABECIP; Member of the Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios;  Member of the Banking Self-Regulatory Council of FEBRABAN; and Chairman of the Board of Directors of CIP.

153 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Josué Augusto Pancini, Vice-President:

Birth date: April 14, 1960.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 1976. He was elected Regional Officer in July 1997, Department Officer in July 2003, Deputy Officer in December 2010, Managing Officer in January 2012 and Vice- President in January 2014, the position he currently holds.

Graduation: Degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob (UNIFEOB).

Other Qualifications: “Lato Sensu” postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas (PUC - Campinas); and Advanced Management Program (AMP), taught at the IESE Business School - University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees and Managing Director of Fundação Bradesco; and Vice-President of Kirton Bank S.A. – Banco Múltiplo.

Previous positions: Alternate Member of the Deliberative Board of ABECIP.

Maurício Machado de Minas, Vice-President:

Birth date: July 1, 1959

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Director. In January 2014 he was elected Vice-President, the position which he currently holds.

Graduation: Degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo (Poli/USP).

Other Qualifications: Specialization in Data Communications and Software Development at Wharton Business School, in the United States; a university extension course in Finance at Wharton Business School, in the United States; and Executive Development Program at Columbia University in New York, United States.

Current positions:  Member of the Board of Trustees and Managing Director of Fundação Bradesco; Member of the Board of Directors of Aquarius Participações S.A., Fidelity Processadora S.A. and Fidelity Serviços e Contact Center S.A.; Member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A. and Member of the Consulting Committee of IBM Corporation.

Previous positions: Executive Vice-President, COO (Chief Operations Officer) and an Alternate Member of the Board of Directors of CPM Braxis S.A.; Senior Analyst with Banco Itaú S.A.; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax) and President of Scopus; and Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.

Marcelo de Araújo Noronha, Vice-President:

Birth date: August 10, 1965

Summary of Professional Experience: Mr. Noronha started his career in 1985 at Banco Banorte, where he worked until 1996 when he started to work as Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, currently Banco Alvorada S.A. and was promoted to Vice-President for products, trade finance, middle market and retail. In February 2004, he was elected Department Officer of Banco Bradesco S.A. He was elected Deputy Officer in December 2010 and Managing Officer in January 2012. In February 2015, he was elected Vice-President, the position he currently holds, where he is responsible for credit and debit cards payments, marketing and CRM.

Graduation: Business Administration from Universidade Federal de Pernambuco (UFPE).

Other Qualifications: Specialization in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC); Advanced Management Program (AMP) at Instituto de Estudios Empresariales (IESE), Universidad de Navarra in Barcelona; Course for Member of the Board of Directors of the Brazilian Institute of Corporate Governance (IBGC).

Current positions: Member of the Board of Trustees of Fundação Bradesco; Chairman of the Board of Directors of Alelo - Companhia Brasileira de Soluções e Serviços; Vice-Chairman of the Board of Directors of Cielo S.A. (leader accreditation entity in Brazil); Member of the Board of Directors of Elopar S.A.; CEO of ABECS; and Member of the Board of Representatives (representing ABECS) of CNF.

154 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

André Rodrigues Cano, Vice-President:

Birth date: July 22, 1958

Summary of Professional Experience: Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010, Managing Officer in January 2012 and Vice-President in January 2017, the position he currently holds.

Graduation: Business Administration from Faculdades Metropolitanas Unidas (FMU).

Other Qualifications: MBA - Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI/FEA-USP); and the Advanced Management Program (AMP) - Harvard Business School in Boston, USA

Current positions: Member of the Board of Trustees of Fundação Bradesco; Managing Director of  Kirton Bank S.A. – Banco Múltiplo; Vice-Chairman of the Curator Council of the National Quality Foundation (FNQ); and Effective Officer of the National Confederation of the Financial System (CONSIF).

Previous positions: Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Effective Member and Officer of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; and Officer of Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).

Luiz Carlos Angelotti, Managing Officer:

Birth date: November 16, 1964.

Summary of Professional Experience: He joined Banco Bradesco S.A. in November 1987, and was elected Department Officer in March 2002, Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012.

Graduation: Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo (FEA-USP) and in Law from Centro Universitário FIEO (UNIFIEO).

Other Qualifications: MBA in Finance from Instituto de Ensino e Pesquisa (Insper); Executive Development Program (EDP) from the University of Chicago Booth School of Business; and the Advanced Management Program (AMP) from the University of Chicago Booth School of Business.

Current positions: Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of   ABRASCA.

Previous positions: Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social and Alternate Member of the Board of Directors of Integritas Participações S.A.

Nilton Pelegrino Nogueira, Managing Officer:

Birth date: May 7, 1954.

Summary of Professional Experience: Mr. Nogueira joined Banco Bradesco S.A. in July 1973. He was elected Regional Officer in February 1995, remained in the position until September 2000, when he was elected Officer of Banco BCN S.A., a financial institution acquired by Bradesco in December 1997, and remained in the position until March 2002, when he returned to Bradesco and was elected Department Officer. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012.

Graduation: Degree in Business Administration from Universidade Presbiteriana Mackenzie.

155 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Current positions:  Member of the Board of Trustees of Fundação Bradesco; and Deputy Officer of Kirton Bank S.A. - Banco Múltiplo.

Previous positions: Officer of Banco Boavista S.A, and of Banco das Nações S.A.; Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado and Top Clube Bradesco, Segurança, Educação e Assistência Social; Superintendent of Bradesco Administradora de Consórcios Ltda.; Member of the Business Development Committee of BSP - Empreendimentos Imobiliários S.A. and Alternate Member of the Deliberative Council of ABECIP.

André Marcelo da Silva Prado, Managing Officer:

Birth date: December 6, 1961.

Summary of Professional Experience:  He joined Banco Boavista Interatlântico S.A. in May 1997 as Executive Manager and reached the position of Officer there. He moved to Banco Bradesco S.A. as Executive Superintendent in March 2001. He was elected Department Officer in December 2009, Deputy Officer in January 2012 and Managing Officer in January 2014, the position he currently holds.

Graduation: Production Engineering from Universidade Federal do Rio de Janeiro.

Other Qualifications: MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC); Senior International Bankers Course, at The International Centre for Banking and Financial Services (Manchester Business School) in Manchester, England; the Wharton Executive Development Program, at The Wharton School (University of Pennsylvania) in Philadelphia, USA and the Advanced Management Programme, at INSEAD, in Fointainebleau, France.

Current positions: He is a Member of the Board of Trustees of Fundação Bradesco; and Managing Director of Kirton Bank S.A. - Banco Múltiplo.

Previous positions: Officer of Banco Boavista Interatlântico S.A.

Denise Pauli Pavarina, Managing Officer:

Birth date: April 14, 1963.

Summary of Professional Experience: She started her career in March 1985, with Banco Bradesco de Investimento S.A., a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. She was promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining until December 2009, when she returned to Bradesco, and was elected Department Officer. She was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position she currently holds.

Graduation: Degree in Economics from  Faculdade Armando Alvares Penteado (FAAP); and Law from  Universidade Paulista (UNIP).

Other Qualifications: Executive MBA in Finance from Instituto de Ensino e Pesquisa (Insper).

Current positions: Managing Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (BRAM); Member of the Board of Trustees of Fundação Bradesco; Vice-Chairman of the Board of Directors of 2bCapital S.A.; Member of the Investment Committee of NEO Capital Mezanino Fundo de Investimento em Participações; Member of the Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios; and Member of the Board of Directors and Member of the Advisory Committee for the Intermediation Sector of the B3; and Effective Member of the Board of Directors of Vale S.A. and Valepar S.A.

Previous positions: President of ANBIMA; Member of the Board of Representatives of the CNF; Member of the Board of Directors of Cielo S.A.; Member of National Committee for Financial Education  (CONEF), representing ANBIMA; Member of Board of Directors of Bica de Pedra Industrial S.A.; Member of Board of Directors of Companhia Siderúrgica Belgo-Mineira; Deputy Member of the Board of Directors of CPM Braxis S.A., Latasa S.A.; Effective Member of the Board of Directors of São Paulo Alpargatas S.A.; Alternate Member of the Board of ABRASCA; Member of the Consulting Board of the Brazilian Association of Brokers and Dealers in Securities, Foreign Exchange and Commodities (ANCORD); Officer of UGB Participações S.A.; and Officer for Institutional Relations and Director of the  Association of Capital Market Investment Analysts (APIMEC São Paulo).

156 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Moacir Nachbar Junior, Managing Officer:

Birth date: April 5, 1965.

Summary of Professional Experience: He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position he currently holds.

Graduation: Degree in Accounting from Faculdade Campos Salles.

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Management from Faculdade Campos Salles; MBA-Controller from Institute of Accounting, Finance and Actuarial Research (FIPECAFI/FEA-USP); and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, Nova Hampshire – USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Managing Director of Kirton Bank S.A. - Banco Múltiplo; Alternate Member of the Board of Directors of ABRASCA and Alternate Member of the Consulting Board of FGC; Member of the Board of Directors of Valepar S.A. and Alternate Member of the Board of Directors and Member of the Controlling Committee of Vale S.A.

Previous positions: He was an Officer and Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund and an Alternate Member of the Board of Directors of Fidelity Processadora S.A., and Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Octavio de Lazari Junior, Managing Officer:

Birth date: July 18, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Deputy Officer, in January 2012 and Managing Officer in February 2015, the position he currently holds.

Graduation: Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: Specialization courses in: Financial and Marketing Strategies at Fundação Instituto de Administração (FEA/USP), Financial Management from  FGV and Strategies in Finance from Fundação Dom Cabral; and the  Advanced Management Program (AMP) taught at the IESE Business School - University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Managing Officer of Kirton Bank S.A. – Banco Múltiplo; Member of the Consulting Board  of Capítulo Nacional Brasileiro da FIABCI; and Member of Núcleo de Altos Temas (NAT).

Previous positions: Chairman of the Board of ABECIP; Full Member of the Board of Directors CIBRASEC; Member of the Council of Representatives of the CNF; Officer of Real Estate Credit and Savings and Vice-Chairman of the Committee on Governance of Portability of Credit Operations of FEBRABAN; Alternate Officer of Uniapravi - Únion Interamericana para la Vivienda; and Alternate Member of the Board of Directors of Câmara Interbancária de Pagamentos (CIP).

Cassiano Ricardo Scarpelli, Managing Officer:

Birth date: July 28, 1968.

Summary of Professional Experience: He joined Bradesco Organization in June 1984. In February 2001 he was promoted to Executive Superintendent. In March 2007, he was elected Department Officer, in February 2015, Deputy Officer, and in January 2017, Managing Officer, the position he currently holds.

Graduation: Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

157 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Other Qualifications: International Executive Program at Queen's School of Business - Queen's Executive Program, in Ontario, Canada.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Chairman of the Board of Regulation and Best Practices for the Capital Market of ANBIMA, having previously held the following positions: Vice-President of the Regulation and Best Practices Board for Qualified Services to the Capital Market, and Alternate Member of the Qualified Services to the Capital Market Commission; and Deputy Officer of Kirton Bank S.A. - Banco Múltiplo.

Previous positions: Member of the Câmara Consultiva de Renda Fixa, Câmbio e Derivativos of B3; Member of the Board of Directors of Bica de Pedra Industrial S.A; CP Cimento e Participações S.A. and Latasa S.A., Effective Member of the Board of Directors of Iochpe-Maxion S.A and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. - Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A., Officer of BEM - Distribuidora de Títulos e Valores Mobiliários Ltda., BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda. and of UGB Participações S.A.

Eurico Ramos Fabri, Managing Officer:

Birth date: September 29, 1972.

Summary of Professional Experience: In February 2008, he joined Banco Finasa S.A., a financial institution acquired by Banco Finasa BMC S.A. (currently Banco Bradesco Financiamentos S.A.), as an Officer, remaining until December 2009. From July 2008 to April 2011, he held the position of Officer of Finasa Promotora de Vendas Ltda. In December 2010, he was elected Officer of Banco Bradesco S.A., in January 2012, Department Officer, in February 2015, Deputy Officer, and, in January 2017, Managing Officer, position he currently holds.

Graduation: Economic Sciences from UNICAMP - Universidade Estadual de Campinas.

Other Qualifications: Executive MBA in Finance from Insper - Instituto de Ensino e Pesquisa; STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management and Advanced Management Program (AMP) at Harvard Business School – Boston, USA.

Current positions: Alternate Member of the Board of Directors of Aquarius Participações S.A, Fidelity Processadora e Serviços S.A. and Fidelity Serviços e Contact Center S.A; Deputy Officer of Kirton Bank S.A. - Banco Múltiplo.

Previous positions: Member of the Board of Directors of Cielo S.A., Companhia Brasileira de Soluções e Serviços, Elo Participações S.A.

Renato Ejnisman, Managing Officer:

Birth date: February 12, 1970.

Summary of Professional Experience: In April 1999, he began his career in the financial market at Bank of America, where he worked until February 2007, with a short spell at Bank Boston during this period. In February 2007, he joined Banco Bradesco BBI S.A., as an Executive Superintendent. In April 2008, he was elected Officer and, in February 2011, Managing Officer and General Officer in April 2015. At Banco Bradesco S.A., was elected Deputy Officer in February 2015 and, in January 2017, Managing Officer, a position he holds simultaneously with the position of General Director of Banco Bradesco BBI S.A.

Graduation: Physics from USP - Universidade São Paulo.

Other Qualifications: Master’s degree in Nuclear Physics from Universidade São Paulo (USP) and a Doctoral degree in Physics from the University of Rochester, New York, USA.

Current positions: President of the Board of Regulation and Best Practices for the Capital Market of ANBIMA; and Vice-Chairman of the Board of Directors of Bradesco Securities Hong Kong Limited, Bradesco Securities, Inc. and Bradesco Securities UK Limited.

Previous positions: Chief Executive Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. and Ágora Educacional Ltda.; Effective Member of Câmara Consultiva de Listagem of B3; and Alternate Member of the Board of ABRASCA.

158 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Walkiria Schirrmeister Marchetti, Managing Officer:

Birth date: November 1, 1960.

Summary of Professional Experience: She joined Banco Bradesco S.A. in May 1981. In September 1998, she was promoted to the position of Executive Superintendent. In March 2007, she was elected Department Officer, in February 2015, Deputy Officer, and in January 2017, Managing Officer, the position she currently holds.

Graduation: Mathematics from Faculdade de Ciências e Letras Teresa Martin.

Other Qualifications: Specialization in System Analysis from Instituto Presbiteriano Mackenzie; “Lato Sensu” postgraduate degree - MBA Banking from Fundação Instituto de Administração (FIA); and International Executive Programs at the Wharton School - Strategic Thinking and Management for Competitive Advantage Program - Pennsylvania - USA; Columbia Business School - Columbia Senior Executive Program - New York - USA; and Harvard Business School - Negotiation and Competitive Decision Making - Boston - USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Alternate Member of the Board of Directors of Aquarius Participações S.A., of Fidelity Processadora S.A. and of Fidelity Serviços e Contact Center S.A.

Rômulo de Mello Dias, Managing Officer:

Birth date: September 27, 1961.

Summary of Professional Experience: He joined Bradespar S.A. in June 2000, and in May 2003, was elected Officer. From December 2006 to June 2008 he performed as Officer at Banco Bradesco BBI S.A. In May 2008 was elected CEO of Cielo S.A., remaining in the position until December 2016, so than was elected Managing Officer of Banco Bradesco S.A, the position which he currently holds.

Graduation: Economics from Universidade Federal Fluminense.

Other Qualifications: MBA and Postgraduate degree in Executive Managerial Development from IBMEC; and Postgraduate degree in Corporate Law from FGV Law.

Current positions: Member of the Board of Directors of Cielo.

Previous positions: Executive Officer of Citibank; Managing Partner of Albion Alliance Capital; Chairman of the Board of Directors of Companhia Brasileira de Gestão de Serviços (Orizon); and Member of Board of Directors of Companhia Brasileira de Soluções e Serviços, Monteiro Aranha, Vale, Valepar, Escelsa, Enersul, Net, Americel, Telet, Iven and CPM.

Aurélio Guido Pagani, Deputy Officer:

Birth date: March 7, 1960.

Summary of Professional Experience:  He joined Banco Bradesco S.A. in February 1979.  In November 1991, he was promoted to the position of Branch Manager. In August 2001, he was elected Officer, in August 2010, Department Officer and, in January 2017, Deputy Officer, position he currently holds.

Graduation: Business Administration from Universidade São Francisco.

Other Qualifications: “Lato Sensu” Postgraduation degree (MBA) in Financial Management and Corporative Strategies from Fundação Getulio Vargas; and Advanced Management Program (AMP) from IESE Business School - University of Navarra, São Paulo, SP.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Full Representative of Permanent Forum of Micro and Small Enterprises.

Previous positions: Vice-Chairman of Union of Banks in the State of Rio Grande do Sul and Santa Catarina and Alternate Delegate  of the Board of FENABAN; 2nd Vice-President of Association of Banks in the State of Rio Grande do Sul; and Effective Director of Association of Banks in the States of Pará, Amapá, Amazonas and Acre.

159 Form 20-F – December 2016

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Guilherme Muller Leal, Deputy Officer:

Birth date: November 12, 1967.

Summary of Professional Experience: He joined, in August 1999, Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A., reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent, in February 2011, he was elected Officer, in January 2012, Department Officer, and in January 2017, Deputy Officer, the position which he currently holds.

Graduation: Economics from Universidade Santa Úrsula (USU).

Other Qualifications: “Lato Sensu” Postgraduation degree with specialization in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio); and Executive Development Program (Programa de Desenvolvimento de Executivos – PDE) from Fundação Dom Cabral, and the following international executive programs: Authentic Leadership Development and Behavioral Economics: Designing Strategic Solutions For Your Customer and Your Organization from Harvard Business School - Boston, Massachusetts - EUA, Executive Education Program from New York Trend Consulting - NYTC - New York - USA, Wharton Advanced Management Program and Executive Negotiation Workshop: Bargaining for Advantage pela University of Pennsylvania - The Wharton School - Philadelphia - Pennsylvania - USA, and Leadership at the Peak Program from Center for Creative Leadership Staff and Leadership at the Peak Participants - Colorado Springs - USA.

Current position: Member of the Board of Trustees of Fundação Bradesco.

Luiz Carlos Brandão Cavalcanti Junior, Deputy Officer:

Birth date: March 2, 1962.

Summary of Professional Experience: He joined Banco Econômico S.A. in September 1983, an entity initially acquired by Banco Excel Econômico and later on by BBVA (Banco Bilbao Vizcaya Argentaria Brasil S.A.). In September 2003 was transferred to Banco Bradesco S.A. in the position of Executive Superintendent, in March 2005, he was elected Department Officer and, in January 2017, Deputy Officer, position he currently holds.

Graduation: Economics from Faculdade Católica de Ciências Econômicas da Bahia.

Other Qualifications: MBA in Advanced Management Program from Amana-Key; Strategic Planning and Implementation from Universidade of Michigan Business-SP; Business negotiation Course from FGV; Management Model Course, Culture and Values from University of NAVARRA - IESE - Spain and from FGV; Making Strategy Work: Leading Effective Execution - Wharton Executive Education from University of Pennsylvania - Philadelphia, USA; Advanced Executive Program - Kellogg School of Management from Northwestern University - Chicago, USA; Program Executive Education Communication - New York Trend Consulting (NYTC) - New York, USA; Strategic Cost Analysis For Managers - Massachusetts Institute of Technology (MIT) - Boston, USA; Implementing Improvement Strategies: Practical Tools and Methods - Massachusetts Institute of Technology (MIT) - Boston, USA; Authentic Leadership Program - Harvard Business School - Boston, Massachusetts, USA; and The Leadership at the Peak Program - Center for Creative Leadership Staff and Leadership at the Peak Participants, USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Effective Member of the Board of Directors of TecBan - Tecnologia Bancária S.A.

Rogério Pedro Câmara, Deputy Officer:

Birth date: October 5, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1983. In December 2008, he was promoted to the position of Executive Superintendent, in June 2011, he was elected Officer in January 2012, Department Officer and in January 2017, Deputy Officer, position he currently holds.

Graduation: Business Administration from Universidade Paulista - UNIP.

Other Qualifications: MBA in Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo (FIPECAFI/USP); “Lato Sensu” postgraduation degree and MBA with specialization in Knowledge, Innovation and Technology from Fundação Instituto de Administração - FIA; International Module - MBA in Knowledge, Innovation and Technology from Bentley College - Waltham Massachusetts – USA; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program - IESE Business School from University of Navarra, São Paulo, SP; International Executive Programs: Changing the Game: Negotiation and Competitive Decision Making from Harvard Business School - Boston, USA; Customer - Focused Innovation Program and Leading Change and Organizational Renewal Program from Stanford University Graduate School of Business - California, USA; Making Strategy Work: Leading Effective Execution and Strategic Thinking and Management for Competitive Advantage Program from The Wharton School - Philadelphia, USA; and The Leadership at the Peak program from Center for Creative Leadership - Colorado Springs, USA. The Advanced Strategy Program: Building and Implementing Growth Strategies, High Performance Leadership and in The Executive Development Program from The University of Chicago Booth School of Business - Chicago, USA.

160 Form 20-F – December 2016

6.C. Board Practices
Form 20-F

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Officer of Kirton Bank S.A. – Banco Múltiplo.

Previous positions: Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

João Carlos Gomes da Silva, Deputy Officer:

Birth date: January 1, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981, and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer, in January 2012, Departmental Officer and in February 2017, Deputy Managing Officer, the position which he currently holds.

Graduation: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

Other Qualifications: Postgraduate MBA in Business Management and Executive MBA in Distance-learning Business Administration - Emphasis on Banking by FGV; and Advanced Management Program (AMP) from IESE Business School - University of Navarra, São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Secretary Officer of ABEL; Vice-Chairman of the Board of Directors of ACREFI; Member of the Consulting Committee of the Commerce Association of São Paulo; Alternate Member of the Board of Directors of CIBRASEC; Associate Officer of the Executive Committee of Banking Products PF (for Individuals) and Member of the Management Committee for the Portability of Credit Operations of FEBRABAN; and Chief Secretary of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Board of Executive Officers are established at the Annual General Shareholders' Meetings, These bodies comprise our Executive Officers, Department Officers, Regional Officers and Officers of our subsidiaries. In 2016, our shareholders set the global compensation for our Board of Directors and our Board of Executive Officers and our subsidiaries at R$474.5 million.

In 2016, our Directors, our Board of Executive Officers and Officers of our subsidiaries received aggregate compensation of R$441.6 million for their services. Part of the management´s compensation is variable. The current compensation policy mandates that 50.0% of the net variable compensation amount is meant for the acquisition of our preferred shares to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Board of Executive Officers and Officers of our subsidiaries have the right to participate in the same pension plans available to all our employees. In 2016, we contributed R$251.3 million to pension plans on behalf of our Directors, members of our Board of Executive Officers and of our subsidiaries.

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders’ meeting for one-year terms and members may be re-elected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

161 Form 20-F – December 2016

6.C. Board Practices
Form 20-F

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 33 Department Officers, 16 Officers and 22 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at our staff or one of the affiliates. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

•      Executive Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee of our staff or any of the affiliates for at least 10 years. Notwithstanding the above, such requirement cannot be waived for persons to be appointed as Chief Executive Officers or Vice-Presidents; and

•      Department Officers, Officers and Regional Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee or member of the management of our staff or any of the affiliates.

The members of our Board of Directors are required to work exclusively for us, unless an exception is granted by the Board of Directors. Notwithstanding the above, the members of our Board of Directors are not required to be or to have been our employees, and service as a member of our Board of Directors does not constitute employment with us.

Fiscal Council

Under Brazilian law, corporations may have a "Conselho Fiscal," or Fiscal Council, an independent corporate body with general monitoring and supervision powers and shall have from three to five effective members and the same number for alternates. As from the Annual Shareholders’ Meeting held in March 2016, our Bylaws require our Fiscal Council to be a permanent corporate body.

Our Fiscal Council has five full members (Domingos Aparecido Maia, José Maria Soares Nunes, Ariovaldo Pereira, Walter Luis Bernardes Albertoni and João Carlos de Oliveira) and five alternates (Nilson Pinhal, Renaud Roberto Teixeira, Jorge Tadeu Pinto de Figueiredo, Reginaldo Ferreira Alexandre and João Sabino) all of whom were elected in March 10, 2017, for a one-year term that will expire in March 2018. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

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

•      issuance of subscription warrants;

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

162 Form 20-F – December 2016

6.C. Board Practices
Form 20-F

•      call general shareholders' meetings if Management delays the general shareholders' meeting for more than one month and call special shareholders' meetings in case of material or important matters.

Board Advisory Committees
Board Committees

Our shareholders approved, at the special shareholders' meeting held in December 2003, the creation of the Audit Committee, the Compliance and Internal Control Committee and the Compensation Committee. At the special shareholders' meeting held in March 2006, our shareholders approved the transformation of the Ethical Conduct Committee into a statutory committee. At the special shareholders' meeting held in March 2008, our shareholders approved the creation of the COGIRAC. At the Special Shareholders’ Meeting held in March 2013, the Shareholders resolved to exclude from the Bylaws Articles 22, 24 and 25, which dealt, respectively, with organizational components of the Internal Controls and Compliance Committee, the Ethical Conduct Committee and COGIRAC, reflecting the proposal presented by the Executive Committee of Corporate Governance, assessed by the Board of Directors, to maintain in the Bylaws only those committees whose characterization as statutory is required by legal norms, giving greater speed to the process of managing the committees subordinated to the Board of Directors. Thus, only the Audit Committee and the Compensation Committee remain as statutory roles, which should not be construed as a weakening of the corporate governance structure, as the Board of Directors will maintain these committees under its structure, which removal from the Bylaws was approved.

Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we established the Audit Committee, comprising of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of five years. The former members of the Audit Committee may only rejoin the body, after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

The current members of the committee are Milton Matsumoto, the committee’s coordinator, Wilson Antonio Salmeron Gutierrez, a member with no specific designation, and Paulo Roberto Simões da Cunha, the Audit Committee financial expert. Milton Matsumoto is also a member of the Board of Directors.

In addition, under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company following recommendation by its Audit Committee. As a result, as specified in Section 3(a)(58) of the Exchange Act, our Board of Directors functions as our Audit Committee for purposes of approving the engagement of our independent auditors for audit services. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee cannot be compared to the audit committees of American companies in terms of engagement of our independent auditors in audit and non-audit services, we have relied on the exemption set forth in Exchange Act Rule 10A - 3(c)(3) in this regard. For more information see "Item 16.D. Exemptions from the listing standards for Audit Committees."

The responsibilities of the Audit Committee include:

•      establishing its own rules of operation;

•      recommending to the Board of Directors the outside firm which should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

•      previously analyzing and authorize hiring our independent auditor for services other than auditing financial statements, from the point of view of compliance with rules on independent status;

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

163 Form 20-F – December 2016

6.C. Board Practices
Form 20-F

•      evaluating the effectiveness of the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes;

•      meeting with our Senior Management and both the independent and the internal auditors at least quarterly;

•      assessing the Senior Management’s responsiveness to any recommendations made by both the independent and internal auditors;

•      advising our Board of Directors regarding any conflicts between the independent auditors and the Board of Executive Officers;

•      recommending to our Senior Management, the correction or improvement of policies, practices and procedures identified when performing their activities; and

•      following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

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

Other Board Advisory Committees

Compliance and Internal Control Committee – The Compliance and Internal Control Committee is comprised of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The committee's primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with the rules applicable to us.

Ethical Conduct Committee – The Ethical Conduct Committee is composed of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The committee's primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethics, and of the rules of conduct related to issues of anticorruption and competition, so that they remain effective.

Integrated Risk Management and Capital Allocation Committee - COGIRAC – The Integrated Risk Management and Capital Allocation Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. This committee's primary responsibility is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital in the sense of the consolidated economic financial entity.

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

Succession Planning and Nomination Committee – made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its coordinator. The purpose of the Committee is to advise the Board of Directors on its policy for the appointment of administrators, as well as on matters related to the processes of succession.

Ombudsman

At the special shareholders' meeting held in August 2007, our shareholders formalized the creation of the Ombudsman. Previously we had an informal Ombudsman. The Ombudsman works on behalf of all our institutions, authorized to operate by the Central Bank. There is one (1) Ombudsman, with a one-year (1) term. The Ombudsman is appointed and may be dismissed by the Board of Directors.

The Ombudsman is responsible for:

•      checking strict compliance with legal and regulatory rules related to consumer's rights and acting as a communication channel among us and our institutions authorized to operate by the Central Bank, and our customers and users of its products and services, including mediating conflicts;

164 Form 20-F – December 2016

6.D. Employees
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

•      informing claimants of the waiting time for a final answer, which should not exceed ten business days, and may be extended, exceptionally and in a justified manner, only once, for an equal period limiting the number of extensions to 10.0% of total claims in the month, and the claimant must be informed of the reasons for the extension;

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

The CMN Resolution No. 4,433/15 amended certain rules related to the operation of the ombudsman of financial institutions. These rules have been fully effective since June 2016.

According to our Bylaws and in order to comply with the rules of the Central Bank, in March 2017, Nairo José Martinelli Vidal Júnior was appointed by the Board of Directors as an Ombudsman, until the first Extraordinary Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2018.

The Ombudsman may be dismissed by our Board of Directors at any time, during the term of his mandate, in cases of noncompliance with the obligations inherent to his position or if his performance is below expectation.

Internal Audit

Our internal audit area is directly subordinated to the Board of Directors and independently assesses business and information technology processes, contributing to the mitigation of risks, the sufficiency and effectiveness of internal controls, and compliance with internal and external policies, rules, standards, procedures, and regulations. The methodology and execution of the work are certified by the Brazilian Institute if Independent Auditors, which takes into account the technical recommendations of the Institute of Internal Auditors (“IIA”) in its assumptions.

6.D. Employees

As of December 31, 2016, we had 108,793 employees, of which 94,941 were employed by us and 13,852 were employed by our subsidiaries, as compared to 92,861 employees as of December 31, 2015 and 95,520 employees as of December 31, 2014.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

165 Form 20-F – December 2016

6.E. Share Ownership
Form 20-F

December 31,	2016	2015	2014
Total number of employees	108,793	92,861	95,520
Number by category of activity
Banking
Bradesco	94,941	80,726	82,011
Insurance activities	6,700	6,556	6,605
Pension plan activity	461	475	508
Other categories	6,691	5,104	6,396
Number by geographic location
Cidade de Deus, Osasco	11,568	11,603	11,826
Alphaville, Barueri	2,348	1,593	1,646
São Paulo	17,958	16,296	16,699
Other locations in Brazil	76,651	63,127	65,094
International	268	242	255
Note: As from July, 2016, it includes employees from HSBC Brasil.

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day workweek. We had 28,505 part-time employees and 80,288 full-time employees as of December 31, 2016 compared to 26,159 part-time employees and 66,702 full-time employees as of December 31, 2015 compared to 27,798 part-time employees and 67,722 full-time employees as of December 31, 2014.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. All employees are entitled, through internal hiring process, to fill new positions, including those in Middle Management, senior and managerial positions.

As of December 31, 2016, approximately 61.6% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships. We are party to two collective bargaining agreements: (i) one relating to our banking employees; and (ii) the other to our insurance sector employees.

We offer our employees benefits which include our health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and life and accident insurance with varying coverages. We also have an employee support program – called “Lig Viva Bem,” offering 24-hour support and making available 100% confidential free-of-charge telephone calls. The team is composed of psychologists, social workers and other specialized professionals guiding and supporting employees and their dependents in relation to personal, professional, familiar, legal, nutritional and affective issues. These benefits are available regardless of an employee's position. Currently, 45.2% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

Through Universidade Corporativa Bradesco - UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees and collaborators. In 2016, we invested R$165.9 million in professional training with a total of more than 888 thousand participations.

6.E. Share Ownership

As of December 31, 2016, the members of our Board of Directors and Board of Executive Officers indirectly held 3.1% of our voting capital and 1.6% of our total capital stock, in aggregate, through a company called BBD Participações S.A., or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2016, none of our directors and executive officers individually owned, directly or indirectly, more than 1.0% of any class of our shares.

166 Form 20-F – December 2016

7.A. Major Shareholders
Form 20-F

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2016, our capital stock was composed of 2,776,801,011 common shares (4,575,045 treasury shares) and 2,776,800,721 preferred shares (17,141,588 treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information – Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Association – Organization – Allocation of net income and distribution of dividends."

The following chart illustrates our capital ownership structure as of December 31, 2016:

BBD PART. S.A. (MANAGEMENT/ EMPLOYEES)
53.70% Common
26.07% Total
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% Common
100.00% Preferred
73.93% Total
45.18% Common
45.18% Total
AGUIAR FAMILY
21.41% Common
21.41% Total
CIDADE DE DEUS
33.41% Common
33.41% Total
48.46% Common
0.02% Preferred
24.30% Total
MARKET
74.72% Common
39.51% Total
NCF
25.13% Common
100.00% Preferred
60.41% Total
0.15% Common
0.08% Total
26.04% Common
97.73% Preferred
61.80% Total
8.43% Common
2.25% Preferred
5.35% Total
BRADESCO
17.07% Common
8.55% Total

167 Form 20-F – December 2016

7.A. Major Shareholders
Form 20-F

The following table shows the direct ownership of our outstanding common and preferred shares as at March 10, 2017. Shareholders mentioned, except for the members of our Diretoria Executiva or our Board of Directors, directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	1,343,322,234	48.5%	668,597	0.0%	1,343,990,831	24.3%
Fundação Bradesco(1)	473,179,116	17.1%	-	-	473,179,116	8.6%
NCF Participações	233,823,874	8.4%	61,975,695	2.2%	295,799,569	5.3%
Subtotal	2,050,325,224	74.0%	62,644,292	2.2%	2,112,969,516	38.2%
Members of the Board of Directors
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	13,438,225	0.5%	24,057,322	0.9%	37,495,547	0.7%
Members of the Diretoria Executiva
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
André Marcelo da Silva Prado	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Octávio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Renato Ejnisman	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Rômulo de Mello Dias	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Guido Pagani	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Brandão Cavalcanti Junior	(*)	(*)	(*)	(*)	(*)	(*)
Rogério Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
João Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	59,123	0.0%	1,567,759	0.1%	1,626,882	0.0%
Subtotal	2,063,822,572	74.5%	88,269,373	3.2%	2,152,091,945	38.9%
Other	708,403,394	25.6%	2,671,389,760	96.8%	3,379,793,154	61.1%
Outstanding Shares	2,772,225,966	100.0%	2,759,659,133	100.0%	5,531,885,099	100.0%
Treasury shares	4,575,045	-	17,141,588	-	21,716,633	-
Total	2,776,801,011	100.0%	2,776,800,721	100.0%	5,553,601,732	100.0%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 39.7% of our common shares and 20.9% of our total shares.

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

Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding company, which we refer to as "Cidade de Deus Participações." It directly holds 48.5% of our voting capital and 24.3% of our total capital. Its shareholders are: (i) Nova Cidade de Deus, with 45.2% of its common and total shares; (ii) Fundação Bradesco, with 33.4% of its common and total shares; and (iii) the Aguiar Family, with 21.4% of its common and total shares as of December 31, 2016. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações

Nova Cidade de Deus Participações is a holding company which we refer to as “Nova Cidade de Deus.” It holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of December 31, 2016, the company owned, through its participation in Cidade de Deus Participações, 23.4% of our common shares and 11.9% of our total shares.

168 Form 20-F – December 2016

7.A. Major Shareholders
Form 20-F

The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

•      members of our Diretoria Executiva;

•      former members of our Diretoria Executiva, who have become members of our Board of Directors;

•      former members of our Diretoria Executiva, who have become members of the Board of Directors of one or more of our  controlled entities; and

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

The Aguiar Family

As of December 31, 2016, the members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 11.1% of our common shares and 5.7% of our total shares. In addition, the same parties directly held a total of 1.5% of our common shares, 2.7% of our preferred shares, which correspond to 2.2% of our total shares. None of the members of the Aguiar Family individually or directly holds more than 1.0% of our voting shares.

Fundação Bradesco

As of December 31, 2016, Fundação Bradesco owned 56.8% of our common shares, 2.0% of our preferred shares and 29.4% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF.

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

In 2016, a total of 108,533 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, more than 41,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our "Virtual School" e-learning portal's distance learning programs (“EaD”), benefited 657,384 students who completed at least one of a wide range of courses offered, and another 31,756 students were involved in projects and partnership initiatives such as Digital Inclusion Centers, our "Educate - Act" (Educa+Ação) program, and technology courses.

In its 14th consecutive year, the “Voluntary Action National Day” held on May 2016 engaged over 17,000 volunteers at 69 different locations in Brazil, including Fundação Bradesco schools and service centers close to schools. Over 255,000 people were served at this event which promoted issues regarding education, health, leisure, sports and the environment.

The IT for the Visually Handicapped Program has benefited and trained 12,525 students and fostered social inclusion for thousands of people.

Fundação Bradesco's 2016 budget totaled R$595.6 million. Over the last 10 years, Fundação Bradesco has invested a total of R$5.9 billion (at current values) in the foundation.

BBD

BBD indirectly owned 6.1% of our common shares and 3.1% of our total shares as of December 31, 2016, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.5% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well as our skilled employees, of Bradespar, or of our subsidiaries and national not-for-profit legal entities or national companies controlled by them that have as administrators only our employees and/or administrators, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

169 Form 20-F – December 2016

7.B. Related Party Transactions
Form 20-F

NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2016, NCF held 8.4% of our common shares and 5.4% of our total shares.

Market

Direct market holdings represented 26.0% of our voting capital as of December 31, 2016 and 97.7% of our preferred shares. Common and preferred shares held by the market accounted for 61.8% of our share capital.

As of December 31, 2016, 1,235 foreign investors with a stake in our share capital in the amount of: (i) 56.6% of preferred shares; and (ii) 11.1% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.01% of preferred shares and the ADRs (American Depositary Receipts) accounted for 26.6% of preferred shares and 0.01% of common shares.

7.B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2016	2015	2014
ASSETS
Loans and advances to banks	1,033,479	223,874	101,025
Other assets	6,128	11,277	6,754
LIABILITIES
Deposits from customers	(1,524,462)	(231,110)	(157,540)
Funds from securities issued	(6,977,691)	(2,509,577)	(1,151,105)
Corporate and statutory obligations	(1,770,149)	(1,279,382)	(1,019,589)
Other liabilities	(13,704)	(24,811)	(9,534)
INCOME AND EXPENSES
Net interest income	(1,280,078)	(167,583)	(164,134)
Other income/expense	133,451	88,406	(68,366)

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

170 Form 20-F – December 2016

8.A. Consolidated Statements and other Financial Information
Form 20-F

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

As of December 31, 2016, we had provisions of R$18,292 million, 27.9% related to labor matters, 27.4% related to civil liability cases and 44.7% related to tax issues. For additional information, see Note 37 to our consolidated financial statements in "Item 18. Financial Statements."

Probable losses recognized in our consolidated financial statements refer to tax and social security matters related to inflation adjustments and legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$16,483 million as of December 31, 2016 (R$9,635 million in 2015). We believe these tax assessment notices are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

We believe that as of December 31, 2016, we have set aside sufficient funds as provisions to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

Labor matters – The labor matters in which we were involved during the year ended December 31, 2016 are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.

Tax-related matters – We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes which we are contesting; others stem from collections (notifications) of supervisory agencies of the Ministry of Finance and aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded  when the prospect of realizing these assets is practically certain. See Note 17 to our consolidated financial statements for a description of our most relevant tax claims.

Civil matters – We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – Risks relating to us and the Brazilian banking industry – The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.”

171 Form 20-F – December 2016

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

Policy on dividend distributions

Our Bylaws require our Board of Directors to recommend, at each annual general shareholders' meeting, that our net income for the fiscal year (in accordance with BR GAAP) be allocated as follows:

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

172 Form 20-F – December 2016

9.A. Offer and Listing Details
Form 20-F

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

An increase to our capital stock of R$8,000,000 thousand was approved at the Extraordinary General Meeting of March 10, 2016, increasing capital stock from R$43,100,000 thousand to R$51,100,000 thousand through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve,” pursuant to article 169 of Law No. 6,404/76, with a 10.0% bonus in shares, to existing shareholders at a ratio of one new share for every ten shares of the same type that they own, benefiting the shareholders registered with us on April 15, 2016.

After the date of approval of the financial statements, in the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

Our shares are listed in Brazil’s main stock indexes, including the indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, IBrX-50 and IBrX-100, respectively, selected from among the most traded shares on B3; the IBrA (Broad Brazil Index); the IFNC (Financial Index, composed of banks, insurance companies and financial institutions); the ISE (Corporate Sustainability Index); the IGCX (Special Corporate Governance Stock Index); the IGCT (Corporate Governance Trade Index); the ITAG (Special Tag-Along Stock Index); the ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices); and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed). Abroad, our shares are listed on the Dow Jones Sustainability World Index, in the Dow Jones Sustainability Emerging Markets portfolio of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

In January 2012, the Central Bank authorized our creation of an ADR program for our common shares in the USA market. As part of this authorization, and after government had affirmed it as being in its interest, the Central Bank increased the limit of foreign interest in our capital stock from 14.0% to 30.0%. The increase in the limit of foreign interest in our common shares did not alter our ownership or control structure. In March 2012, our common share ADSs became listed on the NYSE under the symbol "BBDO." Each common share ADS corresponds to one common share.

The following tables show, for the indicated period, the reported high and low sale prices in nominal reais for the preferred and common shares on B3:

173 Form 20-F – December 2016

9.A. Offer and Listing Details
Form 20-F

	in R$		Average monthly trading volume (1)
	Price per Preferred share (1)
	High	Low	Shares (in units)
2010	19.51	13.29	135,416,974
2011	18.26	13.62	172,197,556
2012	20.93	14.81	187,938,519
2013	22.37	16.26	210,434,074
2014	27.76	16.22	230,938,059
2015
1st Quarter	26.42	22.36	212,382,757
2nd Quarter	26.73	22.11	188,122,477
3rd Quarter	24.15	17.16	262,541,583
4th Quarter	20.40	16.45	309,054,167
2016
1st Quarter	24.97	14.65	359,927,663
2nd Quarter	26.55	21.23	239,659,093
3rd Quarter	29.40	24.03	209,451,400
4th Quarter	33.15	26.37	221,376,233
2017
January	33.09	28.45	167,985,400
February	34.51	30.69	191,613,200
March	33.98	30.81	194,665,300
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

	in R$		Average monthly trading volume (1)
	Price per Common share (1)
	High	Low	Shares (in units)
2010	15.49	10.83	19,157,424
2011	15.60	11.67	25,355,320
2012	20.81	12.84	33,165,386
2013	24.35	18.38	44,049,881
2014	27.71	17.90	33,328,130
2015
1st Quarter	26.57	22.48	26,116,017
2nd Quarter	26.74	21.28	29,535,770
3rd Quarter	24.08	19.03	43,339,303
4th Quarter	22.93	17.80	45,320,037
2016
1st Quarter	27.91	15.55	42,910,963
2nd Quarter	28.87	22.96	29,899,290
3rd Quarter	29.50	25.54	28,549,533
4th Quarter	31.51	26.12	30,332,367
2017
Janury	32.98	28.59	27,928,700
February	34.14	30.38	27,021,900
March	32.91	30.70	40,852,200
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

174 Form 20-F – December 2016

9.A. Offer and Listing Details
Form 20-F

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the preferred share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per preferred share ADS (1)
	High	Low	Preferred share ADS (in units)
2010	11.85	7.19	310,224,589
2011	11.51	7.61	312,539,638
2012	10.64	7.36	265,249,616
2013	11.29	7.23	214,149,334
2014	12.40	6.66	244,415,971
2015
1st Quarter	9.62	6.89	245,677,329
2nd Quarter	9.09	7.13	213,831,422
3rd Quarter	7.74	4.13	311,464,462
4th Quarter	5.38	4.06	414,925,431
2016
1st Quarter	6.88	3.47	365,813,203
2nd Quarter	7.68	5.82	293,642,994
3rd Quarter	9.13	7.19	232,554,527
4th Quarter	10.36	7.76	279,152,600
2017
January	10.47	8.95	202,513,968
February	11.24	9.87	190,036,707
March	10.86	9.84	232,589,577
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

Our common share ADSs have been traded on the NYSE since March 2012. The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the common share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per common share ADS (1)
	High	Low	Common share ADS (in units)
2012	10.09	6.53	61,152
2013	12.28	7.39	78,516
2014	12.30	7.62	54,314
2015
1st Quarter	9.70	6.01	69,381
2nd Quarter	9.48	6.64	60,850
3rd Quarter	7.71	4.60	99,280
4th Quarter	6.93	4.18	98,494
2016
1st Quarter	7.79	3.61	105,162
2nd Quarter	8.33	6.21	68,598
3rd Quarter	9.23	7.06	87,206
4th Quarter	10.03	7.52	56,722
2017
January	10.52	9.03	65,425
February	10.99	9.69	14,025
March	10.60	9.40	228,301
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares registered at the Stock Exchange of B3 (former Brazilian Clearing and Depository Corporation - Companhia Brasileira de Liquidação e Custódia – CBLC). Under Brazilian law, non-Brazilian holders of our shares may be subject to certain adverse tax consequences due to their ownership and any transfer of our shares. For further discussion of the restrictions on the transfer of preferred shares, see "Item 10.B. Memorandum and Articles of Association – Organization – Form and transfer" and "Item 10.D. Exchange Controls."

175 Form 20-F – December 2016

9.C. Markets
Form 20-F

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

9.B. Plan of Distribution

Not applicable.

9.C. Markets
Trading on the B3

B3 is a publicly traded corporation. Beginning in April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Until April 2004, all shares underlying securities were traded only on the B3, with the exception of privatization auctions, which occurred on the Rio de Janeiro Stock Exchange. In May 2004, the Rio de Janeiro Stock Exchange reopened for the trading of certain Brazilian government securities.

If you were to trade in our shares on the B3, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.

The B3 is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2016, the aggregate market capitalization of the 349 companies listed on the B3, was equivalent to US$758.8 billion and the 10 largest companies listed on the B3 represented 54.8% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2016, we accounted for 6.5% of the market capitalization of all listed companies on the B3.

176 Form 20-F – December 2016

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

Corporate governance practices of B3

In 2000, B3 introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado" with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called "Bovespa Mais” and “Bovespa Mais Nível 2,” specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders' rights and increase the quality of the information made available to shareholders. Newly amended rules for Levels 1 and 2 of Differentiated Corporate Governance Practices came into effect in May 2011.

To become a "Level 1" company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that the shares that represent at least 25.0% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its Board of Directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders' agreement and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

To become a "Level 2" company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3's Level 2 segment is in force; (iv) the Board of Directors made up of at least five members of which at least a minimum of 20.0% shall be independent members with a term of office limited to two years, and re-election is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the "Level 2" segment; and (vii) exclusively adopt the B3 "Arbitration Board" rules for resolving any conflicts between the company and its investors.

177 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

To join B3's "Novo Mercado" segment, an issuer must meet all requirements described in "Levels 1 and 2," including the issuance of common shares only (with voting rights) and granting tag-along rights to all shareholders in case the company's control is transferred, offering the same price paid per share for the controlling block of shares.

In June 2001, we executed an agreement with B3 to list our shares in the "Level 1" segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the "Level 1" listing requirements.

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

178 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

•      at least 30.0% of net income according to BR GAAP (adjusted by the deductions under the preceding items) for mandatory distribution to our shareholders; and

•      any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95.0% of our paid-in capital.

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

As from the Annual General Meeting of 2013, shareholders resolved that our meetings shall be convened by the publication of call notices in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper, all in the State of São Paulo. The notice must be published three times, beginning at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting´s agenda and, in the case of a proposed amendment to our Bylaws, an indication of the subject matter.

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our general shareholders' meetings. A shareholder may be represented at a general meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within less than a year of the meeting. The attorney-in-fact must be a shareholder, a member of our Management, a lawyer or a financial institution and for investment funds, the fund manager is responsible for representing quota holders. Shareholders that are legal entities may also be represented by their own legal representatives. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

In order for a general shareholders’ meeting to validly take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting. However, in the case of a general meeting to amend our Bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the Board of Directors may call a second meeting by notice given at least eight calendar days prior to the scheduled meeting and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second general meeting, subject to the quorum requirements applicable to the first one.

179 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

In March 2017, we adopted a remote voting system at our Shareholder’s Meetings, in accordance with Article 21-A of CVM Instruction No. 481/09.

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

These actions are put to the vote of the holders of the adversely affected preferred shares at a special meeting, where each preferred share entitles the shareholder to one vote. Preferred shareholders have the right to vote on any change to our legal form and obtain the right to vote if we enter into a liquidation process.

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

180 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

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

181 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

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

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year). In that case the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the maturity of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

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

Liquidation

In the event of our liquidation, our preferred shareholders would be entitled to priority over common shareholders in the return of capital. The amount to which they would be entitled is based on the portion of the Capital Stock represented by the preferred shares, adjusted from time to time to reflect any capital increases or reductions. After all our creditors had been paid, our residual assets would be used to return the amount of capital represented by the preferred shares to the preferred shareholders. Once the preferred shareholders had been fully reimbursed, the common shareholders would be reimbursed on the portion of the Capital Stock represented by the common shares. All our shareholders would participate equally and ratably in any remaining residual assets.

Redemption

Our Bylaws provide that our shares are not redeemable. However, Brazilian Law authorizes us to redeem minority shareholders' shares if, after a public tender offer for our delisting, our controlling shareholder increases to more than 95.0% its participation in our total capital stock.

182 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

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

Our shareholders may opt to hold their shares through B3. Shares are added to the B3 system through Brazilian institutions, which have clearing accounts with B3. Our shareholder registry indicates which shares are listed on the B3 system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the B3 and is treated in the same manner as our registered shareholders.

Brazilian rules related to information disclosure

In January 2002, through CVM Instruction No. 358/02, the CVM issued regulations that were amended in June 2002 and March 2007, regarding the disclosure of information to the market. These regulations include provisions which:

•      determine what information must be filed with the CVM in the form of a notice to the shareholders or a material fact ("fato relevante"). The "fato relevante" includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;

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

183 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

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

Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its board of directors or, in its absence, by its board of executive officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of RC. In October 2013, pursuant to Circular No. 3,678/13, the Central Bank established the current standards on disclosure of this information to the public.

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

184 Form 20-F – December 2016

10.B. Memorandum and Articles of Association
Form 20-F

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

185 Form 20-F – December 2016

10.D. Exchange controls
Form 20-F

B3´S differentiated corporate governance practices

In 2001, we voluntarily adhered to B3´S Level 1 Corporate Governance which establishes special requirements for the Company’s listing and rules for its directors and shareholders, including its controlling shareholders. Companies listed on Level 1 must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by directors, officers and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25.0%.

10.C. Material contracts

On July 31, 2015, we entered into a share purchase agreement with HSBC Latin America Holdings (UK) Limited ("HSBC"), pursuant to which the Bank agreed to acquire 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (together, "HSBC Brasil") for approximately US$5.2 billion. HSBC Brasil comprises all of HSBC's Brazilian operations including its retail, insurance, asset management, private banking and credit card businesses. The execution of the share purchase agreement was announced on August 3, 2015.

 The acquisition was approved by our shareholders at an Extraordinary General Meeting held in December, 2015 and by all relevant regulatory bodies (SUSEP, the Cayman Islands Monetary Authority (CIMA), the Central Bank, and CADE), being completed in July 2016. For more information, see “Item 4.A History and Development of the Company – Recent acquisitions”.

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

186 Form 20-F – December 2016

10.E. Taxation
Form 20-F

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

Although market practice is for the distribution of dividends calculated using the IFRS Profits to be exempt from taxes, the Brazilian tax authorities, through Normative Instruction No. 1,397/13, understand that companies should consider the 2007 Profits as the basis for determining the amount of profit exempt from taxes that could be distributed to the beneficiaries.

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

187 Form 20-F – December 2016

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

Taxation of gains

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

In relation to the ADSs, despite the theme not being pacified in Brazil, it is possible to argue that gains recorded by a foreign holder in the divestiture of these assets to another non-resident, should not be subject to taxation in Brazil. Such arguments would be based on the understanding that the ADSs do not represent Brazilian assets for purposes of the application of Law No. 10,833/03, because they represent securities issued and traded on stock exchanges abroad.

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

The gains earned in the divestiture of shares on the Brazilian stock exchange (that include the transactions carried out in the OTC market) are:

•      exempt from income tax when earned by a foreign holder that: (i) is an Investor 4,373; and (ii) is not resident in a location considered as a tax haven; or

•      subject to income tax at a rate of 15.0% in the case of the gains earned by a foreign investor that: is not an Investor 4,373 and is not resident or domiciled in a location considered as a tax haven; or is an Investor 4,373 resident or domiciled in a location considered as a tax haven; or

•      subject to a rate of 25% if the foreign investor is not an investor 4,373 resident or domiciled in a location considered as a tax haven.

In the case in which the non-resident investor is subject to the payment of the IR (Income Tax) on the capital gain earned with the sale on the stock exchange, the income tax withheld at source at the rate of 0.005%, on the value of the divestiture, will be applicable and may subsequently be compensated, with possible income tax on the capital gain.

Other gains earned in the divestiture of shares that are not carried out in Brazilian stock exchanges are subject to income tax at progressive rates that varies from 15.0% to 22.5% as detailed below, except for residents in locations considered as a tax haven, which, in this case, are subject to taxation by income tax at a rate of 25.0%. If the gains arising out of transactions carried out in the non-organized Brazilian over-the- counter market with mediation, the withholding of 0.005% on the value of the sale will be applicable and can be compensated with possible income tax due on the capital gain.

188 Form 20-F – December 2016

10.E. Taxation
Form 20-F

In September, 2015, the government issued Provisional Measure No. 692/15, converted into Law No. 13,259/16, which introduced a regime based on the application of progressive tax rates for income tax on capital gains recognized by Brazilian individuals in the disposal of assets in general. In accordance with Law No. 13,259/16, in force as of January 1, 2017, the income tax rates on capital gains recognized by Brazilian individuals, which are also applicable to foreign investors, would be: (i) 15.0% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million, but does not exceed R$10 million, (iii) 20.0% for the part of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the part of the gain that exceeds R$30 million.

In the event of redemption of shares or reduction of capital by a Brazilian company, the positive difference between the amount actually received by the foreign holder and the acquisition cost of the shares redeemed will be considered as capital gain resulting from an operation not made on the stock exchange, therefore, it will be subject to taxation by income tax at progressive rates varying between 15.0% and 22.5%, except for residents of locations considered as JTF, which, in this case, are subject to taxation by income tax at a rate of 25.0%.

As a general rule, the regime of increased tax on capital gains should apply to transactions made outside the Brazilian stock exchange or organized over-the-counter market. Also, as a general rule, a foreign investor that is resident or domiciled in a location considered as a tax haven would be subject to income tax at a rate of  25.0%, as mentioned above.  In addition, as a rule, gains recognized by a foreign investor in transactions made on the Brazilian stock exchange are not subject to increased taxation on capital gains, in accordance with Law No. 13,259/16.

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

Tax haven

According to Law No. 9,430/96 and subsequent amendments, a tax haven is a country or location that (i) does not tax income; (ii) taxes income at an effective rate lower than 20.0% (or 17.0% in specific cases as detailed below); or (iii) imposes restrictions on the disclosure of the corporate structure of legal entities or their ownership.

The Brazilian tax authorities published NI No. 1,037/10, listing: (i) countries or jurisdictions considered as tax haven or whose internal legislation opposes confidentiality related to the corporate composition of legal entities or their ownership and; (ii) tax schemes considered as privileged, whose definition is brought by Law No.11,727/08.

189 Form 20-F – December 2016

10.E. Taxation
Form 20-F

In December 2014, the Brazilian Federal Revenue Office ("RFB") published the Decree No. 488/14, reducing the tax haven concept to localities that tax income at a maximum rate of less than 17.0% for countries or regimes in line with international fiscal transparency standards as established by Brazilian tax authorities. However, note that Decree No. 488/14 is not applicable to foreign investors whose investments in Brazil are in agreement with CMN Resolution No. 4,373/14.

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

This way, it is recommended that private tax advisors are consulted regarding the consequences of the rules laid down in Law No. 11,727/08, NI No. 1,037/10 and Decree No. 488/14, if the tax authorities determine the application of the concept of the privileged tax regime.

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

190 Form 20-F – December 2016

10.E. Taxation
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

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 to 2016 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2017 taxable year. Our belief that we are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

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

191 Form 20-F – December 2016

10.G. Statement by Experts
Form 20-F

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

192 Form 20-F – December 2016

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

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

10.I. Subsidiary Information

For information on subsidiaries, see "Item 4.B. Business Overview – Main Subsidiaries" and Note 2(b) of our consolidated financial statements in "Item 18. Financial Statements.”

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

193 Form 20-F – December 2016

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

Risk Factor	Market as of December 31, 2016	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	3.25	3.28	4.06	4.87
1-year fixed rate in reais	11.54%	11.55%	14.42%	17.30%

Shocks were also applied to other risk factors and terms of the interest curves. It is important to note that, in the fourth quarter of 2016, the maximum deppreciation of the real against the U.S. dollar was 11.84% (from R$3.11 as of October, 25 2016 to R$3.47 as of December 1, 2016 per U.S. dollar), which is below the 25.0% and 50.0% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2016	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(8,994)	(2,466,388)	(4,786,687)
Price Index	Exposure subject to the variation of price index coupon rates	(9,255)	(1,224,208)	(2,264,187)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(455)	(49,446)	(93,726)
Foreign currency	Exposure subject to foreign exchange variation	(867)	(21,663)	(43,327)
Variable income	Exposure subject to the variation of share prices	(14,817)	(370,420)	(740,841)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,786)	(15,940)	(32,801)
Other	Exposure not eligible in the previous definitions	(1)	(28)	(55)
Total not correlated		(36,175)	(4,148,093)	(7,961,624)
Total correlated		(26,893)	(3,691,157)	(7,090,253)

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

Banking portfolio	On December 31, 2016	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(7,927)	(2,174,728)	(4,221,561)
Price index	Exposure subject to the variation of price index coupon rates	(9,262)	(1,225,404)	(2,266,704)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(453)	(49,259)	(93,361)
Foreign currency	Exposure subject to foreign exchange variation	(767)	(19,168)	(38,336)
Variable income	Exposure subject to the variation share prices	(14,817)	(370,420)	(740,841)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,007)	(11,642)	(23,664)
Other	Exposure not eligible in the previous definitions	(1)	(28)	(56)
Total not correlated		(34,234)	(3,850,649)	(7,384,523)
Total correlated		(25,408)	(3,406,135)	(6,536,192)
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

194 Form 20-F – December 2016

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

Trading Portfolio	On December 31, 2016	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(1,074)	(293,350)	(568,367)
Price index	Exposure subject to the variation of price index coupon rates	(26)	(3,723)	(7,174)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(2)	(224)	(437)
Foreign currency	Exposure subject to foreign exchange variation	(106)	(2,649)	(5,297)
Variable income	Exposure subject to the variation share prices	-	-	-
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,464)	(11,649)	(24,751)
Other	Exposure not eligible in the previous definitions	-	(19)	(39)
Total not correlated		(2,672)	(311,614)	(606,065)
Total correlated		(2,058)	(295,900)	(574,058)
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

For the calculation of volatilities, correlations, and historic returns, a minimum window of 252 business days is adopted. The methodology applied and the existing statistical models are assessed on a permanent basis using backtesting techniques, which compare the VaR with holding periods of one day and hypothetical results, obtained with the same positions used in the VaR calculation, and effectively considering also the transactions of the day for which the VaR was estimated.

The main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of breaks occurred should be in line with the number of breaks accepted by the statistical tests carried out for the required level of confidence (99.0%). Another purpose is to improve the models used by us, by way of analyses carried out for different VaR observation periods and confidence levels, both for Total VaR and by risk factors.

In 2016 the daily results, both hypothetical and effective point of view, exceeded the respective VaR with a confidence level of 99.0% by a factor of three and two, respectively. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), any deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model,” that is, the volatility was significantly higher than expected and/or the correlations differed from those forecast by the model.

In 2016, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$36.8 million in the 3Q16 and R$9.4 million in the 1Q16, respectively.

	2016 - R$ in thousands
	1st Quarter			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	10,171	7,037	16,504	12,803
Foreign exchange coupon	1,416	635	4,102	924
Foreign currency	792	4	5,425	1,874
Variable income	7	-	272	-
Sovereign risk	3,868	2,603	6,779	3,947
Other	-	-	21	-
Total VaR	12,557	9,408	18,075	16,203

195 Form 20-F – December 2016

12.B. Warrants and Rights
Form 20-F

	2016 - R$ in thousands
	2nd Quarter			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	17,803	11,634	30,095	30,095
Foreign exchange coupon	345	44	1,143	628
Foreign currency	1,387	219	3,867	1,668
Variable income	38	-	162	21
Sovereign risk	4,404	3,775	5,217	4,421
Other	239	-	863	497
Total VaR	20,844	14,253	33,836	33,836

	2016 - R$ in thousands
	3rd Quarter			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	21,843	13,173	33,265	14,530
Foreign exchange coupon	658	85	2,762	459
Foreign currency	2,829	1,099	4,345	2,811
Variable Income	40	-	173	173
Sovereign risk	3,310	2,069	4,569	2,069
Other	234	-	1,089	164
Total VaR	24,975	16,363	36,726	16,753

	2016 - R$ in thousands
	4th Quarter			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	18,144	10,426	29,278	20,572
Foreign exchange coupon	633	38	2,830	64
Foreign currency	1,866	45	7,708	224
Variable Income	79	-	530	-
Sovereign risk	3,335	1,855	6,464	3,230
Other	80	2	431	358
Total VaR	20,991	12,517	31,920	22,748

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2016:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	% Events
Up to R$20	100.0%	53.8%	22.7%	46.2%	55.4%
Over R$20 up to R$30	0.0%	43.1%	54.5%	47.7%	36.5%
Over R$30	0.0%	3.1%	22.7%	6.2%	8.1%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

196 Form 20-F – December 2016

ITEM 15. CONTROLS AND PROCEDURES
Form 20-F

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our ADRs (preferred and common) may be subject to pay to our depositary bank, The Bank of New York Mellon (“BNYM”).

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

From January 1 to December 31, 2016, we received from our depositary bank the amount of US$15.3 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

(a) Disclosure controls and procedures

As of December 31, 2016, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

197 Form 20-F – December 2016

16.C. Principal Accountant Fees and Services
Form 20-F

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

Our Management made an assessment of the effectiveness of our internal control over consolidated financial reporting as of December 31, 2016 based upon the 2013 framework "Integrated Internal Control Structure" established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and has concluded that our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2016, has been audited by KPMG Auditores Independentes, a PCAOB – registered independent accounting firm, as stated in their report beginning on page F-3 of "Item 18. Financial Statements."

(c) Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB – registered independent accounting firm, dated April 28, 2017, on the effectiveness of the internal control over financial reporting as of December 31, 2016, see "Item 18. Financial Statements."

(d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Exchange Act of 1934" of the SEC) that occurred during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2016 and 2015:

198 Form 20-F – December 2016

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Form 20-F

Year ended December 31,	R$ in thousands
	2016	2015
Audit fees	38,504	30,571
Audit-related fees	2,008	952
Other fees	3,213	1,410
Total fees	43,725	32,933

The fees for the years 2016 and 2015 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

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

Other fees in the above table are fees billed by the independent auditors primarily related to agreed upon procedures, due diligence and reviews of, substantially, financial, fiscal and actuarial information.

Audit Committee pre-approval policies and procedures

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Audit Committee, see "Item 6.C. Board of Directors Practices."

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

Pursuant to Central Bank regulations, we have established a body denominated Audit Committee, which performs nearly all of the functions of an Audit Committee of a U.S. company. Of the three members of our Audit Committee, one member is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the Board of Directors. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of an audit committee of the Board of Directors of a U.S. company. Since our Audit Committee is not a committee of our Board of Directors, but a separate body, as required under Brazilian law, we believe that our Audit Committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, based on the exemption set forth in Exchange Act Rule 10A-3(c)(3) the Audit Committee is a separate body from our Board of Directors and in accordance with Central Bank regulations, we believe that our Audit Committee is able to act independently in performing the responsibilities of an Audit Committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the "Earnings Reserve – Statutory Reserve" account. This program authorizes the acquisition of up to 15,000,000 nominative book-keeping shares, with no par value, whereby 7,500,000 are common shares and 7,500,000 are preferred shares; and it is effective from June 27, 2016 until June 26, 2017.

Acquisitions of preferred and common shares for treasury are in the tables below:

199 Form 20-F – December 2016

16.G. Corporate Governance
Form 20-F

Period	Total number of preferred shares acquired	Average price paid per preferred share	Total number of preferred shares acquired from published plans or programs	Maximum number of preferred shares that can still be acquired from plans or programs
01/04 to 01/29/16	-	-	-	3,501,400
02/01 to 02/29/16	-	-	-	3,501,400
03/01 to 03/31/16	-	-	-	3,501,400
04/01 to 04/29/16	-	-	-	3,501,400
05/02 to 05/31/16	-	-	-	3,501,400
06/01 to 06/30/16	-	-	-	7,500,000
07/01 to 07/29/16	-	-	-	7,500,000
08/03 to 08/31/16	-	-	-	7,500,000
09/01 to 09/30/16	-	-	-	7,500,000
10/03 to 10/31/16	-	-	-	7,500,000
11/01 to 11/30/16	-	-	-	7,500,000
12/01 to 12/30/16	-	-	-	7,500,000

Period	Total number of common shares acquired	Average price paid per common share	Total number of common shares acquired from published plans or programs	Maximum number of common shares that can still be acquired from plans or programs
01/04 to 01/29/16	489,200	19.35	489,200	6,819,200
02/01 to 02/29/16	-	-	-	6,819,200
03/01 to 03/31/16	-	-	-	6,819,200
04/01 to 04/29/16	-	-	-	6,819,200
05/02 to 05/31/16	-	-	-	6,819,200
06/01 to 06/30/16	-	-	-	7,500,000
07/01 to 07/29/16	-	-	-	7,500,000
08/03 to 08/31/16	-	-	-	7,500,000
09/01 to 09/30/16	-	-	-	7,500,000
10/03 to 10/31/16	-	-	-	7,500,000
11/01 to 11/30/16	-	-	-	7,500,000
12/01 to 12/30/16	-	-	-	7,500,000

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

200 Form 20-F – December 2016

16.G. Corporate Governance
Form 20-F

303A.03	Non‑management directors of a listed company must meet at regularly scheduled executive sessions without management.

With the exception of our CEO, who is also our director, none of our directors is part of the Diretoria Executiva. The directors have regularly scheduled executive sessions at least once a year in order to evaluate his performance.

303A.04	Listed companies must have a nomination/ corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.

We have a Corporate Governance Executive Committee subordinate to the Diretoria Executiva, and the Succession Planning and Nomination Committee, which reports to the Board of Directors. Both committees are composed of members of our Management, and have a charter that addresses its minimum requirements.

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.

We have a Compensation Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a senior manager, each with a five-year term of office. The committee's primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our executive managers, according to legislation in force. None of the members of the Compensation Committee are independent directors. The compensation committee has a written charter that states the responsibilities of the committee.

303A.06 303A.07

Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of five years, and is appointed by, and may be replaced by, the Board of Directors. We currently have three members on our Audit Committee, one of them is also our director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see "Item 6.C. Board Practices - Board Advisory Committees – Board Committees.”

We also have a Fiscal Council, which currently has five members and four alternates. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see "Item 6.C. Board Practices – Fiscal Council.”

201 Form 20-F – December 2016

ITEM 18. FINANCIAL STATEMENTS
Form 20-F

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.

Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any compensation plans upon delivery of equity interests. We currently do not have any stock option based compensation plan.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available in our website at www.bradesco.com.br/ri, in the corporate governance section.
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Ethics, which applies to our Senior Management, employees, business partners, suppliers and service providers, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of Senior Management or employees appointed or transferred by our member companies. We have an Ethics Conduct Committee, appointed by the Board of Directors, which is responsible for dissemination and fulfillment of the Codes of Ethics Conduct, as well as ensuring its effectiveness.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-2 through F-147.

202 Form 20-F – December 2016

ITEM 19. EXHIBITS
Form 20-F

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1 - Our Amended and Restated Bylaws.

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

2.3 - The total amount of our long-term debt securities and our subsidiaries’ long-term debt securities under any one instrument does not exceed 10.0% of our total assets and our subsidiaries’ total assets on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

4.1+ – Share Purchase Agreement dated July 31, 2015 between HSBC Latin America Holdings (UK) and us (incorporated by reference to the Annual Report on Form 20-F/A filed on August 29, 2016 – File No. 001-15250).

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

203 Form 20-F – December 2016

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

Date: April 28, 2017.

204 Form 20-F – December 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

     F-2     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banco Bradesco S.A.

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Bradesco’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Bradesco F-3

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Auditores Independentes

Osasco, Brazil
April 28, 2017

     F-4     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2016	2015	2014
Interest and similar income		147,700,375	127,048,252	103,893,096
Interest and similar expenses		(91,037,386)	(71,412,210)	(53,847,329)
Net interest income	6	56,662,989	55,636,042	50,045,767
Fee and commission income		20,341,087	17,856,873	16,759,980
Fee and commission expenses		(36)	(36,203)	(20,724)
Net fee and commission income	7	20,341,051	17,820,670	16,739,256
Net gains/(losses) on financial instruments classified as held for trading	8	16,402,770	(8,252,055)	(1,933,003)
Net gains/(losses) on financial instruments classified as available for sale	9	(1,341,400)	(671,810)	(991,894)
Net gains/(losses) on foreign currency transactions	10	150,757	(3,523,095)	(1,244,680)
Net income from insurance and pension plans	11	4,155,763	5,497,505	5,411,845
Other operating income		19,367,890	(6,949,455)	1,242,268
Impairment of loans and advances	12	(15,350,278)	(14,721,152)	(10,291,386)
Personnel expenses	13	(17,003,783)	(14,058,047)	(13,667,639)
Other administrative expenses	14	(16,149,563)	(13,721,970)	(12,971,521)
Depreciation and amortization	15	(3,658,413)	(2,942,003)	(2,932,687)
Other operating income/(expenses)	16	(14,004,162)	(12,988,553)	(10,223,083)
Other operating expense		(66,166,199)	(58,431,725)	(50,086,316)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures		30,205,731	8,075,532	17,940,975
Equity in the earnings (losses) of investments in associates and joint ventures	27	1,699,725	1,528,051	1,389,816
Income before income taxes		31,905,456	9,603,583	19,330,791
Income tax and social contribution	17	(13,912,730)	8,634,322	(3,914,313)
Net income for the year		17,992,726	18,237,905	15,416,478

Attributable to shareholders:
Controlling shareholders		17,894,249	18,132,906	15,314,943
Non-controlling interest		98,477	104,999	101,535

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	18	3.08	3.12	2.63
– Earnings per preferred share	18	3.39	3.43	2.90

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F-5

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statements of Comprehensive Income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Net income for the year	17,992,726	18,237,905	15,416,478

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses) on financial assets available for sale	7,757,475	(4,754,469)	2,018,046
Realized gains/(losses) on financial assets available for sale	(1,459,372)	(923,433)	(1,287,674)
Tax effect	(2,587,076)	2,273,982	(289,194)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations	(194,566)	118,485	3,681
Tax effect	87,555	(57,788)	(1,473)
Total adjustments not included in the net income	3,604,016	(3,343,223)	443,386
Total comprehensive income for the year	21,596,742	14,894,682	15,859,864

Attributable to shareholders:
Controlling shareholders	21,498,265	14,789,683	15,758,329
Non-controlling interest	98,477	104,999	101,535

The Notes are an integral part of the Consolidated Financial Statements.

     F-6     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	December 31, 2016	December 31, 2015
Assets
Cash and balances with banks	19	72,554,651	72,091,764
Financial assets held for trading	20a	213,139,846	159,623,449
Financial assets available for sale	21	113,118,554	117,695,450
Investments held to maturity	22	43,002,028	40,003,560
Financial assets pledged as collateral	23	155,286,577	144,489,921
Loans and advances to banks	24	94,838,136	35,620,410
Loans and advances to customers, net of impairment	25	367,303,034	344,868,464
Non-current assets held for sale	26	1,578,966	1,247,106
Investments in associates and joint ventures	27	7,002,778	5,815,325
Property and equipment, net of accumulated depreciation	28	8,397,116	5,504,435
Intangible assets and goodwill, net of accumulated amortization	29	15,797,526	7,409,635
Taxes to be offset		7,723,211	6,817,427
Deferred income tax assets	17c	45,116,863	45,397,879
Other assets	30	47,170,370	40,118,697
Total assets		1,192,029,656	1,026,703,522

Liabilities
Deposits from banks	31	301,662,682	293,903,391
Deposits from customers	32	232,747,929	194,510,100
Financial liabilities held for trading	20b	13,435,678	19,345,729
Funds from securities issued	33	151,101,938	109,850,047
Subordinated debt	34	52,611,064	50,282,936
Insurance technical provisions and pension plans	35	215,840,000	170,940,940
Other provisions	37	18,292,409	15,364,317
Current income tax liabilities		2,130,286	2,781,104
Deferred income tax liabilities	17c	1,762,948	772,138
Other liabilities	38	96,965,515	78,038,058
Total liabilities		1,086,550,449	935,788,760

Equity	39
Share capital		51,100,000	43,100,000
Treasury shares		(440,514)	(431,048)
Capital reserves		35,973	35,973
Profit reserves		50,027,816	49,920,020
Additional paid-in capital		70,496	70,496
Other comprehensive income		(398,708)	(4,002,724)
Retained earnings		4,907,381	2,096,710
Equity attributable to controlling shareholders		105,302,444	90,789,427
Non-controlling interest		176,763	125,335
Total equity		105,479,207	90,914,762
Total liabilities and equity		1,192,029,656	1,026,703,522

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F-7

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statements of Changes in Equity

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926
Net income for the year	-	-	-	-	-	-	-	15,314,943	15,314,943	101,535	15,416,478
Financial assets available for sale	-	-	-	-	-	-	441,178	-	441,178	-	441,178
Foreign currency translation adjustment	-	-	-	-	-	-	2,208	-	2,208	-	2,208
Comprehensive income	-	-	-	-	-	-	-	-	15,758,329	101,535	15,859,864
Purchase of treasury shares	-	(28,922)	-	-	-	-	-	-	(28,922)	-	(28,922)
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(192,292)	(192,292)
Capital transaction (2)	-	-	-	-	(391,392)	-	-	-	(391,392)	-	(391,392)
Transfers to reserves	-	-	-	754,442	9,279,796	-	-	(10,034,238)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,054,580)	(5,054,580)	(3,799)	(5,058,379)
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805
Net income for the year	-	-	-	-	-	-	-	18,132,906	18,132,906	104,999	18,237,905
Financial assets available for sale	-	-	-	-	-	-	(3,403,920)	-	(3,403,920)	-	(3,403,920)
Foreign currency translation adjustment	-	-	-	-	-	-	60,697	-	60,697	-	60,697
Comprehensive income	-	-	-	-	-	-	-	-	14,789,683	104,999	14,894,682
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	28,446	28,446
Purchase of treasury shares	-	(133,033)	-	-	-	-	-	-	(133,033)	-	(133,033)
Capital increase of with reserves (3)	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	859,482	10,295,189	-	-	(11,154,671)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,034,964)	(6,034,964)	(132,174)	(6,167,138)
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762

The Notes are an integral part of the Consolidated Financial Statements.

     F-8     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762
Net income for the year	-	-	-	-	-	-	-	17,894,249	17,894,249	98,477	17,992,726
Financial assets available for sale	-	-	-	-	-	-	3,711,027	-	3,711,027	-	3,711,027
Foreign currency translation adjustment	-	-	-	-	-	-	(107,011)	-	(107,011)	-	(107,011)
Comprehensive income	-	-	-	-	-	-	-	-	21,498,265	98,477	21,596,742
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	3,265	3,265
Purchase of treasury shares	-	(9,466)	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase with reserves (4)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	754,179	7,353,617	-	-	(8,107,796)	-	-	-
Interest on equity	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)	(50,314)	(7,026,096)
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207

 (1)  In 2016, consists primarily of “net” unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the tax effects amount to R$ 154,958 thousand (2015 - R$ 2,700,764 thousand and 2014 - R$ 438,285 thousand));

 (2)  In 2014, we acquired shareholdings of 6.51% of Odontoprev SA and 1.45% of Banco Bradesco BBI SA that were held by non-controlling shareholders;

 (3)  In the Extraordinary General Meeting of March 10, 2015, deliberation was made to increase the Capital Stock by R$ 5,000,000 thousand, increasing it from R$ 38,100,000 thousand to R$ 43,100,000 thousand, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve, of compliance with the provisions in Article 169 of Law no 6,404/76, with a bonus of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, whereby 420,727,426 common and 420,727,382 preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of two (2) new shares for every ten (10) shares of the same type that they own, benefiting the shareholders registered on March 26, 2015; and

 (4)  In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the Capital Stock by R$ 8,000,000 thousand, increasing it from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F-9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2016	2015	2014
Operating activities
Income before income taxes	31,905,456	9,603,583	19,330,791
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	15,350,278	14,721,152	10,291,386
Changes in the insurance technical provisions and pension plans	32,781,918	28,286,039	24,008,174
Net (gains)/losses from disposals of assets available for sale	(764,707)	247,288	(222,876)
Expenses with provisions and contingent liabilities	2,518,761	3,510,916	2,324,505
Deferred acquisition cost (insurance)	194,994	(95,110)	(312,983)
Impairment of assets	2,388,580	650,588	1,300,378
Depreciation	1,140,369	1,057,722	1,056,389
Amortization of intangible assets	2,516,777	1,884,281	1,876,298
Equity in the earnings (losses) of investments in associates and joint ventures	(1,699,725)	(1,528,051)	(1,389,816)
Losses on disposal of non-current assets held for sale	442,251	180,602	310,141
Net losses from disposal of property and equipment	24,791	96,630	35,706
Effect of changes in exchange rates on cash and cash equivalents	5,617,747	(2,911,155)	(618,226)
Others	-	-	16,254
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits with the Central Bank	11,651,121	(3,866,979)	4,456,083
(Increase)/decrease in loans and advances to banks	10,368,220	2,045,985	19,562,317
(Increase)/decrease in loans and advances to customers	(49,649,090)	(95,025,702)	(88,722,859)
(Increase)/decrease in financial assets held for trading	(40,248,319)	(80,159,223)	14,689,614
(Increase)/decrease in other assets	(8,296,942)	(32,926,622)	(15,473,866)
Increase/(decrease) in deposits from banks	33,269,744	40,729,421	56,473,841
Increase/(decrease) in deposits from customers	(6,707,994)	(3,463,924)	6,883,751
Increase/(decrease) in financial liabilities held for trading	(9,700,099)	16,030,156	1,489,191
Increase/(decrease) in insurance technical provisions and pension plans	(2,042,897)	(3,904,319)	(7,777,977)
Increase/(decrease) in other provisions	(3,019,960)	(2,011,000)	(2,187,792)
Increase/(decrease) in other liabilities	10,312,756	29,295,296	18,571,777
Interest received	70,917,068	62,725,684	54,777,470
Interest paid	(45,140,018)	(38,823,738)	(32,704,290)
Income tax and social contribution paid	(9,771,075)	(7,419,802)	(6,446,222)
Other changes in taxes	(400,787)	(283,883)	(798,036)
Net cash provided by/(used in) operating activities	53,959,218	(61,354,165)	80,799,123

Investing activities
(Acquisitions)/disposal of subsidiaries, net of cash and cash equivalents paid/received	(7,188,659)	-	46,068
(Acquisitions) of financial assets available for sale	(108,296,179)	(61,153,632)	(48,896,316)
Proceeds from sale of financial assets available for sale	115,724,092	39,147,316	37,713,211
Maturity of investments held to maturity	-	269,063	-
(Acquisitions) of investments held to maturity	-	-	(641,845)
Disposal of non-current assets held for sale	629,768	742,732	663,789
(Acquisitions) of investments in associates	(376,434)	(971,672)	(6,000)
Dividends received from investments in associates	510,285	668,178	804,883
(Acquisition) of property and equipment	(2,779,321)	(2,181,549)	(1,559,585)
Disposal of property and equipment	486,303	205,094	263,457
(Acquisition) of intangible assets	(2,343,497)	(1,971,881)	(1,270,280)
Dividends received	117,972	251,623	295,780
Interest received	12,668,011	13,033,426	9,143,482
Net cash provided by/(used in) investing activities	9,152,341	(11,961,302)	(3,443,356)

  F-10     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2016	2015	2014

Financing activities
Funds from securities issued	47,253,373	68,385,187	53,526,003
Payments on securities issued	(47,861,607)	(49,217,829)	(32,577,909)
Issuance of subordinated debts	3,787,207	11,304,318	-
Payments on subordinated debts	(581,713)	(1,271,261)	(2,706,203)
Acquisition of treasury shares	(9,466)	(133,033)	(28,922)
Capital transaction	-	-	(391,392)
Increase/(decrease) of non-controlling interest	3,265	28,446	(192,292)
Interest paid	(20,504,528)	(11,093,967)	(4,704,334)
Interest on equity and dividends paid	(5,611,350)	(5,007,596)	(3,925,450)
Net cash provided by/(used in) financing activities	(23,524,819)	12,994,265	8,999,501

(Decrease)/Increase in cash and cash equivalents	39,586,740	(60,321,202)	86,355,268

Cash and cash equivalents
At the beginning of the period	147,261,434	204,671,481	117,697,987
Effect of changes in exchange rates on cash and cash equivalents	(5,617,747)	2,911,155	618,226
At the end of the period	181,230,427	147,261,434	204,671,481

(Decrease)/Increase in cash and cash equivalents	39,586,740	(60,321,202)	86,355,268

Non-cash transactions
Credit operations transferred to non-current assets held for sale	2,122,871	1,591,998	1,390,525
Dividends and interest on equity declared but not yet paid	4,482,718	3,622,958	3,313,760
Unrealized (gains)/losses on securities available for sale	(3,711,027)	3,403,920	(441,178)

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F-11

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

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on February 23, 2017.

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale which are measured at fair value; assets and liabilities held for trading which are measured at fair value; financial instruments at fair value through profit or loss which are measured at fair value and the liability for defined benefit obligations which is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses and assets and liabilities acquired through a business combination.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and losses due to impairment of loans and advances. The interest

  F-12     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

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

a)      Recent Acquisitions

In August, 2015, Bradesco firmed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients, reinforcing its presence and competitiveness throughout the national territory.

In July 2016, there was a total division of the equity of HSBC Serviços, where portions  of this  equity  were transferred to HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), that is a wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

Bradesco F-13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized balance sheet for the acquisition with HSBC Bank and HSBC Serviços (HSBC Brasil) at the date of acquisition:

	R$ thousand
	Accounting	Adjustments	Fair Value (1)
Cash and cash equivalents	8,476,708	-	8,476,708
Desposits with the central banks	14,895,767	-	14,895,767
Loans and advances	69,364,585	(1,650,016)	67,714,569
Financial assets held for trading	20,881,824	-	20,881,824
Financial assets available for sale	23,745,717	-	23,745,717
Investments held to maturity	13,450	22,411	35,861
Property and equipment, net of accumulated depreciation	1,175,554	622,246	1,797,800
Intangible assets	558,015	3,993,743	4,551,758
Other assets	25,808,692	848,699	26,657,391
Deposits from banks	(7,808,801)	-	(7,808,801)
Deposits from customers	(56,766,587)	-	(56,766,587)
Financial liabilities held for trading	(3,790,048)	-	(3,790,048)
Funds from securities issued	(40,187,105)	(64,701)	(40,251,806)
Subordinated debt	(1,401,348)	-	(1,401,348)
Provisions	(3,429,291)	-	(3,429,291)
Other liabilities	(42,242,831)	-	(42,242,831)
Sub-total	9,294,301		13,066,683
Goodwill	-	4,221,787	4,221,787
Total amount of shareholders’ equity acquired	9,294,301		17,288,470

(1)  Based on an assessment made on July 01,2016, were identificable the fair values of the assets adquired and liabilities assumed in the acquisition.

The fair value of the consideration transferred was composed as follows:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Adjustment to the cost acquisition related to the fair value of the firm commitment(2)	1,623,103
Fair value of the consideration transferred	17,288,470

(1) Considers the IOF collection, and withholding Income Tax; and

(2) Considers the results from changes to the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement in the financial position hired with the objective of protecting the effects of exchange rate variation of the firm commitment, though the use of a hedging instrument derivative.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil, as follows:

  F-14     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The value of the investment recorded by Bradesco includes goodwill in the acquisition of shares in the amount of R$ 4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired	9,294,301
Fair value of assets acquired and liabilities assumed	(221,361)
Intangible assets acquired	3,993,743
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Fair value of the consideration transferred	17,288,470

These acquisitions were recorded on the business combination method and the companies were consolidated from the date that the majority control was acquired.

The goodwill on acquisition, in the amount of R$ 4,221,787 thousand, recorded by Bradesco, is not amortized and is subject to annual impairment test. Goodwill is attributed to the expected future profitability of the respective businesses acquired and to the strengthening of Bradesco's strategy to strengthen its presence throughout the national territory, giving a greater degree of competition in a highly competitive market, so as to take advantage of the synergies generated by the products and base of HSBC Brasil customers, which are complementary.

Save to the extent that specific allowance, provision or reserve is made in Closing Statement, the HSBC shall indemnify and keep indemnify the Bradesco for all Losses, including legal costs, filing or any other fees and any liability to Tax incurred by the Bradesco, and from the acquisition of HSBC Brasil.

b)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country	Shareholding interest (%)
			December 31
			2016	2015
Banco Alvorada S.A.	Banking	Brazil	99.99	99.99
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	Brazil	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99	99.99
Banco Bradesco Europa S.A.	Banking	Luxembourg	100.00	100.00
Banco Bradesco BERJ S.A.	Banking	Brazil	100.00	100.00
Banco Bradescard S.A.	Cards	Brazil	100.00	100.00
Banco Bradesco BBI S.A. (1)	Investment Bank	Brazil	99.81	99.80
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	Brazil	100.00	100.00
Bradseg Participações S.A.	Holding	Brazil	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	Brazil	100.00	100.00
Odontoprev S.A.	Dental Health	Brazil	50.01	50.01
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00	100.00

Bradesco F-15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	Activity	Country	Shareholding interest (%)
			December 31
			2016	2015
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	Brazil	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	Brazil	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	Brazil	100.00	100.00
Bradesco Seguros S.A.	Insurance	Brazil	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00	100.00
Bradesplan Participações Ltda.	Holding	Brazil	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00	100.00
Tempo Serviços Ltda.	Service Provider	Brazil	100.00	100.00
União de Participações Ltda.	Holding	Brazil	100.00	100.00
Banco Losango S.A. (2)	Banking	Brazil	99.99	-
Kirton Administradora de Consórcios Ltda. (2)	Consortium Management	Brazil	100.00	-
kirton Bank Brasil S.A. (2)(3)	Banking	Brazil	100.00	-
Kirton Corretora de Títulos e Valores Mobiliários S.A. (2)	Broker	Brazil	99.97	-
Kirton Capitalização S.A. (2)	Capitalization	Brazil	99.97	-
Kirton Seguros S.A. (2)	Insurance	Brazil	98.08	-
Kirton Vida e Previdência S.A. (2)	Pension plan/Insurer	Brazil	100.00	-
Kirton Participações e Investimentos Ltda. (2)	Holding	Brazil	100.00	-

(1)   Increased participation through the subscription of shares in June 2016;

(2)    Companies originating from the acquisition, in July 2016, of HSBC Brasil; and

(3)    New denomination of the HSBC Brasil.

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

  F-16     IFRS – International Financial Reporting Standards – 2016

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

Bradesco F-17

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

c)      Foreign currency translation

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

  F-18     IFRS – International Financial Reporting Standards – 2016

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

d)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and  which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19(b) – “Cash and cash equivalents”.

e)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are presented in the consolidated financial statements in “Financial assets pledged as collateral”. The counterparty liability is included in “Deposits from Banks”. Securities purchased under agreements to resell are recorded in “Loans and advances to banks” or “Loans and advances to customers”, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

f)       Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following four categories: measured at fair value through profit or loss; available for sale; held to maturity and loans and receivables. The

Bradesco F-19

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

Realized and unrealized gains and losses arising from changes in fair value of non Derivatives assets are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income on financial assets held for trading are included in “Net interest income”. For the treatment of Derivatives assets see Note 2(f)(iii) below.

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

        F-20           IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

2(f)(viii)(b) for details of the treatment of impairment losses.

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

Bradesco F-21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-          Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of Derivatives liabilities see Note 2(f)(iii) below.

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

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. The calculation of fair value, the counterparty's and the entity's own credit risk are considered.

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

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognised and the modified financial asset is recognised as a new financial asset and initially measured at fair value.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and

  F-22     IFRS – International Financial Reporting Standards – 2016

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

For more common other instruments the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

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

Bradesco F-23

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

  F-24     IFRS – International Financial Reporting Standards – 2016

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

g)      Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

h)      Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(k) below), if any.

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

Bradesco F-25

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

i)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchase intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(k) below.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment, (see Note 2(b)(ii)). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment (see Note 2(k) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

    F-26           IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(k) below).

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

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(k) below) is immediately recognized in the consolidated statement of income.

j)       Leasing

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

Bradesco F-27

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

As a lessor, the Organization has substantial finance lease contracts, both in value or total number of contracts.

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

  F-28     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

k)      Impairment of non-financial assets (except for deferred tax assets)

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

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

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

l)       Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

Bradesco F-29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

m)     Provisions, contingent liabilities and contingent assets

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

n)      Classification of insurance contracts and investments

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

o)      Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts less initial contracting costs. The portion of these reserves corresponding to the estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE’.

The reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior last 10 half-year periods to determine a future projection per occurrence period, reflecting the changing expectation of the amount provisioned along the regulatory process.

  F-30     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of salvage and payments expected to be received.

The Complementary Reserve for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(o)(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

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

With respect to the insurance portfolios acquired, the reserve for ‘incurred but not reported’ (IBNR) claims is constituted to cover the expected values to be settled based on incurred but not reported claims until the base date of calculation. It is calculated by the Bornhuetter-Ferguson method, using as a mathematical model run-off triangles of claims incurred from 2001;

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation.

With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for events incurred and appropriately reported by the insured

Bradesco F-31

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

and/or beneficiaries until the balance sheet date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also includes an estimate of adjustments of incurred but not sufficiently reported (IBNER) for the aggregate development of claims reported but not yet paid, whose values may be changed throughout the process until their final settlement.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test. LAT is calculated using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders and improvement using a risk free forward interest rate structures which was approved by SUSEP to discount the future cash flows. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

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

iii. Health and Dental Insurance

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

The mathematical reserve for unvested benefits (PMBAC) relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 5.1% annual discount rate (5.2% in 2015); the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance - "GBS Plan", and considering a discount rate of 5.1% per annum (5.2% in 2015).

The unearned premium or contribution reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The other provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 5.1% per year (5.2% in 2015).

  F-32     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Provisions for IBNR, PMBAC, PMBC and Other Provisions, listed above, are calculated using methodologies and assumptions established  in the actuarial technical notes approved by the National Health Agency - ANS.

iv. Operations with DPVAT Insurance

Revenue from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora Lider S.A. which acts as the “lead insurer” of the Consortium of Insurance DPVAT S.A. in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the lead insurer to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Normative Resolution nº 332/15. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

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

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(o)(vi)). LAT is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

Bradesco F-33

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

With respect to the insurance portfolios acquired, the provision of incurred but not reported claims (IBNR) is made to cover the expected values to settle for incurred but not reported claims until the base date of calculation. It is calculated in accordance with the criteria defined in SUSEP Circular no 517/15 (amended by SUSEP Circular no 521/15).

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation.

With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for the events incurred and appropriately reported by the Ins red and/or beneficiaries until the balance sheet date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also comprises values relating to accrued unpaid rent contained in the PMBC, which are written off and included in the PSL.

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

According to SUSEP Circular no 517/2015, the test was segmented between life insurance and

  F-34     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

pension products and property coverage, and liabilities related to DPVAT insurance were not included in the adequacy test.

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Administration,

The cash flows related to future premiums not recorded in the PPNG were only included in the projections when the result of the LAT without these values was negative.

The result of the liability adequacy test for pension products and life insurance, was fully recognized in profit or loss at the reporting date as provided in SUSEP Circular no 517/2015.

In the LAT realized in December 2016, there were changes in the Cancellation and Improvement Rate assumptions, considering the biometric tables BR-EMS, both genderes, adjusted by longevity development criteria compatible with the latest published versions, according to current legislation.

•     Property Coverage

The expected present value of cash flows relating to claims incurred - primarily claims costs and salvage recoveries - was compared to the technical provisions for claims incurred - PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions - PPNG and PPNG-RVNE.

The result of the liability adequacy test, for property coverage, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

p)      Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency to reinsure risks all other reinsurance operations must be with national reinsurers If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

q)      Deferred acquisition costs

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

Bradesco F-35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

It also includes the deferred acquisition costs relating to exclusivity contracts with retailers for marketing insurance extended guarantees, for the initial period of 12 years, for an initial period of 12 years, with the length of over four years of contracts totaling 16 years.

r)    Financial guarantees

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

s)      Employee benefits

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

  F-36     IFRS – International Financial Reporting Standards – 2016

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

t)       Capitalization bonds

The liability for capitalization bonds is registered in the line ‘Other liabilities’. Financial liabilities and revenues from capitalization bonds are accrued at the time bonds are issued.

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

Bradesco F-37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

u)      Interest

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

v)      Fees and commissions

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

w)     Net insurance income

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

The health insurance premiums are recorded in the premium account issued (result) or unearned premium or contribution reserve (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A., respectively.

  F-38     IFRS – International Financial Reporting Standards – 2016

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

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and for the contractual term (average of 12 to 60 months) in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

Income from management fees are recognized as income on an accrual basis at contractually determined rates.

x)      Income tax and social contribution expenses

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

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law no 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

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

Bradesco F-39

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

y)       Segment reporting

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

   F-40           IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

z)        Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

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

iii.    Dividends payable

Dividends on shares are paid and provisioned during the year. In the Meeting of Shareholders are destined at least the equivalent of 30% of the annual net income, in accordance with the the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

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

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee, whose duty is to advise the Board of Directors in performing its duties in risk management,  capital and control. This committee is assisted by the Capital Management Executive Committee, and Risk Management Executive Committees in managing a) Credit risk, b) Market and Liquidity risk, c) Operational and Social and Environmental risk and d) Bradesco’s Insurance Group and BSP Empreendimentos Imobiliários. In addition, it also has the support of the Products and Services Executive Committee and the Executive Committees in business areas, which, among other duties, suggest exposure thresholds to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Bradesco F-41

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

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing  the security, quality and liquidity of the lending. The process is guided by the risk-management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate

  F-42     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

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

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

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

Bradesco F-43

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

  F-44     IFRS – International Financial Reporting Standards – 2016

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

Bradesco F-45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2016	2015
Cash and balances with banks	72,554,651	72,091,764
Derivative financial instruments	16,755,442	18,870,917
Loans and advances to banks	94,845,534	35,671,727
Loans and advances to customers	392,083,873	370,323,668
Other financial assets	497,974,002	432,983,945
Total items recorded in the balance sheet (1)	1,074,213,502	929,942,021
Total items not recorded in the balance sheet (Note 41)	316,298,033	264,320,142
Total risk exposure	1,390,511,535	1,194,262,163

(1)    Collaterals are mainly represented by: securities, properties, financial investments, sureties and guarantees.

The Organization's maximum credit risk exposure was R$ 1,390,511,535 thousand in 2016, which was an increase of 16.4% from December 2015.

Of this exposure, R$ 72,554,651 thousand, or 5.2% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

The “Other financial assets” item totaling R$ 497,974,002 thousand (35.8% of the total exposure), have a low credit risks as it primarily consists of Brazilian government bonds which, are recorded at their market value, represented by “Financial assets held for trading” R$ 213,139,846  thousand (2015 – R$ 159,623,449 thousand), “Financial assets available for sale” R$ 113,118,554 thousand (2015 – R$ 117,695,450 thousand) and “Investments held to maturity” recognized as amortized cost in the amount of R$ 43,002,459 thousand (2015 – R$ 40,003,560 thousand).

In 2016, items not recorded in the consolidated statement of financial position (recorded in off-balance sheet accounts) amounted to R$ 316,298,033 thousand (2015 - R$ 264,320,142 thousand), reaching a level of 22.6% (2015 – 22.1%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 503,684,849 thousand, representing 36,5% of the total exposure, including derivatives of R$ 16,755,442 thousand, loans and advances to banks of R$ 94,845,534 thousand and loans and advances to clients of R$ 392,083,873 thousand.

Derivative Financial Instruments

	R$ thousand
	December 31
	2016	2015
Traded in the stock exchange	1,068,418	5,561,772
OTC contract	15,687,024	13,309,145
Total	16,755,442	18,870,917

In relation to derivatives, 93.6% of the total, refers basically to over-the-counter contracts. Of the total of the Derivative financial instruments, 92.4% is assessed to have "low credit risk" by the Organization's internal procedures.

  F-46     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2016	2015
Low risk	94,845,534	35,627,580
Medium risk	-	-
High risk	-	44,147
Total	94,845,534	35,671,727

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

None of the loans and advances to banks are classified as pas-due or impaired. In addition, the portfolio has no debt-restructuring history.

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

	R$ thousand
	December 31,
	2016	2015
Neither past due nor impaired (i)	337,337,152	326,363,904
Past due but not impaired (ii)	12,612,906	11,656,848
Impaired (iii)	42,133,815	32,302,916
Total loans and advances to customers	392,083,873	370,323,668
Impairment of loans and advances	(24,780,839)	(25,455,204)
Net amount	367,303,034	344,868,464

The portfolio of loans and advances to customers grew by 5.9% from 2016 to December 2015.

Bradesco F-47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31,
	2016	2015
Low risk	325,170,838	318,889,943
Medium risk	10,269,218	6,338,308
High risk	1,897,096	1,135,653
Total	337,337,152	326,363,904

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 337,337,152 thousand in 2016.

Of the total transactions, 96.4% were classified as low risk.

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

The loans and advances to customers which are not individually material, which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, it is not necessary to record an individual impairment loss and, accordingly, the asset is then subject to a collective loss analysis.

	R$ thousand
	December 31,
	2016	2015
Past due up to 60 days	9,737,697	9,286,212
Past due between 61 and 90 days	2,608,305	2,241,006
Past due for more than 90 days	266,904	129,630
Total	12,612,906	11,656,848

The above table shows loans and advances, which despite being past due, do not provide indications of possible impairment. This amount represented 3.2% of the portfolio in 2016 (2015 – 3.1%).

  F-48     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31,
	2016	2015
Portfolio not yet due	17,567,703	14,185,533
Past due up to 60 days	4,067,322	2,199,703
Past due between 61 and 90 days	1,284,035	1,097,900
Past due for more than 90 days	19,214,755	14,819,780
Total	42,133,815	32,302,916

Loans and advances to customers impaired reached R$ 42,133,815 thousand and accounted for 10.7 % of the total portfolio in 2016 (2015 - 8.7%).

By type of loan category

The following table presents the loans and advances impaired by category:

	R$ thousand
	December 31,
	2016	2015
Working capital	5,940,498	6,846,091
Credit card	5,962,131	5,128,607
Personal credit	4,951,949	3,617,781
Vehicles – CDC (Direct consumer credit)	1,651,852	1,631,255
Housing loans	2,553,802	1,081,833
Financing and export	2,456,658	1,043,922
Rural loans	946,282	805,392
Onlending BNDES/Finame	1,052,671	771,581
Overdraft for individuals	882,992	651,011
Overdraft for corporates	406,296	281,176
Acquisition of assets	459,574	38,288
Others	14,869,110	10,406,039
Total	42,133,815	32,302,916

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

Bradesco F-49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2016	2015
Renegotiated loans and advances at the beginning of the year	12,728,723	10,775,621
Additional renegotiated amounts, including interest	18,777,814	13,128,228
Payments received	(8,997,802)	(7,256,464)
Write-offs	(5,007,312)	(3,918,662)
Renegotiated loans and advances at the end of the year	17,501,423	12,728,723
Impairment of loans and advances	(10,346,397)	(7,547,690)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	7,155,026	5,181,033

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	59.1%	59.3%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.5%	3.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.9%	1.5%

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

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2015	2014
Largest borrower	2.3%	2.8%
Ten largest borrowers	8.5%	9.2%
Twenty largest borrowers	12.6%	13.3%
Fifty largest borrowers	18.5%	19.5%
Hundred largest borrowers	23.0%	23.8%

All ranges presented increase in concentration in 2016 compared to 2015.

  F-50     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	December 31
	2016		2015
	R$ thousand	%	R$ thousand	%
Public sector	8,813,581	2.2	10,250,375	2.8
Federal	8,813,581	2.2	10,241,594	2.8
State	-	-	8,781	-
Private sector	383,270,292	97.8	360,073,293	97.2
Individuals	170,925,871	43.6	147,859,789	39.9
Industry	68,192,198	17.4	65,158,837	17.6
Commerce	42,791,601	10.9	41,267,638	11.1
Services	97,136,221	24.8	102,629,056	27.7
Agribusiness	4,224,401	1.1	3,157,973	0.9
Total portfolio	392,083,873	100.0	370,323,668	100.0
Impairment of loans and advances	(24,780,839)	-	(25,455,204)	-
Total of net loans and advances to customers	367,303,034	-	344,868,464	-

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

Bradesco F-51

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

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are normally written off when they are overdue for 180 to 360 days. Credit operations with remaining maturities of at least 36 months are normally written off when they are overdue for 360 to 540 days.

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

On December 31, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$ 114,069 thousand (R$ 136,668 thousand in 2015) and “bonds of the Brazilian public debt” in the amount of R$ 668,115 thousand and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$ (16,296) thousand, amounting to a total net credit risk value

  F-52     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

of negative R$ 765,888 thousand (R$ 136,668 thousand in 2015), with an effect on the calculation of required shareholders’ equity of negative R$ 11,977 thousand (R$ 15,033 thousand in 2015). The contracts related to credit derivatives transactions described above are due in 2021. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ (1,067) thousand (R$ 42 thousand in 2015). There were no credit events, as defined in the agreements, during the period.

Offsetting of financial assets and liabilities

According to IFRS 7, the Bradesco must also present the amounts related to financial instruments subject to master netting agreements or similar agreements, which do not meet some or all of offsetting criteria from IAS 32. Similar agreements include the Global Derivative Agreements (CGD/ISDA) and the Global Master Repurchase Agreements (GMRA).

Part of the derivative financial instruments transacted by the Bradesco in environments that are not stock exchange, are executed through contracts CGD and ISDA (International Swaps and Derivatives  agreement), in Brazil and abroad.

The table below shows the offsetting of financial assets and liabilities:

	R$ thousand
	2016
	Gross amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	84,728,590	6,450	84,722,140
Derivatives	16,755,442	1,598,281	15,157,161

	R$ thousand
	2016
	Gross amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	241,978,931	6,450	241,972,481
Derivatives	13,435,678	1,598,281	11,837,397

	R$ thousand
	2015
	Gross amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	111,024,912	3,782	111,021,130
Derivatives	18,870,917	301,725	18,569,192

Bradesco F-53

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

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution no 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization uses its internal market risk models to calculate regulatory capital requirements since January 2013. This process, approved by the Board of Directors, is also revised at least once a year by the Committees and the Board itself.

  F-54     IFRS – International Financial Reporting Standards – 2016

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

The Banking Portfolio is monitored with the following limits:

•       Interest rate risk limit.

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

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

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). The Delta-Normal VaR has as main limitation the adoption of the premise that financial returns are normally distributed. To mitigate the above limitations, the organization also adopts the historical VaR approach to the portfolio, adopting the most conservative model. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

Bradesco F-55

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

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

To measure the Banking Portfolio interest rate risk, the premise of prepayment of loan is not used. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. Thus, after all the deductions from demand and savings deposits, for example, the requirements reserve held at Brazilian Central Bank, the remaining balance (free funds) is considered in accordance with the maturity flows of fixed-rate lending operations.

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

  F-56     IFRS – International Financial Reporting Standards – 2016

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

In December 2014, the Brazilian National Monetary Council (CMN) published Resolution 4,389/14, which amended Resolution 4,277/13. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments to market value and the guidelines to apply prudential adjustments to these instruments. In accordance with the above mentioned procedures, the Organization is already aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Independent Risk Model Validation

The Organization uses models to manage and measure risks and capital, which are developed based on specialist knowledge or on statistical, economic, financial or mathematical theories, which support and facilitate the structuring of critical issues and enable standardization and fast decision-making.  To identify, mitigate and control the risks of the models, represented by potential adverse consequences arising from decisions based on wrong or obsolete models, with the process of independent validation, whose main purpose is to verify if the models work in accordance with their established goals, as well as to verify if their results are suitable for the uses for which they are intended. This validation covers the aspects concerning the adequacy of processes, governance, construction of models and their assumptions, with the results being reported to the managers, the Internal Audit, the Committees of Internal Controls and Compliance and Integrated Risk Management and Capital Allocation.

Therefore, the activities carried out enable the continuous improvement of the scope of validations, which are specific to each model type and classified into five dimensions combining the qualitative and quantitative aspects.

Qualitative

•         Scope of the model: scope of application of the model, which includes its goal, the type of risk addressed, companies exposed to this type of risk, portfolios, products, segments, channels, among others;

•         Application of the Model: includes the definition, reasonability in the use of the model's factors, the flow and the timeliness of the information for the decision-making process;

•         Technological Environment and Data Consistency: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also includes data consistency, taking into consideration the functionalities of version and access controls, backup, traceability, changes in parameters, data quality, system contingency and automated controls.

Quantitative

•         Measurement System: challenge to the risk measurement procedures, both base and stress, including the definition, implementation and internal validation of the method, which

Bradesco F-57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

       consists of methodology, assumptions, parameters, calculation routine, input data and results;

•         Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for executing the independent validation process, that includes the analysis and the assessment of models, belongs to the Independent Model Validation Area (AVIM), which uses structures that are already implemented and settled in the Organization to avoid overlapping tasks.

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

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

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

  F-58     IFRS – International Financial Reporting Standards – 2016

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

Fair value Hedge accounting

On December 31, 2015, Bradesco constituted a hedge to protect from the market risk, using futures contracts, which generated R$ 1,406,154 thousand, for protection against the effects of the exchange rate variation of the firm commitment concerning the purchase and sale of shares agreement (Note 2 (a)), which produced an adjustment to the market value of (R$ 1,761,964 thousand). The effect of these operations, recorded in the caption derivative financial instruments, was an expense of R$ 355,810 thousand. In July 01, 2016, the hedge was settled.

Standardized and “Continuous Use” Derivatives

Organization’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section we present the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair value)

	R$ thousand
	December 31
Risk Factors	2016		2015
	Assets	Liabilities	Assets	Liabilities
Fixed rate	33,026,609	13,806,553	48,582,147	3,260,337
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	330,819	404,612	3,385,148	3,225,568
Forex Coupon	997,507	878,284	1,577,228	1,429,773
Foreign Currency	1,005,349	1,024,526	12,304,611	12,257,907
Sovereign / Eurobonds and Treasuries	2,301,628	906,361	10,907,639	6,095,598
Other	218,421	-	320,877	3,264
Total	37,880,333	17,020,336	77,077,650	26,272,447

Bradesco F-59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model –Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects in end of 2016 was R$ 22,748 thousand, with the prefixed risk as the largest participation of the portfolio.

Risk Factors	R$ thousand
	December 31
	2016	2015
Fixed rate	20,704	16,514
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	416	524
Forex Coupon	64	1,117
Foreign Currency	224	937
Sovereign/Eurobonds and Treasuries	3,230	6,468
Others	2	30
Correlation / Diversification Effect	(1,892)	(7,574)
VaR at the end of the year	22,748	18,016

Average VaR in the year	19,910	21,450
Minimum VaR in the year	9,408	4,878
Maximum VaR in the year	36,726	64,538

 Note: 1-day VaR and net of tax effects.

VaR Internal Model – Regulatory Portfolio

The capital is calculated based on the Regulatory Portfolio, which comprises the Trading Portfolio and the Foreign Exchange Exposure and the Commodities Exposure of the Banking Portfolio, through the use of the normal delta VaR model. In addition, the historical simulation and the Delta–Gama–Vega models are applied to measure all risk factors to an options portfolio, whichever is the most conservative. In this model, risk value is extrapolated to the regulatory horizon(1) (at least ten days) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

	R$ mil
	December 31
Risk Factors	2016		2015
	VaR	Stressed	VaR	Stressed
Interest rate	70,231	149,043	55,695	110,807
Exchange rate	12,966	27,713	48,914	70,643
Commodity price (Commodities)	12	29	3,099	7,209
Correlation / Diversification Effect	(1,872)	(8,296)	(17,398)	(10,732)
VaR at the end of the year	81,337	168,489	90,310	177,927

Average VaR in the year	70,249	179,169	100,250	179,591
Minimum VaR in the year	38,810	83,230	26,434	72,814
Maximum VaR in the year	131,105	247,814	312,386	378,198

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Brazilian Central Bank Circular Letters nos 3,646/13 and 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and the multiplier.

(1) The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Brazilian Central Bank, is adopted.

  F-60     IFRS – International Financial Reporting Standards – 2016

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

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR three and two times, with a confidence level of 99%.

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$ 198,274 thousand in 2016 (2015 – R$ 190,301 thousand), and the maximum estimated loss in the year of 2016 would be R$ 371,395 thousand (2015 – R$ 397,795 thousand).

	R$ thousand
	December 31
	2016	2015
At the end of the year	338,004	184,312
Average in the year	198,274	190,301
Minimum in the year	87,152	54,060
Maximum in the year	371,395	397,795

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

(2)Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

Bradesco F-61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Scenario 1:  Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 3.28 was used, while for a 1-year fixed interest rate of 11.54%, a 11.55 % scenario was applied;

Scenario 2:  25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 4.06 was used, while for a 1-year fixed interest rate of 11.54%, a 14.42% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.25 a scenario of R$ 4.87 was used, while for a 1-year fixed interest rate of 11.54%, a 17.30% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions hange continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

  F-62     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		December 31, 2016			December 31, 2015
		Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,074)	(293,350)	(568,367)	(867)	(321,946)	(627,934)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(26)	(3,723)	(7,174)	(53)	(8,834)	(16,217)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(2)	(224)	(437)	(30)	(1,312)	(2,592)
Foreign Currency	Exposures subject to the FX variation	(106)	(2,649)	(5,297)	(276)	(6,898)	(13,796)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,464)	(11,649)	(24,751)	(530)	(7,281)	(14,747)
Others	Exposures that do not match the previous definitions	-	(19)	(39)	-	(2)	(3)
Total without correlation		(2,672)	(311,614)	(606,065)	(1,756)	(346,273)	(675,289)
Total with correlation		(2,058)	(295,900)	(574,058)	(1,357)	(333,171)	(649,489)

(1)      Values net of taxes.

Bradesco F-63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolio.

Sensitivity Analysis – Trading and Banking Portfolio

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2016			December 31, 2015
			Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(8,994)	(2,466,388)	(4,786,687)	(5,027)	(1,920,630)	(3,739,629)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(9,255)	(1,224,208)	(2,264,187)	(7,930)	(1,395,457)	(2,613,957)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(455)	(49,446)	(93,726)	(581)	(81,873)	(150,673)
Foreign Currency	Exposures subject to the FX variation	(867)	(21,663)	(43,327)	(5,054)	(132,492)	(264,983)
Equities	Exposures subject to the variation of share prices	(14,817)	(370,420)	(740,841)	(12,054)	(301,354)	(602,707)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,786)	(15,940)	(32,801)	(1,260)	(51,310)	(101,025)
Others	Exposures that do not match the previous definitions	(1)	(28)	(55)	(454)	(11,353)	(22,706)
Total without correlation		(36,175)	(4,148,093)	(7,961,624)	(32,360)	(3,894,469)	(7,495,680)
Total with correlation		(26,893)	(3,691,157)	(7,090,253)	(17,879)	(3,218,376)	(6,181,241)

(1)    Values net of taxes.

  F-64     IFRS – International Financial Reporting Standards – 2016

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

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

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

Liquidity risk is monitored daily by the business and control areas and at the meetings of the Treasury Asset and Liability Management Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

In addition to the controlling and monitoring internal methodology, in October 2015 the Organization began to measure and report to BCB the Short-Term Liquidity indicator (LCR), as provided by National Monetary Council Resolution 4,401/15 of BCB Circular Letter 3,749/15.

LCR - Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow,

Bradesco F-65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

calculated based on a generic stress scenario. The formula below shows the main components of the indicator:

In accordance with the LCR implantation schedule, the level of the ratio between high quality liquid assets and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Regulator to capture idiosyncratic and market shocks, considering the period of thirty days. The items below show some of the shocks included in the methodology:

• the partial loss of retail and uncollateralized wholesale funding, as well as short-term funding capacity;

• the additional outflow of funds, contractually foreseen, due to the downgrading of the institution’s credit rating by up to three levels, including eventual additional collateral requirements;

• an increase in the volatility of factors that impact collateral quality or the potential future exposure of derivative positions, resulting in the application of larger collateral discounts or a call for additional collateral or in other liquidity requirements;

• withdrawals of higher than expected amounts from credit/liquidity lines granted; and

• the potential need to repurchase debt or honor non-contractual obligations in order to mitigate reputational risk.

High Quality Liquid Assets (HQLA)

HQLA are assets that maintain their market liquidity in periods of stress and that meet the minimum requirements established by the Brazilian Central Bank, such as, among others, being free of any legal impediment or restriction; suffering little or no loss in market value when converted into cash; having a low credit risk; easy and accurate pricing; and being traded in an active and important market, with little difference between the purchase and sale price, high traded volume and a large number of participants. These assets are subject to weighting factors which may reduce their value, for example in accordance with the risk rating of their issuer or the historic variation in their market price, among other requirements.

Cash Outflows and Inflows

Cash outflows are the result of a reduction in deposits and funding; the maturity of securities issued; scheduled contractual obligations for the next 30 days; margin adjustments and calls in derivative operations; the utilization/withdrawal of credit and liquidity lines granted by the Bank; and contingent cash outflows.

Cash inflows for the next thirty days correspond to the expected receipt of loans and financings; deposits; securities; and margin adjustments and easing in derivative operations.

  F-66     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate (1):

R$ thousand
Informatio on the Liquidity Coverage Ratio (LCR)
		December 31,
		2016
		Average Amount (2)	Weighted Average Amount (3)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)	-	146,652,484
Number of Line	Cash Outlows
2	Ratail funding:	227,352,567	16,702,571
3	Stable funding	140,847,861	4,225,436
4	Less stable funding	86,504,706	12,477,135
5	Non-collateralized wholesale funding:	102,652,196	49,853,686
6	Operating deposits (all counterparties) and affiliated cooperative deposits	6,226,398	192,711
7	Non-operating deposits (all counterparties)	95,809,211	49,044,388
8	Other non-collateralized wholesale funding	616,587	616,587
9	Collateralized wholesale funding	-	5,508,725
10	Additional requirements:	99,952,624	15,328,909
11	Related to exposure to derivatives and other collateral requirements	16,283,688	9,017,294
12	Related to funding losses through the issue of debt instruments	33,682	6,332
13	Related to lines of credit and liquidity	83,635,254	6,305,283
14	Other contractual obligations	29,749,147	29,749,147
15	Other contingent obligations	156,190,246	5,581,011
16	Total cash outflows	-	123,024,048
Number of Line	Cash Inflows
17	Collateralized loans	189,610,077	937,935
18	Outstanding loans whose payments are fully up-to-date	37,529,539	24,090,950
19	Other cash inflows	21,079,562	17,347,511
20	Total cash inflows	248,219,178	42,376,396
			Total Adjusted Amount [4]
21	Total HQLA		146,652,484
22	Total net cash outflow		80,647,652
23	LCR (%)[5]		181.8%

1)     For regulatory compliance purposes, the Prudential Conglomerate includes financial and similar companies;

2)     Total balance of cash inflow/outlow item;

3)     Total balance of cash inflow/outlow item after application of weighting factors;

4)     Total balance of cash inflow/outlow item after application of weighting factors and limits; and

5)      Calculated based on the simple average of the fourth quarter 2016 (3 observations).

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Brazilian Central Bank, mainly by federal government securities. These net assets resulted in R$ 146,652,484 thousand, the average of the year of 2016.

Related to the cash outflows, based on the regulatory stress scenario (item 16), about 54.0% are redemptions and non-renewals retail and wholesale funding without collateral (unsecured), as shown in item 2 and 5 of the table

Another relevant group refers to the item "Other contractual obligations" (item 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Bradesco F-67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Regarding cash inflows, corresponding to R$ 42,376,396 thousand in the middle of the year, the proceeds of loans (partial renewal) stand out, the inflows of Trade Finance operations, cash and redemptions of securities in addition to the inflow of transfer and credit card operations.

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

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the lower the volume available resources concerning the minimum reserve of liquidity for stressful situations, the higher the number and echelon of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	166,104,038	18,369,626	67,893,343	57,316,125	6,602,647	316,285,779
Deposits from customers	137,186,325	9,655,017	16,460,997	87,377,222	103,507	250,783,068
Funds from securities issued	10,239,074	11,971,886	78,896,618	91,190,406	1,850,999	194,148,983
Subordinated debt	439,974	2,268,618	11,958,373	24,756,298	32,110,903	71,534,166
Other financial liabilities (1)	41,547,649	9,025,726	2,516,140	3,837,647	4,663,580	61,590,742
Total liabilities	355,517,060	51,290,873	177,725,471	264,477,698	45,331,636	894,342,738

  F-68     IFRS – International Financial Reporting Standards – 2016

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

Bradesco F-69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	1,426,666	183,769	546,569	8,695,486	169,285	11,021,775
Non-deliverable forwards	1,772,919	264,887	542,923	158,670	547	2,739,946
• Purchased	212,953	256,669	534,800	150,289	547	1,155,258
• Sold	1,559,966	8,218	8,123	8,381	-	1,584,688
Premiums of options	150,945	28,342	40,154	43,217	-	262,658
Adjustment payables - future	19,164	-	-	-	-	19,164
Total of derivative liabilities	3,369,694	476,998	1,129,646	8,897,373	169,832	14,043,543

	R$ thousand
	December 31, 2015
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	6,095,945	590,439	1,212,280	7,920,786	456,162	16,275,612
Non-deliverable forwards	2,737,511	195,041	378,029	36,575	-	3,347,156
• Purchased	18,744	14,313	13,738	708	-	47,503
• Sold	2,718,767	180,728	364,291	35,867	-	3,299,653
Premiums of options	11,614	31,967	55,803	21,551	-	120,935
Adjustment payables - future	20,614	-	-	-	-	20,614
Total of derivative liabilities	8,865,684	817,447	1,646,112	7,978,912	456,162	19,764,317

  F-70     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2016
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	72,554,651	-	-	-	-	-	72,554,651
Financial assets held for trading	18,475,080	6,768,610	9,759,221	134,589,655	35,837,056	7,710,224	213,139,846
Financial assets available for sale	5,629,209	2,127,660	4,149,003	60,251,675	31,143,446	9,817,561	113,118,554
Investments held to maturity	-	-	-	12,932,440	30,069,588	-	43,002,028
Financial assets pledged as collateral	83,646,950	3,394,834	1,904,827	48,753,065	17,586,901	-	155,286,577
Loans and advances to banks	88,759,292	2,545,217	2,120,712	1,398,574	14,341	-	94,838,136
Loans and advances to customers	58,151,213	87,409,338	54,879,049	125,744,273	41,119,161	-	367,303,034
Other financial assets (1)	25,657,932	633,472	287,442	10,384,379	2,207,966	-	39,171,191
Total financial assets	352,874,327	102,879,131	73,100,254	394,054,061	157,978,459	17,527,785	1,098,414,017

Liabilities
Deposits from banks	162,977,360	63,417,792	19,850,717	50,045,413	5,371,400	-	301,662,682
Deposits from customers (2)	137,252,829	15,331,311	9,457,530	70,641,804	64,455	-	232,747,929
Financial liabilities held for trading	12,428,599	534,525	279,662	192,649	243	-	13,435,678
Funds from securities issued	7,295,059	45,280,096	40,140,968	57,237,747	1,148,068	-	151,101,938
Subordinated debt	426,665	3,904,856	7,068,023	21,554,158	19,657,362	-	52,611,064
Insurance technical provisions and pension plans (2)	182,739,608	3,342,339	1,306,760	28,451,293	-	-	215,840,000
Other financial liabilities (3)	41,547,649	9,025,726	2,516,140	3,837,647	4,663,580	-	61,590,742
Total financial liabilities	544,667,769	140,836,645	80,619,800	231,960,711	30,905,108	-	1,028,990,033

Bradesco F-71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2015
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	72,091,764	-	-	-	-	-	72,091,764
Financial assets held for trading	3,612,532	44,910,148	65,668,238	17,239,116	5,845,695	22,347,720	159,623,449
Financial assets available for sale	15,492,144	14,989,348	14,699,465	37,119,401	26,071,346	9,323,746	117,695,450
Investments held to maturity	1,614	310	1,080	4,692,585	35,307,971	-	40,003,560
Financial assets pledged as collateral	117,735,013	4,664,281	535,117	7,948,870	13,606,640	-	144,489,921
Loans and advances to banks	25,966,200	5,125,023	2,631,802	1,893,758	3,627	-	35,620,410
Loans and advances to customers	48,849,077	81,615,491	49,906,092	128,028,009	36,469,795	-	344,868,464
Other financial assets (1)	21,155,622	359,485	377,601	9,690,087	1,246,693	-	32,829,488
Total financial assets	304,903,966	151,664,086	133,819,395	206,611,826	118,551,767	31,671,466	947,222,506

Liabilities
Deposits from banks	149,715,213	65,563,266	20,681,344	51,391,187	6,552,381	-	293,903,391
Deposits from customers (2)	130,851,646	11,850,391	9,485,648	42,322,415	-	-	194,510,100
Financial liabilities held for trading	18,666,928	381,846	198,067	98,888	-	-	19,345,729
Funds from securities issued	4,620,768	20,161,644	28,486,433	55,534,303	1,046,899	-	109,850,047
Subordinated debt	275,151	3,078	189,632	26,809,456	23,005,619	-	50,282,936
Insurance technical provisions and pension plans (2)	141,710,109	2,787,753	940,009	25,503,069	-	-	170,940,940
Other financial liabilities (3)	33,004,342	6,707,561	2,195,518	3,669,150	4,593,310	-	50,169,881
Total financial liabilities	478,844,157	107,455,539	62,176,651	205,328,468	35,198,209	-	889,003,024

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

  F-72     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2016
	Current	Non-current	Total
Assets
Total financial assets	528,853,712	569,560,305	1,098,414,017
Non-current assets held for sale	1,578,966	-	1,578,966
Investments in associated companies	-	7,002,778	7,002,778
Property and equipment	-	8,397,116	8,397,116
Intangible assets and goodwill	-	15,797,526	15,797,526
Taxes to be offset	3,114,609	4,608,602	7,723,211
Deferred income tax assets	-	45,116,863	45,116,863
Other assets	5,278,675	2,720,504	7,999,179
Total non-financial assets	9,972,250	83,643,389	93,615,639
Total assets	538,825,962	653,203,694	1,192,029,656

Liabilities
Total financial liabilities	766,124,214	262,865,819	1,028,990,033
Other provisions	4,293,374	13,999,035	18,292,409
Current income tax liabilities	2,130,286	-	2,130,286
Deferred income tax liabilities	36,943	1,726,005	1,762,948
Other liabilities	34,917,264	457,509	35,374,773
Total non-financial liabilities	41,377,867	16,182,549	57,560,416
Total equity	-	105,479,207	105,479,207
Total liabilities and equity	807,502,081	384,527,575	1,192,029,656

	R$ thousand
	December 31, 2015
	Current	Non-current	Total
Assets
Total financial assets	477,347,690	469,874,816	947,222,506
Non-current assets held for sale	1,247,106	-	1,247,106
Investments in associated companies	-	5,815,325	5,815,325
Property and equipment	-	5,504,435	5,504,435
Intangible assets and goodwill	-	7,409,635	7,409,635
Taxes to be offset	2,497,111	4,320,316	6,817,427
Deferred income tax assets	-	45,397,879	45,397,879
Other assets	4,896,521	2,392,688	7,289,209
Total non-financial assets	8,640,738	70,840,278	79,481,016
Total assets	485,988,428	540,715,094	1,026,703,522

Liabilities
Total financial liabilities	648,476,347	240,526,677	889,003,024
Other provisions	1,199,443	14,164,874	15,364,317
Current income tax liabilities	2,781,104	-	2,781,104
Deferred income tax liabilities	-	772,138	772,138
Other liabilities	27,197,846	670,331	27,868,177
Total non-financial liabilities	31,178,393	15,607,343	46,785,736
Total equity	-	90,914,762	90,914,762
Total liabilities and equity	679,654,740	347,048,782	1,026,703,522

Bradesco F-73

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

  F-74     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2016
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	157,346,640	3,756,680	79	161,103,399
Corporate debt and marketable equity securities	3,740,235	6,356,302	287,145	10,383,682
Bank debt securities	470,676	18,129,451	-	18,600,127
Mutual funds	4,295,403	8,378	-	4,303,781
Foreign governments securities	635,390	-	-	635,390
Brazilian sovereign bonds	1,358,025	-	-	1,358,025
Financial assets held for trading	167,846,369	28,250,811	287,224	196,384,404
Derivative financial instruments (assets)	26,632	16,728,802	8	16,755,442
Derivative financial instruments (liabilities)	-	(13,427,053)	(8,625)	(13,435,678)
Derivatives	26,632	3,301,749	(8,617)	3,319,764
Brazilian government securities	59,149,326	-	48,702	59,198,028
Corporate debt securities	2,470,652	38,431,230	1,240,826	42,142,708
Bank debt securities	1,063,157	495,886	-	1,559,043
Brazilian sovereign bonds	401,214	-	-	401,214
Marketable equity securities and other stocks	3,387,158	2,706,578	3,723,825	9,817,561
Financial assets available for sale	66,471,507	41,633,694	5,013,353	113,118,554
Brazilian government securities	61,812,995	-	-	61,812,995
Corporate debt securities	3,899,878	-	-	3,899,878
Bank debt securities	4,742,273	-	-	4,742,273
Brazilian sovereign bonds	102,841	-	-	102,841
Financial assets pledged as collateral	70,557,987	-	-	70,557,987
Total	304,902,495	73,186,254	5,291,960	383,380,709

R$ thousand

	December 31, 2015
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	91,024,831	2,808,135	150	93,833,116
Corporate debt and marketable equity securities	2,726	7,462,571	209,060	7,674,357
Bank debt securities	602,526	14,720,225	-	15,322,751
Mutual funds	21,711,385	-	-	21,711,385
Foreign governments securities	784,507	-	-	784,507
Brazilian sovereign bonds	1,426,416	-	-	1,426,416
Financial assets held for trading	115,552,391	24,990,931	209,210	140,752,532
Derivative financial instruments (assets)	77,357	18,793,525	35	18,870,917
Derivative financial instruments (liabilities)	-	(19,325,312)	(20,417)	(19,345,729)
Derivatives	77,357	(531,787)	(20,382)	(474,812)
Brazilian government securities	66,150,482	-	65,370	66,215,852
Corporate debt securities	4,460,456	29,657,956	1,643,401	35,761,813
Bank debt securities	3,449,165	1,193,879	-	4,643,044
Brazilian sovereign bonds	4,791	-	-	4,791
Foreign governments securities	1,746,204	-	-	1,746,204
Marketable equity securities and other stocks	2,293,172	2,654,155	4,376,419	9,323,746
Financial assets available for sale	78,104,270	33,505,990	6,085,190	117,695,450
Brazilian government securities	29,158,113	-	-	29,158,113
Corporate debt securities	2,488,929	-	-	2,488,929
Bank debt securities	1,817,967	-	-	1,817,967
Financial assets pledged as collateral	33,465,009	-	-	33,465,009
Total	227,199,027	57,965,134	6,274,018	291,438,179

Bradesco F-75

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

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2016 and 2015:

	R$ thousand
	Financial assets held for trading	Financial assets available for sale	Derivatives	Total
Balance on December 31, 2014	8,075,941	40,903,977	-	48,979,918
Included in the statement of income and other comprehensive income	451,287	2,494,337	-	2,945,624
Acquisitions	1,101,585	7,469,980	(20,382)	8,551,183
Sale	(2,387,864)	(5,340,777)	-	(7,728,641)
Transfer levels	(7,031,739)	(27,023,324)	-	(34,055,063)
Transfer to investments held to maturity	-	(12,419,003)	-	(12,419,003)
Balance on December 31, 2015	209,210	6,085,190	(20,382)	6,274,018
Included in the statement of income and other comprehensive income	13,155	(1,174,225)	-	(1,161,070)
Acquisitions	3,833	2,178,445	11,793	2,194,071
Sale	(7,633)	(445,173)	(28)	(452,834)
Transfer with categories	274,001	(274,001)	-	-
Transfer levels	(205,341)	(1,356,884)	-	(1,562,225)
Balance on December 31, 2016	287,224	5,013,353	(8,617)	5,291,960

In 2016, there was a transfer of securities from Level 3 to other levels of classification, mainly for  level 2 in the amount R$ 1,562,225 thousand (2015 - R$ 34,055,063 thousand). The transfer refers, basically, to Corporate debt securities, which were based on the fair value obtained from

  F-76     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

internal pricing models, mainly customer internal rating, began to be calculated based on observable market data (Anbima’s credit curve). In 2015, R$ 12,419,003 thousand were reclassified Certificates of real estate receivables from category “Financial assets available for sale” to the category “Investments held to maturity”, due to the change of intention of the Management.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2016, 2015 and 2014:

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total
Interest and similar income	16,518	207,164	-	223,682
Net trading gains/(losses) realized and unrealized	(3,363)	(1,381,389)	-	(1,384,752)
Total	13,155	(1,174,225)	-	(1,161,070)

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total
Interest and similar income	440,791	1,399,443	-	1,840,234
Net trading gains/(losses) realized and unrealized	10,496	1,094,894	-	1,105,390
Total	451,287	2,494,337	-	2,945,624

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total
Interest and similar income	1,169,354	3,719,015	244,964	5,133,333
Net trading gains/(losses) realized and unrealized	13,365	(541,231)	81,980	(445,886)
Total	1,182,719	3,177,784	326,944	4,687,447

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2016, 2015 and 2014:

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(3,363)	-	(3,363)
Total	(3,363)	-	(3,363)

Bradesco F-77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	9,420	-	9,420
Total	9,420	-	9,420

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(32,104)	79,710	47,606
Total	(32,104)	79,710	47,606

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	December 31, 2016
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(1)	(271)	(476)	(26)	(6,205)	(11,088)
Price indices	-	-	-	(8)	(1,047)	(1,953)
Equities	-	-	-	(19,481)	(487,018)	(974,037)

(1)Values net of taxes.

	R$ thousand
	December 31, 2015
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	-	(1)	(3)	(16)	(4,228)	(7,399)
Price indices	(69)	(10,986)	(20,489)	(350)	(58,074)	(107,165)
Equities	-	-	-	(24,141)	(603,532)	(1,207,063)

(1)    Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 3.28 was used, while for a 1-year fixed interest rate of 11.54%, a 11.55% scenario was applied;

Scenario 2:  25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 4.06 was used, while for a 1-year fixed interest rate of 11.54%, a 14.42% scenario was applied. The scenarios for other risk factors also had 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.25 a scenario of R$ 4.87 was used, while for a 1-year fixed interest rate of 11.54%, a 17.30% scenario was applied; The scenarios for other risk factors also had 50% stresses in the respective curves or prices.

  F-78     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2016
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
1. Securities purchased under agreements to resell	-	84,728,590	-	84,728,590	84,728,590
Held to maturity	32,875,426	11,379,323	-	44,254,749	43,002,028
Loans and receivables
2. Banks (1)	-	94,838,136	-	94,838,136	94,838,136
Customers (1)	-	-	362,156,027	362,156,027	367,303,034

Financial liabilities
Deposits from banks	-	-	301,497,406	301,497,406	301,662,682
Deposits from customers	-	-	232,224,796	232,224,796	232,747,929
Funds from securities issued	-	-	151,622,981	151,622,981	151,101,938
Subordinated debt	-	-	53,436,792	53,436,792	52,611,064

R$ thousand

	December 31, 2015
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
• Securities purchased under agreements to resell	-	111,024,912	-	111,024,912	111,024,912
Held to maturity	27,387,974	-	11,226,056	38,614,030	40,003,560
Loans and receivables
• Banks (1)	-	35,620,410	-	35,620,410	35,620,410
• Customers (1)	-	-	340,574,061	340,574,061	344,868,464

Financial liabilities
Deposits from banks	-	-	293,242,911	293,242,911	293,903,391
Deposits from customers	-	-	193,919,119	193,919,119	194,510,100
Funds from securities issued	-	-	110,005,449	110,005,449	109,850,047
Subordinated debt	-	-	49,752,718	49,752,718	50,282,936

                  (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Bradesco F-79

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

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2(f). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

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

  F-80     IFRS – International Financial Reporting Standards – 2016

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

According to the Central Bank, financial institutions are required to permanently maintain capital and additional Common Equity Tier I compatible with the risks from their activities, represented by Risk-Weighted Asset (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk installments.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

Bradesco F-81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (PR)

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate (1):

Calculation basis – Capital Adequacy Ratio (1)	R$ thousand
	Basel III
	December 31
	2016	2015
	Prudential
Tier I capital	78,762,886	77,506,951
Common Equity tier I	73,747,016	77,506,951
Shareholders’ equity	100,442,413	88,906,644
Minority / Other	60,615	-
Prudential adjustments (1)(2)	26,756,012	(11,399,693)
Additional Capital (3)	5,015,870	-
Tier II capital	22,363,950	25,318,399
Subordinated debt	22,363,950	25,318,399
Capital (a)	101,126,836	102,825,350

- Credit risk	589,977,243	556,440,558
- Market risk	15,767,767	18,670,132
- Operational risk	50,443,507	37,106,557
Risk-weighted assets – RWA (b)	656,188,517	612,217,247
Banking Book's Interest Rate Risk	4,142,339	3,701,899
Margin (Capital Buffer) (4)	28,084,702	35,481,453
Capital adequacy ratio (a / b)	15.4%	16.8%
Tier I capital	12.0%	12.7%
- Common equity	11.2%	12.7%
- Additional Capital	0.8%	-
Tier II capital	3.4%	4.1%

(1)  As per January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of National Monetary Council Resolution no 4,192/13;

(2)  In 2016, it includes the effects of goodwill generated in the acquisition of HSBC Brasil;

(3)  In November 2016, Brazilian Central Bank authorized the use of Subordinated Letters of Credit to compose the Additional Capital – Tier I; and

(4)  Real Margin = Lower (PR - PRE - Rban; PR Level I - PRE Level I - Rban; PR Main - PRE Main - Rban) - Conservation Capital.

  F-82     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate, regulatory approach:

RWA	R$ thousand
	December 31
	2016	2015
	Prudential
Credit risk	589,977,243	556,440,558
Risk Weight of 0%	-	-
Risk Weight of 2%	271,970	328,283
Risk Weight of 20%	10,725,736	4,518,512
Risk Weight of 35%	9,114,590	6,008,247
Risk Weight of 50%	32,434,787	10,078,977
Risk Weight of 75%	117,017,519	119,281,405
Risk Weight of 85%	144,006,730	132,933,131
Risk Weight of 100%	239,369,280	243,218,248
Risk Weight of 250%	27,655,131	29,065,106
Risk Weight of 300%	6,825,567	10,715,057
Risk Weight up to 1,250%	2,555,933	293,592
Market Risk (1)	15,767,767	18,670,132
Fixed-rate in Reais	10,537,134	10,701,612
Foreign Currency Coupon	7,028,051	3,479,394
Price Index Coupon	342,400	355,282
Interest Rate Coupon	13,499	-
Equities	67,392	876
Commodities	32,466	559,358
Exposure to Gold, Foreign Currencies and Exchange	4,194,380	7,850,246
Operational Risk	50,443,507	37,106,557
Corporate Finance	1,380,459	1,058,528
Trading and Sales	2,866,659	3,452,346
Retail	8,349,268	6,627,621
Commercial	20,699,277	14,447,459
Payment and Settlement	10,143,694	7,806,207
Financial Agent Services	3,465,556	2,365,768
Asset Management	3,392,327	1,250,498
Retail Brokerage	146,266	98,130
Total Risk Weighted Assets	656,188,517	612,217,247
Total Capital Requirement	64,798,616	67,343,897
Banking Portfolio's Interest Rate Risk	4,142,339	3,701,899

(1)     To calculate the portion concerning Market Risk, capital requirements will be the greater between of the amount determined using the internal model and 80% of the standard model, according to Brazilian Central Bank Circular Letter 3.646/13.

Bradesco F-83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Sufficiency

The management of capital is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Organization’s capital management aims to ensure, in a permanently way, a capital solid composition to support the development in its activities and ensure appropriate coverage of all risks involved. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

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

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which in this period was 15.4%, of which 12.0% and 11.2% was Tier I and Common Equity Tier I respectively. In terms of margin, the amount totaled R$ 28,084,702 thousand, which would allow for an increase of up to R$ 356,631,140 thousand in loan operations (Retail).

Since January 2015, according to the National Monetary Council’s Resolution nº 4,192/13 which deals with the methodology for calculating the ratios of Common Equity Tier 1, Tier 1 and Total Capital, the regulatory scope became the Prudential Conglomerate. From January 2016 the Prudential adjustments rose from 40% to 60% and the use of subordinated debt eligible for capital issued under the previous rules of the Basel III fell from 70% to 60% of the stock of these debts.

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

Simulation - Basel III

Based on Basel III rules published by Brazilian Central Bank in March and October 2013, which include the definition of capital and the expansion of risk scope and are being gradually implemented up to 2019, below is the simulation based in strategic assumptions for the Prudential Conglomerate, taking into consideration the full compliance with the rules on the reference date of December 2016, i.e., anticipating all the impacts expected throughout the implementation schedule, according to National Monetary Council Resolution nº 4,192/13.

  F-84     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1) Published (Schedule 60%);

(2) Effect of the full impact. Including the reserve of Goodwill / Intangible paid for the purchase of HSBC Brasil, net of amortization and the reallocation of resources, through the payment of dividends by the Insurance Group (Grupo Segurador);

(3) Considers the anticipation of the multiplier of installments of market and operational risks, from 9.875% to 8%, in 2019; and the change of the rule for the consolidation of proportional companies, according to Resolution No. 4517/16 of CMN;

(4)Refers to the minimum required, according to BCB’s Circulars No. 3,768 / 15 and 3,769 / 15. It should be noted that the BCB set at 0% the installment of the requirements of countercyclical capital, which may reach up to 2.5% in 2019, and includes 1% about a portion of systemic importance in 2019; and

(5) Considers the possibility of the Management issuing an additional capital by 2018, with market conditions.

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

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is the calculation of regulatory capital for these businesses and certifies studies on the pricing of new products.

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

Bradesco F-85

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

  F-86     IFRS – International Financial Reporting Standards – 2016

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

Bradesco F-87

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

•       Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies; and

•       The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

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

  F-88     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensibility test for Life Insurance with Survival, Welfare Coverage and Individual Life Insurance was made considering the same bases of the LAT test with variation in the assumptions listed below:

	R$ thousand
	December 31, 2016
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	-5%	+0,002%	+ 5%
Tradicional plans (contributing period)	(135,954)	(30,376)	(32,535)
PGBL and VGBL (contributing period)	(10,266)	(1,304)	(15,788)
All plans(retirement benefit period)	(487)	(104)	-
Total	(146,707)	(31,784)	(48,323)

For damages, life and health insurance, except individual life, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	December 31		December 31
	2016	2015	2016	2015
Auto	(21,205)	(21,917)	(21,205)	(21,917)
RE (Elementary branch)	(10,809)	(8,359)	(9,333)	(6,410)
Life	(28,358)	(21,798)	(28,277)	(21,708)
Health	(89,907)	(80,163)	(89,907)	(80,163)

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

Bradesco F-89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk concentration

Potential exposures to the concentration of risks are monitored by management reports where the results of the contracts sold by regions and type of insurance. The table below shows risk concentration by type of insurance (except health), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2016	2015
Auto	3,924,444	3,920,821
RE (Elementary branch)	1,593,662	1,557,301
Tradicional plans	1,499,401	1,498,935
Life insurance	6,354,034	5,280,448
VGBL	28,377,786	24,689,594
PGBL	2,386,631	2,296,243

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

Reinsurance policy

Credit risk is involved in purchasing reinsurance and insurance companies must be conservative and selective when choosing their partners Reinsurers are registered with SUSEP, and classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the executive board, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding high credit risk.

Practically, the value of premiums transferred in reinsurance is relatively small in relation to total premiums written. However, almost all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

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

      F-90           IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk management includes monitoring exposure to credit risk of individual counterparties through their credit ratings determined by risk rating agencies.

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

4)     Estimates and judgments

The Organization makes estimates and judgments that affect the reported amount of assets and liabilities within the next financial year including the assets and liabilities arising from the acquisition of HSBC Brasil. All estimates and judgments required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the management date.

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

Bradesco F-91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

Impairment of financial assets available for sale

We determine that financial assets available for sale are impaired when there has been a significant or prolonged decline in the fair value below its cost (see Note 2(f)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

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

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) on the allowance. In this assessment an increase in 10% of the PD on December 31, 2016, would have increased the allowance for impairment by R$ 499,214 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expectation of defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses from impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

  F-92     IFRS – International Financial Reporting Standards – 2016

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

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(o). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing. Contingencies classified as Probable Loss are recorded in the Consolidated Statements of Financial Position under "Other Provisions".

Bradesco F-93

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

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial information, in accordance with the specific procedures established by Article 3 of the National Monetary Council Resolution no 2,723/00, and other provisions of the Accounting Plan of Financial Institutions, and non-financial information measured on different bases. Hence, the segment information demonstrated in the table below was prepared in accordance with the specific procedures established by Article 3 of the National Monetary Council Resolution no 2,723/00, and other provisions of the Accounting Plan of Financial Institutions and the total amounts, which correspond to the consolidated financial statements were demonstrated under IFRS, as issued by IASB.

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

  F-94     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2016, 2015 and 2014, is shown below:

	R$ thousand
	Year ended December 31, 2016
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	49,156,109	5,374,229	2,132,651	56,662,989
Net fee and commission income	20,696,785	651,482	(1,007,216)	20,341,051
Net gains/(losses) on financial instruments classified as held for trading	14,918,934	1,250,639	233,197	16,402,770
Net gains/(losses) on financial instruments classified as available for sale	(1,417,647)	805,051	(728,804)	(1,341,400)
Net gains/(losses) on foreign currency transactions	150,757	-	-	150,757
Net income from insurance and pension plans	-	4,155,763	-	4,155,763
Other operating income/(loss)	13,652,044	6,211,453	(495,607)	19,367,890
Impairment of loans and advances	(18,829,460)	-	3,479,182	(15,350,278)
Personnel expenses	(15,733,611)	(1,387,935)	117,763	(17,003,783)
Other administrative expenses	(14,979,689)	(1,331,349)	161,475	(16,149,563)
Depreciation and amortization	(3,786,599)	(365,656)	493,842	(3,658,413)
Other operating income/(expenses)	(14,421,152)	243,631	(173,359)	(14,004,162)
Other operating expense	(67,750,511)	(2,841,309)	4,425,621	(66,166,199)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures	15,754,427	9,395,855	5,055,449	30,205,731
Equity in the earnings (losses) of investments in associates and joint ventures	1,538,058	168,691	(7,024)	1,699,725
Income before income taxes	17,292,485	9,564,546	5,048,425	31,905,456
Income tax and social contribution	(7,995,420)	(3,915,822)	(2,001,488)	(13,912,730)
Net income for the year	9,297,065	5,648,724	3,046,937	17,992,726
Attributable to controlling shareholders	9,293,766	5,550,662	3,049,821	17,894,249
Attributable to non-controlling interest	3,299	98,062	(2,884)	98,477
Total assets	921,916,290	266,642,197	3,471,169	1,192,029,656
Investments in associates and joint ventures	5,512,372	1,416,617	73,789	7,002,778
Total liabilities	821,182,152	266,143,979	(775,682)	1,086,550,449

Bradesco F-95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2015
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	46,934,849	5,973,694	2,727,499	55,636,042
Net fee and commission income	19,195,003	1,497,890	(2,872,223)	17,820,670
Net gains/(losses) on financial instruments classified as held for trading	(7,199,397)	(627,343)	(425,315)	(8,252,055)
Net gains/(losses) on financial instruments classified as available for sale	(370,947)	(353,679)	52,816	(671,810)
Net gains/(losses) on foreign currency transactions	(3,523,095)	-	-	(3,523,095)
Net income from insurance and pension plans	-	5,496,147	1,358	5,497,505
Other operating income/(loss)	(11,093,439)	4,515,125	(371,141)	(6,949,455)
Impairment of loans and advances	(16,479,985)	-	1,758,833	(14,721,152)
Personnel expenses	(13,103,515)	(1,217,211)	262,679	(14,058,047)
Other administrative expenses	(13,076,913)	(1,137,706)	492,649	(13,721,970)
Depreciation and amortization	(2,752,946)	(321,462)	132,405	(2,942,003)
Other operating income/(expenses)	(11,726,387)	(963,525)	(298,641)	(12,988,553)
Other operating expense	(57,139,746)	(3,639,904)	2,347,925	(58,431,725)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures	(2,103,333)	8,346,805	1,832,060	8,075,532
Equity in the earnings (losses) of investments in associates and joint ventures	1,358,047	166,865	3,139	1,528,051
Income before income taxes	(745,286)	8,513,670	1,835,199	9,603,583
Income tax and social contribution	12,621,169	(3,192,918)	(793,929)	8,634,322
Net income for the year	11,875,883	5,320,752	1,041,270	18,237,905
Attributable to controlling shareholders	11,874,609	5,215,765	1,042,532	18,132,906
Attributable to non-controlling interest	1,274	104,987	(1,262)	104,999
Total assets	894,579,942	209,789,872	(77,666,292)	1,026,703,522
Investments in associates and joint ventures	4,479,642	1,255,326	80,357	5,815,325
Total liabilities	804,576,173	188,809,573	(57,596,986)	935,788,760

  F-96     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2014
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	43,034,717	4,556,146	2,454,904	50,045,767
Net fee and commission income	17,570,839	1,557,352	(2,388,935)	16,739,256
Net gains/(losses) on financial instruments classified as held for trading	(1,833,589)	(255,485)	156,071	(1,933,003)
Net gains/(losses) on financial instruments classified as available for sale	(296,545)	(728,720)	33,371	(991,894)
Net gains/(losses) on foreign currency transactions	(1,244,680)	-	-	(1,244,680)
Net income from insurance and pension plans	-	5,410,749	1,096	5,411,845
Other operating income/(loss)	(3,374,814)	4,426,544	190,538	1,242,268
Impairment of loans and advances	(10,432,347)	-	140,961	(10,291,386)
Personnel expenses	(12,460,644)	(1,197,272)	(9,723)	(13,667,639)
Other administrative expenses	(12,578,064)	(1,118,542)	725,085	(12,971,521)
Depreciation and amortization	(2,749,282)	(244,442)	61,037	(2,932,687)
Other operating income/(expenses)	(8,914,747)	(850,149)	(458,187)	(10,223,083)
Other operating expense	(47,135,084)	(3,410,405)	459,173	(50,086,316)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures	10,095,658	7,129,637	715,680	17,940,975
Equity in the earnings (losses) of investments in associates and joint ventures	1,220,810	169,431	(425)	1,389,816
Income before income taxes	11,316,468	7,299,068	715,255	19,330,791
Income tax and social contribution	(771,896)	(2,843,493)	(298,924)	(3,914,313)
Net income for the year	10,544,572	4,455,575	416,331	15,416,478
Attributable to controlling shareholders	10,532,724	4,354,752	427,467	15,314,943
Attributable to non-controlling interest	11,848	100,823	(11,136)	101,535
Total assets	872,867,916	181,949,261	(124,366,161)	930,451,016
Investments in associates and joint ventures	2,735,360	1,176,844	71,576	3,983,780
Total liabilities	790,229,118	161,403,921	(103,473,828)	848,159,211

(1)  Other operation represents less than 1% of total assets/liabilities and the net income for the year. The main adjustments from the information disclosed in segments columns are related to the difference between the IFRS and the Segment Report Information as impairment for loans and advance and effective interest rate.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2016, we have a branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bram US LLC (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2016 and 2015.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

Bradesco F-97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Interest and similar income
Loans and advances to banks	8,689,348	8,349,194	8,709,828
Loans and advances to customers:
- Loan operations	69,530,396	62,472,012	54,584,854
- Leasing transactions	343,626	444,502	555,551
Financial assets:
- For trading	23,576,526	13,982,927	9,357,339
- Available for sale	11,572,618	11,629,493	9,537,105
- Held to maturity	6,514,933	5,253,616	2,870,674
Pledged as collateral	21,739,202	20,270,191	13,953,796
Compulsory deposits with the Central Bank	5,667,516	4,587,412	4,277,351
Other financial interest income	66,210	58,905	46,598
Total	147,700,375	127,048,252	103,893,096

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(127,617)	(74,814)	(86,232)
- Funding in the open market	(26,767,039)	(23,509,785)	(19,161,452)
- Borrowings and onlending	(3,865,411)	(3,092,184)	(1,821,103)
Deposits from customers:
- Savings accounts	(6,712,509)	(6,450,258)	(5,440,263)
- Time deposits	(8,746,203)	(5,942,386)	(6,441,317)
Funds from securities issued	(17,124,502)	(11,570,606)	(6,689,844)
Subordinated debt	(6,298,555)	(4,669,830)	(3,787,060)
Technical insurance and pension plans	(21,395,550)	(16,102,347)	(10,420,058)
Total	(91,037,386)	(71,412,210)	(53,847,329)

Net interest income	56,662,989	55,636,042	50,045,767

  F-98     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Fee and commission income
Credit cards	6,251,963	5,875,029	5,479,230
Current accounts	6,030,640	4,941,947	4,015,897
Collections	1,777,515	1,573,818	1,565,709
Guarantees	1,438,409	1,265,356	1,013,082
Consortium management	1,278,753	1,040,109	880,373
Fund management	1,079,653	1,054,424	1,168,787
Underwriting	733,530	540,879	636,407
Custody and brokerage services	618,750	556,701	520,290
Collection of taxes, utility bills and similar	373,639	382,427	371,874
Other	758,235	626,183	1,108,331
Total	20,341,087	17,856,873	16,759,980

Fee and commission expenses
Financial system services	(36)	(36,203)	(20,724)
Total	(36)	(36,203)	(20,724)

Net fee and commission income	20,341,051	17,820,670	16,739,256

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2016	2015	2014
Derivative financial instruments	10,887,800	(4,267,748)	(1,503,052)
Equities and investment funds	860,011	1,190,432	1,398,227
Fixed income securities	4,654,959	(5,174,739)	(1,828,178)
Total	16,402,770	(8,252,055)	(1,933,003)

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2016	2015	2014
Equities (1)	459,223	(577,401)	(929,353)
Fixed income securities (1)	(1,918,595)	(346,032)	(358,321)
Dividends received	117,972	251,623	295,780
Total	(1,143,851)	(671,810)	(991,894)

(1)    Includes impairment losses of R$ 2,106,107 thousand in 2016 (2015 - R$ 424,522 thousand and 2014 - R$ 1,214,770 thousand).

10)  Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Bradesco F-99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2016	2015	2014
Premiums written	62,470,571	55,920,681	47,745,885
Supplemental pension plan contributions	3,679,922	3,795,219	3,724,762
Coinsurance premiums ceded	(70,862)	(88,612)	(135,728)
Premiums returned	(746,244)	(522,309)	(525,895)
Net premiums	65,333,387	59,104,979	50,809,024
Reinsurance premiums	(306,265)	(344,199)	(354,041)
Premiums retained from insurance and pension plans	65,027,122	58,760,780	50,454,983

Changes in the provision for insurance	(29,729,884)	(25,528,076)	(21,801,154)
Changes in the provision for private pension plans	(3,052,034)	(2,757,963)	(2,207,020)
Changes in the insurance technical provisions and pension plans	(32,781,918)	(28,286,039)	(24,008,174)

Reported indemnities	(24,877,804)	(21,658,594)	(18,318,200)
Claims expenses	(119,201)	(69,599)	(194,870)
Recovery of ceded coinsurance	65,285	87,053	75,128
Recovery of reinsurance	141,711	407,195	138,514
Salvage recoveries	451,930	402,718	329,868
Changes in the IBNR provision	(204,354)	(892,816)	(174,128)
Retained claims	(24,542,433)	(21,724,043)	(18,143,688)

Commissions on premiums	(2,696,002)	(1,985,426)	(1,905,332)
Recovery of commissions	29,927	21,700	21,876
Fees	(489,279)	(1,201,216)	(1,095,816)
Brokerage expenses - private pension plans	(167,654)	(188,037)	(216,557)
Changes in deferred commissions	(224,000)	99,786	304,553
Selling expenses for insurance and pension plans	(3,547,008)	(3,253,193)	(2,891,276)

Net income from insurance and pension plans	4,155,763	5,497,505	5,411,845

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2016	2015	2014
Loans and advances:
Impairment losses	(22,357,042)	(19,527,976)	(14,514,898)
Recovery of credits charged-off as loss	5,507,507	4,144,879	3,924,514
Reversal of impairment	1,499,257	661,945	298,998
Total	(15,350,278)	(14,721,152)	(10,291,386)

  F-100     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2016	2015	2014
Salaries	(8,236,617)	(6,369,727)	(6,051,522)
Benefits	(3,625,796)	(2,994,155)	(2,787,651)
Social charges	(2,862,067)	(2,402,112)	(2,344,062)
Employee profit sharing	(1,451,310)	(1,304,958)	(1,235,912)
Provision for labor disputes	(663,124)	(853,660)	(1,112,906)
Training	(164,869)	(133,435)	(135,586)
Total	(17,003,783)	(14,058,047)	(13,667,639)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2016	2015	2014
Third party services	(4,871,194)	(4,139,058)	(3,906,581)
Communications	(1,653,055)	(1,427,685)	(1,383,228)
Data processing	(1,612,454)	(1,222,433)	(1,087,503)
Advertising, promotions and public relations	(1,124,659)	(963,308)	(826,462)
Maintenance and conservation of assets	(1,060,856)	(926,001)	(628,363)
Financial system	(1,047,618)	(830,199)	(772,099)
Rent	(1,027,561)	(887,412)	(838,843)
Security and surveillance	(736,547)	(606,292)	(556,705)
Transportation	(719,842)	(631,085)	(756,472)
Water, electricity and gas	(384,069)	(339,267)	(233,551)
Advances to FGC (Deposit Guarantee Association)	(355,540)	(303,094)	(308,360)
Materials	(321,509)	(315,135)	(329,489)
Travel	(174,772)	(157,723)	(147,566)
Other	(1,059,887)	(973,278)	(1,196,299)
Total	(16,149,563)	(13,721,970)	(12,971,521)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2016	2015	2014
Amortization expenses	(2,516,777)	(1,884,281)	(1,876,298)
Depreciation expenses	(1,141,636)	(1,057,722)	(1,056,389)
Total	(3,658,413)	(2,942,003)	(2,932,687)

Bradesco F-101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2016	2015	2014
Expenses with taxes other than income tax	(6,331,651)	(4,791,754)	(3,926,682)
Legal provision	(2,927,734)	(1,439,460)	(1,267,557)
Variation in monetary liabilities	(699,719)	(597,240)	(346,369)
Income from sales of non-current assets, investments, and property and equipment, net	(467,042)	(277,232)	(362,101)
Other (1)	(3,578,016)	(5,882,867)	(4,320,374)
Total	(14,004,162)	(12,988,553)	(10,223,083)

(1)    Includes: (i) the effect of the (additions)/reversal of provision for tax contingency in 2016 – R$ (484,227) thousand (2015 - R$ (570,835) thousand and 2014 – R$ 1,378,103 thousand); (ii) impairment losses in the amount of 2016 – R$ 31,256 thousand (2015 – R$ 207,880 thousand and 2014 – R$ 84,806 thousand); and (iii) operating expense related of insurance operation in 2016 – R$ 1,388,645 thousand (2015 - R$ 1,281,381 thousand and 2014 – R$ 1,161,567 thousand).

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ mil
	Years ended December 31
	2016	2015	2014
Income before income tax and social contribution	31,905,456	9,603,583	19,330,791
Total income tax and social contribution charges at rates of 25% and 15%, respectively (1)	(14,357,455)	(4,321,612)	(7,732,316)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	764,876	687,623	555,926
Interest on equity (paid and payable)	3,139,102	2,305,695	1,438,003
Net tax credit of deferred liabilities (2)	-	2,341,220	-
Other (3)	(3,459,253)	7,621,396	1,824,074
Income tax and social contribution for the period	(13,912,730)	8,634,322	(3,914,313)
Effective rate	43.6%	(89.9)%	20.2%

 1)     Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and equated companies, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law no 13,169/15; and (iii) of 9% for the other companies (Note 2(x));

 2)     In 2015, refers to, constitution of deferred tax assets, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law no 13,169/15; and

 3)     Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45% in 2015 and 40% in 2014) shown; and (iii) the deduction incentives.

F-102        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Current taxes:
Income tax and social contribution due	(8,852,947)	(6,075,948)	(6,959,862)
Deferred taxes:
Net Addition/(realization) of temporary differences	(4,106,008)	11,424,595	2,555,080
Use of initial balances from:
Negative social contribution losses	(647,282)	(127,214)	(347,426)
Income tax loss	(879,276)	(65,224)	(546,943)
Addition on:
Negative social contribution losses	234,730	272,793	589,644
Income tax loss	338,053	731,419	795,194
Activation of the deferred tax assets – Law Nº. 13,169/15:
Negative social contribution losses	-	422,853	-
Temporary additions	-	2,051,048	-
Total deferred tax expense	(5,059,783)	14,710,270	3,045,549
Income tax and social contribution	(13,912,730)	8,634,322	(3,914,313)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2015	Balance originating from an acquired institution (1)	Additions	Realization	Balance on December 31, 2016
Provisions of impairment of loans and advances	22,617,097	3,938,976	12,948,736	16,493,156	23,011,653
Provision for contingencies	5,720,598	1,209,685	2,498,218	2,077,267	7,351,234
Adjustment to market value of securities	7,090,939	109,501	282,741	1,994,699	5,488,482
Others	3,511,581	440,457	3,135,635	2,406,216	4,681,457
Total tax assets on temporary differences (3)	38,940,215	5,698,619	18,865,330	22,971,338	40,532,826
Income tax and social contribution losses in Brazil and abroad (3)	5,761,626	787,878	572,783	1,526,558	5,595,729
Adjustment to market value of available for sale (3)	2,704,484	32,120	393,369	2,636,805	493,168
Social contribution - MP 2,158-35 (change in tax law)	113,783	-	-	113,783	-
Total deferred tax assets (2)	47,520,108	6,518,617	19,831,482	27,248,484	46,621,723
Deferred tax liabilities (2)	2,894,367	3,592	1,920,479	1,550,630	3,267,808
Net deferred taxes (2)	44,625,741	6,515,025	17,911,003	25,697,854	43,353,915

Bradesco F-103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2014	Additions (4)	Realization	Balance on December 31, 2015
Provisions of impairment of loans and advances	17,378,890	9,225,769	3,987,562	22,617,097
Provision for contingencies	4,730,342	1,917,425	927,169	5,720,598
Adjustment to market value of securities	646,522	6,641,975	197,558	7,090,939
Others	2,709,441	2,688,219	1,886,079	3,511,581
Total tax assets on temporary differences (3)	25,465,195	20,473,388	6,998,368	38,940,215
Income tax and social contribution losses in Brazil and abroad (3)	4,526,999	1,427,065	192,438	5,761,626
Adjustment to market value of available for sale (3)	348,597	2,543,716	187,829	2,704,484
Social contribution - MP 2158-35 (change in tax law)	113,783	-	-	113,783
Total deferred tax assets (2)	30,454,574	24,444,169	7,378,635	47,520,108
Deferred tax liabilities (2)	2,874,569	948,682	928,884	2,894,367
Net deferred taxes (2)	27,580,005	23,495,487	6,449,751	44,625,741

(1)    HSBC Brasil  (Note 2(a));

(2)    Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity. The offset in December 2016, was R$ 1,504,860 thousand (2015 – R$ 2,122,229 thousand);

(3)    Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law nº 11,727/08 and Law nº 13,169/15 (Note 2(x)). With regard to the temporary effects produced by the adoption of Law  nº 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, in September 2015, were calculated based on the expected implementation at the time; and

(4)    Includes the sum of R$ 2,473,901 thousand, concerning the increase of the rate of the social contribution on the temporary additions and negative basis provisioned for completion by December 2018, based on technical studies and analyses carried out by the Management, according to Law no 13,169/15.

d)      Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	5,565,627	3,513,799	143,796	311,665	9,534,887
2018	6,063,462	4,299,956	774,369	607,424	11,745,211
2019	5,577,304	3,489,352	447,326	208,304	9,722,286
2020	4,581,790	2,457,208	114,751	227,996	7,381,745
2021	1,558,239	998,994	1,162,066	767,302	4,486,601
After 2022	1,396,020	1,031,075	287,344	543,386	3,257,825
Total	24,742,442	15,790,384	2,929,652	2,666,077	46,128,555

F-104        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2016	2015
Timing differences of depreciation – finance leasing	381,119	597,234
Adjustment to market values of financial assets	213,404	136,738
Judicial deposit and others (1)	2,673,285	2,160,395
Total	3,267,808	2,894,367

(1)    Includes, in 2015, the sum of R$ 132,681 thousand, related to the increase of the social contribution rate, in accordance with Law no 13,169/15.

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11,727/08 and Law no 13,169/15 (Note 2(x)).

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	December 31, 2016
	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	6,298,103	(2,587,076)	3,711,027
Exchange differences on translations of foreign operations	(194,566)	87,555	(107,011)
Total	6,103,537	(2,499,521)	3,604,016

	R$ thousand
	December 31, 2015
	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	(5,677,902)	2,273,982	(3,403,920)
Exchange differences on translations of foreign operations	118,485	(57,788)	60,697
Total	(5,559,417)	2,216,194	(3,343,223)

	R$ thousand
	December 31, 2014
	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	730,372	(289,194)	441,178
Exchange differences on translations of foreign operations	3,681	(1,473)	2,208
Total	734,053	(290,667)	443,386

Bradesco F-105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

1.     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2016	2015 (1)	2014 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	8,542,147	8,652,905	7,302,215
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	9,352,102	9,480,001	8,012,728
Weighted average number of common shares outstanding (thousands)	2,772,719	2,772,869	2,772,975
Weighted average number of preferred shares outstanding (thousands)	2,759,659	2,761,743	2,766,171
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	3.08	3.12	2.63
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.39	3.43	2.90

(1)    All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2016, in the proportion of one new share for every 10 shares held.

2.     Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2016	2015
Cash in local currency	12,432,290	9,215,083
Cash in foreign currency	2,085,650	8,084,654
Restricted deposits with the Brazilian Central Bank (1)	58,036,531	54,791,885
Others	180	142
Total	72,554,651	72,091,764

(1)   Compulsory deposits with the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2016	2015
Cash in local currency	12,432,290	9,215,083
Cash in foreign currency	2,085,650	8,084,654
Short-term interbank investments (1)	166,712,307	129,961,555
Others	180	142
Total	181,230,427	147,261,434

(1)  Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$ 84,728,590 thousand (2015 – R$ 111,024,912 thousand) refers to reverse repurchase agreements registered as Financial assets pledged as collateral (Note 23) and R$ 81,983,717 thousand (2015 - R$ 18,936,643 thousand) as Loans and advances to banks.

F-106        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2016	2015
Financial assets
Brazilian government securities	161,103,399	93,833,116
Bank debt securities	18,600,127	15,322,751
Corporate debt and marketable equity securities	10,383,682	7,674,357
Mutual funds	4,303,781	21,711,385
Brazilian sovereign bonds	1,358,025	1,426,416
Foreign governments securities	635,390	784,507
Derivative financial instruments	16,755,442	18,870,917
Total	213,139,846	159,623,449

Maturity

	R$ thousand
	December 31
	2016	2015
Maturity of up to one year	35,002,911	114,190,918
Maturity of one to five years	134,589,655	17,239,116
Maturity of five to 10 years	29,299,698	5,121,876
Maturity of over 10 years	6,537,358	723,819
No stated maturity	7,710,224	22,347,720
Total	213,139,846	159,623,449

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 6,282,141   thousand and R$ 291,498 thousand in 2016 and December 2015, respectively, as disclosed in Note 23 "Financial assets pledged as collateral”.

The total assets held for trading pledged as a guarantee of liabilities was R$ 5,846,093 thousand (December 2015 – R$ 4,315,701 thousand).

Unrealized gains/(losses) on securities and trading securities totaled R$ (9,404,052) thousand in 2016 (2015 – R$ (7,425,562) thousand and 2014 – R$ R$ 877,798 thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$ (1,978,490) thousand in 2016 (2015 - R$ (8,303,360) thousand and 2014 - R$ 938,717 thousand).

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2016	2015
Derivative financial instruments	13,435,678	19,345,729
Total	13,435,678	19,345,729

Bradesco F-107

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

F-108        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2016	2015	2016	2015
Futures contracts
• Interest rate futures
Purchases	111,026,397	120,562,790	9,022	75,217
Sales	94,677,587	50,489,526	(19,163)	(20,614)
• In foreign currency
Purchases (1)	27,399,904	34,101,616	-	-
Sales	58,690,018	41,360,434	-	-
• Others
Purchases	48,291	33,399	-	-
Sales	967	64,681	-	-

Options
• Interest rates
Purchases	5,467,042	3,840,166	260,565	169,518
Sales	4,755,788	3,638,190	(193,768)	(6,686)
• In foreign currency
Purchases	7,567,515	559,071	57,533	34,303
Sales	2,836,294	6,233,860	(62,356)	(89,633)
• Others
Purchases	27,500	28,449	2,708	4,160
Sales	-	29,345	(6,533)	(24,615)

Forward operations
• In foreign currency
Purchases	16,633,033	15,014,083	1,599,401	2,173,191
Sales	18,036,706	16,056,742	(1,088,041)	(3,215,656)
• Others
Purchases	48,911	118,120	1,586,061	12,543
Sales	1,588,245	149,969	(1,581,169)	(12,434)

Swap contracts
• Asset position
Interest rate swaps	72,297,999	91,993,544	9,799,949	5,915,951
Currency swaps	7,276,143	33,543,125	3,645,707	10,485,772
• Liability position
Interest rate swaps	36,746,464	60,797,118	(3,718,282)	(15,499,869)
Currency swaps	14,201,872	11,531,242	(6,766,366)	(476,222)

(1)  Includes, on December 31, 2015, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$ 20,250,293 thousand.

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

Bradesco F-109

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

The Organization has the following economic hedging operations, however, as mentioned in Note 2(f)(iii), these do not qualify for hedge accounting:

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

Market risk hedge

The gains and losses, realized or not, of the financial instruments classified in this category, are recorded in the Statement of Income.

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

F-110        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	58,484,065	1,323,156	(609,193)	59,198,028
Corporate debt securities	43,821,686	1,011,275	(2,690,253)	42,142,708
Bank debt securities	1,626,211	121,745	(188,913)	1,559,043
Brazilian sovereign bonds	395,626	7,319	(1,731)	401,214
Marketable equity securities and other stocks	9,966,872	389,291	(538,602)	9,817,561
Balance on December 31, 2016	114,294,460	2,852,786	(4,028,692)	113,118,554

Brazilian government securities	67,605,104	313,941	(1,703,193)	66,215,852
Corporate debt securities	37,760,971	1,400,982	(3,400,140)	35,761,813
Bank debt securities	5,472,115	254,892	(1,083,963)	4,643,044
Brazilian sovereign bonds	4,661	130	-	4,791
Foreign governments securities	1,824,108	-	(77,904)	1,746,204
Marketable equity securities and other stocks	9,247,367	206,664	(130,285)	9,323,746
Balance on December 31, 2015	121,914,326	2,176,609	(6,395,485)	117,695,450

Maturity

	R$ thousand
	December 31, 2016		December 31, 2015
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	12,690,168	11,905,872	45,540,511	45,180,957
From 1 to 5 years	60,071,806	60,251,675	38,118,029	37,119,401
From 5 to 10 years	19,677,065	18,994,970	19,665,723	17,599,486
Over 10 years	11,888,549	12,148,476	9,342,696	8,471,860
No stated maturity	9,966,872	9,817,561	9,247,367	9,323,746
Total	114,294,460	113,118,554	121,914,326	117,695,450

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 64,275,415 thousand and R$ 33,173,511 thousand in 2016 and 2015, respectively, as disclosed in Note 23 "Financial Assets Pledged as Collateral".

In 2016, the Organization maintained a total of R$ 5,517,516 thousand (2015 – R$ 2,635,422 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in Note 2(f)(viii)(b) and in 2016 there was objective evidence of loss registered in financial assets available for sale in the amount of R$ 2,106,107 thousand in 2016 (2015 - R$ 424,522 thousand and 2014 - R$ 1,214,770 thousand), included in Note 9.

Bradesco F-111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities :
Brazilian government securities	30,241,947	2,918,273	(306,566)	32,853,654
Corporate debt securities	12,739,187	28,750	(1,388,614)	11,379,323
Brazilian sovereign bonds	20,894	878	-	21,772
Balance on December 31, 2016	43,002,028	2,947,901	(1,695,180)	44,254,749

Securities :
Brazilian government securities	27,405,022	2,051,127	(2,111,684)	27,344,465
Corporate debt securities	12,557,446	1,476	(1,332,866)	11,226,056
Brazilian sovereign bonds	41,092	2,417	-	43,509
Balance on December 31, 2015	40,003,560	2,055,020	(3,444,550)	38,614,030

Maturity

	R$ thousand
	December 31, 2016		December 31, 2015
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	-	-	3,004	3,010
From 1 to 5 years	12,932,440	13,133,746	4,692,585	4,762,495
From 5 to 10 years	3,068,980	2,905,497	10,343,614	10,943,658
Over 10 years	27,000,608	28,215,506	24,964,357	22,904,867
Total	43,002,028	44,254,749	40,003,560	38,614,030

Financial instruments pledged as collateral and classified as held to maturity, totaled R$ 431 thousand in 2016, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2016, the Organization maintained a total of R$ 1,825 thousand as investments held to maturity   pledged as a guarantee for liabilities.

F-112        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)  Financial assets pledged as collateral

	R$ thousand
	December 31
	2016	2015
Held for trading	6,282,141	291,498
Brazilian government securities	6,282,141	291,498
Available for sale (1)	64,275,415	33,173,511
Brazilian government securities	55,530,423	28,866,615
Corporate debt securities	3,899,878	2,488,929
Bank debt securities	4,742,273	1,817,967
Brazilian sovereign bonds	102,841	-
Held to maturity	431	-
Brazilian government securities	431	-
Loans and advances to banks	84,728,590	111,024,912
Securities purchased under agreements to resell (2)	84,728,590	111,024,912
Total	155,286,577	144,489,921

(1)  In 2016, includes unrealized gains of R$ 2,052,366 thousand (2015 - R$ 568,202 thousand) and unrealized losses of R$ 1,443,642  thousand (2015 - R$ 3,214,523 thousand): and

(2)  Refers to reverse repurchase agreements in which the underlying security has subsequently been sold in a separate repurchase agreement.

Collateral is a conditional commitment to ensure that the contractual clauses of a repurchase agreements are complied with. In these agreements, the amount of R$ 147,673,043 thousand (2015 – R$ 139,446,192 thousand) may be repledged and R$ 7,613,534 thousand (2015 – R$ 5,043,729 thousand), sold or repledged.

24)  Loans and advances to banks

	R$ thousand
	December 31
	2016	2015
Repurchase agreements	85,178,146	29,633,112
Loans to financial institutions	9,667,388	6,038,615
Impairment of loans and advances	(7,398)	(51,317)
Total	94,838,136	35,620,410

Bradesco F-113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)  Loans and advances to customers

	R$ thousand
	December 31
	2016	2015
Working capital	60,390,890	65,501,432
Personal credit (1)	56,255,740	49,681,429
Housing loans	60,458,038	48,114,515
Financing and export	41,983,307	38,180,619
Onlending BNDES/Finame	35,816,560	38,158,108
Credit card	37,407,733	30,943,428
Vehicles – CDC (Direct consumer credit)	23,699,948	26,484,476
Rural loans	14,422,799	13,710,274
Import	7,140,346	11,026,017
Overdraft for corporates	8,583,285	9,831,248
Receivable insurance premiums	5,517,932	4,757,182
Overdraft for individuals	4,209,637	3,904,889
Leasing	2,738,611	3,072,777
Others	33,459,047	26,957,274
Total Portfolio	392,083,873	370,323,668
Impairment of loans and advances	(24,780,839)	(25,455,204)
Total of net loans and advances to customers	367,303,034	344,868,464

(1)    Includes in 2016 R$ 38,804,196 thousand related to payroll loans (2015 – R$ 34,564,935 thousand).

Allowance for loans and advances to customers

	R$ thousand
	2016	2015
At the beginning of the year	25,455,204	21,132,677
Impairment of loans and advances	15,350,278	14,721,152
Recovery of credits charged-off as loss	5,507,507	4,144,879
Write-offs	(21,532,150)	(14,543,504)
At the end of the year	24,780,839	25,455,204

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2016	2015
Gross investments in financial leases receivable:
Up to one year	1,418,546	1,629,160
From one to five years	1,279,347	1,420,681
Over five years	40,718	22,936
Impairment loss on finance leases	(186,594)	(186,348)
Net investment	2,552,017	2,886,429

Net investments in finance leases:
Up to one year	1,300,659	1,513,602
From one to five years	1,212,322	1,350,413
Over five years	39,036	22,414
Total	2,552,017	2,886,429

F-114        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2016	2015
Assets not for own use
Properties	1,262,126	933,421
Vehicles and related	308,357	303,057
Machinery and equipment	5,529	6,117
Others	2,954	4,511
Total	1,578,966	1,247,106

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the book value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

Bradesco F-115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associates and joint ventures

a.   Breakdown of investments in associates and joint ventures

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	4,108,743	1,204,520	13,699,378	10,654,621	15,004,712	-	392,167	4,007,233
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	-	662,460	132,668	8,484,793	5,828,133	10,238,221	844,876	3,185	646,823
Fleury S.A. (6)	16.39%	16.39%	651,906	17,506	1,343,162	2,021,981	429,411	1,166,607	2,045,898	106,829
Aquarius Participações S.A. (7)	49.00%	49.00%	263,632	73,640	150,233	538,267	150,474	-	-	150,286
Haitong Banco de Investimento do Brasil S.A. (4)	20.00%	20.00%	127,922	1,596	8,187,596	493,325	8,041,309	-	4,243,442	7,980
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	102,251	18,517	247,475	109,390	44,890	-	22,642	44,246
Tecnologia Bancária S.A.	24.32%	24.32%	98,543	71,232	193,546	1,117,398	499,341	406,459	686,800	292,862
NCR Brasil Indústria de Equipamentos para Automação S.A.	49.00%	49.00%	73,789	(7,024)	171,823	27,780	111,755	-	330,985	(14,335)
Empresa Brasileira de Solda Elétrica S.A. (2) (9)	-	-	-	3,168	-	-	-	-	-	-
Total investments in associates			6,089,246	1,515,823	32,478,006	20,790,895	34,520,113	2,417,942	7,725,119	5,241,924

Elo Participações S.A.	50.01%	50.01%	849,355	198,457	352,179	1,596,527	107,627	-	18,879	396,835
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,174	8,721	443,978	3,883	317,298	-	164,026	17,442
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	(49)	3,538	-	3,532	-	256	(98)
Leader S.A. Adm. de Cartões de Crédito (2) (8)	-	-	-	(23,227)	-	-	-	-	-	-
Total investments in joint ventures			913,532	183,902	799,695	1,600,410	428,457	-	183,161	414,179
Total on December 31, 2016			7,002,778	1,699,725	33,277,701	22,391,305	34,948,570	2,417,942	7,908,280	5,656,103

F-116        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	3,302,071	1,043,743	13,755,540	10,806,140	8,199,287	9,696,767	239,386	3,472,355
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	-	658,949	138,165	8,922	5,768	10,639	785	3,144	673,650
Fleury S.A. (6)	16.39%	16.39%	512,642	6,262	1,124,788	268,829	299,033	1,408,157	1,845	38,206
Fidelity Processadora S.A. (7)	49.00%	49.00%	254,785	68,312	450,267	402,702	332,997	-	19,546	139,412
Haitong Banco de Investimento do Brasil S.A. (4)	20.00%	20.00%	130,248	(5,377)	7,227,947	563,950	7,140,656	-	13,834,551	(26,886)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	83,735	17,660	203,030	93,487	35,986	1,590	13,247	42,197
NCR Brasil S.A. (2)	49.00%	49.00%	80,357	7,101	206,315	27,146	134,533	-	71,177	14,492
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	33,954	(5,769)	101,151	48,161	47,519	32,499	115,874	(11,774)
Integritas Participações S.A. (2) (5)	-	-	-	4,778	10,647	741,803	2,534	4,066	828	18,983
Total investments in associates			5,056,741	1,274,875	23,088,607	12,957,986	16,203,184	11,143,864	14,299,598	4,360,635

Elo Participações S.A.	50.01%	50.01%	686,951	243,073	223,332	1,438,988	144,169	15	14,669	486,049
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	65,030	10,400	439,594	4,301	312,036	-	158,124	20,800
Leader S.A. Adm. de Cartões de Crédito (2)(8)	50.00%	50.00%	6,551	716	380,801	11,362	379,061	-	313,065	1,432
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	52	(1,013)	2,920	278	3,095	-	1,790	(2,026)
Total investments in joint ventures			758,584	253,176	1,046,647	1,454,929	838,361	15	487,648	506,255
Total on December 31, 2015			5,815,325	1,528,051	24,135,254	14,412,915	17,041,545	11,143,879	14,787,246	4,866,890

Bradesco F-117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	28.65%	28.65%	1,696,088	924,699	14,455,453	3,700,636	11,210,112	2,449,806	15,859	3,227,769
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	-	618,527	148,874	8,669	4,263	9,082	835	2,265	725,859
Integritas Participações S.A. (2)	25.17%	25.17%	492,242	7,883	4,181	777,833	2,508	4,687	218	31,316
Fidelity Processadora S.A.	49.00%	49.00%	258,535	66,759	413,646	425,747	311,769	-	27,819	136,243
Haitong Banco de Investimento do Brasil S.A. (4)	20.00%	20.00%	138,002	10,891	5,479,267	448,147	5,237,405	-	16,212,154	54,456
NCR Brasil S.A. (2)	49.00%	49.00%	71,576	1,295	178,730	20,714	118,407	-	32,692	2,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	66,076	9,279	159,217	70,289	26,600	1,079	10,518	22,173
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	39,723	14,246	154,312	50,101	84,219	39,127	437,607	29,074
Total investments in associates			3,380,769	1,183,926	20,853,475	5,497,730	17,000,102	2,495,534	16,739,132	4,229,532

Elo Participações S.A.	50.01%	50.01%	515,035	186,009	211,917	1,052,697	88,441	-	443	371,943
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	66,845	13,785	363,233	68,434	297,978	-	147,364	27,570
Leader S.A. Adm. de Cartões de Crédito (2)(8)	50.00%	50.00%	20,817	16,075	366,606	9,723	334,694	-	294,547	32,150
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	314	(9,979)	15,156	-	14,525	-	-	(19,957)
Total investments in joint ventures			603,011	205,890	956,912	1,130,854	735,638	-	442,354	411,706
Total on December 31, 2014			3,983,780	1,389,816	21,810,387	6,628,584	17,735,740	2,495,534	17,181,486	4,641,238

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

(4)     New denomination of BES Investimento do Brasil S.A.;

(5)     Partial spin-off in October, 2015;

(6)     Participation in Fleury S.A. (i) due to the partial spin-off of Integritas Participações S.A. and, (ii) recorded using equity method as Bradesco has significant influence due its paticipation on the Board of the Directors and other committes;

(7)     In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.;

(8)     In April 2016, it was consolidated after acquisition of 50% of the company; and

(9)     In 2016, impairment losses were recognized in associates and joint control companies, in the amount of R$37,122 thousand, on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.

F-118        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2016, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo, was R$ 18,980,026 thousand (2015 - R$ 19,049,214 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associates

	R$ thousand
	2016	2015
Initial balances	5,815,325	3,983,780
Additions (1)	376,434	1,469,011
Spin-off of associates (2)	-	(497,339)
Transfer (3)	(166,294)	-
Equity in net income of associates	1,699,725	1,528,051
Dividends/Interest on capital	(685,290)	(668,178)
Impairment (4)	(37,122)	-
At the end of the year	7,002,778	5,815,325

(1)

In 2016, there was a capital increase  in Cia. Leader S.A. Administradora de Cartões de Crédito (2015, acquisition of equity interest (i) in Cielo S.A.; in Fleury S.A., due to the partial spin-off of Integritas Participações S.A).;

(2)	Partial spin-off of Integritas Participações S.A. occurred in October, 2015;
(3)	In 2016, Cia. Leader S.A. Administradora de Cartões de Crédito´s investment was consolidated after acquisition of 50% of the company; and
(4)	In 2016, impairment losses were recognized in associates and joint control companies, in the amount of R$ 37,122 thousand, on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.

28)  Property and equipment

a)  Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	2,153,351	(454,426)	1,698,925
Land	-	1,027,535	-	1,027,535
Installations, properties and equipment for use	10%	5,187,160	(2,314,715)	2,872,445
Security and communications systems	10%	325,835	(192,974)	132,861
Data processing systems	20%	3,504,229	(2,067,981)	1,436,248
Transportation systems	20%	86,639	(40,034)	46,605
Financial leasing of data processing systems	20%	3,229,513	(2,047,016)	1,182,497
Balance on December 31, 2015		15,514,262	(7,117,146)	8,397,116

Buildings	4%	1,006,849	(424,247)	582,602
Land	-	448,020	-	448,020
Installations, properties and equipment for use	10%	5,032,082	(2,243,752)	2,788,330
Security and communications systems	10%	234,836	(175,750)	59,086
Data processing systems	20%	2,883,391	(1,841,408)	1,041,983
Transportation systems	20%	108,430	(38,193)	70,237
Financial leasing of data processing systems	20%	2,475,136	(1,960,959)	514,177
Balance on December 31, 2015		12,188,744	(6,684,309)	5,504,435

Depreciation charges in 2016 amounted to R$ 1,141,636 thousand (2015 - R$ 1,057,722 thousand and 2014 - R$ 1,056,389 thousand).

Bradesco F-119

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

F-120        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2015	582,602	448,020	2,788,330	59,086	1,556,160	70,237	5,504,435
Balance originating from an acquired institution (2)	752,619	586,971	320,949	77,196	60,065		1,797,800
Additions	81,809	897	974,089	22,721	1,696,318	3,487	2,779,321
Write offs	(30,341)	(8,353)	(402,316)	(4,804)	(62,386)	(1,627)	(509,827)
Impairment	-	-	-	-	(20,543)	(12,434)	(32,977)
Depreciation	(30,179)	-	(466,192)	(21,338)	(610,869)	(13,058)	(1,141,636)
Transfer	342,415	-	(342,415)	-	-	-	-
Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116

Balance on December 31, 2014	527,825	493,079	2,205,104	47,722	1,381,574	45,214	4,700,518
Additions	90,053	54,838	1,088,506	48,451	857,527	42,174	2,181,549
Write offs	(24,922)	(99,897)	(106,959)	(6,086)	(63,452)	(408)	(301,724)
Impairment	-	-	-	(13,183)	-	(5,003)	(18,186)
Depreciation	(10,354)	-	(398,321)	(17,818)	(619,489)	(11,740)	(1,057,722)
Balance on December 31, 2015	582,602	448,020	2,788,330	59,086	1,556,160	70,237	5,504,435

(1)   Includes financial leasing of data processing systems; and

(2)   HSBC Brasil.

Bradesco F-121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Others (1)	Total
Balance on December 31, 2015	723,526	2,260,033	3,639,825	709,463	76,788	7,409,635
Balance originating from an acquired institution (2)	4,221,787	264,349	288,826	3,993,743	4,840	8,773,545
Additions/(reductions)	-	930,190	1,284,041	-	129,266	2,343,497
Impairment (3)	-	-	(212,374)	-	-	(212,374)
Amortization	-	(951,115)	(1,055,074)	(344,283)	(166,305)	(2,516,777)
Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526

Balance on December 31, 2014	723,526	2,025,940	3,603,798	751,923	424,728	7,529,915
Additions/(reductions)	-	1,126,370	835,301	-	10,210	1,971,881
Impairment (3)	-	-	-	-	(207,880)	(207,880)
Amortization	-	(892,277)	(799,274)	(42,460)	(150,270)	(1,884,281)
Balance on December 31, 2015	723,526	2,260,033	3,639,825	709,463	76,788	7,409,635

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%;

(2)      HSBC Brasil; and

(3)      Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

F-122        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2016	2015
Banking	4,651,347	429,560
Insurance, pension and capitalization bonds	293,966	293,966
Total	4,945,313	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2016, nor in 2015 nor in 2014. Regarding the recent acquisition of HSBC Brasil, detailed in Note 2(a), there was no impairment test for the period.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 7.6% p.a. (8.2% p.a. in 2015). The forecast cash flows have been discounted at a rate of 12.9% p.a. (15.4% p.a. in 2015).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	December 31
	2016	2015
Foreign exchange transactions (1)(4)	17,455,821	14,260,780
Debtors for guarantee deposits (2)(4)	16,372,044	12,482,898
Negotiation and intermediation of securities(4)	1,954,484	2,866,779
Trade and credit receivables(4)	1,813,144	1,978,001
Deferred acquisition cost (insurance) – Note 35f	1,750,244	1,945,238
Sundry borrowers	2,781,206	1,917,864
Prepaid expenses	1,324,362	1,418,030
Income receivable(4)	1,575,698	1,241,028
Interbank and interbranch receivables	949,730	934,684
Others (3)	1,193,637	1,073,395
Total	47,170,370	40,118,697

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

Bradesco F-123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2016	2015
Demand deposits	898,877	807,695
Interbank deposits	588,872	466,448
Repurchase agreements	241,978,931	222,291,364
Borrowings	22,165,415	28,236,838
Onlending	36,030,587	42,101,046
Total	301,662,682	293,903,391

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2016	2015
Demand deposits	32,521,234	23,012,068
Savings deposits	97,088,828	91,878,765
Time deposits	103,137,867	79,619,267
Total	232,747,929	194,510,100

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2016	2015
Instruments Issued – Brazil:
Real estate credit notes	26,955,574	20,223,220
Agribusiness notes	9,116,292	7,642,250
Financial notes	108,512,908	71,691,563
Subtotal	144,584,774	99,557,033
Securities and bonds – Abroad:
Euronotes (1)	2,785,654	6,204,942
Securities issued through securitization – (item (b))	3,286,342	3,575,729
Subtotal	6,071,996	9,780,671
Structured operations certificates	445,168	512,343
Grand Total	151,101,938	109,850,047

(1)   Issuance of securities in the foreign market to fund customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

F-124        IFRS – International Financial Reporting Standards – 2016

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

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2016	2015
Securitization of the future flow of payment orders received from abroad	3.06.2008	836,000	5.22.2017	87,183	532,436
	12.19.2008	1,168,500	2.20.2019	698,551	1,277,663
	12.17.2009	133,673	2.20.2017(1)	-	66,812
	12.17.2009	89,115	2.20.2020	74,487	121,015
	8.20.2010	307,948	8.21.2017	60,938	223,185
	9.29.2010	170,530	8.21.2017	34,810	127,445
	11.16.2011	88,860	11.20.2018	60,989	116,875
	11.16.2011	133,290	11.22.2021	177,095	261,230
	12.23.2015	390,480	11.21.2022	348,110	424,060
	12.23.2015	390,480	11.20.2020	348,662	425,008
	2.02.2016	889,725	2.22.2021	872,710	-
	3.30.2016	533,835	2.22.2021	522,807	-
Total		5,132,436		3,286,342	3,575,729

(1)    Prepaid.

Bradesco F-125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

Maturity	Original term in years	Amount of the transaction	R$ thousand
			December 31
			2016	2015
In Brazil:
Subordinated CDB:
2016 (1)	6	-	-	1,129
2019	10	20,000	56,200	48,919
Financial notes:
2016 (1)	6	80,879	-	194,398
2017	6	8,630,999	11,075,463	10,479,463
2018	6	8,262,799	9,875,551	9,449,037
2019	6	21,858	33,402	29,859
2017	7	40,100	95,872	84,064
2018	7	141,050	293,357	256,191
2019	7	3,172,835	3,423,463	3,366,282
2020	7	1,700	2,612	2,351
2022 (2)	7	4,305,011	5,050,633	4,393,265
2023 (4)	7	1,359,452	1,522,243	-
2018	8	50,000	112,038	97,531
2019	8	12,735	25,212	22,230
2020	8	28,556	49,498	43,541
2021	8	1,236	1,896	1,710
2023 (2)	8	1,706,846	2,015,625	1,733,383
2024 (4)	8	136,695	143,415	-
2021	9	7,000	11,813	10,214
2024 (2)	9	4,924	5,806	4,977
2025 (4)	9	400,944	417,641	-
2021	10	19,200	37,191	32,823
2022	10	54,143	91,314	81,225
2023	10	688,064	1,011,423	921,434
2025 (2)	10	284,137	342,886	293,445
2026 (4)	10	361,196	392,886	-
2026 (2)	11	3,400	4,001	3,432
2027 (4)	11	47,046	48,566	-
perpetual (3)	-	5,000,000	5,015,870	5,016,437
CDB pegged to loans:
2016 (1)	1	-	-	1,160
Subtotal in Brazil			41,155,877	36,568,500
Abroad:
2019	10	1,333,575	2,482,631	2,972,627
2021	11	2,766,650	5,333,373	6,385,622
2022	11	1,886,720	3,639,183	4,356,187
Subtotal Abroad			11,455,187	13,714,436
Overall total (5)			52,611,064	50,282,936

(1)  Subordinated debt transactions that matured in 2016;

(2)  New issues of financial letters in October, November and December 2015, referring to subordinate debts;

(3)  New issues of financial letters in December 2015, referring to subordinate debts, were recorded under the heading "Eligible Debt Capital Instruments", which in November 2016 were authorized by Central Bank of Brazil to compose the tier I capital;

(4)  New issues of financial letters from January to December 2016, referring to subordinate debts were recorded under the heading "Eligible Debt Capital Instruments"; and

(5)  It includes the amount of R$ 14,959,571 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”.

F-126        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2016	2015	2016	2015	2016	2015
Current and long-term liabilities
Mathematical provision for benefits to be granted	912,764	854,988	184,594,055	143,706,977	185,506,819	144,561,965
Mathematical provision for benefits granted	210,855	187,100	8,989,482	7,747,615	9,200,337	7,934,715
IBNR (Incurred But Not Reported) provision	2,770,507	2,453,085	1,264,115	1,107,026	4,034,622	3,560,111
Provision for unearned premiums	4,265,155	4,206,014	574,544	362,409	4,839,699	4,568,423
Provision for insurance claims to be settled	4,645,468	4,194,758	1,682,147	1,430,291	6,327,615	5,625,049
Provision for financial surplus	-	-	554,505	506,504	554,505	506,504
Other technical provisions	2,048,355	1,429,936	3,328,048	2,754,237	5,376,403	4,184,173
Total provisions	14,853,104	13,325,881	200,986,896	157,615,059	215,840,000	170,940,940

1)   “Other technical provisions” - Insurance basically refers to the technical provisions of the “personal health” portfolio;

2)   Includes personal insurance and pension plans; and

3)   “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”.

Bradesco F-127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2016	2015	2016	2015	2016	2015
Health	8,559,137	7,040,435	-	-	8,559,137	7,040,435
Auto / Liability Insurance	3,126,232	3,175,873	-	-	3,126,232	3,175,873
DPVAT (Personal Injury Caused by Automotive Vehicles)	471,288	331,996	2,944	3,437	474,232	335,433
Life	-	-	9,336,759	7,636,428	9,336,759	7,636,428
Elementary lines (property/casualty)	2,696,447	2,777,577	-	-	2,696,447	2,777,577
Free Benefits Generating Plan - PGBL	-	-	32,605,459	24,844,503	32,605,459	24,844,503
Free Benefits Generating Life - VGBL	-	-	138,670,739	106,248,597	138,670,739	106,248,597
Traditional plans	-	-	20,370,995	18,882,094	20,370,995	18,882,094
Total technical provisions	14,853,104	13,325,881	200,986,896	157,615,059	215,840,000	170,940,940

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2016	2015
Insurance – Vehicle, Elementary Lines, Life and Health	24,192,807	20,965,746
Insurance – Life with Survival Coverage (VGBL)	138,670,739	106,248,597
Pensions – PGBL and Traditional Plans	45,557,528	36,848,112
Pensions – Risk Traditional Plans	7,418,926	6,878,485
Total	215,840,000	170,940,940

F-128        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	27,844,231	25,020,979
(-) DPVAT insurance	(333,699)	(245,411)
Subtotal at beginning of the year	27,510,532	24,775,568
Additions, net of reversals	28,700,765	24,199,584
Payment of claims, benefits and redemptions	(26,449,844)	(23,061,771)
Adjustment for inflation and interest	1,376,701	1,597,151
Subtotal at end of the period	31,138,154	27,510,532
(+) DPVAT insurance	473,579	333,699
Total at the Year-End	31,611,733	27,844,231

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	106,248,597	87,144,950
Receipt of premiums net of fees	35,824,651	24,568,993
Payment of benefits	(47,379)	(26,704)
Payment of redemptions	(16,674,828)	(14,393,788)
Adjustment for inflation and interest	14,660,738	9,987,082
Others	(1,341,040)	(1,031,936)
Total at the Year-End	138,670,739	106,248,597

(iii)          Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	36,848,112	34,393,291
Receipt of contributions net of fees	7,412,759	2,427,913
Payment of benefits	(696,056)	(573,307)
Payment of redemptions	(2,438,351)	(2,123,360)
Adjustment for inflation and interest	4,808,394	3,893,897
Others	(377,330)	(1,170,322)
Total at the Year-End	45,557,528	36,848,112

Bradesco F-129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2016	2015	2016	2015	2016	2015
Total technical reserves	14,853,104	13,325,881	200,986,896	157,615,059	215,840,000	170,940,940
(-) Commercialization surcharge – extended warranty	(237,104)	(287,330)	-	-	(237,104)	(287,330)
(-) Portion corresponding to contracted reinsurance	(947,159)	(934,252)	(41,191)	(32,094)	(988,350)	(966,346)
(-) Deposits retained at IRB and court deposits	(16)	(2,318)	-	-	(16)	(2,318)
(-) Receivables	(1,068,329)	(934,747)	-	-	(1,068,329)	(934,747)
(-) Unearned premium reserve - Health insurance (1)	(1,182,152)	(1,089,006)	-	-	(1,182,152)	(1,089,006)
(-) Reserves from DPVAT agréments	(465,568)	(325,149)	-	-	(465,568)	(325,149)
To be insured	10,952,776	9,753,079	200,945,705	157,582,965	211,898,481	167,336,044

Investment fund quotas (VGBL and PGBL) (2)	-	-	168,337,785	128,864,259	168,337,785	128,864,259
Investment fund quotas (excluding VGBL and PGBL)	7,164,637	6,018,361	23,273,027	18,159,359	30,437,664	24,177,720
Government securities	5,882,012	5,488,115	14,187,009	13,078,481	20,069,021	18,566,596
Private securities	93,287	106,660	169,440	176,214	262,727	282,874
Equities	2,325	1,911	1,728,856	1,123,289	1,731,181	1,125,200
Total guarantees of technical reserves	13,142,261	11,615,047	207,696,117	161,401,602	220,838,378	173,016,649

(1) In accordance with Article 4 of ANS Resolution n° 392/15; and

(2) The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

F-130        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	1,945,238	1,839,353
Additions	1,940,226	1,924,261
Reversals	(2,135,220)	(1,818,376)
Total at the Year-End	1,750,244	1,945,238

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	1,144,506	1,037,654
Additions	667,908	828,630
Reversals	(485,724)	(481,971)
Recovered insurance losses	(173,908)	(231,592)
Adjustment of inflation and interest	43,790	38,876
Others	(10,378)	(47,091)
Total at the Year-End	1,186,194	1,144,506

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

Bradesco F-131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total
Amount estimated for the claims:
• In the year of notification	3,652,298	1,701,439	1,151,871	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	3,708,479	4,160,984	3,821,255	-
• One year after notification	3,547,463	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	2,848,361	3,456,642	4,028,967	-	-
• Two years after notification	3,512,421	1,596,899	1,088,069	2,018,329	2,387,075	2,604,738	3,021,698	2,809,942	3,464,389	-	-	-
• Three years after notification	3,521,835	1,593,526	1,094,795	2,015,921	2,403,020	2,604,061	3,041,626	2,839,210	-	-	-	-
• Four years after notification	3,522,930	1,598,083	1,102,364	2,046,000	2,418,649	2,600,194	3,071,989	-	-	-	-	-
• Five years after notification	3,531,986	1,600,766	1,102,595	2,044,644	2,428,252	2,625,442	-	-	-	-	-	-
• Six years after notification	3,544,482	1,608,667	1,127,609	2,056,612	2,431,363	-	-	-	-	-	-	-
• Seven years after notification	3,569,405	1,601,931	1,140,708	2,072,169	-	-	-	-	-	-	-	-
• Eight years after notification	3,593,037	1,607,644	1,158,436	-	-	-	-	-	-	-	-	-
• Nine years after notification	3,611,965	1,631,287	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	3,618,567	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2016)	3,618,567	1,631,287	1,158,436	2,072,169	2,431,363	2,625,442	3,071,989	2,839,210	3,464,389	4,028,967	3,821,255	30,763,074
Payments of claims	(3,517,046)	(1,610,429)	(1,012,442)	(2,027,918)	(2,377,739)	(2,564,115)	(2,804,740)	(2,713,335)	(3,314,093)	(3,656,421)	(2,807,198)	(28,405,476)
Outstanding Claims	101,521	20,858	145,994	44,251	53,624	61,327	267,249	125,875	150,296	372,546	1,014,057	2,357,598

F-132        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total
Amount estimated for the claims:
• In the year of notification	3,139,915	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	3,523,133	3,805,260	3,661,006	-
• One year after notification	3,050,630	1,385,711	846,124	1,773,092	2,235,404	2,417,095	2,695,513	2,648,135	3,306,665	3,695,713	-	-
• Two years after notification	3,052,558	1,381,949	835,214	1,766,152	2,232,926	2,401,407	2,696,091	2,622,005	3,317,745	-	-	-
• Three years after notification	3,070,824	1,379,442	844,636	1,769,942	2,251,003	2,418,057	2,705,326	2,658,925	-	-	-	-
• Four years after notification	3,088,336	1,386,605	850,115	1,791,739	2,268,293	2,425,973	2,729,230	-	-	-	-	-
• Five years after notification	3,115,450	1,392,108	857,121	1,797,090	2,281,206	2,452,938	-	-	-	-	-	-
• Six years after notification	3,131,064	1,401,024	868,958	1,810,770	2,291,650	-	-	-	-	-	-	-
• Seven years after notification	3,156,282	1,404,940	873,978	1,822,466	-	-	-	-	-	-	-	-
• Eight years after notification	3,181,438	1,410,894	884,796	-	-	-	-	-	-	-	-	-
• Nine years after notification	3,195,839	1,433,785	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	3,187,897	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2016)	3,187,897	1,433,785	884,796	1,822,466	2,291,650	2,452,938	2,729,230	2,658,925	3,317,745	3,695,713	3,661,006	28,136,151
Payments of claims	(3,146,321)	(1,418,776)	(870,665)	(1,795,647)	(2,253,543)	(2,402,463)	(2,663,864)	(2,570,341)	(3,204,654)	(3,497,081)	(2,751,146)	(26,574,501)
Outstanding Claims	41,576	15,009	14,131	26,819	38,107	50,475	65,366	88,584	113,091	198,632	909,860	1,561,650

Bradesco F-133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

		R$ thousand
		Year claims were notified
	Up to 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total
Amount estimated for the claims:
• In the year of notification	1,650,921	945,156	988,704	1,066,594	1,186,823	1,405,113	1,454,510	1,515,511	1,549,543	1,663,121	1,756,264	-
• One year after notification	1,670,773	936,504	1,002,393	1,086,712	1,184,392	1,389,126	1,438,976	1,501,178	1,583,794	1,660,309	-	-
• Two years after notification	1,679,142	948,451	1,022,193	1,109,334	1,196,591	1,396,523	1,455,520	1,536,865	1,585,359	-	-	-
• Three years after notification	1,699,094	955,630	1,019,669	1,104,902	1,186,990	1,408,985	1,458,447	1,525,880	-	-	-	-
• Four years after notification	1,733,618	958,823	1,018,979	1,113,203	1,199,975	1,409,080	1,462,686	-	-	-	-	-
• Five years after notification	1,727,595	954,413	1,017,564	1,123,794	1,199,725	1,418,617	-	-	-	-	-	-
• Six years after notification	1,729,827	959,713	1,019,470	1,122,306	1,198,627	-	-	-	-	-	-	-
• Seven years after notification	1,732,309	936,945	1,023,569	1,116,707	-	-	-	-	-	-	-	-
• Eight years after notification	1,736,075	941,765	1,026,012	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,739,553	946,689	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	1,778,648	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2016)	1,778,648	946,689	1,026,012	1,116,707	1,198,627	1,418,617	1,462,686	1,525,880	1,585,359	1,660,309	1,756,264	15,475,798
Payments of claims	(1,726,943)	(916,324)	(999,687)	(1,088,527)	(1,139,637)	(1,345,933)	(1,376,414)	(1,400,089)	(1,266,145)	(1,284,349)	(1,297,092)	(13,841,140)
Outstanding Claims	51,705	30,365	26,325	28,180	58,990	72,684	86,272	125,791	319,214	375,960	459,172	1,634,658

(1) The claims table does not include the amountof IBNER ot the life product -– R$ 44.541 thousand, the products Health and Dental insurance – R$ 2,311,116 thousand, DPVAT insurance – R$ 136,177 thousand, Retrocession – R$ 21,618 thousand and salvage and reimbursement estimates - R$ (178,093) thousand.

F-134        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Supplemental pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Supplementary Pension Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A., having requested the withdrawal of the sponsorship in March 2016, which is still in course.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Expenses related to contributions made in 2016 totaled R$ 584,438 thousand (2015 - R$ 606,245 thousand and 2014 - R$ 622,807 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 3,826,715 thousand in 2016 (2015 - R$ 3,163,517 thousand and 2014 - R$ 2,949,691 thousand).

IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

Bradesco F-135

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

	R$ thousand
	Years ended December 31
	2016	2015
(i) Projected benefit obligations:
At the beginning of the year	1,162,005	1,182,761
Balance originating from an acquired institution	761,119	-
Cost of current service	(1,077)	(579)
Interest cost	181,595	133,385
Participant’s contribution	2,831	2,590
Actuarial gains/(losses)	182,762	(58,529)
Benefit paid	(147,842)	(97,623)
At the end of the year	2,141,393	1,162,005

(ii) Plan assets comprise:
At the beginning of the year	1,047,782	1,070,636
Balance originating from an acquired institution	883,858	-
Expected returns	307,728	64,011
Contributions received:
Employer	33,515	8,168
Employees	2,831	2,590
Benefits paid	(147,842)	(97,623)
At the end of the year	2,127,872	1,047,782

(iii) Financial position:
Plans in deficit	(130,293)	(131,849)
Plans in surplus	116,772	17,626
Net balance	(13,521)	(114,223)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2016	2015	2014
Projected benefit obligations:
Cost of service	(1,077)	(579)	641
Cost of interest on actuarial obligations	181,595	133,385	127,082
Expected returns from the assets of the plan	(174,937)	(120,960)	(116,965)
Net cost/ (benefit) of pension plans	5,581	11,846	10,758

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

F-136        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2016, as a result of the plans arising from the acquisition of HSBC Brasil, we recorded a liability of health insurance, life insurance, and savings plans, in the amount of R$ 498,591 thousand, being: (i) presumed balance in the amount of R$ 453,768 thousand; (ii) cost of interest and services in the amount of R$ 23,288 thousand; (iii) actuarial gain in the amount of R$ 34,674 thousand; and (iv) benefit paid in the amount of R$ (13,139) thousand.

Benefit obligations and net periodic benefit cost for the years 2016 and 2015 for our subsidiaries, were determined using the following assumptions:

	December 31
	2016	2015
Discount rate (1)	11.1%	12.7%
Expected long-term rate of return on the assets	11.1%	12.7%
Increase in salary levels	4.8%	5.0%

(1)    In 2016, considering an inflation rate of 4.8% p.a. and a real discount rate of 6.0% p.a. (2015 – 5.0% and 7.3% p.a., respectively).

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan	Assets of the Losango Plan
	December 31		December 31	December 31	December 31	December 31
	2016	2015	2016	2015	2016	2016
Asset categories
Equities	-	-	3.9%	8.9%	-	18.8%
Fixed income	93.1%	92.0%	91.3%	83.0%	100.0%	81.2%
Properties	5.3%	6.3%	2.7%	2.4%	-	-
Other	1.6%	1.7%	2.1%	5.7%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (11.1% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
12.1%	Increase of 1 b.p.	decrease	(338,533)
10.1%	Decrease of 1 b.p.	increase	385,452

37)  Provisions, contingent liabilities and contingent assets

a)      Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration

Bradesco F–137

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws no 2,445/88 and no 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

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

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on  the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

F-138        IFRS – International Financial Reporting Standards – 2016

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

The main cases are:

-        PIS and COFINS – R$ 2,320,261 thousand (R$ 2,115,466 thousand in 2015): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law no 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/CSLL on losses of credits – R$ 1,913,208 thousand (R$ 1,880,905 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law no 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$ 1,385,456 thousand (R$ 1,080,640 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS Autonomous Brokers – R$ 901,171 thousand (R$ 1,794,380 thousand in 2015): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law no 8,212/91, as new wording in Law no 9,876/99;

-        INSS – Contribution to SAT – R$ 374,620 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioning the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree no 6,042/07; and

-        PIS – R$ 339,767 thousand (R$325,932 thousand in 2015): The Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law no 4,506/64, which excludes interest income.

Bradesco F–139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security (1)(2)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Indexation charges	454,045	409,236	705,036
Additions, net of reversals	876,816	1,310,333	(1,236,705)
Balance originating from an acquired institution (3)	1,684,370	544,997	703,967
Payments	(961,941)	(1,464,076)	(97,986)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,237

Balance on December 31, 2014	2,705,363	3,937,591	7,221,447
Indexation charges	366,088	373,757	653,107
Additions, net of reversals	883,887	983,576	250,501
Payments	(906,896)	(1,091,974)	(12,130)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925

(1)   Mainly include legal liabilities;

(2)   In 2016, there were reversals of a provisions relating to: i) the process of INSS of the self-employed of the Bradesco Saúde subsidiary, in the amount of R$ 1,081,528 thousand; ii) to the Pis process – EC 17, in the amount of R$ 242,242 thousand; and iii) offset by the provision for social security contributions on transfers to private pension plans, in the amount of R$ 215,668 thousand; and

(3)   HSBC Brasil.

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 5,894,504 thousand (R$ 5,194,055 thousand in 2015); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law no 9,718/98), in the amount of R$ 3,999,185 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 2,398,185  thousand (R$ 1,910,629 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$ 1,653,942 thousand (R$ 908,915 thousand in 2015); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law no 9,718/98), from acquired companies, amounting to R$ 1,317,238 thousand; f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 760,436 thousand (R$ 1,200,403 thousand in 2015); and g) IRPJ and CSLL deficiency note, amounting to R$ 459,962 thousand (R$ 421,035 thousand in 2015) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

F-140        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other liabilities

	R$ thousand
	December 31
	2016	2015
Financial liabilities
Credit card transactions (1)	23,717,936	19,100,529
Foreign exchange transactions (2)	17,975,291	13,263,836
Loan assignment obligations(4)	8,761,827	7,519,809
Capitalization bonds	7,502,158	6,893,483
Negotiation and intermediation of securities	2,569,881	2,716,075
Liabilities for acquisition of assets – financial leasing (Note 38 a)	1,063,649	676,149

Other liabilities
Third party funds in transit(3)	7,068,452	6,382,059
Provision for payments	6,997,168	5,605,489
Sundry creditors	8,843,035	5,451,598
Corporate and statutory obligations	4,631,237	3,770,172
Other taxes payable	1,528,980	1,378,280
Liabilities for acquisition of assets and rights	1,452,568	1,077,236
Others	4,853,333	4,203,343
Total	96,965,515	78,038,058

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations;

(3)      Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and

(4)      Bradesco carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred. Therefore, such operations remained recorded in loans and advance to customer - property loans in the amount of R$ 8,762,498 thousand (2015 - R$ 7,510,739 thousand)..

a)     Composition by maturity of financial leasing and details of operating leases

	R$ thousand
	December 31
	2016	2015
Due within one year	578,965	475,211
From 1 to 2 years	375,073	183,676
From 2 to 3 years	109,611	17,262
Total	1,063,649	676,149

Total non-cancellable minimum future payments due on operating leases in 2016 are R$ 8,315,315  thousand, of which R$ 911,723 thousand is due within 1 year, R$ 3,512,338 thousand between 1-5 years and R$ 3,891,254 thousand with more than 5 years.

Bradesco F–141

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2016	2015 (1)
Common (one vote per share)	2,776,801,011	2,776,801,011
Preferred (no voting rights)	2,776,800,721	2,776,800,721
Subtotal	5,553,601,732	5,553,601,732
In treasury (common)	(4,575,045)	(4,036,925)
In treasury (preferred)	(17,141,588)	(17,141,589)
Total outstanding	5,531,885,099	5,532,423,218

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2014 (1)	2,772,974,845	2,764,940,693	5,537,915,538
Shares acquired and not cancelled	(210,760)	(5,281,560)	(5,492,320)
Number of shares outstanding on December 31, 2015	2,772,764,085	2,759,659,133	5,532,423,218
Shares acquired and not cancelled	(538,119)	-	(538,119)
Number of shares outstanding on December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2016 in proportion of one new share for every 10 shares held.

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

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law no6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

Subsequent to the date of approval of these Financial Statements, in the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 51,100,000 thousand to R$ 59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law no 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

F-142        IFRS – International Financial Reporting Standards – 2016

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

In 2016 the Organization distributed dividends (including interest on equity) of R$ 6,975,782  thousand, being attributed to the shareholders, the amount per share of R$ 1.20 for common shares and R$ 1.32 for preferred shares (2015 - R$ 6,034,964 thousand, R$ 1.04 for common shares and R$ 1.14 for preferred shares).

Bradesco F–143

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

The main transactions with related parties are presented as follows:

	R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	December 31
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Loans and advances to banks	-	-	1,033,479	223,874	-	-	1,033,479	223,874
Other assets	-	-	6,128	11,277	-	-	6,128	11,277
Liabilities
Deposits from customers	1,374,940	114,245	62,928	47,436	86,594	69,429	1,524,462	231,110
Funds from securities issued	5,755,615	822,271	398,549	970,906	823,527	716,400	6,977,691	2,509,577
Corporate and statutory obligations	1,770,149	1,279,382	-	-	-	-	1,770,149	1,279,382
Other liabilities	-	-	13,704	24,811	-	-	13,704	24,811

F-144        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Controllers (1)			Joint control and associated companies (2)			Key management personnel (3)			Total
	Years ended December 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Revenues and expenses
Net Interest income	(1,129,931)	(78,813)	(48,065)	(41,814)	(426)	(34,732)	(108,333)	(88,344)	(81,337)	(1,280,078)	(167,583)	(164,134)
Other revenues	-	-	-	360,286	337,070	43,663	-	-	-	360,286	337,070	43,663
Other expenses	(2,391)	(2,160)	(1,485)	(224,444)	(246,504)	(110,544)	-	-	-	(226,835)	(248,664)	(112,029)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 2; and

(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco F–145

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

For 2016, the maximum amount of R$ 474,500  thousand (2015 - R$ 349,900 thousand) was set for Management compensation and R$ 268,100 thousand (2015 - R$ 353,000 thousand) to finance defined contribution pension plans. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, in the name of Directors, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with National Monetary Council Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2016	2015	2014
Salaries	441,592	309,864	319,743
Total	441,592	309,864	319,743

Post-employment benefits

	R$ thousand
	Years ended December 31
	2016	2015	2014
Defined contribution supplementary pension plans	251,250	311,670	322,726
Total	251,250	311,670	322,726

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

F-146        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

b)   Equity participation

Together directly, members of the Board of Directors and Board of the Executive Officers had the following shareholding in Bradesco:

	December 31
	2016	2015
Common shares	0.7%	0.6%
Preferred shares	1.1%	1.1%
Total shares (1)	0.9%	0.8%

(1)  In 2016, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 2.8% of common shares, 1.2% of preferred shares and 2.0% of all shares (2015 – 2.7% of common shares, 1.1% of preferred shares and 1.9% of all shares).

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	December 31
	2016	2015
Commitments to extend credit (1)	237,019,535	194,191,498
Financial guarantees (2)	78,949,483	69,882,893
Letters of credit for imports	329,015	245,751
Total	316,298,033	264,320,142

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

Bradesco F–147

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of existing standards in future periods

•       IFRS 9 Financial Instruments: Recognition and Measurement - IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is applied for financial instruments and will be adopted retrospectively on the date of entry into force of the standard on January 1, 2018. The new standard includes new classification models, as follows: (i) all of the financial assets are initially classified according to the business model and submitted to the SPPI test; (ii) the standard divides all of the financial assets that are presently within the scope of IAS 39 into two measurement types: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of the new IFRS. IFRS 9 replaces the 'incurred loss' model in IAS 39 with a forward looking 'expected credit loss' (ECL) model. This will require considerable judgment over how changes in economic factors affects ECLs. The new standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39.

The new standard will require the Organization to review its accounting processes and internal controls related to the classification and measurement of financial instruments. The effective impact of the adoption of IFRS 9 in the financial statements is still being evaluated and will be concluded by the date of entry into force of the standard, however, it is expected an increase in the provision for credit, due to the anticipation of the recognition of the loss.

•       IFRS 15 - Revenue from Contracts with Customers - requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the company's expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICs 13, 15 and 18), and shall be applicable from January, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed by the entry into force of the standard.

•       (3) IFRS 16 - Leasing. The main changes in relation to IAS 17 for lessees are: (i) there is no longer classification in operating and financial leasing; and (ii) all leasing operations are activated and posted in liabilities, and interest and liabilities must be recognized in depreciation / amortization, using the current financial lease procedure. There are optional exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard, as lessors continue to classify leases as finance or operating leases. IFRS16 replaces IAS17 and will be applicable as of January 1, 2019 and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force of the standard.

43)  Other information

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

2.     Unconsolidated structured entities are unconsolidated entities that the Organization does not control, but which have a contractual and non-contractual involvement, and provide variability of returns arising from the performance. The organization has an involvement with structured entities through management of investment funds and portfolios making management fees and consortium management.

The main unconsolidated structured entities are, (i) the investment funds managed by Organization, whose nature and involvement, generating management fees and investment in units for funds, the assets of managed funds and non consolidated in 2016 were R$ 426,390,575 thousand (2015 -

F-148        IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ 344,075,899 thousand) and revenues earned in 2016 were R$ 1,079,653 thousand (2015 - R$ 1,054,424 thousand and 2014 - R$ 1,168,787 thousand) and (ii) the consortium which nature and involvement is related to generation management fees of consortium quotas, represented by groups of quotaholders formed to aquire specific goods, whose assets in 2016 were R$ 71,075,119  thousand (2015 – R$ 57,440,902 thousand) and the revenues were in 2016 R$ 1,278,753 thousand (2015 – R$ 1,040,109 thousand and 2014 – R$ 880,373 thousand).

3.     In May, 2016, Bradesco became aware of the indictment of three members of its Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots". On July, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. Bradesco is cooperating with the authorities and appropriate regulatory authorities, providing the information requested, in Brazil and abroad.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June, 2016. On September, 2016, Bradesco voluntarily attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December, 2016. On October, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April, 2012 and July, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May, June and July, 2016. Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support a risk assessment.

4.     The subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

5.     In October 2016, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") signed a deal whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will assume the insurance operations of P&C (Property and Casualty) and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity stake of 40% in Swiss Re Corporate Solutions Brasil and the other 60% stake will remain with its controller Swiss Re Corso. The transaction is subject to approval by the competent authorities and other contractual terms commonly used for this type of transaction.

44)  Subsequent events

There were no other events after the reporting period that need to be adjusted or disclosed in these consolidated financial statements as at December 31, 2016.

Bradesco F–149

For further information, please contact:

Board of Executive Officers

Alexandre da Silva Glüher

Executive Vice-President and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

 Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

 Brazil

www.bradesco.com.br/ir