Form 20-F
period 2017-12-31
BANK BRADESCO
filed 2018-04-30
CIK 1160330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
(Address of principal executive office)

Denise Pauli Pavarina (Executive Managing Officer and Investor Relations Officer)
E-mail: denise.pavarina@bradesco.com.br
Telephone: +55 11 3684-4011
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2017:

3,049,448,563	Common Shares, without par value
3,035,625,047	Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer, large accelerated filer or emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Emerging Growth Company ☐

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

Our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 and the corresponding notes, which are included under "Item 18. Financial Statements" of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We use accounting practices adopted in Brazil for financial institutions authorized to operate by the Central Bank of Brazil (Banco Central do Brasil), or the "Central Bank," for certain purposes, such as performance assessment, decision-making, preparation of reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission (CVM) and determining dividend and federal income tax payments.

Some data related to economic sectors presented in this annual report was obtained from the following sources: B3 (Brasil, Bolsa, Balcão) or (“B3”); Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or ("ABECS"); Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or ("ABEL"); Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or ("ANBIMA"); Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or ("ANS"); Central Bank; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or ("BNDES"); National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or ("FENAPREVI"); Getulio Vargas Foundation (Fundação Getulio Vargas), or ("FGV"); and Private Insurance Superintendence (Superintendência de Seguros Privados), or ("SUSEP").

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively, and together our "shares." References to “preferred share ADSs” in this annual report are to preferred share American Depositary Shares, each representing one preferred share. The preferred share ADSs are evidenced by preferred share American Depositary Receipts, or preferred share ADRs, issued pursuant to an Amended and Restated Deposit Agreement, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (the “Preferred Share ADS Deposit Agreement”).

References to "common share ADSs" in this annual report are related to common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to an Amended and Restated Deposit Agreement dated as of December 11, 2015, by and among us, The Bank f New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the "Common Share ADS Deposit Agreement" and, together with the “Preferred Share ADS Deposit Agreement,” the "Deposit Agreements").

References throughout this annual report to "ADSs" are to our preferred share ADSs and common share ADSs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

This annual report translates certain real amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted in this annual report, all such real amounts have been translated at the rate of R$3.3238 per US$1.00, which was the Central Bank rate published on March 29, 2018. Such conversion

4 Bradesco

FORWARD-LOOKING STATEMENTS
Form 20-F

should not be construed as a representation that the real amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate.

FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

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

5 Form 20-F – December 2017

PART I
Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and audited by KPMG Auditores Independentes, an independent registered public accounting firm. The data as of and for the years ended December 31, 2017, 2016 and 2015 is derived from our consolidated financial statements included in this annual report. The data for the years ended December 31, 2014 and 2013 is derived from our consolidated financial statements, which are not included herein.

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data

Year ended December 31,	US$ in thousands (1)	R$ in thousands
	2017	2017	2016	2015	2014	2013
Data from the Consolidated Statement of Income
Interest and similar income	37,978,316	126,232,328	147,700,375	127,048,252	103,893,096	90,682,625
Interest and similar expenses	(22,741,866)	(75,589,415)	(91,037,386)	(71,412,210)	(53,847,329)	(41,382,142)
Net interest income	15,236,450	50,642,913	56,662,989	55,636,042	50,045,767	49,300,483
Fee and commission income	6,844,223	22,748,828	20,341,087	17,856,873	16,759,980	14,535,723
Fee and commission expenses	-	-	(36)	(36,203)	(20,724)	(36,041)
Net fee and commission income	6,844,223	22,748,828	20,341,051	17,820,670	16,739,256	14,499,682
Net gains/(losses) on financial instruments classified as held for trading	2,895,213	9,623,108	16,402,770	(8,252,055)	(1,933,003)	(5,790,089)
Net gains/(losses) on financial instruments classified as available for sale	171,598	570,358	(1,341,400)	(671,810)	(991,894)	(6,100,782)
Losses on investments held-to-maturity	(16,403)	(54,520)	-	-	-	-
Net gains/(losses) on foreign currency transactions	428,111	1,422,957	150,757	(3,523,095)	(1,244,680)	(1,093,597)
Net income from insurance and pension plans	1,877,366	6,239,990	4,155,763	5,497,505	5,411,845	6,933,680
Impairment of loans and advances	(5,072,759)	(16,860,835)	(15,350,278)	(14,721,152)	(10,291,386)	(9,623,870)
Personnel expenses	(6,234,811)	(20,723,265)	(17,003,783)	(14,058,047)	(13,667,639)	(12,354,418)
Other administrative expenses	(5,079,265)	(16,882,461)	(16,149,563)	(13,721,970)	(12,971,521)	(12,151,537)
Depreciation and amortization	(1,374,501)	(4,568,568)	(3,658,413)	(2,942,003)	(2,932,687)	(2,740,830)
Other operating income/(expenses)	(3,048,726)	(10,133,357)	(14,004,162)	(12,988,553)	(10,223,083)	(7,622,240)
Income before income taxes and share of profit of associates and joint ventures	6,626,496	22,025,148	30,205,731	8,075,532	17,940,975	13,256,482
Share of profit of associates and joint ventures	517,002	1,718,411	1,699,725	1,528,051	1,389,816	1,062,687
Income before income taxes	7,143,498	23,743,559	31,905,456	9,603,583	19,330,791	14,319,169
Income tax and social contribution	(1,934,219)	(6,428,956)	(13,912,730)	8,634,322	(3,914,313)	(1,833,031)
Net income for the year	5,209,279	17,314,603	17,992,726	18,237,905	15,416,478	12,486,138
Attributable to shareholders
Controlling shareholders	5,141,514	17,089,364	17,894,249	18,132,906	15,314,943	12,395,920
Non-controlling interest	67,766	225,239	98,477	104,999	101,535	90,218

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.3238 per US$1.00, the Central Bank exchange rate on March 29, 2018. Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

6 Bradesco

3.A. Selected Financial Data
Form 20-F

Year ended December 31,	R$, except for number of shares
	2017	2016	2015	2014	2013
Data on Earnings and Dividends per Share (1)
Earnings per share (2)
Common	2.67	2.80	2.84	2.39	1.94
Preferred	2.94	3.08	3.12	2.64	2.13
Dividends/interest on equity per share (3)
Common	1.13	1.09	0.95	0.79	0.65
Preferred	1.24	1.20	1.04	0.86	0.70
Weighted average number of outstanding shares (1)
Common	3,049,448,563	3,049,448,563	3,050,040,493	3,050,272,329	3,050,272,329
Preferred	3,035,625,047	3,035,625,047	3,035,625,047	3,041,434,763	3,043,058,970
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

Year ended December 31,	In US$
	2017	2016	2015	2014	2013
Dividends/interest on equity per share (1)
Common	0.34	0.37	0.27	0.33	0.30
Preferred	0.38	0.41	0.29	0.36	0.33
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

7 Form 20-F – December 2017

3.A. Selected Financial Data
Form 20-F

As of December 31,	US$ in thousands (1)	R$ in thousands
	2017	2017	2016	2015	2014	2013
Data from the Consolidated Statement of Financial Position
Assets
Cash and cash equivalents	24,593,222	81,742,951	72,554,651	72,091,764	65,430,300	67,450,363
Financial assets held for trading	72,720,994	241,710,041	213,139,846	159,623,449	78,498,311	96,092,523
Financial assets available for sale	47,960,985	159,412,722	113,118,554	117,695,450	120,961,734	67,838,411
Investments held to maturity	11,735,399	39,006,118	43,002,028	40,003,560	25,071,031	23,069,026
Financial assets pledged as collateral	55,350,855	183,975,173	155,286,577	144,489,921	152,612,689	117,740,225
Loans and advances to banks, net of impairment	9,702,065	32,247,724	94,838,136	35,620,410	72,974,619	78,719,723
Loans and advances to customers, net of impairment	104,325,801	346,758,099	367,303,034	344,868,464	328,064,004	304,121,334
Non-current assets held for sale	457,601	1,520,973	1,578,966	1,247,106	1,006,461	832,546
Investments in associates and joint ventures	2,484,320	8,257,384	7,002,778	5,815,325	3,983,780	3,392,847
Premises and equipment	2,536,998	8,432,475	8,397,116	5,504,435	4,700,518	4,501,967
Intangible assets and goodwill, net of accumulated amortization	4,867,714	16,179,307	15,797,526	7,409,635	7,529,915	8,220,739
Taxes to be offset	3,166,428	10,524,575	7,723,211	6,817,427	6,130,191	5,293,116
Deferred income tax assets	13,157,203	43,731,911	45,116,863	45,397,879	28,388,183	25,661,079
Other assets	15,299,954	50,853,987	47,170,370	40,118,697	35,099,280	35,367,715
Total assets	368,359,540	1,224,353,440	1,192,029,656	1,026,703,522	930,451,016	838,301,614
Liabilities
Deposits from banks	86,033,296	285,957,468	301,662,682	293,903,391	279,940,227	243,100,373
Deposits from customers	78,827,982	262,008,445	232,747,929	194,510,100	210,031,505	216,218,057
Financial liabilities held for trading	4,294,783	14,274,999	13,435,678	19,345,729	3,315,573	1,826,382
Funds from issuance of securities	40,668,539	135,174,090	151,101,938	109,850,047	85,030,399	57,883,068
Subordinated debt	15,096,998	50,179,401	52,611,064	50,282,936	35,821,666	35,885,003
Technical provisions for insurance and pension plans	71,932,604	239,089,590	215,840,000	170,940,940	146,559,220	130,329,023
Other reserves	5,563,129	18,490,727	18,292,409	15,364,317	13,864,401	13,752,577
Current income tax liabilities	726,983	2,416,345	2,130,286	2,781,104	3,602,333	3,082,976
Deferred income tax assets	376,631	1,251,847	1,762,948	772,138	808,178	799,824
Other liabilities	29,429,215	97,816,824	96,965,515	78,038,058	69,185,709	63,321,405
Total liabilities	332,950,158	1,106,659,736	1,086,550,449	935,788,760	848,159,211	766,198,688
Shareholders’ equity
Capital	17,780,853	59,100,000	51,100,000	43,100,000	38,100,000	38,100,000
Treasury shares	(132,533)	(440,514)	(440,514)	(431,048)	(298,015)	(269,093)
Capital reserves	10,823	35,973	35,973	35,973	35,973	35,973
Profit reserves	14,886,945	49,481,227	50,027,816	49,920,020	43,765,349	34,122,503
Additional paid-in capital	21,209	70,496	70,496	70,496	70,496	70,496
Other comprehensive income	546,862	1,817,659	(398,708)	(4,002,724)	(659,501)	(1,102,887)
Retained earnings	2,208,012	7,338,990	4,907,381	2,096,710	1,153,439	927,314
Equity attributable to controlling shareholders	35,322,171	117,403,831	105,302,444	90,789,427	82,167,741	71,884,306
Non-controlling interest	87,211	289,873	176,763	125,335	124,064	218,620
Total equity	35,409,382	117,693,704	105,479,207	90,914,762	82,291,805	72,102,926
Total liabilities and equity	368,359,540	1,224,353,440	1,192,029,656	1,026,703,522	930,451,016	838,301,614

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.3238 per US$ 1.00, the Central Bank exchange rate on March 29, 2018. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

Exchange Rate Information

Over the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation:

In 2013, the real depreciated 14.6% against the U.S. dollar, reaching R$2.3426 as of December 31, 2013. In 2014, the real depreciated 13.4% against the U.S. dollar, reaching R$2.6562 as of December 31, 2014. In 2015, the real depreciated 47.0% against the U.S. dollar, reaching R$3.9048 as of December 31, 2015. In 2016, the real appreciated 16.5% against the U.S. dollar, reaching R$3.2591 as of December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, reaching R$3.3080 as of December 31, 2017.

On March 29, 2018, the exchange rate was R$3.3238 per US$1.00, a depreciation of 0.5% of the real against the U.S. dollar, when compared to December 31, 2017. Under the current floating exchange-rate system, the real may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

The following table sets forth the period‑end, average and high and low selling rates reported by the Central Bank at closing, for the periods and dates indicated:

8 Bradesco

3.B. Capitalization and Indebtedness
Form 20-F

2017
Period	Period-End	Average (1)	High (1)	Low (1)
2013	2.3426	2.1641	2.3725	1.9754
2014	2.6562	2.3586	2.6562	2.2025
2015	3.9048	3.3314	3.9729	2.6562
2016	3.2591	3.4849	4.0428	3.1811
2017
October	3.2769	3.1933	3.3082	3.0993
November	3.2616	3.1990	3.3082	3.0993
December	3.3080	3.2074	3.3082	3.0993
2018
January	3.1624	3.2352	3.3080	3.1624
February	3.2449	3.2384	3.3080	3.1624
March	3.3238	3.2598	3.3238	3.1624
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

The vast majority of our operations are conducted in Brazil and, accordingly, our results are significantly impacted by macroeconomic conditions in Brazil. The reorientation of the Brazilian economic policy, initiated in 2016, enabled the advancement of measures aimed at minimizing imbalances and raising the potential for growth. The anchoring of inflation expectations allowed the Central Bank to reduce the basic interest rate to the lowest level in history. From the fiscal perspective, despite advancements such as the approval of the Long Term Index (Taxa de Longo Prazo) or (“TLP”) and the recovery of revenues, concern regarding sustainability of Brazil’s national debt remained present, especially in light of the lack of progress in relation to pension reform.

The executive branch of the Brazilian government (or Federal Government) sought a vote on pension reform by Congress during the first half of 2018, which could only be achieved through an amendment to the Brazilian Federal Constitution (the "Brazilian Constitution"). However, due to the upcoming presidential, governors, senators and congressman elections in October 2018 and other political matters, the pension reform voting was postponed until after the elections or in 2019.

On February 16, 2018, President Michel Temer, by means of Decree No. 9,288/18 approved by the National Congress, determined a federal intervention in the State of Rio de Janeiro until December 31, 2018. The Brazilian Constitution cannot be amended during a federal intervention, pursuant to article 60, paragraph 1. On this basis, we believe that pension reform can only be voted on in 2019. However, it is important to highlight that, in accordance with the Brazilian Constitution, the intervention period may be reduced if the reasons for the intervention cease.

If pension reform is not voted by the end of 2018, we cannot predict if this will be pursued by the next president.

In 2014, the Brazilian Federal Police and the Prosecution Office commenced a series of anti-corruption investigations called "Operation Car Wash" ("Operação Lava Jato") in which, among other

9 Form 20-F – December 2017

3.D. Risk Factors
Form 20-F

matters, certain officers and employees of Petróleo Brasileiro S.A. ("Petrobras"), a Brazilian state-controlled company, were accused of accepting illegal payments in order to wrongly influence commercial decisions of Petrobras. During the course of 2014, 2015 and 2016, these anti-corruption investigations have expanded and have given rise to various criminal proceedings involving not only senior officers and employees of Petrobras but also senior officers of companies in Brazil, notably in the construction sector and some politicians. In the U.S., the SEC and the Department of Justice are also conducting their own investigations into a number of these allegations. The high-profile nature of these investigations may have momentarily harmed the reputation of Brazil, which could reduce investor confidence, making it more difficult for companies located in Brazil to obtain funding. We cannot predict how long the anti-corruption investigations will continue, or how significant the effects of the anti-corruption investigations may be for the Brazilian economy. If uncertainty surrounding the Brazilian economy continues, or if there is a material reduction in investor confidence as a result of these investigations, the results of our operations may be adversely affected.

In addition, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is a party to certain legal and administrative proceedings filed against Petrobras and other defendants, due to its role as underwriter in a note offering of Petrobras. An agreement in principle was reached to settle those proceedings in January 2018, though it must be ratified by a judge before coming into effect. We or our subsidiaries may become a party to other legal and/or administrative proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and our results of operations.

On December 2, 2015, the Brazilian House of Representatives opened impeachment proceedings against the then-President Dilma Rousseff, alleging non-compliance with the fiscal responsibility law. The Brazilian House of Representatives and the Brazilian Senate voted in favor of the admissibility of the impeachment proceedings on April 17, 2016 and on May 12, 2016, respectively. Due to the favorable vote of the Senate, President Rousseff was removed from the presidency for up to 180 days to defend herself in her impeachment trial. During the 180-day trial period, the Vice-President of Brazil acted as President. On August 10, 2016, the Brazilian Senate approved the report of its special impeachment committee which recommended that President Dilma Rousseff should be brought to trial by the upper house of the Brazilian legislature. On August 31, 2016, President Dilma Rousseff was found guilty, losing her mandate, and Vice-President Michel Temer took office for the remainder of the term until January 1, 2019.  However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and on the approval of reforms that are being promoted by the new President. Further, the initial mandate by Dilma Rousseff and Michel Temer following the general election in 2014 was under review by the Superior Election Tribunal (Tribunal Superior Eleitoral), but the charges against Michel Temer were dismissed. In May 2017, the Brazilian media revealed new allegations of corruption involving businessmen and certain high-profile political figures, including President Temer, which had a significant effect on the stock market and the value of the real. The Attorney-General presented two accusations against Mr. Temer before the Brazilian Supreme Court (Supremo Tribunal Federal), or ("STF"), on June 26, 2017 and on September 15, 2017, respectively. The Brazilian House of Representatives voted against the admissibility of both charges, on August 2, 2017 and on October 25, 2017, respectively. Approval of the Brazilian House of Representatives is a necessary requirement for the STF to judge a Brazilian President during his term in office. Any further allegations involving the President are yet to be confirmed through judicial and official investigations, however, they could lead to uncertainty regarding the possibility of Michel Temer facing judicial actions and/or an impeachment process. For instance, on February 27, 2018, the STF authorized an extension for 60 days of the investigation into whether Michel Temer accepted bribes to benefit companies in the Port of Santos, and on March 5, 2018 it authorized the disclosure of the President's banking information. The progress of this investigation and the possibility of new accusations may significantly change the Brazilian political climate.

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

10 Bradesco

3.D. Risk Factors
Form 20-F

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

In October 2018, Brazil will have presidential elections and we cannot guarantee that the successor of President Michel Temer will maintain the same economic policies adopted by the previous management. If the Brazilian government decides to make significant changes in the economic policy, as from 2019, these changes may adversely affect our operating results and the market value of our shares, preferred shares ADSs and common shares ADSs, as well as the Brazilian economy in overall.

In addition, uncertainties about the current and future government can influence the perception of risk of Brazil among foreign investors, which can in turn adversely affect the market value of our shares, preferred shares ADSs and common shares ADSs. The market value of Brazilian companies became more volatile during the previous presidential elections.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated during the following four years and was interrupted in 2016. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive but also make managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

11 Form 20-F – December 2017

3.D. Risk Factors
Form 20-F

As of December 31, 2017, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 4.4% of our total assets. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their originated currency. In addition, our lending transactions depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

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

The memory of and potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, which intensified after 1999 as a result of the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. Current economic policy in Brazil is premised on a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. In 2017, Brazil’s rates of inflation reached 3.0%, 6.3% in 2016 and 10.7% in 2015, as measured by the Extended Consumer Price Index - “IPCA” (Índice Nacional de Preços ao Consumidor Amplo).

The recent government measures to combat inflation include maintaining an expansive monetary policy to reduce the interest rates in order to increase the availability of credit and drive the economic growth. Decreases in the base interest rate (“SELIC”) set by the Central Bank Committee on Monetary Policy (Comitê de Política Monetária – “COPOM”) may have an adverse effect on us by reducing the interest income we receive from our interest-earning assets and lowering our revenues and margins. Increases in SELIC rate may also have an adverse effect on us by reducing the demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default.

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

Changes in base interest rate by the Central Bank may materially adversely affect our margins and results of operations.

The stabilization of inflation allowed the Central Bank to reduce the basic interest rate to the lowest level in history. The base interest rate (SELIC) was 7.0%, 13.75% and 14.25% per annum (“p.a.”) as of December 31, 2017, 2016 and 2015, respectively. Changes in the base interest rate may adversely affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the

12 Bradesco

3.D. Risk Factors
Form 20-F

economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

The COPOM adjusts the SELIC rate in order to keep inflation within the range of targets set by the National Monetary Council (CMN) to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the SELIC rate or how often such a rate is adjusted.

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

The exit of the United Kingdom (the “U.K”) from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K.’s exit from the European Union (so-called “Brexit”). On March 29, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The ongoing process of negotiations between the U.K. and the European Union will determine the future terms of the U.K.’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Brexit could lead to potentially divergent laws and regulations as the U.K. determines which European Union laws to replace or replicate. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, could adversely affect European or global economic or market conditions and investor confidence. This could, in turn, adversely affect our business and/or the market value of our shares, preferred share ADSs and common share ADSs.

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

Risks relating to us and the Brazilian banking industry

We may be subject to negative consequences of the judicial process arising from Operation Zelotes, including the filing of a class- action lawsuit.

On May 31, 2016, a lawsuit was filed against three members of our Diretoria Executiva, within the so-called "Operação Zelotes” or “Operation Zealots,” which investigates the alleged improper performance of members of the Federal Administrative Tax Court (Conselho Administrativo de Recursos Fiscais – "CARF"). On July 28, 2016, the Federal Public Prosecution Office pressed charges against three officers of our Diretoria Executiva and a former member of our Board of Directors. The charges were received for processing by the Judge of the Tenth Federal District Court of the Federal District of Brazil. The executives have already submitted their respective defenses in the criminal proceeding and moved to dismiss the charges against them. At present, two of the three members of our Organization remain defendants in the proceeding. The process went through discovery phase and the next step is the presentation of closing arguments by the parties. After that, the judge will give a decision on the merits.

 Our Management conducted an internal evaluation of the records and documents related to the indictment and found no evidence of any unlawful conduct by our representatives. We provided all informations to the competent authorities and regulators in Brazil and abroad.

 Following news reports of the Operation Zealots, a putative class-action lawsuit was filed in the US District Court for the Southern District of New York on June 3, 2016 asserting claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934. On October 21, 2016, the Court-appointed Lead

13 Form 20-F – December 2017

3.D. Risk Factors
Form 20-F

Plaintiff submitted an Amended Class Action Complaint naming us and the three members of our Diretoria Executiva who were indicted. The lawsuit alleges that investors who purchased our preferred ADSs between April 30, 2012 and July 27, 2016 suffered damages due to a supposed violation of U.S. securities laws.

On September 29, 2017, the Court decided to limit the claim to investors who acquired preferred ADSs between August 8, 2014 and July 27, 2016. The discovery phase has started and, because the lawsuit is in a preliminary stage, it is not possible at present to estimate the exposure and not enough elements are available to conduct a risk assessment.

We were also summoned by the internal affairs committee of the Brazilian Ministry of Finance to follow an Administrative Procedure to Determine Liability (Processo Administrativo de Responsabilização – “PAR”). This procedure carries the possibility of a fine being levied against us and/or inclusion of our name in public lists which may in turn restrict our ability to conduct business with state-owned entities.

Developments in the criminal proceeding may result in negative publicity for us, and we cannot predict what conclusion the Courts and other authorities may come to in connection with it. An adverse conclusion of this proceeding could result in legal exposure and other penalties for us negatively affect our reputation, financial condition and results of operations.

We may be subject to negative consequences from the “Operation Greenfield” investigation.

The Federal Police is conducting an investigation called "Operação Greenfield," or "Operation Greenfield," into allegations of fraud involving certain pension funds. Our wholly-owned subsidiaries BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. ("BEM") and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários ("BRAM"), as well as two of their managers were mentioned by the Federal Police in relation to Operation Greenfield as they were responsible for the administration and management of an Equity Investment Fund, named Fundo de Investimento em Participações FIP Enseada (“FIP Enseada”). In the course of the investigation, the Federal Court authorized the seizing of a number of documents, and blocked the assets of BEM. In order to have its assets unblocked, BEM, together with BRAM signed a commitment, which was approved by the Tenth Federal Court of the Federal District, to release their assets in exchange for the provision of guarantees totaling R$104 million. In December 2017, an agreement between BEM, BRAM, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF, Agência de Fomento do Estado do Amazonas S/A – AFEAM (all investors of FIP Enseada), and the Federal Public Prosecution Office was affirmed by the Tenth Federal Court of the Federal District pursuant to which: (i) BEM and BRAM committed to pay R$113 million; (ii) BEM, BRAM and its managers and officers committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena; and (iii) BEM and BRAM committed to perform an independent internal investigation, in exchange for having their guarantees released. On December 11, 2017, the payment was made and the guarantees were released. BEM and BRAM did not acknowledge any civil or criminal liability by entering into this commitment. Additionally, internal evaluations indicate that there was no illegal conduct in the activities and the corresponding reports were submitted to the Federal Public Prosecution Office.  The ongoing Operation Greenfield investigation may result in negative publicity for us and our subsidiaries, and we cannot predict what conclusion the Federal Police and other competent authorities, especially the Federal Public Prosecution Office may come to in connection with this investigation. A conclusion adverse to BEM and BRAM, or their managers, could negatively affect our reputation, financial condition and results of operations. In March 2018, the Federal Public Prosecution Office commenced proceedings in relation to the Operation Greenfield investigation. These proceedings did not include any of our officers, directors or employees.

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Historically, our loans and advances to customer portfolios registered an increase.However in 2017, due to the recession in the Brazilian economy, it experienced a decrease. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

As of December 31, 2017, our provision for impairment of loans and advances increased by 9.2% when compared to December 31, 2016, while our portfolio of loans and advances to customers decreased by 4.7% driven by the reduction of corporate customers' outstanding loans (which reduced 9.6%). Outstanding loans for individuals increased 1.8% over that same period.

As of December 31, 2016, our provision for the impairment of loans and advances decreased by 2.6% when compared to December 31, 2015, while our portfolio of loans and advances to customers increased by 5.9% over that same period (driven principally by our acquisition of the operations of HSBC Brasil).

14 Bradesco

3.D. Risk Factors
Form 20-F

Our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total loans overdue for over ninety days in relation to the total portfolio of loans and advances decreased to 4.7% in 2017. In 2016, our delinquency ratio increased to 5.5%, compared to 4.1% in 2015.

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

Adverse conditions in the credit and capital markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements, which are largely guaranteed by Brazilian government securities. These types of transaction are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening credit risk, the cost of these transactions could increase, making this source of funding inefficient for us. For further information about obligations for repurchase agreements, see “Item 4.B. Business Overview – Other funding sources.”

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

Competition has increased as a result of consolidations among financial institutions in Brazil and as a result of regulations by the CMN that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increasing our customer base and expanding our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities.

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

The value of certain investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2017, the investments in financial assets held for trading and available for sale represented 32.8% of our assets, and realized gains and losses or unrealized gains and losses for financial assets held for trading and available for sale have had and may continue to have a significant impact on the results of our operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances when they

15 Form 20-F – December 2017

3.D. Risk Factors
Form 20-F

are recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and we believe that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods, and we may not successfully realize the appreciation in our consolidated investment portfolio or any portion thereof.

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

•      earmarked credit transactions, such as housing loans and rural credit;

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

16 Bradesco

3.D. Risk Factors
Form 20-F

A majority of our common shares are held, directly and indirectly, by one shareholder and none of our Board members are independent; accordingly, their interests may conflict with those of our other investors.

As of December 31, 2017, Fundação Bradesco directly and indirectly held 57.0% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

Our Board of Directors has 8 members, none of whom are considered independent in accordance with the criteria included in Law No. 6,404/76 (the "Brazilian Corporate Law"), which states that only individuals may be appointed to a company's board of directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. As a result, the interests of our Board of Directors may not always be in line with the interests of our common shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated to Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

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

As of December 31, 2017, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$66.7 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For further information on compulsory deposits, see "Item 4.B. Business Overview- Deposit - taking activities."

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

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in

17 Form 20-F – December 2017

3.D. Risk Factors
Form 20-F

force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the STF, in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (“EC 40/03”) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02 (or the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the SELIC rate, the base interest rate established by COPOM, which was 7.0% p.a. as of December 31, 2017 and 13.75% p.a. as of December 31, 2016; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172, of October 25, 1966, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

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

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

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

Our information technology systems could suffer shortages or become unavailable for a given period of time due to external factors, including events which are wholly or partially beyond our control, such as:

18 Bradesco

3.D. Risk Factors
Form 20-F

cyber-attacks, protests which could prevent individuals from entering our buildings, changes to the regulatory framework, electrical or telecommunications outages, systems failures, resulting from human error or not, or other events involving third parties and suppliers.

Due to the nature of our operations as well as the global context, where there is an ever-increasing integration among platforms, dependency on technology and on the internet, a higher exposure to viruses, malicious software and cyber-attacks is a business reality, which may unexpectedly impair the operations and integrity of our systems that manage and store sensitive and/or confidential information for our business and operations.

We and other financial institutions, including governmental entities, have already experienced attacks on our information technology systems. Due to the controls we have in place, we have not experienced any material loss of data from these attacks to date, neither from a hardware nor from a data information loss perspective.  However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of attacks, it is not possible to predict all the means that will be used by individuals or organizations with harmful intent , which could impact our capacity to effectively foresee and/or avoid all attacks in the future.

As a result, all the risks mentioned above could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other administrative penalties.

The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013, but was recently interrupted. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the account holders for the non-adjustment of those amounts.

The STF gave a ruling on an individual case, in the sense that the sentences on class actions proposed by associations questioning inflationary purges only benefit consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are current account holders and that had suffered losses related to inflationary purges, were or were not associated with the association, plaintiff of the class action).

In addition, in connection with a related sentence, the Brazilian Supreme Court Justice(“STJ”) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch's attorney (Advocacia Geral da União), or ("AGU"), the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims and established a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018, but it is still subject to appeals. As this is a voluntary settlement, Bradesco is unable to predict how many savings account holders will accede to it.It is possible that all major Brazilian banks, may incur material costs as a result.

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

19 Form 20-F – December 2017

3.D. Risk Factors
Form 20-F

– Business Overview – Risk management."

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

Under Brazilian Corporate Law and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances (see "Item 10.B. Memorandum and Articles of Association – Organization – Voting Rights," for further information on voting rights of our shares). As such, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

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

20 Bradesco

3.D. Risk Factors
Form 20-F

similarly limited.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the preferred share ADSs and common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares, underlying the preferred share ADSs and common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 52.2% of the aggregate market capitalization in December 2017.

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

In March 2013, CMN Resolution No. 4,193/13 was issued in an effort to further implement the Basel III Accord in Brazil. Pursuant to such rule, a restriction of dividend and interest payments on equity may be imposed by the Central Bank in the event of non-compliance with the additional capital requirements established by the Central Bank, as further described in "Item 5.B. Liquidity and Capital Resources – Capital adequacy and leverage.”

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

21 Form 20-F – December 2017

3.D. Risk Factors
Form 20-F

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

The payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (“FATCA”).

The United States has enacted rules, commonly referred to as FATCA, that generally impose a new reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil (the “IGA”). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the preferred share ADSs or common share ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the preferred share ADSs or common share ADSs in the future. Similar to the FATCA, the Common Reporting Standard ("CRS") is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Cooperation and Development (“OECD”) and the Multilateral Competent Authority Agreement, applicable to the countries signatory to the norm. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see "Item 4.B. Business Overview – Regulation and Supervision."

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

Brazilian law requires that parties obtain registration with the Central Bank in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration with the Central Bank for payment of dividends or other cash distributions relating to the shares or after disposal of the shares. If you exchange your preferred share ADSs or common share ADSs for the underlying shares, however, you may only rely on the custodian's certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank and the CVM, in order to obtain and remit U.S. dollars abroad after the disposal of the shares

22 Bradesco

ITEM 4. INFORMATION ON THE COMPANY
Form 20-F

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

Since 2009, we operate in all Brazilian municipalities, and our large banking network enables us to be closer to our customers, thereby enabling our managers to develop knowledge as to economically active regions and other important conditions for our business. This knowledge helps us assess and mitigate risks in credit transactions, among other risks, as well as to meet the specific needs of our customers.

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

As of December 31, 2017, we had, on a consolidated basis:

•   R$1.2 trillion in total assets;

•   R$373.8 billion in total loans and advances to customers;

•   R$265.2 billion in total deposits;

•   R$117.7 billion in equity, including non-controlling interest;

•   R$239.1 billion in technical reserves for our insurance and pension plan business;

•   R$51.3 billion in foreign trading financing;

•   47.6 million insurance policyholders;

•   25.8 million checking account holders;

•   63.4 million savings accounts;

•   2.9 million capitalization bonds holders;

•   2.8 million pension plan holders;

•   2,198 Brazilian corporate groups and multinational companies in Brazil as ”Corporate” customers;

23 Form 20-F – December 2017

4.A. History and Development of the Company
Form 20-F

•   an average of 43.8 million daily transactions, including 1.4 million in our 4,749 branches and 42.4 million through Digital Channels, such as Bradesco Celular, Internet, Automatic Teller Machines, or ATMs, and telephone (Fone Fácil);

•   a nationwide network consisting of 4,749 branches and 4,827 service centers and electronic in-company service centers, 35,590 active ATMs of our own network, and 21,259 ATMs available under the Banco24Horas brand for cash withdrawals, account balance information, obtaining statements and, take out loans, perform collections, transfers between Bradesco accounts,  DOC/TED (types of bank transfer), pre-paid card and “proof of life” to INSS (physical proof of the existence of the old age pensioner or survivor to maintain the right to the social benefit) and services such as scheduled withdrawals via mobile apps, the purchase of foreign currency and immediate deposit (which makes the funds immediately available);

•  98,808 employees. For more information on our employees, see “Item 6.D. Employees”; and

•   a total of three branches and nine subsidiaries located in New York, London, the Cayman Islands, Buenos Aires, Luxembourg, Hong Kong and Mexico.

Recent acquisitions

In July 2016, we announced to the market the acquisition of 100% of the share capital of HSBC Brasil.

In July 2015, we signed a purchase contract for the acquisition of 100% of the share capital of HSBC Brasil. The acquisition was approved by the Central Bank in December 2015 and by the Administrative Council for Economic Defense (“CADE”) in June 2016, subject to an Agreement on Concentration Control, and therefore approved by all relevant regulatory bodies. The purchase was completed in July 2016, for R$16 billion. In October 2016, a Shareholders’ Meeting approved the spin-off of HSBC Brasil and the integration of its staff and operational and technological platforms, resulting in the replacement of the HSBC brand in then-existing service network and providing greater synergy in its operations.

With the acquisition, we took over all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all branches and clients. The acquisition allowed us to grow in scale and optimize our platforms, while increasing national coverage, consolidating our leadership in a number of branches in several states, and strengthening our presence in the high-income segment. The acquisition also enabled us to expand our operations, increasing the range of products offered in Brazil, especially in the insurance, credit card and asset management segments.

Other strategic alliances

In July 2017, we announced that Bradesco Seguros S.A. (“Bradesco Seguros”) and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”) completed the transaction announced in October 2016, by signing a shareholders' agreement pursuant to which: (i) Swiss Re Corporate Solutions Brasil Seguros S/A (“Swiss Re Corporate Solutions Brasil”) assumed part of the insurance operations of Bradesco Seguros, the property and casualty (P&C) and the transport (together "Large Risk Insurance"), having exclusive access to Bradesco clients to market Large Risk Insurance solutions; and (ii) Bradesco Seguros became the holder of 40.0% of Swiss Re Corporate Solutions Brasil's shares and the other 60% remained with its controller Swiss Re Corso. The transaction was approved by the SUSEP, by the CADE and by the Central Bank.

In May 2017, Bradesco Seguros, together with the other shareholders of IRB Brasil RE ("IRB"), authorized IRB to request to the CVM: (i) registration as a publicly-traded company and authorization to conduct the Initial Public Offer (IPO) of IRB, in accordance with CVM Instructions No. 400/03 and No. 480/09; and (ii) registration to perform a secondary offering of common shares, in accordance with CVM Instruction No. 400/03. In July 2017, the book building procedure of the offer ended and Bradesco sold part of its shares. Bradesco Seguros now holds 15.23% stake in the share capital of IRB (stake calculated excluding shares held in treasury).

In June 2017, Bradesco entered into agreements with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A. to create a company to manage credit intelligence ("GIC"). The company will develop a database to add, reconcile and handle the profile and credit information of individuals and legal entities who authorize their inclusion in the database, as required by the applicable rules. The control of the company will be shared between the banks and each of them will hold 20% of its share capital.

BRAM has developed important alliances as part of its internationalization strategy, expanding the number of platforms through which its investment funds are offered in the European, Latin American and

24 Bradesco

4.A. History and Development of the Company
Form 20-F

Asian markets. Through personal management and investment advisory agreements, we offer Brazilian investors the opportunity to invest in global equity funds, with a focus on the U.S., Europe and Asia, besides the global funds. In Europe, BRAM offers to overseas investors funds domiciled in Luxemburg with different strategies under the Bradesco Global Funds family, launched in 2009. In Japan, Mitsubishi Kosukai UFJ Asset Management (“MUKAM”), our partner, offers fixed income funds and equity funds managed by BRAM since 2008 to retail investors wishing to invest in the Brazilian market. In Chile our partner Larrain Vial offers to Chilean investors a variable income fund managed by BRAM since 2008.

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

We believe that our position as one of the leading financial institutions in Brazil, with a presence in all Brazilian regions through a broad network of distribution channels and with exposure to individuals of all income levels as well as large, mid‑sized and small businesses, will allow us to maintain the organic growth strategy. We will also continue to expand the insurance, pension and capitalization bonds business segment, in order to consolidate our leadership in this sector. As part of this strategy, we intend to increase the sales of our traditional banking, insurance, pension and capitalization bonds products through our wide branch network, our internet distribution services and other distribution channels. We are committed to investing significantly in our IT platform to support such growth. In addition, we intend to continue to leverage our relationships with corporate clients and high-income individuals to further develop our investment banking, private banking and asset management operations through Bradesco BBI, Banco Bradesco Europa, Bradesco Securities and other subsidiaries in Brazil and other key financial centers such as London, New York and Hong Kong.

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

25 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

The data for these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Management uses various data, including financial data in conformity with BR GAAP and non-financial metrics compiled on different bases. For further information on differences between the results on a consolidated basis and by segment, see "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2017 compared with the year ended December 31, 2016” and "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015.”

As of December 31, 2017, according to the sources cited in parentheses below, we were:

•      one of the leading banks in terms of savings deposits, with R$103.3 billion, accounting for 18.3% of Brazil's total savings deposits (Central Bank);

•      one of the leaders in BNDES onlendings, with R$5.9 billion in disbursements (BNDES);

•      one of the leaders in automobile financing loans, with a market share of 13.8% (Central Bank);

•      the leading bank in benefit payments from the INSS, with over 10.7 million INSS retirees, beneficiaries and other pensioners, accounting for 30.9% of the total number of INSS beneficiaries (INSS);

•      one of the leaders in leasing transactions in Brazil, with an outstanding amount of R$2.2  billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (ABEL);

•      Brazil’s largest private fund and investment manager, through our subsidiary BRAM, with R$666.6 billion in assets under management (ANBIMA), taking into account managed portfolios;

•      one of the leaders in the third-party asset management business, with R$591.5 billion in managed assets, in addition to R$222.2 billion in assets managed though our subsidiary and BEM, specialized in trust, custody and controllership of asset management services (ANBIMA);

•      the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios,” with 1,410,736 quotas in three segments, including: (i) automobiles and motorcycles, with 1,113,860 quotas; (ii) real estate, with 249,893 quotas; and (iii) trucks/tractors/machinery and equipment, with 46,983  quotas (Central Bank); and

•      the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 25.9% market share (SUSEP/ANS), through Grupo Bradesco Seguros, which mainly comprises: Bradesco Seguros S.A., or “Bradesco Seguros” and its subsidiaries: (i) Bradesco Vida e Previdência S.A., or “Bradesco Vida e Previdência;” (ii) Bradesco Capitalização S.A., or “Bradesco Capitalização;” (iii) Bradesco Auto/RE Companhia de Seguros S.A., or “Bradesco Auto/RE;” and (iv) Bradesco Saúde S.A., or “Bradesco Saúde.” The Group’s

26 Bradesco

4.B. Business Overview
Form 20-F

total revenues in 2017 were R$76.3 billion in insurance premiums, pension plan contributions and capitalization bond income.

The main awards and acknowledgments that we received in 2017 are as follows:

•      the most valuable brand in the Brazilian financial market, according to the ranking published by IstoÉ Dinheiro magazine in partnership with consultancy firm Kantar Vermeer, a division of the British WPP group;

•       was ranked in the first position in the "Financial Sector" category and mentioned among the "10 most innovative companies in Brazil", in the third yearbook Valor Inovação Brasil (Valor Econômico Newspaper and Consultoria Network PwC);

•      Bradesco BBI was awarded the title of best investment bank of Brazil in 2017 in the 17th edition of "Best Investment Banks of the world" (Global Finance magazine);

•      BRAM led the ranking Best Funds for Institutional Investors (Investidor Institucional magazine);

•      chosen as the best manager in wholesale and multimarket funds in the country (Exame magazine, based on the survey by Fundação Getúlio Vargas);

•      Bradesco BBI was recognized  as the "best investment bank in Brazil" (Euromoney magazine);

•      received the "efinance 2017" award, in the categories "CIO of the Year, Back Office, Project Management, IT Governance, Foreign Exchange in ATM and Credit App" (Executivos Financeiros magazine);

•      received the "Estadão Empresas Mais" award, in the category  "Banks" (O Estado de S. Paulo newspaper in partnership with Fundação Instituto de Administração – FIA and Austin Ratings);

•      received the IT Leaders 2017 award, in the categories of Banks and Insurers and for the second consecutive year, achieved the first position in the ranking of Top 100 IT Leaders 2017 (17th edition of Computerworld);

•       for the first time, was selected to integrate the "Best Emerging Markets Performers Ranking" (Vigeo EIRIS Agency);

•      elected as the most innovative company in the use of IT, as winner of the award “The 100+ Innovative in the Use of IT” with the next case (IT Media in partnership with PricewaterhouseCoopers PwC);

•      largest private  group in the "Valor Grandes Grupos” ranking (Valor Econômico newspaper);

•      Bradesco Seguros received the "Notable Companies" award, in the Insurance, Health, Pension and Capitalization segment (Standard Intelligence Center – CIP, in partnership with the Consumidor Moderno magazine); and

•      highlight of the “Folha Top of Mind’ survey, as the private financial institution most present in the mind of Brazilians (Datafolha).

Revenues per business segment

The following table summarizes our main gross revenues by segment for the periods indicated:

27 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

Years Ended December 31,	R$ in thousands
	2017	2016	2015
Banking
Interest and similar income from loans and advances (1)	69,157,397	77,141,672	69,877,296
Fees and commissions	24,143,561	20,696,785	19,195,003
Insurance and pension plans
Premiums retained from insurance and pension plans	70,046,635	65,027,122	58,760,780
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

28 Bradesco

4.B. Business Overview
Form 20-F

Year ended December 31,	Banking - R$ in thousands
	2017	2016	2015
Statement of Income data
Net interest income	46,997,327	49,156,109	46,934,849
Impairment of loans and advances	(17,895,929)	(18,829,460)	(16,479,985)
Other income/(expenses) (1)	(18,939,329)	(13,034,164)	(31,200,150)
Income before income taxes	10,162,069	17,292,485	(745,286)
Income tax and social contribution	(887,289)	(7,995,420)	12,621,169
Net income for the year	9,274,780	9,297,065	11,875,883
Net income attributable to controlling shareholders	9,272,962	9,293,766	11,874,609
Net income attributable to non-controlling interest	1,818	3,299	1,274
Statement of Financial Position data
Total assets	988,063,541	921,916,290	894,579,942
Selected results of operations data
Interest and similar income
Loans and advances to banks	5,073,435	8,689,347	8,031,038
Loans and advances to customers	64,083,962	68,452,325	61,846,258
Financial assets	34,194,879	35,709,708	32,283,414
Compulsory deposits with the Central Bank	4,881,319	5,667,516	4,587,412
Other financial interest income	68,553	66,210	58,905
Interest and similar expenses
Deposits from banks	(29,397,587)	(30,542,950)	(31,212,421)
Deposits from customers	(13,279,231)	(15,462,989)	(12,392,644)
Funds from securities issued	(13,527,986)	(17,124,503)	(11,597,283)
Subordinated debt	(5,100,017)	(6,298,555)	(4,669,830)
Net interest income	46,997,327	49,156,109	46,934,849
Net fee and commission income	24,143,561	20,696,785	19,195,003
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

29 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

As of December 31, 2017, we had 25.8 million checking account holders, 24.3 million of which were individual account holders and 1.5 million of which were corporate account holders. As of the same date, we had 63.4 million savings accounts.

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

December 31,	R$ in thousands, except %
	2017		2016		2015
Deposits from customers
Demand deposits	33,058,324	12.6%	32,521,234	14.0%	23,012,068	11.8%
Reais	30,392,388	11.6%	30,936,451	13.3%	21,122,202	10.9%
Foreign currency	2,665,936	1.0%	1,584,783	0.7%	1,889,866	1.0%
Savings deposits	103,332,697	39.4%	97,088,828	41.7%	91,878,765	47.2%
Reais	103,332,697	39.4%	97,088,828	41.7%	91,878,765	47.2%
Time deposits	125,617,424	47.9%	103,137,867	44.3%	79,619,267	40.9%
Reais	115,684,855	44.2%	87,286,295	37.5%	53,932,917	27.7%
Foreign currency	9,932,569	3.8%	15,851,572	6.8%	25,686,350	13.2%
Total	262,008,445	100.0%	232,747,929	100.0%	194,510,100	100.0%

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product on the indicated dates:

30 Bradesco

4.B. Business Overview
Form 20-F

December 31,	R$ in thousands
	2017	2016	2015
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	88,893,464	84,165,325	80,070,794
Housing loans	59,963,375	60,458,038	48,114,515
Onlending BNDES/Finame	30,655,666	35,816,560	38,158,108
Other corporate loans and advances	97,248,815	107,951,154	107,047,136
Rural loans	13,642,478	14,422,799	13,710,274
Leasing	2,249,859	2,738,611	3,072,777
Credit cards	37,568,984	37,407,733	30,943,428
Import and export financings	43,591,024	49,123,653	49,206,636
Total	373,813,665	392,083,873	370,323,668

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2017	2016	2015
Borrower size
Largest borrower	2.5%	2.3%	2.8%
10 largest borrowers	8.2%	8.5%	9.2%
20 largest borrowers	12.2%	12.6%	13.3%
50 largest borrowers	17.8%	18.5%	19.5%
100 largest borrowers	22.2%	23.0%	23.8%

Other loans and advances to individuals

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•  personal loans with pre-approved overdraft facilities to be obtained through our branches, ATM network, call center, mobile and internet banking, with average repayment terms in six months with an average interest rate of 8.6% per month as of December 31, 2017. It also includes payroll-deductible loans to INSS pension plan beneficiaries and retirees and public servants and private sector employees;

•  vehicle financings with average repayment terms of 14 months with an average interest rate of 1.4% per month as of December 31, 2017; and

•  overdraft loans on checking accounts - "cheque especial," with average repayment terms of one month, at interest rates varying from 3.0% to 13.3% per month as of December 31, 2017.

As of December 31, 2017, we had outstanding personal loans, vehicle financings, and overdraft loans totaling R$88.9 billion, or 23.8% of our portfolio of loans and advances to customers.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers (i) lines of loans and leasing for the acquisition of vehicles and (ii) payroll-deductible loans to INSS retirees and pensioners and public-sector employees (federal, state and municipal) through our extensive network of correspondents in Brazil, which includes retailers and dealers of light and heavy vehicles and motorcycles and companies specialized in payroll-deductible loans.

Housing loans

As of December 31, 2017, we had 170.2 thousand active financing contracts under mortgage or fiduciary disposal of real estate. The aggregate outstanding amount of our housing loans amounted to R$59.9 billion, representing 16.0% of our portfolio of loans and advances to customers.

Housing loans are carried out for the purpose of: (i) acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

Financing for the acquisition of residential real estate has a maximum term of up to 30 years and annual interest rates of 9.3% to 12.0% per annum, plus TR, while commercial real estate has a maximum term of up to ten years and annual interest rates of 9.7% to 15.0% p.a. plus TR.

Financing for construction, also known as the Businessman Plan, has a construction term of up to 36

31 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

months and interest rate of 12.0% to 16.0% per annum, plus TR, and a six-month grace period for the realization of transfers to borrowers. However, if the debt is not paid in full through the transfer of loans to the buyers of the units once construction is finished, the remaining balance must be paid by the builder within 36 months and at TR plus 16.0% to 18.0% per annum.

Central Bank regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans; 24.5% in compulsory deposit requirement and the remaining resources, in financial and other transactions according to the law and regulations in force.

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

According to BNDES, in 2017, we disbursed R$5.9 billion, 72.6% of which was loaned to micro, small and medium-sized companies. Our BNDES onlending portfolio totaled R$30.7 billion as of December 31, 2017, and accounted for 8.2% of our portfolio of loans and advances to customers at that date. This amount does not include BNDES onlending related to rural credit and import and export financing.

Other corporate loans and advances

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2017, we had R$97.2 billion of other outstanding loans to corporate clients, accounting for 26.0% of our portfolio of loans and advances to customers. We offer a range of loans to our corporate customers based in Brazil, including:

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

These lending products generally bear interest at a rate of 1.1% to 13.4% per month.

In addition to these loans, we also offer guarantees, which are a contractual commitment, in which we guarantee the fulfilment of the obligations of our customers (debtors) before third parties (beneficiaries).

Rural credit

We extend loans to the agricultural sector financed by compulsory deposits, or the Amount Subject to Compulsory Deposit Requirement (“VSR”), BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2017, we had R$13.6 billion in outstanding rural credit, representing 3.6% of our portfolio of loans and advances to customers. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 8.5%, on average, as of December 31, 2017. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than ten years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34.0% of the annual average (from June through May) of our VSR to provide loans to the agricultural sector.

Leasing

According to ABEL, as of December 31, 2017, our leasing companies were among the sector leaders, with a 18.2% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2017 was R$12.2 billion.

32 Bradesco

4.B. Business Overview
Form 20-F

As of December 31, 2017, we had 12,243 outstanding leasing agreements totaling R$2.2 billion, representing 0.6% of our portfolio of loans and advances to customers.

The Brazilian leasing market is dominated by financial institutions, including companies affiliated with Brazilian and foreign manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing transactions are financial (as opposed to operational). Our leasing transactions primarily involve the leasing of trucks, cranes, aircraft, ships and heavy machinery. As of December 31, 2017, 44.4% of our outstanding leasing transactions were for vehicles.

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing transactions primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2017, Bradesco Leasing had R$63.6 billion of debentures outstanding in the domestic market. These debentures will mature in 2032 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average useful life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2017, the remaining average maturity of contracts in our lease portfolio was approximately 61 months.

Targeted Production Microcredit

We offer a product named “targeted production microcredit” to formal and informal entrepreneurs, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. As of December 31, 2017, we had 34,508 microcredit loans outstanding, totaling R$110.1 million.

In accordance with Central Bank regulations, consumer microcredit transactions are charged up to a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific products (“microcrédito produtivo orientado”) have a maximum effective interest rate of up to 4.0% per month. The CMN requires by Resolution No. 4,000/12 and other rules that the maximum amount loaned to a borrower be limited to (i) R$2,000 for low income individuals in general (consumer microcredit); (ii) R$5,000 for individuals or legal entities engaged in a productive activity of professional, commercial or industrial nature, provided that the sum of the value of the transaction and the balance of other credit transactions does not exceed R$40,000; and (iii) R$15,000 for our microcrédito produtivo orientado transactions. In addition, microcredit loans may not be for less than 120 days, and the origination fee must be up to 2.0% of the loan value for individuals and up to 3.0% for micro entrepreneurs. In 2017, the Federal Government updated some rules of the National Program of Targeted Productive Microcredit (PNMPO) through Provisional Measure No. 802/17, providing special conditions for the grant of credit to individuals and legal entities that are entrepreneurs of urban and rural productive activities and have income and annual gross revenues under R$200,000.00.

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

33 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

•      interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers a complete line of credit cards and related services, including:

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

We also have a card business unit abroad, Bradescard Mexico, which has a partnership with C&A and also with Suburbia stores and with the LOB and Bodega Aurrera store chains.

With the acquisition of HSBC Brasil, our credit card portfolio was expanded, consolidating our position in the domestic financial market.

As of December 31, 2017, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

In April 2017, the Resolution No. 4,549/17 materially changed the rules relating to revolving credit applicable to credit card balances. As per the rule, the balance can only stay in revolving credit until the maturity of the subsequent invoice, when the client must settle the balance plus any interest for the period. The bank may offer to the client another form of financing with better conditions in relation to those practiced in the revolving credit modality, including waiving financial charges.

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

	In millions
	2017	2016	2015
Volume traded - R$	176,893.5	159,172.5	140,063.8
Number of transactions	1,991.0	1,784.0	1,530.3

With the mission of providing security solutions aligned to our business and creating, implementing, and maintaining preventive rules, processes and technologies, we have a department to prevent credit card fraud. This department acts strategically in the security of the use and service channels, systems and processes of the product, assessing, treating, and suggesting improvements. The department also issues technical opinions in connection with strategic security issues and implementation of products, services or processes.

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•      the strategy area to prevent credit card fraud has the mission of identifying and mitigating risks of financial losses and negative impacts to the image of the Bank. It develops prevention strategies to documental and transactional fraud, monitoring and alerting in real time the onboarding of the product as well as all transactions made through the customer service and use channels. The actions are based on behavioral analyses of fraud, supported by statistical

34 Bradesco

4.B. Business Overview
Form 20-F

methodologies and predictive models of fraud, in order to ensure controls aligned to the business.  The area also works on the diagnosis of losses to identify systemic and operational weaknesses, recommending preventive actions and the alignment with the current strategy when necessary;

•       the projects and processes area establishes controls for the identified risks and is responsible for evaluating the risk of fraud and issuing recommendations on new projects, processes and products. The area proposes to the managers of the business and technical areas solutions that aim to balance the use and the security of the products and access to service channels, as well as corporate and strategic actions, which envisage the best practices of the market focused on preventive actions; and

•      the portfolio analysis area is responsible for managing and providing information from the fraud prevention area to the other areas of the organization.

Import and Export Financing

For information on Import and Export Financing, see "Item 4.B. Business Overview – Foreign branches and subsidiaries.”

Cash Management Solutions

Management of accounts payable and receivable - In order to meet the cash management needs of our customers in both public and private sectors, we offer many solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions. The solutions provided include: (i) receipt and payment services and (ii) resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities. These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments - In 2017, we settled 1.1 billion invoices through the services of Cobrança Bradesco and 533 million of receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders. The legal entity systems processed 1 billion documents related to payments to suppliers, salaries and taxes.

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

Another important feature in this area is the support we provide towards the development of Local Production Arrangements (“APLs”), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 419 APLs throughout the country.

Public authority solutions

35 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

In 2017, we created six specialized platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and 100 largest municipalities according to the Brazilian GDP. We took part and were successful in bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 10.7 million retirees and pensioners.

Asset management and administration

BRAM manages third-party funds through:

•  mutual funds;

•  managed portfolios;

•  exclusive funds; and

•  receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios) and FIIs (Real Estate Investment Funds).

Management of funds and portfolios - On December 31, 2017, BRAM managed 1,187 funds and 216 portfolios, providing services to 3.2 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate, Private, Varejo (Retail), Bradesco Empresas (for more information on our segmentation, see “Segmentation of clients”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds and portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment as of December 31,	R$ in thousands
	2017	2016
Investment Funds
Fixed income	550,505,210	519,945,330
Variable income	9,122,195	7,108,509
Third party share funds	54,106,357	42,432,619
Total	613,733,762	569,486,458
Managed Portfolios
Fixed income	45,038,875	33,083,205
Variable income	7,880,085	7,097,555
Total	52,918,960	40,180,760
Overall Total	666,652,722	609,667,218

As of December 31,	2017		2016
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,187	3,295,332	1,235	3,005,799
Managed Portfolios	216	216	210	210
Overall Total	1,403	3,295,548	1,445	3,006,009

Administration of funds and portfolios - On December 31, 2017, BEM and Bradesco administered 2,845 funds and 216 portfolios, providing services to 3.2 million investors.

36 Bradesco

4.B. Business Overview
Form 20-F

The following tables show the equity of funds and portfolios which are under administration, the number of investors and the number of investment funds and portfolios under administration for each period.

Equity under Administration by Type of Investment as of December 31	R$ in thousands
	2017	2016
Investment Funds
Fixed income	719,817,674	669,657,368
Variable income	41,006,035	31,389,907
Third party share funds	11,091,423	7,710,418
Total	771,915,132	708,757,693
Managed Portfolios
Fixed income	45,038,875	33,083,205
Variable income	7,880,085	7,097,555
Third party share funds	9,812,127	7,550,131
Total	62,731,087	47,730,891
Overall Total	834,646,219	756,488,584

As of December 31,	2017		2016
	Number	Quotaholders	Number	Quotaholders
Investment Funds	2,845	3,266,973	2,656	3,034,787
Managed Portfolios	216	216	306	306
Overall Total	3,061	3,267,189	2,962	3,035,093

Our products are mostly distributed through our branch network, banking service by phone and the Internet.

In October 2017, the Brazilian government issued Provisional Measure No. 806/17, introducing relevant changes in taxation applicable to investment funds. The new rule should be effective from January 2018, however, as Provisional Measure No. 806/17 was not converted into law until December 31, 2017, there are strong arguments to defend that, if it gets converted into law in 2018, it should only be effective from January 2019, since the Brazilian Constitution provides that a provisional measure involving the creation or increase of taxes shall only be effective in the subsequent financial year of its conversion into law.

Services related to capital markets and investment banking activities

As our investment bank, “Bradesco BBI” is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income transactions of securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of variable income in Brazil and abroad.

In 2016 and in 2017, Bradesco BBI received the top awards in all categories in which it participated: “Best Investment Bank in Brazil” by Global Finance, “Brazil’s Best Investment Bank” by Euromoney and “Most Innovative Investment Bank from Latin America” by The Banker. The three awards, also known as the Triple Crown, have never been awarded to a financial institution in Brazil or abroad simultaneously or consecutively in the same year.

In 2017, Bradesco BBI advised customers in a total of 205 transactions across a range of investment banking products, totaling approximately R$233.7 billion.

Project finance - Bradesco BBI is the advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2017, Bradesco BBI sucessfully participated in the launching of 21 projects, totaling R$11.3 billion in investments. Bradesco BBI ended the year as number one in the ranking of structuring of Project Finance operations in Latin America and the Caribbean, as published by Dealogic.

Mergers and acquisitions - Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2017, o Bradesco BBI advised on 21

37 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

disclosed transactions that amounted R$82.0 billion. Bradesco BBI ended the year as number one in the ranking of volume of mergers and acquisitions operations in Brazil, as published by Thomson Reuters.

Structured operations - Bradesco BBI structures customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment.

Fixed income - Bradesco BBI coordinates public offerings of securities of fixed income in local and international capital markets and international debt. In 2017, Bradesco BBI coordinated 123 local capital markets debt offerings that amounted to more than R$31.7 billion. In the same period, Bradesco BBI coordinated 17 international capital markets debt offerings that amounted to more than R$20.8 billion. Bradesco BBI ended the year as number two in the ranking of origination and distribution of fixed income securities as disclosed by ANBIMA.

Variable income - Bradesco BBI coordinates public offerings of shares in the national and international markets. In 2017, Bradesco BBI coordinated 20 local capital markets debt offerings that amounted to more than R$36.4 billion. In the same period, Bradesco BBI coordinated 3 international capital markets debt offerings that amounted to more than US$1.8 billion. Bradesco BBI ended the year as number two in the ranking of origination and distribution of variable income securities as disclosed by ANBIMA.

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

In 2017, Bradesco Corretora traded R$248.5 billion in the B3 equities market and ranked 5th position in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 38.3 million futures, terms, swaps and options totaling R$3.8 trillion on the B3. In 2017, Bradesco Corretora ranked 9th position in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora was awarded by B3, within the Operational Qualifying Program (PQO), five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently “B3”).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2017, "Home Broker" trading totaled R$9.6 billion.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team composed of 42 sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 500 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 4,373/14. For more details of CMN Resolution No. 4,373/14, see "Item 10.D. Exchange Controls."

Capital markets solutions

In 2017, we were one of the main providers of capital markets services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs - Brazilian Depositary Receipts, quotas of investment funds, CRIs and debentures);

38 Bradesco

4.B. Business Overview
Form 20-F

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

As of December 31, 2017, the set of the services provided by us, which we call “Bradesco Custódia” was composed of:

•      custody and controllership services for investment funds and managed portfolios involving:

•           R$1.5 trillion in assets under custody;

•           R$2.2 trillion in assets under controllership; and

•           R$118.3 billion in market value, related to 26 ADR programs and 4 GDR (Global Depositary Receipts) programs.

•       fiduciary administration for funds:

•           R$359.3 billion total shareholders’ equity of investment funds under fiduciary administration by BEM.

•      securities bookkeeping:

•           241 member companies of the Bradesco Book-entry Stock System, with 4.4 million shareholders;

•           384 companies with 557 issues in the Bradesco’s Book-Entry debentures system (value of R$375.9 billion);

•           823 investment funds in the Bradesco Book-Entry Quotas System (value of R$81.9 billion); and

•           36 BDR (Brazilian Depositary Receipts) programs managed, with a market value of R$513.9 million.

•      depositary (Escrow Account - Trustee):

•           13,176 contracts, with a financial volume of R$14.5 billion.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking. As of December 31, 2017, our international banking services included:

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

39 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

•      two in Hong Kong: (i) Bradesco Trade Services Ltd. or "Bradesco Trade;" and (ii) Bradesco Securities Hong Kong or "Bradesco Hong Kong;" and

•      two in New York: (i) Bradesco Securities Inc. or “Bradesco Securities U.S.” and (ii) Bradesco North America LLC or “Bradesco North America.”

Our International  and Exchange Board in Brazil coordinates our international transactions with support from 12 operational units specialized in foreign exchange and 18 points of service which are part of the Bradesco Companies Segment (Segmento Bradesco Empresas).This structure is located at major exporting and importing areas nationwide.

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2017		2016		2015
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	146,014,854	98.0%	164,975,062	98.2%	141,487,792	97.6%
Overseas operations	2,966,302	2.0%	3,066,400	1.8%	3,417,333	2.4%
Total	148,981,156	100.0%	168,041,462	100.0%	144,905,125	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding intra-group transactions, were R$46.7 billion, as of December 31, 2017, denominated in currencies other than the real.

Funding required for financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to US$1.6 billion in 2017.

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

Bradesco Securities (U.S., U.K. and H.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•      Bradesco Securities U.S. focuses on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services;

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business cards unit maintains a partnership with the chain of C&A stores, and also with the Suburbia stores and with the chains of LOB and Bodega Aurrera stores.

40 Bradesco

4.B. Business Overview
Form 20-F

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

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, pegging the payment in local currency for Brazilian importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

There are still other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as "NCEs" and "CCEs"), and Export Financing Program with rate equalization – “PROEX.”

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,422 correspondent banks abroad, 42 of which extended credit/guarantee lines as of December 31, 2017.

As of December 31, 2017, our international unit had a balance of R$41.9 billion in export financing and R$5.6 billion and R$3.7 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$44.0 billion in 2017. In the same period, the volume of our foreign exchange contracts for imports reached US$30.1 billion. In 2017, based on Central Bank data, we reached a 22.4% market share of trade finance for Brazilian exports and 21.4% for imports.

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2017. This portfolio includes transactions with credit features and off-balance sheet transactions (import credit opened and international guarantees):

2017	R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	10,012,708
Advance on foreign exchange contracts – delivered bills	557,233
Export prepayment	11,840,608
Onlending of funds borrowed from BNDES/EXIM	2,759,335
Proex - Rate Equalization Program	28,519
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	16,755,480
Total export financing	41,953,883
Import financing
Import financing – foreign currency	2,827,432
Exchange discounted in advance for import credit	2,522,468
Import credit opened	294,229
Total import financing	5,644,129
International guarantees	3,696,894
Total foreign trade portfolio	51,294,906

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and

41 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

foreign exchange products such as:

•      foreign loans to customers (Decree-Law No. 4,131/62);

•      working capital abroad;

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

•      purchasing and selling of foreign currency paper Money;

•      cashing checks denominated in foreign currency; and

•      clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium.” Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles and motorcycles, trucks/tractors/machines and equipment, have a fixed term and quota, both previously determined by its members, and are run by an administrator.

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2017, registered total sales of 1,410,736 outstanding quotas; net income of R$1.3 billion; and fees from consortiums of R$1.7 billion. Both companies also administer a total volume of transactions of over R$66.3 billion.

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

42 Bradesco

4.B. Business Overview
Form 20-F

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2017	2016	2015
Statement of Income data
Net interest income	1,857,926	5,374,229	5,973,694
Other income and expenses (1)	7,335,891	4,190,317	2,539,976
Income before income taxes	9,193,817	9,564,546	8,513,670
Income tax and social contribution	(4,156,153)	(3,915,822)	(3,192,918)
Net income for the year	5,037,664	5,648,724	5,320,752
Net income attributable to controlling interest	4,812,425	5,550,662	5,215,765
Net income attributable to non-controlling interest	225,239	98,062	104,987
Statement of Financial Position data
Total assets	295,699,951	266,642,197	209,789,872
Selected results of operations data
Income from insurance and pension plans
Written premiums	65,878,513	62,470,571	55,920,681
Pension plan contributions	5,090,043	3,679,922	3,795,219
Coinsurance premiums ceded	(63,637)	(70,862)	(88,612)
Premiums returned	(667,196)	(746,244)	(522,309)
Reinsurance premiums	(191,088)	(306,265)	(344,199)
Premiums retained from insurance and pension plans	70,046,635	65,027,122	58,760,780
Changes in the insurance technical provisions and pension plans	(34,805,771)	(32,781,918)	(28,286,039)
Retained claims	(25,594,962)	(24,542,433)	(21,724,043)
Selling expenses for insurance and pension plans	(3,405,912)	(3,547,008)	(3,254,551)
Income from insurance and pension plans	6,239,990	4,155,763	5,496,147
Note: Inter segment transactions have not been eliminated.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services, pension plans and capitalization bonds

We offer insurance products, pension plans and capitalization bonds through different segments, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is leader in the Brazilian insurance market. The insurance products, pension plans and capitalization bonds offered in our service channels are:

•  life and personal accident insurance;

•  health insurance;

•  automobiles, property/casualty and liability insurance;

•  reinsurance;

•  pension plans; and

•  capitalization bonds.

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2017, there were 34.4 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2017, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A. (Mediservice) had more than 3.7 million beneficiaries covered by company plans and individual/family plans. Approximately 139 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 37 of the top 100 largest companies in the country.

43 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2017, it included 12,166 laboratories, 16,788 specialized clinics, 14,784 physicians and 2,213 hospitals located throughout the country.

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

Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs, according to their industry sector.

As of December 31, 2017, Bradesco Auto/RE had 1.5 million insured automobiles and 1.5 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP. In 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished IRB-Brasil Re's monopoly and allowed three types of reinsurers referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Reinsurers classified as admitted and eventual, with their head office abroad, must meet specific minimum requirements, as provided for in legislation in force.

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

CNSP Resolution No. 241/11 was introduced to enable the transfer of certain risks associated with reinsurance or retrocession operations to reinsurers not authorized by SUSEP when the lack of capacity of the local, permitted and eventual reinsurers is proved, regardless of the price and conditions offered by these reinsurers.

CNSP Resolution No. 322/15 amended Article 14 of CNSP Resolution No. 168/07, such that the maximum currently allowed limit for which an insurer or reinsurance company based in Brazil may transfer risks to related companies or to companies headquartered abroad, belonging to the same financial conglomerate is 20.0%. An annual increase of this percentage is expected, gradually, up to 75.0% beginning in January 2020. In addition, Article 15, which provides for minimum compulsory contracting of 40.0%, of the transfer of reinsurance, with local reinsurers, was amended so as to provide an annual and gradual reduction of up to 15.0%, beginning in January 2020.

In December 2017, CNSP Resolution No. 353/17 modified CNSP Resolution No. 168/07 to eliminate the minimum requirement of contracting local reinsurers. However, Article 15 of CNSP Resolution No. 168/07 requires the insurance company to give preference to local reinsurers in at least 40% of its reinsurance assignments related to automatic or optional contracts. CNSP Resolution No. 353/17 also eliminated the limitation on the transfer of risks from insurers to companies associated to their economic conglomerate, establishing that such transactions shall "ensure the effective transfer of risk between the parties" and "be conducted at arm's length conditions".

On December 31, 2017 there were 121 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil RE and Lloyd's of London, and 23 reinsurance brokerage firms had the required authorization to intermediate reinsurance and retrocession operations.

44 Bradesco

4.B. Business Overview
Form 20-F

In 2017, the Bradesco Auto/RE paid R$191.1 million in reinsurance premiums. Almost all property and casualty lines, except for the automobile line, have reinsurance protection and the majority of them feature proportional and non-proportional plans per risk and/or event.

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

As of December 31, 2017, Bradesco Vida e Previdência accounted for 27.9% of the pension plan and VGBL market in terms of contributions, according to SUSEP. On December 31, 2017, Bradesco Vida e Previdência accounted for 27.7% of all supplementary pension plan assets under management, 27.3% of VGBL, 25.3% of PGBL and 47.9% of traditional pension plans, according to Fenaprevi.

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

We manage pension and VGBL plans covering 2.9 million participants, 67.4% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for 24.8% of technical reserves.

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

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2017, Bradesco Vida e Previdência managed R$150.3 billion in VGBL and R$30.8 billion in PGBL plans. Bradesco Vida e Previdência also managed R$24.5 billion in pension plans.

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

•      revenues from management fees charged to participants in accordance with mathematical provisions; and

•      interest income.

45 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$20 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$1.4 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus interest over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2017, we had around 7.3 million "traditional" capitalization bonds and around 15.9 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. At the end of 2017, Bradesco Capitalização had approximately 23.3 million capitalization bonds and 2.9 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is "brAA-," assigned by S&P Global rating agency.

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

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2017	2016	2015
Insurance products
Sales through the branches	38.5%	38.3%	38.0%
Sales outside the branches	61.5%	61.7%	62.0%
Pension plans products
Sales through the branches	88.1%	89.2%	87.9%
Sales outside the branches	11.9%	10.8%	12.1%
Capitalization bonds
Sales through the branches	86.1%	92.7%	87.0%
Sales outside the branches	13.9%	7.3%	13.0%

46 Bradesco

4.B. Business Overview
Form 20-F

Distribution channels

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels (1) - Units	2017	2016	2015
Service Stations	73,474	72,604	76,800
Branches	4,749	5,314	4,507
PAs - Service Points (2)	3,899	3,821	3,511
PAEs - ATMs located on a company´s premises	928	1,013	736
External ATM Network - Bradesco (3) (4)	63	186	627
Banco24Horas Network (3)	11,050	10,972	11,721
Bradesco Expresso (Banking Correspondents)	38,708	38,430	43,560
Bradesco Financiamentos	14,002	12,791	12,124
Losango Customer Service Points	63	63	0
Branches/Subsidiaries abroad	12	14	14
ATMs	56,849	56,110	50,467
Bradesco Network	35,590	36,119	31,527
Banco24horas Network	21,259	19,991	18,940
(1) We offer products and services also through digital channels such as: (i) contact center; (ii) mobile app; and (iii) internet banking;
(2) PA (Service Points): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12;
(3) Including overlapping ATMs within Bradesco´s own network and Banco24Horas network;
(4) This decrease is related to the sharing of external network ATMs by the Banco24Horas network ATMs; and
(5) As from 2017, we started to consider service posts for payroll-deductible loans and dealers/resellers for vehicle financing. For better comparability, the previous periods were adjusted.

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

•      receipt of utility bills, bank charges and taxes; and

•      prepaid mobile recharge.

As of December 31, 2017, the Bradesco Expresso network totaled 38,708 service stations, of which 7,189 were new service stations, with an average of 40.9 million monthly transactions or 2.0 million transactions per business day.

Digital Channels

The Digital Channels offer mobility and autonomy to customers so that they may use the Bank from wherever they are and expand their businesses with us.

Mobile phones and tablets have become part of people’s day-to-day lives, which reinforces our role of creating new features adapted to the user and, thus, engage our clients to make easier and more secure transactions.

47 Form 20-F – December 2017

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

We maintain relationship with digital content creators in Brazil, such as bloggers, vloggers, and other publishers 2.0. The goal of this activity is to open a direct dialogue with them and their audiences, significantly expanding the dissemination of products, services, and channels, and above all, to encourage the production of digital content in Brazil, strengthening this ecosystem and enhancing our profile in these networks.

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

Products and services available through Bradesco Celular include:

•         BIA – Bradesco Artificial Intelligence (Bradesco Inteligência Artificial): BIA is an artificial intelligence tool, based on IBM's cognitive platform Watson Artificial Intelligence that interacts with the user, answering questions about the Bank's products and services through a chat for desktop and mobile. The Bank's Branch Network also uses the tool, providing faster services, convenience for the employees and autonomy for the managers. Since August 2017, BIA is available to the clients in the application Bradesco Celular assisting in the relationship with them by voice or text. We have already counted more than 7 million BIA interactions, with a positive feedback rate above 82%;

•         Opening Accounts: available in the Bradesco Applications (Classic), it allows new clients to open an account through their mobile phone, without going to the branch. The opening of the account is confirmed via e-mail, push and SMS within three days from its validation;

•         Sharing Proof of Payment: the client is able to share the proof of payment by e-mail or instant message applications, to save and even print it, in a practical manner through the client's smartphone;

•         Real Estate Credit Simulator: the client can request a quote for a real state financing through the application and receive it within one hour;

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

•       Payment with a barcode reader: to pay a bill, the client points the camera at the barcode, automatically accessing relevant payment information;

•       Touch ID and Fingerprint: this allows the client to associate their digital finger-print to the four-digit password and to the security key, enabling faster and more practical access to the account using these apps;

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

48 Bradesco

4.B. Business Overview
Form 20-F

•      InfoCelular: sending alerts via SMS with information on current and savings accounts, as chosen by the client; and

•      SMS Banking: through interactive messages, enables the client to make balance enquiries, check latest entries, credit limits, and refill prepaid mobile phones.

Internet - We were the first financial institution in Brazil to have an electronic address on the internet and provide financial services to our clients through this channel, transforming our websites into business tools and important sources of information for clients and non-clients.

This structure has two main areas of access and dissemination of content:

•      Bradesco Institutional Website: simplified content and language adapted for digital media which provides clients and the public at large a wide range of information on various financial products and services. Currently, we have 38 institutional websites, where the public has access to content, where they can clarify doubts and have access to information about how to open a checking account, services available in our branch network and remote channels, guidance on security, disclosure of social and environmental actions, specific investor publications, content on financial education, simulators, and responsible credit, among others; and

•      Bradesco Internet Banking for Financial Services: our web portal includes 16 operational sites that enable banking transactions for our account holders, in a “secure access” environment that enables the execution of services and financial transactions. We provide various products and services that enable our clients to conveniently, quickly, and securely conduct transactions such as the payment of bills, transfers between accounts, payment of taxes and obtaining personal credit and a homebroker for the purchase, sale and management of assets.

Currently, we use the “banco.bradesco,” top-level domain or generic top-level domain ("gTLDs"), an initiative of the Internet Corporation for Assigned and Numbers ("ICANN"), a body responsible for internet protocols and which regulates addresses on the worldwide internet. Our new website addresses makes the access to our content more practical and intuitive.

Self-service - Our self-service channel provides convenience to clients, giving access to transactions outside the branch’s internal environment and enabling the marketing of our products with the challenge of consolidation as a business channel.

Our Service Network has 35,590 ATMs strategically located across the country; including machines that offer an immediate deposit feature (the cash deposited is also used for withdrawals, reducing the cost of supply). The Service Network also includes 21,259 machines of Banco24Horas allowing our customer to make withdrawals, check balances, obtain statements, contract loans, pay bills, make transfers between Bradesco accounts and utilize DOC/TED, Prepaid Card, and Proof of Life INSS (Prova de Vida).

Our ATMs have highly advanced security technology: biometric reading that identifies customers and authenticates ATM transactions works through a sensor/invisible light beam that captures the image of the vascular pattern of the palm of the hand.

The biometric reading enables our customers to, for example, carry out transactions without a card, by simply using the palm of their hand and their six-digit password, providing convenience and speed without compromising the security. In our own network it is possible to carry out all transactions without a card, while the Banco24Horas network currently only allows making withdrawals and checking balances without a card.

This security and speed resulted in a partnership with the INSS, allowing our retirees and pensioners to carry out the “Proof of Life” (Prova de Vida) automatically through the use of biometrics on ATM machines belonging to our network and to the Banco24Horas network, without the need to present a document to a teller, thus speeding up the process. Biometrics is available in 100% of ATM machines belonging to our own network and those of the Banco24Horas network.

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

49 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

In 2017, 95.1% of our banking transactions were performed through digital channels. The table below shows the number of transactions carried out through digital channels:

Year ended December 31,	In millions of transactions		% Change
	2017	2016
Internet Individuals + Companies - with WebTA (1)	5,449	4,847	12.4%
ATMs	2,052	1,985	3.4%
Mobile Banking (Bradesco Celular)	7,783	5,446	42.9%
Telephone Banking (Fone Fácil)	195	231	(15.6)%
Total	15,479	12,509	23.7%
(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

Next

In October 2017, we launched Next, a digital platform (Digital Bank) accessed by the client through an app for iOS and Android. Next's goal is to attend a new range of clients aged between 18-35 years and people connected to new technologies. Next interacts with the user based on his behavior using interactive tools and makes the management of money easier, offering convenience in day-to-day activities and intelligent solutions.

Next has a branch in digital format with consultant managers that works 24/7 to provide customer service via chat, email and social networks.

 inovaBra

inovaBra is a platform designed to promote innovation inside and outside Bradesco, a mission carried out through programs based mainly on co-innovation, involving collaboration between the bank, companies, startups, investors and mentors to address the challenges and the sustainability of business in the long term.

It is composed of eight features described below.

•       inovaBra startups: our innovation program was created to establish strategic partnerships with startups and seek new business models applicable or adjusted to the products and services of our organization. This program gives the startups opportunity to work with actual customers, test practical solutions and grow in scale.

•       inovaBra ventures:  an investment fund formed as a corporate venture with R$100 million to invest in startups;

•       inovaBra centers: internal innovation program to create innovative solutions to business challenges. The teams work and colaborate with external startups that test their innovative solutions with actual clients through the program inovaBra startups;

•       inovaBra artificial intelligence: a center composed of data scientists who are responsible for the deployment of artificial intelligence and cognitive computing in the organization;

•       inovaBra lab: located in the Bradesco center in Alphaville, which centralizes 16 laboratories in the areas of technology and business to accelerate the process of prototyping, testing, approval and hackathons working collaboratively with technology partners;

•       inovaBra habitat: space of co-innovation dedicated to the generation of high-impact business based on disruptive digital technologies, where companies, startups, investors, mentors and educators work collaboratively to innovate;

50 Bradesco

4.B. Business Overview
Form 20-F

•      inovaBra hub: a collaborative digital platform where companies, startups and entrepreneurs have access to exclusive content, exchange experiences and do business; and

•       inovaBra international: office located in New York to establish strategic alliances with global partners, prospect innovations with startups, and experiment with new business models.

Segmentation of Clients

We operate a model of client segmentation, which groups certain clients of the same profile together, thus furthering our ability to provide a personalized service to our clients, in accordance with their needs.

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
Bradesco Private Bank - Clients with availability for investments from R$5.0 million
Bradesco Prime - individuals with monthly income from R$10 thousand or availability of investment from R$100 thousand
Varejo Exclusive - Clients with a monthly income between R$4 thousand and R$9,999.99, or availability of investment from R$40 thousand.
Varejo Classic - Clients with a monthly income of up to R$ 3,999.99 or availability of investment of less than R$40 thousand.

Bradesco Corporate

The Corporate segment is responsible for serving 2,198 business groups in a range of large corporations and institutional investors (revenues over R$250.0 million/year). Its offices are located in the main financial centers, offering customized services with a global reach. Bradesco Corporate counts on a highly skilled team to fulfill customers´ needs through a wide portfolio of products, structured solutions and financial services.

Bradesco Empresas

Bradesco Empresas offers specialized services and integrated solutions in cash management, loans and financing, foreign trade, consortiums (pre-purchase financial pool), insurance, corporate cards and structured operations in the area of capital markets for companies with annual revenues between R$30 million and R$250 million/year. It has sub-segments called Company Spaces (Espaço Empresas) with 98 units located across the country to serve economic groups from specific micro regions with annual revenues between R$30 million and R$50 million/year, Companies (Empresas) with 70 units located in the main Brazilian cities to serve economic groups with annual revenues between R$30 million and R$250 million/year, and High Middle with 2 units in São Paulo to serve economic groups located exclusively in São Paulo with annual revenues between R$180 million and R$250 million/year.
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

51 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

The Bradesco Varejo service network comprises 4,422 branches, 3,838 service stations, 928 electronic service stations and 38,708 Bradesco Expresso units, in addition to thousands of ATMs.

The customer service network offers products and services in remote places, of difficult access and also in regions with large concentrations of people with lower purchasing power, for example the Communities of Rocinha, Cidade de Deus, Rio das Pedras, Complexo do Alemão, Gardênia Azul, Cantagalo, Turano, Santa Marta, Mangueira, Chapéu Mangueira and Vila Kennedy in Rio de Janeiro; Heliópolis and Paraisópolis in São Paulo; and the boat “Voyager V,” which provides banking services to riverside communities in the Amazon region. This service is increasing access to banking services for those people who would otherwise have little or no access to banking services, thus increasing social mobility.

Bradesco Prime

Bradesco Prime operates in the segment of high-income individuals and has a service network of 234 branches and 1,002 strategically positioned "Bradesco Prime Spaces." The Prime segment offers the following benefits to our clients:

•       personalized services provided by relationship managers: Experienced and skilled professionals providing full financial advisory services Certified by ANBIMA, each customer relationship manager manages a reduced client portfolio;

•       in-person and remote support from specialists: professionals certified and trained to provide financial advice to clients and managers in relation to structured operations, pension, insurance, real estate credit and foreign exchange, among others, taking into account the client's profile and needs;

•       exclusive facilities: Bradesco Prime customers have access to their own network of exclusive branches offering convenience and privacy to tend to their business affairs. It also counts on "Bradesco Prime Spaces," a reserved and distinctive environment installed at Bradesco Varejo branches that fully maintains the segment's value proposition. Additionally, customers count on a wide network of branches throughout Brazil, including ATMs – Bradesco Network and Banco24Horas; and

•       exclusive products and services: credit solutions with distinct rates, diversified platform of investment products, exclusive digital channels like Bradesco Celular, internet banking, call center (Fone Fácil Bradesco Prime), the Equity Management Platform, Bradesco Prime Digital and multichannel access (telephone, internet or mobile) to financial advice.

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

52 Bradesco

4.B. Business Overview
Form 20-F

Main subsidiaries

The following is a simplified chart containing our main subsidiaries in the activities of financial and insurance services and our voting interest as of December 31, 2017. With the exception of Bradesco Argentina, Bradesco Europa, Bradesco Grand Cayman Branch and Bradesco New York Branch, the other significant subsidiaries are Brazilian entities. For more information in relation to the consolidation of our significant subsidiaries, see Note 2b of our consolidated financial statements in "Item 18. Financial Statements."

53 Bradesco

4.B. Business Overview
Form 20-F

Corporate risk management process

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. The market’s dynamism encourages Bradesco to engage in the continuous improvement of this activity.

We exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models, measurement and control tools. We also promote improvement among employees at all levels, from the business areas to the Board of Directors.

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

The Integrated Risks Management and Capital Allocation Committee (“COGIRAC”), is responsible for advising the Board of Directors on the performance of its roles in the management and control of risks and capital.

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

In compliance with CMN Resolution No. 4,557/17, we created (i) a Risk Committee to advise the Board of Directors on the performance of its duties related to the management of risk and capital, and (ii) a Chief Risk Officer (CRO) position, which is responsible for, among other duties, supervising the development, implementation, performance and improvement of the risk management structure. The CRO reports to the Risk Committee, to the CEO and to the Board of Directors.

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

Credit Risk Management Process

Credit risk management process is conducted in a centralized manner for the institution as a whole. This process engages several particular areas, which ensure an efficient framework to provide for independent and centralized credit risk measurement and control.

Our Credit Risk monitoring area is actively engaged in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels due to

54 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

expected and unexpected losses.

This area continuously reviews the internal processes, including the roles and responsibilities, information technology training and requirements and periodic review of risk assessment, in order to incorporate new practices and methodologies.

Corporate control and monitoring of our credit risk take place in the credit risk unit of the Integrated Risk Control Department. The department assists the Credit Risk Management Executive Committee on discussions and implementation of the methodologies to measure the credit risk. Relevant issues discussed by this committee are reported to COGIRAC, which reports to the Board of Directors.

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

In line with corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 4,557/17, the Board of Directors approved the Market Risk Management Policy, which is reviewed at least annually by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market risk.

In addition to this policy, we have several specific rules that regulate the market risk management process, including:

•      classification of operations;

•      reclassification of operations;

•      trading in government or private securities;

•      use of derivatives; and

•      hedge.

Market Risk Management Process

Our market risk management process is run on a corporate wide basis, ranging from business areas to the Board of Directors. This process allowed us to be the first financial institution in the country authorized by the Central Bank to use, since January 2013, in-house models of market risk to check the need of regulatory capital. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself.

Definition of limits

Proposed market risk limits are validated by specific committees for approval by COGIRAC, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into

55 Bradesco

4.B. Business Overview
Form 20-F

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

In addition to daily reports, the positions of the trading portfolio are discussed weekly by the Treasury Executive Committee and the positions of the banking portfolio and liquidity reports are handled every fortnight by the Treasury Executive Committee for the Management of Assets and Liabilities. In both committees, the results and the risks are evaluated and the strategies are discussed. Both the governance process and the existing limits are validated by COGIRAC and submitted for approval by the Board of Directors, which are reviewed at least once a year.

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

Liquidity Risk Management Process

We manage our liquidity risk process on a group-wide basis. This process involves a number of areas with specific responsibilities, and the liquidity risk is measured and controlled on a centralized and independent basis, with daily monitoring of available funds and compliance with liquidity levels, according to the risk appetite established by the Board of Directors, as well as the contingency and recovery plan for potential high-stress situations.

Our policy for market liquidity and risk management, approved by the Board of Directors, is mainly aimed at ensuring the existence of standards, criteria and procedures to guarantee the development of the Short-Term Liquidity Ratio (LCR), in compliance with Resolution No. 4,401/15, as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,557/17.

We also have rules for the daily monitoring of liquidity levels through a warning flag that triggers the submission of reports and the actions to be taken given the risk presented.

Our liquidity risk is managed by the Treasury Department, based on the positions provided by the back-office controls positions, which provides liquidity information to our Management and monitors

56 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

compliance with established limits. The Integrated Risk Control Department (DCIR) is responsible for the methodology of measurement, control over limits established by type of currency and company (including for non-financial companies), reviewing policies, standards, criteria and procedures, and drafting reports for new recommendations.

Since October 2017 we use the Short-Term Liquidity Ratio (LCR) as the main standard for the internal management, as provided in the CMN Resolution No. 4,401/15 and the Central Bank's Circular No. 3,749/15.

Liquidity risk is monitored daily by business and control areas and at meetings of the Treasury Executive Committee for Asset Liability Management, which controls the liquidity levels. Additionally, monitoring activity is also conducted by COGIRAC and by the Board of Directors.

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

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operations, to ensure acceptable risk levels in our processes.

Operational risk is primarily controlled and followed up by an independent area, Integrated Risk Control Department is supported by a number of areas that integrate the management process of this risk.

The Integrated Risk Control Department is responsible for the coordination of the Internal Control and Operational Risk Commission (“CIRO”), which reports to CEROS. This commission analyzes the behavior of the operational losses of the business areas/branches, the efficiency and effectiveness of the processes and controls adopted, the provision methodologies and their impact on the management of operational risk and evaluate indicators, scenarios, and external data from operating losses in order to incorporate/adjust eventually, processes and controls.

The Integrated Risk Control Department is the advisory unit of CEROS, whose objective is to advise the Diretoria Executiva on the performance of their duties relating to the management of operating risk, business continuity, socio-environmental risks, and conduct risk. The relevant issues debated in this instance are reported to COGIRAC, which reports to the Board of Directors.

The governance process is approved by the Board of Directors and reviewed at least once a year.

Internal controls and compliance

The efficacy of our internal controls is supported by trained professionals, well-defined and

57 Bradesco

4.B. Business Overview
Form 20-F

implemented processes, and by technology compatible with business needs.

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

Management and Processes in Cybersecurity

We consider cyber and information security at the highest strategic level and we manage this subject in order to protect our technological infrastructure against intrusion attempts, unauthorized access and malicious codes. We operate in a preventive, detective and corrective manner in order to protect the information of the organization and of our clients.

In this sense, we have evolved our security framework considering the new digital context, where the focus on cybersecurity is a key aspect and one of the pillars of technology and processes, establishing data protection for our clients, resiliency, and structure to identify threats, detection, and response and recovery procedures in cases of cyber attacks.

Regarding the technical aspects, to prepare against and anticipate security and cybernetic threats, the IT area promotes continuous investments like the reformulation of the critical updates of servers and workstations, process of inspection of source code in the development cycle, establishment of a lab for security tests and use of technologies/tools.

We have systems to prevent against attacks from external connections and the internet, systems for the analysis of fraudulent behaviour, unauthorized access, malicious codes, analysis of network behaviour, protection against invasion (intrusion detector), firewall, antivirus and antispam systems, all to provide protection to our IT environment. We continuously upgrade the security over our software and hardware, digital certification in WEB servers and the encryption equipment, in addition to performing frequent resilience tests.

We implement continuous monitoring mechanisms, such as security operational centers (SOCs), focusing on the identification of potential vulnerabilities and establishing an active defense.

Additionally, we have a cyber intelligence team working to identify threats and check the necessary corrective measures.

We adopt strict procedures to ensure the security of client information. The interactions and synergies between management and technical areas aim to create solutions to provide secure access to service channels, in order to minimize exposures and vulnerabilities. We have a range of security devices and technologies, including biometrics, chip cards, 2D digital validation/QRcode and OTP devices (physical and cell phone token, etc.), which are used to prevent fraud and unauthorized access. Educating clients on cyber risks is a key component of our strategy in this regard. In this sense, we develop awareness campaigns through the channels used by clients and on social media. On the website "seguranca.bradesco" there are several guidelines to the public, including videos of the web series "Protect Yourself" with prevention tips on current key scams/fraud.

In parallel, the preparation and engagement of people is another crucial issue. The culture of security is a fundamental basis for the mechanisms, processes and technologies to be effective. For this reason, we invest in training and awareness of employees, associates and customers so they are aware of the issue and prepared and updated in relation to the inherent risks and threats.

We also have continuous programs of training and awareness on the aspects of security and an executive committee dedicated to the issue, defining strategies and ensuring the development and effectiveness of actions with activities focused on the timely protection of technological infrastructure against intrusive attempts, unauthorized access, theft of information and insertion of malicious codes.

Bradesco Integrity Program

58 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

Such commitments are permanently sustained through the Bradesco Integrity Program, which corresponds to a set of mechanisms and measures made up by the Ethical Code of Conduct, by Corporate Anticorruption Policies and Standards, and other standards, as well as procedures, processes, and control established therein, aimed at preventing, detecting, and remedying any harmful acts of corruption and bribery, including fraud against the Government.

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

We continuously evaluate the Bradesco Integrity Program to align it with the best national and international anti-corruption practices. In 2017 we fixed the issues identified in the 2016 corruption risk assessment performed in the iPolicies, Standards, Procedures, Controls and Internal Systems. We gave anti-corruption training in person to the Senior Management, to employees in areas with higher exposure to risk, and to third parties. We published a new video-training and our anticorruption program, which is focused on the Bradesco Integrity Program, and propagated the Corporate Anticorruption Policy documents and the Bradesco Integrity Program at several Bradesco sites.

For 2018, we plan a series of actions to strengthen all the pillars of the Bradesco Integrity Program, and the most important are the training courses in person, the improvements in controls concerning public agents, third parties, donations, sponsorships, acquisitions, mergers and partnerships, and the deployment of a system to monitor risks and controls based on metrics and specific indicators.

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

59 Bradesco

4.B. Business Overview
Form 20-F

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

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•      the Information Security area's mission is to establish the Information Security Corporate Policy and Rules, access risk, manage the Asymmetric Cryptographic Keys and Digital Certificate, keep the Registration Authority (RA) in accordance with the standards established by the Institute of Information Technology (ITI), manage incidents and keep the Corporate Program of Awareness and Education in Information Security, in order to advance employees' commitment with the subject;

•      in phase of deployment, the Transformation in Information Security Program (PTS)'s goal is to establish an Operational Model for Information Security (MOSI) that represents our strategic vision. In this sense, the Corporate Security is responsible for improving the aspects of Governance, Risk Management and Compliance of Information Security;

•      we are also in the process to be registered as a Time Stamp Authority in the context of the Brazilian Public Key Infrastructure (ICP Brazil), which will improve our digital processes. These actions aim to protect our and our clients' information, whose critical matters are approved by a multidisciplinary group called the Information Security Committee and decided by the Corporate Security Executive Committee;

•      the areas of Electronic fraud-prevention (internet banking, Net Empresa, Bradesco Celular, Fone Fácil and debit card), Document Fraud Prevention (opening of accounts in the branch network and in Next Digital Bank, Bradesco app, payroll credit, vehicle financing and consortia) and Security Solutions manage processes and projects to detect and mitigate risks of any financial losses or negative impacts to our brand. They operate by monitoring the transactions of electronic service channels, preventive and reactive analysis of documents, in addition to strategic and corporate actions, supported by the area of Data Analysis and Modeling with analytical solutions using statistics methodologies, in order to propose solutions to managers of technical and business areas that aim to balance the relationship between use and security for our products and electronic service access channels, and for debit cards;

•      the area of Identification and Access Management is responsible for the management of identification process and access to applications. This area protects the system resources and works with the business and technology units to establish principles of minimum access and segregation of duties by allocating automated controls and coordinating all actions regarding access. It also works in the management of security devices (Token/M-Token, TanCode and Biometrics), used as a second step of authentication and authorization for employees and clients.

Credit policy

Our credit policy is focused on:

•       ensuring the safety, quality, liquidity  and diversification of asset allocation;

60 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank’s risk rating system has nine categories ranging from "excellent" to "very poor." In line with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients/economic groups is based on a range of eighteen levels, of which fourteen represent accrual loans. This ensures greater adherence to the requirements set forth in the Basel Accords. For more details, see "Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of Loans and Advances."

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

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below and in which the total exposure equals or exceeds R$2.0 billion are required to be submitted to the Board of Directors for approval:

Client Rating	As a % of Shareholders´ Equity
AA1	10
AA2	9
AA3	8
A1	7
A2	6
A3	5
B1	4
B2	3
B3	2
C1	1
C2	0.7
C3	0.5
C4	0.4
D	0.3

Our credit policy is continuously developing and as part of our risk management process, we continue to improve our credit granting procedures, including procedures to gather data on borrowers, calculate potential losses and assess applicable classifications. Additionally, we assess our institutional credit risk management in view of the recommendations by the Basel Accords, including:

61 Bradesco

4.B. Business Overview
Form 20-F

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

The following table shows individual loan limits for approval by branch managers, depending on the value and type of collateral offered:

Total Risk Amount	R$ in thousands
	Loan with no collateral	Loan with collateral
Decision‑making authority
Manager of very small branch (1)	up to 5	up to 10
Manager of small branch (2)	up to 10	up to 20
Manager of average branch (3)	up to 15	up to 30
Manager of large branch (4)	up to 20	up to 50
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

62 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

offered is not within the limits for approval at the branch level, the loan is submitted to the Credit Department and, if necessary, higher levels.

The following table shows limits within which branch managers may approve business loans, depending on the amount and type of credit support offered:

Total Risk Amount	R$ in thousands
	Loan with no collateral	Loan with collateral
Decision-making authority
Manager of very small branch (1)	up to 10	up to 60
Manager of small branch (2)	up to 20	up to 120
Manager of average branch (3)	up to 30	up to 240
Manager of large branch (4)	up to 50	up to 400
Manager of Bradesco Empresas branch (5)	up to 100	up to 400
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
Decision-making authority
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

63 Bradesco

4.B. Business Overview
Form 20-F

Credit Recovery

We manage our portfolio of delinquent clients in all of the segments through the collection process beginning on the first day of overdue the payment in accordance with our established rules and governance practices, seeking to preserve the relationship with our client and ensuring maximum efficiency and security for our business.

The collection process occurs through our branch network, internally and through external call centers, and in- and out-of-court collection offices. In addition, we have specialized regional teams in credit recovery that act in a customized manner in certain cases.

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

For autonomy in negotiations, individual authority levels are assigned up to a certain amount, considering the risk of the group. In certain cases, they are submitted to the collective authority limits in the Commission or Executive Committee for Collection and Credit Recovery, respecting the governance of the established authority level.

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2017, our total deposits were R$265.2 billion, representing 24.0% of our total liabilities.

We provide the following types of deposit and registration accounts:

•      checking accounts;

•      savings accounts;

•      time deposits;

•      interbank deposits from financial institutions; and

•      accounts for salary purposes.

The following table shows total customers' and bank's deposits by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2017	2017	2016	2015
From customers
Demand deposits	12.5%	33,058,324	32,521,234	23,012,068
Savings deposits	39.0%	103,332,697	97,088,828	91,878,765
Time deposits	47.4%	125,617,424	103,137,867	79,619,267
Deposits from banks
Demand deposits	0.4%	1,030,292	898,877	807,695
Interbank deposits	0.8%	2,168,625	588,872	466,448
Total	100.0%	265,207,362	234,235,678	195,784,243

According to the Central Bank Circular Letters No. 3,632/13, No. 3,093/02 and No. 3,569/11, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies with the Central Bank as compulsory deposits, as follows:

Time deposits: we are required to deposit in an account with the Central Bank 34.0% of the average amounts recorded under time deposits and others transactions, deducting R$30.0 million. The amount required is deposited with the Central Bank in cash and we earn remuneration on the amount deposited at the SELIC rate.

In January 2017, the Central Bank determined: (i) a change of the dates to receive the compulsory deposits; (ii) an increase in the limit of deduction for financial institutions with a Reference Equity (PR) below R$15 billion; and (iii) the cancellation of deductions in the compulsory deposits,which was adopted in 2009,  related to the purchase of diversified portfolios, credit transactions, acquisition of financial letters, financing of vehicles and motorcycles, and loans for working capital, among others and the total amount of the

64 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

deductions was replaced by a single value. Deductions will be gradually reduced to 50.0% by the end of 2018, 30.0% by the end of 2019 and 0% from January 2020;

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market's interest rate expectations.

Demand deposits: we are required to deposit a percentage of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, deducting R$200.0 million, pursuant to provisions of Circular No. 3,632/13 as amended by Circular No. 3,888/18. The requirement for compulsory deposit was of 45.0% in 2017 and 40% in January 2018.Currently it is 25.0%, according to Circular No. 3,888/18.

In January 2017, the Central Bank determined: (i) a change of the dates to receive the compulsory deposits; and (ii) the cancellation of deduction in relation to loans for the acquisition and production of certain goods, was replaced by the same amount. Deductions will be gradually reduced to 50.0% by the end of 2018, 30.0% by the end of 2019 and 0% by January 2020.

Savings deposits - each week we are required to deposit in an account with the Central Bank an amount equivalent to a percentage of the total average balance of our savings account deposits. The account bears interest annually at “TR” plus interest of 6.2% or Reference Rate (“TR”) plus 70.0% of the SELIC rate for funding carried out from May 2012, when the SELIC rate is lower than 8.5% p.a. The compulsory deposits requirement was 24.5% in 2017 and currently is 20.0%, according to Circular No. 3,890/18.

From July 2017, the financing contracted under the Housing Finance System cannot be deducted from the mandatory payments in savings accounts, due to the Central Bank issued Circular No. 3,835/17, which abolished the additional compulsory deposits, cancelling Circular No. 3,655/13.

In February 2013, the Central Bank defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

Additionally, present Central Bank regulations require that we:

•      allocate a minimum of 34.0% of cash deposits to providing rural credit;

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

Other funding sources

Our other funding sources include capital markets, import/export transactions and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

65 Bradesco

4.B. Business Overview
Form 20-F

As of December 31,	R$ in thousands
	2017	2016	2015
Funding Sources
Obligations for repurchase agreements	233,467,544	241,978,931	222,291,364
Financial notes	93,570,141	108,512,908	71,691,563
Onlendings	30,769,294	36,030,587	42,101,046
Subordinated debt	50,179,401	52,611,064	50,282,936
Borrowings	18,521,713	22,165,415	28,236,838
Real estate credit notes	27,020,911	26,955,574	20,223,220
Agribusiness notes	10,973,682	9,116,292	7,642,250
Euronotes	634,549	2,785,654	6,204,942
Securities issued through securitization of payment orders	2,606,322	3,286,342	3,575,729
Structured Operations Certificates	368,485	445,168	512,343
Total	468,112,042	503,887,935	452,762,231

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2017, 2016 and 2015, obligations for repurchase agreements (which consists of financial assets sold subject to repurchase agreements) accounted for 49.9%, 48.0% and 49.1%, respectively of our other funding sources. The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its Capital, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank.

We issued financial notes, a product that was introduced to the market at the beginning of 2010, designed to meet demand for long-term financing. Longer repayment terms contribute to the desired lengthening of the repayment schedule for the banking system's liabilities, since average repayment periods have also become longer due to the growing share of housing finance and investments of the total loan portfolio.

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

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

We hold annual exercises simulating situations in which our IT center is rendered out of service in order to ensure that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers. In addition to all backup copies of electronic files stored and maintained at our IT center, second copies are saved and maintained in the Alphaville processing center, where all the activities related to the development of systems application are located. We regularly test the media in force and its disposal process is made in compliance with the environmental regulations. The process of data protection aims to ensure the confidentiality, integrity and availability of information in accordance with its level of criticality.

If the public energy supply is interrupted, both centers have sufficient capacity to operate

66 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

independently for 72 hours non-stop. After this period, Technology Centers can operate continuously, depending only on the fuel that feeds the generators that supply electric energy.

Our infrastructure has systems to prevent against attacks from external connections and the internet,  systems for the analysis of fraudulent behaviour, unauthorized access, malicious codes, analysis of network behaviour, protection against invasion (intrusion detector), firewall, antivirus and antispam systems, all to provide protection to our IT environment. We continuously upgrade the security over our software and hardwares, digital certification in WEB servers and the encryption equipment.

We have a Security Operations Center (SOC) in the area of IT Security that treats and responds to security incidents, monitors the environment (24/7) and develops prevention measures through sources of intelligence information.

Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a system of prevention against loss of Information Data, the DLP (Data Loss Prevention), designed to ensure the protection of company data. Annually, a "Penetration Test" is performed by an independent audit firm and the IT security processes are certified by the ISO 27000 – Information Security.

Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate, staff) to use resources independently in order to provide better service, and due to the critical nature of such services.

The IT structure is also backed by processes implemented in light of the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). It applies recognized practices for IT service management and is ISO 20000 IT Service Management certified.

As to the physical security of the data center, its entrance has a baffle gate and a double contention door that isolates the entrant between the doors. Video cameras monitor the entrance and internal areas of the datacenter, and the access is restricted and authorized through the authentication of passes and vascular biometrics (restricted environments).

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

As of December 31, 2017, state-owned financial institutions held 44.1% of the National Financial System's (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 41.9% share and foreign-controlled financial institutions, with a 14.0% share.

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

In April 2012, Circular No. 3,590/12 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system:

•      transfers of ownership control;

•      takeovers;

•      mergers;

•      business transfers; and

•      other means of business concentration.

In August 2012, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for

67 Bradesco

4.B. Business Overview
Form 20-F

exercising positions in statutory or contractual bodies.

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil. As of December 2017, our total market share was 11.0% and, among private banks, it was 24.0%, according to Central Bank.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Consortia

In December 2017, according to Central Bank, the consortia market included 156 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Caixa Econômica Federal in the real estate segment; Banco do Brasil and Itaú in the automobile and motorcycle segment; and Randon and Conseg in the trucks/tractors/machines and equipment segment.

We believe one of our competitive differentials is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network in the entire whole of Brazil.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other international institutions. Bradesco BBI has nonetheless achieved significant success in this market. For more information on our Investment Bank, see "Item 4.B. Business Overview – Services related to capital markets and investment banking activities."

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service, Banco Itaucard and Safra Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Fund management

As of December 31, 2017, the fund management industry in Brazil managed funds worth R$4.1 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$613.7 billion, representing a growth of 7.8% as compared to the 12 previous months or 14.8% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.2 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 25.9% market share according to SUSEP as of December 31, 2017, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander, which account for a combined total of approximately 53.1% of all premiums generated in the market, as reported by SUSEP, in December 2017.

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

68 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The Brazilian government's monetary stabilization policies stimulated the pension plan sector and attracted new international players.

With 27.9% of total contributions in the sector (SUSEP), Bradesco Vida e Previdência's main competitive advantages are: the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros, Caixa Seguros and Zurich/Santander.

Capitalization bonds sector

According to SUSEP, Bradesco Capitalização holds a 29.1% market share in capitalization bonds income and 25.9% in terms of technical provisions. Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros, Santander, Caixa Seguros, Icatu and Sul América, which together represent approximately 58.6% of the total capitalization revenue generated in the market, according to information provided by SUSEP in December 2017.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal financial institutions

As of December 31, 2017, nine financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal) and 144 financial conglomerates, consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

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

•      determining saving, foreign exchange and investment policies in Brazil; and

•      regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new Risk-Based Supervision System (“SBR") through Resolution No. 3,427/06 (amended by Resolution No. 3,513/07), and regulated by CVM Resolution No. 757/16, in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system allows for a fast-track reviewing process for the issuance of securities.

Central Bank

The Central Bank was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•      implementing currency and credit policies established by the CMN;

•      regulating and supervising public and private sector Brazilian financial institutions;

69 Bradesco

4.B. Business Overview
Form 20-F

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

•      may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of their PR to a single person or group;

•      may not own real estate, except for its own use; and

•      according to CMN Resolution No. 4,596/17, cannot perform transactions that may configure the granting of loans or advances for:

•            its controllers (individuals or legal entities), pursuant to Article 116 of Brazilian Corporate Law, as well as their spouses, partners and their direct relatives, in the collateral line or affinity, up to the second degree;

•            officers, managers, members of the fiscal council, of the audit committee and members of statutory or contractual bodies, as well as their spouses, partners and their direct relatives, in the collateral line or by affinity, up to the second degree;

•            individuals and their spouses or partners, as well as legal entities with a direct or indirect equity interest with percentage equal to or greater than 10%;

•            legal entities: (i) with qualified equity interest; (ii) in which capital, directly or indirectly, there is qualified equity interest; (iii) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and (iv) that have an officer or member of the board of directors in common.

•         CMN Resolution No. 4,596/17 also established the definition of qualified or relevant equity interest for purposes of the grant of loans or advances by financial institutions:

•         the entity that holds, directly or indirectly, ten per cent (10%) or more of the capital of the legal entity;

70 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

•         managers or officers and their respective spouses or partners and their direct relatives, in the collateral line or by affinity, up to the second degree, of the entity who hold, together or separately, directly or indirectly 10% or more of the capital of the legal entity;

•         partners or shareholders who hold ten per cent 10% or more of the financial institution's capital with, directly or indirectly, a ten per cent 10% or more of the capital of the legal entity; and

•          the entity and the legal entity that have a manager or officer in common.

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

The CMN Resolution No. 4,280/13 defines that the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. The CMN Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates. This applies only to market risk management and not to any other risk functions. Further, this resolution also updates the application of the relevant thresholds for any calculations subject to foreign exchanges.

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

71 Bradesco

4.B. Business Overview
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

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing transactions, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their RC.

From October 2017, with the enactment of Resolution No. 4,607/17, the following transactions are excluded from the calculation of the limits mentioned above: (i) transactions of credit and leasing of responsibility of the Government; (ii) credits arising from transactions with derivatives of responsibility of the Government; and (iii) installments of credit transactions guaranteed by the government. Under the terms of Resolution No. 4,589/17, the amount of credit transactions with organizations and entities of the public sector is limited to 45% of the RC, according to the regulations in force.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its RC. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution's Capital. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

In September 2016, the Central Bank prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate. However, the execution, extension or renewal of repurchase transactions based on securities issued or accepted up until September 29, 2016 will be accepted until December 31, 2017, provided that the following are observed: (i) the maximum term of 12 months; and (ii) the maintenance of the accounting balance related to the total of transactions in an amount equal to or less than 110.0% of the total accounting balance calculated on the base date of August 31, 2016, whereby from May 1, 2017, the amount will be 50.0% of the total accounting balance calculated for the same base date.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to

72 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

A loan and advance transaction may be upgraded if it has credit support or downgraded if in default.

73 Bradesco

4.B. Business Overview
Form 20-F

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan transactions according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's Capital, and once every 12 months for all loan transactions, with certain exceptions.

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

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance transaction, as follows:

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

74 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

Overdraft Regulations

In April 2018, the Self-Regulation Council of the Brazilian Federation of Banks (FEBRABAN), published the Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), which will come into force on July 1, 2018, with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of instalment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above two hundred reais, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

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

75 Bradesco

4.B. Business Overview
Form 20-F

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

•      processes to identify, assess, monitor and control liquidity risk exposure during different time frames, including intraday and comprising at least a daily assessment of transactions with settlement terms below 90 days;

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

76 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

orders through a clearing and settlement system authorized by the Central Bank; (ii) new requirements for interchangeably operating arrangements, the introduction of “home institution” concept, the change of criteria to maintain closed payment arrangements; and (iii) the change of terms to decrease minimum operating volumes applicable to payment arrangements that are not part of the SPB.

In July 2017, the Central Bank issued Circular No. 3,842/17, which amends Circular No. 3,682/13. The main changes are: (i) the obligation to have a centralized clearing and settlement system, regardless of the Central Bank's authorization; and (ii) the new deadlines to comply with the previous requirement.

In August 2017, the Central Bank issued Circular No. 3,843/17 establishing October 30, 2017 as the deadline to implement the centralized settlement. In October 2017, the Central Bank issued Circular No. 3,854/17, amending Circular No. 3,682/13 and the most relevant changes were: (i) the amendment of the date defined by Circular No. 3,843/17; (ii) the requirement to perform integrated tests before November 10, 2017 to ensure a secure access to the clearing and settlement system; and (iii) to ensure that the internal processes are suitable to work with the system.

In March 2018, the Central Bank issued Circular No. 3,887/18, which established the following maximum limits for the exchange rate in domestic payment arrangements, purchases and demand deposit account: (i) 0.5% for the average exchange rate, weighted by the value of the transactions calculated on a quarterly basis; and (ii) 0.8% as the maximum value to be applied in any transaction. The maximum limits mentioned by Circular No. 3,887/18 do not apply to exchange rates of transactions not made personally and transactions with corporate cards. It is expected that the reduction of the rate be transmitted from the accrediting company to the commercial establishment and then to the consumer, with the aim of promoting an increase in the competition between cards.

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

The Central Bank may end the extrajudicial settlement of a financial institution, in the following cases:

77 Bradesco

4.B. Business Overview
Form 20-F

•       full payment of unsecured creditors;

•       change of the institution's scope to an economic activity that is not part of the SFN;

•       transfer of the institution's control;

•       conversion into ordinary settlement; and

•       sale/loss of the institution's assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or

•       absence of liquidity or difficult completion of the institution's remaining assets, as recognized by the Central Bank.

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

Payment of creditors in liquidation

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

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000 and has been kept by the Central Bank at this level since then. In 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance. In February 2016, the percentage of the contribution on instruments listed in Article 2, paragraphs I to X from Appendix II of Resolution No. 4,222/13 was changed to 0.0125%, even if correspondent credits are unsecured.

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

78 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

•      keep records of all check transactions; and

•      keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$50,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended. Pursuant to Circular No. 3,461/09, amended by Circulars No. 3,517/10, No. 3,583/12 and No. 3,654/13, financial institutions must implement control policies and internal procedures. The Circular No. 3,858/17 increased the penalties resulting from non-compliance with the obligations described above.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank Circular No. 3,461/09, which refer to individuals politically exposed who

79 Bradesco

4.B. Business Overview
Form 20-F

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

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanour – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to the Controlling Council of Financial Activities (“COAF”), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law No. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

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

In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among others, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20, such as Brazil. Although rules applicable to payment institutions were expanded, a more flexible approach was applied to prepaid accounts, as the limit for simplified identification was changed from R$1,500 to R$5,000 and the range of information to be kept for payment accounts opened by individuals was reduced.

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

80 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

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

Social and environmental responsibility

We believe that environmental sustainability is directly related to the maintenance of our business and the sustainable development of Brazil. In compliance with CMN Resolution No. 4,327/14, which introduces guidelines for the Social and Environmental Responsibility Policy (“PRSA”) by financial institutions, Bradesco has a set of internal rules, as well as a governance structure responsible for ensuring the implementation of such policy.

The PRSA guides our socio environmental actions related to our business and activities, as well as the relationship with stakeholders, helping the management of risks and opportunities. The Sustainability Committee oversees Bradesco's compliance with its normative framework and voluntary commitments and ratifies the improvement plans proposed by the Sustainability Commission. In advance of Resolution No. 4,327/14, a five-year strategic plan was built under the guidelines of our Senior Management and all of our areas. Its main purpose is to establish a clear connection between the sustainability actions and the business, allowing for the diligent management of risks and opportunities. Those initiatives delivered good results and have helped us over the years to integrate market's trends and needs.

Climate Change

In the short and long term, climate change will create major impacts on the world's economy. Changes in the environment, such as the extension of periods of drought and the rising of sea levels, along with extreme weather events, such as tornadoes and hurricanes, are expected with greater intensity and frequency.

In addition, governments and markets have adopted policies to achieve an economy with lower levels of greenhouse gas emissions, which include initiatives related to pricing and the commercialization of emissions, as well as fostering energy efficiency and the use of renewable energies.

This new scenario of physical changes and transition presents risks and opportunities for the financial sector with direct and indirect repercussions.

Direct risks

We maintain controls and targets to improve our environmental performance, including the use of natural resources and the control of greenhouse gas emissions, in order to minimize negative impacts. Our inventory of emissions is published annually and the direct emissions are compensated. Additionally, we have contingency plans in place with the aim of reducing our exposure and being less impacted in cases of extreme events, which includes those originated by the weather.

Indirect risks

In our credit management, we have a socio environmental risk analysis that seeks to reduce the socio environmental impacts of the operations we finance. In the financings subject to the Equator Principles, we require that the projects with the goal to issue more than 25 thousand tons of carbon equivalent emissions per year conduct prior studies of feasible alternatives of reduction or compensation and compute the volume of emissions in their operations phase. Our work in the area of investments also considers

81 Bradesco

4.B. Business Overview
Form 20-F

environmental, social and governance factors, which also takes in account elements related to climate change. Since 2008, we raise the awareness of our suppliers in relation to risks and opportunities arising from climate change through the CDP Supply Chain Leadership Collaboration (“SCLC”).

Bradesco is one of the organizations that supports the Task Force on Climate-Related Financial Disclosures ("TCFD"). The TCFD seeks to disseminate the exposure of companies to financial impacts arising from climate change. The recommendations of the TCFD launched in June 2017 are guiding studies for the development of methodologies and tools to measure potential losses and revenues in the business of the organizations impacted by climate change. Bradesco's 2017 Integrated Report, available at www.bradescori.com.br, provides more information on the socioenvironmental management of the company, including additional data related to the TCFD's requirements.

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

For the entities regulated by SUSEP, the applicable standards determine the replacement of the independent auditor and the members responsible for the independent audit, every five fiscal years, whereby the independent accounting firm and the professionals replaced may only be reinstated after three years of their replacing. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the opinion should change at least every five financial years, requiring a minimum interval of three years from its replacement.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

For additional information on the auditors of the consolidated financial statements included in this annual report see “Item 16.C. Principal Accountant Fees and Services.”

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report.

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

Pursuant to this regulation, financial institutions having Capital of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and

82 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

their responsibilities must be specified in the institutions' bylaws. The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operational of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions. See "Item 16.D. Exemptions from the listing standards for Audit Committees."

Since July 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

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

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its net equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. CVM Instruction No. 555/14 became effective in October 2015.

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

83 Bradesco

4.B. Business Overview
Form 20-F

•      invest more than 5.0% of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and

•      be directly exposed to crypto assets. The CVM recommends avoiding also indirect exposure until the regulator issues a final rule on the matter.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Under the previous regulation (CVM Instruction No. 409/04), the qualified investor funds required a minimum investment of R$1 million per investor and were subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the current regulation (CVM Instruction No. 555/14), this privilege is eligible only for funds for professional investors.

In addition, CVM Instruction No. 409/04 stated that funds could hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulated this possibility, there is no limit; (ii) for multimarket funds, up to 20.0% of net assets; and (iii) for other funds, up to 10.0% of net assets. CVM Instruction No. 555/14 changed these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,” funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment,” and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its net equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its net equity for general public funds.

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

84 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 321/15, as amended, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

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

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60.0% in the first three years as of January 2007; and (ii) 40.0% in subsequent years.

The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it does not require the insurance company to hire a minimum number of local reinsurers. However, in accordance with Article 15 of the CNSP Resolution No. 168/07, the insurance company must give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, as per CNSP Resolution No. 168/07 as amendment by CNSP Resolution No. 353/17, there are no more limits on the transference of risks by insurers to companies that belong to its financial conglomerate as long as the operations of reinsurance and retrocession ensure the effective transfer of risk between the parties, and are executed at arms-length.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, EAPCs, and local reinsurance companies. The main changes in such regulation were the following:

85 Bradesco

4.B. Business Overview
Form 20-F

•      consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (“PRS”);

•      establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement (“CMR”), so that the companies can promptly react to unexpected losses incurred by their capital;

•      changes to the base capital for EAPCs constituted as business corporations; and

•      exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to EAPC, which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, EAPC, capitalization companies and reinsurance companies. The CNSP Resolutions No. 316/14 and No. 317/14 were revoked by Resolution No. 321/15, which went into effect in August 2015, and began regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted net worth, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPCs, capitalization companies and reinsurers.

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

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the set up, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs.

Taxes on our main transactions

86 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

Taxes on financial transactions (“IOF”) on loan transactions

IOF levied on loan transactions has as its taxable event the delivery of the obligation amount or value, or the event of making it available to the interested party.

Rate applicable to loan and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 2015, 0.0082% to individual borrowers.

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

87 Bradesco

4.B. Business Overview
Form 20-F

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

88 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

Foreign Account Tax Compliance Act (FATCA)

Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Our Organization observes the laws and regulations applicable to its business, whether at national or international level. In this sense, it complies with the FATCA and CRS provisions, which aim to enhance the transparency of fiscal information and to fight against tax evasion, practices of money laundering and the financing of terrorism, through the establishment of Compliance rules that require financial institutions to provide registration and financial data of people with fiscal residence in other participating countries.

FATCA is an American law that defines procedures and obligations applicable to foreign entities in order to identify financial resources of North American taxpayers (US Person) located abroad and to establish Compliance rules that require financial institutions to provide registration and financial data on these people.

The Decree Law No. 8,506/15, signed and ratified the agreement between the Government of the Federative Republic of Brazil and the Government of the United States of America for the improvement of international tax compliance and implementation of the FATCA.

The CRS is the derivative instrument of the Convention on Mutual Assistance in Tax Matters, OECD and of the Multilateral Competent Authority Agreement, with goals aligned to the guidelines of the FATCA.

The Brazilian Federal Revenue (“RFB”) Normative Instruction No. 1,680/16, features on the identification of financial accounts in accordance with the CRS and regulates the procedures for identification, diligence and reporting to be made by financial institutions and entities subject to the norm.

The financial institutions and entities subject should address this information to the RFB, through e-Financeira, following the obligations of Normative Instruction No. 1,571/16.

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted MP No. 775/17, issued by the President of Brazil in April 2017, into the Law No. 13,476/17. The new law consolidates the provisions on creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17 to regulate the provisions set by Law 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank. The CMN has established a deadline of 180 days for this rule to become effective. Resolution No. 4,593/17 presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations; and the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank as a condition for engaging in certain negotiations and in assumption of custody. The Central Bank will issue regulations governing the implementation of such rules, including the creation of an electronic system for constitution of liens and encumbrances.

Selected Statistical Information

Selected statistical data shown in this section as of and for the years ended December 31, 2017, 2016 and 2015 is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report, except for average balances, whose calculation methods are shown below. The data for the years ended December 31, 2014 and 2013, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. You should read this information (for the years ended December 31, 2017, 2016 and 2015) in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

89 Bradesco

4.B. Business Overview
Form 20-F

Average balance sheet and interest rate data

The following tables present the average balances of our interest-earning assets and liabilities, other assets and liabilities accounts, related interest income and expenses, and the average real yield/rate for each period. We calculate the average balances using the end-of-month account balances, which include related accrued interest.

Interest-earning and non-interest earning assets

For the year ended December 31,	R$ in thousands, except %
	2017			2016			2015
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets held for trading	209,289,723	13,684,574	6.5%	180,250,789	23,576,526	13.1%	108,737,397	13,982,927	12.9%
Financial assets available for sale	113,911,212	11,351,320	10.0%	122,649,627	11,572,618	9.4%	95,434,117	11,629,493	12.2%
Investments held to maturity	41,836,244	4,883,103	11.7%	41,834,019	6,514,933	15.6%	32,732,694	5,253,616	16.1%
Financial assets pledged as collateral	193,203,196	21,268,934	11.0%	150,544,635	21,739,202	14.4%	148,107,052	20,270,191	13.7%
Loans and advances to banks	57,277,934	5,073,435	8.9%	67,961,405	8,689,348	12.8%	63,314,643	8,349,194	13.2%
Loans and advances to customers	363,674,189	65,021,090	17.9%	373,112,857	69,874,022	18.7%	337,673,348	62,916,514	18.6%
Central Bank compulsory deposits	58,875,557	4,881,319	8.3%	55,847,576	5,667,516	10.1%	43,933,707	4,587,412	10.4%
Other interest-earning assets	871,012	68,553	7.9%	722,571	66,210	9.2%	640,098	58,905	9.2%
Total interest-earning assets	1,038,939,067	126,232,328	12.2%	992,923,479	147,700,375	14.9%	830,573,056	127,048,252	15.3%
*	*	*	*	*	*	*	*	*	*
Non-interest-earning assets
Cash and balances with banks	14,561,569	-	-	19,121,670	-	-	12,896,943	-	-
Central Bank compulsory deposits	5,668,761	-	-	5,967,948	-	-	4,881,039	-	-
Financial assets available for sale (shares)	10,426,747	-	-	10,528,712	-	-	4,664,733	-	-
Non-performing loans and advances to customers (1)	20,059,794	-	-	21,033,366	-	-	13,960,817	-	-
Impairment of loans and advances	(34,631,652)	-	-	(24,802,018)	-	-	(24,716,311)	-	-
Investments in associates and joint ventures	7,509,425	-	-	6,416,824	-	-	4,318,847	-	-
Property and equipment, net of accumulated depreciation	7,660,382	-	-	6,722,918	-	-	4,763,516	-	-
Intangible assets and goodwill, net of accumulated amortization	15,369,482	-	-	11,569,568	-	-	7,848,705	-	-
Current and deferred income tax	57,857,166	-	-	56,987,580	-	-	46,630,519	-	-
Other non-interest-earning assets	70,823,130	-	-	73,931,728	-	-	52,087,514	-	-
Total non-interest-earning assets	175,304,804	-	-	187,478,296	-	-	127,336,322	-	-
*	*	*	*	*	*	*	*	*	*
Total assets	1,214,243,871	126,232,328	10.4%	1,180,401,775	147,700,375	12.5%	957,909,378	127,048,252	13.3%
(1) Overdue by more than 60 days.

90 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

Interest-bearing and non-interest-bearing liabilities

For the year ended December 31,	R$ in thousands, except %
	2017			2016			2015
	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-bearing liabilities
Interbank deposits	1,397,862	152,550	10.9%	1,205,451	127,617	10.6%	621,904	74,814	12.0%
Savings deposits	96,511,751	5,730,457	5.9%	93,598,769	6,712,509	7.2%	91,075,494	6,450,258	7.1%
Time deposits	122,959,605	7,536,161	6.1%	111,471,035	8,746,203	7.8%	83,978,162	5,942,386	7.1%
Obligations for repurchase agreements	238,407,697	22,564,515	9.5%	232,718,923	26,767,039	11.5%	211,686,661	23,509,785	11.1%
Borrowings and onlendings	58,617,611	3,068,552	5.2%	65,927,057	3,865,411	5.9%	64,029,996	3,092,184	4.8%
Funds from securities issued	138,281,213	13,262,613	9.6%	151,629,726	17,124,502	11.3%	97,739,942	11,570,606	11.8%
Subordinated debt	52,065,114	5,100,017	9.8%	52,348,349	6,298,555	12.0%	38,601,843	4,669,830	12.1%
Insurance technical provisions and pension plans	226,765,103	18,174,550	8.0%	198,174,725	21,395,550	10.8%	156,922,463	16,102,347	10.3%
Total interest-bearing liabilities	935,005,956	75,589,415	8.1%	907,074,035	91,037,386	10.0%	744,656,465	71,412,210	9.6%
*	*	*	*	*	*	*	*	*	*
Non-interest-bearing liabilities
Demand deposits	31,014,556	-	-	32,645,961	-	-	26,969,963	-	-
Other non-interest-bearing liabilities	138,586,108	-	-	143,993,002	-	-	99,995,194	-	-
Total non-interest-bearing liabilities	169,600,664	-	-	176,638,963	-	-	126,965,157	-	-
*	*	*	*	*	*	*	*	*	*
Total liabilities	1,104,606,620	75,589,415	6.8%	1,083,712,998	91,037,386	8.4%	871,621,622	71,412,210	8.2%
*	*	*	*	*	*	*	*	*	*
Equity attributable to controlling shareholders	109,139,400	-	-	96,263,256	-	-	85,887,584	-	-
Non-controlling interest	497,851	-	-	425,521	-	-	400,172	-	-
Total liabilities and equity	1,214,243,871	75,589,415	6.2%	1,180,401,775	91,037,386	7.7%	957,909,378	71,412,210	7.5%

91 Bradesco

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

For the year ended December 31,	R$ in thousands
	2017/2016			2016/2015
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
Interest‑earning assets
Financial assets held for trading	3,335,431	(13,227,383)	(9,891,952)	9,349,835	243,764	9,593,599
Financial assets available for sale	(850,398)	629,100	(221,298)	2,898,616	(2,955,491)	(56,875)
Investments held to maturity	346	(1,632,176)	(1,631,830)	1,421,564	(160,247)	1,261,317
Financial assets pledged as collateral	5,363,861	(5,834,129)	(470,268)	337,840	1,131,171	1,469,011
Loans and advances to banks	(1,223,911)	(2,392,002)	(3,615,913)	599,583	(259,429)	340,154
Loans and advances to customers	(1,738,916)	(3,114,016)	(4,852,932)	6,635,310	322,198	6,957,508
Central Bank compulsory deposits	294,432	(1,080,629)	(786,197)	1,212,325	(132,221)	1,080,104
Other interest‑earning assets	12,464	(10,121)	2,343	7,558	(253)	7,305
Total interest‑earning assets	5,193,309	(26,661,356)	(21,468,047)	22,462,631	(1,810,508)	20,652,123
*
Interest‑bearing liabilities
Interbank deposits	20,896	4,037	24,933	62,733	(9,930)	52,803
Savings deposits	203,401	(1,185,453)	(982,052)	180,254	81,997	262,251
Time deposits	838,253	(2,048,295)	(1,210,042)	2,104,319	699,498	2,803,817
Obligations for repurchase agreements	640,261	(4,842,785)	(4,202,524)	2,397,114	860,140	3,257,254
Borrowings and onlendings	(405,211)	(391,648)	(796,859)	93,999	679,228	773,227
Funds from securities issued	(1,423,745)	(2,438,144)	(3,861,889)	6,108,709	(554,813)	5,553,896
Subordinated debt	(33,900)	(1,164,638)	(1,198,538)	1,654,115	(25,390)	1,628,725
Insurance technical provisions and pension plans	2,801,238	(6,022,238)	(3,221,000)	4,417,198	876,005	5,293,203
Total interest‑bearing liabilities	2,641,193	(18,089,164)	(15,447,971)	17,018,441	2,606,735	19,625,176

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2017	2016	2015
Average balance of interest‑earning assets	1,038,939,067	992,923,479	830,573,056
Average balance of interest‑bearing liabilities	935,005,956	907,074,035	744,656,465
Net interest income (1)	50,642,913	56,662,989	55,636,042
*	*	*	*
Interest rate on the average balance of interest‑earning assets	12.2%	14.9%	15.3%
Interest rate on the average balance of interest‑bearing liabilities	8.1%	10.0%	9.6%
Net yield on interest‑earning assets (2)	4.1%	4.9%	5.7%
*	*	*	*
Net interest margin (3)	4.9%	5.7%	6.7%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

Return on equity and assets

The following table shows selected financial indices for the periods indicated:

92 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

For the year ended December 31,	R$ in thousands, except % and per share information
	2017	2016	2015
Net income attributable to controlling shareholders in IFRS	17,089,364	17,894,249	18,132,906
Accounting pratices diferences ( IFRS X BR GAAP)	(2,431,609)	(2,810,671)	(943,271)
Net income in BR GAAP	14,657,755	15,083,578	17,189,635
Average total assets	1,214,243,871	1,180,401,775	957,909,378
Average equity attributable to controlling shareholders	109,139,400	96,263,256	85,887,584
Net income attributable to controlling shareholders as a percentage of average total assets	1.4%	1.5%	1.9%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	15.7%	18.6%	21.1%
Dividends payout ratio to net income (1)	44.0%	41.4%	32.2%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

Financial assets held for trading, available for sale, investments held to maturity and financial assets pledged as collateral

The following table shows, as of the dates indicated, the breakdown of our financial assets held for trading, available for sale at fair value and our investments held to maturity at amortized cost. For more information on the treatment of our financial assets held for trading, available for sale and investments held to maturity see Notes 20, 21 and 22 to our consolidated financial statements included in "Item 18. Financial Statements":

December 31,	R$ in thousands, except %
	2017	2016	2015
Financial assets held for trading
Brazilian government securities	202,249,272	161,103,399	93,833,116
Bank debt securities	8,348,269	18,600,127	15,322,751
Derivative financial instruments	13,866,885	16,755,442	18,870,917
Corporate debt and marketable equity securities	12,339,790	10,383,682	7,674,357
Mutual funds	4,377,508	4,303,781	21,711,385
Brazilian sovereign bonds	307	1,358,025	1,426,416
Foreign government securities	528,010	635,390	784,507
Total financial assets held for trading	241,710,041	213,139,846	159,623,449
Financial assets held for trading as a percentage of total assets	19.7%	17.9%	15.5%
*	*	*	*
Financial assets available for sale
Brazilian government securities	103,281,758	59,198,028	66,215,852
Corporate debt securities	39,978,630	42,142,708	35,761,813
Marketable equity securities	11,037,807	9,817,561	9,323,746
Bank debt securities	1,183,853	1,559,043	4,643,044
Brazilian sovereign bonds	728,127	401,214	4,791
Foreign government securities	3,202,547	-	1,746,204
Total financial assets available for sale	159,412,722	113,118,554	117,695,450
Financial assets available for sale as a percentage of total assets	13.0%	9.5%	11.5%
*	*	*	*
Investments held to maturity
Brazilian government securities	26,738,940	30,241,947	27,405,022
Corporate debt securities	12,259,564	12,739,187	12,557,446
Brazilian sovereign bonds	7,614	20,894	41,092
Total investments held to maturity	39,006,118	43,002,028	40,003,560
Investments held to maturity as a percentage of total assets	3.2%	3.6%	3.9%

93 Bradesco

4.B. Business Overview
Form 20-F

The following table shows our financial assets pledged as collateral as of the dates indicated. For additional information about our financial assets pledged as collateral, see Note 23 to our consolidated financial statements included in "Item 18. Financial Statements":

December 31,	R$ in thousands, except %
	2017	2016	2015
Financial assets held for trading
Brazilian government securities	801,182	6,282,141	291,498
Total of financial assets held for trading	801,182	6,282,141	291,498
Financial assets held for trading as a percentage of total assets	0.1%	0.5%	0.0%
*	*	*	*
Financial assets available for sale
Brazilian government securities	53,039,884	55,530,423	28,866,615
Corporate debt securities	825,287	3,899,878	2,488,929
Bank debt securities	4,904,070	4,742,273	1,817,967
Brazilian sovereign bonds	713,555	102,841	-
Total of financial assets available for sale	59,482,796	64,275,415	33,173,511
Financial assets available for sale as a percentage of total assets	4.9%	5.4%	3.2%
*	*	*	*
Investments held to maturity
Brazilian sovereign bonds	-	431	-
Total of investments held to maturity	-	431	-
Investments held to maturity as a percentage of total assets	-	-	-
*	*	*	*
Loans and advances to banks
Interbank investments	123,691,195	84,728,590	111,024,912
Total of loans and advances to banks	123,691,195	84,728,590	111,024,912
Loans and advances to banks as a percentage of total assets	10.1%	7.1%	10.8%
*	*	*	*
Total financial assets pledged as collateral	183,975,173	155,286,577	144,489,921
Financial assets pledged as collateral as a % of total assets	15.0%	13.0%	14.1%

94 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2017, for our financial assets held for trading, financial assets available for sale and investments held to maturity:

December 31, 2017	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets held for trading
Brazilian government securities	7,764,054	6.4%	140,761,502	6.8%	51,509,560	8.7%	2,214,156	5.4%	-	-	202,249,272	7.2%
Corporate debt and marketable equity securities (1)	3,477,123	6.0%	3,952,808	6.3%	1,682,605	6.2%	182,558	7.0%	3,044,695	-	12,339,789	6.2%
Bank debt securities	6,985,811	6.8%	1,352,297	6.8%	-	-	10,162	6.5%	-	-	8,348,270	6.8%
Mutual funds (2)	-	-	-	-	-	-	-	-	4,377,508	-	4,377,508	-
Derivative financial instruments	13,187,430	-	105,519	-	571,182	-	2,754	-	-	-	13,866,885	-
Foreign government securities	172,770	7.0%	355,240	5.1%	-	-	-	-	-	-	528,010	5.4%
Brazilian sovereign bonds	-	-	-	-	214	3.9%	93	10.3%	-	-	307	4.8%
Total financial assets held for trading	31,587,188	-	146,527,366	-	53,763,561	-	2,409,723	-	7,422,203	-	241,710,041	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Financial assets available for sale
Brazilian government securities	24,844,455	6.4%	55,932,632	7.4%	6,727,447	9.1%	15,777,224	5.4%	-	-	103,281,758	7.3%
Brazilian sovereign bonds	718.00	8.0%	447,526	5.2%	279,883.00	2.6%	-	-	-	-	728,127	4.7%
Corporate debt securities	3,105,720	7.3%	26,492,752	6.6%	9,128,969	6.5%	1,251,189	7.8%	-	-	39,978,630	6.7%
Bank debt securities	13,627	6.2%	943,176	5.0%	227,050	5.2%	-	-	-	-	1,183,853	5.3%
Marketable equity securities (2)	-	-	-	-	-	-	-	-	11,037,807	-	11,037,807	-
Foreign government securities	3,202,547	7.3%	-	-	-	-	-	-	-	-	3,202,547	7.3%
Total financial assets available for sale	31,167,067	-	83,816,086	-	16,363,349	-	17,028,413	-	11,037,807	-	159,412,722	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Investments held to maturity
Brazilian government securities	20,332	6.0%	8,312,769	4.4%	63,422	5.5%	18,342,416	5.3%	-	-	26,738,939	5.0%
Brazilian sovereign bonds	7,614	8.0%	-	-	-	-	-	-	-	-	7,614	8.0%
Floating rate – bills of exchange	1,466	10.8%	1,972,171	9.4%	1,870,444	9.4%	8,415,484	9.4%	-	-	12,259,565	9.5%
Total investments held to maturity	29,412	-	10,284,940	-	1,933,866	-	26,757,900	-	-	-	39,006,118	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Overall Total	62,783,667	-	240,628,392	-	72,060,776	-	46,196,036	-	18,460,010	-	440,128,881	-
(1) For no stated maturity, it mainly corresponds to marketable equity securities; and
(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

95 Bradesco

4.B. Business Overview
Form 20-F

The following table shows maturity dates and weighted average yield as of December 31, 2017, for our financial assets pledged as collateral:

December 31, 2017	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets held for trading
Brazilian government securities	1,258	8.4%	485,214	8.8%	304,644	9.6%	10,066	10.4%	801,182	9.2%
Total of financial assets held for trading	1,258	-	485,214	-	304,644	-	10,066	-	801,182	-
*	*	*	*	*	*	*	*	*	*	*
Financial assets available for sale
Brazilian government securities	15,596,002	8.5%	37,343,117	9.2%	87,945	10.0%	12,820	10.3%	53,039,884	9.3%
Corporate debt securities	27,959	8.8%	95,455	8.7%	701,874	8.2%	-	-	825,288	8.6%
Brazilian sovereign bonds	-	-	358,250	8.9%	355,304	6.6%	-	-	713,554	7.0%
Bank debt securities	1,127,402	7.7%	2,683,381	6.6%	1,093,287	7.8%	-	-	4,904,070	7.0%
Total of financial assets available for sale	16,751,363	-	40,480,203	-	2,238,410	-	12,820	-	59,482,796	-
*	*	*	*	*	*	*	*	*	*	*
Loans and advances to banks
Interbank investments	123,691,195	7.0%	-	-	-	-	-	-	123,691,195	7.0%
Total of loans and advances to banks	123,691,195	-	-	-	-	-	-	-	123,691,195	-
*	*	*	*	*	*	*	*	*	*	*
Overall Total	140,443,816	-	40,965,417	-	2,543,054	-	22,886	-	183,975,173	-

96 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

The following table shows our financial assets held for trading, financial assets available for sale and investments held to maturity by currency as of the dates indicated:

	R$ in thousands
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2017
Denominated in reais	240,442,057	154,379,847	38,998,504	433,820,408
Denominated in foreign currency (1)	1,267,984	5,032,875	7,614	6,308,473
*	*	*	*	*
December 31, 2016
Denominated in reais	210,043,774	110,274,881	42,981,134	363,299,789
Denominated in foreign currency (1)	3,096,072	2,843,673	20,894	5,960,639
*	*	*	*	*
December 31, 2015
Denominated in reais	155,144,937	110,208,119	39,962,468	305,315,524
Denominated in foreign currency (1)	4,478,512	7,487,331	41,092	12,006,935

(1) Predominantly U.S. dollars.

The following table shows our financial assets pledged as collateral by currency as of the dates indicated:

	R$ in thousands
	At fair value		Amortized cost		Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2017
Denominated in reais	801,182	53,039,884	123,691,195	-	177,532,261
Denominated in foreign currency (1)	-	6,442,912	-	-	6,442,912
*	*	*	*	*	*
December 31, 2016
Denominated in reais	6,282,141	55,530,423	84,728,590	431	146,541,585
Denominated in foreign currency (1)	-	8,744,992	-	-	8,744,992
*	*	*	*	*	*
December 31, 2015
Denominated in reais	291,498	28,866,614	111,024,912	-	140,183,024
Denominated in foreign currency (1)	-	4,306,897	-	-	4,306,897

(1) Predominantly U.S. dollars.

Loans and advances to customers

The following tables summarize our outstanding loans and advances to customers by category of transaction. Substantially all of our loans and advances to customers are to borrowers domiciled in Brazil and are denominated in reais. The majority of our loans and advances are denominated in reais and indexed to fixed or floating interest rates. A smaller portion of them are denominated in, or indexed to, the U.S. dollar and subject to interest rates:

97 Bradesco

4.B. Business Overview
Form 20-F

December 31,	R$ in thousands
	2017	2016	2015	2014	2013
Type of loans and advances to customers
Working capital	52,700,584	60,390,890	65,501,431	62,155,974	59,180,627
Personal credit (1)	60,570,146	56,255,740	49,681,429	45,807,489	41,922,683
BNDES/Finame onlendings	30,655,666	35,816,560	38,158,108	42,168,754	40,543,267
Vehicle financing	24,741,298	23,699,948	26,484,476	30,354,903	32,209,642
Housing loans	59,963,375	60,458,038	48,114,515	40,103,169	27,870,462
Export financing	38,272,982	41,983,307	38,180,619	26,141,531	25,662,214
Credit cards	37,568,984	37,407,733	30,943,428	28,072,447	25,473,079
Rural loans	13,642,478	14,422,799	13,710,274	17,057,992	13,651,917
Guaranteed account	6,587,239	8,583,285	9,831,248	10,500,353	10,422,370
Import financing	5,318,042	7,140,346	11,026,017	9,195,381	8,598,811
Leasing	2,249,859	2,738,611	3,072,777	4,319,148	5,713,481
Insurance premiums receivable	4,301,472	5,517,932	4,757,182	4,257,787	3,717,227
Overdraft facilities	3,582,020	4,209,637	3,904,890	3,665,539	3,312,666
Others	33,659,520	33,459,047	26,957,274	25,396,213	25,701,122
Total portfolio	373,813,665	392,083,873	370,323,669	349,196,680	323,979,568

Impairment of loans and advances	(27,055,566)	(24,780,839)	(25,455,204)	(21,132,677)	(19,858,234)
*	*
Net loans and advances to customers	346,758,099	367,303,034	344,868,465	328,064,003	304,121,334
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

•  vehicle financing – this is a direct consumer credit (CDC) line linked with financing of new and used vehicles;

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

•  insurance premium receivable – refers to the sum to be paid by the insured to the insurer to assume the risk to which the insured person is exposed; and

•  overdraft limit – pre-approved credit limit, available in the checking account, to be  used when the client needs to make payments or transfers has no available balance.

Impairment of loans and advances

98 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

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

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist primarily of onlending of Eurobonds and export and import financing, and represented 8.1% in 2017, 10.3% in 2016 and 13.6% in 2015 of our portfolio of loans and advances. In many cases, our customers hold derivative instruments to minimize exchange rate variation risk.

99 Bradesco

4.B. Business Overview
Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2017	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Impairment of loans and advances	Total
Type of loans and advances to customers
Working capital	4,152,599	2,920,572	2,337,619	7,677,640	10,050,124	22,552,897	3,009,133	52,700,584	(3,750,590)	48,949,994
Personal credit	3,778,349	3,440,702	2,478,403	7,000,890	10,426,881	30,916,782	2,528,139	60,570,146	(3,577,191)	56,992,955
BNDES/Finame onlendings	951,008	745,214	748,741	3,133,952	5,275,011	19,713,048	88,692	30,655,666	(533,707)	30,121,959
Vehicle financing	1,449,408	1,339,798	1,177,678	3,324,947	5,379,922	11,103,128	966,417	24,741,298	(1,452,944)	23,288,354
Housing loans	879,004	834,601	673,911	1,656,908	2,866,597	50,948,967	2,103,387	59,963,375	(1,778,502)	58,184,873
Export financing	3,081,676	2,102,616	2,894,204	5,947,846	4,877,376	18,963,719	405,545	38,272,982	(1,214,104)	37,058,878
Credit cards	-	-	-	-	-	-	37,568,984	37,568,984	(5,244,280)	32,324,704
Rural loans	432,525	770,263	518,708	2,014,761	6,989,825	2,650,030	266,366	13,642,478	(513,691)	13,128,787
Guaranteed account	1,702,334	1,926,444	1,611,321	957,737	162,488	3,877	223,038	6,587,239	(201,448)	6,385,791
Import financing	927,465	819,812	591,090	1,634,402	771,705	559,096	14,472	5,318,042	(47,833)	5,270,209
Leasing	176,811	119,579	104,723	287,334	429,826	1,072,286	59,300	2,249,859	(131,893)	2,117,966
Insurance premiums receivable	4,275,166	-	-	-	-	26,306	-	4,301,472	(384,644)	3,916,828
Overdraft facilities	1,065,148	758,731	402,416	157,809	254,641	31,773	911,502	3,582,020	(564,782)	3,017,238
Others	9,879,091	4,789,618	1,729,761	3,020,774	2,626,384	5,050,513	6,563,379	33,659,520	(7,659,957)	25,999,563
Total loans and advances to customers	32,750,584	20,567,950	15,268,575	36,815,000	50,110,780	163,592,422	54,708,354	373,813,665	(27,055,566)	346,758,099
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.

As of December 31, 2017	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of interest rates of loans and advances to customer by maturity
Fixed rates	28,114,418	17,154,613	11,684,985	27,219,239	36,869,807	89,307,225	53,812,477	264,162,764
Floating rates	4,636,166	3,413,337	3,583,590	9,595,761	13,240,973	74,285,197	895,877	109,650,901
Total	32,750,584	20,567,950	15,268,575	36,815,000	50,110,780	163,592,422	54,708,354	373,813,665

100 Form 20-F – December 2016

4.B. Business Overview
Form 20-F

Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 3.4% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of loans and advances to customers, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 1.8% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of outstanding cross-border transactions, divided by the average of the last three years of the total assets).

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated:

As of December 31,	R$ in thousands, except %
	2017		2016		2015
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	9,676,927	2.6%	8,813,581	2.2%	10,250,375	2.8%
Petrol, derived and aggregated activities	9,410,382	2.5%	8,813,581	2.2%	6,956,808	1.9%
Electricity	1,322	-	-	-	609	-
Other sectors	265,223	0.1%	-	-	3,292,958	0.9%
Private sector	364,136,738	97.4%	383,270,292	97.8%	360,073,293	97.2%
Corporate	190,148,345	50.9%	212,344,421	54.2%	212,213,504	57.3%
Real estate activities and construction	29,383,442	7.9%	33,888,418	8.6%	32,472,376	8.8%
Retail	23,935,638	6.4%	25,346,471	6.5%	25,660,190	6.9%
Services	17,996,533	4.8%	18,172,147	4.6%	9,719,563	2.6%
Transportation and concession	14,190,284	3.8%	17,044,780	4.3%	18,324,581	4.9%
Automotive	10,014,454	2.7%	13,148,526	3.4%	12,004,305	3.2%
Food	8,866,028	2.4%	10,870,635	2.8%	7,898,203	2.1%
Wholesale	9,045,916	2.4%	10,704,646	2.7%	10,576,376	2.9%
Electricity	7,360,804	2.0%	8,255,265	2.1%	8,696,201	2.3%
Steel and metallurgy	7,001,290	1.9%	7,800,237	2.0%	7,668,680	2.1%
Sugar and alcohol	7,042,811	1.9%	7,514,693	1.9%	7,792,773	2.1%
Other sectors	55,311,145	14.8%	59,598,603	15.2%	71,400,256	19.3%
Individuals	173,988,393	46.5%	170,925,871	43.6%	147,859,789	39.9%
Total portfolio	373,813,665	100.0%	392,083,873	100.0%	370,323,668	100.0%
Impairment of loans and advances	(27,055,566)	(7.2)%	(24,780,839)	(6.3)%	(25,455,204)	(6.9)%
Total net of loans and advances to customers	346,758,099	92.8%	367,303,034	93.7%	344,868,464	93.1%

Non-performing loans and advances and impairment of loans and advances

The following table summarizes our non-performing loans and advances (loans and advances overdue for over 60 days), as well as those neither due nor impaired, foreclosed assets, and certain asset quality indicators for the dates shown. We use some of these indicators for monitoring purposes and to support decision-making when granting loans and advances. For further information regarding the performance of some of these ratios, see Item “5.A. Operating Results":

December 31,	R$ in thousands, except %
	2017	2016	2015	2014	2013
Non-performing loans and advances to customers, over 60 days	20,783,181	23,373,999	18,288,316	14,779,382	13,650,513
Foreclosed assets	1,520,973	1,578,966	1,247,106	1,006,461	832,546
Total non-performing loans and advances to customers and foreclosed assets	22,304,154	24,952,965	19,535,422	15,785,843	14,483,059
Total loans and advances to customers	373,813,665	392,083,873	370,323,668	349,196,681	323,979,568
Impairment of loans and advances	27,055,566	24,780,839	25,455,204	21,132,677	19,858,234
Non-performing loans and advances as a percentage of total loans and advances to customers	5.6%	6.0%	4.9%	4.2%	4.2%
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to customers	6.0%	6.4%	5.3%	4.5%	4.5%
Impairment of loans and advances as a percentage of total loans and advances	7.2%	6.3%	6.9%	6.1%	6.1%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	130.2%	106.0%	139.2%	143.0%	145.5%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	121.3%	99.3%	130.3%	133.9%	137.1%
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances)	3.9%	4.1%	3.0%	2.7%	3.2%

101 Bradesco

4.B. Business Overview
Form 20-F

Impairment of loans and advances

The following table shows the impairment of our loans and advances by type for the periods indicated:

December 31,	R$ in thousands, except %
	2017	2016	2015	2014	2013
Balance at the beginning of the period	24,780,839	25,455,204	21,132,677	19,858,234	19,914,294
*	*	*	*	*	*
Charge-off from assets
Working capital	(3,170,932)	(3,171,768)	(2,143,675)	(1,507,974)	(1,447,051)
BNDES/Finame onlendings	(465,169)	(619,139)	(382,409)	(272,469)	(232,101)
Personal credit	(2,619,915)	(2,493,626)	(1,855,512)	(1,633,867)	(1,447,057)
Credit cards	(2,953,025)	(1,979,265)	(1,471,292)	(1,410,131)	(1,626,581)
Export financing	(276,113)	(121,744)	(256,309)	(35,501)	(58,366)
Leasing	(121,844)	(180,191)	(172,419)	(252,447)	(381,582)
Housing loans	(418,558)	(215,987)	(186,184)	(154,943)	(94,700)
Rural loans	(259,170)	(174,167)	(92,887)	(60,724)	(69,683)
Guaranteed account	(403,987)	(460,516)	(281,858)	(250,973)	(252,838)
Import financing	(79,058)	(310,948)	(327,775)	(45,435)	(6,910)
Overdraft facilities	(1,483,415)	(1,414,061)	(883,620)	(692,735)	(676,805)
Others (1)	(9,369,779)	(10,390,738)	(6,489,564)	(6,624,258)	(7,026,270)
Total charge-off from assets	(21,620,965)	(21,532,150)	(14,543,504)	(12,941,457)	(13,319,944)

Recoveries	-	-	-	-	-
Working capital	1,059,299	753,566	546,963	308,980	294,657
BNDES/Finame onlendings	249,578	222,901	124,143	101,297	69,533
Personal credit	747,811	569,391	547,700	519,378	492,383
Credit cards	409,119	340,405	238,747	504,319	370,184
Export financing	1,074,567	623,261	30,822	14,972	7,139
Leasing	64,202	95,960	82,692	95,361	83,813
Housing loans	286,345	151,977	1,634	736	720
Rural loans	114,815	65,502	36,953	35,380	42,177
Guaranteed account	95,567	59,991	71,281	46,621	36,268
Import financing	47,254	119,381	32,640	1,120	1,500
Overdraft facilities	251,508	190,330	168,001	164,864	162,306
Others (1)	2,634,792	2,314,842	2,263,303	2,131,486	2,079,334
Total recoveries	7,034,857	5,507,507	4,144,879	3,924,514	3,640,014
*	*	*	*	*	*
Net charge–offs	(14,586,108)	(16,024,643)	(10,398,625)	(9,016,943)	(9,679,930)
*	*	*	*	*	*
Net impairment losses on loans and advances	16,860,835	15,350,278	14,721,152	10,291,386	9,623,870
*	*	*	*	*	*
Balance at the end of the period	27,055,566	24,780,839	25,455,204	21,132,677	19,858,234
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	3.8%	4.1%	3.0%	2.7%	3.2%
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

Allocated impairment of loans and advances

The following tables set forth allocated impairment of our loans and advances for the periods indicated. The allocated loss amount and the loans and advances category are stated as a percentage of total loans and advances:

102 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

December 31, 2017	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	3,750,590	1.0%	14.1%
BNDES/Finame onlendings	533,707	0.1%	8.7%
Vehicle financing	1,452,944	0.4%	6.7%
Personal credit	3,577,191	1.0%	16.5%
Credit cards	5,244,280	1.4%	9.3%
Export financing	1,214,104	0.3%	10.7%
Leasing	131,893	-	0.6%
Housing loans	1,778,502	0.5%	16.8%
Rural loans	513,691	0.1%	3.8%
Guaranteed account	201,448	0.1%	1.8%
Import financing	47,833	-	1.5%
Overdraft facilities	564,782	0.2%	0.9%
Insurance premiums receivable	384,644	0.1%	1.1%
Others	7,659,957	2.0%	7.5%
Total	27,055,566	7.2%	100.0%
(1) net of impairment of loans and advances.

December 31, 2016	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,828,062	0.8%	15.5%
BNDES/Finame onlendings	481,655	0.1%	9.8%
Vehicle financing	1,575,102	0.4%	6.0%
Personal credit	3,292,568	0.9%	14.5%
Credit cards	4,738,899	1.3%	8.9%
Export financing	675,791	0.2%	11.3%
Leasing	140,801	-	0.7%
Housing loans	839,003	0.2%	16.2%
Rural loans	451,160	0.1%	3.9%
Guaranteed account	296,443	0.1%	2.2%
Import financing	196,166	0.1%	1.9%
Overdraft facilities	471,521	0.1%	0.7%
Insurance premiums receivable	398,771	0.1%	1.5%
Others	8,394,897	2.3%	6.9%
Total	24,780,839	6.7%	100.0%
(1) net of impairment of loans and advances.

103 Bradesco

4.B. Business Overview
Form 20-F

December 31, 2015	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	5,922,477	1.7%	17.9%
BNDES/Finame onlendings	555,715	0.2%	10.8%
Vehicle financing	1,839,711	0.5%	7.1%
Personal credit	2,941,571	0.8%	13.4%
Credit cards	4,005,048	1.1%	7.7%
Export financing	642,533	0.2%	10.8%
Leasing	152,028	-	13.5%
Housing loans	864,111	0.2%	3.8%
Rural loans	544,530	0.2%	2.7%
Guaranteed account	297,873	0.1%	0.8%
Import financing	164,967	-	3.1%
Overdraft facilities	578,631	0.2%	0.8%
Insurance premiums receivable	277,173	0.1%	1.4%
Others	6,668,836	1.9%	6.2%
Total	25,455,204	7.2%	100.0%
(1) net of impairment of loans and advances.

December 31, 2014	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,512,775	0.8%	17.8%
BNDES/Finame onlendings	1,070,517	0.3%	12.6%
Vehicle financing	1,892,497	0.6%	8.7%
Personal credit	2,877,236	0.9%	13.1%
Credit cards	3,405,529	1.0%	7.5%
Export financing	616,625	0.2%	7.7%
Leasing	294,371	0.1%	1.3%
Housing loans	1,047,221	0.3%	11.9%
Rural loans	427,932	0.1%	5.0%
Guaranteed account	241,252	0.1%	3.1%
Import financing	45,570	-	2.7%
Overdraft facilities	493,240	0.1%	0.9%
Insurance premiums receivable	200,768	0.1%	1.3%
Others	6,007,144	1.8%	6.4%
Total	21,132,677	6.4%	100.0%
(1) net of impairment of loans and advances.

104 Form 20-F – December 2017

4.B. Business Overview
Form 20-F

December 31, 2013	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,018,116	0.7%	18.5%
BNDES/Finame onlendings	862,551	0.3%	13.0%
Vehicle financing	2,298,898	0.7%	9.8%
Personal credit	2,893,310	0.9%	12.9%
Credit cards	3,072,543	1.0%	7.4%
Export financing	453,652	0.1%	8.2%
Leasing	463,771	0.1%	1.8%
Housing loans	796,768	0.3%	8.9%
Rural loans	314,732	0.1%	4.2%
Guaranteed account	224,615	0.1%	3.3%
Import financing	39,942	-	2.8%
Overdraft facilities	416,282	0.1%	0.9%
Insurance premiums receivable	218,945	0.1%	1.2%
Others	5,784,109	1.9%	7.1%
Total	19,858,234	6.4%	100.0%
(1) net of impairment of loans and advances.

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in impairment on loans and advances for the periods shown:

December 31,	R$ in thousands
	2017	2016	2015
Loans and advances to banks outstanding by type of operation
Repurchase agreements
Own portfolio position
Financial treasury bills	4,517,178	28,000,310	199,996
National treasury bills	2,447,381	13,211,900	11,637,051
National treasury notes	10,485,142	42,584,901	17,058,798
Debentures	-	271,279	362,215
Others	37,476	6,461	4,293
Short position
Brazilian government securities	3,558,414	1,103,295	370,759
Subtotal	21,045,591	85,178,146	29,633,112
Interbank deposits	7,336,988	5,387,769	1,017,666
Foreign currency transactions	2,278,744	2,341,124	2,149,301
Bank deposit certificates	544,160	454,104	833,909
Credit acquisition with co-obligation	1,047,722	1,484,391	2,037,739
Impairment of loans and advances	(5,481)	(7,398)	(51,317)
Total of loans and advances to banks, net of impairment	32,247,724	94,838,136	35,620,410

December, 31	R$ in thousands
	2017	2016	2015
Change in impairment of loans and advances
Balance at the beginning of the year	7,398	51,317	44,265
Additions/Reductions	(1,917)	(43,919)	7,052
Balance at the end of the year	5,481	7,398	51,317

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

105 Bradesco

4.B. Business Overview
Form 20-F

For the year ended December 31,	R$ in thousands, except %
	2017		2016		2015
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	31,014,556	-	32,645,961	-	26,969,963	-
Total non-interest-bearing deposits	31,014,556	-	32,645,961	-	26,969,963	-
*
Interest–bearing deposits
Interbank deposits	1,397,862	10.9%	1,205,451	10.6%	621,904	11.8%
Savings deposits	96,511,751	5.9%	93,598,769	7.2%	91,075,494	7.1%
Time deposits	122,959,605	6.1%	111,471,035	7.8%	83,978,162	7.1%
Total interest–bearing deposits	220,869,218	-	206,275,255	-	175,675,560	-
Total deposits	251,883,774	-	238,921,216	-	202,645,523	-

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2017	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	31,422,680	-	-	-	31,422,680
Total non-interest-bearing deposits	31,422,680	-	-	-	31,422,680
*	*	*	*	*	*
Interest–bearing deposits
Interbank deposits	281,898	183,683	1,232,372	43,107	1,741,060
Savings deposits (1)	103,332,697	-	-	-	103,332,697
Time deposits	4,837,888	3,752,971	9,777,143	97,316,853	115,684,855
Total interest–bearing deposits	108,452,483	3,936,654	11,009,515	97,359,960	220,758,612
*	*	*	*	*	*
Total domestic deposits	139,875,163	3,936,654	11,009,515	97,359,960	252,181,292
*	*	*	*	*	*
International deposits (2)
Non–interest–bearing deposits
Demand deposits	2,665,936	-	-	-	2,665,936
Total non-interest-bearing deposits	2,665,936	-	-	-	2,665,936
*	*	*	*	*	*
Interest–bearing deposits
Interbank deposits	427,565	-	-	-	427,565
Time deposits	8,775,569	168,881	754,490	233,629	9,932,569
Total interest–bearing deposits	9,203,134	168,881	754,490	233,629	10,360,134
*	*	*	*	*	*
Total international deposits	11,869,070	168,881	754,490	233,629	13,026,070
*	*	*	*	*	*
Total deposits	151,744,233	4,105,535	11,764,005	97,593,589	265,207,362
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of our outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2017	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	3,029,684	8,680,028
Maturity after 3 months but within 6 months	2,251,683	168,881
Maturity after 6 months but within 12 months	4,813,657	738,693
Maturity after 12 months	37,332,970	233,629
Total deposits in excess of US$100,000	47,427,994	9,821,231

Obligations for repurchase agreements

The following table summarizes our obligations for repurchase agreements for the periods indicated:

106 Form 20-F – December 2017

4.C. Organizational Structure
Form 20-F

For the year ended December 31,	R$ in thousands, except %
	2017	2016	2015
Obligations for repurchase agreements
Amount outstanding	233,467,544	241,978,931	222,291,364
Maximum amount outstanding during the period	301,397,114	246,668,210	238,178,168
Weighted average interest rate at period end (1)	6.8%	12.5%	13.8%
Average amount during the period	238,407,697	232,718,923	211,686,661
Weighted average interest rate during the period	9.5%	11.5%	11.1%
(1) We calculated the average balances using the end-of-month account balances, including related accrued interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see "Item 7.A. Major Shareholders." For further information about our significant subsidiaries as of December 31, 2017, see Exhibit 8.1 to this annual report.

4.D. Property, Plants and Equipment

As of December 31, 2017, we owned 905 properties and leased 3,835 properties throughout Brazil and 10 properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

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

In 2015, GDP recorded a retraction of 3.8% compared to the previous year. The real depreciated to R$3.9048 against the U.S. dollar on December 31, 2015, compared with R$2.6562 against the U.S. dollar on December 31, 2014. The COPOM increased the basic interest rate from 11.75% on December 31, 2014 to 14.25% on December 31, 2015. The inflation, measured by the IPCA, was 10.7% for the year ended December 31, 2015.

In 2016, GDP retracted by 3.6% compared to the previous year. The real appreciated to R$3.2591 against the U.S. dollar on December 31, 2016, compared with R$3.9048 per U.S. dollar on December 31, 2015. The COPOM decreased the basic interest rate from 14.25% on December 31, 2015 to 13.75% on December 31, 2016. The inflation, measured by the IPCA, was 6.3% for the year ended December 31, 2016.

In 2017, GDP increased by 1.0% compared to the previous year. The real depreciated to R$3.3080 against the U.S. dollar on December 31, 2017, compared with R$3.2591 per U.S. dollar on December 31, 2016. The COPOM decreased the basic interest rate from 13.75% on December 31, 2016 to 7.00% on December 31, 2017. The inflation, measured by the IPCA, was 3.0% for the year ended December 31, 2017.

107 Bradesco

5.A. Operating Results
Form 20-F

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	In R$, except %
	2017	2016	2015
Inflation (IPCA)	3.0%	6.3%	10.7%
Appreciation/(depreciation) of the real against the U.S. dollar	(1.5)%	16.5%	(47.0)%
Period-end exchange rate-US$1.00	3.3080	3.2591	3.9048
Average exchange rate‑US$1.00 (1)	3.2074	3.4849	3.3314
(1) Average exchange rate considering the closing exchange rates at the end of each month starting December of the previous year.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

	2017	2016	2015
Change in real GDP (1)	1.0%	(3.6)%	(3.5)%
Average base interest rates (2)	10.0%	14.0%	13.3%
Average interbank interest rates (3)	9.9%	14.0%	13.2%
(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year; GDP 2017 = estimates;
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with B3 methodology (ex-Clearing and Custody Chamber -"CETIP") (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and B3.

Effects of the global financial markets on our financial condition and results of operations

The global economic environment was generally favorable during 2017. The political risks in Europe dissipated, the economy resumed growth and inflation rates remained stable in the major economies. In this sense, we see a positive scenario on the liquidity aspect with a reduction of the risk and the maintenance of monetary policies.

For 2018, we expect continued economic growth considering (i) the increase of investments in the last months of 2017, suggesting a longer season of growth and (ii) the spread of the economic expansion around the countries, affecting the prices of raw materials such as metallic commodities and oil.

The gap between the rate of growth and the adjustments of prices increased gradually. A new economic acceleration in 2018 will raise the risk of inflation – we project an expansion of 3.8% for global GDP, compared to the forecast of 3.6% in 2017. Thus, although we expect that the monetary policy will stabilize, the risk balance suggests more volatility in the assets (interest rates, currencies, stock markets, etc.) compared to what happened last year.

In the USA, business activities and the approval of tax reform created a positive environment in the economy and reinforced our expectation of an expansion of 2.6%, in 2018. We believe that the inflation scenario should not bring major concerns to the Federal Reserve, which may maintain the current conservative monetary policy: we estimate four additional high interest rates this year, one per quarter.

In Europe, the result of the intense political timetable for 2017 was positive for the European Union, particularly with regard to the consolidation of the French and German Governments, which have strengthened a pro-European unification agenda. The political agenda of the continent deserves attention in 2018, particularly the developments of the Italian elections, the parliamentary address in Catalonia and the continuity of Brexit negotiations. Although the economy has grown significantly, inflation remained stable. Thus, regarding the deployment of the monetary policy, unlike the Federal Reserve, the ECB (European Central Bank) has adopted an expansionist policy. However, the expectation is that this tone should move towards neutrality between the end of 2018 and beginning of 2019.

Overall, in spite of the moderate growth in China, the maintenance of global demand over the coming months (especially for the developed countries) should create a scenario of inflation slightly different from the one observed in 2017, with prices showing some acceleration during the year, reflecting the pressure of prices of commodities or responding to the increase of wages.

Effects of interest rates and devaluation/appreciation on net interest income

During periods of high interest rates, our interest income increases due to increasing interest rates on our interest-earning assets. At the same time, our interest expense increases as interest rates on our

108 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

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

In 2016, our net interest income increased by 1.8% in relation to 2015, from R$55,636 million in 2015 to R$56,663 million in 2016. This growth is mainly related to an increase in the business volume of R$5,444 million, mainly due to the consolidation of HSBC Brasil. This increase was partially offset by changes in average interest rates, which includes the effect from the appreciation of the real and impacted in R$4.417 million as a result of the decrease in the average net interest margin, from 6.7% in 2015 to 5.7% in 2016.

In 2017, our net interest income decreased by 10.6% in relation to 2016, from R$56,663 million in 2016 to R$50,643 million in 2017. This decrease is mainly related to changes in average interest rates, impacting our results by R$8,572 million as a result of the decrease in the average net interest margin, from 5.7% in 2016 to 4.9% in 2017. This decrease was partially offset by the increase in the volume of business, which contributed with R$2,552 million to our net interest income.

The following tables show our foreign-currency denominated or indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2017	2016	2015
Assets
Cash and balances with banks	2,252,743	2,254,550	8,305,430
Financial assets held for trading	1,267,984	3,096,072	4,478,512
Financial assets available for sale	5,032,875	2,843,673	7,487,331
Investments held to maturity	7,614	20,894	41,092
Financial assets pledged as collateral	6,442,912	8,744,991	4,306,897
Loans and advances to banks	2,317,915	2,402,807	2,368,658
Loans and advances to customers	30,206,339	37,774,932	50,250,575
Property and equipment, net of accumulated depreciation	22,301	25,823	27,617
Intangible assets and goodwill, net of accumulated amortization	14,355	14,138	29,354
Taxes to be offset	40,744	33,558	44,450
Deferred income tax assets	1,239	262,502	1,388,929
Other assets	14,398,923	12,328,661	12,373,038
Total assets	62,005,944	69,802,601	91,101,883
Off‑balance sheet accounts – notional value
Derivatives
Futures	45,761,604	100,581,577	96,679,181
Forward	61,945,267	70,938,623	72,408,901
Options	3,873,614	1,480,183	744,507
Swaps	83,452,524	129,516,898	171,025,037
Total assets with derivatives (a)	257,038,953	372,319,882	431,959,509

109 Bradesco

5.A. Operating Results
Form 20-F

December 31,	R$ in thousands
	2017	2016	2015
Liabilities
Deposits from banks	27,717,074	29,842,987	36,944,658
Deposits from customers	12,517,759	17,436,355	27,576,216
Financial liabilities held for trading	520,154	324,190	1,300,208
Funds from securities issued	3,078,089	5,815,118	9,477,171
Subordinated debt	11,637,722	11,455,186	13,714,437
Insurance technical provisions and pension plans	5,002	653	946
Other provisions	1,954	13,816	13,218
Current income tax liabilities	6,794	12,990	27,137
Other liabilities	7,757,774	10,424,283	6,747,195
Total liabilities	63,242,322	75,325,578	95,801,186
Off‑balance sheet accounts – notional value
Derivatives
Futures	80,477,183	131,518,068	114,575,804
Forward	63,854,548	72,763,569	72,557,432
Options	4,188,412	1,851,857	1,194,413
Swap	99,508,626	142,154,441	181,459,003
Total liabilities with derivative (b)	311,271,091	423,613,513	465,587,838
Net exposure (a-b)	(54,232,138)	(51,293,631)	(33,628,329)

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2(f) and 20(c) to our consolidated financial statements in "Item 18. Financial Statements."

Our net exposure in relation to our total assets amounted to 4.4% as of December 31, 2017, 4.3% as of December 31, 2016 and 3.3% as of December 31, 2015.

Taxes

Our income tax expenses comprise IRPJ, which is levied at a rate of 15.0% on our adjusted net income, plus an additional 10.0% and the Social Contribution Tax, which is levied at a rate of 15.0% on our adjusted net income, both are federal taxes.

In January 2008, the government increased the social contribution tax rate for the financial sector from 9.0% to 15.0%. From May 2008 to August 2015, financial institutions incurred the social contribution tax on adjusted net income at a 15.0% rate. The legality of this increase is being challenged in actions brought before the STF. If the STF decides that this increase is not legal, we will be entitled to recover any amount we have paid under the 15.0% tax rate regime in excess of what we would have incurred for the social contribution tax under the 9.0% regime. For the period between September 2015 and December 2018, the rate applicable for financial institutions and for the insurance industry was changed to 20.0%, pursuant to Law No. 13,169/15. The rate will return to 15.0% beginning in January 2019. For the other companies, the social contribution is calculated considering a rate of 9.0%.

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

110 Form 20-F – December 2017

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

Impairment of loans and advances

At the end of each reporting period, we review the impairment of loans and advances, evaluating the estimated loss on impairment of loans and advances.

The determination of the impairment of loans and advances, by its nature requires judgments and assumptions about the portfolio of loans and advances, for both specific products and portfolios and on an individual basis. When we analyze our portfolio as a whole, several factors can affect our estimate of the likely range of losses, depending on the methodology we use for measuring historical delinquency rates and the historical period we consider in making those measurements.

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

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the amount of impairment. In this assessment, an increase of 10.0% in the PD as of December 31, 2017, would have increased the impairment by R$503.7 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expected delinquency has on determining impairment.

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

These financial instruments are categorized in a ranking based on the lowest level of information significant for measuring fair value. For instruments classified as Level 3, we have to use a significant amount of our own judgment to measure fair market value. We base our judgment on our knowledge and observations of the relevant markets for individual assets and liabilities and these judgments may vary based on market conditions. In applying our judgment, we analyze a series of third-party prices and transaction volumes to understand and assess the extent of available market benchmarks and the judgment or modelling required in processes with third parties. Based on these factors, we determine whether fair values are observable in active markets or if markets are inactive.

111 Bradesco

5.A. Operating Results
Form 20-F

The fair values of financial assets held for trading and available for sale are primarily based on actively traded markets where prices are based on direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of financial assets held for trading and available for sale. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within Level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require Management to exercise significant judgment or estimation. As of December 31, 2017, R$7,239 million, or 1.6%, of financial assets held for trading, available for sale, pledged as collateral and net derivatives were classified as Level 3 fair value assets.

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

Impairment of financial assets available for sale

Periodically, we assess the existence of impairment of financial assets available for sale if there is a prolonged or significant decrease in their fair value, see Note 2(f) (viii) (b) to our consolidated financial statements in "Item 18. Financial Statements."

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

Impairment of goodwill

At least every year, we have to determine if the current carrying value of goodwill has been impaired. The first step in the process is identifying independent cash generating units and their allocations of goodwill. A unit's carrying amount, including allocated goodwill, is then compared to value in use to see whether there is impairment. If a cash-generating unit's value in use is less than carrying amount, goodwill is impaired. Detailed calculations to reflect changes in the market in which a business operates may be required (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows reflect our outlook for future performance.

112 Form 20-F – December 2017

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

Benefits and claims stated in contracts also include provisions for claims incurred but not reported relating to health, property and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until we receive the reports, process them, and pay out the claims. We determine the amount of such provision using actuarial methods based on historical warnings/payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates and to make technical provisions are regularly reviewed and updated. For additional information, see Note 2(o) to our consolidated financial statements.

In long-term health insurance contracts, the establishment of Other Technical Provisions can also be used to cover any resulting differences between the expected value of the future claims and future related expenses and the expected value of future premiums.

For certain products offered such as pension plans and funds the participants go through two distinct phases as part of the contract: first accumulating assets, then enjoying benefits. During the accumulation phase, technical provisions increase as contributions are received and interest is credited (based on contractual arrangements) and decrease by redemptions paid.  If it is necessary to complement the technical provisions, the Complementary Reserve for Coverage (PCC) will be established, which value is calculated in accordance with the Liability Adequacy Test (LAT). The LAT is prepared with statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted by the criteria of longevity compatible with the latest versions disclosed (improvement) and interest rate curves (ETTJ) free from risk, as authorized by SUSEP. Improvement is a technique that updates the biometric table automatically, considering the expected increase in future life.

The technical provisions are computed using assumptions of mortality, disability, cancellation, interest rates, inflation and costs, which are based on our experience and are periodically reassessed in relation to the sector patterns

For sensitivity analysis purposes, regarding life and damage, except for life individual insurance, the impact of a 1 percentage point increase in claims in the last 12 months, with the calculation base date being December 31, 2017, would lead to a R$158.4 million decrease on income and shareholders’ equity after taxes and contributions.

In relation to life insurance with living benefits, individual life insurance and pension plans, we assessed the impact of decreasing interest rates, increasing beneficiary longevity and increase in the income-conversion option on income and shareholders’ equity after taxes and contributions. In this assessment, a decrease of 5.0% in interest rates would lead to R$179.0 million decrease on income and

113 Bradesco

5.A. Operating Results
Form 20-F

shareholders’ equity after taxes and contributions. The increase of 0.2 percentage point in the longevity of beneficiaries would represent a negative impact of R$41.1 million on income and shareholders’ equity after taxes and contributions, while an increase of 5 percentage points in the conversion into income would represent a negative impact of R$40.1 million on income and shareholders’ equity after taxes and contributions.

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

Other matters

IFRS 9 replaces the IAS 39 - Financial Instruments: Recognition and Measurement guidance. IFRS 9 applies to financial instruments shall be applied retrospectively on the effective date of the IFRS, January 1, 2018. IFRS 9 includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) new requirements on hedge accounting. The new standard maintains the principal existing guidance on the recognition and derecognition of financial instruments in IAS 39. For further information on IFRS 9, see Note 42 to our consolidated financial statements in “Item 18. Financial Statements.”

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2017
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	28,066,940	96,232,127	1,290,985	27,371	125,617,424
Obligations for repurchase agreements	227,346,812	6,023,807	75,942	20,984	233,467,544
Borrowings	17,278,885	746,718	496,110	-	18,521,713
Onlendings	11,052,779	9,850,619	4,558,129	5,307,767	30,769,294
Funds from securities issued	83,262,737	47,552,456	3,590,523	768,374	135,174,090
Subordinated debt	10,808,462	8,581,038	12,186,204	18,603,697	50,179,401
Insurance technical provisions and pension plans	210,850,589	28,239,001	-	-	239,089,590
Other obligations	88,358,128	2,990,664	2,157,812	4,310,220	97,816,824
Total	677,025,332	200,216,430	24,355,705	29,038,412	930,635,880
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.

Off-balance sheet financial guarantees

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our balance sheet. The following table summarizes these transactions as of December 31, 2017:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	16,778,332	13,834,843	4,827,351	43,426,822	78,867,348
Letters of credit	294,229	-	-	-	294,229
Total	17,072,561	13,834,843	4,827,351	43,426,822	79,161,577

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

114 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

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

For a description of our operational segment's operations, see "Item 4.B. Business Overview."

Results of operations for the year ended December 31, 2017 compared with the year ended December 31, 2016

The following tables set forth the principal components of our net income for 2017 and 2016, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2017	2016	% change
Net interest income	50,642,913	56,662,989	(10.6)%
Net Impairment losses on loans and advances	(16,860,835)	(15,350,278)	9.8%
Non‑interest income	123,205,938	115,171,491	7.0%
Non‑interest expense	(133,244,457)	(124,578,746)	7.0%
Income before income taxes	23,743,559	31,905,456	(25.6)%
Income tax and social contribution	(6,428,956)	(13,912,730)	-
Net income for the year	17,314,603	17,992,726	(3.8)%
Net income attributable to controlling shareholders	17,089,364	17,894,249	(4.5)%
Net income attributable to non-controlling interest	225,239	98,477	128.7%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Net interest income	46,997,327	49,156,109	(4.4)%	1,857,926	5,374,229	(65.4)%
Net Impairment losses on loans and advances	(17,895,929)	(18,829,460)	(5.0)%	-	-	-
Non‑interest income	40,812,449	41,414,563	(1.5)%	83,890,316	75,664,123	10.9%
Non‑interest expense	(59,751,778)	(54,448,727)	9.7%	(76,554,425)	(71,473,806)	7.1%
Income before income taxes	10,162,069	17,292,485	(41.2)%	9,193,817	9,564,546	(3.9)%
Income tax and social contribution	(887,289)	(7,995,420)	(88.9)%	(4,156,153)	(3,915,822)	6.1%
Net income	9,274,780	9,297,065	(0.2)%	5,037,664	5,648,724	(10.8)%
Net income attributable to controlling shareholders	9,272,962	9,293,766	(0.2)%	4,812,425	5,550,662	(13.3)%
Net income attributable to non-controlling interest	1,818	3,299	(44.9)%	225,239	98,062	129.7%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2017 and 2016, on a consolidated basis and by segment:

115 Bradesco

5.A. Operating Results
Form 20-F

	R$ in thousands, except %
	2017	2016	% Change
Consolidated
Interest and similar income	126,232,328	147,700,375	(14.5)%
Interest and similar expenses	(75,589,415)	(91,037,386)	(17.0)%
Net interest income	50,642,913	56,662,989	(10.6)%
Banking
Interest and similar income	108,302,148	118,585,106	(8.7)%
Interest and similar expenses	(61,304,821)	(69,428,997)	(11.7)%
Net interest income	46,997,327	49,156,109	(4.4)%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	20,032,476	26,769,779	(25.2)%
Interest and similar expenses	(18,174,550)	(21,395,550)	(15.1)%
Net interest income	1,857,926	5,374,229	(65.4)%

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real for 2017 and 2016, respectively:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2017/2016
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	2,552,116	1,348,099	1,134,326
Due to changes in average interest rates	(8,648,291)	(3,582,978)	(4,650,628)
Due to Brazilian real appreciation/depreciation	76,099	76,097	(1)
Net change	(6,020,076)	(2,158,782)	(3,516,303)

Banking

Our net interest income decreased by 4.4% from R$49,156 million in 2016 to R$46,997 million in 2017. This decrease was mainly due to changes in the average interest rates, which had a negative impact in our revenues by R$3,583 million, partially offset by the increase in the average volume of business contributing R$1,348 million to the result, as a result of a 1.3% increase in the average balance of interest-earning assets, increasing our revenues by R$1,237 million, partly as a result of the increase of: (a) 28.3% in the average balance of assets pledged as collateral; and (b) 5.4% of compulsory deposits to the Central Bank. The impact on our net interest income, due to the appreciation/(depreciation) of the real, was R$76 million.

Insurance, pension plans and capitalization bonds

Our net interest income decreased by 65.4%, from R$5,374 million in 2016 to R$1,858 million in 2017. This reduction was mainly due to changes in average interest rates, negatively impacting our results by R$4,651 million, as a result of the decrease in the average rate on interest-earning assets, from 12.2% in 2016 to 7.7% in 2017, partially offset by the average interest rate paid on our interest-bearing liabilities, from 10.8% in 2016 to 8.0% in 2017. This reduction was partially offset by an increase in the average volume of business, contributing R$1,134 million to our result, mainly influenced by the increase of 18.3% in the average volume of interest-earning assets.

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2017 and 2016:

116 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2017	2016	% Change
Average balance of interest‑earning assets
Financial assets held for trading	209,289,723	180,250,789	16.1%
Financial assets available for sale	113,911,212	122,649,627	(7.1)%
Investments held to maturity	41,836,244	41,834,019	0.0%
Financial assets pledged as collateral	193,203,196	150,544,635	28.3%
Loans and advances to banks	57,277,934	67,961,405	(15.7)%
Loans and advances to customers	363,674,189	373,112,857	(2.5)%
Compulsory deposits with the Central Bank	58,875,557	55,847,576	5.4%
Other interest‑earning assets	871,012	722,571	20.5%
Total	1,038,939,067	992,923,479	4.6%
Average interest rate earned	12.2%	14.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Average balance of interest–earning assets
Financial assets held for trading	30,035,898	30,557,643	(1.7)%	182,077,230	149,325,995	21.9%
Financial assets available for sale	87,337,876	100,437,376	(13.0)%	26,572,946	22,211,842	19.6%
Investments held to maturity	12,395,622	12,485,593	(0.7)%	29,440,622	29,348,426	0.3%
Financial assets pledged as collateral	193,203,196	150,544,635	28.3%	-	-	-
Loans and advances to banks	55,316,158	67,987,562	(18.6)%	20,848,251	17,991,407	15.9%
Loans and advances to customers	363,674,189	373,112,828	(2.5)%	-	-	-
Compulsory deposits with the Central Bank	58,875,557	55,847,576	5.4%	-	-	-
Other interest‑earning assets	871,012	722,571	20.5%	-	-	-
Total	801,709,508	791,695,784	1.3%	258,939,049	218,877,670	18.3%
Average interest rate earned	13.5%	15.0%		7.7%	12.2%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2017 and 2016:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2017/2016
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	5,193,309	1,236,592	3,935,564
Due to changes in average interest rates	(26,911,891)	(11,770,083)	(10,672,866)
Due to Brazilian real appreciation/depreciation	250,535	250,533	(1)
Net change	(21,468,047)	(10,282,958)	(6,737,303)

Banking

Interest and similar income decreased by 8.7%, from R$118,585 million in 2016 to R$108,302 million in 2017. This decrease was mainly due to changes in the average interest rates, from 15.0% in 2016 to 13.5% in 2017, impacting our interest and similar income in the amount of R$11,770 million, mainly, through transactions with: (a) loans and advances to customers; (b) loans and advances to banks; (b) financial assets available for sale; (c) financial assets held for trading; (d) financial assets assigned as collateral; (e) compulsory deposits to the Central Bank; (f) investments held to maturity, partially offset by the increase in the average rate of transactions with: (i) financial assets available for sale; (ii) by the increase in the average volume of interest-earning assets, with a positive impact of R$1,237 million; and (iii) appreciation/(depreciation) of real, which represented income of R$251 million.

Interest and similar income from loans and advances to customers decreased by 6.4%, from R$68,452 million in 2016 to R$64,084 million in 2017. This decrease is related to: (i) a decrease of the

117 Bradesco

5.A. Operating Results
Form 20-F

average interest rate, due to changes in Brazilian interest rates, with the SELIC rates varying from 13.7% in 2016 to 7.0% in 2017, (ii) 2.5% in the average balance of our portfolio of loans and advances to customers, from R$373,113 million in 2016 to R$363,674 million in 2017, impacting our interest and similar income by R$1,705 million. The transactions that contributed the most with the reduction of the volume were the BNDES/Finame transfers, other corporate loans and advances and import and export financings, partially offset by the growth of loans and advances to individuals.

Interest and similar income originating from loans and advances to banks decreased by 41.6%, from R$8,689 million in 2016 to R$5,073 million in 2017. This decrease was due to: (i) changes in the average interbank interest rates, from 14.0% in 2016 to 9.9% in 2017; (ii) changes in the average interest rates, impacting the results by R$2,178 million, due to changes in the and (iii) the 18.6% decrease in the average balance of these assets, from R$67,988 million in 2016 to R$55,316 million in 2017, impacting our interest and similar income by R$1,438 million.

Interest and similar income originating from financial assets held for trading decreased by 37.1%, from R$3,906 million in 2016 to R$2,456 million in 2017. This decrease was largely due to changes in the average interest rates earned, from 12.8% in 2016 to 8.2% in 2017, which impacted our income in the amount of R$1,385 million. The reductions in average rates earned reflect the decrease in the average of interbank interest rates, which decrease from 14.0% in 2016 to 9.9% in 2017, as well as other economic indicators, such as the IPCA, which decrease from 6.3% in 2016 to 3.0% in 2017, and the IGP-M, which in 2016 registered a positive variation of 7.2%, and in 2017 a negative variation of 0.5%.

Interest and similar income originating from financial assets pledged as collateral decreased by 2.2% or R$470 million, from R$21,739 million in 2016 to R$21,269 million in 2017. This variation was mainly due to a decrease in the average interest rate, from 14.4% in 2016 to 11.0% in 2017, due to changes in the average interbank interest rates, from 14.0% in 2016 to 9.9% in 2017, impacting our revenues by R$5,834 million, partially offset by the increase of 28.3% in average balance of these assets, from R$150,545 million in 2016 to R$193,203 million in 2017, with a positive impact in our interest and similar income in the amount of R$5,364 million.

Interest and similar income originating from compulsory deposits with the Central Bank decreased by 13.9%, from R$5,668 million in 2016 to R$4,881 million in 2017. This decrease was due to changes in the average interest rates, from 10.1% in 2016 to 8.3% in 2017, impacting the interest and similar income by R$1,081 million. This effect was partially offset by the increase in the average volume of these assets, from R$55,848 million in 2016 to R$58,876 million in 2017, increasing our interest and similar income in the amount of R$294 million.

Interest and similar income originating from financial assets available for sale increased by 7.2%, from R$8,600 million in 2016 to R$9,223 million in 2017. This increase is related to an increase in the average interest rate, from 8.6% in 2016 to 10.6% in 2017, contributing R$1,838 million to our revenues. This increase was impacted by the decrease in the average balance of these transactions, from R$100,437 million in 2016 to R$87,338 million in 2017, decreasing our revenues by R$1,215 million.

Interest and similar income originating from investments held to maturity decreased by 14.8% from R$1,465 million in 2016 to R$1,248 million in 2017. This was mainly due to changes in the average interest rates, from 11.7% in 2016 to 10.1% in 2017, impacting our interest and similar income by R$207 million.

Insurance, pension plans and capitalization bonds

Our interest and similar income decreased by 25.2%, from R$26,770 million in 2016 to R$20,032 million in 2017. This decrease was due to: (i) changes in the average interest rates, from 12.2% in 2016 to 7.7% in 2017, impacting our revenues by R$10,673 million. This decrease was partially offset by the average volume of transactions, contributing R$3,936 million to our revenues. The reductions in average rates earned reflect the fall in the average of interbank interest rates, which fell from 14.0% in 2016 to 9.9% in 2017, as well as other economic indicators, such as for example the IPCA, which went from 6.3% in 2016 to 3.0% in 2017, and the IGP-M, which in 2016 registered a positive variation of 7.2%, and in 2017 a negative variation of 0.5%.

Interest and similar expenses

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2017 and 2016:

118 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2017	2016	% Change
Average balance of interest-bearing liabilities
Interbank deposits	1,397,862	1,205,451	16.0%
Savings deposits	96,511,751	93,598,769	3.1%
Time deposits	122,959,605	111,471,035	10.3%
Obligations for repurchase agreements	238,407,697	232,718,923	2.4%
Borrowings and onlendings	58,617,611	65,927,057	(11.1)%
Funds from securities issued	138,281,213	151,629,726	(8.8)%
Subordinated debt	52,065,114	52,348,349	(0.5)%
Insurance technical provisions and pension plans	226,765,103	198,174,725	14.4%
Total	935,005,956	907,074,035	3.1%
Average interest rate paid	8.1%	10.0%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	1,397,862	1,205,451	16.0%	-	-	-
Savings deposits	96,511,751	93,598,769	3.1%	-	-	-
Time deposits	123,100,139	111,553,878	10.4%	-	-	-
Obligations for repurchase agreements	257,372,107	253,043,296	1.7%	-	-	-
Borrowings and onlendings	58,617,611	65,927,057	(11.1)%	-	-	-
Funds from securities issued	140,866,165	152,132,556	(7.4)%	-	-	-
Subordinated debt	52,065,114	52,348,349	(0.5)%	-	-	-
Insurance technical provisions and pension plans	-	-	-	226,765,103	198,174,725	14.4%
Total	729,930,749	729,809,356	0.0%	226,765,103	198,174,725	14.4%
Average interest rate paid	8.4%	9.5%		8.0%	10.8%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/(depreciation) of the real in the real/U.S. dollar rate, in each case comparing 2017 to 2016:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2017/2016
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	2,641,193	(111,507)	2,801,238
Due to changes in average interest rates	(18,263,600)	(8,187,105)	(6,022,238)
Due to Brazilian real appreciation/depreciation	174,436	174,436	-
Net change	(15,447,971)	(8,124,176)	(3,221,000)

Banking

Our interest and similar expenses decreased by 11.7% from R$69,429 million in 2016 to R$61,305 million in 2017. This decrease was largely due to a decrease of the average interest rate paid, from 9.5% in 2016 to 8.4% in 2017, positively impacting the expenses by R$8,187 million. The variation of the average balance of the obligations on which interests apply decreased our expenses by R$112 million, highlighting: (i) funds from issuance of securities, in the amount of R$1,206 million; and (ii) borrowing and on-lending, in the amount of R$391 million. These decreases were partially offset by the increase in the average balance of: (i) time deposits, impacting the result by R$842 million; (ii) obligations for repurchase agreements, increase of expenses in the amount of R$452 million; and (iii) savings deposits, increase of expenses by R$203 million.

Insurance, pension plans and capitalization bonds

Our interest and similar expenses decreased by 15.1%, from R$21,396 million in 2016 to R$18,175 million in 2017. This decrease reflects the decrease of the average interest rate for insurance and pension plan technical provisions, from 10.8% in 2016 to 8.0% in 2017, decreasing our expenses by R$6,022 million. This effect was partially offset by the increase of 14.4% in the average volume of technical provisions, impacting our expenses by R$2,801 million.

119 Bradesco

5.A. Operating Results
Form 20-F

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

	R$ in thousands, except %
	2017	2016	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(17,895,929)	(18,829,460)	(5.0)%
Accounting Pratices Diferences (IFRS x BR GAAP)	1,035,094	3,479,182	(70.2)%
Consolidated - IFRS	(16,860,835)	(15,350,278)	9.8%

Main difference between accounting practices for net impairment losses on loans and advances

The main difference between the accounting practice between BR GAAP (CMN Resolution No. 2,682/99), and IFRS (IAS 39), is the form of recognition and measurement of impairment losses on loans and advances. While the practice adopted by the Central Bank is a provision based on a mix of future expected losses and incurred losses, including certain minimium prescribed provisions by category of loans, under IFRS the recognition and measurement of impairment losses is based on actual losses incurred. For further information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances” and Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

The following table shows changes in our impairment on loans and advances, net impairment losses on loans and advances, loans recovered and loan charge-offs for the years ended 2017 and 2016, as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

	R$ in thousands, except %
	2017	2016	% Change
Impairment provision of loans and advances at the beginning of the year	24,780,839	25,455,204	(2.6)%
Net impairment losses on loans and advances	16,860,835	15,350,278	9.8%
Loan recoveries	7,034,857	5,507,507	27.7%
Loan charge-offs	(21,620,965)	(21,532,150)	0.4%
Impairment provision of loans and advances at the end of the year	27,055,566	24,780,839	9.2%
Ratio of net impairment losses on loans and advances to average loans and advances to customers	4.4%	3.9%

The balance of our impairment of loans and advances to customers increased by 9.2%, from R$24,781 million in 2016 to R$27,056 million in 2017. This increase was primarily due to the increase of: (i) 9.8% in net impairment losses on loans and advances, from R$15,350 million in 2016 to R$16,861 million in 2017; and (ii) 27.7% in the loans recovered, from R$5,508 million in 2016 to R$7,035 million in 2017.

The balance of loans and advances to customers classified as past due but not impaired decreased by 4.7%, from R$337,337 million in 2016 to R$321,596 million in 2017. Of this total, 96.2% of loans were rated "low risk." The impairment of loans and advances as a percentage of total loans and advances to customers changed from 6.3% in 2016 to 7.2% in 2017, highlighting the bigger loss allocated to the transactions of real estate financing, working capital and credit card.

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances to customers, and an analysis of losses on loans and advances to individually non-significant customers, as follows:

120 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

As of December 31,	R$ in thousands, except %
	2017	2016	% Change
Impairment provision of loans and advances to individually significant customers	7,208,200	6,575,000	9.6%
Impairment provision of loans and advances to individually non-significant customers	19,847,366	18,205,839	9.0%
Total	27,055,566	24,780,839	9.2%

The total of related losses on loans and advances to individually non-significant customers increased 9.0% or R$1,642 million, highlighting losses allocated to real estate financing transactions, from R$839 million in 2016 to R$1,779 million in 2017, and credit card transactions, from R$4,739 million in 2016 to R$5,244 million in 2017.

Our level of loan losses, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, including overdue loans, decreased from 4.1% in 2016 to 3.8% in 2017.

Our loans and advances to customers portfolio decreased by 4.7% from R$392,084 million in 2016 to R$373,814 million in 2017. We highlight: (i) the decrease of 9.7% in loans and advances to legal entities, from R$221,158 million in 2016 to R$199,825 million in 2017, particularly in the following products: working capital, export financing and onlending BNDES/Finame; and (ii) growth of 1.8% in loans and advances to individuals, particularly with regard to real estate financing transactions and payroll-deductible loans and vehicles.

We believe that our impairment of loans and advances is sufficient to cover losses incurred regarding our portfolio, which can be evidenced, among other indicators, by our coverage ratio, measured by the total loss by impairment of loans and advances as a percentage of non-performing loansand advances to customers, which increased from 106.0% in 2016 to 130.2% in 2017.

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2017 and 2016:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2017	2016	% Change
Net fee and commission income	22,748,828	20,341,051	11.8%
Net gains/(losses) on financial assets and liabilities held for trading	9,623,108	16,402,770	(41.3)%
Net gains/(losses) on financial assets available for sale	570,358	(1,341,400)	(142.5)%
Premiums retained from insurance and pension plans	70,046,635	65,027,122	7.7%
Equity in the earnings of associates and joint ventures	1,718,411	1,699,725	1.1%
Other non-interest income	18,498,598	13,042,223	41.8%
Total	123,205,938	115,171,491	7.0%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Net fee and commission income	24,143,561	20,696,785	16.7%	787,014	651,482	20.8%
Net gains/(losses) on financial assets and liabilities held for trading	6,011,351	14,918,934	(59.7)%	3,641,626	1,250,639	191.2%
Net gains/(losses) on financial assets available for sale	(685,560)	(1,417,647)	(51.6)%	713,425	805,051	(11.4)%
Premiums retained from insurance and pension plans	-	-	-	70,046,635	65,027,122	7.7%
Equity in the earnings of associates and joint ventures	1,497,268	1,538,058	(2.7)%	217,035	168,691	28.7%
Other non-interest income	9,845,829	5,678,433	73.4%	8,484,581	7,761,138	9.3%
Total	40,812,449	41,414,563	(1.5)%	83,890,316	75,664,123	10.9%

Banking

Our non-interest income decreased by 1.5%, from R$41,415 million in 2016 to R$40,812 million in 2017. This decrease was mainly due to: (i) net gain/losses of financial assets and liabilities classified as held for trading, from gains of R$14,919 million in 2016 to gains of R$6,011 million in 2017, primarily reflecting on the result obtained in the derivative financial instruments in 2016, mainly due to results deriving from futures contracts (which include the hedge for investments abroad, which effect of exchange variation is recorded in other financial expenses - net gains /losses on foreign currency transactions); (ii) the decrease of 2.7% or R$41 million in the result from investment in affiliated companies and joint ventures, from R$1,538 million in 2016 to R$1,497 million in 2017, partially offset by: (iii) an increase of 16.7% in the net fee and commission income, from R$20,697 million in 2016 to R$24,144 million in 2017, due to the increase of: (a) 10.3% of revenues related to checking accounts mainly due to the expansion of the portfolio of services rendered and an increase in volume of business; and (b) 9.5% in revenues from credit cards, mainly due to an increase in the financial volume traded and an increased amount of transactions carried out in the period; (c) 35.5% in fees from fund management, mainly due to the increased volume of funds raised and managed; (d) 19.4% in revenues from the management of consortiums, mainly due to the greater volume of bids received; the elevation of the average ticket; and the increase in billing on sales, which active quotas went from 1,334 thousand in 2016 to 1,411 thousand in 2017; and (e) 10.6% in the revenues from collections, mainly due to the greater volume of processed documents; (iv) the net loss of available-for-sale financial assets, from R$1,418 million in 2016 to R$686 million in 2017, due to greater gains with fixed income securities, partially offset by the recognition of impairment on debentures; and (v) largely due to the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit in compliance with the CMN Resolution No. 4,512/16.

121 Bradesco

5.A. Operating Results
Form 20-F

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 10.9%, from R$75,664 million in 2016 to R$83,890 million in 2017. This performance was due mainly to: (i) an increase of 7.7% in retained insurance premiums and pension plans income, from R$65,027 million in 2016 to R$70,047 million in 2017, resulting basically from: (a) increase of income from insurance premiums issued, which went  from R$62,471 million in 2016 to R$65,865 million in 2017; and (b) an increase in pension plan contributions, from R$3,680 million in 2016 to R$5,090 million in 2017; and (ii) the net gains/losses on financial assets and liabilities held for trading, which went from a gain of R$1,251 million in 2016 to a gain of R$3,642 million in 2017, related to fixed income securities.

Main difference between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main difference between our non-interest income by segment (according to BR GAAP) and our consolidated non-interest income (according to IFRS) for the year ended December 31, 2017:

•  Net fee and commission income: the difference of R$2,182 million refers to: (i) the effective interest rate method in the amount of R$1,279 million; and (ii) the elimination and adjustments for other operations in the amount of R$903 million.

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2017 and 2016:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2017	2016	% Change
Personnel expenses	(20,723,265)	(17,003,783)	21.9%
Administrative expenses	(16,882,461)	(16,149,563)	4.5%
Depreciation and amortization	(4,568,568)	(3,658,413)	24.9%
Changes in the insurance technical provisions and pension plans	(34,805,771)	(32,781,918)	6.2%
Retained claims	(25,594,962)	(24,542,433)	4.3%
Selling expenses for insurance and pension plans	(3,405,912)	(3,547,008)	(4.0)%
Net gains/(losses) on foreign currency transactions	1,422,957	150,757	843.9%
Net gains/(losses) on investiments held to maturity	(54,520)	-	-
Other non-interest expense	(28,631,955)	(27,046,385)	5.9%
Total	(133,244,457)	(124,578,746)	7.0%

122 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Personnel expenses	(19,261,590)	(15,733,611)	22.4%	(1,589,077)	(1,387,935)	14.5%
Administrative expenses	(17,175,352)	(14,979,689)	14.7%	(1,391,439)	(1,331,349)	4.5%
Depreciation and amortization	(5,555,033)	(3,786,599)	46.7%	(393,618)	(365,656)	7.6%
Changes in the insurance technical provisions and pension plans	-	-	-	(34,805,771)	(32,781,918)	6.2%
Retained claims	-	-	-	(25,594,962)	(24,542,433)	4.3%
Selling expenses for insurance and pension plans	-	-	-	(3,405,912)	(3,547,008)	(4.0)%
Net gains/(losses) on foreign currency transactions	1,422,957	150,757	843.9%	-	-	-
Other non-interest expense	(19,182,760)	(20,099,585)	(4.6)%	(9,373,646)	(7,517,507)	24.7%
Total	(59,751,778)	(54,448,727)	9.7%	(76,554,425)	(71,473,806)	7.1%

Banking

 Our non-interest expenses increased by 9.7%, from R$54,449 million in 2016 to R$59,752 million in 2017. This increase was mainly due to the increase of: (i) 22.4% in personnel expenses from R$15,734 million in 2016 to R$19,262 million in 2017, due to an increase in expenses from salaries, payroll charges and benefits as a result of: (a) an increase in salaries, in accordance with the respective 2016 and 2017 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil; (ii) 14.7% in administrative expenses, mainly due to: (a) the increased volume of business and services in the period, partially impacted by the effect of the consolidation of HSBC Brasil; and (b) contract adjustments; (iii) 46.7% in depreciation and amortization expenses, due to, principally, the amortization of goodwill related to the acquisition of HSBC Brasil in 2016; and partially offset by a 4.6% decrease in other non-financial expenses, partly as a result of our launch of a Special Voluntary Severance Program Scheme (PDVE) in 2017 which provided voluntary severance to employees meeting certain eligibility requirements.

Insurance, pension plans and capitalization bonds

Our non-interest expenses increased by 7.1%, from R$71,474 million in 2016 to R$76,554 million in 2017. This increase was mainly due to the increase of: (i) 6.2% in our expenses from variation of insurance and pension plan technical provisions from R$32,782 million in 2016 to R$34,806 million in 2017; and (ii) 4.3% in retained claims, from R$24,545 million to R$25,595 in 2017, driven by the health insurance segment.

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

The following table shows, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2017	2016
Income before income tax and social contribution	23,743,559	31,905,456
Total income tax and social contribution charges at current rates (1)	(10,684,602)	(14,357,455)
Effect of additions and exclusions in the tax calculation:
Equity in the earnings of associates and joint ventures	773,285	764,876
Interest on equity (paid and payable)	3,241,955	3,139,102
Other (2)	240,406	(3,459,253)
Income tax and social contribution for the period	(6,428,956)	(13,912,730)
Effective rate	27.1%	43.6%

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

Our income tax and social contribution expenses decreased by R$7,484 million in 2017 compared to 2016. This decrease was primarily due to: (i) a decrease of R$8,162 million in income before tax; and (ii) the effects of additions and deductions on the calculation of taxes, as follows: (a) change in other amounts,

123 Bradesco

5.A. Operating Results
Form 20-F

which went from an addition in the income tax and social contribution of R$3,459 million in 2016 to an exclusion of R$240 million in 2017, primarily due to exchange rate variation of assets and liabilities, deriving from investments abroad, which is non-taxable/deductible. This was mainly due to the 1.5% depreciation of the real against the U.S. dollar in 2017, as compared to 2016, there was a 16.5% appreciation of the real against the U.S. dollar; and (c) the increase in the effect of interest on own capital, in the amount of R$103 million. For more information on income tax and social contribution, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

Net Income

As a result of the above, our net income attributable to controlling shareholders decreased by 4.5%, from R$17,894 million in 2016 to R$17,089 million in 2017. Our net income for the year also decreased by 3.8%, from R$17,992 million in 2016 to R$17,315 million in 2017.

Results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015

The following tables set forth the principal components of our net income for 2016 and 2015, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Net interest income	56,662,989	55,636,042	1.8%
Net Impairment losses on loans and advances	(15,350,278)	(14,721,152)	4.3%
Non‑interest income	115,171,491	77,043,849	49.5%
Non‑interest expense	(124,578,746)	(108,355,156)	15.0%
Income before income taxes	31,905,456	9,603,583	232.2%
Income tax and social contribution	(13,912,730)	8,634,322	-
Net income for the year	17,992,726	18,237,905	(1.3)%
Net income attributable to controlling shareholders	17,894,249	18,132,906	(1.3)%
Net income attributable to non-controlling interest	98,477	104,999	(6.2)%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Net interest income	49,156,109	46,934,849	4.7%	5,374,229	5,973,694	(10.0)%
Net Impairment losses on loans and advances	(18,829,460)	(16,479,985)	14.3%	-	-	-
Non‑interest income	41,414,563	15,639,366	164.8%	75,664,123	66,345,008	14.0%
Non‑interest expense	(54,448,727)	(46,839,516)	16.2%	(71,473,806)	(63,805,032)	12.0%
Income before income taxes	17,292,485	(745,286)	-	9,564,546	8,513,670	12.3%
Income tax and social contribution	(7,995,420)	12,621,169	-	(3,915,822)	(3,192,918)	22.6%
Net income for the year	9,297,065	11,875,883	(21.7)%	5,648,724	5,320,752	6.2%
Net income attributable to controlling shareholders	9,293,766	11,874,609	(21.7)%	5,550,662	5,215,765	6.4%
Net income attributable to non-controlling interest	3,299	1,274	158.9%	98,062	104,987	(6.6)%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2016 and 2015, on a consolidated basis and by segment:

124 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

	R$ in thousands, except %
	2016	2015	% Change
Consolidated
Interest and similar income	147,700,375	127,048,252	16.3%
Interest and similar expense	(91,037,386)	(71,412,210)	27.5%
Net interest income	56,662,989	55,636,042	1.8%
Banking
Interest and similar income	118,585,106	106,807,027	11.0%
Interest and similar expense	(69,428,997)	(59,872,178)	16.0%
Net interest income	49,156,109	46,934,849	4.7%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	26,769,779	22,076,041	21.3%
Interest and similar expense	(21,395,550)	(16,102,347)	32.9%
Net interest income	5,374,229	5,973,694	(10.0)%

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real for 2016 and 2015, respectively:

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

Banking

Our net interest income increased by 4.7% from R$46,935 million in 2015 to R$49,156 million in 2016. This increase was mainly due to an increase in the average volume of business contributing R$2,726 million to the result, as a result of: (i) a 12.7% increase in the average balance of interest-earning assets, increasing our revenues by R$12,199 million, mainly due to the increase of: (a) 10.5% in the average balance of loans and advances to customers; (b) 32.4% in the average balance of financial assets available for sale; and (c) 86.8% in the average balance of investments held to maturity, partially offset by: (ii) the 14.7% increase in the average balance of the interest-bearing liabilities, which impacted the results by R$9,473 million, in particular the increase of: (a) 55.3% in the average balance of funds from securities issued; and (b) 32.8% increase in the average balance of time deposits. In general, the increase in the average volume of business was mainly due to the consolidation of HSBC Brasil. This increase was partially offset by changes in the average interest rates, which had a negative impact on our results of R$454 million. The impact of the appreciation of the real on our net interest income was R$51 million.

Insurance, pension plans and capitalization bonds

Our net interest income decreased by 10.0%, from R$5,974 million in 2015 to R$5,374 million in 2016. This reduction was mainly due to changes in average interest rates, impacting our results by R$863 million, primarily as a result of the increase in the average interest rate paid on our interest-bearing liabilities, from 10.3% in 2015 to 10.8% in 2016. This reduction was partially offset by an increase in the average volume of business influenced by the consolidation of HSBC Brasil, contributing R$263 million to our result.

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2016 and 2015:

125 Bradesco

5.A. Operating Results
Form 20-F

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Average balance of interest‑earning assets
Financial assets held for trading	180,250,789	108,737,397	65.8%
Financial assets available for sale	122,649,627	95,434,117	28.5%
Investments held to maturity	41,834,019	32,732,694	27.8%
Financial assets pledged as collateral	150,544,635	148,107,052	1.6%
Loans and advances to banks	67,961,405	63,314,643	7.3%
Loans and advances to customers	373,112,857	337,673,348	10.5%
Compulsory deposits with the Central Bank	55,847,576	43,933,707	27.1%
Other interest‑earning assets	722,571	640,098	12.9%
Total	992,923,479	830,573,056	19.5%
Average interest rate earned	14.9%	15.3%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Average balance of interest–earning assets
Financial assets held for trading	30,557,643	26,586,105	14.9%	149,325,995	81,851,926	82.4%
Financial assets available for sale	100,437,376	75,850,112	32.4%	22,211,842	19,583,491	13.4%
Investments held to maturity	12,485,593	6,682,957	-	29,348,426	26,049,737	12.7%
Financial assets pledged as collateral	150,544,635	148,107,052	1.6%	-	-	-
Loans and advances to banks	67,987,562	63,087,209	7.8%	17,991,407	47,806,666	(62.4)%
Loans and advances to customers	373,112,828	337,649,092	10.5%	-	-	-
Compulsory deposits with the Central Bank	55,847,576	43,933,707	27.1%	-	-	-
Other interest–earning assets	722,571	640,098	12.9%	-	-	-
Total	791,695,784	702,536,332	12.7%	218,877,670	175,291,820	24.9%
Average interest rate	15.0%	15.2%		12.2%	12.6%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2016 to 2015:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2016/2015
	Increase/(reduction)
Due to changes in average volume of interest‑earning assets	22,462,631	12,199,018	4,680,563
Due to changes in average interest rates	(1,220,354)	169,334	13,152
Due to Brazilian real appreciation/depreciation	(590,154)	(590,273)	23
Net change	20,652,123	11,778,079	4,693,738

Banking

Interest and similar income increased by 11.0%, from R$106,807 million in 2015 to R$118,585 million in 2016. This increase was largely due to changes in the average volume of business, which had a positive impact of R$12,199 million on our results, particularly in interest and similar income from: (a) loans and advances to customers; (b) financial assets available for sale; (c) compulsory deposits with the Central Bank; (d) loans and advances to banks; (e) investments held to maturity; and (f) financial assets held for trading. In the overall, the consolidation of HSBC Brasil increased the average volume of business. This increase was partially offset by changes in the average interest rate earned, from 15.2% in 2015 to 15.0% in 2016, primarily impacted by: (a) the average balance of financial assets available for sale; and (b) the appreciation of the Brazilian real, impacting our interest and similar income by R$166 million.

126 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

Interest and similar income from loans and advances to customers increased by 10.7%, from R$61,846 million in 2015 to R$68,452 million in 2016. This increase is related to an increase: (i) of 10.5% in the average balance of our portfolio of loans and advances to customers, from R$337,649 million in 2015 to R$373,113 million in 2016, positively impacting our interest and similar income, in the amount of R$6,506 million. The most featured transactions in the period were housing loans, payroll deductible loans and credit card transactions; and (ii) in the average interest rate, contributing with R$100 million to our interest and similar income.

Interest and similar income from financial assets available for sale increased by 0.7%, from R$8,538 million in 2015 to R$8,600 million in 2016. This increase is related to an increase in the average balance of these transactions, from R$75,850 million in 2015 to R$100,437 million in 2016, contributing with R$2,387 million to our revenues, which was partially offset by a decrease in the average interest rate, from 11.3% in 2015 to 8.6% in 2016, impacting our results by R$2,325 million.

Interest and similar income from compulsory deposits with the Central Bank increased by 23.5%, from R$4,587 million in 2015 to R$5,668 million in 2016. This increase was primarily due to the 27.1% increase in the average balance of these assets, from R$43,934 million in 2015 to R$55,848 million in 2016, positively impacting our interest and similar income by R$1,212 million.

Interest and similar income from loans and advances to banks increased by 8.2%, from R$8,031 million in 2015 to R$8,689 million in 2016. This increase was primarily due to the 7.8% increase in the average balance of these assets, from R$63,087 million in 2015 to R$67,988 million in 2016, positively impacting our interest and similar income by R$626 million.

 Interest and similar income from investments held to maturity increased by 89.4% from R$774 million in 2015 to R$1,465 million in 2016. This increase was mainly due to an increase in the average balance of these transactions, from R$6,683 million in 2015 to R$12,486 million in 2016, contributing with R$681 million to our revenues.

Interest and similar income from financial assets held for trading increased by 44.6%, from R$2,702 million in 2015 to R$3,906 million in 2016. This increase was due to: (i) an increase in the average interest rate, from 10.2% in 2015 to 12.8% in 2016, positively impacting our income by R$762 million; and (ii) a 14.9% increase in the average balance of these assets, from R$26,586 million in 2015 to R$30,558 million in 2016, positively impacting our interest and similar income by R$442 million.

Interest and similar income from financial assets pledged as collateral increased by 7.2%, from R$20,270 million in 2015 to R$21,739 million in 2016. This variation was mainly due to an increase in the average interest rate, from 13.7% in 2015 to 14.4% in 2016, increasing our revenues by R$1,131 million.

The effect from the appreciation of the real impacted our interest and similar income by R$590 million.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 21.3%, from R$22,076 million in 2015 to R$26,770 million in 2016. This increase was substantially due to changes in the average volume of transactions, contributing with R$4,681 million to our revenues, as result of the consolidation of HSBC Brasil.

Interest and similar expenses

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2016 and 2015:

127 Bradesco

5.A. Operating Results
Form 20-F

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	1,205,451	621,904	93.8%
Savings deposits	93,598,769	91,075,494	2.8%
Time deposits	111,471,035	83,978,162	32.7%
Obligations for repurchase agreements	232,718,923	211,686,661	9.9%
Borrowings and onlendings	65,927,057	64,029,996	3.0%
Funds from securities issued	151,629,726	97,739,942	55.1%
Subordinated debt	52,348,349	38,601,843	35.6%
Insurance technical provisions and pension plans	198,174,725	156,922,463	26.3%
Total	907,074,035	744,656,465	21.8%
Average interest rate paid	10.0%	9.6%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Average balance of interest–bearing liabilities
Interbank deposits	1,205,451	621,941	93.8%	-	-	-
Savings deposits	93,598,769	91,075,494	2.8%	-	-	-
Time deposits	111,553,878	83,995,843	32.8%	-	-	-
Obligations for repurchase agreements	253,043,296	260,100,851	(2.7)%	-	-	-
Borrowings and onlendings	65,927,057	64,029,996	3.0%	-	-	-
Funds from securities issued	152,132,556	97,942,610	55.3%	-	-	-
Subordinated debt	52,348,349	38,601,843	35.6%	-	-	-
Insurance technical provisions and pension plans	-	-	-	198,174,725	156,922,463	26.3%
Total	729,809,356	636,368,578	14.7%	198,174,725	156,922,463	26.3%
Average interest rate paid	9.5%	9.4%		10.8%	10.3%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/(depreciation) of the real in the real/U.S. dollar rate, in each case comparing 2016 and 2015:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2016/2015
	Increase/(reduction)
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

128 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

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

Net impairment losses on loans and advances to customers

In view of conceptual differences between net impairment losses on loans and advances to customers under BR GAAP and IFRS, and to provide a better understanding of the information presented, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the net impairment losses on loans and advances to customers under IFRS:

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

The balance of our impairment of loans and advances to customers decreased by 2.6%, from R$25,455 million in 2015 to R$24,781 million in 2016. This decrease was primarily due to the greater volume of loan charge-offs, from R$14,544 million in 2015 to R$21,532 million in 2016, highlighting the greater incidence of charge-offs of the renegotiated transactions. This decrease was partially offset by: (i) the increase of 4.3% in loss impairment of loans and advances, from R$14,721 million in 2015 to R$15,350 million in 2016; and (ii) the increase of 32.9% in loan recoveries, from R$4,145 million in 2015 to R$5,508 million in 2016.

The balance of loans and advances to customers classified as due without reducing the recoverable amount increased by 3.4%, from R$326,364 million in 2015 to R$337,337 million in 2016. From this total, 96.4% of loans were rated "low risk." The impairment of loans and advances as a percentage of total loans and advances to customers changed from 6.9% in 2015 to 6.3% in 2016, highlighting the smaller loss allocated to the transactions of working capital, which decreased by R$3,094 million, from R$5,922 million in 2015 to R$2,828 million in 2016, primarily due to the decrease of 7.8% in this type of loans and advances to customers. We emphasize that the volume of charge-offs in 2016 was 48.1% higher compared to 2015.

129 Bradesco

5.A. Operating Results
Form 20-F

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances to customers, and an analysis of losses on loans and advances to individually non-significant customers, as follows:

As of December 31,	R$ in thousands, except %
	2016	2015	% Change
Impairment provision of loans and advances to customers individually relevant	6,575,000	5,302,200	24.0%
Impairment provision of loans and advances to customers not individually relevant	18,205,839	20,153,004	(9.7)%
Total	24,780,839	25,455,204	(2.6)%

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

We believe that our impairment of loans and advances is sufficient to cover incurred losses associated with our portfolio.

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2016 and 2015:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Net fee and commission income	20,341,051	17,820,670	14.1%
Net gains/(losses) on financial assets and liabilities held for trading	16,402,770	(8,252,055)	(298.8)%
Net gains/(losses) on financial assets available for sale	(1,341,400)	(671,810)	99.7%
Premiums retained from insurance and pension plans	65,027,122	58,760,780	10.7%
Equity in the earnings of associates and joint ventures	1,699,725	1,528,051	11.2%
Other non-interest income	13,042,223	7,858,213	66.0%
Total	115,171,491	77,043,849	49.5%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Net fee and commission income	20,696,785	19,195,003	7.8%	651,482	1,497,890	(56.5)%
Net gains/(losses) on financial assets and liabilities held for trading	14,918,934	(7,199,397)	(307.2)%	1,250,639	(627,343)	-
Net gains/(losses) on financial assets available for sale	(1,417,647)	(370,947)	282.2%	805,051	(353,679)	-
Premiums retained from insurance and pension plans	-	-	-	65,027,122	58,760,780	10.7%
Equity in the earnings of associates and joint ventures	1,538,058	1,358,047	13.3%	168,691	166,865	1.1%
Other non-interest income	5,678,433	2,656,660	113.7%	7,761,138	6,900,495	12.5%
Total	41,414,563	15,639,366	164.8%	75,664,123	66,345,008	14.0%

Banking

Our non-interest income increased by 164.8%, from R$15,639 million in 2015 to R$41,415 million in 2016. This increase was mainly due to: (i) net gain/losses of financial assets and liabilities classified as held for trading, from a loss of R$7,199 million in 2015 to a gain of R$14,919 million in 2016, largely due to income obtained from derivative financial instruments, mainly due to the results deriving from futures contracts (which includes the hedge for investments abroad); (ii) the increase of 7.8% in net fee and commission income, from R$19,195 million in 2015 to R$20,697 million in 2016, due to an increase of: (a) 22.0% in revenues related to checking accounts, mainly due to the improvement in the process of segmentation of customers and the increase in the business volume, as well as the effect of the consolidation of HSBC Brasil; (b) 6.4% in revenues from credit cards, due to the increase of 13.6% in the

130 Form 20-F – December 2017

5.A. Operating Results
Form 20-F

traded financial volume, which reached R$159,172 million in 2016; as well as the 16.6% growth in the amount of transactions, which reached 1.8 billion in 2016, both partially impacted by the consolidation of HSBC Brasil; and (c) 22.9% in revenues from managing consortia, mainly due to the greater volume of bids received; the increase in the average ticket; and the increase in billing on sales, whose active quotas went from 1,194 thousand in December 2015 to 1,334 thousand in December 2016; and (d) 12.9% in the revenues from collections, mainly due to the greater volume of processed documents, as well as the consolidation of HSBC Brasil; (iii) the increase of 13.3% in the result of equity in the earnings of associates and joint ventures, from R$1,358 million in 2015 to R$1,538 million in 2016, mainly due to, higher revenues from our associate Cielo S.A. (“Cielo”); and (iv) the increase in other non-financial income, principally as a result of: (a) higher revenues with the reversal of provisions for tax contingencies; and (b) the consolidation of HSBC Brasil. These events were partially offset by the increase in net losses on financial assets, from R$371 million in 2015 to R$1,418 million in 2016, primarily impacted by the recognition of impairment on fixed-income securities.

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 14.0%, from R$66,345 million in 2015 to R$75,664 million in 2016. This performance was due mainly to: (i) an increase of 10.7% in retained insurance premiums and pension plans income, from R$58,761 million in 2015 to R$65,027 million in 2016, mainly due to the increase in insurance premiums written, from R$55,921 million in 2015 to R$62,471 million in 2016; (ii) the net gains/losses on financial assets and liabilities held for trading, which went from a loss of R$627 million in 2015 to a gain of R$1,251 million in 2016, primarily due to the result of the revenue from fixed-rate securities; (iii) the net gains/losses on financial assets available for sale, which went from a loss of R$354 million in 2015 to a gain of R$805 million in 2016. In 2015, the recognition of impairment losses on financial assets was R$289 million compared to R$28 million in 2016; and (iv) the increase of 12.5% in other non-interest income, largely due to the reversal of provisions for tax contingencies, to the value of R$1,082 million.

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

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2016 and 2015:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2016	2015	% Change
Personnel expenses	(17,003,783)	(14,058,047)	21.0%
Administrative expenses	(16,149,563)	(13,721,970)	17.7%
Depreciation and amortization	(3,658,413)	(2,942,003)	24.4%
Changes in the insurance technical provisions and pension plans	(32,781,918)	(28,286,039)	15.9%
Retained claims	(24,542,433)	(21,724,043)	13.0%
Selling expenses for insurance and pension plans	(3,547,008)	(3,253,193)	9.0%
Net gains/(losses) on foreign currency transactions	150,757	(3,523,095)	(104.3)%
Other non-interest expense	(27,046,385)	(20,846,766)	29.7%
Total	(124,578,746)	(108,355,156)	15.0%

131 Bradesco

5.A. Operating Results
Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2016	2015	% Change	2016	2015	% Change
Personnel expenses	(15,733,611)	(13,103,515)	20.1%	(1,387,935)	(1,217,211)	14.0%
Administrative expenses	(14,979,689)	(13,076,913)	14.6%	(1,331,349)	(1,137,706)	17.0%
Depreciation and amortization	(3,786,599)	(2,752,946)	37.5%	(365,656)	(321,462)	13.7%
Changes in the insurance technical provisions and pension plans	-	-	-	(32,781,918)	(28,286,038)	15.9%
Retained claims	-	-	-	(24,542,433)	(21,724,044)	13.0%
Selling expenses for insurance and pension plans	-	-	-	(3,547,008)	(3,254,551)	9.0%
Net gains/(losses) on foreign currency transactions	150,757	(3,523,095)	(104.3)%	-	-	-
Other non-interest expense	(20,099,585)	(14,383,047)	39.7%	(7,517,507)	(7,864,020)	(4.4)%
Total	(54,448,727)	(46,839,516)	16.2%	(71,473,806)	(63,805,032)	12.0%

Banking

 Our non-interest expenses increased by 16.2%, from R$46,840 million in 2015 to R$54,449 million in 2016. This increase was mainly due to the increase of: (i) 20.1% in personnel expenses from R$13,104 million in 2015 to R$15,734 million in 2016, due to an increase in expenses from salaries, payroll charges and benefits as a result of: (a) an increase in salaries, in accordance with the respective 2015 and 2016 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil; (ii) 14.6% in administrative expenses, mainly due to: (a) the increased volume of business and services in the period, partially impacted by the effect of the consolidation of HSBC Brasil; (b) contract adjustments; and (c) the effect of the advertising and marketing campaigns, mainly related to the "Rio 2016 Olympic and Paralympic Games," during the third quarter of 2016; (iii) 37.5% in depreciation and amortization expenses, mainly due to the amortization of goodwill related to the acquisition of HSBC Brasil in 2016, in the amount of R$768 million; and (iv) 39.7% in other non-financial expenses, primarily impacted by: (a) provisions for guarantees provided, comprising sureties, letters of credit and standby letters of credit, in the amount of R$2,367 million in 2016; (b) greater expenses for legal contingencies, in the amount of R$1,408 million; and (c) higher tax expenses, in the amount of R$1,369 million partially offset by net gains/losses in foreign currency operations, primarily as a result of the appreciation of the Brazilian real against the U.S. dollar in the period.

Insurance, pension plans and capitalization bonds

Our non-interest expenses increased by 12.0%, from R$63,805 million in 2015 to R$71,474 million in 2016. This increase was mainly due to the increase of: (i) 15.9% in our expenses from variation of insurance and pension plan technical provisions from R$28,286 million in 2015 to R$32,782 million in 2016, mainly deriving from the increase of R$32,422 million in the volume of our technical provisions for the VGBL product, influenced by the consolidation of HSBC Brasil; and (ii) 13.0% in retained claims, mainly, in health insurance.

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

132 Form 20-F – December 2017

5.B. Liquidity and Capital Resources
Form 20-F

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

133 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

•  approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and

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

Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. The components of our Short-Term Liquidity Ratio (“LCR”) are in line with best market practices as well as Basel III requirements.

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

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•  demand, savings, and time deposits, as well as interbank deposits; and

•  obligations for repurchase agreements, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies.

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2017			2016			2015
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest-bearing liabilities
Interbank deposits	1,397,862	0.1%	10.9%	1,205,451	0.1%	10.6%	621,904	0.1%	12.0%
Savings deposits	96,511,751	8.7%	5.9%	93,598,769	8.6%	7.2%	91,075,494	10.4%	7.1%
Time deposits	122,959,605	11.1%	6.1%	111,471,035	10.3%	7.8%	83,978,162	9.6%	7.1%
Obligations for repurchase agreements	238,407,697	21.6%	9.5%	232,718,923	21.5%	11.5%	211,686,661	24.3%	11.1%
Borrowings and onlendings	58,617,611	5.3%	5.2%	65,927,057	6.1%	5.9%	64,029,996	7.3%	4.8%
Funds from securities issued	138,281,213	12.5%	9.6%	151,629,726	14.0%	11.3%	97,739,942	11.2%	11.8%
Subordinated debt	52,065,114	4.7%	9.8%	52,348,349	4.8%	12.0%	38,601,843	4.4%	12.1%
Insurance technical provisions and pension plans	226,765,103	20.5%	8.0%	198,174,725	18.3%	10.8%	156,922,463	18.0%	10.3%
Total interest-bearing liabilities	935,005,956	84.6%	8.1%	907,074,035	83.7%	10.0%	744,656,465	85.4%	9.6%
Non-interest-bearing liabilities
Demand deposits	31,014,556	2.8%	-	32,645,961	3.0%	-	26,969,963	3.1%	-
Other non-interest-bearing liabilities	138,586,108	12.5%	-	143,993,002	13.3%	-	99,995,194	11.5%	-
Total non-interest-bearing liabilities	169,600,664	15.4%	-	176,638,963	16.3%	-	126,965,157	14.6%	-
Total liabilities	1,104,606,620	100.0%	6.8%	1,083,712,998	100.0%	8.4%	871,621,622	100.0%	8.2%

Deposits are our most important source of funding, accounting for 22.8% of average total liabilities in 2017, compared to 22.0% in 2016 and 23.2% in 2015. Our deposits balance over these years progressed in the following manner:

•  in 2016, the average balance of our deposits increased by 17.9% in comparison to 2015, mainly due to the increase of 32.7% in the average balance of our time deposits and 21.0% in our demand deposits; and

•  in 2017, the average balance of our deposits increased by 5.4% in comparison to 2016, mainly due to the increase of 10.3% in the average balance of our time deposits.

134 Form 20-F – December 2017

5.B. Liquidity and Capital Resources
Form 20-F

Obligations for repurchase agreements, borrowings and onlendings and funds from securities issued represent our main sources of funding, accounting for 39.4% of total average liabilities in 2017, compared to 41.5% in 2016 and 42.8% in 2015.

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2017	2016	2015
Interbank deposits	2,168,625	588,872	466,448
Savings deposits	103,332,697	97,088,828	91,878,765
Time deposits	125,617,424	103,137,867	79,619,267
Obligations for repurchase agreements	233,467,544	241,978,931	222,291,364
Borrowings and onlendings	49,291,007	58,196,002	70,337,884
Funds from securities issued	135,174,090	151,101,938	109,850,047
Subordinated debt	50,179,401	52,611,064	50,282,936
Insurance technical provisions and pension plans	239,089,590	215,840,000	170,940,940
Total interest-bearing liabilities	938,320,378	920,543,502	795,667,651
Demand deposits	34,088,616	33,420,111	23,819,783
Other non-interest-bearing liabilities	134,250,742	132,586,836	116,301,326
Total non-interest-bearing liabilities	168,339,358	166,006,947	140,121,109
Total liabilities	1,106,659,736	1,086,550,449	935,788,760

Deposits

Deposits accounted for 24.0% of total liabilities as of December 31, 2017. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. For additional information regarding our deposits, see "Item 4.B. Business Overview – Selected Statistical Information – Average deposit balances and interest rates."

Obligations for repurchase agreements

Obligations for repurchase agreements consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. As of December 31, 2017, we had obligations for repurchase agreements in the amount of R$233,468 million, a decrease of R$8,511 million compared to the balance in December 31, 2016, which was R$241,979 million.

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

As of December 31, 2016, the balance of our borrowings and onlendings totaled R$58,196 million, a decrease of R$12,142 million compared to December 31, 2015. The decrease was mainly due to: (i) a decrease of R$9,961 million in borrowings and onlendings denominated in, or indexed to, foreign currencies, which balance was from R$32,119 million in 2015 to R$22,158 million in 2016, partially as a result of the 16.5% appreciation of the real against the U.S. dollar in the period; (ii) the decrease in the funds raised via borrowings and onlendings in the country, mainly through FINAME operations; and offset by: (iii) the increase in the volume of funds raised through BNDES operations.

As of December 31, 2017, the balance of our borrowings and onlendings totaled R$49,291 million, a decrease of R$8,905 million compared to December 31, 2016. The decrease was mainly due to: (i) a decrease of R$3,639 million in borrowings and onlendings denominated in, or indexed to, foreign currencies, which balance was from R$22,158 million in 2016 to R$18,519 million in 2017; (ii) the decrease in the funds raised via borrowings and onlendings in the country, mainly through FINAME and BNDES operations.

Funds from securities issued

Funds from securities issued mainly consist of: (i) financial notes (letras financeiras); (ii) real estate credit notes; (iii) agribusiness notes (letras de agronegócio); (iv) euronotes; and (v) securities issued through securitization.

135 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

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

As of December 31, 2017, our funds from securities issued totaled R$135,174 million reflecting a decrease of R$15,928 million from December 31, 2016. The decrease in our funds from securities issued was mainly influenced by: (i) the decrease of R$14,943 million in funds from the issuance of financial notes; (ii) the decrease of R$2,831 million of operations abroad; and partially offset by: (iii) the increase of R$1,857 million in agribusiness notes.

Subordinated debt

The subordinated debts totaled R$52,611 million in December 2016, a 4.6% increase, or R$2,328 million compared to 2015, primarily due to the issuance of new subordinated debts in the period.

The subordinated debts totaled R$50,179 million in December 2017, a 4.6% decrease, or R$2,432 million compared to 2016, primarily due to the maturity of subordinated debts in the period.

Sources of additional liquidity

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or “Redesconto”). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by credit transactions or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank.

The Central Bank, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

Bradesco has never used these liquidity resources.

Cash flow

In 2017, 2016 and 2015, our cash flow was primarily affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2017	2016	2015
Net cash provided by (used in) operating activities	35,551,788	53,959,218	(61,354,165)
Net cash provided by (used in) investing activities	(18,229,963)	9,152,341	(11,961,302)
Net cash provided by (used in) financing activities	(43,304,122)	(23,524,819)	12,994,265
Net increase (decrease) in cash and cash equivalents	(25,982,297)	39,586,740	(60,321,202)

2017

In 2017, we had a net decrease of R$25,982 million in cash and cash equivalents due to net cash used in financing activities, in the amount of R$43,304 million; and investing activities, in the amount of R$18,230 million. These decreases were partially offset by the net increase in cash provided by our operating activities, in the amount of R$35,552 million.

 In 2017, cash provided by our operating activities, in the amount of R$35,552 million, is related to: (i)  our income before tax, in the amount of R$23,744 million and adjustments of reconciliation, in the amount of R$56,901 million, totaling R$80,645 million, partially offset; and (ii) variations in asset and liability, in the amount of R$45,093 million, highlighting: (a) the increase, in the amount of R$59,579 million, of loans and advances to clients; (b) growth of financial assets for trading, in the amount of R$23,089; (c) the decrease, in the amount of R$11,556 million, in technical reserves from insurance and pension plans; (d) an increase in Central Bank compulsory deposits, in the amount of R$8,678 million; and (e) income tax and social contribution paid, in the amount of R$8,575 million; partially offset by interest received/paid, in the amount of

136 Form 20-F – December 2017

5.B. Liquidity and Capital Resources
Form 20-F

R$34,489 million and increase of deposits from clients, in the amount of R$36,854 million.

In 2017, cash provided by our investing activities, resulted primarily from (i) the net acquisition/disposal of financial assets available for sale, in the amount of R$31,427 million; (ii) acquisition/disposal of property, equipment and intangible assets, in the amount of R$5,197 million, partially offset by: (iii) cash resulting from the maturity, and investments held to maturity, in the amount of R$4,219 million; and (vi) the receipt of interest and dividends, in the amount of R$12,819 million.

In 2017, cash used in our financing activities is principally a result of: (i) interest paid and interest on capital and dividends payment, in the amount of R$30,978 million; (ii) costs associated with the issuance of securities, net of payment, in the amount of R$10,257 million; and (iii) the payment of subordinated debt, in the amount of R$8,666 million, partially offset by the issuance of subordinated debt, in the amount of R$6,595 million.

2016

In 2016, we had a net increase of R$39,587 million in cash and cash equivalents due to net cash provided by operating activities, in the amount of R$53,959 million; and investing activities, in the amount of R$9,152 million. These increases were partially offset by the net decrease in cash used in our financing activities, in the amount of R$23,525 million.

 In 2016, cash provided by our operating activities, including adjustments to income, resulted primarily from (i) interest paid/received, in the amount of R$25,777 million; (ii) lower compulsory deposits with the Central Bank in the amount of R$11,651 million; (iii) a reduction in loans and advances to financial institutions, in the amount of R$10,368 million; (iv) a decrease in financial assets held for trading, in the amount of R$9,700 million; and (v) variation in insurance technical provisions and pension plans, in the amount of R$32,782 million.  These events were partially offset by an increase: (i) in loans and advances to customers, in the amount of R$49,649 million; and (ii) in financial assets held for trading, in the amount of R$40,428 million.

Cash provided by our investing activities, resulted primarily from (i) interest received in the amount of R$12,668 million; and (ii) the net acquisition/disposal of financial assets available for sale, in the amount of R$7,428 million. These events were partially offset by: (i) the acquisition of subsidiaries, net of cash and cash equivalents paid/received, in the amount of R$7,189 million; and (ii) the acquisition of fixed assets used, equipment and intangible assets in the amount of R$5,123 million.

Cash used in our financing activities is principally a result of interest paid and interest on capital and dividends payment, in the amount of R$26,116 million; partially offset by the issuance of subordinated debt, in the amount of R$3,787 million.

2015

In 2015, we had a net decrease of R$60,321 million in cash and cash equivalents due to net cash from operating activities, in the amount of R$61,354 million; and investing activities, in the amount of R$11,961 million. These decreases were partially offset by net cash provided by our financing activities, in the amount of R$12,994 million.

In 2015, cash used in our operating activities resulted primarily from an increase in: (i) financial assets held for trading in the amount of R$80,159 million; and (ii) loans and advances to customers in the amount of R$95,026 million. These events were partially offset by: (i) a net decrease in funds from financial institutions in the amount of R$40,729 million; (ii) the receipt/payment of interest, in the net amount of R$23,901 million; (iii) a decrease in financial liabilities held for trading, in the amount of R$16,030 million; and (iv) the variation of technical provisions for insurance and pension plans, in the amount of R$28,286 million.

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

137 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

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

The Basel III Accord recommends implementation of a leverage ratio as a supplementary capital measure. This ratio, together with the Basel Ratio, aims to limit a financial institutions’ risk exposure. It also assesses leverage through the ratio between Tier I capital and book value assets plus off-balance exposure (overdraft facilities, sureties, guarantees and derivatives).

Furthermore, in order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term and a long-term one.

The purpose of the short-term liquidity ratio (Liquidity Coverage Ratio, or “LCR”) is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the long-term liquidity ratio (Net Stable Funding Ratio, or “NSFR”) is to encourage institutions to finance their activities from more stable sources of funding. Basel III has set forth the requirement of a ratio of more than 100% for the LCR, with a minimum value of 60% in 2015 and an increase of 10 percentage points per annum until it reaches the minimum of 100% from January 2019 and the NSFR from January 2018.

In December 2017, the BCBS approved the final reforms of Basel III: Finalizing post – crisis reforms – BIS. The reforms had two stages, the first one contemplated: (i) improving the quality of the regulatory capital; (ii) raise levels of capital; (iii) improvement of the measurement and weight of risks, including global standards of market risk, counterparty credit risk and securitization; (iv) aggregation of macro-prudential elements, such as capital buffers in the regulatory framework; (v) restriction for the excessive leverage of banks and (vi) introduction of the indicators of control of liquidity risk. The second step complemented the overall regulatory improvements, aiming to restore credibility in the calculation of risk-weighted assets (RWA) and allow greater comparability between financial institutions by means of: (i) increase of the sensitivity to the risk of standardized approaches for credit risk, credit valuation adjustment (CVA) and operational risk; (ii) restriction for the use of the internal model, with limits on certain parameters used to calculate the capital

138 Form 20-F – December 2017

5.B. Liquidity and Capital Resources
Form 20-F

requirements for credit risk and removal of the use of approaches of the internal model for the risk of CVA and operational risk; (iii) introduction of a leverage ratio buffer for important global banks (G-SIBs); and (iv)  replacement of the existing standard in Basel II with standard more sensitive to risk.

Brazil has been a member of the BCBS since late 2009 and has adopted Basel III proposals. The Central Bank issued Notice No. 20,615/11 on preliminary guidelines and schedules for implementing recommendations on capital structure and liquidity requirements. According to this communication, the regulator intended to bring forward the implementation of several measures.

In June 2011, CMN published Resolution No. 3,988/11, which states that the Brazilian financial institutions should implement a capital management structure compatible with the nature of their operations, the complexity of the products and services offered and their risk exposure. This Resolution was revoked by CMN Resolution No. 4,557/17, which established a series of rules on the subject and that details the operation of the structure of continuous and integrated management of risks and structure for the ongoing management of capital. According to the rule, the management structures must be: (i) compatible with the business model, with the nature of the operations and with the complexity of the products, services, processes and activities of the institution; (ii) proportional to the size and relevance of exposure to risks, according to the criteria defined by the institution; (iii) appropriate to the risk profile and systemic importance of the institution; and (iv) capable of assessing the risks arising from macroeconomic conditions and markets in which the institution operates. Capital management is defined as a continuous process of (i) monitoring and controlling the financial institution’s capital; (ii) calculating the capital need in view of the risks to which the financial institution is exposed to; and (iii) planning goals and capital requirements considering the strategic objectives of the institution. Financial institutions shall disclose to the general public a report describing its capital management structure at least on an annual basis.

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

In accordance with the rules set forth by the CMN Resolution No. 4,192/13, the Capital of a financial institution consists of Tier I Capital plus Tier II Capital and is used when setting its operating limits.

Tier I Capital is aimed at helping the bank remain solvent, that is, remain a going concern. Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency. When Basel III rules came into effect, Tier I Capital was broken down into two categories: Common equity, comprising mainly by shares and reserves; and Additional Capital, comprising mainly instruments that are analogous to hybrid capital and debt instruments.

CMN Regulations that introduced Basel III rules in Brazil are stricter and more comprehensive when defining instruments eligible for inclusion in each capital category and set forth the deductions of some items, from Common equity, Additional Capital and Tier II Capital.

Following the recommendations of Basel III, the CMN Resolution No. 4,193/13 introduced the Additional Common Equity, comprised by the: Common Equity Conservation Buffer, Common Equity Countercyclical Buffer (“ACCPBrasil”), and Common Equity Systemically Importance Buffer. Under this Resolution, the value of the Common Equity Conservation Buffer and the ACCPBrasil will gradually increase, starting from 0.625% as from January 2016 and reaching up to 2.5% as from January 2019. The Common Equity Systemically Importance Buffer will gradually increase from 0.5% as from January 2017 to up to 2.0% as from January 2019. Moreover, the Central Bank is to determine the calculation methodology for the ACCPBrasil and the Common Equity Systemically Importance Buffer. The Central Bank Circular No. 3,768/15 established the methodology for calculating the Additional Portion of Systemic Importance of the Principal Capital, which corresponds to the multiplication between the assets weighted by risk and the annual factor of systemic importance ("FIS"). The value of the FIS, in turn, is defined based on the ratio between the value of the total exposure and the value of the GDP, considering the following gradation: (i) if

139 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

the reason for total exposure/GDP is less than 10.0%, the value of the FIS is zero; (ii) if the reason for total exposure/GDP is equal to or greater than 10.0% and less than 50.0%, the FIS will vary from 0.25% from January to December 2017, and 1.0% from January 2019; and (iii) if the reason for total exposure/GDP is greater than 50.0%, the FIS will vary from 0.5% from January to December 2017, and 2.0% from January 2019. Now according to the Central Bank Circular No. 3,769/15, the amount of the ACCPBrasil must not exceed 1.25% of risk-weighted assets, in the period between January and December 2017. In addition, Article 3 of this same circular, established that the value of ACCPBrasil is equal to 0%, thus remaining subject to subsequent revaluations of the regulator.

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

In October 2015 the CMN Resolution No. 4,401/15 came into effect. It defines the Leverage Ratio ("LCR") as the ratio between the high liquidity assets and the total cash outflows foreseen for a 30-day period under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system.

The LCR applies to financial institutions with total assets over R$100.0 billion or which are part of a prudential conglomerate with a higher number of total assets. The minimum limit needs to be supervised on a daily basis by the financial institutions in periods of lack of financial stress.

In relation to liquidity risk, the CMN and the Central Bank published the Resolution No. 4,616/17 and the Circular No. 3,869/17 about the index of Long-Term Liquidity Risk (NSFR) which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. Both rules will be in effect from on October 10, 2018.

Under the rule currently in effect, CMN Resolution No. 4,193/13, Brazilian financial institutions must hold a capital base (Regulatory Capital - “RC”) of 8.625% or more of total RWA (Basel ratio) from January 2018 to December 2018 and calculated using specific criteria determined by the Central Bank. The calculation of the RC is subject to various deductions, including weighting factors that vary according to the nature of the asset. As of December 31, 2017, our Basel ratio was 17.1% of total RWA, which is higher than the 10.75% level required by the Central Bank until December 2017.

The following table shows our capital positions as a percentage of total risk-weighted assets.

As of December 31,	In %
	Basel III Prudential Consolidated
	2017	2016	2015
Tier I Capital	13.1%	12.0%	12.7%
Common Equity	12.3%	11.2%	12.7%
Additional Capital	0.8%	0.8%	-
Total Ratio	17.1%	15.4%	16.8%

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

The capital plan, which comprehends a prospective vision of at least three years, is prepared on an annual basis, and is approved by our Diretoria Executiva and our Board of Directors, continually monitored and controlled by the capital management area. Any threats and opportunities, growth and market share targets, as well as projected capital needs, are included in the preparation of the plan to cover risks, as well as the capital held by us. In addition, the internal capital adequacy assessment process (ICAAP) provides conditions for the assessment of sufficiency of capital, taking into account different scenarios (baseline and stress) and allows for the anticipation of capital and contingency activities to be adopted for the respective

140 Form 20-F – December 2017

5.B. Liquidity and Capital Resources
Form 20-F

scenarios.

Interest rate sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or re-pricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or re-prices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes loss sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes gain sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and Management decisions.

Our interest rate sensitivity strategy takes into account:

•  rates of return;

•  the underlying degree of risk; and

•  liquidity requirements, including minimum regulatory banking reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We monitor our maturity mismatches and positions and manage them within established limits. The positions are analyzed and reconsidered every second and fourth Friday of each month in our Treasury Executive Committee for Asset and Liability Management.

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2017 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2017	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest‑earning assets
Financial assets held for trading	2,136,310	10,805,889	5,115,370	146,421,846	55,599,348	4,347,158	224,425,921
Financial assets available for sale	2,422,266	9,392,915	19,351,886	83,816,085	33,391,763	533,104	148,908,019
Investments held to maturity	7,753	2,454	19,205	10,284,940	28,691,766	-	39,006,118
Financial assets pledged as collateral	25,977,537	111,922,357	2,543,922	40,965,417	2,565,940	-	183,975,173
Loans and advances to banks	23,136,673	3,544,426	3,387,187	1,754,483	424,955	-	32,247,724
Loans and advances to customers (1)	32,750,584	35,836,525	36,815,000	167,506,938	46,196,264	33,842,920	352,948,231
Compulsory deposits with the Central Bank	62,280,223	-	-	-	-	-	62,280,223
Other assets	-	-	-	-	1,217,337	-	1,217,337
Total interest‑earning assets	148,711,346	171,504,566	67,232,570	450,749,709	168,087,373	38,723,182	1,045,008,745
Interest‑bearing liabilities
Deposits from banks (2)	196,146,769	29,640,587	31,589,994	22,221,075	5,328,751	-	284,927,176
Savings deposits (3)	103,332,697	-	-	-	-	-	103,332,697
Time deposits	6,134,701	11,400,607	10,531,633	97,550,483	-	-	125,617,424
Funds from securities issued	3,422,727	31,299,770	48,540,240	51,142,979	768,374	-	135,174,090
Subordinated debt	738,929	9,428,997	640,536	20,767,242	18,603,697	-	50,179,401
Insurance technical provisions and pension plans (3)	207,499,559	2,411,996	939,034	28,239,001	-	-	239,089,590
Total interest‑bearing liabilities	517,275,382	84,181,957	92,241,437	219,920,780	24,700,822	-	938,320,378
Asset/liability gap	(368,564,036)	87,322,609	(25,008,867)	230,828,929	143,386,551	38,723,182	106,688,367
Cumulative gap	(368,564,036)	(281,241,427)	(306,250,294)	(75,421,366)	67,965,186	106,688,367	-
Ratio of cumulative gap to total interest‑earning assets	(35.3)%	(26.9)%	(29.3)%	(7.2)%	6.5%	10.2%	-
(1) For indefinite operations, it refers to credit card operations;
(2) including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2017 our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$54,232 million, or 46.2% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign currencies (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

141 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

As of December 31, 2017, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2017	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	79,490,208	2,252,743	81,742,951	2.8%
Financial assets held for trading
Less than one year	31,205,016	382,172	31,587,188	1.2%
From one to five years	145,888,178	639,188	146,527,366	0.4%
More than five years	56,172,357	927	56,173,284	0.0%
Indefinite	7,176,506	245,697	7,422,203	3.3%
Financial assets available for sale
Less than one year	31,156,662	10,405	31,167,067	0.0%
From one to five years	80,299,138	3,516,948	83,816,086	4.2%
More than five years	31,886,240	1,505,522	33,391,762	4.5%
Indefinite	11,037,807	-	11,037,807	-
Investments held to maturity
Less than one year	21,798	7,614	29,412	25.9%
From one to five years	10,284,940	-	10,284,940	-
More than five years	28,691,766	-	28,691,766	-
Financial assets pledged as collateral	177,532,261	6,442,912	183,975,173	3.5%
Loans and advances to banks	29,929,809	2,317,915	32,247,724	7.2%
Loans and advances to customers
Less than one year	172,520,716	14,749,448	187,270,164	7.9%
From one to five years	102,109,388	12,874,271	114,983,659	11.2%
More than five years	41,921,656	2,582,620	44,504,276	5.8%
Non-current assets available for sale	1,520,968	5	1,520,973	0.0%
Investments in associates and joint ventures	8,257,384	-	8,257,384	-
Property and equipment, net of accumulated depreciation	8,410,174	22,301	8,432,475	0.3%
Intangible assets and goodwill, net of accumulated amortization	16,164,952	14,355	16,179,307	0.1%
Taxes to be offset	10,483,831	40,744	10,524,575	0.4%
Deferred income tax assets	43,730,672	1,239	43,731,911	0.0%
Other assets
Less than one year	20,988,342	14,138,571	35,126,913	40.2%
From one to five years	12,401,862	64,100	12,465,962	0.5%
More than five years	3,064,865	196,247	3,261,112	6.0%
Total	1,162,347,496	62,005,944	1,224,353,440	5.1%
Percentage of total assets	94.9%	5.1%	100.0%

142 Form 20-F – December 2017

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2017	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)
Less than one year	233,081,673	25,325,969	258,407,642	9.8%
From one to five years	19,951,501	2,269,574	22,221,075	10.2%
More than five years	5,207,220	121,531	5,328,751	2.3%
Deposits from customers
Less than one year	152,173,833	12,284,129	164,457,962	7.5%
From one to five years	97,289,482	233,630	97,523,112	0.2%
More than five years	27,371	-	27,371	-
Financial liabilities held for trading
Less than one year	13,678,222	156,881	13,835,103	1.1%
From one to five years	74,575	60,073	134,648	44.6%
More than five years	2,048	303,200	305,248	99.3%
Funds from securities issued
Less than one year	82,299,120	970,705	83,269,825	1.2%
From one to five years	49,054,770	2,081,959	51,136,729	4.1%
More than five years	742,111	25,425	767,536	3.3%
Subordinated debt
Less than one year	10,566,748	241,715	10,808,463	2.2%
From one to five years	9,371,234	11,396,007	20,767,241	54.9%
More than five years	18,603,697	-	18,603,697	-
Insurance technical provisions and pension plans	239,084,588	5,002	239,089,590	0.0%
Other provisions	18,488,773	1,954	18,490,727	0.0%
Current income tax liabilities	2,409,551	6,794	2,416,345	0.3%
Deferred income tax liabilities	1,251,847	-	1,251,847	-
Other liabilities (2)
Less than one year	80,885,480	7,549,634	88,435,114	8.5%
From one to five years	5,049,611	52,907	5,102,518	1.0%
More than five years	4,123,959	155,233	4,279,192	3.6%
Shareholders' Equity	117,693,704	-	117,693,704	-
Total	1,161,111,118	63,242,322	1,224,353,440	5.2%
Percentage of total liabilities and shareholder's equity	94.8%	5.2%	100.0%
(1) including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and
(2) Other liabilities, whose primary components provision for contingent liabilities, are not a source of funding.

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

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20(c) to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2017, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

143 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2017	R$ in thousands
	Reference amounts
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	96,081,180	-	96,081,180
Sales	132,837,699	-	132,837,699
Foreign currency futures contracts
Purchases	-	48,376,597	48,376,597
Sales	-	67,238,635	67,238,635
Futures contracts - other
Purchases	163,224	-	163,224
Sales	113,772	-	113,772
Interest rate option contracts
Purchases	10,663,668	-	10,663,668
Sales	9,616,129	-	9,616,129
Foreign currency option contracts
Purchases	-	7,335,027	7,335,027
Sales	-	10,274,094	10,274,094
Option contracts - other
Purchases	443,443	-	443,443
Sales	228,141	-	228,141
Foreign currency forward contracts
Purchases	-	10,372,477	10,372,477
Sales	-	14,947,271	14,947,271
Forward contracts - other
Purchases	114,020	-	114,020
Sales	635,522	-	635,522
Swap contracts
Asset position
Interest rate swaps	56,636,856	-	56,636,856
Currency swaps	-	6,161,641	6,161,641
Liability position
Interest rate swaps	31,454,647	-	31,454,647
Currency swaps	-	14,288,568	14,288,568

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

144 Form 20-F – December 2017

5.C. Research and Development, Patents and Licenses
Form 20-F

	R$ in thousands
	2017	2016	2015
Infrastructure
Land and buildings	140,356	95,401	55,115
Installations, properties and equipment for use	680,829	1,086,811	1,171,147
Security and communications systems	31,874	27,100	24,958
Transportation systems	4,228	3,473	41,982
SubTotal	857,287	1,212,785	1,293,202
Information Technology
Data processing systems	1,936,656	2,405,093	1,810,294
Financial leasing of data processing systems	655,407	633,680	587,792
SubTotal	2,592,063	3,038,773	2,398,086
Total	3,449,350	4,251,558	3,691,288

During 2017, we made investments in the amount of R$3,449 million, R$857 million of which were related to infrastructure and R$2,592 million related to information technology.

We believe that capital expenditures in 2018 and 2019 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2018 and 2019 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our Officers, Department Officers and Regional Officers. The Diretoria Executiva consists of one Chief Executive Officer, six Vice-Presidents, four Managing Officers and eight Deputy Officers.

Our eight-member Board of Directors meets six times during the year and on an extraordinary

145 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

basis whenever necessary. It is responsible for:

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

We present below biographies of the current members of our Board of Directors and Diretoria Executiva:

Members of the Board of Directors:

Luiz Carlos Trabuco Cappi, Chairman:

Birth date: October 6, 1951.

Summary of Professional Experience: He began his career 48 years ago, devoting his entire professional life to the Bradesco Group. He was the Investor Relations Officer and the Executive Vice-President of Banco Bradesco from 1999 to 2009 accumulating such position with, the Presidency of Grupo Bradesco Seguros during six years. He was the Chairman of Banco Bradesco's Board of Executive Officers from March 2009 to March 2018, accumulating with the position of Vice-Chairman of the Board of Directors until October 2017, when he was promoted to Chairman of the Board of Directors.

Current positions: Chairman of Banco Bradesco S.A.

Previous positions: Chairman of the Board of Directors of Odontoprev S.A., Member of the Board of Directors of ArcelorMittal Brasil, Member of the Strategic Committee of Vale S.A., Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP; of  Associação Nacional da Previdência Privada - ANAPP; of the Federação Nacional de Saúde Suplementar - FENASAÚDE; Chairman of the Board of Representatives of Diretoria Executiva da Confederação Nacional das Instituições Financeiras – CNF, Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg, Member of the Board of Director and of the Advisory Board of FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks) and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland.

Graduation: Degree in Philosophy from Faculdade de Filosofia, Ciências e Letras de São Paulo.

Other Qualifications: Graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

Carlos Alberto Rodrigues Guilherme, Vice-Chairman of the Board of Directors:

Birth date: December 21, 1943.

Summary of Professional Experience: He began his career in December 1957. He was elected Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999, Member

146 Form 20-F – December 2017

6.A. Board of Directors and Board of Executive Officers
Form 20-F

of the Board of Directors in March 2009 and Vice-Chairman of the Board of Directors in October 2017, the position he currently holds.

Graduation: Law degree from Pinhalense Education Foundation.

Current positions: Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Managing Board and Managing Officer of Fundação Bradesco.Member of the Board of Directors and Officer of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Director of NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; Vice-Chairman of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A.; Vice-Chairman of the Board of Directors of BSP Park Estacionamento e Participações S.A.; Officer of Top Clube Bradesco, Segurança, Educação e Assistência Social; Member of the Board of Directors of Bradespar S.A.; CEO of Banco Bradesco BERJ S.A.; and Vice-Chairman of the Board of Directors of Bradesco Saúde S.A..

Previous positions: Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. - Arrendamento Mercantil.

Denise Aguiar Alvarez, Director:

Birth date: January 24, 1958.

Summary of Professional Experience: In April 1986, she was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since July 1988, she has also served as an Officer.In February 1990, she was also elected as Member of the Board of Directors, the position she currently holds.

Graduation: Degree in Education from PUC- SP - Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Masters in Education from New York University, USA

Current positions: Member of the Board of Directors of Bradespar S.A.; Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; CEO of ADC Bradesco – Sports Association; Member of the Consulting Board of the Associação Pinacoteca Arte e Cultura - APAC; She is also a Member of the Deliberative Board of Museu de Arte Moderna de São Paulo (MAM); Member of the Board of Trustees of Fundação Roberto Marinho; Member of the Consulting Board of Canal Futura;  Member of the Consulting Committee of Fundação Dorina Nowill para Cegos; Member of the General Board of Comunitas: Parcerias para o Desenvolvimento Solidário; and Effective Member of Associação de Apoio ao Programa Alfabetização Solidária - AAPAS; and Chairman of the Board of Governance of Todos pela Educação (All for Education).

Previous positions: She was Member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo - FUSSESP; and Chairman of the Board of Governance of GIFE - the Group of Institutes, Foundations and Enterprises.

She is João Aguiar Alvarez’s sister, who is also a Director.

João Aguiar Alvarez, Director:

Birth date: August 11, 1960.

Summary of Professional Experience: In April 1986, he was elected to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as an Officer and, in February 1990, Member of the Board of Directors, the position he currently holds.

Graduation: Degree in Agronomy from the Pinhalense Education Foundation – Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry.

Current positions: Member of the Board of Directors of Bradespar S.A.; and Member of the Board of Trustees and Deputy Officer of Fundação Bradesco.

He is Denise Aguiar Alvarez’s brother, who is also a Director.

Milton Matsumoto, Director:

147 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Birth date: April 24, 1945.

Summary of Professional Experience: He has been with Bradesco since September 1957. He was elected Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer in March 1999 and Member of the Board of Directors in March 2011, the position he currently holds.

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

Previous positions: Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Member of the Board of Directors of Banco Bradesco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Holdings Ltd.; Alternate Member of the Board of Directors of CPM Holdings Ltd.; Secretary Officer of the Union of the Credit, Financing and Investing Companies of the State of São Paulo; and Secretary Officer of the Interstate Federation of FENACREFI Loan, Financing and Investment Institutions.

Alexandre da Silva Glüher – Director:

Birth date: August 14, 1960.

Summary of Professional Experience: He joined Banco Bradesco S.A. in March 1976. He was elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Officer in December 2010, Managing Officer in January 2012, and Executive Vice-President in January 2014. In March 2018, he was elected Member of the Board of Directors, the position he currently holds.

Graduation: Accounting from Universidade Federal do Rio Grande do Sul, and in Business Administration from ULBRA - Universidade Luterana do Brasil.

Other Qualifications: International Executive Program at the Wharton School - Advanced Management Program - University of Pennsylvania, USA; Administration of Financial Institutions (Banking), Retail for Low-income Segments, and Credit Risk Management - Vision of Portfolio by the Fundação Getúlio Vargas - School of Business Administration of São Paulo

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Vice-President of IBCB - Instituto Brasileiro de Ciência Bancária; Effective Member of the Board of Directors of Aquarius Participações S.A., Fidelity Processadora S.A., and also of Fidelity Serviços e Contact Center S.A; Chairman and Effective Member of the Consulting Board of Credit Guarantee Fund – FGC; and Full Member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP.

Previous positions: Investor Relations Officer of Bradesco; Alternate Member of the Deliberative Council of Brazilian Association of Real Estate Credit and Savings Entities - ABECIP; Member of the Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of FEBRABAN – Federação Brasileira de Bancos; Vice-President of FEBRABAN – Federação Brasileira de Bancos; Vice-President and Alternate Delegate at CONSIF at FENABAN - Federação Nacional dos Bancos; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; and Representative of Bradesco Group at ANBIMA - Brazilian Association of Financial and Capital Markets Entities.

Josué Augusto Pancini – Director:

Birth date: April 14, 1960.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 1976. He was elected Regional Officer in July 1997, Department Officer in July 2003, Deputy Officer in December 2010, and Managing Officer in January 2012. He was elected Executive Vice-President in January 2014, and since March 2018, has been accumulating the position of Member of the Board of Directors.

148 Form 20-F – December 2017

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Graduation: Degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob (UNIFEOB).

Other Qualifications: “Lato Sensu” postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas; and AMP - Advanced Management Program, taught at the IESE Business School - University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

Previous positions: Alternate Member of the Deliberative Board of ABECIP - Brazilian Association of Real Estate Credit and Savings Entities.

Maurício Machado de Minas – Director:

Birth date: July 1, 1959.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Officer. In January 2014 he was elected Executive Vice-President and since March 2018, has accumulated the position of Member of the Board of Directors.

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

Current positions:  Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Effective Member of the Board of Directors of Aquarius Participações S.A., Fidelity Processadora S.A. and Fidelity Serviços e Contact Center S.A.; Member of the Consulting Committee of IBM Corporation; and Member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A.

Previous positions: Executive Vice-President, COO (Chief Operations Officer) and an Alternate Member of the Board of Directors of CPM Braxis S.A.; Senior Analyst with Banco Itaú S.A.; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax) and President of Scopus; and Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.

Members of the Board of Diretoria Executiva:

Octavio de Lazari Junior, CEO:

Birth date: July 18, 1963.

Summary of Professional Experience:  He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Deputy Officer, in January 2012 and Managing Officer in February 2015 and Executive Vice-President in May 2017. In March 2018, he was promoted to CEO, the position he currently holds.

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: Specialization courses in: Financial and Marketing Strategies at Fundação Instituto de Administração (FEA/USP), Financial Management from FGV and Strategies in Finance from Fundação Dom Cabral; and the Advanced Management Program (AMP) taught at the IESE Business School - University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Managing Officer of Kirton Bank S.A. – Banco Múltiplo and Member of Núcleo de Altos Temas (NAT); and Member of Managing Board and Consulting Committee of  FEBRABAN – Federação Brasileira de Bancos.

Previous positions: Chairman of the Managing Board of ABECIP - Associação Brasileira das Entidades de Crédito Imobiliário e Poupança; Alternate Member of Board of Directors of CIP - Câmara Interbancária de Pagamentos; Full Member of the Board of Directors of CIBRASEC - Companhia Brasileira de Securitização; Member of the Council of Representatives of the CNF - Confederação Nacional das Instituições Financeiras; Officer of Real Estate Credit and Savings and Vice-Chairman of the Committee on Governance of Portability

149 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

of Credit Operations of FEBRABAN - Federação Brasileira de Bancos; Member of Consulting Committee of FIABCI/BRASIL - Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias; and Alternate Officer of Uniapravi - Unión Interameriana para la Vivienda.

Josué Augusto Pancini, Vice-President:

Mr. Pancini also holds the position of Member of the Board of Directors. His experience is described in “– Members of Board of Directors.”

Maurício Machado de Minas, Vice-President:

Mr. Minas also holds the position of Member of the Board of Directors. His experience is described in “– Members of Board of Directors.”

Marcelo de Araújo Noronha, Vice-President:

Birth date: August 10, 1965.

Summary of Professional Experience: Mr. Noronha started his career in 1985 at Banco Banorte, where he worked until 1996 when he started to work as Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, currently Banco Alvorada S.A. and was promoted to Vice-President for products, trade finance, middle market and retail. In February 2004, he was elected Department Officer of Banco Bradesco S.A. He was elected Deputy Officer in December 2010 and Managing Officer in January 2012. In February 2015, he was elected Executive Vice-President, the position he currently holds, where he is responsible for credit and debit cards payments, marketing and CRM.

Graduation: Business Administration from Universidade Federal de Pernambuco (UFPE).

Other Qualifications: Specialization in Finance from IBMEC - Instituto Brasileiro de Mercado de Capitais; AMP - Advanced Management Program at IESE - Instituto de Estudios Empresariales, Universidad de Navarra in Barcelona and  Certified Member of the Board of Directrors of the Brazilian Institute of Corporate Governance - IBGC.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Chairman of the Board of Directors of Alelo - Companhia Brasileira de Soluções e Serviços; Vice-Chairman of the Board of Directors of Cielo S.A. (leader accreditation entity in Brazil); Member of the Board of Directors of Elo Participações S.A.

Previous positions: CEO of ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços; and Member of the Council of Representatives (representing ABECS) of CNF - Confederação Nacional das Instituições Financeiras.

André Rodrigues Cano, Vice-President:

Birth date: July 22, 1958.

Summary of Professional Experience: Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010, Managing Officer in January 2012 and Executive Vice-President in January 2017, the position he currently holds.

Graduation: Business Administration from FMU - Faculdades Metropolitanas Unidas.

Other Qualifications: MBA - Controller from FIPECAFI - Institute of Accounting, Finance and Actuarial Research - FEA-USP; and the Advanced Management Program (AMP) - Harvard Business School in Boston, USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Managing Director of Kirton Bank S.A.; – Banco Múltiplo; Effective Officer of the National Confederation of the Financial System – CONSIF; Vice-President of FEBRABAN - Federação Brasileira de Bancos; Vice-President and Alternate Delegate at CONSIF at FENABAN - Federação Nacional dos Bancos;  Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará,

150 Form 20-F – December 2017

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Amapá, Rondônia and Roraima; and Representative of Bradesco Group at ANBIMA - Brazilian Association of Financial and Capital Markets Entities.

Previous positions: Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Effective Member and Officer of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento; and Vice-Chairman of the Curator Council of the National Quality Foundation – FNQ.

Cassiano Ricardo Scarpelli - Vice-President:

Birth date: July 28, 1968.

Summary of Professional Experience: He joined Bradesco Organization in June 1984. In February 2001 he was promoted to Executive Superintendent. In March 2007, he was elected Department Officer, in February 2015, Deputy Officer, and in January 2017, Managing Officer. In March 2018, he was elected Executive Officer, the position he currently holds.

Graduation: Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: International Executive Program at Queen´s School of Business - Queen´s Executive Program, in Ontario, Canada.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Chairman of the Board of Regulation and Best Practices for the Capital Market of ANBIMA - Brazilian Association of Financial and Capital Markets Entities, having previously held the following positions: Vice-President of the Regulation and Best Practices Board for Qualified Services to the Capital Market, and Alternate Member of the Qualified Services to the Capital Market Commission; Member of the Comittee of Products and Pricing of B3 S.A. - Brasil, Bolsa, Balcão; and Deputy Officer of Kirton Bank S.A. - Banco Múltiplo.

Previous positions: Member of the Câmara Consultiva de Renda Fixa, Câmbio e Derivativos of B3 S.A. - Brasil, Bolsa, Balcão; Member of the Board of Directors of Bica de Pedra Industrial S.A.; CP Cimento e Participações S.A. and Latasa S.A., Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. - Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A., Officer of BEM - Distribuidora de Títulos e Valores Mobiliários Ltda., BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda. and of UGB Participações S.A.

Eurico Ramos Fabri – Vice-President:

Birth date: September 29, 1972.

Summary of Professional Experience: In February 2008, he joined as Officer in Banco Finasa S.A., a financial institution acquired by Banco Finasa BMC S.A. (currently Banco Bradesco Financiamentos S.A.), as an Officer, remaining until December 2009. From July 2008 to April 2011, he held the position of Officer of Finasa Promotora de Vendas Ltda. In December 2010, he was elected Officer of Banco Bradesco S.A., in January 2012, Department Officer, in February 2015, Deputy Officer and, in January 2017, Managing Officer. In March 2018, he was elected Executive Vice-President, the position he currently holds.

Graduation: Economic Sciences from UNICAMP - Universidade Estadual de Campinas.

Other Qualifications: Executive MBA in Finance from Insper - Instituto de Ensino e Pesquisa; STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management; and Advanced Management Program from Harvard Business School, Boston, EUA.

Current positions: He is a Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição; and Chairman of the Board of Credit Intelligence Manager.

Previous positions: Member of the Board of Directors of Cielo S.A., Companhia Brasileira de Soluções e Serviços and Elo Participações S.A.; Alternate Member of Board of Directors of Aquarius Participações S.A., Fidelity Processadora S.A. and Fidelity Serviços e Contact Center S.A.; Deputy Officer of Kirton Bank S.A. - Banco Múltiplo.

151 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Denise Pauli Pavarina, Managing Officer:

Birth date: April 14, 1963.

Summary of Professional Experience: She started her career in March 1985, with Banco Bradesco de Investimento S.A., a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. She was promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining until December 2009, when she returned to Bradesco, and was elected Department Officer. She was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position she currently holds. In March 2018, she began to exercise, cumulatively, the role of Director of Investor Relations.

Graduation: Degree in Economics from Faculdade Armando Alvares Penteado (FAAP); and Law from  Universidade Paulista (UNIP).

Other Qualifications: Executive MBA in Finance from Instituto de Ensino e Pesquisa (Insper) and AMP - Advanced Management Program by IESE Business School.

Current positions: Managing Officer of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Member of the Board of Trustees of Fundação Bradesco; Vice-Chairman of the Board of Directors of 2bCapital S.A.; Member of the Board of Directors, Member of the Advisory Committee for the Intermediation Sector and Member of Committee to Monitor the Integration of B3 S.A. - Brasil, Bolsa, Balcão; Member of the Market Advisory Board of BSM - BM&FBOVESPA SUPERVISÃO DE MERCADOS, as a representative of the Board of Directors of B3 S.A. - Brasil, Bolsa, Balcão; Member of Board of Directors and of the Sustainability Committee of Vale S.A.; and Vice-President of Task Force on Climate-related Financial Disclosures (TCFD).

Previous positions: President of ANBIMA - Brazilian Association of Financial and Capital Markets Entities; Member of the Board of Representatives of the CNF (Confederação Nacional das Instituições Financeiras); Member of the Board of Directors of Cielo S.A.; Member of National Committee for Financial Education  (representing ANBIMA) - CONEF; Member of Board of Directors of Bica de Pedra Industrial S.A.; Member of Board of Directors of Companhia Siderúrgica Belgo-Mineira; Deputy Member of the Board of Directors of CPM Braxis S.A.; Member of the Board of Directors of Latasa S.A.; Effective Member of the Board of Directors of São Paulo Alpargatas S.A.; Alternate Member of the Managing Board of ABRASCA - Associação Brasileira das Companhias Abertas; Member of the Consulting Board of the Brazilian Association of Brokers and Dealers in Securities, Foreign Exchange and Commodities - ANCORD; Officer of UGB Participações S.A.; and Officer for Institutional Relations and Director of the  Association of Capital Market Investment Analysts - APIMEC São Paulo; Member of IT Committee of B3 S.A. - Brasil, Bolsa, Balcão; Member of Investment Committee of NEO Capital Mezanino Fundo de Investimento em Participações; Member of Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios; Effective Member of the Board of Directors of Valepar S.A.

Moacir Nachbar Junior, Managing Officer:

Birth date: April 5, 1965.

Summary of Professional Experience: He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position he currently holds. In March 2018, he became responsible for risk management - Chief Risk Officer (CRO).

Graduation: Degree in Accounting from Faculdade Campos Salles.

Other Qualifications: “Latu Sensu” postgraduate degree in Financial Management from Faculdade Campos Salles; MBA-Controller from FIPECAFI - Institute of Accounting, Finance and Actuarial Research (FEA-USP); and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, New Hampshire – USA;

Current positions: Member of the Board of Trustees of Fundação Bradesco; Alternate Member of Advisory Board of the Fundo Garantidor de Créditos (Credit Guarantor Fund) – FGC; Member of Self-regulation Council of the Brazilian Federation of Banks – FEBRABAN; Managing Director of Kirton Bank S.A. - Banco Múltiplo; Alternate Member of the Board of Directors and Member of the Controlling and of Compliance and

152 Form 20-F – December 2017

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Risk Committees of Vale S.A.; and Member of the Managing Board and Member of the Audit and Accounting Standards Committee of ABRASCA - Associação Brasileira das Companhias Abertas.

Previous positions: He was an Officer and Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund, an Alternate Member of the Board of Directors of Fidelity Processadora S.A., and Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; and Full Member of the Board of Directors of Valepar S.A.

Renato Ejnisman, Managing Officer:

Birth date: February 12, 1970.

Summary of Professional Experience: In April 1999, he began his career in the financial market at Bank of America, where he worked until February 2007, with a short spell at Bank Boston during this period. In February 2007, he joined Banco Bradesco BBI S.A., as an Executive Superintendent. In April 2008, he was elected Officer and, in February 2011, Managing Officer and General Officer in February 2015. At Banco Bradesco S.A., was elected Deputy Officer in February 2015 and, in January 2017, Managing Officer, a position he holds simultaneously with the position of General Director of Banco Bradesco BBI S.A.

Graduation: Physics from USP - Universidade São Paulo.

Other Qualifications: Master’s degree in Nuclear Physics from Universidade São Paulo (USP) and a Doctoral degree in Physics from the University of Rochester, New York, USA.

Current positions: Chairman of the Board of Regulation and Best Practices for the Capital Market of ANBIMA - Brazilian Association of Financial and Capital Markets Entities; and Vice-Chairman of the Board of Directors of Bradesco Securities Hong Kong Limited, Bradesco Securities, Inc. and Bradesco Securities UK Limited.; and Member of the Board of Trustees of Fundação Bradesco.

Previous positions: Chief Executive Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. and Ágora Educacional Ltda.; Effective Member of Câmara Consultiva de Listagem of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros; and Alternate Member of the Managing Board of ABRASCA - Associação Brasileira das Companhias Abertas.

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

Graduation: Mathematics from Faculdade de Ciências e Letras Teresa Martin.

Other Qualifications: Specialization in System Analysis from Instituto Presbiteriano Mackenzie; “Latu Sensu” postgraduate degree - MBA Banking from Fundação Instituto de Administração - FIA; and International Executive Programs at the Wharton School - Strategic Thinking and Management for Competitive Advantage Program - Pennsylvania - USA; Columbia Business School - Columbia Senior Executive Program - New York - USA; and Harvard Business School - Negotiation and Competitive Decision Making - Boston - USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Alternate Member of the Board of Directors of Aquarius Participações S.A., of Fidelity Processadora S.A. and of Fidelity Serviços e Contact Center S.A.

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

153 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Other Qualifications: “Lato Sensu” Postgraduate degree (MBA) in Financial Management and Corporative Strategies from Fundação Getulio Vargas; and AMP - Advanced Management Program from IESE Business School - University of Navarra, São Paulo, SP.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Full Representative of Permanent Forum of Micro and Small Enterprises; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities - ABECIP; Full Member of the Regional Board in Osasco at the Board of the São Paulo Industrial Employers Association – CIESP (CIESP Castelo); and Member of Consulting Board of the Brazilian National Chapter of the International Real Estate Federation - FIABCI/BRASIL.

Previous positions: Vice-Chairman of Union of Banks in the State of Rio Grande do Sul and Santa Catarina and Alternate Delegate of the Board of Brazilian Federation of Banks (FENABAN); Second Vice-President of Association of Banks in the State of Rio Grande do Sul; and Effective Director of Association of Banks in the States of Pará, Amapá, Amazonas and Acre.

Guilherme Muller Leal, Deputy Officer:

Birth date: November 12, 1967.

Summary of Professional Experience: He joined, in August 1999, Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A., reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent, in February 2011, he was elected Officer, in January 2012, Department Officer, and in January 2017, Deputy Officer, the position he currently holds.

Graduation: Economics from Universidade Santa Úrsula - USU.

Other Qualifications: “Lato Sensu” Postgraduate degree with specialization in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro - PUC-Rio; and Executive Development Program (Programa de Desenvolvimento de Executivos – PDE) from Fundação Dom Cabral, and the following international executive programs: Authentic Leadership Development and Behavioral Economics: Designing Strategic Solutions For Your Customer and Your Organization from Harvard Business School - Boston, Massachusetts - EUA, Executive Education Program from New York Trend Consulting - NYTC - New York - USA, Wharton Advanced Management Program and Executive Negotiation Workshop: Bargaining for Advantage by University of Pennsylvania - The Wharton School - Philadelphia - Pennsylvania - USA, and Leadership at the Peak Program from Center for Creative Leadership Staff and Leadership at the Peak Participants - Colorado Springs - USA.

Current position: Member of the Board of Trustees of Fundação Bradesco.

Luiz Carlos Brandão Cavalcanti Junior, Deputy Officer:

Birth date: March 2, 1962.

Summary of Professional Experience: He joined Banco Econômico S.A. in September 1983, an entity initially acquired by Banco Excel Econômico and later on by BBVA (Banco Bilbao Vizcaya Argentaria Brasil S.A.). In September 2003, he was transferred to Banco Bradesco S.A. in the position of Executive Superintendent, in March 2005, he was elected Department Officer of the Department of Marketing and Digital Channels and, in January 2017, Deputy Officer responsible for the area of research, innovation, Digital Channels and Next, position he currently holds.

Graduation: Economics from Faculdade Católica de Ciências Econômicas da Bahia.

Other Qualifications: MBA in Advanced Management Program from Amana-Key; Strategic Planning and Implementation from Universidade of Michigan Business-SP; Business negotiation Course from FGV; Management Model Course, Culture and Values from University of NAVARRA - IESE - Spain and from FGV; Making Strategy Work: Leading Effective Execution - Wharton Executive Education from University of Pennsylvania - Philadelphia, USA; Advanced Executive Program - Kellogg School of Management from Northwestern University - Chicago, USA; Program Executive Education Communication - New York Trend Consulting - NYTC- New York, USA; Strategic Cost Analysis For Managers - Massachusetts Institute of Technology - MIT - Boston, USA; Implementing Improvement Strategies: Practical Tools and Methods -

154 Form 20-F – December 2017

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Massachusetts Institute of Technology - MIT - Boston, USA; Authentic Leadership Program - Harvard Business School - Boston, Massachusetts, USA; and The Leadership at the Peak Program - Center for Creative Leadership Staff and Leadership at the Peak Participants, USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Effective Member of the Board of Directors of TecBan - Tecnologia Bancária S.A.

Previous positions: Chairman of the Fiscal Council of Associação Escola Superior de Propaganda e Marketing.

Rogério Pedro Câmara, Deputy Officer:

Birth date: October 5, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1983. In December 2008, he was promoted to the position of Executive Superintendent, in June 2011, he was elected Officer in January 2012, Department Officer and in January 2017, Deputy Officer, the position he currently holds.

Graduation: Business Administration from Universidade Paulista - UNIP.

Other Qualifications: MBA in Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo - FIPECAFI/USP; “Latu Sensu” postgraduate degree and MBA with specialization in Knowledge, Innovation and Technology from Fundação Instituto de Administração – FIA (FEA/USP); International Module - MBA in Knowledge, Innovation and Technology from Bentley College - Waltham Massachusetts – USA; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program - IESE Business School from University of Navarra, São Paulo, SP; International Executive Programs: Changing the Game: Negotiation and Competitive Decision Making from Harvard Business School - Boston, USA; Customer - Focused Innovation Program and Leading Change and Organizational Renewal Program from Stanford University Graduate School of Business - California, USA; Making Strategy Work: Leading Effective Execution and Strategic Thinking and Management for Competitive Advantage Program from The Wharton School - Philadelphia, USA; The Leadership at the Peak program from Center for Creative Leadership - Colorado Springs, USA; and The Advanced Strategy Program: Building and Implementing Growth Strategies, High Performance Leadership and in The Executive Development Program from The University of Chicago Booth School of Business - Chicago, USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Officer of Kirton Bank S.A. – Banco Múltiplo; and Alternative Member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP.

Previous positions: Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

João Carlos Gomes da Silva, Deputy Officer:

Birth date: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981, and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer, in January 2012, Departmental Officer and in February 2017, Deputy Officer, the position he currently holds.

Graduation: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

Other Qualifications: Postgraduate MBA in Business Management and Executive MBA in Distance-learning Business Administration - Emphasis on Banking by FGV; and AMP - Advanced Management Program from IESE Business School - University of Navarra, São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; and Member of the Management Committee for the Portability of Credit Operations of FEBRABAN – Brazilian Federation of Banks.

Previous Positions: Member of the Consulting Committee of the Commerce Association of São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Board of ABECIP - Brazilian Association of Real Estate Credit and Savings Entities; Alternate Member of the Board of Directors of CIP - Câmara Interbancária de Pagamentos; Vice-President and Sitting Member of Board of Directors CIBRASEC - Companhia Brasileira de Securitização; Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP Castelo); Alternate Member

155 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

of Managerial Council of Housing Guarantee Fund – CGFGH; Member of Consulting Board of FIABCI/BRASIL - Brazilian National Chapter of the International Real Estate Federation; Secretary Officer of ABEL - Brazilian Leasing Companies Association; Vice-Chairman of the Managing Board of ACREFI; Associação Nacional das Instituições de Créditos, Financiamentos e Investimento; Officer of Credit Products PJ (for Legal Entities); Associate Officer of the Executive Committee of Banking Products PF (for Individuals) of FEBRABAN – Brazilian Federation of Banks; and Chief Secretary of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

Bruno D’Avila Melo Boetger, Diretor Adjunto:

Birth date: June 17, 1967.

Summary of Professional Experience: He began his career in 1994 at Citicorp Securities Inc., in New York (USA), where he worked until 1996. From 1997 to March 2007 he worked at the Salomon Brothers Inc. companies and Citigroup Global Markets Inc. (USA), and Salomon Smith Barney Representações Ltda. In April 2007, he joined Banco Bradesco BBI S.A. as Executive Superintendent and, in April 2008, he was elected Officer, and remained in the position until March 2012. In August, 2011, he also began to work in Banco Bradesco S.A. as General Manager in the branch of New York (USA), remaining in the position until January 2014, so than was elected Department Officer. In December 2017 he was elected Deputy Officer, position he currently holds.

Graduation: Business Administration by Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas - FGV/EAESP.

Other Qualifications: Master’s degree in Business Administration - Concentration in Finance from Cornell University - Johnson Graduate School of Management - Ithaca, New York; and Senior Executive Program - Strategy, Leadership and Transformation by London Business School - Education of Executives – - London, England.

Current Positions: Member of the Managing Board of Fundação Bradesco; Member of the Board of Directors of Banco Bradesco Europa S.A.; and Officer of Banco Bradesco Argentina S.A.

Previous Positions: CEO of Bradesco North America LLC and of Bram US LLC (USA); and Manager of Bradesco Overseas Funchal - Consulting Services, Sociedade Unipessoal Lda.

Glaucimar Peticov – Deputy Officer:

Birth Date: March 18, 1963.

Summary of Professional Experience: She began his career in August 1984, with Banco Econômico S.A., then with Banco Excel Econômico S.A., and then with Banco Bilbao Vizcaya Argentaria Brasil S.A., currently named Banco Alvorada S.A. In September 2003, was transferred to Banco Bradesco S.A., and in December 2009, promoted to the position of Executive Superintendent and, in June 2011, she was elected Department Officer, reporting to the Human Resource Department and to UNIBRAD - Universidade Corporativa Bradesco and, in March 2018 she was elected Deputy Officer, position she currently holds.

Graduation: Psychology by Universidade São Marcos.

Other Qualifications: “Lato Sensu” Postgraduate degree in Human Resource Management by Fundação Armando Alvares Penteado – CENAP; Specialization in Marketing - FGV (2006);Advanced Management, administered by Fundação Dom Cabral; International Executive Programs: Strategic Human Resource Planning, by University of Michigan Business School - Ann Arbor, Michigan, EUA; Senior Executive Program, by Columbia Business School – New York, EUA; Negotiation and Competitive Decision-Making, by Harvard Business School - Boston, EUA; and Leadership at the Peak Program, by the Center for Creative Leadership - Colorado, EUA.

Current Positions: Member of Managing Board of Fundação Bradesco; Officer of ADC Bradesco - Sports Association; Chief Executive Officer of ARFAB - Associação Recreativa dos Funcionários da Atlântica-Bradesco and of Clube Bradesco de Seguros; Member of Consulting Board of Global Council of Corporate Universities (GlobalCCU); Secretary Officer of SINDICREFI - Union of the Credit, Financing and Investing Companies of the State of São Paulo; and Alternate Member of Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Previous Positions: Generation and Management of Knowledge and Content Officer of ABRH - Brazil -

156 Form 20-F – December 2017

6.B. Compensation
Form 20-F

Associação Brasileira de Recursos Humanos; Secretary Officer of FENACREFI - Federação Interestadual das Instituições de Crédito, Financiamento e Investimento; and Member of the Deliberative Council of FEBRACORP Live University.

José Ramos Rocha Neto – Deputy Officer:

Birth date: December 8, 1968.

Summary of Professional Experience: He joined Banco Bilbao Vizcaya Argentaria Brasil S.A. in May 2000 as Corporate Branch Officer, currently named Banco Alvorada S.A., where he also held the position of Executive Superintendent responsible for Trade Finance and Business Development. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Officer and in June 2011, Department Officer. In March 2018, he was elected Deputy Officer, position he currently holds.

Graduation: Accounting Sciences by UFPE - Universidade Federal de Pernambuco.

Other Qualifications: “Lato Sensu” postgraduate degree in Business Administration by CEAG - Fundação Getúlio Vargas - FGV – EAESP; and International Executive Programs at Wharton Business School, Harvard Business School, IESE Business School and Center for Creative Leadership and Executive Development Program at Fundação Dom Cabral, Stanford University School of Business and at Amana Key.

Current Positions: Officer of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Member of the Managing Board of Fundação Bradesco; and President and Sitting Member of Comitê de Distribuição de Produtos no Varejo (Committee of Distribution of Products in Retail) of ANBIMA - Brazilian Association of Financial and Capital Markets Entities.

Previous Positions: Member of the Plenary Board and Member of the Consulting Committee of the Commerce Association of São Paulo – ACSP; Alternate Member of the Board of Directors of CIBRASEC - Companhia Brasileira de Securitização; and Member of the Management Committee for the Portability of Credit Operations of  FEBRABAN - Brazilian Federation of Banks.

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Board of Executive Officers are established at the Annual Shareholders' Meetings, These bodies comprise our Executive Officers, Department Officers, Regional Officers and Officers of our subsidiaries. In 2017, our shareholders set the global compensation for our Board of Directors and our Board of Executive Officers and our subsidiaries at R$468.7 million.

In 2017, our Directors, our Board of Executive Officers and Officers of our subsidiaries received aggregate compensation of R$456.3 million for their services. Part of the Management´s compensation is variable. The current compensation policy mandates that 50.0% of the net variable compensation amount is meant for the acquisition of BBD Participações S.A. preferred shares (PNB shares) and/or of our preferred shares to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Board of Executive Officers and Officers of our subsidiaries have the right to participate in the same pension plans available to all our employees. In 2017, we contributed R$473.7 million to pension plans on behalf of our Directors, members of our Board of Executive Officers and officers of our subsidiaries.

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the annual shareholders’ meeting for one-year terms and members may be re-elected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 28 Department Officers, 21 Officers and 21 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria

157 Bradesco

6.C. Board Practices
Form 20-F

Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at our staff or one of the affiliates. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

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

Fiscal Council

Under Brazilian law, corporations may have a "Conselho Fiscal," or Fiscal Council, an independent corporate body with general monitoring and supervision powers and shall have from three to five effective members and the same number for alternates. As from the Special Shareholders’ Meeting held in March 2015, our Bylaws require our Fiscal Council to be a permanent corporate body.

Our Fiscal Council has five full members (Domingos Aparecido Maia, José Maria Soares Nunes, Ariovaldo Pereira, João Carlos de Oliveira and Walter Luis Bernardes Albertoni) and five alternates (Nilson Pinhal, Renaud Roberto Teixeira, Jorge Tadeu Pinto de Figueiredo, José Luiz Rodrigues Bueno and Reginaldo Ferreira Alexandre) all of whom were elected in March 12, 2018, for a one-year term that will expire in March 2019. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

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

•      distributions of dividends; and

•      transformation of our corporate form and corporate restructuring, such as takeovers, mergers and spin-offs.

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

158 Form 20-F – December 2017

6.C. Board Practices
Form 20-F

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

Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we established the Audit Committee, comprised of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of five years. The former members of the Audit Committee may only rejoin the body, after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

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

159 Bradesco

6.C. Board Practices
Form 20-F

•      following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

Compensation Committee – The Compensation Committee has three to seven members, all of whom are members of our Board of Directors with terms of office of one year, and according to the provisions set forth in CMN Resolution No. 3,921/10, should have at least one non-management member. Members are appointed by and may be replaced by the Board of Directors. The committee's primary responsibility is to advise the Board of Directors in the coordination of the Management compensation policy.

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

Succession Planning and Nomination Committee – made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its coordinator. The purpose of the Committee is to advise the Board of Directors on its policy for the succession and nomination of managers, as well as on matters related to the processes of succession.

Risks Committee – composed by at least three and at most five members, all formally appointed and dismissed by the Board of Directors, including its coordinator. The purpose of the Committee is to advise the Board of Directors in the performance of its duties related to risk and capital management.

Ombudsman

At the Special Shareholders' Meeting held in August 2007, our shareholders formalized the creation of the Ombudsman. Previously we had an informal Ombudsman. The Ombudsman works on behalf of all our institutions, authorized to operate by the Central Bank. There is one Ombudsman, with a two-year term. The Ombudsman is appointed and may be dismissed by the Board of Directors.

The Ombudsman is responsible for:

•      checking strict compliance with legal and regulatory rules related to consumer's rights and acting as a communication channel among us and our institutions authorized to operate by the Central Bank, and our customers and users of its products and services, including mediating conflicts;

•      receiving, registering, instructing, analyzing and formally and properly dealing with complaints from customers and users of products and services of the abovementioned institutions, not resolved by the usual services offered by the branches or by any other service station;

•      giving necessary clarifications and replying to claimants regarding the status of complaints and the solutions offered;

160 Form 20-F – December 2017

6.D. Employees
Form 20-F

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

According to our Bylaws and in order to comply with the rules of the Central Bank, in March 2018, Nairo José Martinelli Vidal Júnior was appointed by the Board of Directors as an Ombudsman, until the first Extraordinary Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2020.

The Ombudsman may be dismissed by our Board of Directors at any time, during the term of his mandate, in cases of noncompliance with the obligations inherent to his position or if his performance is below expectation.

Legal Advice

In March 2018, envisaging the best practices of corporate governance, the Board of Directors established a supporting body called Legal Advice.

This body is formed by lawyers who have played important roles in the legal department of the Organization. The Legal Advice provides legal advice to the Board of Directors of the Bank and its affiliates, analysing documents and relevant contracts, participating in ordinary, extraordinary and corporate meetings, suggesting administrative and preventive measures related to legal activities, following the course of special proceedures in courts, as well as the evolution and effects of its respective judgements in the interest of the Organization.

Internal Audit

Our internal audit area is directly subordinated to the Board of Directors and independently assesses business and information technology processes, contributing to the mitigation of risks, the sufficiency and effectiveness of internal controls, and compliance with internal and external policies, rules, standards, procedures, and regulations. The methodology and execution of the work are certified by the Brazilian Institute of Independent Auditors, which takes into account the technical recommendations of the Institute of Internal Auditors (“IIA”) in its assumptions.

6.D. Employees

As of December 31, 2017, we had 98,808 employees, of which 86,101 were employed by us and 12,707 were employed by our subsidiaries, compared to 108,793 employees as of December 31, 2016 and 92,861 employees as of December 31, 2015.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

161 Bradesco

6.E. Share Ownership
Form 20-F

December 31,	2017	2016	2015
Total number of employees	98,808	108,793	92,861
Number by category of activity
Bradesco	86,101	94,941	80,726
Insurance activities	6,367	6,700	6,556
Pension plan activity	529	461	475
Other categories	5,811	6,691	5,104
Number by geographic location
Cidade de Deus, Osasco	10,238	11,568	11,603
Alphaville, Barueri	3,711	2,348	1,593
São Paulo	15,956	17,958	16,296
Other locations in Brazil	68,610	76,651	63,127
International	293	268	242

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day workweek. We had 24,982 part-time employees and 73,826 full-time employees as of December 31, 2017 compared to 28,505 part-time employees and 80,288 full-time employees as of December 31, 2016 compared to 26,159 part-time employees and 66,702 full-time employees as of December 31, 2015.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. All employees are entitled, through internal hiring process, to fill new positions, including those in Middle Management, senior and managerial positions.

As of December 31, 2017, approximately 60.3% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships. We are party to two collective bargaining agreements: (i) one relating to our banking employees; and (ii) the other to our insurance sector employees.

We offer our employees benefits which include our health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and life and accident insurance with varying coverages. We also have an employee support program – called “Lig Viva Bem,” offering 24-hour support and making available 100% confidential free-of-charge telephone calls. The team is composed of psychologists, social workers and other specialized professionals guiding and supporting employees and their dependents in relation to personal, professional, familiar, legal, nutritional and affective issues. These benefits are available regardless of an employee's position. Currently, 47.2% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

Through Universidade Corporativa Bradesco - UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees. In 2017, we invested R$163.9 million in professional training with a total of more than 954.8 thousand participations.

On July 13, 2017, we launched our Special Voluntary Severance Program Scheme (PDVE), pursuant to which we offered voluntary severance to certain of our employees.  On September 11, 2017 we announced that approximately 7,400 employees had agreed to participate in this scheme.

6.E. Share Ownership

As of December 31, 2017, the members of our Board of Directors and Board of Executive Officers indirectly held 3.1% of our voting capital and 1.6% of our total capital stock, in aggregate, through a company called BBD Participações S.A., or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2017, none of our directors and executive officers individually owned, directly or indirectly, more than 1.0% of any class of our shares.

162 Form 20-F – December 2017

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Form 20-F

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2017, our capital stock was composed of 3,054,481,112 common shares (5,032,549 treasury shares) and 3,054,480,793 preferred shares (18,855,746 treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information – Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Association – Organization – Allocation of net income and distribution of dividends."

The following chart illustrates our capital ownership structure as of December 31, 2017:

163 Bradesco

7.A. Major Shareholders
Form 20-F

The following table shows the direct ownership of our outstanding common and preferred shares as at March 12, 2018, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	1,474,977,056	48.4%	735,456	0.0%	1,475,712,512	24.3%
Fundação Bradesco(1)	520,497,027	17.1%	-	-	520,497,027	8.6%
NCF Participações	257,206,261	8.4%	68,173,264	2.2%	325,379,525	5.3%
Subtotal	2,252,680,344	73.9%	68,908,720	2.2%	2,321,589,064	38.2%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	13,665,554	0.4%	28,639,093	0.9%	42,304,647	0.7%
Members of the Diretoria Executiva
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Renato Ejnisman	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Guido Pagani	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Brandão Cavalcanti Junior	(*)	(*)	(*)	(*)	(*)	(*)
Rogério Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
João Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Glaucimar Peticov	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	43,108	0.0%	1,143,768	0.0%	1,186,876	0.0%
Subtotal	2,266,389,006	74.4%	98,691,581	3.3%	2,365,080,587	38.9%
Other	783,059,557	25.7%	2,936,933,466	96.7%	3,719,993,023	61.1%
Outstanding Shares	3,049,448,563	100.0%	3,035,625,047	100.0%	6,085,073,610	100.0%
Treasury shares	5,032,549	-	18,855,746	-	23,888,295	-
Total	3,054,481,112	100.0%	3,054,480,793	100.0%	6,108,961,905	100.0%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 39.9% of our common shares and 21.0% of our total shares.

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

Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding company, which we refer to as "Cidade de Deus Participações." It directly holds 48.4% of our voting capital and 24.3% of our total capital. Its shareholders are: (i) Nova Cidade de Deus, with 45.5% of its common and total shares; (ii) Fundação Bradesco, with 33.6% of its common and total shares; and (iii) the Aguiar Family, with 20.9% of its common and total shares as of December 31, 2017. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações

Nova Cidade de Deus Participações is a holding company which we refer to as “Nova Cidade de Deus.” It holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of December 31, 2017, the company owned, through its participation in Cidade de Deus Participações, 23.5% of our common shares and 12.0% of our total shares.

The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

•  members of our Diretoria Executiva;

164 Form 20-F – December 2017

7.A. Major Shareholders
Form 20-F

•      members of our Board of Directors who have been officers of Banco Bradesco or its controlled entities; and

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

The Aguiar Family

As of December 31, 2017, the members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 10.8% of our common shares and 5.5% of our total shares. In addition, the same parties directly held a total of 1.3% of our common shares, 2.4% of our preferred shares, which correspond to 1.8% of our total shares. None of the members of the Aguiar Family individually or directly holds more than 1.0% of our voting shares.

Fundação Bradesco

As of December 31, 2017, Fundação Bradesco owned 57.0% of our common shares, 2.0% of our preferred shares and 29.5% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF.

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

In 2017, a total of 96,754 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, more than 42,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our "Virtual School" e-learning portal's distance learning programs (“EaD”), benefited more than 608,000 students who completed at least one of  more than 90 courses offered, and another 15,101 students were involved in projects and partnership initiatives such as our "Educate - Act" (Educa+Ação) program, and technology courses.

The IT for the Visually Handicapped Program has benefited and trained 12,663 students and fostered social inclusion for thousands of people.

Fundação Bradesco's 2017 budget totaled R$624.4 million. Over the last 10 years, Fundação Bradesco has invested a total of R$6.5 billion (at current values) in the foundation.

BBD

BBD indirectly owned 6.1% of our common shares and 3.1% of our total shares as of December 31, 2017, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.5% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well as our skilled employees, of Bradespar, or of our subsidiaries and national not-for-profit legal entities or national companies controlled by them that have as managers only our employees and/or managers, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of our Board members and Executive Officers own shares in BBD.

NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2017, NCF held 8.4% of our common shares and 5.3% of our total shares.

165 Bradesco

7.B. Related Party Transactions
Form 20-F

Market

Direct market holdings represented 26.1% of our voting capital as of December 31, 2017 and 97.7% of our preferred shares. Common and preferred shares held by the market accounted for 61.9% of our share capital.

As of December 31, 2017, 1,284 foreign investors with a stake in our share capital in the amount of: (i) 57.4% of preferred shares; and (ii) 10.8% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.01% of preferred shares and the ADRs (American Depositary Receipts) accounted for 26.7% of preferred shares and 0.03% of common shares.

7.B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2017	2016	2015
ASSETS
Loans and advances to banks	724,369	1,033,479	223,874
Other assets	3,572	6,128	11,277
LIABILITIES
Deposits from customers	(1,122,088)	(1,524,462)	(231,110)
Funds from securities issued	(8,282,217)	(6,977,691)	(2,509,577)
Corporate and statutory obligations	(2,275,419)	(1,770,149)	(1,279,382)
Other liabilities	(8,827,877)	(13,704)	(24,811)
INCOME AND EXPENSES
Net interest income	(931,206)	(1,280,078)	(167,583)
Other income/expense	149,629	133,451	88,406

Under the Laws No. 4,595/64 and No. 7,492/86 and CMN Resolution No. 4,596/17, financial institutions cannot perform operations that figure as the granting of loans or advances to:

•      its controllers (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76, as well as their spouses, partners and their direct relatives, in the collateral line or affinity, up to the second degree;

•      officers, managers, members of the fiscal council, of the audit committee and members of statutory or contractual bodies, as well as their spouses, partners and their direct relatives, in the collateral line or by affinity, up to the second degree;

•      individuals and their spouses or partners, as well as legal entities with a direct or indirect equity interest with percentage equal to or greater than 10%; and

•      legal entities: (i) with qualified equity interest; (ii) in which capital, directly or indirectly, there is qualified equity interest; (iii) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and (iv) that have an officer or member of the board of directors in common.

CMN Resolution No. 4,596/17 also established the definition of qualified or relevant equity interest for purposes of the grant of loans or advances by financial institutions:

•         the entity that holds, directly or indirectly, 10% or more of the capital of the legal entity;

•         managers or officers and their respective spouses or partners and their direct relatives, in the collateral line or by affinity, up to the second degree, of the entity who hold, together or separately, directly or indirectly 10% or more of the capital of the legal entity;

166 Form 20-F – December 2017

7.C. Interests of Experts and Counsel
Form 20-F

•         partners or shareholders who hold 10% or more of the financial institution's capital with, directly or indirectly, 10% or more of the capital of the legal entity; and

•         the financial institution and the legal entity that have a manager or officer in common.

Financial institutions must keep specific and updated records of the names of legal entities, natural persons and their direct relatives, in the collateral line or by affinity, up to the second degree, which fall in the rules above. For further details on restrictions on the operations of financial institutions, see "Item 4.B. Business Overview – Regulation and Supervision – Bank regulations – Principal limitations and restrictions on activities of financial institutions."

For further information on related party transactions, see Note 40 to our consolidated financial statements in “Item 18. Financial Statements.”

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

As of December 31, 2017, we had provisions of R$18,491 million, 30.0% related to labor matters, 28.9% related to civil liability cases and 41.1% related to tax issues. For additional information, see Note 37 to our consolidated financial statements in "Item 18. Financial Statements."

Probable losses recognized in our consolidated financial statements refer to tax and social security matters related to inflation adjustments and legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$18,853 million as of December 31, 2017 (R$16,483 million in 2016). We believe these tax assessment notices are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

We believe that as of December 31, 2017, we have set aside sufficient funds as provisions to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

Labor matters – The labor matters in which we were involved during the year ended December 31, 2017 are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.

Tax-related matters – We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes which we are contesting; others stem from collections (notifications) of supervisory agencies of the Ministry of Finance and others aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these

167 Bradesco

8.A. Consolidated Statements and other Financial Information
Form 20-F

claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 17 to our consolidated financial statements for a description of our most relevant tax claims.

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

Policy on dividend distributions

Our Bylaws require our Board of Directors to recommend, at each annual shareholders' meeting, that our net income for the fiscal year (in accordance with BR GAAP) be allocated as follows:

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

A minimum of 30.0% of our net income must be distributed as annual dividends and must be paid out within 60 days following the annual shareholders' meeting. However, Brazilian Corporate Law permits us to suspend payment of the mandatory dividends if our Board of Directors reports, at the shareholders' meeting, that the distribution would be incompatible with our financial condition, and our shareholders approve the suspension by a simple majority vote. Under the Brazilian Corporate Law, the Board of Directors shall file a report with the CVM, justifying the suspension, within five days after the Annual Shareholders' Meeting. The income not distributed as dividends due to suspension must be allocated to a special reserve. If it is not absorbed by subsequent losses, the amount in the reserve shall be paid as dividends as soon as our financial situation allows us to.

Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to common shareholders.

Our Diretoria Executiva, subject to approval by the Board of Directors, may distribute dividends based on the profits reported in interim financial statements. The amount of distributed interim dividends shall not exceed the amount of the additional paid-in capital. Our Diretoria Executiva bases the amount of the interim dividends to be distributed on previously accumulated profits or retained earnings.

Since 1970, we have been distributing interim dividends on a monthly basis. Today we maintain an automatic system for the monthly payment of interest on equity.

Consistent with Brazilian law, our Bylaws allow our Diretoria Executiva, upon approval by the Board of Directors, to make distributions in the form of interest on equity instead of dividends. Payments of interest on equity may be included as part of any mandatory dividends. Since July 1997, we have made monthly payments of interest on equity at an amount approved by our Board of Directors before the statement of dividends at the end of each fiscal year. The amounts paid as interest on equity, net of income tax, are

168 Form 20-F – December 2017

8.B. Significant Changes
Form 20-F

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

An increase to our capital stock by R$8,000,000 thousand was approved at the special shareholders’ meeting of March 12, 2018 and by the Central Bank on March 16,2018, increasing the capital stock from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Brazilian Corporate Law, issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common and 305,448,079 are preferred shares, which will be attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type, the shareholders registered with us on March 29, 2018.

Our shares are listed in Brazil’s main stock indexes, including the indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, IBrX-50 and IBrX-100, respectively, selected from among the most traded shares on B3; the IBrA (Broad Brazil Index); the IFNC (Financial Index, composed of banks, insurance companies and financial institutions); the ISE (Corporate Sustainability Index); the IGCX (Special Corporate Governance Stock Index); the IGCT (Corporate Governance Trade Index); the ITAG (Special Tag-Along Stock Index), the index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices (ICO2); and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed). Abroad, our shares are listed on the Dow Jones Sustainability World Index, in the Dow Jones Sustainability Emerging Markets portfolio of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

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

The following tables show, for the indicated period, the reported high and low sale prices in nominal reais for the preferred and common shares on B3:

169 Bradesco

9.A. Offer and Listing Details
Form 20-F

	in R$		Average monthly trading volume (1)
	Price per Preferred share (1)
	High	Low	Shares (in units)
2011	14.51	10.83	208,359,043
2012	16.64	11.77	227,405,608
2013	17.78	12.93	254,625,230
2014	22.07	12.89	279,435,051
2015	21.25	13.08	294,060,547
2016
1st Quarter	19.85	11.64	435,512,473
2nd Quarter	21.10	16.87	289,987,503
3rd Quarter	23.37	19.10	253,436,194
4th Quarter	26.35	20.96	267,865,242
2017
1st Quarter	27.43	22.61	223,553,106
2nd Quarter	28.17	22.36	257,930,607
3rd Quarter	32.31	24.21	220,202,803
4th Quarter	33.04	28.32	203,905,607
2018
January	38.10	30.86	238,201,370
February	37.03	33.26	269,691,950
March	36.39	34.11	220,851,400
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

	in R$		Average monthly trading volume (1)
	Price per Common share (1)
	High	Low	Shares (in units)
2011	12.42	9.29	30,679,937
2012	16.57	10.22	40,130,117
2013	19.39	14.63	53,300,356
2014	22.06	14.25	40,327,037
2015	21.29	14.17	43,654,116
2016
1st Quarter	22.22	12.38	51,922,266
2nd Quarter	22.99	18.28	36,178,141
3rd Quarter	23.48	20.33	34,544,935
4th Quarter	25.08	20.80	36,702,164
2017
1st Quarter	27.18	22.76	38,640,463
2nd Quarter	27.29	21.99	33,471,258
3rd Quarter	31.18	23.75	25,669,563
4th Quarter	31.70	26.14	36,581,930
2018
Janury	36.75	29.07	29,663,370
February	35.69	31.16	33,912,560
March	35.28	32.73	28,085,200
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the preferred share ADSs on the NYSE:

170 Form 20-F – December 2017

9.A. Offer and Listing Details
Form 20-F

	in U$$		Average monthly trading volume (1)
	Price per preferred share ADS (1)
	High	Low	Preferred share ADS (in units)
2011	9.15	6.05	378,172,962
2012	8.46	5.86	320,952,035
2013	8.98	5.75	259,120,694
2014	9.86	5.30	295,743,325
2015	7.65	3.23	358,734,340
2016
1st Quarter	5.47	2.76	442,633,975
2nd Quarter	6.11	4.63	355,308,023
3rd Quarter	7.26	5.72	281,390,978
4th Quarter	8.24	6.17	337,774,646
2017
1st Quarter	8.94	7.12	252,139,902
2nd Quarter	9.08	6.86	321,186,846
3rd Quarter	10.30	7.36	222,528,635
4th Quarter	10.49	8.49	192,766,957
2018
January	11.97	9.51	210,989,579
February	11.39	10.00	202,147,418
March	11.28	10.24	188,519,575
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

Our common share ADSs have been traded on the NYSE since March 2012. The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the common share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per common share ADS (1)
	High	Low	Common share ADS (in units)
2012	8.03	5.20	73,994
2013	9.77	5.88	95,004
2014	9.78	6.07	65,720
2015	7.72	3.32	99,222
2016
1st Quarter	6.20	2.87	127,246
2nd Quarter	6.63	4.94	83,004
3rd Quarter	7.35	5.62	105,519
4th Quarter	7.98	5.98	68,633
2017
1st Quarter	8.75	7.19	124,126
2nd Quarter	8.67	6.55	238,418
3rd Quarter	10.42	6.80	221,124
4th Quarter	10.27	7.75	141,537
2018
January	11.89	8.48	192,194
February	11.22	9.39	184,665
March	10.92	9.63	67,089
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

Our preferred share ADSs and common share ADSs are represented by preferred share ADRs and common share ADRs. Our preferred share ADSs and common share ADSs may be held in registered form

171 Bradesco

9.B. Plan of Distribution
Form 20-F

with the depository – The Bank of New York Mellon – or in book entry form through financial institutions that are members of the "Depository Trust Company" or DTC. The depositary bank, as registrar, performs the services of transfer of the preferred share ADRs and common share ADRs. Title to an preferred share ADR or common share ADR (and to each preferred share ADS or common share ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the preferred share ADRs and common share ADRs who transfer their preferred share ADRs and common share ADRs may be required to:

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

The B3 is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2017, the aggregate market capitalization of the 371 companies listed on the B3, was equivalent to US$954.8 billion and the 10 largest companies listed on the B3 represented 52.2% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public,

172 Form 20-F – December 2017

9.C. Markets
Form 20-F

the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2017, we accounted for 6.3% of the market capitalization of all listed companies on the B3.

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

To become a "Level 2" company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3's “Level 2” segment is in force; (iv) the Board of Directors made up of at least five members of which at least a minimum of 20.0% shall be independent members with a term of office limited to two years, and re-election is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling

173 Bradesco

9.D. Selling Shareholders
Form 20-F

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

Allocation of net income and distribution of dividends

Our Bylaws, in conformity with the Brazilian Corporate Law, require the Board of Directors to recommend, at each Annual Shareholders' Meeting, the allocation of net income for the fiscal year as follows:

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

174 Form 20-F – December 2017

10.B. Memorandum and Articles of Association
Form 20-F

revenue. Historically, our shareholders have not allocated amounts to such reserve.

The minimum of 30.0% of our adjusted net income according to BR GAAP must be distributed as annual dividends and paid out within 60 days of the general shareholders’ meeting in which the distribution is approved. However, Brazilian Corporate Law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with our financial condition, in which case the suspension is subject to approval by the shareholders' meeting. Under Brazilian Corporate Law, the Fiscal Council shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ meeting. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to the common shareholders.

Under Brazilian law, we must prepare financial statements according to BR GAAP on a quarterly and annual basis and according to IFRS on an annual basis. Our Diretoria Executiva, with approval of the Board of Directors, may distribute dividends based on the profits reported in interim financial statements. Our Bylaws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Diretoria Executiva bases the amount of the interim dividends on previously accrued or retained earnings.

Between March and October 2013, the Central Bank issued several rules related to the implementation of the Basel III Accord requirements in Brazilian banks. Pursuant to Article 9 of Resolution No. 4,193/13, a financial institution in breach of the additional capital requirements will be subject to restrictions by the Central Bank, including the distribution of dividends and payment of extraordinary amounts to the institution’s officers and executives. Such restriction can be applied proportionally to the difference between the required additional capital and the actual additional capital, as follows: (i) if the actual capital is less than 25.0% of the required capital, restriction of up to 100% on distributions; (ii) if the actual capital is 25.0% or higher and below 50.0% of the required capital, restriction of up to 80.0% on distributions; (iii) if the actual capital is 50.0% or higher and below 75.0% of the required capital, restriction of up to 60.0% on distributions; and (iv) if the actual capital is 75.0% or higher and below 100% of the required capital, restriction of up to 40.0% on distributions. We are currently in compliance with all capital requirements.

Shareholders’ meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a general shareholders' meeting.

As from the Annual Shareholders’ Meeting of 2013, shareholders resolved that our meetings shall be convened by the publication of call notices in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper, all in the State of São Paulo. The notice must be published three times, beginning at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s agenda and, in the case of a proposed amendment to our Bylaws, an indication of the subject matter.

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our general shareholders' meetings. A shareholder may be represented at a general meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within less than a year of the meeting. The attorney-in-fact must be a shareholder, a member of our Management, a lawyer or a financial institution and for investment funds, the fund manager is responsible for representing quota holders. Shareholders that are legal entities may also be represented by their own legal representatives. The power of attorney given to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

In order for a shareholders’ meeting to validly take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting. However, in the case of a shareholders’ meeting to amend our Bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the Board of Directors may call a second meeting by notice given at least eight calendar days prior to the scheduled meeting and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second general meeting, subject to the quorum requirements applicable to the first one.

In March 2017, we adopted a remote voting system at our Shareholder’s Meetings, in accordance with Article 21-A of CVM Instruction No. 481/09, as amended.

175 Bradesco

10.B. Memorandum and Articles of Association
Form 20-F

Voting rights

Each common share entitles its holder to the right of one vote at our shareholders' meetings. Except as otherwise provided by law, the decisions of a shareholders’ meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them the right to appoint one member and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months either: (i) preferred shares representing the minimum of 10.0% of our capital stock; or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our capital stock may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

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

•   changing our corporate purpose;

•   ceasing our state of liquidation; and

•   approving our dissolution.

Pursuant to Brazilian Corporate Law, holders of common shares, voting at a Shareholders’ Meeting, have the exclusive power to:

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

176 Form 20-F – December 2017

10.B. Memorandum and Articles of Association
Form 20-F

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

In the event of a capital increase maintaining the existing proportion between common and preferred shares, each shareholder shall have the right to subscribe to newly issued shares of the same class it currently holds. If the capital increase changes the proportion between common and preferred shares, shareholders shall have the right to subscribe newly issued shares of the same class they currently hold, only extending to shares of a different class so as to maintain the same proportion in the capital stock as held prior to such increase. In any case, all new increases are subject to the foreign interest limit set forth by the Central Bank, which means that holders of common shares could be prevented from exercising their preemptive rights in relation to newly issued common shares if the 30.0% limit is reached. Under Brazilian Corporate Law, shareholders are permitted to transfer or sell their preemptive rights.

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

•           change our corporate purpose;

177 Bradesco

10.B. Memorandum and Articles of Association
Form 20-F

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

178 Form 20-F – December 2017

10.B. Memorandum and Articles of Association
Form 20-F

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

•      expand the list of events which may be considered material, including, among others:

•           execution of an agreement  for the transfer of the shareholding control of the company, even under a suspensive or resolutive condition;

•           change in the control of the company, including through the signing, amendment or termination of the shareholders' agreement;

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

•           change or dissolution of the company

•           the change in the composition of a company's capital stock;

•           the change in accounting criteria;

•           debt renegotiation;

•           approval of a stock option plan to purchase shares;

•           the change in rights and advantages attached to the securities of a company;

•           split or reverse split of shares or attribution of bonus;

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

179 Bradesco

10.B. Memorandum and Articles of Association
Form 20-F

•           inception, resumption or stoppage of the manufacturing or commercialization of product or the provision of service;

•           discovery, change or development of technology or resources of the company;

•           change of projections disclosed by the company; and

•           agreement with creditors, request or confession of bankruptcy or filing of a legal action that might affect the economic and financial situation of the company.

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

•      forcing the Director of Investor Relations to provide clarifications on the disclosure of material act or fact by request of the CVM or the stock market, at any moment;

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

On April 27, 2017, the CMN issued the Resolution no. 4,567/17 requiring that that financial institutions and other entities authorized to operate by the Central Bank inform to the CMN any situation that may affect the reputation of its: (i) controlling shareholders; (ii) shareholders holding more than 15% of the capital of the entity; (iii) Directors; and (iv) Officers.

In accordance with the existing regulations, the Central Bank considers the following situations to compromise the reputation of such people: (i) criminal investigations or criminal proceedings against the person or any company controlled or managed by this person at the time of occurrence; (ii) administrative or judicial proceedings related to the SFN; and/or (iii) other similar situations that the Central Bank may consider relevant.

According to such rule, the Brazilian financial institution has 10 working days from the date it becames aware of the situation to communicate the fact to the Central Bank.

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

180 Form 20-F – December 2017

10.B. Memorandum and Articles of Association
Form 20-F

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

Additionally, Brazilian ~~l~~aw stipulates that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80.0% of the price per share paid for the controlling block. In December 2003, we amended our Bylaws to ensure that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to (a) for our non-controlling common shareholders, 100% of the price per share paid to our controlling

181 Bradesco

10.C. Material contracts
Form 20-F

shareholders and (b) for our preferred shareholders, 80.0% of the price per share paid for our controlling shareholders.

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

B3’s differentiated corporate governance practices

In 2001, we voluntarily adhered to B3’s Level 1 Corporate Governance which establishes special requirements for the Company’s listing and rules for its directors and shareholders, including its controlling shareholders. Companies listed on Level 1 must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by directors, officers, executives and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25.0%.

10.C. Material contracts

In July 2016, we announced to the market the acquisition of 100% of the share capital of HSBC Brasil.

In July 2015, we entered into a share purchase agreement with HSBC Latin America Holdings (UK) Limited, pursuant to which the Bank agreed to acquire 100% of the share capital of HSBC Brasil. The acquisition was approved by the Central Bank in December 2015 and by the CADE in June 2016, subject to an Agreement on Concentration Control, and therefore approved by all relevant regulatory bodies. The purchase was completed in July 2016, for R$16 billion. In October 2016, HSBC Brasil's spin-off was approved by our shareholders, enabling the integration of people and technological platforms and the replacement of the brand in the service network, providing greater synergy in the transaction. With the acquisition, we took over all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all branches and clients. The acquisition allowed us to grow in scale and optimize our platforms, while increasing national coverage, consolidating our leadership in a number of branches in several states, and strengthening our presence in the high-income segment. The acquisition also enabled us to expand our operations, increasing the range of products offered in Brazil, especially in the insurance, credit card and asset management segments.

For more information, see “Item 4.A History and Development of the Company – Recent acquisitions.”

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

182 Form 20-F – December 2017

10.E. Taxation
Form 20-F

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

Taxation of dividends

Dividends paid to the holders of ADSs or to investor non-resident in Brazil related to our shares are not subject to Brazilian withholding income tax, provided that these dividends are paid from the profits generated as of January 1, 1996. Dividends paid from profits before January 1, 1996 may be withheld at the

183 Bradesco

10.E. Taxation
Form 20-F

variable rates, according to the legislation applicable at the time.

In this context, Law No. 11,638/07 significantly changed the Brazilian Corporate Law, with the objective of more closely aligning BR GAAP with IFRS. The changes promoted by Law No. 11,638/07 produced effects from January 1, 2008, already predicting that the new accounting rules could conflict with the provisions of the tax law, Law No. 11,941/09, the Transition Tax System ("RTT") was instituted. In general, under the implementation of the RTT, the changes promoted by the IFRS to modify the criterion of recognition of revenues, costs and expenses, would have no tax effects.

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

As way to mitigate that issue, Law No. 12,973/14, in addition to revoking the RTT, made significant changes to federal tax law, including with relation to Excess Dividends. Following the changes introduced by Law No. 12,973/14, it was confirmed that Excess Dividends would be exempt with respect to profits made between 2008 and 2013. After 2015, this discussion is no longer relevant, as the differences relating to the previous accounting treatment have become irrelevant. Potential discussions remain, however, with regard to dividends paid from profits ascertained in the calendar year 2014, unless the company has voluntarily opted for the application of the provisions laid down in Law No. 12,973/14, since January 1, 2014.

Taxation of gains

In accordance with Law No. 10,833/03, the gains earned as a result of the divestiture of assets located in Brazil with investor non-resident in Brazil are subject to taxation in Brazil, regardless of the fact that the divestiture is performed to another non-resident or to a resident in Brazil.

In this sense, in the case of divestiture of our shares, which are regarded as Brazilian assets, the investor non-resident in Brazil shall be subject to the income tax on the capital gain ascertained in accordance with the rules described in the following paragraphs, regardless of the operation being, or not, carried out in Brazil or abroad, or with a resident or non-resident in Brazil.

In relation to the ADSs, despite the theme not being pacified in Brazil, it is possible to argue that gains recorded by an investor non-resident in Brazil in the divestiture of these assets to another non-resident, should not be subject to taxation in Brazil. Such arguments would be based on the understanding that the ADSs do not represent Brazilian assets for purposes of the application of Law No. 10,833/03, because they represent securities issued and traded on stock exchanges abroad.

It is important to emphasize that, for purposes of the Brazilian legislation, the rules applicable to gains earned as a result of the divestiture of shares or ADSs may vary according to the domicile of the investor non-resident in Brazil, in accordance with the form through which he has recorded his investment before the Central Bank and/or in accordance with the way that the divestiture is structured and performed.

The deposit of our shares in exchange for ADSs may necessitate taxation by income tax at a rate of 15.0% or 25.0%, in the event of any capital gain ascertained by an investor non-resident in Brazil located in a tax haven, if the cost of acquisition of our shares is less than: (i) the average price per share, quoted on the Brazilian stock exchange in which the highest number of these shares has been sold on the day of deposit; or (ii) if no share is sold on that day, the average price quoted on the Brazilian stock exchange in which the highest number of shares has been sold in the last 15 trading sessions immediately prior to the deposit. In this case, the difference between the average price of our shares, as calculated above, and the corresponding acquisition cost, can be considered as capital gain. The withdrawal of ADSs in exchange for shares, should not, in principle, be understood as an operation liable to result in capital gain subject to income tax, provided that the regulatory rules in relation to the registration of the investment before the Central Bank are appropriately observed.

184 Form 20-F – December 2017

10.E. Taxation
Form 20-F

The gains earned in the divestiture of shares on the Brazilian stock exchange (that include the transactions carried out in the OTC market) are:

•        exempt from income tax when earned by an investor non-resident in Brazil that: (i) is an Investor 4,373; and (ii) is not resident in a location considered as a tax haven; or

•      subject to income tax at a rate of 15.0% in the case of the gains earned by a foreign investor that: is not an Investor 4,373 and is not resident or domiciled in a location considered as a tax haven; or is an Investor 4,373 resident or domiciled in a location considered as a tax haven; or

•      subject to a rate of 25% if the foreign investor is not an investor 4,373 resident or domiciled in a location considered as a tax haven.

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

In September 2015, the government issued Provisional Measure No. 692/15, converted into Law No. 13,259/16, which introduced a regime based on the application of progressive tax rates for income tax on capital gains recognized by Brazilian individuals in the disposal of assets in general. In accordance with Law No. 13,259/16, in force as of January 1, 2017, the income tax rates on capital gains recognized by Brazilian individuals, which are also applicable to foreign investors, would be: (i) 15.0% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million, but does not exceed R$10 million, (iii) 20.0% for the part of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the part of the gain that exceeds R$30 million.

In the event of redemption of shares or reduction of capital by a Brazilian company, the positive difference between the amount actually received by an investor non-resident in Brazil and the acquisition cost of the shares redeemed will be considered as capital gain resulting from an operation not made on the stock exchange, therefore, it will be subject to taxation by income tax at progressive rates varying between 15.0% and 22.5%, except for residents of locations considered as JTF, which, in this case, are subject to taxation by income tax at a rate of 25.0%.

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

The exercise of any preemptive right related to shares or ADSs will not be subject to taxation on income in accordance with the Brazilian legislation currently in force. Any gain on the sale or exercise of rights of preference related to shares or ADSs by an investor non-resident in Brazil will be subject to taxation in accordance with the same rules applied in the case of divestiture of those shares.

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

185 Bradesco

10.E. Taxation
Form 20-F

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

Tax haven (“JTF”)

According to Law No. 9,430/96 and subsequent amendments, a tax haven is a country or location that (i) does not tax income; (ii) taxes income at an effective rate lower than 20.0% (or 17.0% in specific cases as detailed below); or (iii) imposes restrictions on the disclosure of the corporate structure of legal entities or their ownership.

The Brazilian tax authorities published NI No. 1,037/10, listing: (i) countries or jurisdictions considered as tax haven or whose internal legislation opposes confidentiality related to the corporate composition of legal entities or their ownership; and (ii) tax schemes considered as privileged, whose definition is brought by Law No.11,727/08.

In December 2014, the Brazilian Federal Revenue Office (“RFB”) published the Decree No. 488/14, reducing the tax haven concept to localities that tax income at a maximum rate of less than 17.0% for countries or regimes in line with international fiscal transparency standards as established by Brazilian tax authorities. However, note that Decree No. 488/14 is not applicable to foreign investors whose investments in Brazil are in agreement with CMN Resolution No. 4,373/14.

Despite our understanding that a better interpretation of the legislation currently in force, leads to the conclusion that the concept of the privileged tax scheme, mentioned above, would be applicable only for purposes of Brazilian rules of transfer and undercapitalized pricing, we cannot ensure that further legislation, or even interpretations of the tax authorities determine the application of the concept of the privileged tax scheme, established in Law No. 11,727/08 will also apply to investor non-resident in Brazil in the payment of JCP.

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

186 Form 20-F – December 2017

10.E. Taxation
Form 20-F

Other federal Brazilian taxes

There are no federal Brazilian taxes on inheritance, gift or succession applicable to the ownership, transfer or disposition of preferred shares or ADSs by an investor non-resident in Brazil. Gift and inheritance taxes, however, can be levied by some states in Brazil on inheritances bestowed or gifts made by investor non-resident in Brazil l to individuals or entities residing or domiciled within such states in Brazil. There are no Brazilian taxes on stamps, issue, registration or similar by investors holding our shares or ADSs.

Registered capital

Amounts invested in securities by a holder not residing in Brazil who: (i) qualifies for benefits under CMN Resolution No. 4,373/14 and who registers with the CVM; or (ii) holds ADSs and is represented by the depositary bank's registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

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

187 Bradesco

10.E. Taxation
Form 20-F

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

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or ADS unless: (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

188 Form 20-F – December 2017

10.F. Dividends and Paying Agents
Form 20-F

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

189 Bradesco

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

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

These figures represent the impact for each scenario in a static portfolio position. Due to the market and portfolios dynamism these positions change continuously and do not necessarily reflect the position shown here. In addition, the Bank has a process of ongoing management of the market risk, which seeks constantly, through the dynamism of the market, manners to mitigate the associated risks, according to the strategy defined by the Senior Management. Thus, in cases where there is evidence of deterioration of a certain position, proactive actions are taken to minimize the possible negative impacts, in order to maximize the risk/return ratio.

Risk Factor	Market as of December 31, 2017	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	3.14	3.17	3.93	4.72
1-year fixed rate in reais	6.90%	6.91%	8.62%	10.35%

Shocks were also applied to other risk factors and terms of the interest curves. It is important to note that, in the fourth quarter of 2017, the maximum deppreciation of the real against the U.S. dollar was 6.79% (from R$.1269 as of October, 4, 2017 to R$3.3391 as of December 14, 2017 per U.S. dollar), which is below the 25.0% and 50.0% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2017	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(12,579)	(2,339,939)	(4,560,181)
Price Index	Exposure subject to the variation of price index coupon rates	(512)	(56,130)	(107,716)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(1,575)	(80,110)	(158,548)
Foreign currency	Exposure subject to foreign exchange variation	(600)	(15,004)	(30,008)
Variable income	Exposure subject to the variation of share prices	(16,289)	(407,237)	(814,475)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(4,978)	(205,764)	(406,054)
Other	Exposure not eligible in the previous definitions	(12)	(307)	(613)
Total not correlated		(36,545)	(3,104,491)	(6,077,595)
Total correlated		(26,956)	(2,678,101)	(5,232,466)
(1) Amounts net of tax effects.

Banking portfolio	On December 31, 2017	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(12,226)	(2,279,661)	(4,442,044)
Price index	Exposure subject to the variation of price index coupon rates	(368)	(38,791)	(74,890)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(1,567)	(79,720)	(157,768)
Foreign currency	Exposure subject to foreign exchange variation	(1,253)	(31,322)	(62,644)
Variable income	Exposure subject to the variation share prices	(16,150)	(403,762)	(807,524)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(2,684)	(150,051)	(294,541)
Other	Exposure not eligible in the previous definitions	(12)	(307)	(613)
Total not correlated		(34,260)	(2,983,614)	(5,840,024)
Total correlated		(25,050)	(2,567,670)	(5,015,679)
(1) Amounts net of tax effects.

190 Form 20-F – December 2017

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

Trading Portfolio	On December 31, 2017	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(359)	(61,497)	(120,385)
Price index	Exposure subject to the variation of price index coupon rates	(147)	(17,576)	(33,298)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(9)	(420)	(839)
Foreign currency	Exposure subject to foreign exchange variation	(1,629)	(40,736)	(81,473)
Variable income	Exposure subject to the variation share prices	(1,215)	(30,378)	(60,757)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(2,469)	(61,730)	(123,461)
Total not correlated		(5,828)	(212,337)	(420,213)
Total correlated		(3,448)	(131,662)	(259,684)
(1) Amounts net of tax effects.

Value at Risk ("VaR")

The Trading portfolio's risk is measured using the Delta-Normal VaR methodology with a 99.0% confidence level, and the time horizon applied includes the number of days required to undo the existing exposures. Additionally, for the measurement of all risk factors of the options portfolio, the historic simulation models and Delta-Gama-Vega are applied, whichever is the most conservative of the two, whereby this risk of options is added to the VaR of the portfolio.

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

In 2017 the daily results, both hypothetical and effective point of view, exceeded the respective VaR with a confidence level of 99.0% only once. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), any deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model,” that is, the volatility was significantly higher than expected and/or the correlations differed from those forecast by the model.

In 2017, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$100.6 million in the 2Q17 and R$5.5 million in the 3Q17, respectively. The tables below show the value at risk, according to the methodology of the VaR.

	2017 - R$ in thousands
	1st Quarter			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	17,223	8,364	27,106	13,168
Foreign exchange coupon	751	64	1,883	1,007
Foreign currency	1,871	17	6,203	977
Variable income	418	-	1,677	572
Sovereign risk	4,557	3,154	6,989	4,072
Other	2	1	4	2
Total VaR	20,552	11,145	29,972	15,261

191 Bradesco

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Form 20-F

	2017 - R$ in thousands
	2nd Quarter			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	36,091	13,060	94,515	22,758
Foreign exchange coupon	556	62	1,908	139
Foreign currency	1,399	129	7,743	245
Variable income	601	8	2,851	94
Sovereign risk	2,599	1,922	3,949	2,363
Other	1	-	2	2
Total VaR	39,043	15,301	100,640	25,133

	2017 - R$ in thousands
	3rd Quarter			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	16,688	4,493	25,965	19,883
Foreign exchange coupon	353	5	2,947	131
Foreign currency	809	157	2,052	1,640
Variable Income	385	60	1,975	270
Sovereign risk	1,739	702	3,082	2,388
Other	1	-	3	2
Total VaR	18,542	5,499	27,900	23,262

	2017 - R$ in thousands
	4th Quarter			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	15,648	10,636	34,044	11,233
Foreign exchange coupon	357	12	1,802	48
Foreign currency	2,058	358	4,920	2,925
Variable Income	311	118	871	289
Sovereign risk	1,214	455	2,325	826
Other	2	-	4	1
Total VaR	18,150	13,026	37,485	14,417

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2017:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Average
Up to R$20	43.1%	15.6%	56.9%	79.7%	48.8%
Over R$20 up to R$30	56.9%	45.3%	43.1%	17.2%	40.3%
Over R$30 up to R$40	0.0%	12.5%	0.0%	3.1%	4.3%
Over R$40 up to R$50	0.0%	3.1%	0.0%	0.0%	0.8%
Over R$50	0.0%	23.4%	0.0%	0.0%	5.8%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

192 Form 20-F – December 2017

12.C. Other Securities
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

From January 1 to December 31, 2017, we received from our depositary bank the amount of US$15.4 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

(a) Disclosure controls and procedures

As of December 31, 2017, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act of the
193 Bradesco

ITEM 16. [RESERVED]
Form 20-F

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

(b) Management's annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of the SEC. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting pratices.

Our Management made an assessment of the effectiveness of our internal control over consolidated financial reporting as of December 31, 2017 based upon the 2013 framework "Integrated Internal Control Structure" established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and has concluded that our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2017, has been audited by KPMG Auditores Independentes, a PCAOB – registered independent accounting firm, as stated in their report beginning on page F-3 of "Item 18. Financial Statements."

(c) Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB – registered independent accounting firm, dated April 30, 2018, on the effectiveness of the internal control over financial reporting as of December 31, 2017, see "Item 18. Financial Statements."

(d) Changes in internal control over financial reporting

Except for the implementation of certain new processes and internal controls related to the classification and measurement of financial instruments and impairment of loans and advances, in which includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) new requirements on hedge accounting, in order to estimate the impacts on shareholders' equity in relation to the adoption of IFRS 9 and prospective application, there have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Securities Exchange Act of 1934" of the SEC) that occurred during the fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16.B. Code of Ethics

We have adopted a Code of Ethics and Sectorial Codes of Ethics under the Securities Exchange Act of 1934, as amended. Our Codes of Ethics apply to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and persons performing similar functions, to our directors, officers and other executives, employees, business partners, suppliers and service providers. Our Codes of Ethical Conduct are available on our website at www.bradesco.com.br/ir. If we amend the provisions of our Codes of Ethical Conduct, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2017 and 2016:

194 Form 20-F – December 2017

16.D. Exemptions from the listing standards for Audit Committees
Form 20-F

Year ended December 31,	R$ in thousands
	2017	2016
Audit fees	40,604	38,504
Audit-related fees	775	2,008
Other fees	2,321	3,213
Total fees	43,700	43,725

The fees for the years 2017 and 2016 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS and BR GAAP, the annual financial statements of our investee companies, as well as the quarterly review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by the independent auditors for accounting attestation reports requested by our Management and the issue of comfort letters for placement of bonds abroad.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the "Earnings Reserve – Statutory Reserve" account. This program authorizes the acquisition of up to 15,000,000 nominative book-keeping shares, with no par value, whereby 7,500,000 are common shares and 7,500,000 are preferred shares; and it is effective from June 27, 2017 until June 26, 2018.

In 2017, any class of shares were acquired to be held in treasury.

195 Bradesco

16.F. Change in Registrant's Certifying Accountant
Form 20-F

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

Article	NYSE corporate governance rules for US issuers	Our corporate governance practices
303A.01	Independent directors must comprise a majority of the members of the Board of Directors of a listed company on NYSE.	Brazilian law provides that only individuals may be appointed to a company's Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors.
303A.03	Non‑management directors of a listed company must meet at regularly scheduled executive sessions without the Board of Executive Officers.

Among our Directors, two are members of the Board of Executive Officers Diretoria Executiva (Vice-Presidents). The directors have regularly scheduled executive sessions at least once a year in order to evaluate their performance.

303A.04	Listed companies must have a nomination/ corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.

We have an Executive Committee of Corporate Governance subordinate to the Diretoria Executiva, and the Succession Planning and Nomination Committee, which reports to the Board of Directors. Both committees are composed of members of our Management, and have a charter that addresses its minimum requirements.

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

196 Form 20-F – December 2017

16.G. Corporate Governance
Form 20-F

303A.06 303A.07

Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of five years, and is appointed by, and may be replaced by, the Board of Directors. We currently have three members on our Audit Committee, one of them is also our director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see "Item 6.C. Board Practices – Board Advisory Committees – Board Committees.”

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

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available in our website at www.bradesco.com.br/ri, in the corporate governance section.
303A.10	Listed companies must adopt and disclose a Code of Ethical Conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Ethical Conduct, which applies to our Senior Management, employees, business partners, suppliers and service providers, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of Senior Management or employees appointed or transferred by our member companies. We have an Ethical Conduct Committee, appointed by the Board of Directors, which is responsible for dissemination and fulfillment of the Codes of Ethical Conduct, as well as ensuring its effectiveness.

We will post any modifications or waivers to either Codes of Ethical Conduct on our website.

303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	Our CEO shall promptly notify the NYSE in writing, should any executive officer become aware of any non-compliance with any applicable provision of the NYSE corporate governance rules.

197 Bradesco

PART III
Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-2 through F-153.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1 - Our Amended and Restated Bylaws.

2.1 - Deposit Agreement, amended and restated, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on December 1, 2015 (File No. 333-208281)).

2.2 – Common share Deposit Agreement, amended and restated, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on December 1, 2015 (File No. 333-179623)).

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

198 Form 20-F – December 2017

ITEM 19. EXHIBITS
Form 20-F

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

198 Form 20-F – December 2017

SIGNATURES
Form 20-F

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Octavio de Lazari Junior
Octavio de Lazari Junior
Chief Executive Officer

/s/ André Rodrigues Cano
André Rodrigues Cano

Vice-President

Date: April 30, 2018.

200 Form 20-F – December 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Independent Auditors' Report	F-3 - F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Financial Position	F-7
Consolidated Statements of Changes in Equity	F-8 - F-9
Consolidated Statements of Cash Flows	F-10 - F-11
Notes to the Consolidated Financial Statements

1)	General information		F-12	28)	Property and equipment	F-121
2)	Significant accounting practices		F-12	29)	Intangible assets and goodwill	F-123
3)	Risk Management		F-40	30)	Other assets	F-124
	3.1.	Credit risk	F-42	31)	Deposits from banks	F-125
	3.2.	Market risk	F-55	32)	Deposits from customers	F-125
	3.3.	Liquidity risk	F-66	33)	Funds from securities issued	F-125
	3.4.	Fair value of financial assets and liabilities	F-76	34)	Subordinated debt	F-127
	3.5.	Capital management	F-82	35)	Insurance technical provisions and pension plans	F-128
	3.6.	Insurance risk/subscription risk	F-87	36)	Supplemental pension plans	F-136
4)	Estimates and judgments		F-93	37)	Provisions, contingent liabilities and contingent assets	F-138
5)	Operating segments		F-96	38)	Other liabilities	F-142
6)	Net interest income		F-100	39)	Equity	F-143
7)	Net fee and commission income		F-101	40)	Transactions with related parties	F-145
8)	Net gains/(losses) on financial instruments classified as held for trading		F-101	41)	Off-balance sheet commitments	F-147
9)	Net gains/(losses) on financial instruments classified as available for sale		F-101	42)	New standards and amendments and interpretations of existing standards	F-148
10)	Net gains/(losses) on foreign currency transactions		F-101	43)	Other information	F-151
11)	Net income from insurance and pension plans		F-102	44)	Subsequent events	F-153
12)	Impairment of loans and advances		F-102
13)	Personnel expenses		F-103
14)	Other administrative expenses		F-103
15)	Depreciation and amortization		F-103
16)	Other operating income/(expenses)		F-104
17)	Income tax and social contribution		F-104
18)	Earnings per share		F-107
19)	Cash and cash equivalents		F-108
20)	Financial assets and liabilities held for trading		F-108
21)	Financial assets available for sale		F-113
22)	Investments held to maturity		F-114
23)	Financial assets pledged as collateral		F-115
24)	Loans and advances to banks		F-115
25)	Loans and advances to customers		F-116
26)	Non-current assets held for sale		F-117
27)	Investments in associates and joint ventures		F-118

           F-2     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Banco Bradesco S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and subsidiaries as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Bradesco’s consolidated financial statements and an opinion on Bradesco’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bradesco in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Bradesco       F-3

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report

Definition and Limitations of Internal Control Over Financial Reporting

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

KPMG Auditores Independentes

We have served as the Company’s auditor since 2011.

Osasco, Brazil

April 30, 2018

           F-4     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2017	2016	2015
Interest and similar income		126,232,328	147,700,375	127,048,252
Interest and similar expenses		(75,589,415)	(91,037,386)	(71,412,210)
Net interest income	6	50,642,913	56,662,989	55,636,042
Fee and commission income		22,748,828	20,341,087	17,856,873
Fee and commission expenses		-	(36)	(36,203)
Net fee and commission income	7	22,748,828	20,341,051	17,820,670
Net gains/(losses) on financial instruments classified as held for trading	8	9,623,108	16,402,770	(8,252,055)
Net gains/(losses) on financial instruments classified as available for sale	9	570,358	(1,341,400)	(671,810)
Losses on investments held-to-maturity	22	(54,520)	-	-
Net gains/(losses) on foreign currency transactions	10	1,422,957	150,757	(3,523,095)
Net income from insurance and pension plans	11	6,239,990	4,155,763	5,497,505
Other operating income		17,801,893	19,367,890	(6,949,455)
Impairment of loans and advances	12	(16,860,835)	(15,350,278)	(14,721,152)
Personnel expenses	13	(20,723,265)	(17,003,783)	(14,058,047)
Other administrative expenses	14	(16,882,461)	(16,149,563)	(13,721,970)
Depreciation and amortization	15	(4,568,568)	(3,658,413)	(2,942,003)
Other operating income/(expenses)	16	(10,133,357)	(14,004,162)	(12,988,553)
Other operating expense		(69,168,486)	(66,166,199)	(58,431,725)
Income before income taxes and share of profit of associates and joint ventures		22,025,148	30,205,731	8,075,532
Share of profit of associates and joint ventures	27	1,718,411	1,699,725	1,528,051
Income before income taxes		23,743,559	31,905,456	9,603,583
Income tax and social contribution	17	(6,428,956)	(13,912,730)	8,634,322
Net income for the year		17,314,603	17,992,726	18,237,905

Attributable to shareholders:
Controlling shareholders		17,089,364	17,894,249	18,132,906
Non-controlling interest		225,239	98,477	104,999

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	18	2.67	2.80	2.84
– Earnings per preferred share	18	2.94	3.08	3.12

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco       F-5

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Net income for the year	17,314,603	17,992,726	18,237,905

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses) on financial assets available for sale	2,931,550	7,757,475	(4,754,469)
Realized gains/(losses) on financial assets available for sale	487,017	(1,459,372)	(923,433)
Tax effect	(1,231,202)	(2,587,076)	2,273,982

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations	23,010	(194,566)	118,485
Tax effect	5,992	87,555	(57,788)
Total adjustments not included in the net income	2,216,367	3,604,016	(3,343,223)
Total comprehensive income for the year	19,530,970	21,596,742	14,894,682

Attributable to shareholders:
Controlling shareholders	19,305,731	21,498,265	14,789,683
Non-controlling interest	225,239	98,477	104,999

The Notes are an integral part of the Consolidated Financial Statements.

           F-6     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	On December 31
		2017	2016
Assets
Cash and cash equivalents	19	81,742,951	72,554,651
Financial assets held for trading	20a	241,710,041	213,139,846
Financial assets available for sale	21	159,412,722	113,118,554
Investments held to maturity	22	39,006,118	43,002,028
Financial assets pledged as collateral	23	183,975,173	155,286,577
Loans and advances to banks, net of impairment	24	32,247,724	94,838,136
Loans and advances to customers, net of impairment	25	346,758,099	367,303,034
Non-current assets held for sale	26	1,520,973	1,578,966
Investments in associates and joint ventures	27	8,257,384	7,002,778
Premises and equipment	28	8,432,475	8,397,116
Intangible assets and goodwill, net of accumulated amortization	29	16,179,307	15,797,526
Taxes to be offset	17g	10,524,575	7,723,211
Deferred income tax assets	17c	43,731,911	45,116,863
Other assets	30	50,853,987	47,170,370
Total assets		1,224,353,440	1,192,029,656

Liabilities
Deposits from banks	31	285,957,468	301,662,682
Deposits from customers	32	262,008,445	232,747,929
Financial liabilities held for trading	20b	14,274,999	13,435,678
Funds from issuance of securities	33	135,174,090	151,101,938
Subordinated debt	34	50,179,401	52,611,064
Technical provisions for insurance and pension plans	35	239,089,590	215,840,000
Other reserves	37	18,490,727	18,292,409
Current income tax liabilities		2,416,345	2,130,286
Deferred income tax assets	17c	1,251,847	1,762,948
Other liabilities	38	97,816,824	96,965,515
Total liabilities		1,106,659,736	1,086,550,449

Shareholders’ equity	39
Capital		59,100,000	51,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		49,481,227	50,027,816
Additional paid-in capital		70,496	70,496
Other comprehensive income		1,817,659	(398,708)
Retained earnings		7,338,990	4,907,381
Equity attributable to controlling shareholders		117,403,831	105,302,444
Non-controlling interest		289,873	176,763
Total equity		117,693,704	105,479,207
Total liabilities		1,224,353,440	1,192,029,656

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco       F-7

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805
Net income	-	-	-	-	-	-	-	18,132,906	18,132,906	104,999	18,237,905
Financial assets available for sale	-	-	-	-	-	-	(3,403,920)	-	(3,403,920)	-	(3,403,920)
Foreign currency translation adjustment	-	-	-	-	-	-	60,697	-	60,697	-	60,697
Comprehensive income	-	-	-	-	-	-	-	-	14,789,683	104,999	14,894,682
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	28,446	28,446
Purchase of treasury shares	-	(133,033)	-	-	-	-	-	-	(133,033)	-	(133,033)
Capital increase of with reserves (2)	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	859,482	10,295,189	-	-	(11,154,671)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,034,964)	(6,034,964)	(132,174)	(6,167,138)
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762
Net income	-	-	-	-	-	-	-	17,894,249	17,894,249	98,477	17,992,726
Financial assets available for sale	-	-	-	-	-	-	3,711,027	-	3,711,027	-	3,711,027
Foreign currency translation adjustment	-	-	-	-	-	-	(107,011)	-	(107,011)	-	(107,011)
Comprehensive income	-	-	-	-	-	-	-	-	21,498,265	98,477	21,596,742
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	3,265	3,265
Purchase of treasury shares	-	(9,466)	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase of with reserves (3)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	754,179	7,353,617	-	-	(8,107,796)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)	(50,314)	(7,026,096)
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207

The Notes are an integral part of the Consolidated Financial Statements.

           F-8     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207
Net income	-	-	-	-	-	-	-	17,089,364	17,089,364	225,239	17,314,603
Financial assets available for sale	-	-	-	-	-	-	2,187,365	-	2,187,365	-	2,187,365
Foreign currency translation adjustment	-	-	-	-	-	-	29,002	-	29,002	-	29,002
Comprehensive income									19,305,731	225,239	19,530,970
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,099	2,099
Capital increase with reserves (4)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	732,888	6,720,523	-	-	(7,453,411)	-	-	-
Interest on shareholders’ equity	-	-	-	-	-	-	-	(7,204,344)	(7,204,344)	(114,228)	(7,318,572)
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704

(1)    In 2017, consists, basically of unrealized net gains/losses of marketable securities, classified as available for sale (Notes 21 and 23), whose accumulated effect net of taxes amounts to R$ (1,070,252) thousand (December 2016 – R$ 154,958 thousand);

(2)    At Special Shareholders’ Meeting held on March 10, 2015, the shareholders deliberated the increase of Capital stock by R$ 5,000,000 thousand, from R$ 38,100,000 thousand to R$ 43,100,000 thousand, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6.404/76, with bonus of 20% in shares, with issuance of 841,454,808 new registered shares, without par value, of which 420,727,426 are common and 420,727,382 are preferred shares. These shares are granted to the shareholders, free of charge, as bonus, at the proportion of two (2) new share to each ten (10) shares of the same type held by them, which benefits the shareholders enrolled in the records of Bradesco on March 26, 2015;

(3)    At Special Shareholders’ Meeting held on March 10, 2016, the shareholders approved the Board of Directors’ proposal to increase the capital by R$ 8,000,000 thousand, from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6.404/76, with issuance of 504,872,885 new registered shares, without par value, of which 252,436,456 are common and 252,436,429 are preferred shares, which will be granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date; and

(4)    At Special Shareholders’ Meeting held on March 10, 2017, the shareholders approved the Board of Directors’ proposal to increase the capital by R$ 8,000,000 thousand, from R$ 51,100,000 thousand to R$ 59,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6.404/76, with issuance of 555,360,173 new registered shares, without par value, of which 277,680,101 are common and 277,680,072 are preferred, which were granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco       F-9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2017	2016	2015
Operating activities
Income before income taxes	23,743,559	31,905,456	9,603,583
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	16,860,835	15,350,278	14,721,152
Changes in the technical provisions for insurance and pension plans	34,805,771	32,781,918	28,286,039
Net (gains)/losses from disposals of assets available for sale	(2,299,397)	(764,707)	247,288
Expenses with provisions and contingent liabilities	2,471,288	2,518,761	3,510,916
Deferred acquisition cost (insurance)	680,136	194,994	(95,110)
Impairment of assets	1,925,304	2,388,580	650,588
Depreciation	1,237,328	1,140,369	1,057,722
Amortization of intangible assets	3,331,240	2,516,777	1,884,281
Share of profit of associates and joint ventures	(1,718,411)	(1,699,725)	(1,528,051)
Losses on disposal of non-current assets held for sale	577,212	442,251	180,602
Net losses from disposal of property and equipment	106,722	24,791	96,630
(Gains) on sale of investments in associates	(270,977)	-	-
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(806,312)	5,617,747	(2,911,155)
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	(8,677,695)	11,651,121	(3,866,979)
(Increase)/decrease in loans and advances to banks	(2,493,535)	10,368,220	2,045,985
(Increase)/decrease in loans and advances to customers	(59,578,512)	(49,649,090)	(95,025,702)
(Increase)/decrease in financial assets held for trading	(23,089,236)	(40,248,319)	(80,159,223)
(Increase)/decrease in other assets	(23,384,107)	(8,296,942)	(32,926,622)
Increase/(decrease) in deposits from banks	3,955,797	33,269,744	40,729,421
Increase/(decrease) in deposits from customers	36,853,866	(6,707,994)	(3,463,924)
Increase/(decrease) in financial liabilities held for trading	839,321	(9,700,099)	16,030,156
Increase/(decrease) in technical provisions for insurance and pension plans	(11,556,181)	(2,042,897)	(3,904,319)
Increase/(decrease) in other provisions	(2,272,970)	(3,019,960)	(2,011,000)
Increase/(decrease) in other liabilities	19,117,355	10,312,756	29,295,296
Interest received	61,743,368	70,917,068	62,725,684
Interest paid	(27,254,361)	(45,140,018)	(38,823,738)
Income tax and social contribution paid	(8,575,438)	(9,771,075)	(7,419,802)
Other changes in taxes	(720,182)	(400,787)	(283,883)
Net cash provided by/(used in) operating activities	35,551,788	53,959,218	(61,354,165)

Investing activities
(Acquisitions)/disposal of subsidiaries, net of cash and cash equivalents paid/received	-	(7,188,659)	-
(Acquisitions) of financial assets available for sale	(114,186,612)	(108,296,179)	(61,153,632)
Proceeds from sale of financial assets available for sale	82,760,146	115,724,092	39,147,316
Maturity of investments held to maturity	4,219,351	-	269,063
(Acquisitions) of investments held to maturity	(204,557)	-	-
Disposal of non-current assets held for sale	796,869	629,768	742,732
(Acquisitions) of investments in associates	(83,172)	(376,434)	(971,672)
Dividends and interest on capital received	845,134	510,285	668,178
(Acquisition) of property and equipment	(1,897,645)	(2,779,321)	(2,181,549)
Sale of premises and equipment	445,347	486,303	205,094
(Acquisition) of intangible assets	(3,743,704)	(2,343,497)	(1,971,881)
Dividends received	83,341	117,972	251,623
Interest received	12,735,539	12,668,011	13,033,426
Net cash provided by/(used in) investing activities	(18,229,963)	9,152,341	(11,961,302)

Financing activities
Funds from securities issued	62,237,380	47,253,373	68,385,187
Payments on securities issued	(72,494,509)	(47,861,607)	(49,217,829)
Issuance of subordinated debts	6,594,610	3,787,207	11,304,318

           F-10     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2017	2016	2015
Payments on subordinated debts	(8,666,038)	(581,713)	(1,271,261)
Acquisition of treasury shares	-	(9,466)	(133,033)
Increase/(decrease) of non-controlling interest	2,099	3,265	28,446
Interest paid	(24,465,562)	(20,504,528)	(11,093,967)
Interest on equity and dividends paid	(6,512,102)	(5,611,350)	(5,007,596)
Net cash provided by/(used in) financing activities	(43,304,122)	(23,524,819)	12,994,265

(Decrease)/Increase in cash and cash equivalents	(25,982,297)	39,586,740	(60,321,202)

Cash and cash equivalents
At the beginning of the year	181,230,427	147,261,434	204,671,481
Effect of Changes in Exchange Rates in Cash and Cash equivalents	806,312	(5,617,747)	2,911,155
At the end of the year	156,054,442	181,230,427	147,261,434

(Decrease)/Increase in cash and cash equivalents	(25,982,297)	39,586,740	(60,321,202)

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,953,996	2,122,871	1,591,998
Dividends and interest on equity declared but not yet paid	4,295,314	4,482,718	3,622,958
Unrealized (gains)/losses on securities available for sale	(2,187,365)	(3,711,027)	3,403,920

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

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances , including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on March 07, 2018.

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

These consolidated financial statements have been prepared based on historical cost, except for the following material items in the balance sheet: available for sale measured at fair value, assets and liabilities held for trading measured at fair value and financial instruments designated at fair value through profit or loss, and defined-benefit liabilities that are recognized at the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains less the cost of past services not recognized.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and Impairment losses on loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

           F-12     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the impairment provision of loans and advances; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Recent Acquisitions

In August, 2015, Bradesco signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients, reinforcing its presence and competitiveness throughout the national territory.

In July 2016, there was a total division of the equity of HSBC Serviços, where portions of this  equity  were transferred to HSBC Bank and to Credival Participações, Administração e Assessoria Ltda. (Credival), that is a wholly owned subsidiary of  HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. Bradesco adds, from now on the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

Bradesco       F-13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized balance sheet for the acquisition with HSBC Bank and HSBC Serviços (HSBC Brasil) at the date of acquisition:

	R$ thousand
	Accounting	Adjustments	Fair Value (1)
Cash and cash equivalents	8,476,708	-	8,476,708
Desposits with the central banks	14,895,767	-	14,895,767
Loans and advances	69,364,585	(1,650,016)	67,714,569
Financial assets held for trading	20,881,824	-	20,881,824
Financial assets available for sale	23,745,717	-	23,745,717
Investments held to maturity	13,450	22,411	35,861
Property and equipment, net of accumulated depreciation	1,175,554	622,246	1,797,800
Intangible assets	558,015	3,993,743	4,551,758
Other assets	25,808,692	848,699	26,657,391
Deposits from banks	(7,808,801)	-	(7,808,801)
Deposits from customers	(56,766,587)	-	(56,766,587)
Financial liabilities held for trading	(3,790,048)	-	(3,790,048)
Funds from securities issued	(40,187,105)	(64,701)	(40,251,806)
Subordinated debt	(1,401,348)	-	(1,401,348)
Provisions	(3,429,291)	-	(3,429,291)
Other liabilities	(42,242,831)	-	(42,242,831)
Sub-total	9,294,301		13,066,683
Goodwill	-	4,221,787	4,221,787
Total amount of shareholders’ equity acquired	9,294,301		17,288,470

(1)  Based on an assessment made on July 01,2016, were identificable the fair values of the assets adquired and liabilities assumed in the acquisition.

The fair value of the consideration transferred was composed as follows:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Adjustment to the cost acquisition related to the fair value of the firm commitment (2)	1,623,103
Fair value of the consideration transferred	17,288,470

(1) Includes the IOF collection, and withholding Income Tax; and

(2) Includes the results from changes to the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement in the financial position hired with the objective of protecting the effects of exchange rate variation of the firm commitment, though the use of a hedging instrument derivative.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil, as follows:

           F-14     IFRS – International Financial Reporting Standards – 2017

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

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country	Shareholding interest
			December 31
			2017	2016
Banco Alvorada S.A.	Banking	Brazil	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00%	100.00%
Banco Boavista Interatlântico S.A. (1)	Banking	Brazil	-	100.00%
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	Luxembourg	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	Brazil	100.00%	100.00%
Banco Bradescard S.A.	Cards	Brazil	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	Brazil	99.85%	99.81%
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda. (2)	Consortium Management	Brazil	100.00%	100.00%
Bradseg Participações S.A.	Holding	Brazil	100.00%	100.00%
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	Brazil	100.00%	100.00%
Odontoprev S.A.	Dental care	Brazil	50.01%	50.01%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	Brazil	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	Brazil	100.00%	100.00%
Bradesco Saúde S.A.	Insurance / Health	Brazil	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	Brazil	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	Brazil	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00%	100.00%
Tempo Serviços Ltda.	Services	Brazil	100.00%	100.00%
União Participações Ltda.	Holding	Brazil	100.00%	100.00%
Banco Losango S.A.	Banking	Brazil	100.00%	100.00%
Kirton Administradora de Consórcios Ltda (2)	Consortium management	Brazil	-	100.00%
Kirton Bank Brasil S.A.	Banking	Brazil	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	Brazil	99.97%	99.97%
Kirton Capitalização S.A. (3)	Capitalization bonds	Brazil	100.00%	99.97%
Kirton Seguros S.A. (4) (5)	Insurance	Brazil	98.54%	98.08%
Kirton Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00%	100.00%
Kirton Participações e Investimentos Ltda (5)	Holding	Brazil	-	100.00%

Bradesco       F-15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1)    In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. with an increase in subscription for shares;

(2)    In May 2017, Kirton Administradora de Consórcios Ltda. was merged into Bradesco Administradora de Consórcios Ltda.;

(3)    Increase in interest, by means of acquisition of shares held by minority shareholders;

(4)    Increase in interest by means of subscription of shares in July 2017; and

(5)    Company merged into Kirton Seguros S.A., in July 2017.

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control over its activities until the date this control ceases.

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

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

           F-16     IFRS – International Financial Reporting Standards – 2017

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

iii.    Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

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

vi.    Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

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

           F-18     IFRS – International Financial Reporting Standards – 2017

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

-   Financial assets held for trading (non-derivatives)

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

Realized and unrealized gains and losses arising from changes in fair value of non derivative assets are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income on financial assets held for trading are included in “Net interest income”. For the treatment of derivative assets see Note 2(f)(iii).

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

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and, subsequently, are measured at fair value with gains and losses being recognized in the consolidated statement of other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income. See Note 2(f)(viii) for more details of the treatment of impairment losses.

           F-20     IFRS – International Financial Reporting Standards – 2017

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

-          Financial liabilities held for trading

Bradesco       F-21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of derivatives see Note 2(f)(iii).

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

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognised and the modified financial asset is recognised as a new financial asset and initially measured at fair value.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

           F-22     IFRS – International Financial Reporting Standards – 2017

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

(a)   Financial assets recognized at amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

All significant assets for which the assessment indicates that there is no specific impairment are assessed as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are assessed as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

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

Following impairment losses, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts

           F-24     IFRS – International Financial Reporting Standards – 2017

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

If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are recognized in other comprehensive income.

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

           F-26     IFRS – International Financial Reporting Standards – 2017

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

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if necessary.

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

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

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial lease.

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

i.        Finance Leases

Finance lease assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the lease receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

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

Revenue from lease is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

           F-28     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

k)     Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually at the same date to verify the existence of impairment.

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

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

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

Bradesco       F-29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

m)     Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent Liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and should only be disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. Contingent assets for which the expectation is the outcome will be favorable are only disclosed in the financial statements, when material.

n)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39 – Financial Instruments.

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

The Provision for Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be settled (PSL) at the base date of calculation. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 semesters for the branches of damages and the last 11 quarters for the extended guarantee business, in order to establish a future projection by period of occurrence of occurrence and also considers the estimate of claims

           F-30     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the regulation process. Until the base date of December 2016, only IBNR was constituted, without IBNER segregation. This change in methodology was made in January 2017 in the automobile portfolio in order to allow better allocation of capital among the loss provisions, and had no impact on the results of the Organization.

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

Other technical provisions (OPT) correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

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

The reserve for IBNR is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters, to establish a future projection per period of occurrence. A residual cause study is carried out to forecast the claims reported after 10 semesters of the date of occurrence. The change in the calculation methodology of IBNP, which considered 16 semesters of claims development, to reflect a higher level of precison in the estimate within the current portfolio of the Organization . The change generated a reduction of approximately R$ 180 million in the provision of IBNR, net of reinsurance.

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test. LAT is calculated using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions and improvement using a risk free forward interest rate structures which was approved by SUSEP to discount the future cash flows. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

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

iii. Health and Dental Insurance

The reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months for health insurance and 18 months for dental insurance, to establish a future projection per period of occurrence

The provision for unsettled claims (PSL) is based on claims received up to the reporting date, including judicial claims and related costs adjusted for inflation.

The mathematical reserve for unvested benefits (PMBAC) relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 4.5% annual discount rate (5.1% in 2016); the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance - "GBS Plan", and considering a discount rate of 4.5% per annum (5.1% in 2016).

The unearned premium or contribution reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The other provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 4.5% per year (5.1% in 2016).

iv. Operations with DPVAT Insurance

Revenues from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora Lider S.A. which acts as the “lead insurer” of the Consortium of Insurance DPVAT S.A. in proportion to the percentage of Bradesco’s stake in the

           F-32     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

consortium. It is the function of the lead insurer to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Normative Resolution nº 332/15. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

v.   Open pension plans and life insurance with survival coverage (VGBL product)

The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE).

The mathematical reserve for unvested benefits (PMBaC) is constituted to the participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes.

The mathematical reserve for unvested benefits (PMBaC) related to life insurance with survival coverage and unrestricted benefit pension plans (VGBL and PGBL), and defined contribution plans, includes the contributions, received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

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

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(n)(vi)). LAT is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest versions disclosed improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the passive adequacy test (LAT).

The Financial Surplus Provision (PEF) corresponds to the financial result, which exceeds the guaranteed minimum profitability of contracts with a financial surplus participation clause.

Bradesco       F-33

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for IBNR is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters (16 semesters in 2016) to establish a future projection by period of occurrence.

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

According to SUSEP Circular no 517/2015 and subsequent changes, the test was segmented between life insurance and pension products and property coverage, and liabilities related to DPVAT insurance were not included in the adequacy test.

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Administration.

The cash flows related to future premiums not recorded in the PPNG were only included in the projections when the result of the LAT without these values was negative.

The projected average loss ratio was 42% for individual and collective individuals, obtained from analysis based on triangles for the development of Company claims generated with information from January 2007.

The calculation of LAT made for the base date December 2017, considered the update of the assumption of Rate of Conversion into Income (TCR) of PGBL and VGBL pension plans.

The result of the liability adequacy test for life insurance was fully recognized in the income statement, as set out in SUSEP Circular No. 517/15 (note 35a).

•     Property Coverage

The expected present value of cash flows relating to claims incurred - primarily claims costs and salvage recoveries - was compared to the technical provisions for claims incurred - PSL and IBNR.

           F-34     IFRS – International Financial Reporting Standards – 2017

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

The projected average loss ratio was 15.19% for the Extended Guarantee segment and 50.21% for the elementary lines, which were strongly influenced by the estimate of the future premium of the housing insurance portfolio, which is characterized by low loss ratio and long terms , since it accompanies the period of financing of the property.

The average reinsurance projected in the study, calculated on the basis of reported claims was 2.05%.

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

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency to reinsure risks all other reinsurance operations must be with national missing If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

q)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of twelve months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a twenty-four month period and life assurance expenses are appropriated in the twelve-month period.

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

s)      Employee benefits

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

In addition to the PGBL previously presented, the participants transferred from the defined benefit plan are assured a deferred proportional benefit until the date of migration. For participants in the defined benefit plan, whether or not transferred to the PGBL, retired participants and pensioners, the present value of the actuarial liabilities of the plan is fully covered by guarantee assets applied in the FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and deducted by the fair value of any plan assets. The discount rate is the yield at the reporting date on “AA” credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable twelve months or more after the reporting date are discounted to their present value.

           F-36     IFRS – International Financial Reporting Standards – 2017

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

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR) +0.5% of interest, even  if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

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

w)     Net insurance income

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

The health insurance premiums are recorded in the premium account (result) or unearned premium or contribution reserve (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A., respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of reinsurance premiums granted under proportional contracts is carried out in a manner consistent with the related insurance premium, while the deferral of premiums for non-proportional reinsurance contracts is carried out according to the period of validity of the respective reinsurance contracts.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of twenty-four months in health insurance operations and by the term of twelve months in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

x)      Income tax and social contribution

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

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

           F-38     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law no13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

By virtue of the amendment of the rate, the Organization Bradesco constituted, in September 2015, a supplement to the deferred tax asset of social contribution, considering the annual expectations of realization and the respective rates in force in each period, according to the technical study conducted.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax assets are amounts of taxes to be recovered through restitution or offset with taxes due from excess of taxes paid in relation to the current and / or previous period.

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

y)       Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Directors and Deputy Directors. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

z)      Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

(i)           Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

(ii)           Earnings per share

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

(iii)           Dividends payable

Dividends on shares are paid and provisioned during the year. In the Meeting of Shareholders are destined at least the equivalent of 30% of the annual net income, in accordance with the the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

(iv)           Capital transactions

           F-40     IFRS – International Financial Reporting Standards – 2017

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

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee (COGIRAC), whose duty is to advise the Board of Directors in performing its duties in risk management,  capital and control.

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

To comply with Resolution 4.557/17 of the National Monetary Council (CMN), the Risk Committee was implemented in order to also assist the Board of Directors in the performance of its assignments related to risk and capital management, and the position of Chief Risk Officer (CRO) was formalized, which, among other responsibilities, exercises the supervision of the development, implementation and performance of the risk management structure, including its improvement, on independent basis and reporting to the Risk Committee, CEO and Board of Directors.

The Integrated Risk Control Department (DCIR), whose mission is to promote and to implementing risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Brazilian Central Bank rules for risk management activities.

Risk appetite

The risk appetite refers to the types and levels of risks that the Organization is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Organization, and guides the strategic and business plans, driving the budget planning and allowing Senior Management to optimize the allocation of capital at acceptable risk levels and types.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

Bradesco       F-41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Risk Appetite Statement is reviewed on annual basis, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions :

•        Solvency : to maintain a proper capital level, even on prospective basis, to cover unexpected losses, situations of stress and business opportunities, in compliance with regulatory requirements, thus ensuring the soundness of the Organization;

•        Profitability: to remunerate its capital on sustainable basis, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business;

•        Liquidity: to maintain diversified and low cost sources of funding through interconnected network and dynamic and proper segmentation to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios;

•        Loan: to focus on domestic public, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted and maintaining proper levels of provisions and concentrations;

•        Market: to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude; and

•        Operational: to mitigate operating risks related to frauds, corruption, intentional violations of legislative or regulatory requirements, as well as to mitigate human or procedural errors in the performance of supporting and business activities.

More detailed information about the Risk Appetite Statement is available in the Risk Management Report - Pillar 3 published at http://www.bradescori.com.br.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of adverse events and circumstances on capital, on liquidity or on the value of a portfolio of the Organization.

The Board of Executive Officers and Board of Directors are responsible for the approval of the program, guidelines to be followed and for the approval of the scenarios and results of stress tests.

Stress tests are used as tool for the management of risks, in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy, and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified as inconsistent with the risk appetite of the Organization.

           F-42     IFRS – International Financial Reporting Standards – 2017

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

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly loans and advances, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

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

The methodology used also follows the requirements established by (CMN) Resolution 4,327/14 and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of the Organization’s economic groups/customers uses an eighteen-level scale, in which fourteen levels represent performing loan operations, ensuring greater compliance with the requirements of the Basel Capital Accord.

Risk ratings for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out in a corporate manner and periodically monitored in order to preserve the quality of the credit portfolio.

For individuals, in general, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

           F-44     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1
2	AA2
3	AA3
4	A1
5	A2	Low risk
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	C4	Medium risk
14	D
15	E
16	F	High risk
17	G
18	H
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

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up done in the credit risk area of the DCIR. The Department advises the Executive Committee on Credit Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this committee are reported to the COGIRAC, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, deliquency, credit recoveries, gross and net losses, limits and concentrations of portfolios, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, being reviewed at least once a year.

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

           F-46     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments.

	R$ thousand
	On December 31
	2017	2016
Cash and balances with banks	81,742,951	72,554,651
Derivative financial instruments	13,866,885	16,755,442
Loans and advances to banks	32,253,205	94,845,534
Loans and advances to customers	373,813,665	392,083,873
Other financial assets	599,199,362	497,974,002
Total items recorded in the balance sheet (1)	1,100,876,068	1,074,213,502
Total items not recorded in the balance sheet (Note 41)	283,089,393	316,298,033
Total risk exposure	1,383,965,461	1,390,511,535

(1)    Collaterals are mainly represented by: securities, properties, financial investments, sureties and guarantees.

The Organization's maximum credit risk exposure was R$ 1,383,965,461  thousand in 2017, which was an reduction of 0.5% compared to 2016.

Of this exposure, R$ 81,742,951 thousand, or 5.9% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Operations classified as “Other financial assets” item totaling R$ 599,199,362 thousand (43.3% of the total exposure), have a low credit risks as it primarily consists of Brazilian government bonds which, are recorded at their market value, represented by “Financial assets held for trading” R$ 241,710,041 thousand (2016 – R$ 213,139,846  thousand), “Financial assets available for sale” R$ 159,412,722 thousand (2016 – R$ 113,118,554 thousand) and “Investments held to maturity” recognized as amortized cost in the amount of R$ 39,006,118 thousand (2016 – R$ 43,002,028 thousand).

In 2017, items not recorded in the consolidated statement of financial position (recorded in off-balance sheet accounts) amounted to R$ 283,089,393 thousand (2016 - R$ 316,298,033 thousand), reaching a level of 20.5% (2016 – 22.6%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 419,933,755 thousand, representing 30.3% of the total exposure, including derivatives of R$ 13,866,885 thousand, loans and advances to banks of R$ 32,253,205 thousand and loans and advances to clients of R$ 373,813,665 thousand.

Derivative Financial Instruments

	R$ thousand
	On December 31
	2017	2016
Traded in the stock exchange	88,120	1,068,418
OTC contract	13,778,765	15,687,024
Total	13,866,885	16,755,442

In relation to derivatives, 99.4% of the total, refers basically to over-the-counter contracts, stock exchange depositories. Of the total of the Derivative financial instruments, 93.0% is assessed to have "low credit risk" by the Organization's internal procedures.

Bradesco       F-47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	On December 31
	2017	2016
Low risk	32,253,205	94,845,534
Medium risk	-	-
High risk	-	-
Total	32,253,205	94,845,534

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating C4 - D; and High risk: Ratings E – H.

None of the loans and advances to banks are classified as past-due or impaired. In addition, the portfolio has no debt-restructuring history.

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

	R$ thousand
	On December 31
	2017	2016
Neither past due nor impaired (i)	321,595,918	337,337,152
Past due but not impaired (ii)	10,684,314	12,612,906
Impaired (iii)	41,533,433	42,133,815
Total loans and advances to customers	373,813,665	392,083,873
Impairment of loans and advances	(27,055,566)	(24,780,839)
Net amount	346,758,099	367,303,034

The portfolio of loans and advances to customers presented a reduction of 4.7% from 2017 to December 2016.

           F-48     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	On December 31
	2017	2016
Low risk	309,535,667	325,170,838
Medium risk	9,895,319	10,269,218
High risk	2,164,932	1,897,096
Total	321,595,918	337,337,152

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 321,595,918 thousand in 2017.

Of the total transactions, 96.2% were classified as low risk.

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

	R$ thousand
	On December 31
	2017	2016
Past due up to 60 days	8,177,461	9,737,697
Past due between 61 and 90 days	2,302,186	2,608,305
Past due for more than 90 days	204,667	266,904
Total	10,684,314	12,612,906

The above table shows loans and advances, which despite being past due, do not provide indications of possible impairment. This amount represented 2.9% of the portfolio in 2017 (2016 – 3.2%).

Bradesco       F-49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)     Loans and advances to customers impaired

	R$ thousand
	On December 31
	2017	2016
Portfolio not yet due	20,342,024	17,567,703
Past due up to 60 days	2,915,081	4,067,322
Past due between 61 and 90 days	1,279,795	1,284,035
Past due for more than 90 days	16,996,533	19,214,755
Total	41,533,433	42,133,815

Loans and advances to customers impaired reached R$ 41,533,433 thousand and accounted for 11.1% of the total portfolio in 2017 (2016 - 10.7%).

By type of loan category

The following table presents the loans and advances impaired by category:

	R$ thousand
	On December 31
	2017	2016
Credit card	6,158,265	5,962,131
Working capital	6,052,758	5,940,498
Personal credit	4,632,789	4,951,949
Housing loans	4,071,447	2,553,802
Financing and export	2,770,221	2,456,658
Vehicles – CDC (Direct consumer credit)	1,333,748	1,651,852
Rural loans	982,699	946,282
Onlending BNDES/Finame	780,985	1,052,671
Overdraft for individuals	638,506	882,992
Acquisition of assets	295,944	459,574
Overdraft for corporates	256,271	406,296
Other	13,559,800	14,869,110
Total	41,533,433	42,133,815

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

           F-50     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2017	2016
Opening balance	17,501,423	12,728,723
Additional renegotiated amounts, including interest	16,185,863	18,777,814
Payments received	(10,108,040)	(8,997,802)
Write-offs	(6,395,377)	(5,007,312)
Closing balance	17,183,869	17,501,423
Impairment of loans and advances	(10,853,777)	(10,346,397)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	6,330,092	7,155,026

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	63.2%	59.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.6%	4.5%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.8%	1.9%

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

Concentration of credit risk in loans and advances

	On December 31
	2017	2016
Largest borrower	2.5%	2.3%
10 largest borrowers	8.2%	8.5%
20 largest borrowers	12.2%	12.6%
50 largest borrowers	17.8%	18.5%
100 largest borrowers	22.2%	23.0%

Bradesco       F-51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	On December 31 - R$ thousand
	2017	%	2016	%
Public sector	9,676,927	2.6	8,813,581	2.2
Oil, derivatives and aggregate activities	9,410,382	2.5	8,813,581	2.2
Production and distribution of electricity	1,322	-	-	-
Other industries	265,223	0.1	-	-
Private sector	364,136,738	97.4	383,270,292	97.8
Companies	190,148,345	50.9	212,344,421	54.2
Real estate and construction activities	29,383,442	7.9	33,888,418	8.6
Retail	23,935,638	6.4	25,346,471	6.5
Services	17,996,533	4.8	18,172,147	4.6
Transportation and concession	14,190,284	3.8	17,044,780	4.3
Automotive	10,014,454	2.7	13,148,526	3.4
Food products	8,866,028	2.4	10,870,635	2.8
Wholesale	9,045,916	2.4	10,704,646	2.7
Production and distribution of electricity	7,360,804	2.0	8,255,265	2.1
Siderurgy and metallurgy	7,001,290	1.9	7,800,237	2.0
Sugar and alcohol	7,042,811	1.9	7,514,693	1.9
Other industries	55,311,145	14.8	59,598,603	15.2
Individuals	173,988,393	46.5	170,925,871	43.6
Total portfolio	373,813,665	100.0	392,083,873	100.0
Impairment of loans and advances	(27,055,566)		(24,780,839)
Total of net loans and advances to customers	346,758,099		367,303,034

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

           F-52     IFRS – International Financial Reporting Standards – 2017

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

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Loans and advances to banks  are normally written off when they are overdue for 180 to 360 days. Loans and advances to banks with remaining maturities of at least 36 months are normally written off when they are overdue for 360 to 540 days.

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collaterals include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one of the counterparties buys protection against a credit risk of a particular financial instrument and its risk is transferred to the counterparty that sells the protection. Normally, it receives a remuneration over the life of the operation. In the event of default by the borrower, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the selling counterparty receives the underlying asset in exchange for said payment.

On December 31, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$ 468,214 thousand (R$ 114,069 thousand in 2016) and “bonds of the Brazilian public debt” in the amount of R$ 116,773 thousand (R$ 668,115 thousand in 2016) and in 2016 the risk transferred in credit swaps whose underlying assets are “securities the Brazilian public debt” was R$ (16,296) thousand, amounting to a total net credit risk value of negative R$ 584,987 thousand (R$ 765,888 thousand in 2016), with an effect on the calculation of required shareholders’ equity of negative R$ 49,162 thousand (R$ 11,977 thousand in 2016). The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ 195 thousand (R$ (1,067) thousand in 2016). There were no credit events, as defined in the agreements, during the period.

Bradesco       F-53

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

            Offsetting of financial assets and liabilities

In accordance with IFRS 7, Bradesco must present the amounts related to financial instruments subject to master clearing agreements or similar agreements. In accordance with IAS 32, a financial asset and a financial liability are offset and their net value presented in the Consolidated Balance Sheet when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to compensation.

	R$ thousand
	On December 31, 2017
	Amount of financial assets, gross	Related amount offset in the Balance Sheet	Net amount
Interbank investments	123,691,195	-	123,691,195
Derivative financial instruments	13,866,885	-	13,866,885

	R$ thousand
	On December 31, 2017
	Amount of financial liabilities, gross	Related amount offset in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	233,467,544	-	233,467,544
Derivative financial instruments	14,274,999	-	14,274,999

	R$ thousand
	On December 31, 2016
	Amount of financial assets, gross	Related amount not cleared in the Balance Sheet	Net amount
Interbank investments	84,728,590	-	84,728,590
Derivative financial instruments	16,755,442	-	16,755,442

           F-54     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
	Amount of financial liabilities, gross	Related amount not cleared in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	241,978,931	-	241,978,931
Derivative financial instruments	13,435,678	-	13,435,678

On December 31, 2017 and 2016, Bradesco does not have financial instruments in its balance sheet as a result of failing to meet the IAS 32 compensation criteria, or because it has no intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial instruments, such as its asset and liability transactions that may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits independently monitored on a timely basis.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business areas to the Board of Directors.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution no 4,557/17, of (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process, is also revised at least once a year by the Committees and approved the Board itself.

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

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

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

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in which the Organization portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gama-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio of Prudential Conglomerate (includes, in its consolidation basis, entities located in the country and abroad, financial institutions, similar to financial institutions over which the institution has direct or indirect control, in addition to investment funds pursuant to Resolution No. 4,280/13 of CMN) are determined on a credit risk basis, as per Central Bank of Brazil resolution, ie, are not included in the market risk calculation.

           F-56     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the Economic Value of Equity (EVE) methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

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

To measure the Banking Portfolio interest rate risk, the premise of prepayment of loan is not used. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. After all the deductions related to demand and savings deposits, for example, the required compulsory deposits held at Brazilian Central Bank, the remaining balance (free funds) is allocated in accordance with the maturity flows of fixed-rate lending operations, and in the case of savings, the risk factor considered for its mapping is the TR coupon.

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

The following principles for the mark-to-market process are adopted by the Organization:

Bradesco       F-57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•           Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, the Organization uses its best efforts to estimate the market value of the financial instruments;

•           Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•           Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•           Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•           Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas - AVIM and by Regulatory Agencies.

In December 2014, the (CMN) published Resolution 4,389/14, which amended Resolution 4,277/13. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at market value and guidelines for the application of prudential adjustments for such instruments. The organization aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Independent Risk Model Validation

The Organization uses models to manage and measure risks and capital, which are developed based on specialist knowledge or on statistical, economic, financial or mathematical theories, which support and facilitate the structuring of critical issues and enable standardization and fast decision-making.

To identify, mitigate and control the risks independent of the use of the models in the decision-making process, there is the AVIM, whose main purpose is to evaluate if the models work according to the intended objectives, as well as if their results are suitable for the uses for which they are intended.

Independent Validation of Models adopts a methodology that encompasses quantitative and qualitative dimensions, evaluating the adequacy of processes, governance, the construction of models and their premises, the use and monitoring of models:

Qualitative

•         Scope of the model: scope or coverage of the model, which includes its goal, the type of risk addressed, companies exposed to this type of risk, portfolios, products, segments, channels, and etc;

•         Application of the Model: aspects of the use of the model, which includes the definition of model, the reasonability in the use of the model's factors, the flow and the timeliness of the information for the decision-making process; and

•         Technological Environment and Data Consistency: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also includes data consistency, taking into consideration the functionalities of version and access controls, backup, traceability, changes in parameters, data quality, system contingency and automated controls.

Quantitative

•         Measurement System: challenge to the risk measurement procedures, both base and stress, including the definition, implementation and internal validation of the method, which consists of methodology, assumptions, parameters, calculation routine, input data and results; and

           F-58     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•         Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for executing the independent validation process, that includes the analysis and the assessment of models, it’s from AVIM, which uses structures that are already implemented and settled in the Organization to avoid overlapping tasks. Its results are reported to the managers and to the Committee of Integrated Risk Management and Capital Allocation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

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

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Organization created specific rules that were approved by the competent Committees.

The hedge transactions executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

Bradesco       F-59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       control and classify the transactions,  respecting the exposure and risk limits in effect;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of their effectiveness, as well as their accounting implications.

Cash flow Hedge

On December 31, 2017, Bradesco maintained the following cash flow hedges: (i) with the objective of protecting the cash flow of interest income from securities investments, related to the risk of DI interest rates, using DI Futures contracts at B3, amounting to R$16,030,487 thousand (2016 - R$21,502,218 thousand), to hedge DI securities, amounting to R$14,708,544 thousand (2016 - R$21,476,571 thousand), with the maturity between 2018 and 2019, making the cash flows fixed. The adjustment to the market, registered in the shareholders' equity, of R$40,060 thousand (2016 - R$43,190 thousand), net of tax effects was R$ 24,036 thousand (2016 - R$25,914 thousand); (ii) with the objective of protecting cash flow from interest payments on capitalizations, referring to the risk of DI interest rates by using DI Futuro contracts in B3, totaling R$6,769,979 thousand, with the object of hedge as funds referenced to the DI, amounting to R$6,671,048 thousand in terms of maturities between 2018 and 2020, making the cash flows fixed. The adjustment to market, recorded in shareholders' equity, of R$(84,044) thousand, net of tax effects was R$(50,426) thousand; and (iii)aiming at hedging the exchange variation on future cash flows, whose functional currency is other than Reais, using Forward contracts, in the amount of R$1,110,888 thousand, with the purpose of hedging the investment abroad denominated in MXN (Mexican Peso), in the amount of R$582,567 thousand. The mark-to-market adjustment these operations, recorded in shareholders' equity was R$ (59,739) thousand, net of tax effects was R$(35,843) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

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

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair value)

Risk factors	R$ thousand
	On December 31
	2017		2016
	Assets	Liabilities	Assets	Liabilities
Fixed rates	11,614,849	6,184,099	33,026,609	13,806,553
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	1,053,893	532,957	330,819	404,612
Exchange coupon	1,808,598	1,658,084	997,507	878,284
Foreign Currency	1,808,598	2,103,715	1,005,349	1,024,526
Equities	461,957	468,911	-	-
Sovereign/Eurobonds and Treasuries	560,619	360,252	2,301,628	906,361
Other	257,537	98,517	218,421	-
Total	17,566,051	11,406,535	37,880,333	17,020,336

           F-60     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model –Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects in end of 2017 was R$ 14,417 thousand, with the interest rate risk as the largest participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2017	2016
Fixed rates	8,956	20,704
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	2,751	416
Exchange coupon	48	64
Foreign Currency	2,925	224
Sovereign/Eurobonds and Treasuries	826	3,230
Equities	289	-
Other	1	2
Correlation/diversification effect	(1,379)	(1,892)
VaR at the end of the year	14,417	22,748

Average VaR in the year	24,024	19,910
Minimum VaR in the year	5,499	9,408
Maximum VaR in the year	100,640	36,726

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gama–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative. In this model, risk value is extrapolated to the regulatory horizon(1) (at least ten days) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2017		2016
	VaR	Stressed	VaR	Stressed
Interest rate	37,659	48,400	70,231	149,043
Exchange rate	7,715	17,300	12,966	27,713
Commodity price (Commodities)	1,110	200	12	29
Equities	2,065	7,400	-	-
Correlation/diversification effect	36,429	240	(1,872)	(8,296)
VaR at the end of the year	84,978	73,540	81,337	168,489

Average VaR in the year	87,358	107,059	70,249	179,169
Minimum VaR in the year	24,945	26,803	38,810	83,230
Maximum VaR in the year	369,342	236,895	131,105	247,814

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Brazilian Central Bank Circular Letters no 3,646/13 and 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

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

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR only once, with a confidence level of 99%.

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$ 168,751 thousand in 2017 (2016 – R$ 198,274 thousand), and the maximum estimated loss in the year of 2017 would be R$ 387,884 thousand (2016 – R$ 371,395 thousand).

	R$ thousand
	On December 31
	2017	2016
At the end of the year	103,949	338,004
Average in the year	168,751	198,274
Minimum in the year	53,426	87,152
Maximum in the year	387,884	371,395

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

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

(2) Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

           F-62     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Scenario 1:   Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1 base point for interest rates and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.17 was used, while for a 1-year fixed interest rate of 6.90%, a scenario of 6.91%  was applied;

Scenario 2:  25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.93 was used, while for a 1-year fixed interest rate of 6.90%, a 8.62% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.14 a scenario of R$ 4.72 was used, while for a 1-year fixed interest rate of 6.90%, a 10.35% scenario was applied; The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Bradesco       F-63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate	Exposure subject to variations in fixed interest rates and interest rate coupons	(359)	(61,497)	(120,385)	(1,074)	(293,350)	(568,367)
Price indexes	Exposure subject to variations in price index coupon rates	(147)	(17,576)	(33,298)	(26)	(3,723)	(7,174)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(9)	(420)	(839)	(2)	(224)	(437)
Foreign currency	Exposure subject to exchange rate variations	(1,629)	(40,736)	(81,473)	(106)	(2,649)	(5,297)
Equities	Exposure subject to variation in stock prices	(1,215)	(30,378)	(60,757)	-	-	-
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,469)	(61,730)	(123,461)	(1,464)	(11,649)	(24,751)
Other	Exposure not classified in other definitions	-	-	-	-	(19)	(39)
Total excluding correlation of risk factors		(5,828)	(212,337)	(420,213)	(2,672)	(311,614)	(606,065)
Total including correlation of risk factors		(3,448)	(131,662)	(259,684)	(2,058)	(295,900)	(574,058)

(1)      Values net of taxes.

           F-64     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolio.

Sensitivity Analysis – Trading and Banking Portfolio

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,579)	(2,339,939)	(4,560,181)	(8,994)	(2,466,388)	(4,786,687)
Price indexes	Exposure subject to variations in price index coupon rates	(512)	(56,130)	(107,716)	(9,255)	(1,224,208)	(2,264,187)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,575)	(80,110)	(158,548)	(455)	(49,446)	(93,726)
Foreign currency	Exposure subject to exchange rate variations	(600)	(15,004)	(30,008)	(867)	(21,663)	(43,327)
Equities	Exposure subject to variation in stock prices	(16,289)	(407,237)	(814,475)	(14,817)	(370,420)	(740,841)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(4,978)	(205,764)	(406,054)	(1,786)	(15,940)	(32,801)
Other	Exposure not classified in other definitions	(12)	(307)	(613)	(1)	(28)	(55)
Total excluding correlation of risk factors		(36,545)	(3,104,491)	(6,077,595)	(36,175)	(4,148,093)	(7,961,624)
Total including correlation of risk factors		(26,956)	(2,678,101)	(5,232,466)	(26,893)	(3,691,157)	(7,090,253)

(1)    Values net of taxes.

Bradesco       F-65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.3.  Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the liquidity level according to the risk appetite defined by the board, as well as the contingency plan and recovery for possible stress situations.

The Organization has a Liquidity Risk Management Policy approved by the Board of Directors, which has as one of its objectives to ensure the existence of norms, criteria and procedures for the correct monitoring of this type of risk, as well as the existence of a strategy and of action plans for liquidity crisis situations. The policy and controls established fully comply with the provisions of CMN Resolution 4,557/17.

Control and Monitoring

Liquidity risk management is carried out by the Treasury Department, based on the positions available, by independent area. The DCIR is responsible for the measurement methodology, control of the limits established by type of currency and company (including non-financial), review of policies, standards, criteria and procedures and studies for new recommendations.

Liquidity risk is monitored daily by the business and control areas and at the meetings of the Treasury Asset and Liability Management Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Since October, 2017, the Organization adopted as its main metric also for internal management, Short-Term Liquidity indicator (LCR), as provided by CMN Resolution 4,401/15 of CBB Circular Letter 3,749/16.

LCR - Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow, calculated based on a generic stress scenario. The formula below shows the main components of the indicator:

           F-66     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

LCR =	HQLA			≥ % Required
	Cash Outflows	-	Cash Inflows*
*Limited to 75% of outflows

In accordance with the LCR implantation schedule, the level of the ratio between HQLA and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Brazilian Central Bank to capture idiosyncratic and market shocks, considering the period of thirty days. The items below show some of the shocks included in the methodology:

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

Bradesco       F-67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate:

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
		On December 31 (1)		On December 31 (2)
		2017		2016
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		125,596,242		146,652,484
Number of Line	Cash Outlows
2	Retail funding:	210,005,411	17,749,477	227,352,566	16,702,571
3	Stable funding	135,661,528	6,783,076	140,847,861	4,225,436
4	Less stable funding	74,343,883	10,966,401	86,504,705	12,477,135
5	Non-collateralized wholesale funding:	112,474,083	50,716,519	102,652,197	49,853,687
6	Operating deposits (all counterparties) and affiliated cooperative deposits	8,152,936	407,647	6,226,398	192,711
7	Non-operating deposits (all counterparties)	103,275,838	49,263,563	95,809,211	49,044,388
8	Other non-collateralized wholesale funding	1,045,309	1,045,309	616,588	616,588
9	Collateralized wholesale funding	-	6,656,909	-	5,808,725
10	Additional requirements:	97,751,894	13,746,422	99,952,624	15,328,908
11	Related to exposure to derivatives and other collateral requirements	15,192,265	7,089,564	16,283,688	9,017,294
12	Related to funding losses through the issue of debt instruments	345,574	345,574	33,682	6,332
13	Related to lines of credit and liquidity	82,214,055	6,311,284	83,635,254	6,305,282
14	Other contractual obligations	30,492,461	28,811,462	29,749,147	29,749,147
15	Other contingent obligations	131,133,680	5,160,312	156,190,246	5,581,011
16	Total cash outflows	-	122,841,100	-	123,024,048
Number of Line	Cash Inflows
17	Collateralized loans	161,500,640	-	189,610,077	937,935
18	Outstanding loans whose payments are fully up-to-date	32,424,050	21,009,387	37,529,539	24,090,950
19	Other cash inflows	24,624,328	21,429,233	21,079,562	17,347,511
20	Total cash inflows	218,549,018	42,438,620	248,219,178	42,376,396
			Total Adjusted Amount (5)		Total Adjusted Amount (5)
21	Total HQLA		125,596,242		146,652,484
22	Total net cash outflow		80,402,480		80,647,652
23	LCR (%) (5)		156.2%		181.8%

1)     Calculated based on the simple daily average of the months that compose the quarter (61 observations);

2)     Calculated based on the simple average of the closing of the months that compose the quarter (3 observations);

3)     Corresponds to the total balance related to the item of cash inflows or outflows;

4)     Corresponds to the value after application of the weighting factors; and

5)     Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Brazilian Central Bank, mainly of federal government securities. These net assets resulted in R$125,596,242 thousand, the average of the year of 2017.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 54.0% are redemptions and non-renewals retail and wholesale funding without collateral (unsecured), as shown on the lines 2 and 5 of the table.

Another relevant group refers to the item "Other contractual obligations" (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to R$ 42,438,620 thousand in the average of the year, stand out the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

           F-68     IFRS – International Financial Reporting Standards – 2017

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

•       Elaboration of complementary reports where the concentrations of funding by type of product, term and counterparty are presented; and

•       Weekly reports to the Board of Executive Officers, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the lower the liquidity ratios, the higher the number and echelon of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2017
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	197,275,471	17,199,209	47,240,285	25,251,295	6,593,477	293,559,737
Deposits from customers	141,846,015	7,519,939	16,476,264	106,861,185	117,268	272,820,671
Funds from issuance of securities	3,346,915	13,222,173	69,548,689	77,143,455	1,503,901	164,765,133
Subordinated debt	896,349	3,705,136	6,942,643	27,064,409	33,166,577	71,775,114
Other financial liabilities (1)	43,606,124	8,785,744	2,290,146	3,711,492	4,046,006	62,439,512
Total liabilities	386,970,874	50,432,201	142,498,027	240,031,836	45,427,229	865,360,167

Bradesco       F-69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	166,104,038	18,369,626	67,893,343	57,316,125	6,602,647	316,285,779
Deposits from customers	137,186,325	9,655,017	16,460,997	87,377,222	103,507	250,783,068
Funds from issuance of securities	10,239,074	11,971,886	78,896,618	91,190,406	1,850,999	194,148,983
Subordinated debt	439,974	2,268,618	11,958,373	24,756,298	32,110,903	71,534,166
Other financial liabilities (1)	41,547,649	9,025,726	2,516,140	3,837,647	4,663,580	61,590,742
Total liabilities	355,517,060	51,290,873	177,725,471	264,477,698	45,331,636	894,342,738

 (1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted contractual cash flows of the financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

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

           F-70     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2017
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	279,134	125,468	536,406	12,169,717	166,038	13,276,763
Non-deliverable forwards	201,115	95,761	147,710	66,682	737	512,005
• Purchased	73,599	53,513	90,914	65,640	737	284,403
• Sold	127,516	42,248	56,796	1,042	-	227,602
Premiums of options	551,220	13,510	34,443	63,052	303,200	965,425
Adjustment payables - future	155,305	-	-	-	-	155,305
Total of derivative liabilities	1,186,774	234,739	718,559	12,299,451	469,975	14,909,498

	R$ thousand
	On December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	1,426,666	183,769	546,569	8,695,486	169,285	11,021,775
Non-deliverable forwards	1,772,919	264,887	542,923	158,670	547	2,739,946
• Purchased	212,953	256,669	534,800	150,289	547	1,155,258
• Sold	1,559,966	8,218	8,123	8,381	-	1,584,688
Premiums of options	150,945	28,342	40,154	43,217	-	262,658
Adjustment payables - future	19,164	-	-	-	-	19,164
Total of derivative liabilities	3,369,694	476,998	1,129,646	8,897,373	169,832	14,043,543

Bradesco       F-71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2017
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	81,742,951	-	-	-	-	-	81,742,951
Financial assets held for trading	15,181,714	10,934,575	5,501,249	146,527,365	56,173,284	7,391,854	241,710,041
Financial assets available for sale	2,422,266	9,392,915	19,351,886	83,816,085	33,391,763	11,037,807	159,412,722
Investments held to maturity	7,753	2,454	19,205	10,284,940	28,691,766	-	39,006,118
Financial assets pledged as collateral	25,977,537	111,922,357	2,543,922	40,965,417	2,565,940	-	183,975,173
Loans and advances to banks	23,136,673	3,544,426	3,387,187	1,754,483	424,955	-	32,247,724
Loans and advances to customers	55,830,036	80,715,548	51,526,092	114,151,120	44,535,303	-	346,758,099
Other financial assets (1)	25,375,820	1,340,567	1,807,856	11,322,882	1,872,358	-	41,719,483
Total financial assets	229,674,750	217,852,842	84,137,397	408,822,292	167,655,369	18,429,661	1,126,572,311

Liabilities
Deposits from banks	197,177,061	29,640,587	31,589,994	22,221,075	5,328,751	-	285,957,468
Deposits from customers (2)	142,525,722	11,400,607	10,531,633	97,523,112	27,371	-	262,008,445
Financial liabilities held for trading	13,552,386	201,643	81,073	134,649	305,248	-	14,274,999
Funds from issuance of securities	3,422,727	31,299,770	48,540,240	51,142,979	768,374	-	135,174,090
Subordinated debt	738,929	9,428,997	640,536	20,767,242	18,603,697	-	50,179,401
Insurance technical provisions and pension plans (2)	207,499,559	2,411,996	939,034	28,239,001	-	-	239,089,590
Other financial liabilities (3)	43,606,124	8,785,744	2,290,146	3,711,492	4,046,006	-	62,439,512
Total financial liabilities	608,522,508	93,169,344	94,612,656	223,739,550	29,079,447	-	1,049,123,505

	R$ thousand
	On December 31, 2016
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	72,554,651	-	-	-	-	-	72,554,651
Financial assets held for trading	18,475,080	6,768,610	9,759,221	134,589,655	35,837,056	7,710,224	213,139,846
Financial assets available for sale	5,629,209	2,127,660	4,149,003	60,251,675	31,143,446	9,817,561	113,118,554
Investments held to maturity	-	-	-	12,932,440	30,069,588	-	43,002,028
Financial assets pledged as collateral	83,646,950	3,394,834	1,904,827	48,753,065	17,586,901	-	155,286,577
Loans and advances to banks	88,759,292	2,545,217	2,120,712	1,398,574	14,341	-	94,838,136
Loans and advances to customers	58,151,213	87,409,338	54,879,049	125,744,273	41,119,161	-	367,303,034
Other financial assets (1)	25,657,932	633,472	287,442	10,384,379	2,207,966	-	39,171,191
Total financial assets	352,874,327	102,879,131	73,100,254	394,054,061	157,978,459	17,527,785	1,098,414,017

Liabilities
Deposits from banks	162,977,360	63,417,792	19,850,717	50,045,413	5,371,400	-	301,662,682
Deposits from customers (2)	137,252,829	15,331,311	9,457,530	70,641,804	64,455	-	232,747,929
Financial liabilities held for trading	12,428,599	534,525	279,662	192,649	243	-	13,435,678
Funds from issuance of securities	7,295,059	45,280,096	40,140,968	57,237,747	1,148,068	-	151,101,938
Subordinated debt	426,665	3,904,856	7,068,023	21,554,158	19,657,362	-	52,611,064

           F-72     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
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

(2) Demand and savings deposits and Technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

Bradesco       F-73

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, on the reporting date:

	R$ thousand
	On December 31, 2017
	Current	Non-current	Total
Assets
Total financial assets	531,664,989	594,907,322	1,126,572,311
Non-current assets held for sale	1,520,973	-	1,520,973
Investments in associated companies	-	8,257,384	8,257,384
Premises and equipment	-	8,432,475	8,432,475
Intangible assets and goodwill, net of accumulated amortization	-	16,179,307	16,179,307
Taxes to be offset	4,589,981	5,934,594	10,524,575
Deferred income tax assets	-	43,731,911	43,731,911
Other assets	6,602,669	2,531,835	9,134,504
Total non-financial assets	12,713,623	85,067,506	97,781,129
Total assets	544,378,612	679,974,828	1,224,353,440

Liabilities
Total financial liabilities	796,304,508	252,818,997	1,049,123,505
Other reserves	1,349,366	17,141,361	18,490,727
Current income tax liabilities	2,416,345	-	2,416,345
Deferred income tax assets	36,344	1,215,503	1,251,847
Other liabilities	33,460,225	1,917,087	35,377,312
Total non-financial liabilities	37,262,280	20,273,951	57,536,231
Total equity	-	117,693,704	117,693,704
Total liabilities	833,566,788	390,786,652	1,224,353,440

           F-74     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
	Current	Non-current	Total
Assets
Total financial assets	528,853,712	569,560,305	1,098,414,017
Non-current assets held for sale	1,578,966	-	1,578,966
Investments in associated companies	-	7,002,778	7,002,778
Premises and equipment	-	8,397,116	8,397,116
Intangible assets and goodwill, net of accumulated amortization	-	15,797,526	15,797,526
Taxes to be offset	3,114,609	4,608,602	7,723,211
Deferred income tax assets	-	45,116,863	45,116,863
Other assets	5,278,675	2,720,504	7,999,179
Total non-financial assets	9,972,250	83,643,389	93,615,639
Total assets	538,825,962	653,203,694	1,192,029,656

Liabilities
Total financial liabilities	766,124,214	262,865,819	1,028,990,033
Other reserves	4,293,374	13,999,035	18,292,409
Current income tax liabilities	2,130,286	-	2,130,286
Deferred income tax assets	36,943	1,726,005	1,762,948
Other liabilities	34,917,264	457,509	35,374,773
Total non-financial liabilities	41,377,867	16,182,549	57,560,416
Total equity	-	105,479,207	105,479,207
Total liabilities	807,502,081	384,527,575	1,192,029,656

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

           F-76     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	198,273,452	3,975,816	4	202,249,272
Corporate debt and marketable equity securities	3,716,053	8,271,295	352,442	12,339,790
Bank debt securities	1,952,015	6,396,254	-	8,348,269
Mutual funds	4,377,508	-	-	4,377,508
Foreign governments securities	528,010	-	-	528,010
Brazilian sovereign bonds	307	-	-	307
Trading securities	208,847,345	18,643,365	352,446	227,843,156
Derivative financial instruments (assets)	46,601	13,814,312	5,972	13,866,885
Derivative financial instruments (liabilities)	-	(14,264,124)	(10,875)	(14,274,999)
Derivatives	46,601	(449,812)	(4,903)	(408,114)
Brazilian government securities	103,237,635	-	44,123	103,281,758
Corporate debt securities	4,786,078	31,740,856	3,451,696	39,978,630
Bank debt securities	1,086,454	97,399	-	1,183,853
Brazilian sovereign bonds	728,127	-	-	728,127
Foreign governments securities	3,202,547	-	-	3,202,547
Marketable equity securities and other stocks	4,380,606	3,261,732	3,395,469	11,037,807
Available-for-sale securities	117,421,447	35,099,987	6,891,288	159,412,722
Brazilian government securities	53,841,066	-	-	53,841,066
Corporate debt securities	825,287	-	-	825,287
Bank debt securities	4,904,070	-	-	4,904,070
Brazilian sovereign bonds	713,555	-	-	713,555
Financial assets pledged as collateral	60,283,978	-	-	60,283,978
Total	386,599,371	53,293,540	7,238,831	447,131,742

	R$ thousand
	On December 31, 2016
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	157,346,640	3,756,680	79	161,103,399
Corporate debt and marketable equity securities	3,740,235	6,356,302	287,145	10,383,682
Bank debt securities	470,676	18,129,451	-	18,600,127
Mutual funds	4,295,403	8,378	-	4,303,781
Foreign governments securities	635,390	-	-	635,390
Brazilian sovereign bonds	1,358,025	-	-	1,358,025
Trading securities	167,846,369	28,250,811	287,224	196,384,404
Derivative financial instruments (assets)	26,632	16,728,802	8	16,755,442
Derivative financial instruments (liabilities)	-	(13,427,053)	(8,625)	(13,435,678)
Derivatives	26,632	3,301,749	(8,617)	3,319,764
Brazilian government securities	59,149,326	-	48,702	59,198,028
Corporate debt securities	2,470,652	38,431,230	1,240,826	42,142,708
Bank debt securities	1,063,157	495,886	-	1,559,043
Brazilian sovereign bonds	401,214	-	-	401,214
Marketable equity securities and other stocks	3,387,158	2,706,578	3,723,825	9,817,561
Available-for-sale securities	66,471,507	41,633,694	5,013,353	113,118,554
Brazilian government securities	61,812,995	-	-	61,812,995
Corporate debt securities	3,899,878	-	-	3,899,878
Bank debt securities	4,742,273	-	-	4,742,273
Brazilian sovereign bonds	102,841	-	-	102,841
Financial assets pledged as collateral	70,557,987	-	-	70,557,987
Total	304,902,495	73,186,254	5,291,960	383,380,709

Bradesco       F-77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those that are not are classified as Level 2 or Level 3.

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

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2017 and 2016:

	R$ thousand
	Financial assets held for trading	Financial assets available for sale	Derivatives	Total

Balance on December 31, 2015	209,210	6,085,190	(20,382)	6,274,018
Included in the statement of income and other comprehensive income	13,155	(1,174,225)	-	(1,161,070)
Acquisitions	3,833	2,178,445	11,793	2,194,071
Write-offs	(7,633)	(445,173)	(28)	(452,834)
Transfer with categories	274,001	(274,001)	-	-
Transfer levels	(205,342)	(1,356,883)	-	(1,562,225)
Balance on December 31, 2016	287,224	5,013,353	(8,617)	5,291,960
Included in the statement of income and other comprehensive income	15,868	(735,002)	-	(719,134)
Acquisitions	74,908	4,019,844	3,714	4,098,466
Write-offs	(25,554)	(1,406,907)	-	(1,432,461)
Balance on December 31, 2017	352,446	6,891,288	(4,903)	7,238,831

In 2016, there was a transfer of securities from Level 3 to other levels of classification, mainly for  level 2 in the amount R$ 1,562,225 thousand. The transfer refers, basically, to Corporate debt securities, which were based on the fair value obtained from internal pricing models, mainly customer internal rating, began to be calculated based on observable market data (Anbima’s credit curve).

           F-78     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2017, 2016 and 2015:

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total

Interest and similar income	25,967	182,269	-	208,236
Net trading gains/(losses) realized and unrealized	(10,099)	(917,271)	-	(927,370)
Total	15,868	(735,002)	-	(719,134)

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total

Interest and similar income	16,518	207,164	-	223,682
Net trading gains/(losses) realized and unrealized	(3,363)	(1,381,389)	-	(1,384,752)
Total	13,155	(1,174,225)	-	(1,161,070)

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total

Interest and similar income	440,791	1,399,443	-	1,840,234
Net trading gains/(losses) realized and unrealized	10,496	1,094,894	-	1,105,390
Total	451,287	2,494,337	-	2,945,624

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2017, 2016 and 2015:

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets pledged as collateral	Total

Net gains/(losses) due to changes in fair value	(10,099)	-	(10,099)
Total	(10,099)	-	(10,099)

Bradesco       F-79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(3,363)	-	(3,363)
Total	(3,363)	-	(3,363)

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	9,420	-	9,420
Total	9,420	-	9,420

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2017
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate	(8)	(1,931)	(3,482)	(63)	(14,873)	(26,345)
Price indexes	-	-	-	(10)	(1,269)	(2,394)
Equities	(1,351)	(33,783)	(67,567)	(17,825)	(445,615)	(891,231)

(1)Values net of taxes.

	R$ thousand
	On December 31, 2016
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate	(1)	(271)	(476)	(26)	(6,205)	(11,088)
Price indexes	-	-	-	(8)	(1,047)	(1,953)
Equities	-	-	-	(19,481)	(487,018)	(974,037)

(1)    Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1 base point for interest rates and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.17 was used, while for a 1-year fixed interest rate of 6.90%, a 6.91% scenario was applied;

Scenario 2:  25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.93 was used, while for a 1-year fixed interest rate of 6.90%, a 8.62% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3:  50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.14 a scenario of R$ 4.72 was used, while for a 1-year fixed interest rate of 6.90%, a 10.35% scenario was applied; The scenarios for other risk factors also had 50% stresses in the respective curves or prices.

           F-80     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2017
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
· securities purchased under agreements to resell	-	123,691,195	-	123,691,195	123,691,195
Held to maturity	29,182,489	11,963,782	-	41,146,271	39,006,118
Loans and receivables
· Banks (1)	-	32,247,724	-	32,247,724	32,247,724
· Customers (1)	-	-	346,633,592	346,633,592	346,758,099

Financial liabilities
Deposits from banks	-	-	285,716,505	285,716,505	285,957,468
Deposits from customers	-	-	261,760,442	261,760,442	262,008,445
Funds from issuance of securities	-	-	134,890,631	134,890,631	135,174,090
Subordinated debt	-	-	51,012,436	51,012,436	50,179,401

	R$ thousand
	On December 31, 2016
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
· securities purchased under agreements to resell	-	84,728,590	-	84,728,590	84,728,590
Held to maturity	32,875,426	11,379,323	-	44,254,749	43,002,028
Loans and receivables
· Banks (1)	-	94,838,136	-	94,838,136	94,838,136
· Customers (1)	-	-	362,156,027	362,156,027	367,303,034

Financial liabilities
Deposits from banks	-	-	301,497,406	301,497,406	301,662,682
Deposits from customers	-	-	232,224,796	232,224,796	232,747,929
Funds from issuance of securities	-	-	151,622,981	151,622,981	151,101,938
Subordinated debt	-	-	53,436,792	53,436,792	52,611,064

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

3.5.  Capital management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization's strategic goals to support the risks inherent to its activities. It includes the preparation of the capital plan, identifying the contingency actions to be considered in stress scenarios.

In line with the strategic guidelines, the Organization manages capital, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors.

           F-82     IFRS – International Financial Reporting Standards – 2017

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

Capital Adequacy

This process is followed up daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The determination of the Central Bank, is that the financial institutions permanently maintain capital and additional Common Equity Tier I (Conservation, Countercyclical and Systemic) compatible with the risks from their activities. The risks are represented by Risk-Weighted Asset (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk installments.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

Bradesco       F-83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (PR)

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate:

Calculation basis – Capital Adequacy Ratio	R$ thousand
	Basel III
	On December 31
	2017	2016
	Prudential
Tier I capital	80,084,744	78,762,886
Common equity	75,079,777	73,747,016
Shareholders’ equity	110,457,476	100,442,413
Minority / Other	68,072	60,615
Prudential adjustments (1)	(35,445,771)	(26,756,012)
Additional Capital	5,004,967	5,015,870
Tier II capital	24,588,090	22,363,950
Subordinated debts (Resolution No. 4.192/13)	16,947,024	9,803,498
Subordinated debts (prior to Resolution No. 4.192/13)	7,641,066	12,560,452
Reference Equity (a)	104,672,834	101,126,836

- Credit risk	554,928,771	589,977,243
- Market risk	8,908,205	15,767,767
- Operational risk	47,605,162	50,443,507
Risk-weighted assets – RWA (b)	611,442,138	656,188,517
Banking Book's Interest Rate Risk	3,527,467	4,142,339
Margin (Capital Buffer) (2)	34,226,583	28,084,702
Basel ratio (a/b)	17.1%	15.4%
Tier I capital	13.1%	12.0%
- Principal capital	12.3%	11.2%
- Additional capital	0.8%	0.8%

(1)    As per January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution no 4,192/13; and

(2)    Margin = Minimum (PR – PRE; PR Level I - RWA * 6%; PR Principal - RWA * 4.5%) - Additional Principal Capital.

           F-84     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate, regulatory approach:

RWA	R$ thousand
	On December 31
	2017	2016
	Prudential
Credit risk	554,928,771	589,977,243
Risk Weight of 0%	-	-
Risk Weight of 2%	314,012	271,970
Risk Weight of 20%	2,224,147	10,725,736
Risk Weight of 35%	10,208,602	9,114,590
Risk Weight of 50%	25,635,506	32,434,787
Risk Weight of 75%	114,553,059	117,017,519
Risk Weight of 85%	105,938,759	144,006,730
Risk Weight of 100%	261,909,360	239,369,280
Risk Weight of 250%	28,139,531	27,655,131
Risk Weight of 300%	2,920,531	6,825,567
Risk Weight up to 1,250%	3,085,264	2,555,933
Market Risk (1)	8,908,205	15,767,767
Fixed-rate in Reais	5,696,584	10,537,134
Foreign Currency Coupon	838,259	7,028,051
Price Index Coupon	1,756,973	342,400
Interest Rate Coupon	-	13,499
Equities	637,924	67,392
Commodities	449,546	32,466
Exposure to Gold, Foreign Currencies and Exchange	3,657,957	4,194,380
Operational Risk	47,605,162	50,443,507
Corporate Finance	1,369,491	1,380,459
Trading and Sales	1,667,449	2,866,659
Retail	9,308,681	8,349,268
Commercial	21,518,843	20,699,277
Payment and Settlement	6,132,749	10,143,694
Financial Agent Services	3,628,257	3,465,556
Asset Management	3,827,848	3,392,327
Retail Brokerage	151,844	146,266
Total Risk Weighted Assets	611,442,138	656,188,517
Total Capital Requirement	56,558,398	64,798,616
Banking Book's Interest Rate Risk	3,527,467	4,142,339

Addicional Common equity (ACPS) (2)	9,171,632	4,101,178
ACP Conservation	7,643,027	4,101,178
ACP Systemic	1,528,605	-

(1)     For purposes of calculation of the market risk, the capital requirement will be the lower between the internal model and 80% of the standard model, pursuant to Circular Letter No. 3.646/13 of Central Bank of Brazil; and

(2)     In 2017, the value of ACP Conservation represents 1.25% of the amount of RWA. The Systemic ACP represents 0.25% of the amount of RWA (Systemic Relevance Factor determined according to Circular Letter No. 3.768 of the CBB - Total Exposure and GDP of the year before last in relation to the base date: R$ 988.5 billion and R$ 6 trillion, respectively. The contracyclical ACP represents 0% of the amount of RWA, pursuant to Communication No. 31.478 of the CBB with disclosure and effectiveness in December/17, where the RWA of the loan risk to the non-banking private sector (RWACPrNB) is R$ 496.2 billion in Brazil.

Bradesco       F-85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

 Capital Sufficiency

The management of capital is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Organization’s capital management aims to ensure, in a permanently solid capital composition to support the development in its activities and ensure appropriate coverage of all risks involved. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

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

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which in this period was 17.1%, of which 13.1% and 12.3% was Tier I and Common Equity Tier I respectively. In terms of margin, the amount totaled R$ 34,226,583 thousand, which would allow for an increase of up to R$ 672,758,390 thousand in loan operations (considering the current composition of the portfolio).

Since January 2015, according to the CMN Resolution nº 4,192/13 which deals with the methodology for calculating the ratios of Common Equity Tier 1, Tier 1 and Total Capital, the regulatory scope became the Prudential Conglomerate.

Capital Forecast

The capital management area (ICAAP) and Recovery Plan of DPOC is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Top Management, pursuant to the governance established.

The projections for the next three years present adequate levels of Capital indices, considering the incorporation of net profits and the prudential adjustments due to the increase of the factors established in Article 11 of CMN Resolution 4,192/13 for subsequent periods.

Simulation - Basel III

Based on Basel III rules published by Brazilian Central Bank in March and October 2013, which include the definition of capital and the expansion of risk scope and are being gradually implemented up to 2019, below is the simulation based in strategic assumptions for the Prudential Conglomerate, taking into consideration the full compliance with the rules on the reference date of December 2017, i.e., anticipating all the impacts expected throughout the implementation schedule, not considering later events (example: incorporation of results), according to CMN Resolution nº 4,192/13.

           F-86     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1) Published (Schedule 80%);

(2) Effect of the full impact. Including the reserve of Goodwill / Intangible paid for the purchase of HSBC Brasil, net of amortization and the reallocation of resources, through the payment of dividends by the Insurance Group (Grupo Segurador);

(3) Considers the anticipation of the multiplier of installments of market and operational risks, from 9.250% to 8%, in 2019; and

(4) Refers to the minimum required, in accordance with CMN Resolution nº 4,193/13, in addition to the additional capital installments established by Circular Nos. 3,768/15 and 3,769/15.

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

Uncertainties over estimated future claim payments

The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion are accounted for in the provisions for incurred and but not reported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

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

The actuarial assumptions used to generate the flow of liabilities are in line with actuarial practices and also with the characteristics of the Organization's product portfolio.

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

The risks inherent to the main property insurance business lines are summarized as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (ex: fire, explosion and business interruption), natural desasters (earthquakes, storms and floods), engineering lines (explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

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

           F-88     IFRS – International Financial Reporting Standards – 2017

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

           F-90     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity test for Life Insurance with Survival, Welfare Coverage and Individual Life Insurance was made considering the same bases of the LAT test with variation in the assumptions listed below:

	R$ thousand
	On December 31, 2017
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	+0.2 p.p.	+ 5 p.p.
Tradicional plans (contributing period)	(60,733)	(5,057)	(21,691)
PGBL and VGBL (contributing period)	(5,446)	(504)	(18,409)
All plans(retirement benefit period)	(112,782)	(35,507)	-
Total	(178,961)	(41,068)	(40,100)

For damages, life and health insurance, except individual life, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31		On December 31
	2017	2016	2017	2016
Auto	(22,347)	(21,205)	(22,347)	(21,205)
RE (Elementary branch)	(9,940)	(10,809)	(8,893)	(9,333)
Life	(28,146)	(28,358)	(28,050)	(28,277)
Health	(97,923)	(89,907)	(97,923)	(89,907)

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

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Bradesco       F-91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk concentration

Potential exposures are monitored, analyzing certain concentrations in some type of insurance. The table below shows risk concentration by type of insurance (except health and dental), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	On December 31
	2017	2016
Auto	4,086,705	3,924,444
RE (Elementary branch)	1,525,848	1,593,662
Tradicional plans	1,788,420	1,499,401
Life insurance	6,904,576	6,354,034
VGBL	28,650,153	28,377,786
PGBL	3,301,623	2,386,631

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

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in management's judgment, reduces the credit risk.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysi of operations to preserve the integrity and independence of processes.

           F-92     IFRS – International Financial Reporting Standards – 2017

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

The Organization is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Organization manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

4)     Estimates and judgments

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next financial year including the assets and liabilities arising from the acquisition of HSBC Brasil. All estimates and judgments required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based in our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

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

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

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

Bradesco       F-93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Impairment of financial assets available for sale

Periodically, the existence of a reduction in the recoverable value of available-for-sale financial assets is evaluated (see Note 2(f)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

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

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) on the allowance. In this assessment an increase in 10% of the PD on December 31, 2017, would have increased the allowance for impairment by R$ 503,667 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expectation of defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses from impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those

           F-94     IFRS – International Financial Reporting Standards – 2017

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

Bradesco       F-95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made availabe to Management to evaluate performance and make decisions regarding to the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of affiliates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts, which correspond to the consolidated information, were prepared in accordance with IFRS, issued by the IASB.

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

           F-96     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2017, 2016 and 2015, is shown below:

	R$ thousand
	Year ended December 31, 2017
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total

Net interest income	46,997,327	1,857,926	1,787,660	50,642,913
Net fee and commission income	24,143,561	787,014	(2,181,747)	22,748,828
Net gains/(losses) on financial instruments classified as held for trading	6,011,351	3,641,626	(29,869)	9,623,108
Net gains/(losses) on financial instruments classified as available for sale	(685,560)	713,425	542,493	570,358
Net gain / (loss) on held-to-maturity investments	(54,520)	-	-	(54,520)
Net gains/(losses) on foreign currency transactions	1,422,957	-	-	1,422,957
Net income from insurance and pension plans	-	6,239,990	-	6,239,990
Other operating income/(loss)	6,694,228	10,595,041	512,624	17,801,893
Impairment of loans and advances	(17,895,929)	-	1,035,094	(16,860,835)
Personnel expenses	(19,261,590)	(1,589,077)	127,402	(20,723,265)
Other administrative expenses	(17,175,352)	(1,391,439)	1,684,330	(16,882,461)
Depreciation and amortization	(5,555,033)	(393,618)	1,380,083	(4,568,568)
Other operating income/(expenses)	(9,282,411)	(889,065)	38,119	(10,133,357)
Other operating expense	(69,170,315)	(4,263,199)	4,265,028	(69,168,486)
Income before income taxes and share of profit of associates and joint ventures	8,664,801	8,976,782	4,383,565	22,025,148
Share of profit of associates and joint ventures	1,497,268	217,035	4,108	1,718,411
Income before income taxes	10,162,069	9,193,817	4,387,673	23,743,559
Income tax and social contribution	(887,289)	(4,156,153)	(1,385,514)	(6,428,956)
Net income for the year	9,274,780	5,037,664	3,002,159	17,314,603
Attributable to controlling shareholders	9,272,962	4,812,425	3,003,977	17,089,364
Attributable to non-controlling interest	1,818	225,239	(1,818)	225,239
Total assets	988,063,541	295,699,951	(59,410,052)	1,224,353,440
Investments in associates and joint ventures	6,364,246	1,847,099	46,039	8,257,384
Total liabilities	875,887,257	257,329,282	(26,556,803)	1,106,659,736

Bradesco       F-97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2016
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	49,156,109	5,374,229	2,132,651	56,662,989
Net fee and commission income	20,696,785	651,482	(1,007,216)	20,341,051
Net gains/(losses) on financial instruments classified as held for trading	14,918,934	1,250,639	233,197	16,402,770
Net gains/(losses) on financial instruments classified as available for sale	(1,417,647)	805,051	(728,804)	(1,341,400)
Net gains/(losses) on foreign currency transactions	150,757	-	-	150,757
Net income from insurance and pension plans	-	4,155,763	-	4,155,763
Other operating income/(loss)	13,652,044	6,211,453	(495,607)	19,367,890
Impairment of loans and advances	(18,829,460)	-	3,479,182	(15,350,278)
Personnel expenses	(15,733,611)	(1,387,935)	117,763	(17,003,783)
Other administrative expenses	(14,979,689)	(1,331,349)	161,475	(16,149,563)
Depreciation and amortization	(3,786,599)	(365,656)	493,842	(3,658,413)
Other operating income/(expenses)	(14,421,152)	243,631	173,359	(14,004,162)
Other operating expense	(67,750,511)	(2,841,309)	4,425,621	(66,166,199)
Income before income taxes and Share of profit of associates and joint ventures	15,754,427	9,395,855	5,055,449	30,205,731
Share of profit of associates and joint ventures	1,538,058	168,691	(7,024)	1,699,725
Income before income taxes	17,292,485	9,564,546	5,048,425	31,905,456
Income tax and social contribution	(7,995,420)	(3,915,822)	(2,001,488)	(13,912,730)
Net income for the year	9,297,065	5,648,724	3,046,937	17,992,726
Attributable to controlling shareholders	9,293,766	5,550,662	3,049,821	17,894,249
Attributable to non-controlling interest	3,299	98,062	(2,884)	98,477
Total assets	921,916,290	266,642,197	3,471,169	1,192,029,656
Investments in associates and joint ventures	5,512,372	1,416,617	73,789	7,002,778
Total liabilities	821,182,152	266,143,979	(775,682)	1,086,550,449

           F-98     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2015
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	46,934,849	5,973,694	2,727,499	55,636,042
Net fee and commission income	19,195,003	1,497,890	(2,872,223)	17,820,670
Net gains/(losses) on financial instruments classified as held for trading	(7,199,397)	(627,343)	(425,315)	(8,252,055)
Net gains/(losses) on financial instruments classified as available for sale	(370,947)	(353,679)	52,816	(671,810)
Net gains/(losses) on foreign currency transactions	(3,523,095)	-	-	(3,523,095)
Net income from insurance and pension plans	-	5,496,147	1,358	5,497,505
Other operating income/(loss)	(11,093,439)	4,515,125	(371,141)	(6,949,455)
Impairment of loans and advances	(16,479,985)	-	1,758,833	(14,721,152)
Personnel expenses	(13,103,515)	(1,217,211)	262,679	(14,058,047)
Other administrative expenses	(13,076,913)	(1,137,706)	492,649	(13,721,970)
Depreciation and amortization	(2,752,946)	(321,462)	132,405	(2,942,003)
Other operating income/(expenses)	(11,726,387)	(963,525)	(298,641)	(12,988,553)
Other operating expense	(57,139,746)	(3,639,904)	2,347,925	(58,431,725)
Income before income taxes and Share of profit of associates and joint ventures	(2,103,333)	8,346,805	1,832,060	8,075,532
Share of profit of associates and joint ventures	1,358,047	166,865	3,139	1,528,051
Income before income taxes	(745,286)	8,513,670	1,835,199	9,603,583
Income tax and social contribution	12,621,169	(3,192,918)	(793,929)	8,634,322
Net income for the year	11,875,883	5,320,752	1,041,270	18,237,905
Attributable to controlling shareholders	11,874,609	5,215,765	1,042,532	18,132,906
Attributable to non-controlling interest	1,274	104,987	(1,262)	104,999
Total assets	894,579,942	209,789,872	(77,666,292)	1,026,703,522
Investments in associates and joint ventures	4,479,642	1,255,326	80,357	5,815,325
Total liabilities	804,576,173	188,809,573	(57,596,986)	935,788,760

(1)  Other operation represents less than 1% of total assets/liabilities and the net income for the year. The main adjustments from the information disclosed in segments columns are related to the difference between the IFRS and the Segment Report Information as impairment for loans and advance and effective interest rate.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2017, we have a branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2017, 2016 and 2015.

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

Bradesco       F-99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Interest and similar income
Loans and advances to banks	5,073,435	8,689,348	8,349,194
Loans and advances to customers:
- Loans	64,767,081	69,530,396	62,472,012
- Leasing transactions	254,009	343,626	444,502
Financial assets:
- For trading	13,684,574	23,576,526	13,982,927
- Available for sale	11,351,320	11,572,618	11,629,493
- Held to maturity	4,883,103	6,514,933	5,253,616
Pledged as collateral	21,268,934	21,739,202	20,270,191
Compulsory deposits with the Central Bank	4,881,319	5,667,516	4,587,412
Other financial interest income	68,553	66,210	58,905
Total	126,232,328	147,700,375	127,048,252

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(152,550)	(127,617)	(74,814)
- Funding in the open market	(22,564,515)	(26,767,039)	(23,509,785)
- Borrowings and onlending	(3,068,552)	(3,865,411)	(3,092,184)
Deposits from customers:
- Savings accounts	(5,730,457)	(6,712,509)	(6,450,258)
- Time deposits	(7,536,161)	(8,746,203)	(5,942,386)
Funds from issuance of securities	(13,262,613)	(17,124,502)	(11,570,606)
Subordinated debt	(5,100,017)	(6,298,555)	(4,669,830)
Insurance technical provisions and pension plans	(18,174,550)	(21,395,550)	(16,102,347)
Total	(75,589,415)	(91,037,386)	(71,412,210)

Net interest income	50,642,913	56,662,989	55,636,042

           F-100     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Fee and commission income
Credit cards	6,848,855	6,251,963	5,875,029
Current accounts	6,652,711	6,030,640	4,941,947
Collections	1,965,601	1,777,515	1,573,818
Guarantees	1,570,522	1,438,409	1,265,356
Asset management	1,463,469	1,079,653	1,054,424
Consortium management	1,526,660	1,278,753	1,040,109
Custody and brokerage services	754,966	618,750	556,701
Underwriting	801,219	733,530	540,879
Payments	409,267	373,639	382,427
Other	755,558	758,235	626,183
Total	22,748,828	20,341,087	17,856,873

Fee and commission expenses
Financial system services	-	(36)	(36,203)
Total	-	(36)	(36,203)

Net fee and commission income	22,748,828	20,341,051	17,820,670

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2017	2016	2015
Fixed income securities	9,862,617	4,654,959	(5,174,739)
Derivative financial instruments	(1,426,160)	10,887,800	(4,267,748)
Equity securities	1,186,651	860,011	1,190,432
Total	9,623,108	16,402,770	(8,252,055)

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2017	2016	2015
Fixed income securities (1)	49,963	(1,918,595)	(346,032)
Equity securities (1)	437,054	459,223	(577,401)
Dividends received	83,341	117,972	251,623
Total	570,358	(1,341,400)	(671,810)

(1)    Includes impairment losses of R$ 1,729,039 thousand (2016 - R$ 2,106,107 thousand and 2015 - R$ 424,552 thousand).

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

Bradesco       F-101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2017	2016	2015
Written premiums	65,864,591	62,470,571	55,920,681
Supplemental pension plan contributions	5,090,043	3,679,922	3,795,219
Granted coinsurance premiums	(49,715)	(70,862)	(88,612)
Refunded premiums	(667,196)	(746,244)	(522,309)
Net written premiums earned	70,237,723	65,333,387	59,104,979
Reinsurance premiums paid	(191,088)	(306,265)	(344,199)
Premiums retained from insurance and pension plans	70,046,635	65,027,122	58,760,780

Changes in the provision for insurance	(30,435,868)	(29,729,884)	(25,528,076)
Changes in the provision for private pension plans	(4,369,903)	(3,052,034)	(2,757,963)
Changes in the technical provisions for insurance and pension plans	(34,805,771)	(32,781,918)	(28,286,039)

Reported indemnities	(25,924,687)	(24,877,804)	(21,658,594)
Claims expenses	(36,068)	(119,201)	(69,599)
Recovery of ceded coinsurance	35,332	65,285	87,053
Recovery of reinsurance	116,913	141,711	407,195
Salvage recoveries	488,057	451,930	402,718
Changes in the IBNR provision	(274,509)	(204,354)	(892,816)
Retained claims	(25,594,962)	(24,542,433)	(21,724,043)

Commissions on premiums	(2,700,131)	(2,696,002)	(1,985,426)
Recovery of commissions	19,334	29,927	21,700
Fees	(403,835)	(489,279)	(1,201,216)
Brokerage expenses - private pension plans	(153,552)	(167,654)	(188,037)
Changes in deferred commissions	(167,728)	(224,000)	99,786
Selling expenses for insurance and pension plans	(3,405,912)	(3,547,008)	(3,253,193)

Net income from insurance and pension plans	6,239,990	4,155,763	5,497,505

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2017	2016	2015
Loans and receivables:
Impairment losses	(25,780,383)	(22,357,042)	(19,527,976)
Recovery of credits charged-off as losses	7,034,857	5,507,507	4,144,879
Reversal of impairment	1,884,691	1,499,257	661,945
Total	(16,860,835)	(15,350,278)	(14,721,152)

           F-102     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2017	2016	2015
Salaries	(9,170,556)	(8,236,617)	(6,369,727)
Benefits	(5,385,133)	(3,625,796)	(2,994,155)
Social security charges	(3,505,290)	(2,862,067)	(2,402,112)
Employee profit sharing	(1,572,472)	(1,451,310)	(1,304,958)
Provision for labor claims	(927,136)	(663,124)	(853,660)
Training	(162,678)	(164,869)	(133,435)
Total (1)	(20,723,265)	(17,003,783)	(14,058,047)

(1)    Includes the effects of the Special Voluntary Termination Plan (Note 43).

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2017	2016	2015
Outsourced services	(4,748,308)	(4,871,194)	(4,139,058)
Communication	(1,684,153)	(1,653,055)	(1,427,685)
Data processing	(2,117,085)	(1,612,454)	(1,222,433)
Advertising and marketing	(942,851)	(1,124,659)	(963,308)
Asset maintenance	(1,158,840)	(1,060,856)	(926,001)
Financial system	(1,033,017)	(1,047,618)	(830,199)
Rental	(1,142,166)	(1,027,561)	(887,412)
Security and surveillance	(818,221)	(736,547)	(606,292)
Transport	(782,444)	(719,842)	(631,085)
Water, electricity and gas	(405,515)	(384,069)	(339,267)
Advances to FGC (Deposit Guarantee Association)	(418,670)	(355,540)	(303,094)
Supplies	(263,527)	(321,509)	(315,135)
Travel	(261,911)	(174,772)	(157,723)
Other	(1,105,753)	(1,059,887)	(973,278)
Total	(16,882,461)	(16,149,563)	(13,721,970)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2017	2016	2015
Amortization expenses	(3,331,240)	(2,516,777)	(1,884,281)
Depreciation expenses	(1,237,328)	(1,141,636)	(1,057,722)
Total	(4,568,568)	(3,658,413)	(2,942,003)

Bradesco       F-103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2017	2016	2015
Tax expenses	(5,960,618)	(6,331,651)	(4,791,754)
Legal provision	(1,238,057)	(2,927,734)	(1,439,460)
Variation in monetary liabilities	31,710	(699,719)	(597,240)
Income from sales of non-current assets, investments, and property and equipment, net	(412,957)	(467,042)	(277,232)
Other (1)	(2,553,435)	(3,578,016)	(5,882,867)
Total	(10,133,357)	(14,004,162)	(12,988,553)

(1)    Includes: (i) the effect of the (additions)/reversal of provision for tax contingency in 2017 – R$ 487,269 thousand (2016 - R$ (484,227) thousand and 2015 – R$ 570,835 thousand); (ii) impairment losses in the amount of 2017 – R$ 185,188 thousand (2016 – R$ 31,256 thousand and 2015 – R$ 207,880 thousand); and (iii) operating expense related of insurance operation in 2017 – R$ 1,354,719 thousand (2016 - R$ 1,388,645 thousand and 2015 – R$ 1,281,381 thousand).

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2017	2016	2015
Income before income tax and social contribution	23,743,559	31,905,456	9,603,583
Total burden of income tax and social contribution at the current rates (1)	(10,684,602)	(14,357,455)	(4,321,612)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	773,285	764,876	687,623
Interest on shareholders’ equity (paid and payable)	3,241,955	3,139,102	2,305,695
Net tax credit of deferred liabilities (2)			2,341,220
Other amounts (3)	240,406	(3,459,253)	7,621,396
Income tax and social contribution for the period	(6,428,956)	(13,912,730)	8,634,322
Effective rate	27.1%	43.6%	-89.9%

(1)     Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and equated companies, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law nº 13,169/15; and (iii) of 9% for the other companies (Note 2w);

(2)     In 2015, refers to, constitution of deferred tax assets, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law no 13,169/15; and

(3)     Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate of 45% shown; and (iii) the deduction incentives.

           F-104     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Current taxes:
Income tax and social contribution payable	(8,788,060)	(8,852,947)	(6,075,948)
Deferred taxes:
Net Addition/(realization) of temporary differences	2,950,961	(4,106,008)	11,424,595
Use of opening balances of:
Social contribution loss	(430,584)	(647,282)	(127,214)
Income tax loss	(331,512)	(879,276)	(65,224)
Addition on:
Social contribution loss	150,371	234,730	272,793
Income tax loss	19,868	338,053	731,419
Activation of the tax credit – Law No. 13,169/15:
Social contribution loss	-	-	422,853
Temporary additions	-	-	2,051,048
Total deferred tax expense	2,359,104	(5,059,783)	14,710,270
Income tax and social contribution	(6,428,956)	(13,912,730)	8,634,322

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2016	Amount recorded	Realized / Decrease (4)	Balance on December 31, 2017
Provisions of impairment of loans and advances	23,011,653	12,264,028	8,771,818	26,503,863
Provision for contingencies	7,351,234	1,782,500	1,907,251	7,226,483
Adjustment to market value of securities	5,488,482	1,724,016	3,268,623	3,943,875
Other	4,681,457	4,773,082	3,644,973	5,809,566
Total tax assets on temporary differences (3)	40,532,826	20,543,626	17,592,665	43,483,787
Income tax and social contribution losses in Brazil and abroad (3)	5,595,729	170,239	762,096	5,003,872
Adjustment to market value of available for sale (3)	493,168	576,732	1,069,900	-
Total deferred tax assets (2)	46,621,723	21,290,597	19,424,661	48,487,659
Deferred tax liabilities (2)	3,267,808	3,557,618	817,831	6,007,595
Net deferred taxes (2)	43,353,915	17,732,979	18,606,830	42,480,064

Bradesco       105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2015	Balance originating from an acquired institution (1)	Amount recorded	Realized / Decrease	Balance on December 31, 2016
Provisions of impairment of loans and advances	22,617,097	3,938,976	12,948,736	16,493,156	23,011,653
Provision for contingencies	5,720,598	1,209,685	2,498,218	2,077,267	7,351,234
Adjustment to market value of securities	7,090,939	109,501	282,741	1,994,699	5,488,482
Other	3,511,581	440,457	3,135,635	2,406,216	4,681,457
Total tax assets on temporary differences (3)	38,940,215	5,698,619	18,865,330	22,971,338	40,532,826
Income tax and social contribution losses in Brazil and abroad (3)	5,761,626	787,878	572,783	1,526,558	5,595,729
Adjustment to market value of available for sale (3)	2,704,484	32,120	393,369	2,636,805	493,168
Social contribution - MP 2,158-35 (change in tax law)	113,783	-	-	113,783	-
Total deferred tax assets (2)	47,520,108	6,518,617	19,831,482	27,248,484	46,621,723
Deferred tax liabilities (2)	2,894,367	3,592	1,920,479	1,550,630	3,267,808
Net deferred taxes (2)	44,625,741	6,515,025	17,911,003	25,697,854	43,353,915

(1)    HSBC Brasil (Note 2a);

(2)    Deferred income and social contribution tax assets and liabilities are offset in the balance sheet by taxable entity, and were R$ 4,755,748 thousand in 2017 and R$ 1,504,860 thousand in 2016;

(3)    Deferred tax assets of financial and similar companies and insurance industry were established considering the increase of the social contribution rate, determined by Law 11.727/08 and Law 13.169/15 (Note 2 x); and

(4)    Includes a write-off of tax credits, in the amount of R$ 150,040 thousand.

d)      Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	6,189,592	4,778,522	157,668	303,794	11,429,576
2019	6,106,611	3,500,573	143,705	80,058	9,830,947
2020	5,444,841	3,163,487	139,825	78,361	8,826,514
2021	4,408,140	2,609,808	620,279	367,041	8,005,268
2022	2,534,237	1,470,379	732,490	478,318	5,215,424
After 2022	2,100,881	1,176,716	824,042	1,078,291	5,179,930
Total	26,784,302	16,699,485	2,618,009	2,385,863	48,487,659

           F-106     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Deferred tax liabilities

	R$ thousand
	On December 31
	2017	2016
Timing differences of depreciation – finance leasing	283,232	381,119
Adjustment to market value of securities	1,215,588	213,404
Judicial deposit and others	4,508,775	2,673,285
Total	6,007,595	3,267,808

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11,727/08 and Law no 13,169/15 (Note 2x).

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	On December 31, 2017			On December 31, 2016			On December 31, 2015
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	3,418,567	(1,231,202)	2,187,365	6,298,103	(2,587,076)	3,711,027	(5,677,902)	2,273,982	(3,403,920)
Exchange differences on translations of foreign operations	23,010	5,992	29,002	(194,566)	87,555	(107,011)	118,485	(57,788)	60,697
Total	3,441,577	(1,225,210)	2,216,367	6,103,537	(2,499,521)	3,604,016	(5,559,417)	2,216,194	(3,343,223)

g)       Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

18)  Earnings per share

1.     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2017	2016 (1)	2015 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	8,157,920	8,542,147	8,652,905
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,931,444	9,352,102	9,480,001
Weighted average number of common shares outstanding (thousands)	3,049,991	3,049,991	3,050,156
Weighted average number of preferred shares outstanding (thousands)	3,035,625	3,035,625	3,037,917
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.67	2.80	2.84
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.94	3.08	3.12

(1)    All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2017, in the proportion of one new share for every 10 shares held.

2.     Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

Bradesco       F-107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)  Cash and cash equivalents

a) Cash and balances with banks

	R$ thousand
	On December 31
	2017	2016
Cash and due from banks in domestic currency	12,939,852	12,432,290
Cash and due from banks in foreign currency	2,088,498	2,085,650
Compulsory deposits with the Central Bank (1)	66,714,226	58,036,531
Other	375	180
Total	81,742,951	72,554,651

(1)   Compulsory deposits with the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	On December 31
	2017	2016
Cash and due from banks in domestic currency	12,939,852	12,432,290
Cash and due from banks in foreign currency	2,088,498	2,085,650
Interbank investments (1)	141,025,717	166,712,307
Other	375	180
Total	156,054,442	181,230,427

(1)  Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$ 123,691,195 thousand (2016 – R$ 84,728,590 thousand) refers to reverse repurchase agreements registered as Financial assets pledged as collateral (Note 23) and R$ 17,334,522 thousand (2016 – R$ 81,983,717 thousand) as Loans and advances to banks.

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	On December 31
	2017	2016
Financial assets
Brazilian government securities	202,249,272	161,103,399
Bank debt securities	8,348,269	18,600,127
Corporate debt and marketable equity securities	12,339,790	10,383,682
Mutual funds	4,377,508	4,303,781
Brazilian sovereign bonds	307	1,358,025
Foreign governments securities	528,010	635,390
Derivative financial instruments	13,866,885	16,755,442
Total	241,710,041	213,139,846

Maturity

	R$ thousand
	On December 31
	2017	2016
Maturity of up to one year	31,617,538	35,002,911
Maturity of one to five years	146,527,365	134,589,655
Maturity of five to 10 years	53,763,561	29,299,698
Maturity of over 10 years	2,409,723	6,537,358
Maturity not stated	7,391,854	7,710,224
Total	241,710,041	213,139,846

           F-108     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 801,182   thousand and R$ 6,282,141 thousand in 2017 and December 2016, respectively, as disclosed in Note 23 "Financial assets pledged as collateral”.

The total assets held for trading pledged as a guarantee of liabilities was R$ 5,874,620 thousand (December 2016 – R$ 5,846,093 thousand).

Unrealized gains/(losses) on securities and trading securities totaled R$ (4,745,888) thousand in 2017 (2016 – R$ (9,404,052) thousand and 2015 – R$ R$ 7,425,562 thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$ (4,658,164) thousand in 2017 (2016 - R$ (1,978,490) thousand and 2015 - R$ (8,303,360) thousand).

b) Financial liabilities held for trading

	R$ thousand
	On December 31
	2017	2016
Derivative financial instruments	14,274,999	13,435,678
Total	14,274,999	13,435,678

c) Derivative financial instruments

The Organization enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

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

Bradesco       F-109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iv)  Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

           F-110     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	On December 31		On December 31
	2017	2016	2017	2016
Futures contracts
• Interest rate futures
Purchases	96,081,180	111,026,397	3,586	9,022
Sales	132,837,699	94,677,587	(154,188)	(19,163)
• In foreign currency
Purchases	48,376,597	27,399,904	1,243	-
Sales	67,238,635	58,690,018	(1,003)	-
• Other
Purchases	163,224	48,291	162	-
Sales	113,772	967	(114)	-

Options
• Interest rates
Purchases	10,663,668	5,467,042	101,214	260,565
Sales	9,616,129	4,755,788	(535,748)	(193,768)
• In foreign currency
Purchases	7,335,027	7,567,515	605,028	57,533
Sales	10,274,094	2,836,294	(409,587)	(62,356)
• Other
Purchases	443,443	27,500	34,013	2,708
Sales	228,141	-	(20,188)	(6,533)

Forward operations
• In foreign currency
Purchases	10,372,477	16,633,033	218,019	1,599,401
Sales	14,947,271	18,036,706	(358,995)	(1,088,041)
• Other
Purchases	114,020	48,911	497,987	1,586,061
Sales	635,522	1,588,245	(147,138)	(1,581,169)

Swap contracts
• Asset position
Interest rate swaps	56,636,856	72,297,999	11,065,095	9,799,949
Currency swaps	6,161,641	7,276,143	1,340,538	3,645,707
• Liability position
Interest rate swaps	31,454,647	36,746,464	(11,030,003)	(3,718,282)
Currency swaps	14,288,568	14,201,872	(1,618,035)	(6,766,366)

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

The Organization has the following economic hedging transactions:

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

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives are presented in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of

           F-112     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	101,822,760	1,881,077	(422,079)	103,281,758
Corporate debt securities	40,875,928	836,715	(1,734,013)	39,978,630
Bank debt securities	1,251,066	169,142	(236,355)	1,183,853
Brazilian sovereign bonds	719,494	27,326	(18,693)	728,127
Foreign governments securities	3,210,554	175	(8,182)	3,202,547
Marketable equity securities and other stocks	11,302,834	620,896	(885,923)	11,037,807
Balance on December 31, 2017	159,182,636	3,535,331	(3,305,245)	159,412,722

Brazilian government securities	58,484,065	1,323,156	(609,193)	59,198,028
Corporate debt securities	43,821,686	1,011,275	(2,690,253)	42,142,708
Bank debt securities	1,626,211	121,745	(188,913)	1,559,043
Brazilian sovereign bonds	395,626	7,319	(1,731)	401,214
Marketable equity securities and other stocks	9,966,872	389,291	(538,602)	9,817,561
Balance on December 31, 2016	114,294,460	2,852,786	(4,028,692)	113,118,554

Maturity

	R$ thousand
	On December 31, 2017		On December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	31,635,369	31,167,067	12,690,168	11,905,872
From 1 to 5 years	83,579,399	83,816,085	60,071,806	60,251,675
From 5 to 10 years	16,004,079	16,363,350	19,677,065	18,994,970
Over 10 years	16,660,955	17,028,413	11,888,549	12,148,476
No stated maturity	11,302,834	11,037,807	9,966,872	9,817,561
Total	159,182,636	159,412,722	114,294,460	113,118,554

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 59,482,796 thousand and R$ 64,275,415 thousand in 2017 and 2016, respectively, as disclosed in Note 23 "Financial Assets Pledged as Collateral".

In 2017, the Organization maintained a total of R$ 4,391,259 thousand (2016 – R$ 5,517,516 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in Note 2(f)(viii)(b) and in 2017 there was objective evidence of loss registered in financial assets available for sale in the amount of R$ 1,729,039 thousand in 2017 (2016 - R$ 2,106,107 thousand and 2015 - R$ 424,522 thousand), included in Note 9.

Bradesco       F-113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	26,738,940	2,442,844	(6,489)	29,175,295
Corporate debt securities	12,259,564	126,092	(421,874)	11,963,782
Brazilian sovereign bonds	7,614	-	(420)	7,194
Balance on December 31, 2017	39,006,118	2,568,936	(428,783)	41,146,271

Securities:
Brazilian government securities	30,241,947	2,918,273	(306,566)	32,853,654
Corporate debt securities	12,739,187	28,750	(1,388,614)	11,379,323
Brazilian sovereign bonds	20,894	878	-	21,772
Balance on December 31, 2016	43,002,028	2,947,901	(1,695,180)	44,254,749

Maturity

	R$ thousand
	On December 31, 2017		On December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	29,412	28,998	-	-
From 1 to 5 years	10,284,940	11,070,179	12,932,440	13,133,746
From 5 to 10 years	1,933,866	1,840,428	3,068,980	2,905,497
Over 10 years	26,757,900	28,206,666	27,000,608	28,215,506
Total	39,006,118	41,146,271	43,002,028	44,254,749

Financial instruments pledged as collateral and classified as held to maturity, totaled R$ 431 thousand in 2016, as disclosed in Note 23 - "Assets Pledged as Collateral".

In 2017, the Organization maintained a total of R$ 2,005 thousand (R$1,825 thousand in 2016) as investments held to maturity   pledged as a guarantee for liabilities.

We applied our Impairment policy, described in Note 2(f)(viii)(b), and in 2017 there was objective evidence of loss in our investments held to maturity in the amount of R$ 54,520 thousand.

           F-114     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)  Financial assets pledged as collateral

	R$ thousand
	On December 31
	2017	2016
Held for trading	801,182	6,282,141
Brazilian government securities	801,182	6,282,141
Available for sale (1)	59,482,796	64,275,415
Brazilian government securities	53,039,884	55,530,423
Corporate debt securities	825,287	3,899,878
Bank debt securities	4,904,070	4,742,273
Brazilian sovereign bonds	713,555	102,841
Held to maturity	-	431
Brazilian government securities	-	431
Loans and advances to banks	123,691,195	84,728,590
Interbank investments (2)	123,691,195	84,728,590
Total	183,975,173	155,286,577

(1)  In 2017, includes unrealized gains of R$ 3,246,351 thousand (2016 - R$ 2,052,366 thousand) and unrealized losses of R$ 557,974  thousand (2016 - R$ 1,443,642 thousand); and

(2)  Refers to reverse repurchase agreements in which the underlying security has subsequently been sold  in a separate repurchase agreement.

Collateral is a conditional commitment to ensure that the contractual clauses of a repurchase agreements are complied with. In these agreements, the amount of R$ 178,964,158 thousand (2016 – R$ 147,673,043 thousand) may be repledged and R$ 5,011,015 thousand (2016 – R$ 7,613,534 thousand), sold or repledged.

24)  Loans and advances to banks

	R$ thousand
	On December 31
	2017	2016
Repurchase agreements	21,045,591	85,178,146
Loans to financial institutions	11,207,614	9,667,388
Impairment of loans and advances	(5,481)	(7,398)
Total	32,247,724	94,838,136

Bradesco       F-115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)  Loans and advances to customers

	R$ thousand
	On December 31
	2017	2016
Working capital	52,700,584	60,390,890
Personal credit (1)	60,570,146	56,255,740
Housing loans	59,963,375	60,458,038
Financing and export	38,272,982	41,983,307
Onlending BNDES/Finame	30,655,666	35,816,560
Credit card	37,568,984	37,407,733
Vehicle loans	24,741,298	23,699,948
Rural loans	13,642,478	14,422,799
Import	5,318,042	7,140,346
Overdraft for corporates	6,587,239	8,583,285
Receivable insurance premiums	4,301,472	5,517,932
Overdraft for individuals	3,582,020	4,209,637
Leasing	2,249,859	2,738,611
Other	33,659,520	33,459,047
Total portfolio	373,813,665	392,083,873
Impairment of loans and advances	(27,055,566)	(24,780,839)
Total of net loans and advances to customers	346,758,099	367,303,034

(1)    Includes in 2017 R$ 43,968,511 thousand related to payroll loans (2016 – R$ 38,804,196 thousand).

Allowance for loans and advances to customers

	R$ thousand
	2017	2016
At the beginning of the year	24,780,839	25,455,204
Impairment of loans and advances	16,860,835	15,350,278
Recovery of credits charged-off as losses	7,034,857	5,507,507
Write-offs	(21,620,965)	(21,532,150)
At the end of the year	27,055,566	24,780,839

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	On December 31
	2017	2016
Gross investments in financial leases receivable:
Up to one year	1,118,286	1,418,546
From one to five years	1,082,149	1,279,347
Over five years	49,424	40,718
Impairment loss on finance leases	(146,812)	(186,594)
Net investment	2,103,047	2,552,017

Net investments in finance leases:
Up to one year	1,034,188	1,300,659
From one to five years	1,021,089	1,212,322
Over five years	47,770	39,036
Total	2,103,047	2,552,017

           F-116     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)  Non-current assets held for sale

	R$ thousand
	On December 31
	2017	2016
Assets not for own use
Real estate	1,250,380	1,262,126
Vehicles and similar	262,774	308,357
Machinery and equipment	2,037	5,529
Other	5,782	2,954
Total	1,520,973	1,578,966

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

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associates and joint ventures

a.   Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,832,660	1,219,202	76,403,596	13,151,540	71,020,292	6,833,491	2,561,394	4,056,077
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	543,025	182,432	8,512,491	6,124,173	10,138,711	947,514	3,550,438	1,197,846
Fleury S.A. (3) (6)	16.28%	16.28%	692,380	46,791	1,389,026	2,224,500	615,510	1,263,331	2,609,717	287,414
Aquarius Participações S.A. (7)	49.00%	49.00%	263,630	116,070	242,617	532,707	237,305	-	38	236,878
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,649	(22,637)	3,588,848	1,283,453	3,565,394	726,468	5,432,770	(113,185)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	118,781	16,530	285,871	118,394	33,305	8,320	61,185	39,498
NCR Brasil Indústria de Equipamentos para Automação S.A. (3) (9)	49.00%	49.00%	46,039	4,108	221,809	28,788	141,520	-	1,270	8,384
Tecnologia Bancária S.A. (3)	24.32%	24.32%	108,752	10,209	242,480	75,702	590,872	496,090	2,534,235	41,973
Swiss Re Corporate Solutions Brasil (Nota 43-5) (3)	40.00%	40.00%	463,400	(26,437)	2,178,209	1,511,924	2,411,600	437,278	490,079	(66,093)
Gestora de Inteligência de Crédito S.A. (Nota 43-1) (3)	20.00%	20.00%	29,513	(4,642)	118,961	43,253	18,594	-	-	(23,210)
Other (3)	-	-	7,129	2,361	-	-	-	-	-	-
Total investments in associates			7,210,958	1,543,987	93,183,908	25,094,434	88,773,103	10,712,492	17,241,126	5,665,582

Elo Participações S.A. (10)	50.01%	50.01%	978,195	162,070	420,804	1,776,837	96,763	3,967	18,708	324,075
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	68,231	12,393	339,236	119,406	324,764	-	161,107	24,786
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(39)	2,198	1,612	2	3,881	227	(78)
Total investments in joint ventures			1,046,426	174,424	762,238	1,897,855	421,529	7,848	180,042	348,783
Total on December 31, 2017			8,257,384	1,718,411	93,946,146	26,992,289	89,194,631	10,720,340	17,421,168	6,014,365

           F-118     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	4,108,743	1,204,520	13,699,378	10,654,621	15,004,712	-	392,167	4,007,233
IRB - Brasil Resseguros S.A. (3) (4)	20.51%	20.51%	662,460	132,668	8,484,793	5,828,133	10,238,221	844,876	3,185	646,823
Fleury S.A. (3) (6)	16.39%	16.39%	651,906	17,506	1,343,162	2,021,981	429,411	1,166,607	2,045,898	106,829
Aquarius Participações S.A. (7)	49.00%	49.00%	263,632	73,640	150,233	538,267	150,474	-	-	150,286
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	127,922	1,596	8,187,596	493,325	8,041,309	-	4,243,442	7,980
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	102,251	18,517	247,475	109,390	44,890	-	22,642	44,246
Tecnologia Bancária S.A. (3)	24.32%	24.32%	98,543	71,232	193,546	1,117,398	499,341	406,459	686,800	292,862
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	73,789	(7,024)	171,823	27,780	111,755	-	330,985	(14,335)
Empresa Brasileira de Solda Elétrica S.A. (3) (9)	-	-	-	3,168	-	-	-	-	-	-
Total investments in associates			6,089,246	1,515,823	32,478,006	20,790,895	34,520,113	2,417,942	7,725,119	5,241,924

Elo Participações S.A.	50.01%	50.01%	849,355	198,457	352,179	1,596,527	107,627	-	18,879	396,835
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,174	8,721	443,978	3,883	317,298	-	164,026	17,442
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	(49)	3,538	-	3,532	-	256	(98)
Leader S.A. Adm. de Cartões de Crédito (3) (8)	-	-	-	(23,227)	-	-		-	-	-
Total investments in joint ventures			913,532	183,902	799,695	1,600,410	428,457	-	183,161	414,179
Total on December 31, 2016			7,002,778	1,699,725	33,277,701	22,391,305	34,948,570	2,417,942	7,908,280	5,656,103

Bradesco       F-119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	3,302,071	1,043,743	13,755,540	10,806,140	8,199,287	9,696,767	239,386	3,472,355
IRB - Brasil Resseguros S.A. (3) (4)	20.51%	20.51%	658,949	138,165	8,922	5,768	10,639	785	3,144	673,650
Fleury S.A. (6)	16.39%	16.39%	512,642	6,262	1,124,788	268,829	299,033	1,408,157	1,845	38,206
Fidelity Processadora S.A. (7)	49.00%	49.00%	254,785	68,312	450,267	402,702	332,997	-	19,546	139,412
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	130,248	(5,377)	7,227,947	563,950	7,140,656	-	13,834,551	(26,886)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	83,735	17,660	203,030	93,487	35,986	1,590	13,247	42,197
NCR Brasil S.A. (3)	49.00%	49.00%	80,357	7,101	206,315	27,146	134,533	-	71,177	14,492
Empresa Brasileira de Solda Elétrica S.A. (3)	49.00%	49.00%	33,954	(5,769)	101,151	48,161	47,519	32,499	115,874	(11,774)
Integritas Participações S.A. (3) (5)	-	-	-	4,778	10,647	741,803	2,534	4,066	828	18,983
Total investments in associates			5,056,741	1,274,875	23,088,607	12,957,986	16,203,184	11,143,864	14,299,598	4,360,635

Elo Participações S.A.	50.01%	50.01%	686,951	243,073	223,332	1,438,988	144,169	15	14,669	486,049
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	65,030	10,400	439,594	4,301	312,036	-	158,124	20,800
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	6,551	716	380,801	11,362	379,061	-	313,065	1,432
Leader S.A. Adm. de Cartões de Crédito (3) (8)	50.00%	50.00%	52	(1,013)	2,920	278	3,095	-	1,790	(2,026)
Total investments in joint ventures			758,584	253,176	1,046,647	1,454,929	838,361	15	487,648	506,255
Total on December 31, 2015			5,815,325	1,528,051	24,135,254	14,412,915	17,041,545	11,143,879	14,787,246	4,866,890

(1)     Revenues from financial intermediation or services;

(2)     Brazilian company, services provider related to credit and debit cards and other means of payment. In 2017, the Organization received R$ 582,483 thousand of dividends and interest on capital of this investment. In financial statements, Cielo S.A. presented R$ 8,814 thousand of other comprehensive income;

(3)     Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4)     Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

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

(9)     In 2017, impairment losses were recognized in associates and joint control companies, in the amount of R$ 31,868 thousand, on the investment in NCR Brasil S.A. (In 2016, R$ 37,122 on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.); and

(10)   Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2017, the Organization received R$ 46,820 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$ 8,109 thousand of other comprehensive income.

           F-120     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2017, with the exception of Cielo S.A., IRB – Brasil Resseguros S.A. (IRB) and Fleury S.A, the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of investments totaled R$22,340,660 thousand (2016 - R$ 18,980,026 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associates

	R$ thousand
	2017	2016
Initial balances	7,002,778	5,815,325
Acquisitions (1)	524,155	376,434
Spin-off of associates (2)	(170,006)	-
Transfer (3)	5,953	(166,294)
Equity in net income of associates	1,718,411	1,699,725
Dividends/Interest on capital	(802,662)	(655,920)
Impairment (4)	(31,868)	(37,122)
Other	10,623	(29,370)
At the end of the year	8,257,384	7,002,778

(1)    In 2017, it includes the acquisition of interest in (i) Swiss Re Corporate Solutions Brasil; and in (ii) GIC - Gestora de Inteligência de Crédito (In 2016, there was capital increase in Cia. Leader S.A. Administradora de Cartões de Crédito);

(2)    Disposal partial sale of the IRB (Note 43-6);

(3)    In 2016, the investment of Cia. Leader S.A. Administradora de Cartões de Crédito began to be consolidated after acquisition of 50% of the company; and

(4)    In 2017, there were losses on impairment in affiliates and joint ventures, in the amount of R$ 31,868 thousand (R$ 37,122 thousand - 2016).

28)  Property and equipment

a)  Composition of property and equipment by class

	R$ thousand
	Annual rate	Cost	Accumulated depreciation	Net
Buildings	4%	2,153,407	(483,266)	1,670,141
Land	-	982,720	-	982,720
Installations, properties and equipment for use	10%	5,450,939	(2,667,455)	2,783,484
Security and communication systems	10%	349,228	(213,879)	135,349
Data processing systems	20%	3,950,625	(2,329,028)	1,621,597
Transportation systems	20%	86,705	(48,246)	38,459
Financial leasing of data processing systems	20%	3,431,868	(2,231,143)	1,200,725
Balance on December 31, 2017		16,405,492	(7,973,017)	8,432,475

Buildings	4%	2,153,351	(454,426)	1,698,925
Land	-	1,027,535	-	1,027,535
Installations, properties and equipment for use	10%	5,187,160	(2,314,715)	2,872,445
Security and communication systems	10%	325,835	(192,974)	132,861
Data processing systems	20%	3,504,229	(2,067,981)	1,436,248
Transportation systems	20%	86,639	(40,034)	46,605
Financial leasing of data processing systems	20%	3,229,513	(2,047,016)	1,182,497
Balance on December 31, 2016		15,514,262	(7,117,146)	8,397,116

Depreciation charges in 2017 amounted to R$ 1,237,328 thousand (2016 - R$ 1,141,636 thousand).

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

Bradesco       F-121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116
Additions	117,888	41,777	754,606	31,134	947,314	4,926	1,897,645
Write-offs	(53,151)	(86,592)	(323,217)	(2,540)	(86,469)	(100)	(552,069)
Impairment	(73,568)	-	(502)	(1,836)	(3,288)	-	(79,194)
Depreciation	(28,840)	-	(521,663)	(24,270)	(649,583)	(12,972)	(1,237,328)
Transfer	8,887	-	1,815	-	(4,397)	-	6,305
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475

Balance on December 31, 2015	582,602	448,020	2,788,330	59,086	1,556,160	70,237	5,504,435
Balance originating from an acquired institution (2)	752,619	586,971	320,949	77,196	60,065	-	1,797,800
Additions	81,809	897	974,089	22,721	1,696,318	3,487	2,779,321
Write-offs	(30,341)	(8,353)	(402,316)	(4,804)	(62,386)	(1,627)	(509,827)
Impairment	-	-	-	-	(20,543)	(12,434)	(32,977)
Depreciation	(30,179)	-	(466,192)	(21,338)	(610,869)	(13,058)	(1,141,636)
Transfer	342,415	-	(342,415)	-	-	-	-
Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116

(1)   Includes financial lease of data processing systems; and

(2)   HSBC Brasil.

           F-122     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526
Additions/(reductions)	-	2,549,335	1,203,313	-	(8,944)	3,743,704
Impairment (3)	-	-	(30,683)	-	-	(30,683)
Amortization	-	(1,000,894)	(1,327,456)	(1,000,234)	(2,656)	(3,331,240)
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307

Balance on December 31, 2015	723,526	2,260,033	3,639,825	709,463	76,788	7,409,635
Balance originating from an acquired institution (2)	4,221,787	264,349	288,826	3,993,743	4,840	8,773,545
Additions/(reductions)	-	930,190	1,284,041	-	129,266	2,343,497
Impairment (3)	-	-	(212,374)	-	-	(212,374)
Amortization	-	(951,115)	(1,055,074)	(344,283)	(166,305)	(2,516,777)
Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526

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

Bradesco       F-123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	On December 31
	2017	2016
Banking	4,651,347	4,651,347
Insurance, pension and capitalization bonds	293,966	293,966
Total	4,945,313	4,945,313

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2017,2016 and 2015.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 7.1% p.a. (7.6% p.a. in 2016). The forecast cash flows have been discounted at a rate of 13.6% p.a. (12.9% p.a. in 2016).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	On December 31
	2017	2016
Foreign exchange transactions (1)(4)	17,279,327	17,455,821
Debtors for guarantee deposits (2)(4)	17,840,698	16,372,044
Negotiation and intermediation of securities (4)	1,741,524	1,954,484
Trade and credit receivables (4)	3,016,225	1,813,144
Deferred acquisition cost (insurance) – Note 35f	1,070,108	1,750,244
Other debtors	3,736,743	2,781,206
Prepaid expenses	1,244,602	1,324,362
Income receivable (4)	1,841,709	1,575,698
Interbank and interdepartmental accounts	1,480,291	949,730
Other (3)	1,602,760	1,193,637
Total	50,853,987	47,170,370

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

           F-124     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2017	2016
Demand deposits	1,030,292	898,877
Interbank deposits	2,168,625	588,872
Securities sold under agreements to repurchase	233,467,544	241,978,931
Borrowings	18,521,713	22,165,415
Onlending	30,769,294	36,030,587
Total	285,957,468	301,662,682

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2017	2016
Demand deposits	33,058,324	32,521,234
Savings deposits	103,332,697	97,088,828
Time deposits	125,617,424	103,137,867
Total	262,008,445	232,747,929

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	On December 31
	2017	2016
Instruments Issued – Brazil:
Real estate credit notes	27,020,911	26,955,574
Agribusiness notes	10,973,682	9,116,292
Financial bills	93,570,141	108,512,908
Subtotal	131,564,734	144,584,774
Securities – Overseas:
Euronotes (1)	634,549	2,785,654
Securities issued through securitization – (item (b))	2,606,322	3,286,342
Subtotal	3,240,871	6,071,996
Structured Operations Certificates	368,485	445,168
Total	135,174,090	151,101,938

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

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Nominal amount	Maturity	On December 31
				2017	2016
Securitization of the future flow of payment orders received from abroad	06,3,2008	836,000	22,5,2017	-	87,183
	19,12,2008	1,168,500	20,2,2019	348,524	698,551
	17,12,2009	89,115	20,2,2020	49,594	74,487
	20,8,2010	307,948	21,8,2017	-	60,938
	29,9,2010	170,530	21,8,2017	-	34,810
	16,11,2011	88,860	20,11,2018	26,068	60,989
	16,11,2011	133,290	22,11,2021	139,678	177,095
	23,12,2015	390,480	21,11,2022	330,311	348,110
	23,12,2015	390,480	20,11,2020	318,934	348,662
	02,2,2016	889,725	22,2,2021	871,260	872,710
	30,3,2016	533,835	22,2,2021	521,953	522,807
Total		4,998,763		2,606,322	3,286,342

(1)    Prepaid.

           F-126     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

a)     Composition of subordinated debt

	On December 31 - R$ thousand
	Original term in years	Nominal amount	2017	2016
In Brazil:
Subordinated CDB:
2019	10	20,000	62,303	56,200
Financial bills:
2017 (1)	6	8,630,999	-	11,075,463
2018	6	8,262,799	10,130,108	9,875,551
2019	6	21,858	36,139	33,402
2017 (1)	7	40,100	-	95,872
2018	7	141,050	316,757	293,357
2019	7	3,172,835	3,436,734	3,423,463
2020	7	1,700	2,801	2,612
2022	7	4,305,011	5,597,559	5,050,633
2023	7	1,359,452	1,699,872	1,522,243
2024 (2)	7	67,450	73,861	-
2018	8	50,000	119,417	112,038
2019	8	12,735	28,184	25,212
2020	8	28,556	54,383	49,498
2021	8	1,236	2,027	1,896
2023	8	1,706,846	2,265,488	2,015,625
2024	8	136,695	159,205	143,415
2025 (2)	8	6,193,653	6,624,611	-
2021	9	7,000	13,125	11,813
2024	9	4,924	6,611	5,806
2025	9	400,944	457,679	417,641
2021	10	19,200	40,429	37,191
2022	10	54,143	99,338	91,314
2023	10	688,064	1,070,085	1,011,423
2025	10	284,137	392,376	342,886
2026	10	361,196	438,776	392,886
2027 (2)	10	258,743	273,498	-
2026	11	3,400	4,271	4,001
2027	11	47,046	53,996	48,566
2028 (2)	11	74,764	77,079	-
Perpetual	-	5,000,000	5,004,967	5,015,870
Subtotal in Brazil			38,541,679	41,155,877
Overseas:
2019	10	1,333,575	2,520,963	2,482,631
2022	10	1,886,720	3,697,115	5,333,373
2021	11	2,766,650	5,419,644	3,639,183
Subtotal overseas			11,637,722	11,455,187
Total (3)			50,179,401	52,611,064

(1)  Subordinated debt transactions that matured in 2017; and

(2)  New issuances of financial bills in 2017, referring to subordinated debt.

b)    Net movement of subordinated debt

	R$ thousand
	2017	2016
Initial balances	52,611,064	50,282,936
Balance originating from an acquired institution	-	1,401,348
Issuances	6,594,610	3,787,207
Interest	5,100,017	6,298,555
Payments and other	(14,126,290)	(9,158,982)
At the end of the year	50,179,401	52,611,064

Bradesco       F-127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,051,507	912,764	207,818,859	184,594,055	208,870,366	185,506,819
Mathematical reserve for vested benefits	265,727	210,855	9,367,712	8,989,482	9,633,439	9,200,337
Reserve for claims incurred but not reported (IBNR)	3,159,967	2,770,507	1,030,107	1,264,115	4,190,074	4,034,622
Unearned premium reserve	4,068,716	4,265,155	567,369	574,544	4,636,085	4,839,699
Reserve for unsettled claims	4,291,432	4,645,468	1,588,489	1,682,147	5,879,921	6,327,615
Reserve for financial surplus	-	-	514,199	554,505	514,199	554,505
Other technical provisions	1,996,206	2,048,355	3,369,300	3,328,048	5,365,506	5,376,403
Total reserves	14,833,555	14,853,104	224,256,035	200,986,896	239,089,590	215,840,000

(1)  “Other technical provisions” - Insurance basically refers to the technical provisions of the “personal health” portfolio;

(2)  Includes personal insurance and pension plans; and

(3) “Other technical provisions” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”.

           F-128     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension (1)		Total
	On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016
Health	9,754,024	8,559,137	-	-	9,754,024	8,559,137
Auto / Liability Insurance	3,156,847	3,126,232	-	-	3,156,847	3,126,232
DPVAT (Personal Injury Caused by Automotive Vehicles)	506,161	471,288	3,100	2,944	509,261	474,232
Life	-	-	10,018,884	9,336,759	10,018,884	9,336,759
RE (Elementary branch)	1,416,523	2,696,447	-	-	1,416,523	2,696,447
Free Benefits Generating Plan - PGBL	-	-	35,087,618	32,605,459	35,087,618	32,605,459
Free Benefits Generating Life - VGBL	-	-	158,746,205	138,670,739	158,746,205	138,670,739
Tradicional plans	-	-	20,400,228	20,370,995	20,400,228	20,370,995
Total technical provisions	14,833,555	14,853,104	224,256,035	200,986,896	239,089,590	215,840,000

(1) Includes personal and pension insurance operations.

c)   Technical provisions by aggregated products

	R$ thousand
	On December 31
	2017	2016
Insurance – Vehicle, Elementary Lines, Life and Health	24,855,539	24,192,807
Insurance – Life with Survival Coverage (VGBL)	158,746,205	138,670,739
Pensions – PGBL and Traditional Plans	47,623,322	45,557,528
Pensions – Risk Traditional Plans	7,864,524	7,418,926
Total	239,089,590	215,840,000

Bradesco       F-129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	31,611,733	27,844,231
(-) DPVAT insurance	(473,579)	(333,699)
Subtotal at beginning of the year	31,138,154	27,510,532
Additions, net of reversals	28,542,623	28,700,765
Payment of claims, benefits and redemptions	(27,156,197)	(26,449,844)
Adjustment for inflation and interest	648,898	1,376,701
Partial spin-off of large risk portfolio	(961,513)	-
Subtotal at end of the period	32,211,965	31,138,154
(+) DPVAT insurance	508,098	473,579
At the end of the year	32,720,063	31,611,733

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	138,670,739	106,248,597
Receipt of premiums net of fees	28,577,437	35,824,651
Payment of benefits	(28,758)	(47,379)
Payment of redemptions	(18,985,242)	(16,674,828)
Adjustment for inflation and interest	13,468,401	14,660,738
Others	(2,956,372)	(1,341,040)
At the end of the year	158,746,205	138,670,739

(iii)          Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	45,557,528	36,848,112
Receipt of premiums net of fees	3,446,148	7,412,759
Payment of benefits	(759,949)	(696,056)
Payment of redemptions	(2,962,505)	(2,438,351)
Adjustment for inflation and interest	3,656,452	4,808,394
Others	(1,314,352)	(377,330)
At the end of the year	47,623,322	45,557,528

           F-130     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016
Total technical provisions	14,833,555	14,853,104	224,256,035	200,986,896	239,089,590	215,840,000
(-) Deferred acquisition cost PPNG reducers	(138,780)	(237,104)	-	-	(138,780)	(237,104)
(-) Portion corresponding to contracted reinsurance	(153,137)	(947,159)	(14,123)	(41,191)	(167,260)	(988,350)
(-) Deposits retained at IRB and court deposits	-	(16)	-	-	-	(16)
(-) Receivables	(925,999)	(1,068,329)	-	-	(925,999)	(1,068,329)
(-) Unearned premium reserve – Health and dental insurance (1)	(1,268,243)	(1,182,152)	-	-	(1,268,243)	(1,182,152)
(-) Reserves from DPVAT agreements	(502,491)	(465,568)	-	-	(502,491)	(465,568)
To be insured	11,844,905	10,952,776	224,241,912	200,945,705	236,086,817	211,898,481

Investment fund quotas (VGBL and PGBL) (2)	-	-	190,639,798	168,337,785	190,639,798	168,337,785
Investment fund quotas (excluding VGBL and PGBL)	5,076,006	7,164,637	21,639,087	23,273,027	26,715,093	30,437,664
Government securities	9,011,657	5,882,012	18,608,194	14,187,009	27,619,851	20,069,021
Private securities	18,203	93,287	164,338	169,440	182,541	262,727
Shares	3,227	2,325	1,716,401	1,728,856	1,719,628	1,731,181
Total technical provision guarantees	14,109,093	13,142,261	232,767,818	207,696,117	246,876,911	220,838,378

(1) Deduction provided for in article 4 of Normative Resolution ANS no. 392/15; and

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements.

Bradesco       F-131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	1,750,244	1,945,238
Additions	1,586,888	1,940,226
Reversals	(2,250,844)	(2,135,220)
At the end of the year	1,070,108	1,750,244

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	1,186,194	1,144,506
Additions	186,867	667,908
Reversals	(139,641)	(485,724)
Recovered insurance losses	(259,433)	(173,908)
Adjustment for inflation and interest	(411)	43,790
Partial spin-off of large risk portfolio	(721,428)	-
Other (1)	(754,362)	(10,378)
At the end of the year	219,214	1,186,194

(1)    Includes the transfer of part of the operation of the large risk portfolio (Note 43).

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

           F-132     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Amount estimated for the claims:
· In the year after notification	4,482,979	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	3,708,479	4,160,984	3,821,255	3,481,275	-
· One year after notification	4,679,108	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	2,848,361	3,456,642	4,028,967	3,640,897	-	-
· Two years after notification	4,711,861	1,088,069	2,018,329	2,387,075	2,604,738	3,021,698	2,809,942	3,464,389	3,989,904	-	-	-
· Three years after notification	4,783,290	1,094,795	2,015,921	2,403,020	2,604,061	3,041,626	2,839,210	3,436,234	-	-	-	-
· Four years after notification	4,845,834	1,102,364	2,046,000	2,418,649	2,600,194	3,071,989	2,813,496	-	-	-	-	-
· Five years after notification	4,902,275	1,102,595	2,044,644	2,428,252	2,625,442	2,888,296	-	-	-	-	-	-
· Six years after notification	4,956,618	1,127,609	2,056,612	2,431,363	2,621,044	-	-	-	-	-	-	-
· Seven years after notification	4,982,993	1,140,708	2,072,169	2,419,614	-	-	-	-	-	-	-	-
· Eight years after notification	5,028,742	1,158,436	2,057,911	-	-	-	-	-	-	-	-	-
· Nine years after notification	5,074,360	1,149,106	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	5,086,824	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2017)	5,086,824	1,149,106	2,057,911	2,419,614	2,621,044	2,888,296	2,813,496	3,436,234	3,989,904	3,640,897	3,481,275	33,584,601
Payments of claims	(5,064,293)	(1,022,199)	(2,042,673)	(2,390,739)	(2,586,371)	(2,835,738)	(2,753,035)	(3,355,681)	(3,879,707)	(3,491,476)	(2,766,457)	(32,188,369)
Outstanding Claims	22,531	126,907	15,238	28,875	34,673	52,558	60,461	80,553	110,197	149,421	714,818	1,396,232

Bradesco       F-133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	4,049,408	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	3,523,133	3,805,260	3,661,006	3,443,486	-
· One year after notification	4,107,420	846,124	1,773,092	2,235,404	2,417,095	2,695,513	2,648,135	3,306,665	3,695,713	3,541,988	-	-
· Two years after notification	4,157,532	835,214	1,766,152	2,232,926	2,401,407	2,696,091	2,622,005	3,317,745	3,671,224	-	-	-
· Three years after notification	4,225,589	844,636	1,769,942	2,251,003	2,418,057	2,705,326	2,658,925	3,323,339	-	-	-	-
· Four years after notification	4,285,309	850,115	1,791,739	2,268,293	2,425,973	2,729,230	2,659,375	-	-	-	-	-
· Five years after notification	4,338,449	857,121	1,797,090	2,281,206	2,452,938	2,746,804	-	-	-	-	-	-
· Six years after notification	4,390,840	868,958	1,810,770	2,291,650	2,459,251	-	-	-	-	-	-	-
· Seven years after notification	4,426,256	873,978	1,822,466	2,292,651	-	-	-	-	-	-	-	-
· Eight years after notification	4,466,917	884,796	1,824,085	-	-	-	-	-	-	-	-	-
· Nine years after notification	4,510,383	890,132	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,527,764	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2017)	4,527,764	890,132	1,824,085	2,292,651	2,459,251	2,746,804	2,659,375	3,323,339	3,671,224	3,541,988	3,443,486	31,380,099
Payments of claims	(4,505,614)	(880,207)	(1,809,102)	(2,265,943)	(2,424,679)	(2,694,553)	(2,599,885)	(3,243,342)	(3,563,269)	(3,393,389)	(2,736,036)	(30,116,019)
Liquid outstanding claims for reinsurance	22,150	9,925	14,983	26,708	34,572	52,251	59,490	79,997	107,955	148,599	707,450	1,264,080

           F-134     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	1,987,288	987,998	1,062,753	1,185,750	1,403,227	1,448,969	1,509,781	1,536,697	1,653,008	1,741,563	1,771,294	-
· One year after notification	2,004,988	1,000,730	1,082,779	1,183,274	1,386,518	1,431,243	1,491,911	1,568,941	1,648,842	1,755,802	-	-
· Two years after notification	2,038,732	1,020,530	1,105,401	1,195,472	1,393,915	1,447,741	1,525,941	1,570,227	1,644,051	-	-	-
· Three years after notification	2,075,972	1,018,008	1,100,970	1,185,871	1,406,376	1,450,511	1,514,898	1,495,266	-	-	-	-
· Four years after notification	2,079,897	1,017,316	1,109,079	1,198,856	1,406,472	1,454,750	1,516,747	-	-	-	-	-
· Five years after notification	2,081,301	1,015,902	1,119,669	1,198,607	1,416,009	1,459,181	-	-	-	-	-	-
· Six years after notification	2,086,778	1,017,807	1,118,181	1,197,508	1,417,352	-	-	-	-	-	-	-
· Seven years after notification	2,068,574	1,021,908	1,112,583	1,189,843	-	-	-	-	-	-	-	-
· Eight years after notification	2,076,228	1,024,349	1,115,707	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,094,047	1,020,756	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,140,849	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2017)	2,140,849	1,020,756	1,115,707	1,189,843	1,417,352	1,459,181	1,516,747	1,495,266	1,644,051	1,755,802	1,771,294	16,526,848
Payments of claims	(2,074,102)	(1,003,673)	(1,098,409)	(1,151,732)	(1,361,271)	(1,398,760)	(1,428,669)	(1,307,155)	(1,337,199)	(1,499,651)	(1,280,837)	(14,941,458)
Liquid outstanding claims for reinsurance	66,747	17,083	17,298	38,111	56,081	60,421	88,078	188,111	306,852	256,151	490,457	1,585,390

(1) The claims table does not include the products Health and Dental insurance – R$ 2,906,361 thousand, DPVAT insurance – R$ 86,592 thousand, Retrocession – R$ 21,722 thousand and salvage and reimbursement estimates - R$ (163,923) thousand.

Bradesco       F-135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Supplemental pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and directors of Bradesco and its subsidiaries equivalent to at least 4% of their salary and, from the company, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death). Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in run-off, the present value of the actuarial obligations of the plan is completely covered by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, to the former employees of Baneb, through Fundação Baneb de Seguridade Social – Bases.

Bradesco sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank S.A. – Banco Múltiplo), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Supplementary Pension Plan offered to the employees of Bradesco.

Kirton Bank S.A. – Banco Múltiplo, Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank S.A. – Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are Losango I Benefits Plan – Basic Part (modality of defined contribution), Losango I – Supplementary Part and PREVMAIS Losango Plan (modality of variable contribution), all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank S.A. – Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its overseas facilities, provides for its employees and administrators a pension plan, according to the norms established by the local authorities, that allows to accumulate financial resources throughout the professional career of the participant.

Expenses related to contributions made in the year ending December 31, 2017, totaled R$ 988,905 thousand (2016 - R$ 584,438 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled the amount of R$ 5,594,368 thousand in the year ending December 31, 2017 (2016 - R$ 3,826,715 thousand).

           F-136     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2017	2016
(i) Projected benefit obligations:
At the beginning of the year	2,141,393	1,162,005
Balance from an acquired institution	-	761,119
Cost of current service	186	(1,077)
Interest cost	227,980	181,595
Participant’s contribution	1,197	2,831
Actuarial gain/(loss)	144,624	182,762
Benefit paid	(192,042)	(147,842)
At the end of the year	2,323,338	2,141,393

(ii) Plan assets comprise:
At the beginning of the year	2,127,872	1,047,782
Balance from an acquired institution	-	883,858
Expected earnings	423,546	307,728
Contributions received:
Employer	14,957	33,515
Employees	1,197	2,831
Benefit paid	(192,043)	(147,842)
At the end of the year	2,375,529	2,127,872

(iii) Financial position:
Plans in deficit	(149,571)	(130,293)
Plans in surplus	201,762	116,772
Net balance	52,191	(13,521)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2017	2016	2015
Projected benefit obligations:
Cost of service	186	(1,077)	(579)
Cost of interest on actuarial obligations	227,980	181,595	133,385
Expected earnings from the assets of the plan	(227,360)	(174,937)	(120,960)
Net cost/(benefit) of the pension plans	806	5,581	11,846

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Benefit obligations and net periodic benefit cost for the years 2017 and 2016 for our subsidiaries, were determined using the following assumptions:

On December 31
	2017	2016
Discount rate (1)	8.5% - 10% p.a.	11.1% p.a.
Expected long-term rate of return on the assets	8.5% - 10% p.a.	11.1% p.a.
Increase in salary levels	4.3% p.a.	4.8% p.a.

(1)    In 2017, considering an inflation rate of 4.3% p.a. and a real discount rate of 4.0% - 5.5% p.a. (2016 – 4.8% and 6.0% p.a., respectively).

The long-term rate of return on plan assets is based on the following:

Bradesco       F-137

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	On December 31		On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016	2017	2016
Asset categories
Equities	-	-	4.7%	3.9%	-	-	17.3%	18.8%
Fixed income	92.7%	93.1%	90.6%	91.3%	100.0%	100.0%	82.7%	81.2%
Real estate	5.7%	5.3%	2.6%	2.7%	-	-	-	-
Other	1.6%	1.6%	2.1%	2.1%	-	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (8.5 – 10.0% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
9.5% - 11.0% p.a.	Increase of 1 p.p.	reduction	(256,532)
7.5% - 9.0% p.a.	Decrease of 1 b.p.	increase	303,154

37)  Provisions, contingent liabilities and contingent assets

a)      Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but of immaterial values, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws no 2,445/88 and no 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

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

           F-138     IFRS – International Financial Reporting Standards – 2017

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

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, pending final decision of the approval decision. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

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

Bradesco       F-139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 2,489,247 thousand (R$ 2,320,261 thousand in 2016): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law no 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/CSLL on losses of credits – R$ 1,614,663 thousand (R$ 1,913,208 thousand in 2016): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law no 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$ 1,466,469 thousand (R$ 1,385,456 thousand in 2016): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS Autonomous Brokers – R$ 643,655 thousand (R$ 901,171 thousand in 2016): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law no 8,212/91, as new wording in Law no 9,876/99;

-        INSS – Contribution to SAT – R$ 401,018 thousand (R$ 374,620 thousand in 2016):  thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioning the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree no 6,042/07; and

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

In 2017, the Organization adhered to the Special Tax Regularization Program (PERT), established by Provisional Measure (MP) No. 783/17, which provides for the settlement by means of payment and installment payment of its tax and social security obligations with the Brazilian Federal Revenue Service and the National Treasury Attorney-General’s Office (PGFN) of debts due up to April 30, 2017, resulting in a negative net effect of R$241,141 thousand in the Consolidated statement of income. On October 24, 2017, the MP No. 783/17 was converted into Law No. 1396/17 and was amended; however, no relevant impacts on the Organization.

In addition to this, Bradesco also adhered to the Incentivized Installment Payment Program (PPI-SP), Law No. 16,680/17 in order to promote the settlement of debts regarding such law as to taxable events occurred up to December 31,2016, resulting in the net negative effect of R$61,814 thousand.

           F-140     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security (1) (2)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,237
Indexation charges	637,263	484,447	500,719
Additions, net of reversals	1,002,559	830,642	(984,342)
Payments	(1,186,758)	(971,966)	(114,246)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368

Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Indexation charges	454,045	409,236	705,036
Additions, net of reversals	876,816	1,310,333	(1,236,705)
Balance originating from an acquired institution (3)	1,684,370	544,997	703,967
Payments	(961,941)	(1,464,076)	(97,986)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,237

(1)   Mainly include legal liabilities;

(2)   In 2017, there were reversals of provisions related to: (i) the PIS process, related to the remuneration of amounts unduly paid, in the amount of R$ 268,729 thousand; (ii) IRPJ / CSLL on credit losses, in the amount of R$ 408,730 thousand; and (iii) Favorable decision in the process of social security contribution on the remuneration paid to accredited dentists (INSS of Self-employed), in the amount of R$ 348,820 thousand and in 2016, there were reversals of a provisions relating to: i) the process of INSS of the self-employed of the Bradesco Saúde subsidiary, in the amount of R$ 1,081,528 thousand; ii) to the Pis process – EC 17, in the amount of R$ 242,242 thousand; and iii) offset by the provision for social security contributions on transfers to private pension plans, in the amount of R$ 215,668 thousand; and

(3)   HSBC Brasil.

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 6,264,741 thousand (R$ 5,894,504 thousand in 2016); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law no 9,718/98), in the amount of R$ 4,902,151 thousand (R$ 3,999,185 thousand in 2016); c) Leases companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 2,394,087 thousand (R$ 2,398,185 thousand in 2016) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2013, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$ 2,431,844 thousand (R$ 1,653,942 thousand in 2016); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law no 9,718/98), from acquired companies, amounting to R$ 1,399,506 thousand (R$ 1,317,238 thousand in 2016); f) IRPJ and

Bradesco       F-141

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 969,713 thousand (R$ 760,436 thousand in 2016); and g) IRPJ and CSLL deficiency note, amounting to R$ 489,687 thousand (R$ 459,962 thousand in 2016) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

38)  Other liabilities

	R$ thousand
	On December 31
	2017	2016
Financial liabilities
Credit card transactions (1)	26,163,066	23,717,936
Foreign exchange transactions (2)	17,085,029	17,975,291
Loan assignment obligations	8,454,076	8,761,827
Capitalization bonds	7,562,974	7,502,158
Securities trading	2,317,155	2,569,881
Liabilities for acquisition of assets – financial leasing (Note 38 a)	857,212	1,063,649

Other liabilities
Third party funds in transit (3)	7,211,038	7,068,452
Provision for payments	8,743,428	6,997,168
Sundry creditors	3,205,800	8,843,035
Social and statutory	4,524,457	4,631,237
Other taxes payable	1,466,306	1,528,980
Liabilities for acquisition of assets and rights	1,480,777	1,452,568
Other	8,745,506	4,853,333
Total	97,816,824	96,965,515

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leases and details of operating leases

	R$ thousand
	On December 31
	2017	2016
Due within one year	564,337	578,965
From 1 to 2 years	256,327	375,073
From 2 to 3 years	36,548	109,611
Total	857,212	1,063,649

Total non-cancellable minimum future payments due on operating leases in 2017 are R$ 7,923,649  thousand, of which R$ 832,991 thousand is due within 1 year, R$ 3,325,401 thousand between 1-5 years and R$ 3,765,257 thousand with more than 5 years.

           F-142     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2017	2016 (1)
Common	3,054,481,112	3,054,481,112
Preferred	3,054,480,793	3,054,480,793
Subtotal	6,108,961,905	6,108,961,905
Treasury (common shares)	(5,032,549)	(5,032,549)
Treasury (preferred shares)	(18,855,746)	(18,855,746)
Total outstanding shares	6,085,073,610	6,085,073,610

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2015 (1)	3,050,040,493	3,035,625,047	6,085,665,540
Shares acquired and not canceled	(591,930)		(591,930)
Number of shares outstanding on December 31, 2016 (1)	3,049,448,563	3,035,625,047	6,085,073,610
Number of shares outstanding on December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610

 (1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2017 in proportion of one new share for every 10 shares held.

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law no 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on April 18, 2017.

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

Bradesco       F-143

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

c)   Interest on shareholders’ equity / Dividends

Interest on shareholders' equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2017 the Organization distributed interest on shareholders' equity of R$ 7,204,344  thousand, being attributed to the shareholders, the gross amount per share of R$ 1.13 for common shares and R$ 1.25 for preferred shares (2016 - R$ 6,975,782 thousand, R$ 1.09 for common shares and R$ 1.20 for preferred shares).

           F-144     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Transactions with related parties

Related party transactions are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations.

The main transactions with related parties are presented as follows:

	R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2017	2016	2017	2016	2017	2016	2017	2016
Assets
Loans and advances to banks	-	-	724,369	1,033,479	-	-	724,369	1,033,479
Other assets	-	-	3,572	6,128	-	-	3,572	6,128
Liabilities
Deposits from customers	931,141	1,374,940	103,734	62,928	87,213	86,594	1,122,088	1,524,462
Funds from issuance of securities	6,632,932	5,755,615	244,082	398,549	1,405,203	823,527	8,282,217	6,977,691
Social and statutory	2,275,419	1,770,149	-	-	-	-	2,275,419	1,770,149
Other liabilities	-	-	8,827,877	13,704	-	-	8,827,877	13,704

	R$ thousand
	Controllers (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Revenues and expenses
Net interest income	(887,059)	(1,129,931)	(78,813)	40,671	(41,814)	(426)	(84,818)	(108,333)	(88,344)	(931,206)	(1,280,078)	(167,583)
Other revenues	-	-	-	441,381	360,286	337,070	-	-	-	441,381	360,286	337,070
Other expenses	(2,652)	(2,391)	(2,160)	(289,100)	(224,444)	(246,504)	-	-	-	(291,752)	(226,835)	(248,664)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 2; and

(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco       F-145

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco.

For 2017, the maximum amount of R$ 468,700  thousand was set for Management compensation and R$ 487,700 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB issued by BBD Participações S.A. and / or issued PN shares of Bradesco Bank S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2017	2016	2015
Salaries	456,262	441,592	309,864
Total	456,262	441,592	309,864

Post-employment benefits

	R$ thousand
	Years ended December 31
	2017	2016	2015
Defined contribution supplementary pension plans	473,663	251,250	311,670
Total	473,663	251,250	311,670

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

           F-146     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

b)   Equity participation

Together directly, members of the Board of Directors and Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2017	2016
Common shares	0.5%	0.7%
Preferred shares	1.0%	1.1%
Total shares (1)	0.8%	0.9%

(1)  In December 31, 2017, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers in Bradesco totaled 2.3% of common shares, 1.1% of preferred shares and 1.7% of all shares (2016 – 2.8% of common shares, 1.2% of preferred shares and 2.0% of all shares).

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2017	2016
Commitments to extend credit (1)	203,927,816	237,019,535
Financial guarantees (2)	78,867,348	78,949,483
Letters of credit for imports	294,229	329,015
Total	283,089,393	316,298,033

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

The contracts are subject to the same credit evaluations as other loans and advances. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

Bradesco       F-147

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of existing standards in future periods

•       IFRS 9 replaces the guidance in IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applied for financial instruments and will be adopted retrospectively on the effective date of the standard on January 1, 2018. IFRS 9 includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) new requirements on hedge accounting. The new standard maintains the principal existing guidance on the recognition and derecognition of financial instruments in IAS 39.

Pursuant to analysis made by the Organization, the estimated impacts from the adoption of IFRS 9 will represent, according to the best estimates, a reduction of approximately 2% (R$ 2,2 billion) of shareholders’ equity, net of tax effects.

(i)     Classification - Financial assets

IFRS 9 contains a new approach of classification and measurement of financial assets, where the entity considers not only the business model for the management of financial assets but also the features of contractual cash flow of the financial asset.

IFRS 9 eliminates the categories existing in IAS 39 and classifies the financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVTOCI); and (iii) measured at fair value through profit or loss (FVTPL).

Pursuant to IFRS 9, derivatives embedded in agreements where the host asset is in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification and usually classified as FVTPL.

Based on the evaluation, the Organization does not believe that the new classification requirements, when applied from January 1, 2018, will have material impact on the recording of accounts receivable, loans and advances, investments in debt securities and investments in equity securities measured at fair value.

On December 31, 2017, the Organization had equity investments classified as available for sale with fair value of R$ 11,038 millions which are held for long-term strategic purposes. Pursuant to IFRS 9, the Organization, on current best estimates, could designate these instruments as VJORA. Thus, all fair value gains and losses should be recorded in other comprehensive income, with no impairment losses recognized in the income (loss) and no gain or loss is recycled to the income (loss) upon realization.

(ii)    Impairment –Financial instruments

IFRS 9 replaces the model of “incurred losses” of IAS 39 with a prospective model of “expected losses”. This will require relevant judgment as to how changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities.

The new model of expected losses will apply to the financial instruments measured at amortized cost or VJORA (except for investments in equity instruments).

Pursuant to IFRS 9, the provisions for expected losses will be measured on one of the following bases:

− Expected loan losses for 12 months, that is, loan losses resulting from all possible events of default within 12 months from the report date; and

− Expected loan losses for the entire life, that is, loan losses resulting from all possible events of default over the expected life of a financial instrument.

           F-148     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The measurement of expected losses for the entire life is applied when the credit risk of a financial asset, on the report date, has significantly increased since its first recognition, and the measurement of loan loss for 12 months is applied when the loan risk has not significantly increased since its first recognition. An entity may determine that the loan risk of a financial asset did not significantly increase when the asset has low credit risk on the date of the report.

The Organization believes that impairment losses will increase and become more volatile than the current ones, for the assets assessed in the model of IFRS 9. Based on the methodology of allowance for loan losses adopted, the Organization estimated, on current best estimates, that the application of the impairment requirements of IFRS 9 on January 1, 2018 would result in additional allowance for loan losses, as described in the table below:

R$ millions
Provision for additional estimated credit losses on January 1, 2018
Credit portfolio (1)	3,829
Securities	842
Total gross additional provisions	4,671

(1) includes commitments and financial guarantees provided

The following analysis provides additional details on the methodology adopted and on the impact estimated on January 1, 2018.

Impairment of financial instruments

Expected loan losses were calculated based on experience of actual loan losses in the past years. The Organization calculated the rates of expected loan losses based on the features of each portfolio, that is, it used quantitative models for loans assessed in a group and a combination of quantitative and qualitative models for large companies.

The experience of actual loan losses was adjusted to reflect the differences between economic conditions during the period in which the historical data were collected, current conditions and the Organization’s view of future economic conditions.

The table below, on current best estimates, provides information on the estimated exposure to loan risk and expected loan losses and advances, commitments, financial collaterals provided and Private Debt Securities, on January 1, 2018.

		R$ millions
	Estimated Exposure to Credit Risk	Expected Loss	Expected Loss on Estimated Exposure to Credit Risk
Stage 1	432,416	7,688	2%
Stage 2	51,853	7,581	15%
Stage 3	37,277	17,779	48%
Total	521,546	33,048	6%

Stage 1: Financial instruments that do not present significant deterioration in credit quality;

Stage 2: Financial instruments that present significant deterioration in credit quality; and

Stage 3: Financial instruments that indicate that the obligation will not be fully honored.

With respect to Government Bonds, the Organization internally developed a study for loan risk evaluation of these bonds, which is not expected to be lost for the next 12 months, that is, there is no need of allowance for loan losses.

Bradesco       F-149

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)   Classification – Financial liabilities

IFRS 9 maintains most part of the requirements of IAS 39 regarding the classification of financial liabilities.

But, pursuant to IAS 39, the fair value variations of liabilities designated as FVTPL are recognized in the income (loss), whereas pursuant to IFRS 9, these changes of fair value should be presented as follows:

•      the fair value variation that is attributable to changes in the loan risk of financial liabilities should be presented in Other comprehensive income (OCI); and

•      the remaining value of the fair value variation should be presented in the income (loss).

The Organization does not intend, in its best current estimates, to assign financial liabilities to the VJR. The evaluation conducted by the Organization did not indicate any material impact if the requirements of IFRS 9, regarding the classification of financial liabilities, were applied on January 1, 2018.

(iv)   Hedge Accounting

Upon the first adoption the Organization opted to continue to apply the requirements of IAS 39 for hedge accounting, as permitted by IFRS 9 until the conclusion by the IASB of the macro-hedge project and the finalization of the hedge accounting section.

IFRS 9 requires that the Organization ensures that the hedge accounting relations are aligned with its risk management purposes and strategies and that the Organization adopt a more qualitative and prospective approach to assess hedge effectiveness. IFRS 9 also introduces new requirements for re-balance of hedge relations and prohibits the voluntary discontinuance of the hedge accounting if inconsistent with the risk management strategies of the entity.

(v)    Disclosures

IFRS 9 will demand new disclosures, mainly related to expected loan losses, credit risk and hedge accounting. The Organization’s evaluation includes an analysis to identify the disclosure detail levels of the deficiencies in relation to the information required and current processes, and also implementations and improvements of controls in order to meet the new requirements.

(vi)   Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will be applied retrospectively on the date of initial application.

− The Organization opted for the exemption under the Standard of not restating comparative information from prior periods derived from changes in the classification and measurement of financial instruments (including expected loan). The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9 will be recognized in Retained Earnings on January 1, 2018.

− Based on the facts and circumstances existing on the date of first adoption the Organization is performing the following evaluations:

•     determination of the business model in which a financial asset is held.

•       designation and cancellation of prior designations of certain financial assets and liabilities measured at VJR; and

•       designation of certain investments in equity instruments not held for trading as VJORA.

•       IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the

           F-150     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICs 13, 15 and 18), and shall be applicable from January, 2018. We conducted a study on the recognition of revenue from customer contracts and concluded that there would be no significant impact on the Organization.

•       IFRS 16 – Leases. The main changes in relation to IAS 17 for lessees are: (i) there is no longer classification in operating and financial leases; and (ii) all leasing operations are accounted in liabilities, and interest and liabilities must be recognized in depreciation / amortization, using the current financial lease procedure. There are optional exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard, as lessors continue to classify leases as finance or operating leases. IFRS16 replaces IAS17 and will be applicable as of January 1, 2019 and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force of the standard.

•         IFRS 17 - Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information provides a basis for accounting firm users to evaluate the effect that insurance contracts have on the Company's financial position, financial performance and cash flows. IFRS 17 is effective for annual periods beginning on or after January 1, 2021.

•         IFRIC 23 - Applies to any situation where there is uncertainty as to whether an income tax treatment is acceptable under tax law. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current and deferred tax. However, it does not apply to uncertainty regarding taxes covered by other standards. IFRIC 23 becomes operative for financial periods beginning on or after January 1, 2019. The possible impacts arising from the adoption of this amendment are being evaluated and will be concluded by the date of entry into force of the standard.

43)  Other information

  In June, 2017, Bradesco has signed definitive documents with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules. The control of the company will be shared, with each party holding 20% of its capital. The necessary capital contribution occurred in July 2017.

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

The main unconsolidated structured entities are, (i) the investment funds managed by Organization, whose nature and involvement, generating management fees and investment in units for funds, the assets of managed funds and non consolidated in 2017 were R$ 338,846,142 thousand (2016 - R$ 426,390,575 thousand) and revenues earned in 2017 were R$ 1,463,469 thousand (2016 - R$ 1,079,653 thousand) and (ii) the consortium which nature and involvement is related to generation management fees of consortium quotas, represented by groups of quotaholders formed to aquire specific goods, whose assets in 2017 were R$ 74,323,031 thousand (2016 – R$ 71,075,119 thousand) and the revenues were in 2017 R$ 1,526,660 thousand (2016 – R$ 1,278,753 thousand).

3.     In May, 2016, occurred the indictment of three members of its Bradesco’s Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots". On July, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of

Bradesco       F-151

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

any illegality committed by its representatives. The executives of Bradesco have already submitted their respective answers to the prosecution, pointing out the facts and evidence demonstrating their innocence. The process has already had its investigation phase closed, now await the final allegations and sentence of the first degree trial.

In parallel to his defense, the Chairman of the Board of Executive Officers of Bradesco, Mr. Luiz Carlos Trabuco Cappi, presented a petition for habeas corpus to the Regional Federal Court (Tribunal Federal Regional) – 1st Region. After processing the motion for habeas corpus, the 4th Panel of the aforementioned Court, by unanimous decision, excluded him from criminal proceedings, due to lack of just cause. This procedure is under appeal to STJ (Superior Court of Justice). The same habeas corpus was extended to the former member of the Board of Directors, previously indicted.

Bradesco provided all the information requested to the competent regulatory bodies, in Brazil and abroad. Moreover, Bradesco was summoned by the General´s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process, which is in the pre-trial phase, may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, Bradesco filed a motion to dismiss the process, which – following a reply from the Lead Plaintiff and a rejoinder from Bradesco, and on September 29, 2017, the Judge decided the following: (i) the Court partially upheld and rejected the termination request, limiting the proposed class to investors who purchased American Depositary Shares ("ADS") Bradesco between August 8, 2014 and July 27, 2016; and (ii) the Court granted to the Lead Plaintiff a 30-day term to present an addendum to the initial request. After said term, on October 30, 2017, the Lead Plaintiff informed the Judge that it will not present any amendments. Thus, the demand will lead to the discovery phase, so the limitation of the aforementioned class would be maintained. Given the current phase of the demand, it is not possible to perform a risk analysis and, besides, there are no elements to support the assessment of the amount of said risk.

4.     The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena.

5.     In July 2017, Bradesco Seguros SA ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") concluded the transaction, by means of a shareholder agreement, whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brazil") took over part of the P&C (Property and Casualty) insurance operations, such as, Aeronautical, Marine, Civil

           F-152     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Liability and shipments from Bradesco Seguros ("Large Risks Insurance"), with exclusive access to Bradesco customers to explore the commercialization of Large Risks Insurance; and (ii) Bradesco Seguros held a 40% interest in Swiss Re Corporate Solutions Brasil represented by a total of 172,560,054 book entry shares, common and nominative in the amount of R$363,103 thousand, and 60% remained with Swiss Re Corso. The transaction was approved by the Private Insurance Superintendence (Susep), the Administrative Council for Economic Defense (Cade) and the Central Bank (Bacen). The association includes exclusive access to the distribution network of Bradesco Seguros, comprised of more than 140 branches, more than 4,700 branches of Banco Bradesco and approximately 40,000 registered brokers and insurance agents. As part of the transaction, approximately 120 large risk experts from Bradesco Seguros, in São Paulo and Rio de Janeiro, joined Swiss Re Corporate Solutions Brasil Seguros S/A. The investment totals R$490,000 thousand, recorded by Bradesco Seguros S.A., includes goodwill on the acquisition of shares in the amount of R$126,897 thousand.

6.     In May 2017, Bradesco – as an indirect holder of equity interest in IRB - announced to shareholders that had authorized IRB to submit: (i) application for registration as a publicly-held company and for authorization of initial public offering of IRB, pursuant to CVM Instructions 400/03 and 480/09; and (ii) application for registration of secondary public distribution of common shares issued by IRB, pursuant to CVM Instruction 400/03. In July 2017, Bradesco announced that the documents were filed in compliance with the requirements formulated by CVM in the context of the Secondary Public Offering of IRB’s common shares and the closing of the bookbuilding procedure of the Offering, which defined the price per share at R$27.24. 14,040,000 shares were sold in the Base Offering and then the entire supplementary lot totaling 16,206,387 shares. Bradesco indirectly holds 47,520,213 shares and a 15.23% interest in the capital stock of IRB.

7.     In July 2017, Bradesco launched a Special Voluntary Severance Program Scheme (PDVE), in which the Organization's employees who fulfilled the requirements established in the regulations of the respective plan may join. The deadline for joining the plan ended in late August 2017, with the adhesion of 7.4 thousand employees, and a total cost of R$2.3 billion. The estimated annual effect on personnel expenses is a reduction of R$1.5 billion.

44)  Subsequent events

1.     In January 2018, Bradesco carried out credit assigned loans, already written off to loss, without retention of risks and benefits, with a face value of R$ 5,323,120 thousand, whose sale value was R$ 110,189 thousand.

Bradesco       F-153

For further information, please contact:

Board of Executive Officers

Denise Pauli Pavarina

Executive Managing Officer and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

 Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

 Brazil

banco.bradesco/ri