Form 20-F
period 2018-12-31
BANK BRADESCO
filed 2019-04-30
CIK 1160330

SECURITIES AND EXCHANGE COMMISSION
UNITED STATES
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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
(Address of principal executive office)

Leandro de Miranda Araújo (Executive Deputy Officer and Investor Relations Officer)
E-mail: leandro.mirandaaraujo@bradesco.com.br
Telephone: +55 11 3684-4011
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2018:

3,354,393,420	Common Shares, without par value
3,339,187,552	Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ **Yes** ☐ **No**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer, large accelerated filer or emerging growth company" in Rule 12b-2 of the Exchange Act:

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

All references herein to "real," "reais" or "R$" refer to the Brazilian Real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" refer to United States dollars, the official currency of the United States of America ("USA").

Our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 and the corresponding notes, which are included under "Item 18. Financial Statements" of this annual report, were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

We use accounting practices adopted in Brazil for financial institutions authorized to operate by the Central Bank of Brazil (Banco Central do Brasil, or the "Central Bank") for certain purposes, such as performance assessment, decision-making, preparation of reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission ("CVM"), attendance and observation of limits and requirements of local regulators and determining dividend and federal income tax payments.

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

5 Bradesco

Form 20-F

FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•     the current instability in Brazilian macroeconomic conditions, together with political, economic and business uncertainties, as well as instabilities in global markets

•     risks of lending, credit, investments and other activities;

•     our level of capitalization;

•     cost and availability of funds;

•     higher levels of delinquency by borrowers, credit delinquency and other delinquency events leading to higher impairment of loans and advances;

•     loss of customers or other sources of income;

•     our ability to execute our investment strategies, capital expenditure plans and to maintain and improve our operating performance;

•     our revenues from new products and businesses;

•     adverse claims, legal or regulatory disputes or proceedings;

•     inflation, fluctuations in the value of the real and/or interest rates, which could adversely affect our margins;

•     competitive conditions in the banking, financial services, credit card, asset management, insurance sectors and related industries;

•     any failures in, or breaches of, our operational, security or technology systems;

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

6 Form 20-F – December 2018

PART I
Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, which have been prepared in accordance with IFRS as issued by the IASB and audited by KPMG Auditores Independentes, an independent registered public accounting firm. The data as of and for the years ended December 31, 2018 and 2017 is derived from our consolidated financial statements included in this annual report. The data for the years ended December 31, 2016, 2015 and 2014 is derived from our consolidated financial statements, which are not included herein.

In 2018, we adopted IFRS 9 – Financial instruments, which replaced IAS 39, which established a new approach for the classification and measurement of financial assets and liabilities, impairment, which replaces incurred losses with expected losses and hedge accounting. This adoption had its effects applied as of January 1, 2018, as a result, certain tables containing financial data in this annual report are not comparable with previous periods, as noted in relation to each such applicable table in this annual report. For more details on the transition process from IAS 39 to IFRS 9, see Note 47 of our Financial Statements in "Item 18. Financial Statements."

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data

Year ended December 31,	R$ in thousands
	2018	2017	2016	2015	2014
Data from the Consolidated Statement of Income
Interest and similar income	122,053,139	126,232,328	147,700,375	127,048,252	103,893,096
Interest and similar expenses	(55,244,669)	(75,589,415)	(91,037,386)	(71,412,210)	(53,847,329)
Net interest income	66,808,470	50,642,913	56,662,989	55,636,042	50,045,767
Net fee and commission income	23,831,590	22,748,828	20,341,051	17,820,670	16,739,256
Net gains/(losses) on financial instruments at fair value through profit or loss	(11,676,573)	-	-	-	-
Net gains/(losses) on financial instruments classified as held for trading	-	9,623,108	16,402,770	(8,252,055)	(1,933,003)
Net gains/(losses) on financial instruments at fair value through other comprehensive income	1,073,563	-	-	-	-
Net gains/(losses) on financial instruments classified as available for sale	-	570,358	(1,341,400)	(671,810)	(991,894)
Losses on investments held-to-maturity	-	(54,520)	-	-	-
Net gains/(losses) on foreign currency transactions	1,096,826	1,422,957	150,757	(3,523,095)	(1,244,680)
Net income from insurance and pension plans	7,656,872	6,239,990	4,155,763	5,497,505	5,411,845
Impairment of loans and advances	-	(16,860,835)	(15,350,278)	(14,721,152)	(10,291,386)
Expected credit losses for loans and advances	(15,091,975)	-	-	-	-
Expected losses with other financial assets	(1,172,860)	-	-	-	-
Personnel expenses	(18,871,462)	(20,723,265)	(17,003,783)	(14,058,047)	(13,667,639)
Other administrative expenses	(16,873,962)	(16,882,461)	(16,149,563)	(13,721,970)	(12,971,521)
Depreciation and amortization	(4,808,255)	(4,568,568)	(3,658,413)	(2,942,003)	(2,932,687)
Other operating income/(expenses)	(14,210,594)	(10,133,357)	(14,004,162)	(12,988,553)	(10,223,083)
Income before income taxes and share of profit of associates and joint ventures	17,761,640	22,025,148	30,205,731	8,075,532	17,940,975
Share of profit of associates and joint ventures	1,680,375	1,718,411	1,699,725	1,528,051	1,389,816
Income before income taxes	19,442,015	23,743,559	31,905,456	9,603,583	19,330,791
Income tax and social contribution	(2,693,576)	(6,428,956)	(13,912,730)	8,634,322	(3,914,313)
Net income for the year	16,748,439	17,314,603	17,992,726	18,237,905	15,416,478
Attributable to shareholders
Controlling shareholders	16,583,915	17,089,364	17,894,249	18,132,906	15,314,943
Non-controlling interest	164,524	225,239	98,477	104,999	101,535

7 Bradesco

Form 20-F

Year ended December 31,	R$, except for number of shares
	2018	2017	2016	2015	2014
Data on Earnings and Dividends per Share (1)
Earnings per share (2)
Common	2.36	2.43	2.55	2.84	2.39
Preferred	2.60	2.67	2.80	3.12	2.63
Dividends/interest on equity per share (3)
Common	1.04	1.03	0.99	0.94	0.79
Preferred	1.14	1.13	1.09	1.04	0.87
Weighted average number of outstanding shares (1)
Common	3,354,990	3,354,990	3,354,990	3,050,156	3,050,272
Preferred	3,339,188	3,339,188	3,339,188	3,037,917	3,042,788
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

Year ended December 31,	In US$
	2018	2017	2016	2015	2014
Dividends/interest on equity per share (1)
Common	0.27	0.31	0.30	0.24	0.30
Preferred	0.29	0.34	0.33	0.27	0.33
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

8 Form 20-F – December 2018

3.B. Capitalization and Indebtedness
Form 20-F

As of December 31,	R$ in thousands
	2018	2017	2016	2015	2014
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	107,209,743	81,742,951	72,554,651	72,091,764	65,430,300
Financial assets at fair value through profit or loss	246,161,150	-	-	-	-
Financial assets held for trading	-	241,710,041	213,139,846	159,623,449	78,498,311
Financial assets at fair value through other comprehensive income	178,050,536	-	-	-	-
Financial assets available for sale	-	159,412,722	113,118,554	117,695,450	120,961,734
Financial assets at amortized cost	-	-	-	-	-
Loans and advances to banks, net of impairment	105,248,950	32,247,724	94,838,136	35,620,410	72,974,619
Loans and advances to customers, net of impairment	380,387,076	346,758,099	367,303,034	344,868,464	328,064,004
Securities, net of impairment	140,604,738	-	-	-	-
Other financial assets	43,893,309	-	-	-	-
Investments held to maturity	-	39,006,118	43,002,028	40,003,560	25,071,031
Financial assets pledged as collateral	-	183,975,173	155,286,577	144,489,921	152,612,689
Non-current assets held for sale	1,353,330	1,520,973	1,578,966	1,247,106	1,006,461
Investments in associates and joint ventures	8,125,799	8,257,384	7,002,778	5,815,325	3,983,780
Premises and equipment	8,826,836	8,432,475	8,397,116	5,504,435	4,700,518
Intangible assets and goodwill, net of accumulated amortization	16,128,548	16,179,307	15,797,526	7,409,635	7,529,915
Taxes to be offset	13,498,264	10,524,575	7,723,211	6,817,427	6,130,191
Deferred income tax assets	48,682,569	43,731,911	45,116,863	45,397,879	28,388,183
Other assets	7,372,866	50,853,987	47,170,370	40,118,697	35,099,280
Total assets	1,305,543,714	1,224,353,440	1,192,029,656	1,026,703,522	930,451,016
Liabilities
Liabilities at amortized cost
Deposits from banks	247,313,979	285,957,468	301,662,682	293,903,391	279,940,227
Deposits from customers	340,748,196	262,008,445	232,747,929	194,510,100	210,031,505
Funds from issuance of securities	148,029,018	135,174,090	151,101,938	109,850,047	85,030,399
Subordinated debt	53,643,444	50,179,401	52,611,064	50,282,936	35,821,666
Other financial liabilities	62,598,235	-	-	-	-
Financial liabilities at fair value through profit or loss	16,152,087	-	-	-	-
Financial liabilities held for trading	-	14,274,999	13,435,678	19,345,729	3,315,573
Provision for expected losses	-	-	-	-	-
Loan Commitments	2,551,676	-	-	-	-
Financial Guarantees	719,216	-	-	-	-
Technical provisions for insurance and pension plans	251,578,287	239,089,590	215,840,000	170,940,940	146,559,220
Other reserves	19,802,171	18,490,727	18,292,409	15,364,317	13,864,401
Current income tax liabilities	2,373,261	2,416,345	2,130,286	2,781,104	3,602,333
Deferred income tax assets	1,200,589	1,251,847	1,762,948	772,138	808,178
Other liabilities	34,157,435	97,816,824	96,965,515	78,038,058	69,185,709
Total liabilities	1,180,867,594	1,106,659,736	1,086,550,449	935,788,760	848,159,211
Shareholders’ equity
Capital	67,100,000	59,100,000	51,100,000	43,100,000	38,100,000
Treasury shares	(440,514)	(440,514)	(440,514)	(431,048)	(298,015)
Capital reserves	35,973	35,973	35,973	35,973	35,973
Profit reserves	53,267,584	49,481,227	50,027,816	49,920,020	43,765,349
Additional paid-in capital	70,496	70,496	70,496	70,496	70,496
Other comprehensive income	2,206,718	1,817,659	(398,708)	(4,002,724)	(659,501)
Retained earnings	2,035,198	7,338,990	4,907,381	2,096,710	1,153,439
Equity attributable to controlling shareholders	124,275,455	117,403,831	105,302,444	90,789,427	82,167,741
Non-controlling interest	400,665	289,873	176,763	125,335	124,064
Total equity	124,676,120	117,693,704	105,479,207	90,914,762	82,291,805
Total liabilities and equity	1,305,543,714	1,224,353,440	1,192,029,656	1,026,703,522	930,451,016

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

9 Bradesco

Form 20-F

3.D. Risk Factors

Macroeconomic risks

The current weakness in Brazilian macroeconomic conditions and the market perception of certain economic and political risks alongside uncertainties relating to Brazil, including high-profile anti-corruption investigations, may have a material adverse effect on our financial condition and on the results of operations.

The vast majority of our operations are conducted in Brazil and, accordingly, our results are significantly impacted by macroeconomic conditions in Brazil. The reorientation of the Brazilian economic policy, initiated in 2016, enabled the advancement of measures aimed at minimizing imbalances. Some of these actions included: (i) the imposition of a ceiling on public spending; (ii) a change in the management of state-owned enterprises, including financial institutions; (iii) the creation of the Long-term Rate (TLP - Taxa de Longo Prazo); (iv) recovery of the credibility of monetary and fiscal policies; (v) a reduction in the information asymmetry in the credit market, with the approval of the compliant debtors; (vi) the strengthening of guarantees, with the passing of the dissolution law (Lei do Distrato) and regulation of the Covered Bonds (LIG - Letras Imobiliárias Garantidas); and (vii) the labor reform. The anchoring of inflation expectations allowed the Central Bank to reduce the basic interest rate to the lowest level in history, maintaining it at 6.5% over most of 2018. From a fiscal perspective, despite the advances mentioned above and the recovery of revenues, there is still concern regarding the sustainability of Brazil’s national debt remained present, especially in light of the lack of progress in relation to the pension reform.

The executive branch of the Brazilian government (the "Federal Government") sought a vote on the pension reform by Congress during the first half of 2018. However, due to the presidential, governors, senators and Congressman elections in October 2018 and the federal intervention in the area of public security in the State of Rio de Janeiro, the pension reform was not voted by the Brazilian Congress.

In October 2018, the then candidate Jair Messias Bolsonaro, a retired military officer and former congressman, was elected President of the Federative Republic of Brazil .

In February 2019, the current government´s economic team presented to the National Congress a proposal for a constitutional amendment relative to the pension reform, expecting vote in the first half of 2019. Potential significant changes in economic policy may affect our operating results negatively or positively as well as the market value of our shares, preferred share ADSs and common share ADSs, in addition to the Brazilian economy in general.

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

In addition, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is a party to certain legal and administrative proceedings filed against Petrobras and other defendants, due to its role as underwriter in a note offering of Petrobras. The settlement agreement was authorized by the judge. However, appeals were presented on the merits of the case, which are awaiting trial. We or our subsidiaries may become a party to other legal and/or administrative proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and our results of operations.

10 Form 20-F – December 2018

3.B. Risk Factors
Form 20-F

The progress of the "Lava Jato" investigation and the unfolding events and the possibility of new accusations may significantly change the Brazilian political and economic climate.

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

The current government is expected to conduct an economic agenda with actions to reduce government expenditure and stimulate growth. The macroeconomic priorities are: (i) the adoption of measures to reduce the public deficit; (ii) the Pension Reform; (iii) the opening of the economy; and (iv) the generation of more jobs. We cannot guarantee that the current government will maintain the same economic policies adopted by the prior government.

If the current Brazilian government decides to make significant changes to economic policy as of 2019, these changes may adversely affect our operating results and the market value of our shares, preferred shares ADSs and common shares ADSs, as well as the Brazilian economy in general.

11 Bradesco

Form 20-F

In addition, uncertainties about the current government can influence the perception of risk of investing in Brazil among foreign investors, which in turn may adversely affect the market value of our shares, preferred shares ADSs and common shares ADSs. For example, the market value of Brazilian companies became more volatile during the recent presidential elections.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated during the following four years and was interrupted in 2016. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

As of December 31, 2018, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 38.6% of our net asset. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their originated currency. In addition, our lending transactions depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

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

The memory of, and the potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, which intensified after 1999 as a result of the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. Current economic policy in Brazil is premised on a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. Brazil’s rates of inflation reached 3.8% in 2018, 3.0% in 2017 and 6.3% in 2016, as measured by the Extended Consumer Price Index - “IPCA” (Índice Nacional de Preços ao Consumidor Amplo).

The recent government measures to combat inflation include maintaining an expansive monetary policy to reduce the interest rates in order to increase the availability of credit and drive the economic growth. Decreases in the base interest rate (“SELIC”) set by the Committee of the Central Bank (Comitê de Política Monetária – “COPOM”) may have an adverse effect on us by reducing the interest income we receive from our interest-earning assets and lowering our revenues and margins. Increases in SELIC rate may also have an adverse effect on us by reducing the demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default.

12 Form 20-F – December 2018

3.B. Risk Factors
Form 20-F

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

The stabilization of inflation allowed the Central Bank to reduce the basic interest rate to the lowest level in history. The base interest rate (SELIC) was 6.5%, 7.0% and 13.75% per annum (“p.a.”) as of December 31, 2018, 2017 and 2016, respectively. Changes in the base interest rate may affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

The COPOM adjusts the SELIC rate in order to keep inflation within the range of targets set by the National Monetary Council (CMN) to manage the Brazilian economy. We have no control over the SELIC rate or how often such a rate is adjusted.

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

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government's ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of operations, which may affect the market value of our shares, preferred share ADSs and common share ADSs.

13 Bradesco

Form 20-F
Risks relating to us and the Brazilian banking industry

We may be subject to negative consequences of the judicial process arising from Operation Zelotes, including the filing of a class-action lawsuit.

On May 31, 2016, three members of our Board of Executive Officers have been charged by the Brazilian Federal Police under the so-called Operation Zelotes or "Operação Zelotes”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against three members of our Board of Executive Officers, and a former member of our Board of Directors, which was received by the Federal District Judiciary Section’s 10th Federal Court Judge. Currently, only two members of Bradesco's Board of Executive Officers remain in the process. The business executives presented their responses in the criminal case, pointing out facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. We provide all of the information requested to the competent regulatory bodies, both in Brazil and abroad.

As a result of the news of Operação Zelotes, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York, on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. The action is based on the allegation that investors who purchased our preferred American Depositary Shares between April 30, 2012 and July 27, 2016 had suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased preferred ADS Bradesco between August 8, 2014 and July 27, 2016, and excluding one of the executives of the action. The Class Action is in the phase of Pre-trial Discovery, and is awaiting a decision regarding the petition of Class Certification by the Lead Plaintiff, which we have already contested.

Also as a result of the news about Operação Zelotes, we were summoned by the Corregedoria Geral do Ministério da Fazenda for the opening of an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The Administrative Accountability Process may imply the application of fine against us and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

Financial institutions can be legally involved in lawsuits originating from actions related to anti-corruption and money laundering to terrorism financing (“PLD/FT”).

The anti-corruption agenda of the country, including the prevention of money laundering and the financing of terrorism (“PLD/FT”), may result in new operations and actions on the theme. Financial institutions, including Bradesco, could be involved in legal actions resulting from the actions perpetrated by individuals or legal entities related to inappropriate uses of the financial system for various purposes or unlawful acts, despite Bradesco being in compliance with the current obligations. Involvement in these actions may result in negative publicity for us, and adverse conclusions may negatively affect our financial condition, our results of operations and the market value of our shares, preferred shares ADSs and common shares ADSs.

14 Form 20-F – December 2018

3.B. Risk Factors
Form 20-F

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Historically, our loans and advances to customer portfolios registered an increase, interrupted in 2017 due to recession in the Brazilian economy experienced during the year, and resuming growth in 2018. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

 Our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total loans overdue for over ninety days in relation to the total portfolio of loans and advances decreased to 3.5% in 2018, compared to 4.7% in 2017 and 5.5% in 2016.

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Adverse conditions in the credit and capital markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility as well as uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

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

The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated level of regulation.

This competitive environment combined with the accelerated process of digital innovation in the institutions could result in a lack of specialized labor with an impact on the growth capacity or extraordinary costs for new business models, which may negatively affect our financial condition, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

15 Bradesco

Form 20-F

Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain investments in financial assets may decline significantly and may fluctuate over short periods of time. As of December 31, 2018, the investments classified at “fair value through profit or loss” and at “fair value through other comprehensive income” represented 32.5% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations. Despite impacting our investment policies, asset liability management (ALM) and risks, the models adopted may not prevent certain more abrupt oscillations in the movements of the market, so that the profitability of the operations is feasible, in certain moments, from effects that negatively affect its contribution in our profit and shareholders’ equity.

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

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates.

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

•     investment limitations in fixed assets;

•     lending limits and other credit restrictions;

•     earmarked credit transactions, such as housing loans and rural loans;

•     accounting and statistical requirements;

•     minimum coverage;

•     mandatory provisioning policies;

•     limits and other restrictions on rates; and

•     limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank are not subject to a legislative process. Therefore, those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

16 Form 20-F – December 2018

3.B. Risk Factors
Form 20-F

A majority of our common shares are held, directly and indirectly, by one shareholder and none of our Board members are independent; accordingly, their interests may conflict with those of our other investors.

As of December 31, 2018, Fundação Bradesco directly and indirectly held 59.1% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, members of our Diretoria Executiva, that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

Our Board of Directors has eight members, none of whom are considered independent in accordance with the criteria included of Law No. 6,404/76, which states that only individuals may be appointed to a company's Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. As a result, the interests of our Board of Directors may not always be aligned with the interests of part of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated with Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of our shareholders of common shares and have a negative impact on the interests of those shareholders. For more information on our shareholders, see “Item 7.A. Major Shareholders.”

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

Rules related to compulsory deposits have been changed from time to time by the Central Bank, as described in "Item 4.B. Business Overview – Deposit-taking activities."

As of December 31, 2018, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$87.6 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For further information on compulsory deposits, see "Item 4.B. Business Overview – Deposit-taking activities."

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

17 Bradesco

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

With the enactment of Law No. 10,406/02 (or the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the SELIC rate, the base interest rate established by COPOM, which was 6.5% p.a. as of December 31, 2018 and 7.0% p.a. as of December 31, 2017; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

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

18 Form 20-F – December 2018

3.B. Risk Factors
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

Our information technology systems could suffer shortages or become unavailable for a given period of time due to external factors, including events which are wholly or partially beyond our control, such as: cyber events, protests which could prevent individuals from entering our buildings, changes to the regulatory framework, electrical or telecommunications outages, systems failures, resulting from human error or not, or other events involving third parties and suppliers.

Due to the nature of our operations as well as the global context, where there is an ever-increasing integration among platforms, dependency on technology and on the internet, the higher exposure to viruses, malicious software and malicious events is a business reality, which may unexpectedly impair the operations and integrity of our systems that manage and store sensitive and/or confidential information for our business and operations.

We and other financial institutions, including governmental entities, have already experienced cyber security events in relation to our information technology systems. Due to the controls, we have in place, we have not experienced any material loss of data from these attacks to date, neither from hardware nor from a data information loss perspective. However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of cyber security events, it is not possible to predict all the means that will be used by individuals or organizations with harmful intent, which could impact our capacity to effectively foresee and/or avoid all security events in the future.

As a result, all the risks mentioned above could result in customer attrition, regulatory fines, penalties and/or intervention, reimbursement or other administrative penalties.

We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (“LGPD”, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called "treatment agents." In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation (“GDPR”).

The impact of the law will be significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to  Brazilian consumers. In short, the adaptation to the LGPD will require structural changes in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 as regards the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or
“ANPD"), with the remaining aspects of the law coming into force from August 2020.

We operate in a preventive, detective and corrective manner in order to protect our own and our clients´ information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cyber security being key and pillar of our processes to establish data protection for our clients, resiliency, and structure to identify threats, detection, and response and recovery procedures in cases of cyber-attacks.

However, possible failures or attacks on our systems and processes of prevention and/or detection and/or correction may lead to non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares, preferred shares ADSs and common shares ADSs.  See "— A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses."

19 Bradesco

Form 20-F

The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by its Members. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the account holders for the non-adjustment of those amounts.

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

In December 2017, with the mediation of the Executive branch's attorney (Advocacia Geral da União), or ("AGU") and the intervention of the Central Bank, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims and established a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). As this is a voluntary settlement, we are unable to predict how many savings account holders will accede to it.

Our risk management structure may not be fully effective.

We fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify.  However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject.  If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and results of operations.  For more information on our risk management structure, see "Item 4.B. - Business Overview – Risk management."

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

20 Form 20-F – December 2018

3.B. Risk Factors
Form 20-F

Eventual dependence on services rendered by outsourced companies and suppliers/partners may negatively impact our business performance.

Due to the complexity of some services, we may be dependent on or have difficulty replacing some outsourced companies or suppliers/partners. We are also subject to operational risks that are beyond our control and may impact negatively our operations, as well cause difficulty in our delivery of products and services to our customers. Possible interruptions in the services and difficulties to replace some suppliers may adversely affect the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

We may incur losses due to impairments on goodwill from acquired businesses.

We record goodwill from acquisitions of investments whose value is based on estimates of future profitability pertaining to business plans and budgets prepared by us. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (“Unidades Geradoras de Caixa” or “UGC”) in respect of which the premiums are allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of the premiums in order to conclude whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that our evaluations of premiums will not require impairments to be recorded in future, which may negatively affect, the result of our operations, our financial condition and the market value of our shares, preferred shares ADSs and common shares ADSs.

Social and Environmental Risks

The social and environmental risk is represented by the potential damage that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities, observing the principles of relevance and proportionality of the Organization’s activities.

We may incur financial loss and damage to our reputation due to the associated socioenvironmental risks originating from our investments and loan and financing activities.

We have a minority shareholding, through preferred shares and, also, loan and financing operations in companies whose operational activities and sectors of activity are subject to significant risks, which include, but are not limited to: fire, explosions, leaking of toxic gases, spillage of polluting substances or other dangerous materials, landslides, dam ruptures, failure of other operational structures, among other accidents. In this context, eventual accidents could affect our reputation negatively, significantly reducing the fair value of these assets, which could adversely affect our financial condition, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

Funding for large projects carried out by clients can generate socioenvironmental impacts that could affect the results and the reputation of the Organization negatively.

We promote credit and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused financially. Consequently, depending on the magnitude of the socioenvironmental impact, this client can have their economic-financial structure compromised, which could adversely affect our financial status, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

21 Bradesco

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

Under the Brazilian Corporate Law (Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances (see "Item 10.B. Memorandum and Articles of Association – Organization – Voting Rights," for further information on voting rights of our shares). As such, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares, underlying the preferred share ADSs and common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 60.4% of the aggregate market capitalization in December 2018.

22 Form 20-F – December 2018

3.B. Risk Factors
Form 20-F

Our shares, preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend.

 Holders of our shares and, consequently, our preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend. Pursuant to the Deposit Agreements, if the depositary (as holder of the common shares and preferred shares underlying the common share ADSs and preferred share ADSs) receives any cash dividend or distribution from us, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our common share ADSs and preferred share ADSs as promptly as practicable. However, if we do not pay dividends to holders of our common shares or preferred shares then there will be no payment of dividends to holders of our common share ADSs or preferred share ADSs.

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10.0% higher than those of our common shares. Although under our current Bylaws we are obligated to pay our shareholders at least 30.0% of our annual adjusted net income, the shareholders attending our Annual Shareholders’ Meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our Bylaws nor Brazilian law specify the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, Brazilian law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

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

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self‑dealing and the preservation of shareholder interests may be less heavily regulated and what regulations are in place may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying preferred share ADSs and common share ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practices have less detailed and well‑established rules and judicial precedents relating to review of Management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5.0% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in companies based in Brazil do not normally have valid standing to bring a class action.

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

23 Bradesco

Form 20-F

The payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (“FATCA”).

The United States has enacted rules, commonly referred to as FATCA, that generally impose a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an Intergovernmental Agreement regarding the implementation of FATCA with Brazil (the “IGA”). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the preferred share ADSs or common share ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the preferred share ADSs or common share ADSs in the future. Similar to the FATCA, the Common Reporting Standard ("CRS") is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Cooperation and Development (“OECD”) and the Multilateral Competent Authority Agreement, applicable to the countries signatory to the norm. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see "Item 4.B. Business Overview – Regulation and Supervision."

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

24 Form 20-F – December 2018

ITEM 4. INFORMATION ON THE COMPANY
Form 20-F

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are a sociedade anônima organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029‑900, Osasco, São Paulo, Brazil, and our telephone number is (55-11) 3684-4011. Our investor relations website is located at bradescori.com.br. Our New York Branch is located at 450 Park Avenue, 32nd and 33rd floors, New York 10022.

We were founded in 1943 as a commercial bank under the name "Banco Brasileiro de Descontos S.A." In 1948, we began a period of aggressive expansion, which led to our becoming the largest private‑sector (non‑government‑controlled) commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and became well established in both urban and rural markets in Brazil. In 1988, we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to “Banco Bradesco S.A.”

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

As of December 31, 2018, we had, on a consolidated basis:

•   R$1.3 trillion in total assets;

•   R$411.5 billion in total loans and advances to customers;

•   R$340.7 billion in deposits from customers;

•   R$124.6 billion in shareholders’ equity, including non-controlling interest;

•   R$251.6 billion in technical reserves for our insurance and pension plan business;

•   R$58.6 billion in foreign trading financing;

•   46.5 million insurance policyholders;

•   28.3 million checking account holders;

•   63.5 million savings accounts;

•   38.4 million non-account holders;

•   2.7 million capitalization bonds holders;

•   3.0 million pension plan holders;

•   an average of 52.0 million daily transactions, including 1.2 million in our physical branches, 1.4 in our Bradesco Expresso and 49.4 million through Digital Channels, such as Bradesco Celular, Internet, Automatic Teller Machines, or ATMs, and telephone (Fone Fácil);

•   a nationwide network consisting of 4,617 physical branches and 4,731 service centers and electronic in-company service centers, located on the premises of selected corporate customers, 34,997 active ATMs. In addition, our customers can use 23,102 ATMs available under the Banco24Horas network for cash withdrawals, account balance information, obtaining statements and, taking out loans, performing collections, transfers between Bradesco accounts, DOC/TED (types of bank transfer), pre-paid card and "proof of life" for INSS (physical proof of the existence of the old age pensioner or survivor to maintain the right to social benefit);

•  98,605 employees. For more information on our employees, see “Item 6.D. Employees;” and

25 Bradesco

Form 20-F

•   a total of three branches, nine subsidiaries located in New York, London, the Cayman Islands, Buenos Aires, Luxembourg, Hong Kong and Mexico and a representative office located in Miami.

Recent acquisitions and other strategic alliances

In July 2016, we announced to the market the acquisition of 100% of the share capital of HSBC Brasil.

In July 2015, we signed a purchase contract for the acquisition of 100% of the share capital of HSBC Brasil. The acquisition was approved by the Central Bank in December 2015 and by the Administrative Council for Economic Defense (“CADE”) in June 2016, subject to an Agreement on Concentration Control, and therefore approved by all relevant regulatory bodies. The purchase was completed in July 2016, for R$16 billion. In October 2016, a Shareholders’ Meeting approved the spin-off of HSBC Brasil and the integration of its staff and operational and technological platforms, resulting in the replacement of the HSBC brand in then-existing service network and providing greater synergy in its operations. With the acquisition, we took over operations of HSBC in Brazil, including retail, insurance and asset management, as well as all branches and clients. The acquisition allowed us to grow in scale and optimize our platforms, while increasing national coverage, consolidating our leadership in a number of branches in several states, and strengthening our presence in the high-income segment. The acquisition also enabled us to expand our operations, increasing the range of products offered in Brazil, especially in the insurance, credit card and asset management segments.

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

In May 2017, Bradesco, together with the other shareholders of IRB Brasil RE ("IRB"), authorized IRB to request to the CVM: (i) registration as a publicly-traded company and authorization to conduct the Initial Public Offer (IPO) of IRB, in accordance with CVM Instructions No. 400/03 and No. 480/09; and (ii) registration to perform a secondary offering of common shares, in accordance with CVM Instruction No. 400/03. In July 2017, the book building procedure of the offer ended and Bradesco sold part of its shares. Bradesco Seguros now holds 15.23% stake in the share capital of IRB (stake calculated excluding shares held in treasury).

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

On December 31, 2018, Bradesco and the Fidelity Group terminated their joint venture in Fidelity Processadora S.A. ("Processing Company"). As a result, Bradesco will become the sole shareholder of the Processing Company, whose shareholders’ equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services for the Bradesco Organization. The operation (a) aims to reduce the costs of processing and increase the efficiency of the credit card business; (b) will not have any impact on the activities and clients of Bradesco; and (c) did not involve any financial values. The parties, Bradesco and Fidelity Group, will also maintain their association in Fidelity Serviços S.A., a company that provides call center services, collection, fraud prevention, support and other related services.

In October 2018, we formalized a strategic partnership with RCB Investimentos S.A. (“RCB”), one of the principal credit management and recovery companies in Brazil, and with its controlling company PRA Group Brazil Investimentos e Participações, a company of the PRA Group Inc. ("PRA Group"), a global leader in the acquisition and management of non-performed credits. The operation encompasses: (i) our acquisition of 65% of the shares issued by RCB, in which the founding members will remain as partners and directors RCB, together with us; and (ii) the constitution of two FDICs (Investment Funds in Credit Rights) for the acquisition of non-performing credit portfolios, where the management of the recovery of these credits remains with RCB. The FIDCs will continue to be held by the PRA Group and its the founders, with our minority participation. The transaction was approved by the CADE and by the Central Bank.

26 Form 20-F – December 2018

4.A. History and Development of the Company
Form 20-F

BRAM has developed important alliances as part of its internationalization strategy. Through personal management and investment advisory agreements, we offer Brazilian investors the opportunity to invest in global equity funds, with a focus on the U.S., Europe and Asia, besides the global funds. In Europe, BRAM offers to overseas investors funds domiciled in Luxemburg with different strategies under the Bradesco Global Funds family, launched in 2009. In Japan, Mitsubishi Kosukai UFJ Asset Management (“MUKAM”), our partner, offers fixed income funds and equity funds managed by BRAM since 2008 to retail investors wishing to invest in the Brazilian market.

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

27 Bradesco

Form 20-F
Focus on corporate responsibility and sustainability as core principles of our business.

We believe that corporate responsibility and sustainability are fundamental to our operations and have incorporated the following three principles into our overall strategy: a sustainable financial position, responsible management and investments in social and environmental projects. We are always seeking to develop and incorporate sustainable finance concepts into the process of designing and managing our products and services and in our relationships with clients and suppliers. We believe our admission to the sustainability indexes of both the New York Stock Exchange and B3 represents strong recognition of our success in implementing sustainability principles. As part of this strategy, we will continue to apply social-environmental risk analysis in financing and investment activities in accordance with international practices, including the Equator Principles which we signed up to in 2004. Corporate responsibility has always been one of our core principles as evidenced by the significant investments we have made in education since 1956 through Fundação Bradesco, which is present in every state in Brazil and the Federal District, with [40] schools primarily located in regions of high socioeconomic deprivation. Fundação Bradesco offers quality formal education, free of charge, to children and young people from early childhood to high school as well as professional high school education for young people and adults, as well as initial and continuing education for employment and income.

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

The data for these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Our Management uses various data, including financial data in conformity with BR GAAP and non-financial metrics compiled on different bases. For further information on differences between the results on a consolidated basis and by segment, see "Item 5.A. Operating Results – Results of operations for the year ended December 31, 2018 compared with the year ended December 31, 2017” and "Item 5.A. Operating Results – Results of operations for the year ended December 31, 2017 compared with the year ended December 31, 2016.”

As of December 31, 2018, according to the sources cited in parentheses below, we were:

•     one of the leading banks in terms of savings deposits, with R$111.1 billion, accounting for 13.8% of Brazil's total savings deposits (Central Bank);

•     the leader in BNDES onlendings, with R$6.3 billion in disbursements (BNDES);

•     one of the leaders in automobile financing loans, with a market share of 13.8% (Central Bank);

•     the leading bank in payments for over 11.1 million benefits to INSS retirees and beneficiaries, accounting for 31.6% of the total number of payments made by the INSS;

•     one of the leaders in leasing transactions in Brazil, with an outstanding amount of R$2.1 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (ABEL);

•     one of Brazil’s largest private fund and investment managers, through our subsidiary BRAM, with R$667.6 billion in assets under management (ANBIMA), taking into account managed portfolios;

•     one of the leaders in the third-party asset management business, with R$1.4 trillion in assets, of which R$429.9 billion are managed though our subsidiary and BEM DTVM (ANBIMA);

•     the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios,” with 1,503,817 quotas in three segments, including: (i) automobiles and motorcycles, with 1,190,115 quotas; (ii) real estate, with 256,898 quotas; and (iii) trucks, with 56,804 quotas (Central Bank);

•     the leading position amongst the banks that operate in the exchange market (Central Bank);

•      the leader in the export, import and consolidated primary market ranking (Central Bank), additionally, leader in “foreign trade – trade finance”; and

28 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

•     the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 24.5% market share (SUSEP/ANS), through Grupo Bradesco Seguros, which mainly comprises: Bradesco Seguros S.A., or “Bradesco Seguros” and its subsidiaries: (i) Bradesco Vida e Previdência S.A., or “Bradesco Vida e Previdência;” (ii) Bradesco Capitalização S.A., or “Bradesco Capitalização;” (iii) Bradesco Auto/RE Companhia de Seguros S.A., or “Bradesco Auto/RE;” and (iv) Bradesco Saúde S.A., or “Bradesco Saúde.” The Group’s total revenues were R$72.6 billion in insurance premiums, pension plan contributions and capitalization bond income.

29 Bradesco

Form 20-F

The main awards and acknowledgments that we received in 2018 are as follows:

Among the best

•      Bradesco was elected the best bank in Brazil by the English magazine The Banker. The magazine highlighted the profit growth and the efficiency of the Organization in 2018;

•     Another institution that referenced Bradesco as the best bank in the Country was the North American Latin Finance. The choice is based on the evaluation of indicators such as performance, profitability, growth, presence and pioneering spirit, among others;

•     Bradesco led the Latin America Best Managed Banks 2018 Brazil, a survey conducted by the Euromoney magazine, which lists the best managed banks in Latin America;

•     The share of Bradesco (BBDC4) is among the ten most recommended for investment in 2019 by Guia Exame Onde Investir (Where to Invest). In the same survey, BRAM was singled out as the Best Management Company of Variable-Income Funds and the Best Retail Manager;

•     Bradesco is the leading private bank in the survey Top of Mind 2018, of the Folha de S. Paulo newspaper, in the categories of bank and savings. We are also the most recognized brand on the market in the Bank App category. Bradesco Seguros featured in the Insurance category;

•     Bradesco BBI is elected, for the fourth time – and third consecutive – as the Best Investment Bank in Brazil and, for the first time as the Best Bank of M&A in Latin America in 2018, in the nineteenth edition of the Best Investment Bank Awards in the Global Finance magazine;

•     BRAM - Bradesco Asset Management was classified with the highest rating of quality investment management, receiving the highest score by the agency Fitch Ratings;

•     Best & Largest Yearbook, of the Exame magazine: first of the 200 Largest Groups and integrates the list of 50 Largest Banks by Assets and the Largest Banks by Profit;

•     The Best of Dinheiro 2018, of the IstoÉ Dinheiro magazine: Best company in Corporate Governance; best Bank in people management policy; and leader of the ranking of banks by revenue in the 1,000 largest. The Insurance Group was the best company in the segment;

•     Global Finance's 25th Annual Best Bank Awards, of the Global Finance magazine: Best Brazilian Bank, Best Investment Bank in Brazil and Best Bank of Mergers and Acquisitions in Latin America; and

•     Bradesco BBI was elected for the third consecutive time, as the Most Innovative Investment Bank in Latin America by The Banker magazine.

Digital transformation

•     Next received one of the most relevant recognitions in the world for the financial industry, with the International Award of Global Finance for Best Consumer Digital Bank in Brazil. Also by Global Finance, the Next case was elected as the Best Digital Bank of Brazil in 2018 in the nineteenth Annual Digital World Awards;

•     Bradesco Seguros was elected as the most digital insurer in Brazil by consultancy firm DOM Strategy Partners; and

•     Bradesco received the award for Connected Bank from the Brazilian Association of Companies and Professionals of Communication and Infrastructure/IT Engineering – Aberimest.

Human Resources

•     Best Companies to Work for in Brazil, of the Época magazine and Great Place to Work;

•     For the twentieth time, the Organization also integrates the list of 150 Best Companies to Work for by the Você S/A magazine;

•     UniBrad was featured in the international award for Best Corporate Universities – Cubic Awards 2018. The recognition is granted by the Corporate University Best in Class (Cubic), of the United States;

30 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

•     Elected as the Company of the Year in corporate citizenship, in a study conducted by Grupo Gestão RH (HR Management Group); and

•     Learning & Performance Award Brazil 2018, by MicroPower: Recognition for the protagonism of Bradesco in the 20 years of the program of Training and Employability of People with Visual Impairment.

Revenues per business segment

The following table summarizes our main gross revenues by segment for the periods indicated:

Years Ended December 31,	R$ in thousands
	2018	2017	2016
Banking
Interest and similar income from loans and advances (1)	70,965,137	69,157,397	77,141,672
Fees and commissions	25,496,171	24,143,561	20,696,785
Insurance and pension plans
Premiums retained from insurance and pension plans	66,270,095	70,046,635	65,027,122
(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For further details of our segments, see Note 5 of our consolidated financial statements in "Item 18. Financial Statements."

We do not break down our revenues by geographic regions within Brazil, and less than 4.0% of our revenues come from international operations. For more information on our international operations, see "International banking services."

Complete Investment Platform

We operate a complete investment platform with a value proposition supported by three pillars: broad portfolio of products, investment portfolios and specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions, as well as meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels.

The investment management platform, in addition to using the services of the branch network managers, also comprises a specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. The clients also benefit from suggested portfolios, that combine a diversity of financial products and are established monthly, based on national and international market perspectives.  For more information on pension products, see “Item 4.B. Business Overview – Insurance, pension plans and capitalization bonds.”

31 Bradesco

Form 20-F

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

The following table shows selected financial data for our banking segment for the periods indicated.

Year ended December 31,	Banking - R$ in thousands
	2018	2017	2016
Statement of Income data
Net interest income	53,582,872	46,997,327	49,156,109
Impairment of loans and advances	(11,078,383)	(17,895,929)	(18,829,460)
Other income/(expenses) (1)	(28,263,677)	(18,939,329)	(13,034,164)
Income before income taxes	14,240,812	10,162,069	17,292,485
Income tax and social contribution	(206,385)	(887,289)	(7,995,420)
Net income for the year	14,034,427	9,274,780	9,297,065
Net income attributable to controlling shareholders	14,034,093	9,272,962	9,293,766
Net income attributable to non-controlling interest	334	1,818	3,299
Statement of Financial Position data
Total assets	1,057,484,986	988,063,541	921,916,290
Selected results of operations data
Interest and similar income
Loans and advances to banks	9,546,878	5,073,435	8,689,347
Loans and advances to customers	61,418,259	64,083,962	68,452,325
Financial assets	23,487,684	34,194,879	35,709,708
Compulsory deposits with the Central Bank	3,916,299	4,881,319	5,667,516
Other financial interest income	63,829	68,553	66,210
Interest and similar expenses
Deposits from banks	(19,208,706)	(29,397,587)	(30,542,950)
Deposits from customers	(10,884,664)	(13,279,231)	(15,462,989)
Funds from securities issued	(11,239,640)	(13,527,986)	(17,124,503)
Subordinated debt	(3,517,067)	(5,100,017)	(6,298,555)
Net interest income	53,582,872	46,997,327	49,156,109
Net fee and commission income	25,496,171	24,143,561	20,696,785
Note: Inter segment transactions have not been eliminated.
(1) For additional information, see "Item 5.A. Operational Results".

Products and banking services

In order to meet the needs of each client, we offer the following range of banking products and services:

•     deposit accounts, including checking accounts, savings accounts and time deposits;

•     loans and advances (individuals and companies, housing loans, microcredit, onlending BNDES/Finame, rural loans, leasing, among others);

•     credit cards, debit cards and pre-paid cards;

•     cash management solutions;

32 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

•     public authority solutions;

•     asset management;

•     services related to capital markets and investment banking activities;

•     intermediation and trading services;

•     capital markets solutions;

•     international banking services;

•     import and export financing; and

•     consortiums.

Deposit accounts

We offer a variety of deposit accounts to our customers, including:

•      checking accounts, such as:

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

As of December 31, 2018, we had 28.3 million checking account holders, 26.7 million of which were of individuals and 1.6 million of which were of legal entities. As of the same date, we had 63.5 million savings accounts.

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

December 31,	R$ in thousands, except %
	2018		2017		2016
Deposits from customers
Demand deposits	34,178,563	10.0%	33,058,324	12.6%	32,521,234	14.0%
Reais	32,605,941	9.6%	30,392,388	11.6%	30,936,451	13.3%
Foreign currency	1,572,622	0.5%	2,665,936	1.0%	1,584,783	0.7%
Savings deposits	111,170,912	32.6%	103,332,697	39.4%	97,088,828	41.7%
Reais	111,170,912	32.6%	103,332,697	39.4%	97,088,828	41.7%
Time deposits	195,398,721	57.3%	125,617,424	47.9%	103,137,867	44.3%
Reais	181,698,519	53.3%	115,684,855	44.2%	87,286,295	37.5%
Foreign currency	13,700,202	4.0%	9,932,569	3.8%	15,851,572	6.8%
Total	340,748,196	100.0%	262,008,445	100.0%	232,747,929	100.0%

For more information on our deposit accounts, see “Deposit-taking activities."

33 Bradesco

Form 20-F

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product on the indicated dates:

December 31,	R$ in thousands
	2018	2017	2016
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	72,906,750	64,152,166	60,465,377
Housing loans	60,594,386	59,963,375	60,458,038
Vehicle financing	31,075,027	24,741,298	23,699,948
Onlending BNDES/Finame	25,170,115	30,655,666	35,816,560
Other corporate loans and advances	112,144,399	97,248,815	107,951,154
Rural loans	13,353,943	13,642,478	14,422,799
Leasing	2,089,862	2,249,859	2,738,611
Credit cards	39,553,374	37,568,984	37,407,733
Import and export financings	54,604,799	43,591,024	49,123,653
Total	411,492,655	373,813,665	392,083,873

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2018	2017	2016
Borrower size
Largest borrower	2.2%	2.5%	2.3%
10 largest borrowers	9.1%	8.2%	8.5%
20 largest borrowers	12.9%	12.2%	12.6%
50 largest borrowers	18.6%	17.8%	18.5%
100 largest borrowers	22.9%	22.2%	23.0%

Other loans and advances to individuals

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•     personal loans with pre-approved overdraft facilities to be obtained through our branches, ATM network, call center, mobile and internet banking, with average repayment terms of five months and an average interest rate of 8.6% per month as of December 31, 2018. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees and public servants and private sector employees; and

•     special overdraft limit (revolving credit limit) linked to a current account with automatic renewal, which allows our customers to perform various financial transactions, such as transfers and withdrawals even when there is no balance available, at interest rates varying from 2.9% to 13.3% per month as of December 31, 2018.

As of December 31, 2018, we had outstanding personal loans, and overdraft loans totaling R$72.9 billion or 17.7% of our portfolio of loans and advances to customers.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers payroll-deductible loans to INSS retirees and pensioners and public-sector employees (federal, state and municipal) through companies specialized in payroll-deductible loans.

Housing loans

As of December 31, 2018, we had 192.6 thousand active financing contracts under mortgage or fiduciary disposal of real estate. The aggregate outstanding amount of our housing loans amounted to R$60.6 billion, representing 14.7% of our portfolio of loans and advances to customers.

Housing loans are carried out for the purpose of: (i) acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

Financing for the acquisition of residential real estate has a maximum term of up to 30 years and annual interest rates of 8.9% to 12.0% per annum, plus TR, while commercial real estate has a maximum term of up to ten years and annual interest rates of 13.0% to 15.0% p.a. plus TR.

34 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Financing for construction, also known as the Businessman Plan, has a construction term of up to 36 months and interest rate of 12.0% to 16.0% per annum, plus TR, and a six-month grace period for the realization of transfers to borrowers.

Central Bank regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans; 20.0% in compulsory deposit requirement and the remaining resources, in financial and other transactions according to the law and regulations in force.

Vehicle financings

We are acting, including through partnerships, in the consumer financing of the purchase of new and used vehicles for individuals and corporations in the chain, which comprises assembler, dealers and consumers. In addition to offering theses services through our extensive branches network, Bradesco Financiamentos also offers lines of loans and leasing for the acquisition of vehicles.

As of December 31, 2018, we had vehicle financing totaling R$ 31.1 billion, or 7.6% of our portfolio of loans and advances to customers.

BNDES onlending/Finame

The Brazilian Bank of Economic and Social Development – BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, in carrying out their plans for modernization, expansion and implementation of new business, always with the potential of generating jobs, income and social inclusion in Brazil, its portfolio has certain products and programs to provide government-funded long-term loans with below-market or subsidized interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers' credit. Although we bear the risk for these BNDES and Finame onlending transactions, these transactions are always secured.

According to BNDES, in 2018, we disbursed R$6.3 billion, 87.0% of which were loaned to micro, small and medium-sized companies. Our BNDES onlending portfolio totaled R$25.1 billion as of December 31, 2018, and accounted for 6.1% of our portfolio of loans and advances to customers at that date.

Other corporate loans and advances

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2018, we had R$112.1 billion of other outstanding loans to corporate clients, accounting for 27.3% of our portfolio of loans and advances to customers. We offer a range of loans to our corporate customers based in Brazil, including:

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

These lending products generally bear interest at a rate of 1.1% to 13.9% per month.

In addition to these loans, we also offer guarantees, which are a contractual commitment, in which we guarantee the fulfilment of the obligations of our customers (debtors) before third parties (beneficiaries).

35 Bradesco

Form 20-F

Rural loans

We extend loans to the agricultural sector by compulsory deposits, or the Amount Subject to Compulsory Deposit Requirement (“VSR”), BNDES onlending operations and our own funds, in accordance with Central Bank regulations. As of December 31, 2018, excluding BNDES onlending operations, we had R$13.3 billion in outstanding rural loans, representing 3.2% of our portfolio of loans and advances to customers. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 7.0%, on average, as of December 31, 2018. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than ten years with repayments on a semi-annual or annual basis. The security for such loans, we generally obtain a mortgage or chattel mortgage on the land where the agricultural activities being financed are conducted.

Central Bank regulations require us to use at least 30.0% of the annual average of the VSR of the previous harvest to provide loans to the agricultural sector.

Leasing

According to ABEL, as of December 31, 2018, our leasing companies were among the sector leaders, with a 19.9% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2018 was R$10.4 billion.

As of December 31, 2018, we had 8,451 outstanding leasing agreements totaling R$2.1 billion, representing 0.5% of our portfolio of loans and advances to customers.

The Brazilian leasing market is dominated by financial institutions, including companies affiliated with Brazilian and foreign manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing transactions are financial (as opposed to operational). Our leasing transactions primarily involve the leasing of trucks, cranes, aircraft, ships and heavy machinery. As of December 31, 2018, 45.9% of our outstanding leasing transactions were for vehicles.

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing transactions primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2018, Bradesco Leasing had R$8.9 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average useful life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2018, the remaining average maturity of contracts in our lease portfolio was approximately 56 months.

36 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Targeted Production Microcredit

We offer a product named “targeted production microcredit” (microcrédito produtivo orientado) to formal and informal entrepreneurs, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. As of December 31, 2018, we had 42,818 microcredit loans outstanding, totaling a portfolio of R$114.0 million.

In accordance with Central Bank regulations, consumer microcredit transactions are charged up to a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific products (“targeted production microcredit”) have a maximum effective interest rate of up to 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for low income individuals in general (consumer microcredit); (ii) R$5,000 for individuals or legal entities engaged in a productive activity of professional, commercial or industrial nature, provided that the sum of the value of the transaction and the balance of other credit transactions does not exceed R$40,000; and (iii) R$15,000 for our targeted production microcredit transactions. In addition, microcredit loans may not be for less than 120 days, and the origination fee must be up to 2.0% of the loan value for individuals and up to 3.0% for micro entrepreneurs. The Federal Government updated some rules of the National Program of Targeted Productive Microcredit (PNMPO) through Provisional Measure No. 802/17, subsequently converted into Law No. 13,636/18 providing special conditions for concession of credit to individuals and legal entities that are entrepreneurs of urban and rural productive activities and have income and annual gross revenues under R$200,000.00.

In March 2019, CMN issued the Resolution No. 4,713/19, which will come into force on June 30, 2019, with the new guidelines about the microcredit operations, which includes targeted production microcredit and the direction of resources for those operations.

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

•     interest and fees on cash withdrawals through ATMs; and

•     fees on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers a complete line of credit cards and related services, including:

•     cards issued for use restricted to Brazil;

•     credit cards accepted nationwide and internationally;

•     credit cards directed toward high net worth customers, such as Gold, Platinum, Infinite/Black and Nanquim from Elo, Visa, American Express and MasterCard brands;

37 Bradesco

Form 20-F

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

We hold 50.01% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, pre-paid and money card), Livelo (coalition loyalty program), Stelo (digital portfolio for online purchases), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, one of the highlights of which is a partnership with C&A.

We initiated a partnership with Apple in 2018 for the use of Bradesco cards in the Apple Pay App for payments in commercial establishments.

We also launched another product in 2018, called the Pre-paid Bradesco DIN card. It can be used to pay for purchases in Brazil and abroad, to make transfers to another Bradesco DIN, to receive money from Bradesco account holders and to make withdrawals in the Bradesco self-service network, Banco24Horas and Bradesco Expresso.

As of December 31, 2018, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

38 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

	In millions
	2018	2017	2016
Volume traded - R$	189,155.0	176,893.5	159,172.5
Number of transactions	2,104.8	1,991.0	1,784.0

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

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•     the strategy area to prevent credit card fraud has the mission of identifying and mitigating risks of financial losses and negative impacts to the image of the Bank. It develops prevention strategies to documental and transactional fraud, monitoring and alerting in real time the onboarding of the product as well as all transactions made through the customer service and use channels. The actions are based on behavioral analyses of fraud, supported by statistical methodologies and predictive models of fraud, in order to ensure controls aligned to the business.  The area also works on the diagnosis of losses to identify systemic and operational weaknesses, recommending preventive actions and the alignment with the current strategy when necessary;

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

Import and Export Financing

For information on Import and Export Financing, see "Item 4.B. Business Overview – Foreign branches and subsidiaries.”

Cash Management Solutions

Management of accounts payable and receivable – In order to meet the cash management needs of our customers in both public and private sectors, we offer many solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions. The solutions provided include: (i) receipt and payment services; and (ii) resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities. These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments – In 2018, we settled 1.0 billion invoices through the services of Cobrança Bradesco and 579 million of receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders. The legal entity systems processed 1.1 billion documents related to payments to suppliers, salaries and taxes.

Global Cash Management – Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, we offer products and services for carrying out the cash management of these companies.

Niche Markets – We operate in various niche markets, such as education, health, condominiums, country clubs, Individual Micro Entrepreneur (MEI), expeditors and driving schools, transportation, franchising, and religion, among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

39 Bradesco

Form 20-F

As an example, the Franchising & Business niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized service. We have approximately 450 agreements in place with franchising companies, generating numerous opportunities to open new current accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Arrangements (“APLs”), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 423 APLs throughout the country.

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

Our exclusive website developed for our customers offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. The website also features exclusive facilities for public employees and the military, showing all of our products and services for our customers.

Our relationships with such public authorities are developed and maintained by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have six specialized platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and 100 largest municipalities according to the Brazilian GDP.

In 2018, we took part and were successful in bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.0 million retirees and pensioners.

Management and administration of third-party funds

BRAM manages third-party funds through:

•     mutual funds;

•     managed portfolios;

•     exclusive funds; and

•     receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios) and FIIs (Real Estate Investment Funds).

Management of funds and portfolios – On December 31, 2018, BRAM managed 1,230 funds and 300 portfolios, providing services to 3.4 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate One, Corporate, Large Corporate, Private and Varejo (Retail) (for more information on our segmentation, see “Segmentation of clients”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

40 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

The following tables show the equity of funds and portfolios, which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment as of December 31,	R$ in thousands
	2018	2017
Investment Funds
Fixed income	548,781,839	550,505,210
Variable income	9,498,103	9,122,195
Multimarket	48,565,323	54,106,357
Total	606,845,265	613,733,762
Managed Portfolios
Fixed income	53,121,126	45,038,875
Variable income	7,591,523	7,880,085
Total	60,712,649	52,918,960
Overall Total	667,557,914	666,652,722

As of December 31,	2018		2017
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,230	3,468,304	1,187	3,295,332
Managed Portfolios	300	1,138	216	216
Overall Total	1,530	3,469,442	1,403	3,295,548

Administration of third-party funds – On December 31, 2018, BEM and Bradesco administered 3,043 funds, 300 portfolios and 90 investment clubs, providing services to 3.5 million investors.

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period.

Equity under Administration by Type of Investment as of December 31	R$ in thousands
	2018	2017
Investment Funds
Fixed income	745,188,895	719,817,674
Variable income	51,958,073	41,006,035
Third party share funds	59,262,618	47,146,765
Total	856,409,587	807,970,474
Investment Clubs and Managed Portfolios
Fixed income	53,121,193	45,038,875
Variable income	7,591,523	7,880,085
Third party share funds	23,415,776	9,812,127
Total	84,128,491	62,731,086
Overall Total	940,538,078	870,701,560

As of December 31,	2018		2017
	Number	Quotaholders	Number	Quotaholders
Investment Funds	3,043	3,510,515	2,845	3,266,973
Managed Portfolios	300	-	216	-
Investment Clubs	90	841	89	852
Overall Total	3,433	3,511,356	3,150	3,267,825

41 Bradesco

Form 20-F

Services related to capital markets and investment banking activities

As our investment bank, “Bradesco BBI” is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income transactions of securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2018, Bradesco BBI received the following top awards: “Best Investment Bank in Brazil” by Global Finance, “Most Innovative Investment Bank from Latin America” by The Banker and “LatAm M&A Firm of the Year and Brazil M&A Firm of the Year” by Global M&A Network.

In 2018, Bradesco BBI advised customers in a total of 190 transactions across a range of investment banking products, totaling approximately R$162.9 billion.

Project finance – Bradesco BBI is the advisor and structuring agent in the areas of “Project” and “Corporate Finance,” seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2018, Bradesco BBI successfully participated in the launching of 19 projects, totaling R$8.4 billion in investments.

Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2018, Bradesco BBI advised on 25 disclosed transactions that amounted to R$60.8 billion. Bradesco BBI ended the year as number one in the ranking of volume in mergers and acquisitions in Brazil according to Merger Market.

Structured operations – Bradesco BBI structures customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment.

Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in local and international capital markets and international debt. In 2018, Bradesco BBI coordinated 127 local capital markets debt offerings that amounted to more than R$46.1 billion. In the same period, Bradesco BBI coordinated 13 international capital markets debt offerings that amounted to more than US$8.7 billion. Bradesco BBI ended the year in first position in the rankings of volume and number of international capital market transactions, and in second position in the rankings of origination and distribution of fixed income locally, according to data published by ANBIMA.

Equity – Bradesco BBI coordinates public offerings of shares in the national and international markets. In 2018, Bradesco BBI coordinated 4 local capital markets equity offerings that amounted to more than R$7.3 billion. In the same period, Bradesco BBI coordinated 2 international capital markets equity offerings that amounted to more than R$8.5 billion.

Intermediation and trading services

Bradesco Corretora

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

In 2018, Bradesco Corretora traded R$353.6 billion in the B3 equities market and ranked fifth in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 56.3 million futures, forwards, swaps and options totaling R$6.2 trillion on the B3. In 2018, Bradesco Corretora ranked tenth in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

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

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2018, "Home Broker" trading totaled R$14.4 billion.

42 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team composed of 50 sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 500 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Ágora Investimentos

Ágora CTVM S.A., or "Ágora Investimentos," as well as Bradesco Corretora,  operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, and forward contracts, in the primary and secondary market traded on the B3 and in the organized over-the-counter market, including both our checking account holders and non-account holders. It also offers a wide range of products such as Fixed Income, Investment Funds, Investment Clubs, government securities through Tesouro Direto (Treasury Direct), all of which render advisory services that are segmented and aligned to the customer's profile.

In 2018, Ágora Investimentos traded R$43.2 billion in the B3 equities market and ranked fifth in Brazil in terms of total trading volume.

In addition, in the same period, Ágora Investimentos traded 56.3 million futures, forwards, swaps and options totaling R$6.2 trillion on the B3 to indivuduals. Ágora Investimentos offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2018, "Home Broker" trading totaled R$38.7 billion.

 Ágora Investimentos was awarded by B3, within the Operational Qualifying Program (PQO), three excellence seals (Carrying Broker, Execution Broker and Retail Broker), indicating the high quality of the operational services rendered the market and customers investors. Ágora Investimentos also has the seal Certifies propitiating safety and transparency in the investments registered in B3.

Ágora Investimentos has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team composed of sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples.

Capital market solutions

In 2018, we were one of the main providers of capital markets services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

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

We have Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls at a service organization under international standards. These certifications expand our structures of controls, increasing the level of effectiveness and quality of processes.

As of December 31, 2018, the set of the services provided by us, which we call “Bradesco Custódia” was composed of:

•     custody and controllership services for investment funds and managed portfolios involving:

•         R$1.6 trillion in assets under custody;

•         R$2.3 trillion in assets under controllership; and

•         R$127.6 billion in market value, related to 25 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

•     fiduciary administration for funds:

43 Bradesco

Form 20-F

•         R$429.9 billion total shareholders’ equity of investment funds under fiduciary administration by BEM.

•     securities bookkeeping:

•         239 member companies of the Bradesco Book-entry Stock System, with 5.0 million shareholders;

•         391 companies with 613 issues in the Bradesco’s Book-Entry debentures system, with a market value of R$437.7 billion;

•         924 investment funds in the Bradesco Book-Entry Quotas System (value of R$95.1 billion); and

•         36 BDR (Brazilian Depositary Receipts) programs managed, with a market value of R$704.8 million.

•     depositary (Escrow Account - Trustee):

•         19,253 contracts, with a financial volume of R$17.8 billion.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking. As of December 31, 2018, our international banking services included:

Branches:

•     one in New York City;

•     one in the Cayman Islands; and

•     one in London.

Subsidiaries:

•     one in London: Bradesco Securities U.K., named "Bradesco Securities U.K.;"

•     one in the Cayman Islands: Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•     one in Argentina: Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•     one in Luxembourg: Banco Bradesco Europa S.A., or "Bradesco Europa;"

•     one in Mexico: Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México;"

•     two in Hong Kong: (i) Bradesco Trade Services Ltd. or "Bradesco Trade;" and (ii) Bradesco Securities Hong Kong or "Bradesco Hong Kong;" and

•     two in New York: (i) Bradesco Securities Inc. or “Bradesco Securities U.S.” and (ii) Bradesco North America LLC or “Bradesco North America.”

Representative office:

•     one in the city of Miami.

Our International and Exchange Area in Brazil coordinates our international transactions with support from twelve operational units specialized in foreign exchange and 18 points of service which are part of the Bradesco Corporate Segment (Segmento Bradesco Corporate). This structure is located at major exporting and importing areas nationwide.

44 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2018		2017		2016
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	141,319,794	96.9%	146,014,854	98.0%	164,975,062	98.2%
Overseas operations	4,564,935	3.1%	2,966,302	2.0%	3,066,400	1.8%
Total	145,884,729	100.0%	148,981,156	100.0%	168,041,462	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$50.9 billion, as of December 31, 2018, denominated in currencies other than the real.

Funding required for financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to R$7.3 billion
(US$1.9 billion) during 2018.

The following is a brief description of our subsidiaries abroad:

Bradesco Europa – Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking segment.

Bradesco Argentina – It was set up with the purpose of granting financing, largely to companies based in Brazil with local establishments and, to a lesser extent, to companies based in Argentina doing business with Brazil.

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

•     Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for Banco Bradesco S.A. in Euro Certificate of Deposit (Euro CD) and Medium-Term Note (MTN) programs; and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and

•     Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business unit of credit card issuance.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

45 Bradesco

Form 20-F

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as "NCEs" and "CCEs"), and Export Financing Program with rate equalization – “PROEX.”

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,303 correspondent banks abroad, 44 of which extended credit/guarantee lines as of December 31, 2018.

As of December 31, 2018, our international unit had a balance of R$49.1 billion in export financing and R$7.2 billion and R$2.4 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$55.0 billion in 2018. In the same period, the volume of our foreign exchange contracts for imports reached US$42.8 billion. In 2018, based on Central Bank data, we reached a 24.1% market share of trade finance for Brazilian exports and 24.4% for imports.

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2018. This portfolio includes transactions with credit features and off-balance sheet transactions (import credit opened and international guarantees):

2018	R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	15,146,180
Advance on foreign exchange contracts – delivered bills	582,961
Export prepayment	10,975,694
Onlending of funds borrowed from BNDES/EXIM	236,711
Proex - Rate Equalization Program	32,783
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	22,077,273
Total export financing	49,051,602
Import financing
Import financing – foreign currency	3,200,932
Exchange discounted in advance for import credit	3,599,264
Import credit opened	361,593
Total import financing	7,161,789
International guarantees	2,359,042
Total foreign trade portfolio	58,572,433

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•     foreign loans to customers (Decree-Law No. 4,131/62);

•     working capital abroad;

•     WEB exchange contracts;

•     collecting import and export receivables;

46 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

•     cross border money transfers;

•     advance payment for exports;

•     accounts abroad in foreign currency;

•     domestic currency account for foreign domiciled customers;

•     cash holding in other countries;

•     structured foreign currency transactions: through our overseas units;

•     service agreements – receiving funds from individuals abroad via money orders;

•     prepaid cards with foreign currency (individual and legal entities);

•     purchasing and selling of foreign currency paper Money;

•     cashing checks denominated in foreign currency; and

•     clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium.” Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles, motorcycles and trucks have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2018, registered total sales of 1,503,817 outstanding quotas; net income of R$1.3 billion; and fees from consortiums of R$1.7 billion. The company also administers a total volume of transactions of over R$73.5 billion.

47 Bradesco

Form 20-F

Insurance, pension plans and capitalization bonds

We offer a range of products and services to our clients, including life, health, accident and vehicles and property insurance, both to individuals and companies; supplementary pension plans, individual and legal entities, as well as the capitalization securities, through our extensive distribution network.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated.

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2018	2017	2016
Statement of Income data
Net interest income	12,291,357	1,857,926	5,374,229
Other income and expenses (1)	(1,519,588)	7,335,891	4,190,317
Income before income taxes	10,771,769	9,193,817	9,564,546
Income tax and social contribution	(4,382,847)	(4,156,153)	(3,915,822)
Net income for the year	6,388,922	5,037,664	5,648,724
Net income attributable to controlling interest	6,224,398	4,812,425	5,550,662
Net income attributable to non-controlling interest	164,524	225,239	98,062
Statement of Financial Position data
Total assets	305,112,189	295,699,951	266,642,197
Selected results of operations data
Income from insurance and pension plans
Written premiums	62,736,288	65,864,591	62,470,571
Pension plan contributions	4,441,813	5,090,043	3,679,922
Coinsurance premiums ceded	(47,232)	(49,715)	(70,862)
Premiums returned	(769,311)	(667,196)	(746,244)
Reinsurance premiums	(91,463)	(191,088)	(306,265)
Premiums retained from insurance and pension plans	66,270,095	70,046,635	65,027,122
Changes in the insurance technical provisions and pension plans	(29,409,222)	(34,805,771)	(32,781,918)
Retained claims	(26,024,370)	(25,594,962)	(24,542,433)
Selling expenses for insurance and pension plans	(3,179,631)	(3,405,912)	(3,547,008)
Income from insurance and pension plans	7,656,872	6,239,990	4,155,763
Note: Inter segment transactions have not been eliminated.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services, pension plans and capitalization bonds

We offer insurance products, pension plans and capitalization bonds through different legal entities, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is leader in the Brazilian insurance market. The insurance products, pension plans and capitalization bonds offered in our service channels are:

•     life and personal accident insurance;

•     health insurance;

•     automobiles, property/casualty and liability insurance;

•     reinsurance;

•     pension plans; and

•     capitalization bonds.

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2018, there were 32.6 million life insurance policyholders.

48 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2018, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A. (Mediservice) had more than 3.6 million beneficiaries covered by company plans and individual/family plans. Approximately 139 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 38 of the top 100 largest companies in the country.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2018, it included 10,703 laboratories, 16,438 specialized clinics, 14,798 physicians and 2,045 hospitals located throughout the country.

Automobiles and property/casualty insurance

We provide automobile and property/casualty insurance through our subsidiary Bradesco Auto/RE.

The automobile insurance covers losses arising from damage caused to the insured vehicle in cases of collision, larceny, theft and fire, in addition to damages to passengers and third parties. In automobile insurance, intended for individuals, "Bradesco Seguro Auto Correntista" is featured for being a product that offers discounts, benefits and exclusive coverage to account holders of Banco Bradesco.

Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance. Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable and highly profitable product. For legal entities, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs, according to their industry sector.

As of December 31, 2018, Bradesco Auto/RE had 1.4 million insured automobiles and 1.3 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plan manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio.

As of December 31, 2018, Bradesco Vida e Previdência accounted for 25.2% of the pension plan and VGBL market in terms of contributions, according to SUSEP. On December 31, 2018, Bradesco Vida e Previdência accounted for 26.7% of all supplementary pension plan assets under management, 25.6% of VGBL, 24.6% of PGBL and 44.9% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both "open" and "closed" private pension entities. "Open" private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. "Closed" supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage pension and VGBL plans covering 3.0 million participants, 63.4% of whom have individual plans, and the remainder of whom are covered by company plans. The company plans account for 26.2% of technical reserves.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on the income accrued, pursuant to current legislation.

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In December 2018, Bradesco Vida e Previdência managed R$166.2 billion in VGBL and R$36.8 billion in PGBL plans. Bradesco Vida e Previdência also managed R$24.5 billion in pension plans.

49 Bradesco

Form 20-F

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

•     revenues from management fees charged to participants in accordance with mathematical provisions; and

•     interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$20 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$1.4 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus interest over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2018, we had around 7.2 million "traditional" capitalization bonds and around 16.0 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value. At the end of 2018, Bradesco Capitalização had approximately 23.2 million capitalization bonds and 2.7 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is "brAA-/Stable/--," assigned by S&P Global rating agency.

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

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2018	2017	2016
Insurance products
Sales through the branches	38.0%	38.5%	38.3%
Sales outside the branches	62.0%	61.5%	61.7%
Pension plans products
Sales through the branches	87.1%	88.1%	89.2%
Sales outside the branches	12.9%	11.9%	10.8%
Capitalization bonds
Sales through the branches	85.7%	86.1%	92.7%
Sales outside the branches	14.3%	13.9%	7.3%

50 Form 20-F – December 2018

4.B. Business Overview
Form 20-F
Distribution channels

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels (1) - Units	2018	2017	2016
Service Stations	76,173	73,474	72,604
- Branches	4,617	4,749	5,314
- PAs - Service Points	3,824	3,899	3,821
- PAEs - ATMs located on a company´s premises	907	928	1,013
- External ATM Network - Bradesco (2) (3)	43	63	186
- Banco24Horas Network (2)	12,697	11,050	10,972
- Bradesco Expresso (Banking Correspondents)	39,100	38,708	38,430
- Bradesco Financiamentos (4)	14,912	14,002	12,791
- Losango Customer Service Points	60	63	63
- Branches/Subsidiaries abroad	13	12	14
ATMs	58,099	56,849	56,110
- Bradesco Network	34,997	35,590	36,119
- Banco24horas Network	23,102	21,259	19,991
(1) We offer products and services also through digital channels such as: (i) contact center; (ii) mobile app; and (iii) internet banking;
(2) Including overlapping ATMs within Bradesco´s own network and Banco24Horas network; and
(3) This decrease is related to the sharing of external network ATMs by the Banco24Horas network ATMs.
(4) As from 2017, we started to consider service posts for payroll-deductible loans and dealers/resellers for vehicle financing. For better comparability, the previous periods were adjusted.

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

•     receipt of utility bills, bank charges and taxes; and

•     prepaid mobile recharge.

As of December 31, 2018, the Bradesco Expresso network totaled 39,100 service stations, of which 6,611 were new service stations, with an average of 42.1 million monthly transactions or 2.0 million transactions per business day.

Digital Channels

The Digital Channels offer mobility and autonomy to customers so that they may use the Bank from wherever they are and expand their businesses with us.

Mobile phones and tablets have become part of people’s day-to-day lives, which reinforces our role of creating new features adapted to the user and, thus, engage our clients to make easier and more secure transactions.

In addition to traditional and consolidated service channels, such as Automatic Teller Machines (ATMs), telephone service, and Internet Banking, clients have access to an extensive portfolio of products and services through Bradesco Celular, available from the simplest to the most sophisticated devices.

51 Bradesco

Form 20-F

Below is a brief description of our digital channels:

Social Networks – Since 2004, we have had a strong presence on Social Networks, monitoring our brand and our products and services, providing service to clients and non-clients 24 hours a day, seven days a week, with a 5-minute response time and a dedicated team, specialized in social media.

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

BIA – Bradesco Artificial Intelligence (Bradesco Inteligência Artificial) interacts with the user, answers questions about products and services and assists with transactions. In 2018, BIA, which recorded 73.2 million interactions, started assisting via WhatsApp. It is integrated with Google Wizard and already answers questions on more than 83 products and services of the bank. It is available for employees and clients, and provides faster, practical and autonomous services. We were a pioneer in Brazil in the use of IBM's cognitive computing platform, Watson.

Bradesco Celular – Our presence on mobile phones has been growing exponentially. Through apps for individuals and legal entities, we make payment transactions, transfers, balance inquiries, loans, and many other conveniences available. Clients that access their accounts through their mobile phone are not charged by their data package due to an agreement made with Brazil’s major mobile network operators.

Products and services available through Bradesco Celular include:

•        Opening Accounts: available in the Bradesco Applications (Classic), it allows new clients to open an account through their mobile phone, without going to the branch, including the sending of documents by mobile phone;

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

52 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Internet – We were the first financial institution in Brazil to have an electronic address on the internet and provide financial services to our clients through this channel, transforming our websites into business tools and important sources of information for clients and non-clients.

This structure has two main areas of access and dissemination of content:

•     Bradesco Institutional Website: simplified content and language adapted for digital media which provides clients and the public at large a wide range of information on various financial products and services. Currently, we have 40 institutional websites, where the public has access to content, can clarify doubts and have access to information about how to open a checking account, services available in our branch network and remote channels, guidance on security, disclosure of social and environmental actions, specific investor publications, content on financial education, simulators, and responsible credit, among others; and

•     Bradesco Internet Banking for Financial Services: our web portal includes 16 operational sites that enable banking transactions for our account holders, in a “secure access” environment that enables the execution of services and financial transactions. We provide various products and services that enable our clients to conveniently, quickly, and securely conduct transactions such as the payment of bills, transfers between accounts, payment of taxes and obtaining personal credit and a homebroker for the purchase, sale and management of assets.

Currently, we use the “banco.bradesco,” top-level domain or generic top-level domain ("gTLDs"), an initiative of the Internet Corporation for Assigned and Numbers ("ICANN"), a body responsible for internet protocols and which regulates addresses on the worldwide internet. Our new website addresses make the access to our content more practical and intuitive.

Self-service – Our self-service channel provides convenience to clients, giving access to transactions outside the branch’s internal environment and enabling the marketing of our products with the challenge of consolidation as a business channel.

Our Self-service Network has 34,997 machines, of which 10,000 are ATMs 3.0 that have a customizable screen, very similar to the application interface of a mobile phone, facilitating the operation by the user. We also have a further 2,300 machines with immediate deposit with the recycling of bank notes and a further 153 that allow for withdrawals in U.S. dollar and Euro. In addition to 23,102 ATMs available under the Banco24Horas network to make withdrawals, check balances, obtain statements, contract loans, pay bills, make transfers between Bradesco accounts and use DOC/TED (types of bank transfers), Prepaid Card, and "proof of life" for INSS.

Our ATMs have highly advanced security technology: biometric reading that identifies customers and authenticates ATM transactions works through a sensor/invisible light beam that captures the image of the vascular pattern of the palm of the hand.

The biometric reading enables our customers to, for example, carry out transactions without a card, by simply using the palm of their hand and their six-digit password, providing convenience and speed without compromising security. In our own network it is possible to carry out all transactions without a card, while the Banco24Horas network allows clients to make withdrawals, check balances, make transfers, contract loans, obtain proof of payment and make other inquiries.

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

Telephone services - Fone Fácil (Contact Center) – Fone Fácil Bradesco allows clients to bank by telephone, which can be accessed by choosing electronic service or personalized service.

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

53 Bradesco

Form 20-F

Through this channel we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, credit contracting, support and registration of the security device in the mobile phone, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pensions, capitalization, credit, private and internet banking, among others.

In 2018, 95.9% of our banking transactions were performed through digital channels. The tables below show the number of transactions carried out through digital channels, the credit authorized through these channels and the quantity of current accountholders:

Year ended December 31,	In millions of transactions		% Change
	2018	2017
Internet Individuals + Companies - with WebTA (1)	5,670	5,449	4.1%
ATMs	1,939	2,052	(5.5)%
Mobile Banking (Bradesco Celular)	10,259	7,783	31.8%
Telephone Banking (Fone Fácil)	156	195	(20.0)%
Total	18,024	15,479	16.4%
(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

In the Digital Channels, authorized credit grew in 2018 as a result of the implementation of new functionality including the option to receive the "13th month" salary in advance, and to conduct transactions relating to Income Tax, working capital and deduction of receivables. The base of digital clients has shown continuous growth, reaching 15.3 million clients as of December 31, 2018.

Year ended December 31,	2018	2017	2016
Loans authorized in the Digital Channels - In R$ billion
Individuals	15.5	11.5	10.3
Companies	21.6	16.8	13.9
Total	37.1	28.3	24.2
Digital Account Holders - In million
Individuals	14.1	12.6	11.2
Companies	1.2	1.1	1.0
Total	15.3	13.7	12.2

Next

On October 30, 2017, we officially launched Next, to complement the ecosystem of solutions of the Bradesco Organization. It was developed as a 100% digital platform and is accessed by the client through an app for iOS and Android. Our goal is for Next to cater to a new range of clients  between 18-35 years old.

Next interacts with the user based on his or her behavior using interactive and innovative tools (Analytics platform), offering the best experience of use and relationship with the client.

For the year ended December 31, 2018, Next ended with an average of 5 thousand accounts open per day and 18.4 million transactions, totaling 500,000 accounts. Almost 77% of these clients were not current accountholders of Bradesco, proving the potential of the attractiveness of a new profile of client.

 inovabra

The Ecossistema inovabra was set up with the aim to promote innovation inside and outside the Organization through programs based on collaborative work between the Organization, companies, startups, investors and mentors in order to solve challenges, meet the needs of our clients and ensure the sustainability of the business in the long term.

The platform provides favorable conditions to share future visions for business, collaborate on the innovation for the financial market, foster partnerships and accelerate the search for disruptive solutions. When you combine all of this in a single formula, inovabra quickly consolidates itself as a powerful strategic driver of the Organization's efforts concerning innovation, accelerating advances and further extending the range of benefits to the participants of this ecosystem. It is comprised of eight programs:

54 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

•      inovabra centers: an internal innovation program, which encourages our employees to practice creativity and entrepreneurship, spreading the culture of innovation inside the Organization. The innovation projects are prioritized, structured and conducted from the stage of conception, passing through the whole process of construction and validation of the business model, until they are launched in the market;

•      inovabra startups: the program is an open innovation program, intended to enable strategic partnerships between us and startups that have applicable solutions or with the possibility of adaptation to financial and non-financial services that may be offered or used by us;

•      inovabra ventures: it is a proprietary capital fund, currently with a capital of R$200 million. It is managed by the area of Private Equity area and is intend to invest in startups with technology and/or innovative business models, contributing to the growth of the valuation of these startups and to expand the entrepreneurial environment;

•      inovabra artificial intelligence: it is a program responsible for the strategy and application of artificial intelligence at the Organization, coordinated by the Center of Excellence Bradesco Artificial Intelligence, with a dedicated multidisciplinary team of data scientists and specialists in natural language;

•     inovabra hub: a collaborative digital platform that connects participants of the ecosystem of entrepreneurship and innovation in Brazil. Companies, startups and entrepreneurs have access to content, exchange experiences and do business. There are more than 5 thousand users, of which 1.2 thousand are startups;

•      inovabra lab: is an environment which centralizes 16 laboratories in the areas of technology, designed to operate in a model of collaborative work with large technology partners, residents in this environment. This model provides gains in operating efficiency with the optimization and acceleration of the processes of evaluation and certification of new technologies (hardware and software), prototyping, testing, proof of concept, launches and solutions to new challenges. In addition, it provides favorable conditions for connecting the business areas with the areas of IT and technology partners;

•      inovabra international: the program is structured in an environment of innovation based in New York and connections in London, with the radar on the global ecosystem of innovation and entrepreneurship of startups. A dedicated team works in a collaborative space in partnership with a specialized company, aiming to identify solutions that add value to the business of the Organization, and to monitor technological trends and behavioral disorders; and

•      inovabra habitat: a building with more than 22 thousand square meters, located on the large economic innovation and cultural center of São Paulo, where large companies, startups, investors and mentors work collaboratively to innovate and generate business. In one year, it already counts on more than 190 startups and 70 large companies, resident in the environment, with approximately 1.5 thousand people working collaboratively to innovate. In addition to fostering the world of entrepreneurship in Brazil and the culture of innovation in organizations, the habitat tends to contribute with the country in the search for a position of greater prominence in the global innovation.

55 Bradesco

Form 20-F

Segmentation of Clients

We operate a model of client segmentation, which groups certain clients of the same profile together, thus furthering our ability to provide a personalized service to our clients, in accordance with their needs.

Our segments offer a range of products and differentiated services that are tailored to individuals, legal entities and non-account holders. We present below our segmentation of clients:

Client Segmentation
Corporations
Bradesco Large Corporate - Large companies, with annual revenues of more than R$4 billion.
Bradesco Corporate - Large companies, with annual revenues between R$500 million and R$4 billion.
Bradesco Corporate One - Companies with annual revenue between R$30 million and R$500 million (Corporate Branches) and as from R$15 million (Corporate Spaces).
Bradesco Varejo (Companies and Businesses) - Companies with annual revenues of up to R$30 million.
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
Non-Account Holders
Non-Account Holders - Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Bradesco Corporate

The Corporate segment is responsible for serving business groups and focused on both large and medium-sized corporations. Its offices are located in the main financial centers and with a value proposal based on physical proximity and relationship with clients, offers customized services with a global reach and counts on a highly skilled team to fulfill customers’ needs through a wide portfolio of products, structured solutions and financial services.

To anticipate the solutions, it is important to strengthen the relationship with clients and to deliver a robust value proposal, Corporate is highly segmented by sectors, markets, sizes, nature of the companies, among other criteria, and these segments are combined into three large areas:

•      Corporate One: Focused mainly on the middle market it also has a team focused on providing services to large companies. Its main target are companies with a sales revenue between R$30 million and R$500 million. The area has national presence and a regionalized structure, composed of 70 Units located in main cities and capitals distributed in 15 regional sectors and another 98 Corporate Spaces present throughout Brazil;

•      Corporate: Has a structure of specialized services by market sector and a physical structure in various cities in Brazil and abroad and its main target are corporate groups with a sales revenue between R$500 million and R$4 billion; and

•      Large Corporate: Focused on corporate groups with a sales revenue of over R$4 billion. It has a highly qualified team, offering customized consultancy to serve clients in Brazil and worldwide.

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

56 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Currently, Bradesco Private Bank has 15 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Brasília, Campinas, Cuiabá, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nation-wide presence, in addition to the support of the units abroad located in Cayman, New York and Luxembourg.

Bradesco Varejo

The focus of Bradesco Varejo are individuals with a monthly income of up to R$10 thousand and legal entities with annual revenues of up to R$30 million. Individual customers with monthly incomes up to R$3,999.99 or amounts available for investments below R$40 thousand are classified as being part of the “Classic” customer designation and individual customers with monthly incomes from R$4 thousand to R$10 thousand or amounts available for investments from R$40 thousand are classified as being part of the “Exclusive” customer designation. Companies with annual revenues of up to R$30 million are classified as being part of the “Empresas e Negócios” designation. The retail area provides customized services with adequate financial solutions for each profile.

The Bradesco Varejo service network comprises 4,280 branches, 3,824 service stations (PAs), 907 electronic service stations (PAEs) and 39,100 Bradesco Expresso units, in addition to thousands of ATMs.

The broad customer service network executes the important task of financial inclusion, offering products and services in remote places, of difficult access and also in regions with large concentrations of people with lower purchasing power.

Bradesco Prime

Bradesco Prime operates in the segment of high-income individuals and is present in all Brazilian capitals. It has a service network of 243 exclusive branches and 1,012 "Bradesco Prime Spaces." The clients count on a full relationship model that fits the profile and needs of each client, providing effective financial planning, with customized solutions, evaluated by qualified professionals, to assist our clients with their asset management.

Using Bradesco Prime the clients have the following benefits:

•      program of benefits: grant of up to 100% exemption on the value of the Tariff Basket and exemption on annuity of our credit cards, in accordance with the volume of investments and/or concentration of the client's spending, plus up to twelve days without interest in the Special Overdraft in accordance with the volume of investments;

•      Viva|Prime program: provides Bradesco Prime clients with unique experiences in the form of benefits and discounts in stores, restaurants and partner brands;

•      recommended investment portfolios: recommended based on the analysis of the investor's profile (API) that seeks to diversify the best ratio between risk and return;

•      capillarity: wide network of branches and Bradesco Prime Spaces throughout the country;

•      relationship manager: qualified professionals who support the client in managing their resources, considering their needs and moment of life; and

•      Exclusive Spaces in whole country: network of exclusive branches and "Bradesco Prime Spaces" offering convenience and total privacy so clients can tend to their business affairs.

Bradesco Prime has been, throughout its existence, investing in technology, in the improvement of the relationship with clients and in the training of its professionals and has as one of its main assets to provide the best experience to its clients. It established a prominent position in the Brazilian market of banking services for high-income clients and has consolidated its position as one of the largest banks in the segment.

Non-Account Holders

In July 2018, we created an area dedicated to individual and legal entity clients, consumers of our products, with the aim of increasing the relationship with this target audience.

57 Bradesco

Form 20-F

Main subsidiaries

The following is a simplified chart containing our main subsidiaries in the activities of financial and insurance services and our voting interest as of December 31, 2018. With the exception of Bradesco Argentina, Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information in relation to the consolidation of our significant subsidiaries, see Note 2a to our consolidated financial statements in "Item 18. Financial Statements."

58 Form 20-F – December 2018

Form 20-F

Corporate risk management process

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. In August 2017, CMN Resolution No. 4,595/17 was edited, including provisions for compliance policies. Under this Resolution, financial institutions authorized to operate by the Central Bank should implement and maintain the compliance policies compatible with the nature, size, complexity, structure, risk profile and business model of the institution, in order to ensure the effective management of its compliance risk. The compliance risk must be managed in an integrated manner with all other risks incurred by the institution, in accordance with the specific rules. The rule also permits the drafting of a single compliance policy per conglomerate.

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

The Integrated Risks Management and Capital Allocation Committee (“COGIRAC”), is responsible for assuring the fulfilment of the Organization’s risk management processes and policies.

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

In compliance with CMN Resolution No. 4,557/17, we created a Risk Committee whose main purpose is to assess the structure of the Organization’s risk management and occasionally propose improvements to the Board of Directors, as well as the formalization of the role of Chief Risk Officer (CRO) position, which is responsible for, among other duties, supervising the development, implementation, performance and improvement of the risk management structure. The CRO reports to the Risk Committee, to the CEO and to the Board of Directors.

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

 We seek to control our exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

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

59 Bradesco

Form 20-F

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
Corporate control and monitoring of our credit risk take place in the credit risk unit of the Integrated Risk Control Department (DCIR). The department assists the Credit Risk Management Executive Committee on discussions and implementation of the methodologies to measure the credit risk. Relevant issues discussed by this committee are reported to COGIRAC, which reports to the Board of Directors.

In addition to the committee meetings, the business area holds monthly meetings with officers and heads of products and segments to ensure they are informed about the evolution of the portfolio of loans, delinquency, adequacy of the provision for non-performing loans, credit recovery, gross and net losses, portfolio limits and concentrations, allocation of economic and regulatory capital and other items. This information is also monthly reported to the Audit Committee.

The business area also tracks each internal or external event that may significantly impact credit risk such as mergers, bankruptcies or crop failures and monitors sectors of economic activity in which we have the most representative exposures.

Both the governance process and limits are validated by COGIRAC, submitted for approval by the Board of Directors, and reviewed at least once a year.

Market Risk

Market risk is the possibility of a loss of income due to fluctuations in prices and market interest rate of the financial instruments retained by the Organization resulting from mismatched amounts, currencies and indexes of our asset and liability operations.

This risk is identified, measured, mitigated, controlled and reported. Our profile of exposure to market risk is in line with guidelines established by the governance process, with limits that are monitored on a timely and independent basis from the business areas.

All transactions exposing us to market risk are mapped, measured and classified according to probability and magnitude, with the whole process approved by the governance structure.

Our risk management process involves the participation of all levels, from business units to the Board of Directors.

In line with the best practices of corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 4,557/17, the Board of Directors approved the Market Risk Management Policy, which is reviewed at least annually by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market risk.

In addition to this policy, we have several specific rules that regulate the market risk management process, including:

•     classification of operations;

•     reclassification of operations;

•     trading in government or private securities;

•     use of derivatives; and

•     hedge.

Market Risk Management Process

Our market risk management process is run on a corporate wide basis, ranging from business areas to the Board of Directors. This process involves several areas, with specific attributions, and ensures an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process allowed us to be the first financial institution in the country authorized by the Central Bank to use, since January 2013, in-house models of market risk to check the need of regulatory capital. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself.

60 Form 20-F – December 2018

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

In addition to daily reports, the positions of the trading portfolio are discussed every 15 days by the Treasury Executive Committee and the positions of the banking portfolio and liquidity reports are handled by the Treasury Executive Committee for the Management of Assets and Liabilities. In both forums, the results and the risks are evaluated and the strategies are discussed. Both the governance process and the existing limits are validated by COGIRAC and submitted for approval by the Board of Directors, which are reviewed at least once a year.

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

61 Bradesco

Form 20-F

Our Policy for Liquidity and Risk Management, approved by the Board of Directors, is mainly aimed at ensuring the existence of standards, criteria and procedures to guarantee the development of the Short-Term Liquidity Ratios (LCR), in compliance with Resolution No. 4,401/15, and Long-Term Net Stable Funding Ratio (NSFR), in compliance with Resolution No. 4,416/17, as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,557/17.

We also have rules for the daily monitoring of liquidity levels through a warning flag that triggers the submission of reports and the actions to be taken given the risk presented.

Our liquidity risk is managed by the Treasury Department, based on the positions provided by the back-office controls positions, which provides liquidity information to our Management and monitors compliance with established limits. The Integrated Risk Control Department is responsible for the methodology of measurement, control over limits established by type of currency and company (including for non-financial companies), reviewing policies, standards, criteria and procedures, and drafting reports for new recommendations.

Since October 2017 we use the Short-Term Liquidity Ratio (LCR) as a standard for the internal management, as provided in the CMN Resolution No. 4,401/15 and the Central Bank's Circular No. 3,749/15.

In the third quarter of 2018 we started monitoring structural long-term liquidity risk, through the NSFR, pursuant to CMN Resolution No. 4,616/17 and Central Bank’s Circular No. 3,869/17.

The liquidity risk is monitored daily by business and control areas and at meetings of the Treasury Executive Committee for Asset Liability Management, which controls the liquidity levels. Additionally, monitoring activity is also conducted by COGIRAC and by the Board of Directors. The reports, on which the monitoring is made, are shared with the Risk Committee.

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

•      ensuring the integrity of data from losses collected and provide analyses that offer quality information to branches, aimed at improving operational risk management;

•     measuring, controlling and reporting increased operational losses by way of assessing the effectiveness of the mitigating measures of branches;

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

The Integrated Risk Control Department is responsible for the coordination of the Internal Control and Operational Risk Commission (“CIRO”), which reports to the Executive Committee of the Operational and Socio-environmental Risk Management (“CEROS”). This commission analyzes the behavior of the operational losses of the business areas/branches, the efficiency and effectiveness of the processes and controls adopted, the provision methodologies and their impact on the management of operational risk and evaluate indicators, scenarios, and external data from operating losses in order to incorporate/adjust eventually, processes and controls.

62 Form 20-F – December 2018

Form 20-F

The Integrated Risk Control Department is the advisory unit of CEROS, whose objective is to advise the Diretoria Executiva on the performance of their duties relating to the management of operating risk, business continuity and socioenvironmental risks. The relevant issues debated in this instance are reported to COGIRAC, which reports to the Board of Directors.

The governance process is approved by the Board of Directors and reviewed at least once a year.

Internal controls

The efficacy of our internal controls is supported by trained professionals, well-defined and implemented processes as well as technology compatible with business needs according to CMN Resolution No. 2,554/98.

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

In this sense, we have evolved our security framework considering the new digital context, where the focus on cybersecurity is a key aspect and one of the pillars of technology and processes, establishing data protection for our clients, resiliency, and structure to identify threats, detection, and response and recovery procedures in cases of cyber-attacks.

Regarding the technical aspects, to prepare against and anticipate IT security and cybernetic threats, the IT area promotes continuous investments like the reformulation of the critical updates of servers and workstations, process of inspection of source code in the development cycle, establishment of a lab for security tests and use of technologies/tools.

We have systems to prevent against attacks from external connections and the internet, systems for the analysis of fraudulent behavior, unauthorized access, malicious codes, analysis of network behavior, protection against invasion (intrusion detector), firewall, antivirus and antispam systems, all to provide protection to our IT environment. We continuously upgrade the security over our software and hardware, digital certification in WEB servers and the encryption equipment, in addition to performing frequent resilience tests.

We implement continuous monitoring mechanisms, such as security operational centers (SOCs), focusing on the identification of potential vulnerabilities and establishing an active defense with the use of cognitive intelligence.

Additionally, we have a cyber intelligence team working to identify threats and check the necessary corrective measures.

We adopt strict procedures to ensure the security of client information. The interactions and synergies between management and technical areas aim to create solutions to provide secure access to service channels, in order to minimize exposures and vulnerabilities. We have a range of security devices and technologies, including biometrics, chip cards, 2D digital validation/QRcode and OTP devices (physical and cell phone token, etc.), which are used to prevent fraud and unauthorized access. Educating clients on cyber risks is a key component of our strategy in this regard. In this sense, we develop awareness campaigns through the channels used by clients and on social media. On the website "seguranca.bradesco" there are several guidelines to the public, including videos of the web series "Protect Yourself" with prevention tips on current key scams/fraud, aiming to improve the security barriers with its users, since the risk of protection breach during access occurs precisely in the elements of the process that are out of reach by the management of Bradesco: the behavior and equipment of clients.

63 Bradesco

Form 20-F

In conjunction with technical actions, the preparation and engagement of people is another crucial issue. The culture of security is a fundamental basis for the mechanisms, processes and technologies to be effective. For this reason, we invest in training and awareness of employees, associates and customers so they are aware of the issue and prepared and updated in relation to the inherent risks and threats.

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

With the aim of enhancing cyber security and data storage, the CMN edited Resolution No. 4,658/18 and Circular No. 3,909/18, which established principles and guidelines that seek to ensure the confidentiality, integrity and availability of data and information systems, through the implementation of policies for cyber security, in addition to the requirements for hiring of processing and data storage services. We comply with the provisions of these rules.

In August 2018, Law No. 13,709/18 General Data Protection Law (“LGPD”) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD observed the global trend to strengthen the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on the so-called "treatment agents." The Brazilian Law was inspired specifically by the European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation (“GDPR”).

The impact of the law will be significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, or who has collected personal data in Brazil, or individuals located in Brazil – albeit not residents – or, even, that offer goods and services to the Brazilian consumer. In short, the adaptation to the LGPD will require structural changes in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 as regards the creation of the National Authority for Data Protection (“ANPD”) and will be in force from August 2020 in relation to its other aspects.

Bradesco Integrity Program

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

Such commitments are permanently sustained through the Bradesco Integrity Program, which corresponds to a set of mechanisms and measures made up by the Code of Ethical Conduct, by Corporate Anticorruption Policies and Standards, and other standards, as well as procedures, processes, and control established therein, aimed at preventing, detecting, and remedying any harmful acts of corruption and bribery, including fraud against the Government.

The program, supported by the Integrity and Ethical Conduct Committee and by the Board of Directors, determines the guidelines, responsibilities, procedures, and controls regarding gifts, freebies and entertainment, sponsorship, third parties and due diligence, bids with the Brazilian Government, political contributions, relationships with public agents, denunciations and non-retaliation against whistleblowers acting in good faith, in accordance with laws and regulations applicable in Brazil and in countries where we have business units.

64 Form 20-F – December 2018

Form 20-F

The Integrity Program covers our managers, employees, suppliers, service providers, banking correspondents and business partners, controlled companies and companies that are members of the Bradesco Organization in its interactions and daily decisions, highlighting our principles of high standards of conduct and ethics. We continuously evaluate the Program to align its governance with the best national and international anti-corruption practices.

We always promote the culture of ethics and integrity based on the code of ethical conduct, from its disclosure and communication, from its internalization through programs and training events and awareness with the participation of the employees and the service providers. In this sense, in 2018 the Policies, Rules, Standards, Integrity Program, Manuals, Training and Systems were reinforced.

We also intensified the communication with suppliers, service providers, and correspondents in the country and with business partners. We gave anti-corruption training in person to the Senior Management, to employees in areas with higher exposure to risk, and to third parties. We also made Corporate Anticorruption Policy documents as well as the Bradesco Integrity Program available at new websites.

We established in each Department or Associated Companies a Focal Point of Integrity, and in October 2018, we promoted the 1st Meeting – “Integration Event,” with lectures with the participation of the Board of Executive Officers and an external lecturer. In addition, in December 2018, in reference to the International Day of the Fight against Corruption, we promoted Bradesco Integrity Week, which featured external lecturers, in addition to panels with the participation of members of our Board of Executive Officers.

Independent Validation of Management and Measurement Models of Risk and Capital

We employ regulatory models as well as internal models developed based on statistical, economic, financial, and mathematical theories and the expertise by specialists in the Management of Risks and Provisions and in the measurement of Capital, aiming to synthesize processes or complex issues and large quantities of information and providing standardization, objectivity and efficiency to the decisions.

All models have inherent risks that can be translated by potential adverse consequences arising from decisions based on incorrect or obsolete estimates, improper calibration of parameters or inappropriate use. In order to detect, mitigate and control these risks, there is the process of independent validation, which carefully evaluates various aspects, challenging the development process (which includes the assumptions adopted, the methodology and the results) and the use of models (including the quality of the input data, adherence to the regulatory requirements and the robustness environment in which they are implanted). The results are reported to the managers, Internal Audit, the Risk Committee, the Compliance and Internal Control Committee ("CCIC") and to the COGIRAC.

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

65 Bradesco

Form 20-F

To achieve its objectives, it acts strategically and corporately in cyber security, access management, electronic fraud-prevention, debit card products and document fraud, security of electronic channels and systems and information to assess, treat, and propose improvements. In addition, it is a focal point for Technical Opinions, in connection with strategic security issues, implementation of products, services or processes and prevention of money laundering and the financing of terrorism (“PLD/FT”).

We highlighted the main activities:

•     the Information Security area's mission is to establish the Information Security Corporate Policy and Rules related to the topic; identify and evaluate the risks of Information Security; ensuring good governance and generating the Asymmetric Cryptographic Keys; maintain the Registration Authority (“RA”) for  the issuance of Digital Certificates related to the Brazilian Public Key Infrastructure (“ICP Brasil”), in accordance with the standards established by the Institute of Information Technology (“ITI”). Establishes criteria for the assessment of compliance of Information Security and data protection, sustains the Program of Awareness and Education in Information Security, giving lectures in-company to employees and at external events;

•     we moved forward regarding the process to be registered as a Time Stamp Authority in the context of the ICP Brazil, which will support our digital and document digitalization processes. These actions aim to protect both the clients and the Organization's information, whose critical matters are approved by a Multidisciplinary Information Security Committee and decided by the Corporate Security Executive Committee;

•     the area of Governance of Cyber Security and Incidents develops, monitors and controls the maturity and mapping of risks to information security. It is aligned with the strategic guidelines of the Organization, new business models, risks and cyber threats and regulatory bodies. It also acts in the management of the Operational Model of Information Security (“MOSI”), in Preventing Data Leakage via Data Loss Prevention (DLP) and Incidents, with the overview of information security in the Bradesco Organization;

•     it is responsible for the implementation of the Security Transformation Program (“PTS”) intended to raise the maturity on the subject;

•     the areas of Electronic Fraud-Prevention (Bradesco Celular, internet banking, Net Empresa, Fone Fácil and Debit Card Product), Document Fraud Prevention (opening of accounts, Bradesco App, Next, Consigned Credit, Financing of Vehicles and Consortium) manage security processes and projects to detect and mitigate risks of any financial losses or image crisis. They operate by monitoring the transactions of Electronic Service Channels and carrying out preventive and reactive analysis of documents, in addition to performing strategic and corporate actions. They are supported by the Area of Data Analysis and Modeling with analytical solutions and statistics methodologies, in order to propose solutions to Managers of technical and business areas that aim at the balance between use and security for Electronic Channels Access and for Debit Card Product;

•     the area of Identification Management and Access is responsible for the strategy and operational direction of the identification process and access to corporate applications. This area aims to protect the system resources and information against unwanted access, honoring the principles of segregation of duties and definition of automated controls;

•     the area of Security Devices assesses the need for systems, service channels, business managers and users, managing and monitoring projects, assisting in the acquisition and performing the control and logistics of Biometrics, M-Token, Token and TAN Code;

•     the area of Security for Access to Information by Third Parties defines security rules and principles applied to the outsourced services, ensuring the evaluation, centralized and appropriate processes and governance for the protection of information of the Organization; and

•      the area of prevention of money laundering and the financing of terrorism (“PLD/FT”) is responsible for policies, standards, procedures and specific systems, which establish guidelines to prevent and detect the misuse of our structure and/or products and services. This Program is supported by the PLD/FT Executive Committee, which evaluates the work according to its effectiveness as well as the need to align procedures and controls with the regulations and with the best national and international practices. The suspicious or atypical cases identified are forwarded to the Commission for the Evaluation of Suspicious Transactions for analysis, which is composed by Departments and Related Companies alike, to be able to assess the need to report to the Regulatory Bodies in compliance with the legal requirements.

66 Form 20-F – December 2018

Form 20-F

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

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank’s risk rating system has nine categories ranging from "excellent" to "very poor." In line with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients/economic groups is based on a range of 18 levels, of which 14 represent accrual loans. This ensures greater adherence to the requirements set forth in the Basel Accords. For more details, see "Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of Loans and Advances."

The lending limits set for our branches reflect size and collateral provided for loans. However, branches have no authorization to approve an application for credit from any borrower who:

•     is rated less than "acceptable" under our internal credit risk classification system (score and rating);

•     has an outdated record; and

•     has any relevant credit restrictions.

We have credit limits for each type of loan. We pre-approve credit limits for our individual and legal entities and presently extend credits to the public sector only under very limited circumstances. In all cases, funds are only granted once the appropriate body has approved the credit line.

We review the credit limits of our large corporate customers every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed every 90 days.

Our maximum exposure per client (e.g. individuals, companies or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 15.0% of our Reference Equity.

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below or in which the total exposure equals or exceeds R$3.0 billion are required to be submitted to the Board of Directors for approval.

67 Bradesco

Form 20-F

Client Rating	As a % of Shareholders´ Equity
AA1	15
AA2	12.5
AA3	11
A1	9.5
A2	8.5
A3	7
B1	5.5
B2	4.5
B3	3
C1	1.5
C2	0.9
C3	0.7
C4	0.5
D	0.4

68 Form 20-F – December 2018

Form 20-F

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

69 Bradesco

Form 20-F

The following table shows limits established for approval of loans to individuals outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision-making authority
Credit department	up to 20,000
Credit director	up to 25,000
Decision Credit Meeting	up to 40,000
Executive credit committee (Daily Meeting)	up to 150,000
Executive credit committee (Plenary Meeting)	up to 3,000,000
Board of Directors	over 3,000,000

Loans and advances to legal entities

For corporate customers, depending on the collateral proposed, the size of the branch and suitability in terms of credit parameters, loans of up to R$400,000.00 may be approved at the branch level. If the collateral offered is not within the limits for approval at the branch level, the loan is submitted to the Credit Department and, if necessary, higher levels.

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
(4) Branch with total deposits equal to or above R$15,000,000; and
(5) Branch with exclusive middle market companies.

The following table shows limits established for approval of loans to corporate customers outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision-making authority
Credit department	up to 20,000
Credit director	up to 25,000
Decision Credit Meeting	up to 40,000
Executive credit committee (Daily Meeting)	up to 150,000
Executive credit committee (Plenary Meeting)	up to 3,000,000
Board of Directors	over 3,000,000

70 Form 20-F – December 2018

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

•     in the "Varejo (Empresas e Negócios)" segment, in addition to the points above, we focus on the owners of the relevant company, as well as considering the period in business and the monthly revenues;

•     in the "Corporate One," “Corporate” and “Large Corporate” segments, management capability, the company/group's positioning in the market, its size, the economic-financial evolution, cash flow capability, and business perspectives, our analysis always includes the proponent, its parent company/subsidiaries, and the type of business; and

•     this also includes analyses of social and environmental risk for projects that require customers to show compliance with social and environmental regulations and the Equator Principles, consisting of socioenvironmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank's financial arm.

Collection and Loan Recovery

We have a department that focuses on the collection and recovery of loans, seeking to reduce the rates of delinquency and losses, as well as to maintain the relationship with clients. By using our own statistical models, updated periodically, which separate debtors according to levels of risk and likelihood of payment, the collection strategies become more assertive and efficient.

Collection occurs sequentially through the Network of Branches, Call Centers, Digital Channels, and Friendly and Judicial Collection Offices. In addition, regional specialized teams tailor their operations and most significant cases are submitted to the collective authority limits in the Commission or Executive Committee for Collection and Credit Recovery, respecting the governance of the established authority level.

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2018, our total deposits were R$342.3 billion, representing 29.0% of our total liabilities.

We provide the following types of deposit and registration accounts:

•     checking accounts;

•     savings accounts;

•     time deposits;

•     interbank deposits from financial institutions; and

•     accounts for salary purposes.

The following table shows total customers' and bank's deposits by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2018	2018	2017	2016
From customers
Demand deposits	10.0%	34,178,563	33,058,324	32,521,234
Savings deposits	32.5%	111,170,912	103,332,697	97,088,828
Time deposits	57.1%	195,398,721	125,617,424	103,137,867
Deposits from banks
Demand deposits	0.3%	1,139,729	1,030,292	898,877
Interbank deposits	0.1%	410,975	2,168,625	588,872
Total	100.0%	342,298,900	265,207,362	234,235,678

71 Bradesco

Form 20-F

According to the Central Bank’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies with the Central Bank as compulsory deposits, as follows:

Time deposits: we are required to deposit in an account with the Central Bank 33.0% of the average amounts recorded under time deposits and others transactions, deducting R$30.0 million. The amount required is deposited with the Central Bank in cash and we earn remuneration on the amount deposited at the SELIC rate.

In December 2018, the Central Bank revoked Circular No. 3,569/11 by publishing Circular No. 3,916/18, which determined: (i) a change in the rates from 34.0% to 33.0%; (ii) an increase in the limit of deduction for financial institutions with a Reference Equity (PR) below R$15 billion; and (iii) the cancellation of the value of the deduction that would be used until December 2019.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market's interest rate expectations.

Demand deposits – we are required to deposit 21.0% of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, deducting R$500 million, pursuant the provisions of Circular No. 3,917/18.

In December 2018, the Central Bank revoked Circular No. 3,632/13 by publishing Circular No. 3,917/18, which determined: (i) the amendment of the reducer from R$200 million to R$500 million; (ii) the amendment of the rate from 25.0% to 21.0%; and (iii) cancellation of the value of deduction that would be used until December 2019.

Savings deposits – each week we are required to deposit in an account with the Central Bank an amount equivalent to 20.0% of the total average balance of our savings account deposits. The account bears interest annually at “TR” plus interest of 6.2% or Reference Rate (“TR”) plus 70.0% of the SELIC rate for funding carried out from May 2012, when the SELIC rate is lower than 8.5% p.a.

In February 2013, the Central Bank defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

Additionally, present Central Bank regulations require that we:

•     allocate a minimum of 30.0% of cash deposits to providing rural loans;

•     allocate 2.0% of demand deposits received to low‑income segments of the population and micro entrepreneurs; and

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

72 Form 20-F – December 2018

Form 20-F

Other funding sources

Our other funding sources include capital markets, obligations for repurchase agreements, import/export transactions and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

As of December 31,	R$ in thousands
	2018	2017	2016
Funding Sources
Obligations for repurchase agreements	190,911,877	233,467,544	241,978,931
Financial notes	104,005,236	93,570,141	108,512,908
Onlendings	25,170,058	30,769,294	36,030,587
Subordinated debt	53,643,444	50,179,401	52,611,064
Borrowings	29,681,340	18,521,713	22,165,415
Real estate credit notes	25,381,719	27,020,911	26,955,574
Letter of credit property guaranteed	476,332	-	-
Agribusiness notes	13,108,595	10,973,682	9,116,292
Euronotes	1,270,409	634,549	2,785,654
Securities issued through securitization of payment orders	3,130,111	2,606,322	3,286,342
Structured Operations Certificates	656,616	368,485	445,168
Total	447,435,737	468,112,042	503,887,935

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2018, 2017 and 2016, obligations for repurchase agreements (which consist of financial assets sold subject to repurchase agreements) accounted for 42.7%, 49.9% and 48.0%, respectively of our other funding sources. The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its Capital, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank.

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

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds. For more information on our onlending transactions, see "Loans and Advances to customers."

We have conducted operations with letter of credit guaranteed by real estate, nominative, transferable and freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system, in order to inject resources into the real estate market. Our operations comply with all the requirements determined by CMN Resolution No. 4,598/17.

Data processing

We have available an up-to-date technological environment supported by a Data Center (CTI – Centro de Tecnologia da Informação) located in Cidade de Deus, Osasco, SP, with 11,900 square meters in area, especially built to harbor information technology (IT) infrastructure and contains protections designed to ensure availability of services offered by us.

Bradesco

Form 20-F

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

Our infrastructure has systems to prevent against attacks from external connections and the internet, systems for the analysis of fraudulent behavior, unauthorized access, malicious codes, analysis of network behavior, protection against invasion (intrusion detector), firewall, antivirus and antispam systems, all to provide protection to our IT environment. We continuously upgrade the security over our software and hardware, digital certification in WEB servers and the encryption equipment.

We have a Security Operations Center (SOC) in the area of IT Security that treats and responds to security incidents, monitors the environment (24/7) and develops prevention measures through sources of intelligence information.

Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a system of prevention against loss of Information Data, the DLP, designed to ensure the protection of company data. Annually, a "Penetration Test" is performed by an independent audit firm and the IT security processes are certified by the ISO 27000 – Information Security.

Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate, staff) to use resources independently in order to provide better service, and due to the critical nature of such services.

The IT structure is also backed by processes implemented in light of the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). It applies recognized practices for IT service management and is certified by the ISO 20000 – Service Management.

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

As of December 31, 2018, state-owned financial institutions held 41.9% of the National Financial System's (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 42.5% share and foreign-controlled financial institutions, with a 15.6% share.

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

74 Form 20-F – December 2018

Form 20-F

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

In April 2018, the CMN edited Resolution No. 4,656/18, regulating the establishment and operation of the direct loan companies and loan companies between people and loan operations and financing between people using the electronic platforms. In summary, the Loan Companies between People ("APR"), have to be constituted in the form of joint stock companies and may not perform operations with own resources, mainly acting as intermediary between creditors and debtors, in addition to the provision of other services established in the Resolution.

In this scenario, the fintechs that are already in expansion in the Brazilian market, may act as a loan company between people, which will stimulate the competition between financial institutions and will, consequently, adversely affect the Bank.

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil. In December 2018, our total market share was 11.5% and, among private banks, it was 23.4%, according to the Central Bank.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are card distribution network, the services and benefits offered.

Consortia

In December 2018, according to Central Bank, the consortia market included 150 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Caixa Econômica Federal in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Randon and Conseg in the trucks segment.

One of our competitive differentials is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network in the entire whole of Brazil, achieving a market share of 28.6% in real estate and 32.4% in vehicles.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other international institutions. Bradesco BBI has nonetheless achieved significant success in this market. For more information on our Investment Bank, see "Item 4.B. Business Overview – Services related to capital markets and investment banking activities.

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Safra Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

75 Bradesco

Form 20-F

Fund management

On December 31, 2018, the fund management industry in Brazil managed funds worth R$4.6 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$606.8 billion, representing a decrease of 1.1% as compared to the twelve previous months or 13.1% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.4 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 24.5% market share according to SUSEP, in 2018, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander, which account for a combined total of approximately 52.5% of all premiums generated in the market, as reported by SUSEP, in 2018.

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

With 25.2% of total contributions in the sector (“SUSEP”), Bradesco Vida e Previdência's main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Caixa Seguros and Zurich/Santander.

Capitalization bonds sector

According to SUSEP, Bradesco Capitalização holds a 29.5% market share in capitalization bonds income and 27.8% in terms of technical provisions. Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Santander, Caixa Seguros, Icatu and Sul América, which together represent approximately 58.1% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2018.

76 Form 20-F – December 2018

Form 20-F

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal financial institutions

As of December 31, 2018, nine financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal) and 144 financial conglomerates, consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

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

77 Bradesco

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

•     may not own real estate, except for its own use; and

•     according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting credit operations with related parties. Exempted from the prohibition are loan operations with related parties that comply with all of the following conditions:

•      the loan operations with related parties, except for the cases provided for in the legislation or in specific regulations, may only be carried out under conditions compatible with the market, including the limits, interest rates, grace period, terms, guarantees required and criteria for risk classification for purposes of constitution of a provision for probable losses and write-off as loss, without additional benefits or differentiated as compared to operations accepted to other clients with the same profile as the respective institutions. The parameters adopted by the institution in credit operations of the same type for policyholders with the same profile and credit risk are considered compatible with the conditions of the market; and

•      the sum of the balances of loan operations contracted, directly or indirectly, between the related parties must not be greater than 10% of the value related to the shareholders’ equity adjusted by the accumulated revenues and expenses deducting the value of stake in institutions authorized to operate by the Central Bank and in financial institutions abroad, observing the following individual caps: (i) 1% for hiring an individual; and (ii) 5% for hiring a legal entity, safeguarding the exceptions established in the Resolution.

•       The following loan operations are also exempt from the prohibition provisioned in Law No. 4,595/64, respecting the limits and conditions established in the regulations:

•      the operations with companies controlled by the Government, in the case of federal public financial institutions;

•      the loan operations that have as counterpart a financial institution of the same prudential conglomerate, as long as certain conditions established in the legislation and the law are respected;

•      the interbank deposits regulated in the form of section XXXII of the caput of article 4 of Law No. 4,595/64;

•      the obligations assumed between related parties as a result of the responsibility imposed on clearance members and other participants of chambers or providers of clearance and settlement systems authorized by the Central Bank or by the CVM and their counterparts in operations conducted in the scope of these chambers or service providers; and

•      the remaining cases authorized by the National Monetary Council.

•       For the purposes of CMN Resolution No. 4,693/18, the following are considered as related parties:

•      its controllers (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;

•      its officers and members of statutory or contractual bodies;

78 Form 20-F – December 2018

Form 20-F

•      spouses, partners and blood relatives up to the second degree of individuals specified in items I and II;

•      individuals with qualified equity interest; and

•      legal entities:

a) with qualified equity interest;

b) in which capital, directly or indirectly, is qualified equity interest;

c) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and

d) that have an officer or member of the Board of Directors in common.

•     CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or legal entities in the capital of financial institutions and of leasing companies or of these institutions in the capital of legal entities, equivalent to fifteen percent (15%) or more of the respective shares or quotas representing the capital stock.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to consolidation of their financial statements.

Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, which regulates the administrative sanctioning process in the sphere of activity of the Central Bank and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium, in combination with the Central Bank’s Circular No. 3,857/17. We can highlight, among other things: (i) the caps of the fines provisioned by the Central Bank and CVM has maximum levels established, respectively, at R$2 billion (or 0.5% of revenues from services and financial products calculated in the year preceding the violation) and R$50 million; (ii) forecast for the imposition of coercive or precautionary measures, with the possibility of applying a punitive fine capped at R$100 thousand per day, limited to a maximum period of 30 days; (iii) the legal provision was re-established for purposes of typification of the violation involving prohibited operations, added to two pieces of news henceforth: (a) list, in an unprecedented manner, exceptions, or caveats regarding their characterization; and (b) restrict the range of crimes White Collar Law, to prohibit  operations where the parties are under common control; (iv) prediction of the possibility for the proposition and conclusion of the Term of Commitment for those administrative violations related to the prevention of money laundering in the context of the Central Bank; (v) the non-necessity of confession of guilt for the conclusion of the Term of Commitment was re-established, both in the context of the Central Bank and CVM; (vi) adaptation was made to the original forecast of expiry of leniency to the possibility of concluding the "Agreement In the Process of Administrative Supervision," without, however, making provision for any exemption from prosecution; (vii) have changed the caps on fines to be applied to any infractions on FX operations; and (viii) the types of criminal conduct involving the practice of insider trading and market manipulation were also changed.

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

79 Bradesco

Form 20-F

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

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. The CMN Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates (this applies only to market risk management). Further, this resolution also updates the application of the relevant thresholds for any calculations subject to foreign exchanges.

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

In December 2018, the Central Bank edited Circular No. 3,920/18 providing mitigation instruments of the tranche of the risk-weighted assets (RWA) related to the exposure to credit risk subject to the calculation of capital requirements through a standardized approach (RWAcpad).

In parallel to the issue of Circular No. 3,920/18, the Central Bank edited Circular No. 3,921/18 anticipating the new criterion for the application of the Risk Weighting Factor (FPR).

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its Reference Equity. In addition, if its exposure is greater than 5.0% of its Reference Equity, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

For more information on our capital ratios, see “Item 5.B - Liquidity and Capital Resources - Capital Compliance - Basel III.”

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

Asset composition requirements

According to the Resolution No. 2,844/01, as amended, financial institutions based in Brazil may not allocate more than 25.0% of their Reference Equity to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their Reference Equity.

80 Form 20-F – December 2018

Form 20-F

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing transactions, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their Reference Equity.

From October 2017, with the enactment of Resolution No. 4,607/17, the following transactions are excluded from the calculation of the limits mentioned above: (i) transactions of credit and leasing of responsibility of the Government; (ii) credits arising from transactions with derivatives of responsibility of the Government; and (iii) installments of credit transactions guaranteed by the government. Under the terms of Resolution No. 4,589/17, the amount of credit transactions with organizations and entities of the public sector is limited to 45% of the Reference Equity, according to the regulations in force.

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

81 Bradesco

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

In the case of corporate borrowers, the nine categories that we use are as follows:

82 Form 20-F – December 2018

Form 20-F

Rating	Our Classification	Bradesco Concept
AA	Excellent	First tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

A loan and advance transaction may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan transactions according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses. For more information, see “Expected losses of loans and advances."

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's Capital, and once every twelve months for all loan transactions, with certain exceptions.

83 Bradesco

Form 20-F

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

The regulations specify a minimum provision for each category of loan (local GAAP), which is measured as a percentage of the total amount of the loan and advance transaction, as follows:

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

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data.

84 Form 20-F – December 2018

Form 20-F

Exclusivity in loans and advances to customers

In January 2011, the Central Bank’s Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

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

In April 2018, the CMN issued Resolution No. 4,655/18 through which the charges that may be levied if there is a delay in payment or settlement of obligations related to invoices of cards were listed, which are: (i) compensatory interest, per day of delinquency, on the instalment in arrears; (ii) fines; and (iii) interest on arrears. In addition, it establishes that the form of levying such charges shall be included in the contract signed with the client.

Overdraft Regulations

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published the Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), which came into force on July 1, 2018, with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of instalment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00 (two hundred reais), the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

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

85 Bradesco

Form 20-F

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

Payments are processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

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

In September 2015, the Central Bank issued Circular No. 3,765/15 amending Circular No. 3,682/13 and bringing significant changes in the rules applicable to payment agreements that are part of the SPB. The main changes are: (i) centralized compulsory clearing and settlement of credit or debit electronic orders through a clearing and settlement system authorized by the Central Bank; (ii) new requirements for interchangeably operating arrangements, the introduction of “home institution” concept, the change of criteria to maintain closed payment arrangements; and (iii) the change of terms to decrease minimum operating volumes applicable to payment arrangements that are not part of the SPB.

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

86 Form 20-F – December 2018

Form 20-F

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

In December 2018, the Central Bank edited Resolution No. 4,707/18, which established the conditions and procedures for the implementation by financial institutions, of loan operations tied to receivables from payment arrangements. The Resolution determined: (i) the necessary specifications for the loan agreements for loans with assignment of receivables; (ii) with limitations, the free movement of financial resources to the end user recipient of operations of anticipation of receivables; (iii) the information that financial institutions should provide to the accrediting companies and sub-accrediting companies; and (iv) the information that must be provided to the end user. In January 2019, the CMN Resolution No. 4,710/19 was published to change the effective date of the Resolution No. 4,707/18, therefore, the Resolution No. 4,707/18 came into force on April 8, 2019.

Also, in December 2018, the CMN edited Circular No. 3,925/18, amending the Regulation Annex to Circular No. 3,682/13, which regulates the provision of payment services in the context of arrangements within the framework of the SPB, establishing: (i) the characteristics that the settler of the arrangement must possess such as technical-operational capabilities, organizational, administrative in addition to financial mechanisms for effective and transparent governance so as to contemplate, including the interests of participants and end users; (ii) the regulation of payment arrangement should allow the linking of the modalities of participation sub-accrediting and home institution; and (iii) the settler open payment arrangement should allow payment arrangements closed interoperate with him through bilateral agreements.

Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes - Under Law No. 6,024/74

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•     suffers losses due to mismanagement, putting creditors at risk;

•     repeatedly violates banking regulations; or

•     is insolvent.

Intervention may also be ordered upon the request of a financial institution's management and may not exceed twelve months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

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

87 Bradesco

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

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000 and has been kept by the Central Bank at this level since then. In 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance. In February 2016, the percentage of the contribution on instruments listed in Article 2, paragraphs I to X from Appendix II of Resolution No. 4,222/13 was changed to 0.0125%, even if correspondent credits are unsecured. In April 2018, CMN Resolution No. 4,653/18 reduced the ordinary monthly contribution from 0.0125% to 0.01%.

88 Form 20-F – December 2018

Form 20-F

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity and 75% of the Reference Fundraising of the associated institution, established in the previous month.

Central Bank edited Circular No. 3,915/18 establishing the obligation of providing information to the FGC by financial institutions and other institutions authorized to operate by the Central Bank, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular. Circular No. 3,915/18 should be in force on December 1, 2019.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 2014 or R$3.0 billion as of January 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 2008, earning interest monthly at the SELIC rate as of May 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank in June 2008, earning interest monthly at the SELIC rate as of May 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December of the previous year, adjusted by the SELIC rate: (a) 1.6 as of June 2013; and (b) 2.0 as of January 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•     40.0% from January 1, 2013;

•     60.0% from January 1, 2014;

•     80.0% from January 1, 2015; and

•     100.0% from January 1, 2016.

In May 2013, Resolution No. 4,222/13 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. In addition to increasing the maximum amount of the guarantee provided by the FGC to R$250,000, agribusiness notes (“LCA”) were included in credits guaranteed by FGC. In August 2013, the Central Bank amended and consolidated the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions. The rules governing the FGC are changed on a periodic basis.

In September 2018, the CMN Resolution No. 4,688/18 was edited, amending and consolidating the FGC bylaws and regulation. We highlight the following changes in the Bylaws of the FGC: (i) changes in the limits of the operations of assistance and financial support and operations of liquidity with related institutions, in addition to sending information by the FGC to the Central Bank on these operations; (ii) establishes new parameters to qualify the institutions associated with the FGC; (iii) inclusion of assumptions on which the Board of Directors may exclude the entity from the members associated with the FGC; and (iv) adds the duty of provision of information to the FGC.

With respect to the new regulation of the FGC, we highlight the following changes: (i) the real estate bonds cease to be the object of ordinary warranty; (ii) changes in objects that are not covered by the ordinary warranty; and (iii) additional information that must be provided to the FGC.

In February 2019, Central Bank issued Circular No. 3,929/19, determining the calculation basis and collection of contributions from institutions associated with the FGC. This Circular established: (i) the amounts of the ordinary and special contributions should be calculated based on the balances of the last day of each month, the accounts and the instruments corresponding to the collateral obligations registered by the financial institutions associated with the FGC according to the Accounting Plan of the SFN; (ii) the amounts of the additional contributions shall be calculated based on the balance sheets of the institutions associated with the FGC, in the information referred to in Central Bank Circular No. 3,915/18 and in the balances, of the last day of each month, of the accounts and of the instruments corresponding to the funding of the associated institutions registered in the titles and sub-titles of Cosif; (iii) the obligation to send information necessary to calculate the ordinary, special and additional contributions related to Adjusted Shareholders’ Equity and the Reference Value and the values corresponding to the sum of the respective balances of the last day of each month of the titles and subtitles of Cosif, which serve as the basis for calculating the contributions due for the immediately preceding month; (iv) mandatory collection of the ordinary, special and additional contributions by the FGC associated institutions in a financial institution accredited by them until the first working day of the month following the date of receipt of the information regarding the amount of the total contribution accurated by the FGC; and (v) established a fine of 2% ( the value  plus inflation) due to the delay in the collection of the contributions. Central Bank Circular No. 3,929/19 will enter into force on January 1st, 2020.

89 Bradesco

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

Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, pursuant to article 52, of the Act of Transitional Constitutional Provisions (“ADCT”). However, foreign investors without specific authorization may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our capital stock is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Central Bank’s Circular No. 3,461/09, as amended, financial institutions must:

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

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank’s Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Central Bank’s Circular No. 3,654/13 expanded such list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

90 Form 20-F – December 2018

Form 20-F

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

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and legal entities subject to the control mechanisms of suspicious transactions, which need to notify the Controlling Council of Financial Activities ("COAF"), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million.

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

In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among others, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (“FATF”), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20, such as Brazil. Although rules applicable to payment institutions were expanded, a more flexible approach was applied to prepaid accounts, as the limit for simplified identification was changed from R$1,500 to R$5,000 and the range of information to be kept for payment accounts opened by individuals was reduced.

Further, in November 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (“CPLD”). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

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

91 Bradesco

Form 20-F

This law was regulated by means of Circular No. 3,780/16, which provides the procedures to be adopted by financial institutions and other institutions authorized to operate by the Central Bank to meet that standard, including with respect to communications with the competent authorities in the case of a freezing of assets.

92 Form 20-F – December 2018

Form 20-F

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

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company's revenues, which may have "minimum" 0.1% and "maximum" 20%. Articles 17, 18, 19 and 20 of the Decree concern the "mid-term" of the fine, predicting "mitigating factors" and "aggravating factors." In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as "aggravating factors," it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60 million, maximum. An additional 5% fine will be levied if within five years of the "corrupt" conduct such "corrupt" conduct is repeated.

Social and environmental responsibility

In compliance with CMN Resolution No. 4,327/14, which introduces guidelines for the Social and Environmental Responsibility Policy (“PRSA”) by financial institutions, Bradesco has a set of internal rules, as well as a governance structure responsible for ensuring the implementation of such policy.

The PRSA guides our socio environmental actions related to our business and activities, as well as the relationship with stakeholders, helping the management of risks and opportunities. The Sustainability and Diversity Committee oversees Bradesco's compliance with its normative framework and voluntary commitments and ratifies the improvement plans proposed by the Sustainability Commission.

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

Indirect risks

In our credit management, we have a socio environmental risk analysis that seeks to reduce the socio environmental impacts of the operations we finance. In the financings subject to the Equator Principles, we require that the projects with the goal to issue more than 25 thousand tons of carbon equivalent emissions per annum conduct prior studies of feasible alternatives of reduction or compensation and compute the volume of emissions in their operations phase. Our work in the area of investments also considers environmental, social and governance factors, which cover the subject of climate change. Since 2008, we raise the awareness of our suppliers in relation to risks and opportunities arising from climate change through the CDP Supply Chain Leadership Collaboration (“SCLC”).

Though our investments arm (BRAM), we are one of the organizations that supports the Task Force on Climate-Related Financial Disclosures ("TCFD"). The TCFD outlines the exposure of companies to the financial risks and opportunities arising from climate change. The recommendations of the TCFD are influencing the market and guiding alignment initiatives both in financial and non-financial companies. In 2018, we participated in a pilot project with UNEP FI (United Nations Environment Programme Finance Initiative) to develop Climate Risk Management methods in the banking loan portfolio – the results of this initiative are available on UNEP FI website.

93 Bradesco

Form 20-F

We became the only financial institution in Brazil to participate in the group that is developing the Principles for Banking Responsibility with UNEP FI. The purpose of the initiative is to create guidelines that strengthen the responsibility of the banks in funding a sustainable future. The final version of the Principles will be published in the second half of 2019.

Our 2018 Integrated Report, available on our investor relations website, provides more information on the socioenvironmental management of the Organization.

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

For the entities regulated by SUSEP, the applicable standards determine the replacement of the members responsible for the independent accounting audit, every five fiscal years. According to article 121, X, of CNSP Resolution No. 321/15, members responsible for the independent accounting audit is the technical responsible, director, management, supervisor ou any other member in a mamagement function. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019. For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the opinion should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors, elected in the form of article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of our independent accounting firm.

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

In May 2004, the CMN enacted new auditing regulations applicable to all financial institutions based in Brazil, which were later revised. Under these regulations, we are required to appoint a member of our Management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having Capital of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third-party deposits of over R$5.0 billion are also required to create an Audit Committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' Bylaws. The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operational of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions. See "Item 16.D. Exemptions from the listing standards for Audit Committees."

94 Form 20-F – December 2018

Form 20-F

We are required to publish a semi-annual summary of the Audit Committee report together with our financial statements.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

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

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. CVM Instruction No. 555/14 became effective in October 2015.

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

95 Bradesco

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

Under the previous regulation (CVM Instruction No. 409/04), the qualified investor funds required a minimum investment of R$1.0 million per investor and were subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the current regulation (CVM Instruction No. 555/14), this privilege is eligible only for funds for professional investors.

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

Also in December 2014, the CVM established a new concept for qualified and professional investors. Legal entities and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1.0 million. These definitions became effective in October 2015.

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

•     collect commissions from their customers related to transactions of securities during the primary distribution; or

•     acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

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

96 Form 20-F – December 2018

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

Insurance regulation

The Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (article 13 and paragraph 2 of Law No. 4,594/64).

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

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded.

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

97 Bradesco

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

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities (EAPC), which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, EAPC, capitalization companies and reinsurance companies. The CNSP Resolutions No. 316/14 and No. 317/14 were revoked by Resolution No. 321/15, which went into effect in August 2015, having suffered changes in 2016, 2017 and 2018, and began regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted shareholders’ equity, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPCs, capitalization companies and reinsurers.

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

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular SUSEP No. 563/17, in addition to the Supplementary Law No. 109/01, regulate the Pension Plan activity.

98 Form 20-F – December 2018

Form 20-F

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

Through Decree No. 6,499/08, the set maximum limits for the ceding of premiums to reinsurance companies in each calendar year. For local insurers, such maximum limit was 10.0% of premiums, and for local reinsurers, 50.0% of premiums. In the case of local insurers, CNSP Resolution No. 203/09 raised the limit for local insurers from 10.0% to 25.0% in the case of guarantees for public obligations and oil risks and CNSP Resolution No.194/08, to up to 100%, in the case of nuclear risks. Also pursuant to article 16, paragraph 1 of CNSP Resolution No. 168/07, the export credit insurance, rural insurance and internal credit insurance are also not subject to this limitation. SUSEP, in turn, is authorized to issue additional standards providing for limits for other lines or types of insurance for which the limit mentioned above does not apply (article 16, paragraph 3 of CNSP Resolution No. 168/07).

Further, whenever the transferor concentrates its reinsurance or retrocession operations with a single admitted or eventual reinsurer, in percentages higher than those established in the legislation, they must inform SUSEP (article 14, paragraph 3 of the CNSP Resolution No. 168/07).

And, despite the greater flexibility of the standard, the reinsurance operations relating to life insurance for survival and supplementary pensions may only be provided by local reinsurers, in accordance with CNSP Resolution No. 168/07.

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

CNSP Resolution No. 168/07 also eliminated the limitation on the transfer of risks from insurers or reinsurers domiciled in Brazil to related companies or to companies headquartered abroad associated with its economic conglomerate. Since its amendment by CNSP Resolution No. 353/17, revoking article 14, paragraph 4, of CNSP Resolution No. 168/07, it establishes only that those reinsurance and retrocession operations within one and the same economic conglomerate must "ensure the effective transfer of risk between the parties" and "be conducted on arm's length conditions." Such operations must also be notified to SUSEP (article 14, paragraph 1 of Resolution No. 168/07).

SUSEP will have access to all reinsurance and retrocession contracts, including those concluded abroad, under penalty of disregarding, for all purposes and intents, the existence of the reinsurance and retrocession contract.

On December 31, 2018, there were 122 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil RE and Lloyd's of London, and 24 reinsurance brokerage firms had the required authorization to intermediate reinsurance and retrocession operations.

In 2018, the Bradesco Auto/RE paid R$78.0 million in reinsurance premiums. Almost all property and casualty lines, except for the automobile line, have reinsurance protection and the majority of them feature proportional and non-proportional plans per risk and/or event.

99 Bradesco

Form 20-F

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

A significant portion of automatic and optional agreements (proportional and non-proportional) is transferred to IRB - Brasil RE. Certain admitted reinsurers participate with a lower individual percentage, but all of them hold capital and a rating higher than those minimums set forth by applicable Brazilian legislation.

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

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social contribution tax payable by financial institutions is calculated based on a rate of 20.0% from September 2015 through December 2018, and a rate of 15.0% as from January 2019. For further information on our income tax expense, see Note 18 to our consolidated financial statements in "Item 18. Financial Statements."

100 Form 20-F – December 2018

Form 20-F

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

101 Bradesco

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

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and Cofins taxes. Under this rule, financial and similar institutions must keep digital records for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

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

FATCA is an American law that defines procedures and obligations applicable to foreign entities in order to identify financial resources of North American taxpayers (US Person) located abroad.

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

102 Form 20-F – December 2018

Form 20-F

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted MP No. 775/17, issued by the President of Brazil in April 2017, into the Law No. 13,476/17. The new law consolidates the provisions on creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17 to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank. The CMN has established a deadline of 180 days for this rule to become effective. Resolution No. 4,593/17 presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations; and the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank as a condition for engaging in certain negotiations and in assumption of custody. The Central Bank will issue regulations governing the implementation of such rules, including the creation of an electronic system for constitution of liens and encumbrances.

103 Bradesco

Form 20-F

Selected Statistical Information

Selected statistical information shown in this section for the years ended December 31, 2018 and 2017 is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report. The data for the years ended December 31, 2016, 2015 and 2014, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. For a better understanding, read this information (for the years ended December 31, 2018, 2017 and 2016) in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements.”

104 Form 20-F – December 2018

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

Interest-earning and non-interest earning assets

For the year ended December 31,	R$ in thousands, except %
	2018			2017			2016
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	226,255,745	17,538,227	7.8%	-	-	-	-	-	-
Financial assets held for trading	-	-	-	209,289,723	13,684,574	6.5%	180,250,789	23,576,526	13.1%
Financial assets at fair value through other comprehensive income	182,237,700	16,666,298	9.1%	-	-	-	-	-	-
Financial assets available for sale	-	-	-	113,911,212	11,351,320	10.0%	122,649,627	11,572,618	9.4%
Financial assets at amortized cost	101,777,446	12,120,868	11.9%	-	-	-	-	-	-
Investments held to maturity	-	-	-	41,836,244	4,883,103	11.7%	41,834,019	6,514,933	15.6%
Financial assets pledged as collateral	-	-	-	193,203,196	21,268,934	11.0%	150,544,635	21,739,202	14.4%
Loans and advances to banks	119,022,489	9,546,878	8.0%	57,277,934	5,073,435	8.9%	67,961,405	8,689,348	12.8%
Loans and advances to customers	373,376,534	62,200,740	16.7%	363,674,189	65,021,090	17.9%	373,112,857	69,874,022	18.7%
Central Bank compulsory deposits	68,226,005	3,916,299	5.7%	58,875,557	4,881,319	8.3%	55,847,576	5,667,516	10.1%
Other interest-earning assets	1,250,275	63,829	5.1%	871,012	68,553	7.9%	722,571	66,210	9.2%
Total interest-earning assets	1,072,146,194	122,053,139	11.4%	1,038,939,067	126,232,328	12.2%	992,923,479	147,700,375	14.9%
*	*	*	*	*	*	*	*	*	*
Non-interest-earning assets
Cash and balances with banks	15,152,436	-	-	14,561,569	-	-	19,121,670	-	-
Central Bank compulsory deposits	6,587,662	-	-	5,668,761	-	-	5,967,948	-	-
Financial assets available for sale (shares)	13,999,412	-	-	10,426,747	-	-	10,528,712	-	-
Non-performing loans and advances to customers (1)	17,474,231	-	-	20,059,794	-	-	21,033,366	-	-
Impairment of loans and advances	-	-	-	(34,631,652)	-	-	(24,802,018)	-	-
Expected losses for loans and advances	(28,130,043)	-	-	-	-	-	-	-	-
Investments in associates and joint ventures	8,385,253	-	-	7,509,425	-	-	6,416,824	-	-
Property and equipment, net of accumulated depreciation	8,302,022	-	-	7,660,382	-	-	6,722,918	-	-
Intangible assets and goodwill, net of accumulated amortization	15,587,020	-	-	15,369,482	-	-	11,569,568	-	-
Current and deferred income tax	59,130,804	-	-	57,857,166	-	-	56,987,580	-	-
Other non-interest-earning assets	75,349,224	-	-	70,823,130	-	-	73,931,728	-	-
Total non-interest-earning assets	191,838,021	-	-	175,304,804	-	-	187,478,296	-	-
*	*	*	*	*	*	*	*	*	*
Total assets	1,263,984,215	122,053,139	9.7%	1,214,243,871	126,232,328	10.4%	1,180,401,775	147,700,375	12.5%
(1) Overdue by more than 60 days.

105 Bradesco

4.B. Business Overview
Form 20-F

Interest-bearing and non-interest-bearing liabilities

For the year ended December 31,	R$ in thousands, except %
	2018			2017			2016
	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-bearing liabilities
Interbank deposits	1,212,828	137,154	11.3%	1,397,862	152,550	10.9%	1,205,451	127,617	10.6%
Savings deposits	103,764,844	4,646,528	4.5%	96,511,751	5,730,457	5.9%	93,598,769	6,712,509	7.2%
Time deposits	157,184,020	6,252,440	4.0%	122,959,605	7,536,161	6.1%	111,471,035	8,746,203	7.8%
Obligations for repurchase agreements	211,937,370	15,094,786	7.1%	238,407,697	22,564,515	9.5%	232,718,923	26,767,039	11.5%
Borrowings and onlendings	51,448,829	3,176,469	6.2%	58,617,611	3,068,552	5.2%	65,927,057	3,865,411	5.9%
Funds from securities issued	146,183,351	9,054,699	6.2%	138,281,213	13,262,613	9.6%	151,629,726	17,124,502	11.3%
Subordinated debt	47,741,687	3,517,067	7.4%	52,065,114	5,100,017	9.8%	52,348,349	6,298,555	12.0%
Insurance technical provisions and pension plans	245,141,522	13,365,526	5.5%	226,765,103	18,174,550	8.0%	198,174,725	21,395,550	10.8%
Total interest-bearing liabilities	964,614,451	55,244,669	5.7%	935,005,956	75,589,415	8.1%	907,074,035	91,037,386	10.0%
*	*	*	*	*	*	*	*	*	*
Non-interest-bearing liabilities
Demand deposits	32,720,748	-	-	31,014,556	-	-	32,645,961	-	-
Other non-interest-bearing liabilities	142,565,235	-	-	138,586,108	-	-	143,993,002	-	-
Total non-interest-bearing liabilities	175,285,983	-	-	169,600,664	-	-	176,638,963	-	-
*	*	*	*	*	*	*	*	*	*
Total liabilities	1,139,900,434	55,244,669	4.8%	1,104,606,620	75,589,415	6.8%	1,083,712,998	91,037,386	8.4%
*	*	*	*	*	*	*	*	*	*
Equity attributable to controlling shareholders	123,748,267	-	-	109,139,400	-	-	96,263,256	-	-
Non-controlling interest	335,514	-	-	497,851	-	-	425,521	-	-
Total liabilities and equity	1,263,984,215	55,244,669	4.4%	1,214,243,871	75,589,415	6.2%	1,180,401,775	91,037,386	7.7%

106 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Changes in interest and similar income and interest and similar expense – volume and rate analysis

In 2018, we adopted IFRS 9, which replaces the guidelines contained in IAS 39 – Financial Instruments, with a new treatment for the classification and measurement of assets, in which the entity should focus on the business model that reflects the asset management of the Organization. As a result, information for the year ended December 31, 2018 is not comparable with previous periods and for this reason, the following table does not include the effects of the variations of interest and similar income and interest and similar expense of 2018 compared to 2017.

The following table shows the effects of changes in our interest income and expense arising from changes in average volumes and average yield/rates for the periods presented. Data related to the average balance of our interest-earning assets, interest-bearing liabilities and other assets and liabilities have been calculated based upon the average of the month-end balances during the relevant period. Likewise, information related to the interest income and expenses generated from our assets and liabilities and the average return rate for each of the periods indicated have been calculated based on income and expenses for the period, divided by the average balances calculated as indicated above.We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects. For 2017 and 2016, we applied IAS 39 (financial assets held for trading, available for sale and held to maturity). For more information about the treatment of our assets, see notes 21, 24 and 28 of our consolidated financial statements included in “Item 18. Financial Statements.”

For the year ended December 31,	R$ in thousands
	2017/2016
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change
Interest-earning assets
Financial assets held for trading	3,335,431	(13,227,383)	(9,891,952)
Financial assets available for sale	(850,398)	629,100	(221,298)
Investments held to maturity	346	(1,632,176)	(1,631,830)
Financial assets pledged as collateral	5,363,861	(5,834,129)	(470,268)
Loans and advances to banks	(1,223,911)	(2,392,002)	(3,615,913)
Loans and advances to customers	(1,738,916)	(3,114,016)	(4,852,932)
Central Bank compulsory deposits	294,432	(1,080,629)	(786,197)
Other interest-earning assets	12,464	(10,121)	2,343
Total interest-earning assets	5,193,309	(26,661,356)	(21,468,047)
*
Interest-bearing liabilities
Interbank deposits	20,896	4,037	24,933
Savings deposits	203,401	(1,185,453)	(982,052)
Time deposits	838,253	(2,048,295)	(1,210,042)
Obligations for repurchase agreements	640,261	(4,842,785)	(4,202,524)
Borrowings and onlendings	(405,211)	(391,648)	(796,859)
Funds from securities issued	(1,423,745)	(2,438,144)	(3,861,889)
Subordinated debt	(33,900)	(1,164,638)	(1,198,538)
Insurance technical provisions and pension plans	2,801,238	(6,022,238)	(3,221,000)
Total interest-bearing liabilities	2,641,193	(18,089,164)	(15,447,971)

107 Bradesco

4.B. Business Overview
Form 20-F

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2018	2017	2016
Average balance of interest-earning assets	1,072,146,194	1,038,939,067	992,923,479
Average balance of interest-bearing liabilities	964,614,451	935,005,956	907,074,035
Net interest income (1)	66,808,470	50,642,913	56,662,989
*	*	*	*
Interest rate on the average balance of interest-earning assets	11.4%	12.2%	14.9%
Interest rate on the average balance of interest-bearing liabilities	5.7%	8.1%	10.0%
Net yield on interest-earning assets (2)	5.7%	4.1%	4.9%
*	*	*	*
Net interest margin (3)	6.2%	4.9%	5.7%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

Return on equity and assets

The following table shows selected financial indices for the periods indicated:

For the year ended December 31,	R$ in thousands, except % and per share information
	2018	2017	2016
Net income attributable to controlling shareholders in IFRS	16,583,915	17,089,364	17,894,249
Accounting pratices diferences (IFRS X BRGAAP)	2,501,038	(2,431,609)	(2,810,671)
Net income in BRGAAP	19,084,953	14,657,755	15,083,578
Average total assets	1,263,984,215	1,214,243,871	1,180,401,775
Average equity attributable to controlling shareholders	123,748,267	109,139,400	96,263,256
Net income attributable to controlling shareholders as a percentage of average total assets	1.3%	1.4%	1.5%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	13.4%	15.7%	18.6%
Dividends payout ratio to net income (1)	34.2%	44.0%	41.4%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

108 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Financial assets at fair value through income, at fair value through other comprehensive income and assets at amortized cost.

The following table sets our financial assets according to IFRS 9, which replaces the guidelines contained in IAS 39 – Financial Instruments. For the years ended December 31, 2017 and 2016, we applied IAS 39. For more information about the treatment of our assets, see notes 21, 24 and 28 of our consolidated financial statements included in “Item 18. Financial Statements. ”

December 31,	R$ in thousands, except %
	2018	2017	2016
Financial assets at fair value through profit or loss/Financial assets held for trading
Brazilian government securities	206,756,050	202,249,272	161,103,399
Bank debt securities	10,164,454	8,348,269	18,600,127
Derivative financial instruments	14,770,594	13,866,885	16,755,442
Corporate debt and marketable equity securities	9,303,942	12,339,790	10,383,682
Mutual funds	3,657,393	4,377,508	4,303,781
Brazilian sovereign bonds	659,603	307	1,358,025
Foreign government securities	849,114	528,010	635,390
Total financial assets held for trading	-	241,710,041	213,139,846
Total financial assets at fair value through profit or loss	246,161,150	-	-
Financial assets held for trading as a percentage of total assets	-	19.7%	17.9%
Financial assets at fair value through profit or loss as a percentage of total assets	18.9%	-	-
*
Financial assets at fair value through other comprehensive income/Financial assets available for sale
Brazilian government securities	150,818,755	103,281,758	59,198,028
Corporate debt securities	5,975,194	39,978,630	42,142,708
Marketable equity securities	10,929,483	11,037,807	9,817,561
Bank debt securities	5,921,076	1,183,853	1,559,043
Mutual funds	2,841,361	-	-
Brazilian sovereign bonds	1,564,667	728,127	401,214
Foreign government securities	-	3,202,547	-
Total financial assets available for sale	-	159,412,722	113,118,554
Total financial assets at fair value through other comprehensive income	178,050,536	-	-
Financial assets available for sale as a percentage of total assets	-	13.0%	9.5%
Financial assets at fair value through other comprehensive income as a percentage of total assets	13.6%	-	-
*
Financial assets at amortized cost/Investments held to maturity
Brazilian government securities	82,661,682	26,738,940	30,241,947
Corporate debt securities	57,943,056	12,259,564	12,739,187
Brazilian sovereign bonds
Total investments held to maturity	-	39,006,118	43,002,028
Total financial assets at amortized cost	140,604,738	-	-
Investments held to maturity as a percentage of total assets	-	3.2%	3.6%
Financial assets at amortized cost as a percentage of total assets	10.8%	-	-

109 Bradesco

4.B. Business Overview
Form 20-F

Financial assets pledged as collateral

The following table shows the balances in 2017 and 2016 of the financial assets pledged as collateral, which as per January 1, 2018, with the application of IFRS 9, the financial assets in this line item started to be included in the other lines according to the new classification and are demonstrated in the previous table. For additional information, see Note 30 to our consolidated financial statements included in “Item 18. Financial Statements":

December 31,	R$ in thousands, except %
	2017	2016
Financial assets held for trading
Brazilian government securities	801,182	6,282,141
Total of financial assets held for trading	801,182	6,282,141
Financial assets held for trading as a percentage of total assets	0.1%	0.5%

Financial assets available for sale
Brazilian government securities	53,039,884	55,530,423
Corporate debt securities	825,287	3,899,878
Bank debt securities	4,904,070	4,742,273
Brazilian sovereign bonds	713,555	102,841
Total of financial assets available for sale	59,482,796	64,275,415
Financial assets available for sale as a percentage of total assets	4.9%	5.4%

Investments held to maturity
Brazilian sovereign bonds	-	431
Total of investments held to maturity	-	431
Investments held to maturity as a percentage of total assets	-	-

Loans and advances to banks
Interbank investments	123,691,195	84,728,590
Total of loans and advances to banks	123,691,195	84,728,590
Loans and advances to banks as a percentage of total assets	10.1%	7.1%

Total financial assets pledged as collateral	183,975,173	155,286,577
Financial assets pledged as collateral as a % of total assets	15.0%	13.0%

110 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2018, for our financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost:

December 31, 2018	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	3,718,223	6.5%	145,232,250	7.2%	52,856,294	7.3%	4,949,283	8.8%	-	-	206,756,050	7.4%
Corporate debt and marketable equity securities (1)	917,228	5.1%	3,375,175	5.8%	1,401,102	4.5%	134,101	6.9%	3,476,336	-	9,303,942	5.5%
Bank debt securities	2,131,070	6.7%	8,021,413	6.7%	727	5.4%	-	-	11,244	-	10,164,454	6.6%
Mutual funds (2)	-	-	-	-	-	-	-	-	3,657,393	-	3,657,393	-
Derivative financial instruments	5,358,000	-	7,448,996	-	1,953,770	-	9,828	-	-	-	14,770,594	-
Foreign government securities	347,104	7.4%	450,920	3.4%	22,538	4.1%	28,552	4.9%	-	-	849,114	4.3%
Brazilian sovereign bonds	-	-	25,195	4.3%	634,257	9.4%	151	5.6%	-	-	659,603	5.6%
Total financial assets at fair value through profit or loss	12,471,625	-	164,553,949	-	56,868,688	-	5,121,915	-	7,144,973	-	246,161,150	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Financial assets at fair value through other comprehensive income
Brazilian government securities	71,324,138	6.4%	58,640,561	7.5%	3,537,965	7.9%	17,316,091	8.5%	-	-	150,818,755	7.6%
Mutual funds	2,841,361	-	-	-	-	-	-	-	-	-	2,841,361	-
Brazilian sovereign bonds	-	-	1,564,667	3.5%	-	-	-	-	-	-	1,564,667	3.5%
Corporate debt securities	428,700	7.0%	2,333,500	5.8%	2,903,785	5.9%	309,209	7.1%	-	-	5,975,194	6.1%
Bank debt securities	1,169,627	4.9%	4,751,449	5.2%	-	-	-	-	-	-	5,921,076	4.9%
Marketable equity securities (1)	-	-	-	-	-	-	-	-	10,929,483	-	10,929,483	-
Total financial assets at fair value through other comprehensive income	75,763,826	-	67,290,177	-	6,441,750	-	17,625,300	-	10,929,483	-	178,050,536	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Financial assets at amortized cost
Brazilian government securities	2,311	6.7%	63,623,827	5.5%	462,082	8.6%	18,573,462	6.9%	-	-	82,661,682	6.3%
Floating rate – bills of exchange	4,255,575	6.9%	28,299,027	7.2%	15,975,028	6.0%	9,413,426	9.0%	-	-	57,943,056	7.1%
Total financial assets at amortized cost	4,257,886	-	91,922,854	-	16,437,110	-	27,986,888	-	-	-	140,604,738	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Overall Total	92,493,337	-	323,766,980	-	79,747,548	-	50,734,103	-	18,074,456	-	564,816,424	-
(1) For no stated maturity, it mainly corresponds to marketable equity securities; and
(2) Investments in these assets are redeemable at any time in accordance w ith our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

111 Bradesco

4.B. Business Overview
Form 20-F

The following table shows our financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost by currency as of the dates indicated, according to IFRS 9:

	R$ in thousands
	At fair value		Amortized cost	Total
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost
December 31, 2018
Denominated in reais	242,903,722	167,009,305	140,252,672	550,165,699
Denominated in foreign currency (1)	3,257,428	11,041,231	352,066	14,650,725
(1) Predominantly U.S. dollars.

The following table shows our financial assets held for trading, financial assets available for sale and investments held to maturity by currency as of the dates indicated, according to IAS 39:

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
(1) Predominantly U.S. dollars.

The following table shows our financial assets pledged as collateral by currency as of the dates indicated, according to IAS 39:

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
(1) Predominantly U.S. dollars.

112 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Loans and advances to customers

The following tables summarize our outstanding loans and advances to customers by category of transaction. Substantially all of our loans and advances to customers are to borrowers domiciled in Brazil. The majority of our loans and advances are denominated in reais and indexed to fixed or floating interest rates. A smaller portion of them is denominated in/or indexed to, the U.S. dollar and subject to interest rates:

December 31,	R$ in thousands
	2018	2017	2016	2015	2014
Type of loans and advances to customers
Working capital	55,922,505	52,700,584	60,390,890	65,501,431	62,155,974
Personal credit (1)	68,142,457	60,570,146	56,255,740	49,681,429	45,807,489
BNDES/Finame onlendings	25,170,115	30,655,666	35,816,560	38,158,108	42,168,754
Vehicle financing	31,075,027	24,741,298	23,699,948	26,484,476	30,354,903
Housing loans	60,594,386	59,963,375	60,458,038	48,114,515	40,103,169
Export financing	47,718,443	38,272,982	41,983,307	38,180,619	26,141,531
Credit cards	39,553,374	37,568,984	37,407,733	30,943,428	28,072,447
Rural loans	13,353,943	13,642,478	14,422,799	13,710,274	17,057,992
Guaranteed account	7,058,014	6,587,239	8,583,285	9,831,248	10,500,353
Import financing	6,886,356	5,318,042	7,140,346	11,026,017	9,195,381
Leasing	2,089,862	2,249,859	2,738,611	3,072,777	4,319,148
Insurance premiums receivable	4,427,560	4,301,472	5,517,932	4,757,182	4,257,787
Overdraft facilities	4,764,293	3,582,020	4,209,637	3,904,890	3,665,539
Others	44,736,320	33,659,520	33,459,047	26,957,274	25,396,213
Total portfolio	411,492,655	373,813,665	392,083,873	370,323,669	349,196,680

Impairment of loans and advances	-	(27,055,566)	(24,780,839)	(25,455,205)	(21,132,676)

Expected credit losses for loans and advances	(31,105,579)	-	-	-	-

Net loans and advances to customers	380,387,076	346,758,099	367,303,034	344,868,464	328,064,004
(1) Including payroll-dedcutible loans.
Bellow, a description of loans and advances to clients presented above:

•     working capital – this line of credit is used to meet company cash requirements, finance operational cycle and honor commitments such as purchases of raw materials, goods, and other items;

•     personal credit – this credit is for account holders (individuals) who need financial resources without the need to specify the purpose;

•     BNDES/Finame onlending – BNDES financing programs are intended for financing the implementation, expansion and modernization of production activities and infrastructure. Finame operations consist of financing of machinery and equipment;

•     vehicle financing – this is a direct consumer credit (CDC) line linked with financing of new and used vehicles up to twelve years for individuals and legal entities;

•     housing loans – lines of credit for individuals or legal entities aimed to the acquisition of real estate, newly built or existing, residential or commercial, urban lots or the completion of construction works. Also destined for construction and incorporation companies that build residential or commercial property, or allocate resources to finance units to purchasers of the venture built by the company itself;

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

•     rural loans - this line of credit provides farmers and agricultural cooperatives with funds to cover current costs, investment and marketing of agricultural products according to the terms established by the Central Bank;

•     guaranteed account – this is a revolving credit line to be used by clients to meet their emergency financial needs;

•     import financing – this is a foreign currency financing/refinancing line intended for paying for the acquisition of goods and services made abroad;

113 Bradesco

4.B. Business Overview
Form 20-F

•     leasing – leasing contracts consist of leases of equipment and automobiles to both corporate and individual borrowers;

•     receivable insurance premiums – refers to the sum to be paid by the insured to the insurer to assume the risk to which the insured person is exposed; and

•     overdraft limit – pre-approved credit limit available in the checking account, to be used in cases when there is no available balance.

For more information on our loans and advances to customers, see " Other loans and advances to individuals" and " Other corporate loans and advances".

Expected losses of loans and advances

On January 1, 2018, we adopted IFRS 9 that, among other changes, alters the form of calculating the estimate of loss of operations subject to the credit risk from a model of “incurred losses” to a model of “expected losses.” Due to this change, we revised and changed our internal policies and methodologies of calculation of losses of operations subject to credit risk. The new methodologies require, due to their nature, the use of judgments and premises on our part, which includes the analysis of the external factors and the general economic conditions and projections, as to the internal factors, such as the history of payments and renegotiations, risk assessments of the counterparts and guarantees.

For previous periods, we used the criterion of impairment of loans and advances that, in line with IAS 39, represent our estimates of incurred losses in our portfolio of loans and advances. The assessment of this estimate is based on frequent revisions of individual loans and loans collectively assessed for impairment.

For further information on the methodology of calculating the expected losses, see Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

Write-offs

The whole or part of a financial asset is written off against the respective credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recovery of amounts previously written-off is credited on the income statement.

For previous periods, loans and advances were charged-off against the impairment when the loan is considered uncollectible or is considered permanently impaired. Loans and advances were charged off usually when they were between 180 and 360 days overdue. However, longer-term loans and advances, that had original terms greater than 36 months, were charged off when they were between 360 and 540 days overdue.

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented 8.1% in 2018, 8.1% in 2017 and 10.3% in 2016 of our portfolio of loans and advances. In many cases, our customers hold derivative instruments to minimize exchange rate variation risk.

114 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2018	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Expected credit losses for loans and advances	Total
Type of loans and advances to customers
Working capital	4,998,542	2,757,841	2,524,040	8,234,195	11,971,880	23,674,397	1,761,610	55,922,505	(4,975,908)	50,946,598
Personal credit	4,423,196	4,004,848	2,796,217	8,026,766	6,675,929	39,641,375	2,574,126	68,142,457	(3,496,830)	64,645,628
BNDES/Finame onlendings	1,031,072	584,710	664,328	1,836,028	3,301,557	16,873,964	878,456	25,170,115	(949,930)	24,220,186
Vehicle financing	1,629,564	1,526,046	1,356,047	3,880,795	6,496,376	15,347,253	838,946	31,075,027	(1,591,398)	29,483,629
Housing loans	891,883	862,014	683,683	1,349,120	2,667,459	52,785,238	1,354,989	60,594,386	(2,028,248)	58,566,138
Export financing	4,742,567	3,114,749	2,312,558	8,945,587	6,963,255	21,349,756	289,971	47,718,443	(1,887,443)	45,831,000
Credit cards	-	-	-	-	-	-	39,553,374	39,553,374	(6,307,817)	33,245,557
Rural loans	518,916	687,727	702,062	2,465,811	4,628,884	4,139,301	211,242	13,353,943	(657,306)	12,696,636
Guaranteed account	1,896,832	1,893,322	1,819,256	1,179,663	99,915	511	168,515	7,058,014	(289,117)	6,768,897
Import financing	693,102	829,927	909,457	2,620,451	1,152,616	673,869	6,934	6,886,356	(105,011)	6,781,345
Leasing	100,506	93,658	88,891	234,889	378,831	1,124,220	68,867	2,089,862	(64,745)	2,025,117
Insurance premiums receivable	4,427,560	-	-	-	-	-	-	4,427,560	(444,777)	3,982,783
Overdraft facilities	1,821,868	1,014,460	631,018	201,210	357,647	-	738,090	4,764,293	(882,058)	3,882,235
Others	15,115,610	7,008,323	2,508,714	5,267,228	4,030,208	5,282,135	5,524,102	44,736,320	(7,424,991)	37,311,327
Total loans and advances to customers	42,291,218	24,377,625	16,996,271	44,241,743	48,724,557	180,892,019	53,969,222	411,492,655	(31,105,579)	380,387,076

As of December 31, 2018	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of interest rates of loans and advances to customer by maturity
Fixed rates	38,259,202	20,162,939	13,631,758	33,291,632	36,934,362	103,280,510	53,085,449	298,645,852
Floating rates	4,032,016	4,214,686	3,364,513	10,950,111	11,790,195	77,611,509	883,773	112,846,803
Total	42,291,218	24,377,625	16,996,271	44,241,743	48,724,557	180,892,019	53,969,222	411,492,655

115 Bradesco

Form 20-F

Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are denominated in U.S. dollars and made to subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 2.7% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of loans and advances to customers, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 1.2% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of outstanding cross-border transactions, divided by the average of the last three years of the total assets).

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated:

As of December 31,	R$ in thousands, except %
	2018		2017		2016
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	9,259,368	2.3%	9,676,927	2.6%	8,813,581	2.2%
Petrol, derived and aggregated activities	9,092,151	2.3%	9,410,382	2.5%	8,813,581	2.2%
Electricity	1,829	0.0%	1,322	0.0%	-	-
Other sectors	165,388	0.0%	265,223	0.1%	-	-
Private sector	402,233,287	97.7%	364,136,738	97.4%	383,270,292	97.8%
Corporate	209,365,567	50.9%	190,148,345	50.9%	212,344,421	54.2%
Real estate activities and construction	25,267,761	6.1%	29,383,442	7.9%	33,888,418	8.6%
Retail	32,472,286	7.9%	23,935,638	6.4%	25,346,471	6.5%
Services	19,086,508	4.6%	17,996,533	4.8%	18,172,147	4.6%
Transportation and concession	17,261,369	4.2%	14,190,284	3.8%	17,044,780	4.3%
Automotive	11,284,972	2.7%	10,014,454	2.7%	13,148,526	3.4%
Food	12,040,631	2.9%	8,866,028	2.4%	10,870,635	2.8%
Wholesale	11,467,168	2.8%	9,045,916	2.4%	10,704,646	2.7%
Electricity	4,784,015	1.2%	7,360,804	2.0%	8,255,265	2.1%
Steel and metallurgy	7,698,444	1.9%	7,001,290	1.9%	7,800,237	2.0%
Sugar and alcohol	6,907,858	1.7%	7,042,811	1.9%	7,514,693	1.9%
Other sectors	61,094,555	14.8%	55,311,145	14.8%	59,598,603	15.2%
Individuals	192,867,720	46.9%	173,988,393	46.5%	170,925,871	43.6%
Total portfolio	411,492,655	100.0%	373,813,665	100.0%	392,083,873	100.0%
Impairment of loans and advances	-	-	(27,055,566)	(7.2)%	(24,780,839)	(6.3)%
Expected credit losses for loans and advances	(31,105,579)	(7.6)%	-	-	-	-
Total net of loans and advances to customers	380,387,076	92.4%	346,758,099	92.8%	367,303,034	93.7%

116 Form 20-F – December 2018

4.B. Business Overview
Form 20-F

Non-performing loans and advances and expected losses of loans and advances

The following table summarizes our non-performing loans and advances (loans and advances overdue for over 60 days), as well as the total of loans and advances to clients and the respective expected loss, foreclosed assets, and certain asset quality indicators for the dates shown. We use some of these indicators for monitoring purposes and to support decision-making when granting loans and advances. For further information regarding the performance of some of these ratios, see “Item 5.A. Operating Results":

December 31,	R$ in thousands, except %
	2018	2017	2016	2015	2014
Non-performing loans and advances to customers, over 60 days	17,403,268	20,783,181	23,373,999	18,288,316	14,779,382
Foreclosed assets	1,353,330	1,520,973	1,578,966	1,247,106	1,006,461
Total non-performing loans and advances to customers and foreclosed assets	18,756,598	22,304,154	24,952,965	19,535,422	15,785,843
Total loans and advances to customers	411,492,655	373,813,665	392,083,873	370,323,669	349,196,680
Impairment of loans and advances	-	27,055,566	24,780,839	25,455,205	21,132,676
Expected credit losses for loans and advances	31,105,579	-	-	-	-
Non-performing loans and advances as a percentage of total loans and advances to customers	4.2%	5.6%	6.0%	4.9%	4.2%
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to customers	4.6%	6.0%	6.4%	5.3%	4.5%
Impairment of loans and advances as a percentage of total loans and advances	-	7.2%	6.3%	6.9%	6.1%
Expected credit losses for loans and advances as a percentage of total loans and advances	7.6%	-	-	-	-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	-	130.2%	106.0%	139.2%	143.0%
Expected credit losses for loans and advances as a percentage of non-performing loans and advances to customers	178.7%	-	-	-	-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	-	121.3%	99.3%	130.3%	133.9%
Expected credit losses for loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	165.8%	-	-	-	-
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances)	3.1%	3.8%	4.1%	3.0%	2.7%

117 Bradesco

Form 20-F

Losses of loans and advances

The following table shows the impairment losses of our loans and advances by type for the periods indicated (for 2018 impairment was calculated according to IFRS 9, for all other periods it was calculated according to IAS 39).

December 31,	R$ in thousands, except %
	2018	2017	2016	2015	2014
Balance at the beginning of the period	27,055,566	24,780,839	25,455,204	21,132,677	19,858,234
Impact of adoption of IFRS 9	1,173,870	-	-	-	-
Balance at the beginning of the period adjusted	28,229,436	-	-	-	-

Charge-off from assets
Working capital	(1,948,098)	(3,170,932)	(3,171,768)	(2,143,675)	(1,507,974)
BNDES/Finame onlendings	(341,791)	(465,169)	(619,139)	(382,409)	(272,469)
Personal credit	(2,526,096)	(2,619,915)	(2,493,626)	(1,855,512)	(1,633,867)
Credit cards	(2,154,918)	(2,953,025)	(1,979,265)	(1,471,292)	(1,410,131)
Export financing	(739,264)	(276,113)	(121,744)	(256,309)	(35,501)
Leasing	(125,368)	(121,844)	(180,191)	(172,419)	(252,447)
Housing loans	(1,073,952)	(418,558)	(215,987)	(186,184)	(154,943)
Rural loans	(200,772)	(259,170)	(174,167)	(92,887)	(60,724)
Guaranteed account	(216,871)	(403,987)	(460,516)	(281,858)	(250,973)
Import financing	(69,272)	(79,058)	(310,948)	(327,775)	(45,435)
Overdraft facilities	(969,020)	(1,483,415)	(1,414,061)	(883,620)	(692,735)
Others (1)	(8,382,219)	(9,369,779)	(10,390,738)	(6,489,564)	(6,624,258)
Total charge-off from assets	(18,747,641)	(21,620,965)	(21,532,150)	(14,543,504)	(12,941,457)

Expected Credit Loss on renegotiated loans	-	-	-	-	-
Working capital	1,040,181	1,059,299	753,566	546,963	308,980
BNDES/Finame onlendings	221,450	249,578	222,901	124,143	101,297
Personal credit	847,682	747,811	569,391	547,700	519,378
Credit cards	443,342	409,119	340,405	238,747	504,319
Export financing	434,948	1,074,567	623,261	30,822	14,972
Leasing	38,220	64,202	95,960	82,692	95,361
Housing loans	439,885	286,345	151,977	1,634	736
Rural loans	142,854	114,815	65,502	36,953	35,380
Guaranteed account	121,885	95,567	59,991	71,281	46,621
Import financing	72,686	47,254	119,381	32,640	1,120
Overdraft facilities	235,296	251,508	190,330	168,001	164,864
Others (1)	3,108,666	2,634,792	2,314,842	2,263,303	2,131,486
Total Expected Credit Loss on renegotiated loans	7,147,095	7,034,857	5,507,507	4,144,879	3,924,514

Net charge–offs	(11,600,546)	(14,586,108)	(16,024,643)	(10,398,625)	(9,016,943)
#REF!
Net impairment losses on loans and advances	-	16,860,835	15,350,278	14,721,152	10,291,386

Expected credit losses for loans and advances	14,476,689	-	-	-	-

Balance at the end of the period	31,105,579	27,055,566	24,780,839	25,455,204	21,132,677
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	3.1%	3.8%	4.1%	3.0%	2.7%
(1) Includes renegotiated operations.

Based on information available regarding our borrowers, we believe the loss of loans and advances recognized is sufficient to cover expected losses on our loans and advances.

118 Form 20-F – December 2018

Form 20-F

Reconciliation of the loans and advances and of expected losses in stages

The following tables show a reconciliation of the accounting value of the loans and advances to clients and of expected losses according to IFRS 9.

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Loans and advances to customers on January 1, 2018	301,561,502	42,535,223	29,716,940	373,813,665
Transferred to Stage 1	-	(3,099,627)	(153,138)	(3,252,765)
Transferred to Stage 2	(8,547,801)	-	(169,851)	(8,717,652)
Transferred to Stage 3	(4,206,794)	(6,078,158)	-	(10,284,952)
Out of Stage 1	-	8,547,801	4,206,794	12,754,595
Out of Stage 2	3,099,627	-	6,078,158	9,177,785
Out of Stage 3	153,138	169,851	-	322,989
Assets originated/Assets settled or amortized	47,475,424	(4,969,841)	13,921,048	56,426,631
Write-offs	-	-	(18,747,641)	(18,747,641)
Loans and advances to customers in December 31, 2018	339,535,096	37,105,249	34,852,310	411,492,655

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss on January 1, 2018	6,221,935	6,898,383	17,764,723	30,885,041
Transferred to Stage 1	-	(462,869)	(119,825)	(582,694)
Transferred to Stage 2	(275,265)	-	(100,420)	(375,685)
Transferred to Stage 3	(301,168)	(1,211,992)	-	(1,513,160)
Out of Stage 1	-	275,265	301,168	576,433
Out of Stage 2	462,869	-	1,211,993	1,674,862
Out of Stage 3	119,825	100,420	-	220,245
Constitution/(Reversion)	1,799,929	(1,219,485)	21,658,626	22,239,070
Write-offs	-	-	(18,747,641)	(18,747,641)
Expected loss on December 31, 2018	8,028,125	4,379,722	21,968,624	34,376,471
(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

For more information about our loans and advances and expected credit losses, see note 27 of our consolidated financial statements in “Item 18. Financial Statements.”

119 Bradesco

Form 20-F

Expected losses of loans and advances by category

The following tables set forth the expected losses of our loans and advances by category. The expected losses amount and the loans and advances category are stated as a percentage of total loans and advances. Due to the implementation of IFRS 9, which occurred in 2018, we will demonstrate the tables of the previous periods based on incurred losses:

IFRS 9 – Expected Losses:

December 31, 2018	R$ in thousands, except %
	Expected credit losses for loans and advances	Expected credit losses of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	4,975,908	1.2%	13.4%
BNDES/Finame onlendings	949,930	0.2%	17.0%
Vehicle financing	1,591,398	0.4%	6.4%
Personal credit	3,496,830	0.8%	7.9%
Credit cards	6,307,817	1.5%	15.4%
Export financing	1,887,443	0.5%	12.0%
Leasing	64,745	-	8.7%
Housing loans	2,028,248	0.5%	3.3%
Rural loans	657,306	0.2%	1.8%
Guaranteed account	289,117	0.1%	1.8%
Import financing	105,011	-	0.5%
Overdraft facilities	882,058	0.2%	1.0%
Insurance premiums receivable	444,777	0.1%	1.0%
Others	7,424,991	1.8%	9.8%
Total	31,105,579	7.5%	100.0%
(1) net of expected losses of loans and advances.

IAS 39 – Incurred Losses:

December 31, 2017	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	3,750,590	1.0%	14.1%
BNDES/Finame onlendings	533,707	0.1%	8.7%
Vehicle financing	1,452,944	0.4%	6.7%
Personal credit	3,577,191	1.0%	16.5%
Credit cards	5,244,280	1.4%	9.3%
Export financing	1,214,104	0.3%	10.7%
Leasing	131,893	-	0.6%
Housing loans	1,778,502	0.5%	16.8%
Rural loans	513,691	0.1%	3.8%
Guaranteed account	201,448	0.1%	1.8%
Import financing	47,833	-	1.5%
Overdraft facilities	564,782	0.2%	0.9%
Insurance premiums receivable	384,644	0.1%	1.1%
Others	7,659,957	2.0%	7.5%
Total	27,055,566	7.2%	100.0%
(1) net of impairment of loans and advances.

120 Form 20-F – December 2018

Form 20-F

December 31, 2016	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,828,062	0.8%	15.5%
BNDES/Finame onlendings	481,655	0.1%	9.8%
Vehicle financing	1,575,102	0.4%	6.0%
Personal credit	3,292,568	0.9%	14.5%
Credit cards	4,738,899	1.3%	8.9%
Export financing	675,791	0.2%	11.3%
Leasing	140,801	-	0.7%
Housing loans	839,003	0.2%	16.2%
Rural loans	451,160	0.1%	3.9%
Guaranteed account	296,443	0.1%	2.2%
Import financing	196,166	0.1%	1.9%
Overdraft facilities	471,521	0.1%	0.7%
Insurance premiums receivable	398,771	0.1%	1.5%
Others	8,394,897	2.3%	6.9%
Total	24,780,839	6.7%	100.0%
(1) net of impairment of loans and advances.

December 31, 2015	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	5,922,477	1.7%	17.9%
BNDES/Finame onlendings	555,715	0.2%	10.8%
Vehicle financing	1,839,711	0.5%	7.1%
Personal credit	2,941,571	0.8%	13.4%
Credit cards	4,005,048	1.1%	7.7%
Export financing	642,533	0.2%	10.8%
Leasing	152,028	-	13.5%
Housing loans	864,111	0.2%	3.8%
Rural loans	544,530	0.2%	2.7%
Guaranteed account	297,873	0.1%	0.8%
Import financing	164,967	-	3.1%
Overdraft facilities	578,631	0.2%	0.8%
Insurance premiums receivable	277,173	0.1%	1.4%
Others	6,668,836	1.9%	6.2%
Total	25,455,204	7.2%	100.0%
(1) net of impairment of loans and advances.

121 Bradesco

Form 20-F

December 31, 2014	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,512,775	0.8%	17.8%
BNDES/Finame onlendings	1,070,517	0.3%	12.6%
Vehicle financing	1,892,497	0.6%	8.7%
Personal credit	2,877,236	0.9%	13.1%
Credit cards	3,405,529	1.0%	7.5%
Export financing	616,625	0.2%	7.7%
Leasing	294,371	0.1%	1.3%
Housing loans	1,047,221	0.3%	11.9%
Rural loans	427,932	0.1%	5.0%
Guaranteed account	241,252	0.1%	3.1%
Import financing	45,570	-	2.7%
Overdraft facilities	493,240	0.1%	0.9%
Insurance premiums receivable	200,768	0.1%	1.3%
Others	6,007,144	1.8%	6.4%
Total	21,132,677	6.4%	100.0%
(1) net of impairment of loans and advances.

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in expected losses for the periods shown. It is important to note that as per January 1, 2018, we applied IFRS 9, which includes new models for the classification and measurement of financial instruments and for this reason, in 2018, includes repurchase agreements where the underlying assets have been repledged which, in prior years, were presented in the line item “Financial assets pledged as collateral”:

December 31,	R$ in thousands
	2018	2017	2016
Loans and advances to banks outstanding by type of operation
Repurchase agreements
Own portfolio position
Financial treasury bills	9,088,295	4,517,178	28,000,310
National treasury bills	15,280,734	2,447,381	13,211,900
National treasury notes	7,028,541	10,485,142	42,584,901
Debentures	-	-	271,279
Others	446,441	37,476	6,461
Financial Position
Financial treasury bills	10,489,798	-	-
National treasury bills	22,746,835	-	-
National treasury notes	27,206,904	-	-
Short position
Brazilian government securities	4,017,035	3,558,414	1,103,295
Subtotal	96,304,583	21,045,591	85,178,146
Interbank deposits	6,443,575	7,336,988	5,387,769
Foreign currency transactions	1,486,418	2,278,744	2,341,124
Bank deposit certificates	-	544,160	454,104
Credit acquisition with co-obligation	1,016,352	1,047,722	1,484,391
Impairment of loans and advances	-	(5,481)	(7,398)
Expected credit losses for loans and advances	(1,978)	-	-
Total of loans and advances to banks, net of impairment	105,248,950	32,247,724	94,838,136

December, 31	R$ in thousands
	2018	2017	2016
Change loss - "Expected" / "impairment"
Balance at the beginning of the year	5,481	7,398	51,317
Additions/(Reductions)	(3,503)	(1,917)	(43,919)
Balance at the end of the year	1,978	5,481	7,398

122 Form 20-F – December 2018

Form 20-F

Average balances of deposits and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2018		2017		2016
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	32,720,748	-	31,014,556	-	32,645,961	-
Total non-interest-bearing deposits	32,720,748	-	31,014,556	-	32,645,961	-

Interest–bearing deposits
Interbank deposits	1,212,828	11.3%	1,397,862	10.9%	1,205,451	10.6%
Savings deposits	103,764,844	4.5%	96,511,751	5.9%	93,598,769	7.2%
Time deposits	157,184,020	4.0%	122,959,605	6.1%	111,471,035	7.8%
Total interest–bearing deposits	262,161,692	-	220,869,218	-	206,275,255	-
Total deposits	294,882,440	-	251,883,774	-	238,921,216	-

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2018	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	33,745,669	-	-	-	33,745,669
Total non-interest-bearing deposits	33,745,669	-	-	-	33,745,669

Interest–bearing deposits
Interbank deposits	154,217	205,358	3,631	24,968	388,174
Savings deposits (1)	111,170,912	-	-	-	111,170,912
Time deposits	2,414,994	10,522,581	70,022,299	98,738,645	181,698,519
Total interest–bearing deposits	113,740,123	10,727,939	70,025,930	98,763,613	293,257,605

Total domestic deposits	147,485,792	10,727,939	70,025,930	98,763,613	327,003,274

International deposits (2)
Non–interest–bearing deposits
Demand deposits	1,572,623	-	-	-	1,572,623
Total non-interest-bearing deposits	1,572,623	-	-	-	1,572,623

Interest–bearing deposits
Interbank deposits	47	22,754	-	-	22,801
Time deposits	6,282,195	5,116,594	2,053,810	247,603	13,700,202
Total interest–bearing deposits	6,282,242	5,139,348	2,053,810	247,603	13,723,003

Total international deposits	7,854,865	5,139,348	2,053,810	247,603	15,295,626

Total deposits	155,340,657	15,867,287	72,079,740	99,011,216	342,298,900
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

123 Bradesco

Form 20-F

The following table shows maturity of our outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:
December 31, 2018	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	4,438,490	7,854,865
Maturity after 3 months but within 6 months	3,130,974	1,535,546
Maturity after 6 months but within 12 months	37,738,981	2,053,810
Maturity after 12 months	58,134,050	185,641
Total deposits in excess of US$100,000	103,442,496	11,629,862

Obligations for repurchase agreements

The following table summarizes our obligations for repurchase agreements for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2018	2017	2016
Obligations for repurchase agreements
Amount outstanding	190,911,877	233,467,544	241,978,931
Maximum amount outstanding during the period	226,623,252	301,397,114	246,668,210
Weighted average interest rate at period end (1)	6.4%	6.8%	12.5%
Average amount during the period	211,937,370	238,407,697	232,718,923
Weighted average interest rate during the period	7.1%	9.5%	11.5%
(1) We calculated the average balances using the end-of-month account balances, including related accrued interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see "Item 7.A. Major Shareholders." For further information about our significant subsidiaries as of December 31, 2018, see Exhibit 8.1 to this annual report.

4.D. Property, Plants and Equipment

As of December 31, 2018, we owned 892 properties and leased 3,787 properties throughout Brazil and eight leased properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

124 Form 20-F – December 2018

Form 20-F

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This discussion should be read in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

Overview

Our results of operations are affected by, among others, the following factors:

Brazilian Economic Conditions

Our results of operations are directly affected by economic conditions in Brazil. Such economic conditions directly impact our customers’ ability to pay their financial obligations on time, which affects our impairment of loans and advances and our balance of outstanding loans and advances. In addition, the impact of economic conditions on the exchange rate affects our net interest income, since part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars.

In 2016, GDP retracted by 3.3% compared to the previous year. The real appreciated to R$3.2591 against the U.S. dollar on December 31, 2016, compared with R$3.9048 per U.S. dollar on December 31, 2015. The COPOM decreased the basic interest rate from 14.25% on December 31, 2015 to 13.75% on December 31, 2016. The inflation, measured by the IPCA, was 6.3% for the year ended December 31, 2016.

In 2017, GDP increased by 1.1% compared to the previous year. The real depreciated to R$3.3080 against the U.S. dollar on December 31, 2017, compared with R$3.2591 per U.S. dollar on December 31, 2016. The COPOM decreased the basic interest rate from 13.75% on December 31, 2016 to 7.00% on December 31, 2017. The inflation, measured by the IPCA, was 3.0% for the year ended December 31, 2017.

In 2018, GDP increased by 1.1% compared to the previous year. The real depreciated to R$3.8748 against the U.S. dollar on December 31, 2018, compared with R$3.3080 per U.S. dollar on December 31, 2017. The COPOM decreased the basic interest rate from 7.00% on December 31, 2017 to 6.50% on December 31, 2018. The inflation, measured by the IPCA, was 3.8% for the year ended December 31, 2018.

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	In R$, except %
	2018	2017	2016
Inflation (IPCA)	3.8%	3.0%	6.3%
Appreciation/(depreciation) of the real against the U.S. dollar	(17.1)%	(1.5)%	16.5%
Period-end exchange rate-US$1.00	3.8748	3.3080	3.2591
Average exchange rate‑US$1.00 (1)	3.6745	3.2074	3.4849
(1) Average exchange rate considering the closing exchange rates at the end of each month starting December of the previous year.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

	2018	2017	2016
Change in real GDP (1)	1.1%	1.0%	(3.6)%
Average base interest rates (2)	6.4%	10.0%	14.0%
Average interbank interest rates (3)	6.4%	9.9%	14.0%
(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year;
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with B3 methodology (ex-Clearing and Custody Chamber -"CETIP") (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and B3.

125 Bradesco

Form 20-F

Effects of the global financial markets on our financial condition and results of operations

The global economic environment was favorable at the beginning of 2018 and changed throughout the year. The main reason were the trade tensions between the United States and China. Restrictions on trade imposed by the United States mainly to China, and led to a response by China, which began to generate negative impacts on the flow of goods and services worldwide. Secondary impacts of these tensions, such as the reduction in confidence by economic agents in several other regions, have led to the estimates of economic expansion in 2019 to levels lower than initially foreseen.

For 2019, we expect a moderate deceleration of the global economy and the uncertainties associated with the projections have been extended, which was captured in the prices of various international financial assets at the end of 2018. Factors such as the dissipation of tax incentives in the USA, the exit of the United Kingdom from the European Union (Brexit) and geopolitical issues are added to the perspective of continuity of the trade tensions, in an environment in which the main central banks should continue normalizing monetary policy, even if at the global pace. The recent sharp fall in oil prices reflects many of these uncertainties about the evolution of global demand. We estimate that the overall GDP grew by 3.7% in 2018 and is expected to grow by 3.5% in 2019.

The Chinese economy has shown clear signs of trade restrictions. However, the local authorities have room for maneuver to adopt countercyclical policies that minimize the risks. Even so, there is a tendency from moderate deceleration to an expansion of 6.0%.

In the USA, the Federal Reserve Bank continues the process of normalization of the monetary policy, at a gradual and well-signaled pace. Despite the down-side correction that marked the closing of 2018 in key markets, the North American central bank has signaled a high interest in a magnitude smaller than expected initially, but has not shown to be sensitive to the movements of asset prices, even in an environment of deceleration already evident in some indicators of local activity and reduction of the momentum in the generation of jobs.

In Europe, several business confidence indicators and of economic agents have retreated. The major source of uncertainty is related to the Brexit, which is scheduled to take place by March 29, 2019. There are reasonable doubts regarding the future of growth of the British economy. In addition, there are also political instability factors associated with economic issues, which should be present throughout the year.

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

In 2018, our net interest income increased by 31.9% in relation to 2017, from R$50,643 million in 2017 to R$66,808 million in 2018. This increase was mainly due to changes in average net interest rates, from 4.9% in 2017 to 6.2% in 2018, mainly due to the decrease of the average interest rate paid on our interest-bearing liabilities, increasing our result by R$11,087 million. In addition, It is important to highlight that the increase in the average business volume, which contributed with R$5,078 million to the income.

126 Form 20-F – December 2018

Form 20-F

The following tables show our foreign-currency denominated or indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2018	2017	2016
Assets
Cash and balances with banks	4,877,776	2,088,498	2,254,550
Financial assets at fair value through profit or loss	7,145,776	-	-
Financial assets held for trading	-	5,577,959	3,096,072
Financial assets at fair value through other comprehensive income	11,038,993	-	-
Financial assets available for sale	-	8,235,422	2,843,673
Financial assets at amortized cost	351,218	-	-
Investments held to maturity	-	7,614	20,894
Financial assets pledged as collateral	-	6,442,912	8,744,991
Loans and advances to banks	1,823,332	2,317,795	2,402,807
Loans and advances to customers	33,337,418	30,206,332	37,774,932
Non-current assets held for sale	45,980	12,742	-
Investments in associated companies and joint ventures	-	-	-
Property and equipment, net of accumulated depreciation	21,095	22,301	25,823
Intangible assets and goodwill, net of accumulated amortization	15,283	14,355	14,138
Taxes to be offset	62,977	40,744	33,558
Deferred income tax assets	38,850	1,239	262,502
Other assets	17,819,892	14,437,857	12,328,661
Total assets	76,578,590	69,405,770	69,802,601
Off‑balance sheet accounts – notional value
Derivatives
Futures	38,252,140	45,761,604	100,581,577
Forward	30,124,539	61,945,267	70,938,623
Options	3,439,189	3,873,614	1,480,183
Swaps	48,081,376	83,452,524	129,516,898
Total assets with derivatives (a)	196,475,834	264,438,779	372,319,882

December 31,	R$ in thousands
	2018	2017	2016
Liabilities
Deposits from banks	39,637,876	27,717,074	29,842,987
Deposits from customers	15,148,602	12,517,759	17,436,355
Financial liabilities held for trading	-	682,936	324,190
Financial liabilities at fair value through profit or loss	1,319,482	-	-
Funds from securities issued	4,092,232	3,078,089	5,815,118
Subordinated debt	13,641,188	11,637,722	11,455,186
Insurance technical provisions and pension plans	13,934	5,002	653
Other provisions	-	1,954	13,816
Current income tax liabilities	5,118	6,794	12,990
Deferred income tax liabilities	67	-	-
Other liabilities	7,059,529	7,652,391	10,424,283
Total liabilities	80,918,028	63,299,721	75,325,578
Off‑balance sheet accounts – notional value
Derivatives
Futures	58,074,431	80,477,183	131,518,068
Forward	32,773,310	63,854,548	72,763,569
Options	3,736,166	4,188,412	1,851,857
Swap	69,151,390	99,508,626	142,154,441
Total liabilities with derivative (b)	244,653,325	311,328,490	423,613,513
Net exposure (a-b)	(48,177,491)	(46,889,711)	(51,293,631)

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2(d) (iii) and 23 to our consolidated financial statements in "Item 18. Financial Statements."

127 Bradesco

Form 20-F

Our net exposure in relation to our net asset amounted to 38.6% as of December 31, 2018, 39.8% as of December 31, 2017 and 48.6% as of December 31, 2016.

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

Corporations based in Brazil may pay shareholders interest on equity as an alternative form of making a portion of dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on equity. For further information on our tax expenses, see "Item 4.B. Business Overview – Regulation and Supervision – Taxes related to our activities – Income Tax and social contribution on profits;" "Item 10.B. Memorandum and Articles of Association – Organization – Allocation of net income and distribution of dividends;" and "Item 10.E. Taxation – Brazilian tax considerations – Interest on equity."

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

Assets and Liabilities

Financial assets

In 2018, we began to apply IFRS 9, which changes the approach to classification and measurement of financial assets, where the entity is based on the business model for the management of financial assets, as well as the characteristics of contractual cash flow of the financial asset. This new approach replaces the categories of financial assets foreseen in IAS 39: (i) measured at fair value through profit or loss; (ii) investments held to maturity; (iii) loans and receivables; and (iv) securities available for sale.

IFRS 9 classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI – Shareholders’ Equity); and (iii) measured at fair value through profit or loss ("FVTPL").

Business model: it relates to the way in which the entity manages its financial assets to generate cash flows. The objective of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii), the SPPI test (Solely Payment of Principal and Interest) should be applied.

SPPI Test: the purpose of this test is to assess the contractual terms of financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

128 Form 20-F – December 2018

Form 20-F

In this sense, the principal refers to the fair value of the financial asset in the initial recognition and interest refers to the consideration for time value of money, the credit risk associated with the principal amount outstanding during the period of specific time and to other risks and basic costs of loans. The financial instruments that were not adapted to the concept above are measured at FVTPL, including derivatives.

•      Measured at fair value through profit or loss – FVTPL

All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

The financial assets measured at FVTPL are recorded and evaluated initially at fair value, in which the subsequent changes in fair value are recognized immediately in the income statement.

These include assets that we hold in order to negotiate them in the short-term or keep them as part of a portfolio managed jointly to obtain profit in the short-term or to assume positions, or possibly, those assets that do not meet the SPPI test. Derivative instruments are also classified at FVTPL.

Financial assets are initially recognized and valued at fair value on the balance sheet and the transaction costs are recorded directly in the income statement for the period.

Gains and losses realized and unrealized arising from changes in the fair value of non-derivative assets are recognized directly in the statement of income. The interest income from financial assets measured at FVTPL are recognized in the line item "Interest and Similar Income."

•      Measured at fair value through other comprehensive income – FVOCI

These are financial assets that meet the criterion of the SPPI test, whose objective is both to maintain the assets to receive the contractual cash flows as well as potentially make them available for sale.

They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses recognized in "Other comprehensive income," with the exception of expected credit losses and foreign exchange gains and losses, until the financial asset ceases to be recognized. The expected credit losses are recorded in the statement of income in contrast to "Other comprehensive income," having no impact on the gross carrying amount of the asset.

The interest income is recognized in the result using the effective interest rate method. The dividend income is recognized in the consolidated statement of income when we have the right to receive a dividend. The gains or losses, arising out of exchange variations on investments of debt securities classified as FVOCI, are recognized in the consolidated statement of income. For more details on the treatment of expected credit losses, see Note 2(d) (viii) to our Financial Statement "Item 18. Financial Statements."

•      Measured at amortized cost

These are financial assets that meet the criterion of the SPPI test, whose goal is to maintain the assets to receive the contractual cash flows.

The financial assets measured at amortized cost are initially recognized at fair value including direct and incremental costs, and accounted for, subsequently, at amortized cost, using the effective interest rate method.

The interest is recognized in the consolidated statement of income as "Interest Income and Similar." In the case of credit loss expected, a deduction of the accounting value of the financial asset is recognized and it is recognized in the consolidated statement of income.

Financial Liabilities

We classify our financial liabilities as subsequently measured at amortized cost, except for the following financial instruments.

•      Measured at fair value through profit or loss

These are recorded and valued at fair value, in which their changes in fair value are recognized immediately in the income statement. These liabilities can be subdivided into two distinct classifications: financial liabilities designated at fair value through profit or loss and financial liabilities for trading.

•      Financial liabilities designated at FVTPL on initial recognition

These are assets that on initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

129 Bradesco

Form 20-F

We do not have any financial liabilities designated at fair value through profit or loss.

•      Liabilities for trading

Financial liabilities for trading are recognized as derivative instruments.

•      Financial guarantees contracts and loan commitments

Financial guarantees are contracts requiring us to make specific payments to the holder of the financial guarantee for a loss it incurred when a specific debtor fails to make the payment under the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date on which the guarantee was given. After initial recognition, our responsibilities on such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. Revenues from the financial service fee are recognized in the linear mode during the term of guarantee. Any increase in liabilities relating to guarantees is recognized in the statement of income, under the heading "Other operating income/(expenses)."

Loan commitments are recognized as the amount of expected credit loss calculated as described in Note 3.1. to our consolidated financial statement in "Item 18. Financial Statements."

•      Financial liabilities at amortized cost

They are initially recorded at fair value and subsequently measured at amortized cost, using the effective interest rate method. They include, among others, resources from financial institutions and clients, resources from the issuance of debt securities and subordinated debt securities.

Expected credit losses

At the end of each reporting period, we review the expected losses in prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial guarantees and loan commitments.

Financial instruments are at their expected credit loss, as follows:

Financial assets: at the present value of the difference between contractual cash flows and the cash flows that we hope to recover minus the effective interest rate of the operation;

Financial guarantees: at the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that we expect to recover; and

Loan commitments: at the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that we expect to recover.

Any expected credit losses will be measured in one of the following scenarios:

Expected credit losses for twelve months, i.e., credit losses as a result of possible events of delinquency within twelve months after the date of the report; and

Expected credit losses for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when the credit risk of a financial asset, on the date of the report, has increased significantly since its initial recognition and the measurement of credit loss of twelve months is applied when the credit risk has not increased significantly since its initial recognition. We may determine that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the date of the report.

With respect to Government securities, we have internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next twelve months, that is, no provision is required for credit losses.

We evaluate if the credit risk increased significantly for both individual assets and assets at collective level. For the purposes of a collective evaluation, financial assets are grouped based on similar characteristics of credit risk (that is, on the basis of our rating process that considers the type of product, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

130 Form 20-F – December 2018

Form 20-F

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the income statement.

The calculation of the present value of estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from the foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

After the recognition of credit loss expected, interest income is recognized using the effective interest rate method, which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, where, the rate stated is applied to the net book value of the provision.

The whole or part of a financial asset is written off against the respective expected credit loss when there is no reasonable expectation of recovery. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement.

The measurement of the provision for expected losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex models and significant assumptions about future economic conditions and loan behaviour.

The explanation of assumptions and estimation techniques used in the measurement of expected loan loss is further detailed in Note 3.1 of our consolidated financial statements in “Item 18. Financial Statements.”

Several significant judgments are also required to apply the accounting requirements for the measurement of the credit loss expected, such as:

•      determining the criteria for the significant increase of credit risk;

•      choosing the models and assumptions suitable for the measurement of credit loss expected;

•      establishing the number and weighting factors on the prospective scenarios, for each type of product and market, related to the credit loss expected; and

•      establishing a group of similar financial assets for purposes of measuring the credit loss expected.

The process of determining the level of expected credit losses requires the use of estimates and judgment. Actual losses in the period as shown in subsequent periods may differ from initial calculations based on current estimates and assumptions.

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist primarily of financial assets measured at FVTPL, including derivatives and financial assets measured at FVOCI. The fair value of a financial instrument is the amount for which it could be traded in an arm’s length transaction between willing parties, without any forced sale and settlement.

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

The fair values of financial assets measured at FVTPL and at FVOCI are primarily based on actively traded markets where prices are sustained on direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair value of financial assets measured at FVTPL and at FVOCI. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within Level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require Management to exercise significant judgment or estimation. As of December 31, 2018, R$4.0 million, or 1.0% of financial assets measured at FVTPL, at FVOCI and net derivatives were classified as Level 3.

131 Bradesco

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

The imprecise nature of estimating non-observable market data may impact amounts of revenue or loss posted for a particular position. In addition, although we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments may result in a different estimate of fair value on reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4 to our consolidated financial statements in "Item 18. Financial Statements."

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

Additionally, we monitor interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. This monitoring may also arise from our income tax planning and or settlement of income tax disputes and may be significant for our operating income in any given period. For further information on our income tax, see Note 18 to our consolidated financial statements in "Item 18. Financial Statements."

For additional information regarding our income tax, see "Item 4.B. Business Overview – Regulation and Supervision – Taxes on our main transactions – Income and social contribution taxes on profits."

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

Benefits and claims stated in contracts also include provisions for claims incurred but not reported relating to health, property and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until we receive the reports, process them, and pay out the claims. We determine the amount of such provision using actuarial methods based on historical warnings/payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates and to make technical provisions are regularly reviewed and updated. For additional information, see Note 2(l) to our consolidated financial statements in "Item 18. Financial Statements."

132 Form 20-F – December 2018

Form 20-F

In long-term health insurance contracts, the establishment of Other Technical Provisions can also be used to cover any resulting differences between the expected value of the future claims and future related expenses and the expected value of future premiums.

In long-term pension plans and funds contracts, the participants go through two distinct phases as part of the contract: first accumulating assets, then enjoying benefits. During the accumulation phase, technical provisions increase as contributions are received and interest is credited (based on contractual arrangements) and decrease by redemptions paid.  If it is necessary to complement the technical provisions, the Complementary Reserve for Coverage (PCC) will be established, which value is calculated in accordance with the Liability Adequacy Test (TAP). The TAP is prepared with statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted by the criteria of longevity compatible with the latest versions disclosed (improvement) and interest rate curves (ETTJ) free from risk, as authorized by SUSEP. Improvement is a technique that updates the biometric table automatically, considering the expected increase in future life.

The technical provisions are computed using assumptions of mortality, disability, cancellation, interest rates, inflation and costs, which are based on our experience and are periodically reassessed in relation to the sector patterns.

For sensitivity analysis purposes, regarding life and damage, except for individual life insurance, the impact assessed by a 1 percentage point increase in claims in the last twelve months, with the base date of calculation on December 31, 2018, would represent a decrease of R$168.2 million, in the income and in the shareholders’ equity, after taxes and contributions.

In relation to life insurance with living benefits, individual life insurance and pension plans, we assessed the impact of decreasing interest rates, increasing beneficiary longevity and increase in the income-conversion option on income and shareholders’ equity after taxes and contributions. In this assessment, a decrease of 5.0% in interest rates would lead to a R$135.7 million decrease in income and shareholders’ equity after taxes and contributions. An increase of 0.2 percentage points in the longevity of the beneficiaries would result in a negative impact of R$48.2 million on income and shareholders’ equity, after taxes and contributions, while an increase of 5 percentage points in the conversion of income would represent a negative impact of R$32.2 million on income and shareholders’ equity, after taxes and contributions.

Use of estimates and judgments

Upon issuance of the financial statements, we also make estimates and assumptions concerning useful lives of certain non-financial assets and possible impairment of a specific asset or group of assets. Estimates are by nature based on judgment and available information. Therefore, actual results may differ from these estimates. For further information on the use of estimates and judgments, see Note 4 to our consolidated financial statements in “Item 18. Financial Statements.”

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

133 Bradesco

Form 20-F

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2018
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	66,412,473	128,793,678	166,099	26,470	195,398,721
Obligations for repurchase agreements	189,972,666	431,415	396,556	111,241	190,911,877
Borrowings	27,873,125	1,808,215	-	-	29,681,340
Onlendings	7,631,435	8,655,049	4,330,476	4,553,099	25,170,058
Funds from securities issued	66,200,555	66,805,482	14,303,196	719,785	148,029,018
Subordinated debt	6,462,140	6,677,928	15,814,628	24,688,748	53,643,444
Insurance technical provisions and pension plans	219,568,620	32,009,667	-	-	251,578,287
Operating leases	296,691	45,398	-	-	342,089
Other obligations	87,594,621	3,251,633	1,647,105	3,920,222	96,413,581
Total	672,012,326	248,478,465	36,658,060	34,019,564	991,168,415
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.

134 Form 20-F – December 2018

Form 20-F

Off-balance sheet arrangements

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our balance sheet. The following table summarizes these transactions as of December 31, 2018:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2018
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	23,980,321	17,868,772	5,425,175	25,596,696	72,870,964
Letters of credit	361,593	-	-	-	361,593
Total	24,341,914	17,868,772	5,425,175	25,596,696	73,232,557

We guarantee our customers' performance in obligations with third parties. We have the right to seek reimbursement from our customers for any amounts paid under these guarantees. Additionally, we may hold cash or other collateral with high liquidity to guarantee these obligations. These agreements are subject to the same credit evaluation as other loans granted.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer's obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial papers, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions, for the shipment of products. Contracts are subject to the same credit evaluations as other loans granted.

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

135 Bradesco

Form 20-F

Results of operations for the year ended December 31, 2018 compared with the year ended December 31, 2017

The following tables set forth the principal components of our net income for 2018 and 2017, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2018	2017	% change
Net interest income	66,808,470	50,642,913	31.9%
Net Impairment losses on loans and advances	-	(16,860,835)	-
Expected credit losses for loans and advances (1)	(15,091,975)	-	-
Expected losses with other financial assets	(1,172,860)	-	-
Non‑interest income	95,114,892	123,205,938	(22.8)%
Non‑interest expense	(126,216,512)	(133,244,457)	(5.3)%
Income before income taxes	19,442,015	23,743,559	(18.1)%
Income tax and social contribution	(2,693,576)	(6,428,956)	(58.1)%
Net income for the year	16,748,439	17,314,603	(3.3)%
Net income attributable to controlling shareholders	16,583,915	17,089,364	(3.0)%
Net income attributable to non-controlling interest	164,524	225,239	(27.0)%
(1) Includes expenses with loan commitments and financial guarantees.

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2018	2017	% Change	2018	2017	% Change
Net interest income	53,582,872	46,997,327	14.0%	12,291,357	1,857,926	561.6%
Net Impairment losses on loans and advances	(11,078,383)	(17,895,929)	(38.1)%	-	-	-
Non‑interest income	28,905,271	40,812,449	(29.2)%	70,375,403	83,890,316	(16.1)%
Non‑interest expense	(57,168,948)	(59,751,778)	(4.3)%	(71,894,991)	(76,554,425)	(6.1)%
Income before income taxes	14,240,812	10,162,069	40.1%	10,771,769	9,193,817	17.2%
Income tax and social contribution	(206,385)	(887,289)	(76.7)%	(4,382,847)	(4,156,153)	5.5%
Net income	14,034,427	9,274,780	51.3%	6,388,922	5,037,664	26.8%
Net income attributable to controlling shareholders	14,034,093	9,272,962	51.3%	6,224,398	4,812,425	29.3%
Net income attributable to non-controlling interest	334	1,818	(81.6)%	164,524	225,239	(27.0)%

Net interest income

The table below shows our net interest and similar income, which is composed mainly of revenues from credit operations and income from financial assets, before expected losses of loans and advances for 2018 and 2017, on a consolidated basis and by segment:

	R$ in thousands, except %
	2018	2017	% Change
Consolidated
Interest and similar income	122,053,139	126,232,328	(3.3)%
Interest and similar expenses	(55,244,669)	(75,589,415)	(26.9)%
Net interest income	66,808,470	50,642,913	31.9%
Banking
Interest and similar income	98,432,949	108,302,148	(9.1)%
Interest and similar expenses	(44,850,077)	(61,304,821)	(26.8)%
Net interest income	53,582,872	46,997,327	14.0%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	25,656,883	20,032,476	28.1%
Interest and similar expenses	(13,365,526)	(18,174,550)	(26.5)%
Net interest income	12,291,357	1,857,926	561.6%

136 Form 20-F – December 2018

Form 20-F

We present, by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real for 2018 and 2017, respectively, as follows:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2018/2017
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	2,619,175	(70,014)
Due to changes in average interest rates	3,879,339	10,503,446
Due to Brazilian real appreciation/depreciation	87,031	(1)
Net change	6,585,545	10,433,431

Banking

Our net interest income increased by 14.0% going from R$46,997 million in 2017 to R$53,583 million in 2018. This growth was due to changes in the average interest rates, which contributed positively to the increase of R$3,966 million in our income, mainly due to lower interest and similar expenses with obligations for repurchase agreements and resources from issuing securities and subordinated debt, offsetting the decrease of the average balance from interest-bearing transactions, in addition to the increase in the average volume of business, which contributed R$2,619 million to the income as a result of a 2.1% increase in the average balance of interest-earning assets featuring the loans and advances to customers and operations with financial assets held to maturity.

Insurance, pension plans and capitalization bonds

The increase of R$10,433 million in our net interest income in the period, from R$1,858 million in 2017 to R$12,291 million in 2018 is mainly due to changes in the average interest rate paid, which leads to lower expenses from technical provisions of insurance, pension and capitalization in the amount of R$6,187 million and to higher average rates earned with interest-bearing assets in the amount of R$4,316 million.

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2018 and 2017:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2018	2017	% Change
Average balance of interest‑earning assets
Financial assets at fair value through profit or loss	226,255,745	-	-
Financial assets held for trading	-	209,289,723	-
Financial assets at fair value through other comprehensive income	182,237,700	-	-
Financial assets available for sale	-	113,911,212	-
Financial assets at amortized cost	101,777,446	-	-
Investments held to maturity	-	41,836,244	-
Financial assets pledged as collateral	-	193,203,196	-
Loans and advances to banks	119,022,489	57,277,934	107.8%
Loans and advances to customers	373,376,534	363,674,189	2.7%
Compulsory deposits with the Central Bank	68,226,005	58,875,557	15.9%
Other interest‑earning assets	1,250,275	871,012	43.5%
Total	1,072,146,194	1,038,939,067	3.2%
Average interest rate earned	11.4%	12.2%

137 Bradesco

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2018	2017	% Change	2018	2017	% Change
Average balance of interest–earning assets
Financial assets held for trading	33,734,625	30,035,898	12.3%	194,169,648	182,077,230	6.6%
Financial assets available for sale	93,719,871	87,337,876	7.3%	36,003,792	26,572,946	35.5%
Investments held to maturity	22,043,275	12,395,622	77.8%	27,847,446	29,440,622	(5.4)%
Financial assets pledged as collateral	193,485,919	193,203,196	0.1%	-	-	-
Loans and advances to banks	32,540,310	55,316,158	(41.2)%	19,497,487	20,848,251	(6.5)%
Loans and advances to customers	373,376,534	363,674,189	2.7%	-	-	-
Compulsory deposits with the Central Bank	68,226,005	58,875,557	15.9%	-	-	-
Other interest‑earning assets	1,250,275	871,012	43.5%	-	-	-
Total	818,376,814	801,709,508	2.1%	277,518,373	258,939,049	7.2%
Average interest rate earned	12.0%	13.5%		9.2%	7.7%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2018 and 2017:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2018/2017
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	2,209,783	1,307,582
Due to changes in average interest rates	(12,244,476)	4,316,826
Due to Brazilian real appreciation/depreciation	165,494	(1)
Net change	(9,869,199)	5,624,407

Banking

Interest and similar income decreased by 9.1%, from R$108,302 million in 2017 to R$98,433 million in 2018. This decrease was mainly due to changes in the average interest rates, from 13.5% in 2017 to 12.0% in 2018, impacting our interest and similar income in the amount of R$12,079 million. The revenues most impacted by such changes in interest rates were: (a) loans and advances to customers; (b) financial assets pledged as collateral; (c) financial assets available for sale; and (d) compulsory deposits to the Central Bank. The interest fee impact was partially offset by the increase in the average volume of interest-earning assets, increasing the income in the amount of R$2,210 million, in view of the rise of 2.1% in the average balance of interest-earning assets, in particular: (a) loans and advances to customers; (b) financial assets, mainly held to maturity; and (c) compulsory deposits to the Central Bank.

Interest and similar income originating from loans and advances to customers decreased by 4.2%, from R$64,084 million in 2017 to R$61,418 million in 2018. This decrease is related to decrease of the average interest rate, impacting income by R$4,343 million, due to changes in interest rates, with the SELIC rates varying from 7.0% by the end of 2017 to 6.5% by the end of 2018. This effect was partially offset by a 2.7% increase in the average volume of these assets, increasing our income by R$1,677 million.

Interest and similar income originating from loans and advances to banks decreased by 33.3%, from R$5,073 million in 2017 to R$3,382 million in 2018. This decrease was due to a drop of 41.2% in the average balance of these assets, from R$55,316 million in 2017 to R$32,540 million in 2018, impacting our interest and similar income by R$2,299 million.

Interest and similar income originating from financial assets held for trading decreased by 22.8%, from R$2,456 million in 2017 to R$1,895 million in 2018. This decrease was largely due to changes in the average interest rates earned, from 8.2% in 2017 to 5.6% in 2018, which impacted our income in the amount of R$836 million. The decreases in average rates earned reflect the decrease in the average of interbank interest rates, which decrease from 9.9% in 2017 to 6.4% in 2018.

Interest and similar income originating from financial assets pledged as collateral decreased by 20.3% or R$4,307 million, from R$21,269 million in 2017 to R$16,962 million in 2018. This variation was due to a decrease in the average interest rate, from 11.0% in 2017 to 8.8% in 2018, due to the decrease in the average interbank interest rates, from 9.9% in 2017 to 6.4% in 2018, impacting our revenues by R$4,338 million.

138 Form 20-F – December 2018

Form 20-F

Interest and similar income originating from compulsory deposits with the Central Bank decreased by 19.8%, from R$4,881 million in 2017 to R$3,916 million in 2018. This decrease was due to changes in the average interest rates, from 8.3% in 2017 to 5.7% in 2018, impacting the interest and similar income by R$1,659 million. This effect was partially offset by the increase in the average volume of these assets, from R$58,876 million in 2017 to R$68,226 million in 2018, increasing our interest and similar income in the amount of R$694 million.

Interest and similar income originating from financial assets available for sale decreased by 13.6%, from R$9,223 million in 2017 to R$7,966 million in 2018. This decrease was due changes in the average interest rate, from 10.6% in 2017 to 8.5% in 2018, impacting our revenues by R$1,895 million. This effect was partially offset by a 7.3% increase in the average volume of these assets, increasing our interest and similar income in the amount of R$638 million.

Interest and similar income originating from investments held to maturity went from R$1,248 million in 2017 to R$2,830 million in 2018. This variation was due to the increase in the average volume of these assets, from R$12,396 million in 2017 to R$22,043 million in 2018, increasing our interest and similar income in the amount of R$1,169 million.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased 28.1%, from R$20,032 million in 2017 to R$25,656 million in 2018, due to the increase in: (a) the average interest rates, from 7.7% in 2017 to 9.2% in 2018, increasing our income by R$4,316 million; and (ii) the average volume of the operations, which went from R$258,939 million in 2017 to R$277,518 million in 2018, increasing our interest and similar income in the amount of R$1,307 million. It is important to highlight that the movements in the average interest rate are influenced by IPCA and IGP-M performance, which evolved in comparison to 2017.

Interest and similar expenses

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2018 and 2017:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2018	2017	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	1,212,828	1,397,862	(13.2)%
Savings deposits	103,764,844	96,511,751	7.5%
Time deposits	157,184,020	122,959,605	27.8%
Obligations for repurchase agreements	211,937,370	238,407,697	(11.1)%
Borrowings and onlendings	51,448,829	58,617,611	(12.2)%
Funds from securities issued	146,183,351	138,281,213	5.7%
Subordinated debt	47,741,687	52,065,114	(8.3)%
Insurance technical provisions and pension plans	245,141,522	226,765,103	8.1%
Total	964,614,451	935,005,956	3.2%
Average interest rate paid	5.7%	8.1%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2018	2017	% Change	2018	2017	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	1,212,828	1,397,862	(13.2)%	-	-	-
Savings deposits	103,764,844	96,511,751	7.5%	-	-	-
Time deposits	157,474,536	123,100,139	27.9%	-	-	-
Obligations for repurchase agreements	229,500,527	257,372,107	(10.8)%	-	-	-
Borrowings and onlendings	51,448,829	58,617,611	(12.2)%	-	-	-
Funds from securities issued	148,887,239	140,866,165	5.7%	-	-	-
Subordinated debt	47,741,687	52,065,114	(8.3)%	-	-	-
Insurance technical provisions and pension plans	-	-	-	245,141,522	226,765,103	8.1%
Total	740,030,490	729,930,749	1.4%	245,141,522	226,765,103	8.1%
Average interest rate paid	6.1%	8.4%		5.5%	8.0%

139 Bradesco

Form 20-F

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing 2018 to 2017:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2018/2017
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	(409,391)	1,377,596
Due to changes in average interest rates	(16,227,528)	(6,186,620)
Due to Brazilian real appreciation/depreciation	182,175	-
Net change	(16,454,744)	(4,809,024)

Banking

Our interest and similar expenses decreased by 26.8% from R$61,305 million in 2017 to R$44,850 million in 2018. This decrease was largely due to a decrease of the average interest rate paid, from 8.4% in 2017 to 6.1% in 2018, positively impacting the expenses by R$16,228 million. The variation of the average balance of the obligations on which interests apply decreased our expenses by R$409 million, highlighting the lower expenses with: (i) securities sold under agreements to repurchase in the amount of R$2,606 million; (ii) borrowing and on-lending, in the amount of R$401 million; and (iii) subordinated debt, in the amount of R$397 million. These decreases were partially offset by the increase in the average balance of: (i) time deposits, impacting the result by R$1,877 million; (ii) savings deposits, impacting the income by R$406 million; and (iii) funds from issuance of securities, which increased our expenses by R$733 million.

Insurance, pension plans and capitalization bonds

Our interest and similar expenses decreased by 26.5%, from R$18,175 million in 2017 to R$13,366 million in 2018. This decrease reflects the decrease of the average interest rate for insurance and pension plan technical provisions, from 8.0% in 2017 to 5.5% in 2018, decreasing our expenses by R$6,187 million. This effect was partially offset by the increase of 8.1% in the average volume of technical provisions, impacting our expenses by R$1,378 million.

140 Form 20-F – December 2018

Form 20-F

Expenses with impairment and expected loss on loans and advances to customers

On January 1, 2018, we adopted IFRS 9 that, among other changes, changes the model of calculating the estimate of loss of operations subject to the credit risk from a model of “incurred losses” (IAS 39) to a model of “expected losses” (IFRS 9).  In view of conceptual differences between net impairment losses on loans and advances to customers under BR GAAP and IFRS, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the variations of the expenses under IFRS.

	R$ in thousands, except %
	2018	2017	% Change
Banking - BR GAAP	(11,078,383)	(17,895,929)	(38.1)%
Accounting Practices Diferences (IFRS x BR GAAP)	(3,398,306)	1,035,094	-
Net Impairment losses on loans and advances	-	(16,860,835)	-
Expected loss on loans and advances (1)	(14,476,689)	-	-
(1) It does not consider expected losses from commitments to released and financial guarantees provided in the amount of R$615 million.

Difference between accounting practices for impairment of loans and advances

In 2018, the IFRS 9 adoption brings a prospective model of expected losses in replacement to IAS 39 model of incurred losses. Under BR GAAP, the measurement of credit risk is based on expected losses according to CMN Resolution No. 2,682/99, which includes a minimum provision for each loan category. For further information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances” and Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

141 Bradesco

Form 20-F

The following table shows changes in our losses of loans and advances, expenses with losses of loans and advances, operations recovered and charge-offs for the years ended 2018 and 2017, as well as our ratio of expenses with losses related to the average balances of loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers), in all cases based on consolidated financial information prepared in accordance with IFRS (2018 – IFRS9 and 2017 – IAS39):

	R$ in thousands, except %
	2018	2017	% Change
Impairment provision of loans and advances at the beginning of the year (IAS 39)	27,055,566	24,780,839	9.2%
Impacts of the application of IFRS 9	1,173,870	-	-
Adjusted balance in the beginning of the period	28,229,436	-	-
Net impairment losses on loans and advances	-	16,860,835	-
Expected credit loss for loans and advances	14,476,689	-	-
Expected credit loss on renegotiated loans	7,147,095	7,034,857	1.6%
Loan charge‑offs	(18,747,641)	(21,620,965)	(13.3)%
Impairment provision of loans and advances at the end of the year	-	27,055,566	-
Expected credit losses for loans and advances at the end of the year	31,105,579	-	-
Ratio of net impairment losses on loans and advances to average loans and advances to customers	-	4.4%	-
Ratio of expected credit losses for loans and advances to average loans and advances to customers	3.9%	-	-

The balance of the losses of loans and advances increased by 15.0%, from R$27,056 million in 2017 to R$31,106 million in 2018, accounting for 7.6% of loans and advances to customers. This increase was primarily due to the adoption of the IFRS 9 (expected losses) to replace the IAS 39 (incurred losses), which, in addition to the effect of the initial adoption, totaling R$1,174 million, required a higher provision for the operations during 2018.

Despite the model for expected losses requiring a higher level of provisioning in relation to the previous model, the expenses with losses in loans reduced 14.1%, going from R$16,861 million in 2017 to R$14,477 million in 2018. This reduction is related to the improvement of the quality of our credit portfolio, whose level of delinquent loans and advances to customers for more than 60 days reduced by 16.3%, going from R$20,783 million in 2017 to R$17,403 million in 2018, representing 4.2% of the total of the credit portfolio (2017 – 5.6%). We also highlight that our net charge-off ratio, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, decreased from 3.8% in 2017 to 3.1% in 2018.

Our loans and advances to customer portfolio increased by 10.1% from R$373,814 million in 2017 to R$411,493 million in 2018. We highlight the increases of: (i) 15.8% in the individual consigned credit operations; (ii) 13.6% in real estate financing for individuals; (iii) 25.6% in vehicle financing; (iv) 25.3% in export/import operations; and (v) 6.1% in working capital for legal entities.

We believe that our expected losses of loans and advances is sufficient to cover futures losses regarding our portfolio, which can be evidenced, among other indicators, by our coverage ratio, measured by the total expected loss as a percentage of non-performing loans and advances to customers, which, by the end of 2018 was 178.7%.

142 Form 20-F – December 2018

Form 20-F

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2018 and 2017:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2018	2017	% Change
Net fee and commission income	23,831,590	22,748,828	4.8%
Net gains/(losses) on financial instruments at fair value through profit or loss	(11,676,573)	-	-
Net gains/(losses) on financial assets and liabilities held for trading	-	9,623,108	-
Net gains/(losses) on financial instruments at fair value through other comprehensive income	1,073,563	-	-
Net gains/(losses) on financial assets available for sale	-	570,358	-
Premiums retained from insurance and pension plans	66,270,095	70,046,635	(5.4)%
Equity in the earnings of associates and joint ventures	1,680,375	1,718,411	(2.2)%
Other non-interest income	13,935,842	18,498,598	(24.7)%
Total	95,114,892	123,205,938	(22.8)%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2018	2017	% Change	2018	2017	% Change
Net fee and commission income	25,496,171	24,143,561	5.6%	600,510	787,014	(23.7)%
Net gains/(losses) on financial assets and liabilities held for trading	(6,217,370)	6,011,351	-	(5,459,203)	3,641,626	-
Net gains/(losses) on financial assets available for sale	625,159	(685,560)	-	738,063	713,425	3.5%
Premiums retained from insurance and pension plans	-	-	-	66,270,095	70,046,635	(5.4)%
Equity in the earnings of associates and joint ventures	1,410,004	1,497,268	(5.8)%	206,272	217,035	(5.0)%
Other non-interest income	7,591,307	9,845,829	(22.9)%	8,019,666	8,484,581	(5.5)%
Total	28,905,271	40,812,449	(29.2)%	70,375,403	83,890,316	(16.1)%

Banking

Our non-interest income decreased by 29.2%, from R$40,812 million in 2017 to R$28,905 million in 2018.

This decrease was mainly due to net gain/losses of financial assets and liabilities classified as held for trading, from gains of R$6,011 million in 2017 to a loss of R$6,217 million in 2018, reflecting on the result obtained in the derivative financial instruments related to results deriving from:  future contracts (which include the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily those from foreign  investments).

This decrease was partially offset by the increase: (i) of 5.6% in the net fee and commission income, from R$24,144 million in 2017 to R$25,496 million in 2018, due to the increase of: (a) 7.7% of revenues of current accounts due to the improvement in the management of the portfolio of services rendered, expansion of the variety of products, which are offered to clients according to their segmentation; (b) 10.3% in revenues from the management of consortiums, due to the actions taken to optimize the results, we highlight the review of the portfolio for a more customized offer, with differentiated terms and rates for each segment; (c) 21.3% in income from custody and brokerage services, mainly due to the greater volume of negotiations held at B3; and (d) 4.2% in fund management revenue, mainly due to the increased volume of funds and managed portfolios; and (ii) of gains/(losses) net financial assets/liabilities available-for-sale, from a decrease of R$686 million in 2017 to an increase of R$625 million in 2018, partially offset by the recognition of impairment of financial assets (mostly debentures).

Insurance, pension plans and capitalization bonds

Our non-interest income decreased by 16.1%, from R$83,890 million in 2017 to R$70,375 million in 2018. This performance was due mainly to: (i) the gains/losses from trading financial assets and liabilities which increased from R$3,641 million in 2017 to an expense of R$5,459 million in 2018, due to operations with derivatives; and (ii) a decrease in retained insurance premiums and pension plans income, from R$70,047 million in 2017, to R$66,270 million in 2018, mainly resulting from the lower income in VGBL/PGBL, which had a lower performance when compared to the same period in the previous year.

143 Bradesco

Form 20-F

Main difference between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main difference between our non-interest income by segment (according to BR GAAP) and our consolidated non-interest income (according to IFRS) for the year ended December 31, 2018:

•      Net fee and commission income: the difference of R$2,265 million refers to: (i) the effective interest rate method in the amount of R$1,388 million; and (ii) the elimination and adjustments for other operations in the amount of R$877 million.

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2018 and 2017:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2018	2017	% Change
Personnel expenses	(18,871,462)	(20,723,265)	(8.9)%
Administrative expenses	(16,873,962)	(16,882,461)	(0.1)%
Depreciation and amortization	(4,808,255)	(4,568,568)	5.2%
Changes in the insurance technical provisions and pension plans	(29,409,222)	(34,805,771)	(15.5)%
Retained claims	(26,024,370)	(25,594,962)	1.7%
Selling expenses for insurance and pension plans	(3,179,631)	(3,405,912)	(6.6)%
Net gains/(losses) on foreign currency transactions	1,096,826	1,422,957	(22.9)%
Net gains/(losses) on financial instruments at amortized cost	-	-	-
Net gains/(losses) on investiments held to maturity	-	(54,520)	-
Other non-interest expense	(28,146,436)	(28,631,955)	(1.7)%
Total	(126,216,512)	(133,244,457)	(5.3)%

144 Form 20-F – December 2018

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2018	2017	% Change	2018	2017	% Change
Personnel expenses	(17,369,813)	(19,261,590)	(9.8)%	(1,643,734)	(1,589,077)	3.4%
Administrative expenses	(16,290,073)	(17,175,352)	(5.2)%	(1,609,750)	(1,391,439)	15.7%
Depreciation and amortization	(5,575,203)	(5,555,033)	0.4%	(411,875)	(393,618)	4.6%
Changes in the insurance technical provisions and pension plans	-	-	-	(29,409,222)	(34,805,771)	(15.5)%
Retained claims	-	-	-	(26,024,370)	(25,594,962)	1.7%
Selling expenses for insurance and pension plans	-	-	-	(3,179,631)	(3,405,912)	(6.6)%
Net gains/(losses) on foreign currency transactions	1,096,826	1,422,957	(22.9)%	-	-	-
Other non-interest expense	(19,030,685)	(19,182,760)	(0.8)%	(9,616,409)	(9,373,646)	2.6%
Total	(57,168,948)	(59,751,778)	(4.3)%	(71,894,991)	(76,554,425)	(6.1)%

Banking

 Our non-interest expenses decreased 4.3% going from R$59,752 million in 2017 to R$57,169 million in 2018. This decrease reflects the good performance of all the lines, highlighting the lower expenses in (i) personnel expenses, even considering the effects of the collective bargaining of 2017/2018 (readjustment of 5%) and the higher expenses with labor lawsuits and Profit Sharing (PLR), which showed a decreased of 9.8%, from R$19,262 million in 2017 to R$17,370 million in 2018. It is worth highlighting that, in 2017, expenses were impacted by the Special Voluntary Dismissal Program (PDVE); and (ii) the administrative expenses, which, even considering the inflation for the period, decreased 5.2%, going from R$17,175 million in 2017 to R$16,290 million in 2018, reflecting the gains of synergy from the incorporation of HSBC Brasil, the strategy of optimization of the points of service, as well as the efficiency in the channeling of expenses.

Insurance, pension plans and capitalization bonds

Our non-interest expenses decreased by 6.1%, from R$76,554 million in 2017 to R$71,895 million in 2018.

This reduction was mainly due to the decrease of 15.5% in expenses from variation of insurance and pension plan technical provisions from R$34,806 million in 2017 to R$29,409 million in 2018. It is worth noting that, in 2018, a complementary reserve for coverage (“PCC”) in the amount of R$523 million was fully reversed, in compliance with SUSEP Circular Letter No. 517/15.

145 Bradesco

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

The following table shows, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2018	2017
Income before income tax and social contribution	19,442,015	23,743,559
Total income tax and social contribution charges at current rates (1)	(8,748,907)	(10,684,602)
Effect of additions and exclusions in the tax calculation:
Equity in the earnings of associates and joint ventures	756,169	773,285
Interest on equity (paid and payable)	3,284,368	3,241,955
Other (2)	2,014,794	240,406
Income tax and social contribution for the period	(2,693,576)	(6,428,956)
Effective rate	13.9%	27.1%
(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and equated companies, and the insurance industry, and 9% for the other companies (Note 2t); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate of 45%, shown; and (iii) the deduction incentives.

Our income tax and social contribution expenses decreased by R$3,735 million in 2018 compared to 2017. This decrease was primarily due to: (i) a decrease of R$4,302 million in income before tax; and (ii) the effects in the line of other values, which went from R$240 million in 2017 to R$2,015 million in 2018, mainly due to the exchange rate variation of assets and liabilities, deriving from investments abroad, which is not taxable/deductible. This was primarily due to the 17.1% depreciation of the real against the U.S. dollar in 2018, in which, in 2017, the devaluation of the real against the dollar was of 1.5%. For more information on income tax and social contribution, see Note 18 to our consolidated financial statements in “Item 18. Financial Statements.”

Net Income

As a result of this, our net income attributable to controlling shareholders decreased by 3.0%, from R$17,089 million in 2017 to R$16,584 million in 2018. Our net income for the year decreased by 3.3%, going from R$17,315 million in 2017 to R$16,748 million in 2018.

146 Form 20-F – December 2018

Form 20-F

Results of operations for the year ended December 31, 2017 compared with the year ended December 31, 2016

The following tables set forth the principal components of our net income for 2017 and 2016, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2017	2016	% Change
Net interest income	50,642,913	56,662,989	(10.6)%
Net Impairment losses on loans and advances	(16,860,835)	(15,350,278)	9.8%
Non‑interest income	123,205,938	115,171,491	7.0%
Non‑interest expense	(133,244,457)	(124,578,746)	7.0%
Income before income taxes	23,743,559	31,905,456	(25.6)%
Income tax and social contribution	(6,428,956)	(13,912,730)	-
Net income for the year	17,314,603	17,992,726	(3.8)%
Net income attributable to controlling shareholders	17,089,364	17,894,249	(4.5)%
Net income attributable to non-controlling interest	225,239	98,477	128.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Net interest income	46,997,327	49,156,109	(4.4)%	1,857,926	5,374,229	(65.4)%
Net Impairment losses on loans and advances	(17,895,929)	(18,829,460)	(5.0)%	-	-	-
Non‑interest income	40,812,449	41,414,563	(1.5)%	83,890,316	75,664,123	10.9%
Non‑interest expense	(59,751,778)	(54,448,727)	9.7%	(76,554,425)	(71,473,806)	7.1%
Income before income taxes	10,162,069	17,292,485	(41.2)%	9,193,817	9,564,546	(3.9)%
Income tax and social contribution	(887,289)	(7,995,420)	(88.9)%	(4,156,153)	(3,915,822)	6.1%
Net income for the year	9,274,780	9,297,065	(0.2)%	5,037,664	5,648,724	(10.8)%
Net income attributable to controlling shareholders	9,272,962	9,293,766	(0.2)%	4,812,425	5,550,662	(13.3)%
Net income attributable to non-controlling interest	1,818	3,299	(44.9)%	225,239	98,062	129.7%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2017 and 2016, on a consolidated basis and by segment:

	R$ in thousands, except %
	2017	2016	% Change
Consolidated
Interest and similar income	126,232,328	147,700,375	(14.5)%
Interest and similar expense	(75,589,415)	(91,037,386)	(17.0)%
Net interest income	50,642,913	56,662,989	(10.6)%
Banking
Interest and similar income	108,302,148	118,585,106	(8.7)%
Interest and similar expense	(61,304,821)	(69,428,997)	(11.7)%
Net interest income	46,997,327	49,156,109	(4.4)%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	20,032,476	26,769,779	(25.2)%
Interest and similar expense	(18,174,550)	(21,395,550)	(15.1)%
Net interest income	1,857,926	5,374,229	(65.4)%

147 Bradesco

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

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2017 and 2016:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2017	2016	% Change
Average balance of interest‑earning assets
Financial assets held for trading	209,289,723	180,250,789	16.1%
Financial assets available for sale	113,911,212	122,649,627	(7.1)%
Investments held to maturity	41,836,244	41,834,019	0.0%
Financial assets pledged as collateral	193,203,196	150,544,635	28.3%
Loans and advances to banks	57,277,934	67,961,405	(15.7)%
Loans and advances to customers	363,674,189	373,112,857	(2.5)%
Compulsory deposits with the Central Bank	58,875,557	55,847,576	5.4%
Other interest‑earning assets	871,012	722,571	20.5%
Total	1,038,939,067	992,923,479	4.6%
Average interest rate earned	12.2%	14.9%

148 Form 20-F – December 2018

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Average balance of interest–earning assets
Financial assets held for trading	30,035,898	30,557,643	(1.7)%	182,077,230	149,325,995	21.9%
Financial assets available for sale	87,337,876	100,437,376	(13.0)%	26,572,946	22,211,842	19.6%
Investments held to maturity	12,395,622	12,485,593	(0.7)%	29,440,622	29,348,426	0.3%
Financial assets pledged as collateral	193,203,196	150,544,635	28.3%	-	-	-
Loans and advances to banks	55,316,158	67,987,562	(18.6)%	20,848,251	17,991,407	15.9%
Loans and advances to customers	363,674,189	373,112,828	(2.5)%	-	-	-
Compulsory deposits with the Central Bank	58,875,557	55,847,576	5.4%	-	-	-
Other interest–earning assets	871,012	722,571	20.5%	-	-	-
Total	801,709,508	791,695,784	1.3%	258,939,049	218,877,670	18.3%
Average interest rate	13.5%	15.0%		7.7%	12.2%

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
	Increase/(reduction)
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

Interest and similar income from loans and advances to customers decreased by 6.4%, from R$68,452 million in 2016 to R$64,084 million in 2017. This decrease is related to: (i) a decrease of the average interest rate, impacting income by R$2,663 million, due to changes in Brazilian interest rates, with the SELIC rates varying from 13.7% in 2016 to 7.0% in 2017, (ii) 2.5% in the average balance of our portfolio of loans and advances to customers, from R$373,113 million in 2016 to R$363,674 million in 2017, impacting our interest and similar income by R$1,705 million. The transactions that contributed the most with the reduction of the volume were the BNDES/Finame transfers, other corporate loans and advances and import and export financings, partially offset by the growth of loans and advances to individuals.

Interest and similar income originating from loans and advances to banks decreased by 41.6%, from R$8,689 million in 2016 to R$5,073 million in 2017. This decrease was due to: (i) changes in the average interest rates, impacting the results by R$2,178 million, due to the decrease in the average interbank interest rates, from 14.0% in 2016 to 9.9% in 2017; and (ii) the 18.6% decrease in the average balance of these assets, from R$67,988 million in 2016 to R$55,316 million in 2017, impacting our interest and similar income by R$1,438 million.

Interest and similar income originating from financial assets held for trading decreased by 37.1%, from R$3,906 million in 2016 to R$2,456 million in 2017. This decrease was largely due to changes in the average interest rates earned, from 12.8% in 2016 to 8.2% in 2017, which impacted our income in the amount of R$1,385 million. The decreases in average rates earned reflect the decrease in the average of interbank interest rates, which decrease from 14.0% in 2016 to 9.9% in 2017, as well as other economic indicators, such as the IPCA, which decrease from 6.3% in 2016 to 3.0% in 2017, and the IGP-M, which in 2016 registered a positive variation of 7.2%, and in 2017 a negative variation of 0.5%.

149 Bradesco

Form 20-F

Interest and similar income originating from financial assets pledged as collateral decreased by 2.2% or R$470 million, from R$21,739 million in 2016 to R$21,269 million in 2017. This variation was mainly due to a decrease in the average interest rate, from 14.4% in 2016 to 11.0% in 2017, due to the decrease in the average interbank interest rates, from 14.0% in 2016 to 9.9% in 2017, impacting our revenues by R$5,834 million, partially offset by the increase of 28.3% in average balance of these assets, from R$150,545 million in 2016 to R$193,203 million in 2017, with a positive impact in our interest and similar income in the amount of R$5,364 million.

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

Interest and similar income originating from investments held to maturity decreased by 14.8% from R$1,465 million in 2016 to R$1,248 million in 2017. This decrease was mainly due to changes in the average interest rates, from 11.7% in 2016 to 10.1% in 2017, impacting our interest and similar income by R$207 million.

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

150 Form 20-F – December 2018

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2017	2016	% Change	2017	2016	% Change
Average balance of interest–bearing liabilities
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

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing 2017 and 2016:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2017/2016
	Increase/(reduction)
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

151 Bradesco

Form 20-F

	R$ in thousands, except %
	2017	2016	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(17,895,929)	(18,829,460)	(5.0)%
Accounting Pratices Diferences (IFRS x BR GAAP)	1,035,094	3,479,182	(70.2)%
Consolidated - IFRS	(16,860,835)	(15,350,278)	9.8%

Main difference between accounting practices for net impairment losses on loans and advances

The main difference of the accounting practice between BR GAAP (CMN Resolution No. 2,682/99), and IFRS (IAS 39), is the form of recognition and measurement of impairment losses on loans and advances. While the practice adopted by the Central Bank is provisioning based on a mix of future expected losses and incurred losses, under IFRS the recognition and measurement of impairment losses is based on actual losses incurred. For further information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances” and Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

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

	R$ in thousands, except %
	2017	2016	% Change
Impairment provision of loans and advances at the beginning of the year	24,780,839	25,455,204	(2.6)%
Net impairment losses on loans and advances	16,860,835	15,350,278	9.8%
Loan recoveries	7,034,857	5,507,507	27.7%
Loan charge‑offs	(21,620,965)	(21,532,150)	0.4%
Impairment provision of loans and advances at the end of the year	27,055,566	24,780,839	9.2%
Ratio of net impairment losses on loans and advances to average loans and advances to customers	4.4%	3.9%

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

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances to customers, and an analysis of losses on loans and advances to individually non-significant customers, as follows:

As of December 31,	R$ in thousands, except %
	2017	2016	% Change
Impairment provision of loans and advances to customers individually relevant	7,208,200	6,575,000	9.6%
Impairment provision of loans and advances to customers not individually relevant	19,847,366	18,205,839	9.0%
Total	27,055,566	24,780,839	9.2%

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

152 Form 20-F – December 2018

Form 20-F

Our loans and advances to customer portfolio decreased by 4.7% from R$392,084 million in 2016 to R$373,814 million in 2017. We highlight: (i) the decrease of 9.7% in loans and advances to legal entities, from R$221,158 million in 2016 to R$199,825 million in 2017, particularly in the following products: (i) working capital, export financing and onlending BNDES/Finame; and (ii) growth of 1.8% in loans and advances to individuals, particularly with regard to real estate financing transactions and payroll-deductible loans and vehicles.

We believe that our impairment of loans and advances is sufficient to cover losses incurred regarding our portfolio, which can be evidenced, among other indicators, by our coverage ratio, measured by the total loss by impairment of loans and advances as a percentage of non-performing loans and advances to customers, which increased from 106.0% in 2016 to 130.2% in 2017.

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

Banking

Our non-interest income decreased by 1.5%, from R$41,415 million in 2016 to R$40,812 million in 2017. This decrease was mainly due to: (i) net gain/losses of financial assets and liabilities classified as held for trading, from gains of R$14,919 million in 2016 to gains of R$6,011 million in 2017, primarily reflecting on the result obtained in the derivative financial instruments in 2016, mainly due to results deriving from futures contracts (which include the hedge for investments abroad, which effect of exchange variation is recorded in other financial expenses - net gains/losses on foreign currency transactions); (ii) the decrease of 2.7% or R$41 million in the result from investment in affiliated companies and joint ventures, from R$1,538 million in 2016 to R$1,497 million in 2017, partially offset by: (iii) an increase of 16.7% in the net fee and commission income, from R$20,697 million in 2016 to R$24,144 million in 2017, due to the increase of: (a) 10.3% of revenues related to checking accounts mainly due to the expansion of the portfolio of services rendered and an increase in volume of business; and (b) 9.5% in revenues from credit cards, mainly due to an increase in the financial volume traded and an increased amount of transactions carried out in the period; (c) 35.5% in fees from fund management, mainly due to the increased volume of funds raised and managed; (d) 19.4% in revenues from the management of consortiums, mainly due to the greater volume of bids received; the elevation of the average ticket; and the increase in billing on sales, which active quotas went from 1,334 thousand in 2016 to 1,411 thousand in 2017; and (e) 10.6% in the revenues from collections, mainly due to the greater volume of processed documents; (iv) the net loss of available-for-sale financial assets, from R$1,418 million in 2016 to R$686 million in 2017, due to greater gains with fixed income securities, partially offset by the recognition of impairment on debentures; and (v) largely due to the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit in compliance with the CMN Resolution No. 4,512/16.

153 Bradesco

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

154 Form 20-F – December 2018

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

Banking

 Our non-interest expenses increased by 9.7%, from R$54,449 million in 2016 to R$59,752 million in 2017. This increase was mainly due to the increase of: (i) 22.4% in personnel expenses from R$15,734 million in 2016 to R$19,262 million in 2017, due to an increase in expenses from salaries, payroll charges and benefits as a result of: (a) an increase in salaries, in accordance with the respective 2016 and 2017 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil; (ii) 14.7% in administrative expenses, mainly due to: (a) the increased volume of business and services in the period, partially impacted by the effect of the consolidation of HSBC Brasil; and (b) contract adjustments; (iii) 46.7% in depreciation and amortization expenses, due to, principally, the amortization of goodwill related to the acquisition of HSBC Brasil in 2016; and partially offset by (iv) a 4.6% decrease in other non-financial expenses, partly as a result of our launch of a Special Voluntary Severance Program Scheme (PDVE) in 2017 which provided voluntary severance to employees meeting certain eligibility requirements.

Insurance, pension plans and capitalization bonds

Our non-interest expenses increased by 7.1%, from R$71,474 million in 2016 to R$76,554 million in 2017. This increase was mainly due to the increase of: (i) 6.2% in our expenses from variation of insurance and pension plan technical provisions from R$32,782 million in 2016 to R$34,806 million in 2017; and (ii) 4.3% in retained claims, from R$24,542 million in 2016 to R$25,595 in 2017, driven by the health insurance segment.

155 Bradesco

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

Our income tax and social contribution expenses decreased by R$7,484 million in 2017 compared to 2016. This decrease was primarily due to: (i) a decrease of R$8,162 million in income before tax; and (ii) the effects of additions and deductions on the calculation of taxes, as follows: (a) change in other amounts, which went from an addition in the income tax and social contribution of R$3,459 million in 2016 to an exclusion of R$240 million in 2017, primarily due to exchange rate variation of assets and liabilities, deriving from investments abroad, which is non-taxable/deductible. This was mainly due to the 1.5% depreciation of the real against the U.S. dollar in 2017, as compared to 2016, there was a 16.5% appreciation of the real against the U.S. dollar; and (c) the increase in the effect of interest on own capital, in the amount of R$103 million. For more information on income tax and social contribution, see Note 18 to our consolidated financial statements in “Item 18. Financial Statements.”

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

156 Form 20-F – December 2018

Form 20-F

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

Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. The components of our Short-Term and our Long-Term Liquidity Ratios ("LCR" and "NSFR") are in line with best market practices as well as Basel III requirements.

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

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2018			2017			2016
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest‑bearing liabilities
Interbank deposits	1,212,828	0.1%	11.3%	1,397,862	0.1%	10.9%	1,205,451	0.1%	10.6%
Savings deposits	103,764,844	9.1%	4.5%	96,511,751	8.7%	5.9%	93,598,769	8.6%	7.2%
Time deposits	157,184,020	13.8%	4.0%	122,959,605	11.1%	6.1%	111,471,035	10.3%	7.8%
Obligations for repurchase agreements	211,937,370	18.6%	7.1%	238,407,697	21.6%	9.5%	232,718,923	21.5%	11.5%
Borrowings and onlendings	51,448,829	4.5%	6.2%	58,617,611	5.3%	5.2%	65,927,057	6.1%	5.9%
Funds from securities issued	146,183,351	12.8%	6.2%	138,281,213	12.5%	9.6%	151,629,726	14.0%	11.3%
Subordinated debt	47,741,687	4.2%	7.4%	52,065,114	4.7%	9.8%	52,348,349	4.8%	12.0%
Insurance technical provisions and pension plans	245,141,522	21.5%	5.5%	226,765,103	20.5%	8.0%	198,174,725	18.3%	10.8%
Total interest‑bearing liabilities	964,614,451	84.6%	5.7%	935,005,956	84.6%	8.1%	907,074,035	83.7%	10.0%
Non‑interest‑bearing liabilities
Demand deposits	32,720,748	2.9%	-	31,014,556	2.8%	-	32,645,961	3.0%	-
Other non‑interest‑bearing liabilities	142,565,235	12.5%	-	138,586,108	12.5%	-	143,993,002	13.3%	-
Total non‑interest‑bearing liabilities	175,285,983	15.4%	-	169,600,664	15.4%	-	176,638,963	16.3%	-
Total liabilities	1,139,900,434	100.0%	4.8%	1,104,606,620	100.0%	6.8%	1,083,712,998	100.0%	8.4%

Deposits are our most important source of funding, accounting for 25.9% of average total liabilities in 2018, compared to 22.8% in 2017 and 22.0% in 2016. Our deposits balance over these years progressed in the following manner:

•     in 2017, the average balance of our deposits increased by 5.4% in comparison to 2016, mainly due to the increase of 10.3% in the average balance of our time deposits; and

157 Bradesco

Form 20-F

•     in 2018, the average balance of our deposits increased by 17.1% in comparison to 2017, mainly due to the increase of 27.8% in the average balance of our time deposits.

Obligations for repurchase agreements, borrowings and onlendings and funds from securities issued represent an important sources of funding, accounting for 34.5% of total average liabilities in 2018, compared to 39.4% in 2017 and 41.5% in 2016.

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2018	2017	2016
Interbank deposits	410,975	2,168,625	588,872
Savings deposits	111,170,912	103,332,697	97,088,828
Time deposits	195,398,721	125,617,424	103,137,867
Obligations for repurchase agreements	190,911,877	233,467,544	241,978,931
Borrowings and onlendings	54,851,398	49,291,007	58,196,002
Funds from securities issued	148,029,018	135,174,090	151,101,938
Subordinated debt	53,643,444	50,179,401	52,611,064
Insurance technical provisions and pension plans	251,578,287	239,089,590	215,840,000
Total interest-bearing liabilities	1,005,994,632	938,320,378	920,543,502
Demand deposits	35,318,292	34,088,616	33,420,111
Other non‑interest‑bearing liabilities	139,554,670	134,250,742	132,586,836
Total non‑interest‑bearing liabilities	174,872,962	168,339,358	166,006,947
Total liabilities	1,180,867,594	1,106,659,736	1,086,550,449

Deposits

Deposits accounted for 29.0% of total liabilities as of December 31, 2018. Our deposits consist of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. For additional information regarding our deposits, see "Item 4.B. Business Overview – Selected Statistical Information – Average deposit balances and interest rates."

Obligations for repurchase agreements

Obligations for repurchase agreements consist mainly of fundings we obtained from banks in the market by selling securities with agreements to repurchase. As of December 31, 2018, we had obligations for repurchase agreements in the amount of R$190,912 million, a decrease of R$42,556 million compared to the balance on December 31, 2017, which was R$233,468 million.

It is important to note the effects of adapting to Resolution No. 4,527/16, which altered the form of using the securities issued by institutions associated to the conglomerate, like the collateral in repurchase agreements, impacting, mainly the balance of debentures.

Borrowings and onlendings

Borrowings consist primarily of funding from lines obtained from banking correspondents for import and export financings. Our access to this source of resources has been continuous, and funding occurs with rates and terms according to market conditions.

Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

As of December 31, 2017, the balance of our borrowings and onlendings totaled R$49,291 million, a decrease of R$8,905 million compared to December 31, 2016. The decrease was due to: (i) a decrease of R$3,639 million in borrowings and onlendings denominated in, or indexed to, foreign currencies, which balance was from R$22,158 million in 2016 to R$18,519 million in 2017; (ii) the decrease in the funds raised via borrowings and onlendings in the country, mainly through Finame and BNDES operations.

As of December 31, 2018, the balance of our borrowings and onlendings totaled R$54,851 million, an increase of R$5,560 million compared to December 31, 2017. The increase resulted primarily from the increase of R$11,162 million in borrowings and onlendings abroad of R$18,519 million in 2017 to R$29,681 million in 2018.

158 Form 20-F – December 2018

Form 20-F

Funds from securities issued

Funds from securities issued consist of: (i) financial notes (letras financeiras); (ii) real estate credit notes; (iii) agribusiness notes (letras de agronegócio); (iv) euronotes; and (v) securities issued through securitization.

As of December 31, 2017, our funds from securities issued totaled R$135,174 million, a decrease of R$15,928 million compared to December 31, 2016. The decrease in our funds from securities issued was influenced by: (i) the decrease of R$14,943 million in funds from the issuance of financial notes; (ii) the decrease of R$2,831 million of operations abroad; and partially offset by: (iii) the increase of R$1,857 million in agribusiness notes.

As of December 31, 2018, our funds from securities issued totaled R$148,029 million, an increase of R$12,855 million compared to December 31, 2017. The increase in our funds from securities issued was influenced by: (i) the increase of R$10,435 million in funds from the issuance of financial notes; and (ii) the increase of R$2,135 million in agribusiness notes. It is important to note that in 2018 we captured guaranteed real estate bonds, which are notes guaranteed by a portfolio of real estate loans, according to the requirements determined by Resolution No. 4,598/17 of Central Bank.

Subordinated debt

The subordinated debts totaled R$50,179 million in December 2017, a 4.6% decrease, or R$2,432 million compared to 2016, due to the maturity of subordinated debts in the period.

The subordinated debts totaled R$53,643 million in December 2018, a 6.9% increase, or R$3,464 million compared to 2017, due to the issuance of new subordinated debts in the period.

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

Cash flow

In 2018, 2017 and 2016, our cash flow was affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2018	2017	2016
Net cash provided by (used in) operating activities	(6,497,318)	35,551,788	53,959,218
Net cash provided by (used in) investing activities	(34,485,022)	(18,229,963)	9,152,341
Net cash provided by (used in) financing activities	(5,598,241)	(43,304,122)	(23,524,819)
Net increase (decrease) in cash and cash equivalents	(46,580,581)	(25,982,297)	39,586,740

159 Bradesco

Form 20-F

2018

In 2018, we had a net decrease of R$46,581 million in cash and cash equivalents due to net cash used in investing activities, in the amount of R$34,485 million, in operating activities, in the amount of R$6,497 million and in financing activities, in the amount of R$5,598 million.

In 2018, cash used in our operating activities, in the amount of R$6,497 million, is related: (i) to our income before tax, in the amount of R$19,442 million; and (ii) to adjustments of reconciliation, in the amount of R$52,627 million, which were fully offset by: the net negative variations in assets and liabilities, in the amount of R$78,566 million, among which we highlight: (a) the increase of loans and advances to clients, in the amount of R$112,862 million; (b) the growth of R$30,302 million of other assets; (c) the increase of R$20,883 million in Central Bank compulsory deposits, which were partially offset by: (d) a net increase of R$88,660 million in the deposits from customers; and (e) by the amount of R$33,847 million, related to collected interest, net of the paid interest.

In 2018, cash used in our investing activities, resulted from (i) the acquisition, net of maturities, of financial assets at amortized cost, in the amount of R$48,960 million; and (ii) the acquisition, net of disposals, of property, equipment and intangible assets, in the amount of R$5,081 million, which were partially offset: (i) by the receipt of interest and dividends, in the amount of R$18,897 million and (ii) by the receipts from disposal, net of the acquisitions, of financial assets at fair value through other comprehensive income, in the amount of R$465 million.

In 2018, cash used in our financing activities is a result of interest paid and interest on capital and dividends payment, in the amount of R$23,526 million, which were partially offset: (i) by the issuance of securities, net of security issuance payments, in the amount of R$16,216 million; and (ii) by the issuance of subordinated debt net of payments of subordinated debt, in the amount of R$1,709 million.

2017

In 2017, we had a net decrease of R$25,982 million in cash and cash equivalents due to net cash used in financing activities, in the amount of R$43,304 million; and investing activities, in the amount of R$18,230 million. These decreases were partially offset by the net increase in cash provided by our operating activities, in the amount of R$35,552 million.

 In 2017, cash provided by our operating activities, in the amount of R$35,552 million, is related to: (i)  our income before tax, in the amount of R$23,744 million and adjustments of reconciliation, in the amount of R$56,901 million, totaling R$80,645 million, partially offset; and (ii) variations in asset and liability, in the amount of R$45,093 million, highlighting: (a) the increase, in the amount of R$59,579 million, of loans and advances to clients; (b) growth of financial assets for trading, in the amount of R$23,089 million; (c) the decrease, in the amount of R$11,556 million, in technical reserves from insurance and pension plans; (d) an increase in Central Bank compulsory deposits, in the amount of R$8,678 million; and (e) income tax and social contribution paid, in the amount of R$8,575 million; partially offset by interest received/paid, in the amount of R$34,489 million and increase of deposits from clients, in the amount of R$36,854 million.

In 2017, cash provided by our investing activities, resulted from (i) the net acquisition/disposal of financial assets available for sale, in the amount of R$31,427 million; (ii) acquisition/disposal of property, equipment and intangible assets, in the amount of R$5,197 million, partially offset by: (iii) cash resulting from the maturity, and investments held to maturity, in the amount of R$4,219 million; and (vi) the receipt of interest and dividends, in the amount of R$12,819 million.

In 2017, cash used in our financing activities is a result of: (i) interest paid and interest on capital and dividends payment, in the amount of R$30,978 million; (ii) costs associated with the issuance of securities, net of payment, in the amount of R$10,257 million; and (iii) the payment of subordinated debt, in the amount of R$8,666 million, partially offset by the issuance of subordinated debt, in the amount of R$6,595 million.

2016

In 2016, we had a net increase of R$39,587 million in cash and cash equivalents due to net cash provided by operating activities, in the amount of R$53,959 million; and investing activities, in the amount of R$9,152 million. These increases were partially offset by the net decrease in cash used in our financing activities, in the amount of R$23,525 million.

 In 2016, cash provided by our operating activities, including adjustments to income, resulted primarily from (i) interest paid/received, in the amount of R$25,777 million; (ii) lower compulsory deposits with the Central Bank in the amount of R$11,651 million; (iii) a reduction in loans and advances to financial institutions, in the amount of R$10,368 million; (iv) a decrease in financial assets held for trading, in the amount of R$9,700 million; and (v) variation in insurance technical provisions and pension plans, in the amount of R$32,782 million.  These events were partially offset by an increase: (i) in loans and advances to customers, in the amount of R$49,649 million; and (ii) in financial assets held for trading, in the amount of R$40,248 million.

160 Form 20-F – December 2018

Form 20-F

Cash provided by our investing activities, resulted from (i) interest received in the amount of R$12,668 million; and (ii) the net acquisition/disposal of financial assets available for sale, in the amount of R$7,428 million. These events were partially offset by: (i) the acquisition of subsidiaries, net of cash and cash equivalents paid/received, in the amount of R$7,189 million; and (ii) the acquisition of fixed assets used, equipment and intangible assets in the amount of R$5,123 million.

Cash used in our financing activities is a result of interest paid and interest on capital and dividends payment, in the amount of R$26,116 million; partially offset by the issuance of subordinated debt, in the amount of R$3,787 million.

Capital compliance - Basel III

The G20's December 2010 conference voted to institute a package of measures (known as "Basel III") that had been proposed by the Basel Committee on Banking Supervision to remedy deficiencies revealed by the 2008 economic crisis. The purpose of this reform is to enhance capital and liquidity management rules for financial institutions, thus strengthening the banking sector and dampening the impact of financial crises and their consequences for the real economy.

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

In January 2011, the Basel Committee on Banking Supervision (“BCBS”) published a document known as the "January 13 Annex" in which it extended Basel III rules with additional requirements applicable to Tier I and II Capital. Under the January 13 Annex rules, a capital instrument issued by a bank must include a provision enabling the competent regulatory body to either cancel this instrument, or convert it to common shares on the occurrence of a "trigger event." A "trigger event" is whichever of the following occurs first: (i) a decision that a cancellation is necessary, without which the bank would become insolvent; and (ii) the decision to make a public capital injection, or equivalent subsidy, without which the bank would become insolvent. These additional requirements will apply to all instruments issued after January 2013; otherwise, any qualified instruments issued before that date and which do not meet the additional requirements (although meeting other requirements as of the date of the issuance) will be gradually deducted from capital measurement for a period of ten years as of 2013.

In June 2011, the BCBS released the report “Basel III: A global regulatory framework for more resilient banks and banking systems – revised.” The revised version of Basel III regulations aims at improving the quality and quantity of financial institutions capital, with the purpose of making the financial system more resilient and reducing risks and costs. This Accord reflects a continuing change towards the improvement of the prudential structure applicable to financial institutions, with the main elements being the regulatory capital and the amount of allocated capital.

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

Furthermore, in order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (LCR) and a long-term one (NSFR).

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

161 Bradesco

Form 20-F

In December 2017, the BCBS approved the final reforms of Basel III: Finalizing post – crisis reforms – BIS. The reforms had two stages, the first one contemplated: (i) improving the quality of the regulatory capital; (ii) raise levels of capital; (iii) improvement of the measurement and weight of risks, including global standards of market risk, counterparty credit risk and securitization; (iv) aggregation of macro-prudential elements, such as capital buffers in the regulatory framework; (v) restriction for the excessive leverage of banks; and (vi) introduction of the indicators of control of liquidity risk. The second step complemented the overall regulatory improvements, aiming to restore credibility in the calculation of risk-weighted assets (RWA) and allow greater comparability between financial institutions by means of: (i) increase of the sensitivity to the risk of standardized approaches for credit risk, credit valuation adjustment (CVA) and operational risk; (ii) restriction for the use of the internal model, with limits on certain parameters used to calculate the capital requirements for credit risk and removal of the use of approaches of the internal model for the risk of CVA and operational risk; (iii) introduction of a leverage ratio buffer for important global banks (G-SIBs); and (iv)  replacement of the existing standard in Basel II with standard more sensitive to risk.

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

Under the Central Bank's preliminary rules, Brazil would follow the international schedule for gradually adopting capital requirements and definitions over the coming years. The original schedule proposed by the Central Bank was planned to begin in January 2013. However, it was postponed to March 2013 and the final term for the implementation of the referred rules is January 2019.

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

Tier I Capital is aimed at helping the bank remain solvent, that is, remain a going concern. Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency. When Basel III rules came into effect, Tier I Capital was broken down into two categories: Common Equity, comprising by shares and reserves; and Additional Capital, comprising instruments that are analogous to hybrid capital and debt instruments.

CMN Regulations that introduced Basel III rules in Brazil are stricter and more comprehensive when defining instruments eligible for inclusion in each capital category and set forth the deductions of some items, from Common Equity, Additional Capital and Tier II Capital.

Following the recommendations of Basel III, the CMN Resolution No. 4,193/13 introduced the Additional Common Equity, comprised by the Common Equity Conservation Buffer, Common Equity Countercyclical Buffer (“ACCPBrasil”), and Common Equity Systemically Importance Buffer. Under this Resolution, the value of the Common Equity Conservation Buffer and the ACCPBrasil will gradually increase, starting from 0.625% as from January 2016 and reaching up to 2.5% as from January 2019. The Common Equity Systemically Importance Buffer will gradually increase from 0.5% as from January 2017 to up to 2.0% as from January 2019. Moreover, the Central Bank is to determine the calculation methodology for the ACCPBrasil and the Common Equity Systemically Importance Buffer. The Central Bank’s Circular No. 3,768/15 established the methodology for calculating the Additional Portion of Systemic Importance of the Principal Capital, which corresponds to the multiplication between the assets weighted by risk and the annual factor of systemic importance ("FIS"). The value of the FIS, in turn, is defined based on the ratio between the value of the total exposure and the value of the GDP, considering the following gradation: (i) if the reason for total exposure/GDP is less than 10.0%, the value of the FIS is zero; (ii) if the reason for total exposure/GDP is equal to or greater than 10.0% and less than 50.0%, the FIS will vary from 0.25% from January to December 2017, and 1.0% from January 2019; and (iii) if the reason for total exposure/GDP is greater than 50.0%, the FIS will vary from 0.5% from January to December 2017, and 2.0% from January 2019. Now according to the Central Bank’s Circular No. 3,769/15, the amount of the ACCPBrasil must not exceed 1.25% of risk-weighted assets, in the period between January and December 2017. In addition, Article 3 of this same circular, established that the value of ACCPBrasil is equal to 0%, thus remaining subject to subsequent revaluations of the regulator.

162 Form 20-F – December 2018

Form 20-F

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

In October 2015, the CMN Resolution No. 4,401/15 came into effect. It defines the Leverage Ratio ("LCR"), which should be monitored on a daily basis, as the ratio between the high liquidity assets and the total cash outflows foreseen for a 30-day period under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system.

In relation to liquidity risk, the CMN and the Central Bank published the Resolution No. 4,616/17 and the Circular No. 3,869/17 about the index of Long-Term Liquidity Risk (NSFR) which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. Both rules will be in effect from on October 1, 2018. From January, 1st, 2020, Central Bank Circular No. 3,930/19, will come into force revoking part of the Circular No. 3,869/17 changing the standards on disclosure of NSFR ratio.

Under the rule currently in effect, CMN Resolution No. 4,193/13, Brazilian financial institutions must hold a capital base (Regulatory Capital - “RC”) of 8.625% or more of total RWA (Basel ratio) from January 2018 to December 2018 and since January 2019, the mandatory RC shall be equal to or higher than 8%, and calculated using specific criteria determined by the Central Bank. The calculation of the RC is subject to various deductions, including weighting factors that vary according to the nature of the asset. As of December 31, 2018, our Basel ratio was 17.8% of total RWA, which is higher than the 11.0% level required by the Central Bank until December 2018.

In December 2018, CMN Resolution No. 4,703/18 that increase the instruments that should be deducted from the Common Equity, the Additional Capital or Tier II Capital as applicable. In addition to, this Resolution included limits to this deduction and established the value that exceeds its share of Capital should be deducted from: (i) both the Additional Capital and Common Equity or from the Common Equity, in this order, instruments eligible for Tier II or others financial instruments approved to Tier I or Tier II; (ii) Common Equity, in the case of instruments eligible for Additional Capital.

The following table shows our capital positions as a percentage of total risk-weighted assets:

163 Bradesco

Form 20-F

As of December 31,	In %
	Basel III Prudential Consolidated
	2018	2017	2016
Tier I Capital	13.7%	13.1%	12.0%
Common Equity	12.3%	12.3%	11.2%
Additional Capital	1.4%	0.8%	0.8%
Total Ratio	17.8%	17.1%	15.4%

164 Form 20-F – December 2018

Form 20-F

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

Recovery Plan for Systematically Relevant Financial Institutions

In the context of the ongoing process of adoption in Brazil of the international regulatory best practices, on June 30, 2016, CMN Resolution No. 4,502/16 was published, as amended by CMN Resolution No. 4,704/18, establishing the minimum requirements to be observed in the preparation and execution of recovery plans by financial institutions and other institutions authorized to operate by the Central Bank. The main objective of CMN Resolution No. 4,502/16 is to restore adequate levels of capital and liquidity and preserve the feasibility of such institutions, thereby ensuring the robustness, stability and smooth operation of the National Financial System.

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

165 Bradesco

Form 20-F

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2018 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2018	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest‑earning assets
Financial assets at fair value through profit or loss	2,123,043	3,062,646	1,927,937	157,104,953	60,027,004	3,668,636	227,914,219
Financial assets at fair value through other comprehensive income	17,524,982	44,288,649	14,212,200	67,290,177	23,931,049	-	167,247,057
Financial Assets at Fair Value through Profit or Loss	1,040,454	2,361,956	855,476	91,922,854	44,423,998	-	140,604,738
Loans and advances to banks	32,770,492	68,354,830	1,831,146	2,292,482	-	-	105,248,950
Loans and advances to customers (1)	42,291,218	41,373,896	44,241,743	177,457,623	52,158,953	90,535,176	448,058,609
Compulsory deposits with the Central Bank	80,448,189	-	-	-	-	-	80,448,189
Other assets	29,524,094	134,393	131,233	11,910,297	2,193,292	-	43,893,309
Total interest‑earning assets	205,722,472	159,576,370	63,199,735	507,978,386	182,734,296	94,203,812	1,213,415,071
Interest‑bearing liabilities
Deposits from banks (2)	191,995,907	20,377,472	13,489,852	15,646,679	4,664,340	-	246,174,250
Savings deposits (3)	111,170,912	-	-	-	-	-	111,170,912
Time deposits	8,697,190	15,639,175	42,076,109	128,986,247	-	-	195,398,721
Funds from securities issued	2,598,083	29,410,415	34,192,057	81,108,678	719,785	-	148,029,018
Subordinated debt	7,059	149,894	6,305,187	22,492,556	15,434,005	9,254,743	53,643,444
Insurance technical provisions and pension plans (3)	216,282,259	2,347,327	939,034	32,009,667	-	-	251,578,287
Total interest‑bearing liabilities	530,751,410	67,924,283	97,002,239	280,243,827	20,818,130	9,254,743	1,005,994,632
Asset/liability gap	(325,028,938)	91,652,087	(33,802,504)	227,734,559	161,916,166	84,949,069	207,420,439
Cumulative gap	(325,028,938)	(233,376,851)	(267,179,356)	(39,444,796)	122,471,370	207,420,439	-
Ratio of cumulative gap to total interest‑earning assets	(26.8)%	(19.2)%	(22.0)%	(3.3)%	10.1%	17.1%	-
(1) For indefinite operations, it refers to credit card operations;
(2) including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2018, our net foreign currency liability exposure, considering derivative financial instruments, was R$48,177 million, or 38.6% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign currencies (mainly U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

166 Form 20-F – December 2018

Form 20-F

As of December 31, 2018, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2018	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	102,331,967	4,877,776	107,209,743	4.5%
Financial assets at fair value through profit or loss
Less than one year	9,962,464	2,509,161	12,471,625	20.1%
From one to five years	164,553,949	-	164,553,949	-
More than five years	57,673,097	4,317,506	61,990,603	7.0%
Indefinite	6,825,864	319,109	7,144,973	4.5%
Financial assets at fair value through other comprehensive income	-
Less than one year	74,200,151	1,563,675	75,763,826	2.1%
From one to five years	59,160,822	8,129,355	67,290,177	12.1%
More than five years	22,721,087	1,345,963	24,067,050	5.6%
Indefinite	10,929,483	-	10,929,483	-
Financial assets at amortized cost	-
Less than one year	3,906,668	351,218	4,257,886	8.2%
From one to five years	91,922,854	-	91,922,854	-
More than five years	44,423,998	-	44,423,998	-
Financial assets pledged as collateral	-	-	-	-
Loans and advances to banks	103,425,618	1,823,332	105,248,950	1.7%
Loans and advances to customers
Less than one year	186,737,836	19,374,774	206,112,610	9.4%
From one to five years	113,473,124	11,808,183	125,281,307	9.4%
More than five years	46,838,698	2,154,461	48,993,159	4.4%
Non-current assets available for sale	1,307,350	45,980	1,353,330	3.4%
Investments in associates and joint ventures	8,125,799	-	8,125,799	-
Property and equipment, net of accumulated depreciation	8,805,741	21,095	8,826,836	0.2%
Intangible assets and goodwill, net of accumulated amortization	16,113,265	15,283	16,128,548	0.1%
Taxes to be offset	13,435,287	62,977	13,498,264	0.5%
Deferred income tax assets	48,643,719	38,850	48,682,569	0.1%
Other assets	-
Less than one year	18,038,678	17,194,852	35,233,530	48.8%
From one to five years	12,407,304	166,183	12,573,487	1.3%
More than five years	3,000,301	458,857	3,459,158	13.3%
Total	1,228,965,124	76,578,590	1,305,543,714	5.9%
Percentage of total assets	94.1%	5.9%	100.0%

167 Bradesco

Form 20-F

December 31, 2018	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)
Less than one year	190,324,425	36,678,536	227,002,961	16.2%
From one to five years	12,781,921	2,864,758	15,646,679	18.3%
More than five years	4,569,757	94,582	4,664,339	2.0%
Deposits from customers
Less than one year	196,860,949	14,900,999	211,761,948	7.0%
From one to five years	128,712,175	247,603	128,959,778	0.2%
More than five years	26,470	-	26,470	-
Financial liabilities at fair value through profit or loss	-	-		-
Less than one year	14,774,628	827,972	15,602,600	5.3%
From one to five years	(314,481)	491,510	177,029	277.6%
More than five years	372,458	-	372,458	-
Funds from securities issued
Less than one year	65,428,435	1,094,802	66,523,237	1.6%
From one to five years	77,519,791	3,269,073	80,788,864	4.0%
More than five years	680,272	36,645	716,917	5.1%
Subordinated debt
Less than one year	3,269,108	3,193,031	6,462,139	49.4%
From one to five years	12,044,400	10,448,157	22,492,557	46.5%
More than five years	24,688,748	-	24,688,748	-
Insurance technical provisions and pension plans	251,564,353	13,934	251,578,287	0.0%
Other provisions	23,073,063	-	23,073,063	-
Current income tax liabilities	2,368,143	5,118	2,373,261	0.2%
Deferred income tax liabilities	1,200,522	67	1,200,589	0.0%
Other liabilities (2)
Less than one year	80,928,290	7,020,141	87,948,431	8.0%
From one to five years	4,878,786	28,631	4,907,417	0.6%
More than five years	3,879,112	20,710	3,899,822	0.5%
Shareholders' Equity	124,676,120	-	124,676,120	-
Total	1,224,307,445	81,236,269	1,305,543,714	6.2%
Percentage of total liabilities and shareholder's equity	93.8%	6.2%	100.0%
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

168 Form 20-F – December 2018

Form 20-F

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 23 of our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2018, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

December 31, 2018	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	183,952,954	-	183,952,954
Sales	129,207,143	-	129,207,143
Foreign currency futures contracts
Purchases	-	53,491,092	53,491,092
Sales	-	65,531,388	65,531,388
Futures contracts - other
Purchases	300,160	-	300,160
Sales	288,801	-	288,801
Interest rate option contracts
Purchases	37,543,735	-	37,543,735
Sales	37,032,836	-	37,032,836
Foreign currency option contracts
Purchases	-	15,102,480	15,102,480
Sales	-	11,637,761	11,637,761
Option contracts - other
Purchases	830,352	-	830,352
Sales	723,729	-	723,729
Interest rate forward contracts
Purchases
Foreign currency forward contracts
Purchases	-	12,488,149	12,488,149
Sales	-	18,609,950	18,609,950
Forward contracts - other
Purchases	896,288	-	896,288
Sales	603,890	-	603,890
Swap contracts
Asset position
Interest rate swaps	57,751,559	-	57,751,559
Currency swaps	-	15,551,428	15,551,428
Liability position
Interest rate swaps	32,737,145	-	32,737,145
Currency swaps	-	23,368,049	23,368,049

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

169 Bradesco

Form 20-F

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2018	2017	2016
Infrastructure
Land and buildings	426,911	140,356	95,401
Installations, properties and equipment for use	1,311,526	680,829	1,086,811
Security and communications systems	39,006	31,874	27,100
Transportation systems	2,799	4,228	3,473
SubTotal	1,780,242	857,287	1,212,785
Information Technology
Data processing systems	1,791,316	1,936,656	2,405,093
Financial leasing of data processing systems	607,177	655,407	633,680
SubTotal	2,398,493	2,592,063	3,038,773
Total	4,178,735	3,449,350	4,251,558

During 2018, we made investments in the amount of R$4,179 million, R$1,780 million of which were related to infrastructure and R$2,399 million related to information technology.

We believe that capital expenditures in 2019 and 2020 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2019 and 2020 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our Officers, Department Officers and Regional Officers. The Diretoria Executiva consists of one Chief Executive Officer, four Vice-Presidents, seven Managing Officers and seven Deputy Officers.

Our eight-member Board of Directors meets six times during the year and on an extraordinary basis whenever necessary. It is responsible for:

170 Form 20-F – December 2018

Form 20-F

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

We present below biographies of the current members of our Board of Directors and Diretoria Executiva:

Members of the Board of Directors:

Luiz Carlos Trabuco Cappi, Chairman:

Birth date: October 6, 1951.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in 1969, devoting his entire professional life to the Bradesco Organization. He was the Investor Relations Officer and the Executive Vice-President of Banco Bradesco from 1999 to 2009 accumulating such position with, the Presidency of Grupo Bradesco Seguros during six years. He was the Chairman of Banco Bradesco's Board of Executive Officers from March 2009 to March 2018, accumulating with the position of Vice-Chairman of the Board of Directors until October 2017, when he was promoted to Chairman of the Board of Directors.

Current positions: Chairman of the Board of Directors of Banco Bradesco S.A.

Previous positions: Chairman of the Board of Directors of Odontoprev S.A.; Member of the Board of Directors of ArcelorMittal Brasil; Member of the Strategic Committee of Vale S.A.; Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP; of Associação Nacional da Previdência Privada - ANAPP; of the Federação Nacional de Saúde Suplementar - FENASAÚDE; Chairman of the Board of Representatives of Diretoria Executiva da Confederação Nacional das Instituições Financeiras – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg; Member of the Board of Director and of the Advisory Board of FEBRABAN – Federação Brasileira de Bancos; and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland.

Graduation: Degree in Philosophy from Faculdade de Filosofia, Ciências e Letras de São Paulo.

Other Qualifications: Postgraduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

Carlos Alberto Rodrigues Guilherme, Vice-Chairman of the Board of Directors:

Birth date: December 21, 1943.

Summary of Professional Experience: He began his career in December 1957. He was elected Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999, Member of the Board of Directors in March 2009 and Vice-Chairman of the Board of Directors in October 2017, the position he currently holds.

Graduation: Law degree from Pinhalense Education Foundation.

Current positions: Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Officer of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Director of NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; Vice-Chairman of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A.; Vice-Chairman of the Board of Directors of BSP Park Estacionamento e Participações

171 Bradesco

Form 20-F

S.A.; Officer of Top Clube Bradesco, Segurança, Educação e Assistência Social; Member of the Board of Directors of Bradespar S.A.; Vice-Chairman of the Board of Directors of Bradesco Saúde S.A.; Vice-Chairman of the Board of Directors of Bradseg Participações S.A.; and General Officer of Companhia Securitizadora de Créditos Financeiros Rubi.

Previous positions: CEO of Banco Bradesco BERJ S.A.; Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. - Arrendamento Mercantil.

Denise Aguiar Alvarez, Director:

Birth date: January 24, 1958.

Summary of Professional Experience: In April 1986, she was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and in July 1988, she has also served as an Officer. In February 1990, she was also elected as Member of the Board of Directors of Banco Bradesco S.A., the position she currently holds.

Graduation: Degree in Education from PUC- SP - Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Masters in Education from New York University, USA

Current positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; CEO of ADC Bradesco – Sports Association; Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors of Bradseg Participações S.A.; Member of the Consulting Board of the Associação Pinacoteca Arte e Cultura - APAC; Member of the Deliberative Board of Museu de Arte Moderna de São Paulo (MAM); Member of the Board of Trustees of Fundação Roberto Marinho; Member of the Consulting Board of Canal Futura; and Chairman of the Board of Governance of Todos pela Educação (All for Education).

Previous positions: Chairman of the Board of Governance of GIFE - the Group of Institutes, Foundations and Enterprises; and Member of the Consulting Committee of Fundação Dorina Nowill para Cegos. She is João Aguiar Alvarez’s sister, who is also a Director.

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

Graduation: Degree in Business Administration from UNIFIEO - University Center FIEO.

Current positions: Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors of Bradseg Participações S.A.; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Directors of NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco.

Previous positions: Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Member of the Board of Directors of Banco Bradesco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis Ltd.; Alternate Member of the Board of Directors of CPM Holdings Ltd.; Secretary Officer of the Union of the Credit, Financing and Investing Companies of the State of São Paulo; and Secretary Officer of the Interstate Federation of FENACREFI Loan, Financing and Investment Institutions.

172 Form 20-F – December 2018

Form 20-F

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

Graduation: Degree in Accounting from Universidade Federal do Rio Grande do Sul, and in Business Administration from ULBRA - Universidade Luterana do Brasil.

Other Qualifications: International Executive Program at the Wharton School - Advanced Management Program - University of Pennsylvania, USA; Administration of Financial Institutions (Banking), Retail for Low-income Segments, and Credit Risk Management - Vision of Portfolio by the Fundação Getúlio Vargas - School of Business Administration of São Paulo.

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

Previous positions: Investor Relations Officer of Bradesco; Alternate Member of the Deliberative Council of Brazilian Association of Real Estate Credit and Savings Entities - ABECIP; Member of the Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of FEBRABAN – Federação Brasileira de Bancos; Vice-President of FEBRABAN – Federação Brasileira de Bancos; Vice-President and Alternate Delegate at CONSIF at FENABAN - Federação Nacional dos Bancos; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Officer of Brasilia Cayman Investments II Limited and of Brasilia Cayman Investments III Limited; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; and Representative of Bradesco Group at ANBIMA - Brazilian Association of Financial and Capital Markets Entities.

Josué Augusto Pancini – Director:

Birth date: April 14, 1960.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 1976. He was elected Regional Officer in July 1997, Department Officer in July 2003, Deputy Officer in December 2010, and Managing Officer in January 2012. He was elected Executive Vice-President in January 2014. From March 2018 to January 2019, has been accumulated the position of Member of the Board of Directors and of Executive Vice-President. As of January, 2019, he was appointed only the role of Director of the Management.

Graduation: Degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob (UNIFEOB).

Other Qualifications: “Lato Sensu” postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas; and AMP - Advanced Management Program, taught at the IESE Business School - University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Managing Officer of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição; Member of the Board of Directors and Vice-President of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Directors and Vice-President of NCF Participações S.A.; Member of the Board of Directors of BSP Empreendimentos Imobiliários S.A. and BSP Park Estacionamentos e Participações S.A.; Managing Officer of Kirton Bank S.A. – Banco Múltiplo; and Chairman of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A..

Previous positions: Alternate Member of the Deliberative Board of ABECIP - Brazilian Association of Real Estate Credit and Savings Entities.

Maurício Machado de Minas – Director:

Birth date: July 1, 1959.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Officer. In January 2014 he was elected Executive Vice-President. From March 2018 to January 2019, has been accumulated the position of Member of the Board of Directors and of Vice-President. As of January 2019, he was appointed only the role of Director of the Management.

Graduation: Degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo (Poli/USP).

Other Qualifications: Specialization in Data Communications and Software Development at Wharton Business School, in the United States; university extension course in Finance at Wharton Business School,

173 Bradesco

Form 20-F

in the United States; and Executive Development Program at Columbia University in New York, United States.

Current positions:  Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Vice-Chairman of the Board of Directors of Aquarius Participações S.A., Fidelity Processadora S.A. and Fidelity Serviços e Contact Center S.A.; Member of the Consulting Committee of IBM Corporation; and Member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A.

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

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: Specialization courses in: Financial and Marketing Strategies at Fundação Instituto de Administração (FEA/USP); Financial Management from Fundação Getúlio Vargas - FGV and Strategies in Finance from Fundação Dom Cabral and Advanced Management Program from Fundação Dom Cabral; and the Advanced Management Program (AMP) taught at the IESE Business School - University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of Núcleo de Altos Temas (NAT); Member of Managing Board and Consulting Committee of FEBRABAN – Federação Brasileira de Bancos; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; CEO of Banco Bradesco BBI S.A.; and CEO of Bradesco Leasing S.A. - Arrendamento Mercantil.

Previous positions: Chairman of the Managing Board of ABECIP - Associação Brasileira das Entidades de Crédito Imobiliário e Poupança; Alternate Member of Board of Directors of CIP - Câmara Interbancária de Pagamentos; Full Member of the Board of Directors of CIBRASEC - Companhia Brasileira de Securitização; Member of the Council of Representatives of the CNF - Confederação Nacional das Instituições Financeiras; Officer of Real Estate Credit and Savings and Vice-Chairman of the Committee on Governance of Portability of Credit Operations of FEBRABAN - Federação Brasileira de Bancos; Member of Consulting Committee of FIABCI/BRASIL - Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias; Alternate Officer of Uniapravi - Unión Interameriana para la Vivienda; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

Marcelo de Araújo Noronha, Vice-President:

Birth date: August 10, 1965.

Summary of Professional Experience: Mr. Noronha started his career in 1985 at Banco Banorte, where he worked until 1996 when he started to work as Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, currently Banco Alvorada S.A. and was promoted to Vice-President for products, trade finance, middle market and retail. In February 2004, he was elected Department Officer of Banco Bradesco S.A. He was elected Deputy Officer in December 2010 and Managing Officer in January 2012. In February 2015, he was elected Executive Vice-President, the position he currently holds.

Graduation: Degree in Administration from Universidade Federal de Pernambuco (UFPE).

Other Qualifications: Specialization in Finance from IBMEC - Instituto Brasileiro de Mercado de Capitais; AMP - Advanced Management Program at IESE - Instituto de Estudios Empresariales, Universidad de Navarra in Barcelona and Certified Member of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Vice-Chairman of the Board of Directors of Alelo - Companhia Brasileira de Soluções e Serviços; Chairman of the Board of Directors of Cielo S.A. (leader accreditation entity in Brazil); Member of the Board of Directors of Elo Participações S.A.

Previous positions: CEO of ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços; and Member of the Council of Representatives (representing ABECS) of CNF - Confederação Nacional das Instituições Financeiras.

174 Form 20-F – December 2018

Form 20-F

André Rodrigues Cano, Vice-President:

Birth date: July 22, 1958.

Summary of Professional Experience: Mr. Cano joined Bradesco Organization in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010, Managing Officer in January 2012 and Executive Vice-President in January 2017.

Graduation: Degree in Business Administration from FMU - Faculdades Metropolitanas Unidas.

Other Qualifications: MBA - Controller from FIPECAFI - Institute of Accounting, Finance and Actuarial Research - FEA-USP; and the Advanced Management Program (AMP) - Harvard Business School in Boston, USA.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Managing Director of Kirton Bank S.A. – Banco Múltiplo; Effective Officer of the National Confederation of the Financial System – CONSIF; Vice-President and Alternate Delegate at CONSIF at FENABAN - Federação Nacional dos Bancos;  Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Representative of Bradesco Group at ANBIMA - Brazilian Association of Financial and Capital Markets Entities; Vice-President of FEBRABAN - Federação Brasileira de Bancos; Member of the Board of Directors of BBD Participações S.A.; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Directors (Representing the Bradesco Organization) of CPM Holdings Limited; Member of the Board of Directors of IT Partners Limited; Vice-President of Bradesco Leasing S.A. - Arrendamento Mercantil; Vice-President of NCF Participações S.A.; Managing Officer of Bradescard Elo Participações S.A.; and Managing Officer of Bradesco Administradora de Consórcios Ltda.

Previous positions: Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Effective Member and Director of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; Executive Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento; and Vice-Chairman of the Curator Council of the National Quality Foundation – FNQ.

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

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: International Executive Program at Queen’s School of Business – Queen’s Executive Program, in Ontario, Canada.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Chairman of the Board of Regulation and Best Practices for the Capital Market of ANBIMA - Brazilian Association of Financial and Capital Markets Entities, having previously held the following positions: Vice-President of the Regulation and Best Practices Board for Qualified Services to the Capital Market, and Alternate Member of the Qualified Services to the Capital Market Commission; Member of the Committee of Products and Pricing of B3 S.A. - Brasil, Bolsa, Balcão; and Deputy Officer of Kirton Bank S.A. - Banco Múltiplo.

Previous positions: Member of the Câmara Consultiva de Renda Fixa, Câmbio e Derivativos of B3 S.A. - Brasil, Bolsa, Balcão; Member of the Board of Directors of Bica de Pedra Industrial S.A.; CP Cimento e Participações S.A. and Latasa S.A., Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. - Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A., and Officer of BEM - Distribuidora de Títulos e Valores Mobiliários Ltda., BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda. and of UGB Participações S.A.

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

175 Bradesco

Form 20-F

Officer. In March 2018, he was elected Executive Vice-President, the position he currently holds.

Graduation: Degree in Economic Sciences from UNICAMP - Universidade Estadual de Campinas.

Other Qualifications: Executive MBA in Finance from Insper - Instituto de Ensino e Pesquisa; STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management; and Advanced Management Program from Harvard Business School, Boston, USA.

Current positions: He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Chairman of the Conselho da Gestora de Inteligência de Crédito S.A.

Previous positions: Member of the Board of Directors of Cielo S.A., Companhia Brasileira de Soluções e Serviços and Elo Participações S.A.; Alternate Member of Board of Directors of Aquarius Participações S.A., Fidelity Processadora S.A. and Fidelity Serviços e Contact Center S.A.; and Deputy Officer of Kirton Bank S.A. - Banco Múltiplo.

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

Current positions: Member of the Board of Trustees of Fundação Bradesco; Officer of Banco Losango S.A. - Banco Múltiplo; Executive Officer of Instituto Kirton Solidariedade; Officer of Kirton Bank S.A. - Banco Múltiplo; Chief Executive Officer of 2bCapital S.A.;  Member of the Managing Board, Member of the Audit and Accounting Standards Committee and Member of the Capital Market Committee of ABRASCA - Associação Brasileira das Companhias Abertas; Member of the Board of Directors of CPM Holdings Limited; Member of the Board of Directors of IT Partners Limited; and Alternate Member of Advisory Board of the Fundo Garantidor de Créditos – FGC.

Previous positions: He was an Officer and Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund; Member of Self-regulation Council of FEBRABAN – Federação Brasileira de Bancos; an Alternate Member of the Board of Directors of Fidelity Processadora S.A., and Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Full Member of the Board of Directors of Valepar S.A.; and Alternate Member of the Board of Directors and Member of the Compliance and Risk Committee of Vale S.A.

Renato Ejnisman, Managing Officer:

Birth date: February 12, 1970.

Summary of Professional Experience: In April 1999, he began his career in the financial market at Bank of America, where he worked until February 2007, with a short spell at Bank Boston during this period. In February 2007, he joined Banco Bradesco BBI S.A., as an Executive Superintendent. In April 2008, he was elected Officer and, in February 2011, Managing Officer and General Officer in February 2015. At Banco Bradesco S.A., he was elected Deputy Officer in February 2015 and, in January 2017, Managing Officer, a position he holds simultaneously with the position of General Officer of Banco Bradesco BBI S.A.

Graduation: Degree in Physics from USP - Universidade São Paulo.

Other Qualifications: Master’s degree in Nuclear Physics from Universidade São Paulo (USP) and a Doctoral degree in Physics from the University of Rochester, New York, USA.

Current positions: Superintendent Officer of Bradesco-Kirton Corretora de Câmbio S.A.; Officer of Brasilia Cayman Investments II Limited and of Brasilia Cayman Investments III Limited; Chairman of the Board of Regulation and Best Practices for the Capital Market of ANBIMA - Brazilian Association of Financial and Capital Markets Entities; and Vice-Chairman of the Board of Directors of Bradesco Securities Hong Kong Limited, Bradesco Securities, Inc. and Bradesco Securities UK Limited.; and Member of the Board of Trustees of Fundação Bradesco.

Previous positions: Chief Executive Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. and Ágora Educacional Ltda.; Effective Member of Câmara Consultiva de Listagem of B3 S.A. – Brasil, Bolsa, Balcão; and Alternate Member of the Managing Board of ABRASCA - Associação Brasileira das Companhias Abertas.

176 Form 20-F – December 2018

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

Graduation: Degree in Mathematics from Faculdade de Ciências e Letras Teresa Martin.

Other Qualifications: Specialization in System Analysis from Instituto Presbiteriano Mackenzie; “Lato Sensu” postgraduate degree - MBA Banking from Fundação Instituto de Administração - FIA; and International Executive Programs at the Wharton School - Strategic Thinking and Management for Competitive Advantage Program - Pennsylvania - USA; Columbia Business School - Columbia Senior Executive Program - New York - USA; and Harvard Business School - Negotiation and Competitive Decision Making - Boston - USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Alternate Member of the Board of Directors of Aquarius Participações S.A., of Fidelity Processadora S.A. and of Fidelity Serviços e Contact Center S.A.

Bruno D’Avila Melo Boetger, Managing Officer:

Birth date: June 17, 1967.

Summary of Professional Experience: He began his career in 1994 at Citicorp Securities Inc., in New York (USA), where he worked until 1996. From 1997 to March 2007 he worked at the Salomon Brothers Inc. companies and Citigroup Global Markets Inc. (USA), and Salomon Smith Barney Representações Ltda. In April 2007, he joined Banco Bradesco BBI S.A. as Executive Superintendent and, in April 2008, he was elected Officer, and remained in the position until March 2012. In August 2011, he also began to work in Banco Bradesco S.A. as General Manager in the branch of New York (USA), remaining in the position until January 2014, so than was elected Department Officer. In December 2017, he was elected Executive Deputy Officer. In January 2019 he was elected Executive Managing Officer.

Graduation: Degree in Administration by Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas - FGV/EAESP.

Other Qualifications: Master’s degree in Business Administration - Concentration in Finance from Cornell University - Johnson Graduate School of Management - Ithaca, New York; and Senior Executive Program - Strategy, Leadership and Transformation by London Business School - Education of Executives – London, England.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Vice-President of the Board of Directors of Banco Bradesco Europa S.A.; Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição; and Officer of Banco Losango S.A. - Banco Múltiplo.

Previous Positions: CEO of Bradesco North America LLC and of Bram US LLC (USA); Manager of Bradesco Overseas Funchal - Consulting Services, Sociedade Unipessoal Lda; and Officer of Banco Bradesco Argentina S.A.

Guilherme Muller Leal, Managing Officer:

Birth date: November 12, 1967.

Summary of Professional Experience: He joined, in August 1999, Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A., reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent, in February 2011, he was elected Officer, in January 2012, Department Officer, and in January 2017, Deputy Officer and in January 2019, Executive Managing Officer.

Graduation: Degree in Economics from Universidade Santa Úrsula - USU.

Other Qualifications: “Lato Sensu” postgraduate degree with specialization in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro - PUC-Rio; and Executive Development Program (Programa de Desenvolvimento de Executivos – PDE) from Fundação Dom Cabral, and the following international executive programs: Authentic Leadership Development and Behavioral Economics: Designing Strategic Solutions For Your Customer and Your Organization from Harvard Business School - Boston, Massachusetts - USA, Executive Education Program from New York Trend Consulting - NYTC - New York - USA, Wharton Advanced Management Program and Executive Negotiation Workshop: Bargaining for Advantage by University of Pennsylvania - The Wharton School - Philadelphia - Pennsylvania - USA, and Leadership at the Peak Program from Center for Creative Leadership Staff and Leadership at the Peak Participants - Colorado Springs - USA.

Current position: Member of the Board of Trustees of Fundação Bradesco; and Officer of Banco Bradesco BERJ S.A.

177 Bradesco

Form 20-F

João Carlos Gomes da Silva, Managing Officer:

Birth date: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981, and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer, in January 2012, Departmental Officer and in February 2017, Deputy Officer and in January 2019, Executive Managing Officer.

Graduation: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

Other Qualifications: Postgraduate MBA in Business Management and Executive MBA in Distance-learning Business Administration - Emphasis on Banking by the Fundação Getúlio Vargas (FGV); and AMP - Advanced Management Program from IESE Business School - University of Navarra, São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; and Member of the Management Committee for the Portability of Credit Operations of FEBRABAN – Federação Brasileira de Bancos.

Previous Positions: Member of the Consulting Committee of the Commerce Association of São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Board of ABECIP - Brazilian Association of Real Estate Credit and Savings Entities; Alternate Member of the Board of Directors of CIP - Câmara Interbancária de Pagamentos; Vice-President and Sitting Member of Board of Directors CIBRASEC - Companhia Brasileira de Securitização; Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP Castelo); Alternate Member of Managerial Council of Housing Guarantee Fund – CGFGH; Member of Consulting Board of FIABCI/BRASIL - Brazilian National Chapter of the International Real Estate Federation; Secretary Officer of ABEL - Brazilian Leasing Companies Association; Vice-Chairman of the Managing Board of ACREFI; Associação Nacional das Instituições de Créditos, Financiamentos e Investimento; Officer of Credit Products PJ (for Legal Entities); Associate Officer of the Executive Committee of Banking Products PF (for Individuals) of FEBRABAN – Federação Brasileira de Bancos; and Chief Secretary of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

Rogério Pedro Câmara, Managing Officer:

Birth date: October 5, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1983. In December 2008, he was promoted to the position of Executive Superintendent, in June 2011, he was elected Officer in January 2012, Department Officer, in January 2017, Executive Deputy Officer, and in January 2019, Executive Managing Officer.

Graduation: Degree in Administration from Universidade Paulista - UNIP.

Other Qualifications: MBA in Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo - FIPECAFI/USP; “Lato Sensu” postgraduate degree and MBA with specialization in Knowledge, Innovation and Technology from Fundação Instituto de Administração – FIA (FEA/USP); International Module - MBA in Knowledge, Innovation and Technology from Bentley College - Waltham Massachusetts – USA; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program - IESE Business School from University of Navarra, São Paulo, SP; International Executive Programs: Changing the Game: Negotiation and Competitive Decision Making from Harvard Business School - Boston, USA; Customer - Focused Innovation Program and Leading Change and Organizational Renewal Program from Stanford University Graduate School of Business - California, USA; Making Strategy Work: Leading Effective Execution and Strategic Thinking and Management for Competitive Advantage Program from The Wharton School - Philadelphia, USA; The Leadership at the Peak Program from Center for Creative Leadership - Colorado Springs, USA; and The Advanced Strategy Program: Building and Implementing Growth Strategies, High Performance Leadership and in The Executive Development Program from The University of Chicago Booth School of Business - Chicago, USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Alternate Member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP; Aquarius Participações S.A., Fidelity Processadora S.A. and of Fidelity Serviços e Contact Center S.A.; and Officer of Banco Bradescard S.A.

Previous positions: Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; and Officer of Kirton Bank S.A. - Banco Múltiplo.

178 Form 20-F – December 2018

Form 20-F

Glaucimar Peticov – Deputy Officer:

Birth Date: March 18, 1963.

Summary of Professional Experience: She began his career in August 1984, with Banco Econômico S.A., then with Banco Excel Econômico S.A., and then with Banco Bilbao Vizcaya Argentaria Brasil S.A., currently named Banco Alvorada S.A. In September 2003, she was transferred to Banco Bradesco S.A., and in December 2009, promoted to the position of Executive Superintendent and, in June 2011, she was elected Department Officer, reporting to the Human Resource Department and to UNIBRAD - Universidade Corporativa Bradesco and, in March 2018, she was elected Deputy Officer.

Graduation: Degree in Psychology by Universidade São Marcos.

Other Qualifications: “Lato Sensu” Postgraduate degree in Human Resource Management by Fundação Armando Alvares Penteado – CENAP; Specialization in Marketing - FGV (2006); Advanced Management, administered by Fundação Dom Cabral; International Executive Programs: Strategic Human Resource Planning, by University of Michigan Business School - Ann Arbor, Michigan, USA; Senior Executive Program, by Columbia Business School – New York, USA; Negotiation and Competitive Decision-Making, by Harvard Business School - Boston, USA; and Leadership at the Peak Program, by the Center for Creative Leadership - Colorado, USA.

Current Positions: Member of Board of Trustees of Fundação Bradesco; Chief Executive Officer of ARFAB - Associação Recreativa dos Funcionários da Atlântica-Bradesco and of Clube Bradesco de Seguros; Member of Consulting Board of Global Council of Corporate Universities (GlobalCCU); and Secretary Officer of SINDICREFI - Union of the Credit, Financing and Investing Companies of the State of São Paulo.

Previous Positions: Officer of ADC Bradesco - Associação Desportista Classista; Secretary Officer of FENACREFI - Federação Interestadual das Instituições de Crédito, Financiamento e Investimento; Officer of Generation and Management of Knowledge and Content Officer of ABRH - Brazil - Associação Brasileira de Recursos Humanos; Member of the Deliberative Council of FEBRACORP Live University; and Deputy Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

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

Graduation: Degree in Economics by UFPE - Universidade Federal de Pernambuco.

Other Qualifications: “Lato Sensu” postgraduate degree in Business Administration by CEAG - Fundação Getúlio Vargas - FGV – EAESP; and International Executive Programs at Wharton Business School, Harvard Business School, IESE Business School and Center for Creative Leadership and Executive Development Program at Fundação Dom Cabral, Stanford University School of Business and at Amana Key.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Superintendent Officer of BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.; Superintendent Officer of BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.; and Superintendent Officer of Bradesco Administradora de Consórcios Ltda.

Previous Positions: Officer of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Officer of Kirton Gestão de Recursos Ltda.; Member of the Plenary Board and Member of the Consulting Committee of the Commerce Association of São Paulo – ACSP; Alternate Member of the Board of Directors of CIBRASEC - Companhia Brasileira de Securitização; Member of the Management Committee for the Portability of Credit Operations of FEBRABAN - Federação Brasileira de Bancos, and President and Full Member of Comitê de Distribuição de Produtos no Varejo (Committee of Distribution of Products in Retail) of ANBIMA - Brazilian Association of Financial and Capital Markets Entities.

Antonio José da Barbara, Deputy Officer:

Birth date: December 21, 1968

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in June 1984. In May 2009, was elected Officer, responsible for the General Secretariat and, in December of the same year, became Department Officer. In January 2019, was elected Executive Deputy Officer.

Graduation: Degree in Administration by the Centro Universitário Anhanguera de São Paulo (Ibero-Americano).

Other Qualifications: "Lato Sensu" postgraduate degree in Financial Administration by the Fundação Escola de Comércio Álvares Penteado (FECAP).

Current Positions: Member of the Board of Trustees of Fundação Bradesco; and Effective Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Previous Positions: Effective Member of the Fiscal Council of Bradespar S.A.; Deputy Member of the Fiscal

179 Bradesco

Form 20-F

Council of Boavista Prev - Fundo de Pensão Multipatrocinado, of Vale S.A. and of Cielo S.A.; and Officer of NCD Participações Ltda.

Edson Marcelo Moreto, Deputy Officer:

Birth date: January 16, 1970

Summary of Professional Experience: Joined Banco Excel Econômico S.A. in October 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A. In September 2003 was transferred to Banco Bradesco S.A. as Loan Manager and, in August 2010, was promoted to Executive Superintendent. In March 2014 was elected Officer, in February 2015, Department Officer and, in January 2019, Executive Deputy Officer.

Graduation: Degree in Art Education by the Faculdades Integradas Tereza D’Ávila (FATEA); and Electrical Engineering degree from the Universidade Santa Cecília (UNISANTA).

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Loan Committee of Elo Serviços S.A.; Effective Member of the Executive Committee of the Credit Environment of the FEBRABAN – Federação Brasileira de Bancos; and Deputy Member of the Executive Board of Gestora de Inteligência de Crédito S.A.

Previous Positions: Commercial Manager of Banco Safra S.A., from March to August 1996, and of Banco Nacional S.A., from 1985 to 1996.

José Sergio Bordin, Deputy Officer:

Birth date: February 26, 1968

Summary of Professional Experience: Joined Banco Excel Econômico S.A. in September 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A. In September 2003, was transferred to Banco Bradesco S.A., and in December 2009, he was elected Regional Officer, remained in the position until January 2014, so then he was elected Managing Officer of Bradesco Capitalização S.A., remaining in this position until January 2015, when he was elected General Officer of Bradesco Auto/RE Companhia de Seguros, the company he worked for until October 2017. From March to December 2017, held the position of General Officer of Bradesco Administradora de Consórcios Ltda., returning to Banco Bradesco in December 2017, as Department Officer. In January 2019, was elected Executive Deputy Officer.

Graduation: Degree in Accounting by the Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste.

Other Qualifications: In Company MBA “Banking Affairs” by the Fundação Getúlio Vargas - Escola de Administração de Empresas de São Paulo (FGV/EAESP); and the Advanced Management Program from the University of Navarra (IESE), São Paulo.

Previous Positions: General Officer of Atlântica Companhia de Seguros, Bradesco Seguros S.A., Bradseg Participações S.A., Bradseg Promotora de Vendas S.A., BSP Affinity Ltda., Ipê Holdings Ltda., Kirton Participações e Investimentos Ltda. and Kirton Seguros S.A.; Vice-President of the Federação Nacional de Seguros Gerais (FenSeg.); and Officer of the Associação de Bancos no Estado do Rio de Janeiro (ABERJ), of the Sindicato dos Bancos do Estado do Rio de Janeiro (SBERJ) and of the Federação Nacional de Capitalização (FenaCap).

Leandro de Miranda Araujo, Deputy Officer:

Birth date: December 11,1971.

Summary of Professional Experience: In July 2011 was hired in Banco Bradesco BBI S.A. as Executive Superintendent. In February 2015 was elected Managing Officer. In January 2019, joined Banco Bradesco S.A., being elected Deputy Executive Director and taking the role of Investor Relations Officer.

Graduation: Degree in Law by the Universidade do Estado do Rio de Janeiro (UERJ).

Other Qualifications: Executive MBA by the Instituto Brasileiro de Mercado de Capitais (IBMEC); and MBA from the University of Michigan Business School (UMBS), USA.

Previous Positions: Alternative Investments Manager at Credit Suisse Asset Management S.A.; Manager, Partner of Fixed Income at BTG Invest Ltda./Banco BTG Pactual S.A.; President at Principal Partners Ltda.; Capital Markets Executive Officer at Banco Santos S.A.; Debt Capital Markets Manager at Banco Santander S.A.; International Debt Capital Markets Manager Banco Bozano, Simonsen S.A.; Corporate Finance Manager at Banco Liberal S.A. and Legal Intern at Banco BBM S.A.

Roberto de Jesus Paris, Deputy Officer:

Birth date: September 15, 1972.

Summary of Professional Experience: He began at Bradesco S.A. in January 1987. He was promoted to the position of Executive Superintendent in May 2007. In June 2011 he was elected Officer. In February 2015, Department Officer and in January 2019, Deputy Officer.

Graduation: Degree in Administration by the Universidade Paulista - UNIP.

180 Form 20-F – December 2018

Form 20-F

Other Qualifications: "Lato Sensu" Postgraduate Degree - Executive MBA in Finance, with focus on Market Finance, by the Instituto de Ensino e Pesquisa (Insper); Executive Education Program from the Graduate School of Business - Columbia University, New York, USA.; and Chartered Financial Analyst Certification (CFA) by the CFA Institute, Virginia, USA.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Sectoral Director of the Executive Committee of Treasury Operations of the FEBRABAN – Federação Brasileira de Bancos; and Vice-President of the Treasury Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA).

Previous Positions: Member of the Board of Directors and of the Pricing Committee of CETIP S.A. - Mercados Organizados.

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Board of Executive Officers are established at the Shareholders' Meetings. These bodies comprise our Executive Officers, Department Officers, Officers, Regional Officers and Officers of our subsidiaries for the ensuing year. In 2018, our shareholders set the global compensation for our Board of Directors and our Board of Executive Officers and our subsidiaries at R$530.7 million.

In 2018, our Directors, our Board of Executive Officers and our subsidiaries received aggregate compensation of R$485.9 million for their services. Regarding the Management’s compensation, part of it was paid as variable compensation. The current compensation policy mandates that 50.0% of the net variable compensation amount is meant for the acquisition of BBD Participações S.A. preferred shares ("PNB BBD shares") and/or of our preferred shares issued by Bradesco ("PN Bradesco shares") to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Board of Executive Officers and our subsidiaries have the right to participate in the same pension plans available to all our employees. In 2018, we contributed R$474.4 million to pension plans on behalf of our Directors, members of our Board of Executive Officers and of our subsidiaries.

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the Annual Shareholders’ Meeting for two-year terms and members may be re-elected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for two-year terms, which can also be extended for consecutive terms.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 34 Department Officers, 21 Officers and 19 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at our staff or one of the affiliates. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

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

181 Bradesco

Form 20-F

Fiscal Council

Under Brazilian law, corporations may have a "Conselho Fiscal," or Fiscal Council, an independent corporate body with general monitoring and supervision powers and shall have from three to five effective members and the same number for alternates. As from the Special Shareholders’ Meeting held in March 2015, our Bylaws require our Fiscal Council to be a permanent corporate body.

Our Fiscal Council has five full members (Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes, Walter Luis Bernardes Albertoni and Ivanyra Maura de Medeiros Correia) and four alternates members (João Batista de Moraes, Nilson Pinhal, Renaud Roberto Teixeira and Reginaldo Ferreira Alexandre), since on March 3, 2019, Mr. Cezar Manoel de Medeiros resigned from the his position, all of whom were elected on March 11, 2019, for a one-year term that will expire in March 2020. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

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

•     inform our Management of any error, fraud, or misdemeanor detected and suggest measures management should take in order to protect our main interests. If our Management fails to take the measures required to protect the company's interests, they are required to inform the shareholders’ meeting of these facts; and

•     call shareholders' meetings if Management delays the general shareholders' meeting for more than one month and call special shareholders' meetings in case of material or important matters.

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

Statutory Committees

Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we established the Audit Committee, comprised of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years. The former members of the Audit Committee may only rejoin the body, after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

182 Form 20-F – December 2018

Form 20-F

The current members of the Audit Committee are Milton Matsumoto (coordinator), Paulo Roberto Simões da Cunha (financial expert), Wilson Antonio Salmeron Gutierrez, Paulo Ricardo Satvro Bianchini and José Luis Elias, members with no specific designation. Milton Matsumoto is also a member of the Board of Directors.

The responsibilities of the Audit Committee include:

•     establishing its own rules of operation;

•     recommending to the Board of Directors the outside firm which should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

•     previously analyzing and authorize hiring, in exceptional cases, our independent auditor for services other than auditing financial statements, from the point of view of compliance with rules on independent status;

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

Non-Statutory Committees

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

Integrity and Ethical Conduct Committee – the Integrity and Ethical Conduct Committee is composed of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The Committee's primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethical Conduct, and of the rules of conduct related to issues of anticorruption and competition, so that they remain effective.

183 Bradesco

Form 20-F

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

184 Form 20-F – December 2018

Form 20-F

Sustainability and Diversity Committee – the Sustainability and Diversity Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. The Committee’s purpose is to advise the Board of Directors in the performance its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of socioenvironmental responsibility.

Succession Planning and Nomination Committee – made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its Coordinator. The purpose of the Committee is to advise the Board of Directors and in the process of nomination of Qualified Employees, within the scope of the Bradesco Organization.

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

185 Bradesco

Form 20-F

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

Legal Advice

In pursuance of the best practices of Corporate Governance and for the dealing of specific legal affairs, the Board of Directors and the Board of Executive Officers established, in February 2019, the Legal Advice Department.

 The Department will have as duties the provision of legal advice to the Board of Directors and to the Board of Executive Officers in issues of strategic interest, in the shareholding, contractual, and regulatory fields, as well as to follow up legal and administrative actions of high complexity for the Organization.

186 Form 20-F – December 2018

Form 20-F

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

6.D. Employees

As of December 31, 2018, we had 98,605 employees, of which 85,815 were employed by us and 12,790 were employed by our subsidiaries, compared to 98,808 employees as of December 31, 2017 and compared to 108,793 employees as of December 31, 2016.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,	2018	2017	2016
Total number of employees	98,605	98,808	108,793
Number by category of activity
Bradesco	87.1%	87.2%	87.2%
Insurance activities	6.8%	6.4%	6.2%
Pension plan activity	0.6%	0.5%	0.4%
Other categories	5.5%	5.9%	6.2%
Number by geographic location
Cidade de Deus, Osasco	10.8%	10.3%	10.5%
Alphaville, Barueri	4.1%	3.8%	2.2%
São Paulo	15.8%	16.2%	16.5%
Other locations in Brazil	69.0%	69.4%	70.5%
International	0.3%	0.3%	0.3%

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day workweek. 24% of the employees worked part-time and 76% as full-time employees as of December 31, 2018, compared to 25% of the part-time employees and 75% of the full-time employees as of December 31, 2017 compared to 26% of the part-time employees and 74% of the full-time employees as of December 31, 2016.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. All employees are entitled, through internal hiring process, to fill new positions, including those in Middle Management, senior and managerial positions.

As of December 31, 2018, approximately 50.1% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships. We are party to two collective bargaining agreements: (i) one relating to our banking employees; and (ii) the other to our insurance sector employees.

We offer our employees benefits which include our health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and life and accident insurance with varying coverages. We also have an employee support program – called “Lig Viva Bem,” offering 24-hour support and making available 100% confidential free-of-charge telephone calls. The team is composed of psychologists, social workers and other specialized professionals guiding and supporting employees and their dependents in relation to personal, professional, familiar, legal, nutritional and affective issues. These benefits are available regardless of an employee's position. Currently, 53.6% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

Through Universidade Corporativa Bradesco - UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees. In 2018, we invested R$166.9 million in professional training with a total of more than 793.4 thousand participations.

187 Bradesco

Form 20-F
6.E. Share Ownership

As of March 11, 2019, the members of our Board of Directors and Board of Executive Officers indirectly held 2.9% of our voting capital and 1.5% of our total capital stock, in aggregate, through a company called BBD Participações S.A., or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of March 11, 2019, none of our directors and executive officers individually owned, directly or indirectly, more than 1.0% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 11, 2019, our capital stock was composed of 3,359,929,223 common shares (5,535,803 treasury shares) and 3,359,928,872 preferred shares (20,741,320 treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information – Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Association – Organization – Allocation of net income and distribution of dividends."

The following chart illustrates our capital ownership structure as of March 11, 2019:

188 Form 20-F – December 2018

Form 20-F

The following table shows the direct ownership of our outstanding common and preferred shares as of March 11, 2019, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	1,530,941,641	45.6%	809,001	0.0%	1,531,750,642	22.9%
Fundação Bradesco(1)	572,546,729	17.1%	0	0.0%	572,546,729	8.6%
NCF Participações	282,926,887	8.4%	74,990,590	2.2%	357,917,477	5.3%
Subtotal	2,386,415,257	71.1%	75,799,591	2.3%	2,462,214,848	36.8%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	18,362,731	0.5%	33,753,141	1.0%	52,115,872	0.8%
Members of the Diretoria Executiva
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Renato Ejnisman	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Rogério Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
João Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Glaucimar Peticov	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Antonio José da Barbara	(*)	(*)	(*)	(*)	(*)	(*)
Edson Marcelo Moreto	(*)	(*)	(*)	(*)	(*)	(*)
José Sérgio Bordin	(*)	(*)	(*)	(*)	(*)	(*)
Leandro de Miranda Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	43,401	0.0%	828,284	0.0%	871,685	0.0%
Subtotal	2,404,821,389	71.7%	110,381,016	3.3%	2,515,202,405	37.6%
Other	949,572,031	28.3%	3,228,806,536	96.7%	4,178,378,567	62.4%
Outstanding Shares	3,354,393,420	100.0%	3,339,187,552	100.0%	6,693,580,972	100.0%
Treasury shares	5,535,803	-	20,741,320	-	26,277,123	-
Total	3,359,929,223	100.0%	3,359,928,872	100.0%	6,719,858,095	100.0%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 41.8% of our common shares and 21.9% of our total shares.

(*) None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see "Item 6.E. Share Ownership".

The following is a description of our principal beneficial shareholders as of March 11, 2019. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding company, which we refer to as “Cidade de Deus Participações”. It directly holds 45.6% of our voting capital and 22.9% of our total capital. Its shareholders are: (i) Nova Cidade de Deus, with 47.9% of its common and total shares; (ii) Fundação Bradesco, with 35.4% of its common and total shares; and (iii) the Aguiar Family, with 16.7% of its common and total shares as of March 11, 2019. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações

Nova Cidade de Deus Participações is a holding company which we refer to as “Nova Cidade de Deus.” It holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of March 11, 2019, the company owned, through its participation in Cidade de Deus Participações, 23.5% of our common shares and 12.0% of our total shares.

The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

189 Bradesco

Form 20-F

•     members of our Diretoria Executiva;

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

The Aguiar Family

As of March 11, 2019, the members of the Aguiar Family indirectly owned, by way of their participation in Cidade de Deus Participações, 8.2% of our common shares and 4.2% of our total shares. In addition, the same parties directly held a total of 3.6% of our common shares, 3.9% of our preferred shares, which correspond to 3.8% of our total shares. None of the members of the Aguiar Family individually or directly holds more than 5.0% of our voting shares.

Fundação Bradesco

As of March 11, 2019, Fundação Bradesco owned 58.8% of our common shares, 2.0% of our preferred shares and 30.5% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus, NCD Participações and NCF.

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

In 2018, a total of 94,256 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, approximately 42,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our "Escola Virtual" (Virtual School) e-learning portal's distance learning programs (“EaD”), benefited more than 780,000 students who completed at least one of more than 90 courses offered, and another 9,035 students were involved in projects and partnership initiatives such as our "Educate - Act" (Educa+Ação) Program as well as educational courses and talks on information technology.

The IT for the Visually Handicapped Program has benefited and trained 12,687 students and fostered social inclusion for thousands of people.

Fundação Bradesco's 2018 budget totaled R$606.9 million. Over the last 10 years, Fundação Bradesco has invested a total of R$6.9 billion (at current values) in the foundation.

BBD

BBD indirectly owned 6.1% of our common shares and 3.1% of our total shares as of March 11, 2019, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.5% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well as our skilled employees, of Bradespar, or of our subsidiaries and national not-for-profit legal entities or national companies controlled by them that have as managers only our employees and/or managers, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of our Board members and Executive Officers own shares in BBD.

NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of March 11, 2019, NCF held 8.4% of our common shares and 5.3% of our total shares.

190 Form 20-F – December 2018

Form 20-F
Market

Direct market holdings represented 28.9% of our voting capital as of March 11, 2019 and 97.7% of our preferred shares. Common and preferred shares held by the market accounted for 63.2% of our share capital.

As of December 31, 2018, 1,356 foreign investors with a stake in our share capital in the amount of: (i) 57.7% of preferred shares; and (ii) 10.2% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.01% of preferred shares and the ADRs (American Depositary Receipts) accounted for 22.7% of preferred shares and 0.04% of common shares.

7.B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2018	2017	2016
ASSETS
Loans and advances to banks	585,191	724,369	1,033,479
Securities and derivative financial instruments	35,282	-	-
Other assets	376,015	3,572	6,128
LIABILITIES
Deposits from customers	(2,785,494)	(1,122,088)	(1,524,462)
Funds from securities issued	(10,700,194)	(8,282,217)	(6,977,691)
Corporate and statutory obligations	(1,540,846)	(2,275,419)	(1,770,149)
Other liabilities	(10,107,370)	(8,827,877)	(13,704)
INCOME AND EXPENSES	-	-	-
Net interest income	(845,688)	(931,206)	(1,280,078)
Other income/expense	(2,046,696)	149,629	133,451

CMN Resolution No. 4,693/18 contains provisions conditions and limits for the application of credit transactions with related parties through financial institutions and through leasing companies, pursuant to Article 34 of Laws No. 4,595/64 and No. 7,492/86.

Under this resolution, the following are considered related-parties of an institution:

•     its controllers (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76, as well as their spouses, partners and blood relatives up to the second degree;

•     officers and members of statutory or contractual bodies, as well as their spouses, partners and blood relatives up to the second degree;

•     individuals with qualified equity interest; and

•     legal entities with qualified equity interest (equivalent to 15% of the Capital) (i) in which they have a direct or indirect stake; (ii) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and (iii) that have an officer or member of the board of directors in common.

Conditions for the execution of loan operations with related parties

The institutions can only perform loan operations with related parties under conditions compatible with the market, using the parameters adopted in loan operations of the same type for borrowers with the same profile and credit risk.

191 Bradesco

Form 20-F

Limits to operate

The loan operations with related parties must not be higher than 10% of the value of the adjusted shareholders’ equity of the financial institution granting the credit, observing the following individual caps; (i) 1% for contracts with an individual; and (ii) 5% for contracts with a legal entity.

The limits referred to in this article shall be established on the date of concession of the loan operation, based on the accounting document concerning the month preceding the base date of reference.

Registration Log

Financial institutions must keep specific and updated records of the names of legal entities, individuals and their direct relatives, collateral or by affinity up to the second degree, which are classified as related parties. For further details on restrictions on the operations of financial institutions, see "Item 4.B. Business Overview – Regulation and Supervision – Bank regulations – Principal limitations and restrictions on activities of financial institutions."

For further information on related party transactions, see Note 45 to our consolidated financial statements in “Item 18. Financial Statements.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and other Financial Information

See "Item 18. Financial Statements," which contains our audited consolidated financial statements prepared in accordance with IFRS.

Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, which main matters refers to:

Labor matters – The labor matters in which we were involved during the year ended December 31, 2018 are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past twelve months; and proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.

Tax-related matters – We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes which we are contesting; others stem from collections (notifications) of supervisory agencies of the Ministry of Finance and others aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 18 to our consolidated financial statements for a description of our most relevant tax claims.

Civil matters – We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – Risks relating to us and the Brazilian banking industry – The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses”.Probable risk cases are all provisioned, and do not incur in a material adverse effect on our results of operations or financial position; and

192 Form 20-F – December 2018

Form 20-F

Other matters – We are currently not subject to any significant disputed processes with the Central Bank, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory bodies.

In this context, there is no individually significant or litigation matters of material importance or risk that deserves to be highlighted, as well as pending or imminent lawsuits that if decided against us would have a material adverse effect on our business, financial condition, properties, prospects or results of operations.

As of December 31, 2018, 41.4% of the total amount of R$19,802 million, related to our provisions, relates to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS .

Labor matters correspond to 30.2%, while civil liability represent 28.4% of the same amount, which we believe is adequate to cover any potential exposure arising from the issues presented above.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to tax and social security matters, which main lawsuits amount to R$20,673 million as of December 31, 2018. (R$18,852 million as of December 31, 2017).

For additional information, see Note 42 to our consolidated financial statements in "Item 18. Financial Statements".

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

193 Bradesco

Form 20-F

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

An increase to our capital stock by R$8,000,000 thousand was decided at the Special Shareholders’ Meeting held on March 11, 2019 and was approved by the Central Bank on March 19, 2019, increasing the capital stock from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus of 20% in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve,” in compliance with the provisions in Article 169 of Law No. 6,476/76, issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common and 671,985,774 are preferred shares, which will be attributed free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type, the shareholders registered with us on March 29, 2019.

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

Our preferred share ADSs and common share ADSs are represented by preferred share ADRs and common share ADRs. Our preferred share ADSs and common share ADSs may be held in registered form with the depository – The Bank of New York Mellon – or in book entry form through financial institutions that are members of the "Depository Trust Company" or DTC. The depositary bank, as registrar, performs the services of transfer of the preferred share ADRs and common share ADRs. Title to a preferred share ADR or common share ADR (and to each preferred share ADS or common share ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the preferred share ADRs and common share ADRs who transfer their preferred share ADRs and common share ADRs may be required to:

194 Form 20-F – December 2018

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

The B3 is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2018, the aggregate market capitalization of the 336 companies listed on the B3, was equivalent to US$820.7 billion and the 10 largest companies listed on the B3 represented 60.4% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2018, we accounted for 8.5% of the market capitalization of all listed companies on the B3.

195 Bradesco

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

Corporate governance practices of B3

In 2000, B3 introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado" with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called "Bovespa Mais” and “Bovespa Mais Nível 2,” specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders' rights and increase the quality of the information made available to shareholders. Newly amended rules for “Levels 1 and 2 of Differentiated Corporate Governance Practices” came into effect in May 2011.

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

196 Form 20-F – December 2018

Form 20-F

To join B3's "Novo Mercado" segment, an issuer must meet the "Novo Mercado" rules related to the governance structure and the shareholders' rights: (i) the capital must be composed exclusively of common shares with voting rights; (ii) in the case of transfer of control, all shareholders have the right to sell their shares at the same price (tag along of 100%) attributed to the shares held by the controller; (iii) of the area of Internal Audit, role of Compliance and Audit Committee (statutory or non-statutory); (iv) in the event of the company leaving the Novo Mercado, conducting a public offer for acquisition of shares ("OPA") at fair value, in which, at least 1/3 of the holders of shares in circulation must accept the OPA or agree with the exit from the segment; (v) the board of directors has to include, at least, 2 or 20% of independent directors, whichever is higher, with a unified term of up to two years; (vi) the company undertakes to maintain at least 25% of the shares in circulation (free float), or 15%, in the event of ADTV (average daily trading volume) of more than R$25 million; (vii) structuring and dissemination of the evaluation process of the board of directors, of its committees and the board; (viii) drafting and dissemination of policies (a) compensation; (b) nomination of members to the board of directors, its advisory committees and board of executive officers; (c) risk management; (d) transactions with related parties; and (e) trading of securities with minimum content (except for the compensation policy); (ix) simultaneous disclosure, in English and Portuguese, of relevant facts, information about earnings and press releases of income statements; and (x) monthly release of negotiations with securities issued by the company and shareholders.

In June 2001, we executed an agreement with B3 to list our shares in the "Level 1" segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the "Level 1" listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on our capital stock, see Note 44 to our consolidated financial statements in "Item 18. Financial Statements."

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

197 Bradesco

Form 20-F

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

The Board of Directors or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our shareholders' meetings. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within less than a year of the meeting. The attorney-in-fact must be a shareholder, a member of our Management, a lawyer or a financial institution and for investment funds, the fund manager is responsible for representing quota holders. Shareholders that are legal entities may also be represented by their own legal representatives. The power of attorney given to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

198 Form 20-F – December 2018

Form 20-F

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

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them the right to appoint one member and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months either: (i) preferred shares representing the minimum of 10.0% of our capital stock; or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our capital stock may be able to combine their holdings to appoint one member and an alternate member to our Board of Directors. We highlight that, in our case, we have no alternate members for the Board of Directors.

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

199 Bradesco

Form 20-F

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

You may not be able to exercise the preemptive rights relating to the shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details, see "Item 3.D. Risk Factors – Risks relating to our shares, preferred share ADSs and common share ADSs.”

Right of withdrawal

Brazilian Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

200 Form 20-F – December 2018

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

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year). In that case, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the maturity of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

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

201 Bradesco

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

Brazilian rules related to information disclosure

In January 2002, through CVM Instruction No. 358/02, as amended, the CVM issued regulations regarding the disclosure of information to the market. These regulations include provisions which:

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

202 Form 20-F – December 2018

Form 20-F

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

•     forcing the Investor Relations Officer to provide clarifications on the disclosure of material act or fact by request of the CVM or the stock market, at any moment;

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

Under CVM rules, we are also required to disclose a series of additional details to the market if a shareholders’ meeting is called to decide on an absorption, merger, or split.

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

203 Bradesco

Form 20-F

According to such rule, the Brazilian financial institution has 10 working days from the date it becomes aware of the situation to communicate the fact to the Central Bank.

204 Form 20-F – December 2018

Form 20-F
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

Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its board of directors or, in its absence, by its board of executive officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of RC. In October 2013, pursuant to Circular No. 3,678/13, the Central Bank established the current standards on disclosure of this information to the public. In February 2019, Central Bank issued the Cirular No. 3,930/19, which will come into force on January 1st, 2020, revoking Circular No. 3,678/13. Central Bank Circular No. 3,930/19 establishing the current standards on disclosure of Pilar 3 report, which is available in our Investor Relations website.

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

Rights of the holders of our ADSs

Holders of our ADSs are not treated as our shareholders and do not have the same rights that our shareholders have. The depositary bank will hold the preferred shares and common shares that underlie the preferred share ADSs and common share ADSs through a custodian in accordance with the provisions of the Deposit Agreements. The rights of our ADSs holders are governed by the Deposit Agreements, which are New York law governed contracts. In contrast, the rights of our shareholders are provided for by Brazilian law.

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

205 Bradesco

Form 20-F
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

206 Form 20-F – December 2018

Form 20-F

See "Item 10.E. Taxation – Brazilian tax considerations – Taxation of gains" for a description of tax benefits extended to non-Brazilian holders of securities who qualify under CMN Resolution No. 4,373/14.

Under CMN Resolution No. 4,373/14, securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under CMN Resolution No. 4,373/14 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

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

207 Bradesco

Form 20-F

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

208 Form 20-F – December 2018

Form 20-F

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

Specifically, in relation to the payment of JCP for non-resident shareholders, such consignments are subject to IRRF at a rate of 15.0%, or 25.0%, where the recipient of the income is domiciled in a tax haven.

209 Bradesco

Form 20-F

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

210 Form 20-F – December 2018

Form 20-F

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

Other federal Brazilian taxes

There are no federal Brazilian taxes on inheritance, gift or succession applicable to the ownership, transfer or disposition of preferred shares or ADSs by an investor non-resident in Brazil. Gift and inheritance taxes, however, can be levied by some states in Brazil on inheritances bestowed or gifts made by investor non-resident in Brazil to individuals or entities residing or domiciled within such states in Brazil. There are no Brazilian taxes on stamps, issue, registration or similar by investors holding our shares or ADSs.

211 Bradesco

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

212 Form 20-F – December 2018

Form 20-F

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

Distributions out of earnings and profits with respect to the shares and ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for the purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder's expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

213 Bradesco

Form 20-F

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information about obtaining copies of our public filings at the New York Stock Exchange, call (212) 656-5060.

We also file financial statements and other periodic reports with the CVM.

10.I. Subsidiary Information

For information on subsidiaries, see "Item 4.B. Business Overview – Main Subsidiaries" and Note 2(a) of our consolidated financial statements in "Item 18. Financial Statements.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk

Market risk is represented by the possibility of financial losses due to the variation of prices and interest rates of our financial assets, since its active and liability portfolios may have mismatches of amounts, periods, currencies and indexes. We are exposed to market risk, both in our trading and banking portfolios. The main market risks of our portfolios are interest rate risk and foreign exchange risk.

We use stress methodologies such as sensitivity analysis Economic Value of Equity (EVE) and Value at Risk (VaR), among others, for evaluating our market risk.

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

Market risk of trading activities

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. As a result, our exposure to the potential losses described below is generally reduced by these transactions. These derivatives do not qualify as hedges under IFRS. Accordingly, we classify derivatives as financial assets at fair value through profit or loss.

214 Form 20-F – December 2018

Form 20-F

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

Risk Factor	Market as of December 31, 2018	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	3.87	3.91	4.84	5.81
1-year fixed rate in reais	6.55%	6.56%	8.18%	9.82%

Shocks were also applied to other risk factors and terms of the interest curves. It is important to note that, in the fourth quarter of 2018, the maximum deppreciation of the real against the U.S. dollar was 8.14% (from R$3.6368 as of October, 29, 2018 to R$3.9330  as of December, 27, 2018 per U.S. dollar), which is below the 25% and 50% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2018	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(16,141)	(2,973,012)	(5,760,223)
Price Index	Exposure subject to the variation of price index coupon rates	(8,410)	(913,671)	(1,630,441)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(1,368)	(119,441)	(229,387)
Foreign currency	Exposure subject to foreign exchange variation	(407)	(10,119)	(20,238)
Variable income	Exposure subject to the variation of share prices	(21,229)	(530,729)	(1,061,459)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,762)	(92,193)	(184,758)
Other	Exposure not eligible in the previous definitions	(412)	(10,298)	(20,596)
Total not correlated		(49,729)	(4,649,463)	(8,907,102)
Total correlated		(37,535)	(3,905,602)	(7,499,908)
(1) Amounts net of tax effects.

Banking portfolio	On December 31, 2018	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(16,100)	(2,966,518)	(5,747,654)
Price index	Exposure subject to the variation of price index coupon rates	(8,424)	(915,339)	(1,633,659)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(1,369)	(119,547)	(229,588)
Foreign currency	Exposure subject to foreign exchange variation	(646)	(16,073)	(32,147)
Variable income	Exposure subject to the variation share prices	(21,273)	(531,818)	(1,063,635)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,687)	(106,938)	(209,219)
Other	Exposure not eligible in the previous definitions	(412)	(10,293)	(20,586)
Total not correlated		(49,911)	(4,666,526)	(8,936,488)
Total correlated		(37,648)	(3,903,101)	(7,487,305)
(1) Amounts net of tax effects.

215 Bradesco

Form 20-F

Trading Portfolio	On December 31, 2018	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(67)	(11,474)	(22,374)
Price index	Exposure subject to the variation of price index coupon rates	(22)	(2,462)	(4,706)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(3)	(236)	(460)
Foreign currency	Exposure subject to foreign exchange variation	(331)	(8,265)	(16,529)
Variable income	Exposure subject to the variation share prices	(88)	(2,195)	(4,389)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(315)	(93,073)	(129,865)
Other		-	(37)	(73)
Total not correlated		(826)	(117,742)	(178,396)
Total correlated		(429)	(93,092)	(130,432)
(1) Amounts net of tax effects.

216 Form 20-F – December 2018

Form 20-F
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

In 2018 the daily results, both hypothetical and effective point of view, exceeded the respective VaR with a confidence level of 99.0% four times. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), any deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model,” that is, the volatility was significantly higher than expected and/or the correlations differed from those forecast by the model.

In 2018, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$76.9 million in the 2Q18 and R$4.3 million in the 4Q18, respectively. The tables below show the value at risk, according to the methodology of the VaR.

	2018 - R$ in thousands
	1st Quarter			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	12,840	4,982	20,709	6,753
Foreign exchange coupon	239	2	2,055	98
Foreign currency	2,841	1,180	4,881	4,881
Variable income	348	132	995	205
Sovereign risk	2,729	659	4,979	4,743
Other	2	1	5	2
Total VaR	18,055	12,413	25,785	15,593

	2018 - R$ in thousands
	2nd Quarter			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	20,996	2,590	44,104	34,638
Foreign exchange coupon	210	42	1,037	104
Foreign currency	2,760	327	7,258	327
Variable income	344	123	845	312
Sovereign risk	4,095	2,441	5,798	3,119
Other	5	2	41	3
Total VaR	31,392	10,195	76,935	44,662

217 Bradesco

Form 20-F

	2018 - R$ in thousands
	3rd Quarter			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	18,244	11,887	32,847	11,887
Foreign exchange coupon	521	50	3,086	120
Foreign currency	977	147	3,134	499
Variable Income	627	221	1,075	896
Sovereign risk	2,984	2,210	3,753	2,567
Other	5	-	59	34
Total VaR	23,246	13,556	41,959	13,556

	2018 - R$ in thousands
	4th Quarter			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	6,937	817	13,183	817
Foreign exchange coupon	402	92	1,133	142
Foreign currency	2,283	77	5,341	712
Variable Income	1,611	486	3,942	655
Sovereign risk	4,792	2,579	7,043	3,770
Other	6	2	12	2
Total VaR	13,665	4,316	23,541	5,776

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2018:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Average
Up to R$20	72.1%	28.6%	45.3%	76.2%	55.4%
Over R$20 up to R$30	27.9%	34.9%	40.6%	23.8%	31.9%
Over R$30 up to R$40	0.0%	11.1%	11.0%	0.0%	5.6%
Over R$40 up to R$50	0.0%	1.6%	3.1%	0.0%	1.2%
Over R$50	0.0%	23.8%	0.0%	0.0%	5.9%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

218 Form 20-F – December 2018

Form 20-F

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

From January 1 to December 31, 2018, we received from our depositary bank the amount of US$20.2 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

(a) Disclosure controls and procedures

As of December 31, 2018, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

219 Bradesco

Form 20-F

(b) Management's annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of the SEC. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices.

Our Management made an assessment of the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2018 based upon the 2013 framework "Integrated Internal Control Structure" established by the Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that our internal controls related to the financial statements do not present material weaknesses that could impact the integrity of the accounting records.

The effectiveness of our internal control over financial reporting, as of December 31, 2018, has been audited by KPMG Auditores Independentes, a PCAOB – registered independent accounting firm, as stated in their report beginning on page F-3 of "Item 18. Financial Statements."

(c) Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB – registered independent accounting firm, dated April 30, 2019, on the effectiveness of the internal control over financial reporting as of December 31, 2018, see "Item 18. Financial Statements."

(d) Changes in internal control over financial reporting

Except for those relating to the implementation of IFRS 9 in 2018, there have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Securities Exchange Act of 1934" of the SEC), that occurred during the fiscal year ended December 31, 2018 that have materially affected, our internal control over financial reporting. We adopted IFRS 9 on 1 January 2018, we have updated certain controls over financial reporting, embedding them into the existing control environment.

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and designated Paulo Roberto Simões da Cunha as "Audit Committee financial expert," within the meaning of Item 16.A, and as independent member. For more information regarding our Audit Committee, see "Item 6.C. Board Practices – Board Advisory Committees – Audit Committee."

16.B. Code of Ethics

We have adopted a Code of Ethical Conduct and Sectorial Codes of Ethical Conduct under the Securities Exchange Act of 1934, as amended. Our Codes of Ethical Conduct apply to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and persons performing similar functions, to our directors, officers and other executives, employees, business partners, suppliers and service providers. Our Codes of Ethical Conduct are available on our investor relations website.

 If we amend the provisions of our Codes of Ethical Conduct, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

220 Form 20-F – December 2018

Form 20-F

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2018 and 2017:

Year ended December 31,	R$ in thousands
	2018	2017
Audit fees	39,695	40,604
Audit-related fees	737	775
Other fees	4,083	2,321
Total fees	44,515	43,700

The fees for the years 2018 and 2017 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

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

Other fees in the above table are fees billed by the independent auditors related to procedures, reviews of information (prize drawings), assurances, agreed upon procedures, training of IFRS, tax-related services and due diligence.

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

221 Bradesco

Form 20-F

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the "Earnings Reserve – Statutory Reserve" account. This program authorizes the acquisition of up to 15,000,000 nominative book-keeping shares, with no par value, whereby 7,500,000 are common shares and 7,500,000 are preferred shares; and it is effective from June 27, 2018 until June 26, 2019.

In 2018, no class of shares were acquired to be held in treasury.

16.F. Change in Registrant's Certifying Accountant

Not applicable.

16.G. Corporate Governance

In May 2006, our Board of Directors approved our Corporate Governance Policy. This policy is available on our investor relations website.

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

We have a Compensation Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a senior manager, each with a two-year term of office. The Committee's primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our executive managers, according to legislation in force. None of the members of the Compensation Committee are independent directors. The Compensation Committee has a written charter that states the responsibilities of the committee.

303A.06 303A.07

Listed companies must have an Audit Committee, composed of a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of two years, and is appointed by, and may be replaced by, the Board of Directors. We currently have five members on our Audit Committee, one of them is also a Director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. In these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see "Item 6.C. Board Practices – Board Advisory Committees – Board Committees.”

We also have a Fiscal Council, which currently has five members and five alternates. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see "Item 6.C. Board Practices – Fiscal Council.”

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any stock option compensation plans. We currently do not have any stock option based on compensation plan.
303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available on our investor relations website, in the corporate governance section.
303A.10	Listed companies must adopt and disclose a Code of Ethical Conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Ethical Conduct, which applies to our Senior Management, employees, business partners, suppliers and service providers, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of Senior Management or employees appointed or transferred by our member companies. We have an Integrity and Ethical Conduct Committee, appointed by the Board of Directors, which is responsible for dissemination and fulfillment of the Codes of Ethical Conduct, as well as ensuring its effectiveness.

We will post any modifications or waivers to either Codes of Ethical Conduct on our website.

303A.12

The CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.

Our CEO shall promptly notify the NYSE in writing, should any executive officer become aware of any non-compliance with any applicable provision of the NYSE Corporate Governance rules.

222 Form 20-F – December 2018

Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-3 through F-148.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1 – Our Amended and Restated Bylaws.

2.1 – Deposit Agreement, amended and restated, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on December 1, 2015 (File No. 333-208281)).

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

223 Bradesco

Form 20-F

2.3 – The total amount of our long-term debt securities and our subsidiaries’ long-term debt securities under any one instrument does not exceed 10.0% of our total assets and our subsidiaries’ total assets on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

8.1 – List of Subsidiaries .

12.1 – Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934 .

12.2 – Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934 .

13.1 – Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

13.2 – Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

224 Form 20-F – December 2018

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

Banco Bradesco S.A.

/s/ Octavio de Lazari Junior
Octavio de Lazari Junior Chief Executive Officer

/s/ André Rodrigues Cano
André Rodrigues Cano Chief Financial Officer

Date: April 30, 2019.

225 Bradesco

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Summary

     F-2     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial ReportingStandards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco Bradesco S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in  equity and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bradesco as of December 31, 2018 and 2017, the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, Bradesco has changed its method of accounting for financial instruments in 2018 due to the adoption of IFRS 9 “Financial instruments”.

Basis for Opinions

Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Bradesco’s consolidated financial statements and an opinion on Bradesco’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bradesco in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Bradesco     F-3

Consolidated Financial Statements in accordance with International Financial ReportingStandards (IFRS)

Independent Auditors’ Report

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

     F-4     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG Auditores Independentes

We have served as Bradesco’s auditor since 2011.

Osasco, São Paulo - Brazil

April 30, 2019

Bradesco     F-5

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2018	2017	2016
Interest and similar income		122,053,139	126,232,328	147,700,375
Interest and similar expenses		(55,244,669)	(75,589,415)	(91,037,386)
Net interest income	6	66,808,470	50,642,913	56,662,989
Net fee and commission income	7	23,831,590	22,748,828	20,341,051
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(11,676,573)	-	-
Net gains/(losses) on financial instruments classified as held for trading	9	-	9,623,108	16,402,770
Net gains/(losses) on financial assets at fair value through other comprehensive income	10	1,073,563	-	-
Net gains/(losses) on financial instruments classified as available for sale	11	-	570,358	(1,341,400)
Losses on investments held-to-maturity	29	-	(54,520)	-
Net gains/(losses) on foreign currency transactions	12	1,096,826	1,422,957	150,757
Net income from insurance and pension plans	13	7,656,872	6,239,990	4,155,763
Other operating income		(1,849,312)	17,801,893	19,367,890
Impairment of loans and advances	27	-	(16,860,835)	(15,350,278)
Expected loss on loans and advances	27	(15,091,975)	-	-
Expected loss on other financial assets	24 and 28	(1,172,860)	-	-
Personnel expenses	14	(18,871,462)	(20,723,265)	(17,003,783)
Other administrative expenses	15	(16,873,962)	(16,882,461)	(16,149,563)
Depreciation and amortization	16	(4,808,255)	(4,568,568)	(3,658,413)
Other operating income/(expenses)	17	(14,210,594)	(10,133,357)	(14,004,162)
Other operating expense		(71,029,108)	(69,168,486)	(66,166,199)
Income before income taxes and share of profit of associates and joint ventures		17,761,640	22,025,148	30,205,731
Share of profit of associates and joint ventures	32	1,680,375	1,718,411	1,699,725
Income before income taxes		19,442,015	23,743,559	31,905,456
Income tax and social contribution	18	(2,693,576)	(6,428,956)	(13,912,730)
Net income for the year		16,748,439	17,314,603	17,992,726

Attributable to shareholders:
Controlling shareholders		16,583,915	17,089,364	17,894,249
Non-controlling interest		164,524	225,239	98,477

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	19	2.36	2.43	2.55
– Earnings per preferred share	19	2.60	2.67	2.80

The Notes are an integral part of the Consolidated Financial Statements.

     F-6     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	Note	R$ thousand
		Years ended December 31
		2018	2017	2016
Net income for the year		16,748,439	17,314,603	17,992,726

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses)		-	3,005,067	7,718,277
Gains/(losses) transferred to income		-	487,017	(1,459,372)
Tax effect		-	(1,260,609)	(2,571,397)

Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		(473,594)	-	-
Gains/(losses) transferred to income	10	1,023,299	-	-
Tax effect		(209,359)	-	-

Unrealized gains/(losses) on hedge	23
Cash flow hedge		(96,760)	(13,778)	39,198
Hedge of investment abroad		(209,300)	(59,739)	-
Tax effect		122,424	29,407	(15,679)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		113,198	29,002	(107,011)

Items that can not be reclassified to the Consolidated Statement of Income
Gains/(losses) on equity instruments at fair value through other comprehensive income		(756,042)	-	-
Tax effect		302,417	-	-

Other		(92,764)	-	-

Total adjustments not included in the net income		(276,481)	2,216,367	3,604,016
Total comprehensive income for the year		16,471,958	19,530,970	21,596,742

Attributable to shareholders:
Controlling shareholders		16,307,434	19,305,731	21,498,265
Non-controlling interest		164,524	225,239	98,477

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco     F-7

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	On December 31
		2018	2017
Assets
Cash and balances with banks	20	107,209,743	81,742,951
Financial assets at fair value through profit or loss	21a	246,161,150	-
Financial assets held for trading	22a	-	241,710,041
Financial assets at fair value through other comprehensive income	24	178,050,536	-
Financial assets available for sale	25	-	159,412,722
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	26	105,248,950	32,247,724
- Loans and advances to customers, net of provision for losses	27	380,387,076	346,758,099
- Securities, net of provision for losses	28	140,604,738	-
- Other financial assets	35	43,893,309	-
Investments held to maturity	29	-	39,006,118
Financial assets pledged as collateral	30	-	183,975,173
Non-current assets held for sale	31	1,353,330	1,520,973
Investments in associates and joint ventures	32	8,125,799	8,257,384
Premises and equipment	33	8,826,836	8,432,475
Intangible assets and goodwill, net of accumulated amortization	34	16,128,548	16,179,307
Taxes to be offset	18g	13,498,264	10,524,575
Deferred income tax assets	18c	48,682,569	43,731,911
Other assets	35	7,372,866	50,853,987
Total assets		1,305,543,714	1,224,353,440

Liabilities
Liabilities at amortized cost
- Deposits from banks	36	247,313,979	285,957,468
- Deposits from customers	37	340,748,196	262,008,445
- Funds from issuance of securities	38	148,029,018	135,174,090
- Subordinated debts	39	53,643,444	50,179,401
- Other financial liabilities	43	62,598,235	-
Financial liabilities at fair value through profit or loss	21b	16,152,087	-
Financial liabilities held for trading	22b	-	14,274,999
Provision for Expected Loss
- Loan Commitments	27	2,551,676	-
- Financial guarantees	27	719,216	-
Insurance technical provisions and pension plans	40	251,578,287	239,089,590
Other reserves	42	19,802,171	18,490,727
Current income tax liabilities		2,373,261	2,416,345
Deferred income tax assets	18c	1,200,589	1,251,847
Other liabilities	43	34,157,435	97,816,824
Total liabilities		1,180,867,594	1,106,659,736

Shareholders’ equity	44
Capital		67,100,000	59,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		53,267,584	49,481,227
Additional paid-in capital		70,496	70,496
Other comprehensive income		2,206,718	1,817,659
Retained earnings		2,035,198	7,338,990
Equity attributable to controlling shareholders		124,275,455	117,403,831
Non-controlling interest		400,665	289,873
Total equity		124,676,120	117,693,704
Total liabilities		1,305,543,714	1,224,353,440

The Notes are an integral part of the Consolidated Financial Statements.

     F-8     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762
Net income	-	-	-	-	-	-	-	17,894,249	17,894,249	98,477	17,992,726
Financial assets available for sale	-	-	-	-	-	-	3,711,027	-	3,711,027	-	3,711,027
Foreign currency translation adjustment	-	-	-	-	-	-	(107,011)	-	(107,011)	-	(107,011)
Comprehensive income	-	-	-	-	-	-	3,604,016	17,894,249	21,498,265	98,477	21,596,742
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	3,265	3,265
Purchase of treasury shares	-	(9,466)	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase of with reserves (2)	8,000,000	-	-	-	(8,000,000)	-	-		-	-	-
Transfers to reserves	-	-	-	754,179	7,353,617	-	-	(8,107,796)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)	(50,314)	(7,026,096)
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207
Net income	-	-	-	-	-	-	-	17,089,364	17,089,364	225,239	17,314,603
Financial assets available for sale	-	-	-	-	-	-	2,187,365	-	2,187,365	-	2,187,365
Foreign currency translation adjustment	-	-	-	-	-	-	29,002	-	29,002	-	29,002
Comprehensive income	-	-	-	-	-	-	2,216,367	17,089,364	19,305,731	225,239	19,530,970
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,099	2,099
Capital increase of with reserves (3)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	732,888	6,720,523	-	-	(7,453,411)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,204,344)	(7,204,344)	(114,228)	(7,318,572)
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco     F-9

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704
Adoption of IFRS 9 (Note 47)	-	-	-	-	-	-	665,540	(2,802,754)	(2,137,214)	-	(2,137,214)
Balance on January 1ST, 2018	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	2,483,199	4,536,236	115,266,617	289,873	115,556,490
Net income	-	-	-	-	-	-		16,583,915	16,583,915	164,524	16,748,439
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(296,915)		(296,915)	-	(296,915)
Foreign currency translation adjustment	-	-	-	-	-	-	113,198		113,198	-	113,198
Other	-	-	-	-	-	-	(92,764)		(92,764)	-	(92,764)
Comprehensive income	-	-	-	-	-	-	(276,481)	16,583,915	16,307,434	164,524	16,471,958
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,265	2,265
Capital increase with reserves (4)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	954,247	10,832,110	-	-	(11,786,357)	-	-	-
Interest on shareholders’ equity	-	-	-	-		-	-	(7,298,596)	(7,298,596)	(55,997)	(7,354,593)
Balance on December 31, 2018	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120
 (1) Mainly composed of financial assets at fair value through other comprehensive income and gains and losses with cash flow hedge and foreign investment;

(2) At Special Shareholders’ Meeting held on March 10, 2016, the shareholders approved the Board of Directors’ proposal to increase the capital by R$8,000,000 thousand, from R$43,100,000 thousand to R$51,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6,404/76, with issuance of 504,872,885 new registered shares, without par value, of which 252,436,456 are common and 252,436,429 are preferred shares, which will be granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date;

(3) At Special Shareholders’ Meeting held on March 10, 2017, the shareholders approved the Board of Directors’ proposal to increase the capital by R$8,000,000 thousand, from R$51,100,000 thousand to R$59,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6,404/76, with issuance of 555,360,173 new registered shares, without par value, of which 277,680,101 are common and 277,680,072 are preferred, which were granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date; and

(4) At Special Shareholders’ Meeting held on March 12, 2018, the shareholders approved the Board of Directors’ proposal to increase the capital by R$8,000,000 thousand, from R$59,100,000 thousand to R$67,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6,404/76, with issuance of 610,896.190 new registered shares, without par value, of which 305,448,111 common and 305,448,079 are preferred shares, granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them.

The Notes are an integral part of the Consolidated Financial Statements.

     F-10     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2018	2017	2016
Operating activities
Income before income taxes	19,442,015	23,743,559	31,905,456
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	15,091,975	-	-
Impairment of loans and advances	-	16,860,835	15,350,278
Changes in the insurance technical provisions and pension plans	29,409,222	34,805,771	32,781,918
Net (gains)/losses from disposals of assets available for sale	-	(2,299,397)	(764,707)
(Gains)/Net realized losses on financial assets at fair value through other comprehensive income	(1,073,563)	-	-
Expenses with provisions and contingent liabilities	4,306,043	2,471,288	2,518,761
Deferred acquisition cost (insurance)	144,224	680,136	194,994
Impairment of assets	1,757,981	1,925,304	2,388,580
Depreciation	1,460,013	1,237,328	1,140,369
Amortization of intangible assets	3,348,242	3,331,240	2,516,777
Share of profit of associates and joint ventures	(1,680,375)	(1,718,411)	(1,699,725)
Losses on disposal of non-current assets held for sale	516,713	577,212	442,251
Net losses from disposal of property and equipment	98,182	106,722	24,791
(Gains) on sale of investments in associates	-	(270,977)	-
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(751,769)	(806,312)	5,617,747
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	(20,882,690)	(8,677,695)	11,651,121
(Increase)/decrease in loans and advances to banks	33,357	(2,493,535)	10,368,220
(Increase)/decrease in loans and advances to customers	(112,861,770)	(59,578,512)	(49,649,090)
(Increase)/decrease in financial assets held for trading	-	(23,089,236)	(40,248,319)
(Increase)/Reduction in financial assets at fair value through profit or loss	(3,625,822)	-	-
(Increase)/decrease in other assets	(30,301,912)	(23,384,107)	(8,296,942)
Increase/(decrease) in deposits from banks	(20,749,542)	3,955,797	33,269,744
Increase/(decrease) in deposits from customers	88,659,514	36,853,866	(6,707,994)
Increase/(decrease) in financial liabilities held for trading	-	839,321	(9,700,099)
Increase/(Decrease) in financial liabilities at fair value through profit or loss	1,877,088	-	-
Increase/(decrease) in insurance technical provisions and pension plans	(16,920,525)	(11,556,181)	(2,042,897)
Increase/(decrease) in other provisions	(2,994,599)	(2,272,970)	(3,019,960)
Increase/(decrease) in other liabilities	14,364,262	19,117,355	10,312,756
Interest received	61,660,260	61,743,368	70,917,068
Interest paid	(27,813,710)	(27,254,361)	(45,140,018)
Income tax and social contribution paid	(7,086,237)	(8,575,438)	(9,771,075)
Other changes in taxes	(1,923,895)	(720,182)	(400,787)
Net cash provided by/(used in) operating activities	(6,497,318)	35,551,788	53,959,218

Bradesco     F-11

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2018	2017	2016
Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents paid	(442,122)	-	(7,188,659)
(Acquisitions) of financial assets available for sale	-	(114,186,612)	(108,296,179)
(Acquisition) of financial assets at fair value through other comprehensive income	(103,432,365)	-	-
Proceeds from sale of financial assets available for sale	-	82,760,146	115,724,092
Disposal of financial assets at fair value through other comprehensive income	103,897,609	-	-
Maturity of investments held to maturity	-	4,219,351	-
Maturity of financial assets at amortized cost	21,759,857	-	-
(Acquisitions) of investments held to maturity	-	(204,557)	-
(Acquisition) of financial assets at amortized cost	(70,719,797)	-	-
Disposal of non-current assets held for sale	688,885	796,869	629,768
(Acquisitions) of investments in associates	(52,844)	(83,172)	(376,434)
Dividends and interest on shareholders’ equity received	1,463,448	845,134	510,285
(Acquisition) of property and equipment	(2,389,433)	(1,897,645)	(2,779,321)
Sale of premises and equipment	361,240	445,347	486,303
(Acquisition) of intangible assets	(3,053,156)	(3,743,704)	(2,343,497)
Dividends received	50,264	83,341	117,972
Interest received	17,383,392	12,735,539	12,668,011
Net cash provided by/(used in) investing activities	(34,485,022)	(18,229,963)	9,152,341

Financing activities
Funds from securities issued	85,963,195	62,237,380	47,253,373
Payments on securities issued	(69,747,110)	(72,494,509)	(47,861,607)
Issuance of subordinated debts	10,890,606	6,594,610	3,787,207
Payments on subordinated debts	(9,181,501)	(8,666,038)	(581,713)
Acquisition of treasury shares	-	-	(9,466)
Increase/(decrease) of non-controlling interest	2,265	2,099	3,265
Interest paid	(16,986,503)	(24,465,562)	(20,504,528)
Interest on equity and dividends paid	(6,539,193)	(6,512,102)	(5,611,350)
Net cash provided by/(used in) financing activities	(5,598,241)	(43,304,122)	(23,524,819)

(Decrease)/Increase in cash and cash equivalents	(46,580,581)	(25,982,297)	39,586,740

Cash and cash equivalents
At the beginning of the year	156,054,442	181,230,427	147,261,434
Effect of Changes in Exchange Rates in Cash and Cash equivalents	751,769	806,312	(5,617,747)
At the end of the year	110,225,630	156,054,442	181,230,427

(Decrease)/Increase in cash and cash equivalents	(46,580,581)	(25,982,297)	39,586,740

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,947,924	1,953,996	2,122,871
Dividends and interest on equity declared but not yet paid	4,876,458	4,295,314	4,482,718
Unrealized (gains)/losses on securities available for sale	-	(2,187,365)	(3,711,027)
(Gains)/losses on financial assets at fair value through other comprehensive income	296,915	-	-

     F-12     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)    General information

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans,  real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on March 06, 2019.

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

These consolidated financial statements have been prepared based on historical cost, except for the following material items in the balance sheet: financial assets at fair value through other comprehensive income, assets and liabilities at fair value through profit or loss and financial instruments designated at fair value through profit or loss, and defined-benefit liabilities that are recognized at the present value of the defined benefit obligation.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 20 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and Impairment losses on loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of assets and financial liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Bradesco     F-13

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2018, the Organization adopted IFRS 9 – Financial instruments, which replaced IAS 39. For more details on the transition process to the new standard, classification and measurement of financial assets, impairment and hedge accounting, see Note 47.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)     Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Shareholding interest
		On December, 31
		2018	2017
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	100.00%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(2)	Investment bank	99.96%	99.85%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (4) (5)	Banking	100.00%	99.99%
Banco Bradesco Europa S.A. (5)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5) (6)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (5)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (5)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (5)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (5)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd (5)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (7)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (8)	Insurance	99.96%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (9)	Capitalization bonds	-	100.00%
Kirton Seguros S.A. (9)	Insurance	-	98.54%
Kirton Vida e Previdência S.A. (9)	Pension plan/Insurance	-	100.00%
Odontoprev S.A. (10)	Dental care	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (5) (10)	Insurance	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda. (11)	Holding	-	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda. (12)	Holding	-	100.00%
Other Activities - Overseas
Bradesco North America LLC (5)	Services	100.00%	100.00%
Investment Funds (13)
Bradesco F.I.R.F. Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master IV Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.83%	99.92%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo - F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C.R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Renda Fixa V-A	Investment Fund	100.00%	100.00%

     F-14     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

 (1) In December 2018, there was acquisition of shares held by a minority shareholder;

(2) In May 2018, there was acquisition of shares held by minority shareholders by Banco Bradesco S.A.;

(3) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;

(4) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(5) The functional currency of these companies abroad is the Real;

(6) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(7) The functional currency of this company is the Mexican Peso;

(8) Reduction in participation due to the merger of Kirton Seguros S.A. through the exchange of minority shares;

(9) Companies merged into their respective counterparts in June 2018 (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.);

(10) The financial information portrayed is from the previous month;

(11) Company merged in October 2018, by the company Nova Paiol Participações Ltda.;

(12) Company merged in November 2018, by the company Nova Paiol Participações Ltda.; and

(13) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

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

Bradesco     F-15

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

•     thin capitalization, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and

•     financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

     F-16     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as financial assets at fair value through other comprehensive income, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

Bradesco     F-17

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to “Other comprehensive income”. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)     Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 20(b) – “Cash and cash equivalents”.

d)    Financial assets and liabilities

Accounting Practices adopted as of January 1, 2018.

i.       Financial assets

In 2018, we began to apply IFRS 9, which contains a new approach for classification and measurement of financial assets, where the entity is based on the business model for the management of financial assets, as well as the characteristics of contractual cash flow of the financial asset. This new approach replaced the financial assets categories foreseen in IAS 39: (i) measured at fair value through profit or loss; (ii) investments held to maturity; (iii) loans and receivables; and (iv) available for sale.

IFRS 9 classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI – Shareholders’ Equity); and (iii) measured at fair value through profit or loss (FVTPL).

- Business model: it relates to the way in which the entity manages its financial assets to generate cash flows. The objective of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) should be applied.

     F-18     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

- SPPI Test: the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this sense, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not fall under the aforementioned concept are measured at FVTPL, such as derivatives.

•     Measured at fair value through profit or loss

All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

Financial assets measured at FVTPL are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

They are held for trading if it is acquired by Organization for the purpose of selling it in the short-term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or position taking, or, eventually, assets that do not meet the SPPI test. Derivative financial instruments are also categorized as FVTPL.

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at FVTPL is included in “Interest and similar income”. For the treatment of derivative assets see Note 2(d)(iii).

•       Measured at fair value through other comprehensive income

They are financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is both to maintain the assets to receive the contractual cash flows as well as for sale.

Financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income in contrast to "Other comprehensive income", having no impact on the gross carrying amount of the asset.

Interest income is recognized in the consolidated statement of income using the effective interest method. Dividends on equity instruments are recognized in the consolidated statement of income in ‘Dividend income’, within “Net Gains/(losses) on financial assets at fair value through other comprehensive income” when the Organization’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

•       Measured at amortized cost

Bradesco     F-19

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

Financial assets measured at amortized cost are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest are recognized in the consolidated statement of income and reported as “Interest and similar income”. In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii.      Financial liabilities

The Organization classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except for the following financial instruments.

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

-        Financial liabilities designated at FVTPL on initial recognition

These are liabilities that on initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

The Organization does not have any financial liability designated at fair value through profit and loss in income.

-        Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of derivatives see Note 2(d)(iii).

•       Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

Loan commitments are recognized as the amount of expected credit loss calculated as described in Note 3.1.

iii.    Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivative contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains or losses on financial assets at fair value through profit or loss”.

     F-20     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

The Organization has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures have been presented in Note 3.2 – Market risk.

iv.     Recognition

Initially, the Organization recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognized and the modified financial asset is recognized as a new financial asset and initially measured at fair value.

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

For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

Bradesco     F-21

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

More details on the calculation of the fair value of financial instruments are available in Note 3.4.

viii.  Expected credit losses

The Organization calculates the expected losses in prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Organization hopes to recover discounted at the effective interest rate of the operation;

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Organization expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Organization expects to recover discounted at a rate that reflects the market conditions.

Expected losses will be measured on one of the following basis:

− Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and

− Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when the credit risk of a financial asset, on the date of the report, has increased significantly since its initial recognition and the measurement of credit loss of 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Organization may determine that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the date of the report.

With respect to Brazilian government bonds, the Organization has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is required for credit losses.

The Organization evaluates if the credit risk increased significantly for both individual assets and assets at collective level. For the purposes of a collective evaluation, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers product type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

     F-22     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

The whole or part of a financial asset  is written off against the related credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

The criteria used to calculate the expected credit loss are detailed in Note 3.1.

Accounting Practices adopted until December 31, 2017.

The Organization opted for the exemption provided by the Standard not to restate comparative information from prior periods arising from the changes arising from IFRS 9, therefore we present below the accounting policies applied to Financial Instruments up to December 31, 2017:

i.    Sale and repurchase agreements

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

ii.   Financial assets

The Organization classifies its financial assets into the following categories: measured at fair value through profit or loss, available-for-sale, held-to-maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets on initial recognition.

•       Measured at fair value through profit or loss

Financial assets are recorded and initially measured at fair value, with subsequent subsequent changes in fair value recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications: financial assets designated at fair value through profit or loss; and financial assets for trading (upon initial recognition).

Bradesco     F-23

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

- Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

- Financial assets for trading (except Derivatives)

Financial assets for trading are assets held by the Organization for the purpose of trading them in the short term or maintaining them as part of a managed portfolio in order to obtain short-term profit or to take positions. Derivative financial instruments are also classified as held for trading.

Financial assets held for trading are initially recognized and measured at fair value on the balance sheet, and transaction costs are recorded directly in the statement of income for the period.

Realized and unrealized gains and losses arising from changes in the fair value of non-derivative financial assets are recognized directly in the income statement under "Gains and losses net of financial assets for trading". Interest income on financial assets held for trading is recognized in "Net interest income".

•       Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, for which it is intended to be held for an indefinite period of time, and which may be sold in response to changes in interest rates, foreign exchange rates, prices of equity securities or liquidity needs or that are not classified as held-to-maturity, loans and receivables or at fair value through profit or loss.

They are initially recognized at fair value, which corresponds to the amount paid including transaction costs and is subsequently measured at fair value with gains and losses recognized in equity, other comprehensive income, except for impairment losses recoverable from exchange gains and losses until the financial asset is no longer recognized. If an available-for-sale financial asset presents a loss due to impairment, the accumulated loss recorded in other comprehensive income is recognized in the statement of income.

Interest income is recognized in the income statement using the effective interest rate method. Dividend income is recognized in the consolidated statement of income when the Organization becomes entitled to the dividend. Foreign exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income.

•       Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Organization has the intention and ability to hold to maturity and which are not designated at the initial recognition as at fair value through profit or loss, or as available for sale and that do not meet the definition of loans and receivables.

They are initially recognized at fair value including direct and incremental costs and are subsequently accounted for at amortized cost using the effective interest rate method.

Interest on investments held to maturity is included in the consolidated statement of income as "Interest and similar income". In the event of impairment, the impairment loss is recognized as a deduction from the carrying amount of the investment and is recognized in the consolidated statement of income.

     F-24     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market that have not been designated as "available for sale" or "at fair value through profit or loss" and that the Organization does not intends to sell immediately or in the short term.

They are initially measured at fair value plus direct transaction costs and subsequently measured at amortized cost using the effective interest rate method.

Loans and receivables are recognized in the balance sheet as loans and advances to financial institutions or to customers. Interest on loans is included in the income statement as "Interest and similar income". In the event of impairment, the impairment loss is reported as a reduction in the book value of loans and advances and is recognized in the statement of income as "Impairment losses on loans and advances".

iii. Financial liabilities

The Organization classifies its financial liabilities in the following categories: measured at fair value through profit or loss and at amortized cost.

•       Measured at fair value through profit or loss

They are recorded and valued at fair value, and the respective changes in fair value are recognized immediately in profit or loss. These liabilities can be subdivided into two distinct classifications: financial liabilities designated at fair value through profit or loss and financial liabilities for trading.

- Financial liabilities at fair value through profit or loss

The Organization does not have any financial liabilities designated at fair value through profit or loss.

- Financial liabilities for trading

The financial liabilities for trading recognized by the Organization are derivative financial instruments.

•       Financial liabilities at amortized cost

These are financial liabilities that are not measured at fair value through profit or loss. They are initially recorded at fair value and subsequently measured at amortized cost. They include, among others, resources from financial and client institutions, debt securities issuance and subordinated debt securities.

iv.  Deposits, securities issued and subordinated liabilities

Deposits, securities issued and subordinated liabilities are the main funding sources used by the Organization to finance its operations.

They are initially measured at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method.

v.   Derivative financial instruments and hedge operations

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair values with the changes being recognized in the statement of income under "Gains and losses on financial assets held for trading".

Bradesco     F-25

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Fair values are derived from quoted market prices in active markets (for example, exchange traded options), including recent market transactions and valuation techniques (eg, swaps and currency transactions), discounted cash and option pricing models, as appropriate. In determining the fair value, the credit risk of the counterparty and the entity itself is considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those in the main contract and the contract is not accounted for at fair value through profit or loss. These embedded derivatives are recorded separately at fair values, with changes in fair values being included in the consolidated income statement.

vi.  Impairment of financial assets

a)   Financial assets recognized at amortized cost

At each balance sheet date, the Organization assesses whether there is objective evidence that the carrying amount of the financial assets is impaired. Impairment losses are only recognized if there is objective evidence that a loss occurs after the initial recognition of the financial asset and that the loss has an impact on the future cash flows of the financial asset or group of financial assets , which can be estimated reliably.

The criteria that the Organization uses to determine whether there is objective evidence of a impairment loss include:

- Relevant financial difficulty of the issuer or borrower;

- A breach of contract, such as default or delays in the payment of interest or principal;

- Economic or legal reasons related to the financial difficulty of the borrower, guarantees to the borrower a concession that the creditor would not consider;

- When it becomes probable that the policyholder declares bankruptcy or other financial reorganization;

- The disappearance of an active market for that financial asset due to financial difficulties; or

- Observable data indicating that there is a measurable reduction in estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the loss event can not yet be identified at the level of the individual financial assets in the portfolio, including:

(i) adverse changes in the payment situation of the borrowers of the assessed group; and

(ii) national or local economic conditions that correlate with default on assets.

The Organization considers evidence of impairment for both individually significant assets and for assets at the collective level. All significant financial assets are valued for specific losses.

All significant assets that the evaluation indicates are not specifically impaired are evaluated collectively to detect any impairment losses incurred but not yet identified. Financial assets, accounted for at amortized cost, which are not individually significant, are evaluated collectively to detect impairment losses, grouping them according to similar risk characteristics. Financial assets, which are individually assessed for impairment and a loss is recognized, are not included in the collective assessment of impairment.

The amount of the loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows (excluding future credit losses that were not incurred) discounted at the original interest rate of the financial assets. The book value of the asset is reduced through provisions and the amount of the loss is recognized in the statement of income.

The calculation of the present value of the estimated future cash flows of a guaranteed financial asset reflects the cash flows, which may result from the asset's execution, less the costs of obtaining and selling the guarantee.

     F-26     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the purposes of a collective assessment of impairment, financial assets are grouped based on similar credit risk characteristics (ie, based on the process, the Organization classifies the type of product, business segments, location geographical, type of guarantee, maturity and other related factors). These characteristics are relevant for estimating future cash flows for groups of such assets as they are indicative of the borrower's ability to pay all amounts owed in accordance with the contractual terms of the assets to be valued.

Future cash flows in a group of financial assets, tested together to determine if there is any impairment, are estimated based on the contracted cash flows of a group of assets and the history of losses for assets with risk characteristics similar to those of the group of assets. Loss history is adjusted according to current observable data to reflect the effects of current conditions that did not affect the period in which the loss history is based and to disregard the effects of the conditions existing in the historical period that do not currently exist.

The methodology and assumptions used to estimate future cash flows are reviewed regularly to reduce any differences between the loss estimates and the actual loss.

After the impairment loss, financial income is recognized using the effective interest rate, which was used to discount future cash flows in order to measure the impairment loss.

When it is not possible to receive a credit, it is written off against the respective provision for impairment. These credits are written off after the completion of all necessary recovery procedures for the determination of the loss amount. Subsequent recoveries of amounts previously written off are credited to the income statement.

b)   Financial assets classified as available for sale

The Organization shall assess, at the end of each reporting period, whether there is objective evidence that a financial asset or group of financial assets is deteriorating. For debt instruments, the Organization uses the criteria mentioned in item (a) above in order to identify a loss event.

In the case of equity instruments classified as available for sale, a material or prolonged decline in the fair value of the security below its cost is considered as evidence that impairment losses have been incurred.

If any such evidence exists for available for sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value less any impairment loss on the previously recognized financial asset - is written off recognized in the statement of income.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event that occurred after the impairment loss was recognized, the reduction is reversed from the income statement. Impairment losses on capital instruments recognized in the statement of income are not reversed. Increase in fair value of equity instruments after impairment is recognized directly in equity in other comprehensive income.

e)     Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell – whichever is the lowest – and are included within “Non-current assets held for sale”.

Bradesco     F-27

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)     Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(i) below), if any. The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/(expenses)”.

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

g)    Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchased intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

     F-28     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

iii.  Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(i) below) is immediately recognized in the consolidated statement of income.

h)       Leasing

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

Bradesco     F-29

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

As a lessor, the Organization has substantial finance lease contracts, in value and total number of contracts.

i.    Finance Leases

Finance lease assets in the consolidated statement of financial position are initially recognized in the “loans and advances to customers” account at an amount equal to the net investment in the lease.

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

The lease receivables are subject to the requirements of Write-off and credit Losses expected, described in the topic above, financial assets and liabilities, items v and viii, respectively.

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

     F-30     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

i)        Impairment losses on non-financial assets (except for deferred tax assets)

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

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to CGU or groups of CGUs that are expected to benefit from the synergies of the combination.

When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

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

j)     Provisions, contingent assets and liabilities and legal obligations

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

Bradesco     F-31

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the financial statements, when relevant.

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the financial statements.

k)     Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities in accordance with IFRS 9 – Financial Instruments.

l)     Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts less initial contracting costs. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Provision for Claims Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be settled (PSL) at the base date of calculation. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 semesters for the branches of damages and the last 11 quarters for the extended guarantee business, in order to establish a future projection by period of occurrence and also considers the estimate of Claims Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the regulation process.

The Provision for Claims to be Settled (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of salvage and payments expected to be received.

The Provision for Related Expenses (PDR) is recorded on a monthly basis to cover expenses related to estimated claims and benefits. It covers both costs that can be individually allocated to each claim as well as claims costs not discriminated, meaning those incurred at the portfolio level.

The Complementary Provision for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(l)(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

Other Technical Provisions (OPT) correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

     F-32     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.   Life insurance, excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

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

The Provision for Claims Incurred But Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters, to establish a future projection per period of occurrence. A residual cauda study is carried out to forecast the claims reported after 10 semesters of the date of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the liability adequacy test (TAP). TAP is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

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

iii. Health and Dental Insurance

The Provision for Claims Incurred But Not Reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months for health insurance and 18 months for dental insurance, to establish a future projection per period of occurrence

The Provision for Claims to be Settled (PSL) is based on claims received up to the reporting date, including judicial claims and related costs adjusted for inflation.

The Mathematical Provision for Benefits to be Granted (PMBaC) whose calculation methodology considers, in addition to the discount rate of 4% per year (4.5% in 2017), the difference between the present value of the future benefits and the present value of the future contributions, corresponding to the assumed obligations.

Bradesco     F-33

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The mathematical reserve for vested benefits relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 4% annual discount rate (4.51% in 2017); the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The Mathematical Provision for Benefits Granted (PMBC-GBS) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance – "GBS Plan", and considering a discount rate of 4% per annum (4.5% in 2017).

The Unearned Premium or Contribution Provision (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The other technical provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 4% per year (4.5% in 2017).

iv.  Operations with DPVAT Insurance

Revenues from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora dos Consórcios do Seguro DPVAT S.A. (Seguradora Líder) in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the Seguradora Líder to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Resolution No. 332/15. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

v.   Open pension plans and life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage.  The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is constituted to the participants who have not yet received any benefit. In defined benefit pension plans, the provision represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The provision is calculated using methodologies and assumptions set forth in the actuarial technical notes.

The Mathematical Provision for Benefits to be Granted (PMBaC) related to life insurance with survival coverage and unrestricted benefit pension plans (VGBL and PGBL), and defined contribution plans, includes the contributions, received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

     F-34     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(l)(vi)). TAP is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the provision covers claims incurred. For plans structured under a capitalization regime, the provision is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the passive adequacy test (TAP).

The Financial Surplus Provision (PEF) corresponds to the financial result, which exceeds the guaranteed minimum profitability of contracts with a financial surplus participation clause.

The Provision for IBNR is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters to establish a future projection by period of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The provision "Other technical provisions (OPT)" comprises the mathematical provisions of benefits to be granted and benefits granted to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Net income from insurance and pension plans”.

vi.  Liability Adequacy Test (TAP)

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

Bradesco     F-35

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management.

The projected average loss ratio was 44.6% for individual and collective individuals segments, obtained from analysis based on triangles for the development of Company claims generated with information from January 2007.

The result of the liability adequacy test for life insurance was fully recognized in the income statement.

•     Property Coverage

The expected present value of cash flows relating to claims incurred – primarily claims costs and salvage recoveries – was compared to the technical provisions for claims incurred – PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions – PPNG and PPNG-RVNE.

The projected average loss ratio was 10.10% for the Extended Guarantee segment and 52.8% for the elementary lines, including in this calculation the estimate of the future premium of the housing insurance portfolio, which is characterized by low loss ratio and long terms, since it accompanies the period of financing of the property.

The average reinsurance projected in the study, calculated on the basis of reported claims was 5.66%.

The result of the liability adequacy test, for property coverage, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

m)   Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. This is how Management understands that the impairment risks are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

n)    Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period and life assurance costs are appropriated within 12 months.

o)    Employee benefits

Bradesco recognizes (in accordance with IAS 19), prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

     F-36     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management. Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Organization or at the time of retirement.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted at its current value and is presented net of the fair value of any plan assets.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method, as required by accounting rule.

Remeasurement of the net obligation, which include: actuarial gains and losses, the return of the assets of the plan other than the expectation (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

Net interest and other expenses related to defined benefit plans are recognized in the income statement.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

iv.  Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

p)    Capitalization bonds

The liability for capitalization bonds is registered in the line “Other liabilities”. Financial liabilities and revenues from capitalization bonds are recognized at the time bonds are issued.

Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and the deposit portion of each payment is remunerated at the referential rate (TR) plus 0.5% per month, which is used to determine the liability.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even if they have not won in the draw. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IFRS 9.

Bradesco     F-37

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires, in accordance with IFRS 9 as it relates to the derecognition of a financial liability.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

q)    Interest

Income from financial assets measured at amortized cost and at FVOCI, except instruments of equity and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

r)     Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

s)     Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies/ certificates/ endorsements and invoices, or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

The health insurance premiums are recorded in the premium account (result) or Unearned Premium or Contribution Provision (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to “DPVAT” insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A. (IRB), respectively.

     F-38     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of these operations is carried out in a manner consistent with the related insurance premium and/or reinsurance contract.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and by the term of 12 months in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

t)     Income tax and social contribution

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Assets - Deferred Taxes” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Liabilities - Deferred Taxes”.

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

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, and returned at the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax assets are amounts of taxes to be recovered through restitution or offset with taxes due from excess of taxes paid in relation to the current and/or previous period.

Current tax expenses are the expected amounts payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

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

•       temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

Bradesco     F-39

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

u)    Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

v)     Shareholders’ Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

i.    Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders’ equity, thus reducing the initial share value.

ii.   Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

     F-40     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii. Dividends payable

Dividends on shares are paid and provisioned during the year. In the Shareholders’ Meeting are destined at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.  Capital transactions

Capital transactions are transactions between partners qualified as owners of investment. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

3)    Risk Management

Risk management structure

The risk and capital management structure is made up of committees, which assist the Board of Directors, the CEO and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk Management and Capital Allocation Committee (COGIRAC), whose duty is to assure the fulfillment of the Organization’s risk management processes and policies and advise the Board of Directors in performing its duties in risk management, capital and control.

This committee is assisted by the Capital Management Executive Committee, and Risk Management Executive Committees in managing a) Credit risk, b) Market and Liquidity risk, c) Operational and Social and Environmental risk and d) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. In addition, it also has the support of the Products and Services Executive Committee and the Executive Committees in business areas, which, among other duties, suggest exposure thresholds to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

To comply with Resolution No. 4,557/17 of February 23, 2017, of the National Monetary Council (CMN), the Risk Committee was implemented in order to represent an advisory forum to the Board of Directors for the performance of its assignments related to risk and capital management, and the position of Chief Risk Officer (CRO) was formalized, which, among other responsibilities, exercises the supervision of the development, implementation and performance of the risk management structure, including its improvement, on independent basis and reporting to the Risk Committee, CEO and Board of Directors.

The Integrated Risk Control Department (DCIR), whose mission is to promote and to implementing risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Central Bank of Brazil rules for risk management activities.

Risk appetite

The risk appetite refers to the types and levels of risks that the Organization is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Organization, and guides the strategic and business plans, driving the budget planning and allowing Senior Management to optimize the allocation of capital at acceptable risk levels and types, considering the markets and the regulatory environment in which it operates.

Bradesco     F-41

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions:

•      Capital: to maintain a proper capital level, even on prospective basis, to cover unexpected losses, situations of stress and business opportunities, in compliance with regulatory requirements, thus ensuring the soundness of the Organization;

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

•      Loan: to focus on domestic clients, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted and maintaining proper levels of provisions and low levels of concentrations;

•      Market: to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude; and

•      Operational: to provide assurance with regard to appropriately carrying out the Organization’s business in accordance with laws regulations and policies, ensuring that processes are covered by controls that mitigate operational risks.

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

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, Integrated Risk Control Department – DCIR, Department of Planning, Budgeting and Control – DPOC, among other areas. Both scenarios and results are discussed and approved by a specific Collegiate Body. Subsequently, they are submitted to the Executive Committee and Board of Directors, that, in addition to the scenarios and results of stress tests are also responsible for the approval of the program and guidelines to be followed.

Stress tests are used as a tool for managing risks: in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified by aligning them to the risk appetite of the Organization.

     F-42     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

The Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Organization establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

Regarding the forms of mitigating the Counterparty credit risk that the Organization is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

Bradesco     F-43

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

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

The methodology used also follows the requirements established by CMN Resolution No. 4,327/14 and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of the Organization’s economic groups/customers uses an eighteen-level scale, in which fourteen levels represent performing loan operations.

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

The criteria regulated by Resolution No. 2,682 of the National Monetary Council are maintained for the constitution of the applicable provisions, according to the equivalence of the ratings shown in the table above.

     F-44     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up performed in the credit risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Credit Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this committee are reported to the COGIRAC, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, credit recoveries, gross and net losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

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

Bradesco     F-45

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Measurement of credit risk

Periodically, the Organization evaluates the expected losses of the exposures subject to credit risk by means of statistical models and internal processes, considering the historical loss experience, which comprises approximately 8 years, as well as the current quality and characteristics of clients and operations, including their guarantees. Macroeconomic Information is also used in the measurement by means of econometric models that incorporate the current and prospective effects of economic variables in the estimates of expected loss. The main macroeconomic variables used in this process are tied to interest rates, inflation rates and internal and external economic activity indexes.

The Organization uses different indicators for classification in stages, according to the profile of the client and the operation. Below we present the breakdown of segments, according with stages and indictors.

Retail Segment:

•       Stage 1: up-to-date exposure or 30 days in arrears;

•         Stage 2: exposure between 31 and 90 days in arrears, except for residential real estate financing that is between 31 and 180 days, or classification to internal ratings framed as medium or high risk;

•       Stage 3 (Default or "impaired"): exposure due over 90 days, except for residential real estate financing that is above180 days.

Wholesale Segment:

•       Stage 1: up-to-date exposure or 30 days in arrears;

•         Stage 2: exposure due between 31 and 90 days, except for residential real estate financing that is between 31 and 180 days, or classification to internal ratings framed as medium or high risk;

•       Stage 3 (Default or "impaired"): material exposure due beyond 90 days, except for financing residential real estate, which is due over 180 days and/or that showed signs that they would not be honored in the agreed conditions without the execution of guarantees, such as: bankruptcy events, judicial recovery and restructuring of debts.

     F-46     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure to noncompliance (EAD).

The PD parameter refers to the probability of noncompliance perceived by the Organization regarding the client, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the client, such as the internal rating and segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of noncompliance, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Clients with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the particularities of each operation.

EAD refers to the exposure (book value) of the client in relation to the Organization at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of noncompliance of the client.

Bradesco     F-47

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2018
	Gross value	Expected loss	Book value
Financial assets
Cash and balances with banks (Note 20)	107,209,743	-	107,209,743
Financial assets at fair value through profit or loss (Note 21)	246,161,150	-	246,161,150
Financial assets at fair value through other comprehensive income (Note 24)	178,050,536	(337,506)	178,050,536
Loans and advances to banks (Note 26)	105,250,928	(1,978)	105,248,950
Loans and advances to customers (Note 27)	411,492,655	(31,105,579)	380,387,076
Securities at amortized cost (Note 28)	143,626,776	(3,022,038)	140,604,738
Other financial assets (Note 35)	43,893,309	-	43,893,309
Provision for Expected Loss
Loan Commitments (Note 27)	-	(2,551,676)	(2,551,676)
Financial guarantees (Note 27)	-	(719,216)	(719,216)
Items not recorded in the balance sheet (Note 46)	301,345,624	-	301,345,625
Total risk exposure	1,537,030,721	(37,737,993)	1,499,630,235

The Organization's maximum credit risk exposure was R$1,499,630,235 thousand in 2018, which was an increase of 8.4% compared to 2017.

Of this exposure, R$107,209,743 thousand, or 7.1% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Financial assets at fair value through profit or loss (16.4% of total exposure) are mostly low credit risk, composed mainly of Brazilian government securities at fair value and also include derivative financial instruments.

Financial assets at fair value through other comprehensive income amounted to R$178,050,536 thousand (11.9% of total exposure), are recorded at fair value with changes in ECL recognized in profit or loss and are represented mostly by Brazilian government securities, for details of these assets , see note 24.

Loans and advances to financial institutions, which are 7.0% of the total, consist basically of repurchase agreements which have a low credit risk.

Loans and advances to customers represent 25.4% of the total exposure, for details of these assets and the expected loss, see note 27 for details.

Financial assets at amortized cost represent 9.4% of the total, for details of these assets, see note 28.

Operations classified as "Other financial assets" represent 2.9% of the total and are basically comprised of foreign exchange operations and escrow deposits.

In 2018, items not recorded in the consolidated balance sheet (recorded in clearing accounts) totaled R$301,345,625 thousand, representing 20.1% of total exposure.

     F-48     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to customers

Concentration of credit risk

	On December 31
	2018	2017
Largest borrower	2.2%	2.5%
10 largest borrowers	9.1%	8.2%
20 largest borrowers	12.9%	12.2%
50 largest borrowers	18.6%	17.8%
100 largest borrowers	22.9%	22.2%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	On December 31 - R$ thousand
	2018	%	2017	%
Public sector	9,259,368	2.3	9,676,927	2.6
Oil, derivatives and aggregate activities	9,092,151	2.2	9,410,382	2.5
Production and distribution of electricity	1,829	-	1,322	-
Other industries	165,388	-	265,223	0.1
Private sector	402,233,287	97.7	364,136,738	97.4
Companies	209,365,567	50.9	190,148,345	50.9
Real estate and construction activities	25,267,761	6.1	29,383,442	7.9
Retail	32,472,286	7.9	23,935,638	6.4
Services	19,086,508	4.6	17,996,533	4.8
Transportation and concession	17,261,369	4.2	14,190,284	3.8
Automotive	11,284,972	2.7	10,014,454	2.7
Food products	12,040,631	2.9	8,866,028	2.4
Wholesale	11,467,168	2.8	9,045,916	2.4
Production and distribution of electricity	4,784,015	1.2	7,360,804	2.0
Siderurgy and metallurgy	7,698,444	1.9	7,001,290	1.9
Sugar and alcohol	6,907,858	1.7	7,042,811	1.9
Other industries	61,094,555	14.8	55,311,145	14.8
Individuals	192,867,720	46.9	173,988,393	46.5
Total portfolio	411,492,655	100.0	373,813,665	100.0
Impairment of loans and advances	(31,105,579)		(27,055,566)
Total of net loans and advances to customers	380,387,076		346,758,099

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

The table below shows the financial effect of the guarantee on credit and financial lease transactions.

Bradesco     F-49

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	2018
	Book value (1)	Fair Value Guarantees
Individuals	192,867,720	121,318,093
Stage 1	165,031,788	109,456,403
Stage 2	15,354,577	8,925,277
Stage 3	12,481,355	2,936,413

Companies	218,624,935	77,161,470
Stage 1	177,191,748	61,244,814
Stage 2	21,750,673	7,374,186
Stage 3	19,682,514	8,542,470
Total	411,492,655	198,479,563

(1) Of the total balance of credit operations, R$284,373,526 thousand refers to operations without guarantees.

3.2.    Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial instruments, such as its asset and liability transactions that may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business areas to the Board of Directors.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution No. 4,557/17, of CMN, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

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

     F-50     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio of Prudential Conglomerate (includes, in its consolidation basis, entities located in the country and abroad, financial institutions, similar to financial institutions over which the institution has direct or indirect control, in addition to investment funds pursuant to CMN Resolution No. 4,280/13) are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

Bradesco     F-51

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

To measure the Banking Portfolio interest rate risk, the premise of prepayment of loans is not used. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. After all the deductions related to demand and savings deposits, for example, the required compulsory deposits held at Central Bank of Brazil, the remaining balance (free funds) is allocated in accordance with the maturity flows of fixed-rate lending operations, and in the case of savings, the risk factor considered for its mapping is the TR coupon.

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

In December 2014, the National Monetary Council published Resolution No. 4,389/14, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at market value and guidelines for the application of prudential adjustments for such instruments. The Organization aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

     F-52     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted to approval of the Board of Directors, and they are revised at least once a year.

Should any threshold controlled by the Integrated Risk Control Department – DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk Management and Capital Allocation Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

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

Cash flow Hedge

On December 31, 2018, Bradesco maintained cash flow hedges. See more details in Note 23.

Standardized and “Continuous Use” Derivatives

Bradesco     F-53

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Financial Exposure – Trading Portfolio (Fair value)

Risk factors	R$ thousand
	On December 31
	2018		2017
	Assets	Liabilities	Assets	Liabilities
Fixed rates	8,131,939	6,081,794	11,614,849	6,184,099
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	249,922	191,486	1,053,893	532,957
Exchange coupon	1,090,277	785,578	1,808,598	1,658,084
Foreign Currency	1,471,956	1,611,049	1,808,598	2,103,715
Equities	776,376	776,735	461,957	468,911
Sovereign/Eurobonds and Treasuries	3,805,259	1,099,612	560,619	360,252
Other	685,724	31,729	257,537	98,517
Total	16,211,453	10,577,983	17,566,051	11,406,535

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects in end of 2018 was R$5,776 thousand, with the interest rate risk Sovereign/Eurobonds and Treasuries as the largest participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2018	2017
Fixed rates	850	8,956
IGPM/IPCA	264	2,751
Exchange coupon	142	48
Foreign Currency	712	2,925
Sovereign/Eurobonds and Treasuries	3,770	826
Equities	655	289
Other	1,597	1
Correlation/diversification effect	(2,214)	(1,379)
VaR at the end of the year	5,776	14,417

Average VaR in the year	21,624	24,024
Minimum VaR in the year	4,316	5,499
Maximum VaR in the year	76,935	100,640

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gama–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon(1) (the highest between 10 days and the horizon of the portfolio)  by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

     F-54     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk factors	R$ thousand
	On December 31
	2018		2017
	VaR	Stressed	VaR	Stressed
Interest rate	8,131	47,851	37,659	48,400
Exchange rate	5,666	20,959	7,715	17,300
Commodity price (Commodities)	8,194	14,704	1,110	200
Equities	3,355	4,844	2,065	7,400
Correlation/diversification effect	(7,569)	33,180	36,429	240
VaR at the end of the year	17,777	121,538	84,978	73,540

Average VaR in the year	69,852	117,946	87,358	107,059
Minimum VaR in the year	17,777	57,523	24,945	26,803
Maximum VaR in the year	252,797	231,080	369,342	236,895

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

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

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR four times, with a confidence level of 99%.

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$185,192 thousand in 2018 (2017 – R$168,751 thousand), and the maximum estimated loss in the year of 2018 would be R$419,677 thousand (2017 – R$387,884 thousand).

Bradesco     F-55

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31
	2018	2017
At the end of the year	59,489	103,949
Average in the year	185,192	168,751
Minimum in the year	52,716	53,426
Maximum in the year	419,677	387,884

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$3.91 was used, while for a 1-year fixed interest rate of 6.55%, a scenario of 6.56% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$4.84 was used, while for a 1-year fixed interest rate of 6.55%, a 8.18% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.87 a scenario of R$5.81 was used, while for a 1-year fixed interest rate of 6.55%, a 9.82% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

(2) Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

     F-56     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(67)	(11,474)	(22,374)	(359)	(61,497)	(120,385)
Price indexes	Exposure subject to variations in price index coupon rates	(22)	(2,462)	(4,706)	(147)	(17,576)	(33,298)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(3)	(236)	(460)	(9)	(420)	(839)
Foreign currency	Exposure subject to exchange rate variations	(331)	(8,265)	(16,529)	(1,629)	(40,736)	(81,473)
Equities	Exposure subject to variation in stock prices	(88)	(2,195)	(4,389)	(1,215)	(30,378)	(60,757)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(315)	(93,073)	(129,865)	(2,469)	(61,730)	(123,461)
Other	Exposure not classified in other definitions	-	(37)	(73)	-	-	-
Total excluding correlation of risk factors		(826)	(117,742)	(178,396)	(5,828)	(212,337)	(420,213)
Total including correlation of risk factors		(429)	(93,092)	(130,432)	(3,448)	(131,662)	(259,684)

 (1) Values net of taxes.

Bradesco     F-57

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(16,141)	(2,973,012)	(5,760,223)	(12,579)	(2,339,939)	(4,560,181)
Price indexes	Exposure subject to variations in price index coupon rates	(8,410)	(913,671)	(1,630,441)	(512)	(56,130)	(107,716)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,368)	(119,441)	(229,387)	(1,575)	(80,110)	(158,548)
Foreign currency	Exposure subject to exchange rate variations	(407)	(10,119)	(20,238)	(600)	(15,004)	(30,008)
Equities	Exposure subject to variation in stock prices	(21,229)	(530,729)	(1,061,459)	(16,289)	(407,237)	(814,475)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,762)	(92,193)	(184,758)	(4,978)	(205,764)	(406,054)
Other	Exposure not classified in other definitions	(412)	(10,298)	(20,596)	(12)	(307)	(613)
Total excluding correlation of risk factors		(49,729)	(4,649,463)	(8,907,102)	(36,545)	(3,104,491)	(6,077,595)
Total including correlation of risk factors		(37,535)	(3,905,602)	(7,499,908)	(26,956)	(2,678,101)	(5,232,466)

 (1) Values net of taxes.

     F-58     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

The Organization has a Liquidity Risk Management Policy approved by the Board of Directors, which has as one of its objectives to ensure the existence of norms, criteria and procedures for the correct monitoring of this type of risk, as well as the existence of a strategy and of action plans for liquidity crisis situations. The policy and controls established fully comply with the provisions of CMN Resolution No. 4,557/17.

Control and Monitoring

Liquidity risk management is carried out by the Treasury Department, based on the positions available, by independent area. The DCIR is responsible for the measurement methodology, control of the limits established by type of currency and company (including non-financial), review of policies, standards, criteria and procedures and studies for new recommendations.

Liquidity risk is monitored daily by the business and control areas and at the meetings of the Asset and Liability Management Treasury Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Risk Committee and the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Since October 2017, the Organization adopted as metric also for internal management, Short-Term Liquidity indicator (liquidity coverage ratio), as provided by CMN Resolution No. 4,401/15 of Central Bank Circular Letter No. 3,749/15.

Bradesco     F-59

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

LCR - Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow, calculated based on a generic stress scenario. The formula shows the main components of the indicator as follows:

In accordance with the LCR implantation schedule, the level of the ratio between HQLA and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Regulator to capture idiosyncratic and market shocks, considering the period of 30 days. The items below show some of the shocks included in the methodology:

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

High Quality Liquid Assets (HQLA)

HQLA are assets that maintain their market liquidity in periods of stress and that meet the minimum requirements established by the Central Bank of Brazil, such as, among others, being free of any legal impediment or restriction; suffering little or no loss in market value when converted into cash; having a low credit risk; easy and accurate pricing; and being traded in an active and important market, with little difference between the purchase and sale price, high traded volume and a large number of participants. These assets are subject to weighting factors which may reduce their value, for example, in accordance with the risk rating of their issuer or the historic variation in their market price, among other requirements.

Cash Outflows and Inflows

Cash outflows are the result of a reduction in deposits and funding; the maturity of securities issued; scheduled contractual obligations for the next 30 days; margin adjustments and calls in derivative operations; the utilization/withdrawal of credit and liquidity lines granted by the Bank; and contingent cash outflows.

Cash inflows for the next 30 days correspond to the expected receipt of loans and financings; deposits; securities; and margin adjustments and easing in derivative operations.

     F-60     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate:

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
		On December 31 (1)		On December 31 (2)
		2018		2017
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		140,377,669		125,596,242
Number of Line	Cash Outlows
2	Ratail funding:	235,539,799	21,919,302	210,005,411	17,749,477
3	Stable funding	119,809,242	5,990,462	135,661,528	6,783,076
4	Less stable funding	115,730,557	15,928,840	74,343,883	10,966,401
5	Non-collateralized wholesale funding:	125,136,835	50,927,871	112,474,083	50,716,519
6	Operating deposits (all counterparties) and affiliated cooperative deposits	8,648,728	432,436	8,152,936	407,647
7	Non-operating deposits (all counterparties)	115,864,088	49,871,416	103,275,838	49,263,563
8	Other non-collateralized wholesale funding	624,019	624,019	1,045,309	1,045,309
9	Collateralized wholesale funding	-	5,361,781	-	6,656,909
10	Additional requirements:	104,341,246	14,181,343	97,751,894	13,746,422
11	Related to exposure to derivatives and other collateral requirements	14,419,270	6,741,269	15,192,265	7,089,564
12	Related to funding losses through the issue of debt instruments	554,811	554,811	345,574	345,574
13	Related to lines of credit and liquidity	89,367,165	6,885,263	82,214,055	6,311,284
14	Other contractual obligations	33,875,647	31,857,396	30,492,461	28,811,462
15	Other contingent obligations	122,319,336	4,915,397	131,133,680	5,160,312
16	Total cash outflows	-	129,163,090	-	122,841,101
Number of Line	Cash Inflows
17	Collateralized loans	95,238,798	-	161,500,640	-
18	Outstanding loans whose payments are fully up-to-date	30,039,902	16,950,831	32,424,050	21,009,387
19	Other cash inflows	37,235,944	30,511,989	24,624,328	21,429,233
20	Total cash inflows	162,514,644	47,462,820	218,549,018	42,438,620
			Total Adjusted Amount (5)		Total Adjusted Amount (5)
21	Total HQLA		140,377,669		125,596,242
22	Total net cash outflow		81,700,271		80,402,480
23	LCR (%) (5)		171.8%		156.2%

(1) Calculated based on the simple daily average of the months that compose the quarter (61 observations);
(2) Calculated based on the simple average of the closing of the months that compose the quarter (3 observations);

(3) Corresponds to the total balance related to the item of cash inflows or outflows;

(4) Corresponds to the value after application of the weighting factors; and

(5) Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Central Bank of Brazil, mainly of federal government securities. These net assets resulted in R$140,377,668 thousand, the average of the fourth quarter of 2018.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 56.0% are redemptions and non-renewals retail and wholesale funding without collateral (unsecured), as shown on the lines 2 and 5 of the table.

Another relevant group refers to the item "Other contractual obligations" (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to R$47,462,820 thousand in the average of the fourth quarter of 2018, stand out the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

Net Stable Funding

Bradesco     F-61

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Net Stable Funding (NSFR) aims to asses if the Organization is financing its activities (assets) from more stable sources of funding (liabilities). The NSFR corresponds to the ratio between the Available Stable Funding (ASF) and the Required Stable Funding (RSF), which are defined according to the structures of assets and liabilities of the institution that are weighted according to the definitions of the Regulator.

The following figure shows the main components of the indicator:

Available Stable Funding (ASF)

The available stable funding is represented by the Liabilities and Shareholders’ Equity, which are weighted according to their stability, in which the resources considered as more stable are determined mainly by behavioral aspects of the clients, also considering their relationship with the institution, legal aspects and other variables implied.

Required Stable Funding (RSF)

The required stable funding shall be determined according to the assets in the balance sheet and other financial instruments, for example, credit limits provided and guarantees given, which are weighted by aspects related to the type of operation, maturity, and counterparty, among others.

The following table shows the NSFR of December of the Prudential Conglomerate:

R$ thousand
Information on the Long-term Indicator (NSFR)
		On December 31, 2018 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
Number of Line	Available stable funding (ASF)
1	Capital	121,289,750	-	-	47,181,305	168,471,055
2	Reference Equity, gross of regulatory deductions	121,289,750	-	-	-	121,289,750
3	Other instruments not included in line 2	-	-	-	47,181,305	47,181,305
4	Ratail funding:	125,747,484	121,158,207	928,202	3,531,590	232,929,002
5	Stable funding	80,033,425	46,858,729	46,015	467	120,591,728
6	Less stable funding	45,714,059	74,299,478	882,187	3,531,123	112,337,274
7	Wholesale Funding, of which:	22,215,270	360,387,800	37,722,267	113,139,255	203,870,597
8	Operating deposits and deposits of affiliated cooperatives	9,164,749	-	-	-	4,157,051
9	Other wholesale fundings	13,050,521	360,387,800	37,722,267	113,139,255	199,713,546
10	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	26,014,027	20,575	203,130	-
11	Other liabilities, of which:	67,588,097	16,123,614	-	-	2,394,664
12	Derivatives whose replacement value is less than zero	-	16,123,614	-	-	-
13	Other liabilities or shareholders' equity not included in the previous items	67,588,097	-	-	-	2,394,664
14	Total of Available Stable Funding (ASF)	-	-	-	-	607,665,318
15	Total High Quality Liquid Assets (HQLA)	-	-	-	-	10,978,040
16	Operating deposits held in other financial institutions	-	-	-	-	-
17	Securities, securities and transactions with financial institutions, non-financial institutions and central banks, of which:	4,981,329	208,163,497	51,172,541	237,826,970	281,492,138
18	Transactions with financial institutions collateralized by Level 1 HQLA	-	5,583,766	-	-	558,377
19	Transactions with financial institutions collateralized by HQLA Level 2A, Level 2B or without collateral	-	100,234,344	2,463,757	2,351,303	5,077,176
20	Loans and financing granted to wholesale, retail, central government and central bank operations, of which:	-	96,715,762	46,251,306	142,375,233	195,963,868
21	Operations with a Risk Weighting Factor (FPR) of less than or equal to 35%, pursuant to Circular No. 3644, of 2013	-	-	-	-	-
22	Residential real estate financing, of which:	-	904,499	892,290	30,708,792	20,859,110
23	Operations that comply with the provisions of Circular No. 3644, of 2013, art. 22	-	904,499	892,290	30,708,792	20,859,110
24	Securities not eligible for HQLA, including shares traded on the stock exchange	4,981,329	4,725,126	1,565,188	62,391,642	59,033,607
25	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	28,233,429	4,997,705	231,882	-
26	Other assets, of which:	190,860,571	14,761,798	1,377,311	26,863,862	178,448,719
27	Operations with gold and commodities, including those with a forecast of physical settlement	-	-	-	-	-
28	Assets provided as a result of the deposit of initial guarantee margin in operation with derivatives and participation in	-	-	-	9,091,888	7,728,105
	mutualized guarantee funds of clearing houses and clearing and settlement service providers that are interposed as central counterparty
29	Derivatives whose replacement value is greater than or equal to zero	-	-	-	14,140,931	-
30	Derivatives whose replacement value is less than zero, gross of the deduction of any guarantee provided as a result of the margin deposit	-	-	-	-	806,181
31	Other assets not included in the previous lines	190,860,571	14,761,798	1,377,311	3,631,043	169,914,433
32	Transactions not recorded in the balance sheet	-	305,134,878	-	-	11,028,648
33	Total Required Stable Funding (RSF)	-	-	-	-	481,947,544
34	NSFR (%)					126.1%

     F-62     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The NSFR long term indicator presented a volume weighted for available stable funding resources much higher to that of required stable funding resources, with a surplus weighted balance of approximately R$126 billion, resulting in an indicator of 126.1%.

The amount of available stable funding (ASF) is formed largely by the funding of clients considering the level of stability as the main factor for the contribution of the ASF. The calculation of December 2018 for the ASF presented a participation of 38% from the funding of Retail and 34% from the funding of Wholesale.

The values of required stable funding (RSF) are constituted by the Asset items and by items not recognized on the balance sheet. These balance sheet items are weighted according to their respective liquidity profile, therefore, the items related to loans and other assets, with low or no liquidity, feature prominently in the RSF (high weighting factors), while highly liquid assets, such as, for example unpledged federal public securities, receive low weighting factors. For the month of December 2018 the loan operations (item 20) accounted for 41% of the total RSF, while other assets (item 31) participated in 35% of the RSF.

Internal Communication

Bradesco     F-63

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

•       Elaboration of complementary reports where the concentrations of funding by type of product, term and counterparty are presented; and

•       Weekly reports to the Senior Management, showing the behavior and expectations related to the liquidity situation.

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

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	187,971,161	11,043,189	31,568,186	18,339,106	6,278,070	255,199,712
Deposits from customers	154,751,012	8,321,457	51,709,653	142,724,058	86,171	357,592,351
Funds from issuance of securities	2,715,463	7,704,113	57,416,558	110,993,400	2,819,759	181,649,293
Subordinated debt	303,419	83,095	6,290,777	25,122,764	43,080,703	74,880,758
Other financial liabilities (1)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	62,598,235
Total liabilities	384,505,493	38,942,380	151,702,985	300,851,827	55,917,664	931,920,349

     F-64     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

Bradesco     F-65

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	1,302,578	464,191	6,428,914	6,266,955	350,374	14,813,012
Non-deliverable forwards	96,680	141,438	250,176	25,676	637	514,607
• Purchased	14,062	17,695	101,869	18,090	637	152,353
• Sold	82,618	123,743	148,307	7,586	-	362,254
Premiums of options	1,001,464	20,355	127,983	123,491	372,057	1,645,350
Adjustment payables - future	21,283	-	-	-	-	21,283
Total of derivative liabilities	2,422,005	625,984	6,807,073	6,416,122	723,068	16,994,252

	R$ thousand
	On December 31, 2017
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	279,134	125,468	536,406	12,169,717	166,038	13,276,763
Non-deliverable forwards	201,115	95,761	147,710	66,682	737	512,005
• Purchased	73,599	53,513	90,914	65,640	737	284,403
• Sold	127,516	42,248	56,796	1,042	-	227,602
Premiums of options	551,220	13,510	34,443	63,052	303,200	965,425
Adjustment payables - future	155,305	-	-	-	-	155,305
Total of derivative liabilities	1,186,774	234,739	718,559	12,299,451	469,975	14,909,498

     F-66     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2018
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	107,209,743	-	-	-	-	-	107,209,743
Financial assets at fair value through profit or loss	3,129,166	3,917,446	5,425,013	164,553,949	61,990,603	7,144,973	246,161,150
Financial assets at fair value through other comprehensive income	17,262,976	44,288,649	14,212,201	67,290,177	24,067,050	10,929,483	178,050,536
Loans and advances to customers, net of impairment	62,060,766	92,247,120	52,642,217	124,423,414	49,013,559	-	380,387,076
Loans and advances to banks, net of impairment	32,770,492	68,354,830	1,831,146	2,292,482	-	-	105,248,950
Securities, net of provision for losses	1,040,454	2,361,956	855,476	91,922,854	44,423,998	-	140,604,738
Other financial assets (1)	29,524,094	134,393	131,233	11,910,297	2,193,292	-	43,893,309
Total financial assets	252,997,691	211,304,394	75,097,286	462,393,173	181,688,502	18,074,456	1,201,555,502

Liabilities
Financial liabilities at amortized cost
- Deposits from banks	193,135,637	20,377,472	13,489,852	15,646,679	4,664,339	-	247,313,979
- Deposits from customers (2)	154,046,665	15,639,175	42,076,109	128,959,777	26,470	-	340,748,196
- Funds from issuance of securities	2,598,083	29,410,415	34,192,057	81,108,678	719,785	-	148,029,018
- Subordinated debt	7,059	149,894	6,305,187	22,492,556	15,434,005	9,254,743	53,643,444
- Other financial liabilities (3)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	-	62,598,235
Financial liabilities at fair value through profit or loss	15,066,551	373,896	162,153	177,029	372,458	-	16,152,087
Provision for Expected Loss
- Loan Commitments	-	-	-	2,551,676	-	-	2,551,676
- Financial guarantees	-	-	-	719,216	-	-	719,216
Insurance technical provisions and pension plans (2)	216,282,259	2,347,327	939,034	32,009,667	-	-	251,578,287
Total financial liabilities	619,900,692	80,088,705	101,882,203	287,337,777	24,870,018	9,254,743	1,123,334,138

Bradesco     F-67

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

     F-68     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2018
	Current	Non-current	Total
Assets
Total financial assets	539,399,371	662,156,131	1,201,555,502
Non-current assets held for sale	1,353,330	-	1,353,330
Investments in associated companies	-	8,125,799	8,125,799
Premises and equipment	-	8,826,836	8,826,836
Intangible assets and goodwill, net of accumulated amortization	-	16,128,548	16,128,548
Taxes to be offset	3,683,210	9,815,054	13,498,264
Deferred income tax assets	-	48,682,569	48,682,569
Other assets	5,443,840	1,929,026	7,372,866
Total non-financial assets	10,480,380	93,507,832	103,988,212
Total assets	549,879,751	755,663,963	1,305,543,714

Liabilities
Total financial liabilities	801,871,600	321,462,538	1,123,334,138
Other reserves	1,846,682	17,955,489	19,802,171
Current income tax liabilities	2,373,261	-	2,373,261
Deferred income tax assets	48,925	1,151,664	1,200,589
Other liabilities	32,630,277	1,527,158	34,157,435
Total non-financial liabilities	36,899,145	20,634,311	57,533,456
Total equity	-	124,676,120	124,676,120
Total liabilities	838,770,745	466,772,969	1,305,543,714

	R$ thousand
	On December 31, 2017
	Current	Non-current	Total
Assets
Total financial assets	531,664,989	594,907,322	1,126,572,311
Non-current assets held for sale	1,520,973	-	1,520,973
Investments in associated companies	-	8,257,384	8,257,384
Premises and equipment	-	8,432,475	8,432,475
Intangible assets and goodwill, net of accumulated amortization	-	16,179,307	16,179,307
Taxes to be offset	4,589,981	5,934,594	10,524,575
Deferred income tax assets	-	43,731,911	43,731,911
Other assets	6,602,669	2,531,835	9,134,504
Total non-financial assets	12,713,623	85,067,506	97,781,129
Total assets	544,378,612	679,974,828	1,224,353,440

Liabilities
Total financial liabilities	796,304,508	252,818,997	1,049,123,505
Other reserves	1,349,366	17,141,361	18,490,727
Current income tax liabilities	2,416,345	-	2,416,345
Deferred income tax assets	36,344	1,215,503	1,251,847
Other liabilities	33,460,225	1,917,087	35,377,312
Total non-financial liabilities	37,262,280	20,273,951	57,536,231
Total equity	-	117,693,704	117,693,704
Total liabilities	833,566,788	390,786,652	1,224,353,440

Bradesco     F-69

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

     F-70     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2018
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	202,199,216	4,556,831	3	206,756,050
Corporate debt and marketable equity securities	3,678,532	5,206,852	418,558	9,303,942
Bank debt securities	1,554,257	8,610,197	-	10,164,454
Mutual funds	3,657,393	-	-	3,657,393
Foreign governments securities	849,114	-	-	849,114
Brazilian sovereign bonds	659,603	-	-	659,603
Financial assets at fair value through profit or loss	212,598,115	18,373,880	418,561	231,390,556
Derivative financial instruments (assets)	34,752	14,699,247	36,595	14,770,594
Derivative financial instruments (liabilities)	(32,434)	(16,095,752)	(23,901)	(16,152,087)
Derivatives	2,318	(1,396,505)	12,694	(1,381,493)
Brazilian government securities	150,778,773	-	39,982	150,818,755
Corporate debt securities	3,761,191	1,664,892	549,111	5,975,194
Bank debt securities	5,715,372	205,704	-	5,921,076
Brazilian sovereign bonds	1,564,667	-	-	1,564,667
Mutual funds	2,841,361	-	-	2,841,361
Marketable equity securities and other stocks	5,266,028	2,649,350	3,014,105	10,929,483
Financial assets at fair value through other comprehensive income	169,927,392	4,519,946	3,603,198	178,050,536
Total	382,527,825	21,497,321	4,034,453	408,059,599

	R$ thousand
	On December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	198,273,452	3,975,816	4	202,249,272
Corporate debt and marketable equity securities	3,716,053	8,271,295	352,442	12,339,790
Bank debt securities	1,952,015	6,396,254	-	8,348,269
Mutual funds	4,377,508	-	-	4,377,508
Foreign governments securities	528,010	-	-	528,010
Brazilian sovereign bonds	307	-	-	307
Trading securities	208,847,345	18,643,365	352,446	227,843,156
Derivative financial instruments (assets)	46,601	13,814,312	5,972	13,866,885
Derivative financial instruments (liabilities)	-	(14,264,124)	(10,875)	(14,274,999)
Derivatives	46,601	(449,812)	(4,903)	(408,114)
Brazilian government securities	103,237,635	-	44,123	103,281,758
Corporate debt securities	4,786,078	31,740,856	3,451,696	39,978,630
Bank debt securities	1,086,454	97,399	-	1,183,853
Brazilian sovereign bonds	728,127	-	-	728,127
Foreign governments securities	3,202,547	-	-	3,202,547
Marketable equity securities and other stocks	4,380,606	3,261,732	3,395,469	11,037,807
Available-for-sale securities	117,421,447	35,099,987	6,891,288	159,412,722
Brazilian government securities	53,841,066	-	-	53,841,066
Corporate debt securities	825,287	-	-	825,287
Bank debt securities	4,904,070	-	-	4,904,070
Brazilian sovereign bonds	713,555	-	-	713,555
Financial assets pledged as collateral	60,283,978	-	-	60,283,978
Total	386,599,371	53,293,540	7,238,831	447,131,742

Derivative Assets and Liabilities

The Organization’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

Bradesco     F-71

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2018 and 2017:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivatives	Total
Balance on December 31, 2016	287,224	5,013,353	(8,617)	5,291,960
Included in the statement of income and other comprehensive income	15,868	(735,002)	-	(719,134)
Acquisitions	74,908	4,019,844	3,714	4,098,466
Write-offs	(25,554)	(1,406,907)	-	(1,432,461)
Balance on December 31, 2017	352,446	6,891,288	(4,903)	7,238,831
Included in the statement of income and other comprehensive income	24,142	(374,664)	-	(350,522)
Acquisitions	150,950	91,668	17,597	260,215
Write-offs	(22,262)	(939)	-	(23,201)
Transfer with categories (1)	-	(3,419,149)	-	(3,419,149)
Transfer levels	(86,715)	320,342	-	233,627
Balance on December 31, 2018	418,561	3,508,546	12,694	3,939,801

 (1) With the adoption of IFRS 9, a significant portion of the debentures that were in the category of available for sale are now measured at amortized cost.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2018, 2017 and 2016:

	R$ thousand
	Year ended December 31, 2018
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	8,415	79,579	87,994
Net trading gains/(losses) realized and unrealized	15,727	(454,243)	(438,516)
Total	24,142	(374,664)	(350,522)

     F-72     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets available for sale	Total
Interest and similar income	25,967	182,269	208,236
Net trading gains/(losses) realized and unrealized	(10,099)	(917,271)	(927,370)
Total	15,868	(735,002)	(719,134)

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets available for sale	Total
Interest and similar income	16,518	207,164	223,682
Net trading gains/(losses) realized and unrealized	(3,363)	(1,381,389)	(1,384,752)
Total	13,155	(1,174,225)	(1,161,070)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2018
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(7)	(1,491)	(2,669)	(102)	(20,473)	(36,901)
Price indexes	-	-	-	(16)	(1,750)	(3,296)
Equities	(1,748)	(43,705)	(87,410)	(15,987)	(399,669)	(799,338)

	R$ thousand
	On December 31, 2017
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(8)	(1,931)	(3,482)	(63)	(14,873)	(26,345)
Price indexes	-	-	-	(10)	(1,269)	(2,394)
Equities	(1,351)	(33,783)	(67,567)	(17,825)	(445,615)	(891,231)

 (1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$3.91 was used, while for a 1-year fixed interest rate of 6.55%, a 6.56% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.87 a scenario of R$4.84 was used, while for a 1-year fixed interest rate of 6.55%, a 8.18% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.87 a scenario of R$5.81 was used, while for a 1-year fixed interest rate of 6.55%, a 9.82% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

Bradesco     F-73

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2018
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	105,248,950	-	105,248,950	105,248,950
· Customers	-	-	381,797,390	381,797,390	380,387,076
Securities at amortized cost	90,337,827	50,758,010	5,827,822	146,923,659	140,604,738

Financial liabilities
Deposits from banks	-	-	248,216,967	248,216,967	247,313,979
Deposits from customers	-	-	340,512,921	340,512,921	340,748,196
Funds from issuance of securities	-	-	147,572,438	147,572,438	148,029,018
Subordinated debt	-	-	54,081,544	54,081,544	53,643,444

	R$ thousand
	On December 31, 2017
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
· securities purchased under agreements to resell	-	123,691,195	-	123,691,195	123,691,195
Held to maturity	29,182,489	11,963,782	-	41,146,271	39,006,118
Loans and receivables
· Banks (1)	-	32,247,724	-	32,247,724	32,247,724
· Customers (1)	-	-	346,633,592	346,633,592	346,758,099

Financial liabilities
Deposits from banks	-	-	285,716,505	285,716,505	285,957,468
Deposits from customers	-	-	261,760,442	261,760,442	262,008,445
Funds from issuance of securities	-	-	134,890,631	134,890,631	135,174,090
Subordinated debt	-	-	51,012,436	51,012,436	50,179,401

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

     F-74     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost

Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 28 and 29 for further details regarding the amortized cost and fair values of held-to-maturity securities.

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

3.5.   Independent Model Validation

The main purpose of the Independent Model Validation Area – AVIM is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended.

The Independent Model Validation adopts a methodology that includes quantitative and qualitative dimensions, assessing the adequacy of processes of governance, construction of models and their assumptions, and use and monitoring of the models, which are:

Qualitatives

•         Scope of the Model: scope or coverage of the model, which encompasses the purpose for which it is intended, the type of risk involved, the companies exposed to this risk, the portfolios, products, segments, channels, etc.;

•         Application of the Model: aspects relating to the use of the model, which includes the definition of the model, the reasonableness in the use of the factors of the model, and the flow and timeliness of information for decision making; and

•         Technological Environment and Consistency of Data: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also encompasses the consistency of data, considering the features of version control and access, backup, traceability, changes of parameters, quality of data, contingency of systems and automated controls.

Quantitatives

•         Measuring System: challenge to the procedures for measurement of risk, both basis and stress, encompassing the definition, implementation and validation of the method, consisting of the methodology, assumptions, parameters, calculation routine, input data and results; and

•         Backtesting: statistical procedure used to assess the adherence of the model by comparing the values estimated by the model and the values observed over a period of time, previously defined. It includes methodological aspects of formalization and use for the improvement of the model.

Bradesco     F-75

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the implementation of its activities, the AVIM may use structures already deployed and ingrained in the Organization with the aim of avoiding the overlap of functions. Its results are reported to the managers and to the Integrated Risk Management and Capital Allocation Committee.

3.6.   Capital management

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

The governance structure for the capital management and the Internal Capital Adequacy Assessment Process (ICAAP) is composed by Committees and its highest level body is the Board of Directors. The most important is the Planning, Budget and Control Department – DPOC, whose mission is to provide the efficient and effective management of the business through strategic management and planning. The DPOC supports the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels. The Department is responsible for complying with the provisions of Central Bank of Brazil regarding capital management activities.

Capital Adequacy

The RC adequacy is verified daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The determination of the Central Bank of Brazil is that the financial institutions permanently maintain capital and additional Common Equity Tier I (Conservation, Countercyclical and Systemic) compatible with the risks from their activities. The risks are represented by Risk-Weighted Asset (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk components.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

Analysis of Reference Equity (PR)

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31
	2018	2017
	Prudential
Tier I capital	90,322,147	80,084,744
Common equity	81,090,060	75,079,777
Shareholders’ equity	121,120,869	110,457,476
Minority / Other	169,606	68,072
Prudential adjustments (1)	(40,200,415)	(35,445,771)
Additional Capital (3)	9,232,087	5,004,967
Tier II capital	27,618,026	24,588,090
Subordinated debts (Resolution No. 4.192/13)	22,416,933	16,947,024
Subordinated debts (prior to Resolution No. 4.192/13)	5,201,093	7,641,066
Reference Equity (a)	117,940,173	104,672,834

- Credit risk	598,057,619	554,928,771
- Market risk	10,407,258	8,908,205
- Operational risk	53,150,786	47,605,162
Risk-weighted assets – RWA (b)	661,615,663	611,442,138
Banking Book's Interest Rate Risk	5,180,343	3,527,467
Margin (Capital Buffer) (2)	34,911,835	34,226,583
Basel ratio (a/b)	17.8%	17.1%
Tier I capital	13.7%	13.1%
- Principal capital	12.3%	12.3%
- Additional capital	1.4%	0.8%
Tier II capital	4.2%	4.0%

     F-76     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

 (1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13. Includes the positive effects of Resolution No. 4,680/18, reducing the impact of deferred tax assets arising from tax losses;
(2) Margin: Minimum (PR - PRE; PR Level I - RWA*6%; PR - RWA*4.5%) - Additional Common Equity; and
(3) Authorization of subordinated debts to compose Tier I in the amount of R$4,179 thousand (R$1,737 thousand in December 2018 and R$2,442 thousand in January 2019).

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate, regulatory approach:

RWA	R$ thousand
	On December 31
	2018	2017
	Prudential
Credit risk	598,057,619	554,928,771
Risk Weight of 0%	-	-
Risk Weight of 2%	83,052	314,012
Risk Weight of 20%	3,229,634	2,224,147
Risk Weight of 35%	11,393,716	10,208,602
Risk Weight of 50%	32,072,200	25,635,506
Risk Weight of 75%	130,208,551	114,553,059
Risk Weight of 85%	115,191,858	105,938,759
Risk Weight of 100%	265,578,016	261,909,360
Risk Weight of 250%	30,408,772	28,139,531
Risk Weight of 300%	6,634,117	2,920,531
FORMULA (1)	3,250,205	-
Risk Weight up to 1,250%	7,498	3,085,264
Market Risk (2)	10,407,258	8,908,205
Fixed-rate in Reais	3,621,542	5,696,584
Foreign Currency Coupon	6,949,809	838,259
Price Index Coupon	1,399,478	1,756,973
Equities	1,087,814	637,924
Commodities	757,438	449,546
Exposure to Gold, Foreign Currencies and Exchange	4,424,487	3,657,957
Operational Risk	53,150,786	47,605,162
Corporate Finance	1,655,552	1,369,491
Trading and Sales	2,443,551	1,667,449
Retail	10,032,258	9,308,681
Commercial	23,508,471	21,518,843
Payment and Settlement	6,834,660	6,132,749
Financial Agent Services	4,055,903	3,628,257
Asset Management	4,465,702	3,827,848
Retail Brokerage	154,689	151,844
Total Risk Weighted Assets	661,615,663	611,442,138
Total Capital Requirement	(57,064,351)	(56,558,398)
Banking Book's Interest Rate Risk	(5,180,343)	(3,527,467)

Additional Common equity (ACPS) (3)	15,713,372	9,171,632
ACP Conservation	12,405,294	7,643,027
ACP Systemic	3,308,078	1,528,605

Bradesco     F-77

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

 (1) For purposes of calculation of the market risk, Circular Letters No. 3,848 (DLO accounts 535,01 and 530,22) and No. 3,849 (DLO accounts 530,22) of Central Bank of Brazil were used;

(2) For purposes of calculation of the market risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, pursuant to Circular Letters No. 3,646 and 3,674 of the Central Bank of Brazil; and

(3) In 2018, the value of the conservation ACP represents 1.875% of the amount of RWA. The systemic ACP represents 0.50% of the amount of RWA Systemic Relevance Factor determined according to Circular Letter No. 3,768 of the Central Bank of Brazil - Total Exposure and GDP of the year before last in relation to the base date: R$1.1 trillion and R$6.3 trillion, respectively. The contracyclical ACP remained at 0% of the amount of RWA, pursuant to Communication No. 32,139 of Central Bank of Brazil, where the RWA of the loan risk to the non-banking private sector (RWACPrNB) is R$528.3 billion in Brazil.

Capital Sufficiency

The capital management process is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Organization’s capital management aims at permanently ensuring a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the leading practices and regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization considers it comfortable to maintain a Tier I Capital margin of at least 25% in relation to the minimum capital requirements in the medium and long term, pursuant to the schedule established by the Central Bank of Brazil for the full adoption of Basel III guidelines.

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which in this period was 17.8%, of which 13.7% and 12.3% was Tier I Capital and Common Equity respectively. In terms of margin, the amount totaled R$34,911,835 thousand, which would allow for an increase of up to R$557,737,318 thousand in loan operations (considering the current composition of the portfolio).

It is important to highlight that since January 2015, according to the CMN Resolution No. 4,192/13 which deals with the methodology for calculating the ratios of Common Equity, Tier 1 and Reference Equity, the regulatory scope became the Prudential Conglomerate.

     F-78     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Forecast

The capital management area is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Senior Management, pursuant to the governance established.

The projections for the next three years present adequate levels of Capital indices, considering the incorporation of net profits and increase of regulatory requirements according to the timeline defined by CMN Resolution 4,193 for subsequent periods, also contemplating the additional common equity.

3.7.    Insurance risk/subscription risk

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

Underwriting risk is managed by the Technical Department. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of the Board of Risk Management, Internal Controls and Compliance, an integral part of the structure of risk management, is the calculation of regulatory capital for these businesses and certifies studies on the pricing of new products.

The management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Uncertainties over estimated future claim payments

Claims are due as they occur. The Organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

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

Bradesco     F-79

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

The risks inherent to the main property insurance business lines are summarized as follows:

•         Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and

•         Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (earthquakes, storms and floods), engineering lines (explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

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

The Technical Department has developed mechanisms, e.g. risk grouping by CPF, CNPJ (Individual and Corporate Taxpayer’s ID) and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

The main risks associated with life insurance and private pension plans

Life insurance and private pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

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

•       Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

     F-80     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life insurance and private pension plan risk management

•       The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by the Technical Department;

•       The Technical Department has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends in the environments in which the Organization operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order  to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population;

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

Management of health insurance risk

•       The Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the Superintendent of Actuary and Statistics;

•       The Superintendent of Actuary and Statistics has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•       Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•       Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies; and

Bradesco     F-81

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Results of sensitivity analysis - Property, Life and Health Insurance and Life with Survival and Welfare Coverage and Individual Life Insurance

Some test results are shown below. For each sensibility scenario the impact is shown in the income and shareholders' equity after taxes and contributions, in a reasonable and possible change in just a single factor. We emphasize that the insurance operations are not exposed to significant currency risk.

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity (improvement)	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

The sensitivity test for Life Insurance with Survival, Welfare Coverage and Individual Life Insurance was made considering the same bases and groupings of the TAP test with variation in the assumptions listed below:

	R$ thousand
	On December 31, 2018
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 b.p.
Traditional plans (contributing period)	(2,306)	(263)	(4,882)
PGBL and VGBL (contributing period)	(7,502)	(1,166)	(27,316)
All plans(retirement benefit period)	(125,864)	(46,742)	-
Total	(135,672)	(48,171)	(32,198)

For property, life and health insurance, except individual life, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31		On December 31
	2018	2017	2018	2017
Auto	(21,721)	(22,347)	(21,721)	(22,347)
RE (Elementary branch)	(8,366)	(9,940)	(7,980)	(8,893)
Life	(29,633)	(28,146)	(29,541)	(28,050)
Dental	(3,941)	(3,495)	(3,941)	(3,495)
Health	(104,574)	(97,923)	(104,574)	(97,923)

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

     F-82     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Risk concentration

Potential exposures are monitored, analyzing certain concentrations in some type of insurance. The table below shows risk concentration by type of insurance (except health and dental), based on net premiums, net of reinsurance:

Premium issued by branch, net of cancellation	R$ thousand
	On December 31
	2018	2017
Auto	3,987,645	4,086,705
RE (Elementary branch)	1,485,537	1,525,848
Traditional plans	1,892,855	1,788,420
Life insurance	7,041,906	6,904,576
VGBL	23,492,119	28,650,153
PGBL	2,461,808	3,301,623

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

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk. However, in Brazil this risk has relatively decreased due to current legal laws and regulations, once insurers should operate with reinsurers registered with SUSEP, that are classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Bradesco     F-83

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit risk management

Credit risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes.

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

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the management date.

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

     F-84     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Expected credit loss

The measurement of the provision for losses on loans expected for financial assets measured at amortized cost and FVOCI requires the use of complex models and significant assumptions about future economic conditions and loan behavior.

The explanation of assumptions and estimation techniques used in the measurement of expected loan loss is further detailed in Note 3.1.

Several significant judgments are also required to apply the accounting requirements for the measurement of the credit loss expected, such as:

•       Determine the criteria for the significant increase of credit risk;

•       Choice of models and assumptions suitable for the measurement of expected credit loss;

•       Establish the number and weighting factors on the prospective scenarios, for each type of product and market, related to the credit loss expected; and

•       Establish a group of similar financial assets for purposes of measuring the expected credit loss.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization analyzes, at least annually, whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

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

Bradesco     F-85

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 18.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

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

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts, which correspond to the consolidated information, were prepared in accordance with IFRS, issued by the IASB .

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

Information by operating segment, reviewed by the Organization and corresponding to the years 2018, 2017 and 2016, is shown below:

	R$ thousand
	Year ended December 31, 2018
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total

Net interest income	53,582,872	12,291,357	934,241	66,808,470
Net fee and commission income	25,496,171	600,510	(2,265,091)	23,831,590
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	-	-	(11,676,573)	(11,676,573)
Net gains/(losses) on financial instruments classified as held for trading	(6,217,370)	(5,459,203)	11,676,573	-
Net gains/(losses) on financial assets at fair value through other comprehensive income	-	-	1,073,563	1,073,563
Net gains/(losses) on financial instruments classified as available for sale	625,159	738,063	(1,363,222)	-
Net gains/(losses) on foreign currency transactions	1,096,826	-	-	1,096,826
Net income from insurance and pension plans	-	7,656,872	-	7,656,872
Other operating income/(loss)	(4,495,385)	2,935,732	(289,659)	(1,849,312)
Expected loss on loans and advances	-	-	(15,091,975)	(15,091,975)
Impairment of loans and advances	(11,078,383)	-	11,078,383	-
Expected loss on other financial assets	-	-	(1,172,860)	(1,172,860)
Personnel expenses	(17,369,813)	(1,643,734)	142,085	(18,871,462)
Other administrative expenses	(16,290,073)	(1,609,750)	1,025,861	(16,873,962)
Depreciation and amortization	(5,575,203)	(411,875)	1,178,823	(4,808,255)
Other operating income/(expenses)	(11,439,378)	(1,596,743)	(1,174,473)	(14,210,594)
Other operating expense	(61,752,850)	(5,262,102)	(4,014,156)	(71,029,108)
Income before income taxes and share of profit of associates and joint ventures	12,830,808	10,565,497	(5,634,665)	17,761,640
Share of profit of associates and joint ventures	1,410,004	206,272	64,099	1,680,375
Income before income taxes	14,240,812	10,771,769	(5,570,566)	19,442,015
Income tax and social contribution	(206,385)	(4,382,847)	1,895,656	(2,693,576)
Net income for the year	14,034,427	6,388,922	(3,674,910)	16,748,439
Attributable to controlling shareholders	14,034,093	6,224,398	(3,674,576)	16,583,915
Attributable to non-controlling interest	334	164,524	(334)	164,524
Total assets	1,057,484,986	305,112,189	(57,053,461)	1,305,543,714
Investments in associates and joint ventures	6,235,329	1,837,899	52,571	8,125,799
Total liabilities	934,863,960	271,320,375	(25,316,741)	1,180,867,594

     F-86     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Bradesco     F-87

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

 (1) Other operation represents less than 1% of total assets/liabilities and the net income for the year. The main adjustments from the information disclosed in segments columns are related to the difference between the IFRS and the Segment Report Information as impairment for loans and advance, effective interest rate and proportional consolidation.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2018, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2018, 2017 and 2016.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

     F-88     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)    Net interest income

	R$ thousand
	Years ended December 31
	2018	2017	2016
Interest and similar income
Loans and advances to banks	9,546,878	5,073,435	8,689,348
Loans and advances to customers:
- Loans	61,949,949	64,767,081	69,530,396
- Leases	250,791	254,009	343,626
Financial assets:
- At fair value through profit or loss	17,538,227	-	-
- Fair value through other comprehensive income	16,666,298	-	-
- At amortized cost	12,120,868	-	-
- For trading	-	13,684,574	23,576,526
- Available for sale	-	11,351,320	11,572,618
- Held to maturity	-	4,883,103	6,514,933
Pledged as collateral	-	21,268,934	21,739,202
Compulsory deposits with the Central Bank	3,916,299	4,881,319	5,667,516
Other financial interest income	63,829	68,553	66,210
Total	122,053,139	126,232,328	147,700,375

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(137,154)	(152,550)	(127,617)
- Funding in the open market	(15,094,786)	(22,564,515)	(26,767,039)
- Borrowings and onlending	(3,176,469)	(3,068,552)	(3,865,411)
Deposits from customers:
- Savings accounts	(4,646,528)	(5,730,457)	(6,712,509)
- Time deposits	(6,252,440)	(7,536,161)	(8,746,203)
Funds from issuance of securities	(9,054,699)	(13,262,613)	(17,124,502)
Subordinated debt	(3,517,067)	(5,100,017)	(6,298,555)
Insurance technical provisions and pension plans	(13,365,526)	(18,174,550)	(21,395,550)
Total	(55,244,669)	(75,589,415)	(91,037,386)

Net interest income	66,808,470	50,642,913	56,662,989

Bradesco     F-89

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)    Net fee and commission income

	R$ thousand
	Years ended December 31
	2018	2017	2016
Fee and commission income
Credit cards	6,951,609	6,848,855	6,251,963
Current accounts	7,165,667	6,652,711	6,030,640
Collections	1,982,037	1,965,601	1,777,515
Guarantees	1,463,423	1,570,522	1,438,409
Asset management	1,525,280	1,463,469	1,079,653
Consortium management	1,683,942	1,526,660	1,278,753
Custody and brokerage services	916,083	754,966	618,750
Underwriting/ Financial Advisory Services	815,242	801,219	733,530
Payments	448,416	409,267	373,639
Other	879,891	755,558	758,199
Total	23,831,590	22,748,828	20,341,051

8)    Net gains/(losses) on financial assets and liabilities at fair value through profit or loss

R$ thousand
Year ended December 31
2018
Fixed income securities	(1,360,349)
Derivative financial instruments	(10,543,169)
Equity securities	226,945
Total	(11,676,573)

9)    Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2017	2016
Fixed income securities	9,862,617	4,654,959
Derivative financial instruments	(1,426,160)	10,887,800
Equity securities	1,186,651	860,011
Total	9,623,108	16,402,770

10)   Net gains/(losses) on financial assets at fair value through other comprehensive income

R$ thousand
Year ended December 31
2018
Fixed income securities	345,987
Equity securities	677,312
Dividends received	50,264
Total	1,073,563

     F-90     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)   Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2017	2016
Fixed income securities (1)	49,963	(1,918,595)
Equity securities (1)	437,054	459,223
Dividends received	83,341	117,972
Total	570,358	(1,341,400)

 (1) In 2017, includes impairment losses of R$1,729,039 thousand and, in 2016, R$2,106,107 thousand.

12)   Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

13)   Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2018	2017	2016
Written premiums	62,736,288	65,864,591	62,470,571
Supplemental pension plan contributions	4,441,813	5,090,043	3,679,922
Granted coinsurance premiums	(47,232)	(49,715)	(70,862)
Refunded premiums	(769,311)	(667,196)	(746,244)
Net written premiums earned	66,361,558	70,237,723	65,333,387
Reinsurance premiums paid	(91,463)	(191,088)	(306,265)
Premiums retained from insurance and pension plans	66,270,095	70,046,635	65,027,122

Changes in the provision for insurance	(25,837,488)	(30,435,868)	(29,729,884)
Changes in the provision for private pension plans	(3,571,734)	(4,369,903)	(3,052,034)
Changes in the insurance technical provisions and pension plans	(29,409,222)	(34,805,771)	(32,781,918)

Reported indemnities	(26,463,800)	(25,924,687)	(24,877,804)
Claims expenses	(67,298)	(36,068)	(119,201)
Recovery of ceded coinsurance	117,703	35,332	65,285
Recovery of reinsurance	18,786	116,913	141,711
Salvage recoveries	491,559	488,057	451,930
Changes in the IBNR provision	(121,320)	(274,509)	(204,354)
Retained claims	(26,024,370)	(25,594,962)	(24,542,433)

Commissions on premiums	(2,655,101)	(2,700,131)	(2,696,002)
Recovery of commissions	12,411	19,334	29,927
Fees	(353,139)	(403,835)	(489,279)
Brokerage expenses - private pension plans	(125,770)	(153,552)	(167,654)
Changes in deferred commissions	(58,032)	(167,728)	(224,000)
Selling expenses for insurance and pension plans	(3,179,631)	(3,405,912)	(3,547,008)

Net income from insurance and pension plans	7,656,872	6,239,990	4,155,763

Bradesco     F-91

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

14)   Personnel expenses

	R$ thousand
	Years ended December 31
	2018	2017	2016
Salaries	(8,350,461)	(9,170,556)	(8,236,617)
Benefits	(4,383,644)	(5,385,133)	(3,625,796)
Social security charges	(2,997,889)	(3,505,290)	(2,862,067)
Employee profit sharing	(1,682,868)	(1,572,472)	(1,451,310)
Provision for labor claims	(1,289,664)	(927,136)	(663,124)
Training	(166,936)	(162,678)	(164,869)
Total (1)	(18,871,462)	(20,723,265)	(17,003,783)

 (1) In 2017, includes the effects of the Special Voluntary Termination Plan.

15)   Other administrative expenses

	R$ thousand
	Years ended December 31
	2018	2017	2016
Outsourced services	(4,598,748)	(4,748,308)	(4,871,194)
Communication	(1,541,742)	(1,684,153)	(1,653,055)
Data processing	(2,398,676)	(2,117,085)	(1,612,454)
Advertising and marketing	(1,136,062)	(942,851)	(1,124,659)
Asset maintenance	(1,112,508)	(1,158,840)	(1,060,856)
Financial system	(1,009,209)	(1,033,017)	(1,047,618)
Rental	(1,142,408)	(1,142,166)	(1,027,561)
Security and surveillance	(748,577)	(818,221)	(736,547)
Transport	(749,685)	(782,444)	(719,842)
Water, electricity and gas	(412,789)	(405,515)	(384,069)
Advances to FGC (Deposit Guarantee Association)	(408,335)	(418,670)	(355,540)
Supplies	(216,768)	(263,527)	(321,509)
Travel	(286,731)	(261,911)	(174,772)
Other	(1,111,724)	(1,105,753)	(1,059,887)
Total	(16,873,962)	(16,882,461)	(16,149,563)

16)   Depreciation and amortization

	R$ thousand
	Years ended December 31
	2018	2017	2016
Amortization expenses	(3,348,242)	(3,331,240)	(2,516,777)
Depreciation expenses	(1,460,013)	(1,237,328)	(1,141,636)
Total	(4,808,255)	(4,568,568)	(3,658,413)

17)   Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2018	2017	2016
Tax expenses	(6,096,899)	(5,960,618)	(6,331,651)
Legal provision	(1,836,429)	(1,238,057)	(2,927,734)
Variation in monetary liabilities	(147,642)	31,710	(699,719)
Income from sales of non-current assets, investments, and property and equipment, net	(614,895)	(412,957)	(467,042)
Other (1)	(5,514,729)	(2,553,435)	(3,578,016)
Total	(14,210,594)	(10,133,357)	(14,004,162)

 (1) Includes: (i) the effect of the (additions)/reversal of provision for tax contingency in 2018 – R$(21,188) thousand (2017 – R$(487,269) thousand; 2016 - R$(484,227) thousand); (ii) impairment losses in the amount of 2018 – R$571,321 thousand (2017 – R$185,188 thousand; 2016 – R$31,256 thousand); and (iii) operating expense related of insurance operation in 2018 – R$1,976,347 thousand (2017 – R$1,354,719 thousand and 2016 - R$1,388,645 thousand).

     F-92     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)   Income tax and social contribution

a)   Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2018	2017	2016
Income before income tax and social contribution	19,442,015	23,743,559	31,905,456
Total burden of income tax and social contribution at the current rates (1)	(8,748,907)	(10,684,602)	(14,357,455)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	756,169	773,285	764,876
Interest on shareholders’ equity (paid and payable)	3,284,368	3,241,955	3,139,102
Other amounts (2)	2,014,794	240,406	(3,459,253)
Income tax and social contribution for the period	(2,693,576)	(6,428,956)	(13,912,730)
Effective rate	13.9%	27.1%	43.6%

 (1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and equated companies, and the insurance industry, and 9% for the other companies (Note 2t); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate of 45%, shown; and (iii) the deduction incentives.

b)   Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2018	2017	2016
Current taxes:
Income tax and social contribution payable	(5,657,841)	(8,788,060)	(8,852,947)
Deferred taxes:
Net Addition/(realization) of temporary differences	1,288,642	2,950,961	(4,106,008)
Use of opening balances of:
Social contribution loss	(313,223)	(430,584)	(647,282)
Income tax loss	(343,791)	(331,512)	(879,276)
Addition on:
Social contribution loss	870,717	150,371	234,730
Income tax loss	1,461,920	19,868	338,053
Total deferred tax expense	2,964,265	2,359,104	(5,059,783)
Income tax and social contribution	(2,693,576)	(6,428,956)	(13,912,730)

c)   Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2017	Amount recorded	Realized / Decrease	Balance on December 31, 2018
Provisions of impairment of loans and advances	26,503,863	11,554,370	(6,415,433)	31,642,800
Provision for contingencies	7,226,483	1,835,387	(1,527,145)	7,534,725
Adjustment to market value of securities	3,943,875	960,026	(2,599,972)	2,303,929
Other	5,809,566	2,881,845	(3,571,427)	5,119,984
Total tax assets on temporary differences (2)	43,483,787	17,231,628	(14,113,977)	46,601,438
Income tax and social contribution losses in Brazil and abroad (2)	5,003,872	2,332,637	(657,014)	6,679,495
Total deferred tax assets (1)	48,487,659	19,564,265	(14,770,991)	53,280,933
Deferred tax liabilities (1)	6,007,595	2,231,551	(2,440,193)	5,798,953
Net deferred taxes (1)	42,480,064	17,332,714	(12,330,798)	47,481,980

Bradesco     F-93

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2016	Amount recorded	Realized / Decrease (3)	Balance on December 31, 2017
Provisions of impairment of loans and advances	23,011,653	12,264,028	(8,771,818)	26,503,863
Provision for contingencies	7,351,234	1,782,500	(1,907,251)	7,226,483
Adjustment to market value of securities	5,488,482	1,724,016	(3,268,623)	3,943,875
Other	4,681,457	4,773,082	(3,644,973)	5,809,566
Total tax assets on temporary differences (2)	40,532,826	20,543,626	(17,592,665)	43,483,787
Income tax and social contribution losses in Brazil and abroad (2)	5,595,729	170,239	(762,096)	5,003,872
Adjustment to market value of available for sale (2)	493,168	576,732	(1,069,900)	-
Total deferred tax assets (1)	46,621,723	21,290,597	(19,424,661)	48,487,659
Deferred tax liabilities (1)	3,267,808	3,557,618	(817,831)	6,007,595
Net deferred taxes (1)	43,353,915	17,732,979	(18,606,830)	42,480,064

(1) Deferred income and social contribution tax assets and liabilities are offset in the balance sheet by taxable entity, and were R$4,598,364 thousand in 2018 and R$4,755,748 thousand in 2017;

(2) Deferred tax assets of financial and insurance companies were established considering the increase of the social contribution rate, determined by Law No. 11,727/08(Note 2t); and

(3) Includes a write-off of tax credits, in 2017, in the amount of R$150,040 thousand.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2019	8,608,743	5,151,718	173,339	116,422	14,050,222
2020	7,446,071	4,453,270	209,055	125,180	12,233,576
2021	6,271,093	3,750,046	373,951	222,054	10,617,144
2022	4,666,854	2,793,181	693,635	412,132	8,565,802
2023	1,865,064	1,078,151	1,958,633	1,198,738	6,100,586
After 2023	323,314	193,933	327,524	868,832	1,713,603
Total	29,181,139	17,420,299	3,736,137	2,943,358	53,280,933

e)   Deferred tax liabilities

	R$ thousand
	On December 31
	2018	2017
Timing differences of depreciation – finance leasing	242,571	283,231
Adjustment to market value of securities	1,200,453	1,215,588
Judicial deposit and others	4,355,929	4,508,776
Total	5,798,953	6,007,595

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 2t).

     F-94     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	On December 31, 2018			On December 31, 2017			On December 31, 2016
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(512,397)	215,482	(296,915)	-	-	-	-	-	-
Financial assets recorded as available for sale	-	-	-	3,418,567	(1,231,202)	2,187,365	6,298,103	(2,587,076)	3,711,027
Exchange differences on translations of foreign operations	113,198	-	113,198	23,010	5,992	29,002	(194,566)	87,555	(107,011)
Other	(154,607)	61,843	(92,764)	-	-	-	-	-	-
Total	(553,806)	277,325	(276,481)	3,441,577	(1,225,210)	2,216,367	6,103,537	(2,499,521)	3,604,016

g)   Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

Bradesco     F-95

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)   Earnings per share

a)   Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2018	2017 (1)	2016 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	7,916,635	8,157,920	8,542,147
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,667,280	8,931,444	9,352,102
Weighted average number of common shares outstanding (thousands)	3,354,990	3,354,990	3,354,990
Weighted average number of preferred shares outstanding (thousands)	3,339,188	3,339,188	3,339,188
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.36	2.43	2.55
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.60	2.67	2.80

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Special Shareholders’ Meeting held on March 12, 2018, in the proportion of one new share for every 10 shares held.

b)   Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

20)   Cash, balances with banks and cash equivalents

a)  Cash and balances with banks

	R$ thousand
	On December 31
	2018	2017
Cash and due from banks in domestic currency	14,734,228	12,939,852
Cash and due from banks in foreign currency	4,877,776	2,088,498
Compulsory deposits with the Central Bank (1)	87,596,916	66,714,226
Investments in gold	823	375
Total	107,209,743	81,742,951

 (1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

     F-96     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Cash and cash equivalents

	R$ thousand
	On December 31
	2018	2017
Cash and due from banks in domestic currency	14,734,228	12,939,852
Cash and due from banks in foreign currency	4,877,776	2,088,498
Interbank investments (1)	90,612,803	141,025,717
Investments in gold	823	375
Total	110,225,630	156,054,442

(1) Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$60,443,537 thousand (2017 – R$123,691,195 thousand) refers to Financial assets pledged as collateral.

21)   Financial assets and liabilities at fair value through profit or loss

a)     Financial assets at fair value through profit or loss

R$ thousand
On December 31
2018
Financial assets (1)
Brazilian government securities	206,756,050
Bank debt securities	10,164,454
Corporate debt and marketable equity securities	9,303,942
Mutual funds	3,657,393
Brazilian sovereign bonds	659,603
Foreign governments securities	849,114
Derivative financial instruments	14,770,594
Total	246,161,150

 (1) In 2018, no reclassifications were made of Financial Assets at fair value through profit or loss for other categories of financial assets.

b)    Maturity

R$ thousand
On December 31
2018
Maturity of up to one year	12,471,625
Maturity of one to five years	164,553,949
Maturity of five to 10 years	56,868,688
Maturity of over 10 years	5,121,915
Maturity not stated	7,144,973
Total	246,161,150

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totalled R$6,481,098 thousand as at December 31, 2018, being composed primarily of Brazilian government bonds.

The Organization maintained a total of R$6,220,609 thousand pledged as collateral for liabilities in 2018.

Unrealized net gains/ (losses) included in securities and trading securities totaled R$(1,066,594) thousand as at December 31, 2018. Net variation in unrealized gains/ (losses) from securities and trading securities totaled R$3,679,294 in 2018.

Bradesco     F-97

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)     Liabilities at fair value through profit or loss

R$ thousand
On December 31
2018
Derivative financial instruments	16,152,087
Total	16,152,087

22)   Financial assets and liabilities held for trading

a)     Financial assets held for trading

R$ thousand
On December 31
2017
Financial assets
Brazilian government securities	202,249,272
Bank debt securities	8,348,269
Corporate debt and marketable equity securities	12,339,790
Mutual funds	4,377,508
Brazilian sovereign bonds	307
Foreign governments securities	528,010
Derivative financial instruments	13,866,885
Total	241,710,041

b)    Maturity

R$ thousand
On December 31
2017
Maturity of up to one year	31,617,538
Maturity of one to five years	146,527,365
Maturity of five to 10 years	53,763,561
Maturity of over 10 years	2,409,723
Maturity not stated	7,391,854
Total	241,710,041

Financial instruments provided as collateral classified as "Financial assets held for trading”, totaled R$801,182  thousand in 2017, as disclosed in Note 30 "Financial assets pledged as collateral”.

The total assets held for trading pledged as collateral for liabilities was R$5,874,620 thousand in 2017.

Unrealized gains/(losses) on securities and trading securities totaled R$(4,745,888) thousand in 2017 (2016 – R$(9,404,052) thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$(4,658,164) thousand in 2017 (2016 – R$(1,978,490) thousand).

c)     Financial liabilities held for trading

R$ thousand
On December 31
2017
Derivative financial instruments	14,274,999
Total	14,274,999

     F-98     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)   Derivative financial instruments

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

Bradesco     F-99

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	On December 31		On December 31
	2018	2017	2018	2017
Futures contracts
• Interest rate futures
Purchases	183,952,954	96,081,180	8,902	3,586
Sales	129,207,143	132,837,699	(19,133)	(154,188)
• In foreign currency
Purchases	53,491,092	48,376,597	3,174	1,243
Sales	65,531,388	67,238,635	(1,911)	(1,003)
• Other
Purchases	300,160	163,224	257	162
Sales	288,801	113,772	(239)	(114)

Options
• Interest rates
Purchases	37,543,735	10,663,668	560,812	101,214
Sales	37,032,836	9,616,129	(1,031,343)	(535,748)
• In foreign currency
Purchases	15,102,480	7,335,027	898,751	605,028
Sales	11,637,761	10,274,094	(571,867)	(409,587)
• Other
Purchases	830,352	443,443	51,704	34,013
Sales	723,729	228,141	(42,140)	(20,188)

Forward operations
• Interest rates
Purchases	213,196	-	15,577	-
• In foreign currency
Purchases	12,488,149	10,372,477	135,002	218,019
Sales	18,609,950	14,947,271	(188,372)	(358,995)
• Other
Purchases	896,288	114,020	580,566	497,987
Sales	603,890	635,522	23,990	(147,138)

Swap contracts
• Asset position
Interest rate swaps	57,751,559	56,636,856	10,413,068	11,065,095
Currency swaps	15,551,428	6,161,641	1,758,178	1,340,538
• Liability position
Interest rate swaps	32,737,145	31,454,647	(10,250,643)	(11,030,003)
Currency swaps	23,368,049	14,288,568	(3,725,826)	(1,618,035)

     F-100     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	On December 31 - R$ thousand
	2018	2017
Risk received in credit Swaps:	3,330,639	584,987
- Debt securities issued by companies	749,735	468,214
- Bonds of the Brazilian public debt	2,574,317	116,773
- Bonds of foreign public debt	6,587	-
Risk transferred in credit Swaps:	(271,236)	-
- Brazilian public debt derivatives	(96,870)	-
- Foreign public debt derivatives	(174,366)	-
Total net credit risk value	3,059,403	584,987
Effect on Shareholders' Equity	61,551	49,162
Remuneration on the counterparty receiving the risk	(7,372)	195

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

The Organization has the following economic hedging transactions:

Fair-value hedge of interest rate risk

The Organization uses interest rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed income loans.

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the operating results of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Bradesco     F-101

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (2)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	18,069,335	16,103,288	(140,745)	(84,447)
*
Hedge of interest receipts from investments in securities (1)	16,030,487	14,708,544	40,060	24,036
Hedge of interest payments on funding (2)	6,769,979	6,671,048	(84,044)	(50,426)
Total in 2017	22,800,466	21,379,592	(43,984)	(26,390)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow fixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow fixed.

The effectiveness of the hedge portfolio is in accordance with accounting standards.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(33,690) thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in the year ended on December 31, 2018 were R$22,970 thousand (2017 – R$13,944 thousand).

Market risk hedge

The gains and losses, realized or not, of the financial instruments classified in this category, are recorded in the Statement of Income.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	1,375,232	755,611	(269,039)	(161,423)
*
Hedge of exchange variation on future cash flows (1)	1,110,888	582,567	(59,739)	(35,843)
Total in 2017	1,110,888	582,567	(59,739)	(35,843)

(1) Whose functional currency is different from the Real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with accounting standards .

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$4,775 thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the year ended on December 31, 2018 were R$(7,943) thousand (2017 – R$(359) thousand).

Other derivatives designated as hedges

     F-102     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

The table below presents financial assets and liabilities subject to compensation:

	R$ thousand
	On December 31, 2018
	Amount of financial assets, gross	Related amount offset in the Balance Sheet	Net amount
Interbank investments	60,443,537	-	60,443,537
Derivative financial instruments	14,770,594	-	14,770,594

	R$ thousand
	On December 31, 2018
	Amount of financial liabilities, gross	Related amount offset in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	190,911,877	-	190,911,877
Derivative financial instruments	16,152,087	-	16,152,087

	R$ thousand
	On December 31, 2017
	Amount of financial assets, gross	Related amount offset in the Balance Sheet	Net amount
Interbank investments	123,691,195	-	123,691,195
Derivative financial instruments	13,866,885	-	13,866,885

	R$ thousand
	On December 31, 2017
	Amount of financial liabilities, gross	Related amount offset in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	233,467,544	-	233,467,544
Derivative financial instruments	14,274,999	-	14,274,999

Bradesco     F-103

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

On December 31, 2018 and 2017, Bradesco does not have financial instruments in its balance sheet as a result of failing to meet the IAS 32 compensation criteria, or because it has no intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

24)   Financial assets at fair value through other comprehensive income

a)     Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	146,656,888	4,251,206	(89,339)	150,818,755
Corporate debt securities	5,932,857	187,874	(145,537)	5,975,194
Bank debt securities	6,371,576	117,435	(567,935)	5,921,076
Brazilian sovereign bonds	1,573,965	28,832	(38,130)	1,564,667
Mutual funds	2,856,590	1,742	(16,971)	2,841,361
Marketable equity securities and other stocks	11,685,525	682,783	(1,438,825)	10,929,483
Balance on December 31, 2018 (1)	175,077,401	5,269,872	(2,296,737)	178,050,536

(1) In June 2018, the Management decided to reclassify the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$17,022,922 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes, a gain in the amount of R$581,991 thousand.

b)    Maturity

	R$ thousand
	On December 31, 2018
	Amortized cost	Fair value
Due within one year	75,814,113	75,763,826
From 1 to 5 years	65,896,910	67,290,177
From 5 to 10 years	6,189,446	6,441,750
Over 10 years	15,491,407	17,625,300
No stated maturity	11,685,525	10,929,483
Total	175,077,401	178,050,536

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$88,969,378 thousand in 2018, being composed mostly of Brazilian government bonds.

The Organization maintained a total of R$2,099,991 thousand in financial assets at fair value through other comprehensive income pledged as collateral for liabilities in 2018.

c)     Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	11,685,525	(756,042)	10,929,483
Total	11,685,525	(756,042)	10,929,483

The Organization adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

     F-104     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)    Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at FVOCI on January 1, 2018	21,370	44,482	55,714	121,566
Transferred to Stage 3	(748)	-	-	(748)
Out of Stage 1	-	-	748	748
Assets constituted/reversed	(5,910)	117,579	104,271	215,940
Expected loss of financial assets at FVOCI as of December 31, 2018	14,712	162,061	160,733	337,506

(1)  The expected loss is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

25) Financial assets available for sale

a)     Available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	101,822,760	1,881,077	(422,079)	103,281,758
Corporate debt securities	40,875,928	836,715	(1,734,013)	39,978,630
Bank debt securities	1,251,066	169,142	(236,355)	1,183,853
Brazilian sovereign bonds	719,494	27,326	(18,693)	728,127
Foreign governments securities	3,210,554	175	(8,182)	3,202,547
Marketable equity securities and other stocks	11,302,834	620,896	(885,923)	11,037,807
Balance on December 31, 2017	159,182,636	3,535,331	(3,305,245)	159,412,722

b)    Maturity

	R$ thousand
	On December 31, 2017
	Amortized cost	Fair value
Due within one year	31,635,369	31,167,067
From 1 to 5 years	83,579,399	83,816,085
From 5 to 10 years	16,004,079	16,363,350
Over 10 years	16,660,955	17,028,413
No stated maturity	11,302,834	11,037,807
Total	159,182,636	159,412,722

Financial instruments pledged as collateral and classified as available for sale, totaled R$59,482,796 thousand in 2017, as disclosed in Note 30 "Financial Assets Pledged as Collateral".

In 2017, the Organization maintained a total of R$4,391,259 thousand financial assets available for sale pledged as collateral for liabilities.

In 2017 there was impairment in financial assets available for sale in the amount of R$1,729,039 thousand.

26)   Loans and advances to financial institutions

	R$ thousand
	On December 31
	2018	2017
Repurchase agreements (1)	96,304,582	21,045,591
Loans to financial institutions	8,946,346	11,207,614
Impairment of loans and advances	(1,978)	(5,481)
Total	105,248,950	32,247,724

 (1) In 2018, it included investments in repo operations given in guarantee.

Bradesco     F-105

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)   Loans and advances to customers

	R$ thousand
	On December 31
	2018	2017
Working capital	55,922,505	52,700,584
Personal credit (1)	68,142,457	60,570,146
Housing loans	60,594,386	59,963,375
Financing and export	47,718,443	38,272,982
Onlending BNDES/Finame	25,170,115	30,655,666
Credit card	39,553,374	37,568,984
Vehicle loans	31,075,027	24,741,298
Rural loans	13,353,943	13,642,478
Import	6,886,356	5,318,042
Overdraft for corporates	7,058,014	6,587,239
Receivable insurance premiums	4,427,560	4,301,472
Overdraft for individuals	4,764,293	3,582,020
Leases	2,089,862	2,249,859
Other	44,736,320	33,659,520
Total portfolio	411,492,655	373,813,665
Impairment of loans and advances	(31,105,579)	(27,055,566)
Total of net loans and advances to customers	380,387,076	346,758,099

 (1) It included, in 2018, R$51,284,334 thousand related to consigned credit (2017 – R$43,968,511 thousand).

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	On December 31
	2018	2017
Gross investments in financial leases receivable:
Up to one year	929,858	1,118,286
From one to five years	1,128,477	1,082,149
Over five years	31,527	49,424
Impairment loss on finance leases	(128,564)	(146,812)
Net investment	1,961,298	2,103,047

Net investments in finance leases:
Up to one year	884,853	1,034,188
From one to five years	1,045,773	1,021,089
Over five years	30,672	47,770
Total	1,961,298	2,103,047

Loans and advances to customers with expected loss

The total balance of “Loans and advances to customers with expected loss” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

     F-106     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2018	2017
Opening balance	17,183,869	17,501,423
Additional renegotiated amounts, including interest	15,193,567	16,185,863
Payments received	(9,472,888)	(10,108,040)
Write-offs	(5,761,336)	(6,395,377)
Closing balance	17,143,212	17,183,869
Expected loss on loans and advances	(7,015,820)	-
Impairment of loans and advances	-	(10,853,777)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	10,127,392	6,330,092

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	40.9%	63.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.2%	4.6%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	2.7%	1.8%

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

Reconciliation of the gross book value of loans and advances to clients

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Loans and advances to customers on January 1, 2018	301,561,502	42,535,223	29,716,940	373,813,665
Transferred to Stage 1	-	(3,099,627)	(153,138)	(3,252,765)
Transferred to Stage 2	(8,547,801)	-	(169,851)	(8,717,652)
Transferred to Stage 3	(4,206,794)	(6,078,158)	-	(10,284,952)
Out of Stage 1	-	8,547,801	4,206,794	12,754,595
Out of Stage 2	3,099,627	-	6,078,158	9,177,785
Out of Stage 3	153,138	169,851	-	322,989
Assets originated/Assets settled or amortized	47,475,424	(4,969,841)	13,921,048	56,426,631
Write-offs	-	-	(18,747,641)	(18,747,641)
Loans and advances to customers in December 31, 2018	339,535,096	37,105,249	34,852,310	411,492,655

Reconciliation of expected losses from loans and advances to clients

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss on January 1, 2018	6,221,935	6,898,383	17,764,723	30,885,041
Transferred to Stage 1	-	(462,869)	(119,825)	(582,694)
Transferred to Stage 2	(275,265)	-	(100,420)	(375,685)
Transferred to Stage 3	(301,168)	(1,211,992)	-	(1,513,160)
Out of Stage 1	-	275,265	301,168	576,433
Out of Stage 2	462,869	-	1,211,993	1,674,862
Out of Stage 3	119,825	100,420	-	220,245
Constitution/(Reversion)	1,799,929	(1,219,485)	21,658,626	22,239,070
Write-offs	-	-	(18,747,641)	(18,747,641)
Expected loss on December 31, 2018	8,028,125	4,379,722	21,968,624	34,376,471

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

Bradesco     F-107

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
2017
Balance on December 31, 2016	24,780,839
Impairment of loans and advances	16,860,835
Recovery of credits charged-off as losses	7,034,857
Write-offs	(21,620,965)
Balance on December 31, 2017 (1)	27,055,566

(1) Does not include the effects of the initial adoption of IFRS 9, in the amount of R$3,829,475 thousand.

ALL expense with expected net loss of recoveries

	Years ended December 31 - R$ thousand
	2018	2017
Amount recorded	22,239,070	23,895,692
Amount recovered	(7,147,095)	(7,034,857)
Allowance for Loan Losses expense net of amounts recovered	15,091,975	16,860,835

28)   Bonds and securities at amortized cost

	R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government securities	82,661,682	7,677,826	(1,681)	90,337,827
Corporate debt securities	57,943,056	598,676	(1,955,900)	56,585,832
Balance on December 31, 2018 (1)	140,604,738	8,276,502	(1,957,581)	146,923,659

 (1) In 2018, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) The balance in question is not accounted.

Maturity

	R$ thousand
	On December 31, 2018
	Amortized cost	Fair value
Due within one year	4,257,886	4,213,891
From 1 to 5 years	91,922,854	94,608,001
From 5 to 10 years	16,437,110	16,307,290
Over 10 years	27,986,888	31,794,477
Total	140,604,738	146,923,659

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$22,475,483 thousand in 2018, being composed mostly of Brazilian government bonds.

The Organization maintained a total of R$2,134 thousand in financial assets at amortized cost pledged as collateral for liabilities in 2018.

Reconciliation of expected losses of financial assets at amortized cost

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on January 1, 2018	91,223	505,955	1,467,942	2,065,120
Transferred to Stage 1	-	(1,372)	(49,146)	(50,518)
Transferred to Stage 2	(39,578)	-	(114,523)	(154,101)
Transferred to Stage 3	-	(30,374)	-	(30,374)
Out of Stage 1	-	39,578	-	39,578
Out of Stage 2	1,372	-	30,374	31,746
Out of Stage 3	49,146	114,523	-	163,669
Assets constitued/reversed	76,044	160,711	720,164	956,919
Expected loss of financial assets at amortized cost on December 31, 2018	178,207	789,021	2,054,811	3,022,039

(1)  The expected loss balance is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

     F-108     IFRS – International Financial Reporting Standards – 2018

29)   Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	26,738,940	2,442,844	(6,489)	29,175,295
Corporate debt securities	12,259,564	126,092	(421,874)	11,963,782
Brazilian sovereign bonds	7,614	-	(420)	7,194
Balance on December 31, 2017	39,006,118	2,568,936	(428,783)	41,146,271

Maturity

	R$ thousand
	On December 31, 2017
	Amortized cost	Fair value
Due within one year	29,412	28,998
From 1 to 5 years	10,284,940	11,070,179
From 5 to 10 years	1,933,866	1,840,428
Over 10 years	26,757,900	28,206,666
Total	39,006,118	41,146,271

The Organization maintained a total of R$2,005 thousand in assets held to maturity pledged as collateral for liabilities in 2017.

In 2017 there was impairment in investments held to maturity to the amount of R$54,520 thousand.

30)   Financial assets granted as collateral

R$ thousand
On December 31
2017
Held for trading	801,182
Brazilian government securities	801,182
Available for sale (1)	59,482,796
Brazilian government securities	53,039,884
Corporate debt securities	825,287
Bank debt securities	4,904,070
Brazilian sovereign bonds	713,555
Loans and advances to banks	123,691,195
Interbank investments (2)	123,691,195
Total	183,975,173

(1) In 2017, it included unrealized gains in the amount of R$3,246,351 thousand and unrealized losses in the amount of R$557,974 thousand; and

(2) Refers to reverse repurchase agreements in which the underlying security has subsequently been sold in a separate repurchase agreement.

Collateral are conditional commitments to ensure that the contractual clauses of a funding in the open market are complied with. In these collateral, the amount of R$178,964,158 thousand may be repledged and R$5,011,015 thousand sold or repledged.

Bradesco     F-109

31)   Non-current assets held for sale

	R$ thousand
	On December 31
	2018	2017
Assets not for own use
Real estate	1,120,434	1,250,380
Vehicles and similar	231,105	262,774
Machinery and equipment	585	2,037
Other	1,206	5,782
Total	1,353,330	1,520,973

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

     F-110     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

32)   Investments in associates and joint ventures

a)  Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,679,589	1,011,125	65,967,300	16,595,791	56,802,838	10,890,157	1,883,033	3,341,909
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	606,161	174,277	10,265,219	5,417,377	10,845,420	873,938	7,036,160	1,139,542
Fleury S.A. (3) (5)	16.28%	16.28%	699,927	38,805	1,510,304	2,482,580	640,899	1,570,942	2,642,751	238,558
Aquarius Participações S.A. (6)	49.00%	49.00%	43,030	130,769	19,096	86,626	17,907	-	-	266,876
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	100,597	602	2,587,712	1,503,374	2,210,690	1,880,396	6,362,896	3,010
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	127,677	8,895	230,503	100,052	22,207	3,258	174,816	21,254
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	52,571	6,689	305,278	30,249	207,894	-	9,601	13,651
Tecnologia Bancária S.A. (3)	24.32%	24.32%	115,433	(8,492)	471,119	1,488,542	511,883	1,035,574	2,225,362	(34,918)
Swiss Re Corporate Solutions Brasil (3) (8)	40.00%	40.00%	345,036	(10,998)	2,110,050	1,479,827	2,509,280	246,060	973,422	(27,494)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	59,098	(6,466)	165,299	173,083	42,894	-	13,726	(32,330)
Other (3)	-	-	35,083	33,788	-	-	-	-	-	-
Total investments in associates			6,864,202	1,378,994	83,631,880	29,357,501	73,811,912	16,500,325	21,321,767	4,930,058

Elo Participações S.A. (9)	50.01%	50.01%	1,191,343	288,938	718,623	1,981,596	170,683	8,220	28,938	573,968
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	70,254	12,473	330,042	66,980	161,458	-	136,193	24,946
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(30)	2,284	1,696	4,112	-	154	(60)
Total investments in joint ventures			1,261,597	301,381	1,050,949	2,050,272	336,253	8,220	165,285	598,854
Total on December 31, 2018			8,125,799	1,680,375	84,682,829	31,407,773	74,148,165	16,508,545	21,487,052	5,528,912

Bradesco     F-111

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,832,660	1,219,202	76,403,596	13,151,540	71,020,292	6,833,491	2,561,394	4,056,077
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	543,025	182,432	8,512,491	6,124,173	10,138,711	947,514	3,550,438	1,197,846
Fleury S.A. (3) (5)	16.28%	16.28%	692,380	46,791	1,389,026	2,224,500	615,510	1,263,331	2,609,717	287,414
Aquarius Participações S.A.	49.00%	49.00%	263,630	116,070	242,617	532,707	237,305	-	38	236,878
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,649	(22,637)	3,588,848	1,283,453	3,565,394	726,468	5,432,770	(113,185)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	118,781	16,530	285,871	118,394	33,305	8,320	61,185	39,498
NCR Brasil Indústria de Equipamentos para Automação S.A. (3) (8)	49.00%	49.00%	46,039	4,108	221,809	28,788	141,520	-	1,270	8,384
Tecnologia Bancária S.A. (3)	24.32%	24.32%	108,752	10,209	242,480	75,702	590,872	496,090	2,534,235	41,973
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	463,400	(26,437)	2,178,209	1,511,924	2,411,600	437,278	490,079	(66,093)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	29,513	(4,642)	118,961	43,253	18,594	-	-	(23,210)
Other (3)	-	-	7,129	2,361	-	-	-	-	-	-
Total investments in associates			7,210,958	1,543,987	93,183,908	25,094,434	88,773,103	10,712,492	17,241,126	5,665,582

Elo Participações S.A.	50.01%	50.01%	978,195	162,070	420,804	1,776,837	96,763	3,967	18,708	324,075
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	68,231	12,393	339,236	119,406	324,764	-	161,107	24,786
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(39)	2,198	1,612	2	3,881	227	(78)
Total investments in joint ventures			1,046,426	174,424	762,238	1,897,855	421,529	7,848	180,042	348,783
Total on December 31, 2017			8,257,384	1,718,411	93,946,146	26,992,289	89,194,631	10,720,340	17,421,168	6,014,365

     F-112     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,108,743	1,204,520	13,699,378	10,654,621	15,004,712	-	392,167	4,007,233
IRB - Brasil Resseguros S.A. (3) (4)	20.51%	20.51%	662,460	132,668	8,484,793	5,828,133	10,238,221	844,876	3,185	646,823
Fleury S.A. (3) (5)	16.39%	16.39%	651,906	17,506	1,343,162	2,021,981	429,411	1,166,607	2,045,898	106,829
Aquarius Participações S.A. (6)	49.00%	49.00%	263,632	73,640	150,233	538,267	150,474	-	-	150,286
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	127,922	1,596	8,187,596	493,325	8,041,309	-	4,243,442	7,980
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	102,251	18,517	247,475	109,390	44,890	-	22,642	44,246
Tecnologia Bancária S.A. (3)	24.32%	24.32%	98,543	71,232	193,546	1,117,398	499,341	406,459	686,800	292,862
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	73,789	(7,024)	171,823	27,780	111,755	-	330,985	(14,335)
Empresa Brasileira de Solda Elétrica S.A. (3) (8)	0.00%	0.00%	-	3,168	-	-	-	-	-	-
Total investments in associates			6,089,246	1,515,823	32,478,006	20,790,895	34,520,113	2,417,942	7,725,119	5,241,924

Elo Participações S.A.	50.01%	50.01%	849,355	198,457	352,179	1,596,527	107,627	-	18,879	396,835
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,174	8,721	443,978	3,883	317,298	-	164,026	17,442
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	(49)	3,538	-	3,532	-	256	(98)
Leader S.A. Adm. de Cartões de Crédito (3) (7)	0.00%	0.00%	-	(23,227)	-	-		-	-	-
Total investments in joint ventures			913,532	183,902	799,695	1,600,410	428,457	-	183,161	414,179
Total on December 31, 2016			7,002,778	1,699,725	33,277,701	22,391,305	34,948,570	2,417,942	7,908,280	5,656,103

(1) Revenues from financial intermediation or services;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2018, the Organization received R$1,204,069 thousand of dividends and interest on capital of this investment. In its financial statements, Cielo S.A. presented R$6,948 thousand of other comprehensive income;

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4) Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) In 2018, occurred the partial spin-off and consolidation of Fidelity Processadora S.A., controlled by Aquarius Participações S.A.;

(7) In April 2016, it was consolidated after acquisition of 50% of the company;

(8) In 2018, impairment losses were recorded in "associates and jointly controlled entities" in the amount of R$107,000 thousand. In 2017, it was recorded, in the amount of R$31,868 thousand, on the investment in NCR Brasil S.A. (In 2016, R$37,122 thousand on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.); and

(9) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2018, the Organization received R$38,278 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$44 thousand of other comprehensive income.

Bradesco     F-113

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2018, with the exception of Cielo S.A., IRB – Brasil Resseguros S.A. (IRB) and Fleury S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of these investments totaled R$12,240,547 thousand (2017 – R$22,340,660 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b)  Changes in associates

	R$ thousand
	2018	2017
Initial balances	8,257,384	7,002,778
Acquisitions (1)	54,019	524,155
Spin-off of associates (2)	(1,175)	(170,006)
Transfer (3)	(338,315)	5,953
Equity in net income of associates	1,680,375	1,718,411
Dividends/Interest on capital	(1,385,537)	(802,662)
Impairment (4)	(107,000)	(31,868)
Other	(33,952)	10,623
At the end of the year	8,125,799	8,257,384

 (1) In 2017, it includes the acquisition of interest in (i) Swiss Re Corporate Solutions Brasil; and in (ii) GIC - Gestora de Inteligência de Crédito;

(2) In 2017, there was partial sale of the IRB;

(3) In 2018, the partial spin-off and consolidation of Fidelity Processadora S.A., controlled by Aquarius Participações S.A.; and

(4) In 2018, there were losses on impairment in associates, in the amount of R$107,000 thousand (2017 – R$31,868 thousand).

33)   Property and equipment

a)  Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	2,611,299	(480,093)	2,131,206
Land	-	976,869	-	976,869
Installations, properties and equipment for use	10%	6,324,483	(3,161,651)	3,162,832
Security and communication systems	10%	379,099	(236,293)	142,806
Data processing systems	20%	4,231,789	(2,677,882)	1,553,907
Transportation systems	20%	92,403	(60,760)	31,643
Financial leases of data processing systems	20%	3,474,958	(2,647,385)	827,573
Balance on December 31, 2018		18,090,900	(9,264,064)	8,826,836

Buildings	4%	2,153,407	(483,266)	1,670,141
Land	-	982,720	-	982,720
Installations, properties and equipment for use	10%	5,450,939	(2,667,455)	2,783,484
Security and communication systems	10%	349,228	(213,879)	135,349
Data processing systems	20%	3,950,625	(2,329,028)	1,621,597
Transportation systems	20%	86,705	(48,246)	38,459
Financial leases of data processing systems	20%	3,431,868	(2,231,143)	1,200,725
Balance on December 31, 2017		16,405,492	(7,973,017)	8,432,475

Depreciation charges in 2018 amounted to R$1,460,013 thousand (2017 – R$1,237,328 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 43 for disclosure of the obligation.

     F-114     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475
Additions	766,074	143,103	1,045,155	39,005	390,398	5,698	2,389,433
Write-offs	(12,168)	(278,602)	(160,587)	(6,141)	(1,924)	-	(459,422)
Impairment	(60,371)	-	-	(653)	(30,670)	-	(91,694)
Depreciation	(111,274)	-	(512,825)	(24,754)	(798,646)	(12,514)	(1,460,013)
Transfer	(121,196)	129,648	-	-	-	-	8,452
Balance from an acquired institution	-	-	7,605	-	-	-	7,605
Balance on December 31, 2018	2,131,206	976,869	3,162,832	142,806	2,381,480	31,643	8,826,836

Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116
Additions	117,888	41,777	754,606	31,134	947,314	4,926	1,897,645
Write-offs	(53,151)	(86,592)	(323,217)	(2,540)	(86,469)	(100)	(552,069)
Impairment	(73,568)	-	(502)	(1,836)	(3,288)	-	(79,194)
Depreciation	(28,840)	-	(521,663)	(24,270)	(649,583)	(12,972)	(1,237,328)
Transfer	8,887	-	1,815	-	(4,397)	-	6,305
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475
 (1) Includes financial lease of data processing systems.

Bradesco     F-115

34)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307
Additions/(reductions)	630,755	1,859,905	1,198,396	-	(5,146)	3,683,910
Impairment (2)	-	(162)	(386,265)	-	-	(386,427)
Amortization	-	(1,116,505)	(1,361,269)	(864,686)	(5,782)	(3,348,242)
Balance on December 31, 2018	5,576,068	4,795,136	3,241,280	2,494,003	22,061	16,128,548

Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526
Additions/(reductions)	-	2,549,335	1,203,313	-	(8,944)	3,743,704
Impairment (2)	-	-	(30,683)	-	-	(30,683)
Amortization	-	(1,000,894)	(1,327,456)	(1,000,234)	(2,656)	(3,331,240)
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307

 (1) Rate of amortization: acquisition of banking rights – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

     F-116     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Composition of goodwill by segment

	R$ thousand
	On December 31
	2018	2017
Banking	5,083,686	4,651,347
Insurance	492,382	293,966
Total	5,576,068	4,945,313

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2018, 2017 and 2016.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by Management, with a terminal growth rate of 6.9% p.a. (7.1% p.a. in 2017). The forecast cash flows have been discounted at a rate of 12.0% p.a. (13.6% p.a. in 2017).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

35)   Other assets

	R$ thousand
	On December 31
	2018	2017
Financial assets (4) (5)	43,893,309	41,719,483
Foreign exchange transactions (1)	20,179,828	17,279,327
Debtors for guarantee deposits (2)	18,729,321	17,840,698
Securities trading	2,582,663	1,741,524
Trade and credit receivables	664,274	3,016,225
Receivables	1,737,223	1,841,709
Other assets	7,372,866	9,134,504
Deferred acquisition cost (insurance) – Note 40f	925,884	1,070,108
Other debtors	2,728,746	3,736,743
Prepaid expenses	741,087	1,244,602
Interbank and interdepartmental accounts	1,427,359	1,480,291
Other (3)	1,549,790	1,602,760
Total	51,266,175	50,853,987

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

(4) Financial assets are recorded at amortized cost; and

(5) In 2018, there were no losses for impairment of other financial assets.

Bradesco     F-117

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2018	2017
Demand deposits	1,139,729	1,030,292
Interbank deposits	410,975	2,168,625
Securities sold under agreements to repurchase	190,911,877	233,467,544
Borrowings	29,681,340	18,521,713
Onlending	25,170,058	30,769,294
Total	247,313,979	285,957,468

37)   Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2018	2017
Demand deposits	34,178,563	33,058,324
Savings deposits	111,170,912	103,332,697
Time deposits	195,398,721	125,617,424
Total	340,748,196	262,008,445

38)   Funds from securities issued

a)     Composition by type of security issued and location

	R$ thousand
	On December 31
	2018	2017
Instruments Issued – Brazil:
Real estate credit notes	25,381,719	27,020,911
Agribusiness notes	13,108,595	10,973,682
Financial bills	104,005,236	93,570,141
Letters of credit property guaranteed (1)	476,332	-
Subtotal	142,971,882	131,564,734
Securities – Overseas:
Euronotes (2)	1,270,409	634,549
Securities issued through securitization – (item (b))	3,130,111	2,606,322
Subtotal	4,400,520	3,240,871
Structured Operations Certificates	656,616	368,485
Total	148,029,018	135,174,090

 (1) Funding is secured by the Real Estate Credit Portfolio, for the amount of R$549,665 thousand, which meets all Central Bank (BACEN) Resolution No. 4,598/17 requirements: 115.38% sufficiency (including fiduciary agent remuneration), liquidity; the asset portfolio's weighted average tenor being 309 months, issuing LIGs (secured real estate notes or 'covered bonds') with tenor 35 months, none due within 180 days, receivables corresponding to 0.05% of total assets and 61.46% of the properties' guarantee amount. The credit portfolio’s guarantor assets are mostly rated AA and A (66% and 23% respectively). In addition, the LIG Issue and the asset portfolio management policy, as required by Article 11 of BACEN Resolution No. 4,598/17, are located at the following address https://banco.bradesco/html/prime/produtos-servicos/investimentos/letra-imobiliaria-garantida.shtm; and

(2) Issuance of securities in the foreign market to fund customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

     F-118     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of an Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

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

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Nominal amount	Maturity	On December 31
				2018	2017
Securitization of the future flow of payment orders received from abroad	19.12.2008	1,168,500	20.02.2019	84	348,524
	17.12.2009	89,115	20.02.2020	29,635	49,594
	16.11.2011	88,860	20.11.2018	-	26,068
	16.11.2011	133,290	22.11.2021	124,949	139,678
	23.12.2015	390,480	21.11.2022	318,115	330,311
	23.12.2015	390,480	20.11.2020	246,995	318,934
	02.02.2016	889,725	22.02.2021	713,740	871,260
	30.03.2016	533,835	22.02.2021	423,304	521,953
	12.05.2018	1,121,100	22.02.2021	1,273,289	-
Total		4,805,385		3,130,111	2,606,322

c)     Net financial activity in the issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	135,174,090	151,101,938
Issuance	85,963,195	62,237,380
Interest	9,054,699	13,262,613
Settlement and interest payments	(82,973,990)	(91,324,496)
Exchange variation and others	811,024	(103,345)
Closing balance on December 31	148,029,018	135,174,090

Bradesco     F-119

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)   Subordinated debt

a)   Composition of subordinated debt

Maturity	On December 31 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	69,851	62,303
Financial bills:
2018 (1)	6	-	-	10,130,108
2019	6	21,858	39,261	36,139
2018 (1)	7	-	-	316,757
2019	7	3,172,835	3,490,180	3,436,734
2020	7	1,700	3,038	2,801
2022	7	4,305,011	6,010,103	5,597,559
2023	7	1,359,452	1,829,083	1,699,872
2024	7	67,450	80,479	73,861
2025 (2)	7	5,425,906	5,578,707	-
2018 (1)	8	-	-	119,417
2019	8	12,735	31,742	28,184
2020	8	28,556	59,398	54,383
2021	8	1,236	2,192	2,027
2023	8	1,706,846	2,464,978	2,265,488
2024	8	136,695	172,590	159,205
2025	8	6,193,653	6,427,806	6,624,611
2026 (2)	8	870,300	894,417	-
2021	9	7,000	14,064	13,125
2024	9	4,924	7,444	6,611
2025	9	400,944	491,031	457,679
2027 (2)	9	144,900	149,211	-
2021	10	19,200	44,962	40,429
2022	10	54,143	108,467	99,338
2023	10	688,064	1,146,189	1,070,085
2025	10	284,137	451,136	392,376
2026	10	361,196	480,443	438,776
2027	10	258,743	295,946	273,498
2028 (2)	10	248,300	257,524	-
2026	11	3,400	4,622	4,271
2027	11	47,046	58,346	53,996
2028	11	74,764	84,304	77,079
Perpetual (2)		9,201,200	9,254,743	5,004,967
Subtotal in Brazil			40,002,257	38,541,679
Overseas:
2019	10	1,333,575	2,953,103	2,520,963
2021	11	2,766,650	6,355,614	3,697,115
2022	11	1,886,720	4,332,470	5,419,644
Subtotal overseas			13,641,187	11,637,722
Total			53,643,444	50,179,401

(1) Subordinated debt transactions that matured in 2018; and

(2) Issuance of subordinated financial letters, under the heading “Subordinated debt”.

     F-120     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Net movement of subordinated debt

	R$ thousand
	2018	2017
Opening balance on December 31	50,179,401	52,611,064
Issuance	10,890,606	6,594,610
Interest	3,517,067	5,100,017
Settlement and interest payments	(12,941,124)	(14,301,613)
Exchange variation	1,997,494	175,323
Closing balance on December 31	53,643,444	50,179,401

Bradesco     F-121

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)   Insurance technical provisions and pension plans

a)     Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	On December 31		On December 31		On December 31
	2018	2017	2018	2017	2018	2017
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,218,860	1,051,507	217,884,791	207,818,859	219,103,651	208,870,366
Mathematical reserve for vested benefits	343,852	265,727	8,489,312	9,367,712	8,833,164	9,633,439
Reserve for claims incurred but not reported (IBNR)	3,401,781	3,159,967	931,154	1,030,107	4,332,935	4,190,074
Unearned premium reserve	4,283,281	4,068,716	647,709	567,369	4,930,990	4,636,085
Reserve for unsettled claims	4,472,929	4,291,432	1,345,596	1,588,489	5,818,525	5,879,921
Reserve for financial surplus	-	-	549,135	514,199	549,135	514,199
Other technical provisions	2,186,799	1,996,206	5,823,088	3,369,300	8,009,887	5,365,506
Total reserves	15,907,502	14,833,555	235,670,785	224,256,035	251,578,287	239,089,590

(1) “Other technical provisions” - Insurance includes the Provision for Insufficient Premiums (PIP) of R$ 2,133,130 thousand and the Reserve for Related Expenses of R$ 37,577 thousand;

(2) The "Other technical provisions" line of Life and Pension Plan includes "Provision for redemptions and other amounts to be settled" in the amount of R$2,248,238 thousand, "Provision for related expenses" in the amount of R$520,613 thousand, “Complementary Reserve for Coverage (PCC)” in the amount of R$1,010,035 thousand and" Other technical provisions", which includes the transfer of R$2,007,136 thousand of the mathematical provisions of benefits to be granted and benefits granted, subject to authorization by SUSEP; and

(3) Includes the unearned Premium Reserve of risks covered not yet issued (PPNG-RVNE) in the amount of R$ 158,535 thousand.

     F-122     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Technical provisions by product

	R$ thousand
	Insurance		Life and pension plans (1)		Total
	On December 31		On December 31		On December 31
	2018	2017	2018	2017	2018	2017
Health	10,391,680	9,754,024	-	-	10,391,680	9,754,024
Auto / Liability Insurance	3,209,143	3,156,847	-	-	3,209,143	3,156,847
DPVAT (Personal Injury Caused by Automotive Vehicles)	601,114	506,161	2,756	3,100	603,870	509,261
Life	310,829	-	10,964,900	10,018,884	11,275,729	10,018,884
RE (Elementary branch)	1,394,736	1,416,523	-	-	1,394,736	1,416,523
Free Benefits Generating Plan - PGBL	-	-	36,188,888	35,087,618	36,188,888	35,087,618
Free Benefits Generating Life - VGBL	-	-	166,104,340	158,746,205	166,104,340	158,746,205
Traditional plans	-	-	22,409,901	20,400,228	22,409,901	20,400,228
Total technical provisions	15,907,502	14,833,555	235,670,785	224,256,035	251,578,287	239,089,590

 (1) Includes personal and pension insurance operations.

c)     Technical provisions by aggregated products

	R$ thousand
	On December 31
	2018	2017
Insurance – Vehicle, Elementary Lines, Life and Health	26,875,158	24,855,539
Insurance and Pensions – Life with Survival Coverage (VGBL)	166,104,340	158,746,205
Pensions – PGBL and Traditional Plans	49,527,947	47,623,322
Pensions – Risk Traditional Plans	9,070,842	7,864,524
Total	251,578,287	239,089,590

Bradesco     F-123

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)  Changes in the insurance and pension technical provisions

(i)      Insurance – Vehicle, General, Life, Health and Pension

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	32,720,063	31,611,733
(-) DPVAT insurance	(508,098)	(473,579)
Subtotal at beginning of the year	32,211,965	31,138,154
Additions, net of reversals	30,230,289	28,542,623
Payment of claims, benefits and redemptions	(28,735,539)	(27,156,197)
Adjustment for inflation and interest	1,636,443	648,898
Partial spin-off of large risk portfolio	-	(961,513)
Subtotal at end of the period	35,343,158	32,211,965
(+) DPVAT insurance	602,842	508,098
At the end of the year	35,946,000	32,720,063

(ii)     Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	158,746,205	138,670,739
Receipt of premiums net of fees	23,715,609	28,577,437
Payment of benefits	(30,563)	(28,758)
Payment of redemptions	(21,008,985)	(18,985,242)
Adjustment for inflation and interest	8,017,088	13,468,401
Others	(3,335,014)	(2,956,372)
At the end of the year	166,104,340	158,746,205

(iii)    Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	47,623,322	45,557,528
Receipt of premiums net of fees	2,683,007	3,446,148
Payment of benefits	(858,454)	(759,949)
Payment of redemptions	(2,615,186)	(2,962,505)
Adjustment for inflation and interest	3,232,938	3,656,452
Others	(537,680)	(1,314,352)
At the end of the year	49,527,947	47,623,322

     F-124     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)     Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2018	2017	2018	2017	2018	2017
Total technical provisions	15,907,502	14,833,555	235,670,785	224,256,035	251,578,287	239,089,590
(-) Commercialization surcharge – extended warranty	(54,183)	(138,780)	-	-	(54,183)	(138,780)
(-) Portion corresponding to contracted reinsurance	(125,032)	(153,137)	(9,859)	(14,123)	(134,891)	(167,260)
(-) Receivables	(1,043,400)	(925,999)	-	-	(1,043,400)	(925,999)
(-) Unearned premium reserve – Health and dental insurance (1)	(1,381,574)	(1,268,243)	-	-	(1,381,574)	(1,268,243)
(-) Reserves from DPVAT agreements	(597,398)	(502,491)	-	-	(597,398)	(502,491)
To be insured	12,705,915	11,844,905	235,660,926	224,241,912	248,366,841	236,086,817

Investment fund quotas (VGBL and PGBL) (2)	-	-	198,748,039	190,639,798	198,748,039	190,639,798
Investment fund quotas (excluding VGBL and PGBL)	5,155,446	5,076,006	23,230,004	21,639,087	28,385,450	26,715,093
Government securities	10,164,283	9,011,657	19,534,894	18,608,194	29,699,177	27,619,851
Private securities	15,378	18,203	151,681	164,338	167,059	182,541
Shares	2,935	3,227	1,238,716	1,716,401	1,241,651	1,719,628
Total technical provision guarantees	15,338,042	14,109,093	242,903,334	232,767,818	258,241,376	246,876,911

 (1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15; and

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements.

Bradesco     F-125

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)   Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	1,070,108	1,750,244
Additions	1,324,815	1,586,888
Reversals	(1,469,039)	(2,250,844)
Sale of large risk portfolio	-	(16,180)
At the end of the year	925,884	1,070,108

g)  Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2018	2017
At the beginning of the year	219,214	1,186,194
Additions	245,957	186,867
Reversals	(239,049)	(139,641)
Recovered insurance losses	(37,369)	(259,433)
Reversal/Monetary update	(4,892)	(411)
Other (1)	(7,537)	(754,362)
At the end of the year	176,324	219,214

(1)    In 2017, includes sale of the large risk portfolio.

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

     F-126     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Amount estimated for the claims:
· In the year after notification	1,288,259	2,219,991	2,592,573	2,859,480	3,348,274	3,224,788	3,937,126	4,428,926	4,109,825	3,749,457	3,448,593	-
· One year after notification	1,247,008	2,193,645	2,562,789	2,824,610	3,240,688	3,041,662	3,663,951	4,277,245	3,912,436	3,740,543	-	-
· Two years after notification	1,230,236	2,179,949	2,561,264	2,809,879	3,233,150	3,009,371	3,671,822	4,232,474	3,923,389	-	-	-
· Three years after notification	1,238,534	2,179,419	2,577,663	2,812,812	3,256,062	3,044,232	3,655,382	4,260,118	-	-	-	-
· Four years after notification	1,247,341	2,210,909	2,595,369	2,811,587	3,292,376	3,034,096	3,669,868	-	-	-	-	-
· Five years after notification	1,248,036	2,209,826	2,607,212	2,840,368	3,113,580	3,049,171	-	-	-	-	-	-
· Six years after notification	1,274,168	2,222,800	2,611,105	2,837,693	3,128,386	-	-	-	-	-	-	-
· Seven years after notification	1,290,615	2,240,171	2,599,521	2,850,912	-	-	-	-	-	-	-	-
· Eight years after notification	1,307,505	2,228,954	2,608,176	-	-	-	-	-	-	-	-	-
· Nine years after notification	1,299,124	2,234,024	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	1,296,266	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2018)	1,296,266	2,234,024	2,608,176	2,850,912	3,128,386	3,049,171	3,669,868	4,260,118	3,923,389	3,740,543	3,448,593	34,209,446
Payments of claims	(1,180,848)	(2,216,199)	(2,580,422)	(2,812,101)	(3,076,245)	(2,992,353)	(3,593,585)	(4,155,367)	(3,806,909)	(3,599,748)	(2,718,950)	(32,732,727)
Outstanding Claims	115,418	17,825	27,754	38,811	52,141	56,818	76,283	104,751	116,480	140,795	729,643	1,476,719

Bradesco     F-127

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	994,132	1,954,928	2,439,011	2,653,641	3,022,457	3,021,084	3,761,029	4,074,519	3,960,519	3,710,845	3,410,760	-
· One year after notification	986,525	1,933,104	2,404,646	2,617,957	2,908,173	2,849,909	3,527,585	3,954,939	3,796,535	3,702,199	-	-
· Two years after notification	979,044	1,931,327	2,406,805	2,609,034	2,915,173	2,832,016	3,539,989	3,900,981	3,803,980	-	-	-
· Three years after notification	990,037	1,936,905	2,426,310	2,629,288	2,927,529	2,874,862	3,526,769	3,921,156	-	-	-	-
· Four years after notification	996,755	1,960,500	2,445,507	2,639,629	2,957,403	2,868,888	3,539,721	-	-	-	-	-
· Five years after notification	1,004,225	1,966,313	2,460,692	2,670,472	2,963,901	2,884,539	-	-	-	-	-	-
· Six years after notification	1,017,179	1,980,991	2,472,476	2,673,132	2,978,029	-	-	-	-	-	-	-
· Seven years after notification	1,025,547	1,994,592	2,471,407	2,686,379	-	-	-	-	-	-	-	-
· Eight years after notification	1,035,528	1,990,902	2,479,351	-	-	-	-	-	-	-	-	-
· Nine years after notification	1,038,489	1,994,494	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	1,090,755	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2018)	1,090,755	1,994,494	2,479,351	2,686,379	2,978,029	2,884,539	3,539,721	3,921,156	3,803,980	3,702,199	3,410,760	32,491,363
Payments of claims	(1,037,194)	(1,978,504)	(2,454,468)	(2,647,785)	(2,926,963)	(2,828,093)	(3,465,828)	(3,820,923)	(3,691,990)	(3,562,902)	(2,698,387)	(31,113,037)
Liquid outstanding claims for reinsurance	53,561	15,990	24,883	38,594	51,066	56,446	73,893	100,233	111,990	139,297	712,373	1,378,326

     F-128     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	852,110	901,321	1,007,851	1,191,045	1,235,104	1,305,822	1,330,460	1,415,524	1,493,336	1,537,474	1,438,028	-
· One year after notification	861,992	926,499	1,015,094	1,188,264	1,226,271	1,298,610	1,373,160	1,425,789	1,491,439	1,487,961	-	-
· Two years after notification	878,363	943,781	1,021,283	1,188,774	1,236,289	1,326,512	1,368,575	1,403,515	1,468,731	-	-	-
· Three years after notification	874,269	937,472	1,011,228	1,197,624	1,236,075	1,309,876	1,277,276	1,323,435	-	-	-	-
· Four years after notification	872,339	944,170	1,022,136	1,195,079	1,234,363	1,296,147	1,242,937	-	-	-	-	-
· Five years after notification	870,461	954,487	1,019,647	1,201,083	1,233,898	1,304,644	-	-	-	-	-	-
· Six years after notification	871,248	951,993	1,017,766	1,200,703	1,239,976	-	-	-	-	-	-	-
· Seven years after notification	872,001	944,581	1,009,936	1,209,690	-	-	-	-	-	-	-	-
· Eight years after notification	875,280	944,664	1,017,016	-	-	-	-	-	-	-	-	-
· Nine years after notification	870,736	950,290	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	940,357	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2018)	940,357	950,290	1,017,016	1,209,690	1,239,976	1,304,644	1,242,937	1,323,435	1,468,731	1,487,961	1,438,028	13,623,065
Payments of claims	(874,391)	(933,233)	(983,539)	(1,159,655)	(1,194,341)	(1,237,017)	(1,124,959)	(1,143,581)	(1,296,273)	(1,285,409)	(1,047,827)	(12,280,225)
Liquid outstanding claims for reinsurance	65,966	17,057	33,477	50,035	45,635	67,627	117,978	179,854	172,458	202,552	390,201	1,342,840

(1) The “DPVAT” insurances were not considered in the claims development in the amount of R$71,212 thousand, "Retrocession" R$19,089 thousand, "Health and Dental" R$2,927,151 thousand, estimate of salvages and redresses in the amount of R$(155,016) thousand and incurred but not enough reported (IBNER) claims in the amount of R$136,529 thousand.

Bradesco     F-129

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)   Supplemental pension plans

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

The Supplementary Pension Plan counts on contributions from employees and Management of Bradesco and its subsidiaries equivalent to at least 4% of their salary and, from the company, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death). Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in run-off, the present value of the actuarial obligations of the plan is completely covered by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and variable benefit retirement plans, to the former employees of Baneb, through Fundação Baneb de Seguridade Social – Bases.

Bradesco sponsors both defined benefit and variable contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank S.A. – Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Risk factors	On December 31
	2018	2017
Nominal discount rate	8.8% - 9.31% a.a.	8.5% - 10% p.a.
Nominal rate of minimum expected return on assets	9.6% - 25.01% a.a.	7.01% - 25.16% a.a.
Nominal rate of future salary increases	4.0% a.a.	4.3% p.a.
Nominal growth rate of social security benefits and plans	4.0% a.a.	4.3% p.a.
Initial rate of growth of medical costs	8.16% - 9.72% a.a.	10.51% a.a.
Inflation rate	4.0% a.a.	4.3% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1st eligibility to a benefit by the plan	100% in the 1st eligibility to a benefit by the plan

     F-130     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Considering the above assumptions, in accordance with IAS 19, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	Retirement Benefits		Other post-employment benefits
	2018	2017	2018	2017
(i) Projected benefit obligations:
At the beginning of the year	2,323,338	2,141,393	563,079	498,591
Cost of current service	151	186	-	215
Interest cost	219,239	227,980	54,654	54,230
Participant’s contribution	881	1,197	-	-
Actuarial gain/(loss)	179,851	144,624	87,962	39,303
Benefit paid	(192,870)	(192,042)	(36,602)	(29,260)
At the end of the year	2,530,590	2,323,338	669,093	563,079

(ii) Plan assets at fair value:
At the beginning of the year	2,375,529	2,127,872	-	-
Expected earnings	225,060	227,360	-	-
Actuarial gain/(loss)	(61,063)	196,186	-	-
Contributions received:
Employer	15,472	14,957	-	-
Employees	881	1,197	-	-
Benefit paid	(192,870)	(192,043)	-	-
At the end of the year	2,363,009	2,375,529	-	-

(iii) Changes in the unrecoverable surplus
At the beginning of the year	206,752	123,416	-	-
Interest on the irrecoverable surplus	20,327	13,730	-	-
Change in the unrecoverable surplus	(173,054)	69,606	-	-
At the end of the year	54,025	206,752	-	-

(iv) Financed position:
Plans in deficit	221,606	154,561	669,093	563,079
Net balance	221,606	154,561	669,093	563,079

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2018	2017	2016
Projected benefit obligations:
Cost of service	151	401	(906)
Cost of interest on actuarial obligations	273,893	282,210	204,712
Expected earnings from the assets of the plan	(225,060)	(227,360)	(174,937)
Net cost/(benefit) of the pension plans	48,984	55,251	28,869

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2018 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.86	15.00
2019	202,553	34,171
2020	208,484	35,379
2021	214,845	38,409
2022	220,785	41,560
2023	226,353	45,091
After 2023	1,209,851	278,367

Bradesco     F-131

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2019, contributions to defined-benefit plans are expected to total R$18,282 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and

- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2018	2017	2018	2017	2018	2017	2018	2017
Asset categories
Equities			7.9%	4.7%			17.7%	17.3%
Fixed income	93.3%	92.7%	87.5%	90.6%	100.0%	100.0%	82.3%	82.7%
Real estate	5.4%	5.7%	2.5%	2.6%
Other	1.3%	1.6%	2.1%	2.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (8.5% - 10.0% p.a.) assuming a 1 b.p. change in the discount rate:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	9.80% - 10.31%	Increase of 1 b.p.	reduction	(185,803)
Discount rate	7.80% - 8.31%	Decrease of 1 b.p.	increase	491,193
Medical Inflation	9.16% - 10.72%	Increase of 1 b.p.	increase	74,081
Medical Inflation	7.16% - 8.72%	Decrease of 1 b.p.	reduction	(62,077)

Total expenses related to contributions made during the year ended on December 31, 2018 totalled R$942,427 thousand (2017 – R$988,905 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in December 31, 2018, R$4,550,580 thousand (2017 – R$5,594,368 thousand).

42)   Provisions, Contingents Assets and Liabilities and Legal Obligations – Tax and Social Security

a)     Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)    Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

     F-132     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

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

In relation to the legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s, although Bradesco complied with the law and regulation in force at the time, has provisioned these lawsuits, taking into consideration the claims where Bradesco is the defendant and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement, including those related to incorporated banks are evaluated individually based on the procedural stage they are in.

Bradesco     F-133

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

                III -       Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of the legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$2,562,453 thousand (2017 – R$2,489,247 thousand): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        Pension Contributions – R$1,729,211 thousand (2017 – R$1,466,469 thousand): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        IRPJ/CSLL on losses of credits – R$1,461,621 thousand (2017 – R$1,614,663 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        IRPJ/CSLL on MTM – R$607,258 thousand: IRPJ and CSLL deficiency note related to the exclusions of revenues from marking Securities at fair value in 2007;

-        INSS of Autonomous – R$470,237 thousand (2017 – R$643,655 thousand): the Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-        INSS – Contribution to SAT – R$417,442 thousand (2017 – R$401,018 thousand): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioning the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

     F-134     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

               IV -       Changes in other provision

	R$ thousand
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	677,970	508,399	386,671
Provisions, net of reversals and write-offs	1,289,664	912,287	531,052
Payments	(1,538,827)	(1,152,887)	(302,885)
Balance on December 31, 2018	5,983,603	5,614,362	8,204,206

Balance on December 31, 2016	5,101,732	5,003,440	8,187,237
Adjustment for inflation	637,263	484,447	500,719
Provisions, net of reversals and write-offs	1,002,559	830,642	(984,342)
Payments	(1,186,758)	(971,966)	(114,246)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368

(1) In 2017, there were reversals of provisions related to: (i) the PIS process, related to the remuneration of amounts unduly paid, in the amount of R$268,729 thousand; (ii) IRPJ/CSLL on credit losses, in the amount of R$408,730 thousand; and (iii) favorable decision in the process of social security contribution on the remuneration paid to accredited dentists (INSS of Autonomous), in the amount of R$348,820 thousand.

c)     Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following:

-        IRPJ and CSLL – 2006 to 2013 – R$6,863,623 thousand (2017 – R$6,264,741 thousand), relating to goodwill amortization being disallowed on the acquisition of investments;

-        COFINS – R$5,070,337 thousand (2017 – R$4,902,151 thousand): fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-        Leasing companies’ Tax on Services of any Nature (ISSQN) – R$2,478,296 thousand (2017 – R$2,394,087 thousand) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-        IRPJ and CSLL deficiency note – 2004 to 2012 – R$1,759,431 thousand (2017 – R$2,431,844 thousand): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-        IRPJ and CSLL deficiency note – 2012 and 2013 – R$1,689,160 thousand: due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

-        PIS and COFINS notifications and disallowances of compensations – R$1,445,126 thousand (2017 – R$1,399,506 thousand): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

Bradesco     F-135

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-        IRPJ and CSLL deficiency note – R$859,049 thousand (2017 – R$969,713 thousand): relating to disallowance of exclusions with losses in collections; and

-        IRPJ and CSLL deficiency note – 2008 and 2009 – R$508,180 thousand (2017 – R$489,687 thousand): relating to profit of subsidiaries based overseas.

43)   Other liabilities

	R$ thousand
	On December 31
	2018	2017
Financial liabilities	62,598,235	62,439,512
Credit card transactions (1)	22,887,885	26,163,066
Foreign exchange transactions (2)	19,801,468	17,085,029
Loan assignment obligations	8,058,619	8,454,076
Capitalization bonds	8,186,955	7,562,974
Securities trading	3,321,219	2,317,155
Liabilities for acquisition of assets – financial leases (Note 43a)	342,089	857,212

Other liabilities	34,157,435	35,377,312
Third party funds in transit (3)	7,135,635	7,211,038
Provision for payments	8,266,532	8,743,428
Sundry creditors	3,137,923	3,205,800
Social and statutory	4,966,975	4,524,457
Other taxes payable	1,757,283	1,466,306
Liabilities for acquisition of assets and rights	1,206,376	1,480,777
Other	7,686,711	8,745,506
Total	96,755,670	97,816,824

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

a)     Composition by maturity of financial leases and details of operating leases

	R$ thousand
	On December 31
	2018	2017
Due within one year	296,691	564,337
From 1 to 2 years	45,398	256,327
From 2 to 3 years	-	36,548
Total	342,089	857,212

Total non-cancellable minimum future payments due on operating leases in 2018 is R$11,340,768 thousand, of which R$853,882 thousand are due within 1 year, R$3,250,392 thousand between 1-5 years and R$7,236,494 thousand with more than 5 years.

     F-136     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

44)   Equity

a)   Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2018	2017 (1)
Common	3,359,929,223	3,359,929,223
Preferred	3,359,928,872	3,359,928,872
Subtotal	6,719,858,095	6,719,858,095
Treasury (common shares)	(5,535,803)	(5,535,803)
Treasury (preferred shares)	(20,741,320)	(20,741,320)
Total outstanding shares	6,693,580,972	6,693,580,972

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2016 (1)	3,354,393,420	3,339,187,552	6,693,580,972
Number of shares outstanding on December 31, 2017 (1)	3,354,393,420	3,339,187,552	6,693,580,972
Number of shares outstanding on December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972

 (1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Special Shareholders’ Meeting held on March 12, 2018 in proportion of one new share for every 10 shares held.

In the Special Shareholders’ Meeting held on March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common shares and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

In the Special Shareholders’ Meeting held on March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common shares and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

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

Bradesco     F-137

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

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

c)   Interest on own equity / Dividends

Interest on own equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil. Brazilian companies may pay interest on equity to shareholders based on the shareholders’ equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on own equity is paid to the shareholders.

In 2018, the Organization distributed interest on own equity of R$7,298,596 thousand, being attributed to the shareholders, the gross amount per share of R$1.04 for common shares and R$1.14 for preferred shares (2017 – R$7,204,344 thousand, R$1.03 for common shares and R$1.13 for preferred shares).

     F-138     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

45)   Transactions with related parties

Related-party transactions (direct and indirect) are presented out according to IAS 24, the Organization has a Transaction Policy with related parties disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Loans and advances to banks	-	-	585,191	724,369	-	-	585,191	724,369
Securities and derivative financial instruments	16,015	-	19,267	-	-	-	35,282	-
Other assets	9	-	326,762	3,572	49,244	-	376,015	3,572
Liabilities
Customer and financial institution resources	2,899,619	903,590	1,098,865	347,816	120,586	97,309	4,119,070	1,348,715
Securities and subordinated debt securities	8,569,271	6,632,932	-	-	797,182	1,395,107	9,366,453	8,028,039
Other liabilities (4)	1,541,011	2,302,970	10,101,886	8,827,877	5,484	-	11,648,381	11,130,847

	R$ thousand
	Controllers (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Revenues and expenses
Net interest income	(778,829)	(887,059)	(1,129,931)	(11,814)	40,671	(41,814)	(55,045)	(84,818)	(108,333)	(845,688)	(931,206)	(1,280,078)
Other revenues	334	-	-	315,832	441,381	360,286	247	-	-	316,413	441,381	360,286
Other expenses	(50,745)	(2,652)	(2,391)	(2,635,494)	(289,100)	(224,444)	323,130	-	-	(2,363,109)	(291,752)	(226,835)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 32;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) Includes interest on shareholders' equity and dividends payable.

Bradesco     F-139

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)     Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The annual grand total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2018, the maximum amount of R$530,689 thousand was set for Management compensation and R$534,780 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousand
	Years ended December 31
	2018	2017	2016
Salaries	485,949	456,262	441,592
Total	485,949	456,262	441,592

Post-employment benefits

	R$ thousand
	Years ended December 31
	2018	2017	2016
Defined contribution supplementary pension plans	474,378	473,663	251,250
Total	474,378	473,663	251,250

The Organization has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

Other information

a)     Under current law, financial institutions are not allowed to grant loans or advances to:

(i)      Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

(ii)     Individuals or corporations that own more than 10% of their capital; and

(iii)    Corporations in which the financial institution itself, any officers or Management of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or the Board of Executive Officers and their relatives.

     F-140     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2018	2017
Common shares	0.5%	0.5%
Preferred shares	1.1%	1.0%
Total shares (1)	0.8%	0.8%

(1) On December 31, 2018, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.6% of common shares, 1.1% of preferred shares and 1.9% of all shares (2017 – 2.3% of common shares, 1.1% of preferred shares and 1.7% of all shares).

46)   Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2018	2017
Commitments to extend credit (1)	228,113,067	203,927,816
Financial guarantees (2)	72,870,964	78,867,348
Letters of credit for imports	361,593	294,229
Total	301,345,624	283,089,393

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

The contracts are subject to the same credit evaluations as other loans and advances . Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

Bradesco     F-141

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

47)   New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of existing standards for the year ended December 31, 2018

Transition to IFRS 9

•         IFRS 9 replaced the guidance in IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applied for financial instruments and was adopted on the effective date of the standard on January 1, 2018. IFRS 9 includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) new requirements on hedge accounting. The new standard maintains the principal existing guidance on the recognition and derecognition of financial instruments in IAS 39.

(i) Classification and Measurement – Financial assets

IFRS 9 contains a new approach for classification and measurement of financial assets, where the Organization is based on the business model for the management of financial assets, in order to generate cash flow, as well as the SPPI Test, which will assess the characteristic of the cash flow and guide the classification of financial assets.

Financial assets are classified into three categories, as shown below:

•         Amortized cost: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest. These assets are adjusted by any expectation of credit loss.

•         FVOCI: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest, and also for sale. Changes in the fair value of these assets are recorded in other comprehensive income, except for the recognition of impairment, interest income, dividends and exchange rate variations that are recognized directly in the income statement for the fiscal year.

•         FVTPL: Financial assets that do not meet the criteria to be measured at amortize cost or at FVOCI.

On December 31, 2017, the Organization had equity investments classified as available for sale with fair value of R$11,038 million which are held for long-term strategic purposes. Pursuant to IFRS 9, the Organization, on current best estimates, designated these instruments as FVOCI. Thus, all fair value gains and losses should be recorded in other comprehensive income, with no impairment losses recognized in the income (loss) and no gain or loss is recycled to the income (loss) upon realization.

(ii) Impairment – Financial Assets

IFRS 9 replaced the model of “incurred losses” of IAS 39 with a prospective model of “expected losses”. This requires relevant judgment as to how changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities.

The new model of expected losses applies to the financial instruments measured at amortized cost or FVOCI (except for investments in equity instruments).

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

     F-142     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In the prospective model of expected losses, financial assets are divided into three stages:

Stage 1: Financial instruments that do not present significant deterioration in credit quality;

Stage 2: Financial instruments that present significant deterioration in credit quality; and

Stage 3: Financial instruments that indicate that the obligation will not be fully honored.

The new model of calculation of credit losses expected based on the prospective parameter for loans and advances, commitments to loans, financial guarantees given and Private Debt Securities resulted in an increase in the provision for credit losses.

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

(iv) Hedge Accounting

Upon the first adoption, the Organization opted to continue to apply the requirements of IAS 39 for hedge accounting, as permitted by IFRS 9 until the conclusion by the IASB of the macro-hedge project and the finalization of the hedge accounting section.

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

(v) Transition

Changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively on the date of initial application.

− The Organization opted for the exemption under the Standard of not restating comparative information from prior periods derived from changes in the classification and measurement of financial instruments (including expected loan). The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9 were recognized in Retained Earnings on January 1, 2018.

Bradesco     F-143

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the shareholders’ equity in the transition from IAS 39 to IFRS 9:

R$ mil
Shareholders' equity in accordance with IAS 39 as of December 31, 2017	117,693,704
IFRS 9 adjustments
Expected credit loss for credit operations (1)	(3,829,475)
Expected credit loss for other financial assets	(743,048)
Remesuration of assets by virtue of the new classification of IFRS 9 (2)	644,398
Other (3)	366,102
Deferred income tax	1,424,809
Shareholders' equity in accordance with IFRS 9 as of January 1, 2018	115,556,490

(1) Includes financial guarantees given and loan commitments;

(2) Change of the measurement of financial assets in accordance with the new classification of IFRS 9; and

(3) Accounting adequacy as required by IFRS 9 in the reclassification of securities measured at fair value through other comprehensive income.

The table below presents the new reclassifications and measurements according to the IFRS 9.

	R$ mil
	IAS 39		Reclassifications (1)	Remeasurement	IFRS 9
	Category	31/12/2017			Category	01/01/2018
Ativo
Cash and cash equivalents		81,742,951	-	-		81,742,951
Financial assets at fair value through profit or loss		-	242,511,223	-	At fair value through profit or loss	242,511,223
Financial assets held for trading	Held for trading	241,710,041	(241,710,041)	-		-
Financial assets at fair value through other comprehensive income		-	182,799,142	-	Fair value through other comprehensive income	218,860,066
Financial assets available for sale	Available for sale	159,412,722	(159,412,722)	-		-
Financial assets at amortized cost		-	-	-		-
- Loans and advances to banks, net of impairment	Loans and receivables	32,247,724	123,473,446	-	At amortized cost	155,721,170
- Loans and advances to customers, net of impairment	Loans and receivables	346,758,099	-	(1,173,870)	At amortized cost	345,584,229
- Securities net of provision for losses		-	75,320,243	267,452	At amortized cost	39,526,771
- Other financial assets		-	39,877,774	-	At amortized cost	39,877,774
Investments held to maturity	Held to maturity	39,006,118	(39,006,118)	-		-
Financial assets pledged as collateral	Other (2)	183,975,173	(183,975,173)	-		-
Non-current assets held for sale		1,520,973	-	-		1,520,973
Investments in associates and joint ventures		8,257,384	-	-		8,257,384
Premises and equipment		8,432,475	-	-		8,432,475
Intangible assets and goodwill		16,179,307	-	-		16,179,307
Taxes to be offset		10,524,575	-	-		10,524,575
Deferred taxes		43,731,911	-	1,424,809		45,156,720
Other assets		50,853,987	(39,877,774)	-		10,976,213
Total assets		1,224,353,440	-	518,391		1,224,871,831

     F-144     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Liabilities
Liabilities at amortized cost
- Deposits from banks	285,957,468	-	-	285,957,468
- Deposits from customers	262,008,445	-	-	262,008,445
- Funds from issuance of securities	135,174,090	-	-	135,174,090
- Subordinated debts	50,179,401	-	-	50,179,401
- Other financial liabilities	-	62,439,512	-	62,439,512
Financial liabilities at fair value through profit or loss	-	14,274,999	-	14,274,999
Financial liabilities held for trading	14,274,999	(14,274,999)	-	-
Provision for Expected Loss				-
- Loan Commitments	-	-	1,840,205	1,840,205
- Financial guarantees	-	-	815,400	815,400
Insurance technical provisions and pension plans	239,089,590	-	-	239,089,590
Other reserves	18,490,727	-	-	18,490,727
Current taxes	2,416,345	-	-	2,416,345
Deferred taxes	1,251,847	-	-	1,251,847
Other liabilities	97,816,824	(62,439,512)	-	35,377,312
Total liabilities	1,106,659,736	-	2,655,605	1,109,315,341

Shareholders’ equity
Capital	59,100,000			59,100,000
Treasury shares	(440,514)			(440,514)
Capital reserves	35,973			35,973
Profit reserves	49,481,227			49,481,227
Additional paid-in capital	70,496			70,496
Other comprehensive income	1,817,659		59,240	1,876,899
Retained earnings	7,338,990		(2,196,454)	5,142,536
Equity attributable to controlling shareholders	117,403,831	-	(2,137,214)	115,266,617
Non-controlling interest	289,873			289,873
Total equity	117,693,704	-	(2,137,214)	115,556,490
Total liabilities	1,224,353,440	-	518,391	1,224,871,831

(1) The main reclassifications are due to debentures, in the amount of R$35,600,087 thousand and promissory notes, in the amount of R$486,289 thousand that in accordance with IAS 39 were classified as available for sale and in accordance with IFRS 9 are measured at amortized cost; and

(2) The balances under the heading "Financial assets pledged as collateral" began to be submitted in accordance with the categories of IFRS 9, which are: R$123,691,195 thousand for "Loans and advances to financial institutions, net of provision for losses"; R$801,182 thousand for "Financial assets at fair value through profit or loss" and R$59,482,796 thousand for "Financial assets at fair value through other comprehensive income".

Bradesco     F-145

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaced IAS 18, IAS 11, and related interpretations (IFRICs 13, 15 and 18), and was be applicable from January 2018. A study on the recognition of revenue from customer contracts was conducted and the conclusion was that there was no significant impact on the Organization.

Standards, amendments and interpretations of standards applicable to future periods

•       IFRS 16 – Leases. IFRS 16, issued in January 2016 in replacement to the standards IAS 17 Leasing Operations, IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations, establishes that the lessees account for all the leases according to a single model, similar to the accounting entry for finance leases according to IAS 17. IFRS 16 is mandatory for the fiscal years as per January 1, 2019.

At the beginning of a lease, the lessee should recognize a liability to make payments (a lease liability) and an asset representing the right to use object asset during the term of the lease (a right of use asset). The expenses with interest on the lease liability and expenses of depreciation of the right of use asset should be recognized separately.

The potential impact that the initial application of the new standard will have on the Consolidated Financial Statements of the Organization was evaluated, as described below. The actual impacts regarding the adoption may change due to certain assumptions still subject to refinement, which are:

•         Use of the real or nominal discount rate; and

•         Exclusion of certain taxes of the payment flows of the lease contracts.

1. Leases in which Banco Bradesco is a lessee

The Organization will recognize new assets and liabilities for its operating leases, mainly related to real estate and infrastructures in general. The nature of the expenditure related to such leases will change because the Organization will recognize a cost of depreciation of right of use assets and expense of interest on lease obligations, which were previously recognized as a linear expense of operating lease during the term of the lease.

Based on the information currently available, the Organization estimates that the impacts on the balance sheet opening on January 1, 2019 would lead to the recognition of right of use assets and lease liabilities between R$3,984,117 and R$4,518,042.

2. Leases in which Banco Bradesco is a lessor

There is no substantial change in the accounting for lessors based on IFRS 16 in relation to the current accounting in accordance with IAS 17. Thus, no significant impact is expected for leases in which the Organization is a lessor.

3. Transition

Banco Bradesco will adopt IFRS 16 on January 1, 2019, using the simplified and modified retrospective approach, which does not require the disclosure of comparative information.

The new standard will be adopted for contracts that were previously identified as leases that use IAS 17 and IFRIC 4 – Complementary Aspects of Leasing Operations. Therefore, the Organization does not apply the standard to contracts that have not previously been identified as contracts containing a lease under the terms of IAS 17 and IFRIC 4.

•       IFRS 17 - Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to "the contractual margin of the service) is recognized over the term of the contracted coverage. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the award allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. "This information provides a basis for accounting firm users to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company's cash flows. IFRS 17 is effective for annual periods beginning on or after January 1, 2022. The Company is in the process of evaluating the new standard in the diagnostic phase.

     F-146     IFRS – International Financial Reporting Standards – 2018

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRIC 23 - Applies to any situation where there is uncertainty as to whether an income tax treatment is acceptable under tax law. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current and deferred tax. However, it does not apply to uncertainty regarding taxes covered by other standards. IFRIC 23 becomes operative for financial periods beginning on or after January 1, 2019. A study was carried out on the effects of this standard and it was concluded that there were no impacts on the Organization.

48)   Other information

  On October 2, 2018, Bradesco formalized a strategic partnership with RCB Investimentos S.A. (“RCB”), one of the main credit management and recovery companies in Brazil, after the acquisition of 65% of its shares. Bradesco expects to add more efficiency to its credit recovery process, as well as actively participate in the credit acquisition market for recovery.

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

The main unconsolidated structured entities are: (i) the investment funds managed by Organization, whose nature and involvement, generating management fees and investment in units for funds, the assets of managed funds and non-consolidated in 2018 were R$369,063,713 thousand (2017 – R$338,846,142 thousand) and revenues earned in 2018 were R$1,525,280 thousand (2017 – R$1,463,469 thousand) and (ii) the consortium which nature and involvement is related to generation management fees of consortium quotas, represented by groups of quotaholders formed to acquire specific goods, whose assets in 2018 were R$76,893,786 thousand (2017 – R$74,323,031 thousand) and the revenues were in 2018 R$1,683,942 thousand (2017 – R$1,526,660 thousand).

3.     On May 31, 2016, a lawsuit was filed against  three members of its Bradesco’s Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots", which investigates the alleged improper performance of members of the CARF – Federal Administrative Tax Court. On July 28, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. At present, two of the three members of our Organization remain defendants in the proceeding. The executives of Bradesco have already submitted their respective answers to the prosecution, pointing out the facts and evidence demonstrating their innocence.

The Company’s Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any unlawful conduct committed by its representatives. Bradesco provided all the information requested to the competent regulatory bodies, in Brazil and abroad.

Bradesco     F-147

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The process has already had its investigation phase closed, now await the final allegations and sentence of the first degree trial.

Following news reports of the "Operation Zealots", a class action was filed against Bradesco and three members of its Board of Executive Officers in the District Court of New York, on June 3, 2016, asserting claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934. The lawsuit alleges that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 suffered losses due to a supposed violation regarding the American law of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased ADS preferred shares of Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. The Class Action is currently, in the phase of pre-trial Discovery and class certification. On September 14, 2018, the plaintiff presented a formal request to include another class representative that has already been objected by Bradesco, which is currently being analyzed by the judge.

Considering the stage that the demand is at, it is not possible to set the exposure of Bradesco’s business and there are insufficient elements to carry out a risk assessment.

Bradesco also was summoned by the General’s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

4.     On July 20, 2018, Odontoprev, a subsidiary of Bradesco Saúde S.A., informed the Market about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza/ Ceará, for the amount of R$201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, related the achievement of the future targets of growth of the EBITDA for Odonto System of 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), the Central Bank of Brazil – BACEN and the Administrative Council for Economic Defense – CADE. The transaction was approved by the shareholders of the Company, in the Shareholders’ Meeting held on August 6, 2018.

5.     On December 31, 2018, Bradesco and the Fidelity Group concluded the termination of its joint venture in Fidelity Processadora S.A. ("Processing Company"), whereby Bradesco will be the sole shareholder of the Processing Company, whose shareholders’ equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services to the Bradesco Organization. The operation (a) aims to reduce the costs of processing and the increase in the efficiency of the credit card business; (b) will not have any impact on the activities and clients of Bradesco; and (c) did not involve any financial values. The parties, Bradesco and Fidelity Group, will also maintain their association in Fidelity Serviços S.A., a company that provides call center services, collection, fraud prevention, support and other related services.

     F-148     IFRS – International Financial Reporting Standards – 2018

For further information, please contact:

Board of Executive Officers

Leandro de Miranda Araújo

Deputy Executive Officer and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

 Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

 Brazil

banco.bradesco/ri