Form 20-F
period 2019-12-31
BANK BRADESCO
filed 2020-04-30
CIK 1160330

SECURITIES AND EXCHANGE COMMISSION
UNITED STATES
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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
(Address of principal executive office)

Leandro de Miranda Araújo (Executive Deputy Officer and Investor Relations Officer)
E-mail: miranda.leandro@bradesco.com.br
Telephone: +55 11 3684-4011
Cidade de Deus S/N - Vila Yara, 06029-900 - Osasco - SP, Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing 1 preferred share	BBD	New York Stock Exchange
Preferred Shares		New York Stock Exchange*
American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing 1 common share	BBDO	New York Stock Exchange
Common Shares		New York Stock Exchange*

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

3 Bradesco

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Form 20-F

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Bradesco”, the “Company”, the “Bank”, the “Bradesco Group”, “we”, the “Organization”, “our” and “us” refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless otherwise indicated, its consolidated subsidiaries.

All references herein to “real”, “reais” or “R$” refer to the Brazilian Real, the official currency of Brazil. References herein to “U.S. dollars”, “dollar” and “US$” refer to United States dollars, the official currency of the United States of America (“USA”).

Our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 and the corresponding notes, which are included under “Item 18. Financial Statements” of this annual report, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We use accounting practices adopted in Brazil for financial institutions authorized to operate by the Central Bank of Brazil (Banco Central do Brasil, or the “Central Bank”) for certain purposes, such as performance assessment, decision-making, preparation of reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission (“CVM”), attendance and observation of limits and requirements of local regulators and determining dividend and federal income tax payments.

Some data related to economic sectors presented in this annual report was obtained from the following sources: B3 (Brasil, Bolsa, Balcão) or (“B3”); Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or (“ABECS”); Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or (“ABEL”); Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or (“ANBIMA”); Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or (“ANS”); Central Bank; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or (“BNDES”); National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or (“FenaPrevi”); Getulio Vargas Foundation (Fundação Getulio Vargas), or (“FGV”); and Private Insurance Superintendence (Superintendência de Seguros Privados), or (“SUSEP”).

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively, and together our “shares”. References to “preferred share ADSs” in this annual report are to preferred share American Depositary Shares, each representing one preferred share. The preferred share ADSs are evidenced by preferred share American Depositary Receipts, or preferred share ADRs, issued pursuant to an Amended and Restated Deposit Agreement, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (the “Preferred Share ADS Deposit Agreement”).

References to “common share ADSs” in this annual report are related to common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to an Amended and Restated Deposit Agreement dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the “Common Share ADS Deposit Agreement” and, together with the “Preferred Share ADS Deposit Agreement”, the “Deposit Agreements”).

References throughout this annual report to “ADSs” are to our preferred share ADSs and common share ADSs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

4 Form 20-F – December 2019

Form 20-F

FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•       the current instability in Brazilian macroeconomic conditions, together with political, economic and business uncertainties, as well as instabilities in global markets;

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

•     the duration and severity of the novel coronavirus (“Covid-19”) outbreak and its impacts on the global and Brazilian economy and our business; and

•       changes by the Central Bank and others in laws and regulations, applicable to us and our activities, including, but not limited to, those affecting tax matters.

Words such as “believe”, “expect”, “continue”, “understand”, “estimate”, “will”, “may”, “anticipate”, “should”, “intend”, and other similar expressions identify forward‑looking statements. These statements refer only to the date on which they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or any other event.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, which have been prepared in accordance with IFRS as issued by the IASB. The financial data as of December 31, 2019 and 2018 and for the years ended 2019, 2018 and 2017 is derived from our consolidated financial statements included in this annual report. The financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are derived from our consolidated financial statements, which are not included herein.

In 2019, we adopted IFRS 16 – Leases, replacing IAS 17 Leases, IFRIC 4, SIC 15 and SIC 27, establishing that lessees account for all leases according to a single model, similar to the accounting entry for financial leases in IAS 17. The adoption was mandatory starting from January 1, 2019 and as a result, certain tables in this annual report containing financial data which were impacted by the adoption of IFRS 16 and the resultant consolidated amounts for 2019 are not comparable with prior periods. For further information, see Note 41 to our Financial Statements in “Item 18. Financial Statements”.

 In 2018, we adopted IFRS 9 – Financial instruments, which replaced IAS 39, which established a new approach for the classification and measurement of financial assets and liabilities, impairment, which replaces incurred losses with expected losses and hedge accounting. This adoption had its effects applied as of January 1, 2018, as a result, in certain tables containing financial data in this annual report, in the cases impacted by the adoption of IFRS 9, the consolidated amounts for 2019 and 2018 are not comparable with previous periods.

The following selected financial data should be read together with the “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects”.

6 Form 20-F – December 2019

Form 20-F

Year ended December 31,	R$ in thousands
	2019	2018	2017	2016	2015
Data from the Consolidated Statement of Income
Interest and similar income	124,417,705	122,053,139	126,232,328	147,700,375	127,048,252
Interest and similar expenses	(58,617,986)	(55,244,669)	(75,589,415)	(91,037,386)	(71,412,210)
Net interest income	65,799,719	66,808,470	50,642,913	56,662,989	55,636,042
Net fee and commission income	25,337,676	23,831,590	22,748,828	20,341,051	17,820,670
Net gains/(losses) on financial instruments at fair value through profit or loss	(1,090,917)	(11,676,573)	-	-	-
Net gains/(losses) on financial instruments classified as held for trading	-	-	9,623,108	16,402,770	(8,252,055)
Net gains/(losses) on financial instruments at fair value through other comprehensive income	655,832	1,073,563	-	-	-
Net gains/(losses) on financial instruments classified as available for sale	-	-	570,358	(1,341,400)	(671,810)
Losses on investments held-to-maturity	-	-	(54,520)	-	-
Net gains/(losses) on foreign currency transactions	323,774	1,096,826	1,422,957	150,757	(3,523,095)
Net income from insurance and pension plans	8,254,939	7,656,872	6,239,990	4,155,763	5,497,505
Other operating income	8,143,628	(1,849,312)	17,801,893	19,367,890	(6,949,455)
Impairment of loans and advances	-	-	(16,860,835)	(15,350,278)	(14,721,152)
Expected credit losses for loans and advances	(12,532,133)	(15,091,975)	-	-	-
Expected losses with other financial assets	(1,472,394)	(1,172,860)	-	-	-
Personnel expenses	(24,526,318)	(18,871,462)	(20,723,265)	(17,003,783)	(14,058,047)
Other administrative expenses	(16,489,578)	(16,873,962)	(16,882,461)	(16,149,563)	(13,721,970)
Depreciation and amortization	(5,865,768)	(4,808,255)	(4,568,568)	(3,658,413)	(2,942,003)
Other operating income/(expenses)	(26,214,836)	(14,210,594)	(10,133,357)	(14,004,162)	(12,988,553)
Other operating expense	(87,101,027)	(71,029,108)	(69,168,486)	(66,166,199)	(58,431,725)
Income before income taxes and share of profit of associates and joint ventures	12,179,996	17,761,640	22,025,148	30,205,731	8,075,532
Share of profit of associates and joint ventures	1,201,082	1,680,375	1,718,411	1,699,725	1,528,051
Income before income taxes	13,381,078	19,442,015	23,743,559	31,905,456	9,603,583
Income tax and social contribution	7,792,129	(2,693,576)	(6,428,956)	(13,912,730)	8,634,322
Net income for the year	21,173,207	16,748,439	17,314,603	17,992,726	18,237,905
Attributable to shareholders
Controlling shareholders	21,023,023	16,583,915	17,089,364	17,894,249	18,132,906
Non-controlling interest	150,184	164,524	225,239	98,477	104,999

Year ended December 31,	R$, except for number of shares
	2019	2018	2017	2016	2015
Data on Earnings and Dividends per Share (1)
Earnings per share (2)
Common	2.49	1.97	2.03	2.12	2.36
Preferred	2.74	2.16	2.23	2.33	2.60
Dividends/interest on equity per share (3)
Common	1.88	0.87	0.85	0.83	0.79
Preferred	2.07	0.95	0.94	0.91	0.87
Weighted average number of outstanding shares (1)
Common	4,025,988	4,025,988	4,025,988	4,025,988	3,660,187
Preferred	4,007,025	4,007,025	4,007,025	4,007,025	3,645,500
(1) Adjusted for corporate events occurred in the periods. For more information about the company events, see "Item 9.A. Offer and Listing Details;"

(2) None of our outstanding liabilities are exchangeable for or convertible into equity securities. Therefore, our diluted earnings per share do not differ from our earnings per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented; and

(3) Holders of preferred shares are entitled to receive dividends per share in an amount 10.0% higher than the dividends per share paid to common shareholders. In 2019, we made an extraordinary dividend payment of R$ 8.0 billion, paid on October 23, 2019.

For purposes of calculating earnings per share according to IFRS, we used the same criteria adopted for dividends per share. For a description of our two classes of shares. see "Item 10.B. Memorandum and Articles of Association."

Year ended December 31,	In US$
	2019	2018	2017	2016	2015
Dividends/interest on equity per share (1)
Common	0.47	0.22	0.26	0.25	0.20
Preferred	0.51	0.25	0.28	0.28	0.22
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

7 Bradesco

3.A. Selected Financial Data
Form 20-F

As of December 31,	R$ in thousands
	2019	2018	2017	2016	2015
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	109,610,999	107,209,743	81,742,951	72,554,651	72,091,764
Financial assets at fair value through profit or loss	249,759,777	246,161,150	-	-	-
Financial assets held for trading	-	-	241,710,041	213,139,846	159,623,449
Financial assets at fair value through other comprehensive income	192,450,010	178,050,536	-	-	-
Financial assets available for sale	-	-	159,412,722	113,118,554	117,695,450
Financial assets at amortized cost	-	-	-	-	-
Loans and advances to banks, net of impairment	59,083,791	105,248,950	32,247,724	94,838,136	35,620,410
Loans and advances to customers, net of impairment	423,528,716	380,387,076	346,758,099	367,303,034	344,868,464
Securities, net of impairment	166,918,360	140,604,738	-	-	-
Other financial assets	56,101,781	43,893,309	-	-	-
Investments held to maturity	-	-	39,006,118	43,002,028	40,003,560
Financial assets pledged as collateral	-	-	183,975,173	155,286,577	144,489,921
Non-current assets held for sale	1,357,026	1,353,330	1,520,973	1,578,966	1,247,106
Investments in associates and joint ventures	7,635,612	8,125,799	8,257,384	7,002,778	5,815,325
Premises and equipment	14,659,222	8,826,836	8,432,475	8,397,116	5,504,435
Intangible assets and goodwill, net of accumulated amortization	14,724,647	16,128,548	16,179,307	15,797,526	7,409,635
Taxes to be offset	15,685,801	13,498,264	10,524,575	7,723,211	6,817,427
Deferred income tax assets	59,570,055	48,682,569	43,731,911	45,116,863	45,397,879
Other assets	7,441,888	7,372,866	50,853,987	47,170,370	40,118,697
Total assets	1,378,527,685	1,305,543,714	1,224,353,440	1,192,029,656	1,026,703,522
Liabilities
Liabilities at amortized cost
Deposits from banks	227,819,611	247,313,979	285,957,468	301,662,682	293,903,391
Deposits from customers	366,227,540	340,748,196	262,008,445	232,747,929	194,510,100
Funds from issuance of securities	170,727,564	148,029,018	135,174,090	151,101,938	109,850,047
Subordinated debt	49,313,508	53,643,444	50,179,401	52,611,064	50,282,936
Other financial liabilities	79,121,127	62,598,235	-	-	-
Financial liabilities at fair value through profit or loss	14,244,083	16,152,087	-	-	-
Financial liabilities held for trading	-	-	14,274,999	13,435,678	19,345,729
Provision for expected losses
- Loan Commitments	2,318,404	2,551,676	-	-	-
- Financial Guarantees	1,970,321	719,216	-	-	-
Technical provisions for insurance and pension plans	268,302,691	251,578,287	239,089,590	215,840,000	170,940,940
Other reserves	25,239,929	19,802,171	18,490,727	18,292,409	15,364,317
Current income tax liabilities	2,595,277	2,373,261	2,416,345	2,130,286	2,781,104
Deferred income tax assets	1,080,603	1,200,589	1,251,847	1,762,948	772,138
Other liabilities	34,023,453	34,157,435	97,816,824	96,965,515	78,038,058
Total liabilities	1,242,984,111	1,180,867,594	1,106,659,736	1,086,550,449	935,788,760
Shareholders’ equity
Capital	75,100,000	67,100,000	59,100,000	51,100,000	43,100,000
Treasury shares	(440,514)	(440,514)	(440,514)	(440,514)	(431,048)
Capital reserves	35,973	35,973	35,973	35,973	35,973
Profit reserves	51,986,423	53,267,584	49,481,227	50,027,816	49,920,020
Additional paid-in capital	70,496	70,496	70,496	70,496	70,496
Other comprehensive income	7,871,482	2,206,718	1,817,659	(398,708)	(4,002,724)
Retained earnings	475,606	2,035,198	7,338,990	4,907,381	2,096,710
Equity attributable to controlling shareholders	135,099,466	124,275,455	117,403,831	105,302,444	90,789,427
Non-controlling interest	444,108	400,665	289,873	176,763	125,335
Total equity	135,543,574	124,676,120	117,693,704	105,479,207	90,914,762
Total liabilities and equity	1,378,527,685	1,305,543,714	1,224,353,440	1,192,029,656	1,026,703,522

8 Form 20-F – December 2019

Form 20-F

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

3.D.10 Macroeconomic risks

3.D.10.01 Domestic Environment

3.D.10.01-01 The impact of the COVID-19 pandemic on the global and domestic economy may negatively affect our operations and financial position.

The recent COVID-19 pandemic has generated great challenges and uncertainties around the world. It is the largest health crisis of our time, according to the WHO. In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest rates in addition to fiscal expansion. However, it is not yet possible to affirm whether these measures will be sufficient to prevent a global recession in 2020.

The scenario being traced for Brazil at the beginning of 2020 was positive, with projections that the country would have a substantial acceleration in GDP growth acceleration with additional advances in the reform agenda and the maintenance of interest rates at historically low levels. However, the Brazilian economy is not immune to a global crisis of such large proportions. Following confirmation of the first case of COVID-19 in Brazil in January, the number of infections have increased rapidly.

The impact of the pandemic has generated certain negative impacts on the Brazilian economy, including: (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) an increase in the uncertainties of economic agents. These impacts have been intensifying over time. As a response to the crisis, regional governments in most parts of Brazil imposed restrictions that largely paralysed economic activity in Brazil. In order to combat some of the economic effects of the pandemic, Committee of the Central Bank (Comitê de Política Monetária – "COPOM") and the Central Bank have also implemented various measures, such as a decrease in the base interest rate from 4.25% to 3.75% (a new historic minimum – this reduction occurred in a context of well anchored inflationary expectations, core inflation at levels below the inflation target and high idle capacity in the economy, which had been gradually reducing in the previous quarters).

In addition, the CMN, the Central Bank and the Federal Government have implemented a variety of measures to help the Brazilian economy face the adverse effects caused by the virus by means of:

9 Bradesco

3.D. Risk Factors
Form 20-F

•      Resolution No. 4,782/20, which aims to facilitate the renegotiation of loans to companies, allowing for adjustments in the cash flows of companies and not requiring the banks to increase the provisioning;

•      Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;

•      Resolution No. 4,784/20, which extends the effects of the 'tax assets arising from tax losses' in the calculation of the 'prudential adjustments' – as originally stipulated in Resolution No. 4,680/18;

•      Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank to grant loans through the Special Temporary Liquidity Line ("LTEL"), regulated by Circular No. 3,994/20;

•      Resolution No. 4,803/20, amendments to the criteria the measurement of provisions  for doubtful debtors of the renegotiated operations by financial institutions and others authorized by the Central Bank, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations is permitted between March 1 and September 30, 2020 to the level they were classified into on February 29, 2020;

•      Circular No. 3,991/20, which dismissed the advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;

•      Circular No. 3,993/20, which reduced the percentage of the compulsory on time deposits and perfects the rules of the Liquidity Coverage Ratio ("LCR"). The practical and joint effect of these measures is the improvement in the liquidity conditions of the National Financial System; and

•      Provisional Measure No. 930/20, which aims to eliminate the asymmetry of tax treatment between the results of the exchange rate variation on investments of banks abroad and the result of the hedge/overhedge for the foreign exchange hedging of these investment. In moments of higher volatility, like the current one, the exchange rate variations cause the overhedge to increase the consumption of capital of banks and extend the market volatility, with negative effects for its functionality. The proposed measure aims to correct this imbalance, eliminating this negative effect on the foreign exchange market and on banks.

Legislative Powers have also tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loan and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

However, projections estimate that Brazil will face an economic downturn in 2020. As the vast majority of our operations are conducted in Brazil, our results are significantly impacted by macroeconomic conditions in Brazil.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations and revenue. Initially, we expect our assets and liabilities to be impacted as a result of the COVID-19, however, considering the current stage of the crisis and the approved date of the financial statements in IFRS it was not possible to estimate the impacts of the COVID-19.

However, our activities are in full operational capability. Since the beginning of the pandemic, our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee formed by the Chief Executive Officer, all Vice-Presidents and the Chief Risk Officer (CRO), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of Covid-19 and its effects on operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan (PCN), and since the second half of March 2020, we have intensified internal and external actions, in a consistent and timely manner, with the aim of minimizing the impacts involved, of which we highlight:

•      giving leave to employees of at-risk groups for an indefinite period of time;

•      increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;

10 Form 20-F – December 2019

Form 20-F

•      defining the protocol, together with our Medical Area, for employees and family members who have symptoms of COVID-19; and

•      intensifying the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service.

Below we highlight the main items of our balance sheet which may potentially be impacted:

•        Financial instruments: whose fair value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;

•        Loans and advances and other credit exposures: we expect an increase in our level of arrears in the payment of loans, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default;

•        Deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;

•        Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;

•        Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;

•        Technical provisions of insurance and pension plans: depending on the evolution of the crisis these may be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and

•        Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as we may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

One of the main objectives of our structure of risk management is monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for the financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of this annual report, were immaterial.

We will continue to measure the future financial and economic impacts related to the pandemic, although, they possess a certain level of uncertainty and depend on the development of pandemic, as its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which could negatively affects the results of financial institutions and consequently the performance of our operations.

3.D.10.01-02 The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil's economy, which in the past has been characterized by frequent and occasionally drastic intervention by the government and volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil's economy. We have no control over, and cannot predict, what measures or policies the government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and our operations and revenues.

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

11 Bradesco

3.D. Risk Factors
Form 20-F

•       allegations of corruption against political parties, public officials, including allegations made in relation to the "Operation Car Wash" investigation, among others;

•       the impact of widespread health developments, such as Covid-19, and the governmental, commercial, consumer and other responses thereto; and

•       other political, diplomatic, social and economic developments, natural disasters, public health concerns, epidemics and pandemics within and outside of Brazil that affect the country.

Changes in, or uncertainties regarding, the implementation of the policies listed above could contribute to economic uncertainty in Brazil, increasing volatility in the Brazilian capital markets and reducing the value of Brazilian securities traded internally or abroad.

Historically, the country's political landscape has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the general public, which has resulted in a slowdown in the economy and greater volatility in the securities of Brazilian companies issued abroad.

Until the outbreak of Covid-19, the current government had been conducting an economic agenda with actions to reduce government spending, preparing the economy to compete in international markets, improving the commercial environment and promoting privatizations and infrastructure concessions. The macroeconomic priorities during the Covid-19 pandemic, however, are focused on mitigating human and economic risks, which will result in temporary changes or interruptions to this economic agenda.

The uncertainty surrounding the implementation of the government's economic agenda and when this may resume after the Covid-19 pandemic, as well as the direction economic policy may take in the future, influence the perception of risk in Brazil among foreign investors, which in turn may adversely affect the market value of our common shares, preferred share ADSs and common share ADSs. For example, the market value of Brazilian companies has become more volatile during the previous presidential elections.

3.D.10.01-03 If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of, and the potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, intensified as a result of the adoption of inflation targeting norms, with concerns that inflation levels might rise again. Current economic policy in Brazil is premised on a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. Brazil's rates of inflation reached 4.3% in 2019 and 3.8% in 2018, as measured by the Extended Consumer Price Index – "IPCA" (Índice Nacional de Preços ao Consumidor Amplo).

Faced with high expectations and high economic inactivity, which had been gradually reducing since 2017, inflation has remained below the middle of the target (4.0% for 2020). Despite recent exchange rate pressure, the more fragile economic activity resulting from the Covid-19 pandemic has brought inflation to levels closer to the target floor (2.5%), which could eventually lead to further decreases in interest rates.

Decreases in the base interest rate ("SELIC") set by the COPOM may have an adverse effect on us by reducing the interest income we receive from our interest-earning assets and lowering our revenues and margins. Increases in SELIC rate may also have an adverse effect on us by reducing the demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default.

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

12 Form 20-F – December 2019

Form 20-F

3.D.10.01-04 Changes in the base interest rate by the Central Bank may materially adversely affect our margins and results of operations.

The stabilization of inflation allowed the Central Bank to reduce the basic interest rate to the lowest level in history. The SELIC, which in the first quarter of 2019 remained at 6.5% per annum ("p.a."), was reduced several times in the second quarter, having been progressively reduced and closing the year at 4.5% p.a. In February, the SELIC was reduced to 4.25%, and the Central Bank signaled the interruption of the loosening cycle. However, in March, in light of the intensification of risks due to the Covid-19 pandemic, the monetary authority made a further reduction to 3.75%, a new historical low. However, actions related to the reduction of compulsory fees and increasing liquidity in general were adopted as a stimulus in response to the shutdown of the economy.

This process of reducing the SELIC to its lowest historic level was influenced by the high level of inactivity in the goods and labor markets, but it was a credible move by the Central Bank, which has also advanced in its agenda of modernizing and reducing distortions in the Brazilian financial system. Such modernization includes a reduction in compulsory fees, a reduction in informational asymmetries and increased competition in the banking market. Changes in the base interest rate may affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

The COPOM adjusts the SELIC rate in order to keep inflation within the range of targets set by the National Monetary Council ("CMN") to manage the Brazilian economy. We have no control over the SELIC rate or how often such a rate is adjusted.

3.D.10.01-05 Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares, preferred share ADSs and common share ADSs.

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

3.D.10.01-06 Our investments in debts securities issued by the Brazilian government expose us to additional risks associated with Brazil.

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

3.D.10.01-07 Changes in taxes and other fiscal assessments may adversely affect us.

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

13 Bradesco

3.D. Risk Factors
Form 20-F

3.D.10.02 External Environment

3.D.10.02-01 Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real was once again devalued against the dollar. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

14 Form 20-F – December 2019

Form 20-F

As of December 31, 2019, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 39.7% of our net asset. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their originated currency. In addition, our lending transactions depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, mainly, the U.S. dollar, and we may experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are converted into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their originated currency.

3.D.10.02-02 The exit of the United Kingdom (the "U.K") from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K.'s electorate voted in a general referendum in favor of the U.K.'s exit from the European Union (so-called "Brexit"). After a formal notification made by the United Kingdom pursuant to Article 50 of the Treaty on European Union ("EU"), the United Kingdom left the European Union on January 31, 2020, at 11 pm local time. At the meeting of the Special European Council (Article 50) of April 10, 2019, it was agreed that the Brexit would be postponed until October 31, 2019. At that moment, the EU treaties no longer applied to the United Kingdom. However, as part of the withdrawal agreement (the "Withdrawal Agreement"), the United Kingdom now finds itself in a period of implementation (the "Transition Period") during which the EU legislation still applies to the United Kingdom, which continues to be part of the single EU market, until the end of 2020 (with the possibility of extension).

The terms for the United Kingdom to leave the EU, including the future relationship and access to the European Market, are not clear. The Withdrawal Agreement does not address, in general, the future relationship between the EU and the United Kingdom that should be the object of a separate agreement that has not yet been negotiated.

To the extent that the United Kingdom determines what EU laws to replace or replicate, the Brexit can lead to diverging national laws and regulations. The uncertainty as to the terms of the Brexit and their possible effects, once implemented, can negatively affect the confidence of investors, and the economic conditions of the European or the global market. This, in turn, may adversely affect our business and/or the market value of our shares, preferred share ADSs and common share ADSs.

15 Bradesco

3.D. Risk Factors
Form 20-F

3.D.20 Risks relating to us and the Brazilian banking industry

3.D.20.01 Market Risk

3.D.20.01-01 Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain investments in financial assets may decrease significantly and may fluctuate over short periods of time. As of December 31, 2019, the investments classified as "fair value through profit or loss" and as "fair value through other comprehensive income" represented 32.1% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations. The amounts of these gains and losses, which we record when investments in securities are sold, or in certain limited circumstances when they are recognized at fair value, may fluctuate considerably from period to period.

Despite impacting our investment policies, asset and liability management (“ALM”) and risks, the models adopted may not prevent certain more abrupt oscillations in the movements of the market, so that the profitability of the operations is feasible, in certain moments, from effects that negatively affect its contribution in our income and shareholders’ equity.

3.D.20.02 Credit Risk

3.D.20.02-01 We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

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

16 Form 20-F – December 2019

Form 20-F

Our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil ("BR GAAP"), which is defined as the total loans overdue for over ninety days in relation to the total portfolio of loans and advances decreased to 3.3% as of December 31, 2019, compared to 3.5% as of December 31, 2018.

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

3.D.20.02-02 We may incur losses associated with counterparty exposures.

Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of default by counterparties is higher.

3.D.20.02-03 We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

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

3.D.20.02-04 We may incur losses due to impairments on goodwill from acquired businesses.

We record goodwill from acquisitions of investments whose value is based on estimates of future profitability pertaining to business plans and budgets prepared by us. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units ("Unidades Geradoras de Caixa" or "UGC") in respect of which the premiums are allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of the premiums in order to conclude whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that our evaluations of premiums will not require impairments to be recorded in future, which may negatively affect, the result of our operations, our financial condition and the market value of our shares, preferred shares ADSs and common shares ADSs.

17 Bradesco

3.D. Risk Factors
Form 20-F

3.D.20.03 Liquidity Risk

3.D.20.03-01 Adverse conditions in the credit and capital markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility as well as uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements, which are largely guaranteed by Brazilian government securities. These types of transaction are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening credit risk, the cost of these transactions could increase, making this source of funding inefficient for us. For further information about obligations for repurchase agreements, see "Item 5.B. Liquidity and Capital Resources – 5.B.20. Liquidity and funding".

If the market shrinks, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

3.D.20.03-02 Our trading activities and derivatives transactions may produce material losses.

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

3.D.20.03-03 Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank do not bear interest; and
•

a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program".

Rules related to compulsory deposits have been changed from time to time by the Central Bank, as described in "Item 4.B. Business Overview – 4.B.70.02-05 – Compulsory Deposits".

As of December 31, 2019, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$90.6 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

18 Form 20-F – December 2019

Form 20-F

3.D.20.04 Underwriting Risk

3.D.20.04-01 Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity or increases in mortality rates as a result of  the covid-19 pandemic, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

3.D.20.04-02 We are liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

3.D.20.05 Operational Risk

3.D.20.05-01 A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

We operate to provide security for the proper running of the business and to achieve the objectives established in accordance with applicable laws and regulations, ensuring processes have efficient controls. We constantly invest in the improvement and evolution of safety controls, resilience, continuity and management of our information technology systems and as a result have created an environment with a high capacity to process data for our operating systems and our financial and accounting systems.

Due to the nature of our operations, the wide range of products and services offered and the significant volume of activities and operations performed, as well as the global context, where there is an ever-increasing integration among platforms, dependency on technology and on the internet, our information technology systems are exposed to various types of risks, due to both internal or external factors.

We and other financial institutions, including governmental entities, have already experienced cyber security events in relation to our information technology systems. Due to the controls, we have in place, we

19 Bradesco

3.D. Risk Factors
Form 20-F

have not experienced any material loss of data from these attacks to date, neither from hardware nor from a data information loss perspective. However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of cyber security events, it is not possible to predict all the means that will be used by individuals or organizations with harmful intent.

We believe that risk management is essential to ensure the long-term stability of financial institutions, whose processes involves several areas with specific assignments, ensuring an efficient structure. Item 4.B deals with other existing controls to mitigate the risks in more detail.

3.D.20.06 Compliance, Conduct and Ethics Risk

3.D.20.06-01 We may be subject to negative consequences in the event of an adverse judgment in the judicial proceedings related to Operation Car Wash and Operation Zealots, including the related class-action lawsuits.

Due to the so-called Operation Zealots or "Operação Zelotes", which investigates the alleged improper performance of members of the Administrative Council of Tax Appeals ("CARF"), a criminal proceeding against two former members of our Diretoria Executiva was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and we are currently awaiting the decision of the first instance court.

Our Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct by its representatives. We have provided all relevant information as requested to the competent authorities and regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operation Zealots, a Class Action was filed against us and members of our Diretoria Executiva before the District Court of New York ("Court"), on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, we and the Lead Plaintiff entered into an agreement ("Agreement") to terminate the Class Action, with the payment of US$14.5 million by us. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to us and the former members of our Diretoria Executiva. The Agreement does not represent the recognition of guilt or admission of liability by us, and we only entered into it to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of Operation Zealots, the General Internal Affairs of the Ministry of Finance (Corregedoria Geral do Ministério da Fazenda) began an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that we had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

In 2014 our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) was included as a party to legal proceedings filed in the United States against Petrobras and other defendants, due to its role as underwriter in a note offering of Petrobras. The agreement proposed by Petrobras was definitively approved by the American Court and the lawsuit was dropped.

The progress of the “Operation Car Wash” investigation and the unfolding events and the possibility of new accusations may significantly change the Brazilian political and economic climate.

20 Form 20-F – December 2019

Form 20-F

3.D.20.06-02 Financial institutions can be legally involved in lawsuits originating from actions related to anti-corruption and money laundering to terrorism financing ("PLD/FT").

In light of the on-going anti-corruption agenda in Brazil, including the prevention of money laundering and the financing of terrorism ("PLD/FT"), may result in new investigations or legal proceedings in respect of alleged PLD/FT. Financial institutions, including us, could be involved in legal actions resulting from the actions perpetrated by individuals or corporate entities related to the inappropriate use of the financial system for various purposes or unlawful acts, despite us being in compliance with our current obligations. Involvement in these actions may result in negative publicity for us, and adverse conclusions may negatively affect our financial condition, our results of operations and the market value of our shares, preferred shares ADSs and common shares ADSs.

For example, in 2019, in the context of the Operation Over and Out, an offshoot of “Operation Car Wash” (“Operação Lava Jato”), two of our former managers were investigated and reported by the Federal Attorney's Office for alleged involvement in the opening and maintenance of current accounts of companies with irregular features. We conducted a thorough internal investigation and adopted the governance measures we deemed necessary, putting ourselves at the disposal of the authorities to contribute to the verification of the facts. We cannot assure you that we will not be subject to further investigations or similar accusations in the future.

3.D.20.06-03 The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

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

•         earmarked loan operations, such as housing loans and rural loans;

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

21 Bradesco

3.D. Risk Factors
Form 20-F

3.D.20.06-04 The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the STF, in accordance with such Court's prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 ("EC 40/03") was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02 (or the "Civil Code"), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the SELIC rate, the base interest rate established by COPOM, which was 4.5% p.a. as of December 31, 2019 and 6.5% p.a. as of December 31, 2018; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended ("Brazilian Tax Code"), which is the default interest rate due when taxes are not paid on time.

Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

Additionally, certain Brazilian courts have issued decisions in the past limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts' future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

On November 27, 2019, Resolution No. 4,765/2019 was amended by the CMN that regulates overdraft facilities granted by financial institutions for a demand deposit account, providing, among other matters, the limit for the interest rates on the amount of the overdraft used. For further information, see "Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-14 - Use of the overdraft". Since this is a very recent change, it is still unclear if this will affect our operating results positively or negatively.

3.D.20.06-05 We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law ("LGPD", in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called "treatment agents". In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation ("GDPR").

The impact of the law will be significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD will require structural changes in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 as regards the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD"), the public administrative body responsible for ensuring, implementing and supervising compliance with the LGPD and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted in 2019 into Law No. 13,583/19. The remainder of the law was expected to come fully into force from August 2020, however, as a result of the COVID-19 pandemic, the National Congress approved Bill No. 1,179/20 postponing the entry into force of Law No. 13,583/19 until January 2021, with fines and sanctions applying from August 1, 2021. It is worth mentioning that this bill was approved with amendments by the Federal Senate, accordingly, it has yet to be passed by the Chamber of Deputies and, following approval, needs to be sanctioned by the President of Brazil.

22 Form 20-F – December 2019

Form 20-F

We operate in a preventive, detective and corrective manner in order to protect our own and our clients' information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cyber security being key and pillar of our processes to establish data protection for our clients, resiliency, and structure to identify threats, detection, and response and recovery procedures in cases of cyber-attacks.

However, possible failures or attacks on our systems and processes of prevention and/or detection and/or correction may lead to non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares, preferred shares ADSs and common shares ADSs. See item 3.D.20.05-01 "A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses".

3.D.20.06-06 The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

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

The STF gave a ruling on an individual case, in the sense that the sentences on class actions proposed by associations questioning inflationary purges only benefit consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are current account holders and that had suffered losses related to inflationary purges, irrespective of whether those losses were associated with the association, plaintiff of the class action).

In addition, in connection with a related sentence, the Brazilian Supreme Court Justice ("STJ") decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch's attorney (Advocacia Geral da União), or ("AGU") and the intervention of the Central Bank, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims and established a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the signatories to the collective bargaining agreement agreed to an amendment extending the agreement for a further 60 months. The amendment was taken to the Supreme Court for approval, having already been made by Minister Gilmar Mendes in extraordinary appeals No. 631,363 and No. 632,212, leaving the approval to the other Rapporteurs (Ministers Carmem Lucia and Ricardo Lewandowski). As this is a voluntary settlement, we are unable to predict how many savings account holders will accede to it.

23 Bradesco

3.D. Risk Factors
Form 20-F

3.D.20.07 Strategy Risk

3.D.20.07-01 The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated and reduced level of regulation. It should be noted that major technology companies are also strong competitors, seeking to invest in online payment systems and financial transactions tools by means of various types of applications.

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

3.D.20.08 Third Party Risk

3.D.20.08-01 Eventual dependence on services rendered by outsourced companies and suppliers/partners may negatively impact our business performance.

Due to the complexity of some services, we may become dependent on outsourced companies and suppliers. We may encounter difficulty replacing some outsourced companies or suppliers/partners. We are also subject to operational risks that are beyond our control but that nonetheless may impact negatively on our operations, making the delivery of products and services to our customers more difficult. Possible interruptions in the provision of our services due to the difficulty of finding replacements for some suppliers or other issues beyond our control arising from outsourced companies, may adversely affect the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

3.D.20.09 Cyber Risk

3.D.20.09-01 Cyber risk in an environment of third parties/service providers, may cause temporary unavailability, loss or leakage of information of the Organization or disruption in data confidentiality/integrity and/or services.

We treat cyber security at the highest strategic levels – the Board of Directors, Diretoria Executiva, Risk Committee, and the Executive Committee of PLD-FT/Sanctions and Security of Information/Cyber. We have a set of controls, represented by procedures, processes, structures, policies, standards and IT solutions that meet the principles of protection relating to confidentiality, availability and integrity of information. In addition, We believe we have adopted the best market practices and frameworks in processes, methodology in the management of cyber risk, as well as prevention and treatment of information and cybersecurity incidents. Accordingly, the following procedures are carried out: identification of threats, protection against attacks, detection, responses and recovery from attacks. We defined the cyber risk as the possibility of cyber incidents that may compromise the confidentiality, integrity and/or availability of critical business processes, assets and/or critical IT infrastructure of the Organization.

24 Form 20-F – December 2019

Form 20-F

The structure of cyber risk management aims to ensure governance compatible with our size, risk profile and business model, to ensure that our assets and critical IT infrastructure are capable of withstanding cyber-attacks. Such a structure is adopted corporately and the theme of Cyber Security is managed by the Department of Corporate Security and Department of IT infrastructure, with the involvement of various areas of the Organization, which have specific assignments, ensuring an efficient structure in the control and mitigation of risks, allowing them to be identified, measured, processed and communicated, contributing so that the strategic objectives are achieved.

To mitigate cyber risk with respect to relevant service providers, we include the appropriate contractual clauses, aligned with the requirements of cybersecurity and in accordance with the requirements of Resolution No. 4,658/18 of the Central Bank. In addition, we have policies formalizing the responsibility for disseminating the culture of cybersecurity with training programs and periodic assessment of personnel. The costs to us of addressing cyber risk and security vulnerabilities could be significant and remedying the issues may result in interruptions, delays and may affect clients and partners.

3.D.30 Social and Environmental Risks

The social and environmental risk is represented by the potential damage that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities, observing the principles of relevance and proportionality of our activities.

3.D.30.01 Funding for large projects carried out by clients can generate socio-environmental impacts that could affect the results and the reputation of the Organization negatively.

We promote credit and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused financially. Consequently, depending on the magnitude of the socio-environmental impact, this client can have their economic-financial structure compromised, which could adversely affect our financial results, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

3.D.40 Risks relating to our shares, preferred share ADSs and common share ADSs

3.D.40.01 The Deposit Agreements governing the preferred share ADSs and common share ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders.

25 Bradesco

3.D. Risk Factors
Form 20-F

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

3.D.40.02 Under Brazilian Corporate Law, holders of preferred shares have limited voting rights, accordingly, holders of preferred share ADSs will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, as amended by Law No. 9,457/97, as amended, which we refer as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances (see "Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.04 Voting Rights", for further information on voting rights of our shares). As such, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

As discussed above under "The Deposit Agreements governing the preferred share ADSs and common share ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders", preferred share ADS holders will only be able to vote if we authorize and direct the depositary bank accordingly. As a result of the fact that holders of preferred shares have limited voting rights, any ability to vote that we may extend to holders of preferred share ADSs corresponding to preferred shares pursuant to the applicable Deposit Agreement would be similarly limited.

3.D.40.03 The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the preferred share ADSs and common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares, underlying the preferred share ADSs and common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 47.1% of the aggregate market capitalization in December 2019.

26 Form 20-F – December 2019

Form 20-F

3.D.40.04 Our shares, preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend.

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

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10.0% higher than those of our common shares. Although under our current Bylaws we are obligated to pay our shareholders at least 30.0% of our annual adjusted net income, the shareholders attending our Annual Shareholders' Meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our Bylaws nor Brazilian law specify the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, Brazilian law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

In March 2013, CMN Resolution No. 4,193/13 was issued in an effort to further implement the Basel III Accord in Brazil. Pursuant to such rule, a restriction of dividend and interest payments on equity may be imposed by the Central Bank in the event of non-compliance with the additional capital requirements established by the Central Bank, as further described in "Item 5.B. Liquidity and Capital Resources – 4.B.70.02-03 Capital adequacy and leverage".

In light of the consequences of the COVID-19 pandemic, the Central Bank issued Resolution No. 4,797/20, which, among other measures, established that financial institutions may not declare payment of interest on own capital or dividends above the minimum level required by their respective bylaws.

3.D.40.05 As a holder of preferred share ADSs and common share ADSs you will have fewer and less well‑defined shareholders' rights than in the United States and certain other jurisdictions.

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

27 Bradesco

3.D. Risk Factors
Form 20-F

3.D.40.06 It may be difficult to bring civil liability causes against us or our directors and executive officers.

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

3.D.40.07 If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share ADSs and common share ADSs may be reduced.

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

3.D.40.08 The payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act ("FATCA").

The United States has enacted rules, commonly referred to as FATCA, that generally impose a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an Intergovernmental Agreement regarding the implementation of FATCA with Brazil (the "IGA"). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the preferred share ADSs or common share ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the preferred share ADSs or common share ADSs in the future. Similar to the FATCA, the Common Reporting Standard ("CRS") is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Cooperation and Development ("OECD") and the Multilateral Competent Authority Agreement, applicable to the countries signatory to the norm. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see "Item 4.B. Business Overview – 4.B.70 Regulation and Supervision".

3.D.40.09 You may be unable to exercise preemptive rights relating to our shares.

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

28 Form 20-F – December 2019

Form 20-F

3.D.40.10 If you exchange your preferred share ADSs or common share ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

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

3.D.40.11 A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 10 members, including two independent members; accordingly, non-independent members may have conflicting interest with our other investors.

In March 2020, Fundação Bradesco directly and indirectly held 58.8% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, Fundação Bradesco may also elect the majority of the Board of Directors of the Company, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco's bylaws, members of our Diretoria Executiva, that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

Our Board of Directors has ten members, two of which are independent, in other words they are not associated with Fundação Bradesco, in accordance with the criteria included of Law No. 6,404/76, in the regulation issued by the CVM (Brazilian Corporate Law). The Brazilian Corporate Law states that only individuals may be appointed to a company's Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors, however, to exercise good corporate governance, our Board of Directors has two independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of part of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our non-independent directors are associated with Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors' interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of our shareholders of common shares and have a negative impact on the interests of those shareholders. For more information on our shareholders, see "Item 7.A. Major Shareholders.

29 Bradesco

ITEM 4. INFORMATION ON THE COMPANY
Form 20-F

3.D.50 Risk Management

3.D.50.01 Our risk management structure may not be fully effective.

We fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and results of operations. For more information on our risk management structure, see "Item 4.B. – Business Overview – 4.B.20.01 Corporate Process of Risk Management".

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

We were founded in 1943 as a commercial bank under the name “Banco Brasileiro de Descontos S.A”. In 1948, we began a period of aggressive expansion, which led to our becoming the largest private‑sector (non‑government‑controlled) commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and became well established in both urban and rural markets in Brazil. In 1988, we merged with our housing loan, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to “Banco Bradesco S.A”.

Since 2009, we operate in all Brazilian municipalities, and our large banking network enables us to be closer to our customers, thereby enabling our managers to develop knowledge as to economically active regions and other important conditions for our business. This knowledge helps us assess and mitigate risks in loan operations, among other risks, as well as to meet the specific needs of our customers.

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized, small and micro enterprises and major local and international corporations and institutions. Our products and services comprise of banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services.

30 Form 20-F – December 2019

Form 20-F

4.A.10 Acquisitions, divestments and other strategic alliances

4.A.10-01 Recent Acquisitions

➢ BAC Florida Bank

In May 2019, we announced to the market, that we entered into a Share Purchase Agreement with the controlling shareholders of BAC Florida Bank ("BAC Florida"), a bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Once the acquisition is complete, we will assume the operations of BAC Florida, with the main objective of expanding our offering of investments in the United States to our high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and mortgages, as well as the opportunity to expand business related to corporate and institutional clients.

In September 2019, the Central Bank authorized us to complete the transaction. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and compliance with legal formalities.

➢ BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.)

In December 2018, we and the Fidelity Group terminated our joint venture in BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.) ("Processing Company"). As a result, we will become the sole shareholder of the Processing Company, whose shareholders' equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services for us. The operation (a) aims to reduce the costs of processing and increase the efficiency of the credit card business; (b) will not have any impact on our activities and our clients; and (c) did not involve any financial values. Fidelity Serviços S.A. is a company that provides call center services, collection, fraud prevention, support and other related services. Our and Fidelity Group’s association with Fidelity Serviços S.A. was discontinued folowing the sale of Fidelity Serviços S.A. (currently Chain Services and Contact Center S.A.).

4.A.10-02  Recent divestments

➢ Chain Serviços e Contact Center S.A. (formerly Fidelity Serviços S.A)

In September 2019, we signed a contract for the sale of all of the shares held in Chain Serviços e Informática S.A. ("Chain") to Almaviva do Brasil Telemarketing e Informática S.A. Chain has as its object the provision of call center and collection activities. The operation was approved by the competent authorities, and the transaction was closed on January 14, 2020.

➢ NCR Brasil – Indústria de Equipamentos

In June 2019, we entered into an agreement to sell the entire minority interest we indirectly held in NCR Corporation. The operation was approved by the competent authorities, and the transaction was completed on October 28, 2019.

31 Bradesco

4.A. History and Development of the Company
Form 20-F

4.A.10-03  Other strategic alliances

➢  RCB Investimentos S.A.

In October 2018, we formalized a strategic partnership with RCB Investimentos S.A. (“RCB”), one of the principal credit management and recovery companies in Brazil, and with its controlling company PRA Group Brazil Investimentos e Participações, a company of the PRA Group Inc. (“PRA Group”), a global leader in the acquisition and management of non-performing credits. The transaction includes: (i) our acquisition of 65% of the shares issued by RCB, in which the founding members will remain as partners and directors of RCB, together with us; and (ii) the constitution of two FDICs (Investment Funds in Credit Rights) for the acquisition of non-performing credit portfolios, where the management of the recovery of these credits remains with RCB. The FIDCs will continue to be held by the PRA Group and the founders, with our minority participation. The transaction was approved by the Administrative Council for Economic Defense (“CADE”) and by the Central Bank. The operation was closed on December 20, 2018.

➢  Swiss Re Corporate Solutions Ltd.

In July 2017, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") completed the transaction announced in October 2016, by signing a shareholders' agreement pursuant to which: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") assumed part of the insurance operations of Bradesco Seguros, in respect of property and casualty (P&C) and transport (together "Large Risk Insurance"), providing them with exclusive access to our clients to market Large Risk Insurance solutions; and (ii) Bradesco Seguros became the holder of 40.0% of Swiss Re Corporate Solutions Brasil's shares and the other 60% remained with its controller Swiss Re Corso. The transaction was approved by the SUSEP, CADE and the Central Bank.

➢  Company to manage credit intelligence

In June 2017, we entered into agreements with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A. to create a company to manage credit intelligence (“GIC”). The company will develop a database to add, reconcile and handle the profile and credit information of individuals and corporate entities who authorize their inclusion in the database, as required by the applicable rules. The control of the company will be shared between the banks and each of them will hold 20% of its share capital.

➢  IRB Brasil

In May 2017, we, together with the other shareholders of IRB Brasil RE ("IRB"), authorized IRB to request to the CVM: (i) registration as a publicly-traded company and authorization to conduct an Initial Public Offer (IPO) of IRB, in accordance with CVM Instructions No. 400/03 and No. 480/09; and (ii) registration to perform a secondary offering of common shares, in accordance with CVM Instruction No. 400/03. In July 2017, we announced that the documents were filed to meet the requirements made by the CVM in relation to the Public Offer of Secondary Distribution of common shares of IRB and the closure of the bookbuilding procedure of the offer. We, after the sale of part of our shares in the public offer in July 2017 now hold an indirect shareholding of 15.23% stake in the share capital of IRB (stake calculated excluding shares held in treasury).

➢  BRAM

Our subsidiary, BRAM has developed important alliances as part of its internationalization strategy. Through personal management and investment advisory agreements, we offer Brazilian investors the opportunity to invest in global equity funds, with a focus on the U.S., Europe and Asia, besides the global funds. In Europe, BRAM offers to overseas investors funds domiciled in Luxembourg with different strategies under the Bradesco Global Funds family, launched in 2009. In Japan, Mitsubishi Kosukai UFJ Asset Management (“MUKAM”), our partner since 2008, offers funds managed by BRAM to retail investors wishing to invest in the Brazilian market.

32 Form 20-F – December 2019

Form 20-F

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

4.B.10 Business strategy

The strategy and vision for our future are founded on four pillars that guide our trajectory:

•         Customer Relationship;

•         Sustainable growth with profitability;

•         Efficiency and innovation; and

•         Human Capital.

Below, we present each one of our pillars and the main strategic objectives of 2019:

➢    Customer Relationship.

We serve all audiences, with the goal of being the first bank and the first insurer of our customers, and strengthen our commitment to each one of them, ensuring the recommendation of products, services or operations in accordance with each profile, considering their needs, interests and goals. For example, we created our Ombudsman in 2005, two years before CMN Resolution No. 3,477/07, which made the establishment of an Ombudsman mandatory, because we understand its important and impartial role in the relationship with the customer.

There are several initiatives that reinforce the importance of customers (individual and legal entity) for the continuity of the business. After creating an area dedicated to customers who are non-account holders in 2018, we launched the Portal Não Correntista (Portal for Non-Account Holders) in 2019, which allows non-account holders to purchase our products and services online even if they do not have a current account. In the segment of corporate entities, Bradesco created the MEI Portal, helping self-employed professional to formalize their business without costs and bureaucracy.

Another highlight is our pending acquisition of BAC Florida Bank, headquartered in Miami (United States), which will allow us to expand financial services and products in the United States to our customers from various segments. The conclusion of the operation is still awaiting regulatory approval.

➢    Sustainable growth with profitability.

We aim to grow in a diversified and sustainable manner, generating value to all stakeholders through what we believe to be the best balance between risk and return.

Our efforts are aimed at optimizing our processes and technologies in order to accelerate the changes necessary to improve the customer experience, anticipate their needs and offer products and services tailored to their profile.

33 Bradesco

4.B. Business Overview
Form 20-F

Our goal is to always seek the best balance between risk and return, essential aspects for the sustainability of the business.

➢    Efficiency and innovation.

We emphasize the importance of promoting efficiency and the best experience for clients, encouraging the use of technology and innovation in our business models. We seek to guarantee that different profiles of customers are catered for with appropriate business models.

We offer customer service channels in all the cities of Brazil, adapted to the development potential of the various regions and we periodically review the model that is more appropriate for each location and/or customer profile. Our digital channels evolve in a sustained manner – in 2019, 96% of all transactions made by our customers were via digital channels. A great ally in the digital universe is BIA (Bradesco Artificial Intelligence), which began interacting with our customers in the second half of 2017. We also launched the digital bank Next, at the end of 2017. Next offers a differentiated value proposition, addressed to a hyper-connected audience. In the first quarter of 2020, it will have its own administration and physical structure, gaining agility and flexibility, We also highlight inovabra, innovation ecosystem that fosters innovation through collaborative work with employees, business areas, customers, businesses, startups, technology partners, investors and mentors, with the aim of meeting the needs of our customers and ensuring the sustainability of business in the long term.

We also revitalized Ágora – Investment House, a company 100% owned by us, in order to become our official platform, with 100% digital onboarding, it offers more choices of products and specialized advice for customers to do their investments with convenience and reliability.

➢    Human Capital.

The basis of our strategy is grounded on people. Accordingly, we seek to improve our ability to attract, train and retain appropriate talents for each line of business, with the goal of making our corporate strategy feasible.

We highlight the importance of people management for the implementation of our corporate strategy. As part of this strategy we aim to implement policies aligned to the needs of the current employment market, with the objective of ensuring diversified results, a solid balance sheet and consistent profitability.

Our succession plan maps the critical positions of each area and identifies professionals with the potential to take on strategic positions in the future (leadership positions or key positions of specific knowledge).

Our actions and public commitment in the face of diversity reaffirm our belief in the transformative potential of each person, respecting individuality and plurality. We encourage our professionals to use their full potential, since we believe that good results are a consequence of individual values and goals aligned to the organizational strategy.

We have implemented the following guidelines and practices: performance assessment and mapping of competences for 100% of the staff; structuring of individual development plans (“PDIs”) and training and professional developments supported by Unibrad – our corporate university. We also highlight the actions related to health and well-being, through the Programa Viva Bem (live well program), and our program that encourages participation in volunteer initiatives, Voluntários Bradesco (Volunteers).

Our strategy is focused on adapting our culture and aligning it with modern people management practices, ensuring we are aligned with the new demands of the labor market, as well as making the human resources department be increasingly perceived as a strategic partner of the different business lines.

34 Form 20-F – December 2019

Form 20-F

4.B.20  Business management

In order to ensure our operational activities align with our strategies, we have developed management processes that are aligned with best market practices and business models, including:

4.B.20.01 Corporate risk management processes

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. In August 2017, CMN Resolution No. 4,595/17 was amended to include provision for compliance policies. Under this resolution, financial institutions authorized to operate by the Central Bank should implement and maintain compliance policies compatible with the nature, size, complexity, structure, risk profile and business model of the institution, in order to ensure the effective management of its compliance risk. Compliance risk must be managed in an integrated manner with all other risks incurred by the institution, in accordance with the specific rules. The rule also permits the drafting of a single compliance policy per conglomerate.

We exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models and measure and control tools. We also promote the dissemination of our risk culture to all employees at all levels, from the business areas to the Board of Directors.

Our risk management processes ensure that risks are proactively identified, measured, mitigated, monitored and reported, as required for the complexity of our financial products and services and the profile of our activities.

4.B. 20.01-01  Risk and Capital Management Structure

The structure of our risk and capital management function consists of committees, responsible for assisting our Board of Directors and our Diretoria Executiva in making strategic decisions.

We have an Integrated Risk Management and Capital Allocation Committee (“COGIRAC”), which advises the Board of Directors in relation to the performance of its duties related to management policies and limits of exposure to risks, and to ensure we are compliant with the processes, policies, rules related to and compliance with regulations and legislation applicable to us.

The committee is assisted by the Capital Management Executive Committee and the Executive Committees for Risk Management of: (i) Credit; (ii) Market and Liquidity; (iii) Operational and Socio-environmental; and (iv) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. There are also the Executive Products and Services Committee, and executive committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to COGIRAC and the Board of Directors.

Our governance structure also includes a Risk Committee, whose main objective is to evaluate our risk management framework and, eventually, to propose improvements.

COGIRAC and the Risk Committee assist the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

4.B. 20.01-02  Credit risk

Credit risk is represented by the possible losses associated with the non-fulfilment of the borrower or counterparty’s respective financial obligations under any agreement, as well as the devaluation of the credit contract due to the deterioration in the borrower’s risk classification, the reduction in gains or remuneration, benefits gained in renegotiation, the recovery costs and other amounts related to the non-fulfilment of the counterparty’s financial obligations. In addition, it includes the Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations associated with the counterparty or mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to obstacles in the currency conversion of amounts received outside the country associated with the operation subject to credit risk. Counterparty Credit Risk is represented by the possibility of loss due to non-compliance by a given counterparty with settlement obligations related to transactions involving the trading of financial assets, including the settlement of derivative financial instruments or by the deterioration in the credit quality of the counterparty, and Concentration Risk is represented by the possibility of losses due to significant exposures to a counterparty, risk factor, product, economic sector or geographic region.

35 Bradesco

4.B. Business Overview
Form 20-F

Credit risk management is a continuous and evolving process of mapping, developing, assessing and diagnosing through the use of models, instruments and procedures that require a high degree of judgment, discipline and control during the analysis of operations in order to preserve the integrity and independence of the processes.

 We seek to control our exposure to credit risk, which mainly relates to loans, credit commitments, financial guarantees provided securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

In order to avoid compromising the quality expected from the portfolio, committees monitor all relevant aspects of the process of lending, concentration, collateral requirements, maturities, and other aspects.

We continually outline all the activities that can potentially generate exposure to credit risk, with the respective classifications regarding probability and size, as well as identifying managers, measurement and mitigation plans for those activities.

4.B. 20.01-02.01  Credit Risk Management Process

The credit risk management process is conducted in a centralized manner for us as a whole. This process engages several areas, which ensure an efficient framework to provide for independent and centralized credit risk measurement and control.

Our Credit Risk monitoring area is actively engaged in improving customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels due to expected and unexpected losses and level of capital against unexpected losses.

This area continuously reviews internal processes, including the roles and responsibilities, information technology training and requirements and periodic review of risk assessment, in order to incorporate new practices and methodologies.

4.B. 20.01-02.02  Control and monitoring

Corporate control and monitoring of our credit risk take place in the credit risk unit of the Integrated Risk Control Department (DCIR). The department assists the Credit Risk Management Executive Committee on discussions and implementation of methodologies to measure credit risk. Relevant issues discussed by this committee are reported to COGIRAC, which reports to the Board of Directors.

In addition to committee meetings, the department holds monthly meetings with officers and heads of products and segments to ensure they are informed about the evolution of the portfolio of loans, delinquency, adequacy of the provision for non-performing loans, credit recovery, gross and net losses, portfolio limits and concentrations, allocation of economic and regulatory capital and other items. This information is also reported monthly to the Executive Committee for Risk Monitoring and the Audit Committee.

The department also tracks each internal or external events that may significantly impact credit risk such as mergers, bankruptcies or crop failures and monitors sectors of economic activity in which we have the most representative exposures.

Both the governance process and limits are validated by COGIRAC, submitted for approval by the Board of Directors, and reviewed at least once a year.

36 Form 20-F – December 2019

Form 20-F

4.B. 20.01-03  Market Risk

Market risk is the possibility of a loss of income due to fluctuations in prices and market interest rate of the financial instruments retained by the Organization resulting from mismatched amounts, currencies and indexes of our asset and liability operations.

This risk is identified, measured, mitigated, controlled and reported. Our exposure profile to market risk is in line with guidelines established by the governance process, with limits that are monitored on a timely and independent basis.

All operations exposing us to market risk are mapped, measured and classified according to probability and magnitude, with the whole process approved by the governance structure.

Our risk management process involves the participation of all levels, from business units to the Board of Directors.

In line with the best practices of corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 4,557/17, the Board of Directors approved the Market Risk Management Policy, which is reviewed at least once a year by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market risk.

In addition to this policy, we have several specific rules that regulate the market risk management process, including:

•     classification of operations;

•     reclassification of operations;

•     trading in government or private securities;

•     use of derivatives; and

•     hedging.

4.B. 20.01-03.01  Market Risk Management Process

Our market risk management process is managed on a corporate wide basis, ranging from business areas to the Board of Directors. This process involves several areas to ensure an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process allowed us to be the first financial institution in the country authorized by the Central Bank to use, since January 2013, in-house models of market risk to check the regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself.

4.B. 20.01-03.02  Definition of limits

Proposed market risk limits are validated by specific committees for approval by COGIRAC, to be submitted to the Board of Directors depending on the characteristics of the business, which are separated into the following portfolios:

➢  Trading portfolio: comprises all operations involving financial instruments, including derivatives, held-for-trading or used to hedge other instruments in our own portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The trading portfolio is monitored by limits of:

•     Value at Risk (VaR);

•     stress (measure of the negative impact of extreme events, based on historical and prospective scenarios);

•     results; and

37 Bradesco

4.B. Business Overview
Form 20-F

•     financial exposure/concentration.

➢ Banking portfolio: comprises transactions not qualifying for our trading portfolio, deriving from our other businesses and their respective hedges.

The banking portfolio is monitored by the variation in economic value due to interest rate variation - ∆EVE (Economic Value of Equity) and variation in net interest income due to interest rate variation - ∆NII (Net Interest Income).

Market risk is controlled and monitored by an independent business unit, the Integrated Risk Control Department, which calculates risk on outstanding positions on a daily basis, consolidates results and reports as required by the existing governance process.

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

4.B. 20.01-04  Liquidity risk

Liquidity risk is represented by the possibility of the institution failing to effectively comply with its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution failing to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

Understanding and monitoring this risk is crucial, especially for us to be able to settle transactions in a timely and secure manner.

4.B. 20.01-04.01  Liquidity Risk Management Process

We manage our liquidity risk on a group-wide basis. This process involves a number of areas with specific responsibilities, and the liquidity risk is measured and controlled on a centralized and independent basis, with daily monitoring of available funds and compliance with liquidity levels, according to the risk appetite established by the Board of Directors, as well as the contingency and recovery plan for potential high-stress situations.

Our Policy for Liquidity and Risk Management, approved by the Board of Directors, is mainly aimed at ensuring the existence of standards, criteria and procedures to guarantee the development of the Short-Term Liquidity Ratios (LCR – Liquidity Coverage Ratio), in compliance with Resolution No. 4,401/15, and Long-Term Net Stable Funding Ratio (NSFR), in compliance with Resolution No. 4,416/17, as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,557/17.

We also have rules for the daily monitoring of liquidity levels through a warning flag system that triggers the submission of reports and the actions to be taken given the risk presented.

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

38 Form 20-F – December 2019

Form 20-F

Since October 2017 we have used the Short-Term Liquidity Ratio (LCR) as a standard for internal management, as provided in the CMN Resolution No. 4,401/15 and the Central Bank’s Circular No. 3,749/15.

In the third quarter of 2018 we started monitoring structural long-term liquidity risk, through the NSFR, pursuant to CMN Resolution No. 4,616/17 and Central Bank’s Circular No. 3,869/17.

Liquidity risk is monitored daily by business and control areas and at meetings of the Treasury Executive Committee for Asset Liability Management, which controls liquidity levels. Additionally, COGIRAC and by the Board of Directors monitor liquidity levels reports which are shared with the Risk Committee.

4.B. 20.01-05  Operational Risk

Operational risk is represented by the possibility of incurring losses from failures, deficiencies or the inadequacy of internal processes, people, systems and external events. This includes legal risk, associated with the activities we carry out.

4.B. 20.01-05.01  Operational Risk Management Process

The Organization adopts the ‘Three Lines of Defense’ model, which consists of identifying and assigning specific responsibilities to each department so that essential operational risk management tasks are performed in an integrated and coordinated manner. The following activities are carried out for that purpose:

•     identify, evaluate and monitor the operational risks inherent to our activities;

•     evaluate the operational risks inherent to new products and services in order to adapt them to legislation and procedures and controls;

•     mapping and treating operational loss records for the composition of the internal database;

•      provide analysis and quality information to departments, aiming the improvement of the operational risk management;

•     evaluate scenarios and indicators for the composition of the economic capital and improvement of the risk maps of the Organization;

•     evaluate and calculate the need for regulatory and economic capital for operational risk; and

•     report on operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operations, to ensure acceptable risk levels in our processes.

Operational risk is controlled and monitored primarily by an independent area, the Integrated Risk Control Department, and is supported by several areas that are part of the process of managing this risk.

In February 2020, Circular No. 3,979/20 was published by the Central Bank, effective as of December 1, 2020, which provides for the constitution of Base of Risks and Operating Losses ("BRPO"), its update and remittance to the Regulator. According to circular, the database must reflect the risk profile and management practices. Among the requirements, we highlight the periodic remittance, historical base formation (between 10 and 5 years), adoption of complete and robust layout, accounting traceability and the standardization of the structure for the collection and processing of information. All information must be kept at the available to the Brazilian Central Bank for at least 10 years, with the first remittance scheduled for 2021 relative to the base date of December 2020.

4.B.20.02 Independent Validation of Management and Measurement Models of Risk and Capital

We employ regulatory models as well as internal models based on statistical, economic, financial, and mathematical theories and the expertise of specialists in the management of risks and provisions and in the measurement of capital, aiming to synthesize processes or complex issues and large quantities of information and providing standardization, objectivity and efficiency to the decisions.

All models have inherent risks that can be derived from potential adverse consequences arising from decisions based on incorrect or obsolete estimates, improper calibration of parameters or inappropriate use of the risk models. In order to detect, mitigate and control these risks, there is the process of independent validation, which carefully evaluates various aspects, challenging the development process (which includes the assumptions adopted, the methodology and the results) and the use of models (including the quality of the input data, adherence to the regulatory requirements and the robustness of the environment in which they are implanted). The results are reported to the managers, Internal Audit, Model Evaluation Committee, Risk Control Committee, Executive Committee for Monitoring of Risks, Risk Committee and the Integrated Risk Management and Capital Allocation Committee (“COGIRAC”).

39 Bradesco

4.B. Business Overview
Form 20-F

4.B.20.03 Internal controls

The efficacy of our internal controls is supported by trained professionals, well-defined and implemented processes and technology as determined by our business needs, in accordance with CMN Resolution No. 2,554/98.

Internal controls are based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission ("COSO"), and is also in line with the guidelines established by the Information Systems Audit and Control Association ("ISACA") through the Control Objectives for Information and Related Technology ("COBIT 5"), and with the procedures described by the Public Company Accounting Oversight Board ("PCAOB") for analysis of the Entity Level Controls ("ELC").

The existence, enforcement and efficacy of controls that ensure the levels of risk in our processes are acceptable is certified by the area responsible for the execution of the adherence tests of the controls. The results of the adherence tests are conveyed to the Audit, Risk Monitoring and Risk Management Committees, as well as to the Board of Directors, to provide reasonable assurance that business transactions are carried out appropriately and achieve defined objectives, in accordance with external laws and regulations, internal policies, rules and procedures, as well as applicable codes of conduct and self-regulation.

4.B.20.04 Management and Processes in Cybersecurity

We consider cyber and information security at the highest strategic levels in order to protect our technological infrastructure against attacks, unauthorized access and malicious codes. We operate to prevent, detect and correct in order to protect the information of our Organization and of our clients.

Accordingly, we have developed our security framework, considering the new digital environment, where the focus on cybersecurity is a key aspect and one of the pillars of technology and processes, ensuring data protection for our clients, resilience, and structures to identify and detect threats, and have in place response and recovery procedures in the event of cyber-attacks.

With regards to the technical aspects, preparing for and anticipating IT security and cyber threats, requires continuous investments like the reformulation of the critical updates of servers and workstations, inspection of source codes in the development cycle, establishment of a lab for security tests and use of technology and tools.

We have systems to prevent attacks from external connections and the internet, systems for the analysis of fraudulent behavior, unauthorized access, malicious codes, analysis of network behavior, intrusion detection, firewall, antivirus and antispam systems, all of which provide protection for our IT systems. We continuously upgrade the security of our software and hardware, digital certification in WEB servers and the encryption equipment, in addition to performing frequent resilience tests.

We continuously monitor these measures and we have security operational centers ("SOCs"), focusing on the identification of potential vulnerabilities and establishing an active defense with the use of cognitive intelligence. Additionally, we have a cyber intelligence team working to identify threats and check the necessary corrective measures.

We adopt strict procedures to ensure our client information is secure. The interactions and synergies between management and technical areas aims to create solutions to provide secure access to service channels and to minimize exposure. We have a range of security devices and technologies, including biometrics, chip cards, 2D digital validation/QR code and OTP devices (physical and cell phone token, etc.), which are used to prevent fraud and unauthorized access. Educating clients on cyber risks is a key component of our strategy in this regard. We have developed awareness campaigns through the client channels and on social media. On our website there are several guidelines for the public, including videos of the web series "Protect Yourself" with prevention tips on current key scams/fraud, which aims to improve the security barriers for users. Those contents are not incorporated by reference in the 20F.

40 Form 20-F – December 2019

Form 20-F

In conjunction with technical measure, we ensure that employees and prepared and engaged with the issue of cybersecurity. The culture of security is a fundamental basis for the measures, processes and technologies to be effective. For this reason, we invest in training and awareness for employees, associates and customers so they are aware of the issue and prepared for the inherent risks and threats.

We also have continuous training programs and other awareness campaigns on the aspects of security and an executive committee dedicated to the issue, which develops the strategies and ensures the development and effectiveness of actions, focusing on the protection of technological infrastructure against attacks, unauthorized access, theft of information and insertion of malicious codes.

The CMN amended Resolution No. 4,658/18 and Circular No. 3,909/18, with the aim of enhancing cyber security and data storage, and established principles and guidelines that seek to ensure the confidentiality, integrity and availability of data and information systems, through the implementation of policies for cyber security, in addition to the requirement of hiring processing and data storage services. In essence, the resolution establishes (i) that the contracting of relevant processing anddata storage services must be communicated within 10 days of the contract, as well as communicating any contractual alterations; and (ii) in the event of non-existence of an agreement for the exchange of information between the Central Bank of Brazil and the supervisory authorities of the countries where the services may be provided, authorization must be requested from the Central Bank for the contract and relevant contractual alterations. We currently comply with the provisions of these rules.

In August 2018, Law No. 13,709/18 – General Data Protection Law ("LGPD") – was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on data protection, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called "treatment agents".

The impact of the law will be significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, or who has collected personal data in Brazil, or individuals located in Brazil – albeit not residents – or, even, that offer goods and services to Brazilian consumers. In short, the adoption of the LGPD will require structural changes in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 creating the ANPD, the public administrative body responsible for ensuring, implementing and supervising compliance with the LGPD and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted into Law No.13,583/19 in 2019. The remainder of the law was expected to come fully into force from August 2020, however, as a result of the COVID-19 pandemic, the National Congress approved Bill No. 1,179/20 postponing the entry into force of Law No. 13,583/19 until January 2021, with fines and sanctions valid from August 1, 2021. It is worth mentioning that this bill was approved with amendments by the Federal Senate, accordingly, it has yet to be passed by the Chamber of Deputies and, following approval, needs to be sanctioned by the President of Brazil.

4.B.20.05 Corporate security

Our Corporate Security Department's mission is to promote security solutions by creating, implementing, and maintaining rules and processes which are aligned with our business.

To achieve our strategic objectives, we focus on Information Security and Cybernetics, Access Management, Prevention of Electronic, Debit Card and documentary frauds. We also systemically implement security procedures in Electronic Channels, Systems and Information to assess and propose improvements. In addition, the department is responsible for Technical Opinions, in connection with strategic security issues, implementation of products, services or processes and PLD/FT.

We highlight the main areas and activities:

•       the Information Security Department's purpose is to establish the Information Security Corporate Policy and Rules; identify and evaluate the risks of Information Security; ensure good governance and generate Cryptographic Keys; maintain the Registration Authority ("RA") for the issuance of Digital Certificates related to the Brazilian Public Key Infrastructure ("ICP Brasil"). Establish criteria for the assessment of compliance of Information Security and data protection, maintain the Corporate Program of Awareness and Education in Information Security, giving in-company lectures to employees as well as lectures at external events; maintain the Time Stamp Authority in the context of the ICP Brasil, which will support our digital and digitalization processes of documents;

41 Bradesco

4.B. Business Overview
Form 20-F

•     the Governance of Cyber Security and Incidents to develops, monitors and controls the mapping and development of risks to information security in order to be aligned with our strategic guidelines and new business models, risks and cyber threats and regulatory bodies. In addition, it also manages the Operational Model of Information Security (“MOSI”), acts in Preventing Data Leakage via Data Loss Prevention (“DLP”) and Incidents, in order to have a global and integrated overview of our information security;

•       the Electronic Fraud-Prevention (Bradesco Celular, Internet Banking, Net Empresa, Fone Fácil and Debit Card Product), Document Fraud Prevention (Opening Accounts, Bradesco App, Next, Consigned Credit, Financing of Vehicles and Consortium) manage security processes and projects to detect and mitigate risks of any financial losses or image crisis. They operate by monitoring the transactions of Electronic Service Channels and carrying out preventive and reactive analysis of documents, in addition to performing strategic and corporate actions. They are supported by the Area of Data Analysis and Modeling with analytical solutions and statistics methodologies, in order to propose solutions to Managers of technical and business areas that aim to balance use and security for Electronic Channels Access and for Debit Card Product;

•       Identification Management and Access is responsible for the strategy and operational direction of the identification process and access to corporate applications. This area aims to protect the system resources and information against unwanted access, honoring the principles of segregation of duties and definition of automated controls;

•       the Security Devices division assesses the need for systems, service channels, business managers and users, in relation to authentication factors, managing and monitoring projects, assisting in the acquisition and performing the control and logistics of Biometrics, M-Token, Token and TAN Code;

•       the Security for Access to Information by Third Parties division develops security rules and principles applied to outsourced services, ensuring the evaluation, centralized and appropriate processes and governance for the protection of our information;

•       the PLD/FT division is responsible for policies, standards, procedures and specific systems, which establish guidelines to prevent and detect the misuse of our structure and/or products and services. This Program is supported by the PLD/FT Executive Committee, which evaluates the work according to its effectiveness as well as the need to align procedures and controls with the regulations and with the best national and international practices. Suspicious or atypical cases identified are forwarded to the Commission for the Evaluation of Suspicious Transactions for analysis, which is composed of Segments, Departments and Related Companies, to be able to assess the need to report to the Regulatory Bodies in compliance with the legal requirements.

•       Program for the implementation of the General Data Protection Law (LGPD), responsible for the appropriateness of processes and systems for the rights of the holder of the data and compliance with the requirements required by law; and

•       The Physical and Property Security division is responsible for maintaining the structure with specialized material and human resources and safety devices for the implementation of Security Standards in accordance with Law No. 7,102, of June 20, 1983, and with the "Security Plan" determined by the Federal Police. Keep on constant evaluation the devices and logistics of vulnerable points, offering a 24-hour call center service, aiming to prevent and guide actions to minimize the effects of any claims.

In addition to the activities developed by the corporate security area, we have a department for fraud prevention, as part of our credit card area, whose mission is to provide security solutions aligned to our business, through the creation, implementation, and maintenance of preventive rules, processes and technologies. This fraud prevention department takes strategic action in respect of the security of the use and service channels, systems and processes of products, assessing and suggesting improvements. The department also issues technical opinions in connection with strategic security issues and the implementation of products, services or processes.

42 Form 20-F – December 2019

Form 20-F

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•       the area responsible for preventing credit card fraud has the purpose of identifying and mitigating the risk of financial losses and negative reputational impacts for the Bank. It develops prevention strategies for documental and transactional fraud, monitoring and alerting in real time for all transactions made through the customer service and use channels. The measures are based on behavioral analyses of fraud, supported by statistical methodologies and predictive models of fraud, in order to ensure controls are aligned to the business. The area also works on the diagnosis of losses to identify systemic and operational weaknesses, recommending preventive actions and alignment with the current strategy where necessary;

•        the projects and processes area establishes controls to identify risks and is responsible for evaluating the risk of fraud and issuing recommendations for new projects, processes and products. The area proposes to the managers of the business and technical areas solutions that aim to balance the use and the security of the products and access to service channels, as well as corporate and strategic actions, which follow the best practices of the market focused on preventive actions; and

•       the portfolio analysis area is responsible for managing and providing information from the fraud prevention area to the other areas of our Organization.

4.B.20.06 Data processing

•

We have a state of the art information technology ("IT") environment supported by a Data Center (CTI – Centro de Tecnologia da Informação) located in Cidade de Deus, Osasco, SP, especially built to harbor our IT infrastructure and has protections in place designed to ensure the uninterrupted availability of our services.

•

Data is continually replicated in a processing center (secondary site) located in Alphaville, in the city of Barueri – SP, which has equipment with enough capacity to take over the main system's activities in the event of a problem at our Technology Center (CTI). All service channels have telecommunications services that work with one of the two processing centers.

•

We hold annual simulation exercises in which our IT center is rendered out of service in order to test that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers. In addition to all backup copies of electronic files stored and maintained at our IT center, second copies are saved and maintained in the Alphaville processing center, where all the activities related to the development of systems are located. We regularly test the media and processes in force to ensure compliance with environmental regulations. Data protection aims to ensure the confidentiality, integrity and availability of information in accordance with its level of criticality.

•

If the public energy supply is interrupted, both centers have sufficient capacity to operate independently for 72 hours non-stop. After this period, the technology centers can operate continuously, depending on the amount of fuel available to operate the generators that supply electricity.

•

Our infrastructure includes systems to prevent attacks from external connections and the internet, systems for the analysis of fraudulent behavior, unauthorized access, malicious codes, analysis of network behavior, protection against invasion (intrusion detector), firewall, antivirus and antispam systems, all to provide protection to our IT environment. We continuously upgrade the security for our software and hardware, digital certification in WEB servers and the encryption equipment.

•

We have a Security Operations Center (SOC) in the area of IT Security that treats and responds to security incidents, monitors the environment (24/7) and develops prevention measures through sources of intelligence information.

•

Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a system for the prevention of loss of Information Data, the DLP, designed to ensure the protection of company data. Annually, a "Penetration Test" is performed by an independent audit firm and the IT security processes are certified by the ISO 27000 – Information Security.

43 Bradesco

4.B. Business Overview
Form 20-F

•	Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate, staff) to use resources independently in order to provide better services.
•

The IT structure is also backed by processes implemented in light of the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). We apply recognized practices for IT service management and our system is certified by the ISO 20000 – Service Management.

•

Physical security of the data center is maintained by a baffle gate and a double contention door that isolates the entrance between the doors. Video cameras monitor the entrance and internal areas of the datacenter, and access is restricted and authorized through the authentication of passes and vascular biometrics.

4.B.20.07 Bradesco Integrity Program

We are committed to maintain integrity and:

•       to conduct our business and develop our various relationships based on ethics, integrity and transparency, concepts that permeate our organizational culture, values and principles which are ratified by the Corporate and Sector-based Codes of Ethical Conduct and supported by Senior Management; and

•       to prevent and combat all forms of corruption, especially bribery.

These commitments are permanently upheld through the Bradesco Integrity Program, which corresponds to a set of mechanisms and measures made up by the Code of Ethical Conduct, the Corporate Anticorruption Policies and Standards, and other standards, as well as procedures, processes, and control established therein, aimed at preventing, detecting, and remedying any harmful acts of corruption and bribery, including fraud against the Government.

The program, supported by the Integrity and Ethical Conduct Committee and by the Board of Directors, determines the guidelines, responsibilities, procedures, and controls regarding gifts, freebies, entertainment, sponsorship, third parties and due diligence, bids with the Brazilian Government, political contributions, relationships with public agents, denunciations and non-retaliation against whistleblowers acting in good faith, in accordance with laws and regulations applicable in Brazil and in countries where we have business units.

The Integrity Program covers our managers, employees, interns, apprentices, suppliers, service providers, banking correspondents in Brazil and business partners, controlled companies and companies that are members of the Bradesco Organization in its interactions and daily decisions, highlighting our principles of high standards of conduct and ethics. We continuously evaluate the Program to align its governance with the best national and international anti-corruption practices.

We always promote an ethical culture and integrity based on the code of ethical conduct, which has been implemented internally through programs and training events, raising awareness among employees and the service providers. In 2019 the Policies, Rules, Standards, Integrity Program, Manuals, Training and Systems were reinforced.

We also intensified communication with suppliers, service providers, and correspondents in Brazil and with business partners. We gave anti-corruption training to Senior Management, employees in areas with higher exposure to risk, and third parties.

In May 2019, we held a meeting at which focused on the Integrity of departments and associated companies, which included participation from Diretoria Executiva and an external lecturer. In December 2019, on the International Day against Corruption, we promoted Bradesco Integrity Week, with involvement from the Chairman of the Board of Directors and the Chief Executive Officer, an external lecturer and a panel of our Executive members.

4.B.20.08 Treasury activities

The main objective of the Treasury Department is to maximize results with available resources and managing risks, by complying with the limits set by our Senior Management and the guidelines issued by our integrated risk control unit.

44 Form 20-F – December 2019

Form 20-F

The main activities are as follows:

•       planning and managing our local and foreign currency cash flows;

•       developing and implementing our asset and liability management strategy;

•       managing maturity, rate and liquidity gaps arising from our activities;

•       calculating operational costs from both the assets and liabilities sides;

•       obtaining price estimates and managing our commercial operations that involve risks such as: market, interest rate, foreign exchange, commodities and price index risks;

•       performing proprietary trading operations aimed at taking opportunities found in the range of our prospective scenario and market prices; and

•       taking part in analysis and decisions regarding directed credit and capital management.

4.B.20.09 Inovabra

Inovabra is the innovation ecosystem designed to support our corporate strategy, fostering innovation through collaborative work with companies, startups, technology partners, investors and mentors. The platform facilitates sharing future visions for business, accelerating the search for new solutions and materializing innovation in our Organization, with the aim of meeting the needs of our customers and ensuring the sustainability of our business in the long term. Inovabra is composed of eight complementary programs:

•       inovabra centers: an internal innovation program which encourages our employees to practice creativity and entrepreneurship, spreading the culture of innovation inside our Organization;

•       inovabra startups: this program is an open innovation program, intended to enable strategic partnerships between us and startups that have applicable solutions or with the possibility of adaptation for financial and non-financial services that may be offered or used by us or partner companies;

•       inovabra ventures: is a proprietary capital fund, currently with R$400 million of capital. It is managed by the Private Equity area and intends to invest in startups with technology and/or innovative business models;

•      inovabra pesquisa (research): a multidisciplinary team, with analysts and researchers who conduct an in depth study of new technologies and business models to be on the frontier of knowledge. The team constantly interacts with partners, universities and research institutes in Brazil and abroad and supports inovabra in conducting the innovation process. Responsible for conducting research on emerging technologies such as Artificial Intelligence, blockchain, IoT (internet of things) and quantum computing and their impacts on financial services and products;

•       inovabra lab: is an environment which centralizes 16 laboratories in the areas of technology, designed to operate in a model of collaborative work with large technology partners, residents in this environment. This model allows for operating efficiencies and accelerates the processes of evaluation and certification of new technologies (hardware and software), prototyping, testing, proof of concept, launches and solutions to new challenges;

•       inovabra international: the program is structured in an environment of innovation based in New York and with connections in London, monitoring the global ecosystem of innovation and entrepreneurship; and

•       inovabra habitat and digital hub platform: a building with more than 22 thousand square meters, located in the large economic innovation and cultural center of São Paulo, between Avenida Angélica and Rua da Consolação, close to Avenida Paulista, where large companies, startups, investors and mentors work collaboratively to innovate and generate business. In addition to fostering entrepreneurship in Brazil and a culture of innovation in organizations. In addition, through the digital hub platform, it is possible to select startups without geographical barriers. The entrepreneurs who are registered on the platform have access to business opportunities with us and our major partner companies.

45 Bradesco

4.B. Business Overview
Form 20-F

4.B.30 Business segment

The data for these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Our Management uses various data, including financial data in conformity with BR GAAP and non-financial metrics compiled on different bases. For further information on differences between the results on a consolidated basis and by segment, see “Item 5.A. Operating Results – 5.A.20.01 Results of operations for the year ended December 31, 2019 compared with the year ended December 31, 2018”.

The following table summarizes our main gross revenues by segment for the periods indicated:

Years Ended December 31,	R$ in thousands
	2019	2018	2017
Banking
Interest and similar income from loans and advances (1)	66,973,129	61,418,259	64,083,962
Fees and commissions	31,135,507	30,022,769	28,566,371
Insurance and pension plans
Premiums retained from insurance and pension plans	77,599,270	72,476,844	76,098,164
Fees and commissions	2,028,371	2,169,807	2,063,187
(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For further details of our segments, see Note 5 to our consolidated financial statements in “Item 18. Financial Statements”.

We do not break down our revenues by geographic regions within Brazil, and less than 4.0% of our revenues come from international operations. For more information on our international operations, see “4.B.30.01-02.10 International banking services”.

As of December 31, 2019, according to the sources cited in parentheses below, we were:

•       one of the leading banks in terms of savings deposits, with R$114.2 billion, accounting for 13.2% of Brazil’s total savings deposits (according to the Central Bank);

•       the leader in BNDES onlendings, with R$5.0 billion in disbursements (according to BNDES);

•       one of the leaders in automobile financing loans, with a market share of 14.2% (according to the Central Bank);

•       the leading bank in payments for over 11.4 million benefits to INSS retirees and beneficiaries, accounting for 32.1% of the total number of payments made by the INSS;

•       one of the leaders in leasing transactions in Brazil, with an outstanding amount of R$2.7 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (according to ABEL);

•       one of Brazil’s largest private fund and investment managers, through our subsidiary BRAM, with R$627.9 billion in assets under management (according to ANBIMA), taking into account managed portfolios;

•       one of the leaders in the third-party asset management business, with R$1.0 trillion in assets, of which R$399.3 billion are managed through our subsidiary and BEM DTVM (according to ANBIMA);

•       the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,616,675 quotas in three segments, including: (i) automobiles and motorcycles, with 1,279,755 quotas; (ii) real estate, with 266,265 quotas; and (iii) trucks, with 70,655 quotas (according to the Central Bank);

•       the leader in imports and exports and one of the leaders in the consolidated primary market ranking (according to the Central Bank), additionally, leader in "foreign trade – trade finance"; and

•       the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 24.0% market share (according to SUSEP/ANS), through Grupo Bradesco Seguros, which mainly comprises: Bradesco Seguros S.A., or “Bradesco Seguros” and its subsidiaries: (i) Bradesco Vida e Previdência S.A., or “Bradesco Vida e Previdência”; (ii) Bradesco Capitalização S.A., or “Bradesco Capitalização”; (iii) Bradesco Auto/RE Companhia de Seguros S.A., or “Bradesco Auto/RE”; and (iv) Bradesco Saúde S.A., or “Bradesco Saúde”. Our total revenues were R$77.7 billion in insurance premiums, pension plan contributions and capitalization bond income.

46 Form 20-F – December 2019

Form 20-F

4.B.30.01 Banking

In our banking segment, we offer a range of products and services to our clients including deposit-taking, granting of loans and advance payments, debit and credit card services and capital market solutions, through our extensive distribution network.

We have a diverse customer base that includes individuals and small, mid-sized and large corporates in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian market, middle- and low-income individuals.

The following table shows the bank income statement and other selected financial data for our banking segment for the periods indicated.

Year ended December 31,	Banking - R$ in thousands
	2019	2018	2017
Revenue from financial intermediation	113,402,430	110,639,034	130,015,483
Expenses from financial intermediation	(49,683,456)	(52,958,441)	(67,744,701)
Financial margin	63,718,974	57,680,593	62,270,782
Allowance for loan losses	(18,891,493)	(18,319,973)	(25,210,020)
Gross income from financial intermediation	44,827,481	39,360,620	37,060,762
Fee and commission income	31,135,507	30,022,769	28,566,371
Personnel expenses	(23,072,600)	(18,102,452)	(19,919,896)
Other administrative expenses	(20,327,502)	(19,126,128)	(18,845,656)
Tax expenses	(6,203,188)	(5,660,519)	(5,440,571)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	6,620	(22,657)
Other operating income / expenses	(21,082,041)	(11,943,485)	(9,910,746)
Operating profit	5,290,578	14,557,425	11,487,607
Non-operating income	(537,428)	(929,396)	(729,584)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(1,134,166)	(1,836,636)
Net Income	15,184,565	12,493,863	8,921,387
Total assets	1,264,627,391	1,251,749,713	1,146,536,514
Loans	457,392,375	411,492,655	373,813,665
Deposits from customers	366,227,540	340,748,196	262,008,445
Investment Funds and Managed Portfolios	1,000,818	940,538	870,702
Other funding sources (1)	606,477,819	586,990,407	602,362,784

(1) Includes securities sold under agreements to repurchase, borrowing and on-lending obligations, funds from issuance of securities and subordinated debt. For more information about our funding sources, see “Item 5.B.20 Liquidity and funding”.

4.B.30.01-01 Segmentation of Clients

Our client base included 72.0 million clients at the end of 2019. We have a segmented structure, for both individuals and corporate entities, in order to offer flexibility and convenience in all areas in which we operate, ensuring we meet each client's needs. To meet the needs of the biggest number of people we have democratized access to products and services, encouraging the process of financial inclusion, access banking services, social mobility and entrepreneurship

We do not make distinctions, we supply every client with the same level of excellence and we continuously improve the way we provide services. We are aware of each client's profile and we have continuously improved the scale and diversification of our current model. These values extend to clients who are non-account holders, due to their significance and the potential of growth.

47 Bradesco

4.B. Business Overview
Form 20-F

LARGE CORPORATE
≥ R$4 billlion
PRIVATE BANK
≥ R$5 million
CORPORATE
R$500 mi to R$ 4 bi
PRIME
≥ R$10,000 or
≥ R$100,000
CORPORATE ONE
R$30 to R$500 mi
EXCLUSIVE
R$4,000 to R$10,000 or
≥ R$ 40,000
COMPANY AND BUSINESS
Up to R$30 mi
CLASSIC
≤ R$4,000
Non-account holders
Institutional Segment
Bradesco Expresso and Banking Service Point
Investments
Monthly Income
Annual Sales Revenue

➢    Bradesco Corporate

The Corporate segment is responsible for serving business groups and focused on both large and medium-sized companies. Its offices are located in the main financial centers and with a value proposal based on physical proximity and relationship with clients, offers customized services with a global reach and counts on a highly skilled team to fulfill customers' needs through a wide portfolio of products, structured solutions and financial services.

To anticipate the solutions, it is important to strengthen the relationship with clients and to deliver a robust value proposal, Corporate is highly segmented by sectors, markets, sizes, nature of the companies, among other criteria, and these segments are combined into three large areas:

•       Large Corporate: a highly qualified team offer customized consultancy to serve clients in Brazil and worldwide;

•       Corporate: a specialized service for large companies, organized by market sector and physical structure in various cities in Brazil and abroad; and

•       Corporate One: focused mainly on the middle market it also has a team focused on providing services to large companies. This area has a national presence in Brazil and a regionalized structure, composed of 70 Units located in the main cities and capitals distributed in 15 regional sectors and another 98 Corporate Spaces throughout Brazil.

➢    Institutional

The Institutional Segment is responsible for serving the Resource Managers, Pension Funds and Stock Brokers, offering Prime Brokerage services, which is centered on a team of professionals specialized in providing secure and efficient access to financial products and solutions to meet the needs of institutional customers.

48 Form 20-F – December 2019

Form 20-F

➢    Bradesco Private Bank

Bradesco Private Bank offers exclusivity and works side by side with clients to maintain and manage family wealth across generations.

Designing innovative solutions to meet the ambitions and individual needs of each of our clients, we have a complete structure of Wealth Management involving liquid and illiquid assets, the best tools and investment structures to ensure the longevity of the family’s estate.

Clients have access to a complete platform, open and varied investments, local and international, exclusive funds, always counting on an experienced team of managers, economists and advisors, in addition to all of our business solutions including, among others, Banco de Investimentos BBI, Credit, Insurance, Broker, and Pension Plans.

Bradesco Private Bank currently has 14 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Cuiabá, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring a nation-wide presence, in addition to the support of the units abroad located in Cayman, New York, Luxembourg, London and Miami.

➢    Bradesco Varejo

The Bradesco Varejo service network includes 4,185 branches, 3,997 service centers, 884 electronic service centers and 39,100 Bradesco Expresso banking correspondent units, in addition to thousands of ATMs.

Bradesco Varejo has a prominent role in the use of banking services by Brazilians.  By being present in all municipalities, including some municipalities which are difficult to access, we are frequently the first interaction a client has with a financial institution.  In this way we contribute to the development of individuals and the communities where they live.

➢    Bradesco Prime

Bradesco Prime operates in the segment of high-income individuals and is present in all Brazilian capitals. It has a service network of 254 exclusive branches and 1,007 “Bradesco Prime Spaces”. The clients count on a full relationship model that fits the profile and needs of each client, providing effective financial planning, with customized solutions, evaluated by qualified professionals, to assist our clients with their asset management.

Using Bradesco Prime the clients have the following benefits:

•       Program of benefits: exemption of up to 100% on the value of the Tariff Basket and exemption on annuity of our credit cards, in accordance with the volume of investments and/or concentration of the client’s spending, plus up to 12 days without interest in the Special Overdraft in accordance with the volume of investments;

•       Viva|Prime program: provides Bradesco Prime clients with unique experiences in the form of benefits and discounts in stores, restaurants and partner brands;

•       Recommended investment portfolios: recommended based on the analysis of the investor’s profile (API) that seeks to diversify the best ratio between risk and return;

•       Capillarity: wide network of branches and Bradesco Prime Spaces throughout the country;

•       Relationship manager: qualified professionals who support the client in managing their resources, considering their needs and moment of life;

•       Exclusive Spaces in whole country: network of exclusive branches and “Bradesco Prime Spaces” offering convenience and total privacy so clients can tend to their business affairs; and

•       PIC - Prime International Center: remote service for foreign clients in Brazil.

Bradesco Prime has been, throughout its existence, investing in technology, in the improvement of the relationship with clients and in the training of its professionals and one of its main assets is to provide the best experience to its clients. It established a prominent position in the Brazilian market of banking services for high-income clients and has consolidated its position as one of the largest banks in the segment.

49 Bradesco

4.B. Business Overview
Form 20-F

➢    Non-Account Holders

In 2018, we created an area dedicated to strengthening the relationship with individual and legal entity clients who used at least one of our products. By recognizing the client's profile and portfolio combination, we seek to provide financial products with personalized offers through both physical and digital channels.

The purpose of the area is to coordinate offers and approaches, as well as facilitate the access to financial products, creating new channels and experiences supported by innovation in processes and technology.

In 2019, we focused on the adequacy of proprietary channels of the bank to sell digital products to non-account holders, and we launched the sales portal in November 2019.

4B.30.01-02 Products and banking services

In order to meet the needs of each client, we offer the following range of banking products and services:

4.B.30.01-02.01 Deposit accounts

We offer a variety of deposit accounts to our customers, including:

•        checking accounts, such as:

Conta Fácil (Easy Account) – a checking account and a savings account under the same bank account number using the same card, for individuals and corporate entities;

Click Conta (Click Account)– checking accounts for children and young people from 0 to 17 years of age, with an exclusive website, debit card, automatic pocket money service and free online courses and exclusive partnerships, among other benefits; and

Conta Universitária (Academic Account) – low fee checking account for college students, with subsidized credit conditions, student loans, exclusive website, free online courses and exclusive partnerships, among other benefits.

•       traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial, known as the “TR”, plus 6.2% annual interest in case the SELIC rate is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate if the SELIC rate is lower than 8.5% p.a.; and

•       time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or “CDBs”), and earn interest at a fixed or floating rate.

As of December 31, 2019, we had 30.1 million checking account holders, 28.4 million of which were of individuals and 1.7 million of which were of corporate entities. As of the same date, we had 63.9 million savings accounts.

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

50 Form 20-F – December 2019

Form 20-F

December 31,	R$ in thousands, except %
	2019		2018		2017
Deposits from customers
Demand deposits	37,283,988	10.2%	34,178,563	10.0%	33,058,324	12.6%
Reais	35,982,521	9.8%	32,605,941	9.6%	30,392,388	11.6%
Foreign currency	1,301,467	0.4%	1,572,622	0.5%	2,665,936	1.0%
Savings deposits	114,177,799	31.2%	111,170,912	32.6%	103,332,697	39.4%
Reais	114,177,799	31.2%	111,170,912	32.6%	103,332,697	39.4%
Time deposits	214,765,753	58.6%	195,398,721	57.3%	125,617,424	47.9%
Reais	198,077,456	54.1%	181,698,519	53.3%	115,684,855	44.2%
Foreign currency	16,688,297	4.6%	13,700,202	4.0%	9,932,569	3.8%
Total	366,227,540	100.0%	340,748,196	100.0%	262,008,445	100.0%

4.B.30.01-02.02 Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product on the dates indicated:

December 31,	% of total portfolio	R$ in thousands
	2019	2019	2018	2017
Companies	49.6%	226,976,385	218,944,963	199,940,296
Financing and On-lending	22.8%	104,138,378	105,672,794	101,449,452
Financing and export	10.4%	47,484,556	47,626,728	38,272,982
Housing loans	3.7%	16,822,185	22,415,363	26,539,317
Onlending BNDES/Finame	3.6%	16,643,236	18,947,583	24,263,448
Vehicle loans	2.6%	12,040,355	7,828,417	4,901,102
Import	1.8%	8,398,252	6,850,465	5,318,043
Leases	0.6%	2,749,794	2,004,238	2,154,560
Borrowings	24.3%	111,327,898	102,614,435	87,873,248
Working capital	12.7%	57,887,358	55,739,546	52,409,785
Rural loans	1.2%	5,525,886	5,459,694	5,683,215
Other	10.5%	47,914,654	41,415,195	29,780,248
Operations with limits (1)	2.5%	11,510,109	10,657,734	10,617,596
Credit card	0.9%	4,000,712	3,105,494	2,708,517
Overdraft for corporates/ Overdraft for individuals	1.6%	7,509,397	7,552,240	7,909,079
Individuals	50.4%	230,415,990	192,547,692	173,873,369
Financing and On-lending	17.2%	78,615,264	67,861,394	60,302,622
Housing loans	9.7%	44,175,642	38,179,023	33,338,566
Vehicle loans	6.2%	28,350,727	23,246,610	20,354,966
Onlending BNDES/Finame	1.3%	5,872,331	6,222,532	6,392,218
Other	0.0%	216,564	213,229	216,872
Borrowings	23.0%	105,427,418	83,968,350	74,382,441
Payroll-deductible loans	13.8%	63,144,951	51,284,334	43,968,511
Personal credit	5.3%	24,338,888	16,858,123	14,184,488
Rural loans	1.9%	8,543,433	7,894,249	7,838,314
Other	2.1%	9,400,146	7,931,644	8,391,128
Operations with limits (1)	10.1%	46,373,308	40,717,948	39,188,306
Credit card	9.0%	41,353,388	36,447,880	34,860,468
Overdraft for corporates/ Overdraft for individuals	1.1%	5,019,920	4,270,068	4,327,838
Total portfolio	100.0%	457,392,375	411,492,655	373,813,665
(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

51 Bradesco

4.B. Business Overview
Form 20-F

December 31,	2019	2018	2017
Borrower size
Largest borrower	1.9%	2.2%	2.5%
10 largest borrowers	7.7%	9.1%	8.2%
20 largest borrowers	11.3%	12.9%	12.2%
50 largest borrowers	16.7%	18.6%	17.8%
100 largest borrowers	20.1%	22.9%	22.2%

➢    Financing and On-lending

•         Import and export financing

Our Brazilian foreign-trade related business consists of providing financial services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or "ACCs", and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs".

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as "NCEs" and "CCEs"), and Export Financing Program with rate equalization – "PROEX".

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,176 correspondent banks abroad, 43 of which extended credit/guarantee lines as of December 31, 2019.

•         Housing loans

As of December 31, 2019, we had 219.3 thousand active financing units.

Housing loans are provided for: (i) the acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

Financings for the acquisition of residential real estate have a maximum term of up to 30 years and annual interest rates of 7.3% to 12.0% p.a., plus TR, while commercial real estate financings have a maximum term of up to ten years and annual interest rates of 13.0% to 15.0% p.a. plus TR.

Financings for construction, also known as the Businessman Plan, have a construction term of up to 36 months and interest rate of 12.0% to 16.0% per annum, plus TR, and a six-month grace period for the realization of transfers to borrowers.

Central Bank regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

•         Onlending BNDES /Finame

The BNDES is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, in carrying out their plans for modernization, expansion and implementation of new business, with the potential of generating jobs, income and social inclusion in Brazil. Its portfolio has certain products and programs to provide government-funded long-term loans with different interest rates, focusing on economic development.

52 Form 20-F – December 2019

Form 20-F

We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers' credit. Although we bear the risk for these BNDES and Finame onlending transactions, these transactions are always secured. According to BNDES, in 2019, we disbursed R$5.0 billion, 90.0% of which were loaned to micro, small and medium-sized companies.

•         Vehicle loans

We acting through partnerships, in the consumer financing for the purchase of new and used vehicles for individuals and corporations in the chain, which comprises assembler, dealers and consumers. In addition to offering theses services through our extensive network of branches, Bradesco Financiamentos also offers loans and leasing for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

•         Leases

As of December 31, 2019, we had 6,494 outstanding leasing agreements. According to ABEL, our leasing companies were among the sector leaders, with a 23.0% market share in Brazil, of an available market of R$12.4 billion on the same date.

Most of our leasing are financial, primarily involving the leasing of trucks, cranes, aircraft, ships and heavy machinery. As of December 31, 2019, 36.6% of our outstanding leasing transactions were for vehicles (car, bus, micro-buses, trucks). We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

➢    Borrowings

  Working Capital

Line of credit destined to companies with the aim of covering expenses or investments inherent in the company's working capital, such as: payment of 13th salary, stock renewal, training and other.

•         Personal Loans / Payroll-Deductible Loans

They are loan operations with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees, to public servants and to private the private sector.

The average term of these operations is 52 months and interest rates range from 1.6% to 3.2% p.a., as of December 31, 2019.

•         Rural loans

The provision of loans and financing to the agribusiness sector is carried out with resources:

o    From the demand deposit, where there is a requirement by the Central Bank for the investment of 30% of the Value Subject to Collection (“VSR”), which is called RO – Obligatory Resources, with a portfolio of R$8.9 billion on December 31, 2019, with maximum rates from 3.0% p.a. to 8.0% p.a. as the rule of investment of the MCR (Manual of Rural Credit), whereby the average rate of the portfolio is 6.9% p.a.;

53 Bradesco

4.B. Business Overview
Form 20-F

o    From the Bank’s Treasury for the operations, with a portfolio of R$5.2 billion on December 31, 2019 and the average rate of the portfolio of 8.6% p.a.;

o    BNDES onlending, through lines directed to the sector of Agribusiness, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 10 years and an average rate of 7.6% p.a.

The majority of loans have half-yearly or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually aligned with the property/mortgage and machines, the latter being valid for the financing of goods.

➢    Operations with limits

•         Credit card

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

o	fees on purchases carried out in commercial establishments;
o	issuance fees and annual fees;
o	interest on credit card balances;
o	interest and fees on cash withdrawals through ATMs; and
o	fees on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers a complete line of credit cards and related services, including:

o	cards issued for use restricted to Brazil;
o	credit cards accepted nationwide and internationally;
o	credit cards directed toward high net worth customers, such as Platinum, Infinite/Black and Nanquim from Elo, Visa, American Express and MasterCard brands;
o	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
o	co-branded credit cards, which we offer through partnerships with companies;
o	“affinity” credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations; and
o

private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, prepaid and money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, one of the highlights of which is a partnership with C&A.

As of December 31, 2019, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. That has allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

54 Form 20-F – December 2019

Form 20-F

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

	In millions
	2019	2018	2017
Volume traded - R$	205,845.0	189,155.0	176,893.5
Number of transactions	2,262.9	2,104.8	1,991.0

•         Overdraft for individuals

The overdraft limit is a line of credit available on current accounts with automatic renewal for emergency situations when there is no available balance in the account. For corporate customers, we offer a business check to meet the emergency needs of companies.

The interest rates vary from 2.8% to 14.2% per month, as of December 31, 2019.

•         Overdraft for companies

The overdraft for companies is a revolving credit limit for corporate entities to meet the emergency needs of a customer. The limit of the guaranteed account allows the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be; a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

•         Emergency Employment Maintenance Program

In April 2020 the president of the Republic amended Provisional Measure No. 944/20, instituting the Emergency Employment Maintenance Program, for the implementation of loans for entrepreneurs, corporations and cooperatives, with the exclusion of loan companies, to finance the payment of their payroll to their employees. Provisional Measure No. 944/20 establishes the requirements for the lines of credit to be granted as part of the framework of the Emergency Program, which will cover the entire payroll of the contractor, for a period of two months, limited to the equivalent of up to two times the minimum salary per employee. The provisional measure also establishes the requirements that financial institutions must observe when lending under the program, which has (i) an interest rate of 3.75% per annum on the amount granted; (ii) a period of 36 months for the payment; and (iii) a grace period of six months to start paying, with capitalization of interest during this period.

As a result of the provisional measure, the CMN issued Resolution No. 4,800, which provides for guidelines, limits and conditions for participation in loans to finance as part of the framework of the Emergency Program. The financial institutions that participate in the Emergency Program will fund the payroll, but their payroll must be processed by the financial institution itself, and should observe the annual gross revenues of the entity financed, in addition to conditions relating to amounts, maturity and interest.

➢    Credit policy

Our credit policy is focused on:

o    ensuring the safety, quality, liquidity and diversification of asset allocation;

55 Bradesco

4.B. Business Overview
Form 20-F

o    pursuing flexibility and profitability in business; and

o    minimizing risks inherent to loans and advances.

Our credit policy defines criteria for lending and setting operational limits. Credit decisions are made at the branch level and, if necessary, higher levels of authority including our Board of Directors depending on the rules in our internal policy. In reviewing loan applications, our Diretoria Executiva also approves the models of assessment and credit processes used by our branches and departments for each type of loan.

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank's risk rating system has nine categories ranging from "excellent" to "very poor". In line with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients/economic groups is based on a range of 18 levels, of which 14 represent accrual loans. This ensures greater adherence to the requirements set forth in the Basel Accords. For more information, see "Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of Loans and Advances".

The lending limits set for our branches reflect size and collateral provided for loans. However, branches have no authorization to approve an application for credit from any borrower who:

o    is rated less than “acceptable” under our internal credit risk classification system (score and rating);

o    has an outdated record; and

o    has any relevant credit restrictions.

We have credit limits for each type of loan and we pre-approve credit limits for our individual and corporate entities and presently extend credits to the public sector only under very limited circumstances. In all cases, funds are only granted once the appropriate body has approved the credit line.

We review the credit limits of our large corporate customers every 180 days. Credits extended to other customers, including individuals, small and mid-sized corporations, are reviewed every 90 days.

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

56 Form 20-F – December 2019

Form 20-F

o    restructuring our methodology to calculate possible losses;

o    identifying and implementing changes in our reporting processes to improve our loan portfolio management;

o    restructuring our information control structure; and

o    assessing the organizational structure of our loan assessment practices, including analyzing the demand for technology and addressing new issues.

•         Loans and advances to individual customers

For individual customers, depending on the proposed collateral, the size of the branch and suitable credit parameters, branches may authorize loans of up to R$50,000. If the value and type of collateral are not within the limits established for approval at branch level, an application is submitted to the Credit Department and, if necessary, higher levels of authority. The following table shows individual loan limits for approval by branch managers, depending on the value and type of collateral offered:

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

57 Bradesco

4.B. Business Overview
Form 20-F

•         Loans and advances to corporations

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

In order to serve our customers' needs as soon as possible and securely, the Credit Department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

o

in the "Varejo", "Prime" and "Private – Individuals" segments, we consider the individual's reputation, credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), the bank indebtedness and history of their relationship with us, checking loans and advances for repayment dates and rates as well as the guarantees involved;

o

in the "Varejo – Empresas e Negócios" segment, in addition to the points mentioned above, we focus on the owners of the relevant company, as well as considering the length of time in business and monthly revenues;

o

in the "Corporate One", "Corporate" and "Large Corporate" segments, management capability, the company/group's positioning in the market, its size, the economic development, cash flow capability, and business perspectives, our analysis always includes the applicant, its parent company/subsidiaries, and the type of business; and

58 Form 20-F – December 2019

Form 20-F

o

our analysis also extends to social and environmental risks for projects that require customers to show compliance with social and environmental regulations and the Equator Principles, consisting of socio-environmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation ("IFC"), the World Bank's financial arm.

•         Collection and Loan Recovery

We have a department that focuses on the collection and recovery of loans, seeking to reduce the rates of delinquency and losses, as well as to maintain our relationship with clients. By using our own statistical models, updated periodically, which separate debtors according to levels of risk and likelihood of payment, our collection strategies are more assertive and efficient.

Collection occurs sequentially through our network of branches, call centers, digital channels, and friendly and judicial collection offices. In addition, specialized regional teams tailor their operations and submit significant cases to the collective authority limits in the Commission or Executive Committee for Collection and Credit Recovery, respecting the governance of the established authority level.

4.B.30.01-02.03 Cash Management Solutions

➢

Management of accounts payable and receivable –In order to meet the cash management needs of our customers in both public and private sectors, we offer a broad portfolio of high quality products and services of accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels and mobile, all of which aim to improve speed, stability and security for customer data and transactions. Our solutions include: (i) receipt and payment services; and (ii) resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, custody of checks, credit order, collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

➢

Solutions for receipts and payments – In 2019, we settled 1.2 billion invoices through the services of Cobrança Bradesco and 590.2 million of receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders. The corporate systems processed 1.2 billion documents related to payments to suppliers, salaries and taxes.

➢

Global Cash Management – Global Cash Management aims at structuring solutions to foreign companies that want to operate in the Brazilian market and to Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive customer service team offer customized products and services to identity solutions for companies.

➢

Niche Markets – We operate in various niche markets, such as franchise business, Individual Micro Entrepreneur (MEI), education, health, condominiums, country clubs, transportation, religion, and among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized service. We have approximately 485 agreements in place with franchising companies, generating numerous opportunities to open new current accounts and leveraging business with the respective franchisees.

59 Bradesco

4.B. Business Overview
Form 20-F

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

Micro-entrepreneurs use the MEI Portal in addition to products and services that fit their business, including free services provided by partners to meet their day to day needs. In 2019, the Portal received a global award from the Gartner Eye on Innovation as an Open Banking Project

4.B.30.01-02.04 Public authority solutions

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

Our exclusive website developed for our customers offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. In addition, the website also features exclusive facilities for public employees and the military, showing all of our products and services for our customers.

Our commercial relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine specialized platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and 100 largest municipalities according to the Brazilian GDP, in addition to 34 Platforms that operate in the Retail sector providing services to the City Halls and other Authorities.

In 2019, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.4 million retirees and pensioners.

4.B.30.01-02.05 Management and administration of third-party funds

BRAM manages third-party funds through:

•         mutual funds;

•         managed portfolios;

•         exclusive funds; and

•         receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), FIIs (Real Estate Investment Funds) and ETFs (Exchange Traded Funds).

➢

Management of funds and portfolios – On December 31, 2019, BRAM managed 1,282 funds and 490 portfolios, providing services to 3.1 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate One, Corporate, Large Corporate, Private and Varejo (Retail) (for more information on our segmentation, see “4.B.30.01-01 Segmentation of Clients”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

60 Form 20-F – December 2019

Form 20-F

The following tables show the equity of funds and portfolios, which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment as of December 31	R$ in thousands
	2019	2018
Investment Funds
Fixed income	492,730,111	548,781,839
Variable income	18,592,866	9,498,103
Multimarket	49,102,026	48,565,323
Total	560,425,003	606,845,265
Managed Portfolios
Fixed income	57,832,718	53,121,126
Variable income	9,631,860	7,591,523
Total	67,464,578	60,712,649
Overall Total	627,889,581	667,557,914

As of December 31,	2019		2018
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,282	3,137,303	1,230	3,468,304
Managed Portfolios	490	1,079	300	1,138
Overall Total	1,772	3,138,382	1,530	3,469,442

➢

Administration of third-party funds –On December 31, 2019, BEM and Bradesco administered 3,308 funds, 490 portfolios and 66 investment clubs, providing services to 3.2 million investors.

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period.

Equity under Administration by Type of Investment as of December 31	R$ in thousands
	2019	2018
Investment Funds
Fixed income	724,190,789	745,188,895
Variable income	86,296,909	51,958,073
Third party share funds	98,960,275	59,262,618
Total	909,447,973	856,409,587
Investment Clubs and Managed Portfolios
Fixed income	57,832,718	53,121,193
Variable income	9,631,860	7,591,523
Third party share funds	23,905,685	23,415,776
Total	91,370,263	84,128,491
Overall Total	1,000,818,236	940,538,078

61 Bradesco

4.B. Business Overview
Form 20-F

As of December 31,	2019		2018
	Number	Quotaholders	Number	Quotaholders
Investment Funds	3,308	3,182,488	3,043	3,510,515
Managed Portfolios	490	-	300	-
Investment Clubs	66	589	90	841
Overall Total	3,864	3,183,077	3,433	3,511,356

4.B.30.01-02.06 Services related to capital markets and investment banking activities

As our investment bank, "Bradesco BBI" is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income transactions of securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2019, Bradesco BBI received awards in the following categories: "Best Investment Bank in Brazil" by Global Finance, "Most Innovative Investment Bank from Latin America" by The Banker and "LatAm M&A Firm of the Year and Brazil M&A Firm of the Year" by Global M&A Network.

In 2019, Bradesco BBI advised customers in a total of 223 operations across a range of investment banking products, totaling approximately R$236.6 billion.

➢

Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2019, Bradesco BBI advised on 25 disclosed transactions that amounted to R$23 billion.

Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2019, Bradesco BBI coordinated 23 stock market operations with bids totalling over R$44.9 billion.

➢

Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in local and international capital markets and international debt. In 2019, Bradesco BBI coordinated a total of 175 transaction – totaling US$16.5 billion in the international capital markets and R$50.3 billion in the local capital market. We can also highlight in fixed income:

•

Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2019, Bradesco BBI successfully participated in the launch of 50 projects, totalling R$13.4 billion in investments.

•

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

4.B.30.01-02.07 Complete Investment Platform

We operate a complete investment platform with a value proposition supported by three pillars: broad portfolio of products, investment portfolios and specialized consultancy, whose role is to generate value to the

62 Form 20-F – December 2019

Form 20-F

client through a complete offer of products and investment solutions, as well as meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels.

The investment management platform, in addition to using the services of the branch network managers, has a specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. The clients also benefit from suggested portfolios, that combine a diversity of financial products and are established monthly, based on national and international market perspectives. For more information on pension products, see “Item 4.B. Business Overview – 4.B.30.02 Insurance, pension plans and capitalization bonds”.

4.B.30.01-02.08 Intermediation and trading services

➢    Ágora Investimentos

Bradesco’s Investment House Ágora CTVM S/A or “Ágora Investimentos” offers a broad portfolio of products, with investments selected for each investor’s profile and stage of life. With a specialized board of trustees who assist with the selection of the best products and investments from a list of more than 200 products, including variable income, futures markets, Direct Treasury (Tesouro Direto), COE, funds, public and private securities of fixed income, private pension and recommended portfolios.  They also offer specialized advice and recommend customized portfolios, exclusive content on the market and modern digital, secure platforms.

Ágora Investimentos has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market offering exclusive daily content and recommendations to customers.

In 2019, Ágora Investimentos took over the retail operations for individual and non-institutional legal entity clients, with R$43.5 billion in assets under custody and was classified as the third in the ranking of custody of individuals of B3.

Through modern trading platforms, either directly through the Website or the Ágora App, via Bradesco Internet Banking or Bradesco Mobile, the investor has a complete list of products available, in which the client can negotiate, obtain information and check their position anywhere. If they still need advice, they can count on a team of specialists who will find the most appropriate investment according to the profile and purpose of each client.

Ágora Investimentos was awarded by B3, within the Operational Qualifying Program (“PQO”), three excellence seals (Carrying Broker, Execution Broker and Retail Broker), indicating the high quality of the operational services rendered the market and customers investors.  Ágora Investimentos also has the seal Certifies propitiating safety and transparency in the investments registered in B3.

➢    Bradesco Corretora

With the centralization of retail operations in Ágora Investimentos, Bradesco S.A. CTVM, or “Bradesco Corretora” now provides services exclusively to the institutional segment, offering a full service of investment analysis which covers the main industries and companies in the Brazilian market, with a team composed of 36 sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples.  Bradesco Corretora also has a team of its own economists dedicated to the customers’ specific demands, focused on the capital market.  Over 400 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Bradesco S.A. CTVM, or “Bradesco Corretora”, operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, Swaps and forward contracts, in the primary and secondary market, negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporates and institutional investors.

63 Bradesco

4.B. Business Overview
Form 20-F

In 2019, Bradesco Corretora traded R$490.4 billion in the B3 equities market and ranked sixth in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 56.7 million futures, forwards, swaps and options totaling R$6.7 trillion on the B3.  In 2019, Bradesco Corretora ranked sixteenth in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora offered its clients the ability to trade securities on the Internet through its “Home Broker” service.  In 2019, “Home Broker” trading totaled R$19 billion.

Bradesco Corretora was awarded by B3, within the Operational Qualifying Program (“PQO”), five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), indicating the high quality of its future market transactions.  Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently “B3”).

4.B.30.01-02.09 Capital market solutions

In 2019, we were one of the main providers of capital markets services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs – Brazilian Depositary Receipts, quotas of investment funds, CRIs and debentures); custody of shares backed by DR – Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account – Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary administration for investment funds.

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

As of December 31, 2019, the set of the services provided by us, which we call “Bradesco Custódia” was composed of:

➢ Custody and controllership services for investment funds and managed portfolios involving:

•         R$1.9 trillion in assets under custody;

•         R$2.6 trillion in assets under controllership; and

•         R$202.0 billion in market value, related to 28 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

➢      Fiduciary administration for funds, investment clubs and manages portfolios involving:

•         R$1.0 trillion total shareholders’ equity of investment funds under fiduciary administration by Banco Bradesco and BEM – DTVM in investment funds, portfolios and investment clubs.

➢ Securities bookkeeping:

•         238 member companies of the Bradesco Book-entry Stock System, with 6.3 million shareholders;

•         448 companies with 696 issues in the Bradesco’s Book-Entry debentures system, with a market value of R$618.7 billion;

•         963 investment funds in the Bradesco Book-Entry Quotas System (value of R$89.4 billion); and

•         33 BDR (Brazilian Depositary Receipts) programs managed, with a market value of R$973.6 million.

64 Form 20-F – December 2019

Form 20-F

➢ Depositary (Escrow Account – Trustee):

•         23,654 contracts, with a financial volume of R$14.1 billion.

4B.30.01-02.10 International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking.

As of December 31, 2019, we had 3 foreign Branches, 9 Subsidiaries and 2 Representative offices.

Branches
New York	Banco Bradesco
Grand Cayman	Banco Bradesco
London	Banco Bradesco Europa
Subsidiaries
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representative Office
Miami	Banco Bradesco
Hong Kong	Banco Bradesco

Our International and Exchange Area in Brazil coordinates our international transactions with support from 12 operational units specialized in foreign exchange and 18 points of service which are part of the Bradesco Corporate Segment (Segmento Bradesco Corporate). This structure is located at major exporting and importing areas nationwide.

➢ Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$46.8 billion, as of December 31, 2019, denominated in currencies other than the real.

 Funding required for financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to R$19.1 billion (US$4.7 billion) during 2019.

The following is a brief description of our subsidiaries abroad:

•	Bradesco Europa – Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking segment.

65 Bradesco

4.B. Business Overview
Form 20-F

•	Bradesco Argentina – It was set up with the purpose of granting assistance, largely to multinational companies acting in bilateral trades.
•	Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade.
•	Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:
o

Bradesco Securities U.S. focuses on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It also offers financial operations including bonds, commercial paper and deposit certificates, among other assets, and may provide investment advisory services;

o

Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for Banco Bradesco S.A. in Euro Certificate of Deposit (“Euro CD”) and Medium-Term Note (“MTN”) programs; and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and

o	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.
•	Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.
•

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

•	Bradescard Mexico – The business unit of credit card issuance, one of the highlights of which was a partnership with C&A.

➢ Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2019		2018		2017
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	144,446,167	96.5%	141,319,794	96.9%	146,014,854	98.0%
Overseas operations	5,309,214	3.5%	4,564,935	3.1%	2,966,302	2.0%
Total	149,755,381	100.0%	145,884,729	100.0%	148,981,156	100.0%

➢ Banking operations in the United States

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

➢ Import and export financing

See information in “Financing and Onlending Operations - Financing for import and export”, item “4.B.30.01-02.02 Loans and advances to customers”.

66 Form 20-F – December 2019

Form 20-F

➢ Foreign exchange products

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

•         prepaid cards with foreign currency (individual and corporate entities);

•         purchasing and selling of foreign currency paper Money;

•         cashing checks denominated in foreign currency; and

•         clearance certificate (international financial capacity certificate).

4.B.30.01-02.11 Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a “consortium”. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles, motorcycles and trucks have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2019, registered total sales of 1,616,675 outstanding quotas; net income of R$1.4 billion; and fees from consortiums of R$1.9 billion. The company also administers a total volume of transactions of over R$81.1 billion.

4.B.30.02 Insurance, pension plans and capitalization bonds activities

We offer insurance products, pension plans and capitalization bonds through several corporate entities, which we refer to collectively as “Grupo Bradesco Seguros”, is a leader in the Brazilian insurance market.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated:

67 Bradesco

4.B. Business Overview
Form 20-F

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2019	2018	2017
Financial income from insurance, pension plans and capitalization bonds	14,941,642	13,567,258	12,181,182
Fee and commission income	2,028,371	2,169,807	2,063,187
Personnel expenses	(2,030,224)	(1,643,734)	(1,591,949)
Other administrative expenses	(1,495,894)	(1,609,750)	(1,702,816)
Tax expenses	(1,110,470)	(960,453)	(973,477)
Share of profit (loss) of unconsolidated and jointly controlled companies	276,165	206,272	205,278
Other operating income / expenses	(734,635)	(998,070)	(513,611)
Operating profit	11,874,955	10,731,330	9,667,794
Non-operating income	26,800	32,145	251,368
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(4,490,945)	(4,374,553)	(4,384,760)
Net Income	7,410,810	6,388,922	5,534,402
Total assets	325,767,085	304,004,114	289,461,412
Technical provisions for insurance, pension plans and capitalization bonds	274,764,876	258,755,207	246,652,565

4B.30.02-01 Insurance products and services, pension plans and capitalization bonds

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

4B.30.02-01.01 Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2019, there were 33.1 million life insurance policyholders.

4B.30.02-01.02 Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large corporates wishing to provide benefits for their employees.

On December 31, 2019, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A. (Mediservice) had more than 3.6 million beneficiaries covered by company plans and individual/family plans. Approximately 146 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 43 of the top 100 largest companies in the country.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2019, it included 10,971 laboratories, 17,169 specialized clinics, 15,175 physicians and 2,063 hospitals located throughout the country.

4B.30.02-01.03 Automobiles and property/casualty insurance

We provide automobile and property/casualty insurance through our subsidiary Bradesco Auto/RE.

Automobile insurance may cover losses arising from damage caused to the insured vehicle in cases of collision, larceny, theft and fire, in addition to injury to passengers and third parties.  For automobile insurance directed at individuals and companies, we highlight the “Seguro Auto Light”, which is a 100% digital product, and “Bradesco Seguro Auto Correntista”, which is a product that offers discounts, benefits and exclusive coverage to account holders of Banco Bradesco.

68 Form 20-F – December 2019

Form 20-F

Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance. Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable and highly profitable product. For corporate entities, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers’ and business needs, according to their industry sector, and “Bradesco Seguro Condomínio” customized according to the reality of each undertaking.

As of December 31, 2019, Bradesco Auto/RE had 1.5 million insured automobiles and 1.4 million property/casualty policies and notes, making it one of Brazil’s main insurers.

4B.30.02-01.04 Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FenaPrevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio.

As of December 31, 2019, Bradesco Vida e Previdência accounted for 22.8% of the pension plan and VGBL market in terms of contributions, according to SUSEP. On December 31, 2019, Bradesco Vida e Previdência accounted for 25.1% of all supplementary pension plan assets under management: 23.7% of VGBL, 23.0% of PGBL and 49.7% of traditional pension plans, according to FenaPrevi.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. “Open” private pension entities are those available to all individuals and corporate entities wishing to join a benefit plan by making regular contributions. “Closed” supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage pension and VGBL plans covering 2.9 million participants, 60.8% of whom have individual plans, and the remainder of whom are covered by company plans. The company plans account for 15.6% of technical reserves.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant’s taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on the income accrued, pursuant to current legislation.

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In December 2019, Bradesco Vida e Previdência managed R$176.7 billion in VGBL and R$38.4 billion in PGBL plans. Bradesco Vida e Previdência also managed R$27.8 billion in traditional pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to the specific needs for this type of customer.

Bradesco Vida e Previdência earns revenues primarily from:

•       Traditional, PGBL and VGBL plan contributions, life insurance and personal accidents premiums;

•       revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and

•       interest income.

69 Bradesco

4.B. Business Overview
Form 20-F

4.B.30.02-01.05 Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$20 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$1.4 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus interest over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2019, we had around 7.5 million “traditional” capitalization bonds and around 14.7 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value. At the end of 2019, Bradesco Capitalização had approximately 22.2 million capitalization bonds and 2.7 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is “brAA-/Stable/--”, assigned by S&P Global rating agency.

4.B.40 Distribution channels

4.B.40.01 Banking

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels (1) - Units	2019	2018	2017
Service Stations	80,222	76,122	73,411
- Branches	4,478	4,617	4,749
- PAs - Service Points	3,997	3,816	3,899
- PAEs - ATMs located on a company´s premises	874	907	928
- Banco24Horas Network (2)	14,763	12,697	11,050
- Bradesco Expresso (Banking Correspondents)	39,100	39,100	38,708
- Bradesco Financiamentos	16,938	14,912	14,002
- Losango Customer Service Points	58	60	63
- Branches, Subsidiaries and Representation Office, Abroad	14	13	12
ATMs	57,720	58,099	56,849
- Bradesco Network	33,900	34,997	35,590
- Banco24horas Network	23,820	23,102	21,259
(1) We offer products and services also through digital channels such as: (i) contact center; (ii) mobile app; and (iii) internet banking;
(2) Including overlapping ATMs within Bradesco´s own network and Banco24Horas network; and

4B.40.02 Insurance, pension plans and capitalization bonds activities

We sell our insurance, pension plan and capitalization products through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

70 Form 20-F – December 2019

Form 20-F

	% of total sales, per product
	2019	2018	2017
Insurance products
Sales through the branches	38.1%	38.0%	38.5%
Sales outside the branches	61.9%	62.0%	61.5%
Pension plans products
Sales through the branches	86.0%	87.1%	88.1%
Sales outside the branches	14.0%	12.9%	11.9%
Capitalization bonds
Sales through the branches	86.4%	85.7%	86.1%
Sales outside the branches	13.6%	14.3%	13.9%

4.B.40.03 Partnerships with retail companies – Bradesco Expresso

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

•       withdrawals from checking account and savings account;

•       Social Security National Service (INSS) benefit payments;

•       checking account, savings account and INSS balance statement;

•       receipt of utility bills, bank charges and taxes; and

•       prepaid mobile recharge.

As of December 31, 2019, the Bradesco Expresso network totaled 39,100 service stations, of which 8,415 are new service stations implemented during 2019, with an average of 42.1 million monthly transactions or 2.0 million transactions per business day.

4.B.40.04 Digital Channels

The Digital Channels offer mobility and autonomy to customers so that they may use the Bank from wherever they are and expand their businesses with us.

In addition to traditional and consolidated service channels, such as Automatic Teller Machines (“ATMs”), telephone service, and Internet Banking, clients have access to an extensive portfolio of products and services through the Bradesco App, available from the simplest to the most sophisticated devices.

Below is a brief description of our digital channels:

➢

Bradesco Celular – Our presence on mobile phones has been growing exponentially. Through apps for individuals and corporate entities, we make payment transactions, transfers, balance inquiries, loans, and many other conveniences available. Clients that access their accounts through their mobile phone are not charged by their data package due to an agreement made with Brazil’s major mobile network operators.

Among the products and services available through Bradesco Celular, we highlight:

71 Bradesco

4.B. Business Overview
Form 20-F

•

Opening Accounts: available in the Bradesco Applications (Classic), it allows new clients to open an account through their mobile phone, without going to the branch, including the sending of documents by mobile phone. In 2019, 341.0 thousand individual accounts were opened, an increase of 339% in comparison to the 78 thousand individual accounts and 21.1 thousand legal entity accounts in 2018;

•	Housing Loan Simulator: the client can request a quote for a real estate financing through the application and approved it within one hour;
•	Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): allows corporate entities to manage their corporate banking at any time and from anywhere;
•	Consortium: simulation and purchase of real estate, automotive and heavy vehicle consortium;
•	Purchase of Foreign Currency: purchases up to 10 thousand dollars or the equivalent in Euro can be done directly via the App; and
•	Insurance: contracting of life, home, dental and travel insurance.

➢ BIA – Bradesco Artificial Intelligence (Bradesco Inteligência Artificial) interacts with the user, answers questions about products and services and assists with transactions. In 2019, BIA recorded 268.6 million interactions, of which 93.9 million were via WhatsApp, where we offer transactional services, such as balance check, balance transfer and payment operations through our own channels and partner channels, such as Facebook Messenger, Google Assistant, Amazon Alexa and Apple Business Chat. BIA already answers questions on more than 89 of our products and services. It is available for employees and clients, and provides faster, practical and autonomous services. We were a pioneer in Brazil in the use of IBM's cognitive computing platform, Watson.

➢ Internet – Showing pioneering and innovative spirit, we were the first financial institution in Brazil to have an electronic address on the internet and provide financial services to our clients through this channel in 1996.

We can divide this communication platform into two main areas of access and dissemination of content:

•

Bradesco Institutional Website: the website has simplified content and language adapted for digital media and provides clients and the public at large access to a wide range of information and clarification on various financial products and services. Currently, we have 39 institutional websites in this format, 28 are for Individuals and 11 for Companies. We also have the MEI Portal, which is an intuitive portal dedicated to Individual Micro-entrepreneurs, with banking and non-banking solutions; and

•

Bradesco Internet Banking for Financial Services: we have 16 transaction websites, 10 for individuals and 6 for companies, access is available with credentials and personal security devices for current accountholders and CPF (Individual Taxpayer’s Registry) and password for non-accountholders.

We currently use our own domain, "banco.bradesco", and we are one of the few Brazilian companies to have a top-level domain or generic top-level domain ("gTLDs"), an initiative of the Internet Corporation for Assigned and Numbers, a body responsible for internet protocols which regulates addresses on the worldwide internet. Using these proprietary addresses, access to our content is more practical and intuitive.

➢ Self-service – Our self-service channel provides convenience to clients, giving access to transactions outside the branch’s internal environment and enabling the marketing of our products with the challenge of consolidation as a business channel.

Our Self-service Network has 33,900 machines, of which 4,439 are machines with immediate deposit and the recycling of bank notes and a further 159 allow for withdrawals in U.S. dollar and Euro. In addition, our clients have access to 23,820 ATMs under the Banco24Horas network to make withdrawals, check balances, obtain statements, contract loans, pay bills, make transfers between Bradesco accounts and use DOC/TED (types of bank transfers), Prepaid Card, and "proof of life" for INSS (physical proof of pensioner status or survivor status to maintain the right to social benefits

Our ATMs have highly advanced security technology: biometric reading that identifies customers and authenticates ATM transactions works through a sensor/invisible light beam that captures the image of the vascular pattern of the palm of the hand. The biometric reading enables our customers to, for example, carry out transactions without a card, by simply using the palm of their hand and their six-digit password, providing convenience and speed without compromising security.

72 Form 20-F – December 2019

Form 20-F

➢ Telephone services – Fone Fácil (Contact Center) – Fone Fácil Bradesco allows clients to bank by telephone, which can be accessed by choosing electronic service or personalized service.

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

➢ Social Networks – Since 2004, our pioneering and innovative use of social networks has become a market benchmark focusing on relationships, content co-creation and monitoring of our brand. We are a reference bank in content for the entire community and we have our own team of social media specialists working shifts to cater for demand from customers and non-customers on a 24/7 basis.

In 2019, 96.3% of our banking transactions were performed through digital channels. The tables below show the number of transactions carried out through digital channels, the credit authorized through these channels and the quantity of current account holders:

Year ended December 31,	In millions of transactions		% Change
	2019	2018
Mobile Individuals + Companies	11,802	10,259	15.0%
Internet Individuals + Companies - with WebTA (1)	5,546	5,670	(2.2)%
ATMs	1,914	1,939	(1.3)%
Telephone Banking (Fone Fácil)	134	156	(14.1)%
Total	19,396	18,024	7.6%
(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

In 2019, the volume of loans authorized though digital channels represented 23.6% of the total originated loan (considering the same products as are available via digital channels), an increase of 47% for individuals and 40% for companies. It is worth highlighting the important developments of loans authorized through mobile channels, which represents 61% of the total authorized for individuals and 12% for companies as part of our Digital Channels.

Year ended December 31,	2019	2018	2017
Loans authorized in the Digital Channels - In R$ billion
Individuals	25.5	17.4	11.8
Companies	30.1	21.5	17.0
Total	55.6	38.9	28.8
Digital Account Holders - In million
Individuals	15.8	14.1	12.6
Companies	1.3	1.2	1.1
Total	17.1	15.3	13.7

73 Bradesco

4.B. Business Overview
Form 20-F

4.B.40.05 Next

On October 30, 2017, we officially launched Next to complement the ecosystem of solutions of the Bradesco Organization.  It was developed as a 100% digital platform and is accessed by the client through an app for iOS and Android.  Our goal is for Next to cater to a new range of clients, the “hyper-connected generation”, thus complementing our existing ecosystem of solutions.

Next interacts with users on a predictive basis depending on his or her behavior and using interactive and innovative tools, to offer the best user experience and relationship with the client, with the aim of providing intelligent solutions to achieve goals and day-to-day practicalities. Next uses the most modern Technology solutions, User Experience, Analytics and Artificial Intelligence.

By the end of 2019, we surpassed 1.8 million accounts, with Next reaching clients in 100% of the municipalities in Brazil. Over the course of 2019, clients executed more than 376 million transactions, a volume 317% higher than the previous quarter, which shows that, in addition to opening accounts in a consistent way, clients are becoming more and more engaged with Next.

4.B.50 Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality happens at the end of the year, when the Christmas bonuses and profit sharing distributions are usually paid.

4.B.60 Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

The following table presents the market share of our main products and services in the periods indicated:

74 Form 20-F – December 2019

Form 20-F

Market Share - Em %	2019	2018	2017
Source: Bacen
Bank
Demand Deposits	12.2	12.7	11.3
Savings Deposits	13.3	13.8	14.1
Time Deposits	14.0	13.9	10.8
Loans	12.2	11.5	11.0
Loans - Private Institutions	23.1	23.6	23.9
Loans - Vehicles Individuals (CDC + Leasing)	14.2	13.8	13.8
Payroll-Deductible Loans	16.4	15.3	14.1
Social Security Institute (INSS)	21.2	19.7	20.6
Private Sector	16.5	15.6	13.9
Public Sector	13.4	12.3	10.0
Real Estate Financing	8.1	8.1	8.1
Consortia
Real Estate	26.7	28.7	29.5
Auto	33.3	32.5	31.8
Trucks, Tractors and Agricultural Implements	20.1	18.3	16.5
Internacional Area
Export Market	24.0	24.1	22.4
Import Market	23.9	24.4	21.4
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.0	24.9	25.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.6	24.2	25.1
Life/Personal Accident Insurance Premiums	19.8	19.0	19.9
Auto/P&C Insurance Premiums	7.8	7.9	8.7
Auto/Optional Third-Party Liability Insurance Premiums	11.4	11.1	11.7
Health Insurance Premiums	51.0	52.1	47.8
Income f rom Pension Plan Contributions (excluding VGBL)	27.4	31.5	35.2
Capitalization Bond Income	26.8	29.5	29.1
Technical provisions for insurance, pension plans and capitalization bonds	24.2	25.6	26.8
Income f rom VGBL Premiums	22.3	24.3	26.9
Income f rom Unrestricted Benef its Pension Plans (PGBL) Contributions	25.8	26.0	32.4
Pension Plan Investment Portfolios (including VGBL)	25.1	26.7	28.3
Source: Anbima
Investment Funds and Managed Portfolios	18.6	20.5	21.5
Source: Social Security National Institute (INSS)/Dataprev
Benef it Payment to Retirees and Pensioners	32.1	31.6	31.1
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	21.7	19.3	18.7

As of December 31, 2019, state-owned financial institutions held 39.9% of the National Financial System’s (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 43.8% share and foreign-controlled financial institutions, with a 16.3% share.

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

By means of the Circular No. 3,590/12, the operations for transfer of corporate control, acquisitions, mergers, transfer of business and other acts of concentration should be analyzed by the Central Bank with respect to their effects on competition and to the stability of the financial system.

Through Resolution No. 4,122/12, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies of financial institutions and other entities authorized by the Central Bank of Brazil.

In April 2018, the CMN regulated the credit fintechs through Resolution No. 4,656/18, which provides that on the establishment and operation of the Direct Loan Companies (“SCD”) and Interpersonal Loan Companies (“SEP”), regulating loan operations and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loan operations and financing using their own resources, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors, and providing other services established in the Resolution.

75 Bradesco

4.B. Business Overview
Form 20-F

In 2019, the CMN created new rules for the Credit Society for Microentrepreneurs and Small Business (“SCMEPP”), through Resolution No. 4,721/19 which provides for the constitution, authorization for operation, corporate restructuring and cancellation of authorization for operation. The SCMEPP has the role of granting funding to individuals, micro companies and small businesses based on the viability of their projects. The SCMEPP cannot raise money from the public, nor can it issue bonds and securities to place bids and public offerings.

In these circumstances, the fintechs that are already expanding in the Brazilian market may act in a regulated manner and independently from a financial institution already constituted, as an SCD or SEP.  The process of obtaining authorization for operation of the SCD, SEP and SCMEPP has fewer requirements than those of a multiple bank; in contrast, these entities have a more limited scope of action.  Despite this, these new rules and types of financial institutions will stimulate competition between financial institutions and thus, in particular in the credit market, will adversely affect the Bank.

In 2020, the CMN, through Resolution No. 4,792/20, amended Resolution No. 4,656/18 which relates to SCD and SEP, and the new provisions shall enter into force on May 4, 2020. In relation to the SCD, the possibility of issuing the payment instrument post-payment and financing their activities with resources from the BNDES is included and was expanded to types of investment funds that can finance the operations of the SCD and SEP.

Open banking is also seen as one of the ways of fostering innovation. The movement, which started in the United Kingdom, is being developed in Brazil, with participation from the Central Bank in partnership with the Febraban and its associates. The premise of open banking is that is the customer’s right to decide which institutions can use their data, in other words, it may authorize other companies to access their balance and bank statements, or vice the customer may authorize other companies to share information with us.

Since 2017, we have followed the regulatory movements and new business in relation to open banking. Working groups have already been created in conjunction with the technical, control and business areas with the goal of establishing new business models and to be in compliance with the regulation of the Central Bank, which should enter into force in the second half of 2020.

4.B.60.01 Deposits

The deposit market is highly concentrated, with our main competitors being are Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 77.8% of deposits in the Brazilian market, according to the Central Bank.

4.B.60.02 Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

4.B.60.03 Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are card distribution network, the services and benefits offered.

76 Form 20-F – December 2019

Form 20-F

4.B.60.04 Consortia

In December 2019, according to Central Bank, the consortia market included 146 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Caixa Econômica Federal in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Randon and Conseg in the trucks segment.

One of our competitive advantages is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network in the entire whole of Brazil.

4.B.60.05 Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

4.B.60.06 Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Daycoval Leasing. Our belief is that we currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

4.B.60.07 Fund management

On December 31, 2019, the fund management industry in Brazil managed funds worth R$5.4 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$560.4 billion or 10.3% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.1 million. Our main competitors are BB DTVM and Itaú Unibanco.

4.B.60.08 Insurance

According to SUSEP, in 2019, we were the leader of the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years, as foreign companies have begun to form associations with national insurers. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the level of claims handling automation, and development of long-term relationships with customers.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander, which account for a combined total of approximately 51.4% of all premiums generated in the market, as reported by SUSEP, in 2019.

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

77 Bradesco

4.B. Business Overview
Form 20-F

4.B.60.09 Pension plans sector

The Brazilian government’s monetary stabilization policies stimulated the pension plan sector and attracted new international players.

Bradesco Vida e Previdência’s main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Caixa Seguros and Zurich/Santander.

4.B.60.10 Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Santander, Caixa Seguros and Icatu, which together represent approximately 57.6% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2019.

4.B.70 Regulation and Supervision

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

4.B.70.01 Principal regulatory agencies

4.B.70.01-01 CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•         regulating loans and advances granted by Brazilian financial institutions;

•         regulating Brazilian currency issue;

•         supervising Brazil’s reserves of gold and foreign exchange;

•         determining saving, foreign exchange and investment policies in Brazil; and

•         regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to adopt a Risk-Based Supervision System (“SBR”), as a general guideline for the CVM’s activities, through Resolution No. 3,427/06.  This model is also regulated by CVM Resolution No. 757/16, which established the objectives of the SRB to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity and the probability of the risks occurring; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events.  Among other effects, this system allows for a fast-track reviewing process for the issuance of securities.

4.B.70.01-02 Central Bank

The Central Bank was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

78 Form 20-F – December 2019

Form 20-F

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

4.B.70.01-03 CVM

The CVM is a local entity, linked to the Ministry of Finance, with its own legal personality and its own equity, independent administrative authority, absence of hierarchical subordination, fixed mandate, stability of its managers, and financial and budgetary autonomy. It was created on December 7, 1976 by Law No. 6,385/76 with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

The CVM has power:

•	to regulate, with due observance of the policy defined by the CMN, the matters expressly provided for in Law No. 6,385/76 and Law No. 6,404/76;
•	to encourage the savings and their application in securities;
•	to supervise the activities and services of the securities market, as well as the publication of information relating to the market, to people participating in it, and the securities traded in it;
•	to propose to the CMN the possible fixing of maximum limits on prices, commissions, fees and any other benefits charged by intermediaries in the market;
•

to protect the holders of securities and investors from the market against irregular issuing of securities; illegal acts of administrators and shareholders of publicly traded companies, or administrators of the securities portfolio;

•	to prevent or discourage fraud or manipulation intended to create artificial conditions of demand, offer or price of securities traded on the market; and
•	to ensure the efficient operation and regulation of stock and OTC markets and the observance of fair trade practices in the securities market.

Thus, the main objectives of the CVM are:

•	to ensure the integrity of the capital markets;
•	to boost the efficiency of the capital markets; and
•	to promote the development of the capital markets.

79 Bradesco

4.B. Business Overview
Form 20-F

The main focus of the CVM in overseeing and regulating the Brazilian capital markets is:

•         to promote a culture of investment in the Brazilian capital markets;

•         to increase the participation in the capital markets as a competitive source of financing;

•         to reduce the costs of observance of market participants;

•         to increase the liquidity of markets;

•         to improve the efficiency of supervision of the market; and

•         to increase the efficiency of the sanctioning action.

4.B.70.02 Banking regulations

4.B.70.02-01 Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•

may not operate without the prior approval of the Central Bank. In the case of foreign banks, approval of the Central Bank, pursuant to Decree No. 10,029/19, may be granted where it is considered to be in the national interest to do so. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognises the shareholding in the capital of financial institutions headquartered in Brazil, by natural persons or corporate entities resident or domiciled abroad, as in the interests of the Brazilian Government provided that the requirements and procedures provided for in the regulations of the Central Bank are met;

•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of their PR to a single person or group;
•	may not own real estate, except for its own use; and
•

according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting loan operations with related parties. Exempted from the prohibition are loan operations with related parties that comply with all of the following conditions:

o

the loan operations with related parties, except for the cases provided for in the legislation or in specific regulations, may only be carried out under conditions compatible with the market, including the limits, interest rates, grace period, terms, guarantees required and criteria for risk classification for purposes of constitution of a provision for probable losses and write-off as loss, without additional benefits or differentiated as compared to operations accepted to other clients with the same profile as the respective institutions. The parameters adopted by the institution in loan operations of the same type for policyholders with the same profile and credit risk are considered compatible with the conditions of the market; and

o

the sum of the balances of loan operations contracted, directly or indirectly, between the related parties must not be greater than 10% of the value related to the shareholders’ equity adjusted by the accumulated revenues and expenses deducting the value of stake in institutions authorized to operate by the Central Bank and in financial institutions abroad, observing the following individual caps: (i) 1% for hiring an individual; and (ii) 5% for hiring a legal entity, safeguarding the exceptions established in the Resolution.

•         The following loan operations are also exempt from the prohibition provisioned in Law No. 4,595/64, respecting the limits and conditions established in the regulations:

o	the operations with companies controlled by the Government, in the case of federal public financial institutions;
o	the loan operations that have as counterpart a financial institution of the same prudential conglomerate, as long as certain conditions established in the legislation and the law are respected;
o	the interbank deposits regulated in the form of section XXXII of the caput of article 4 of Law No. 4,595/64;

80 Form 20-F – December 2019

Form 20-F

o

the obligations assumed between related parties as a result of the responsibility imposed on clearance members and other participants of chambers or providers of clearance and settlement systems authorized by the Central Bank or by the CVM and their counterparts in operations conducted in the scope of these chambers or service providers; and

o	the remaining cases authorized by the National Monetary Council.

•         For the purposes of CMN Resolution No. 4,693/18, the following are considered as related parties:

o	its controllers (individuals or corporate entities), pursuant to Article 116 of Law No. 6,404/76;
o	its officers and members of statutory or contractual bodies;
o	spouses, partners and blood relatives up to the second degree of individuals specified in items I and II;
o	individuals with qualified equity interest; and
o	corporate entities:

a) with qualified equity interest;

b) in which capital, directly or indirectly, is qualified equity interest;

c) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and

d) that have an officer or member of the Board of Directors in common.

•

CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or corporate entities in the capital of financial institutions and of leasing companies or of these institutions in the capital of corporate entities, equivalent to fifteen percent (15%) or more of the respective shares or quotas representing the capital stock.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to consolidation of their financial statements.

4.B.70.02-02 Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, which regulates the administrative sanctioning process in the sphere of activity of the Central Bank and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium, in combination with the Central Bank’s Circular No. 3,857/17. We can highlight, among other things: (i) the caps of the fines provisioned by the Central Bank and CVM has maximum levels established, respectively, at R$2 billion (or 0.5% of revenues from services and financial products calculated in the year preceding the violation, whichever is higher) and R$50 million; (ii) forecast for the imposition of coercive or precautionary measures, with the possibility of applying a punitive fine capped at R$100 thousand per day (or 1/1000 of the revenue from financial services and products of the receiving institution, whichever is higher), limited to a maximum period of 60 days; (iii) the legal provision was re-established for purposes of typification of the violation involving prohibited operations, added to two pieces of news henceforth: (a) list, in an unprecedented manner, exceptions, or caveats regarding their characterization; and (b) restrict the range of crimes White Collar Law, to prohibit operations where the parties are under common control; (iv) prediction of the possibility for the proposition and conclusion of the Term of Commitment for those administrative violations related to the prevention of money laundering in the context of the Central Bank; (v) the non-necessity of confession of guilt for the conclusion of the Term of Commitment was re-established, both in the context of the Central Bank and CVM; (vi) adaptation was made to the original forecast of expiry of leniency to the possibility of concluding the “Agreement In the Process of Administrative Supervision”, without, however, making provision for any exemption from prosecution; (vii) have changed the caps on fines to be applied to any infractions on FX operations; and (viii) the types of criminal conduct involving the practice of insider trading and market manipulation were also changed.

81 Bradesco

4.B. Business Overview
Form 20-F

4.B.70.02-03 Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. For further information on Basel III, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

In accordance with Basel III recommendations, Resolution No. 4,615/17, supplemented by Circular No. 3,748/15, provides for the minimum requirement for the Leverage Ratio ("LR") as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated through the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

In order to establish minimum quantitative requirements for the liquidity of financial institutions and limit excessive liquidity risk taking, Basel III introduced two liquidity indices: the Liquidity Coverage Ratio (“LCR”) and the Net Stable Funding Ratio (“NSFR”).

The LCR corresponds to the ratio between the stock of high quality liquid assets (“HQLA”) and the total expected net cash outflows for a period of 30 days, and is intended to show that financial institutions maintain highly liquid resources to withstand a scenario of acute financial stress lasting one month. The NSFR, corresponding to the ratio between the amount of available stable funding (“ASF”) and the amount of stable required stable funding (“RSF”), and seeks to encourage institutions to finance their activities with more stable sources of funding, promoting and ensuring the alignment of the maturities of global assets and liabilities, both on and off balance sheet, reducing the dependencies of financial institutions in relation to funding in the money and short-term markets.

Thus, the LCR measures liquidity risk over the next 30 days, while the NSFR limits excessive liquidity risk taking over a longer time horizon, requiring banks to finance their activities with stable sources of funds, i.e. funds that have a low probability of redemption.

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

The CMN Resolution No. 4,280/13 defines that the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire loan operations, including real estate and credit rights; and (v) other corporate entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

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

It is worth pointing out that, as a result of the spread of the COVID-19, the CMN, by means of Resolution No. 4,783/20, amended the percentages of application of the RWA for calculating the value of the Additional Conservation of Common Equity (“ACP Conservation”) in the following way: (i) 1.25% during the period from April 1, 2020 to March 31, 2021; (ii) 1.625% in the period from April 1, 2021 to September 30, 2021; (iii) 2.00% during the period from October 1, 2021 to March 31, 2022; and (iv) 2.5% from April 1, 2022. This measure aims to increase the lending capacity, to increase the capital surplus and give more room and security to banks to maintain their plans of lending, and gradually reestablish the ACP Conservation until March 31, 2022.

82 Form 20-F – December 2019

Form 20-F

In addition, as a result of the COVID-19 pandemic, the CMN, by means of Resolution No. 4,797/20, indefinitely prohibited the payment of dividends or interest on own capital above the minimum level (as specified in our Bylaws), as described in item 3.D.10.01-01 above. The prohibition of the payment of dividends or interest on own capital above the minimum level (as specified in our Bylaws) applies to all payments, including anticipated payments, (i) based on the results on the base dates between April 7, 2020 and September 30, 2020; or (ii) to be made from April 7, 2020 to September 30, 2020.

4.B.70.02-04 Risk Weighting

Pursuant to Circular No. 3,644/13, the Central Bank consolidated the risk-weighted assets ("RWA") applied to different exposures in order to calculate capital requirement through a standardized approach ("RWAcpad"). According to such rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank.

Subsequently, mitigation instruments were provided for the portion RWA related to the exposure to credit risk subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16, and new criterion for application of the Fact of Risk Weighting ("FPR"), by Circular No. 3,921/18.

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

The calculating the RWA, in connection with the calculation of the capital required for the operational risk by way of RWAopad, provided for by Central Bank Resolution No. 4,193/13, is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The procedures for these calculations were established by Central Bank's Circular No. 3,640/13, as amended.

The total consolidated exposure of a financial institution in foreign currencies and gold, and in assets subject to exchange variation calculated through a standardized approach ("RWAcam"), according to the calculation procedures established by the Central Bank's Circular No. 3,641/13, may not exceed 30.0% of its Reference Equity, pursuant to Resolution No. 3,488/07. In addition, if its exposure is greater than 5.0% of its Reference Equity, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

For more information on our capital ratios, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

4.B.70.02-05 Compulsory Deposits

The Central Bank periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank uses reserve requirements as a mechanism to control liquidity in the SFN.

According to the Central Bank's rules, we must place a percentage of the savings deposits and time deposits we receive from our customers with the Central Bank:

➢  Time deposits: in accordance with Central Bank Circular No. 3,993/20 for the calculation period beginning on March 16, 2020 and ending on March 20, 2020 we are required to deposit 17.0% of the average amounts recorded under time deposits and others operations, as described in the regulations, deducting R$30.0 million as per Central Bank's Circular No. 3,916/18. The amount required is deposited with the Central Bank in cash and we earn remuneration on the amount deposited at the SELIC rate. For the year ended December 31, 2019, this percentage was 25% and it was reduced to 17.0% as a result of the Covid-19 pandemic. From November 2020 onwards this percentage will revert again to 25%.

83 Bradesco

4.B. Business Overview
Form 20-F

In addition, for the calculation period from April 6 to April 9, 2020, where the adjustment will occur on April 20, 2020, Central Bank Circular No. 3,997/20 provides that the charges calculated in accordance with the rules in force and deducted from the balance blocked from the compulsory payment on time deposits, there will be a deduction of 15% of the debit balance restated, checked on the last business day of the period of calculation of the loans granted within the framework of the Emergency Employment Support Program.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market’s interest rate expectations.

➢ Demand deposits – we are required to deposit 21.0% of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, deducting R$500 million, pursuant the provisions of Circular No. 3,917/18.

➢ Savings deposits – each week we are required to deposit in an account with the Central Bank an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to Circular No. 3,975/20. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same circular.

In February 2013, the Central Bank defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

Additionally, present Central Bank regulations require that we:

•	allocate a minimum of 30.0% of demand deposits to providing rural loans;
•	we maintain investments in targeted productive microcredit program operations, of at least 2.0% of demand deposits held by us; and
•

allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate. Amounts that can be used to satisfy this requirement include direct residential housing loans, mortgage notes, charged-off residential real estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank.

4.B.70.02-06 Asset composition requirements

According to the Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

From October 2017, with the enactment of Resolution No. 4,607/17, the following transactions are excluded from the calculation of the limits mentioned above: (i) loan and leasing operations of responsibility of the Government; (ii) credits arising from transactions with derivatives of responsibility of the Government; and (iii) installments of loan operations guaranteed by the government. Under the terms of Resolution No. 4,589/17, the amount of loan operations with organizations and entities of the public sector is limited to 45% of the Reference Equity, according to the regulations in force.

4.B.70.02-07 Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s Capital. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

84 Form 20-F – December 2019

Form 20-F

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

In March 2020, the Central Bank issued Circular No. 3,990/20 establishing the criteria and conditions for the practice of repo operations in foreign currencies by the Central Bank, through the sale of sovereign bonds (Global Bonds) by a financial institution, with the seller simultaneously committing to repurchase securities with the same characteristics at a future date.

4.B.70.02-08 Onlending of funds borrowed abroad

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

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank’s Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

4.B.70.02-09 Foreign currency position

Operations in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

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

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank. In 2019, the Central Bank presented a draft bill to modernize the legislation for operations with foreign currencies in the country. The New Foreign Exchange Law, proposing, among other measures, the reduction of bureaucracies for contracting foreign exchange and the possibility of individuals and companies holding accounts in foreign currencies. The New Foreign Exchange Law aims to consolidate the foreign exchange legislation and simplify operations. The Central Bank foresees that the New Foreign Exchange Law will enable efficiency gains in accessing the market, the elimination of asymmetries of treatment and definition of proportionate requirements.

85 Bradesco

4.B. Business Overview
Form 20-F

4.B.70.02-10 Registration of cross-border derivatives and hedging transactions and information on derivatives

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

4.B.70.02-11 Treatment of loans and advances

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

Doubtful loan operations are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential credit losses. For more information, see “Expected losses of loans and advances”, Item 4.B.100.06 Loans and advances to customers.

86 Form 20-F – December 2019

Form 20-F

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s Capital, and once every twelve months for all loan operations, with certain exceptions.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following minimum risk classifications:

Number of Days Past Due (1)	Minimum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
(1) These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine, whether any loans must be reclassified as a result of these minimum classifications. If so, they must adjust their regulated accounting provisions accordingly.

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

87 Bradesco

4.B. Business Overview
Form 20-F

4.B.70.02-12 Exclusivity in loans and advances to customers

In January 2011, the Central Bank’s Circular No. 3,522/11 prohibited financial institutions that provide services and loan operations from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

4.B.70.02-13 Debit balance of the credit card bill

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

4.B.70.02-14 Overdraft

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published the Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of instalment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

In November 2019, the CMN published Resolution No. 4,765/19, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution allows the collection of a fee for offering special overdraft facilities to the customer, noting that, for limits up to R$500.00, the charge is 0%, and 0.25% for credit limits above R$500.00 calculated on the amount exceeding the limit. On the other hand, the interest rates charged on the amount used are limited to 8% per month. This regulation came into force on January 6, 2020. To complement that resolution, the Central Bank's Circular No. 3,981/20 was published in February 2020 to provide adequate conditions for customers of financial institutions to monitor the use of the overdraft and for evaluation of the impact of interest charges and fees incurred by financial institutions. Accordingly, financial institutions are obliged to highlight in the account statement for deposit accounts, information regarding the overdraft, including the threshold, the debit balance of the overdraft, the values of the overdraft used daily, the value and the form of calculating the compensatory interest rate and the value of accrued interest. This Circular is expected to come in to force on June 1, 2020.

88 Form 20-F – December 2019

Form 20-F

4.B. 70.02-15 Brazilian Clearing System (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

SPB comprises the entities, systems and procedures related to the processing and settlement of transactions of transfers of funds, operations with foreign currency or with financial assets and securities. The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of operations.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial operation has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

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

The Central Bank and CVM have the power to regulate and supervise the SPB. The only members of the SPB are institutions of payments and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500,000,000.00 in total value of transactions, 25,000,000 transactions, in the case of payment arrangements, and R$50,000,000.00 in resources kept in a pre-payment account payable in the case of a payment institution as issuer of electronic money. To achieve these volumes, the payment institution or of payment arrangement shall be subject to the requirements and procedures to authorize the operation, change the control, for corporate restructuring, cancellation of authorization and conditions to hold management positions, as established by Circular No. 3,885/18, and therefore subject to the regulation and supervision by the Central Bank. The regulation to govern the provision of payment services in the ambit of payment arrangements is governed by Circular No. 3,682/13, as amended.

In March 2020, the Central Bank, by means of Circular No. 3,989/20, instituted the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

89 Bradesco

4.B. Business Overview
Form 20-F

In recent years, the Central Bank has led the process of implementation of the system for instant payments in Brazil, which includes the open arrangement established by the Central Bank, the PIX, the payment service providers participating in the arrangement (financial institutions and payment institutions), the unique platform that will settle transactions carried out between different participating institutions ("SPI") and the identifiers' directory of transactional accounts that will store the information of the tokens or nicknames that are used to identify the accounts of recipient users ("DICT"). Both the SPI and the DICT will be developed, operated and managed by the Central Bank. By means of Circular No. 3,985/20, the Central Bank established the criteria and modalities for participation in the PIX, in the SPI and in the DICT. This arrangement is established by the Central Bank and disciplines the provision of payment services related to instant payment transactions, of which we are obliged to participate. The arrangement of instant payment is composed by the payment service provider that maintains the transaction account (account maintained by an end-user in a payment service provider and used for purposes of payment or receipt of an instant payment, which may be a checking account, a savings deposit account or a prepaid payment account) and governmental entity that participates solely to make or receive their own payments. The PIX will be available to the public from November 2020.

4.B.70.02-16 Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

➢ Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•         suffers losses due to mismanagement, putting creditors at risk;

•         repeatedly violates banking regulations; or

•         is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management and may not exceed 12 months. During the intervention period, the institution’s liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

➢ Administrative liquidation

The Central Bank will liquidate a financial institution if:

•         the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•         management commits a material violation of banking laws, regulations or rulings;

•         the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•         upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•         lawsuits pleading claims on the assets of the institution are suspended;

•         the institution’s obligations are accelerated;

•         the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•         interest does not accrue against the institution until its liabilities are paid in full; and

•         the limitation period of the institution’s obligations is suspended.

The Central Bank may end the extrajudicial settlement of a financial institution, in the following cases:

90 Form 20-F – December 2019

Form 20-F

•         full payment of unsecured creditors;

•         change of the institution’s scope to an economic activity that is not part of the SFN;

•         transfer of the institution’s control;

•         conversion into ordinary settlement; and

•         sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or

•         absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank.

➢ Temporary Special Administration Regime

The Temporary Special Administration Regime, known as “RAET”, is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•         repeatedly makes transactions contravening economic or financial policies under federal law;

•         faces a shortage of assets;

•         fails to comply with compulsory deposit rules;

•         has reckless or fraudulent management; or

•         has operations or circumstances requiring an intervention.

4.B.70.02-17 Payment of creditors in liquidation

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos – FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from customers.

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

CMN increased the maximum amount of the guarantee provided by the FGC in some circumstances.  The last maximum amount was R$250,000, maintained until the present date.  The extraordinary monthly contribution has also changed, as altered by CMN Resolution No. 4,653/18, and is currently applied to the equivalent of 0.01%.

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity.  On November 27, 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as from July 2020.

Central Bank amended Circular No. 3,915/18 establishing the obligation of providing information to the FGC by financial institutions and other institutions authorized to operate by the Central Bank, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

91 Bradesco

4.B. Business Overview
Form 20-F

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$3.0 billion) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 2008, earning interest monthly at the SELIC rate as of May 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank in June 2008, earning interest monthly at the SELIC rate as of May 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December of the previous year, adjusted by the SELIC rate: (a) 1.6 as of June 2013; and (b) 2.0 as of January 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•         40.0% from January 1, 2013;

•         60.0% from January 1, 2014;

•         80.0% from January 1, 2015; and

•         100.0% from January 1, 2016.

 The rules relating to the FGC were subject to several changes, which are (i) an increase in the maximum amount of the guarantee provided by the FGC to R$250,000; (ii) the inclusion of agribusiness notes (“LCA”) in credits guaranteed by FGC; (iii) the changes in the limits of the operations of assistance and financial support and operations of liquidity with related institutions, in addition to sending information by the FGC to the Central Bank on these operations; (iv) the establishment of new parameters to qualify the institutions associated with the FGC; (v) the inclusion of assumptions on which the Board of Directors may exclude the entity from the members associated with the FGC; (vi) the inclusion of the duty of provision of information to the FGC; (vii) the inclusion of additional requirements for candidates for membership of the Board of Directors and Board of Executive Officers; (viii) the changes in the percentage of contribution for the formation of the Resolution Fund (“FR”) in the case of the FGC reaching the maximum limit established; and (ix) estimate that the revenues of any kind arising out of the investment of its equity constitute the resources of the FR.

In February 2019, Central Bank issued Circular No. 3,929/19, determining the calculation basis and collection of contributions from institutions associated with the FGC. The obligation to send information necessary to calculate due contributions and the application of a fine in the event of delay in the collection of the contributions. Circular No. 3,929/19 will come into force on July 1, 2020.

In March 2020, the CMN issued Resolution No. 4,785/20, which adjusted the special contribution to 0.03% per month of the amount of the balances of Time Deposits with Special Guarantee ("DPGE"), which may be 0.02% per month for the DPGE in which the FGC accepts conditional assignment of receivables in loan operations and leasing operations. This resolution also authorized the possibility of collection of these deposits without conditional assignment. The resolution adjusted the additional contribution to the FGC and altered the beginning of its recollection from July 2020 to begin as from July 1, 2021.

In April 2020, the CMN edited Resolution No. 4,799/20, changing the maximum value of the total credits relating to the DGPE for each individual or corporate entity against the same institution associated with the FGC, or against all member institutions of the same financial conglomerate from R$20,000,000.00 to R$40,000,000.00.

4.B.70.02-18 Internal compliance procedures

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

92 Form 20-F – December 2019

Form 20-F

4.B.70.02-19 Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52, of the Act of Transitional Constitutional Provisions ("ADCT"). On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank the power to recognize the government's interest in the viability of investment operations. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or corporate entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our capital stock is currently limited to 30.0%.

4.B.70.02-20 Anti-money laundering regulations, banking secrecy and financial operations linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, especially Law No. 9,613/98 and Law No. 13,260/16, which the Central Bank consolidated through Circular No. 3,461/09, as amended, to be replaced by Circular No. 3,978/20 from July 1, 2020, the financial institutions and other Institutions authorized to operate by the Central Bank of Brazil must:

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

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction and implement control policies and internal procedures. Records of multiple transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank’s Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments.

In 2008, the Central Bank expanded the applicable rules for controlling financial transactions related to terrorism. The Law No. 12,683/12 toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and corporate entities subject to the control mechanisms of suspicious transactions, which need to notify the Council for Financial Activities Control ("COAF"), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. We have an obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

93 Bradesco

4.B. Business Overview
Form 20-F

In 2014, the CVM issued Instruction No. 553/14 which, among other issues, (i) firmly states that any business relationship may only be initiated or kept after the arrangements related to the registration process and the “Conheça seu Cliente” (know your customer) policy are adhered to; and (ii) requires a statement on the purpose and nature of the business relationship with the institution.

In the same year, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing ("AML/CTF") to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force ("FATF"), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also adopt procedures and controls to confirm the customer's identification and implement AML/CTF risk management systems. In December 2019, the CVM issued Normative Instruction No. 617/19, updating the standards of AML/TF, enhancement of the functions of the director responsible, definition of the stages linked to conducting the policy of getting to know your customer and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected.

In addition, in November 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets ("CPLD"). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council ("CSNU"), regulated by Central Bank's Circular No. 3,942/19.

In January 2020, the Central Bank issued Circular No. 3,978/20 which will come into force on July 1, 2020. The circular revokes Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

•

Internal risk assessment: guidelines that the regulated institutions use as subsidy, evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;

•

Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, indicating information enabling the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;

•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2,000.00;
•

Procedures to get to know customers: enhancement and inclusion of new procedures destined to get to know customers, in order to understand the identification, qualification and classification of the customer compatible with the risk profile and nature of the business relationship, in addition to the possibility, if necessary, of cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for administrators of legal entity customers and representatives of customers, compatible with the function exercised;

•

Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney's Office and, in terms of state companies, at federal, state and municipal levels;

94 Form 20-F – December 2019

Form 20-F

•

Guidelines for hiring: inclusion in the PLD/FT policies of guidelines for the selection and hiring of employees, partners and service providers considering the risk of money laundering and terrorist financing;

•

Relationship with third parties: inclusion of forecast that if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank, the institution's access to the identification of the final recipients of resources for purposes of the PLD/FT must be stipulated in the contract; and

•

Monitoring procedures: inclusion of specific situations to the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

Given the new guidelines of Circular No. 3,978/20, we will need to adapt our processed to the new requirements, in particular those related to internal risk assessment of PLD/FT, until the entry into force of the Circular on July 1, 2020.

4.B. 70.02-21 Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of corporate entities for performing acts against public management, either domestic or foreign. Based on this legal provision, corporate entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company’s revenues, which may have “minimum” 0.1% and “maximum” 20%. Articles 17, 18, 19 and 20 of the Decree concern the “mid-term” of the fine, predicting “mitigating factors” and “aggravating factors”. In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60 million, maximum. An additional 5% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

4.B.70.02-22 Corporate Sustainability

Sustainability is one of the drivers of the way we do business and manage the Organization. In this sense, the management of environmental, social and governance ("ESG") issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, customers and society, we also contribute to the sustainable development of the country. In line with this vision, we have a set of policies and standards that guide our actions in relation to ESG issues. This normative framework is also in compliance with CMN Resolution No. 4,327/14, which introduces guidelines for the Social and Environmental Responsibility Policy ("PRSA") for financial institutions.

Our commitment to sustainability is reinforced in the establishment of dialogs with various stakeholders and through the incorporation of initiatives and voluntary commitments, such as: Global Compact Initiatives, Goals of Sustainable Development ("ODS"), Equator Principles, Principles for Responsible Investment ("PRI"), Principles for Sustainable Insurance ("PSI"), Principles for Banking Responsibility ("PRB"), Businesses for the Climate ("EPC"), Women's Empowerment Principles ("WEPs"), Task force on Climate-related Financial Disclosures ("TCFD"), among others.

We became a signatory of the Principles for Banking Responsibility ("PRB") of the United Nations ("UN") in 2019. A guide for the banking sector to respond, boost and benefit from an economy that is focused on sustainable development. In addition to being one of the first signatories, we were the only Brazilian Bank in the group of 30 financial institutions that since March 2018 have dedicated themselves to the construction of this project in alliance with the United Nations Environment Programme Finance Initiative – UNEP FI.

95 Bradesco

4.B. Business Overview
Form 20-F

Our sustainability strategy was revised in 2019 and is based on the Principles for Responsible Banking. Six pillars of operation were developed: Sustainable Business; Climate Change; Customer Relationship; Diversity; Innovation; and Private Social Investment.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and is made up of members of the Board of Directors and of the Diretoria Executiva, including the Chief Executive Officer. The Committee’s decisions are advised by the Sustainability Committee, an executive body composed of officers and managers from several areas, that guarantee the integrated application of the strategy to the businesses and operations, and help with the execution of plans and monitoring of projects.

We finished 2019 with advances in the ASG performance of the organization, being recognized by stock exchange indices and specialized rating agencies. For the 14th time, we are present in the Dow Jones Sustainability Indices (DJSI), in the World and Emerging Market portfolios, with performance above the world average. We were the best performing Brazilian private bank in 2019. We also integrated the Corporate Sustainability Index (“ISE”), of the B3, for the 15th consecutive edition. In addition, our performance was evaluated and classified by: VigeoEires – Best EM Performers, FTSE4Good, Bloomberg Gender-Equality Index, ISS ESG Corporate Rating (Prime), MSCI ESG Index, Sustainalytics’ ESG Ratings, among others.

As a result of the COVID-19 pandemic, we made donations, together with other major Brazilian banks, of: (i) 5 million rapid tests; (ii) 15 million masks; (iii) 30 CT scanners and other equipment, in addition to supporting Brazilian micro and small enterprises to expand the production of ventilators and equipment that will be sent to the Ministry of Health. Together with other companies, Bradesco Seguros is supporting the construction of a campaign hospital in Rio de Janeiro, with capacity for 200 beds, 100 of which are ICU beds.

4.B. 70.02-23 Audit partner rotation requirements

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

Each independent accounting firm must immediately inform the Central Bank of any event that may materially adversely affect the relevant financial institution’s status.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the members responsible for the independent accounting audit, every five fiscal years. According to article 121, X, of CNSP Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019. A member responsible for the independent accounting audit can only return 3 years after being replaced.

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

96 Form 20-F – December 2019

Form 20-F

4.B.70.02-24 Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,776/20, which came into force on January 29, 2020, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors' report and the management report on social business and the main administrative facts for the period. The financial statements should also be disclosed in the Financial Statements of the Central Bank. Financial institutions and other institutions authorized to operate by the Central Bank, which, on the date of entry into force of Resolution No. 4,776/20, were not obliged to produce and disseminate financial statements in accordance with the above, will have to adhere fully to the terms of this resolution by January 1, 2022.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm’s non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

In May 2004, the CMN enacted new regulations providing that we are required to appoint a member of our Management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having Reference Equity of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third-party deposits of over R$5.0 billion are also required to create an Audit Committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions’ Bylaws. The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operational of such Committee. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions. See “Item 16.D. Exemptions from the listing standards for Audit Committees”.

We are required to publish a semi-annual summary of the Audit Committee report together with our financial statements.

4.B.70.02-25 Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

97 Bradesco

4.B. Business Overview
Form 20-F

4.B.70.02-26 Asset management

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its shareholders’ equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the asset management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets.

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

In addition to the limitations specified in each financial investment fund’s bylaws, they may not:

•         invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;

•         invest more than 20.0% of their shareholders’ equity in securities issued by the same financial institution authorized to operate by the Central Bank (including the fund administrator);

•         invest more than 5.0% of their shareholders’ equity if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and

•         be directly exposed to crypto assets. The CVM recommends avoiding also indirect exposure until the regulator issues a final rule on the matter.

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

CVM Instruction No. 555/14 states the limits to funds hold financial assets traded abroad in their portfolios, as follows: (i) no limits, for funds classified as “Fixed Income – Foreign Debt”, funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment”, and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its shareholders’ equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its shareholders’ equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Corporate entities and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1.0 million. These definitions became effective in October 2015.

4.B.70.02-27 Brokers and dealers

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

98 Form 20-F – December 2019

Form 20-F

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

Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

On August 29, 2019, the CMN amended Resolution No. 4,750/19, changing the rules applicable to brokers and distributors. The new rule provides that these societies can make loans of assets of its equity to its clients to exclusively use the goods in the provision of guarantees for operations, provided that the requirements of said Resolution are met.

➢ Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

4.B.70.02-28 Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the “Leasing Law”) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

4.B.70.03 Insurance, health and pension plans regulation

4.B.70.03-01.01 National Private Insurance Council

The CNSP is the agency responsible for establishing the guidelines and standards of private insurance policy. The agency is composed of representatives of the Ministry of Finance, the Ministry of Justice, the Ministry of Social Security and Social Assistance of the Superintendence of Private Insurance, the Central Bank and the CVM.

In addition to laying down the guidelines and standards of private insurance policy, it is the responsibility of the CNSP:

99 Bradesco

4.B. Business Overview
Form 20-F

•	to regulate those exercising activities subordinate to the National Private Insurance System, as well as the application of penalties;
•	to establish the general characteristics of insurance, open private pension, capitalization and reinsurance contracts;
•	to establish the general guidelines of reinsurance operations; and
•	to prescribe the criteria for the establishment of Insurance Companies, of Capitalization, Open Private Pension Entities and Reinsurers.

4.B.70.03-01.02 Private Insurance Superintendence

SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. SUSEP is linked to the Ministry of Finance and was created by Decree-Law No. 73 of November 1966.

Thus, for insurers to operate, they need government approval, as well as specific approval from the SUSEP to commercialize each of their products, where they may underwrite policies either directly to consumers or through qualified brokers (art. 13 and paragraph 2 of Law No. 4,594/64).

SUSEP is responsible for:

•	supervising the constitution, organization, functioning and operation of insurance companies, of capitalization, open private pension entities and reinsurers;
•	complying with and enforcing the deliberations of the CNSP and performing the activities delegated by it;
•	acting in order to protect the acquisition of popular savings that are made through the operations of insurance, open private pension, and of capitalization and reinsurance;
•	promoting the improvement of institutions and operational instruments;
•	promoting the stability of the markets under its jurisdiction, ensuring their expansion and the operation of the entities that operate in them;
•	ensuring the liquidity and solvency of companies that make up the insurance market; and
•	ensuring the protection of consumer interests of the markets supervised.

4.B.70.03-01.03 National Supplemental Health Agency

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, as an agency of regulation, standardization, control and supervision of activities that ensure the qualification of health care in the supplemental health sector.

The main initiatives of ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote and prevent diseases in the sector in which it operates.

To fulfill its objectives the following are incumbent upon the ANS:

•

regulation of the supplemental health care, creating general policies and guidelines, actions to standardize and foment actions that aim to protect the public interest and the sustainability of the supplemental health care market;

•	qualification of the supplemental health care, creating policies, guidelines and actions that seek, among others the qualification of the sector, in relation to the regulated market; and

100 Form 20-F – December 2019

Form 20-F

•         institutional articulation, creating policies, general guidelines and actions to optimize the internal and external institutional relations enabling the effectiveness of the regulatory process.

4.B.70.03-02 Insurance regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals.Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (article 13 and paragraph 2 of Law No. 4,594/64).

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

The Resolution No. 321/15 provides for regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted shareholders’ equity, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPCs, capitalization companies and reinsurers.

101 Bradesco

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

Resolution No. 383/20 issued by CNSP in March 2020, established that the operations of insurance, open pension plan, capitalization and reinsurance will be recorded in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP, in order to increase the control of the operations carried out by these companies.

There is currently no restriction on foreign investment in insurance companies.

4.B.70.03-02 Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law”, containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.

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

4.B.70.03-03 Private pension plans

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

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular No. 563/17, in addition to the Supplementary Law No. 109/01, regulate the Pension Plan activity.

4.B.70.03-04 Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract reinsurance or retrocession operations to reinsurers not authorized when the lack of capacity of the local reinsurers is proven.

102 Form 20-F – December 2019

Form 20-F

Currently, the Brazilian law provides that the insurer or the cooperative society, may concede up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions in the percentages of premiums that may be ceded in reinsurance.

The regulation of SUSEP establishes a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provisions a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer can transfer risks to related or foreign-based companies belonging to the same financial conglomerate.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) Open Pension Fund Entity ("EAPC") (art. 2, paragraph 1); and (ii) Closed Pension Fund Entity ("EFPC") and operators of private health care plan (art. 2, paragraph 3).

4.B.80 Taxes on our main transactions

4.B.80.01 Taxes on financial operations (“IOF”)

4.B.80.01-01 On loan operations

IOF levied on loan operations has as its taxable event the delivery of the obligation amount or value.

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

Since January 2008, besides IOF on the transactions mentioned above, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For corporate entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loan operations is levied on operations between individuals and corporate entities domiciled in Brazil, as well as on operations whose creditor resides in Brazil, even if the debtor is located abroad. However, the IOF is not levied on loan operations where the lender is located abroad, and the borrower is in Brazil.

4.B.80.01-02 On insurance operations

IOF levied on insurance operations has as its taxable event the receipt of premium. Applicable rates are as follows:

•     0.0% on: (i) reinsurance operations; (ii) operations related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance operations for export credits and international merchandise transportation; (iv) insurance operations entered into Brazil, related to the cover for risks relating to the launch and operation of the satellites Brasilsat I and II; (v) aeronautical insurance and civil liability of airlines; (vi) premiums intended to finance life insurance plans with survival coverage; and (vii) guarantee insurance;

103 Bradesco

4.B. Business Overview
Form 20-F

•       0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•       2.38% private health insurance business; and

•       7.38% for all other insurance transactions.

4.B.80.02 Income and social contribution taxes on profit

Federal taxes on company profits include two components, income tax known as “IRPJ” and tax on net profits, known as “Social Contribution” or “CSLL”, both calculated on the adjusted net profit. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate around 25.0%. Social contribution tax payable by the majority of financial institutions is calculated based on a rate of 15.0% as from January 1, 2019. However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, the banks of any kind and the development agencies began to be subject to the increased rate of 20%. For further information on our income tax expense, see Note 16 to our consolidated financial statements in “Item 18. Financial Statements”.

Companies based in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

As rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except: (i) if they are domiciled in a tax haven or if they adopt a sub-taxation scheme, or (ii) they are treated as subsidiary. With regard to the subsidiaries, the controller corporate entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation base of the IRPJ and Social Contribution.

Interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; or (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime are subject to the deductibility limits imposed by thin-capitalization and transfer pricing rules.

Tax deductions for any payment to a beneficiary resident or domiciled in a country with tax haven are also subject to the following: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

The variation in the monetary value of companies’ credit rights and obligations in Brazil due to varying exchange rates can be calculated on a cash or accrual basis. The election of tax regime must be exercised in January of each calendar year and may only be altered during the fiscal year if there is “material variation in the exchange rate”, as published by a Finance Ministry Directive.

4.B.80.03 PIS and Cofins

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

104 Form 20-F – December 2019

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

Since August 2004, the PIS and Cofins rates due on financial revenues were of 0.0%, including those arising from operations carried out for purposes of hedge, earned by corporate entities subject to the system of non-accrual of these contributions. In April 2015, Decree No. 8,426/15 establishes that from July 2015, the rates shall be reestablished to 0.65% and 4.0%, respectively, including with respect to the revenue arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the normative was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and Cofins, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) of hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the “accrued” procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. In spite of this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and Cofins taxes. Under this rule, financial and similar institutions must keep digital records for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

In order to minimize the impacts of the COVID-19 pandemic on companies and businesses in Brazil, on April 3, 2020, RFB Decree No. 139/20 was amended, extending the period of collection of the PIS and Cofins taxes for March 2020 to August 25, 2020 and for April 2020 to October 25, 2020. In addition, in line with the postponement of the collection of these taxes, the deadlines for submission of their ancillary obligations (statement of debits and credits of federal taxes (“DCTF”) and EFD) were also extended.

4.B.80.04 Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Our Organization observes the laws and regulations applicable to its business, whether at national or international level. In this sense, it complies with the FATCA and CRS provisions, which aim to enhance the transparency of fiscal information and to fight against tax evasion, practices of money laundering and the financing of terrorism, through the establishment of Compliance rules that require financial institutions to provide registration and financial data of people with fiscal residence in other participating countries.

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

105 Bradesco

4.B. Business Overview
Form 20-F

The financial institutions and entities subject should address this information to the RFB, through e-Financeira, following the obligations of Normative Instruction No. 1,571/15.

4.B.90 Centralized Registration and Deposit of Financial Assets and Securities

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

4.B.100 Selected Statistical Information

Selected statistical information shown in this section for the years ended December 31, 2019 and 2018 is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report. The data for the years ended December 31, 2017, 2016 and 2015, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. For a better understanding, read this information (for the years ended December 31, 2019, 2018 and 2017) in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements”.

106 Form 20-F – December 2019

Form 20-F

4.B.100.01 Average balance sheet and interest rate data

The following tables present the average balances of our interest-earning assets and liabilities, other assets and liabilities accounts, related interest income and expenses, and the average real yield/rate for each period. We calculate the average balances using the end-of-month account balances, which include related accrued interest.

➢ Interest-earning and non-interest earning assets

For the year ended December 31,	R$ in thousands, except %
	2019			2018			2017
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	240,554,612	19,436,407	8.1%	226,255,745	17,538,227	7.8%	-	-	-
Financial assets held for trading	-	-	-	-	-	-	209,289,723	13,684,574	6.5%
Financial assets at fair value through other comprehensive income	155,773,766	12,567,751	8.1%	182,237,700	16,666,298	9.1%	-	-	-
Financial assets available for sale	-	-	-	-	-	-	113,911,212	11,351,320	10.0%
Financial assets at amortized cost	150,042,781	13,139,371	8.8%	101,777,446	12,120,868	11.9%	-	-	-
Investments held to maturity	-	-	-	-	-	-	41,836,244	4,883,103	11.7%
Financial assets pledged as collateral	-	-	-	-	-	-	193,203,196	21,268,934	11.0%
Loans and advances to banks	97,965,424	6,874,429	7.0%	119,022,489	9,546,878	8.0%	57,277,934	5,073,435	8.9%
Loans and advances to customers	415,669,729	68,063,693	16.4%	373,376,534	62,200,740	16.7%	363,674,189	65,021,090	17.9%
Central Bank compulsory deposits	79,302,914	4,304,875	5.4%	68,226,005	3,916,299	5.7%	58,875,557	4,881,319	8.3%
Other interest-earning assets	546,050	31,179	5.7%	1,250,275	63,829	5.1%	871,012	68,553	7.9%
Total interest-earning assets	1,139,855,276	124,417,705	10.9%	1,072,146,194	122,053,139	11.4%	1,038,939,067	126,232,328	12.2%

Non-interest-earning assets	-	-	-	-	-	-	-	-	-
Cash and balances with banks	16,124,897	-	-	15,152,436	-	-	14,561,569	-	-
Central Bank compulsory deposits	6,900,733	-	-	6,587,662	-	-	5,668,761	-	-
Financial assets available for sale (shares)	16,646,199	-	-	13,999,412	-	-	10,426,747	-	-
Non-performing loans and advances to customers (1)	17,576,507	-	-	17,474,231	-	-	20,059,794	-	-
Impairment of loans and advances	-	-	-	-	-	-	(34,631,652)	-	-
Expected losses for loans and advances	(33,251,132)	-	-	(28,130,043)	-	-	-	-	-
Investments in associates and joint ventures	8,165,368	-	-	8,385,253	-	-	7,509,425	-	-
Property and equipment, net of accumulated depreciation	9,531,260	-	-	8,302,022	-	-	7,660,382	-	-
Intangible assets and goodwill, net of accumulated amortization	19,718,843	-	-	15,587,020	-	-	15,369,482	-	-
Current and deferred income tax	63,292,404	-	-	59,130,804	-	-	57,857,166	-	-
Other non-interest-earning assets	87,113,632	-	-	75,349,224	-	-	70,823,130	-	-
Total non-interest-earning assets	211,818,711	-	-	191,838,021	-	-	175,304,804	-	-

Total assets	1,351,673,987	-	-	1,263,984,215	-	-	1,214,243,871	-	-
(1) Overdue by more than 60 days.

107 Bradesco

4.B. Business Overview
Form 20-F

➢ Interest-bearing and non-interest-bearing liabilities

For the year ended December 31,	R$ in thousands, except %
	2019			2018			2017
	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-bearing liabilities
Savings deposits	108,975,557	4,568,663	4.2%	103,764,844	4,646,528	4.5%	96,511,751	5,730,457	5.9%
Time deposits	192,298,337	7,974,767	4.1%	158,396,848	6,389,594	4.0%	124,357,467	7,688,711	6.2%
Obligations for repurchase agreements	191,481,640	11,784,845	6.2%	211,937,370	15,094,786	7.1%	238,407,697	22,564,515	9.5%
Borrowings and onlendings	53,915,887	4,400,636	8.2%	51,448,829	3,176,469	6.2%	58,617,611	3,068,552	5.2%
Funds from securities issued	161,733,309	9,250,005	5.7%	146,183,351	9,054,699	6.2%	138,281,213	13,262,613	9.6%
Subordinated debt	53,387,035	3,708,924	6.9%	47,741,687	3,517,067	7.4%	52,065,114	5,100,017	9.8%
Insurance technical provisions and pension plans	258,822,232	16,930,146	6.5%	245,141,522	13,365,526	5.5%	226,765,103	18,174,550	8.0%
Total interest-bearing liabilities	1,020,613,997	58,617,986	5.7%	964,614,451	55,244,669	5.7%	935,005,956	75,589,415	8.1%

Non-interest-bearing liabilities	-	-	-	-	-	-	-	-	-
Demand deposits	32,764,740	-	-	32,720,748	-	-	31,014,556	-	-
Other non-interest-bearing liabilities	165,177,418	-	-	142,565,235	-	-	138,586,108	-	-
Total non-interest-bearing liabilities	197,942,158	-	-	175,285,983	-	-	169,600,664	-	-

Total liabilities	1,218,556,155	-	-	1,139,900,434	-	-	1,104,606,620	-	-

Equity attributable to controlling shareholders	132,706,804	-	-	123,748,267	-	-	109,139,400	-	-
Non-controlling interest	411,028	-	-	335,514	-	-	497,851	-	-
Total liabilities and equity	1,351,673,987	-	-	1,263,984,215	-	-	1,214,243,871	-	-
(1) Includes interbank deposits.

108 Form 20-F – December 2019

Form 20-F

4.B.100.02 Changes in interest and similar income and interest and similar expense – volume and rate analysis

In 2018, we adopted IFRS 9, which replaces the guidelines contained in IAS 39 – Financial Instruments, with a new treatment for the classification and measurement of assets, in which the entity should focus on the business model that reflects the asset management of the Organization.

The following table shows the effects of changes in our interest income and expense arising from changes in average volumes and average yield/rates for the periods presented. Data related to the average balance of our interest-earning assets, interest-bearing liabilities and other assets and liabilities have been calculated based upon the average of the month-end balances during the relevant period. Likewise, information related to the interest income and expenses generated from our assets and liabilities and the average return rate for each of the periods indicated have been calculated based on income and expenses for the period, divided by the average balances calculated as indicated above. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects.

For the year ended December 31,	R$ in thousands
	2019/2018
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change
Interest-earning assets
Financial assets at fair value through profit or loss	1,136,486	761,694	1,898,180
Financial assets at fair value through other comprehensive income	(2,262,805)	(1,835,742)	(4,098,547)
Financial assets at amortized cost	4,771,599	(3,753,096)	1,018,503
Loans and advances to banks	(1,565,198)	(1,107,251)	(2,672,449)
Loans and advances to customers	6,941,051	(1,078,098)	5,862,953
Central Bank compulsory deposits	609,956	(221,380)	388,576
Other interest-earning assets	(39,471)	6,821	(32,650)
Total interest-earning assets	9,591,618	(7,227,052)	2,364,566

Interest-bearing liabilities
Savings deposits	226,777	(304,642)	(77,865)
Time deposits	1,262,246	322,927	1,585,173
Obligations for repurchase agreements	(1,374,700)	(1,935,241)	(3,309,941)
Borrowings and onlendings	158,674	1,065,493	1,224,167
Funds from securities issued	920,267	(724,961)	195,306
Subordinated debt	399,897	(208,040)	191,857
Insurance technical provisions and pension plans	778,431	2,786,189	3,564,620
Total interest-bearing liabilities	2,371,592	1,001,725	3,373,317

109 Bradesco

4.B. Business Overview
Form 20-F

4.B.100.03 Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2019	2018	2017
Average balance of interest‑earning assets (A)	1,139,855,276	1,072,146,194	1,038,939,067
Average balance of interest‑bearing liabilities	1,020,613,997	964,614,451	935,005,956
Net interest income (1) (B)	65,799,719	66,808,470	50,642,913

Interest rate on the average balance of interest‑earning assets (C)	10.9%	11.4%	12.2%
Interest rate on the average balance of interest‑bearing liabilities (D)	5.7%	5.7%	8.1%
Net yield on interest‑earning assets (C-D)	5.2%	5.7%	4.1%

Net interest margin (B/A)	5.8%	6.2%	4.9%
(1) Total interest income less total interest expenses.

4.B.100.04 Return on equity and assets

The following table shows selected financial indices for the periods indicated:

	R$ in thousands, except % and per share information
For the year ended December 31,	2019	2018	2017

Net income in IFRS (A)	21,173,207	16,748,439	17,314,603
Accounting pratices diferences (IFRS X BRGAAP) (A - B)	(1,409,408)	(2,336,514)	2,656,848
Net income in BRGAAP (B)	22,582,615	19,084,953	14,657,755
Average total assets (IFRS) (C)	1,351,673,987	1,263,984,215	1,214,243,871
Average equity attributable to controlling shareholders (IFRS) (D)	132,706,804	123,748,267	109,139,400
Net income in IFRS as a percentage of average total assets (A / C)	1.6%	1.3%	1.4%
Net income in IFRS as a percentage of average equity attributable to controlling shareholders (A / D)	16.0%	13.5%	15.9%
Dividends payout ratio to net income (1)	68.8%	34.2%	44.0%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

110 Form 20-F – December 2019

Form 20-F

4.B.100.05 Financial assets at fair value through income, at fair value through other comprehensive income and assets at amortized cost.

For the years beginning after January 1, 2018, the following table sets our financial assets according to IFRS 9, which replaces the guidelines contained in IAS 39 – Financial Instruments. For the year ended December 31, 2017, we applied IAS 39. For more information about the treatment of our assets, see Notes 21, 24 and 25 to our consolidated financial statements included in “Item 18. Financial Statements”.

December 31,	R$ in thousands, except %
	2019	2018	2017
Financial assets at fair value through profit or loss/Financial assets held for trading
Brazilian government securities	200,835,878	206,756,050	202,249,272
Bank debt securities	14,984,397	10,164,454	8,348,269
Derivative financial instruments	14,511,190	14,770,594	13,866,885
Corporate debt and marketable equity securities	13,391,018	9,303,942	12,339,790
Mutual funds	5,518,833	3,657,393	4,377,508
Brazilian sovereign bonds	47,308	659,603	307
Foreign government securities	471,153	849,114	528,010
Total financial assets held for trading	-	-	241,710,041
Total financial assets at fair value through profit or loss	249,759,777	246,161,150	-
Financial assets held for trading as a percentage of total assets	-	-	19.7%
Financial assets at fair value through profit or loss as a percentage of total assets	18.1%	18.9%	-

Financial assets at fair value through other comprehensive income/Financial assets available for sale
Brazilian government securities	161,066,901	150,818,755	103,281,758
Corporate debt securities	5,485,677	5,975,194	39,978,630
Marketable equity securities	9,951,317	10,929,483	11,037,807
Bank debt securities	5,512,479	5,921,076	1,183,853
Mutual funds	2,231,810	2,841,361	-
Brazilian sovereign bonds	1,746,932	1,564,667	728,127
Foreign government securities	6,454,894	-	3,202,547
Total financial assets available for sale	-	-	159,412,722
Total financial assets at fair value through other comprehensive income	192,450,010	178,050,536	-
Financial assets available for sale as a percentage of total assets	-	-	13.0%
Financial assets at fair value through other comprehensive income as a percentage of total assets	14.0%	13.6%	-

Financial assets at amortized cost/Investments held to maturity
Brazilian government securities	89,114,107	82,661,682	26,738,940
Corporate debt securities	77,804,253	57,943,056	12,259,564
Brazilian sovereign bonds	-	-	7,614
Total investments held to maturity	-	-	39,006,118
Total financial assets at amortized cost	166,918,360	140,604,738	-
Investments held to maturity as a percentage of total assets	-	-	3.2%
Financial assets at amortized cost as a percentage of total assets	12.1%	10.8%	-

111 Bradesco

4.B. Business Overview
Form 20-F

➢ Financial assets pledged as collateral

The following table shows the balances in 2017 of the financial assets pledged as collateral, which as per January 1, 2018, with the application of IFRS 9, the financial assets in this financial statement caption were included in the other financial statement captions according to the new classification and are presented in the previous table. For additional information, see Note 30, page 116 of our consolidated financial statements as of December 31, 2018, available on the SEC website.

December 31,	R$ in thousands, except %
2017
Financial assets held for trading
Brazilian government securities	801,182
Total of financial assets held for trading	801,182
Financial assets held for trading as a percentage of total assets	0.1%

Financial assets available for sale
Brazilian government securities	53,039,884
Corporate debt securities	825,287
Bank debt securities	4,904,070
Brazilian sovereign bonds	713,555
Total of financial assets available for sale	59,482,796
Financial assets available for sale as a percentage of total assets	4.9%

Loans and advances to banks
Interbank investments	123,691,195
Total of loans and advances to banks	123,691,195
Loans and advances to banks as a percentage of total assets	10.1%

Total financial assets pledged as collateral	183,975,173
Financial assets pledged as collateral as a % of total assets	15.0%

112 Form 20-F – December 2019

Form 20-F

➢ Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2019, for our financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost:

December 31, 2019	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	3,797,826	4.3%	148,490,596	5.4%	40,508,282	5.7%	8,039,174	7.8%	-	-	200,835,878	6.0%
Corporate debt and marketable equity securities (1)	830,421	5.7%	3,939,183	5.7%	1,532,039	5.4%	356,970	6.1%	6,732,405	-	13,391,018	5.6%
Bank debt securities	11,937,600	6.1%	2,995,314	6.1%	11,247	2.6%	40,236	6.0%	-	-	14,984,397	6.1%
Mutual funds (2)	-	-	-	-	-	-	-	-	5,518,833	-	5,518,833	-
Derivative financial instruments	5,709,571	-	6,739,576	-	2,027,511	-	34,532	-	-	-	14,511,190	-
Foreign government securities	419,226	5.6%	15,250	4.7%	6,434	4.7%	30,243	4.9%	-	-	471,153	5.3%
Brazilian sovereign bonds	1,064	4.0%	4,286	2.9%	5,435	4.4%	36,523	5.8%	-	-	47,308	4.0%
Total financial assets at fair value through profit or loss	22,695,708	-	162,184,205	-	44,090,948	-	8,537,678	-	12,251,238	-	249,759,777	-

Financial assets at fair value through other comprehensive income
Brazilian government securities	25,405,805	4.3%	91,088,354	5.3%	21,778,155	6.5%	22,794,587	7.4%	-	-	161,066,901	6.1%
Mutual funds	-	-	-	-	-	-	-	-	2,231,810	-	2,231,810	-
Brazilian sovereign bonds	26,945	3.0%	1,719,987	3.0%	-	-	-	-	-	-	1,746,932	3.0%
Corporate debt securities	31,509	5.8%	4,405,479	5.8%	645,321	6.4%	403,368	6.9%	-	-	5,485,677	6.0%
Bank debt securities	1,349,933	4.5%	4,162,546	4.8%	-	-	-	-	-	-	5,512,479	4.6%
Foreign government securities
Marketable equity securities (1)
Total financial assets at fair value through other comprehensive income	33,247,822	-	101,397,630	-	22,423,476	-	23,197,955	-	12,183,127	-	192,450,010	-

Financial assets at amortized cost
Brazilian government securities	41,461,085	4.3%	27,593,269	6.0%	409,078	6.7%	19,650,675	5.8%	-	-	89,114,107	5.6%
Floating rate – bills of exchange	10,052,015	7.6%	26,007,706	8.3%	31,163,728	7.0%	10,580,804	7.5%	-	-	77,804,253	7.9%
Total financial assets at amortized cost	51,513,100	-	53,600,975	-	31,572,806	-	30,231,479	-	-	-	166,918,360	-

Overall Total	107,456,630	-	317,182,810	-	98,087,230	-	61,967,112	-	24,434,365	-	609,128,147	-
(1) For no stated maturity, it mainly corresponds to marketable equity securities; and
(2) Investments in these assets are redeemable at any time in accordance w ith our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

113 Bradesco

4.B. Business Overview
Form 20-F

➢ fair value through profit or loss, at fair value through other comprehensive income and at amortized cost by currency as of the dates indicated, according to IFRS 9

	R$ in thousands
	At fair value		Amortized cost	Total
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost
December 31, 2019
Denominated in reais	242,234,229	176,806,180	166,513,375	585,553,784
Denominated in foreign currency (1)	7,525,548	15,643,830	404,985	23,574,363
December 31, 2018
Denominated in reais	242,903,722	167,009,305	140,252,672	550,165,699
Denominated in foreign currency (1)	3,257,428	11,041,231	352,066	14,650,725
(1) Predominantly U.S. dollars.

➢ fair value through profit or loss, at fair value through other comprehensive income and at amortized cost by currency as of the dates indicated, according to IAS 39:

	R$ in thousands
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2017
Denominated in reais	240,442,057	154,379,847	38,998,504	433,820,408
Denominated in foreign currency (1)	1,267,984	5,032,875	7,614	6,308,473
(1) Predominantly U.S. dollars.

➢ financial assets pledged as collateral by currency as of the dates indicated, according to IAS 39

	R$ in thousands
	At fair value		Amortized cost		Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2017
Denominated in reais	801,182	53,039,884	123,691,195	-	177,532,261
Denominated in foreign currency (1)	-	6,442,912	-	-	6,442,912
(1) Predominantly U.S. dollars.

114 Form 20-F – December 2019

Form 20-F

4.B.100.06 Loans and advances to customers

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

December 31,	R$ in thousands
	2019	2018	2017	2016	2015
Companies	226,976,385	218,944,963	199,940,296	224,046,200	225,686,820
Financing and On-lending	104,138,378	105,672,794	101,449,452	114,767,239	115,486,615
Financing and export	47,484,556	47,626,728	38,272,982	41,872,521	38,058,627
Housing loans	16,822,185	22,415,363	26,539,317	28,754,887	25,756,569
Onlending BNDES/Finame	16,643,236	18,947,583	24,263,448	29,132,236	31,131,328
Vehicle loans	12,040,355	7,828,417	4,901,102	5,183,346	6,640,862
Import	8,398,252	6,850,465	5,318,043	7,140,346	11,020,731
Leases	2,749,794	2,004,238	2,154,560	2,683,903	2,878,498
Borrowings	111,327,898	102,614,435	87,873,248	97,188,790	97,037,511
Working capital	57,887,358	55,739,546	52,409,785	59,992,231	64,662,680
Rural loans	5,525,886	5,459,694	5,683,215	6,570,535	5,439,595
Other	47,914,654	41,415,195	29,780,248	30,626,024	26,935,236
Operations with limits (1)	11,510,109	10,657,734	10,617,596	12,090,171	13,162,694
Credit card	4,000,712	3,105,494	2,708,517	2,746,222	2,583,884
Overdraft for corporates/ Overdraft for individuals	7,509,397	7,552,240	7,909,079	9,343,949	10,578,810
Individuals	230,415,990	192,547,692	173,873,369	168,037,673	144,636,849
Financing and On-lending	78,615,264	67,861,394	60,302,622	57,069,571	49,549,897
Housing loans	44,175,642	38,179,023	33,338,566	31,703,151	22,357,946
Vehicle loans	28,350,727	23,246,610	20,354,966	18,516,602	19,843,614
Onlending BNDES/Finame	5,872,331	6,222,532	6,392,218	6,684,324	7,026,780
Other	216,564	213,229	216,872	165,494	321,557
Borrowings	105,427,418	83,968,350	74,382,441	72,857,618	63,570,080
Payroll-deductible loans	63,144,951	51,284,334	43,968,511	38,804,196	34,564,935
Personal credit	24,338,888	16,858,123	14,184,488	17,445,304	15,050,302
Rural loans	8,543,433	7,894,249	7,838,314	7,852,264	8,270,679
Other	9,400,146	7,931,644	8,391,128	8,755,854	5,684,164
Operations with limits (1)	46,373,308	40,717,948	39,188,306	38,110,484	31,516,872
Credit card	41,353,388	36,447,880	34,860,468	34,661,511	28,359,544
Overdraft for corporates/ Overdraft for individuals	5,019,920	4,270,068	4,327,838	3,448,973	3,157,328
Total portfolio	457,392,375	411,492,655	373,813,665	392,083,873	370,323,669

Impairment of loans and advances	-	-	(27,055,566)	(24,780,839)	(25,455,205)

Expected credit losses for loans and advances	(33,863,659)	(31,105,579)	-	-	-

Net loans and advances to customers	423,528,716	380,387,076	346,758,099	367,303,034	344,868,464
(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

➢ Expected losses of loans and advances

On January 1, 2018, we adopted IFRS 9 that, among other changes, alters the form of calculating the estimate of loss of operations subject to the credit risk from a model of "incurred losses" to a model of "expected losses". Due to this change, we revised and changed our internal policies and methodologies of calculation of losses of operations subject to credit risk. The new methodologies require, due to their nature, the use of judgments and premises on our part, which includes the analysis of the external factors and the general economic conditions and projections, as to the internal factors, such as the history of losses, products, restructuring, risk assessments of the borrowers and guarantees.

For previous periods, we used the criterion of impairment of loans and advances that, in line with IAS 39, represent our estimates of incurred losses in our portfolio of loans and advances. The assessment of this estimate is based on frequent revisions of individual loans and loans collectively assessed for impairment.

For further information on the methodology of calculating the expected losses, see Note 4 to our consolidated financial statements in “Item 18. Financial Statements”.

➢ Write-offs

The whole or part of a financial asset is written off against the respective credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recovery of amounts previously written-off is credited on the income statement.

115 Bradesco

4.B. Business Overview
Form 20-F

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

For more information on our categorization of loans, see “4.B.70 Regulation and Supervision – 4.B.70.02 Bank regulations – 4.B.70.02-11 Treatment of Loans and Advances”.

➢ Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented 6.3% in 2019, 8.1% in 2018 and 8.1% in 2017 of our portfolio of loans and advances. In many cases, our customers hold derivative instruments to minimize exchange rate variation risk.

116 Form 20-F – December 2019

Form 20-F

➢ Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2019	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Expected credit losses for loans and advances	Total
Companies	23,990,158	19,936,304	14,456,809	32,425,533	38,142,963	85,305,818	12,718,800	226,976,385	(17,039,223)	209,937,162
Financing and On-lending	7,574,075	6,261,197	5,056,405	15,548,941	16,625,695	51,890,575	1,181,490	104,138,378	(4,375,031)	99,763,347
Financing and export	5,166,155	3,369,658	2,610,340	9,076,654	8,242,760	18,585,603	433,386	47,484,556	(1,301,458)	46,183,098
Housing loans	260,587	305,162	267,235	589,303	1,047,594	14,005,864	346,440	16,822,185	(1,259,871)	15,562,314
Onlending BNDES/Finame	520,735	387,476	410,262	1,202,552	3,121,108	10,981,214	19,889	16,643,236	(831,860)	15,811,376
Vehicle loans	563,830	526,490	532,594	1,406,915	2,484,813	6,204,501	321,212	12,040,355	(763,564)	11,276,791
Import	961,474	1,566,809	1,136,656	3,006,725	1,266,500	459,586	502	8,398,252	(74,506)	8,323,746
Leases	101,294	105,602	99,318	266,792	462,920	1,653,807	60,061	2,749,794	(143,772)	2,606,022
Borrowings	14,863,627	11,685,291	7,362,803	16,027,928	21,119,169	33,414,958	6,854,122	111,327,898	(11,843,240)	99,484,658
Working capital	85,871	3,276,985	3,015,831	8,819,331	15,089,267	25,862,797	1,737,276	57,887,358	(5,383,635)	52,503,723
Rural loans	151,921	206,875	257,631	1,101,084	2,519,999	1,242,390	45,986	5,525,886	(176,750)	5,349,136
Other	14,625,835	8,201,431	4,089,341	6,107,513	3,509,903	6,309,771	5,070,860	47,914,654	(6,282,855)	41,631,799
Operations with limits (1)	1,552,456	1,989,816	2,037,601	848,664	398,099	285	4,683,188	11,510,109	(820,952)	10,689,157
Credit card	-	-	-	-	-	-	4,000,712	4,000,712	(284,781)	3,715,931
Overdraft for corporates/ Overdraft for individuals	1,552,456	1,989,816	2,037,601	848,664	398,099	285	682,476	7,509,397	(536,171)	6,973,226
Individuals	11,485,016	9,561,361	8,271,267	17,851,696	29,180,989	105,913,594	48,152,067	230,415,990	(16,824,436)	213,591,554
Financing and On-lending	2,261,774	2,214,846	2,119,072	5,312,218	9,718,966	55,292,348	1,696,040	78,615,264	(2,072,682)	76,542,582
Housing loans	684,315	801,366	701,767	1,547,529	2,751,017	36,779,885	909,763	44,175,642	(815,520)	43,360,122
Vehicle loans	1,327,620	1,239,696	1,254,067	3,312,780	5,850,846	14,609,378	756,340	28,350,727	(1,153,368)	27,197,359
Onlending BNDES/Finame	183,734	136,715	144,755	424,304	1,101,239	3,874,566	7,018	5,872,331	(90,077)	5,782,254
Other	66,105	37,069	18,483	27,605	15,864	28,519	22,919	216,564	(13,717)	202,847
Borrowings	8,185,448	6,016,353	4,790,089	11,972,159	19,195,899	50,621,056	4,646,414	105,427,418	(7,602,122)	97,825,296
Payroll-deductible loans	1,948,972	2,054,354	1,822,594	5,253,945	9,557,148	39,923,578	2,584,360	63,144,951	(2,413,320)	60,731,631
Personal credit	3,132,223	2,033,157	1,766,910	3,817,651	5,054,052	7,538,767	996,128	24,338,888	(2,270,637)	22,068,251
Rural loans	234,881	319,843	398,317	1,702,359	3,896,108	1,920,827	71,098	8,543,433	(139,400)	8,404,033
Other	2,869,372	1,608,999	802,268	1,198,204	688,591	1,237,884	994,828	9,400,146	(2,778,765)	6,621,381
Operations with limits (1)	1,037,794	1,330,162	1,362,106	567,319	266,124	190	41,809,613	46,373,308	(7,149,632)	39,223,676
Credit card	-	-	-	-	-	-	41,353,388	41,353,388	(6,271,650)	35,081,738
Overdraft for corporates/ Overdraft for individuals	1,037,794	1,330,162	1,362,106	567,319	266,124	190	456,225	5,019,920	(877,982)	4,141,938
Total loans and advances to customers	35,475,174	29,497,665	22,728,076	50,277,229	67,323,952	191,219,412	60,870,867	457,392,375	(33,863,659)	423,528,716
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

117 Bradesco

4.B. Business Overview
Form 20-F

As of December 31, 2019	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of interest rates of loans and advances to customer by maturity
Fixed rates	31,362,359	25,077,626	18,920,688	38,301,417	53,498,967	120,750,615	59,874,076	347,785,748
Floating rates	4,112,815	4,420,039	3,807,388	11,975,812	13,824,985	70,468,797	996,791	109,606,627
Total	35,475,174	29,497,665	22,728,076	50,277,229	67,323,952	191,219,412	60,870,867	457,392,375

118 Form 20-F – December 2019

Form 20-F

➢ Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are denominated in U.S. dollars and made to subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 2.4% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border loans and advances to customers, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the borrower’s parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 1.4% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border investments in securities, divided by the average of the last three years of the total assets).

➢ Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers’ economic activity, as of the dates indicated:

As of December 31,	R$ in thousands, except %
	2019		2018		2017
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	8,899,863	1.9%	9,259,368	2.3%	9,676,927	2.6%
Petrol, derived and aggregated activities	8,870,762	1.9%	9,092,151	2.3%	9,410,382	2.5%
Electricity	3,032	-	1,829	-	1,322	-
Other sectors	26,069	-	165,388	-	265,223	0.1%
Private sector	448,492,512	98.1%	402,233,287	97.7%	364,136,738	97.4%
Corporate	218,076,522	47.7%	209,365,567	50.9%	190,148,345	50.9%
Real estate activities and construction	21,695,592	4.7%	25,267,761	6.1%	29,383,442	7.9%
Retail	35,521,621	7.8%	32,472,286	7.9%	23,935,638	6.4%
Services	20,136,089	4.4%	19,086,508	4.6%	17,996,533	4.8%
Transportation and concession	20,807,687	4.5%	17,261,369	4.2%	14,190,284	3.8%
Automotive	12,723,830	2.8%	11,284,972	2.7%	10,014,454	2.7%
Food	11,067,069	2.4%	12,040,631	2.9%	8,866,028	2.4%
Wholesale	14,327,816	3.1%	11,467,168	2.8%	9,045,916	2.4%
Electricity	2,868,563	0.6%	4,784,015	1.2%	7,360,804	2.0%
Steel and metallurgy	9,022,956	2.0%	7,698,444	1.9%	7,001,290	1.9%
Sugar and alcohol	6,191,961	1.4%	6,907,858	1.7%	7,042,811	1.9%
Other sectors	63,713,338	13.9%	61,094,555	14.8%	55,311,145	14.8%
Individuals	230,415,990	50.4%	192,867,720	46.9%	173,988,393	46.5%
Total portfolio	457,392,375	100.0%	411,492,655	100.0%	373,813,665	100.0%
Impairment of loans and advances	-	-	-	-	(27,055,566)	(7.2)%
Expected credit losses for loans and advances	(33,863,659)	(7.4)%	(31,105,579)	(7.6)%	-	-
Total net of loans and advances to customers	423,528,716	92.6%	380,387,076	92.4%	346,758,099	92.8%

119 Bradesco

4.B. Business Overview
Form 20-F

➢ Non-performing loans and advances and expected losses of loans and advances

The following table summarizes our non-performing loans and advances (loans and advances overdue for over 60 days), as well as the total of loans and advances to clients and the respective expected loss, foreclosed assets, and certain asset quality indicators for the dates shown. We use some of these indicators for monitoring purposes and to support decision-making when granting loans and advances. For further information regarding the performance of some of these ratios, see “Item 5.A. Operating Results”:

December 31,	R$ in thousands, except %
	2019	2018	2017	2016	2015
Non-performing loans and advances to customers, over 60 days (A)	19,007,913	17,403,268	20,783,181	23,373,999	18,288,316
Foreclosed assets (B)	1,357,026	1,353,330	1,520,973	1,578,966	1,247,106
Total non-performing loans and advances to customers and foreclosed assets (C)	20,364,939	18,756,598	22,304,154	24,952,965	19,535,422
Total loans and advances to customers (D)	457,392,375	411,492,655	373,813,665	392,083,873	370,323,669
Impairment of loans and advances (E)	-	-	27,055,566	24,780,839	25,455,205
Expected credit losses for loans and advances (1) (F)	33,863,659	31,105,579	-	-	-
Non-performing loans and advances as a percentage of total loans and advances to customers (D / A)	4.2%	4.2%	5.6%	6.0%	4.9%
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to customers (C / D)	4.5%	4.6%	6.0%	6.4%	5.3%
Impairment of loans and advances as a percentage of total loans and advances (E / D)	-	-	7.2%	6.3%	6.9%
Expected credit losses for loans and advances as a percentage of total loans and advances (F / D)	7.4%	7.6%	-	-	-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers (E / A)	-	-	130.2%	106.0%	139.2%
Expected credit losses for loans and advances as a percentage of non-performing loans and advances to customers (F / A)	178.2%	178.7%	-	-	-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets (E / C)	-	-	121.3%	99.3%	130.3%
Expected credit losses for loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets (F / C)	166.3%	165.8%	-	-	-
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances) (2)	2.1%	3.1%	3.8%	4.1%	3.0%
(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

(2) Total net value written off divided by average total assets. For further information, see "4.B.100.06 Loans and advances to customers -  Expected losses of loans and advances” and "4.B.100.01 Average balance sheet and interest rate data - Interest-earning and non-interest earning assets".

120 Form 20-F – December 2019

Form 20-F

➢ Losses of loans and advances

The following table shows the impairment losses of our loans and advances by type for the periods indicated (for 2019 and 2018 impairment was calculated according to IFRS 9, for all other periods it was calculated according to IAS 39).

December 31,	R$ in thousands, except %
	2019	2018
Balance at the beginning of the period	34,376,471	27,055,566
Impact of adoption of IFRS 9	-	3,829,476
Balance at the beginning of the period adjusted	34,376,471	30,885,042
	*	*
Charge-off from assets
Companies	(5,986,498)	(6,241,440)
Financing and On-lending	(1,594,018)	(1,580,397)
Financing and export	(724,528)	(580,634)
Housing loans	(569,427)	(496,103)
Onlending BNDES/Finame	(163,366)	(219,754)
Vehicle loans	(97,603)	(152,358)
Import	(9,982)	(61,360)
Leases	(29,112)	(70,188)
Borrowings	(4,005,755)	(4,167,441)
Working capital	(1,883,326)	(2,649,756)
Rural loans	(4,575)	(9,181)
Other	(2,117,854)	(1,508,504)
Operations with limits (2)	(386,725)	(493,602)
Credit card	(75,551)	(117,186)
Overdraft for corporates/ Overdraft for individuals	(311,174)	(376,416)
Individuals	(10,678,618)	(12,506,201)
Financing and On-lending	(496,868)	(1,188,417)
Housing loans	(149,222)	(605,814)
Vehicle loans	(176,375)	(225,508)
Onlending BNDES/Finame	(24,346)	(18,536)
Other	(146,925)	(338,559)
Borrowings	(5,315,534)	(5,647,564)
Payroll-deductible loans	(1,022,097)	(843,162)
Personal credit	(2,566,621)	(3,681,272)
Rural loans	(430,966)	(458,818)
Other	(1,295,850)	(664,312)
Operations with limits (2)	(4,866,216)	(5,670,220)
Credit card	(4,121,893)	(3,545,959)
Overdraft for corporates/ Overdraft for individuals	(744,323)	(2,124,261)
Total charge-off from assets	(16,665,116)	(18,747,641)
*	-	-
Recoveries
Companies	4,665,224	4,121,108
Financing and On-lending	2,362,196	1,020,956
Financing and export	1,822,032	434,948
Housing loans	215,994	174,100
Onlending BNDES/Finame	124,231	174,975
Vehicle loans	91,390	127,991
Import	43,460	72,686
Leases	65,089	36,256
Borrowings	2,045,651	2,938,314
Working capital	1,101,930	1,407,366
Rural loans	5,320	17,607
Other	938,401	1,513,341
Operations with limits (2)	257,377	161,838
Credit card	140,309	903
Overdraft for corporates/ Overdraft for individuals	117,068	160,935
Individuals	3,243,672	3,025,987
Financing and On-lending	668,546	1,396,890
Housing loans	293,027	281,821
Vehicle loans	243,955	301,072
Onlending BNDES/Finame	52,112	46,475
Other	79,452	767,522
Borrowings	1,861,921	974,892
Payroll-deductible loans	114,199	87,070
Personal credit	740,311	760,611
Rural loans	134,378	125,247
Other	873,033	1,964
Operations with limits (2)	713,205	654,205
Credit card	516,014	457,959
Overdraft for corporates/ Overdraft for individuals	197,191	196,246
Total recoveries	7,908,896	7,147,095
*	*	*
Net charge–offs	(8,756,220)	(11,600,546)
*	*	*
Net impairment losses on loans and advances	-	-
*	*	*
Expected credit losses for loans and advances	12,532,133	15,091,975
*	*	*
Balance at the end of the period	38,152,384	34,376,471
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	2.1%	3.1%
(1) Includes renegotiated operations.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

121 Bradesco

4.B. Business Overview
Form 20-F

Based on information available regarding our borrowers, we believe the loss of loans and advances recognized is sufficient to cover expected losses on our loans and advances.

122 Form 20-F – December 2019

Form 20-F

➢ Reconciliation of the loans and advances and of expected losses in stages

The following tables show a reconciliation of the accounting value of the loans and advances to clients and of expected losses according to IFRS 9.

Consolidated - 3 stages	R$ thousand
	Balance on 12.31.2018	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019
Companies	218,944,960	(16,219,337)	136,249,005	(106,011,744)	(5,986,498)	226,976,386
Financing and on-lendings	105,672,793	(7,476,859)	49,513,108	(41,976,643)	(1,594,018)	104,138,381
Borrowings	102,614,433	(8,742,478)	78,399,584	(56,937,887)	(4,005,755)	111,327,897
Operations with limits	10,657,734	-	8,336,313	(7,097,214)	(386,725)	11,510,108
Individuals	192,547,695	(17,898,090)	145,183,044	(78,738,042)	(10,678,618)	230,415,989
Financing and on-lendings	67,861,396	(9,666,002)	32,031,459	(11,114,721)	(496,868)	78,615,264
Borrowings	83,968,351	(8,232,088)	73,123,746	(38,117,056)	(5,315,534)	105,427,419
Operations with limits	40,717,948	-	40,027,839	(29,506,265)	(4,866,216)	46,373,306
Total	411,492,655	(34,117,427)	281,432,049	(184,749,786)	(16,665,116)	457,392,375
(1) Composed of advanced settlements, maturities and changes.

Consolidated - 3 stages	R$ thousand
	Expected loss on 12.31.2018	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019
Companies	16,851,836	1,776,286	6,668,716	76,752	(5,986,498)	19,387,092
Financing and on-lendings	5,250,542	526,081	1,068,853	(332,746)	(1,594,018)	4,918,712
Borrowings	10,629,226	1,250,205	4,795,520	817,854	(4,005,755)	13,487,050
Operations with limits	972,068	-	804,343	(408,356)	(386,725)	981,330
Individuals	17,524,635	488,359	12,257,328	(826,412)	(10,678,618)	18,765,292
Financing and on-lendings	1,926,323	105,717	678,262	(140,510)	(496,868)	2,072,924
Borrowings	6,562,601	382,642	4,729,961	1,274,898	(5,315,534)	7,634,568
Operations with limits	9,035,711	-	6,849,105	(1,960,800)	(4,866,216)	9,057,800
Total (1)	34,376,471	2,264,645	18,926,044	(749,660)	(16,665,116)	38,152,384
(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

For more information about our loans and advances and expected credit losses, as well as details of each stages, see Note 23 to our consolidated financial statements in “Item 18. Financial Statements”.

123 Bradesco

4.B. Business Overview
Form 20-F

➢ Expected losses of loans and advances by category

The following tables set forth the expected losses of our loans and advances by category. The expected losses amount and the loans and advances category are stated as a percentage of total loans and advances. Due to the implementation of IFRS 9, which occurred in 2018, we present the tables of the previous periods based on incurred losses:

•         IFRS 9 – Expected Losses:

December 31, 2019	R$ in thousands, except %
	Expected credit losses for loans and advances	Expected credit losses of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Companies	17,039,223	4.1%	49.6%
Financing and On-lending	4,375,031	1.1%	23.6%
Financing and export	1,301,458	0.3%	10.9%
Housing loans	1,259,871	0.3%	3.7%
Onlending BNDES/Finame	831,860	0.2%	3.7%
Vehicle loans	763,564	0.2%	2.7%
Import	74,506	0.0%	2.0%
Leases	143,772	0.0%	0.6%
Borrowings	11,843,240	2.8%	23.5%
Working capital	5,383,635	1.3%	12.4%
Rural loans	176,750	0.0%	1.3%
Other	6,282,855	1.5%	9.8%
Operations with limits (2)	820,952	0.2%	2.5%
Credit card	284,781	0.1%	0.9%
Overdraft for corporates/ Overdraft for individuals	536,171	0.1%	1.6%
Individuals	16,824,436	4.0%	50.4%
Financing and On-lending	2,072,682	0.5%	18.1%
Housing loans	815,520	0.2%	10.2%
Vehicle loans	1,153,368	0.3%	6.4%
Onlending BNDES/Finame	90,077	0.0%	1.4%
Other	13,717	0.0%	0.0%
Borrowings	7,602,122	1.8%	23.1%
Payroll-deductible loans	2,413,320	0.6%	14.3%
Personal credit	2,270,637	0.5%	5.2%
Rural loans	139,400	0.0%	2.0%
Other	2,778,765	0.7%	1.6%
Operations with limits (2)	7,149,632	1.7%	9.3%
Credit card	6,271,650	1.5%	8.3%
Overdraft for corporates/ Overdraft for individuals	877,982	0.2%	1.0%
Total	33,863,659	7.4%	100.0%
(1) net of expected losses of loans and advances.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

124 Form 20-F – December 2019

Form 20-F

December 31, 2018	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Companies	11,710,325	2.8%	54.5%
Financing and On-lending	3,710,440	0.9%	26.8%
Financing and export	1,176,475	0.3%	12.2%
Housing loans	1,408,549	0.3%	5.5%
Onlending BNDES/Finame	760,170	0.2%	4.8%
Vehicle loans	263,875.00	0.1%	2.0%
Import	49,459	0.0%	1.8%
Leases	51,912	0.0%	0.5%
Borrowings	7,349,841	1.8%	25.0%
Working capital	3,600,475	0.9%	13.7%
Rural loans	250,274	0.1%	1.4%
Other	3,499,092	0.9%	10.0%
Operations with limits (2)	650,044	0.2%	2.6%
Credit card	225,759	0.1%	0.8%
Overdraft for corporates/ Overdraft for individuals	424,285	0.1%	1.9%
Individuals	19,395,254	4.7%	45.5%
Financing and On-lending	2,916,334	0.7%	17.1%
Housing loans	619,699	0.2%	9.9%
Vehicle loans	1,327,523	0.3%	5.8%
Onlending BNDES/Finame	189,760	0.0%	1.6%
Other	779,352	0.2%	-0.1%
Borrowings	9,649,973	2.3%	19.5%
Payroll-deductible loans	1,375,433	0.3%	13.1%
Personal credit	3,496,830	0.8%	3.5%
Rural loans	407,032	0.1%	2.0%
Other	4,370,678	1.1%	0.9%
Operations with limits (2)	6,828,947	1.7%	8.9%
Credit card	6,082,057	1.5%	8.0%
Overdraft for corporates/ Overdraft for individuals	746,890	0.2%	0.9%
Total	31,105,579	7.6%	100.0%
(1) net of expected losses of loans and advances.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

•         IAS 39 – Incurred Losses:

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

125 Bradesco

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

➢ Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in expected losses for the periods shown. It is important to note that as from January 1, 2018, we applied IFRS 9, which includes new models for the classification and measurement of financial instruments and for this reason, in 2019 and 2018 the table below includes repurchase agreements where the underlying assets have been repledged which, in prior years, were presented in the line item “Financial assets pledged as collateral”:

126 Form 20-F – December 2019

Form 20-F

December 31,	R$ in thousands
	2019	2018	2017
Loans and advances to banks outstanding by type of operation
Repurchase agreements
Own portfolio position
Financial treasury bills	-	9,088,295	4,517,178
National treasury bills	229,568	15,280,734	2,447,381
National treasury notes	5,312,195	7,028,541	10,485,142
Debentures	-	-	-
Others	1,426,409	446,441	37,476
Financial Position
Financial treasury bills	9,961,815	10,489,798	-
National treasury bills	4,175,254	22,746,835	-
National treasury notes	24,314,031	27,206,904	-
Short position
Brazilian government securities	2,859,289	4,017,035	3,558,414
Subtotal	48,278,561	96,304,583	21,045,591
Interbank deposits	7,592,731	6,443,575	7,336,988
Foreign currency transactions	2,740,916	1,486,418	2,278,744
Bank deposit certificates	-	-	544,160
Credit acquisition with co-obligation	516,048	1,016,352	1,047,722
Impairment of loans and advances	-	-	(5,481)
Expected credit losses for loans and advances	(44,465)	(1,978)	-
Total of loans and advances to banks, net of impairment	59,083,791	105,248,950	32,247,724

December, 31	R$ in thousands
	2019	2018	2017
Change loss - "Expected" / "impairment"
Balance at the beginning of the year	1,978	5,481	7,398
Additions/(Reductions)	42,487	(3,503)	(1,917)
Balance at the end of the year	44,465	1,978	5,481

4.B.100.07 Average balances of deposits and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2019		2018		2017
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	32,764,740	-	32,720,748	-	31,014,556	-
Total non-interest-bearing deposits	32,764,740	-	32,720,748	-	31,014,556	-
*
Interest–bearing deposits
Savings deposits	108,975,557	4.2%	103,764,844	4.5%	96,511,751	5.9%
Time deposits	192,298,337	4.1%	158,396,848	4.0%	124,357,467	6.2%
Total interest–bearing deposits	301,273,894	-	262,161,692	-	220,869,218	-
Total deposits	334,038,634	-	294,882,440	-	251,883,774	-

➢ Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

127 Bradesco

4.B. Business Overview
Form 20-F

December 31, 2019	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	37,305,954	-	-	-	37,305,954
Total non-interest-bearing deposits	37,305,954	-	-	-	37,305,954
*	*	*	*	*	*
Interest–bearing deposits
Savings deposits (1)	114,177,799	-	-	-	114,177,799
Time deposits	9,921,168	8,291,491	39,511,161	140,643,380	198,367,200
Total interest–bearing deposits	124,098,967	8,291,491	39,511,161	140,643,380	312,544,999
*
Total domestic deposits	161,404,921	8,291,491	39,511,161	140,643,380	349,850,953
*	*	*	*	*	*
International deposits (2)
Non–interest–bearing deposits
Demand deposits	1,584,113	-	-	-	1,584,113
Total non-interest-bearing deposits	1,584,113	-	-	-	1,584,113
*	*	*	*	*	*
Interest–bearing deposits
Time deposits	12,869,132	1,920,342	1,748,088	230,973	16,768,535
Total interest–bearing deposits	12,869,132	1,920,342	1,748,088	230,973	16,768,535
*	*	*	*	*	*
Total international deposits	14,453,245	1,920,342	1,748,088	230,973	18,352,648
*	*	*	*	*	*
Total deposits	175,858,166	10,211,833	41,259,249	140,874,353	368,203,601
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of our outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2019	R$ in thousands
	omestic currency	International currency
Maturity within 3 months	5,436,769	12,836,586
Maturity after 3 months but within 6 months	5,987,889	1,947,685
Maturity after 6 months but within 12 months	39,787,141	1,747,287
Maturity after 12 months	59,425,097	112,641
Total deposits in excess of US$100,000	110,636,896	16,644,199

128 Form 20-F – December 2019

Form 20-F

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or “Nova Cidade de Deus”. Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see “Item 7.A. Major Shareholders”. ." For further information about our significant subsidiaries as of December 31, 2019, see Exhibit 8.1 to this annual report.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2019. With the exception of Bradesco Argentina, Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information in relation to the consolidation of our significant subsidiaries, see Note 2.a to our consolidated financial statements in “Item 18. Financial Statements”.

129 Bradesco

4.D. Property, Plants and Equipment
Form 20-F

4.D. Property, Plants and Equipment

As of December 31, 2019, we owned 893 properties and leased 6,635 properties throughout Brazil which are largely branches and banking service points (“PAs”) and six leased properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This discussion should be read in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

5.A.10 Overview

Our results of operations are affected by, among others, the following factors:

5.A.10.01 Brazilian Economic Conditions

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

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	In R$, except %
	2019	2018	2017
Inflation (IPCA)	4.3%	3.8%	3.0%
Appreciation/(depreciation) of the real against the U.S. dollar	(4.0)%	(17.1)%	(1.5)%
Period-end exchange rate-US$1.00	4.0307	3.8748	3.3080
Average exchange rate‑US$1.00 (1)	3.9390	3.6745	3.2074
(1) Average exchange rate considering the closing exchange rates at the end of each month starting December of the previous year.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

130 Form 20-F – December 2019

Form 20-F

	2019	2018	2017
Change in real GDP (1)	1.1%	1.3%	1.3%
Average base interest rates (2)	5.9%	6.4%	10.0%
Average interbank interest rates (3)	5.9%	6.4%	9.9%
(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year;
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with B3 methodology (ex-Clearing and Custody Chamber -"CETIP") (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and B3.

5.A.10.02 Effects of the global financial markets on our financial condition and results of operations

The global economic environment in 2019 was marked by a high level of financial uncertainty, with negative impacts on economic activity.  Trade tensions involving the two largest world economies had a prominent role in this, in addition to concerns related to Brexit, institutional instability in developed and emerging nations and geopolitical issues.  In this context, the confidence of economic agents was affected, leading to the deceleration of global GDP which was already impacted by the reduction in trade between the countries.  As a consequence, the main central banks generated or expanded the level of monetary stimulus, minimizing an even greater impact on economic activity.  In some markets, especially in Europe, long-term interest rates have edged towards the negative terrain.

At the end of 2019, progress in the negotiations between the U.S. and China contributed to reducing the risks for the subsequent year. However, the global scenario has changed considerably due to the Covid-19 pandemic, which has led several countries to paralyze their economic activities, in an environment of strong financial volatility and increased uncertainties. For more information see Item 3.D.10.01-01 - Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes which impact economic growth, including the Covid-19 pandemic.

The Chinese economy showed clear signs of the trade restrictions imposed in 2018 and 2019, but began to show signs of stabilization, with GDP at a level below 6.0%. This scenario, however, is expected to deteriorate in 2020 due to the impact of Covid-19. In the U.S., the Federal Reserve Bank interrupted the cycle of monetary loosening conducted in 2019 and once again adopted measures of relaxation at the beginning of 2020, because of the global pandemic. In Europe, the trend for this year is also strong deceleration or even recession, because of Covid-19 and its impacts, especially in Italy.

5.A.10.03 Effects of interest rates and devaluation/appreciation on net interest income

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

In 2019, our net interest income decreased by 1.5% compared to 2018, as R$65,800 mil in 2019 as compared to R$66,808 million in 2018. This reduction was due to the reduction in the average net interest rate, which decreased to 5.8% in 2019 from 6.2% in 2018, impacting our result negatively by R$8,229 million, reflecting the changes in active interest rates.

In 2018, our net interest income increased by 31.9% in relation to 2017, as R$66,808 million in 2018 as compared to R$50,643 million in 2017. This increase was mainly due to changes in average net interest rates, to 6.2% in 2018 from 4.9% in 2017, mainly due to the decrease in the average interest rate paid on our interest-bearing liabilities, increasing our result by R$11,087 million. In addition, it is important to highlight that the increase in the average business volume, which contributed with R$5,078 million to the income.

131 Bradesco

5.A. Operating Results
Form 20-F

The following tables show our foreign-currency denominated or indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2019	2018	2017
Assets
Cash and balances with banks	4,185,462	4,877,776	2,088,498
Financial assets at fair value through profit or loss	7,525,548	7,145,776	-
Financial assets held for trading	-	-	5,577,959
Financial assets at fair value through other comprehensive income	15,643,830	11,038,993	-
Financial assets available for sale	-	-	8,235,422
Financial assets at amortized cost	404,985	351,218	-
Investments held to maturity	-	-	7,614
Financial assets pledged as collateral	-	-	6,442,912
Loans and advances to banks	2,740,916	1,823,332	2,317,795
Loans and advances to customers	28,656,292	33,337,418	30,206,332
Non-current assets held for sale	-	45,980	12,742
Investments in associated companies and joint ventures	-	-	-
Property and equipment, net of accumulated depreciation	29,938	21,095	22,301
Intangible assets and goodwill, net of accumulated amortization	21,156	15,283	14,355
Taxes to be offset	80,082	62,977	40,744
Deferred income tax assets	911	38,850	1,239
Other assets	27,664,435	17,819,892	14,437,857
Total assets	86,953,555	76,578,590	69,405,770
Off-balance sheet accounts – notional value
Derivatives
Futures	15,359,166	38,252,140	45,761,604
Forward	16,774,812	30,124,539	61,945,267
Options	1,188,718	3,439,189	3,873,614
Swaps	23,000,379	48,081,376	83,452,524
Total assets with derivatives (a)	143,276,630	196,475,834	264,438,779

December 31,	R$ in thousands
	2019	2018	2017
Liabilities
Deposits from banks	31,630,281	39,637,876	27,717,074
Deposits from customers	17,808,646	15,148,602	12,517,759
Financial liabilities held for trading	-	-	682,936
Financial liabilities at fair value through profit or loss	1,457,142	1,319,482	-
Funds from securities issued	3,375,634	4,092,232	3,078,089
Subordinated debt	11,127,795	13,641,188	11,637,722
Insurance technical provisions and pension plans	14,689	13,934	5,002
Other provisions	-	-	1,954
Current income tax liabilities	4,485	5,118	6,794
Deferred income tax liabilities	157,751	67	-
Other liabilities	9,169,541	7,059,529	7,652,391
Total liabilities	74,745,964	80,918,028	63,299,721
Off-balance sheet accounts – notional value
Derivatives
Futures	69,657,164	58,074,431	80,477,183
Forward	13,750,972	32,773,310	63,854,548
Options	1,198,893	3,736,166	4,188,412
Swap	37,720,081	69,151,390	99,508,626
Total liabilities with derivative (b)	197,073,074	244,653,325	311,328,490
Net exposure (a-b)	(53,796,444)	(48,177,491)	(46,889,711)

132 Form 20-F – December 2019

Form 20-F

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2.d (iii) and 20 to our consolidated financial statements in “Item 18. Financial Statements”.

Our net exposure in relation to our net assets amounted to 39.7% as of December 31, 2019, 38.6% as of December 31, 2018 and 39.8% as of December 31, 2017.

5.A.10.04 Taxes

Our income tax expenses comprise two federal taxes affecting adjusted net profit: IRPJ, which is levied at a rate of 15.0% plus an additional 10.0% on the taxable profits that exceed R$240 thousand in a year and the Social Contribution Tax, which currently is levied at a rate of 20.0% for banks of any kind and development agencies and at 15.0% for the majority of other financial institutions (e.g. capitalization and private insurance, credit companies and security brokers, among others).

Corporations based in Brazil may pay shareholders interest on equity as an alternative form of making a portion of dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on equity. For further information on our tax expenses, see "Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.80 Taxes related to our activities – 4.B.80.02 Income Tax and social contribution on profits"; "Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends"; and "Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.03 Interest on equity(“JCP”)".

5.A.10.05 Impact of material acquisitions and strategic alliances on our future financial performance

We believe that the acquisitions and strategic alliances conducted in the last years will contribute to increase our future results. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see “Item 4.A. History and Development of the Company – 4.A.10 Acquisitions, divestments and other strategic alliances”.

5.A.10.06 Critical accounting policies

Our significant accounting policies are described in Note 2 to our audited consolidated financial statements in “Item 18. Financial Statements”. The following section describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates or changes in the estimates between periods could cause a material impact on our financial condition and results of operations, as shown in our financial statements.

We consider the following items as critical accounting policies:

•         Expected credit losses – see note 2.d) Financial assets and liabilities – viii Expected credit losses;

•         Impairment of goodwill – see note 2.i) Impairment losses on non-financial assets (except for deferred tax assets);

•         Contingencies – see note 2.j) Provisions, contingent assets and liabilities and legal obligations;

•         Insurance and pension plan technical provisions – see note 2.l) Insurance and pension plan technical provisions; and

•         Income tax – see note 2.t) Income tax and social contribution.

133 Bradesco

5.A. Operating Results
Form 20-F

5.A.20 Results by operational segment

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bonds segment.

The following data about different segments were prepared based on reports made for Management to assess performance and make decisions on allocating funds for investments and other purposes. Our Management uses various data, including financial data prepared under accounting practices (BR GAAP) adopted in Brazil and non-financial metrics compiled on different bases. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with IFRS, when results by segments significantly differ to results derived from our consolidated financial statements, such differences will be explained in conjunction with the explanations of the results that precede them. See Note 5 to our consolidated financial statements in “Item 18. Financial Statements”.

For a description of our operational segment’s operations, see “Item 4.B. Business Overview”.

5.A.20.01 Results of operations for the year ended December 31, 2019 compared with the year ended December 31, 2018

The following tables set forth the principal components of our net income for 2019 and 2018, on a consolidated basis and by segment. Our result, composed of net interest income on a consolidated basis in accordance with IFRS, and financial margin in the segmentation information, composed of the result of financial intermediation in accordance with BR GAAP. In both cases, the results are derived mainly from revenues from loan operations, result of financial assets and operations yielding interest, before the expense with expected losses on loans and advances/Allowances for loan losses.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2019	2018	% change
Interest and similar income	124,417,705	122,053,139	1.9%
Interest and similar expenses	(58,617,986)	(55,244,669)	6.1%
Net interest income	65,799,719	66,808,470	(1.5)%
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	(1,090,917)	(11,676,573)	-
Net gains/(losses) on financial assets at fair value through other comprehensive income	655,832	1,073,563	(38.9)%
Net gains/(losses) on foreign currency transactions	323,774	1,096,826	(70.5)%
Financial margin	65,688,408	57,302,286	14.6%
Expected credit losses	(14,004,527)	(16,264,835)	(13.9)%
Gross Income from Financial Intermediation	51,683,881	41,037,451	25.9%
Gross profit from insurance and pension plans	8,254,939	7,656,872	7.8%
Fee and commission income	25,337,676	23,831,590	6.3%
Personnel expenses	(24,526,318)	(18,871,462)	30.0%
Other administrative expenses	(16,489,578)	(16,873,962)	(2.3)%
Depreciation and amortization	(5,865,768)	(4,808,255)	22.0%
Share of profit of associates and joint ventures	1,201,082	1,680,375	(28.5)%
Other operating income / expenses	(26,214,836)	(14,210,594)	84.5%
Income before income taxes	13,381,078	19,442,015	(31.2)%
Income tax and social contribution	7,792,129	(2,693,576)	-
Net income for the year	21,173,207	16,748,439	26.4%

134 Form 20-F – December 2019

Form 20-F

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2019	2018	% Change	2019	2018	% Change
Revenue from financial intermediation	113,402,430	110,639,034	2.5%	22,936,178	18,612,108	23.2%
Expenses from financial intermediation	(49,683,456)	(52,958,441)	(6.2)%	(16,930,146)	(13,365,526)	26.7%
Net interest income	63,718,974	57,680,593	10.5%	6,006,032	5,246,582	14.5%
Allowance for loan losses	(18,891,493)	(18,319,973)	3.1%	-	-	-
Gross Income from Financial Intermediation	44,827,481	39,360,620	13.9%	6,006,032	5,246,582	14.5%
Income from insurance, pension plans and capitalization bonds	-	-	-	8,935,610	8,320,676	7.4%
Fee and commission income	31,135,507	30,022,769	3.7%	2,028,371	2,169,807	(6.5)%
Personnel expenses	(23,072,600)	(18,102,452)	27.5%	(2,030,224)	(1,643,734)	23.5%
Other administrative expenses	(20,327,502)	(19,126,128)	6.3%	(1,495,894)	(1,609,750)	(7.1)%
Tax expenses	(6,203,188)	(5,660,519)	9.6%	(1,110,470)	(960,453)	15.6%
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	6,620	95.2%	276,165	206,272	33.9%
Other operating income / expenses	(21,082,041)	(11,943,485)	76.5%	(734,635)	(998,070)	(26.4)%
Operating profi	5,290,578	14,557,425	(63.7)%	11,874,955	10,731,330	10.7%
Non-operating income	(537,428)	(929,396)	(42.2)%	26,800	32,145	(16.6)%
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(1,134,166)	-	(4,490,945)	(4,374,553)	2.7%
Net Income	15,184,565	12,493,863	21.5%	7,410,810	6,388,922	16.0%

5.A.20.01-01 Net interest income

The following table shows, by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2019 and 2018:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2019/2018
	Increase/(decrease)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	7,175,375	356,930
Due to changes in average interest rates	(1,447,684)	734,995
Due to Brazilian real appreciation/depreciation	(175,084)	768
Non-interest gains / losses	485,774	(333,243)
Net change	6,038,381	759,450

➢ Banking

The growth of 10.5% in our net interest income is related to the increase in the average volume of our business, which contributed positively to our result with R$7,175 million, highlighting the revenues derived from our loan operations, which amount to R$70,870 million, a 9.4% increase compared to 2018, with emphasis on (a) the growth of the portfolio of (i) the funding for consumption (payroll-deductible loans, personal loans, credit card and vehicle financing) and (ii) real estate financing, in addition to the higher revenues with investments held to maturity, offsetting the reduction due to changes in average interest rates and Brazilian real appreciation / depreciation, which impacted our result with R$1,623 million and is related to the decrease in interest rates charged in Brazil, mainly the SELIC rate, which decreased to 4.5% on December 31, 2019 from 6.5% on December 31, 2018.

➢ Insurance, pension plans and capitalization bonds

The growth of 14.5% in our net interest income is related to the increase in the average rates of interest, which decreased to 7.7% in 2019 from 6.5% in 2018, largely due to (i) the results obtained with multi-market funds and variable income, in addition to the operations indexed to the IPCA, which increased by 14.9%, to 4.3% in 2019 from 3.8% in 2018, benefiting our result with R$736 million and (iii) the average volume of our business, which contributed positively to our result with R$357 million.

135 Bradesco

5.A. Operating Results
Form 20-F

5.A.20.01-02 Revenue from financial intermediation

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2019 and 2018:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2019	2018	% Change
Average balance of interest-earning assets
Financial assets at fair value through profit or loss	240,554,612	226,255,745	6.3%
Financial assets at fair value through other comprehensive income	155,773,766	182,237,700	(14.5)%
Financial assets at amortized cost	150,042,781	101,777,446	47.4%
Loans and advances to banks	97,965,424	119,022,489	(17.7)%
Loans and advances to customers	415,669,729	373,376,534	11.3%
Compulsory deposits with the Central Bank	79,302,914	68,226,005	16.2%
Other interest-earning assets	546,050	1,250,275	(56.3)%
Total	1,139,855,276	1,072,146,194	6.3%
Average interest rate earned	10.9%	11.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2019	2018	% Change	2019	2018	% Change
Average balance of interest–earning assets
Financial assets held for trading	80,958,645	88,509,782	(8.5)%	220,466,484	211,134,531	4.4%
Financial assets available for sale	171,568,594	186,325,479	(7.9)%	40,467,244	36,077,275	12.2%
Investments held to maturity	66,926,886	33,886,235	97.5%	28,993,943	27,615,924	5.0%
Loans and advances to banks	96,255,606	116,067,732	(17.1)%	-	-	-
Loans and advances to customers	376,670,139	341,912,369	10.2%	-	-	-
Compulsory deposits with the Central Bank	79,365,522	68,288,867	16.2%	-	-	-
Other interest-earning assets	1,088,314	1,427,837	(23.8)%	-	-	-
Total	872,833,708	836,418,300	4.4%	289,927,671	274,827,730	5.5%
Average interest rate earned	11.6%	12.0%		7.7%	6.5%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data."

The following table shows, by segment, how much of the increase in our financial intermediation income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2019 and 2018:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2019/2018
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	8,599,180	1,057,211
Due to changes in average interest rates	(6,339,307)	3,599,334
Due to Brazilian real appreciation/depreciation	17,749	768
Non-interest gains / losses	485,774	(333,243)
Net change	2,763,396	4,324,070

➢ Banking

The increase of 2.5% in revenue from financial intermediation is related to the increase in the average volume of our business, which contributed positively to our result with R$8,599 million, largely due to the increase in our portfolio of loan and advance operations to clients and investments held to maturity. This growth was partially offset by changes due to the changed in average interest rates and the Brazilian real appreciation / depreciation that decrease our revenue by R$6,322 million, as a result of a decrease in interest rates in Brazil, mainly the SELIC rate, which decreased to 4.5% as of December 31, 2019 from 6.5% as of December 31, 2018.

136 Form 20-F – December 2019

Form 20-F

The revenue from loans and advances to customers totaled R$70,870 million, an increase of 9.4% compared to 2018.This increase is related to the increase of 10.2% in the average volume of these assets, contributing to our revenue with R$6,542 million. Among the products of loans and advances to individual customers, which increased in volume by 19.7% in comparison to 2018, we highlight: personal loans (+44.4%), payroll-deductible loans (+23.1%), credit card (+13.5%), real estate financing (+15.7%) and vehicle financing (+22.0%). In addition, our loans and advances to companies also increased by 3.7% compared to 2018. This increase was partially impacted by the reduction in the average rates of interest, which slightly decreased to 18.8% in 2019 from 18.9% in 2018, reducing our revenue by R$440 million.

The revenue from investments held to maturity totaled R$9,387 million, an increase of 120.7% compared to 2018. This increase is related to the increase of 97.5% of the average volume of these assets, benefiting our revenue with R$4,582 million, in addition to the increase in average rates to 14.0% in 2019 compared to 12.6% in 2018, increasing our revenue by R$551 million.

The revenue from compulsory deposits with the Central Bank totaled R$4,305 million, an increase of 9.9% compared to 2018. This increase is related to the increase of 16.2% in the average volume of these assets, which contributed positively with R$609 million, being partially offset by the reduction in the average interest rates to 5.4% in 2019 from 5.7% in 2018, reducing our revenue by R$221 million.

The revenue from loans and advances to financial institutions totaled R$6,830 million, a decrease of 26.2% compared to 2018. This decrease is related to (i) the reduction of 17.1% in the average volume of these assets, reducing our revenue by R$1,474 million, in addition to (ii) the reduction in the average interest rates to 7.1% in 2019 compared to 8.0% in 2018, which reduced our revenue by R$947 million.

The revenue from available-for-sale financial assets totaled R$8,928 million, a decrease of 41.5% compared to 2018. This decrease is related to (i) the reduction in the average interest rate to 5.2% in 2019 compared to 8.2% in 2018, which reduced our revenues by R$5,212 million, in addition to (iii) the reduction of 7.9% in the average volume of these assets, which reduced our revenue by R$1,131 million.

The revenue from financial assets for trading totaled R$5,542 million, a decrease of 9.0% compared to 2018. This decrease is related, mainly to the reduction of 8.5% in the average volume of these assets, reducing our revenue by R$517 million.

The variation in non-interest gains/losses is related to the results obtained from derivative financial instruments, reflecting the result from future contracts (including the respective adjustment to the market value of the hedge for protection of assets, liabilities, denominated and/or indexed in foreign currency, mainly those derived from investments abroad).

➢ Insurance, pension plans and capitalization bonds

The increase in our revenue largely reflects higher returns with variable income, multi-market funds and the investments indexed to the IPCA, which include more income from pension funds, whose allocation in 2019 presented a greater allocation towards assets, seeking greater profitability, mainly multi-market funds and variable income. In addition, the increase of 5.5% in the average volume of assets that yield interest benefited our revenue with R$1,057 million.

The reduction of non-interest gains/losses is related to lower gains on financial assets available for sale.

5.A.20.01-03 Expenses from financial intermediation

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2019 and 2018:

137 Bradesco

5.A. Operating Results
Form 20-F

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2019	2018	% Change
Average balance of interest-bearing liabilities
Savings deposits	108,975,557	103,764,844	5.0%
Time deposits	192,298,337	158,396,848	21.4%
Obligations for repurchase agreements	191,481,640	211,937,370	(9.7)%
Borrowings and onlendings	53,915,887	51,448,829	4.8%
Funds from securities issued	161,733,309	146,183,351	10.6%
Subordinated debt	53,387,035	47,741,687	11.8%
Insurance technical provisions and pension plans	258,822,232	245,141,522	5.6%
Total	1,020,613,997	964,614,451	5.8%
Average interest rate paid	5.7%	5.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2019	2018	% Change	2019	2018	% Change
Average balance of interest-bearing liabilities
Savings deposits	108,975,557	103,764,844	5.0%	-	-	-
Time deposits	192,173,353	158,351,569	21.4%	-	-	-
Obligations for repurchase agreements	247,819,486	277,804,430	(10.8)%	-	-	-
Borrowings and onlendings	56,100,039	53,411,506	5.0%	-	-	-
Funds from securities issued	163,179,824	148,577,691	9.8%	-	-	-
Subordinated debt	53,387,035	47,741,487	11.8%	-	-	-
Insurance technical provisions and pension plans	-	-	-	265,534,347	252,803,914	5.0%
Total	821,635,294	789,651,527	4.1%	265,534,347	252,803,914	5.0%
Average interest rate paid	6.2%	7.0%	-	6.4%	5.3%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data."

The following table shows, by segment, how much of the increase in our financial intermediation expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing 2019 to 2018:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2019/2018
	Increase/(decrease)
Due to changes in average volume of interest-bearing liabilities	1,423,805	700,281
Due to changes in average interest rates	(4,891,623)	2,864,339
Due to Brazilian real appreciation/depreciation	192,833	-
Net change	(3,274,985)	3,564,620

➢ Banking

The decrease of 6.2% in the expenses from financial intermediation is related to changes in average rates and appreciation / depreciationin the Brazilian real on the interest-bearing liabilities, which were 6.0% in 2019 compared to 6.7% in 2018, reducing our expenses in R$4,699 million, with emphasis on lower expenses with: (i) obligations with borrowings and onlendings, in the amount of R$1,378 million; (ii) securities sold under agreements to repurchase, in the amount of R$1,848 million; and (iii) funds from issuance of securities, in the amount of R$1,172 million. These reductions were partially offset by growth in the average volume of operations, increasing our expenses by R$1,424 million.

➢ Insurance, pension plans and capitalization bonds

The increase in expenses from financial intermediation is largely related to the provisions of pension plans, which influenced the increase in the average rate of interest paid, which increased to 6.4% in 2019 from 5.3% in 2018, reflecting the higher income from pension funds, whose allocation in 2019 was mainly directed to assets, seeking greater profitability, mainly multi-market funds and variable income. The increase of 5.0% in the average volume of such operations increased our expenses by R$700 million.

138 Form 20-F – December 2019

Form 20-F

5.A.20.01-04 Expected losses on loans and advances to customers

In view of differences between the accounting for net impairment losses on loans and advances to customers under BR GAAP and IFRS, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the variations of the expenses under IFRS:

	R$ in thousands, except %
	2019	2018	% Change
Banking - BR GAAP	(18,891,493)	(18,319,973)	3.1%
Accounting Practices Diferences (IFRS x BR GAAP)	(1,549,536)	(3,919,097)	(60.5)%
Net Impairment losses on loans and advances (1)	(20,441,029)	(22,239,070)	(8.1)%
(1) It includes expected losses on loan commitments, financial guarantess provided and credit recovery.

➢ Difference between accounting practices for impairment of loans and advances

Under BR GAAP, the measurement of credit risk is based on expected losses according to CMN Resolution No. 2,682/99, which includes a minimum provision for each loan category. For further information, see “Item 4.B. Business Overview – 4.B.70 – Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of loans and advances” and Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

The following table shows changes in our expected losses on loans and advances, expenses with losses of loans and advances, operations recovered and charge-offs for the years ended 2019 and 2018, as well as our ratio of expenses with losses related to the average balances of loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers), in all cases based on consolidated financial information prepared in accordance with IFRS:

	R$ in thousands, except %
	2019	2018	% Change
Impairment provision of loans and advances at the beginning of the year (IAS 39)	-	27,055,566	-
Impacts of the application of IFRS 9	-	3,829,476	-
Adjusted balance in the beginning of the period	34,376,471	30,885,042	11.3%
Expected credit loss for loans and advances (1)	20,441,029	22,239,070	(8.1)%
Loan charge-offs	(16,665,116)	(18,747,641)	(11.1)%
Expected credit losses for loans and advances at the end of the year	38,152,384	34,376,471	11.0%
Ratio of expected credit losses for loans and advances to average loans and advances to customers	4.9%	6.0%	-
(1) Its consider expected losses from commitments to released, financial guarantees provided and income from credit recovery.

In 2019, our expected losses on loans and advances decreased by 8.1%, due to the improvement in the quality of our operations, showing our improvement in the process of lending, which can be observed by our level of loan losses/write-offs, net of recoveries, which reached 2.1% compared to the average balance of loans and advances to customers in 2019 compared to 3.1% in 2018. In addition, in 2019, of the total loan loss provision expense, 92.6% (2018 – 73.0%) refers to the origination of new loans, of which in this total 49.3% (2018 – 33.9%) relate to provisions for loans classified at stage 1, i.e., loans with the obligations up to date or delinquent in up to 30 days and whose classification of the client's credit risk is of low risk.

We believe that our expected losses on loans and advances are sufficient to cover futures losses for our portfolio, which can be evidenced, among other indicators, by our coverage ratio, measured by the total expected credit loss in relation to the total of overdue loans for more than 60 days, which at the end of 2019 was of 200.7% compared to 197.5% in 2018.

Our portfolio of loans and advances to customers increased by 11.2% from R$411,493 million in 2018 to R$457,392 million in 2019, driven mainly by operations with individuals, showing a growth of 19.7% compared to 2018, largely due to increases of: (i) 44.4% in personal loans; (ii) 23.1% in payroll-deductible loans; (iii) 22.0% in vehicle financing; (iv) 15.7% in real estate financing; (v) 13.5% in credit card. It is important to highlight that operations with corporate entities increased by 3.7%, driven mainly by the increase of 53.8% in vehicle financings, which offset the performance of other products, which had a similar performance to that of 2018.

139 Bradesco

5.A. Operating Results
Form 20-F

5.A.20.01-05 Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2019 and 2018:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2019	2018	% Change
Fee and commission income	25,337,676	23,831,590	6.3%
Income from insurance, pension plans and capitalization bonds	8,254,939	7,656,872	7.8%
- Premiums retained from insurance and pension plans	71,191,410	66,270,095	7.4%
- Changes in the insurance technical provisions and pension plans	(32,036,527)	(29,409,222)	8.9%
- Retained claims	(27,650,836)	(26,024,370)	6.2%
- Selling expenses for insurance and pension plans	(3,249,108)	(3,179,631)	2.2%
Equity in the earnings of associates and joint ventures	1,201,082	1,680,375	(28.5)%
Other non-interest income	17,566,864	13,935,842	26.1%
Total	52,360,561	47,104,679	11.2%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2019	2018	% Change	2019	2018	% Change
Fee and commission income	31,135,507	30,022,769	3.7%	2,028,371	2,169,807	(6.5)%
Income from insurance, pension plans and capitalization bonds	-	-	-	8,935,610	8,320,676	7.4%
- Premiums retained from insurance, pension plans and capitalization bonds	-	-	-	77,599,270	72,476,844	7.1%
- Changes in the insurance, pension plans and capitalization bonds	-	-	-	(31,883,729)	(29,401,476)	8.4%
- Retained claims	-	-	-	(27,650,835)	(26,019,205)	6.3%
- Selling expenses for insurance, pension plans and capitalization bonds	-	-	-	(9,129,096)	(8,735,487)	4.5%
Equity in the earnings of associates and joint ventures	12,921	6,620	95.2%	276,165	206,272	33.9%
Other non-interest income	7,959,506	8,424,610	(5.5)%	1,494,471	1,903,177	(21.5)%
Total	39,107,934	38,453,999	1.7%	12,734,617	12,599,932	1.1%

➢ Banking

The increase in our non-interest income was mainly due to the increase in fee and commission income, driven by the increase of: (i) 7.5% in checking account revenues due to our increased customer base, with emphasis on the strengthening the management of the portfolio of services; (ii) increase 6.4% in income from cards, due to the increase of 7.5% in the number of transactions and 8.9% in the financial volume traded; (iii) increase 14.1% in revenues from consortium management, due to the actions aimed at optimizing results, where we highlight the continuous review of the portfolio for a more customized offer for each segment; (iv) increase 24.5% in revenue from underwriting / financial advisory services, due to the increased activity in the capital markets, especially in structured and fixed income operations; and (v) increase 23.9% in revenue from services of custody and brokerage, mainly due to the larger volume of negotiations conducted on B3. Our revenue from our asset management operations increased by 3.8%, as a result of us continuing to match our portfolio of products to our clients, aligned with market dynamics and the scenario of lower interest rates and revenues from loan operations, which include the revenue from financial guarantees provided, which decreased by 14.1% in 2019, justified by the effects of review of the rates practiced by the market in operations with guarantees provided.

➢ Insurance, pension plans and capitalization bonds

The growth of our non-financial revenues was due to the increase in the result of insurance, pension plans and capitalization, reflecting the performance of the premiums issued (billing) of the products: (i) life and pension, mainly in the "life" insurance, due to the growth of the portfolio of products; (ii) health, reflecting the improvement in the level of client retention as well as the offer of new products, with a consequent increase in the number of policyholders of business plans, in addition to the expense ratio maintenance; (iii) Bradesco Auto/P&C, due to improvement and automation in the process of acceptance of risk and loss adjustment, reflecting in an increase in the amount of Auto/Optional Third-Party Liability policyholders; and (iv) capitalization, resulting from the change in the mix of products, with an emphasis on the greater duration, and the advancement of the marketing of products by means of digital channels, which has evolved over 80% compared to the 2018. The growth in expenses with retained claims and sales is related to the growth in turnover / billing. There was an improvement in the claims ratio to 72.4% in 2019 (72.9% in 2018) and the combined ratio to 83.3% in 2019 (83.7% in 2018). The performance of our non-financial revenues is partially impacted by lower revenues from services, as they reflect the movement of the management fees of some pension plans, given the competitive dynamics of the market and the new scenario of interest rates and the reduction in other non-interest income.

140 Form 20-F – December 2019

Form 20-F

➢  Main difference between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main difference between our non-interest income by segment (according to BR GAAP) and our consolidated non-interest income (according to IFRS) for the year ended December 31, 2019:

•        Fee and Commission Income: the difference of R$7,826 million mainly refers to: (i) the adjustment due to differences in accounting standards used in our managerial reports and financial statements that were prepared in IFRS, in the amount of R$1,614 million, due to the effective interest rate method; and (ii) the consolidation adjustments arising from proportionately consolidated companies and the "non-consolidation" of exclusive funds, in the amount of R$6,383 million.

For more information on the differences of balance of the segments and the consolidated, see Note 5 of our Consolidated Financial Statements in “Item 18. Financial Statements.”

5.A.20.01-06 Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2019 and 2018:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2019	2018	% Change
Personnel expenses	(24,526,318)	(18,871,462)	30.0%
Administrative expenses	(16,489,578)	(16,873,962)	(2.3)%
Depreciation and amortization	(5,865,768)	(4,808,255)	22.0%
Other non-interest expense	(43,781,700)	(28,146,436)	55.5%
Total	(90,663,364)	(68,700,115)	32.0%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2019	2018	% Change	2019	2018	% Change
Personnel expenses	(23,072,600)	(18,102,452)	27.5%	(2,030,224)	(1,643,734)	23.5%
Administrative expenses	(20,327,502)	(19,126,128)	6.3%	(1,495,894)	(1,609,750)	(7.1)%
Other non-interest expense	(35,782,163)	(26,958,010)	32.7%	(3,312,776)	(3,829,555)	(13.5)%
Total	(79,182,265)	(64,186,590)	23.4%	(6,838,894)	(7,083,039)	(3.4)%

➢ Banking

The increase in our non-financial expenses was mainly due to an increase in: (i) personnel expenses, impacted: (a) by the Voluntary Severance Program (“PDV”), which occurred in 2019, which had 3.2 thousand participant employees, with an expense of R$1.8 billion; (b) by refinements in the calculation methodology for provisions for labor claims, which resulted in an additional provision of R$1,686 million; and (c) by the increase in variable expenditure (profit sharing) in the amount of R$101 million, with emphasis on the variable remuneration program directed to employees of the branch network, implemented in 2019; (ii) administrative expenses, impacted by the increase: (a) of the volume of our business, which impacted our portion of variable expenses; and (b) of our fixed costs, with emphasis on outsourced services, financial system services, advertising, promotions and advertising and depreciation and amortization; and (iii) other non-financial expenditure, impacted by: (a) impairment losses in: acquisition of rights for the provision of financial services, to the amount of R$520 million; software/hardware, in the amount of R$222 million; investment goodwill impairment, to the amount of R$983 million; (b) higher expenses with provision for financial guarantees, in the amount of R$1,253 million, of which R$1,100 million are due to the refinements of internal models for the constitution of this provision; (c) with expenses with provision for contingencies related to the FCVS, in the amount of R$342 million; and (d) improvement of the methodology of calculation of provisions for civil claims, with addition of provision, in the amount of R$2,965 million.

➢ Insurance, pension plans and capitalization bonds

The decrease in our non-financial expenses occurred mainly due to lower administrative expenses, due to a reduction of R$155 million in expenses with depreciation and amortization, partially offset by an increase of R$14 million in expenses with advertising and publicity. It is important to note that the increase in personnel costs was impacted: (a) by the Voluntary Severance Program (“PDV”) occurring in 2019, which had the participation of 178 employees, with a program cost of R$49 million; and (b) refinements in the calculation methodology for provisions for labor claims, which resulted in an additional provision of R$62 million.

141 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

5.A.20.01-07 Income tax and social contribution

We prepare the information about segments so that Management can assess the performance and make decisions regarding the allocation of resources for investments and other purposes. The calculation of the income tax and social contribution, as required by the current Brazilian laws and regulations, is performed for each legal entity and disclosed on a consolidated basis. Consequently, there is no direct relationship with the presentation per segment. Management’s decisions for tax purposes are based on analysis by individual corporate entities and on a consolidated basis; consequently, Management includes consolidated data, which were discussed and analyzed, as a relevant disclosure in relation to the decision-making process.

The following table shows, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2019	2018
Income before income tax and social contribution	13,381,078	19,442,015
Total income tax and social contribution charges at current rates	(5,352,431)	(8,748,907)
Effect of additions and exclusions in the tax calculation:	0	0
Equity in the earnings of associates and joint ventures	480,433	756,169
Interest on equity (paid and payable)	2,949,143	3,284,368
Other (1)	9,714,984	2,014,794
Income tax and social contribution for the period	7,792,129	(2,693,576)
Effective rate	58.2%	13.9%

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November 2019; (iii) incentive deductions; and (iv) equalization of the effective rate of non-financial companies in relation to that shown.

The decrease of our income tax and social contribution is largely related to the effects of the increase in the rate of the social contribution on net income of banks, to the amount of R$6,403 million and to the exchange rate variation on assets and liabilities, derived from investments abroad, which is not taxable/deductible, a result of the devaluation of 4.0% of the Brazilian real against the dollar. For more information on Income tax and social contribution, see Note 16 of our Consolidated Financial Statements in “Item 18. Financial Statements.”

5.A.20.01-08 Net Income

As a result of the above our net income attributed to the shareholders of the parent company, increased by 26.8%, from R$16,584 million in 2018 to R$21,023 million in 2019.

See item 5.A of our annual report for the year ended December 31, 2018 for a comparative discussion of our operating results for the years ended December 31, 2018 and 2017. FORM 20-F 2018 – Item 5.A. Operating Results – Results by operational segment.

5.B. Liquidity and Capital Resources

5.B.10 Asset and liability management

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

142 Form 20-F – December 2019

Form 20-F

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

We monitor our asset and liability positions in accordance with Central Bank requirements and guidelines. Our Treasury Executive Committee for Asset and Liability Management meets on a weekly basis to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and countersign results, strategies, behaviours and risks of mismatch and indexes maintained by us and managed by out Treasury Department.

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

5.B.20 Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. We believe that the components of our Short-Term and our Long-Term Liquidity Ratios (“LCR” and “NSFR”) are in line with best market practices as well as Basel III requirements. On December 31, 2019, the LCR and NSFR indicators were 143.8% and 115.2%, respectively. For further information on Basel III, see “Item 5.B.40 Capital Compliance – Basel III”.

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

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•	demand, savings, and time deposits, as well as interbank deposits, representing 27.4% of the average balance of liabilities in 2019, compared with 25.9% in 2018 and 22.8% in 2017; and
•

obligations for repurchase agreements, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies, representing 37.8% of the average balance of liabilities for 2019, compared with 40.1% in 2018 and 44.1% in 2017.

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

143 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

The following table shows the average balance and average real interest rates of our liabilities (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2019			2018			2017
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest-bearing liabilities
Savings deposits	108,975,557	8.9%	4.2%	103,764,844	9.1%	4.5%	96,511,751	8.7%	5.9%
Time deposits	192,298,337	15.8%	4.1%	158,396,848	13.9%	4.0%	124,357,467	11.3%	6.2%
Obligations for repurchase agreements	191,481,640	15.7%	6.2%	211,937,370	18.6%	7.1%	238,407,697	21.6%	9.5%
Borrowings and onlendings	53,915,887	4.4%	8.2%	51,448,829	4.5%	6.2%	58,617,611	5.3%	5.2%
Funds from securities issued	161,733,309	13.3%	5.7%	146,183,351	12.8%	6.2%	138,281,213	12.5%	9.6%
Subordinated debt	53,387,035	4.4%	6.9%	47,741,687	4.2%	7.4%	52,065,114	4.7%	9.8%
Insurance technical provisions and pension plans (1)	258,822,232	21.2%	6.5%	245,141,522	21.5%	5.5%	226,765,103	20.5%	8.0%
Total interest-bearing liabilities	1,020,613,997	83.8%	5.7%	964,614,451	84.6%	5.7%	935,005,956	84.6%	8.1%
Non-interest-bearing liabilities
Demand deposits	32,764,740	2.7%	-	32,720,748	2.9%	-	31,014,556	2.8%	-
Other non-interest-bearing liabilities	165,177,418	13.6%	-	142,565,235	12.5%	-	138,586,108	12.5%	-
Total non-interest-bearing liabilities	197,942,158	16.2%	-	175,285,983	15.4%	-	169,600,664	15.4%	-
Total liabilities	1,218,556,155	100.0%	-	1,139,900,434	100.0%	-	1,104,606,620	100.0%	-
(1) The majority of this amount is related to PGBL and VGBL pension plans.

The following table shows, as of the dates indicated, the balances of our liabilities (interest-bearing, as well as non-interest-bearing):

As of December 31,	R$ in thousands
	2019	2018	2017
Savings deposits	114,177,799	111,170,912	103,332,697
Time deposits	215,135,735	195,809,696	127,786,049
Obligations for repurchase agreements	174,100,023	190,911,877	233,467,544
Borrowings and onlendings	51,743,527	54,851,398	49,291,007
Funds from securities issued	170,727,564	148,029,018	135,174,090
Subordinated debt	49,313,508	53,643,444	50,179,401
Insurance technical provisions and pension plans	268,302,691	251,578,287	239,089,590
Total interest-bearing liabilities	1,043,500,847	1,005,994,632	938,320,378
Demand deposits	38,890,067	35,318,292	34,088,616
Other non-interest-bearing liabilities	160,593,197	139,554,670	134,250,742
Total non-interest-bearing liabilities	199,483,264	174,872,962	168,339,358
Total liabilities	1,242,984,111	1,180,867,594	1,106,659,736

Total deposits	368,203,601	342,298,900	265,207,362

5.B.20.01 Deposits

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2019, our deposits totaled R$368.2 billion, representing 29.6% of our total liabilities.

We provide the following types of deposit and registration accounts:

•         demand deposits;

•         savings accounts;

•         time deposits;

•         interbank deposits from financial institutions; and

•         accounts for salary purposes.

For additional information regarding our deposits, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average deposit balances and interest rates”.

144 Form 20-F – December 2019

Form 20-F

5.B.20.02 Obligations for repurchase agreements

Obligations for repurchase agreements consist mainly of funding we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank.

The following table summarizes our funding in the open market for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2019	2018	2017
Obligations for repurchase agreements
Amount outstanding	174,100,023	190,911,877	233,467,544
Maximum amount outstanding during the period	201,339,994	226,623,252	301,397,114
Weighted average interest rate at period end (1)	4.3%	6.4%	6.8%
Average amount during the period	191,481,640	211,937,370	238,407,697
Weighted average interest rate during the period	6.2%	7.1%	9.5%
(1) We calculated the average balances using the end-of-month account balances, including related accrued interest.

5.B.20.03 Borrowings and onlendings

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

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB) which are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds. For more information on our onlending transactions, see “Item 4.B Business Overview – 4.B.30.01-02.02 Loans and advances to customers”.

5.B.20.04 Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

➢ Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and corporate entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with shorter period of maturity, which are divided into two modalities:

•         Simple: consists in the promise of payment in nominative, transferable cash and in this way, it can be negotiated on the secondary market; and

•         Subordinated: with initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for Qualified investors.

145 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

➢ Real estate credit notes: securities for individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary restatement;

➢ Agrobusiness credit notes: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and

➢ Letter of credit property guaranteed: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system, in order to inject resources into the real estate market.

The following table presents a summary of our resources regarding the issuing of securities concerning the periods indicated:

5.B.20.05 Sources of additional liquidity

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

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank.

The Central Bank, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

We have never used these liquidity resources.

As a result of the COVID-19 pandemic, the CMN amended Resolution No. 4,786/20, which authorizes the Central Bank to temporarily grant loans to financial institutions through the LTEL, regulated by Circular No. 3,994/20 and Circular Letter No. 4,019/20. With the LTEL, the Central Bank seeks to provide liquidity to the secondary market for corporate debt affected by the turmoil in the financial markets.

According to Resolution No. 4,786/20, and Circular No. 3,994/20, loans through the LTEL will be available until April 30, 2020 and can be purchased for a period of up to 125 business days, allowing, at the discretion of the Central Bank, an extension of up to 125 business days, observing the total maximum of 359 consecutive days. These loans are subject to daily charges corresponding to the application, on the debtor balance, of 0.10% p.a. of the percentage of increase of the Selic Rate.

Additionally, the standards establish the assets that can be used as collateral for the loan through the LTEL, which are: (i) debentures acquired in the secondary market, which should integrate the asset of the purchasing financial institution, observing the characteristics and limits of the debentures, in accordance with the standards; (ii) compulsory reserves maintained in bank reserve accounts, in the minimum amount of the total of the transactions. Moreover, Circular No. 3,994/20 also provides for the guarantee to be recomposed and the use of resources from financial events of assets that guarantee the payment of the loans.

146 Form 20-F – December 2019

Form 20-F

Finally, lending under the LTEL is dependent upon authorization of the Director of Monetary Policy of the Central Bank.

5.B.30 Cash flow

In 2019, 2018 and 2017, our cash flow was affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2019	2018	2017
Net cash provided by (used in) operating activities	(19,453,969)	(6,497,318)	35,551,788
Net cash provided by (used in) investing activities	(15,326,749)	(34,485,022)	(18,229,963)
Net cash provided by (used in) financing activities	(14,318,248)	(5,598,241)	(43,304,122)
Net increase (decrease) in cash and cash equivalents	(49,098,966)	(46,580,581)	(25,982,297)

➢ 2019

The higher reduction in cash and cash equivalents observed during the period is related:

•         To the higher investment in operational activities, which had as its main factors, the increase in availability of resources for loans and advances to customers and financial institutions, in addition to the decrease of resources from customers and our result before charges and taxes on profit; and

•         To the higher volume of cash used in financing activities, mainly due to the payment of interest on own capital and dividends, including the payment of extraordinary dividends, made on October 23, 2019, in the amount of R$8,000 million.

These factors were partially offset by:

•         A decrease in investment as part of investment activities, reflected in lower volumes of purchases of financial assets, partially offset by lower interest received.

➢ 2018

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

147 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

➢ 2017

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

In 2017, cash used in our investing activities, resulted from (i) the net acquisition/disposal of financial assets available for sale, in the amount of R$31,427 million; (ii) acquisition/disposal of property, equipment and intangible assets, in the amount of R$5,197 million, partially offset by: (iii) cash resulting from the maturity, and investments held to maturity, in the amount of R$4,219 million; and (vi) the receipt of interest and dividends, in the amount of R$12,819 million.

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

5.B.40 Capital compliance – Basel III

As a regulatory response to the 2008 global economic crisis, in December 2010, the Basel Committee on Banking Supervision ("BCBS") issued a set of documents ("Basel III") aiming to improve the prudential framework applicable to financial institutions, enhancing the capacity of financial institutions absorbing impacts of shocks and reducing the risk of transfer from financial crises to the real economy.

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (“IRBs”) in order to ensure inclusion of material risks in capital structure.

The Basel III Accord recommends implementation of a leverage ratio as a supplementary capital measure, which, together with the Basel Ratio, aims to limit a financial institutions’ risk exposure. It also assesses leverage through the ratio between Tier I Capital and book value assets plus off-balance exposure (overdraft facilities, sureties, guarantees and derivatives).

In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (“LCR”) and a long-term one (“NSFR”). The purpose of the Liquidity Coverage Ratio (“LCR”) is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the Net Stable Funding Ratio (“NSFR”) is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively.

In 2011, BCBS extended Basel III rules with additional requirements applicable to unusual instruments of Tier I and Tier II Capital by means of the "January 13 Annex". This review seeks to enhance the quality and quantity of capital of financial institutions, in order to make the financial system more resilient and reduce risks and costs, resulting in an improvement of the prudential framework applicable to financial institutions, defining the regulatory capital and the amount of capital allocated as primary elements. Accordingly, to be included as part of Tier I and Tier II Capital, the instrument should provision for it to be canceled or converted into common shares, at the discretion of the competent regulatory authority, upon the occurrence of an "activator event".

In Brazil, Basel III is being implemented through a set of rules issued by the CMN and Central Bank, following the international schedule to gradually adopt the definitions and requirements of capital since 2013.

In accordance with the rules set forth by the CMN Resolution No. 4,192/13, the RE of a financial institution consists of Tier I Capital plus Tier II Capital and is used when setting its operating limits.

148 Form 20-F – December 2019

Form 20-F

Tier I Capital is aimed at helping the bank remain solvent that is, remaining a going concern. Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency. Tier I Capital consists of Common Equity, comprising by shares and reserves; and Additional Equity, comprising instruments that are analogous to hybrid capital and debt instruments. In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than Additional Common Equity, corresponding to the sum of the Additional of the Capital Conservation Buffer, the Countercyclical Capital Buffer and of Systemic Importance. Non-compliance with the rules of Additional Common Equity causes restrictions on the payment of dividends and interest on own capital, net surplus, share buybacks, reduction of capital stock, and variable compensation to its Managers.

In relation to liquidity risk, in 2015 the National Monetary Council (“CMN”) issued the Resolution No. 4,401/15 addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system. In 2017, CMN issued the Resolution No. 4,557/17, which established a series of rules on the subject and that details the structure operation of capital risk management and disclosure policy. In addition, in the same year, the CMN and the Central Bank published the Resolution No. 4,616/17 and the Circular No. 3,869/17 about the indicator NSFR which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. On January 1, 2020, Central Bank’s Circular No. 3,930/19, addressing the Pilar 3 Report, revoked part of the Circular No. 3,869/17, concerning the dissemination of information on the NSFR.

As of December 31, 2019, our LCR and NSFR indicators were 143.8% and 115.2%, respectively. For further information about the calculation, see Note 3.3 to our Consolidated Financial Statements in “Item 18. Financial Statements.”

In 2017, the BCBS approved the final reforms of Basel III. The reforms had two stages, the first one contemplated: (i) improving the quality of the regulatory capital; (ii) raise levels of capital; (iii) improvement of the measurement and weight of risks, including global standards of market risk, counterparty credit risk and securitization; (iv) aggregation of macro-prudential elements, such as capital buffers in the regulatory framework; (v) restriction for the excessive leverage of banks; and (vi) introduction of the indicators of control of liquidity risk. The second step complemented the overall regulatory improvements, aiming to restore credibility in the calculation of risk-weighted assets (“RWA”) and allow greater comparability between financial institutions by means of: (i) increase of the robustness and sensitivity to the risk of standardized approaches for credit risk, credit valuation adjustment (“CVA”) and operational risk; (ii) restriction for the use of the internal model, with limits on certain parameters used to calculate the capital requirements for credit risk and removal of the use of approaches of the internal model for the risk of CVA and operational risk; (iii) introduction of a leverage ratio buffer for important global banks (“G-SIBs”); and (iv) replacement of the existing standard in Basel II with standard more sensitive to risk.

According to Basel III, banks need to maintain minimum capital requirements, with (i) a minimum common equity (formed mainly by shares, capital reserves and accumulated profits, after the regulated deductions) of 4.5%; (ii) minimum of Tier I Capital (common equity plus the additional equity) of 6% and (iii) an index of total capital of at least 8%.

Under the rule currently in effect, CMN Resolution No. 4,193/13, Brazilian financial institutions must hold a capital base (Reference Equity – “RE”) of 8% or more of total assets weighted by risk - RWA (Basel ratio) calculated using specific criteria determined by the CMN and Central Bank. The calculation of the RE is subject to various deductions, including weighting factors that vary according to the nature of the asset. On December 31, 2019, our Basel ratio was 16.5% of the total assets weighted by risk, higher than the level of 11.5% required by the Central Bank. It is worth noting that the regulation about the list of instruments that are part or are reduced from the Common Equity, of the Additional Equity or of Tier II Capital are constantly changed by the Central Bank.

Note that, as a result of the developments of Covid-19, the CMN, by means of Resolution No. 4,783/20, changed the percentages of application of the RWA for calculating the value of the Additional Conservation of Common Equity ("ACP Conservation") in the following way: (i) 1.25% during the period from April 1, 2020 to March 31, 2021; (ii) 1.625% in the period from April 1, 2021 to September 30, 2021; (iii) 2.00%, in the period from October 1, 2021 to March 31, 2022; and (iv) 2.5% from April 1, 2022. This measure aims to enlarge the lending capacity, to widen the gap of capital, giving more space and security for banks to maintain their lending plans, and to gradually reestablish the ACP Conservation until March 31, 2022.

The following table shows our capital positions as a percentage of total risk weighted assets:

149 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

As of December 31,	In %
	Basel III Prudential Consolidated
	2019	2018	2017
Tier I Capital	13.3%	13.7%	13.1%
Common Equity	12.0%	12.3%	12.3%
Additional Capital	1.3%	1.4%	0.8%
Total Ratio	16.5%	17.8%	17.1%

5.B.50 Capital Management

The Capital Management structure aims to provide conditions to the follow-up and control of our capital, in meeting the best management practices, aiming to improve the governance and to meet CMN Resolution No. 4,557/17, thus contributing to the achievement of the strategic goals established, through the accurate planning of the capital sufficiency. In addition to the Executive Committees and a Non-Statutory Committee, which support our Board of Directors and our Diretoria Executiva in the decision-making process, we have an area responsible for Capital Management reporting to the Controllership Department, and which operates together with the Integrated Risk Control Department, affiliated companies, business areas and our various support areas.

The Capital Plan must comprehend at least three years and predict provisions targets and projections of growth of the Organization and its main sources of capital, considering threats and opportunities relating to the economic and business environment; profit allocation policy and the terms of the Declaration of Risk Appetite, being prepared on an annual basis, and is approved by our Diretoria Executiva and our Board of Directors, continually monitored and controlled by the Capital Management area. In addition, it is responsible in coordinating the internal capital adequacy assessment process (“ICAAP”), which provides conditions for the assessment of sufficiency of capital, taking into account different scenarios (baseline and stress) and allows for the anticipation of capital and contingency activities to be adopted for the respective scenarios.

In March 2020, the CMN approved Resolution No. 4,782/20, as amended by Resolution No. 4,791/20, as a result of the unfolding of the COVID-19, in order to facilitate the renegotiation of loans of businesses and families who have good financial capacity and maintain regular loans, with no delinquency. This measure exempts the banks from increasing the provision in the case of rescheduling loan operations and changing the credit risk management until September 30, 2020. Therefore, they are exempted from observing for credit restructuring up to that date, characterizing exposure as a problem asset. Indications that an obligation will not be fully honored for the purposes of managing credit risk: (i) the institution considers that the counterparty has no more financial capacity to honor its obligation under the agreed conditions; (ii) the institution recognizes in the accounts the significant deterioration in the credit quality of the borrower; (iii) the operation on the exposure being restructured in a renegotiation involving the granting of benefits to the counterparty as a result of the deterioration of their credit quality or of the credit quality of the intervener or mitigating instrument; (iv) the filing of bankruptcy or similar providence of the counterparty; and (v) the request by the counterparty of any judicial measure that limits, delays or prevents the fulfillment of their obligations under the agreed conditions. The measure allows the immediate reversal of the characterization of exposure as a problem asset that has been carried out only when the institution considers that the counterparty has no more financial capacity to honor the obligation under agreed conditions.

5.B.60 Recovery Plan for Systematically Relevant Financial Institutions

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

150 Form 20-F – December 2019

Form 20-F

5.B.70 Interest rate sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or reprices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes loss sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes gain sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and Management decisions.

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

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2019 and may not reflect interest rate positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2019	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest-earning assets
Financial assets at fair value through profit or loss	228,516,182	-	-	-	-	-	228,516,182
Financial assets at fair value through other comprehensive income	10,143,306	21,137,632	9,604,834	100,201,043	41,411,881	-	182,498,696
Financial Assets at Fair Value through Profit or Loss	34,408,860	21,261,680	16,049,734	46,629,975	48,568,111	-	166,918,360
Loans and advances to banks	48,010,255	5,636,401	3,219,405	2,217,730	-	-	59,083,791
Loans and advances to customers (1)	58,050,113	106,578,634	66,089,533	149,779,180	43,031,256	-	423,528,716
Compulsory deposits with the Central Bank	83,626,849	-	-	-	-	-	83,626,849
Other assets	26,611	-	-	-	201,382	-	227,993
Total interest-earning assets	462,782,175	154,614,347	94,963,506	298,827,928	133,212,630	-	1,144,400,586
Interest-bearing liabilities	-	-	-	-	-	-	-
Deposits from banks (2)	173,315,206	21,892,194	11,484,874	19,521,258	-	-	226,213,532
Savings deposits (3)	114,177,799	-	-	-	-	-	114,177,799
Time deposits	11,850,886	20,878,484	41,249,228	140,787,155	-	-	214,765,753
Funds from securities issued	5,533,584	37,545,964	43,156,796	84,491,220	-	-	170,727,564
Subordinated debt	2,079	38,097	281,141	39,432,224	-	9,559,967	49,313,508
Insurance technical provisions and pension plans (3)	228,230,978	2,373,787	1,035,302	36,662,624	-	-	268,302,691
Total interest-bearing liabilities	533,110,532	82,728,526	97,207,341	320,894,481	-	9,559,967	1,043,500,847
Asset/liability gap	(70,328,357)	71,885,821	(2,243,835)	(22,066,553)	133,212,630	-	100,899,739
Cumulative gap	(70,328,357)	1,557,464	(686,371)	(22,752,924)	110,459,706	110,459,706	-
Ratio of cumulative gap to total interest-earning assets	(6.2)%	0.1%	(0.1)%	(2.0)%	9.7%	9.7%	-
(1) For indefinite operations, it refers to credit card operations;
(2) including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

5.B.80 Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2019, our net foreign currency liability exposure, considering derivative financial instruments, was R$53,796 million, or 39.7% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

151 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

In addition to our foreign currency long term debt, our foreign currency position arises mainly through our purchases and sales of foreign currencies (mainly U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

As of December 31, 2019, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2019	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	105,425,537	4,185,462	109,610,999	3.8%
Financial assets at fair value through profit or loss	242,234,229	7,525,548	249,759,777	3.0%
Less than one year	221,816,402	6,820,146	228,636,548	3.0%
From one to five years	6,298,807	440,769	6,739,576	6.5%
More than five years	2,132,415	-	2,132,415	-
Indefinite	11,986,605	264,633	12,251,238	2.2%
Financial assets at fair value through other comprehensive income	176,806,180	15,643,830	192,450,010	8.1%
Less than one year	25,407,393	7,840,429	33,247,822	23.6%
From one to five years	93,847,956	7,549,675	101,397,631	7.4%
More than five years	45,367,705	253,726	45,621,431	0.6%
Indefinite	12,183,126	-	12,183,126	-
Financial assets at amortized cost	166,513,375	404,985	166,918,360	0.2%
Less than one year	51,108,115	404,985	51,513,100	0.8%
From one to five years	53,600,975	-	53,600,975	-
More than five years	61,804,285	-	61,804,285	-
Loans and advances to banks	56,342,875	2,740,916	59,083,791	4.6%
Loans and advances to customers	394,872,424	28,656,292	423,528,716	6.8%
Less than one year	209,337,243	21,381,037	230,718,280	9.3%
From one to five years	143,450,063	6,329,117	149,779,180	4.2%
More than five years	42,085,118	946,138	43,031,256	2.2%
Non-current assets available for sale	1,357,026	-	1,357,026	-
Investments in associates and joint ventures	7,635,612	-	7,635,612	-
Property and equipment, net of accumulated depreciation	14,629,284	29,938	14,659,222	0.2%
Intangible assets and goodwill, net of accumulated amortization	14,703,491	21,156	14,724,647	0.1%
Taxes to be offset	15,605,719	80,082	15,685,801	0.5%
Deferred income tax assets	59,569,144	911	59,570,055	0.0%
Other assets	35,879,234	27,664,435	63,543,669	43.5%
Less than one year	20,857,762	27,115,581	47,973,343	56.5%
From one to five years	12,644,474	103,902	12,748,376	0.8%
More than five years	2,376,998	444,952	2,821,950	15.8%
Total	1,291,574,130	86,953,555	1,378,527,685	6.3%
Percentage of total assets	93.7%	6.3%	100.0%

152 Form 20-F – December 2019

Form 20-F

December 31, 2019	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)	196,189,330	31,630,281	227,819,611	13.9%
Less than one year	181,526,683	26,771,668	208,298,351	12.9%
From one to five years	10,570,881	3,851,888	14,422,769	26.7%
More than five years	4,091,766	1,006,725	5,098,491	19.7%
Deposits from customers	348,418,894	17,808,646	366,227,540	4.9%
Less than one year	207,782,604	17,657,782	225,440,386	7.8%
From one to five years	140,630,609	148,087	140,778,696	0.1%
More than five years	5,681	2,777	8,458	32.8%
Financial liabilities at fair value through profit or loss	12,786,941	1,457,142	14,244,083	10.2%
Less than one year	3,377,467	829,708	4,207,175	19.7%
From one to five years	9,409,474	627,434	10,036,908	6.3%
More than five years	-	-	-	-
Funds from securities issued	167,351,930	3,375,634	170,727,564	2.0%
Less than one year	84,787,964	1,448,382	86,236,346	1.7%
From one to five years	78,828,942	1,916,987	80,745,929	2.4%
More than five years	3,735,024	10,265	3,745,289	0.3%
Subordinated debt	38,185,713	11,127,795	49,313,508	22.6%
Less than one year	67,912	253,405	321,317	78.9%
From one to five years	28,557,834	10,874,390	39,432,224	27.6%
More than five years	-	-	-	-
Indefinite	9,559,967	-	9,559,967	-
Insurance technical provisions and pension plans	268,288,002	14,689	268,302,691	0.0%
Other provisions	29,528,654	-	29,528,654	-
Current income tax liabilities	2,590,792	4,485	2,595,277	0.2%
Deferred income tax liabilities	922,852	157,751	1,080,603	14.6%
Other liabilities (2)	103,975,039	9,169,541	113,144,580	8.1%
Less than one year	95,296,106	9,126,895	104,423,001	8.7%
From one to five years	5,963,873	11,484	5,975,357	0.2%
More than five years	2,715,060	31,162	2,746,222	1.1%
Shareholders' Equity	135,543,574	-	135,543,574	-
Total	1,303,781,721	74,745,964	1,378,527,685	5.4%
Percentage of total liabilities and shareholder's equity	94.6%	5.4%	100.0%
(1) including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and
(2) Other liabilities, whose primary components provision for contingent liabilities, are not a source of funding.

Derivative financial instruments are presented in the table below on the same basis as presented in the consolidated financial statements in “Item 18. Financial Statements”.

Our cash and cash equivalents in foreign currency are represented principally by U.S. dollars. Amounts denominated in other currencies, which include Euros and Yen, are indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars only.

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20 to our consolidated financial statements in “Item 18. Financial Statements”. As of December 31, 2019, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

153 Bradesco

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2019	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	108,149,874	-	108,149,874
Sales	153,544,202	-	153,544,202
Foreign currency futures contracts	-	-	-
Purchases	-	30,351,663	30,351,663
Sales	-	77,219,777	77,219,777
Futures contracts - other
Purchases	1,924,540	-	1,924,540
Sales	1,147,126	-	1,147,126
Interest rate option contracts	-	-	-
Purchases	130,179,263	-	130,179,263
Sales	238,999,513	-	238,999,513
Foreign currency option contracts
Purchases	-	14,233,062	14,233,062
Sales	-	13,213,073	13,213,073
Option contracts - other	-	-	-
Purchases	905,670	-	905,670
Sales	1,076,412	-	1,076,412
Interest rate forward contracts	-	-	-
Purchases	232,706	-	232,706
Foreign currency forward contracts
Purchases	-	13,794,259	13,794,259
Sales	-	15,166,560	15,166,560
Forward contracts - other	-	-	-
Purchases	2,231,756	-	2,231,756
Sales	668,003	-	668,003
Swap contracts	-	-	-
Asset position	-	-	-
Interest rate swaps	50,285,864	-	50,285,864
Currency swaps	-	19,746,372	19,746,372
Liability position	-	-	-
Interest rate swaps	30,749,593	-	30,749,593
Currency swaps	-	21,483,368	21,483,368

5.B.90 Capital expenditures

In the past three years, we have made, and expect to continue to make moving forward, significant capital expenditures related to improvements and innovations in technology designed to maintain and expand our technology infrastructure in order to increase our productivity, accessibility, cost efficiency and our reputation as a leader in technological innovation in the financial services sector. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by customers.

154 Form 20-F – December 2019

Form 20-F

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2019	2018	2017
Infrastructure
Land and buildings	361,790	426,911	140,356
Installations, properties and equipment for use	2,298,617	1,311,526	680,829
Security and communications systems	48,268	39,006	31,874
Transportation systems	78,884	2,799	4,228
SubTotal	2,787,559	1,780,242	857,287
Information Technology
Data processing systems	1,794,019	1,791,316	1,936,656
Financial leasing of data processing systems	695,499	607,177	655,407
SubTotal	2,489,518	2,398,493	2,592,063
Total	5,277,077	4,178,735	3,449,350

We believe that capital expenditures in 2020 and 2021 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2020 and 2021 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

For more information, see “Forward-looking Statements” and “Item 3.D. Risk Factors”, where we present the risks, we face in our business that may affect our commercial activities, operating results or liquidity.

155 Bradesco

5.E. Off-balance sheet arrangements
Form 20-F

5.E. Off-balance sheet arrangements

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our statement of financial position. The following table summarizes these transactions as of December 31, 2019:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2018
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	22,810,805	19,519,348	6,054,372	29,846,620	78,231,145
Letters of credit	562,996	848,201	-	-	1,411,197
Total	23,373,801	20,367,549	6,054,372	29,846,620	79,642,342

We guarantee our customers’ performance in obligations with third parties. We have the right to seek reimbursement from our customers for any amounts paid under these guarantees. Additionally, we may hold cash or other collateral with high liquidity to guarantee these obligations. These agreements are subject to the same credit evaluation as other loans granted.

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

5.F. Tabular Disclosure of Contractual Obligations

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2018
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	73,978,598	140,660,429	118,267	8,459	214,765,753
Obligations for repurchase agreements	172,225,341	263,481	589,639	1,021,562	174,100,023
Borrowings	27,397,653	1,874,530	-	-	29,272,183
Onlendings	6,706,384	7,846,541	3,841,490	4,076,929	22,471,344
Funds from securities issued	86,236,345	71,585,471	9,160,458	3,745,290	170,727,564
Subordinated debt	321,317	17,484,070	6,139,397	25,368,724	49,313,508
Insurance technical provisions and pension plans	231,640,066	36,662,625	-	-	268,302,691
Other obligations (2)	98,685,603	4,608,639	7,104,118	2,746,220	113,144,580
Total	697,191,307	280,985,786	26,953,369	36,967,184	1,042,097,646
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.
(2) Includes leasses operations, in the amount of R$5.7 billion.

5.G. Safe Harbor

Not applicable.

156 Form 20-F – December 2019

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

Currently, our Board of Directors is composed of ten members, two of them are independent members. At our Annual Shareholders’ Meeting held on March 10, 2020:

•         Mr. Luiz Carlos Trabuco Cappi – Chairman; Mr. Carlos Alberto Rodrigues Guilherme – Vice-Chairman; Mrs. Denise Aguiar Alvarez; Mr. João Aguiar Alvarez; Mr. Milton Matsumoto; Mr. Alexandre da Silva Glüher; Mr. Josué Augusto Pancini; and Mr. Mauricio Machado de Minas were re-elected; and

•         Mr. Samuel Monteiro dos Santos Junior and Mr. Walter Luis Bernardes Albertoni, were elected as independent members.

According to our bylaws, our Board of Directors meets six times during the year and whenever necessary. In addition to the Rules of Procedure itself, the Board has a manual of meetings and a specific timetable set annually by its Chairman. It is responsible for:

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

The Diretoria Executiva meets weekly and is responsible for:

•       implementing the strategy and policies established by our Board of Directors; and

•       managing our day-to-day business.

Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including BRAM, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM, Bradesco Seguros and subsidiaries. Each of these subsidiaries has an independent management structure.

Pursuant to Brazilian law, the election of all members of our Board of Directors and Board of Executive Officers are subject to approval by the Central Bank.

We present below biographies of the current members of our Board of Directors and Diretoria Executiva:

➢    Members of the Board of Directors:

•                     Luiz Carlos Trabuco Cappi, Chairman:

Birth date: October 6, 1951.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in 1969, devoting his entire professional life to the Bradesco Organization. He was the Investor Relations Officer and the Executive Vice-President of Banco Bradesco from 1999 to 2009 accumulating such position with, the Presidency of Grupo Bradesco Seguros during six years. He was the Chairman of Banco Bradesco’s Board of Executive Officers from March 2009 to March 2018, accumulating with the position of Vice-Chairman of the Board of Directors until October 2017, when he was promoted to Chairman of the Board of Directors.

157 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Current positions: Chairman of the Board of Directors of Banco Bradesco S.A. and Chairman of the Board of Directors of Odontoprev S.A.

Previous positions: Member of the Board of Directors of ArcelorMittal Brasil; Member of the Strategic Committee of Vale S.A.; Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; of Associação Nacional da Previdência Privada – ANAPP; of the Federação Nacional de Saúde Suplementar – FENASAÚDE; Chairman of the Board of Representatives of Diretoria Executiva da Confederação Nacional das Instituições Financeiras – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg; Member of the Board of Directors and of the Advisory Board of FEBRABAN – Federação Brasileira de Bancos; and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance – Association de Genève, Geneva, Switzerland.

Graduation: Degree in Philosophy from Faculdade de Filosofia, Ciências e Letras de São Paulo.

Other Qualifications: Postgraduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

•         Carlos Alberto Rodrigues Guilherme, Vice-Chairman:

Birth date: December 21, 1943.

Summary of Professional Experience: He began his career in December 1957. He was elected Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999, Member of the Board of Directors in March 2009 and Vice-Chairman of the Board of Directors in October 2017, the position he currently holds.

Graduation: Law degree from Fundação Pinhalense de Ensino.

Current positions: Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Vice-Chairman of the Board of Directors and Vice-President of Cidade de Deus – Companhia Comercial de Participações; Vice-Chairman of the Board of Directors of NCF Participações S.A.; Vice-President of Nova Cidade de Deus Participações S.A.; Vice-Chairman of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A.; Vice-Chairman of the Board of Directors of BSP Park Estacionamento e Participações S.A.; Vice-President of Top Clube Bradesco, Segurança, Educação e Assistência Social; Vice-Chairman of the Board of Directors of Bradespar S.A.; Vice-Chairman of the Board of Directors of Bradesco Saúde S.A.; and Vice-Chairman of the Board of Directors of Bradseg Participações S.A.

Previous positions: General Officer of Companhia Securitizadora de Créditos Financeiros Rubi; Chief Executive Officer of Banco Bradesco BERJ S.A.; Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. – Arrendamento Mercantil.

•         Denise Aguiar Alvarez, Director:

Birth date: January 24, 1958.

Summary of Professional Experience: In April 1986, she was appointed to the Board of Directors of Cidade de Deus – Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and in July 1988, she has also served as an Officer. In February 1990, she was also elected as Member of the Board of Directors of Banco Bradesco S.A., the position she currently holds.

Graduation: Degree in Education from PUC- SP – Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Master’s in Education from New York University, USA

Current positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Chief Executive Officer of ADC Bradesco – Sports Association; Member of the Board of Directors of BBD Participações S.A; Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors of Bradseg Participações S.A.; Member of the Consulting Board of the Associação Pinacoteca Arte e Cultura – APAC; Member of the Deliberative Board of Museu de Arte Moderna de São Paulo (MAM); and Member of the Consulting Board of Canal Futura.

Previous positions: Chairman of the Board of Governance of GIFE – the Group of Institutes, Foundations and Enterprises; and Member of the Consulting Committee of Fundação Dorina Nowill para Cegos. She is João Aguiar Alvarez’s sister, who is also a Director.

158 Form 20-F – December 2019

Form 20-F

•         João Aguiar Alvarez, Director:

Birth date: August 11, 1960.

Summary of Professional Experience: In April 1986, he was elected to the Board of Directors of Cidade de Deus – Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as an Officer and, in February 1990, Member of the Board of Directors, the position he currently holds.

Graduation: Degree in Agronomy from Fundação Pinhalense de Ensino - Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves.

Current positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors of BBD Participações S.A. and Bradseg Participações S.A.; Member of the Board of Directors and Officer of Cidade de Deus - Companhia Comercial de Participações; and Deputy Officer of NCD Participações Ltda. He is Denise Aguiar Alvarez’s brother, who is also a Director.

•         Milton Matsumoto, Director:

Birth date: April 24, 1945.

Summary of Professional Experience: He has been with Bradesco since September 1957. He was elected Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer in March 1999 and Member of the Board of Directors in March 2011, the position he currently holds.

Graduation: Degree in Business Administration from UNIFIEO - Centro Universitário FIEO.

Current positions: Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors of Bradseg Participações S.A.; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors and Officer of Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors of NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco.

Previous positions: General Officer of Alvorada Administradora de Cartões Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.); Member of the Board of Directors of Banco Bradesco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A.; Alternate Member of the Board of Directors of CPM Holdings Limited; Secretary Officer of the Union of the Credit, Financing and Investing Companies of the State of São Paulo; and Secretary Officer of the Interstate Federation of FENACREFI Loan, Financing and Investment Institutions.

•         Alexandre da Silva Glüher – Director:

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

Graduation: Degree in Accounting from Universidade Federal do Rio Grande do Sul, and in Business Administration from ULBRA – Universidade Luterana do Brasil.

Other Qualifications: International Executive Program at the Wharton School – Advanced Management Program – University of Pennsylvania, USA; Administration of Financial Institutions (Banking), Retail for Low-income Segments, Credit Risk Management – Vision of Portfolio by the Fundação Getúlio Vargas – School of Business Administration of São Paulo; Certified Member of the Board of Directors of the Brazilian Institute of Corporate Governance – IBGC.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Vice-President of IBCB – Instituto Brasileiro de Ciência Bancária; Chairman and Effective Member of the Consulting Board of Credit Guarantee Fund – FGC; and Full Member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP.

Previous positions: Investor Relations Officer of Bradesco; Alternate Member of the Deliberative Council of Brazilian Association of Real Estate Credit and Savings Entities – ABECIP; Member of the Board of Directors of Instituto BRAiN – Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of FEBRABAN – Federação Brasileira de Bancos; Vice-President of FEBRABAN – Federação Brasileira de Bancos; Vice-President and Alternate Delegate at CONSIF at FENABAN – Federação Nacional dos Bancos; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Officer of Brasilia Cayman Investments II Limited and of Brasilia Cayman Investments III Limited; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; and Representative of Bradesco Group at ANBIMA – Brazilian Financial and Capital Markets Association;  Effective member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.) and also of Chain Serviços e Contact Center S.A. (formerly Fidelity Serviços e Contact Center S.A.)

159 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

•         Josué Augusto Pancini – Director:

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

Graduation: Degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob (UNIFEOB).

Other Qualifications: “Lato Sensu” postgraduate degree in Business Economics – Finance from Pontifícia Universidade Católica de Campinas – PUC – Campinas; and AMP – Advanced Management Program, taught at the IESE Business School – University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Vice-President of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors and Vice-President of NCF Participações S.A.; Member of the Board of Directors of BSP Empreendimentos Imobiliários S.A. and BSP Park Estacionamentos e Participações S.A.; and Chairman of the Board of Directors of MPO – Processadora de Pagamentos Móveis S.A.

Previous positions: Alternate Member of the Deliberative Board of ABECIP – Brazilian Association of Real Estate Credit and Savings Entities; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

•         Maurício Machado de Minas – Director:

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

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Consulting Committee of IBM Corporation.

Previous positions: Vice-Chairman of the Board of Directors of BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.); Alternate Member of the Board of Directors of CPM Braxis S.A.; Senior Analyst with Banco Itaú S.A.; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax) and President of Scopus; Member of the Board of Directors of MPO – Processadora de Pagamentos Móveis S.A.; and Member of the Board of Directors of NCR Brasil – Indústria de Equipamentos para Automação S.A.

•         Walter Luis Bernardes Albertoni - Independent Director:

Birth date: September 29, 1968.

Summary of Professional Experience: A military lawyer for over 25 years, he has worked for several years as a third-party legal advisor to the Association of Investors in the Capital Markets - AMEC, issuing opinions and preparing institutional statements in defense of the rights and interests of minority shareholders. In March 2017, he was elected an Effective Member of the Fiscal Council of Banco Bradesco S.A., a position he currently holds.

160 Form 20-F – December 2019

Form 20-F

Graduation: Degree in law from Faculdade Paulista de Direito da Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Post-Graduate degree in Civil Procedural Law from PUCSP-COGEAE; and Post-Graduate degree in Corporate Law and Tax Law from Insper.

Current positions: Legal Consultant to the Association of Investors in the Capital Market - AMEC; Full Member of the Fiscal Council of Indústrias Romi S.A.; Full Member of the Audit Committee of DATAPREV S.A.; Alternate Member of the Fiscal Council of Ser Educacional, Rumo S.A. and SANEPAR S.A.; Alternate Member of the Board of Directors of Mahle Metal Leve S.A.; Member of the Board of Directors and Coordinator of the Audit Committee of Companhia Energética de Brasília S.A.

Previous positions: Member of the Fiscal Council of Petróleo Brasileiro S.A.; Member of the Board of Directors of Paranapanema S.A.; Effective Member of the Fiscal Council of Bradespar S.A.; Alternate Member of the National Financial System Resources Council; and Alternate Member of the Fiscal Council of Mills S.A.

•         Samuel Monteiro dos Santos Junior - Independent Director:

Birth date: February 5, 1946.

Summary of Professional Experience: With extensive experience in the insurance market, he began his career in 1969 at SulAmérica Seguros. In December 1999, he joined Bradesco Seguros S.A. as Vice-President, where he remained until March 2011. From November 2011 to April 2014, he served as Chief Executive Officer at BSP Empreendimentos Imobiliários S.A., where he is currently a Member of the Board of Directors. At the same time, in 2007 he was elected as an Officer at Bradesco Dental S.A., and he was elected a Member of the Board of Directors of Odontoprev S.A. in 2014, a position he currently holds.

Graduation: Degree in Accounting Sciences from Universidade Federal do Rio de Janeiro - UFRJ; Administration degree from Universidade Federal do Rio de Janeiro - UFRJ; Law degree from Universidade Candido Mendes - UCAM.

Current positions: Member of the Board of Directors of Bradesco Saúde S.A.; Member of the Board of Directors of Bradseg Participações S.A.; Member of the Board of Directors of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors of BSP Park Estacionamentos e Participações S.A.; Member of the Board of Directors of Fleury S.A.; Alternate Member of the Board of Directors of Odontoprev S.A. and Member of the Board of Directors of Swiss RE Solutions Brasil Seguros S.A.

Previous positions: Vice-President of Bradesco Argentina de Seguros S.A.; Executive Vice-President of Bradesco Capitalização S.A.; Executive Vice-President of Bradesco SegPrev Investimentos Ltda.; Executive Vice-President of Bradesco Seguros S.A.; Executive Vice-President of Bradseg Participações Ltda.; Executive Vice-President of Bradesco Vida e Previdência S.A.; Executive Vice-President of Bradesco Auto/RE Companhia de Seguros; Executive Vice-President of Atlântica Companhia de Seguros; Member of the Board of Directors of EABS Serviços de Assistência e Participações S.A.; Member of the Board of Directors of Europ Assistance Brasil Serviços de Assistência S.A.; Member of the Board of Directors of Integritas Participações S.A.; Member of the Board of Directors of IRB Brasil Resseguros S.A.; Member of the Board of Directors of Brasildental Operadora de Planos Odontológicos.

➢  Members of the Diretoria Executiva:

•         Octavio de Lazari Junior, Chief Executive Officer:

Birth date: July 18, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Deputy Officer, in January 2012 and Managing Officer in February 2015 and Executive Vice-President in May 2017. In March 2018, he was promoted to Chief Executive Officer, the position he currently holds.

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco/SP.

Other Qualifications: Specialization courses in Financial and Marketing Strategies at Fundação Instituto de Administração (FEA/USP); Financial Management from Fundação Getúlio Vargas – FGV and Strategies in Finance from Fundação Dom Cabral; Advanced Management Program from Fundação Dom Cabral; the Advanced Management Program (AMP) taught at the IESE Business School – University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of BBD Participações S.A., Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Chief Executive Officer of NCF Participações S.A., Member of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A., Alternate Member of the Board of Directors of Fleury S.A.; Member of Núcleo de Altos Temas (NAT); Member of Managing Board and Consulting Committee of FEBRABAN – Federação Brasileira de Bancos; and Chief Executive Officer of Bradesco Leasing S.A. – Arrendamento Mercantil.

161 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Previous positions: Chief Executive Officer of Banco Bradesco BBI S.A.; Chairman of the Managing Board of ABECIP – Associação Brasileira das Entidades de Crédito Imobiliário e Poupança; Alternate Member of Board of Directors of CIP – Câmara Interbancária de Pagamentos; Full Member of the Board of Directors of CIBRASEC – Companhia Brasileira de Securitização; Member of the Council of Representatives of the CNF – Confederação Nacional das Instituições Financeiras; Deputy Sectorial Officer of Real Estate Credit and Savings Commission and Vice-Chairman of the Committee on Governance of Portability of Loan Operations of FEBRABAN – Federação Brasileira de Bancos; Member of Consulting Committee of FIABCI/BRASIL – Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias; Alternate Officer of Uniapravi – Unión Interamericana para la Vivienda; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

•         Marcelo de Araújo Noronha, Vice-President:

Birth date: August 10, 1965.

Summary of Professional Experience: Mr. Noronha started his career in 1985 at Banco Banorte, where he worked until 1996 when he started to work as Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, where is Vice-President. He was elected Department Officer of Banco Bradesco S.A. in February 2004; Deputy Officer in December 2010 and Managing Officer in January 2012. In February 2015, he was elected Executive Vice-President, the position he currently holds.

Graduation: Degree in Administration from Universidade Federal de Pernambuco (UFPE).

Other Qualifications: Specialization in Finance from IBMEC – Instituto Brasileiro de Mercado de Capitais; AMP – Advanced Management Program at IESE – Instituto de Estudios Empresariales, Universidad de Navarra in Barcelona and Certified Member of the Board of Directors of the Brazilian Institute of Corporate Governance – IBGC.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Vice-Chairman of the Board of Directors of Alelo S.A.; Chairman of the Board of Directors of Cielo S.A.; Member of the Board of Directors of Elo Participações S.A.; and of Banco CBSS S.A.; Vice-President of Banco Bradescard S.A.; General Officer of Banco Bradesco BBI.; Member of the Board of Directors of BBD Participações S.A.; Vice-President of Bradesco Leasing S.A. - Arrendamento Mercantil; General Officer of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações.

Previous positions: Chief Executive Officer of ABECS – Associação Brasileira das Empresas de Cartões de Crédito e Serviços; and Member of the Council of Representatives (representing ABECS) of CNF – Confederação Nacional das Instituições Financeiras.

•         André Rodrigues Cano, Vice-President:

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

Graduation: Degree in Business Administration from FMU – Faculdades Metropolitanas Unidas.

Other Qualifications: MBA – Controller from FIPECAFI – Institute of Accounting, Finance and Actuarial Research – FEA-USP; and the Advanced Management Program (AMP) – Harvard Business School in Boston, USA.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Managing Officer of Kirton Bank S.A. – Banco Múltiplo; Effective Officer of the National Confederation of the Financial System – CONSIF; Vice-President and Alternate Delegate at CONSIF at FENABAN – Federação Nacional dos Bancos; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Representative of Bradesco Group at ANBIMA – Brazilian Financial and Capital Markets Association; Vice-President of FEBRABAN – Federação Brasileira de Bancos; Member of the Board of Directors of BBD Participações S.A.; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors (Representing the Bradesco Organization) of CPM Holdings Limited; Member of the Board of Directors of IT Partners Limited; Vice-President of Bradesco Leasing S.A. – Arrendamento Mercantil; Vice-President of NCF Participações S.A.; Managing Officer of Bradescard Elo Participações S.A.; and Managing Officer of Bradesco Administradora de Consórcios Ltda.

162 Form 20-F – December 2019

Form 20-F

Previous positions: Alternate Vice-Chairman of the Board of Directors of Chain Serviços e Contact Center S.A. (formerly Fidelity Serviços e Contact Center S.A.); Officer and Effective Member of the Board of Directors of TECBAN – Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; Executive Officer of ACREFI – Associação Nacional das Instituições de Crédito, Financiamento e Investimento; and Vice-Chairman of the Curator Council of the National Quality Foundation – FNQ.

•         Cassiano Ricardo Scarpelli – Vice-President:

Birth date: July 28, 1968.

Summary of Professional Experience: He joined the Bradesco Organization in June 1984. In February 2001 he was promoted to Executive Superintendent. In March 2007, he was elected Department Officer, in February 2015, Deputy Officer, and in January 2017, Managing Officer. In March 2018, he was elected Executive Vice-President.

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: International Executive Program at Queen’s School of Business – Queen’s Executive Program, in Ontario, Canada.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Member of the Board of Directors and of the Financial Risks Committee of B3 S.A. – Brasil, Bolsa, Balcão; Chairman of the Board of Regulation and Best Practices for Trading Financial Instruments of ANBIMA – Brazilian Financial and Capital Markets Association; Vice-President of Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Losango S.A - Banco Múltiplo, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda., Bradesco Leasing S.A - Arrendamento Mercantil, Bradesco - Kirton Corretora de Câmbio S.A., NCF Participações S.A.; General Officer of Banco Bradesco BERJ S.A. and Kirton Bank S.A. - Banco Múltiplo; Managing Officer of Banco Bradesco Financiamentos S.A., Bradescard Elo Participações S.A. and NCD Participações Ltda.; and Officer of Nova Cidade de Deus Participações S.A.

Previous positions: Member of the Câmara Consultiva de Renda Fixa, Câmbio e Derivativos of B3 S.A. – Brasil, Bolsa, Balcão; Member of the Product and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão; Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A. and Latasa S.A.; Officer of Bradesco Saúde - Operadora de Planos S.A.; Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. – Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A., and Officer of BMC Asset Management – Distribuidora de Títulos e Valores Mobiliários Ltda. and of UGB Participações S.A.

•         Eurico Ramos Fabri – Vice-President:

Birth date: September 29, 1972.

Summary of Professional Experience: In February 2008, he joined as Officer in Banco Finasa S.A., a financial institution acquired by Banco Finasa BMC S.A. (currently Banco Bradesco Financiamentos S.A.), as an Officer, remaining until December 2009. From July 2008 to April 2011, he held the position of Officer of Finasa Promotora de Vendas Ltda. In December 2010, he was elected Officer of Banco Bradesco S.A., in January 2012, Department Officer, in February 2015, Deputy Officer and, in January 2017, Managing Officer. In March 2018, he was promoted to Executive Vice-President.

Graduation: Degree in Economic Sciences from UNICAMP – Universidade Estadual de Campinas.

Other Qualifications: Executive MBA in Finance from Insper – Instituto de Ensino e Pesquisa; STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management; and Advanced Management Program from Harvard Business School, Boston, USA.

Current positions: He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Chairman of the Board of Directors of Gestora de Inteligência de Crédito S.A. and RCB Investimentos S.A.; Vice-President of Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Bradesco Leasing S.A - Arrendamento Mercantil, Bradesco - Kirton Corretora de Câmbio S.A., Kirton Bank S.A. - Banco Múltiplo and NCF Participações S.A.; General Officer of Banco Bradescard S.A., Banco Bradesco Financiamentos S.A., Banco Losango S.A - Banco Múltiplo, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda. and Bradescard Elo Participações S.A.; Managing Officer of NCD Participações Ltda.; Officer of Nova Cidade de Deus Participações S.A.

163 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Previous positions: Member of the Board of Directors of Cielo S.A., Alelo S.A. (formerly Companhia Brasileira de Soluções e Serviços) and Elo Participações S.A.; and Alternate Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.) and Chain Serviços e Contact Center S.A. (formerly Fidelity Serviços e Contact Center S.A.).

•         Moacir Nachbar Junior, Managing Officer:

Birth date: April 5, 1965.

Summary of Professional Experience: He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position he currently holds. In March 2018, he became responsible for Risk Management of Organization, being elected as Chief Risk Officer (“CRO”).

Graduation: Degree in Accounting from Faculdade Campos Salles.

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Management from Faculdade de Administração e Ciências Contábeis Campos Salles; MBA-Controller from FIPECAFI – Institute of Accounting, Finance and Actuarial Research (FEA-USP); and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, New Hampshire – USA;

Current positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Managing Board, Member of the Audit and Accounting Standards Committee and Member of the Capital Market Committee of ABRASCA – Associação Brasileira das Companhias Abertas; Member of the Board of Directors of CPM Holdings Limited and of T Partners Limited; Alternate Member of Advisory Board of the Fundo Garantidor de Créditos – FGC; Vice-Chairman of the Board of Directors of 2bCapital S.A.; Managing Officer of Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Losango S.A. - Banco Múltiplo, Bankpar Brasil Ltda., BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.), Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. - Arrendamento Mercantil, Kirton Bank S.A. - Banco Múltiplo, Nova Marília Administração de Bens Móveis e Imóveis Ltda. and Tempo Serviços Ltda.; and Member of the Board of Directors of Banco Bradesco Europa.

Previous positions: Officer and Effective Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund; Member of Self-regulation Banking Council of FEBRABAN – Federação Brasileira de Bancos; an Alternate Member of the Board of Directors of BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.), and Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Full Member of the Board of Directors of Valepar S.A.; and Alternate Member of the Board of Directors and Member of the Compliance and Risk Committee of Vale S.A.

•         Renato Ejnisman, Managing Officer:

Birth date: February 12, 1970.

Summary of Professional Experience: In April 1999, he began his career in the financial market at Bank of America, where he worked until February 2007, with a short spell at Bank Boston during this period. In February 2007, he joined Banco Bradesco BBI S.A., as an Executive Superintendent. In April 2008, he was elected Officer and, in February 2011, Managing Officer and General Officer in February 2015. At Banco Bradesco S.A., he was elected Deputy Officer in February 2015 and, in January 2017, Managing Officer, a position he currently holds.

Graduation: Degree in Physics from USP – Universidade São Paulo.

Other Qualifications: Master’s degree in Nuclear Physics from Universidade São Paulo (USP) and a Doctoral degree in Physics from the University of Rochester, New York, USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Chairman of the Board of Regulation and Best Practices for the Capital Market; Vice-President of ANBIMA – Brazilian Financial and Capital Markets Association; and Vice-Chairman of the Board of Directors of Banco Bradesco Europa; Vice-Chairman of the Board of Directors of Bradesco Securities Hong Kong Limited; Managing Officer of Banco Bradesco BBI, Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, Officer of Brasilia Cayman Investments II Limited and Brasilia Cayman Investments III Limited.

164 Form 20-F – December 2019

Form 20-F

Previous positions: Chief Executive Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. and Ágora Educacional Ltda.; Effective Member of Câmara Consultiva de Listagem of B3 S.A. – Brasil, Bolsa, Balcão; Alternate Member of the Managing Board of ABRASCA – Associação Brasileira das Companhias Abertas; and Vice-Chairman of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited.

•         Walkiria Schirrmeister Marchetti, Managing Officer:

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

Graduation: Degree in Mathematics from Faculdade de Ciências e Letras Teresa Martin.

Other Qualifications: Specialization in System Analysis from Instituto Presbiteriano Mackenzie; “Lato Sensu” postgraduate degree – MBA Banking from Fundação Instituto de Administração – FIA; and International Executive Programs at the Wharton School – Strategic Thinking and Management for Competitive Advantage Program – Pennsylvania – USA; Columbia Business School – Columbia Senior Executive Program – New York – USA; and Harvard Business School – Negotiation and Competitive Decision Making – Boston – USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco.

•         Guilherme Muller Leal, Managing Officer:

Birth date: November 12, 1967.

Summary of Professional Experience: He joined, in August 1999, Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A., reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent, in February 2011, he was elected Officer, in January 2012, Department Officer, and in January 2017, Deputy Officer and in January 2019, promoted to Executive Managing Officer.

Graduation: Degree in Economics from Universidade Santa Úrsula – USU.

Other Qualifications: “Lato Sensu” postgraduate degree with specialization in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio; and Executive Development Program (Programa de Desenvolvimento de Executivos – PDE) from Fundação Dom Cabral, and the following international executive programs: Authentic Leadership Development and Behavioral Economics: Designing Strategic Solutions For Your Customer and Your Organization from Harvard Business School – Boston, Massachusetts – USA, Executive Education Program from New York Trend Consulting – NYTC – New York – USA, Wharton Advanced Management Program and Executive Negotiation Workshop: Bargaining for Advantage by University of Pennsylvania – The Wharton School – Philadelphia – Pennsylvania – USA, and Leadership at the Peak Program from Center for Creative Leadership Staff and Leadership at the Peak Participants – Colorado Springs – USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; and Managing Officer of Banco Bradesco BERJ S.A. and Bradesco Leasing S.A. - Arrendamento Mercantil.

Previous positions: Managing Officer of Banco Bradesco Cartões S.A.

•         Rogério Pedro Câmara, Managing Officer:

Birth date: October 5, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1983. In December 2008, he was promoted to the position of Executive Superintendent. In June 2011, he was elected Officer; in January 2012, Department Officer; in January 2017, Deputy Officer, and in January 2019, Executive Managing Officer.

Graduation: Degree in Administration from Universidade Paulista – UNIP.

Other Qualifications: MBA in Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo – FIPECAFI/USP; “Lato Sensu” postgraduate degree and MBA with specialization in Knowledge, Innovation and Technology from Fundação Instituto de Administração – FIA (FEA/USP); International Module – MBA in Knowledge, Innovation and Technology from Bentley College – Waltham Massachusetts – USA; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program – IESE Business School from University of Navarra, São Paulo, SP; International Executive Programs: Changing the Game: Negotiation and Competitive Decision Making from Harvard Business School – Boston, USA; Customer – Focused Innovation Program and Leading Change and Organizational Renewal Program from Stanford University Graduate School of Business – California, USA; Making Strategy Work: Leading Effective Execution and Strategic Thinking and Management for Competitive Advantage Program from The Wharton School – Philadelphia, USA; The Leadership at the Peak Program from Center for Creative Leadership – Colorado Springs, USA; and The Advanced Strategy Program: Building and Implementing Growth Strategies, High Performance Leadership and in The Executive Development Program from The University of Chicago Booth School of Business – Chicago, USA.

165 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Current positions: Managing Officer of Banco Bradescard S.A., Bradesco-Kirton Corretora de Câmbio S.A., BBC Processadora S.A. (formerly Fidelity Processadora S.A.) and Kirton Bank S.A. – Banco Múltiplo; Member of the Board of Trustees of Fundação Bradesco; Alternate Member of the Board of Directors of the Interbank Payment Chamber - CIP; Officer of Scopus Desenvolvimento de Sistemas Ltda., Scopus Soluções em TI Ltda. and ShopFácil Soluções em Comércio Eletrônico S.A.

Previous positions: Alternate Member of the Fiscal Council of the Top Clube Bradesco, Segurança, Educação e Assistência Social; and Officer of Scopus Industrial S.A.

•         João Carlos Gomes da Silva, Managing Officer:

Birth date: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981, and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer; in January 2012, Departmental Officer; in February 2017, Deputy Officer and in January 2019, Executive Managing Officer.

Graduation: Degree in Accounting Sciences from Faculdade de Administração e Economia (“FAE”).

Other Qualifications: Postgraduate MBA in Business Management and Executive MBA in Distance-learning Business Administration – Emphasis on Banking by the Fundação Getúlio Vargas (“FGV”); and AMP – Advanced Management Program from IESE Business School – University of Navarra, São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Managing Officer of Banco Losango S.A. - Banco Múltiplo; and Managing Officer of Bradesco Administradora de Consórcio Ltda.

Previous positions: Member of the Management Committee for the Portability of Loan Operations of FEBRABAN – Federação Brasileira de Bancos; Member of the Consulting Committee of the Commerce Association of São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Board of ABECIP – Brazilian Association of Real Estate Credit and Savings Entities; Alternate Member of the Board of Directors of CIP – Câmara Interbancária de Pagamentos; Vice-President and Full Member of Board of Directors of CIBRASEC – Companhia Brasileira de Securitização; Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP Castelo); Alternate Member of Managerial Council of Housing Guarantee Fund – CGFGH; Member of the Consulting Board of FIABCI/BRASIL – Brazilian National Chapter of the International Real Estate Federation; Secretary Officer of ABEL – Brazilian Leasing Companies Association; Vice-Chairman of the Managing Board of ACREFI; Associação Nacional das Instituições de Créditos, Financiamentos e Investimento; Sector Officer of the Banking Services Committee; Sector Officer of the Credit Products PJ (for corporate entities) Deputy Officer of the Executive Committee of Banking Products PF (for Individuals) of FEBRABAN – Federação Brasileira de Bancos; and Secretary Officer of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

•         Bruno D’Avila Melo Boetger, Managing Officer:

Birth date: June 17, 1967.

Summary of Professional Experience: He began his career in 1994 at Citicorp Securities Inc., in New York (USA), where he worked until 1996. From 1997 to March 2007 he worked at Salomon Brothers Inc. and Citigroup Global Markets Inc. (USA), and Salomon Smith Barney Representações Ltda. In April 2007, he joined Banco Bradesco BBI S.A. as Executive Superintendent and, in April 2008, he was elected Officer, and remained in the position until March 2012. In August 2011, he also began to work in Banco Bradesco S.A. as General Manager in the branch of New York (USA), remaining in the position until January 2014, so than was elected Department Officer. In December 2017, he was elected Executive Deputy Officer. In January 2019 he was promoted to Executive Managing Officer.

Graduation: Degree in Administration by Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas – FGV/EAESP.

Other Qualifications: Master’s degree in Business Administration – Concentration in Finance from Cornell University – Johnson Graduate School of Management – Ithaca, New York; and Senior Executive Program – Strategy, Leadership and Transformation by London Business School – Education of Executives – London, England.

166 Form 20-F – December 2019

Form 20-F

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Managing Officer of Banco Losango S.A. - Banco Múltiplo and Bradesco-Kirton Corretora de Câmbio S.A.; Vice-Chairman of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited.

Previous Positions: Managing Officer of Banco Bradesco Cartões S.A.; Chief Executive Officer of Bradesco North America LLC and Bram US LLC (USA); Vice-President of Salomon Brothers Inc. - New York, USA; Member of the International Business Sector Committee of FEBRABAN - Federação Brasileira de Bancos; Manager of Bradesco Overseas Funchal - Consulting Services, Sociedade Unipessoal Lda.; and Officer of Banco Bradesco Argentina S.A., Citigroup Global Markets Inc. - New York, USA, and Salomon Smith Barney Representações Ltda. - São Paulo, Brazil.

•         Glaucimar Peticov – Managing Officer:

Birth Date: March 18, 1963.

Summary of Professional Experience: She began his career in August 1984, with Banco Econômico S.A., then with Banco Excel Econômico S.A., and then with Banco Bilbao Vizcaya Argentaria Brasil S.A., later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. - Banco Múltiplo. In September 2003, she was transferred to Banco Bradesco S.A., and in December 2009, promoted to the position of Executive Superintendent and, in June 2011, she was elected Department Officer, reporting to the Human Resource Department and to UNIBRAD – Universidade Corporativa Bradesco and, in March 2018, she was elected Deputy Officer and in February 2020, was promoted to Managing Officer.

Graduation: Degree in Psychology from Universidade São Marcos.

Other Qualifications: “Lato Sensu” Postgraduate degree in Human Resource Management from Fundação Armando Alvares Penteado – CENAP; Specialization in Marketing – FGV (2006); Advanced Management, administered by Fundação Dom Cabral; International Executive Programs: Strategic Human Resource Planning, by University of Michigan Business School – Ann Arbor, Michigan, USA; Senior Executive Program, by Columbia Business School – New York, USA; Negotiation and Competitive Decision-Making, by Harvard Business School – Boston, USA; and Leadership at the Peak Program, by the Center for Creative Leadership – Colorado, USA.

Current Positions: Member of Board of Trustees of Fundação Bradesco; Chief Executive Officer of ARFAB – Associação Recreativa dos Funcionários da Atlântica-Bradesco and of Clube Bradesco de Seguros; Member of Consulting Board of Global Council of Corporate Universities (GlobalCCU); and Secretary Officer of SINDICREFI – Union of the Credit, Financing and Investing Companies of the State of São Paulo.

Previous Positions: Officer of ADC Bradesco – Associação Desportista Classista; Secretary Officer of FENACREFI – Federação Interestadual das Instituições de Crédito, Financiamento e Investimento; Officer of Generation and Management of Knowledge and Content Officer of ABRH – Brazil – Associação Brasileira de Recursos Humanos; Member of the Deliberative Council of FEBRACORP Live University; and Deputy Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

•         José Ramos Rocha Neto – Managing Officer:

Birth date: December 8, 1968.

Summary of Professional Experience: In May 2000, he joined Banco Bilbao Vizcaya Argentaria Brasil S.A., later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. - Banco Múltiplo, where he also held the position of Executive Superintendent responsible for Trade Finance and Business Development. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Officer and in June 2011, Department Officer. In March 2018, he was elected Deputy Officer, and in February, 2020, he was elected Managing Officer.

Graduation: Degree in Economics from UFPE – Universidade Federal de Pernambuco.

Other Qualifications: “Lato Sensu” postgraduate degree in Business Administration from CEAG – Fundação Getúlio Vargas – FGV – EAESP; and International Executive Programs at Wharton Business School, Harvard Business School, IESE Business School and Center for Creative Leadership and Executive Development Program at Fundação Dom Cabral, Stanford University School of Business and at Amana Key.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Body of ABECIP - Brazilian Association of Real Estate Credit and Savings Entities; Chairman of the Distribution Forum of ANBIMA - Brazilian Financial and Capital Market Association; Officer of BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.; Superintendent Officer of Bradesco Administradora de Consórcios Ltda.; and Deputy Director of Bradesco Leasing S.A. – Arrendamento Mercantil.

Previous Positions: President and Full Member of Comitê de Distribuição de Produtos no Varejo (Committee of Distribution of Products in Retail) of ANBIMA – Brazilian Financial and Capital Markets Association; Superintendent Officer of BEC - Distribuidora de Títulos e Valores Mobiliários Ltda; Officer of BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Officer of Kirton Gestão de Recursos Ltda.; Member of the Plenary Board and Member of the Consulting Committee of the Commerce Association of São Paulo – ACSP; Alternate Member of the Board of Directors of CIBRASEC – Companhia Brasileira de Securitização; and Member of the Management Committee for the Portability of Loan Operations of FEBRABAN – Federação Brasileira de Bancos.

167 Bradesco

6.A. Board of Directors and Board of Executive Officers
Form 20-F

•         Antonio José da Barbara, Deputy Officer:

Birth date: December 21, 1968

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in June 1984. In May 2009, was elected Officer, responsible for the General Secretariat and, in December of the same year, became Department Officer. In January 2019, was promoted to Executive Deputy Officer.

Graduation: Degree in Administration from Centro Universitário Anhanguera de São Paulo (Ibero-Americano).

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Administration from Fundação Escola de Comércio Álvares Penteado (FECAP).

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Officer of Banco Bradesco BBI S.A.; Deputy Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; and Effective Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Previous Positions: Effective Member of the Fiscal Council of Bradespar S.A.; Deputy Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, of Vale S.A. and of Cielo S.A.; and Officer of NCD Participações Ltda.

•         Edson Marcelo Moreto, Deputy Officer:

Birth date: January 16, 1970

Summary of Professional Experience:  He joined Banco Excel Econômico S.A. in October 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. - Banco Múltiplo. In September 2003 was transferred to Banco Bradesco S.A. as Loan Manager and, in August 2010, was promoted to Executive Superintendent. In March 2014 was elected Officer, in February 2015, Department Officer and, in January 2019, Executive Deputy Officer.

Graduation: Degree in Art Education from Faculdades Integradas Teresa D’Ávila (FATEA); and Electrical Engineering degree from the Universidade Santa Cecília (UNISANTA).

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Managers of Bradescard Mexico, Sociedad de Responsabilidad Limitada; Member of the Loan Committee of Elo Serviços S.A.; Full Member of the Executive Committee of the Credit Environment of the FEBRABAN – Federação Brasileira de Bancos; Deputy Member of the Board of Executive Officers of Gestora de Inteligência de Crédito S.A. - QUOD; and Member of the Board of Directors of RCB Investimentos S.A.

Previous Positions: Commercial Manager of Banco Safra S.A., from March to August 1996, and of Banco Nacional S.A., from 1985 to 1996, and Deputy Officer of Banco Bradesco Cartões S.A.

•         José Sergio Bordin, Deputy Officer:

Birth date: February 26, 1968

Summary of Professional Experience: He joined Banco Excel Econômico S.A. in September 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A. In September 2003, was transferred to Banco Bradesco S.A., and in December 2009, he was elected Regional Officer, remained in the position until January 2014, so then he was elected Managing Officer of Bradesco Capitalização S.A., remaining in this position until January 2015, when he was elected General Officer of Bradesco Auto/RE Companhia de Seguros, the company he worked for until October 2017. From March to December 2017, held the position of General Officer of Bradesco Administradora de Consórcios Ltda., returning to Banco Bradesco in December 2017, as Department Officer. In January 2019, was promoted to Executive Deputy Officer.

Graduation: Degree in Accounting from Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste.

Other Qualifications: In Company MBA “Banking Affairs” by the Fundação Getúlio Vargas – Escola de Administração de Empresas de São Paulo (FGV/EAESP); and the Advanced Management Program from the University of Navarra (IESE), São Paulo.

168 Form 20-F – December 2019

Form 20-F

Current Positions: Member of the Board of Trustees of Fundação Bradesco.

Previous Positions: General Officer of Atlântica Companhia de Seguros, Bradesco Administradora de Consórcios Ltda., Bradesco Seguros S.A., Bradseg Participações S.A., Bradseg Promotora de Vendas S.A., BSP Affinity Ltda., Ipê Holdings Ltda., Kirton Participações e Investimentos Ltda. and Kirton Seguros S.A.; Member of the Business Council of Insurance and Reinsurance of the Commercial Association of Rio de Janeiro - ACRJ; Member of the National Council (representing Bradesco Administradora de Consórcios Ltda.) in ABAC - Brazilian Association of Consortium Administrators and SINAC - National Union of Consortium Administrators; Vice-President of the Federação Nacional de Seguros Gerais (FenSeg.); and Officer of the Associação de Bancos no Estado do Rio de Janeiro (ABERJ), of the Sindicato dos Bancos do Estado do Rio de Janeiro (SBERJ) and of the Federação Nacional de Capitalização (FenaCap).

•         Leandro de Miranda Araujo, Deputy Officer:

Birth date: December 11,1971.

Summary of Professional Experience: In July 2011 was hired in Banco Bradesco BBI S.A. as Executive Superintendent. In February 2015 was elected Managing Officer. In January 2019, joined Banco Bradesco S.A., being elected Deputy Executive Director and taking the role of Investor Relations Officer.

Graduation: Degree in Law from Universidade do Estado do Rio de Janeiro (UERJ).

Other Qualifications: Executive MBA from Instituto Brasileiro de Mercado de Capitais (IBMEC); and MBA from the University of Michigan Business School (UMBS), USA.

Current Position: Member of the Board of Directors and Chief Executive Officer of 2bCapital; Deputy Officer and Investor Relations Officer of Bradesco Leasing - Arrendamento Mercantil; Deputy Officer and Investor Relations Officer of NCF Participações S.A.

Previous Positions: Managing Officer of Banco Bradesco BBI S.A.; Alternative Investments Manager at Credit Suisse Asset Management S.A.; Manager, Partner of Fixed Income at BTG Invest Ltda./Banco BTG Pactual S.A.; President at Principal Partners Ltda.; Capital Markets Executive Officer at Banco Santos S.A.; Debt Capital Markets Manager at Banco Santander S.A.; International Debt Capital Markets Manager Banco Bozano, Simonsen S.A.; Corporate Finance Manager at Banco Liberal S.A. and Legal Intern at Banco BBM S.A.

•         Roberto de Jesus Paris, Deputy Officer:

Birth date: September 15, 1972.

Summary of Professional Experience: He began at Bradesco S.A. in January 1987. He was promoted to the position of Executive Superintendent in May 2007. In June 2011, he was elected Officer. In February 2015, Department Officer and in January 2019, Deputy Officer.

Graduation: Degree in Administration from Universidade Paulista – UNIP.

Other Qualifications: “Lato Sensu” Postgraduate Degree – Executive MBA in Finance, with focus on Market Finance, from Instituto de Ensino e Pesquisa (Insper); Executive Education Program from the Graduate School of Business – Columbia University, New York, USA.; and Chartered Financial Analyst Certification (CFA) by the CFA Institute, Virginia, USA.

Current Positions: Sectoral Director of the Executive Committee of Treasury Operations of FEBRABAN – Federação Brasileira de Bancos; Member of the Board of Trustees – Fundação Bradesco; Bradesco Representative in the ANBIMA - Brazilian Financial and Capital Markets Association; and External Member of Products and Pricing Committee of B3 S.A. - Brasil, Bolsa, Balcão.

Previous Positions: Vice-President of the Treasury Affairs Committee of ANBIMA - Brazilian Financial and Capital Markets Association; and Member of the Board of Directors and of the Pricing Committee of CETIP S.A. – Mercados Organizados.

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Board of Executive Officers are established at the Shareholders’ Meetings. These bodies comprise our Executive Officers, Department Officers, Officers, Regional Officers and Officers of our subsidiaries for the ensuing year. In 2019, our shareholders set the global compensation for our Board of Directors and our Board of Executive Officers and our subsidiaries at R$866.4 million, and part of this refers to the social security contribution to the INSS.

169 Bradesco

6.C. Board Practices
Form 20-F

In 2019, our Directors, our Board of Executive Officers and our subsidiaries received aggregate compensation of R$852.9 million for their services, and part of this refers to the social security contribution to the INSS. Regarding the Management’s compensation, part of it was paid as variable compensation. The current compensation policy mandates that 50.0% of the net variable compensation amount is intended for the acquisition of BBD Participações S.A. preferred shares (“PNB BBD shares”) and/or of preferred shares issued by Bradesco (“PN Bradesco shares”), which are saved and are unavailable (restricted shares) to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Board of Executive Officers and our subsidiaries have the right to participate in the same pension plans available to all our employees. In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for us. The composition of compensation and the post-employment benefit are based on management's alignment with our short-, medium- and long-term results and risks, as well as them being justified as a means to retain knowledgeable and high quality Managers among our staff members. In 2019, we contributed R$468.1 million to pension plans on behalf of our Directors, members of our Board of Executive Officers and of our subsidiaries.

As a result of the COVID-19 pandemic, the CMN, by means of the Resolution No. 4,797/20, vetoed the increase in fixed or variable compensation of our officers and directors until September 30, 2020.

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the Annual Shareholders’ Meeting for two-year terms and the directors may be re-elected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for two-year terms, which can also be extended for consecutive terms.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 30 Department Officers, 24 Officers and 20 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at our staff or one of the affiliates. Our Board of Directors may, waive the fulfillment of certain requirements for their appointment for up to 25.0% of the members of our Board of Executive Officers, as follows:

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

6.C.10 Fiscal Council

Under Brazilian law, corporations may have a “Conselho Fiscal”, or Fiscal Council, an independent corporate body with general monitoring and supervision powers and shall have from three to five effective members and the same number for alternates. As from the Special Shareholders’ Meeting held in March 2015, our Bylaws require our Fiscal Council to be a permanent corporate body.

Our Fiscal Council has five full members (Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes, Cristiana Pereira and Ivanyra Maura de Medeiros Correia) and five alternates members (João Batista de Moraes, Nilson Pinhal, Renaud Roberto Teixeira, Reginaldo Ferreira Alexandre and Genival Francisco da Silva), all of whom were elected on March 10, 2020 and will take office after approval by the Central Bank. The period of mandate is one year term and will expire in March 2021. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

170 Form 20-F – December 2019

Form 20-F

•         supervise, through any of its members, the actions of our managers and to verify their fulfilment of their duties;

•         review and issue opinions regarding our financial statements prior to their disclosure, including the Notes to the financial statements, the independent auditor’s report and any Management reports;

•         opine on any management proposals to be submitted to the shareholders’ meeting related to:

o    changes in our social capital;

o    issuance of subscription warrants;

o    investment plans and capital expenditure budgets;

o    distributions of dividends; and

o    transformation of our corporate form and corporate restructuring, such as takeovers, mergers and spin-offs.

•         inform our Management of any error, fraud, or misdemeanour detected and suggest measures management should take in order to protect our main interests. If our Management fails to take the measures required to protect the company’s interests, they are required to inform the shareholders’ meeting of these facts; and

•         call shareholders’ meetings if Management delays the general shareholders’ meeting for more than one month and call special shareholders’ meetings in case of material or important matters.

6.C.20 Board Advisory Committees

Our shareholders approved, at the Special Shareholders’ Meeting held in December 2003, the creation of the Audit Committee, the Compliance and Internal Control Committee (extinct on March 11, 2019) and the Compensation Committee. At the Special Shareholders’ Meeting held in March 2006, our shareholders approved the transformation of the Ethical Conduct Committee into a statutory committee. At the Special Shareholders’ Meeting held in March 2008, our shareholders approved the creation of the COGIRAC. At the Special Shareholders’ Meeting held in March 2013, the shareholders resolved to exclude from the Bylaws Articles 22, 24 and 25, which dealt, respectively, with organizational components of the Internal Controls and Compliance Committee, the Ethical Conduct Committee and COGIRAC, reflecting the proposal presented by the Executive Committee of Corporate Governance, assessed by the Board of Directors, to maintain in the Bylaws only those committees whose characterization as statutory is required by legal norms, giving greater speed to the process of managing the committees subordinated to the Board of Directors. Thus, only the Audit Committee and the Compensation Committee remain as statutory roles, which should not be construed as a weakening of the corporate governance structure, as the Board of Directors will maintain these committees under its structure, which removal from the Bylaws was approved.

6.C.30 Statutory Committees

6.C.30.01 Audit Committee

Pursuant to our Bylaws and to Central Bank regulations since April 2004, we established the Audit Committee, composed of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years. The former members of the Audit Committee may only rejoin the body, after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

171 Bradesco

6.C. Board Practices
Form 20-F

The current members of the Audit Committee are Milton Matsumoto (coordinator), Paulo Roberto Simões da Cunha (financial expert), Wilson Antonio Salmeron Gutierrez, Paulo Ricardo Satyro Bianchini and José Luis Elias, members with no specific designation. Milton Matsumoto is also a member of the Board of Directors.

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

•	reviewing financial statements prior to their disclosure, including the notes to the financial statements, the independent auditor’s report and Management reports;
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

6.C.30.02 Compensation Committee

The Compensation Committee has three to seven members, all of whom are members of our Board of Directors with terms of office of two years, and according to the provisions set forth in CMN Resolution No. 3,921/10, should have at least one non-management member. Members are appointed by and may be replaced by the Board of Directors. The Committee’s primary responsibility is to advise the Board of Directors in the coordination of the Management compensation policy.

6.C.40 Non-Statutory Committees

6.C.40.01 Integrity and Ethical Conduct Committee

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

172 Form 20-F – December 2019

Form 20-F

6.C.40.02 Integrated Risk Management and Capital Allocation Committee – COGIRAC

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

6.C.40.03 Sustainability and Diversity Committee

The Sustainability and Diversity Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. The Committee’s purpose is to advise the Board of Directors in the performance its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of socio-environmental responsibility.

6.C.40.04 Succession and Nomination Committee

Made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its Coordinator. The purpose of the Committee is to advise the Board of Directors and in the process of nomination of Qualified Employees, within the scope of our Organization.

6.C.40.05 Risks Committee

Composed by at least three and at most five members, all formally appointed and dismissed by the Board of Directors, including its Coordinator. The purpose of the Committee is to advise the Board of Directors in the performance of its duties related to risk and capital management.

6.C.50 Ombudsman

At the Special Shareholders’ Meeting held in August 2007, our shareholders formalized the creation of the Ombudsman. Previously we had an informal Ombudsman. The Ombudsman, a role directly connected to the Presidency of the Institution, works on behalf of all our institutions, authorized to operate by the Central Bank. There is one Ombudsman, with a two-year term. The Ombudsman is appointed and may be dismissed by the Board of Directors.

The Ombudsman is responsible for:

•	representing the client impartially, transforming the complaint into an experience that strengthens the relationship with clients of our Organization, and boosting continuous improvements;
•

checking strict compliance with legal and regulatory rules related to consumer’s rights and acting as a communication channel among us and our institutions authorized to operate by the Central Bank, and our customers and users of its products and services, including mediating conflicts;

173 Bradesco

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
•

to ensure the satisfaction of the customer that complains, by providing ethical, transparent, responsible, diligent and fair services, according to the guidelines of the Institutional Policy of Relationship with Customers and Users;

•

informing claimants of the waiting time for a final answer, which should not exceed ten business days, and may be extended, exceptionally and in a justified manner, only once, for an equal period limiting the number of extensions to 10.0% of total claims in the month, and the claimant must be informed of the reasons for the extension;

•	sending a conclusive answer to the claimant’s demand until expiration of the above waiting time;
•

proposing to the Board of Directors strategies to expand the relationship with customers and users, investment in corrective or improvement measures to procedures banking processes, routines and products and services, based on the analysis of the complaints received; and

•

preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, at the end of each semester, a qualitative report regarding the Ombudsman’s performance, comprising the proposals addressed in the prior item, if any.

According to our Bylaws and in order to comply with the rules of the Central Bank, in March 2018, Nairo José Martinelli Vidal Júnior was appointed by the Board of Directors as an Ombudsman. In the Special Meeting of the Board of Directors which took place on March 11, 2020, its mandate was renewed until the first meeting of this body to be held after the Annual Shareholders’ Meeting of 2022.

6.C.60 Legal Advice

In pursuance of the best practices of Corporate Governance and for the dealing of specific legal affairs, the Board of Directors and the Diretoria Executiva established, in February 2019, the Legal Advice Department.

 The Department has as duties the provision of legal advice to the Board of Directors and to the Diretoria Executiva in issues of strategic interest, in the shareholding, contractual, and regulatory fields, as well as to follow up legal and administrative actions of high complexity for the Organization.

6.C.70 Internal Audit

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

6.D. Employees

As of December 31, 2019, we had 97,329 employees, of which 86,213 were employed by us and 11,116 were employed by our subsidiaries, compared to 98,605 employees as of December 31, 2018 and 98,808 employees as of December 31, 2017.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

174 Form 20-F – December 2019

Form 20-F

December 31,	2019	2018	2017
Total number of employees	97,329	98,605	98,808
Number by category of activity
Bradesco	88.6%	87.1%	87.2%
Insurance activities	6.9%	6.8%	6.4%
Pension plan activity	0.6%	0.6%	0.5%
Other categories	3.9%	5.5%	5.9%
Number by geographic location
Cidade de Deus, Osasco	11.3%	10.8%	10.3%
Alphaville, Barueri	4.3%	4.1%	3.8%
São Paulo	15.9%	15.8%	16.2%
Other locations in Brazil	68.4%	69.0%	69.4%
International	0.3%	0.3%	0.3%

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day workweek. 23% of the employees worked part-time and 77% as full-time employees as of December 31, 2019, compared to 24% of the part-time employees and 76% of the full-time employees as of December 31, 2018, compared to 25% of the part-time employees and 75% of the full-time employees as of December 31, 2017.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. All employees are entitled, through internal hiring process, to fill new positions, including those in Middle Management, senior and managerial positions.

We have a framework that represents the heterogeneity of the Brazilian population, an indispensable tool for excellence in service and innovation characteristic of the Bradesco Organization. At the end of the period, throughout Brazil and at any hierarchical level, 50.4% of our workforce was made up of women, 26.4% were of African descent.

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2019, 47.4% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships.

We offer our employees benefits which include our health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and life and accident insurance with varying coverages. Reinforcing this aspect, we rely on the well-being program VivaBem, addressing the theme of health, with a focus on prevention of diseases and the promotion of healthy habits, attitudes and behaviors.

In accordance with the collective convention of labor, we offer to our employees a profit-sharing program. In 2019, we launched the Outstanding Performance Award (“PDE”), designed for employees who work in the commercial structure of the Branch Network and who have exceeded the performance ordinarily expected.

Through Universidade Corporativa Bradesco – UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees. In 2019, R$190.0 million was invested and 1 million participants registered in various programs and learning solutions available, of which 206.0 thousand were classroom students and 829.3 thousand were distance learning students.

On August 29, 2019, we launched the second Voluntary Severance Program (“PDV”), which our employees who meet the requirements set out in the regulation of the Program could join the plan freely and voluntarily. The PDV, which had 3.4 thousand accessions, aims to optimize and make the structure of our team flexible and achieve an important improvement in our indicators of productivity, preserving the commitment with the foundations of the internal career and value creation for the shareholders.

175 Bradesco

6.E. Share Ownership
Form 20-F

6.E. Share Ownership

As of March 10, 2020, the members of our Board of Directors and Board of Executive Officers indirectly held 2.9% of our voting capital and 1.5% of our total capital stock through a company called BBD Participações S.A., or “BBD”. In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of March 10, 2020, none of our directors and executive officers individually owned, directly or indirectly, more than 1.0% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 10, 2020, our capital stock was composed of 4,031,915,068 common shares (6,642,963 treasury shares) and 4,031,914,646 preferred shares (24,889,584 treasury shares), with no par value.

For information on shareholders’ rights and our dividend distributions, see “Item 8.A. Consolidated Statements and Other Financial Information – 8.A.30 Policy on dividend distributions” and “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”.

The following chart illustrates our capital ownership structure as of March 10, 2020:

BBD PART S.A. (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
47.89% COMMON
47.89% TOTAL
AGUIAR FAMILY
16.70% COMMON
16.70% TOTAL
CIDADE DE DEUS
35.41% COMMON
35.41% TOTAL
45.64% COMMON
0.02% PREFERRED
22.88% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
NCF
MARKET
0.15% COMMON
0.08% TOTAL
28.86% COMMON
97.73% PREFERRED
63.22% TOTAL
8.43% COMMON
2.25% PREFERRED
5.35% TOTAL
17.07% COMMON
8.55% TOTAL
BRADESCO

176 Form 20-F – December 2019

Form 20-F

The following table shows the direct ownership of our outstanding common and preferred shares as of March 10, 2020, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	1,837,129,968	45.6%	970,801	0.0%	1,838,100,769	22.9%
Fundação Bradesco(1)	687,056,074	17.1%	-	0.0%	687,056,074	8.6%
NCF Participações	339,512,264	8.4%	89,988,708	2.2%	429,500,972	5.3%
Subtotal	2,863,698,306	71.1%	90,959,509	2.3%	2,954,657,815	36.8%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Walter Luis Bernardes Albertoni	(*)	(*)	(*)	(*)	(*)	(*)
Samuel Monteiro dos Santos Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	22,035,273	0.5%	40,402,575	1.0%	62,437,848	0.8%
Members of the Diretoria Executiva
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Renato Ejnisman	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Rogério Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
João Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Glaucimar Peticov	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Antonio José da Barbara	(*)	(*)	(*)	(*)	(*)	(*)
Edson Marcelo Moreto	(*)	(*)	(*)	(*)	(*)	(*)
José Sérgio Bordin	(*)	(*)	(*)	(*)	(*)	(*)
Leandro de Miranda Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	52,078	0.0%	727,494	0.0%	779,572	0.0%
Subtotal	2,885,785,657	71.7%	132,089,578	3.3%	3,017,875,235	37.6%
Other	1,139,486,448	28.3%	3,874,935,484	96.7%	5,014,421,932	62.4%
Outstanding Shares	4,025,272,105	100.0%	4,007,025,062	100.0%	8,032,297,167	100.0%
Treasury shares	6,642,963	-	24,889,584	-	31,532,547	-
Total	4,031,915,068	100.0%	4,031,914,646	100.0%	8,063,829,714	100.0%
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

The following is a description of our principal beneficial shareholders as of March 10, 2020. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

➢ Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding company, which we refer to as “Cidade de Deus Participações”. It directly holds 45.6% of our voting capital and 22.9% of our total capital. Its shareholders are: (i) Nova Cidade de Deus, with 47.9% of its common and total shares; (ii) Fundação Bradesco, with 35.4% of its common and total shares; and (iii) the Aguiar Family, with 16.7% of its common and total shares as of March 10, 2020. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

➢ Nova Cidade de Deus Participações

Nova Cidade de Deus Participações is a holding company which we refer to as “Nova Cidade de Deus”. It holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of March 10, 2020, the company owned, through its participation in Cidade de Deus Participações, 23.5% of our common shares and 12.0% of our total shares. The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares.

177 Bradesco

7.A. Major Shareholders
Form 20-F

Ownership of the class B common shares is limited to:

•         members of our Diretoria Executiva;

•         members of our Board of Directors who have been officers of Banco Bradesco or its controlled entities; and

•         commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus’ class A common shares is limited to the persons entitled to own class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the class A and class B common shareholders in Nova Cidade de Deus have voting rights.

➢ Fundação Bradesco

As of March 10, 2020, Fundação Bradesco owned 58.8% of our common shares, 2.0% of our preferred shares and 30.5% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus, NCD Participações and NCF.

Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the Board of Trustees of Fundação Bradesco, known as the “Board of Trustees”. They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco is one of the largest private socio-educational programs in Brazil, it is an innovative social investment initiative which reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated educational deprivation.

In 2019, a total of 90,198 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, approximately 41,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our “Escola Virtual” (Virtual School) e-learning portal’s distance learning programs (“EaD”), benefited more than 1.2 million students who completed at least one of more than 90 courses offered, and another 5,154 students were involved in projects and partnership initiatives such as our “Educate – Act” (Educa+Ação) Program as well as educational courses and talks on information technology.

The IT for the Visually Handicapped Program has trained 12,742 students and fostered social inclusion for thousands of people.

Fundação Bradesco’s 2019 budget totaled R$666.4 million. Over the last 10 years, Fundação Bradesco has invested a total of R$7.4 billion (at current values) in the foundation.

➢ BBD

BBD indirectly owned 6.1% of our common shares and 3.1% of our total shares as of March 10, 2020, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.5% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well as our skilled employees, of Bradespar, or of our subsidiaries and national not-for-profit corporate entities or national companies controlled by them that have as managers only our employees and/or managers, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of the members of our Board of Directors and the Board of Executive Officers own shares in BBD.

178 Form 20-F – December 2019

Form 20-F

➢ NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of March 10, 2020, NCF directly held 8.4% of our common shares and 5.3% of our total shares.

➢ Market

Direct market holdings represented 28.2% of our voting capital as of March 31, 2020 and 96.1% of our preferred shares. Common and preferred shares held by the market accounted for 62.2% of our share capital.

As of March 31, 2020, 1,300 foreign investors with a stake in our share capital in the amount of: (i) 55.1% of preferred shares; and (ii) 10.5% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.01% of preferred shares and the ADRs (American Depositary Receipts) accounted for 19.3% of preferred shares and 0.02% of common shares.

7.B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are conducted on conditions and at rates consistent with those entered into with third parties:

December 31,	R$ in thousands
	2019	2018	2017
ASSETS
Loans and advances to banks	577,906	585,191	724,369
Securities and derivative financial instruments	308,570	35,282	-
Other assets	198,525	376,015	3,572
LIABILITIES
Deposits from customers	(5,712,955)	(2,785,494)	(1,122,088)
Funds from securities issued	(14,589,013)	(10,700,194)	(8,282,217)
Corporate and statutory obligations	(217,765)	(1,540,846)	(2,275,419)
Other liabilities	(11,679,638)	(10,107,370)	(8,827,877)
INCOME AND EXPENSES
Net interest income	(922,798)	(845,688)	(931,206)
Other income/expense	(1,213,903)	(2,046,696)	149,629

CMN Resolution No. 4,693/18 contains provisions conditions and limits for the application of loan operations with related parties through financial institutions and through leasing companies, pursuant to Article 34 of Laws No. 4,595/64 and No. 7,492/86.

Under this resolution, the following are considered related-parties of an institution:

•         its controllers (individuals or corporate entities), pursuant to Article 116 of Law No. 6,404/76, as well as their spouses, partners and blood relatives up to the second degree;

•         officers and members of statutory or contractual bodies, as well as their spouses, partners and blood relatives up to the second degree;

•         individuals with qualified equity interest; and

•         corporate entities with qualified equity interest (equivalent to 15% of the Capital) (i) in which they have a direct or indirect stake; (ii) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and (iii) that have an officer or member of the board of directors in common.

179 Bradesco

7.C. Interests of Experts and Counsel
Form 20-F

7.B.10 Conditions for the execution of loan operations with related parties

The institutions can only perform loan operations with related parties under conditions compatible with the market, using the parameters adopted in loan operations of the same type for borrowers with the same profile and credit risk.

7.B.20 Limits to operate

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

7.B.30 Registration Log

Financial institutions must keep specific and updated records of the names of corporate entities, individuals and their direct relatives, collateral or by affinity up to the second degree, which are classified as related parties. For further details on restrictions on the operations of financial institutions, see “Item 4.B. Business Overview – 4.B.70.02 Bank regulations – 4.B.70.02-01 Principal limitations and restrictions on activities of financial institutions”.

For further information on related party transactions, see Note 39 to our consolidated financial statements in “Item 18. Financial Statements”.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and other Financial Information

8.A.10 Consolidated Statements

See “Item 18. Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

180 Form 20-F – December 2019

Form 20-F

8.A.20 Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, which main matters refers to:

•

Labor matters: The labor matters in which we were involved during the year ended December 31, 2019 are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics and aren’t judged, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts. In 2019, we made changes to the calculation methodology, which resulted in an additional provision of R$1,914 million. For more information on the refinements to the calculation methodology, see Note 4 to our consolidated financial statements, presented in “Item 18. Financial Statements”.

•

Tax-related matters: We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes which we are contesting; others stem from collections (notifications) of supervisory agencies of the Ministry of Finance and others aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 16, “item 18. Financial Statements”, to our consolidated financial statements for a description of our most relevant tax claims.

•

Civil matters: We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – 3.D.20.06 – Compliance, Conduct and Ethics Risk – 3.D.20.06-06 – The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses”. Probable risk cases are all provisioned, and do not incur in a material adverse effect on our results of operations or financial position.  As described in Note 4 to our Consolidated Financial Statements, “Item 18. Financial Statements”, we reviewed and made changes to the assumptions and criteria for the constitution of labor claims, including proceedings related to economic plans of merged banks, resulting in an increase in the  provision of R$3,113 million in December 2019. For this review, we considered the trends of court decisions, the information related to the progress of such proceedings (contracts, exposure calculation, expert reports, etc.) and the opinion of the legal advisors.

•

Other matters: We are currently not subject to any significant disputed processes with the Central Bank, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory bodies.

As of December 31, 2019, we had a total provisioned amount - which we believe to be adequate to cover any potential exposure arising from the issues presented below - in the amount of R$ 24,422 million and whose allocation was:

•         35.6% in civil matters;

•         34.4% for risks related to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS;

•         and 30.0% for labor claims.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to tax and social security matters, which totaled R$33,474 million (R$24,754 million - 2018) and R$6,272 million (R$8,681 million - 2018) for civil claims at December 31, 2019.

181 Bradesco

8.A. Consolidated Statements and other Financial Information
Form 20-F

For additional information, see Note 36 to our consolidated financial statements in “Item 18. Financial Statements”.

8.A.30 Policy on dividend distributions

Our Bylaws require our Board of Directors to recommend, at each annual shareholders’ meeting, that our net income for the fiscal year (in accordance with BR GAAP) be allocated as follows:

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

A minimum of 30.0% of our net income must be distributed as annual dividends and must be paid out within 60 days following the Annual Shareholders’ Meeting. However, the Law No. 6,404/76 permits us to suspend payment of the mandatory dividends if our Board of Directors reports, at the shareholders’ meeting, that the distribution would be incompatible with our financial condition, and our shareholders approve the suspension by a simple majority vote. Under the Brazilian Corporate Law, the Board of Directors shall file a report with the CVM, justifying the suspension, within five days after the Annual Shareholders’ Meeting. The income not distributed as dividends due to suspension must be allocated to a special reserve. If it is not absorbed by subsequent losses, the amount in the reserve shall be paid as dividends as soon as our financial situation allows us to.

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

Our policy relating to dividend distributions and/or interest on equity is to maximize the amount of distributions, in accordance with our tax management strategy. For additional information, see “Item 5.A. Operating Results – 5.A.10 Overview – 5.A.10.04 Taxes”.

Due to the advancement of the COVID-19 pandemic and the uncertainty for the Brazilian economy, the CMN, by means of Resolution No. 4.797/20, vetoed dividend payments above the minimum requirement of 30% as established in our Bylaws, in addition to the payment of interest on own capital above the minimum required until September 30, 2020. This prohibition will be applied to the payments relating to the base dates between April 7 and September 30, 2020 and the payments to be made from April 7 until September 30, 2020.

182 Form 20-F – December 2019

Form 20-F

8.B. Significant Changes

See “Item 4.A. History and Development of the Company – 4.A.10. Acquisitions, divestments and other strategic alliances”.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs are traded on the New York Stock Exchange (“NYSE”), under the symbols “BBD” (preferred share ADSs) and “BBDO” (common share ADSs).

Our preferred share ADSs were first listed on the NYSE in 2001. Each preferred share ADS corresponds to one preferred share.

 An increase to our capital stock by R$4,000,000 thousand was decided at the Special Shareholders’ Meeting held on March 10, 2020 increasing the capital stock from R$75,100,000 thousand to R$79,100,000 thousand, with a bonus of 10% in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,476/76, and approved by  the Central Bank, issuing 806,382,972 nominative-book entry shares, with no nominal value, whereby 403,191,507 are common and 403,191,465 are preferred shares, which will be attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type, the shareholders registered  with us on the base date to be determined following approval by the Central Bank.

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

In January 2012, the Central Bank authorized our creation of an ADR program for our common shares in the USA market. As part of this authorization, and after government had affirmed it as being in its interest, the Central Bank increased the limit of foreign interest in our capital stock from 14.0% to 30.0%. The increase in the limit of foreign interest in our common shares did not alter our ownership or control structure. In March 2012, our common share ADSs became listed on the NYSE under the symbol “BBDO”. Each common share ADS corresponds to one common share.

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares registered at the Stock Exchange of B3 (formerly Brazilian Clearing and Depository Corporation – Companhia Brasileira de Liquidação e Custódia – CBLC). Under Brazilian law, non-Brazilian holders of our shares may be subject to certain adverse tax consequences due to their ownership and any transfer of our shares. For further discussion of the restrictions on the transfer of preferred shares, see “Item 10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.07– Form and transfer” and “Item 10.D. Exchange Controls”.

183 Bradesco

9.B. Plan of Distribution
Form 20-F

Our preferred share ADSs and common share ADSs are represented by preferred share ADRs and common share ADRs. Our preferred share ADSs and common share ADSs may be held in registered form with the depository – The Bank of New York Mellon – or in book entry form through financial institutions that are members of the “Depository Trust Company” or DTC. The depositary bank, as registrar, performs the services of transfer of the preferred share ADRs and common share ADRs. Title to a preferred share ADR or common share ADR (and to each preferred share ADS or common share ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the preferred share ADRs and common share ADRs who transfer their preferred share ADRs and common share ADRs may be required to:

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

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

•         each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10.B. Memorandum and Articles of Association – Organization – Voting rights”; and

•         the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10.B. Memorandum and Articles of Association – Organization – Preemptive rights”.

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

9.C.10 Trading on B3 (stock exchange)

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

184 Form 20-F – December 2019

Form 20-F

If you were to trade in our shares on the B3, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.

As of December 31, 2019, the aggregate market capitalization of the 353 companies listed on the B3, was equivalent to US$1.2 trillion and the 10 largest companies listed on the B3 represented 47.1% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2019, we accounted for 6.0% of the market capitalization of all listed companies on the B3.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the CMN requirements.

In September 2014, the CMN issued Resolution No. 4,373/14, amended and improved the provisions for (i) foreign investments through a depositary receipt mechanism; and (ii) investments made by non-resident investors in the financial and capital markets in Brazil. The main changes were: (a) increasing the number of instruments that may be issued through depositary receipts; (b) making it possible for non-resident investors to invest in financial and capital markets without having previously entered into foreign exchange operations; (c) clarifying the criteria for simultaneous foreign exchange operations; and (d) increasing the responsibility of the non-resident investor’s representative.

See “Item 10.D. Exchange Controls” for further information about CMN Resolution No. 4,373/14, and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 4,373/14.

➢ Corporate governance practices of B3

In 2000, B3 introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado” with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called “Bovespa Mais” and “Bovespa Mais Nível 2”, specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders’ rights and increase the quality of the information made available to shareholders. Newly amended rules for “Levels 1 and 2 of Differentiated Corporate Governance Practices” came into effect in May 2011.

To become a “Level 1” company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that the shares that represent at least 25.0% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its Board of Directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders’ agreement and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

To become a “Level 2” company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company’s control is transferred, offering to common shareholders the same price paid per share for the controlling group of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3’s “Level 2” segment is in force; (iv) the Board of Directors made up of at least five members of which at least a minimum of 20.0% shall be independent members with a term of office limited to two years, and re-election is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the “Level 2” segment; and (vii) exclusively adopt the B3 “Arbitration Board” rules for resolving any conflicts between the company and its investors.

185 Bradesco

9.D. Selling Shareholders
Form 20-F

To join B3’s “Novo Mercado” segment, an issuer must meet the “Novo Mercado” rules related to the governance structure and the shareholders’ rights: (i) the capital must be composed exclusively of common shares with voting rights; (ii) in the case of transfer of control, all shareholders have the right to sell their shares at the same price (tag along of 100%) attributed to the shares held by the controller; (iii) installing the area of Internal Audit, role of Compliance and Audit Committee (statutory or non-statutory); (iv) in the event of the company leaving the Novo Mercado, conducting a public offer for acquisition of shares (“OPA”) at fair value, in which, at least 1/3 of the holders of shares in circulation must accept the OPA or agree with the exit from the segment; (v) the board of directors has to include, at least, 2 or 20% of independent directors, whichever is higher, with a unified term of up to two years; (vi) the company undertakes to maintain at least 25% of the shares in circulation (free float), or 15%, in the event of ADTV (average daily trading volume) of more than R$25 million; (vii) structuring and dissemination of the evaluation process of the board of directors, of its committees and the board; (viii) drafting and dissemination of policies (a) compensation; (b) nomination of members to the board of directors, its advisory committees and board of executive officers; (c) risk management; (d) transactions with related parties; and (e) trading of securities with minimum content (except for the compensation policy); (ix) simultaneous disclosure, in English and Portuguese, of relevant facts, information about earnings and press releases of income statements; and (x) monthly release of negotiations with securities issued by the company and shareholders.

In June 2001, we executed an agreement with B3 to list our shares in the “Level 1” segment, effective immediately after the disclosure of the offer’s opening date in Brazil. We agreed to comply with and continue to comply with all of the “Level 1” listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

186 Form 20-F – December 2019

Form 20-F

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on our capital stock, see Note 38 to our consolidated financial statements in “Item 18. Financial Statements”.

10.B. Memorandum and Articles of Association

We are a publicly traded company duly registered with the CVM under No. 00090-6. Article 5 of our Bylaws establishes our purpose as carrying out banking transactions in general, including foreign exchange activities.

10.B.10 Organization

10.B.10.01 Qualification of directors

Since the promulgation of Law No. 12,431/11, which amended Law No. 6,404/76, members of the Board of Directors are no longer required to be shareholders of the companies in which they occupy these positions. Neither do they have to meet residency requirements to be eligible for Board member positions.

10.B.10.02 Allocation of net income and distribution of dividends

Our Bylaws, in conformity with the Brazilian Corporate Law, require the Board of Directors to recommend, at each Annual Shareholders’ Meeting, the allocation of net income for the fiscal year as follows:

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

The minimum of 30.0% of our recurring net income according to BR GAAP must be distributed as annual dividends and paid out within 60 days of the Annual Shareholders’ Meeting in which the distribution is approved. However, Brazilian Corporate Law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with our financial condition, in which case the suspension is subject to approval by the shareholders’ meeting. Under Brazilian Corporate Law, the Fiscal Council shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ meeting. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

187 Bradesco

10.B. Memorandum and Articles of Association
Form 20-F

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

10.B.10.03 Shareholders’ meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a General Shareholders’ Meeting.

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

The Board of Directors or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within less than a year of the meeting. The attorney-in-fact must be a shareholder, a member of our Management, a lawyer or a financial institution and for investment funds, the fund manager is responsible for representing quota holders. Shareholders that are corporate entities may also be represented by their own legal representatives. The power of attorney given to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

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

188 Form 20-F – December 2019

Form 20-F

10.B.10.04 Voting rights

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

10.B.10.05 Transfer of control

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

Additionally, Brazilian law stipulates that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80.0% of the price per share paid for the controlling group. In December 2003, we amended our Bylaws to ensure that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to: (a) for our non-controlling common shareholders, 100% of the price per share paid to our controlling shareholders; and (b) for our preferred shareholders, 80.0% of the price per share paid for our controlling shareholders.

In the event of our liquidation, our preferred shareholders would have priority over our common shareholders when returning capital. See “10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.03 – Liquidation” for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See “10.B. Memorandum and Articles of Association - 10.B.20 Shareholders – 10.B.20.02 – Right of withdrawal” for more information.

Brazilian law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

10.B.10.06 B3’s differentiated corporate governance practices

In 2001, we voluntarily adhered to B3’s Level 1 Corporate Governance which establishes special requirements for the Company’s listing and rules for its managers and shareholders, including its controlling shareholders. Companies listed on Level 1 must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by officers, executives and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25.0%.

189 Bradesco

10.B. Memorandum and Articles of Association
Form 20-F

10.B.20 Shareholders

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

•         approving our participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships), as defined under the Brazilian Corporate Law;

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

10.B.20.01 Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be granted at least a 30‑day period following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

As described under “Regulations of and Restrictions on Foreign Investors”, under the Brazilian Constitution the increase of foreign investors’ participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. As part of this authorization, and after the government had affirmed it as being in its own interest, the Central Bank increased the limit of foreign interest in our capital stock from 14.0% to 30.0%.

190 Form 20-F – December 2019

Form 20-F

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

You may not be able to exercise the preemptive rights relating to the shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details, see “Item 3.D. Risk Factors – 3.D.40 Risks relating to our shares, preferred share ADSs and common share ADSs”.

10.B.20.02 Right of withdrawal

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

This right of withdrawal may be exercised:

•         by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a Shareholders’ Meeting resolves to:

o    create preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;

o    modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;

o    create a new class of preferred shares with greater privileges than the existing class of preferred shares; or

•          by the dissenting or non-voting shareholders (including any holder of preferred shares) in the event that a general shareholders’ meeting resolves to:

o    reduce the mandatory distribution of dividends;

o    change our corporate purpose;

o    transfer all of our shares to another company, making us a wholly owned subsidiary of such company, known as an “incorporação de ações”; or

•         by the dissenting or non-voting holder of common shares, in the event that a Shareholders’ Meeting resolves to:

o    acquire control of another company at a price exceeding certain limits set forth in Brazilian Law;

o    merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;

191 Bradesco

10.B. Memorandum and Articles of Association
Form 20-F

o    participate in a “grupo de sociedades” as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or

o    spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, merger of our shares or spin-off does not become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares, which have been adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ meeting, the shareholders’ ownership of shares is based on the date of announcement.

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

10.B.20.03 Liquidation

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

10.B.20.04 Redemption

Our Bylaws provide that our shares are not redeemable. However, Brazilian Law authorizes us to redeem minority shareholders’ shares if, after a public tender offer for our delisting, our controlling shareholder increases to more than 95.0% its participation in our total capital stock.

10.B.20.05 Conversion rights

Our Bylaws provide that our common shares cannot be converted into preferred shares or our preferred shares into common shares.

10.B.20.06 Liability of our shareholders for further capital calls

Neither Brazilian law nor our Bylaws provide for capital calls. Our shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

192 Form 20-F – December 2019

Form 20-F

10.B.20.07 Form and transfer

Our shares are registered in book-entry form and we perform all the services of safekeeping and transfer of shares. To make the transfer we make an entry in the register, debit the share account of the transferor and credit the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN Resolution No. 4,373/14 as described under “Item 10.D. Exchange Controls”, the foreign investor must declare the transfer in its electronic registration.

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

10.B.30 Brazilian rules related to information disclosure

In January 2002, through CVM Instruction No. 358/02, as amended, the CVM issued regulations regarding the disclosure of information to the market. These regulations include provisions which:

•

determine what information must be filed with the CVM in the form of a notice to the shareholders or a material fact (“fato relevante”). The “fato relevante” includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;

•	expand the list of events which may be considered material, including, among others:

o    execution of an agreement for the transfer of the shareholding control of the company, even under a suspensive or resolutive condition;

o    change in the control of the company, including through the signing, amendment or termination of the shareholders’ agreement;

o    the signature, amendment or termination of shareholders’ agreements to which the company is a party, or which have been registered in our records;

o    the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;

o    any authorization to trade our securities in any market, national or abroad;

o    a decision upon deregistration of a publicly-held company;

o    the merger, consolidation or spin-off of a company or its affiliates;

o    change or dissolution of the company

o    the change in the composition of a company’s capital stock;

o    the change in accounting criteria;

o    debt renegotiation;

o    approval of a stock option plan to purchase shares;

o    the change in rights and advantages attached to the securities of a company;

o    split or reverse split of shares or attribution of bonus;

o    the acquisition of a company’s shares to keep in treasury or cancellation, and their sale;

o    the company’s profit or loss and the allocation of its cash dividends;

o    the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public’s knowledge;

193 Bradesco

10.B. Memorandum and Articles of Association
Form 20-F

o    the approval, change or abandonment of a project or delay in its implementation;

o    inception, resumption or stoppage of the manufacturing or commercialization of product or the provision of service;

o    discovery, change or development of technology or resources of the company;

o    change of projections disclosed by the company; and

o    agreement with creditors, request or confession of bankruptcy or filing of a legal action that might affect the economic and financial situation of the company.

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
•

fulfil disclosure requirements related to the acquisition and sale of relevant shareholder participations, or the acquisition and sale of our securities by our managing shareholders, members of our Fiscal Council or any member of a technical or consulting body created by our Bylaws; and

•

before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our Board of Directors, Fiscal Council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

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

10.B.30.01 Disclosure of periodic information

In December 2009, the CVM issued Instruction No. 480/09 that addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a “Form 20-F”, providing several detailed aspects of the company’s operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management’s responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier. Instruction No. 480/09 is periodically changed by CVM.

194 Form 20-F – December 2019

Form 20-F

In May 2019, the CMN amended Resolution No. 4,720/19, to improve and simplify the current rules for financial institutions in the preparation and disclosure of financial statements, subject to certain guidelines to be observed in the preparation of the financial statements.

10.B.30.02 Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its Board of Directors or, in its absence, by its Board of Executive Officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of RE. In February 2019, Central Bank issued the Circular No. 3,930/19, which amends the current rules on the disclosure of such information to the public and provisions on the current standards on disclosure of Pilar 3 report, which is available in our Investor Relations website.

10.B.30.03 Disclosure of shareholder ownership

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

10.B.40 Regulations and restrictions on non-Brazilian holders

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

10.B.40.01 Rights of the holders of our ADSs

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

195 Bradesco

10.C. Material contracts
Form 20-F

Holders of our ADSs will receive notifications and voting instructions in relation to any meetings only if we authorize and direct the depositary bank to distribute such information to the holders. If we do not provide that authorization and direction to the depositary bank, holders of ADSs will not be able to vote at our meetings, or otherwise, unless they surrender their preferred share ADSs or common share ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement. If we authorize and direct the depositary bank to distribute voting instructions to our ADS holders, such holders may guide the depositary bank to vote in accordance with the number of shares represented by their ADSs. See “Item 3.D – Risk Factors – 3.D.40 Risks relating to our shares, preferred share ADSs and common share ADSs” – The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; there are also practical limitations on any ability to vote we may give such holders”.

10.C. Material contracts

Not applicable.

10.D. Exchange controls

The Central Bank may place temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends, and on the repatriation of capital if there is a significant imbalance in Brazil’s balance of payments, or one is expected. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990, the government suspended all remittances abroad of dividends and invested capital. The Central Bank subsequently released these amounts for remittance abroad in accordance with specific guidelines. The government may take similar measures in the future.

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

See “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of tax benefits extended to non-Brazilian holders of securities who qualify under CMN Resolution No. 4,373/14.

Under CMN Resolution No. 4,373/14, securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM. In addition, under this resolution the securities trading is restricted to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian Constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as mentioned above under “Regulation of and Restrictions on Non-Brazilian holders”. Registration allows investors to remit foreign currency abroad when the funds are distributions on registered shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the forex market rate.

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

196 Form 20-F – December 2019

Form 20-F

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

10.E.10 Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our shares or ADSs by a holder not residing in Brazil.

10.E.10.01 Taxation of dividends

Dividends paid to the holders of ADSs or to investor non-resident in Brazil related to our shares are not subject to Brazilian withholding income tax, provided that these dividends are paid from the profits generated as of January 1, 1996. Dividends paid from profits before January 1, 1996 may be withheld at the variable rates, according to the legislation applicable at the time.

In this context, Law No. 11,638/07 significantly changed the Brazilian Corporate Law, with the objective of more closely aligning BR GAAP with IFRS, producing effects from January 1, 2008, already predicting that the new accounting rules could conflict with the provisions of the tax law, Law No. 11,941/09, the Transition Tax System (“RTT”) was instituted. In general, under the implementation of the RTT, the changes promoted by the IFRS to modify the criterion of recognition of revenues, costs and expenses, would have no tax effects.

In this sense, profits recorded in line with the rules laid down by Law No. 11,638/07 (“IFRS Profits”) may be different for profits calculated following the accounting methods and criteria in force on December 31, 2007 (“2007 Profits”).

Although market practice is for the distribution of dividends calculated using the IFRS Profits to be exempt from taxes, the Brazilian tax authorities, through Normative Instruction No. 1,397/13, understand that companies should consider the 2007 Profits as the basis for determining the amount of profit exempt from taxes that could be distributed to the beneficiaries.

Surplus paid on 2007 Profits (“Surplus Dividends”) should, in the opinion of the tax authorities and in the specific case of non-resident beneficiaries in Brazil, be subject to taxation as follows: (i) Withholding Income Tax at Source (“IRRF”) at a rate of 15.0% in the case of non-resident beneficiaries in Brazil, but which were not domiciled in a tax haven (as defined in the wording of same name in this item); or (ii) IRRF at a rate of 25.0% in the case of non-residents in Brazil, domiciled in the tax haven.

197 Bradesco

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

10.E.10.02 Taxation of gains

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

The deposit of our shares in exchange for ADSs may necessitate taxation by income tax, in the event of any capital gain ascertained by an investor who is a non-resident in Brazil. There may be a capital gain if the cost of acquisition of our shares is less than the average price.

The deposit of our shares in exchange for ADSs may necessitate taxation by income tax, in the event of any capital gain ascertained by an investor non-resident in Brazil. There may be a capital gain if the cost of acquisition of our shares is less than the average price. In this case, the difference between the average price of our shares and the corresponding acquisition cost, can be considered as capital gain. The withdrawal of ADSs in exchange for shares, should not, in principle, be understood as an operation liable to result in capital gain subject to income tax, provided that the regulatory rules in relation to the registration of the investment before the Central Bank are appropriately observed.

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

198 Form 20-F – December 2019

Form 20-F

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

10.E.10.03 Interest on equity (“JCP”)

The Brazilian legislation allows a Brazilian company, instead of distributing dividends, to perform a distribution of interest on equity to its own shareholders, treating such values as deductible in calculating the actual profit and in the calculation base of the Social Contribution. For taxation purposes, the interest on equity is limited to the daily variation pro rata of the Long-term Interest Rate (“TJLP”), as the subsequent determinations of the Central Bank and may not exceed the value equivalent to:

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

199 Bradesco

10.E. Taxation
Form 20-F

10.E.10.04 Tax haven (“JTF”)

According to Law No. 9,430/96 and subsequent amendments, a tax haven is a country or location that (i) does not tax income; (ii) taxes income at an effective rate lower than 20.0% (or 17.0% in specific cases as detailed below); or (iii) imposes restrictions on the disclosure of the corporate structure of corporate entities or their ownership.

The Brazilian tax authorities published NI No. 1,037/10, listing: (i) countries or jurisdictions considered as tax haven or whose internal legislation opposes confidentiality related to the corporate composition of corporate entities or their ownership; and (ii) tax schemes considered as privileged, whose definition is brought by Law No.11,727/08.

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

10.E.10.05 Tax on Foreign Exchange Transactions

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

10.E.10.06 Tax on the transaction with securities

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

200 Form 20-F – December 2019

Form 20-F

10.E.10.07 Other federal Brazilian taxes

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

10.E.10.08 Registered capital

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

10.E.10.09 U.S. federal income tax considerations

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

In this discussion, references to a “U.S. holder” are to a holder of a share or ADS that: (i) is a citizen or resident of the United States; (ii) is a corporation organized under the laws of the United States of America or any state thereof; or (iii) is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares and ADSs.

The shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, holders of ADSs generally will be treated as owners of the shares represented by such ADSs.

10.E.10.09-01 Taxation of distributions

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

201 Bradesco

10.E. Taxation
Form 20-F

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of the shares or ADSs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and the shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

Distributions out of earnings and profits with respect to the shares and ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for the purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of shares or ADSs that are foreign corporations or non-resident alien individuals, or “non-U.S. holders”, generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

10.E.10.09-02 Taxation of capital gains

Upon the sale or other disposition of a share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the shares or ADSs and the U.S. holder’s tax basis in the shares or ADSs. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

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

202 Form 20-F – December 2019

Form 20-F

10.E.10.09-03 Backup withholding and information reporting

Dividends paid on income for the year, and proceeds from the sale or other disposition of the ADSs or the shares to a U.S. holder, generally may be subject to the information reporting requirements of the Code and to backup withholding unless the U.S. holder: (i) establishes, if required to do so, it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 Fifth Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information about obtaining copies of our public filings at the New York Stock Exchange, call (212) 656-5060.

We also file financial statements and other periodic reports with the CVM.

203 Bradesco

10.I. Subsidiary Information
Form 20-F

10.I. Subsidiary Information

For information on subsidiaries, see “Item 4.C. Organizational Structure” and Note 2.a to our consolidated financial statements in “Item 18. Financial Statements”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We use stress methodologies such as sensitivity analysis Economic Value of Equity (EVE), Net Interest Income (NII) and Value at Risk (VaR), among others, for evaluating our market risk.

➢ Interest rate risk

Interest rate risk arises as a result of timing differences on the repricing of assets and liabilities, unexpected changes in the slope and shape of yield curves, base risk and changes in correlation of interest rates between different financial instruments/indexes. We are exposed to the risk of interest rate movements when there is a mismatch between fixed rates and market interest rates. For a discussion of our management of interest rate sensitivity, see “Item 5.B. Liquidity and Capital Resource – 5.B.80 Interest rate sensitivity”.

➢ Exchange risk

Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in, or indexed to, currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. For a discussion of our management of exchange rate sensitivity, see “Item 5.B. Liquidity and Capital Resource – 5.B.80 Exchange rate sensitivity”.

➢ Market risk of trading activities

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. As a result, our exposure to the potential losses described below is generally reduced by these transactions. These derivatives do not qualify as hedges under IFRS. Accordingly, we classify derivatives as financial assets at fair value through profit or loss.

➢ Sensitivity analysis

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

204 Form 20-F – December 2019

Form 20-F

Risk Factor	Market as of December 31, 2019	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	4.02	4.06	5.02	6.03
1-year fixed rate in reais	4.56%	4.57%	5.70%	6.84%

Shocks were also applied to other risk factors and terms of the interest curves. It is important to note that, in the fourth quarter of 2018, the maximum deppreciation of the real against the U.S. dollar was 6.71% (from R$3,986 as of Novmber, 5, 2019 to R$4.253  as of November, 27, 2019 per U.S. dollar), which is below the 25% and 50% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2019	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(14,670)	(1,895,973)	(3,775,039)
Price Index	Exposure subject to the variation of price index coupon rates	(16,840)	(1,312,832)	(2,397,962)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(1,035)	(71,631)	(139,560)
Foreign currency	Exposure subject to foreign exchange variation	(3,136)	(71,103)	(142,206)
Variable income	Exposure subject to the variation of share prices	(28,808)	(720,192)	(1,440,384)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,399)	(52,962)	(104,190)
Other	Exposure not eligible in the previous definitions	(66)	(1,660)	(3,320)
Total not correlated		(65,954)	(4,126,353)	(8,002,661)
Total correlated		(42,209)	(3,038,149)	(5,919,579)
(1) Amounts net of tax effects.

Banking portfolio	On December 31, 2019	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(14,635)	(1,890,506)	(3,764,552)
Price index	Exposure subject to the variation of price index coupon rates	(16,268)	(1,289,311)	(2,354,349)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(1,036)	(71,711)	(139,714)
Foreign currency	Exposure subject to foreign exchange variation	(1,779)	(40,132)	(80,264)
Variable income	Exposure subject to the variation share prices	(28,620)	(715,500)	(1,431,000)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,019)	(41,202)	(81,455)
Other	Exposure not eligible in the previous definitions	(66)	(1,659)	(3,319)
Total not correlated		(63,423)	(4,050,021)	(7,854,653)
Total correlated		(43,595)	(3,078,614)	(5,999,988)
(1) Amounts net of tax effects.

Trading Portfolio	On December 31, 2019	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(97)	(14,128)	(27,256)
Price index	Exposure subject to the variation of price index coupon rates	(904)	(29,440)	(56,245)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(10)	(689)	(1,373)
Foreign currency	Exposure subject to foreign exchange variation	(2,772)	(74,695)	(149,390)
Variable income	Exposure subject to the variation share prices	(228)	(5,710)	(11,420)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(699)	(29,099)	(56,736)
Other		-	(26)	(52)
Total not correlated		(4,710)	(153,787)	(302,472)
Total correlated		(2,617)	(72,476)	(145,411)

➢ Value at Risk (“VaR”)

The Trading portfolio’s risk is measured using the Delta-Normal VaR methodology with a 99.0% confidence level, and the time horizon applied includes the number of days required to undo the existing exposures. Additionally, for the measurement of all risk factors of the options portfolio, the historic simulation models and Delta-Gamma-Vega are applied, whichever is the most conservative of the two, whereby this risk of options is added to the VaR of the portfolio.

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

The main purpose is to monitor, validate and evaluate the VaR model’s adherence and the number of breaks occurred should be in line with the number of breaks accepted by the statistical tests carried out for the required level of confidence (99.0%). Another purpose is to improve the models used by us, by way of analyses carried out for different VaR observation periods and confidence levels, both for Total VaR and by risk factors.

205 Bradesco

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

In 2019, the daily results, both hypothetical and effective point of view, exceeded the respective VaR with a confidence level of 99.0% one time. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), the deviation would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model”, that is, the volatility was significantly higher than expected and/or the correlations differed from those forecast by the model.

In 2019, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$29.6 million and R$5.7 million, respectively, both in the first quarter. The tables below show the value at risk, according to the methodology of the VaR.

	2019 - R$ in thousands
	1st Quarter			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	10,092	847	23,566	9,021
Foreign exchange coupon	1,368	151	6,066	194
Foreign currency	1,364	459	3,668	3,668
Variable income	1,478	544	2,879	1,274
Sovereign risk	4,502	3,179	6,019	3,850
Other	2	0	3	3
Total VaR	15,526	5,686	29,566	12,891

	2019 - R$ in thousands
	2nd Quarter			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	10,060	5,338	17,631	10,611
Foreign exchange coupon	469	101	1,537	122
Foreign currency	3,497	490	5,056	5,056
Variable income	1,279	632	2,446	1,381
Sovereign risk	3,093	1,864	3,886	2,060
Other	1	0	2	0
Total VaR	15,384	10,487	21,396	17,890

	2019 - R$ in thousands
	3rd Quarter			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	11,517	5,549	20,404	9,257
Foreign exchange coupon	643	69	5,433	616
Foreign currency	2,549	34	6,215	4,595
Variable Income	2,358	1,222	4,100	1,400
Sovereign risk	1,871	1,292	2,507	1,594
Other	2	0	8	3
Total VaR	16,241	9,959	24,314	10,672

206 Form 20-F – December 2019

Form 20-F

	2019 - R$ in thousands
	4th Quarter			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	5,057	2,835	8,934	3,408
Foreign exchange coupon	334	63	1,658	415
Foreign currency	4,109	491	10,736	5,327
Variable Income	1,160	303	2,144	707
Sovereign risk	2,160	1,041	3,834	3,834
Other	6	3	17	4
Total VaR	10,263	6,469	15,309	9,973

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2019:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Average
Up to R$20	73.4%	76.1%	71.3%	100.0%	78.3%
Over R$20 up to R$30	26.6%	23.9%	28.7%	0.0%	21.7%
Over R$30 up to R$40	0.0%	0.0%	0.0%	0.0%	0.0%
Over R$40 up to R$50	0.0%	0.0%	0.0%	0.0%	0.0%
Over R$50	0.0%	0.0%	0.0%	0.0%	0.0%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

207 Bradesco

12.D. American Depositary Shares
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

From January 1 to December 31, 2019, we received from our depositary bank the amount of US$19.1 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

208 Form 20-F – December 2019

Form 20-F

➢ Disclosure controls and procedures

As of December 31, 2019, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and disclosure controls and procedures may not prevent or identify misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

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

➢ Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of the SEC. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our Management made an assessment of the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2019 based upon the 2013 framework Integrated Internal Control Structure established by the “Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that our internal controls related to the financial statements were effective and do not present weaknesses.

The effectiveness of our internal control over financial reporting, as of December 31, 2019, has been audited by KPMG Auditores Independentes, a PCAOB – registered independent accounting firm, as stated in their report beginning on page F-3 of “Item 18. Financial Statements”.

➢ Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB – registered independent accounting firm, dated April 29, 2020, on the effectiveness of the internal control over financial reporting as of December 31, 2019, see “Item 18. Financial Statements”.

➢ Changes in internal control over financial reporting

Following the adoption of IFRS9 in 2018, in 2019 we continued to make revisions and improvements to certain controls over financial reporting related to the process for calculating the expected credit losses on financial assets measured at amortized cost, specifically these included establishing parameters for which certain controls operate and adding incremental control procedures related to the underlying assumptions supporting the expected credit loss models and the final expected credit loss calculations.

Except for those improvements, there have been no changes in our internal control over financial reporting (as defined in Articles 13a-15(f) and 15d-15(f) under the "Securities Exchange Act of 1934" of the SEC), that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting that occurred during the fiscal year ended December 31, 2019.

209 Bradesco

ITEM 16. [RESERVED]
Form 20-F

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and designated Paulo Roberto Simões da Cunha as “Audit Committee financial expert”, within the meaning of Item 16.A, and as independent member. For more information regarding our Audit Committee, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees – Audit Committee”.

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

16.C. Principal Accountant Fees and Services

16.C.10 Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2019 and 2018:

Year ended December 31,	R$ in thousands
	2019	2018
Audit fees	42,040	39,695
Audit-related fees	1,060	737
Other fees	2,309	4,083
Total fees	45,409	44,515

The fees for the years 2019 and 2018 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS and BR GAAP, the annual financial statements of our investee companies, as well as the quarterly review of our interim financial statements.

Other fees in the above table are fees billed by the independent auditors related to procedures for issuance of due diligence, for assurance, technical consultancy and previously agreed procedures reports.

210 Form 20-F – December 2019

Form 20-F

16.C.20 Audit Committee pre-approval policies and procedures

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Audit Committee, see “Item 6.C. Board of Directors Practices”.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the “Earnings Reserve – Statutory Reserve” account. This program authorizes the acquisition of up to 15,000,000 nominative book-keeping shares, with no par value, whereby 7,500,000 are common shares and 7,500,000 are preferred shares; and it is effective from June 27, 2019 until December 27, 2020.

In 2019, no class of shares were acquired to be held in treasury.

16.F. Change in Registrant’s Certifying Accountant

Not applicable.

211 Bradesco

16.G. Corporate Governance
Form 20-F

16.G. Corporate Governance

In May 2006, our Board of Directors approved our Corporate Governance Policy. This policy is available on our investor relations website.

16.G.10 Comparison of our corporate governance practices with NYSE rules applicable to North American companies

Under the NYSE’s corporate governance rules approved by the SEC, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

•       SEC requirements concerning audit committees;

•       our Chief Executive Officer must promptly notify the SEC in writing as soon as an executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules; and

•       we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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

Brazilian law provides that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. However, in the spirit of good corporate governance, our Board of Directors includes two independent directors.

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

We have a Compensation Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a senior manager, each with a two-year term of office. The Committee’s primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our Management, according to legislation in force. None of the members of the Compensation Committee are independent directors. The Compensation Committee has a written charter that states the responsibilities of the committee.

212 Form 20-F – December 2019

Form 20-F

303A.06 303A.07

Listed companies must have an Audit Committee, composed of a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of two years, and is appointed by, and may be replaced by, the Board of Directors. We currently have five members on our Audit Committee, one of them is also a Director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. In these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees and 6.C.30 Statutory Committees”.

We also have a Fiscal Council, which currently has five members and five alternates. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see “Item 6.C. Board Practices – 6.C.10 Fiscal Council”.

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

213 Bradesco

PART III
Form 20-F

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

303A.12

The Chief Executive Officer of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.

Our Chief Executive Officer shall promptly notify the NYSE in writing, should any member of the Diretoria Executiva become aware of any non-compliance with any applicable provision of the NYSE Corporate Governance rules.

P

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-3 through F-155.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1 – Our Amended and Restated Bylaws.

2.1 – Deposit Agreement, amended and restated, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on December 1, 2015 (File No. 333-208281).

214 Form 20-F – December 2019

Form 20-F

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

2.4 – Description of Securities.

8.1 – List of Subsidiaries.

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

215 Bradesco

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

Banco Bradesco S.A.

/s/ Octavio de Lazari Junior
Octavio de Lazari Junior Chief Executive Officer

Date: April 30, 2020.

/s/ André Rodrigues Cano
André Rodrigues Cano Chief Financial Officer

216 Form 20-F – December 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

         F-2    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Banco Bradesco S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (the “Bank”) as of December 31, 2019 and 2018, the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2.d) i. to the consolidated financial statements, the Bank changed its method of accounting for financial instruments in 2018 due to the adoption of IFRS 9 “Financial instruments”.

Basis for Opinions

The Bank’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s consolidated financial statements and an opinion on the Bank’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Bradesco     F-3

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Assessment of the expected credit losses

As discussed in Notes 2d viii, 3.1, 4, 21d, 23, 24 and 40 to the consolidated financial statements, the Bank’s expected credit losses related to loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost (ECL) was R$ 42,984,323 thousand as of December 31, 2019.

We identified the assessment of the ECL as a critical audit matter because it involved significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity of the assumptions, requiring complex auditor judgment as well as knowledge and experience in the industry. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained. The assessment of the ECL encompassed the evaluation of the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), as well as the future macroeconomic scenarios. It also included an assessment of the ECL calculated on an individual basis, including the expected cash flows and the related collateral valuation, and an evaluation of the mathematical accuracy of the ECL calculations.

The primary procedures we performed to address the critical audit matter included the following. We tested certain internal controls over the Bank’s process for calculating the ECL, including controls related to: (i) the development and approval of the ECL methodology; (ii) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD, and future macroeconomic scenarios; (iii) the validation of models used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis. We evaluated the Bank’s process to develop the ECL estimate. Specifically, we tested the sources of data, factors, and assumptions that the Bank used by considering whether they are relevant and reliable. We involved credit risk professionals with specialized skills, industry knowledge and experience who assisted in: (i) reviewing the Bank’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board; (ii) testing the models used to calculate the ECL; (iii) testing the methodologies and assumptions used in calculating PD, EAD and LGD; and (iv) testing the calculation of the ECL. Additionally, on a sample basis, we evaluated ECL calculated on an individual basis, including assessing the expected cash flows and related collateral valuation.

We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Bank’s ECL

Evaluation of the impairment testing of goodwill and associates and joint ventures

As discussed in notes 2g, 4, 26 and 28 to the consolidated financial statements, as of December 31, 2019, the Bank recognized goodwill on the acquisition of subsidiaries of R$ 5,327,901 thousand and as part of its investments in associates and joint ventures, in the amount of R$ 985,628 thousand. The Bank performs goodwill impairment testing at least annually and, for investments in associates and joint ventures, whenever there is objective evidence of impairment. As part of its impairment testing of these assets, the Bank estimated recoverable amounts of the relevant cash generating units and investments based on the present value of future cash flows. The future cash flow projections consider business plans and budgets and require a number of economic and business assumptions.

We identified the evaluation of the impairment testing of goodwill and associates and joint ventures as a critical audit matter. There is a high degree of subjectivity in the auditor judgment involved in evaluating the significant assumptions including the growth rates for different businesses, income streams and expenses. In addition, the discount rates were challenging to audit and the calculation was voluminous and involved several complicated steps. Evaluating the impairment testing required significant auditor attention and complex auditor judgment, involving our corporate finance professionals, as well as knowledge and experience in the industry.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Bank’s impairment analysis, including controls related to the development, review and approval of the growth rates and discount rates. We involved corporate finance professionals with industry knowledge and experience who assisted in: (i) evaluating the growth rates used for different businesses, income streams and expenses by comparing them to information obtained from internal and external sources; (ii) evaluating the discount rates used in the impairment testing, by comparing them to ranges of discount rates that were independently developed using publicly available market data for comparable entities; (iii) assessing the Bank’s ability to project cash flows by comparing the prior year’s projections for the year ended December 31, 2019 with actual cash flows in this year; and (iv) testing the mathematical accuracy of certain steps of the present value calculations.

Evaluation of the recoverability of the deferred tax assets arising from carry-forward tax losses

As discussed in notes 2t, 4 and 16 to the consolidated financial statements, the balance of deferred tax assets arising from carry-forward tax losses as of December 31, 2019 was R$ 68,515,007 thousand, which is substantially related to a single subsidiary. The Bank assessed the recoverability of deferred tax assets arising from carry-forward tax losses in this subsidiary by projecting its future taxable profits. These projections are based on the Bank’s business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates could have a significant impact on the projections and, consequently, on the recoverability of the deferred tax assets arising from carry-forward tax losses.

         F-4    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

We identified the evaluation of the recoverability of the deferred tax assets arising from carry forward tax losses as a critical audit matter due to a high degree of auditor judgment required in assessing the projections of future taxable profits and the underlying key assumptions.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Bank’s process to assess the recoverability of deferred tax assets arising from carry forward tax losses, including controls related to the development and approval of the key assumption and the final projections of taxable profits by the Bank. We involved corporate finance professionals with industry knowledge and experience who assisted in evaluating the assumptions including the future interest rates, foreign exchange rates and applicable tax rates underlying the Bank’s projections of future taxable profits. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2019 made in the prior year with actual taxable profits in 2019.

Evaluation of provisions and disclosures for certain specific lawsuits

As discussed in notes 2j, 4 and 36 to the consolidated financial statements, in the normal course of its activities the Bank is a defendant in tax, civil and labor lawsuits. As of December 31, 2019, it had provisions for these lawsuits in the amounts of R$ 8,390,085 thousand, R$ 8,685,793 thousand and R$ 7,346,067 thousand, respectively. For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, adjustments for inflation on savings account balances due to the implementation of economic plans by the government and some other specific civil claims, significant judgment was required by the Bank to determine the likelihood of loss and estimate the loss amount. For labor lawsuits, the Bank used a model, based on historical data, to estimate the amount of the provision and made refinements to this model, including the segregations used, in 2019.

We identified the evaluation of provisions and disclosures for certain specific lawsuits as a critical audit matter. It required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by the Bank, including, in the case of the tax and civil lawsuits, those involved in assessing the likelihood of a loss and in estimating such loss, and, in the case of labor lawsuits, those relating to the refinements made to the model.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Bank’s process for evaluation of tax and civil lawsuits including controls related to the assessment of information received from external and internal legal counsel. We also tested internal controls related to the development and approval of the model for calculating the provision for labor lawsuits. We assessed the recognized provisions and disclosed amounts for certain tax and legal lawsuits by considering the assessment of the internal and external legal advisors, as well as historical data and information related to the lawsuits in question as well as to other similar lawsuits. We involved legal and tax professionals with industry knowledge and experience who assisted in: (i) evaluating the likelihood of loss based on the technical merits of the civil and tax lawsuits; and (ii) examining the documentation and support for the Bank’s assessment of the likelihood of loss and estimate of such loss for certain tax lawsuits. We obtained and evaluated the letters received directly from the Bank’s external legal counsels for certain tax lawsuits, that included an assessment of the likelihood of loss and the estimate of the loss amount. We compared these assessments and estimates to those used by the Bank and evaluated the sufficiency of the Bank’s legal contingency disclosures in relation to these matters. For the labor lawsuits, we evaluated the Bank’s revised model, including the nature of segregations used. We also tested the mathematical accuracy of the computations made by the Company to determine the labor lawsuit provision based on the historical data.

Evaluation of the insurance and pension plan technical provisions

As discussed in notes 2l and 34 to the consolidated financial statements, the Bank has technical provisions of R$ 268,302,691 thousand as of December 31, 2019 for its obligations under its written insurance and pension plan business. The Bank estimates the technical provisions using a variety of actuarial techniques and methods, some of which require subjective judgments and assumptions. Key assumptions include those related to expected claim amounts, longevity, persistency, medical cost inflation and discount rates.

We identified the evaluation of the insurance and pension plan technical provisions as a critical audit matter because subjective auditor judgment was required to evaluate the key assumptions underlying the Bank’s actuarial estimates. Specialized actuarial expertise was required to assess the key assumptions as well as the actuarial methodologies used.  Additionally, minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities.

The primary procedures we performed to address the critical audit matter included the following. We tested certain internal controls over the process of estimating the technical provisions, including those related to the development and approval of the actuarial methodologies and the key assumptions and the approval of the final calculations. We involved actuarial professionals with specialized skills and knowledge who assisted in: (i) assessing the methodologies and assumptions used to measure the technical provisions by comparing them to industry practice and the Bank’s historic experience, as applicable; (ii) on a sample basis, through the use of a specialized software tool, testing the mathematical accuracy of certain technical provisions; (iii) on a sample basis, through the use of a specialized software tool and generally accepted actuarial techniques, using independent assumptions to develop an independent estimate of certain technical provisions; and (iv) assessing the Bank’s ability to accurately project claims by comparing historical estimates of the last three years with subsequent claims payments made.

KPMG Auditores Independentes

We have served as the Bank’s auditor since 2011.

Osasco, São Paulo

April 29, 2020

Bradesco     F-5

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Income Statements

	R$ thousand
	Note	Years ended December 31
		2019	2018	2017
Interest and similar income		124,417,705	122,053,139	126,232,328
Interest and similar expenses		(58,617,986)	(55,244,669)	(75,589,415)
Net interest income	6	65,799,719	66,808,470	50,642,913
Fee and commission income	7	25,337,676	23,831,590	22,748,828
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(1,090,917)	(11,676,573)	-
Net gains/(losses) on financial instruments classified as held for trading		-	-	9,623,108
Net gains/(losses) on financial assets at fair value through other comprehensive income	9	655,832	1,073,563	-
Net gains/(losses) on financial instruments classified as available for sale		-	-	570,358
Losses on investments held-to-maturity		-	-	(54,520)
Net gains/(losses) on foreign currency transactions	10	323,774	1,096,826	1,422,957
Gross profit from insurance and pension plans	11	8,254,939	7,656,872	6,239,990
Other operating income		8,143,628	(1,849,312)	17,801,893
Impairment of loans and advances		-	-	(16,860,835)
Expected loss on loans and advances	23	(12,532,133)	(15,091,975)	-
Expected loss on other financial assets	21 e 24	(1,472,394)	(1,172,860)	-
Personnel expenses	12	(24,526,318)	(18,871,462)	(20,723,265)
Other administrative expenses	13	(16,489,578)	(16,873,962)	(16,882,461)
Depreciation and amortization	14	(5,865,768)	(4,808,255)	(4,568,568)
Other operating income/(expenses)	15	(26,214,836)	(14,210,594)	(10,133,357)
Other operating expense		(87,101,027)	(71,029,108)	(69,168,486)
Income before income taxes and share of profit of associates and joint ventures		12,179,996	17,761,640	22,025,148
Share of profit of associates and joint ventures	26	1,201,082	1,680,375	1,718,411
Income before income taxes		13,381,078	19,442,015	23,743,559
Income tax and social contribution	16	7,792,129	(2,693,576)	(6,428,956)
Net income for the year		21,173,207	16,748,439	17,314,603

Attributable to shareholders:
Shareholders of the parent		21,023,023	16,583,915	17,089,364
Non-controlling interest		150,184	164,524	225,239

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	17	2.49	1.97	2.03
– Earnings per preferred share	17	2.74	2.16	2.23

The Notes are an integral part of the Consolidated Financial Statements.

       F-6    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	Note	R$ thousand
		Years ended December 31
		2019	2018	2017
Net income for the year		21,173,207	16,748,439	17,314,603

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses)		-	-	3,005,067
Gains/(losses) transferred to income		-	-	487,017
Tax effect		-	-	(1,260,609)

Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		7,752,853	(473,594)	-
Gains/(losses) transferred to income	9	651,428	1,023,299	-
Tax effect		(3,609,375)	(209,359)	-

Unrealized gains/(losses) on hedge	20
Cash flow hedge		260,397	(96,760)	(13,778)
Hedge of investment abroad		(119,635)	(209,300)	(59,739)
Tax effect		(42,854)	122,424	29,407

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		73,867	113,198	29,002

Items that can not be reclassified to the Consolidated Statement of Income
Gains/(losses) on equity instruments at fair value through other comprehensive income		1,482,384	(756,042)	-
Tax effect		(579,763)	302,417	-

Other		(204,538)	(92,764)	-

Total other comprehensive income		5,664,764	(276,481)	2,216,367
Total comprehensive income for the year		26,837,971	16,471,958	19,530,970

Attributable to shareholders:
Shareholders of the parent		26,687,787	16,307,434	19,305,731
Non-controlling interest		150,184	164,524	225,239

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco     F-7

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	On December 31
		2019	2018
Assets
Cash and balances with banks	18	109,610,999	107,209,743
Financial assets at fair value through profit or loss	19a	249,759,777	246,161,150
Financial assets at fair value through other comprehensive income	21	192,450,010	178,050,536
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	22	59,083,791	105,248,950
- Loans and advances to customers, net of provision for losses	23	423,528,716	380,387,076
- Securities, net of provision for losses	24	166,918,360	140,604,738
- Other financial assets	29	56,101,781	43,893,309
Non-current assets held for sale	25	1,357,026	1,353,330
Investments in associates and joint ventures	26	7,635,612	8,125,799
Property and equipment	27	14,659,222	8,826,836
Intangible assets and goodwill, net of accumulated amortization	28	14,724,647	16,128,548
Taxes to be offset	16	15,685,801	13,498,264
Deferred income tax assets	16c	59,570,055	48,682,569
Other assets	29	7,441,888	7,372,866
Total assets		1,378,527,685	1,305,543,714

Liabilities
Liabilities at amortized cost
- Deposits from banks	30	227,819,611	247,313,979
- Deposits from customers	31	366,227,540	340,748,196
- Funds from issuance of securities	32	170,727,564	148,029,018
- Subordinated debts	33	49,313,508	53,643,444
- Other financial liabilities	37	79,121,127	62,598,235
Financial liabilities at fair value through profit or loss	19c	14,244,083	16,152,087
Provision for Expected Credit Loss
- Loan Commitments	23	2,318,404	2,551,676
- Financial guarantees	23	1,970,321	719,216
Insurance technical provisions and pension plans	34	268,302,691	251,578,287
Other reserves	36	25,239,929	19,802,171
Current income tax liabilities		2,595,277	2,373,261
Deferred income tax liabilities	16c	1,080,603	1,200,589
Other liabilities	37	34,023,453	34,157,435
Total liabilities		1,242,984,111	1,180,867,594

Shareholders’ equity	38
Capital		75,100,000	67,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		51,986,423	53,267,584
Additional paid-in capital		70,496	70,496
Other comprehensive income		7,871,482	2,206,718
Retained earnings		475,606	2,035,198
Equity attributable to shareholders of the parent		135,099,466	124,275,455
Non-controlling interest		444,108	400,665
Total equity		135,543,574	124,676,120
Total equity and liabilities		1,378,527,685	1,305,543,714

The Notes are an integral part of the Consolidated Financial Statements.

       F-8    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207
Net income	-	-	-	-	-	-	-	17,089,364	17,089,364	225,239	17,314,603
Financial assets available for sale	-	-	-	-	-	-	2,187,365	-	2,187,365	-	2,187,365
Foreign currency translation adjustment	-	-	-	-	-	-	29,002	-	29,002	-	29,002
Comprehensive income	-	-	-	-	-	-	2,216,367	17,089,364	19,305,731	225,239	19,530,970
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,099	2,099
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Capital increase of with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	732,888	6,720,523	-	-	(7,453,411)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,204,344)	(7,204,344)	(114,228)	(7,318,572)
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704
IFRS 9 adoption	-	-	-	-	-	-	665,540	(2,802,754)	(2,137,214)	-	(2,137,214)
Balance on January 1, 2018	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	2,483,199	4,536,236	115,266,617	289,873	115,556,490
Net income	-	-	-	-	-	-	-	16,583,915	16,583,915	164,524	16,748,439
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(296,915)	-	(296,915)	-	(296,915)
Foreign currency translation adjustment	-	-	-	-	-	-	113,198	-	113,198	-	113,198
Other	-	-	-	-	-	-	(92,764)	-	(92,764)	-	(92,764)
Comprehensive income	-	-	-	-	-	-	(276,481)	16,583,915	16,307,434	164,524	16,471,958
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,265	2,265
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	954,247	10,832,110	-	-	(11,786,357)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,298,596)	(7,298,596)	(55,997)	(7,354,593)

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco     F-9

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2018	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120
Net income	-	-	-	-	-	-		21,023,023	21,023,023	150,184	21,173,207
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,795,435		5,795,435	-	5,795,435
Foreign currency translation adjustment	-	-	-	-	-	-	73,867		73,867	-	73,867
Other	-	-	-	-	-	-	(204,538)		(204,538)	-	(204,538)
Comprehensive income	-	-	-	-	-	-	5,664,764	21,023,023	26,687,787	150,184	26,837,971
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	8,750	8,750
Capital increase with reserves	8,000,000				(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-	-	-
Interest on equity and dividends	-	-	-	-	(8,000,000)	-	-	(7,863,776)	(15,863,776)	(115,491)	(15,979,267)
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574

 (1) Mainly composed of financial assets at fair value through other comprehensive income and gains and losses with cash flow hedge and foreign investment.

The Notes are an integral part of the Consolidated Financial Statements.

       F-10    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2019	2018	2017
Operating activities
Income before income taxes	13,381,078	19,442,015	23,743,559
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	12,532,133	15,091,975	-
Impairment of loans and advances	-	-	16,860,835
Changes in the insurance technical provisions and pension plans	32,036,527	29,409,222	34,805,771
Net (gains)/losses from disposals of assets available for sale	-	-	(2,299,397)
(Gains)/Net realized losses on financial assets at fair value through other comprehensive income	(655,832)	(1,073,563)	-
Expenses with provisions and contingent liabilities	9,244,967	4,306,043	2,471,288
Deferred acquisition cost (insurance)	(58,115)	144,224	680,136
Impairment of assets	3,196,683	1,757,981	1,925,304
Depreciation	2,737,383	1,460,013	1,237,328
Amortization of intangible assets	3,128,385	3,348,242	3,331,240
Share of profit of associates and joint ventures	(1,201,082)	(1,680,375)	(1,718,411)
Losses on disposal of non-current assets held for sale	277,763	516,713	577,212
Net losses from disposal of property and equipment	17,937	98,182	106,722
(Gains) on sale of investments in associates	48,927	-	(270,977)
Effect of changes in exchange rates in cash and cash equivalents	(752,829)	(751,769)	(806,312)
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	(3,025,422)	(20,882,690)	(8,677,695)
(Increase)/decrease in loans and advances to banks	(2,099,605)	33,357	(2,493,535)
(Increase)/decrease in loans and advances to customers	(123,571,123)	(112,861,770)	(59,578,512)
(Increase)/decrease in financial assets held for trading	-	-	(23,089,236)
(Increase)/Reduction in financial assets at fair value through profit or loss	(3,598,627)	(3,625,822)	-
(Increase)/decrease in other assets	(31,687,179)	(30,301,912)	(23,384,107)
Increase/(decrease) in deposits from banks	(3,555,713)	(20,749,542)	3,955,797
Increase/(decrease) in deposits from customers	36,787,089	88,659,514	36,853,866
Increase/(decrease) in financial liabilities held for trading	-	-	839,321
Increase/(Decrease) in financial liabilities at fair value through profit or loss	(1,908,004)	1,877,088	-
Increase/(decrease) in insurance technical provisions and pension plans	(15,312,123)	(16,920,525)	(11,556,181)
Increase/(decrease) in other provisions	(3,807,209)	(2,994,599)	(2,272,970)
Increase/(decrease) in other liabilities	27,344,659	14,364,262	19,117,355
Interest received	67,523,213	61,660,260	61,743,368
Interest paid	(27,246,400)	(27,813,710)	(27,254,361)
Income tax and social contribution paid	(8,433,279)	(7,086,237)	(8,575,438)
Other changes in taxes	(798,171)	(1,923,895)	(720,182)
Net cash provided by/(used in) operating activities	(19,453,969)	(6,497,318)	35,551,788

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents paid	-	(442,122)	-
(Acquisitions) of financial assets available for sale	-	-	(114,186,612)
(Acquisition) of financial assets at fair value through other comprehensive income	(96,192,725)	(103,432,365)	-
Proceeds from sale of financial assets available for sale	-	-	82,760,146
Disposal of financial assets at fair value through other comprehensive income	99,911,819	103,897,609	-
Maturity of investments held to maturity	-	-	4,219,351
Maturity of financial assets at amortized cost	17,458,880	21,759,857	-
(Acquisitions) of investments held to maturity	-	-	(204,557)
(Acquisition) of financial assets at amortized cost	(41,401,367)	(70,719,797)	-
Disposal of non-current assets held for sale	613,246	688,885	796,869
(Acquisitions) of investments in associates	-	(52,844)	(83,172)
Disposal of investments in affiliates	17,961	-	-
Dividends and interest on equity received	716,581	1,463,448	845,134

Bradesco     F-11

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2019	2018	2017
(Acquisition) of property and equipment	(2,629,435)	(2,389,433)	(1,897,645)
Sale of premises and equipment	816,907	361,240	445,347
(Acquisition) of intangible assets	(2,696,067)	(3,053,156)	(3,743,704)
Dividends received	4,404	50,264	83,341
Interest received	8,053,047	17,383,392	12,735,539
Net cash provided by/(used in) investing activities	(15,326,749)	(34,485,022)	(18,229,963)

Financing activities
Funds from securities issued	84,982,152	85,963,195	62,237,380
Payments on securities issued	(60,215,940)	(69,747,110)	(72,494,509)
Issuance of subordinated debt	-	10,890,606	6,594,610
Payments on subordinated debts	(3,207,429)	(9,181,501)	(8,666,038)
Lease payment	(1,067,573)	-	-
Increase/(decrease) of non-controlling interest	(106,741)	2,265	2,099
Interest paid	(16,951,569)	(16,986,503)	(24,465,562)
Interest on equity and dividends paid	(17,751,148)	(6,539,193)	(6,512,102)
Net cash provided by/(used in) financing activities	(14,318,248)	(5,598,241)	(43,304,122)

(Decrease)/Increase in cash and cash equivalents	(49,098,966)	(46,580,581)	(25,982,297)

Cash and cash equivalents
At the beginning of the year	110,225,630	156,054,442	181,230,427
Effect of changes in exchange rates in cash and cash equivalents	752,829	751,769	806,312
At the end of the year	61,879,493	110,225,630	156,054,442

(Decrease)/Increase in cash and cash equivalents	(49,098,966)	(46,580,581)	(25,982,297)

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,934,762	1,947,924	1,953,996
Dividends and interest on equity declared but not yet paid	126,755	4,876,458	4,295,314
Unrealized (gains)/losses on securities available for sale	-	-	(2,187,365)
(Gains)/losses on financial assets at fair value through other comprehensive income	(5,795,435)	296,915	-

The Notes are an integral part of the Consolidated Financial Statements.

       F-12    IFRS – International Financial Reporting Standards – 2019

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

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on April 29, 2020.

2)    Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 18 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and Impairment losses on loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

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

Bradesco     F-13

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization including the equity method investees.

a)    Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Shareholding interest
		December 31
		2019	2018
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.96%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A. (2)	Cards	-	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (3)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3) (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (3)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (3)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (3)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (3)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd (3)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (5)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (8)	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (3) (6)	Insurance	100.00%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%

       F-14    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	Activity	Shareholding interest
		December 31
		2019	2018
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (3)	Services	100.00%	100.00%
Investment Funds (7)
Bradesco F.I.R.F. Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master IV Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.99%	99.90%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo - F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C.R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Renda Fixa V-A	Investment Fund	100.00%	100.00%

(1) Company merged into Kirton Bank S.A. in April 2019;

(2) Company merged into Banco Bradesco S.A. in August 2019.

(3) The functional currency of these companies abroad is the Real;

(4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(5) The functional currency of this company is the Mexican Peso;

(6) Accounting information used with date lag of up to 60 days; and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

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

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

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

       F-16    IFRS – International Financial Reporting Standards – 2019

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

c)    Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 18 (b) – “Cash and cash equivalents”.

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

       F-18    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Interest income is recognized in the consolidated statement of income using the effective interest method, the realized and unrealized gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at FVTPL is included in “Interest and similar income”. For the treatment of derivative assets see Note 2(d)(iii).

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

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in note 3.1.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the respective contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains or losses on financial assets at fair value through profit or loss”.

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

       F-20    IFRS – International Financial Reporting Standards – 2019

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

viii.  Expected credit losses

The Organization calculates the expected credit losses in prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial guarantees and loan commitments.

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

The measurement of expected losses for the whole lifecycle is applied when a financial asset, on the date of the report, has a significantly increased of the credit risk since its initial recognition and the measurement of credit loss of 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Organization may determine that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the date of the report.

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

The criteria used to calculate the expected credit loss and to determine the significantly increased of the credit risk are detailed in Note 3.1.

Accounting Practices adopted until December 31, 2017.

The Organization opted for the exemption provided by the Standard not to restate comparative information from prior periods arising from the changes arising from IFRS 9, therefore we present below the accounting policies applied to Financial Instruments up to December 31, 2017:

       F-22    IFRS – International Financial Reporting Standards – 2019

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

       F-24    IFRS – International Financial Reporting Standards – 2019

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

       F-26    IFRS – International Financial Reporting Standards – 2019

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

e)    Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount or fair value less the costs to sell – whichever is the lowest – and are included within “Non-current assets held for sale”.

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

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

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

h)      Leasing

Until December 31, 2018, the Organization adopted IAS 17 as accounting practice for recording its leasing transactions, as described below. IFRS 16 is mandatory for the fiscal years beginning after January 1, 2019.

       F-28    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Accounting Policy applicable until December 31, 2018

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

Accounting Policy adopted from January 01, 2019

The Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Bradesco applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Organization recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Organization recognizes a lease liability and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Organization has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the future lease payments, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Organization takes into account the funding rate free of risk adjusted by the credit spread.

       F-30    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as a “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period were not considered in the scope of IFRS 16 because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable.

Short-term leases and leases of low-value assets

The Organization applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

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

When assessing the value in use, future profitability based on business plans and budgets are used, and the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

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

i.     Non life insurance

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

In Automobile insurance, the Provision for Claims Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be settled (PSL) at the base date of calculation. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 semesters for the branches of damages and the last 11 quarters for the extended guarantee business, in order to establish a future projection by period of occurrence and also considers the estimate of Claims Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the regulation process. Now in the other property damage insurance, the IBNR is calculated with triangles also of 10 semesters, however projecting only the new reports, i.e., there is no estimate of IBNER in this insurance.

The Provision for Claims to be Settled (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of salvage and payments expected to be received.

       F-32    IFRS – International Financial Reporting Standards – 2019

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

The Complementary Provision for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

Other Technical Provisions (OPT) correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Life insurance excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, and including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

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

The Provision for Claims Incurred But Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters, to establish a future projection per period of occurrence. A residual tail study is carried out to forecast the claims reported after 10 semesters of the date of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the liability adequacy test (LAT). LAT is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was prepared by Fenaprevi and approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

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

Bradesco     F-33

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.  Health and Dental Insurance

The Unearned Premium/Payments Reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions, corresponding to the assumed obligations.

For health insurance, the Mathematical Provision for Benefits to be Granted (PMBaC) is calculated accounting for a 3.9% annual discount rate (4% on December 31, 2018), the period over which holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover in which no premiums will be received.

For health insurance, the Mathematical Provision for Benefits Granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance – "GBS Plan", and considering a discount rate of 3.9% per annum (4% on December 31, 2018).

The Provision for Claims Incurred but Not Reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months for health insurance and the last 18 months for dental insurance, to establish a future projection per period of occurrence. The methodology used also provides for aggravating factors to capture the development of claims that occur over a period of more than 12 months.

The Provision for Claims to be Settled (PSL) for health insurance, considers all claims received up to the reporting date, including all judicial claims and related costs adjusted for inflation.

The other technical provisions (OTP) for heath and dental insurance refers to the Provision for Insufficient Premiums (PIP), regarding the individual health portfolio, which is constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 3.9% per annum (4% on December 31, 2018).

iv.  Operations with Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) Insurance

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

       F-34    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Mathematical Provision for Benefits to be Granted (PMBaC) related to pension plans and life insurance with survival coverage and defined contribution plans includes the contributions received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

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

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(vi)). TAP is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was prepared by Fenaprevi and approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the provision covers claims incurred. For plans structured under a capitalization regime, the provision is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the passive adequacy test (PAT).

The Reserve for Financial Surplus (PEF) corresponds to the financial result which exceeds the guaranteed minimum profitability transferred to contracts with a financial surplus participation clause.

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

The provision "Other technical provisions (OPT)" comprises part of the mathematical provisions of benefits to be granted and benefits granted transferred to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

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

To calculate the present value of projected cash flows, the Organization used the risk free forward (ETTJ) rate which was prepared by SUSEP (Danos) and Fenaprevi (Vida e Previdência) both approved by SUSEP.

The test was segmented between life insurance and pension products, non life and health and dental insurance. Liabilities related to DPVAT insurance were not included in the adequacy test.

•      Health and dental Insurance

The expected present value of cash flows relating to claims incurred was compared to the technical provisions for claims incurred (outstanding claims and IBNR).

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions (as UPR and PIP).

The contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management.

The result of the liability adequacy test, for health insurance contracts, did not present insufficiency and, consequently, no additional provisions were recorded.

•      Life Insurance and Pension Plans

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management.

The projected average loss ratio was 39.4% for individual and collective individuals segments, obtained from analysis based on triangles for the development of Company claims generated with information from January 2009.

The result of the liability adequacy test (LAT) presented a total insufficiency and was fully recognized in the Complementary Provision for Coverage (PCC), see note 34.

•      Non Life Insurance

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

The projected average loss ratio was 23.8% for the Extended Guarantee segment and 57.12% for the elementary lines, including in this calculation the estimate of the future premium of the housing insurance portfolio, which is characterized by low loss ratio and long terms, since it accompanies the period of financing of the property.

The average reinsurance projected in the study, calculated on the basis of reported claims was 7.14%.

The result of the liability adequacy test, for non life insurance contracts, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

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

       F-36    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

n)    Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period.

It also includes the deferred acquisition costs relating to the exclusivity agreement with the retail network, for the marketing of extended warranty insurance for the initial period of 12 years, with the extension of more than 4 years of contract, totaling 16 years.

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

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is capitalized monthly by the Referential Rate index - TR and by interest rates defined in the plan until the redemption or cancellation of the bond. Amounts payable are recognized in the item “Other Liabilities – Capitalizations Bonds".

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

       F-38    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

s)    Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions are recognized as income upon issuance of the respective policies/certificates/endorsements and invoices or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

The health insurance premiums are recorded in the premium account (result) or Unearned Premium or Contribution Provision (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to “DPVAT” insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB – Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of these operations is carried out in a manner consistent with the related insurance premium and/or reinsurance contract.

The acquisition costs relating to the commission of insurance are deferred and adapted to the result in proportion to the recognition of the earned premium.

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

Financial revenues include interest income on assets of the funds invested (including financial assets available for sale), income from dividends, gains from the disposal of financial assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss, accrued income in the calculation of the cost value of securities held to maturity and reclassifications of gains previously recognized in other comprehensive income. The income from interest is recognized in the results through the effective interest method.

Financial expenses cover losses in the disposal of assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss, losses by impairment recognized in the financial assets (except receivables).

t)     Income tax and social contribution

Income taxes in Brazil consist of Company Income Tax (IRPJ) and Social Contribution on Profit (CSLL).

Income tax and social contribution deferred tax assets, calculated on carry-forward income tax losses, carry-forward social contribution losses and temporary differences, are recorded in “Assets – Deferred Taxes” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), fair value adjustments on securities, restatement of judicial deposits, among others, are recorded in “Liabilities – Deferred Taxes”.

Bradesco     F-39

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the tax treatment reverses. Deferred tax assets on carry-forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, and returned to the rate of 15% as from January 2019. In November 2019 the Constitutional Amendment No. 103 was promulgated, which establishes in article 32, the increase in the rate of the social contribution on profit of "Banks" from 15% to 20%, with effect from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Income tax and social contribution expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

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

As of January 1, 2019, IFRIC 23 became mandatory in determining current and deferred income tax. The Organization has carried out a study on the effects produced by this standard, which takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of various factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

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

A deferred tax asset is recognized for carry-forward tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

       F-40    IFRS – International Financial Reporting Standards – 2019

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

iv.  Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

Bradesco     F-41

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3)    Risk Management

Risk and capital management structures

The risk and capital management activities structures are made up of several committees, commissions and departments which assist the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers of the Organization in their decision-making process.

The Organization has the Integrated Risk Management and Capital Allocation Committee – COGIRAC, whose duty is advise the Board of Directors in performing its duties, related to the management policy and to the risk exposure limits policy, and assure, within the scope of the Organization, the fulfillment of the processes, policies, related rules, and regulations and laws applicable to the Organizations.

This committee is assisted by the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) Anti-money Laundering and Financing of Terrorism (AML-FT)/Sanctions and Information Security/Cyber, and d) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. In addition, it also has the support of the Products and Services Executive Committee and the Executive Committees in business areas, which, among other duties, suggest exposure thresholds to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

In the governance structure it is also notable the Risk Committee, whose main purpose is to assess the structure of risk management of the Organization and occasionally propose improvements.

COGIRAC and the Risk Committee advise the Board of Directors in the performance of its assignments related to the management and control of risks, capital, internal controls and compliance.

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

Risk appetite

The risk appetite refers to the types and levels of risks that the Organization is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Organization.

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

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions:

Capital: the Organization seeks to maintain, permanently, a solid capital base to support the development of activities and cope with the risks incurred (in normal situations or of stress), as well as to support any losses arising from non-measurable risks and make possible strategic acquisitions. To meet this goal, capital buffers were established, which are part of the framework of risk appetite, which are defined and approved by the Board of Directors.

       F-42    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization has established that the Indexes of Basel, Level I, of Common Equity and Leverage Ratio should correspond at least to the regulatory cap, plus the current Equity buffer. In the same sense, Grupo Bradesco Seguros (GBS) must maintain the minimum Solvency Index above the regulatory framework, in the consolidated view, according to the buffers defined.

Liquidity: the Organization aims to effectively comply with its obligations through diversified and low cost sources of funding to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios without affecting its daily operations and incurring significant losses.

For this dimension, indicators were established for short- and long-term monitoring. The Short-Term Liquidity Coverage Ratio (LCR) corresponds to the ratio between the stock of High-Quality Liquidity Assets (HQLA) and the total number of outflows of cash, calculated according to the standardized stress by the Central Bank of Brazil. Now the Indicator of Long-Term Liquidity – NSFR (Net Stable Funding Ratio) corresponds to the ratio between the stable funding available and the stable funding necessary. For Grupo Bradesco Seguros, the control of liquidity risk consists in the sizing of the Minimum Reserve of Liquidity (RML), represented by the amount of resources needed to settle the obligations in situations of stress during the period of turbulence (30 days) and their relation with the Cash Available, which is composed predominantly by high-quality net assets.

Profitability: the Organization prioritizes diligence for the sustainable growth of its business and results and for the adequate remuneration of its equity, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business.

The Organization periodically monitors key performance indicators of the results by line of business, segments and products. On the basis of these monitoring, analyses, projections and studies are made in order to inform the business areas and Senior Management about the individual and consolidated results, thus allowing conscious decision making and strategic reviews.

Loan: the Organization focus on domestic clients, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted, maintaining proper levels of provisions and concentrations.

The monitoring of credit risk is accomplished through continuous monitoring of portfolios and exhibitions, with assessment of the evolution of their volumes, delinquency, provisioning, studies of harvests, and equity, among others. Additionally, the Organization has a structured process of governance of limits of liability for approval of credit operations and recovery.

In relation to the risk appetite, metrics were defined to monitor the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per country). In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF) and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

Market: the Organization aims to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude.

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

For the Trading portfolio the indicators of Value at Risk (VaR), Stress Scenarios for a month, of Monthly and Quarterly Result and Financial Exposure / Concentration are part of the risk appetite. For the Banking portfolio, the ΔEVE Internal Model, ΔEVE Outlier Test, ΔNII Internal Model and the Evolution of the Positions Evaluated at Market Value are monitored. Now for Grupo Bradesco Seguros, the indicators are the VaR for variable income and the interest rate risk (EVE).

Bradesco     F-43

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Operational: the Organization aims to provide assurance with regard to appropriately carrying out its business in accordance with laws regulations and policies, ensuring that processes are covered by efficient controls.

In view of the wide range of products and services offered, as well as the significant volume of activities and operations made, the Organization can incur operating losses resulting from flaws, deficiency or inadequacy of internal processes, people and systems, or from external events.

In this sense, in the context of the Prudential Conglomerate (according to the Central Bank of Brazil, as of January 2015, the calculation of the Reference Equity and the amount of RWA must be prepared in accordance with the financial statements of the Prudential Conglomerate, which are different to IFRS, including in relation to the requirements for and methods of consolidation), the Organization established limits of appetite and tolerance for operating losses, which are monitored on a monthly basis. Additionally, an indicator for monitoring the availability of the main channels of customer service and systems has been defined, aiming to provide continuous readiness in the service to customers.

Reputation: the Organization monitors its reputation as perceived by clients, employees, regulatory authority, investors and the market in general, aiming to ensure the timely identification and assessment of potential sources of this risk and act preventively to mitigate them.

The control of reputation risk aims to ensure that the Organization evaluates and monitors the perception of various stakeholders in order to identify potential sources of risk in reputation and act in a timely manner to mitigate it.

The control of this risk is performed by means of a Consolidated Index of Reputation, which is subdivided into dimensions under which it is possible to determine the reputation of the Organization as perceived by clients, employees, regulatory authority, investors and the market in general.

Model: the Organization uses models to support the decision-making, preparation of financial reports and regulations, and to provide predictive information in several areas of the business. In this context, the Organization recognizes the existence of the risk associated with the use of the models and importance of its management process.

The Organization carries out the management and control of the model risk by means of assessment, inventory and classification of relevance and model risk, backed by processes of governance.

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

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, Integrated Risk Control Department – DCIR, Department of Controllership, among other areas. Both scenarios and results are discussed and approved by a specific Collegiate Body. Subsequently, they are submitted to the COGIRAC and Board of Directors, that, in addition to the scenarios and results of stress tests are also responsible for the approval of the program and guidelines to be followed.

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

       F-44    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.1.     Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

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

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Organization establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

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

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors, depending on the values involved.

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

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Organization’s economic groups/customers (Rating Operacional Final – ROF) is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

       F-46    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/clients defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment and value of credit contracted.

Client Rating for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Client Rating are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

Client rating is used in the analysis for granting and/or renewing operations and credit limits, as well as for the monitoring of the economic-financial situation of a company and its capacity to repay the loans contracted.

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinate to the Board of Directors.

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

Bradesco     F-47

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Measurement of credit risk

Periodically, the Organization evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 3 to 8 years), the current quality and characteristics of clients, operations, and  mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Organization about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

•        Stage 1: Financial assets with no significant increase in credit risks;

•        Stage 2: Financial assets with significant increase in credit risks; and

•        Stage 3: Financial assets that are credit impaired.

The Organization uses different indicators for categorization in stages, according to the profile of the client and the operation, as described below:

Retail Portfolio:

•      Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;

•      Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days, except for residential real estate financing that is between 31 and 180 days or whose internal credit risk rating migrated from low risk to medium or high risk;

•      Stage 3 (Non-compliant or "impaired"): Financial assets whose obligations are overdue for more than 90 days, except for residential real estate financing that is above 180 days;

•      Re-categorization from stage 3 to stage 2: Financial assets that regularize the values overdue and whose internal ratings migrated to medium risk; and

•      Re-categorization from stage 2 to stage 1: Financial assets that regularize the values overdue and whose internal ratings migrated to low risk.

Wholesale Portfolio:

•      Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;

•      Stage 2 (Significant increase in credit risk): Financial assets whose obligations are overdue between 31 and 90 days, except for residential real estate financing that is between 31 and 180 days or whose internal rating of clients migrated from low risk to medium or high risk;

•      Stage 3 (Non-compliant or "impaired"): Financial assets whose relevant obligations are overdue by up to 90 days, except for residential real estate financing that is above 180 days or that present bankruptcy events, judicial recovery, restructuring of debt or need for execution of guarantees;

•      Re-categorization from stage 3 to stage 2: Financial assets that no longer have any of the stage 3 criteria and whose internal ratings migrated to medium risk; and

•      Re-categorization from stage 2 to stage 1: Financial assets that regularize the values overdue and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

       F-48    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The PD parameter refers to the probability of default perceived by the Organization regarding the client, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the client, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Clients with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the client in relation to the Organization at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the client.

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2019		On December 31, 2018
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 18)	109,610,999	-	107,209,743	-
Financial assets at fair value through profit or loss (Note 19)	249,759,777	-	246,161,150	-
Financial assets at fair value through other comprehensive income (Note 21) (1)	192,450,010	-	178,050,536	-
Loans and advances to banks (Note 22)	59,083,791	(44,465)	105,250,928	(1,978)
Loans and advances to customers (Note 23)	457,392,375	(33,863,659)	411,492,655	(31,105,579)
Securities at amortized cost (Note 24)	171,551,837	(4,633,477)	143,626,776	(3,022,038)
Other financial assets (Note 29)	56,101,781	-	43,893,309	-
Provision for Expected Credit Loss
Loan Commitments (Note 23 and 40)	249,866,767	(2,318,404)	228,474,660	(2,551,676)
Financial guarantees (Note 23 and 40)	78,231,145	(1,970,321)	72,870,964	(719,216)
Total risk exposure	1,624,048,482	(42,830,326)	1,537,030,721	(37,400,487)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

The Organization's maximum credit risk exposure was R$1,624,048,482 thousand in 2019, which was an increase of 8.3% compared to 2018.

Of this exposure, R$109,610,999 thousand, or 6.7% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Financial assets at fair value through profit or loss (15.4% of total exposure) are mostly low credit risk, composed mainly of Brazilian government securities at fair value and also include derivative financial instruments.

Financial assets at fair value through other comprehensive income amounted to R$192,450,010 thousand (11.9% of total exposure), are recorded at market value with changes in ECL recognized in profit or loss and are represented mostly by Brazilian government securities, for details of these assets, see note 21.

Loans and advances to financial institutions, which are 3.6% of the total, consist basically of reverse repurchase agreements which have a low credit risk.

Loans and advances to customers represent 28.2% of the total exposure, for details of these assets and the expected loss, see note 23 for details.

Financial assets at amortized cost represent 10.6% of the total, for details of these assets, see note 24.

Bradesco     F-49

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Operations classified as "Other financial assets" represent 3.5% of the total and are basically comprised of foreign exchange operations and escrow deposits.

In 2019, items not recorded in the consolidated balance sheet regarding loan commitments and financial guarantees (recorded in memorandum accounts) totaled R$328,097,912 thousand, representing 20.2% of total exposure.

Loans and advances to customers

Concentration of credit risk

	On December 31
	2019	2018
Largest borrower	1.9%	2.2%
10 largest borrowers	7.7%	9.1%
20 largest borrowers	11.3%	12.9%
50 largest borrowers	16.7%	18.6%
100 largest borrowers	20.1%	22.9%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	On December 31 - R$ thousand
	2019	%	2018	%
Public sector	8,899,863	1.9	9,259,368	2.3
Oil, derivatives and aggregate activities	8,870,762	1.9	9,092,151	2.2
Production and distribution of electricity	3,032	-	1,829	-
Other industries	26,069	-	165,388	-
Private sector	448,492,512	98.1	402,233,287	97.7
Companies	218,076,522	47.7	209,365,567	50.9
Real estate and construction activities	21,695,592	4.7	25,267,761	6.1
Retail	35,521,621	7.8	32,472,286	7.9
Services	20,136,089	4.4	19,086,508	4.6
Transportation and concession	20,807,687	4.5	17,261,369	4.2
Automotive	12,723,830	2.8	11,284,972	2.7
Food products	11,067,069	2.4	12,040,631	2.9
Wholesale	14,327,816	3.1	11,467,168	2.8
Production and distribution of electricity	2,868,563	0.6	4,784,015	1.2
Siderurgy and metallurgy	9,022,956	2.0	7,698,444	1.9
Sugar and alcohol	6,191,961	1.4	6,907,858	1.7
Other industries	63,713,338	13.9	61,094,555	14.8
Individuals	230,415,990	50.4	192,867,720	46.9
Total portfolio	457,392,375	100.0	411,492,655	100.0
Impairment of loans and advances	(33,863,659)		(31,105,579)
Total of net loans and advances to customers	423,528,716		380,387,076

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

       F-50    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousand
	2019		2018
	Book value (1)	Fair Value Guarantees	Book value (1)	Fair Value Guarantees
Individuals	230,415,990	139,878,361	192,867,720	121,318,093
Stage 1	199,384,194	127,231,341	165,031,788	109,456,403
Stage 2	19,594,716	10,277,550	15,354,577	8,925,277
Stage 3	11,437,080	2,369,470	12,481,355	2,936,413

Companies	226,976,385	90,693,689	218,624,935	77,161,470
Stage 1	195,924,808	77,930,093	177,191,748	61,244,814
Stage 2	13,106,024	6,546,880	21,750,673	7,374,186
Stage 3	17,945,553	6,216,716	19,682,514	8,542,470
Total	457,392,375	230,572,050	411,492,655	198,479,563

 (1) Of the total balance of loan operations, R$311,522,000 (2018 – R$284,373,526 thousand) refers to operations without guarantees.

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

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution No. 4,557/17, of the National Monetary Council, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•      Classification of Operations;

•      Reclassification of Operations;

•      Trading of Public or Private Securities;

•      Use of Derivatives; and

•      Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process, is also revised at least once a year by the Committees and approved the Board of Directors itself.

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

The Trading Portfolio is monitored with the following limits:

•      Value at Risk (VaR);

•      Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);

•      Income; and

•      Financial Exposure / Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges. The Banking Portfolio is monitored with the following limits:

•       Variation of economic value due to the variation in the interest rate – ∆EVE (Economic Value of Equity) - calculated by Internal Model, Disclosure Model (Outlier Test) and for Market Valued Positions; and

•        Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in which the Organization portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio of Prudential Conglomerate are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

       F-52    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Organization's income, respectively, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Organization's variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission was established. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

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

The following principles for the fair value process are adopted by the Organization:

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

•        Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•        Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

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

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Organization created specific procedures that were approved by the competent Committees.

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

       F-54    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Cash flow Hedge

On December 31, 2019, Bradesco maintained cash flow hedges. See more details in Note 20.

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

Financial Exposure – Trading Portfolio (Fair value)

Risk factors	R$ thousand
	On December 31
	2019		2018
	Assets	Liabilities	Assets	Liabilities
Fixed rates	15,619,889	12,954,739	8,131,939	6,081,794
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	889,026	1,476,167	249,922	191,486
Exchange coupon	221,069	1,135,449	1,090,277	785,578
Foreign Currency	759,320	1,437,774	1,471,956	1,611,049
Equities	461,860	427,778	776,376	776,735
Sovereign/Eurobonds and Treasuries	3,783,134	5,007,199	3,805,259	1,099,612
Other	384,269	25,793	685,724	31,729
Total	22,118,567	22,464,899	16,211,453	10,577,983

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$9,973 thousand in the end of 2019, with the Foreign Currency as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2019	2018
Fixed rates	1,614	850
IGPM/IPCA	2,774	264
Exchange coupon	415	142
Foreign Currency	5,327	712
Sovereign/Eurobonds and Treasuries	3,834	3,770
Equities	707	655
Other	2,122	1,597
Correlation/diversification effect	(6,820)	(2,214)
VaR at the end of the year	9,973	5,776
		-
Average VaR in the year	10,263	21,624
Minimum VaR in the year	6,469	4,316
Maximum VaR in the year	15,309	76,935

Bradesco     F-55

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon(1) (the highest between 10 days and the horizon of the portfolio)  by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2019		2018
	VaR	Stressed	VaR	Stressed
Interest rate	14,662	58,629	8,131	47,851
Exchange rate	34,638	104,429	5,666	20,959
Commodity price (Commodities)	465	1,637	8,194	14,704
Equities	2,766	3,772	3,355	4,844
Correlation/diversification effect	(9,959)	(29,875)	(7,569)	33,180
VaR at the end of the year	42,572	138,592	17,777	121,538

Average VaR in the year	43,294	106,636	69,852	117,946
Minimum VaR in the year	16,606	34,838	17,777	57,523
Maximum VaR in the year	122,507	298,703	252,797	231,080

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

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

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR, with a confidence level of 99%.

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

(1)  The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

(2) The Basel Committee on Banking Supervision is an organization that brings together banking supervisory authorities in order to strengthen the soundness of financial systems.

       F-56    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$160,661 thousand in 2019 (2018 – R$185,192 thousand), and the maximum estimated loss in the year of 2019 would be R$286,273 thousand (2018 – R$419,677 thousand).

	R$ thousand
	On December 31
	2019	2018
At the end of the year	103,444	59,489
Average in the year	160,661	185,192
Minimum in the year	67,675	52,716
Maximum in the year	286,273	419,677

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

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 4.56%, a scenario of 4.57% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$5.02 was used, while for a 1-year fixed interest rate of 4.56%, a 5.70% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.02 a scenario of R$6.03 was used, while for a 1-year fixed interest rate of 4.56%, a 6.84% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

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

Bradesco     F-57

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2019			2018
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(97)	(14,128)	(27,256)	(67)	(11,474)	(22,374)
Price indexes	Exposure subject to variations in price index coupon rates	(904)	(29,440)	(56,245)	(22)	(2,462)	(4,706)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(10)	(689)	(1,373)	(3)	(236)	(460)
Foreign currency	Exposure subject to exchange rate variations	(2,772)	(74,695)	(149,390)	(331)	(8,265)	(16,529)
Equities	Exposure subject to variation in stock prices	(228)	(5,710)	(11,420)	(88)	(2,195)	(4,389)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(699)	(29,099)	(56,736)	(315)	(93,073)	(129,865)
Other	Exposure not classified in other definitions	-	(26)	(52)	-	(37)	(73)
Total excluding correlation of risk factors		(4,710)	(153,787)	(302,472)	(826)	(117,742)	(178,396)
Total including correlation of risk factors		(2,617)	(72,476)	(145,411)	(429)	(93,092)	(130,432)

 (1) Values net of taxes.

       F-58    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2019			2018
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(14,670)	(1,895,973)	(3,775,039)	(16,141)	(2,973,012)	(5,760,223)
Price indexes	Exposure subject to variations in price index coupon rates	(16,840)	(1,312,832)	(2,397,962)	(8,410)	(913,671)	(1,630,441)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,035)	(71,631)	(139,560)	(1,368)	(119,441)	(229,387)
Foreign currency	Exposure subject to exchange rate variations	(3,136)	(71,103)	(142,206)	(407)	(10,119)	(20,238)
Equities	Exposure subject to variation in stock prices	(28,808)	(720,192)	(1,440,384)	(21,229)	(530,729)	(1,061,459)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,399)	(52,962)	(104,190)	(1,762)	(92,193)	(184,758)
Other	Exposure not classified in other definitions	(66)	(1,660)	(3,320)	(412)	(10,298)	(20,596)
Total excluding correlation of risk factors		(65,954)	(4,126,353)	(8,002,661)	(49,729)	(4,649,463)	(8,907,102)
Total including correlation of risk factors		(42,209)	(3,038,149)	(5,919,579)	(37,535)	(3,905,602)	(7,499,908)

 (1) Values net of taxes.

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

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the liquidity level according to the risk appetite defined by the Board of Directors, as well as the contingency plan and recovery for possible stress situations.

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

Since October 2017, the Organization adopted as metric also for internal management, Short-Term Liquidity indicator LCR (liquidity coverage ratio), as provided by CMN Resolution No. 4,401/15 of Central Bank Circular Letter No. 3,749/15.

In the third quarter of 2018, the Organization started using, in its internal management, the Long-Term Net Stable Funding Ratio (NSFR), in compliance with CMN Resolution No. 4,616/2017, as well as Circular Letter of Central Bank of Brazil No. 3,869/2017.

       F-60    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

LCR – Liquidity Coverage Ratio

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

Bradesco     F-61

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate:

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
		On December 31 (1)		On December 31 (2)
		2019		2018
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		112,872,809		140,377,669
Number of Line	Cash Outlows
2	Ratail funding:	239,379,478	21,636,196	235,539,799	21,919,302
3	Stable funding	129,085,762	6,454,288	119,809,242	5,990,462
4	Less stable funding	110,293,716	15,181,908	115,730,557	15,928,840
5	Non-collateralized wholesale funding:	132,504,666	53,070,146	125,136,835	50,927,871
6	Operating deposits (all counterparties) and affiliated cooperative deposits	9,638,912	481,946	8,648,728	432,436
7	Non-operating deposits (all counterparties)	121,673,837	51,396,283	115,864,088	49,871,416
8	Other non-collateralized wholesale funding	1,191,917	1,191,917	624,019	624,019
9	Collateralized wholesale funding	-	3,828,662	-	5,361,781
10	Additional requirements:	113,180,204	14,729,075	104,341,246	14,181,343
11	Related to exposure to derivatives and other collateral requirements	14,457,167	6,617,026	14,419,270	6,741,269
12	Related to funding losses through the issue of debt instruments	765,093	765,093	554,811	554,811
13	Related to lines of credit and liquidity	97,957,944	7,346,956	89,367,165	6,885,263
14	Other contractual obligations	37,020,644	35,080,897	33,875,647	31,857,396
15	Other contingent obligations	132,713,942	5,420,129	122,319,336	4,915,397
16	Total cash outflows	-	133,765,105	-	129,163,091
Number of Line	Cash Inflows
17	Collateralized loans	65,979,377	896,126	95,238,798	-
18	Outstanding loans whose payments are fully up-to-date	32,730,607	20,645,466	30,039,902	16,950,831
19	Other cash inflows	41,453,133	33,730,321	37,235,944	30,511,989
20	Total cash inflows	140,163,117	55,271,913	162,514,644	47,462,820
			Total Adjusted Amount (5)		Total Adjusted Amount (5)
21	Total HQLA		112,872,809		140,377,669
22	Total net cash outflow		78,493,191		81,700,271
23	LCR (%) (5)		143.8%		171.8%

(1) Calculated based on the simple daily average of the months that compose the fourth quarter (64 observations);

(2) Calculated based on the simple daily average of the months that compose the fourth quarter (62 observations);

(3) Corresponds to the total balance related to the item of cash inflows or outflows;

(4) Corresponds to the value after application of the weighting factors; and

(5) Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Central Bank of Brazil, mainly of federal government securities. These net assets resulted in R$112,872,809 thousand, the average of the fourth quarter of 2019.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 55.8% are redemptions and non-renewals of retail and wholesale funding without collateral (unsecured), as shown on the lines 2 and 5 of the table.

Another relevant group is the item "Other contractual obligations" (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to R$55,271,914 thousand in the average of the fourth quarter of 2019, most significant are the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

       F-62    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) aims to assess if the Organization is financing its activities (assets) from more stable sources of funding (liabilities). The NSFR corresponds to the ratio between the Available Stable Funding (ASF) and the Required Stable Funding (RSF), which are defined according to the structures of assets and liabilities of the institution that are weighted according to the definitions of the Regulator.

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

Required Stable Funding (RSF)

The required stable funding is determined according to the assets in the balance sheet and other financial instruments, for example, credit limits provided and guarantees given, which are weighted by aspects related to the type of operation, maturity, and counterparty, among others.

The following table shows the NSFR at December 31, 2019 of the Prudential Conglomerate:

R$ thousand
Information on the Long-term Indicator (NSFR)
		On December 31, 2019 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
Number of Line	Available stable funding (ASF)
1	Capital	164,713,771	-	-	17,470,233	182,184,004
2	Reference Equity, gross of regulatory deductions	164,713,771	-	-	-	164,713,771
3	Other instruments not included in line 2	-	-	-	17,470,233	17,470,233
4	Ratail funding:	129,074,811	125,089,118	754,368	2,945,468	239,166,745
5	Stable funding	82,488,995	53,407,198	-	-	129,101,383
6	Less stable funding	46,585,816	71,681,920	754,368	2,945,468	110,065,362
7	Wholesale Funding, of which:	26,437,635	386,140,576	37,228,191	111,749,390	209,696,927
8	Operating deposits and deposits of affiliated cooperatives	10,314,521	-	-	-	4,511,764
9	Other wholesale fundings	16,123,114	386,140,576	37,228,191	111,749,390	205,185,163
10	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	30,383,414	2,173	152,583	-
11	Other liabilities, of which:	62,506,583	24,950,621	-	-	4,576,256
12	Derivatives whose replacement value is less than zero	-	41,608	-	-	-
13	Other liabilities or shareholders' equity not included in the previous items	62,506,583	24,909,013	-	-	4,576,256
14	Total of Available Stable Funding (ASF)	-	-	-	-	635,623,931
15	Total High Quality Liquid Assets (HQLA)	-	-	-	-	14,866,127
16	Operating deposits held in other financial institutions	-	-	-	-	-
17	Securities, securities and transactions with financial institutions, non-financial institutions and central banks, of which:	5,981,349	205,884,884	75,927,002	268,859,486	344,672,984

Bradesco     F-63

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
Information on the Long-term Indicator (NSFR)
		On December 31, 2019 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
18	Transactions with financial institutions collateralized by Level 1 HQLA	-	15,293,610	-	-	1,529,361
19	Transactions with financial institutions collateralized by HQLA Level 2A, Level 2B or without collateral	-	43,860,573	3,874,055	2,465,669	6,274,154
20	Loans and financing granted to wholesale, retail, central government and central bank operations, of which:	-	127,338,475	61,937,442	159,986,927	234,947,530
21	Operations with a Risk Weighting Factor (FPR) of less than or equal to 35%, pursuant to Circular No. 3644, of 2013	-	-	-	266,821	174,162
22	Residential real estate financing, of which:	-	2,671,136	2,402,256	33,290,208	24,175,331
23	Operations that comply with the provisions of Circular No. 3644, of 2013, art. 22	-	2,671,136	2,402,256	33,290,208	24,175,331
24	Securities not eligible for HQLA, including shares traded on the stock exchange	5,981,349	16,721,090	7,713,249	72,849,861	77,572,446
25	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	29,846,713	2,437,311	57,664	-
26	Other assets, of which:	189,213,031	23,574,415	255,784	14,064,500	180,400,296
27	Operations with gold and commodities, including those with a forecast of physical settlement	-	-	-	-	-
28	Assets provided as a result of the deposit of initial guarantee margin in operation with derivatives and participation in	-	-	-	12,305,556	10,459,722
	mutualized guarantee funds of clearing houses and clearing and settlement service providers that are interposed as central counterparty
29	Derivatives whose replacement value is greater than or equal to zero	-	1,704,628	-	-	-
30	Derivatives whose replacement value is less than zero, gross of the deduction of any guarantee provided as a result of the margin deposit	-	-	-	-	1,577,581
31	Other assets not included in the previous lines	189,213,031	21,869,787	255,784	1,758,944	168,362,993
32	Transactions not recorded in the balance sheet	-	328,019,623	-	-	11,792,062
33	Total Required Stable Funding (RSF)	-	-	-	-	551,731,471
34	NSFR (%)					115.2%

(1) Corresponds to the total balance sheet, position on December 31, 2019; and

(2) Corresponds to the value after applying the weighting factors.

The NSFR long-term indicator presented a volume weighted for available stable funding resources much higher to that of required stable funding resources, with a surplus weighted balance of approximately R$84 billion, resulting in an indicator of 115.2%.

The amount of available stable funding (ASF) is formed largely by the funding of clients considering the level of stability as the main factor for the contribution of the ASF. The calculation of December 2019 for the ASF presented a participation of 38% from the funding of Retail and 33% from the funding of Wholesale.

The values of required stable funding (RSF) are constituted by the Asset items and by items not recognized on the statement of financial position. These statement of financial position items are weighted according to their respective liquidity profile, therefore, the items related to loans and other assets, with low or no liquidity, feature prominently in the RSF (high weighting factors), while highly liquid assets, such as, for example unpledged federal public securities, receive low weighting factors. On December 31, 2019, the loan operations (item 20) accounted for 43% of the total RSF, while other assets (item 31) participated in 31% of the RSF.

       F-64    IFRS – International Financial Reporting Standards – 2019

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

•      Automatic intraday update of the liquidity reports for appropriate management by the Treasury Department;

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

	R$ thousand
	On December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	211,933,285	7,951,703	17,687,715	16,148,899	5,095,470	258,817,072
Deposits from customers	155,375,679	5,905,668	50,655,420	152,739,946	12,720	364,689,433
Funds from issuance of securities	5,525,148	15,106,936	64,755,163	105,451,340	7,777,040	198,615,627
Subordinated debt	756	34,732	33,848	15,617,690	33,705,500	49,392,526
Other financial liabilities (1)	49,689,795	13,312,723	4,436,523	9,071,260	2,610,826	79,121,127
Total liabilities	422,524,663	42,311,762	137,568,669	299,029,135	49,201,556	950,635,785

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	187,971,161	11,043,189	31,568,186	18,339,106	6,278,070	255,199,712
Deposits from customers	154,751,012	8,321,457	51,709,653	142,724,058	86,171	357,592,351
Funds from issuance of securities	2,715,463	7,704,113	57,416,558	110,993,400	2,819,759	181,649,293
Subordinated debt	303,419	83,095	6,290,777	25,122,764	43,080,703	74,880,758
Other financial liabilities (1)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	62,598,235
Total liabilities	384,505,493	38,942,380	151,702,985	300,851,827	55,917,664	931,920,349

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds. For more information on leases, in the amount of R$5,724,960 thousand, see note 37a.

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

	R$ thousand
	On December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	2,464,064	385,676	510,465	7,826,017	730,510	11,916,732
Non-deliverable forwards	90,835	115,400	151,731	67,247	-	425,213
• Purchased	79,986	80,476	129,615	66,498	-	356,575
• Sold	10,849	34,924	22,116	749	-	68,638
Premiums of options	361,740	33,437	114,228	956,353	66,493	1,532,251
Other	153,047	115,947	150,988	62,388	-	482,370
Adjustment payables - future	23,676	-	-	-	-	23,676
Total of derivative liabilities	3,093,362	650,460	927,412	8,912,005	797,003	14,380,242

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	1,302,578	464,191	6,428,914	6,266,955	350,374	14,813,012
Non-deliverable forwards	96,680	141,438	250,176	25,676	637	514,607
• Purchased	14,062	17,695	101,869	18,090	637	152,353
• Sold	82,618	123,743	148,307	7,586	-	362,254
Premiums of options	1,001,464	20,355	127,983	123,491	372,057	1,645,350
Adjustment payables - future	21,283	-	-	-	-	21,283
Total of derivative liabilities	2,422,005	625,984	6,807,073	6,416,122	723,068	16,994,252

       F-66    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2019
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	109,610,999	-	-	-	-	-	109,610,999
Financial assets at fair value through profit or loss	238,533,342	1,656,694	697,750	6,739,576	2,132,415	-	249,759,777
Financial assets at fair value through other comprehensive income	10,143,306	21,137,632	9,604,834	100,201,043	41,411,881	9,951,314	192,450,010
Loans and advances to customers, net of impairment	58,050,113	106,578,634	66,089,533	149,779,180	43,031,256	-	423,528,716
Loans and advances to banks, net of impairment	48,010,255	5,636,401	3,219,405	2,217,730	-	-	59,083,791
Securities, net of provision for losses	34,408,860	21,261,680	16,049,734	46,629,975	48,568,111	-	166,918,360
Other financial assets (1)	42,308,091	115,534	500,348	10,564,411	2,613,397	-	56,101,781
Total financial assets	541,064,966	156,386,575	96,161,604	316,131,915	137,757,060	9,951,314	1,257,453,434

Liabilities
Financial liabilities at amortized cost
Deposits from banks	174,921,285	21,892,194	11,484,874	19,521,258	-	-	227,819,611
Deposits from customers (2)	163,312,671	20,878,485	41,249,228	140,787,156	-	-	366,227,540
Funds from issuance of securities	5,533,584	37,545,964	43,156,796	84,491,220	-	-	170,727,564
Subordinated debt	2,079	38,097	281,141	39,432,224	-	9,559,967	49,313,508
Other financial liabilities (3)	49,689,795	13,312,723	4,436,523	9,071,260	2,610,826	-	79,121,127
Financial liabilities at fair value through profit or loss	2,940,618	794,723	471,835	10,036,907	-	-	14,244,083
Provision for Expected Credit Loss							-
Loan Commitments	-	-	-	2,318,404	-	-	2,318,404
Financial guarantees	-	-	-	1,970,321	-	-	1,970,321
Insurance technical provisions and pension plans (2)	228,230,978	2,373,787	1,035,302	36,662,624	-	-	268,302,691
Total financial liabilities	624,631,010	96,835,973	102,115,699	344,291,374	2,610,826	9,559,967	1,180,044,849

Bradesco     F-67

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2018
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	107,209,743	-	-	-	-	-	107,209,743
Financial assets at fair value through profit or loss	3,129,166	3,917,446	5,425,013	164,553,949	61,990,603	7,144,973	246,161,150
Financial assets at fair value through other comprehensive income	17,262,976	44,288,649	14,212,201	67,290,177	24,067,050	10,929,483	178,050,536
Loans and advances to customers, net of impairment	62,060,766	92,247,120	52,642,217	124,423,414	49,013,559	-	380,387,076
Loans and advances to banks, net of impairment	32,770,492	68,354,830	1,831,146	2,292,482	-	-	105,248,950
Securities, net of provision for losses	1,040,454	2,361,956	855,476	91,922,854	44,423,998	-	140,604,738
Other financial assets (1)	29,524,094	134,393	131,233	11,910,297	2,193,292	-	43,893,309
Total financial assets	252,997,691	211,304,394	75,097,286	462,393,173	181,688,502	18,074,456	1,201,555,502

Liabilities
Financial liabilities at amortized cost
Deposits from banks	193,135,637	20,377,472	13,489,852	15,646,679	4,664,339	-	247,313,979
Deposits from customers (2)	154,046,665	15,639,175	42,076,109	128,959,777	26,470	-	340,748,196
Funds from issuance of securities	2,598,083	29,410,415	34,192,057	81,108,678	719,785	-	148,029,018
Subordinated debt	7,059	149,894	6,305,187	22,492,556	15,434,005	9,254,743	53,643,444
Other financial liabilities (3)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	-	62,598,235
Financial liabilities at fair value through profit or loss	15,066,551	373,896	162,153	177,029	372,458	-	16,152,087
Provision for Expected Credit Loss
Loan Commitments	-	-	-	2,551,676	-	-	2,551,676
Financial guarantees	-	-	-	719,216	-	-	719,216
Insurance technical provisions and pension plans (2)	216,282,259	2,347,327	939,034	32,009,667	-	-	251,578,287
Total financial liabilities	619,900,692	80,088,705	101,882,203	287,337,777	24,870,018	9,254,743	1,123,334,138

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

       F-68    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2019
	Current	Non-current	Total
Assets
Total financial assets	793,613,145	463,840,289	1,257,453,434
Non-current assets held for sale	1,357,026	-	1,357,026
Investments in associated companies	-	7,635,612	7,635,612
Premises and equipment	-	14,659,222	14,659,222
Intangible assets and goodwill, net of accumulated amortization	-	14,724,647	14,724,647
Taxes to be offset	11,569,545	4,116,256	15,685,801
Deferred income tax assets	-	59,570,055	59,570,055
Other assets	7,042,105	399,783	7,441,888
Total non-financial assets	19,968,676	101,105,575	121,074,251
Total assets	813,581,821	564,945,864	1,378,527,685

Liabilities
Total financial liabilities	823,582,682	356,462,167	1,180,044,849
Other reserves	5,525,041	19,714,888	25,239,929
Current income tax liabilities	2,595,277	-	2,595,277
Deferred income tax assets	-	1,080,603	1,080,603
Other liabilities	31,246,562	2,776,891	34,023,453
Total non-financial liabilities	39,366,880	23,572,382	62,939,262
Total equity	-	135,543,574	135,543,574
Total equity and liabilities	862,949,562	515,578,123	1,378,527,685

	R$ thousand
	On December 31, 2018
	Current	Non-current	Total
Assets
Total financial assets	539,399,371	662,156,131	1,201,555,502
Non-current assets held for sale	1,353,330	-	1,353,330
Investments in associated companies	-	8,125,799	8,125,799
Premises and equipment	-	8,826,836	8,826,836
Intangible assets and goodwill, net of accumulated amortization	-	16,128,548	16,128,548
Taxes to be offset	3,683,210	9,815,054	13,498,264
Deferred income tax assets	-	48,682,569	48,682,569
Other assets	5,443,840	1,929,026	7,372,866
Total non-financial assets	10,480,380	93,507,832	103,988,212
Total assets	549,879,751	755,663,963	1,305,543,714

Liabilities
Total financial liabilities	801,871,600	321,462,538	1,123,334,138
Other reserves	1,846,682	17,955,489	19,802,171
Current income tax liabilities	2,373,261	-	2,373,261
Deferred income tax assets	48,925	1,151,664	1,200,589
Other liabilities	32,630,277	1,527,158	34,157,435
Total non-financial liabilities	36,899,145	20,634,311	57,533,456
Total equity	-	124,676,120	124,676,120
Total equity and liabilities	838,770,745	466,772,969	1,305,543,714

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

       F-70    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2019
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	195,987,017	4,848,858	3	200,835,878
Corporate debt and marketable equity securities	7,911,149	4,772,477	707,392	13,391,018
Bank debt securities	1,466,695	13,517,702	-	14,984,397
Mutual funds	5,518,833	-	-	5,518,833
Foreign governments securities	471,153	-	-	471,153
Brazilian sovereign bonds	47,308	-	-	47,308
Financial assets at fair value through profit or loss	211,402,155	23,139,037	707,395	235,248,587
Derivative financial instruments (assets)	107,388	14,392,323	11,479	14,511,190
Derivative financial instruments (liabilities)	(52,334)	(14,152,623)	(39,126)	(14,244,083)
Derivatives	55,054	239,700	(27,647)	267,107
Brazilian government securities	161,031,769	-	35,132	161,066,901
Corporate debt securities	2,344,002	2,541,288	600,387	5,485,677
Bank debt securities	5,098,002	414,477	-	5,512,479
Brazilian sovereign bonds	1,746,932	-	-	1,746,932
Foreign governments securities	6,454,894	-	-	6,454,894
Mutual funds	2,231,810	-	-	2,231,810
Marketable equity securities and other stocks	7,192,221	2,638,655	120,441	9,951,317
Financial assets at fair value through other comprehensive income	186,099,630	5,594,420	755,960	192,450,010
Total	397,556,839	28,973,157	1,435,708	427,965,704

	R$ thousand
	On December 31, 2018
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	202,199,216	4,556,831	3	206,756,050
Corporate debt and marketable equity securities	3,678,532	5,206,852	418,558	9,303,942
Bank debt securities	1,554,257	8,610,197	-	10,164,454
Mutual funds	3,657,393	-	-	3,657,393
Foreign governments securities	849,114	-	-	849,114
Brazilian sovereign bonds	659,603	-	-	659,603
Financial assets at fair value through profit or loss	212,598,115	18,373,880	418,561	231,390,556
Derivative financial instruments (assets)	34,752	14,699,247	36,595	14,770,594
Derivative financial instruments (liabilities)	(32,434)	(16,095,752)	(23,901)	(16,152,087)
Derivatives	2,318	(1,396,505)	12,694	(1,381,493)
Brazilian government securities	150,778,773	-	39,982	150,818,755
Corporate debt securities	3,761,191	1,664,892	549,111	5,975,194
Bank debt securities	5,715,372	205,704	-	5,921,076
Brazilian sovereign bonds	1,564,667	-	-	1,564,667
Mutual funds	2,841,361	-	-	2,841,361
Marketable equity securities and other stocks	5,266,028	2,649,350	3,014,105	10,929,483
Financial assets at fair value through other comprehensive income	169,927,392	4,519,946	3,603,198	178,050,536
Total	382,527,825	21,497,321	4,034,453	408,059,599

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

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2019 and 2018:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivatives	Total

Balance on December 31, 2017	352,446	6,891,288	(4,903)	7,238,831
Included in the statement of income and other comprehensive income	24,142	(374,664)	-	(350,522)
Acquisitions	150,950	91,668	17,597	260,215
Write-offs	(22,262)	(939)	-	(23,201)
Transfer with categories (1)	-	(3,419,149)	-	(3,419,149)
Transfer levels (2)	(86,715)	320,342	-	233,627
Balance on December 31, 2018	418,561	3,508,546	12,694	3,939,801
Included in the statement of income and other comprehensive income	(31,773)	(293,123)	-	(324,896)
Acquisitions	132,408	318,623	-	451,031
Write-offs	(396,260)	(2,891,422)	(40,341)	(3,328,023)
Transfer levels (2)	584,459	113,336	-	697,795
Balance on December 31, 2019	707,395	755,960	(27,647)	1,435,708

(1) With the adoption of IFRS 9, a significant portion of the debentures that were in the category of available for sale are now measured at amortized cost; and

(2) These papers were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the papers are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2019, 2018 and 2017:

	R$ thousand
	Year ended December 31, 2019
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	54,132	18,114	72,246
Net trading gains/(losses) realized and unrealized	(85,905)	(311,237)	(397,142)
Total	(31,773)	(293,123)	(324,896)

       F-72    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2018
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	8,415	79,579	87,994
Net trading gains/(losses) realized and unrealized	15,727	(454,243)	(438,516)
Total	24,142	(374,664)	(350,522)

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets available for sale	Total

Interest and similar income	25,967	182,269	208,236
Net trading gains/(losses) realized and unrealized	(10,099)	(917,271)	(927,370)
Total	15,868	(735,002)	(719,134)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2019
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(44)	(6,489)	(12,504)	(12)	(1,798)	(3,436)
Price indexes	(10)	(383)	(761)	(0)	(0)	(0)
Equities	(2,019)	(50,472)	(100,944)	(978)	(24,456)	(48,913)

	R$ thousand
	On December 31, 2018
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(7)	(1,491)	(2,669)	(102)	(20,473)	(36,901)
Price indexes	-	-	-	(16)	(1,750)	(3,296)
Equities	(1,748)	(43,705)	(87,410)	(15,987)	(399,669)	(799,338)

 (1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 4.56%, a 4.57% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$5.02 was used, while for a 1-year fixed interest rate of 4.56%, a 5.70% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.02 a scenario of R$6.03 was used, while for a 1-year fixed interest rate of 4.56%, a 6.84% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

Bradesco     F-73

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2019
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	59,091,251	-	59,091,251	59,083,791
· Customers	-	-	428,641,947	428,641,947	423,523,411
Securities at amortized cost	102,851,594	64,025,403	11,638,647	178,515,644	166,918,360

Financial liabilities
Deposits from banks	-	-	227,880,098	227,880,098	227,819,611
Deposits from customers	-	-	366,023,072	366,023,072	366,227,540
Funds from issuance of securities	-	-	169,488,130	169,488,130	170,727,564
Subordinated debt	-	-	50,108,020	50,108,020	49,313,508

	R$ thousand
	On December 31, 2018
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	105,248,950	-	105,248,950	105,248,950
· Customers	-	-	381,797,390	381,797,390	380,387,076
Securities at amortized cost	90,337,827	50,758,010	5,827,822	146,923,659	140,604,738

Financial liabilities
Deposits from banks	-	-	248,216,967	248,216,967	247,313,979
Deposits from customers	-	-	340,512,921	340,512,921	340,748,196
Funds from issuance of securities	-	-	147,572,438	147,572,438	148,029,018
Subordinated debt	-	-	54,081,544	54,081,544	53,643,444

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

       F-74    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Bonds and securities at amortized cost

Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 24 for further details regarding the amortized cost.

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

The Independent Model Validation Area adopts a methodology that includes quantitative and qualitative dimensions, assessing the adequacy of processes of governance, construction of models and their assumptions, and use and monitoring of the models.

3.6.     Capital management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization's strategic goals to support the risks inherent to its activities. In this way, it adopts a forward-looking stance when elaborating its capital plan, anticipating the need for capital for the next three (3) years, as well as establishing procedures and contingency actions to be considered in adverse scenarios.

The Organization manages capital in line with the strategic guidelines, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors.

The structure of Capital Management Governance, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan is composed by Commissions, Committees and its highest level body is the Board of Directors. The Controllership Department ensures compliance with the stipulations of the Central Bank of Brazil pertaining to capital management activities and assistance to the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels.

The Organization also has a Recovery Plan, delivered to the Central Bank of Brazil in December of each year and approved by the Board of Directors in accordance with Resolution No. 4,502, of June 30, 2016 from the CMN, establishing procedures for the preparation of recovery plans, in order to maintain adequate levels of capital and liquidity in situations of severe stress in financial institutions considered systemically important.

Bradesco     F-75

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Adequacy

The Reference Equity (RE) adequacy is verified daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The objective of the Central Bank of Brazil is that the financial institutions permanently maintain capital and additional Common Equity Tier I (Conservation, Systemic and Countercyclical) compatible with the risks from their activities. The risks are represented by Risk-Weighted Assets (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk components.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk).

Capital Sufficiency

The capital management process is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which the Organization operates.

The Organization’s capital management aims at permanently ensuring a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization’s regulatory capital sufficiency can be seen by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

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

       F-76    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (RE) and Capital Indexes

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31
	2019	2018
	Prudential
Tier I capital	100,831,668	90,322,147
Common equity	91,271,701	81,090,060
Shareholders’ equity	133,723,221	121,120,869
Minority / Other	106,302	169,606
Prudential adjustments (1)	(42,557,822)	(40,200,415)
Additional Capital (3)	9,559,967	9,232,087
Tier II capital	24,443,737	27,618,026
Subordinated debts (Resolution No. 4.192/13)	21,324,281	22,416,933
Subordinated debts (prior to Resolution No. 4.192/13)	3,119,456	5,201,093
Reference Equity (a)	125,275,405	117,940,173

- Credit risk	680,907,697	598,057,619
- Market risk	13,571,488	10,407,258
- Operational risk	64,572,141	53,150,786
Risk-weighted assets – RWA (b)	759,051,326	661,615,663
Banking Book's Interest Rate Risk	3,535,922	5,180,343
Margin (Capital Buffer) (2)	32,022,015	34,911,835
Basel ratio (a/b)	16.5%	17.8%
Tier I capital	13.3%	13.7%
- Principal capital	12.0%	12.3%
- Additional capital	1.3%	1.4%
Tier II capital	3.2%	4.1%

(1) According to CMN Resolution No. 4,192/13, as from January 2018, the factor applied to prudential adjustments is 100%;
(2) Margin: Minimum (PR – PRE – IRRBB; PR Level I – RWA*6%; PR – RWA*4.5%) – Additional Common Equity; and
(3) Authorization of subordinated debts to compose Tier I in the amount of R$4,179 thousand (R$1,737 thousand in December 2018 and R$2,442 thousand in January 2019).

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate:

RWA	R$ thousand
	On December 31
	2019	2018
	Prudential
Credit risk	680,907,697	598,057,619
Risk Weight of 0%	-	-
Risk Weight of 2%	-	83,052
Risk Weight of 20%	2,013,917	3,229,634
Risk Weight of 35%	13,636,518	11,393,716
Risk Weight of 50%	34,584,945	32,072,200
Risk Weight of 70%	78,147	-
Risk Weight of 75%	152,407,502	130,208,551
Risk Weight of 85%	136,879,718	115,191,858
Risk Weight of 100%	274,131,256	265,578,016
Risk Weight of 150%	21,512	-
Risk Weight of 250%	34,226,888	30,408,772

Bradesco     F-77

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

RWA	R$ thousand
	On December 31
	2019	2018
	Prudential
Risk Weight of 300%	7,119,182	6,634,117
FORMULA (3)	21,818,346	3,250,205
Risk Weight up to 1,250%	3,989,766	7,498
Market Risk (4)	13,571,488	10,407,258
Fixed-rate in Reais	2,137,575	3,621,542
Foreign Currency Coupon	3,229,863	6,949,809
Price Index Coupon	2,349,025	1,399,478
Equities	694,263	1,087,814
Commodities	1,015,513	757,438
Exposure to Gold, Foreign Currencies and Exchange	11,147,550	4,424,487
Operational Risk	64,572,141	53,150,786
Corporate Finance	1,879,143	1,655,552
Trading and Sales	7,427,004	2,443,551
Retail	11,413,989	10,032,258
Commercial	26,451,579	23,508,471
Payment and Settlement	7,661,071	6,834,660
Financial Agent Services	4,265,433	4,055,903
Asset Management	5,311,463	4,465,702
Retail Brokerage	162,459	154,689
Total Risk Weighted Assets	759,051,326	661,615,663
Total Capital Requirement	60,724,106	57,064,351
Banking Book's Interest Rate Risk	3,535,922	5,180,343

Additional Common equity (ACPS) (3)	26,566,796	15,713,372
ACP Conservation	18,976,283	12,405,294
ACP Systemic	7,590,513	3,308,078

(1) Risk weighting factors defined according to Articles 23-A and 23-B of Circular Letter of Central Bank of Brazil No. 3,644/13, as amended by Circular Letter No. 3,949 of June 25, 2019;

(2) Risk weighting factor defined according to Article 26-A of Circular Letter of Central Bank of Brazil No. 3,644/13, as amended by Circular Letter No. 3,921 of December 5, 2018;

(3) As established by Circular Letters of Central Bank of Brazil No. 3,848 and No. 3,849;

(4) For purposes of calculation of the market risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, pursuant to Circular Letters No. 3,646 and 3,674 of the Central Bank of Brazil; and

(5) In 2019, the value of the conservation ACP represents 2.5% of the amount of RWA. The systemic ACP represents 1.0% of the amount of RWA Systemic Relevance Factor determined according to Circular Letter No. 3,768 of the Central Bank of Brazil – Total Exposure and GDP of the year before last in relation to the base date: R$1.1 trillion and R$6.6 trillion, respectively. The contracyclical ACP remained at 0% of the amount of RWA, pursuant to Communication No. 34,724/19 of Central Bank of Brazil, where the RWA of the loan risk to the non-banking private sector (RWACPrNB) is R$601 billion in Brazil.

3.7.     Insurance risk/subscription risk

Insurance risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. A component of insurance risk is underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy, with regard to the uncertainties existing in the definition of actuarial assumptions as well as in the constitution of technical provisions as well as for pricing and calculating insurance premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by the Technical Department. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of the Board for Risk Management, Internal Controls and Compliance an integral part of the Risk Management Structure, has as one of its main duties, the structuring of internal models for underwriting risks and calculation of regulatory capital for these businesses and certifies the pricing studies for new products.

The management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

       F-78    IFRS – International Financial Reporting Standards – 2019

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

Asset and liability management (ALM)

The Organization periodically analyzes future cash flows on assets and liabilities held in portfolio (ALM – Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization's future commitments to its participants and insured persons.

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

The main risks associated with non-life insurance

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

Non-life insurance risk management

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

Bradesco     F-79

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Technical Departments has developed mechanisms, e.g. risk grouping by CPF, CNPJ (Individual and Corporate Taxpayer’s ID) and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

The main risks associated with life insurance and private pension plans

Life insurance and private pension plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

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

•     The Technical Department has developed mechanisms, such as analysis of possible risk accumulations based on monthly reports, that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

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

•     Persistency risk is managed through frequent monitoring of the Organization’s experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve, when appropriate, the renewal of policies that expire; and

•     The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

       F-80    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main risks associated with health and dental insurance

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

Management of health and dental insurance risk

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

Results of sensitivity analysis –  Life, Non life and Health and Dental Insurance

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

Sensitivity tests for pension plan products, including Life Insurance with Survival Coverage (VGBL), and for Individual Life Insurance (which is a Life product), were made considering the same bases of the TAP test with variation in the assumptions listed below:

	R$ thousand
	On December 31, 2019
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 b.p.

Traditional plans (contributing period)	(74,077)	(12,415)	(29,520)
PGBL and VGBL (contributing period)	(9,217)	(1,819)	(38,797)
All plans(retirement benefit period)	(123,647)	(63,917)	-
Total	(206,941)	(78,151)	(68,317)

Bradesco     F-81

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For non life, life (except individual life) and health insurance, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31		On December 31
	2019	2018	2019	2018
Auto	(24,258)	(21,721)	(24,258)	(21,721)
RE (Elementary branch)	(9,953)	(8,366)	(9,664)	(7,980)
Life	(31,701)	(29,633)	(31,549)	(29,541)
Dental	(4,984)	(3,941)	(4,984)	(3,941)
Health	(123,571)	(104,574)	(123,571)	(104,574)

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

Risk concentration

Potential exposures are monitored, analyzing certain concentrations in some type of insurance. The table below shows risk concentration by type of insurance (except health and dental), based on net premiums, net of reinsurance:

Premium issued by branch, net of cancellation	R$ thousand
	On December 31
	2019	2018
Auto	4,115,426	3,987,645
RE (Elementary branch)	1,600,632	1,485,537
Traditional plans	1,184,755	1,892,855
Life insurance	8,588,654	7,041,906
VGBL	25,563,864	23,492,119
PGBL	2,770,148	2,461,808

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

       F-82    IFRS – International Financial Reporting Standards – 2019

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

3.8.     Operational Risk

Operational risk is represented by the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems and external events. This includes legal risk, associated with the activities we carry out.

Operational Risk Management Process

We have adopted the Three Lines of Defense model, which consists of identifying and assigning specific responsibilities to the Departments so that essential operational risk management tasks are performed in an integrated and coordinated manner. Accordingly, the following procedures are carried out:

Bradesco     F-83

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•      Identifying, assessing, and monitoring the operational risks inherent in our activities;

•      Assessing the operational risks inherent in new products and services, in order to promote their adequacy to the legislation, procedures and controls;

•      Mapping and addressing records of operational losses to make up an internal data base;

•      Provide analyses that offer quality information to Departments, aimed at improving operational risk management;

•      Evaluating the scenarios and indicators for the purposes of economic capital composition and improvement of the Organization's risk maps;

•      Assessing and calculating regulatory and economic capital needs in connection with the operational risk; and

•      Preparing reports on the operational risk and its main aspects in order to support the strategic decisions of the Organization.

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operations, in order to meet the risk appetite limits established by the Organization.

Operational risk is primarily controlled and followed up by an independent area, the Integrated Risk Control Department, and is supported by a number of areas that integrate the management process of this risk.

4)    Estimates and judgments

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next financial year. All estimates and judgments required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based in our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances. In 2019, refinements were made to the assumptions used for certain provisions, whose effects are shown in the notes 26, 28 e 36.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and judgments.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the reporting.

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

       F-84    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

•     Determine the criteria in order to establish the significant increase of credit risk;

•     Select quantitative models and assumptions suitable for the measurement of the expected credit loss;

•     Establish several prospective scenarios and assumptions;

•     Group similar financial assets for purposes of measuring the expected credit loss; and

•     Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 3.1.

Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the carrying value of intangible assets and goodwill (includes goodwill identified in the acquisition of associates) was impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

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

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 16.

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

In 2019, we reviewed the presentation of results by segment, to align with that used by management for decision making and other information provided to the market. For the purposes of comparability, the previous periods have been reclassified.

       F-86    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	For the year ended December 31, 2019 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	113,402,430	22,936,178	228,386	(2,651,701)	133,915,293	(818,428)	125,364	(8,915,835)	124,306,394
Expenses from financial intermediation (4)	(49,683,456)	(16,930,146)	-	2,651,701	(63,961,901)	104,508	2,404,402	2,835,005	(58,617,986)
Financial margin	63,718,974	6,006,032	228,386	-	69,953,392	(713,920)	2,529,766	(6,080,830)	65,688,408
Allowance for loan losses	(18,891,493)	-	-	-	(18,891,493)	170,961	-	4,716,005	(14,004,527)
Gross income from financial intermediation	44,827,481	6,006,032	228,386	-	51,061,899	(542,959)	2,529,766	(1,364,825)	51,683,881
Income from insurance, pension plans and capitalization bonds	-	8,935,610	-	33,355	8,968,965	(6,840)	-	13,680	8,975,805
Fee and commission income	31,135,507	2,028,371	306,865	(136,176)	33,334,567	(4,128,937)	(2,254,425)	(1,613,529)	25,337,676
Personnel expenses	(23,072,600)	(2,030,224)	(390,706)	-	(25,493,530)	710,807	-	256,405	(24,526,318)
Other administrative expenses (5)	(20,327,502)	(1,495,894)	(194,265)	611,500	(21,406,161)	1,419,119	(249,173)	(2,119,131)	(22,355,346)
Tax expenses	(6,203,188)	(1,110,470)	(72,662)	-	(7,386,320)	528,090	-	-	(6,858,230)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	276,165	8,046	-	297,132	906,399	-	(2,449)	1,201,082
Other operating income / expenses	(21,082,041)	(734,635)	99,071	(508,679)	(22,226,284)	663,471	(26,168)	2,012,421	(19,576,560)
Operating profit	5,290,578	11,874,955	(15,265)	-	17,150,268	(450,850)	-	(2,817,428)	13,881,990
Non-operating income	(537,428)	26,800	133	-	(510,495)	(9,583)	-	19,166	(500,912)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(4,490,945)	2,372	-	5,942,842	460,433	-	1,388,854	7,792,129
Net Income in 2019	15,184,565	7,410,810	(12,760)	-	22,582,615	-	-	(1,409,408)	21,173,207
Total assets	1,264,627,391	325,767,085	5,014,369	(186,104,068)	1,409,304,777	(8,436,501)	(41,729,208)	19,388,617	1,378,527,685
Investments in associates and joint ventures	106,628,723	2,261,867	6,603	(106,710,041)	2,187,152	5,103,609	-	344,851	7,635,612
Total liabilities	1,064,606,520	287,062,911	1,167,684	(79,394,027)	1,273,443,088	(7,333,871)	(41,729,208)	18,604,102	1,242,984,111

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) Includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income ”and“ Net gains / (losses) from operations in foreign currency ”; and

(5) Includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

Bradesco     F-87

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	For the year ended December 31, 2018 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	110,639,034	18,612,108	256,364	(1,727,080)	127,780,426	(1,084,631)	(1,084,034)	(13,064,806)	112,546,955
Expenses from financial intermediation (4)	(52,958,441)	(13,365,526)	-	1,727,080	(64,596,887)	88,764	3,729,581	5,533,873	(55,244,669)
Financial margin	57,680,593	5,246,582	256,364	-	63,183,539	(995,867)	2,645,547	(7,530,933)	57,302,286
Allowance for loan losses	(18,319,973)	-	-	-	(18,319,973)	94,494	-	1,960,644	(16,264,835)
Gross income from financial intermediation	39,360,620	5,246,582	256,364	-	44,863,566	(901,373)	2,645,547	(5,570,289)	41,037,451
Income from insurance, pension plans and capitalization bonds	-	8,320,676	-	39,858	8,360,534	-	-	-	8,360,534
Fee and commission income	30,022,769	2,169,807	354,734	(221,722)	32,325,588	(4,578,360)	(2,527,231)	(1,388,407)	23,831,590
Personnel expenses	(18,102,452)	(1,643,734)	(239,461)	-	(19,985,647)	854,580	-	259,605	(18,871,462)
Other administrative expenses (5)	(19,126,128)	(1,609,750)	(204,736)	649,851	(20,290,763)	971,706	(119,519)	(2,243,641)	(21,682,217)
Tax expenses	(5,660,519)	(960,453)	(73,649)	-	(6,694,621)	597,722	-	-	(6,096,899)
Share of profit (loss) of unconsolidated and jointly controlled companies	6,620	206,272	(14,879)	-	198,013	1,420,804	-	61,558	1,680,375
Other operating income / expenses	(11,943,485)	(998,070)	193,794	(467,967)	(13,215,728)	891,788	1,203	4,376,193	(7,946,544)
Operating profit	14,557,425	10,731,330	272,167	20	25,560,942	(743,133)	-	(4,504,981)	20,312,828
Non-operating income	(929,396)	32,145	2,406	(20)	(894,865)	24,052	-	-	(870,813)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,134,166)	(4,374,553)	(72,405)	-	(5,581,124)	719,081	-	2,168,467	(2,693,576)
Net Income in 2018	12,493,863	6,388,922	202,168	-	19,084,953	-	-	(2,336,514)	16,748,439
Total assets	1,251,749,713	304,004,114	5,966,071	(175,709,936)	1,386,009,962	(8,731,352)	(89,986,505)	18,251,609	1,305,543,714
Investments in associates and joint ventures	97,416,676	2,617,258	60,894	(97,903,242)	2,191,586	5,619,603	-	314,610	8,125,799
Total liabilities	1,068,861,135	270,540,773	1,148,139	(77,806,694)	1,262,743,353	(7,630,632)	(89,986,505)	15,741,378	1,180,867,594

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) Includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income ”and“ Net gains / (losses) from operations in foreign currency ”; and

(5) Includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

       F-88    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	For the year ended December 31, 2017 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	130,015,483	23,564,395	262,868	(1,331,236)	152,511,510	(1,321,024)	(2,928,359)	(10,467,896)	137,794,231
Expenses from financial intermediation (4)	(67,744,701)	(18,174,550)	-	1,331,236	(84,588,015)	66,672	5,464,307	3,467,621	(75,589,415)
Financial margin	62,270,782	5,389,845	262,868	-	67,923,495	(1,254,352)	2,535,948	(7,000,275)	62,204,816
Allowance for loan losses	(25,210,020)	-	-	-	(25,210,020)	125,761	-	8,223,424	(16,860,835)
Gross income from financial intermediation	37,060,762	5,389,845	262,868	-	42,713,475	(1,128,591)	2,535,948	1,223,149	45,343,981
Income from insurance, pension plans and capitalization bonds	-	6,791,337	-	738	6,792,075	-	-	-	6,792,075
Fee and commission income	28,566,371	2,063,187	366,446	(133,813)	30,862,191	(4,443,914)	(2,390,311)	(1,279,138)	22,748,828
Personnel expenses	(19,919,896)	(1,591,949)	(295,618)	-	(21,807,463)	797,306	-	286,892	(20,723,265)
Other administrative expenses (5)	(18,845,656)	(1,702,816)	(186,780)	602,760	(20,132,492)	917,548	(60,812)	(2,175,273)	(21,451,029)
Tax expenses	(5,440,571)	(973,477)	(80,715)	-	(6,494,763)	534,145	-	-	(5,960,618)
Share of profit (loss) of unconsolidated and jointly controlled companies	(22,657)	205,278	9,675	-	192,296	1,312,974	-	213,141	1,718,411
Other operating income / expenses	(9,910,746)	(513,611)	215,681	(469,685)	(10,678,361)	1,067,313	(84,825)	5,445,764	(4,250,109)
Operating profit	11,487,607	9,667,794	291,557	-	21,446,958	(943,219)	-	3,714,535	24,218,274
Non-operating income	(729,584)	251,368	(583)	-	(478,799)	4,084	-	-	(474,715)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,836,636)	(4,384,760)	(89,008)	-	(6,310,404)	939,135	-	(1,057,687)	(6,428,956)
Net Income in 2018	8,921,387	5,534,402	201,966	-	14,657,755	-	-	2,656,848	17,314,603
Total assets	1,146,536,514	289,461,412	5,615,832	(143,285,480)	1,298,328,278	(8,877,954)	(78,178,606)	13,081,722	1,224,353,440
Investments in associates and joint ventures	87,010,313	2,602,781	52,223	(87,483,681)	2,181,636	5,840,951	-	234,797	8,257,384
Total liabilities	984,405,043	256,094,800	1,065,836	(55,801,799)	1,185,763,880	(7,744,166)	(78,178,606)	6,818,628	1,106,659,736

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations;

(4) Includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and

(5) Includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

Bradesco     F-89

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2019, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2019, 2018 and 2017.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

6)    Net interest income

	R$ thousand
	Years ended December 31
	2019	2018	2017
Interest and similar income
Loans and advances to banks	6,874,429	9,546,878	5,073,435
Loans and advances to customers:
- Loans	67,807,238	61,949,949	64,767,081
- Leases	256,455	250,791	254,009
Financial assets:
- At fair value through profit or loss	19,436,407	17,538,227	-
- Fair value through other comprehensive income	12,567,751	16,666,298	-
- At amortized cost	13,139,371	12,120,868	-
- For trading	-	-	13,684,574
- Available for sale	-	-	11,351,320
- Held to maturity	-	-	4,883,103
Pledged as collateral	-	-	21,268,934
Compulsory deposits with the Central Bank	4,304,875	3,916,299	4,881,319
Other financial interest income	31,179	63,829	68,553
Total	124,417,705	122,053,139	126,232,328

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(267,636)	(137,154)	(152,550)
- Funding in the open market	(11,784,845)	(15,094,786)	(22,564,515)
- Borrowings and onlending	(4,400,636)	(3,176,469)	(3,068,552)
Deposits from customers:
- Savings accounts	(4,568,663)	(4,646,528)	(5,730,457)
- Time deposits	(7,707,131)	(6,252,440)	(7,536,161)
Funds from issuance of securities	(9,250,005)	(9,054,699)	(13,262,613)
Subordinated debt	(3,708,924)	(3,517,067)	(5,100,017)
Technical provisions for insurance, pension plans and capitalization bonds	(16,930,146)	(13,365,526)	(18,174,550)
Total	(58,617,986)	(55,244,669)	(75,589,415)

Net interest income	65,799,719	66,808,470	50,642,913

       F-90    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)    Fee and commission income

	R$ thousand
	Years ended December 31
	2019	2018	2017
Fee and commission income
Credit card income	7,397,305	6,951,609	6,848,855
Current accounts	7,702,319	7,165,667	6,652,711
Collections	1,935,353	1,982,037	1,965,601
Guarantees	1,257,771	1,463,423	1,570,522
Asset management	1,582,733	1,525,280	1,463,469
Consortium management	1,921,082	1,683,942	1,526,660
Custody and brokerage services	1,134,630	916,083	754,966
Underwriting/ Financial Advisory Services	1,014,607	815,242	801,219
Payments	475,393	448,416	409,267
Other	916,483	879,891	755,558
Total	25,337,676	23,831,590	22,748,828

8)    Net gains/(losses) on financial assets and liabilities at fair value through profit or loss

	R$ thousand
	Year ended December 31
	2019	2018
Fixed income securities	544,554	(1,360,349)
Derivative financial instruments	(1,197,059)	(10,543,169)
Equity securities	(438,412)	226,945
Total	(1,090,917)	(11,676,573)

9)    Net gains/(losses) on financial assets at fair value through other comprehensive income

	R$ thousand
	Year ended December 31
	2019	2018
Fixed income securities	78,455	345,987
Equity securities	572,973	677,312
Dividends received	4,404	50,264
Total	655,832	1,073,563

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

Bradesco     F-91

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Gross profit from insurance and pension plans

	R$ thousand
	Years ended December 31
	2019	2018	2017
Written premiums	67,835,874	62,736,288	65,864,591
Supplemental pension plan contributions	3,954,904	4,441,813	5,090,043
Granted coinsurance premiums	(62,903)	(47,232)	(49,715)
Refunded premiums	(467,546)	(769,311)	(667,196)
Net written premiums earned	71,260,329	66,361,558	70,237,723
Reinsurance premiums paid	(68,919)	(91,463)	(191,088)
Premiums retained from insurance and pension plans	71,191,410	66,270,095	70,046,635

Changes in the provision for insurance	(29,047,959)	(25,837,488)	(30,435,868)
Changes in the provision for private pension plans	(2,988,568)	(3,571,734)	(4,369,903)
Changes in the insurance technical provisions and pension plans	(32,036,527)	(29,409,222)	(34,805,771)

Reported indemnities	(28,009,648)	(26,463,800)	(25,924,687)
Claims expenses	(117,705)	(67,298)	(36,068)
Recovery of ceded coinsurance	160,443	117,703	35,332
Recovery of reinsurance	50,237	18,786	116,913
Salvage recoveries	589,906	491,559	488,057
Changes in the IBNR provision	(324,069)	(121,320)	(274,509)
Retained claims	(27,650,836)	(26,024,370)	(25,594,962)

Commissions on premiums	(2,728,176)	(2,655,101)	(2,700,131)
Recovery of commissions	5,855	12,411	19,334
Fees	(422,952)	(353,139)	(403,835)
Brokerage expenses - private pension plans	(101,626)	(125,770)	(153,552)
Changes in deferred commissions	(2,209)	(58,032)	(167,728)
Selling expenses for insurance and pension plans	(3,249,108)	(3,179,631)	(3,405,912)

Gross profit from insurance and pension plans	8,254,939	7,656,872	6,239,990

12)  Personnel expenses

	R$ thousand
	Years ended December 31
	2019 (1)	2018	2017
Salaries	(9,768,305)	(8,350,461)	(9,170,556)
Benefits	(5,911,496)	(4,383,644)	(5,385,133)
Social security charges	(3,470,191)	(2,997,889)	(3,505,290)
Employee profit sharing	(1,803,545)	(1,682,868)	(1,572,472)
Provision for labor claims (2)	(3,382,750)	(1,289,664)	(927,136)
Training	(190,031)	(166,936)	(162,678)
Total (1)	(24,526,318)	(18,871,462)	(20,723,265)

(1) In 2019, it includes R$1,819,232 thousand related to the Voluntary Severance Program (PDV); and

(2) Includes the effect of the calculation methodology refinements. For further information, see Note 36.

       F-92    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2019	2018	2017
Outsourced services	(4,808,331)	(4,598,748)	(4,748,308)
Communication	(1,570,224)	(1,541,742)	(1,684,153)
Data processing	(2,145,226)	(2,398,676)	(2,117,085)
Advertising and marketing	(1,300,468)	(1,136,062)	(942,851)
Asset maintenance	(1,231,596)	(1,112,508)	(1,158,840)
Financial system	(1,135,964)	(1,009,209)	(1,033,017)
Rental (1)	(180,648)	(1,142,408)	(1,142,166)
Security and surveillance	(744,036)	(748,577)	(818,221)
Transport	(773,208)	(749,685)	(782,444)
Water, electricity and gas	(440,613)	(412,789)	(405,515)
Advances to FGC (Deposit Guarantee Association)	(433,369)	(408,335)	(418,670)
Supplies	(191,362)	(216,768)	(263,527)
Travel	(302,170)	(286,731)	(261,911)
Other	(1,232,363)	(1,111,724)	(1,105,753)
Total	(16,489,578)	(16,873,962)	(16,882,461)

(1) The IFRS 16 standard changed the accounting for leases, eliminating rental expenses and instead requiring the recognition of depreciation of the right-of-use asset (underlying assets) and interest expense on the leases (Notes 2h, 27 and 37).

14)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2019	2018	2017
Amortization expenses	(3,128,385)	(3,348,242)	(3,331,240)
Depreciation expenses (1)	(2,737,383)	(1,460,013)	(1,237,328)
Total	(5,865,768)	(4,808,255)	(4,568,568)

(1) The increase in depreciation expense in 2019 refers to the adoption of IFRS 16.

15)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2019	2018	2017
Tax expenses	(6,858,230)	(6,096,899)	(5,960,618)
Legal provision	(4,435,942)	(1,836,429)	(1,238,057)
Assets/liabilities monetary variation	112,799	(147,642)	31,710
Income from sales of non-current assets, investments, and property and equipment, net	(344,627)	(614,895)	(412,957)
Card marketing expenses	(3,207,559)	(3,381,586)	(3,345,927)
Other (1)	(11,481,277)	(2,133,143)	792,492
Total	(26,214,836)	(14,210,594)	(10,133,357)

(1) On December 31, 2019, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$519,749 thousand; software/hardware, in the amount of R$222,024 thousand; and investment goodwill, in the amount of R$982,536 thousand; (ii) expenses with provision for financial guarantees, in the amount of R$1,252,791 thousand; (iii) expenses with provision for contingencies, related to FCVS, in the amount of R$342,155 thousand and other provisions, in the amount of R$696,469 thousand; and (iv) operating expenses related to insurance operations in 2019 - R$2,774,936 thousand (R$1,976,347 thousand in 2018 and R$1,354,719 thousand in 2017).

Bradesco     F-93

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Income tax and social contribution

a)   Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2019	2018	2017
Income before income tax and social contribution	13,381,078	19,442,015	23,743,559
Total income tax and social contribution at the current rates (Note 2t)	(5,352,431)	(8,748,907)	(10,684,602)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	480,433	756,169	773,285
Interest on equity	2,949,143	3,284,368	3,241,955
Other amounts (1)	9,714,984	2,014,794	240,406
Income tax and social contribution for the period	7,792,129	(2,693,576)	(6,428,956)
Effective rate	58.2%	13.9%	27.1%

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November 2019; (iii) incentive deductions; and (iv) equalization of the effective rate of non-financial companies in relation to that shown.

b)   Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2019	2018	2017
Current taxes:
Income tax and social contribution payable	(7,441,945)	(5,657,841)	(8,788,060)
Deferred taxes:
Net Addition/(realization) of temporary differences	14,030,748	1,288,642	2,950,961
Use of opening balances of:
Social contribution loss	(107,984)	(313,223)	(430,584)
Income tax loss	(186,773)	(343,791)	(331,512)
Addition on:
Social contribution loss	1,174,988	870,717	150,371
Income tax loss	323,095	1,461,920	19,868
Total deferred tax expense	15,234,074	2,964,265	2,359,104
Income tax and social contribution	7,792,129	(2,693,576)	(6,428,956)

c)   Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2018	Amount recorded (2)	Realized/ Decrease	Balance on December 31, 2019
Provisions for credit losses	31,642,800	14,212,786	(6,199,140)	39,656,446
Provision for contingencies	7,534,723	4,790,532	(1,862,405)	10,462,850
Impairment of securities and investments	1,889,028	1,967,811	(1,067,523)	2,789,316
Adjustment to fair value of securities	2,198,742	1,339,401	(2,191,475)	1,346,668
Other	3,336,145	5,025,820	(1,985,059)	6,376,906
Total deductible taxes on temporary differences	46,601,438	27,336,350	(13,305,602)	60,632,186
Income tax and social contribution losses in Brazil and abroad	6,679,495	1,498,083	(294,757)	7,882,821
Total deferred tax assets (1)	53,280,933	28,834,433	(13,600,359)	68,515,007
Deferred tax liabilities (1)	5,798,953	5,011,070	(784,468)	10,025,555
Net deferred taxes (1)	47,481,980	23,823,363	(12,815,891)	58,489,452

       F-94    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2017	Amount recorded	Realized / Decrease	Balance on December 31, 2018
Provisions for credit losses	26,503,863	11,554,370	(6,415,433)	31,642,800
Provision for contingencies	7,226,482	1,835,386	(1,527,145)	7,534,723
Impairment of securities and investments	1,778,282	572,468	(461,722)	1,889,028
Adjustment to fair value of securities	3,704,393	955,712	(2,461,363)	2,198,742
Other	4,270,767	2,313,692	(3,248,314)	3,336,145
Total tax assets on temporary differences (2)	43,483,787	17,231,628	(14,113,977)	46,601,438
Income tax and social contribution losses in Brazil and abroad (2)	5,003,872	2,332,637	(657,014)	6,679,495
Total deferred tax assets (1)	48,487,659	19,564,265	(14,770,991)	53,280,933
Deferred tax liabilities (1)	6,007,595	2,231,551	(2,440,193)	5,798,953
Net deferred taxes (1)	42,480,064	17,332,714	(12,330,798)	47,481,980

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position by taxable entity, and were R$8,944,952 thousand in 2019 and R$4,598,364 thousand in 2018; and

(2) Includes the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November of 2019.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2020	10,196,257	8,030,746	229,659	185,685	18,642,347
2021	8,517,189	6,721,091	278,169	222,356	15,738,805
2022	7,745,964	6,122,730	334,474	266,691	14,469,859
2023	6,319,696	4,991,692	1,127,995	904,025	13,343,408
2024	813,924	498,520	1,869,069	2,188,807	5,370,320
After 2023	374,575	299,802	33,093	242,798	950,268
Total	33,967,605	26,664,581	3,872,459	4,010,362	68,515,007

e)   Deferred tax liabilities

	R$ thousand
	On December 31
	2019	2018
Timing differences of depreciation – finance leasing	237,400	242,571
Adjustment to fair value of securities	5,054,596	1,200,453
Judicial deposit and others	4,733,559	4,355,929
Total	10,025,555	5,798,953

Bradesco     F-95

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousand
	On December 31, 2019			On December 31, 2018			On December 31, 2017
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	10,027,427	(4,231,992)	5,795,435	(512,397)	215,482	(296,915)	-	-	-
Financial assets recorded as available for sale	-	-	-	-	-	-	3,418,567	(1,231,202)	2,187,365
Exchange differences on translations of foreign operations	73,867	-	73,867	113,198	-	113,198	23,010	5,992	29,002
Other	(371,887)	167,349	(204,538)	(154,607)	61,843	(92,764)	-	-	-
Total	9,729,407	(4,064,643)	5,664,764	(553,806)	277,325	(276,481)	3,441,577	(1,225,210)	2,216,367

       F-96    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

17)  Earnings per share

a)   Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2019	2018 (1)	2017 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	10,035,723	7,916,635	8,157,920
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	10,987,300	8,667,280	8,931,444
Weighted average number of common shares outstanding (thousands)	4,025,988	4,025,988	4,025,988
Weighted average number of preferred shares outstanding (thousands)	4,007,025	4,007,025	4,007,025
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.49	1.97	2.03
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.74	2.16	2.23

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders’ Meeting held on March 11, 2019, in the proportion of two new shares for every 10 shares held.

b)   Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

18)  Cash, balances with banks and cash equivalents

a)  Cash and balances with banks

	R$ thousand
	On December 31
	2019	2018
Cash and due from banks in domestic currency	14,802,308	14,734,228
Cash and due from banks in foreign currency	4,185,462	4,877,776
Compulsory deposits with the Central Bank (1)	90,622,337	87,596,916
Investments in gold	892	823
Total	109,610,999	107,209,743

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	On December 31
	2019	2018
Cash and due from banks in domestic currency	14,802,308	14,734,228
Cash and due from banks in foreign currency	4,185,462	4,877,776
Interbank investments (1)	42,890,831	90,612,803
Investments in gold	892	823
Total	61,879,493	110,225,630

(1) Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$38,451,100 thousand (2018 – R$60,443,537 thousand) refers to financial assets pledged as collateral.

Bradesco     F-97

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)  Financial assets and liabilities at fair value through profit or loss

a)     Financial assets at fair value through profit or loss

	R$ thousand
	On December 31
	2019	2018
Financial assets (1)
Brazilian government securities	200,835,878	206,756,050
Bank debt securities	14,984,397	10,164,454
Corporate debt and marketable equity securities	13,391,018	9,303,942
Mutual funds	5,518,833	3,657,393
Brazilian sovereign bonds	47,308	659,603
Foreign governments securities	471,153	849,114
Derivative financial instruments	14,511,190	14,770,594
Total	249,759,777	246,161,150

(1) In 2019 and 2018, no reclassifications were made of Financial Assets at fair value through profit or loss for other categories of financial assets.

b)     Maturity

	R$ thousand
	On December 31
	2019	2018
Maturity of up to one year	22,695,708	12,471,625
Maturity of one to five years	162,184,205	164,553,949
Maturity of five to 10 years	44,090,948	56,868,688
Maturity of over 10 years	8,537,678	5,121,915
No stated maturity	12,251,238	7,144,973
Total	249,759,777	246,161,150

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$8,040,216 thousand on December 31, 2019 (2018 – R$6,481,098 thousand), being composed primarily of Brazilian government bonds.

The Organization maintained a total of R$6,252,632 thousand on December 31, 2019 (2018 – R$6,220,609 thousand) pledged as collateral for liabilities.

Unrealized net gains/ (losses) included in securities and trading securities totaled R$1,386,484 thousand on December 31, 2019 (2018 – R$(1,066,594) thousand). Net variation in unrealized gains/ (losses) from securities at fair value through profit or loss totaled R$2,453,078 thousand in 2019 (2018 – R$3,679,294).

c)     Liabilities at fair value through profit or loss

	R$ thousand
	On December 31
	2019	2018
Derivative financial instruments	14,244,083	16,152,087
Total	14,244,083	16,152,087

       F-98    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Derivative financial instruments

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

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	On December 31 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	140,426,077	-	20,290	-	20,290	237,744,206		12,333	-	12,333
- Interbank market	108,149,874	-	12,659	-	12,659	183,952,954	54,745,811	8,902	-	8,902
- Foreign currency	30,351,663	-	5,560	-	5,560	53,491,092	-	3,174	-	3,174
- Other	1,924,540	777,414	2,071	-	2,071	300,160	11,359	257	-	257
Sale commitments:	231,911,105		(23,676)	-	(23,676)	195,027,332		(21,283)	-	(21,283)
- Interbank market (1)	153,544,202	45,394,328	(18,640)	-	(18,640)	129,207,143	-	(19,133)	-	(19,133)
- Foreign currency (2)	77,219,777	46,868,114	(1,840)	-	(1,840)	65,531,388	12,040,296	(1,911)	-	(1,911)
- Other	1,147,126	-	(3,196)	-	(3,196)	288,801	-	(239)	-	(239)

Option contracts
Purchase commitments:	145,317,995		1,489,325	310,565	1,799,890	53,476,567		1,402,844	108,423	1,511,267
- Interbank market	130,179,263	-	617,942	153,980	771,922	37,543,735	510,899	530,930	29,882	560,812
- Foreign currency	14,233,062	1,019,989	808,235	131,756	939,991	15,102,480	3,464,719	825,937	72,814	898,751
- Other	905,670	-	63,148	24,829	87,977	830,352	106,623	45,977	5,727	51,704
Sale commitments:	253,288,998		(1,519,642)	(12,609)	(1,532,251)	49,394,326		(1,659,204)	13,854	(1,645,350)
- Interbank market	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)	37,032,836	-	(1,001,378)	(29,965)	(1,031,343)
- Foreign currency	13,213,073	-	(545,433)	124,936	(420,497)	11,637,761	-	(603,380)	31,513	(571,867)
- Other	1,076,412	170,742	(82,256)	(7,362)	(89,618)	723,729	-	(54,446)	12,306	(42,140)

Forward contracts
Purchase commitments:	16,258,721		1,428,434	1,328	1,429,762	13,597,633		731,145	-	731,145
- Interbank market	232,706	232,706	1,859	1,328	3,187	213,196	213,196	15,577	-	15,577
- Foreign currency	13,794,259	-	(251,175)	-	(251,175)	12,488,149	-	135,002	-	135,002

       F-100    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
- Other	2,231,756	1,563,753	1,677,750	-	1,677,750	896,288	292,398	580,566	-	580,566
Sale commitments:	15,834,563		125,532	(2,167)	123,365	19,213,840		(164,382)	-	(164,382)
- Foreign currency (2)	15,166,560	1,372,301	107,747	-	107,747	18,609,950	6,121,801	(188,372)	-	(188,372)
- Other	668,003	-	17,785	(2,167)	15,618	603,890	-	23,990	-	23,990

Swap contracts
Assets (long position):	70,032,236		9,668,531	987,011	10,655,542	73,302,987		13,411,473	(1,240,227)	12,171,246
- Interbank market	7,703,103	3,424,228	118,969	85,416	204,385	4,439,901	2,835,083	319,859	89,857	409,716
- Fixed rate	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351	51,759,240	23,444,731	11,671,421	(1,910,637)	9,760,784
- Foreign currency	19,746,372	-	1,032,687	1,066,491	2,099,178	15,551,428	-	1,296,270	461,908	1,758,178
- IGPM	670,554	-	124,132	118,554	242,686	753,483	7,483	55,729	54,100	109,829
- Other	3,197,284	-	139,072	231,870	370,942	798,935	-	68,194	64,545	132,739
Liabilities (unrestricted position):	52,232,961		(9,044,701)	(3,161,114)	(12,205,815)	56,105,194		(10,325,457)	(3,651,012)	(13,976,469)
- Interbank market	4,278,875	-	(179,169)	76,722	(102,447)	1,604,818	-	(18,891)	(27,358)	(46,249)
- Fixed rate	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)	28,314,509	-	(6,187,482)	(3,397,316)	(9,584,798)
- Foreign currency	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)	23,368,049	7,816,621	(3,751,368)	25,542	(3,725,826)
- IGPM	893,000	222,446	(167,300)	(170,755)	(338,055)	746,000	-	(117,080)	(75,723)	(192,803)
- Other	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)	2,071,818	1,272,883	(250,636)	(176,157)	(426,793)
Total	925,302,656		2,144,093	(1,876,986)	267,107	697,862,085		3,387,469	(4,768,962)	(1,381,493)

Derivatives include operations maturing in D+1.
(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$76,405,734 thousand (2018 – R$8,285,152 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$21,015,183 thousand (2018 – R$9,784,183 thousand);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$64,376,717 thousand (2018 – R$59,884,730 thousand); and
(3) Reflects the net balance between the Asset and Liability position.

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

	On December 31 - R$ thousand
	2019	2018
Risk received in credit Swaps:	3,894,982	3,330,639
- Debt securities issued by companies	791,045	749,735
- Bonds of the Brazilian public debt	3,056,778	2,574,317
- Bonds of foreign public debt	47,159	6,587
Risk transferred in credit Swaps:	(1,108,443)	(271,236)
- Brazilian public debt derivatives	(181,382)	(96,870)
- Foreign public debt derivatives	(927,061)	(174,366)
Total net credit risk value	2,786,539	3,059,403
Effect on Shareholders' Equity	84,382	61,551
Remuneration on the counterparty receiving the risk	(11,945)	(7,372)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

The Organization has the following hedge accounting transactions:

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

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in 2019	97,420,917	97,069,508	119,653	65,809
*
Hedge of interest receipts from investments in securities (2)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (1)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	18,069,335	16,103,288	(140,745)	(84,447)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity dates until 2021, making the cash flow fixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow fixed.

The effectiveness of the hedge portfolio is in accordance with accounting standards.

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the income statement, amount to R$(28,413) thousand.

There were no gains/(losses) related to the inefficiency of the cash flow hedge recorded in the income statements in the year ended on December 31, 2019 (R$22,970 thousand in 2018).

       F-102    IFRS – International Financial Reporting Standards – 2019

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

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in 2019	1,919,177	925,820	(388,674)	(213,771)
*
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	1,375,232	755,611	(269,039)	(161,423)

(1) Whose functional currency is different from the Real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with accounting standards .

For the next 12 months, the gains/(losses) related to the inefficiency of the hedge of investments abroad, which we expect to recognize in the result, amount to R$(4,172) thousand.

The gains/(losses) related to the inefficiency of the hedge of investments abroad, recorded in income accounts, in the year ended on December 31, 2019 was R$(15,750) thousand (R$(7,943) thousand in 2018).

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

Bradesco     F-103

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents financial assets and liabilities subject to compensation:

	R$ thousand
	On December 31, 2019			On December 31, 2018
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	48,278,561	-	48,278,561	60,443,537	-	60,443,537
Derivative financial instruments	14,511,191	-	14,511,191	14,770,594	-	14,770,594

Financial liabilities
Securities sold under agreements to repurchase	174,100,023	-	174,100,023	190,911,877	-	190,911,877
Derivative financial instruments	14,244,083	-	14,244,083	16,152,087	-	16,152,087

On December 31, 2019 and 2018, Bradesco does not have financial instruments in its balance sheet as a result of failing to meet the IAS 32 compensation criteria, or because it has no intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

21)  Financial assets at fair value through other comprehensive income

a)     Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	149,536,012	11,531,621	(732)	161,066,901
Corporate debt securities	5,293,589	318,798	(126,710)	5,485,677
Bank debt securities	5,606,859	534,907	(629,287)	5,512,479
Brazilian sovereign bonds	1,696,120	69,616	(18,804)	1,746,932
Foreign governments securities	6,449,559	5,335	-	6,454,894
Mutual funds	2,236,877	10,049	(15,116)	2,231,810
Marketable equity securities and other stocks	8,938,066	1,069,846	(56,595)	9,951,317
Balance on December 31, 2019	179,757,082	13,540,172	(847,244)	192,450,010

Brazilian government securities	146,656,888	4,251,206	(89,339)	150,818,755
Corporate debt securities	5,932,857	187,874	(145,537)	5,975,194
Bank debt securities	6,371,576	117,435	(567,935)	5,921,076
Brazilian sovereign bonds	1,573,965	28,832	(38,130)	1,564,667
Mutual funds	2,856,590	1,742	(16,971)	2,841,361
Marketable equity securities and other stocks	11,685,525	682,783	(1,438,825)	10,929,483
Balance on December 31, 2018 (1)	175,077,401	5,269,872	(2,296,737)	178,050,536

(1) In June 2018, Management decided to reclassify the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$17,022,922 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes in the amount of R$(297,343) thousand.

b)     Maturity

	R$ thousand
	On December 31, 2019		On December 31, 2018
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	33,240,423	33,247,822	75,814,113	75,763,826
From 1 to 5 years	97,066,063	101,397,630	65,896,910	67,290,177
From 5 to 10 years	21,003,150	22,423,476	6,189,446	6,441,750
Over 10 years	17,272,504	23,197,955	15,491,407	17,625,300
No stated maturity	11,174,942	12,183,127	11,685,525	10,929,483
Total	179,757,082	192,450,010	175,077,401	178,050,536

       F-104    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$71,964,109 thousand on December 31, 2019 (2018 – R$88,969,378 thousand), being composed mostly of Brazilian government bonds.

The Organization maintained a total of R$11,459,436 thousand in financial assets at fair value through other comprehensive income pledged as collateral for liabilities on December 31, 2019 (2018 – R$2,099,991 thousand)

c)     Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	8,938,066	1,013,251	9,951,317
Total in December 31, 2019	8,938,066	1,013,251	9,951,317

The Organization adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)     Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on January 1, 2018	21,370	44,482	55,714	121,566
Transferred to Stage 3	(748)	-	-	(748)
Transferred to Stage 1	-	-	748	748
Assets purchased/Assets settled/Reversal	(5,910)	117,579	104,271	215,940
Expected loss of financial assets at FVOCI on December 31, 2018	14,712	162,061	160,733	337,506
New assets originated or purchased/Assets settled or paid	25,128	(149,362)	(14,810)	(139,044)
Expected loss of financial assets at FVOCI on December 31, 2019	39,840	12,699	145,923	198,462

22)  Loans and advances to financial institutions

	R$ thousand
	On December 31
	2019	2018
Repurchase agreements (1)	48,278,561	96,304,582
Loans to financial institutions	10,849,695	8,946,346
Expected Credit Loss	(44,465)	(1,978)
Total	59,083,791	105,248,950

(1) In 2019, it included investments in repo operations given in guarantee, in the amount of R$38,451,100 thousand (R$60,443,537 thousand in 2018).

Bradesco     F-105

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)  Loans and advances to customers

	R$ thousand
	On December 31
	2019	2018
Companies	226,976,385	218,944,963
Financing and On-lending	104,138,378	105,672,794
Financing and export	47,484,556	47,626,728
Housing loans	16,822,185	22,415,363
Onlending BNDES/Finame	16,643,236	18,947,583
Vehicle loans	12,040,355	7,828,417
Import	8,398,252	6,850,465
Leases	2,749,794	2,004,238
Borrowings	111,327,898	102,614,435
Working capital	57,887,358	55,739,546
Rural loans	5,525,886	5,459,694
Other	47,914,654	41,415,195
Operations with limits (1)	11,510,109	10,657,734
Credit card	4,000,712	3,105,494
Overdraft for corporates/ Overdraft for individuals	7,509,397	7,552,240

Individuals	230,415,990	192,547,692
Financing and On-lending	78,615,264	67,861,394
Housing loans	44,175,642	38,179,023
Vehicle loans	28,350,727	23,246,610
Onlending BNDES/Finame	5,872,331	6,222,532
Other	216,564	213,229
Borrowings	105,427,418	83,968,350
Payroll-deductible loans	63,144,951	51,284,334
Personal credit	24,338,888	16,858,123
Rural loans	8,543,433	7,894,249
Other	9,400,146	7,931,644
Operations with limits (1)	46,373,308	40,717,948
Credit card	41,353,388	36,447,880
Overdraft for corporates/ Overdraft for individuals	5,019,920	4,270,068
Total portfolio	457,392,375	411,492,655

(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	On December 31
	2019	2018
Gross investments in financial leases receivable:
Up to one year	1,076,955	929,858
From one to five years	1,658,449	1,128,477
Over five years	122,111	31,527
Impairment loss on finance leases	(160,382)	(128,564)
Net investment	2,697,133	1,961,298

Net investments in finance leases:
Up to one year	1,012,714	884,853
From one to five years	1,563,529	1,045,773
Over five years	120,890	30,672
Total	2,697,133	1,961,298

       F-106    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the gross book value of loans and advances to clients

Stage 1	R$ thousand
	Balance on 12.31.2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	174,823,333	(3,530,473)	(1,047,643)	1,740,309	99,605	(14,129,128)	126,296,922	(91,016,561)	-	193,236,364
Financing and on-lendings	87,491,428	(2,665,550)	(216,644)	793,644	56,979	(6,599,164)	48,322,133	(35,550,497)	-	91,632,329
Borrowings	77,801,046	(788,067)	(771,301)	932,838	34,874	(7,529,964)	70,778,365	(49,009,228)	-	91,448,563
Operations with limits	9,530,859	(76,856)	(59,698)	13,827	7,752	-	7,196,424	(6,456,836)	-	10,155,472
Individuals	164,711,763	(3,830,157)	(2,331,304)	1,939,655	323,117	(15,271,291)	126,773,073	(72,930,660)	-	199,384,196
Financing and on-lendings	62,636,298	(2,196,138)	(567,081)	843,573	62,471	(8,742,813)	31,123,133	(10,161,286)	-	72,998,157
Borrowings	69,241,572	(1,524,297)	(1,697,183)	1,027,710	154,480	(6,528,478)	62,155,926	(34,653,409)	-	88,176,321
Operations with limits	32,833,893	(109,722)	(67,040)	68,372	106,166	-	33,494,014	(28,115,965)	-	38,209,718
Total	339,535,096	(7,360,630)	(3,378,947)	3,679,964	422,722	(29,400,419)	253,069,995	(163,947,221)	-	392,620,560

Stage 2	R$ thousand
	Balance on 12.31.2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	21,750,671	(1,740,309)	(4,150,902)	3,530,473	604,824	(1,537,738)	5,702,723	(11,053,718)	-	13,106,024
Financing and on-lendings	11,855,797	(793,644)	(3,637,599)	2,665,550	183,776	(640,153)	768,132	(4,669,507)	-	5,732,352
Borrowings	9,449,412	(932,838)	(510,021)	788,067	415,621	(897,585)	4,445,528	(6,000,032)	-	6,758,152
Operations with limits	445,462	(13,827)	(3,282)	76,856	5,427	-	489,063	(384,179)	-	615,520
Individuals	15,354,577	(1,939,655)	(1,100,985)	3,830,157	622,122	(1,616,061)	11,754,505	(7,309,945)	-	19,594,715
Financing and on-lendings	4,130,401	(843,573)	(292,952)	2,196,138	70,757	(550,578)	693,061	(835,952)	-	4,567,302
Borrowings	9,122,134	(1,027,710)	(691,602)	1,524,297	479,625	(1,065,483)	8,288,437	(4,610,119)	-	12,019,579
Operations with limits	2,102,042	(68,372)	(116,431)	109,722	71,740	-	2,773,007	(1,863,874)	-	3,007,834
Total	37,105,248	(3,679,964)	(5,251,887)	7,360,630	1,226,946	(3,153,799)	17,457,228	(18,363,663)	-	32,700,739

Bradesco     F-107

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on 12.31.2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	22,370,956	(99,605)	(604,824)	1,047,643	4,150,902	(552,471)	4,249,360	(3,941,465)	(5,986,498)	20,633,998
Financing and on-lendings	6,325,568	(56,979)	(183,776)	216,644	3,637,599	(237,542)	422,843	(1,756,639)	(1,594,018)	6,773,700
Borrowings	15,363,975	(34,874)	(415,621)	771,301	510,021	(314,929)	3,175,691	(1,928,627)	(4,005,755)	13,121,182
Operations with limits	681,413	(7,752)	(5,427)	59,698	3,282	-	650,826	(256,199)	(386,725)	739,116
Individuals	12,481,355	(323,117)	(622,122)	2,331,304	1,100,985	(1,010,738)	6,655,466	1,502,563	(10,678,618)	11,437,078
Financing and on-lendings	1,094,697	(62,471)	(70,757)	567,081	292,952	(372,611)	215,265	(117,483)	(496,868)	1,049,805
Borrowings	5,604,645	(154,480)	(479,625)	1,697,183	691,602	(638,127)	2,679,383	1,146,472	(5,315,534)	5,231,519
Operations with limits	5,782,013	(106,166)	(71,740)	67,040	116,431	-	3,760,818	473,574	(4,866,216)	5,155,754
Total	34,852,311	(422,722)	(1,226,946)	3,378,947	5,251,887	(1,563,209)	10,904,826	(2,438,902)	(16,665,116)	32,071,076

Consolidated - 3 stages	R$ thousand
	Balance on 12.31.2018	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	218,944,960	(16,219,337)	136,249,005	(106,011,744)	(5,986,498)	226,976,386
Financing and on-lendings	105,672,793	(7,476,859)	49,513,108	(41,976,643)	(1,594,018)	104,138,381
Borrowings	102,614,433	(8,742,478)	78,399,584	(56,937,887)	(4,005,755)	111,327,897
Operations with limits	10,657,734	-	8,336,313	(7,097,214)	(386,725)	11,510,108
Individuals	192,547,695	(17,898,090)	145,183,044	(78,738,042)	(10,678,618)	230,415,989
Financing and on-lendings	67,861,396	(9,666,002)	32,031,459	(11,114,721)	(496,868)	78,615,264
Borrowings	83,968,351	(8,232,088)	73,123,746	(38,117,056)	(5,315,534)	105,427,419
Operations with limits	40,717,948	-	40,027,839	(29,506,265)	(4,866,216)	46,373,306
Total	411,492,655	(34,117,427)	281,432,049	(184,749,786)	(16,665,116)	457,392,375

(1) Composed of advanced settlements, maturities and changes.

       F-108    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on 12.31.2017	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	157,300,055	(5,081,387)	(1,185,431)	490,136	36,890	(13,690,363)	30,124,524	6,828,911	-	174,823,335
Financing and on-lendings	82,604,674	(3,890,289)	(339,463)	246,449	24,535	(7,504,779)	7,192,088	9,158,213	-	87,491,428
Borrowings	65,403,658	(1,080,522)	(727,142)	205,209	9,480	(6,185,584)	20,069,753	106,196	-	77,801,048
Operations with limits	9,291,723	(110,576)	(118,826)	38,478	2,875	-	2,862,683	(2,435,498)	-	9,530,859
Individuals	144,261,447	(3,466,413)	(3,021,364)	2,609,492	116,247	(14,445,656)	167,239,590	(128,581,582)	-	164,711,761
Financing and on-lendings	54,890,629	(1,920,408)	(615,709)	768,496	38,055	(8,033,056)	67,693,458	(50,185,168)	-	62,636,297
Borrowings	58,814,657	(1,260,962)	(1,654,147)	1,371,131	31,393	(6,412,600)	83,800,332	(65,448,232)	-	69,241,572
Operations with limits	30,556,161	(285,043)	(751,508)	469,865	46,799	-	15,745,800	(12,948,182)	-	32,833,892
Total	301,561,502	(8,547,800)	(4,206,795)	3,099,628	153,137	(28,136,019)	197,364,114	(121,752,671)	-	339,535,096

Stage 2	R$ thousand
	Balance on 12.31.2017	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	23,735,835	(490,136)	(3,784,644)	5,081,387	72,111	(1,297,150)	2,345,978	(3,912,708)	-	21,750,673
Financing and on-lendings	13,146,736	(246,449)	(1,616,645)	3,890,289	24,009	(565,769)	102,265	(2,878,638)	-	11,855,798
Borrowings	9,993,363	(205,209)	(2,091,066)	1,080,522	46,346	(731,381)	2,059,549	(702,712)	-	9,449,412
Operations with limits	595,736	(38,478)	(76,933)	110,576	1,756	-	184,164	(331,358)	-	445,463
Individuals	18,799,389	(2,609,492)	(2,293,514)	3,466,413	97,740	(1,624,519)	13,514,503	(13,995,945)	-	15,354,575
Financing and on-lendings	4,275,595	(768,496)	(378,028)	1,920,408	43,127	(548,043)	1,404,662	(1,818,823)	-	4,130,402
Borrowings	11,194,778	(1,371,131)	(1,217,096)	1,260,962	32,521	(1,076,476)	10,676,902	(10,378,328)	-	9,122,132
Operations with limits	3,329,016	(469,865)	(698,390)	285,043	22,092	-	1,432,939	(1,798,794)	-	2,102,041
Total	42,535,224	(3,099,628)	(6,078,158)	8,547,800	169,851	(2,921,669)	15,860,481	(17,908,653)	-	37,105,248

Bradesco     F-109

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on 12.31.2017	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	18,904,406	(36,890)	(72,111)	1,185,431	3,784,644	(364,685)	1,814,270	3,397,327	(6,241,440)	22,370,952
Financing and on-lendings	5,698,042	(24,535)	(24,009)	339,463	1,616,645	(267,885)	86,572	481,672	(1,580,397)	6,325,568
Borrowings	12,476,227	(9,480)	(46,346)	727,142	2,091,066	(96,800)	1,509,773	2,879,832	(4,167,441)	15,363,973
Operations with limits	730,137	(2,875)	(1,756)	118,826	76,933	-	217,925	35,823	(493,602)	681,411
Individuals	10,812,533	(116,247)	(97,740)	3,021,364	2,293,514	(1,579,027)	11,532,786	(879,623)	(12,506,201)	12,481,359
Financing and on-lendings	1,136,398	(38,055)	(43,127)	615,709	378,028	(505,434)	2,194,487	(1,454,891)	(1,188,417)	1,094,698
Borrowings	4,373,006	(31,393)	(32,521)	1,654,147	1,217,096	(1,073,593)	7,976,047	(2,830,578)	(5,647,564)	5,604,647
Operations with limits	5,303,129	(46,799)	(22,092)	751,508	698,390	-	1,362,252	3,405,846	(5,670,220)	5,782,014
Total	29,716,939	(153,137)	(169,851)	4,206,795	6,078,158	(1,943,712)	13,347,056	2,517,704	(18,747,641)	34,852,311

Consolidated - 3 stages	R$ thousand
	Balance on 12.31.2017	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	199,940,296	(15,352,198)	34,284,772	6,313,530	(6,241,440)	218,944,960
Financing and on-lendings	101,449,452	(8,338,433)	7,380,925	6,761,247	(1,580,397)	105,672,794
Borrowings	87,873,248	(7,013,765)	23,639,075	2,283,316	(4,167,441)	102,614,433
Operations with limits	10,617,596	-	3,264,772	(2,731,033)	(493,602)	10,657,733
Individuals	173,873,369	(17,649,202)	192,286,879	(143,457,150)	(12,506,201)	192,547,695
Financing and on-lendings	60,302,622	(9,086,533)	71,292,607	(53,458,882)	(1,188,417)	67,861,397
Borrowings	74,382,441	(8,562,669)	102,453,281	(78,657,138)	(5,647,564)	83,968,351
Operations with limits	39,188,306	-	18,540,991	(11,341,130)	(5,670,220)	40,717,947
Total	373,813,665	(33,001,400)	226,571,651	(137,143,620)	(18,747,641)	411,492,655

(1) Composed of advanced settlements, maturities and changes.

       F-110    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of expected losses from loans and advances to clients

Stage 1	R$ thousand
	Expected loss on 12.31.2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	3,443,204	(94,861)	(67,862)	160,068	67,150	(699,827)	3,512,364	(1,072,173)	-	5,248,063
Financing and on-lendings	1,122,680	(37,774)	(8,497)	41,914	34,652	4,017	775,161	(227,085)	-	1,705,068
Borrowings	1,945,637	(52,890)	(57,437)	116,806	23,010	(703,844)	2,515,926	(610,639)	-	3,176,569
Operations with limits	374,887	(4,197)	(1,928)	1,348	9,488	-	221,277	(234,449)	-	366,426
Individuals	7,273,362	(164,394)	(157,138)	177,609	251,008	(750,372)	5,812,053	(4,623,554)	-	7,818,574
Financing and on-lendings	901,119	(66,512)	(34,051)	78,516	28,735	(257,642)	476,691	(187,466)	-	939,390
Borrowings	2,053,854	(79,136)	(107,024)	84,208	94,472	(492,730)	1,716,160	(1,016,759)	-	2,253,045
Operations with limits	4,318,389	(18,746)	(16,063)	14,885	127,801	-	3,619,202	(3,419,329)	-	4,626,139
Total	10,716,566	(259,255)	(225,000)	337,677	318,158	(1,450,199)	9,324,417	(5,695,727)	-	13,066,637

Stage 2	R$ thousand
	Expected loss on 12.31.2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	2,547,908	(160,068)	(953,343)	94,861	212,921	(355,917)	1,218,315	(714,572)	-	1,890,105
Financing and on-lendings	1,445,950	(41,914)	(835,870)	37,774	29,175	(205,170)	51,560	(264,569)	-	216,936
Borrowings	1,047,715	(116,806)	(117,292)	52,890	178,660	(150,747)	1,117,295	(401,471)	-	1,610,244
Operations with limits	54,243	(1,348)	(181)	4,197	5,086	-	49,460	(48,532)	-	62,925
Individuals	1,831,813	(177,609)	(173,561)	164,394	384,088	(100,890)	1,672,251	(855,304)	-	2,745,182
Financing and on-lendings	405,730	(78,516)	(38,370)	66,512	30,577	209,080	94,304	(85,905)	-	603,412
Borrowings	1,097,633	(84,208)	(116,067)	79,136	271,118	(309,970)	1,195,503	(485,172)	-	1,647,973
Operations with limits	328,450	(14,885)	(19,124)	18,746	82,393	-	382,444	(284,227)	-	493,797
Total	4,379,721	(337,677)	(1,126,904)	259,255	597,009	(456,807)	2,890,566	(1,569,876)	-	4,635,287

Bradesco     F-111

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Expected loss on 12.31.2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	10,860,724	(67,150)	(212,921)	67,862	953,343	2,832,030	1,938,037	1,863,497	(5,986,498)	12,248,924
Financing and on-lendings	2,681,912	(34,652)	(29,175)	8,497	835,870	727,234	242,132	158,908	(1,594,018)	2,996,708
Borrowings	7,635,874	(23,010)	(178,660)	57,437	117,292	2,104,796	1,162,299	1,829,964	(4,005,755)	8,700,237
Operations with limits	542,938	(9,488)	(5,086)	1,928	181	-	533,606	(125,375)	(386,725)	551,979
Individuals	8,419,460	(251,008)	(384,088)	157,138	173,561	1,339,621	4,773,024	4,652,446	(10,678,618)	8,201,536
Financing and on-lendings	619,474	(28,735)	(30,577)	34,051	38,370	154,279	107,267	132,861	(496,868)	530,122
Borrowings	3,411,114	(94,472)	(271,118)	107,024	116,067	1,185,342	1,818,298	2,776,829	(5,315,534)	3,733,550
Operations with limits	4,388,872	(127,801)	(82,393)	16,063	19,124	-	2,847,459	1,742,756	(4,866,216)	3,937,864
Total	19,280,184	(318,158)	(597,009)	225,000	1,126,904	4,171,651	6,711,061	6,515,943	(16,665,116)	20,450,460

Consolidated - 3 stages	R$ thousand
	Expected loss on 12.31.2018	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	16,851,836	1,776,286	6,668,716	76,752	(5,986,498)	19,387,092
Financing and on-lendings	5,250,542	526,081	1,068,853	(332,746)	(1,594,018)	4,918,712
Borrowings	10,629,226	1,250,205	4,795,520	817,854	(4,005,755)	13,487,050
Operations with limits	972,068	-	804,343	(408,356)	(386,725)	981,330
Individuals	17,524,635	488,359	12,257,328	(826,412)	(10,678,618)	18,765,292
Financing and on-lendings	1,926,323	105,717	678,262	(140,510)	(496,868)	2,072,924
Borrowings	6,562,601	382,642	4,729,961	1,274,898	(5,315,534)	7,634,568
Operations with limits	9,035,711	-	6,849,105	(1,960,800)	(4,866,216)	9,057,800
Total (1)	34,376,471	2,264,645	18,926,044	(749,660)	(16,665,116)	38,152,384

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

       F-112    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Expected loss on 12.31.2017	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	3,335,713	(118,504)	(57,096)	85,724	29,002	62,763	1,362,210	(1,256,607)	-	3,443,205
Financing and on-lendings	364,676	(43,734)	(5,602)	53,074	13,257	(58,043)	263,013	46,746	-	633,387
Borrowings	2,649,815	(68,431)	(44,934)	27,805	5,415	120,806	945,891	(1,201,435)	-	2,434,932
Operations with limits	321,222	(6,339)	(6,560)	4,845	10,330	-	153,306	(101,918)	-	374,886
Individuals	5,574,664	(156,761)	(244,073)	377,145	90,823	(397,813)	4,144,755	(2,115,379)	-	7,273,361
Financing and on-lendings	666,623	(50,642)	(26,489)	87,473	17,688	(184,889)	657,921	(266,566)	-	901,119
Borrowings	1,422,715	(62,664)	(111,543)	141,207	17,569	(212,924)	1,647,363	(787,870)	-	2,053,853
Operations with limits	3,485,326	(43,455)	(106,041)	148,465	55,566	-	1,839,471	(1,060,943)	-	4,318,389
Total	8,910,377	(275,265)	(301,169)	462,869	119,825	(335,050)	5,506,965	(3,371,986)	-	10,716,566

Stage 2	R$ thousand
	Expected loss on 12.31.207	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	3,937,935	(85,724)	(728,373)	118,504	49,339	(358,705)	531,426	(916,494)	-	2,547,908
Financing and on-lendings	1,975,122	(53,074)	(258,798)	43,734	13,485	(37,080)	21,195	(258,635)	-	1,445,949
Borrowings	1,887,882	(27,805)	(451,535)	68,431	33,131	(321,625)	484,288	(625,052)	-	1,047,715
Operations with limits	74,931	(4,845)	(18,040)	6,339	2,723	-	25,943	(32,807)	-	54,244
Individuals	2,960,448	(377,145)	(483,620)	156,761	51,081	(328,818)	1,257,897	(1,404,791)	-	1,831,813
Financing and on-lendings	502,267	(87,473)	(58,886)	50,642	16,658	26,754	99,782	(144,015)	-	405,729
Borrowings	1,931,255	(141,207)	(319,807)	62,664	16,155	(355,572)	953,036	(1,048,890)	-	1,097,634
Operations with limits	526,926	(148,465)	(104,927)	43,455	18,268	-	205,079	(211,886)	-	328,450
Total	6,898,383	(462,869)	(1,211,993)	275,265	100,420	(687,523)	1,789,323	(2,321,285)	-	4,379,721

Bradesco     F-113

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Expected loss on 12.31.2017	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	8,005,494	(29,002)	(49,339)	57,096	728,373	1,675,279	1,377,202	5,337,060	(6,241,440)	10,860,723
Financing and on-lendings	2,503,143	(13,257)	(13,485)	5,602	258,798	601,704	39,820	879,984	(1,580,397)	2,681,912
Borrowings	5,011,637	(5,415)	(33,131)	44,934	451,535	1,073,575	1,002,606	4,257,574	(4,167,441)	7,635,874
Operations with limits	490,714	(10,330)	(2,723)	6,560	18,040	-	334,776	199,502	(493,602)	542,937
Individuals	7,070,788	(90,823)	(51,081)	244,073	483,620	804,541	7,563,277	4,901,267	(12,506,201)	8,419,461
Financing and on-lendings	653,180	(17,688)	(16,658)	26,489	58,886	171,496	999,182	(66,995)	(1,188,417)	619,475
Borrowings	2,624,958	(17,569)	(16,155)	111,543	319,807	633,045	4,604,374	798,675	(5,647,564)	3,411,114
Operations with limits	3,792,650	(55,566)	(18,268)	106,041	104,927	-	1,959,721	4,169,587	(5,670,220)	4,388,872
Total	15,076,282	(119,825)	(100,420)	301,169	1,211,993	2,479,820	8,940,479	10,238,327	(18,747,641)	19,280,184

Consolidated - 3 stages	R$ thousand
	Expected loss on 12.31.2017	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	15,279,142	1,379,337	3,270,838	3,163,959	(6,241,440)	16,851,836
Financing and on-lendings	4,842,941	506,581	324,028	668,095	(1,580,397)	4,761,248
Borrowings	9,549,334	872,756	2,432,785	2,431,087	(4,167,441)	11,118,521
Operations with limits	886,867	-	514,025	64,777	(493,602)	972,067
Individuals	15,605,900	77,910	12,965,929	1,381,097	(12,506,201)	17,524,635
Financing and on-lendings	1,822,070	13,361	1,756,885	(477,576)	(1,188,417)	1,926,323
Borrowings	5,978,928	64,549	7,204,773	(1,038,085)	(5,647,564)	6,562,601
Operations with limits	7,804,902	-	4,004,271	2,896,758	(5,670,220)	9,035,711
Total (1)	30,885,042	1,457,247	16,236,767	4,545,056	(18,747,641)	34,376,471
(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

        F-114    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Organization. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below we show the probabilities assigned to each scenario and the impacts:

	On December 31, 2019 - R$ thousand
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**

Simulation 1	100%	-	-	(18,365)
Simulation 2	-	100%	-	(209,044)
Simulation 3	-	-	100%	294,754

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

Expected loss on loans and advances

	Years ended December 31 - R$ thousand
	2019	2018
Amount recorded	20,441,029	22,239,070
Amount recovered	(7,908,896)	(7,147,095)
Expected loss on loans and advances	12,532,133	15,091,975

Loans and advances to customers renegotiated

The total balance of “Loans and advances to customers renegotiated” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2019	2018
Opening balance	17,143,212	17,183,869
Additional renegotiated amounts, including interest	20,283,735	15,193,567
Payments received	(13,363,684)	(9,472,888)
Write-offs	(5,032,606)	(5,761,336)
Closing balance	19,030,657	17,143,212
Expected loss on loans and advances	(8,021,445)	(7,015,820)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	11,009,212	10,127,392

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	42.2%	40.9%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.2%	4.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	2.6%	2.7%

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

Bradesco     F-115

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

24)  Bonds and securities at amortized cost

	R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government securities	82,661,682	7,677,826	(1,681)	90,337,827
Corporate debt securities	57,943,056	598,676	(1,955,900)	56,585,832
Balance on December 31, 2018 (1)	140,604,738	8,276,502	(1,957,581)	146,923,659

Securities:
Brazilian government securities	89,114,107	11,814,621	(538,480)	100,390,248
Corporate debt securities	77,804,253	970,671	(649,528)	78,125,396
Balance on December 31, 2019 (1)	166,918,360	12,785,292	(1,188,008)	178,515,644

(1) In 2019 and 2018, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

Maturity

	R$ thousand
	On December 31, 2019		On December 31, 2018
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	51,513,100	52,049,525	4,257,886	4,213,891
From 1 to 5 years	53,600,975	56,134,668	91,922,854	94,608,001
From 5 to 10 years	31,572,806	31,489,480	16,437,110	16,307,290
Over 10 years	30,231,479	38,841,971	27,986,888	31,794,477
Total	166,918,360	178,515,644	140,604,738	146,923,659

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$47,129,734 thousand at December 31, 2019 (2018 – R$22,475,483 thousand), being composed mostly of Brazilian government bonds.

Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on January 1, 2018	91,223	505,955	1,467,942	2,065,120
Transferred to Stage 1	-	(1,372)	(49,146)	(50,518)
Transferred to Stage 2	(39,578)	-	(114,523)	(154,101)
Transferred to Stage 3	-	(30,374)	-	(30,374)
Transferred from Stage 1	-	39,578	-	39,578
Transferred from Stage 2	1,372	-	30,374	31,746
Transferred from Stage 3	49,146	114,523	-	163,669
Assets originated or purchased/Assets settled/Reversal	76,044	160,711	720,164	956,919
Expected loss of financial assets at amortized cost on December 31, 2018	178,207	789,021	2,054,811	3,022,039
Transferred to Stage 1	-	(12,246)	-	(12,246)
Transferred to Stage 2	(42,073)	-	(67,004)	(109,077)
Transferred to Stage 3	-	(474,161)	-	(474,161)
Transferred from Stage 1	-	42,073	-	42,073
Transferred from Stage 2	12,246	-	474,161	486,407
Transferred from Stage 3	-	67,004	-	67,004
New assets originated or purchased/Assets settled or paid	150,962	280,647	1,179,829	1,611,438
Expected loss of financial assets at amortized cost on December 31, 2019	299,342	692,338	3,641,797	4,633,477

 (1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

       F-116    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)  Non-current assets held for sale

	R$ thousand
	On December 31
	2019	2018
Assets not for own use
Real estate	1,133,572	1,120,434
Vehicles and similar	223,051	231,105
Machinery and equipment	362	585
Other	41	1,206
Total	1,357,026	1,353,330

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

Bradesco     F-117

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)  Investments in associates and joint ventures

a)  Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value (11)	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,012,423	475,194	80,584,265	13,924,371	74,467,296	8,648,722	5,300,681	1,583,827
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	668,833	225,137	10,900,366	6,029,558	11,222,870	1,334,052	7,842,177	1,472,003
Fleury S.A. (3) (5)	16.28%	16.28%	703,401	37,312	990,578	3,707,962	685,626	2,210,530	3,047,851	327,279
Aquarius Participações S.A. (6)	49.00%	49.00%	44,535	12,155	914	90,013	39	-	-	24,805
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	104,420	3,824	2,769,583	1,501,644	3,018,405	732,665	3,933,691	16,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	135,005	9,328	245,624	106,351	25,873	3,491	188,407	22,550
Tecnologia Bancária S.A. (3)	24.32%	24.32%	130,759	15,327	561,182	1,646,932	448,857	1,256,342	2,478,999	44,698
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,825	9,056	2,206,395	1,487,009	2,522,673	317,259	1,167,924	22,641
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	47,744	(11,354)	202,904	323,845	38,512	249,519	17	(73,143)
Other (3)	-	-	54,021	98,959	-	-	-	-	-	-
Total investments in associates			6,246,966	874,938	98,461,811	28,817,685	92,430,151	14,752,580	23,959,747	3,441,302

Elo Participações Ltda. (8)	50.01%	50.01%	1,338,973	314,644	1,385,306	1,835,595	199,891	29,192	38,605	627,367
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	49,673	11,482	448,568	4,738	353,962	-	135,746	23,498
MPO - Processadora de Pagamentos Móveis S.A. (10)	100.00%	100.00%	-	18	2,676	1,423	4,187	-	150	44
Total investments in joint ventures			1,388,646	326,144	1,836,550	1,841,756	558,040	29,192	147,501	650,909
Total on December 31, 2019 (7)			7,635,612	1,201,082	100,298,361	30,659,441	92,988,191	14,781,772	24,134,248	4,092,211

       F-118    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	4,679,589	1,011,125	65,967,300	16,595,791	56,802,838	10,890,157	1,883,033	3,341,909
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	606,161	174,277	10,265,219	5,417,377	10,845,420	873,938	7,036,160	1,139,542
Fleury S.A. (3) (5)	16.28%	16.28%	699,927	38,805	1,510,304	2,482,580	640,899	1,570,942	2,642,751	238,558
Aquarius Participações S.A. (6)	49.00%	49.00%	43,030	130,769	19,096	86,626	17,907	-	-	266,876
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	100,597	602	2,587,712	1,503,374	2,210,690	1,880,396	6,362,896	3,010
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	127,677	8,895	230,503	100,052	22,207	3,258	174,816	21,254
NCR Brasil Indústria de Equipamentos para Automação S.A. (3) (9)	49.00%	49.00%	52,571	6,689	305,278	30,249	207,894	-	9,601	13,651
Tecnologia Bancária S.A. (3)	24.32%	24.32%	115,433	(8,492)	471,119	1,488,542	511,883	1,035,574	2,225,362	(34,918)
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,036	(10,998)	2,110,050	1,479,827	2,509,280	246,060	973,422	(27,494)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	59,098	(6,466)	165,299	173,083	42,894	-	13,726	(32,330)
Other (3)			35,083	33,788	-	-	-	-	-	-
Total investments in associates			6,864,202	1,378,994	83,631,880	29,357,501	73,811,912	16,500,325	21,321,767	4,930,058

Elo Participações S.A. (8)	50.01%	50.01%	1,191,343	288,938	718,623	1,981,596	170,683	8,220	28,938	573,968
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	70,254	12,473	330,042	66,980	161,458	-	136,193	24,946
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(30)	2,284	1,696	4,112	-	154	(60)
Total investments in joint ventures			1,261,597	301,381	1,050,949	2,050,272	336,253	8,220	165,285	598,854
Total on December 31, 2018 (7)			8,125,799	1,680,375	84,682,829	31,407,773	74,148,165	16,508,545	21,487,052	5,528,912

Bradesco     F-119

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,832,660	1,219,202	76,403,596	13,151,540	71,020,292	6,833,491	2,561,394	4,056,077
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	543,025	182,432	8,512,491	6,124,173	10,138,711	947,514	3,550,438	1,197,846
Fleury S.A. (3) (5)	16.28%	16.28%	692,380	46,791	1,389,026	2,224,500	615,510	1,263,331	2,609,717	287,414
Aquarius Participações S.A.	49.00%	49.00%	263,630	116,070	242,617	532,707	237,305	-	38	236,878
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,649	(22,637)	3,588,848	1,283,453	3,565,394	726,468	5,432,770	(113,185)
Cia. Brasileira de Gestão e Serviços S.A. (3)	41.85%	41.85%	118,781	16,530	285,871	118,394	33,305	8,320	61,185	39,498
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	46,039	4,108	221,809	28,788	141,520	-	1,270	8,384
Tecnologia Bancária S.A. (3)	24.32%	24.32%	108,752	10,209	242,480	75,702	590,872	496,090	2,534,235	41,973
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	463,400	(26,437)	2,178,209	1,511,924	2,411,600	437,278	490,079	(66,093)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	29,513	(4,642)	118,961	43,253	18,594	-	-	(23,210)
Other (3)	-	-	7,129	2,361	-	-	-	-	-	-
Total investments in associates			7,210,958	1,543,987	93,183,908	25,094,434	88,773,103	10,712,492	17,241,126	5,665,582

Elo Participações S.A.	50.01%	50.01%	978,195	162,070	420,804	1,776,837	96,763	3,967	18,708	324,075
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	68,231	12,393	339,236	119,406	324,764	-	161,107	24,786
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(39)	2,198	1,612	2	3,881	227	(78)
Total investments in joint ventures			1,046,426	174,424	762,238	1,897,855	421,529	7,848	180,042	348,783
Total on December 31, 2017 (7)			8,257,384	1,718,411	93,946,146	26,992,289	89,194,631	10,720,340	17,421,168	6,014,365

(1) Revenues from financial intermediation or services;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2019, the Organization received R$448,291 thousand of dividends and interest on equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

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

(7) In 2019, impairment losses were recorded in "associates and jointly controlled entities" in the amount of R$727,235 thousand. In 2018, impairment losses were recorded in "associates and jointly controlled entities" in the amount of R$107,000 thousand. In 2017, it was recorded in the amount of R$31,868 thousand on the investment in NCR Brasil Indústria de Equipamentos para Automação S.A;

(8) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2019, the Organization received R$72,215 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$22 thousand of other comprehensive income;

(9) In 2019, there was the divestiture of the company NCR Brasil Indústria de Equipamentos para Automação S.A.;

(10) In December 2019, we began to consolidate the company MPO – Processadora de Pagamentos Móveis S.A., after the shareholding acquisition; and

(11) Of this amount, R$985,628 thousand refers to the acquisition of shares in associated and jointly controlled companies, which are recorded in the Balance Sheet under the caption Investments in associates and joint ventures (Cielo/Fleury/Swiss Re).

       F-120    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2019, with the exception of Cielo S.A., IRB - Brasil Resseguros S.A. (IRB) and Fleury S.A., the other investments mentioned in the previous table were not regularly traded on any stock exchange. The fair value of investments totaled R$14,815,109 thousand (R$12,240,547 thousand in 2018). The Organization does not have contingent liabilities for investments in associates, which is responsible in part or in whole.

b) Changes in associates

	R$ thousand
	2019	2018
Initial balances	8,125,799	8,257,384
Acquisitions	-	54,019
Write-offs (1)	(66,889)	(1,175)
Equity in net income of associates	1,201,082	1,680,375
Dividends/Interest on equity	(729,654)	(1,385,537)
Impairment	(727,235)	(107,000)
Other	(167,491)	(372,267)
At the end of the year	7,635,612	8,125,799

(1) In 2019, there was the disposal of the companies Cibrasec – Cia. Brasileira de Securitização and NCR Brasil Indústria de Equipamentos para Automação S.A..

27)  Property and equipment

a)  Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	7,847,887	(1,365,046)	6,482,841
Land	-	967,928	-	967,928
Installations, properties and equipment for use	10%	6,690,473	(2,965,884)	3,724,589
Security and communication systems	10%	375,712	(221,860)	153,852
Data processing systems	20%	9,167,330	(5,977,994)	3,189,336
Transportation systems	20%	211,510	(70,834)	140,676
Balance on December 31, 2019 (1)		25,260,840	(10,601,618)	14,659,222

Buildings	4%	2,611,299	(480,093)	2,131,206
Land	-	976,869	-	976,869
Installations, properties and equipment for use	10%	6,324,483	(3,161,651)	3,162,832
Security and communication systems	10%	379,099	(236,293)	142,806
Data processing systems	20%	4,231,789	(2,677,882)	1,553,907
Transportation systems	20%	92,403	(60,760)	31,643
Financial leases of data processing systems	20%	3,474,958	(2,647,385)	827,573
Balance on December 31, 2018		18,090,900	(9,264,064)	8,826,836

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16. Depreciation for these assets is calculated linearly by the lease term.

Depreciation charges in 2019 amounted to R$2,737,383 thousand (2018 – R$1,460,013 thousand).

We enter into lease agreements as a lessee for data processing equipment and properties, which are recorded as buildings and equipment leased in property, plant and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 37 for disclosure of the obligation.

Bradesco     F-121

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475
Additions	766,074	143,103	1,045,155	39,005	390,398	5,698	2,389,433
Write-offs	(12,168)	(278,602)	(160,587)	(6,141)	(1,924)	-	(459,422)
Impairment	(60,371)	-	-	(653)	(30,670)	-	(91,694)
Depreciation	(111,274)	-	(512,825)	(24,754)	(798,646)	(12,514)	(1,460,013)
Transfer	(121,196)	129,648	-	-	-	-	8,452
Balance from an acquired institution	-	-	7,605	-	-	-	7,605
Balance on December 31, 2018	2,131,206	976,869	3,162,832	142,806	2,381,480	31,643	8,826,836
Initial adoption - IFRS 16	4,136,603	-	31,215	-	-	8,793	4,176,611
Adjusted balance on January 1, 2019	6,267,809	976,869	3,194,047	142,806	2,381,480	40,436	13,003,447
Additions	1,321,052	18,380	1,898,293	43,111	1,913,392	113,816	5,308,044
Write-offs	(59,792)	(27,321)	(786,791)	(6,291)	(8,359)	(861)	(889,415)
Impairment	-	-	(2,123)	(1,806)	(21,499)	(43)	(25,471)
Depreciation	(1,046,228)	-	(578,837)	(23,968)	(1,075,678)	(12,672)	(2,737,383)
Balance on December 31, 2019 (1)	6,482,841	967,928	3,724,589	153,852	3,189,336	140,676	14,659,222

 (1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

       F-122    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307
Additions/(reductions)	630,755	1,859,905	1,198,396	-	(5,146)	3,683,910
Impairment (2)	-	(162)	(386,265)	-	-	(386,427)
Amortization	-	(1,116,505)	(1,361,269)	(864,686)	(5,782)	(3,348,242)
Balance on December 31, 2018	5,576,068	4,795,136	3,241,280	2,494,003	22,061	16,128,548
Additions/(reductions)	7,134	1,525,833	1,195,049	(43,589)	11,640	2,696,067
Impairment (2)	(255,301)	(519,749)	(196,533)	-	-	(971,583)
Amortization	-	(1,313,322)	(1,112,408)	(697,655)	(5,000)	(3,128,385)
Balance on December 31, 2019	5,327,901	4,487,898	3,127,388	1,752,759	28,701	14,724,647

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

Bradesco     F-123

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	On December 31
	2019	2018
Banking	4,835,518	5,083,686
Insurance	492,382	492,382
Total	5,327,900	5,576,068

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2019, 2018 and 2017.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow projections based on financial budgets approved by Management, with a terminal growth rate of 6.6% p.a. (2018 – 6.9% p.a.). The forecast cash flows have been discounted at a rate of 11.5% p.a. (2018 – 12.0% p.a.).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

29)  Other assets

	R$ thousand
	On December 31
	2019	2018
Financial assets (4) (5)	56,101,781	43,893,309
Foreign exchange transactions (1)	30,952,382	20,179,828
Debtors for guarantee deposits (2)	18,695,102	18,729,321
Securities trading	4,659,791	2,582,663
Trade and credit receivables	164,467	664,274
Receivables	1,630,039	1,737,223
Other assets	7,441,888	7,372,866
Deferred acquisition cost (insurance) – Note 34e	983,999	925,884
Other debtors	3,218,639	2,728,746
Prepaid expenses	847,197	741,087
Interbank and interdepartmental accounts	467,540	1,427,359
Other (3)	1,924,513	1,549,790
Total	63,543,669	51,266,175

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

(4) Financial assets are recorded at amortized cost; and

(5) In 2019, there were no losses for impairment of other financial assets.

       F-124    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2019	2018
Demand deposits	1,606,079	1,139,729
Interbank deposits	369,982	410,975
Securities sold under agreements to repurchase	174,100,023	190,911,877
Borrowings	29,272,183	29,681,340
Onlending	22,471,344	25,170,058
Total	227,819,611	247,313,979

31)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2019	2018
Demand deposits	37,283,988	34,178,563
Savings deposits	114,177,799	111,170,912
Time deposits	214,765,753	195,398,721
Total	366,227,540	340,748,196

32)  Funds from securities issued

a)     Composition by type of security issued and location

	R$ thousand
	On December 31
	2019	2018
Instruments Issued – Brazil:
Real estate credit notes	27,019,439	25,381,719
Agribusiness notes	13,149,546	13,108,595
Financial bills	120,518,300	104,005,236
Letters of credit property guaranteed	5,540,086	476,332
Subtotal	166,227,371	142,971,882
Securities – Overseas:
Euronotes	1,407,888	1,270,409
Securities issued through securitization – (item (b))	1,967,746	3,130,111
Subtotal	3,375,634	4,400,520
Structured Operations Certificates	1,124,559	656,616
Total	170,727,564	148,029,018

Bradesco     F-125

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)     Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

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

c)     Net financial activity in the issuance of securities

	R$ thousand
	2019	2018
Opening balance on December 31	148,029,018	135,174,090
Issuance	84,982,152	85,963,195
Interest	9,233,505	9,054,699
Settlement and interest payments	(71,781,695)	(82,973,990)
Exchange variation and others	264,584	811,024
Closing balance on December 31	170,727,564	148,029,018

       F-126    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

33)  Subordinated debt

a)   Composition of subordinated debt

Maturity	On December 31 - R$ thousand
	Original term in years	Nominal amount	2019	2018
In Brazil:
Subordinated CDB:
2019 (1)		10	-	69,851
Financial bills:
2019 (1)	6		-	39,261
2019 (1)	7		-	3,490,180
2020	7	1,700	3,288	3,038
2022	7	4,305,011	6,426,671	6,010,103
2023	7	1,359,452	1,958,936	1,829,083
2024	7	67,450	87,316	80,479
2025	7	5,425,906	5,943,283	5,578,707
2019 (1)	8	-	-	31,742
2020	8	28,556	64,624	59,398
2021	8	1,236	2,364	2,192
2023	8	1,706,846	2,671,282	2,464,978
2024	8	136,695	186,376	172,590
2025	8	6,193,653	6,424,128	6,427,806
2026	8	870,300	952,807	894,417
2021	9	7,000	14,999	14,064
2024	9	4,924	8,375	7,444
2025	9	400,944	525,232	491,031
2027	9	144,900	159,920	149,211
2021	10	19,200	49,621	44,962
2022	10	54,143	118,117	108,467
2023	10	688,064	1,225,020	1,146,189
2025	10	284,137	518,242	451,136
2026	10	361,196	523,687	480,443
2027	10	258,743	319,582	295,946
2028	10	248,300	282,192	257,524
2026	11	3,400	5,009	4,622
2027	11	47,046	62,776	58,346
2028	11	74,764	91,899	84,304
Perpetual		9,201,200	9,559,967	9,254,743
Subtotal in Brazil (2)			38,185,713	40,002,257
Overseas:
2019 (1)	10	-	-	2,953,103
2021	11	6,449,120	6,619,620	6,355,614
2022	11	4,433,770	4,508,175	4,332,470
Subtotal overseas			11,127,795	13,641,187
Total			49,313,508	53,643,444

(1) Subordinated debt transactions that matured in 2019; and

(2) It includes the amount of R$36,707,680 thousand (2018 – R$34,992,913 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”.

Bradesco     F-127

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Net movement of subordinated debt

	R$ thousand
	2019	2018
Opening balance on December 31	53,643,444	50,179,401
Issuance	-	10,890,606
Interest	3,708,924	3,517,067
Settlement and interest payments	(8,593,243)	(12,941,124)
Exchange variation	554,383	1,997,494
Closing balance on December 31	49,313,508	53,643,444

       F-128    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Insurance technical provisions and pension plans

a)    Technical provisions by account

	R$ thousand
	Insurance (1)(4)		Life and Pension (2)(3)(4)		Total
	On December 31		On December 31		On December 31
	2019	2018	2019	2018	2019	2018
Current and long-term liabilities
Mathematical reserve for unvested benefits (PMBAC)	1,462,699	1,218,860	230,996,998	217,884,791	232,459,697	219,103,651
Mathematical reserve for vested benefits (PMBC)	410,410	343,852	8,895,571	8,489,312	9,305,981	8,833,164
Reserve for claims incurred but not reported (IBNR)	3,655,551	3,401,781	938,466	931,154	4,594,017	4,332,935
Unearned premium reserve	4,454,214	4,283,281	1,042,959	647,709	5,497,173	4,930,990
Reserve for unsettled claims (PSL)	4,432,487	4,472,929	1,533,696	1,345,596	5,966,184	5,818,525
Reserve for financial surplus (PET)	-	-	622,703	549,135	622,703	549,135
Other technical provisions	2,028,532	2,186,799	7,828,405	5,823,088	9,856,936	8,009,887
Total reserves	16,443,893	15,907,502	251,858,798	235,670,785	268,302,691	251,578,287

(1) “Other technical provisions” – Insurance includes the Provision for Insufficient Premiums (PIP) of R$1,925,656 thousand and the Provision for Related Expenses of R$105,781 thousand;

(2) The "Other technical provisions" line of Life and Pension Plan includes "Provision for redemptions and other amounts to be settled" in the amount of R$3,120,662 thousand, "Provision of related expenses" in the amount of R$638,216 thousand, “Complementary Provision for Coverage (PCC)” in the amount of R$2,375,585 thousand and" Other provisions" in the amount of R$1,647,054 thousand;

(3) Includes the Provision for unearned Provision for unearned premiums for risks not yet issued (PPNG-RVNE) in the amount of R$164,597 thousand; and

(4) In Insurance are included non life products, health and dental; and in Life and pension are included all life products, including life insurance with survival risk, and pension plans.

Bradesco     F-129

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Technical provisions by product

	R$ thousand
	Insurance		Life and pension plans (1)		Total
	On December 31		On December 31		On December 31
	2019	2018	2019	2018	2019	2018
Health (Health and Dental)	11,132,262	10,391,680	-	-	11,132,262	10,391,680
Auto / Personal Liability (Non life – Auto)	3,364,644	3,209,143	-	-	3,364,644	3,209,143
DPVAT (Personal Injury Caused by Automotive Vehicles)	558,432	601,114	1,823	2,756	560,255	603,870
Life	-	310,829	13,537,345	10,964,900	13,537,345	11,275,729
RE (Non life - Property)	1,388,555	1,394,736	-	-	1,388,555	1,394,736
PGBL (Pension)	-	-	37,380,354	36,188,888	37,380,354	36,188,888
VGBL (Pension)	-	-	176,496,784	166,104,340	176,496,784	166,104,340
Defined Benefits Plans - Traditional Plans (Pension)	-	-	24,442,492	22,409,901	24,442,492	22,409,901
Total technical provisions	16,443,893	15,907,502	251,858,798	235,670,785	268,302,691	251,578,287

(1) Includes life insurance and pension plans.

       F-130    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)  Changes in the insurance and pension technical provisions

(i)      Insurance – Non-life, Life, Health and Pension

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	35,946,000	32,720,063
(-) DPVAT insurance	(602,842)	(508,098)
Subtotal at beginning of the year	35,343,158	32,211,965
Additions, net of reversals	32,769,175	30,230,289
Payment of claims, benefits and redemptions	(30,603,012)	(28,735,539)
Adjustment for inflation and interest	1,497,802	1,636,443
Constitution of judicial provision	3,535	-
Subtotal at end of the period	39,010,658	35,343,158
(+) DPVAT insurance	559,843	602,842
At the end of the year	39,570,501	35,946,000

(ii)     Pension Plans - Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	166,104,340	158,746,205
Receipt of premiums net of fees	25,561,500	23,715,609
Payment of benefits	(38,364)	(30,563)
Payment of redemptions	(20,446,664)	(21,008,985)
Adjustment for inflation and interest	10,996,312	8,017,088
Others	(5,680,340)	(3,335,014)
At the end of the year	176,496,784	166,104,340

(iii)   Pensions Plans – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	49,527,947	47,623,322
Receipt of premiums net of fees	2,882,617	2,683,007
Payment of benefits	(869,372)	(858,454)
Payment of redemptions	(2,697,073)	(2,615,186)
Adjustment for inflation and interest	3,832,265	3,232,938
Others	(440,979)	(537,680)
At the end of the year	52,235,405	49,527,947

Bradesco     F-131

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)    Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2019	2018	2019	2018	2019	2018
Total technical provisions	16,443,893	15,907,502	251,858,798	235,670,785	268,302,691	251,578,287
(-) Premiums receivables	(1,166,691)	(1,043,400)	-	-	(1,166,691)	(1,043,400)
(-) Unearned premium provision – Health and dental insurance (1)	(1,527,337)	(1,381,574)	-	-	(1,527,337)	(1,381,574)
(-) Provisions from DPVAT agreements	(558,021)	(597,398)	-	-	(558,021)	(597,398)
(-) Others	(120,810)	(179,215)	(11,713)	(9,859)	(132,523)	(189,074)
Technical provisions to be covered	13,071,034	12,705,915	251,847,085	235,660,926	264,918,119	248,366,841

Investment fund quotas (VGBL and PGBL) (2)	-	-	210,044,616	198,748,039	210,044,616	198,748,039
Investment fund quotas (excluding VGBL and PGBL)	4,477,721	5,155,446	27,689,439	23,230,004	32,167,160	28,385,450
Government securities	11,326,945	10,164,283	24,422,182	19,534,894	35,749,127	29,699,177
Private securities	34,403	15,378	138,043	151,681	172,446	167,059
Shares	-	2,935	-	1,238,716	-	1,241,651
Total assets held in guarantee portfolio (3)	15,839,069	15,338,042	262,294,280	242,903,334	278,133,349	258,241,376

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

       F-132    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)  Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	925,884	1,070,108
Additions	1,542,179	1,324,815
Amortizations	(1,484,064)	(1,469,039)
At the end of the year	983,999	925,884

f)  Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	176,324	219,214
Additions	124,337	245,957
Amortization and Reversals	(85,777)	(239,049)
Recovered insurance losses	(24,969)	(37,369)
Reversal/Monetary update	3,658	(4,892)
Other	(25,348)	(7,537)
At the end of the year	168,225	176,324

g) Claim information

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

Bradesco     F-133

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non Life - Insurance – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Amount estimated for the claims:
· In the year after notification	2,219,991	2,592,573	2,859,480	3,348,274	3,224,788	3,937,126	4,428,926	4,109,825	3,749,457	3,448,593	3,300,264	-
· One year after notification	2,193,645	2,562,789	2,824,610	3,240,688	3,041,662	3,663,951	4,277,245	3,912,436	3,740,543	3,422,386	-	-
· Two years after notification	2,179,949	2,561,264	2,809,879	3,233,150	3,009,371	3,671,822	4,232,474	3,923,389	3,754,077	-	-	-
· Three years after notification	2,179,419	2,577,663	2,812,812	3,256,062	3,044,232	3,655,382	4,260,118	3,932,335	-	-	-	-
· Four years after notification	2,210,909	2,595,369	2,811,587	3,292,376	3,034,096	3,669,868	4,275,952	-	-	-	-	-
· Five years after notification	2,209,826	2,607,212	2,840,368	3,113,580	3,049,171	3,679,657	-	-	-	-	-	-
· Six years after notification	2,222,800	2,611,105	2,837,693	3,128,386	3,058,018	-	-	-	-	-	-	-
· Seven years after notification	2,240,171	2,599,521	2,850,912	3,133,871	-	-	-	-	-	-	-	-
· Eight years after notification	2,228,954	2,608,176	2,852,787	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,234,024	2,607,504	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,334,101	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2019)	2,334,101	2,607,504	2,852,787	3,133,871	3,058,018	3,679,657	4,275,952	3,932,335	3,754,077	3,422,386	3,300,264	36,350,952
Payments of claims	(2,226,319)	(2,589,805)	(2,827,479)	(3,103,209)	(3,024,891)	(3,631,431)	(4,201,838)	(3,848,680)	(3,657,661)	(3,294,437)	(2,619,618)	(35,025,368)
Outstanding Claims	107,782	17,699	25,308	30,662	33,127	48,226	74,114	83,655	96,416	127,949	680,646	1,325,584

       F-134    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non Life – Insurance Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	1,954,928	2,439,011	2,653,641	3,022,457	3,021,084	3,761,029	4,074,519	3,960,519	3,710,845	3,410,760	3,281,789	-
· One year after notification	1,933,104	2,404,646	2,617,957	2,908,173	2,849,909	3,527,585	3,954,939	3,796,535	3,702,199	3,386,329	-	-
· Two years after notification	1,931,327	2,406,805	2,609,034	2,915,173	2,832,016	3,539,989	3,900,981	3,803,980	3,715,400	-	-	-
· Three years after notification	1,936,905	2,426,310	2,629,288	2,927,529	2,874,862	3,526,769	3,921,156	3,813,890	-	-	-	-
· Four years after notification	1,960,500	2,445,507	2,639,629	2,957,403	2,868,888	3,539,721	3,933,030	-	-	-	-	-
· Five years after notification	1,966,313	2,460,692	2,670,472	2,963,901	2,884,539	3,550,811	-	-	-	-	-	-
· Six years after notification	1,980,991	2,472,476	2,673,132	2,978,029	2,893,423	-	-	-	-	-	-	-
· Seven years after notification	1,994,592	2,471,407	2,686,379	2,983,500	-	-	-	-	-	-	-	-
· Eight years after notification	1,990,902	2,479,351	2,688,317	-	-	-	-	-	-	-	-	-
· Nine years after notification	1,994,494	2,478,498	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,030,027	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2019)	2,030,027	2,478,498	2,688,317	2,983,500	2,893,423	3,550,811	3,933,030	3,813,890	3,715,400	3,386,329	3,281,789	34,755,014
Payments of claims	(1,988,462)	(2,463,852)	(2,663,155)	(2,953,900)	(2,860,508)	(3,503,523)	(3,860,945)	(3,733,656)	(3,620,073)	(3,268,836)	(2,603,961)	(33,520,871)
Outstanding claims, net of reinsurance	41,565	14,646	25,162	29,600	32,915	47,288	72,085	80,234	95,327	117,493	677,828	1,234,143

Bradesco     F-135

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims (including life insurance with survival coverage – VGBL product), net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	901,321	1,007,851	1,191,045	1,235,104	1,305,822	1,330,460	1,415,524	1,493,336	1,537,474	1,438,027	1,486,498	-
· One year after notification	926,499	1,015,094	1,188,264	1,226,271	1,298,610	1,373,160	1,425,789	1,491,439	1,487,961	1,416,097	-	-
· Two years after notification	943,781	1,021,283	1,188,774	1,236,289	1,326,512	1,368,575	1,403,515	1,468,731	1,503,531	-	-	-
· Three years after notification	937,472	1,011,228	1,197,625	1,236,075	1,309,876	1,277,276	1,323,436	1,449,190	-	-	-	-
· Four years after notification	944,170	1,022,136	1,195,079	1,234,363	1,296,147	1,242,937	1,310,005	-	-	-	-	-
· Five years after notification	954,487	1,019,647	1,201,083	1,233,898	1,304,644	1,224,932	-	-	-	-	-	-
· Six years after notification	951,993	1,017,766	1,200,703	1,239,976	1,299,984	-	-	-	-	-	-	-
· Seven years after notification	944,581	1,009,936	1,209,690	1,240,781	-	-	-	-	-	-	-	-
· Eight years after notification	944,664	1,017,016	1,198,625	-	-	-	-	-	-	-	-	-
· Nine years after notification	950,290	1,018,947	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	1,016,054	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2019)	1,016,054	1,018,947	1,198,625	1,240,781	1,299,984	1,224,932	1,310,005	1,449,190	1,503,531	1,416,097	1,486,498	14,164,644
Payments of claims	(943,374)	(991,437)	(1,166,640)	(1,197,605)	(1,247,133)	(1,140,216)	(1,171,848)	(1,321,771)	(1,319,587)	(1,215,233)	(1,069,914)	(12,784,758)
Outstanding claims, net of reinsurance	72,680	27,510	31,985	43,176	52,851	84,716	138,157	127,419	183,944	200,864	416,584	1,379,886

(1) The “DPVAT” insurances were not considered in the claims development in the amount of R$63,616 thousand, as well as, "Retrocession" R$12,680 thousand, "Health and Dental" R$3,096,243 thousand, estimate of salvages and reparations in the amount of R$(88,172) thousand and incurred but not enough reported (IBNER) claims in the amount of R$211,406 thousand.

       F-136    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Supplemental pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Risk factors	On December 31
	2019	2018
Nominal discount rate	6.45% - 7.45% a.a.	8.8% - 9.31% a.a.
Nominal rate of future salary increases	3.8% a.a.	4.0% a.a.
Nominal growth rate of social security benefits and plans	3.8% a.a.	4.0% a.a.
Initial rate of growth of medical costs	7.95% - 8.99% a.a.	8.16% - 9.72% a.a.
Inflation rate	3.8% a.a.	4.0% a.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Bradesco F-137

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	Retirement Benefits		Other post-employment benefits
	2019	2018	2019	2018
(i) Projected benefit obligations:
At the beginning of the year	2,530,590	2,323,338	669,093	563,079
Cost of current service	179	151	-	-
Interest cost	224,508	219,239	60,185	54,654
Participant’s contribution	819	881	-	-
Actuarial gain/(loss) (1)	516,333	179,851	224,683	87,962
Past service cost - plan changes	(3,920)	-	-	-
Early elimination of obligations	-	-	(1,613)	-
Benefit paid	(203,363)	(192,870)	(34,478)	(36,602)
At the end of the year	3,065,146	2,530,590	917,870	669,093

(ii) Plan assets at fair value:
At the beginning of the year	2,363,009	2,375,529	-	-
Expected earnings	209,252	225,060	-	-
Actuarial gain/(loss) (1)	332,368	(61,063)	-	-
Contributions received:
Employer	14,763	15,472	-	-
Employees	819	881	-	-
Benefit paid	(203,346)	(192,870)	-	-
At the end of the year	2,716,865	2,363,009	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	54,025	206,752	-	-
Interest on the irrecoverable surplus	4,981	20,327	-	-
Change in irrecoverable surplus (1)	(22,851)	(173,054)	-	-
At the end of the year	36,155	54,025	-	-

(iv) Financed position:
Plans in deficit	384,436	221,606	917,870	669,093
Net balance	384,436	221,606	917,870	669,093
(1) In the year ended December 31, 2019, the remeasurement effects recognized in Equity Valuation Adjustments totaled R$212,188 thousand (R$93,494 thousand in 2018), net of tax effects.

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2019	2018	2017
Projected benefit obligations:
Cost of service	(2,689)	151	401
Cost of interest on actuarial obligations	282,997	273,893	282,210
Expected earnings from the assets of the plan	(208,122)	(225,060)	(227,360)
Interest on recoverable surplus	4,981	20,327	13,730
Net cost/(benefit) of the pension plans	77,167	69,311	68,981

       F-138    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2019 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	11.05	13.45
2020	210,932	39,752
2021	216,848	41,258
2022	222,420	44,650
2023	227,727	48,128
2024	232,967	51,921
After 2025	1,227,661	314,796

In 2020, contributions to defined-benefit plans are expected to total R$16,500 thousand.

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2019	2018	2019	2018	2019	2018	2019	2018
Asset categories
Equities	-	-	9.6%	7.9%	-	-	18.5%	17.7%
Fixed income	93.5%	93.3%	86.6%	87.5%	100.0%	100.0%	78.9%	82.3%
Real estate	5.3%	5.4%	1.9%	2.5%	-	-	-	-
Other	1.2%	1.3%	1.9%	2.1%	-	-	2.6%	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (8.5% – 10.0% p.a.) assuming a 1 p.p. change in the discount rate:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	7.45% - 8.45%	Increase of 1 p.p.	reduction	(388,252)
Discount rate	5.45% - 6.45%	Decrease of 1 p.p.	increase	475,824
Medical Inflation	8.95% - 9.99%	Increase of 1 p.p.	increase	112,355
Medical Inflation	6.95% - 7.99%	Decrease of 1 p.p.	reduction	(93,231)

Total expenses related to contributions made during the year ended on December 31, 2019 totalled R$997,446 thousand (R$942,427 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in December 31, 2019, R$6,101,527 thousand (2018 – R$4,550,580 thousand).

Bradesco F-139

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Provisions, Contingents Assets and Liabilities and Legal Obligations – Tax and Social Security

a)     Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b)     Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment  on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

In 2019, we refined the assumptions, as described in Note 4, which resulted in an addition provision of R$1,913,594 thousand.

II -     Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

       F-140    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

As described in Note 4, Bradesco adjusted the assumptions and criteria for constitution of labor claims, including proceedings related to economic plans of merged banks, resulting in an addition provision of R$3,112,986 thousand in December 2019. For this review, we considered the trends of court decisions, the information related to the progress of such proceedings (contracts, exposure calculation, expert reports, etc.) and the opinion of the legal advisors.

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

The main cases are:

-      PIS and COFINS – R$2,632,829 thousand (R$2,562,453 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-      Pension Contributions – R$1,799,047 thousand (R$1,729,211 thousand in 2018): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-      IRPJ/CSLL on losses of credits – R$1,264,448 thousand (R$1,461,621 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-      IRPJ/CSLL on MTM - R$626,341 thousand (R$607,258 thousand in 2018): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

Bradesco F-141

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-      INSS Autonomous Brokers – R$490,651 thousand (R$470,237 thousand in 2018): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-      INSS – Contribution to SAT – R$432,873 thousand (R$417,442 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV - Changes in other provision

	R$ thousand
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	677,970	508,399	386,671
Provisions, net of (reversals and write-offs)	1,289,664	912,287	531,052
Payments	(1,538,827)	(1,152,887)	(302,885)
Balance on December 31, 2018	5,983,603	5,614,362	8,204,206
Adjustment for inflation	682,600	645,001	431,394
Provisions, net of (reversals and write-offs) (1)	3,382,750	4,330,466	(227,244)
Payments	(2,702,886)	(1,904,036)	(18,271)
Balance on December 31, 2019	7,346,067	8,685,793	8,390,085

(1) In 2019, includes reversal of income tax and social contribution on losses on credit receivable in the amount of R $ 230,852 thousand.

c)     Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2019, R$6,272,466 thousand (R$8,681,263 thousand in 2018) for civil claims and R$33,474,303 thousand (R$24,754,158 thousand in 2018) for tax proceedings.

The main tax proceedings with this classification are:

-      IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,216,012 thousand (R$1,689,160 thousand in 2018): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-      IRPJ and CSLL – 2006 to 2016 – R$7,169,765 thousand (R$6,980,631 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;

-      COFINS – 2011 and 2012 – R$5,172,183 thousand (R$5,070,337 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-      Leasing companies’ Tax on Services of any Nature (ISSQN), R$2,537,997 thousand (R$2,478,296 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

       F-142    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-      PIS and COFINS notifications and disallowances of compensations – R$1,490,269 thousand (R$1,445,126 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-      Social Security Contribution Taxes – 2014 and 2015 – R$1,268,227 thousand: related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

-      IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,187,411 thousand (R$1,784,832 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-      IRPJ and CSLL deficiency note – 2005 to 2013 – R$925,806 thousand (R$859,049 thousand in 2018): relating to disallowance of expenses with credit losses; and

-      IRPJ and CSLL deficiency note – 2008 to 2013 – R$608,860 thousand (R$508,180 thousand in 2018): relating to profit of subsidiaries based overseas.

Bradesco F-143

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

37)  Other liabilities

	R$ thousand
	On December 31
	2019	2018
Financial liabilities	79,121,127	62,598,235
Credit card transactions (1)	21,595,677	22,887,885
Foreign exchange transactions (2)	31,546,034	19,801,468
Loan assignment obligations	6,594,471	8,058,619
Capitalization bonds	8,837,770	8,186,955
Securities trading	4,822,215	3,321,219
Lease liabilities (Note 37a)	5,724,960	342,089

Other liabilities	34,023,453	34,157,435
Third party funds in transit (3)	7,296,234	7,135,635
Provision for payments	9,172,457	8,266,532
Sundry creditors	3,778,494	3,137,923
Social and statutory	933,003	4,966,975
Other taxes payable	2,176,673	1,757,283
Liabilities for acquisition of assets and rights	1,493,329	1,206,376
Other	9,173,263	7,686,711
Total	113,144,580	96,755,670

(1) Refers to amounts payable to merchants;

(2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)     Lease liabilities

The opening balance corresponds to the financial leasing – IAS 17 and, according to IFRS 16, the commercial financial leasing prior to 2019 should be incorporated in the balance of the lease payable, whereby the transactions of the year are all recorded in accordance with IFRS 16.

R$ thousand
Opening Balance on December 31, 2018 - IAS 17	827,574
Initial adoption - IFRS 16	4,176,611
Adjusted balance on January 1, 2019	5,004,185
Remeasurement and new contracts	1,362,692
Payments	(1,067,573)
Appropriation of financial charges	410,195
Exchange variation	15,461
Closing balance on December 31, 2019	5,724,960

Maturity of the leases

The maturity of these financial liabilities in 2019 is divided as follows: R$1,037,679 thousand up to one year, R$3,007,071 thousand between one to five years and R$1,680,210 thousand for more than five years.

Impacts on the statement of income

According to IFRS 16, lease payments that were previously recorded as expenditure on rent in the line of "Other Administrative Expenses" in the statement of income, began to be recorded as “Expenses of depreciation” and “Interest and similar expenses”.

The impact on the income for the fiscal year 2019 was: “Expenses of depreciation” – R$854,620 thousand, “Interest and similar expenses” – R$393,879 thousand and “Expenses of the foreign exchange variation” – R$15,461 thousand, totaling R$1,263,960 thousand in expenses.

Expenses for the fiscal year 2019 with short-term contracts were R$11,732 thousand.

       F-144    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Other information

In accordance with IFRS 16 paragraph 27-b for the calculation of the leases a real cash flow should be used and the Conclusion Base of the IASB – IFRS 16 Standard items 161 and 162 which refers to this cash flow should be discounted at a nominal rate, this was the method that the Organization adopted for the accounting records of the financial statements.

Additionally, to meet CVM Circular Letter No. 02/19, which says that the cash flow must be updated with inflationary expectations and discounted for a nominal fee, the calculations of the lease were made with this approach and the Organization estimated that the real model vs. nominal when compared to the nominal model vs. nominal has no material differences.

38)  Equity

a)   Capital and shareholders’ rights

i.     Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2019	2018
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	8,063,829,714	6,719,858,095
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	8,032,297,167	6,693,580,972

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167

1) It benefited the shareholders registered in the records of Bradesco on March 29, 2019.

In the Special Shareholders’ Meeting held on March 10, 2017, the Board of Directors' proposal to increase the share capital by R$8,000,000 thousand was approved, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with bonus shares, through the capitalization of part of the balance of the “Profit Reserves - Statutory Reserve” account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with the issuance of 555,360,173 new registered-book-entry shares, with no par value, being 277,680,101 common and 277,680,072 preferred, which were attributed free of charge to shareholders in the proportion of 1 new share for every 10 shares of the same type that they held on the base date.

In the Special Shareholders’ Meeting held on March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common shares and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

Bradesco F-145

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In the Special Shareholders’ Meeting held on March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common shares and 671,985,774 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, was approved by Bacen on March 19, 2019.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

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

c)   Interest on equity/Dividends

Interest on equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil. Brazilian companies may pay interest on equity to shareholders based on the shareholders’ equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

       F-146    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In a meeting of the Board of Directors on June 28, 2019, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on equity, related to the first half of 2019, amounting to R$1,455,000 thousand, which equates to R$0.172536471 per common share and R$0.189790118 per preferred share, payment of which was made on July 15, 2019.

In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$ 8,000,000 thousand, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers 'proposal for payment of complementary interest on equity for the year of 2019 was approved, in the amount of R$4,245,000 thousand, of which R$0.503379600 per common share and R$0.553717560 per preferred share, payment of which was made on December 30, 2019.

Bradesco F-147

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Transactions with related parties

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Organization has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2019	2018	2019	2018	2019	2018	2019	2018
Assets
Loans and advances to banks	-	-	577,906	585,191	-	-	577,906	585,191
Securities and derivative financial instruments	20,721	16,015	287,849	19,267	-	-	308,570	35,282
Other assets	9	9	109,766	326,762	88,750	49,244	198,525	376,015
Liabilities
Customer and financial institution resources	2,137,714	2,899,619	3,181,766	1,098,865	393,475	120,586	5,712,955	4,119,070
Securities and subordinated debt securities	13,697,802	8,569,271	-	-	891,211	797,182	14,589,013	9,366,453
Other liabilities (4)	217,765	1,541,011	11,672,903	10,101,886	6,735	5,484	11,897,403	11,648,381

	R$ thousand
	Controllers (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Revenues and expenses
Net interest income	(857,937)	(778,829)	(887,059)	(6,508)	(11,814)	40,671	(58,353)	(55,045)	(84,818)	(922,798)	(845,688)	(931,206)
Other revenues	105	334	-	342,793	315,832	441,381	359	247	-	343,257	316,413	441,381
Other expenses	54,471	50,745	(2,652)	(1,899,818)	(2,635,494)	(289,100)	288,187	323,130	-	(1,557,160)	(2,261,619)	(291,752)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) Includes interest on equity and dividends payable.

       F-148    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)    Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•      The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•      The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2019, the maximum amount of R$866,448 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$484,895 thousand to cover supplementary pension plan defined contributions.

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

Short-term benefits for Management

	R$ thousand
	Years ended December 31
	2019	2018	2017
Salaries	852,862	485,949	456,262
Total	852,862	485,949	456,262

Post-employment benefits

	R$ thousand
	Years ended December 31
	2019	2018	2017
Defined contribution supplementary pension plans	468,079	474,378	473,663
Total	468,079	474,378	473,663

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

Bradesco F-149

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2019	2018
Common shares	0.55%	0.55%
Preferred shares	1.04%	1.07%
Total shares (1)	0.79%	0.81%

(1) On December 31, 2019, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares (2018 – 2.60% of common shares, 1.11% of preferred shares and 1.85% of all shares).

40)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2019	2018
Commitments to extend credit (1)	248,455,570	228,113,067
Financial guarantees (2)	78,231,145	72,870,964
Letters of credit for imports	1,411,197	361,593
Total	328,097,912	301,345,624

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

       F-150    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of new standards for the year ended December 31, 2019

•      IFRS 16, issued in January 2016 in replacement to the standards IAS 17 Leasing Operations, IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations, establishes that the lessees account for all the leases according to a single model, similar to the accounting entry for finance leases in IAS 17. IFRS 16 is mandatory for the fiscal years as per January 1, 2019.

Within the Organization there are leases of properties and equipment, and the properties represent approximately 98% of the balances.

Transition

Banco Bradesco adopted IFRS 16 on January 1, 2019, using the simplified and modified retrospective approach, which does not require the disclosure of comparative information.

The new standard was adopted for contracts that had been previously identified as leases that used IAS 17 and IFRIC 4 – Complementary Aspects of Leasing Operations. Therefore, the Organization did not apply the standard to contracts that have not previously been identified as contracts containing a lease under the terms of IAS 17 and IFRIC 4.

On January 1, 2019, assets and liabilities in the amount of R$4,176,611 were recorded. The amounts were restated at their present value by a discount rate between 6.59% and 9.97% depending on the term of the lease of each contract.

For further details on impacts of the adoption of IFRS 16, see notes 2-h, 27 and 37.

•      IFRIC 23 - Applies to any situation where there is uncertainty as to whether an income tax treatment of income taxes is acceptable to the Tax Authority, in accordance with tax legislation. In this sense, the Tax Authority is considered the final decision of the higher courts on the matter. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current tax and deferred tax. However, it does not apply to the uncertainty regarding taxes covered by other rules. IFRIC 23 became operational for financial periods beginning on or after January 1, 2019. A study was carried out on the effects produced by that standard and it was concluded that there were no material impacts on the Organization.

Standards, amendments and interpretations of standards applicable to future periods

•      Conceptual Framework – The Conceptual Framework for Financial Reporting describes the purpose and concepts of general purpose financial reporting. Among the changes in definitions contained in this document, the new definition of assets and liabilities stands out, being active, "a present economic resource controlled by the entity as a result of past events" and a liability, a present obligation of the entity to transfer an economic resource as a result of past events. The new Conceptual Framework comes into effect for annual periods beginning on or after January 1, 2020. An analysis of the new Conceptual Framework has been carried out and no material impacts have been identified on the Organization.

•        IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to "the contractual margin of the service) is recognized over the term of the contracted coverage. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the award allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year This information provides a basis for users of financial statements to assess the effect that insurance contracts have on the Company's financial position, financial performance and cash flows. IFRS 17 is expected to, among other things, alter the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Company’s IT, actuarial and finance systems. The Company is in the process of assessing the impact of the new standard.

Bradesco F-151

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  Other information

1.      Subsequent event: Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest, in addition to fiscal expansion. However, it is not yet possible to affirm whether these measures will be sufficient to prevent a global recession in 2020.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate from 4.25% p.a. to 3.75% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

•      March 16, 2020 Resolution No. 4,782/20, which aims to facilitate the renegotiation of loan operations of companies, allowing for adjustments to the cash flows of companies;

•      March 16, 2020 Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;

•      March 18, 2020 Resolution No. 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;

•      March 19, 2020 Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;

•      March 23, 2020 Circular No. 3,993/20, which reduced the rate of compulsory deposits with the Central Bank on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – "LCR"). The aim of these measures is an improvement of the liquidity conditions of the National Financial System;

•      March 23, 2020 Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line ("LTEL"), regulated by Circular No. 3,994/20;

•      March 30, 2020 Provisional Measure No. 930/20, which aims to eliminate the asymmetry of tax treatment between the results of the exchange rate variation of the investment of banks abroad and the result of the hedge/overhedge for hedging the exchange rate of such investment. In moments of greater volatility, such as the current one, the exchange rate variations make the overhedge increase the consumption of capital for banks and increase the market volatility, with negative effects on the market. The Provisional Measure aims to correct this imbalance, eliminating this negative effect on the foreign exchange market and on banks; and

       F-152    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•        April 9, 2020 Resolution No. 4,803/20, which adjusts the criteria for the measurement of the provision for credit losses on loans renegotiated due to the COVID-19 pandemic. With this Resolution, the risk rating of loans renegotiated between March 1 and September 30, 2020 is permitted to be maintained at the same level as they were classified on February 29, 2020. It is important to highlight that this measure affects only the financial statements under BR GAAP applicable to financial institutions authorized to operate by the Central Bank of Brazil.

In addition to the measures mentioned above, the Executive and Legislative Powers have tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. Most of our operations occur in the domestic market and, consequently, our result is significantly impacted by the local macroeconomic conditions.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Initially, we expect that our assets and liabilities will be impacted due to COVID-19, however, considering the current stage of the crisis and the date of approval of these consolidated financial statements in IFRS, it is not possible to reasonably estimate what COVID-19's impacts would be in IFRS. Below we highlight the main items of our balance sheet which may potentially be impacted:

•        financial instruments: whose fair value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;

•        loans and advances and other credit exposures: we expect an increase in our level of arrears in the payment of loans, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default;

•        deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;

•        intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;

•        funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;

•        technical provisions of insurance and pension plans: depending on the evolution of the crisis these may be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and

•        civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan ("BCP") was activated and since the second half of March 2020 we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

Bradesco F-153

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•      giving leave to employees at-risk groups for an indefinite period of time;

•      increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;

•      definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19; and

•      intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

2.      On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and to compliance with legal formalities.

3.      On August 29, 2019, Bradesco announced the launch the Voluntary Severance Program (PDV 2019), with the objective of contemplating employees who contributed significantly to the Organization throughout their career, offering a set of benefits to help them outside the Organization, in addition to optimizing and making the team structure more flexible in the best market standards, in order to obtain improvements in productivity indicators. The deadline for participation to the program was October 31, 2019, and employees who met the requirements established in the regulations may join freely and spontaneously. On December 31, 2019, the total costs were R$1,819,232 thousand, with 3,418 members. It should be noted that dismissals are taking place on a scheduled basis, comprising in some cases a period of up to six months from the date of participation.

       F-154    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

4.      On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A..

5.      On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

6.      Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) began an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

Bradesco F-155

For further information, please contact:

Leandro Miranda

Chief Executive Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Officer

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3º andar

Osasco – SP

 Brazil

banco.bradesco/ri