Form 20-F
period 2020-12-31
BANK BRADESCO
filed 2021-04-30
CIK 1160330

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2020:

4,427,799,316	Common Shares, without par value
4,407,727,569	Preferred Shares, without par value

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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging Growth Company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Our audited consolidated statement of financial position as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes , which are included under “Item 18. Financial Statements” of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We use accounting practices adopted in Brazil for financial institutions authorized to operate by the Central Bank of Brazil (Banco Central do Brasil, or the “Central Bank of Brazil” or BCB) for certain purposes, such as performance assessment, decision-making, preparation of reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission (CVM), attendance and observation of limits and requirements of local regulators and determining dividend and federal income tax payments.

Some data related to economic sectors presented in this annual report was obtained from the following sources: B3 (Brasil, Bolsa, Balcão) or (B3); Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or (ABECS); Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or (ABEL); Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or (ANBIMA); Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or (ANS); Central Bank of Brazil; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or (BNDES); National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or (FENAPREVI); Getulio Vargas Foundation (Fundação Getulio Vargas), or (FGV); and Private Insurance Superintendence (Superintendência de Seguros Privados), or (SUSEP).

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively, and together our “shares”. References to “preferred share ADSs” in this annual report are to preferred share American Depositary Shares, each representing one preferred share. The preferred share ADSs are evidenced by preferred share American Depositary Receipts, or preferred share ADRs, issued pursuant to an Amended and Restated Deposit Agreement, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (the Preferred Share ADS Deposit Agreement).

References to “common share ADSs” in this annual report are related to common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to an Amended and Restated Deposit Agreement dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the Common Share ADS Deposit Agreement and, together with the Preferred Share ADS Deposit Agreement, the Deposit Agreements).

References throughout this annual report to “ADSs” are to our preferred share ADSs and common share ADSs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•     the current instability in Brazilian macroeconomic conditions, together with political, economic and business uncertainties, as well as instabilities in global markets;

1 Form 20-F – December 2020

Form 20-F

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

•     the effectiveness of our risk management policies;

•     increases in compulsory deposits and reserve requirements;

•     competitive conditions in the banking, financial services, credit card, payment methods, asset management, insurance sectors and related industries;

•     any failures in, or breaches of, our operational, security or technology systems;

•     the market value of securities, particularly Brazilian government securities;

•     the duration and severity of the novel coronavirus (Covid-19) outbreak and its impacts on the global and Brazilian economy and our business;

•     our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the Covid-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;

•     effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and

•     changes by the Central Bank of Brazil and others in laws and regulations, applicable to us and our activities, including, but not limited to, those affecting tax matters.

Words such as “believe”, “expect”, “continue”, “understand”, “estimate”, “will”, “may”, “anticipate”, “should”, “intend”, and other similar expressions identify forward-looking statements. These statements refer only to the date on which they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or any other event.

In light of these risks and uncertainties, the forward-looking statements, events and circumstances discussed in this annual report may not be accurate, and our actual results and performance could differ materially from those anticipated in our forward-looking statements. Investors should not make investment decisions based solely on the forward-looking statements in this annual report.

1 Bradesco

PART I

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, which have been prepared in accordance with IFRS as issued by the IASB. The financial data as of December 31, 2020 and 2019 and for the years ended 2020, 2019 and 2018 is derived from our consolidated financial statements included in this annual report. The financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 are derived from our consolidated financial statements, which are not included herein.

In 2019, we adopted IFRS 16 – Leases, replacing IAS 17 Leases, IFRIC 4, SIC 15 and SIC 27, establishing that lessees account for all leases according to a single model, similar to the accounting entry for financial leases in IAS 17. The adoption was mandatory starting from January 1, 2019 and as a result, certain tables in this annual report containing financial data, which were impacted by the adoption of IFRS 16 and the resultant consolidated amounts for 2019, are not comparable with prior periods. For further information, see Note 41 to our Financial Statements in “Item 18. Financial Statements”.

In 2018, we adopted IFRS 9 – Financial instruments, which replaced IAS 39, which established a new approach for the classification and measurement of financial assets and liabilities, impairment, which replaces incurred losses with expected losses and hedge accounting. This adoption had its effects applied as of January 1, 2018, as a result, in certain tables containing financial data in this annual report, in the cases impacted by the adoption of IFRS 9, the consolidated amounts for 2019 and 2018 are not comparable with prior periods.

6 Form 20-F – December 2020

Form 20-F

The following selected financial data should be read together with the “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects”.

Year ended December 31,	R$ in thousands

	2020	2019	2018	2017	2016
Data from the Consolidated Statement of Income
Interest and similar income	119,743,371	124,417,705	122,053,139	126,232,328	147,700,375
Interest and similar expenses	(48,575,687)	(58,617,986)	(55,244,669)	(75,589,415)	(91,037,386)
Net interest income	71,167,684	65,799,719	66,808,470	50,642,913	56,662,989
Net fee and commission income	24,936,454	25,337,676	23,831,590	22,748,828	20,341,051
Net gains/(losses) on financial instruments at fair value through profit or loss	(18,586,403)	(1,090,917)	(11,676,573)	-	-
Net gains/(losses) on financial instruments classified as held for trading	-	-	-	9,623,108	16,402,770
Net gains/(losses) on financial instruments at fair value through other comprehensive income	(1,716,879)	655,832	1,073,563	-	-
Net gains/(losses) on financial instruments classified as available for sale	-	-	-	570,358	(1,341,400)
Losses on investments held-to-maturity	-	-	-	(54,520)	-
Net gains/(losses) on foreign currency transactions	(1,010,972)	323,774	1,096,826	1,422,957	150,757
Net income from insurance and pension plans	7,578,707	8,254,939	7,656,872	6,239,990	4,155,763
- Insurance and pension income	68,410,501	71,191,410	66,270,095	70,046,635	65,027,122
- Insurance and pension expenses	(60,831,794)	(62,936,471)	(58,613,223)	(63,806,645)	(60,871,359)
Other operating income	(13,735,547)	8,143,628	(1,849,312)	17,801,893	19,367,890
Impairment of loans and advances	-	-	-	(16,860,835)	(15,350,278)
Expected credit losses for loans and advances	(18,711,841)	(12,532,133)	(15,091,975)	-	-
Expected losses with other financial assets	(833,434)	(1,472,394)	(1,172,860)	-	-
Personnel expenses	(18,965,477)	(21,143,568)	(17,581,798)	(19,712,339)	(16,240,979)
Other administrative expenses	(15,484,126)	(16,489,578)	(16,873,962)	(16,882,461)	(16,149,563)
Depreciation and amortization	(5,921,030)	(5,865,768)	(4,808,255)	(4,568,568)	(3,658,413)
Other operating income/(expenses)	(18,822,246)	(29,597,586)	(15,500,258)	(11,144,283)	(14,766,966)
Other operating expense	(78,738,154)	(87,101,027)	(71,029,108)	(69,168,486)	(66,166,199)
Income before income taxes and share of profit of associates and joint ventures	3,630,437	12,179,996	17,761,640	22,025,148	30,205,731
Share of profit of associates and joint ventures	444,858	1,201,082	1,680,375	1,718,411	1,699,725
Income before income taxes	4,075,295	13,381,078	19,442,015	23,743,559	31,905,456
Income tax and social contribution	11,958,666	7,792,129	(2,693,576)	(6,428,956)	(13,912,730)
Net income for the year	16,033,961	21,173,207	16,748,439	17,314,603	17,992,726
Attributable to shareholders	-	-	-	-	-
Controlling shareholders	15,836,862	21,023,023	16,583,915	17,089,364	17,894,249
Non-controlling interest	197,099	150,184	164,524	225,239	98,477

Year ended December 31,	R$, except for number of shares
	2020	2019	2018	2017	2016
Data on Earnings and Dividends per Share (1)
Earnings per share (2)
Common	1.71	2.27	1.79	1.84	1.93
Preferred	1.88	2.49	1.97	2.03	2.12
Dividends/interest on equity per share (3)
Common	0.60	1.71	0.79	0.78	0.75
Preferred	0.66	1.88	0.87	0.85	0.83
Weighted average number of outstanding shares (1)
Common	4,428,587	4,428,587	4,428,587	4,428,587	4,428,587
Preferred	4,407,728	4,407,728	4,407,728	4,407,728	4,407,728
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

Year ended December 31,	In US$
	2020	2019	2018	2017	2016

Dividends/interest on equity per share (1)
Common	0.12	0.42	0.20	0.23	0.23
Preferred	0.13	0.47	0.22	0.26	0.25
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

7 Bradesco

3.A. Selected Financial Data

As of December 31,	R$ in thousands
	2020	2019	2018	2017	2016
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	107,602,594	109,610,999	107,209,743	81,742,951	72,554,651
Financial assets at fair value through profit or loss	275,986,689	249,759,777	246,161,150	-	-
Financial assets held for trading	-	-	-	241,710,041	213,139,846
Financial assets at fair value through other comprehensive income	185,841,975	192,450,010	178,050,536	-	-
Financial assets available for sale	-	-	-	159,412,722	113,118,554
Financial assets at amortized cost	-	-	-	-	-
Loans and advances to banks, net of impairment	191,424,731	59,083,791	105,248,950	32,247,724	94,838,136
Loans and advances to customers, net of impairment	473,637,358	423,528,716	380,387,076	346,758,099	367,303,034
Securities, net of impairment	179,623,894	166,918,360	140,604,738	-	-
Other financial assets	52,416,117	56,101,781	43,893,309	-	-
Investments held to maturity	-	-	-	39,006,118	43,002,028
Financial assets pledged as collateral	-	-	-	183,975,173	155,286,577
Non-current assets held for sale	1,202,488	1,357,026	1,353,330	1,520,973	1,578,966
Investments in associates and joint ventures	7,386,840	7,635,612	8,125,799	8,257,384	7,002,778
Premises and equipment	14,071,129	14,659,222	8,826,836	8,432,475	8,397,116
Intangible assets and goodwill, net of accumulated amortization	14,669,464	14,724,647	16,128,548	16,179,307	15,797,526
Taxes to be offset	15,330,420	15,685,801	13,498,264	10,524,575	7,723,211
Deferred income tax assets	76,984,262	59,570,055	48,682,569	43,731,911	45,116,863
Other assets	8,475,829	7,441,888	7,372,866	50,853,987	47,170,370
Total assets	1,604,653,790	1,378,527,685	1,305,543,714	1,224,353,440	1,192,029,656
Liabilities
Liabilities at amortized cost
Deposits from banks	267,280,167	227,819,611	247,313,979	285,957,468	301,662,682
Deposits from customers	545,292,743	366,227,540	340,748,196	262,008,445	232,747,929
Funds from issuance of securities	144,903,825	170,727,564	148,029,018	135,174,090	151,101,938
Subordinated debt	53,246,232	49,313,508	53,643,444	50,179,401	52,611,064
Other financial liabilities	75,528,047	79,121,127	62,598,235	-	-
Financial liabilities at fair value through profit or loss	18,697,682	14,244,083	16,152,087	-	-
Financial liabilities held for trading	-	-	-	14,274,999	13,435,678
Provision for expected losses
- Loan Commitments	3,859,316	2,318,404	2,551,676	-	-
- Financial Guarantees	2,318,930	1,970,321	719,216	-	-
Technical provisions for insurance and pension plans	279,465,384	268,302,691	251,578,287	239,089,590	215,840,000
Other reserves	25,582,923	25,239,929	19,802,171	18,490,727	18,292,409
Current income tax liabilities	1,596,284	2,595,277	2,373,261	2,416,345	2,130,286
Deferred income tax assets	1,249,650	1,080,603	1,200,589	1,251,847	1,762,948
Other liabilities	39,515,233	34,023,453	34,157,435	97,816,824	96,965,515
Total liabilities	1,458,536,416	1,242,984,111	1,180,867,594	1,106,659,736	1,086,550,449
Shareholders’ equity
Capital	79,100,000	75,100,000	67,100,000	59,100,000	51,100,000
Treasury shares	(440,514)	(440,514)	(440,514)	(440,514)	(440,514)
Capital reserves	35,973	35,973	35,973	35,973	35,973
Profit reserves	58,985,029	51,986,423	53,267,584	49,481,227	50,027,816
Additional paid-in capital	70,496	70,496	70,496	70,496	70,496
Other comprehensive income	8,103,343	7,871,482	2,206,718	1,817,659	(398,708)
Retained earnings	(234,109)	475,606	2,035,198	7,338,990	4,907,381
Equity attributable to controlling shareholders	145,620,218	135,099,466	124,275,455	117,403,831	105,302,444
Non-controlling interest	497,156	444,108	400,665	289,873	176,763
Total equity	146,117,374	135,543,574	124,676,120	117,693,704	105,479,207
Total liabilities and equity	1,604,653,790	1,378,527,685	1,305,543,714	1,224,353,440	1,192,029,656

8 Form 20-F – December 2020

Form 20-F

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

In light of the complexity of our business and the range of products and services offered to our customers in all segments of the market, we are exposed to various types of risks. This aim of this item is to present, in a non-exhaustive way, the material risks that may affect our activities or our shares.

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Form 20-F. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materialize.

Summary of Risks Relating to Brazil

•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the current Covid-19 pandemic, which had a significant impact on our 2020 results from the end of the first quarter.

•	The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

•	Brazil continues to experience political instability and macroeconomic recession, which can adversely affect us.

•	If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

•	Changes in the base interest rate by the Central Bank of Brazil may materially adversely affect our margins and results of operations.

•	Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares, preferred share ADSs and common share ADSs.

•	Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.

•	Changes in taxes and other fiscal assessments may adversely affect us.

9 Bradesco

3.D. Selected Financial Data

•	Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

•	The exit of the United Kingdom from the European Union could adversely impact global economic or market conditions.

•	Certain reference rates, including LIBOR and EURIBOR may be discontinued or reformed in the future – including the potential demise of LIBOR after 2021, and there may be risks associated with this discontinuation.

Summary of Risks Relating to us and the Brazilian Banking Industry

•	Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

•	Our trading activities and derivatives transactions may produce material losses.

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

•	We may incur losses associated with counterparty exposures.

•	We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

•	We may incur losses due to impairments on goodwill from acquired businesses.

•	Adverse conditions in the credit and capital markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

•	Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

•	Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

•	We are jointly liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts

•	A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

•	We may be subject to negative consequences in the event of an adverse judgment in the judicial proceedings related to Operation Zealots.

•	Financial institutions, such as us, may be subject to legal proceedings arising due to certain actions by third parties related to anticorruption, money laundering and terrorism financing (AML/TF).

•	Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.

•	The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

10 Form 20-F – December 2020

Form 20-F

•	The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

•	Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

•	We may incur penalties in case of non-compliance with data protection laws.

•	The STF is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses.

•	The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

•	Possible need of financial support for entities with which we interact, either by lack of capital and/or liquidity, relevant operational problems and by dependence on the provision of services performed by suppliers/partners, may negatively impact the performance of our business.

•	Cyber risk in an environment of third parties/service providers may cause temporary unavailability, loss or leakage of our information or disruption in data confidentiality/integrity and/or services.

•	Funding for large projects carried out by customers can generate socio-environmental impacts that could affect our results and reputation negatively.

Summary of Risks Relating to our Risk Management and Other Risks

•	Our risk management structure may not be fully effective.

•	A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 09 members, including three independent members; accordingly, non-independent members may have conflicting interest with our other investors.

Summary of Risks relating to our shares, preferred share ADSs and common share ADSs

•	The Deposit Agreements governing the preferred share ADSs and common share ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders.

•	Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.

•	The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the preferred share ADSs and common share ADSs at the price and time you desire.

•	Our shares, preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend.

•	As a preferred share ADS holder and common share ADS holder you will have fewer and less well defined shareholders’ rights than in the United States and certain other jurisdictions.

•	It may be difficult to bring civil liability causes against us or our directors and executive officers outside of Brazil.

11 Bradesco

3.D. Selected Financial Data

•	If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share ADSs and common share ADSs may be reduced.

•	The payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (FATCA).

•	You may be unable to exercise preemptive rights relating to our shares.

•	If you exchange your preferred share ADSs or common share ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Risks Relating to Brazil

3.D.10 Macroeconomic risks

We continually monitor the macroeconomic risks that could materially impact our business, financial condition and results of operations. These risks are assessed through processes carried out through our governance structure.

3.D.10.01 Domestic Environment

3.D.10.01-01 Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the current Covid-19 pandemic, which had a significant impact on our 2020 results from the end of the first quarter.

The Covid-19 pandemic has generated great challenges and uncertainties worldwide, and Brazil has been strongly impacted both in terms of the number of cases and deaths. In the economic sphere, the government stimuli used throughout 2020, in scope and magnitude not seen before, contributed to the resumption of growth in the second half of 2020. Direct transfers of income, temporary suspension of certain taxes, incentives for the expansion of loans and the renegotiation of debts and subsidies, were some of the instruments used. Risks arising from the economic impacts of the Covid-19 pandemic allowed the Central Bank to reduce the basic interest rate from 4.5% per annum at the end of 2019 to 2.0% per annum at the end of 2020, the lowest historical level. This process has been corroborated by the increase of idleness of the goods and labor markets and by a deceleration in inflation. At the end of 2020, specific price pressures on electrical energy and food accelerated the inflation to the consumer: the Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA) ended the year with a high of 4.52%, above the center of the goal – determined by the National Monetary Council (CMN) at 4.0% - but still within the tolerance intervals. A process is expected for 2021, of reduction of part of the monetary stimuli, in a context of economic recovery. At the same time, the gross debt increased from 74% of the GDP at the end of 2019, to 89% at the end of 2020. Once the challenges posed by the Covid-19 pandemic are overcome, it is expected that the fiscal deterioration will be reversed. This premise is essential so that the expected process of normalization of the monetary policy may be gradual, keeping the financial conditions at comfortable levels.

12 Form 20-F – December 2020

Form 20-F

At the end of 2020 and at the beginning of 2021, the resurgence of the Covid-19 pandemic, in Brazil and in the world, increased the short-term risks of the economic activity. As a result, a contraction of the domestic GDP is expected in the first quarter. Even though the base scenario has as premise an acceleration of immunization of the population in the coming months, a possible worsening of the Covid-19 pandemic could generate negative impacts on the business, especially in the service sector, employment, income and banking delinquency, with possible adverse consequences on on our results of operations and financial condition. Accordingly, a new round of the emergency aid (through a direct transfer of income to the most disadvantaged people), approved in March by the Congress, should minimize these impacts. The same proposal for renewal of the aid (Emergency PEC – Proposed Constitutional Amendment) brought some tax counterparts, for moments in which public spending is growing above established limits.

Once the expectation of advancement in the immunization of the Brazilian population is maintained, the scenario of the resumption of the economic activity throughout the subsequent quarters should still be present. A fundamental aspect for the materialization of this scenario is the improvement in perceptions especially in comparison to the fiscal policy, in an environment of increasing demand of society for the increase of public expenditure. The perspective that Brazil should go ahead at the beginning of the normalization of the monetary policy in relation to its peers and the expected resumption of the agenda of structural reforms, should contribute to the exchange rate appreciation over the coming months. The scenario of a gradual return to normality in the global economy and the maintenance of commodity prices at high levels tend to maximize this trend.

As a result of the various economic stimuli adopted, as discussed above, our loan portfolio expanded at a much higher rate. This was particularly evident in the growth of our portfolio of loans to companies. For 2021, we expect certain changes in the components of our growth, with an acceleration of loans for families and a deceleration in the loan portfolio for companies. However, we believe that the prospects remain favorable, with the institutions that integrate the National Financial System (SFN) remaining well capitalized and liquid. The delinquency indicators also remain relatively low as a result of the debt renegotiation. As a result of the Covid-19 pandemic, provision expenses increased in 2020, totaling R$25.8 billion, of which R$9.1 billion were in connection with the adverse economic scenario resulting from the Covid-19 pandemic. However, as we cannot guarantee the duration, future impacts or measures implemented by the government to combat the economic effects of the Covid-19 pandemic, we cannot assure that our financial and operating performance will not be adversely affected in the future.

3.D.10.01-02 The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Abrupt changes in monetary or fiscal policies, which are not justified by changes in the economic scenario, can generate uncertainties about economic policy, leading to the deterioration of expectations, amplifying the volatility and negatively impacting the prices of domestic assets. In this sense, actions and signs of economic policy that are credible and transparent tend to maintain macroeconomic volatility at low levels.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the general public, which has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad. Any uncertainties about the economic policies, especially fiscal, can generate negative impacts on the prices of domestic assets, such as the depreciation of the currency, elevation of long rates of interest and the retreat of the stock exchange. In this sense, it becomes relevant to signalize the credible commitment on the part of the government, with decreasing trajectories for public debt.

Until the outbreak of Covid-19, the government had been following an economic agenda to reduce government spending, preparing the economy to compete in international markets, improving the commercial environment and promoting privatizations and infrastructure concessions. At the beginning of 2021, with the outbreak of the second wave of the Covid-19 virus, tax concerns returned to investors’ radar, with negative impacts on the domestic prices of assets. This process accelerated with the perception of greater interventionism of the government in state-owned companies.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, results of operations and financial condition. In addition, uncertainties about the current Brazilian government can influence market perception of risk of foreign investment in Brazil, which in turn may adversely affect the market value of our securities. For example, the market value of Brazilian companies experienced volatility during the recent presidential elections. The current weakness in Brazilian macroeconomic conditions and market perception of certain economic and political risks and uncertainties relating to Brazil, including high-profile anti-corruption investigations, may have a material adverse effect on our financial condition and results of operations.

13 Bradesco

3.D. Selected Financial Data

3.D.10.01-03       Brazil continues to experience political instability and macroeconomic recession, which can adversely affect us.

Brazil showed signs of incipient recovery from a recent prolonged economic recession at the beginning of 2020, when the serious economic consequences of the Covid-19 pandemic plunged the economy back into recession, with weaknesses and material imbalances continuing to threaten the macroeconomic stability and the future prospects of the Brazilian economy. The persistence or intensification of the economic crisis in Brazil and the uncertainty about whether the Brazilian government is prepared and willing to implement changes in the policy or regulations to address today's economic challenges can affect us adversely. The uncertainty about whether the Brazilian government will implement changes in policies and regulations can be aggravated by political instability.

Since 2014, Brazil has experienced a magnified economic and political instability derived from several investigations currently underway on allegations of money laundering and corruption, including the largest of these investigations, known as Operation Car Wash (Lava-Jato), which negatively impacted the Brazilian economy and the political environment and contributed to a decline in market confidence in Brazil.

The Brazilian markets have repeatedly experienced an increase in volatility due to the uncertainty related to investigations surrounding allegations of corruption. These are being conducted by the Federal Police and the Public Prosecution (Department of Public Prosecution) in Lava-Jato, Zealots, Greenfield, and Shooting Star investigations, among others. Members of the Federal Government and the Legislature, in addition to leaders of large corporations, are accused and, in some cases, indicted for corruption and other illegal activities. In addition, politicians and other public officials are being investigated for illegal conduct and unethical behaviors identified during these investigations.

As a result of these investigations, a number of politicians, including members of Congress and senior executives of large corporations and state-owned enterprises in Brazil, were arrested and convicted of various charges related to corruption, entered into leniency agreements with the Federal Public Prosecutor and/or resigned or were dismissed from their positions. The individuals involved in the investigations of Lava-Jato would have accepted a bribe by means of kickbacks in contracts awarded by the government to various companies of infrastructure, oil and gas and construction. The profits of these kickbacks allegedly financed the political campaigns of political parties, whose funds were not recorded or disclosed publicly. These resources would also have been intended for the personal enrichment of certain people.

The potential result of Lava-Jato, as well as of other investigations related to corruption in progress, is uncertain, but has already had an adverse impact on the image and reputation of the companies involved, as well as the general perception of the Brazilian market, economy, political environment and the Brazilian capital market. We do not control, and we cannot predict whether such investigations or allegations will lead to more political instability that could have a material impact on the Brazilian economy, our business, financial conditions and operating income and the market price of our shares, preferred share ADSs and common share ADSs.

3.D.10.01-04 If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have had significant negative effects on the Brazilian economy and have contributed to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of, and the potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, intensified as a result of the adoption of inflation targeting measures, with concerns that inflation levels might rise again. Current economic policy in Brazil is premised on a monetary regime which the Central Bank of Brazil oversees in order to ensure that the effective rate of inflation stays in line with a predetermined and previously announced target. Brazil’s rates of inflation reached 4.5% in 2020 and 4.3% in 2019, as measured by the Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA).

14 Form 20-F – December 2020

Form 20-F

Faced with high expectations and high levels of economic inactivity, which had been gradually reducing since 2017, inflation had been maintained below the middle of the target, but it was above the center of the target in 2020 (4.0% for 2020). For 2021, an inflation target of 3.75% was set, with a tolerance interval of 1.50 percentage points above and below the target, by means of Resolution No. 4,671/18. Despite the short-term risks to economic activity, due to the worsening of the pandemic, the Central Bank began in March 2021 the process of normalizing monetary policy, with the basic rate rising from 2.0% to 2.75%, above expectations. In the assessment of the Monetary Policy Committee (Copom), the risk balance has become asymmetrical towards the direction of higher inflation. Accordingly, given that the Covid-19 pandemic will have temporary effects and given the risks to inflation, the Central Bank of Brazil signaled a "partial normalization" of monetary policy. Analysts' expectations point to an increase in interest rates in the coming months, but to levels below those observed in the recent history (14.25% in 2015). The evolution of the fiscal trends will play a relevant role in the magnitude of this increase, as has been explained by the Central Bank of Brazil.

Between the end of 2020 and the beginning of 2021, inflation concerns were more evident, reflected mainly by the increase in international prices of commodities and exchange rate depreciation. The discourse of the Central Bank of Brazil, whose independence was recently passed in February 2021, significantly changed, pointing to greater concern of the risks of secondary effects from price shocks. Thus, in March 2021, the process of normalizing monetary policy began, with an initial increase in the basic interest from 2.0% to 2.75%, which was greater than expected. This process of monetary normalization is expected to continue in 2021, reducing the stimulus of negative real interest, but without the expectation of returning to the levels of interest verified in 2015-2016, of 14.25% per year. Accordingly, we expect an increase in the final cost of credit in Brazil, which might be mitigated as competition intensifies.

If Brazil experiences inflation rate fluctuations in the future, our costs and net margins may be affected and if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market price of our shares, ADSs preferred share ADSs and common share ADSs.

3.D.10.01-05 Changes in the base interest rate by the Central Bank of Brazil may materially adversely affect our margins and results of operations.

The economic impacts of the Covid-19 pandemic created the conditions available for the Central Bank of Brazil to reduce the basic interest rate to its lowest level in history, leveraging other actions of stimulus, tax and credit. This movement was possible due to a combination of risks of severe recession, anchoring of inflation expectations and adoption of monetary stimulus, in Brazil and in the world, in view of the expectations of an unprecedented crisis. The SELIC (Special System for Settlement and Custody) rate, which closed 2019 at 4.5%, was reduced to 2.0% in August 2020, where it remained until December 31, 2020. The monetary authority issued a forward guidance, signaling that the interest would be kept stable if certain predetermined conditions continued to be present, including the maintenance of the tax regime.

This process of reducing the SELIC to the lowest historical level was influenced by the high level of inactivity in the goods and labor markets, despite the initial strong exchange rate depreciation between April and May 2020, reflecting the risk aversion of investors in the most recent critical period of the Covid-19 pandemic. We have no control over the basic interest rates established by the Central Bank of Brazil or the frequency with which they are adjusted.

In January 2021, recognizing the increase in inflationary pressures, the Central Bank of Brazil withdrew its forward guidance, without yet generating an automatic increase in interest rates. In March, the institution begins the process of normalizing monetary policy, with the basic rate going from 2.0% to 2.75%. Despite the short-term risk associated to the outbreak of the pandemic in the country, this process is expected to continue in the course of the year, given the expectation of a resumption of economic activity in the coming quarters. The risk in relation to the high magnitude of the basic interest are very much associated with the fiscal evolution, which perceptions have deteriorated in the last months.

Increases in the basic SELIC interest rate fixed by COPOM may have an adverse effect on us, reducing the demand for our credit and increasing our funding costs, internal debt expenses and the risk of default by customers. Reductions in the SELIC rate may also have an adverse effect on us, reducing the interest income we earn on our interest-earning assets and reducing our revenues and margins.

15 Bradesco

3.D. Selected Financial Data

3.D.10.01-06 Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares, preferred share ADSs and common share ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities from issuers based in Brazil. Crises in other emerging market countries may diminish investor interest in securities from issuers based in Brazil, including ours, which could adversely affect the market price of our shares, preferred share ADSs and common share ADSs.

3.D.10.01-07 Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government’s ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of our operations, which may affect the market value of our shares, preferred share ADSs and common share ADSs.

3.D.10.01-08 Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, the enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

In times of constantly changing fiscal trends, with increased public spending and public debt increasing as a proportion of GDP, interest rates may rise at a pace higher than expected, hampering loan expansion and increasing volatility. Moreover, the risk of changes in taxes and fiscal assessments may materialize as the government may target taxation towards certain sectors, such as the financial markets, with negative impacts on the results and investments of businesses operating in the segment, such as ours.

3.D.10.02 External Environment

3.D.10.02-01 Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a reflection of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real was once again devalued against the U.S. dollar, which was intensified in 2020 because of the increased global aversion to risk, due to the Covid-19 pandemic. Looking at 2021, we expect a partial standardization of domestic monetary policy and certain progress in the reform agenda, resumption of the trajectory of sustainable public debt and a gradual return to normality in the global scenario tend to favor the appreciation of the Brazilian currency against the U.S. dollar. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

16 Form 20-F – December 2020

Form 20-F

If the Brazilian currency devalues or depreciates, we may incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency, and experience gains on our monetary assets denominated or indexed to foreign currencies, since liabilities and assets are converted into reais. Consequently, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our financial results, and the the market value of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our credit operations depend significantly on our ability to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on these terms or to charge rates pegged to the U.S. dollar.

On the other hand, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our liabilities denominated in or indexed to foreign currencies, as liabilities and assets are converted into reais. Therefore, if our monetary assets denominated or indexed to foreign currencies significantly exceed our liabilities denominated or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency could be material and adversely affect our financial results, even if the value of monetary assets has not changed in their original currency.

3.D.10.02-02 The exit of the United Kingdom from the European Union could adversely impact global economic or market conditions.

The Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland (the UK), from the European Union granted to UK a transitional period until December 31, 2020, during which the UK was bound by the rules of the European Union (EU), although it was not a member state and remained in the single market, while the future terms of the UK’s relationship with the EU was being negotiated.

On December 24, 2020, the EU and the UK reached an agreement on the Trade and Cooperation Agreement (the Trade and Cooperation Agreement), which establishes the principles of relations between the EU and the UK after the end of the period of transition. The UK left the European Union on January 31, 2020 and the European Union Treaty and the Treaty on the Functioning of the European Union no longer apply to the UK. The European Commission has proposed to apply the Trade and Cooperation Agreement for a limited period until February 28, 2021, the date on which the Trade and Cooperation Agreement must be approved by the European Parliament.

Given the recent agreement on the wording of the Trade and Cooperation Agreement and its provisional application, from the date of filing of this report, the exact terms of the Trade and Cooperation Agreement, its practical application and the general relationship of the UK and the EU are not entirely clear. Any delays in the approval of the Trade and Cooperation Agreement by the European Parliament, their potential problematic provisions or their potential uncertain interpretation could significantly adversely affect the economic conditions either of the European or world market and could contribute to instability in the global financial markets and exchange rates. In addition, it would probably create legal uncertainty and divergent national laws and regulations. Any one of these effects, and others that could not be foreseen, may adversely affect our business, results of our operations, our financial condition, the market value of our shares, preferred share ADSs and common share ADSs.

3.D.10.02-03 Certain reference rates, including LIBOR and EURIBOR may be discontinued or reformed in the future – including the potential demise of LIBOR after 2021, and there may be risks associated with this discontinuation.

The London Interbank Offered Rate (LIBOR), the Euro Interbank Offered Rate (EURIBOR) and other interest rates or other types rates and indices deemed to be benchmarks are the subject of discussions and national and international regulatory proposals in progress for reform. Some of these reforms are already in force whilst others are yet to be implemented.

17 Bradesco

3.D. Selected Financial Data

Regulation (EU) No. 2016/1011 (the EU Benchmark Regulation) and Regulation (EU) No. 2016/1011, because it is part of the domestic law of the United Kingdom due to the Law of Withdrawal from the European Union in 2018 (the UK Benchmark Regulation) apply to the provision of benchmarks, to the contribution of input data for a benchmark and for the use of a benchmark, in the EU and in the United Kingdom, respectively. The EU Benchmark Regulation and the UK Benchmark Regulation may have a material impact on any Notes linked to LIBOR, EURIBOR or any other fee or index of reference, in particular, if the methodology or other terms of reference are amended in order to comply with the terms of the EU Benchmark Regulation or the UK Benchmark Regulation, and such changes could (among other things) have the effect of reducing or increasing the rate or level, or affect the volatility of the published rate or level of the reference index. More broadly, any one of the proposals of national or international reform, or other, or the increase in the general regulatory scrutiny of references, could increase the costs and risks of administering or otherwise participating in the definition of a reference and complying with such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks”, triggering changes in the rules or methodologies used in certain “benchmarks” or leading to the discontinuance or unavailability of quotations of certain "benchmarks".

As an example of such benchmark reforms, on March 5, 2021, the UK Financial Conduct Authority confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings and immediately after June 30, 2023, in the case of the remaining US dollar settings. The announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. In addition, on November 29, 2017, the Bank of England and the FCA announced that, from January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (SONIA) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021.

On September 21, 2017, the European Central Bank announced that it would be part of a new working group responsible for the identification and adoption of a "risk-free overnight rate" that can serve as a basis for an alternative to the current benchmarks used in a variety of instruments and financial contracts in the Euro area. On September 13, 2018, the working group on the rates without risk of the Euro has recommended a new short-term rate for the Euro (€ STR) as the new rate without risk for the Euro area. The € STR was published for the first time on October 2, 2019. Although the EURIBOR has been reformed to comply with the terms of the Regulation of the Reference Index, it remains uncertain how long it will continue in its current form, or if it will be reformed or replaced by € STR or an alternative benchmark.

The elimination of LIBOR or any other reference rate, or changes in the form of management of any reference rate, may require or result in these benchmarks performing differently than in the past, or disappearing entirely, or having other consequences, which cannot be fully anticipated. Any of these developments and any future initiatives to regulate, reform or change the administration of referrals can result in adverse consequences for the return, value and market of loans, mortgages, bonds, derivatives and other financial instruments whose returns are linked to any reference, including those issued, financed or held by us.

3.D.20 Risks relating to us and the Brazilian banking industry

In face of the complexity of our business and the range of products and services offered to our customers in all segments of the market, we are exposed to various types of risks, either due to internal or external factors. Among the main types of risks, we highlight:

3.D.20.01 Market Risk

This relates to the possibility of financial loss due to changes in prices and interest rates of our financial assets, as our asset and liability portfolios may have mismatches in amounts, maturities, currency and indexes.

18 Form 20-F – December 2020

Form 20-F

3.D.20.01-01 Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain investments in financial assets may decrease significantly and may fluctuate over short periods of time. As of December 31, 2020, the investments classified as “fair value through profit or loss” and as “fair value through other comprehensive income” represented 28.8% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations.

Eventually, investment prices in financial assets, which are supported by models, may not predict some more sharp fluctuations in market movements, so that the profitability of these operations is likely to, at certain times, cause negative effects on our profit and equity, despite the fact that reflect the investment policies, asset and liability management (ALM) and appetite for defined risks for the Organization.

3.D.20.01-02 Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the short term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates. However, these investments and transactions may also expose us to the possibility of significant financial losses in the future, since they are subject to fluctuations in value.

3.D.20.02 Credit Risk

This is represented by the possible losses associated with the non-fulfilment of the borrower or counterparty’s respective financial obligations under any agreement, as well as the devaluation of the credit contract due to the deterioration in the borrower’s risk classification, the reduction in gains or remuneration, benefits gained in renegotiation, the recovery costs and other amounts related to the non-fulfilment of the counterparty’s financial obligations. In addition, it includes the Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations associated with the counterparty or mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to obstacles in the currency conversion of amounts received outside the country associated with the operation subject to credit risk. Counterparty Credit Risk is represented by the possibility of loss due to non-compliance by a given counterparty with settlement obligations related to transactions involving the trading of financial assets, including the settlement of derivative financial instruments or by the deterioration in the credit quality of the counterparty, and Concentration Risk is represented by the possibility of losses due to significant exposures to a counterparty, risk factor, product, economic sector or geographic region.

3.D.20.02-01 We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Historically, our loans and advances to customers portfolios registered an increase due to new operations, interrupted in 2017 due to the recession in the Brazilian economy experienced during the year, and resuming growth in 2018. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual customers than our corporate customers.

Our delinquency ratio, calculated based on information prepared in accordance with accounting practices adopted in Brazil (BR GAAP), which is defined as the total loans overdue for over ninety days in relation to the total portfolio of loans and advances, decreased to 2.2% as of December 31, 2020, compared to 3.3% as of December 31, 2019. The reduction in the default rate continues to be related to the effects of the loan renegotiation policies we adopted throughout 2020, to give liquidity to our customers, aiming at the readjustment of their cash flows during the Covid-19 pandemic, in addition to the extension of loans in previous quarters, leading to a reduction in our level of past due loans. For further information about loan renegotiatons, see "Item 5.B. Liquidity and Capital Resources – 5.B.50 Capital Management".

19 Bradesco

3.D. Selected Financial Data

Since December 2020, we believe we are seeing the return to historical levels of the loans overdue from 15 to 90 days, due to the normalization of the usual policies for granting and managing the credit portfolio, in addition to all methodological aspects and technical improvements in the credit concession processes.

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

We face the possibility that a derivative counterparty will be unable to honor its contractual obligations. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of default by counterparties is higher.

3.D.20.02-03 We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral provided, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, the Covid-19 pandemic may also affect the timing of resumption and sale of collateral, due to restrictions on economic activities. Our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of our operations.

3.D.20.02-04 We may incur losses due to impairments on goodwill from acquired businesses.

We record goodwill from acquisitions of investments whose value is based on estimates of future profitability pertaining to business plans and budgets prepared by us. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (Unidades Geradoras de Caixa or UGC) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of goodwill in order to conclude whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that our evaluation of goodwill will not require impairments to be recorded in future, which may negatively affect, the result of our operations, our financial condition and the market value of our shares, preferred shares ADSs and common shares ADSs.

20 Form 20-F – December 2020

Form 20-F

3.D.20.03 Liquidity Risk

This is represented by the possibility of the institution not being able to fully meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

3.D.20.03-01 Adverse conditions in the credit and capital markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for institutions. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy. We did not observe this impact as a result of the Covid-19 pandemic as our liquidity was mitigated by actions implemented by the Central Bank of Brazil, which reduced the need for compulsory deposits and avoided account holders withdrawing their money from the large banks.

Part of our funding originates from repurchase agreements, which are largely guaranteed by Brazilian government securities. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening of the credit risk of the Brazilian government, the cost of these transactions can increase, making this source of funding inefficient for us. For further information about obligations for repurchase agreements, see “Item 5.B. Liquidity and Capital Resources – 5.B.20. Liquidity and Funding”.

If the market shrinks, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

3.D.20.03-02 Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a part of our compulsory deposits with the Central Bank of Brazil do not bear interest; and

•	the remainder is paid at the SELIC rate or rate of return of the savings account.

Rules related to compulsory deposits have been changed from time to time by the Central Bank of Brazil, as described in “Item 4.B. Business Overview – 4.B.70.02 Banking Regulations – 4.B.70.02-05 – Compulsory Deposits”.

As of December 31, 2020, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$ 83.8 billion. Compulsory reserve requirements were used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over such imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

3.D.20.04 Insurance Risk

Is the risk arising from an adverse economic situation, which contradicts both the expectations of the insurance company at the moment of agreeing on the insurance policies commercial terms, and the uncertainties that exist in the estimation of provisions, it includes the risk of pension funds, represented by the materialization of the need for emergency contributions to cover shortfalls of funds administered by Closed Complementary Social Security Entities (EFPC), for which we became responsible as a result of some of our previous business acquisitions.

21 Bradesco

3.D. Selected Financial Data

3.D.20.04-01 Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion into pension income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity, pandemics such as the Covid-19 pandemic, which can have a systemic effect on the business (particularly insurance products), or related and economic effects (other products), among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of our operations.

3.D.20.04-02 We are jointly liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our customers if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

3.D.20.05 Operational Risk

This is represented by the possibility of incurring losses from failures, deficiencies or the inadequacy of internal processes, people, systems and external events.

3.D.20.05-01 A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

One of our objectives is to provide adequate security for the proper running of the business and to achieve the objectives established in accordance with applicable laws and regulations, ensuring processes have efficient controls. We constantly invest in the improvement and evolution of safety controls, resilience, continuity and management of our information technology systems and as a result have created an environment with a high capacity to process data for our business operating systems and our financial and accounting systems.

Due to the nature of our operations, the wide range of products and services offered, and the significant volume of activities and operations performed, as well as the global context, where there is an ever-increasing integration among platforms, dependency on technology and on the internet, our information technology systems are exposed to various types of risks, due to internal or external factors.

22 Form 20-F – December 2020

Form 20-F

Our capacity to maintain and implement our security systems depends on our capacity to attract and retain qualified professionals in various areas of activity, such as, but not limited to, the area of information technology (IT), which is undergoing a period of great demand on the part of employees in all markets (not restricted to the financial market). We cannot guarantee that we will succeed in attracting and retaining qualified staff to integrate our security systems, nor that there will be market demands for specific professionals (such as IT professionals), which may have a significant adverse effect on our operations and on our capacity to implement strategies.

We and other financial institutions, including governmental entities, have already experienced cyber security events in relation to our information technology systems. Due to the controls we have in place, we have not experienced any material loss of data from these attacks to date, neither from hardware nor from a data information loss perspective. However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of cyber security events, it is not possible to predict all the means that will be used by individuals or organizations with harmful intent. As a result, all the risks mentioned above could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other administrative penalties and damage to our reputation.

3.D.20.06 Compliance Risk

This is the risk arising from legal or administrative sanctions, financial losses, damage to reputation and other damages, arising out of breach or failure to comply with the legal framework, the infra-legal regulation, recommendations of the regulator and self-regulator entities and codes of conduct and ethics applicable to our activities.

3.D.20.06-01 We may be subject to negative consequences in the event of an adverse judgment in the judicial proceedings related to Operation Zealots

Due to the so-called “Operação Zelotes” (Operation Zealots), which investigates the alleged improper performance of members of the Federal Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais, or CARF), a criminal proceeding was opened against two former members of our Diretoria Executiva in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process has already been completed, and we are currently awaiting the decision of the court of first instance. We are not party to this proceeding.

Our management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct carried out by our former representatives.

As a result of Operation Zealots, the General Internal Affairs of the Ministry of Finance (Corregedoria Geral do Ministério da Fazenda) initiated an administrative investigation to determine whether there are grounds to file an Administrative Accountability Proceeding (Processo Administrativo de Responsabilização, or PAR) against us. On February 3, 2020, the decision, given by the Official of the Ministry of Economy, was published in Section 2 of the Federal Official Gazette (Diário Oficial da União). The decision fully accepted the final report of the processing commission, the opinion of the National Treasury Attorney General’s Office and the Joint Order of the General Coordination of Management and Administration and of the Leadership of the Advisory and Judgment Division and expressly recognized a lack of evidence that we had promised, offered or given, directly or indirectly, an improper advantage to public agents involved in the operation, in accordance with article 5, section I, of Law 12,846 of 2013.

The progress of Operation Zealots and other on-going investigations or investigations that may be initiated in the future, any consequent events and the possibility of new accusations may negatively affect our reputation, our financial condition and the market value of our shares, preferred share ADSs and common share ADSs.

23 Bradesco

3.D. Selected Financial Data

3.D.20.06-02 Financial institutions, such as us, may be subject to legal proceedings arising due to certain actions by third parties related to anticorruption, money laundering and terrorism financing (AML/TF).

Brazil’s anti-corruption agenda, which includes the prevention of money laundering and the financing of terrorism (AML/TF), include the lead of operations and investigations by regulatory and supervisory authorities. Despite our current unconditional commitment, engagement and our compliance with the applicable anti-corruption obligations (including internal policies), financial institutions, including ourselves, could be involved in such operations and investigations, including legal proceedings, as a result of the actions of individuals or legal entities including the inappropriate use of financial systems or other unlawful acts. Involvement in these actions, a risk inherent to the activities of financial institutions, may result in negative publicity for us, and any adverse judgement may negatively affect our financial condition, operational results and the market value of our shares.

In 2019, as part of operation “Câmbio Desligo”, a follow on from operation Lava-Jato, two of our former managers were investigated and indicted by the Public Prosecutor’s Office for alleged involvement in the opening and maintenance of current accounts for companies with irregularities. We subsequently conducted a thorough internal investigation and adopted the required governance measures as well as making ourselves available to the authorities to contribute to the verification of the facts.

3.D.20.06-03 Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, or (AML), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We have implemented financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the corporate security area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and Anti-Money Laundering/Combating the Financing of Terrorism (AML/CFT supervisors). Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, such policies and procedures may not prevent third parties from using us (and our relevant counterparties) as a conduit for illegal activities, without our knowledge. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities without our knowledge. In addition, we rely heavily on our employees and systems to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches.If the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes are not effectively applied,there remains a risk of regulatory breach.

Additionally, in 2015 and early 2016, pursuant to a new resolution issued by the United Nations Security Council, as well as recently enacted laws and regulations issued by the Brazilian Central Bank requiring the implementation of the aforementioned resolution in Brazil, additional compliance requirements were imposed on us and other financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we continue to evaluate their impact on our control and compliance procedures and whether adjustments will need to be made to our control and compliance procedures as a result.

24 Form 20-F – December 2020

Form 20-F

If a financial institution, including us, is unable to fully comply with applicable laws, regulations and expectations, according to Brazilian Laws our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on such financial institution, including requiring a complete review of its business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ data and bank products and services from being accessed or used for illegal or improper purposes.

In addition, we rely heavily on our relevant counterparties to maintain and apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If a financial institution, including us, is associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements, our reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to “blocked lists” that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

3.D.20.06-04 The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•	minimum capital requirements;
•	compulsory deposit/reserve requirements;
•	investment limitations in fixed assets;
•	lending limits and other credit restrictions;
•	earmarked loans, such as housing loans and rural loans;
•	accounting and statistical requirements;
•	minimum coverage;
•	mandatory provisioning policies;
•	limits and other restrictions on rates; and
•	limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could have a materially adverse effect on our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. Therefore, those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

25 Bradesco

3.D. Selected Financial Data

3.D.20.06-05 The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court (STF), in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02 (or the Civil Code), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the SELIC rate, the base interest rate established by COPOM, which was 2.0% p.a. as of December 31, 2020 and 4.5% p.a. as of December 31, 2019; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (Brazilian Tax Code), which is the default interest rate due when taxes are not paid on time.

3.D.20.06-06 Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

Additionally, certain Brazilian courts have issued decisions in the past, limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

On November 27, 2019, Resolution No. 4,765/19 was amended by the CMN that regulates overdraft facilities granted by financial institutions for a demand deposit account, providing, among other matters, the limit for the interest rates on the amount of the overdraft used. For further information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-14 Use of the overdraft”. Since this is a very recent change, it is still unclear if this will affect our operating results positively or negatively.

3.D.20.06-07 We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation (GDPR).

The impact of this law has been significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD required structural changes in our customer relationship, business partners, service providers and employees, and in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 as regards the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or ANPD), the public administrative body responsible for ensuring, implementing and supervising compliance with the LGPD and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted in 2019 into Law No. 13,583/19. The remainder of the law came fully into force without administrative sanctions on September 18, 2020. As a result of the Covid-19 pandemic, the National Congress approved Law No. 14,010/20 postponing the entry into force of Articles 52, 53 and 54 of Law No. 13,583/19 until August 1, 2021, concerning administrative penalties.

26 Form 20-F – December 2020

Form 20-F

We operate in a preventive, detective and corrective manner in order to protect our own and our customers’ information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cyber security being key and a pillar of the technology and processes to establish data protection for our customers, resiliency, and structure for threat identification, detection, and response and recovery procedures in cases of cyber-attacks.

However, possible failures or attacks on our systems and processes of prevention, detection and/or correction in the fight against fraud and in providing information security, and the consequent non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares, preferred shares ADSs and common shares ADSs. See item 3.D.20.05-01 “A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses”.

3.D.20.06-08 The STF is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by its Members. According to the institutions representing the savings account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

In addition, in connection with a related sentence, the Brazilian Supreme Court of Justice (STJ) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims and established a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The amendment was taken to the Supreme Court for approval, its extension was approved by the plenary of the court, on May 28, 2020, for a period of 30 months (renewable for a further 30 months), from March 12, 2020, to adhere to the terms of the agreement by means of a digital platform specially created for this purpose. As this is a voluntary settlement, which does not oblige the savings account holder to join, we are unable to predict how many savings account holders will accede to it.

27 Bradesco

3.D. Selected Financial Data

3.D.20.07 Strategy Risk

Strategic risk is represented by the uncertainty in achieving the predetermined objectives. This may be due to adverse changes in the business environment, to the use of inappropriate assumptions in the decision-making process or the implementation of the strategy in a different way to what was planned.

3.D.20.07-01 The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private, based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated and reduced level of regulation. It should be noted that major technology companies “bigtechs” are also strong competitors, seeking to invest in online payment systems and financial transactions tools by means of various types of applications. In addition, we note that the implementation of Open Banking in Brazil, in 2021 may further intensify this competition through the possibility of sharing information between institutions.

This competitive environment combined with the accelerated process of digital innovation observed in the sector may impact our speed of adaptation to this ecosystem and consequently the performance of certain lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

3.D.20.08 Contagion Risk

This is represented by the possibility of financial loss resulting from relationships (contractual, or not) with subsidiaries, associates, parallel structures (which make investments in companies outside the insurance banking sector), controllers, investment funds, foundations, suppliers and partners, not consolidated in the Prudential Conglomerate.

3.D.20.08-01 Possible need of financial support for entities with which we interact, either by lack of capital and/or liquidity, relevant operational problems and by dependence on the provision of services performed by suppliers/partners, may negatively impact the performance of our business.

Due to the relationships we have with companies related to investment funds, we may decide to provide financial support for these entities if they run into financial difficulties, equity imbalances, a reduction in financial results, and insufficient liquid assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation occurring in entities in which we have invested.

In the relationship with suppliers/partners, due to the complexity of some services, we may become dependent or encounter difficulty replacing some suppliers/partners. We are also subject to operational risks that are beyond our control but that nonetheless may impact negatively on our operations, making the delivery of products and services to our customers more difficult. There is also the possibility of interruptions in the provision of our services due to the difficulty of finding replacements for some suppliers or other issues beyond our control arising from outsourced companies.

These situations may adversely affect our reputation, our financial condition, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

28 Form 20-F – December 2020

Form 20-F

3.D.20.09 Cyber Risk

This is represented by the possibility of cyber incidents, including attacks, intrusions, and leaks that may compromise the confidentiality, integrity and/or availability of processes, assets and/or critical infrastructure.

3.D.20.09-01 Cyber risk in an environment of third parties/service providers, may cause temporary unavailability, loss or leakage of our information or disruption in data confidentiality/integrity and/or services.

CyberSecurity and its risk in relevant service providers in the Bradesco Organization, is treated at the highest strategic level, in the Board of Directors, Executive Board and in the Executive Committees of Risks, Risk Monitoring and AML-TF/Sanctions and Information Security/Cyber. In February 2020, cyber risk in relevant service providers was scaled as Very High and due to concern about the difficulty of visibility and monitoring on the control environment of relevant service providers. The possibility of loss, theft or alteration of data processed and stored in relevant service providers due to the exploitation of vulnerabilities and weaknesses in systems, devices, networks or other digital media in the third environment was considered to be elevated. (E.g. Ransomware)

The risk in service providers include so but not limited to: hacking into Information Technology systems and platforms by malicious third parties, infiltration of malware such as computers with viruses into our systems, intentional or accidental contamination of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer data, and or organization data , and cyber attacks can cause service degradation and or outage that can result in business losses.

The Department of Corporate Security - Information Security for Third Parties, performs the prior analysis in the environment of third-party controls. New contracts and or renewal of relevant data processing and storage and cloud computing services contain specific cybersecurity clauses for the protection of Information Assets, including after termination of the contract.

Brazilian regulatory bodies have stepped up data leakage regulations that include high fines for non-compliance events with terms and conditions of the General Data Protection Law. A failure to protect data stored on our systems and third-party systems could adversely affect us. If the risk materializes in a cyber security incident, we have adequate capital allocation to the Organization's appetite.

3.D.20.10 Social and Environmental Risk

This is represented by the potential damage that we may cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

3.D.20.10-01 Funding for large projects carried out by customers can generate socio-environmental impacts that could affect our results and reputation negatively.

Across several sectors, we promote loan and financing operations, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a customer, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or is responsible for environmental disasters, it has a direct obligation to repair the damage caused financially. Consequently, depending on the magnitude of the socio-environmental impact, this customer can have their economic-financial structure compromised. Such events could adversely affect our reputation, financial condition, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

29 Bradesco

3.D. Selected Financial Data

3.D.30 Risk Management

3.D.30.01 Our risk management structure may not be fully effective.

Our objective is to fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and results of operations. For more information on our risk management structure, see “Item 4.B. – Business Overview – 4.B.20.01 Corporate Process of Risk Management”.

3.D.40 Other Risks

3.D.40.01 A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 09 members, including three independent members; accordingly, non-independent members may have conflicting interest with our other investors.

As of March 10, 2021, Fundação Bradesco directly and indirectly held 59.07% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Fundação Bradesco may also elect the majority of our Board of Directors, as well as approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, members of our Diretoria Executiva, that have been working with us for more than ten years serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members.

Our Board of Directors has nine members, three of which are independent, in other words they are not associated with Fundação Bradesco, in accordance with the criteria included in Law No. 6,404/76, in the regulation issued by the CVM (Brazilian Corporate Law). Brazilian Corporate Law states that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors, however, to exercise good corporate governance, our Board of Directors has three independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of part of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our non-independent directors are associated with Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of our shareholders of common shares and have a negative impact on the interests of those shareholders. For more information on our shareholders, see “Item 7.A. Major Shareholders.

30 Form 20-F – December 2020

Form 20-F

3.D.50 Risks relating to our shares, preferred share ADSs and common share ADSs

3.D.50.01 The Deposit Agreements governing the preferred share ADSs and common share ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders.

The voting rights of preferred share ADS holders and common share ADS holders are governed by the Deposit Agreements. Those Deposit Agreements provide that the depositary bank shall mail voting instructions to holders only if we authorize and direct the depositary bank to do so. If we do not provide that authorization and direction to the depositary bank, preferred share ADS holders and common share ADS holders will not be able to vote at our meetings, unless they surrender their preferred share ADSs or common share ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement.

In addition, there are practical limits on the ability of preferred share ADS and common share ADS holders to exercise any vote due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In contrast, preferred share ADS holders and common share ADS holders will not receive notice directly from us and cannot vote in person at the meeting. Instead, in accordance with the Deposit Agreements, the depositary bank will, if authorized and directed by us, send any notice of meetings of holders received by it from us to preferred share ADS holders and common share ADS holders, together with a statement as to the manner in which voting instructions may be given by holders. To exercise any such ability to vote, preferred share ADS and common share ADS holders must then instruct the depositary bank how to vote with the shares represented by their preferred share ADSs or common share ADSs. Because of this extra step involving the depositary bank, if and when we authorize and direct the depositary bank to mail voting information to preferred share ADS holders and common share ADS holders, the process for voting will take longer for preferred share ADS and common share ADS holders than for holders of our shares. Preferred share ADSs and common share ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

3.D.50.02 Under Brazilian Corporate Law, preferred shareholders have limited voting rights, accordingly, preferred share ADS holders will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, amended by Law No. 9,457/97, which we refer to as Brazilian Corporate Law) and our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in limited circumstances (see “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.04 Voting Rights”, for further information on voting rights of our shares). As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

As discussed above in “3.D.50.01 The Deposit Agreements governing the preferred share ADSs and common share ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders”, preferred share ADS holders will only be able to vote if we authorize and direct the depositary bank accordingly. As a result of the fact that preferred shareholders have limited voting rights, any ability to vote that we may extend to preferred share ADS holders corresponding to preferred shares pursuant to the applicable Deposit Agreement would be similarly limited.

31 Bradesco

3.D. Selected Financial Data

3.D.50.03 The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the preferred share ADSs and common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares, underlying the preferred share ADSs and common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 45.8% of the aggregate market capitalization as of December 30, 2020.

3.D.50.04 Our shares, preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend.

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

In March 2013, CMN Resolution No. 4,193/13 was issued in an effort to further implement the Basel III Accord in Brazil. Pursuant to this rule, a restriction of dividend and interest payments on equity may be imposed by the Central Bank of Brazil in the event of non-compliance with the additional capital requirements established by the Central Bank of Brazil, as further described in “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-03 Capital adequacy and leverage”.

In light of the adverse economic consequences of the Covid-19 pandemic, Central Bank of Brazil issued Resolution nº 4,885/20, allowing remuneration of equity in the equivalent amount to 30% of the adjusted net income or the amount equivalent to the minimum mandatory dividend established by the Brazilian Corporate Law, in case of corporations, or that established into the articles of incorporation, in case of limited companies.

3.D.50.05 As a preferred share ADS holder and common share ADS holder you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of our shares may have fewer and less well-defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

32 Form 20-F – December 2020

Form 20-F

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self-dealing and the preservation of shareholder interests may be less heavily regulated and what regulations are in place may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying preferred share ADSs and common share ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practices have less detailed and well-established rules and judicial precedents relating to review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5.0% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in companies based in Brazil do not normally have valid standing to bring a class action.

3.D.50.06 It may be difficult to bring civil liability causes against us or our directors and executive officers outside of Brazil.

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

3.D.50.07 If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share ADSs and common share ADSs may be reduced.

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

3.D.50.08 The payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (FATCA).

The United States has enacted rules, commonly referred to as FATCA, that generally impose a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an Intergovernmental Agreement regarding the implementation of FATCA with Brazil (the IGA). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the preferred share ADSs or common share ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the preferred share ADSs or common share ADSs in the future. Similar to the FATCA, the Common Reporting Standard (CRS) is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Cooperation and Development (OECD) and the Multilateral Competent Authority Agreement, applicable to the countries signatory to the norm. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision”.

33 Bradesco

3.D. Selected Financial Data

3.D.50.09 You may be unable to exercise preemptive rights relating to our shares.

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

3.D.50.10 If you exchange your preferred share ADSs or common share ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Central Bank of Brazil in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration with the Central Bank of Brazil for payment of dividends or other cash distributions relating to the shares or after disposal of the shares. If you exchange your preferred share ADSs or common share ADSs for the underlying shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank of Brazil and the CVM, in order to obtain and remit U.S. dollars abroad after the disposal of the shares or the receipt of distributions relating to the shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the shares. For more information, see “Item 10.D. Exchange Controls”.

If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your receipt of dividends or distributions relating to the shares or the return of your capital in a timely manner. The custodian’s registration and any certificate of foreign capital registration you may obtain may be affected by future legislative changes. Additional restrictions applicable to you, to the disposal of the underlying shares or to the repatriation of the proceeds from disposal may be imposed in the future.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are a sociedade anônima organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029-900, Osasco, São Paulo, Brazil, and our telephone number is (55-11) 3684-4011. Our investor relations website is located at bradescori.com.br. Our New York Branch is located at 450 Park Avenue, 32nd and 33rd floors, New York 10022.

We were founded in 1943 as a commercial bank under the name “Banco Brasileiro de Descontos S.A.”. In 1948, we began a period of aggressive expansion, which led to our becoming the largest private-sector (non-government-controlled) commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and became well established in both urban and rural markets in Brazil. In 1988, we merged with our real estate financing, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to “Banco Bradesco S.A.”.

34 Form 20-F – December 2020

Form 20-F

Since 2009, we operate in all Brazilian municipalities, and our large banking network enables us to be closer to our customers, thereby enabling our managers to develop knowledge surrounding economically active regions and other important conditions for our business. This knowledge helps us assess and mitigate risks in loans, among other risks, as well as to meet the specific needs of our customers.

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid-sized, small and micro enterprises and major local and international corporations and institutions. Our products and services comprise of banking operations such as: loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services.

4.A.10 Acquisitions, divestments and other strategic alliances

4.A.10-01 Recent Acquisitions

➢	BAC Florida Bank

In May 2019, we announced to the market that we entered into a Share Purchase Agreement with the controlling shareholders of BAC Florida Bank (BAC Florida), a bank that has offered various financial services in the United States for over 45 years, especially to non-resident high net worth Individuals.

In October 2020, we announced to the market that the acquisition was completed, taking control of the operations of BAC Florida, with the objective of expanding our investment offering in the USA to our high net worth (Prime) and Private Bank customers, in addition to other banking services, such as checking accounts, credit card and mortgages, also providing the opportunity to expand business related to corporate and institutional customers.

➢	BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.)

In December 2018, we and the Fidelity Group terminated our joint venture in BBC Processadora S.A. (formerly Fidelity Processadora e Serviços S.A.) (Processing Company). As a result, we became the sole shareholder of the Processing Company, which has a shareholders’ equity composed exclusively of the assets and liabilities relating to the provision of credit card processing services for our Organization. The operation (i) aimed to reduce the costs of processing and increase the efficiency of the credit card business; (ii) did not have any impact on our activities and customers; and (iii) did not involve any financial values. In addition, we and the Fidelity Group have maintained our association in Fidelity Serviços S.A., which continued to provide services to us with call center services, collection, fraud prevention, support and other related services. The association was only discontinued following the sale of Fidelity Serviços S.A. (currently Chain Serviços e Contact Center S.A.) by us.

4.A.10-02 Recent divestments

➢	Chain Serviços e Contact Center S.A. (formerly Fidelity Serviços S.A.)

In September 2019, we signed a contract for the sale of all of the shares held in Chain Serviços e Contact Center S.A. (Chain) to Almaviva do Brasil Telemarketing e Informática S.A. Chain has as its objective the provision of call center and collection activities. The operation was approved by the competent authorities, and the transaction was closed on January 14, 2020, discontinuing our association with the Fidelity Group.

35 Bradesco

4.A. History and Development of the Company

➢	NCR Brasil – Indústria de Equipamentos

In June 2019, we entered into an agreement to sell our entire minority interest indirectly held in NCR Brasil – Indústria de Equipamentos para Automação S.A. to NCR Corporation. The operation was approved by the competent authorities, and the transaction was completed on October 28, 2019.

4.A.10-03 Other strategic alliances

➢	RCB Investimentos S.A.

In October 2018, we formalized a strategic partnership with RCB Investimentos S.A. (RCB), one of the principal credit management and recovery companies in Brazil, and with its controlling company PRA Group Brazil Investimentos e Participações, a company of the PRA Group Inc. (PRA Group), a global leader in the acquisition and management of non-performing credits. The transaction includes: (i) our acquisition of 65% of the shares issued by RCB, in which the founding members will remain as partners and managers of RCB, together with us; and (ii) the constitution of two FDICs (Investment Funds in Credit Rights) for the acquisition of non-performing loan portfolios, where the management of the recovery of these loans remain with RCB. The FIDCs will continue to be held by the PRA Group and the founders, with our minority participation. The transaction was approved by the Administrative Council for Economic Defense (CADE) and by the Central Bank of Brazil. The operation closed on December 20, 2018.

➢	Bradesco Asset Management S.A (BRAM)

Our subsidiary, BRAM has developed important alliances. Something that is also increasingly important in the context of its internationalization strategy. Through personal management and agreements with partners, we offer Brazilian investors the opportunity to invest in fixed and non-fixed equity funds, balanced and alternative, with global, regional and thematic exposure, as well as global ESG (Environmental, Social and Governance) strategies. In Europe, BRAM offers funds domiciled in Luxembourg with different strategies under the Bradesco Global Funds family, launched in 2009, to overseas investors. In Japan, Mitsubishi UFJ Kokusai Asset Management (MUKAM), our partner since 2008, offers funds managed by BRAM to retail investors wishing to invest in the Brazilian market.

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

4.B.10 Business strategy

Our strategy is based on delighting our customers. In 2020, we reviewed our corporate strategy to further align our actions towards a single direction: understanding the needs of our customers to meet their expectations and delivering an excellent service at all stages of our customer's interaction with us.

From this review, we based our strategy on four pillars that guide our trajectory towards business continuity (i) Customer – our inspiration; (ii) Digital Transformation – how we do what we do; (iii) People – our team; and (iv) Sustainability – made to last. Below, we present each one of our four pillars:

36 Form 20-F – December 2020

Form 20-F

➢	Customer – our inspiration

Our main goal is to earn admiration, trust and relationship of our customers, serving them with excellence, based on their needs and goals, to contribute to their achievements.

In order to accomplish this, we implemented a number of initiatives placing the customer at the center of our strategy, respecting their individuality and improving our knowledge of our customers with data intelligence and by offering complete business solutions.

We developed initiatives aimed at better understanding our customers and their expectations and requirements at every stage of their interaction with our organization. This enables us to provide tailor made offers in accordance with our customers ' profile to enhance the customer experience, integrate journeys and processes, supported by new real time decision technologies.

With the move to open banking, we allow our customers to check their balance and make payments to their account from alternative platforms, other than the traditional channels. One example is via PIX, an innovative payment method created by the Central Bank that allows customers to make payments, transfers and receive deposits at any time of the day.

Further, the MEI platform is a pioneering initiative that offers micro-entrepreneurs a portfolio of the financial and non-financial solutions they need to facilitate their day-to-day operations, including formalization, training, consulting and performance entrepreneurship, in partnership with startups and companies specializing in the subject.

In 2020, we acquired BAC Florida Bank in the United States through which we offer traditional banking services, such as a complete checking account, cards, credit operations and investments in the United States.

➢	Digital Transformation – how we do what we do

We have a digital mindset and outlook that allows our actions that we believe, contribute to simple, efficient, agile and innovative. We search to maximize our operational efficiency, encouraging the use of technology and innovation in our business models. Our strategy also highlights the management of expenditure, developing actions and projects aimed to optimize our operations and reducing the cost of providing services.

In the context of digital transformation, we aim to make the banking experience even more convenient, fast and secure for the customer. Innovation, agility, connectivity, modernization and security are fundamental drivers to achieve this and are present in our day-to-day operations. We are committed to maximizing value for our customers by developing a culture focused on continuous improvement and excellence. Our next digital bank is an example of this, complementing our ecosystem of solutions and offering an alternative value proposition for our customers that operate in a hyperconnected world. It also complements Bitz, a new group company that operates in the Brazilian digital wallet and payment accounts market. We also highlight inovabra, a hub for promoting startups, especially fintechs, which develop innovative solutions for the group's products and services. Ágora – Casa de Investimentos is our open platform of investment products for account holders and non-account holders with 100% digital onboarding through the Ágora app / website, Bradesco, next applications and Bradesco internet banking with more product options and specialized advice for each customer that makes their investments, with convenience and reliability.

In addition, the capabilities of BIA (Bradesco Artificial Intelligence) are increasingly sophisticated translating into a customer experience across our digital channels.

➢	People – our team

We want to be the employer of choice for high-performing professionals to progress their career. Our strategy is founded on the people who work here. We seek to continuously improve our ability to attract, train and retain appropriate talents in each of our business areas, with the goal of making our corporate strategy feasible.

We have an organizational culture based on ethics, transparency and respect for others and we have made significant investments to achieve an innovative, challenging and diverse working environment.

We highlight the importance of actions related to the health and well-being of our employees, through the Viva Bem Program, the employee incentive empowering our staff to volunteer through the Bradesco Volunteer Portal and the online platform, integra rh, enabling them to be protagonists of their own careers.

37 Bradesco

4.B. Business Overview

➢	Sustainability – made to last

Our focus is to generate value for all our stakeholders and we are committed to growing in a diversified and sustainable manner, by a Corporate Governance that seeks considering the best balance between risk and return, a robust capital and liquidity structure and preparing of our organization for the new challenges. Further, the actions we take and our commitment to increasing diversity reaffirm our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are important drivers for us.

We have commitments related to Social-Environmental Sustainability in order to contribute to the sustainable development of our company, evidenced by our launch of the Amazonia Plan, a partnership of Bradesco, Itaú and Santander, acting in the promotion of the development of the Amazonia region. In addition, we became the first Brazilian bank to join the Partnership for Carbon Accounting Financials (PCAF), a global initiative to measure carbon emissions generated by financial institutions.

4.B.20 Business management

In order to ensure our operational activities are aligned with our strategies, we have developed management processes that are aligned with best market practices and business models, including:

4.B.20.01 Corporate risk management processes

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. In August 2017, CMN Resolution No. 4,595/17 was amended to include provision for corporate compliance policies. Under this resolution, financial institutions authorized to operate by the Central Bank of Brazil should implement and maintain corporate compliance policies compatible with the nature, size, complexity, structure, risk profile and business model of the institution, in order to ensure the effective management of its compliance risk. Compliance risk must be managed in an integrated manner with all other risks incurred by the institution, in accordance with the specific rules. The rule also permits the drafting of a single compliance policy per conglomerate.

We exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models and measure and control tools. We also promote the dissemination of our risk culture to all employees at all levels, from the business areas to the Board of Directors. Our Corporate Compliance Policy was approved at the meeting of our Board of Directors on December 26, 2017, whose last review, with amendments, was recorded at the meeting of the Board of Directors on December 23, 2020.

Our risk management processes ensure that risks are proactively identified, measured, mitigated, monitored and reported, as required for the complexity of our financial products and services and the profile of our activities.

4.B.20.01-01 Risk and Capital Management Structure

Our risk and capital management structures consist of several committees, commissions and departments that support the Board of Directors, the CEO, the CRO and the Diretoria Executiva in making decisions.

We have an Integrated Risk Management and Capital Allocation Committee (COGIRAC), which advises the Board of Directors in relation to the performance of its duties related to management policies and limits of exposure to risks, and to ensure we are compliant with the processes, policies, related rules and compliance with regulations and legislation applicable to the Organization.

The committee is assisted by the Executive Committees for: (i) Risk Monitoring; (ii) Risk Management; (iii) AML-TF/Sanctions and Information Security/Cyber Security; and (iv) Bradesco Seguros’ Risk Management, Actuarial Control and Compliance. There are also the Executive Products and Services Committee, and executive committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to COGIRAC and the Board of Directors.

38 Form 20-F – December 2020

Form 20-F

Our governance structure also includes a Risk Committee, whose main objective is to evaluate our risk management framework and, eventually, to propose improvements.

COGIRAC and the Risk Committee assist the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

4.B.20.01-02 Credit risk

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

In addition, it includes the Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations associated with the counterparty or mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to obstacles in the currency conversion of amounts received outside the country associated with the operation subject to credit risk. Counterparty Credit Risk is represented by the possibility of loss due to non-compliance by a given counterparty with settlement obligations related to transactions involving the trading of financial assets, including the settlement of derivative financial instruments or by the deterioration in the credit quality of the counterparty, and Concentration Risk is represented by the possibility of losses due to significant exposures to a counterparty, risk factor, product, economic sector or geographic region, mitigation, etc.

Credit risk management is a continuous and evolving process of mapping, developing, assessing and diagnosing through the use of models, instruments and procedures that require a high degree of judgment, discipline and control during the analysis of operations in order to preserve the integrity and independence of the processes.

We seek to control our exposure to credit risk, which mainly relates to loans, credit commitments, financial guarantees provided, securities and derivative financial instruments.

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

4.B.20.01-02.01 Credit Risk Management Process

The credit risk management process is conducted in a centralized manner for us as a whole. This process engages several areas, which ensure an efficient framework to provide for independent and centralized credit risk measurement and control.

Our Credit Risk monitoring area is actively engaged in improving customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels due to expected losses and level of capital against unexpected losses.

This area continuously reviews internal processes, including the roles and responsibilities, information technology training and requirements and periodic review of risk assessment, in order to incorporate new practices and methodologies.

4.B.20.01-02.02 Control and monitoring

Corporate control and monitoring of our credit risk take place in the credit risk unit of the Integrated Risk Control Department (DCIR). The department assists the Executive Risk Management Committee on discussions and implementation of methodologies to measure credit risk. Relevant issues discussed by this committee are reported to COGIRAC, which reports to the Board of Directors.

39 Bradesco

4.B. Business Overview

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

4.B.20.01-03 Market Risk

Market risk is the possibility of a loss of income due to fluctuations in prices and market interest rate of the financial instruments retained by the Organization resulting from mismatched amounts, terms, currencies and indexes of our asset and liability operations.

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

In line with the best practices of corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 4,557/17, as amended, the Board of Directors approved the Market Risk Management Policy, which is reviewed at least once a year by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market risk.

In addition to this policy, we have several specific rules that regulate the market risk management process, including:

•     classification of operations;

•     reclassification of operations;

•     trading in government or private securities;

•     use of derivatives; and

•     hedging.

4.B.20.01-03.01 Market Risk Management Process

Our market risk management process is managed on a corporate wide basis, ranging from business areas to the Board of Directors. This process involves several areas to ensure an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process allowed us to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, in-house models of market risk to check the regulatory capital requirement. The management process is reassessed at least annually by the relevant committees and also approved by the Board of Directors itself.

40 Form 20-F – December 2020

Form 20-F

4.B.20.01-03.02 Definition of limits

Proposed market risk limits are validated by specific committees for approval by COGIRAC, to be submitted to the Board of Directors depending on the characteristics of the business, which are separated into the following portfolios:

➢	Trading portfolio: comprises all operations involving financial instruments, including derivatives, held-for-trading or used to hedge other instruments in our own portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The trading portfolio is monitored by limits of:

•     Value at Risk (VaR);

•	stress (measure of the negative impact of extreme events, based on historical and prospective scenarios);

•     results; and

•     financial exposure/concentration.

➢	Banking portfolio: comprises transactions not qualifying for our trading portfolio, deriving from our other businesses and their respective hedges.

The risks of our banking portfolio are monitored through:

▪	the variation in economic value due to interest rate variations – ∆EVE (Economic Value of Equity); and
▪	variation in net interest income due to interest rate variations – ∆NII (Net Interest Income).

Market risk is controlled and monitored by an independent business unit, the DCIR, which calculates risk on outstanding positions on a daily basis, consolidates results and reports as required by the existing governance process.

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

In case of any risk limit breach monitored by the DCIR, the head of the business unit in charge is informed of the limit usage and, in a timely manner, COGIRAC is called in order to make a decision. If the committee chooses to increase the limit and/or change or maintain the positions, the Board of Directors is called to approve a new limit or to review our strategy with regard to this particular risk.

For more information on how we evaluate and monitor market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

4.B.20.01-04 Liquidity risk

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

4.B.20.01-04.01 Liquidity Risk Management Process

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

41 Bradesco

4.B. Business Overview

Our Policy for Liquidity Risk Management, approved by the Board of Directors, is mainly aimed at ensuring the existence of standards, criteria and procedures to guarantee the development of the Short-Term Liquidity Ratio (LCR – Liquidity Coverage Ratio), in compliance with Resolution No. 4,401/15, and Long-Term Liquidity Ratio (NSFR – Net Stable Funding Ratio), in compliance with Resolution No. 4,616/17, as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,557/17.

We also have rules for the daily monitoring of liquidity levels through a warning flag system that triggers the submission of reports and the actions to be taken given the risk presented.

Our liquidity risk is managed by the Treasury Department, based on the positions provided by the back-office controls positions, which provides liquidity information to our management and monitors compliance with established limits. The DCIR is responsible for the methodology of measurement, control over limits established by type of currency and company (including for non-financial companies), reviewing policies, standards, criteria and procedures, and drafting reports for new recommendations.

Since October 2017 we have used the Short-Term Liquidity Ratio (LCR) as a standard for internal management, as provided in the CMN Resolution No. 4,401/15 and the Central Bank of Brazil’s Circular No. 3,749/15, amended by Circular No. 3,986/20.

In the third quarter of 2018 we started monitoring structural long-term liquidity risk, through the NSFR, pursuant to CMN Resolution No. 4,616/17 and Central Bank of Brazil’s Circular No. 3,869/17.

Liquidity risk is monitored daily by business and control areas and at meetings of the Treasury Executive Committee for Asset and Liability Management, which controls liquidity levels. Additionally, COGIRAC and the Board of Directors monitor liquidity levels reports which are shared with the Risk Committee.

4.B.20.01-05 Operational Risk

Operational risk is represented by the possibility of incurring losses from failures, deficiencies or the inadequacy of internal processes, people, systems and external events.

4.B.20.01-05.01 Operational Risk Management Process

The Organization adopts the Three Lines of Defense model, which consists of identifying and assigning specific responsibilities to each department so that essential operational risk management tasks are performed in an integrated and coordinated manner. The following activities are carried out for that purpose:

•	identify, evaluate and monitor the operational risks inherent to our activities;
•	evaluate the operational risks inherent to new products and services in order to adapt them to legislation and procedures and controls;
•	mapping and treating operational loss records for the composition of the internal database;
•	provide analysis and quality information to departments, aiming the improvement of the operational risk management;
•	evaluate scenarios and indicators for the composition of the economic capital and improvement of the risk maps of the Organization;
•	evaluate and calculate the need for regulatory and economic capital for operational risk; and
•	report on operational risk and its main aspects in order to support the Organization’s strategic decisions.

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operations, to ensure acceptable risk levels in our processes.

Operational risk is controlled and monitored primarily by an independent area, the DCIR, and is supported by several areas that are part of the process of managing this risk.

42 Form 20-F – December 2020

Form 20-F

On December 1, 2020, Circular No. 3,979/20 published by the Central Bank of Brazil came into force, which provides for the constitution of Base of Risks and Operating Losses (BRPO).

According to circular, the database must reflect the risk profile and management practices. Among the requirements, we highlight the periodic remittance, historical base formation (between five and 10 years), adoption of complete and robust layout, accounting traceability and the standardization of the structure for the collection and processing of information.

On October 29, 2020, Normative Instruction No. 33/20 was published establishing the procedures for forwarding information related to events of operational risk to the Regulator stated in the Circular.

All information must be kept at the available to the Central Bank of Brazil for at least 10 years, with the first remittance scheduled for June 2021 relative to the base date of December 2020.

4.B.20.02 Independent Validation of Management and Measurement Models of Risk and Capital

We employ regulatory models as well as internal models based on statistical, economic, financial, and mathematical theories and the expertise of specialists in the risk and provision management and in the capital measurement with the objective of synthesizing processes or complex issues from large quantities of information. The use of such models provides standardization, objectivity and efficiency to the decisions.

However, all models have inherent risks that can be derived from potential adverse consequences arising from decisions based on incorrect or obsolete estimates, improper calibration of parameters or inappropriate use of the risk models. In order to detect, mitigate and control these risks, there is the process of independent validation, which carefully evaluates various aspects, challenging the development process (which includes the assumptions adopted, the methodology and the results) and the use of models (including the quality of the input data, adherence to the regulatory requirements and the robustness of the environment in which they are implanted). The results are reported to the managers, Internal Audit, Model Evaluation Committee, Risk Control Committee, Risk Monitoring Executive Committee, Risk Committee and the Integrated Risk Management and Capital Allocation Committee (COGIRAC).

4.B.20.03 Internal controls

The efficacy of our internal controls is supported by trained professionals, well-defined and implemented processes and technology as determined by our business needs, in accordance with CMN Resolution No. 2,554/98, as amended.

Our internal controls methodology is based on the Frameworks issued by the COSO – Committee of Sponsoring Organization of the Treadway Commission ((Internal Control - Integrated Framework- 2013 and Enterprise Risk Management Integrated Framework - 2017) and based on the guidelines established by the Information Systems Audit and Control Association (ISACA) through the Control Objectives for Information and Related Technology (COBIT 5 - 2012).

The existence, and efficacy of controls that ensure the levels of risk in our processes are acceptable is certified by the area responsible for the execution of the adherence tests of the controls. The results of the adherence tests (residual risks) are inputs for the preparation of the Corporate Risk Guidelines, periodically conveyed to the Audit, Risk Monitoring and Risk Management Committees, as well as to the Board of Directors, to provide reasonable assurance that business transactions are carried out appropriately and achieve defined objectives, in accordance with external laws and regulations, internal policies, rules and procedures, as well as applicable codes of conduct and self-regulation.

4.B.20.04 Management and Processes in Cybersecurity

We consider cyber and information security at the highest strategic levels in order to protect our technological infrastructure against attacks, unauthorized access and malicious codes. We operate in a preventive, detective and corrective way to combat fraud and information security in order to protect the information of our Organization and of our customers.

43 Bradesco

4.B. Business Overview

Accordingly, we have developed our security framework, considering the new digital environment, where the focus on cybersecurity is a key aspect and one of the pillars of technology and processes, ensuring data protection for our customers, resilience, and structures to identify and detect threats, and have in place response and recovery procedures in the event of cyber-attacks.

With regard to the technical aspects, in order to prepare for and anticipate IT security and cyber threats, the IT department promotes continuous investments like the reformulation of the critical updates of servers and workstations, inspection of source codes in the development cycle, establishment of a lab for security tests and use of technology and tools.

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

We continuously monitor these measures and we have security operational centers (SOCs), focusing on the identification of potential vulnerabilities and establishing an active defense with the use of cognitive intelligence. Additionally, we have a cyber intelligence team working to identify threats and check the necessary corrective measures.

We adopt strict procedures to ensure its customer information is secure. The interactions and synergies between management and technical areas aim to create solutions to provide secure access to service channels and to minimize exposure. We have a range of security devices and technologies, including biometrics, chip cards, 2D digital validation/QR code and OTP devices (physical and cell phone token, etc.), which are used to prevent fraud and unauthorized access. Educating customers on cyber risks is a key component of our strategy in this regard. We have developed awareness campaigns through the customer channels and on social media. On our “seguranca.bradesco” website there are several guidelines for the public, including videos of the web series “Protect Yourself” with prevention tips on current key scams/fraud, which aims to improve the security barriers for users, since the risk of protection breach during access occurs precisely in the elements of the process that are out of reach by our management: the behavior and equipment of customers.

In conjunction with technical measures, we ensure that employees are prepared and engaged with the issue of cybersecurity. The culture of security is a fundamental basis for the measures, processes and technologies to be effective. For this reason, we invest in training and awareness for employees, associates and customers so they are aware of the issue and can be prepared and up to date for the inherent risks and threats.

We also have continuous training programs and other awareness campaigns on the aspects of security and an executive committee dedicated to the issue, which develops the strategies and ensures the development and effectiveness of actions, focusing on the protection of technological infrastructure against attacks, unauthorized access, theft of information and insertion of malicious codes.

The CMN amended Resolution No. 4,658/18 and Circular No. 3,909/18, with the aim of enhancing cyber security and data storage, and established principles and guidelines that seek to ensure the confidentiality, integrity and availability of data and information systems, through the implementation of policies for cyber security, in addition to the requirement of hiring processing and data storage services. In essence, the Resolution establishes (i) that the contracting of relevant processing and data storage services must be communicated within 10 days of the contract, as well as communicating any contractual alterations; and (ii) in the event of non-existence of an agreement for the exchange of information between the Central Bank of Brazil and the supervisory authorities of the countries where the services may be provided, authorization must be requested from the Central Bank of Brazil for the contract and relevant contractual alterations. We currently comply with the provisions of these rules. Furthermore, we observed the provisions of the Security Manual of Open Banking, which establishes the minimum security requirements for APIs (Application Programming Interface) and other systems related to Open Banking, of which we are compulsory participants according to Communication No. 36,480/20, instituted by BCB Normative Instruction No. 37/20.

As of July 1, 2021, Resolution No. 4,658/18 shall be revoked, being replaced by CMN Resolution No. 4,893/21, issued on February 26, 2021, which outlines cybersecurity policy and the requirements for hiring services for data processing & storage and cloud computing to be observed by institutions authorized to operate by the Central Bank of Brazil. Resolution No. 4,893/21 improves the current devices regarding the policy of cybersecurity, without changing its essence, which highlighted the need for financial institutions to document criteria that configure a crisis situation on grounds of a cyberattack and interruption of relevant services, in addition to the communication to the Central Bank of Brazil already provisioned.

44 Form 20-F – December 2020

Form 20-F

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD) – was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on data protection, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”.

The impact of the law has been significant as any processing of personal data are subject to the new rules, whether physical or digital, by any entity established in Brazil, or who has collected personal data in Brazil, or individuals located in Brazil – albeit not residents – or, even, that offer goods and services to Brazilian consumers. In short, the adoption of the LGPD requires structural changes in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 creating the ANPD, the public administrative body responsible for ensuring, implementing and supervising compliance with the LGPD and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted into Law No.13,583/19 in 2019, and came into force, without sanctions in August 2020. As a result of the Covid-19 pandemic, the National Congress approved Law No. 14,010/20 postponing the entry into force of articles 52, 53 and 54 of Law No. 13,583/19 concerning administrative penalties until January 2021.

4.B.20.05 Corporate security

Our Corporate Security Department’s mission is to promote security solutions by creating, implementing and maintaining rules and processes aligned with our business.

To achieve our objectives, we focus on Information Security and Cyber Security, Access Management, Prevention of Electronic, Debit Card and Documentary frauds. We also systemically implement security procedures in Electronic Channels, Systems and Information to assess and propose improvements. In addition, the department is responsible for Technical Opinions, in connection with strategic security issues, implementation of products, services, processes and AML/TF.

We highlight the main areas and activities:

•	the Information Security Department’s purpose is to create and maintain Department Policies and Standards to support Corporate needs, perform governance and generate Symmetric Cryptographic Keys, do the management and provide support on the theme of Certification/Digital Signature and issue Digital Certificates, ICP-Brasil standard, for employees and services of the Organization;
•	identify and assess the risks of Information Security, maintain and establish criteria for the assessment of compliance of Information Security and data protection, maintain the Corporate Program of Awareness and Education in Information Security, giving in-company lectures to employees as well as lectures at external events to support our digital and digitalization processes of documents;
•	Governance of Cyber Security and Incidents has the mission to accomplish the Second Line of Defense for Cyber Security managing the Security Framework (MOSI – Operational Model of Information Security), which establishes and monitors the Integrated Vision of Security and Cybernetics, elaborates and monitors the Master Plan of Information Security (PDSI), to consolidate and report on the Metrics of performance and risk, as well as to report on these risks and cyber threats to the appropriate Committees. Allied to this, it also operates in the Monitoring and Data Leakage Prevention, Management of Information Security Incidents and Cybernetics and provides services of the Computer Security Incident Response Team (CSIRT) for prevention, detection, treatment and response to security incidents;
•	the Electronic Fraud-Prevention (Bradesco Celular, Internet Banking, Net Empresa, Fone Fácil and Debit Card Product), Document Fraud Prevention (Opening Accounts, Bradesco App, next, Payroll-Deductible Loans, Vehicles Financing and Consortium) manage processes, security projects and preventive communication to detect and mitigate risks of reputational damage and financial losses. They operate by monitoring transactions, preventive and reactive analysis of profiles, documents, in addition to performing strategic and corporate actions. They are supported by the Area of Data Analysis and Modeling with analytical solutions and statistics methodologies, in order to propose solutions to Managers of technical and business areas that aim to balance use and security for Electronic Channels Access and for Debit Card Product;
•	Access Management: responsible for the strategy and operational direction of the identification process and access to corporate applications. This area aims to protect the system resources and information against unwanted access, honoring the principles of segregation of duties, required access and definition of automated controls;

45 Bradesco

4.B. Business Overview

•	the Security Devices division assesses the need for systems, service channels, business managers and users, in relation to authentication factors, managing and monitoring projects, assisting in the acquisition and performing the control and logistics of Biometrics, M-Token, Token and TAN Code;
•	the mission of the Information Security for third parties is to provide Governance, according to rules and principles of Information Security, applied to suppliers and partners through processes/systems of appropriate evaluations for the protection of our information;
•	the AML/TF division is responsible for policies, standards, procedures and specific systems, which establish guidelines to prevent and detect the misuse of our structure and/or products and services. This Program is supported by the AML/TF Executive Committee, which evaluates the work according to its effectiveness as well as the need to align procedures and controls with the regulations and with the best national and international practices. Suspicious or atypical cases identified are communicated to the Financial Intelligence Unit in compliance with the regulatory/legal requirements;
•	Governance and Privacy Management: responsible for ensuring and protecting the privacy of data collected, implement and manage the Privacy Program in the Organization providing strategic guidelines, procedures, information, training and general guidelines to the Organization to meet the compliance with the General Law of Data Protection; and
•	the Physical and Property Security division is responsible for maintaining the structure with specialized human resources and safety devices for the implementation of Security Standards in accordance with Law No. 7,102/83, Ordinance No. 3,233/2012 of the Head Office of the Federal Police Department (DG/DPF) and the “Security Plan” determined by the Federal Police. It keeps the security devices and potential vulnerable points on constant evaluation, offering a 24-hour call center service, aiming to prevent and guide actions to minimize the effects of any claims.

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

Among the main “Corporate Security Global Vision” responsibilities, we highlight the following:

•	the area responsible for preventing credit card fraud has the purpose of identifying and mitigating the risk of financial losses and negative reputational impacts for the Bank. It develops prevention strategies for documental and transactional fraud, monitoring and alerting in real time for all transactions made through the customer service and use channels. The measures are based on behavioral analyses of fraud, supported by statistical methodologies and predictive models of fraud, in order to ensure controls are aligned to the business. The area also works on the diagnosis of losses to identify systemic and operational weaknesses, recommending preventive actions and alignment with the current strategy where necessary;
•	the projects and processes area establishes controls to identify risks and is responsible for evaluating the risk of fraud and issuing recommendations for new projects, processes and products. The area proposes to the managers of the business and technical areas solutions that aim to balance the use and the security of the products and access to service channels, as well as corporate and strategic actions, which follow the best practices of the market focused on preventive actions; and
•	the portfolio analysis area is responsible for managing and providing information from the fraud prevention area to the other areas of our Organization.

4.B.20.06 Data processing

•	We have a state-of-the-art information technology (IT) environment supported by a Data Center (CTI – Centro de Tecnologia da Informação) located in Cidade de Deus, Osasco, SP, with an area of 11,900 square meters, especially built to harbor our IT infrastructure and has protections in place designed to ensure the uninterrupted availability of our services.

46 Form 20-F – December 2020

Form 20-F

•	Data is continually replicated in a processing center (secondary site) located in Alphaville, in the city of Barueri – SP, which has equipment with enough capacity to take over the main system’s activities in the event of a problem at our Technology Center (CTI). All service channels have telecommunications services that work with one of the two processing centers.
•	We hold annual simulation exercises in which our IT center is rendered out of service in order to test that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers and followed by independent audits. In addition to all backup copies of electronic files stored and maintained at our IT center, second copies are saved and maintained in the Alphaville processing center, where all the activities related to the development of systems are located. We regularly test the media and processes in force to ensure compliance with environmental regulations. Data protection aims to ensure the confidentiality, integrity and availability of information in accordance with its level of criticality.
•	If the public energy supply is interrupted, both centers have sufficient capacity to operate independently for 72 hours non-stop. After this period, the technology centers can operate continuously, depending on the amount of fuel available to operate the generators that supply electricity.
•	Our infrastructure includes systems to prevent attacks from external connections and the internet (cyber), systems for the analysis of fraudulent behavior, unauthorized access, malicious codes, analysis of network behavior, protection against invasion (intrusion detector), firewall, antivirus and antispam systems, all to provide protection to our IT environment. We continuously upgrade the security for our software and hardware, digital certification in WEB servers and the encryption equipment.
•	We have a Security Operations Center (SOC) in the area of IT Security that treats and responds to security incidents, monitors the environment (24/7) and develops prevention measures through sources of intelligence information.
•	Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a system for the prevention of loss of Information Data, the DLP, designed to ensure the protection of company data. Annually, a “Penetration Test” is performed by an independent audit firm and the IT security processes are certified by the ISO 27000 – Information Security.
•	Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate and staff) to use resources independently in order to provide better services.
•	The IT structure is also backed by processes implemented in light of the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). We apply recognized practices for IT service management and our system is certified by the ISO 20000 – Service Management.
•	Physical security of the data center is maintained by a baffle gate and a double contention door that isolates the entrance between the doors. Video cameras monitor the entrance and internal areas of the datacenter, and access is restricted and authorized through the authentication of passes and vascular biometrics (restricted environments).

4.B.20.07 Bradesco Integrity Program

Our main corporate integrity commitments are:

•	to conduct our business and develop our various relationships based on integrity and ethics, concepts that permeate our organizational culture, values and principles which are ratified by the Corporate and Sector-based Codes of Ethical Conduct and supported by Senior Management; and
•	to prevent and combat all forms of corruption and bribery.

These commitments are permanently upheld through the Bradesco Integrity Program, which corresponds to a set of mechanisms and measures made up by the Code of Ethical Conduct, the Corporate Anticorruption Policy and Standard, and other standards, as well as procedures, processes, and control established therein, aimed at preventing, detecting, and remedying any harmful acts of corruption and bribery, including fraud against the Government.

47 Bradesco

4.B. Business Overview

The program, supported by the Integrity and Ethical Conduct Committee and by the Board of Directors, determines the guidelines, responsibilities, procedures, and controls regarding gifts, freebies, meals, travel, accommodation and entertainment, sponsorship, third parties and due diligence, bids with the Brazilian Government, political contributions, relationships with government agents and Politically Exposed Person (PEP), merger and acquisition, licenses and permits, whistle blowing and non-retaliation against whistleblowers acting in good faith, in accordance with laws and regulations applicable in Brazil and in countries where we have business units.

The Integrity Program covers our managers, employees, interns, apprentices, suppliers, service providers, banking correspondents in Brazil, business partners, controlled companies and companies that are members of the Bradesco Organization in its interactions and daily decisions, highlighting our principles of high standards of conduct and ethics. We continuously evaluate the Program to align its governance with the best national and international anti-corruption practices.

We aim to continually promote an ethical culture and integrity based on the code of ethical conduct and integrity program, which has been implemented through dissemination, communication, training, raising awareness among administrators, employees, apprentices, interns, suppliers and the service providers. Accordingly, our Policies, Rules, Standards, Integrity Program, Manuals, Training and Systems are continuously revised.

In September 2020, we held the IV Meeting of Integrity Ambassadors (focal points) with departments and associated companies, which included participation from Diretoria Executiva and an internal lecturer. In September and December 2020, on the International Day against Corruption, with the partnership of Unibrad and the participation of Grupo Bradesco Seguros, we promoted Bradesco Virtual Integrity Week, with involvement from the Chairman of the Board of Directors and the Chief Executive Officer, both with video messages, external lecturers and panels of members of our Board of Directors.

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

4.B.20.09 Inovabra

Inovabra is the innovation ecosystem designed to support our corporate strategy, fostering innovation through collaborative work with employees, business areas, customers, companies, startups, technology partners, investors and mentors. The platform facilitates sharing future visions for business, accelerating the search for new solutions and materializing innovation in our Organization, with the aim of meeting the needs of our customers and ensuring the sustainability of our business in the long-term. Inovabra is composed of several complementary programs:

•	inovabra centers: established in 2012, inovabra centers is an internal innovation program encouraging our employees to engage in intra-entrepreneurship, spreading the culture of innovation inside our Organization. The innovation projects are prioritized, structured and conducted from the stage of conception, passing through the whole process of case construction and validation of the business model. There are more than 200 employees from various areas of business, interacting among themselves and with external startups, focused on generating innovative solutions to enable better experiences for our customers;

48 Form 20-F – December 2020

Form 20-F

•	inovabra startups: launched in 2014, this program is an open innovation program enabling strategic partnerships between us and startups that have applicable solutions or are able to adapt financial and non-financial services that may be adopted by our Organization. 75 proofs of concept have already been carried and a total of 20 startups have been contracted. For startups, it offers the opportunity of working with actual customers, testing their solutions in practice and growing in scale;
•	inovabra ventures: is a proprietary capital fund launched in 2016, currently with R$400 million of capital. It is managed by the Private Equity area and intends to invest in startups with technology and/or innovative business models, particularly those developing solutions meeting the needs of our customers, contributing to their growth and entrepreneurial environment. Until now, we have invested in ten startups;
•	inovabra pesquisa (research): a multidisciplinary team, with analysts and researchers who conduct an in-depth study of new technologies and business models to keep our Organization on the frontier of knowledge. The team constantly interacts with partners, universities and research institutes in Brazil and abroad and supports inovabra with specific knowledge for decisions about the portfolio of innovation processes. Responsible for conducting research on emerging technologies such as Artificial Intelligence, blockchain, IoT (internet of things), quantum computing among others, as well as their impacts and applications on financial services and products;
•	inovabra lab: inaugurated at the end of 2017, it is an environment of 1.7 thousand square meters located at our offices in Alphaville (SP) and centralizes 16 laboratories in the areas of technology, designed to operate in a model of collaborative work with large technology partners, residents in this environment. This model allows for operating efficiencies and reduces up to 60% the time in the processes of evaluation and certification of new technologies (hardware and software), prototyping, testing, proof of concept, launches and solutions to new challenges. In addition, it provides favorable conditions to connect the areas of business with the areas of IT and partners of technology, bringing the Organization closer to the borders of emerging technologies. 666 certifications have been completed and 159 proof of concept (POC);
•	inovabra international: at the beginning of 2018, we inaugurated the international inovabra, the program is structured in an environment of innovation based in New York and with connections in London, monitoring the global ecosystem of innovation and entrepreneurship. A dedicated team of employees works in a collaborative space in partnership with a specialized company and eight global banks, aiming to identify solutions that add value to the business of the Organization, and to monitor trends of new business, technological and behavioral models. More than 1,500 startups have already been evaluated and 38 cases of innovation are in progress in the inovabra lab, inovabra centers and inovabra startups; and
•	inovabra habitat and digital hub platform: in February 2018, we launched the inovabra habitat, a building with more than 22 thousand square meters, located in the large economic innovation and cultural center of São Paulo, between Avenida Angélica and Rua da Consolação, close to Avenida Paulista, where large companies, startups, investors and mentors work collaboratively to innovate and generate business. We are part of the environment of more than 174 startups and 78 large companies, totaling more than 1.2 thousand people working collaboratively to innovate. More than 430 contracts were closed between the companies, startups residents at the space and us. In addition to fostering entrepreneurship in Brazil and a culture of innovation in organizations, habitat tends to contribute with the Country in the search for a position of greater prominence in the global innovation. Since September 2020, the model of operation of inovabra habitat was also extended to digital. The new format, in addition to the physical, can house startups and companies across the country that want to have access to open innovation. The search and connection with other startups from various regions of Brazil, for accessing business opportunities with us and our partner companies, is carried out via the digital platform inovabra hub. Currently, there are more than 2.6 thousand startups registered that can be analyzed to participate in specific business challenges.

49 Bradesco

4.B. Business Overview

4.B.30 Business segment

The data for these segments was compiled from reports prepared for management to assess performance and make decisions on allocating funds for investments and other purposes. Our management uses various data, including financial data in conformity with BR GAAP and non-financial metrics compiled on different bases. For further information on differences between the results on a consolidated basis and by segment, see “Item 5.A. Operating Income – 5.A.20.01 Results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019”.

The following table summarizes our main gross revenues by segment for the periods indicated:

Years Ended December 31,	R$ in thousands
	2020	2019	2018

Banking
Interest and similar income from loans and advances (1)	66,566,176	66,973,129	61,418,259
Fees and commissions	30,307,248	31,135,507	30,022,769
Insurance and pension plans
Premiums retained from insurance and pension plans	73,667,626	77,599,270	72,476,844
Fees and commissions	1,875,701	2,028,371	2,169,807
(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For further details of our segments, see Note 5 to our consolidated financial statements in “Item 18. Financial Statements”.

We do not break down our revenues by geographic regions within Brazil, and less than 5.0% of our revenues come from international operations. For more information on our international operations, see “4.B.30.01-02.10 International banking services”.

As of December 31, 2020, according to the sources cited in parentheses below, we were:

•     one of the leading banks in terms of savings deposits, with R$136.7 billion, accounting for 13.0% of Brazil’s total savings deposits (according to the Central Bank of Brazil);

•     the leader in BNDES onlendings, with R$6.2 billion in disbursements (according to BNDES);

•     one of the leaders in automobile financing loans, with a market share of 13.3% (according to the Central Bank of Brazil);

•     the leading bank in payments for over 11.6 million benefits to INSS retirees and beneficiaries, accounting for 32.1% of the total number of payments made by the INSS;

•     one of the leaders in leasing transactions in Brazil, with an outstanding amount of R$2.5 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (according to ABEL);

•     one of Brazil’s largest private fund and investment managers, through our subsidiary BRAM, with R$611.0 billion in assets under management (according to ANBIMA), taking into account managed portfolios;

•     one of the leaders in the third-party asset management business, with R$1.0 trillion in assets, of which R$429.2 billion are managed through our subsidiary and BEM DTVM (according to ANBIMA);

•     the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,529,142 quotas in three segments, including: (i) automobiles and motorcycles, with 1,223,164 quotas; (ii) real estate, with 234,952 quotas; and (iii) trucks, with 71,026 quotas (according to the Central Bank of Brazil);

•     we were also highly ranked in Export, Import and Trade Finance; and

•     the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 22.4% market share (according to SUSEP/ANS), through Grupo Bradesco Seguros, which mainly comprises: Bradesco Seguros S.A., or “Bradesco Seguros” and its subsidiaries: (i) Bradesco Vida e Previdência S.A., or “Bradesco Vida e Previdência”; (ii) Bradesco Capitalização S.A., or “Bradesco Capitalização”; (iii) Bradesco Auto/RE Companhia de Seguros S.A., or “Bradesco Auto/RE”; and (iv) Bradesco Saúde S.A., or “Bradesco Saúde”. The total revenues of Grupo Bradesco Seguros were R$73.7 billion in insurance premiums, pension plan contributions and capitalization bond income.

50 Form 20-F – December 2020

Form 20-F

4.B.30.01 Banking

In our banking segment, we offer a range of products and services to our customers including deposit-taking, granting of loans and advance payments, debit and credit card services and capital market solutions, through our extensive distribution network.

We have a diverse customer base that includes individuals and small, mid-sized and large corporates in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian market, middle- and low-income individuals.

The following table shows the bank income statement and other selected financial data for our banking segment for the periods indicated.

Year ended December 31,	Banking - R$ in thousands
	2020	2019	2018
Revenue from financial intermediation	74,335,609	113,402,430	110,639,034
Expenses from financial intermediation	(23,937,104)	(49,683,456)	(52,958,441)
Financial margin	50,398,505	63,718,974	57,680,593
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	(18,891,493)	(18,319,973)
Gross income from financial intermediation	25,130,418	44,827,481	39,360,620
Fee and commission income and income from banking fees	30,307,248	31,135,507	30,022,769
Personnel expenses	(17,714,158)	(23,072,600)	(18,102,452)
Other administrative expenses	(19,349,706)	(20,327,502)	(19,126,128)
Tax expenses	(5,476,957)	(6,203,188)	(5,660,519)
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	12,921	6,620
Other operating income / expenses	(15,634,441)	(21,082,041)	(11,943,485)
Operating profit	(2,737,867)	5,290,578	14,557,425
Non-operating income/( expense)	(284,469)	(537,428)	(929,396)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,508,637	10,431,415	(1,134,166)
Net Income	11,486,301	15,184,565	12,493,863
Total assets	1,435,481,875	1,264,627,391	1,251,749,713
Loans	513,216,763	457,392,375	411,492,655
Deposits from customers	545,292,743	366,227,540	340,748,196
Investment Funds and Managed Portfolios	1,023,287,047	1,000,818,236	940,538,078
Other funding sources (1)	631,387,903	606,477,819	586,990,407
(1) Includes securities sold under agreements to repurchase, borrowing and on-lending obligations, funds from issuance of securities and subordinated debt. For more information about our funding sources, see “Item 5.B.20 Liquidity and funding”.

4.B.30.01-01 Segmentation of Customers

To meet the needs of the biggest number of people we have democratized access to products and services, encouraging the process of financial inclusion, access banking services, social mobility and entrepreneurship. We do not make distinctions; we supply every customer with the same level of excellence and we continuously improve the way we provide services. We are aware of each customer’s profile and we have continuously improved the scale and diversification of our current model. These values extend to customers who are non-account holders, due to their significance and the potential of growth.

We have a segmented structure, for both individuals and companies, in order to offer flexibility and convenience in all areas in which we operate, ensuring we meet each customers’ needs.

Our customer base was composed of 70.2 million customers by the end of 2020.

51 Bradesco

4.B. Business Overview

➢	Bradesco Corporate

The Corporate segment is responsible for serving business groups and focused on both large and medium-sized companies. Its offices are located in the main financial centers and with a value proposal based on physical proximity and relationship with customers, offers customized services with a national reach and counts on a highly skilled team to fulfill customers’ needs through a wide portfolio of products, structured solutions and financial services.

To anticipate the solutions, it is important to strengthen the relationship with customers and to deliver a robust value proposal, Corporate is highly segmented by sectors, markets, sizes, nature of the companies, among other criteria, and these segments are combined into four large areas:

•	Large Corporate: a highly qualified team, with a sector approach, offer customized consultancy to serve the large Brazilian corporations in Brazil and worldwide;
•	Corporate: a specialized service for large companies, organized by market sector and physical structure in various cities in Brazil;
•	Corporate One: focused mainly on the middle market it also has a team focused on providing services to large companies. This area has a national presence in Brazil and a regionalized structure, composed of 66 Units located in the main cities and capitals distributed in 15 regional sectors and another 97 Corporate Spaces throughout Brazil; and
•	Multi & Institutional: the Institutional Segment is responsible for serving the Resource Managers, Pension Funds and Stock Brokers, offering Prime Brokerage services, which is centered on a team of professionals specialized in providing secure and efficient access to financial products and solutions to meet the needs of institutional customers. In addition, the segment also covers Multinationals who have a subsidiary in Brazil providing a differentiated service with specialized professionals who provide financial solutions and services for a better operation in the country.

➢	Bradesco Private Bank

Bradesco Private Bank offers exclusivity and works side by side with customers to maintain and manage family wealth across generations.

Designing innovative solutions to meet the ambitions and individual needs of each of our customers, we have a complete structure of Wealth Management involving liquid and illiquid assets, the best tools and investment structures to ensure the longevity of the family’s estate.

Customers have access to a complete platform, open and varied investments, local and international, exclusive funds, always counting on an experienced team of managers, economists and advisors, in addition to all of our business solutions including, among others, Banco de Investimentos BBI, Credit, Insurance, Broker, and Pension Plans.

Bradesco Private Bank currently has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring a nation-wide presence, in addition to the support of the units abroad located in Cayman, New York, Luxembourg, London and Miami.

52 Form 20-F – December 2020

Form 20-F

➢	Bradesco Varejo

The Bradesco Varejo service network includes 3,049 branches, 708 business units, 3,915 service centers (PAs), 822 electronic service centers (PAEs) and 39,100 Bradesco Expresso units (banking correspondents), in addition to thousands of ATMs.

By being present in all Brazilian municipalities, Bradesco Varejo has a prominent role in the use of banking services by Brazilians, frequently being the first interaction, a customer has with a financial institution. In this way we contribute to the development of individuals and the communities where they live.

➢	Bradesco Prime

Bradesco Prime is tailored towards high-income individuals and operates across Brazil. Bradesco Prime uses a full relationship model to fit users' profiles and needs, providing access to effective financial planning and customized solutions evaluated by qualified professionals. Its mission is to be the customer's first choice bank, focusing on quality of service and the provision of appropriate solutions for its users.

•	Program of benefits: exemption of up to 100% on the value of the Service Package and exemption on annuity of our credit cards, in accordance with the volume of investments and/or concentration of the customer’s spending, plus up to 12 days without interest in the Special Overdraft in accordance with the volume of investments;
•	Viva|Prime program: a relationship platform that offers discounts on gastronomy, entertainment, travel and miscellaneous products, exclusive experiences in Cinemark Rooms, Teatro Bradesco (theater), Livelo, Menu Program, among others;
•	Recommended investment portfolios: suggested by a certified and highly qualified team based on the analysis of the investor’s profile (API) that seeks to diversify the best ratio between risk and return;
•	Capillarity: wide Branch Network, Bradesco Prime Spaces and Platforms throughout the country, offering convenience and total privacy so customers can tend to their business affairs;
•	Relationship manager: qualified professionals who support the customer in managing their resources, considering their needs and moment of life; and
•	PIC (Prime International Center): remote service for foreign customers in Brazil.

Bradesco Prime has been, throughout its existence, investing in technology, in the improvement of relationships and in the training of its professionals. One of its main assets is to always provide the best experience to its customers. It established a prominent position in the Brazilian market of banking services for high-income customers and has consolidated its position as one of the largest banks in the segment.

➢	Non-Account Holders

In 2018, we created an area dedicated to strengthening the relationship with individual and corporate customers who used at least one of our products. By recognizing the customer’s profile and portfolio combination, we seek to provide financial products with personalized offers through both physical and digital channels.

The purpose of the area is to coordinate offers and approaches, as well as facilitate the access to financial products, creating new channels and experiences supported by innovation in processes and technology.

In 2019, we focused on the adequacy of proprietary channels of the bank to sell digital products to non-account holders, and we launched the sales portal in November 2019.

53 Bradesco

4.B. Business Overview

During 2020 we carried out adherence tests for the propensity models, using processes of continuous improvement focused on the commercial performance and analysis of the potential for consumption. The study was developed in conjunction with various areas and their distribution was performed by means of the digital channels of the Organization. The propensity (tendency) models currently used by the Department relate to the consumption of products, thus enabling us to be more assertive and efficient in the offer, adapting the product to the profile and moment of the customer's life.

Additionally, we made a further 16 products available to our customers digitally, thereby increasing our portfolio. In addition, we advanced in our discussions about the creation of the organizational marketplace and starting building this platform in 2021.

4.B.30.01-02 Products and banking services

In order to meet the needs of each customer, we offer the following banking products and services:

4.B.30.01-02.01 Deposit accounts

We offer a variety of deposit accounts to our customers, including:

•	checking accounts, such as:
o	Conta Fácil (Easy Account) – a checking account and a savings account under the same bank account number, using the same card, for individuals and companies;
o	Click Conta (Click Account) – checking accounts for children and young people from 0 to 17 years of age, with an exclusive website, debit card, automatic pocket money service and free online courses and exclusive partnerships, among other benefits; and
o	Conta Universitária (Academic Account) – low fee checking account for college students, with subsidized credit conditions, student loans, exclusive website, free online courses and exclusive partnerships, among other benefits.
•	traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial, known as the TR, plus 0.5% monthly interest in case the SELIC rate target is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate target if the SELIC rate target is equal to or lower than 8.5% p.a.; and
•	time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário or CDBs), and earn interest at a fixed or floating rate.

As of December 31, 2020, we had 32.3 million checking account holders, 30.6 million of which were of individuals and 1.7 million of which were of companies. As of the same date, we had 69.9 million savings accounts.

In 2020, in line with Circular No. 3,988/20 creating procedures and additional conditions for the opening, maintenance and closure of deposit accounts by financial institutions, we must suspend the authorization of the respective representative, agent or proxy to the transactions of the deposit accounts of a company's ownership we hold, if some serious irregularities are verified in the registration of these agents in the Individual Taxpayer’s ID (CPF).

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

December 31,	R$ in thousands, except %
	2020		2019		2018
Deposits from customers
Demand deposits	50,247,334	9.2%	37,283,988	10.2%	34,178,563	10.0%
Reais	47,780,683	8.8%	35,982,521	9.8%	32,605,941	9.6%
Foreign currency	2,466,651	0.5%	1,301,467	0.4%	1,572,622	0.5%
Savings deposits	136,698,248	25.1%	114,177,799	31.2%	111,170,912	32.6%
Reais	136,698,248	25.1%	114,177,799	31.2%	111,170,912	32.6%
Time deposits	358,347,161	65.7%	214,765,753	58.6%	195,398,721	57.3%
Reais	327,874,747	60.1%	198,077,456	54.1%	181,698,519	53.3%
Foreign currency	30,472,414	5.6%	16,688,297	4.6%	13,700,202	4.0%
Total	545,292,743	100.0%	366,227,540	100.0%	340,748,196	100.0%

54 Form 20-F – December 2020

Form 20-F

4.B.30.01-02.02 Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product on the dates indicated:

December 31,	% of total portfolio	R$ in thousands
	2020	2020	2019	2018
Companies	50.0%	256,810,316	226,976,385	218,944,963
Financing and On-lending	21.1%	108,461,841	104,138,378	105,672,794
Financing and export	10.0%	51,461,844	47,484,556	47,626,728
Housing loans	3.6%	18,538,907	16,822,185	22,415,363
Onlending BNDES/Finame	3.3%	16,691,762	16,643,236	18,947,583
Vehicle loans	2.6%	13,589,893	12,040,355	7,828,417
Import	1.1%	5,696,949	8,398,252	6,850,465
Leases	0.5%	2,482,486	2,749,794	2,004,238
Borrowings	27.4%	140,384,792	111,327,898	102,614,435
Working capital	17.8%	91,405,458	57,887,358	55,739,546
Rural loans	1.0%	4,956,707	5,525,886	5,459,694
Other	8.6%	44,022,627	47,914,654	41,415,195
Operations with limits (1)	1.6%	7,963,683	11,510,109	10,657,734
Credit card	0.8%	3,966,504	4,000,712	3,105,494
Overdraft for corporates/ Overdraft for individuals	0.8%	3,997,179	7,509,397	7,552,240
Individuals	50.0%	256,406,447	230,415,990	192,547,692
Financing and On-lending	18.1%	93,134,830	78,615,264	67,861,394
Housing loans	11.5%	59,064,431	44,175,642	38,179,023
Vehicle loans	5.4%	27,818,022	28,350,727	23,246,610
Onlending BNDES/Finame	1.2%	6,105,589	5,872,331	6,222,532
Other	0.0%	146,788	216,564	213,229
Borrowings	23.1%	118,655,689	105,427,418	83,968,350
Payroll-deductible loans	13.6%	69,897,126	63,144,951	51,284,334
Personal credit	4.7%	24,033,559	24,338,888	16,858,123
Rural loans	1.6%	8,419,040	8,543,433	7,894,249
Other	3.2%	16,305,964	9,400,146	7,931,644
Operations with limits (1)	8.7%	44,615,928	46,373,308	40,717,948
Credit card	8.0%	41,229,795	41,353,388	36,447,880
Overdraft for corporates/ Overdraft for individuals	0.7%	3,386,133	5,019,920	4,270,068
Total portfolio	100.0%	513,216,763	457,392,375	411,492,655
(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2020	2019	2018
Borrower size
Largest borrower	2.1%	1.9%	2.2%
10 largest borrowers	7.5%	7.7%	9.1%
20 largest borrowers	10.9%	11.3%	12.9%
50 largest borrowers	15.7%	16.7%	18.6%
100 largest borrowers	19.2%	20.1%	22.9%

➢	Financing and Onlending

•	Import and export financing

Our Brazilian foreign-trade related business consists of providing financial services to our customers in their export and import activities.

55 Bradesco

4.B. Business Overview

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or ACCs, and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or ACEs.

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as NCEs and CCEs), and Export Financing Program with rate equalization – PROEX.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 914 correspondent banks abroad, 37 of which credit/guarantee lines as of December 31, 2020.

•	Housing Loans

As of December 31, 2020, we had 259.3 thousand financing contracts.

Housing loans are provided for: (i) the acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

Financings for the acquisition of residential real estate have a maximum term of up to 30 years and annual interest rates of 6.7% to 12.0% p.a., plus TR, while commercial real estate financings have a maximum term of up to ten years and annual interest rates of 10.5% to 15.0% p.a. plus TR. In addition, in 2020 we launched the pricing in savings rate plus 3.99% p.a.

Financings for construction, also known as the Businessman Plan, have a construction term of up to 36 months and interest rate of 8.5% to 16% p.a. plus TR, and a six-month grace period for the realization of transfers to borrowers. We also launched for that line the pricing with floating rates.

Central Bank of Brazil regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

•	Onlending BNDES/Finame

The BNDES is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, in carrying out their plans for modernization, expansion and implementation of new business, with the potential of generating jobs, income and social inclusion in Brazil. Its portfolio has certain products and programs to provide government-funded long-term loans with different interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers’ credit. Although we bear the risk for these BNDES and Finame onlending transactions, these transactions are always secured.

In 2020, we disbursed R$6.2 billion, 94.5% of which were loaned to micro, small and medium-sized enterprises.

•	Vehicle loans

We are acting through partnerships in the consumer financing for the purchase of new and used vehicles for individuals and companies in the chain, which comprises assembler, dealers and consumers. In addition to offering these services through our extensive network of branches, Bradesco Financiamentos also offers loans and leasing for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

56 Form 20-F – December 2020

Form 20-F

•	Leasing

As of December 31, 2020, we had 5,289 active leasing agreements. According to ABEL, our leasing companies were among the sector leaders, with a 23.3% market share in Brazil, considering the current value of R$11.3 billion on the market portfolio.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 33.0% of our transactions were for vehicles (vehicle, bus, micro-buses and trucks).

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

➢	Borrowings

•	Working Capital

Line of credit destined to companies with the aim of covering expenses or investments inherent in the company’s working capital, such as: payment of 13th salary, stock renewal, training and other.

•	Personal credit / Payroll-Deductible Loans

They are loans with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees, to public servants and to the private sector.

The average term of these operations is 57 months and interest rates range from 1.5% to 3.0% p.a., as of December 31, 2020.

•	Rural loans

The provision of loans and financing to the agribusiness sector is carried out with resources:

o	From the demand deposit, where there is a requirement by the Central Bank of Brazil for the investment of 27.5% of the Value Subject to Collection (VSR), which is called RO – Obligatory Resources, with a portfolio of R$9.4 billion on December 31, 2020, with maximum rates from 2.75% p.a. to 6.0% p.a. as the rule of investment of the MCR (Manual of Rural Credit), whereby the average rate of the portfolio is 5.4% p.a.;
o	From the Bank’s Treasury for the operations, with a portfolio of R$3.9 billion on December 31, 2020 and the average rate of the portfolio of 7.9% p.a.; and
o	BNDES onlending, through lines directed to the sector of Agribusiness, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 10 years and an average rate of 7.4% p.a.

The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually aligned with the property/mortgage and machines, the latter being valid for the financing of goods.

In April 2020, Law No. 13,986/20 was enacted allowing Bank Credit Bills (CCB) and Rural Credit Bills (CCR) to be issued in book-entry form, as an alternative to written form, whereby the Central Bank of Brazil is responsible for establishing the conditions for the electronic bookkeeping activity, authorizing its exercise and supervising the entities that will execute it. Accordingly, the Central Bank of Brazil issued Circular No. 4,036/20, which regulates the bookkeeping activities by financial institutions. Under these new standards, the financial institutions may only perform the bookkeeping of CCBs and CCRs representing their own loans, in which the bookkeeping issuance of the CCB and CCR will be carried out through the electronic bookkeeping system of the financial institutions.

57 Bradesco

4.B. Business Overview

➢	Operations with limits
•	Credit card

We offer a comprehensive range of credit cards to our customers including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

o	exchange fees on purchases carried out in commercial establishments;
o	issuance fees and annual fees;
o	interest on credit card balances;
o	interest and fees on cash withdrawals through ATMs; and
o	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers a complete line of credit cards and related services, including:

o	international credit cards for different audiences, accepted in Brazil and abroad;
o	credit cards directed toward high-net-worth customers, such as “The Platinum Card”, “Infinite”, “Black”, “Nanquim”, “Diners” and “Aeternum” from Elo, Visa, American Express and MasterCard brands;
o	cards destined for corporate customers, geared for business expenses and control of expenditure;
o	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
o	co-branded credit cards, which we offer through partnerships with companies;
o	private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, prepaid and money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (method of payment brand) and Banco Digio (digital bank focused on credit card issuance and other financial products). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, one of the highlights of which is a partnership with C&A.

As of December 31, 2020, we had several partners with whom we offered co-branded and private label/hybrid credit cards. That has allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

	In millions
	2020	2019	2018
Transaction Volume - R$	192,814.1	205,845.0	189,155.0
Number of transactions	1,969.6	2,262.9	2,104.8

•	Overdraft for individuals

The overdraft limit is a line of credit available on checking accounts with automatic renewal for emergencies when there is no available balance in the account. For corporate customers, we offer a business check to meet the emergency needs of companies.

58 Form 20-F – December 2020

Form 20-F

•	Overdraft for companies

Overdraft for companies is a revolving credit limit for corporate entities to meet the emergency needs of a customer. The limit of the overdraft for companies allows the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be; a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

•	Emergency Employment Support Program

In April 2020, the President of the Republic amended Provisional Measure No. 944/20 (PM No. 944/20), instituting the Emergency Employment Support Program, for the implementation of loans for entrepreneurs, corporations and cooperatives, with the exclusion of loan companies, to finance the payment of their payroll to their employees, converted into Law No. 14,043/20. Law No. 14,043/20 establishes the requirements for the lines of credit to be granted as part of the framework of the Emergency Program, which will cover the entire payroll of the contractor, for a period of four months, limited to the equivalent of up to two times the minimum salary per employee. The law also establishes the requirements that financial institutions must observe when lending under the program, which has (i) an interest rate of 3.75% per annum on the amount granted; (ii) a period of 36 months for the payment; and (iii) a grace period of six months to start paying, with capitalization of interest during this period.

As a result of the Provisional Measure No. 944/20, the CMN issued Resolution No. 4,800/20, later revoked by Resolution No. 4,846/20, which updated the provisions of Resolution No. 4,800/20 in line with conversion of PM No. 944/20 in Law No. 14,043/20. Such resolutions provide for guidelines, limits and conditions for participation in loans to finance as part of the framework of the Emergency Program. The financial institutions that participate in the Emergency Program will fund the payroll, and should observe the annual gross revenues of the entity financed, in addition to conditions relating to amounts, maturity and interest.

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

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank of Brazil’s risk rating system has nine categories ranging from “excellent” to “very poor”. In line with our commitment to the ongoing development of our methodologies, the credit risk rating for our customers /economic groups is based on a range of 18 levels, of which 14 represent accrual loans. This ensures greater adherence to the requirements set forth in the Basel Accords. For more information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of Loans and Advances”.

The lending limits set for our branches reflect size and collateral provided for loans. However, branches have no authorization to approve an application for loan from any borrower who:

o	is rated less than “acceptable” under our internal credit risk classification system (score and rating);
o	has an outdated record; and
o	has any relevant loan restrictions.

We have credit limits for each type of loan and we pre-approve credit limits for our individual and corporate customers and presently extend credits to the public sector only under very limited circumstances. In all cases, funds are only granted once the appropriate body has approved the credit line.

59 Bradesco

4.B. Business Overview

We review the credit limits of our large corporate customers every 180 days. Credits extended to other customer, including individuals, small and medium-sized enterprises, are reviewed every 90 days.

Our maximum exposure per customer (e.g., individuals, companies or other economic groups) is determined by customer rating and the aggregate maximum exposure is limited to 15.0% of our Reference Equity.

Any cases in which the maximum level of exposure per customer exceeds the thresholds as set out in the table below or in which the total exposure equals or exceeds R$5.0 billion are required to be submitted to the Board of Directors for approval.

Customer Rating	As a % of Tier I Capital
AA1	15
AA2	12.5
AA3	11
A1	9.5
A2	8.5
A3	7
B1	5.5
B2	4.5
B3	3
C1	1.5
C2	0.9
C3	0.7
C4	0.5
D	0.4

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

60 Form 20-F – December 2020

Form 20-F

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

We provide our branches with tools that allow them to analyze loans and advances for individual customers in a rapid, efficient and standardized manner and to produce the corresponding loan contracts automatically. With these tools, our branches can respond quickly to customers, keep costs low, and control the risks inherent to consumer credit in the Brazilian market.

The following table shows limits established for approval of loans to individuals outside the discretion of our branches:

Total Risk Amount	R$ in thousands

Decision-making authority
Credit department	up to 20,000
Credit director	up to 25,000
Decision Credit Meeting	up to 40,000
Executive credit committee (Daily Meeting)	up to 150,000
Executive credit committee (Plenary Meeting)	up to 5,000,000
Board of Directors	over 5,000,000

•	Loans and advances to corporate customers

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

61 Bradesco

4.B. Business Overview

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
(4) Branch with total deposits equal to or above R$15,000,000; and
(5) Branch with exclusive middle market companies.

The following table shows limits established for approval of loans to corporate customers outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision-making authority
Credit department	up to 20,000
Credit director	up to 25,000
Decision Credit Meeting	up to 40,000
Executive credit committee (Daily Meeting)	up to 150,000
Executive credit committee (Plenary Meeting)	up to 5,000,000
Board of Directors	over 5,000,000

In order to serve our customers’ needs as soon as possible and securely, the Credit Department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

o	in the “Varejo”, “Prime” and “Private – Individuals” segments, we consider the individual’s reputation, credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), the bank indebtedness and history of their relationship with us, checking loans and advances for repayment dates and rates as well as the guarantees involved;
o	in the “Varejo – Empresas e Negócios” segment, in addition to the points mentioned above, we focus on the owners of the relevant company, as well as considering the length of time in business and monthly revenues;
o	in the “Corporate One”, “Corporate” and “Large Corporate” segments, management capability, the company/group’s positioning in the market, its size, the economic development, cash flow capability, and business perspectives, our analysis always includes the applicant, its parent company/subsidiaries, and the type of business; and
o	our analysis also extends to social and environmental risks for projects that require customers to show compliance with social and environmental regulations and the Equator Principles, consisting of socio-environmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank’s financial arm.

62 Form 20-F – December 2020

Form 20-F

•	Collection and Loan Recovery

We have a department that focuses on the collection and recovery of loans, seeking to reduce the rates of delinquency and losses, as well as to maintain our relationship with customers. By using our own statistical models, updated periodically, which separate debtors according to levels of risk and likelihood of payment, our collection strategies are more assertive and efficient.

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

4.B.30.01-02.03 Cash Management Solutions

➢	Management of accounts payable and receivable – In order to meet the cash management needs of our customers in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, electronic channels and mobile, all of which provided more speed, stability and security for customer data and transactions. Our solutions include receipt and payment services; and resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our customers’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

➢	Solutions for receipts and payments – In 2020, we settled 1.3 billion invoices through the services of Cobrança Bradesco and 538.6 million of receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 1.2 billion documents related to payments to suppliers, salaries and taxes.

➢	Global Cash Management – Global Cash Management aims at structuring solutions to foreign companies that want to operate in the Brazilian market and to Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive customer service team offer customized products and services to identify solutions for companies.

➢	Niche Markets – We operate in various niche markets, such as franchise business, Individual Microentrepreneur (MEI), education, health, condominiums, country clubs, transportation, religion, and among others, where our customers have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized service. We have approximately 512 agreements in place with franchising companies, generating numerous opportunities to open new checking accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Groups (APLs), by providing service to businesses and assistance to these customers.

63 Bradesco

4.B. Business Overview

Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 423 APLs throughout the country.

Microentrepreneurs use the MEI Portal in addition to products and services that fit their business, including free services provided by partners to meet their day-to-day needs.

4.B.30.01-02.04 Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services to identify business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website, developed for our customers, offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services.

Our commercial relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have 9 Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities according to the Brazilian GDP, in addition to 35 Platforms that operate in the Retail sector providing services to the City Halls and other Authorities.

In 2020, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.5 million retirees and pensioners.

4.B.30.01-02.05 Management and administration of third-party funds

BEM DTVM and Bradesco provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

BRAM also conducts the management of third-party resources, where it is responsible for investment decisions:

BRAM manages third-party funds through:

•	mutual funds;
•	managed portfolios;
•	exclusive funds; and
•	receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), FIIs (Real Estate Investment Funds) and ETFs (Exchange Traded Funds).

➢	Management of funds and portfolios – On December 31, 2020, BRAM managed 1,573 funds and 618 portfolios, providing services to 3.0 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate One, Corporate, Large Corporate, Private and Varejo (Retail) (for more information on our segmentation, see “4.B.30.01-01 Segmentation of Customers”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds, as calculated under the applicable accounting standards required by the CVM for each type of fund, and portfolios, which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

64 Form 20-F – December 2020

Form 20-F

Equity under Management by Type of Investment as of December 31	R$ in thousands(1)
	2020	2019
Investment Funds
Fixed income	453,016,864	492,730,111
Variable income	21,133,265	18,592,866
Multimarket	54,930,964	49,102,026
Total	529,081,094	560,425,003
Managed Portfolios
Fixed income	68,861,529	57,832,718
Variable income	13,026,240	9,631,860
Total	81,887,769	67,464,578
Overall Total	610,968,863	627,889,581
(1) Amounts shown are funds of third parties and are not derived from our books and records. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.
As of December 31,	2020		2019
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,573	2,953,465	1,282	3,137,303
Managed Portfolios	618	1,069	490	1,079
Overall Total	2,191	2,954,534	1,772	3,138,382

➢	Administration of third-party funds – On December 31, 2020, BEM DTVM and Bradesco provided administration service to 3,828 funds, 518 portfolios and 64 investment clubs, providing services to 3.0 million investors.

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period.

Equity under Administration by Type of Investment as of December 31	R$ in thousands (1)
	2020	2019
Investment Funds
Fixed income	720,886,130	724,190,789
Variable income	91,310,877	86,296,909
Third party share funds	103,169,477	98,960,275
Total	915,366,483	909,447,973
Investment Clubs and Managed Portfolios
Fixed income	68,861,529	57,832,718
Variable income	13,026,240	9,631,860
Third party share funds	26,032,795	23,905,685
Total	107,920,564	91,370,263
Overall Total	1,023,287,047	1,000,818,236
(1) Amounts shown are funds of third parties and are not derived from our books and records. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2020		2019
	Number	Quotaholders	Number	Quotaholders
Investment Funds	3,828	3,007,567	3,308	3,182,488
Managed Portfolios	518	-	490	-
Investment Clubs	64	551	66	589
Overall Total	4,410	3,008,118	3,864	3,183,077

65 Bradesco

4.B. Business Overview

4.B.30.01-02.06 Services related to capital markets and investment banking activities

As our investment bank, Bradesco BBI is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income transactions of securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2020, Bradesco BBI received awards in the following categories: They are: “Best Investment Bank in Latin America” and “Best Fixed Income Investment Bank in Latin America” by Global Finance.

In 2020, Bradesco BBI advised customers in a total of 200 operations across a range of investment banking products, totaling approximately R$333.1 billion.

➢	Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2020, Bradesco BBI advised on 23 disclosed transactions that amounted to R$86.8 billion.

➢	Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2020, Bradesco BBI coordinated 31 stock market operations with bids totaling over R$97.2 billion.

➢	Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2020, Bradesco BBI coordinated a total of R$149.1 billion in the capital market and a total of 146 transactions. We can highlight in fixed income:
•	Operations in the Local Market – Bradesco BBI ended the year with great prominence in the local fixed income market. In 2020, Bradesco BBI advised 65 local Fixed Income transactions involving a total amount of approximately R$47.1 billion;
•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2020, Bradesco BBI successfully participated in the launch of 34 projects, totaling more than R$33.5 billion in investments;
•	Structured operations – Bradesco BBI structures customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2020, Bradesco advised 30 structured operations for different customers, with a total amount of more than R$18.4 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market, advising 17 transactions, with an amount of R$50.1 billion.

4.B.30.01-02.07 Investment Platform

We have an investment platform that aims to provide customers with differentiated investment advisory services, remotely and in person, covering all of Banco Bradesco's, Ágora Investimentos' and Pension Fund's products, considering the customer's needs and profile.

The investment advisory service, in addition to using the services of the branch network managers, has an investment specialist team. The customers also benefit from suggested portfolios that combine a diversity of financial products and are established monthly, based on the customer's profile and national and international market perspectives.

66 Form 20-F – December 2020

Form 20-F

4.B.30.01-02.08 Intermediation and trading services

➢	Ágora Investimentos

Ágora is an open and independent investment platform, which offers its own and third-party products to all types of investors (individuals or legal entities), account holders or non-account holders of Bradesco. Through the Ágora app or the agorainvestimentos.com.br website, it is possible to register completely digitally and online, and in a few minutes, the customer already has access to our platforms, reputing with curatorship in the selection of the best investment products on the market from a complete portfolio with more than 800 selected investment products so that our customers can invest with all security and convenience.

In addition, the Ágora customer has personalized advice, exclusive content, extensive coverage of companies listed on the stock exchange and information updated daily, including recommendations from our analysts and experts throughout the trading session, which assist in decision making to invest in various options according to their profile and objective, among more than 400 options between fixed income securities issued by the bank and privately, Tesouro Direto (Government or Treasury Bonds) and Public Securities; a diversified portfolio with more than 200 funds, gathering more than 70 renowned manager; exclusive COEs (Structured Operations Certificate) and private pension plans; in addition to our Home Broker that brings in an agile and dynamic way the entire stock market, futures, options, BDRs (Brazilian Depositary Receipts), ETFs and Real Estate Funds listed on B3.

Ágora also offers its clients the opportunity to enter the stock market, following their recommended stock portfolios, with 5 exclusive strategies (Top 10, Aggressive, Small Caps, Dividends and Top Green), whose criteria and indices are monitored and measured by the risk rating agency Standand & Poor's, being the only broker in the country to have this follow-up in recommended portfolios and we also offer the option to follow these strategies through exclusive funds with same strategies with initial application from R$ 1.00.

Over the last year Ágora has established relevant partnerships: it is the official investment house of next (with more than four million customers) and has consolidated a cross-platform project with Grupo Estado (with emphasis on the e-investor news portal), which offers high quality and independent content, capable of impacting about 31 million users.

At the end of 2020, Ágora reached 547,700 customers, with a growth of 49.2% compared to the end of 2019 (367,100 customers). In the same reference base, it reached R$ 62.4 billion in custody, representing a 9% growth in the period, maintaining the position of third largest retail broker in the country, according to the ranking of assets in the custody of individuals in B3.

In the Operational Qualifying Program (PQO) of B3, Ágora received the excellence seals (in Carrying Broker, Execution Broker and Retail Broker), indicating the high quality of its operational services rendered to the market and customers. Ágora also has the Certifies Seal, providing even more safety and transparency in the investments registered in B3.

➢	Bradesco Corretora

In 2020, Bradesco S.A. CTVM, or Bradesco Corretora, provided services exclusively to the institutional segment, offering a full service of investment analysis which covers the main industries and companies in the Brazilian market, with a team composed of 36 sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers’ specific demands, focused on the capital market. Over 450 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary market, negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

Regarding B3 variable income markets in 2020, Bradesco Corretora traded R$647.4 billion and ranked ninth in Brazil in terms of total trading volume.

67 Bradesco

4.B. Business Overview

In addition, in the same period, Bradesco Corretora traded 316.9 million futures, forwards, swaps and options totaling R$20.3 trillion in B3. In 2020, Bradesco Corretora ranked ninth in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora remains adherent to the Operational Qualifying Program (PQO), maintaining the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), confirming the high quality of its future transactions and variable income markets. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently B3).

4.B.30.01-02.09 Capital market solutions

In 2020, we were one of the main providers of capital market services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs, quotas of investment funds, CRIs and debentures); custody of shares backed by DR – Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account – Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary management for investment funds.

Bradesco Custódia has Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which includes the issuance of the Control Assurance report in a Service Provider Organization. These certifications expand our structures of controls, increasing the level of effectiveness and quality of processes.

As of December 31, 2020, the set of the services provided by us, which we call Bradesco Custódia was composed of:

➢	Custody and controllership services for investment funds and managed portfolios involving:
•	R$1.9 trillion in assets under custody;
•	R$2.8 trillion in assets under controllership; and
•	R$244.2 billion in market value, related to 31 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

➢	Fiduciary management for funds, investment clubs and managed portfolios involving:
•	R$1.0 trillion total shareholders’ equity of investment funds under fiduciary management by Banco Bradesco and BEM – DTVM in investment funds, portfolios and investment clubs.

➢	Securities bookkeeping:
•	245 member companies of the Bradesco Book-entry Stock System, with 9.6 million shareholders;
•	449 companies with 730 issues in the Bradesco Book-Entry Debenture System, with a market value of R$650.5 billion;
•	1,039 investment funds in the Bradesco Book-Entry Quotas System (value of R$96.4 billion); and
•	33 BDRs programs managed, with a market value of R$1.8 billion.

➢	Depositary (Escrow Account – Trustee):
•	24,606 contracts, with a financial volume of R$15.1 billion.

68 Form 20-F – December 2020

Form 20-F

4B.30.01-02.10 International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking.

As of December 31, 2020, we had 3 foreign Branches, 12 Subsidiaries and 2 Representative offices.

Recently, we concluded the acquisition of BAC Florida Bank and its subsidiaries to offer a complete platform of banking and investments products and services also in the United States.

Branches
New York	Banco Bradesco
Grand Cayman	Banco Bradesco
London	Banco Bradesco Europa
Subsidiaries
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
Bradesco BAC Florida Investments
Bradesco Global Advisors
Representative Office
Miami	Banco Bradesco
Hong Kong	Banco Bradesco

Our International and Exchange Area in Brazil coordinates our international transactions with support from 12 operational units specialized in foreign exchange and 18 points of service which are part of the Bradesco Corporate Segment (Segmento Bradesco Corporate). This structure is located at major exporting and importing areas nationwide.

➢	Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$40.3 billion, as of December 31, 2020, denominated in currencies other than the real.

Funding required for financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to R$29.0 billion (US$5.6 billion) during 2020 and funding transactions amounted R$13.6 billion (US$2.6 billion), as an additional source of funding.

The following is a brief description of our subsidiaries abroad:

•	Bradesco Europa – Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to customers of the private banking segment.
•	Bradesco Argentina – It was set up with the purpose of granting assistance, largely to multinational companies acting in bilateral trades.
•	Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade.

69 Bradesco

4.B. Business Overview

•	Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:
o	Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds for Banco Bradesco S.A., placement of IPOs for Brazilian companies; distribution of research reports and corporate access services;
o	Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for Banco Bradesco S.A. in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and
o	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.
•	Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.
•	Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.
•	Bradescard Mexico – The business unit of credit card issuance.
•	Bradesco BAC Florida Bank – Commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional customers.
•	Bradesco BAC Florida Investments – Broker dealer that offers a complete and open platform of investments for Private, high-income, corporate and institutional customers.
•	Bradesco Global Advisors – Investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income customers.

➢	Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2020		2019		2018
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	139,659,074	96.5%	144,446,167	96.5%	141,319,794	96.9%
Overseas operations	5,020,751	3.5%	5,309,214	3.5%	4,564,935	3.1%
Total	144,679,825	100.0%	149,755,381	100.0%	145,884,729	100.0%

➢	Banking operations in the United States

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

70 Form 20-F – December 2020

Form 20-F

➢	Import and export financing

See information in “Financing and Onlending Operations – Import and Export Financing”, item “4.B.30.01-02.02 Loans and advances to customers”.

➢	Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•	foreign loans to customers (Law No. 4,131/62);
•	working capital abroad;
•	WEB exchange contracts;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	domestic currency account for foreign domiciled customers;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	prepaid cards with foreign currency (individuals and companies);
•	purchasing and selling of foreign currency paper Money;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

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

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2020, registered total sales of 1,529,142 outstanding quotas; net income of R$1.4 billion; and fees from consortiums of R$1.9 billion. The company also manages a total volume of transactions of over R$80.2 billion.

4.B.30.02 Insurance, pension plans and capitalization bonds activities

We offer insurance products, pension plans and capitalization bonds through several corporate entities, which we refer to collectively as “Grupo Bradesco Seguros”, is a leader in the Brazilian insurance market.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated:

71 Bradesco

4.B. Business Overview

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2020	2019	2018
Financial margin and other income from insurance, pension plans and capitalization bonds	12,177,990	14,941,642	13,567,258
Fee and commission income	1,875,701	2,028,371	2,169,807
Personnel expenses	(1,903,919)	(2,030,224)	(1,643,734)
Other administrative expenses	(1,524,278)	(1,495,894)	(1,609,750)
Tax expenses	(1,038,918)	(1,110,470)	(960,453)
Share of profit (loss) of unconsolidated and jointly controlled companies	98,937	276,165	206,272
Other operating income / expenses	(1,033,754)	(734,635)	(998,070)
Operating profit	8,651,759	11,874,955	10,731,330
Non-operating income	(197,204)	26,800	32,145
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(3,425,110)	(4,490,945)	(4,374,553)
Net Income	5,029,445	7,410,810	6,388,922
Total assets	338,923,828	325,767,085	304,004,114
Technical provisions for insurance, pension plans and capitalization bonds	284,606,330	274,764,876	258,755,207

4.B.30.02-01 Insurance products and services, pension plans and capitalization bonds

With the objective of meeting the needs of each customer, we offer a range of products and services, such as:

4.B.30.02-01.01 Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2020, there were 31.9 million life insurance policyholders.

4.B.30.02-01.02 Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large corporates wishing to provide benefits for their employees.

On December 31, 2020, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A. (Mediservice) had more than 3.6 million beneficiaries covered by company plans and individual/family plans. Approximately 159 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 43 of the top 100 largest companies in the country.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2020, it included 11,128 laboratories, 17,657 specialized clinics, 15,302 physicians and 2,086 hospitals located throughout the country.

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

Retail property/casualty insurance is for Individuals, particularly those with residential and/or equipment related risks and small and medium-sized enterprises whose assets are covered by multi-risk business insurance. Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable and highly profitable product. For companies, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers’ and business needs, according to their industry sector, and “Bradesco Seguro Condomínio” customized according to the reality of each undertaking.

72 Form 20-F – December 2020

Form 20-F

As of December 31, 2020, Bradesco Auto/RE had 1.6 million insured automobiles and 1.1 million property/casualty policies and notes, making it one of Brazil’s main insurers.

4B.30.02-01.04 Supplementary pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio. For purposes of the income tax return, the PGBL enables its participants to deduct from their taxable income the amount of their contributions, up to a limit of 12.0% of the total gross income. The participants of these funds are taxed upon the redemption of quotas, and/or receipt of benefits.

As of December 31, 2020, Bradesco Vida e Previdência accounted for 20.6% of the supplementary pension plans in terms of contributions, according to SUSEP. On December 31, 2020, Bradesco Vida e Previdência accounted for 24.2% of all supplementary pension plan assets under management: 22.4% of VGBL, 22.5% of PGBL and 50.2% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. Open private pension entities are those available to all individuals and companies wishing to join a benefit plan by making regular contributions. Closed supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage open supplementary pension plans covering 2.9 million participants, totaling a balance of R$251.8 billion.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant’s taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption and/or when benefits are paid out, tax will be levied on the income accrued, pursuant to current legislation.

These plans can be employed either individually as well as in business plans. Individual plans represent 58.4% of the total number of participants and the business plans account for 15.6% of the technical provisions.

The plans being commercialized allow contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to the specific needs for this type of customers.

Bradesco Vida e Previdência earns revenues primarily from:

•	Traditional, PGBL and VGBL plan contributions, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

73 Bradesco

4.B. Business Overview

4.B.30.02-01.05 Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$20 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$1.4 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus interest over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2020, we had around 7.0. million “traditional” capitalization bonds and around 16.5 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customers to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value. At the end of 2020, Bradesco Capitalização had approximately 23.5 million capitalization bonds and 2.5 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is “brAA-/Stable/--”, assigned by S&P Global rating agency, as last reviewed on April 3, 2020.

4.B.40 Distribution channels

4.B.40.01 Banking

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels (1) - Units	2020	2019	2018
Service Stations	79,870	80,279	76,122
- Branches	3,395	4,478	4,617
- PAs - Service Points	4,623	4,054	3,816
- PAEs - ATMs located on a company´s premises	822	874	907
- Banco24Horas Network (2)	15,235	14,763	12,697
- Bradesco Expresso (Banking Correspondents)	39,100	39,100	39,100
- Bradesco Financiamentos	16,620	16,938	14,912
- Losango Customer Service Points	58	58	60
- Branches, Subsidiaries and Representation Office, Abroad	17	14	13
ATMs	54,522	57,720	58,099
- Bradesco Network	30,694	33,900	34,997
- Banco24horas Network	23,828	23,820	23,102
(1) We offer products and services also through digital channels such as: (i) contact center; (ii) mobile app; and (iii) internet banking;
(2) Including overlapping ATMs within Bradesco´s own network and Banco24Horas network; and

4.B.40.02 Insurance, pension plans and capitalization bonds activities

We sell our insurance, pension plan and capitalization products through our website, our branches, brokers based in our network of bank branches and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

74 Form 20-F – December 2020

Form 20-F

	% of total sales, per product
	2020	2019	2018
Insurance products
Sales through the branches	39.8%	38.1%	38.0%
Sales outside the branches	60.2%	61.9%	62.0%
Pension plans products
Sales through the branches	75.0%	86.0%	87.1%
Sales outside the branches	25.0%	14.0%	12.9%
Capitalization bonds
Sales through the branches	84.8%	86.4%	85.7%
Sales outside the branches	15.2%	13.6%	14.3%

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

As of December 31, 2020, the Bradesco Expresso network totaled 39,100 service points, with an average of 36.1 million monthly transactions or 1.7 million transactions per business day.

4.B.40.04 Digital Channels

We offer various products and services anywhere and at any time through our digital channels Mobile App, Internet Banking, ATM, and Contact Center, aiming at the convenience, practicality and security for customers. In 2020, digital channels represented 98% of the transactions performed at Bradesco, highlighting the Mobile and Internet Banking channels, which represented 89% of this total.

Below is a brief description of our digital channels:

➢	Mobile App –Through apps for individuals and corporate entities, we make transactions with fluid and simple payment journeys, transfers, instant payments (Pix), balance inquiries, loans, and many other services. We have partnered with Brazil’s major mobile network operators. As a result, the person who accesses the account via cell phone does not have their data package charged.

Among the products and services available through Mobile App, we highlight:

•	Opening Accounts: available in the Bradesco App (for individuals) and in the Bradesco Net Empresa App (for companies/individual microentrepreneurs), which allows new customers to open an account through their mobile phone, without going to the branch, including the sending of documents by mobile. In 2020, 897 thousand individual accounts were opened, an increase of 163% in comparison to the 341 thousand accounts in 2019 and 82.4 thousand Microentrepreneur (MEI) corporate accounts (since their implementation in May 2019);

75 Bradesco

4.B. Business Overview

•	Pix: new service to pay, receive and transfer funds to accounts of any financial institutions in a few seconds, 24h a day, every day of the week. Customers simply register their keys on the Bradesco Apps to transact;
•	Digital Housing Loan: the customer can request a quote for a real estate financing and have it approved within one hour;
•	Best loan offer (smart menu): the best credit solution for current and past-due customers is decided by means of algorithms with integrated simulation and contracting journeys of the credit products;
•	Consortium: simulation, purchase and management of quota in real estate, automotive and heavy vehicle consortium;
•	Purchase of Foreign Currency: purchases of US dollars and Euros and withdrawal at the branch;
•	Insurance: contracting of life, home, dental and travel insurance;
•	Investments: a wide range of investments, simulator, view balance, make and redeem investments and pension plans; and
•	Cards: checking the statement and limit, payment of bank payment slip, travel block and warning, password visualization and card cancellation, access to digital wallets.
➢	BIA – Bradesco Artificial Intelligence (BIA) interacts with the user, answers questions about products and services and assists with transactions. In 2020, BIA recorded 426.3 million interactions, now answers 100% of requests in the first level of services of Fone Fácil (Contact Center). It expanded its learning in services, such as checking the balance, recent transactions of the checking account, the account credit limits and credit card, the dollar exchange rate, finding the nearest branch and offer of credit in accordance with each person’s profile, among others. BIA answers questions on more than 92 of our products and services and is present in our own channels and partner channels, such as WhatsApp, Facebook Messenger, Google Assistant, Amazon Alexa and Apple Business Chat. It is available for employees and customers, and provides faster, practical and autonomous services. We were a pioneer in Brazil in the use of IBM’s cognitive computing platform, Watson.

➢	Internet – Showing pioneering and innovative spirit, we were the first financial institution in Brazil to have an electronic address on the internet and provide financial services to our customers through this channel in 1996.

We can divide this communication platform into two main areas of access and dissemination of content:

•	Bradesco Institutional Website (banco.bradesco): the website has simplified content and language adapted for digital media and provides customers and the public at large access to a wide range of information and clarification on various financial products and services; and
•	Bradesco Internet Banking for Financial Services: access is available with credentials and personal security devices for checking account holders and Individual Taxpayer’s ID (CPF) and password for non-account holders. Here the customers can check their statements, make payments, transfers, instant payments (Pix), investments and much more.

Our corporate customers rely on our Net Empresa product to quickly and safely to get statements of their account balance, transfer amounts, send and receive instant payments (Pix), make investments, send files and undertake various other transactions. We also highlight for the MEI Website, which is an intuitive portal and dedicated to the Individual Microentrepreneur, with banking and non-banking solutions.

➢	Self-service – The self-service channel allows autonomy to customers, since it offers a portfolio of products with an intuitive navigation and focused on the digital convergence, maintaining high availability and capillarity.

Our Self-service Network has 30,694 machines, of which 7,460 are banknote recycling machines with immediate deposit in cash and a further 159 with services for the purchase of U.S. dollars and Euros. And it still has functionality that facilitates the day-to-day operations of the customer such as withdrawals with the possibility of choosing the denomination of bank notes, quick withdrawal and email receipts.

76 Form 20-F – December 2020

Form 20-F

In addition, our customers have access to 23,828 ATMs under the Banco24Horas Network to make the most common transactions and a “proof of life” feature for INSS (physical proof of pensioner status or survivor status to maintain the right to social benefits). This characterizes us as the Bank with the greatest offering on the Banco24Horas shared network.

They also have access to an advanced security technology: biometrics. Available in 100% of the machines of Own Network and Banco24Horas Network, which adds more convenience and agility in the service, because it allows the access and validation of transactions without a card.

➢	Telephone services – Fone Fácil (Contact Center) – We allow customers to bank by telephone, which can be accessed by choosing electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides customers the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The customer can request the desired service directly.

Through this channel we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, loan contracting, support and registration of the security device in the mobile, among others.

By calling Fone Fácil, customers can access other relationship centers, such as for credit cards, private pension plans, capitalization, private and internet banking, among others.

➢	Social Networks – Since 2004, our pioneering and innovative use of social networks has become a market benchmark focusing on relationships, content co-creation, negotiations and monitoring of our brand. We are a reference bank in content for the entire community and we have our own team of social media specialists working shifts to cater for demand from customers and non- customers on a 24/7 basis.

The tables below show the number of transactions carried out through digital channels, the loans authorized through these channels and the quantity of customers with a digital profile:

Year ended December 31,	In millions of transactions		% Change
	2020	2019
Mobile Individuals + Companies	14,419	11,802	22.2%
Internet Individuals + Companies - with WebTA (1)	5,347	5,546	(3.6)%
ATMs	1,741	1,914	(9.0)%
Telephone Banking (Fone Fácil)	106	134	(21.1)%
Total	21,613	19,396	11.4%
(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

In 2020, 25.3% of the total loans authorized by us were made available via digital channels, autonomously by customers. In comparison with 2019, the volume of loans authorized through digital channels grew 29% for individuals and 7% for companies. The increase of 18 percentage points in the participation of the mobile channel for individuals stands out, with the total loans authorized for individuals in 2019 of 61% and increasing to 79% in 2020.

Year ended December 31,	2020	2019	2018
Loans authorized in the Digital Channels - In R$ billion
Individuals	32.9	25.5	17.4
Companies	32.2	30.1	21.5
Total	65.1	55.6	38.9
Clients with Digital Profile - In million
Individuals	19.8	17.2	15.4
Companies	1.4	1.3	1.2
Total	21.2	18.5	16.6

77 Bradesco

4.B. Business Overview

4.B.40.05 next

next is a 100% digital bank, with many free features. Its main mission is to be the best digital platform to make our customers' dreams come true.

It was developed as a 100% digital platform and interacts with users on a predictive basis depending on his or her behavior and using interactive and innovative tools, to offer the best user experience and customer relationship, with the aim of providing smart journeys of financial management, investments, and practicality in day-to-day operations, currently with the largest and most complete portfolio of financial solutions on the market and also Mimos (Pampering), a platform of benefits with over 260 brands and 860 offers. next uses the most modern Technology solutions, User Experience, Analytics and Artificial Intelligence.

Recently, next became an associate company of the Bradesco Organization, which gives it greater autonomy for the implementation of the models that a fintech needs, in addition to performing important and strategic movements seeking exponential and sustainable growth, as well as focusing on prioritizing customer relationship.

By the end of 2020, we surpassed 3.7 million accounts, 106% growth compared to 2019, being present in 100% of the municipalities in Brazil. Over the course of the year, customers executed more than 734 million transactions, a volume 95% higher than the previous year. This growth indicator demonstrates, in addition to opening accounts in a consistent way, customers are becoming more and more engaged with next.

At the beginning of 2021, Renato Ejnisman became the first CEO of the digital bank. An appointment that signals the intention to accelerate customer and revenue growth, broaden the diversity of next's quality offerings, and thereby provide a better service to our customers.

4.B.40.06 Bitz

Officially launched to the market on September 14, 2020, Bitz is a digital wallet that has a free payment account in which the balance yields 100% of the CDI. The App helps people who want a low-cost solution to pay and receive in a fully digital form and directly on their cell phone. Bitz has features, such as: payment and receipt directly from the cell phone, free TEDs, payment of bills, bank payment slips and top ups for cell phone, a free debit card to pay at any payment machine and a virtual card to make purchases on the internet and in the food, delivery, series, movies and music Apps that depend on a card number to operate. Bitz also offers sporadic cashback and a bonus that encourage the recurrent use, leveraging its growth in the wave of digitalization of financial services. Accordingly, Bitz becomes a new port of entry for the ecosystem of Bradesco products. In addition, Bitz is an alternative for those who before had no way of having a bank address via a payment account.

4.B.50 Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality happens at the end of the year, when the 13th salary and profit sharing distributions are usually paid.

4.B.60 Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive.

The following table presents the market share of our main products and services in the periods indicated:

78 Form 20-F – December 2020

Form 20-F

Market Share - In %	2020	2019	2018
Source: Bacen
Bank
Demand Deposits	10.8	12.2	12.7
Savings Deposits	13.0	13.3	13.8
Time Deposits	16.0	14.0	13.9
Loans	12.1	12.2	11.5
Loans - Private Institutions	22.0	23.1	23.6
Loans - Vehicles Individuals (CDC + Leasing)	13.3	14.2	13.8
Payroll-Deductible Loans	15.9	16.4	15.3
Social Security Institute (INSS)	19.8	21.2	19.7
Private Sector	14.9	16.5	15.6
Public Sector	13.3	13.4	12.3
Real Estate Financing	8.2	8.1	8.1
Consortia
Real Estate	21,1	26.7	28.7
Auto	31,2	33.3	32.5
Trucks, Tractors and Agricultural Implements	18,6	20.1	18.3
Internacional Area
Export Market	15.5	24.0	24.1
Import Market	14.6	23.9	24.4
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.4	24.0	24.9
Technical provisions for insurance, pension plans and capitalization bonds	23.3	24.2	25.6
Pension Plan Investment Portfolios (including VGBL)	24.2	25.0	26.7
Source: Anbima
Investment Funds and Managed Portfolios	17.8	18.6	20.5
Source: Social Security National Institute (INSS)/Dataprev
Benef it Payment to Retirees and Pensioners	32.1	32.1	31.6
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	21.9	21.7	19.3

As of December 31, 2020, state-owned financial institutions held 37.1% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 45.8% share and foreign-controlled financial institutions, with a 17.1% share.

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

By means of the Circular No. 3,590/12, amended by the Circular No. 4,013/20, transfers of corporate control, takeovers, mergers, transfers of business, contracts with a view to cooperation in the financial sector, acquisitions of holdings greater than or equal to 5% and acquisitions that result in the purchaser having a stake increase interest equal to or higher than 5% in cases in which the investor holds 5% or more of the voting capital, directly or indirectly involving financial institutions must be submitted to the Central Bank of Brazil.

Through Resolution No. 4,122/12, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies of financial institutions and other entities authorized by the Central Bank of Brazil.

In April 2018, the CMN regulated the credit fintechs through Resolution No. 4,656/18, as amended, which provides that on the establishment and operation of the Direct Loan Companies (SCD) and Interpersonal Loan Companies (SEP), regulating loans and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loans and financing using their own resources, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors, and providing other services established in the Resolution.

In 2019, the CMN created new rules for the Credit Society for Microentrepreneurs and Small Business (SCMEPP), through Resolution No. 4,721/19 which provides for the constitution, authorization for operation, corporate restructuring and cancellation of authorization for operation. The SCMEPP has the role of granting funding to individuals, microenterprises and small businesses based on the viability of their projects. The SCMEPP cannot raise money from the public, nor can it issue bonds and securities to place bids and public offerings.

79 Bradesco

4.B. Business Overview

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

In 2020, the CMN, through Resolution No. 4,792/20, amended Resolution No. 4,656/18 which relates to SCD and SEP, and the new provisions entered into force on May 4, 2020. In relation to the SCD, the possibility of issuing the payment instrument post-payment and financing their activities with resources from the BNDES is included and was expanded to types of investment funds that can finance the operations of the SCD and SEP.

In June 2020, the CMN edited Resolution No. 4,822/20, regulating the joint-guarantee society and the counter-guarantee society, provisioning on the constitution, organization and functioning of these societies, introduced by Complementary Law No. 169/19. The joint-guarantee society has as main objective the granting of guarantees in favor of its participating members in the context of loans contracted by them, and counter-guarantee societies, in turn, is aimed at granting the counter-guarantee to joint-guarantee societies.

Open banking is seen as one of the ways of fostering innovation and competition. The concept, which has been developing rapidly around the world, in Brazil is shaped by the strong leadership of the Central Bank of Brazil and the participation of associations representing different segments of the financial market, such as banks, credit unions, payment institutions and fintechs.

The implementation of regulatory open banking was instituted by Joint Resolution No. 01/20, edited by the Central Bank of Brazil and the National Monetary Council in April 2020, with the aim to stimulate innovation, promote competition, increase the efficiency of the National Financial System and Brazilian Payment System and promote financial citizenship. For this purpose, it establishes that standards of systemic integration between institutions will be adopted so that the customer can exercise his right to decide which institutions can use his data, i.e., he may authorize Bradesco to access his information in other institutions, for example balance and bank statements, or vice versa, the customer may authorize other companies to share information with us.

Other regulatory documents were released in 2020 to support in the process of implementing open banking:

i.	Circular No. 4,015/20, which provisions provide the scope of data and services;

ii.	Circular No 4,032/20, which provisions provide the initial structure responsible for the governance of the process of implementation in the country; and

iii.	Resolution BCB No. 32/20, which provisions provide the technical requirements and operational procedures for the implementation of open banking.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in open banking:

(a) institution transmitting the data

(b) institution receiving the data;

(c) institution holding a demand or savings deposit account or prepaid payment account;

(d) institution initiator of the payment transaction; and

(e) institutions that have a correspondent contract in Brazil.

Due to Bradesco's importance in the National Financial System and the characteristics of its activities, it is mandatory to implement open banking as a participant in roles "a", "c" and "e", the other roles are optional.

The implementation of open banking in Brazil consists of four stages, according to the schedule established by Joint Resolution No 02/20 and highlighted below:

80 Form 20-F – December 2020

Form 20-F

•	Stage 1: up to February 1, 2021 to implement the necessary requirements for sharing institution data on service channels and products and services related to demand and savings deposit accounts, prepaid and postpaid accounts and credit operations;
•	Stage 2: up to July 15, 2021, for the sharing of registration details and information of bank accounts (deposit, savings and payment) as well as credit card, and loans by the customers;
•	Stage 3: up to August 30, 2021, for the implementation of the requirements needed for the service sharing of the initiation of the payment transaction and forwarding of the proposed loan; and
•	Stage 4: up to December 15, 2021, for the implementation of the requirements needed for the data sharing on products and services and transaction data, as foreign exchange transactions, accreditation services, investments, insurance supplementary pension plan and salary account, in addition to transactional information related to these products and services by customers.

In order to deliver the regulatory scope, already highlighted in the text, and to create the necessary skills to capture the opportunities that open banking will provide, Bradesco has constituted a structure that operates with an agile methodology. The Open Banking Village is led by the Bradesco Experience area and with the participation of all other areas of the bank.

4.B.60.01 Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 76.0% of deposits in the Brazilian market.

4.B.60.02 Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

4.B.60.03 Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are Banco do Brasil, Itaú Unibanco, and Santander Brasil. However, the banks that operate only in digital channels have increased their importance in the Brazilian market, working with much lower margins than the traditional participants. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital ones, the services and benefits offered, in addition to better usage experience for the customer card holder.

4.B.60.04 Consortia

In December 2020, according to the Central Bank of Brazil, the consortia market included 141 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Itaú in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Randon and Conseg in the trucks segment.

One of our competitive advantages is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network throughout Brazil.

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

81 Bradesco

4.B. Business Overview

4.B.60.06 Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Daycoval Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

4.B.60.07 Asset management

On December 31, 2020, the asset management industry in Brazil managed funds worth R$6.0 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$529.1 billion or 8.8% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.0 million. Our main competitors are BB DTVM and Itaú Unibanco.

4.B.60.08 Insurance

According to SUSEP, in 2020, we were the leader of the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term customer relationship.

Our principal competitors are BB Seguridade, Caixa Seguridade, SulAmérica Seguros, Zurich/Santander, Itaú Seguridade and Porto Seguro, which account for a combined total of approximately 50.8% of all premiums generated in the market, as reported by SUSEP in 2020.

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

4.B.60.09 Supplementary Pension plans sector

The Brazilian government’s monetary stabilization policies stimulated the supplementary pension plan sector and attracted new international players.

Bradesco Vida e Previdência’s main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BrasilPrev, Caixa Seguridade, Zurich/Santander, Itaú Seguridade, Icatu and XP Previdência.

4.B.60.10 Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

82 Form 20-F – December 2020

Form 20-F

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu and Caixa Seguridade, which together represent approximately 61.3% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2020.

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

In December 2006, CMN asked the CVM to adopt a Risk-Based Supervision System (SBR), as a general guideline for the CVM’s activities, through Resolution No. 3,427/06. This model is also regulated by CVM Resolution No. 757/16, which established the objectives of the SBR to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity and the probability of the risks occurring; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system allows for a fast-track reviewing process for the issuance of securities.

4.B.70.01-02 Central Bank of Brazil

The Central Bank of Brazil was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•	implementing currency and credit policies established by the CMN;
•	regulating and supervising public and private sector Brazilian financial institutions;
•	controlling and monitoring the flow of foreign currency to and from Brazil; and
•	overseeing the Brazilian financial markets.

The Central Bank of Brazil supervises financial institutions by:

•	setting minimum capital requirements, compulsory deposit requirements and operational limits;
•	authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
•	authorizing changes in shareholder control of financial institutions;

83 Bradesco

4.B. Business Overview

•	requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
•	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

On February 24, 2021, Complementary Law No. 179/21 was sanctioned, guaranteeing the autonomy of the Central Bank of Brazil, defining its objectives and regulating the autonomy, appointment and dismissal of its president and officers Thus, it conferred greater freedom to the Central Bank of Brazil in the use of monetary instruments for the fulfillment of goals established by the CMN. Through this law, price stability was defined as the primary objective of the Central Bank of Brazil, in addition to ensuring the stability and efficiency of the financial system, smoothing out economic activity level fluctuations and promoting full employment.

The president and officers of the Central Bank of Brazil shall be appointed by the President of the Federative Republic of Brazil for non-coinciding fixed mandates of 4 years, which partially overlap the presidential mandate. The resignation of the Central Bank of Brazil’s president and officers will only occur in justified cases and upon approval by an absolute majority of the Brazilian Senate.

In addition, the Central Bank of Brazil shall be considered an autarchy of a special nature, characterized by the absence of any ties to a ministry.

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

The CVM has power:

•	to regulate, with due observance of the policy defined by the CMN, the matters expressly provided for in Law No. 6,385/76 and Law No. 6,404/76;
•	to encourage the savings and their application in securities;
•	to supervise the activities and services of the securities market, as well as the publication of information relating to the market, to people participating in it, and the securities traded in it;
•	to propose to the CMN the possible fixing of maximum limits on prices, commissions, fees and any other benefits charged by intermediaries in the market;
•	to protect the holders of securities and investors from the market against irregular issuing of securities; illegal acts of administrators and shareholders of publicly traded companies, or administrators of the securities portfolio;
•	to prevent or discourage fraud or manipulation intended to create artificial conditions of demand, offer or price of securities traded on the market; and
•	to ensure the efficient operation and regulation of stock and OTC markets and the observance of fair trade practices in the securities market.

Thus, the main objectives of the CVM are:

•	to ensure the integrity of the capital markets;
•	to boost the efficiency of the capital markets; and
•	to promote the development of the capital markets.

The main focus of the CVM in overseeing and regulating the Brazilian capital markets is:

•	to promote a culture of investment in the Brazilian capital markets;
•	to increase the participation in the capital market as a competitive source of financing;
•	to reduce the costs of observance of market participants;

84 Form 20-F – December 2020

Form 20-F

•	to increase the liquidity of markets;
•	to improve the efficiency of supervision of the market; and
•	to increase the efficiency of the sanctioning action.

4.B.70.02 Banking regulations

4.B.70.02-01 Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•	may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, approval of the Central Bank of Brazil, pursuant to Decree No. 10,029/19, may be granted where it is considered to be in the national interest to do so. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, by natural persons or corporate entities resident or domiciled abroad, provided that the requirements and procedures for constitution, operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions, provided for in the regulations of the Central Bank of Brazil are met;
•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of its reference equity (RE) to a single person or group;
•	may not own real estate, except for its own use; and
•	according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting loans with related parties. Exempted from the prohibition are loans with related parties that comply with all of the following conditions:
o	the loans with related parties, except for the cases provided for in the legislation or in specific regulations, may only be carried out under conditions compatible with the market, including the limits, interest rates, grace period, terms, guarantees required and criteria for risk classification for purposes of constitution of a provision for probable losses and write-off as loss, without additional benefits or differentiated as compared to operations accepted to other customers with the same profile as the respective institutions. The parameters adopted by the institution in loans of the same type for policyholders with the same profile and credit risk are considered compatible with the conditions of the market; and
o	the sum of the balances of loans contracted, directly or indirectly, between the related parties must not be greater than 10% of the value related to the shareholders’ equity adjusted by the accumulated revenues and expenses deducting the value of stake in institutions authorized to operate by the Central Bank of Brazil and in financial institutions abroad, observing the following individual caps: (i) 1% for hiring an individual; and (ii) 5% for hiring a corporate entity, safeguarding the exceptions established in the Resolution.
•	The following loans are also exempt from the prohibition provisioned in Law No. 4,595/64, respecting the limits and conditions established in the regulations:
o	the operations with companies controlled by the Government, in the case of federal public financial institutions;
o	the loans that have as counterpart a financial institution of the same prudential conglomerate, as long as certain conditions established in the legislation and the law are respected;
o	the interbank deposits regulated in the form of section XXXII of the caput of Article 4 of Law No. 4,595/64;
o	the obligations assumed between related parties as a result of the responsibility imposed on clearance members and other participants of chambers or providers of clearance and settlement systems authorized by the Central Bank of Brazil or by the CVM and their counterparts in operations conducted in the scope of these chambers or service providers; and
o	the remaining cases authorized by the National Monetary Council.
•	For the purposes of CMN Resolution No. 4,693/18, the following are considered as related parties:

85 Bradesco

4.B. Business Overview

o	its controllers (individuals or companies), pursuant to Article 116 of Law No. 6,404/76;
o	its officers and members of statutory or contractual bodies;
o	spouses, partners and blood relatives up to the second degree of individuals specified in items I and II;
o	individuals with qualified equity interest; and
o	companies:

a) with qualified equity interest;

b) in which capital, directly or indirectly, is qualified equity interest;

c) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and

d) that have an officer or member of the Board of Directors in common.

•	CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or companies in the capital of financial institutions and of leasing companies or of these institutions in the capital of companies, equivalent to 15% or more of the respective shares or quotas representing the share capital.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to consolidation of their financial statements.

4.B.70.02-02 Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, which regulates the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium, in combination with the Central Bank of Brazil’s Circular No. 3,857/17. We can highlight, among other things: (i) the caps of the fines provisioned by the Central Bank of Brazil and CVM has maximum levels established, respectively, at R$2 billion (or 0.5% of revenues from services and financial products calculated in the year preceding the violation, whichever is higher) and R$50.0 million; (ii) forecast for the imposition of coercive or precautionary measures, with the possibility of applying a punitive fine capped at R$100 thousand per day (or 1/1000 of the revenue from financial services and products of the receiving institution, whichever is higher), limited to a maximum period of 60 days; (iii) the legal provision was re-established for purposes of typification of the violation involving prohibited operations, added to two pieces of news henceforth: (a) list, in an unprecedented manner, exceptions, or caveats regarding their characterization; and (b) restrict the range of crimes White Collar Law, to prohibit operations where the parties are under common control; (iv) prediction of the possibility for the proposition and conclusion of the Term of Commitment for those administrative violations related to the prevention of money laundering in the context of the Central Bank of Brazil; (v) the non-necessity of confession of guilt for the conclusion of the Term of Commitment was re-established, both in the context of the Central Bank of Brazil and CVM; (vi) adaptation was made to the original forecast of expiry of leniency to the possibility of concluding the “Agreement in the Process of Administrative Supervision”, without, however, making provision for any exemption from prosecution; (vii) have changed the caps on fines to be applied to any infractions on FX operations; and (viii) the types of criminal conduct involving the practice of insider trading and market manipulation were also changed.

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

In accordance with Basel III recommendations, Circular No. 3,748/15, as amended, and Resolution No. 4,615/17 provide for the minimum requirement for the Leverage Ratio (LR) as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated through the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

86 Form 20-F – December 2020

Form 20-F

In order to establish minimum quantitative requirements for the liquidity of financial institutions and limit excessive liquidity risk taking, Basel III introduced two liquidity indices: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR corresponds to the ratio between the stock of high-quality liquid assets (HQLA) and the total expected net cash outflows for a period of 30 days, and is intended to show that financial institutions maintain highly liquid resources to withstand a scenario of acute financial stress lasting one month. The NSFR, corresponding to the ratio between the amount of available stable funding (ASF) and the amount of stable required stable funding (RSF), and seeks to encourage institutions to finance their activities with more stable sources of funding, promoting and ensuring the alignment of the maturities of global assets and liabilities, both on and off balance sheet, reducing the dependencies of financial institutions in relation to funding in the money and short-term markets.

Thus, the LCR measures liquidity risk over the next 30 days, while the NSFR limits excessive liquidity risk taking over a longer time horizon, requiring banks to finance their activities with stable sources of funds, i.e., funds that have a low probability of redemption.

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

The CMN Resolution No. 4,280/13 defines that the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire loans, including real estate and credit rights; and (v) other corporate entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In accordance with Resolution No. 4,866/20, which amended Resolution No. 4,280/13, subsidiaries, directly or indirectly, controlled by the institutions mentioned in the caput, formed specifically to execute innovative projects in the scope of the Controlled Testing Environment for Financial and Payment Innovations (the Regulatory Sandboxes) are not part of the prudential conglomerate.

The guidelines for the operation of the Regulatory Sandbox and the conditions for the supply of products and services in the context of this environment are laid down in CMN Resolution No. 4,865/20, BCB Resolution No. 29/20, BCB Resolution No. 40/20 and BCB Resolution No. 77/21, instituting the Strategic Management Committee of the Regulatory Sandbox (CESB), with the duty of working on processes regarding the Controlled Environment of Tests for Financial Innovations and for Payment (Regulatory Sandbox), as well as its Regulation.

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

As a result of the spread of the Covid-19, the CMN, by means of Resolution No. 4,783/20, amended the percentages of application of the RWA for calculating the value of the Additional Conservation of Common Equity (ACP Conservation) in the following way: (i) 1.25% during the period from April 1, 2020 to March 31, 2021; (ii) 1.625% in the period from April 1, 2021 to September 30, 2021; (iii) 2.00% during the period from October 1, 2021 to March 31, 2022; and (iv) 2.5% from April 1, 2022. This measure aims to increase the lending capacity, to increase the capital surplus and give more room and security to banks to maintain their plans of lending, and gradually reestablish the ACP Conservation until March 31, 2022.

87 Bradesco

4.B. Business Overview

In addition, as a result of the Covid-19 pandemic the CMN, by means of Resolution No. 4,820/20, prohibited equity compensation by financial institutions, including in the form of anticipation, above the amount equivalent to the compulsory minimum dividend in the terms of the Brazilian Corporate Law, in the case of joint stock companies or compensation equivalent to the minimum profit sharing established in the articles of association, in the case of limited liability companies. In addition, the repurchase of own shares was prohibited, as well as the reduction of capital share and the increase of compensation, fixed or variable, including in the form of anticipation, of officers, managers and members of the Board of Directors and of the Fiscal Council. In December 2020 the CMN, by means of Resolution No. 4,885/20, relaxed some of the prohibitions for the fourth quarter of 2020, only prohibiting equity compensation above the amount equivalent to 30% of the adjusted net income and the amount equivalent to the minimum compulsory dividend established by the Brazilian Corporate Law, in the case of joint stock companies, or established in the articles of association, in the case of limited liability companies, whichever is higher.

4.B.70.02-04 Risk Weighting

Pursuant to Circular No. 3,644/13, as amended, the Central Bank of Brazil consolidated the risk-weighted assets (RWA) applied to different exposures in order to calculate capital requirement through a standardized approach (RWAcpad). According to such a rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion RWA related to the exposure to credit risk subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16, amended by Circulars No. 4,026/20 and No. 4,030/20, new criterion for application of the 85% Fact of Risk Weighting (FPR), by Circular No. 3,921/18, and new criterion for application of the 100% FPR by BCB Resolution No. 12/20.

In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

The calculating the RWA, in connection with the calculation of the capital required for the operational risk by way of RWAopad, provided for by Central Bank of Brazil’s Resolution No. 4,193/13, is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The procedures for these calculations were established by Central Bank of Brazil’s Circular No. 3,640/13, as amended.

The total consolidated exposure of a financial institution in foreign currencies and gold, and in assets subject to exchange variation calculated through a standardized approach (RWAcam), according to the calculation procedures established by the Central Bank of Brazil’s Circular No. 3,641/13, may not exceed 30.0% of its Reference Equity (RE), pursuant to Central Bank of Brazil’s Resolution No. 3,488/07. In addition, if its exposure is greater than 5.0% of its Reference Equity, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate’s net consolidated exposure.

For more information on our capital ratios, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

4.B.70.02-05 Compulsory Deposits

The Central Bank of Brazil periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank of Brazil uses reserve requirements as a mechanism to control liquidity in the SFN.

According to the Central Bank of Brazil’s rules, we must place a percentage of the savings deposits and time deposits we receive from our customers with the Central Bank of Brazil:

88 Form 20-F – December 2020

Form 20-F

➢	Time deposits: we are required to deposit 17.0% of the average amounts recorded under time deposits and other operations, as described in the regulations, deducting R$30.0 million as provided for in Article 3 of Circular No. 3,916/18. As per Circular No. 3,993/20, the percentage was decreased from 25% to 17% as a result of the Covid-19 pandemic. In view of the changes provided by BCB Resolution No. 78/20 from the period of calculation beginning on December 29, 2021 and the adjustment on December 13, 2021, the percentage will be 20%.

In addition, for the calculation period from April 6 to April 9, 2020, where the adjustment occurred on April 20, 2020, Central Bank of Brazil’s Circular No. 3,997/20 provides that the charges calculated in accordance with the rules in force and deducted from the balance blocked from the compulsory payment on time deposits, there was a deduction of 15% of the debit balance restated, checked on the last business day of the period of calculation of the loans granted within the framework of the Emergency Employment Support Program, and deduction from the balance of Financial Bills of own issue repurchased by the Issuing financial institution as laid down in the Central Bank of Brazil’s Circular No. 4,001/20.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market’s interest rate expectations.

➢	Demand deposits – we are required to deposit 21.0% of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, deducting R$500.0 million, pursuant the provisions of Circular No. 3,917/18, as amended. The verification of compliance with these requirements is made on the basis of established positions on each day of the period of transactions. Such verification used to be performed considering the position of compulsory deposits, the daily balance of closure of the Bank Reserve accounts. Since November 2020, such criteria for verification of compliance with these requirements were altered with the use of Circular No. 4,038/20, due to the institution of the Instant Payment System. The position of the compulsory deposits began to consider the balance position recorded in the Banking Reserve account on the closure of the regular grid of operations of the participants in the Reserves Transfer System (STR), calculated before the start of the additional window for Instant Payment Account (PI Account) contributions. Thus, the verification of compliance with the compulsory deposits on demand resources occurs at the time of closure of the regular grid of operations of the STR, without being impacted by cash transactions from the Bank Reserve account to the PI Account.

➢	Savings deposits – each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to Circular No. 3,975/20, as amended. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same circular.

In addition, for the calculation period from June 22 to June 26, 2020, the adjustment of which will occur on July 6, 2020, Central Bank of Brazil’s Circular No. 4,033/20 provides that, on the chargeability calculated under the rules in force, there will be deduction in the balance of loans for financing working capital for companies whose annual revenues are up to R$50.0 million, and the balance of investments in DPGE (Time Deposits with Special Guarantee) from institutions that do not pertain to the conglomerate itself.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

Additionally, present Central Bank of Brazil regulations require that we:

•	allocate a minimum of 27.5% of demand deposits to providing rural loans;
•	we maintain investments in targeted productive microcredit program operations, of at least 2.0% of demand deposits held by us; and
•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate. Amounts that can be used to satisfy this requirement include direct residential housing loans, mortgage notes, charged-off residential real estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank of Brazil.

89 Bradesco

4.B. Business Overview

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

4.B.70.02-06 Asset composition requirements

According to the Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single customer to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

From October 2017, with the enactment of Resolution No. 4,607/17, the following transactions are excluded from the calculation of the limits mentioned above: (i) loans of responsibility of the Government; (ii) credits arising from transactions with derivatives of responsibility of the Government; and (iii) installments of loans guaranteed by the government. Under the terms of Resolution No. 4,589/17, as amended, the amount of loans with bodies and entities of the public sector is limited to 45% of the Reference Equity, according to the regulations in force. In 2020, CMN Resolution No. 4,869/20 changed the annual limits for purchasing loans for the bodies and entities of the public sector.

4.B.70.02-07 Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s Capital. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank of Brazil.

In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate. However, the execution, extension or renewal of repurchase transactions based on securities issued or accepted up until September 29, 2016 will be accepted until December 31, 2017, provided that the following are observed: (i) the maximum term of twelve months; and (ii) the maintenance of the accounting balance related to the total of transactions in an amount equal to or less than 110.0% of the total accounting balance calculated on the base date of August 31, 2016, whereby from May 1, 2017, the amount will be 50.0% of the total accounting balance calculated for the same base date.

In March 2020, the Central Bank of Brazil issued Circular No. 3,990/20, amended by Circular No. 3,992/20, establishing the criteria and conditions for the practice of repo operations in foreign currencies by the Central Bank of Brazil, through the sale of sovereign bonds (Global Bonds) by a financial institution, with the seller simultaneously committing to repurchase securities with the same characteristics at a future date.

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

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank of Brazil’s Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank of Brazil as collateral, as a condition for the release of the amount to the financial institution.

90 Form 20-F – December 2020

Form 20-F

4.B.70.02-09 Foreign currency position

Operations in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank of Brazil to operate in the foreign exchange market.

Beginning in 1999, the Central Bank of Brazil adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011, the Brazilian real has depreciated against the U.S. dollar and the Central Bank of Brazil has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank of Brazil does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank of Brazil. In 2019, the Central Bank of Brazil presented a draft bill to modernize the legislation for operations with foreign currencies in the country. The New Foreign Exchange Law, proposing, among other measures, the reduction of bureaucracies for contracting foreign exchange and the possibility of individuals and companies holding accounts in foreign currencies. The New Foreign Exchange Law aims to consolidate the foreign exchange legislation and simplify operations is still being considered in the Brazilian House of Representatives. The Central Bank of Brazil foresees that the New Foreign Exchange Law will enable efficiency gains in accessing the market, the elimination of asymmetries of treatment and definition of proportionate requirements.

4.B.70.02-10 Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank of Brazil issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank of Brazil and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

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

4.B.70.02-11 Treatment of loans and advances

For statutory reporting purposes, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•	the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
•	the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

91 Bradesco

4.B. Business Overview

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

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loans according to the Central Bank of Brazil’s criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses. For more information, see “Expected losses of loans and advances, Item 4.B.100.06 Loans and advances to customers”.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s Capital (PRN1), and once every twelve months for all loans, with certain exceptions.

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

Financial institutions are required to determine whether any loans must be reclassified as a result of these minimum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan (BR GAAP), which is measured as a percentage of the total amount of the loan and advance operation, as follows:

92 Form 20-F – December 2020

Form 20-F

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0
(1) Financial institutions must write off any loan six months after its initial classification as an H loan.

Loans and advances of up to R$10,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank of Brazil.

Financial institutions must make their lending and loan classification policies available to the Central Bank of Brazil and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank of Brazil, together with their financial statements. This information must include:

•	a breakdown of the business activities and nature of borrowers;
•	maturities of their loans; and
•	amounts of rescheduled, written-off and recovered loans.

The Central Bank of Brazil requires authorized financial institutions to compile and submit their loans and advances portfolio data.

4.B.70.02-12 Exclusivity in loans and advances to customers

In January 2011, the Central Bank of Brazil’s Circular No. 3,522/11 prohibited financial institutions that provide services and loans from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

4.B.70.02-13 Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, the Central Bank of Brazil started regulating the financing of the debit balance of the credit card bill and other post-paid instruments, not settled in full at maturity.

As a result, credit card administrators were no longer allowed to finance customers’ outstanding balance through revolving credit for more than a month Therefore, after the maturity of the following month’s invoice, if there is still a debit balance related to the amount subject to revolving credit, it may be financed through a credit line in installments, to be offered by the financial institution, under more advantageous conditions or full payment by the client.

CMN Resolution nº 4,882/20, which provides for the collection of charges as a result of late payment or settlement of obligations relating to credit operations, financial leasing and credit card bills and other post-payment instruments paid. Thus, in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively: (I) remunerative interest, paid per day of delay on the overdue installment or on the outstanding debt balance, as the case may be (depending on the situation); (ii) fine; and (iii) late payment interest. It’s prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to credit operations, financial leasing and credit card bills and other post-paid payment instruments, without prejudice charges arising from the debtor provided for in the Brazilian Civil Code.

93 Bradesco

4.B. Business Overview

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

In November 2019, the CMN published Resolution No. 4,765/19, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution allows the collection of a fee for offering special overdraft facilities to the customer, noting that, for limits up to R$500.00, the charge is 0%, and 0.25% for credit limits above R$500.00 calculated on the amount exceeding the limit. On the other hand, the interest rates charged on the amount used are limited to 8% per month. This regulation came into force on January 6, 2020. To complement that Resolution, the Central Bank of Brazil’s Circular No. 3,981/20 was published in February 2020 to provide adequate conditions for customers of financial institutions to monitor the use of the overdraft and for evaluation of the impact of interest charges and fees incurred by financial institutions. Accordingly, financial institutions are obliged to highlight in the account statement for deposit accounts, information regarding the overdraft, including the threshold, the debit balance of the overdraft, the values of the overdraft used daily, the value and the form of calculating the compensatory interest rate and the value of accrued interest. This Circular came into force on June 1, 2020.

4.B.70.02-15 Brazilian Clearing System (Sistema de Pagamentos Brasileiro, or SPB)

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

Financial institutions and other institutions authorized by the Central Bank of Brazil are also required under the rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank of Brazil. Under these rules, institutions are required to maintain, at least:

•	liquidity risk management policies and strategies, which are clearly evidenced and set operational limits and procedures aimed at exposure to liquidity risk at a level required by management;
•	processes to identify, assess, monitor and control liquidity risk exposure during different time frames, including intraday and comprising at least a daily assessment of transactions with settlement terms below 90 days;
•	an assessment, at least annually, of the processes described in the previous item;

94 Form 20-F – December 2020

Form 20-F

•	funding policies and strategies that provide for adequate diversification of fund sources and maturity terms;
•	liquidity contingency plan, which is updated on a regular basis and sets responsibilities and procedures to face liquidity stress scenarios;
•	regular stress tests with short and long-term idiosyncratic and systemic scenarios, whose results should be considered when designing or revising policies, strategies, limits and the liquidity contingency plan; and
•	liquidity risk assessment as part of the process of approving new products, as well as an assessment of how compatible these products are with existing procedures and controls.

Payments are processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are institutions of payments and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500.0 million in total value of transactions and 25 million transactions, in the case of payment arrangements. In relation to payment institutions in the modality of issuer of electronic money, BCB Resolution No. 24/20 of the Central Bank of Brazil has altered the parameters and progressively reduced the limits of the financial volumes which trigger the obligation to request the regulatory authorization to operate until, from March 1, 2021, the payment institutions wishing to issue electronic money shall require prior authorization to the Central Bank of Brazil to start the provision of payment services in this modality. For the institutions which, on that date, already provide service in the modality of issuer of electronic money and are not authorized, a timeline was stipulated in which the institutions must request authorization, if they achieve certain volumes of financial transactions, as follows:

i) Up to December 31, 2021:

(a) R$500.0 million in payment transactions; or

(b) R$50.0 million in resources held in a prepaid payment account;

(ii) Between January 1, 2022 and December 31, 2022:

(a) R$300.0 million in payment transactions; or

(b) R$30.0 million in resources held in a prepaid payment account; and

(iii) From January 1, 2023 to June 30, 2023, all who have not reached the financial transactions established in items (i) and (ii) above. In case of payment institutions in the modality of payment transaction initiator, they shall request authorization to the Central Bank of Brazil to start providing the payment service.

As for the other methods of payment institutions, the parameters for the submission of a request for authorization have not been altered. To achieve these volumes, the payment institution or payment arrangement shall be subject to the requirements and procedures to authorize the operation, change the control, for corporate restructuring, cancellation of authorization and conditions to hold management positions, as established by Circular No. 3,885/18, and therefore subject to the regulation and supervision by the Central Bank of Brazil. The regulation to govern the provision of payment services in the ambit of payment arrangements is governed by Circular No. 3,682/13, as amended.

On March 25, 2021, the Central Bank of Brazil issued (i) BCB Resolution No. 80/21, which regulates the constitution and operation of payment institutions, establishes the parameters for filing applications of authorization for operation on the part of these institutions and provides for the provision of services for the payment by other institutions authorized to operate by the Central Bank of Brazil; and (ii) BCB Resolution No. 81/21, which regulates the processes of authorization related to the operation of payment institutions and to the provision of services of payment by other institutions authorized to operate by the Central Bank of Brazil. Both resolutions shall enter into force on May 3, 2021, as Resolution No. 80/21 revokes rules currently in force related to the establishment and operation of payment institutions, such as Circular No. 3,885/18, BCB Resolution No. 24/20 and BCB Resolution No. 49/20, among other provisions, consolidating and improving the current ones.

In March 2020, the Central Bank of Brazil, by means of Circular No. 3,989/20, instituted the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

95 Bradesco

4.B. Business Overview

In recent years, the Central Bank of Brazil has led the process of implementation of the system for instant payments in Brazil, which includes the open arrangement established by the Central Bank of Brazil, the PIX, the payment service providers participating in the arrangement (financial institutions and payment institutions), the unique platform that settles transactions carried out between different participating institutions (SPI) and the identifiers’ directory of transactional accounts that will store the information of the tokens or nicknames that are used to identify the accounts of recipient users (DICT). Both the SPI and the DICT will be developed, operated and managed by the Central Bank of Brazil. By means of Circular No. 3,985/20, replaced by Resolution BCB No. 01/20, as amended, the Central Bank of Brazil established the criteria and modalities for participation in the PIX, in the SPI and in the DICT. This arrangement is established by the Central Bank of Brazil and disciplines the provision of payment services related to instant payment transactions, of which we are obliged to participate. The arrangement of instant payment is composed by the payment service provider that maintains the transaction account (account maintained by an end-user in a payment service provider and used for purposes of payment or receipt of an instant payment, which may be a checking account, a savings deposit account or a prepaid payment account, account operated by an institution on behalf of member entities of public administration, PI account of member institution in the PIX, account of indirect participant in the SPI or accounting account maintained in the Caixa Econômica Federal for transactions of correspondents to the services allowed) and governmental entity that participates solely to make or receive their own payments. As a financial institution, we are required to participate in the PIX, as a direct participant. The PIX was instituted and regulated by BCB Resolution No. 01/20, and its regulation was subsequently amended by BCB Resolutions No. 39/20, No. 42/20 and No. 79/21 of the Central Bank of Brazil. Initially, the regulation of the PIX allowed for (i) a new modality of participant of transactional account, which is the special liquidator; (ii) increased participation by smaller payment institutions, which would integrate the Brazilian Payment System, and therefore, subject to a minimum regulation and a reduction of the minimum paid-in capital required of these institutions; (iii) the possibility of doing a scheduled PIX, i.e., at a future and pre-determined date; and (iv) a digital platform for the use of the PIX. The need for changes in the original resolution occurred envisaging a more extensive coverage to the transactional account, broadening the scope of transactions covered by the PIX. In this context, to cover the desired transactions, PIX began to also include accounts of members of the public administration and ledger accounts of lottery units.

Circular No. 4,027/20, as amended, establishes the Instant Payment System (SPI) and the Instant Payment Account (PI Account), approving their respective regulations. SPI came into operation on November 3, 2020, with the possibility of gradual availability of system features, including in relation to the hours of operation.

PIX Cobrança, the function that consists in the possibility of the recipient user managing and receiving, in a facilitated manner, collections related to immediate payments and payments with maturity, was included in the regulation by BCB Resolution No. 30/20, in which its implementation, previously scheduled for January 4, 2020 for payments with maturity, will now occur on May 14, 2021, in accordance with the deadlines for implementation provided for by Normative Instruction No. 43/20, as amended. In relation to instant payments, the start remained as November 16, 2020.

The procedures necessary for accession to the PIX by institutions permitted are laid down in BCB Normative Instruction No. 49/20, as amended, which provides for (i) the registration stage; (ii) mandatory authorization stage; (iii) approval stage for products and services of optional offer; and (iv) stage of restricted operation. In the same sense, BCB Normative Instruction No. 47/20 announced the procedures necessary for direct participation in the SPI and the opening of a PI Account (account held by a direct participant in the SPI, maintained in the Central Bank of Brazil for the purpose of transferring funds in the scope of the SPI), which are divided into (i) request for participation; (ii) tests for attesting the operational and technological capacity; and (iii) the opening of the PI Account and beginning of operations.

The participants of PIX can also establish maximum limits of value for initiation of a PIX, per payer user, which can be, per day, per transaction or month, according to the terms of BCB Normative Instruction No. 20/20, as amended. About the information that must be provided by the participants of PIX, BCB Normative Instruction No. 32/20, as amended, which establishes the format, periodicity and information to be provided by the participants of PIX and Normative Instruction No. 43/20 was edited, as amended, which defines the format and periodicity of remittance, in relation to transactions that occurred between the period from November 16 to December 31, 2020, including: (i) system for sending data; (ii) daily base-date between November 16, 2020 and December 31, 2020; (iii) daily periodicity of the remittance, from November 17, 2020 to January 2, 2021; (iv) limit date for the remittance; and (v) the form sent electronically.

In 2020, Resolution No. 4,781/20 was also edited. This Resolution authorizes the Central Bank of Brazil to grant a re-discount line to financial institutions participating in the Instant Payment System (SPI), which can perform operations of purchase with resale commitment of federal securities registered in the Special System for Settlement and Custody (SELIC), whereby these operations are governed by BCB Resolution No. 20/20. Circular No. 4,027/20, mentioned above was amended by BCB Resolution No. 40/20

96 Form 20-F – December 2020

Form 20-F

which guarantees to direct participants of the SPI new rights, in accordance with the amendments made to the regulations that deal with PIX. Thus, the direct participants of the SPI shall be entitled to (a) send and receive instant payments also (i) for the benefit of organizations, funds or similar entities linked to Public Administration whose account or sub account is operated by it and (ii) guarantees to direct participants of the SPI obligations and own rights, provided that the other party of the transaction is not another payment institution or other financial institution; (b) receive timely information on the processing of credit orders issued by it and targeted, relevant information related to the management of their PI Account of the SPI and inclusion, modification or deletion of direct and indirect participants; (c) receive information, upon request, on the balance of their PI Account, details of specific launch and list of transactions in their PI Account within an interval of 24 hours; (d) register indirect participants for which it acts as liquidator in the SPI; and (e) terminate the provision of the service of liquidation to indirect participants registered by it.

4.B.70.02-16 Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

➢	Intervention

The Central Bank of Brazil will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

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

➢	Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
•	management commits a material violation of banking laws, regulations or rulings;
•	the institution suffers a loss which subjects its unsecured creditors to severe risk; or
•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•	lawsuits pleading claims on the assets of the institution are suspended;
•	the institution’s obligations are accelerated;
•	the institution may not comply with any liquidated damage clause contained in unilateral contracts;
•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, in the following cases:

•	full payment of unsecured creditors;
•	change of the institution’s scope to an economic activity that is not part of the SFN;

97 Bradesco

4.B. Business Overview

•	transfer of the institution’s control;
•	conversion into ordinary settlement; and
•	sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or
•	absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.

➢	Temporary Special Administration Regime

The Temporary Special Administration Regime, known as (RAET), is a less severe form of Central Bank of Brazil intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;
•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has operations or circumstances requiring an intervention.

4.B.70.02-17 Payment of creditors in liquidation

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Fundo Garantidor de Créditos – FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from customers.

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

CMN increased the maximum amount of the guarantee provided by the FGC in some circumstances. The last maximum amount was R$250,000.00, maintained until the present date.

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. On November 27, 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as from July 2020.

Central Bank of Brazil amended Circular No. 3,915/18 establishing the obligation of providing information to the FGC by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

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

98 Form 20-F – December 2020

Form 20-F

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•	40.0% from January 1, 2013;
•	60.0% from January 1, 2014;
•	80.0% from January 1, 2015; and
•	100.0% from January 1, 2016.

The rules relating to the FGC were subject to several changes, which are (i) an increase in the maximum amount of the guarantee provided by the FGC to R$250,000.00; (ii) the inclusion of agribusiness notes (LCA) in credits guaranteed by FGC; (iii) the changes in the limits of the operations of assistance and financial support and operations of liquidity with related institutions, in addition to sending information by the FGC to the Central Bank of Brazil on these operations; (iv) the establishment of new parameters to qualify the institutions associated with the FGC; (v) the inclusion of assumptions on which the Board of Directors may exclude the entity from the members associated with the FGC; (vi) the inclusion of the duty of provision of information to the FGC; (vii) the inclusion of additional requirements for candidates for membership of the Board of Directors and Board of Executive Officers; (viii) the changes in the percentage of contribution for the formation of the Resolution Fund (FR) in the case of the FGC reaching the maximum limit established; and (ix) estimate that the revenues of any kind arising out of the investment of its equity constitute the resources of the FR.

In February 2019, the Central Bank of Brazil issued Circular No. 3,929/19, determining the calculation basis and collection of contributions from institutions associated with the FGC. The obligation to send information necessary to calculate due contributions and the application of a fine in the event of delay in the collection of the contributions. Circular No. 3,929/19 will come into force on July 1, 2021, as amended in the review of Circular No. 4,023/20. In March 2020, the CMN issued Resolution No. 4,785/20, which adjusted the special contribution to 0.03% per month of the amount of the balances of Time Deposits with Special Guarantee (DPGE), which may be 0.02% per month for the DPGE in which the FGC accepts conditional assignment of receivables in loans and leasing operations. This Resolution also authorized the possibility of collection of these deposits without conditional assignment. The Resolution adjusted the additional contribution to the FGC and altered the beginning of its recollection from July 2020 to begin as from July 1, 2021.

In April 2020, the CMN edited Resolution No. 4,799/20, changing the maximum value of the total credits relating to the DGPE for each individual or corporate entity against the same institution associated with the FGC, or against all member institutions of the same financial conglomerate from R$20.0 million to R$40.0 million.

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

99 Bradesco

4.B. Business Overview

4.B.70.02-19 Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52, of the Act of Transitional Constitutional Provisions (ADCT). On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank of Brazil the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or corporate entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank of Brazil are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank of Brazil may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our share capital is currently limited to 30.0%.

4.B.70.02-20 Anti-money laundering regulations, banking secrecy and financial operations linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, especially Law No. 9,613/98, Law No. 13,260/16 and Circular No. 3,978/20, new standard edited by Central Bank of Brazil on the matter, in force since October 1, 2020, as amended by Circular No, 4,005/20, the financial institutions and other Institutions authorized to operate by the Central Bank of Brazil must, among others:

•	keep up-to-date records regarding their customers;
•	maintain internal controls and records;
•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
•	keep records of all transactions made, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources; and
•	keep records and include additional information about withdrawal operations, including those carried out by means of a check or money order, of individual value equal to or greater than R$50 thousand, as well as inform the Council of Control of Financial Activities (COAF).

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform COAF about suspicious operations of the proposed or executed transaction and implement control policies and internal procedures. Records of multiple transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank of Brazil’s Circular No. 3,978/20, which extended the qualification of the politically exposed person. Politically exposed are those who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, members of the Judiciary, Legislative and Executive powers, the Federal Public Prosecutor, Minister of State, members of the Court of Auditors (at federal, state and municipal), as well as individuals who held or still hold relevant positions in foreign governments.

In 2008, the Central Bank of Brazil expanded the applicable rules for controlling financial transactions related to terrorism. The Law No. 12,683/12 toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and corporate entities subject to the control mechanisms of suspicious transactions, which need to notify the COAF, including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20.0 million. We have an obligation to send to the regulatory or inspection agency information regarding the non-existence of suspicious financial transactions and other situations that generate the need for communications.

100 Form 20-F – December 2020

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

In the same year, the Central Bank of Brazil changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also adopt procedures and controls to confirm the customer’s identification and implement AML/CTF risk management systems. In December 2019, the CVM issued Normative Instruction No. 617/19, updating the standards of AML/TF, enhancement of the functions of the responsible officer, definition of the stages linked to conducting the policy of getting to know your customer and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected.

Also in 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (CSNU), regulated by BCB Resolution No. 44/20 replacing Circular No. 3,942/19 since January 4, 2021.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20 which came into force on October 1, 2020. This Circular revoked Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

•	Internal risk assessment: guidelines that the regulated institutions use as subsidy, evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;
•	Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, indicating information enabling the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;
•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2 thousand;
•	Procedures to get to know customers: enhancement and inclusion of new procedures destined to get to know customers, in order to understand the identification, qualification and classification of the customer compatible with the risk profile and nature of the business relationship, in addition to the possibility, if necessary, of cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for administrators of corporate entity customers and representatives of customers, compatible with the function exercised;
•	Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;
•	Guidelines for hiring: inclusion in the AML/TF policies of guidelines for the selection and hiring of employees, partners and service providers considering the risk of money laundering and terrorist financing;
•	Relationship with third parties: inclusion of forecast that if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AML/TF must be stipulated in the contract; and

101 Bradesco

4.B. Business Overview

•	Monitoring procedures: inclusion of specific situations to the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

In August 2020, SUSEP issued Circular No. 612/20, which provides on the policy, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the financing of terrorism.

4.B.70.02-21 Anticorruption Law

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

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company’s revenues, which may have “minimum” 0.1% and “maximum” 20%. Articles 17, 18, 19 and 20 of the Decree concern the “mid-term” of the fine, predicting “mitigating factors” and “aggravating factors”. In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60.0 million, maximum. An additional 5% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

4.B.70.02-22 Corporate Sustainability

Sustainability is one of the strategic drivers of Bradesco, because we understand that the management of environmental, social and governance (ESG or ASG in Portuguese) issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, customers and society, we also contribute to the sustainable development of the country.

4.B.70.02-22.01 Guidelines and governance

Our work is based on best practices and local standards, like Resolution No. 4,327/14, of the National Monetary Council, which determines procedures for socio-environmental responsibility for financial institutions. The corporate guidelines are established by policies and internal rules, as well as for voluntary commitments assumed.

Our Corporate Sustainability Policy aims to promote the sustainability of our Organization and guide the actions related to socio-environmental factors of our business. Other policies and rules incorporate these guidelines, consolidating the practices of socio-environmental responsibility, including from a risk management perspective.

The Social and Environmental Responsibility Standard defines the main compliance procedures for socio-environmental criteria in business, in the relationship with stakeholders and in the governance of the theme. Our Social and Environmental Risk Standard establishes the scope and approach to managing these risks, discussed in more detail in the section on “-Social, environmental and governance criteria in business decisions”.

102 Form 20-F – December 2020

Form 20-F

The main governance body on the topic is the Sustainability and Diversity Committee, which includes members of the Board of Directors and of the Board of Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, an executive body composed of officers and managers of various areas, ensuring the implementation of the strategy, monitoring the execution of projects and their impact on our performance. From the perspective of socio-environmental risk, the main decision-making forums are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

4.B.70.02-22.02 Sustainability Strategy

Sustainability is one of the pillars of our corporate strategy and is integrated with our way of doing business and managing operations. Considering the main challenges and trends on the subject, our sustainability strategy is structured in six pillars:

Sustainable business	Climate change	Customer Relationship
The goal is to expand the offer of products and services that favor a more inclusive society and support customers in the transition to a more sustainable economy.	To ensure that our businesses are prepared for climate challenges, seeking continuous improvement in business management, strategic reviews, in addition to more transparency regarding the climatic impacts on the Organization.	We aim to serve our customers with excellence, constantly improving the way we serve them, based on their needs and objectives, in order to contribute to their achievements.
Diversity	Innovation	Private social investment
We seek to welcome and promote diversity among our employees and customers. The goal is to attract and retain talent, expanding the access to career opportunities and adequately serving an increasing range of customer profiles.	The mission is to promote innovations that contribute towards sustainability and the solution of ESG challenges, fomenting the cooperation between companies and our ability to remain sustainable and increasingly relevant for society.	As one of the largest private donors in Brazil, we will seek to leverage the management of results and impacts of our social investment in the country.

These strategic objectives are aligned to the 2030 Agenda of the United Nations and incorporate the commitment to contribute to the Sustainable Development Goals (SDGS), with an emphasis on six goals that we prioritize:

4 – Quality education

5 – Gender equality

8 – Decent work and economic growth

9 – Industry, innovation and infrastructure

10 – Reduction of inequalities

13 – Action against global climate change

4.B.70.02-22.03 Voluntary commitments

Our practices and strategies are reinforced by the establishment of dialogs with various stakeholders and through the incorporation of internationally recognized initiatives and voluntary commitments, such as: Global Compact Initiatives, Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate (IPC, In Portuguese), among others.

103 Bradesco

4.B. Business Overview

4.B.70.02-22.04 Social, environmental and governance criteria to business decisions

We seek to incorporate and to constantly improve the analysis of the socio-environmental and governance criteria to the business decisions, as well as to the offer of credit, investments and insurance.

•	Credit

We have a governance structure, comprising committees, policies, standards and procedures, which is intended to identify, measure, mitigate, monitor and report the risks.

Following our guidelines of Corporate Policies for Sustainability, the area of Analysis and Control of Social and Environmental Risk conducts processes of assessment of operations and customers, rating formulation of socio-environmental risk, and monitoring of the activities, in accordance with the scope and criteria set out in the Social and Environmental Risk Standard, in addition to the requirements and obligations established by the Brazilian legislation and regulations.

Part of the scope of the Standard is the assessment of funding large projects and other loans of customers with evidence of involvement with work that characterizes slave labor and/or qualified in the framework of environmental relevance that considers sectors with greater potential of socio-environmental impact and the financial exposure of the activity.

Since 2004, we have been signatories of the Equator Principles and we ensure that the projects funded and advised by us and that are included in these Principles are developed in compliance with the legislation in force and also adhere to supra-legal environmental practices foreseen in the International Finance Corporation’s (IFC) Performance Standards and the World Bank’s Health, Safety and Environmental Guidelines, including: climate change, biodiversity, human rights and indigenous peoples.

Project financing operations covered by the Equator Principles and also those with identified environmental risks are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. In the monitoring of these projects follow up is made of the aspects of human rights, impacts on indigenous peoples, biodiversity and climate change.

When necessary, action plans are drawn up and audit procedures are established that assist in the management and evaluation of the socio-environmental compliance of the projects.

•	Investments

BRAM has a methodology of analysis of ESG factors for all modalities of assets under management, including private and public securities. In the case of private securities, they are considered the material themes of each sector to identify the risks and opportunities that companies face. For the public securities, the methodology considers indicators that measure the regulatory quality and the public policies for good basic services provided to the population, i.e. basic services, environmental conservation and reduction of social inequality. Therefore, the socio-environmental aspects are incorporated in BRAM’s business, whose mission has been to provide superior and sustainable returns in managing the investments of customers.

On December 31, 2020, BRAM managed R$529.1 billion, of which R$526.5 billion was evaluated taking into account ESG issues, representing 99.5% of total assets.

BRAM also conducts engagement activities for companies and business partners to adopt the best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (PRI), of which it is a signatory. The application of the PRI, which takes place transversally to the activities of investment and relationship with BRAM’s stakeholders, has the following scope and practices:

•	integration of ESG issues with the analysis and management of assets;
•	involvement of investees;
•	creation of a database of ESG information from investees;
•	training of BRAM professionals in ESG issues and its importance to investment activities;

104 Form 20-F – December 2020

Form 20-F

•	institutional participation of BRAM in forums and work groups related to the issue of responsible investment; and
•	flow of information from reporting on the increased application of the principles in the Organization to the PRI and BRAM.

BRAM reformulated the FIA Fund Corporate Sustainability, with investment in shares of companies that offer the best ESG performances. The rates of management and their ticket were reduced allowing greater access to the fund. The same principle was applied for the SRI (Socially Responsible Investment) credit fund, which contains companies that are better prepared for the socio-environmental challenges.

In addition, four new ESG funds were launched in December 2020. Two of them of active management, containing a mixture of local and global actions. The FIC FIA ESG Global BDR Level I, has 50% of shares of Local Equity and 50% of shares related to the Global Equity. Now the FIC MM ESG Global, has 50% of shares of Local Fixed Income and 50% of shares of Global Fixed Income. Both seeking excellence in ESG assets. The other two funds, FOF Global ESG RV IE and FOF Global ESG RF IE are funds of ESG funds, with the objective of investing in global funds, of fixed income and equity with the best global performance in ESG.

•	Insurance

Grupo Bradesco Seguros works and contributes towards environmental, social and economic sustainability, as well as the creation of innovative sustainable solutions, capable of reducing risks. Therefore, since 2012, Grupo Bradesco Seguros has integrated the Principles for Sustainable Insurance (PSI), voluntary commitment to the United Nations Environment Programme Finance Initiative (UNEP FI) that seeks to maintain the continuous evaluation of demand for financial and insurance products that offer adequate solutions to the customers, both to boost a low-carbon economy and protect them from the impacts or adapt them to the transformations originating from climate change.

The Group has its own Sustainability Committee, subject to the Steering Committee of Bradseg Participações S.A., which rely on the participation of the Executive Officers and Superintendents of the companies of the Group and of the Holding, and aims to propose strategies and solutions that promote the implementation of best practices of sustainability to the activities and business. Bradesco Seguros also has its own area of Social and Environmental Risk Management, which reports to its Risk Committee and, through it, to the Boards of the business units on the evolution of the socio-environmental risks.

Bradesco Seguros established three standards, regarding: Socio-environmental Responsibility, Socio-environmental Risk and Donations and Sponsorships. Both have guidelines for the management of ESG aspects and are valid for all of the Grupo Bradesco Seguros companies. The rules cover issues such as product and service development and supply, management of real estate developments; relationships with suppliers, customers and partners; donations and sponsorships; contract and investment management; environmental preservation, eco-efficiency and climate change; in addition to repudiating discriminatory acts, harassment, child and slave labor, and sexual exploitation.

4.B.70.02-22.05 Socio-environmental management of operating activities

The management of our operations also incorporates socio-environmental criteria and good practices. Among them, we highlight:

•	In 2020, we assumed the commitment (since the end of the same year) to have 100% of our operations supplied by renewable energy resources. With the implementation of the initiative, we start 2021 as one of the first major financial institutions in the world to complete the transition. In addition, we committed to neutralize 100% of greenhouse gas emissions (carbon equivalents) generated by operations of the Organization from 2019 onwards, being the first major Brazilian bank to assume such a level of carbon offsetting;
•	Through the Eco-Efficiency Management Program, we invest in initiatives with specific goals to reduce our environmental impact. For example, between 2017 and 2019, we decreased our electricity consumption by 3% and our total greenhouse gas emissions by 5%; and

105 Bradesco

4.B. Business Overview

•	In the homologation of companies that provide a service to us, we consider ESG aspects. Additionally, suppliers that are considered critical are submitted to socio-environmental auditing in order to identify, manage and mitigate the risks found, as well as promote their development.

4.B.70.02-22.06 Climate Change

Climate change generates, in the short-, medium- and long-term, significant changes in our society and economy. Its impacts are physical or environmental – such as rising global temperature and increasingly extreme weather events, each day more severe and frequent –, as well as political and market movements, as new public policies and changes in consumption and production patterns.

In this context, we seek to ensure that our operations and businesses are prepared for climate challenges, with the main objectives stated below:

•	To reduce and mitigate the generation of greenhouse gases by its operations and manage the exposure of our operational structures to climate risks (more information in the “Socio-environmental management in the operational activities” section).
•	To integrate current and future climate risk assessment and opportunities into the decision-making and management processes of our business (more information on “Social, environmental and governance criteria in business decisions”).
•	To provide financial solutions that support consumption and production patterns with lower carbon generation and more resilient to climate impacts – such as: financing for low-carbon agriculture and solar power generation panels; and
•	To promote engagement and awareness of the topic with the public with which we relate, such as employees, partners and suppliers, customers and entities of civil society.

In 2020, we formalized the governance on Climate Change, integrated to the structures for risk management and sustainability, consisting of three levels:

•	Strategic: Sustainability and Diversity Committee, in accordance with the guidelines of the Board of Directors;
•	Executive: Executive Officer responsible for Risk and Sustainability, with the support from the Sustainability Commission and the Risk Committees; and
•	Operational: Coordination by the areas of Corporate Sustainability and Socio-environmental Risk, with the involvement of different dependencies of the Organization.

We have updated and offer our position on climate change on our page on sustainability.

More information on our action in line with the recommendations of the climate information follows, where possible, the recommendations of the Task (TCFD), is available in our Integrated Report.

4.B.70.02-22.07 Performance and highlights of 2020

•	We joined the Partnership for Carbon Accounting Financials (PCAF), an international collaboration between financial institutions to develop a methodology to measure and disclose the carbon emissions generated by the activities funded and invested by the institutions.
•	We became a signatory of the Brazilian Coalition on Climate, Forests and Agriculture with the goal of participating with other companies and organizations of civil society in the promotion of policies and actions that boost Brazil towards a sustainable, low-carbon and inclusive economy.
•	Issuing our first ESG security: the fund raising of R$1.2 billion will fund projects and assets that support the transition toward a less carbon-intensive economy.
•	Partnership between Bradesco, Itaú and Santander to launch the Amazon Plan, an action plan comprising 10 integrated measures to promote the sustainable development of the Amazon region, with a focus on 3 pillars: the environmental conservation and the development of the bioeconomy; the investment in sustainable infrastructure; and the guarantee of basic rights of the Amazonian population. An Advisory Board with seven experts recognized by acting on the challenges in the region will be responsible for guiding the measures and enhancing the results of the partnership.

106 Form 20-F – December 2020

Form 20-F

•	Contribution to the fight against Covid-19, either individually or in partnership with other companies, supporting actions that range from the manufacture and distribution of masks, purchase and donation of hospital equipment and kits for testing, to the construction of field hospitals.

Maintaining our trajectory of evolution on ESG performance, we ended 2020 with important recognitions:

•	Fifth global position among the banks in the Dow Jones Sustainability Indexes, as the Brazilian bank with the best performance in the index;
•	Leader in Climate Management, in the evaluation of the CDP, with the concept of "A-";
•	ESG leadership, according to the MSCI ESG Ratings, with an AA rating;
•	Sixteenth consecutive participation in the Corporate Sustainability Index (ISE), of B3; and
•	Evaluated above the market average by the major ESG rating agencies: Vigeo Eiris – Best EM Performers, FTSE4Good, Bloomberg Gender-Equality Index, ISS ESG Corporate Rating, Sustainalytics’ ESG Ratings, among others.

4.B.70.02-22.08 Transparency

Our Integrated Report (full and summary versions – not incorporated by reference herein) comprises main financial and non-financial actions and results of the year based on topics considered most relevant to us and our stakeholders.

In addition, specific contents are disclosed like the ESG presentation, the positioning of Climatic Change and the role on the incorporation of ESG issues in business. The contents are available on our Investor Relations and Sustainability websites.

To prepare the Report we follow the Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC) methodologies. We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); and the disclosure of climate information follows, where possible, the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

The prioritization of themes plus materials follows our Framework of Relevance, built from the engagement of the Board of Directors, Presidency and various stakeholders, including employees. The Matrix presents graphically the most relevant and strategic themes of the Organization to be addressed in the disclosure of information to the market.

4.B.70.02-23 Audit partner rotation requirements

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

Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the members responsible for the independent accounting audit, every five fiscal years. According to Article 121, X, of CNSP Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019. A member responsible for the independent accounting audit can only return three years after being replaced.

107 Bradesco

4.B. Business Overview

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the auditors’ report should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors, elected in the form of Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of the independent accounting firm.

For additional information on the auditors of the consolidated financial statements included in this annual report see “Item 16.C. Principal Accountant Fees and Services”.

4.B.70.02-24 Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,818/20, which came into force on January 1, 2021, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report and the management report on social business and the main administrative facts for the period.

Resolution No. 4,818/20, which entered into force on January 1, 2021, consolidates the general criteria for preparation and disclosure of financial statements and other institutions, authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortium and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual, relating to the six months ended June 30 and December 31, which are: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in stockholders’ equity.

Due to the scenario resulting from the Covid-19 pandemic, Circular No. 3,999/20 was edited, which amended the deadlines for disclosure of financial statements and remittance of accounting documents to the Central Bank of Brazil of documents relating to base dates from March to November 2020. Since its semiannual and intermediate financial statements for periods ending in 2020, they should be disclosed until ninety (90) days after the base date.

In addition, in December 2020, the CMN edited Resolution No. 4,877/20 which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). With this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

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

108 Form 20-F – December 2020

Form 20-F

Pursuant to this regulation, financial institutions having Reference Equity of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third-party deposits of over R$5.0 billion are also required to create an Audit Committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions’ Bylaws. The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were amended in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operational of such a Committee. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions. See “Item 16.D. Exemptions from the listing standards for Audit Committees”.

We are required to publish a semiannual summary of the Audit Committee report together with our financial statements.

4.B.70.02-25 Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

4.B.70.02-26 Asset management

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank of Brazil, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its shareholders’ equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the asset management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. In 2020, CVM Instruction No. 555/14 was amended by CVM Resolution No. 03/20, with flexibility and update of the rules on issuance of BDRs.

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

In addition to the limitations specified in each financial investment fund’s bylaws, they may not:

•	invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;
•	invest more than 20.0% of their shareholders’ equity in securities issued by the same financial institution authorized to operate by the Central Bank of Brazil (including the fund administrator);

109 Bradesco

4.B. Business Overview

•	invest more than 5.0% of their shareholders’ equity if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank of Brazil; and
•	be directly exposed to crypto assets. The CVM recommends avoiding indirect exposure until the regulator issues a final rule on the matter.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the controlling company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

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

4.B.70.02-27 Brokers and dealers

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

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

On August 29, 2019, the CMN amended Resolution No. 4,750/19, changing the rules applicable to brokers and distributors. The new rule provides that these societies can make loans of assets of its equity to its customers to exclusively use the goods in the provision of guarantees for operations, provided that the requirements of said Resolution are met.

In November 2020, with Resolution No. 4,871/20, there was a new amendment of the regulation applicable to brokers and distributors, allowing their role as issuers of electronic money. However, such activity will be exclusionary in comparison to the offer of register accounts currently offered. If they choose to offer payment accounts, the register accounts should be closed to all the customers and replaced by payment accounts.

110 Form 20-F – December 2020

Form 20-F

➢	Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ website must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

4.B.70.02-28 Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the Leasing Law) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

4.B.70.03 Insurance, health and pension plans regulation

4.B.70.03-01 Principal regulatory agencies

4.B.70.03-01.01 National Private Insurance Council

The CNSP is the agency responsible for establishing the guidelines and standards of private insurance policy. The agency is composed of representatives of the Ministry of Finance, the Ministry of Justice, the Ministry of Social Security and Social Assistance of the Superintendence of Private Insurance, the Central Bank of Brazil and the CVM.

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

Thus, for insurers to operate, they need government approval, as well as specific approval from the SUSEP to commercialize each of their products, where they may underwrite policies either directly to consumers or through qualified brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

111 Bradesco

4.B. Business Overview

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

To fulfill its objectives, the following are incumbent upon the ANS:

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

112 Form 20-F – December 2020

Form 20-F

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

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it does not require the insurance company to utilize a minimum number of local reinsurers. However, in accordance with Article 15 of the CNSP Resolution No. 168/07, the insurance company must give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, as per CNSP Resolution No. 168/07 as amendment by CNSP Resolution No. 353/17, there are no more limits on the transference of risks by insurers to companies that belong to its financial conglomerate as long as the operations of reinsurance and retrocession ensure the effective transfer of risk between the parties, and are executed at arms-length.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, EAPCs, and local reinsurance companies. The main changes in such regulation were the following:

•	consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (PRS);
•	establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement (CMR), so that the companies can promptly react to unexpected losses incurred by their capital;
•	changes to the base capital for EAPCs constituted as business corporations; and
•	exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

Subsequently, Resolution No. 302/13 was revoked by Resolution No. 316/14 and Resolution No. 321/15. The Resolution No. 321/15 provides for regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted shareholders’ equity, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPCs, capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were subsequently amended and consolidated SUSEP Circular No. 612/20 is currently in force, as amended by Circular No. 622/21.

Resolution No. 383/20 issued by CNSP in March 2020, established that the operations of insurance, open pension plan, capitalization and reinsurance will be recorded in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP in order to increase the control of the operations carried out by these companies.

There is currently no restriction on foreign investment in insurance companies.

4.B.70.03-03 Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law”, containing general provisions applicable to health insurance companies, in accordance with Law No. 10,185/ 01, and the general terms and conditions of agreements entered into between health insurance companies and their customers.

113 Bradesco

4.B. Business Overview

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2001, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2001, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement. However, in accordance with the terms of Law No. 10,185/01, and the terms of this article, the insurance companies specializing in health insurance will remain subject to the rules on the application of assets guaranteeing the technical provisions issued by CMN.

4.B.70.03-04 Supplementary pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank of Brazil may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. In turn, CNSP edited CNSP Resolution No. 376/19, amending Resolution No. 321/15, which among various subjects, also regulates the investments by insurers, open entities of complementary pensions plans, capitalization companies and local reinsurers.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular No. 563/17, as amended by Circular No. 585/19, in addition to the Supplementary Law No. 109/01, regulate the Supplementary Pension Plan activity.

4.B.70.03-05 Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract reinsurance or retrocession operations to reinsurers not authorized when the lack of capacity of the local reinsurers is proven.

Currently, due to the Decree No. 10,167/19, the Brazilian law provides that the insurer or the cooperative society, may concede occasional reinsurers up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions in the percentages of premiums that may be ceded in reinsurance.

The regulation of SUSEP establishes a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provisions a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer can transfer risks to related or foreign-based companies belonging to the same financial conglomerate.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) Open Supplementary Pension Fund Entity (EAPC) (Article 2, paragraph 1); and (ii) Closed Supplementary Pension Fund Entity (EFPC) and operators of private health care plans (Article 2, paragraph 3).

114 Form 20-F – December 2020

Form 20-F

4.B.80 Taxes on our main transactions

4.B.80.01 Taxes on financial operations (IOF)

4.B.80.01-01 On loans

IOF levied on loans has as its taxable event the delivery of the obligation amount or value.

Rate applicable to loans and advances of any type, including credit opening is 0.0041% per day to corporate entity borrowers and since January 2015, 0.0082% to individual borrowers.

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

Since January 2008, besides IOF on the transactions mentioned above, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a corporate entity. For corporate entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loans is levied on operations between individuals and corporate entities domiciled in Brazil, as well as on operations whose creditor resides in Brazil, even if the debtor is located abroad. However, the IOF is not levied on loans where the lender is located abroad, and the borrower is in Brazil.

To help the Brazilian economy tackle the adverse effects caused by the Covid-19 pandemic, the IOF rate was reduced to zero on loans carried out between April 3, 2020 and November 26, 2020, and between December 15, 2020, and December 31, 2020, in accordance with Decrees No. 10,551/21 and No. 10,572/20.

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

4.B.80.02 Income and social contribution taxes on profit

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net profits, known as Social Contribution or CSLL, both calculated on the adjusted net profit. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate around 25.0%. Social contribution tax payable by the majority of financial institutions is calculated based on a rate of 15.0% as from January 1, 2019. However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, the banks of any kind and the development agencies began to be subject to the increased rate of 20%. On March 1, 2021, Provisional Measure No. 1,034/21 was edited, which increases the rates for Social Contribution by 5% for the majority of financial institutions (including banks of any kind) during the period from July 1, 2021 to December 31, 2021. The impacts of this Provisional Measure are being analyzed. For further information on our income tax expense, see Note 16 to our consolidated financial statements in “Item 18. Financial Statements”.

115 Bradesco

4.B. Business Overview

Companies based in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

As a rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except: (i) if they are domiciled in a tax haven or if they adopt a sub-taxation scheme, or (ii) they are treated as subsidiaries. With regard to the subsidiaries, the controller corporate entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation base of the IRPJ and Social Contribution.

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

The variation in the monetary value of companies’ credit rights and obligations in Brazil due to varying exchange rates can be calculated on a cash or accrual basis. The election of the tax regime must be exercised in January of each calendar year and may only be altered during the fiscal year if there is “material variation in the exchange rate”, as published by a Finance Ministry Directive.

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

Since August 2004, the PIS and Cofins rates due on financial revenues were 0.0%, including those arising from operations carried out for purposes of hedge, earned by corporate entities subject to the system of non-accrual of these contributions. In April 2015, Decree No. 8,426/15 established that from July 2015, the rates shall be reestablished to 0.65% and 4.0%, respectively, including with respect to the revenue arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the normative was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and Cofins, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the corporate entity, including loans and financing; and (ii) hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

116 Form 20-F – December 2020

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

In July 2010, the Brazilian tax authorities introduced digital tax records (Escrituração Fiscal Digital – EFD) for PIS and Cofins taxes. Under this rule, financial and similar institutions must keep digital records (EFD) for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

In 2020, to minimize the impacts of the Covid-19 pandemic on companies and businesses in the Brazilian territory, Decrees were issued by the RFB extending the term of collection of PIS and Cofins taxes. RFB Decree No. 139/20 has extended the deadline for payment of amounts due for March 2020 to August 25, 2020; and amounts due for April 2020 to October 25, 2020. RFB Decree No. 245/20 has extended the deadline for payment of amounts due under the competence from May 2020 to November 25, 2020. In addition, in line with the postponement of the collection of these taxes, the deadlines for submission of their ancillary obligations (statement of debits and credits of federal taxes (DCTF) and (EFD) were also extended.

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

The Brazilian Federal Revenue (RFB) Normative Instruction No. 1,680/16, features on the identification of financial accounts in accordance with the CRS and regulates the procedures for identification, diligence and reporting to be made by financial institutions and entities subject to the norm.

The financial institutions and entities subject should address this information to the RFB, through e-Financeira, following the obligations of Normative Instruction No. 1,571/15.

117 Bradesco

4.B. Business Overview

4.B.90 Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure (PM) No. 775/17, issued by the President of Brazil in April 2017, into the Law No. 13,476/17. The new law consolidates the provisions on creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17 to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The CMN has established a deadline of 180 days for this rule to become effective. Resolution No. 4,593/17 presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is (i) applicable to bilateral operations (meaning operations directly with customers), with some exemptions in certain situations; and (ii) the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank of Brazil as a condition for engaging in certain negotiations and in assumption of custody. The Central Bank of Brazil will issue regulations governing the implementation of such rules, including the creation of an electronic system for constitution of liens and encumbrances.

In December 2020, by means of BCB Normative Instruction No. 61/20, the financial institutions and other institutions authorized to operate by the Central Bank of Brazil, should inform the standardized identifier of the loan (IPOC), dealt by in Circular No. 3,953/19, as amended, in the registry of financial instruments representative of loan and leasing operations, including those subject to assignment of credit, chattel and portability and in the form of credit rights, in systems of registration and financial settlement of assets authorized by the Central Bank of Brazil.

4.B.100 Selected Statistical Information

Selected statistical information shown in this section as of December 31, 2020 and 2019 and for the three year period then ended is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report. The data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. For a better understanding, read this information (for the years ended December 31, 2020, 2019, and 2018) in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements”.

118 Form 20-F – December 2020

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

➢	Interest-earning and non-interest earning assets
For the year ended December 31,	R$ in thousands, except %
	2020			2019			2018
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	251,892,319	13,982,931	5.6%	240,554,612	19,436,407	8.1%	226,255,745	17,538,227	7.8%
Financial assets at fair value through other comprehensive income	180,175,796	13,632,071	7.6%	155,773,766	12,567,751	8.1%	182,237,700	16,666,298	9.1%
Financial assets at amortized cost	170,156,931	15,698,407	9.2%	150,042,781	13,139,371	8.8%	101,777,446	12,120,868	11.9%
Loans and advances to banks	130,746,455	6,802,466	5.2%	97,965,424	6,874,429	7.0%	119,022,489	9,546,878	8.0%
Loans and advances to customers	484,602,733	67,596,056	13.9%	415,669,729	68,063,693	16.4%	373,376,534	62,200,740	16.7%
Central Bank compulsory deposits	70,833,791	2,017,605	2.8%	79,302,914	4,304,875	5.4%	68,226,005	3,916,299	5.7%
Other interest-earning assets	191,287	13,835	7.2%	546,050	31,179	5.7%	1,250,275	63,829	5.1%
Total interest-earning assets	1,288,599,312	119,743,371	9.3%	1,139,855,276	124,417,705	10.9%	1,072,146,194	122,053,139	11.4%

Non-interest-earning assets	-	-	-	-	-	-	-	-	-
Cash and balances with banks	23,330,719	-	-	16,124,897	-	-	15,152,436	-	-
Central Bank compulsory deposits	8,002,186	-	-	6,900,733	-	-	6,587,662	-	-
Financial assets available for sale (shares)	17,205,887	-	-	16,646,199	-	-	13,999,412	-	-
Non-performing loans and advances to customers (1)	17,197,660	-	-	17,576,507	-	-	17,474,231	-	-
Expected losses for loans and advances	(38,941,865)	-	-	(33,251,132)	-	-	(28,130,043)	-	-
Investments in associates and joint ventures	7,187,218	-	-	8,165,368	-	-	8,385,253	-	-
Property and equipment, net of accumulated depreciation	14,494,397	-	-	9,531,260	-	-	8,302,022	-	-
Intangible assets and goodwill, net of accumulated amortization	14,512,492	-	-	19,718,843	-	-	15,587,020	-	-
Current and deferred income tax	92,736,867	-	-	63,292,404	-	-	59,130,804	-	-
Other non-interest-earning assets	78,882,902	-	-	87,113,632	-	-	75,349,224	-	-
Total non-interest-earning assets	234,608,463	-	-	211,818,711	-	-	191,838,021	-	-

Total assets	1,523,207,775	-	-	1,351,673,987	-	-	1,263,984,215	-	-
(1) Overdue by more than 60 days.

119 Bradesco

4.B. Business Overview

➢	Interest-bearing and non-interest-bearing liabilities
For the year ended December 31,	R$ in thousands, except %
	2020			2019			2018

	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-bearing liabilities
Savings deposits	122,871,162	3,049,149	2.5%	108,975,557	4,568,663	4.2%	103,764,844	4,646,528	4.5%
Time deposits (1)	303,480,700	5,662,574	1.9%	192,298,337	7,974,767	4.1%	158,396,848	6,389,594	4.0%
Obligations for repurchase agreements	199,579,332	8,423,041	4.2%	191,481,640	11,784,845	6.2%	211,937,370	15,094,786	7.1%
Borrowings and onlendings	52,739,037	5,907,385	11.2%	53,915,887	4,400,636	8.2%	51,448,829	3,176,469	6.2%
Funds from securities issued	161,510,259	4,786,206	3.0%	161,733,309	9,250,005	5.7%	146,183,351	9,054,699	6.2%
Subordinated debt	52,789,319	2,403,327	4.6%	53,387,035	3,708,924	6.9%	47,741,687	3,517,067	7.4%
Insurance technical provisions and pension plans	276,710,567	18,344,005	6.6%	258,822,232	16,930,146	6.5%	245,141,522	13,365,526	5.5%
Total interest-bearing liabilities	1,169,680,376	48,575,687	4.2%	1,020,613,997	58,617,986	5.7%	964,614,451	55,244,669	5.7%

Non-interest-bearing liabilities	-	-	-	-	-	-	-	-	-
Demand deposits	42,389,455	-	-	32,764,740	-	-	32,720,748	-	-
Other non-interest-bearing liabilities	173,379,562	-	-	165,177,418	-	-	142,565,235	-	-
Total non-interest-bearing liabilities	215,769,017	-	-	197,942,158	-	-	175,285,983	-	-

Total liabilities	1,385,449,393	-	-	1,218,556,155	-	-	1,139,900,434	-	-

Equity attributable to controlling shareholders	137,277,197	-	-	132,706,804	-	-	123,748,267	-	-
Non-controlling interest	481,185	-	-	411,028	-	-	335,514	-	-
Total liabilities and equity	1,523,207,775	-	-	1,351,673,987	-	-	1,263,984,215	-	-
(1) Includes interbank deposits.

120 Form 20-F – December 2020

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

For the year ended December 31,	R$ in thousands
	2020/2019
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change
Interest-earning assets
Financial assets at fair value through profit or loss	878,543	(6,332,019)	(5,453,476)
Financial assets at fair value through other comprehensive income	1,881,074	(816,754)	1,064,320
Financial assets at amortized cost	1,828,794	730,242	2,559,036
Loans and advances to banks	1,964,791	(2,036,754)	(71,963)
Loans and advances to customers	10,404,232	(10,871,869)	(467,637)
Central Bank compulsory deposits	(419,648)	(1,867,622)	(2,287,270)
Other interest-earning assets	(24,087)	6,743	(17,344)
Total interest-earning assets	16,513,699	(21,188,033)	(4,674,334)
*
Interest-bearing liabilities
Savings deposits	525,958	(2,045,472)	(1,519,514)
Time deposits	3,327,200	(5,639,393)	(2,312,193)
Obligations for repurchase agreements	479,801	(3,841,605)	(3,361,804)
Borrowings and onlendings	(98,036)	1,604,785	1,506,749
Funds from securities issued	(12,739)	(4,451,060)	(4,463,799)
Subordinated debt	(41,074)	(1,264,523)	(1,305,597)
Insurance technical provisions and pension plans	1,183,304	230,555	1,413,859
Total interest-bearing liabilities	5,364,414	(15,406,713)	(10,042,299)

121 Bradesco

4.B. Business Overview

4.B.100.03 Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2020	2019	2018
Average balance of interest-earning assets (A)	1,288,599,312	1,139,855,276	1,072,146,194
Average balance of interest-bearing liabilities	1,169,680,376	1,020,613,997	964,614,451
Net interest income (B)	71,167,684	65,799,719	66,808,470
*	*	*	*
Interest rate on the average balance of interest-earning assets (C)	9.3%	10.9%	11.4%
Interest rate on the average balance of interest-bearing liabilities (D)	4.2%	5.7%	5.7%
Net yield on interest-earning assets (C-D)	5.1%	5.2%	5.7%
*	*	*	*
Net interest margin (B/A)	5.5%	5.8%	6.2%

4.B.100.04 Return on equity and assets

The following table shows selected financial indices for the periods indicated:

For the year ended December 31,	R$ in thousands, except % and per share information
	2020	2019	2018
Net income in IFRS (A)	16,033,961	21,173,207	16,748,439
Accounting pratices diferences (IFRS X BRGAAP) (A - B)	(512,616)	(1,409,408)	(2,336,514)
Net income in BRGAAP (B)	16,546,577	22,582,615	19,084,953
Average total assets (IFRS) (C)	1,523,207,775	1,351,673,987	1,263,984,215
Average equity attributable to controlling shareholders (IFRS) (D)	137,277,197	132,706,804	123,748,267
Net incomein IFRS as a percentage of average total assets (A / C)	1.1%	1.6%	1.3%
Net income in IFRS as a percentage of average equity attributable to controlling shareholders (A / D)	11.7%	16.0%	13.5%
Dividends payout ratio to net income (1)	30.0%	68.8%	34.2%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

122 Form 20-F – December 2020

Form 20-F

4.B.100.05 Financial assets at fair value through profit or loss, at fair value through other comprehensive income and assets at amortized cost.

The following table sets our financial assets at fair value through profit or loss, at fair value through other comprehensive income and assets at amortized cost, as of the dates indicated. For more information about the treatment of our assets, see Notes 21, 24 and 25 to our consolidated financial statements included in “Item 18. Financial Statements”.

December 31,	R$ in thousands, except %
	2020	2019	2018
Financial assets at fair value through profit or loss
Brazilian government securities	215,945,004	200,835,878	206,756,050
Bank debt securities	10,668,517	14,984,397	10,164,454
Derivative financial instruments	24,815,393	14,511,190	14,770,594
Corporate debt and marketable equity securities	16,689,704	13,391,018	9,303,942
Mutual funds	6,516,477	5,518,833	3,657,393
Brazilian sovereign bonds	725,515	47,308	659,603
Foreign government securities	626,079	471,153	849,114
Total financial assets at fair value through profit or loss	275,986,689	249,759,777	246,161,150
Financial assets at fair value through profit or loss as a percentage of total assets	17.2%	18.1%	18.9%
*	*	0.0%	0.0%
Financial assets at fair value through other comprehensive income
Brazilian government securities	143,498,442	161,066,901	150,818,755
Corporate debtsecurities	4,894,033	5,485,677	5,975,194
Marketable equity securities	12,291,021	9,951,317	10,929,483
Bank debt securities	6,127,305	5,512,479	5,921,076
Mutual funds	2,950,583	2,231,810	2,841,361
Brazilian sovereign bonds	9,572,373	1,746,932	1,564,667
Foreign government securities	6,508,218	6,454,894	-
Total financial assets at fair value through other comprehensive income	185,841,975	192,450,010	178,050,536
Financial assets at fair value through other comprehensive income as a percentage of total assets	11.6%	14.0%	13.6%
*	*	0.0%	0.0%
Financial assets at amortized cost
Brazilian government securities	91,884,693	89,114,107	82,661,682
Corporate debtsecurities	87,739,201	77,804,253	57,943,056
Brazilian sovereign bonds	-	-	-
Total financial assets at amortized cost	179,623,894	166,918,360	140,604,738
Financial assets at amortized cost as a percentage of total assets	11.2%	12.1%	10.8%

123 Bradesco

4.B. Business Overview

➢	Maturity distribution

The following table shows maturity dates and weighted average yield (Average Income) as of December 31, 2020, for our financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost:

December 31, 2020	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	44,061,101	2.2%	147,622,869	3.7%	17,480,573	6.2%	6,780,461	8.3%	-	-	215,945,004	5.3%
Corporate debt and marketable equity securities (1)	1,293,246	2.8%	5,913,035	3.2%	1,496,276	3.7%	317,321	4.4%	7,669,826	-	16,689,704	3.3%
Bank debt securities	5,432,921	2.7%	4,407,284	2.9%	140,847	2.8%	687,465	2.8%	-	-	10,668,517	2.8%
Mutual funds (2)	-	-	-	-	-	-	-	-	6,516,477	-	6,516,477	-
Derivative financial instruments	9,115,584	-	7,357,256	-	8,338,381	-	4,172	-	-	-	24,815,393	-
Foreign government securities	535,296	4.3%	31,794	4.8%	22,291	4.1%	36,698	4.8%	-	-	626,079	4.5%
Brazilian sovereign bonds	5	4.9%	98,180	7.0%	625,010	5.0%	2,320	5.8%	-	-	725,515	6.0%
Total financial assets at fair value through profit or loss	60,438,153	-	165,430,418	-	28,103,378	-	7,828,437	-	14,186,303	-	275,986,689	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Financial assets at fair value through other comprehensive income
Brazilian government securities	52,211,449	3.7%	51,669,032	4.3%	12,467,659	6.0%	27,150,302	9.6%	-	-	143,498,442	6.0%
Mutual funds	-	-	-	-	-	-	-	-	2,950,583	-	2,950,583	-
Brazilian sovereign bonds	759,258	4.9%	6,138,493	2.9%	2,674,622	5.0%	-	-	-	-	9,572,373	3.2%
Corporate debt securities	95,448	5.0%	3,794,076	5.0%	642,087	4.1%	362,422	9.3%	-	-	4,894,033	5.9%
Bank debt securities	414,723	2.9%	5,690,524	3.9%	-	-	22,058	4.8%	-	-	6,127,305	3.6%
Foreign government securities	6,411,501	4.8%	96,717	4.7%	-	-	-	-	-	-	6,508,218	4.8%
Marketable equity securities (1)	-	-	-	-	-	-	-	-	12,291,021	-	12,291,021	-
Total financial assets at fair value through other comprehensive income	59,892,379	-	67,388,842	-	15,784,368	-	27,534,782	-	15,241,604	-	185,841,975	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Financial assets at amortized cost
Brazilian government securities	22,215,802	13.8%	44,927,863	6.4%	2,907,535	6.8%	21,833,493	17.2%	-	-	91,884,693	12.0%
Floating rate – bills of exchange	15,056,849	6.4%	32,816,538	8.0%	31,734,398	4.3%	8,131,416	4.5%	-	-	87,739,201	7.2%
Total financial assets at amortized cost	37,272,651	-	77,744,401	-	34,641,933	-	29,964,909	-	-	-	179,623,894	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Overall Total	157,603,183	-	310,563,661	-	78,529,679	-	65,328,128	-	29,427,907	-	641,452,558	-
(1) For no stated maturity, it mainly corresponds to marketable equity securities; and
(2)Investments in these assets are redeemable at any time in accordance w ith our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

124 Form 20-F – December 2020

Form 20-F

➢	Fair value through profit or loss, at fair value through other comprehensive income and at amortized cost by currency as of the dates indicated, according to IFRS 9
	R$ in thousands
	At fair value		Amortized cost	Total
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost
December 31, 2020
Denominated in reais	265,350,469	163,107,389	179,366,556	607,824,414
Denominated in foreign currency (1)	10,636,220	22,734,586	257,338	33,628,144
December 31, 2019
Denominated in reais	242,234,229	176,806,180	166,513,375	585,553,784
Denominated in foreign currency (1)	7,525,548	15,643,830	404,985	23,574,363
December 31, 2018
Denominated in reais	242,903,722	167,009,305	140,252,672	550,165,699
Denominated in foreign currency (1)	3,257,428	11,041,231	352,066	14,650,725
(1) Predominantly U.S. dollars.

4.B.100.06 Loans and advances to customers

The following tables summarize our outstanding loans and advances to customers by category of transaction. Substantially all of our loans and advances to customers are to borrowers domiciled in Brazil. The majority of our loans and advances are denominated in reais and indexed to fixed or floating interest rates. A smaller portion of them is denominated in/or indexed to, the U.S. dollar.

December 31,	R$ in thousands
	2020	2019	2018	2017	2016
Companies	256,810,316	226,976,385	218,944,963	199,940,296	224,046,200
Financing and On-lending	108,461,841	104,138,378	105,672,794	101,449,452	114,767,239
Financing and export	51,461,844	47,484,556	47,626,728	38,272,982	41,872,521
Housing loans	18,538,907	16,822,185	22,415,363	26,539,317	28,754,887
Onlending BNDES/Finame	16,691,762	16,643,236	18,947,583	24,263,448	29,132,236
Vehicle loans	13,589,893	12,040,355	7,828,417	4,901,102	5,183,346
Import	5,696,949	8,398,252	6,850,465	5,318,043	7,140,346
Leases	2,482,486	2,749,794	2,004,238	2,154,560	2,683,903
Borrowings	140,384,792	111,327,898	102,614,435	87,873,248	97,188,790
Working capital	91,405,458	57,887,358	55,739,546	52,409,785	59,992,231
Rural loans	4,956,707	5,525,886	5,459,694	5,683,215	6,570,535
Other	44,022,627	47,914,654	41,415,195	29,780,248	30,626,024
Operations with limits (1)	7,963,683	11,510,109	10,657,734	10,617,596	12,090,171
Credit card	3,966,504	4,000,712	3,105,494	2,708,517	2,746,222
Overdraft for corporates/ Overdraft for individuals	3,997,179	7,509,397	7,552,240	7,909,079	9,343,949
Individuals	256,406,447	230,415,990	192,547,692	173,873,369	168,037,673
Financing and On-lending	93,134,830	78,615,264	67,861,394	60,302,622	57,069,571
Housing loans	59,064,431	44,175,642	38,179,023	33,338,566	31,703,151
Vehicle loans	27,818,022	28,350,727	23,246,610	20,354,966	18,516,602
Onlending BNDES/Finame	6,105,589	5,872,331	6,222,532	6,392,218	6,684,324
Other	146,788	216,564	213,229	216,872	165,494
Borrowings	118,655,689	105,427,418	83,968,350	74,382,441	72,857,618
Payroll-deductible loans	69,897,126	63,144,951	51,284,334	43,968,511	38,804,196
Personal credit	24,033,559	24,338,888	16,858,123	14,184,488	17,445,304
Rural loans	8,419,040	8,543,433	7,894,249	7,838,314	7,852,264
Other	16,305,964	9,400,146	7,931,644	8,391,128	8,755,854
Operations with limits (1)	44,615,928	46,373,308	40,717,948	39,188,306	38,110,484
Credit card	41,229,795	41,353,388	36,447,880	34,860,468	34,661,511
Overdraft for corporates/ Overdraft for individuals	3,386,133	5,019,920	4,270,068	4,327,838	3,448,973
Total portfolio	513,216,763	457,392,375	411,492,655	373,813,665	392,083,873
*	*	*	*	*	*
Impairment of loans and advances	-	-	-	(27,055,566)	(24,780,839)
*	*	*	*	*	*
Expected credit losses for loans and advances	(39,579,405)	(33,863,659)	(31,105,579)	-	-
*	-	-	-	-	-
Net loans and advances to customers	473,637,358	423,528,716	380,387,076	346,758,099	367,303,034
(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

➢	Expected credit losses for loans and advances

On January 1, 2018, we adopted IFRS 9 that, among other changes, alters the form of calculating the estimate of loss of operations subject to the credit risk from a model of “incurred losses” to a model of “expected losses”. Due to this change, we revised and changed our internal policies and methodologies of calculation of losses of operations subject to credit risk. The new methodologies require, due to their nature, the use of judgments and premises on our part, which includes the analysis of the external factors and the general economic conditions and projections, as to the internal factors, such as the history of losses, products, restructuring, risk assessments of the borrowers and guarantees.

125 Bradesco

4.B. Business Overview

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

The whole or part of a financial asset is written off against the related provision for expected credit loss when there is no reasonable expectation of recovery. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recovery of amounts previously written-off is recognized as profit or loss.

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

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented 5.8% in 2020, 6.3% in 2019 and 8.1% in 2018 of our portfolio of loans and advances. In many cases, our customers hold derivative instruments to minimize exchange rate variation risk.

126 Form 20-F – December 2020

Form 20-F

➢	Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2020	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Expected credit losses for loans and advances	Total
Companies	15,234,956	15,532,002	16,524,791	39,695,335	37,431,330	122,722,441	9,669,461	256,810,316	(16,727,944)	240,082,372
Financing and On-lending	2,256,631	4,606,552	6,774,692	18,625,308	14,653,769	60,515,538	1,029,351	108,461,841	(5,385,341)	103,076,500
Financing and export	737,234	2,233,236	4,806,426	13,102,940	6,649,734	23,369,246	563,028	51,461,844	(2,334,336)	49,127,508
Housing loans	103,778	295,246	224,954	637,678	983,398	16,127,223	166,630	18,538,907	(1,281,524)	17,257,383
Onlending BNDES/Finame	442,128	399,091	403,967	1,236,043	2,576,614	11,601,669	32,250	16,691,762	(1,235,581)	15,456,181
Vehicle loans	328,007	613,933	554,705	1,590,192	2,762,243	7,499,296	241,517	13,589,893	(417,397)	13,172,496
Import	558,251	964,377	697,011	1,813,897	1,232,147	412,831	18,435	5,696,949	(74,093)	5,622,856
Leases	87,233	100,669	87,629	244,558	449,633	1,505,273	7,491	2,482,486	(42,410)	2,440,076
Borrowings	12,108,123	9,627,221	8,629,314	20,759,933	22,676,523	62,206,903	4,376,775	140,384,792	(10,684,915)	129,699,877
Working capital	2,464,922	3,852,972	4,395,683	14,758,916	14,447,997	50,342,148	1,142,820	91,405,458	(5,476,512)	85,928,946
Rural loans	149,013	171,205	247,813	942,311	2,183,581	1,226,557	36,227	4,956,707	(94,259)	4,862,448
Other	9,494,188	5,603,044	3,985,818	5,058,706	6,044,945	10,638,198	3,197,728	44,022,627	(5,114,144)	38,908,483
Operations with limits (2)	870,202	1,298,229	1,120,785	310,094	101,038	-	4,263,335	7,963,683	(657,688)	7,305,995
Credit card	-	-	-	-	-	-	3,966,504	3,966,504	(340,739)	3,625,765
Overdraft for corporates/ Overdraft for individuals	870,202	1,298,229	1,120,785	310,094	101,038	-	296,831	3,997,179	(316,949)	3,680,230
Individuals	6,904,381	9,972,455	7,985,263	18,374,708	30,652,775	135,379,874	47,136,991	256,406,447	(22,851,461)	233,554,986
Financing and On-lending	1,195,430	2,362,009	2,013,213	5,755,685	9,749,930	71,010,847	1,047,716	93,134,830	(4,493,806)	88,641,024
Housing loans	330,633	940,645	716,696	2,031,626	3,133,077	51,380,875	530,879	59,064,431	(3,235,805)	55,828,626
Vehicle loans	671,419	1,256,699	1,135,462	3,255,065	5,654,211	15,350,788	494,378	27,818,022	(1,099,523)	26,718,499
Onlending BNDES/Finame	161,721	145,982	147,765	452,126	942,486	4,243,712	11,797	6,105,589	(143,583)	5,962,006
Other	31,657	18,683	13,290	16,868	20,156	35,472	10,662	146,788	(14,895)	131,893
Borrowings	4,881,974	6,581,706	5,073,705	12,467,590	20,673,661	64,369,027	4,608,026	118,655,689	(13,081,406)	105,574,283
Payroll-deductible loans	369,517	2,328,283	1,674,696	5,402,490	9,806,480	48,533,944	1,781,716	69,897,126	(3,569,528)	66,327,598
Personal credit	742,707	1,887,264	1,501,750	3,590,830	4,919,292	9,811,374	1,580,342	24,033,559	(3,731,517)	20,302,042
Rural loans	253,105	290,794	420,913	1,600,528	3,708,844	2,083,325	61,531	8,419,040	(117,157)	8,301,883
Other	3,516,645	2,075,365	1,476,346	1,873,742	2,239,045	3,940,384	1,184,437	16,305,964	(5,663,204)	10,642,760
Operations with limits (2)	826,977	1,028,740	898,345	151,433	229,184	-	41,481,249	44,615,928	(5,276,249)	39,339,679
Credit card	-	-	-	-	-	-	41,229,795	41,229,795	(4,658,853)	36,570,942
Overdraft for corporates/ Overdraft for individuals	826,977	1,028,740	898,345	151,433	229,184	-	251,454	3,386,133	(617,396)	2,768,737
Total loans and advances to customers	22,139,337	25,504,457	24,510,054	58,070,043	68,084,105	258,102,315	56,806,452	513,216,763	(39,579,405)	473,637,358
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

127 Bradesco

4.B. Business Overview

As of December 31, 2020	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of interest rates of loans and advances to customer by maturity
Fixed rates	19,406,514	22,339,584	20,154,758	42,438,188	55,750,808	169,107,294	55,876,218	385,073,364
Floating rates	2,732,823	3,164,873	4,355,296	15,631,855	12,333,297	88,995,021	930,234	128,143,399
Total	22,139,337	25,504,457	24,510,054	58,070,043	68,084,105	258,102,315	56,806,452	513,216,763

128 Form 20-F – December 2020

Form 20-F

➢	Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are denominated in U.S. dollars and made to subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 2.1% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border loans and advances to customers, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the borrower’s parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 1.8% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border investments in securities, divided by the average of the last three years of the total assets).

➢	Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers’ economic activity, as of the dates indicated:

As of December 31,	R$ in thousands, except %
	2020		2019		2018
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	11,810,973	2.3%	8,899,863	1.9%	9,259,368	2.3%
Petrol, derived and aggregated activities	10,661,873	2.1%	8,870,762	1.9%	9,092,151	2.3%
Electricity	1,074,867	0.2%	3,032	-	1,829	-
Other sectors	74,233	-	26,069	-	165,388	-
Private sector	501,405,790	97.7%	448,492,512	98.1%	402,233,287	97.7%
Corporate	244,976,110	47.7%	218,076,522	47.7%	209,365,567	50.9%
Real estate activities and construction	20,092,249	3.9%	21,695,592	4.7%	25,267,761	6.1%
Retail	36,498,461	7.1%	35,521,621	7.8%	32,472,286	7.9%
Services	30,108,475	5.9%	20,136,089	4.4%	19,086,508	4.6%
Transportation and concession	23,662,184	4.6%	20,807,687	4.5%	17,261,369	4.2%
Automotive	15,625,309	3.0%	12,723,830	2.8%	11,284,972	2.7%
Food	13,378,255	2.6%	11,067,069	2.4%	12,040,631	2.9%
Wholesale	16,479,704	3.2%	14,327,816	3.1%	11,467,168	2.8%
Electricity	6,979,203	1.4%	2,868,563	0.6%	4,784,015	1.2%
Steel and metallurgy	10,036,586	2.0%	9,022,956	2.0%	7,698,444	1.9%
Sugar and alcohol	6,878,558	1.3%	6,191,961	1.4%	6,907,858	1.7%
Other sectors	65,237,126	12.7%	63,713,338	13.9%	61,094,555	14.8%
Individuals	256,429,680	50.0%	230,415,990	50.4%	192,867,720	46.9%
Total portfolio	513,216,763	100.0%	457,392,375	100.0%	411,492,655	100.0%
Expected credit losses for loans and advances	(39,579,405)	(7.7)%	(33,863,659)	(7.4)%	(31,105,579)	(7.6)%
Total net of loans and advances to customers	473,637,358	92.3%	423,528,716	92.6%	380,387,076	92.4%

129 Bradesco

4.B. Business Overview

➢	Non-performing loans and advances and expected losses of loans and advances

The following table summarizes our non-performing loans and advances (loans and advances overdue for over 60 days), as well as the total of loans and advances to customers and the respective expected loss, foreclosed assets, and certain asset quality indicators for the dates shown. We use some of these indicators for monitoring purposes and to support decision-making when granting loans and advances. For further information regarding the performance of some of these ratios, see “Item 5.A. Operating Income”:

December 31,	R$ in thousands, except %
	2020	2019	2018	2017	2016
Non-performing loans and advances to customers, over 60 days (A)	14,597,418	19,007,913	17,403,268	20,783,181	23,373,999
Foreclosed assets (B)	1,202,488	1,357,026	1,353,330	1,520,973	1,578,966
Total non-performing loans and advances to customers and foreclosed assets (C)	15,799,906	20,364,939	18,756,598	22,304,154	24,952,965
Total loans and advances to customers (D)	513,216,763	457,392,375	411,492,655	373,813,665	392,083,873
Impairment of loans and advances (E)	-	-	-	27,055,566	24,780,839
Expected credit losses for loans and advances (1) (F)	39,579,405	33,863,659	31,105,579	-	-
Non-performing loans and advances as a percentage of total loans and advances to customers (D / A)	2.8%	4.2%	4.2%	5.6%	6.0%
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to customers (C / D)	3.1%	4.5%	4.6%	6.0%	6.4%
Impairment of loans and advances as a percentage of total loans and advances (E / D)	-	-	-	7.2%	6.3%
Expected credit losses for loans and advances as a percentage of total loans and advances (F / D)	7.7%	7.4%	7.6%	-	-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers (E / A)	-	-	-	130.2%	106.0%
Expected credit losses for loans and advances as a percentage of non-performing loans and advances to customers (F / A)	271.1%	178.2%	178.7%	-	-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets (E / C)	-	-	-	121.3%	99.3%
Expected credit losses for loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets (F / C)	250.5%	166.3%	165.8%	-	-
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances) (2)	2.3%	2.1%	3.1%	3.8%	4.1%
(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.
(2) Total net value written off divided by average total assets. For further information, see "4.B.100.06 Loans and advances to customers -Expected losses of loans and advances” and "4.B.100.01 Average balance sheet and interest rate data - Interest-earning and non-interest earning assets".

130 Form 20-F – December 2020

Form 20-F

➢	Losses of loans and advances

The following table shows the expected credit losses of our loans and advances by type for the periods indicated.

December 31,	R$ in thousands, except %
	2020	2019	2018
Balance at the beginning of the period	38,152,384	34,376,471	27,055,566
Impact of adoption of IFRS 9	-	-	3,829,476
Balance at the beginning of the period adjusted	38,152,384	34,376,471	30,885,042
	*	*
Charge-off from assets
Companies	(5,220,409)	(5,986,498)	(6,241,440)
Financing and On-lending	(1,277,104)	(1,594,018)	(1,580,397)
Financing and export	(494,148)	(724,528)	(580,634)
Housing loans	(512,502)	(569,427)	(496,103)
Onlending BNDES/Finame	(105,099)	(163,366)	(219,754)
Vehicle loans	(60,792)	(97,603)	(152,358)
Import	(4,767)	(9,982)	(61,360)
Leases	(99,796)	(29,112)	(70,188)
Borrowings	(3,546,037)	(4,005,755)	(4,167,441)
Working capital	(1,308,361)	(1,883,326)	(2,649,756)
Rural loans	(11,235)	(4,575)	(9,181)
Other	(2,226,441)	(2,117,854)	(1,508,504)
Operations with limits (2)	(397,268)	(386,725)	(493,602)
Credit card	(76,663)	(75,551)	(117,186)
Overdraft for corporates/ Overdraft for individuals	(320,605)	(311,174)	(376,416)
Individuals	(11,805,562)	(10,678,618)	(12,506,201)
Financing and On-lending	(440,486)	(496,868)	(1,188,417)
Housing loans	(71,310)	(149,222)	(605,814)
Vehicle loans	(168,047)	(176,375)	(225,508)
Onlending BNDES/Finame	(30,493)	(24,346)	(18,536)
Other	(170,636)	(146,925)	(338,559)
Borrowings	(6,284,128)	(5,315,534)	(5,647,564)
Payroll-deductible loans	(1,316,065)	(1,022,097)	(843,162)
Personal credit	(2,843,663)	(2,566,621)	(3,681,272)
Rural loans	(429,797)	(430,966)	(458,818)
Other	(1,694,603)	(1,295,850)	(664,312)
Operations with limits (2)	(5,080,948)	(4,866,216)	(5,670,220)
Credit card	(4,214,780)	(4,121,893)	(3,545,959)
Overdraft for corporates/ Overdraft for individuals	(866,168)	(744,323)	(2,124,261)
Total charge-off from assets	(17,025,971)	(16,665,116)	(18,747,641)
*	-	-	-
Recoveries			-
Companies	3,062,322	4,665,224	4,121,108
Financing and On-lending	699,859	2,362,196	1,020,956
Financing and export	199,003	1,822,032	434,948
Housing loans	168,991	215,994	174,100
Onlending BNDES/Finame	201,169	124,231	174,975
Vehicle loans	113,800	91,390	127,991
Import	12,982	43,460	72,686
Leases	3,914	65,089	36,256
Borrowings	1,814,563	2,045,651	2,938,314
Working capital	520,697	1,101,930	1,407,366
Rural loans	6,863	5,320	17,607
Other	1,287,003	938,401	1,513,341
Operations with limits (2)	547,900	257,377	161,838
Credit card	443,850	140,309	903
Overdraft for corporates/ Overdraft for individuals	104,050	117,068	160,935
Individuals	2,857,075	3,243,672	3,025,987
Financing and On-lending	520,436	668,546	1,396,890
Housing loans	151,102	293,027	281,821
Vehicle loans	224,027	243,955	301,072
Onlending BNDES/Finame	55,288	52,112	46,475
Other	90,019	79,452	767,522
Borrowings	1,741,854	1,861,921	974,892
Payroll-deductible loans	15,081	114,199	87,070
Personal credit	675,617	740,311	760,611
Rural loans	135,418	134,378	125,247
Other	915,738	873,033	1,964
Operations with limits (2)	594,785	713,205	654,205
Credit card	417,788	516,014	457,959
Overdraft for corporates/ Overdraft for individuals	176,997	197,191	196,246
Total recoveries	5,919,397	7,908,896	7,147,095
*	*	*	*
Net charge–offs	(11,106,574)	(8,756,220)	(11,600,546)
*	*	*	*
Expected credit losses for loans and advances	18,711,841	12,532,133	15,091,975
*	*	*	*
Balance at the end of the period	45,757,651	38,152,384	34,376,471
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	2.3%	2.1%	3.1%
(1) Includes renegotiated operations; and
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

131 Bradesco

4.B. Business Overview

December 31,	R$ in thousands, except %
	2017	2016
Balance at the beginning of the period	24,780,839	25,455,204

Charge-off from assets
Working capital	(3,170,932)	(3,171,768)
BNDES/Finame onlendings	(465,169)	(619,139)
Personal credit	(2,619,915)	(2,493,626)
Credit cards	(2,953,025)	(1,979,265)
Export financing	(276,113)	(121,744)
Leasing	(121,844)	(180,191)
Housing loans	(418,558)	(215,987)
Rural loans	(259,170)	(174,167)
Guaranteed account	(403,987)	(460,516)
Import financing	(79,058)	(310,948)
Overdraft facilities	(1,483,415)	(1,414,061)
Others (1)	(9,369,779)	(10,390,738)
Total charge-off from assets	(21,620,965)	(21,532,150)
*
Expected Credit Loss on renegotiated loans	-	-
Working capital	1,059,299	753,566
BNDES/Finame onlendings	249,578	222,901
Personal credit	747,811	569,391
Credit cards	409,119	340,405
Export financing	1,074,567	623,261
Leasing	64,202	95,960
Housing loans	286,345	151,977
Rural loans	114,815	65,502
Guaranteed account	95,567	59,991
Import financing	47,254	119,381
Overdraft facilities	251,508	190,330
Others (1)	2,634,792	2,314,842
Total Expected Credit Loss on renegotiated loans	7,034,857	5,507,507
*	*	*
Net charge–offs	(14,586,108)	(16,024,643)
*	*	*
Net impairment losses on loans and advances	16,860,835	15,350,278
*	*	*
Balance at the end of the period	27,055,566	24,780,839
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	3.8%	4.1%
(1) Includes renegotiated operations.

Based on information available regarding our borrowers, we believe provision for the loss of loans and advances recognized is sufficient to cover expected losses on our loans and advances.

132 Form 20-F – December 2020

Form 20-F

➢	Reconciliation of the loans and advances and of expected losses

The following tables show a reconciliation of the accounting value of the loans and advances to customers and of expected losses according to IFRS 9.

	R$ thousand
	Balance on 12.31.2019	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2020
Companies	226,976,386	(14,830,206)	172,980,417	(123,095,872)	(5,220,409)	256,810,316
Financing and on-lendings	104,138,381	(7,420,362)	53,371,850	(40,350,924)	(1,277,104)	108,461,841
Borrowings	111,327,897	(7,409,844)	116,951,148	(76,938,372)	(3,546,037)	140,384,792
Revolving	11,510,108	-	2,657,419	(5,806,576)	(397,268)	7,963,683
Individuals	230,415,989	(31,614,465)	154,179,687	(84,769,202)	(11,805,562)	256,406,447
Financing and on-lendings	78,615,264	(14,635,672)	51,052,212	(21,456,488)	(440,486)	93,134,830
Borrowings	105,427,419	(16,978,793)	92,380,482	(55,889,291)	(6,284,128)	118,655,689
Revolving	46,373,306	-	10,746,993	(7,423,423)	(5,080,948)	44,615,928
Total	457,392,375	(46,444,671)	327,160,104	(207,865,074)	(17,025,971)	513,216,763
(1) Composed of advanced settlements, maturities and changes.

	R$ thousand
	Expected loss on 12.31.2019	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2020
Companies	19,387,092	(809,861)	12,942,382	(5,779,216)	(5,220,409)	20,519,988
Financing and on-lendings	4,918,712	620,705	2,229,400	(502,476)	(1,277,104)	5,989,237
Borrowings	13,487,050	(1,430,566)	9,878,660	(4,934,557)	(3,546,037)	13,454,550
Revolving	981,330	-	834,322	(342,183)	(397,268)	1,076,201
Individuals	18,765,292	(919,140)	17,667,322	1,529,751	(11,805,562)	25,237,663
Financing and on-lendings	2,072,924	85,027	3,272,328	(495,113)	(440,486)	4,494,680
Borrowings	7,634,568	(1,004,167)	11,811,090	502,947	(6,284,128)	12,660,310
Revolving	9,057,800	-	2,583,904	1,521,917	(5,080,948)	8,082,673
Total (1)	38,152,384	(1,729,001)	30,609,704	(4,249,465)	(17,025,971)	45,757,651
(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

For more information about our loans and advances and expected credit losses, as well as details of each stage, see Note 23 to our consolidated financial statements in “Item 18. Financial Statements”.

133 Bradesco

4.B. Business Overview

➢	Expected losses of loans and advances by category

The following tables set forth the expected losses of our loans and advances by category. The expected losses amount and the loans and advances category are stated as a percentage of total loans and advances. Due to the implementation of IFRS 9, which occurred in 2018, we present the tables of the previous periods based on incurred losses:

•	IFRS 9 – Expected Losses:
December 31, 2020	R$ in thousands, except %
	Expected credit losses for loans and advances	Expected credit losses of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Companies	16,727,944	3.5%	50.7%
Financing and On-lending	5,385,341	1.1%	21.8%
Financing and export	2,334,336	0.5%	10.4%
Housing loans	1,281,524	0.3%	3.6%
Onlending BNDES/Finame	1,235,581	0.3%	3.3%
Vehicle loans	417,397	0.1%	2.8%
Import	74,093	-	1.2%
Leases	42,410	-	0.5%
Borrowings	10,684,915	2.2%	27.4%
Working capital	5,476,512	1.1%	18.1%
Rural loans	94,259	-	1.0%
Other	5,114,144	1.1%	8.2%
Operations with limits (2)	657,688	0.1%	1.5%
Credit card	340,739	0.1%	0.8%
Overdraft for corporates/ Overdraft for individuals	316,949	0.1%	0.8%
Individuals	22,851,461	4.7%	49.3%
Financing and On-lending	4,493,806	0.9%	18.7%
Housing loans	3,235,805	0.7%	11.8%
Vehicle loans	1,099,523	0.2%	5.6%
Onlending BNDES/Finame	143,583	-	1.3%
Other	14,895	-	-
Borrowings	13,081,406	2.7%	22.3%
Payroll-deductible loans	3,569,528	0.7%	14.0%
Personal credit	3,731,517	0.8%	4.3%
Rural loans	117,157	-	1.8%
Other	5,663,204	1.2%	2.2%
Operations with limits (2)	5,276,249	1.1%	8.3%
Credit card	4,658,853	1.0%	7.7%
Overdraft for corporates/ Overdraft for individuals	617,396	0.1%	0.6%
Total	39,579,405	8.2%	100.0%
(1) net of expected losses of loans and advances.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

134 Form 20-F – December 2020

Form 20-F

December 31, 2019	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Companies	17,039,223	4.1%	49.6%
Financing and On-lending	4,375,031	1.1%	23.6%
Financing and export	1,301,458	0.3%	10.9%
Housing loans	1,259,871	0.3%	3.7%
Onlending BNDES/Finame	831,860	0.2%	3.7%
Vehicle loans	763,564	0.2%	2.7%
Import	74,506	-	2.0%
Leases	143,772	-	0.6%
Borrowings	11,843,240	2.8%	23.5%
Working capital	5,383,635	1.3%	12.4%
Rural loans	176,750	-	1.3%
Other	6,282,855	1.5%	9.8%
Operations with limits (2)	820,952	0.2%	2.5%
Credit card	284,781	0.1%	0.9%
Overdraft for corporates/ Overdraft for individuals	536,171	0.1%	1.6%
Individuals	16,824,436	4.0%	50.4%
Financing and On-lending	2,072,682	0.5%	18.1%
Housing loans	815,520	0.2%	10.2%
Vehicle loans	1,153,368	0.3%	6.4%
Onlending BNDES/Finame	90,077	-	1.4%
Other	13,717	-	-
Borrowings	7,602,122	1.8%	23.1%
Payroll-deductible loans	2,413,320	0.6%	14.3%
Personal credit	2,270,637	0.5%	5.2%
Rural loans	139,400	-	2.0%
Other	2,778,765	0.7%	1.6%
Operations with limits (2)	7,149,632	1.7%	9.3%
Credit card	6,271,650	1.5%	8.3%
Overdraft for corporates/ Overdraft for individuals	877,982	0.2%	1.0%
Total	33,863,659	7.4%	100.0%
(1) net of expected losses of loans and advances.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

135 Bradesco

4.B. Business Overview

December 31, 2018	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Companies	11,710,325	2.8%	54.5%
Financing and On-lending	3,710,440	0.9%	26.8%
Financing and export	1,176,475	0.3%	12.2%
Housing loans	1,408,549	0.3%	5.5%
Onlending BNDES/Finame	760,170	0.2%	4.8%
Vehicle loans	263,875	0.1%	2.0%
Import	49,459	-	1.8%
Leases	51,912	-	0.5%
Borrowings	7,349,841	1.8%	25.0%
Working capital	3,600,475	0.9%	13.7%
Rural loans	250,274	0.1%	1.4%
Other	3,499,092	0.9%	10.0%
Operations with limits (2)	650,044	0.2%	2.6%
Credit card	225,759	0.1%	0.8%
Overdraft for corporates/ Overdraft for individuals	424,285	0.1%	1.9%
Individuals	19,395,254	4.7%	45.5%
Financing and On-lending	2,916,334	0.7%	17.1%
Housing loans	619,699	0.2%	9.9%
Vehicle loans	1,327,523	0.3%	5.8%
Onlending BNDES/Finame	189,760	-	1.6%
Other	779,352	0.2%	(0.1)%
Borrowings	9,649,973	2.3%	19.5%
Payroll-deductible loans	1,375,433	0.3%	13.1%
Personal credit	3,496,830	0.8%	3.5%
Rural loans	407,032	0.1%	2.0%
Other	4,370,678	1.1%	0.9%
Operations with limits (2)	6,828,947	1.7%	8.9%
Credit card	6,082,057	1.5%	8.0%
Overdraft for corporates/ Overdraft for individuals	746,890	0.2%	0.9%
Total	31,105,579	7.6%	100.0%
(1) net of expected losses of loans and advances.
(2) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

•	IAS 39 – Incurred Losses:
December 31, 2017	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	3,750,590	1.0%	14.1%
BNDES/Finame onlendings	533,707	0.1%	8.7%
Vehicle financing	1,452,944	0.4%	6.7%
Personal credit	3,577,191	1.0%	16.5%
Credit cards	5,244,280	1.4%	9.3%
Export financing	1,214,104	0.3%	10.7%
Leasing	131,893	-	0.6%
Housing loans	1,778,502	0.5%	16.8%
Rural loans	513,691	0.1%	3.8%
Guaranteed account	201,448	0.1%	1.8%
Import financing	47,833	-	1.5%
Overdraft facilities	564,782	0.2%	0.9%
Insurance premiums receivable	384,644	0.1%	1.1%
Others	7,659,957	2.0%	7.5%
Total	27,055,566	7.2%	100.0%
(1) net of impairment of loans and advances.

136 Form 20-F – December 2020

Form 20-F

December 31, 2016	R$ in thousands, except %
	Impairment of loans and advances	Impairment of loans and advances as a percentage of total loans and advances to customers	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,828,062	0.8%	15.5%
BNDES/Finame onlendings	481,655	0.1%	9.8%
Vehicle financing	1,575,102	0.4%	6.0%
Personal credit	3,292,568	0.9%	14.5%
Credit cards	4,738,899	1.3%	8.9%
Export financing	675,791	0.2%	11.3%
Leasing	140,801	-	0.7%
Housing loans	839,003	0.2%	16.2%
Rural loans	451,160	0.1%	3.9%
Guaranteed account	296,443	0.1%	2.2%
Import financing	196,166	0.1%	1.9%
Overdraft facilities	471,521	0.1%	0.7%
Insurance premiums receivable	398,771	0.1%	1.5%
Others	8,394,897	2.3%	6.9%
Total	24,780,839	6.7%	100.0%
(1) net of impairment of loans and advances.
➢	Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in expected losses for the periods shown.

December 31,	R$ in thousands
	2020	2019	2018
Loans and advances to banks outstanding by type of operation
Repurchase agreements
Own portfolio position
Financial treasury bills	19,860,683	-	9,088,295
National treasury bills	5,824,076	229,568	15,280,734
National treasury notes	21,638,087	5,312,195	7,028,541
Debentures	2,505	-	-
Others	1,304,833	1,426,409	446,441
Financial Position
Financial treasury bills	91,655,504	9,961,815	10,489,798
National treasury bills	2,625,698	4,175,254	22,746,835
National treasury notes	30,960,456	24,314,031	27,206,904
Short position
Brazilian government securities	5,857,577	2,859,289	4,017,035
Subtotal	179,729,419	48,278,561	96,304,583
Interbank deposits	10,708,646	7,592,731	6,443,575
Foreign currency transactions	709,143	2,740,916	1,486,418
Bank deposit certificates	-	-	-
Credit acquisition with co-obligation	278,455	516,048	1,016,352
Impairment of loans and advances	-	-	-
Expected credit losses for loans and advances	(932)	(44,465)	(1,978)
Total of loans and advances to banks, net of impairment	191,424,731	59,083,791	105,248,950

December, 31	R$ in thousands
	2020	2019	2018
Change loss - "Expected"
Balance at the beginning of the year	44,465	1,978	5,481
Additions/(Reductions)	(43,533)	42,487	(3,503)
Balance at the end of the year	932	44,465	1,978

137 Bradesco

4.B. Business Overview

4.B.100.07 Average balances of deposits and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2020		2019		2018
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	42,389,455	-	32,764,740	-	32,720,748	-
Total non-interest-bearing deposits	42,389,455	-	32,764,740	-	32,720,748	-
*
Interest–bearing deposits
Savings deposits	122,871,162	2.5%	108,975,557	4.2%	103,764,844	4.5%
Time deposits	303,480,700	1.9%	192,298,337	4.1%	158,396,848	4.0%
Total interest–bearing deposits	426,351,862	-	301,273,894	-	262,161,692	-
Total deposits	468,741,317	-	334,038,634	-	294,882,440	-

➢	Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2020	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	49,373,853	-	-	-	49,373,853
Total non-interest-bearing deposits	49,373,853	-	-	-	49,373,853
*	*	*	*	*	*
Interest–bearing deposits
Savings deposits (1)	136,698,248	-	-	-	136,698,248
Time deposits	3,484,639	3,934,991	83,983,927	237,268,406	328,671,963
Total interest–bearing deposits	140,182,887	3,934,991	83,983,927	237,268,406	465,370,211
*	-	-	-	-	-
Total domestic deposits	189,556,740	3,934,991	83,983,927	237,268,406	514,744,064
*	*	*	*	*	*
International deposits (2)
Non–interest–bearing deposits
Demand deposits	2,466,651	-	-	-	2,466,651
Total non-interest-bearing deposits	2,466,651	-	-	-	2,466,651
*	*	*	*	*	*
Interest–bearing deposits
Time deposits	13,323,332	6,260,793	10,707,823	180,466	30,472,414
Total interest–bearing deposits	13,323,332	6,260,793	10,707,823	180,466	30,472,414
*	*	*	*	*	*
Total international deposits	15,789,983	6,260,793	10,707,823	180,466	32,939,065
*	*	*	*	*	*
Total deposits	205,346,723	10,195,784	94,691,750	237,448,872	547,683,129
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of our outstanding time deposits with balances of over US$100,000 or (R$519,670), by maturity, as of the date indicated:

December 31, 2020	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	18,951,925	3,646,915
Maturity after 3 months but within 6 months	174,672	33,612
Maturity after 6 months but within 12 months	36,918,552	7,104,230
Maturity after 12 months	73,741,966	14,190,153
Total deposits in excess of US$100,000	129,787,115	24,974,910

138 Form 20-F – December 2020

Form 20-F

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or “Nova Cidade de Deus”. Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see “Item 7.A. Major Shareholders”. For further information about our significant subsidiaries as of December 31, 2020, see Exhibit 8.1 to this annual report.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2020. With the exception of Bradesco Argentina, Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information in relation to the consolidation of our significant subsidiaries, see Note 2.a) to our consolidated financial statements in “Item 18. Financial Statements”.

139 Bradesco

4.D. Property, Plant and Equipment

4.D. Property, Plant and Equipment

As of December 31, 2020, we owned 848 properties and leased 6,520 properties throughout Brazil and six leased properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

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

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	In R$, except %
	2020	2019	2018
Inflation (IPCA)	4.5%	4.3%	3.8%
Appreciation/(depreciation) of the real against the U.S. dollar	(28.9)%	(4.0)%	(17.1)%
Period-end exchange rate-US$1.00	5.1967	4.0307	3.8748
Average exchange rate-US$1.00 (1)	5.1494	3.9390	3.6745
(1) Average exchange rate considering the closing exchange rates at the end of each month starting December of the previous year.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

140 Form 20-F – December 2020

Form 20-F

	2020	2019	2018
Change in real GDP (1)	(4.5)%	1.4%	1.3%
Average base interest rates (2)	2.8%	5.9%	6.4%
Average interbank interest rates (3)	2.8%	5.9%	6.4%
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
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and B3.

5.A.10.02 Effects of the global financial markets on our financial condition and results of operations

2020 began with improved expectations for global growth, reflecting the trade agreement between the United States and China, which could greatly reduce the tensions that led to a slowdown in the world economy in the last two years. However, the spread of the Covid-19 outbreak to all continents and the consequent response of governments, adopting social distancing measures constituted a sudden shock of unprecedented magnitude. The increase of general uncertainty in the face of what the World Health Organization classified as the largest health crisis of our time, is reflected by the adverse effects on the prices of assets in emerging countries, as aversion to risk has prevailed in the international financial markets. Global GDP showed a strong contraction in the second quarter of 2020 and, to the extent that the measures restricting mobility began to be loosened, the economic activity began to respond positively, even with positive surprises.

2020 was also characterized by exacerbated volatility and a strong increase in uncertainty. 2020 was dominated by the news about the renewed upsurge of the Covid-19 pandemic, especially in Europe. However, the passage to 2021 also brought relevant counterpoints, such as the beginning of vaccination programs in several countries, the dissipation of the risks associated with the US presidential elections and the outcome of Brexit. The expectations for strong growth in global GDP this year were reinforced, in an environment in which the maintenance of economic stimuli is expected. The main medium-term risk factor to be monitored is the sovereign-debts payment capacity, which has grown exponentially. Further risk factors include the increase in global social inequality, due to the Covid-19 pandemic, and following geopolitical and trade discussions.

In general, we expect that the scenario should remain favorable for emerging countries in 2021, with the maintenance of stimuli in developed economies and commodity prices at high levels. However, there are risks that should be considered such as the worsening of the Covid-19 pandemic at the beginning of 2021 and delayed immunization programs in various regions of the world. In addition, inflation concerns, especially in the United States, tend to put pressure on longer interest rates, with impacts on global liquidity. For Brazil, advances in vaccinations, both globally and domestically, the maintenance of global interest at stimulating levels and the continued economic growth of China, all tend to positively create an environment in which the agenda of structural reforms may resume and credible fiscal policies may be expected to continue.

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

141 Bradesco

5.A. Operating Income

In 2020, our net interest income increased by 8.2% compared to 2019, to R $ 71,168 million in 2020 from R $ 65,800 million in 2019, influenced by the reduction in interest and similar expenses, reflecting the current rate scenario lower interest rates, with emphasis on lower expenses with savings deposits, time deposits and funds from securities issued.

In 2019, our net interest income decreased by 1.5% compared to 2018, to R$65,800 million in 2019 as compared to R$66,808 million in 2018. This reduction was due to the reduction in the average net interest rate, which decreased to 5.8% in 2019 from 6.2% in 2018, impacting our result negatively by R$8,229 million, reflecting the changes in active interest rates.

The following tables show our foreign currency denominated or indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2020	2019	2018
Assets
Cash and balances with banks	8,324,289	4,185,462	4,877,776
Financial assets at fair value through profit or loss	10,636,220	7,525,548	7,145,776
Financial assets at fair value through other comprehensive income	22,734,586	15,643,830	11,038,993
Financial assets at amortized cost	257,338	404,985	351,218
Loans and advances to banks	1,998,229	2,740,916	1,823,332
Loans and advances to customers	29,718,010	28,656,292	33,337,418
Non-current assets held for sale	-	-	45,980
Property and equipment, net of accumulated depreciation	31,050	29,938	21,095
Intangible assets and goodwill, net of accumulated amortization	27,719	21,156	15,283
Taxes to be offset	99,578	80,082	62,977
Deferred income tax assets	25,082	911	38,850
Other assets	21,304,014	27,664,435	17,819,892
Total assets	95,156,115	86,953,555	76,578,590
Off-balance sheet accounts – notional value
Derivatives
Futures	17,845,578	15,359,166	38,252,140
Forward	16,154,968	16,774,812	30,124,539
Options	4,356,532	1,188,718	3,439,189
Swaps	34,525,875	23,000,379	48,081,376
Total assets with derivatives (a)	168,039,068	143,276,630	196,475,834

142 Form 20-F – December 2020

Form 20-F

December 31,	R$ in thousands
	2020	2019	2018
Liabilities
Deposits from banks	30,045,237	31,630,281	39,637,876
Deposits from customers	33,144,976	17,808,646	15,148,602
Financial liabilities at fair value through profit or loss	4,556,394	1,457,142	1,319,482
Funds from securities issued	11,225,257	3,375,634	4,092,232
Subordinated debt	14,352,946	11,127,795	13,641,188
Insurance technical provisions and pension plans	13,659	14,689	13,934
Current income tax liabilities	10,027	4,485	5,118
Deferred income tax liabilities	321,193	157,751	67
Other liabilities	14,948,724	9,169,541	7,059,529
Total liabilities	108,618,413	74,745,964	80,918,028
Off-balance sheet accounts – notional value
Derivatives
Futures	26,613,094	69,657,164	58,074,431
Forward	16,053,666	13,750,972	32,773,310
Options	1,212,292	1,198,893	3,736,166
Swap	30,076,443	37,720,081	69,151,390
Total liabilities with derivative (b)	182,573,908	197,073,074	244,653,325
Net exposure (a-b)	(14,534,840)	(53,796,444)	(48,177,491)

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2.d) (iii) and 20 to our consolidated financial statements in “Item 18. Financial Statements”.

Our net exposure in relation to our net assets amounted to 9.9% as of December 31, 2020, 39.7% as of December 31, 2019, and 38.6% as of December 31, 2018.

5.A.10.04 Taxes

Our income tax expenses comprise two federal taxes affecting adjusted net profit: IRPJ, which is levied at a rate of 15.0% plus an additional 10.0% on the taxable profits that exceed R$240 thousand in a year and the Social Contribution Tax, which currently is levied at a rate of 20.0% for banks of any kind and development agencies and at 15.0% for the majority of other financial institutions (e.g., capitalization and private insurance, loan companies and security brokers, among others). On March 1, 2021, Provisional Measure No. 1,034/21 was edited, which increases the mentioned rates of Social Contribution by 5% for the majority of financial institutions (including banks of any kind) during the period from July 1, 2021 to December 31, 2021. The impacts of this Provisional Measure are being analyzed.

Corporations based in Brazil may pay shareholders interest on shareholders’ equity as an alternative form of making a portion of dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on shareholders’ equity. For further information on our tax expenses, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.80 Taxes related to our activities – 4.B.80.02 Income Tax and social contribution on profits”; “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”; and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.03 Interest on shareholders’ equity (JCP)”.

143 Bradesco

5.A. Operating Income

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

5.A.20 Results by operational segment

We operate and manage our business through two segments: the banking segment; and the insurance, pension plans and capitalization bonds segment.

The following data about different segments were prepared based on reports made for management to assess performance and make decisions on allocating funds for investments and other purposes. Our management uses various data, including financial data prepared under accounting practices (BR GAAP) adopted in Brazil and non-financial metrics compiled on different bases. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with IFRS, when results by segments significantly differ from the results derived from our consolidated financial statements, such differences will be explained in conjunction with the explanations of the results that precede them. See Note 5 to our consolidated financial statements in “Item 18. Financial Statements”.

For a description of the operations of our operational segments, see “Item 4.B. Business Overview”.

144 Form 20-F – December 2020

Form 20-F

5.A.20.01 Results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019

The following tables set forth the principal components of our net income for 2020 and 2019, on a consolidated basis and by segment as well as a reconciliation between the consolidated financial information and the segment information

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2020	2019	% change

Interest and similar income	119,743,371	124,417,705	(3.8)%
Interest and similar expenses	(48,575,687)	(58,617,986)	(17.1)%
Net interest income	71,167,684	65,799,719	8.2%
Fee and commission income	24,936,454	25,337,676	(1.6)%
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	(18,586,403)	(1,090,917)	1,603.7%
Net gains/(losses) on financial assets at fair value through other comprehensive income	(1,716,879)	655,832	-
Net gains/(losses) on foreign currency transactions	(1,010,972)	323,774	-
Net profit from insurance and pension plans	7,578,707	8,254,939	(8.2)%
- Insurance and pension income	68,410,501	71,191,410	(3.9)%
- Insurance and pension expenses	(60,831,794)	(62,936,471)	(3.3)%
Other operating income	(13,735,547)	8,143,628	-
Expected loss on loans and advances	(18,711,841)	(12,532,133)	49.3%
Expected loss on other financial assets	(833,434)	(1,472,394)	(43.4)%
Personnel expenses	(18,965,477)	(21,143,568)	(10.3)%
Other administrative expenses	(15,484,126)	(16,489,578)	(6.1)%
Accumulated depreciation and amortization	(5,921,030)	(5,865,768)	0.9%
Other operating income/(expenses)	(18,822,246)	(29,597,586)	(36.4)%
Other operating expense	(78,738,154)	(87,101,027)	(9.6)%
Income before income taxes and share of profit of associates and joint ventures	3,630,437	12,179,996	(70.2)%
Share of profit of associates and joint ventures	444,858	1,201,082	(63.0)%
Income before income taxes and non-controlling interests	4,075,295	13,381,078	(69.5)%
Income taxes	11,958,666	7,792,129	53.5%
Net income for the year	16,033,961	21,173,207	(24.3)%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking (A)			Insurance, Pension Plans and Capitalization Bonds (B)
	2020	2019	% Change	2020	2019	% Change
Revenue from financial intermediation	74,335,609	113,402,430	(34.4)%	22,444,253	22,936,178	(2.1)%
Expenses from financial intermediation	(23,937,104)	(49,683,456)	(51.8)%	(18,341,232)	(16,930,146)	8.3%
Financial margin	50,398,505	63,718,974	(20.9)%	4,103,021	6,006,032	(31.7)%
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	(18,891,493)	33.8%	-	-	-
Gross Income from Financial Intermediation	25,130,418	44,827,481	(43.9)%	4,103,021	6,006,032	(31.7)%
Other income from insurance, pension plans and capitalization bonds	-	-	-	8,074,969	8,935,610	(9.6)%
Fee and commission income and income from banking fees	30,307,248	31,135,507	(2.7)%	1,875,701	2,028,371	(7.5)%
Personnel expenses	(17,714,158)	(23,072,600)	(23.2)%	(1,903,919)	(2,030,224)	(6.2)%
Other administrative expenses	(19,349,706)	(20,327,502)	(4.8)%	(1,524,278)	(1,495,894)	1.9%
Tax expenses	(5,476,957)	(6,203,188)	(11.7)%	(1,038,918)	(1,110,470)	(6.4)%
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	12,921	(102.1)%	98,937	276,165	(64.2)%
Other operating income / expenses	(15,634,441)	(21,082,041)	(25.8)%	(1,033,754)	(734,635)	40.7%
Operating profit/(loss)	(2,737,867)	5,290,578	(151.7)%	8,651,759	11,874,955	(27.1)%
Non-operating income/(expense)	(284,469)	(537,428)	(47.1)%	(197,204)	26,800	(835.8)%
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,508,637	10,431,415	39.1%	(3,425,110)	(4,490,945)	(23.7)%
Net Income	11,486,301	15,184,565	(24.4)%	5,029,445	7,410,810	(32.1)%

	For the year ended December 31,
	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2020 (A+B+C)	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2019 (A+B+C)
Revenue from financial intermediation	96,779,862	1,649,255	98,429,117	136,338,608	(12,032,214)	124,306,394
Expenses from financial intermediation	(42,278,336)	(6,297,351)	(48,575,687)	(66,613,602)	7,995,616	(58,617,986)
Financial margin	54,501,526	(4,648,096)	49,853,430	69,725,006	(4,036,598)	65,688,408
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	5,722,812	(19,545,275)	(18,891,493)	4,886,966	(14,004,527)
Gross Income from Financial Intermediation	29,233,439	1,074,716	30,308,155	50,833,513	850,368	51,683,881
Other income from insurance, pension plans and capitalization bonds	8,074,969	23,773	8,098,742	8,935,610	40,195	8,975,805
Fee and commission income and income from banking fees	32,182,949	(7,246,495)	24,936,454	33,163,878	(7,826,202)	25,337,676
Personnel expenses	(19,618,077)	652,600	(18,965,477)	(25,102,824)	576,506	(24,526,318)
Other administrative expenses	(20,873,984)	(531,172)	(21,405,156)	(21,823,396)	(531,950)	(22,355,346)
Tax expenses	(6,515,875)	466,973	(6,048,902)	(7,313,658)	455,428	(6,858,230)
Share of profit (loss) of unconsolidated and jointly controlled companies	98,666	346,192	444,858	289,086	911,996	1,201,082
Other operating income / expenses	(16,668,195)	3,869,695	(12,798,500)	(21,816,676)	2,240,116	(19,576,560)
Operating profit/(loss)	5,913,892	(1,343,718)	4,570,174	17,165,533	(3,283,543)	13,881,990
Non-operating income/(expense)	(481,673)	(13,206)	(494,879)	(510,628)	9,716	(500,912)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	11,083,527	875,139	11,958,666	5,940,470	1,851,659	7,792,129
Net Income	16,515,746	(481,785)	16,033,961	22,595,375	(1,422,168)	21,173,207

The following is a discussion of the causes of material changes to the material line items in our statement of income prepared in accordance with IFRS as issued by IASB:

➢	Interest and similar income

Our interest and similar income decreased by 3.8% in 2020 as compared to 2019, primarily as a result of the decrease in interest rates on our interest-earning assets related to the decrease in the base rate in Brazil. This was partially compensated for by an increase in volumes of interest generating assets.

➢	Interest and similar expenses

Our interest and similar expenses decreased by 17.1% in 2020 as compared to 2019, primarily as a result of the decrease in interest rates on our interest-bearing liabilities related to the decrease in the base rate in Brazil. This was partially compensated for by an increase in volumes of interest generating liabilities. Generally our interest-bearing liabilities re-price more frequently than our interest-bearing assets so the decrease in rates had a more significant impact on our interest expenses compared to our interest income.

➢	Fee and commission income

Our fee and commission income did not change materially showing a 1.6% decrease in 2020 as compared to 2019.

➢	Net gains / (losses) on financial assets and liabilities at fair value through profit or loss

Our net losses on financial assets and liabilities at fair value through profit or loss increased by 1,603.7% in 2020 as compared to 2019, primarily as a result of derivative financial instruments, reflecting the result from future contracts, which includes the result and respective adjustment to the fair value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

145 Bradesco

5.A. Operating Income

➢	Net profit from insurance and pension plans

Our net profit from insurance and pension plans decreased by 8.2% in 2020 as compared to 2019, primarily as a result of the performance of the life and pension products, a deterioration in our claims ratio and combined ratio and lower fee and commission income as a result of market competition.

➢	Expected loss on loans and advances

Our expected loss on loans and advances increased by 49.3% in 2020 as compared to 2019, primarily as a result of the increase in the volume of our portfolio of loans and advances and increased provision related to the adverse economic scenario that occurred in 2020.

➢	Personnel expenses

Our personnel expenses decreased by 10.3% in 2020 as compared to 2019, primarily as a result of a lower headcount in 2020 when compared to 2019.

➢	Other administrative expenses

Our other administrative expenses decreased by 6.1% in 2020 as compared to 2019, primarily due to actions of management to maintain strict control of costs and improve our operational efficiency, highlighting the decrease of expenses with communication, advertising, promotions and publicity, travel, transport and outsourced services.

➢	Other operating income / (expenses)

Our other operating expenses decreased by 36.4% in 2020 as compared to 2019, primarily due to events that occurred in 2019 that did not occur in 2020, such as: (a) the refinements to the calculation methodology for civil and labor provisions; (b) the refinements to the internal models for constitution of provision for financial guarantees; (c) the expense with the provision for contingencies related to FCVS.

➢	Income taxes

Our income tax benefit increased by 53.5% in 2020 as compared to 2019, primarily due to the effects of the exchange rate variation on assets and liabilities, derived from investments abroad, which is not taxable, a result of the devaluation of 28.9% of the real against the dollar.

In the following sections we provide additional details of our material income and expenses based on our segment reporting.

5.A.20.01-01 Financial Margin

Our financial margin, as presented in our segment reporting, is equivalent to the aggregate of the following IFRS captions: net interest income; net gains / (losses) on financial assets / liabilities at fair value through profit or loss; net gains / (losses) on financial assets at fair value through other comprehensive income and net gains / (losses) on foreign currency transactions. It reflects the net result of our financial intermediation activities before the expense with expected losses on loans.

The following table shows, by segment, how much of the variation in our financial margin was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2020 and 2019:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2020/2019
	Increase/(decrease)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	18,016,091	790,237
Due to changes in average interest rates	(18,647,460)	(3,451,885)
Due to Brazilian real appreciation/depreciation	(1,760,548)	(23)
Non-interest gains / losses	(10,928,552)	758,660
Net change	(13,320,469)	(1,903,011)

➢	Banking

The decrease of 20.9% in the financial margin is related to the decrease in revenues from financial intermediation, a reflection of the decrease in the base interest rate in Brazil. This decrease was partially offset by a decrease in expenses from financial intermediation, in addition to the increase in the average volume of our business, which contributed positively to our result with R$18,016 million, highlighting the revenue from financial intermediation from loans and advances, which amounted to R$67,544 million with emphasis on the growth of our consumer loan portfolio (payroll-deductible loans, personal loans, credit card and vehicle loans), housing loans, working capital, in addition to the higher revenue from financial intermediation from investments available for sale.

➢	Insurance, pension plans and capitalization bonds

The decrease of 31.7% in the financial margin is related to the behavior of the financial-economic indexes, which impacted the performance of our financial investments, highlighting, mainly, investments indexed to the IGP-M, SELIC and CDI, in addition to the results obtained with investments in multimarket funds, variable income and adjustments to the technical provisions. This decrease was partially offset by the increase in the average volume of our business.

a) Revenue from financial intermediation

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2020 and 2019:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2020	2019	% Change
Average balance of interest-earning assets
Financial assets at fair value through profit or loss	251,892,319	240,554,612	4.7%
Financial assets at fair value through other comprehensive income	180,175,796	155,773,766	15.7%
Financial assets at amortized cost	170,156,931	150,042,781	13.4%
Loans and advances to banks	130,746,455	97,965,424	33.5%
Loans and advances to customers	484,602,733	415,669,729	16.6%
Compulsory deposits with the Central Bank	70,833,791	79,302,914	(10.7)%
Other interest-earning assets	191,287	546,050	(65.0)%
Total	1,288,599,312	1,139,855,276	13.0%
Average interest rate earned	9.3%	10.9%

146 Form 20-F – December 2020

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2020	2019	% Change	2020	2019	% Change
Average balance of interest–earning assets
Financial assets held for trading	58,863,009	80,958,645	(27.3)%	226,970,983	220,466,484	3.0%
Financial assets available for sale	208,747,915	171,568,594	21.7%	50,532,314	40,467,244	24.9%
Investments held to maturity	64,217,718	66,926,886	(4.0)%	31,406,122	28,993,943	8.3%
Loans and advances to banks	159,204,754	96,255,606	65.4%	-	-	-
Loans and advances to customers	486,552,793	376,670,139	29.2%	-	-	-
Compulsory deposits with the Central Bank	83,282,217	79,365,522	4.9%	-	-	-
Other interest-earning assets	350,452	1,088,314	(67.8)%	-	-	-
Total	1,061,218,858	872,833,708	21.6%	308,909,419	289,927,671	6.5%
Average interest rate earned	9.0%	12.1%		6.9%	7.7%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, how much of the variation in our revenue from financial intermediation was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2020 and 2019:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2020/2019
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	21,757,604	1,517,387
Due to changes in average interest rates	(30,664,959)	(2,765,176)
Due to Brazilian real appreciation/depreciation	(978,712)	(23)
Non-interest gains / losses	(29,180,754)	755,887
Net change	(39,066,821)	(491,925)

➢	Banking

The decrease of 34.4% in revenue from financial intermediation is a reflection of the decrease in the base interest rates practiced in Brazil. This decrease was partially offset by the increase in the average volume of our business, which contributed positively to our results with R$21,758 million, largely due to the increase in our portfolio of loan and advance to customers and banks, in addition to investments available for sale.

The revenue from financial intermediation from loans and advances to customers totaled R$67,544 million, a decrease of 4.7% compared to 2019, a reflection of the decrease in the base interest rate in Brazil. This decrease was partially offset by the increase of 29.2% in the average balance of these assets, contributing to our income with R$17,820 million. Among the products of loans and advances to customers, which increased in volume by 11.3% in comparison to 2019, we highlight the housing loans (+33.7%) and payroll-deductible loans (+10.7%). In addition, our loans and advances to legal entities also increased by 13.1% compared to 2019, highlighting the working capital (+57.9%), export financing (+8.4%), housing loans (+10.2%) and vehicle loans (+12.9%).

The revenue from financial intermediation from investments held to maturity totaled R$5,650 million, a decrease of 39.8% compared to 2019. This decrease is related to the decrease in the base interest rate in Brazil, in addition to the decrease of 4.0% of the average volume of these assets, impacting our income by R$366 million.

The revenue from financial intermediation from compulsory deposits with the Central Bank of Brazil totaled R$2,018 million, a decrease of 53.1% compared to 2019. This decrease is related to the decrease in the base interest rate in Brazil, being partially offset by the growth of 4.9% in the average volume of these assets, contributing positively to our income by R$203 million.

The revenue from financial intermediation from loans and advances to banks totaled R$6,484 million, a decrease of 5.1% compared to 2019. This decrease is related to the decrease in the base interest rate in Brazil, being partially offset by the growth of 65.4% in the average volume of these assets, benefiting our income by R$3,314 million.

147 Bradesco

5.A. Operating Income

The revenue from financial intermediation from financial assets available for sale totaled R$12,014 million, an increase of 34.6% compared to 2019. This increase is related to the increase of 21.7% in the average volume of these assets, which benefited our income by R$2,072 million.

The revenue from financial intermediation from financial assets for trading totaled R$2,284 million, a decrease of 58.8% compared to 2019. This decrease is related to the decrease in the base interest rate in Brazil, in addition to the decrease of 27.3% in the average volume of these assets, impacting our income by R$1,259 million.

The variation in non-interest gains/losses is related to the results obtained from derivative financial instruments, reflecting the result from future contracts, which includes the result and respective adjustment to the fair value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

➢	Insurance, pension plans and capitalization bonds

The decrease in our income largely reflects lower income from financial investments, mainly for investments indexed to the SELIC and CDI, in addition to the results obtained with investments in multimarket funds and variable income. This decrease was partially offset by the increase in the average volume of the assets that yield interest.

The increase of gains/losses not originating from interest rates is related to higher gains with financial assets available for sale, partially offset by lower gains with financial assets held for negotiation.

b) Expenses from financial intermediation

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2020 and 2019:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2020	2019	% Change
Average balance of interest-bearing liabilities
Savings deposits	122,871,162	108,975,557	12.8%
Time deposits	303,480,700	192,298,337	57.8%
Securities sold under agreements to repurchase	199,579,332	191,481,640	4.2%
Borrowings and onlendings	52,739,037	53,915,887	(2.2)%
Funds from securities issued	161,510,259	161,733,309	(0.1)%
Subordinated debt	52,789,319	53,387,035	(1.1)%
Insurance technical provisions and pension plans	276,710,567	258,822,232	6.9%
Total	1,169,680,376	1,020,613,997	14.6%
Average interest rate paid	4.2%	5.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2020	2019	% Change	2020	2019	% Change
Average balance of interest-bearing liabilities
Savings deposits	122,480,491	108,975,557	12.4%	-	-	-
Time deposits	304,669,499	192,173,353	58.5%	-	-	-
Securities sold under agreements to repurchase	250,355,198	247,819,486	1.0%	-	-	-
Borrowings and onlendings	53,232,030	56,100,039	(5.1)%	-	-	-
Funds from securities issued	166,343,591	163,179,824	1.9%	-	-	-
Subordinated debt	52,694,783	53,387,035	(1.3)%	-	-	-
Insurance technical provisions and pension plans	-	-	-	276,710,567	265,534,347	4.2%
Total	949,775,592	821,635,294	15.6%	276,710,567	265,534,347	4.2%
Average interest rate paid	4.4%	6.0%	-	6.6%	6.4%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

148 Form 20-F – December 2020

Form 20-F

The following table shows, by segment, how much of the variation in our expenses from financial intermediation was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing 2020 to 2019:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2020/2019
	Increase/(decrease)
Due to changes in average volume of interest-bearing liabilities	3,741,514	727,149
Due to changes in average interest rates	(12,017,499)	686,709
Due to Brazilian real appreciation/depreciation	781,836	-
Non-interest gains / losses	(18,252,203)	(2,772)
Net change	(25,746,352)	1,411,086

➢	Banking

The decrease of 51.8% in the expenses from financial intermediation is related to the decrease in the base interest rate in Brazil, mainly, the SELIC, with emphasis on lower expenses with: (i) securities sold under agreements to repurchase; (ii) time deposits; (iii) funds from securities issued ; and (iv) savings deposits. These decreases were partially offset by growth in the average volume of operations, increasing our expenses by R$3,742 million.

The variation in non-interest gains/losses is related to the results obtained from derivative financial instruments, reflecting the result from futures contracts, including the result and respective adjustment to the market value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

➢	Insurance, pension plans and capitalization bonds

The increase in expenses from financial intermediation is related to the behavior of the financial-economic indexes, which impacted the restatement of the technical provisions, in addition to the average volume of our business.

5.A.20.01-02 Expected credit loss associated with credit risk expense

In view of differences between the accounting practices for impairment of loans and advances to customers under the accounting practises adopted in our segment reporting (which are based on BR GAAP) and IFRS, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the variations of the expenses under IFRS:

	R$ in thousands, except %
	2020	2019	% Change
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	(18,891,493)	33.8%
Accounting Practices Diferences (IFRS x BR GAAP)	636,849	(1,549,536)	-
Expected loss on loans and advances and other financial assets (1) (2)	(24,631,238)	(20,441,029)	20.5%
(1) It includes expected losses on loan commitments and financial guarantess provided.
(2) Does not include Revenue from credit recovery in the amount of R$ 5,919 million in 2020 (R$ 7,909 million in 2019) that in the BR GAAP are allocated in Other Operating Income, while in the IFRS they are allocated in Expected Loss on Loans and Advances.

➢	Difference between accounting practices for impairment of loans and advances

Under BR GAAP, the measurement of credit risk is based on expected losses according to CMN Resolution No. 2,682/99, which includes a minimum provision for each loan category. For further information, see “Item 4.B. Business Overview – 4.B.70 – Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of loans and advances” and Note 3.2 to our financial statements in “Item 18. Financial Statements”.

149 Bradesco

5.A. Operating Income

The following table shows changes in our expected losses on loans and advances, expenses with losses of loans and advances, operations recovered and charge-offs for the years ended 2020 and 2019, as well as our ratio of expenses with losses related to the average balances of loans and advances to customers (shown as a percentage of the average balance of loans and advances to customers), in all cases based on consolidated financial data prepared in accordance with IFRS:

	R$ in thousands, except %
	2020	2019	% Change
Balance at the beginning of the year	38,152,384	34,376,471	11.0%
Expected credit loss for loans and advances (1) (2)	24,631,238	20,441,029	20.5%
Loan charge-offs	(17,025,971)	(16,665,116)	2.2%
Expected credit losses for loans and advances at the end of the year	45,757,651	38,152,384	19.9%
Ratio of expected credit losses for loans and advances to average loans and advances to customers	5.1%	4.9%	-
(1) Its consider expected losses from commitments to released and financial guarantees provided.
(2) Does not include Revenue from credit recovery in the amount of R$ 5,919 million in 2020 (R$ 7,909 million in 2019) that in the BR GAAP are allocated in Other Operating Income, while in the IFRS they are allocated in Expected Loss on Loans and Advances.

In 2020, our expected losses on loans and advances increased by 20.5%, mainly a reflection of the increased provision related to the adverse economic scenario that occurred in 2020, created in order to absorb the impacts of the worsening of the economic scenario that could result in an increased level of delinquency and increase in the rate of unemployment, due to the bankruptcy of companies, as well as the deterioration of the value of the guarantees, in addition to the growth of our loans and advances portfolio. It is worth noting that our level of provisioning, which is based on statistical models that capture historical and prospective information, continues to reflect our expectation of losses in different economic scenarios. Our level of loan losses/write-offs, net of recoveries, reached 2.3% compared to 2.1% in 2019, the average balance of loans and advances to customers.

We believe that our expected losses on loans and advances are sufficient to cover futures losses for our portfolio, which can be evidenced, among other indicators, by our coverage ratio, measured by the total expected credit losses in relation to the total of overdue loans over 60 days, which at the end of 2020 was of 313.5% compared to 200.7% in 2019.

Our portfolio of loans and advances to customers increased by 12.2% to R$513,217 million in 2020 from R$457,392 million in 2019, a reflection of the increase of operations with: (i) legal entities presenting an increase of 13.1% in comparison to 2019, highlighting the increase of 57.9% in working capital; and (ii) individuals presenting an increase of 11.3% in comparison to 2019, highlighting: (a) 33.7% increase in housing loans; and (b) 10.7% increase in payroll-deductible loans.

5.A.20.01-03 Fee and commission income, Net profit from insurance and pension plans, Share or profit of associates and joint ventures and other income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2020 and 2019:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2020	2019	% Change

Fee and commission income	24,936,454	25,337,676	(1.6)%
Net profit from insurance and pension plans	7,578,707	8,254,939	(8.2)%
Share of profit of associates and joint ventures	444,858	1,201,082	(63.0)%
Other non-interest income	16,139,105	17,566,864	(8.1)%

150 Form 20-F – December 2020

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2020	2019	% Change	2020	2019	% Change
Fee and commission income and income from banking fees	30,307,248	31,135,507	(2.7)%	1,875,701	2,028,371	(7.5)%
Other income from insurance, pension plans and capitalization bonds	-	-	-	8,074,969	8,935,610	(9.6)%
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	12,921	-	98,937	276,165	(64.2)%
Other non-interest income	7,162,888	7,959,506	(10.0)%	1,533,688	1,494,471	2.6%
➢	Banking
•	Fee and Commission Income and Income from Banking Fees: The decrease in our non-interest income was mainly due to the current economic scenario generated by the Covid-19 pandemic, which impacted the decrease in fee and commission income and income from banking fees, primarily: (i) decrease of 12.5% in income from loans; (ii) decrease of 11.0% in income from asset management; and (iii) decrease of 6.4% in income from credit cards, due to the decrease of 13.0% in the number of transactions and 6.3% in the financial volume transacted.

The income from underwriting/ financial advisory services presented a growth of 13.4%, due to the increased activity in the capital markets, linked to our capacity of capturing business opportunities and a growth of 14.0% in income from services of custody and brokerage, mainly due to the larger volume of negotiations conducted on B3, in addition to the growth of 2.9% in income from the checking account, a reflection of the continuous evolution of the base of customers during 2020, which presented a growth of 2.2 million in comparison to 2019.

➢	Insurance, pension plans and capitalization bonds
•	Other income from insurance, pension plans and capitalization bonds: (i) the decrease in income from insurance, pension plans and capitalization bonds, a reflection, mainly of: (a) the performance of the premiums issued (billing) of the life and pension product; and (b) the worsening in the claims ratio (retained claims/earned premiums) to 73.6% in 2020 (72.4% in 2019) and in the combined ratio ((Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums +(Administrative Expenses + Taxes)/Net Written Premiums) to 85.0% in 2020 (83.3% in 2019), a reflection of the current economic scenario generated by the Covid- 19 pandemic; and (ii) lower fee and commission income, as they reflect the competitive dynamics of the market and the new scenario of interest rates.

➢	Main difference between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main difference between our non-interest income by segment (based on BR GAAP) and our consolidated non-interest income (IFRS) for the year ended December 31, 2020:

•	Fee and Commission Income and Income from Banking Fees: the difference of R$7,246 million mainly refers to: (i) adjustments of consolidation, originating from proportionally consolidated companies and the “non-consolidation” of exclusive funds in the amount of R$6,195 million; and (ii) the adjustments due to differences in accounting standards used in our managerial reports and financial statements that were prepared in IFRS (The main adjustment refer to effective interest rate) in the amount of R$1,051 million.

5.A.20.01-04 Personnel, Other administrative and other expenses

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expenses for 2020 and 2019:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2020	2019	% Change

Personnel expenses	(18,965,477)	(21,143,568)	(10.3)%
Other administrative expenses	(15,484,126)	(16,489,578)	(6.1)%
Accumulated depreciation and amortization	(5,921,030)	(5,865,768)	0.9%
Other non-interest expense	(34,961,351)	(47,164,450)	(25.9)%

151 Bradesco

5.A. Operating Income

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2020	2019	% Change	2020	2019	% Change
Personnel expenses	(17,714,158)	(23,072,600)	(23.2)%	(1,903,919)	(2,030,224)	(6.2)%
Other administrative expenses	(19,349,706)	(20,327,502)	(4.8)%	(1,524,278)	(1,495,894)	1.9%
Other non-interest expense	(28,558,755)	(35,782,163)	(20.2)%	(3,803,564)	(3,312,776)	14.8%

➢	Banking

The decrease of our non-interest expenses occurred, mainly:

•	Other non-interest expense: decrease of other non-financial expenses, a reflection of events that occurred in 2019 that did not occur in 2020, such as: (a) the refinements to the calculation methodology for civil and labor provisions; (b) the refinements to the internal models for constitution of provision for financial guarantees; (c) the expense with the provision for contingencies related to FCVS;
•	Personnel expenses: decrease of the personnel expenses, a reflection of the reduction of staff; and
•	Other administrative expenses: decrease of the other administrative expenses, due to actions of the management to maintain strict control of costs and improve the operational efficiency, highlighting the decrease of expenses with communication, advertising, promotions and publicity, travel, transport and outsourced services.

➢	Insurance, pension plans and capitalization bonds
•	Other non-interest expense: The increase in our non-financial expenses occurred mainly due to the increase in other non-financial expenses, due to the increase in provision for technical reserves due to the impact of COVID-19. This increase was partially offset by a reduction in personnel expenses, reflecting the Voluntary Severance Program (PDV), which occurred in 2019.

5.A.20.01-05 Income tax and social contribution

We prepare the information about segments so that management can assess the performance and make decisions regarding the allocation of resources for investments and other purposes. The calculation of income tax and social contribution, as required by the current Brazilian laws and regulations, is performed for each corporate entity and disclosed on a consolidated basis. Consequently, there is no direct relationship with the presentation per segment. Management’s decisions for tax purposes are based on analysis by individual corporate entities and on a consolidated basis; consequently, management includes consolidated data, which were discussed and analyzed, as a relevant disclosure in relation to the decision-making process.

The following table shows, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2020	2019
Income before income tax and social contribution	4,075,295	13,381,078
Total burden of income tax and social contribution at the current rates	(1,833,883)	(5,352,431)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	200,186	480,433
Interest on shareholders’ equity	2,496,587	2,949,143
Other amounts (1)	11,095,776	9,714,984
Income tax and social contribution for the period	11,958,666	7,792,129
Effective rate	293.4%	58.2%
(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount of R$10,047,819 thousand (R$934,897 thousand in 2019); (ii) in 2019 the amount of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment no. 103 enacted in November 2019; (iii) the equalization of the effective rate of non-bank financial companies and companies in the insurance industry, as of 2020, and of non-financial companies, in relation to that shown; and (iv) the deductions encouraged.

The variation of our income tax and social contribution is largely related to the effects of the exchange rate variation on assets and liabilities, derived from investments abroad, to the amount of R$10,048 million, which is not taxable, a result of the devaluation of 28.9% of the real against the dollar. For more information on Income tax and social contribution, see Note 16 of our Consolidated Financial Statements in “Item 18. Financial Statements”.

152 Form 20-F – December 2020

Form 20-F

5.A.20.01-06 Net Income

As a result of the above, our net income attributed to the shareholders of the controlling company, decreased by 24.7%, from R$21,023 million in 2019 to R$15,837 million in 2020.

See item 5.A of our annual report for the year ended December 31, 2019 for a comparative discussion of our operating income for the years ended December 31, 2019 and 2018. FORM 20-F 2019 – Item 5.A. Operating Income – 5.A.20 Results by operational segment.

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

We monitor our asset and liability positions in accordance with Central Bank of Brazil requirements and guidelines. Our Treasury Executive Committee for Asset and Liability Management meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and countersign the pricing strategies of asset, liability and derivative operations with our customers;
•	define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and countersign results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by our Treasury Department.

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

In addition, we receive daily reports on our mismatched and open positions, while our Treasury Executive Committee for Asset and Liability Management assesses our risk position every two weeks.

5.B.20 Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. We believe that the components of our Short-Term and our Long-Term Liquidity Ratios (LCR and NSFR) are in line with best market practices as well as Basel III requirements. On December 31, 2020, the LCR and NSFR indicators were 178.4% and 120.3%, respectively. For further information on Basel III, see “Item 5.B.40 Capital Compliance – Basel III”.

153 Bradesco

5. B. Liquidity and Capital Resources

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

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•	demand, savings, and time deposits, as well as interbank deposits, representing 33.8% of the average balance of liabilities in 2020, compared with 27.4% in 2019 and 25.9% in 2018; and
•	obligations for repurchase agreements, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies, representing 33.7% of the average balance of liabilities for 2020, compared with 37.8% in 2019 and 40.1% in 2018.

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

The following table shows the average balance and average real interest rates of our liabilities (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

For the year ended December 31,	R$ in thousands, except %
	2020			2019			2018

	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-bearing liabilities
Savings deposits	122,871,162	3,049,149	2.5%	108,975,557	4,568,663	4.2%	103,764,844	4,646,528	4.5%
Time deposits (1)	303,480,700	5,662,574	1.9%	192,298,337	7,974,767	4.1%	158,396,848	6,389,594	4.0%
Obligations for repurchase agreements	199,579,332	8,423,041	4.2%	191,481,640	11,784,845	6.2%	211,937,370	15,094,786	7.1%
Borrowings and onlendings	52,739,037	5,907,385	11.2%	53,915,887	4,400,636	8.2%	51,448,829	3,176,469	6.2%
Funds from securities issued	161,510,259	4,786,206	3.0%	161,733,309	9,250,005	5.7%	146,183,351	9,054,699	6.2%
Subordinated debt	52,789,319	2,403,327	4.6%	53,387,035	3,708,924	6.9%	47,741,687	3,517,067	7.4%
Insurance technical provisions and pension plans	276,710,567	18,344,005	6.6%	258,822,232	16,930,146	6.5%	245,141,522	13,365,526	5.5%
Total interest-bearing liabilities	1,169,680,376	48,575,687	4.2%	1,020,613,997	58,617,986	5.7%	964,614,451	55,244,669	5.7%

Non-interest-bearing liabilities	-	-	-	-	-	-	-	-	-
Demand deposits	42,389,455	-	-	32,764,740	-	-	32,720,748	-	-
Other non-interest-bearing liabilities	173,379,562	-	-	165,177,418	-	-	142,565,235	-	-
Total non-interest-bearing liabilities	215,769,017	-	-	197,942,158	-	-	175,285,983	-	-

Total liabilities	1,385,449,393	-	-	1,218,556,155	-	-	1,139,900,434	-	-

Equity attributable to controlling shareholders	137,277,197	-	-	132,706,804	-	-	123,748,267	-	-
Non-controlling interest	481,185	-	-	411,028	-	-	335,514	-	-
Total liabilities and equity	1,523,207,775	-	-	1,351,673,987	-	-	1,263,984,215	-	-
(1) Includes interbank deposits.

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2020	2019	2018
Savings deposits	136,698,248	114,177,799	111,170,912
Time deposits (1)	359,144,377	215,135,735	195,809,696
Obligations for repurchase agreements	217,108,353	174,100,023	190,911,877
Borrowings and onlendings	47,781,428	51,743,527	54,851,398
Funds from securities issued	144,903,825	170,727,564	148,029,018
Subordinated debt	53,246,232	49,313,508	53,643,444
Insurance technical provisions and pension plans	279,465,384	268,302,691	251,578,287
Total interest-bearing liabilities	1,238,347,847	1,043,500,847	1,005,994,632
Demand deposits	51,840,504	38,890,067	35,318,292
Other non-interest-bearing liabilities	168,348,065	160,593,197	139,554,670
Total non-interest-bearing liabilities	220,188,569	199,483,264	174,872,962
Total liabilities	1,458,536,416	1,242,984,111	1,180,867,594

Total deposits	547,683,129	368,203,601	342,298,900
(1) Includes interbank deposits.

154 Form 20-F – December 2020

Form 20-F

5.B.20.01 Deposits

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2020, our deposits totaled R$547.7 billion, representing 37.6% of our total liabilities.

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

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transaction is generally short-term (normally intraday or overnight) and is volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

The following table summarizes our funding with repurchase agreements for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2020	2019	2018
Obligations for repurchase agreements
Amount outstanding	217,108,353	174,100,023	190,911,877
Maximum amount outstanding during the period	227,188,330	201,339,994	226,623,252
Weighted average interest rate at period end (1)	1.7%	4.3%	6.4%
Average amount during the period	199,579,332	191,481,640	211,937,370
Weighted average interest rate during the period	4.2%	6.2%	7.1%
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

155 Bradesco

5. B. Liquidity and Capital Resources

5.B.20.04 Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

➢	Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and corporate entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with shorter period of maturity, which are divided into two modalities:
•	Simple: consists in the promise of payment in nominative, transferable cash and in this way, it can be negotiated on the secondary market; and
•	Subordinated: with initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for Qualified Investors.
➢	Real estate credit notes: securities for individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary restatement;
➢	Agribusiness credit notes: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and
➢	Letter of credit property guaranteed: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system, in order to inject resources into the real estate market.

The following table presents a summary of our resources regarding the issuing of securities concerning the periods indicated:

As ofDecember 31,	R$ in thousands
	2020	2019	2018
Funds from securities issued
Financial bills	81,588,961	120,518,300	104,005,236
Real estate credit notes	27,601,333	27,019,439	25,381,719
Agribusiness notes	14,694,484	13,149,546	13,108,595
Letter of credit property guaranteed	7,930,718	5,540,086	476,332
Securities issued through securitization	9,112,256	1,967,746	3,130,111
Euronotes	2,113,000	1,407,888	1,270,409
Structured Operations Certificates	1,863,073	1,124,559	656,616
Total	144,903,825	170,727,564	148,029,018

5.B.20.05 Sources of additional liquidity

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or Redesconto). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loans or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

156 Form 20-F – December 2020

Form 20-F

We have never used these liquidity resources.

As a result of the Covid-19 pandemic, the CMN amended Resolution No. 4,786/20, which authorizes the Central Bank of Brazil to temporarily grant loans to financial institutions through the Special Temporary Liquidity Line (LTEL), regulated by Circular No. 3,994/20 and Circular Letter No. 4,019/20. With the LTEL, the Central Bank of Brazil seeks to provide liquidity to the secondary market for corporate debt affected by the turmoil in the financial markets.

According to Resolution No. 4,786/20, and Circular No. 3,994/20, loans through the LTEL will be available until April 30, 2020 and can be purchased for a period of up to 125 business days, allowing, at the discretion of the Central Bank of Brazil, an extension of up to 125 business days, observing the total maximum of 359 consecutive days. These loans are subject to daily charges corresponding to the application, on the debtor balance, of 0.10% p.a. of the percentage of increase of the SELIC Rate.

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

The lending under the LTEL is dependent upon authorization of the Director of Monetary Policy of the Central Bank of Brazil.

Later, as a result of the Covid-19 pandemic, Resolution No. 4,795/20 was edited and Circular No. 3,996/20, as amended, which authorized the Central Bank of Brazil to execute loans, under specific conditions, by means of a LTEL, through direct acquisition, in the primary market, of Financial Bills with guarantee in financial assets or securities. These, in turn, were available up to December 31, 2020 to be contracted by multiple banks, commercial banks, investment banks, savings banks and the National Bank for Economic and Social Development (BNDES), holders of Bank Reserve Accounts that adhere to the contractual conditions and operating procedures established by the Central Bank of Brazil for the formalization of the issuance of the Financial Bill and the mobilization of financial assets or guaranteed bonds.

In this case, the assets that could be used as collateral for the loan through the LTEL were: (i) loans; (ii) leasing operations; (iii) other operations with credit granting characteristics; (iv) debentures that do not have a subordinate clause or conversion into shares and which are not issued by financial companies or by companies directly or indirectly controlled by financial institutions or controllers of financial institutions; and (v) commercial bills that are not issued by financial companies or by companies directly or indirectly controlled by financial institutions or controllers of financial institutions.

5.B.30 Cash flow

In 2020, 2019 and 2018, our cash flow was affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2020	2019	2018
Net cash generated by (used in) operating activities	142,432,591	(19,453,969)	(6,497,318)
Net cashgenerated by (used in) investing activities	20,462,491	(15,326,749)	(34,485,022)
Net cash generated by (used in) financing activities	(36,405,981)	(14,318,248)	(5,598,241)
Net increase (decrease) in cash and cash equivalents	126,489,101	(49,098,966)	(46,580,581)

➢	2020

The increase in cash and cash equivalents observed during the period is related to the:

•	An increase in cash generated by operating activities, due to the increase of resources received from customers and financial institutions, in addition to the reduction in compulsory deposits with the Central Bank of Brazil;

157 Bradesco

5. B. Liquidity and Capital Resources

•	An increase in cash generated by investing activities, reflecting the higher volume of maturities of financial assets at amortized cost and by higher interest received on these assets, partially offset by an increase in the acquisition of financial assets at amortized cost; and
•	An increase in the cash used in financing activities, due to the smaller volume of issuance and increased amout of payments made on securities issued, partially offset by lower volume of funds by securities.

➢	2019

The higher reduction in cash and cash equivalents observed during the period is related:

•	To the higher investment in operational activities, which had as its main factors, the increase in availability of resources for loans and advances to customers and financial institutions, in addition to the decrease of resources from customers and our result before charges and taxes on profit; and
•	To the higher volume of cash used in financing activities, mainly due to the payment of interest on own capital and dividends, including the payment of extraordinary dividends, made on October 23, 2019, in the amount of R$8,000 million.

These factors were partially offset by:

•	A decrease in investment as part of investment activities, reflected in lower volumes of purchases of financial assets, partially offset by lower interest received.

➢	2018

In 2018, we had a net decrease of R$46,581 million in cash and cash equivalents due to net cash used in investing activities, in the amount of R$34,485 million, in operating activities, in the amount of R$6,497 million and in financing activities, in the amount of R$5,598 million.

In 2018, cash used in our operating activities, in the amount of R$6,497 million, is related: (i) to our income before tax, in the amount of R$19,442 million; and (ii) to adjustments of reconciliation, in the amount of R$52,627 million, which were fully offset by: the net negative variations in assets and liabilities, in the amount of R$78,566 million, among which we highlight: (a) the increase of loans and advances to customers, in the amount of R$112,862 million; (b) the growth of R$30,302 million of other assets; (c) the increase of R$20,883 million in Central Bank of Brazil compulsory deposits, which were partially offset by: (d) a net increase of R$88,660 million in the deposits from customers; and (e) by the amount of R$33,847 million, related to collected interest, net of the paid interest.

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

5.B.40 Capital compliance – Basel III

As a regulatory response to the 2008 global economic crisis, in December 2010, the Basel Committee on Banking Supervision (BCBS) issued a set of documents (Basel III) aiming to improve the prudential framework applicable to financial institutions, enhancing the capacity of financial institutions absorbing impacts of shocks and reducing the risk of transfer from financial crises to the real economy.

158 Form 20-F – December 2020

Form 20-F

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

In 2011, BCBS extended Basel III rules with additional requirements applicable to unusual instruments of Tier I and Tier II Capital. This review seeks to enhance the quality and quantity of capital of financial institutions, in order to make the financial system more resilient and reduce risks and costs, resulting in an improvement of the prudential framework, defining the regulatory capital and the amount of capital allocated as primary elements. Accordingly, to be included as part of Tier I and Tier II Capital, the instrument should provision for it to be canceled or converted into common shares, at the discretion of the competent regulatory authority, upon the occurrence of an “activator event”.

In Brazil, Basel III is being implemented through a set of rules issued by the CMN and Central Bank of Brazil, following the international schedule to gradually adopt the definitions and requirements of capital since 2013.

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

Tier I Capital is aimed at helping the bank remain solvent that is, remaining a going concern. Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency. Tier I Capital consists of Common Equity (shares and reserves); and Additional Equity (instruments that are analogous to hybrid capital and debt instruments). In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than Additional Common Equity (ACP), corresponding to the sum of the Additional of the Capital Conservation Buffer, the Countercyclical Capital Buffer and of Systemic Importance. Non-compliance with the rules of ACP causes restrictions on the payment of dividends and interest on own capital, net surplus, share buybacks, reduction of share capital, and variable compensation to its Managers.

In relation to liquidity risk, in 2015 the National Monetary Council (CMN) issued the Resolution No. 4,401/15 addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system. In 2017, the CMN and the Central Bank of Brazil also published the Resolution No. 4,616/17 and the Circular No. 3,869/17 about the indicator NSFR which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term one (LCR) and a long-term one (NSFR). The purpose of the Liquidity Coverage Ratio (LCR) is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the Net Stable Funding Ratio (NSFR) is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, Central Bank of Brazil’s Circular No. 3,930/19, addressing the Pilar 3 Report, revoked part of the Circular No. 3,869/17, concerning the dissemination of information on the NSFR. As a result of the Covid-19 pandemic, the Central Bank of Brazil edited in the Circular No. 3,749/15 the limit of the amount of the total reserve requirements collected in the Central Bank of Brazil, not considered in portions of (i) free reserves or for release in central banks within the next thirty days; (ii) reserve requirements collected in the Central Bank of Brazil, concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities; and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 Capital of the institution in Brazil.

159 Bradesco

5. B. Liquidity and Capital Resources

The Central Bank of Brazil, in February 2020 published Circulars No. 3,986/20 and No. 3,987/20 and, in March 2020, Circular No. 3,993/20 which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Retrospectively, BCB Resolution No. 21/20 of the Central Bank of Brazil in October 2020, redefined the duration of the rate of compulsory deposits on time deposits from 17% until March 2021, when it will be changed to 20%. These measures and others of lesser impact came in response to the economic effects of the Covid-19 pandemic.

As of December 31, 2020, our LCR and NSFR indicators were 178.4% and 120.3%, respectively. For further information about the calculation, see Note 3.4 to our Consolidated Financial Statements in “Item 18. Financial Statements”.

In 2017, CMN issued the Resolution No. 4,557/17, as amended, which established a series of rules on the subject and that details the structure operation of capital risk management and disclosure policy.

In 2019, the Central Bank of Brazil issued Circular No. 3,930/19 and Circular Letter No. 3,936/19, which established from January 1, 2020 new rules for the Dissemination of the Report of Pillar 3 – Market Discipline, meeting the recommendations of BCBS. Since January 1, 2021, BCB Resolution No. 54/20, which provisions on the dissemination of the Report of Pillar 3, entered into force, replacing the provisions of Circular No. 3,930/19.

According to Basel III, banks need to maintain minimum capital requirements, with a minimum (i) common equity (shares, capital reserves and accumulated profits, after subtracting the regulated deductions) of 4.5%; (ii) Tier I Capital (common equity plus the additional equity) of 6%; and (iii) an index of total capital of 8%.

In Brazil, as per CMN Resolution No. 4,193/13, Brazilian financial institutions must hold a capital base (Reference Equity – RE) of 8% or more of total assets weighted by risk – RWA (Basel ratio) calculated using specific criteria determined by the CMN and Central Bank of Brazil. On December 31, 2020, our Basel ratio was 15.8% of the total assets weighted by risk, higher than the level of 10.25% required by the Central Bank of Brazil. It is worth noting that the regulation about the list of instruments that are part or are reduced from the Common Equity, of the Additional Equity or of Tier II Capital are constantly changed by the Central Bank of Brazil.

Note that, as a result of the developments of Covid-19, the CMN, by means of Resolution No. 4,783/20, changed the percentages of the amount to be added to the RWA for calculating the value of the Additional Conservation of Common Equity (ACP Conservation) in the following way: (i) 1.25% during the period from April 1, 2020 to March 31, 2021; (ii) 1.625% in the period from April 1, 2021 to September 30, 2021; (iii) 2.00%, in the period from October 1, 2021 to March 31, 2022; and (iv) 2.5% from April 1, 2022. This measure aims to enlarge the lending capacity, to widen the gap of capital, giving more space and security for banks to maintain their lending plans, and to gradually reestablish the ACP Conservation until March 31, 2022.

The following table shows our capital positions as a percentage of total risk weighted assets:

As of December 31,	In %
	Basel III Prudential Consolidated
	2020	2019	2018
Tier I Capital	13.8%	13.3%	13.7%
Common Equity	12.7%	12.0%	12.3%
Additional Capital	1.1%	1.3%	1.4%
Total Ratio	15.8%	16.5%	17.8%

160 Form 20-F – December 2020

Form 20-F

5.B.50 Capital Management

The Capital Management structure aims to provide conditions to the follow-up and control of capital, based on the best management and governance practices, and to meet CMN Resolution No. 4,557/17, thus contributing to the achievement of the strategic goals established, through the accurate planning of the capital sufficiency. In addition to the Executive Committees that support our Board of Directors and our Diretoria Executiva in the decision-making process, we have an area responsible for Capital Management reporting to the Controllership Department, which operates together with the Integrated Risk Control Department, affiliated companies, business areas and our various support areas.

The Capital Plan must comprehend at least three years and predict provisions targets and projections of growth of the Organization and its main sources of capital, considering threats and opportunities relating to the economic and business environment; profit allocation policy and the terms of the Declaration of Risk Appetite, being prepared on an annual basis, and is approved by our Diretoria Executiva and our Board of Directors, continually monitored and controlled by the Capital Management area. In addition, it is responsible in coordinating the Internal Capital Adequacy Assessment Process (ICAAP), which provides conditions (i) for the assessment of sufficiency of capital, taking into account different scenarios (baseline and stress); and (ii) for the anticipation of capital and contingency activities to be adopted for the respective scenarios.

In March 2020, the CMN approved Resolution No. 4,782/20, amended by Resolution No. 4,791/20 and subsequently by Resolution No. 4,856/20, as a result of the unfolding of the Covid-19, in order to facilitate the renegotiation of loans of businesses and families who have good financial capacity and maintain regular loans, with no delinquency. This measure exempts the banks from increasing the provision in the case of rescheduling loans and changing the credit risk management until December 31, 2020. Therefore, they are exempted from observing for credit restructuring up to that date, characterizing exposure as a problem asset. Indications that an obligation will not be fully honored for the purposes of managing credit risk: (i) the institution considers that the counterparty has no more financial capacity to honor its obligation under the agreed conditions; (ii) the institution recognizes in the accounts the significant deterioration in the credit quality of the borrower; (iii) the operation on the exposure being restructured in a renegotiation involving the granting of benefits to the counterparty as a result of the deterioration of their credit quality or of the credit quality of the intervener or mitigating instrument; (iv) the filing of bankruptcy or similar providence of the counterparty; and (v) the request by the counterparty of any judicial measure that limits, delays or prevents the fulfillment of their obligations under the agreed conditions. The measure allows the immediate reversal of the characterization of exposure as a problem asset that has been carried out only when the institution considers that the counterparty has no more financial capacity to honor the obligation under agreed conditions.

5.B.60 Recovery Plan for Systematically Relevant Financial Institutions

In the context of the ongoing process of adoption in Brazil of the international regulatory best practices, on June 30, 2016, CMN Resolution No. 4,502/16 was published, as amended by CMN Resolution No. 4,704/18, establishing the minimum requirements to be observed in the preparation and execution of recovery plans by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main objective of CMN Resolution No. 4,502/16 is to restore adequate levels of capital and liquidity and preserve the feasibility of such institutions, thereby ensuring the robustness, stability and smooth operation of the National Financial System.

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

161 Bradesco

5. B. Liquidity and Capital Resources

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

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2020 and may not reflect interest rate positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2020	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest-earning assets
Financial assets at fair value through profit or loss	12,077,089	19,439,472	20,488,771	157,809,404	27,761,659	-	237,576,395
Financial assets at fair value through other comprehensive income	17,130,008	26,482,001	16,341,164	67,419,613	43,319,150	-	170,691,936
Financial Assets at Fair Value through Profit or Loss	126,822	20,225,202	16,938,842	79,727,828	62,605,200	-	179,623,894
Loans and advances to banks	168,750,356	14,027,853	2,915,463	5,728,803	2,256	-	191,424,731
Loans and advances to customers (1)	48,686,483	114,058,384	65,199,454	245,684,709	8,328	-	473,637,358
Compulsory deposits with the Central Bank	77,898,933	-	-	-	-	-	77,898,933
Other assets	24,112	-	-	-	79,452	-	103,564
Total interest-earning assets	324,693,803	194,232,912	121,883,694	556,370,357	133,776,045	-	1,330,956,811
Interest-bearing liabilities	-	-	-	-	-	-	-
Deposits from banks (2)	219,874,577	18,319,819	9,944,641	13,390,882	4,157,078	-	265,686,997
Savings deposits (3)	136,698,248	-	-	-	-	-	136,698,248
Time deposits	15,366,018	50,642,965	54,889,061	237,443,741	5,376	-	358,347,161
Funds from securities issued	2,461,435	33,338,441	34,365,862	71,917,048	2,821,039	-	144,903,825
Subordinated debt	8,307,884	22,838	383,673	32,505,990	2,465,880	9,559,967	53,246,232
Insurance technical provisions and pension plans (3)	234,914,602	-	-	44,550,782	-	-	279,465,384
Total interest-bearing liabilities	617,622,764	102,324,063	99,583,237	399,808,443	9,449,373	9,559,967	1,238,347,847
Asset/liability gap	(292,928,961)	91,908,849	22,300,457	156,561,914	124,326,672	(9,559,967)	92,608,964
Cumulative gap	(292,928,961)	(201,020,112)	(178,719,655)	(22,157,741)	102,168,931	92,608,964	-
Ratio of cumulative gap to total interest-earning assets	(22.7)%	(15.6)%	(13.9)%	(1.7)%	7.9%	7.2%	-
(1) For indefinite operations, it refers to credit card operations;
(2) including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and
(3) Savings deposits andinsurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

5.B.80 Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2020, our net foreign currency liability exposure, considering derivative financial instruments, was R$14,535 million, or 9.9% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

In addition to our foreign currency long term debt, our foreign currency position arises mainly through our purchases and sales of foreign currencies (mainly U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank of Brazil regulates our maximum outstanding long and short foreign currency positions.

As of December 31, 2020, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

162 Form 20-F – December 2020

Form 20-F

December 31, 2020	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	99,278,305	8,324,289	107,602,594	7.7%
Financial assets at fair value through profit or loss	265,350,469	10,636,220	275,986,689	3.9%
Less than one year	58,794,998	1,643,155	60,438,153	2.7%
From one to five years	158,207,769	7,222,648	165,430,417	4.4%
More than five years	34,445,870	1,485,946	35,931,816	4.1%
Indefinite	13,901,832	284,471	14,186,303	2.0%
Financial assets at fair value through other comprehensive income	163,107,389	22,734,586	185,841,975	12.2%
Less than one year	52,556,582	7,335,796	59,892,378	12.2%
From one to five years	52,190,902	15,197,941	67,388,843	22.6%
More than five years	43,118,302	200,849	43,319,151	0.5%
Indefinite	15,241,603	-	15,241,603	-
Financial assets at amortized cost	179,366,556	257,338	179,623,894	0.1%
Less than one year	37,164,884	107,767	37,272,651	0.3%
From one to five years	77,739,756	4,645	77,744,401	-
More than five years	64,461,916	144,926	64,606,842	0.2%
Loans and advances to banks	189,426,502	1,998,229	191,424,731	1.0%
Loans and advances to customers	443,919,348	29,718,010	473,637,358	6.3%
Less than one year	216,184,608	16,876,484	233,061,092	7.2%
From one to five years	177,878,855	6,957,413	184,836,268	3.8%
More than five years	49,855,885	5,884,113	55,739,998	10.6%
Non-current assets available for sale	1,202,488	-	1,202,488	-
Investments in associates and joint ventures	7,386,840	-	7,386,840	-
Property and equipment, net of accumulated depreciation	14,040,079	31,050	14,071,129	0.2%
Intangible assets and goodwill, net of accumulated amortization	14,641,745	27,719	14,669,464	0.2%
Taxes to be offset	15,230,842	99,578	15,330,420	0.6%
Deferred income tax assets	76,959,180	25,082	76,984,262	-
Other assets	39,587,932	21,304,014	60,891,946	35.0%
Less than one year	25,523,921	19,876,587	45,400,508	43.8%
From one to five years	11,225,182	1,337,728	12,562,910	10.6%
More than five years	2,838,829	89,699	2,928,528	3.1%
Total	1,509,497,675	95,156,115	1,604,653,790	5.9%
Percentage of total assets	94.1%	5.9%	100.0%

December 31, 2020	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)	237,234,930	30,045,237	267,280,167	11.2%
Less than one year	221,200,041	28,532,166	249,732,207	11.4%
From one to five years	12,874,773	516,109	13,390,882	3.9%
More than five years	3,160,116	996,962	4,157,078	24.0%
Deposits from customers	512,147,767	33,144,976	545,292,743	6.1%
Less than one year	274,563,455	32,964,511	307,527,966	10.7%
From one to five years	237,264,791	178,703	237,443,494	0.1%
More than five years	319,521	1,762	321,283	0.5%
Financial liabilities at fair value through profit or loss	14,141,288	4,556,394	18,697,682	24.4%
Less than one year	2,727,904	4,556,394	7,284,298	62.6%
From one to five years	10,061,315	-	10,061,315	-
More than five years	1,352,069	-	1,352,069	-
Funds from securities issued	133,678,568	11,225,257	144,903,825	7.7%
Less than one year	68,225,504	1,940,234	70,165,738	2.8%
From one to five years	62,658,007	9,259,040	71,917,047	12.9%
More than five years	2,795,057	25,983	2,821,040	0.9%
Subordinated debt	38,893,286	14,352,946	53,246,232	27.0%
Less than one year	74,631	8,639,763	8,714,394	99.1%
From one to five years	17,232,840	5,713,183	22,946,023	24.9%
More than five years	12,025,848	-	12,025,848	-
Indefinite	9,559,967	-	9,559,967	-
Insurance technical provisions and pension plans	279,451,725	13,659	279,465,384	0.0%
Other provisions	31,621,686	139,483	31,761,169	0.4%
Current income tax liabilities	1,586,257	10,027	1,596,284	0.6%
Deferred income tax liabilities	928,457	321,193	1,249,650	25.7%
Other liabilities (2)	100,234,039	14,809,241	115,043,280	12.9%
Less than one year	90,474,355	14,287,862	104,762,217	13.6%
From one to five years	5,726,806	521,379	6,248,185	8.3%
More than five years	4,032,878	-	4,032,878	-
Shareholders' Equity	146,117,374	-	146,117,374	-
Total	1,496,035,377	108,618,413	1,604,653,790	6.8%
Percentage of total liabilities and shareholder's equity	93.2%	6.8%	100.0%
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

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20 to our consolidated financial statements in “Item 18. Financial Statements”. As of December 31, 2020, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

163 Bradesco

5. B. Liquidity and Capital Resources

December 31, 2020	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	40,651,059	-	40,651,059
Sales	263,958,439	-	263,958,439
Foreign currency futures contracts	-	-	-
Purchases	-	39,875,542	39,875,542
Sales	-	51,421,588	51,421,588
Futures contracts - other
Purchases	3,940,420	-	3,940,420
Sales	1,132,510	-	1,132,510
Interest rate option contracts	-	-	-
Purchases	311,472,364	-	311,472,364
Sales	314,999,693	-	314,999,693
Foreign currency option contracts
Purchases	-	13,878,682	13,878,682
Sales	-	15,355,976	15,355,976
Option contracts - other	-	-	-
Purchases	1,072,597	-	1,072,597
Sales	790,034	-	790,034
Interest rate forward contracts	-	-	-
Purchases	246,269	-	246,269
Foreign currency forward contracts
Purchases	-	70,345,084	70,345,084
Sales	-	21,768,286	21,768,286
Forward contracts - other	-	-	-
Purchases	5,419,852	-	5,419,852
Sales	968,343	-	968,343
Swap contracts	-	-	-
Asset position	-	-	-
Interest rate swaps	41,768,226	-	41,768,226
Currency swaps	-	24,369,039	24,369,039
Liability position	-	-	-
Interest rate swaps	27,283,303	-	27,283,303
Currency swaps	-	23,191,776	23,191,776

5.B.90 LIBOR transition

The reference rate, LIBOR, will be discontinued in December 2021 and is expected to be replaced by other reference rate available in the market. In November 2020, the Federal Reserve issued a statement encouraging financial institutions to promote the transition to another index as soon as possible.

Since the end of 2019, we have been preparing for this transition, following the best market practices and regulatory definitions concerning the matter. Accordingly, we established a team for the LIBOR transition, which consists of a representative of the business and support areas of the Organization, including the legal area and the project management team. The team is responsible for the preparation and monitoring of specific timelines and actions addressed in all the aspects involved in the discontinuation of LIBOR and the other IBOR benchmarks, such as awareness, inventory of exposure, adequacy of the systems involved, and legal aspects, among others. The status of the activities and the project is reported to the executive committees, ensuring adequate governance.

For further information about LIBOR transition, see “Item 3.D. Risk Factors – 3.D.10.02-03 Certain reference rates, including LIBOR and EURIBOR may be discontinued or reformed in the future – including the potential demise of LIBOR after 2021, and there may be risks associated with this discontinuation.”

164 Form 20-F – December 2020

Form 20-F

5.B.100 Capital expenditures

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2020	2019	2018
Infrastructure
Land and buildings	248,306	361,790	426,911
Installations, properties and equipment for use	945,315	2,298,617	1,311,526
Security and communications systems	22,183	48,268	39,006
Transportation systems	331	78,884	2,799
SubTotal	1,216,135	2,787,559	1,780,242
Information Technology
Data processing systems	1,730,480	1,794,019	1,791,316
Financial leasing of data processing systems	679,284	695,499	607,177
SubTotal	2,409,764	2,489,518	2,398,493
Total	3,625,899	5,277,077	4,178,735

We believe that capital expenditures in 2021 and 2022 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2021 and 2022 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

For more information, see “Forward-looking Statements” and “Item 3.D. Risk Factors”, where we present the risks we face in our business that may affect our commercial activities, operating income or liquidity.

165 Bradesco

5.E. Off-balance sheet arrangements

5.E. Off-balance sheet arrangements

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our statement of financial position. The following table summarizes these transactions as of December 31, 2020:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2020
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Indefinite	Total
Commitments to extend credit (1)	-	-	-	-	254,897,024	254,897,024
Financial guarantees (2)	22,764,966	20,672,245	4,005,148	32,794,243	-	80,236,602
Letters of credit for imports	593,056	473,591	-	-	-	1,066,646.86
Total	23,358,022	21,145,836	4,005,148	32,794,243	254,897,024	336,200,273
(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

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

5.F. Tabular Disclosure of Contractual Obligations

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2020
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	120,898,044	237,356,935	86,806	5,376	358,347,161
Obligations for repurchase agreements	215,582,770	481,641	46,980	996,962	217,108,353
Borrowings	23,966,470	-	-	-	23,966,470
Onlendings	7,792,827	8,775,081	4,086,934	3,160,115	23,814,958
Funds from securities issued	70,165,738	62,481,766	9,435,282	2,821,039	144,903,825
Subordinated debt	8,714,395	18,634,659	13,871,331	12,025,847	53,246,232
Insurance technical provisions and pension plans	234,914,602	44,550,782	-	-	279,465,384
Other obligations (2)	104,620,407	4,450,812	3,589,584	2,382,477	115,043,280
Total	786,655,253	376,731,676	31,116,917	21,391,816	1,215,895,663
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.
(2) Includes leasses operations, in the amount of R$5.1 billion.

166 Form 20-F – December 2020

Form 20-F

5.G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Board of Directors and Board of Executive Officers

The Shareholders’ Meeting is our highest governance body. At this meeting, the members of the Board of Directors are elected for a single two-year term of office. It consists of nine members and it is responsible for establishing our corporate strategy and reviewing our business plans and policies, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. The positions of Chairman of the Board of Directors and Chief Executive Officer, under our Bylaws, are not cumulative.

Currently, our Board of Directors is composed of nine members, three of them are independent members, elected at our Annual Shareholders’ Meeting held on March 10, 2021:

•	Mr. Luiz Carlos Trabuco Cappi – Chairman; Mr. Carlos Alberto Rodrigues Guilherme – Vice-Chairman; Mrs. Denise Aguiar Alvarez; Mr. Milton Matsumoto; Mr. Alexandre da Silva Glüher; and Mr. Maurício Machado de Minas; and
•	Mr. Samuel Monteiro dos Santos Junior, Mr. Walter Luis Bernardes Albertoni and Paulo Roberto Simões da Cunha, as independent members.

Assisted by a Governance Department, our Board of Directors ordinarily meets 6 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board of Directors also has a Manual and an Annual Calendar of Meetings set by its Chairman. During 2020, 75 meetings were held.

Our Board of Executive Officers (Diretoria Executiva) currently consists of 20 members, distributed in the following positions: CEO, Executive Vice-President, Executive Managing Officer, and Deputy Executive Officer. They meet weekly and are responsible for Representing and Managing the Company, implementing the strategies and policies established by our Board of Directors.

Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including BRAM DTVM, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM, Bradesco Seguros and subsidiaries. Each of these subsidiaries has an independent management structure.

Pursuant to Brazilian law, the election of all members of our Board of Directors and Board of Executive Officers are subject to approval by the Central Bank of Brazil.

We present below biographies of the current members of our Board of Directors and Diretoria Executiva:

➢	Members of the Board of Directors:

•	Luiz Carlos Trabuco Cappi – Chairman:

Date of Birth: October 6, 1951.

167 Bradesco

6.A. Board of Directors and Board of Executive Officers

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in 1969, devoting his entire professional life to the Bradesco Organization. He was the Investor Relations Officer and the Executive Vice-President of Banco Bradesco from 1999 to 2009, combining this position with the Presidency of Grupo Bradesco Seguros for six years. He was the Chairman of Banco Bradesco’s Board of Executive Officers from March 2009 to March 2018, combining this position with the position of Vice-Chairman of the Board of Directors until October 2017, when he was promoted to Chairman of the Board of Directors, the position he currently holds.

Current positions: Chairman of the Board of Directors of Banco Bradesco S.A., Odontoprev S.A., Bradespar S.A. and Next Tecnologia e Serviços Digitais S.A.

Previous positions: Member of the Board of Directors of ArcelorMittal Brasil; Member of the Strategic Committee of Vale S.A.; Chief Executive Officer of the Funding and Marketing Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; of Associação Nacional da Previdência Privada – ANAPP; of the Federação Nacional de Saúde Suplementar – FENASAÚDE; Chairman of the Board of Representatives and the Diretoria Executiva of Confederação Nacional das Instituições Financeiras – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg; Member of the Board of Directors and of the Advisory Board of FEBRABAN – Federação Brasileira de Bancos; and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance – Association de Genève, Geneva, Switzerland.

Graduation: Degree in Philosophy from Fundação Escola de Sociologia e Política de São Paulo.

Other Qualifications: Postgraduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

•	Carlos Alberto Rodrigues Guilherme – Vice-Chairman:

Date of Birth: December 21, 1943.

Summary of Professional Experience: He began his career in December 1957. He was elected Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999, Member of the Board of Directors in March 2009 and Vice-Chairman of the Board of Directors in October 2017.

Graduation: Law degree from Fundação Pinhalense de Ensino.

Current positions: Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Vice-Chairman of the Board of Directors and Vice-President of BBD Participações and Cidade de Deus – Companhia Comercial de Participações; Vice-Chairman of the Board of Directors of NCF Participações S.A.; Vice-President of Nova Cidade de Deus Participações S.A.; Vice-Chairman of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A.; Vice-Chairman of the Board of Directors of BSP Park Estacionamento e Participações S.A. and Next Tecnologia e Serviços Digitais S.A.; Vice-President of Top Clube Bradesco, Segurança, Educação e Assistência Social; Vice-Chairman of the Board of Directors of Bradespar S.A.; Vice-Chairman of the Board of Directors of Bradesco Saúde S.A.; and Vice-Chairman of the Board of Directors of Bradseg Participações S.A.

Previous positions: General Officer of Companhia Securitizadora de Créditos Financeiros Rubi; Chief Executive Officer of Banco Bradesco BERJ S.A.; Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. – Arrendamento Mercantil.

•	Denise Aguiar Alvarez – Director:

Date of Birth: January 24, 1958.

Summary of Professional Experience: In April 1986, she was appointed to the Board of Directors of Cidade de Deus – Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and in July 1988, she has also served as an Officer. In February 1990, she was elected as Member of the Board of Directors of Banco Bradesco S.A., the position she currently holds.

Graduation: Degree in Education from PUC- SP – Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Master’s in Education from New York University, USA

Current positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Chief Executive Officer of ADC Bradesco – Sports Association; Member of the Board of Directors of BBD Participações S.A.; Bradespar S.A. and Associação Pinacoteca Arte e Cultura – APAC; Member of the Deliberative Board of Museu de Arte Moderna de São Paulo (MAM); and Member of the Consulting Board of Canal Futura.

Previous positions: Chairwoman of the Board of Governance of Todos pela Educação; Chairwoman of the Board of Governance of the Grupo de Institutos, Fundações e Empresas – GIFE; Member of the Board of Directors of Bradseg Participações and Member of the Consulting Committee of Fundação Dorina Nowill para Cegos.

168 Form 20-F – December 2020

Form 20-F

•	Milton Matsumoto – Director:

Date of Birth: April 24, 1945.

Summary of Professional Experience: He has been with Bradesco since September 1957. He was elected Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer in March 1999 and Member of the Board of Directors in March 2011, the position he currently holds.

Graduation: Degree in Business Administration from UNIFIEO – Centro Universitário FIEO.

Current positions: Member of the Board of Directors and Officer of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradesco Saúde S.A., Bradespar S.A., Bradseg Participações S.A. and NCF Participações S.A.; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Officer of Nova Cidade de Deus Participações S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco.

Previous positions: General Officer of Alvorada Administradora de Cartões Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of Banco Bradesco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A.; Alternate Member of the Board of Directors of CPM Holdings Limited; Secretary Officer of the Union of the Credit, Financing and Investing Companies of the State of São Paulo; and Secretary Officer of the Federação Interestadual das Instituições de Crédito, Financiamento e Investimentos – FENACREFI.

•	Alexandre da Silva Glüher – Director:

Date of Birth: August 14, 1960.

Summary of Professional Experience: He joined Banco Bradesco S.A. in March 1976. He was elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Officer in December 2010, Managing Officer in January 2012, and Executive Vice-President in January 2014. In March 2018, he was elected Member of the Board of Directors and, in April 2020, Coordinator of the Audit Committee, the statutory body which advises the Board.

Graduation: Degree in Accounting from Universidade Federal do Rio Grande do Sul, and in Business Administration from Universidade Luterana do Brasil – ULBRA.

Other Qualifications: International Executive Program at the Wharton School – Advanced Management Program – University of Pennsylvania, USA; Administration of Financial Institutions (Banking), Retail for Low-income Segments, Credit Risk Management – Vision of Portfolio by the Fundação Getúlio Vargas – Escola de Administração de Empresas de São Paulo; Certified Member of the Board of Directors of the Instituto Brasileiro de Governança Corporativa – IBGC.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Bradesco Saúde S.A., Bradespar S.A. and Next Tecnologia e Serviços Digitais S.A.; Chairman and Effective Member of the Consulting Board of Credit Guarantee Fund – FGC; and Chairman of the Board of Directors of Câmara Interbancária de Pagamentos – CIP.

Previous positions: Investor Relations Officer of Bradesco; Vice-President of Instituto Brasileiro de Ciência Bancária – IBCB; Alternate Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Effective Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and also Chain Serviços e Contact Center S.A.; Member of the Board of Directors of Instituto BRAiN – Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of Federação Brasileira de Bancos – FEBRABAN; Vice-President of Federação Brasileira de Bancos – FEBRABAN; Vice-President and Alternate Delegate at CONSIF at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Officer of Brasilia Cayman Investments II Limited and of Brasilia Cayman Investments III Limited; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; and Representative of Bradesco Group at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA.

•	Maurício Machado de Minas – Director:

Date of Birth: July 1, 1959.

169 Bradesco

6.A. Board of Directors and Board of Executive Officers

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Officer. In January 2014, he was elected Executive Vice-President. From March 2018 to January 2019, has accumulated the position of Member of the Board of Directors and of Executive Vice-President. As of January 2019, he was appointed only the role of Member of the Board of Directors.

Graduation: Degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo (Poli/USP).

Other Qualifications: Specialization in Data Communications and Software Development from NCR, in the United States; university extension course in Finance at Wharton Business School, in the United States; Executive Development Program at Columbia University in New York, United States and Program for Corporate Directors of Boards of Directors, by Harvard Business School, Boston, in the United States.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Consulting Committee of IBM Corporation; and Member of the Board of Directors of B3 S.A. – Brasil, Bolsa, Balcão, of Bradespar S.A., of Bradseg Participações S.A., OF Bradesco Saúde S.A., of Next Tecnologia e Serviços Digitais S.A., of the EFMA and WEF (World Economic Forum) Strategic Partner.

Previous positions: Chief Executive Officer of Scopus Tecnologia Ltda; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of NCR Brasil – Indústria de Equipamentos para Automação S.A., of Fidelity Processamento e Serviços S.A., of Aquarius Participações S.A., of Chain Serviços e Contact Center S.A., of MPO – Processadora de Pagamentos Móveis S.A ; Executive Vice-President of CPM Braxis S.A; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax) and Senior Analyst at Banco Itaú S.A.

•	Samuel Monteiro dos Santos Junior – Independent Director:

Date of Birth: February 5, 1946.

Summary of Professional Experience: With extensive experience in the insurance market, he began his career in 1969 at SulAmérica Seguros. In December 1999, he joined Bradesco Seguros S.A. as Vice-President, where he remained until March 2011. From November 2011 to April 2014, he served as Chief Executive Officer at BSP Empreendimentos Imobiliários S.A., where he is currently a Member of the Board of Directors. At the same time, in 2007 he was elected as an Officer at Bradesco Dental S.A., and he was elected a Member of the Board of Directors of Odontoprev S.A. in 2014. In March 2020, he was elected Member of the Board of Directors of Banco Bradesco S.A.

Graduation: Degree in Accounting Sciences from Universidade Federal do Rio de Janeiro – UFRJ; Administration degree from Universidade Federal do Rio de Janeiro – UFRJ; Law degree from Universidade Candido Mendes – UCAM.

Current positions: Member of the Board of Directors of Bradesco Saúde S.A., Bradseg Participações S.A., BSP Empreendimentos Imobiliários S.A., BSP Park Estacionamentos e Participações S.A. and Fleury S.A. and Effective Member of the Board of Directors of Odontoprev S.A.

Previous positions: Member of the Board of Directors of Swiss RE Solutions Brasil Seguros S.A.; Vice-President of Bradesco Argentina de Seguros S.A.; Executive Vice-President of Bradesco Capitalização S.A.; Executive Vice-President of Bradesco SegPrev Investimentos Ltda.; Executive Vice-President of Bradesco Seguros S.A.; Executive Vice-President of Bradseg Participações Ltda.; Executive Vice-President of Bradesco Vida e Previdência S.A.; Executive Vice-President of Bradesco Auto/RE Companhia de Seguros; Executive Vice-President of Atlântica Companhia de Seguros; Member of the Board of Directors of EABS Serviços de Assistência e Participações S.A.; Member of the Board of Directors of Europ Assistance Brasil Serviços de Assistência S.A.; Member of the Board of Directors of Integritas Participações S.A.; Member of the Board of Directors of IRB Brasil Resseguros S.A.; Member of the Board of Directors of Brasildental Operadora de Planos Odontológicos.

•	Walter Luis Bernardes Albertoni – Independent Director:

Date of Birth: September 29, 1968.

Summary of Professional Experience: A military lawyer for over 25 years, he has worked for several years as a third-party legal advisor to the Association of Investors in the Capital Markets – AMEC, issuing opinions and preparing institutional statements in defense of the rights and interests of minority shareholders. In March 2017, he was elected an Effective Member of the Fiscal Council of Banco Bradesco S.A. and, in March 2020, was elected a Member of the Board of Directors, position he currently holds.

Graduation: Degree in Law from Faculdade Paulista de Direito da Pontifícia Universidade Católica de São Paulo – PUCSP.

Other Qualifications: Post-Graduate degree in Civil Procedural Law from PUCSP-COGEAE; and Post-Graduate degree in Corporate Law and Tax Law from Insper.

170 Form 20-F – December 2020

Form 20-F

Current positions: Independent Member of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP; Legal Consultant to the Association of Investors in the Capital Market – AMEC; Full Member of the Fiscal Council of Indústrias Romi S.A.; Full Member of the Audit Committee of DATAPREV S.A.; Alternate Member of the Fiscal Council of Ser Educacional, Rumo S.A. and SANEPAR S.A.; Alternate Member of the Board of Directors of Mahle Metal Leve S.A.; Member of the Board of Directors and Coordinator of the Audit Committee of Companhia Energética de Brasília S.A.

Previous positions: Member of the Fiscal Council of Petróleo Brasileiro S.A.; Member of the Board of Directors of Paranapanema S.A.; Effective Member of the Fiscal Council of Bradespar S.A.; Alternate Member of the National Financial System Resources Council; and Alternate Member of the Fiscal Council of Mills S.A.

•	Paulo Roberto Simões da Cunha – Independent Director:

Date of Birth: May 27, 1950.

Summary of Professional Experience: He joined the Central Bank of Brazil in 1976, in the Division of Supervision and, in 1988, he was promoted to Head of Division, where he was responsible for the oversight of financial institutions in São Paulo, until 1998. Since February 2014, he has been a Member of our Audit Committee, having exercised the same role in the period between April 2004 and June 2009. In January 2021, he was elected a member of the Board of Directors.

Graduation: Accounting Sciences and Business Administration from the Faculdade de Ciências Econômicas de São Paulo – FACESP.

Other Qualifications: Specialization in Finance from Fundação Getulio Vargas; Audit from the University of São Paulo/FIPECAFI; Economics with Theory and Operation of a Modern National Economy from George Washington University in Washington-DC, USA; Member of the Fiscal Council Certified by the Brazilian Institute of Corporate Governance – IBGC.

Previous positions: Member of the Audit Committee of B3 S.A. – Brasil, Bolsa, Balcão; President of the Fiscal Council of Mahle Metal Leve S.A.; Chairman of the Audit Committee of DEDIC (Portugal Telecom); Member of the Audit Committee of Zamprogna Indústria Metalúrgica; Member of the Audit Committee and Financial Specialist of Banco Santander (Brasil) S.A.; Member of the Commission on Corporate Governance in Financial Institutions of IBGC; Partner at KPMG Auditores Independentes from 1998 until 2004, area of Financial Services.

➢	Members of the Diretoria Executiva:

•	Octavio de Lazari Junior – Chief Executive Officer:

Date of Birth: July 18, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Deputy Executive Officer, in January 2012 and Managing Officer in February 2015 and Executive Vice-President in May 2017. In March 2018, he was promoted to Chief Executive Officer, the position he currently holds.

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, SP.

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

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A., Alternate Member of the Board of Directors of Fleury S.A.; Member of Núcleo de Altos Temas (NAT); Member of Managing Board and Consulting Committee of Federação Brasileira de Bancos – FEBRABAN; Full Member of the Consulting Board of Odontoprev; Chief Executive Officer of Bradesco Leasing S.A. – Arrendamento Mercantil and Chief Executive Officer of NCF Participações S.A.

Previous positions: Chief Executive Officer of Banco Bradesco BBI S.A.; Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of Board of Directors of Câmara Interbancária de Pagamentos – CIP; Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Council of Representatives of the Confederação Nacional das Instituições Financeiras – CNF; Deputy Sector Officer of Real Estate Credit and Savings Commission and Vice-Chairman of the Committee on Governance of Portability of Loans of Federação Brasileira de Bancos – FEBRABAN; Member of Consulting Committee of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Alternate Officer of Unión Interamericana para la Vivienda – Uniapravi; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

171 Bradesco

6.A. Board of Directors and Board of Executive Officers

•	Marcelo de Araújo Noronha – Executive Vice-President:

Date of Birth: August 10, 1965.

Summary of Professional Experience: He started his career in 1985 at Banco Banorte, where he worked until 1996. He then worked as Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, where is Vice-President. He was elected Department Officer of Banco Bradesco S.A. in February 2004; Deputy Officer in December 2010 and Managing Officer in January 2012. In February 2015, he was elected Executive Vice-President, the position he currently holds.

Graduation: Degree in Administration from Universidade Federal de Pernambuco – UFPE.

Other Qualifications: Specialization in Finance from Instituto Brasileiro de Mercado de Capitais – IBMEC; AMP – Advanced Management Program at Instituto de Estudios Empresariales – IESE, Universidad de Navarra in Barcelona and Certified Member of the Board of Directors of the Instituto Brasileiro de Governança Corporativa – IBGC.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Elo Participações S.A.; Chairman of the Board of Directors of Alelo S.A., Elo Serviços S.A. and Livelo S.A.; Vice-Chairman of the Board of Directors of Cielo S.A. and Banco Digio S.A.; Vice-President of Banco Bradescard S.A.; General Officer of Banco Bradesco BBI S.A.; Member of the Board of Directors of BBD Participações S.A.; Vice-President of Bradesco Leasing S.A. – Arrendamento Mercantil; General Officer of Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações.

Previous positions: Chief Executive Officer of Associação Brasileira das Empresas de Cartões de Crédito e Serviços – ABECS and Member of the Council of Representatives (representing ABECS) of Confederação Nacional das Instituições Financeiras – CNF.

•	André Rodrigues Cano – Executive Vice-President:

Date of Birth: July 22, 1958.

Summary of Professional Experience: He joined Bradesco Organization in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010, Managing Officer in January 2012 and Executive Vice-President in January 2017.

Graduation: Degree in Business Administration from FMU – Faculdades Metropolitanas Unidas.

Other Qualifications: MBA – Controller from FIPECAFI – Institute of Accounting, Finance and Actuarial Research – FEA-USP; and the Advanced Management Program (AMP) – Harvard Business School in Boston, USA.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Chairman of the Board of Directors of 2b Capital S.A.; Vice-President of Kirton Bank S.A. –- Banco Múltiplo, Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BERJ S.A., Banco Losango S.A. – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., BBC Processadora S.A., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, NCF Participações S.A. and Tempo Serviços Ltda.; Managing Officer of Bradescard Elo Participações S.A.; Representative of Bradesco Group at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Member of the Board of Directors (Representing the Bradesco Organization) of CPM Holdings Limited and IT Partners Limited; Vice-President of Federação Brasileira de Bancos – FEBRABAN; Sitting Officer of the Confederação Nacional do Sistema Financeiro – CONSIF; Vice-President and Alternate Delegate at CONSIF at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima.

Previous positions: Vice-Chairman of the Board of Directors of Chain Serviços e Contact Center S.A.; Officer and Effective Member of the Board of Directors of TECBAN – Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; Executive Officer of ACREFI – Associação Nacional das Instituições de Crédito, Financiamento e Investimento; Vice-Chairman of the Curator Council of the National Quality Foundation – FNQ.

172 Form 20-F – December 2020

Form 20-F

•	Cassiano Ricardo Scarpelli – Executive Vice-President:

Date of Birth: July 28, 1968.

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

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: International Executive Program at Queen’s School of Business – Queen’s Executive Program, in Ontario, Canada.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; Vice-President of Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Losango S.A – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda., Bradesco Leasing S.A – Arrendamento Mercantil, Bradesco – Kirton Corretora de Câmbio S.A., NCF Participações S.A.; General Officer of Banco Bradesco BERJ S.A. and Kirton Bank S.A. – Banco Múltiplo; Managing Officer of Banco Bradesco Financiamentos S.A., Bradescard Elo Participações S.A. and NCD Participações Ltda., and Officer of Nova Cidade de Deus Participações S.A.

Previous positions: Member of the Board of Directors and of the Financial Risks Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Board of Regulation and Best Practices for Trading Financial Instruments of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Member of the Câmara Consultiva de Renda Fixa, Câmbio e Derivativos of B3 S.A. – Brazilian Exchange & OTC; Member of the Product and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC; Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A. and Latasa S.A.; Officer of Bradesco Saúde – Operadora de Planos S.A.; Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. – Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A. and Officer of BMC Asset Management – Distribuidora de Títulos e Valores Mobiliários Ltda. and of UGB Participações S.A.

•	Eurico Ramos Fabri – Executive Vice-President:

Date of Birth: September 29, 1972.

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

Graduation: Degree in Economic Sciences from Universidade Estadual de Campinas – UNICAMP.

Other Qualifications: Executive MBA in Finance from Instituto de Ensino e Pesquisa – Insper; Executive MBA in Finance at IBMEC Business School (1999); STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management; and Advanced Management Program from Harvard Business School, Boston, USA.

Current positions: He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Chairman of the Board of Directors of Gestora de Inteligência de Crédito S.A. and RCB Investimentos S.A.; Vice-President of Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Bradesco Leasing S.A – Arrendamento Mercantil, Bradesco – Kirton Corretora de Câmbio S.A., Kirton Bank S.A. – Banco Múltiplo and NCF Participações S.A.; General Officer of Banco Bradescard S.A., Banco Bradesco Financiamentos S.A., Banco Losango S.A – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda. and Bradescard Elo Participações S.A.; Managing Officer of NCD Participações Ltda.; Officer of Nova Cidade de Deus Participações S.A.

173 Bradesco

6.A. Board of Directors and Board of Executive Officers

Previous positions: Member of the Board of Directors of Cielo S.A., Alelo S.A. and Elo Participações S.A.; Alternate Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and Chain Serviços e Contact Center S.A.

•	Rogério Pedro Câmara – Executive Vice-President:

Date of Birth: October 5, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1983. In December 2008, he was promoted to the position of Executive Superintendent. In June 2011, he was elected Officer; in January 2012, Department Officer; in January 2017, Deputy Executive Officer, and in January 2019, he was promoted to Executive Managing Officer and, in March 2021, he was promoted to Executive Vice-President.

Graduation: Degree in Business Administration from Universidade Paulista – UNIP.

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

Current positions: Managing Officer of BBC Processadora S.A. and ShopFácil Soluções em Comércio Eletrônico S.A.; Member of the Board of Trustees of Fundação Bradesco; Alternate Member of the Board of Directors of the Interbank Payment Chamber – CIP and Officer of Scopus Desenvolvimento de Sistemas Ltda.

Previous positions: Alternate Member of the Board of Directors of Aquarius Participações S.A. and Chain Serviços e Contact Center S.A.; Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Officer of Scopus Industrial S.A. and Scopus Soluções em TI Ltda., Managing Officer of Banco Bradescard S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Kirton Bank S.A. – Banco Múltiplo.

•	Moacir Nachbar Junior – Executive Managing Officer:

Date of Birth: April 5, 1965.

Summary of Professional Experience: He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Officer in January 2012 and Executive Managing Officer in February 2015, the position he currently holds. In March 2018, he became responsible for Risk Management of Organization, being elected as Chief Risk Officer (CRO).

Graduation: Degree in Accounting from Faculdade Campos Salles.

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Management from Faculdade de Administração e Ciências Contábeis Campos Salles; MBA-Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of FEA-USP; and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, New Hampshire – USA;

Current positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Managing Board, Member of the Audit and Accounting Standards Committee and Member of the Capital Market Committee of Associação Brasileira das Companhias Abertas – ABRASCA; Member of the Board of Directors of CPM Holdings Limited and IT Partners Limited; Alternate Member of Advisory Board of the Fundo Garantidor de Créditos – FGC; Vice-Chairman of the Board of Directors of 2bCapital S.A.; Managing Officer of Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Losango S.A. – Banco Múltiplo, Bankpar Brasil Ltda., BBC Processadora S.A., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, Kirton Bank S.A. – Banco Múltiplo, Nova Marília Administração de Bens Móveis e Imóveis Ltda. and Tempo Serviços Ltda.; and Member of the Board of Directors of Banco Bradesco Europa.

Previous positions: Officer and Effective Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund; Member of Self-regulation Banking Council of FEBRABAN – Federação Brasileira de Bancos; an Alternate Member of the Board of Directors of BBC Processadora S.A., Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Full Member of the Board of Directors of Valepar S.A.; Alternate Member of the Board of Director; Member of the Compliance and Risk Committee of Vale S.A.; and Managing Officer of Bankpar Brasil Ltda.

174 Form 20-F – December 2020

Form 20-F

•	Walkiria Schirrmeister Marchetti – Executive Managing Officer:

Date of Birth: November 1, 1960.

Summary of Professional Experience: She joined Banco Bradesco S.A. in May 1981. In September 1998, she was promoted to the position of Executive Superintendent. In March 2007, she was elected Department Officer, in February 2015, Executive Deputy Officer, and in January 2017, Executive Managing Officer, the position she currently holds.

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

Current positions: Member of the Board of Trustees of Fundação Bradesco; Full Member of the Board of Directors of Tecban – Tecnologia Bancária – S.A.; Managing Officer of Banco Losango S.A. – Banco Múltiplo, Bradesco Leasing S.A. Arrendamento Mercantil and BBC Processadora S.A.

Previous positions: Effective Member of the Board of Directors of Aquarius Participações S.A. and Chain Serviços e Contact Center S.A.

•	Bruno D’Avila Melo Boetger – Executive Managing Officer:

Date of Birth: June 17, 1967.

Summary of Professional Experience: He started his career in 1990 at Citigroup where he held various positions in the investment bank in New York (USA) and in São Paulo. In April 2007, he joined Banco Bradesco BBI S.A. as Executive Superintendent and, in April 2008, he was elected Officer, and remained in the position until March 2012. In August 2011, he also began to work in Banco Bradesco S.A. as General Manager in the branch of New York (USA), remaining in the position until January 2014, and was elected Department Officer. In December 2017, he was elected Deputy Officer. In January 2019 he was promoted to Executive Managing Officer.

Graduation: Business Administration at Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – FGV/EAESP.

Other Qualifications: Master’s degree in Business Administration – Concentration in Finance from Cornell University – Johnson Graduate School of Management – Ithaca, New York; and Senior Executive Program – Strategy, Leadership and Transformation by London Business School – Education of Executives – London, England.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Vice-President of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited.

Previous positions: Managing Officer of Banco Bradesco Cartões S.A., Banco Losango S.A. – Banco Múltiplo and Bradesco-Kirton Corretora de Câmbio S.A.; Chief Executive Officer of Bradesco North America LLC and Bram US LLC (USA); Full Member of the International Business Sector Committee of Federação Brasileira de Banco – FEBRABAN; Manager of Bradesco Overseas Funchal – Consulting Services, Sociedade Unipessoal Ltda.; Officer of Banco Bradesco Argentina S.A.

•	Guilherme Muller Leal – Executive Managing Officer:

Date of Birth: November 12, 1967.

Summary of Professional Experience: He joined, in August 1999, Banco Bilbao Vizcaya Argentaria Brasil S.A., later denominated Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent, in February 2011, he was elected Officer, in January 2012, Department Officer, and in January 2017, Deputy Officer and in January 2019, promoted to Executive Managing Officer.

Graduation: Degree in Economics from Universidade Santa Úrsula – USU.

Other Qualifications: “Lato Sensu” postgraduate degree with specialization in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio; and Executive Development Program (Programa de Desenvolvimento de Executivos – PDE) from Fundação Dom Cabral, and the following international executive programs: Authentic Leadership Development and Behavioral Economics: Designing Strategic Solutions For Your Customer and Your Organization from Harvard Business School – Boston, Massachusetts – USA, Executive Education Program from New York Trend Consulting – NYTC – New York – USA, Wharton Advanced Management Program and Executive Negotiation Workshop: Bargaining for Advantage by University of Pennsylvania – The Wharton School – Philadelphia – Pennsylvania – USA and Leadership at the Peak Program from Center for Creative Leadership Staff and Leadership at the Peak Participants – Colorado Springs – USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco and Managing Officer of Ágora Investimentos S.A.

Previous positions: Managing Officer of Banco Bradesco Cartões S.A.; Managing Officer of Banco Bradesco BERJ S.A. and Bradesco Leasing S.A. - Arrendamento Mercantil.

175 Bradesco

6.A. Board of Directors and Board of Executive Officers

•	João Carlos Gomes da Silva – Executive Managing Officer:

Date of Birth: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981, and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer; in January 2012, Department Officer; in February 2017, Deputy Executive Officer and in January 2019, Executive Managing Officer.

Graduation: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

Other Qualifications: MBA in Business Management and Executive MBA in Distance-Learning Business Administration – Emphasis on Banking by the Fundação Getúlio Vargas (FGV); and AMP – Advanced Management Program from IESE Business School – University of Navarra, São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Full member of the Payroll Self-Regulation Governance Committee of Federação Brasileira de Bancos – FEBRABAN; Managing Officer of Banco Losango S.A. – Banco Múltiplo; and Managing Officer of Bradesco Administradora de Consórcio Ltda.

Previous positions: Member of the Management Committee for the Portability of Loans of FEBRABAN – Federação Brasileira de Bancos; Member of the Consulting Committee of the Commerce Association of São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Board of ABECIP – Brazilian Association of Real Estate Credit and Savings Entities; Alternate Member of the Board of Directors of CIP – Câmara Interbancária de Pagamentos; Vice-President and Full Member of Board of Directors of CIBRASEC – Companhia Brasileira de Securitização; Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP Castelo); Alternate Member of Managerial Council of Housing Guarantee Fund – CGFGH; Member of the Consulting Board of FIABCI/BRASIL – Brazilian National Chapter of the International Real Estate Federation; Secretary Officer of ABEL – Brazilian Leasing Companies Association; Vice-Chairman of the Managing Board of ACREFI; Associação Nacional das Instituições de Créditos, Financiamentos e Investimento; Sector Officer of the Banking Services Committee; Sector Officer of the Credit Products PJ (for corporate entities) Deputy Officer of the Executive Committee of Banking Products PF (for Individuals) of FEBRABAN – Federação Brasileira de Bancos; and Secretary Officer of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

•	Glaucimar Peticov – Executive Managing Officer:

Date of Birth: March 18, 1963.

Summary of Professional Experience: She began his career in August 1984, with Banco Econômico S.A., then with Banco Excel Econômico S.A., and then with Banco Bilbao Vizcaya Argentaria Brasil S.A., later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo. In September 2003, she was transferred to Banco Bradesco S.A., and in December 2009, promoted to the position of Executive Superintendent and, in June 2011, she was elected Department Officer, reporting to the Human Resource Department and to UNIBRAD – Universidade Corporativa Bradesco, in March 2018, she was elected Deputy Executive Officer and, in February 2020, she was elected Executive Managing Officer, the position he currently holds.

Graduation: Degree in Psychology from Universidade São Marcos.

Other Qualifications: “Lato Sensu” Postgraduate degree in Human Resource Management from Fundação Armando Álvares Penteado – CENAP; Specialization in Marketing – FGV (2006); Advanced Management, administered by Fundação Dom Cabral. International Executive Programs: Strategic Human Resource Planning, by University of Michigan Business School – Ann Arbor, Michigan, USA; Senior Executive Program, by Columbia Business School – New York, USA; Negotiation and Competitive Decision-Making, by Harvard Business School – Boston, USA; and Leadership at the Peak Program, by the Center for Creative Leadership – Colorado, USA.

Current Positions: Member of Board of Trustees of Fundação Bradesco; Chief Executive Officer of Associação Recreativa dos Funcionários da Atlântica-Bradesco – ARFAB and Clube Bradesco de Seguros; Member of the Banking Self-Regulatory Council of Federação Brasileira de Bancos – FEBRABAN; Member of the Consulting Board of Global Council of Corporate Universities (GlobalCCU).

Previous Positions: Officer of ADC Bradesco – Associação Desportista Classista; Secretary Officer of Union of the Credit, Financing and Investing Companies of the State of São Paulo (Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo – SINDICREFI); Secretary Officer of Federação Interestadual das Instituições de Crédito, Financiamento e Investimento – FENACREFI; Officer of Generation and Management of Knowledge and Content Officer of Associação Brasileira de Recursos Humanos – ABRH/Brazil; Member of the Deliberative Council of FEBRACORP Live University; Deputy Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

176 Form 20-F – December 2020

Form 20-F

•	José Ramos Rocha Neto – Executive Managing Officer:

Date of Birth: December 8, 1968.

Summary of Professional Experience: In May 2000, he joined Banco Bilbao Vizcaya Argentaria Brasil S.A., later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, where he also held the position of Executive Superintendent responsible for Trade Finance and Business Development. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Officer and in June 2011, Department Officer. In March 2018, he was elected Deputy Executive Officer, and in February 2020, he was elected Executive Managing Officer.

Graduation: Degree in Economics from Universidade Federal de Pernambuco – UFPE.

Other Qualifications: “Lato Sensu” postgraduate degree in Business Administration from CEAG – Fundação Getúlio Vargas – FGV – EAESP; and International Executive Programs at Wharton Business School, Harvard Business School, IESE Business School and Center for Creative Leadership and Executive Development Program at Fundação Dom Cabral, Stanford University School of Business and at Amana Key.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Body of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Chairman of the Distribution Forum of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Managing Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda., BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.; Deputy Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; Alternate Member of the Payroll Self-Regulation Governance Committee of Federação Brasileira de Bancos – FEBRABAN.

Previous Positions: President and Full Member of Comitê de Distribuição de Produtos no Varejo (Committee of Distribution of Products in Retail) of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Superintendent Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.; Officer of BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Officer of Kirton Gestão de Recursos Ltda. Member of the Plenary Board and Member of the Consulting Committee of the Associação Comercial de São Paulo – ACSP; Alternate Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; and Member of the Management Committee for the Portability of Loans of Federação Brasileira de Bancos – FEBRABAN.

•	Antonio José da Barbara – Deputy Executive Officer:

Date of Birth: December 21, 1968.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in June 1984. In May 2009, was elected Officer, responsible for the General Secretariat and, in December of the same year, became Department Officer. In January 2019, was promoted to Deputy Executive Officer.

Graduation: Degree in Administration from Centro Universitário Anhanguera de São Paulo (Ibero-Americano).

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Administration from Fundação Escola de Comércio Álvares Penteado – FECAP.

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

177 Bradesco

6.A. Board of Directors and Board of Executive Officers

•	Edson Marcelo Moreto – Deputy Executive Officer:

Date of Birth: January 16, 1970.

Summary of Professional Experience: He joined Banco Excel Econômico S.A. in October 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo. In September 2003 was transferred to Banco Bradesco S.A. as Loan Manager and, in August 2010, was promoted to Executive Superintendent. In March 2014 was elected Officer, in February 2015, Department Officer and, in January 2019, Deputy Executive Officer.

Graduation: Degree in Art Education from Faculdades Integradas Teresa D’Ávila – FATEA; and Electrical Engineering degree from the Universidade Santa Cecília – UNISANTA.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Managers of Bradescard Mexico, Sociedad de Responsabilidad Limitada; Member of the Board of Directors of Alelo S.A. (formerly Companhia Brasileira de Soluções e Serviços), Cielo S.A. and Livelo S.A.; Sector Officer of the Executive Committee of the Credit Environment of the Federação Brasileira de Bancos – FEBRABAN; Deputy Member of the Board of Executive Officers of Gestora de Inteligência de Crédito S.A. – QUOD; Member of the Board of Directors of RCB Investimentos S.A.

Previous Positions: Commercial Manager of Banco Safra S.A., from March to August 1996, and of Banco Nacional S.A., from 1985 to 1996, and Deputy Officer of Banco Bradesco Cartões S.A.; Member of the Loan Committee of Elo Serviços S.A.

•	José Sergio Bordin – Deputy Executive Officer:

Date of Birth: February 26, 1968.

Summary of Professional Experience: He joined Banco Excel Econômico S.A. in September 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Regional Officer, remaining in this position until January 2014, before being elected Managing Officer of Bradesco Capitalização S.A., and remaining in this position until January 2015, when he was elected General Officer of Bradesco Auto/RE Companhia de Seguros, the company he worked for until October 2017. From March to December 2017, held the position of General Officer of Bradesco Administradora de Consórcios Ltda., returning to Banco Bradesco S.A. in December 2017, as Department Officer. In January 2019, he was promoted to Deputy Executive Officer.

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco.

Previous Positions: General Officer of Atlântica Companhia de Seguros, Bradesco Administradora de Consórcios Ltda., Bradesco Seguros S.A., Bradseg Participações S.A., Bradseg Promotora de Vendas S.A., BSP Affinity Ltda., Ipê Holdings Ltda., Kirton Participações e Investimentos Ltda. and Kirton Seguros S.A.; Member of the Business Council of Insurance and Reinsurance of the Associação Comercial do Rio de Janeiro – ACRJ; Member of the National Council (representing Bradesco Administradora de Consórcios Ltda.) in Associação Brasileira de Administradoras de Consórcio – ABAC and Sindicato Nacional dos Administradores de Consórcio – SINAC; Vice-President of the Federação Nacional de Seguros Gerais – FenSeg.; and Officer of the Associação de Bancos no Estado do Rio de Janeiro – ABERJ, the Sindicato dos Bancos do Estado do Rio de Janeiro – SBERJ and the Federação Nacional de Capitalização – FenaCap.

178 Form 20-F – December 2020

Form 20-F

•	Leandro de Miranda Araujo – Deputy Executive Officer:

Date of Birth: December 11, 1971.

Summary of Professional Experience: In July 2011 he was hired by Banco Bradesco BBI S.A. as Executive Superintendent and in February 2015 he was elected Managing Officer. In January 2019, he joined Banco Bradesco S.A., being elected Deputy Executive Officer and taking the role of Investor Relations Officer.

Graduation: Degree in Law from Universidade do Estado do Rio de Janeiro – UERJ.

Other Qualifications: Executive MBA from Instituto Brasileiro de Mercado de Capitais – IBMEC; and MBA from the University of Michigan Business School – UMBS, USA.

Current Position: Member of the Board of Directors and Chief Executive Officer of 2bCapital; Deputy Officer and Investor Relations Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; Deputy Officer and Investor Relations Officer of NCF Participações S.A.

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

•	Roberto de Jesus Paris – Deputy Executive Officer:

Date of Birth: September 15, 1972.

Summary of Professional Experience: He began at Bradesco S.A. in January 1987. He was promoted to the position of Executive Superintendent in May 2007. In June 2011, he was elected Officer. In February 2015, Department Officer and in January 2019, Deputy Officer.

Graduation: Degree in Business Administration from Universidade Paulista – UNIP.

Other Qualifications: “Lato Sensu” Postgraduate Degree – Executive MBA in Finance, with focus on Market Finance, from Instituto de Ensino e Pesquisa – Insper; Executive Education Program from the Graduate School of Business – Columbia University, New York, USA.; and Chartered Financial Analyst Certification (CFA) by the CFA Institute, Virginia, USA.

Current Positions: Sector Officer of the Executive Committee of Treasury Operations of Federação Brasileira de Bancos – FEBRABAN; Member of the Board of Trustees – Fundação Bradesco; Chairman of the Board of Regulation and Best Practices for Trading and Bradesco Representative in Trading Forum of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; and External Member of Products and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC.

Previous Positions: Vice-President of the Treasury Affairs Committee of ANBIMA – Brazilian Financial and Capital Markets Association; Member of the Board of Directors and of the Pricing Committee of CETIP S.A. – Mercados Organizados.

•	Edilson Wiggers – Deputy Executive Officer:

Date of Birth: August 3, 1968.

Summary of Professional Experience: He started his career in November 1986 at Banco Econômico S.A., an institution acquired by Banco Excel Econômico S.A., and subsequently by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently called Banco Alvorada S.A., where he was appointed as Administrative Executive Superintendent of Branches. In September 2003 he was transferred to Banco Bradesco S.A., and in August 2010, he was elected as Officer and in June 2011, Department Officer and, since 2017, he has been the Officer Responsible for the Internal Audit/General Inspectorate of the Bradesco Organization, and in January 2021 he was promoted to Deputy Executive Officer and is responsible for the General Inspectorate Department.

Graduation: Incomplete university course, having attended the course of Accounting Sciences in FAFIMAN Faculties – Fundação Faculdade Filosofia Ciências e Letras de Mandaguari, PR and FARGS – Faculdades Rio Grandenses – Porto Alegre, RS.

Other Qualifications: Strategic Management of Operations for Products and Services, and Administration and Finance by the School from Business Administration of São Paulo of Fundação Getúlio Vargas – FGV/EAESP; Excellence in Leadership by Stanford University – Graduate School of Business, in a partnership with IEL – Instituto Euvaldo Lodi – RS; Advanced Management Program (AMP) by IESE Business School – University of Navarra, São Paulo, SP.

Current Position: Member of the Managing Board of Fundação Bradesco.

Previous Position: Member of the Audit Committee of Aquarius Participações S.A.

179 Bradesco

6.A. Board of Directors and Board of Executive Officers

•	Oswaldo Tadeu Fernandes – Deputy Executive Officer

Date of Birth: October 20, 1970

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in March 1985. In February 2008, he was promoted to Manager of the Department of General Accountancy and, in June 2011, Executive Superintendent, staying there until March 2012, when he began working at Banco Bradesco BBI S.A., and he was elected Officer in March 2014. Returning to Banco Bradesco S.A., he was elected Officer in March 2018. In January 2019, he was promoted to the position of Department Officer and, in March 2021, he was promoted to Deputy Executive Officer.

Graduation: Degree in Accounting from Faculdades Metropolitanas Unidas – FMU.

Other Qualifications: Postgraduate degree in Controllership from Fundação Armando Alvares Penteado – FAAP; Postgraduate degree in Financial Administration from Faculdade de Economia e Administração – FEA/USP and MBA – Controller from Universidade de São Paulo – USP.

Current Position: He is a Member of the Board of Trustees of Fundação Bradesco and a Member of the Board of Directors of RCB Investimentos S.A.

Previous Positions: Officer of Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Banco Bradesco BBI S.A. and Bradesco-Kirton Corretora de Câmbio S.A., and Alternate Member of the Fiscal Council of Iochpe-Maxion S.A. and Alpargatas S.A.

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Board of Executive Officers are established at the Shareholders’ Meetings. These bodies comprise our Executive Officers, Department Officers, Officers, Regional Officers and Officers of our subsidiaries for the ensuing year. In 2020, our shareholders set the global compensation for our Board of Directors and our Board of Executive Officers and our subsidiaries at R$871.6 million, and part of this refers to the social security contribution to the INSS.

In 2020, our Directors, our Board of Executive Officers and our subsidiaries received aggregate compensation of R$534.7 million for their services, and part of this refers to the social security contribution to the INSS. Regarding the Management’s compensation, part of it was paid as variable compensation. The current compensation policy mandates that 50.0% of the net variable compensation amount is intended for the acquisition of BBD Participações S.A. preferred shares (PNB BBD shares) and/or of preferred shares issued by Bradesco (PN Bradesco shares), which are saved and are unavailable (restricted shares) to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Board of Executive Officers and our subsidiaries have the right to participate in the same pension plans available to all our employees. In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for us. The composition of compensation and the post-employment benefit are based on management’s alignment with our short-, medium- and long-term results and risks, as well as them being justified as a means to retain knowledgeable and high-quality Managers among our staff members. In 2020, we contributed R$513.1 million to pension plans on behalf of our Directors, members of our Board of Executive Officers and of our subsidiaries.

As a result of the Covid-19 pandemic, the CMN, by means of the Resolution No. 4,820/20, vetoed the increase in fixed or variable compensation of our officers and directors until December 31, 2020. We emphasize that in December 2020 the restrictions were eased by Resolution No. 4,885/20, only for the fourth quarter of 2020 (4Q20).

180 Form 20-F – December 2020

Form 20-F

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the Annual Shareholders’ Meeting for a single two-year term of office and the directors may be re-elected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for two-year terms, which can also be extended for consecutive terms.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 24 Department Officers, 27 Officers and 16 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at our staff or one of the affiliates. Our Board of Directors may, waive the fulfillment of certain requirements for their appointment for up to 25.0% of the members of our Board of Executive Officers, as follows:

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

6.C.10 Fiscal Council

Under Brazilian law, corporations may have a “Conselho Fiscal”, or Fiscal Council, an independent corporate body with general monitoring and supervision powers and shall have from three to five effective members and their respective alternates – two of them are elected by minority shareholders.

. As from the Special Shareholders’ Meeting held in March 2015, our Bylaws require our Fiscal Council to be a permanent corporate body.

Currently, our Fiscal Council has five full members (Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes, Cristiana Pereira and Ivanyra Maura de Medeiros Correia) and five alternates members (João Batista de Moraes,João Carlos de Oliveira, Mario Luna, Eduardo Badyr Donni e Ava Cohn), all of whom were elected on March 10, 2021 and will take office after approval by the Central Bank of Brazil. The period of mandate is a one-year term and will expire in March 2022. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

•	supervise, through any of its members, the actions of our managers and to verify their fulfilment of their duties;
•	review and issue opinions regarding our financial statements prior to their disclosure, including the Notes to the financial statements, the independent auditor’s report and any management reports;
•	opine on any management proposals to be submitted to the shareholders’ meeting related to:
o	changes in our social capital;
o	issuance of subscription warrants;
o	investment plans and capital expenditure budgets;
o	distributions of dividends; and
o	transformation of our corporate form and corporate restructuring, such as takeovers, mergers and spin-offs.
•	inform our management of any error, fraud, or misdemeanor detected and suggest measures management should take in order to protect our main interests. If our management fails to take the measures required to protect the company’s interests, they are required to inform the shareholders’ meeting of these facts; and

181 Bradesco

6.C. Board Practices

•	call shareholders’ meetings if management delays the shareholders’ meeting for more than one month and call special shareholders’ meetings in case of material or important matters.

6.C.20 Board Advisory Committees

We also have seven committees that are subordinate to the Board of Executive Officers, the statutory one being the Audit and Compensation committee and the non-statutory ones being the Integrity and Ethical Conduct, Risks, Integrated Risk Management and Capital Allocation, Sustainability and Diversity and of Succession and Nomination committeees. Various executive committees assist in the activities of the Board of Executive Officers (Diretoria Executiva), all regulated by their own charters.

6.C.30 Statutory Committees

6.C.30.01 Audit Committee

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, composed of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years. The former members of the Audit Committee may only rejoin the body, after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

The current members of the Audit Committee are Alexandre da Silva Glüher (coordinator), Amaro Luiz de Oliveira Gomes (financial expert), Paulo Ricardo Satyro Bianchini and José Luis Elias, members with no specific designation. Alexandre da Silva Glüher is also a member of the Board of Directors.

Our Audit Committee is in charge of approving the engagement of our independent auditors for audit and/or non-audit services provided to our subsidiaries and to us.

The responsibilities of the Audit Committee include:

•	establishing its own rules of operation;
•	recommending to the Board of Directors the outside firm which should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;
•	previously analyzing and authorize hiring, in exceptional cases, our independent auditor for services other than auditing financial statements, from the point of view of compliance with rules on independent status;
•	reviewing financial statements prior to their disclosure, including the notes to the financial statements, the independent auditor’s report and management reports;
•	establishing and disclosing procedures for responding to any reports or allegations of a failure to comply with applicable legal requirements or internal codes and regulations, including procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;
•	evaluating the effectiveness of the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes;
•	meeting with our senior management and both the independent and the internal auditors at least quarterly;
•	assessing our senior management’s responsiveness to any recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;

182 Form 20-F – December 2020

Form 20-F

•	advising our Board of Directors regarding any conflicts between the independent auditors and the Board of Executive Officers;
•	recommending to our senior management, the correction or improvement of policies, practices and procedures identified when performing their activities;
•	following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings;
•	to approve the instruments under management of the Internal Audit, such as the Charter, Work Plan and Annual Report, for later submission to the Board of Directors;
•	to meet with the Fiscal Council and Board of Directors, at their request or of the Audit Committee itself due to a material fact, to discuss the policies, practices and procedures identified in the framework of their respective competences; and
•	to interact with the Risk Committee to exchange information related to the structure of risk governance and for the effective treatment of risks to which the institution is exposed.

6.C.30.02 Remuneration Committee

The Remuneration Committee has three to seven members, all of whom are members of our Board of Directors with terms of office of two years, and according to the provisions set forth in CMN Resolution No. 3,921/10, should have at least one non-management member. Members are appointed by and may be replaced by the Board of Directors. The Remuneration Committee shall advise the Board of Directors in the coordination of the management compensation policy, in accordance with the Policies and Internal Rules governing the matter, in addition to the regulations and applicable laws.

This Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

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

6.C.40.02 Integrated Risk Management and Capital Allocation Committee – COGIRAC

The Integrated Risk Management and Capital Allocation Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. This Committee shall advise the Board of Directors in the performance of its duties in the management and control of risks and capital in the sense of the economic-financial consolidated, as well as to ensure within the Organization the support to the processes and compliance related to Corporate Security and the compliance of processes and procedures related to the prevention and fight against money laundering and funding of terrorism with the applicable laws and regulations.

183 Bradesco

6.C. Board Practices

6.C.40.03 Sustainability and Diversity Committee

The Sustainability and Diversity Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. The Committee’s purpose is to advise the Board of Directors in the performance of its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of socio-environmental responsibility.

This Committee meets at least quarterly and is also responsible for mapping strategies and monitoring the performance of sustainability in the Organization. It is responsible for overseeing the implementation of the Climate Strategy of Bradesco, in line with the risk appetite approved by the Board. Quarterly, it approves and revises strategic goals and targets.

6.C.40.04 Nomination and Succession Committee

Made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its Coordinator. The purpose of the Committee is to advise the Board of Directors and in the process of nomination of Qualified Employees, within the scope of our Organization.

In December 2020, the CMN edited Resolution No. 4,878/20, which provisions on the succession policy of managers of institutions authorized to operate by the Central Bank of Brazil (with the exception of the microentrepreneur loan companies and to small business corporations, direct loan companies, loan companies among people, of institutions authorized to operate by the Central Bank of Brazil in extra-judicial liquidation and the managers of consortium and to payment institutions, which must follow the rules edited by the Central Bank of Brazil in the exercise of their legal competence). Thus, the institutions authorized to operate by the Central Bank of Brazil should implement and maintain a succession policy of managers to apply for senior management positions of the institution, which must be compatible with the nature, size, complexity, structure, risk profile and business model of the institution, in order to ensure that the occupants of senior management have the competencies necessary for the performance of their duties.

The Board of Directors should approve, supervise and control the processes of succession of managers, and this policy should cover procedures for recruitment, retention, promotion, election of managers, formalized based on rules that govern the identification, assessment, training and selection of candidates for the positions of senior management. The succession policy of managers shall be subject to review every five years at least and keep its documentation at the disposal of the Central Bank of Brazil also for a term of five years.

6.C.40.05 Risks Committee

Composed by at least three and at most five members, all formally appointed and dismissed by the Board of Directors, including its Coordinator. The purpose of the Committee is to advise the Board of Directors in the performance of its duties related to risk and capital management.

6.C.50 Ombudsman

At the Special Shareholders’ Meeting held in August 2007, our shareholders formalized the creation of the Ombudsman. Previously we had an informal Ombudsman. The Ombudsman, a role directly connected to the Presidency of the Institution, works on behalf of all our institutions, authorized to operate by the Central Bank of Brazil. There is one Ombudsman, with a two-year term. The Ombudsman is appointed and may be dismissed by the Board of Directors, whose purpose is to do the governance of all complaints of our institutions.

The Ombudsman is responsible for:

•	representing the customer impartially, transforming the complaint into an experience that strengthens the relationship with customers of our Organization, and boosting continuous improvements;

184 Form 20-F – December 2020

Form 20-F

•	checking strict compliance with legal and regulatory rules related to consumer’s rights and acting as a communication channel among us and our institutions authorized to operate by the Central Bank of Brazil, and our customers and users of its products and services, including mediating conflicts;
•	receiving, registering, instructing, analyzing and formally and properly dealing with complaints from customers and users of products and services of the abovementioned institutions, not resolved by the usual services offered by the branches or by any other service station;
•	giving necessary clarifications and replying to claimants regarding the status of complaints and the solutions offered;
•	to ensure the satisfaction of the customer that complains, by providing ethical, transparent, responsible, diligent and fair services, according to the guidelines of the Institutional Policy of Customer and User Relationship;
•	informing claimants of the waiting time for a final answer, which should not exceed ten business days, and may be extended, exceptionally and in a justified manner, only once, for an equal period limiting the number of extensions to 10.0% of total claims in the month, and the claimant must be informed of the reasons for the extension;
•	sending a conclusive answer to the claimant’s demand until expiration of the above waiting time;
•	proposing to the Board of Directors strategies to expand the relationship with customers and users, investment in corrective or improvement measures to procedures banking processes, routines and products and services, based on the analysis of the complaints received; and
•	preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, at the end of each semester, a qualitative report regarding the Ombudsman’s performance, comprising the proposals addressed in the prior item, if any.

According to our Bylaws and in order to comply with the rules of the Central Bank of Brazil, in March 2018, Nairo José Martinelli Vidal Júnior was appointed by the Board of Directors as an Ombudsman. In the Special Meeting of the Board of Directors which took place on March 11, 2020, its mandate was renewed until the first meeting of this body to be held after the Annual Shareholders’ Meeting of 2022.

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

6.C.70 Audit and General Inspectorate

The Department of Audit and General Inspectorate, our Internal Audit area, is directly subordinated to the Board of Directors and independently assesses business and information technology processes, contributing to the mitigation of risks, the sufficiency and effectiveness of internal controls, and compliance with internal and external policies, rules, standards, procedures, and regulations. The methodology and execution of the work are certified by the Brazilian Institute of Independent Auditors, which takes into account the technical recommendations of the Institute of Internal Auditors (IIA) in its assumptions.

6.D. Employees

As of December 31, 2020, we had 89,575 employees, of which 78,613 were employed by us and 10,962 were employed by our affiliate companies, compared to 97,329 employees as of December 31, 2019.

185 Bradesco

6.D. Employees

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,	2020	2019	2018
Total number of employees	89,575	97,329	98,605
Number by category of activity
Bradesco	87.8%	88.6%	87.1%
Insurance activities	7.2%	6.9%	6.8%
Pension plan activity	0.6%	0.6%	0.6%
Other categories	4.4%	3.9%	5.5%
Number by geographic location
Cidade de Deus, Osasco	10.4%	11.3%	10.8%
Alphaville, Barueri	4.4%	4.3%	4.1%
São Paulo	16.7%	15.9%	15.8%
Other locations in Brazil	68.1%	68.4%	69.0%
International	0.3%	0.3%	0.3%

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day work week.

December 31,	2020	2019	2018
% of employee
Part-time work	21.0%	23.0%	24.0%
Full-time work	79.0%	77.0%	76.0%

Throughout 2020, about 94% of the administrative areas staff, and at least 30% of the branch network, worked remotely or in a relay system.

We generally hire our employees at entry level. We value individual development, resulting in professional growth, which allows high levels of attraction and retention of talents.

We actively participate in actions and events with student organizations. In recent years, we have attracted more than 400,000 professionals interested in working for us.

In 2020, even during the pandemic, we did not stop. We promoted more than 90 events with the theme of attraction and career, and had more than 130,000 participants.

We revamped the area “work with us” of our online page, and since its relaunch, we have computed more than 154,000 registered CVs.

Currently, we have one of the lowest rates of turnover in our industry, corresponding to 11.6% in 2020.

We are recognized in various rankings of attraction and career, like the survey Career of People’s Dreams, by Cia de Talentos and the survey Most Attractive Employers of Brazil, by Universum. We are satisfied with the recognitions achieved and continue working for continuous improvement.

We have a framework that represents the heterogeneity of the Brazilian population, an indispensable tool for excellence in service and innovation characteristic of the Bradesco Organization. At the end of the period, throughout Brazil and at any hierarchical level, 50.6% of our workforce was made up of women, 26.6% were of African descent.

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2020, 46.4% of our employees were associated with one of the labor unions that represent the Organization’s employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships.

We offer our employees benefits which include our health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and life and accident insurance with varying coverages. Reinforcing this aspect, we rely on the well-being program Viva Bem (Living Well), addressing the theme of health, with a focus on prevention of diseases and the promotion of healthy habits, attitudes and behaviors.

186 Form 20-F – December 2020

Form 20-F

In accordance with the collective convention of labor, we offer to our employees a profit-sharing program and the Outstanding Performance Award (PDE), designed for employees who work in the commercial structure of the Branch Network and who have exceeded the performance ordinarily expected.

Through Universidade Corporativa Bradesco – UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees. In 2020, R$86.9 million was invested in education.

In 2020, Unibrad recorded approximately 2.0 million participations in its various programs and learning solutions, demonstrating the interest and importance of distance learning courses, especially during the pandemic.

In this period, more than 50 learning courses were adapted to online/virtual courses. Our employees were able to learn with more than 2 thousand learning solutions available on the Integra RH platform. Among the themes are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines; with an average of 29 hours of training invested per employee.

6.E. Share Ownership

As of March 10, 2021, the members of our Board of Directors and Board of Executive Officers indirectly held 2.7% of our voting capital and 1.4% of our total share capital through a company called BBD Participações S.A., or BBD. In addition, some of our directors and executive officers directly hold shares of our share capital. However, as of March 10, 2021, none of our directors and executive officers individually owned, directly or indirectly, more than 1.0% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 10, 2021, our share capital was composed of 4,427,799,316 common shares and 4,407,727,569 preferred shares, with no par value.

For information on shareholders’ rights and our dividend distributions, see “Item 8.A. Consolidated Statements and Other Financial Information – 8.A.30 Policy on dividend distributions” and “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”.

The following chart illustrates our capital ownership structure as of March 10, 2021:

187 Bradesco

7.A. Major Shareholders

BBD PART S.A. (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
47.93% COMMON
47.93% TOTAL
AGUIAR FAMILY
16.63% COMMON
16.63% TOTAL
CIDADE DE DEUS
35.44% COMMON
35.44% TOTAL
45.64% COMMON
0.02% PREFERRED
22.88% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
MARKET
NCF
0.15% COMMON
0.08% TOTAL
28.86% COMMON
97.73% PREFERRED
63.22% TOTAL
8.43% COMMON
2.25% PREFERRED
5.35% TOTAL
17.07% COMMON
8.55% TOTAL
BRADESCO

The following table shows the direct ownership of our outstanding common and preferred shares as of March 10, 2021, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

188 Form 20-F – December 2020

Form 20-F

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	2,020,842,964	45.64%	1,067,881	0.02%	2,021,910,845	22.88%
Fundação Bradesco(1)	755,761,681	17.07%	-	-	755,761,681	8.55%
NCF Participações	373,463,490	8.43%	98,987,578	2.25%	472,451,068	5.35%
Subtotal	3,150,068,135	71.14%	100,055,459	2.27%	3,250,123,594	36.78%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Gluher	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Samuel Monteiro dos Santos Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Walter Luis Bernardes Albertoni	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Roberto Simões da Cunha	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	10,777,274	0.24%	20,110,495	0.46%	30,887,769	0.35%
Members of the Diretoria Executiva
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Rogério Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Joao Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Glaucimar Peticov	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Antonio José da Barbara	(*)	(*)	(*)	(*)	(*)	(*)
Edson Marcelo Moreto	(*)	(*)	(*)	(*)	(*)	(*)
José Sergio Bordin	(*)	(*)	(*)	(*)	(*)	(*)
Leandro de Miranda Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Edilson Wiggers	(*)	(*)	(*)	(*)	(*)	(*)
Oswaldo Tadeu Fernandes	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	100,174	0.00%	792,364	0.02%	892,538	0.01%
Subtotal	3,160,945,583	71.39%	120,958,318	2.74%	3,281,903,901	37.14%
Other	1,266,853,733	28.61%	4,286,769,251	97.26%	5,553,622,984	62.86%
Outstanding Shares	4,427,799,316	100.00%	4,407,727,569	100.00%	8,835,526,885	100.00%
Treasury shares	-	-	-	-	-	-
Total	4,427,799,316	100.00%	4,407,727,569	100.00%	8,835,526,885	100.00%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 42.0% of our common shares and 22.1% of our total shares.
(*) None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see "Item 6.E. Share Ownership".

The following is a description of our principal beneficial shareholders as of March 10, 2021. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

➢	Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding company, which we refer to as “Cidade de Deus Participações”. It directly holds 45.64% of our voting capital and 22.88% of our total capital. Its shareholders are: (i) Nova Cidade de Deus, with 47.93% of its common and total shares; (ii) Fundação Bradesco, with 35.44% of its common and total shares; and (iii) the Aguiar Family, with 16.63% of its common and total shares as of March 10, 2021. The company’s share capital is made up of common, nominative book-entry shares, with no par value.

➢	Nova Cidade de Deus Participações

Nova Cidade de Deus Participações is a holding company which we refer to as “Nova Cidade de Deus”. It holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of March 10, 2021, the company owned, through its participation in Cidade de Deus Participações, 23.48% of our common shares and 11.98% of our total shares.

189 Bradesco

7.A. Major Shareholders

The share capital of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

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

As of March 10, 2021, Fundação Bradesco owned 59.07% of our common shares, 2.04% of our preferred shares and 30.62% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus, NCD Participações and NCF.

Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the Board of Trustees of Fundação Bradesco, known as the Board of Trustees. They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco is one of the largest private socio-educational programs in Brazil, it is an innovative social investment initiative which reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated educational deprivation.

In 2020, a total of 46,321 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, the more than 41 thousand elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our “Escola Virtual” (Virtual School) e-learning portal’s distance learning programs (EaD), benefited more than 1.8 million students who completed at least one of more than 90 courses offered, and another 7,470 students were involved in projects and partnership initiatives such as our “Educate – Act” (Educa+Ação) Program as well as educational courses and talks on information technology.

Fundação Bradesco’s 2020 budget totaled R$680.3 million. Over the last 10 years, Fundação Bradesco has invested a total of R$7.6 billion (at current values) in the foundation.

➢	BBD

BBD indirectly owned 6.12% of our common shares and 3.12% of our total shares as of March 10, 2021, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well as our skilled employees, of Bradespar, or of our subsidiaries and national not-for-profit corporate entities or national companies controlled by them that have as managers only our employees and/or managers, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of the members of our Board of Directors and the Board of Executive Officers own shares in BBD.

➢	NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco.

190 Form 20-F – December 2020

Form 20-F

As of March 10, 2021, NCF directly held 8.43% of our common shares and 5.35% of our total shares.

➢	Market

Direct market holdings represented 28.56% of our voting capital as of March 31, 2021 and 96.64% of our preferred shares. Common and preferred shares held by the market accounted for 62.60% of our share capital.

As of March 31, 2021, 1,290 foreign investors with a stake in our share capital in the amount of: (i) 57.71% of preferred shares; and (ii) 11.45% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.01% of preferred shares and the ADRs (American Depositary Receipts) accounted for 19.48% of preferred shares and 0,02% of common shares.

7.B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are conducted on conditions and at rates consistent with those entered into with third parties:

December 31,	R$ in thousands
	2020	2019	2018
ASSETS
Loans and advances to banks	186,504	577,906	585,191
Securities and derivative financial instruments	712,258	308,570	35,282
Other assets	454,421	198,525	376,015
LIABILITIES
Deposits from customers	(2,951,628)	(5,712,955)	(4,119,070)
Funds from securities issued	(12,182,692)	(14,589,013)	(9,366,453)
Corporate and statutory obligations	(32,219)	(7,264)	(165)
Other liabilities	(12,022,547)	(11,890,139)	(11,648,216)
INCOME AND EXPENSES
Net interest income	(675,133)	(922,798)	(845,688)
Other income/expense	(1,397,288)	(1,213,903)	(1,945,206)

CMN Resolution No. 4,693/18 contains provision conditions and limits for the application of loans with related parties through financial institutions and through leasing companies, pursuant to Article 34 of Laws No. 4,595/64 and No. 7,492/86.

Under this resolution, the following are considered related parties of an institution:

•	its controllers (individuals or corporate entities), pursuant to Article 116 of Law No. 6,404/76, as well as their spouses, partners and blood relatives up to the second degree;
•	officers and members of statutory or contractual bodies, as well as their spouses, partners and blood relatives up to the second degree;
•	individuals with qualified equity interest; and
•	corporate entities with qualified equity interest (equivalent to 15% of the Capital): (i) in which they have a direct or indirect stake; (ii) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and (iii) that have an officer or member of the board of directors in common.

191 Bradesco

7.B. Related Party Transactions

7.B.10 Conditions for the execution of loans with related parties

The institutions can only perform loans with related parties under conditions compatible with the market, using the parameters adopted in loans of the same type for borrowers with the same profile and credit risk.

7.B.20 Limits to operate

The loans with related parties must not be higher than 10% of the value of the adjusted shareholders’ equity of the financial institution granting the loan, observing the following individual caps; (i) 1% for contracts with an individual; and (ii) 5% for contracts with a corporate entity.

The limits referred to in this article shall be established on the date of concession of the loan, based on the accounting document concerning the month preceding the base date of reference.

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

192 Form 20-F – December 2020

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

8.A.20 Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, which main matters refers to:

•	Labor matters: The labor matters in which we were involved during the year ended December 31, 2020 are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics and aren’t judged, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.

•	Tax-related matters: We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes which we are contesting; others stem from collections (notifications) of supervisory agencies of the Ministry of Finance and others aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 16, “Item 18. Financial Statements”, to our consolidated financial statements for a description of our most relevant tax claims.

193 Bradesco

8.A. Consolidated Statements and other Financial Information

•	Civil matters: We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – 3.D.20.06 – Compliance Risk – 3.D.20.06-08 The STF is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses”. Probable risk cases are all provisioned, and do not incur in a material adverse effect on our results of operations or financial position.

•	Other matters: We are currently not subject to any significant disputed processes with the Central Bank of Brazil, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory bodies.

As of December 31, 2020, we had a total provisioned amount – which we believe to be adequate to cover any potential exposure arising from the issues presented below – in the amount of R$24,254 million and whose allocation was:

•	37.5% in civil matters;
•	34.1% for risks related to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS; and
•	28.4% for labor claims.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to tax and social security matters, which totaled R$35,761 million (R$33,474 million – 2019), and R$7,222 million (R$6,272 million – 2019) for civil claims at December 31, 2020.

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

Our Bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Our shareholders have never allocated amounts to this reserve.

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

194 Form 20-F – December 2020

Form 20-F

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

Since 1970, we have been distributing dividends on a monthly basis. Today we maintain an automatic system for the monthly payment of interest on shareholders’ equity.

Consistent with Brazilian law, our Bylaws allow our Diretoria Executiva, upon approval by the Board of Directors, to make distributions in the form of interest on shareholders’ equity instead of dividends. Payments of interest on shareholders’ equity may be included as part of any mandatory dividends. Since July 1997, we have made monthly payments of interest on shareholders’ equity at an amount approved by our Board of Directors before the statement of dividends at the end of each fiscal year. The amounts paid as interest on shareholders’ equity, net of income tax, are discounted from the amount of dividends declared.

Pursuant to Brazilian law, a shareholder who does not receive a dividend payment may start a proceeding for the collection of these payments within three years following the dividends statement date. After this period, unclaimed dividends return to the company.

Our policy relating to dividend distributions and/or interest on shareholders’ equity is to maximize the amount of distributions, in accordance with our tax management strategy. For additional information, see “Item 5.A. Operating Income – 5.A.10 Overview – 5.A.10.04 Taxes”.

Due to the advancement of the Covid-19 pandemic and the uncertainty for the Brazilian economy, the CMN, by means of Resolution No. 4,820/20, as amended by Resolution No. 4,855/20, vetoed, for values related to 2020, the remuneration of own equity above (i) an amount equivalent to 30% of the net income adjusted in the terms of the Brazilian Corporate Law, or (ii) an amount equivalent to the mandatory minimum dividend established by the corporate legislation, whichever is greater. This prohibition was applied to payments relating to the 2020 fiscal year.

8.B. Significant Changes

See “Item 4.A. History and Development of the Company – 4.A.10. Acquisitions, divestments and other strategic alliances”.

195 Bradesco

ITEM 9. THE OFFER AND LISTING

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs are traded on the New York Stock Exchange (NYSE), under the symbols “BBD” (preferred share ADSs) and “BBDO” (common share ADSs).

Our preferred share ADSs were first listed on the NYSE in 2001. Each preferred share ADS corresponds to one preferred share.

An increase to our share capital by R$4,000,000 thousand was decided at the Special Shareholders’ Meeting held on March 10, 2021 increasing the share capital from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus of 10% in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,476/76, issuing 883,552,687 nominative-book entry shares, with no nominal value, whereby 442,779,931 are common and 440,772,756 are preferred shares, which will be attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type, the shareholders registered with us on the base date to be determined following approval by the Central Bank of Brazil.

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

In January 2012, the Central Bank of Brazil authorized our creation of an ADR program for our common shares in the USA market. As part of this authorization, and after the government had affirmed it as being in its interest, the Central Bank of Brazil increased the limit of foreign interest in our share capital from 14.0% to 30.0%. The increase in the limit of foreign interest in our common shares did not alter our ownership or control structure. In March 2012, our common share ADSs became listed on the NYSE under the symbol “BBDO”. Each common share ADS corresponds to one common share.

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares registered at the Stock Exchange of B3. Under Brazilian law, non-Brazilian holders of our shares may be subject to certain adverse tax consequences due to their ownership and any transfer of our shares. For further discussion of the restrictions on the transfer of our shares, see “Item 10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.07– Form and transfer” and “Item 10.D. Exchange Controls”.

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

196 Form 20-F – December 2020

Form 20-F

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

The holders of the preferred share ADSs and common share ADSs have the rights corresponding to the underlying shares, subject to the Deposit Agreements. The holders of the preferred share ADSs and common share ADSs are parties to the Deposit Agreements and therefore are bound to its terms and to the terms of the preferred share ADRs and common share ADRs that represent the preferred share ADSs and common share ADSs.

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

197 Bradesco

9.C. Markets

As of December 31, 2020, the aggregate market capitalization of the 349 companies listed on the B3, was equivalent to US$988.6 billion and the 10 largest companies listed on the B3 represented 45.8% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2020, we accounted for 4.4% of the market capitalization of all listed companies on the B3.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a non-Brazilian holder) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the CMN requirements.

In September 2014, the CMN issued Resolution No. 4,373/14, as amended, which improved the provisions for (i) foreign investments through a depositary receipt mechanism; and (ii) investments made by non-resident investors in the financial and capital markets in Brazil. The main changes were: (a) increasing the number of instruments that may be issued through depositary receipts; (b) making it possible for non-resident investors to invest in financial and capital markets without having previously entered into foreign exchange operations; (c) clarifying the criteria for simultaneous foreign exchange operations; and (d) increasing the responsibility of the non-resident investor’s representative.

See “Item 10.D. Exchange Controls” for further information about CMN Resolution No. 4,373/14, and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 4,373/14.

➢	Corporate governance practices of B3

In 2000, B3 introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado” with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called “Bovespa Mais” and “Bovespa Mais Nível 2”, specifically for small- and medium-sized enterprises. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders’ rights and increase the quality of the information made available to shareholders. Newly amended rules for “Levels 1 and 2 of Differentiated Corporate Governance Practices” came into effect in May 2011.

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

To become a “Level 2” company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all “Level 1” listing requirements; (ii) grant tag-along rights to all shareholders in case the company’s control is transferred, offering to common shareholders the same price paid per share for the controlling group of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3’s “Level 2” segment is in force; (iv) the Board of Directors made up of at least five members of which at least a minimum of 20.0% shall be independent members with a term of office limited to two years, and re-election is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the “Level 2” segment; and (vii) exclusively adopt the B3 “Arbitration Board” rules for resolving any conflicts between the company and its investors.

198 Form 20-F – December 2020

Form 20-F

To join B3’s “Novo Mercado” segment, an issuer must meet the “Novo Mercado” rules related to the governance structure and the shareholders’ rights: (i) the capital must be composed exclusively of common shares with voting rights; (ii) in the case of transfer of control, all shareholders have the right to sell their shares at the same price (tag along of 100%) attributed to the shares held by the controller; (iii) installing the area of Internal Audit, role of Compliance and Audit Committee (statutory or non-statutory); (iv) in the event of the company leaving the “Novo Mercado”, conducting a public offer for acquisition of shares (OPA) at fair value, in which, at least 1/3 of the holders of shares in circulation must accept the OPA or agree with the exit from the segment; (v) the board of directors has to include, at least, 2 or 20% of independent directors, whichever is higher, with a unified term of up to two years; (vi) the company undertakes to maintain at least 25% of the shares in circulation (free float), or 15%, in the event of ADTV (average daily trading volume) of more than R$25 million; (vii) structuring and dissemination of the evaluation process of the board of directors, of its committees and the board of executive officers; (viii) drafting and dissemination of policies (a) compensation; (b) nomination of members to the board of directors, its advisory committees and board of executive officers; (c) risk management; (d) transactions with related parties; and (e) trading of securities with minimum content (except for the compensation policy); (ix) simultaneous disclosure, in English and Portuguese, of relevant facts, information about earnings and press releases of income statements; and (x) monthly release of negotiations with securities issued by the company and shareholders.

In June 2001, we executed an agreement with B3 to list our shares in the “Level 1” segment, effective immediately after the disclosure of the offer’s opening date in Brazil. We agreed to comply with and continue to comply with all of the “Level 1” listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

199 Bradesco

ITEM 10. ADDITIONAL INFORMATION

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on our share capital, see Note 38 to our consolidated financial statements in “Item 18. Financial Statements”.

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

Our Bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Historically, our shareholders have not allocated amounts to this reserve.

200 Form 20-F – December 2020

Form 20-F

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

Between March and October 2013, the Central Bank of Brazil issued several rules related to the implementation of the Basel III Accord requirements in Brazilian banks. Pursuant to Resolution No. 4,193/13, Article 9, a financial institution in breach of the additional capital requirements will be subject to restrictions by the Central Bank of Brazil, including the distribution of dividends and payment of extraordinary amounts to the institution’s officers and executives. Such restriction can be applied proportionally to the difference between the required additional capital and the actual additional capital, as follows: (i) if the actual capital is less than 25.0% of the required capital, restriction of up to 100% on distributions; (ii) if the actual capital is 25.0% or higher and below 50.0% of the required capital, restriction of up to 80.0% on distributions; (iii) if the actual capital is 50.0% or higher and below 75.0% of the required capital, restriction of up to 60.0% on distributions; and (iv) if the actual capital is 75.0% or higher and below 100% of the required capital, restriction of up to 40.0% on distributions. We are currently in compliance with all capital requirements.

10.B.10.03 Shareholders’ meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at an Annual Shareholders’ Meeting.

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

201 Bradesco

10.B. Memorandum and Articles of Association

10.B.10.04 Voting rights

Each common share entitles its holder to the right of one vote at our shareholders’ meetings. Except as otherwise provided by law, the decisions of a shareholders’ meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them the right to appoint one member and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months either: (i) preferred shares representing the minimum of 10.0% of our share capital; or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their holdings to appoint one member and an alternate member to our Board of Directors. We highlight that, in our case, we have no alternate members for the Board of Directors.

The Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (for more than three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends is made.

10.B.10.05 Transfer of control

Our Bylaws do not contain any provision that would have the effect of delaying, deferring or preventing a change in our control or that would operate only with respect to a merger, acquisition or corporate restructuring involving ourselves or any of our subsidiaries. However, Brazilian banking regulations require that any transfer of control of a financial institution be previously approved by the Central Bank of Brazil.

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

In the event of our liquidation, our preferred shareholders would have priority over our common shareholders when returning capital. See “10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.03 – Liquidation” for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See “10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.02 – Right of withdrawal” for more information.

Brazilian law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

10.B.10.06 B3’s differentiated corporate governance practices

In 2001, we voluntarily adhered to B3’s “Level 1” Corporate Governance which establishes special requirements for the Company’s listing and rules for its managers and shareholders, including its controlling shareholders. Companies listed on “Level 1” must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by officers, executives and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25.0%.

202 Form 20-F – December 2020

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

The approval of holders of at least one-half of the issued common shares is required for the following actions:

•	reducing the mandatory distribution of dividends;
•	approving a takeover, merger or spin-off;
•	approving our participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships), as defined under the Brazilian Corporate Law;
•	changing our corporate purpose;
•	ceasing our state of liquidation; and
•	approving our dissolution.

Pursuant to Brazilian Corporate Law, holders of common shares, voting at a Shareholders’ Meeting, have the exclusive power to:

•	amend our Bylaws, including changes to the rights of the holders of the common shares;
•	elect or dismiss members of our Board of Directors;
•	receive the yearly accounts prepared by our management and accept or reject management’s financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;
•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our Bylaws;
•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of share capital; and
•	approve corporate restructurings, such as takeovers, mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

10.B.20.01 Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be granted at least a 30-day period following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

As described under “Regulations of and Restrictions on Foreign Investors”, under the Brazilian Constitution the increase of foreign investors’ participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. As part of this authorization, and after the government had affirmed it as being in its own interest, the Central Bank of Brazil increased the limit of foreign interest in our share capital from 14.0% to 30.0%.

203 Bradesco

10.B. Memorandum and Articles of Association

In the event of a capital increase maintaining the existing proportion between common and preferred shares, each shareholder shall have the right to subscribe to newly issued shares of the same class it currently holds. If the capital increase changes the proportion between common and preferred shares, shareholders shall have the right to subscribe newly issued shares of the same class they currently hold, only extending to shares of a different class so as to maintain the same proportion in the share capital as held prior to such increase. In any case, all new increases are subject to the foreign interest limit set forth by the Central Bank of Brazil, which means that holders of common shares could be prevented from exercising their preemptive rights in relation to newly issued common shares if the 30.0% limit is reached. Under Brazilian Corporate Law, shareholders are permitted to transfer or sell their preemptive rights.

You may not be able to exercise the preemptive rights relating to the shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details, see “Item 3.D. Risk Factors – 3.D.50 Risks relating to our shares, preferred share ADSs and common share ADSs”.

10.B.20.02 Right of withdrawal

Brazilian Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

•	by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a Shareholders’ Meeting resolves to:
o	create preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;
o	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;
o	create a new class of preferred shares with greater privileges than the existing class of preferred shares; or

•	by the dissenting or non-voting shareholders (including any holder of preferred shares) in the event that an annual shareholders’ meeting resolves to:
o	reduce the mandatory distribution of dividends;
o	change our corporate purpose;
o	transfer all of our shares to another company, making us a wholly owned subsidiary of such company, known as an “incorporação de ações”; or

•	by the dissenting or non-voting holder of common shares, in the event that a Shareholders’ Meeting resolves to:
o	acquire control of another company at a price exceeding certain limits set forth in Brazilian Law;
o	merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;

204 Form 20-F – December 2020

Form 20-F

o	participate in a “grupo de sociedades” as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or
o	spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

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

10.B.20.03 Liquidation

In the event of our liquidation, our preferred shareholders would be entitled to priority over common shareholders in the return of capital. The amount to which they would be entitled is based on the portion of the share capital represented by the preferred shares, adjusted from time to time to reflect any capital increases or reductions. After all our creditors had been paid, our residual assets would be used to return the amount of capital represented by the preferred shares to the preferred shareholders. Once the preferred shareholders had been fully reimbursed, the common shareholders would be reimbursed on the portion of the share capital represented by the common shares. All our shareholders would participate equally and ratably in any remaining residual assets.

10.B.20.04 Redemption

Our Bylaws provide that our shares are not redeemable. However, Brazilian Law authorizes us to redeem minority shareholders’ shares if, after a public tender offer for our delisting, our controlling shareholder increases to more than 95.0% its participation in our total share capital.

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

205 Bradesco

10.B. Memorandum and Articles of Association

10.B.20.07 Form and transfer

Our shares are registered in book-entry form and we perform all the services of safekeeping and transfer of shares. To make the transfer we make an entry in the register, debit the share account of the transferor and credit the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank of Brazil pursuant to a foreign investment mechanism regulated by the CMN Resolution No. 4,373/14 as described under “Item 10.D. Exchange Controls”, the foreign investor must declare the transfer in its electronic registration.

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

10.B.30 Brazilian rules related to information disclosure

In January 2002, through CVM Instruction No. 358/02, as amended, the CVM issued regulations regarding the disclosure of information to the market. These regulations include provisions which:

•	determine what information must be filed with the CVM in the form of a notice to the shareholders or a material fact (fato relevante). The material fact includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;
•	expand the list of events which may be considered material, including, among others:
o	execution of an agreement for the transfer of the shareholding control of the company, even under a suspensive or resolutive condition;
o	change in the control of the company, including through the signing, amendment or termination of the shareholders’ agreement;
o	the signature, amendment or termination of shareholders’ agreements to which the company is a party, or which have been registered in our records;
o	the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;
o	any authorization to trade our securities in any market, national or abroad;
o	a decision upon deregistration of a publicly held company;
o	the merger, consolidation or spin-off of a company or its affiliates;
o	change or dissolution of the company;
o	the change in the composition of a company’s share capital;
o	the change in accounting criteria;
o	the debt renegotiation;
o	approval of a stock option plan to purchase shares;
o	the change in rights and advantages attached to the securities of a company;
o	split or reverse split of shares or attribution of bonus;
o	the acquisition of a company’s shares to keep in treasury or cancellation, and their sale;
o	the company’s profit or loss and the allocation of its cash dividends;
o	the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public’s knowledge;
o	the approval, change or abandonment of a project or delay in its implementation;

206 Form 20-F – December 2020

Form 20-F

o	inception, resumption or stoppage of the manufacturing or commercialization of product or the provision of service;
o	discovery, change or development of technology or resources of the company;
o	change of projections disclosed by the company; and
o	agreement with creditors, request or confession of bankruptcy or filing of a legal action that might affect the economic and financial situation of the company.
•	extend, in the event our executive officer in charge of investor relations does not make required disclosure, the responsibility to make the required disclosure to our controlling shareholders, our management, the members of our Fiscal Council and to any member of a technical or consulting body created by our Bylaws;
•	extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our Bylaws and our employees in charge of the issues considered relevant matters;
•	forcing the Investor Relations Officer to provide clarifications on the disclosure of material act or fact by request of the CVM or the stock market, at any moment;
•	disclose the information contained in material facts in all markets where our securities are traded;
•	disclose any intention to delist the company within the period of one year if we acquire a controlling participation in a company that has its securities traded on a market;
•	fulfil disclosure requirements related to the acquisition and sale of relevant shareholder participations, or the acquisition and sale of our securities by our managing shareholders, members of our Fiscal Council or any member of a technical or consulting body created by our Bylaws; and
•	before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our Board of Directors, Fiscal Council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

In February 2014, the CVM provided publicly held companies with the option of disclosing material facts by way of a news portal on the internet, in addition to the disclosure carried out through large circulation newspapers (as previously made).

Under CVM rules, we are also required to disclose a series of additional details to the market if a shareholders’ meeting is called to decide on an absorption, merger, or split.

On April 27, 2017, the CMN issued the Resolution No. 4,567/17, replaced by Resolution No. 4,859/20, which entered into force on December 1, 2020, requiring that that financial institutions and other entities authorized to operate by the Central Bank of Brazil inform to the CMN any situation that may affect the reputation of its: (i) controllers and qualified shareholders; and (ii) members of statutory and contractual entities.

In accordance with the existing regulations, the Central Bank of Brazil considers the following situations to compromise the reputation of such people: (i) criminal proceedings or police inquiry to which people or any company are responding, in which they are or were, at the time of the facts, controllers or managers; (ii) administrative or judicial proceedings related to the SFN; and/or (iii) other situations, occurrences or similar circumstances that the Central Bank of Brazil may consider relevant.

According to this rule, the Brazilian financial institution has 10 working days from the date it becomes aware of the situation to communicate the fact to the Central Bank of Brazil.

207 Bradesco

10.B. Memorandum and Articles of Association

10.B.30.01 Disclosure of periodic information

In December 2009, the CVM issued Instruction No. 480/09, as amended, which addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a “Form 20-F”, providing several detailed aspects of the company’s operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management’s responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier. Instruction No. 480/09 is periodically changed by CVM.

In May 2020, the CMN amended Resolution No. 4,818/20, which entered into force on January 1, 2021, consolidating the general criteria to the preparation and disclosure of individual and consolidated financial statements by financial institutions.

10.B.30.02 Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its Board of Directors or, in its absence, by its Board of Executive Officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of RE. In February 2019, Central Bank of Brazil issued the Circular No. 3,930/19, which amends the current rules on the disclosure of such information to the public and provisions on the current standards on disclosure of Pilar 3 Report, which is available in our Investor Relations website. In December 2020, Circular No. 3,930/19 was replaced by BCB Resolution No. 54/20, which consolidated the rules provisioning the requirements of disclosure of prudential information by institutions of the National Financial System through the Pillar 3 Report. This resolution does not change the substance of the previous rule, and its edition is the result of the process of review and consolidation of the regulatory acts of the Central Bank of Brazil.

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

10.B.40 Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of preferred share ADSs, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the Central Bank of Brazil authorization for the ADR program for common shares in the U.S. market, foreigners can hold up to 30.0% of our total common shares.

The ability to convert dividend payments and proceeds from the sale of our shares or preemptive rights into foreign currency and to remit such amounts abroad from Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with CMN Resolution No. 4,373/14 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction. These rules are applicable both to common and preferred shares.

Our ADR program is duly registered with the Central Bank of Brazil.

Our Bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise related rights.

208 Form 20-F – December 2020

Form 20-F

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

Holders of our ADSs will receive notifications and voting instructions in relation to any meetings only if we authorize and direct the depositary bank to distribute such information to the holders. If we do not provide that authorization and direction to the depositary bank, holders of ADSs will not be able to vote at our meetings, or otherwise, unless they surrender their preferred share ADSs or common share ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement. If we authorize and direct the depositary bank to distribute voting instructions to our ADS holders, such holders may guide the depositary bank to vote in accordance with the number of shares represented by their ADSs. See “Item 3.D – Risk Factors – 3.D.50 Risks relating to our shares, preferred share ADSs and common share ADSs” – 3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; there are also practical limitations on any ability to vote we may give such holders”.

10.C. Material contracts

Not applicable.

10.D. Exchange controls

The Central Bank of Brazil may place temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends and on the repatriation of capital if there is a significant imbalance in Brazil’s balance of payments, or one is expected. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990, the government suspended all remittances abroad of dividends and invested capital. The Central Bank of Brazil subsequently released these amounts for remittance abroad in accordance with specific guidelines. The government may take similar measures in the future.

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified in terms of CMN Resolution No. 4,373/14. To qualify under this Resolution, a non-Brazilian holder must:

•	appoint a representative in Brazil with power to undertake acts relating to the investment;
•	register as a foreign investor with the CVM; and
•	register its investment with the Central Bank of Brazil.

See “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of tax benefits extended to non-Brazilian holders of securities who qualify under CMN Resolution No. 4,373/14, as amended.

CMN Resolution No. 4,373/14 stated that securities held by non-Brazilian holders should be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, under this resolution the securities trading is restricted to transactions on Brazilian stock exchanges or qualified over-the-counter markets. From CMN Resolution No. 4,852/20, which amended CMN Resolution No. 4,373/14, the CVM may waive the foreign investor physical person from the obligation of registering with the CVM. Also, individual non-resident investors are also exempted from the obligation of constituting a custodian authorized by the CVM, so that these investors can follow the same rules applicable to investors resident in respect of custody services.

209 Bradesco

10.D. Exchange controls

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

The registered capital for each share purchased in Brazil and deposited with the custodian is equal to its purchase price (informed in U.S. dollars). If an ADS holder chooses to cancel ADSs in exchange for the underlying shares, the investment in the shares may be registered with the Central Bank of Brazil. This registration is necessary for the holder to receive dividends or proceeds from the sale of the shares outside of Brazil.

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

Holders that do not comply with the rules previously described may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank of Brazil. Holders that do not comply with these rules may also be subject to monetary penalties.

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

Currently, there is no income tax treaty for double taxation between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian tax authority assures to residents in Brazil the right to deduct from income tax due the amount of tax levied on income that has already been paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be provided regarding the possibility of a treaty of this kind or how it will affect the U.S. holders of our shares or ADSs. Accordingly, prospective holders of our shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares or ADSs in their particular circumstances.

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

210 Form 20-F – December 2020

Form 20-F

Law No. 11,638/07 significantly changed the Brazilian Corporate Law, with the objective of more closely aligning BR GAAP with IFRS, producing effects from January 1, 2008, predicting that the new accounting rules could conflict with the provisions of the tax law, Law No. 11,941/09, the Transition Tax System (RTT) was instituted. In general, under the implementation of the RTT, the changes promoted by the IFRS to modify the criterion of recognition of revenues, costs and expenses, would have no tax effects.

In this sense, profits recorded in line with the rules laid down by Law No. 11,638/07 (IFRS Profits) may be different for profits calculated following the accounting methods and criteria in force on December 31, 2007 (2007 Profits).

Although market practice is for the distribution of dividends calculated using the IFRS Profits to be exempt from taxes, the Brazilian tax authorities, through Normative Instruction No. 1,397/13, understand that companies should consider the 2007 Profits as the basis for determining the amount of profit exempt from taxes that could be distributed to the beneficiaries.

Surplus paid on 2007 Profits (Surplus Dividends) should, in the opinion of the tax authorities and in the specific case of non-resident beneficiaries in Brazil, be subject to taxation as follows: (i) Withholding Income Tax at Source (IRRF) at a rate of 15.0% in the case of non-resident beneficiaries in Brazil, but which were not domiciled in a tax haven (as defined in the wording of same name in this item); or (ii) IRRF at a rate of 25.0% in the case of non-residents in Brazil, domiciled in the tax haven.

As a way to mitigate that issue, Law No. 12,973/14, in addition to revoking the RTT, made significant changes to federal tax law, including with relation to Excess Dividends. Following the changes introduced by Law No. 12,973/14, it was confirmed that Excess Dividends would be exempt with respect to profits made between 2008 and 2013. After 2015, this discussion is no longer relevant, as the differences relating to the previous accounting treatment have become irrelevant. Potential discussions remain, however, with regard to dividends paid from profits ascertained in the calendar year 2014, unless the company has voluntarily opted for the application of the provisions laid down in Law No. 12,973/14, since January 1, 2014.

10.E.10.02 Taxation of gains

In accordance with Law No. 10,833/03, the gains earned as a result of the divestiture of assets located in Brazil with investor non-resident in Brazil are subject to taxation in Brazil, regardless of the fact that the divestiture is performed to another non-resident or to a resident in Brazil.

In this sense, in the case of divestiture of our shares, which are regarded as Brazilian assets, the investor non-resident in Brazil shall be subject to income tax on the capital gain ascertained in accordance with the rules described in the following paragraphs, regardless of the operation being, or not, carried out in Brazil or abroad, or with a resident or non-resident in Brazil.

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

It is important to emphasize that, for purposes of the Brazilian legislation, the rules applicable to gains earned as a result of the divestiture of shares or ADSs may vary according to the domicile of the investor non-resident in Brazil, in accordance with the form through which he has recorded his investment before the Central Bank of Brazil and/or in accordance with the way that the divestiture is structured and performed.

The deposit of our shares in exchange for ADSs may necessitate taxation by income tax, in the event of any capital gain ascertained by an investor non-resident in Brazil. There may be a capital gain if the cost of acquisition of our shares is less than the average price. In this case, the difference between the average price of our shares and the corresponding acquisition cost, can be considered as capital gain. The withdrawal of ADSs in exchange for shares, should not, in principle, be understood as an operation liable to result in capital gain subject to income tax, provided that the regulatory rules in relation to the registration of the investment before the Central Bank of Brazil are appropriately observed.

211 Bradesco

10.E. Taxation

The gains earned in the divestiture of shares on the Brazilian stock exchange numeras are:

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

In the case in which the non-resident investor is subject to the payment of the IR (Income Tax) on the capital gain earned with the sale on the stock exchange, income tax withheld at source at the rate of 0.005%, on the value of the divestiture, will be applicable and may subsequently be compensated, with possible income tax on the capital gain.

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

Law No. 13,259/16, which introduced a regime based on the application of progressive tax rates for income tax on capital gains recognized by Brazilian individuals in the disposal of assets in general. In accordance with Law No. 13,259/16, in force as of January 1, 2017, income tax rates on capital gains recognized by Brazilian individuals, which are also applicable to foreign investors, would be: (i) 15.0% for the part of the gain that does not exceed R$5 million; (ii) 17.5% for the part of the gain that exceeds R$5 million, but does not exceed R$10 million; (iii) 20.0% for the part of the gain that exceeds R$10 million but does not exceed R$30 million; and (iv) 22.5% for the part of the gain that exceeds R$30 million.

In the event of redemption of shares or reduction of capital by a Brazilian company, the positive difference between the amount actually received by an investor non-resident in Brazil and the acquisition cost of the shares redeemed will be considered as capital gain resulting from an operation not made on the stock exchange, therefore, it will be subject to taxation by income tax at progressive rates varying between 15.0% and 22.5%, except for residents of locations considered as a tax haven, which, in this case, are subject to taxation by income tax at a rate of 25.0%.

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

10.E.10.03 Interest on shareholders’ equity (JCP)

The Brazilian legislation allows a Brazilian company, instead of distributing dividends, to perform a distribution of interest on shareholders’ equity to its own shareholders, treating such values as deductible in calculating the actual profit and in the calculation base of the Social Contribution. For taxation purposes, the interest on shareholders’ equity is limited to the daily variation pro rata of the Long-term Interest Rate (TJLP), as the subsequent determinations of the Central Bank of Brazil and may not exceed the value equivalent to:

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

212 Form 20-F – December 2020

Form 20-F

The values paid as JCP are subject to deduction in the calculation of the IRPJ and CSLL, which taxes are due on the profit, observing the limits detailed above.

10.E.10.04 Tax haven (JTF)

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

In December 2014, the Brazilian Federal Revenue Office (RFB) published the Decree No. 488/14, reducing the tax haven concept to localities that tax income at a maximum rate of less than 17.0% for countries or regimes in line with international fiscal transparency standards as established by Brazilian tax authorities. However, note that Decree No. 488/14 is not applicable to foreign investors whose investments in Brazil are in agreement with CMN Resolution No. 4,373/14.

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

10.E.10.06 Tax on the transaction with securities

In accordance with Decree No. 6,306/07, the tax on the transaction with securities may be charged on all transactions involving securities, even though the transactions are conducted on Brazilian stock exchanges. The tax rate on transactions with securities applicable to transactions involving our shares is currently 0%. In particular, the tax on the transaction with securities is also 0% due on the deposit of shares traded on Brazilian stock exchanges with the purpose of issuing certificates of deposit to be marketed abroad. The government can increase the tax rate on transactions with securities at any moment by up to 1.5% per day, but only with respect to future transactions.

213 Bradesco

10.E. Taxation

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

10.E.10.08 Registered capital

Amounts invested in securities by a holder not residing in Brazil who: (i) qualifies for benefits under CMN Resolution No. 4,373/14 and who registers with the CVM; or (ii) holds ADSs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank of Brazil. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

10.E.10.09 U.S. federal income tax considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of the shares and ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of the shares and ADSs. This summary applies only to purchasers of the shares and ADSs who will hold the shares and ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares by vote or value (taking into account shares held directly, through depositary arrangements or through attribution), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in the shares or ADSs on a mark-to-market basis, and persons holding the shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in the shares or ADSs.

In this discussion, references to a “U.S. holder” are to a holder of a share or ADS that: (i) is a citizen or resident of the United States; (ii) is a corporation organized under the laws of the United States of America, any state thereof or the District of Columbia; or (iii) is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares and ADSs.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors regarding the consequences of an investment in the shares or ADSs

The shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, holders of ADSs generally will be treated as owners of the shares represented by such ADSs.

214 Form 20-F – December 2020

Form 20-F

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of the shares or ADSs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and the shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of the average quarterly value of its assets produce or are held for the production of passive income. For this purpose, passive income generally includes, among other items, dividends, interest, gains from certain commodities transactions, certain rents, royalties and gains from the disposition of passive assets. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. We do not believe that we were a PFIC for our most recent taxable year and do not expect to be a PFIC for the current taxable year or in the foreseeable future, although there can be no assurance in this regard because our status as a PFIC depends, in part, on the application of complex U.S. federal income tax rules. A non-U.S. corporation is classified as a PFIC in any year in which it meets either the income or asset test discussed above, which depends on the actual financial results for each year in question. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

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

215 Bradesco

10.E. Taxation

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

216 Form 20-F – December 2020

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

10.I. Subsidiary Information

For information on subsidiaries, see “Item 4.C. Organizational Structure” and Note 2.a) to our consolidated financial statements in “Item 18. Financial Statements”.

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

We use stress methodologies such as sensitivity analysis, Economic Value of Equity (EVE), Net Interest Income (NII) and Value at Risk (VaR), among others, for evaluating our market risk.

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

217 Bradesco

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

These figures represent the impact for each scenario in a static portfolio position. Due to the market and portfolios dynamism, these positions change continuously and do not necessarily reflect the position shown here. In addition, the Bank has a process of ongoing management of the market risk, which seeks constantly, through the dynamism of the market, manners to mitigate the associated risks, according to the strategy defined by the senior management. Thus, in cases where there is evidence of deterioration of a certain position, proactive actions are taken to minimize the possible negative impacts, in order to maximize the risk/return ratio.

Risk Factor	Market as of December 31, 2020	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	5.18	5.23	6.47	7.77
1-year fixed rate in reais	2.86%	2.87%	3.57%	4.29%
Shocks were also applied to other risk factors and terms of the interest curves. It is important to note that, in the fourth quarter of 2020, the maximum depreciation of the real against the U.S. dollar was 12.36% (from R$5.759 as of October, 29, 2020 to R$5.047 as of December, 10, 2020 per U.S. dollar), which is below the 25% and 50% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2020	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(12,180)	(1,553,493)	(2,974,461)
Price Index	Exposure subject to the variation of price index coupon rates	(27,143)	(2,227,123)	(4,031,341)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(2,277)	(71,852)	(141,860)
Foreign currency	Exposure subject to foreign exchange variation	(2,202)	(65,746)	(131,493)
Variable income	Exposure subject to the variation of share prices	(43,353)	(1,083,824)	(2,167,648)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,339)	(14,019)	(27,608)
Other	Exposure not eligible in the previous definitions	(30)	(748)	(1,496)
Total not correlated		(88,524)	(5,016,805)	(9,475,907)
Total correlated		(73,350)	(4,168,903)	(7,883,903)
(1) Amounts net of tax effects.

Banking portfolio	On December 31, 2020	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(12,104)	(1,545,583)	(2,958,199)
Price index	Exposure subject to the variation of price index coupon rates	(25,812)	(2,198,921)	(3,973,902)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(2,276)	(71,874)	(141,902)
Foreign currency	Exposure subject to foreign exchange variation	(2,042)	(58,345)	(116,690)
Variable income	Exposure subject to the variation share prices	(43,689)	(1,092,218)	(2,184,436)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,321)	(6,266)	(12,528)
Other	Exposure not eligible in the previous definitions	(30)	(746)	(1,492)
Total not correlated		(87,274)	(4,973,953)	(9,389,149)
Total correlated		(71,535)	(4,113,453)	(7,771,883)
(1) Amounts net of tax effects.

218 Form 20-F – December 2020

Form 20-F

Trading Portfolio	On December 31, 2020	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(105)	(11,776)	(23,317)
Price index	Exposure subject to the variation of price index coupon rates	(1,788)	(41,702)	(84,093)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(32)	(3,256)	(6,485)
Foreign currency	Exposure subject to foreign exchange variation	(1,597)	(39,926)	(79,852)
Variable income	Exposure subject to the variation share prices	(354)	(8,856)	(17,712)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(167)	(11,955)	(23,430)
Other		-	(41)	(82)
Total not correlated		(4,043)	(117,512)	(234,971)
Total correlated		(2,647)	(73,605)	(147,689)
(1) Amounts net of tax effects.

➢	Value at Risk (VaR)

For the calculation of VaR, the Delta-Normal VaR methodology is adopted, with a 99.0% confidence level, and the time horizon applied includes the number of days required to undo the existing exposures. Additionally, for the measurement of all risk factors of the options portfolio, the historic simulation models and Delta-Gamma-Vega are applied, whichever is the most conservative of the two, whereby this risk of options is added to the VaR of the portfolio.

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

In 2020, the daily results, both hypothetical and effective point of view, exceeded the respective VaR with a confidence level of 99.0% five times. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), the deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model”, that is, the volatility was significantly higher than expected and/or the correlations differed from those forecast by the model.

In 2020, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$104.8 million and R$8.1 million, respectively, both in the first quarter. The tables below show the value at risk, according to the methodology of the VaR.

	2020 - R$ in thousands
	1st Quarter			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	11,331	2,448	34,637	31,172
Foreign exchange coupon	366	59	1,110	80
Foreign currency	2,787	499	6,934	615
Variable income	604	98	3,065	1,484
Sovereign risk	15,105	1,941	67,776	65,426
Other	3	2	10	8
Total VaR	29,673	8,140	104,811	91,976

219 Bradesco

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

	2020 - R$ in thousands
	2nd Quarter			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	26,688	3,554	55,465	3,708
Foreign exchange coupon	237	9	720	38
Foreign currency	1,394	201	4,323	1,077
Variable income	819	188	2,226	824
Sovereign risk	40,552	26,771	66,686	23,650
Other	4	1	8	1
Total VaR	63,476	27,926	94,324	29,259

	2020 - R$ in thousands
	3rd Quarter			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	7,025	2,378	17,661	13,568
Foreign exchange coupon	376	4	1,463	38
Foreign currency	4,031	35	9,802	1,106
Variable Income	2,109	152	6,634	571
Sovereign risk	20,535	14,024	26,027	20,294
Other	7	1	44	50
Total VaR	31,341	24,723	39,266	34,073

	2020 - R$ in thousands
	4th Quarter			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	14,664	6,456	23,519	6,435
Foreign exchange coupon	491	38	6,605	342
Foreign currency	3,358	319	57,946	4,704
Variable Income	2,908	496	11,899	2,422
Sovereign risk	13,533	7,483	24,052	7,477
Other	31	2	125	17
Total VaR	30,441	12,848	47,286	12,207

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2020:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Average
Up to R$20	28.5%	-	-	13.5%	8.1%
Over R$20 up to R$30	-	2.9%	34.3%	23.4%	13.1%
Over R$30 up to R$40	5.2%	10.9%	65.7%	19.6%	23.1%
Over R$40 up to R$50	-	3.4%	-	43.5%	10.0%
Over R$50	66.3%	82.8%	-	-	45.8%

220 Form 20-F – December 2020

Form 20-F

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

From January 1 to December 31, 2020, we received from our depositary bank the amount of US$12.3 million, as reimbursement or payment made in our favor.

221 Bradesco

PART II

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

➢	Disclosure controls and procedures

As of December 31, 2020, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and disclosure controls and procedures offer reasonable security, but not absolute in relation to its goals for the control and, therefore, may not prevent or detect errors or fraud completely.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of the SEC. Our internal control was designed to provide reasonable, but not absolute assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, according to IFRS as issued by the IASB. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

222 Form 20-F – December 2020

Form 20-F

Our management made an assessment of the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2020 based upon the 2013 framework Integrated Internal Control Structure established by the “Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that our internal controls related to the financial statements were effective in relation to the goals.

The effectiveness of our internal control over financial reporting, as of December 31, 2020, has been audited by KPMG Auditores Independentes, a PCAOB – registered independent public accounting firm, as stated in their report beginning on page F-3 of “Item 18. Financial Statements”.

➢	Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB – registered independent public accounting firm, dated April 29, 2021, on the effectiveness of the internal control over financial reporting as of December 31, 2020, see “Item 18. Financial Statements”, starting at page F-3.

➢	Changes in internal control over financial reporting

During the 2020 fiscal year, we continued to make revisions and improvements to certain controls over financial reporting related to the process for calculation of expected credit losses on financial assets measured at amortized cost. In addition, as a result of the Covid-19 pandemic, our management has revised some of its judgments and estimates in order to adapt the assumptions previously applied, as well as revised and adapted some business processes to the current scenario of our operations. These revisions required parameter changes to existing controls and additional control procedures.

Except for those improvements, there have been no changes in our internal control over financial reporting (as defined in Articles 13a-15(f) and 15d-15(f) under the “Securities Exchange Act of 1934” of the SEC), that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting that occurred during the year ended December 31, 2020.

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and designated Amaro Luiz de Oliveira Gomes as “Audit Committee financial expert”, within the meaning of Item 16.A, and as independent member. For more information regarding our Audit Committee, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees – Audit Committee”.

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

223 Bradesco

16.C. Principal Accountant Fees and Services

16.C. Principal Accountant Fees and Services

16.C.10 Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2020 and 2019:

Year ended December 31,	R$ in thousands
	2020	2019
Audit fees	43,882	42,040
Audit-related fees	924	1,060
Other fees	3,475	2,309
Total fees	48,281	45,409

The fees for the years 2020 and 2019 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS and BR GAAP, the annual financial statements of our investee companies, as well as performs the quarterly review of our interim financial statements.

Audit-related fees in the above table are fees billed by the independent accounting firm related to review of tax returns, actuarial audit and other related services.

Other fees in the above table are fees billed by the independent accounting firm related to procedures for issuance of due diligence, for assurance, technical consultancy and agreed upon procedures reports.

16.C.20 Audit Committee pre-approval policies and procedures

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Audit Committee, see “Item 6.C. Board Practices”.

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

224 Form 20-F – December 2020

Form 20-F

Pursuant to Central Bank of Brazil regulations, we have established a body denominated Audit Committee, which performs nearly all of the functions of an Audit Committee of a U.S. company. Of the four members of our Audit Committee, one member is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the Board of Directors. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of an audit committee of the Board of Directors of a U.S. company. Since our Audit Committee is not a committee of our Board of Directors, but a separate body, as required under Brazilian law, we believe that our Audit Committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, based on the exemption set forth in Exchange Act Rule 10A-3(c)(3) the Audit Committee is a separate body from our Board of Directors and in accordance with Central Bank of Brazil regulations, we believe that our Audit Committee is able to act independently in performing the responsibilities of an Audit Committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the “Profit Reserves – Statutory Reserve” account. This program authorizes the acquisition of up to 15,000,000 nominative book-keeping shares, with no par value, whereby 7,500,000 are common shares and 7,500,000 are preferred shares; and it is effective from December 28, 2020, until June 28, 2022.

In 2020, no class of shares were acquired to be held in treasury.

225 Bradesco

16.F. Change in Registrant’s Certifying Accountant

16.F. Change in Registrant’s Certifying Accountant

Not applicable.

16.G. Corporate Governance

In May 2006, our Board of Directors approved our “Corporate Governance Policy”, which is available on our Investor Relations website.

16.G.10 Comparison of our corporate governance practices with NYSE rules applicable to North American companies

Under the NYSE’s corporate governance rules approved by the SEC, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

•	SEC requirements concerning Audit Committee;
•	our Chief Executive Officer must promptly notify the SEC in writing as soon as an executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules; and
•	we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

Article	NYSE corporate governance rules for US issuers	Our corporate governance practices
303A.01	Independent directors must comprise a majority of the members of the Board of Directors of a listed company on NYSE.	Brazilian law provides that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. However, in the spirit of good corporate governance, our Board of Directors includes three independent directors.
303A.04	Listed companies must have a Nomination/ Corporate Governance Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have an Executive Committee of Corporate Governance subordinate to the Diretoria Executiva, and the Nomination and Succession Committee, which reports to the Board of Directors. Both committees are composed of members of our management, and have a charter that addresses its minimum requirements.

226 Form 20-F – December 2020

Form 20-F

303A.05	Listed companies must have a remuneration committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Remuneration Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a senior manager, each with a two-year term of office. The Committee’s primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our management, according to legislation in force. None of the members of the Remuneration Committee are independent directors. The Remuneration Committee has a written charter that states the responsibilities of the committee.
303A.06 303A.07

Listed companies must have an Audit Committee, composed of a minimum of three members who satisfy the requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank of Brazil regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to four members, each of whom serves for a term of two years, and is appointed by, and may be replaced by, the Board of Directors. We currently have four members on our Audit Committee, one of them is also a Director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. In these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank of Brazil regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees and 6.C.30 Statutory Committees”.

We also have a Fiscal Council, which currently has five members and five alternates. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see “Item 6.C. Board Practices – 6.C.10 Fiscal Council”.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any stock option compensation plans. We currently do not have any stock option based on a compensation plan.

227 Bradesco

16.G. Corporate Governance

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available on our Investor Relations website, in the corporate governance section.
303A.10	Listed companies must adopt and disclose a Code of Ethical Conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or officers.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-3 through F-162.

ITEM 19. EXHIBITS

Documents filed as exhibits to this Annual Report:

1.1 – Our amended and restated Bylaws.

228 Form 20-F – December 2020

Form 20-F

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

229 Bradesco

SIGNATURES

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

/s/ Octavio de Lazari Junior
Octavio de Lazari Junior Chief Executive Officer
/s/ André Rodrigues Cano
André Rodrigues Cano Chief Financial Officer

Date: April 30, 2021.

230 Form 20-F – December 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report	F-3
Consolidated Statements of Income	F-10
Consolidated Statements of Comprehensive Income	F-11
Consolidated Statements of Financial Position	F-12
Consolidated Statements of Changes in Equity	F-13-F-14
Consolidated Statements of Cash Flows	F-15-F-16

Notes to the Consolidated Financial Statements

F-2 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Banco Bradesco S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (the “Bank”) as of December 31, 2020 and 2019, the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes 2d viii, 3.2, 4, 21d, 23, 24 and 40, to the consolidated financial statements, the Bank has R$ 51,314,052 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2020. The Bank recognizes a lifetime ECL for those contracts that have experienced a significant increase in credit risk (SICR) since initial recognition or are credit impaired, and a 12-month ECL for all other contracts. The Bank calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) as well as estimates of the impact of projections of future economic conditions.

F-4 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

We identified the assessment of the ECL as a critical audit matter. The estimation of ECL involved significant measurement uncertainty, primarily as a result of the complexity of the models and the quantity and subjectivity of the assumptions. These included: the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the PDs, EADs and LGDs; the future macroeconomic scenarios; the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation. The measurement uncertainty was accentuated by the effects of the Covid-19 pandemic on the current economic scenario and its possible effects in the future.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for calculating the ECL. This included controls related to: (1) the development and approval of the ECL methodology; (2) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (3) the validation of models used to calculate the ECL; (4) the calculation of the ECL estimate; and (5) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis. We involved credit risk professionals with specialized skills and knowledge, who assisted in: (1) assessing the Bank’s ECL methodology for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); (2) testing the accuracy of the Bank’s PDs, EADs and LGDs using the Bank’s historical data and defined methodologies; (3) analyzing whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (4) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation. We compared the indices projected by the Bank in the future macroeconomic scenarios with independent third-party projections. For a selection of contracts with ECL calculated on an individual basis, we evaluated the ECL by assessing the expected cash flows and related collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of financial assets in stages 2 and 3.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits

As discussed in notes 2j, 4 and 36 to the consolidated financial statements, the Bank is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 8,271,112 thousand, R$ 9,092,421 thousand and R$ 6,890,498 thousand, respectively, as of December 31, 2020. The provisions for tax lawsuits include amounts relating to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank’s actions in the course of providing banking products and services, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, the Bank uses a model, based on historical data. The Bank segregates the lawsuits based on certain characteristics and uses the historical data to calculate the provision for each group of lawsuits.

Bradesco F-5

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits and for labor lawsuits as a critical audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by the Bank. In the case of the tax and civil lawsuits, those estimates, judgments and assumptions related to estimating the likelihood of loss and the amount of any such loss, and, in the case of labor lawsuits, they related to the segregations used in the model and the historical observation period.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (1) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (2) the development and approval of the models and assumptions used to measure the provision for labor liabilities. We obtained and read the letters received directly from the Bank’s external legal advisors for certain tax lawsuits, and the documentation prepared by the internal legal advisors for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters. We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank’s position and the supporting documentation. We also involved legal professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood of loss in certain specific civil lawsuits. For the labor lawsuits, we: (1) evaluated the length of the historical observation period used by the Bank by comparing it to the results of using alternative periods; (2) tested the accuracy of the segregations used in the model; and (3) tested the accuracy of the Bank’s model using the Bank’s historical data and defined methodologies. For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the year to the amounts provided for at the previous year end.

Assessment of the recoverability of deferred tax assets arising from carry-forward tax losses

As discussed in notes 2t, 4 and 16 to the consolidated financial statements, the Bank has R$ 68,515,007 thousand of deferred tax assets arising from carry-forward tax losses as of December 31, 2020. The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the carry-forward losses can be utilized. The Bank’s estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets arising from carry-forward tax losses.

F-6 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

We identified the assessment of the recoverability of deferred tax assets arising from carry-forward tax losses as a critical audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions. This subjectivity was accentuated by the uncertainty related to the possible future effects of the Covid-19 pandemic on the economic situation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in assessing the assumptions, including growth rates of the principal lines of business, interest rates and foreign exchange rates, underlying Bradesco’s estimate of future taxable profits, as well as the possible effects of the Covid-19 pandemic on the economic situation. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2020 made in the prior year with actual taxable profits in 2020, taking into account the impacts of Covid-19.

Bradesco F-7

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Evaluation of the impairment testing of goodwill and intangible assets

As discussed in notes 2g, 2i, 4 and 28 to the consolidated financial statements, the Bank has goodwill of R$ 7,093,544 thousand and other intangible assets with finite useful lives of R$ 3,631,848 thousand as of December 31, 2020. The Bank performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, the Bank estimates recoverable amounts of the relevant cash generating units based on the present value of future cash flows. In order to estimate future cash flows the Bank estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a critical audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used, which was accentuated by the uncertainty related to the possible future effects of the Covid-19 pandemic on the economic situation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of intangible assets, including controls related to: (1) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (2) the independent review of the calculation methodology to perform the impairment test. We involved corporate finance professionals with specialized skills and knowledge who assisted in: (1) evaluating the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources, including the possible impact of the Covid-19 pandemic on these assumptions; (2) evaluating the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities; (3) assessing the Bank’s ability to project cash flows by comparing the prior year’s projections for the year ended December 31, 2020, as subsequently adjusted by the Bank for the expected impacts of Covid-19, with actual cash flows in this year; and (4) testing the mathematical accuracy of certain steps of the present value calculations.

F-8 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Evaluation of the measurement of insurance and pension plan technical provisions

As discussed in notes 2l, 4 and 34 to the consolidated financial statements the Bank, has R$ 279,465,384 thousand of technical provisions related to insurance and pension plans as of December 31, 2020. The measurement of certain of these technical provisions and the performance of the liability adequacy tests involve actuarial techniques and methods that require judgment to determine methodologies and define assumptions including expected claim amounts, longevity, persistence, inflation of medical costs and discount rates.

We identified the evaluation of the insurance and pension plan technical provisions as a critical audit matter. The assumptions used in their measurement are subjective and this subjectivity was accentuated by the uncertainty related to the possible future effects of the Covid-19 pandemic on the economic situation. Minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities. Subjective auditor judgment and specialized actuarial skills and knowledge was required to assess the assumptions as well as the actuarial methodologies used.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the liability adequacy tests and the measurement of technical provisions. This included controls related to: (1) the development and approval of actuarial methodologies and assumptions in respect of expected claim amounts, longevity, persistence, inflation of medical costs and discount rates; and (2) the review and approval of the final calculations. We involved actuarial professionals with specialized skills and knowledge who assisted in: (1) evaluating the methodologies used in the measurement of certain technical provisions and the liability adequacy tests by comparing them to market practice; (2) assessing the assumptions related to expected claim amounts, longevity, persistence, inflation of medical costs and discount rates, by comparing them to the Bank’s historical experience and publicly available information, including the possible impact of the Covid-19 pandemic on these assumptions; (3) testing, through the use of a specialized software tool, the accuracy of certain technical provisions based on the Bank’s historical data, assumptions and methodologies; (4) developing, through the use of a specialized software tool, generally accepted actuarial techniques and independently sourced assumptions, an independent estimate of certain technical provisions; and (5) assessing the Bank’s ability to accurately project claims by comparing historical estimates of the last 3 years with subsequent payments made.

KPMG Auditores Independentes

We have served as the Bank’s auditor since 2011.

Osasco, São Paulo
April 29, 2021

Bradesco F-9

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2020	2019	2018
Interest and similar income		119,743,371	124,417,705	122,053,139
Interest and similar expenses		(48,575,687)	(58,617,986)	(55,244,669)
Net interest income	6	71,167,684	65,799,719	66,808,470
Fee and commission income	7	24,936,454	25,337,676	23,831,590
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(18,586,403)	(1,090,917)	(11,676,573)
Net gains/(losses) on financial assets at fair value through other comprehensive income	9	(1,716,879)	655,832	1,073,563
Net gains/(losses) on foreign currency transactions	10	(1,010,972)	323,774	1,096,826
Net profit from insurance and pension plans	11	7,578,707	8,254,939	7,656,872
- Insurance and pension income		68,410,501	71,191,410	66,270,095
- Insurance and pension expenses		(60,831,794)	(62,936,471)	(58,613,223)
Other operating income		(13,735,547)	8,143,628	(1,849,312)
Expected loss on loans and advances	23	(18,711,841)	(12,532,133)	(15,091,975)
Expected loss on other financial assets	21 and 24	(833,434)	(1,472,394)	(1,172,860)
Personnel expenses	12	(18,965,477)	(21,143,568)	(17,581,798)
Other administrative expenses	13	(15,484,126)	(16,489,578)	(16,873,962)
Accumulated depreciation and amortization	14	(5,921,030)	(5,865,768)	(4,808,255)
Other operating income/(expenses)	15	(18,822,246)	(29,597,586)	(15,500,258)
Other operating expense		(78,738,154)	(87,101,027)	(71,029,108)
Income before income taxes and share of profit of associates and joint ventures		3,630,437	12,179,996	17,761,640
Share of profit of associates and joint ventures	26	444,858	1,201,082	1,680,375
Income before income taxes and non-controlling interests		4,075,295	13,381,078	19,442,015
Income taxes	16	11,958,666	7,792,129	(2,693,576)
Net income for the year		16,033,961	21,173,207	16,748,439

Attributable to shareholders:
Shareholders of the parent		15,836,862	21,023,023	16,583,915
Non-controlling interest		197,099	150,184	164,524

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	17	1.71	2.27	1.79
– Earnings per preferred share	17	1.88	2.49	1.97

The Notes are an integral part of the Consolidated Financial Statements.

F-10 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	Note	R$ thousand
		Years ended December 31
		2020	2019	2018
Net income for the year		16,033,961	21,173,207	16,748,439

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		(1,529,928)	7,752,853	(473,594)
Gains/(losses) transferred to income	9	(1,720,958)	651,428	1,023,299
Tax effect		1,447,558	(3,609,375)	(209,359)

Unrealized gains/(losses) on hedge	20
Cash flow hedge		(335,620)	260,397	(96,760)
Hedge of investment abroad		(187,629)	(119,635)	(209,300)
Tax effect		235,462	(42,854)	122,424

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		235,863	73,867	113,198

Items that cannot be reclassified to the Consolidated Statement of Income
Gains/(losses) on equity instruments at fair value through other comprehensive income		3,573,603	1,482,384	(756,042)
Tax effect		(1,464,897)	(579,763)	302,417

Other		(21,593)	(204,538)	(92,764)

Total other comprehensive income		231,861	5,664,764	(276,481)
Total comprehensive income for the year		16,265,822	26,837,971	16,471,958

Attributable to shareholders:
Shareholders of the parent		16,068,723	26,687,787	16,307,434
Non-controlling interest		197,099	150,184	164,524

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F-11

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	On December 31
		2020	2019
Assets
Cash and balances with banks	18	107,602,594	109,610,999
Financial assets at fair value through profit or loss	19a	275,986,689	249,759,777
Financial assets at fair value through other comprehensive income	21	185,841,975	192,450,010
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	22	191,424,731	59,083,791
- Loans and advances to customers, net of provision for losses	23	473,637,358	423,528,716
- Securities, net of provision for losses	24	179,623,894	166,918,360
- Other financial assets	29	52,416,117	56,101,781
Non-current assets held for sale	25	1,202,488	1,357,026
Investments in associates and joint ventures	26	7,386,840	7,635,612
Premises and equipment, net	27	14,071,129	14,659,222
Intangible assets and goodwill, net	28	14,669,464	14,724,647
Taxes to be offset	16	15,330,420	15,685,801
Deferred income tax assets	16c	76,984,262	59,570,055
Other assets	29	8,475,829	7,441,888
Total assets		1,604,653,790	1,378,527,685

Liabilities
Liabilities at amortized cost
- Deposits from banks	30	267,280,167	227,819,611
- Deposits from customers	31	545,292,743	366,227,540
- Securities issued	32	144,903,825	170,727,564
- Subordinated debts	33	53,246,232	49,313,508
- Other financial liabilities	37	75,528,047	79,121,127
Financial liabilities at fair value through profit or loss	19c	18,697,682	14,244,083
Provision for Expected Credit Loss
- Loan Commitments	23	3,859,316	2,318,404
- Financial guarantees	23	2,318,930	1,970,321
Insurance technical provisions and pension plans	34	279,465,384	268,302,691
Other reserves	36	25,582,923	25,239,929
Current income tax liabilities		1,596,284	2,595,277
Deferred income tax assets	16c	1,249,650	1,080,603
Other liabilities	37	39,515,233	34,023,453
Total liabilities		1,458,536,416	1,242,984,111

Shareholders’ equity	38
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		58,985,029	51,986,423
Additional paid-in capital		70,496	70,496
Other comprehensive income		8,103,343	7,871,482
Retained earnings		(234,109)	475,606
Equity attributable to shareholders of the parent		145,620,218	135,099,466
Non-controlling interest		497,156	444,108
Total equity		146,117,374	135,543,574
Total equity and liabilities		1,604,653,790	1,378,527,685

The Notes are an integral part of the Consolidated Financial Statements.

F-12 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on January 1, 2018	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	2,483,199	4,536,236	115,266,617	289,873	115,556,490
Net income	-	-	-	-	-	-	-	16,583,915	16,583,915	164,524	16,748,439
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(296,915)	-	(296,915)	-	(296,915)
Foreign currency translation adjustment	-	-	-	-	-	-	113,198	-	113,198	-	113,198
Other	-	-	-	-	-	-	(92,764)	-	(92,764)	-	(92,764)
Comprehensive income	-	-	-	-	-	-	(276,481)	16,583,915	16,307,434	164,524	16,471,958
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,265	2,265
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	954,247	10,832,110	-	-	(11,786,357)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,298,596)	(7,298,596)	(55,997)	(7,354,593)
Balance on December 31, 2018	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120

Balance on January 1, 2019	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120
Net income	-	-	-	-	-	-	-	21,023,023	21,023,023	150,184	21,173,207
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,795,435	-	5,795,435	-	5,795,435
Foreign currency translation adjustment	-	-	-	-	-	-	73,867	-	73,867	-	73,867
Other	-	-	-	-	-	-	(204,538)	-	(204,538)	-	(204,538)
Comprehensive income	-	-	-	-	-	-	5,664,764	21,023,023	26,687,787	150,184	26,837,971
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	8,750	8,750
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-	-	-
Interest on equity and dividends	-	-	-	-	(8,000,000)	-	-	(7,863,776)	(15,863,776)	(115,491)	(15,979,267)
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F-13

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574
Net income	-	-	-	-	-	-	-	15,836,862	15,836,862	197,099	16,033,961
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	17,591	-	17,591	-	17,591
Foreign currency translation adjustment	-	-	-	-	-	-	235,863	-	235,863	-	235,863
Other	-	-	-	-	-	-	(21,593)	-	(21,593)	-	(21,593)
Comprehensive income	-	-	-	-	-	-	231,861	15,836,862	16,068,723	197,099	16,265,822
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	827,328	10,171,278	-	-	(10,998,606)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,547,971)	(5,547,971)	(140,453)	(5,688,424)
Balance on December 31, 2020	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374

(1) Mainly composed of financial assets at fair value through other comprehensive income and gains and losses with cash flow hedge and foreign investment.

The Notes are an integral part of the Consolidated Financial Statements.

F-14 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2020	2019	2018
Operating activities
Income before income taxes and non-controlling interests	4,075,295	13,381,078	19,442,015
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	18,711,841	12,532,133	15,091,975
Changes in the insurance technical provisions and pension plans	29,983,129	32,036,527	29,409,222
(Gains)/Net realized losses on financial assets at fair value through other comprehensive income	1,716,879	(655,832)	(1,073,563)
Expenses with provisions and contingent liabilities	3,822,270	9,244,967	4,306,043
Impairment of assets	2,162,468	3,196,683	1,757,981
Depreciation	2,960,106	2,737,383	1,460,013
Amortization of intangible assets	2,960,924	3,128,385	3,348,242
Share of profit of associates and joint ventures	(444,858)	(1,201,082)	(1,680,375)
Losses on disposal of non-current assets held for sale	130,024	277,763	516,713
Net losses from disposal of property and equipment	139,411	17,937	98,182
(Gains)/Losses on the sale of investments in associates	(29,829)	48,927	-
Effect of changes in exchange rates in cash and cash equivalents	(2,452,395)	(752,829)	(751,769)
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	6,864,805	(3,025,422)	(20,882,690)
(Increase)/decrease in loans and advances to banks	(8,449,903)	(2,099,605)	33,357
(Increase)/decrease in loans and advances to customers	(125,720,138)	(123,571,123)	(112,861,770)
(Increase)/Reduction in financial assets at fair value through profit or loss	(26,226,912)	(3,598,627)	(3,625,822)
(Increase)/decrease in other assets	(25,168,411)	(33,187,183)	(31,884,484)
Increase/(decrease) in deposits from banks	53,292,918	(3,555,713)	(20,749,542)
Increase/(decrease) in deposits from customers	186,793,206	36,787,089	88,659,514
Increase/(Decrease) in financial liabilities at fair value through profit or loss	4,453,599	(1,908,004)	1,877,088
Increase/(decrease) in insurance technical provisions and pension plans	(18,820,436)	(15,312,123)	(16,920,525)
Increase/(decrease) in other provisions	(3,479,276)	(3,807,209)	(2,994,599)
Increase/(decrease) in other liabilities	(4,622,104)	27,988,377	14,167,163
	102,652,613	(51,297,503)	(33,257,631)
Interest received on investing financial assets	67,055,576	67,523,213	61,660,260
Interest paid	(21,560,365)	(27,246,400)	(27,813,710)
Income tax and social contribution paid	(5,715,233)	(8,433,279)	(7,086,237)
Net cash provided by/(used in) operating activities	142,432,591	(19,453,969)	(6,497,318)

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents paid	(3,173,403)	-	(442,122)
(Acquisition) of financial assets at fair value through other comprehensive income	(56,013,411)	(96,192,725)	(103,432,365)
Disposal of financial assets at fair value through other comprehensive income	54,381,559	99,911,819	103,897,609
Maturity of financial assets at amortized cost	53,919,341	17,458,880	21,759,857
(Acquisition) of financial assets at amortized cost	(47,169,156)	(41,401,367)	(70,719,797)
Disposal of non-current assets held for sale	559,661	613,246	688,885
(Acquisitions) of investments in associates	(491,438)	-	(52,844)
Sale of investments in associates	130,249	17,961	-
Dividends and interest on shareholders’ equity received	296,323	720,985	1,513,712
(Acquisition) of property and equipment	(1,795,410)	(2,629,435)	(2,389,433)
Sale of premises and equipment	795,560	816,907	361,240
(Acquisition) of intangible assets	(2,469,105)	(2,696,067)	(3,053,156)
Interest received on investing financial assets	21,491,721	8,053,047	17,383,392
Net cash provided by/(used in) investing activities	20,462,491	(15,326,749)	(34,485,022)

Financing activities
Securities issued	61,833,816	84,982,152	85,963,195
Payments on securities issued	(84,286,467)	(60,215,940)	(69,747,110)
Issuance of subordinated debt	688,186	-	10,890,606

Bradesco F-15

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2020	2019	2018
Payments on subordinated debts	(1,258,049)	(3,207,429)	(9,181,501)
Leases payment	(1,797,408)	(1,067,573)	-
Non-controlling interest	(144,051)	(106,741)	2,265
Interest paid	(10,009,878)	(16,951,569)	(16,986,503)
Interest on equity and dividends paid	(1,432,130)	(17,751,148)	(6,539,193)
Net cash provided by/(used in) financing activities	(36,405,981)	(14,318,248)	(5,598,241)

(Decrease)/Increase in cash and cash equivalents	126,489,101	(49,098,966)	(46,580,581)

Cash and cash equivalents
At the beginning of the year	61,879,493	110,225,630	156,054,442
Effect of changes in exchange rates in cash and cash equivalents	2,452,395	752,829	751,769
At the end of the year	190,820,989	61,879,493	110,225,630

(Decrease)/Increase in cash and cash equivalents	126,489,101	(49,098,966)	(46,580,581)

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,087,055	1,934,762	1,947,924
Dividends and interest on equity declared but not yet paid	3,825,613	126,755	4,876,458
(Gains)/losses on financial assets at fair value through other comprehensive income	(17,591)	(5,795,435)	296,915

The Notes are an integral part of the Consolidated Financial Statements.

F-16 IFRS – International Financial Reporting Standards – 2020

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

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and non-life insurance and pension plans, real estate ventures and capitalization bonds.

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

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on April 29, 2021.

2)       Significant accounting practices

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

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

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Shareholding interest
		December 31
		2020	2019
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U. (2)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
Bac Florida Bank (5)	Banking	100.00%	-
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (2) (6)	Insurance	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%

F-18 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (2)	Services	100.00%	100.00%
Investment Funds (7)
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.99%	99.99%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF Creta	Investment Fund	100.00%	100.00%

(1) Acquisition of minority interest in January 2020;

(2) The functional currency of these companies abroad is the Real;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) Company acquired on October 30, 2020, and its functional currency is the US dollar;

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

Investments in associates are recorded in the Organization’s consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

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

F-20 IFRS – International Financial Reporting Standards – 2020

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

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency, and BAC Florida Bank, whose functional currency is the US dollar.

ii.	Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

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

d)	Financial assets and liabilities

i.	Financial assets

The Organization classifies and measures financial assets based on the business model for the management of financial assets, as well as on the characteristics of contractual cash flow of the financial asset.

The Organization classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

- Business model: it relates to the way in which the organization manages its financial assets to generate cash flows. The objective (business model) of management in relation to each portfolio is defined as either: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) is applied. Financial assets held under business model (iii) are measured at FVTPL.

- SPPI Test: the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this context, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not meet the SPPI test are measured at FVTPL, such as derivatives.

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

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of

F-22 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

income. Subsequent changes to the fair value are recognized immediately in profit or loss.

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

These financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income.

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

Financial assets that meet the criterion of the SPPI test and which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

These financial assets are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest is recognized in the consolidated statement of income and presented as “Interest and similar income”. In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii.	Financial liabilities

The Organization classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except for the following financial instruments.

•	Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the statement of income. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

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

iii.	Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the respective contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the statement of income under “Net gains or losses on financial assets at fair value through profit or loss”.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. In the calculation of fair value, the counterparty’s and the entity’s own credit risk are considered.

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

The Organization has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures have been presented in Note 3.3 – Market risk.

iv.	Recognition

Initially, the Organization recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

F-24 IFRS – International Financial Reporting Standards – 2020

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

The determination of the fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly used instruments, the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

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

The Organization calculates the expected credit losses for financial instruments measured at amortized cost and at FVOCI (with the exception of investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Organization expects to recover discounted at the effective interest rate of the operation;

Bradesco F-25

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Organization expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: it is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Organization expects to recover discounted at a rate that reflects the market conditions.

Expected credit losses are measured on one of the following basis:

− Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and

− Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when a financial asset, on the reporting date, has experienced a significant increase in credit risk since its initial recognition and the measurement of expected credit loss for 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Organization assumes that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the reporting date.

With respect to Brazilian government bonds, the Organization has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is recorded for credit losses.

For loans, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

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

F-26 IFRS – International Financial Reporting Standards – 2020

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

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated statement of income under the heading “Other operating income/(expenses)”.

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

Until December 31, 2018, the Organization adopted IAS 17 as accounting practice for recording its leasing transactions, as described below. IFRS 16 – Leases is mandatory for the fiscal years beginning after January 1, 2019.

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

F-28 IFRS – International Financial Reporting Standards – 2020

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

Accounting Policy adopted from January 1, 2019

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

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

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

F-30 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

i) Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually to verify the existence of impairment.

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

Contingent liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of

Bradesco F-31

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and are disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

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

l)	Technical provisions for non-life, life, health and pension insurance

i.	Non-life insurance

Non-life insurance contracts include mainly auto insurance, residential/business insurance and liability insurance whose main objective is to protect the insured's assets through the payment of an indemnity in the event of an accident, subject to the contractual conditions of each contract.

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

Provision for Claims Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be Settled (PSL) at the reporting date. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 six-month periods for the product group of non-life, in order to establish a future projection by period of occurrence and also considers the estimate of Claims Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the settlement process.

The Provision for Claims to be Settled (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, adjusted for inflation or other index, if applicable, net of salvage and payments expected to be received.

The Provision for Related Expenses (PDR) is constituted to cover the expected expenses related to claims incurred and, for some contract types, yet to occur.

The Complementary Provision for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(v) below). At the reporting date management did not identify the need for PCC on non-life contracts.

F-32 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.	Life insurance

Life insurance contracts include individual and group contracts that aim to guarantee the payment of an indemnity to the insured or its beneficiaries, subject to the contractual conditions and the contracted guarantees.

The Provision for Unearned Premiums (PPNG) is calculated on a pro rata basis, based on the net premium for the assignment of coinsurance, corresponding to the period of risk not arising from insurance contracts. The portion of this provision corresponding to the estimate for Risks in Effect but Not Issued is recorded in the PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future premiums, corresponding to future obligations assumed.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The Provision for Claims Incurred But Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 six-month periods, to establish a future projection per period of occurrence. A residual tail study is carried out to forecast the claims reported after 10 six-month periods of the date of occurrence.

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

The Provision for Related Expenses (PDR) is constituted to cover the expected expenses related to claims incurred and, for some contract types, yet to occur.

iii.	Health Insurance

The health insurance contracts include individual and group contracts that aim to guarantee the insured and beneficiaries medical care, outpatient services in a referenced network or care according to the choice of the insured, subject to the contractual conditions.

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

For health insurance, the Mathematical Provision for Benefits to be Granted (PMBaC) is calculated accounting for a discount rate of 3.6% per annum (3.9% on December 31, 2019), the period over which holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover in which no premiums will be received.

For health insurance, the Mathematical Provision for Benefits Granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance – “GBS Plan”, and considering a discount rate of 3.6% per annum (3.9% on December 31, 2019).

The Provision for Claims Incurred but Not Reported (IBNR) is calculated from the final estimate of claims that have already occurred and have not yet been reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 or 18 months for health insurance, to establish a future projection by occurrence period.

For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forewarned. The amount is calculated and reported monthly on the institutional website of the National Agency of Supplementary Health (ANS), its form of accounting being supported by the Normative Resolution No. 442/18 in force.

The Provision for Claims to be Settled (PSL) for health insurance, considers all claims received up to the reporting date, including all judicial claims and related costs adjusted for inflation.

The other technical provisions (OTP) for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 3.6% per annum (3.9% on December 31, 2019).

iv.	Pension plans

Pension plans mainly include VGBL and PGBL (linked fund products with options to convert into annuities at maturity) and traditional plans (guaranteed return investments with options to convert to annuities at maturity).

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

In pension plans with variable contribution characteristic, the Mathematical reserve for unvested benefits (PMBAC) represents the contributions received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

F-34 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(v)). LAT is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was prepared by Fenaprevi and approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision for Related Expenses (PDR) is constituted to cover the expected expenses related to claims incurred and, for some contract types, yet to occur. The projections are performed through the liability adequacy test (LAT).

The Provision for Financial Surplus (PEF) corresponds to the financial result which exceeds the guaranteed minimum profitability transferred to contracts with a financial surplus participation clause.

The Provision for Claims Incurred but Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 six-month periods to establish a future projection by period of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The provision “Other technical provisions (OPT)” comprises part of the mathematical provisions of benefits to be granted and benefits granted transferred to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Net income from insurance and pension plans”.

v.	Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 – Insurance Contracts and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

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

Bradesco F-35

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	Life Insurance and Pension Plans

The contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management. The projections follow the methodology and assumptions described in the preceding paragraphs of this section.

The result of the liability adequacy test (LAT) presented an insufficiency which was recognized in the Complementary Provision for Coverage (PCC), see Note 34.

•	Non-Life Insurance

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

The average projected loss ratio was 44.11% and the average reinsurance projected in the study, calculated based on the reported claims, was 7.05%.

The result of the liability adequacy test, for non-life insurance contracts, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

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

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. In this way, impairment risks are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

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

Bradesco recognizes, prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and recognizes the changes in the financial condition during the year in which the changes occurred, in profit or loss.

F-36 IFRS – International Financial Reporting Standards – 2020

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

Net interest and other expenses related to defined benefit plans are recognized in the statement of income.

iii.	Termination benefits

Severance benefits are accrued when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

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

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is capitalized monthly by the Referential Rate index - TR and by interest rates defined in the plan until the redemption or cancellation of the bond. Amounts payable are recognized in the item “Other Liabilities – Capitalizations Bonds”.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is

Bradesco F-37

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even if they have not won in the draw. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires.

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

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15 - Revenue from Contracts with Customers, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

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

F-38 IFRS – International Financial Reporting Standards – 2020

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

Income taxes in Brazil consist of Company Income Tax (IRPJ) and Social Contribution on Profit (CSLL).

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, and returned to the rate of 15% as from January 2019. In November 2019 the Constitutional Amendment No. 103 was promulgated, which establishes in article 32, the increase in the rate of the social contribution on profit of “Banks” from 15% to 20%, with effect from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

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

Income tax and social contribution deferred tax assets, calculated on carry-forward income tax losses, carry-forward social contribution losses and temporary differences, are recorded in “Assets – Deferred Taxes” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), fair value adjustments on securities, restatement of judicial deposits, among others, are recorded in “Liabilities – Deferred Taxes”. All deferred tax liabilities are recognized.

Bradesco F-39

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the tax treatment reverses. Deferred tax assets on carry-forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date based on current expectations of realization considering technical studies and analyses carried out by Management and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

The Organization assesses its uncertain tax positions and considers whether it is probable that additional taxes and interest may be due. The Organization believes that its provisions for tax liabilities are adequate for all open fiscal years, based on its assessment of several factors, including interpretations of tax legislation and previous experience. This assessment are based on estimates and assumptions and may involve judgments about future events. New information may be made available that will lead the Organization to change its judgment regarding the adequacy of existing tax obligations, such changes in tax obligations will impact tax expense in the period in which such determination is made.

Deferred tax assets and liabilities are offset, if there is a legal right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same entity subject to taxation or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their assets and liabilities will be realized simultaneously.

A deferred income tax and social contribution asset is recognized for unused tax losses, tax credits and deductible temporary differences when it is probable that future taxable profits will be available and against which they will be used. Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that their realization is no longer probable.

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

F-40 IFRS – International Financial Reporting Standards – 2020

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

Dividends on shares are paid and provisioned during the year. In the Shareholders’ Meeting are approved at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.	Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

3)       Risk Management

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Organization's business. The dynamism of the markets leads the Organization to constantly seek to improve this activity.

Covid-19 Pandemic

Bradesco, due to the serious pandemic scenario caused by Covid-19, which brought several adverse effects on people's lives and business, remains focused on supporting its customers and employees. Despite this adverse scenario, some learnings were incorporated into our operations, for example, how to relate to our supplier customers and the intensification of the Organization's home office. With these advances, Bradesco, through the Collective Labor Agreement carried out with the Banking Union Movement at the national level, was the first large bank to assume the commitment to adopt remote work after the pandemic.

Bradesco's Crisis Committee, formed by the Chief Executive Officer, all Vice-Presidents and the CRO (Chief Risk Officer), is evaluating the scenario of pandemic and reporting to the Board of Directors about the assessments of the evolution of the pandemic and its impact on our operations and society. In addition, we have a Risk Committee, which plays an important role in verifying various points and the scope of these actions in the Organization. The Organization has triggered the Business Continuity Plan (PCN), intensified internal and external actions, adopted the rotation of employees from the branch

Bradesco F-41

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

network and throughout the pandemic period, optimization opportunities were identified due to the migration to remote work, prevailing a mentality focused on the digital environment in a consistent and timely manner, with the aim of minimizing the impacts involved.

The Organization adjusted Bradesco's governance and policies to the current situation.

• Credit Policies: In relation to Bradesco’s credit policies, the main focus prevails in supporting the customers, with the assessment of the risks assumed. The Organization mapped the exposure to the most fragile sectors and companies and maintains a constant line of communication with companies throughout the relationship. The Organization maintained active credit recovery teams and focused on finding solutions for customers who need them. The Organization have incorporated new risk variables into the credit models in the current scenario, in order to correctly assess the situation;

• Capital and Liquidity: The Organization maintained its regulatory capital above the required amounts and a margin of adequate liquidity to meet customer needs, as well as business sustainability. In addition, the measures implemented by the Central Bank in 2020 (mainly in the second and third quarters) further favored the system's liquidity and solvency;

• Risk Governance: The Organization has constantly monitored and adjusted the operational limits and risk appetite, promoting the review and timely adaptation of scenarios in the current context. In addition to the internal monitoring activities, a follow-up with the Organization's relevant suppliers was implemented to ensure that the continuity strategy adopted by the companies, in fact, corresponded to the needs of the processes, to maintain the deliveries to customers.

Scope of Risk Management

The Organization risk management scope works with a wide view of the Economic Financial Consolidated risks. The Corporate Process of Risk Management, based on those guidelines, develop its activities, whose approach is based on three lines of defense:

•	First line of defense, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
•	Second line of defense, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
•	Third line of defense, represented by the General Inspectorate Department (Internal Audit), which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines of defense accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

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

The Risk Appetite Statement is reviewed on annual basis1, or whenever necessary, by the Board of

1 The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

F-42 IFRS – International Financial Reporting Standards – 2020

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

Loan: the Organization focus on domestic customers, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted, maintaining proper levels of provisions and concentrations.

The monitoring of credit risk is accomplished through continuous monitoring of portfolios and exhibitions, with assessment of the evolution of their volumes, delinquency, provisioning, studies of harvests, and equity, among others. Additionally, the Organization has a structured process of governance of limits of liability for approval of credit operations and recovery.

In relation to the risk appetite, metrics were defined to monitor the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per country). In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions, and an indicator of the percentage of Troubled Assets.

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

For the Trading portfolio the indicators of Value at Risk (VaR), Stress Scenarios for a month and of Monthly and Quarterly Result are part of the risk appetite. For the Banking portfolio, the ΔEVE Internal Model, ΔEVE Outlier Test, ΔNII Internal Model and the Evolution of the Positions Evaluated at Market Value are monitored. Now for Grupo Bradesco Seguros, the indicators are the VaR for variable income and the interest rate risk (EVE).

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

In this sense, in the context of the Prudential Conglomerate, the Organization established limits of appetite and tolerance for operating losses, which are monitored on a monthly basis. Additionally, an indicator for monitoring the availability of the main channels of customer service and systems has been defined, aiming to provide continuous readiness in the customer service.

Reputation: the Organization monitors its reputation as perceived by customers, employees, regulatory authority, investors and the market in general, aiming to ensure the timely identification and assessment of potential sources of this risk and act preventively to mitigate them.

The control of reputation risk aims to ensure that the Organization evaluates and monitors the perception of various stakeholders in order to identify potential sources of risk in reputation and act in a timely manner to mitigate it.

The control of this risk is performed by means of a Consolidated Index of Reputation, which is subdivided into dimensions under which it is possible to determine the reputation of the Organization as perceived by customers, employees, regulatory authority, investors and the market in general.

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

Qualitative Risk: in addition to the risks described above, the Organization is exposed to the risks of Third Party, Strategy, Socio-environmental, Underwriting, Cyber and Compliance. These risks are managed by means of processes and a governance structure that is composed of Departmental Committees, executive committees and Senior Management. The management of these risks has the backing of policies, standards and procedures that contribute to their proper management and control.

F-44 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making.

The Organization has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is advise the Board of Directors in performing its duties, related to the management policy and to the risk exposure limits policy, and assure, within the scope of the Organization, the fulfillment of the processes, policies, related rules, and regulations and laws applicable to the Organization.

COGIRAC are supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In the governance structure it is also notable the Risk Committee, whose main purpose is to assess the structure of the Organization’s risk management and occasionally propose improvements.

COGIRAC and the Risk Committee advise the Board of Directors in the performance of its assignments related to the management and control of risks, capital, internal controls and compliance.

In this structure, the Integrated Risk Control Department (DCIR), whose mission is to promote and to implement risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner stands out. This Department is also responsible for complying with the Central Bank of Brazil rules for risk management activities.

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

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. Stress testing results are discussed and approved in a specific Departmental Commission. Subsequently, they are submitted to the COGIRAC and Board of Directors, that, in addition to the scenarios and results of stress tests are also responsible for the approval of the program and guidelines to be followed.

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

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization’s strategic goals to support the risks inherent to its activities. In this way, it adopts a forward-looking stance when elaborating its capital plan, anticipating the need for capital for the next three (3) years, as well as establishing procedures and contingency actions to be considered in adverse scenarios.

The Organization manages capital in line with the strategic guidelines, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors. The structure of Capital Management Governance, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan is composed by Commissions, Committees and its highest-level body is the Board of Directors.

The Controllership Department ensures compliance with the stipulations of the Central Bank of Brazil pertaining to capital management activities and assistance to the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels.

The Organization also has a Recovery Plan, delivered to the Central Bank of Brazil in December of each year and approved by the Board of Directors in accordance with CMN Resolution No. 4,502, of June 30, 2016, establishing procedures for the preparation of recovery plans, in order to maintain adequate levels of capital and liquidity in situations of severe stress in financial institutions considered systemically important.

Reference Equity Adequacy

The Reference Equity (RE) adequacy is verified daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The objective of the Central Bank of Brazil is that the financial institutions permanently maintain capital and additional Reference Equity Tier I (Conservation, Systemic and Countercyclical) compatible with the risks from their activities. The risks are represented by Risk-Weighted Assets (RWA), which is calculated based on, at least, the sum of credit, market and operational risk components.

Additionally, the Organization must maintain enough RE to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk).

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

The management buffer is defined according to the market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

F-46 IFRS – International Financial Reporting Standards – 2020

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

The projections for the next three years have adequate levels of Capital Ratios, considering the incorporation of net income and the evolution of the need for capital.

Analysis of Reference Equity (RE), Capital Ratios and Liquidity

The following table presents the main metrics established by prudential regulation, such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31
	2020	2019
	Prudential
Regulatory capital - values
Common equity	108,982,064	91,271,701
Level I	118,281,835	100,831,668
Reference Equity - RE	135,723,674	125,275,405
Excess of resources invested in permanent assets	-	-
RE Highlight	-	-
Risk-weighted assets (RWA) - amounts
Total RWA	858,692,912	759,051,325
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	12.7%	12.0%
Level 1 Index	13.8%	13.3%
Basel Ratio	15.8%	16.5%
Additional Principal Capital (ACP) as a proportion of RWA
Additional Principal Capital Conservation - ACPConservation (1)	1.25%	2.50%
Additional Contracyclic Principal Capital - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Principal Capital - Systemic ACPS	1.00%	1.00%
Total ACP	2.25%	3.50%
Excess Margin of Principal Capital	5.94%	4.02%
Leverage Ratio (AR)
Total exposure	1,436,809,012	1,228,715,207
AR	8.2%	8.2%
Short Term Liquidity Indicator (LCR)
Total High Quality Liquid Assets (HQLA)	244,827,538	112,872,809
Total net cash outflow	137,247,662	78,493,191
LCR	178.4%	143.8%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	744,316,530	635,623,931
Stable resources required (RSF)	618,540,418	551,731,471
NSFR	120.3%	115.2%

(1) CMN Resolution No. 4,783/20, from April 2020, establishes the reduction of the Common Equity Additional for Conservation (ACPConservação) from 2.5% to 1.25%, for the term of one year and after this period, the requirement will gradually be restored until March 31, 2022 to the level of 2.5%.

Bradesco F-47

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

The following table presents information on the amount of RWA used to determine the minimum RE requirement, as established in art. 4 of CMN Resolution No. 4,193/13:

RWA	R$ thousand
	RWA		Minimum RE requirement (3)
	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019

Credit Risk - treatment using a standardized approach	779,588,539	680,907,696	62,367,083	54,472,614
Credit risk in the strict sense (1)	642,582,738	596,741,812	51,406,619	47,739,345
Counterparty credit risk (CCR)	35,625,687	24,919,371	2,850,055	1,993,549
- Of which: through standardized approach to counterparty credit risk (SA-CCR)	23,851,517	15,295,904	1,908,121	1,223,672
- Of which: using the EMC approach	-	-	-	-
- Of which: using other approaches	11,774,170	9,623,467	941,934	769,877
Increase related to the adjustment associated with the variation in the value of derivatives due to the variation in the credit quality of the counterparty (CVA)	14,687,826	6,519,630	1,175,026	521,570
Unconsolidated fund shares - underlying assets identified	3,960,234	5,217,631	316,819	417,410
Unconsolidated fund shares - underlying assets inferred according to fund regulations	-	-	-	-
Unconsolidated fund shares - unidentified underlying assets	-	3,989,766	-	319,181
Securitization exposures - requirement calculated using standardized approach	2,791,550	2,173,417	223,324	173,873
Values referring to exposures not deducted in the calculation of PR (2)	79,940,504	41,346,069	6,395,240	3,307,686
Market Risk (3)	14,690,553	13,571,488	1,175,244	1,085,719
- Of which: requirement calculated using standardized approach (RWAMPAD)	8,805,006	16,029,113	704,400	1,282,329
- Of which: requirement calculated using internal model (RWAMINT)	14,690,553	13,571,488	1,175,244	1,085,719
Operational Risk	64,413,820	64,572,141	5,153,106	5,165,771
Total	858,692,912	759,051,325	68,695,433	60,724,104

(1) It does not include Counterparty Credit Risk operations;

(2) As defined in Resolution No. 4,192/13, 3, art. 4; and

(3) Composed of a maximum of 80% of the standardized model (RWAMPAD) and internal model (RWAMINT), according to Circular No. 3,646 and No. 3,674.

3.2.	Credit risk

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

F-48 IFRS – International Financial Reporting Standards – 2020

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

In the context of risk management, the Organization performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives that is consolidated by the counterpart both for the definition of the EAD (Exposure At Default) and the CVA (Credit Value Adjustment).

Also in this context, the Organization conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Organization is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Additionally, from June 2019, the calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWACPAD) has been updated following the Central Bank of Brazil’s Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of defense of the Organization, several areas actively participate in improving the client risk rating models.

This structure continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Bradesco F-49

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Concession

The Organization’ segments strategies corroborate is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Organization’s credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

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

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Organization has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Organization, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

F-50 IFRS – International Financial Reporting Standards – 2020

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

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Organization’s economic groups/ customers (Rating Operação Final – ROF) is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment and value of credit contracted.

Customer Rating for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Rating are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

Customer rating is used in the analysis for granting and/or renewing operations and credit limits, as well as for the monitoring of the economic-financial situation of a company and its capacity to repay the loans contracted.

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

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

Bradesco F-51

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

With the objective of highlighting the risk situations that could result in the customers’ inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Organization evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

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

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below:

Retail Portfolio:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
•	Re-categorization from stage 3 to stage 2: Financial assets that bring current the values overdue and whose internal ratings migrated to medium risk; and
•	Re-categorization from stage 2 to stage 1: Financial assets that bring current the values overdue and whose internal ratings migrated to low risk.

Wholesale Portfolio:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets whose obligations are overdue between 31 and 90 days or whose internal rating of customers migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose relevant obligations are overdue by up to 90 days or that present bankruptcy events, judicial recovery, restructuring of debt or need for execution of guarantees;

F-52 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	Re-categorization from stage 3 to stage 2: Financial assets that no longer have any of the stage 3 criteria and whose internal ratings migrated to medium risk; and
•	Re-categorization from stage 2 to stage 1: Financial assets that bring current the values overdue and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Organization regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Organization at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2020		On December 31, 2019
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 18)	107,602,594	-	109,610,999	-
Financial assets at fair value through profit or loss (Note 19)	275,986,689	-	249,759,777	-
Financial assets at fair value through other comprehensive income (Note 21) (1)	185,841,975	-	192,450,010	-
Loans and advances to banks (Note 22)	191,425,663	(932)	59,083,791	(44,465)
Loans and advances to customers (Note 23)	513,216,763	(39,579,405)	457,392,375	(33,863,659)
Securities at amortized cost (Note 24)	185,179,363	(5,555,469)	171,551,837	(4,633,477)
Other financial assets (Note 29)	52,416,117	-	56,101,781	-
Provision for Expected Credit Loss
Loan commitments (Notes 23 and 40)	255,953,637	(3,859,316)	249,866,767	(2,318,404)
Financial guarantees (Notes 23 and 40)	80,236,602	(2,318,930)	78,231,145	(1,970,321)
Total risk exposure	1,847,859,403	(51,314,052)	1,624,048,482	(42,830,326)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

The Organization’s maximum credit risk exposure was R$1,847,859,403 thousand in 2020, which was an increase of 13.8% compared to 2019.

Of this exposure, R$107,602,594 thousand, or 5.8% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Financial assets at fair value through profit or loss (14.9% of total exposure) are mostly low credit risk, composed mainly of Brazilian government securities at fair value and also include derivative financial instruments.

Bradesco F-53

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial assets at fair value through other comprehensive income amounted to R$185,841,975 thousand (10.1% of total exposure), are recorded at fair value with changes in ECL recognized in profit or loss and are represented mostly by Brazilian government securities, for details of these assets, see Note 21.

Loans and advances to financial institutions, which are 10.4% of the total, consist basically of reverse repurchase agreements which have a low credit risk.

Loans and advances to customers represent 27.8% of the total exposure, for details of these assets and the expected loss, see Note 23 for details.

Financial assets at amortized cost represent 10.0% of the total, for details of these assets, see Note 24.

Operations classified as “Other financial assets” represent 2.8% of the total and are basically comprised of foreign exchange operations and escrow deposits.

In 2020, items not recorded in the consolidated balance sheet regarding loan commitments and financial guarantees (recorded in memorandum accounts) totaled R$336,190,239 thousand, representing 18.2% of total exposure.

Loans and advances to customers

Concentration of credit risk

	On December 31
	2020	2019
Largest borrower	2.1%	1.9%
10 largest borrowers	7.5%	7.7%
20 largest borrowers	10.9%	11.3%
50 largest borrowers	15.7%	16.7%
100 largest borrowers	19.2%	20.1%

F-54 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	On December 31 - R$ thousand
	2020	%	2019	%
Public sector	11,810,973	2.3	8,899,863	1.9
Oil, derivatives and aggregate activities	10,661,873	2.1	8,870,762	1.9
Production and distribution of electricity	1,074,867	0.2	3,032	-
Other industries	74,233	-	26,069	-
Private sector	501,405,790	97.7	448,492,512	98.1
Companies	244,976,110	47.7	218,076,522	47.7
Real estate and construction activities	20,092,249	3.9	21,695,592	4.7
Retail	36,498,461	7.1	35,521,621	7.8
Services	30,108,475	5.9	20,136,089	4.4
Transportation and concession	23,662,184	4.6	20,807,687	4.5
Automotive	15,625,309	3.0	12,723,830	2.8
Food products	13,378,255	2.6	11,067,069	2.4
Wholesale	16,479,704	3.2	14,327,816	3.1
Production and distribution of electricity	6,979,203	1.4	2,868,563	0.6
Siderurgy and metallurgy	10,036,586	2.0	9,022,956	2.0
Sugar and alcohol	6,878,558	1.3	6,191,961	1.4
Other industries	65,237,126	12.7	63,713,338	13.9
Individuals	256,429,680	50.0	230,415,990	50.4
Total portfolio	513,216,763	100.0	457,392,375	100.0
Impairment of loans and advances	(39,579,405)		(33,863,659)
Total of net loans and advances to customers	473,637,358		423,528,716

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

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

Bradesco F-55

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousand
	2020		2019
	Book value (1)	Fair Value Guarantees	Book value (1)	Fair Value Guarantees
Companies	256,810,316	89,481,169	230,415,990	139,878,361
Stage 1	217,561,123	75,882,476	199,384,194	127,231,341
Stage 2	13,960,366	5,035,349	19,594,716	10,277,550
Stage 3	25,288,827	8,563,344	11,437,080	2,369,470

Individuals	256,406,447	150,298,522	226,976,385	90,693,689
Stage 1	195,239,164	126,281,157	195,924,808	77,930,093
Stage 2	38,023,532	18,408,513	13,106,024	6,546,880
Stage 3	23,143,751	5,608,852	17,945,553	6,216,716
Total	513,216,763	239,779,691	457,392,375	230,572,050

(1) Of the total balance of loan operations, R$354,814,000 (2019 – R$311,522,000 thousand) refers to operations without guarantees.

3.3.	Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Organization’s financial instruments, such as our asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

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

In compliance with the best Corporate Governance practices, to preserve and strengthen our Management of market risk of the Organization, as well as to meet the requirements of Resolution No. 4,557, of the National Monetary Council, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•	Classification of Operations;
•	Reclassification of Operations;
•	Trading of Public or Private Securities;
•	Use of Derivatives; and
•	Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

F-56 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•	Value at Risk (VaR);
•	Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
•	Income; and
•	Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

•	Variation of economic value due to the variation in the interest rate – ∆EVE (Economic Value of Equity); and
•	Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income).

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

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in which the Organization portfolio.

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

Bradesco F-57

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Organization’s income, respectively, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

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

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Organization’s variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ fair value, the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission was established. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

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

F-58 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In December 2014, the National Monetary Council published Resolution No. 4,389, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at market value and guidelines for the application of prudential adjustments for such instruments. The Organization aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

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

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

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

For derivatives classified in the “hedge accounting” category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Bradesco F-59

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Cash flow Hedge

On December 31, 2020, Bradesco maintained cash flow hedges. See more details in Note 20.

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

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousand
	On December 31
	2020		2019
	Assets	Liabilities	Assets	Liabilities
Fixed rates	20,597,165	18,949,022	15,619,889	12,954,739
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	5,151,508	2,598,754	889,026	1,476,167
Exchange coupon	348,315	336,868	221,069	1,135,449
Foreign Currency	485,660	402,441	759,320	1,437,774
Equities	801,588	794,455	461,860	427,778
Sovereign/Eurobonds and Treasuries	7,373,381	3,973,859	3,783,134	5,007,199
Other	449,161	186,396	384,269	25,793
Total	35,206,778	27,241,795	22,118,567	22,464,899

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$12,207 thousand in the end of 2020, with Equities as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2020	2019
Fixed rates	5,014	1,614
IGPM/IPCA	3,645	2,774
Exchange coupon	342	415
Foreign Currency	4,704	5,327
Sovereign/Eurobonds and Treasuries	7,477	3,834
Equities	2,422	707
Other	154	2,122
Correlation/diversification effect	(11,551)	(6,820)
VaR at the end of the year	12,207	9,973

Average VaR in the year	38,522	10,263
Minimum VaR in the year	8,140	6,469
Maximum VaR in the year	104,811	15,309

F-60 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon2 (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2019		2018
	VaR	Stressed	VaR	Stressed
Interest rate	14.662	58.629	8.131	47.851
Exchange rate	34.638	104.429	5.666	20.959
Commodity price (Commodities)	465	1.637	8.194	14.704
Equities	2.766	3.772	3.355	4.844
Correlation/diversification effect	(9.959)	(29.875)	(7.569)	33.180
VaR at the end of the year	42.572	138.592	17.777	121.538

Average VaR in the year	43.294	106.636	69.852	117.946
Minimum VaR in the year	16.606	34.838	17.777	57.523
Maximum VaR in the year	122.507	298.703	252.797	231.080

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

The daily results corresponding to the last 250 business days, in the hypothetical and effective views, exceeded the respective VaR with a 99% confidence level five times in 2020 and, in 2019 the daily results corresponding to the last 250 business days did not exceed their VaR with a 99% confidence level.

According to the document published by the Basel Committee on Banking Supervision,3 exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

3 The Basel Committee on Banking Supervision is an organization that brings together banking supervisory authorities in order to strengthen the soundness of financial systems.

Bradesco F-61

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$187,519 thousand in 2020 (2019 – R$160,661 thousand), and the maximum estimated loss in the year of 2020 would be R$380,446 thousand (2019 – R$286,273 thousand).

	R$ thousand
	On December 31
	2020	2019
At the end of the year	90,071	103,444
Average in the year	187,519	160,661
Minimum in the year	56,369	67,675
Maximum in the year	380,446	286,273

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

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$5.23 was used, while for a 1-year fixed interest rate of 2.86%, a scenario of 2.87% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$6.47 was used, while for a 1-year fixed interest rate of 2.86%, a 3.57% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.18 a scenario of R$7.77 was used, while for a 1-year fixed interest rate of 2.86%, a 4.29% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

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

F-62 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2020			2019
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(105)	(11,776)	(23,317)	(97)	(14,128)	(27,256)
Price indexes	Exposure subject to variations in price index coupon rates	(1,788)	(41,702)	(84,093)	(904)	(29,440)	(56,245)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(32)	(3,256)	(6,485)	(10)	(689)	(1,373)
Foreign currency	Exposure subject to exchange rate variations	(1,597)	(39,926)	(79,852)	(2,772)	(74,695)	(149,390)
Equities	Exposure subject to variation in stock prices	(354)	(8,856)	(17,712)	(228)	(5,710)	(11,420)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(167)	(11,955)	(23,430)	(699)	(29,099)	(56,736)
Other	Exposure not classified in other definitions	-	(41)	(82)	-	(26)	(52)
Total excluding correlation of risk factors		(4,043)	(117,512)	(234,971)	(4,710)	(153,787)	(302,472)
Total including correlation of risk factors		(2,647)	(73,605)	(147,689)	(2,617)	(72,476)	(145,411)
(1) Values net of taxes.

Bradesco F-63

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2020			2019
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,180)	(1,553,493)	(2,974,461)	(14,670)	(1,895,973)	(3,775,039)
Price indexes	Exposure subject to variations in price index coupon rates	(27,143)	(2,227,123)	(4,031,341)	(16,840)	(1,312,832)	(2,397,962)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2,277)	(71,852)	(141,860)	(1,035)	(71,631)	(139,560)
Foreign currency	Exposure subject to exchange rate variations	(2,202)	(65,746)	(131,493)	(3,136)	(71,103)	(142,206)
Equities	Exposure subject to variation in stock prices	(43,353)	(1,083,824)	(2,167,648)	(28,808)	(720,192)	(1,440,384)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,339)	(14,019)	(27,608)	(1,399)	(52,962)	(104,190)
Other	Exposure not classified in other definitions	(30)	(748)	(1,496)	(66)	(1,660)	(3,320)
Total excluding correlation of risk factors		(88,524)	(5,016,805)	(9,475,907)	(65,954)	(4,126,353)	(8,002,661)
Total including correlation of risk factors		(73,350)	(4,168,903)	(7,883,903)	(42,209)	(3,038,149)	(5,919,579)

(1) Values net of taxes.

F-64 IFRS – International Financial Reporting Standards – 2020

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

Liquidity Risk Management Process

The liquidity risk management is executed by the Organization at the corporate level and permeates all layers of governance. The following are the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury Department	☐	Perform the day-to-day management of cash and liquidity;
	☐	Propose limits for the indicators of control of the liquidity risk, as well as the levels for the flagging alerts;
	☐	Meet the strategic and operational limits established;
	☐	Report on matters related to the management of liquidity of the Asset and Liability Management Treasury Executive Committee;
Integrated Risk Control Department	☐	Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established;
	☐	Calculate and disclose the indicators for monitoring and control of liquidity periodically;
	☐	Provide tools for simulation of the main indicators implemented;
	☐	Report on matters related to the control and monitoring of the liquidity risk in the committees and executive committees where the theme is addressed;
Support Areas (Shares and Custody Department, International and Foreign Exchange Department and Department of Controllership)	☐	Execute the projection of cash flows for the monitoring of liquidity, including intraday;
	☐	Prepare the cash flows provided up to the horizon of 12 months and refer to the areas of interest;
	☐	Check and ensure consistency, integrity and completeness of the database available daily to managers and controllers of the liquidity risk;
	☐	Provide management information on the cash flow to the Treasury Department, as well as any significant changes in the levels of reserves of the Banks of the Conglomerate;
	☐	Provide management information on the mismatch mapping of the Treasury Department.

Policies and Standards

The process of managing the liquidity risk is composed of policies and standards that establish criteria related to our diversification of funding sources of the Organization.

The Liquidity Risk Management Policy ensures that there are rules, procedures and controls that ensure to the Organization the appropriate level of liquidity and diversification of its funding.

In turn, the Liquidity Risk Standard for the Prudential Conglomerate describes procedures and controls of the Organization for the liquidity risk, among them, the control of concentration of raising

Bradesco F-65

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

funds by product and counterpart.

In the executive committees of the Organization concentrations of funding from product, counterpart and deadlines are reported.

Control and Monitoring

The liquidity risk management of the Organization is performed using tools developed on platforms and validated by independent areas of the Organization. Among the key metrics and indicators considered in the framework of liquidity risk, are:

•	Information on the Liquidity Coverage Ratio (LCR): A measure of the sufficiency of liquid instruments to honor the cash outflows of the Organization within the next thirty days in a scenario of stress;
•	Net Stable Funding Ratio (NSFR): A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Organization;
•	Loss of deposits to different time horizons;
•	Maps of concentration of funding in different visions (product, term and counterpart); and
•	Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

•	Diversification of funding as to the counterpart, product and term;
•	Adoption of managerial limits of liquidity, in addition to those required by the regulator;
•	Prior analysis of products which may affect the liquidity before their implementation; and
•	Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Contingency Plan

According to Article 38, paragraph II of Central Bank of Brazil’s Resolution No. 4,557 of February 23, 2017, all institutions should have a liquidity contingency plan. The liquidity contingency plan of the Organization covers the following points:

•	Group of crisis management;
•	Key responsibilities of the group of crisis management;
•	Indicators for monitoring;
•	Actions to mitigate the crisis; and
•	Frequency of revision of the plan.

F-66 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Organization's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

• Daily distribution of liquidity control instruments;

• Automatic intraday update of liquidity reports for the proper management of the Treasury Department;

• Preparation of reports with past and future movements, based on scenarios;

• Daily verification of compliance with the minimum liquidity level;

• Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and

• Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of the Organization receive the reports.

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

In accordance with the LCR implantation schedule defined by Basel, the level of the ratio between High Quality Liquid Assets and total net cash outflows must comply with the following schedule:

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

The following table shows information of the Short-term Liquidity Coverage Ratio – LCR, relating to the cash inflows and outflows, as well as stock of High Quality Liquid Assets (HQLA), according to definitions and calculation methodology set out in Circular No. 3,749/15.

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
Number of Lines		On December 31 (1)		On December 31 (2)
		2020		2019
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		244,827,538		112,872,809
	Cash Outlows
2	Retail funding:	325,354,419	29,651,389	239,379,478	21,636,196
3	Stable funding	170,521,207	8,526,060	129,085,762	6,454,288
4	Less stable funding	154,833,212	21,125,329	110,293,716	15,181,908
5	Non-collateralized wholesale funding:	235,478,141	97,681,458	132,504,666	53,070,146
6	Operating deposits (all counterparties) and affiliated cooperative deposits	12,635,960	631,798	9,638,912	481,946
7	Non-operating deposits (all counterparties)	220,227,439	94,434,918	121,673,837	51,396,283
8	Other non-collateralized wholesale funding	2,614,742	2,614,742	1,191,917	1,191,917
9	Collateralized wholesale funding	-	4,581,792	-	3,828,662
10	Additional requirements:	109,487,520	14,836,353	113,180,204	14,729,075
11	Related to exposure to derivatives and other collateral requirements	11,778,909	6,330,665	14,457,167	6,617,026
12	Related to funding losses through the issue of debt instruments	1,085,406	1,085,406	765,093	765,093
13	Related to lines of credit and liquidity	96,623,205	7,420,282	97,957,944	7,346,956
14	Other contractual obligations	36,339,264	34,400,518	37,020,644	35,080,897
15	Other contingent obligations	131,523,849	5,164,538	132,713,942	5,420,129
16	Total cash outflows	-	186,316,048	-	133,765,105
	Cash Inflows
17	Collateralized loans	201,944,617	1,425,648	65,979,377	896,126
18	Outstanding loans whose payments are fully up-to-date	28,197,590	16,599,016	32,730,607	20,645,466
19	Other cash inflows	38,376,788	31,043,722	41,453,133	33,730,321
20	Total cash inflows	268,518,995	49,068,386	140,163,117	55,271,913

F-68 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
		Total Adjusted Amount (5)	Total Adjusted Amount (5)
21	Total HQLA	244,827,538	112,872,809
22	Total net cash outflow	137,247,662	78,493,191
23	LCR (%) (5)	178.4%	143.8%

(1) Calculated based on the simple daily average of the months that compose the fourth quarter (63 observations);

(2) Calculated based on the simple daily average of the months that compose the fourth quarter (61 observations);

(3) Corresponds to the total balance related to the item of cash inflows or outflows;

(4) Corresponds to the value after application of the weighting factors; and

(5) Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) resulted in an average of R$244.8 billion in the fourth quarter of 2020, compared to an average of R$112.9 billion in the fourth quarter of 2019.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 68.3% are redemptions and non-renewals of retail and wholesale funding without collateral (unsecured), as shown on lines 2 and 5 of the table.

Another relevant group is the item “Other contractual obligations” (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to an average of R$49.1 billion in the fourth quarter of 2020, most significant are the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

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

The following figure shows the main components of the indicator:

Available Stable Funding (ASF)

The available stable funding is represented by the Liabilities and Shareholders’ Equity, which are weighted according to their stability, in which the resources considered as more stable are determined mainly by behavioral aspects of the customers, also considering their relationship with the institution, legal aspects and other variables implied.

Required Stable Funding (RSF)

The required stable funding is determined according to the assets in the balance sheet and other financial instruments, for example, credit limits provided and guarantees given, which are weighted by aspects related to the type of operation, maturity, and counterparty, among others.

The following table provides information regarding the Net Stable Funding Ratio (NSFR) and its components, as set forth in Circular No. 3,869/17:

Bradesco F-69

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
Information on the Long-term Indicator (NSFR)
Number of Lines		On December 31, 2020 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
	Available stable funding (ASF)
1	Capital	170,608,338	-	-	18,313,273	188,921,611
2	Reference Equity, gross of regulatory deductions	170,608,338	-	-	-	170,608,338
3	Other instruments not included in line 2	-	-	-	18,313,273	18,313,273
4	Retail funding:	162,839,765	179,861,858	803,877	2,236,352	320,279,728
5	Stable funding	98,174,559	79,593,950	-	-	168,880,084
6	Less stable funding	64,665,206	100,267,908	803,877	2,236,352	151,399,644
7	Wholesale Funding, of which:	40,091,080	503,793,771	36,532,855	82,124,727	231,014,206
8	Operating deposits and deposits of affiliated cooperatives	13,264,244	-	-	-	6,632,122
9	Other wholesale fundings	26,826,836	503,793,771	36,532,855	82,124,727	224,382,084
10	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	28,703,455	2,570,541	128,837	-
11	Other liabilities, of which:	67,492,309	49,383,786	-	-	4,100,984
12	Derivatives whose replacement value is less than zero	-	17,816,827	-	-	-
13	Other liabilities or shareholders' equity not included in the previous items	67,492,309	31,566,959	-	-	4,100,984
14	Total of Available Stable Funding (ASF)	-	-	-	-	744,316,530
15	Total High Quality Liquid Assets (HQLA)	-	-	-	-	12,066,027
16	Operating deposits held in other financial institutions	-	-	-	-	-
17	Securities, securities and transactions with financial institutions, non-financial institutions and central banks, of which:	6,869,747	334,657,624	78,329,704	322,434,714	393,088,895
18	Transactions with financial institutions collateralized by Level 1 HQLA	-	19,755,276	-	-	1,975,528
19	Transactions with financial institutions collateralized by HQLA Level 2A, Level 2B or without collateral	-	174,506,606	3,808,402	6,103,626	10,717,167
20	Loans and financing granted to wholesale, retail, central government and central bank operations, of which:	-	121,625,294	59,029,816	196,243,241	262,649,323
21	Operations with a Risk Weighting Factor (FPR) of less than or equal to 35%, pursuant to Circular No. 3644, of 2013	-	-	-	228,587	149,060
22	Residential real estate financing, of which:	-	3,040,642	2,778,993	42,524,930	33,760,904
23	Operations that comply with the provisions of Circular No. 3644, of 2013, art. 22	-	3,040,642	2,778,993	42,524,930	33,760,904
24	Securities not eligible for HQLA, including shares traded on the stock exchange	6,869,747	15,729,806	12,712,493	77,334,330	83,836,913
25	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	29,448,146	1,627,240	92,779	-
26	Other assets, of which:	210,548,649	45,074,927	(369,026)	8,192,910	201,162,188
27	Operations with gold and commodities, including those with a forecast of physical settlement	-	-	-	-	-
28	Assets provided as a result of the deposit of initial guarantee margin in operation with derivatives and participation in mutualized guarantee funds of clearing houses and clearing and settlement service providers that are interposed as central counterparty	-	-	-	4,080,085	3,468,072

F-70 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
29	Derivatives whose replacement value is greater than or equal to zero	-	23,905,679	-	-	-
30	Derivatives whose replacement value is less than zero, gross of the deduction of any guarantee provided as a result of the margin deposit	-	-	-	-	7,345,256
31	Other assets not included in the previous lines	210,548,649	21,169,248	(369,025)	4,112,825	190,348,860
32	Transactions not recorded in the statement of financial position	-	337,046,292	-	-	12,223,309
33	Total Required Stable Funding (RSF)	-	-	-	-	618,540,418
34	NSFR (%)					120.3%

(1) Corresponding to the total statement of financial position; and

(2) Corresponding to the value after applying the weighting factors.

The NSFR long-term indicator presented a volume weighted for available stable funding resources much higher to that of required stable funding resources, with a surplus weighted balance of R$125,776,112 thousand, resulting in an indicator of 120.3%.

The amount of available stable funding (ASF) is formed largely by the funding of customers considering the level of stability as the main factor for the contribution of the ASF. The calculation of December 2020 for the ASF presented a participation of 43% from the funding of Retail and 31% from the funding of Wholesale.

The values of required stable funding (RSF) are constituted by the asset items and by items not recognized on the statement of financial position. These statement of financial position items are weighted according to their respective liquidity profile, therefore, the items related to loans and other assets, with low or no liquidity, feature prominently in the RSF (high weighting factors), while highly liquid assets, such as, for example unpledged federal public securities, receive low weighting factors. On December 31, 2020, the loan operations (line 20) accounted for 42% of the total RSF, while other assets (line 31) participated in 31% of the RSF.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	261,441,379	13,437,266	16,745,882	8,378,815	15,317,318	315,320,660
Deposits from customers	193,450,578	22,163,986	85,235,469	256,887,231	9,364	557,746,628
Securities issued	739,423	17,449,438	47,790,440	66,068,592	1,961,667	134,009,560
Subordinated debt	2,535	5,971	68,945	33,230,835	13,590,851	46,899,137
Other financial liabilities (1)	49,615,853	5,797,460	9,883,756	7,970,731	2,260,247	75,528,047
Total liabilities	505,249,768	58,854,121	159,724,492	372,536,204	33,139,447	1,129,504,032

Bradesco F-71

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	211,933,285	7,951,703	17,687,715	16,148,899	5,095,470	258,817,072
Deposits from customers	155,375,679	5,905,668	50,655,420	152,739,946	12,720	364,689,433
Securities issued	5,525,148	15,106,936	64,755,163	105,451,340	7,777,040	198,615,627
Subordinated debt	756	34,732	33,848	15,617,690	33,705,500	49,392,526
Other financial liabilities (1)	49,689,795	13,312,723	4,436,523	9,071,260	2,610,826	79,121,127
Total liabilities	422,524,663	42,311,762	137,568,669	299,029,135	49,201,556	950,635,785

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

	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	205,379	185,993	4,125,850	6,097,591	249,009	10,863,822
Non-deliverable forwards	1,020,584	252,454	571,226	89,059	-	1,933,323
• Purchased	477,415	140,329	274,623	84,010	-	976,377
• Sold	543,169	112,125	296,603	5,049	-	956,946
Premiums of options	1,143,498	80,198	250,664	1,043,564	592,180	3,110,104
Other	362,780	251,689	564,300	81,637	2,062	1,262,468
Adjustment payables - future	19,366	-	-	-	-	19,366
Total of derivative liabilities	2,751,607	770,334	5,512,040	7,311,851	843,251	17,189,083

F-72 IFRS – International Financial Reporting Standards – 2020

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2020
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	107,602,594	-	-	-	-	-	107,602,594
Financial assets at fair value through profit or loss	16,514,868	23,110,617	21,495,431	165,166,660	36,104,212	13,594,901	275,986,689
Financial assets at fair value through other comprehensive income	17,130,008	26,482,001	16,341,164	67,419,613	43,319,150	15,150,039	185,841,975
Loans and advances to customers, net of impairment	48,686,483	114,058,384	65,199,454	245,684,709	8,328		473,637,358
Loans and advances to banks, net of impairment	168,750,356	14,027,853	2,915,463	5,731,059	-	-	191,424,731
Securities, net of provision for losses	126,822	20,225,202	16,938,842	79,727,828	62,605,200		179,623,894
Other financial assets (1)	36,952,129	733,796	318,706	11,575,832	2,835,654		52,416,117
Total financial assets	395,763,260	198,637,853	123,209,060	575,305,701	144,872,544	28,744,940	1,466,533,358

Liabilities
Financial liabilities at amortized cost
Deposits from banks	221,467,747	18,319,819	9,944,641	17,547,960	-	-	267,280,167
Deposits from customers (2)	202,956,338	50,518,912	54,368,623	237,448,870	-	-	545,292,743
Securities issued	2,461,435	33,338,441	34,365,862	74,738,087	-	-	144,903,825
Subordinated debt	8,307,884	22,838	383,673	34,971,870	-	9,559,967	53,246,232
Other financial liabilities (3)	49,615,853	14,456,376	1,224,840	7,970,731	2,260,247	-	75,528,047
Financial liabilities at fair value through profit or loss	5,462,495	1,063,954	937,849	11,233,384	-	-	18,697,682
Provision for Expected Credit Loss
Loan Commitments	-	-	-	3,859,316	-	-	3,859,316
Financial guarantees	-	-	-	2,318,930	-	-	2,318,930
Insurance technical provisions and pension plans (2)	234,914,602	-	-	44,550,782	-	-	279,465,384
Total financial liabilities	725,186,354	117,720,340	101,225,488	434,639,930	2,260,247	9,559,967	1,390,592,326

F-74 IFRS – International Financial Reporting Standards – 2020

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

(1) It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) It includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

Bradesco F-75

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2020
	Current	Non-current	Total
Assets
Total financial assets	717,610,173	748,923,185	1,466,533,358
Non-current assets held for sale	1,202,488		1,202,488
Investments in associated companies	-	7,386,840	7,386,840
Premises and equipment, net	-	14,071,129	14,071,129
Intangible assets and goodwill, net	-	14,669,464	14,669,464
Taxes to be offset	6,586,660	8,743,760	15,330,420
Deferred income tax assets	-	76,984,262	76,984,262
Other assets	7,352,617	1,123,212	8,475,829
Total non-financial assets	15,141,765	122,978,667	138,120,432
Total assets	732,751,938	871,901,852	1,604,653,790

Liabilities
Total financial liabilities	944,132,182	446,460,144	1,390,592,326
Other reserves	5,361,434	20,221,489	25,582,923
Current income tax liabilities	1,596,284	-	1,596,284
Deferred income tax assets	-	1,249,650	1,249,650
Other liabilities	39,323,338	191,895	39,515,233
Total non-financial liabilities	46,281,056	21,663,034	67,944,090
Total equity	-	146,117,374	146,117,374
Total equity and liabilities	990,413,238	614,240,552	1,604,653,790

	R$ thousand
	On December 31, 2019
	Current	Non-current	Total
Assets
Total financial assets	793,613,145	463,840,289	1,257,453,434
Non-current assets held for sale	1,357,026	-	1,357,026
Investments in associated companies	-	7,635,612	7,635,612
Premises and equipment, net	-	14,659,222	14,659,222
Intangible assets and goodwill, net	-	14,724,647	14,724,647
Taxes to be offset	11,569,545	4,116,256	15,685,801
Deferred income tax assets	-	59,570,055	59,570,055
Other assets	7,042,105	399,783	7,441,888
Total non-financial assets	19,968,676	101,105,575	121,074,251
Total assets	813,581,821	564,945,864	1,378,527,685

Liabilities
Total financial liabilities	823,582,682	356,462,167	1,180,044,849
Other reserves	5,525,041	19,714,888	25,239,929
Current income tax liabilities	2,595,277	-	2,595,277
Deferred income tax assets	-	1,080,603	1,080,603
Other liabilities	31,246,562	2,776,891	34,023,453
Total non-financial liabilities	39,366,880	23,572,382	62,939,262
Total equity	-	135,543,574	135,543,574
Total equity and liabilities	862,949,562	515,578,123	1,378,527,685

F-76 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.5.	Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

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

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the spreads of credit that vary between 2% and 9%.

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

Bradesco F-77

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	209,599,900	6,345,101	3	215,945,004
Corporate debt and marketable equity securities	12,413,353	3,956,920	319,431	16,689,704
Bank debt securities	1,717,037	8,951,480	-	10,668,517
Mutual funds	6,516,477	-	-	6,516,477
Foreign governments securities	626,079	-	-	626,079
Brazilian sovereign bonds	725,515	-	-	725,515
Financial assets at fair value through profit or loss	231,598,361	19,253,501	319,434	251,171,296
Derivative financial instruments (assets)	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Derivatives	71,281	6,273,607	(227,177)	6,117,711
Brazilian government securities	143,467,979	-	30,463	143,498,442
Corporate debt securities	1,128,700	3,627,146	138,187	4,894,033
Bank debt securities	5,576,877	496,598	53,830	6,127,305
Brazilian sovereign bonds	9,572,373	-	-	9,572,373
Foreign governments securities	6,508,218	-	-	6,508,218
Mutual funds	2,950,583	-	-	2,950,583
Marketable equity securities and other stocks	11,153,243	1,104,155	33,623	12,291,021
Financial assets at fair value through other comprehensive income	180,357,973	5,227,899	256,103	185,841,975
Total	412,027,615	30,755,007	348,360	443,130,982

	R$ thousand
	On December 31, 2019
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	195,987,017	4,848,858	3	200,835,878
Corporate debt and marketable equity securities	7,911,149	4,772,477	707,392	13,391,018
Bank debt securities	1,466,695	13,517,702	-	14,984,397
Mutual funds	5,518,833	-	-	5,518,833
Foreign governments securities	471,153	-	-	471,153
Brazilian sovereign bonds	47,308	-	-	47,308
Financial assets at fair value through profit or loss	211,402,155	23,139,037	707,395	235,248,587
Derivative financial instruments (assets)	107,388	14,392,323	11,479	14,511,190
Derivative financial instruments (liabilities)	(52,334)	(14,152,623)	(39,126)	(14,244,083)
Derivatives	55,054	239,700	(27,647)	267,107
Brazilian government securities	161,031,769	-	35,132	161,066,901
Corporate debt securities	2,344,002	2,541,288	600,387	5,485,677
Bank debt securities	5,098,002	414,477	-	5,512,479
Brazilian sovereign bonds	1,746,932	-	-	1,746,932
Foreign governments securities	6,454,894	-	-	6,454,894
Mutual funds	2,231,810	-	-	2,231,810
Marketable equity securities and other stocks	7,192,221	2,638,655	120,441	9,951,317
Financial assets at fair value through other comprehensive income	186,099,630	5,594,420	755,960	192,450,010
Total	397,556,839	28,973,157	1,435,708	427,965,704

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

F-78 IFRS – International Financial Reporting Standards – 2020

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

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2020 and 2019:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivatives	Liabilities Derivatives	Total

Balance on December 31, 2018	418,561	3,508,546	36,595	(23,901)	3,939,801
Included in profit or loss	(31,773)	(66,250)	-	-	(98,023)
Included in other comprehensive income	-	(226,873)	-	-	(226,873)
Acquisitions	132,408	318,623	-	(15,225)	435,806
Write-offs	(396,260)	(2,869,742)	(25,116)	-	(3,291,118)
Maturities	-	(21,680)	-	-	(21,680)
Transfer levels (1)	584,459	113,336	-	-	697,795
Balance on December 31, 2019	707,395	755,960	11,479	(39,126)	1,435,708
Included in profit or loss	10,571	(322,991)	-	-	(312,420)
Included in other comprehensive income	-	47,606	-	-	47,606
Acquisitions	54,015	90,000	7,816	(207,346)	(55,515)
Write-offs	(106,643)	(172,135)	-	-	(278,778)
Maturities	(8,902)	(1,502)	-	-	(10,404)
Transfer with categories	(27,152)	27,152	-	-	-
Transfer levels (1)	(309,850)	(167,987)	-	-	(477,837)
Balance on December 31, 2020	319,434	256,103	19,295	(246,472)	348,360

(1) These papers were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the papers are transferred from level 3 to level 2.

Bradesco F-79

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2020, 2019 and 2018:

	R$ thousand
	Year ended December 31, 2020
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	9,230	92,123	101,353
Net trading gains/(losses) realized and unrealized	1,341	(367,508)	(366,167)
Total	10,571	(275,385)	(264,814)

	R$ thousand
	Year ended December 31, 2019
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	54,132	18,114	72,246
Net trading gains/(losses) realized and unrealized	(85,905)	(311,237)	(397,142)
Total	(31,773)	(293,123)	(324,896)

	R$ thousand
	Year ended December 31, 2018
	Financial assets held for trading	Financial assets available for sale	Total

Interest and similar income	8,415	79,579	87,994
Net trading gains/(losses) realized and unrealized	15,727	(454,243)	(438,516)
Total	24,142	(374,664)	(350,522)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2020
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(25)	(3,672)	(6,971)	(4)	(504)	(992)
Price indexes	(4)	(83)	(165)	-	-	-
Equities	(582)	(14,548)	(29,097)	(185)	(4,623)	(9,246)

	R$ thousand
	On December 31, 2019
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(44)	(6,489)	(12,504)	(12)	(1,798)	(3,436)
Price indexes	(10)	(383)	(761)	-	-	-
Equities	(2,019)	(50,472)	(100,944)	(978)	(24,456)	(48,913)

(1) Values net of taxes.

F-80 IFRS – International Financial Reporting Standards – 2020

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

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$5.23 was used, while for a 1-year fixed interest rate of 2.86%, a 2.87% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$6.47 was used, while for a 1-year fixed interest rate of 2.86%, a 3.57% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.18 a scenario of R$7.77 was used, while for a 1-year fixed interest rate of 2.86%, a 4.29% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

Bradesco F-81

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2020
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	191,473,570	-	191,473,570	191,424,731
· Customers	-	-	478,250,100	478,250,100	473,637,358
Securities at amortized cost	105,223,797	69,644,416	9,138,672	184,006,885	179,623,894

Financial liabilities
Deposits from banks	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	54,192,090	54,192,090	53,246,232

	R$ thousand
	On December 31, 2019
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	59,091,251	-	59,091,251	59,083,791
· Customers	-	-	428,641,947	428,641,947	423,523,411
Securities at amortized cost	102,851,594	64,025,403	11,638,647	178,515,644	166,918,360

Financial liabilities
Deposits from banks	-	-	227,880,098	227,880,098	227,819,611
Deposits from customers	-	-	366,023,072	366,023,072	366,227,540
Securities issued	-	-	169,488,130	169,488,130	170,727,564
Subordinated debt	-	-	50,108,020	50,108,020	49,313,508

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

F-82 IFRS – International Financial Reporting Standards – 2020

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

3.6.	Independent Model Validation

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

3.7.	Insurance risk/underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Organization’s expectations at the time of drafting its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization’s estimates Historical experience shows that the bigger the group of contracts of similar risks, the lower the variability on the cash flows that the Organization incurs to cope with events of claims. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls, Compliance, Data Management, Organization & Project and Ombudsman, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Organization.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Organization must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR). The estimated cost of claims includes direct expenses

Bradesco F-83

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

to be incurred when settling them.

In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Organization periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization’s future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Organization’s product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with non-life insurance

The risks associated with non-life insurance include, among others:

•	Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
•	Unpredictable claims arising from an isolated risk;
•	Inaccurate pricing or inadequate underwriting of risks;
•	Inadequate reinsurance policies or risk transfer techniques; and
•	Insufficient or excessive technical provisions.

Generally, the non-life insurance underwritten by the Organization is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main non-life insurance business lines are summarized as follows:

•	Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
•	Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

Non-life insurance risk management

The Board for Risk Management monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting. The implementation of these guidelines, the treatment of claims, the reinsurances and the constitution of technical provisions for insurance purposes of these risks are carried out by the technical departments of each risk area. The Technical Departments has developed mechanisms such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

F-84 IFRS – International Financial Reporting Standards – 2020

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

Life insurance and private pension plan risk management

The Board for Risk Management monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting. The implementation of these guidelines, the processing claims and the technical reserves for insurance purposes of these risks are carried out by the Technical Department; The Technical Department has developed mechanisms, such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies.

Longevity risks are monitored in relation to the most recent data and to the trends in the environments in which the Organization operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population.

Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes.

Persistency risk is managed through frequent monitoring of the Organization’s historic experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve, when appropriate, the renewal of policies that expire.

The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

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

Bradesco F-85

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured’s behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health insurance risk

The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the Superintendent of Actuary and Statistics. The Superintendent of Actuary and Statistics has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs.

Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Risk Concentration

The Organization operates throughout the national territory, so that potential exposures to the concentration of risks are monitored by management reports where the results of the contracts sold within the scope of the business of the main product groups are observed. The table below shows the concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

Product group	R$ thousand
	On December 31
	2020	2019
Non-Life	5,421,704	5,716,063
Pension plans	26,118,492	29,518,767
Life insurance	8,275,557	8,588,733
Health	28,655,479	27,393,376

Sensitivity test

The objective of the sensitivity test is to measure the impact on the result and shareholders’ equity of the Organization, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

•	Risk-free interest rate – represents the minimum level of return expected by the Organization of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
•	Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;

F-86 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
•	Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Organization received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for life insurance and pension plans was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below.

	R$ thousand
	On December 31, 2020
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 p.p.

Total	(166,933)	(83,624)	(41,036)

For non-life, life and health insurance, the table below shows the result of the premium issued (net of reinsurance, cancellations and social security contributions), if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

Product group	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31
	2020	2019	2020	2019
Non-Life	(33,524)	(34,211)	(33,253)	(33,922)
Life	(27,073)	(31,701)	(26,967)	(31,549)
Health	(139,863)	(128,555)	(139,863)	(128,555)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Organization.

This risk may materialize in different ways, among others.

Bradesco F-87

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
•	Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
•	Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Organization performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders’ equity of the Organization in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Organization. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor’s and Moody’s. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Organization and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing all the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk. However, in Brazil this risk has relatively decreased due to current legal laws and regulations, once insurers should operate with reinsurers registered with SUSEP that are classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders’ equity consistent with amounts transferred.

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

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management’s judgment, reduces the credit risk.

F-88 IFRS – International Financial Reporting Standards – 2020

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

Operational Risk Management Process

The Organization have adopted the Three Lines of Defense model, which consists of identifying and assigning specific responsibilities to the Departments so that essential operational risk management tasks are performed in an integrated and coordinated manner. Accordingly, the following procedures are carried out:

•	Identifying, evaluate and monitor the operational risks inherent to the Organization's activities;
•	Assessing the operational risks inherent in new products and services, in order to promote their adequacy to the legislation, procedures and controls;
•	Mapping and addressing records of operational losses to make up an internal data base;
•	Provide analyses that offer quality information to Departments, aimed at improving operational risk management;
•	Evaluating the scenarios and indicators for the purposes of economic capital composition and improvement of the Organization's risk maps;
•	Assessing and calculating regulatory and economic capital needs in connection with the operational risk; and
•	Preparing reports on the operational risk and its main aspects in order to support the strategic decisions of the Organization.

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operations, in order to meet the risk appetite limits established by the Organization.

Operational Risk Measurement Methodology

In compliance with the provisions of Circular No. 3,640 of the Central Bank of Brazil, the Organization adopted the Alternative Standardized Approach to calculate the portion of assets weighted by risk related to Operational Risk (RWAopad).

In addition, the Organization uses internal data on operating losses, which are elements for determining the economic capital of operational risk based on an internal model. In this context, the Organization classifies operational risk events as:

Bradesco F-89

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Operational Risk Events
■ Internal Fraud	■ External Events
■ External Fraud	■ Information Technology
■ Human Resources	■ Processes
■ Commercial Relations	■ Interruption of Activities

Another component that is part of the calculation of economic capital, and which are used to analyze scenarios and compare operational loss events against large global banks, is external data and, therefore, the Organization makes use of the operating loss database of a worldwide consortium called Operational Riskdata Exchange (ORX).

Control and Monitoring

Operational risk is primarily controlled and followed up by an independent area, the Integrated Risk Control Department, and is supported by a number of areas that integrate the management process of this risk.

4)       Estimates and judgments

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next year. All estimates and judgments are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based in our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next year are disclosed below. The actual results may be different from those established by these estimates and judgments.

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

F-90 IFRS – International Financial Reporting Standards – 2020

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

Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the carrying value of intangible assets and goodwill (includes goodwill identified in the acquisition of associates) was impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

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

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing. Contingencies classified as Probable Loss are recorded in the Consolidated Statements of Financial Position under “Other Provisions”.

5)       Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

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

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2020, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and BAC Florida Bank.

No income from transactions with a single customers or counterparty abroad represented 10% of the Organization’s income in the period of 2020, 2019 and 2018.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

F-92 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31, 2020 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	74,335,609	22,444,253	109,663	(111,074)	96,778,451	484,720	(3,521,128)	4,687,074	98,429,117
Expenses from financial intermediation (4)	(23,937,104)	(18,341,232)	(455)	118,931	(42,159,860)	(40,645)	1,051,877	(7,427,059)	(48,575,687)
Financial margin	50,398,505	4,103,021	109,208	7,857	54,618,591	444,075	(2,469,251)	(2,739,985)	49,853,430
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	-	-	-	(25,268,087)	(104,072)	-	5,826,884	(19,545,275)
Gross income from financial intermediation	25,130,418	4,103,021	109,208	7,857	29,350,504	340,003	(2,469,251)	3,086,899	30,308,155
Other income from insurance, pension plans and capitalization bonds	-	8,074,969	-	23,773	8,098,742	-	-	-	8,098,742
Fee and commission income and income from banking fees	30,307,248	1,875,701	448,292	(203,830)	32,427,411	4,031,391	2,164,111	(13,686,459)	24,936,454
Personnel expenses	(17,714,158)	(1,903,919)	(174,340)	62	(19,792,355)	(631,755)	-	1,458,633	(18,965,477)
Other administrative expenses (5)	(19,349,706)	(1,524,278)	(340,464)	674,656	(20,539,792)	(1,442,189)	218,055	358,770	(21,405,156)
Tax expenses	(5,476,957)	(1,038,918)	(74,502)	-	(6,590,377)	(541,474)	-	1,082,949	(6,048,902)
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	98,937	16,222	-	114,888	(634,424)	-	964,394	444,858
Other operating income / expenses	(15,634,441)	(1,033,754)	102,438	(502,518)	(17,068,275)	(678,421)	87,085	4,861,111	(12,798,500)
Operating profit/(loss)	(2,737,867)	8,651,759	86,854	-	6,000,746	443,131	-	(1,873,703)	4,570,174
Non-operating income/(expense)	(284,469)	(197,204)	1,100	-	(480,573)	(14,306)	-	-	(494,879)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,508,637	(3,425,110)	(57,123)	-	11,026,404	(428,825)	-	1,361,087	11,958,666
Net income in 2020	11,486,301	5,029,445	30,831	-	16,546,577	-	-	(512,616)	16,033,961
Total assets	1,435,481,875	338,923,828	5,658,304	(135,259,892)	1,644,804,115	(9,364,134)	(44,400,937)	13,614,746	1,604,653,790
Investments in associates and joint ventures	77,091,501	1,856,796	60,271	(77,139,456)	1,869,112	5,177,598	-	340,130	7,386,840
Total liabilities	1,291,779,235	338,923,828	5,658,304	(135,259,892)	1,501,101,475	(9,364,134)	(44,400,937)	11,200,012	1,458,536,416

(1) It refers to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) It includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

Bradesco F-93

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31, 2019 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial statement of income	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	113,402,430	22,936,178	228,386	(2,651,701)	133,915,293	(818,428)	125,364	(8,915,835)	124,306,394
Expenses from financial intermediation (4)	(49,683,456)	(16,930,146)	-	2,651,701	(63,961,901)	104,508	2,404,402	2,835,005	(58,617,986)
Financial margin	63,718,974	6,006,032	228,386	-	69,953,392	(713,920)	2,529,766	(6,080,830)	65,688,408
Expected Credit Loss Associated with Credit Risk expense	(18,891,493)	-	-	-	(18,891,493)	170,961	-	4,716,005	(14,004,527)
Gross income from financial intermediation	44,827,481	6,006,032	228,386	-	51,061,899	(542,959)	2,529,766	(1,364,825)	51,683,881
Other income from insurance, pension plans and capitalization bonds	-	8,935,610	-	33,355	8,968,965	(6,840)	-	13,680	8,975,805
Fee and commission income and income from banking fees	31,135,507	2,028,371	306,865	(136,176)	33,334,567	(4,128,937)	(2,254,425)	(1,613,529)	25,337,676
Personnel expenses	(23,072,600)	(2,030,224)	(390,706)	-	(25,493,530)	710,807	-	256,405	(24,526,318)
Other administrative expenses (5)	(20,327,502)	(1,495,894)	(194,265)	611,500	(21,406,161)	1,419,119	(249,173)	(2,119,131)	(22,355,346)
Tax expenses	(6,203,188)	(1,110,470)	(72,662)	-	(7,386,320)	528,090	-	-	(6,858,230)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	276,165	8,046	-	297,132	906,399	-	(2,449)	1,201,082
Other operating income / expenses	(21,082,041)	(734,635)	99,071	(508,679)	(22,226,284)	663,471	(26,168)	2,012,421	(19,576,560)
Operating profit/(loss)	5,290,578	11,874,955	(15,265)	-	17,150,268	(450,850)	-	(2,817,428)	13,881,990
Non-operating income/(expense)	(537,428)	26,800	133	-	(510,495)	(9,583)	-	19,166	(500,912)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(4,490,945)	2,372	-	5,942,842	460,433	-	1,388,854	7,792,129
Net Income in 2019	15,184,565	7,410,810	(12,760)	-	22,582,615	-	-	(1,409,408)	21,173,207
Total assets	1,264,627,391	325,767,085	5,014,369	(186,104,068)	1,409,304,777	(8,436,501)	(41,729,208)	19,388,617	1,378,527,685
Investments in associates and joint ventures	106,628,723	2,261,867	6,603	(106,710,041)	2,187,152	5,103,609	-	344,851	7,635,612
Total liabilities	1,064,606,520	287,062,911	1,167,684	(79,394,027)	1,273,443,088	(7,333,871)	(41,729,208)	18,604,102	1,242,984,111

(1) It refers to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) It includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

F-94 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31, 2018 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial statement of income	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	110,639,034	18,612,108	256,364	(1,727,080)	127,780,426	(1,084,631)	(1,084,034)	(13,064,806)	112,546,955
Expenses from financial intermediation (4)	(52,958,441)	(13,365,526)	-	1,727,080	(64,596,887)	88,764	3,729,581	5,533,873	(55,244,669)
Financial margin	57,680,593	5,246,582	256,364	-	63,183,539	(995,867)	2,645,547	(7,530,933)	57,302,286
Expected Credit Loss Associated with Credit Risk expense	(18,319,973)	-	-	-	(18,319,973)	94,494	-	1,960,644	(16,264,835)
Gross income from financial intermediation	39,360,620	5,246,582	256,364	-	44,863,566	(901,373)	2,645,547	(5,570,289)	41,037,451
Other income from insurance, pension plans and capitalization bonds	-	8,320,676	-	39,858	8,360,534	-	-	-	8,360,534
Fee and commission income and income from banking fees	30,022,769	2,169,807	354,734	(221,722)	32,325,588	(4,578,360)	(2,527,231)	(1,388,407)	23,831,590
Personnel expenses	(18,102,452)	(1,643,734)	(239,461)	-	(19,985,647)	854,580	-	259,605	(18,871,462)
Other administrative expenses (5)	(19,126,128)	(1,609,750)	(204,736)	649,851	(20,290,763)	971,706	(119,519)	(2,243,641)	(21,682,217)
Tax expenses	(5,660,519)	(960,453)	(73,649)	-	(6,694,621)	597,722	-	-	(6,096,899)
Share of profit (loss) of unconsolidated and jointly controlled companies	6,620	206,272	(14,879)	-	198,013	1,420,804	-	61,558	1,680,375
Other operating income / expenses	(11,943,485)	(998,070)	193,794	(467,967)	(13,215,728)	891,788	1,203	4,376,193	(7,946,544)
Operating profit/(loss)	14,557,425	10,731,330	272,167	20	25,560,942	(743,133)	-	(4,504,981)	20,312,828
Non-operating income/(expense)	(929,396)	32,145	2,406	(20)	(894,865)	24,052	-	-	(870,813)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,134,166)	(4,374,553)	(72,405)	-	(5,581,124)	719,081	-	2,168,467	(2,693,576)
Net Income in 2018	12,493,863	6,388,922	202,168	-	19,084,953			(2,336,514)	16,748,439
Total assets	1,251,749,713	304,004,114	5,966,071	(175,709,936)	1,386,009,962	(8,731,352)	(89,986,505)	18,251,609	1,305,543,714
Investments in associates and joint ventures	97,416,676	2,617,258	60,894	(97,903,242)	2,191,586	5,619,603	-	314,610	8,125,799
Total liabilities	1,068,861,135	270,540,773	1,148,139	(77,806,694)	1,262,743,353	(7,630,632)	(89,986,505)	15,741,378	1,180,867,594

(1) It refers to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in accordance with IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations;

(4) It includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and

(5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

Bradesco F-95

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)       Net interest income

	R$ thousand
	Years ended December 31
	2020	2019	2018
Interest and similar income
Loans and advances to banks	6,802,466	6,874,429	9,546,878
Loans and advances to customers:
- Loans	67,443,078	67,807,238	61,949,949
- Leases	152,978	256,455	250,791
Financial assets:
- At fair value through profit or loss	13,982,931	19,436,407	17,538,227
- Fair value through other comprehensive income	13,632,071	12,567,751	16,666,298
- At amortized cost	15,698,407	13,139,371	12,120,868
Compulsory deposits with the Central Bank	2,017,605	4,304,875	3,916,299
Other financial interest income	13,835	31,179	63,829
Total	119,743,371	124,417,705	122,053,139

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(28,232)	(267,636)	(137,154)
- Funding in the open market	(8,423,041)	(11,784,845)	(15,094,786)
- Borrowings and onlending	(5,907,385)	(4,400,636)	(3,176,469)
Deposits from customers:
- Savings accounts	(3,049,149)	(4,568,663)	(4,646,528)
- Time deposits	(5,634,342)	(7,707,131)	(6,252,440)
Securities issued	(4,786,206)	(9,250,005)	(9,054,699)
Subordinated debt	(2,403,327)	(3,708,924)	(3,517,067)
Technical provisions for insurance, pension plans and capitalization bonds	(18,344,005)	(16,930,146)	(13,365,526)
Total	(48,575,687)	(58,617,986)	(55,244,669)

Net interest income	71,167,684	65,799,719	66,808,470

F-96 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)       Fee and commission income

	R$ thousand
	Years ended December 31
	2020	2019	2018
Fee and commission income
Credit card income	6,754,319	7,397,305	6,951,609
Current accounts	7,927,357	7,702,319	7,165,667
Collections	2,150,007	1,935,353	1,982,037
Guarantees	1,259,236	1,257,771	1,463,423
Asset management	1,348,214	1,582,733	1,525,280
Consortium management	1,921,206	1,921,082	1,683,942
Custody and brokerage services	1,200,729	1,134,630	916,083
Underwriting/ Financial Advisory Services	1,150,460	1,014,607	815,242
Payments	462,535	475,393	448,416
Other	762,391	916,483	879,891
Total	24,936,454	25,337,676	23,831,590

8)       Net gains/(losses) on financial assets and liabilities at fair value through profit or loss

	R$ thousand
	Year ended December 31
	2020	2019	2018
Fixed income securities	784,649	544,554	(1,360,349)
Derivative financial instruments	(19,188,022)	(1,197,059)	(10,543,169)
Equity securities	(183,030)	(438,412)	226,945
Total	(18,586,403)	(1,090,917)	(11,676,573)

9)       Net gains/(losses) on financial assets at fair value through other comprehensive income

	R$ thousand
	Year ended December 31
	2020	2019	2018
Fixed income securities	887,809	78,455	345,987
Equity securities	(2,608,767)	572,973	677,312
Dividends received	4,079	4,404	50,264
Total	(1,716,879)	655,832	1,073,563

10)       Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Bradesco F-97

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)       Income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2020	2019	2018
Written premiums	65,335,387	67,835,874	62,736,288
Supplemental pension plan contributions	3,390,768	3,954,904	4,441,813
Ceded coinsurance premiums	(66,647)	(62,903)	(47,232)
Refunded premiums	(179,660)	(467,546)	(769,311)
Reinsurance premiums paid	(69,347)	(68,919)	(91,463)
Written premiums net of reinsurance and coinsurance	68,410,501	71,191,410	66,270,095

Changes in the provision for insurance	(27,442,202)	(29,047,959)	(25,837,488)
Changes in the provision for private pension plans	(2,540,927)	(2,988,568)	(3,571,734)
Changes in the insurance technical provisions and pension plans	(29,983,129)	(32,036,527)	(29,409,222)

Reported indemnities	(27,333,375)	(28,009,648)	(26,463,800)
Claims expenses	(32,153)	(117,705)	(67,298)
Recovery of ceded coinsurance	150,456	160,443	117,703
Recovery of reinsurance	17,595	50,237	18,786
Salvage recoveries	530,509	589,906	491,559
Changes in the IBNR provision	(979,399)	(324,069)	(121,320)
Retained claims	(27,646,367)	(27,650,836)	(26,024,370)

Commissions on premiums	(2,779,012)	(2,728,176)	(2,655,101)
Recovery of commissions	5,073	5,855	12,411
Fees	(319,105)	(422,952)	(353,139)
Brokerage expenses - private pension plans	(133,786)	(101,626)	(125,770)
Changes in deferred commissions	24,532	(2,209)	(58,032)
Selling expenses for insurance and pension plans	(3,202,298)	(3,249,108)	(3,179,631)

Gross profit from insurance and pension plans	7,578,707	8,254,939	7,656,872

12)       Personnel expenses

	R$ thousand
	Years ended December 31
	2020	2019	2018
Salaries	(9,280,777)	(9,768,305)	(8,350,461)
Benefits	(4,659,876)	(5,911,496)	(4,383,644)
Social security charges	(3,404,017)	(3,470,191)	(2,997,889)
Employee profit sharing	(1,533,955)	(1,803,545)	(1,682,868)
Training	(86,852)	(190,031)	(166,936)
Total	(18,965,477)	(21,143,568)	(17,581,798)

F-98 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)       Other administrative expenses

	R$ thousand
	Years ended December 31
	2020	2019	2018
Outsourced services	(4,768,664)	(4,808,331)	(4,598,748)
Communication	(1,333,127)	(1,570,224)	(1,541,742)
Data processing	(2,150,048)	(2,145,226)	(2,398,676)
Advertising and marketing	(1,052,083)	(1,300,468)	(1,136,062)
Asset maintenance	(1,299,441)	(1,231,596)	(1,112,508)
Financial system	(1,119,697)	(1,135,964)	(1,009,209)
Rental (1)	(142,448)	(180,648)	(1,142,408)
Security and surveillance	(698,206)	(744,036)	(748,577)
Transport	(651,238)	(773,208)	(749,685)
Water, electricity and gas	(373,056)	(440,613)	(412,789)
Advances to FGC (Deposit Guarantee Association)	(588,093)	(433,369)	(408,335)
Supplies	(139,371)	(191,362)	(216,768)
Travel	(77,433)	(302,170)	(286,731)
Other	(1,091,221)	(1,232,363)	(1,111,724)
Total	(15,484,126)	(16,489,578)	(16,873,962)

(1) As of January 1, 2019, the IFRS 16 standard changed the accounting for leases, eliminating rental expenses and instead requiring the recognition of depreciation of the right-of-use asset (underlying assets) and interest expense on the leases (Notes 2h, 27 and 37).

14)       Depreciation and amortization

	R$ thousand
	Years ended December 31
	2020	2019	2018
Amortization expenses	(2,960,924)	(3,128,385)	(3,348,242)
Depreciation expenses	(2,960,106)	(2,737,383)	(1,460,013)
Total	(5,921,030)	(5,865,768)	(4,808,255)

15)       Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2020	2019	2018
Tax expenses	(6,048,902)	(6,858,230)	(6,096,899)
Legal provision	(2,016,778)	(4,435,942)	(1,836,429)
Income from sales of non-current assets, investments, and property and equipment, net	(239,606)	(344,627)	(614,895)
Card marketing expenses	(2,858,522)	(3,207,559)	(3,381,586)
Other (1)	(7,658,438)	(14,751,228)	(3,570,449)
Total	(18,822,246)	(29,597,586)	(15,500,258)

(1) In the year ended December 31, 2020, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$320,726 thousand (R$519,749 thousand in 2019 and R$162 thousand in 2018); software/hardware, in the amount of R$258,998 thousand (R$222,024 thousand in 2019 and R$386,265 thousand in 2018); and investment goodwill, in the amount of R$726,419 thousand (R$255,301 thousand in 2019 and there were no impairment losses in 2018); (ii) expenses with provision for restructuring, in the amount of R$980,978 thousand, mainly related to the branch network and staff and other provisions in the amount of R$102,200 thousand (R$696,469 thousand in 2019). In the year ended December 31, 2019, it also included expenses with provision for contingencies, related to FCVS, in the amount of R$342,155 thousand.

Bradesco F-99

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)       Income tax and social contribution

a)	Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2020	2019	2018
Income before income tax and social contribution	4,075,295	13,381,078	19,442,015
Total burden of income tax and social contribution at the current rates (Note 2t)	(1,833,883)	(5,352,431)	(8,748,907)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	200,186	480,433	756,169
Interest on shareholders’ equity	2,496,587	2,949,143	3,284,368
Other amounts (1)	11,095,776	9,714,984	2,014,794
Income tax and social contribution for the period	11,958,666	7,792,129	(2,693,576)
Effective rate	293.4%	58.2%	13.9%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount of R$10,047,819 thousand (R$934,897 thousand in 2019 and R$3,735,509 thousand in 2018); (ii) in 2019 the amount of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment no. 103 enacted in November 2019; (iii) the equalization of the effective rate of non-bank financial companies and companies in the insurance industry, as of 2020, and of non-financial companies, in relation to that shown; and (iv) the deductions encouraged.

b)	Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2020	2019	2018
Current taxes:
Income tax and social contribution payable	(4,632,251)	(7,097,696)	(7,623,800)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	5,863,870	13,686,499	3,254,601
Use of opening balances of:
Social contribution loss	(63,150)	(107,984)	(313,223)
Income tax loss	(79,842)	(186,773)	(343,791)
Addition on:
Social contribution loss	4,813,120	1,174,988	870,717
Income tax loss	6,056,919	323,095	1,461,920
Total deferred tax expense	16,590,917	14,889,825	4,930,224
Income taxes	11,958,666	7,792,129	(2,693,576)

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized / Decrease	Balance on December 31, 2020
Provisions for credit losses	39,656,446	11,625,279	(5,531,450)	45,750,275
Provision for contingencies	10,462,850	1,803,110	(1,842,064)	10,423,896
Impairment of securities and investments	2,789,316	1,607,701	(646,514)	3,750,503
Adjustment to fair value of securities	1,346,668	633,811	(989,410)	991,069
Other	6,376,906	3,611,893	(3,417,972)	6,570,827
Total deductible taxes on temporary differences	60,632,186	19,281,794	(12,427,410)	67,486,570
Income tax and social contribution losses in Brazil and overseas	7,882,821	10,870,039	(142,992)	18,609,868
Total deferred tax assets (1)	68,515,007	30,151,833	(12,570,402)	86,096,438
Deferred tax liabilities (1)	10,025,555	3,071,916	(2,735,645)	10,361,826
Net deferred taxes (1)	58,489,452	27,079,917	(9,834,757)	75,734,612

F-100 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2018	Amount recorded (2)	Realized / Decrease	Balance on December 31, 2019
Provisions for credit losses	31,642,800	14,212,786	(6,199,140)	39,656,446
Provision for contingencies	7,534,723	4,790,532	(1,862,405)	10,462,850
Impairment of securities and investments	1,889,028	1,967,811	(1,067,523)	2,789,316
Adjustment to fair value of securities	2,198,742	1,339,401	(2,191,475)	1,346,668
Other	3,336,145	5,025,820	(1,985,059)	6,376,906
Total deductible taxes on temporary differences	46,601,438	27,336,350	(13,305,602)	60,632,186
Income tax and social contribution losses in Brazil and overseas	6,679,495	1,498,083	(294,757)	7,882,821
Total deferred tax assets (1)	53,280,933	28,834,433	(13,600,359)	68,515,007
Deferred tax liabilities (1)	5,798,953	5,011,070	(784,468)	10,025,555
Net deferred taxes (1)	47,481,980	23,823,363	(12,815,891)	58,489,452

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position by taxable entity, and were R$9,112,176 thousand in 2020 (R$8,944,952 thousand in 2019); and

(2) It includes the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks’ net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November 2019.

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2021	9,037,091	7,077,160	207,207	167,457	16,488,915
2022	8,600,523	6,801,509	177,515	144,305	15,723,852
2023	8,412,841	6,568,376	252,134	203,715	15,437,066
2024	7,423,699	5,892,039	207,162	184,877	13,707,777
2025	3,410,326	2,530,929	1,607,787	1,294,024	8,843,066
2026	821,069	652,097	2,060,938	1,716,355	5,250,459
2027	138,800	109,690	2,285,541	1,896,055	4,430,086
2028	5,789	4,632	2,214,619	1,828,733	4,053,773
2029	-	-	836,633	1,324,811	2,161,444
Total	37,850,138	29,636,432	9,849,536	8,760,332	86,096,438

e)	Deferred tax liabilities

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on December 31, 2020
Fair value adjustment to securities and derivative financial instruments	8,732	890,275	(8,732)	890,275
Difference in depreciation	237,400	15,080	(19,632)	232,848
Judicial deposit	2,154,003	113,429	(82,569)	2,184,863
Other	2,579,556	193,260	(110,597)	2,662,219
Total deferred liabilities on temporary exclusions	4,979,691	1,212,044	(221,530)	5,970,205
Adjustment to fair value of available-for-sale securities	5,045,864	1,859,872	(2,514,115)	4,391,621
Total deferred tax expense	10,025,555	3,071,916	(2,735,645)	10,361,826

Bradesco F-101

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2018	Amount recorded	Realized/Decrease	Balance on December 31, 2019
Fair value adjustment to securities and derivative financial instruments	58,082	3,187	(52,537)	8,732
Difference in depreciation	242,571	3,969	(9,140)	237,400
Judicial deposit	1,841,678	326,879	(14,554)	2,154,003
Other	2,493,111	364,126	(277,681)	2,579,556
Total deferred liabilities on temporary exclusions	4,635,442	698,161	(353,912)	4,979,691
Adjustment to fair value of available-for-sale securities	1,163,511	4,557,141	(674,788)	5,045,864
Total deferred tax expense	5,798,953	5,255,302	(1,028,700)	10,025,555
F-102 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousand
	On December 31, 2020			On December 31, 2019			On December 31, 2018
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(200,532)	218,123	17,591	10,027,427	(4,231,992)	5,795,435	(512,397)	215,482	(296,915)
Exchange differences on translations of foreign operations	235,863	-	235,863	73,867	-	73,867	113,198	-	113,198
Other	(39,523)	17,930	(21,593)	(371,887)	167,349	(204,538)	(154,607)	61,843	(92,764)
Total	(4,192)	236,053	231,861	9,729,407	(4,064,643)	5,664,764	(553,806)	277,325	(276,481)

Bradesco F-103

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

17)       Earnings per share

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2020	2019 (1)	2018 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	7,560,015	10,035,723	7,916,635
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,276,847	10,987,300	8,667,280
Weighted average number of common shares outstanding (thousands)	4,428,587	4,428,587	4,428,587
Weighted average number of preferred shares outstanding (thousands)	4,407,728	4,407,728	4,407,728
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.71	2.27	1.79
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.88	2.49	1.97

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders’ Meeting held on March 10, 2020, in the proportion of one new share for every 10 shares held.

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

18)       Cash, balances with banks and cash equivalents

a)	Cash and balances with banks

	R$ thousand
	On December 31
	2020	2019
Cash and due from banks in domestic currency	17,747,628	14,802,308
Cash and due from banks in foreign currency	6,096,396	4,185,462
Compulsory deposits with the Central Bank (1)	83,757,533	90,622,337
Investments in gold	1,037	892
Total	107,602,594	109,610,999

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b)	Cash and cash equivalents

	R$ thousand
	On December 31
	2020	2019
Cash and due from banks in domestic currency	17,747,628	14,802,308
Cash and due from banks in foreign currency	6,096,396	4,185,462
Interbank investments (1)	166,975,928	42,890,831
Investments in gold	1,037	892
Total	190,820,989	61,879,493

(1) It refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$125,241,658 thousand (2019 – R$38,451,100 thousand) refers to financial assets pledged as collateral.

F-104 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)       Financial assets and liabilities at fair value through profit or loss

a)	Financial assets at fair value through profit or loss

	R$ thousand
	On December 31
	2020	2019
Financial assets (1)
Brazilian government securities	215,945,004	200,835,878
Bank debt securities	10,668,517	14,984,397
Corporate debt and marketable equity securities	16,689,704	13,391,018
Mutual funds	6,516,477	5,518,833
Brazilian sovereign bonds	725,515	47,308
Foreign governments securities	626,079	471,153
Derivative financial instruments	24,815,393	14,511,190
Total	275,986,689	249,759,777

(1) In 2020 and 2019, no reclassifications were made of Financial Assets at fair value through profit or loss for other categories of financial assets.

b)	Maturity

	R$ thousand
	On December 31
	2020	2019
Maturity of up to one year	60,438,153	22,695,708
Maturity of one to five years	165,430,418	162,184,205
Maturity of five to 10 years	28,103,378	44,090,948
Maturity of over 10 years	7,828,437	8,537,678
No stated maturity	14,186,303	12,251,238
Total	275,986,689	249,759,777

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$6,060,344 thousand on December 31, 2020 (2019 – R$8,040,216 thousand), being composed primarily of Brazilian government bonds.

Unrealized net gains/ (losses) included in securities and trading securities totaled R$5,284,677 thousand on December 31, 2020 (2019 – R$1,386,484 thousand). Net variation in unrealized gains/(losses) from trading securities totaled R$3,898,193 thousand in 2020 (2019 – R$2,453,078 thousand).

c)	Liabilities at fair value through profit or loss

	R$ thousand
	On December 31
	2020	2019
Derivative financial instruments	18,697,682	14,244,083
Total	18,697,682	14,244,083

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

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

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

F-106 IFRS – International Financial Reporting Standards – 2020

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

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	On December 31 - R$ thousand
	2020					2019
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	84,467,021	-	24,535	-	24,535	140,426,077		20,290	-	20,290
- Interbank market	40,651,059	-	10,050	-	10,050	108,149,874	-	12,659	-	12,659
- Foreign currency	39,875,542	-	10,832	-	10,832	30,351,663	-	5,560	-	5,560
- Other	3,940,420	2,807,910	3,653	-	3,653	1,924,540	777,414	2,071	-	2,071
Sale commitments:	316,512,537		(19,366)	-	(19,366)	231,911,105		(23,676)	-	(23,676)
- Interbank market (1)	263,958,439	223,307,380	(15,899)	-	(15,899)	153,544,202	45,394,328	(18,640)	-	(18,640)
- Foreign currency (2)	51,421,588	11,546,046	(1,371)	-	(1,371)	77,219,777	46,868,114	(1,840)	-	(1,840)
- Other	1,132,510	-	(2,096)	-	(2,096)	1,147,126	-	(3,196)	-	(3,196)
						-
Option contracts						-
Purchase commitments:	326,423,643		2,456,611	895,667	3,352,278	145,317,995		1,489,325	310,565	1,799,890
- Interbank market	311,472,364	-	1,504,181	193,326	1,697,507	130,179,263	-	617,942	153,980	771,922
- Foreign currency	13,878,682	-	854,484	701,089	1,555,573	14,233,062	1,019,989	808,235	131,756	939,991
- Other	1,072,597	282,563	97,946	1,252	99,198	905,670	-	63,148	24,829	87,977
Sale commitments:	331,145,703		(2,520,903)	(589,180)	(3,110,083)	253,288,998		(1,519,642)	(12,609)	(1,532,251)
- Interbank market	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)
- Foreign currency	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)	13,213,073	-	(545,433)	124,936	(420,497)
- Other	790,034	-	(261,319)	(31,212)	(292,531)	1,076,412	170,742	(82,256)	(7,362)	(89,618)
						-
Forward contracts						-
Purchase commitments:	76,011,205		4,696,246	14,818	4,711,064	16,258,721		1,428,434	1,328	1,429,762
- Interbank market	246,269	246,269	1,859	14,818	16,677	232,706	232,706	1,859	1,328	3,187
- Foreign currency	70,345,084	48,576,798	(453)	-	(453)	13,794,259	-	(251,175)	-	(251,175)
- Other	5,419,852	4,451,509	4,694,840	-	4,694,840	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	22,736,629		(132,076)	(4,678)	(136,754)	15,834,563		125,532	(2,167)	123,365

Bradesco F-107

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2020					2019
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
- Foreign currency (2)	21,768,286	-	(82,681)	-	(82,681)	15,166,560	1,372,301	107,747	-	107,747
- Other	968,343	-	(49,395)	(4,678)	(54,073)	668,003	-	17,785	(2,167)	15,618

Swap contracts
Assets (long position):	66,137,265		11,195,415	3,591,785	14,787,200	70,032,236		9,668,531	987,011	10,655,542
- Interbank market	4,095,567	-	106,827	215,527	322,354	7,703,103	3,424,228	118,969	85,416	204,385
- Fixed rate	33,427,359	19,386,846	4,160,018	26,030	4,186,048	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351
- Foreign currency	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	636,581	-	432,390	22,676	455,066	670,554	-	124,132	118,554	242,686
- Other	3,608,719	-	326,603	276,135	602,738	3,197,284	-	139,072	231,870	370,942
Liabilities (unrestricted position):	50,475,079		(10,838,073)	(2,653,090)	(13,491,163)	52,232,961		(9,044,701)	(3,161,114)	(12,205,815)
- Interbank market	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)	4,278,875	-	(179,169)	76,722	(102,447)
- Fixed rate	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	836,307	199,726	(536,192)	(48,393)	(584,585)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)
Total	1,273,909,082		4,862,389	1,255,322	6,117,711	925,302,656		2,144,093	(1,876,986)	267,107

Derivatives include operations maturing in D+1.
(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$128,431,775 thousand (in December 2019 – R$76,405,734 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$12,942,667 thousand (in December 2019 – R$21,015,183 thousand (Note 20 (iv));
(2) It includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$29,678,043 thousand (in December 2019 – R$64,376,717 thousand), contemplating the capital reduction carried out in the first half of 2020, in the amount of R$59,546,684 thousand; and
(3) It reflects the net balance between the Asset and Liability position.

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

F-108 IFRS – International Financial Reporting Standards – 2020

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

	On December 31 - R$ thousand
	2020	2019
Risk received in credit Swaps:	3,872,939	3,894,982
- Debt securities issued by companies	1,024,244	791,045
- Bonds of the Brazilian public debt	2,580,026	3,056,778
- Bonds of foreign public debt	268,669	47,159
Risk transferred in credit Swaps:	(1,304,372)	(1,108,443)
- Brazilian public debt derivatives	(332,589)	(181,382)
- Foreign public debt derivatives	(971,783)	(927,061)
Total net credit risk value	2,568,567	2,786,539
Effect on Shareholders' Equity	105,226	84,382
Remuneration on the counterparty receiving the risk	(26,462)	(11,945)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

The Organization has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (2)	128,431,775	126,398,921	(316,082)	(173,845)
Total in 2020	141,374,442	139,596,638	(215,968)	(118,782)
*
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in 2019	97,420,917	97,069,508	119,653	65,809

(1) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2025, making the cash flow fixed; and

(2) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2023, making the cash flow fixed.

Bradesco F-109

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(75,173) thousand.

There were no gains/(losses) related to the inefficiency of the cash flow hedge recorded in the statement of income in the years ended on December 2020 and 2019.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total in 2020	4,839,546	2,570,621	(576,303)	(316,967)
*
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in 2019	1,919,177	925,820	(388,674)	(213,771)

(1) Whose functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

For the next 12 months, the gains/(losses) related to the inefficiency of the hedge of investments abroad, which we expect to recognize in the result, amount to R$307 thousand.

The gains/(losses) related to the inefficiency of the hedge of investments abroad, recorded in income accounts, in the year ended on December 31, 2020 was R$(12,697) thousand (2019 R$(15,750) thousand).

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

Offsetting of financial assets and liabilities

In accordance with IFRS 7, Bradesco must present the amounts related to financial instruments subject to master clearing agreements or similar agreements. A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

F-110 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents financial assets and liabilities subject to settlement:

	R$ thousand
	On December 31, 2020			On December 31, 2019
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	179,729,420	-	179,729,420	48,278,561	-	48,278,561
Derivative financial instruments	24,815,393	-	24,815,393	14,511,191	-	14,511,191

Financial liabilities
Securities sold under agreements to repurchase	217,108,353	-	217,108,353	174,100,023	-	174,100,023
Derivative financial instruments	18,697,682	-	18,697,682	14,244,083	-	14,244,083

On December 31, 2020 and 2019, Bradesco does not offset any financial assets and financial liabilities in its Statement of Financial Position.

21)       Financial assets at fair value through other comprehensive income

a)	Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	134,289,029	9,310,390	(100,977)	143,498,442
Corporate debt securities	4,828,945	162,121	(97,033)	4,894,033
Bank debt securities	6,637,552	745,867	(1,256,114)	6,127,305
Brazilian sovereign bonds	9,222,104	608,077	(257,808)	9,572,373
Foreign governments securities	6,501,034	7,184	-	6,508,218
Mutual funds	2,939,361	14,770	(3,548)	2,950,583
Marketable equity securities and other stocks	9,895,440	2,631,980	(236,399)	12,291,021
Balance on December 31, 2020 (1)	174,313,465	13,480,389	(1,951,879)	185,841,975

Brazilian government securities	149,536,012	11,531,621	(732)	161,066,901
Corporate debt securities	5,293,589	318,798	(126,710)	5,485,677
Bank debt securities	5,606,859	534,907	(629,287)	5,512,479
Brazilian sovereign bonds	1,696,120	69,616	(18,804)	1,746,932
Foreign governments securities	6,449,559	5,335	-	6,454,894
Mutual funds	2,236,877	10,049	(15,116)	2,231,810
Marketable equity securities and other stocks	8,938,066	1,069,846	(56,595)	9,951,317
Balance on December 31, 2019	179,757,082	13,540,172	(847,244)	192,450,010

(1) In June 2020, Management decided to reclassify the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$20,009,471 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes in the amount of R$1,794,263 thousand.

Bradesco F-111

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Maturity

	R$ thousand
	On December 31, 2020		On December 31, 2019
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	60,234,322	59,892,379	33,240,423	33,247,822
From 1 to 5 years	64,073,593	67,388,842	97,066,063	101,397,630
From 5 to 10 years	14,913,201	15,784,368	21,003,150	22,423,476
Over 10 years	22,257,548	27,534,782	17,272,504	23,197,955
No stated maturity	12,834,801	15,241,604	11,174,942	12,183,127
Total	174,313,465	185,841,975	179,757,082	192,450,010

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$35,548,882 thousand on December 31, 2020 (2019 – R$71,964,109 thousand), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	9,895,440	2,395,581	12,291,021
Total in December 31, 2020	9,895,440	2,395,581	12,291,021

The Organization adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)	Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2018	14,712	162,061	160,733	337,506
New assets originated or purchased/Assets settled or paid	25,128	(149,362)	(14,810)	(139,044)
Expected loss of financial assets at FVOCI on December 31, 2019	39,840	12,699	145,923	198,462
Transferred to Stage 1	-	(306)	-	(306)
Transferred to Stage 2	(1,088)	-	-	(1,088)
Transfer from Stage 1	-	1,088	-	1,088
Transfer from Stage 2	306	-	-	306
New assets originated or purchased/Assets settled or paid	58,906	(10,305)	(137,159)	(88,558)
Expected loss of financial assets to VJORA on December 31, 2020	97,964	3,176	8,764	109,904

22)       Loans and advances to financial institutions

	R$ thousand
	On December 31
	2020	2019
Repurchase agreements (1)	179,729,419	48,278,561
Loans to financial institutions	11,696,244	10,849,695
Expected credit loss	(932)	(44,465)
Total	191,424,731	59,083,791

(1) In 2020, it included investments in repo operations given in guarantee, in the amount of R$125,241,658 thousand (2019 - R$38,451,100 thousand).

F-112 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)       Loans and advances to customers

	R$ thousand
	On December 31
	2020	2019
Companies	256,810,316	226,976,385
Financing and On-lending	108,461,841	104,138,378
Financing and export	51,461,844	47,484,556
Housing loans	18,538,907	16,822,185
Onlending BNDES/Finame	16,691,762	16,643,236
Vehicle loans	13,589,893	12,040,355
Import	5,696,949	8,398,252
Leases	2,482,486	2,749,794
Borrowings	140,384,792	111,327,898
Working capital	91,405,458	57,887,358
Rural loans	4,956,707	5,525,886
Other	44,022,627	47,914,654
Limit operations (1)	7,963,683	11,510,109
Credit card	3,966,504	4,000,712
Overdraft for corporates/Individuals	3,997,179	7,509,397

Individuals	256,406,447	230,415,990
Financing and On-lending	93,134,830	78,615,264
Housing loans	59,064,431	44,175,642
Vehicle loans	27,818,022	28,350,727
Onlending BNDES/Finame	6,105,589	5,872,331
Other	146,788	216,564
Borrowings	118,655,689	105,427,418
Payroll-deductible loans	69,897,126	63,144,951
Personal credit	24,033,559	24,338,888
Rural loans	8,419,040	8,543,433
Other	16,305,964	9,400,146
Limit operations (1)	44,615,928	46,373,308
Credit card	41,229,795	41,353,388
Overdraft for corporates/Individuals	3,386,133	5,019,920
Total portfolio	513,216,763	457,392,375

(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	On December 31
	2020	2019
Gross investments in financial leases receivable:
Up to one year	1,013,244	1,076,955
From one to five years	1,489,536	1,658,449
Over five years	143,658	122,111
Impairment loss on finance leases	(70,468)	(160,382)
Net investment	2,575,970	2,697,133

Net investments in finance leases:
Up to one year	987,530	1,012,714
From one to five years	1,446,058	1,563,529
Over five years	142,382	120,890
Total	2,575,970	2,697,133

Bradesco F-113

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the gross book value of loans and advances to customers

Stage 1	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	193,236,364	(2,206,226)	(1,490,046)	330,715	67,187	(9,770,601)	149,850,120	(112,456,390)	-	217,561,123
- Financing	91,632,329	(1,266,291)	(1,000,667)	99,463	41,167	(4,828,945)	48,408,504	(38,854,293)	-	94,231,267
- Borrowings	91,448,563	(543,880)	(294,077)	193,710	21,172	(4,941,656)	99,438,789	(68,522,416)	-	116,800,205
- Revolving	10,155,472	(396,055)	(195,302)	37,542	4,848	-	2,002,827	(5,079,681)	-	6,529,651
Individuals	199,384,196	(14,601,213)	(4,693,118)	1,217,269	580,355	(14,887,045)	105,059,308	(76,820,588)	-	195,239,164
- Financing	72,998,157	(5,142,405)	(587,237)	492,025	25,325	(8,377,986)	41,562,050	(19,637,553)	-	81,332,376
- Borrowings	88,176,321	(6,647,911)	(1,926,044)	456,863	13,417	(6,509,059)	55,442,719	(49,792,950)	-	79,213,356
- Revolving	38,209,718	(2,810,897)	(2,179,837)	268,381	541,613	-	8,054,539	(7,390,085)	-	34,693,432
Total	392,620,560	(16,807,439)	(6,183,164)	1,547,984	647,542	(24,657,646)	254,909,428	(189,276,978)	-	412,800,287

Stage 2	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	13,106,024	(330,715)	(1,385,968)	2,206,226	77,803	(2,378,718)	8,504,101	(5,838,387)	-	13,960,366
- Financing	5,732,352	(99,463)	(693,154)	1,266,291	57,520	(1,380,199)	2,906,774	(911,790)	-	6,878,331
- Borrowings	6,758,152	(193,710)	(630,399)	543,880	17,128	(998,519)	5,352,796	(4,519,348)	-	6,329,980
- Revolving	615,520	(37,542)	(62,415)	396,055	3,155	-	244,531	(407,249)	-	752,055
Individuals	19,594,715	(1,217,269)	(2,071,615)	14,601,213	794,308	(12,773,924)	29,573,277	(10,477,173)	-	38,023,532
- Financing	4,567,302	(492,025)	(220,419)	5,142,405	140,369	(5,444,290)	8,404,759	(1,442,111)	-	10,655,990
- Borrowings	12,019,579	(456,863)	(1,161,812)	6,647,911	62,719	(7,329,634)	20,588,030	(7,587,442)	-	22,782,488
- Revolving	3,007,834	(268,381)	(689,384)	2,810,897	591,220	-	580,488	(1,447,620)	-	4,585,054
Total	32,700,739	(1,547,984)	(3,457,583)	16,807,439	872,111	(15,152,642)	38,077,378	(16,315,560)	-	51,983,898

F-114 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	20,633,998	(67,187)	(77,803)	1,490,046	1,385,968	(2,680,887)	14,626,196	(4,801,095)	(5,220,409)	25,288,827
- Financing	6,773,700	(41,167)	(57,520)	1,000,667	693,154	(1,211,218)	2,056,572	(584,841)	(1,277,104)	7,352,243
- Borrowings	13,121,182	(21,172)	(17,128)	294,077	630,399	(1,469,669)	12,159,563	(3,896,608)	(3,546,037)	17,254,607
- Revolving	739,116	(4,848)	(3,155)	195,302	62,415	-	410,061	(319,646)	(397,268)	681,977
Individuals	11,437,078	(580,355)	(794,308)	4,693,118	2,071,615	(3,953,496)	19,547,102	2,528,559	(11,805,562)	23,143,751
- Financing	1,049,805	(25,325)	(140,369)	587,237	220,419	(813,396)	1,085,403	(376,824)	(440,486)	1,146,464
- Borrowings	5,231,519	(13,417)	(62,719)	1,926,044	1,161,812	(3,140,100)	16,349,733	1,491,101	(6,284,128)	16,659,845
- Revolving	5,155,754	(541,613)	(591,220)	2,179,837	689,384	-	2,111,966	1,414,282	(5,080,948)	5,337,442
Total	32,071,076	(647,542)	(872,111)	6,183,164	3,457,583	(6,634,383)	34,173,298	(2,272,536)	(17,025,971)	48,432,578

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2019	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	226,976,386	(14,830,206)	172,980,417	(123,095,872)	(5,220,409)	256,810,316
- Financing	104,138,381	(7,420,362)	53,371,850	(40,350,924)	(1,277,104)	108,461,841
- Borrowings	111,327,897	(7,409,844)	116,951,148	(76,938,372)	(3,546,037)	140,384,792
- Revolving	11,510,108	-	2,657,419	(5,806,576)	(397,268)	7,963,683
Individuals	230,415,989	(31,614,465)	154,179,687	(84,769,202)	(11,805,562)	256,406,447
- Financing	78,615,264	(14,635,672)	51,052,212	(21,456,488)	(440,486)	93,134,830
- Borrowings	105,427,419	(16,978,793)	92,380,482	(55,889,291)	(6,284,128)	118,655,689
- Revolving	46,373,306	-	10,746,993	(7,423,423)	(5,080,948)	44,615,928
Total	457,392,375	(46,444,671)	327,160,104	(207,865,074)	(17,025,971)	513,216,763

(1) Composed of advanced settlements, maturities and changes.

Bradesco F-115

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	174,823,333	(3,530,473)	(1,047,643)	1,740,309	99,605	(14,129,128)	126,296,922	(91,016,561)	-	193,236,364
- Financing	87,491,428	(2,665,550)	(216,644)	793,644	56,979	(6,599,164)	48,322,133	(35,550,497)	-	91,632,329
- Borrowings	77,801,046	(788,067)	(771,301)	932,838	34,874	(7,529,964)	70,778,365	(49,009,228)	-	91,448,563
- Revolving	9,530,859	(76,856)	(59,698)	13,827	7,752	-	7,196,424	(6,456,836)	-	10,155,472
Individuals	164,711,763	(3,830,157)	(2,331,304)	1,939,655	323,117	(15,271,291)	126,773,073	(72,930,660)	-	199,384,196
- Financing	62,636,298	(2,196,138)	(567,081)	843,573	62,471	(8,742,813)	31,123,133	(10,161,286)	-	72,998,157
- Borrowings	69,241,572	(1,524,297)	(1,697,183)	1,027,710	154,480	(6,528,478)	62,155,926	(34,653,409)	-	88,176,321
- Revolving	32,833,893	(109,722)	(67,040)	68,372	106,166	-	33,494,014	(28,115,965)	-	38,209,718
Total	339,535,096	(7,360,630)	(3,378,947)	3,679,964	422,722	(29,400,419)	253,069,995	(163,947,221)	-	392,620,560

Stage 2	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	21,750,671	(1,740,309)	(4,150,902)	3,530,473	604,824	(1,537,738)	5,702,723	(11,053,718)	-	13,106,024
- Financing	11,855,797	(793,644)	(3,637,599)	2,665,550	183,776	(640,153)	768,132	(4,669,507)	-	5,732,352
- Borrowings	9,449,412	(932,838)	(510,021)	788,067	415,621	(897,585)	4,445,528	(6,000,032)	-	6,758,152
- Revolving	445,462	(13,827)	(3,282)	76,856	5,427	-	489,063	(384,179)	-	615,520
Individuals	15,354,577	(1,939,655)	(1,100,985)	3,830,157	622,122	(1,616,061)	11,754,505	(7,309,945)	-	19,594,715
- Financing	4,130,401	(843,573)	(292,952)	2,196,138	70,757	(550,578)	693,061	(835,952)	-	4,567,302
- Borrowings	9,122,134	(1,027,710)	(691,602)	1,524,297	479,625	(1,065,483)	8,288,437	(4,610,119)	-	12,019,579
- Revolving	2,102,042	(68,372)	(116,431)	109,722	71,740	-	2,773,007	(1,863,874)	-	3,007,834
Total	37,105,248	(3,679,964)	(5,251,887)	7,360,630	1,226,946	(3,153,799)	17,457,228	(18,363,663)	-	32,700,739

F-116 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	22,370,956	(99,605)	(604,824)	1,047,643	4,150,902	(552,471)	4,249,360	(3,941,465)	(5,986,498)	20,633,998
- Financing	6,325,568	(56,979)	(183,776)	216,644	3,637,599	(237,542)	422,843	(1,756,639)	(1,594,018)	6,773,700
- Borrowings	15,363,975	(34,874)	(415,621)	771,301	510,021	(314,929)	3,175,691	(1,928,627)	(4,005,755)	13,121,182
- Revolving	681,413	(7,752)	(5,427)	59,698	3,282	-	650,826	(256,199)	(386,725)	739,116
Individuals	12,481,355	(323,117)	(622,122)	2,331,304	1,100,985	(1,010,738)	6,655,466	1,502,563	(10,678,618)	11,437,078
- Financing	1,094,697	(62,471)	(70,757)	567,081	292,952	(372,611)	215,265	(117,483)	(496,868)	1,049,805
- Borrowings	5,604,645	(154,480)	(479,625)	1,697,183	691,602	(638,127)	2,679,383	1,146,472	(5,315,534)	5,231,519
- Revolving	5,782,013	(106,166)	(71,740)	67,040	116,431	-	3,760,818	473,574	(4,866,216)	5,155,754
Total	34,852,311	(422,722)	(1,226,946)	3,378,947	5,251,887	(1,563,209)	10,904,826	(2,438,902)	(16,665,116)	32,071,076

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2018	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	218,944,960	(16,219,337)	136,249,005	(106,011,744)	(5,986,498)	226,976,386
Financing and on-lending	105,672,793	(7,476,859)	49,513,108	(41,976,643)	(1,594,018)	104,138,381
Borrowings	102,614,433	(8,742,478)	78,399,584	(56,937,887)	(4,005,755)	111,327,897
Revolving	10,657,734	-	8,336,313	(7,097,214)	(386,725)	11,510,108
Individuals	192,547,695	(17,898,090)	145,183,044	(78,738,042)	(10,678,618)	230,415,989
Financing and on-lending	67,861,396	(9,666,002)	32,031,459	(11,114,721)	(496,868)	78,615,264
Borrowings	83,968,351	(8,232,088)	73,123,746	(38,117,056)	(5,315,534)	105,427,419
Revolving	40,717,948	-	40,027,839	(29,506,265)	(4,866,216)	46,373,306
Total	411,492,655	(34,117,427)	281,432,049	(184,749,786)	(16,665,116)	457,392,375

(1) Composed of advanced settlements, maturities and changes.

Bradesco F-117

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of expected losses from loans and advances to customers

Stage 1	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	5,248,063	(123,246)	(75,367)	60,005	61,068	(903,698)	3,371,617	(2,980,502)	-	4,657,940
- Financing	1,705,068	(49,907)	(27,696)	16,574	31,255	(333,242)	658,126	(565,632)	-	1,434,546
- Borrowings	3,176,569	(53,547)	(37,344)	39,733	22,403	(570,456)	2,410,885	(2,239,660)	-	2,748,583
- Revolving	366,426	(19,792)	(10,327)	3,698	7,410	-	302,606	(175,210)	-	474,811
Individuals	7,818,574	(697,750)	(395,724)	131,913	735,688	(528,786)	1,675,794	(2,476,657)	-	6,263,052
- Financing	939,390	(119,136)	(18,889)	63,780	9,837	(269,484)	497,334	(338,900)	-	763,932
- Borrowings	2,253,045	(210,380)	(79,140)	28,887	8,422	(259,302)	1,653,102	(1,316,920)	-	2,077,714
- Revolving	4,626,139	(368,234)	(297,695)	39,246	717,429	-	(474,642)	(820,837)	-	3,421,406
Total	13,066,637	(820,996)	(471,091)	191,918	796,756	(1,432,484)	5,047,411	(5,457,159)	-	10,920,992

Stage 2	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	1,890,105	(60,005)	(265,984)	123,246	38,907	(204,168)	1,255,949	(1,232,383)	-	1,545,667
- Financing	216,936	(16,574)	(37,785)	49,907	17,910	(16,975)	346,847	(60,772)	-	499,494
- Borrowings	1,610,244	(39,733)	(221,113)	53,547	15,372	(187,193)	840,047	(1,133,519)	-	937,652
- Revolving	62,925	(3,698)	(7,086)	19,792	5,625	-	69,055	(38,092)	-	108,521
Individuals	2,745,182	(131,913)	(421,879)	697,750	538,366	15,143	4,766,938	(1,414,664)	-	6,794,923
- Financing	603,412	(63,780)	(29,919)	119,136	62,383	400,501	2,185,389	(172,335)	-	3,104,787
- Borrowings	1,647,973	(28,887)	(246,523)	210,380	36,954	(385,358)	2,714,098	(1,009,214)	-	2,939,423
- Revolving	493,797	(39,246)	(145,437)	368,234	439,029	-	(132,549)	(233,115)	-	750,713
Total	4,635,287	(191,918)	(687,863)	820,996	577,273	(189,025)	6,022,887	(2,647,047)	-	8,340,590

F-118 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	12,248,924	(61,068)	(38,907)	75,367	265,984	298,005	8,314,816	(1,566,331)	(5,220,409)	14,316,381
- Financing	2,996,708	(31,255)	(17,910)	27,696	37,785	970,922	1,224,427	123,928	(1,277,104)	4,055,197
- Borrowings	8,700,237	(22,403)	(15,372)	37,344	221,113	(672,917)	6,627,728	(1,561,378)	(3,546,037)	9,768,315
- Revolving	551,979	(7,410)	(5,625)	10,327	7,086	-	462,661	(128,881)	(397,268)	492,869
Individuals	8,201,536	(735,688)	(538,366)	395,724	421,879	(405,497)	11,224,590	5,421,072	(11,805,562)	12,179,688
- Financing	530,122	(9,837)	(62,383)	18,889	29,919	(45,990)	589,605	16,122	(440,486)	625,961
- Borrowings	3,733,550	(8,422)	(36,954)	79,140	246,523	(359,507)	7,443,890	2,829,081	(6,284,128)	7,643,173
- Revolving	3,937,864	(717,429)	(439,029)	297,695	145,437	-	3,191,095	2,575,869	(5,080,948)	3,910,554
Total	20,450,460	(796,756)	(577,273)	471,091	687,863	(107,492)	19,539,406	3,854,741	(17,025,971)	26,496,069

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2019	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	19,387,092	(809,861)	12,942,382	(5,779,216)	(5,220,409)	20,519,988
- Financing	4,918,712	620,705	2,229,400	(502,476)	(1,277,104)	5,989,237
- Borrowings	13,487,050	(1,430,566)	9,878,660	(4,934,557)	(3,546,037)	13,454,550
- Revolving	981,330	-	834,322	(342,183)	(397,268)	1,076,201
Individuals	18,765,292	(919,140)	17,667,322	1,529,751	(11,805,562)	25,237,663
- Financing	2,072,924	85,027	3,272,328	(495,113)	(440,486)	4,494,680
- Borrowings	7,634,568	(1,004,167)	11,811,090	502,947	(6,284,128)	12,660,310
- Revolving	9,057,800	-	2,583,904	1,521,917	(5,080,948)	8,082,673
Total (1)	38,152,384	(1,729,001)	30,609,704	(4,249,465)	(17,025,971)	45,757,651

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

Bradesco F-119

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2019

Companies	3,443,204	(94,861)	(67,862)	160,068	67,150	(699,827)	3,512,364	(1,072,173)	-	5,248,063
- Financing	1,122,680	(37,774)	(8,497)	41,914	34,652	4,017	775,161	(227,085)	-	1,705,068
- Borrowings	1,945,637	(52,890)	(57,437)	116,806	23,010	(703,844)	2,515,926	(610,639)	-	3,176,569
- Revolving	374,887	(4,197)	(1,928)	1,348	9,488	-	221,277	(234,449)	-	366,426
Individuals	7,273,362	(164,394)	(157,138)	177,609	251,008	(750,372)	5,812,053	(4,623,554)	-	7,818,574
- Financing	901,119	(66,512)	(34,051)	78,516	28,735	(257,642)	476,691	(187,466)	-	939,390
- Borrowings	2,053,854	(79,136)	(107,024)	84,208	94,472	(492,730)	1,716,160	(1,016,759)	-	2,253,045
- Revolving	4,318,389	(18,746)	(16,063)	14,885	127,801	-	3,619,202	(3,419,329)	-	4,626,139
Total	10,716,566	(259,255)	(225,000)	337,677	318,158	(1,450,199)	9,324,417	(5,695,727)	-	13,066,637

Stage 2	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2019

Companies	2,547,908	(160,068)	(953,343)	94,861	212,921	(355,917)	1,218,315	(714,572)	-	1,890,105
- Financing	1,445,950	(41,914)	(835,870)	37,774	29,175	(205,170)	51,560	(264,569)	-	216,936
- Borrowings	1,047,715	(116,806)	(117,292)	52,890	178,660	(150,747)	1,117,295	(401,471)	-	1,610,244
- Revolving	54,243	(1,348)	(181)	4,197	5,086	-	49,460	(48,532)	-	62,925
Individuals	1,831,813	(177,609)	(173,561)	164,394	384,088	(100,890)	1,672,251	(855,304)	-	2,745,182
- Financing	405,730	(78,516)	(38,370)	66,512	30,577	209,080	94,304	(85,905)	-	603,412
- Borrowings	1,097,633	(84,208)	(116,067)	79,136	271,118	(309,970)	1,195,503	(485,172)	-	1,647,973
- Revolving	328,450	(14,885)	(19,124)	18,746	82,393	-	382,444	(284,227)	-	493,797
Total	4,379,721	(337,677)	(1,126,904)	259,255	597,009	(456,807)	2,890,566	(1,569,876)	-	4,635,287

F-120 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2019

Companies	10,860,724	(67,150)	(212,921)	67,862	953,343	2,832,030	1,938,037	1,863,497	(5,986,498)	12,248,924
- Financing	2,681,912	(34,652)	(29,175)	8,497	835,870	727,234	242,132	158,908	(1,594,018)	2,996,708
- Borrowings	7,635,874	(23,010)	(178,660)	57,437	117,292	2,104,796	1,162,299	1,829,964	(4,005,755)	8,700,237
- Revolving	542,938	(9,488)	(5,086)	1,928	181	-	533,606	(125,375)	(386,725)	551,979
Individuals	8,419,460	(251,008)	(384,088)	157,138	173,561	1,339,621	4,773,024	4,652,446	(10,678,618)	8,201,536
- Financing	619,474	(28,735)	(30,577)	34,051	38,370	154,279	107,267	132,861	(496,868)	530,122
- Borrowings	3,411,114	(94,472)	(271,118)	107,024	116,067	1,185,342	1,818,298	2,776,829	(5,315,534)	3,733,550
- Revolving	4,388,872	(127,801)	(82,393)	16,063	19,124	-	2,847,459	1,742,756	(4,866,216)	3,937,864
Total	19,280,184	(318,158)	(597,009)	225,000	1,126,904	4,171,651	6,711,061	6,515,943	(16,665,116)	20,450,460

Consolidated - 3 stages	R$ thousand
	Expected loss on December 31, 2018	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Loss expected on December 31, 2019

Companies	16,851,836	1,776,286	6,668,716	76,752	(5,986,498)	19,387,092
Financing and on-lending	5,250,542	526,081	1,068,853	(332,746)	(1,594,018)	4,918,712
Borrowings	10,629,226	1,250,205	4,795,520	817,854	(4,005,755)	13,487,050
Revolving	972,068	-	804,343	(408,356)	(386,725)	981,330
Individuals	17,524,635	488,359	12,257,328	(826,412)	(10,678,618)	18,765,292
Financing and on-lending	1,926,323	105,717	678,262	(140,510)	(496,868)	2,072,924
Borrowings	6,562,601	382,642	4,729,961	1,274,898	(5,315,534)	7,634,568
Revolving	9,035,711	-	6,849,105	(1,960,800)	(4,866,216)	9,057,800
Total (1)	34,376,471	2,264,645	18,926,044	(749,660)	(16,665,116)	38,152,384

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

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below, we show the probabilities assigned to each scenario and the impacts:

	On December 31, 2020 - R$ thousand
	Weighting			Constitution/ (Reversal)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**

Simulation 1	100%	-	-	(300,652)
Simulation 2	-	100%	-	(502,242)
Simulation 3	-	-	100%	1,226,712

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

Expected loss on loans and advances

	Years ended December 31 - R$ thousand
	2020	2019
Amount recorded	24,631,238	20,441,029
Amount recovered	(5,919,397)	(7,908,896)
Expected loss on loans and advances	18,711,841	12,532,133

F-122 IFRS – International Financial Reporting Standards – 2020

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

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2020	2019
Opening balance	19,030,657	17,143,212
Additional renegotiated amounts, including interest	34,683,660	20,283,735
Payments received	(19,448,835)	(13,363,684)
Write-offs	(4,508,342)	(5,032,606)
Closing balance	29,757,140	19,030,657
Expected loss on loans and advances	(10,659,899)	(8,021,445)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	19,097,241	11,009,212

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	35.8%	42.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	5.8%	4.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	3.7%	2.6%

At the time a loan is modified, Management considers the new loan’s conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

Bradesco F-123

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

24)       Bonds and securities at amortized cost

	R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government securities	91,884,693	6,795,851	(8,422)	98,672,122
Corporate debt securities	87,739,201	291,387	(2,695,825)	85,334,763
Balance on December 31, 2020 (1)	179,623,894	7,087,238	(2,704,247)	184,006,885

Securities:
Brazilian government securities	89,114,107	11,814,621	(538,480)	100,390,248
Corporate debt securities	77,804,253	970,671	(649,528)	78,125,396
Balance on December 31, 2019 (1)	166,918,360	12,785,292	(1,188,008)	178,515,644

(1) In 2020 and 2019, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

Maturity

	R$ thousand
	On December 31, 2020		On December 31, 2019
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	37,272,651	37,799,094	51,513,100	52,049,525
From 1 to 5 years	77,744,401	78,452,236	53,600,975	56,134,668
From 5 to 10 years	34,641,933	32,852,519	31,572,806	31,489,480
Over 10 years	29,964,909	34,903,036	30,231,479	38,841,971
Total	179,623,894	184,006,885	166,918,360	178,515,644

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$38,224,516 thousand at December 31, 2020 (2019 – R$47,129,734 thousand), being composed mostly of Brazilian government bonds.

Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2018	178,207	789,021	2,054,811	3,022,039
Transferred to Stage 1	-	(12,246)	-	(12,246)
Transferred to Stage 2	(42,073)	-	(67,004)	(109,077)
Transferred to Stage 3	-	(474,161)	-	(474,161)
Transfer from Stage 1	-	42,073	-	42,073
Transfer from Stage 2	12,246	-	474,161	486,407
Transfer from Stage 3	-	67,004	-	67,004
Assets originated or purchased/Assets settled/Reversal	150,962	280,647	1,179,829	1,611,438
Expected loss of financial assets at amortized cost on December 31, 2019	299,342	692,338	3,641,797	4,633,477
Transferred to Stage 1	-	(69,057)	-	(69,057)
Transferred to Stage 2	(34,918)	-	-	(34,918)
Transferred to Stage 3	(26,365)	(79,871)	-	(106,236)
Transfer from Stage 1	-	34,918	26,365	61,283
Transfer from Stage 2	69,057	-	79,871	148,928
Transfer from Stage 3	-	-	-	-
New assets originated or purchased/Assets settled or paid	(11,688)	544,691	388,989	921,992
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469

(1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income.

F-124 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)       Non-current assets held for sale

	R$ thousand
	On December 31
	2020	2019
Assets not for own use
Real estate	995,614	1,133,572
Vehicles and similar	205,347	223,051
Machinery and equipment	1,487	362
Other	40	41
Total	1,202,488	1,357,026

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)       Investments in associates and joint ventures

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	3,885,336	(157,556)	75,507,836	16,299,562	66,942,947	10,806,367	11,186,013	(347,338)
IRB - Brasil Resseguros S.A. (3)	-	-	-	53,454	-	-	-	-	-	-
Fleury S.A. (4) (5)	22.47%	22.47%	1,206,372	42,158	1,990,891	3,632,868	1,201,313	2,622,634	2,930,975	220,692
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	106,085	4,384	5,492,157	1,410,680	4,265,660	2,107,953	1,070,232	20,221
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	130,641	(2,196)	207,631	136,107	25,451	6,112	154,225	(5,248)
Tecnologia Bancária S.A. (4)	24.32%	24.32%	166,044	35,285	685,459	1,796,631	716,566	1,089,234	2,680,429	130,596
Swiss Re Corporate Solutions Brasil (4)	40.00%	40.00%	332,244	(2,651)	2,499,009	1,446,089	2,809,293	305,194	991,491	(6,627)
Gestora de Inteligência de Crédito S.A. (4)	20.00%	20.00%	28,680	(19,064)	199,844	1,063,455	138,933	980,967	40,598	(95,260)
Other (4)			96,001	52,811
Total investments in associates			5,951,403	6,625	86,582,827	25,785,392	76,100,163	17,918,461	19,053,963	(82,964)

Elo Participações Ltda. (6)	50.01%	50.01%	1,435,437	434,313	892,035	2,704,326	262,501	151,629	18,223	864,391
Crediare S.A. – Crédito, Financiamento e Investimento (7)	-	-	-	3,920	-	-	-	-	-	-
MPO - Processadora de Pagamentos Móveis S.A. (8)	-	-	-	-	-	-	-	-	-	-
Total investments in joint ventures			1,435,437	438,233	892,035	2,704,326	262,501	151,629	18,223	864,391
Total on December 31, 2020			7,386,840	444,858	87,474,862	28,489,718	76,362,664	18,070,090	19,072,186	781,427

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2020, the Organization received R$20,797 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$51,779 thousand of other comprehensive income;

(3) Equity method discontinued after the loss of significant influence resulting from the resignation of the chair on the institution’s board of directors, in April 2020, being classified as marketable securities in the category at fair value through other comprehensive income;

(4) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2020, the Organization received R$228,125 thousand of dividends from this investment;

(7) Company sold in July 2020; and

(8) Company merged in November 2020.

F-126 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	4,012,423	475,194	80,584,265	13,924,371	74,467,296	8,648,722	5,300,681	1,583,827
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	668,833	225,137	10,900,366	6,029,558	11,222,870	1,334,052	7,842,177	1,472,003
Fleury S.A. (3) (5)	16.28%	16.28%	703,401	37,312	990,578	3,707,962	685,626	2,210,530	3,047,851	327,279
Aquarius Participações S.A.	49.00%	49.00%	44,535	12,155	914	90,013	39	-	-	24,805
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	104,420	3,824	2,769,583	1,501,644	3,018,405	732,665	3,933,691	16,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	135,005	9,328	245,624	106,351	25,873	3,491	188,407	22,550
NCR Brasil Indústria de Equipamentos para Automação S.A. (6)	-	-	-	-	-	-	-	-	-	-
Tecnologia Bancária S.A. (3)	24.32%	24.32%	130,759	15,327	561,182	1,646,932	448,857	1,256,342	2,478,999	44,698
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,825	9,056	2,206,395	1,487,009	2,522,673	317,259	1,167,924	22,641
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	47,744	(11,354)	202,904	323,845	38,512	249,519	17	(73,143)
Other (3)	-	-	54,021	98,959	-	-	-	-	-	-
Total investments in associates			6,246,966	874,938	98,461,811	28,817,685	92,430,151	14,752,580	23,959,747	3,441,302

Elo Participações S.A. (7)	50.01%	50.01%	1,338,973	314,644	1,385,306	1,835,595	199,891	29,192	38,605	627,367
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	49,673	11,482	448,568	4,738	353,962	-	135,746	23,498
MPO - Processadora de Pagamentos Móveis S.A. (8)	100.00%	100.00%	-	18	2,676	1,423	4,187	-	150	44
Total investments in joint ventures			1,388,646	326,144	1,836,550	1,841,756	558,040	29,192	174,501	650,909
Total on December 31, 2019 (9)			7,635,612	1,201,082	100,298,361	30,659,441	92,988,191	14,781,772	24,134,248	4,092,211

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2019, the Organization received R$448,291 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

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

(6) In 2019, there was the divestiture of the company NCR Brasil Indústria de Equipamentos para Automação S.A.;

(7) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2019, the Organization received R$72,215 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$22 thousand of other comprehensive income;

(8) In December 2019, we began to consolidate the company MPO – Processadora de Pagamentos Móveis S.A., after the shareholding acquisition; and

(9) In 2019, impairment losses were recorded in “associates and jointly controlled entities” in the amount of R$727,235 thousand.

Bradesco F-127

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,679,589	1,011,125	65,967,300	16,595,791	56,802,838	10,890,157	1,883,033	3,341,909
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	606,161	174,277	10,265,219	5,417,377	10,845,420	873,938	7,036,160	1,139,542
Fleury S.A. (3) (5)	16.28%	16.28%	699,927	38,805	1,510,304	2,482,580	640,899	1,570,942	2,642,751	238,558
Aquarius Participações S.A. (6)	49.00%	49.00%	43,030	130,769	19,096	86,626	17,907	-	-	266,876
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	100,597	602	2,587,712	1,503,374	2,210,690	1,880,396	6,362,896	3,010
Cia. Brasileira de Gestão e Serviços S.A. (3)	41.85%	41.85%	127,677	8,895	230,503	100,052	22,207	3,258	174,816	21,254
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	52,571	6,689	305,278	30,249	207,894	-	9,601	13,651
Técnologia Bancária S.A. (3)	24.32%	24.32%	115,433	(8,492)	471,119	1,488,542	511,883	1,035,574	2,225,362	(34,918)
Swiss Re Corporate Solutions Brasil (3) (7)	40.00%	40.00%	345,036	(10,998)	2,110,050	1,479,827	2,509,280	246,060	973,422	(27,494)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	59,098	(6,466)	165,299	173,083	42,894	-	13,726	(32,330)
Other (3)	-	-	35,083	33,788	-	-	-	-	-	-
Total investments in associates			6,864,202	1,378,994	83,631,880	29,357,501	73,811,912	16,500,325	21,321,767	4,930,058

Elo Participações S.A. (8)	50.01%	50.01%	1,191,343	288,938	718,623	1,981,596	170,683	8,220	28,938	573,968
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	70,254	12,473	330,042	66,980	161,458	-	136,193	24,946
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(30)	2,284	1,696	4,112	-	154	(60)
Total investments in joint ventures			1,261,597	301,381	1,050,949	2,050,272	336,253	8,220	165,285	598,854
Total on December 31, 2018			8,125,799	1,680,375	84,682,829	31,407,773	74,148,165	16,508,545	21,487,052	5,528,912

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2018, the Organization received R$1.204.069 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$6,948 thousand of other comprehensive income;

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

(7) In 2018, impairment losses were recorded in “associates and jointly controlled entities” in the amount of R$107,000 thousand; and

(8) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2018, the Organization received R$38,278 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$44 thousand of other comprehensive income.

F-128 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2020, with the exception of Cielo S.A. and Fleury S.A., the other investments mentioned in the previous table were not regularly traded on any stock exchange. The fair value of investments totaled R$5,002,162 thousand (2019 - R$14,815,109 thousand). The Organization does not have contingent liabilities for investments in associates, which is responsible in part or in whole.

b)	Changes in associates

	R$ thousand
	2020	2019
Initial balances	7,635,612	8,125,799
Acquisitions (1)	491,438	-
Spin-off of associates (2)	(102,282)	(66,889)
Equity in net income of associates	444,858	1,201,082
Dividends/Interest on equity	(405,791)	(729,654)
Impairment	-	(727,235)
Other (3)	(676,995)	(167,491)
At the end of the year	7,386,840	7,635,612

(1) In 2020, there was a stake increase in the company Fleury S.A., after the approval of BACEN;

(2) In 2020, there was the divestiture of the companies Aquarius Participações S.A., Crediare S.A. Crédito, Financiamento e Investimento and EBP - Estrutura Brasileira de Projetos (Brazilian Structure of Projects); and

(3) Balance refers mainly to the investment of IRB-Brasil Resseguros S.A., which ceased to be an investment in an associate, in April 2020, and is now treated as marketable securities at fair value through other comprehensive income.

27)       Property and equipment

a)	Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	8,767,456	(2,597,842)	6,169,614
Land	-	1,021,594	-	1,021,594
Installations, properties and equipment for use	10%	6,706,990	(3,459,963)	3,247,027
Security and communication systems	10%	388,588	(236,324)	152,264
Data processing systems	20%	10,137,875	(6,780,155)	3,357,720
Transportation systems	20%	213,691	(90,781)	122,910
Balance on December 31, 2020 (1)		27,236,194	(13,165,065)	14,071,129

Buildings	4%	7,847,887	(1,365,046)	6,482,841
Land	-	967,928	-	967,928
Installations, properties and equipment for use	10%	6,690,473	(2,965,884)	3,724,589
Security and communication systems	10%	375,712	(221,860)	153,852
Data processing systems	20%	9,167,330	(5,977,994)	3,189,336
Transportation systems	20%	211,510	(70,834)	140,676
Balance on December 31, 2019 (1)		25,260,840	(10,601,618)	14,659,222

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

We enter into lease agreements as a lessee for data processing equipment and properties, which are recorded as buildings and equipment leased in property, plant and equipment. See Note 37 for disclosure of the obligation.

Bradesco F-129

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2018	2,131,206	976,869	3,162,832	142,806	2,381,480	31,643	8,826,836
Initial adoption - IFRS 16	4,136,603	-	31,215	-	-	8,793	4,176,611
Adjusted balance on January 1, 2019	6,267,809	976,869	3,194,047	142,806	2,381,480	40,436	13,003,447
Additions	1,321,052	18,380	1,898,293	43,111	1,913,392	113,816	5,308,044
Write-offs	(59,792)	(27,321)	(786,791)	(6,291)	(8,359)	(861)	(889,415)
Impairment	-	-	(2,123)	(1,806)	(21,499)	(43)	(25,471)
Depreciation	(1,046,228)	-	(578,837)	(23,968)	(1,075,678)	(12,672)	(2,737,383)
Balance on December 31, 2019	6,482,841	967,928	3,724,589	153,852	3,189,336	140,676	14,659,222
Additions	1,411,771	46,213	1,262,493	24,315	1,250,334	5,970	4,001,096
Write-offs	(709,254)	(23,530)	(893,576)	(1,440)	(11,588)	-	(1,639,388)
Impairment	(11)	30,983	-	(2,505)	(17,903)	(258)	10,306
Depreciation	(1,015,733)	-	(846,479)	(21,958)	(1,052,459)	(23,478)	(2,960,107)
Balance on December 31, 2020 (1)	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

F-130 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)       Intangible assets and goodwill

a)       Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2018	5,576,068	4,795,136	3,241,280	2,494,003	22,061	16,128,548
Additions/(reductions)	7,134	1,525,833	1,195,049	(43,589)	11,640	2,696,067
Impairment (2)	(255,301)	(519,749)	(196,533)	-	-	(971,583)
Amortization	-	(1,313,322)	(1,112,408)	(697,655)	(5,000)	(3,128,385)
Balance on December 31, 2019	5,327,901	4,487,898	3,127,388	1,752,759	28,701	14,724,647
Additions/(reductions)	1,765,643	791,047	1,373,474	-	314,917	4,245,081
Impairment (2)	-	(320,726)	(258,998)	(759,616)	-	(1,339,340)
Amortization	-	(1,326,371)	(720,992)	(625,253)	(288,308)	(2,960,924)
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464

(1) Rate of amortization: acquisition of banking rights – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

Bradesco F-131

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Composition of goodwill by segment

	R$ thousand
	On December 31
	2020	2019
Banking	6,601,162	4,835,519
Insurance	492,382	492,382
Total	7,093,544	5,327,901

The Cash Generation Units (UGCs) allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2020, 2019 and 2018.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow projections based on financial budgets approved by Management, with a terminal growth rate of 6.1% p.a. (2019 – 6.6% p.a.). The forecast cash flows have been discounted at a rate of 12.6% p.a. (2019 – 11.5% p.a.).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

29)       Other assets

	R$ thousand
	On December 31
	2020	2019
Financial assets (4) (5)	52,416,117	56,101,781
Foreign exchange transactions (1)	25,754,975	30,952,382
Debtors for guarantee deposits (2)	18,489,500	18,695,102
Securities trading	6,111,610	4,659,791
Trade and credit receivables	759,677	164,467
Receivables	1,300,355	1,630,039
Other assets	8,475,829	7,441,888
Deferred acquisition cost (insurance) - Note 34e	1,020,567	983,999
Other debtors	3,475,850	3,218,639
Prepaid expenses	1,019,578	847,197
Interbank and interdepartmental accounts	444,023	467,540
Other (3)	2,515,811	1,924,513
Total	60,891,946	63,543,669

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) It includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed;

(4) Financial assets are recorded at amortized cost; and

(5) In 2020, there were no losses for impairment of other financial assets.

F-132 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)       Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2020	2019
Demand deposits	1,593,170	1,606,079
Interbank deposits	797,216	369,982
Securities sold under agreements to repurchase	217,108,353	174,100,023
Borrowings	23,966,470	29,272,183
Onlending	23,814,958	22,471,344
Total	267,280,167	227,819,611

31)       Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2020	2019
Demand deposits	50,247,334	37,283,988
Savings deposits	136,698,248	114,177,799
Time deposits	358,347,161	214,765,753
Total	545,292,743	366,227,540

32)       Funds from securities issued

a)	Composition by type of security issued and location

	R$ thousand
	On December 31
	2020	2019
Instruments Issued – Brazil:
Real estate credit notes	27,601,333	27,019,439
Agribusiness notes	14,694,484	13,149,546
Financial bills	81,588,961	120,518,300
Letters property guaranteed	7,930,718	5,540,086
Subtotal - Securities purchased under agreements to resell	131,815,496	166,227,371
Securities – Overseas:
Euronotes	2,113,000	1,407,888
Securities issued through securitization – (item (b))	9,112,256	1,967,746
Subtotal - Securities purchased under agreements to resell	11,225,256	3,375,634
Structured Operations Certificates	1,863,073	1,124,559
Total	144,903,825	170,727,564

b)	Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future

Bradesco F-133

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

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

c)	Net financial activity in the issuance of securities

	R$ thousand
	2020	2019
Opening balance on December 31	170,727,564	148,029,018
Issuance	61,833,816	84,982,152
Interest	5,576,416	9,233,505
Settlement and interest payments	(93,179,856)	(71,781,695)
Exchange variation and others	(54,115)	264,584
Closing balance on December 31	144,903,825	170,727,564

F-134 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

33)       Subordinated debt

a)	Composition of subordinated debt

Maturity	R$ thousand
	Original term in years	Nominal amount	On December 31, 2020	On December 31, 2019
In Brazil:
Financial bills:
2020	7	-	-	3,288
2022	7	4,305,011	6,662,957	6,426,671
2023	7	1,347,452	2,011,986	1,958,936
2024	7	67,450	93,765	87,316
2025	7	5,425,906	6,126,601	5,943,283
2027	8	401,060	403,352	-
2020	8	-	-	64,624
2021	8	1,236	2,565	2,364
2023	8	1,699,346	2,798,899	2,671,282
2024	8	136,695	196,932	186,376
2025	8	6,193,653	6,340,117	6,424,128
2026	8	694,800	783,605	952,807
2028	8	55,437	55,702	-
2021	9	7,000	15,460	14,999
2024	9	4,924	9,347	8,375
2025	9	370,344	507,771	525,232
2027	9	89,700	104,782	159,920
2021	10	19,200	56,608	49,621
2022	10	54,143	128,910	118,117
2023	10	688,064	1,318,725	1,225,020
2025	10	284,137	596,797	518,242
2026	10	196,196	329,699	523,687
2027	10	256,243	338,894	319,582
2028	10	248,300	308,959	282,192
2030	10	134,500	139,596	-
2026	11	3,400	5,477	5,009
2027	11	47,046	65,771	62,776
2028	11	74,764	100,369	91,899
Perpetual		9,290,255	9,389,642	9,559,967
Subtotal in Brazil (1)			38,893,288	38,185,713
Overseas:
2021	11	8,314,720	8,539,366	6,619,620
2022	11	5,716,370	5,813,578	4,508,175
Subtotal overseas			14,352,944	11,127,795
Total			53,246,232	49,313,508

(1) It includes the amount of R$26,741,610 thousand (in December 2019 – R$34,003,704 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose.

b)	Net movement of subordinated debt

	R$ thousand
	2020	2019
Opening balance on December 31	49,313,508	53,643,444
Issuance	688,186	-
Interest	2,403,327	3,708,924
Settlement and interest payments	(2,374,538)	(8,593,243)
Exchange variation	3,215,749	554,383
Closing balance on December 31	53,246,232	49,313,508

Bradesco F-135

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)       Insurance technical provisions and pension plans

a)	Technical provisions by account

	R$ thousand
	Non-Life and Health (1) (3)		Life and Pension (2)(3)		Total
	On December 31		On December 31		On December 31
	2020	2019	2020	2019	2020	2019
Current and long-term liabilities
Mathematical reserve for unvested benefits (PMBAC)	1,225,279	1,462,699	237,436,250	230,996,998	238,661,529	232,459,697
Mathematical reserve for vested benefits (PMBC)	612,835	410,410	10,403,722	8,895,571	11,016,557	9,305,981
Reserve for claims incurred but not reported (IBNR)	4,040,072	3,655,551	945,744	938,466	4,985,816	4,594,017
Unearned premium reserve	4,381,913	4,454,214	1,719,098	1,042,959	6,101,011	5,497,173
Reserve for unsettled claims (PSL)	4,893,477	4,432,487	1,677,216	1,533,696	6,570,693	5,966,183
Reserve for financial surplus (PET)	-	-	783,786	622,703	783,786	622,703
Other technical provisions	3,404,474	2,028,532	7,941,518	7,828,405	11,345,992	9,856,937
Total reserves	18,558,050	16,443,893	260,907,334	251,858,798	279,465,384	268,302,691

(1) “Other technical provisions” – Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$3,044,169 thousand;

(2) The “Other technical provisions” line of Life and Pension Plan substantially includes “Provision for redemptions and other amounts to be settled” in the amount of R$2,822,392 thousand, “Provision of related expenses” of R$633,768 thousand, “Complementary Provision for Coverage (PCC)” in the amount of R$3,161,509 thousand and” Other technical provisions” of R$1,305,127 thousand; and

(3) It includes the Provision for unearned Provision for unearned premiums for risks not yet issued (PPNG-RVNE) in the amount of R$172,706 thousand, of which R$132,078 thousand for Insurance and R$40,628 thousand for Life and Pension Plans.

F-136 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Technical provisions by product

	R$ thousand
	Non-Life and Health		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2020	2019	2020	2019	2020	2019
Health	13,906,115	11,132,262	-	-	13,906,115	11,132,262
Non-Life	4,651,935	5,311,631	-	-	4,651,935	5,311,631
Life	-	-	16,186,345	13,539,168	16,186,345	13,539,168
Pension plans	-	-	244,720,989	238,319,630	244,720,989	238,319,630
Total technical provisions	18,558,050	16,443,893	260,907,334	251,858,798	279,465,384	268,302,691

Bradesco F-137

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)	Changes in the insurance and pension technical provisions

(i)	Insurance – Non-Life, Life and Health Insurance

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	29,983,376	27,272,042
(-) DPVAT insurance	(559,843)	(602,842)
Subtotal at beginning of the year	29,423,533	26,669,200
Additions, net of reversals	37,778,695	31,792,068
Payment of claims, benefits and redemptions	(33,359,738)	(29,523,868)
Adjustment for inflation and interest	870,195	482,598
Constitution of judicial provision	29,288	3,535
Subtotal at end of the period	34,741,973	29,423,533
(+) DPVAT insurance	2,423	559,843
At the end of the year	34,744,396	29,983,376

(ii)	Insurance – Pension Plans

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	238,319,314	224,707,223
Receipt of premiums net of fees	25,979,731	29,325,335
Payment of benefits	(1,124,913)	(1,068,408)
Payment of redemptions	(26,326,995)	(24,183,246)
Adjustment for inflation and interest	11,942,820	15,831,077
Others	(4,068,969)	(6,292,667)
At the end of the year	244,720,988	238,319,314

F-138 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)	Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2020	2019	2020	2019	2020	2019
Total technical provisions	18,558,050	16,443,893	260,907,334	251,858,798	279,465,384	268,302,691
(-) Commercialization surcharge – extended warranty	-	(10,051)	-	-	-	(10,051)
(-) Portion corresponding to contracted reinsurance	(21,617)	(110,759)	(13,114)	(11,713)	(34,731)	(122,472)
(-) Premiums receivables	(1,502,349)	(1,166,691)	-	-	(1,502,349)	(1,166,691)
(-) Unearned premium provision – Health and dental insurance (1)	(1,656,290)	(1,527,337)	-	-	(1,656,290)	(1,527,337)
(-) Provisions from DPVAT agreements	-	(558,021)	-	-	-	(558,021)
(-) Other	-	-	-	-	-	-
Technical provisions to be covered	15,377,794	13,071,034	260,894,220	251,847,085	276,272,014	264,918,119

Investment fund quotas (VGBL and PGBL) (2)	-	-	211,617,915	210,044,616	211,617,915	210,044,616
Investment fund quotas (excluding VGBL and PGBL)	4,367,527	4,477,721	29,465,654	27,689,439	33,833,181	32,167,160
Government securities	13,470,796	11,326,945	29,871,219	24,422,182	43,342,015	35,749,127
Private securities	34,580	34,403	79,114	138,043	113,694	172,446
Total assets guarantee portfolio (3)	17,872,903	15,839,069	271,033,902	262,294,280	288,906,805	278,133,349

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds “VGBL” and “PGBL” were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

Bradesco F-139

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)	Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	983,999	925,884
Additions	1,335,881	1,542,179
Amortizations	(1,299,313)	(1,484,064)
At the end of the year	1,020,567	983,999

f)	Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	168,225	176,324
Additions	7,795	124,337
Amortization and reversal of provisions	-	(85,777)
Recovered insurance losses	(55,953)	(24,969)
Reversal/Monetary update	(37,980)	3,658
Other	4,949	(25,348)
At the end of the year	87,036	168,225

g)	Claim information

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

F-140 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non-life – Gross Claims (1)

	R$ thousand
	Year claims were notified
	Until 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Amount estimated for the claims:
· In the year after notification	2,592,573	2,859,480	3,348,274	3,224,788	3,914,716	4,428,926	4,109,825	3,749,457	3,448,593	3,300,264	3,082,054	-
· One year after notification	2,562,789	2,824,610	3,240,688	3,041,662	3,652,423	4,277,245	3,912,436	3,740,543	3,422,386	3,341,699	-	-
· Two years after notification	2,561,264	2,809,879	3,233,150	3,009,371	3,666,041	4,232,474	3,923,389	3,754,077	3,418,592	-	-	-
· Three years after notification	2,577,663	2,812,812	3,256,062	3,044,232	3,654,223	4,260,118	3,932,335	3,733,681	-	-	-	-
· Four years after notification	2,595,369	2,811,587	3,292,376	3,034,096	3,669,148	4,275,952	3,923,772	-	-	-	-	-
· Five years after notification	2,607,212	2,840,368	3,113,580	3,049,171	3,679,488	4,276,245	-	-	-	-	-	-
· Six years after notification	2,611,105	2,837,693	3,128,386	3,058,018	3,690,793	-	-	-	-	-	-	-
· Seven years after notification	2,599,521	2,850,912	3,133,871	3,064,089	-	-	-	-	-	-	-	-
· Eight years after notification	2,608,176	2,852,787	3,137,466	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,607,504	2,848,411	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,635,488	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2020)	2,635,488	2,848,411	3,137,466	3,064,089	3,690,793	4,276,245	3,923,772	3,733,681	3,418,592	3,341,699	3,082,054	37,152,290
Payments of claims	(2,601,000)	(2,837,189)	(3,119,145)	(3,047,445)	(3,657,992)	(4,228,044)	(3,875,106)	(3,689,771)	(3,355,539)	(3,237,332)	(2,436,327)	(36,084,890)
Outstanding Claims	34,488	11,222	18,321	16,644	32,801	48,201	48,666	43,910	63,053	104,367	645,727	1,067,400

Bradesco F-141

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non-Life – Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Until 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	2,439,011	2,653,641	3,022,457	3,021,084	3,738,619	4,074,519	3,960,519	3,710,845	3,410,760	3,281,789	2,345,716	-
· One year after notification	2,404,646	2,617,957	2,908,173	2,849,909	3,516,057	3,954,939	3,796,535	3,702,199	3,386,329	2,831,845	-	-
· Two years after notification	2,406,805	2,609,034	2,915,173	2,832,016	3,534,208	3,900,981	3,803,980	3,715,400	3,389,058	-	-	-
· Three years after notification	2,426,310	2,629,288	2,927,529	2,874,862	3,525,610	3,921,156	3,813,890	3,695,185	-	-	-	-
· Four years after notification	2,445,507	2,639,629	2,957,403	2,868,888	3,539,001	3,933,030	3,808,429	-	-	-	-	-
· Five years after notification	2,460,692	2,670,472	2,963,901	2,884,539	3,550,642	3,926,061	-	-	-	-	-	-
· Six years after notification	2,472,476	2,673,132	2,978,029	2,893,423	3,554,010	-	-	-	-	-	-	-
· Seven years after notification	2,471,407	2,686,379	2,983,500	2,894,891	-	-	-	-	-	-	-	-
· Eight years after notification	2,479,351	2,688,317	2,981,996	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,478,498	2,683,677	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,506,052	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2020)	2,506,052	2,683,677	2,981,996	2,894,891	3,554,010	3,926,061	3,808,429	3,695,185	3,389,058	2,831,845	2,345,716	34,616,920
Payments of claims	(2,475,046)	(2,672,460)	(2,964,025)	(2,878,351)	(3,521,235)	(3,878,291)	(3,759,915)	(3,651,613)	(3,326,619)	(2,727,836)	(1,703,417)	(33,558,808)
Net outstanding unsettled claims	31,006	11,217	17,971	16,540	32,775	47,770	48,514	43,572	62,439	104,009	642,299	1,058,112

F-142 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Until 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	3,446,862	3,844,686	4,257,561	4,326,906	5,069,079	5,490,043	5,453,855	5,248,319	4,848,787	4,768,287	4,136,182	-
· One year after notification	3,419,740	3,806,221	4,134,444	4,148,519	4,889,217	5,380,728	5,287,974	5,190,160	4,802,426	4,317,355	-	-
· Two years after notification	3,428,088	3,797,808	4,151,462	4,158,528	4,902,783	5,304,496	5,272,711	5,218,931	4,844,993	-	-	-
· Three years after notification	3,437,538	3,826,913	4,163,604	4,184,738	4,802,886	5,244,592	5,263,080	5,214,282	-	-	-	-
· Four years after notification	3,467,643	3,834,708	4,191,766	4,165,035	4,781,938	5,243,035	5,270,597	-	-	-	-	-
· Five years after notification	3,480,339	3,871,555	4,197,799	4,189,183	4,775,574	5,226,808	-	-	-	-	-	-
· Six years after notification	3,490,242	3,873,835	4,218,005	4,193,407	4,774,017	-	-	-	-	-	-	-
· Seven years after notification	3,481,343	3,896,069	4,224,281	4,210,256	-	-	-	-	-	-	-	-
· Eight years after notification	3,496,367	3,886,942	4,230,263	-	-	-	-	-	-	-	-	-
· Nine years after notification	3,497,445	3,889,088	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,623,080	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2020)	3,623,080	3,889,088	4,230,263	4,210,256	4,774,017	5,226,808	5,270,597	5,214,282	4,844,993	4,317,355	4,136,182	49,736,921
Payments of claims	(3,485,784)	(3,843,593)	(4,168,436)	(4,137,134)	(4,675,857)	(5,078,047)	(5,106,558)	(5,003,584)	(4,581,466)	(3,984,520)	(2,939,037)	(47,004,016)
Net outstanding unsettled claims	137,296	45,495	61,827	73,122	98,160	148,761	164,039	210,698	263,527	332,835	1,197,145	2,732,905

(1) “Retrocession” R$16,965 thousand, “Health” R$3,619,299 thousand, estimate of salvages and redresses in the amount of R$137,689 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(329,925) thousand were not considered in the claims development.

Bradesco F-143

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)       Supplementary pension plans

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

Risk factors	On December 31
	2020	2019
Nominal discount rate	3.25% - 7.26% p.a.	6.45% - 7.45% p.a.
Nominal rate of future salary increases	3.25% p.a.	3.8% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.8% p.a.
Initial rate of growth of medical costs	7.38% - 8.41% p.a.	7.95% - 8.99% p.a.
Inflation rate	3.25% p.a.	3.8% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

F-144 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	On December 31 – R$ thousand
	Retirement Benefits		Other post-employment benefits
	2020	2019	2020	2019
(i) Projected benefit obligations:
At the beginning of the year	3,065,146	2,530,590	917,870	669,093
Cost of current service	546	179	-	-
Interest cost	212,033	224,508	66,772	60,185
Participant’s contribution	556	819	-	-
Actuarial gain/(loss) (1)	123,504	516,333	13,671	224,683
Past service cost - plan changes	-	(3,920)	-	-
Early elimination of obligations	-	-	-	(1,613)
Benefit paid	(219,657)	(203,363)	(31,883)	(34,478)
At the end of the year	3,182,128	3,065,146	966,430	917,870

(ii) Plan assets at fair value:
At the beginning of the year	2,716,865	2,363,009	-	-
Balance from an acquired institution
Expected earnings	187,531	209,252	-	-
Actuarial gain/(loss) (1)	59,071	332,368	-	-
Contributions received:
Employer	15,150	14,763	-	-
Employees	556	819	-	-
Benefit paid	(219,428)	(203,346)	-	-
At the end of the year	2,759,745	2,716,865	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	36,155	54,025	-	-
Interest on irrecoverable surplus	2,736	4,981	-	-
Change in irrecoverable surplus (1)	(38,581)	(22,851)	-	-
At the end of the year	310	36,155	-	-

(iv) Financed position:
Deficit plans (2)	422,693	384,436	966,430	917,870
Net balance	422,693	384,436	966,430	917,870

(1) In the year ended December 31, 2020, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R $ 21,593 thousand (2019 - R $ 212,188 thousand), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2020	2019	2018
Projected benefit obligations:
Cost of service	546	(2,689)	151
Cost of interest on actuarial obligations	278,805	282,997	273,893
Expected earnings from the assets of the plan	(187,531)	(208,122)	(225,060)
Interest on recoverable surplus	2,736	4,981	20,327
Net cost/(benefit) of the pension plans	94,556	77,167	69,311

Bradesco F-145

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2020 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	10.07	12.84
2021	229,641	44,375
2022	234,469	46,487
2023	239,025	49,937
2024	243,650	53,408
2025	247,303	57,139
After 2026	1,279,375	337,370

In 2021, contributions to defined-benefit plans are expected to total R$24,820 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of the asset managers; and

- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2020	2019	2020	2019	2020	2019	2020	2019
Asset categories
Equities	-	-	3.8%	9.6%	-	-	-	18.5%
Fixed income	91.3%	93.5%	91.9%	86.6%	100.0%	100.0%	100.0%	78.9%
Real estate	5.6%	5.3%	2.6%	1.9%	-	-	-	-
Other	3.1%	1.2%	1.7%	1.9%	-	-	-	2.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (8.5% – 10.0% p.a.) assuming a change in the discount rate and medical inflation by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	6.87% - 8.26%	Increase of 1 p.p.	reduction	(393,887)
Discount rate	4.87% - 6.26%	Decrease of 1 p.p.	increase	470,116
Medical Inflation	8.38% - 9.41%	Increase of 1 p.p.	increase	113,797
Medical Inflation	6.38% - 7.41%	Decrease of 1 p.p.	reduction	(95,008)

Total expenses related to contributions in the year ended December 31, 2020 were R$959,220 thousand (2019 – R$997,446 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in the year ended December 31, 2020, R$4,746,728 thousand (2019 – R$6,101,527 thousand).

F-146 IFRS – International Financial Reporting Standards – 2020

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

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in

Bradesco F-147

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of five (5) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that provisions were recognized to cover the claims eligible under this agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

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

The main cases are:

-	PIS and COFINS – R$2,702,641 thousand (on December 31, 2019 – R$2,632,829 thousand): a request for authorization to calculate and pay contributions to PIS and COFINS only on the sale of goods/rendering of services (billing), excluding from the calculation bases financial income;

-	Pension Contributions – R$1,785,787 thousand (on December 31, 2019 - R$1,799,047 thousand): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-	IRPJ/CSLL on losses of credits – R$1,262,225 thousand (on December 31, 2019 - R$1,264,448 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	IRPJ/CSLL on MTM - R$635,802 thousand (on December 31, 2019 - R$626,341 thousand): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

-	INSS – Contribution to SAT – R$440,524 thousand (on December 31, 2019 - R$432,873 thousand): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Occupational Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

F-148 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-	PIS and COFINS – R$415.785 thousand (on December 31, 2019 - R$370.997 thousand): seeks to ensure companies the right to collect contributions to PIS and COFINS by the cumulative regime (3.65% rate on sales of goods / installment services); and

-	INSS Autonomous Brokers – R$333,852 thousand (on December 31, 2019 - R$490,651 thousand): the Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV	- Changes in other provision

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2018	5,983,603	5,614,362	8,204,206
Adjustment for inflation	682,600	645,001	431,394
Provisions, net of (reversals and write-offs)	3,382,750	4,330,466	(227,244)
Payments	(2,702,886)	(1,904,036)	(18,271)
Balance on December 31, 2019	7,346,067	8,685,793	8,390,085
Adjustment for inflation	960,812	696,997	147,683
Provisions, net of (reversals and write-offs)	663,547	1,609,720	(256,489)
Payments	(2,079,928)	(1,900,089)	(10,167)
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112

c)	Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2020, R$7,222,015 thousand (on December 31, 2019 - R$6,272,466 thousand) for civil claims and R$35,761,167 thousand (on December 31, 2019 - R$33,474,303 thousand) for tax proceedings.

The main tax proceedings with this classification are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,431,944 thousand (on December 31, 2019 - R$9,216,012 thousand): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	IRPJ and CSLL – 2006 to 2017 – R$7,251,952 thousand (on December 31, 2019 - R$7,169,765 thousand): relating to goodwill amortization being disallowed on the acquisition of investments;

-	COFINS – 1999 to 2005 – R$5,354,315 thousand (on December 31, 2019 - R$5,172,183 thousand): fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

Bradesco F-149

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-	Leasing companies’ Tax on Services of any Nature (ISSQN) – R$2,485,745 thousand (on December 31, 2019 - R$2,537,997 thousand): which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	Social Security Contribution Taxes –2014 to 2016 – R$2,079,650 thousand (on December 31, 2019 – R$1,268,227 thousand): related to food and meal allowance made available to employees, according to the Worker’s Food Program – PAT, through card and not “in natura”;

-	PIS and COFINS notifications and disallowances of compensations – R$1,444,586 thousand (on December 31, 2019 - R$1,490,269 thousand): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$848,605 thousand (on December 31, 2019 - R$1,187,411 thousand): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-	IRPJ and CSLL deficiency note – 2005 to 2013 – R$834,272 thousand (on December 31, 2019 - R$925,806 thousand): relating to disallowance of expenses with credit losses;

-	IRPJ and CSLL deficiency note – 2008 to 2013 – R$649,441 thousand (on December 31, 2019 - R$608,860 thousand): relating to profit of subsidiaries based overseas; and

-	PLR – Profit Sharing Program – 2009 to 2011 – R$463,501 thousand (on December 31, 2019 – R$401,417 thousand): notifications for requirement of social security contribution on amounts paid to employees as profit sharing program, allegedly not complying with the rules contained in Law No. 10,101/00 originating from acquired businesses.

37)       Other liabilities

	R$ thousand
	On December 31
	2020	2019
Financial liabilities	75,528,047	79,121,127
Credit card transactions (1)	23,522,792	21,595,677
Foreign exchange transactions (2)	26,365,058	31,546,034
Loan assignment obligations	6,098,991	6,594,471
Capitalization bonds	8,570,919	8,837,770
Securities trading	5,877,144	4,822,215
Lease liabilities (Note 37a)	5,093,143	5,724,960

Other liabilities	39,515,233	34,023,453
Third party funds in transit (3)	7,873,642	7,296,234
Provision for payments	7,876,749	9,172,457
Sundry creditors	4,435,990	3,778,494
Social and statutory	3,747,682	933,003
Other taxes payable	2,257,376	2,176,673
Liabilities for acquisition of assets and rights	1,582,134	1,493,329
Other	11,741,660	9,173,263
Total	115,043,280	113,144,580

(1) It refers to amounts payable to merchants;

(2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

F-150 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)	Lease liabilities

R$ thousand
Opening balance on December 31, 2018 - IAS 17	827,574
Initial adoption - IFRS 16	4,176,611
Adjusted balance on January 1, 2019	5,004,185
Remeasurement and new contracts	1,362,692
Payments	(1,067,573)
Appropriation of financial charges	410,195
Exchange variation	15,461
Closing balance on December 31, 2019	5,724,960
Remeasurement and new contracts	622,085
Payments	(1,797,408)
Appropriation of financial charges	476,215
Exchange variation	67,291
Final balance on December 31, 2020	5,093,143

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2020 is divided as follows: R$942,039 thousand up to one year (R$1,037,679 thousand up to 1 year as of December 31, 2019), R$2,760,546 thousand between 1 and 5 years (R$3,007,071 thousand between one to five years as of December 31, 2019) and R$1,575,473 thousand over 5 years (R$1,680,210 thousand for more than five years as of December 31, 2019).

Impacts on the statement of income

As of the adoption of IFRS 16 on January 1, 2019, lease payments that were previously recorded as expenditure on rent in the line of “Other Administrative Expenses” in the statement of income, began to be recorded as “Expenses of depreciation” and “Interest and similar expenses”.

The impact on the income for 2020 was: “Expenses of depreciation” – R$839,177 thousand (R$854,620 thousand in 2019), “Interest and similar expenses” – R$398,210 thousand (R$393,879 thousand in 2019) and “Expenses of the foreign exchange variation” – R$67,291 thousand (R$15,461 thousand in 2019), totaling R$1,304,678 thousand in expenses (R$1,263,960 thousand in 2019).

Expenses for 2020 with short-term contracts were R$1,695 thousand (R$11,732 thousand in 2019).

Other information

In compliance with CVM Circular Letter No. 02/19, the Organization performed the lease calculations considering the update of cash flows for inflationary expectations and discounted at a nominal rate (real x nominal model). The Organization evaluated that the real x nominal model when compared to the nominal x nominal model (discounted cash flow at a nominal rate) does not present material differences.

Bradesco F-151

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)       Shareholders’ Equity

a)	Capital and shareholders’ rights

i.	Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2020	2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal - Securities purchased under agreements to resell	8,870,212,686	8,063,829,714
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	8,835,526,885	8,032,297,167

ii.	Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885

1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

In the Special Shareholders’ Meeting held on March 12, 2018, the approval was proposed by the Board of Directors to increase the share capital by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common shares and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

In the Special Shareholders’ Meeting held on March 11, 2019, the approval was proposed by the Board of Directors to increase the share capital by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common shares and 671,985,774 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, was approved by Bacen on March 19, 2019.

In the Special Shareholders’ Meeting held on March 10, 2020, the Board of Directors’ proposal to increase the share capital by R$4,000,000 thousand was approved, increasing it from R$75,100,000 thousand to R$79,100,000 thousand, with bonus shares, through the capitalization of part of the balance of the “Profit Reserves - Statutory Reserve” account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with the issuance of 806,382,972 new registered-book-entry shares, with no par value, being 403,191,507 common and 403,191,465 preferred shares, which were attributed free of charge to shareholders in the proportion of 1 new share for every 10 shares of the same type that they held on the base date, approved by Bacen on March 30, 2020.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

F-152 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As defined in Central Bank Resolution No. 4,820/20, as amended by Resolution No. 4,885/20, the payout in 2020 was limited to the percentage indicated in the statutory accounting records.

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

c)	Interest on shareholders’ equity/Dividends

Interest on equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil. Brazilian companies may pay interest on equity to shareholders based on the shareholders’ equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders. The organization has a system of monthly payment of dividends and/or interest on own capital, if this amount does not reach the mandatory minimum to be distributed in the year, as provided for in the statutory accounting records, there are the payment of complementary dividends and/or interest on equity.

In a meeting of the Board of Directors on June 28, 2019, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on equity, related to the first half of 2019, amounting to R$1,455,000 thousand, which equates to R$0.1725 per common share and R$0.1897 per preferred share, payment of which was made on July 15, 2019.

In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$8,000,000 thousand, which represents R$0.9486 per common share and R$1.0435 per preferred share.

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers ‘proposal for payment of complementary interest on shareholders’ equity for the year of 2019 was approved, in the amount of R$4,245,000 thousand, of which R$0.5033 per common share and R$0.5537 per preferred share, payment of which was made on December 30, 2019.

Bradesco F-153

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In a meeting of the Board of Directors on December 16, 2020, the proposal of the Board of Executive Officers was approved for payment to shareholders of supplementary interest on shareholders’ equity related to the fiscal year of 2020, to the value of R$3,502,000 thousand, of which R$0.3775 was offered per common share and R$0.4152, per preferred share, whose payment will be made on January 7, 2021.

Interest on shareholders’ equity/dividends were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,672,858	250,929	1,421,929
Intermediary interest on shareholders’ equity paid	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders´ equity paid	0.503380	0.553718	4,245,000	636,750	3,608,250
Extraordinary dividends paid	0.948654	1.043520	8,000,000	-	8,000,000
Supplementary dividends paid	0.058214	0.064035	490,918	-	490,918
Total accrued on December 31, 2019	1.889782	2.078761	15,863,776	1,105,929	14,757,847

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,861,951	279,293	1,582,658
Supplementary interest on shareholders´ equity paid (1)	0.377521	0.415273	3,502,000	525,300	2,976,700
Supplementary interest on shareholders’ equity provisioned	0.019838	0.021821	184,020	27,603	156,417
Total accrued on December 31, 2020	0.604357	0.664792	5,547,971	832,196	4,715,775
(1) Paid on January 7, 2021.

F-154 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)       Transactions with related parties

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Organization has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2020	2019	2020	2019	2020	2019	2020	2019
Assets
Loans and advances to banks	-	-	186,504	577,906	-	-	186,504	577,906
Securities and derivative financial instruments	62,326	20,721	649,932	287,849	-	-	712,258	308,570
Loans and other assets	16	9	334,746	109,766	119,659	88,750	454,421	198,525
Liabilities
Customer and financial institution resources	2,129,974	2,137,714	677,839	3,181,766	143,815	393,475	2,951,628	5,712,955
Securities and subordinated debt securities	11,480,275	13,697,802	-	-	702,417	891,211	12,182,692	14,589,013
Derivative financial instruments	32,219	-	-	7,264	-	-	32,219	7,264
Other liabilities (4)	1,195,928	217,765	10,808,025	11,665,639	18,594	6,735	12,022,547	11,890,139

	R$ thousand
	Shareholders of the parent (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Revenues and expenses
Net interest income	(448,376)	(857,937)	(778,829)	(181,754)	(6,508)	(11,814)	(45,003)	(58,353)	(55,045)	(675,133)	(922,798)	(845,688)
Other revenues	109	105	334	98,556	342,793	315,832	119	359	247	98,784	343,257	316,413
Other expenses	58,434	54,471	50,745	(1,644,088)	(1,899,818)	(2,635,494)	89,582	288,187	323,130	(1,496,072)	(1,557,160)	(2,261,619)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

Bradesco F-155

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

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions.

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

Short-term benefits for Management

	R$ thousand
	Years ended December 31
	2020	2019	2018
Salaries	534,696	852,862	485,949
Total	534,696	852,862	485,949

Post-employment benefits

	R$ thousand
	Years ended December 31
	2020	2019	2018
Defined contribution supplementary pension plans	513,082	468,079	474,378
Total	513,082	468,079	474,378

The Organization has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

a)	Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2020	2019
Common shares	0.53%	0.55%
Preferred shares	0.91%	1.04%
Total shares (1)	0.72%	0.79%

(1) On December 31, 2020, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares (on December 31, 2019 – 2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares).

F-156 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)       Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2020	2019
Commitments to extend credit (1)	254,897,024	248,455,570
Financial guarantees (2)	80,236,602	78,231,145
Letters of credit for imports	1,056,613	1,411,197
Total	336,190,239	328,097,912

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2) It refers to guarantees mostly provided for Corporate customers.

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

Bradesco F-157

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)       New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of new standards for the year ended December 31, 2020

•	Conceptual Framework – The Conceptual Framework for Financial Reporting describes the purpose and concepts of general purpose financial reporting. Among the changes in definitions contained in this document, the new definition of assets and liabilities stands out, being active, “a present economic resource controlled by the entity as a result of past events” and a liability, a present obligation of the entity to transfer an economic resource as a result of past events. The new Conceptual Framework came into effect for the period beginning on January 1, 2020. An analysis of the new Conceptual Framework has been carried out and no material impacts have been identified on the Organization.

•	IFRS 16 – Leases – This is a practical expedient that allows tenants not to consider as an amendment to the contract, those leases that they receive as concession, due to the Covid-19 pandemic. The Organization has opted not to use the practical expedient, therefore, there was no impact on the Financial Statements.

Reform of interest rates used as market benchmarks (IBOR - Interbank Offered Rate) - Phase I - Changes in IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures - These are changes in the aforementioned standards, due to the uncertainties caused by the IBOR reform project that may impact hedge accounting relationships. The changes aim to minimize such impacts. These changes are effective for years beginning on January 1, 2020. No impacts were identified on the Organization.

Standards, amendments and interpretation of standards applicable to future periods

•	IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to “the contractual margin of the service) is recognized over the term of the contracted coverage. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the award allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. This information provides a basis for accounting firm users to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company’s cash flows. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. The Company is in the process of assessing the impact of the new standard.

Reform of interest rates used as market references (IBOR) - Phase II. Impacts on IFRS 4 - Insurance Contracts, IFRS 7 - Financial Instruments: Disclosures, IFRS 9 - Financial Instruments, IFRS 16 - Leases and IAS 39 - Financial Instruments: Recognition and Measurement. The main changes are: (i) permission to replace the effective interest rate on financial instruments with a compatible rate, without derecognizing the transaction, as long as it is a consequence of the reform; (ii) Recognition as a result of the ineffective portion of hedge accounting, due to the end of the exemptions provided for in Phase I of the project. The standard is effective as of the year beginning on January 1, 2021. The Company is assessing the impacts arising from Phase II.

42)       Other information

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
F-158 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate on August 2020, to 2.0% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, various measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers have tried to approve Bills that minimize the repercussion of Covid-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	Financial instruments: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
•	Loans: expenses for expected loss on loans and advances increased 49% in relation to 2019, reaching R$18,711,841 thousand in 2020, mainly reflecting the effects caused by the pandemic. It is worth noting that there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in migration between the stages and, consequently, a higher level provisioning;
•	Deferred tax assets: whose recoverability depends on future taxable income, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the “life” segment and a higher frequency of claims from “health” policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as we may be considered co-responsible in these lawsuits. It is also
Bradesco F-159

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of Covid-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan (“BCP”) and since the second half of March 2020, we intensified the internal and external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

•	giving leave to employees at-risk groups for an indefinite period of time;
•	increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
•	definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of Covid-19;
•	intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service;
•	making Covid-19 tests available to all employees for free; and
•	anticipation of the flu vaccine for all employees and dependents.

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

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since, part of the impact of the pandemic is already reflected in the level of provisioning, however, its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

2.	On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 46 years, especially to non-resident high net worth Individuals.

On September 10, 2019, the Central Bank of Brazil authorized Bradesco to: (i) hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the United States.

On October 8, 2020, all regulatory authorizations were granted for the acquisition of 100% of the share capital of BAC Florida Bank by Bradesco.

Upon completion of the acquisition, on October 30, 2020, Bradesco:

•	has assumed the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its high net worth customers (Prime) and Private Bank, in addition to other banking services, such as checking accounts, credit card and real estate financing; and

F-160 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	this transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional customers.

We present below, the composition of the values of acquisition of BAC Florida and its subsidiaries and goodwill in the acquisition of shares as provisionally determined:

R$ thousand
Payment to BAC Florida	3,105,557
Total cost of acquisition	3,105,557

Fair value of net assets acquired (provisional amount)	1,346,061

Goodwill on the acquisition of shares	1,759,496

Bradesco hired a specialized and independent company to conduct the study of the purchase price allocation (“PPA”), for the initial allocation of the fair value of the assets acquired and liabilities assumed by Bac Florida. Due to the complexity of operations and their relevance, the final allocation may undergo changes and enhancements until the end of the study, which is estimated in up to 12 months from the date of its acquisition.

We present the provisional amounts for the assets and liabilities acquired on October 30, 2020 base date of the acquisition:

R$ thousand
BAC Florida Bank

Assets
Cash and due from banks	4,366,118
Financial instruments	10,292,617
- Securities and derivative financial instruments	1,209,024
- Loans	9,080,574
- Other financial instruments	3,019
Investments in Associates	56,863
Premises and equipment	6,133
Other assets	364,956
Total assets	15,086,687

Liabilities
Deposits and other financial liabilities	13,603,913
- Deposits from customers	12,952,310
- Securities issued	642,661
- Other financial liabilities	8,942
Other liabilities	136,713
Shareholders’ equity	1,346,061
Total	15,086,687

If the acquisition had taken place on January 1, 2020, Management estimates that net income from the year would have been R$15,928,549 thousand. For the determination of this amount, Management considered that the fair value adjustments, provisionally determined on the acquisition date, would have been the same if the acquisition had occurred on January 1, 2020.

3.	On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A.

Bradesco F-161

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

4.	On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

5.	On October 1, 2020, Cielo announced to the market that it had signed a contract for the sale of all of its shares in Companhia Brasileira de Gestão de Serviços (“Orizon”), representing 40.95% of the share capital of Orizon, to Bradseg Participações S.A. for the sum of R$128,992 thousand. The closing of the Operation is subject to the fulfillment of certain precedent conditions, including approval by the Central Bank of Brazil and by the Administrative Council for Economic Defense – CADE.

6.	On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch or agency located abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Profit (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and 100%, from the fiscal year of 2022.

7.	Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company’s Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

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

Also as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) began an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process (“PAR”). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General’s Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

8.	On March 1, 2021, Provisional Measure No. 1,034 / 2021 was issued, which increased the Social Contribution rate on Net Income by five percent, effective for the period from July 1, 2021 to December 31, 2021 , for financial institutions and private insurance companies, capitalization companies and credit unions, the impacts of this Provisional Measure are being assessed.

F-162 IFRS – International Financial Reporting Standards – 2020

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Officer

Phone: +55 11 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3º andar

Osasco – SP

Brazil

banco.bradesco/ri