Form 20-F
period 2021-12-31
BANK BRADESCO
filed 2022-04-29
CIK 1160330

UNITED STATES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1 15250

BANCO BRADESCO S.A.

(Exact name of Registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Cidade de Deus S/N – Vila Yara 06029-900 – Osasco – SP, Brazil

(Address of principal executive office)

Leandro de Miranda Araújo (Executive Managing Officer and Investor Relations Officer)

E-mail: miranda.leandro@bradesco.com.br

Telephone: +55 11 3684-4011

Cidade de Deus S/N – Vila Yara, 06029-900 – Osasco – SP, Brazil

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

*Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:

4,853,085,347	Common Shares, without par value
4,836,449,225	Preferred Shares, without par value

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒  Yes ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer, large accelerated filer or emerging growth company” in Rule 12b 2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ Emerging Growth Company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒  Yes ☐  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act). ☐  Yes ☒  No

2 – Form 20-F 2021 | Bradesco

3 – Form 20-F 2021 | Bradesco

ITEM 19. EXHIBITS	251
SIGNATURES	252

4 – Form 20-F 2021 | Bradesco

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Bradesco”, the “Company”, the “Bank”, the “Bradesco Group”, “we”, the “Organization”, “our” and “us” refer to Banco Bradesco S.A. and, unless otherwise indicated, its consolidated subsidiaries.

All references herein to “real”, “reais” or “R$” refer to the Brazilian Real, the official currency of Brazil. References herein to “U.S. dollars”, “dollar” and “US$” refer to United States dollars, the official currency of the United States of America (USA).

Our audited consolidated statement of financial position as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, which are included under “Item 18. Financial Statements” of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Some data related to economic sectors presented in this annual report was obtained from the following sources: B3 S.A. – Brazilian Exchange & OTC; Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or (ABECS); Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or (ABEL); Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or (ANBIMA); Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or (ANS); Central Bank of Brazil; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or (BNDES); National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or (FENAPREVI); Getulio Vargas Foundation (Fundação Getulio Vargas), or (FGV); and Private Insurance Superintendence (Superintendência de Seguros Privados), or (SUSEP).

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and our preferred shares, respectively, and together, our “shares”. References to “preferred share ADSs” in this annual report are to preferred share American Depositary Shares, each representing one preferred share. The preferred share ADSs are evidenced by preferred share American Depositary Receipts, or preferred share ADRs, issued pursuant to an Amended and Restated Deposit Agreement, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (the Preferred Share ADS Deposit Agreement).

References to “common share ADSs” in this annual report are related to our common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to an Amended and Restated Deposit Agreement dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the Common Share ADS Deposit Agreement and, together with the Preferred Share ADS Deposit Agreement, the Deposit Agreements).

References throughout this annual report to “ADSs” are to our preferred share ADSs and common share ADSs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

5 – Form 20-F 2021 | Bradesco

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, many significant factors that could cause our financial condition and operating results to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•	the current instability in Brazilian macroeconomic conditions, together with related political, economic and business uncertainties, including developments and the perception of risk in connection with volatility related to the 2022 presidential elections in Brazil;
•	global economic conditions and any disruptions and volatility in the global financial markets, including as a result of the military conflict between Russia and Ukraine and its impacts on the global economy;
•	risks of lending, credit, investments and other activities;
•	our level of capitalization;
•	cost and availability of funds;
•	higher levels of delinquency by borrowers, credit delinquency and other delinquency events leading to higher impairment of loans and advances;
•	loss of clients or other sources of income;
•	our ability to execute our investment strategies, capital expenditure plans and to maintain and improve our operating performance;
•	our revenues from new products and businesses;
•	adverse claims, legal or regulatory disputes or proceedings;
•	inflation, fluctuations in the value of the real and/or interest rates, which could adversely affect our margins;
•	the effectiveness of our risk management policies;
•	increases in compulsory deposits and reserve requirements;
•	competitive conditions in the banking, financial services, credit card, payment methods, asset management, insurance sectors and related industries;
•	any failures in, or breaches of, our operational, security or technology systems;
•	the market value of securities, particularly Brazilian government securities;
•	the duration and severity of the coronavirus (Covid-19) outbreak and its impacts on the global and Brazilian economy and our business;
•	our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the Covid-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;
•	effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and
•	changes by the Central Bank of Brazil and others in laws and regulations, applicable to us and our activities, including, but not limited to, those affecting tax matters.

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

6 – Form 20-F 2021 | Bradesco

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

In light of the complexity of our business and the range of products and services offered to our clients in all segments of the market, we are exposed to various types of risks. In this section, we present, in a non-exhaustive way, the material risks that may affect our activities or our shares and ADSs.

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, operating results or financial condition could be harmed if any of these risks materialize.

7 – Form 20-F 2021 | Bradesco

Summary of Risks Relating to Brazil

•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the current Covid-19 pandemic, which had a significant impact on our 2021 and 2020 results.
•	The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.
•	The 2022 presidential elections may increase uncertainties regarding the direction of Brazil's economy over the next few years.
•	Persistently high inflation can affect our revenues and our ability to access foreign financial markets.
•	Changes in the basic interest rate (SELIC) by the Central Bank of Brazil could materially and/or adversely affect our margins and results of operations.
•	The low growth of the Brazilian economy can adversely affect us.
•	Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.
•	Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.
•	Changes in taxes and other fiscal assessments may adversely affect us.
•	Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.
•	The increase in international interest rates could adversely impact global economic or market conditions.
•	Certain reference rates, including EURIBOR may be discontinued or reformed in the future, and there may be risks associated with this discontinuation.
•	Conflicts and other geopolitical developments may affect risk appetite and commodity prices, and constitute an important risk for the global economic scenario.

Summary of Risks Relating to us and the Brazilian Banking Industry

•	Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on the results of our operations and are not predictable.
•	Our trading activities and derivatives transactions may produce material losses.
•	We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.
•	We may incur losses associated with counterparty exposures.
•	We may face significant challenges in gaining possession of and realizing value from collateral with respect to loans in default.
•	We may incur losses due to impairments on goodwill from acquired businesses.
•	A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position.
8 – Form 20-F 2021 | Bradesco

•	Adverse conditions in global credit and capital markets, as well as the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.
•	Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.
•	Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related provisions may have an adverse effect on us.
•	We are responsible for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.
•	A failure in our technological infrastructure and systems or those of our suppliers, could temporarily interrupt our businesses and cause losses.
•	We may be subject to negative consequences in the event of an adverse judgment in the judicial proceedings related to Operation Zealots.
•	Financial institutions, such as us, may be subject to legal proceedings arising due to certain actions by third parties related to anti-corruption, money laundering and terrorism financing (AML/TF).
•	Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.
•	We may suffer losses due to employee misconduct.
•	The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.
•	We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our operating results may be adversely affected.
•	Brazilian Central Bank regulations or Brazilian Court decisions involving interest rate ceilings could have a material effect on the financial condition, operating results or prospects of financial institutions based in Brazil, including us.
•	We may incur penalties in case of non-compliance with data protection laws.
•	The Brazilian Supreme Court (STF) is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses.
•	The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.
•	Eventual need for financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.
•	Damage to our reputation could harm our business and outlook.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	Large projects carried out by clients, financed by us, can generate socio-environmental impacts that could affect our results and reputation negatively.
9 – Form 20-F 2021 | Bradesco

•	Climate change may have adverse effects on our business.
•	Potential for inappropriate business decision making based on flawed/deficient model development.

Summary of Risks Relating to our Risk Management and Other Risks

•	Our risk management structure may not be fully effective.
•	One shareholder holds a majority of our common shares, directly and indirectly, and our Board of Directors is composed of eleven members, including four independent members; accordingly, non-independent members may have conflicting interest with our other investors.

Summary of Risks relating to our shares and ADSs

•	The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are practical limitations on any ability to vote we may give such holders.
•	Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.
•	The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.
•	Our shares and ADSs are not entitled to a fixed or minimum dividend.
•	As an ADS holder, you will have fewer and less well defined shareholders’ rights than in the United States and certain other jurisdictions.
•	It may be difficult to bring civil liability causes against us or our directors and executive officers outside of Brazil.
•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.
•	The payments on the ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (FATCA).
•	You may be unable to exercise preemptive rights relating to our shares.
•	If you exchange your ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Risks Relating to Brazil

3.D.10 Macroeconomic risks

We continually monitor the macroeconomic risks that could materially impact our business, financial condition and operating results. These risks are assessed through processes carried out through our governance structure.

10 – Form 20-F 2021 | Bradesco

3.D.10.01 Domestic Environment

3.D.10.01-01 Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the current Covid-19 pandemic, which had a significant impact on our 2021 and 2020 results.

The outbreak of communicable diseases, such as the outbreak of Covid-19 on a global scale, which began in December 2019 and was declared a pandemic by the World Health Organization on March 11, 2020, may affect investment decisions and may result in sporadic volatility in the international and/or Brazilian markets. Such outbreaks may result and have resulted in, at different levels, the adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the closure of private establishments and public offices, interruptions to the supply chain, reduction of consumption in general by the population and volatility in the price of raw materials and other inputs.

In addition, governments have acted on a global scale with increased intervention in their economies, including through regulations and public spending, in order to mitigate the economic impacts caused by the Covid-19 pandemic.

These events had, or may have a negative and significant effect on the global and Brazilian economy, resulting in the following factors:

•	Reduction in the level of economic activity;
•	Currency devaluation;
•	Increase in the fiscal deficit and reduction in the capacity of the Brazilian government to make investments and payments and to contract services or acquire goods;
•	Decrease in the liquidity available in the international and/or Brazilian market; and
•	Delays in judicial, arbitral and/or administrative proceedings in Brazil, especially in those which are not electronic.

The occurrence of any of these events and their duration may have a materially adverse effect on the global and/or Brazilian economy, as well as impact the liquidity and market value of our shares and ADSs. In addition, they may also lead to long-term socioeconomic impacts, including a possible decrease in Brazilian GDP and an increase in demand for public spending in fundamental sectors, a scenario in which legislative amendments may be used in order to impose, even if only temporarily, a more onerous tax treatment of our business activities, which may adversely affect our business and operating results.

As of the date of this annual report, it is not possible to assure that our assessment of the actual and potential impacts (and related losses) of the Covid-19 pandemic will hold to be true, which could impact our operations and financial condition. We also cannot guarantee that further regional and/or global outbreaks will not occur, and if they do occur, we cannot guarantee that we will be able to take all the necessary steps to prevent a negative impact on our business. Further, our operations may be adversely impacted by the emergence of novel strains or variants of Covid-19, as well as by any setbacks in the rollout of vaccination programs.

At the end of 2020 and throughout 2021, the resurgence of the Covid-19 pandemic, in Brazil and globally, increased short-term risks to economic activity. Although vaccination rates have been high in Brazil, the spread of new variants such as the Omicron variant may lead to governments having to implement further measures to reduce the spread of the virus. This could generate negative impacts on the business, especially the service sector, employment, income and banking delinquencies, with possible adverse consequences on our results of operations and financial condition.

The extent to which Covid-19 may continue to impact our operations, liquidity, financial condition and results of operations will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and the duration, timing and severity of the impact on global financial markets and the condition of the Brazilian economy, all of which are highly uncertain and cannot be predicted. We will continue to closely monitor and evaluate the nature and extent of the impact of Covid-19 on our operations, liquidity, financial condition, results of operations and prospects. We may also be required to take further actions that alter our business operations, as may be required by local authorities, or that we determine are in the best interests of our employees, suppliers and clients.

11 – Form 20-F 2021 | Bradesco

3.D.10.01-02 The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Investing in emerging market countries such as Brazil carries economic risks. Volatility in Latin American and other emerging market economies has been caused by many different factors, including high interest rates, changes in currency values, high levels of inflation, exchange controls, wage and price controls, changes in economic or tax policies, the imposition of trade barriers, and internal security issues. Any of these factors may adversely affect the value of our ADSs.

Abrupt changes in monetary or fiscal policies, which are not justified by changes in the economic scenario, can generate uncertainties about economic policy, leading to the deterioration of expectations, amplifying the volatility and negatively impacting the prices of domestic assets. Accordingly, actions and signs of economic policy that are credible and transparent tend to keep macroeconomic volatility at low levels.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the general public, which has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad. Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy, which in turn can negatively affect our revenues and our ability to access the global capital markets.

Furthermore, legislative changes may have an adverse impact on our operations and performance, including any changes to tax legislation. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation, associated costs and penalties. Such legislative changes may have an adverse impact on our business, financial condition and operating results.

Until the outbreak of the Covid-19 pandemic, the Brazilian government had been following an economic agenda to reduce government spending, preparing the economy to compete in international markets, improving the commercial environment and promoting privatizations and infrastructure concessions. The Covid-19 pandemic, however, led the Federal Government to increase its spending to combat the direct and indirect effects of the health crisis, not only on public health, but also on economic activity, employment, household income and corporate revenues. At the end of 2021, even in the face of the reduction of infections and the advancement of vaccinations throughout the country, the National Congress and the Federal Government enacted relevant changes to the Brazilian tax regulations, in particular to the law regarding the spending ceiling and the fiscal responsibility law, arguing in favor of the need to extend and expand the social benefits granted during the most acute phase of the pandemic. These changes to the fiscal framework have had a negative impact on investor confidence and domestic asset prices.

Uncertainty regarding economic policy can harm the Brazilian economy and, consequently, our business, operating results and financial condition.

12 – Form 20-F 2021 | Bradesco

3.D.10.01-03 The 2022 presidential elections may increase uncertainties regarding the direction of Brazil's economy over the next few years.

Since 2014, Brazil has experienced economic and political volatility due to allegations of corruption and money laundering, and investigations involving individuals, companies and political parties that led to the conviction of certain public and private officers, which negatively impacted the Brazilian economy and governability, contributing to increased uncertainty.

The allegations and convictions had an adverse impact on the image and reputation of the companies involved, as well as the general perception of the Brazilian markets, economy, political environment and the Brazilian capital market. We do not control, and we cannot predict whether such investigations or allegations will lead to more volatility that could have a material impact on the Brazilian economy, our business, financial conditions and operating results and the market price of our shares and ADSs.

In addition, in light of the 2022 presidential and other elections, uncertainties about economic policy or governability may influence market perception regarding investment risk in Brazil, which in turn may adversely affect the market value of our securities and assets in general. Further, considering that the market value of Brazilian companies experienced volatility during past presidential elections and this may materialize again in 2022. Specifically, the imminence of the electoral process can increase the uncertainty regarding the economic policy prospects, however, the extent of this impact will depend on the election manifestos of the main candidates to the Presidency of the Republic and the signaling regarding their commitment to the institutional and macroeconomic stability of Brazil. Any of the above factors may create additional political uncertainty, which could have a material impact of the Brazilian economy, our inflation can affect our revenues and our ability to access foreign financial markets.

3.D.10.01-04 Persistently high inflation can affect our revenues and our ability to access foreign financial markets.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have had significant negative effects on the Brazilian economy and have contributed to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of, and the potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, intensified as a result of the adoption of inflation targeting measures, with concerns that inflation levels might rise again. Current economic policy in Brazil is premised on a monetary regime which the Central Bank of Brazil oversees in order to ensure that the effective rate of inflation stays in line with a predetermined and previously announced target. Brazil’s rates of inflation reached 10.06% in 2021 and 4.5% in 2020, as measured by the Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA).

Inflation and government measures to combat inflation, along with speculation about possible future governmental measures, have had and are expected to continue to have significant negative effects on the Brazilian economy, including heightened volatility in the Brazilian securities market. In addition, measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and limiting economic growth. On the other hand, these policies may be incapable of preventing increases in the inflation rate. Furthermore, the absence of such policies may trigger increases in the inflation rate and thereby adversely affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our clients to offset the effects of inflation on our cost structure, which may adversely affect us.

Faced with a scenario of well-anchored expectations and high levels of economic inactivity, which had been gradually reducing since 2017, inflation in Brazil had remained below the middle of the target established by the National Monetary Council (CMN), but it was above the center of the target in 2020 (4.0% for 2020). In 2021, successive shocks associated with the post Covid-19 pandemic reopening of the economy, and fiscal and monetary stimuli increased inflation worldwide. These movements were amplified in Brazil by factors specific to the country, such as the uncertainty regarding the fiscal policy or climatic conditions, causing inflation measured by the IPCA to reach 10.06%.

13 – Form 20-F 2021 | Bradesco

For 2022, the CMN set the target for Brazilian inflation at 3.5% with a tolerance interval of less and more than 1.50 percentage points, according to Resolution CMN No. 4,724/19. The shocks on inflation and the strong recovery of demand during 2021 led the Central Bank of Brazil to initiate a monetary tightening process, which led to a SELIC (Sistema Especial de Liquidação e Custódia – Special System for Settlement and Custody), Brazilian base interest rate, of 9.25% as of December 31, 2021.

We expect persistent inflation, uncertainty regarding the fiscal trajectory, and the risk of the expectations to lead the Central Bank of Brazil to continue raising the SELIC rate in 2022. As of the date of this annual report, the SELIC rate was 11.75%.

The effects of persistent inflation and policies to contain it can affect our costs and net margins and if investor confidence falls, the price of our securities may decrease. Inflationary pressures may also affect our ability to access foreign financial markets while public policies to reduce inflation may have an adverse effect on our business, financial condition, operating results and the market price of our shares and ADSs.

3.D.10.01-05 Changes in the base interest rate (SELIC) by the Central Bank of Brazil may materially adversely affect our margins and operating results.

The economic impacts of the Covid-19 pandemic created the conditions for the Central Bank of Brazil to reduce the SELIC rate to its lowest level in history in 2020, leveraging other actions of stimulus, tax and credit. This movement was possible due to a combination of risks of severe recession, anchoring of inflation expectations and adoption of monetary stimulus, in Brazil and in the world, in view of the expectations of an unprecedented crisis. The SELIC rate, which closed 2019 at 4.5%, was reduced to 2.0% in August 2020.

This process of reducing the SELIC rate to the lowest historical level was influenced by the high level of inactivity in the goods and labor markets, despite the initial strong exchange rate depreciation between April and May 2020, reflecting the risk aversion of investors in the most recent critical period of the Covid-19 pandemic. We have no control over the base interest rates established by the Central Bank of Brazil or the frequency with which they are adjusted.

As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that have resulted in Brazil’s interest rates being among the highest in the world. The Central Bank of Brazil sets the base interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. During recent years there has been significant volatility in the official Brazilian base interest rate (SELIC), which ranged from 14.25%, on December 31, 2015, to 2.00% on August 20, 2020. As of December 31, 2021, the SELIC rate was 9.25%. Subsequently the rate was gradually increased to 11.75% where it remains as of the date of this annual report. The Central Bank of Brazil has indicated that it intends to continue to increase the SELIC rate to control inflation

Increases in the SELIC rate may have an adverse effect on us, having the effect of reducing the demand for our credit and increasing our funding costs, internal debt expenses and the risk of default by clients. Reductions in the SELIC rate may also have an adverse effect on us, reducing the interest income we earn on our interest-earning assets and reducing our revenues and margins.

3.D.10.01-06 The low growth of the Brazilian economy can adversely affect us.

Brazil showed signs of incipient recovery from a recent prolonged economic recession at the beginning of 2020, when the serious economic consequences of the Covid-19 pandemic pushed the economy back into recession, with weaknesses and material imbalances continuing to threaten the macroeconomic stability and the future prospects of the Brazilian economy. The persistence or intensification of the economic crisis in Brazil and the uncertainty about whether the Brazilian government is prepared and willing to implement changes to policies or regulations to address the current economic challenges can affect us adversely. The uncertainty about whether the Brazilian government will implement changes in policies and regulations may be aggravated by uncertainty regarding the prospects for the economic policy.

14 – Form 20-F 2021 | Bradesco

After suffering the severe effects of the Covid-19 pandemic in 2020, the Brazilian economy showed a strong recovery in 2021, in response to fiscal, monetary and credit stimuli promoted by the Brazilian government. However, we expect uncertainties related to the trajectory of public accounts and the delayed effects of monetary tightening carried out over the last year could negatively impact the pace of growth of economic activity in 2022. In addition, there is the risk that new Covid-19 variants or strains could negatively impact the recovery of sectors, such as services, supply chains and global trade. Accordingly, the persistence of low Brazilian economic growth and the risks of new recessive cycles may negatively affect our operations and revenues.

3.D.10.01-07 Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities from issuers based in Brazil. Crises in other emerging market countries may diminish investor interest in securities from issuers based in Brazil, including ours, which could adversely affect the market price of our shares and ADSs.

3.D.10.01-08 Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government’s ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of our operations, which may affect the market value of our shares and ADSs.

3.D.10.01-09 Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our clients are subject. Such reforms include changes in the rate of assessments and, occasionally, the enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

In times of constantly changing fiscal trends, with increased public spending and public debt increasing as a proportion of GDP, effective tax rates may rise at a pace higher than expected, affecting the growth of our portfolio and increasing volatility. Moreover, the risk of changes in taxes and fiscal assessments may materialize as the government may target taxation towards certain sectors, such as the financial markets, with negative impacts on the results and investments of businesses operating in the segment.

15 – Form 20-F 2021 | Bradesco

The Covid-19 pandemic and the decree of the state of calamity can result in far-reaching socioeconomic impacts, including a possible fall in tax revenues in Brazil and an increase in demand for public spending in key sectors. In this scenario, the federal, state and municipal governments may promote legislative changes to impose, even if temporarily, a more onerous tax treatment on our activities, which may adversely affect our business and operating results.

We cannot guarantee that the Brazilian government will not implement a tax reform or changes in the applicable laws and regulations, changing the tax system to which we are currently subject, as well as that any tax incentives will be maintained or renewed under favorable conditions for us. If these changes, directly or indirectly, increase the tax burden owed by us, our gross margin may decrease and, consequently, adversely impact our business and operating results.

3.D.10.02 External Environment

3.D.10.02-01 Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a reflection of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real once again devalued against the U.S. dollar, which was intensified in 2020 and 2021 because of the increased global aversion to risk, due to the Covid-19 pandemic. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

If the Brazilian currency devalues or depreciates, we may incur losses on our monetary liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency, and experience gains on our monetary assets denominated or indexed to foreign currencies, since these liabilities and assets are converted into reais using the foreign exchange rate at the reporting date. Consequently, if our monetary liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our operating results, and the market value of our shares and ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our loan operations depend significantly on our ability to match the cost of funds indexed to the U.S. dollar with the rates charged to our clients. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract clients on these terms or to charge rates pegged to the U.S. dollar.

The Brazilian currency recovered part of the losses of the previous years in the first months of 2022, mainly because of rising domestic interest rates and higher international commodity prices. The outlook for the currency over the remainder of the year remains uncertain because of the general elections in October (which have often been a source of volatility in asset prices during past cycles) and persistent inflation, as well as uncertainties regarding the international scenario, such as Fed (Federal Reserve System) tightening and the ongoing conflict in the Ukraine.

If the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our liabilities denominated in or indexed to foreign currencies, as these liabilities and assets are converted into reais using the foreign exchange rate at the reporting date. Therefore, if our monetary assets denominated or indexed to foreign currencies significantly exceed our monetary liabilities denominated or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency could be material and adversely affect our operating results, even if the value of monetary assets has not changed in their original currency.

16 – Form 20-F 2021 | Bradesco

3.D.10.02-02 The increase in international interest rates could adversely impact global economic or market conditions.

The speed of recovery of the global economy and rise in inflation in several developed economies has led the authorities of these countries to begin reversing the strongly stimulating policies implemented during the Covid-19 pandemic.

The Bank of England has already started the cycle of interest rate hikes, and the market expects the Federal Reserve to begin to normalize its interest policy even in the first semester of 2022. Inflation is higher than the target (consumer inflation measured by the CPI of the U.S. closed 2021 at 7.0% – the highest level since 1982), and unemployment is close to pre-pandemic levels in the U.S.

Historically, periods of increase in international interest rates are associated with increased risk aversion among investors. The increase in the cost of capital globally, changes in financial conditions or a faster than expected economic slowdown, may adversely affect our business, results of our operations, our financial condition, the market value of our shares and ADSs.

3.D.10.02-03 Certain reference rates, including EURIBOR may be discontinued or reformed in the future, and there may be risks associated with this discontinuation.

The Euro Interbank Offered Rate (EURIBOR) and other interest rates or other types of rates and indices which are deemed to be benchmarks are the subject of ongoing national and international regulatory discussions and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented.

Regulation (EU) No. 2016/1011 (the EU Benchmark Regulation) applies, subject to certain transitional provisions, to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the EU. Regulation (EU) No. 2016/1011 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the UK Benchmark Regulation) applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the UK. The EU Benchmarks Regulation or the UK Benchmarks Regulation, as applicable, could have a material impact on any debt instruments linked to EURIBOR or another benchmark rate or index, in particular, if the methodology or other terms of the benchmark are changed in order to comply with the terms of the EU Benchmark Regulation or UK Benchmark Regulation, and such changes could (amongst other things) have the effect of reducing or increasing the rate or level, or affecting the volatility of the published rate or level, of the benchmark. More broadly, any of the international, national or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain "benchmarks," trigger changes in the rules or methodologies used in certain "benchmarks" or lead to the discontinuance or unavailability of quotes of certain "benchmarks".

As an example of such benchmark reforms, on September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a "risk free overnight rate" which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (€STR) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has subsequently been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

17 – Form 20-F 2021 | Bradesco

The elimination of EURIBOR or any other reference rate, or changes in the form of management of any reference rate, may require or result in these benchmarks performing differently than in the past, or disappearing entirely, or having other consequences, which cannot be fully anticipated. Any of these developments and any future initiatives to regulate, reform or change the administration of referrals can result in adverse consequences for the return, value and market of loans, mortgages, bonds, derivatives and other financial instruments whose returns are linked to any reference, including those issued, financed or held by us. In addition, we incur costs related to any future transition to new benchmarks.

3.D10.02.04 Conflicts and other geopolitical developments may affect risk appetite and commodity prices, and constitute an important risk for the global economic scenario.

Conflicts and geopolitical events can generate widespread uncertainties, significantly impacting commercial relationships, investor risk appetite and the price of certain assets, especially commodities. This scenario may lead to lower or negative growth in many economies, as well as trigger an expansion of global inflation, with an impact on interest rate policies practiced by central banks, and a greater aversion to risk and currencies of emerging countries, with potential effects on international liquidity and global economic growth. Any consequences resulting from these events may have adverse effects on the political, economic and business environment in Brazil, with an impact on the perception and confidence of economic agents, which in turn could have a negative effect on our operations.

The recent conflict between Russia and Ukraine has prompted the U.S. government, the European Union, the U.K. and other governments to impose economic sanctions and export controls against Russia and Russian interests in addition to threats about further additional sanctions and controls. These measures, as well as potential responses by Russia, have impacted the price of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. Any of these factors can have an impact on the global credit and capital markets, which could adversely affect our business, financial condition and results of operations.

3.D.20 Risks relating to us and the Brazilian banking industry

As a result of the complexity of our business and the range of products and services offered to our clients in all segments of the market, we are exposed to various types of risks, either due to internal or external factors. Among the main types of risks, we highlight:

3.D.20.01 Market Risk

This relates to the possibility of financial loss due to changes in prices and interest rates of our financial assets, as our asset and liability portfolios may have mismatches in amounts, maturities, currency and indexes.

3.D.20.01-01 Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on the results of our operations and are not predictable.

The fair value of certain investments in financial assets may decrease significantly and may fluctuate over short periods of time. As of December 31, 2021, investments classified as “fair value through profit or loss” and as “fair value through other comprehensive income” represented 31.6% of our assets, and realized and unrealized gains and losses originating from these investments have had, and may continue to have, a significant impact on our results of operations.

Eventually, investment prices in financial assets, which are supported by models, may not predict more sharp fluctuations in market movements, meaning that the profitability of these operations may at times cause negative effects on our operating results, despite the fact that they reflect our investment policies, asset and liability management and risk appetite.

18 – Form 20-F 2021 | Bradesco

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

3.D.20.02 Credit Risk

This is represented by the possible losses associated with the non-fulfilment of the financial obligations of the borrower or counterparty under any agreement, as well as the devaluation of a credit contract due to the deterioration in the borrower’s risk classification, the reduction in gains or remuneration, benefits given in renegotiation, the recovery costs and other amounts related to the non-fulfilment of the counterparty’s financial obligations. In addition, it includes the Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations associated with the counterparty or mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to obstacles in the currency conversion of amounts received outside the country associated with the operation subject to credit risk. Counterparty Credit Risk is represented by the possibility of loss due to non-compliance by a given counterparty with settlement obligations related to transactions involving the trading of financial assets, including the settlement of derivative financial instruments or by the deterioration in the credit quality of the counterparty, and Concentration Risk is represented by the possibility of losses due to significant exposures to a counterparty, risk factor, product, economic sector or geographic region.

3.D.20.02-01 We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.

Historically, our portfolio of loans and advances to clients registered an increase, interrupted in 2017 due to the recession in the Brazilian economy, with resumption of growth in 2018. Any corresponding rise in our level of overdue loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of overdue loans are normally higher among our individual clients than our corporate clients.

Our delinquency ratio, which is defined as the total loans overdue for over 90 days in relation to the total portfolio of loans and advances, increased to 2.8% as of December 31, 2021, compared to 2.2% as of December 31, 2020. This increase in our delinquency ratio is related to the normalization of the economic conditions following the end of the measures we adopted during 2020 to provide liquidity to clients and adjust the amounts due to us in the short-term during the Covid-19 pandemic. For further information about loan renegotiations, see "Item 5.B. Liquidity and Capital Resources – 5.B.50 Capital Management".

However, rapid loan growth may also reduce our ratio of overdue loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to clients may result in increases in our impairment of loans and advances and our ratio of overdue loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and operating results.

19 – Form 20-F 2021 | Bradesco

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

3.D.20.02-03 We may face significant challenges in gaining possession of and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the borrower. Depending on the type of collateral provided, we either have to enforce such transfer of the collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of our operations.

3.D.20.02-04 We may incur losses due to impairments on goodwill from acquired businesses.

We record goodwill from acquisitions of investments whose value is based on estimates of future profitability pertaining to business plans and budgets. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (CGUs) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of goodwill in order to conclude whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that our evaluation of goodwill will not require impairments to be recorded in future, which may negatively affect, the result of our operations, our financial condition and the market value of our shares and ADSs.

3.D.20.02-05 A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position.

Credit ratings represent the opinions of independent rating agencies regarding our ability to repay our indebtedness and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability or due to a downgrade of the Brazilian sovereign rating.

Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Bradesco are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Bradesco.

Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net income, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses that may be part of our financing agreements with other institutions could result in an immediate requirement to deliver additional collateral to counterparties or take other actions under some of our derivative contracts, adversely affecting our interest margins and operating results. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate.

20 – Form 20-F 2021 | Bradesco

3.D.20.03 Liquidity Risk

This is represented by the possibility of not being able to fully meet our obligations, without affecting its daily operations and incurring significant losses, as well as the possibility not of being able to trade a position at market price due to our significant size when compared to the usually traded volume or due to some market discontinuation.

3.D.20.03-01 Adverse conditions in global credit and capital markets, as well as the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in global credit and capital markets have generally decreased liquidity, with higher costs of funding for financial institutions. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from sales with repurchase agreements (repos), which are largely guaranteed by Brazilian government securities. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening of the credit risk of the Brazilian government, the cost of these transactions can increase, making this source of funding inefficient for us. For further information about obligations for repurchase agreements, see “Item 5.B. Liquidity and Capital Resources – 5.B.20. Liquidity and Funding”.

If the market declines, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

3.D.20.03-02 Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, incluinding us, are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank of Brazil do not bear interest; and
•	the remainder is paid at the SELIC rate or rate of return of the savings account. For more information on the rate of return of savings accounts, see “Item 4.B.30.01-02.01 Deposit accounts” of this annual report.

Rules related to compulsory deposits have been changed from time to time by the Central Bank of Brazil, as described in “Item 4.B. Business Overview – 4.B.70.02 Banking Regulations – 4.B.70.02-05 – Compulsory Deposits”.

21 – Form 20-F 2021 | Bradesco

As of December 31, 2021, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$88 billion. Compulsory reserve requirements have been used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over such imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

3.D.20.04 Insurance Risk

Insurance risk is the risk arising from an adverse economic situation, which contradicts both the expectations of the insurance company at the moment of underwriting the insurance on the insurance policies commercial terms, and the uncertainties that exist in the estimation of provisions, it includes the risk of pension funds, represented by the materialization of the need for emergency contributions to cover shortfalls of funds administered by Closed Complementary Social Security Entities (EFPC), for which we became responsible as a result of some of our previous business acquisitions.

3.D.20.04-01 Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion into pension income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity, pandemics such as the Covid-19 pandemic, which can have a systemic effect on the business (particularly health products), or related and economic effects (other insurance products), among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of our operations.

3.D.20.04-02 We are responsible for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

22 – Form 20-F 2021 | Bradesco

3.D.20.05 Operational Risk

Operational risk is represented by the possibility of losses arising from faulty, deficient or inadequate internal processes, people and systems, or external events. This definition includes legal risk associated with activities developed by us.

3.D.20.05-01 A failure in our technological infrastructure and systems or those of our suppliers, could temporarily interrupt our businesses and cause losses.

Our operations depend on the efficient and uninterrupted operation of our information technology systems. However, any unavailability of infrastructure, software or telecommunications networks may impact on the processing of transactions carried out by our clients, which may lead to financial losses, regulatory fines, sanctions, interventions, reimbursements and other costs with damages. These factors could have a material adverse effect on our business, reputation and results of operations.

Further, due to the nature of our operations, the wide range of products and services we offer, the significant volume of activites and operations performed, and the global context of digital transformation that demands the integration of platforms and growing usage of cloud computing, we face certain additional risks:

•	Necessity of continuing redesign and evolution of our information technology architecture and applications;
•	Need to update and integrate legacy systems with emerging technology models in a timely manner;
•	The ever-increasing dependency on service providers due to the migration of certain services to the cloud, which demands robust governance and new ways of mitigating security and continuity risks that go beyond our control environment;
•	The extensive use of internet and connectivity solutions; and
•	The increasing difficulty in attracting and retaining specialized IT personnel in a competing market.

Any of these events may cause interruption, increased costs, delays in processing information and/or losses in the transmission of essential data, which may affect our business, reputation and operating and financial conditions.

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

There is a criminal proceeding against two of our former executive officers, at the 10th Federal Court of Judicial Section of the Federal District regarding the so-called “Operação Zelotes” (Operation Zealots), which is an investigation of alleged improper conduct by the members of the Federal Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais, or CARF). The investigation phase of the proceeding has already been completed, and we are currently awaiting the decision of the lower court. We are not party to this proceeding.

Our management conducted an internal evaluation of records and documents related to the matter and found no evidence of any wrongful conduct carried out by our former representatives.

23 – Form 20-F 2021 | Bradesco

As a result of Operation Zealots, the General Internal Affairs of the Ministry of Finance (Corregedoria Geral do Ministério da Fazenda) initiated an administrative investigation to determine whether there are grounds to file an Administrative Accountability Proceeding (Processo Administrativo de Responsabilização, or PAR) against us. On February 3, 2020, the decision to file the related procedure was published in Section 2 of the Official Gazette (Diário Oficial da União) of the Federal Government. The decision of the Office of Internal Affairs of the Ministry of Economy fully accepted the final report of the processing commission, the opinion of the National Treasury Attorney General’s Office and the Joint Order of the General Coordination of Management and Administration and of the Leadership of the Advisory and Judgment Division, which expressly recognized a lack of evidence that we had promised, offered or given, directly or indirectly, an improper advantage to public agents involved in this operation, in accordance with article 5, section I, of Law No. 12,846/13.

The progress of Operation Zealots and other on-going investigations or investigations that may be initiated in the future, any consequent events and the possibility of new accusations may negatively affect our reputation, our financial condition and the market value of our shares and ADSs.

3.D.20.06-02 Financial institutions, such as us, may be subject to legal proceedings arising due to certain actions by third parties related to anti-corruption, money laundering and terrorism financing (AML/TF).

We are subject to Brazilian anti-corruption and AML/TF legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anti-corruption and AML/TF laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that (i) any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind; (ii) officers, employees and third parties may inappropriately use financial systems for any AML/TF related acts. Legislation with transnational reach, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian legislation, require us, among other things, to maintain policies and procedures aimed at preventing any illegal or improper activities related to AML/TF and corrupt government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities.

If our policies and procedures designed to prevent bribery, AML/TF and other corrupt practices are not capable of preventing voluntary or inadvertent actions by our officers, employees or third parties that amount to corruption, the governmental regulatory agencies to which we are accountable have the power and authority to impose fines and other penalties.

Involvement in these actions, a risk inherent in the activities of financial institutions, may result in negative publicity for us, and any adverse decision in an administrative or judicial proceeding may negatively affect our financial condition, operating results and the market value of our shares and ADSs. Further, the perception or allegation that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

In 2019, as part of operation “Câmbio Desligo”, a follow on from operation “Lava-Jato”, two of our former managers were investigated and indicted by the Public Prosecutor’s Office for alleged involvement in the opening and maintenance of checking accounts for companies with irregularities. We subsequently conducted a thorough internal investigation and adopted the required governance measures as well as making ourselves available to the authorities to contribute to the verification of the facts.

3.D.20.06-03 Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, or (AML), anti-terrorism, antibribery and anti-corruption, as well as sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full client due diligence (including sanctions and politically exposed person screening) and keep our client, account and transaction information up to date. We have implemented financial crime policies and procedures detailing our requirements and who, within or organization, is responsible for these. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the corporate security area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, antibribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between Preventing and Anti-money Laundering/ Terrorism Financing (AML/TF) supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

24 – Form 20-F 2021 | Bradesco

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, such policies and procedures may not prevent third parties from using us (and our relevant counterparties) as a conduit for illegal activities, without our knowledge. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities without our knowledge. In addition, we rely heavily on our employees and systems to assist us by identifying such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our client due diligence, client screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes are not effectively applied, there remains a risk of regulatory breach.

Additionally, in 2015 and early 2016, pursuant to a new resolution issued by the United Nations Security Council, as well as recently enacted laws and regulations issued by the Central Bank of Brazil requiring the implementation of the aforementioned resolution in Brazil, additional compliance requirements were imposed on us and other financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we continue to evaluate their impact on our control and compliance procedures and whether adjustments will need to be made to our control and compliance procedures as a result.

If a financial institution, including us, is unable to fully comply with applicable laws, regulations and expectations, according to Brazilian Laws, the regulators agencies and bodies to which we are subject have the ability and authority to impose significant fines and other penalties, including requiring a complete review of its business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our clients’ data and bank products and services from being accessed or used for illegal or improper purposes.

In addition, we rely heavily on our relevant counterparties such as furnishers, providers and commercial partners, to maintain and apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If a financial institution, including us, is associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements, our reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to “blocked lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

25 – Form 20-F 2021 | Bradesco

3.D.20.06-04 We may suffer losses due to employee misconduct.

Our business is exposed to risk from potential non-compliance with our policies, including our Code of Ethical Conduct, and related behaviors and employee misconduct such as fraud, negligence or non-financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm. It is not always possible to deter employee misconduct, despite all the precautions we take to prevent and detect this activity.

Employee misconduct could have a material adverse effect on our business, financial condition, operating results, prospects and reputation.

3.D.20.06-05 The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•	minimum capital requirements;
•	compulsory deposit/reserve requirements;
•	limitations on investments in fixed assets;
•	lending limits and other credit restrictions;
•	earmarked loans, such as housing loans and rural loans;
•	accounting and statistical requirements about our operations;
•	minimum capital coverage;
•	mandatory provisioning policies;
•	limits and other restrictions on rates; and
•	limits on the amount of interest that banks can charge and the period for which they can capitalize interest.

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

3.D.20.06-06 We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank of Brazil treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank of Brazil, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank of Brazil may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank of Brazil carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank of Brazil also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

26 – Form 20-F 2021 | Bradesco

3.D.20.06-07 The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our operating results may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate was not enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by STF, in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts have been made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02, as amended, (or the Civil Code), unless the parties to a loan have agreed to use a different rate the interest rate ceiling is pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently uncertainty as to whether the base rate which is referred to in the Civil Code is: (i) the SELIC rate, which was 11.75% per annum as of the date of this annual report or (ii) the 12% per annum rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (Brazilian Tax Code), which is the default interest rate applied when taxes are not paid on time.

3.D.20.06-08 Brazilian Central Bank regulations or Brazilian Court decisions involving interest rate ceilings could have a material effect on the financial condition, operating results or prospects of financial institutions based in Brazil, including us.

On November 27, 2019, Resolution No. 4,765/19 was enacted by the CMN, as amended. It regulates overdraft facilities granted by financial institutions for a demand deposit account, providing, among other matters, the limit for the interest rates on the amount of the overdraft used. For further information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-14 Use of the overdraft”.

Additionally, certain Brazilian courts have for the same issued decisions in the past, limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

27 – Form 20-F 2021 | Bradesco

3.D.20.06-09 We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Regulation (GDPR – LGPD, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the GDPR followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. In particular, the GDPR was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation (GDPR).

The impact of this law has been significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the GDPR required structural changes in our client relationship, business partners, service providers and employees, and in virtually all internal areas of Brazilian companies. The GDPR has been in force since December 28, 2018 as regards the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or ANPD), the public administrative body responsible for ensuring, implementing and supervising compliance with the GDPR and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted in 2019 into Law No. 13,583/19. The remainder of the law came fully into force without administrative sanctions on September 18, 2020. As a result of the Covid-19 pandemic, the National Congress approved Law No. 14,010/20 postponing the entry into force of Articles 52, 53 and 54 of Law No. 13,583/19 until August 1, 2021, concerning administrative penalties.

We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cybersecurity being key and a pillar of the technology and processes to establish data protection for our clients, resiliency, and structure for threat identification, detection, and response and recovery procedures in cases of cyberattacks.

However, possible failures or attacks on our systems and processes of prevention, detection and/or correction in the fight against fraud and in providing information security, and the consequent non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares and ADSs. See item 3.D.20.05-01 “A failure in our technological infrastructure and systems or those of our suppliers, could temporarily interrupt our businesses and cause losses.”

3.D.20.06-10 The Brazilian Supreme Court (STF) is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by its Members. According to the associations representing the savings account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

The STF decided that the judgments for class actions proposed by associations questioning the inflationary adjustments only benefit consumers who: (i) were associated with the associations at the time of filing of the class actions; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are account holders and that had suffered losses related to inflationary purges, irrespective of whether those losses were associated with the association, plaintiff of the class action).

28 – Form 20-F 2021 | Bradesco

In connection with a related decision, the Brazilian Supreme Court of Justice (STJ) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The amendment was taken to the Supreme Court for approval, its extension was approved by the plenary of the court, on May 28, 2020, for a period of 30 months (renewable for a further 30 months), from March 12, 2020, to adhere to the terms of the agreement by means of a digital platform specially created for this purpose. As this is a voluntary settlement, which does not oblige the savings account holder to join, we are unable to predict how many savings account holders will accede to it.

The STF is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses, which may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

3.D.20.07 Strategy Risk

Strategy risk is represented by the uncertainty in achieving the predetermined objectives. This may be due to adverse changes in the business environment, to the use of inappropriate assumptions in the decision-making process or the implementation of the strategy in a different way to what was planned.

3.D.20.07-01 The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private, based in Brazil and abroad, in addition to new players, such as fintechs and startups that operate with differentiated and reduced levels of regulation. It should be noted that major technology companies “bigtechs” are also strong competitors, seeking to invest in online payment systems and financial transactions tools by means of various types of applications. In addition, we note that the implementation of Open Banking in Brazil may further intensify this competition through the possibility of sharing information between institutions.

This competitive environment combined with the accelerated process of digital innovation observed in the sector may impact our speed of adaptation to this ecosystem and consequently the performance of certain lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

3.D.20.08 Step-in risk

Step-in risk is represented by the possibility of financial loss, resulting from our relationships (contractual or not) with subsidiaries, associates, investment funds, foundations, suppliers, partners and other entities beyond, or in the absence of, our contractual obligations with such entities which are not consolidated in the Prudential Conglomerate.

29 – Form 20-F 2021 | Bradesco

3.D.20.08-01 Eventual need for financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

As a result of our relationship with companies that are not included in our regulated group (the Conglomerado Prudencial) and our activities related to investment funds, we may have to provide financial support for these entities if they run into financial difficulties, equity imbalances, reduction in financial income, or insufficient liquid assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation occurring in entities in which we have invested.

Due to the complexity of some of our services, we may be dependent on relationships with suppliers/partners or have difficulty replacing some suppliers/partners. We are also subject to operational risks that are beyond our control and may negatively impact our operations, as well as cause difficulty in our delivery of products and services to our clients. Possible interruptions in the provision of our services and difficulties in replacing certain suppliers/partners or other issues beyond our control arising from outsourced companies, may adversely affect our reputation, result of operations, financial conditions, the result of our operations and/or the market value of our and ADSs.

3.D.20.09 CyberSecurity Risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leakage, that could compromise the confidentiality, integrity and/or availability of our critical processes, assets and/or infrastructure.

3.D.20.09-01 Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks which could materially and adversely affect us in case of failures to adequately protect our assets and people.

Like other large corporations, we are heavily dependent on technology and information, which exposes us to internal and external events that may affect the availability of our systems and information technology infrastructure. Those events can also occur at our third-party service providers, which form part of our supply chain and have the potential to materially adversely affect our business and activities.

The risks that may, directly or indirectly, impact us or our third party service providers, include but are not limited to: penetration of information technology systems and platforms by malicious individuals, infiltration of malware such as computers with viruses into our systems, intentional or accidental contamination of our networks and systems or those of our third party service providers with whom we exchange data, unauthorized access to confidential client data and or organizational data and cyberattacks which can cause service degradation and/or outages that can result in business losses.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

Cybersecurity and its risks are treated at the highest strategic level within our Organization. The possibility of loss, theft or alteration of data processed and stored by us or our third-party service providers that we considered a relevant factor in our risk analysis due to the potential exploitation of vulnerabilities and weaknesses in systems, devices, networks or other digital media in our information technology environment and in our third-party service providers' information technology environment (e.g., ransomwares).

Our corporate security department carries out a previous and periodic analysis of the control environment of our third-party service providers. New contracts and/or the renewal of relevant data processing and storage and cloud computing services contain specific cybersecurity clauses aimed at protecting the information, even after the termination of the contract.

30 – Form 20-F 2021 | Bradesco

Brazilian regulatory agencies have also intensified regulations, including through the GDPR, CVM Instruction No. 612/19 and CMN Resolution No. 4,893/21. The GDPR imposes large fines in the case of data leakage in the event of non-compliance with the terms and conditions of the GDPR. Accordingly, any failure to protect personal information could adversely affect us, our operating results and financial condition and reputation. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as damage that could materially and adversely affect our operating results, financial condition, prospects and reputation. In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority.

As a result of the Covid-19 pandemic, we have rapidly increased the number of employees working remotely. Although we have reinforced our information technology environment, this may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

Although we did not experience any relevant cybersecurity incident during 2021 and through the date of this annual report, failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

3.D.20.10 Social and Environmental Risk

This is represented by the potential damage that we may cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with clients, through financing and investment activities.

3.D.20.10-01 Large projects carried out by clients, financed by us, can generate socio-environmental impacts that could affect our results and reputation negatively.

Across several sectors, we lend and provide financing, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or is responsible for environmental disasters, it has a direct obligation to repair the damage. Consequently, depending on the magnitude of the socio-environmental impact, this client can have their economic-financial structure compromised. Such events could adversely affect our reputation, financial condition, the result of our operations and the market value of our shares and ADSs.

3.D.20.10-02 Climate change may have adverse effects on our business.

The risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, causing us to incur financial costs arising from: (i) physical climate risks; and (ii) risks arising from the transition to a low carbon economy.

Physical climate risks are related to the projection that the global climate will continue to change throughout this century and beyond, which is expected to result in an increase in the severity and frequency of extreme weather events. These events may have potential effects on the global economy that include, but are not limited to, significant changes in asset prices and industry profitability. Damage to borrowers' properties and operations can impair asset values and the credit quality of customers, leading to higher delinquencies, write-offs and impairment charges in our portfolios. In addition, our facilities may also suffer physical damage due to weather events which may represent an increase in costs for us.

31 – Form 20-F 2021 | Bradesco

Regarding transition risks, the global market may face significant and rapid developments in stakeholder expectations, as well as political, legal and regulatory changes. These changes may impact the activities of the clients we lend to and, indirectly, may impact the bank's business. In addition, we are expected to face greater scrutiny of the business we conduct, from regulators, investors, civil society and the public.

The effects of physical and transition risks can also represent losses for our clients, affecting the profitability of companies, as well as their ability to repay loans. Thus, if we do not adequately incorporate the risks associated with climate change into our risk framework to adequately measure, manage and disclose the various financial and operational risks that could result from climate change, or if we do not adapt our strategy and business model to regulatory and market changes, we may experience a material adverse impact on our rates of business growth, competitiveness, profitability, capital requirements, cost of financing and financial condition.

3.D.20.11 Reputational Risk

Represented by the loss of credibility before clients, counterparts, government agencies and market or community, resulting from undue and improper actions, acts and behavior.

3.D.20.11-01 Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of us by our clients, counterparties, stockholders, investors, regulators, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, relationship with non-ESG stakeholders, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived to be, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damages to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects.

3.D.20.12 Model Risk

Represented by the possibility of loss due to models with failures, deficiencies or inadequacies in the development process and/or use.

3.D.20.12-01 Potential for inappropriate business decision making based on flawed/deficient model development.

The use of models to support business decision making is an increasingly widespread practice in financial institutions. However, this support tool may lead to financial losses due to inappropriate decisions, which may negatively affect the result of our operations, our financial condition and the market value of our shares, generated by flaws in the model's foundation (examples: simplifications, approximations, insufficient data, development sample design, etc.) or by incorrect use of a model in decision making, through the use of a model different from the one that was conceived during its development.

32 – Form 20-F 2021 | Bradesco

3.D.30 Risk Management

3.D.30.01 Our risk management structure may not be fully effective.

Our objective is to fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and operating results. For more information on our risk management structure, see “Item 4.B. – Business Overview – 4.B.20.01 Corporate Process of Risk Management”.

3.D.40 Other Risks

3.D.40.01 A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of eleven members, including four independent members; accordingly, non-independent members may have conflicting interest with our other investors.

As of March 10, 2022, Fundação Bradesco directly and indirectly held 58.9% of our common shares. As a result, this shareholder has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Fundação Bradesco may also elect the majority of our Board of Directors, as well as approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Board of Executive Officers that have been working with us for more than ten years serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members.

Our Board of Directors has eleven members, four of them are independent, in other words they are not associated with Fundação Bradesco, in accordance with the criteria set out in Law No. 6,404/76 and the regulations issued by the CVM. Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. According to our by-laws, there is no legal or statutory provision requiring us to have independent directors, however, with the goal of enhancing corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned to the interests of our common shareholders and the shareholders do not have the same protections as they would if all the directors were independent. Furthermore, our directors (excluding our independent directors) are associated with Fundação Bradesco and there might arise circumstances in which the interests of Fundação Bradesco and its associates' conflict with our other investors’ interests.

Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco and our Board of Directors which may be contrary to the interests of our other investors, including the holders of and ADSs, and which may have a negative impact on the interests of the holders of common shares. For more information on our shareholders, see “Item 7.A. Major Shareholders".

33 – Form 20-F 2021 | Bradesco

3.D.50 Risks relating to our shares and ADSs

3.D.50.01 The Deposit Agreements governing the and ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders.

The voting rights of and ADSs holders are governed by the Deposit Agreements. Those Deposit Agreements provide that the depositary bank shall mail voting instructions to holders only if we authorize and direct the depositary bank to do so. If we do not provide that authorization and direction to the depositary bank, and ADSs holders will not be able to vote at our meetings, unless they surrender their ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement.

In addition, there are practical limits on the ability of and ADSs holders to exercise any vote due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In contrast, ADSs holders will not receive notice directly from us and cannot vote in person at the meeting. Instead, in accordance with the Deposit Agreements, the depositary bank will, if authorized and directed by us, send any notice of meetings of holders received by it from us to ADSs holders, together with a statement as to the manner in which voting instructions may be given by holders. To exercise any such ability to vote, ADSs holders must then instruct the depositary bank how to vote with the shares represented by their ADSs. Because of this extra step involving the depositary bank, if and when we authorize and direct the depositary bank to mail voting information to ADSs holders, the process for voting will take longer for ADSs holders than for holders of our shares. ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

3.D.50.02 Under Brazilian Corporate Law, preferred shareholders have limited voting rights, accordingly, preferred share ADS holders will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, as amended, which we refer to as Brazilian Corporate Law) and our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in limited circumstances (see “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.04 Voting Rights”, for further information on voting rights of our shares). As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

As discussed above in “3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders”, preferred share ADS holders will only be able to vote if we authorize and direct the depositary bank accordingly. As a result of the fact that preferred shareholders have limited voting rights, any ability to vote that we may extend to preferred share ADS holders corresponding to preferred shares pursuant to the applicable Deposit Agreement would be similarly limited.

3.D.50.03 The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares, underlying the ADSs from the depositary bank at any time, your ability to sell our shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 42.7% of the aggregate market capitalization as of December 30, 2021.

34 – Form 20-F 2021 | Bradesco

3.D.50.04 Our shares and ADSs are not entitled to a fixed or minimum dividend.

Holders of our shares and, consequently, our ADSs are not entitled to a fixed or minimum dividend. Pursuant to the Deposit Agreements, if the depositary (as holder of the ADSs underlying the ADSs) receives any cash dividend or distribution from us, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our ADSs as promptly as practicable. However, if we do not pay dividends to holders of our common shares or preferred shares then there will be no payment of dividends to holders of our ADSs.

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

Further, pursuant to CMN Resolution No. 4,958/21, the Central Bank of Brazil may impose restrictions on the payment of dividends and interest on capital in the event of non-compliance with the additional capital requirements established by the Central Bank of Brazil, as further described in “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-03 Capital adequacy and leverage”.

3.D.50.05 As an ADSs holder you will have fewer and less well defined shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of our shares may have fewer and less well defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self dealing and the preservation of shareholder interests may be less heavily regulated and what regulations are in place may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practices have less detailed and well established rules and judicial precedents relating to review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5.0% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in companies based in Brazil do not normally have valid standing to bring a class action.

35 – Form 20-F 2021 | Bradesco

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

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, ADSs, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our ADSs, may decrease significantly.

3.D.50.08 The payments on the ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (FATCA).

The United States has enacted rules, commonly referred to as FATCA, that generally impose a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an Intergovernmental Agreement regarding the implementation of FATCA with Brazil (the IGA). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADSs in the future. Similar to the FATCA, the Common Reporting Standard (CRS) is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Cooperation and Development (OECD) and the Multilateral Competent Authority Agreement, applicable to the signatory countries of the standard. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision”.

3.D.50.09 You may be unable to exercise preemptive rights relating to our shares.

You will not be able to exercise preemptive rights relating to our shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Similarly, we may from time to time distribute rights to our shareholders. The depositary bank will not offer rights to you as a holder of the ADSs unless the rights are either registered under the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale by the depositary bank of the rights received in respect of the shares represented by your ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse. You may also be unable to participate in rights offerings by us, and your holdings may be diluted as a result.

36 – Form 20-F 2021 | Bradesco

3.D.50.10 If you exchange your ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Central Bank of Brazil in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration with the Central Bank of Brazil for payment of dividends or other cash distributions relating to the shares or after disposal of the shares. If you exchange your ADSs for the underlying shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank of Brazil and the CVM, in order to obtain and remit U.S. dollars abroad after the disposal of the shares or the receipt of distributions relating to the shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the shares. For more information, see “Item 10.D. Exchange Controls”.

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

We were founded in 1943 as a commercial bank under the name “Banco Brasileiro de Descontos S.A.”. In 1948, we began a period of aggressive expansion, which led to our becoming the largest private sector (non-government controlled) commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and became well established in both urban and rural markets in Brazil. In 1988, we merged with our real estate financing, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to “Banco Bradesco S.A.”.

Since 2009, we operate in all Brazilian municipalities, and our large banking network enables us to be closer to our clients, thereby enabling our managers to develop knowledge surrounding economically active regions and other important conditions for our business. This knowledge helps us assess and mitigate risks in loans, among other risks, as well as meet the specific needs of our clients.

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

37 – Form 20-F 2021 | Bradesco

4.A.10 Acquisitions, divestments and other strategic alliances

4.A.10-01 Recent Acquisitions

➢  BAC Florida Bank

In May 2019, we entered into a Share Purchase Agreement with the controlling shareholders of BAC Florida Bank (BAC Florida), a bank that has offered various financial services in the United States of America (USA) for over 45 years, especially to non-resident high net worth Individuals.

In October 2020, the acquisition was completed, taking control of the operations of BAC Florida, with the objective of expanding our investment offering in the USA to our high net worth (Prime) and Private Bank clients, in addition to other banking services, such as checking accounts, credit card and mortgages. The acquisition also provided an opportunity to expand business related to corporate and institutional clients.

➢  Banco Digio S.A.

On October 8, 2021, we signed a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., through our subsidiary Bradescard Elo Participações S.A., for the acquisition of 49.99% shareholding in Banco Digio (Digio). On February 25, 2022, after obtaining the approvals of the Central Bank of Brazil and of the Administrative Council for Economic Defense (CADE), the acquisition was concluded.

We paid R$645 million to BB Elo Cartões and, with the completion of the acquisition operation. We now hold 100% of Digio's share capital. Digio offers credit cards, checking accounts and personal loans to its clients. This transaction is aligned with our strategy of investing in digital companies, complementing our operations in a diversified manner and reaching varied consumers, through different models.

4.A.10-02 Recent divestments

➢  Chain Serviços e Contact Center S.A. (formerly Fidelity Serviços S.A.)

In September 2019, we signed a contract for the sale of 100% of our shares held in Chain Serviços e Contact Center S.A. (Chain) to Almaviva do Brasil Telemarketing e Informática S.A. The operation was approved by the competent authorities, and the transaction was closed on January 14, 2020, discontinuing our association with the Fidelity Group.

➢	NCR Brasil – Indústria de Equipamentos

In June 2019, we entered into an agreement to sell our entire non-controlling interests indirectly held in NCR Brasil – Indústria de Equipamentos para Automação S.A. to NCR Corporation. The operation was approved by the competent authorities, and the transaction was completed on October 28, 2019.

4.A.10-03 Other strategic alliances

➢	Bradesco Asset Management S.A (BRAM)

Through personal management and agreements with partners, we offer Brazilian investors the opportunity to invest in fixed and non-fixed equity funds, balanced and alternative, with global, regional and thematic exposure, as well as global ESG (Environmental, Social and Governance) strategies. In Europe, BRAM offers funds domiciled in Luxembourg with different strategies under the Bradesco Global Funds family (launched in 2009) to overseas investors. In Japan, Mitsubishi UFJ Kokusai Asset Management (MUKAM), our partner since 2008, offers a fund managed by BRAM to retail investors wishing to invest in the Brazilian markets.

38 – Form 20-F 2021 | Bradesco

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

4.B.10 Strategy

4.B.10.01 Business strategy

Our business strategy focuses on meeting the expectations of our clients, understanding their needs and life cycles, and increasing their satisfaction through an excellent experience in all their interactions with us. Our strategy is based on four main pillars, which support our corporate purpose to create opportunities for the progress of people and the sustainable development of companies and society: (i) Client – our inspiration; (ii) Digital Transformation – how we do what we do; (iii) People – our team; and (iv) Sustainability – made to last.

➢  Client – our inspiration

Our main goal is to impress our clients and to earn their admiration, trust and form relationships. We want to provide our clients with excellent service, based on their needs, and to help them achieve their goals.

We are implementing several initiatives placing the client at the center of our strategy. We are improving our knowledge of our clients with data intelligence and offering complete business solutions aimed at better understanding our clients and their expectations and requirements at every stage of their interaction with us.

In this way, we provide tailor-made services in accordance with our clients’ profile and their moment in life to achieve a pleasant and complete experience, integrating journeys and processes, supported by new real-time decision technologies.

We have an organizational structure that is designed to provide a seamless customer experience and we seek to constantly improve our activities and our operational efficiency.

Our CRM 2.0 Program is transforming the way we interact, that we believe to be one of the largest implementations of Digital CRM in Latin America. Through tailor-made and integrated digital experiences, real-time approaches in an integrated and omnichannel ecosystem, we have already achieved significant growth in sales and active interactions via digital channels.

We are constantly perfecting and extending our way of listening to clients’ needs and desires, through the Net Promoter Score (NPS), which is already integrated into our way of working and incorporated into the measurable goals of our teams. Aiming at continuous improvement, we learn from client feedback and act promptly to bring about present (current), structural, or specific changes.

By gaining in-depth knowledge of our clients, we can bring about significant improvements to our user experience. The use of digital channels is already significant in our operations. One example of this is digital credit origination, which in 2021 represented 30% of our entire credit origination, and has the potential to grow even more.

We want to be where each of our clients is, serve them in the way they prefer to be served, and provide each of them with a resolutive service and a fluid, omnichannel experience. That is why we are advancing more and more in the integration of our physical and digital channels.

39 – Form 20-F 2021 | Bradesco

➢  Digital Transformation – how we do what we do

We have a digital mindset and behavior to be simple, efficient, agile, connected and innovative. We search to maximize our operational efficiency, encouraging the use of technology and innovation in our business models. Our strategy also highlights the management of expenditure, developing actions and projects aimed to optimize the use of channels, reducing the cost of serving and constantly seeking efficiency.

In the context of digital transformation, we aim to make the banking experience even more convenient, fast and secure for the client. Innovation, agility, connectivity, modernization and security are fundamental drivers to achieve this and are present in our day-to-day operations. We are committed to maximizing value for our clients by developing a culture focused on continuous improvement and excellence and using data for decision making.

This digital and cultural transformation has brought about changes in our operations. Today, the majority of our process development is focusing on an agile methodology, through dedicated teams, we aim towards accelerating deliveries.

We have consolidated practices in place in our organization using client-service data. The CRM, BIA (Bradesco Artificial Intelligence) and BRAIN platform (which is our credit offering platform) already use and deliver such data to our clients. The use of machine learning has, for example, allowed a significant increase in the personalization of models for products to be offered to our clients.

We are also collecting valuable data through the use of speech analytics and producing individual insights. This innovation led to us being a finalist in the Efma-Accenture innovation award. These insights allow us to make individual improvements, transforming and personalizing customer experience.

We believe that we have one of the largest budgets for technological advances and innovation in Brazil. We have significantly improved in the use of new native technologies on the cloud. Some of our systems, such as next, Ágora, Bitz and BRAIN, already operate completely on the cloud and we will gradually transfer all of our transactions that are performed digitally onto the cloud.

Another example of a cloud solution is BIA, which has progressively evolved over the past four years, reaching now enhanced communication capacity and promoting an increasingly improved, more intuitive and intelligent user experience. BIA already contemplates a wide range of products and services and solves all requests in the first Fone Fácil (Easy Phone) call.

➢  People – our team

We want to be the employer of choice for high-performing professionals to live their present and build their future, because we believe that people are the basis of our strategy. We seek to continuously improve our ability to attract, train and retain appropriate talent in each of our business areas, with the goal of making our corporate strategy feasible.

We have an organizational culture based on ethics, transparency and respect for others and we have made significant investments to achieve an innovative, challenging and diverse working environment.

We focus on the development of our people and aim to attract talent according to global trends in essential skills, such as cloud analytics and artificial intelligence. UniBrad, our corporate university, acts directly in this transformation, with knowledge management, re-qualification and technical and behavioral training for our staff, reinforcing our culture and generating knowledge, values, and highly committed employees.

We also promote the empowerment of our leaders so that they are aligned with best practices and market models and maintain their inspiration and serve as role models.

We have been recognized by Forbes as “One of the Best Employers in the World 2021”. We are the only Brazilian bank in this world ranking.

40 – Form 20-F 2021 | Bradesco

➢  Sustainability – made to last

Inclusion and financial education are important drivers for us because they allow us to impact and transform the lives of thousands of Brazilians.

Our sustainability strategy is aligned with Sustainable Development Goals (SDGs) of the United Nations (UN) and we are committed to the positive impact agenda, contributing towards the transition to a low-carbon economy, with adherence to various voluntary commitments.

We were the only Brazilian bank in the construction of the principles of banking responsibility of the UN and the first Brazilian bank to adhere to the Net Zero (Net-Zero Banking Alliance). We are in the United Nations Climate Change Conference of the Parties (COP26), reinforcing our commitment to the private sector and we have our operations in the Amazon region, seeking to boost the sustainable development. We were also highlighted as one of the most transparent Brazilian companies in sustainability according to the observatory of transparency of the Global Reporting Initiative (GRI).

Through Fundação Bradesco, we contribute to the development of children in need, providing them with a high-quality education in Foundation schools spread across all the states of Brazil, assisting students in Basic Education, Youth and Adult Education and Initial and Continuing Education.

4.B.10.02 Corporate Sustainability

Sustainability is one of our strategic drivers, because we understand that the management of environmental, social and governance – ESG (or ASG in Portuguese) issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, clients and society, we also contribute to the sustainable development of the Country.

4.B.10.01-01 Guidelines and governance

Our actions are guided by a set of policies and standards which incorporate best practices in sustainability management and which also govern ourvoluntary commitments.

Our Corporate Sustainability Policy aims to promote our sustainability goals and guide the actions related to the socio-environmental factors of our business. Other policies and rules incorporate these guidelines, consolidating the practices of social and environmental responsibility, including from a risk management perspective.

The Social and Environmental Responsibility Standard defines the main compliance procedures for the social and-environmental criteria governing our business, relationships with stakeholders and the overall governance of the theme. Our Social and Environmental Risk Standard establishes the scope and approach to managing these risks, discussed in more detail in the section on “4.B.10.01-04 Social, environmental and governance criteria for business decisions”.

The main governance body presiding over the topic is the Sustainability and Diversity Committee, which includes members of the Board of Directors and of the Board of Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, an executive body composed of officers and managers of various areas, ensuring the implementation of the strategy, monitoring the execution of projects and their impact on our performance. From the perspective of social and -environmental risk, the main decision-making forums are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

41 – Form 20-F 2021 | Bradesco

4.B.10.01-02 Sustainability Strategy

Sustainability is one of the pillars of our corporate strategy and is integrated into our way of doing business and managing operations. In light of the main challenges and trends on the subject, our sustainability strategy is structured around six pillars:

Sustainable business	Climate change	Client Relationship
The goal is to expand the offering of products and services that favor a more inclusive society and support clients in the transition to a more sustainable economy.	To ensure that our businesses are prepared for climate challenges, seeking continuous improvement in business management and strategic reviews, in addition to more transparency regarding the climatic impacts on our Organization.	We aim to serve our clients with excellence, constantly improving the way we serve them, based on their needs and objectives, in order to further their achievements.
Diversity and inclusion	Innovation	Private social investment
We seek to welcome and promote diversity among our employees and clients. The goal is to attract and retain talent, expanding access to career opportunities and adequately serving an increasing range of client profiles.	The mission is to promote innovation that contributes towards sustainability and the solution of ESG challenges, encouraging cooperation between companies and our ability to remain sustainable and increasingly relevant for society.	As one of the largest private donors in Brazil, we will seek to leverage the management of results and impacts of our social investment in the country.
42 – Form 20-F 2021 | Bradesco

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

8 – Decent work and economic growth

9 – Industry, innovation and infrastructure

10 – Reduction of inequalities

13 – Action against global climate change

4.B.10.01-03 Voluntary commitments

Our practices and strategies are reinforced by the establishment of dialogs with various stakeholders and through the incorporation of internationally recognized initiatives and voluntary commitments, such as: Global Compact Initiatives, Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate (IPC, In Portuguese), Partnership for Carbon Accounting Financials (PCAF), Brazilian Coalition on Climate, Forests and Agriculture, among others. In addition, in 2021, we joined the Net-Zero Banking Alliance (NZBA), committing to decarbonize our loan and investment portfolios to achieve net-zero emissions by 2050.

4.B.10.01-04 Social, environmental and governance criteria for business decisions

We seek to incorporate and constantly improve our analysis of the social, environmental and governance criteria relevant to business decisions and to the offer of credit, investments and insurance.

➢  Credit

We have a governance structure, comprised of committees, policies, standards and procedures, which is intended to identify, measure, mitigate, monitor and report risks.

Following our guidelines of Corporate Policies for Sustainability, the area of Analysis and Control of Social and Environmental Risk conducts assessments of operations and clients, rating formulations of social andenvironmental risk, and monitoring of activities, in accordance with the scope and criteria set out in the Social and Environmental Risk Standard, in addition to the requirements and obligations established by the Brazilian legislation and regulations.

Part of the scope of the Standard is (i) the assessment of funding large projects and loans of clients who are linked to work that characterizes slave labor and/or who work in sectors with greater potential of social and environmental impact, and (ii) the assessment of the financial exposure of the activity.

Since 2004, we have been signatories of the Equator Principles and we ensure that the projects funded and advised by us and that are included in these Principles are developed in compliance with the legislation in force and also adhere to supra-legal environmental practices outlined in the International Finance Corporation’s (IFC) Performance Standards and the World Bank’s Health, Safety and Environmental Guidelines, including: climate change, biodiversity, human rights and indigenous peoples.

Project financing operations covered by the Equator Principles and also those with identified environmental risks are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. Monitoring of these projects also includes aspects of human rights, impacts on indigenous peoples, biodiversity and climate change.

When necessary, action plans are drawn up and audit procedures are established in order to assist in the management and evaluation of the social andenvironmental compliance of the projects.

43 – Form 20-F 2021 | Bradesco

➢  Investments

BRAM has a methodology of analysis of ESG factors for all modalities of assets under management, including private and public securities. In the case of private securities, the methodology considers the material themes of each sector to identify the risks and opportunities that companies face. For the public securities, the methodology considers indicators that measure the regulatory quality and the public policies for good basic services provided to the population, i.e., basic services, environmental conservation and reduction of social inequality. Therefore, the social andenvironmental aspects are incorporated into BRAM’s business, whose mission has been to provide superior and sustainable returns in managing the investments of clients.

In 2021, BRAM had assets under management of R$550.4 billion, of which R$549.1 billion were evaluated to take account of ESG issues, representing 99.8% of total assets.

BRAM also conducts engagement activities for companies and business partners to adopt the best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (PRI), of which it is a signatory. Application of the PRI, which takes place alongside the activities of investment and relationship with BRAM’s stakeholders, has the following scope and results in the following practices:

•	integration of ESG issues with the analysis and management of assets;
•	involvement of investees;
•	creation of a database of ESG information from investees;
•	training of BRAM professionals in ESG issues and its importance to investment activities;
•	institutional participation of BRAM in forums and work groups related to the issue of responsible investment; and
•	the flow of information from reporting on the increased application of the principles in the Organization to the PRI and BRAM.

In 2021, BRAM reformulated the FIA Fund Corporate Sustainability, with investment in shares of companies that offer the best performance in ESG principles. The rates of management and their “ticket” were reduced allowing greater access to the fund. The same principle was applied for the SRI (Socially Responsible Investment) credit fund, which favors companies that are better prepared for the social andenvironmental challenges.

Currently, BRAM has 19 ESG funds, with different strategies. More information on funds and strategies can be found in our Integrated Report.

➢  Insurance

Grupo Bradesco Seguros integrates ESG aspects into its business by offering widely diversified and accessible solutions, products and services, seeking to further our commitment to contribute towards the country's sustainable development. Therefore, since 2012, Grupo Bradesco Seguros has integrated into its business the Principles for Sustainable Insurance (PSI) and its voluntary commitment to the United Nations Environment Programme Finance Initiative (UNEP-FI), whichseeks to continuously evaluate the demand for financial and insurance products that offer adequate solutions to clients, both in order to boost a low-carbon economy and protect clients from the impacts of, or adapt them to, the transformations originating from climate change. The Group also participates as a member of the UNEP-FI Global Steering Committee.

The Group has its own Sustainability Committee, subject to the Steering Committee of Bradseg Participações S.A., which relies on the participation of the Executive Officers and Superintendents of the companies of the Company, and aims to develop business strategy and propose solutions fostering the implementation of sustainability best practices to the activities and business. Bradesco Seguros also has its own area of Social and Environmental Risk Management, which reports to its Risk Committee and, via the latter, to the Boards of the business units on the evolution of social andenvironmental risks.

44 – Form 20-F 2021 | Bradesco

The Group is also governed by internal rules on Social and Environmental Responsibility and Social and Environmental Risk, which adopt environmental, social and governance criteria in the monitoring of the processes and operations of the companies of Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários.

4.B.10.01-05 Socio and environmental management of operating activities

The management of our operations also incorporates social and environmental criteria and good practices. Among them, we highlight:

•	Continuous work to identify new initiatives and projects that help to further our goals of reducing water consumption throughout our Organization (branch, offices and headquarters);
•	As regards to reducing water consumption, since 2012 we have been working to reduce energy consumption by means of a monthly follow up. We have also set annual targets and a ranking of the most efficient branch to encourage actions for internal savings;
•	Since the end of 2020, 100% of our operations have been supplied by renewable energy sources. On implementing this initiative, we became one of the first major financial institutions in the world to complete the transition. In addition, we neutralized 100% of greenhouse gas emissions (carbon equivalents) generated by our operations from 2019 onwards, becoming the first major Brazilian bank to assume such a level of carbon offsetting and certified by EcoSecurities, a supplier of carbon credits;
•	In 2021, in pursuit of our commitment to ensure that 100% of our energy is supplied by renewable energy sources, we included 67 branches, administrative buildings and schools of the Fundação Bradesco in the Free Energy Market. We also have more than 150 branches consuming energy from 3 photovoltaic power plants through the distributed generation project, and have already hired10 more power plants that will meet the needs of consumption of more than 500 banking branches. Since 2018, we have been implementing the Energy Efficiency Master Plan. Through this, we specify actions to increase energy efficiency in our buildings. In 2021, we invested R$2.6 million in LED lighting for more than 1,000 branches and we also carried out the automation project in 14 administrative buildings. We also continue with our employee awareness campaigns to encourage awareness of energy consumption;
•	Through the Eco-Efficiency Management Program, we invest in initiatives with specific goals to reduce our environmental impact. For example, between 2017 and 2021, we decreased our electricity consumption by 11.2% and our total greenhouse gas emissions by 18.5%. We neutralized 100% of them through the acquisition of carbon credits generated by projects that, preferably, also have positive social impacts; and
•	In the approval of companies that provide a service to us, we consider ESG aspects. Additionally, suppliers that are considered critical are submitted to social and environmental auditing in order to identify, manage and mitigate any identified risks, as well as stimulate their ESG development.

 4.B.10.01-06 Climate Change

Climate change generates significant short, medium and long-term changes in our society and economy. Its impacts are physical and environmental – such as rising global temperature and increasingly extreme weather events, each day more severe and frequent –, as well as political and economic, as new public policies and changes in consumption and production patterns arise.

In this context, we seek to ensure that our operations and businesses are prepared for climate challenges, strengthening the governance related to the subject and implementing risk management strategies and processes related to the subject. Our main objectives are stated below:

45 – Form 20-F 2021 | Bradesco

•	To reduce and mitigate the generation of greenhouse gases in our operations and manage the exposure of our operational structures to climate risks (for more information, see the “Socio-environmental management in the operational activities” section);
•	To integrate current and future climate risk assessment and opportunities into the decision-making and management processes of our business (for more information, see “Social, environmental and governance criteria in business decisions”);
•	To provide financial solutions that support consumption and production patterns with lower carbon generation and which are more resilient to climate impacts, such as financing for low-carbon agriculture and solar power generation panels; and
•	To promote engagement and awareness of the topic among our stakeholders, including employees, partners and suppliers, clients and entities of civil society.

The governance relating to climate change, integrated into the structures for risk management and sustainability, consists of three levels:

•	Strategic: Sustainability and Diversity Committee, in accordance with the guidelines of the Board of Directors;
•	Executive: Executive Officer responsible for Risk and Sustainability, with the support from the Sustainability Commission and the Risk Committees; and
•	Operational: Coordination by the areas of Corporate Sustainability and Socio-environmental Risk, with the involvement of our different dependencies.

More information on our action in line with the recommendations of the PCAF and the TCFD are available in our Integrated Report.

4.B.10.01-07 Performance and highlights of 2021

•	Reinforcing our commitment to being a positive transformation agent in society, in May 2021, we announced the goal of allocating, by 2025, R$250 billion to assets, sectors and activities promoting social andenvironmental benefits by means of corporate credit, advice on the capital market and sustainable financial solutions.
•	In 2021, we joined the Net-Zero Banking Alliance (NZBA), committing to decarbonize our loan and investment portfolios to achieve net-zero emissions by 2050.
•	We strengthened our sustainable business strategy, enhancing the support we give to our clients through the structuring of sustainability-linked bonds.
•	We completed the first year of the Amazon Plan, an action plan comprising 10 measures integrated between Itaú, Santander and us to promote the sustainable development of the Amazon region, with a focus on three pillars: the environmental conservation and the development of the bioeconomy; the investment in sustainable infrastructure; and the guarantee of basic rights of the Amazonian population. An Advisory Board with seven experts recognized for their work on combating challenges in the region is responsible for guiding the measures and enhancing the results of the partnership. Further information on ourwork in the Amazon is available in our Integrated Report (full and summary versions – not incorporated by reference herein) and on the Sustainability website.

46 – Form 20-F 2021 | Bradesco

Maintaining our trajectory of improving ESG performance, we ended 2021 with important recognitions:

•	Fifth global position among the banks in the Dow Jones Sustainability Indexes, as the Brazilian bank with the best performance in the index;
•	Concept B in the evaluation of the CDP, maintaining performance above average;
•	ESG leadership, according to the MSCI ESG Ratings, with an AA rating;
•	Seventeenth consecutive participation in the Corporate Sustainability Index (ISE), of B3; and
•	Evaluated above the market average by the major ESG rating agencies: Vigeo Eiris – Best EM Performers, FTSE4Good, Bloomberg Gender-Equality Index, ISS ESG Corporate Rating, Sustainalytics’ ESG Ratings, among others.

4.B.10.01-08 Transparency

Our Integrated Report (full and summary versions – not incorporated by reference herein) comprises the main financial and non-financial actions and results of the year based on topics considered most relevant to us and our stakeholders.

In addition, specific content is disclosed, such asthe ESG presentation, the positioning of Climatic Change and the role on the incorporation of ESG issues in business. The contents are available on our Investor Relations and Sustainability websites.

We have been recognised as one of the most transparent Brazilian companies in the dissemination of sustainability information, according to a study conducted by Transparency Observatory, a sub-division of the Global Reporting Initiative (GRI), which is an institution dedicated to the development of standards for sustainability reports.

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

The prioritization of themes and related materials follows our Framework of Relevance, the result of a joint collaboration between the Board of Directors, Presidency and various stakeholders, including employees. The Matrix presentsthe most relevant and strategic themes of the Organization to be addressed in the disclosure of information to the market.

The process of preparation and the information published in the Integrated Report are ensured by KPMG Auditores Independentes Ltda.

4.B.20 Business management

To ensure our operational activities are aligned with our strategies, we have developed management processes that are aligned with best market practices and business models, including:

47 – Form 20-F 2021 | Bradesco

4.B.20.01 Risk management

Our risk management is highly strategic due to the increasing complexity of products, services and the globalization of our business. The dynamism of the markets means that we are constantly improving our risk management strategies.

We carry out corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. We promote the dissemination of a risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

➢  Scope of Risk Management

The scope of the Organization risk management achieves a broadest view, allowing the risks of the Economic-Financial Consolidated to be supported by the Risk Management Corporate Process in order to sustain the development of its activities. For this purpose, the Organization is structured through the three lines model in which all contributes in order to achieve the objectives with a reasonable margin of security:

•	First line, represented by businesses and support areas, responsible by identifying, reporting and managing inherent risks as part of day to day activities, besides that, responsible for controls execution, in response to risks, and/or for defining and implementing action plans to ensure the effectiveness of the internal control environment while maintaining risks within acceptable levels;
•	Second line, represented by oversight areas, responsible for establishing risk management policies and compliance procedures for establishment and/or monitoring of first line. In this line, may be highlighted the “Integrated Risk Control Department”, “Compliance, Conduct and Ethics Department”, Legal, Corporate Safety, among others; and
•	Third line, represented by Audit and General Inspectorate Department, which is accountable for independently evaluate the effectiveness of the risk management and internal controls, including how the first and second lines reach their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management.

4.B.20.01-01 Risk and Capital Management Structure

The risk and capital management structures are composed of several committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board in decision-making.

We have the Integrated Risk Management and Capital Allocation Committee (COGIRAC), whose objective is to advise the Chief Executive Officer in the performance of his duties related to the management and control of all our risks and capital.

The risk management structure also relies on Executive Committees for: (i) Risk Monitoring; (ii) Risk Management; (iii) PLD-FT/Sanctions and Information Security/Cyber, with the Executive Committee for Products and Services and the Executive Committees of the business areas which, among their duties, suggest the limits of exposure to their respective risks and prepare plans of mitigation to be submitted for evaluation by the Risk Committee subject to resolution of the Board of Directors.

Additionally, the Risk Committee is responsible for evaluating the management framework of our risks as well as proposing improvements. Th Risk Commmittee advises the Board of Directors in the performance of its attributions in management and control of risks and capital.

.

4.B.20.01-02 Credit risk

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

To avoid compromising the quality expected from the portfolio, committees monitor relevant aspects of the process of lending, concentration, collateral requirements, maturities, and other aspects.

We continually outline the activities that can potentially generate exposure to credit risk, considering credit classification, size and probability (of default), as well as identifying managers, measurement and mitigation plans for those activities.

48 – Form 20-F 2021 | Bradesco

4.B.20.01-02.01 Lending

The diversity of our business model permits us to reach various audiences, through directed and convenient channels in the various regions of Brazil. The segmentation strategies, both for individuals and legal entities, allow for good relationships with clients and to the assertive offer of products and services.

This positioning has a positive impact on our credit profile, being translated into a diversified and dispersed portfolio, both in terms of products and segments. This is balanced with the risks undertaken and appropriate levels of provisioning and concentration.

The Credit Department is responsible for the lending procedures which are guided by our credit policy. The policy ensures security, quality and liquidity for lending. The process is guided by risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures, oriented to granting credit transactions and establishing operating limits.

When we evaluate and classify clients or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the client's capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At our branches, the delegation of power to granting a loan depends on its amount, the client's total exposure to the Organization, the collaterals and guarantees posted, the level of restriction and their credit risk rating. Business proposals with risks beyond these limits are submitted for technical analysis and approval by the Credit Department.

The Executive Credit Committee was created to approve, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed by and with an opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail business. This allows for a quick and reliable process.

Our business is diversified, widespread and aimed at individuals and legal entities with a proven payment capacity and solvency. We seek to support loans granted with collaterals and guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

4.B.20.01-02.02 Credit Risk Classification

Our Governance practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or on the total exposure to the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups on the portfolio are made frequently. We evaluate the portfolio progression, delinquency, provisions, vintage studies, and capital, as well as other factors.

In addition, the concentration limits of operations for each Economic Group, Sector and Transfer (concentration per country) are monitored. Further to the indicators of concentration, a specific indicator is established for the level of delinquencies above 90 days for Individuals, the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

49 – Form 20-F 2021 | Bradesco

The credit risk assessment methodology provides data to establish the minimum parameters for lending and risk management. It also for the Special Credit Rules and Procedures to be defined according to client characteristics and size. The methodology provides the basis for the pricing of operations and for defining the guarantees.

The methodology applied also follows the requirements established by CMN Resolution No. 4,327/14 and includes socio-environmental risk analysis in projects. The analysis is aimed at evaluating the clients’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with our commitment to the continuous improvement of methodologies, the credit risk rating of loans entered into by the economic groups/ clients is distributed on a grading scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by CMN Resolution No. 2,682/99 for the constitution of the applicable provisions for regulatory reporting purposes.

The risk classifications of the operations are determined on the basis of the credit quality of economic groups/ clients defined by the Client Rating, guarantees relating to the contract, type of credit product, past behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Client Rating for economic groups is based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored to preserve the quality of the loan portfolio.

For individuals, in general, Client Rating classifications are also based on statistical procedures and analysis of variables that discriminate against risky behavior, performed through the application of statistical models for credit evaluation.

The Client Rating is used, in conjunction with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the clients' risk profile.

4.B.20.01-02.03 Credit risk management process

The credit risk management process is carried out company wide. This process involves several areas, with specific attributions, ensuring an efficient structure. The measurement and control of credit risk are carried out in a centralized and independent manner.

Both the governance process and the existing limits are validated by COGIRAC and submitted for approval by the Board of Directors, being reviewed at least once a year.

The credit risk management structure plays a fundamental role in our second line, actively participating in the process of improving client risk classification models, monitoring large risks through periodic monitoring of the main events of default and providing levels of provisioning against expected and unexpected losses.

The attributions of the credit risk management structure follow the precepts of compliance defined by us. Integration with the other lines occurs on a continuous and frequent basis, enabling assertiveness in the identification, measurement and control of credit risk.

4.B.20.01-02.04 Credit Risk Mitigation

Potential credit losses are mitigated using different types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated by considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles and aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees can also include bank guarantees.

50 – Form 20-F 2021 | Bradesco

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case of default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

4.B.20.01-02.05 Control and monitoring

The credit risk unit of the Integrated Risk Control Department (DCIR) is responsible for the corporate control and monitoring of our credit risk. The department assists the Executive Risk Management Committee in discussions and implementation of methodologies to measure credit risk. Relevant issues discussed by this committee are reported to COGIRAC, which reports to the Board of Directors.

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

Finally, the department also tracks each internal and/or external event that may significantly impact credit risk such as mergers, bankruptcies or crop failures and monitors sectors of economic activity in which we have the most representative exposures.

4.B.20.01-03 Counterparty Credit Risk

The counterparty credit risk, to which we are exposed, is represented by the possibility of loss due to the non-compliance (by the counterparty) of obligations related to the settlement of operations involving bilateral flows. This includes the trading of financial assets or derivatives.

We maintain full control over the replacement cost and potential future exposure of transactions in which there is counterparty credit risk. Therefore, all exposure related to this risk is part of the general credit limits granted to our clients.

The management of Counterparty Credit Risk is responsible for modeling and monitoring (i) consumption of counterparties' credit limit; (ii) the portion of the fair value adjustment regarding the credit of the CVA (Credit Value Adjustment) of the derivatives portfolio; and (iii) the respective regulatory and economic capital. The methodology we adopted establishes that the portfolio's credit exposure to a given counterparty can be calculated from the Replacement Cost (RC) of its operations in different financial market scenarios, which is possible through the Monte Carlo simulation process.

In the context of risk management, we calculate the economic capital related to credit risk, in order to include the derivatives portfolio segregated by counterparty, both for the definition of EAD (Exposure At Default) and CVA.

We carried out capital projection studies, such as the ICAAP Stress Test (Capital Adequacy Assessment) and the TEBU (Bottom-Up Stress Test). These multidisciplinary programs involve, at a minimum, the Business areas and the Economic, Budget/Results and Risk Departments.

To mitigate the Counterparty Credit Risk that we are exposed to, we adopt composition of guarantees such as margin deposits and disposal of government bonds (which are operations conducted on behalf of clients), which are carried out by our own counterparty or in other custodian institutions, which also have their counterparty risks duly assessed.

Additionally, as of June 2019, the calculation of the amount of exposure related to the counterparty's credit risk arising from operations with derivative financial instruments subject to the calculation of the capital requirement using the standardized approach (RWACPAD) was updated following Circular No. 3,904/18 of the Central Bank of Brazil.

51 – Form 20-F 2021 | Bradesco

4.B.20.01-04 Market risk

Market risk is the possibility of a loss of income due to fluctuations in prices and market interest rate of the financial instruments retained by us resulting from mismatched amounts, terms, currencies and indexes of our asset and liability operations.

This risk is identified, measured, mitigated, controlled and reported. Our exposure profile to market risk is in line with guidelines established by the governance process, with limits that are monitored in a timely manner and on an independent basis.

All operations exposing us to market risk are mapped, measured and classified according to probability and magnitude, with the whole process approved by the governance structure.

The Board of Directors approved the Market Risk Management Policy which (i) is in line with the best practices of corporate governance; (ii) preserves and strengthens our management of market and liquidity risks; and (iii) meet the requirements of CMN Resolution No. 4,557/17, as amended. This policy is reviewed at least once a year by the relevant committees and the Board of Directors, providing the main operational guidelines for accepting, controlling and managing market risk.

In addition to this policy, we have several specific rules that regulate the market risk management process, including:

•	classification of operations;
•	reclassification of operations;
•	trading in government or private securities;
•	use of derivatives; and
•	hedging.

4.B.20.01-04.01 Market risk management process

Our market risk management process is managed on a corporate-wide basis, ranging from business areas to the Board of Directors. This process is applicable to several areas to ensure an efficient structure, where measurement and control of market risk is performed centrally and independently. This process allowed us to be the first financial institution in the country authorized by the Central Bank of Brazil to use in-house models of market risk to check the regulatory capital requirement, since January 2013. The management process is reassessed at least annually by the relevant committees and approved by the Board of Directors.

4.B.20.01-04.02 Control and Monitoring

Market risk is controlled and monitored by an independent entity, the DCIR, which on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee. In this forum, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted to approval of the Board of Directors. Processes and thresholds are revised at least once a year.

52 – Form 20-F 2021 | Bradesco

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that the threshold was reached, and the Integrated Risk Management and Capital Allocation Committee is called in due time to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the positioning strategy.

For more information on how we assess and monitor market risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

4.B.20.01-05 Liquidity risk

Liquidity risk is represented by the possibility of the institution failing to effectively comply with its obligations, without affecting its daily operations and resulting in significant losses, as well as the possibility of the institution failing to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

Understanding and monitoring this risk is crucial, especially in the context of settling transactions in a timely and secure manner.

4.B.20.01-05.01 Liquidity risk management process

The liquidity risk management is executed by us at the corporate level and permeates all layers of governance. The following table lists out the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury Department	■	Perform the day-to-day management of cash and liquidity;
	■	Propose limits for the indicators of control of the liquidity risk, as well as the levels for the flagging alerts;
	■	Comply with established strategic and operational limits; and
	■	Report on matters related to the management of liquidity of the Asset and Liability Management Treasury Executive Committee.
Integrated Risk Control Department	■	Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established;
	■	Calculate and disclose the indicators for monitoring and control of liquidity periodically;
	■	Provide tools for simulation of the main indicators implemented; and
	■	Report matters related to the control and monitoring of liquidity risk in the commissions and executive committees where the theme is addressed.
Support Areas (Shares and Custody Department, International and Foreign Exchange Department and Department of Controllership)	■	Execute the projection of cash flows for the monitoring of liquidity, including intraday;
	■	Prepare forecast cash flows up to a 12-month horizon and refer to areas of interest;
	■	Check and ensure consistency, integrity and completeness of the database available daily to managers and controllers of the liquidity risk;
53 – Form 20-F 2021 | Bradesco

■	Provide management information on the cash flow to the Treasury Department, as well as any significant changes in the levels of reserves of the Banks of the Conglomerate; and
■	Provide management information on the mismatch mapping of the Treasury Department.

4.B.20.01-05.02 Control and Monitoring

Our liquidity risk management is carried out through tools developed on robust platforms and validated by the independent areas of the business. Among the main metrics and indicators considered in the liquidity risk framework, we highlight:

•	Liquidity Coverage Ratio (LCR): consists of verifying the liquid instruments sufficiency to honor our net cash outflows in the next thirty days in a stress scenario;
•	Net Stable Funding Ratio (NSFR): consists of verifying the structural funding sufficiency to finance the long-term assets of our balance sheet;
•	Deposit losses for different time horizons;
•	Funding concentration maps by different variables (product, term and counterparty);
•	Integrated stress exercises which different risk dimensions are addressed.

For the main metrics, limits were established, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Executive Committee), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

4.B.20.01-06 Operational risk

Operational risk is represented by the possibility of incurring losses from failures, deficiencies or the inadequacy of internal processes, people, systems and external events.

4.B.20.01-06.01 Operational risk management process

We adopted the Three Lines model, which consists of identifying and assigning specific responsibilities to each department so that essential operational risk management tasks are performed in an integrated and coordinated manner. The following activities are carried out for that purpose:

•	to identify, evaluate and monitor the operational risks inherent to our activities;
•	to evaluate the operational risks inherent to new products and services in order to adapt them to legislation and procedures and controls;
•	mapping and treating operational loss records for the composition of the internal database;
•	to provide analysis and quality information to departments, aiming the improvement of operational risk management;
•	to evaluate scenarios and indicators for the composition of the economic capital and improving our risk maps;
•	to evaluate and calculate the need for regulatory and economic capital for operational risk; and
•	to report on operational risk and its main aspects in order to support our strategic decisions.

54 – Form 20-F 2021 | Bradesco

4.B.20.01-06.02 Control and Monitoring

Operational risk is controlled and monitored primarily by an independent entity, the DCIR, and is supported by several areas that are part of the process of managing this risk.

4.B.20.01-07 Social and Environmental Risk

Socio-environmental risk is represented by the potential damage that an economic activity can cause to society and the environment. The socio-environmental risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with clients, through financing and investment activities.

4.B.20.01-07.01 Social and Environmental Risk Management Process

The socio-environmental risk management process relies on a governance structure, made up of committees, policies, rules and procedures, which proactively ensure proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with Resolution No. 4,327/14 of the Central Bank of Brazil and observes the principles of relevance and proportionality, necessary given the complexity of financial products and the profile of our activities.

We seek to constantly incorporate and improve the criteria for managing socio-environmental risk arising from business relationships with clients, through credit and financing operations, with the application of a questionnaire that addresses environmental, social and governance aspects, in addition to collateral analysis, suppliers and investments, which make up the scope of analysis reflected in our Social and Environmental Risk Standard.

We have several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and the Promotion of Decent Work (Ethos), the United Nations for the Environment (UNEP-FI) and the Global Compact, among others.

➢  Equator Principles

We are a signatory to the Equator Principles since 2004, which assesses, among other requirements, labor conditions, human rights, impacts on traditional communities and the environment of projects financed by us, observing Brazilian legislation and the guidelines of the International Finance Corporation (IFC) and World Bank Group Health, Safety, and Environment Guidelines.

➢  Equator Principles Implementation Process

For the implementation of the Equator Principles, the Project Finance Financial Advisory service is provided through Banco Bradesco de Investimentos – BBI, which has the support of the Social and Environmental Risk Control Area of the DCIR to present the content, application and benefits of meeting the Equator Principles in the future project.

Operations involving Project Finance, Corporate Project Loan and Bridge Loan are structured mainly for clients in the corporate business, which is responsible for capturing and registering business through credit proposals. These proposals are analyzed from an economic-financial perspective by the Credit Department and from a socio-environmental risk perspective by the Socio-environmental Risk Control Area.

It is up to Socio-environmental Risk Control area to evaluate the proposals, analyze the documents, classify the projects in the Equator Principles, categorize them into High Risk (Category A), Medium Risk (Category B) or Low Risk (Category C) and issue a socio-environmental risk opinion, taking into account to the guidelines established by the aforementioned principles:

55 – Form 20-F 2021 | Bradesco

•	High Risk (Category A) – Projects with potential risk and/or significant negative socio-environmental impacts that are multiple, irreversible or unprecedented.
•	Medium Risk (Category B) – Projects with limited potential for risks and/or negative socio-environmental impacts, in a reduced number, generally localized, largely reversible and readily controlled through mitigating measures.
•	Low Risk (Category C) – Projects without risks and/or negative socio-environmental impacts or with minimal, reversible and mitigatable risks.

The client's operations approved in accordance with the established internal flow are contracted with socio-environmental obligations and monitored periodically. Understanding the lead time from the publication of the principles to their implementation was very important. During this period, between 2019 and 2020, it was possible to hold meetings between the signatory Brazilian banks to align the issues related to the implementation of the Equator Principles.

Internally, it was possible to plan the necessary actions to adapt the processes, going through training of the areas that work with the theme to the involvement of the executive forums that are part of our socio-environmental risk management process.

As for training on new processes and procedures involving the Equator Principles, we held internal meetings with analysts and managers of the areas involved with the topic.

In order to add value to the analysis and control of socio-environmental risks and team improvement, analysts participate in working groups with specific themes, such as: Contaminated Areas, Sustainable Finance, Biodiversity, among others. They also participate in the Equator Principles LATAM Task Force and in meetings with other signatory Brazilian banks to align and exchange experiences to improve the guidelines of the Equator Principles.

4.B.20.01-07.02 Control and Monitoring

➢  Loan operations

We follow the process of analysis, approval, contracting and subsequent monitoring of operations that fall under the Equator Principles. In this context, the following application categories are analyzed:

➢	Advisory Services to Project Finance whose transaction value is up to US$10 million;
➢	Project Finance whose transaction value up to US$10 million;
➢	Corporate Project Financing in which:
•	Most of the loan is for a single Project, over which the client has Effective Operational Control;
•	The total value of the operation is US$50 million;
•	Our individual commitment (in a union situation) is from US$50 million; and
•	The financing term is from two years.
➢	Bridge Loans with a duration of less than two years, to be refinanced by Project Finance or Corporate Project Financing;
➢	Project-Related Refinancing and Project-Related Acquisition Financing where:
•	The Project in question was financed according to the Equator Principles framework;
•	There was no significant change in the scale or scope of the Project; and
•	The physical completion of the project had not yet occurred at the time of signing the line of credit or loan agreement.
56 – Form 20-F 2021 | Bradesco

In addition to complying with the Equator Principles, we also follow a set of criteria observing socio-environmental aspects in the credit analysis of operations aimed at projects that present potential socio-environmental risk.

As part of the analysis, verification of the existence of contaminated areas, embargoes, licenses, certifications and environmental studies, and such information helps in the identification of potential socio-environmental risks that our clients face.

The decision-making by the Executive Credit Committee takes into account socio-environmental risks, in addition to other economic and financial aspects, and, once the granting of credit is approved, the contracting of the operation is carried out through negotiation and insertion of socio-environmental obligations in the financing agreements. Projects that present potential socio-environmental risks are monitored periodically, with a view to comply with the aforementioned contractual obligations.

Matters related to socio-environmental risk are considered by the Risk Management Executive Committee.

The Sustainability and Diversity Committee is responsible for validating the Corporate Sustainability Policy and works with Senior Management to define strategies that involve organizational sustainability, being subordinate to the Board of Directors.

➢  Supply chain

We carry out a socio-environmental assessment of suppliers, aiming at mitigating socio-environmental risks in their supply chain. In this sense, suppliers are evaluated in an ongoing process, taking into account the environmental, labor and occupational health and safety legislation in force, international standards, and internal guidelines.

4.B.20.01-08 Compliance Risk

Compliance risks are risks arising from legal or administrative sanctions, financial losses, reputational damage and other damages, resulting from non-compliance or failure to comply within the applicable legal framework, infra-legal regulations, recommendations from regulatory or self-regulatory bodies, and codes of ethical conduct applicable to the activities.

4.B.20.01-08.01 Management Process

We adopted the Three Lines model, which consists of identifying and assigning specific responsibilities to areas so that essential compliance risk management activities are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

•	Evaluate the legal and regulatory aspects concerning our products and services;
•	Internally monitor and disclose new regulations and legislation applicable to our activities;
•	Advise us on compliance matters;
•	Monitor the implementation of policies and procedures;
•	Identify, assess and monitor compliance risks inherent to our activities;
•	Establish rules and procedures aimed at our adherence to the Code of Ethical Conduct and external standards on client conduct, competition and anti-corruption;
•	Manage the Expected Conduct Program through the implementation/monitoring of misconduct not tolerated by us.

These procedures are in line with the Compliance Activities Management Cycle, distributed in actions aimed at strategy, prevention, detection, response and remediation, and reporting. The performance of the Compliance area is guided by the Annual Work Plan, prepared annually considering criteria and assumptions based on risk analysis and submitted for approval by COGIRAC.

57 – Form 20-F 2021 | Bradesco

4.B.20.01-08.02 Control and Monitoring

Compliance risk is controlled and monitored primarily by an independent area, the Department of Compliance, Conduct and Ethics (DCCE), supported by several areas that are part of the risk management process.

4.B.20.01-09 Cybersecurity Risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leaks that could compromise the confidentiality, integrity and/or availability of our critical processes, assets and/or infrastructure.

4.B.20.01-09.01 Cybersecurity Risk Management Process

The cybersecurity risk management framework aims to ensure governance compatible with our size, risk profile and business model, so that critical IT assets and infrastructure are able to resist cyberattacks. This structure is adopted in a corporate manner and involves several areas, which have specific attributions, ensuring an efficient structure in the control and mitigation of these risks, allowing them to be identified, measured, treated and communicated, contributing to our strategic objectives being achieved.

To ensure the proper management of cybersecurity risk, which allows the proper assessment of risks and support managers and Senior Management in decision making, we are based on the following pillars of Information and Cyber Security:

•	Confidentiality: with proper classification, encryption, access controls and network segmentation so that the right to read, copy and use information is granted only when necessary and to authorized persons, protecting us against misuse or data leaks;
•	Availability: with proper backup, contingency and redundancy procedures, so that critical business processes can be performed properly, protecting our assets against cyberattacks that deplete the technology infrastructure capacity and cause instability, deactivation or unavailability of services;
•	Integrity: with adequate authentication, traceability and data protection controls to ensure information accuracy, consistency and reliability, protecting our assets against malicious software or cyberattacks that cause data to be corrupted, altered or destroyed.

The above principles are followed in the adoption of best market practices in processes, methodology and controls for the identification and management of cybersecurity risk, as well as the prevention and treatment of information and cyber security incidents. To this end, the following activities are carried out:

58 – Form 20-F 2021 | Bradesco

•	Threat Identification: detect and identify threats and vulnerabilities, as well as identify and assess risks and define potential scenarios that could affect our cyber environment. This stage also comprises the continuous monitoring of governance indicators that contribute to improving the identification of trends and anticipating possible incidents;
•	Attack Protection: take preventive actions to mitigate or transfer cybersecurity risk and safeguard critical assets, such as cyber and information security awareness and training, as well as implementing security updates, virus protection, malicious files and software, managed and periodically updated;
•	Attack Detection: timely monitoring and identifying the risk materialized in attacks or information leakage, with monitoring tools and investigation processes that inform those responsible for the response actions;
•	Attack Response and Recovery: recording, analyzing the origin and effects of relevant incidents, actions duly detailed in specific Incident Management regulations, defining the criticality assessment, designation of those responsible and expected action to contain the incident, restore assets and mitigate the impacts in addition to guiding the actions to be taken in the post-incident to support decision-making that avoid the occurrence of new similar attacks.

4.B.20.01-09.02 Cybersecurity Risk Measurement Methodology

We use internal and external sources of information about new types of threats, vulnerabilities and cyberattacks, in addition to market standards such as ISO/IEC 27005:2018 – Information Security Risk Management, NIST Cybersecurity Framework – NIST CSF (Guide for the Improvement of Cybersecurity for Critical Infrastructure) and the Information Security Forum (ISF) to develop an internal cybersecurity risk assessment model.

➢  Incident Severity Classification

Information security and cybernetic incidents are classified according to the severity factors defined in the Information Security Incident Severity Matrix, considering the potential impacts on related parties, financial, regulatory, reputational and availability of systems or services.

➢  Group of Tactical Actions for Information Security and Cybernetic Incidents (GATI)

When defining the severity of information security or cyber incident as critical, the Cyber and Information Security Incident Management (GIS), Computer Security Incident Response Team (CSIRT) or Security Operation Center (SOC) teams trigger the GATI, this multidisciplinary group is formed by members of the Legal, IT Infrastructure, Digital Channels, Marketing, Compliance, Conduct and Ethics, Integrated Risk Control, Retail, High Income and Wholesale departments, whose objective is to conduct the technical analysis and forward the measures in the handling of prioritized incidents.

➢  Hiring Relevant Service Providers

To ensure the cyber security of the relevant services whose process involves the participation of service providers in data processing and storage and cloud computing, the contracting process must comply with the security requirements indicated by the Technical Cloud Assessment Group (GTAN) made up of the Systems, Legal, Research and Innovation, IT Infrastructure, Integrated Risk Control and Information Security for Third Parties departments in order to observe the risks inherent to the service to be provided.

59 – Form 20-F 2021 | Bradesco

4.B.20.01-09.03 Cybersecurity Risk Control and Monitoring

Our cybersecurity risk has its corporate control and monitoring carried out by the Risk Control Commission (CCR), where aspects related to methodology, governance and monitoring of cybersecurity risk are discussed. This Commission also advises the Executive Risk Monitoring Committee, where the cybersecurity risk monitoring report takes place, and also advises the Executive Risk Management Committee, where the methodologies for controlling and evaluating cybersecurity risk are formalized, being that these Executive Committees are subordinate to COGIRAC.

In compliance with Resolution No. 4,893/21 of the Central Bank of Brazil, we use various means such as internal policies and regulations reviewed annually, training and awareness activities in information and cyber security, communication of threats and incidents to interested parties, management process of Information and Cyber Security indicators, issuance of an annual report, in addition to independent and periodic effectiveness tests carried out on key controls for controlling and monitoring cyber security risk.

4.B. 20.01-10 Business Continuity Management (BCM)

We base our BCM program on the ABNT NBR ISO 22.301 standard, which defines Business Continuity as “the Organization's ability to continue the delivery of products or services at a previously defined acceptable level after interruption incidents”.

The procedures adopted after an interruption, and which must guarantee the acceptable operational level of critical business processes – internal or outsourced, are contained in a Business Continuity Plan (BCP) or in a defined continuity strategy, which aim to recover activities to minimize possible impacts to our clients.

The organizational structure and governance established for Business Continuity include corporate policies and standards which define roles and responsibilities that aim to ensure that the plans and strategies employed are up-to-date and efficient, by carrying out periodic tests and exercises with the units of Business. This process also considers the activities of critical processes carried out by service providers considered Relevant Suppliers.

These policies and internal rules are in line with the regulations of the Central Bank of Brazil and recommendations of the Basel Committee on Banking Supervision. The Business Continuity Management process is under the responsibility of the DCIR, GCN area.

4.B.20.01-11 Corporate Crisis Management

The corporate crisis management process helps to ensure that any signs of crisis are timely identified, evaluated and classified according to their severity, so that actions are promptly taken to reestablish the normal course of activities and strengthen our operational resilience.

The corporate process of Crisis Management comprises the following steps:

•	Prevention: identify vulnerabilities and develop scenarios that could result in a crisis;
•	Preparation: develop crisis response plans and conduct training;
•	Response: trigger crisis management and execute response plans; and
•	Recovery and Continuous Improvement: Identify opportunities to improve crisis management processes and plans.

In order to harmonize the perception of the severity of a crisis, we have established 4 Levels of Impact that guide in the optimization of resources and dimensioning of the necessary efforts in light of the event that presents itself, being low, medium, high or critical impact.

60 – Form 20-F 2021 | Bradesco

4.B.20.01-11.01 Corporate Crisis Management Structure

The corporate structure for crisis management comprises a robust control process, composed of forums that support the Executive Committee for Crisis Management in decision-making, informing, proposing necessary actions and reporting the effectiveness of the actions taken.

4.B.20.01-11.02 Internal communication

Internal corporate crisis management communication is carried out in a timely manner, through the issuance of bulletins and reports to the Executive Committee for Crisis Management and other areas involved.

When necessary, we carry out timely communication with interested parties, informing them about the occurrence, actions in progress and guidance to clients.

4.B.20.01-12 Model Risk

We define a model as a quantitative estimation or a standardized rule, used or not regularly, that impacts the decision process. In this context, model risk is represented by the possibility of losses due to models with flaws, deficiencies or inadequacies in the development and/or use process.

The model methodology comprises the classification of the relevance of each model into: Tier I, Tier II or Tier III, with Tier I being the most relevant and Tier III the least. This classification occurs through the analysis of three dimensions, being the impact on decisions, the materiality and the complexity of the model. The classification of a model determines its prioritization and the criticality with which it will be evaluated: frequency of reviews, forms of challenge, as well as the required control levels or the minimum requirements to be met to mitigate model risk.

The model's risk assessment approach takes place through a qualitative analysis involving the main dimensions that make up the models. The dimensions are: methodology, data, technology environment, performance and governance. In assessing these dimensions, the model is assigned a grade that will result in one of 5 rating levels: Minimum Risk, Low Risk, Moderate Risk, High Risk and Very High Risk.

4.B.20.02 Independent Validation of Models of Risk and Capital

The use of models to support business decisions is an increasingly widespread practice in financial institutions. These tools enable the synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information, leading to improved efficiency by reducing the costs that are associated with manual analysis and decision making.

We use models to support the decision-making, preparation of financial reports and regulations, and to provide predictive information in several areas of the business, such as risk management, capital calculation, stress testing and also other estimates, from models, to assess financial or reputation impacts.

However, virtually all models have inherent risks that can give rise to adverse consequences, motivated by decisions based on incorrect or obsolete estimates, improper calibration of parameters or inappropriate use of the risk models. In order to detect, mitigate and control these risks, in addition to ensuring adherence to the minimum standards of compliance established, governance of robust models is needed, as well as the increased model of risk awareness throughout the Organization. Thus, it is the role of the areas of Model Governance and Independent Model Validation (AVIM), of the Compliance, Conduct and Ethics Department, to work on strengthening the use of models, encouraging best practices in modeling and mitigating the limitations and weaknesses of the models, reporting to corresponding managers, Internal Audit, Model Evaluation Technical Committee, and Risk Committees.

61 – Form 20-F 2021 | Bradesco

4.B.20.03 Internal controls

The efficacy of our internal controls is supported by trained professionals, well-defined and implemented processes and technology as determined by our business needs, in accordance with CMN Resolution No. 4,968/21, which disciplines the systems of internal controls of financial institutions and other institutions authorized to operate by the Central Bank of Brazil.

Our internal controls methodology is based on the Frameworks issued by the COSO – Committee of Sponsoring Organization of the Treadway Commission (Internal Control – Integrated Framework- 2013 and Enterprise Risk Management Integrated Framework – 2017) and based on the guidelines established by the Information Systems Audit and Control Association (ISACA) through the Control Objectives for Information and Related Technology (COBIT 5 – 2012).

The process supporting the identification and assessment of risks has thematic reviews on specific subjects (involving multidisciplinary teams), analysis of indicators and certification of the existence and effectiveness of the controls in order to ensure the levels of risk in activities. The results of this management (residual risks) are inputs for the preparation of the Corporate Risk Guidelines, periodically conveyed to the Boards and the Audit, Risk Monitoring and Risk Management Committees, as well as to the Board of Directors, to provide reasonable assurance that business transactions are carried out appropriately and achieve defined objectives, in accordance with external laws and regulations, internal policies, rules and procedures, as well as applicable codes of conduct and self-regulation.

4.B.20.04 Management and Processes in Cybersecurity

We consider the topic of Information Security/Cybersecurity at the highest strategic levels in order to protect our technological infrastructure against attacks, unauthorized access and malicious codes. We operate in a preventive, detective and corrective way to combat fraud and information security in order to protect our information and that of our clients.

Accordingly, we have developed our security framework, considering the new digital environment, where the focus on cybersecurity is a key aspect and one of the pillars of technology and processes, ensuring data protection for our clients, resilience, and structures to identify and detect threats, and have in place response and recovery procedures in the event of cyberattacks.

With regard to the technical aspects, in order to prepare for and anticipate IT security and cyber threats, the IT department promotes continuous investments such as improvement of a critical process of servers and workstations, inspection of source codes in the development cycle, establishment of a lab for security tests and use of technology and tools.

We have systems to prevent attacks from external connections and the internet, systems for the analysis of fraudulent behavior, unauthorized access, malicious codes, analysis of network and user behavior, intrusion detection, firewall, antivirus, ransomware and antispam systems, all of which provide protection for our IT systems. Furthermore, we continuously upgrade the security of our software and hardware, digital certification in WEB servers, and encryption equipment, in addition to performing frequent resilience tests.

We continuously monitor these measures and we have security operational centers (SOCs), focusing on the identification of potential vulnerabilities and establishing an active defense with the use of cognitive intelligence.

Additionally, we have a cyber intelligence team working to identify threats and check the necessary corrective measures and a Framework of Response to Incidents integrated to Crisis Management that describes roles and responsibilities in three (3) Levels: Strategic, Tactical and Technical, covering the pillars of Confidentiality, Integrity and Availability.

We adopt strict procedures to ensure that client’s information is secure. The interactions and synergies between management and technical areas aim to create solutions to provide secure access to service channels and to minimize exposure. We have a range of security devices and technologies, including biometrics, chip cards, 2D digital validation/QR code and OTP devices (physical and cell phone token, etc.), which are used to prevent fraud and unauthorized access. We have developed awareness campaigns through the client channels and on social media. On our “seguranca.bradesco” website there are several guidelines for the public, including videos of the web series “Protect Yourself” with prevention tips on current key scams/fraud, which aims to improve the security barriers for users, since the risk of protection breach during access occurs precisely in the elements of the process.

62 – Form 20-F 2021 | Bradesco

In conjunction with technical measures, we ensure that employees are prepared and engaged with the issue of cybersecurity. The culture of security is a fundamental basis for the measures, processes and technologies to be effective. For this reason, we invest in training and awareness for employees, associates and clients so they are aware of the issue and can be prepared and up to date for the inherent risks and threats.

We also have continuous training programs and other awareness campaigns on the aspects of security and an executive committee dedicated to the issue, which develops the strategies and ensures the development and effectiveness of actions, focusing on the protection of technological infrastructure against attacks, unauthorized access, theft of information and insertion of malicious codes.

The CMN amended Resolution No. 4,893/21, that regulates the cybersecurity policy on the requirements for contracting data processing and storage services and cloud computing to be observed by institutions authorized to operate by the Central Bank of Brazil and in April 2021, following the same guidelines, BCB Resolution No. 85/21 was edited for payment institutions. In short, Resolution No. 4,893/21 and No. 85/21 improved the current rules regarding the policy of cybersecurity, without changing its essence, which highlighted the need for financial and payment institutions to document criteria that configure a crisis situation on grounds of a cyberattack and interruption of relevant services. Furthermore, we observed the provisions of the Security Manual of Open Banking, which establishes the minimum security requirements for APIs (Application Programming Interface) and other systems related to Open Banking, of which we are compulsory participants according to Communication No. 36,480/20, instituted by BCB Normative Instruction No. 134/21.

In August 2018, Law No. 13,709/18 – General Data Protection Regulation (GDPR) – was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on data protection, the GDPR followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”.

The impact of the law is far-reaching, as any processing of personal data are subject to the new rules, whether physical or digital, by any entity established in Brazil, or who has collected personal data in Brazil, or individuals located in Brazil – albeit not residents – or, even, that offer goods and services to Brazilian consumers. In short, the adoption of the GDPR requires structural changes in virtually all internal areas of Brazilian companies. The GDPR has been in force since December 28, 2018, creating the ANPD, the public administrative body responsible for ensuring, implementing and supervising compliance with the GDPR and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted into Law No. 13,583/19 in 2019, and came into force, without sanctions in August 2020. As a result of the Covid-19 pandemic, the National Congress approved Law No. 14,010/20 postponing the entry into force of articles 52, 53 and 54 of Law No. 13,583/19 concerning administrative penalties until January 2021. Bradesco has been working to meet the requirements of the law, since the promulgation of the initial version and its reviews and meets the requirements of the law.

63 – Form 20-F 2021 | Bradesco

4.B.20.05 Corporate security

Our Corporate Security Department’s mission is to promote security solutions by creating, implementing and maintaining rules and processes aligned with our business.

To achieve our objectives, we focus on Information Security and Cybersecurity, Access Management, Prevention of Electronic, Debit Card and Documentary frauds. We also systemically implement security procedures in Electronic Channels, Systems and Information to assess and propose improvements. In addition, the department is responsible for Technical Opinions, in connection with strategic security issues, implementation of products, services, processes and AMLTF.

We highlight the main areas and activities:

•	the Information Security Department’s purpose is to create and maintain Department Policies and Standards to support Corporate needs, perform governance and generate Symmetric Cryptographic Keys, do the management and provide support on the theme of Certification/Digital Signature and issue Digital Certificates, ICP-Brasil standard, for employees and our services;
•	identify and assess the risks of Information Security, maintain and establish criteria for the assessment of compliance of Information Security and data protection, maintain the Corporate Program of Awareness and Education in Information Security, giving in-company lectures to employees as well as lectures at external events to support our digital and digitalization processes of documents;
•	Governance of Cybersecurity and Incidents has the mission to accomplish the Second Line of Defense for Cybersecurity by managing the Security Framework (MOSI – Operational Model of Information Security), which establishes and monitors the Integrated Vision of Security and Cybernetics, elaborates and monitors the Master Plan of Information Security (PDSI), to consolidate and report on the metrics of performance and risk, as well as to report on these risks and cyber threats to the appropriate Committees. Allied to this, it also operates in the Data Leakage Monitoring, Prevention and Protection, the Management of Information Security Incidents and Cybernetics and provides services of the Computer Security Incident Response Team (CSIRT) for prevention, detection, treatment and response to security incidents. It performs analyses, proposes and maintains solutions for emerging threats and global trends to prevent transactional fraud in the channels, through the Cyber Digital Laboratory;
•	the Electronic Fraud-Prevention (Bradesco Celular, Internet Banking, Net Empresa, Fone Fácil and Debit and Credit Card Product) and Document Fraud Prevention (Opening Accounts, Bradesco App, next, Payroll-Deductible Loans, Vehicles Financing, Losango and Consortium) areas manage processes, security projects and preventive communication to detect and mitigate risks of reputational damage and financial losses. They operate by monitoring transactions, preventive and reactive analysis of profiles, documents, in addition to performing strategic and corporate actions. They are supported by the Area of Data Analysis and Modeling with analytical solutions and statistics methodologies, in order to propose solutions to Managers of technical and business areas that aim to balance use and security for Electronic Channels Access and Debit Card Products. BCB Resolution No. 142/21 establishes control procedures for fraud prevention, adopted by payment institutions, such as transactional payment limits in specific periods of time, when carried out by TED, PIX, DOC operations or payment of bank payment slips;
•	Access Management: responsible for the strategy and operational direction of the identification process and access to corporate applications. This area aims to protect the system resources and information against unwanted access, honoring the principles of segregation of duties, required access and definition of automated controls;
64 – Form 20-F 2021 | Bradesco

•	the Security Devices division assesses the need for systems, service channels, business managers and users, in relation to authentication factors, managing and monitoring projects, assisting in the acquisition and performing the control and logistics of Biometrics, M-Token, Token and TAN Code;
•	the mission of the Information Security for third parties area is to provide Governance, according to rules and principles of Information Security, applied to suppliers and partners through processes/systems of appropriate evaluations for the protection of our information;
•	the AMLTF has the role of disseminating the AMLTF culture, empowering employees, partners and suppliers, developing policies, standards and procedures to mitigate the risk of misuse of our structure and/or products and services. It is also responsible for maintaining detection systems, internal risk assessment, as well as continuous improvements in processes and controls, seeking national and international best practices on the theme. The area advises the Executive Committee of AMLTF, which evaluates the effectiveness of the assignments. Suspicious or atypical cases identified are communicated to the Financial Intelligence Unit in compliance with the regulatory/legal requirements;
•	Sanctions: protect our business and relationships with stakeholders by adopting actions aimed at preventing terrorist financing, drug trafficking, transnational criminal organizations, proliferation of weapons of mass destruction, detection and reporting of sanctioned individuals and legal entities, cited on international restrictive lists, or, any activities with risks of Sanctions, in accordance with the laws and regulations in force. To elaborate, update and disseminate policies and standards, as well as promote the acculturation related to the theme of Sanctions.
•	Governance and Privacy Management: responsible for ensuring and protecting the privacy of data collected, implementing and managing our Privacy Program providing strategic guidelines, procedures, information, training and general guidelines to the Organization to meet compliance with the General Law of Data Protection, in order to comply with the General Data Protection Law, as well as the attention to eventual demands arising from the regulator, the National Data Protection Authority (ANPD); and
•	the Physical and Property Security division is responsible for maintaining the structure with specialized human resources and safety devices for the implementation of Security Standards in accordance with Law No. 7,102/83, Ordinance No. 3,233/12 of the Head Office of the Federal Police Department (DG/DPF) and the “Security Plan” determined by the Federal Police. It keeps the security devices and potential vulnerable points under constant evaluation, offering a 24-hour call center service, aiming to prevent and guide actions to minimize the effects of any claims.

In addition to the activities developed by the corporate security area, we have a department for fraud prevention, as part of our credit card area, whose mission is to provide security solutions aligned to our business, through the creation, implementation, and maintenance of preventive rules, processes and technologies. This fraud prevention department takes strategic action in respect of the security of the use and service channels, systems and processes of products, by assessing and suggesting improvements. The department also issues technical opinions in connection with strategic security issues and the implementation of products, services or processes.

Among the main “Corporate Security Global Vision” responsibilities, we highlight the following:

•	the area responsible for preventing credit card fraud has the purpose of identifying and mitigating the risk of financial losses and negative reputational impacts for the Bank. It develops prevention strategies for document and transactional fraud, monitoring and alerting in real time for all transactions made through the client service and use channels. The measures are based on behavioral analyses of fraud, supported by statistical methodologies and predictive models of fraud, in order to ensure controls are aligned to the business. The area also works on the diagnosis of losses to identify systemic and operational weaknesses, recommending preventive actions and alignment with the current strategy where necessary;
65 – Form 20-F 2021 | Bradesco

•	the projects and processes area establishes controls to identify risks and is responsible for evaluating the risk of fraud and issuing recommendations for new projects, processes and products. The area proposes to the managers of the business and technical areas solutions that aim to balance the use and the security of the products and access to service channels, as well as corporate and strategic actions, which follow the best practices of the market focused on preventive actions; and
•	the portfolio analysis area is responsible for managing and providing information from the fraud prevention area for our various areas.

4.B.20.06 Data processing

•	We have a state-of-the-art information technology (IT) environment supported by a Data Center (CTI – Centro de Tecnologia da Informação) located in Cidade de Deus, Osasco, SP, with an area of 11,900 square meters, specially built to harbor our IT infrastructure and has protections in place designed to ensure the uninterrupted availability of our services.
•	Data is continually replicated in a processing center (secondary site) located in Alphaville, in the city of Barueri – SP, which has equipment with enough capacity to take over the main system’s activities in the event of a problem at our Technology Center (CTI). All service channels have telecommunications services that work with one of the two processing centers.
•	We hold annual simulation exercises in which our IT center is rendered out of service in order to test that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers and followed by independent audits. In addition to all backup copies of electronic files stored and maintained at our IT center, second copies are saved and maintained in the Alphaville processing center, where all the activities related to the development of systems are located. We regularly test the media and processes in force to ensure compliance with environmental regulations. Data protection aims to ensure the confidentiality, integrity and availability of information in accordance with its level of criticality.
•	If the public energy supply is interrupted, both centers have sufficient capacity to operate independently for 72 hours non-stop. After this period, the technology centers can operate continuously, depending on the amount of fuel available to operate the generators that supply electricity.
•	Our infrastructure includes systems to prevent attacks from external connections and the internet (cyber), systems for the analysis of fraudulent behavior, unauthorized access, malicious codes, analysis of network behavior, protection against invasion (intrusion detector), firewall, antivirus and antispam systems, all to provide protection to our IT environment. We continuously upgrade the security for our software and hardware, digital certification in WEB servers and the encryption equipment.
•	We have a Security Operations Center (SOC) in the area of IT Security that treats and responds to security incidents, monitors the environment (24/7) and develops prevention measures through sources of intelligence information.
•	Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a system for the prevention of loss of Information Data, the DLP, designed to ensure the protection of company data. Annually, a “Penetration Test” is performed by an independent firm and the IT security processes are certified by the ISO 27000 – Information Security.
66 – Form 20-F 2021 | Bradesco

•	Our internet systems have a separate infrastructure, enabling different client segments (individuals, corporate and staff) to use resources independently in order to provide better services.
•	The IT structure is also backed by processes implemented in light of the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). We apply recognized practices for IT service management and our system is certified by the ISO 20000 – Service Management.
•	The physical security of the data center is maintained by a baffle gate and a double contention door that isolates the entrance between the doors. Video cameras monitor the entrance and internal areas of the data center, and access is restricted and authorized through the authentication of passes and vascular biometrics (restricted environments).

4.B.20.07 Bradesco Integrity Program

Our main corporate integrity commitments are:

•	to conduct our business and develop our various relationships based on integrity, ethics and transparency, concepts that permeate our organizational culture, values and principles which are ratified by the Corporate and Sector-based Codes of Ethical Conduct and supported by Senior Management; and
•	to prevent and combat all forms of corruption and bribery.

These commitments are permanently upheld through the Bradesco Integrity Program, which corresponds to a set of mechanisms and measures made up by the Code of Ethical Conduct, the Corporate Anti-corruption Policy and Standard and other standards, as well as procedures, processes, and control established therein, aimed at preventing, detecting, reporting and remedying any harmful acts of corruption and bribery, including fraud against the Government.

The program, supported by the Integrity and Ethical Conduct Committee and by the Board of Directors, determines the guidelines, responsibilities, procedures, and controls regarding gifts, freebies, meals, travel, accommodation and entertainment, sponsorship, third parties and due diligence, bids with the Brazilian Government, political contributions, relationships with government agents and Politically Exposed Person (PEP), classified employees and those related to politically exposed persons, merger and acquisition, licenses and permits, whistleblowing and non-retaliation against whistleblowers acting in good faith, in accordance with laws and regulations applicable in Brazil and in countries where we have business units.

The Integrity Program covers our managers, employees, interns, apprentices, suppliers, service providers, banking correspondents in Brazil, business partners, controlled companies and companies that are members of the Bradesco Organization in its interactions and daily decisions, highlighting our principles of high standards of conduct and ethics. We continuously review, evaluate and improve the Program to align its governance national and international anti-corruption practices.

We aim to continually promote an ethical culture and integrity based on the code of ethical conduct and integrity program, which has been implemented through dissemination, communication, training, raising awareness among managers, employees, apprentices, interns, suppliers and service providers.

In December 2021, the Office of the Comptroller General disclosed to the market our conquest of the “Pro-Ethics Company” Seal (2020-2021 edition), through an event held in-person in Brasilia. The “Pro-Ethics Company” Seal is an initiative of the Office of the Comptroller General , with the support of partner institutions, which aims to promote the voluntary adoption of measures of integrity by companies, through the public recognition of those that are committed to the fight against corruption.

67 – Form 20-F 2021 | Bradesco

4.B.20.08 Treasury activities

The main objective of the Treasury Department is to maximize results with available resources and managing risks, by complying with the limits set by our Senior Management and the guidelines issued by our integrated risk control unit.

The main activities are as follows:

•	planning and managing our local and foreign currency cash flows;
•	developing and implementing our asset and liability management strategy;
•	managing maturity, rate and liquidity gaps arising from our activities;
•	defining costs for assets and liabilities operation;
•	obtaining price estimates and managing our commercial operations that involve risks such as: market, interest rate, foreign exchange, commodities and price index risks;
•	performing proprietary trading operations aimed at taking opportunities found in the range of our prospective scenario and market prices; and
•	taking part in analysis and decisions regarding directed credit and capital management.

4.B.20.09 Inovabra

Through the inovabra, we structured ourselves in the face of challenges and market movements to create an ecosystem to accelerate innovation. We constitute a complete ecosystem of innovation that fosters innovation inside and outside the Organization through collaborative work with employees, business areas, clients, companies, startups, technology partners, investors and mentors, with the aim of meeting the needs of our clients and ensuring our sustainability. Inovabra is composed of innovation channels for various purposes:

•	Inovabra Centers: established in 2012, inovabra centers is an internal innovation program encouraging our employees to engage in intra-entrepreneurship. The innovation projects are prioritized, structured and conducted from the stage of conception, passing through the whole process of case construction and validation of the business model. They are professionals from different business areas, interacting among themselves and with startups and other agents of the innovation ecosystem, including major technology players, focused on generating innovative solutions to enable better experiences for our clients, optimize existing products and services, expansion to adjacent businesses, and participation in new markets;

Inovabra Polos is also responsible for the program, Inovabra International, which was launched in New York in 2018 (with connections to London) to foster innovation and global entrepreneurship. Employees work in a collaborative space in conjunction with a specialized firm and a group of international banks. Their aim is to identify possible solutions which may increase the profitability of our business areas, and to keep up-to-date with the latest trends in new business models, technology and behaviour. In an ongoing process, startups, fintechs and new business opportunities are assessed byInovabra International and tested via inovabra lab and/or inovabra polos. In 2021, 14 initiatives were developed under this program

•	Inovabra Ventures: proprietary capital fund launched in 2016, currently with R$ 850 million, for strategic investments in startups and high-growth companies that have innovative technologies and/or business models. Controlled by the area of Private Equity & Venture Capital, it actively contributes to the generation of value in the companies and the expansion of the entrepreneurial environment, especially when they involve solutions that meet the needs of clients of the Bradesco Group. Thus far, we have invested in 14 startups. Considering companies that have been divested, our FIP inovabra (Investment Fund in shareholdings) has invested approximately R$366 million through December 31, 2021;
68 – Form 20-F 2021 | Bradesco

•	Inovabra Pesquisa (Research): A multidisciplinary team, with analysts and research scientists driving our innovation processes, sharing a culture of innovation, knowledge of emerging technologies and market developments, as well as making relevant and innovative proposals. In constant interaction with partners, universities and research institutions based in and outside of Brazil, the team supports us in the adoption of knowledge, new business model proposals and in the development of test cases and experiments relating to emerging technology which are aimed at addressing the problem/ opportunity in question.

In addition, enhancing the synergy between business and technology, the team drives and supports innovation portfolio decisions. Responsible for conducting research on new business models and experiments/test cases on emerging technology, such as Artificial Intelligence, Blockchain, DeFi (Decentralised finances), CBDCs and Cryptoeconomics, IoT, and Quantum Computing (among others), as well as their impacts on, and application for, financial products and services. By the end of 2021, this mapping of business models and new technology had resulted in 88 studies and 16 projects.

•	Inovabra Habitat: launched in February 2018, inovabra habitat was launched, a building with more than 22 thousand square meters, located in the large economic innovation and cultural center of São Paulo, between Avenida Angélica and Rua da Consolação, close to Avenida Paulista, where large companies, startups, investors and mentors work collaboratively to innovate and generate business. We are part of the environment of more than 200 startups and 75 large companies, working collaboratively to innovate. A total of 500 contracts were closed between the companies and startups allocated at the site, our residents and Bradesco.

In addition to fostering entrepreneurship in Brazil and a culture of innovation in organizations, habitat tends to contribute to Brazil in the search for a position of greater prominence in global innovation. Since September 2020, the model of operation of inovabra habitat has also been extended to digital. The new format, in addition to the physical, can house startups and companies across the country that want to have access to open innovation. The search and connection with other startups from various regions of Brazil, for accessing business opportunities with us and our partner companies, is carried out via the digital platform inovabra hub. Currently, there are more than 2 thousand startups registered that can be assessed to participate in specific business challenges.

In addition to the residents allocated in our physical space, inovabra habitat establishes partnerships with other innovation centers in Brazil for connecting our businesses demands and of large companies that have a relationship with the bank in innovative entrepreneurship distributed in various parts of the country.

The partners are chosen based on their potential of connecting entrepreneurs in their area of expertise, in their various segments, in addition to the qualification of their network in terms of human capital, technology and innovation. The centers with this profile receive the qualification of “inovabra Partners” and become part of our innovation ecosystem. Currently, there are eight partner centers: ACATE, Porto Digital, Gyntec, Hospital do Amor, Hotmilk, Artemisia, Nexus and 100 Open Startups. With the partnerships the coverage of startup, solutions exceeds 10.000.

69 – Form 20-F 2021 | Bradesco

➢	Ideaction Program

Ideaction is an internal movement that aims to foster innovation and intrapreneurship habits, behaviors and skills.

As the name suggests, Ideaction is a combination of the words idea and action. It represents the attitude that we increasingly want from each one: to have ideas and seek ways to carry them out.

This movement has as a configuration, 4 pillars of action where initiatives are carried out each with its objective, but that contribute with each other.

We have the “Knowing” pillar that represents the generation of knowledge and the adoption of new skills and attitudes. In this pillar, until 2021, more than 150 hours of training were offered to, as we call, influencers. Influencers are representatives of the bank's areas and act as catalysts for innovation in their areas, expanding the program's reach. By 2021, we were 260 influencers from more than 50 areas of the bank.

In the “Connect” Pillar, we have the training actions of the entrepreneurial fabric of the organization. We connect, through community events and rites, all influencers so that knowledge, cases and experiences are shared, in addition to leveraging the strength of more than 200 people in favor of an increasingly innovative culture.

In the “Comunicar” Pillar, we grouped all the actions that generate repertoire not only for the community of influencers, but for the entire bank. So far, there have been more than 52 Ideação Talks, an event where we bring market experts and, mainly, employees and our executives talking about innovation topics relevant to our organization such as Cryptoeconomics, Open Finance, Super apps and much more.

In addition, in this pillar we have specialized publications from our research team and a newsletter that today reaches 15,000 employees.

Closing the pillars, we have the “Management System” that includes all the measurement of culture and ideaction actions that range from the engagement of influencers, consumption of our content to the generation of opportunities and cases of innovation via movement.

The movement has fundamental support from Unibrad (HRD) and Marketing. An important asset is the inovabra habitat, which is the great epicenter of the culture of innovation, collaboration and collective intelligence that has in Ideação, one of the main channels with startups, corporations and other actors in the innovation ecosystem. The program completed 1 year in March 2021.

•	Ideaction in 2021:
o	260 innovation influencers who work as multipliers of the theme in their areas covering 84% of our areas;
o	2860 active members in our collaboration platform;
o	+150 hours of training offered;
o	15 thousand subscribers of the ideaction newsletter;
o	52 ideaction talks, an event that brings weekly content of relevance and adds repertoire to our people. In all, there have been 28,6 thousand views of our content; and
o	Ideaction Reload – A 3-day event that brought innovation-related themes with positive impact, culture and ESG and that ultimately had a Hackathon for the development of solutions.

70 – Form 20-F 2021 | Bradesco

➢  Inovabra Awards and innovation cases 2021

•	BAI Global Innovation Awards 2020 – Case Portal MEI, in the category of products and services for small businesses.
•	World's Best Banking Awards 2021 – We were among the Best Banks in the World of Global Finance in 2021 in Latin America, took the Global Finance's top honor at home (BRAZIL) award.
•	World's Best Financial Innovation Labs – Inovabra habitat and Inovabra lab are among the Best Financial Innovation Labs in the World, according to the 4th edition of the annual report World's Best Financial Innovation Labs, by Global Finance magazine.
•	Fast Company's 2021 Best Workplaces for Innovators – We were recognized by the Fast Company publication as one of the best places for innovators to work.
•	Innovation in Digital Banking Awards –We are elected the most innovative bank in Latin America for the 2nd consecutive year, in the August edition of The Banker Magazine.
•	TOP 100 Open Corps 2021 – Were were recognized in the TOP 100 Open Corps as one of the companies that most do open innovation with startups in the country. Bradesco ranked 11th in the Top 20 Open Corps and 2nd in the Top 5 Financial Services.
•	Valor Inovação 2021 Award – In the 7th edition of the Valor Inovação Brasil 2021 Award, we were ranked 1st in the Banking sector and ranked 34th in the 2021 ranking.
•	100+ innovators in the use of IT – In the 21st edition of the award, held by IT Mídia, we were the winner in the Banks category.
•	Top Ecosystems – In the Top Ecosystems award, held by 100 Open Startups, inovabra habitat ranked 6th as an ecosystem agent, with the most ranked startups.
•	Corporate Startup Stars Awards 2021 – We were, for the second consecutive year, among the 25 “Open Innovation Challenger” companies.

71 – Form 20-F 2021 | Bradesco

4.B.30 Business segment

The data for these segments were compiled from reports prepared for management to assess performance and make decisions on allocating funds for investments and other purposes. Our Management uses various data, including financial data in conformity with BR GAAP and non-financial metrics compiled on different bases. For further information on differences between the results on a consolidated basis and by segment, see “Item 5.A. Operating Results – 5.A.20.01 Results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020”.

The following table summarizes our main gross revenues by segment for the periods indicated:

As of and for the year ended December 31,	R$ in thousands
	2021	2020	2019

Banking
Interest and similar income from loans and advances (1)	71,601,993	66,566,176	66,973,129
Fee and commission income and income from banking fees	31,866,568	30,307,248	31,135,507
Insurance, Pension Plans and Capitalization Bonds
Premiums retained from insurance and pension plans	81,714,501	73,667,626	77,599,270
Fee and commission income and income from banking fees	1,779,999	1,875,701	2,028,371

(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For further details of our segments, see Note 5 to our consolidated financial statements in “Item 18. Financial Statements”.

We do not break down our revenues by geographic regions within Brazil, and less than 3% of our revenues come from international operations. For more information on our international operations, see “4.B.30.01-02.10 International banking services”.

As of December 31, 2021, according to the sources cited in parentheses below, we were:

•	one of the leading banks in terms of savings deposits, with R$ 139.3 billion, accounting for 13,0% of Brazil’s total savings deposits (according to the Central Bank of Brazil. Market share base date: September 30, 2021);
•	the leader in BNDES onlendings, with R$7.0 billion in disbursements (according to BNDES);
•	one of the leaders in automobile financing loans, with a market share of 13.3% (according to the Central Bank of Brazil);
•	the leading bank in payments for over 11.4 million benefits to INSS retirees and beneficiaries, accounting for 31.6% of the total number of payments made by the INSS;
•	one of the leaders in leasing transactions in Brazil, with an outstanding amount of R$3.1 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (according to ABEL);
•	one of Brazil’s largest private fund and investment managers, through our subsidiary BRAM, with R$625.0 billion in assets under management (according to ANBIMA), taking into account managed portfolios;
•	one of the leaders in the third-party asset management business, with R$1.1 trillion in assets, of which R$449.1 billion are managed through our subsidiary BEM DTVM (according to ANBIMA);
•	the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,516,876quotas in three segments, including: (i) automobiles and motorcycles, with 1,201,491 quotas; (ii) real estate, with 229,365 quotas; and (iii) trucks, with 86,020 quotas (according to the Central Bank of Brazil);
•	we were also highly ranked in Export, Import and Trade Finance (Central Bank of Brazil); and
72 – Form 20-F 2021 | Bradesco

•	the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 22.3% market share (according to SUSEP/ANS), Grupo Bradesco Seguros, the Company and its subsidiaries, in the segments of Insurance, Open Supplementary Pension and Capitalization, were composed of the following companies: Bradesco Seguros S.A., Bradesco Auto/RE Companhia de Seguros, Atlântica Companhia de Seguros, Bradesco Vida e Previdência S.A., Bradesco Capitalização S.A, Bradesco Saúde, Bradesco Argentina de Seguros S.A., CEABS Serviços S.A., Europ Assistance Brasil Serviços de Assistência S.A. and Eabs Serviços de Assistência e Participações S.A., Mediservice, Operadora de Planos de Saúde S.A. and Odontoprev S.A.. The total revenues of Grupo Bradesco Seguros were R$81.8 billion in insurance premiums, pension plan contributions and capitalization bond income.

4.B.30.01 Banking

In our banking segment, we offer a range of products and services to our clients including deposit-taking, granting of loans and advance payments, debit and credit card services and capital market solutions, through our extensive distribution network.

We have a diverse client base that includes individuals and small, mid-sized and large corporates in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian markets, middle- and low-income individuals.

The following table shows the income statement and other selected financial data for our banking segment for the periods indicated.

As of and for the year ended December 31,	Banking - R$ in thousands
	2021	2020	2019

Revenue from financial intermediation	98,849,913	74,335,609	113,402,430
Expenses from financial intermediation	(34,560,608)	(23,937,104)	(49,683,456)
Financial margin	64,289,305	50,398,505	63,718,974
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	(25,268,087)	(18,891,493)
Gross income from financial intermediation	48,789,148	25,130,418	44,827,481
Fee and commission income and income from banking fees	31,866,568	30,307,248	31,135,507
Personnel expenses	(18,425,804)	(17,714,158)	(23,072,600)
Other administrative expenses	(19,676,660)	(19,349,706)	(20,327,502)
Tax expenses	(6,340,354)	(5,476,957)	(6,203,188)
Share of profit (loss) of unconsolidated and jointly controlled companies	7,505	(271)	12,921
Other operating income / expenses	(13,689,730)	(15,634,441)	(21,082,041)
Operating profit/(loss)	22,530,673	(2,737,867)	5,290,578
Non-operating income/(expense)	(308,942)	(284,469)	(537,428)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,522,891)	14,508,637	10,431,415
Net income	16,698,840	11,486,301	15,184,565
Total assets	1,485,771,990	1,435,481,875	1,264,627,391
Loans	613,833,607	513,216,763	457,392,375
Deposits from customers	569,726,250	545,292,743	366,227,540
Investment Funds and Managed Portfolios	1,060,428,685	1,023,287,047	1,000,818,236
Other funding sources (1)	499,688,899	465,430,224	447,860,683

(1) Includes securities sold under agreements to repurchase, borrowing and on-lending obligations, funds from issuance of securities and subordinated debt. For more information about our funding sources, see “Item 5.B.20 Liquidity and funding”.

73 – Form 20-F 2021 | Bradesco

4.B.30.01-01 Segmentation of Clients

To meet the needs of the biggest number of people we have democratized access to products and services, encouraging the process of financial inclusion, banking services, social mobility and entrepreneurship. We do not make distinctions; we serve every client with the same level of excellence and we continuously improve the way we provide services. We are aware of each client’s profile and we have continuously improved the scale and diversification of our current model. These values extend to clients who are non-account holders, due to their significance and the potential of growth.

We have a segmented business structure, for both individuals and legal entities, in order to offer agility and practicality in all areas in which we operate, with the objective of providing a quality journey.

Our client base was composed of 74.1 million clients by the end of 2021.

➢  Bradesco Corporate

The Corporate business is responsible for serving business groups and focused on both large and medium-sized enterprises. Its offices are located in the main financial centers and with a value proposition based on physical proximity and relationship with clients, offers customized services with a national reach and counts on a highly skilled team to fulfill clients’ needs through a wide portfolio of products, structured solutions and financial services.

To provide the solutions, it is important to strengthen the relationship with clients and to deliver a robust value proposition. Corporate is highly segmented by sectors, markets, sizes, nature of the companies, among other criteria, and these businesses are combined into four large areas:

•	Large Corporate: a highly qualified team, with a sector approach, offering customized consultancy to serve the large Brazilian corporations in Brazil and worldwide;
•	Corporate: a specialized service for large companies, organized by market sector and physical structure in various cities in Brazil;
•	Corporate One: focused mainly on the middle market it also has a team focused on providing services to large companies. This area has a national presence in Brazil and a regionalized structure, composed of 66 Units located in the main cities and capitals distributed in 15 regional sectors and another 97 Corporate Spaces throughout Brazil; and
•	Multi & Institutional: the multinational segment is focused on global companies with Brazilian subsidiaries providing a differentiated service with specialized professionals and financial solutions and services for a better operation in the country, also operating in the institutional segment, being responsible for serving the Resource Managers, Pension Funds and Stock Brokers, offering Prime Brokerage services, which is centered on a team of professionals specialized in providing secure and efficient access to financial products and solutions to meet the needs of institutional clients.
74 – Form 20-F 2021 | Bradesco

➢  Bradesco Private Bank

Bradesco Private Bank offers exclusivity and works side by side with clients to maintain and manage family wealth across generations, highlighting the increase of its international value proposition, with Bradesco BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and individual needs of each of our clients, we have a complete Wealth Management structure involving investment opportunities including liquid and illiquid assets, and the best tools and investment structures to ensure the longevity of the family’s estate.

Clients have access to a complete platform, open and varied investments, local and international, exclusive funds, always counting on an experienced team of managers, economists and advisors, in addition to all of our business solutions including, among others, Banco de Investimentos BBI, Credit, Insurance, Broker, and Pension Plans.

Bradesco Private Bank currently has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring a nation-wide presence, in addition to the support in New York and a unit with exclusive client services in Luxembourg, Bradesco Europe.

➢  Bradesco Varejo

The Bradesco Varejo includes the following three groups of clients: companies & businesses, exclusive and classic, service network includes 2,598 branches, 984 business units, 3,769 service centers (PAs), 764 electronic service centers (PAEs) and 39,100 Bradesco Expresso units (banking correspondents), in addition to thousands of ATMs.

By being present in all Brazilian municipalities, Bradesco Varejo has a prominent role in the use of banking services by Brazilians, frequently being the first interaction, a client has with a financial institution. In this way, we contribute to the development of individuals and the communities where they live.

➢  Bradesco Prime

Bradesco Prime is tailored towards high-income individuals, operating across Brazil, the mission of which is to be the client’s first choice bank, focusing on the quality of service and the provision of appropriate solutions for its users by means of prepared teams, adding value to shareholders within ethical and professional standards. Besides a broad network, it has exclusive platforms to serve the audience with a digital profile.

Our client has access to the model of full relationship, with well-sought solutions based on their profile and moment of life, added to numerous benefits such as:

•	Relationship manager: qualified professionals who support the client in managing their resources, considering their needs and moment of life;
•	Capillarity: wide Branch Network, Bradesco Prime Spaces and Platforms throughout the country, offering convenience and total privacy so clients can tend to their business affairs;
•	Program of benefits: exemption of up to 100% on the value of the service package and exemption on the annuity of our credit cards, in accordance with the volume of investments and/or concentration of the client’s spending, plus up to 12 days without interest in the overdraft in accordance with the volume of investments;
•	Viva Prime program: a relationship platform that offers discounts on gastronomy, entertainment, travel and miscellaneous products, exclusive experiences in Cinemark Rooms, Teatro Bradesco (theater), Livelo, Menu Program, among others;
75 – Form 20-F 2021 | Bradesco

•	Recommended investment portfolios: suggested by a certified and a qualified team based on the analysis of the investor’s profile (API) that seeks to diversify the best ratio between risk and return; and
•	PIC (Prime International Center): remote service for foreign clients in Brazil.

Throughout its existence, the institution has been investing in technology, in the improvement of relationships and in the training of its professionals, which resulted in the conquest of a prominent position in the Brazilian markets of banking services for high-income clients and has consolidated its position as one of the largest banks in the segment.

Bradesco Prime continues to have as one of its main assets to always provide “the best experience to its clients”, seeking to make the contact between the clients and the bank more and more satisfactory and sophisticated.

➢  Non-Account Holders

In 2018, we created an area dedicated to strengthening the relationship with individual and corporate clients who used at least one of our products. By recognizing the client’s profile and portfolio combination, we seek to provide financial products with personalized offerings through both physical and digital channels.

The purpose of the area is to coordinate offerings and approaches, as well as facilitate the access to financial products, creating new channels and experiences supported by innovation in processes and technology.

In 2019, we focused on the adequacy of proprietary channels of the bank to sell digital products to non-account holders, and we launched the sales portal in November 2019.

During 2020 we carried out adherence tests for the propensity models, using processes of continuous improvement focused on the commercial performance and analysis of the potential for consumption. The study was developed in conjunction with various areas and their distribution was performed by means of the digital channels of the Organization. The propensity (tendency) models currently used by the Department relate to the consumption of products, thus enabling us to be more assertive and efficient in the offer, adapting the product to the profile and moment of the client’s life.

Additionally, several digital journeys have been created for the commercialization of products that are already available to our clients, thus increasing the portfolio.

In 2021, our action strategy started to focus exclusively on digital sales, and for this, several adjustments were made in the applications that serve non-account holders, developing new journeys and features.

Another relevant delivery was the creation of a business structure dedicated to the development of tailored offers and approaches to our target audience.

As a result of these actions, digital sales have grown, which will be strategically relevant for us in 2022.

76 – Form 20-F 2021 | Bradesco

4.B.30.01-02 Products and banking services

In order to meet the needs of each client, we offer the following banking products and services:

4.B.30.01-02.01 Deposit accounts

We offer a variety of deposit accounts to our clients, including:

➢	checking accounts, such as:
•	Conta Fácil (Easy Account) – a checking account and a savings account under the same bank account number, using the same card, for individuals and legal entities;
•	Click Conta (Click Account) – checking accounts for children and young people from 0 to 17 years of age, with an exclusive website, debit card, automatic pocket money service and free online courses and exclusive partnerships, among other benefits;
•	Conta Universitária (Academic Account) – low fee checking account for college students, with subsidized credit conditions, student loans, exclusive website, free online courses and exclusive partnerships, among other benefits; and
•	Conta Corrente (Checking Account) – accounts intended for companies and public entities with specific legal nature, which do not have a savings account linked to them.
➢	traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial, known as the TR, plus 0.5% monthly interest in case the SELIC rate target is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate target if the SELIC rate target is equal to or lower than 8.5% p.a.; and
➢	time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário or CDBs), and earn interest at a fixed or floating rate.

As of December 31, 2021, we had 36.3 million account holders (clients who have a deposit account which is available for use), of which 34.5 million of them being individuals and 1.8 million being companies. As of the same date, we had 68.1 million savings accounts.

77 – Form 20-F 2021 | Bradesco

4.B.30.01-02.02 Loans and advances to clients

The following table shows loans and advances to clients broken down by type of product on the dates indicated:

As of December 31,	% of total portfolio	R$ in thousands
	2021	2021	2020	2019
Companies	47.8%	293,491,411	256,810,316	226,976,385
Financing and On-lending	18.2%	111,905,705	108,461,841	104,138,378
Financing and export	7.6%	46,635,544	51,461,844	47,484,556
Housing loans	2.3%	14,135,803	18,538,907	16,822,185
Onlending BNDES/Finame	2.6%	16,079,517	16,691,762	16,643,236
Vehicle loans	3.1%	18,927,295	13,589,893	12,040,355
Import	2.1%	13,055,441	5,696,949	8,398,252
Leases	0.5%	3,072,105	2,482,486	2,749,794
Borrowings	27.6%	169,606,160	140,384,792	111,327,898
Working capital	16.6%	101,989,937	91,405,458	57,887,358
Rural loans	0.9%	5,502,190	4,956,707	5,525,886
Other	10.1%	62,114,033	44,022,627	47,914,654
Limit operations (1)	2.0%	11,979,546	7,963,683	11,510,109
Credit card	0.9%	5,723,165	3,966,504	4,000,712
Overdraft for corporates/Individuals	1.0%	6,256,381	3,997,179	7,509,397
Individuals	52.2%	320,342,196	256,406,447	230,415,990
Financing and On-lending	19.5%	119,730,088	93,134,830	78,615,264
Housing loans	13.3%	81,712,089	59,064,431	44,175,642
Vehicle loans	5.0%	30,884,597	27,818,022	28,350,727
Onlending BNDES/Finame	1.1%	6,961,700	6,105,589	5,872,331
Other	-	171,702	146,788	216,564
Borrowings	23.2%	142,243,997	118,655,689	105,427,418
Payroll-deductible loans	13.8%	84,535,206	69,897,126	63,144,951
Personal credit	5.1%	31,052,154	24,033,559	24,338,888
Rural loans	1.7%	10,348,497	8,419,040	8,543,433
Other	2.7%	16,308,140	16,305,964	9,400,146
Limit operations (1)	9.5%	58,368,111	44,615,928	46,373,308
Credit card	8.8%	53,771,164	41,229,795	41,353,388
Overdraft for corporates/Individuals	0.7%	4,596,947	3,386,133	5,019,920
Total portfolio	100.0%	613,833,607	513,216,763	457,392,375

(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

The following table summarizes the concentration for our outstanding loans and the advances to clients by borrower on the dates shown:

As of December 31,	2021	2020	2019
Borrower
Largest borrower	0.7%	2.1%	1.9%
10 largest borrowers	6.0%	7.5%	7.7%
20 largest borrowers	9.2%	10.9%	11.3%
50 largest borrowers	14.0%	15.7%	16.7%
100 largest borrowers	17.8%	19.2%	20.1%

78 – Form 20-F 2021 | Bradesco

➢  Financing and Onlending

•	Import and export financing

Our Brazilian foreign-trade-related business consists of providing financial services to our clients in their export and import activities.

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

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 848 correspondent banks abroad, 40 of which credit/guarantee lines as of December 31, 2021.

•	Housing Loans

As of December 31, 2021, we had 318.5 thousand financing contracts.

Housing loans are provided for: (i) the acquisition of residential and commercial real estate, and urban plots; and (ii) the construction of residential and commercial developments.

Financings for the acquisition of residential real estate have a maximum term of up to 30 years and annual interest rates of 9.5% to 9.9% p.a., plus TR, in addition to this modality, we have the pricing in “Poupança mais” (savings account) with annual interest rates of 2.99% p.a. plus the savings remuneration while commercial real estate financings have a maximum term of up to ten years and annual interest rates of 11.0% to 15.0% p.a. plus TR.

Financings for construction, also known as the Businessman Plan, have a construction term of up to 36 months an interest rate of 12.0% to 16% p.a. plus TR, and a six-month grace period for the realization of transfers to borrowers. We also launched for that line the pricing with floating rates.

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

79 – Form 20-F 2021 | Bradesco

In 2021, we disbursed R$6.9 billion, 87.4% of which were loaned to micro, small and medium-sized enterprises.

•	Vehicle loans

Vehicle Loans is a financing line for the purchase of light and heavy vehicles, both new and used, for individuals and legal entities. We offer these products through our branch network and Bradesco Financiamentos, with direct contact with clients and business partners for leasing in the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

The vehicle loans portfolio grew in 2021, due to the optimization of concession policies, economic recovery and improvements in procurement processes, maintaining the position among the largest portfolios in the Brazilian markets.

•	Leasing

As of December 31, 2021, we had 4,435 active leasing agreements. According to ABEL, our leasing companies were among the sector leaders, with a 23.6% market share in Brazil, considering the market portfolio of leases of R$13.9 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 28.0% of our transactions were for vehicles (cars, buses, micro-buses and trucks).

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

➢  Borrowings

•	Working Capital

Line of credit destined to companies, available on physical and digital channels, with the aim of covering expenses or investments inherent in the company’s working capital, such as: payment of 13th salary, stock renewal, training and others.

•	Personal Loans / Payroll-Deductible Loans

They are loans with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees, to public servants and to the private sector.

The average term of these operations is 60 months and interest rates range from 1.4% to 3.3% p.a., as of December 31, 2021.

•	Rural loans

The provision of loans and financing to the agribusiness sector is carried out with resources:

➢	From the demand deposit, where there is a requirement by the Central Bank of Brazil for the investment of 25% of the Value Subject to Collection (VSR), which is called RO – Obligatory Resources, with a portfolio of R$12.0 billion on December 31, 2021, with maximum rates from 3.00% p.a. to 7.5% p.a. as the rule of investment of the MCR (Manual of Rural Credit), whereby the average rate of the portfolio is 5.86% p.a.;
➢	The Bank’s own, from the Bank’s Treasury for the operations, with a portfolio of R$3.6 billion on December 31, 2021, and the average rate of the portfolio of 9.0% p.a.; and
80 – Form 20-F 2021 | Bradesco

➢	BNDES onlending, through lines directed to the sector of Agribusiness, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 10 years and an average rate of 7.2% p.a.

The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually with the disposal/mortgage of property and machines, the last one valid for the financing of goods in addition to agricultural or livestock lien.

➢  Operations with limits

•	Credit card

We offer a comprehensive range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

➢	exchange fees on purchases carried out in commercial establishments;
➢	annual fees;
➢	interest on credit card balances;
➢	interest and fees on cash withdrawals through ATMs; and
➢	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

➢	icredit cards for different audiences for purchases and withdrawals in Brazil and abroad;
➢	credit cards directed toward high-net-worth clients, such as “The Platinum Card”, “Infinite”, “Black”, “Nanquim”, “Diners” and “Aeternum” from Elo, Visa, American Express and MasterCard brands;
➢	cards destined for corporate clients, geared for business expenses and control of expenditure;
➢	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
➢	co-branded credit cards, which we offer through partnerships with companies; and
➢	private label credit cards, which we only offer to clients of retailers, designed to increase business and build client loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company whose investments include Alelo (benefit cards and prepaid), Livelo (coalition loyalty program) and participation in Elo Serviços (method of payment brand). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, with exclusivity in store chains that are leaders in that country.

As of December 31, 2021, we had several partners with whom we offered co-branded and private label/hybrid credit cards. That has allowed us to integrate our relationships with our clients and offer our credit card clients banking products, such as financing and insurance.

81 – Form 20-F 2021 | Bradesco

The following table shows our volume of transactions and the total number of transactions of credit cards for the years indicated:

	In millions
	2021	2020	2019
Transaction Volume - R$	234,032.8	192,814.1	205,845.0
Number of transactions	2,164.1	1,969.6	2,262.9

•	Overdraft

The overdraft is an emergency revolving credit limit contracted and made available in the checking account that allows greater availability of financial resources for withdrawals, transfer, to honor payments and other debits, where own resources are not sufficient.

•	Conta garantida (guaranteed account)

Conta garantida is a revolving credit limit for companies and individuals to meet short-term needs. The limit of the conta garantida allows the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be; a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

➢  Credit policy

Our credit policy is focused on:

•	ensuring the efficient management of lending and credit maintenance, ensuring the profitability and growth of our assets with strength;
•	ensuring the existence of a maximum level of commitment and/or exposure established according to the nature of the client, individual or legal entity, and of the business; and
•	to minimize risks inherent to credit.

Our credit policy defines criteria for lending and setting operational limits. In accordance with the rules set out in our internal policy, credit approvals can be decided by the commercial area, by the credit department and by our Board of Directors.

Our transactions are diversified and target individuals and legal entities that show an ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank of Brazil’s risk rating system has nine categories ranging from “excellent” to “very poor”. In line with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients /economic groups is based on a range of 19 levels for Corporate clients, of which 14 represent performing loans. This provides adherence to the requirements set forth in the Basel Accords. For more information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of Loans and Advances”.

We have credit limits for each type of loan. We also pre-approve some credit limits for individual and corporate clients.

We review the credit limits of our clients every 180 days. However, in general, the review process takes place every 90 days.

Our maximum exposure per client (e.g., individuals, companies or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 15.0% of our Reference Equity.

82 – Form 20-F 2021 | Bradesco

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below or in which the total exposure equals or exceeds R$5.0 billion are required to be submitted to the Board of Directors for approval.

The table below refers to the maximum percentages of exposure on Level 1 Reference Equity of the Bank by Client Rating in the Individual and Corporate business:

Corporate Client Rating	Individual Client Rating	As a % of Tier I Capital
AA1	AA1	15.0
AA2	AA2	12.5
AA3	AA3	11.0
AA4		10.0
A1	A1	9.5
A2	A2	8.5
A3	A3	7.0
A4		6.0
B1	B1	5.5
B2	B2	4.5
B3	B3	3.0
B4		2.0
C1	C1	1.5
C2	C2	0.9
C3	C3	0.7
C4	C4	0.5
D1	D	0.4
D2		0.3
D3		0.2

Our credit policy is continuously developing and as part of our risk management process, we continue to improve our credit granting procedures, including procedures to gather data on borrowers, calculate potential losses and assess applicable classifications. Additionally, we assess our institutional credit risk management in view of the recommendations by the Basel Accords, including:

➢	refining our methodology to calculate possible losses;
➢	identifying and implementing changes in our reporting processes to improve our loan portfolio management;
➢	restructuring our information control structure; and
➢	assessing the organizational structure of our loan assessment practices, including analyzing the demand for technology and addressing new issues.

•	Lending

We use systems continually supervised and reviewed for loans operations analysis, allowing us to build a level of flexibility and accountability, besides standardizing the procedures for conceding loans.

With these tools, we believe our branches can respond quickly to clients, keep costs low, and control the risks inherent to consumer credit in the Brazilian markets.

83 – Form 20-F 2021 | Bradesco

The following table shows approval limits established for loan analysis:

Total Risk Amount	R$ in thousands

Decision-making authority
Credit department	up to 20,000
Credit director	up to 25,000
Decision credit meeting	up to 40,000
Executive credit committee (Daily Meeting)	up to 150,000
Executive credit committee (Plenary Meeting)	up to 5,000,000
Board of Directors	over 5,000,000

In order to serve our clients’ needs as quickly as possible and securely, the Credit Department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

➢	in the “Retail”, “Prime” and “Private – Individuals” segments, we consider the individual’s reputation, credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), the bank indebtedness and history of their relationship with us and also paying attention in loans and advances to the payment dates and rates as well as the guarantees involved;
➢	in the “Retail – companies and business” segment, in addition to the points mentioned above, we focus on the owners of the relevant company, as well as considering the length of time in business and monthly revenues;
➢	in the “Corporate One”, “Corporate”, “Large Corporate” and “Multi & Institutional” segments, we consider management capability, the company/group’s positioning in the market, its size, the economic development, cash flow capability, and business perspectives, our analysis includes the applicant, its parent company/subsidiaries, and the type of business; and
➢	our analysis also extends to social and environmental risks for projects that require clients to show compliance with social and environmental regulations and the Equator Principles, consisting of socio-environmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank’s financial arm.
•	Collection and Loan Recovery

We have a department that focuses on the collection and recovery of loans, seeking to reduce the rates of delinquency and losses, as well as to maintain our relationship with clients. By using our own algorithms, updated periodically, which separate debtors according to levels of risk and likelihood of payment, our collection strategies are more assertive and efficient.

Collection occurs through our network of branches, call centers, digital channels, and friendly and judicial collection offices. In addition, specialized regional teams tailor their operations and submit significant cases to the collective authority limits in the Commission or Executive Committee for Collection and Credit Recovery, respecting the governance of the established authority level.

84 – Form 20-F 2021 | Bradesco

4.B.30.01-02.03 Cash Management Solutions

➢	Management of accounts payable and receivable – In order to meet the cash management needs of our clients in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, electronic channels and mobile, all of which provided more speed, stability and security for client data and transactions. Our solutions include receipt and payment services; and resource management, enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

➢	Solutions for receipts and payments – In 2021, we settled 1.2 billion invoices through the services of Cobrança Bradesco and 574.5 million receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 1.2 billion documents related to payments to suppliers, salaries and taxes.
➢	Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies.
➢	Niche Markets – We operate in various niche markets, such as franchise business, Individual Microentrepreneur (MEI), education, health, condominiums, religion, and among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized services. We have approximately 547 agreements in place with franchising companies, generating numerous opportunities to open new checking accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Groups (APLs), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 429 APLs throughout the country.

Microentrepreneurs use the MEI Portal, including free services provided by partners to meet their day-to-day needs.

85 – Form 20-F 2021 | Bradesco

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

Our exclusive website, developed for our clients, offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services.

Our commercial relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities according to the Brazilian GDP, in addition to 35 Platforms that operate in the Indivual segment providing services to the City Halls and other Authorities.

In 2021, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.6 million retirees and pensioners.

4.B.30.01-02.05 Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

BRAM also conducts the management of third-party resources, where it is responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds; and
•	FIDCs (Receivable Funds), FIIs (Real Estate Investment Funds) and ETFs (Exchange Traded Funds).
➢	Management of funds and portfolios – On December 31, 2021, BRAM managed 1,977 funds and 577 portfolios, providing services to 3.1 million investors. Among its biggest clients are our main businesses, like Prime, Corporate One, Corporate, Large Corporate, Private and Retail (for more information on our segmentation, see “4.B.30.01-01 Segmentation of Clients”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.
86 – Form 20-F 2021 | Bradesco

The following tables show the equity of funds, as calculated under the applicable accounting standards required by the CVM for each type of fund, and portfolios, which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment as of December 31	R$ in thousands (1)
	2021	2020
Investment Funds
Fixed income	456,173,051	453,016,864
Equities	19,811,882	21,133,265
Multimarket	64,620,467	54,930,964
Total	540,605,400	529,081,094
Managed Portfolios
Fixed income	73,701,245	68,861,529
Equities	10,670,278	13,026,240
Total	84,371,523	81,887,769
Total	624,976,924	610,968,863

(1) Amounts shown are funds of third parties and are not derived from our books and records. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2021		2020
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,977	3,114,756	1,573	2,953,465
Managed Portfolios	577	958	618	1,069
Total	2,554	3,115,714	2,191	2,954,534

➢	Administration of third-party funds – On December 31, 2021, we provided administration service to 4,276 funds, 497 portfolios and 58 investment clubs, providing services to 3.2 million investors.

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period.

Equity under Management by Type of Investment as of December 31	R$ in thousands (1)
	2021	2020
Investment Funds
Fixed income	744,586,114	720,886,130
Equities	82,284,838	91,310,877
Third party share funds	129,617,283	103,169,477
Total	956,488,236	915,366,483
Investment Clubs and Managed Portfolios
Fixed income	73,701,245	68,861,529
Equities	10,670,278	13,026,240
Third party share funds	19,568,925	26,032,795
Total	103,940,449	107,920,564
Total	1,060,428,685	1,023,287,047

(1) Amounts shown are funds of third parties and are not derived from our books and records. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2021		2020
	Number	Quotaholders	Number	Quotaholders
Investment Funds	4,276	3,177,296	3,828	3,007,567
Managed Portfolios	497	-	518	-
Investment Clubs	58	461	64	551
Total	4,831	3,177,757	4,410	3,008,118
87 – Form 20-F 2021 | Bradesco

4.B.30.01-02.06 Services related to capital markets and investment banking activities

As our investment bank, Bradesco BBI is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2021, Bradesco BBI received the award “Investment Bank of the Year in Latin America” by The Banker and the “Best Equity Bank, Best Debt Bank in Latin America and Best Investment Bank in Brazil” by Global Finance magazine.

In 2021, Bradesco BBI advised clients in a total of 248 operations across a range of investment banking products, totaling approximately R$337 billion.

➢	Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2021, Bradesco BBI advised 35 transactions disclosed totaling around R$65 billion.
➢	Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2021, Bradesco BBI coordinated 33 stock market operations with bids totaling around R$65 billion.
➢	Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2021, Bradesco BBI coordinated a total of R$207 billion in the capital market and a total of 180 transactions. In Fixed Income, we can highlight:
•	Operations in the Local Market – Bradesco BBI ended the year in the local fixed income market with the coordination of 100 transactions and involving a total amount of approximately R$80 billion;
•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2021, Bradesco BBI advised 31 structured operations for different clients, totaling around R$18 billion;
•	Structured operations – Bradesco BBI structures customized financial solutions for its clients in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2021, Bradesco BBI advised 31 structured operations for different clients, with a total amount of more than R$33 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market. In 2021, coordinated 18 transactions, with an amount of R$77 billion.

4.B.30.01-02.07 Investment Platform

We have an investment platform that aims to provide clients with differentiated investment advisory services, remotely and in person, covering all of our products, Bradesco Asset Management (BRAM) ’ products, Ágora Investimentos’ products and Bradesco Previdência’s products, considering the client’s needs and profile.

The investment advisory service, in addition to using the services of the branch network managers, has an investment specialist team. The clients also benefit from recommended portfolios that combine a diversity of financial products and are established monthly, based on the client’s profile and national and international market perspectives.

88 – Form 20-F 2021 | Bradesco

4.B.30.01-02.08 Intermediation and trading services

➢  Ágora Investimentos

Ágora –Bradesco's official Brokerage– demonstrates agility and flexibility in the era of innovation by providing investment platform, both for individuals and companies, including our account holders and non-account holders.

By accessing the Ágora platform, the client can register in a 100% digital way and have access to a complete investment portfolio for all profiles, curated in the selection of the best products on the market, bringing together more than 1,000 investment options among more from 130 institutions, with several options starting at R$ 1.00. In addition, you will have at your disposal personalized advice from experts to make the best decision when investing.

Whether via the Ágora website or app, the client has a 360º view of the portfolio, daily monitoring of the appreciation/depreciation of their investment portfolio, advanced Home Broker to access the stock market, futures, options, BDRs, ETFs and FIIs listed on B3, in addition to a wide and complete range of investment options in fixed income, funds, COEs and private pension plans, whether issued by the company or by third parties.

Also in 2021, Ágora implemented several new services for the daily lives of its clients, introducing new advanced trading platforms at Ágora Trader and new incentive programs for beginner investors, such as Ágora Kids and Ágora Universitário. With the new service Invista Fácil Ágora, it has made available 5 exclusive funds that follow the recommended stock portfolios prepared by Ágora analysts and that allow anyone to enter the stock market with investments from R$ 1.00 and in an uncomplicated way, follow these strategies

Noteworthy the new content platforms, available to clients and non-clients: i) Ágora Academy, a financial education platform that brings together the best business schools in the country and promotes financial education accessible to all, with more than 50 free courses, in addition to specialization, professionalization, postgraduate and MBA courses; ii) Agora Play and Cast, to watch daily lives and podcasts with analysts, experts and guests; for the client to know everything that happens in the market, live or whenever they want, from wherever they are and iii) the multiplatform project with Grupo Estado through the new E-Investidor portal (einvestidor.com.br) which offers independent content and high quality, bringing education, news, analysis and information on everything that happens in the national and international financial market and in the investment world, reaching more than 30 million users.

In its trajectory, it has established relevant partnerships: it is the official Brokerage of our digital bank next, allowing integrated accessibility to Ágora's investment platform to all its clients; and with Veloe, it allowed Ágora clients to enjoy the parking and toll tag service with free monthly fees, being the first brokerage firm in Brazil to deliver this type of benefit to its clients.

At the end of 2021, Ágora reached 743.2 thousand clients (individuals and companies that maintain registration with Ágora and that can access our investment structure and products at any time) a growth of 35.7% compared to the end of 2020 (547.7 thousand clients). In the same reference base, it reached R$ 66.6 billion in custody (assets (its clients' investments) are being held in custody at Ágora), representing a growth of 6.7% in the period, maintaining its position as the third largest retail brokerage in the country, according to the ranking of assets under the custody of individuals in the B3.

At Ágora, clients have at their disposal a complete investment platform, personalized advice, content, exclusive products and services gathered in a single place, which provides a differentiated experience, with comfort and total security when investing.

89 – Form 20-F 2021 | Bradesco

➢  Bradesco Corretora

Bradesco S.A. CTVM, or Bradesco Corretora, provides services exclusively to the institutional segment, offering a full service of investment analysis that covers the main industries and companies in the Latin American market, with a team composed of 29 sector specialists who provide consultations to the clients by follow-up reports and stock guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has teams of its own capital economists and fixed income analysts dedicated to institutional clients. Over 360 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors around the world, such as those domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary market, negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

Regarding B3 variable income markets in 2021, Bradesco Corretora traded R$713.9 billion and ranked tenth in Brazil in terms of the total trading volume.

In addition, in the same period, Bradesco Corretora traded 1.4 billion futures, forwards, swaps and options totaling R$51.1 trillion in B3. In 2021, Bradesco Corretora ranked fourth in the Brazilian markets, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora remains adherent to the Operational Qualifying Program (PQO), maintaining the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), confirming the high quality of its futures contratcs and variable income markets. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently B3).

4.B.30.01-02.09 Capital market solutions

In 2021, we were one of the main providers of capital market services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

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

As of December 31, 2021, the set of the services provided by us, which we call Bradesco Custódia was composed of:

➢  Custody and controllership services for investment funds and managed portfolios involving:

•	R$2.0 trillion in assets under custody;
•	R$3.0 trillion in assets under controllership; and
•	R$248.8 billion in market value, related to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.
90 – Form 20-F 2021 | Bradesco

➢  Fiduciary management for funds, investment clubs and managed portfolios involving:

•	R$1.1 trillion total shareholders’ equity of investment funds under fiduciary management by us in investment funds, portfolios and investment clubs.
91 – Form 20-F 2021 | Bradesco

➢  Securities bookkeeping:

•	265 member companies of the Bradesco Book-entry Stock System, with 11.6 million shareholders;
•	474 companies with 782 issues in the Bradesco Book-Entry Debenture System, with a market value of R$699.4 billion;
•	1,135 investment funds in the Bradesco Book-Entry Quotas System (value of R$97.6 billion); and
•	36 BDRs programs managed, with a market value of R$4.3 billion.

➢  Depositary (Escrow Account – Trustee):

•	27,349 contracts, with a financial volume of R$18.2 billion.

4.B.30.01-02.10 International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking.

In October 2020, we concluded the acquisition of BAC Florida Bank and its subsidiaries to offer a complete platform of banking and investments products and services also in the United States.

The table below shows our units abroad, which as of December 31, 2021, we had 3 Branches, 12 Subsidiaries and 2 Representative Offices.

Branches
New York	Banco Bradesco
Grand Cayman	Banco Bradesco
London	Banco Bradesco Europa
Subsidiaries
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
London	Bradesco Securities, Inc.
Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
Bradesco BAC Florida Investments
Bradesco Global Advisors
Representative Office
Hong Kong	Banco Bradesco
Guatemala	Bradesco Representaciones Administrativas Internacionales, S.A

Our International and Exchange Area in Brazil coordinates our international transactions, by a team of experts in foreign exchange, providing technical and business support to clients and Retail and Corporate businesses.

92 – Form 20-F 2021 | Bradesco

➢  Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$38.7 billion, as of December 31, 2021, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$357 million during 2021 and funding transactions amounted to US$3.6 billion, as an additional source of funding.

The following is a brief description of our subsidiaries abroad:

•	Bradesco Europa – Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking business.
•	Bradesco Argentina – It was set up with the purpose of granting assistance, largely to multinational companies acting in bilateral trades.
•	Cidade Capital Markets – In February 2002, we acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade.
•	Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:
o	Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds for us, placement of IPOs for Brazilian companies; distribution of research reports and corporate access services;
o	Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and
o	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.
•	Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.
•	Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.
•	Bradescard Mexico – The business unit of a credit card issuer.
•	Bradesco BAC Florida Bank – Commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional clients.
•	Bradesco BAC Florida Investments – Broker dealer that offers a complete and open platform of investments for Private, high-income, corporate and institutional clients.
•	Bradesco Global Advisors – Investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income clients.
93 – Form 20-F 2021 | Bradesco

➢	Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2021		2020		2019
	R$ In thousands	%	R$ In thousands	%	R$ In thousands	%
In Brazil	160,785,747	97.9%	139,659,074	96.5%	144,446,167	96.5%
Overseas	3,470,606	2.1%	5,020,751	3.5%	5,309,214	3.5%
Total	164,256,353	100.0%	144,679,825	100.0%	149,755,381	100.0%

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

Bradesco BAC Florida Bank is positioned to meet the demands of Brazilian and Latin American clients located in the United States and who wish to diversify their assets in the global market by offering investment, banking and financing solutions.

➢  Import and export financing

See information in “Financing and Onlending Operations – Import and Export Financing”, item “4.B.30.01-02.02 Loans and advances to clients”.

➢  Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients (Law No. 4,131/62);
•	working capital abroad;
•	WEB exchange contracts;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	domestic currency account for foreign domiciled clients;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	prepaid cards with foreign currency (individuals and legal entities);
•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

94 – Form 20-F 2021 | Bradesco

4.B.30.01-02.11 Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a “consortium”. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia groups that are formed for the purchase of real estate, vehicles, motorcycles, trucks, machinery, and equipment have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2021, registered total sales of 1,516,876 outstanding quotas; net income of R$1.6 billion; and fee and commission income from consortiums of R$2.2 billion and accrued revenue of R$94.9 billion.

4.B.30.02 Insurance, pension plans and capitalization bonds activities

We offer insurance products, pension plans and capitalization bonds through several legal entities, which we refer to collectively as “Grupo Bradesco Seguros”, the leader in the Brazilian insurance market.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated:

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2021	2020	2019

Financial income from insurance, pension plans and capitalization bonds	12,190,044	12,177,990	14,941,642
Fee and commission income and income from banking fees	1,779,999	1,875,701	2,028,371
Personnel expenses	(2,040,452)	(1,903,919)	(2,030,224)
Other administrative expenses	(1,494,814)	(1,524,278)	(1,495,894)
Tax expenses	(983,979)	(1,038,918)	(1,110,470)
Share of profit (loss) of unconsolidated and jointly controlled companies	98,692	98,937	276,165
Other operating income / expenses	(721,996)	(1,033,754)	(734,635)
Operating profit/(loss)	8,827,494	8,651,759	11,874,955
Non-operating income/(expense)	36,765	(197,204)	26,800
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(3,520,279)	(3,425,110)	(4,490,945)
Net income	5,343,980	5,029,445	7,410,810
Total assets	342,175,848	338,923,828	325,767,085
Technical provisions for insurance, pension plans and capitalization bonds	292,860,356	284,606,330	274,764,876

4.B.30.02-01 Insurance products and services, pension plans and capitalization bonds

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

4.B.30.02-01.01 Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2021, there were 31.6 million life insurance policyholders.

4.B.30.02-01.02 Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large enterprises wishing to provide benefits for their employees.

On December 31, 2021, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had approximately 3.8 million beneficiaries covered by company plans and individual/family plans. Around 169 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 46 of the 100 largest companies in the country.

95 – Form 20-F 2021 | Bradesco

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2021, it included 11,296 laboratories, 18,123 specialized clinics, 15,386 physicians and 2,116 hospitals located throughout the country.

4.B.30.02-01.03 Automobiles and property/casualty insurance

We provide automobile and property/casualty insurance through our subsidiary Bradesco Auto/RE.

Automobile insurance may cover losses arising from damage caused to the insured vehicle in cases of collision, larceny, theft and fire, in addition to injury to passengers and third parties. For automobile insurance directed at individuals and legal entities, we highlight the “Seguro Auto Light Rede Referenciada”, which is the company's first insurance, according to Susep’s new flexibility rules, released in September 2021. Launched in December 2021, the product aims to be more flexible, promoting the expansion of access to the population, without neglecting the protection, at a more affordable cost. In addition, we highlight “Bradesco Seguro Auto Correntista”, which is a product that offers discounts, benefits and exclusive coverage to our account holders.

Retail property/casualty insurance is intended for Individuals, particularly those with residential and/or equipment-related risks and small and medium-sized enterprises whose assets are covered by multi-risk business insurance. Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable product. For companies, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our clients’ and business needs, according to their industry sector, and “Bradesco Seguro Condomínio” customized according to the reality of each undertaking.

As of December 31, 2021, Bradesco Auto/RE had 1.6 million insured automobiles and 1.3 million property/casualty policies, making it one of Brazil’s main insurance companies.

4.B.30.02-01.04 Supplementary pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio. The participants of these funds are taxed upon the redemption of quotas, and/or receipt of benefits.

As of December 31, 2021, Bradesco Vida e Previdência accounted for 20.7% of the supplementary pension plans in terms of contributions, according to SUSEP. On December 31, 2021, Bradesco Vida e Previdência accounted for 22.9% of all supplementary pension plan assets under management: 21.2% of VGBL, 22.0% of PGBL and 44.0% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. Open private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. Closed supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

As of December 31, 2021, we managed open supplementary pension plans covering 3.0 million participants, with a total balance of R$247.4 billion in collateral assets.

96 – Form 20-F 2021 | Bradesco

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant’s taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption and/or when benefits are paid out, taxes will be levied on the income accrued, pursuant to current legislation.

These plans can be contracted either individually as well as in business plans. Individual plans represent 55.3% and business plans 44.7% of the total number of participants. The business plans account for 16.3% and Individual for 83.7% of the technical provisions.

The plans being commercialized allow contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate clients that are in most cases negotiated and adapted to the specific needs of this type of client.

Bradesco Vida e Previdência earns revenues primarily from:

•	supplementary pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

4.B.30.02-01.05 Capitalization bonds

Bradesco Capitalização is the market share leader among the capitalization bond companies sector, according to SUSEP and offers its clients capitalization bonds with the option of a lump-sum or monthly payment. Plans vary in value (from R$10 to R$50,000), according to the profile of each client, with cash prizes of up to R$1.4million (net premiums). As of December 31, 2021, we had 2.7 million clients and 21.0 million capitalization bonds, of which 7.4 million were “traditional” capitalization bonds and 13.6 million incentive bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its clients to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value.

In line with the principles of sustainability and the search for the dematerialization of services, we have developed the sale of capitalization securities through the corporate cell phone of the commercial managers of the branch network, with digital acceptance on the Bradesco Celular App, Net Empresa App, Internet Banking and on Net Empresa by our Individual and Corporate clients, considering their convenience and security. These improvements are aligned with mobility, contribute to the quality of services and client satisfaction, as well as the savings in physical and financial resources. Following these principles, in the first half of 2021, we offered our individual clients the redemption of the securities through the Bradesco Celular App. With this last delivery, we are in line with the digitalization of the acquisition and redemption processes, which can be performed 100% digitally.

In 2021, we launched the monthly payment product of R$10.00 in digital channels (Bradesco Celular App and Internet Banking), serving all client profiles, helping them with the habit of saving money and participating in sweepstakes, contributing towards financial education.

97 – Form 20-F 2021 | Bradesco

4.B.40 Distribution channels

4.B.40.01 Banking

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels - Units	2021	2020	2019
Service Stations	81,900	79,892	80,279
- Branches	2,947	3,395	4,478
- PAs - Service Points	152,517	3,915	4,054
- PAEs - ATMs located on a company´s premises	764	822	874
- Business Units	988	715	57
- Banco24Horas Network	16,174	15,250	14,763
- Bradesco Expresso (Banking Correspondents)	39,100	39,100	39,100
- Bradesco Financiamentos	18,085	16,620	16,938
- Losango Customer Service Points	57	58	58
- Branches, Subsidiaries and Representation Office, Abroad	16	17	14
ATMs	50,807	54,522	57,720
- Bradesco Network	26,526	30,694	33,900
- Banco24horas Network	-	23,828	23,820

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

The following table shows the distribution of sales of these products through our branches and outside our branches:

For the year ended December 31,	% of total sales, per product
	2021	2020	2019
Insurance products
Sales through the branches	39.7%	39.8%	38.1%
Sales outside the branches	60.3%	60.2%	61.9%
Pension plans products
Sales through the branches	87.1%	75.0%	86.0%
Sales outside the branches	12.9%	25.0%	14.0%
Capitalization bonds
Sales through the branches	77.6%	84.8%	86.4%
Sales outside the branches	22.4%	15.2%	13.6%

98 – Form 20-F 2021 | Bradesco

4.B.40.03 Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services offered by employees of the establishments themselves, while decisions regarding granting of credit or opening of accounts are made by us.

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

As of December 31, 2021, the Bradesco Expresso network totaled 39,100 service points, with an average of 33.5 million monthly transactions or 1.5 million transactions per business day.

4.B.40.04 Digital Channels

We offer various products and services anywhere and at any time through our digital channels Mobile App, Internet Banking, ATM, and Fone Fácil (Contact Center), aiming at the convenience, practicality and security for clients. In 2021, digital channels represented 98% of the transactions performed at Bradesco, highlighting the Mobile and Internet Banking channels, which represented 91% of this total.

Below is a brief description of our digital channels:

➢	Mobile App – at the end of December 2021, we have 21.7 million active natural person clients (accounts who carried out transactions in the last three months) Comparing against December 2019, this number total an increase of 6.0 million clients in the channel. We believe in the consolidation and continuous growth of this channel in the coming years.

Currently, we have a broad and diversified set of solutions. Available for iOS and Android systems, clients can make from payments and transfers to purchase loans, consortia, carry out foreign exchange operations, access non-financial benefits, among other services. They also take advantage of integration with the Ágora App, a complete investment platform. With the Ágora App, clients receive tips, market news and expert reviews through the “single sign on”.

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, PIX, DOC/TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The convenience of the App on the cell phone encompasses the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce.

Importantly, the entry of new accounts by mobile individual and companies. In 2021, the number of digitally opened accounts was five times higher than in 2019. In addition, there has been a 70% increase in the opening of MEI accounts compared to 2020 and the expectation is to grow even more in 2022.

99 – Form 20-F 2021 | Bradesco

➢	BIA – the proximity to the client is increasingly relevant, as well as the customization of the service. Thinking about continuing the client experience, we invest in research and technologies that also include pioneering solutions. This is the case of BIA, Bradesco’s artificial intelligence launched in 2016. Initially established for branch employees throughout Brazil, BIA matured until it began to interact with clients through the Bradesco App and through other channels.

In December 2021, it surpasses the mark of 1.2 billion interactions and presents itself as one of the main channels of relationship with our clients and non-clients. Present on WhatsApp, Google Assistant, Amazon Alexa and the Apple Messaging app, BIA ensures mobility and helps clients digitally wherever they are. In addition, on the Bradesco App, clients can also make transfers between Bradesco accounts by voice or text and clarify doubts about the bank’s products and services.

In January 2021, the income statement of the account was made available for consultation. The service was so well accepted and totaled more than 8 million requests, making this channel reach the record of 14.5 million interactions in April, which represents an increase of 10.8 million compared to 2020. To strengthen even more the digital service, we added the outstanding and paid invoice balance consultation on BIA. In addition, since April 2021, BIA was made available on our website when accessed by the cell phone, and has already reached more than 5.0 million interactions. It is also being trained to guide clients to the information they seek on the web, and soon they will be able to check the account statements and recent entries on the credit card.

Inspired by the movement “Hey, update my voice”, of UNESCO, we changed the answers of BIA so that she can react fairly and firmly against harassment. We will continue to make investments focused on the evolution of BIA, expanding her skills with resources that help clients organize their financial flow and improve her communication capacity to provide an increasingly intuitive and intelligent experience.

➢	Internet – We were the first financial institution in Brazil to have an e-mail address on the Internet, beginning in 1996. We provide individuals clients access to financial services on Bradesco Internet Banking, a solution that has transformed the relationship between clients and the financial market, and that continues to be an important source of information and transactions.

With the 25th anniversary on March 31, 2021, Bradesco Internet Banking continues to evolve. With its own domain (banco.bradesco), the Organization is one of the few Brazilian companies to have a top-level domain or generic top-level domains (gTLDs) – an initiative of the ICANN (Internet Corporation for Assigned Names and Numbers), the body responsible for internet protocols, which regulates the addresses on the worldwide web.

This communication platform is divided into 2 main pillars:

•	Institutional website of Bradesco (banco.bradesco): with simplified content and plain language, offers to indivudal clients access to information and clarifications on various financial products and services, with the support of tutorials in videos that facilitate the understanding, in addition to the features that help in the client’s day-to-day activities, like issuing the copy of the bank payment slip. Also available on the homepage of the portal, the online purchase of products of the Organization and of partners, such as cards, consortium, Losango, Cielo, among others, also serving clients who do not have a checking account.
•	Bradesco Internet Banking for financial services: access by using a password and Token for account holders and by CPF and password for non-account holders. With more than 600 services and products available, individual clients can check statements, and make payments, transfers, PIX, investments and much more.

The new visual concept of the channel is more modern and technological, presenting facilities, such as customizing the distribution of services on the homepage according to each client’s preference. In addition, it has relevant information of the investment portfolio, with the possibility of customized tips and viewing of credit card limits and real-time purchases, and gives the client even more autonomy using the transaction limit manager.

100 – Form 20-F 2021 | Bradesco

On Bradesco Net Empresa, the Corporate Bradesco Client can make queries, transfers, PIX, investments, file submission, among other transactions, all in a simple and secure manner.

We also emphasise that the MEI Digital Platform delivers to the individual micro-entrepreneurs, financial and non-financial services by means of partners that meet their main needs.

➢	ATM – With more than 9 million clients who make queries and transactions exclusively through the network of self-service machines, we are present in the five regions of Brazil, enabling autonomy with security in a portfolio of products focused on intuitive navigation with synergy and with digital convergence.

Maintaining high availability and capillarity, currently there are over 50 thousand active machines, distributed among Bradesco’s Own Network (26,526) and Shared Network – Banco24Horas (24,281); with more than 80% of the screens with touchscreen enabling features that facilitate the day-to-day operations of the client, like the withdrawal with the possibility of choosing the banknotes, the quick withdrawal and sending the proof of receipt by e-mail.

We also have disruptive services, such as the 152 dollar and euro purchase machines – foreign exchange of 2 currencies in a single machine – which had representative participation in the Organization’s foreign exchange operations. In 2021, we also deployed the Virtual Safe, in which the client has autonomy in purchasing foreign currency by the Bradesco App and withdrawing from the ATMs.

Strengthening our pioneer DNA, 8,191 machines operate with the recycling of banknotes, which enables the cash deposit with immediate credit in the account of the beneficiary, not requiring the use of the envelope. Continuing with the reduction of cost with consumables, since December 2020, approximately 800 recycling companies also received the operation of deposit in check without the envelope; with clearance according to the deadline established by the Central Bank of Brazil.

The self-service machines have advanced security technology and are 100% equipped with Biometrics. The security in the palm of your hand adds, in addition to convenience in the “proof of life” for INSS clients, expedition to make the most diverse transactions without a card, such as the activation of the token on the cell phone and the access of proxies of individual account holders, who can operate without the presence of an employee.

➢	Telephone services – Fone Fácil (Contact Center) – We allow clients to bank by telephone, which can be accessed by choosing an electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service directly.

Through this channel, we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, loan contracting, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pension plans, capitalization and internet banking, among others.

➢	Social Networks – Our social networks department operates in a pioneering and innovative way in the main channels and has become a market benchmark focusing on relationships, content co-creation, negotiations and monitoring of our brand. We have our own team of social media specialists working shifts to cater for demand from clients and non-clients on a 24/7 basis.
101 – Form 20-F 2021 | Bradesco

The tables below show the number of transactions carried out through digital channels, the loans authorized through these channels and the number of digital clients:

As of and for the year ended December 31,	In millions of transactions		% change
	2021	2020
Mobile Individuals and Companies - with WhatsApp (1)	17,450	14,472	20.6%
Internet Individuals and Companies - with WebTA (2)	5,096	5,347	(4.7)%
ATMs	1,483	1,719	(13.7)%
Direct Debit (3)	167	174	(3.7)%
Telephone Banking (Fone Fácil)	78	106	(26.4)%
Total	24,274	21,818	11.3%
(1) Including in 2021 and 2020 transactions made through WhatsApp.
(2) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.
(3) Included in 2021 and 2020 payments made through Direct Debit, as they are made digitally.

In 2021, 29.3% of the total loans authorized by us were made available via digital channels, accessed autonomously by client. The increase of 12 percentage points in the participation of the mobile channel for individuals stands out, with the total loans authorized for individuals originated via digital channles in 2020 of 32% increasing to 44% in 2021. Regarding the volume of loans authorized through digital channels, the growth was 59% for individuals and 12% for companies between 2020 and 2021.

As of and for the year ended December 31,	2021	2020	2019
Loans authorized in the Digital Channels - In R$ billions
Individuals	52.2	32.9	25.5
Companies	36.0	32.2	30.1
Total	88.2	65.1	55.6
Digital clients - In millions
Individuals	22.3	19.8	17.2
Companies	1.5	1.4	1.3
Total	23.8	21.2	18.5

4.B.40.05 next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone’s life, provide financial education and be a partner in fulfilling the clients’ needs and dreams.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, clients have at their disposal options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy account, in partnership with Disney), cell phone top up, promotions in partnership with more than 270 brands on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital portfolios. In November, next launched the nextShop, its own marketplace, which has as differentials instantaneous cashback of up to 10% and usability of 100% on the app.

The performance of next is based on the client-centricity. This premise is followed with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. The Client Experience (UX) and client service are also key areas, focused on providing the best journey and in actively listening to client demands. By prioritizing the client, next traces its goals, aiming at a sustainable growth, the quality of the services and actual indices of satisfaction and engagement in the use of the app.

In September 2020, next became one of our related company, which gives it greater autonomy for the implementation of the models that a fintech needs, in addition to performing important and strategic movements seeking exponential and sustainable growth, as well as focusing on prioritizing client relationship.

102 – Form 20-F 2021 | Bradesco

At the beginning of 2021, Renato Ejnisman became the first CEO of the digital bank. An appointment that signals the intention to accelerate client and revenue growth, broaden the diversity of next’s quality offerings, and thereby provide a better service to our clients.

It closed the year with 10 million clients, a 170% growth in the annual comparison.

4.B.40.06 Bitz

Officially launched to the market on September 14, 2020, Bitz is a free digital wallet that offers a payment account in which the balance yields 100% of the CDI. The App helps people who want a low-cost solution to pay and receive in a fully digital form and directly on their cell phone. Bitz has features, such as: payment and receipt directly from the cell phone, PIX, payment of bills, bank payment slips and top ups for cell phone, a free debit card to pay at any payment machine and a virtual card to make purchases on the internet and in the food, delivery, series, movies and music Apps that depend on a card number to operate. Bitz also offers sporadic cashback and a bonus that encourage the recurrent use, leveraging its growth in the wave of digitalization of financial services. Accordingly, Bitz becomes a new port of entry for our ecosystem products. In addition, Bitz is an alternative for those who before had no way of having a bank address via a payment account.

At the end of 2021, Bitz surpassed the mark of 6.2 million downloads, reaching more than 4.2 million accounts opened, 50% of them of active clients (clients who carried out transactions in the last three months) and 14% of our account holders.

4.B.50 Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality happens at the end of the year, when the 13th salary and profit-sharing distributions are usually paid.

103 – Form 20-F 2021 | Bradesco

4.B.60 Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive.

The following table presents the market share of our main products and services in the periods indicated:

Market Share - In %	2021	2020	2019
Source: Bacen
Banks
Demand Deposits	N/A	10.8	12.2
Savings Deposits	N/A	13.0	13.3
Time Deposits	N/A	16.0	14.0
Loans	12.3	12.1	12.2
Loans - Private Institutions	21.5	22.0	23.1
Loans - Vehicles Individuals (CDC + Leasing)	13.6	13.3	14.2
Payroll-Deductible Loans	16.4	15.9	16.4
- INSS	20.9	19.9	21.2
- Private sector	14.4	14.8	16.5
- Public sector	13.6	13.3	13.4
Housing loans	9.8	8.5	8.1
Consortia
Real estate	19.0	21.2	26.7
Auto	29.7	31.2	33.3
Trucks, Tractors and Agricultural Implements	18.3	18.6	20.1
International Area
Export Market	14.8	15.5	24.0
Import Market	10.0	14.6	23.9
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.3	22.4	24.0
Technical provisions for insurance, pension plans and capitalization bonds	22.7	23.3	24.2
Pension Plan Investment Portfolios (including VGBL)	22.9	24.2	25.0
Source: Anbima
Investment Funds and Managed Portfolios	16.7	17.8	18.6
Source: Social Security National Institute (INSS)/Dataprev
Benef it Payment to Retirees and Pensioners	31.4	32.1	32.1
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	22.0	21.9	21.7

N/A – Not available.

As of September 30, 2021, state-owned financial institutions held 36.8% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 46.9% share and foreign-controlled financial institutions, with a 16.3% share.

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

We highlight below some rules that may impact competitiveness, due to some regulatory requirements:

Through Circular No. 3,590/12, as amended, transfers of corporate control, takeovers, mergers, transfers of business, contracts with a view to cooperation in the financial sector, acquisitions of holdings greater than or equal to 5% and acquisitions that result in the purchaser having a stake increase interest equal to or higher than 5% in cases in which the investor holds 5% or more of the voting capital, directly or indirectly involving financial institutions must be submitted to the Central Bank of Brazil.

104 – Form 20-F 2021 | Bradesco

Through Resolution No. 4,122/12, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies of financial institutions and other entities authorized by the Central Bank of Brazil.

CMN Resolution No. 4,970/21, in addition to revoking Resolution No. 4,122/12 as of July 1, 2022, will determine the processes for authorizing operations, and for canceling the authorization of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. In short, it includes institutions, in the scope of application of CMN Resolution No. 4,970/21, such as (i) development banks; (ii) foreign exchange banks; (iii) development banks; (iv) investment banks; (v) multiple banks; (vi) foreign exchange brokers; (vii) securities and exchange brokers and real estate agencies; (viii) securities and exchange distribution companies; and (ix) loan companies between private individuals.

In April 2018, the CMN regulated the credit fintechs through Resolution No. 4,656/18, as amended, providing for the establishment and operation of the Direct Loan Companies (SCD) and Interpersonal Loan Companies (SEP), regulating loans and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loans and financing using their own resources, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors, and providing other services established in the Resolution.

In 2019, the CMN created new rules for the Credit Society for Microentrepreneurs and Small Business (SCMEPP), through Resolution No. 4,721/19, as amended, which provides for the constitution, authorization for operation, corporate restructuring and cancellation of authorization for operation. The SCMEPP has the role of granting funding to individuals, microenterprises and small businesses based on the viability of their projects. The SCMEPP cannot raise money from the public, nor can it issue bonds and securities to place bids and public offerings.

In these circumstances, the fintechs that are already expanding in the Brazilian markets may act in a regulated manner and independently from a financial institution already constituted, as an SCD or SEP. The process of obtaining authorization for the operation of the SCD, SEP and SCMEPP has fewer requirements than those of a multiple bank; in contrast, these entities have a more limited scope of action.

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

In June 2020, the CMN enacted Resolution No. 4,822/20, regulating the joint-guarantee society and the counter-guarantee society, provisioning on the constitution, organization and functioning of these societies, introduced by Complementary Law No. 169/19. The joint-guarantee society has as its main objective the granting of guarantees in favor of its participating members in the context of loans contracted by them, and counter-guarantee societies, in turn, is aimed at granting the counter-guarantee to joint-guarantee societies.

➢	Open Finance

Open Finance is seen as one of the ways of fostering innovation and competition. The concept, which has been developing rapidly around the world, in Brazil is shaped by the strong leadership of the Central Bank of Brazil and the participation of associations representing different segments of the financial market, such as banks, credit unions, payment institutions and fintechs.

The implementation of regulatory Open Finance was instituted by Joint Resolution No. 01/20, enacted by the Central Bank of Brazil and the National Monetary Council, as amended, with the aim to stimulate innovation, promote competition, increase the efficiency of the National Financial System and Brazilian Payment System and promote financial citizenship. For this purpose, it establishes that standards of systemic integration between participant institutions must be adopted.

105 – Form 20-F 2021 | Bradesco

Other regulatory documents were released in 2020 and 2021 to support in the process of implementing Open Finance:

•	Circular No. 4,015/20, amended by BCB Resolution No. 138/21, which provisions provide the scope of data and services;
•	Circular No. 4,032/20, amended by BCB Resolution No. 152/21, which provisions provide the initial structure responsible for the governance of the process of implementation in Brazil; and
•	Resolution BCB No. 32/20, amended by BCB Resolution No. 117/21, which provisions provide the technical requirements and operational procedures for the implementation of open banking.
•	Joint Resolution No. 04/22, amends Joint Resolution No. 01/20, of May 4, 2020, to provide for Open Finance.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in Open Finance:

a)	transmitting the data;
b)	receiving the data;
c)	holding a demand, savings deposit account or prepaid payment account;
d)	initiating the payment transaction; and
e)	having a digital correspondent contract in Brazil.

Due to our importance in the National Financial System and the characteristics of its activities, it is mandatory to implement Open Finance as a participant in securities “a”, “c” and “e”.Despite being optional, we will participate in the other securities considering business opportunities with data receiver and payment initiator.

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil and highlighted below:

•	Stage 1: The date of February 1, 2021 has been set forimplement the necessary requirements for publishing institution data on service channels and products and services related to demand and savings deposit accounts, prepaid and postpaid accounts and loan operations;
•	Stage 2: as of August 13, 2021, for the publishing of registration details and information of bank accounts (deposit, savings and payment) as well as credit card, and loans by the clients;
•	Stage 3: as of October 29, 2021, for the implementation of the requirements needed for the service sharing of the initiation of the payment transaction and forwarding of the proposed loan; and
•	Stage 4: as of December 15, 2021, for the implementation of the requirements needed for the data sharing on products and services and transaction data, as foreign exchange transactions, investments, insurance and private pension plan, in addition to transactional information related to these products and services by clients.

Our Open Finance Squad has more than 400 highly qualified professionals at Bradesco, focused on developing the best solutions regarding Open Finance, inserted in multi-functional groups, our Bradesco Squads work with an agile mindset and exercise an end-to-end vision in creating intuitive and personalized journeys to achieve increasingly positive results. For 2022, the expectation is to face a more robust Open Finance competitive, encouraging the sharing of data from other institutions by our clients.

106 – Form 20-F 2021 | Bradesco

4.B.60.01 Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 72.5% of deposits in the Brazilian markets. (Base date: September 30, 2021).

4.B.60.02 Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

4.B.60.03 Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are the major banks. However, digital banks have increased their importance in the Brazilian markets, working with much lower margins than the traditional participants. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital ones, the services and benefits offered, in addition to better user experience for the cardholder client.

4.B.60.04 Consortia

In December 2021, according to the Central Bank of Brazil, the consortia market included 141 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Itaú in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Banco do Brasil and Randon in the trucks segment.

One of our competitive advantages is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network throughout Brazil.

4.B.60.05 Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other national and international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

4.B.60.06 Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Daycoval Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

4.B.60.07 Asset management

On December 31, 2021, the asset management industry in Brazil managed funds worth R$6.9 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$540.6 billion or 7.9% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.1 million. Our main competitors are BB DTVM and Itaú Unibanco.

4.B.60.08 Insurance

According to SUSEP, in 2021, we were market share leader of the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term client relationship.

107 – Form 20-F 2021 | Bradesco

Our principal competitors are BB Seguridade, Caixa Seguridade, SulAmérica Seguros, Porto Seguro, Itaú Seguridade and Zurich/Santander, which account for a combined total of approximately 49.6% of all premiums generated in the market, as reported by SUSEP in 2021.

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

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Kovr Capitalização and Caixa Seguridade, which together represent approximately 64.7% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2021.

4.B.70 Regulation and Supervision

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

4.B.70.01 Principal regulatory agencies

4.B.70.01-01 CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•	regulating loans and advances granted by Brazilian financial institutions;
•	regulating Brazilian currency issue;
•	supervising Brazil’s reserves of gold and foreign exchange;
•	determining savings, foreign exchange and investment policies in Brazil; and
•	regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to adopt a Risk-Based Supervision System (SBR), as a general guideline for the CVM’s activities, through Resolution No. 3,427/06, as amended. This model is also regulated by CVM Resolution No. 757/16, which established the objectives of the SBR to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity and the probability of the risks occurring; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system allows for a fast-track reviewing process for the issuance of securities.

108 – Form 20-F 2021 | Bradesco

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

The CVM has power:

109 – Form 20-F 2021 | Bradesco

•	to regulate, with due observance of the policy defined by the CMN, the matters expressly provided for in Law No. 6,385/76 and Law No. 6,404/76;
•	to encourage savings and their application in securities;
•	to supervise permanently the activities and services of the securities market, as well as the publication of information relating to the market, to people participating in it, and the securities traded in it;
•	to propose to the CMN the possible fixing of maximum limits on prices, commissions, fees and any other benefits charged by intermediaries in the market;
•	to protect the holders of securities and investors from the market against irregular issuing of securities; illegal acts of administrators and shareholders of publicly traded companies, or administrators of the securities portfolio;
•	to prevent or discourage fraud or manipulation intended to create artificial conditions of demand, offer or price of securities traded on the market; and
•	to ensure the efficient operation and regulation of stock and OTC markets and the observance of fair trade practices in the securities market.

Thus, the main objectives of the CVM are:

•	to ensure the integrity of the capital markets;
•	to boost the efficiency of the capital markets; and
•	to promote the development of the capital markets.

The main focus of the CVM in overseeing and regulating the Brazilian capital markets is:

•	to promote a culture of investment in the Brazilian capital markets;
•	to increase the participation in the capital market as a competitive source of financing;
•	to reduce the costs of observance of market participants;
•	to increase the liquidity of markets;
•	to improve the efficiency of supervision of the market; and
•	to increase the efficiency of the sanctioning action.

110 – Form 20-F 2021 | Bradesco

4.B.70.02 Banking regulations

4.B.70.02-01 Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•	may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, approval of the Central Bank of Brazil, pursuant to Decree No. 10,029/19, may be granted where it is considered to be in the national interest to do so. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, by natural persons or legal entities resident or domiciled abroad, provided that the requirements and procedures for constitution, operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions, provided for in the regulations of the Central Bank of Brazil are met;
•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of its reference equity (RE) to a single person or group;
•	may not own real estate, except for its own use; and
•	according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting loans with related parties. Exempted from the prohibition are loans with related parties that comply with all of the following conditions:
o	the loans with related parties, except for the cases provided for in the legislation or in specific regulations, may only be carried out under conditions compatible with the market, including the limits, interest rates, grace period, terms, guarantees required and criteria for risk classification for purposes of constitution of a provision for probable losses and write-off as loss, without additional benefits or differentiated as compared to operations accepted to other clients with the same profile as the respective institutions. The parameters adopted by the institution in loans of the same type for policyholders with the same profile and credit risk are considered compatible with the conditions of the market; and
o	the sum of the balances of loans contracted, directly or indirectly, between the related parties must not be greater than 10% of the value related to the shareholders’ equity adjusted by the accumulated revenues and expenses deducting the value of stake in institutions authorized to operate by the Central Bank of Brazil and in financial institutions abroad, observing the following individual caps: (i) 1% for hiring an individual; and (ii) 5% for hiring a legal entity, safeguarding the exceptions established in the Resolution.
•	The following loans operations are also exempt from the prohibition provisioned in Law No. 4,595/64, respecting the limits and conditions established in the regulations:
o	the operations with companies controlled by the Government, in the case of federal public financial institutions;
o	the loan operations that have as counterpart a financial institution of the same prudential conglomerate, as long as certain conditions established in the legislation and the law are respected;
o	the interbank deposits regulated in the form of section XXXII of the caput of Article 4 of Law No. 4,595/64;
o	the obligations assumed between related parties as a result of the responsibility imposed on clearance members and other participants of chambers or providers of clearance and settlement systems authorized by the Central Bank of Brazil or by the CVM and their counterparts in operations conducted in the scope of these chambers or service providers; and
111 – Form 20-F 2021 | Bradesco

o	the remaining cases authorized by the National Monetary Council.
•	For the purposes of CMN Resolution No. 4,693/18, the following are considered as related parties:
o	its controllers (individuals or companies), pursuant to Article 116 of Law No. 6,404/76;
o	its officers and members of statutory or contractual bodies;
o	spouses, partners and blood relatives up to the second degree of individuals specified in items I and II;
o	individuals with qualified equity interest; and
o	legal entities:

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

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to the consolidation of their financial statements.

4.B.70.02-02 Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, as amended by BCB Resolution No. 131/21, regulates the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium. We can highlight, among other things: (i) the caps of the fines provisioned by the Central Bank of Brazil and CVM has maximum levels established, respectively, at R$2 billion (or 0.5% of revenues from services and financial products calculated in the year preceding the violation, whichever is higher) and R$50.0 million; (ii) forecast for the imposition of coercive or precautionary measures, with the possibility of applying a punitive fine capped at R$100 thousand per day (or 1/1000 of the revenue from financial services and products of the receiving institution, whichever is higher), limited to a maximum period of 60 days; (iii) the legal provision was re-established for purposes of typification of the violation involving prohibited operations, added to two pieces of news henceforth: (a) list, in an unprecedented manner, exceptions, or caveats regarding their characterization; and (b) restrict the range of crimes White Collar Law, to prohibit operations where the parties are under common control; (iv) prediction of the possibility for the proposition and conclusion of the Term of Commitment for those administrative violations related to the prevention of money laundering in the context of the Central Bank of Brazil; (v) the non-necessity of confession of guilt for the conclusion of the Term of Commitment was re-established, both in the context of the Central Bank of Brazil and CVM; (vi) adaptation was made to the original forecast of expiry of leniency to the possibility of concluding the “Agreement in the Process of Administrative Supervision”, without, however, making provision for any exemption from prosecution; (vii) have changed the caps on fines to be applied to any infractions on FX operations; and (viii) the types of criminal conduct involving the practice of insider trading and market manipulation were also changed.

112 – Form 20-F 2021 | Bradesco

4.B.70.02-03 Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,958/21 and No. 4,955/21. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. For further information on Basel III, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

In accordance with Basel III recommendations, Circular No. 3,748/15, as amended, and Resolution No. 4,615/17, as amended, provide for the minimum requirement for the Leverage Ratio (LR) as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated through the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

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

On March 22, 2022, BCB Resolution No. 207 was edited, regulating the preparation and remittance, by financial institutions and other institutions authorized to operate by the Central Bank of Brazil classified in Segment 1 (S1), in Segment 2 (S2) , in Segment 3 (S3) or in Segment 4 (S4), of information related to (i) the indicator of Short Term Liquidity (LCR); and (ii) exposure to liquidity risk, which must be kept at the disposal of the Central Bank of Brazil, for a minimum period of five years, together with the documentation of the methodology for its calculation and the respective original data.

Said information must be carried out as of (i) May 1, 2022 for multiple-service banks, commercial banks, investment banks, exchange banks and savings banks, whether or not belonging to conglomerates, classified in segments S1, S2, S3 or S4; (ii) January 1, 2023 for financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whether or not they belong to conglomerates, classified in the S2 segment and which do not fit into item (i); and (iii) July 1, 2023 for financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whether or not belonging to conglomerates, classified in segments S3 or S4 and which do not fit into item (i) and for credit unions belonging to the S5.

According to CMN Resolution No. 4,950/21, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

113 – Form 20-F 2021 | Bradesco

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of the regulation in force.

Since January 2015, financial institutions based in Brazil are required to calculate their capital requirements on a consolidated basis with institutions that are part of their prudential conglomerate.

According to CMN Resolution No. 4,950/21, the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions not authorized to operate by the Central Bank of Brazil; (iv) organizations that acquire loans, including real estate and credit rights; (v) investment funds; and (vi) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In accordance with CMN Resolution No. 4,950/21, subsidiaries, directly or indirectly, controlled by the institutions mentioned in the caput, formed specifically to execute innovative projects within the scope of the Controlled Testing Environment for Financial and Payment Innovations (the Regulatory Sandboxes) are not part of the prudential conglomerate.

The guidelines for the operation of the Regulatory Sandbox and the conditions for the supply of products and services in the context of this environment are laid down in CMN Resolution No. 4,865/20, BCB Resolution No. 29/20, BCB Resolution No. 40/20, which will be revoked as of April 1, 2022, by BCB Resolution No. 195/22 and BCB Resolution No. 77/21, instituting the Strategic Management Committee of the Regulatory Sandbox (CESB), with the duty of working on processes regarding the Controlled Environment of Tests for Financial Innovations and for Payment (Regulatory Sandbox), as well as its Regulation.

In this sense, BCB Resolution No. 168/21 provides for accounting criteria applicable to financial institutions, such as the preparation and forwarding to the Central Bank of Brazil of consolidated accounting documents (including financial statements, criteria, accounting policies and procedures and calculation techniques), which should be submitted up to 60 days from the base date, for statements related to periods ending on June 30 and up to 90 days from the base date for statements related to periods ending on December 31.

It is worth noting that CMN Resolution No. 4,958/21 regulated the minimum requirements of Reference Equity (RE), Tier I and Common Equity and on the Additional of Common Equity (ACP) and maintained the percentages of application of the RWA for calculating the value of the Additional Conservation of Common Equity (ACP Conservation) in the following way: (i) 2.00% during the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022.

4.B.70.02-04 Risk Weighting

Pursuant to Circular No. 3,644/13, as amended, the Central Bank of Brazil consolidated the risk-weighted assets (RWA) applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). According to such a rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion RWA related to the exposure to credit risk subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16, as amended, a new criterion for application of the 85% Risk-weight factor (FPR), established by Circular No. 3,921/18, and a new criterion for application of the 100% FPR, established by BCB Resolution No. 12/20.

In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. Recently, on March 11, 2022, BCB Resolution No. 202/22 was edited, which now establishes the calculation of the portion of risk-weighted assets (RWA) related to the calculation of capital required for risks associated with payment services (RWAsp) established in BCB Resolutions no. 200/22 and 201/22.

114 – Form 20-F 2021 | Bradesco

The total consolidated exposure of a financial institution in foreign currencies, gold, and transactions subject to exchange variation limited up to 30.0% of its Reference Equity (RE), pursuant to CMN Resolution No. 4,956/21, this limit may be altered by the Central Bank of Brazil, observing the minimum value of 15% and the maximum value of 75% of the Reference Equity (RE). It should be noted that compliance with the above limit must take place in a consolidated manner for institutions that are members of the same prudential conglomerate.

Financial institutions authorized to operate by the Central Bank of Brazil shall inform (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) RWAMint portion of the RWA amount; and (iii) the RWAMpad portion of the RWA amount and its components, daily, being available to BACEN for a period of 5 years, as established in BCB Resolution No. 100/21 which entered into force on July 1, 2021.

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

According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank of Brazil:

•	Time deposits: we are obliged to deposit 20.0% of the arithmetic mean of the Value Subject to Collection (VSR) established on the working days of the calculation period, deducted from R$30 million, in accordance with BCB Resolution No. 145/21.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs and agribusiness notes (LCA) and real estate notes (LCI) at pre-fixed rates and floating rates vary from time to time, depending on the market’s interest rate expectations. Recently, on March 24, 2022, CMN Resolution No. 5,005/22 was issued, which governs the conditions for capturing time deposits, with or without the issuance of a certificate, from individuals and companies.

•	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the Value Subject to Collection (VSR), on each working day, determined in the calculation period, deducting R$500.0 million, pursuant to the provisions of Circular No. 3,917/18, as amended. The verification of compliance with these requirements is made on the basis of established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.
•	Savings deposits: each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to Circular No. 3,975/20, as amended. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same circular.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.
Additionally, present Central Bank of Brazil regulations require that we:

115 – Form 20-F 2021 | Bradesco

•	allocate a minimum of 25.0% of demand deposits to providing rural loans;
•	we maintain investments in targeted productive microcredit program operations, of at least 2.0% of demand deposits held by us; and
•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

4.B.70.02-06 Asset composition requirements

According to Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

Under the terms of CMN Resolution No. 4,589/17, as amended and which will be replaced by CMN Resolution No. 4,995/22, as of May 2, 2022, the amount of loans with bodies and entities of the public sector is limited to 45% of the Reference Equity, according to the regulations in force. In 2021, CMN Resolution No. 4,972/21 which will also be replaced by CMN Resolution No. 4,995/22, as of May 2, 2022, changed the annual limits for purchasing loans for the bodies and entities of the public sector.

4.B.70.02-07 Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity (RE). Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s RE. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank of Brazil.

In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate.

Circular No. 3,990/20 of the Central Bank of Brazil, which was about the criteria and conditions for the practice of repo operations in foreign currencies by the Central Bank of Brazil, through the sale of sovereign bonds (Global Bonds) by a financial institution, with the seller simultaneously committing to repurchase securities with the same characteristics at a future date, was revoked by BCB Resolution No. 76/21, which started to regulate the instruments of operation of the Central Bank of Brazil in the Brazilian foreign exchange market for the purposes of implementing the exchange rate policy, establishing that the terms of the repo operations for the purchase of foreign currency with a commitment to resell and sell foreign currency with a commitment to repurchase, correspond to the period comprised between the date of liquidation of the purchase or sale operation, inclusive, and the respective date of liquidation of the resale or repurchase commitment, exclusive.

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

116 – Form 20-F 2021 | Bradesco

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

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank of Brazil. In 2019, the Central Bank of Brazil presented a draft bill to modernize the legislation for operations with foreign currencies in the country. The New Foreign Exchange Law, proposes, among other measures, the reduction of bureaucracies for contracting foreign exchange and the possibility of individuals and companies holding accounts in foreign currencies. The New Foreign Exchange Law aims to consolidate the foreign exchange legislation and simplify operations is still being considered in the Brazilian House of Representatives. The Central Bank of Brazil foresees that the New Foreign Exchange Law will enable efficiency gains in accessing the market, the elimination of asymmetries of treatment and definition of proportionate requirements.

On June 24, 2021, the Central Bank of Brazil issued CMN Resolution No. 4,924/21, through which the foreign currency transaction was determined, considering for the purposes of this resolution the transaction denominated or requiring settlement in a currency other than the national currency. Subsequently, on September 9, 2021, the Central Bank of Brazil issued CMN Resolution No. 4,942/21, through which the foreign exchange and international capital regulations applicable to means of payments and international transfers were improved.

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

In November 2010, to facilitate the management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

117 – Form 20-F 2021 | Bradesco

4.B.70.02-11 Treatment of loans and advances

For statutory reporting purposes, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•	the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
•	the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept

AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Our Classification

E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loans according to the Central Bank of Brazil’s criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses. For more information, see “Item 4.B.100.06 Expected credit losses on loans and advances ”.

This risk evaluation must be reviewed at least every six months for loans extended to a single client or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s Capital (PRN1), and once every twelve months for all loans, with certain exceptions.

118 – Form 20-F 2021 | Bradesco

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

Classification of Loan	Minimum Provision %

AA	-
A	0.5
B	1
C	3
D	10
E	30
F	50
G	70
H (1)	100

(1) Financial institutions must write off any loan six months after its initial classification as an H loan.

Loans and advances of up to R$10,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank of Brazil.

Financial institutions must make their lending and loan classification policies available to the Central Bank of Brazil and their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank of Brazil, together with their financial statements. This information must include:

•	a breakdown of the business activities and nature of borrowers;
•	maturities of their loans; and
•	amounts of rescheduled, written-off and recovered loans.

The Central Bank of Brazil requires authorized financial institutions to compile and submit information on the portfolio of loans and advances.

119 – Form 20-F 2021 | Bradesco

4.B.70.02-12 Exclusivity in loans and advances to clients

In January 2011, the Central Bank of Brazil’s Circular No. 3,522/11 prohibited financial institutions that provide services and loans from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their clients to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

4.B.70.02-13 Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, the Central Bank of Brazil started regulating the financing of the debit balance of the credit card bill and other postpaid instruments, not settled in full at maturity.

As a result, credit card administrators were no longer allowed to finance clients’ outstanding balances through revolving credit for more than a month. Therefore, after the maturity of the following month’s invoice, if there is still a debit balance related to the amount subject to revolving credit, it may be financed through a credit line in installments, to be offered by the financial institution, under more advantageous conditions or full payment by the client.

CMN Resolution nº 4,882/20, which provides for the collection of charges as a result of late payment or settlement of obligations relating to loan operations, financial leasing and credit card bills and other post-payment instruments paid. Thus, in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively: (i) remunerative interest, paid per day of delay on the overdue installment or on the outstanding debt balance, as the case may be (depending on the situation); (ii) fine; and (iii) late payment interest. It’s prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to loan operations, financial leasing and credit card bills and other postpaid payment instruments, without prejudice charges arising from the debtor provided for in the Brazilian Civil Code.

4.B.70.02-14 Overdraft

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of installment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

In November 2019, the CMN published Resolution No. 4,765/19, as amended, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution sets forth that the interest rates charged on the amount used are limited to 8% per month. To complement that Resolution, the Central Bank of Brazil’s Circular No. 3,981/20 was published in February 2020 to provide adequate conditions for clients of financial institutions to monitor the use of the overdraft and for evaluation of the impact of interest charges and fees incurred by financial institutions. Accordingly, financial institutions are obliged to highlight in the account statement for deposit accounts, information regarding the overdraft, including the threshold, the debit balance of the overdraft, the values of the overdraft used daily, the value and the form of calculating the compensatory interest rate and the value of accrued interest.

120 – Form 20-F 2021 | Bradesco

4.B.70.02-15 Brazilian Payments System (Sistema de Pagamentos Brasileiro, or SPB)

The SPB was regulated and restructured under Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

SPB comprises the entities, systems and procedures related to the processing and settlement of transactions of transfers of funds, operations with foreign currency or with financial assets and securities. The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components of the system, set aside a portion of their assets as an additional guarantee for settlement of operations.

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

On September 30, 2021, the Central Bank of Brazil issued CMN Resolution No. 4,952/21, through which it began to define the activities of the clearing and payment (settlement) chambers and service providers under the Brazilian Payments System, in order for the SPB to be structured in accordance with principles that ensure the safety, efficiency, integrity and reliability of the clearing and payment (settlement) chambers and service providers that operate in it.

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

Payments are processed in real time. Since March 2013, amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

121 – Form 20-F 2021 | Bradesco

The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are institutions of payments and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500.0 million in total value of transactions and 25 million transactions, in the case of payment arrangements.

In relation to payment institutions in the modality of issuer of electronic money, BCB Resolution No. 24/20 of the Central Bank of Brazil, revoked in part by BCB Resolution No. 80/21 which became disciplinary in respect to the establishment and operation of payment institutions, establishing the parameters for authorization requests made by these institutions to operate and provide payment services by other institutions authorized to operate by the Central Bank of Brazil.

Furthermore, the provision concerning the requirement of authorization for operation has been maintained so that the payment institutions wishing to issue electronic money shall require prior authorization to the Central Bank of Brazil to start the provision of payment services in this modality, in which the electronic money issuer that already provides this service before March 1, 2021, and is not authorized by the Central Bank of Brazil should request authorization to operate, if they achieve certain volumes of financial transactions, as follows:

(i) Up to December 31, 2021:

o	R$500.0 million in payment transactions; or
o	R$50.0 million in resources held in a prepaid payment account;

(ii) Between January 1, 2022 and December 31, 2022:

o	R$300.0 million in payment transactions; or
o	R$30.0 million in resources held in a prepaid payment account; and

(iii) From January 1, 2023 to June 30, 2023, all who have not reached the financial transactions established in items (i) and (ii) above.

In case of payment institutions in the modality of payment transaction initiator, they shall request authorization from the Central Bank of Brazil to start providing the payment service.

On March 25, 2021, the Central Bank of Brazil issued (i) BCB Resolution No. 80/21, which regulates the constitution and operation of payment institutions, establishes the parameters for filing applications of authorization for operation on the part of these institutions and provides for the provision of services for the payment by other institutions authorized to operate by the Central Bank of Brazil; and (ii) BCB Resolution No. 81/21, which regulates the processes of authorization related to the operation of payment institutions and to the provision of services of payment by other institutions authorized to operate by the Central Bank of Brazil. Both Resolutions shall enter into force on May 3, 2021.

Among the points highlighted, BCB Resolution No. 80/21 states that payment institutions must implement political governance by ensuring compliance with the regulation, reviewed every two years by the Central Bank of Brazil, which prohibits a single member and establishes a minimum number of three administrators for payment institutions, it also prohibits the payment institution that is not a member of the SPB, ensuring the provision of an exclusive transaction initiation service by institutions regulated by the Central Bank of Brazil, requires the inclusion of a “payment institution” as a corporate name and, finally, provides that the condition of payment institution must be adequately disclosed in the communication channels and to meet the needs of clients and users.

In October 2021, BCB Resolution nº 150/21 was edited, which revoked the Circular No. 3,989/20, which provides rules about the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

122 – Form 20-F 2021 | Bradesco

In recent years, the Central Bank of Brazil has led the process of implementation of the system for instant payments in Brazil, which includes the open arrangement established by the Central Bank of Brazil, the PIX, the payment service providers participating in the arrangement (financial institutions and payment institutions), the unique platform that settles transactions carried out between different participating institutions (SPI - Instant Payments System) and the identifiers’ directory of transactional accounts that will store the information of the tokens or nicknames that are used to identify the accounts of recipient users (DICT). Both the SPI and the DICT will be developed, operated and managed by the Central Bank of Brazil. By means of Circular No. 3,985/20, replaced by Resolution BCB No. 01/20, as amended, the Central Bank of Brazil established the criteria and modalities for participation in the PIX, in the SPI and the DICT. This arrangement is established by the Central Bank of Brazil and disciplines the provision of payment services related to instant payment transactions, of which we are obliged to participate. The arrangement of instant payment is composed by the payment service provider that maintains the transaction account (account maintained by an end-user in a payment service provider and used for purposes of payment or receipt of an instant payment, which may be a checking account, a savings deposit account or a prepaid payment account, account operated by an institution on behalf of member entities of public administration, Instant Payment account of member institution in the PIX, account of indirect participant in the SPI or accounting account maintained in the Caixa Econômica Federal for transactions of correspondents to the services allowed) and governmental entity that participates solely to make or receive their own payments. As a financial institution, we are required to participate in the PIX, as a direct participant. The PIX was instituted and regulated by BCB Resolution No. 01/20, as amended, and BCB Resolution No. 79/21 enabled the implementation of features for PIX, such as the permission to associate the corporate name to the PIX token, change of details on PIX avoiding exclusion in the case of rectification and threshold amount limiting the number of transactions that can be resent or received by end users.

Circular No. 4,027/20, as amended, and which will be replaced by BCB Resolution No. 195/22, as of April 1, 2022, establishes the SPI and the Instant Payment Account (PI Account), approving their respective regulations. SPI came into operation on November 3, 2020, with the possibility of gradual availability of system features, including in relation to the hours of operation.

PIX Cobrança, the function that consists in the possibility of the recipient user managing and receiving, in a facilitated manner, collections related to immediate payments and payments with maturity, was included in the regulation by BCB Resolution No. 30/20, in accordance with the deadlines for implementation provided for by Normative Instruction No. 43/20, as amended.

The procedures necessary for accession to the PIX by institutions permitted are laid down in BCB Normative Instruction No. 203/21, as amended, which provides for (i) the registration stage; (ii) the mandatory authorization stage; (iii) the approval stage; and (iv) stage of restricted operation. In the same sense, BCB Normative Instruction No. 47/20 announced the procedures necessary for direct participation in the SPI and the opening of a PI Account (account held by a direct participant in the SPI, maintained in the Central Bank of Brazil for the purpose of transferring funds in the scope of the SPI), which are divided into (i) request for participation; (ii) tests for attesting the operational and technological capacity; and (iii) the opening of the PI Account and beginning of operations. The participants of PIX can also establish maximum limits of value for initiation of a PIX, for the purpose of purchase or transfer, by a transactional account, which must be per transaction and per period, with the possibility of differentiating the limit established for the day period and for the night period, according to the terms of BCB Normative Instruction No. 196/21.

BCB Resolution No. 177/21 approved the PIX Penalties Manual, reformulating the distribution of conduct liable to fine, as well as establishing penalties for participants who no longer adopt essential security mechanisms in the deployment of applications, Application Programming interfaces (APIs) and any other PIX-related systems that may significantly compromise the security of the arrangement or the security and privacy of its users' data.

In parallel with BCB Resolution No. 177/21, BCB Resolution No. 176/21, which amends the Regulation annexed to BCB Resolution No. 01/20, which governs the operation of the payment arrangement of the PIX, was edited, with the objective of adjusting penalty devices to make the Central Bank of Brazil's performance even more effective in the face of the irregular actions of the participants.

Finally, on March 16, 2022, Normative Instruction BCB No. 243/22 was edited, which will come into force as of April 1, 2022, revoking Normative Instruction BCB No. 47/20 mentioned above, becoming disciplinary on the procedures to be observed for direct participation in the SPI, for opening the Instant Payments Account (PI Account), under the same terms of the revoked Normative Instruction. In addition, the aforementioned Resolution began to define the maximum time limits for the validation and settlement of instant payment orders, which are dealt with in the Regulation attached to BCB Resolution No. 195/22.

123 – Form 20-F 2021 | Bradesco

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

➢	Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
•	management commits a material violation of banking laws, regulations or rulings;
•	the institution suffers a loss that subjects its unsecured creditors to severe risk; or
•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•	lawsuits pleading claims on the assets of the institution are suspended;
•	the institution’s obligations are accelerated;
•	the institution may not comply with any liquidated damage clause contained in unilateral contracts;
•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, in the following cases:

•	full payment of unsecured creditors;
•	change of the institution’s scope to an economic activity that is not part of the SFN;
•	transfer of the institution’s control;
•	conversion into an ordinary settlement; and
•	sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or
124 – Form 20-F 2021 | Bradesco

•	absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.
➢	Temporary Special Administration Regime

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

4.B.70.02-17 Credit Guarantee Fund (Fundo Garantidor de Crédito)

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Credit Guarantee Fund (FGC) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or another state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from clients.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same client against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and client deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

CMN increased the maximum amount of the guarantee provided by the FGC in some circumstances. The last maximum amount was R$250,000.00, maintained until the present date.

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. On November 27, 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as of July 2020.

Central Bank of Brazil enacted BCB Resolution No. 102/21, which revoked Circular No. 3,915/18 establishing the new obligation of providing information to the FGC by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

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

125 – Form 20-F 2021 | Bradesco

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

BCB Resolution No. 102/21 revoked the Central Bank of Brazil’s Circular No. 3,929/19, determining new parameters regarding the calculation basis and collection of contributions from institutions associated with the FGC. The obligation to send information necessary to calculate due contributions and the application of a fine in the event of delay in the collection of the contributions, coming into force on July 1, 2021. In March 2020, the CMN issued Resolution No. 4,785/20, which adjusted the special contribution to 0.03% per month of the amount of the balances of Time Deposits with Special Guarantee (DPGE), which may be 0.02% per month for the DPGE in which the FGC accepts conditional assignment of receivables in loans and leasing operations. This Resolution also authorized the possibility of collection of these deposits without conditional assignment. The Resolution adjusted the additional contribution to the FGC and altered the beginning of its recollection from July 2020 to begin as of July 1, 2021.

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

4.B.70.02-19 Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52, of the Act of Transitional Constitutional Provisions (ADCT). On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank of Brazil the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank of Brazil are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank of Brazil may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our share capital is currently limited to 30.0%.

126 – Form 20-F 2021 | Bradesco

4.B.70.02-20 Anti-money laundering regulations, banking secrecy and financial operations linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, especially Law No. 9,613/98, Law No. 13,260/16 and Circular No. 3,978/20, new standard enacted by Central Bank of Brazil on the matter, in force since October 1, 2020, as amended by Circular No. 4,005/20, and by BCB Resolution No. 119/21, bringing (i) the requirement of informing the address in the client identification stage required in the qualification procedures, in order to make the products offered operational; (ii) identification of the final beneficiary; and (iii) identification of the bearer in the case of operation in specie contribution. The financial institutions and other institutions authorized to operate by the Central Bank of Brazil must, among others:

•	keep up-to-date records regarding their clients;
•	maintain internal controls and records;
•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
•	keep records of all transactions made, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources; and
•	keep records and include additional information about withdrawal operations, including those carried out by means of a check or money order, of individual value equal to or greater than R$50 thousand, as well as inform the Council for Financial Activities Control (COAF).

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

The CVM directed special attention to politically exposed individuals through Resolution No. 50/21 and consolidated in Central Bank of Brazil’s Circular No. 3,978/20, as amended, which extended the qualification of the politically exposed person. Politically exposed are those who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and close associates. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state-owned companies or political parties, members of the Judiciary, Legislative and Executive powers, the Federal Public Prosecutor, Minister of State, members of the Court of Auditors (at federal, state and municipal), as well as individuals who held or still hold relevant positions in foreign governments.

127 – Form 20-F 2021 | Bradesco

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

In 2021, CVM issued Resolution No. 50/21 which, among other matters: (i) establishes and details the Policy on Prevention of Money Laundering, Financing of Terrorism and Financing of the Proliferation of Weapons of Mass Destruction which should be adopted by the people indicated in the Resolution, and (ii) stipulates the methods and procedures of organization and internal controls, and (iii) indicates the responsibilities of the officer responsible for compliance with the standards laid down in the Resolution, as well as the responsibilities of the entity's senior management.

In the same year, the Central Bank of Brazil changed the procedures related to the Regulation of Anti-money Laundering/Terrorism Financing (AMLTF) to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AMLTF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AMLTF procedures already required, payment institutions must also adopt procedures and controls to confirm the client’s identification and implement AMLTF risk management systems. CVM Resolution No. 50/21 which also replaced Normative Instruction No. 617/19, states the standards of AMLTF, with definition of the functions of the responsible officer, definition of the stages linked to conducting the policy of getting to know your client and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected.

Also in 2014, SUSEP established the Permanent Committee on Anti-money Laundering and Combating Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail terrorism financing, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (CSNU), regulated by BCB Resolution No. 44/20 replacing Circular No. 3,942/19 since January 4, 2021.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20, as amended by BCB Resolution No. 119/21, whose changes are specified below. This Circular revoked Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

•	Internal risk assessment: guidelines that the regulated institutions use as subsidy, evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;
•	Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, indicating information enabling the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;
•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2 thousand;
128 – Form 20-F 2021 | Bradesco

•	Procedures to get to know clients: enhancement and inclusion of new procedures destined to get to know clients, in order to understand the identification, qualification and classification of the client compatible with the risk profile and nature of the business relationship, in addition to the possibility, if necessary, of cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for managers of corporate clients and representatives of clients, compatible with the function exercised;
•	Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;
•	Guidelines for hiring: inclusion in the AMLTF policies of guidelines for the selection and hiring of employees, partners and service providers considering the risk of money laundering and terrorist financing;
•	Relationship with third parties: inclusion of forecast that if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AMLTF must be stipulated in the contract; and
•	Monitoring procedures: inclusion of specific situations to the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

BCB Resolution No. 119/21 regulated new themes, with the objective of improving some regulatory points, in order to enable adequate and effective compliance with the rules established by Circular No. 3,978/20 of the Central Bank of Brazil, which are:

•	Requirement of the address information in the client identification stage: obtaining information from the client's place of residence, in the case of a natural person, or from the place of the head office or branch, in the case of a legal entity, is now only required in the client's qualification procedures, in order to make it possible to operate some of the products offered;
•	Identification of the final beneficiary: in order to conform to Circular No. 3,978/20 to the CVM regulations on AMLTF, some exceptions have been made to the need to identify the final beneficiary. Thus, except for the need to identify the final beneficiary, for example (i) legal entities characterized as an open company, non-profit entities and cooperatives; (ii) the investment funds registered in the CVM, constituted in the form of a closed condominium, the quotas of which are traded on an organized market, in addition to (iii) certain non-resident investors; and
•	Identification of the holder: in the case of operation with the use of in-kind resources performed by a security and protection company, the identification of the natural person carrying the resources is not effective for AMLTF purposes, especially in view of the number of changes in the person who actually holds the resources. In this way, BCB Resolution No. 119/21 changed the sense of considering the security and protection company as the carrier of the resources.

In August 2020, SUSEP issued Circular No. 612/20, amended by Circular No. 622/21, which provides on the policy, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the terrorism financing.

129 – Form 20-F 2021 | Bradesco

4.B.70.02-21 Anti-corruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company’s revenues, which may have “minimum” of 0.1% and “maximum” of 20%. Articles 17, 18, 19 and 20 of the Decree concern the “mid-term” of the fine, predicting “mitigating factors” and “aggravating factors”. In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60.0 million, maximum. An additional 5% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

4.B.70.02-22 Audit partner rotation requirements

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

According to BCB Resolution No. 130/21, payment institutions that are registered as publicly-held companies and are conglomerate leaders classified within Segment S1, S2 or S3 should constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

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

130 – Form 20-F 2021 | Bradesco

For additional information on the auditors of the consolidated financial statements included in this annual report see “Item 16.C. Principal Accountant Fees and Services”.

4.B.70.02-23 Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report and the management report on social business and the main administrative facts for the period.

Resolution No. 4,818/20 consolidates the general criteria for the preparation and disclosure of financial statements and other institutions authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortium and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual, relating to the six months ended June 30 and December 31, which are: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in stockholders’ equity.

In addition, in December 2020, the CMN enacted Resolution No. 4,877/20 which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). With this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

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

CMN issued CMN Resolution No. 4,910/21, which revoked Resolution No. 3,198/04, establishing that financial institutions and other institutions authorized to operate by the Central Bank of Brazil that (i) are registered as an open company; (ii) are leaders of a prudential conglomerate classified in Segment 1 (S1), in Segment 2 (S2) or in Segment 3 (S3), according to specific regulations; or (iii) meet the criteria laid down in the specific regulations for the framework in S1, S2 and S3, in which they must constitute a statutory body called "audit committee".

This resolution defined the minimum requirements to be observed by financial institutions when electing members for the Audit Committee, establishing the composition, mandate, and duties. For more information, see “Item 16.D. Exemptions from the listing standards for Audit Committees”.

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

The audit committee shall keep at the disposal of the Central Bank of Brazil and of the board of directors the audit committee's report for a minimum period of five years, counted from its preparation. In addition, institutions should disclose, together with their individual and consolidated, semi-annual and annual financial statements, a summary of the audit committee's report, showing the main information contained in this document.

131 – Form 20-F 2021 | Bradesco

4.B.70.02-24 Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Flórida, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries' activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

4.B.70.02-25 Asset management

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank of Brazil, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14, as amended, addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the client’s profile in connection with funds investing over 95.0% of its shareholders’ equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the asset management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. In 2020, CVM Instruction No. 555/14 was amended by CVM Resolution No. 03/20, with flexibility and an update of the rules on issuance of BDRs.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, in all cases, with institutions duly authorized by the Central Bank of Brazil or the CVM to carry out such activities, in their respective areas of competence.

In addition to the limitations specified in each financial investment fund’s bylaws, they may not:

•	invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;
•	invest more than 20.0% of their shareholders’ equity in securities issued by the same financial institution authorized to operate by the Central Bank of Brazil (including the fund administrator);
•	invest more than 5.0% of their shareholders’ equity if the issuer is an individual or legal entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank of Brazil; and
•	be directly exposed to crypto assets. The CVM recommends avoiding indirect exposure until the regulator issues a final rule on the matter.
132 – Form 20-F 2021 | Bradesco

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

4.B.70.02-26 Brokers and dealers

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

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate a statutory officer responsible for observance of these rules.

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

Broker and dealer firms’ employees, managers, partners, controlling and controlled companies may trade securities on their own account only through the broker they are related to.

On August 29, 2019, the CMN amended Resolution No. 4,750/19, changing the rules applicable to brokers and distributors. The new rule provides that these societies can make loans of assets of its equity to its clients to exclusively use the goods in the provision of guarantees for operations, provided that the requirements of said Resolution are met.

In November 2020, with Resolution No. 4,871/20, there was a new amendment of the regulation applicable to brokers and distributors, allowing their role as issuers of electronic money. However, such activity will be exclusionary in comparison to the offer of register accounts currently offered. If they choose to offer payment accounts, the register accounts should be closed to all the clients and replaced by payment accounts.

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

133 – Form 20-F 2021 | Bradesco

4.B.70.02-27 Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the Leasing Law) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as the regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

The accounting criteria applicable to leasing operations contracted by consortium managers and by payment institutions authorized to operate by the Central Bank of Brazil are set out in BCB Resolution No. 178/22.

4.B.70.03 Insurance, health and pension plans regulation

4.B.70.03-01 Principal regulatory agencies

4.B.70.03-01.01 National Private Insurance Council

The CNSP is the agency responsible for establishing the guidelines and standards of the private insurance policy. The agency is composed of representatives of the Ministry of Finance, the Ministry of Justice, the Ministry of Social Security and Social Assistance of the Superintendence of Private Insurance, the Central Bank of Brazil and the CVM.

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

134 – Form 20-F 2021 | Bradesco

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

4.B.70.03-01.03 National Agency of Supplemental Health

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

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

135 – Form 20-F 2021 | Bradesco

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

Subsequently, Resolution No. 302/13 was revoked by Resolution No. 316/14, No. 321/15 and No. 432/21. Resolution No. 432/21 provides for regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and Audit Committee applicable to insurance companies, EAPCs, capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions for notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were subsequently amended and consolidated, SUSEP Circular No. 612/20 is currently in force, as amended by Circular No. 622/21.

Resolution No. 383/20 issued by CNSP in March 2020, established that insurance companies, EAPCs, capitalizations companies and local reinsurers must record their operations of insurance, open supplementary pension plan, capitalization and reinsurance, as the case may be, in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP in order to increase the control of the operations carried out by these companies.

136 – Form 20-F 2021 | Bradesco

There is currently no restriction on foreign investment in insurance companies.

4.B.70.03-03 Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law”, containing general provisions applicable to health insurance companies, in accordance with Law No. 10,185/01, and the general terms and conditions of agreements entered into between health insurance companies and their clients.

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

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, subsequently amended by Instruction No. 587/17, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. In turn, CNSP enacted CNSP Resolution No. 432/21, revoking Resolution No. 321/15, which among various subjects, also regulates the investments by insurers, open entities of supplementary pensions plans, capitalization companies and local reinsurers.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular No. 563/17, as amended by Circular No. 585/19, in addition to Supplementary Law No. 109/01, regulate the Supplementary Pension Plan activity.

137 – Form 20-F 2021 | Bradesco

4.B.70.03-05 Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract reinsurance or retrocession operations to reinsurers not authorized when the lack of capacity of the local reinsurers is proven.

Currently, due to Decree No. 10,167/19, the Brazilian law provides that the insurer or the cooperative society may concede occasional reinsurers up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

The regulation of SUSEP establishes a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provides a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer can transfer risks to related or foreign-based companies belonging to the same financial conglomerate.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) Open Supplementary Pension Fund Entity (EAPC) (Article 2, paragraph 1); and (ii) Closed Supplementary Pension Fund Entity (EFPC) and operators of private health care plans (Article 2, paragraph 3).

4.B.80 Taxes on our main transactions

4.B.80.01 Taxes on financial operations (IOF)

4.B.80.01-01 On loan operations

IOF on loans levied on loan operations have as their taxable event the delivery of the obligation amount or value or its placement available to borrowers.

Rate applicable to loans and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and 0.0082% to individual borrowers.

In the period from September 20, 2021 to December 31, 2021, by means of Decree No. 10,797/21, the IOF on loans daily rates were increased as follows: individual borrower 0.01118% and corporate borrower 0.00559%.

The IOF on loans daily rate will be charged on principal available to borrowers regarding the loans and advances, whereby:

•	for cases in which the amount of principal is determined, the IOF on loans daily rate shall not exceed the amount resulting from the daily rate applied to each principal amount, which is expected to be used for the transaction, multiplied by three hundred and sixty-five days (365);
•	for cases in which the amount of principal is not determined before the transaction (revolving credit), the values of interest and charges that will use the limits of revolving credits, will be part of the principal amount, subject to IOF on loans rates, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on loans daily rate on the transactions mentioned above, loans and advances have been subject to IOF on loans additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. This way, in loan operations with defined principal, for legal entities, IOF on loans rate shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

138 – Form 20-F 2021 | Bradesco

IOF on loans is levied on loan operations between individuals and legal entities domiciled in Brazil, as well as on operations whose creditor resides in Brazil, even if the debtor is located abroad. However, IOF on loans is not levied on loans where the lender is located abroad, and the borrower is in Brazil.

To help the Brazilian economy tackle the adverse effects caused by the Covid-19 pandemic, the IOF on loans rate was reduced to zero on loans carried out between April 3, 2020 and November 26, 2020, and between December 15, 2020, and December 31, 2020, in accordance with Decrees No. 10,551/21 and No. 10,572/20.

4.B.80.01-02 On insurance operations

IOF on insurance levied on insurance operations has as its taxable event the receipt of premium. Applicable rates are as follows:

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

4.B.80.02 Income and social contribution taxes on profit

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net income, known as Social Contribution or CSLL, both calculated on the adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate of around 25.0%. Social contribution tax payable by the majority of financial institutions is calculated based on a rate of 15.0% as of January 1, 2019. However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, the banks of any kind and the development agencies began to be subject to the increased rate of 20%. On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, which increases the rates for Social Contribution by 5% for the majority of financial institutions (including banks of any kind) during the period from July 1, 2021 to December 31, 2021. Provisional Measure No. 1,034/21 was converted into Law No. 14,183/21, which (i) increased to 25% the CSLL rate on banks of any kind, reduced to 20% as of January 1, 2022 and (ii) maintained the increase in the Social Contribution rate to 20% for most of the other financial institutions until December 31, 2021, which was subsequently reduced to 15%. For further information on our income tax expense, see Note 16 to our consolidated financial statements in “Item 18. Financial Statements”.

Companies based in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

As a rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except: (i) if they are domiciled in a tax haven or if they adopt a sub-taxation scheme, or (ii) they are treated as subsidiaries. With regard to the subsidiaries, the controller legal entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation base of the IRPJ and Social Contribution.

139 – Form 20-F 2021 | Bradesco

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

4.B.80.03 PIS and Cofins

Two federal taxes are imposed on the gross revenues of legal entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

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

Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the “accrued” procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. Despite this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

140 – Form 20-F 2021 | Bradesco

In July 2010, the Brazilian tax authorities introduced digital tax records (Escrituração Fiscal Digital – EFD) for PIS and Cofins taxes. Under this rule, financial and similar institutions must keep digital records (EFD) for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

In 2020, to minimize the impacts of the Covid-19 pandemic on companies and businesses in the Brazilian territory, Decrees were issued by the RFB extending the term of collection of PIS and Cofins taxes. RFB Decree No. 139/20 has extended the deadline for payment of amounts due for March 2020 to August 25, 2020; and amounts due for April 2020 to October 25, 2020. RFB Decree No. 245/20 has extended the deadline for payment of amounts due under the competence from May 2020 to November 25, 2020. In addition, in line with the postponement of the collection of these taxes, the deadlines for submission of their ancillary obligations (statement of debits and credits of federal taxes (DCTF) and (EFD)) were also extended.

4.B.80.04 Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Based on the commitment to observe the laws and regulations applicable to their business, whether at national or international level, we comply with the provisions of the international treaties, FATCA and CRS, which aim to coerce tax evasion and money laundering and terrorist financing practices.

The FATCA law, ratified by Decree Law No. 8,506/15, was created by the Government of the United States of America to promote the identification of financial accounts of US taxpayers that are resident in other countries.

The CRS, established by Normative Instruction No. 1,680/16 of the Brazilian Federal Revenue, was conceived under the coordination of the Organisation for Economic Co-operation and Development (OECD), with the participation of the main countries of the world, it presents objectives aligned with the FATCA guidelines and the identification of financial accounts of taxpayers from foreign countries.

We have established Compliance standards to achieve transparency of information and adopt effective measures to control, monitor and improve existing processes, in order to meet local and international requirements.

4.B.90 Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure (PM) No. 775/17, issued by the President of Brazil in April 2017, into Law No. 13,476/17. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17, as amended, to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The CMN has established a deadline of 180 days for this rule to become effective. Resolution No. 4,593/17 presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is (i) applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations; and (ii) the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank of Brazil as a condition for engaging in certain negotiations and in the assumption of custody. The Central Bank of Brazil will issue regulations governing the implementation of such rules, including the creation of an electronic system for the constitution of liens and encumbrances.

In December 2020, by means of BCB Normative Instruction No. 61/20, the financial institutions and other institutions authorized to operate by the Central Bank of Brazil should inform the standardized identifier of the loan (IPOC), dealt by in Circular No. 3,953/19, as amended, in the registry of financial instruments representative of loan and leasing operations, including those subject to assignment of credit, chattel and portability and in the form of credit rights, in systems of registration and financial settlement of assets authorized by the Central Bank of Brazil.

141 – Form 20-F 2021 | Bradesco

4.B.100 SELECTED STATISTICAL INFORMATION

The selected statistical information shown in this section is derived from our accounting books and records which are the basis for preparing our audited consolidated financial statements in accordance with IFRS.

We have included the following information for analytical purposes. This informaton should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements”.’

142 – Form 20-F 2021 | Bradesco

4.B.100.01 Average balance sheet and interest rate data

The following tables present the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities, related interest income and expenses, and the average real yield/rate for each period. We calculate the average balances using the end-of-month balances, which include related accrued interest. The average return rate for each of the periods indicated have been calculated based on income and expenses for the period, divided by the average balances.

➢	Interest-earning and non-interest earning assets
As of and for the year ended December 31,	R$ in thousands, except %
	2021			2020			2019
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	286,972,479	18,631,552	6.5%	251,892,319	13,982,931	5.6%	240,554,612	19,436,407	8.1%
Financial assets at fair value through other comprehensive income	213,127,477	17,975,178	8.4%	180,175,796	13,632,071	7.6%	155,773,766	12,567,751	8.1%
Financial assets at amortized cost	177,518,783	16,873,684	9.5%	170,156,931	15,698,407	9.2%	150,042,781	13,139,371	8.8%
Loans and advances to banks	106,562,557	9,043,136	8.5%	130,746,455	6,802,466	5.2%	97,965,424	6,874,429	7.0%
Loans and advances to customers	557,243,883	72,586,237	13.0%	484,602,733	67,596,056	13.9%	415,669,729	68,063,693	16.4%
Compulsory deposits with the Central Bank	78,418,958	3,101,796	4.0%	70,833,791	2,017,605	2.8%	79,302,914	4,304,875	5.4%
Other interest-earning assets	103,678	11,763	11.3%	191,287	13,835	7.2%	546,050	31,179	5.7%
Total interest-earning assets	1,419,947,815	138,223,346	9.7%	1,288,599,312	119,743,371	9.3%	1,139,855,276	124,417,705	10.9%
Non-interest-earning assets
Cash and balances with banks	25,527,954	-	-	23,330,719	-	-	16,124,897	-	-
Compulsory deposits with the Central Bank	7,274,585	-	-	8,002,186	-	-	6,900,733	-	-
Financial assets available for sale (shares)	17,912,902	-	-	17,205,887	-	-	16,646,199	-	-
Non-performing loans and advances to customers (1)	17,419,545	-	-	17,197,660	-	-	17,576,507	-	-
Investments in associates and joint ventures	7,485,403	-	-	7,187,218	-	-	8,165,368	-	-
Premises and equipment, net	13,706,167	-	-	14,494,397	-	-	9,531,260	-	-
Intangible assets and goodwill, net	14,909,766	-	-	14,512,492	-	-	19,718,843	-	-
Current and deferred income tax	92,414,510	-	-	92,736,867	-	-	63,292,404	-	-
Other non-interest-earning assets	76,517,947	-	-	78,882,902	-	-	87,113,632	-	-
Total non-interest-earning assets	273,168,779	-	-	273,550,328	-	-	245,069,843	-	-
Expected loss on loans and advances	(39,796,382)	-	-	(38,941,865)	-	-	(33,251,132)	-	-
Total assets	1,653,320,212	-	-	1,523,207,775	-	-	1,351,673,987	-	-

(1) Overdue by more than 60 days.

143 – Form 20-F 2021 | Bradesco

➢	Interest-bearing and non-interest-bearing liabilities

As of and for the year ended December 31,	R$ in thousands, except %
	2021			2020			2019

	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-bearing liabilities
Savings deposits	136,684,040	4,268,873	3.1%	122,871,162	3,049,149	2.5%	108,975,557	4,568,663	4.2%
Time deposits (1)	363,805,673	11,276,347	3.1%	303,480,700	5,662,574	1.9%	192,298,337	7,974,767	4.1%
Securities sold under agreements to repurchase	230,801,644	12,529,476	5.4%	199,579,332	8,423,041	4.2%	191,481,640	11,784,845	6.2%
Borrowing and on-lending	53,530,617	3,351,886	6.3%	52,739,037	5,907,385	11.2%	53,915,887	4,400,636	8.2%
Securities issued	145,415,334	7,348,164	5.1%	161,510,259	4,786,206	3.0%	161,733,309	9,250,005	5.7%
Subordinated debt	49,187,639	3,154,164	6.4%	52,789,319	2,403,327	4.6%	53,387,035	3,708,924	6.9%
Insurance technical provisions and pension plans	287,875,420	13,192,413	4.6%	276,710,567	18,344,005	6.6%	258,822,232	16,930,146	6.5%
Total interest-bearing liabilities	1,267,300,367	55,121,323	4.3%	1,169,680,376	48,575,687	4.2%	1,020,613,997	58,617,986	5.7%
Non-interest-bearing liabilities
Demand deposits	52,046,617	-	-	42,389,455	-	-	32,764,740	-	-
Other non-interest-bearing liabilities	186,000,708	-	-	173,379,562	-	-	165,177,418	-	-
Total non-interest-bearing liabilities	238,047,325	-	-	215,769,017	-	-	197,942,158	-	-
Total liabilities	1,505,347,692	-	-	1,385,449,393	-	-	1,218,556,155	-	-
Equity attributable to controlling shareholders	147,504,444		-	137,277,197	-	-	132,706,804	-	-
Non-controlling interest	468,076		-	481,185	-	-	411,028	-	-
Total equity and liabilities	1,653,320,212	-	-	1,523,207,775	-	-	1,351,673,987	-	-

(1) Includes interbank deposits.

144 – Form 20-F 2021 | Bradesco

4.B.100.02 Changes in interest and similar income and interest and similar expense – volume and rate analysis

The following table shows the effects of changes in our interest and similar income and interest and similar expense arising from changes in average volumes and average yield/rates for the periods presented. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects.

As of and for the year ended December 31,	R$ in thousands
	2021/2020
	Increase/(decrease) due to changes in
	Average volume (1)	Average yield/rate (1)	Net change (1)
Interest-earning assets
Financial assets at fair value through profit or loss	2,096,259	2,552,362	4,648,621
Financial assets at fair value through other comprehensive income	2,668,885	1,674,222	4,343,107
Financial assets at amortized cost	691,294	483,983	1,175,277
Loans and advances to banks	(1,438,220)	3,678,890	2,240,670
Loans and advances to customers	9,667,455	(4,677,274)	4,990,181
Compulsory deposits with the Central Bank	234,192	849,999	1,084,191
Other interest-earning assets	(7,944)	5,872	(2,072)
Total interest-earning assets	13,911,921	4,568,054	18,479,975
Interest-bearing liabilities
Savings deposits	369,634	850,090	1,219,724
Time Deposits	1,315,664	4,298,109	5,613,773
Securities sold under agreements to repurchase	1,451,008	2,655,427	4,106,435
Borrowing and on-lending	87,379	(2,642,878)	(2,555,499)
Securities issued	(518,603)	3,080,561	2,561,958
Subordinated debt	(173,559)	924,396	750,837
Insurance technical provisions and pension plans	713,741	(5,865,333)	(5,151,592)
Total interest-bearing liabilities	3,245,264	3,300,372	6,545,636

(1) The amounts set out in the table are calculated as follows:

•	Net change is calculated according to the following formula: (interest and similar income interest and similar expenses of current period – interest and similar income or interest and similar expenses of the prior period).
•	Average volume represents the change in interest and similar income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in volumes and is calculated according to the following formula: (change in the average volume x average rate of the prior period).
•	Average yield/rate represents the change in interest income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in rates, calculated according to the following formula: (change in the average rate x average volume of the prior period).
•	Subsequently, the Average volume and Average yield/rates calculated as set out above are adjusted to reflect the difference between the total net changes and the sum of the two amounts. This adjustment is made in proportion to the absolute values of the Average volume and Average yield/rate, calculated as set out above.

4.B.100.03 Net interest income and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest income with net interest spread for the periods indicated:

As of and for the year ended December 31,	R$ in thousands, except %
	2021	2020	2019
Average balance of interest-earning assets (A)	1,419,947,815	1,288,599,312	1,139,855,276
Average balance of interest-bearing liabilities	1,267,300,367	1,169,680,376	1,020,613,997
Net interest income (B)	83,102,023	71,167,684	65,799,719
Interest rate on the average balance of interest-earning assets (C)	9.7%	9.3%	10.9%
Interest rate on the average balance of interest-bearing liabilities (D)	4.3%	4.2%	5.7%
Net yield on interest-earning assets (C-D)	5.4%	5.1%	5.2%
Net interest margin (B/A)	5.9%	5.5%	5.8%
145 – Form 20-F 2021 | Bradesco

4.B.100.04 Investments in debt securities

The following table shows the weighted average income rates and maturities of our financial assets at fair value through profit or loss, at fair value through other comprehensive income, and amortized cost. For more information on the treatment of our assets, see notes 21, 24 and 25 of our consolidated financial statements included in “Item 18. Financial Statements”. As of December 31, 2021, we did not have relevant tax-exempt portfolios. The average yield is calculated as follows: Nominal value * interest rate * outstanding maturity

Nominal value * remaining maturity

As of December 31, 2021	R$ in thousands, except %
	Due in 1 year		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	52,186,154	11.7%	174,184,250	10.2%	24,654,408	11.3%	7,999,620	16.0%	-	-	259,024,432	11.9%
Corporate debt and marketable equity securities (1)	2,215,651	3.4%	10,167,771	4.8%	3,542,220	5.6%	446,393	7.1%	7,394,631	-	23,766,666	5.4%
Bank debt securities	5,999,723	4.0%	9,494,862	4.9%	2,118,143	4.4%	3,009,075	4.4%	-	-	20,621,803	4.5%
Mutual funds (2)	-	-	-	-	-	-	-	-	9,966,594	-	9,966,594	-
Derivative financial instruments	7,784,387	-	8,520,426	-	5,879,912	-	-	-	-	-	22,184,725	-
Foreign government securities	594,255	4.4%	32,193	4.2%	14,800	4.3%	48,045	4.8%	-	-	689,293	4.6%
Brazilian sovereign bonds	102,738	4.4%	49,962	4.5%	107,516	3.8%	47,236	5.0%	-	-	307,452	4.4%
Total financial assets at fair value through profit or loss	68,882,908		202,449,464		36,316,999		11,550,369		17,361,225		336,560,965
Financial assets at fair value through other comprehensive income
Brazilian government securities	34,842,488	9.7%	35,748,758	12.7%	53,606,370	12.2%	31,677,271	16.0%	-	-	155,874,887	14.5%
Mutual funds (2)	-	-	-	-	-	-	-	-	2,127,954	-	2,127,954	-
Brazilian sovereign bonds	-	-	5,849,208	3.3%	3,036,297	4.6%	-	-	-	-	8,885,505	4.1%
Corporate debt securities	631,347	4.6%	3,792,268	7.8%	979,501	7.0%	732,235	11.5%	-	-	6,135,351	9.3%
Bank debt securities	2,029,186	2.3%	4,077,627	5.7%	30,836	4.4%	-	-	-	-	6,137,649	4.4%
Foreign government securities	6,659,985	5.1%	-	-	-	-	-	-	-	-	6,659,985	5.1%
Marketable equity securities (1)	-	-	-	-	-	-	-	-	7,695,206	-	7,695,206	-
Total financial assets at fair value through other comprehensive income	44,163,006		49,467,861		57,653,004		32,409,506		9,823,160		193,516,537
Financial assets at amortized cost
Brazilian government securities	25,430,132	10.2%	24,476,118	11.0%	14,841,905	21.5%	14,773,423	16.1%	-	-	79,521,578	16.5%
Corporate debt securities	13,619,932	6.2%	62,667,684	5.0%	22,155,891	6.1%	854,190	6.9%	-	-	99,297,697	5.6%
Total financial assets at amortized cost	39,050,064		87,143,802		36,997,796		15,627,613		-		178,819,275
Total	152,095,978		339,061,127		130,967,799		59,587,488		27,184,385		708,896,777

(1) For no stated maturity, it mainly corresponds to marketable equity securities; and;
(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

146 – Form 20-F 2021 | Bradesco

4.B.100.05 Loans and advances to clients

The following tables show the distribution of maturities of our loans and advances to clients by type, as well as the composition of our loans and advances to clients’ portfolio by interest rate and maturity, as of the dates indicated: The majority of our loans and advances are denominated in reais and indexed to fixed or floating interest rates. A smaller portion of them is denominated in/or indexed to the U.S. dollar:

As of December 31, 2021	R$ in thousands
	Due in 1 year or less	Due after 1 year up to 5 years	Due after 5 years up to 15 years	Due after 15 years	Total of Loans and advances to customers
Companies	170,325,813	106,536,701	13,712,136	2,916,761	293,491,411
Financing and On-lending	58,318,739	40,484,888	10,798,638	2,303,440	111,905,705
Financing and export	28,923,767	14,826,619	2,885,158	-	46,635,544
Housing loans	1,625,551	4,794,021	5,460,296	2,255,935	14,135,803
Onlending BNDES/Finame	5,415,772	8,337,033	2,279,207	47,505	16,079,517
Vehicle loans	8,355,314	10,558,210	13,771	-	18,927,295
Import	12,879,147	176,294	-	-	13,055,441
Leases	1,119,188	1,792,711	160,206	-	3,072,105
Borrowings	100,028,204	66,051,137	2,913,498	613,321	169,606,160
Working capital	45,830,845	53,394,926	2,150,845	613,321	101,989,937
Rural loans	3,923,572	1,572,917	5,701	-	5,502,190
Other	50,273,787	11,083,294	756,952	-	62,114,033
Limit operations (1)	11,978,870	676	-	-	11,979,546
Credit card	5,723,165	-	-	-	5,723,165
Overdraft for corporates/Individuals	6,255,705	676	-	-	6,256,381
Individuals	145,493,679	118,207,093	43,567,080	13,074,344	320,342,196
Financing and On-lending	25,514,040	48,580,409	32,574,629	13,061,010	119,730,088
Housing loans	9,396,511	27,711,864	31,563,271	13,040,443	81,712,089
Vehicle loans	13,633,774	17,228,351	22,472	-	30,884,597
Onlending BNDES/Finame	2,344,783	3,609,556	986,794	20,567	6,961,700
Other	138,972	30,638	2,092	-	171,702
Borrowings	61,612,024	69,626,188	10,992,451	13,334	142,243,997
Payroll-deductible loans	24,589,530	49,748,676	10,195,890	1,110	84,535,206
Personal credit	16,443,591	14,009,239	587,100	12,224	31,052,154
Rural loans	7,379,439	2,958,336	10,722	-	10,348,497
Other	13,199,464	2,909,937	198,739	-	16,308,140
Limit operations (1)	58,367,615	496	-	-	58,368,111
Credit card	53,771,164	-	-	-	53,771,164
Overdraft for corporates/Individuals	4,596,451	496	-	-	4,596,947
Total loans and advances to customers	315,819,492	224,743,794	57,279,216	15,991,105	613,833,607

(1) It refers to outstanding operations with pre-established limits linked to current account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

147 – Form 20-F 2021 | Bradesco

As of December 31, 2021	Predetermined interest rates	Floating interest rates

Companies	84,212,216	38,953,382
Financing and On-lending	18,148,649	35,438,317
Financing and export	3,458,804	14,252,973
Housing loans	1,442,626	11,067,626
Onlending BNDES/Finame	1,953,954	8,709,791
Vehicle loans	10,571,981	-
Import	161,696	14,598
Leases	559,587	1,393,330
Borrowings	66,062,892	3,515,064
Working capital	52,894,302	3,264,790
Rural loans	1,574,271	4,347
Other	11,594,319	245,927
Limit operations (1)	676	-
Credit card	-	-
Overdraft for corporates/Individuals	676	-
Individuals	105,297,332	69,551,185
Financing and On-lending	26,468,635	67,747,413
Housing loans	8,339,109	63,976,469
Vehicle loans	17,250,823	-
Onlending BNDES/Finame	845,974	3,770,943
Other	32,730	-
Borrowings	78,828,200	1,803,773
Payroll-deductible loans	59,945,676	-
Personal credit	14,305,137	303,426
Rural loans	2,960,881	8,177
Other	1,616,506	1,492,170
Limit operations (1)	496	-
Credit card	-	-
Overdraft for corporates/Individuals	496	-
Total loans and advances to customers	189,509,548	108,504,567

(1) It refers to outstanding operations with pre-established limits linked to current account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

➢	Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are denominated in U.S. dollars and made to subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 2.2% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border loans and advances to clients, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the borrower’s parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 2.0% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border investments in securities, divided by the average of the last three years of the total assets).

➢	Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented 7.0% in 2021, 5.8% in 2020 and 6.3% in 2019 of our portfolio of loans and advances. In many cases, our clients hold derivative instruments to minimize exchange rate variation risk.

148 – Form 20-F 2021 | Bradesco

4.B.100.06 Expected credit Losses on loans and advances

The following table shows the movement of the allocation for expected credit losses of loans and advances for the periods indicated. We did not identify material changes in the ratios between the years ended December 31, 2021 and 2020.

As of December 31,	R$ in thousands, except %
	2021				2020				2019
	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers
Companies	(1,714,780)	-0.3%	16,158,829	2.6%	(2,158,087)	-0.4%	16,727,944	3.3%	(1,321,274)	-0.3%	17,039,223	3.7%
Financing and On-lending	103,876	-	4,459,705	0.7%	(577,245)	-0.1%	5,385,341	1.0%	768,178	0.2%	4,375,031	1.0%
Financing and export	236,625	-	1,772,350	0.3%	(295,145)	-0.1%	2,334,336	0.5%	1,097,504	0.3%	1,301,458	0.3%
Housing loans	(68,352)	-	907,355	0.1%	(343,511)	-0.1%	1,281,524	0.2%	(353,433)	-0.1%	1,259,871	0.3%
Onlending BNDES/Finame	27,037	-	1,169,105	0.2%	96,070	-	1,235,581	0.2%	(39,135)	-	831,860	0.2%
Vehicle loans	(79,473)	-	461,129	0.1%	53,008	-	417,397	0.1%	(6,213)	-	763,564	0.2%
Import	12,519	-	99,698	-	8,215	-	74,093	-	33,478	-	74,506	-
Leases	(24,480)	-	50,068	-	(95,882)	-	42,410	-	35,977	-	143,772	-
Borrowings	(1,830,296)	-0.3%	10,840,171	1.8%	(1,731,474)	-0.4%	10,684,915	2.1%	(1,960,104)	-0.5%	11,843,240	2.6%
Working capital	(554,586)	-0.1%	4,903,344	0.8%	(787,664)	-0.2%	5,476,512	1.1%	(781,396)	-0.2%	5,383,635	1.2%
Rural loans	(1,522)	-	65,896	-	(4,372)	-	94,259	-	745	-	176,750	-
Other	(1,274,188)	-0.2%	5,870,931	1.0%	(939,438)	-0.2%	5,114,144	1.0%	(1,179,453)	-0.3%	6,282,855	1.4%
Limit operations (1)	11,640	-	858,953	0.1%	150,632	-	657,688	0.1%	(129,348)	-	820,952	0.2%
Credit card	105,245	-	417,351	0.1%	367,187	0.1%	340,739	0.1%	64,758	-	284,781	0.1%
Overdraft for corporates/Individuals	(93,605)	-	441,602	0.1%	(216,555)	-	316,949	0.1%	(194,106)	-	536,171	0.1%
Individuals	(7,218,763)	-1.3%	24,642,156	4.0%	(8,948,487)	-1.8%	22,851,461	4.5%	(7,434,946)	-1.8%	16,824,436	3.7%
Financing and On-lending	(74,523)	-	3,305,048	0.5%	79,950	-	4,493,806	0.9%	171,678	-	2,072,682	0.5%
Housing loans	15,477	-	1,877,464	0.3%	79,792	-	3,235,805	0.6%	143,805	-	815,520	0.2%
Vehicle loans	2,856	-	1,286,374	0.2%	55,980	-	1,099,523	0.2%	67,580	-	1,153,368	0.3%
Onlending BNDES/Finame	12,799	-	131,045	-	24,795	-	143,583	-	27,766	-	90,077	-
Other	(105,655)	-	10,165	-	(80,617)	-	14,895	-	(67,473)	-	13,717	-
Borrowings	(3,805,503)	-0.7%	14,622,153	2.4%	(4,542,274)	-0.9%	13,081,406	2.5%	(3,453,613)	-0.8%	7,602,122	1.7%
Payroll-deductible loans	(1,495,829)	-0.3%	3,519,212	0.6%	(1,300,984)	-0.3%	3,569,528	0.7%	(907,898)	-0.2%	2,413,320	0.5%
Personal credit	(1,759,679)	-0.3%	5,497,219	0.9%	(2,168,046)	-0.4%	3,731,517	0.7%	(1,826,310)	-0.4%	2,270,637	0.5%
Rural loans	(74,512)	-	95,289	-	(294,379)	-0.1%	117,157	-	(296,588)	-0.1%	139,400	-
Other	(475,483)	-0.1%	5,510,433	0.9%	(778,865)	-0.2%	5,663,204	1.1%	(422,817)	-0.1%	2,778,765	0.6%
Limit operations (1)	(3,338,737)	-0.6%	6,714,955	1.1%	(4,486,163)	-0.9%	5,276,249	1.0%	(4,153,011)	-1.0%	7,149,632	1.6%
Credit card	(3,126,395)	-0.6%	5,753,481	0.9%	(3,796,992)	-0.8%	4,658,853	0.9%	(3,605,879)	-0.9%	6,271,650	1.4%
Overdraft for corporates/Individuals	(212,342)	-	961,474	0.2%	(689,171)	-0.1%	617,396	0.1%	(547,132)	-0.1%	877,982	0.2%
Total	(8,933,543)	-1.6%	40,800,985	6.6%	(11,106,574)	-2.3%	39,579,405	7.7%	(8,756,220)	-2.1%	33,863,659	7.4%

(1) It refers to outstanding operations with pre-established limits linked to current account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

149 – Form 20-F 2021 | Bradesco

➢  Write-offs

The whole or part of a financial asset is written off against the related provision for expected loan losses when there is no reasonable expectation of recovery. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recovery of amounts previously written-off is recognized as profit or loss.

For more information on our categorization of loans, see “4.B.70 Regulation and Supervision – 4.B.70.02 Bank Regulations – 4.B.70.02-11 Treatment of Loans and Advances”.

4.B.100.07 Deposits

For the average value and the average rate paid in each category of deposits, see item “4.B.100.01 Average balance sheet and interest rate data”. For additional information regarding types of our deposits, see “Item 4.B.30.01-02.01 Deposit accounts.”

Total deposits from foreign depositors are not material for the years ended December 31, 2021, 2020 and 2019.

➢	Uninsured deposits

For the years ending on December 31, 2021, 2020 and 2019, the amount of uninsured deposits, which are not covered by the Credit Guarantee Fund (FGC), was R$ 322.9 billion, R$ 298.3 billion and R$ 194.8 billion, respectively.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain other investment products held by the same client against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and client deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

As of December 31, 2021 the maximum insured value provided by the FGC was R$250 thousand.

The calculation of amounts uninsured by the FGC was carried out based on the FGC Census by ownership, which contains information on guaranteed deposits segregated by ownership and value range. For guaranteed balances, we considered the sum of the amounts in the ranges from R$ 0.01 to R$ 250,000.00 and for the ranges of amounts above the coverage limit, we consider the number of clients multiplied by R$ 250,000.00 (limit coverage), the uncovered amount being the difference between the total balance and the guaranteed balance.

The following table shows the values of the time deposits that exceed the FGC forecast by maturity on December 31, 2021.

As of December 31, 2021	R$ in thousands
Time deposits exceeding the maximum insured

Maturity in 3 months or less	2,273,871
Maturity from 3 months to 6 months	1,347,757
Maturity after 6 months but within 12 months	7,030,247
Maturity after 12 months	261,950,790
Total	272,602,665

150 – Form 20-F 2021 | Bradesco

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or “Nova Cidade de Deus”. Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see “Item 7.A. Major Shareholders”. For further information about our significant subsidiaries as of December 31, 2021, see Exhibit 8.1 to this annual report.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2021. With the exception of Bradesco Argentina, Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information in relation to the consolidation of our significant subsidiaries, see Note 2.a) to our consolidated financial statements in “Item 18. Financial Statements”.

151 – Form 20-F 2021 | Bradesco

4.D. Property, Plant and Equipment

As of December 31, 2021, we owned 843 properties and leased 5,932 properties throughout Brazil and six leased properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This discussion should be read in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

5.A.10 Overview

The results of our operations are affected by, among others, the following factors:

5.A.10.01 Brazilian Economic Conditions

The results of our operations are directly affected by economic conditions in Brazil. Such economic conditions directly impact our clients’ ability to pay their financial obligations on time, which affects our impairment of loans and advances and our balance of outstanding loans and advances. In addition, the impact of economic conditions on the exchange rate affects our net interest income, since part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollars.

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

ivone04	In R$, except %
	2021	2020	2019
Inflation (IPCA)	10.1%	4.5%	4.3%
Appreciation/(depreciation) of the real against the U.S. dollar	(7.4)%	(28.9)%	(4.0)%
Period-end exchange rate-US$1.00	5.5810	5.1967	4.0307
Average exchange rate-US$1.00 (1)	5.3980	5.1494	3.9390

(1) Average exchange rate.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms average base interest rates and average interbank interest rates for the periods indicated:

	2021	2020	2019
Change in real GDP (1)	4.7%	(4.5)%	1.4%
Average base interest rates (2)	4.8%	2.8%	5.9%
Average interbank interest rates (3)	4.3%	2.8%	5.9%

(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year;
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with B3 methodology (ex-Clearing and Custody Chamber -"CETIP") (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and B3.

152 – Form 20-F 2021 | Bradesco

5.A.10.02 Effects of the global financial markets on our financial condition and operating results

2021 was a year marked by the consolidation of the economic recovery after the strong economic contraction of 2020, due to the Covid-19 pandemic. New waves of the pandemic have materialized, causing some countries to temporarily resume measures of social distancing, but the progress of vaccination in most countries has allowed economies to reopen slowly. With this, after a 3.1% contraction in 2020, we expected that the world economy should have presented a growth of approximately 6.0% in 2021.

2021 was also marked by the acceleration of inflation. There was a significant gap between the strong growth in demand for goods and restrictions on the side of supply in various countries and production chains. The fiscal and monetary stimuli implemented in several countries have caused the demand to recover from the initial shock caused by the pandemic surprisingly rapidly. Moreover, social distancing measures have led to part of the demand for services being redirected toward the consumption of goods. On the supply side, the shortage of raw materials, low levels of inventories and restrictions on labor supply were relevant constraints on the supply side.

Thus, we see strong pressures on the prices of various commodities, and in some countries, the difficulty of companies in hiring workers has generated significant pressures on wages (especially in the United States). With this, several countries reported inflation rates well above the historical standard. Consumer inflation in the United States in 2021 has reached 7% – its highest level since 1982.

In general, the acceleration of inflation has led most central banks to initiate a monetary tightening policy process. As a rule, emerging countries started this process first, but the expectation is that the central banks of developed countries will also tighten monetary conditions in 2022. Thus, while the scenario is favorable to emerging countries because of the robust growth of the economy, the scenario of high inflation and tightening of monetary conditions will be an important challenge. For Brazil, the control of inflation, uncertainties regarding the fiscal scenario and geopolitical conflicts will be additional challenges. In the medium term, advances in the structural reform agenda that signal sustainable trajectories for public debt in the coming years remain an important factor for the economic scenario.

5.A.10.03 Effects of interest rates and currency devaluation/appreciation on net interest income

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

In addition, when the real depreciates, we incur: (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases; and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans and advances, as the income from such assets as measured in reais increases. Conversely, when the real appreciates, we incur: (i) losses on our assets denominated in, or indexed to, foreign currencies; and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

In 2021, our net interest income increased by 16.8% compared to 2020, to R$83,102 million in 2021 from R$71,168 million in 2020, influenced by the growth in interest and similar income, reflecting the current higher interest rate scenario, with emphasis on higher income from loans and advances to customers and financial institutions and financial assets at fair value through profit or loss and other comprehensive income.

153 – Form 20-F 2021 | Bradesco

In 2020, our net interest income increased by 8.2% compared to 2019, to R$71,168 million in 2020 from R$65,800 million in 2019, influenced by the reduction in interest and similar expenses, reflecting the current rate scenario lower interest rates, with emphasis on lower expenses with savings deposits, time deposits and funds from securities issued.

The following tables show our foreign currency denominated or indexed assets and liabilities as of the dates indicated:

As of December 31,	R$ in thousands
	2021	2020	2019
Assets
Cash and balances with banks	7,810,562	8,324,289	4,185,462
Financial assets at fair value through profit or loss	12,803,981	10,636,220	7,525,548
Financial assets at fair value through other comprehensive income	22,437,998	22,734,586	15,643,830
Financial assets at amortized cost	166,888	257,338	404,985
Loans and advances to banks	2,234,018	1,998,229	2,740,916
Loans and advances to customers	42,813,511	29,718,010	28,656,292
Investments in associates and joint ventures	-	-	-
Premises and equipment, net	30,511	31,050	29,938
Intangible assets and goodwill, net	36,860	27,719	21,156
Taxes to be offset	90,498	99,578	80,082
Deferred income tax assets	4,431	25,082	911
Other assets	28,649,930	21,304,014	27,664,435
Total assets	117,079,188	95,156,115	86,953,555
Off-balance sheet accounts – notional value
Derivatives
Futures	43,799,666	17,845,578	15,359,166
Forward	43,885,785	16,154,968	16,774,812
Options	4,668,221	4,356,532	1,188,718
Swap	48,615,735	34,525,875	23,000,379
Total assets with derivatives (a)	258,048,595	168,039,068	143,276,630

As of December 31,	R$ in thousands
	2021	2020	2019
Liabilities
Deposits from banks	36,018,086	30,045,237	31,630,281
Deposits from customers	49,306,468	33,144,976	17,808,646
Financial liabilities held for trading	-	-	-
Financial liabilities at fair value through profit or loss	4,159,438	4,556,394	1,457,142
Securities issued	10,985,645	11,225,257	3,375,634
Subordinated debt	6,247,289	14,352,946	11,127,795
Insurance technical provisions and pension plans	11,365	13,659	14,689
Other reserves	214,992	-	-
Current income tax liabilities	18,615	10,027	4,485
Deferred income tax assets	157,898	321,193	157,751
Other liabilities	14,937,015	14,948,724	9,169,541
Total liabilities	122,056,811	108,618,413	74,745,964
Off-balance sheet accounts – notional value
Derivatives
Futures	50,985,347	26,613,094	69,657,164
Forward	40,109,947	16,053,666	13,750,972
Options	3,287,469	1,212,292	1,198,893
Swap	42,861,624	30,076,443	37,720,081
Total liabilities with derivative (b)	259,301,197	182,573,908	197,073,074
Net exposure (a-b)	(1,252,602)	(14,534,840)	(53,796,444)

154 – Form 20-F 2021 | Bradesco

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2.d) (iii) and 20 to our consolidated financial statements in “Item 18. Financial Statements”.

Our net exposure in relation to our net assets amounted to 0.8% as of December 31, 2021, 9.9% as of December 31, 2020, and 39.7% as of December 31, 2019.

5.A.10.04 Taxes

Our income tax expenses comprise two federal taxes affecting adjusted net income: IRPJ, which is levied at a rate of 15.0% plus an additional 10.0% on the taxable profits that exceed R$240 thousand in a year and the Social Contribution Tax, which currently is levied at a rate of 20.0% for banks of any kind and development agencies and at 15.0% for the majority of other financial institutions (e.g., capitalization and private insurance, loan companies and security brokers, among others). On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, which increases the mentioned rates of Social Contribution by 5% and was converted into Law No. 14,183/21, which (I) increased to 25% the CSLL rate on banks, reduced to 20% as of January 1, 2022 and (ii) maintained the increase in the Social Contribution rate to 20% for most of the other financial institutions until December 31, 2021, which was subsequently reduced to 15%.

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

Brazil	R$ in thousands
USA	15,511
Argentina	-
Mexico	49,767
Cayman Islands	576
Luxembourg	4,537
Other	566
Total	70,956

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

5.A.10.06 Critical accounting policies

Our significant accounting policies are described in Note 2 to our audited consolidated financial statements in “Item 18. Financial Statements”. The following section describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and operating results. The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates or changes in the estimates between periods could cause a material impact on our financial condition and operating results, as shown in our consolidated financial statements.

155 – Form 20-F 2021 | Bradesco

We consider the following items as critical accounting policies:

•	Expected loan losses – see Note 2.d) Financial assets and liabilities – viii Expected loan losses;
•	Impairment of goodwill – see Note 2.i) Impairment losses on non-financial assets (except for deferred tax assets);
•	Contingencies – see Note 2.j) Provisions, contingent assets and liabilities and legal obligations;
•	Insurance and pension plan technical provisions – see Note 2.l) Insurance and pension plan technical provisions; and
•	Income tax – see Note 2.t) Income tax and social contribution.

5.A.20 Results by operational segment

We operate and manage our business through two segments: the banking segment; and the insurance, pension plans and capitalization bonds segment.

The following data about different segments were prepared based on reports made for management to assess performance and make decisions on allocating funds for investments and other purposes. Our Management uses various data, including financial data prepared under BR GAAP adopted in Brazil and non-financial metrics compiled on different bases. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with IFRS and, when results by segments differ significantly from the results derived from our consolidated financial statements, such differences will be explained in conjunction with the explanations of the results that precede them. See Note 5 to our consolidated financial statements in “Item 18. Financial Statements”.

For a description of the operations of our operational segments, see “Item 4.B. Business Overview”.

156 – Form 20-F 2021 | Bradesco

5.A.20.01 Results of operations for the year ended December 31, 2021, compared with the year ended December 31, 2020

The following tables set forth the principal components of our net income for 2021 and 2020, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %

	2021	2020	% change

Interest and similar income	138,223,346	119,743,371	15.4%
Interest and similar expenses	(55,121,323)	(48,575,687)	13.5%
Net interest income	83,102,023	71,167,684	16.8%
Fee and commission income	26,033,007	24,936,454	4.4%
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	(11,272,790)	(18,586,403)	(39.3)%
Net gains/(losses) on financial assets at fair value through other comprehensive income	(1,081,393)	(1,716,879)	(37.0)%
Net gains/(losses) on foreign currency transactions	(425,732)	(1,010,972)	(57.9)%
Gross profit from insurance and pension plans	6,073,461	7,578,707	(19.9)%
- Insurance and pension income	76,221,161	68,410,501	11.4%
- Insurance and pension expenses	(70,147,700)	(60,831,794)	15.3%
Other operating income	(6,706,454)	(13,735,547)	(51.2)%
Expected loss on loans and advances	(9,358,234)	(18,711,841)	(50.0)%
Expected loss on other financial assets	(255,975)	(833,434)	(69.3)%
Personnel expenses	(20,013,692)	(18,965,477)	5.5%
Other administrative expenses	(15,993,155)	(15,484,126)	3.3%
Accumulated depreciation and amortization	(5,772,900)	(5,921,030)	(2.5)%
Other operating income/(expenses)	(18,603,757)	(18,822,246)	(1.2)%
Other operating expense	(69,997,713)	(78,738,154)	(11.1)%
Income before income taxes and share of profit of associates and joint ventures	32,430,863	3,630,437	793.3%
Share of profit of associates and joint ventures	421,504	444,858	(5.2)%
Income before income taxes and non-controlling interests	32,852,367	4,075,295	706.1%
Income taxes	(9,471,563)	11,958,666	(179.2)%
Net income for the year	23,380,804	16,033,961	45.8%

157 – Form 20-F 2021 | Bradesco

Segment	R$ in thousands, except %
	As of and for the year ended December 31,
	Banking (A)			Insurance, Pension Plans and Capitalization Bonds (B)
	2021	2020	% change	2021	2020	% change
Revenue from financial intermediation	98,849,913	74,335,609	33.0%	20,204,517	22,444,253	(10.0)%
Expenses from financial intermediation	(34,560,608)	(23,937,104)	44.4%	(13,192,413)	(18,341,232)	(28.1)%
Financial margin	64,289,305	50,398,505	27.6%	7,012,104	4,103,021	70.9%
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	(25,268,087)	(38.7)%	-	-	-
Gross income from financial intermediation	48,789,148	25,130,418	94.1%	7,012,104	4,103,021	70.9%
Other income from insurance, pension plans and capitalization bonds	-	-	-	5,177,940	8,074,969	(35.9)%
Fee and commission income and income from banking fees	31,866,568	30,307,248	5.1%	1,779,999	1,875,701	(5.1)%
Personnel expenses	(18,425,804)	(17,714,158)	4.0%	(2,040,452)	(1,903,919)	7.2%
Other administrative expenses	(19,676,660)	(19,349,706)	1.7%	(1,494,814)	(1,524,278)	(1.9)%
Tax expenses	(6,340,354)	(5,476,957)	15.8%	(983,979)	(1,038,918)	(5.3)%
Share of profit (loss) of unconsolidated and jointly controlled companies	7,505	(271)	-	98,692	98,937	0.2%
Other operating income / expenses	(13,689,730)	(15,634,441)	(12.4)%	(721,996)	(1,033,754)	(30.2)%
Operating profit/(loss)	22,530,673	(2,737,867)	-	8,827,494	8,651,759	2.0%
Non-operating income/(expense)	(308,942)	(284,469)	8.6%	36,765	(197,204)	-
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,522,891)	14,508,637	-	(3,520,279)	(3,425,110)	2.8%
Net income	16,698,840	11,486,301	45.4%	5,343,980	5,029,445	6.3%

	As of and for the year ended December 31,
	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2021 (A+B+C)	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2020 (A+B+C)
Revenue from financial intermediation	119,054,430	6,389,001	125,443,431	96,779,862	1,649,255	98,429,117
Expenses from financial intermediation	(47,753,021)	(7,368,302)	(55,121,323)	(42,278,336)	(6,297,351)	(48,575,687)
Financial margin	71,301,409	(979,301)	70,322,108	54,501,526	(4,648,096)	49,853,430
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	5,885,948	(9,614,209)	(25,268,087)	5,722,812	(19,545,275)
Gross income from financial intermediation	55,801,252	4,906,647	60,707,899	29,233,439	1,074,716	30,308,155
Other income from insurance, pension plans and capitalization bonds	5,177,940	1,516,438	6,694,378	8,074,969	23,773	8,098,742
Fee and commission income and income from banking fees	33,646,567	(7,613,560)	26,033,007	32,182,949	(7,246,495)	24,936,454
Personnel expenses	(20,466,256)	452,564	(20,013,692)	(19,618,077)	652,600	(18,965,477)
Other administrative expenses	(21,171,474)	(594,581)	(21,766,055)	(20,873,984)	(531,172)	(21,405,156)
Tax expenses	(7,324,333)	495,876	(6,828,457)	(6,515,875)	466,973	(6,048,902)
Share of profit (loss) of unconsolidated and jointly controlled companies	106,197	315,307	421,504	98,666	346,192	444,858
Other operating income / expenses	(14,411,726)	2,252,612	(12,159,114)	(16,668,195)	3,869,695	(12,798,500)
Operating profit/(loss)	31,358,167	1,731,303	33,089,470	5,913,892	(1,343,718)	4,570,174
Non-operating income/(expense)	(272,177)	35,074	(237,103)	(481,673)	(13,206)	(494,879)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(9,043,170)	(428,393)	(9,471,563)	11,083,527	875,139	11,958,666
Net income	22,042,820	1,337,984	23,380,804	16,515,746	(481,785)	16,033,961

158 – Form 20-F 2021 | Bradesco

The following are explanations of material changes to the material line items in our statement of income prepared in accordance with IFRS:

➢	Interest and similar income

Our interest and similar income increased by R$18,480 million, or 15.4%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020, due to the growth in the average volume of interest-earning assets, with a positive impact on our revenues of R$13,912 million in addition to the increase in interest rates on our interest-earning assets related to the increase in the Selic rate in Brazil, which increased to 9.25% as of December 31, 2021, from 2.0% as of December 31, 2020, increasing our revenues by R$4,568 million.

➢	Interest and similar expenses

Our interest and similar expenses increased by R$6,546 million or 13.5% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, as a result of (i) the increase in rates on our interest-bearing liabilities related to the increase in the Selic rate in Brazil, increasing our expenses by R$3,300 million, and (ii) the increase in the average volume of interest-bearing liabilities, which increased our expenses by R$3,245 million.

➢	Fee and commission income

Our fee and commission income increased by 4.4% for the year ended December 31, 2021, compared to the year ended December 31, 2020, reflecting an increase in revenues with: (i) cards (+11.2%); (ii) consortia administration (+14.7%); and (iii) custody and brokerage services (+7.8%), partially offset by lower revenues from: (i) collections and payments (-7.7%); and (ii) guarantees provided (-11.7%).

➢	Net gains / (losses) on financial assets and liabilities at fair value through profit or loss

Our net losses on financial assets and liabilities at fair value through profit or loss decreased by 39.3% in 2021 as compared to 2020, as a result of the performance in derivative financial instruments, which was an increase of R$762 million for the year ended December 31, 2021 compared to a loss of R$19,188 million for the year ended December 31, 2020. This was a reflection of the income from future contracts, which includes the income and respective adjustment to the fair value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency. The decrease was partially offset by the results obtained from fixed income, which changed to a loss of R$9,957 million for the year ended December 31, 2021 from an increase of R$785 million for the year ended December 31, 2020.

➢	Net income from insurance and pension plans

Our net income from insurance and pension plans decreased by 19.9% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily as a result of the increase in expenses of reported claims (+24.6%) and the performance of the insurance technical provisions (+13.0%), which were partially offset by the increase in revenues with premiums issued in the period (+11.9%).

➢	Expected losses on loans and advances

Our expected losses on loans and advances decreased by 50.0% in 2021 as compared to 2020 primarily as a result of the increased provision related to the adverse economic scenario that occurred in 2020.

159 – Form 20-F 2021 | Bradesco

➢	Personnel expenses

Our personnel expenses increased by 5.5% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, as a result of increased expenses with: (i) payroll and social charges (+6.3%), reflecting the collective bargaining agreement that has applied since September 2021 (10.97% in 2021 vs. 1.5% in 2020); and (ii) employee participation in profit, resulting from the growth of net income and performance of the business areas.

5.A.20.01-01 Net Interest Income

Our net interest income, as presented in our segment reporting, is equivalent to the aggregate of the following IFRS captions: net interest income; net gains/(losses) on financial assets/liabilities at fair value through profit or loss; net gains/(losses) on financial assets at fair value through other comprehensive income and net gains/(losses) on foreign currency transactions. It reflects the net income of our financial intermediation activities before the expenses with expected losses on loans and advances.

The following table shows, by segment, how much of the variation in our net interest income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2021 and 2020:

	R$ in thousands
	Banking	Insurance, pension and capitalization bonds
	2021/2020
	Increase/(decrease)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	2,953,477	(214,851)
Due to changes in average interest rates	6,705,887	2,557,637
Due to Brazilian real appreciation/depreciation	11,819	(88)
Non-interest gains / losses	4,219,617	566,385
Net change	13,890,800	2,909,083

➢	Banking

The increase of 27.6% in net interest income is related to the increase in revenues from financial intermediation, a reflection of the increase in average rates on our interest-earning assets, influenced by the Selic rate in Brazil and resulting in an increase of R$6,718 million in our revenues, in addition to the growth in the average volume of our business. This contributed positively to our result with R$2,953 million, driven mainly by the 12.6% growth in average credit assets, with emphasis on our consumer loan portfolio (principally payroll-deductible and personal loans, credit cards and vehicle loans), housing loans, and working capital, in addition to the higher revenue from financial intermediation from investments available for sale.

➢	Insurance, pension plans and capitalization bonds

The increase of 70.9% in net interest income is related to a decrease in expenses from financial intermediation, consisting mainly of the variation in technical provisions. This increase was partially offset by a reduction in the average volume of our business.

160 – Form 20-F 2021 | Bradesco

a) Revenue from financial intermediation

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2021 and 2020:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2021	2020	% change
Average balance of interest-earning assets
Financial assets at fair value through profit or loss	286,972,479	251,892,319	13.9%
Financial assets at fair value through other comprehensive income	213,127,477	180,175,796	18.3%
Financial assets at amortized cost	177,518,783	170,156,931	4.3%
Loans and advances to banks	106,562,557	130,746,455	(18.5)%
Loans and advances to customers	557,243,883	484,602,733	15.0%
Compulsory deposits with the Central Bank	78,418,958	70,833,791	10.7%
Other interest-earning assets	103,678	191,287	(45.8)%
Total	1,419,947,815	1,288,599,312	10.2%
Average interest rate earned	9.7%	9.3%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2021	2020	% change	2021	2020	% change
Average balance of interest-earning assets
Financial assets held for trading	75,255,580	58,863,009	27.8%	228,177,882	226,970,983	0.5%
Financial assets available for sale	244,451,671	208,747,915	17.1%	60,824,736	50,532,314	20.4%
Investments held to maturity	60,768,354	64,217,718	(5.4)%	29,812,070	31,406,122	-5.1%
Loans and advances to banks	135,623,384	159,204,754	(14.8)%	-	-	-
Loans and advances to customers	547,953,370	486,552,793	12.6%	-	-	-
Compulsory deposits with the Central Bank	85,533,807	83,282,217	2.7%	-	-	-
Other interest-earning assets	291,218	350,452	(16.9)%	-	-	-
Total	1,149,877,385	1,061,218,858	8.4%	318,814,689	308,909,419	3.2%
Average interest rate earned	9.6%	9.0%		5.8%	6.9%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, how much of the variation in our revenue from financial intermediation was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2021 and 2020

	Banking	Insurance, pension and capitalization bonds
	2021/2020
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	9,975,802	498,889
Due to changes in average interest rates	4,455,245	(3,307,696)
Due to Brazilian real appreciation/depreciation	162,365	(88)
Non-interest gains / losses	9,920,892	569,158
Net change	24,514,304	(2,239,736)

161 – Form 20-F 2021 | Bradesco

➢	Banking

The increase of 33.0% in revenue from financial intermediation is a reflection of the increase in: (i) the average volume of our business, which contributed positively to our revenues with R$9,976 million, due to the increase in our portfolio of loans and advances to clients and investments available for sale; and (ii) the average rates on our interest-earning assets, influenced by the Selic rate.

Revenue from financial intermediation from loans and advances to clients totaled R$73,570 million, an increase of 8.9% compared to the year ended December 31, 2020. This increase is related to the increase of 12.6% in the average balance of these assets, contributing to our income with R$8,302 million. Among the products of loans and advances for Individuals, which increased in volume by 23.2% in comparison to the year ended December 31, 2020, we highlight housing loans (+31.2%), payroll-deductible loans (+20.7%) and credit cards (+30.5%). In addition, our loans and advances to legal entities also increased by 15.3% compared to 2020, highlighting working capital (+11.5%), vehicle financing (+35.9%) and rural loans (+54.4%).

Revenue from financial intermediation from investments held to maturity totaled R$4,032 million, a decrease of 28.6% compared to the year ended December 31, 2020. This decrease is related to the decrease of 5.4% in the average volume of these assets, negatively impacting our income by R$290 million.

The revenue from financial intermediation from compulsory deposits with the Central Bank of Brazil totaled R$3,102 million, a growth of 53.7% compared to the year ended December 31, 2020. This increase is related to the increase in the Selic rate, in addition to the increase of 2.7% in the average volume of these assets, contributing positively to our income by R$56 million.

Revenue from financial intermediation from loans and advances to banks totaled R$8,856 million, an increase of 36.6% compared to the year ended December 31, 2020. This growth is related to the increase in the Selic rate, being partially offset by the drop of 14.8% in the average volume of these assets, negatively impacting our income by R$1,075 million.

Revenue from financial intermediation from financial assets available for sale totaled R$16,514 million, an increase of 37.5% compared to 2020. This increase is primarily related to the increase of 17.1% in the average volume of these assets, contributing positively to our income by R$2,232 million.

Revenue from financial intermediation from financial assets for trading totaled R$4,514 million, an increase of 97.7% compared to the year ended December 31, 2020. This increase is related to the increase in the Selic rate, in addition to the increase of 27.8% in the average volume of these assets, contributing positively to our income by R$753 million.

The variation in non-interest gains/losses is mainly related to the results obtained from derivative financial instruments, reflecting the result from future contracts, which includes the result and respective adjustment to the fair value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

➢	Insurance, pension plans and capitalization bonds

The 10.0% decrease in revenue from financial intermediation mainly reflects the 18.8% decrease in revenues from financial assets for trading, due to the lower result from investments in equity investment funds – VGBL, which negatively impacted our revenues by R$2,466 million.

162 – Form 20-F 2021 | Bradesco

b) Expenses from financial intermediation

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2021 and 2020:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2021	2020	% change

Average balance of interest-bearing liabilities
Savings deposits	136,684,040	122,871,162	11.2%
Time deposits	363,805,673	303,480,700	19.9%
Securities sold under agreements to repurchase	230,801,644	199,579,332	15.6%
Borrowing and on-lending	53,530,617	52,739,037	1.5%
Securities issued	145,415,334	161,510,259	(10.0)%
Subordinated debt	49,187,639	52,789,319	(6.8)%
Insurance technical provisions and pension plans	287,875,420	276,710,567	4.0%
Total	1,267,300,367	1,169,680,376	8.3%
Average interest rate paid	4.3%	4.2%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2021	2020	% change	2021	2020	% change
Average balance of interest-bearing liabilities
Savings deposits	136,412,968	122,480,491	11.4%	-	-	-
Time deposits	366,713,286	304,669,499	20.4%	-	-	-
Securities sold under agreements to repurchase	273,352,266	250,355,198	9.2%	-	-	-
Borrowing and on-lending	79,010,046	53,232,030	48.4%	-	-	-
Securities issued	150,382,413	166,343,591	(9.6)%	-	-	-
Subordinated debt	47,897,295	52,694,783	(9.1)%	-	-	-
Technical provisions for insurance, pension plans and capitalization bonds	-	-	-	287,875,420	276,710,567	4.0%
Total	1,053,768,274	949,775,592	10.9%	287,875,420	276,710,567	4.0%
Average interest rate paid	4.5%	4.4%		4.6%	6.6%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, how much of the variation in our expenses from financial intermediation was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing 2021 to 2020:

	Banking	Insurance, pension and capitalization bonds
	2021/2020
	Increase/(decrease)
Due to changes in average volume of interest-bearing liabilities	7,022,325	713,741
Due to changes in average interest rates	(2,250,642)	(5,865,333)
Due to Brazilian real appreciation/depreciation	150,546	-
Non-interest gains / losses	5,701,275	2,773
Net change	10,623,504	(5,148,819)
163 – Form 20-F 2021 | Bradesco

➢	Banking

The 44.4% increase in expenses from financial intermediation is related to the increase in the average volume of our business, which increased our expenses by R$7,022 million, with emphasis on borrowing and onlending expenses and time deposits.

The increase in non-interest gains/losses is mainly related to the results obtained from derivative financial instruments, reflecting the result from futures contracts, including the result and respective adjustment to the market value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

➢	Insurance, pension plans and capitalization bonds

The decrease in expenses from financial intermediation is related to the behavior of the financial-economic indexes, primarily IGP-M and IPCA, which impacted the restatement of the technical provisions, in addition to the increase in the average volume of our business, which increased our expenses by R$713 million.

5.A.20.01-02 Expected losses on loans and advances to clients

In view of the differences between the accounting practices for expected losses on loans and advances to clients under the accounting practices adopted in our segment reporting (which are based on BR GAAP) and IFRS, we present below a reconciliation of those accounting practices differences, as well as the related analysis of the variations of the expenses under IFRS:

	R$ in thousands, except %
	2021	2020	% change
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	(25,268,087)	(38.7)%
Accounting Practices Diferences (IFRS x BR GAAP)	(151,554)	(636,849)	(76.2)%
Expected loss on loans and advances and other financial assets (1) (2)	(15,348,603)	(24,631,238)	(37.7)%

(1)It includes expected losses on loan commitments and financial guarantess provided; and

(2) Does not include Revenue from credit recovery in the amount of R$5,990 million in 2020 (R$5,919 million in 2020) that in the BR GAAP are allocated in Other Operating Income, while in the IFRS they are allocated in Expected Loss on Loans and Advances.

➢	Difference between accounting practices for expected losses on loans and advances

Under BR GAAP, the measurement of credit risk is based on expected losses according to CMN Resolution No. 2,682/99, which includes a minimum provision for each loan category. For further information, see “Item 4.B. Business Overview – 4.B.70 – Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of loans and advances”.

The following table shows changes in our expected losses on loans and advances, expenses with losses of loans and advances, operations recovered and charge-offs for the years ended 2021 and 2020, as well as our ratio of expenses with losses related to the average balances of loans and advances to clients (shown as a percentage of the average balance of loans and advances to clients), in all cases based on consolidated financial data prepared in accordance with IFRS:

	R$ in thousands, except %
	2021	2020	% change
Balance at the beginning of the period	45,757,651	38,152,384	19.9%
Expected credit loss for loans and advances (1) (2)	15,348,603	24,631,238	(37.7)%
Loan charge-offs	(14,923,912)	(17,025,971)	(12.3)%
Expected credit losses for loans and advances at the end of the year	46,182,342	45,757,651	0.9%
Ratio of expected credit losses for loans and advances to average loans and advances to customers	2.8%	5.1%

(1)It includes expected losses on loan commitments and financial guarantess provided; and

164 – Form 20-F 2021 | Bradesco

(2) Does not include Revenue from credit recovery in the amount of R$ 5,990 million in 2020 (R$ 5,919 million in 2020) that in the BR GAAP are allocated in Other Operating Income, while in the IFRS they are allocated in Expected Loss on Loans and Advances.

In 2021, our expected losses on loans and advances decreased by 37.7%, mainly a reflection of the increased provision related to the adverse economic scenario that occurred in 2020 and that was not needed in 2021. Noteworthy that our level of provisioning is based on statistical models that capture historical and prospective information and continues to reflect our expectation of losses in different economic scenarios. As of December 31, 2021, our level of loans losses/write-offs, net of recoveries, reached 1.6% in the average balance of loans and advances to clients (2.3% as of December 31, 2020).

We believe that our expected losses on loans and advances are sufficient to cover futures losses for our portfolio, which can be evidenced, among other indicators, by our coverage ratio, measured by the total expected losses in relation to the total of overdue loans over 60 days, which at the end of 2021 was of 220.0% (313,5% in 2020).

Our portfolio of loans and advances to clients increased by 19.6% from R$513,217 million in 2020 to R$613,834 million in 2021, a reflection of the increase in operations with: (i) legal entities presenting an increase of 14.3% in comparison to 2020, highlighting the increase of 20.8% in loans (including working capital, rural loans and others); and (ii) individuals presenting an increase of 24.9% in comparison to 2020, highlighting: (a) 38.3% increase in housing loans; and (b) 20.9% increase in payroll-deductible loans.

5.A.20.01-03 Fee and commission income, Net profit from insurance, pension plans and capitalization bonds, Share of profit of associates and joint ventures and other non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2021 and 2020:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2021	2020	% change
Fee and commission income	26,033,007	24,936,454	4.4%
Net profit from insurance and pension plans	6,073,461	7,578,707	(19.9)%
Share of profit of associates and joint ventures	421,504	444,858	(5.2)%
Other non-interest income	18,004,494	16,139,105	11.6%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2021	2020	% change	2021	2020	% change
Fee and commission income and income from banking fees	31,866,568	30,307,248	5.1%	1,779,999	1,875,701	(5.1)%
Other income from insurance, pension plans and capitalization bonds	-	-	-	5,177,940	8,074,969	(35.9)%
Share of profit (loss) of associates and jointly controlled companies	7,505	(271)	-	98,692	98,937	(0.2)%
Other non-interest income	7,732,822	7,162,888	8.0%	1,867,643	1,533,688	21.8%
165 – Form 20-F 2021 | Bradesco

➢	Banking
•	Fee and Commission Income: The increase in our non-interest income occurred mainly due to the resumption of economic activity in 2021 and the diversity of products and services offered, reflecting the performance of fee and commission income and with an emphasis on the increase of: (i) 10.0% in card revenues, resulting from a 21.4% increase in the financial volume transacted by our cardholder, partly due to the increase in the issuing of cards through digital channels; (ii) 8.2% in custody and brokerage services, due to the higher volume of transactions on the stock exchange; and (iii) 3.9% in loan operations related to the increase in the volume of credit origination per business day, highlighting the revenue from housing loans and the good performance of working capital and commissions on guarantees provided (sureties and guarantees).

➢	Insurance, pension plans and capitalization bonds
•	Other income from insurance, pension plans and capitalization bonds: The decrease in our non-interest income was due to the decrease in income from insurance, pension plans and capitalization bonds, a reflection of the higher expenses with retained claims. The claims ratio (retained claims/earned premiums) deteriorated to 81.6% in 2021 (73.6% in 2020). Noteworthy that the premiums issued (revenues) increased by 10.9% compared to 2020.

➢	Main difference between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main difference between our non-interest income by segment (based on BR GAAP) and our consolidated non-interest income (IFRS) for the year ended December 31, 2021:

•	Fee and Commission Income: the difference of R$7,614 million mainly refers to: (i) adjustments of consolidation, originating from proportionally consolidated companies and the “non-consolidation” of exclusive funds in the amount of R$6,279 million; and (ii) the adjustments due to differences in accounting standards used in our managerial reports and financial statements that were prepared in IFRS in the amount of R$1,496 million, which primarily relates to differences in the basis for calculating effective interest rates under IFRS as compared to BR GAAP.

5.A.20.01-04 Personnel expenses, Other administrative expenses and other non-interest expenses

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expenses for 2021 and 2020:

Consolidado	Em milhares de reais, exceto porcentagens
	Exercício findo em 31 de dezembro de
	2021	2020	% change

Personnel expenses	(20,013,692)	(18,965,477)	5.5%
Other administrative expenses	(15,993,155)	(15,484,126)	3.3%
Accumulated depreciation and amortization	(5,772,900)	(5,921,030)	(2.5)%
Other non-interest expense	(36,608,250)	(34,961,351)	4.7%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2021	2020	% change	2021	2020	% change
Personnel expenses	(18,425,804)	(17,714,158)	4.0%	(2,040,452)	(1,903,919)	7.2%
Other administrative expenses	(19,676,660)	(19,349,706)	1.7%	(1,494,814)	(1,524,278)	(1.9)%
Other non-interest expense	(28,071,848)	(28,558,755)	(1.7)%	(3,536,853)	(3,803,564)	(7.0)%

166 – Form 20-F 2021 | Bradesco

➢	Banking

The increase in our non-interest expenses occurred mainly due to:

•	Personnel expenses: increase in personnel expenses due to increased expenses with: (i) payroll and social charges, a reflection of the collective bargaining agreement that was applied from September 2021 (10.97% in 2021 vs. 1.5% in 2020); and profit sharing, resulting from the growth of net income and performance of the business areas; and

Other administrative expenses: increase in administrative expenses, related to the increase in the volume of business as well as the institutional expenses of advertising and publicity aimed at the offer of products, in addition to higher investments in technology for the expansion of client service platforms. Noteworthy that even with the high inflation accumulated in 12 months (IPCA 10.1% and IGP-M 17.8%), our other administrative expenses increased by only 1.7% compared to 2020.

➢	Insurance, pension plans and capitalization bonds
•	Other non-interest expenses: The decrease in our non-interest expenses occurred mainly due to the increase in other non-interest expenses, a reflection of the increase in provision for technical reserves in 2021 (an impact of the Covid-19).

5.A.20.01-05 Income tax and social contribution

We prepare the information about segments so that management can assess the performance and make decisions regarding the allocation of resources for investments and other purposes. The calculation of income tax and social contribution, as required by the current Brazilian laws and regulations, is performed for each legal entity and disclosed on a consolidated basis. Consequently, there is no direct relationship with the presentation per segment. Management’s decisions for tax purposes are based on analysis by a legal entity and on a consolidated basis; consequently, Management includes consolidated data, which were discussed and analyzed, as a relevant disclosure in relation to the decision-making process.

The following table shows, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2021	2020
Income before income tax and social contribution	32,852,367	4,075,295
Total burden of income tax and social contribution at the current rates	(14,783,565)	(1,833,883)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	189,677	200,186
Interest on shareholders’ equity	3,258,040	2,496,587
Other amounts (1)	1,864,285	11,095,776
Income tax and social contribution for the period	(9,471,563)	11,958,666
Effective rate	(28.8)%	293.4%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount of R$443,247 thousand

(R$10,047,819 thousand in 2020); (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance industry, as of 2020, and of non-financial companies, in relation to that shown; and (iii) the deductions encouraged.

The variation in our income tax and social contribution is largely related to the increase in income before income tax and social contribution (taxable base), in addition to the effects of the exchange rate variations on assets and liabilities, derived from investments abroad, which decreased to R$443 million in 2021 from R$10,048 million in 2020 (which is not taxable). For more information on Income tax and social contribution, see Note 16 of our Consolidated Financial Statements in “Item 18. Financial Statements”.

167 – Form 20-F 2021 | Bradesco

5.A.20.01-06 Net Income

As a result of the above, our net income attributed to the shareholders of the controlling company, increased by 46.3%, to R$23,172 million in 2021 from R$15,837 million in 2020.

See item 5.A of our annual report for the year ended December 31, 2020, for a comparative discussion of our operating results for the years ended December 31, 2020 and 2019. FORM 20-F 2020 – Item 5.A. Operating Income – 5.A.20 Results by operational segment.

5.B. Liquidity and Capital Resources

5.B.10 Asset and liability management

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with the terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with the requirements and guidelines of the Central Bank of Brazil. Our Treasury Executive Committee for Asset and Liability Management meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and endorse the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and endorse results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by our Treasury Department.

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

168 – Form 20-F 2021 | Bradesco

5.B.20 Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. We believe that the components of our Liquidity Coverage Ratio and Net Stable Funding Ratio (LCR and NSFR), respectively are in line with best market practices as well as Basel III requirements. On December 31, 2021, the LCR and NSFR indicators were 138.1% and 117.1%, respectively. For further information on Basel III, see “Item 5.B.40 Capital Compliance – Basel III”.

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•	demand, savings, and time deposits, as well as interbank deposits, representing 36.7% of the average balance of liabilities in 2021, compared with 36.7% in 2020 and 27.4% in 2019; and
•	obligations for repurchase agreements, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies, representing 31.8% of the average balance of liabilities for 2021, compared with 33.7% in 2020 and 37.8% in 2019.

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

In relation to liquidity risk, in 2015 the National Monetary Council (“CMN”) issued the Resolution No. 4,401/15 addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system. In 2017, the CMN and the Central Bank of Brazil also published Resolution No. 4,616/17 and Circular No. 3,869/17 about the index of NSFR which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (LCR) and a long-term one (NSFR). The purpose of the LCR is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the NSFR is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, Central Bank of Brazil’s Circular No. 3,930/19, addressing the Pilar 3 Report, revoked part of Circular No. 3,869/17, concerning the dissemination of information on the NSFR. As a result of the unfolding of the Covid-19, the Central Bank of Brazil edited Circular No. 3,749/15, amending the limit of the amount of the total reserve requirements collected in the Central Bank of Brazil, not considered in portions of (i) free reserves or for release in central banks within the next thirty days; (ii) reserve requirements collected in the Central Bank of Brazil, concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 capital of the institution in Brazil.

The Central Bank of Brazil, in February 2020 published Circulars No. 3,986/20 and No. 3,987/20 and, in March 2020, Circular No. 3,993/20 which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Retrospectively, BCB No. 78/21 of the Central Bank of Brazil of March 2021, redefined the validity of the rate of compulsory deposits on term deposits of 17% until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on term deposits with the value of the bank's total financial limit on the bank's forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lesser impact came in response to the facts stemming from the Covid-19 pandemic.

169 – Form 20-F 2021 | Bradesco

The following table shows the average balance and average real interest rates of our liabilities (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2021			2020			2019
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest-bearing liabilities
Savings deposits	136,684,040	9.1%	3.1%	122,871,162	8.9%	2.5%	108,975,557	8.9%	4.2%
Time deposits	363,805,673	24.2%	3.1%	303,480,700	21.9%	1.9%	192,298,337	15.8%	4.1%
Securities sold under agreements to repurchase	230,801,644	15.3%	5.4%	199,579,332	14.4%	4.2%	191,481,640	15.7%	6.2%
Borrowing and on-lending	53,530,617	3.6%	6.3%	52,739,037	3.8%	11.2%	53,915,887	4.4%	8.2%
Securities issued	145,415,334	9.7%	5.1%	161,510,259	11.7%	3.0%	161,733,309	13.3%	5.7%
Subordinated debt	49,187,639	3.3%	6.4%	52,789,319	3.8%	4.6%	53,387,035	4.4%	6.9%
Insurance technical provisions and pension plans (1)	287,875,420	19.1%	4.6%	276,710,567	20.0%	6.6%	258,822,232	21.2%	6.5%
Total interest-bearing liabilities	1,267,300,367	84.2%	4.3%	1,169,680,376	84.4%	4.2%	1,020,613,997	83.8%	5.7%
Non-interest-bearing liabilities		-
Demand deposits	52,046,617	3.5%		42,389,455	3.1%	-	32,764,740	2.7%	-
Other non-interest-bearing liabilities	186,000,708	12.4%		173,379,562	12.5%	-	165,177,418	13.6%	-
Total non-interest-bearing liabilities	238,047,325	15.8%		215,769,017	15.6%	-	197,942,158	16.2%	-
Total liabilities	1,505,347,692	100.0%		1,385,449,393	100.0%	-	1,218,556,155	100.0%	-

(1) The majority of this amount is related to PGBL and VGBL pension plans.

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2021	2020	2019
Savings deposits	139,341,042	136,698,248	114,177,799
Time deposits (1)	378,427,161	359,144,377	215,135,735
Securities sold under agreements to repurchase	222,574,700	217,108,353	174,100,023
Borrowing and on-lending	50,270,853	47,781,428	51,743,527
Securities issued	166,228,542	144,903,825	170,727,564
Subordinated debt	54,451,077	53,246,232	49,313,508
Insurance technical provisions and pension plans	286,386,634	279,465,384	268,302,691
Total interest-bearing liabilities	1,297,680,009	1,238,347,847	1,043,500,847
Demand deposits	58,121,774	51,840,504	38,890,067
Other non-interest-bearing liabilities	169,541,703	168,348,065	160,593,197
Total non-interest-bearing liabilities	227,663,477	220,188,569	199,483,264
Total liabilities	1,525,343,486	1,458,536,416	1,242,984,111

Total deposits	575,889,977	547,683,129	368,203,601

(1) Includes interbank deposits.

170 – Form 20-F 2021 | Bradesco

5.B.20.01 Deposits

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2021, our deposits totaled R$575.9 billion, representing 37.8% of our total liabilities.

We provide the following types of deposit and registration accounts:

•	checking accounts;
•	savings accounts;
•	time deposits;
•	interbank deposits from financial institutions;
•	accounts for salary purposes; and
•	accounts for payment of the INSS benefit.

For additional information regarding our deposits, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average deposit balances and interest rates”.

5.B.20.02 Obligations for repurchase agreements

Obligations for repurchase agreements consist mainly of funding we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transaction is generally short-term (normally intraday or overnight) and is volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE(Regulatory Equity), a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

The following table summarizes our funding with repurchase agreements for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2021	2020	2019
Securities sold under agreements to repurchase
Amount outstanding	222,574,700	217,108,353	174,100,023
Maximum amount outstanding during the period	239,254,810	227,188,330	201,339,994
Weighted average interest rate at period end	7.6%	1.7%	4.3%
Average amount during the period	230,801,644	199,579,332	191,481,640
Weighted average interest rate during the period (1)	5.4%	4.2%	6.2%

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

171 – Form 20-F 2021 | Bradesco

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB) which are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds. For more information on our onlending transactions, see “Item 4.B Business Overview – 4.B.30.01-02.02 Loans and advances to clients”.

5.B.20.04 Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

➢	Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and legal entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with a shorter period of maturity, which are divided into two modalities:
•	Simple: consists of the promise of payment in nominative, transferable cash. In this way, it can be negotiated on the secondary market; and
•	Subordinated: with an initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for Qualified Investors.
➢	Real estate credit notes: securities for individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary correction;
➢	Agribusiness credit notes: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and
➢	Letter of credit property guaranteed: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system.

The following table presents a summary of our resources of issuing of securities on the dates indicated:

As of December 31,	R$ in thousands
	2021	2020	2019
Securities issued
Financial bills	79,752,267	81,588,961	120,518,300
Real estate credit notes	41,461,933	27,601,333	27,019,439
Agribusiness notes	17,300,060	14,694,484	13,149,546
Letters property guaranteed	13,936,949	7,930,718	5,540,086
Securities issued through securitization	9,135,795	9,112,256	1,967,746
Euronotes	1,849,851	2,113,000	1,407,888
Structured Operations Certificates	2,791,687	1,863,073	1,124,559
Total	166,228,542	144,903,825	170,727,564

172 – Form 20-F 2021 | Bradesco

5.B.20.05 Sources of additional liquidity

Following the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or Redesconto). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

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

5.B.20.06 Contractual obligations and off-balance sheet obligations

In addition to our loan and advances operations, we undertake credit transactions to manage our clients' financing needs. These transactions are not recorded on our balance sheet in accordance with IFRS. The following table summarizes our contractual obligations and transactions as of December 31, 2021:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year (1)	From 1 to 5 years	More than 5 years	Indefinite	Total
Time deposits	27,013,821	27,881,187	81,787,192	236,870,167	219,150	-	373,771,517
Demand deposits	58,121,774	-	-	-	-	-	58,121,774
Securities sold under agreements to repurchase	215,478,453	5,234,059	332,069	742,235	787,884	-	222,574,700
Borrowings	2,869,340	7,502,167	16,174,597	-	-	-	26,546,104
Onlending	1,399,772	1,009,250	5,097,242	12,913,417	3,305,068	-	23,724,749
Securities issued	3,403,249	29,178,083	30,527,692	96,978,356	6,141,162	-	166,228,542
Subordinated debt	3,877	6,251,255	5,552,706	22,014,994	9,169,665	11,458,580	54,451,077
Insurance technical provisions and pension plans	238,209,989	-	-	48,176,645	-	-	286,386,634
Other obligations (2)	97,135,777	6,844,914	9,893,194	7,951,496	265,805	-	122,091,186
Total	643,636,052	83,900,915	149,364,692	425,647,310	19,888,734	11,458,580	1,333,896,283
Commitments to extend credit (3)	126,222,431	60,701,693	107,051,993	10,022,247	5,105,661	-	309,104,025
Financial guarantees (4)	3,076,537	4,205,865	28,849,022	25,525,437	21,810,232	-	83,467,093
Letters of credit for imports	291,665	443,144	414,847	83,378	-	-	1,233,034
Total	129,590,633	65,350,702	136,315,862	35,631,062	26,915,893	-	393,804,152
General Total	773,226,685	149,251,617	285,680,554	461,278,372	46,804,627	11,458,580	1,727,700,435
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over;

(2) Includes lease operations, in the amount of R$4.7 billion;

(3) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(4) It refers to guarantees mostly provided for Corporate customers.

We guarantee the performance of our clients in respect of obligations with third parties. We have a right of recourse against the client to recover any amounts paid under these guarantees. In addition, we may retain cash or other highly liquid collateral to guarantee these commitments. The contracts are subject to the same credit assessment as other credit concessions.

173 – Form 20-F 2021 | Bradesco

Letters of credit are commitments issued by us to guarantee the performance of a client's obligations to a third party. We issue commercial letters of credit to facilitate foreign trade transactions and to evaluate public and private debt issuance agreements, including commercial paper, securities financing and similar transactions. These instruments are short-term commitments to pay the beneficiary of a third party, under certain contractual conditions, for the shipment of products. The contracts are subject to the same credit assessments applied to other credit concessions.

We expect many of these guarantees to expire without the need for a cash advance. Therefore, in the normal course of business, we expect that such transactions will not impact our liquidity.

5.B.30 Cash flow

In 2021, 2020 and 2019, our cash flow was affected by our business strategy and changes in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

As of December 31,	R$ in thousands
	2021	2020	2019
Net cash provided by/(used in) operating activities	(101,995,305)	142,432,591	(19,453,969)
Net cash provided by/(used in) investing activities	(19,306,043)	20,462,491	(15,326,749)
Net cash provided by/(used in) financing activities	(1,608,760)	(36,405,981)	(14,318,248)
Net increase (decrease) in cash and cash equivalents	(122,910,108)	126,489,101	(49,098,966)

➢  2021

The variation in cash and cash equivalents observed in the period is related to:

•	Higher volume of cash invested in operating activities, due to the increase in the availability of funds for loans and advances to customers and financial institutions and in financial assets at fair value through profit or loss, in addition to the reduction in funds from clients and financial institutions.
•	Higher volume of cash invested in investment activities, due to the increase in the acquisition of financial assets at fair value through other comprehensive income, partially offset by the increase in the sale of these assets and lower interest received.
•	Reduction in investments in financing activities, due to the higher volume of funds from the issuance of bonds and subordinated debt, partially offset by the payment of interest on equity and dividends.

➢  2020

The increase in cash and cash equivalents observed during the period is related to the:

•	A decrease in cash generated by operating activities, due to the increase of resources received from clients and financial institutions, in addition to the reduction in compulsory deposits with the Central Bank of Brazil;
•	A decrease in cash generated by investing activities, reflecting the higher volume of maturities of financial assets at amortized cost and by higher interest received on these assets, partially offset by an increase in the acquisition of financial assets at amortized cost; and
•	Higher volume of cash used in financing activities, due to the higher volume of payment of funds from the issuance of securities and interest paid, partially offset by lower volume of funds by securities.

174 – Form 20-F 2021 | Bradesco

➢  2019

The higher reduction in cash and cash equivalents observed during the period is related:

•	To the higher investment in operational activities, which had as its main factors, the increase in the availability of resources for loans and advances to clients and financial institutions, in addition to the decrease of resources from clients and our result before charges and taxes on profit; and
•	To the higher volume of cash used in financing activities, mainly due to the payment of interest on own capital and dividends, including the payment of extraordinary dividends, made on October 23, 2019, in the amount of R$8,000 billion.

These factors were partially offset by:

•	A decrease in investment as part of investment activities, reflected in lower volumes of purchases of financial assets, partially offset by the lower interest received.

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

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure the inclusion of material risks in capital structure. The Basel III Accord recommends the implementation of a leverage ratio as a supplementary capital measure, which, together with the Basel Ratio, aims to limit a financial institutions’ risk exposure. It also assesses leverage through the ratio between Tier I Capital and book value assets plus off-balance exposure (overdraft facilities, sureties, guarantees and derivatives).

In 2011, BCBS extended Basel III rules with additional requirements applicable to unusual instruments of Tier I and Tier II Capital. This review seeks to enhance the quality and quantity of capital of financial institutions, in order to make the financial system more resilient and reduce risks and costs, resulting in an improvement of the prudential framework, defining the regulatory capital and the amount of capital allocated as primary elements. Accordingly, to be included as part of Tier I and Tier II Capital, the instrument should have a provision for it to be canceled or converted into common shares, at the discretion of the competent regulatory authority, upon the occurrence of an “activator event”.

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

175 – Form 20-F 2021 | Bradesco

CNC Resolution No. 84/21, which entered into force on May 3, 2021, establishes that financial institutions authorized to operate by the Central Bank of Brazil should prepare and forward to the Central Bank of Brazil, on a monthly basis, information regarding (i) exposures to market risk, (ii) exposures related to the calculation of the RWA for market risk, used for the purpose of calculating minimum requirements for RE, Tier I, Common Equity and Additional of Common Equity; and (iii) exposures to the risk of interest rate variation in instruments classified in the banking portfolio.

In accordance with the rules set forth by the CMN Resolution No. 4,955/21, the RE of a financial institution consists of Tier I Capital plus Tier II Capital and is used when setting its operating limits.

•	Tier I Capital is aimed at helping the bank remain solvent, that is, remaining a going concern. Since the entry into force of Basel III, Tier I Capital was divided into two new subgroups:
o	Common Equity composed, basically by shares and reserves; and
o	Additional Equity composed, basically by instruments that are analogous to hybrid capital and debt instruments.
•	Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency.

In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than Additional of Common Equity (ACP), corresponding to the sum of the Additional of the Capital Conservation Buffer, the Countercyclical Capital Buffer and of Systemic Importance. Non-compliance with the rules of ACP causes restrictions on the payment of dividends and interest on own capital, net surplus, share buybacks, reduction of share capital, and variable compensation to its managers.

According to CMN Resolution No. 4,958/21, banks need to maintain minimum capital requirements, with a minimum (i) common equity (shares, capital reserves and accumulated profits, after subtracting the regulated deductions) of 8.0%; (ii) Tier I Capital (common equity plus the additional equity) of 9.5%; and (iii) an index of total capital of 11.5%, with 3.5% being the ACP installments.

The CMN, through Resolution No. 4,958/21, determined the minimum requirements of the Reference Equity (RE), of Tier I and Common Equity and on the Additional of Common Equity (ACP), defining the percentages to be added to the RWA amount for calculating the value of the Additional Conservation of Common Equity (ACP Conservation) installment in the following way: (i) 2.00%, in the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022. This measure aims to enlarge the lending capacity, by widening the gap of capital, giving more space and security for banks to maintain their lending plans, and to gradually reestablish the ACP Conservation until March 31, 2022.

In 2017, CMN issued Resolution No. 4,557/17, as amended, which established a series of rules on the subject and that details the structure operation of capital risk management and disclosure policy. On September 15, 2021, this Resolution was amended by CMN Resolution No. 4,943/21, which determined the management of the social risk, environmental risk and climate-related risk.

In 2019, the Central Bank of Brazil issued Circular No. 3,930/19 and Circular Letter No. 3,936/19, which established from January 1, 2020, new rules for the Dissemination of the Report of Pillar 3 – Market Discipline, meeting the recommendations of BCBS. Since January 1, 2021, BCB Resolution No. 54/20, which provides for the dissemination of the Report of Pillar 3, entered into force, replacing the provisions of Circular No. 3,930/19.

As of December 31, 2021, our Basel ratio was 15.8% of the total assets weighted by risk, higher than the level of 10.25% required by the Central Bank of Brazil. It is worth noting that the regulation about the list of instruments that are part or are reduced from the Common Equity, of the Additional Equity or of Tier II Capital are constantly changed by the Central Bank of Brazil.

176 – Form 20-F 2021 | Bradesco

The following table shows our capital positions as a percentage of total risk-weighted assets:

As of December 31,	In %
	Basel III Prudential Consolidated
	2021	2020	2019
Tier I capital	13.6%	13.8%	13.3%
Common equity	12.4%	12.7%	12.0%
Additional capital	1.2%	1.1%	1.3%
Total Ratio	15.7%	15.8%	16.5%

5.B.50 Capital Management

We exercise capital management, considering a prospective vision, with periodic capital projections of at least 3 years, where we capture changes in the economic scenario and in organizational business expectations. In addition, it has a Recovery Plan, which considers strategies to be adopted in extreme adverse scenarios and has a Capital Plan and Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assesment Process).

These processes involve both the control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest authority.

The Controllership Department is responsible for providing Senior Management with analyses and projections of capital availability and needs, identifying threats and opportunities that affect sufficiency planning, and seeking to optimize capital levels, thus complying with the determinations of the Central Bank of Brazil, pertinent to capital management activities.

5.B.50.01 Corporate Capital Management Process

Capital management is carried out in order to provide conditions for the achievement of our strategic objectives and to support the risks inherent to our activities.

When preparing our capital plan, we adopted a prospective approach, of at least 3 years, anticipating the need for capital, establishing procedures and contingency actions to be considered in adverse scenarios and taking into account possible changes in the conditions of the economic and business environment in which we operate.

To permanently ensure a solid composition of capital to support the development of our activities and ensure adequate coverage of the risks incurred, we maintain periodic monitoring of capital projections and consider a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The definition of the management buffer is aligned with market practices and to the regulatory requirements, observing several aspects, such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results of our capital projections are submitted for evaluation by Senior Management, in accordance with established governance. In addition, our sufficiency of regulatory capital is demonstrated by the periodic calculation of the the Basel Index, Tier I Index and the Common Equity Index.

177 – Form 20-F 2021 | Bradesco

5.B.60 Recovery Plan for Systematically Relevant Financial Institutions

In the context of the ongoing process of adoption in Brazil of the international regulatory best practices, on June 30, 2016, CMN Resolution No. 4,502/16 was published, as amended by CMN Resolution No. 4,704/18, as amended, establishing the minimum requirements to be observed in the preparation and execution of recovery plans by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main objective of CMN Resolution No. 4,502/16 is to restore adequate levels of capital and liquidity and preserve the feasibility of such institutions, thereby ensuring the robustness, stability and smooth operation of the National Financial System.

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

178 – Form 20-F 2021 | Bradesco

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2021, and may not reflect interest rate positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

As of December 31, 2021	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	More than 5 years	Indefinite	Total
Interest-earning assets
Financial assets at fair value through profit or loss	5,312,763	15,907,828	39,877,931	193,929,037	41,987,456	-	297,015,015
Financial assets at fair value through other comprehensive income	33,530,172	5,102,756	5,530,078	49,467,861	90,062,510	-	183,693,377
Financial assets at amortized cost	17,142,223	10,882,135	11,025,706	87,143,802	52,625,409	-	178,819,275
Loans and advances to banks	61,843,254	11,936,241	6,812,695	2,834,626	-	-	83,426,816
Loans and advances to customers	75,618,972	135,854,014	81,035,366	206,697,247	73,827,023	-	573,032,622
Compulsory deposits with the Central Bank	78,726,460	-	-	-	-	-	78,726,460
Other assets	17,347				83,156		100,503
Total interest-earning assets	272,191,191	179,682,974	144,281,776	540,072,573	258,585,554	-	1,394,814,068
Interest-bearing liabilities							-
Deposits from banks (1)	221,086,758	26,499,773	11,878,705	13,943,009	4,092,952	-	277,501,197
Savings deposits (2)	139,341,042					-	139,341,042
Time deposits	27,013,822	47,974,278	61,694,101	236,870,166	219,150	-	373,771,517
Securities issued	3,403,249	41,954,379	17,751,396	96,978,356	6,141,162	-	166,228,542
Subordinated debt	3,877	6,316,553	5,487,408	22,014,994	9,169,665	11,458,580	54,451,077
Insurance technical provisions and pension plans (2)	238,209,989			48,176,645			286,386,634
Total interest-bearing liabilities	629,058,737	122,744,983	96,811,610	417,983,170	19,622,929	11,458,580	1,297,680,009
Asset/liability gap	(356,867,546)	56,937,991	47,470,166	122,089,403	238,962,625	(11,458,580)	97,134,059
Cumulative gap	(356,867,546)	(299,929,555)	(252,459,389)	(130,369,986)	108,592,639	97,134,059	-
Ratio of cumulative gap to total interest-earning assets	(25.6)%	(21.5)%	(18.1)%	(9.3)%	7.8%	7.0%	-

(1) Including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and (2) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

5.B.80 Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2021, our net foreign currency liability exposure, considering derivative financial instruments, was R$1,253 million, or 0.8% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

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

As of December 31, 2021, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

179 – Form 20-F 2021 | Bradesco

As of December 31, 2021	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	100,791,070	7,810,562	108,601,632	7.2%
Financial assets at fair value through profit or loss	323,756,984	12,803,981	336,560,965	3.8%
Less than 1 year	66,115,003	2,767,906	68,882,909	4.0%
From one to five years	194,163,390	8,286,073	202,449,463	4.1%
Over five years	46,990,110	877,258	47,867,368	1.8%
Indefinite	16,488,481	872,744	17,361,225	5.0%
Financial assets at fair value through other comprehensive income	171,078,539	22,437,998	193,516,537	11.6%
Less than 1 year	35,137,480	9,025,526	44,163,006	20.4%
From one to five years	39,196,119	10,271,742	49,467,861	20.8%
Over five years	86,921,780	3,140,730	90,062,510	3.5%
Indefinite	9,823,160	-	9,823,160	-
Financial assets at amortized cost	178,652,387	166,888	178,819,275	0.1%
Less than 1 year	39,044,170	5,894	39,050,064	-
From one to five years	87,143,700	102	87,143,802	-
Over five years	52,464,517	160,892	52,625,409	0.3%
Loans and advances to banks	81,192,798	2,234,018	83,426,816	2.7%
Loans and advances to customers	530,219,111	42,813,511	573,032,622	7.5%
Less than 1 year	195,700,005	10,997,241	206,697,246	5.3%
From one to five years	66,297,859	7,529,165	73,827,024	10.2%
Over five years	268,221,247	24,287,105	292,508,352	8.3%
Non-current assets held for sale	1,196,272	-	1,196,272	-
Investments in associates and joint ventures	7,557,566	-	7,557,566	-
Premises and equipment, net	13,482,594	30,511	13,513,105	0.2%
Intangible assets and goodwill, net	14,874,147	36,860	14,911,007	0.2%
Current income tax liabilities	13,196,331	90,498	13,286,829	0.7%
Deferred income tax assets	78,739,030	4,431	78,743,461	-
Other assets	43,756,176	28,649,930	72,406,106	39.6%
Less than 1 year	7,360,438	457,865	7,818,303	5.9%
From one to five years	3,319,302	22,691	3,341,993	0.7%
Over five years	33,076,436	28,169,374	61,245,810	46.0%
Total	1,558,493,005	117,079,188	1,675,572,193	7.0%
Percentage of total assets	93.0%	7.0%	100.0%
180 – Form 20-F 2021 | Bradesco

As of December 31, 2021	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)	242,991,194	36,018,086	279,009,280	12.9%
Less than 1 year	13,100,958	842,052	13,943,009	6.0%
From one to five years	3,305,068	787,884	4,092,952	19.2%
Over five years	226,585,168	34,388,151	260,973,318	13.2%
Deposits from customers	520,419,782	49,306,468	569,726,250	8.7%
Less than 1 year	236,690,228	179,939	236,870,167	0.1%
From one to five years	219,150	-	219,150	-
Over five years	283,510,404	49,126,529	332,636,933	14.8%
Financial liabilities at fair value through profit or loss	10,105,845	4,159,438	14,265,283	29.2%
Less than 1 year	4,669,208	376,771	5,045,979	7.5%
From one to five years	4,686,367	583,653	5,270,020	11.1%
Over five years	750,270	3,199,014	3,949,284	81.0%
Securities issued	155,242,897	10,985,645	166,228,542	6.6%
Less than 1 year	87,115,371	9,862,985	96,978,356	10.2%
From one to five years	6,079,841	61,321	6,141,162	1.0%
Over five years	62,047,685	1,061,340	63,109,025	1.7%
Subordinated debt	48,203,788	6,247,289	54,451,077	11.5%
Less than 1 year	22,014,994	6,247,289	28,262,282	22.1%
From one to five years	20,628,245	-	20,628,245	-
Over five years	5,560,549	-	5,560,549	-
Indefinite	-	-	-	-
Insurance technical provisions and pension plans	286,375,269	11,365	286,386,634	-
Provisions	25,321,627	214,992	25,536,619	0.8%
Current income tax liabilities	2,040,608	18,615	2,059,223	0.9%
Deferred income tax assets	50,137	157,898	208,035	75.9%
Other liabilities (2)	112,535,528	14,937,015	127,472,543	11.7%
Less than 1 year	2,429,314	92,926	2,522,241	3.7%
From one to five years	253,598	12,203	265,801	4.6%
Over five years	109,852,616	14,831,886	124,684,502	11.9%
Shareholders’ equity	150,228,707	-	150,228,707	-
Total	1,553,515,382	122,056,811	1,675,572,193	7.3%
Percentage of total liabilities and shareholder's equity	92.7%	7.3%	100.0%

(1)Including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and;
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

181 – Form 20-F 2021 | Bradesco

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist clients in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20 to our consolidated financial statements in “Item 18. Financial Statements”. As of December 31, 2021, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

As of December 31, 2021	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivative financial instruments
Interest rate futures contracts
Purchases	61,640,819	-	61,640,819
Sales	131,650,443	-	131,650,443
Foreign currency futures contracts
Purchases	-	31,449,101	31,449,101
Sales	-	50,649,347	50,649,347
Futures contracts - other
Purchases	6,123,734	-	6,123,734
Sales	3,888,779	-	3,888,779
Interest rate option contracts
Purchases	250,565,454	-	250,565,454
Sales	242,452,487	-	242,452,487
Foreign currency option contracts
Purchases	-	3,442,347	3,442,347
Sales	-	3,986,437	3,986,437
Option contracts - other
Purchases	23,551,568	-	23,551,568
Sales	23,833,048	-	23,833,048
Interest rate forward contracts
Purchases	-	-	-
Foreign currency forward contracts
Purchases	-	31,622,823	31,622,823
Sales	-	26,906,301	26,906,301
Forward contracts - other
Purchases	808,174	-	808,174
Sales	3,279,679	-	3,279,679
Swap contracts
Asset position
Interest rate swaps	52,655,839	-	52,655,839
Currency swaps	-	32,743,824	32,743,824
Liability position
Interest rate swaps	49,814,015	-	49,814,015
Currency swaps	-	17,924,749	17,924,749

182 – Form 20-F 2021 | Bradesco

5.B.90 LIBOR transition

The reference rate, LIBOR, was discontinued in December 2021 for new operations but remains in effect for ongoing operations. The main rate replacing LIBOR is SOFR. In November 2020, the Federal Reserve issued a statement encouraging financial institutions to promote the transition to another index as soon as possible.

Since the end of 2019, we have been preparing for this transition, following the market practices and regulatory definitions concerning the matter. Accordingly, we established a team for the LIBOR transition, which consists of a representative of our business and support areas, including the legal area and the project management team. The team is responsible for the preparation and monitoring of specific timelines and actions addressed in all the aspects involved in the discontinuation of LIBOR, such as awareness, inventory of exposure, adequacy of the systems involved, and legal aspects, among others. The status of the activities and the project is reported to the executive committees, ensuring adequate governance.

For further information about LIBOR transition, see “Item 3.D. Risk Factors – 3.D.10.02-03 Certain reference rates, including EURIBOR may be discontinued or reformed in the future, and there may be risks associated with this discontinuation”.

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2021	2020	2019
Infrastructure
Land and buildings	18,184	248,306	361,790
Installations, properties and equipment for use	539,555	945,315	2,298,617
Security and communication systems	13,449	22,183	48,268
Transportation systems	149	331	78,884
Subtotal	571,338	1,216,135	2,787,559
Information Technology
Data processing systems	2,850,989	1,730,480	1,794,019
Financial leases of data processing systems	619,034	679,284	695,499
Subtotal	3,470,023	2,409,764	2,489,518
Total	4,041,361	3,625,899	5,277,077

We believe that capital expenditures in 2022 and 2023 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2022 and 2023 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

183 – Form 20-F 2021 | Bradesco

5.D. Trend Information

For more information, see “Forward-looking Statements” and “Item 3.D. Risk Factors”, where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5.E. Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Board of Directors and Board of Executive Officers

The Shareholders’ Meeting is our highest governance body. At this meeting, the members of the Board of Directors are elected for a single two-year term of office. Its members are responsible for establishing our corporate strategy and reviewing our business plans and policies, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. The positions of Chairman of the Board of Directors and Chief Executive Officer, under our Bylaws, are not cumulative.

Currently, our Board of Directors is composed of eleven members, four of them are independent members, three reelected and one elected at Annual Shareholders’ Meetings held on March 11, 2022.

•	Mr. Luiz Carlos Trabuco Cappi – Chairman; Mr. Carlos Alberto Rodrigues Guilherme – Vice-Chairman; Mrs. Denise Aguiar Alvarez; Mr. Milton Matsumoto; Mr. Alexandre da Silva Glüher; Mr. Maurício Machado de Minas and Rubens Aguiar Alvarez; and
•	Mr. Samuel Monteiro dos Santos Junior, Mr. Walter Luis Bernardes Albertoni and, Mr. Paulo Roberto Simões da Cunha and Mrs. Denise Pauli Pavarina, as independent members, and in the case of Ms. Denise, approval by the Central Bank of Brazil is still pending for her to take office. Assisted by a Governance Department, our Board of Directors ordinarily meets 6 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board of Directors also has a Manual and an Annual Calendar of Meetings set by its Chairman. In 2021, 41 meetings were held.

Our Board of Executive Officers (Board of Executive Officers) currently consists of 22 members, distributed in the following positions: CEO, Executive Vice-President, Executive Managing Officer, and Deputy Executive Officer. They meet weekly and are responsible for Representing and Managing the Company, implementing the strategies and policies established by our Board of Directors.

Several members of our Board of Directors and the Board of Executive Officers also perform senior management functions at our subsidiaries, including BRAM DTVM, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM, Bradesco Seguros among other subsidiaries. However, each of these subsidiaries has an independent management structure.

Pursuant to Brazilian law, the election of all members of our Board of Directors and Statutory Board of Executive Officers are subject to approval by the Central Bank of Brazil.

We present below the biographies of the current members of our Board of Directors and Board of Executive Officers:

184 – Form 20-F 2021 | Bradesco

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

Previous positions: Member of the Board of Directors of ArcelorMittal Brasil; Member of the Strategic Committee of Vale S.A.; Chief Executive Officer of the Funding and Marketing Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; of Associação Nacional da Previdência Privada – ANAPP; of the Federação Nacional de Saúde Suplementar – FENASAÚDE; Chairman of the Board of Representatives and the Board of Executive Officers of Confederação Nacional das Instituições Financeiras – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg; Member of the Board of Directors and of the Advisory Board of FEBRABAN – Federação Brasileira de Bancos; and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance – Association de Genève, Geneva, Switzerland.

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

185 – Form 20-F 2021 | Bradesco

•	Denise Aguiar Alvarez – Director:

Date of Birth: January 24, 1958.

Summary of Professional Experience: In April 1986, she was appointed to the Board of Directors of Cidade de Deus – Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and in July 1988, she has also served as an Officer. In February 1990, she was elected as a Member of the Board of Directors of Banco Bradesco S.A., the position she currently holds.

Graduation: Degree in Education from PUC- SP – Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Master’s in Education from New York University, USA

Current positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Chief Executive Officer of ADC Bradesco – Sports Association; Member of the Board of Directors of BBD Participações S.A.; Bradespar S.A. and Associação Pinacoteca Arte e Cultura – APAC; and Member of the Advisory Board of Canal Futura.

Previous positions: Chairwoman of the Board of Governance of Todos pela Educação; Chairwoman of the Board of Governance of the Grupo de Institutos, Fundações e Empresas – GIFE; Member of the Board of Directors of Bradseg Participações; Member of the Advisory Committee of Fundação Dorina Nowill para Cegos and Member of the Deliberative Council of Museu de Arte Moderna de São Paulo (MAM).

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

186 – Form 20-F 2021 | Bradesco

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

Graduation: Degree in Accounting from Universidade Federal do Rio Grande do Sul (1983), and in Business Administration from Universidade Luterana do Brasil – ULBRA (2000).

Other Qualifications: International Executive Program at the Wharton School – Advanced Management Program – University of Pennsylvania, USA; Administration of Financial Institutions (Banking), Retail for Low-income Segments, Credit Risk Management – Vision of Portfolio by the Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo; Certified Member of the Board of Directors of the Instituto Brasileiro de Governança Corporativa – IBGC.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Bradesco Saúde S.A., Bradespar S.A. and Next Tecnologia e Serviços Digitais S.A.

Previous positions: Investor Relations Officer of Bradesco; Vice-President of Instituto Brasileiro de Ciência Bancária – IBCB; Alternate Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Effective Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and also Chain Serviços e Contact Center S.A.; Member of the Board of Directors of Instituto BRAiN – Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of Federação Brasileira de Bancos – FEBRABAN; Vice-President of Federação Brasileira de Bancos – FEBRABAN; Vice-President and Alternate Delegate at CONSIF at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Officer of Brasilia Cayman Investments II Limited and of Brasilia Cayman Investments III Limited; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; and Representative of Bradesco Group at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Chairman and Effective Member of the Advisory Board of Credit Guarantee Fund (FGC); and Chairman of the Board of Directors of Câmara Interbancária de Pagamentos – CIP.

•	Maurício Machado de Minas – Director:

Date of Birth: July 1, 1959.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Officer. In January 2014, he was elected Executive Vice-President. From March 2018 to January 2019, has accumulated the position of Member of the Board of Directors and of Executive Vice-President. As of January 2019, he held the position of Member of the Board of Directors only.

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

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Member of the Financial and Risk Committee (CRIF) of B3 S.A. – Brazilian Exchange & OTC; Member of the Board of Directors of Bradespar S.A., of Bradseg Participações S.A., of Bradesco Saúde S.A. and of Next Tecnologia e Serviços Digitais S.A.

187 – Form 20-F 2021 | Bradesco

Previous positions: Chief Executive Officer of Scopus Tecnologia Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of NCR Brasil – Indústria de Equipamentos para Automação S.A., of Fidelity Processamento e Serviços S.A., of Aquarius Participações S.A., of Chain Serviços e Contact Center S.A., of MPO – Processadora de Pagamentos Móveis S.A.; Executive Vice-President of CPM Braxis S.A; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax); Senior Analyst at Banco Itaú S.A; and Member of the Advisory Committee of IBM Corporation.

•	Samuel Monteiro dos Santos Junior – Independent Director:

Date of Birth: February 5, 1946.

Summary of Professional Experience: With extensive experience in the insurance market, he began his career in 1969 at SulAmérica Seguros. In December 1999, he joined Bradesco Seguros S.A. as Vice-President, where he remained until March 2011. From November 2011 to April 2014, he served as Chief Executive Officer at BSP Empreendimentos Imobiliários S.A., where he is currently a Member of the Board of Directors. At the same time, in 2007 he was elected as an Officer at Bradesco Dental S.A., and he was elected a Member of the Board of Directors of Odontoprev S.A. in 2014. In March 2020, he was elected a Member of the Board of Directors of Banco Bradesco S.A.

Graduation: Degree in Accounting Sciences from Universidade Federal do Rio de Janeiro – UFRJ; Administration degree from Universidade Federal do Rio de Janeiro – UFRJ; Law degree from Universidade Candido Mendes – UCAM.

Current positions: Member of the Board of Directors of Bradesco Saúde S.A., Bradseg Participações S.A., BSP Empreendimentos Imobiliários S.A., BSP Park Estacionamentos e Participações S.A., Fleury S.A. and Odontoprev S.A.

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

Date of Birth: September 29, 1968.

Summary of Professional Experience: A military lawyer for over 25 years, he has worked for several years as a third-party legal advisor to the Association of Investors in the Capital Markets – AMEC, issuing opinions and preparing institutional statements in defense of the rights and interests of minority shareholders. In March 2017, he was elected an Effective Member of the Fiscal Council of Banco Bradesco S.A. and, in March 2020, was elected a Member of the Board of Directors, a position he currently holds.

Graduation: Degree in Law from Faculdade Paulista de Direito da Pontifícia Universidade Católica de São Paulo – PUCSP.

Other Qualifications: Post-Graduate degree in Civil Procedural Law from PUCSP-COGEAE; and Post-Graduate degree in Corporate Law and Tax Law from Insper.

188 – Form 20-F 2021 | Bradesco

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

Graduation: Accounting Sciences and Business Administration from the Faculdade de Ciências Econômicas de São Paulo – FACESP.

Other Qualifications: Specialization in Finance from Fundação Getulio Vargas; Audit from the University of São Paulo/FIPECAFI; Economics with Theory and Operation of a Modern National Economy from George Washington University in Washington-DC, USA; Member of the Fiscal Council Certified by the Instituto Brasileiro de Governança Corporativa – IBGC.

Previous positions: Member of the Audit Committee of B3 S.A. – Brazilian Exchange & OTC; President of the Fiscal Council of Mahle Metal Leve S.A.; Chairman of the Audit Committee of DEDIC (Portugal Telecom); Member of the Audit Committee of Zamprogna Indústria Metalúrgica; Member of the Audit Committee and Financial Specialist of Banco Santander (Brasil) S.A.; and Financial Services Partner at KPMG Auditores Independentes.

•	Rubens Aguiar Alvarez – Director:

Date of Birth: October 23, 1972.

Summary of Professional Experience: Holds a degree in Economics. He has dedicated himself exclusively to the administration of family companies and businesses. In May 2021, he was elected a Member of the Board of Directors.

Graduation: Economics from Centro Universitário das Faculdades Metropolitanas Unidas – FMU.

Other Qualifications: Higher Education Specific Training in Organization and Management of Events from Universidade Anhembi Morumbi; Food & Beverage Operations from IHTTI School of Hotel Management Neuchâtel Switzerland, and Course for Board Members from Instituto Brasileiro de Governança Corporativa (IBGC).

Current Positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Member of the Board of Directors and Officer of Cidade de Deus – Companhia Comercial de Participações and Deputy Officer of NCD Participações Ltda.

Previous Positions: Partner/Executive Officer and Partner/Chief Executive Officer of Santa Maria Agropecuária Ltda. and Partner/Chief Executive Officer of Aguiar Alvarez Empreendimentos e Participações Ltda.

189 – Form 20-F 2021 | Bradesco

➢  Members of the Board of Executive Officers:

•	Octavio de Lazari Junior – Chief Executive Officer:

Date of Birth: July 18, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Deputy Executive Officer, in January 2012, and Managing Officer in February 2015 and Executive Vice-President in May 2017. In March 2018, he was promoted to Chief Executive Officer, the position he currently holds.

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, SP.

Other Qualifications: Specialization courses in Financial and Marketing Strategies at Fundação Instituto de Administração (FEA/USP); Financial Management from Fundação Getulio Vargas – FGV and Strategies in Finance from Fundação Dom Cabral; Advanced Management Program from Fundação Dom Cabral; the Advanced Management Program (AMP) taught at the IESE Business School – University of Navarra, São Paulo.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A., Alternate Member of the Board of Directors of Fleury S.A.; Member of Núcleo de Altos Temas (NAT); Member of Managing Board and Advisory Committee of Federação Brasileira de Bancos – FEBRABAN; Full Member of the Advisory Board of Odontoprev; Chief Executive Officer of Bradesco Leasing S.A. – Arrendamento Mercantil and Chief Executive Officer of NCF Participações S.A.

Previous positions: Chief Executive Officer of Banco Bradesco BBI S.A.; Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of Board of Directors of Câmara Interbancária de Pagamentos – CIP; Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Council of Representatives of the Confederação Nacional das Instituições Financeiras – CNF; Deputy Sector Officer of Real Estate Credit and Savings Commission and Vice-Chairman of the Committee on Governance of Portability of Loans of Federação Brasileira de Bancos – FEBRABAN; Member of Advisory Committee of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Alternate Officer of Unión Interamericana para la Vivienda – Uniapravi; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

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

190 – Form 20-F 2021 | Bradesco

Current positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Elo Participações S.A.; Chairman of the Board of Directors of Alelo S.A., Banco Digio S.A.; Elo Serviços S.A. and Livelo S.A.; Vice-Chairman of the Board of Directors of Cielo S.A.; Vice-President of Banco Bradescard S.A.; General Officer of Banco Bradesco BBI S.A.; Member of the Board of Directors of BBD Participações S.A.; Vice-President of Bradesco Leasing S.A. – Arrendamento Mercantil; General Officer of BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações.

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

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Chairman of the Board of Directors of 2b Capital S.A.; Vice-President of Kirton Bank S.A. –- Banco Múltiplo, Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BERJ S.A., Banco Bradesco BBI S.A., Banco Losango S.A. – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bitz Instituição de Pagamento S.A., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, NCF Participações S.A. and Tempo Serviços Ltda.; Managing Officer of Bradescard Elo Participações S.A.; Member of the Board of Directors of CPM Holdings Limited (Representing the Bradesco Organization) and IT Partners Limited; Vice-President of Federação Brasileira de Bancos – FEBRABAN; Sitting Officer of the Confederação Nacional do Sistema Financeiro – CONSIF; Vice-President and Alternate Delegate at CONSIF at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, and General Officer of BBC Processadora S.A.

Previous positions: Vice-Chairman of the Board of Directors of Chain Serviços e Contact Center S.A.; Officer and Effective Member of the Board of Directors of TECBAN – Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; Executive Officer of ACREFI – Associação Nacional das Instituições de Crédito, Financiamento e Investimento; Vice-Chairman of the Curator Council of the National Quality Foundation – FNQ; and Representative of Bradesco Group at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA.

191 – Form 20-F 2021 | Bradesco

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

Graduation: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: International Executive Program at Queen’s School of Business – Queen’s Executive Program, in Ontario, Canada.

Current positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Vice-President of Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Losango S.A – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda., Bradesco Leasing S.A – Arrendamento Mercantil, Bradesco – Kirton Corretora de Câmbio S.A., Kirton Bank S.A. – Banco Múltiplo, Bitz Instituição de Pagamento S.A. and NCF Participações S.A.; General Officer of Banco Bradesco BERJ S.A.; Managing Officer of Banco Bradesco Financiamentos S.A., Bradescard Elo Participações S.A., NCD Participações Ltda., and Officer of Nova Cidade de Deus Participações S.A.

Previous positions: Member of the Board of Directors and of the Financial Risk Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Board of Regulation and Best Practices for Trading Financial Instruments of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Member of the Câmara Consultiva de Renda Fixa, Câmbio e Derivativos of B3 S.A. – Brazilian Exchange & OTC; Member of the Product and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC; Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A. and Latasa S.A.; Officer of Bradesco Saúde – Operadora de Planos S.A.; Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. – Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A. and Officer of BMC Asset Management – Distribuidora de Títulos e Valores Mobiliários Ltda., of UGB Participações S.A. and Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED.

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

Current positions: He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Chairman of the Board of Directors of Gestora de Inteligência de Crédito S.A.; Vice-President of Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Bitz Instituição de Pagamento S.A., Bradesco Leasing S.A – Arrendamento Mercantil, Bradesco – Kirton Corretora de Câmbio S.A. and NCF Participações S.A.; General Officer of Kirton Bank S.A. – Banco Múltiplo; Banco Bradescard S.A., Banco Bradesco Financiamentos S.A., Banco Losango S.A – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda.; and General Officer of Bradescard Elo Participações S.A. and of NCD Participações Ltda.; Officer of Nova Cidade de Deus Participações S.A.

192 – Form 20-F 2021 | Bradesco

Previous positions: Member of the Board of Directors of Cielo S.A., Alelo S.A. and Elo Participações S.A.; Alternate Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and Chain Serviços e Contact Center S.A.; and Chairman of the Board of Directors of RCB Investimentos S.A.

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

Graduation: Degree in Business Administration from Universidade Paulista – UNIP.

Other Qualifications: MBA in Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo – FIPECAFI/USP; “Lato Sensu” postgraduate degree and MBA with specialization in Knowledge, Innovation and Technology from Fundação Instituto de Administração – FIA (FEA/USP); International Module – MBA in Knowledge, Innovation and Technology from Bentley College – Waltham Massachusetts – USA; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program – IESE Business School from University of Navarra, São Paulo, SP; International Executive Programs: Changing the Game: Negotiation and Competitive Decision Making from Harvard Business School – Boston, USA; Client – Focused Innovation Program and Leading Change and Organizational Renewal Program from Stanford University Graduate School of Business – California, USA; Making Strategy Work: Leading Effective Execution and Strategic Thinking and Management for Competitive Advantage Program from The Wharton School – Philadelphia, USA; The Leadership at the Peak Program from Center for Creative Leadership – Colorado Springs, USA; and The Advanced Strategy Program: Building and Implementing Growth Strategies, High Performance Leadership and in The Executive Development Program from The University of Chicago Booth School of Business – Chicago, USA.

Current positions: Vice-President of Ágora Investimentos S.A., Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Banco Losango S.A. – Banco Múltiplo, BBC Processadora S.A., BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., BP Promotora de Vendas Ltda., Bradesco Administradora de Consórcios Ltda., Bradesco Leasing S.A. – Arrendamento Mercantil, Kirton Bank S.A. – Banco Múltiplo and NCF Participações S.A.; Managing Officer of Banco Bradesco Financiamentos S.A. and Bradescard Elo Participações S.A.; Member of the Board of Trustees of Fundação Bradesco; Full Member of the Board of Directors of the Interbank Payment Chamber – CIP and Officer of Scopus Desenvolvimento de Sistemas Ltda.

Previous positions: Alternate Member of the Board of Directors of Aquarius Participações S.A. and Chain Serviços e Contact Center S.A.; Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Officer of Scopus Industrial S.A. and Scopus Soluções em TI Ltda., Managing Officer of Banco Bradescard S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Kirton Bank S.A. – Banco Múltiplo; and Vice-President of ShopFácil Soluções em Comércio Eletrônico S.A.

193 – Form 20-F 2021 | Bradesco

•	Moacir Nachbar Junior – Executive Vice-President:

Date of Birth: April 5, 1965.

Summary of Professional Experience: He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Officer in January 2012 and Executive Managing Officer in February 2015, the position he currently holds. In March 2018, he became responsible for Risk Management of Organization, being elected as Chief Risk Officer (CRO). In January 2022, he was promoted to Vice-President.

Graduation: Degree in Accounting from Faculdade Campos Salles.

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Management from Faculdade de Administração e Ciências Contábeis Campos Salles; MBA-Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of FEA-USP; and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, New Hampshire – USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Managing Board, Member of the Audit and Accounting Standards Committee and Member of the Capital Market Committee of Associação Brasileira das Companhias Abertas – ABRASCA; Member of the Board of Directors of CPM Holdings Limited and IT Partners Limited; Chairman of the Advisory Board of the Credit Guarantee Fund (FGC); Vice-Chairman of the Board of Directors of 2bCapital S.A.; Managing Officer of Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Losango S.A. – Banco Múltiplo, Bankpar Brasil Ltda., BBC Processadora S.A., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, Kirton Bank S.A. – Banco Múltiplo, Nova Marília Administração de Bens Móveis e Imóveis Ltda. and Tempo Serviços Ltda.; and Member of the Board of Directors of Banco Bradesco Europa.

Previous positions: Officer and Effective Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund; Member of Self-regulation Banking Council of FEBRABAN – Federação Brasileira de Bancos; an Alternate Member of the Board of Directors of BBC Processadora S.A., Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Full Member of the Board of Directors of Valepar S.A.; Alternate Member of the Board of Director; Member of the Compliance and Risk Committee of Vale S.A.; Alternate Member of Advisory Board of the Credit Guarantee Fund (FGC; Managing Officer of Bankpar Brasil Ltda. and Nova Marília Administração de Bens Móveis e Imóveis Ltda.

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

Graduation: Degree in Mathematics from Faculdade de Ciências e Letras Teresa Martin.

Other Qualifications: Specialization in System Analysis from Instituto Presbiteriano Mackenzie; “Lato Sensu” postgraduate degree – MBA Banking from Fundação Instituto de Administração – FIA; attended international executive programs such as the Wharton School – Strategic Thinking and Management for Competitive Advantage Program – Pennsylvania – USA; Columbia Business School – Columbia Senior Executive Program – New York – USA; and Harvard Business School – Negotiation and Competitive Decision Making – Boston – USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco; Full Member of the Board of Directors of Tecban – Tecnologia Bancária – S.A.; and Managing Officer of BBC Processadora S.A.

194 – Form 20-F 2021 | Bradesco

Previous positions: Effective Member of the Board of Directors of Aquarius Participações S.A. and Chain Serviços e Contact Center S.A.; Managing Officer of Banco Losango S.A. – Banco Múltiplo; and Bradesco Leasing S.A. Arrendamento Mercantil.

•	Guilherme Muller Leal – Executive Managing Officer:

Date of Birth: November 12, 1967.

Summary of Professional Experience: He joined, in August 1999, the Banco Bilbao Vizcaya Argentaria Brasil S.A., later denominated Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent, in February 2011, he was elected Officer, in January 2012, Department Officer, and in January 2017, Deputy Officer and in January 2019, promoted to Executive Managing Officer.

Graduation: Degree in Economics from Universidade Santa Úrsula – USU.

Other Qualifications: “Lato Sensu” postgraduate degree with specialization in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio; and Executive Development Program (Programa de Desenvolvimento de Executivos – PDE) from Fundação Dom Cabral, and the following international executive programs: Authentic Leadership Development and Behavioral Economics: Designing Strategic Solutions For Your Client and Your Organization from Harvard Business School – Boston, Massachusetts – USA, Executive Education Program from New York Trend Consulting – NYTC – New York – USA, Wharton Advanced Management Program and Executive Negotiation Workshop: Bargaining for Advantage by University of Pennsylvania – The Wharton School – Philadelphia – Pennsylvania – USA and Leadership at the Peak Program from Center for Creative Leadership Staff and Leadership at the Peak Participants – Colorado Springs – USA.

Current positions: Member of the Board of Trustees of Fundação Bradesco.

Previous positions: Managing Officer of Banco Bradesco Cartões S.A.; Managing Officer of Banco Bradesco BERJ, Ágora Investimentos S.A., Ágora Corretora de Seguros S.A., Banco Bradesco BBI S.A., Bitz Serviços Financeiros S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil.

•	João Carlos Gomes da Silva – Executive Managing Officer:

Date of Birth: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981 and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer; in January 2012, Department Officer; in February 2017, Deputy Executive Officer and in January 2019, Executive Managing Officer.

Graduation: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

Other Qualifications: MBA in Business Management and Executive MBA in Distance-Learning Business Administration – Emphasis on Banking by the Fundação Getulio Vargas (FGV); and AMP – Advanced Management Program from IESE Business School – University of Navarra, São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Full member of the Payroll Self-Regulation Governance Committee of Federação Brasileira de Bancos – FEBRABAN; Managing Officer of Banco Losango S.A. – Banco Múltiplo; and Managing Officer of Bradesco Administradora de Consórcio Ltda.

Previous positions: Member of the Management Committee for the Portability of Loans of FEBRABAN – Federação Brasileira de Bancos; Member of the Advisory Committee of the Commerce Association of São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Council of ABECIP – Brazilian Association of Real Estate Credit and Savings Entities; Alternate Member of the Board of Directors of CIP – Câmara Interbancária de Pagamentos; Vice-President and Full Member of Board of Directors of CIBRASEC – Companhia Brasileira de Securitização; Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP Castelo); Alternate Member of Managerial Council of Housing Guarantee Fund – CGFGH; Member of the Advisory Board of FIABCI/BRASIL – Brazilian National Chapter of the International Real Estate Federation; Secretary Officer of ABEL – Brazilian Leasing Companies Association; Vice-Chairman of the Managing Board of ACREFI; Associação Nacional das Instituições de Créditos, Financiamentos e Investimento; Sector Officer of the Banking Services Committee; Sector Officer of the Credit Products PJ (for legal entities) Deputy Officer of the Executive Committee of Banking Products PF (for Individuals) of FEBRABAN – Federação Brasileira de Bancos; and Secretary Officer of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

195 – Form 20-F 2021 | Bradesco

•	Bruno D’Avila Melo Boetger – Executive Managing Officer:

Date of Birth: June 17, 1967.

Summary of Professional Experience: He started his career in 1990 at Citigroup where he held various positions in the investment bank in New York (USA) and in São Paulo. In April 2007, he joined Banco Bradesco BBI S.A. as Executive Superintendent and, in April 2008, he was elected Officer, and remained in the position until March 2012. In August 2011, he also began to work in Banco Bradesco S.A. as General Manager in the branch of New York (USA), remaining in the position until January 2014, when was elected Department Officer. In December 2017, he was elected Deputy Officer. In January 2019 he was promoted to Executive Managing Officer.

Graduation: Business Administration by the Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo – FGV/EAESP.

Other Qualifications: Master’s degree in Business Administration – Concentration in Finance from Cornell University – Johnson Graduate School of Management – Ithaca, New York; and Senior Executive Program – Strategy, Leadership and Transformation by London Business School – Education of Executives – London, England.

Current positions: Managing Officer of Banco Bradesco BBI S.A.; Member of the Board of Trustees of Fundação Bradesco; Vice-President of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited.

Previous positions: Managing Officer of Banco Bradesco Cartões S.A., Banco Losango S.A. – Banco Múltiplo, Kirton Corretora de Seguros S.A., Bitz Serviços Financeiros S.A., Ágora Corretora de Seguros S.A., Ágora Investimentos S.A. and Bradesco-Kirton Corretora de Câmbio S.A.; Chief Executive Officer of Bradesco North America LLC and Bram US LLC (USA); Full Member of the International Business Sector Committee of Federação Brasileira de Banco – FEBRABAN; Manager of Bradesco Overseas Funchal – Consulting Services, Sociedade Unipessoal Ltda.; Officer of Banco Bradesco Argentina S.A.

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

196 – Form 20-F 2021 | Bradesco

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

Current Positions: Member of Board of Trustees of Fundação Bradesco; Chief Executive Officer of Associação Recreativa dos Funcionários da Atlântica-Bradesco – ARFAB and Clube Bradesco de Seguros; Member of the Banking Self-Regulatory Council of Federação Brasileira de Bancos – FEBRABAN; Member of the Advisory Board of Global Council of Corporate Universities (GlobalCCU).

Previous Positions: Officer of ADC Bradesco – Associação Desportista Classista; Secretary-Officer of the Union of the Credit, Financing and Investing Companies of the State of São Paulo (Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo – SINDICREFI); Secretary Officer of Federação Interestadual das Instituições de Crédito, Financiamento e Investimento – FENACREFI; Officer of Generation and Management of Knowledge and Content Officer of Associação Brasileira de Recursos Humanos – ABRH/Brazil; Member of the Deliberative Council of FEBRACORP Live University; Deputy Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

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

Graduation: Degree in Economics from Universidade Federal de Pernambuco – UFPE.

Other Qualifications: “Lato Sensu” postgraduate degree in Business Administration from CEAG – Fundação Getulio Vargas – FGV/EAESP; and International Executive Programs at Wharton Business School, Harvard Business School, IESE Business School and Center for Creative Leadership and Executive Development Program at Fundação Dom Cabral, Stanford University School of Business and at Amana Key.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Sitting Vice-President of the Managing Board and Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Chairman of the Distribution Forum of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Managing Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda., BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.; Deputy Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; Alternate Member of the Payroll Self-Regulation Governance Committee of Federação Brasileira de Bancos – FEBRABAN.

Previous Positions: President and Full Member of Comitê de Distribuição de Produtos no Varejo (Committee of Distribution of Products in Retail) of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Superintendent Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.; Officer of BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Officer of Ágora Gestão de Recursos Ltda. (formerly Kirton Gestão de Recursos Ltda.); Member of the Plenary Board and Member of the Advisory Committee of the Associação Comercial de São Paulo – ACSP; Alternate Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Management Committee for the Portability of Loans of Federação Brasileira de Bancos – FEBRABAN; and Effective Member of the Deliberative Council of ABECIP – Brazilian Association of Real Estate Credit and Savings Entities.

197 – Form 20-F 2021 | Bradesco

•	Antonio José da Barbara – Executive Managing Officer:

Date of Birth: December 21, 1968.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in June 1984. In May 2009, was elected Officer, responsible for the General Secretariat and, in December of the same year, became Department Officer. In January 2019, was promoted to Deputy Executive Officer and, in January 2022, to Executive Managing Officer.

Graduation: Degree in Administration from Centro Universitário Anhanguera de São Paulo (Ibero-Americano).

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Administration from Fundação Escola de Comércio Álvares Penteado – FECAP.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Officer of Banco Bradesco BBI S.A.; Deputy Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; Officer of BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.; and Effective Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Previous Positions: Effective Member of the Fiscal Council of Bradespar S.A.; Deputy Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, of Vale S.A. and of Cielo S.A.; and Officer of NCD Participações Ltda.

•	Edson Marcelo Moreto – Executive Managing Officer:

Date of Birth: January 16, 1970.

Summary of Professional Experience: He joined Banco Excel Econômico S.A. in October 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo. In September 2003 was transferred to Banco Bradesco S.A. as Loan Manager and, in August 2010, was promoted to Executive Superintendent. In March 2014 was elected Officer, in February 2015, Department Officer, in January 2019, Deputy Executive Officer and, in January 2022, to Executive Managing Officer.

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

198 – Form 20-F 2021 | Bradesco

•	José Sergio Bordin – Executive Managing Officer:

Date of Birth: February 26, 1968.

Summary of Professional Experience: He joined Banco Excel Econômico S.A. in September 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Regional Officer, remaining in this position until January 2014, before being elected Managing Officer of Bradesco Capitalização S.A., and remaining in this position until January 2015, when he was elected General Officer of Bradesco Auto/RE Companhia de Seguros, the company he worked for until October 2017. From March to December 2017, held the position of General Officer of Bradesco Administradora de Consórcios Ltda., returning to Banco Bradesco S.A. in December 2017, as Department Officer. In January 2019, he was promoted to Deputy Executive Officer and, in January 2022, to Executive Managing Officer.

Graduation: Degree in Accounting from Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste.

Other Qualifications: In Company MBA “Banking Affairs” by the Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo (FGV/EAESP); and the Advanced Management Program from the University of Navarra (IESE), São Paulo.

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

•	Leandro de Miranda Araujo – Executive Managing Officer:

Date of Birth: December 11, 1971.

Summary of Professional Experience: In July 2011 he was hired by Banco Bradesco BBI S.A. as Executive Superintendent and in February 2015 he was elected Managing Officer. In January 2019, he joined Banco Bradesco S.A., being elected Deputy Executive Officer and taking the role of Investor Relations Officer. In January 2022, he was promoted to Executive Managing Officer.

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

199 – Form 20-F 2021 | Bradesco

•	Roberto de Jesus Paris – Executive Managing Officer:

Date of Birth: September 15, 1972.

Summary of Professional Experience: He began at Bradesco S.A. in January 1987. He was promoted to the position of Executive Superintendent in May 2007. In June 2011, he was elected Officer. In February 2015, Department Officer, in January 2019, Deputy Executive Officer and, in January 2022, to Executive Managing Officer.

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

Previous Positions: Vice-President of the Treasury Affairs Committee of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Member of the Board of Directors and of the Pricing Committee of CETIP S.A. – Mercados Organizados.

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

Other Qualifications: Strategic Management of Operations for Products and Services, and Administration and Finance by the School from Business Administration of São Paulo of Fundação Getulio Vargas – FGV/EAESP; Excellence in Leadership by Stanford University – Graduate School of Business, in a partnership with IEL – Instituto Euvaldo Lodi – RS; Advanced Management Program (AMP) by IESE Business School – University of Navarra, São Paulo, SP.

Current Position: Member of the Managing Board of Fundação Bradesco.

Previous Position: Member of the Audit Committee of Aquarius Participações S.A.

200 – Form 20-F 2021 | Bradesco

•	Oswaldo Tadeu Fernandes – Deputy Executive Officer:

Date of Birth: October 20, 1970.

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

Current Position: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of RCB Investimentos S.A.; Deputy Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; and Officer of Kirton Bank S.A. – Banco Múltiplo, Bitz Instituição de Pagamento S.A., Banco Losango S.A. – Banco Múltiplo, Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A. and Ágora Investimentos S.A.

Previous Positions: Officer of Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Banco Bradesco BBI S.A. and Alternate Member of the Fiscal Council of Iochpe-Maxion S.A. and Alpargatas S.A.

•	Edilson Dias dos Reis – Deputy Executive Officer:

Date of Birth: December 26, 1971

Summary of Professional Experience: He joined Ágora Corretora de Títulos e Valores Mobiliários S.A. in February 2009, as Superintendent. In February 2012, he was transferred to Banco Bradesco S.A. as Executive Superintendent and, in January 2017, he was elected Officer and, in January 2019, he was promoted to Department Officer. In January 2022, he was promoted to Deputy Executive Officer.

Graduation: Data Processing from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio.

Other Qualifications: Program for Management Development (PMD) from IESE – University of Navarra, São Paulo, SP, and Incomplete Master's Degree in Parallel and Distributed Computing from Universidade Federal Fluminense.

Current Position: Member of the Board of Trustees of Fundação Bradesco.

Previous Position: Department Officer of the IT Infrastructure Department at Banco Bradesco S.A.

201 – Form 20-F 2021 | Bradesco

•	Klayton Tomaz dos Santos – Deputy Executive Officer:

Date of Birth: February 22, 1969

Summary of Professional Experience: He joined Banco BCN S.A. in July 1989, a financial institution that in December 1997 was acquired by Banco Bradesco S.A. In January 2004, he was transferred to Bradesco, and in June 2014 he was promoted to Executive Superintendent, in February 2018 he was elected Officer, in January 2019 he was promoted to Department Officer, and in January 2022 he was promoted to Deputy Executive Officer.

Graduation: Business Administration from Centro Universitário das Faculdades Metropolitanas Unidas – FMU.

Other Qualifications: MBA in Organization Process Management from Fundação Instituto de Administração – FIA, PMD – Program for Management Development from IESE Business School, University of Navarra, São Paulo, SP, and MBA in Strategic Business Management from Fundação Getulio Vargas – FGV.

Current Position: Member of the Board of Trustees of the Fundação Bradesco.

Previous Position: Department Officer of the Organizational Consulting at Banco Bradesco S.A.

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Statutory Board of Executive Officers are established at the Shareholders’ Meetings. These bodies comprise our Executive Officers, Department Officers, Officers, Regional Officers and Officers of our subsidiaries for the ensuing year. In 2021, our shareholders set the global compensation for our Board of Directors and our Statutory Board of Executive Officers and our subsidiaries at R$892.6 million, and part of this refers to the social security contribution to the INSS.

In 2021, our Directors, our Statutory Board of Executive Officers and our subsidiaries received aggregate compensation of R$892.6 million for their services, and part of this refers to the social security contribution to the INSS. Regarding Management’s compensation, part of it was paid as variable compensation. The current compensation policy mandates that 50.0% of the net variable compensation amount is intended for the acquisition of BBD Participações S.A. preferred shares (PNB BBD shares) and/or of preferred shares issued by Bradesco (PN Bradesco shares), which are saved and are unavailable (restricted shares) to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, as amended, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Statutory Board of Executive Officers and our subsidiaries have the right to participate in the same pension plans available to all our employees. In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for us. The composition of compensation and the post-employment benefit are based on management’s alignment with our short-, medium- and long-term results and risks, as well as them being justified as a means to retain knowledgeable and high-quality Managers among our staff members. In 2021, we contributed R$516.1 million to pension plans on behalf of our Directors, members of our Statutory Board of Executive Officers and of our subsidiaries.

202 – Form 20-F 2021 | Bradesco

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the Annual Shareholders’ Meeting. The members of our Board of Executive Officers are elected by the Board of Directors. In both cases, the election is for two-year terms, but it can also be extended for consecutive terms.

As a requirement to become a member of our Board of Executive Officers, a person must have worked for the Company or our affiliates for a minimum of 10 consecutive years.

Currently, in the Board of Executive Officers, besides the Executive Officers, we have 20 Department Officers, 34 Officers and 15 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Board of Executive Officers. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at the Company or one of the affiliates.

Our Board of Directors may waive the fulfillment of the requirements referred to in the preceding paragraphs on an exceptional basis, up to a limit of 25.0% of the Board of Executive Officers’ positions, with the exception of those elected to the positions of President and Vice-Presidents.

6.C.10 Fiscal Council

Fiscal Council is an independent body with monitoring and supervision powers and shall have from three to five effective members and their respective alternates – two of them are elected by minority shareholders. As from the Special Shareholders’ Meeting held in March 2015, our Bylaws require our Fiscal Council permanently operates.

Currently, our Fiscal Council has five effective members (Domingos Aparecido Maia, Joaquim Caxias Romão, José Maria Soares Nunes, Cristiana Pereira and Ivanyra Maura de Medeiros Correia) and five alternate members (Frederico William Wolf, Artur Padula Omuro, Luiz Eduardo Nobre Borges, Eduardo Badyr Donni and Ava Cohn), all of whom were reelected/elected on at the Annual General Meeting of March 10, 2022. Only after approval by the Central Bank of Brazil they will take charge of their positions. The period of the mandate is a one-year term and will expire in March 2023. The attributions and other rules of the Fiscal Council are defined in our Charter, which are contained on the Investor Relations website (Bradesco RI).

6.C.20 Board Advisory Committees

We also have six committees that are subordinate to the Board of Directors, the statutory one being the Audit and Compensation committee and the non-statutory ones being the Integrity and Ethical Conduct, Risks, Sustainability and Diversity and of Succession and Nomination committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

6.C.30 Statutory Committees

6.C.30.01 Audit Committee

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, composed of three to five members, appointed and subject to replacement by the Board of Directors, one of which is appointed coordinator, with a term of office of two years, extending until the new appointed members took office. The former members of the Audit Committee may only rejoin the body, after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

203 – Form 20-F 2021 | Bradesco

The current members of the Audit Committee are Alexandre da Silva Glüher (coordinator), Amaro Luiz de Oliveira Gomes (qualified member), Paulo Ricardo Satyro Bianchini and José Luis Elias. Alexandre da Silva Glüher is also a member of the Board of Directors.

Our Audit Committee is responsible for monitoring the accounting practices adopted in the preparation of our financial statements and of our subsidiaries, as well as indicating and evaluating the effectiveness of the independent audit.

Other attributions and rules of the Audit Committee can be found in the Body’s Charter, available on the Bradesco RI website.

6.C.30.02 Remuneration Committee

The Remuneration Committee has three to seven members, all of whom are members of our Board of Directors with a term of office of two years, and at least one non-management member, according to the provisions set forth in CMN Resolution No. 3,921/10. Members are appointed by and may be replaced by the Board of Directors. The Remuneration Committee shall advise the Board of Directors in the coordination of the management compensation policy, in accordance with the Policies and Internal Rules governing the matter, in addition to the regulations and applicable laws.

This Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

6.C.40 Non-Statutory Committees

6.C.40.01 Integrity and Ethical Conduct Committee

The Integrity and Ethical Conduct Committee is composed of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The purpose of this Committee is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethical Conduct, and of the rules of conduct related to issues of anti-corruption and competition, so that they remain effective.

6.C.40.02 Sustainability and Diversity Committee

The Sustainability and Diversity Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. The purpose of this Committee is to advise the Board of Directors in the performance of its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of socio-environmental responsibility.

This Committee meets at least quarterly and is also responsible for adopt measures to eliminate and mitigate the socio-environmental risks, demand analyses of these risks, as well as approve training programs aimed at disseminating knowledge and awareness of the themes and practices related to corporate sustainability.

204 – Form 20-F 2021 | Bradesco

6.C.40.03 Nomination and Succession Committee

Made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its Coordinator. The purpose of this Committee is to advise the Board of Directors in the process of nomination of Qualified Employees (Executive Superintendents and Regional Managers), within the scope of our Organization.

In December 2020, the CMN enacted Resolution No. 4,878/20, thus revoking the previous Resolution No. 4,538/16, which provisions on the succession policy of managers of institutions authorized to operate by the Central Bank of Brazil. Thus, the institutions authorized to operate by the Central Bank of Brazil should implement and maintain a succession policy of managers to apply for senior management positions of the institution, which must be compatible with the nature, size, complexity, structure, risk profile and business model of the institution, in order to ensure that the occupants of senior management have the competencies necessary for the performance of their duties.

6.C.40.04 Risk Committee

Composed by at least three and at most five members, all formally appointed and dismissed by the Board of Directors, including its Coordinator. The purpose of this Committee is to advise the Board of Directors in the performance of its duties related to risk and capital management.

6.C.50 Ombudsman

At the Special Shareholders’ Meeting held in August 2007 and pursuant to Resolution No. 3,477/07 of the Central Bank of Brazil, our shareholders formalized the creation of the Ombudsman. At Bradesco Organization, we previously had an informal Ombudsman since 2005. The Ombudsman, a role directly connected to the Presidency of the Institution, works on behalf of all our institutions authorized to operate by the Central Bank of Brazil. There is one Ombudsman, with a two-year term. The Ombudsman is appointed and may be dismissed by the Board of Directors, whose purpose is to do the governance of all complaints of our institutions.

The Ombudsman is responsible for:

•	representing the client impartially, transforming the complaint into an experience that strengthens the relationship with clients of our Organization, and boosting continuous improvements;
•	checking strict compliance with legal and regulatory rules related to consumer’s rights and acting as a communication channel among us and our institutions authorized to operate by the Central Bank of Brazil, and our clients and users of its products and services, including mediating conflicts;
•	receiving, registering, instructing, analyzing and formally and properly dealing with complaints from clients and users of products and services of the above-mentioned institutions, not resolved by the usual services offered by the branches or by any other service station;
•	giving necessary clarifications and replying to claimants regarding the status of complaints and the solutions offered;
•	following the principles of the Institutional Policy of Customer and User Relationship, which are ethics, accountability, transparency and diligence, in order to consolidate an institutional image of credibility, security and competence;
•	informing claimants of the waiting time for a final answer, which should not exceed ten business days, and may be extended, exceptionally and in a justified manner, only once, for an equal period limiting the number of extensions to 10.0% of total claims in the month, and the claimant must be informed of the reasons for the extension;
205 – Form 20-F 2021 | Bradesco

•	sending a conclusive answer to the claimant’s demand until the expiration of the above waiting time;
•	proposing to the Board of Directors corrective or improvement measures to procedures and routines, based on the analysis of the complaints received; and
•	preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, at the end of each semester, a quantitative/qualitative report regarding the Ombudsman’s performance, comprising the proposals addressed in item “e”, if any, in addition to keeping them informed of the outcome of the measures adopted by the institution's managers to address them.

According to our Bylaws and in order to comply with the rules of the Central Bank of Brazil, in March 2018, Mr. Nairo José Martinelli Vidal Júnior was appointed by the Board of Directors as an Ombudsman. In the Special Meeting of the Board of Directors which took place on March 17, 2022, its mandate was renewed until the first meeting of this body to be held after the Annual Shareholders’ Meeting of 2022.

6.C.60 Legal Advice

In pursuance of the best practices of Corporate Governance and for the dealing of specific legal affairs, the Board of Directors and the Board of Executive Officers established, in February 2019, the Legal Advice Department.

The Department has as its duties the provision of legal advice to the Board of Directors and to the Board of Executive Officers in issues of strategic interest, in the shareholding, contractual, and regulatory fields, as well as to follow up legal and administrative actions of high complexity for the Organization.

6.C.70 Audit and General Inspectorate

The Department of Audit and General Inspectorate is subordinated to the Board of Directors and its role is independently assesses the effectiveness of risk management, including how the areas of business, support and internal controls achieve their objectives.

It operates according to the standards of The Institute of Internal Auditors (IIA) and the national and international best practices, and comprehensive Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), specific examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the organizational framework and, where applicable, of third parties/suppliers.

6.D. Employees

As of December 31, 2021, we had 87,274 employees, of which 75,622 were employed by us and 11,652 were employed by our affiliate companies.

The following table presents the number of employees by countries in which we operate.

Countries with operation	Number of employees
Brazil	86,927
United States	61
Argentina	15
England	11
Luxembourg	47
Mexico	187
China	6
Cayman Islands	20
Total	87,274

206 – Form 20-F 2021 | Bradesco

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

As of December 31,	2021	2020	2019
Total number of employees	87,274	89,575	97,329
Number by category of activity
Bradesco	86.6%	87.8%	88.6%
Insurance	7.5%	7.2%	6.9%
Pension plans products	0.7%	0.6%	0.6%
Other categories	5.2%	4.4%	3.9%
Number by geographic location
Cidade de Deus, Osasco	11.0%	10.4%	11.3%
Alphaville, Barueri	4.5%	4.4%	4.3%
São Paulo, São Paulo	17.0%	16.7%	15.9%
Other locations in Brazil	67.1%	68.1%	68.4%
International	0.4%	0.3%	0.3%

We have two working shifts. Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day work week.

As of December 31,	2021	2020	2019

% of employee
Part-time work	17.8%	21.0%	23.0%
Full-time work	82.2%	79.0%	77.0%

The learning from remote work allowed, by means of the Collective Bargaining Agreement with the banking Trade Union Movement at national level, for us to become the first of the large banks to assume the commitment to adopt this form of work after the pandemic.

Also on this subject, which considers the existence of a hybrid working model, and accompanying the advance of the vaccination, we started the resumption of working in-person in the last quarter of 2021, with all the staff members in the branches in a weekly employee shift schedule in the administrative areas.

Since 2019, we have been working to understand the particularities and specificities of working from home. This study was fundamental so that, in the following years, we could adopt a contingency plan, allocating the staff from administrative areas into remote work, and the branch network in a weekly employee shift schedule (because it is an essential service).

Due to the relevance of the theme, we established with the Banking Union a Collective Bargaining Agreement (ACT) specifically for teleworking issues. The agreement was a pioneer in the banking sector and we are working to advance the corporate model. However, the application of the ACT, as well as the establishment of the policy that will govern the matter, will become effective after the end of the Period of Public Health Emergency of National Importance (ESPIN) due to human infection by the new Coronavirus.

We generally hire our employees at entry level. We value individual development, resulting in professional growth, which allows high levels of attraction and retention of talents.

Even during the pandemic, we did not stop. We gave lectures, we participated in fairs and events, we organized personalized tours in online Departments and presented the Bradesco brand beside other companies in the Group, such as Fundação Bradesco, next, and Bradesco Seguros, reaching more than 130 thousand accesses throughout Brazil. A total of 99 events took place, so that students and people interested in the Organization, even before the start of the selective process, may know more about our history, strategy, and understand, in practice, as it happens in the sectors. By the end of 2021, we impacted approximately 17,172 people and, in 2022, we have started planning new events.

207 – Form 20-F 2021 | Bradesco

We revamped the area “work with us” on our online page, and since its relaunch, we have computed more than 1 million registered CVs.

We are present in various rankings of attraction and career, like the survey Career of People’s Dreams, by Cia de Talentos and the survey Most Attractive Employers of Brazil, by Universum, and the CIEE award – Best Internship Programs, in which we received the best company award in the Financial Services category. We are proud of the recognitions achieved and continue working for continuous improvement.

We have a framework that represents the heterogeneity of the Brazilian population, at the end of the period, throughout Brazil, 51.0% of our workforce was made up of women, 27.3% of people of African descent.

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2021, 44.2% of our employees were associated with one of the labor unions that represent our employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships.

We offer our employees benefits which include the Bradesco Saúde and Bradesco Dental health plan, enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, a supplementary pension plan for retirement and pensions, life and personal insurance with varying coverages.

Reinforcing this aspect, we have Bradesco’s Health, Well-being and Quality of Life Program – Viva Bem, focused on preventing diseases and promoting healthy habits for employees, dependents and family members. The initiatives of the program are divided into three pillars: In Balance, Healthy and In Movement. We also offer broad psychosocial support for diverse health-related situations and critical incidents. Through the program, we contributed to maintaining the organizational climate, leaving it more harmonious, healthy and collaborative, and for the quality of life of the employees, providing conditions of balance between work, health and family.

In accordance with the collective convention of labor, we offer to our employees a profit-sharing program and the Outstanding Performance Award (PDE), designed for employees who work in the commercial structure of the Branch Network and who have exceeded the performance ordinarily expected.

Through Universidade Corporativa Bradesco – UniBrad (Bradesco Corporate University), whose mission is to provide education towards professional excellence and social mobility, aiming at the perpetuity of the business, we offer development solutions and training to our employees. In 2021, we invested R$89.4 million in education.

In 2021, UniBrad recorded more than 2.0 million participations in its various programs and learning solutions, demonstrating the interest and importance of distance learning courses, especially during the pandemic.

Our employees were able to learn with more than 2 thousand learning solutions available on the Integra RH platform and of these, more than 570 solutions have been adapted to the synchronous virtual format. Among the themes, there are solutions geared to specific needs, such as preventing Covid-19, mental health, remote work and adaptation of routines; with an average of 42 hours of training invested per employee.

208 – Form 20-F 2021 | Bradesco

6.E. Share Ownership

As of March 10, 2022, the members of our Board of Directors and Statutory Board of Executive Officers indirectly held 2.9% of our voting capital and 1.5% of our total share capital through a company called BBD Participações S.A., or BBD. In addition, some of our directors and statutory officers directly hold shares of our share capital. However, as of March 10, 2022, none of our directors and officers individually owned, directly or indirectly, more than 1.0% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 10, 2022, our share capital was composed of 4,853,085,347 common shares and 4,836,449,225 preferred shares, with no par value.

For information on shareholders’ rights and our dividend distributions, see “Item 8.A. Consolidated Statements and Other Financial Information – 8.A.30 Policy on dividend distributions” and “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”.

The following chart illustrates our shareholding structure as of March 10, 2022:

209 – Form 20-F 2021 | Bradesco

The following table shows the direct shareholding of our outstanding common and preferred shares as of March 10, 2022, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	2,222,927,259	45.80%	1,174,669	0.02%	2,224,101,928	22.95%
Fundação Bradesco(1)	831,337,849	17.13%	-	0.00%	831,337,849	8.58%
NCF Participações	410,809,839	8.46%	108,886,335	2.25%	519,696,174	5.36%
Subtotal	3,465,074,947	71.40%	110,061,004	2.28%	3,575,135,951	36.90%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Samuel Monteiro dos Santos Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Walter Luis Bernardes Albertoni	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Roberto Simões da Cunha	(*)	(*)	(*)	(*)	(*)	(*)
Rubens Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	16,244,639	0.33%	37,721,705	0.78%	53,966,344	0.56%
Members of the Diretoria Executiva
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Rogerio Pedro Camara	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marquetti	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Joao Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Glaucimar Peticov	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Antonio José da Barbara	(*)	(*)	(*)	(*)	(*)	(*)
Edson Marcelo Moreto	(*)	(*)	(*)	(*)	(*)	(*)
José Sergio Bordin	(*)	(*)	(*)	(*)	(*)	(*)
Leandro de Miranda Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Edilson Wiggers	(*)	(*)	(*)	(*)	(*)	(*)
Oswaldo Tadeu Fernandes	(*)	(*)	(*)	(*)	(*)	(*)
Edilson Dias dos Reis	(*)	(*)	(*)	(*)	(*)	(*)
Klayton Tomaz dos Santos	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	52,687	0.00%	755,680	0.02%	808,367	0.01%
Subtotal	3,481,372,273	71.74%	148,538,389	3.07%	3,629,910,662	37.46%
Other	1,371,713,074	28.26%	4,687,910,836	96.93%	6,059,623,910	62.54%
Outstanding Shares	4,853,085,347	100.00%	4,836,449,225	100.00%	9,689,534,572	100.00%
Treasury shares	-	0.00%	-	0.00%	-	0.00%
Total	4,853,085,347	100.00%	4,836,449,225	100.00%	9,689,534,572	100.00%

(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 41.8% of our common shares and 22.0% of our total shares.

210 – Form 20-F 2021 | Bradesco

(*) None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see "Item 6.E. Share Ownership".

The following is a description of our principal beneficial shareholders as of March 10, 2022. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

➢	Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding company, which we refer to as “Cidade de Deus Participações”. It directly holds 45.80% of our voting capital and 22.95% of our total capital. Its shareholders are: (i) Nova Cidade de Deus, with 47.93% of its common and total shares; (ii) Fundação Bradesco, with 35.44% of its common and total shares; and (iii) the Aguiar Family, with 16.63% of its common and total shares as of March 10, 2022. The company’s share capital is made up of common, nominative book-entry shares, with no par value.

➢  Nova Cidade de Deus Participações

Nova Cidade de Deus Participações is a holding company which we refer to as “Nova Cidade de Deus”. It holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of March 10, 2022, the company owned, through its participation in Cidade de Deus Participações, 23.56% of our common shares and 12.02% of our total shares.

The share capital of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

•	members of our Board of Executive Officers;
•	members of our Board of Directors who have been officers of Banco Bradesco or its controlled entities; and
•	commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus’ class A common shares is limited to the persons entitled to own class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the class A and class B common shareholders in Nova Cidade de Deus have voting rights.

➢  Fundação Bradesco

As of March 10, 2022, Fundação Bradesco owned 58.93% of our common shares, 2.04x% of our preferred shares and 30.54% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus, NCD Participações and NCF.

Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Board of Executive Officers and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the Board of Trustees of Fundação Bradesco. They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco is one of the largest private socio-educational programs in Brazil, it is an innovative social investment initiative that reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated economic vulnerability.

In 2021, a total of 43,120 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, the more than 40 thousand elementary school students were also provided with school uniforms, classroom stationery, meals, and medical and dental care.

211 – Form 20-F 2021 | Bradesco

Our “Escola Virtual” (Virtual School) e-learning portal’s distance learning programs (EaD), benefited more than 2.0 million students who completed at least one of more than 120 courses offered, and another 5,773 students were involved in projects and partnership initiatives such as our courses and talks on information technology.

Fundação Bradesco’s 2021 budget totaled R$715.0 million. Over the last 10 years, Fundação Bradesco has invested a total of R$8.0 billion (at current values) in the foundation.

➢  BBD

BBD indirectly owned 6.14% of our common shares and 3.13% of our total shares as of March 10, 2022, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors and of the Statutory Board of Executive Officers, as well as our skilled employees, of Bradespar, or of our subsidiaries and national not-for-profit legal entities or national companies controlled by them that have as managers only our employees and/or managers, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of the members of our Board of Directors and the Statutory Board of Executive Officers own shares in BBD.

➢  NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of March 10, 2022, NCF directly held 8.46% of our common shares and 5.36% of our total shares.

➢  Market

Direct market holdings represented 28.16% of our voting capital as of March 31, 2022 and 96.68% of our preferred shares. Common and preferred shares held by the market accounted for 62.34% of our share capital.

As of March 31, 2022, 1,265 foreign investors with a stake in our share capital in the amount of: (i) 58.27% of preferred shares; and (ii) 10.97% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.01% of preferred shares and the ADRs (American Depositary Receipts) accounted for 17.83% of preferred shares and 0.05% of common shares.

212 – Form 20-F 2021 | Bradesco

7.B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are conducted on conditions and at rates consistent with those entered into with third parties:

December 31,	R$ in thousands
	2021	2020	2019
Assets
Loans and advances to banks	431,132	186,504	577,906
Securities and derivative financial instruments	359,430	712,258	308,570
Other assets	314,116	454,421	198,525
Liabilities
Customer and financial institution resources	(4,485,330)	(2,951,628)	(5,712,955)
Securities and subordinated debt securities	(14,942,519)	(12,182,692)	(14,589,013)
Derivative financial instruments	(34,815)	(32,219)	(7,264)
Other liabilities	(12,370,798)	(12,022,547)	(11,890,139)
INCOME AND EXPENSES
Net interest income	(871,667)	(675,133)	(922,798)
Other income/expense	(1,401,038)	(1,397,288)	(1,213,903)

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

8.A.20 Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, which main matters refers to:

•	Labor matters: The labor matters in which we were involved during the year ended December 31, 2021, are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics and aren’t judged, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.
213 – Form 20-F 2021 | Bradesco

•	Tax-related matters: We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to the constitutionality of certain taxes, as well as the fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes, whose collection we consider to be inappropriate; others stem from inappropriate collections (notifications) of supervisory agencies of the Ministry of Finance and others aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 16 to our consolidated financial statements, “Item 18. Financial Statements”, for a description of our most relevant tax claims.
•	Civil matters: We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – 3.D.20.06-10. The Brazilian Supreme Court (STF) is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses. Probable risk cases are all provisioned and do not incur in a material adverse effect on the results of our operations or financial position.
•	Other matters: We are currently not subject to any significant disputed processes with the Central Bank of Brazil, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory agencies.

As of December 31, 2021, we had a total provisioned amount – which we believe to be adequate to cover any potential exposure arising from the issues presented below – in the amount of R$23,980 million and whose allocation was:

•	38.2% in civil matters;
•	33.7% for risks related to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS; and
•	28.1% for labor claims.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to tax and social security matters, which totaled R$37,556 million (R$35,761 million – 2020), and R$7,979 million (R$7,222 million – 2020) for civil claims at December 31, 2021.

For additional information, see Note 37 to our consolidated financial statements in “Item 18. Financial Statements”.

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
214 – Form 20-F 2021 | Bradesco

•	any outstanding balance to a statutory profit reserve for the maintenance of an operating margin that is compatible with our credit businesses, up to a limit of 95.0% of our paid-up capital.

Our Bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Our shareholders have never allocated amounts to this reserve.

A minimum of 30.0% of our net income must be distributed as annual dividends and must be paid out within 60 days following the Annual Shareholders’ Meeting. However, Law No. 6,404/76 permits us to suspend the payment of the mandatory dividends if our Board of Directors reports, at the shareholders’ meeting, that the distribution would be incompatible with our financial condition, and our shareholders approve the suspension by a simple majority vote. Under the Brazilian Corporate Law, the Board of Directors shall file a report with the CVM, justifying the suspension, within five days after the Annual Shareholders’ Meeting. The income not distributed as dividends due to suspension must be allocated to a special reserve. If it is not absorbed by subsequent losses, the amount in the reserve shall be paid as dividends as soon as our financial situation allows us to.

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

215 – Form 20-F 2021 | Bradesco

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs are traded on the New York Stock Exchange (NYSE), under the symbols “BBD” (preferred share ADSs) and “BBDO” (common share ADSs).

Our preferred share ADSs were first listed on the NYSE in 2001. Each preferred share ADS corresponds to one preferred share.

An increase to our share capital by R$4,000,000 thousand was decided at the Special Shareholders’ Meeting held on March 10, 2022, increasing the share capital from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,476/76, issuing 968,953,456 nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be attributed free-of-charge to the shareholders as a bonus, to the ratio of 1 new share for every 10 shares of the same type, the shareholders registered with us on the base date to be determined following approval by the Central Bank of Brazil.

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

Our ADSs are represented by preferred share ADRs and common share ADRs. Our ADSs may be held in registered form with the depository – The Bank of New York Mellon – or in book entry form through financial institutions that are members of the “Depository Trust Company” or DTC. The depositary bank, as registrar, performs the services of transfer of the preferred share ADRs and common share ADRs. Title to a preferred share ADR or common share ADR (and to each ADSs evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the preferred share ADRs and common share ADRs who transfer their preferred share ADRs and common share ADRs may be required to:

•	reimburse the depositary bank for any taxes, governmental charges or fees the depositary bank has paid;
216 – Form 20-F 2021 | Bradesco

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

The holders of the ADSs have the rights corresponding to the underlying shares, subject to the Deposit Agreements. The holders of the ADSs are parties to the Deposit Agreements and therefore are bound to its terms and to the terms of the preferred share ADRs and common share ADRs that represent the ADSs.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

9.C.10 Trading on B3 (stock exchange)

B3 is a publicly-traded corporation. Beginning in April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Until April 2004, all shares underlying securities were traded only on the B3, with the exception of privatization auctions, which occurred on the Rio de Janeiro Stock Exchange. In May 2004, the Rio de Janeiro Stock Exchange reopened for the trading of certain Brazilian government securities.

If you were to trade in our shares on the B3, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.

As of December 31, 2021, the aggregate market capitalization of the 379 companies listed on the B3, was equivalent to US$812.5 billion and the 10 largest companies listed on the B3 represented 42.7% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2021, we accounted for 3.8% of the market capitalization of all listed companies on the B3.

217 – Form 20-F 2021 | Bradesco

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

218 – Form 20-F 2021 | Bradesco

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

10.B. Memorandum and Articles of Association

We are a publicly-traded company duly registered with the CVM under No. 00090-6. Article 5 of our Bylaws establishes our purpose as carrying out banking transactions in general, including foreign exchange activities.

219 – Form 20-F 2021 | Bradesco

10.B.10 Organization

10.B.10.01 Qualification of directors

Since the promulgation of Law No. 12,431/11, which amended Law No. 6,404/76 in its article 146, members of the Board of Directors are no longer required to be shareholders of the companies in which they occupy these positions. Neither do they have to meet residency requirements to be eligible for Board member positions.

10.B.10.02 Allocation of net income and distribution of dividends

Our Bylaws, in conformity with the Brazilian Corporate Law, require the Board of Directors to recommend, at each Annual Shareholders’ Meeting, the allocation of net income for the fiscal year as follows:

•	5.0% of net income, determined in accordance with BR GAAP, to a legal reserve during each fiscal year, not to exceed 20.0% in the aggregate of our paid-in capital. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other additional paid-in capital, exceeds 30.0% of our paid-in capital;
•	upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable. Historically, our shareholders never allocated profits to this reserve;
•	at least 30.0% of net income according to BR GAAP (adjusted by the deductions under the preceding items) for mandatory distribution to our shareholders; and
•	any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95.0% of our paid-in capital.

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

Under Brazilian law, we must prepare financial statements according to BR GAAP on a quarterly and annual basis and according to IFRS on an annual basis. Our Board of Executive Officers, with approval of the Board of Directors, may distribute dividends based on the profits reported in interim financial statements. Our Bylaws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Board of Executive Officers bases the amount of the interim dividends on previously accrued or retained earnings.

220 – Form 20-F 2021 | Bradesco

In the context of the implementation of the requirements of the Basel III Accord in Brazilian banks, CMN Resolution No. 4,958/21 was issued, determining that the financial institution that is not meeting the additional equity requirements will be subject to suffer restrictions from the Central Bank of Brazil, among which include (i) the distribution of dividends and interest on shareholders’ equity and (ii) the payment of dividends and interest on shareholders’ equity. The restrictions applied to each activity mentioned above correspond to the following percentages of the amount to be paid, as follows: (i) 100% if the value considered for the verification of sufficiency of the ACP is less than 25% on the distributions; (ii) 80% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 25% and less than 50% of the distributions; (iii) 60% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 50% and less than 75% on the distributions; and (iv) 40% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 75% and less than 100% on the distributions. We are currently in compliance with all capital requirements.

10.B.10.03 Shareholders’ meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve resolutions provided by law for our protection and development, through voting at an Annual Shareholders’ Meeting.

Our meetings shall be convened by the publication of call notices in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper, both in the State of São Paulo. The notice, which contains the agenda of the shareholder’s meeting, is published three times, beginning at least 30 calendar days prior to the scheduled meeting date.

The Board of Directors or the shareholders, in some specific situations set forth in the Brazilian Corporate Law, may call our shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within less than a year of the meeting. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution and for investment funds, the fund manager is responsible for representing quota holders. Shareholders that are legal entities may also be represented by their own legal representatives. The power of attorney given to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

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

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them the right to appoint one member to the Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months either: (i) preferred shares representing the minimum of 10.0% of our share capital; or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their common and preferred share classes to elect one member to our Board of Directors.

221 – Form 20-F 2021 | Bradesco

The Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (for a period not exceeding three consecutive fiscal years) to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends is made.

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

Additionally, Brazilian law stipulates that the acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80.0% of the price per share paid for the controlling group. In December 2003, we amended our Bylaws to ensure that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to: (a) for our non-controlling common shareholders, 100% of the price per share paid to our controlling shareholders; and (b) for our preferred shareholders, 80.0% of the price per share paid for our controlling shareholders.

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

10.B.10.06 B3’s differentiated corporate governance practices

In 2001, we voluntarily adhered to B3’s “Level 1” Corporate Governance, which establishes special requirements for the Company’s listing and rules for its managers and shareholders, including its controlling shareholders. Companies listed on “Level 1” must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by officers, executives and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25.0%.

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
222 – Form 20-F 2021 | Bradesco

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

The approval of holders of at least one-half of the issued common shares is required for the following actions:

•	reducing the mandatory distribution of dividends;
•	approving a takeover, merger or spin-off;
•	approving our participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships), as defined under the Brazilian Corporate Law;
•	changing our corporate purpose;
•	ceasing our state of liquidation; and
•	approving our dissolution.

Pursuant to Brazilian Corporate Law, holders of common shares, voting at a Shareholders’ Meeting, have the exclusive power to:

•	amend our Bylaws, including changes to the rights of the holders of the common shares;
•	elect or dismiss members of our Board of Directors;
•	receive the yearly accounts prepared by our management and accept or reject management’s financial statements, including the allocation of net income for the payment of the mandatory dividend and allocation to the various reserve accounts;
•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our Bylaws;
•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of share capital; and
•	approve corporate restructurings, such as takeovers, mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

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

223 – Form 20-F 2021 | Bradesco

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

The shareholders may not be able to exercise the preemptive rights relating to the shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details, see “Item 3.D. Risk Factors – 3.D.50 Risks relating to our shares and ADSs”.

10.B.20.02 Right of withdrawal

Brazilian Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

•	by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a Shareholders’ Meeting resolves to:
o	create preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;
o	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;
o	create a new class of preferred shares with greater privileges than the existing class of preferred shares; or
•	by the dissenting or non-voting shareholders (including any holder of preferred shares) in the event that an annual shareholders’ meeting resolves to:
o	reduce the mandatory distribution of dividends;
o	change our corporate purpose;
o	transfer all of our shares to another company, making us a wholly-owned subsidiary of such company, known as an “incorporação de ações”; or
•	by the dissenting or non-voting holder of common shares, in the event that a Shareholders’ Meeting resolves to:
o	acquire control of another company at a price exceeding certain limits set forth in Brazilian Law;
224 – Form 20-F 2021 | Bradesco

o	merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;
o	participate in a “grupo de sociedades” as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or
o	spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

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

225 – Form 20-F 2021 | Bradesco

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

10.B.30 Brazilian rules related to information disclosure

In 2021, through CVM Resolution No. 44/21, the CVM issued regulations regarding the disclosure of information to the market. These regulations include provisions which:

•	determine what information must be filed with the CVM in the form of a notice to the shareholders or a material fact (fato relevante). The material fact includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;
•	expand the list of events that may be considered material, including, among others:
o	execution of an agreement for the transfer of the shareholding control of the company, even under a suspensive or resolutive condition;
o	change in the control of the company, including through the signing, amendment or termination of the shareholders’ agreement;
o	the signature, amendment or termination of shareholders’ agreements to which the company is a party, or which have been registered in our records;
o	the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;
o	any authorization to trade our securities in any market, national or abroad;
o	a decision upon deregistration of a publicly held company;
o	the merger, consolidation or spin-off of a company or its affiliates;
o	change or dissolution of the company;
o	the change in the composition of a company’s share capital;
o	the change in accounting criteria;
o	the debt renegotiation;
226 – Form 20-F 2021 | Bradesco

o	approval of a stock option plan to purchase shares;
o	the change in rights and advantages attached to the securities of a company;
o	split or reverse split of shares or attribution of bonus;
o	the acquisition of a company’s shares to keep in treasury or cancellation, and their sale;
o	the company’s profit or loss and the allocation of its cash dividends;
o	the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public’s knowledge;
o	the approval, change or abandonment of a project or delay in its implementation;
o	inception, resumption or stoppage of the manufacturing or commercialization of product or the provision of service;
o	discovery, change or development of technology or resources of the company;
o	change of projections disclosed by the company; and
o	agreement with creditors, request or confession of bankruptcy or filing of a legal action that might affect the economic and financial situation of the company.
•	tend, in the event our executive officer in charge of investor relations does not make required disclosure, the responsibility to make the required disclosure to our controlling shareholders, our management, the members of our Fiscal Council and to any member of a technical or consulting body created by our Bylaws;
•	extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our Bylaws and our employees in charge of the issues considered relevant matters;
•	forcing the Investor Relations Officer to provide clarifications on the disclosure of material act or fact by request of the CVM or the stock market, at any moment;
•	disclose the information contained in material facts in all markets where our securities are traded;
•	disclose any intention to delist the company within the period of one year if we acquire a controlling participation in a company that has its securities traded on a market;
•	extend the rules regarding disclosure requirements related to the acquisition and sale of a relevant shareholding, or the acquisition and sale of our securities by our managing shareholders, members of our Fiscal Council or any member of a technical or consulting body created by our Bylaws; and
•	before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our Board of Directors, Fiscal Council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

On April 27, 2017, the CMN issued Resolution No. 4,567/17, replaced by Resolution No. 4,859/20, which entered into force on December 1, 2020, requiring that financial institutions and other entities authorized to operate by the Central Bank of Brazil inform to the CMN any situation that may affect the reputation of its: (i) controllers and qualified shareholders; and (ii) members of statutory and contractual entities.

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

227 – Form 20-F 2021 | Bradesco

According to this rule, the Brazilian financial institution has 10 working days from the date it becomes aware of the situation to communicate the fact to the Central Bank of Brazil.

228 – Form 20-F 2021 | Bradesco

10.B.30.01 Disclosure of periodic information

In December 2009, the CVM issued Instruction No. 480/09, as amended, which addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a “Form 20-F”, providing several detailed aspects of the company’s operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management’s responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM have increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier.

Instruction No. 480/09 is periodically changed by CVM. Recently, on December 22, 2021, CVM Resolution No. 59/21, was published, promoting changes in the format and informational content of the reference form. Among these changes, the inclusion of information regarding environmental, social and corporate governance aspects is highlighted, as well as the simplification and rationalization of the information that is required.

In May 2020, the CMN amended Resolution No. 4,818/20, which entered into force on January 1, 2021, consolidating the general criteria to the preparation and disclosure of individual and consolidated financial statements by financial institutions.

10.B.30.02 Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its Board of Directors or, in its absence, by its Board of Executive Officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of RE. In February 2019, Central Bank of Brazil issued Circular No. 3,930/19, which amends the current rules on the disclosure of such information to the public and provisions on the current standards on disclosure of Pillar 3 Report, which is available in our Investor Relations website. In December 2020, Circular No. 3,930/19 was replaced by BCB Resolution No. 54/20, which consolidated the rules provisioning the requirements of disclosure of prudential information by institutions of the National Financial System through the Pillar 3 Report. This resolution does not change the substance of the previous rule, and its edition is the result of the process of review and consolidation of the regulatory acts of the Central Bank of Brazil.

10.B.30.03 Disclosure of shareholder ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5.0% of any type or class of shares of a publicly-traded company must disclose its share ownership to the CVM and to Brazilian stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease of 5.0% or more in ownership of any type or class of shares must be similarly disclosed.

10.B.40 Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of preferred share ADSs, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the authorization of the Central Bank of Brasil for the ADR program for common shares in the U.S. market, foreigners can hold up to 30.0% of our total common shares.

229 – Form 20-F 2021 | Bradesco

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

Our Bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise-related rights.

10.B.40.01 Rights of the holders of our ADSs

Holders of our ADSs are not treated as our shareholders and do not have the same rights that our shareholders have. The depositary bank will hold the preferred shares and common shares that underlie the ADSs through a custodian in accordance with the provisions of the Deposit Agreements. The rights of our ADS holders are governed by the Deposit Agreements, which are New York law governed contracts. In contrast, the rights of our shareholders are provided for by Brazilian law.

Holders of our ADSs will receive notifications and voting instructions in relation to any meetings only if we authorize and direct the depositary bank to distribute such information to the holders. If we do not provide that authorization and direction to the depositary bank, holders of ADSs will not be able to vote at our meetings, or otherwise, unless they surrender their ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement. If we authorize and direct the depositary bank to distribute voting instructions to our ADS holders, such holders may guide the depositary bank to vote in accordance with the number of shares represented by their ADSs. See “Item 3.D – Risk Factors – 3.D.50 Risks relating to our shares and ADSs” – 3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; there are also practical limitations on any ability to vote we may give to such holders”.

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

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified in terms of CMN Resolution No. 4,373/14. To qualify under this Resolution, a non-Brazilian holder must:

•	appoint a representative in Brazil with the power to undertake acts relating to the investment;
•	register as a foreign investor with the CVM; and
230 – Form 20-F 2021 | Bradesco

•	register its investment with the Central Bank of Brazil.

See “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of tax benefits extended to non-Brazilian holders of securities who qualify under CMN Resolution No. 4,373/14, as amended.

CMN Resolution No. 4,373/14 stated that securities held by non-Brazilian holders should be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, under this resolution, securities trading is restricted to transactions on Brazilian stock exchanges or qualified over-the-counter markets. From CMN Resolution No. 4,852/20, which amended CMN Resolution No. 4,373/14, the CVM may waive the foreign investor physical person from the obligation of registering with the CVM. Also, individual non-resident investors are also exempted from the obligation of constituting a custodian authorized by the CVM, so that these investors can follow the same rules applicable to investors resident in respect of custody services.

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

231 – Form 20-F 2021 | Bradesco

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

Surplus paid on 2007 Profits (Surplus Dividends) should, in the opinion of the tax authorities and in the specific case of non-resident beneficiaries in Brazil, be subject to taxation as follows: (i) Withholding Income Tax at Source (IRRF) at a rate of 15.0% in the case of non-resident beneficiaries in Brazil, but which were not domiciled in a tax haven (as defined in the wording of the same name in this item); or (ii) IRRF at a rate of 25.0% in the case of non-residents in Brazil, domiciled in the tax haven.

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

Note that, currently, some income tax reform projects are currently under discussion at the National Congress. Among these projects, Bill No. 2,337/21, approved by the Chamber of Deputies, provides for the taxation of dividends at the rate of 15% of the income tax. The basic text approved by the Chamber of Deputies will be submitted for approval by the Federal Senate. Considering the uncertainties about the approval of the tax reform as well as its final wording, it is not possible to foresee the future tax impacts applicable to the distribution of dividends.

232 – Form 20-F 2021 | Bradesco

10.E.10.02 Taxation of gains

In accordance with Law No. 10,833/03, the gains earned as a result of the divestiture of assets located in Brazil with an investor non-resident in Brazil are subject to taxation in Brazil, regardless of the fact that the divestiture is performed to another non-resident or to a resident in Brazil.

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

The deposit of our shares in exchange for ADSs may necessitate taxation by income tax, in the event of any capital gain ascertained by an investor non-resident in Brazil. There may be a capital gain if the cost of acquisition of our shares is less than the average price. In this case, the difference between the average price of our shares and the corresponding acquisition cost can be considered a capital gain. The withdrawal of ADSs in exchange for shares, should not, in principle, be understood as an operation liable to result in capital gain subject to income tax, provided that the regulatory rules in relation to the registration of the investment before the Central Bank of Brazil are appropriately observed.

The gains earned in the divestiture of shares through a trading session on the Brazilian stock exchange are:

•	exempt from income tax when earned by an investor non-resident in Brazil that: (i) is an Investor 4,373, not resident in a location considered as a tax haven; or
•	subject to income tax at a rate of 15.0% in the case of the gains earned by a foreign investor that: is an Investor 4,373 resident or domiciled in a location considered as a tax haven.

Investors 4,373, resident and domiciled in a location considered a tax haven, in the operations of sale of shares made in a trading session of the Brazilian stock exchange, will also be subject to the incidence of income tax withheld at source at the rate of 0.005%, on the value of the sale. This income tax withheld at the source of 0.005% may be subsequently compensated, with eventual income tax on net income determined by Investors 4,373, resident and domiciled in a location considered as a tax haven.

Other gains earned in the divestiture of shares that are not carried out in Brazilian stock exchanges are subject to income tax at progressive rates that varies from 15.0% to 22.5% as detailed below, except for residents in locations considered as a tax haven, which, in this case, are subject to taxation by income tax at a rate of 25.0%. With regard to gains earned on the disposal of shares by an Investor 4,373 not resident in a place considered as a tax haven, which are not carried out on the Brazilian stock exchange, there is an understanding that the income tax rate of 15% applies, and not progressive rates ranging from 15.0% to 22.5% (given different interpretations, possible stock buyers and ADSs should consult their own tax consultants on this matter).

For Investors 4,373, resident and domiciled in a location considered as a tax haven, if the gains arising out of transactions carried out in the non-organized Brazilian over-the-counter market with mediation, the withholding of 0.005% on the value of the sale will be applicable and can be compensated with possible income tax due on the capital gain.

233 – Form 20-F 2021 | Bradesco

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

Note that, currently, some income tax reform projects are currently under discussion in the National Congress. Among these projects, Bill No. 2,337/21 was approved by the Chamber of Deputies and provides the extinction of the JCP. The basic text approved by the Chamber of Deputies will be submitted for approval by the Federal Senate. Considering the uncertainties about the approval of the tax reform, as well as its final wording, it is not possible to foresee future tax impacts applicable to the JCP.

234 – Form 20-F 2021 | Bradesco

10.E.10.04 Tax haven (JTF)

According to Law No. 9,430/96 and subsequent amendments, a tax haven is a country or location that (i) does not tax income; (ii) taxes income at an effective rate lower than 20.0% (or 17.0% in specific cases as detailed below); or (iii) imposes restrictions on the disclosure of the corporate structure of legal entities or their ownership.

The Brazilian tax authorities published NI No. 1,037/10, listing: (i) countries or jurisdictions considered as tax haven or whose internal legislation opposes confidentiality related to the corporate composition of legal entities or their ownership; and (ii) tax schemes considered as privileged, whose definition is brought by Law No. 11,727/08.

In December 2014, the Brazilian Federal Revenue Office (RFB) published Decree No. 488/14, reducing the tax haven concept to localities that tax income at a maximum rate of less than 17.0% for countries or regimes in line with international fiscal transparency standards as established by Brazilian tax authorities. However, note that Decree No. 488/14 is not applicable to foreign investors whose investments in Brazil are in agreement with CMN Resolution No. 4,373/14.

This way, it is recommended that private tax advisors are consulted regarding the consequences of the rules laid down in Law No. 11,727/08, NI No. 1,037/10 and Decree No. 488/14, if the tax authorities determine the application of the concept of the privileged tax regime.

10.E.10.05 Tax on Foreign Exchange Transactions

In accordance with Decree No. 6,306/07, the conversion of foreign currency into Brazilian currency, or vice-versa, shall be subject to tax on foreign exchange operations (IOF/Exchange). The rate of the current tax on foreign exchange operations, applicable to most of the foreign exchange operations, is 0.38%. However, foreign exchange operations carried out for inflows of resources in Brazil by an Investor 4373 are subject to tax on foreign exchange operations at a rate of 0%: (i) in the case of variable income operations carried out on the Brazilian stock exchange, as well as acquisitions of shares of publicly held Brazilian companies or subscription of shares related to capital contributions, provided that the issuing company has registered its shares to be traded on the stock exchange; and (ii) for the transfer of resources from Brazil, related to this type of investment, including payments of dividends and JCP and the repatriation of resources invested in the Brazilian market. Additionally, the tax on foreign exchange operations is currently charged at a rate of 0% on the cancellation of ADSs in the exchange for shares.

In any case, the tax rate on foreign exchange operations can be increased at any time by an act of the Federal Executive Branch, up to the percentage of 25.0%, in relation to the transactions that occurred after this possible amendment.

10.E.10.06 Tax on the transaction with securities

In accordance with Decree No. 6,306/07, the tax on the transaction with securities (IOF/Securities) may be charged on all transactions involving securities, even though the transactions are conducted on Brazilian stock exchanges. The tax rate on transactions with securities applicable to transactions involving our shares is currently 0%. In particular, the tax on the transaction with securities is also 0% due on the deposit of shares traded on Brazilian stock exchanges with the purpose of issuing certificates of deposit to be marketed abroad. The government can increase the tax rate on transactions with securities at any moment by up to 1.5% per day, but only with respect to future transactions.

235 – Form 20-F 2021 | Bradesco

10.E.10.07 Other federal Brazilian taxes

There are no federal Brazilian taxes on inheritance, gift or succession applicable to the ownership, transfer or disposition of preferred shares or ADSs by an investor non-resident in Brazil. Gift and inheritance taxes, however, can be levied by some states in Brazil on inheritances bestowed or gifts made by investors non-resident in Brazil to individuals or entities residing or domiciled within such states in Brazil. There are no Brazilian taxes on stamps, issue, registration or similar by investors holding our shares or ADSs.

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

10.E.10.09 U.S. federal income tax considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of the shares and ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of the shares and ADSs. This summary applies only to purchasers of the shares and ADSs who will hold the shares and ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more, directly or by attribution, of our shares by vote or value (taking into account shares held directly, through depositary arrangements or through attribution), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in the shares or ADSs on a mark-to-market basis, and persons holding the shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in the shares or ADSs.

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

236 – Form 20-F 2021 | Bradesco

10.E.10.09-01 Taxation of distributions

A U.S. holder will recognize dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of shares). The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of shares). If this custodian (or U.S. holder in the case of a holder of shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of the average value (generally measured quarterly) of its assets produce or are held for the production of passive income. For this purpose, passive income generally includes, among other items, dividends, interest, gains from certain commodities transactions, certain rents, royalties and gains from the disposition of passive assets. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. We do not believe that we were a PFIC for our most recent taxable year and do not expect to be a PFIC for the current taxable year or in the foreseeable future, although there can be no assurance in this regard because our status as a PFIC depends, in part, on the application of complex U.S. federal income tax rules. A non-U.S. corporation is classified as a PFIC in any year in which it meets either the income or asset test discussed above, which depends on the actual financial income for each year in question. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

Distributions out of earnings and profits with respect to the shares and ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately from other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for the purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. Recent changes to the foreign tax credit rules that became effective in 2022 introduced additional requirements and limitations that may impact the creditability of such taxes. If Brazilian withholding tax is not creditable or a U.S. holder elects not to take a foreign tax credit for any taxes in a given tax year, it is possible that such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

237 – Form 20-F 2021 | Bradesco

Distributions of additional shares to holders with respect to their shares or ADSs that are made as part of a pro-rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

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

10.E.10.09-02 Taxation of capital gains

Upon the sale or other disposition of a share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the shares or ADSs and the U.S. holder’s tax basis in the shares or ADSs. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of shares or ADSs generally will be treated as U.S. source income. If Brazilian tax is imposed on such gain, the U.S. holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex. U.S. holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on the gain realized on the sale or other disposition of a share or ADS unless: (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

238 – Form 20-F 2021 | Bradesco

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

➢  Interest rate risk

Interest rate risk arises as a result of timing differences on the repricing of assets and liabilities, unexpected changes in the slope and shape of yield curves, base risk and changes in the correlation of interest rates between different financial instruments/indexes. We are exposed to the risk of interest rate movements when there is a mismatch between fixed rates and market interest rates. For a discussion of our management of interest rate sensitivity, see “Item 5.B. Liquidity and Capital Resource – 5.B.80 Interest rate sensitivity”.

239 – Form 20-F 2021 | Bradesco

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

These figures represent the impact for each scenario in a static portfolio position. Due to the market and portfolio dynamism, these positions change continuously and do not necessarily reflect the position shown here. In addition, we have a process of ongoing management of the market risk, which seeks constantly, through the dynamism of the market, manners to mitigate the associated risks, according to the strategy defined by the senior management. Thus, in cases where there is evidence of deterioration of a certain position, proactive actions are taken to minimize the possible negative impacts, in order to maximize the risk/return ratio.

Risk Factor	Market as of December 31, 2021	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	5.54	5.60	6.93	8.31
1-year fixed rate in reais	11.8%	11.8%	14.7%	17.7%

Shocks were also applied to other risk factors and terms of the interest curves. In the fourth quarter of 2021, the largest depreciation of the real against the U.S. dollar was 7.18%, which is below the 25% and 50% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	As of December 31, 2021	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(24,247)	(6,101,562)	(11,639,974)
Price indexes	Exposure subject to variations in price index coupon rates	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,933)	(71,314)	(140,945)
Other	Exposure not eligible in the previous definitions	(439)	(2,809)	(5,610)
Total not correlated		(80,989)	(10,052,879)	(18,839,449)
Total correlated		(52,715)	(8,534,510)	(15,949,247)

240 – Form 20-F 2021 | Bradesco

(1) Amounts net of tax effects.

Banking portfolio	As of December 31, 2021	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(24,263)	(6,107,672)	(11,653,178)
Price indexes	Exposure subject to variations in price index coupon rates	(26,073)	(3,120,674)	(5,545,154)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,489)	(70,765)	(138,985)
Foreign currency	Exposure subject to exchange rate variations	(5,220)	(130,500)	(260,999)
Equities	Exposure subject to variation in stock prices	(21,043)	(526,080)	(1,052,159)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,860)	(71,214)	(140,790)
Other	Exposure not eligible in the previous definitions	(54)	(1,352)	(2,704)
Total not correlated		(80,002)	(10,028,255)	(18,793,969)
Total correlated		(52,293)	(8,515,578)	(15,915,262)

(1) Amounts net of tax effects.

Trading Portfolio	As of December 31, 2021	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(363)	(3,114)	(6,295)
Other	Exposure not eligible in the previous definitions	(436)	(2,387)	(4,765)
Total not correlated		(3,562)	(146,955)	(285,262)
Total correlated		(2,256)	(96,633)	(185,755)

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

The main purpose is to monitor, validate and evaluate the VaR model’s adherence and the number of breaks that occurred should be in line with the number of breaks accepted by the statistical tests carried out for the required level of confidence of 99.0%. Another purpose is to improve the models used by us, by way of analyses carried out for different VaR observation periods and confidence levels, both for Total VaR and by risk factors.

241 – Form 20-F 2021 | Bradesco

In 2021, the daily results, both from hypothetical and effective points of view, exceeded the respective VaR with a confidence level of 99.0% three times. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), the deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model”, that is, the volatility was significantly higher than expected and/or the correlations differed from those presumed by the model.

In 2021, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$44.8 million in the first quarter and R$3.4 million in the fourth quarter, respectively, both in the first quarter. The tables below show the value at risk, according to the methodology of the VaR.

	2021 - R$ in thousands
	1st Quarter			On March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	13,870	2,434	26,359	10,542
Exchange coupon	509	4	2,798	698
Foreign currency	5,386	280	14,305	8,276
Equities	3,016	2,006	11,945	2,056
Sovereign risk	10,119	7,056	16,351	10,087
Other	98	15	1,625	77
Total VaR	27,284	12,116	44,807	22,826

	2021 - R$ in thousands
	2nd Quarter			On June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	10,731	7,310	13,322	10,424
Exchange coupon	1,655	603	4,316	1,277
Foreign currency	12,525	6,287	20,602	13,476
Equities	2,065	1,257	2,929	1,224
Sovereign risk	5,450	3,868	10,117	5,490
Other	176	6	752	21
Total VaR	24,197	17,060	30,043	22,333

	2021 - R$ in thousands
	3rd Quarter			On September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	9,340	4,107	14,401	7,282
Exchange coupon	1,513	17	28,830	162
Foreign currency	4,015	111	14,346	1,787
Equities	1,134	333	4,038	706
Sovereign risk	5,215	4,057	5,857	5,423
Other	404	21	2,024	1,176
Total VaR	16,298	9,922	32,745	14,486

242 – Form 20-F 2021 | Bradesco

	2021 - R$ in thousands
	4th Quarter			On December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	4,319	2,215	7,359	3,701
Exchange coupon	208	12	1,824	21
Foreign currency	1,471	294	8,151	951
Equities	422	104	2,708	450
Sovereign risk	3,807	2,458	5,812	3,049
Other	204	15	2,828	2,828
Total VaR	6,903	3,404	14,044	3,596

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2021:

Value at Risk (R$ in millions)	1st Quarter	2nd Quarter	4th Quarter	4th Quarter	Annual Average
Up to R$20	15.0%	11.2%	69.4%	100.0%	34.2%
Over R$20 up to R$30	32.2%	86.8%	27.6%	-	45.7%
Over R$30 up to R$40	37.8%	2.0%	3.0%	-	14.8%
Over R$40 up to R$50	15.0%	-	-	-	5.4%
Over R$50	-	-	-	-	-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

243 – Form 20-F 2021 | Bradesco

12.D. American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our ADRs (preferred and common) may be subject to pay to our depositary bank, The Bank of New York Mellon (BNYM).

RATES AND FEES	SERVICE
US$0.05 (or less) for ADSs or common share ADSs.	- Issuance of ADSs or common share ADSs, including issuances from share distribution, rights or other assets.
- ADS or common share ADS cancellation due to withdrawal, including in the event the deposit agreement is terminated.
US$0.02 (or less) per ADSs or common share ADSs	- Any cash distribution to registered ADS or common share ADS holders.
A fee equivalent to the one that should be paid if the distributed bonds were equivalent to shares and shares were deposited for the issuance of ADSs or common share ADSs.	- Distribution of bonds to deposit holders, which are distributed by the depositary to registered ADS or common share ADS holders.
US$0.02 (or less) per ADSs or common share ADSs per year.	- Depositary services.
Registration or transfer fees.	- Transferand registration of shares in custodian's books on behalf of the depositary or his/her agent, when shares are deposited or withdrawn.
Depositary's expenses.	- Expenses related to telegram, telephone and fax (when expressly indicated in the deposit agreement).
- Converting foreign currency into U.S. dollars.
Taxes and other governmental fees the depositary or the custodian must pay on any ADS or common share ADSs, or share backed by any ADS or common share ADSs, for example: taxes for transfer of shares, stamp tax or withholding taxes.	- As necessary.
Any costs incurred by the depositary or the agent for services provided relating to deposited bonds.	- As necessary.

From January 1 to December 31, 2021, we received from our depositary bank the amount of US$10.6 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

244 – Form 20-F 2021 | Bradesco

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

➢  Disclosure controls and procedures

As of December 31, 2021, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and disclosure controls and procedures offer reasonable security, but not absolute in relation to its goals for the control and, therefore, may not prevent or detect errors or fraud completely.

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

➢  Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of SEC. Our internal control was designed to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, according to IFRS as issued by the IASB. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our Management assessed the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2021, based upon the 2013 framework Integrated Internal Control Structure established by the “Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that our internal controls related to the financial statements were effective in relation to the goals.

The effectiveness of our internal control over financial reporting, as of December 31, 2021, has been audited by KPMG Auditores Independentes Ltda., a PCAOB – registered independent public accounting firm, as stated in their report beginning on page F-3 of “Item 18. Financial Statements”.

➢  Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes Ltda., our PCAOB – registered independent public accounting firm, dated April 28, 2022, on the effectiveness of the internal control over financial reporting as of December 31, 2021, see “Item 18. Financial Statements”, starting at page F-3.

➢  Changes in internal control over financial reporting

During the 2021 fiscal year, we continued to make revisions and improvements to certain controls over financial reporting related to the process for calculation of expected loan losses on financial assets measured at amortized cost. In addition, as a result of the Covid-19 pandemic, our Management has revised some of its judgments and estimates in order to adapt the assumptions previously applied, as well as revised and adapted some business processes to the current scenario of our operations. These revisions required parameter changes to existing controls and additional control procedures.

245 – Form 20-F 2021 | Bradesco

Except for those improvements, there have been no changes in our internal control over financial reporting (as defined in Articles 13a-15(f) and 15d-15(f) under the “Securities Exchange Act of 1934” of the SEC), that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting that occurred during the year ended December 31, 2021.

ITEM 16. [RESERVED]

16.A. Qualified Member of the Audit Committee

We designated Amaro Luiz de Oliveira Gomes as a Qualified Member of the Audit Committee, who is an independent member. For more information regarding our Audit Committee, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees – Audit Committee”.

16.B. Code of Ethical Conduct

We have adopted a Code of Ethical Conduct and Sectorial Codes of Ethical Conduct, which guide the personal and professional conduct of all our managers, employees, interns, apprentices, suppliers, business partners and service providers. Our Codes of Ethical Conduct are available on our Bradesco Investor Relations (Bradesco RI) website.

16.C. Principal Accountant Fees and Services

16.C.10 Audit and non-audit fees

The following table sets forth the fees paid in 2021 and 2020 to KPMG Auditores Independentes Ltda.

As of and for the year ended December 31,	R$ in thousands
	2021	2020
Audit fees	49,123	43,882
Audit-related fees	632	924
Other fees	2,208	3,475
Total fees	51,963	48,281

They refer, respectively, to the hiring of:

•	Audit Fees: the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory fi lings or engagements for those fiscal years;
•	Audit-related Fees: accounting review of tax returns, actuarial audit and other related services; and
•	Other Fees: issuance of due diligence, for assurance, technical consultancy and other agreed upon procedures reports.

16.C.20 Audit Committee pre-approval policies and procedures

The Audit Committee recommends to the Board of Directors, the entity to be hired to provide us and our subsidiaries independent audit services, as well as their compensation and replacement. The guidelines for such engagement are set out in the Independent Audit Company Hiring Policy, which is in line with Brazilian legislation and available on the Bradesco Investor Relations (Bradesco RI) website. For more information regarding our Board of Directors and Audit Committee, see “Item 6.C. Board Practices”.

246 – Form 20-F 2021 | Bradesco

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the “Profit Reserves – Statutory Reserve” account. This program authorizes the acquisition of up to 15,000,000 nominative book-keeping shares, with no par value, whereby 7,500,000 are common shares and 7,500,000 are preferred shares; and it is effective from December 28, 2020 to June 28, 2022.

In 2021, no class of shares were acquired to be held in treasury.

16.F. Change in Registrant’s Certifying Accountant

Not applicable.

16.G. Corporate Governance

In May 2006, our Board of Directors approved our “Corporate Governance Policy”, which is available on the Bradesco Investor Relations website.

247 – Form 20-F 2021 | Bradesco

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

The table below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

Article	NYSE corporate governance rules for US issuers	Our corporate governance practices
303A.01	Independent directors must comprise a majority of the members of the Board of Directors of a listed company on NYSE.	The Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. However, in the spirit of good corporate governance, our Board of Directors includes three independent directors.
303A.04	Listed companies must have a Nomination/ Corporate Governance Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have an Executive Committee of Corporate Governance subordinate to the Board of Executive Officers, and the Nomination and Succession Committee, which reports to the Board of Directors. Both committees are composed of members of our Management, and have Charters that address their minimum requirements.
248 – Form 20-F 2021 | Bradesco

303A.05	Listed companies must have a Remuneration Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Remuneration Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a senior manager, each with a two-year term of office. The Committee’s primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our management, according to legislation in force. None of the members of the Remuneration Committee are independent directors. The Remuneration Committee has a written Charter that states the responsibilities of the committee.
303A.06 303A.07

Listed companies must have an Audit Committee, composed of a minimum of three members who satisfy the requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank of Brazil regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of two years. The members are appointed/replaced by the Board of Directors. We currently have four members on our Audit Committee, one of them is also a director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. In these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank of Brazil regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees and 6.C.30 Statutory Committees”.

We also have a Fiscal Council, which currently has five effective members and five alternates. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see “Item 6.C. Board Practices – 6.C.10 Fiscal Council”.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any stock option compensation plans. We currently do not have any stock option based on a compensation plan.
249 – Form 20-F 2021 | Bradesco

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available through the Corporate Governance Policy on Bradesco Investor Relations website, in the Corporate Governance – Bylaws and Policies section.
303A.10	Listed companies must adopt and disclose a Code of Ethical Conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or officers.

We have adopted a Code of Ethical Conduct, which applies to our senior management, employees, interns, apprentices, business partners, suppliers, service providers, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of Senior Management or employees appointed or transferred by our member companies. We have an Integrity and Ethical Conduct Committee, appointed by the Board of Directors, which is responsible for the dissemination and fulfillment of the Codes of Ethical Conduct, as well as ensuring its effectiveness.

We post any modifications or waivers to either Codes of Ethical Conduct on Bradesco Investor Relations website.

303A.12	The Chief Executive Officer of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	Our Chief Executive Officer shall promptly notify the NYSE in writing, should any member of the Board of Executive Officers become aware of any non-compliance with any applicable provision of the NYSE Corporate Governance rules.

250 – Form 20-F 2021 | Bradesco

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F- 3 through F-155.

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

251 – Form 20-F 2021 | Bradesco

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

/s/ Octavio de Lazari Junior
Octavio de Lazari Junior Chief Executive Officer

/s/ André Rodrigues Cano
André Rodrigues Cano Chief Financial Officer

Date: April 28, 2022.

252 – Form 20-F 2021 | Bradesco

CONSOLIDATED FINANCIAL

hb

STATEMENTS

2021

bradesco

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Banco Bradesco S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (the “Bank”) as of December 31, 2021 and 2020, the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Report of Independent Registered Public Accounting Firm

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes 2d viii, 3.2, 4, 21d, 23, 24 and 40, to the consolidated financial statements, the Bank has R$ 51,710,077 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2021. The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to recognition or are credit impaired (stage 2 and 3, respectively), and a 12-month ECL for all other contracts (stage 1). The Bank calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

We identified the assessment of the allowance for ECL as a critical audit matter. Complex auditor judgment was required to evaluate the ECL estimate as it involved significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity of the assumptions. These included: (i) the overall ECL methodology, inclusive of the methods and assumptions used to estimate the PDs, EADs and LGDs; (ii) the future macroeconomic scenarios; (iii) the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, (iv) for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ECL process. This included controls related to: (i) the development and approval of the ECL methodology; (ii) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (iii) the validation of models used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis. We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) evaluating the overall ECL methodology and assessing the models and modelling techniques by inspecting the model documentation to determine whether the models are suitable for their intended use; (ii) recalculating a selection of the Bank’s estimates of PDs, EADs and LGDs using the Bank’s historical data and defined methodologies; (iii) evaluating whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (iv) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation. We compared the indices projected by the Bank in the future macroeconomic scenarios with independent third-party projections. For a selection of contracts with ECL calculated on an individual basis, we assessed the assumptions and inspected the related documentation used by the Bank to determine the expected cash flows, including those from collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of the financial instruments in stages 2 and 3.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Report of Independent Registered Public Accounting Firm

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits

As discussed in notes 2j, 4 and 36, to the consolidated financial statements, the Bank is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 8,072,037 thousand, R$ 9,179,471 thousand and R$ 6,729,107 thousand, respectively.

The provisions for tax lawsuits, such as those related to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank’s actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, the Bank uses a model based on historical data. The Bank segregates the lawsuits in groups based on certain characteristics, including the date the lawsuit was initiated (before or after the labor reform), and estimates the provision amount based on the average amount of payments in the last 12 months adjusted for inflation.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (i) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) the development and approval of the models and assumptions used to measure the provision for labor liabilities. We obtained and read the letters received directly from the Bank’s external legal advisors for certain tax lawsuits, and the documentation prepared by the internal legal advisors for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters. We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank’s position and the supporting documentation. For the labor lawsuits, we: (i) evaluated the length of the historical observation period used by the Bank by comparing it to the results of using alternative periods; (ii) tested the accuracy of the segregations used in the model; and (iii)

tested the accuracy of the model using the Bank´s historical data and defined methodologies. For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the year to the amounts provided for at the previous year end.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Report of Independent Registered Public Accounting Firm

Assessment of the recoverability of deferred tax assets

As discussed in notes 2u, 4 and 16 to the consolidated financial statements the Bank has R$ 86,547,240 thousand of deferred tax assets as of December 31, 2021. The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. The Bank’s estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a critical audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits. We involved corporate finance professionals with specialized skills and knowledge, who assisted in assessing the assumptions, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank’s estimate of future taxable profits. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2021 made in the prior year with actual taxable profits in 2021.

Evaluation of the impairment testing of goodwill and intangible assets

As discussed in notes 2g, 2i, 4 and 28 to the consolidated financial statements the Bank has goodwill of R$ 6,048,734 thousand and other intangible assets with finite useful lives of R$ 3,049,946 thousand. The Bank performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, the Bank estimates recoverable amounts of the relevant cash generating units based on the present value of future cash flows. In order to estimate future cash flows the Bank estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a critical audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of goodwill and intangible assets, including controls related to: (i) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (ii) the independent review of the calculation methodology to perform the impairment test. We involved corporate finance professionals with specialized skills and knowledge who assisted in: (i) evaluating the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources; (ii) evaluating the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities; (iii) assessing the Bank’s ability to project cash flows by comparing the prior year’s projections for the year ended December 31, 2021, with actual cash flows in 2021; and (iv) testing the mathematical accuracy of certain steps of the present value calculations.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Report of Independent Registered Public Accounting Firm

Evaluation of the measurement of insurance and pension plan technical provisions

As discussed in notes 2l, 4 and 34 to the consolidated financial statements, the Bank has R$ 286,386,634 thousand of technical provisions related to insurance contracts and pension plans as of December 31, 2021. The measurement of certain of these technical provisions and the performance of the liability adequacy tests involve the use of actuarial techniques and methods that require judgment to determine methodologies and define assumptions including expected claim amounts, longevity, persistence, inflation of medical costs and discount rates.

We identified the evaluation of the measurement of certain insurance contracts and pension plans technical provisions and the liability adequacy test, as a critical audit matter. The assumptions used in their measurement and in the performance of the liability adequacy test are subjective. Minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities and the results of the liability adequacy test. Subjective auditor judgment and specialized actuarial skills and knowledge was required to assess the assumptions as well as the actuarial methodologies used.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the liability adequacy test and the measurement of certain technical provisions. This included controls related to: (i) the development and approval of actuarial methodologies and assumptions in respect of expected claim amounts, longevity, persistence, inflation of medical costs and discount rates; and (ii) the review and approval of the final calculations. We involved actuarial professionals with specialized skills and knowledge who assisted in: (i) evaluating the methodologies used in the measurement of certain technical provisions and the liability adequacy tests by comparing them to market practice; (ii) assessing the assumptions related to expected claim amounts, longevity, persistence, inflation of medical costs and discount rates, used in the measurement of certain technical provisions and the liability adequacy test by comparing them with publicly available information and with the Bank’s historical experience; (iii) testing, through the use of a specialized software tool, the accuracy of certain technical provisions based on the Bank’s historical data, assumptions and methodologies; (iv) developing, through the use of a specialized software tool, an independent estimate of certain technical provisions, by using generally accepted actuarial techniques and independently sourced assumptions, and (v) assessing the Bank’s ability to accurately project claims by comparing historical estimates with subsequent payments made.

KPMG Auditores Independentes Ltda.

We have served as the Bank’s auditor since 2011.

São Paulo, Brazil
April 28, 2022

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Income Statement

	R$ thousand
	Years ended December 31
	Note	2021	2020	2019
Interest and similar income		138,223,346	119,743,371	124,417,705
Interest and similar expenses		(55,121,323)	(48,575,687)	(58,617,986)
Net interest income	6	83,102,023	71,167,684	65,799,719
Fee and commission income	7	26,033,007	24,936,454	25,337,676
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(11,272,790)	(18,586,403)	(1,090,917)
Net gains/(losses) on financial assets at fair value through other comprehensive income	9	(1,081,393)	(1,716,879)	655,832
Net gains/(losses) on foreign currency transactions	10	(425,732)	(1,010,972)	323,774
Gross profit from insurance and Pension Plans	11	6,073,461	7,578,707	8,254,939
- Insurance and pension income		76,221,161	68,410,501	71,191,410
- Insurance and pension expenses		(70,147,700)	(60,831,794)	(62,936,471)
Other operating income		(6,706,454)	(13,735,547)	8,143,628
Expected loss on loans and advances	23	(9,358,234)	(18,711,841)	(12,532,133)
Expected loss on other financial assets	21 and 24	(255,975)	(833,434)	(1,472,394)
Personnel expenses	12	(20,013,692)	(18,965,477)	(21,143,568)
Other administrative expenses	13	(15,993,155)	(15,484,126)	(16,489,578)
Accumulated depreciation and amortization	14	(5,772,900)	(5,921,030)	(5,865,768)
Other operating income/(expenses)	15	(18,603,757)	(18,822,246)	(29,597,586)
Other operating expense		(69,997,713)	(78,738,154)	(87,101,027)
Income before income taxes and share of profit of associates and joint ventures		32,430,863	3,630,437	12,179,996
Share of profit of associates and joint ventures	26	421,504	444,858	1,201,082
Income before income taxes and non-controlling interests		32,852,367	4,075,295	13,381,078
Income taxes	16	(9,471,563)	11,958,666	7,792,129
Net income for the year		23,380,804	16,033,961	21,173,207

Attributable to shareholders:
Shareholders of the parent		23,172,322	15,836,862	21,023,023
Non-controlling interest		208,482	197,099	150,184

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	17	2.28	1.55	2.06
– Earnings per preferred share	17	2.50	1.71	2.27

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Comprehensive Income

	Note	R$ thousand
		Year ended December 31
		2021	2020	2019
Net income for the year		23,380,804	16,033,961	21,173,207

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		(13,601,053)	(1,529,928)	7,752,853
Gains/(losses) transferred to income	9	(1,081,393)	(1,720,958)	651,428
Tax effect		6,045,476	1,447,558	(3,609,375)

Unrealized gains/(losses) on hedge	20
Cash flow hedge		(1,962,706)	(335,620)	260,397
Hedge of investment abroad		(224,055)	(187,629)	(119,635)
Tax effect		1,021,384	235,462	(42,854)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		(19,107)	235,863	73,867

Items that can not be reclassified to the consolidated statement of income
Gains/(losses) on equity instruments at fair value through other comprehensive income		1,080,075	3,573,603	1,482,384
Tax effect		(441,363)	(1,464,897)	(579,763)

Other		73,830	(21,593)	(204,538)

Total other comprehensive income		(9,108,912)	231,861	5,664,764
Total comprehensive income for the year		14,271,892	16,265,822	26,837,971

Attributable to shareholders:
Shareholders of the parent		14,063,410	16,068,723	26,687,787
Non-controlling interest		208,482	197,099	150,184

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	Note	On December 31, 2021	On December 31, 2020
Assets
Cash and balances with banks	18	108,601,632	107,602,594
Financial assets at fair value through profit or loss	19a	336,560,965	275,986,689
Financial assets at fair value through other comprehensive income	21	193,516,537	185,841,975
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	22	83,426,816	191,424,731
- Loans and advances to customers, net of provision for losses	23	573,032,622	473,637,358
- Securities, net of provision for losses	24	178,819,275	179,623,894
- Other financial assets	29	64,411,451	52,416,117
Non-current assets held for sale	25	1,196,272	1,202,488
Investments in associates and joint ventures	26	7,557,566	7,386,840
Premises and equipment, net	27	13,513,105	14,071,129
Intangible assets and goodwill, net	28	14,911,007	14,669,464
Taxes to be offset	16g	13,286,829	15,330,420
Deferred income tax assets	16c	78,743,461	76,984,262
Other assets	29	7,994,655	8,475,829
Total assets		1,675,572,193	1,604,653,790

Liabilities
Liabilities at amortized cost
- Deposits from banks	30	279,009,280	267,280,167
- Deposits from customers	31	569,726,250	545,292,743
- Securities issued	32	166,228,542	144,903,825
- Subordinated debts	33	54,451,077	53,246,232
- Other financial liabilities	37	86,407,304	75,528,047
Financial liabilities at fair value through profit or loss	19c	14,265,283	18,697,682
Provision for Expected Credit Loss
- Loan Commitments	23	3,315,190	3,859,316
- Financial guarantees	23	2,066,167	2,318,930
Insurance technical provisions and Pension Plans	34	286,386,634	279,465,384
Other reserves	36	25,536,619	25,582,923
Current income tax liabilities		2,059,223	1,596,284
Deferred income tax liabilities	16c	208,035	1,249,650
Other liabilities	37	35,683,882	39,515,233
Total liabilities		1,525,343,486	1,458,536,416

Shareholders’ equity	38
Capital		83,100,000	79,100,000
Treasury shares		(666,702)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		67,250,114	58,985,029
Additional paid-in capital		70,496	70,496
Other comprehensive income		(1,005,569)	8,103,343
Retained earnings		992,525	(234,109)
Equity attributable to shareholders of the parent		149,776,837	145,620,218
Non-controlling interest		451,870	497,156
Total equity		150,228,707	146,117,374
Total equity and liabilities		1,675,572,193	1,604,653,790
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on January 1, 2019	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120
Net income	-	-	-	-	-	-	-	21,023,023	21,023,023	150,184	21,173,207
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,795,435	-	5,795,435	-	5,795,435
Foreign currency translation adjustment	-	-	-	-	-	-	73,867	-	73,867	-	73,867
Other	-	-	-	-	-	-	(204,538)	-	(204,538)	-	(204,538)
Comprehensive income	-	-	-	-	-	-	5,664,764	21,023,023	26,687,787	150,184	26,837,971
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	8,750	8,750
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-	-	-
Interest on equity and dividends	-	-	-	-	(8,000,000)	-	-	(7,863,776)	(15,863,776)	(115,491)	(15,979,267)
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574

Balance on January 1, 2020	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574
Net income	-	-	-	-	-	-	-	15,836,862	15,836,862	197,099	16,033,961
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	17,591	-	17,591	-	17,591
Foreign currency translation adjustment	-	-	-	-	-	-	235,863	-	235,863	-	235,863
Other	-	-	-	-	-	-	(21,593)	-	(21,593)	-	(21,593)
Comprehensive income	-	-	-	-	-	-	231,861	15,836,862	16,068,723	197,099	16,265,822
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	827,328	10,171,278	-	-	(10,998,606)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,547,971)	(5,547,971)	(140,453)	(5,688,424)
Balance on December 31, 2020	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374

Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	23,172,322	23,172,322	208,482	23,380,804
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(9,163,635)	-	(9,163,635)	-	(9,163,635)
Foreign currency translation adjustment	-	-	-	-	-	-	(19,107)	-	(19,107)	-	(19,107)
Other	-	-	-	-	-	-	73,830	-	73,830	-	73,830
Comprehensive income	-	-	-	-	-	-	(9,108,912)	23,172,322	14,063,410	208,482	14,271,892
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	-	-

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-	-	-
Cancellation of Treasury Shares		440,514			(440,514)				-		-
Acquisition of treasury shares	-	(666,702)	-	-	-	-	-		(666,702)		(666,702)
Interest on equity and dividends	-	-	-	-	-	-	-	(9,240,089)	(9,240,089)	(253,768)	(9,493,857)
Balance on December 31, 2021	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flow

	R$ thousand
	Accrued on December 31
	2021	2020
Operating activities
Income before income taxes and non-controlling interests	32,852,367	4,075,295
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	9,358,234	18,711,841
Changes in the insurance technical provisions and Pension Plans	32,600,967	29,983,129
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	1,081,393	1,716,879
Expenses with provisions and contingent liabilities	3,888,464	3,822,270
Impairment of non-financial assets	255,975	2,162,468
Depreciation	2,712,720	2,960,106
Amortization of intangible assets	3,060,180	2,960,924
Share of profit of associates and joint ventures	(421,504)	(444,858)
(Gains)/Losses on disposal of non-current assets held for sale	(239,499)	130,024
(Gains)/Losses from disposal of property and equipment	228,971	139,411
(Gains)/Losses on the sale of investments in associates	(15,366)	(29,829)
Effect of changes in exchange rates in cash and cash equivalents	(3,475,438)	(2,452,395)
Changes in assets and liabilities:
(Increase)/decrease in reserve requirement - Central Bank	(3,559,769)	6,864,805
(Increase)/decrease in loans and advances to banks	(9,087,880)	(8,449,903)
(Increase)/decrease in loans and advances to customers	(182,188,118)	(125,720,138)
(Increase)/decrease in financial assets at fair value through profit or loss	(60,377,643)	(26,226,912)
(Increase)/decrease in other assets	(15,943,985)	(25,168,411)
Increase/(decrease) in deposits from banks	27,166,234	53,292,918
Increase/(decrease) in deposits from customers	38,922,747	186,793,206
Increase/(decrease) in financial liabilities at fair value through profit or loss	(4,432,399)	4,453,599
Increase/(decrease) in insurance technical provisions and Pension Plans	(25,679,716)	(18,820,436)
Increase/(decrease) in other provisions	(3,934,768)	(3,479,276)
Increase/(decrease) in other liabilities	19,820,868	(4,622,104)
Cash generated by operations	(137,406,965)	102,652,613
Interest received on investing financial assets	72,045,757	67,055,576
Interest paid on operating	(29,926,361)	(21,560,365)
Income tax and social contribution paid	(6,707,736)	(5,715,233)
Net cash provided by/(used in) operating activities	(101,995,305)	142,432,591

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(183,172)	(3,173,403)
(Acquisition) of financial assets at fair value through other comprehensive income	(162,115,499)	(56,013,411)
Disposal of financial assets at fair value through other comprehensive income	127,129,772	54,381,559
Maturity of securities at amortized cost	47,481,373	53,919,341
(Acquisition) of securities at amortized cost	(46,679,357)	(47,169,156)
Disposal of non-current assets held for sale	608,200	559,661
(Acquisitions) of investments in associates	(293,793)	(491,438)
Sale of investments in associates	62,237	130,249
Dividends and interest on shareholders’ equity received	766,331	296,323
(Acquisition) of property and equipment	(1,156,867)	(1,795,410)
Sale of property and equipment	528,602	795,560
(Acquisition) of intangible assets	(3,253,248)	(2,469,105)
Interest received on investing financial assets	17,799,378	21,491,721
Net cash provided by/(used in) investing activities	(19,306,043)	20,462,491

Financing activities
Funds from securities issued	105,221,591	61,833,816
Payments on securities issued	(84,821,391)	(84,286,467)
Funds from subordinated debt issued	9,130,200	688,186
Payments on subordinated debts	(9,516,156)	(1,258,049)
Lease payments	(1,685,513)	(1,797,408)
Non-controlling shareholders	(253,768)	(144,051)
F-13

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flow (continued)

	R$ thousand
	Accrued on December 31
	2021	2020
Interest paid on financing liabilities	(9,102,724)	(10,009,878)
Interest on Shareholders’ Equity/Dividends Paid	(9,914,297)	(1,432,130)
Acquisition of treasury shares	(666,702)	-
Net cash provided by/(used in) financing activities	(1,608,760)	(36,405,981)

(Decrease)/Increase in cash and cash equivalents	(122,910,108)	126,489,101

Cash and cash equivalents
At the beginning of the year	190,820,989	61,879,493
Effect of changes in exchange rates in cash and cash equivalents	3,475,438	2,452,395
At the end of the year	71,386,319	190,820,989

(Decrease)/Increase in cash and cash equivalents	(122,910,108)	126,489,101

Non-cash transactions
Credit operations transferred to non-current assets held for sale	803,830	1,087,055
Dividends and interest on equity declared but not yet paid	153,004	3,825,613
(Gains)/losses on financial assets at fair value through other comprehensive income	9,163,635	(17,591)

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

1)       GENERAL INFORMATION

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with it’s subsidiaries, the “Group”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and Non-Life insurance and Pension Plans, real estate ventures and capitalization bonds.

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

The Company was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, as issued by IASB, were approved by the Board of Directors on April 28, 2022.

2)       SIGNIFICANT ACCOUNTING POLICIES

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

The Company has classified its expenses according to their nature.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of financial assets; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance, supplemental Pension Plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Company and the equity method investees.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

a)	Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters’ location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Financial Sector – Brazil				-		-
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Credit Card	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	nvestment banIk	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U. (1)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Georgetown - Cayman Island	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London – United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
BAC Florida Bank (4)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	Headquarters’ location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	São Paulo - Brazil	Dental care	50.01%	50.01%	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (1) (5)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Columbus Holdings S.A. (6)	São Paulo - Brazil	Holding	-	100.00%	-	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (1)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;

(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3) The functional currency of this company is the Mexican Peso;

(4) The functional currency of this company is the US dollar;

(5) Accounting information used with date lag of up to 60 days;

(6) Company merged on March 31, 2021, into Quixaba Empreendimentos e Participações Ltda. (Bradesco wholly owned subsidiary); and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

i.	Subsidiaries

Subsidiaries are all companies over which the Group, has control. The Company has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Company obtains control over its activities until the date this control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

over the fair value of the Company’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Company’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Company allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

ii.	Associates

Companies are classified as associates if the Company has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Company holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Company could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Company’s consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.	Joint ventures

The Company has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity, and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group, with other parties, holds joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Company using the equity method.

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

v.	Transactions with and interests of non-controlling shareholders

The Company applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.	Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Company for the purposes of consolidation.

b)	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Company’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, except for the subsidiary in Mexico, which has the Mexican Peso as its functional currency, and BAC Florida Bank, which has the US dollar as its functional currency.

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

Exchange differences arising from the above process are presented in equity as “Foreign currency translation adjustment”.

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

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Company to manage its short-term commitments. See Note 18 (b) – “Cash and cash equivalents”.

d)	Financial assets and liabilities

i.         Financial assets

The Company classifies and measures financial assets based on the business model for the management of financial assets, as well as on the characteristics of contractual cash flow of the financial asset.

The Company classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

- Business model: it relates to the way in which the Company manages its financial assets to generate cash flows. The objective (business model) of management in relation to each portfolio is defined as either: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) is applied. Financial assets held under business model (iii) are measured at FVTPL.

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

Interest income is recognized in the consolidated statement of income using the effective

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

interest method. Dividends on equity instruments are recognized in the consolidated statement of income in ‘Dividend income’, within “Net Gains/(losses) on financial assets at fair value through other comprehensive income” when the Company’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

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

ii.       Financial liabilities

The Company classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except in cases of trading financial liabilities.

Financial liabilities for trading recognized by the Company are derivative financial instruments that are recorded and measured at fair value, with the respective changes in fair value recognized immediately in profit or loss.

The Company does not have any financial liabilities designated at fair value through profit or loss.

For more details on the treatment of derivatives, see Note 2(d) (iii).

•	Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Company to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the statement of financial position at fair value on the date the guarantee was given. After initial recognition, the Company’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

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

The Company has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures are presented in Note 3.3 – Market risk.

iv.      Recognition

Initially, the Company recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

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

vi.      Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Company has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

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

For more commonly used instruments, the Company uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Company uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

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

viii.  Expected credit losses

The Company calculates the expected credit losses for financial instruments measured at amortized cost and at FVOCI (except for investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Company expects to recover discounted at the effective interest rate of the operation;

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Company expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: it is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Company expects to recover discounted at a rate that reflects the market conditions.

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

The measurement of expected losses for the whole lifecycle is applied when a financial asset,

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

on the reporting date, has experienced a significant increase in credit risk since its initial recognition and the measurement of expected credit loss for 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Company assumes that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the reporting date.

With respect to Brazilian government bonds, the Company has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is recorded for credit losses.

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

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest, which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

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

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Company for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

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

Generally, the identified intangible assets of the Company have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i.	Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures and is allocated to Cash Generating Unit (CGU) or groups of CGUs that are expected to benefit from the synergies of the acquisitions.

Goodwill reflects the excess of the cost of acquisition in relation to the Company’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Company’s share of the fair value of net identifiable assets or liabilities

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.	Software

Software acquired by the Company is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Company can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

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

h) Company lease (lessee)

As a lessee, the Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Company recognizes a “lease liability” and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Company has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

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

The incremental rate applied by the Company takes into account the funding rate free of risk adjusted by the credit spread.

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

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

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

The Company’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

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

j) Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Company has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

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

k)	Classification of insurance contracts and investments

An insurance contract is a contract in which the Company accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities in accordance with IFRS 9 – Financial Instruments.

l)	Technical provisions for Non-Life, life, health and pension insurance

The Unearned Premiums Reserve (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, considering amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. For the Non-Life and Life segments, the portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated in the Estimated Unearned Premiums Reserve (PPNG-RVNE).

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future premiums, corresponding to future obligations assumed in the insurance contracts. Specifically for the individual health portfolio, the costs related to the permanence of the dependents in the plan for five years without the corresponding payment of premiums from the expectation of the death of the plan holder are considered. The provision is calculated using methodologies and assumptions consistent with standard actuarial practices. In Pension Plans with variable contribution characteristic, the PMBAC represents the contributions received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIEs).

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits. Specifically, for health insurance, the PMBC considers the obligations arising from the contractual clauses of remission of cash considerations, related to health care coverage and the premiums for payment of the insured participants of the Bradesco Saúde insurance – “GBS Plan”. The provision is calculated according to the methodology and assumptions established in standard actuarial practices.

The provision for claims/events occurred and not reported (IBNR/PEONA) is calculated from the final estimate of claims that have already occurred and not yet reported, based on run-off triangles which consider the historical development of claims reported to establish a future projection by claims occurrence period. For health insurance, monthly run-off triangles are used, which consider the historical development of claims reported in the last 12 months. For Non-Life, Life and Pension Plans, semiannual run-off triangles are used, which consider the historical development of claims reported in the last 10 semesters (Non-Life and Life insurance) and in the last 16 semesters (Pension Plans).

The Provision for Unsettled Claims (PSL/PESL) considers the expected amounts to be settled for all claims notices received up to the balance sheet date. The provision covers administrative and judicial

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

claims monetarily adjusted and with interest in the case of legal claims. For Non-Life insurance, these amounts are net of the corresponding portion of the expected receipt of salvage and reimbursement.

The Provision for Related Expenses (PDR) is set up to cover expected amounts related to claims incurred and to be incurred depending on the structure of each contract.

In Other Technical provisions, the following provisions are being considered:

The supplementary provision for coverage (PCC), which refers to the amount necessary to complement the technical provisions, determined in the liability adequacy test (TAP) for Non-Life, Life insurance and Pension Plans.

The Provision for Insufficiency of Premiums/Considerations (PIC/PIP) of Health insurance contracts, which aims to determine the insufficiency of considerations/premiums to cover the events/losses to occur, when applicable, being calculated from the methodologies defined in standard actuarial practices.

In addition, Other Technical Provisions comprise the following specific provisions for Life insurance contracts and Pension Plans:

- Provision for Redemptions and Other Amounts to Regularize (PVR) for Pension Plans, which covers the amounts related to redemptions to be settled, premium returns and portability requested and not yet transferred to the receiving entity;

- Provision for financial surplus (PEF), which corresponds to the financial result in excess of the minimum guaranteed profitability, passed on to contracts with a financial surplus participation clause for Pension Plans;

- Provision for Technical Surplus (PET) for Pension Plans, which corresponds to the difference between the expected value and the observed value of events that occurred in the period for insurance for insureds with a technical surplus participation clause

- “Other technical provisions (OPT)” for Pension Plans that comprises part of the mathematical provisions of benefits to be granted and benefits granted transferred to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Net income from insurance and Pension Plans”.

i.	Liability Adequacy Test (LAT)

The Company conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 – Insurance Contracts and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

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

To calculate the present value of projected cash flows, the Company used the risk free forward (ETTJ) rate which was prepared by SUSEP (Danos) and Fenaprevi (Vida e Previdência) both approved by SUSEP.

In relation to Life insurance and Pension Plans, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management. The projections follow the methodology and assumptions described in the preceding paragraphs of this section.

The result of the liability adequacy test (LAT) presented an insufficiency which was recognized in the Complementary Provision for Coverage (PCC), see Note 34.

Regarding damage insurance, the average projected loss ratio was 45.07% and the average reinsurance projected in the study, calculated based on the reported claims, was 6.85%. The result of the adequacy test did not show insufficiency and, consequently, no incremental additional provisions to the insurance liabilities were recorded.

m)	Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Company’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. In this way, credit risks are reduced. If there are indications that the amounts recorded will not be realized at their carrying amount, these assets will be assessed for impairment.

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

o) Capitalization bonds

The liability for capitalization bonds is registered in the line item “Other liabilities”. Financial liabilities and revenues from capitalization bonds are recognized at the time bonds are issued.

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is indexed to the Referential Rate index (TR) plus a spread until the redemption or cancellation of the bond. Amounts payable are recognized in the line item “Other Liabilities – Capitalizations Bonds”.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the accumulated interest. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires.

p) Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies and invoices or at the beginning of the risk period for cases in which the cover begins before the issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

Accepted coinsurance contracts and retrocession operations are recorded on the basis of information received from the lead coinsurer and IRB – Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of these operations is carried out in a manner consistent with the related insurance premium and/or reinsurance contract.

The acquisition costs relating to the commission of insurance are deferred and adapted to the result in proportion to the recognition of the earned premium. The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and for the period of 12 months in the other operations.

Contributions to Pension Plans and Life insurance premiums with survivor coverage are recognized in income upon their effective receipt. The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Financial revenues include interest income on assets including financial assets at fair value through other comprehensive income, income from dividends, gains from the disposal of financial instruments fair value on other comprehensive income, changes in the fair value of financial assets measured at fair value through profit or loss, accrued income in the calculation of the amortized cost of securities and reclassifications of gains previously recognized in other comprehensive income. The income from interest is recognized in the results through the effective interest method.

Financial expenses cover losses in the disposal of assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss and losses by impairment recognized in the financial assets (except receivables).

q)	Employee benefits

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

The Company’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Company or at the time of retirement.

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

Severance benefits are accrued when the employment relationship is terminated by the Company before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

iv.	Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be reliably estimated.

r)	Interest

Income from financial assets measured at amortized cost and at FVOCI, except instruments of equity

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

s)	Fees and commissions

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

t)	Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Deferred tax assets” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred taxes”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020. In March 1, 2021, Provisional Measure No. 1,034 ("MP") was published, converted into Law No. 14,183, on July 14, 2021, which raised the rate of CSLL by five percentage points, during the period from July 1, 2021 to December 31, 2021.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

u)	Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Company operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Company’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary Pension Plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

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

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year, excluding the average number of shares purchased by the Company and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

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

3)       RISK MANAGEMENT

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Covid-19 Pandemic

Following health protocols, the Company initiated the gradual return of employees to in-person activities in the administrative centers and branches network. This plan recommends a safe return of the employees and includes all of the recommendations by the Ministry of Health.

Some learnings were incorporated into our operations, for example, how to virtually relate to our supplier customers and the intensification of remote work in the Company.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company’s action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

•	First line, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;

•	Second line, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
•	Third line, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions:

Capital: the Company seeks to maintain, permanently, a solid capital base to support the development of activities and cope with the risks incurred (in normal situations or of stress), as well as to support any losses arising from non-measurable risks and make possible strategic acquisitions. To meet this goal, capital buffers were established, which are part of the framework of risk appetite, which are defined and approved by the Board of Directors.

The Company has established that the Indexes of Basel, Level I, of Common Equity and Leverage Ratio should correspond at least to the regulatory cap, plus the current Equity buffer.

Liquidity: the Company aims to effectively comply with its obligations through diversified and low cost sources of funding to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios without affecting its daily operations and incurring significant losses.

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

Profitability: the Company prioritizes diligence for the sustainable growth of its business and results and for the adequate remuneration of its equity, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business.

The Company periodically monitors key performance indicators of the results by line of business, segments and products. On the basis of these monitoring, analyses, projections and studies are made in order to inform the business areas and Senior Management about the individual and consolidated results, thus allowing conscious decision making and strategic reviews.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Loan: the Company focus on domestic customers, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted, maintaining proper levels of provisions and concentrations.

The monitoring of credit risk is accomplished through continuous monitoring of portfolios and exhibitions, with assessment of the evolution of their volumes, delinquency, provisioning, studies of harvests, and equity, among others. Additionally, the Company has a structured process of governance of limits of liability for approval of credit operations and recovery.

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

Market: the Company aims to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude.

The Company monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

For the Trading portfolio the indicators of Value at Risk (VaR), Stress Scenarios for a month and of Monthly and Quarterly Result are part of the risk appetite. For the Banking portfolio, the ΔEVE Internal Model; ΔEVE Outlier test; and ΔNII Internal Model and follow-up of the positions market evaluated.

Operational: the Company aims to provide assurance with regard to appropriately carrying out its business in accordance with laws regulations and policies, ensuring that processes are covered by efficient controls.

In view of the wide range of products and services offered, as well as the significant volume of activities and operations made, the Company can incur operating losses resulting from flaws, deficiency or inadequacy of internal processes, people and systems, or from external events.

In this sense, in the context of the Prudential Conglomerate, the Company established limits of appetite and tolerance for operating losses, which are monitored on a monthly basis. Additionally, an indicator for monitoring the availability of the main channels of customer service and systems has been defined, aiming to provide continuous readiness in the customer service.

Reputation: the Company monitors its reputation as perceived by customers, employees, regulatory authority, investors and the market in general, aiming to ensure the timely identification and assessment of potential sources of this risk and act preventively to mitigate them.

The control of reputation risk aims to ensure that the Company evaluates and monitors the perception of various stakeholders in order to identify potential sources of risk in reputation and act in a timely manner to mitigate it.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The control of this risk is performed by means of a Consolidated Index of Reputation, which is subdivided into dimensions under which it is possible to determine the reputation of the Company as perceived by customers, employees, regulatory authority, investors and the market in general.

Model: the Company uses models to support the decision-making, preparation of financial reports and regulations, and to provide predictive information in several areas of the business. In this context, the Company recognizes the existence of the risk associated with the use of the models and importance of its management process.

The Company carries out the management and control of the model risk by means of assessment, inventory and classification of relevance and model risk, backed by processes of governance.

Qualitative Risk: in addition to the risks described above, the Company is exposed to the risks of Third Party, Strategy, Socio-environmental, Underwriting, Cyber Security and Compliance. These risks are managed by means of processes and a governance structure that is composed of Departmental Committees, executive committees and Senior Management. The management of these risks has the backing of policies, standards and procedures that contribute to their proper management and control.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

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

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company’s risk management and occasionally propose improvements as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

In this structure, the Integrated Risk Control Department (DCIR), whose mission is to promote and to implement risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Company’s processes, independently, consistently, on a transparent and integrated manner stands out. This Department is also responsible for complying with the Central Bank of Brazil rules for risk management activities.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of adverse events and circumstances on capital, on liquidity or on the value of a portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved in specific governance for this theme, where they are validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

Stress tests are used as a tool for managing risks: in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified by aligning them to the risk appetite of the Company.

3.1.Capital	Management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company’s strategic goals to support the risks inherent to its activities. In this way, it adopts a forward-looking stance when elaborating its capital plan, anticipating the need for capital for the next three (3) years, as well as establishing procedures and contingency actions to be considered in adverse scenarios.

The Company manages capital in line with the strategic guidelines, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors. The structure of Capital Management Governance, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan is composed by Commissions, Committees and its highest-level body is the Board of Directors.

The Controllership Department ensures compliance with the stipulations of the Central Bank of Brazil pertaining to capital management activities and assistance to the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels.

The Company also has a Recovery Plan, delivered to the Central Bank of Brazil in December of each year and approved by the Board of Directors in accordance with CMN Resolution No. 4,502, of June 30, 2016, establishing procedures for the preparation of recovery plans, in order to maintain adequate levels of capital and liquidity in situations of severe stress in financial institutions considered systemically important.

Reference Equity Adequacy

The Reference Equity (RE) adequacy is verified daily to ensure that the Company maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

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

Additionally, the Company must maintain enough RE to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk).

Capital Sufficiency

The capital management process is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which the Company operates.

The Company’s capital management aims at permanently ensuring a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred. The Company maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Company’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Capital Forecast

The Capital Management area is responsible for making simulations and projections of the Company’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Senior Management, pursuant to the governance established.

The projections for the next three years have adequate levels of Capital Ratios, considering the incorporation of net income and the evolution of the need for capital.

Analysis of Reference Equity (RE), Capital Ratios and Liquidity

The following table presents the main metrics established by prudential regulation, such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31, 2021	On December 31, 2020
	Prudential
Regulatory capital - values
Common equity	119,106,689	108,982,064
Level I	130,565,269	118,281,835
Reference Equity - RE	150,236,230	135,723,674
Risk-weighted assets (RWA) - amounts
Total RWA	953,325,685	858,692,912
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	12.5%	12.7%
Level 1 Index	13.7%	13.8%
Basel Ratio	15.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA
Additional Common Equity Conservation – ACP Conservation (1)	2.00%	1.25%

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31, 2021	On December 31, 2020
	Prudential
Regulatory capital - values
Additional Contracyclic Common Equity – ACP Contracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP	3.00%	2.25%
Excess Margin of Common Equity	4.99%	5.94%
Leverage Ratio (AR)
Total exposure	1,530,418,615	1,436,809,012
AR	8.5%	8.2%
Short Term Liquidity Indicator (LCR)	-
Total High Quality Liquid Assets (HQLA)	177,885,181	244,827,538
Total net cash outflow	128,779,954	137,247,662
LCR	138.1%	178.4%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	803,600,023	743,148,945
Stable resources required (RSF)	686,072,267	618,540,418
NSFR	117.1%	120.1%

(1)	CMN Resolution No. 4,783/20, from April 2020, establishes the reduction of the Common Equity Additional for Conservation (ACPConservação) from 2.5% to 1.25%, for the term of one year and after this period, the requirement will gradually be restored until March 31, 2022 to the level of 2.5%.

The minimum regulatory requirements determined by Central Bank of Brazil are presented below:

Basel Ratio[1] 10.63% as of April, 2021 11.00% as of October, 2021 11.50% as of April, 2022	Tier I Ratio [1] 8.63% as of April, 2021 9.00% as of October, 2021 9.50% as of April, 2022	Common Equity Ratio[1] 7.13% as of April, 2021 7.50% as of October, 2021 8.00% as of April, 2022
Leverage Ratio 3.0% The minimum requirement was defined by CMN Resolution 4,615, in November, 2017, effective as of January, 2018	LCR 90% in 2018 100% as of 2019	NSFR 100% The minimum requirement was defined by CMN Resolution 4,616, in November, 2017, effective as of October, 2018.

1 The Total Capital Ratio, the Tier I Ratio and the Common Equity Tier I Ratio encompass the Additional CET1 buffer requirements of Conservation, Systemic and Countercyclical, as per the CMN Resolution 4,193/13 and BCB Circular 3,768/15 and 3,769/15, respectively. The CMN Resolution 4,783/20, effective as of April, 2020, establishes the reduction of the conservation capital buffer requirement from 2.5% to 1.25%, for a period of one year and after this period, the requirement will be gradually reinstated until March 31, 2022 at the level of 2.5%.

Breakdown of Risk-Weighted Assets (RWA)

The following table presents information on the amount of RWA used to determine the minimum RE requirement, as established in art. 4 of CMN Resolution No. 4,193/13:

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

RWA	R$ thousand
	RWA		Minimum RE requirement (2)
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Credit Risk - treatment using a standardized approach	873,736,764	779,588,540	69,898,941	62,367,083
Credit risk in the strict sense (1)	741,032,973	642,582,738	59,282,638	51,406,619
Counterparty credit risk (CCR)	27,975,903	35,625,688	2,238,072	2,850,055
- Of which: through standardized approach to counterparty credit risk (SA-CCR)	21,429,406	23,851,517	1,714,352	1,908,121
- Of which: using the EMC approach	-	-	-	-
- Of which: using other approaches	6,546,497	11,774,170	523,720	941,934
Increase related to the adjustment associated with the variation in the value of derivatives due to the variation in the credit quality of the counterparty (CVA)	15,147,949	14,687,826	1,211,836	1,175,026
Unconsolidated fund shares - underlying assets identified	3,776,671	3,960,234	302,134	316,819
Unconsolidated fund shares - underlying assets inferred according to fund regulations	-	-	-	-
Unconsolidated fund shares - unidentified underlying assets	1,771,325	-	141,706	-
Securitization exposures - requirement calculated using standardized approach	501,904	2,791,550	40,152	223,324
Values referring to exposures not deducted in the calculation of PR (2)	83,530,038	79,940,504	6,682,403	6,395,240
Market Risk (3)	7,995,181	14,690,553	639,615	1,175,244
- Of which: requirement calculated using standardized approach (RWAMPAD)	8,193,036	8,805,006	655,443	704,400
- Of which: requirement calculated using internal model (RWAMINT)	7,995,181	14,690,553	639,615	1,175,244
Operational Risk	71,593,740	64,413,820	5,727,499	5,153,106
Total	953,325,685	858,692,912	76,266,055	68,695,433
(1)	It does not include Counterparty Credit Risk operations;
(2)	As defined in Resolution No. 4,192/13, 3, art. 4; and
(3)	Composed of a maximum of 80% of the standardized model (RWAMPAD) and internal model (RWAMINT), according to Circular No. 3,646 and No. 3,674.

3.2.	Credit risk

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

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company continuously maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty’s exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company’s to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty’s risks are also appropriately evaluated.

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

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

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

Credit Concession

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The Company’s strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company’s credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

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

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

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

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company’s economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior, this is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Company’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers’ inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

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

Retail and Wholesale Portfolios:

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

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

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

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 18)	108,601,632	-	107,602,594	-
Financial assets at fair value through profit or loss (Note 19)	336,560,965	-	275,986,689	-
Financial assets at fair value through other comprehensive income (Note 21) (1)	193,516,537	-	185,841,975	-
Loans and advances to banks (Note 22)	83,426,888	(72)	191,425,663	(932)
Loans and advances to customers (Note 23)	613,833,607	(40,800,985)	513,216,763	(39,579,405)
Securities at amortized cost (Note 24)	184,346,938	(5,527,663)	185,179,363	(5,555,469)
Other financial assets (Note 29)	64,411,451	-	52,416,117	-
Other financial instruments with credit risk exposure
Loan commitments (Notes 23 and 40)	310,337,059	(3,315,190)	255,953,637	(3,859,316)
Financial guarantees (Notes 23 and 40)	83,467,093	(2,066,167)	80,236,602	(2,318,930)
Total risk exposure	1,978,502,170	(51,710,077)	1,847,859,403	(51,314,052)
(1)	Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

The Company's maximum exposure to credit risk reached R$ 1,978,502,170 thousand on December 31, 2021, an increase of 7.1% compared to December 2020.

Of this exposure, R$ 108,601,632 thousand, that is, 5.5% of the total refers to cash and cash equivalents with banks, composed mainly of resources deposited at the Central Bank of Brazil, classified as low credit risk.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Financial assets at fair value through profit or loss (17.0% of total exposure) have mostly low credit risk, are mainly composed of securities issued by the Brazilian government recorded at fair value and also include derivative financial instruments.

Financial assets at fair value through other comprehensive income total R$ 193,516,537 thousand (9.8% of total exposure), are recorded at market value, being mostly represented by Brazilian government bonds, for more details on these assets, see note 21.

Loans and advances to financial institutions, which account for 4.2% of the total, are basically composed of reverse repurchase agreements and classified as low credit risk.

Loans and advances to customers represent 31.0% of the total exposure, for more details on these assets and the respective expected loss, see note 23.

Securities at amortized cost represent 9.3% of the total, for more details on these assets, see note 24.

Operations classified as “Other financial assets” represent 3.3% of the total and basically comprise foreign exchange operations and guarantee deposits.

As of December 31, 2021, loan commitments and financial guarantees total R$ 393,804,152 thousand, representing 19.9% of the total exposure.

Loans and advances to customers

Concentration of credit risk

	On December 31, 2021	On December 31, 2020
Largest borrower	0.7%	2.1%
10 largest borrowers	6.0%	7.5%
20 largest borrowers	9.2%	10.9%
50 largest borrowers	14.0%	15.7%
100 largest borrowers	17.8%	19.2%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousand
	On December 31, 2021%		On December 31, 2020%
Public sector	6,274,554	1.0	11,810,973	2.3
Oil, derivatives and aggregate activities	4,419,138	0.7	10,661,873	2.1
Production and distribution of electricity	1,306,448	0.2	1,074,867	0.2
Other industries	548,968	0.1	74,233	-
Private sector	607,559,053	99.0	501,405,790	97.7
Companies	287,216,857	46.8	244,976,110	47.7
Real estate and construction activities	23,708,445	3.9	20,092,249	3.9
Retail	42,151,968	6.9	36,498,461	7.1
Services	49,027,498	8.0	30,108,475	5.9
Transportation and concession	26,937,082	4.4	23,662,184	4.6
Automotive	12,660,961	2.1	15,625,309	3.0
Food products	17,426,747	2.8	13,378,255	2.6

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021%		On December 31, 2020%
Public sector	6,274,554	1.0	11,810,973	2.3
Wholesale	22,341,759	3.6	16,479,704	3.2
Production and distribution of electricity	7,555,587	1.2	6,979,203	1.4
Siderurgy and metallurgy	9,398,330	1.5	10,036,586	2.0
Sugar and alcohol	7,213,887	1.2	6,878,558	1.3
Other industries	68,794,593	11.2	65,237,126	12.7
Individuals	320,342,196	52.2	256,429,680	50.0
Total portfolio	613,833,607	100.0	513,216,763	100.0
Impairment of loans and advances	(40,800,985)		(39,579,405)
Total of net loans and advances to customers	573,032,622		473,637,358

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

The table below shows the fair value of guarantees of loans and advances to customers.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	293,491,411	113,682,742	256,810,316	89,481,169
Stage 1	255,289,107	100,979,275	217,561,123	75,882,476
Stage 2	14,119,637	5,262,230	13,960,366	5,035,349
Stage 3	24,082,667	7,441,237	25,288,827	8,563,344

Individuals	320,342,196	201,350,955	256,406,447	150,298,522
Stage 1	272,635,668	175,139,469	195,239,164	126,281,157
Stage 2	23,075,748	18,991,289	38,023,532	18,408,513
Stage 3	24,630,780	7,220,197	23,143,751	5,608,852
Total	613,833,607	315,033,696	513,216,763	239,779,691

(1) Of the total balance of loan operations, R$374,688,000 (2020 – R$354,814,000 thousand) refers to operations without guarantees.

3.3.	Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company’s financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Company has specific rules to regulate the market risk management process, as follows:

•	Classification of Operations;
•	Reclassification of Operations;
•	Trading of Public or Private Securities;
•	Use of Derivatives; and
•	Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

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

Trading Portfolio: it comprises all financial instruments held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

•	Value at Risk (VaR);
•	Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
•	Income; and
•	Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group’s other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

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

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company’s economists based on historical and prospective data for the risk factors in which the Company portfolio.

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company’s income, respectively, according to scenarios prepared by the Company’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company’s investments and capital-raising.

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

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company’s variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

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

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company’s validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the fair value process are adopted by the Company:

•	Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

•	Frequency: the formalized fair value criteria are applied on a daily basis;
•	Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
•	Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
•	Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

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

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

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

Cash flow Hedge

On December 31, 2021, Bradesco maintained cash flow hedges. See more details in Note 20.

Standardized and “Continuous Use” Derivatives

Company’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousand
	On December 31, 2021		On December 31, 2020
	Assets	Liabilities	Assets	Liabilities
Fixed rates	20,275,172	20,715,581	20,597,165	18,949,022
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	1,846,722	2,070,566	5,151,508	2,598,754
Exchange coupon	678,168	512,390	348,315	336,868
Foreign Currency	4,391,453	4,331,762	485,660	402,441
Equities	759,476	766,892	801,588	794,455
Sovereign/Eurobonds and Treasuries	7,510,094	4,163,177	7,373,381	3,973,859
Other	3,101,740	120,963	449,161	186,396
Total	38,562,826	32,681,331	35,206,778	27,241,795

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$ 3,596 thousand as of December 31, 2021, with Equities as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand
	On December 31, 2021	On December 31, 2020
Fixed rates	1,693	5,014

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Risk factors	R$ thousand
	On December 31, 2021	On December 31, 2020
IGPM/IPCA	2,008	3,645
Exchange coupon	21	342
Foreign Currency	951	4,704
Sovereign/Eurobonds and Treasuries	3,049	2,422
Equities	450	7,477
Other	2,828	154
Correlation/diversification effect	(7,404)	(11,551)
VaR at the end of the year	3,596	12,207

Average VaR in the year	6,903	38,522
Minimum VaR in the year	3,404	8,140
Maximum VaR in the year	14,044	104,811

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2021		2020
	VaR	Stressed	VaR	Stressed
Interest rate	10,088	17,594	33,278	43,120
Exchange rate	27,428	31,810	27,541	28,091
Commodity price (Commodities)	545	375	322	306
Equities	888	1,465	8,639	7,942
Correlation/diversification effect	(8,223)	(10,557)	(25,732)	(25,564)
VaR at the end of the year	30,727	40,686	44,048	53,895

Average VaR in the year	42,536	78,238	117,486	117,912
Minimum VaR in the year	16,387	27,433	25,250	33,414
Maximum VaR in the year	78,527	129,975	351,053	251,088

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

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

[2] The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The daily results corresponding to the last 250 business days, in the hypothetical and effective views, exceeded the respective VaR with a 99% confidence level three times in 2021 and, in 2020 the daily results corresponding to the last 250 business days exceed their VaR with a 99% confidence level five times.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects.

	R$ thousand
	On December 31, 2021	On December 31, 2020
At the end of the year	65,677	90,071
Average in the year	140,512	187,519
Minimum in the year	65,677	56,369
Maximum in the year	247,487	380,446

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2021, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$5.60 was used, while for a 1-year fixed interest rate of 11.80%, a scenario of 11.81% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$6.93 was used, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.54 a scenario of R$8.31 was used, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		Scenarios
		On December 31, 2021			On December 31, 2020
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(273)	(72,496)	(137,888)	(105)	(11,776)	(23,317)
Price indexes	Exposure subject to variations in price index coupon rates	(2,069)	(58,427)	(115,254)	(1,788)	(41,702)	(84,093)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1)	(18)	(36)	(32)	(3,256)	(6,485)
Foreign currency	Exposure subject to exchange rate variations	(373)	(9,334)	(18,668)	(1,597)	(39,926)	(79,852)
Equities	Exposure subject to variation in stock prices	(47)	(1,177)	(2,355)	(354)	(8,856)	(17,712)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(363)	(3,114)	(6,295)	(167)	(11,955)	(23,430)
Other	Exposure not classified in other definitions	(436)	(2,387)	(4,765)	-	(41)	(82)
Total excluding correlation of risk factors		(3,562)	(146,955)	(285,262)	(4,043)	(117,512)	(234,971)
Total including correlation of risk factors		(2,256)	(96,633)	(185,755)	(2,647)	(73,605)	(147,689)
(1)	Values net of taxes.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		Scenarios
		On December 31, 2021			On December 31, 2020
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(24,247)	(6,101,562)	(11,639,974)	(12,180)	(1,553,493)	(2,974,461)
Price indexes	Exposure subject to variations in price index coupon rates	(26,327)	(3,142,601)	(5,586,279)	(27,143)	(2,227,123)	(4,031,341)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,488)	(70,758)	(138,972)	(2,277)	(71,852)	(141,860)
Foreign currency	Exposure subject to exchange rate variations	(5,539)	(138,469)	(276,938)	(2,202)	(65,746)	(131,493)
Equities	Exposure subject to variation in stock prices	(21,015)	(525,366)	(1,050,731)	(43,353)	(1,083,824)	(2,167,648)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,933)	(71,314)	(140,945)	(1,339)	(14,019)	(27,608)
Other	Exposure not classified in other definitions	(439)	(2,809)	(5,610)	(30)	(748)	(1,496)
Total excluding correlation of risk factors		(80,988)	(10,052,879)	(18,839,449)	(88,524)	(5,016,805)	(9,475,907)
Total including correlation of risk factors		(52,715)	(8,534,510)	(15,949,247)	(73,350)	(4,168,903)	(7,883,903)

(1) Values net of taxes.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
3.4.	Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Liquidity Risk Management Process

The liquidity risk management is executed by the Company at the corporate level and permeates all layers of governance. The following are the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury Department	• Perform the day-to-day management of cash and liquidity;
• Propose limits for the indicators of control of the liquidity risk, as well as the levels for the flagging alerts;
• Meet the strategic and operational limits established;
• Report on matters related to the management of liquidity of the Asset and Liability Management Treasury Executive Committee;
Integrated Risk Control Department	• Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established;
• Calculate and disclose the indicators for monitoring and control of liquidity periodically;
• Provide tools for simulation of the main indicators implemented;
• Report on matters related to the control and monitoring of the liquidity risk in the committees and executive committees where the theme is addressed;
Support Areas (Shares and Custody Department, International and Foreign Exchange Department and Department of Controllership)	• Execute the projection of cash flows for the monitoring of liquidity, including intraday;
• Prepare the cash flows provided up to the horizon of 12 months and refer to the areas of interest;
• Check and ensure consistency, integrity and completeness of the database available daily to managers and controllers of the liquidity risk;
• Provide management information on the cash flow to the Treasury Department, as well as any significant changes in the levels of reserves of the Banks of the Conglomerate;
• Provide management information on the mismatch mapping of the Treasury Department.

Policies and Standards

The process of managing the liquidity risk is composed of policies and standards that establish criteria related to our diversification of funding sources of the Company.

The Liquidity Risk Management Policy ensures that there are rules, procedures and controls that ensure to the Company the appropriate level of liquidity and diversification of its funding.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

In turn, the Liquidity Risk Standard for the Prudential Conglomerate describes procedures and controls of the Company for the liquidity risk, among them, the control of concentration of raising funds by product and counterpart.

In the executive committees of the Company concentrations of funding from product, counterpart and deadlines are reported.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

•	Information on the Liquidity Coverage Ratio (LCR): A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
•	Net Stable Funding Ratio (NSFR): A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
•	Loss of deposits to different time horizons;
•	Maps of concentration of funding in different visions (product, term and counterpart); and
•	Integrated stress exercises where different dimensions of risk are addressed.

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Contingency Plan

According to Article 38, paragraph II of Central Bank of Brazil’s Resolution No. 4,557 of February 23, 2017, all institutions should have a liquidity contingency plan. The liquidity contingency plan of the Company covers the following points:

•	Group of crisis management;
•	Key responsibilities of the group of crisis management;
•	Indicators for monitoring;
•	Actions to mitigate the crisis; and
•	Frequency of revision of the plan.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

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

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	195,675,189	15,370,250	22,995,404	22,756,624	9,705,629	266,503,096
Deposits from customers	231,168,636	25,943,198	87,127,710	280,433,318	369,806	625,042,668
Securities issued	3,185,171	28,204,279	31,941,782	117,632,325	8,051,893	189,015,450
Subordinated debt	239,672	6,319,036	6,184,963	30,514,482	39,000,764	82,258,917
Other financial liabilities (1)	56,641,586	6,698,846	17,372,820	5,525,234	168,818	86,407,304
Total liabilities	486,910,254	82,535,609	165,622,679	456,861,983	57,296,910	1,249,227,435

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	261,441,379	13,437,266	16,745,882	8,378,815	15,317,318	315,320,660
Deposits from customers	193,450,578	22,163,986	85,235,469	256,887,231	9,364	557,746,628
Securities issued	739,423	17,449,438	47,790,440	66,068,592	1,961,667	134,009,560
Subordinated debt	2,535	5,971	68,945	33,230,835	13,590,851	46,899,137
Other financial liabilities	49,615,853	5,797,460	9,883,756	7,970,731	2,260,247	75,528,047
Total liabilities	505,249,768	58,854,121	159,724,492	372,536,204	33,139,447	1,129,504,032

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

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	3,058,529	41,724	835,365	4,266,515	1,427,898	9,630,031
Non-deliverable forwards	879,357	97,474	199,784	71,557	-	1,248,172
• Purchased	753,140	50,223	80,602	18,391	-	902,356
• Sold	126,217	47,251	119,182	53,166	-	345,816
Premiums of options	176,962	9,072	64,188	440,775	401,046	1,092,043
Other	382,810	96,135	223,980	62,475	-	765,400
Futures	-	-	-	-	-	-
Total of derivative liabilities	4,497,658	244,405	1,323,317	4,841,322	1,828,944	12,735,646

	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	205,379	185,993	4,125,850	6,097,591	249,009	10,863,822
Non-deliverable forwards	1,020,584	252,454	571,226	89,059	-	1,933,323
• Purchased	477,415	140,329	274,623	84,010	-	976,377
• Sold	543,169	112,125	296,603	5,049	-	956,946
Premiums of options	1,143,498	80,198	250,664	1,043,564	592,180	3,110,104
Other	362,780	251,689	564,300	81,637	2,062	1,262,468
Futures	19,366	-	-	-	-	19,366
Total of derivative liabilities	2,751,607	770,334	5,512,040	7,311,851	843,251	17,189,083

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Company segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2021
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	108,601,632	-	-	-	-	-	108,601,632
Financial assets at fair value through profit or loss	10,941,745	17,112,340	40,828,824	202,449,463	47,867,368	17,361,225	336,560,965
Financial assets at fair value through other comprehensive income	33,530,172	5,102,756	5,530,078	49,467,861	90,062,510	9,823,160	193,516,537
Loans and advances to customers, net of impairment	75,618,972	135,854,014	81,035,366	206,697,247	73,827,023	-	573,032,622
Loans and advances to banks, net of impairment	61,843,254	11,936,241	6,812,695	2,834,626	-	-	83,426,816
Securities, net of provision for losses	17,142,223	10,882,135	11,025,706	87,143,802	52,625,409	-	178,819,275
Other financial assets (1)	52,932,271	731,740	552,803	6,935,932	3,258,705	-	64,411,451
Total financial assets	360,610,269	181,619,226	145,785,472	555,528,931	267,641,015	27,184,385	1,538,369,298

Liabilities
Financial liabilities at amortized cost
Deposits from banks	222,594,841	26,499,773	11,878,705	13,943,009	4,092,952	-	279,009,280
Deposits from customers (2)	222,968,555	47,974,278	61,694,101	236,870,166	219,150	-	569,726,250
Securities issued	3,403,249	41,954,379	17,751,396	96,978,356	6,141,162	-	166,228,542
Subordinated debt	3,877	6,316,553	5,487,408	22,014,994	9,169,665	11,458,580	54,451,077
Other financial liabilities (3)	56,641,586	18,771,722	5,299,944	5,525,234	168,818	-	86,407,304
Financial liabilities at fair value through profit or loss	8,201,701	486,331	728,575	3,810,148	1,038,528	-	14,265,283
Provision for Expected Credit Loss
Loan Commitments	-	-	-	3,315,190	-	-	3,315,190
Financial guarantees	-	-	-	2,066,167	-	-	2,066,167
Insurance technical provisions and Pension Plans (2)	238,209,989	-	-	48,176,645	-	-	286,386,634
Total financial liabilities	752,023,798	142,003,036	102,840,129	432,699,909	20,830,275	11,458,580	1,461,855,727

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2020
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	107,602,594	-	-	-	-	-	107,602,594
Financial assets at fair value through profit or loss	16,514,868	23,110,617	21,495,431	165,166,660	36,104,212	13,594,901	275,986,689
Financial assets at fair value through other comprehensive income	17,130,008	26,482,001	16,341,164	67,419,613	43,319,150	15,150,039	185,841,975
Loans and advances to customers, net of impairment	48,686,483	114,058,384	65,199,454	245,684,709	8,328	-	473,637,358
Loans and advances to banks, net of impairment	168,750,356	14,027,853	2,915,463	5,731,059	-	-	191,424,731
Securities, net of provision for losses	126,822	20,225,202	16,938,842	79,727,828	62,605,200	-	179,623,894
Other financial assets (1)	36,952,129	733,796	318,706	11,575,832	2,835,654	-	52,416,117
Total financial assets	395,763,260	198,637,853	123,209,060	575,305,701	144,872,544	28,744,940	1,466,533,358

Liabilities
Financial liabilities at amortized cost
Deposits from banks	221,467,747	18,319,819	9,944,641	17,547,960	-	-	267,280,167
Deposits from customers (2)	202,956,338	50,518,912	54,368,623	237,448,870	-	-	545,292,743
Securities issued	2,461,435	33,338,441	34,365,862	74,738,087	-	-	144,903,825
Subordinated debt	8,307,884	22,838	383,673	34,971,870	-	9,559,967	53,246,232
Other financial liabilities (3)	49,615,853	14,456,376	1,224,840	7,970,731	2,260,247	-	75,528,047
Financial liabilities at fair value through profit or loss	5,462,495	1,063,954	937,849	11,233,384	-	-	18,697,682
Provision for Expected Credit Loss
Loan Commitments	-	-	-	3,859,316	-	-	3,859,316
Financial guarantees	-	-	-	2,318,930	-	-	2,318,930
Insurance technical provisions and Pension Plans (2)	234,914,602	-	-	44,550,782	-	-	279,465,384
Total financial liabilities	725,186,354	117,720,340	101,225,488	434,639,930	2,260,247	9,559,967	1,390,592,326
(1)	It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;
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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2021
	Current	Non-current	Total
Assets
Total financial assets	688,014,967	850,354,331	1,538,369,298
Non-current assets held for sale	1,196,272	-	1,196,272
Investments in associated companies	-	7,557,566	7,557,566
Premises and equipment	-	13,513,105	13,513,105
Intangible assets and goodwill, net	-	14,911,007	14,911,007
Taxes to be offset	4,835,233	8,451,596	13,286,829
Deferred income tax	-	78,743,461	78,743,461
Other assets	7,020,765	973,890	7,994,655
Total non-financial assets	13,052,270	124,150,625	137,202,895
Total assets	701,067,237	974,504,956	1,675,572,193

Liabilities
Total financial liabilities	996,866,963	464,988,764	1,461,855,727
Other reserves	5,385,872	20,150,747	25,536,619
Current income tax liabilities	2,059,223	-	2,059,223
Deferred income tax	-	208,035	208,035
Other liabilities	33,160,633	2,523,249	35,683,882
Total non-financial liabilities	40,605,728	22,882,031	63,487,759
Total equity	-	150,228,707	150,228,707
Total equity and liabilities	1,037,472,691	638,099,502	1,675,572,193

	R$ thousand
	On December 31, 2020
	Current	Non-current	Total
Assets
Total financial assets	717,610,173	748,923,185	1,466,533,358
Non-current assets held for sale	1,202,488	-	1,202,488
Investments in associated companies	-	7,386,840	7,386,840
Premises and equipment	-	14,071,129	14,071,129
Intangible assets and goodwill, net	-	14,669,464	14,669,464
Taxes to be offset	6,586,660	8,743,760	15,330,420
Deferred income tax	-	76,984,262	76,984,262
Other assets	7,352,617	1,123,212	8,475,829
Total non-financial assets	15,141,765	122,978,667	138,120,432
Total assets	732,751,938	871,901,852	1,604,653,790

Liabilities
Total financial liabilities	944,132,182	446,460,144	1,390,592,326
Other reserves	5,361,434	20,221,489	25,582,923
Current income tax liabilities	1,596,284	-	1,596,284
Deferred income tax	-	1,249,650	1,249,650
Other liabilities	39,323,338	191,895	39,515,233
Total non-financial liabilities	46,281,056	21,663,034	67,944,090
Total equity	-	146,117,374	146,117,374
Total equity and liabilities	990,413,238	614,240,552	1,604,653,790

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

3.5.	Fair value of financial assets and liabilities

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

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the spreads of credit that vary between 2% and 7%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2021
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	252,536,563	6,487,867	2	259,024,432
Corporate debt and marketable equity securities	17,359,614	5,930,123	476,929	23,766,666
Bank debt securities	1,411,890	19,209,913	-	20,621,803
Mutual funds	9,965,220	-	1,374	9,966,594
Foreign governments securities	689,293	-	-	689,293
Brazilian sovereign bonds	307,452	-	-	307,452
Financial assets at fair value through profit or loss	282,270,032	31,627,903	478,305	314,376,240
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Derivatives	(220,868)	8,491,757	(351,447)	7,919,442
Brazilian government securities	155,835,878	13,225	25,784	155,874,887
Corporate debt securities	1,523,253	4,069,087	543,011	6,135,351
Bank debt securities	5,603,539	534,110	-	6,137,649
Brazilian sovereign bonds	8,885,505	-	-	8,885,505
Foreign governments securities	6,659,985	-	-	6,659,985
Mutual funds	2,126,928	-	1,026	2,127,954
Marketable equity securities and other stocks	5,345,695	1,503,503	846,008	7,695,206
Financial assets at fair value through other comprehensive income	185,980,783	6,119,925	1,415,829	193,516,537
Total	468,029,947	46,239,585	1,542,687	515,812,219

	R$ thousand
	On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	209,599,900	6,345,101	3	215,945,004
Corporate debt and marketable equity securities	12,413,353	3,956,920	319,431	16,689,704
Bank debt securities	1,717,037	8,951,480	-	10,668,517
Mutual funds	6,516,477	-	-	6,516,477
Foreign governments securities	626,079	-	-	626,079
Brazilian sovereign bonds	725,515	-	-	725,515
Financial assets at fair value through profit or loss	231,598,361	19,253,501	319,434	251,171,296
Derivative financial instruments (assets)	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Derivatives	71,281	6,273,607	(227,177)	6,117,711
Brazilian government securities	143,467,979	-	30,463	143,498,442
Corporate debt securities	1,128,700	3,627,146	138,187	4,894,033
Bank debt securities	5,576,877	496,598	53,830	6,127,305
Brazilian sovereign bonds	9,572,373	-	-	9,572,373
Foreign governments securities	6,508,218	-	-	6,508,218
Mutual funds	2,950,583	-	-	2,950,583
Marketable equity securities and other stocks	11,153,243	1,104,155	33,623	12,291,021
Financial assets at fair value through other comprehensive income	180,357,973	5,227,899	256,103	185,841,975
Total	412,027,615	30,755,007	348,360	443,130,982

Derivative Assets and Liabilities

The Company’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

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

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2019	707,395	755,960	11,479	(39,126)	1,435,708
Included in the result	10,571	(322,991)	-	-	(312,420)
Included in other comprehensive income	-	47,606	-	-	47,606
Acquisitions	54,015	90,000	7,816	(207,346)	(55,515)
Write-offs	(106,643)	(172,135)	-	-	(278,778)
Maturities	(8,902)	(1,502)	-	-	(10,404)
Transfer between categories	(27,152)	27,152	-	-	-
Transfer to other levels (1)	(309,850)	(167,987)	-	-	(477,837)
On December 31, 2020	319,434	256,103	19,295	(246,472)	348,360
Included in the result	99,731	90,605	-	-	190,336
Included in other comprehensive income	-	150,757	-	-	150,757
Acquisitions	112,385	810,015	160,209	(284,479)	798,130
Write-offs	(69,012)	(91,753)	-	-	(160,765)
Transfer to other levels (1)	15,767	200,102	-	-	215,869
On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687
(1)	These instruments were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the papers are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value, including the realized and

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	54,132	18,114	72,246
Net trading gains/(losses) realized and unrealized	(85,905)	(311,237)	(397,142)
Total on December 31, 2019	(31,773)	(293,123)	(324,896)

Interest and similar income	9,230	92,123	101,353
Net trading gains/(losses) realized and unrealized	1,341	(367,508)	(366,167)
Total on December 31, 2020	10,571	(275,385)	(264,814)

Interest and similar income	12,982	88,235	101,217
Net trading gains/(losses) realized and unrealized	86,749	153,127	239,876
Total on December 31, 2021	99,731	241,362	341,093

Sensitivity analysis for financial assets classified as Level 3

Scenario	R$ thousand
	On December 31, 2021
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	(31)	(60)	(6)	(1,397)	(2,503)
Price indexes	(16)	(2,015)	(3,898)	-	-	-
Equities	(1,652)	(41,311)	(82,622)	(4,653)	(116,323)	(232,647)

Scenario	R$ thousand
	On December 31, 2020
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(25)	(3,672)	(6,971)	(4)	(504)	(992)
Price indexes	(4)	(83)	(165)	-	-	-
Equities	(582)	(14,548)	(29,097)	(185)	(4,623)	(9,246)

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$5.60 was used, while for a 1-year fixed interest rate of 11.80%, a 11.81% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$6.93 was used, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.54 a scenario of R$8.31 was used, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2021
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	83,440,721	-	83,440,721	83,426,816
· Customers	-	-	607,725,289	607,725,289	613,833,607
Securities at amortized cost	88,656,980	80,968,974	10,450,308	180,076,262	184,346,938

Financial liabilities
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077

	R$ thousand
	On December 31, 2020
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	191,473,570	-	191,473,570	191,424,731
· Customers	-	-	478,250,100	478,250,100	473,637,358
Securities at amortized cost	105,223,797	69,644,416	9,138,672	184,006,885	179,623,894

Financial liabilities
Deposits from banks	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	54,192,090	54,192,090	53,246,232

(1) Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 24 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

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

3.7.	Insurance contracts underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company’s expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company’s estimates. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls and Compliance, Information Security and Data Management, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Company.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company’s future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company’s product portfolio.

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

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

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

Longevity risks are monitored in relation to the most recent data and to the trends in the environments in which the Company operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population.

Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes.

Persistency risk is managed through frequent monitoring of the Company’s historic experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve, when appropriate, the renewal of policies that expire.

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

Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs.

Persistency risk is managed through the frequent management of the Company’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Risk Concentration

The Company operates throughout the national territory, so that potential exposures to risk concentration are monitored through management reports where the results of contracts sold within the scope of the business by branch (except Health and Dental) are observed. The table below shows the concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

Product Group	R$ thousand
	On December 31, 2021	On December 31, 2020
Non-Life	6,222,866	5,421,704
Pension Plans	29,157,808	26,118,492
Life insurance	9,550,499	8,275,557

Sensitivity test

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The objective of the sensitivity test is to measure the impact on the result and shareholders’ equity of the Company, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

•	Risk-free interest rate – represents the minimum level of return expected by the Company of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
•	Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;
•	Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
•	Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Company received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for Life insurance and Pension Plans was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below.

	R$ thousand
	On December 31, 2021
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 b.p.

Total	(177,715)	(57,572)	(34,570)

The sensitivity test for insurance for people, except individual Life insurance, was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below:

	R$ thousand
	On December 31, 2021
	Interest rate	Longevity (improvement)
Percentage adjustment to each assumption:	Variation of -5%	0.2%

Total	(13,492)	9,269

For Non-Life, life (except individual Life) and Health insurance, including dental, the table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Product Group	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Non-Life	(32,441)	(33,524)	(32,277)	(33,253)
Life (except individual life)	(26,496)	(27,073)	(26,390)	(26,967)
Health (Health and Dental)	(137,890)	(139,863)	(137,890)	(139,863)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

•	Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
•	Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
•	Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders’ equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor’s and Moody’s. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

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

The Bradesco Company’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders’ equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

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

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

3.8.	Operational risk

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Operational risk is the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems, arising from fraud or external events, including legal risk and excluding risks arising from strategic decisions.

Operational Risk Management

The Company approaches operational risk management in a process of continuous improvement, aiming to accompany the dynamic evolution of the business and minimize the existence of gaps that may compromise the quality of this management.

The entire process of Corporate Governance for operational risk management is monitored on a quarterly basis by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following attributes:

• Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;

• Development of the Operating Loss Database (BDPO) to report operating losses and corrective actions;

• Training and dissemination of the culture of internal controls;

• Ensuring compliance with the Company's operational risk management and business continuity policies;

• Ensuring the effectiveness of the Company's operational risk management and business continuity process;

• Approve and review the definitions and criteria, mathematical and statistical modeling and calculations referring to the amount of capital allocation;

• Evaluate and submit for validation by the Executive Risk Management Committee, reporting to the specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews performed annually; and

• Ethical standards.

Within this scenario, the Company has mechanisms for evaluating its Internal Control system to provide reasonable assurance regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-compliance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

4)       ESTIMATES AND JUDGMENTS

The Company adopts estimates and judgments that may affect the reported value of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements included in the following notes:

-         Note 2(a) and 26 Consolidation: whether the Group has the fact control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates are carrying a significant risk and may have a material impact on the values of assets and liabilities in the coming year, with the possibility of actual results being different from those previously established, are disclosed below and are related to the following notes:

Accounting estimates	Note
● Fair value of financial instruments	3.4 / 8 e 9 / 19 a 21
● Expected Credit Loss	3.1 / 22 e 23
● Impairment of intangible assets and goodwill	28
● Taxes on profits	16
● Technical provisions for insurance	34
● Contingent provisions	36

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

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

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion about the determination of fair value of financial instruments, see Note 3.5.

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

•	Determine the criteria in order to identify the significant increase of credit risk;

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

•	Select quantitative models and suitable assumptions;
•	Establish several prospective scenarios and assumptions;
•	Group similar financial assets; and
•	Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 3.2.

Impairment of intangible assets and goodwill

The Company analyzes, at least annually, whether the carrying value of intangible assets and goodwill (including goodwill identified in the acquisition of associates and joint ventures) is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Company’s view of future performance.

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

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on experience from the Group’s portfolio and are

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

periodically reviewed.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

5)       OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

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

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2021, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and BAC Florida Bank.

No income from transactions with a single customers or counterparty represented 10% of the Company’s income in the period of 2021, 2020 and 2019.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

									On December 31 2021 - thousand R$
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	98,849,913	20,204,517	159,242	(186,196)	119,027,476	(612,023)	1,135,111	5,892,867	125,443,431
Expenses from financial intermediation (4)	(34,560,608)	(13,192,413)	(752)	211,047	(47,542,726)	161,179	1,335,070	(9,074,846)	(55,121,323)
Financial margin	64,289,305	7,012,104	158,490	24,851	71,484,750	(450,844)	2,470,181	(3,181,979)	70,322,108
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	-	-	-	(15,500,157)	72,047	-	5,813,901	(9,614,209)
Gross income from financial intermediation	48,789,148	7,012,104	158,490	24,851	55,984,593	(378,797)	2,470,181	2,631,922	60,707,899
Other income from insurance, Pension Plans and capitalization bonds	-	5,177,940	-	13,385	5,191,325	-	-	1,503,053	6,694,378
Fee and commission income and income from banking fees	31,866,568	1,779,999	767,505	(605,756)	33,808,316	(4,229,902)	(2,049,179)	(1,496,228)	26,033,007
Personnel expenses	(18,425,804)	(2,040,452)	(386,462)	67	(20,852,651)	671,693	-	167,266	(20,013,692)
Other administrative expenses (5)	(19,676,660)	(1,494,814)	(779,724)	1,128,510	(20,822,688)	1,488,706	(361,913)	(2,070,160)	(21,766,055)
Tax expenses	(6,340,354)	(983,979)	(112,654)	-	(7,436,987)	608,530	-	-	(6,828,457)
Share of profit (loss) of unconsolidated and jointly controlled companies	7,505	98,692	38,192	-	144,389	719,746	-	(442,631)	421,504
Other operating income / expenses	(13,689,730)	(721,996)	166,027	(561,057)	(14,806,756)	643,235	(59,089)	2,063,496	(12,159,114)
Operating profit/(loss)	22,530,673	8,827,494	(148,626)	-	31,209,541	(476,789)	-	2,356,718	33,089,470
Non-operating income/(expense)	(308,942)	36,765	18	-	(272,159)	35,056	-	-	(237,103)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,522,891)	(3,520,279)	51,476	-	(8,991,694)	441,733	-	(921,602)	(9,471,563)
Net Income in the year ended December 31, 2021	16,698,840	5,343,980	(97,132)	-	21,945,688	-	-	1,435,116	23,380,804
Total assets	1,485,771,990	342,175,848	5,495,625	(138,226,247)	1,695,217,216	(10,413,213)	(31,138,435)	21,906,625	1,675,572,193
Investments in associates and joint ventures	70,811,964	2,640,563	405,587	(71,396,385)	2,461,729	5,132,515	-	(36,678)	7,557,566
Total liabilities	1,303,885,088	308,096,509	1,300,120	(66,829,862)	1,546,451,855	(10,413,213)	(31,138,435)	20,443,279	1,525,343,486

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

									On December 31, 2020 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	74,335,609	22,444,253	109,663	(111,074)	96,778,451	484,720	(3,521,128)	4,687,074	98,429,117
Expenses from financial intermediation (4)	(23,937,104)	(18,341,232)	(455)	118,931	(42,159,860)	(40,645)	1,051,877	(7,427,059)	(48,575,687)
Financial margin	50,398,505	4,103,021	109,208	7,857	54,618,591	444,075	(2,469,251)	(2,739,985)	49,853,430
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	-	-	-	(25,268,087)	(104,072)	-	5,826,884	(19,545,275)
Gross income from financial intermediation	25,130,418	4,103,021	109,208	7,857	29,350,504	340,003	(2,469,251)	3,086,899	30,308,155
Other income from insurance, Pension Plans and capitalization bonds	-	8,074,969	-	23,773	8,098,742	-	-	-	8,098,742
Fee and commission income and income from banking fees	30,307,248	1,875,701	448,292	(203,830)	32,427,411	4,031,391	2,164,111	(13,686,459)	24,936,454
Personnel expenses	(17,714,158)	(1,903,919)	(174,340)	62	(19,792,355)	(631,755)	-	1,458,633	(18,965,477)
Other administrative expenses (5)	(19,349,706)	(1,524,278)	(340,464)	674,656	(20,539,792)	(1,442,189)	218,055	358,770	(21,405,156)
Tax expenses	(5,476,957)	(1,038,918)	(74,502)	-	(6,590,377)	(541,474)	-	1,082,949	(6,048,902)
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	98,937	16,222	-	114,888	(634,424)	-	964,394	444,858
Other operating income / expenses	(15,634,441)	(1,033,754)	102,438	(502,518)	(17,068,275)	(678,421)	87,085	4,861,111	(12,798,500)
Operating profit/(loss)	(2,737,867)	8,651,759	86,854	-	6,000,746	443,131	-	(1,873,703)	4,570,174
Non-operating income/(expense)	(284,469)	(197,204)	1,100	-	(480,573)	(14,306)	-	-	(494,879)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,508,637	(3,425,110)	(57,123)	-	11,026,404	(428,825)	-	1,361,087	11,958,666
Net Income in the year ended December 31, 2020	11,486,301	5,029,445	30,831	-	16,546,577	-	-	(512,616)	16,033,961
Total assets on 12/31/2020	1,435,481,875	338,923,828	5,658,304	(135,259,892)	1,644,804,115	(9,364,134)	(44,400,937)	13,614,746	1,604,653,790
Investments in associates and joint ventures on 12/31/2020	77,091,501	1,856,796	60,271	(77,139,456)	1,869,112	5,177,598	-	340,130	7,386,840
Total liabilities on 12/31/2020	1,291,779,235	338,923,828	5,658,304	(135,259,892)	1,501,101,475	(9,364,134)	(44,400,937)	11,200,012	1,458,536,416

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models and effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

									On December 31, 2019 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	113,402,430	22,936,178	228,386	(2,651,701)	133,915,293	(818,428)	125,364	(8,915,835)	124,306,394
Expenses from financial intermediation (4)	(49,683,456)	(16,930,146)	-	2,651,701	(63,961,901)	104,508	2,404,402	2,835,005	(58,617,986)
Financial margin	63,718,974	6,006,032	228,386	-	69,953,392	(713,920)	2,529,766	(6,080,830)	65,688,408
Expected Credit Loss Associated with Credit Risk expense	(18,891,493)	-	-	-	(18,891,493)	170,961	-	4,716,005	(14,004,527)
Gross income from financial intermediation	44,827,481	6,006,032	228,386	-	51,061,899	(542,959)	2,529,766	(1,364,825)	51,683,881
Other income from insurance, Pension Plans and capitalization bonds	-	8,935,610	-	33,355	8,968,965	(6,840)	-	13,680	8,975,805
Fee and commission income and income from banking fees	31,135,507	2,028,371	306,865	(136,176)	33,334,567	(4,128,937)	(2,254,425)	(1,613,529)	25,337,676
Personnel expenses	(23,072,600)	(2,030,224)	(390,706)	-	(25,493,530)	710,807	-	256,405	(24,526,318)
Other administrative expenses (5)	(20,327,502)	(1,495,894)	(194,265)	611,500	(21,406,161)	1,419,119	(249,173)	(2,119,131)	(22,355,346)
Tax expenses	(6,203,188)	(1,110,470)	(72,662)	-	(7,386,320)	528,090	-	-	(6,858,230)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	276,165	8,046	-	297,132	906,399	-	(2,449)	1,201,082
Other operating income / expenses	(21,082,041)	(734,635)	99,071	(508,679)	(22,226,284)	663,471	(26,168)	2,012,421	(19,576,560)
Operating profit/(loss)	5,290,578	11,874,955	(15,265)	-	17,150,268	(450,850)	-	(2,817,428)	13,881,990
Non-operating income/(expense)	(537,428)	26,800	133	-	(510,495)	(9,583)	-	19,166	(500,912)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(4,490,945)	2,372	-	5,942,842	460,433	-	1,388,854	7,792,129
Net Income in the year ended December 31, 2019	15,184,565	7,410,810	(12,760)	-	22,582,615	-	-	(1,409,408)	21,173,207
Total assets	1,264,627,391	325,767,085	5,014,369	(186,104,068)	1,409,304,777	(8,436,501)	(41,729,208)	19,388,617	1,378,527,685
Investments in associates and joint ventures	106,628,723	2,261,867	6,603	(106,710,041)	2,187,152	5,103,609	-	344,851	7,635,612
Total liabilities	1,064,606,520	287,062,911	1,167,684	(79,394,027)	1,273,443,088	(7,333,871)	(41,729,208)	18,604,102	1,242,984,111

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

6)       NET INTEREST INCOME

			R$ thousand
	Year ended December 31
	2021	2020	2019
Interest and similar income
Loans and advances to banks	9,043,136	6,802,466	6,874,429
Loans and advances to customers:
- Loans	72,338,735	67,443,078	67,807,238
- Leases	247,502	152,978	256,455
Financial assets:
- At fair value through profit or loss	18,631,552	13,982,931	19,436,407
- Fair value through other comprehensive income	17,975,178	13,632,071	12,567,751
- At amortized cost	16,873,684	15,698,407	13,139,371
Compulsory deposits with the Central Bank	3,101,796	2,017,605	4,304,875
Other financial interest income	11,763	13,835	31,179
Total	138,223,346	119,743,371	124,417,705

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(100,492)	(28,232)	(267,636)
- Funding in the open market	(12,529,476)	(8,423,041)	(11,784,845)
- Borrowings and onlending	(3,351,886)	(5,907,385)	(4,400,636)
Deposits from customers:
- Savings accounts	(4,268,873)	(3,049,149)	(4,568,663)
- Time deposits	(11,175,855)	(5,634,342)	(7,707,131)
Securities issued	(7,348,164)	(4,786,206)	(9,250,005)
Subordinated debt	(3,154,164)	(2,403,327)	(3,708,924)
Technical provisions for insurance, Pension Plans and capitalization bonds	(13,192,413)	(18,344,005)	(16,930,146)
Total	(55,121,323)	(48,575,687)	(58,617,986)

Net interest income	83,102,023	71,167,684	65,799,719

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

7)       FEE AND COMISSION INCOME

			R$ thousand
	Year ended December 31
	2021	2020	2019
Fee and commission income
Credit card income	7,510,685	6,754,319	7,397,305
Current accounts	7,980,149	7,927,357	7,702,319
Collections	1,970,919	2,150,007	1,935,353
Guarantees	1,111,476	1,259,236	1,257,771
Asset management	1,340,761	1,348,214	1,582,733
Consortium management	2,202,959	1,921,206	1,921,082
Custody and brokerage services	1,293,899	1,200,729	1,134,630
Underwriting/ Financial Advisory Services	1,213,016	1,150,460	1,014,607
Payments	440,155	462,535	475,393
Other	968,988	762,391	916,483
Total	26,033,007	24,936,454	25,337,676

8)       NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

			R$ thousand
	Year ended December 31
	2021	2020	2019
Fixed income securities	(9,956,696)	784,649	544,554
Derivative financial instruments	762,019	(19,188,022)	(1,197,059)
Equity securities	(2,078,113)	(183,030)	(438,412)
Total	(11,272,790)	(18,586,403)	(1,090,917)

9)       NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

			R$ thousand
	Year ended December 31
	2021	2020	2019
Fixed income securities	(893,750)	891,888	82,859
Equity securities	(187,643)	(2,608,767)	572,973
Total	(1,081,393)	(1,716,879)	655,832

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

11) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

			R$ thousand
	Year ended December 31
	2021	2020	2021
Written premiums	73,123,233	65,335,387	67,835,874
Supplemental pension plan contributions	3,519,774	3,390,768	3,954,904
Ceded coinsurance premiums	(50,041)	(66,647)	(62,903)
Refunded premiums	(311,191)	(179,660)	(467,546)
Reinsurance premiums paid	(60,614)	(69,347)	(68,919)
Written premiums net of reinsurance and coinsurance	76,221,161	68,410,501	71,191,410

Changes in the provision for insurance	(31,005,277)	(27,442,202)	(29,047,959)
Changes in the provision for private Pension Plans	(1,595,690)	(2,540,927)	(2,988,568)
Changes in the insurance technical provisions and Pension Plans	(32,600,967)	(29,983,129)	(32,036,527)

Reported indemnities	(34,054,735)	(27,333,375)	(28,009,648)
Claims expenses	(82,660)	(32,153)	(117,705)
Recovery of ceded coinsurance	155,091	150,456	160,443
Recovery of reinsurance	36,999	17,595	50,237
Salvage recoveries	743,126	530,509	589,906
Changes in the IBNR provision	(836,766)	(979,399)	(324,069)
Retained claims	(34,038,945)	(27,646,367)	(27,650,836)

Commissions on premiums	(3,028,200)	(2,779,012)	(2,728,176)
Recovery of commissions	7,055	5,073	5,855
Fees	(303,500)	(319,105)	(422,952)
Brokerage expenses - private Pension Plans	(225,921)	(133,786)	(101,626)
Changes in deferred commissions	42,778	24,532	(2,209)
Selling expenses for insurance and Pension Plans	(3,507,788)	(3,202,298)	(3,249,108)

Gross profit from insurance and Pension Plans	6,073,461	7,578,707	8,254,939

12)       PERSONNEL EXPENSES

			R$ thousand
	Year ended December 31
	2021	2020	2019
Salaries	(10,080,147)	(9,280,777)	(9,768,305)
Benefits	(4,600,686)	(4,659,876)	(5,911,496)
Social security charges	(3,399,639)	(3,404,017)	(3,470,191)
Employee profit sharing	(1,843,861)	(1,533,955)	(1,803,545)
Training	(89,359)	(86,852)	(190,031)
Total	(20,013,692)	(18,965,477)	(21,143,568)

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

13)       OTHER ADMNISTRATIVE EXPENSES

			R$ thousand
	Year ended December 31
	2021	2020	2019
Outsourced services	(4,853,582)	(4,768,664)	(4,808,331)
Communication	(1,253,156)	(1,333,127)	(1,570,224)
Data processing	(2,248,464)	(2,150,048)	(2,145,226)
Advertising and marketing	(1,340,104)	(1,052,083)	(1,300,468)
Asset maintenance	(1,304,469)	(1,299,441)	(1,231,596)
Financial system	(1,142,628)	(1,119,697)	(1,135,964)
Rental	(151,838)	(142,448)	(180,648)
Security and surveillance	(581,656)	(698,206)	(744,036)
Transport	(703,416)	(651,238)	(773,208)
Water, electricity and gas	(356,177)	(373,056)	(440,613)
Advances to FGC (Deposit Guarantee Association)	(670,854)	(588,093)	(433,369)
Supplies	(109,666)	(139,371)	(191,362)
Travel	(33,982)	(77,433)	(302,170)
Other	(1,243,163)	(1,091,221)	(1,232,363)
Total	(15,993,155)	(15,484,126)	(16,489,578)

14)       DEPRECIATION AND AMORTIZATION

			R$ thousand
	Year ended December 31
	2021	2020	2019
Amortization expenses	(3,060,180)	(2,960,924)	(3,128,385)
Depreciation expenses	(2,712,720)	(2,960,106)	(2,737,383)
Total	(5,772,900)	(5,921,030)	(5,865,768)

15)       OTHER OPERATING INCOME/(EXPENSES)

			R$ thousand
	Year ended December 31
	2021	2020	2019
Tax expenses	(6,828,457)	(6,048,902)	(6,858,230)
Legal provision	(3,888,464)	(2,016,778)	(4,435,942)
Income from sales of non-current assets, investments, and property and equipment, net	25,894	(239,606)	(344,627)
Card marketing expenses	(3,078,632)	(2,858,522)	(3,207,559)
Other (1)	(4,834,098)	(7,658,438)	(14,751,228)
Total	(18,603,757)	(18,822,246)	(29,597,586)
(1)	In the year ended December 31, 2021, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$713,113 thousand (2020 - R$3,712); software/hardware, in the amount of R$24,360 thousand (2020 – R$ 21,519) and goodwill of equity method investees, in the amount of R$11,508 thousand (2020 - R$726,419) (ii) expenses with provision for restructuring, in the amount of R$ 800,534 thousand (2020 - R$980,978 thousand), mainly related to the branch network and Bank’s structure.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

16)       INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

			R$ thousand
	Year ended December 31
	2021	2020	2019
Income before income tax and social contribution	32,852,367	4,075,295	13,381,078
Total burden of income tax and social contribution at the current rates (Note 2t)	(14,783,565)	(1,833,883)	(5,352,431)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	189,677	200,186	480,433
Interest on shareholders’ equity	3,258,040	2,496,587	2,949,143
Other amounts (1)	1,864,285	11,095,776	9,714,984
Income tax and social contribution for the period	(9,471,563)	11,958,666	7,792,129
Effective rate	-28.8%	293.4%	58.2%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount of R$443,247 thousand (R$ 10,047,819 thousand - 2020); (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance industry, as of 2020, and of non-financial companies, in relation to that shown; and (iii) the deductions incentivized.

b)	Composition of income tax and social contribution in the consolidated statement of income

			R$ thousand
	Year ended December 31
	2021	2020	2019
Current taxes:
Income tax and social contribution payable	(5,945,141)	(4,632,251)	(7,441,945)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	(3,618,473)	5,863,870	14,030,748
Use of opening balances of:
Social contribution loss	(132,605)	(63,150)	(107,984)
Income tax loss	(176,144)	(79,842)	(186,773)
Addition on:
Social contribution loss	117,270	4,813,120	1,174,988
Income tax loss	283,530	6,056,919	323,095
Total deferred tax expense	(3,526,422)	16,590,917	15,234,074
Income taxes	(9,471,563)	11,958,666	7,792,129

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position
				R$ thousand
	Balance on December 31, 2020	Amount recorded	Amount realized	Balance on 12/31/2021
Provisions for credit losses	45,750,275	7,947,879	(9,136,323)	44,561,831
Provision for contingencies	10,423,896	1,246,310	(1,260,646)	10,409,560
Impairment of securities and investments	3,750,503	559,875	(398,206)	3,912,172
Adjustment to fair value of securities	991,069	194,106	(831,672)	353,503
Other	6,570,827	3,010,355	(2,908,542)	6,672,640
Total deductible taxes on temporary differences	67,486,570	12,958,525	(14,535,389)	65,909,706
Income tax and social contribution losses in Brazil and overseas	18,609,868	400,800	(308,749)	18,701,919
Subtotal	86,096,438	13,359,325	(14,844,138)	84,611,625
Adjustment to fair value of available-for-sale securities	-	1,935,615	-	1,935,615
Total deferred tax assets (1)	86,096,438	15,294,940	(14,844,138)	86,547,240
Deferred tax liabilities (1)	10,361,826	2,369,051	(4,719,063)	8,011,814
Net deferred taxes (1)	75,734,612	12,925,889	(10,125,075)	78,535,426

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

				R$ thousand
	Balance on December 31, 2019	Amount recorded	Amount realized	Balance on 03/31/2020
Provisions for credit losses	39,656,446	11,625,279	(5,531,450)	45,750,275
Provision for contingencies	10,462,850	1,803,110	(1,842,064)	10,423,896
Impairment of securities and investments	2,789,316	1,607,701	(646,514)	3,750,503
Adjustment to fair value of securities	1,346,668	633,811	(989,410)	991,069
Other	6,376,906	3,611,893	(3,417,972)	6,570,827
Total deductible taxes on temporary differences	60,632,186	19,281,794	(12,427,410)	67,486,570
Income tax and social contribution losses in Brazil and overseas	7,882,821	10,870,039	(142,992)	18,609,868
Total deferred tax assets (1)	68,515,007	30,151,833	(12,570,402)	86,096,438
Deferred tax liabilities (1)	10,025,555	3,071,916	(2,735,645)	10,361,826
Net deferred taxes (1)	58,489,452	27,079,917	(9,834,757)	75,734,612

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, and were R$7,363,779 thousand in 2021 (R$9,112,176 thousand in 2020).

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2022	6,967,679	5,395,585	207,454	180,258	12,750,976
2023	9,372,760	7,399,519	218,218	191,937	17,182,434
2024	8,750,119	6,957,184	173,809	187,830	16,068,942
2025	8,015,469	6,376,626	130,871	163,567	14,686,533
2026	3,128,464	2,329,969	1,518,126	1,254,345	8,230,904
2027	160,155	109,082	2,033,931	1,625,597	3,928,765
2028	197,770	140,197	1,940,771	1,525,406	3,804,144
2029	44,134	27,309	2,036,014	1,609,721	3,717,178
2030	174,032	105,244	1,690,665	1,819,388	3,789,329
2031	165,980	92,429	7,062	186,949	452,420
Total	36,976,562	28,933,144	9,956,921	8,744,998	84,611,625

e)	Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on December 31, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	936,149	(2,260)	1,824,164
Difference in depreciation	232,848	47,815	(5,976)	274,687
Judicial deposit	2,184,863	232,768	(90,979)	2,326,652
Other	2,662,219	1,014,109	(90,017)	3,586,311
Total deferred liabilities on temporary exclusions	5,970,205	2,230,841	(189,232)	8,011,814
Adjustment to fair value of available-for-sale securities	4,391,621	138,210	(4,529,831)	-
Total deferred tax expense	10,361,826	2,369,051	(4,719,063)	8,011,814

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

				R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on December 31, 2020
Fair value adjustment to securities and derivative financial instruments	8,732	890,275	(8,732)	890,275
Difference in depreciation	237,400	15,080	(19,632)	232,848
Judicial deposit	2,154,003	113,429	(82,569)	2,184,863
Other	2,579,556	193,260	(110,597)	2,662,219
Total deferred liabilities on temporary exclusions	4,979,691	1,212,044	(221,530)	5,970,205
Adjustment to fair value of available-for-sale securities	5,045,864	1,859,872	(2,514,115)	4,391,621
Total deferred tax expense	10,025,555	3,071,916	(2,735,645)	10,361,826

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousand
	On December 31, 2021			On December 31, 2020			On December 31, 2019
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(15,789,132)	6,625,497	(9,163,635)	(200,532)	218,123	17,591	10,027,427	(4,231,992)	5,795,435
Exchange differences on translations of foreign operations	(19,107)	-	(19,107)	235,863	-	235,863	73,867	-	73,867
Other	134,236	(60,406)	73,830	(39,523)	17,930	(21,593)	(371,887)	167,349	(204,538)
Total	(15,674,003)	6,565,091	(9,108,912)	(4,192)	236,053	231,861	9,729,407	(4,064,643)	5,664,764

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

17)       EARNINGS PER SHARE

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31
	2021	2020	2019
Net earnings attributable to the Company’s common shareholders (R$ thousand)	11,061,730	7,560,015	10,035,723
Net earnings attributable to the Company’s preferred shareholders (R$ thousand)	12,110,592	8,276,847	10,987,300
Weighted average number of common shares outstanding (thousands)	4,860,678	4,871,446	4,871,446
Weighted average number of preferred shares outstanding (thousands)	4,841,001	4,848,500	4,848,500
Basic earnings per share attributable to common shareholders of the Company (in Reais)	2.28	1.55	2.06
Basic earnings per share attributable to preferred shareholders of the Company (in Reais)	2.50	1.71	2.27

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders’ Meeting held on March 10, 2021, in the proportion of one new share for every 10 shares held.

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

18)       CASH, BALANCES WITH BANKS ANS CASH EQUIVALENTS

a)	Cash and balances with banks

		R$ thousand
	On December 31, 2021	On December 31, 2020
Cash and due from banks in domestic currency	14,850,622	17,747,628
Cash and due from banks in foreign currency	6,433,495	6,096,396
Compulsory deposits with the Central Bank (1)	87,317,302	83,757,533
Investments in gold	213	1,037
Total	108,601,632	107,602,594
(1)	Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b)	Cash and cash equivalents

		R$ thousand
	On December 31, 2021	On December 31, 2020
Cash and due from banks in domestic currency	14,850,622	17,747,628
Cash and due from banks in foreign currency	6,433,495	6,096,396
Interbank investments (1)	50,101,989	166,975,928
Investments in gold	213	1,037
Total	71,386,319	190,820,989
(1)	It refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$43,869,456 thousand refers to financial assets pledged as collateral.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

19)       FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a)	Financial assets at fair value through profit or loss

		R$ thousand
	On December 31, 2021	On December 31, 2020
Financial assets
Brazilian government securities	259,024,432	215,945,004
Bank debt securities	20,621,803	10,668,517
Corporate debt and marketable equity securities	23,766,666	16,689,704
Mutual funds	9,966,594	6,516,477
Brazilian sovereign bonds	307,452	725,515
Foreign governments securities	689,293	626,079
Derivative financial instruments	22,184,725	24,815,393
Total	336,560,965	275,986,689

b)	Maturity

		R$ thousand
	On December 31, 2021	On December 31, 2020
Maturity of up to one year	68,882,909	60,438,153
Maturity of one to five years	202,449,463	165,430,418
Maturity of five to 10 years	36,316,999	28,103,378
Maturity of over 10 years	11,550,369	7,828,437
No stated maturity	17,361,225	14,186,303
Total	336,560,965	275,986,689

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$49,991,355 thousand on December 31, 2021 (2020 – R$6,060,344 thousand), being composed primarily of Brazilian government bonds.

Unrealized net gains/ (losses) included in financial assets at fair value through profit or loss totaled R$1,953,274 thousand on December 31, 2021 (2020 – R$5,284,677 thousand). Net variation totaled R$(3,331,403) thousand in 2021 (2020 – R$3,898,193 thousand).

c)	Liabilities at fair value through profit or loss

		R$ thousand
	On December 31, 2021	On December 31, 2020
Derivative financial instruments	14,265,283	18,697,682
Total	14,265,283	18,697,682

20)       DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)	Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Company’s foreign

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii)	Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Company and a customer. The Company is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

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

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

	R$ thousand
	On December 31, 2021					On December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-
Purchase commitments:	99,213,654	-	-	-	-	84,467,021		24,535	-	24,535
- Interbank market	61,640,819	-	-	-	-	40,651,059	-	10,050	-	10,050
- Foreign currency	31,449,101	-	-	-	-	39,875,542	-	10,832	-	10,832
- Other	6,123,734	2,234,955	-	-	-	3,940,420	2,807,910	3,653	-	3,653
Sale commitments:	186,188,569		-	-	-	316,512,537		(19,366)	-	(19,366)
- Interbank market (1)	131,650,443	70,009,624	-	-	-	263,958,439	223,307,380	(15,899)	-	(15,899)
- Foreign currency (2)	50,649,347	19,200,246	-	-	-	51,421,588	11,546,046	(1,371)	-	(1,371)
- Other	3,888,779	-	-	-	-	1,132,510	-	(2,096)	-	(2,096)

Option contracts
Purchase commitments:	277,559,369		1,304,697	473,982	1,778,679	326,423,643		2,456,611	895,667	3,352,278
- Interbank market	250,565,454	8,112,967	748,111	(264)	747,847	311,472,364	-	1,504,181	193,326	1,697,507
- Foreign currency	3,442,347	-	151,280	(51,642)	99,638	13,878,682	-	854,484	701,089	1,555,573
- Other	23,551,568	-	405,306	525,888	931,194	1,072,597	282,563	97,946	1,252	99,198
Sale commitments:	270,271,972		(943,666)	(148,378)	(1,092,044)	331,145,703		(2,520,903)	(589,180)	(3,110,083)
- Interbank market	242,452,487	-	(96,655)	45	(96,610)	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)
- Foreign currency	3,986,437	544,090	(172,612)	115,438	(57,174)	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)
- Other	23,833,048	281,480	(674,399)	(263,861)	(938,260)	790,034	-	(261,319)	(31,212)	(292,531)

Forward contracts
Purchase commitments:	32,430,997		303,733	(5,263)	298,470	76,011,205		4,696,246	14,818	4,711,064
- Interbank market	-	-	-	-	-	246,269	246,269	1,859	14,818	16,677
- Foreign currency	31,622,823	4,716,522	231,503	(826)	230,677	70,345,084	48,576,798	(453)	-	(453)
- Other	808,174	-	72,230	(4,437)	67,793	5,419,852	4,451,509	4,694,840	-	4,694,840
Sale commitments:	30,185,980		1,876,674	(38,817)	1,837,857	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	26,906,301	-	(92,393)	-	(92,393)	21,768,286	-	(82,681)	-	(82,681)
- Other	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250	968,343	-	(49,395)	(4,678)	(54,073)

Swap contracts

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021					On December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Assets (long position):	85,399,663		13,299,664	3,501,416	16,801,080	66,137,265		11,195,415	3,591,785	14,787,200
- Interbank market	26,515,089	-	(33,786)	1,594,172	1,560,386	4,095,567	-	106,827	215,527	322,354
- Fixed rate	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165	33,427,359	19,386,846	4,160,018	26,030	4,186,048
- Foreign currency	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	504,587	-	563,281	11,054	574,335	636,581	-	432,390	22,676	455,066
- Other	9,522,191	4,995,108	539,030	130,607	669,637	3,608,719	-	326,603	276,135	602,738
Liabilities (unrestricted position):	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)	50,475,079		(10,838,073)	(2,653,090)	(13,491,163)
- Interbank market	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)
- Fixed rate	6,860,219	-	(2,983,362)	21,352	(2,962,010)	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)
- Foreign currency	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	713,178	208,591	(759,159)	(17,985)	(777,144)	836,307	199,726	(536,192)	(48,393)	(584,585)
- Other	4,527,083	-	(670,302)	49,439	(620,863)	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)
Total	1,048,988,968		5,473,866	2,445,576	7,919,442	1,273,909,082		4,862,389	1,255,322	6,117,711

Derivatives include operations maturing in D+1.
(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$97,361,681 thousand (on December 2020 – R$128,431,775 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$46,895,240 thousand (on December 2020 – R$ 12,942,667 thousand;
(2) It includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$32,578,474 thousand (on December 2020 – R$29,678,043 thousand); and
(3) It reflects the net balance between the Asset and Liability position.

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

	R$ thousand
	On December 31, 2021	On December 31, 2020
Risk received in credit Swaps:	3,490,765	3,872,939
- Debt securities issued by companies	826,946	1,024,244
- Bonds of the Brazilian public debt	2,085,120	2,580,026
- Bonds of foreign public debt	578,699	268,669
Risk transferred in credit Swaps:	(1,512,316)	(1,304,372)
- Brazilian public debt derivatives	(831,495)	(332,589)
- Foreign public debt derivatives	(680,821)	(971,783)
Total net credit risk value	1,978,449	2,568,567
Effect on Shareholders' Equity	111,268	105,226
Remuneration on the counterparty receiving the risk	(33,927)	(26,462)

The contracts related to credit derivatives transactions described above are due in 2026. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (2)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	144,256,921	144,075,174	(718,562)	(395,209)

Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (2)	128,431,775	126,398,921	(316,082)	(173,845)
Total on December 31, 2020	141,374,442	139,596,638	(215,968)	(118,782)

(1) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed; and

(2) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(77,839) thousand.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in shareholders' equity, will be appropriated to profit or loss, according to the result of the hedged item. In 2021, the amount of R$ 11,086 thousand was recycled to the statement of income, net of tax effects, the accumulated balance in shareholders' equity on December 31, 2021 is R$ 765,719 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, in the year ended December 31, 2021 and 2020.

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the variation at market value of the hedged object item. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations of this instrument is recognized in profit or loss, net of tax effects and is only transferred to Shareholders’ Equity in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge. The ineffective portion of the hedge object is recognized directly in Shareholders’ Equity.

Strategy (1)	R$ mil
	Fair value hedging instrument	Fair value hedge object	Adjustment to fair value recorded in profit or loss (gross of tax effects)	Adjustment to fair value recorded in profit or loss (net of tax effects)
Debenture Hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	205,592	205,592	5,592	3,076
(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2022.

For the next 12 months, the gains/(losses) related to the fair value accounting hedge, which the Company expects to recognize in other comprehensive income, amounts to R$(4,025) thousand.

There were no gains/(loss) related to fair value accounting hedge, registered in other comprehensive income, in the years ended December 31, 2021 and 2020.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	4,658,609	2,800,937	(839,389)	(440,197)

Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total on December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)
(1)	Whose functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

For the next 12 months, the gains/(losses) related to the ineffectiveness of the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 404 thousand.

The gains/(losses) related to the ineffectiveness of the hedge of investments abroad, recorded in profit or loss, in the year ended on December 31, 2021 was R$(38,333) thousand (2020 R$(12,697) thousand).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”, in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to net settlement:

	R$ thousand
	On December 31, 2021			On December 31, 2020
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	67,500,239	-	67,500,239	179,729,420	-	179,729,420
Derivative financial instruments	22,184,725	-	22,184,725	24,815,393	-	24,815,393
						-

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021			On December 31, 2020
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial liabilities
Securities sold under agreements to repurchase	222,574,700	-	222,574,700	217,108,353	-	217,108,353
Derivative financial instruments	14,265,283	-	14,265,283	18,697,682	-	18,697,682

On December 31, 2021 and 2020, Bradesco does not offset any financial assets and financial liabilities in its Statement of Financial Position.

21)       FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a)	Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	158,709,952	1,971,895	(4,806,960)	155,874,887
Corporate debt securities	6,063,483	226,766	(154,898)	6,135,351
Bank debt securities	7,566,014	531,470	(1,959,835)	6,137,649
Brazilian sovereign bonds	8,758,526	215,947	(88,968)	8,885,505
Foreign governments securities	6,670,843	-	(10,858)	6,659,985
Mutual funds	2,109,073	23,146	(4,265)	2,127,954
Marketable equity securities and other stocks	8,318,376	445,925	(1,069,095)	7,695,206
Balance on December 31, 2021 (1)	198,196,267	3,415,149	(8,094,879)	193,516,537

Brazilian government securities	134,289,029	9,310,390	(100,977)	143,498,442
Corporate debt securities	4,828,945	162,121	(97,033)	4,894,033
Bank debt securities	6,637,552	745,867	(1,256,114)	6,127,305
Brazilian sovereign bonds	9,222,104	608,077	(257,808)	9,572,373
Foreign governments securities	6,501,034	7,184	-	6,508,218
Mutual funds	2,939,361	14,770	(3,548)	2,950,583
Marketable equity securities and other stocks	9,895,440	2,631,980	(236,399)	12,291,021
On December 31, 2020 (2)	174,313,465	13,480,389	(1,951,879)	185,841,975

(1) In December 2021, Management reclassified securities measured at fair value through other comprehensive income to measured at fair value through profit or loss, in the amount of R$40,305,887 thousand, reflected in profit or loss, in the gross amount of R$(1,373,557) Thousand. This reclassification was the result of the alignment of risk and capital management.

; and

(2) In June 2020, Management reclassified the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$20,009,471 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes in the amount of R$1,794,263 thousand.

b)	Maturity

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	45,423,965	44,163,006	60,234,322	59,892,379
From 1 to 5 years	50,015,025	49,467,861	64,073,593	67,388,842
From 5 to 10 years	58,965,698	57,653,004	14,913,201	15,784,368
Over 10 years	33,364,130	32,409,506	22,257,548	27,534,782
No stated maturity	10,427,449	9,823,160	12,834,801	15,241,604
Total	198,196,267	193,516,537	174,313,465	185,841,975

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$66,690,800 thousand on December 31, 2021 (2020 – R$35,548,882 thousand), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	8,318,376	(623,170)	7,695,206
Total on December 31, 2021	8,318,376	(623,170)	7,695,206

Marketable equity securities and other stocks	9,895,440	2,395,581	12,291,021
Total on December 31, 2020	9,895,440	2,395,581	12,291,021

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)	Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2019	39,840	12,699	145,923	198,462
Transferred to Stage 1	-	(306)	-	(306)
Transferred to Stage 2	(1,088)	-	-	(1,088)
Transfer from Stage 1	-	1,088	-	1,088
Transfer from Stage 2	306	-	-	306
New assets originated or purchased/Assets settled or paid	58,906	(10,305)	(137,159)	(88,558)
Expected loss of financial assets at FVOCI on December 31, 2020	97,964	3,176	8,764	109,904
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	127,117	(1,245)	157,909	283,781
Expected loss of financial assets at FVOCI on December 31, 2021	225,081	1,931	166,673	393,685

22)       LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousand
	On December 31, 2021	On December 31, 2020
Repurchase agreements (1)	67,500,239	179,729,419
Loans to financial institutions	15,926,649	11,696,244
Expected credit loss	(72)	(932)
Total	83,426,816	191,424,731
(1)	On December 31, 2021, it included investments in repo operations given in guarantee, in the amount of R$43,869,456 thousand (2020 - R$125,241,658 thousand).

23) LOANS AND ADVANCES TO CUSTOMERS

		R$ thousand
	On December 31, 2021	On December 31, 2020
Companies	293,491,411	256,810,316
- Financing and On-lending	111,905,705	108,461,841
- Financing and export	46,635,544	51,461,844
- Housing loans	14,135,803	18,538,907
- Onlending BNDES/Finame	16,079,517	16,691,762

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021	On December 31, 2020
- Vehicle loans	18,927,295	13,589,893
- Import	13,055,441	5,696,949
- Leases	3,072,105	2,482,486
- Borrowings	169,606,160	140,384,792
- Working capital	101,989,937	91,405,458
- Rural loans	5,502,190	4,956,707
- Other	62,114,033	44,022,627
- Limit operations (1)	11,979,546	7,963,683
- Credit card	5,723,165	3,966,504
- Overdraft for corporates/Individuals	6,256,381	3,997,179
		-
Individuals	320,342,196	256,406,447
- Financing and On-lending	119,730,088	93,134,830
- Housing loans	81,712,089	59,064,431
- Vehicle loans	30,884,597	27,818,022
- Onlending BNDES/Finame	6,961,700	6,105,589
- Other	171,702	146,788
- Borrowings	142,243,997	118,655,689
- Payroll-deductible loans	84,535,206	69,897,126
- Personal credit	31,052,154	24,033,559
- Rural loans	10,348,497	8,419,040
- Other	16,308,140	16,305,964
- Limit operations (1)	58,368,111	44,615,928
- Credit card	53,771,164	41,229,795
- Overdraft for corporates/Individuals	4,596,947	3,386,133
Total portfolio	613,833,607	513,216,763
(1)	Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

		R$ thousand
	On December 31, 2021	On December 31, 2020
Gross investments in financial leases receivable:		-
Up to one year	1,196,366	1,013,244
From one to five years	1,392,801	1,489,536
Over five years	694,556	143,658
Impairment loss on finance leases	(57,535)	(70,468)
Net investment	3,226,188	2,575,970
		-
Net investments in finance leases:		-
Up to one year	1,174,549	987,530
From one to five years	1,358,550	1,446,058
Over five years	693,089	142,382
Total	3,226,188	2,575,970

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Reconciliation of the gross book value of loans and advances to customers

Stage 1										R$ thousand
	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	217,561,123	(3,108,964)	(980,917)	1,593,772	199,175	(23,949,966)	168,208,771	(104,233,887)	-	255,289,107
- Financing	94,231,267	(908,149)	(189,983)	579,002	24,113	(11,279,214)	57,000,287	(39,301,409)	-	100,155,914
- Borrowings	116,800,205	(1,787,523)	(665,168)	868,348	165,127	(12,670,752)	107,605,738	(64,872,688)	-	145,443,287
- Revolving	6,529,651	(413,292)	(125,766)	146,422	9,935	-	3,602,746	(59,790)	-	9,689,906
Individuals	195,239,164	(7,139,615)	(3,661,718)	12,942,485	863,078	(10,699,421)	142,922,899	(57,831,204)	-	272,635,668
- Financing	81,332,376	(4,113,805)	(433,652)	2,878,902	73,321	(8,326,024)	51,195,741	(15,048,077)	-	107,558,782
- Borrowings	79,213,356	(1,127,801)	(1,709,840)	8,315,591	618,100	(2,373,397)	79,553,749	(43,916,435)	-	118,573,323
- Revolving	34,693,432	(1,898,009)	(1,518,226)	1,747,992	171,657	-	12,173,409	1,133,308	-	46,503,563
Total	412,800,287	(10,248,579)	(4,642,635)	14,536,257	1,062,253	(34,649,387)	311,131,670	(162,065,091)	-	527,924,775

Stage 2										R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	13,960,366	(1,593,772)	(594,262)	3,108,964	505,019	(719,581)	6,266,004	(6,813,101)	-	14,119,637
- Financing	6,878,331	(579,002)	(258,817)	908,149	19,994	(841,508)	989,891	(1,655,141)	-	5,461,897
- Borrowings	6,329,980	(868,348)	(282,480)	1,787,523	452,273	121,927	4,596,735	(5,055,570)	-	7,082,040
- Revolving	752,055	(146,422)	(52,965)	413,292	32,752	-	679,378	(102,390)	-	1,575,700
Individuals	38,023,532	(12,942,485)	(2,313,732)	7,139,615	1,463,999	(8,310,115)	8,960,243	(8,945,309)	-	23,075,748
- Financing	10,655,990	(2,878,902)	(752,245)	4,113,805	208,332	(294,587)	3,036,579	(3,609,218)	-	10,479,754
- Borrowings	22,782,488	(8,315,591)	(978,590)	1,127,801	969,332	(8,015,528)	4,144,977	(4,983,727)	-	6,731,162
- Revolving	4,585,054	(1,747,992)	(582,897)	1,898,009	286,335	-	1,778,687	(352,364)	-	5,864,832
Total	51,983,898	(14,536,257)	(2,907,994)	10,248,579	1,969,018	(9,029,696)	15,226,247	(15,758,410)	-	37,195,385

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3										R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	25,288,827	(199,175)	(505,019)	980,917	594,262	244,809	10,389,522	(7,900,553)	(4,810,923)	24,082,667
- Financing	7,352,243	(24,113)	(19,994)	189,983	258,817	503,893	911,654	(2,267,756)	(616,833)	6,287,894
- Borrowings	17,254,607	(165,127)	(452,273)	665,168	282,480	(259,084)	9,242,876	(5,788,533)	(3,699,282)	17,080,832
- Revolving	681,977	(9,935)	(32,752)	125,766	52,965	-	234,992	155,736	(494,808)	713,941
Individuals	23,143,751	(863,078)	(1,463,999)	3,661,718	2,313,732	1,311,072	13,739,385	(7,098,812)	(10,112,989)	24,630,780
- Financing	1,146,464	(73,321)	(208,332)	433,652	752,245	827,384	394,249	(1,165,852)	(414,940)	1,691,549
- Borrowings	16,659,845	(618,100)	(969,332)	1,709,840	978,590	483,688	11,892,438	(7,168,430)	(6,029,025)	16,939,514
- Revolving	5,337,442	(171,657)	(286,335)	1,518,226	582,897	-	1,452,698	1,235,470	(3,669,024)	5,999,717
Total	48,432,578	(1,062,253)	(1,969,018)	4,642,635	2,907,994	1,555,881	24,128,907	(14,999,365)	(14,923,912)	48,713,447

Consolidated - 3 stages						R$ thousand
	Balance on December 31, 2020	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	256,810,316	(24,424,738)	184,864,297	(118,947,541)	(4,810,923)	293,491,411
- Financing	108,461,841	(11,616,829)	58,901,832	(43,224,306)	(616,833)	111,905,705
- Borrowings	140,384,792	(12,807,909)	121,445,349	(75,716,791)	(3,699,282)	169,606,159
- Revolving	7,963,683	-	4,517,116	(6,444)	(494,808)	11,979,547
Individuals	256,406,447	(17,698,464)	165,622,527	(73,875,325)	(10,112,989)	320,342,196
- Financing	93,134,830	(7,793,227)	54,626,569	(19,823,147)	(414,940)	119,730,085
- Borrowings	118,655,689	(9,905,237)	95,591,164	(56,068,592)	(6,029,025)	142,243,999
- Revolving	44,615,928	-	15,404,794	2,016,414	(3,669,024)	58,368,112
Total	513,216,763	(42,123,202)	350,486,824	(192,822,866)	(14,923,912)	613,833,607

(1) Composed of advanced settlements, maturities and changes.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 1										R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	193,236,364	(2,206,226)	(1,490,046)	330,715	67,187	(9,770,601)	149,850,120	(112,456,390)	-	217,561,123
- Financing	91,632,329	(1,266,291)	(1,000,667)	99,463	41,167	(4,828,945)	48,408,504	(38,854,293)	-	94,231,267
- Borrowings	91,448,563	(543,880)	(294,077)	193,710	21,172	(4,941,656)	99,438,789	(68,522,416)	-	116,800,205
- Revolving	10,155,472	(396,055)	(195,302)	37,542	4,848	-	2,002,827	(5,079,681)	-	6,529,651
Individuals	199,384,196	(14,601,213)	(4,693,118)	1,217,269	580,355	(14,887,045)	105,059,308	(76,820,588)	-	195,239,164
- Financing	72,998,157	(5,142,405)	(587,237)	492,025	25,325	(8,377,986)	41,562,050	(19,637,553)	-	81,332,376
- Borrowings	88,176,321	(6,647,911)	(1,926,044)	456,863	13,417	(6,509,059)	55,442,719	(49,792,950)	-	79,213,356
- Revolving	38,209,718	(2,810,897)	(2,179,837)	268,381	541,613	-	8,054,539	(7,390,085)	-	34,693,432
Total	392,620,560	(16,807,439)	(6,183,164)	1,547,984	647,542	(24,657,646)	254,909,428	(189,276,978)	-	412,800,287

Stage 2										R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	13,106,024	(330,715)	(1,385,968)	2,206,226	77,803	(2,378,718)	8,504,101	(5,838,387)	-	13,960,366
- Financing	5,732,352	(99,463)	(693,154)	1,266,291	57,520	(1,380,199)	2,906,774	(911,790)	-	6,878,331
- Borrowings	6,758,152	(193,710)	(630,399)	543,880	17,128	(998,519)	5,352,796	(4,519,348)	-	6,329,980
- Revolving	615,520	(37,542)	(62,415)	396,055	3,155	-	244,531	(407,249)	-	752,055
Individuals	19,594,715	(1,217,269)	(2,071,615)	14,601,213	794,308	(12,773,924)	29,573,277	(10,477,173)	-	38,023,532
- Financing	4,567,302	(492,025)	(220,419)	5,142,405	140,369	(5,444,290)	8,404,759	(1,442,111)	-	10,655,990
- Borrowings	12,019,579	(456,863)	(1,161,812)	6,647,911	62,719	(7,329,634)	20,588,030	(7,587,442)	-	22,782,488
- Revolving	3,007,834	(268,381)	(689,384)	2,810,897	591,220	-	580,488	(1,447,620)	-	4,585,054
Total	32,700,739	(1,547,984)	(3,457,583)	16,807,439	872,111	(15,152,642)	38,077,378	(16,315,560)	-	51,983,898

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3										R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020
Companies	20,633,998	(67,187)	(77,803)	1,490,046	1,385,968	(2,680,887)	14,626,196	(4,801,095)	(5,220,409)	25,288,827
- Financing	6,773,700	(41,167)	(57,520)	1,000,667	693,154	(1,211,218)	2,056,572	(584,841)	(1,277,104)	7,352,243
- Borrowings	13,121,182	(21,172)	(17,128)	294,077	630,399	(1,469,669)	12,159,563	(3,896,608)	(3,546,037)	17,254,607
- Revolving	739,116	(4,848)	(3,155)	195,302	62,415	-	410,061	(319,646)	(397,268)	681,977
Individuals	11,437,078	(580,355)	(794,308)	4,693,118	2,071,615	(3,953,496)	19,547,102	2,528,559	(11,805,562)	23,143,751
- Financing	1,049,805	(25,325)	(140,369)	587,237	220,419	(813,396)	1,085,403	(376,824)	(440,486)	1,146,464
- Borrowings	5,231,519	(13,417)	(62,719)	1,926,044	1,161,812	(3,140,100)	16,349,733	1,491,101	(6,284,128)	16,659,845
- Revolving	5,155,754	(541,613)	(591,220)	2,179,837	689,384	-	2,111,966	1,414,282	(5,080,948)	5,337,442
Total	32,071,076	(647,542)	(872,111)	6,183,164	3,457,583	(6,634,383)	34,173,298	(2,272,536)	(17,025,971)	48,432,578

Consolidated - 3 stages						R$ thousand
	Balance on December 31, 2019	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	226,976,386	(14,830,206)	172,980,417	(123,095,872)	(5,220,409)	256,810,316
- Financing	104,138,381	(7,420,362)	53,371,850	(40,350,924)	(1,277,104)	108,461,841
- Borrowings	111,327,897	(7,409,844)	116,951,148	(76,938,372)	(3,546,037)	140,384,792
- Revolving	11,510,108	-	2,657,419	(5,806,576)	(397,268)	7,963,683
Individuals	230,415,989	(31,614,465)	154,179,687	(84,769,202)	(11,805,562)	256,406,447
- Financing	78,615,264	(14,635,672)	51,052,212	(21,456,488)	(440,486)	93,134,830
- Borrowings	105,427,419	(16,978,793)	92,380,482	(55,889,291)	(6,284,128)	118,655,689
- Revolving	46,373,306	-	10,746,993	(7,423,423)	(5,080,948)	44,615,928
Total	457,392,375	(46,444,671)	327,160,104	(207,865,074)	(17,025,971)	513,216,763

(1) Composed of advanced settlements, maturities and changes.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Reconciliation of expected losses from loans and advances to customers

Stage 1										R$ thousand
	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	4,657,940	(157,782)	(54,858)	192,483	124,467	(1,142,215)	2,738,532	(1,801,747)	-	4,556,820
- Financing	1,434,546	(21,869)	(5,663)	90,143	16,105	(133,108)	615,002	(472,624)	-	1,522,532
- Borrowings	2,748,583	(103,659)	(39,773)	88,400	87,702	(1,009,107)	1,952,341	(1,236,327)	-	2,488,160
- Revolving	474,811	(32,254)	(9,422)	13,940	20,660	-	171,189	(92,796)	-	546,128
Individuals	6,263,052	(337,964)	(229,070)	1,413,258	531,607	(338,961)	4,231,021	(3,126,787)	-	8,406,156
- Financing	763,932	(82,314)	(14,406)	585,259	37,863	(252,016)	625,515	(726,009)	-	937,824
- Borrowings	2,077,714	(80,969)	(79,133)	646,839	274,566	(86,945)	2,546,460	(1,929,237)	-	3,369,295
- Revolving	3,421,406	(174,681)	(135,531)	181,160	219,178	-	1,059,046	(471,541)	-	4,099,037
Total	10,920,992	(495,746)	(283,928)	1,605,741	656,074	(1,481,176)	6,969,553	(4,928,534)	-	12,962,976

Stage 2										R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	1,545,667	(192,483)	(97,676)	157,782	299,254	(132,762)	864,510	(974,576)	-	1,469,716
- Financing	499,494	(90,143)	(40,825)	21,869	11,304	(118,985)	111,867	(87,265)	-	307,316
- Borrowings	937,652	(88,400)	(46,682)	103,659	262,790	(13,777)	672,728	(854,447)	-	973,523
- Revolving	108,521	(13,940)	(10,169)	32,254	25,160	-	79,915	(32,864)	-	188,877
Individuals	6,794,923	(1,413,258)	(698,784)	337,964	606,956	(1,945,420)	2,594,789	(1,305,524)	-	4,971,646
- Financing	3,104,787	(585,259)	(374,649)	82,314	118,412	(1,505,518)	455,748	56,413	-	1,352,248
- Borrowings	2,939,423	(646,839)	(213,992)	80,969	307,151	(439,902)	1,703,515	(1,360,459)	-	2,369,866
- Revolving	750,713	(181,160)	(110,143)	174,681	181,393	-	435,526	(1,478)	-	1,249,532
Total	8,340,590	(1,605,741)	(796,460)	495,746	906,210	(2,078,182)	3,459,299	(2,280,100)	-	6,441,362

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3										R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	14,316,381	(124,467)	(299,254)	54,858	97,676	787,993	4,968,963	(1,924,989)	(4,810,923)	13,066,238
- Financing	4,055,197	(16,105)	(11,304)	5,663	40,825	296,523	500,950	(950,600)	(616,833)	3,304,316
- Borrowings	9,768,315	(87,702)	(262,790)	39,773	46,682	491,470	4,340,731	(1,357,113)	(3,699,282)	9,280,084
- Revolving	492,869	(20,660)	(25,160)	9,422	10,169	-	127,282	382,724	(494,808)	481,838
Individuals	12,179,688	(531,607)	(606,956)	229,070	698,784	2,051,282	6,487,763	3,316,731	(10,112,989)	13,711,766
- Financing	625,961	(37,863)	(118,412)	14,406	374,649	542,473	212,563	(183,567)	(414,940)	1,015,270
- Borrowings	7,643,173	(274,566)	(307,151)	79,133	213,992	1,508,809	5,493,605	563,708	(6,029,025)	8,891,678
- Revolving	3,910,554	(219,178)	(181,393)	135,531	110,143	-	781,595	2,936,590	(3,669,024)	3,804,818
Total	26,496,069	(656,074)	(906,210)	283,928	796,460	2,839,275	11,456,726	1,391,742	(14,923,912)	26,778,004

Consolidated - 3 stages						R$ thousand
	Balance on December 31, 2020	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	20,519,988	(486,984)	8,572,005	(4,701,312)	(4,810,923)	19,092,774
- Financing	5,989,237	44,430	1,227,819	(1,510,489)	(616,833)	5,134,164
- Borrowings	13,454,550	(531,414)	6,965,800	(3,447,887)	(3,699,282)	12,741,767
- Revolving	1,076,201	-	378,386	257,064	(494,808)	1,216,843
Individuals	25,237,663	(233,099)	13,313,573	(1,115,580)	(10,112,989)	27,089,568
- Financing	4,494,680	(1,215,061)	1,293,826	(853,163)	(414,940)	3,305,342
- Borrowings	12,660,310	981,962	9,743,580	(2,725,988)	(6,029,025)	14,630,839
- Revolving	8,082,673	-	2,276,167	2,463,571	(3,669,024)	9,153,387
Total (1)	45,757,651	(720,083)	21,885,578	(5,816,892)	(14,923,912)	46,182,342

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 1										R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	5,248,063	(123,246)	(75,367)	60,005	61,068	(903,698)	3,371,617	(2,980,502)	-	4,657,940
- Financing	1,705,068	(49,907)	(27,696)	16,574	31,255	(333,242)	658,126	(565,632)	-	1,434,546
- Borrowings	3,176,569	(53,547)	(37,344)	39,733	22,403	(570,456)	2,410,885	(2,239,660)	-	2,748,583
- Revolving	366,426	(19,792)	(10,327)	3,698	7,410	-	302,606	(175,210)	-	474,811
Individuals	7,818,574	(697,750)	(395,724)	131,913	735,688	(528,786)	1,675,794	(2,476,657)	-	6,263,052
- Financing	939,390	(119,136)	(18,889)	63,780	9,837	(269,484)	497,334	(338,900)	-	763,932
- Borrowings	2,253,045	(210,380)	(79,140)	28,887	8,422	(259,302)	1,653,102	(1,316,920)	-	2,077,714
- Revolving	4,626,139	(368,234)	(297,695)	39,246	717,429	-	(474,642)	(820,837)	-	3,421,406
Total	13,066,637	(820,996)	(471,091)	191,918	796,756	(1,432,484)	5,047,411	(5,457,159)	-	10,920,992

Stage 2										R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	1,890,105	(60,005)	(265,984)	123,246	38,907	(204,168)	1,255,949	(1,232,383)	-	1,545,667
- Financing	216,936	(16,574)	(37,785)	49,907	17,910	(16,975)	346,847	(60,772)	-	499,494
- Borrowings	1,610,244	(39,733)	(221,113)	53,547	15,372	(187,193)	840,047	(1,133,519)	-	937,652
- Revolving	62,925	(3,698)	(7,086)	19,792	5,625	-	69,055	(38,092)	-	108,521
Individuals	2,745,182	(131,913)	(421,879)	697,750	538,366	15,143	4,766,938	(1,414,664)	-	6,794,923
- Financing	603,412	(63,780)	(29,919)	119,136	62,383	400,501	2,185,389	(172,335)	-	3,104,787
- Borrowings	1,647,973	(28,887)	(246,523)	210,380	36,954	(385,358)	2,714,098	(1,009,214)	-	2,939,423
- Revolving	493,797	(39,246)	(145,437)	368,234	439,029	-	(132,549)	(233,115)	-	750,713
Total	4,635,287	(191,918)	(687,863)	820,996	577,273	(189,025)	6,022,887	(2,647,047)	-	8,340,590

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3										R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	12,248,924	(61,068)	(38,907)	75,367	265,984	298,005	8,314,816	(1,566,331)	(5,220,409)	14,316,381
- Financing	2,996,708	(31,255)	(17,910)	27,696	37,785	970,922	1,224,427	123,928	(1,277,104)	4,055,197
- Borrowings	8,700,237	(22,403)	(15,372)	37,344	221,113	(672,917)	6,627,728	(1,561,378)	(3,546,037)	9,768,315
- Revolving	551,979	(7,410)	(5,625)	10,327	7,086	-	462,661	(128,881)	(397,268)	492,869
Individuals	8,201,536	(735,688)	(538,366)	395,724	421,879	(405,497)	11,224,590	5,421,072	(11,805,562)	12,179,688
- Financing	530,122	(9,837)	(62,383)	18,889	29,919	(45,990)	589,605	16,122	(440,486)	625,961
- Borrowings	3,733,550	(8,422)	(36,954)	79,140	246,523	(359,507)	7,443,890	2,829,081	(6,284,128)	7,643,173
- Revolving	3,937,864	(717,429)	(439,029)	297,695	145,437	-	3,191,095	2,575,869	(5,080,948)	3,910,554
Total	20,450,460	(796,756)	(577,273)	471,091	687,863	(107,492)	19,539,406	3,854,741	(17,025,971)	26,496,069

Consolidated - 3 stages						R$ thousand
	Expected loss on December 31, 2019	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Expected loss on December 31, 2020

Companies	19,387,092	(809,861)	12,942,382	(5,779,216)	(5,220,409)	20,519,988
- Financing	4,918,712	620,705	2,229,400	(502,476)	(1,277,104)	5,989,237
- Borrowings	13,487,050	(1,430,566)	9,878,660	(4,934,557)	(3,546,037)	13,454,550
- Revolving	981,330	-	834,322	(342,183)	(397,268)	1,076,201
Individuals	18,765,292	(919,140)	17,667,322	1,529,751	(11,805,562)	25,237,663
- Financing	2,072,924	85,027	3,272,328	(495,113)	(440,486)	4,494,680
- Borrowings	7,634,568	(1,004,167)	11,811,090	502,947	(6,284,128)	12,660,310
- Revolving	9,057,800	-	2,583,904	1,521,917	(5,080,948)	8,082,673
Total (1)	38,152,384	(1,729,001)	30,609,704	(4,249,465)	(17,025,971)	45,757,651

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Company. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below, we show the probabilities assigned to each scenario and the impacts:

	On December 31 2021 - thousand R$
	Weighting			Constitution/ (Reversal)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**

Simulation 1	100%	-	-	(1,054,052)
Simulation 2	-	100%	-	(2,297,413)
Simulation 3	-	-	100%	1,052,602

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

Expected loss on loans and advances

			R$ thousand
	Year ended December 31
	2021	2020	2019
Amount recorded	15,348,603	24,631,238	20,441,029
Amount recovered	(5,990,369)	(5,919,397)	(7,908,896)
Expected loss on loans and advances	9,358,234	18,711,841	12,532,133

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

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

		R$ thousand
	On December 31, 2021	On December 31, 2020
Opening balance	29,757,140	19,030,657
Additional renegotiated amounts, including interest	28,506,866	34,683,660
Payments received	(24,768,774)	(19,448,835)
Write-offs	(4,876,214)	(4,508,342)
Closing balance	28,619,018	29,757,140
Expected loss on loans and advances	(10,983,519)	(10,659,899)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	17,635,499	19,097,241
		-
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	38.4%	35.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.7%	5.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.0%	3.7%

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

24)       BONDS AND SECURITIES AT AMORTIZED COST

	R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government securities	79,521,578	3,703,783	(3,193,926)	80,031,435
Corporate debt securities	99,297,697	992,753	(921,269)	99,369,181
Balance on December 31, 2021 (1)	178,819,275	4,696,536	(4,115,195)	179,400,616

Securities:
Brazilian government securities	91,884,693	6,795,851	(8,422)	98,672,122
Corporate debt securities	87,739,201	291,387	(2,695,825)	85,334,763
Balance on December 31, 2020 (1)	179,623,894	7,087,238	(2,704,247)	184,006,885
(1)	In 2021 and 2020, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and
(2)	Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

Maturity

				R$ thousand
	On December 31, 2021		On December 31, 2020
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	39,050,064	38,849,569	37,272,651	37,799,094
From 1 to 5 years	87,143,802	85,001,327	77,744,401	78,452,236
From 5 to 10 years	36,997,796	39,111,612	34,641,933	32,852,519
Over 10 years	15,627,613	16,438,108	29,964,909	34,903,036
Total	178,819,275	179,400,616	179,623,894	184,006,885

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$43,616,767 thousand at December 31, 2021 (2020 – R$38,224,516 thousand), being composed mostly of Brazilian government bonds.

Reconciliation of expected losses of financial assets at amortized cost:

				R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2019	299,342	692,338	3,641,797	4,633,477
Transferred to Stage 1	-	(69,057)	-	(69,057)
Transferred to Stage 2	(34,918)	-	-	(34,918)
Transferred to Stage 3	(26,365)	(79,871)	-	(106,236)
Transfer from Stage 1	-	34,918	26,365	61,283
Transfer from Stage 2	69,057	-	79,871	148,928
Transfer from Stage 3	-	-	-	-
Assets originated or purchased/Assets settled/Reversal	(11,688)	544,691	388,989	921,992
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469
Transferred to Stage 1	-	(14,267)	(1,168)	(15,435)
Transferred to Stage 2	(2,037)	-	-	(2,037)
Transferred to Stage 3	(109)	(72)	-	(181)
Transfer from Stage 1	-	2,037	109	2,146
Transfer from Stage 2	14,267	-	72	14,339
Transfer from Stage 3	1,168	-	-	1,168
New assets originated or purchased/Assets settled or paid	185,206	(335,883)	122,871	(27,806)
Expected loss of financial assets at amortized cost on December 31, 2021	493,923	774,834	4,258,906	5,527,663

(1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

25)       NON-CURRENT ASSETS HELD FOR SALE

		R$ thousand
	On December 31, 2021	On December 31, 2020
Assets not for own use
Real estate	904,591	995,614
Vehicles and similar	289,197	205,347
Machinery and equipment	1,238	1,487
Other	1,246	40
Total	1,196,272	1,202,488

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

26)       INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	3,683,242	(171,694)	86,348,802	13,891,012	74,177,771	12,868,440	11,685,440	(317,039)
Fleury S.A. (3)	29.98%	29.98%	1,760,606	93,541	1,731,373	4,232,675	1,174,881	2,899,527	3,752,864	233,979
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,564	8,728	3,191,545	1,155,424	2,429,956	1,917,013	536,972	45,270
Tecnologia Bancária S.A. (3)	24.55%	24.55%	219,491	53,446	914,853	1,977,956	866,662	1,132,175	2,482,624	165,056
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	313,658	(633)	2,504,889	1,621,205	3,029,473	311,473	1,374,391	(1,582)
Gestora de Inteligência de Crédito S.A. (3)	21.02%	21.02%	23,653	(15,254)	93,479	1,079,405	161,048	942,313	168,977	(73,876)
Other (3)			25,205	26,956
Total investments in associates			6,136,419	(4,910)	94,784,941	23,957,677	81,839,791	20,070,941	20,001,268	51,808

Elo Participações Ltda.	50.01%	50.01%	1,421,146	426,414	734,729	2,729,981	313,385	211,267	30,522	854,205
Total investments in joint ventures			1,421,146	426,414	734,729	2,729,981	313,385	211,267	30,522	854,205
Total on December 31, 2021			7,557,565	421,504	95,519,670	26,687,658	82,153,176	20,282,208	20,031,790	906,013

(1) Income from financial intermediation or fee and commissions;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. On December 31, 2021, the Company received R$117,803 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements referring to December 31, 2021 Cielo S.A. presented R$356,627 thousand of other comprehensive income; and

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	3,885,336	(157,556)	75,507,836	16,299,562	66,942,947	10,806,367	11,186,013	(347,338)
IRB - Brasil Resseguros S.A. (3)	0.00%	0.00%	-	53,454	-	-	-	-	-	-
Fleury S.A. (4) (5)	22.47%	22.47%	1,206,372	42,158	1,990,891	3,632,868	1,201,313	2,622,634	2,930,975	220,692
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	106,085	4,384	5,492,157	1,410,680	4,265,660	2,107,953	1,070,232	20,221
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	130,641	(2,196)	207,631	136,107	25,451	6,112	154,225	(5,248)
Tecnologia Bancária S.A. (4)	24.32%	24.32%	166,044	35,285	685,459	1,796,631	716,566	1,089,234	2,680,429	130,596
Swiss Re Corporate Solutions Brasil (4)	40.00%	40.00%	332,244	(2,651)	2,499,009	1,446,089	2,809,293	305,194	991,491	(6,627)
Gestora de Inteligência de Crédito S.A. (4)	20.00%	20.00%	28,680	(19,064)	199,844	1,063,455	138,933	980,967	40,598	(95,260)
Other (4)			96,001	52,811
Total investments in associates			5,951,403	6,625	86,582,827	25,785,392	76,100,163	17,918,461	19,053,963	(82,964)

Elo Participações S.A. (6)	50.01%	50.01%	1,435,437	434,313	892,035	2,704,326	262,501	151,629	18,223	864,391
Crediare S.A. – Crédito, Financiamento e Investimento (7)	0.00%	0.00%	-	3,920	-	-	-	-	-	-
MPO - Processadora de Pagamentos Móveis S.A. (8)	0.00%	0.00%	-	-	-	-	-	-	-	-
Total investments in joint ventures			1,435,437	438,233	892,035	2,704,326	262,501	151,629	18,223	864,391
Total on December 31, 2020			7,386,840	444,858	87,474,862	28,489,718	76,362,664	18,070,090	19,072,186	781,427

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2020, the Company received R$20,797 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

(3) Equity method discontinued after the loss of significant influence resulting from the resignation of the chair on the institution’s board of directors, occurred in April 2020, investment subsequently classified as securities at fair value through other comprehensive income;

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

(6) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2020, the Company received R$228,125 thousand of dividends from this investment;

(7) Company sold in July 2020; and

(8) Company merged in November 2020.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,012,423	475,194	80,584,265	13,924,371	74,467,296	8,648,722	5,300,681	1,583,827
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	668,833	225,137	10,900,366	6,029,558	11,222,870	1,334,052	7,842,177	1,472,003
Fleury S.A. (3) (5)	16.28%	16.28%	703,401	37,312	990,578	3,707,962	685,626	2,210,530	3,047,851	327,279
Aquarius Participações S.A.	49.00%	49.00%	44,535	12,155	914	90,013	39	-	-	24,805
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00.%	104,420	3,824	2,769,583	1,501,644	3,018,405	732,665	3,933,691	16,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	135,005	9,328	245,624	106,351	25,873	3,491	188,407	22,550
NCR Brasil Indústria de Equipamentos para Automação S.A. (6)	0.00%	0.00%	-	-	-	-	-	-	-	-
Tecnologia Bancária S.A. (3)	24.32%	24.32%	130,759	15,327	561,182	1,646,932	448,857	1,256,342	2,478,999	44,698
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,825	9,056	2,206,395	1,487,009	2,522,673	317,259	1,167,924	22,641
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	47,744	(11,354)	202,904	323,845	38,512	249,519	17	(73,143)
Other (3)			54,021	98,959	-	-	-	-	-	-
Total investments in associates			6,246,966	874,938	98,461,811	28,817,685	92,430,151	14,752,580	23,959,747	3,441,302

Elo Participações S.A. (7)	50.01%	50.01%	1,338,973	314,644	1,385,306	1,835,595	199,891	29,192	38,605	627,367
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	49,673	11,482	448,568	4,738	353,962	-	135,746	23,498
MPO - Processadora de Pagamentos Móveis S.A. (8)	100.00%	100.00%	-	18	2,676	1,423	4,187	-	150	44
Total investments in joint ventures			1,388,646	326,144	1,836,550	1,841,756	558,040	29,192	174,501	650,909
Total on December 31, 2019 (9)			7,635,612	1,201,082	100,298,361	30,659,441	92,988,191	14,781,772	24,134,248	4,092,211

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2019, the Company received R$448,291 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

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

(6) In 2019, occurred alienation of NCR Brasil Indústria de Equipamentos para Automação S.A.;

(7) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2019, the Company received R$72,215 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$22 thousand of other comprehensive income;

(8) In December 2019, we began to consolidate the company MPO – Processadora de Pagamentos Móveis S.A., after the shareholding acquisition; and

(9) In 2019, impairment losses were recorded in “associates and jointly controlled entities” in the amount of R$727,235 thousand.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b)	Changes in associates

		R$ thousand
	2021	2020
Opening balance on January 1	7,386,840	7,635,612
Acquisitions	290,211	491,438
Write-offs (1)	(177,602)	(102,282)
Equity in net income of associates	421,504	444,858
Dividends/Interest on equity	(588,156)	(405,791)
Other	224,769	(676,995)
Balance on December 31	7,557,566	7,386,840

(1) In January 2021, there was the divestiture of Cia Brasileira de Gestão e Serviços S.A.

27)       PROPERTY AND EQUIPMENT

a)	Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	9,341,822	(3,406,337)	5,935,485
Land	-	973,725	-	973,725
Installations, properties and equipment for use	10%	6,259,877	(3,096,944)	3,162,933
Security and communication systems	10%	375,116	(273,022)	102,094
Data processing systems	20%	10,562,634	(7,331,101)	3,231,533
Transportation systems	20%	221,162	(113,827)	107,335
Balance on December 31, 2021 (1)		27,734,336	(14,221,231)	13,513,105

Buildings	4%	8,767,456	(2,597,842)	6,169,614
Land	-	1,021,594	-	1,021,594
Installations, properties and equipment for use	10%	6,706,990	(3,459,963)	3,247,027
Security and communication systems	10%	388,588	(236,324)	152,264
Data processing systems	20%	10,137,875	(6,780,155)	3,357,720
Transportation systems	20%	213,691	(90,781)	122,910
Balance on December 31, 2020 (1)		27,236,194	(13,165,065)	14,071,129
(1)	It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

We enter into lease agreements as a lessee, basically, for data processing and property and equipment, which are recorded as buildings and equipment leased in property, plant and equipment. See Note 37 for disclosure of the obligation.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

b)	Change in property and equipment by class

	R$ thousand
	Buildings (1)	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Adjusted balance on December 31, 2019	6,482,841	967,928	3,724,589	153,852	3,189,336	140,676	14,659,222
Additions	1,411,771	46,213	1,262,493	24,315	1,250,334	5,970	4,001,096
Write-offs	(709,254)	(23,530)	(893,576)	(1,440)	(11,588)	-	(1,639,388)
Impairment	(11)	30,983	-	(2,505)	(17,903)	(258)	10,306
Accumulated depreciation	(1,015,733)	-	(846,479)	(21,958)	(1,052,459)	(23,478)	(2,960,106)
Balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129

Balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129
Additions	702,066	-	887,552	23,154	1,345,082	9,559	2,967,413
Write-offs	(65,816)	(47,869)	(194,433)	(30,094)	(453,075)	(1,397)	(792,684)
Impairment	-	-	(132)	(4,488)	(15,413)	-	(20,033)
Accumulated depreciation	(870,379)	-	(777,081)	(38,742)	(1,002,781)	(23,737)	(2,712,720)
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

28)       INTANGIBLE ASSETS AND GOODWILL

a)       Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of rights to provide financial services (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2019	5,327,901	4,487,898	3,127,388	1,752,759	28,701	14,724,647
Additions/(reductions)	1,765,643	791,047	1,373,474	-	314,917	4,245,081
Impairment (2)	-	(320,726)	(258,998)	(759,616)	-	(1,339,340)
Accumulated amortization	-	(1,326,371)	(720,992)	(625,253)	(288,308)	(2,960,924)
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464

Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464
Additions/(reductions)	(1,035,448)	1,451,657	2,150,051	1,255,543	320,426	4,142,229
Impairment (2)	(9,362)	(713,113)	(115,885)	(2,146)	-	(840,506)
Accumulated amortization	-	(1,320,446)	(827,236)	(572,646)	(339,852)	(3,060,180)
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
(1)	Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and
(2)	Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

b)	Composition of goodwill by segment

	R$ thousand
	On December 31, 2021	On December 31, 2020
Banking	5,583,201	6,601,162
Insurance	465,533	492,382
Total	6,048,734	7,093,544

The Cash Generation Units (GCUs) allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2021, 2020 and 2019.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow projections based on financial budgets approved by Management, with a terminal growth rate of 5.8% p.a. (2020 – 6.1% p.a.). The forecast cash flows have been discounted at a rate of 12.6% p.a. (2020 – 12.6% p.a.).

The key assumptions described above may change as economic and market conditions change. The Company estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

29)       OTHER ASSETS

	R$ thousand
	On December 31, 2021	On December 31, 2020
Financial assets (4) (5)	64,411,451	52,416,117
Foreign exchange transactions (1)	37,099,430	25,754,975
Debtors for guarantee deposits (2)	19,819,051	18,489,500
Securities trading	4,795,860	6,111,610
Trade and credit receivables	1,403,653	759,677
Receivables	1,293,457	1,300,355
Other assets	7,994,655	8,475,829
Deferred acquisition cost (insurance) - (Note 34 e)	1,115,127	1,020,567
Other debtors	3,104,184	3,475,850
Prepaid expenses	1,045,313	1,019,578
Interbank and interdepartmental accounts	348,092	444,023
Other (3)	2,381,939	2,515,811
Total	72,406,106	60,891,946
(1)	Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;
(2)	It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;
(3)	It includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed;
(4)	Financial assets are recorded at amortized cost; and
(5)	In 2021, there were no losses for impairment of other financial assets.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

30)       DEPOSITS FROM BANKS

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

		R$ thousand
	On December 31, 2021	On December 31, 2020
Demand deposits	1,508,083	1,593,170
Interbank deposits	4,655,644	797,216
Securities sold under agreements to repurchase	222,574,700	217,108,353
Borrowings	26,546,104	23,966,470
Onlending	23,724,749	23,814,958
Total	279,009,280	267,280,167

31)       DEPOSITS FROM CUSTOMERS

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

		R$ thousand
	On December 31, 2021	On December 31, 2020
Demand deposits	56,613,691	50,247,334
Savings deposits	139,341,042	136,698,248
Time deposits	373,771,517	358,347,161
Total	569,726,250	545,292,743

32)       FUNDS FROM SECURITIES ISSUED

a)	Composition by type of security issued and location

		R$ thousand
	On December 31, 2021	On December 31, 2020
Instruments Issued – Brazil:
Real estate credit notes	41,461,933	27,601,333
Agribusiness notes	17,300,060	14,694,484
Financial bills	79,752,267	81,588,961
Letters property guaranteed	13,936,949	7,930,718
Subtotal	152,451,209	131,815,496
Securities – Overseas:
Euronotes	1,849,851	2,113,000
Securities issued through securitization – (item (b))	9,135,795	9,112,256
Subtotal	10,985,646	11,225,256
Structured Operations Certificates	2,791,687	1,863,073
Total	166,228,542	144,903,825

b)	Securities issued through securitization

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

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c)	Movements in securities issued

		R$ thousand
	2021	2020
Opening balance on January 1	144,903,825	170,727,564
Issuance	105,221,591	61,833,816
Interest	7,543,275	5,576,416
Settlement and interest payments	(92,274,643)	(93,179,856)
Exchange variation and others	834,494	(54,115)
Closing balance on December 31	166,228,542	144,903,825

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

33)       SUBORDINATED DEBT

a)	Composition of subordinated debt

Maturity	R$ thousand
	Original term in years	Nominal amount	On December 31, 2021	On December 31, 2020
In Brazil:
Financial bills:
2022	7	3,306,811	5,413,488	6,662,957
2023	7	1,347,452	2,125,935	2,011,986
2024	7	67,450	105,003	93,765
2025	7	5,425,906	6,427,648	6,126,601
2027	8	401,060	430,028	403,352
2021	8	-	-	2,565
2023	8	1,523,546	2,685,658	2,798,899
2024	8	136,695	214,204	196,932
2025	8	6,193,653	6,477,614	6,340,117
2026	8	694,800	821,253	783,605
2028	8	55,437	59,315	55,702
2021	9	-	-	15,460
2024	9	4,924	10,653	9,347
2025	9	370,344	546,022	507,771
2027	9	89,700	113,969	104,782
2021	10	-	-	56,608
2022	10	54,143	147,062	128,910
2023	10	688,064	1,504,108	1,318,725
2025	10	284,137	709,953	596,797
2026	10	196,196	380,719	329,699
2027	10	256,243	377,838	338,894
2028	10	248,300	355,845	308,959
2030	10	134,500	155,130	139,596
2031	10	7,270,000	7,491,477	-
2026	11	3,400	6,226	5,477
2027	11	47,046	70,532	65,771
2028	11	74,764	115,528	100,369
Perpetual		11,150,455	11,458,580	9,389,642
Subtotal in Brazil (1)			48,203,788	38,893,288
Overseas:
2021	11	-	-	8,539,366
2022	11	6,138,550	6,247,289	5,813,578
Subtotal overseas			6,247,289	14,352,944
Total (2)			54,451,077	53,246,232

(1) It includes the amount of R$31,129,540 thousand (on December 2020 – R$26,741,610 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose; and

(2) In the year ended December 31, 2021, there was the maturity of the subordinated debt issued Abroad – Bradesco Grand Cayman – the total amount of the transaction was R$8,314,720 thousand.

b)	Movements in subordinated debt

		R$ thousand
	2021	2020
Opening Balances on January 1	53,246,232	49,313,508
Issuance	9,130,200	688,186
Interest	3,154,164	2,403,327
Settlement and interest payments	(11,165,628)	(2,374,538)
Exchange variation	86,109	3,215,749
Closing balance on December 31	54,451,077	53,246,232

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

34) TECHNICAL INSURANCE PROVISION AND PENSION PLANS

a)	Technical provisions by account

	R$ thousand
	Non-Life and Health (1)		Life and Pension (2)(3)		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Current and long-term liabilities
Mathematical reserve for unvested benefits (PMBAC)	1,179,406	1,225,279	241,065,876	237,436,250	242,245,282	238,661,529
Mathematical reserve for vested benefits (PMBC)	695,210	612,835	11,884,439	10,403,722	12,579,649	11,016,557
Reserve for claims incurred but not reported (IBNR)	4,961,729	4,040,072	1,014,034	945,744	5,975,763	4,985,816
Unearned premium reserve	4,922,394	4,381,913	2,483,216	1,719,098	7,405,610	6,101,011
Reserve for unsettled claims (PSL)	4,997,427	4,893,477	1,991,574	1,677,216	6,989,001	6,570,693
Reserve for financial surplus (PET)	-	-	861,170	783,786	861,170	783,786
Other technical provisions	3,378,434	3,404,474	6,951,725	7,941,518	10,330,159	11,345,992
Total reserves	20,134,600	18,558,050	266,252,034	260,907,334	286,386,634	279,465,384

(1) “Other technical provisions” – Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$3,280,927 thousand (R$ 3,044,169 thousand on December 31, 2020) and provision of related expenses of R$ 84,224 thousand (R$ 78,673 thousand on December 31, 2020);

(2) The “Other technical provisions” line of Life and Pension Plan substantially includes “Provision for redemptions and other amounts to be settled” in the amount of R$3,047,124 thousand, “Provision of related expenses” of R$653,541 (R$ 633,768 thousand on December 31, 2020), “Complementary Provision for Coverage (PCC)” in the amount of R$1,926,919 thousand (R$ 3,161,509 thousand on December 31, 2020) and” Other technical provisions” of R$1,305,127 thousand (R$ 1,305,127 thousand on December 31, 2020); and

(3) It includes the Provision for unearned Provision for unearned premiums for risks not yet issued (PPNG-RVNE) in the amount of R$167,096 thousand, of which R$147,993 thousand for Insurance and R$19,103 thousand for Life and Pension Plans.

b)	Technical provisions by product

	R$ thousand
	Non-Life and Health		Life and Pension Plans (1)		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Health (Health and Dental)	15,039,385	13,906,115	-	-	15,039,385	13,906,115
Non-Life	5,095,215	4,651,935	-	-	5,095,215	4,651,935
Life	-	-	20,899,215	16,186,345	20,899,215	16,186,345
Pension Plans	-	-	245,352,819	244,720,989	245,352,819	244,720,989
Total technical provisions	20,134,600	18,558,050	266,252,034	260,907,334	286,386,634	279,465,384
(1)	Is comprised of the Companies personal and pension insurance operations.

c)       Changes in the insurance and pension technical provisions

(i)	Insurance – Non-Life, Life and Health Insurance

		R$ thousand
	2021	2020
Opening balance on January 1	34,744,396	29,983,376
(-) DPVAT insurance	(2,423)	(559,843)
Subtotal on January 1	34,741,973	29,423,533
Additions, net of reversals	40,447,837	37,778,695
Payment of claims, benefits and redemptions	(36,227,017)	(33,359,738)
Adjustment for inflation and interest	2,072,055	870,195
Constitution of judicial provision	(3,367)	29,288
Subtotal at end of the period	41,031,481	34,741,973
(+) DPVAT insurance	2,334	2,423
Closing balance on December 31	41,033,815	34,744,396

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

(ii)	Insurance – Pension Plans

		R$ thousand
	2021	2020
Opening balance on January 1	244,720,988	238,319,314
Receipt of premiums net of fees	29,021,129	25,979,731
Payment of benefits	(1,331,764)	(1,124,913)
Payment of redemptions	(29,903,661)	(26,326,995)
Adjustment for inflation and interest	10,499,820	11,942,820
Others	(7,653,693)	(4,068,969)
Closing balance on December 31	245,352,819	244,720,988

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

d)	Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension Plans		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Total technical provisions	20,134,600	18,558,050	266,252,034	260,907,334	286,386,634	279,465,384
(-) Portion corresponding to contracted reinsurance	(10,186)	(21,617)	(16,037)	(13,114)	(26,223)	(34,731)
(-) Premiums receivables	(1,774,506)	(1,502,349)	-	-	(1,774,506)	(1,502,349)
(-) Unearned premium provision – Health and dental insurance (1)	(1,849,070)	(1,656,290)	-	-	(1,849,070)	(1,656,290)
Technical provisions to be covered	16,500,838	15,377,794	266,235,997	260,894,220	282,736,835	276,272,014

Investment fund quotas (VGBL and PGBL) (2)	-	-	209,419,706	211,617,915	209,419,706	211,617,915
Investment fund quotas (excluding VGBL and PGBL)	4,354,207	4,367,527	25,661,527	29,465,654	30,015,734	33,833,181
Government securities	14,003,541	13,470,796	34,567,252	29,871,219	48,570,793	43,342,015
Private securities	-	34,580	270,249	79,114	270,249	113,694
Total assets guarantee portfolio (3)	18,357,748	17,872,903	269,918,734	271,033,902	288,276,482	288,906,805

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds “VGBL” and “PGBL” were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

e)	Changes in deferred acquisition cost (insurance assets)

		R$ thousand
	2021	2020
Opening Balance on January 1	1,020,567	983,999
Additions	1,776,681	1,335,881
Amortizations	(1,682,121)	(1,299,313)
Closing balance on December 31	1,115,127	1,020,567

f)	Changes in reinsurance assets

		R$ thousand
	2021	2020
Opening Balance on January 1	87,036	168,225
Additions	23,645	7,795
Amortization and reversal of provisions	-	-
Recovered insurance losses	(39,739)	(55,953)
Reversal/Monetary update	(511)	(37,980)
Other	5,565	4,949
Closing balance on December 31	75,996	87,036

g)	Claim information

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Non-Life – Gross Claims (1)

	R$ thousand
	Year claims were notified
	Up to 2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Dec/21	Total
Amount estimated for the claims:
· In the year after notification	2,859,480	3,348,274	3,224,788	3,914,716	4,398,468	4,109,825	3,749,457	3,448,593	3,300,264	3,082,054	3,948,386
· One year after notification	2,824,610	3,240,688	3,041,662	3,652,423	4,252,020	3,912,436	3,740,543	3,422,386	3,341,699	3,154,485	-
· Two years after notification	2,809,879	3,233,150	3,009,371	3,666,041	4,230,440	3,923,389	3,754,077	3,418,592	3,371,706	-	-
· Three years after notification	2,812,812	3,256,062	3,044,232	3,654,223	4,259,240	3,932,335	3,733,681	3,446,175	-	-	-
· Four years after notification	2,811,587	3,292,376	3,034,096	3,669,148	4,275,645	3,923,772	3,740,923	-	-	-	-
· Five years after notification	2,840,368	3,113,580	3,049,171	3,679,488	4,275,871	3,939,208	-	-	-	-	-
· Six years after notification	2,837,693	3,128,386	3,058,018	3,690,793	4,284,387	-	-	-	-	-	-
· Seven years after notification	2,850,912	3,133,871	3,064,089	3,701,722	-	-	-	-	-	-	-
· Eight years after notification	2,852,787	3,137,466	3,067,073	-	-	-	-	-	-	-	-
· Nine years after notification	2,848,411	3,145,858	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,871,659	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2021)	2,871,659	3,145,858	3,067,073	3,701,722	4,284,387	3,939,208	3,740,923	3,446,175	3,371,706	3,154,485	3,948,386	38,671,582
Payments of claims	(2,844,810)	(3,129,018)	(3,053,346)	(3,671,826)	(4,247,248)	(3,898,133)	(3,706,145)	(3,393,969)	(3,287,981)	(3,046,376)	(3,040,473)	(37,319,325)
Outstanding Claims	26,849	16,840	13,727	29,896	37,139	41,075	34,778	52,206	83,725	108,109	907,913	1,352,257

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Non-Life – Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Up to 2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Dec/21	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	2,653,641	3,022,457	3,021,084	3,738,619	4,044,061	3,960,519	3,710,845	3,410,760	3,281,789	2,345,716	3,938,968
· One year after notification	2,617,957	2,908,173	2,849,909	3,516,057	3,929,714	3,796,535	3,702,199	3,386,329	2,831,845	2,417,343	-
· Two years after notification	2,609,034	2,915,173	2,832,016	3,534,208	3,898,947	3,803,980	3,715,400	3,389,058	2,861,552	-	-
· Three years after notification	2,629,288	2,927,529	2,874,862	3,525,610	3,920,278	3,813,890	3,695,185	3,416,127	-	-	-
· Four years after notification	2,639,629	2,957,403	2,868,888	3,539,001	3,932,723	3,808,429	3,702,598	-	-	-	-
· Five years after notification	2,670,472	2,963,901	2,884,539	3,550,642	3,925,687	3,823,085	-	-	-	-	-
· Six years after notification	2,673,132	2,978,029	2,893,423	3,554,010	3,934,139	-	-	-	-	-	-
· Seven years after notification	2,686,379	2,983,500	2,894,891	3,564,844	-	-	-	-	-	-	-
· Eight years after notification	2,688,317	2,981,996	2,897,755	-	-	-	-	-	-	-	-
· Nine years after notification	2,683,677	2,990,314	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,706,914	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2021)	2,706,914	2,990,314	2,897,755	3,564,844	3,934,139	3,823,085	3,702,598	3,416,127	2,861,552	2,417,343	3,938,968	36,253,639
Payments of claims	(2,680,081)	(2,973,850)	(2,884,072)	(3,535,016)	(3,897,490)	(3,782,804)	(3,667,928)	(3,364,614)	(2,778,153)	(2,309,646)	(3,033,693)	(34,907,347)
Net outstanding unsettled claims	26,833	16,464	13,683	29,828	36,649	40,281	34,670	51,513	83,399	107,697	905,275	1,346,292

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Up to 2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	dec/2021	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	3,844,686	4,257,561	4,326,906	5,069,079	5,459,585	5,453,855	5,248,319	4,848,787	4,768,287	4,136,182	6,576,186
· One year after notification	3,806,221	4,134,444	4,148,519	4,889,217	5,355,503	5,287,974	5,190,160	4,802,426	4,317,355	4,191,160	-
· Two years after notification	3,797,808	4,151,462	4,158,528	4,902,783	5,302,462	5,272,711	5,218,931	4,844,993	4,381,626	-	-
· Three years after notification	3,826,913	4,163,604	4,184,738	4,802,886	5,243,714	5,263,080	5,214,282	4,867,761	-	-	-
· Four years after notification	3,834,708	4,191,766	4,165,035	4,781,938	5,242,728	5,270,597	5,238,992	-	-	-	-
· Five years after notification	3,871,555	4,197,799	4,189,183	4,775,574	5,226,434	5,300,707	-	-	-	-	-
· Six years after notification	3,873,835	4,218,005	4,193,407	4,774,017	5,242,573	-	-	-	-	-	-
· Seven years after notification	3,896,069	4,224,281	4,210,256	4,796,556	-	-	-	-	-	-	-
· Eight years after notification	3,886,942	4,230,263	4,222,636	-	-	-	-	-	-	-	-
· Nine years after notification	3,889,088	4,253,396	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,056,336	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2021)	4,056,336	4,253,396	4,222,636	4,796,556	5,242,573	5,300,707	5,238,992	4,867,761	4,381,626	4,191,160	6,576,186	53,127,929
Payments of claims	(3,865,451)	(4,193,191)	(4,149,687)	(4,696,617)	(5,114,821)	(5,147,056)	(5,046,374)	(4,644,728)	(4,076,712)	(3,805,191)	(5,053,061)	(49,792,889)
Net outstanding unsettled claims	190,885	60,205	72,949	99,939	127,752	153,651	192,618	223,033	304,914	385,969	1,523,125	3,335,040

(1) “Retrocession” R$16,346 thousand,”Reinsurance” R$ 5,965 thousand, “Health” R$3,582,615 thousand, estimate of salvages and redresses in the amount of R$182,205 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(231,240) thousand were not considered in the claims development.

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

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds. Regarding the supplementary pension of employees coming from Lloyds.

Bradesco and its subsidiaries, as sponsors of these plans, considering economic and actuarial studies, calculated their actuarial commitments using the real interest rate and acknowledged in their financial statements the obligation due. The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans:

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Risk factors		On December 31
	2021	2020
Nominal discount rate	3.25% - 8.65% p.a.	3.25% - 7.26% p.a.
Nominal rate of future salary increases	3.25% p.a.	3.25% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.25% p.a.
Initial rate of growth of medical costs	7.38% - 7.90% p.a.	7.38% - 8.41% p.a.
Inflation rate	3.25% p.a.	3.25% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Retirement Benefits		Other post-employment benefits
	Year ended December 31		Year ended December 31
	2021	2020	2021	2020
(i) Projected benefit obligations:
At the beginning of the year	3,182,128	3,065,146	966,430	917,870
Cost of current service	305	546	-	-
Interest cost	215,259	212,033	65,985	66,772
Participant’s contribution	450	556	-	-
Actuarial gain/(loss) (1)	(155,242)	123,504	(146,763)	13,671
Past service cost - plan changes	-	-	-	-
Early elimination of obligations	-	-	(12,023)	-
Benefit paid	(244,231)	(219,657)	(32,511)	(31,883)
At the end of the year	2,998,669	3,182,128	841,118	966,430

(ii) Plan assets at fair value:
At the beginning of the year	2,759,745	2,716,865	-	-
Expected earnings	186,324	187,531	-	-
Actuarial gain/(loss) (1)	(175,560)	59,071	-	-
Contributions received:
Employer	28,025	15,150	-	-
Employees	450	556	-	-
Benefit paid	(244,157)	(219,428)	-	-
At the end of the year	2,554,827	2,759,745	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	310	36,155	-	-
Interest on irrecoverable surplus	29	2,736	-	-
Change in irrecoverable surplus (1)	7,113	(38,581)	-	-
At the end of the year	7,452	310	-	-

(iv) Financed position:
Deficit plans (2)	451,294	422,693	841,118	966,430
Net balance	451,294	422,693	841,118	966,430

(1) In the year ended December 31, 2021, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R$(65.671) thousand, R$ 21,593 thousand in 2020, net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

			R$ thousand
	Years ended December 31
	2021	2020	2019
Projected benefit obligations:
Cost of service	1,325	546	(2,689)
Cost of interest on actuarial obligations	281,184	278,805	282,997
Expected earnings from the assets of the plan	(186,324)	(187,531)	(208,122)
Interest on irrecoverable surplus	29	2,736	4,981
Net cost/(benefit) of the Pension Plans	96,214	94,556	77,167

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

		On December 31 2021 - thousand R$
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	11.06	12.19
2022	258,010	44,629
2023	262,825	46,503
2024	267,545	49,876
2025	271,811	53,346
2026	275,566	57,194
After 2027	1,413,941	343,687

In 2022, contributions to defined-benefit plans are expected to total R$44,695 thousand.

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

The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2021	2020	2021	2020	2021	2020	2021	2020
Asset categories
Equities	10.4%	-	8.9%	3.8%	-	-	13.3%	-
Fixed income	82.7%	91.3%	84.1%	91.9%	84.4%	100.0%	86.7%	100.0%
Real estate	5.0%	5.6%	1.6%	2.6%	-	-	-	-
Other	1.9%	3.1%	5.4%	1.7%	15.6%	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.38% – 8.65% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	6.87% - 8.26%	Increase of 1 b.p.	reduction	(393,887)
Discount rate	4.87% - 6.26%	Decrease of 1 b.p.	increase	470,116
Medical Inflation	8.38% - 9.41%	Increase of 1 b.p.	increase	113,797

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Medical Inflation	6.38% - 7.41%	Decrease of 1 b.p.	reduction	(95,008)

Total expenses related to contributions in the year ended December 31, 2021 were R$994,218 thousand (2020 – R$959,220 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including Health insurance, Dental Care, Life and Personal Accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in the year ended December 31, 2021, R$4,690,045 thousand (2020 – R$4,746,728 thousand).

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

b)	Provisions classified as probable losses and legal obligations – tax and social security

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages (limit of R$ 44 thousand on December 31, 2021)

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

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

The Company is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions for legal obligations have been recorded in full, although there is a good chance of favorable outcome, based on management assessment considering the analysis of an external legal counse. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Company, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,734,993 thousand (on December 31, 2020 – R$2,702,641 thousand): an authorization request to calculate and pay contributions to PIS and COFINS only on the sale of goods/rendering of services (billing), excluding from the calculation base financial income;

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

-	Pension Contributions – R$1,781,022 thousand (on December 31, 2020 - R$1,785,787 thousand): official notifications related to the pension contributions made to private Pension Plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-	IRPJ/CSLL on losses of credits – R$887,913 thousand (on December 31, 2020 - R$1,262.225 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	IRPJ/CSLL on MTM - R$647,878 thousand (in December 31, 2020 - R$635,802 thousand): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

-	PIS and COFINS – R$527,970 thousand (on December 31, 2020 - R$415,785 thousand): seeks to ensure companies the right to collect contributions to PIS and COFINS by the cumulative regime (3.65% rate on sales of goods / installment services);

-	INSS – Contribution to SAT – R$450,289 thousand (on December 31, 2020 - R$440,524 thousand): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Occupational Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

-	INSS Autonomous Brokers – R$343,896 thousand (on December 31, 2020 - R$333,852 thousand): the Bradesco Company is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV	- Changes in other provision

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2019	7,346,067	8,685,793	8,390,085
Adjustment for inflation	960,812	696,997	147,683
Provisions, net of (reversals and write-offs)	663,547	1,609,720	(256,489)
Payments	(2,079,928)	(1,900,089)	(10,167)
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112

Balance on December 31, 2020	6,890,498	9,092,421	8,271,112
Adjustment for inflation	799,803	484,516	176,903
Provisions, net of (reversals and write-offs)	1,044,511	1,734,207	(351,476)
Payments	(2,005,705)	(2,132,673)	(24,502)
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

c)	Contingent liabilities classified as possible losses

The Company maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, classifies the lawsuits according to the expectation of loss, based on management’s assessment considering the analysis of an external legal counsel. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2021, R$7,979,276 thousand (on December 31, 2020 - R$7,222,015 thousand) for civil claims and R$37,556,235 thousand (on December 31, 2020 - R$35,761,167 thousand) for tax proceedings.

The main tax proceedings with this classification are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,708,225 thousand (on December 31, 2020 - R$9,431,944 thousand): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Company;

-	IRPJ and CSLL – 2004 to 2017 – R$7,455,648 thousand (on December 31, 2020 - R$7,251,952 thousand): relating to goodwill amortization being disallowed on the acquisition of investments;

-	COFINS – 2001 to 2005 – R$5,450,794 thousand (on December 31, 2020 - R$5,354,315 thousand): fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-	Social Security Contribution Taxes –2014 to 2021 – R$2,875,747 thousand (on December 31, 2020 – R$2,079,650 thousand): related to food and meal allowance made available to employees, according to the Worker’s Food Program – PAT, through card and not “in natura”;

-	PIS and COFINS notifications and disallowances of compensations – R$1,501,667 thousand (on December 31, 2020 - R$1,444,586 thousand): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-	Leasing companies’ Tax on Services of any Nature (ISSQN) – R$1,466,305 thousand (on December 31, 2020 - R$2,485,745 thousand): which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected. The reduction in the amount was due to the adhesion to the Incentive Installment Program of the Municipality of São Paulo - PPI in October 2021;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,168,741 thousand (on December 31, 2020 - R$848,605 thousand): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-	IRPJ and CSLL deficiency note – 2008 to 2016 – R$875,658 thousand (on December 31, 2020 - R$834,272 thousand): relating to disallowance of expenses with credit losses;

-	IRPJ and CSLL deficiency note – 2008 to 2013 – R$686,308 thousand (on December 31, 2020 - R$649,441 thousand): relating to profit of subsidiaries based overseas; and

-	PLR – Profit Sharing Program – 2009 to 2011 – R$507,915 thousand (on December 31, 2020 – R$463,501 thousand): notifications for requirement of social security contribution on

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

amounts paid to employees as profit sharing program, allegedly not complying with the rules contained in Law No. 10,101/00 originating from acquired businesses.

d)	As a result of the so-called "Operation Zelotes", related to the possible improper performance of members of CARF - Administrative Council of Tax Appeals, there is a criminal proceeding initiated in 2016 against two former members of Bradesco's Board of Executive Officers, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District. The process has already had its instruction phase closed, and the judgment of the first instance is awaited. Bradesco is not a party to this process.

The Company's Management conducted a internal evaluation of the records and documents related to the matter and found no evidence of any irregular conduct practiced by their former representatives.

As a result of Operation Zelotes, the Internal Affairs Department of the Ministry of Finance promoted an administrative investigative procedure to verify the need to initiate an Administrative Accountability Proceeding (“PAR”). On February 3, 2020, the decision to file the aforementioned procedure was published in Section 2 of the Federal Official Gazette. The decision rendered by the Corregidor of the Ministry of Economy fully accepted the Final Report of the Processing Commission, the Opinion of the Attorney General's Office of the National Treasury and the Joint Dispatch of the General Management and Administration Coordination and the Head of the Advisory and Judgment Division, which expressly consecrated the acknowledgment of the inexistence of proof that Bradesco has promised, offered, given, directly or indirectly, an undue advantage to public agents involved in said operation, under the terms provided for in art. 5, item I, of Law No. 12,846 of 2013.

37)       OTHER LIABILITIES

		R$ thousand
	On December 31, 2021	On December 31, 2020
Financial liabilities	86,407,304	75,528,047
Credit card transactions (1)	27,368,218	23,522,792
Foreign exchange transactions (2)	36,784,241	26,365,058
Loan assignment obligations	5,199,819	6,098,991
Capitalization bonds	8,400,640	8,570,919
Securities trading	3,992,900	5,877,144
Lease liabilities (Note 37a)	4,661,486	5,093,143

Other liabilities	35,683,882	39,515,233
Third party funds in transit (3)	7,831,919	7,873,642
Provision for payments	9,065,571	7,876,749
Sundry creditors	4,389,071	4,435,990
Social and statutory	504,418	3,747,682
Other taxes payable	2,535,903	2,257,376
Liabilities for acquisition of assets and rights	1,375,489	1,582,134
Other	9,981,511	11,741,660
Total	122,091,186	115,043,280
(1)	It refers to amounts payable to merchants;
(2)	Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3)	Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)	Lease liabilities

R$ thousand
Opening balance on January 1, 2020	5,724,960
Remeasurement and new contracts	622,085
Payments	(1,797,408)

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

R$ thousand
Appropriation of financial charges	476,215
Exchange variation	67,291
Closing balance on December 31, 2020	5,093,143

Opening balance on January 1, 2021	5,093,143
Remeasurement and new contracts	776,400
Payments	(1,685,513)
Appropriation of financial charges	462,399
Exchange variation	15,057
Closing balance on December 31, 2021	4,661,486

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2021 is divided as follows: R$977,027 thousand up to one year (R$942,039 thousand up to 1 year in 2020), R$3,329,764 thousand between 1 and 5 years (R$2,760,546 thousand between one to five years in 2020) and R$828,633 thousand over 5 years (R$1,575,473 thousand for more than five years as of December 31, 2020).

Impacts on the statement of income

The impact on the income for 2021 was: “Expenses of depreciation” – R$725,690 thousand (R$839,177 thousand in 2020), “Interest and similar expenses” – R$462,399 thousand (R$476,215 thousand in 2020) and “Expenses of the foreign exchange variation” – R$15,057 thousand (R$67,291 thousand in 2020), totaling R$1,203,146 thousand in expenses (R$1,304,678 thousand in 2020).

Expenses for 2021 with short-term contracts were R$1,440 thousand (R$1,695 thousand in 2020).

38)       SHAREHOLDERS’ EQUITY

a)	Capital and shareholders’ rights

i.	Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2021	On December 31, 2020

Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	9,719,079,572	8,870,212,686
Treasury (common shares) (1)	(17,493,900)	(7,307,259)
Treasury (preferred shares) (1)	(12,051,100)	(27,378,542)
Total outstanding shares	9,689,534,572	8,835,526,885

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

ii.	Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares	(17,493,900)	(12,051,100)	(29,545,000)
Number of outstanding shares on December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572
(1)	It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

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

In the Special Shareholders’ Meeting held on March 10, 2021, the Board of Directors’ proposal to increase the share capital by R$4,000,000 thousand was approved, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in accordance with the provisions in Article 169 of Law No. 6,404/76, with the issuance of 883,552,687 new registered-book-entry shares, with no par value, being 442,779,931 common and 440,752,756 preferred shares, which were attributed free of charge to shareholders in the proportion of 1 new share for every 10 shares of the same type that they held on the base date.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

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

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Company’s paid-in capital share amount.

c)	Interest on shareholders’ equity/Dividends

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers ‘proposal for payment of complementary interest on shareholders’ equity for the year of 2019 was approved, in the amount of R$4,245,000 thousand, of which R$0.503379600 per common share and R$0.553717560 per preferred share, payment of which was made on December 30, 2019.

In a meeting of the Board of Directors on December 16, 2020, the proposal of the Board of Executive Officers was approved for payment to shareholders of supplementary interest on shareholders’ equity related to the fiscal year of 2020, to the value of R$3,502,000 thousand, of which R$0.377521225 was offered per common share and R$0.415273347, per preferred share, whose payment will be made on January 7, 2021.

In a meeting of the Board of Directors on June 22, 2021, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on equity, related to the first half of 2021, amounting to R$5,000,000 thousand, which equates to R$0.490007301 per common share and R$0.53008031 per preferred share, payment of which was made on July 12, 2021.

In a meeting of the Board of Directors on December 9, 2021, the Board of Directors’ proposal was approved for the payment to shareholders of supplementary dividends and interest on equity, related to the second half of 2021, of R$2,200,000 thousand, in which there were dividends of R$2,000,000 thousand, R$0.196595372 per common share and R$0.216254909 per preferred share and interest on equity of R$200,000 thousand, R$0.019659537 per common share and R$0.021625491, payment of which was made on December 30, 2021.

As of December 31, 2021, Bradesco held in treasury 17,493,900 common shares and 12,051,100 preferred shares for a total amount of R$666,702 thousand. The minimum, average and maximum cost per common share is R$17.94, R$21.07 and R$24.28, and per preferred share is R$20.88, R$24.73 and R$28.31, respectively.

Interest on shareholders’ equity/dividends were paid or recognized in provisions, as follows:

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Description	R$
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,861,951	279,293	1,582,658
Supplementary interest on shareholders´ equity paid	0.397359	0.437094	3,686,020	552,903	3,133,117
Cumulative total on December 31, 2020	0.604357	0.664792	5,547,971	832,196	4,715,775

Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,040,090	306,013	1,734,077
Intermediary interest on shareholders’ equity paid	0.490007	0.539008	5,000,000	750,000	4,250,000
Supplementary interest on shareholders´ equity paid	0.01966	0.021625	200,000	30,000	170,000
Supplementary dividends paid	0.196595	0.216255	2,000,000	-	2,000,000
Cumulative total on December 31, 2021	0.913260	1.004586	9,240,090	1,086,013	8,154,077

d)    Shares in treasury

In the Special Shareholders’ Meeting held on March 10, 2021, the cancellation of all shares held in treasury issued by the Company, acquired through a share buyback program was approved, consisting of 34,685,801 nominative-book entry shares, with no nominal value, in which there are 7,307,259 common shares and 27,378,542 preferred shares, with no reduction in the share capital, approved by the Central Bank of Brazil, on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the share buyback program of its own issue to remain in treasury and subsequent disposal or cancellation, currently in force, approved on December 23, 2020, authorizing the acquisition of up to 15,000,000 shares and institued a new buyback program (“new program”) authorizing Bradesco’s Board of Directors to acquire, in the period from April 26, 2021 to April 26, 2022, up to 97,190,795 nominative-book entry shares, with no nominal value, up to 48,705,792 common shares and up to 48,485,003 preferred shares.

On December 31, 2021, 17,493,900 common shares and 12,051,100 preferred shares remained in treasury, amounting to R$666,702 thousand. The minimum, average and maximum cost per common share is R$17.94, R$21.07 and R$24.28 and per preferred share is R$20.88, R$24.73 and R$28.31, respectively. The market value of these shares, on December 31, 2021, was R$16.19 per common share and R$19.21 per preferred share.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

39)       TRANSACTIONS WITH RELATED PARTIES

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Company has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousand
	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Assets
Loans and advances to banks	-	-	431,132	186,504	-	-	431,132	186,504
Securities and derivative financial instruments	113,137	62,326	246,293	649,932	-	-	359,430	712,258
Loans and other assets	11	16	127,391	334,746	186,714	119,659	314,116	454,421
Liabilities
Customer and financial institution resources	3,449,443	2,129,974	739,151	677,839	296,736	143,815	4,485,330	2,951,628
Securities and subordinated debt securities	14,179,462	11,480,275	-	-	763,057	702,417	14,942,519	12,182,692
Derivative financial instruments	-	32,219	34,815	-	-	-	34,815	32,219
Other liabilities (4)	54,732	1,195,928	12,285,329	10,808,025	30,737	18,594	12,370,798	12,022,547

								R$ thousand
	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	Accrued on December 31
	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and expenses
Net interest income	(789,018)	(448,376)	(37,812)	(181,754)	(44,837)	(45,003)	(871,667)	(675,133)
Income from services provided	159	109	103,150	98,556	145	119	103,454	98,784
Other expenses net of other operating revenues	64,417	58,434	(1,687,257)	(1,644,088)	118,348	89,582	(1,504,492)	(1,496,072)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
a)	Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•	The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2021, the maximum amount of R$892,614 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$522,000 thousand to cover supplementary pension plan defined contributions.

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

Short-term benefits for Management

			R$ thousand
	Year ended December 31
	2021	2020	2019
Salaries	892,580	534,696	852,862
Total	892,580	534,696	852,862

Post-employment benefits

			R$ thousand
	Year ended December 31
	2021	2020	2019
Defined contribution supplementary Pension Plans	516,118	513,082	468,079
Total	516,118	513,082	468,079

The Company has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b)	Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

Direct ownership	On December 31, 2021	On December 31, 2020

Common shares	0.33%	0.53%
Preferred shares	0.80%	0.91%
Total shares (1)	0.57%	0.72%
(1)	On December 31, 2021, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares (on December 31, 2020 – 2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares).

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

40)       OFF-BALANCE SHEET COMMITMENTS

The table below summarizes the total risk represented by off-balance sheet commitments:

		R$ thousand
	On December 31, 2021	On December 31, 2020
Commitments to extend credit (1)	309,104,025	254,897,024
Financial guarantees (2)	83,467,093	80,236,602
Letters of credit for imports	1,233,034	1,056,613
Total	393,804,152	336,190,239
(1)	It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2)	It refers to guarantees mostly provided for Corporate customers.

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

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

41)       NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

Standards, amendments and interpretations of new standards for the year ended December 31, 2021

•	IFRS 16 – Leases – Rental concessions related to Covid-19 beyond June 30, 2021.This is a practical expedient that allows tenants not to consider as an amendment to the contract, those leases that they receive as concession, due to the Covid-19 pandemic. The Company has opted not to use the practical expedient, therefore, there was no impact on the Financial Statements.

Reform in the interest rates used as market references (IBOR) – Phase II. Impacts on IFRS 4 – Insurance Contracts, IFRS 7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement Disclosures. The main changes were: (i) permission to replace the effective interest rate of financial instruments by a compatible rate, without derecognizing the operation, provided that it is a consequence of the reform; (ii) Recognition as a result of the ineffective portion of hedge accounting, due to the e

d of the exemptions provided for in Phase I of the project. These changes are effective for years beginning on January 1, 2021. No impacts on the Company were identified.

Standards, amendments and interpretation of standards applicable to future periods

•	IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to “the contractual margin of the service) is recognized over the term of the contracted coverage. The general model is planned to be applied to long-term portfolios. As a variation of the general model the variable rate model (VFA) is presented, which follows the same principles of the general model, however it is changed to measure profits on investments, this model will be applied to the PGBL and VGBL pension portfolios. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. The simplified model will be applied to the portfolios of Non-Life, Health insurance and short-term Life products. This information provides a basis for users of financial statements to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company’s cash flows. In addition, an amendment to IFRS 17 transition requirements was published, which deals with an option for Insurance entities to provide comparative information on financial assets in order to avoid possible temporary financial mismatches between financial assets and liabilities of insurance contracts, since IFRS 17 and IFRS 9 have different transition requirements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. The Company is in the process of implementing the standard, currently evaluating the impacts of transition in each of its portfolios.

•	Amendments to IAS 1 – Presentation of the Financial Statements. The amendments aim to improve accounting policy disclosures so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies, rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

•	Amendments to IAS 8 – Accounting Policies, Change of Estimates Error Correction. Entities should distinguish the differences between amendments in accounting policies and amendments in accounting estimates. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

•	Amendments to IAS 12 – Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to leasing operations and closing obligations, for example. With the amendments, entities will no longer be entitled to exemption and will be obliged to recognize the deferred tax on such transactions. The changes will be effective for annual periods beginning on or after January 1, 2023. The Company is in the process of assessing impacts.

42)       OTHER INFORMATION

1.	Since March 11, 2020 the World Health Company (WHO) declared Covid-19, which originated in China at the end of 2019 and spread throughout the world through different variants, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The Covid-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as changing the interest rate, the National Monetary Council and the Federal Government approved, in extraordinary meetings, various measures to help the Brazilian economy tackle the adverse effects caused by the virus.

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

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	Financial instruments: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;

•	Loans: there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in migration between the credit ratings and, consequently, a higher level provisioning;

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
•	Deferred tax assets: whose recoverability depends on future taxable income, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the “Life” segment and a higher frequency of claims from “Health” policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as we may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

In-person return to work is taking place gradually in the administrative areas and, regardless of the work model, by a medical team.

One of the main objectives of risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the Covid-19 pandemic and will make every effort to maintain the fullness of operations, the services to the population, and the stability of the national financial system.

Bradesco offer of emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals, up to the date of approval of these financial statements, were individually immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since, part of the impact of the pandemic is already reflected in the level of provisioning, however, its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of operations.

2.	The recent conflict between Russia and Ukraine has caused the United States government, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia besides threatening with additional sanctions and controls. These measures have impacted energy, oil and other commodities prices and have consequently caused instability and volatility in the economies and markets in general. These conditions can affect the global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation. So far, no relevant direct impacts have been identified.

3.	On July 29, 2020, Law No. 14.031 was enacted, a portion determined that, as of the 2021 financial year, an exchange rate assessment of the foreign investment risk abroad of coverage with financial institutions (hedge) carried out by financial institutions and authorized to operate by the Central Bank of Brazil in a controlled company, affiliate, branch, branch or agency domiciled abroad, registered in

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
each year, which must be computed in the determination of the income tax and social contribution tax base. Net profit of the investing company domiciled in the country, in proportion: i) 50%, in the 2021 fiscal year; and 100%, from the year 2022.

4.	On February 25, 2022, Banco Bradesco SA (“Bradesco”), through its subsidiary Bradescard Elo Participações SA, it consummated the transaction with BB Elo Cartões Participações SA, subsidiary of Banco do Brasil SA, for the purchase of 49.99% interest in Banco Digio SA (“Digio”), for the amount of R$645 million. Bradesco now holds, indirectly, 100% of the capital stock of Digi. This transaction is in line with Bradesco's strategy of investing in digital companies, complementing its operations in a diversified way and reaching different audiences, with different models.

5.	On January 18, 2022, Bradesco announced to the market, the issuance of its first Sustainable Bond linked to socio-environmental criteria, worth US$500 million, as a sustainable international funding of senior debt, with a 60-month term and a coupon of 4.375% per annum.

6.	On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 46 years, especially to non-resident high net worth Individuals.

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

On October 8, 2020, all regulatory authorizations were granted for the acquisition of 100% of the share capital of BAC Florida Bank by Bradesco.

Upon completion of the acquisition, on October 30, 2020, Bradesco:

•	assumed the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its high net worth customers (Prime) and Private Bank, in addition to other banking services, such as checking accounts, credit card and real estate financing; and
•	this transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional customers.

We present below, the composition of the values of acquisition of BAC Florida and its subsidiaries and goodwill in the acquisition of shares as determined:

R$ thousand
Payment to BAC Florida	3,161,724
Total cost of acquisition	3,161,724
- Fair value of net assets acquired (provisional amount) (1)	1,595,336
- Identifiable intangible assets	1,003,266
- Goodwill on the acquisition of shares	563,122
(1)	Adjustment of provisions for expected losses, in accordance with IFRS 9 and lease agreements, in accordance with IFRS 16.

Bradesco hired a specialized and independent company to conduct the study of the purchase price allocation (“PPA”), for the initial allocation of the fair value of the assets acquired and liabilities assumed by BAC Florida.

We present the amounts for the assets and liabilities acquired on October 30, 2020 base date of the acquisition:

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

R$ thousand
BAC Florida Bank

Assets
Cash and due from banks	2,385,237
Securities and derivative financial instruments	1,158,008
Loans	9,337,171
Property and equipment	39,779
Intangibles	13,073
Other assets	408,724
Total assets	13,341,992

Liabilities
Deposits from customers	10,951,685
Other liabilities	794,971
Shareholders’ equity	1,595,336
Total	13,341,992

The following intangible assets of defined useful life not recognized in BAC Florida Bank’s individual financial statement and goodwill were recognized in the consolidated financial statements.

Intangibles not recognized in the financial statement	R$ thousand	Life Cycle - months	Approach
Relationship with customers	209,690	204	Income approach - MEEM
Core deposits (1)	484,144	215	Income approach
Licenses	309,432	60	Market approach
Goodwill	563,122	Undefined
Total	1,566,388
(1)	Considering the characteristics of BAC's deposit portfolio, it was observed that there is funding remunerated at rates lower than the average cost of funding from similar financial institutions. Thus, it was understood that there is no restriction for the use of these funds in credit operations, thus identifying the existence of intangible assets.

On December 31, 2021, the impairment test was performed considering the following assumptions:

•       For the calculation of the economic value, budgetary projections of five years were used;

•       For the calculation of the value of perpetuity, the cash flow generated in the last year was considered and the growth rate in perpetuity was 4.24% per annum: inflation of 2.20% and real growth of 2% per annum; and

•       The nominal discount rate used was 8.93% per annum.

No loss was identified, since the calculated recoverable value is greater than the accounting value.

