Form 20-F
period 2022-12-31
BANK BRADESCO
filed 2023-04-28
CIK 1160330

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

(Address of principal executive offices)

Carlos Wagner Firetti (Investor Relations and Controllership Officer)

E-mail: carlos.firetti@bradesco.com.br

Telephone: +55 11 2194-0922

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022:

5,330,304,681	Common Shares, without par value
5,311,865,547	Preferred Shares, without par value

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and emerging growth company” in Rule 12b 2 of the Exchange Act:

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act).☐ Yes ☒ No

2 – Form 20-F 2022 | Bradesco

3 – Form 20-F 2022 | Bradesco

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Bradesco”, the “Company”, the “Bank”, the “Bradesco Group”, “we”, the “Organization”, “our” and “us” refer to Banco Bradesco S.A. and, unless otherwise indicated, we are referring to its consolidated subsidiaries.

All references herein to “real”, “reais” or “R$” refer to the Brazilian Real, the official currency of Brazil. References herein to “U.S. dollars”, “dollar” and “US$” refer to United States dollars, the official currency of the United States of America (USA).

Our audited consolidated statement of financial position as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, which are included under “Item 18. Financial Statements” of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

4 – Form 20-F 2022 | Bradesco

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, many significant factors that could cause our financial condition and operating results to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•	the current instability in Brazilian macroeconomic conditions, together with the related political, economic and business uncertainties;
•	global economic conditions and any disruptions and volatility in the global financial markets, including as a result of the military conflict between Russia and Ukraine and its impacts on the global economy;
•	inflation, depreciation or appreciation of the real, and/or interest rate fluctuations, which may adversely affect our margins;
•	risks of lending, credit, investments and our activities;
•	our level of capitalization;
•	cost and availability of funding;
•	increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;
•	customer losses or losses of other sources of revenues;
•	our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;
•	the effectiveness of our risk management policies;
•	increases in compulsory deposits and reserve requirements;
•	our revenues from new products and businesses;
•	adverse legal or regulatory disputes or proceedings;
•	incorrect pricing methodologies for insurance, pension plan and capitalization bond products and inadequate technical provisions for insurance and pension plans;
•	competitive conditions in the banking, financial services, credit card services, asset management and insurance sectors and related industries;
•	any failures in, or breaches of, our operational, security or technology systems and any failure to protect personal data;
•	effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues;
•	the fair value of securities, particularly Brazilian government securities;
•	the economic effects and duration of the coronavirus (COVID-19) pandemic, including new strains;
•	global force majeure events, such as the COVID-19 pandemic, other pandemics or similar diseases, and our ability to, in a timely and efficient manner, anticipate and respond to, or reduce the impacts of such events on our business, operations, cash flow, prospects, liquidity and financial condition; and
5 – Form 20-F 2022 | Bradesco

•	changes in laws and regulations, including by the Central Bank of Brazil, applicable to us and our activities, and including, among others, those affecting tax matters.

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

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

In light of the complexity of our business and the range of products and services offered to our clients in all segments of the market, we are exposed to various types of risks. In this section, we present the material risks that may affect our activities or our shares and ADSs.

Summary of risk factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, operating results or financial condition could be harmed if any of these risks materialize.

6 – Form 20-F 2022 | Bradesco

Summary of risks relating to Brazil

•	The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.
•	Persistent high inflation can affect our revenues and our ability to access foreign financial markets.
•	Changes in the base interest rate (SELIC) by the Central Bank of Brazil may materially adversely affect our margins and operating results.
•	The low growth rate of the Brazilian economy may adversely affect us.
•	Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.
•	Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.
•	Changes in taxes and other fiscal assessments may adversely affect us.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the Covid-19 pandemic, which had a significant impact on our 2021 and 2020 results.
•	Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.
•	The increase in international interest rates could adversely impact global economic or market conditions.
•	Certain reference rates, including EURIBOR, may be discontinued or reformed in the future, and there may be risks associated with this discontinuation.
•	Conflicts and other geopolitical developments may affect risk appetite and commodity prices, and constitute an important risk for the global economic scenario.

Summary of risks relating to us and the Brazilian banking industry

•	Losses on our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.
•	Our trading activities and derivative transactions may cause material financial losses.
•	We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.
•	We may incur losses associated with counterparty risk exposure.
•	We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.
•	We may incur losses due to impairment of goodwill from acquired businesses.
•	A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position.
•	Adverse conditions in the global credit and capital markets, as well as the value and/or perception of the value of Brazilian government securities, may adversely affect our ability to access funding in a cost-effective and/or timely manner.
7 – Form 20-F 2022 | Bradesco

•	Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.
•	Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.
•	Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related provisions may have an adverse effect on us.
•	We are responsible for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.
•	A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.
•	The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us.
•	We may be subject to negative consequences in the event of an adverse judgment in the judicial proceedings related to Operation Zelotes.
•	Financial institutions, such as us, may be subject to legal proceedings arising due to certain actions by third parties related to corruption, money laundering and terrorism financing (ML/TF).
•	Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.
•	We may suffer losses due to employee misconduct.
•	The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.
•	We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	The Brazilian Constitution previously established a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our operating results may be adversely affected.
•	Any substantial increase or decrease in the interest rate ceiling could have a material effect on our financial condition, our results of operations or on the prospects of financial institutions based in Brazil, including us.
•	We may incur penalties in case of non-compliance with data protection laws.
•	The Brazilian Supreme Court (STF) and Brazilian Superior Court of Justice (STJ) are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses.
•	As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.
•	We may be unable to collect payments due from payroll deductible loans.
•	The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.
•	Potential need for financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	Funding for large projects carried out by clients may result in negative socio-environmental impacts which, in turn, could negatively affect our results and reputation.
•	Climate change may have adverse effects on our business.
8 – Form 20-F 2022 | Bradesco

•	Damage to our reputation could harm our business and outlook.
•	We may make non-optimal business decisions due to flawed/deficient models, or inappropriate use.

Summary of risks relating to our risk management and other risks

•	Our risk management structure may not be fully effective.
•	A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

Summary of risks relating to our shares and ADSs

•	The Deposit Agreements governing the ADSs provide that holders of these ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are practical limitations on any ability to vote we may give such holders.
•	Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.
•	The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.
•	If we do not pay dividends to holders of our common shares and preferred shares, no dividends will be paid to holders of ADSs.
•	As an ADS holder you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions.
•	It may be difficult to bring civil liability causes against us or our directors and executive officers outside of Brazil.
•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.
•	The payments on the ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (FATCA).
•	You may be unable to exercise preemptive rights relating to our shares.
•	If you exchange your ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Risks relating to Brazil

3.D.10 Macroeconomic risks

We continually monitor the macroeconomic risks that may materially impact our business, financial condition and operating results. These risks are assessed by processes carried out in line with our governance structure.

9 – Form 20-F 2022 | Bradesco

3.D.10.01 Domestic environment

3.D.10.01-01 The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Investing in emerging market countries such as Brazil carries economic risks. Volatility in Latin American and other emerging market economies has been caused by many different factors, including high interest rates, changes in currency values, high levels of inflation, exchange controls, wage and price controls, changes in economic or tax policies, the imposition of trade barriers, and internal security issues. Any of these factors may adversely affect the value of our shares and ADSs.

Abrupt changes in monetary or fiscal policies, which are not justified by changes in the economic scenario, can generate uncertainties about economic policy, leading to the deterioration of expectations, amplifying volatility and negatively impacting the prices of domestic assets. Accordingly, economic policies and signals that are credible and transparent tend to keep macroeconomic volatility at low levels.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad. Uncertainties about economic policies, especially fiscal policies, can generate negative impacts on the prices of domestic assets, such as currency depreciation, increase in long-term interest rates and inflation and volatility of stock exchanges. In addition, uncertainties about the economic policies that the Brazilian government may adopt may influence market perception of risk of foreign investment in Brazil, which in turn may adversely affect the market value of our shares and ADSs.

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

Uncertainty regarding economic and fiscal policies and the legal framework can harm the Brazilian economy and, consequently, our business, operating results and financial condition.

3.D.10.01-02 Persistent high inflation can affect our revenues and our ability to access foreign financial markets.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have had significant negative effects on the Brazilian economy and have contributed to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

Current economic policy in Brazil is premised on a monetary regime under the supervision of the Central Bank of Brazil in order to ensure that the effective rate of inflation stays in line with a predetermined and previously announced target. Nonetheless, Brazil’s rates of inflation reached 5.79% during 2022, 10.06% during 2021 and 4.5% during 2020, as measured by the Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA).

Inflation and government measures to combat inflation, along with speculation about possible future governmental measures, have had, and are expected to continue to have, significant negative effects on the Brazilian economy, including heightened volatility in the Brazilian securities market. In addition, measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and limiting economic growth. On the other hand, these policies may be incapable of preventing increases in the inflation rate. Further, the absence of such policies may trigger increases in inflation and thereby adversely affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our clients to offset the effects of inflation on our cost structure, which may adversely affect us and our operating results.

10 – Form 20-F 2022 | Bradesco

The shocks on inflation and the strong recovery of demand during 2021 led the Central Bank of Brazil to initiate a monetary tightening process, which led to an increase in the SELIC rate (Sistema Especial de Liquidação e Custódia – Special System for Settlement and Custody), which was 13.75% on March 31, 2023. Inflation in Brazil has been showing signs of a gradual reduction, which, according to our forecasts, should lead the Central Bank of Brazil to start a process of cutting interest rates at the end of 2023.

The effects of persistent high inflation and policies to contain it can affect our costs and net margins and if investor confidence falls, the price of our shares and ADSs may decrease. Inflationary pressures may also affect our ability to access foreign financial markets, while public policies to reduce inflation may have an adverse effect on our business, financial condition, operating results and the market price of our shares and ADSs.

3.D.10.01-03 Changes in the base interest rate (SELIC) by the Central Bank of Brazil may materially adversely affect our margins and operating results.

The economic impacts of the Covid-19 pandemic created conditions for the Central Bank of Brazil to reduce the SELIC rate in 2020 to its lowest level in history, leveraging other actions of stimulus, tax and credit. This movement was possible due to a combination of risks including severe recession, anchoring of inflation expectations and the adoption of monetary stimulus, in Brazil and in the world, in view of the expectations of an unprecedented crisis. The SELIC rate closed in 2019 at 4.5% and was reduced to 2.0% in August 2020.

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

As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that have resulted in Brazil’s interest rates being among the highest in the world. The Central Bank of Brazil sets the base interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. During recent years there has been significant volatility in the SELIC rate, which ranged from 14.25% on December 31, 2015, to 2.00% on August 20, 2020. As of December 31, 2021, the SELIC rate was 9.25%. Subsequently, the rate was gradually increased to 13.75%, where it remains as of the date of this annual report.

Increases in the SELIC rate set by the COPOM (Monetary Policy Committee) may have an adverse effect on us by reducing the demand for our credit and increasing our funding costs, internal debt expenses and the risk of default by clients. Reductions in the SELIC rate may also have an adverse effect on us by reducing the interest income we earn on our interest-earning assets and reducing our revenues and margins.

3.D.10.01-04 The low growth rate of the Brazilian economy may adversely affect us.

Brazil showed signs of incipient recovery from a recent prolonged economic recession at the beginning of 2020, when the serious economic consequences of the Covid-19 pandemic pushed the economy back into recession, with weaknesses and material imbalances continuing to threaten the macroeconomic stability and the future prospects of the Brazilian economy. The persistence or intensification of the economic crisis in Brazil and the uncertainty about whether the Brazilian government is prepared and willing to implement changes to policies or regulations to address the current economic challenges may affect us adversely. The uncertainty about whether the Brazilian government will implement changes in policies and regulations may be aggravated by uncertainty regarding the prospects for the economic policy.

11 – Form 20-F 2022 | Bradesco

After suffering the severe effects of the Covid-19 pandemic in 2020, the Brazilian economy showed a strong recovery in 2021, in response to fiscal, monetary and credit stimuli promoted by the Brazilian government. However, we expect uncertainties related to the trajectory of public accounts and the delayed effects of monetary tightening carried out over the last year could negatively impact pace of the growth of economic activity. Accordingly, the persistence of low Brazilian economic growth and the risks of new recessive cycles may negatively affect our operations and revenues.

3.D.10.01-05 Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees, by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares and ADSs.

3.D.10.01-06 Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government’s ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and the results of our operations, which may affect the market value of our shares and ADSs.

3.D.10.01-07 Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our clients are subject. Such reforms include changes in the tax rates and, occasionally, the enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these possible changes and any other changes that may result from the enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that, once implemented, any of these reforms will not have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

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

Moreover, in February 2023, the STF issued a decision recognizing that final and unappealable decisions with respect to a certain taxpayer cannot prevail over subsequent decisions made by the STF that apply to all taxpayers. As of the date of this annual report, the above decision has not had any impact on us.

We cannot guarantee that the Brazilian government will not implement a tax reform or changes in the applicable laws and regulations, changing the tax system to which we are currently subject, nor that any tax incentives will be maintained or renewed under favorable conditions for us. If these changes, directly or indirectly, increase the tax burden owed by us, our gross margin may decrease and, consequently, adversely impact our business and operating results.

12 – Form 20-F 2022 | Bradesco

The Brazilian Congress is currently discussing a proposal for the reform of the Brazilian tax system, which proposes, among other matters, the taxation of dividend distributions and the termination of interest on equity, for example. The approval of this tax reform may result in an increased tax burden and directly impact our results and business.

3.D.10.01-08 Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the Covid-19 pandemic, which had a significant impact on our 2021 and 2020 results.

The outbreak of communicable diseases, such as the outbreak of the Covid-19 pandemic on a global scale, which began in December 2019 and was declared a pandemic by the World Health Organization on March 11, 2020, may affect investment decisions and may result in sporadic volatility in the international and/or Brazilian markets. Such outbreaks may result in, and, in the case of the Covid-19 pandemic, has resulted in, at different levels, the adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the closure of private establishments and public offices, interruptions to the supply chain, reduction of consumption in general by the population and volatility in the price of raw materials and other inputs.

In addition, governments have acted on a global scale with increased intervention in their economies, including through regulations and public spending, in order to mitigate the economic impacts caused by the Covid-19 pandemic.

The outbreak of epidemics, natural disasters and other catastrophes may have, or, in the case of the Covid-19 pandemic, has had, a negative and significant effect on the global and Brazilian economy, resulting in the following factors:

•	Reduction in the level of economic activity;
•	Currency devaluation and volatility;
•	Increase in the fiscal deficit and reduced capacity of the Brazilian government to make investments and payments and to contract services or acquire goods;
•	Decrease in the liquidity available in the international and/or Brazilian market; and
•	Delays in judicial, arbitral and/or administrative proceedings in Brazil, especially in those which are not electronic.

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

As of the date of this annual report, we cannot guarantee the duration, future impacts or measures of the Covid-19 pandemic or other communicable diseases, nor the accuracy of our evaluation of the actual and potential impacts of, or of the extent of losses resulting from, the Covid-19 or other communicable diseases. This could impact our operations and financial condition. Further, our operations may be adversely impacted by the emergence of novel strains of Covid-19 and setbacks in the rollout of vaccination programs or measures necessary to contain it or other communicable diseases.

In addition, we cannot guarantee that other regional and/or global outbreaks of communicable diseases will not occur, and if they do occur, we cannot assure that we will be able to prevent a negative impact on our business and financial results.

13 – Form 20-F 2022 | Bradesco

3.D.10.02 External Environment

3.D.10.02-01 Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a reflection of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real once again devalued against the U.S. dollar, which was intensified in 2020 and 2021 because of the increased global aversion to risk, due to the Covid-19 pandemic. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with debt indexed to and / or denominated in U.S. dollars.

If the Brazilian currency devalues or depreciates, we may incur losses on our monetary liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency, and experience gains on our monetary assets denominated in or indexed to foreign currencies, since these liabilities and assets are converted into reais using the foreign exchange rate at the reporting date. Consequently, if our monetary liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our operating results, and the market value of our shares and ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our loan operations depend significantly on our ability to match the cost of funds indexed to the U.S. dollar with the rates charged to our clients. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract clients on these terms or to charge rates pegged to the U.S. dollar.

The Brazilian currency recovered part of the losses of the previous years in the first months of 2022, mainly because of rising domestic interest rates and higher international commodity prices. However, in the second quarter of 2022, there was a strong depreciation in the real /U.S. dollar exchange rate due to the deterioration in the fiscal debate and the approval of PEC 1/2022, which approved the incurrence of certain new expenses by the Brazilian government. As of 2023, the real/ U.S. dollar exchange rate has been fluctuating around US$5.25.

If the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our liabilities denominated in or indexed to foreign currencies, as these liabilities and assets are converted into reais using the foreign exchange rate at the reporting date. Therefore, if our monetary assets denominated in or indexed to foreign currencies significantly exceed our monetary liabilities denominated in or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency may materially and adversely affect our operating results, even if the value of monetary assets has not changed in their original currency.

3.D.10.02-02 The increase in international interest rates could adversely impact global economic or market conditions.

The speed of recovery of the global economy and the rise in inflation in several developed economies have led the authorities of these countries to begin reversing the strong stimulating policies implemented during the Covid-19 pandemic.

The Bank of England has already started a cycle of interest rate hikes, and, as expected by the market, the United States Federal Reserve (Fed) started to increase interest rates in 2022. Inflation is higher than the target of 2% (consumer inflation measured by the CPI of the U.S. closed at 7.0% in 2021 – the highest level since 1982 – and 6.5% in 2022), and unemployment is close to pre-pandemic levels in the U.S.

14 – Form 20-F 2022 | Bradesco

Persistence of global inflation at high levels, adverse financial events in the US and Europe, such as the closing of regional banks in the U.S. and the merger of the two largest Swiss banks, may lead the monetary authorities in the U.S. and Switzerland to interrupt their interest rate tightening cycles. If the monetary tightening cycle ends due to a potential crisis in the banking system of these countries, the consequent deterioration in financial conditions increases the risk of a more intense deceleration of economic activity.

Historically, periods of increase in international interest rates are associated with increased risk aversion among investors. The increase in the cost of capital globally, changes in financial conditions or a faster-than-expected economic slowdown - consequences of interest rate increases - may adversely affect our business, results of our operations, our financial condition, the market value of our shares and ADSs.

3.D.10.02-03 Certain reference rates, including EURIBOR, may be discontinued or reformed in the future, and there may be risks associated with this discontinuation.

The Euro Interbank Offered Rate (EURIBOR) and other interest rates or other types of rates and indices which are deemed to be benchmarks, are the subject of ongoing national and international regulatory discussions and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented.

Regulation (EU) No. 2016/1011 (the EU Benchmarks Regulation) applies, subject to certain transitional provisions, to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the EU. Regulation (EU) No. 2016/1011, as it forms part of domestic law of the United Kingdom’s by virtue of the European Union (Withdrawal) Act 2018 (the UK Benchmarks Regulation), applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark within the UK. The EU Benchmarks Regulation or the UK Benchmarks Regulation, as applicable, could have a material impact on any debt instruments linked to EURIBOR or another benchmark rate or index, in particular, if the methodology or other terms of the benchmark are changed in order to comply with the terms of the EU Benchmarks Regulation or UK Benchmarks Regulation, and such changes could (amongst other things) have the effect of reducing or increasing the rate or level, or affecting the volatility of the published rate or level, of the benchmark. More broadly, any of the international, national or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks”, trigger changes in the rules or methodologies used in certain “benchmarks”, or lead to the discontinuance or unavailability of quotes of certain “benchmarks”.

As an example of such benchmark reforms, on September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk-free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the Euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (€STR) as the new risk-free rate for the Euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has subsequently been reformed in order to comply with the terms of the Benchmarks Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

The elimination of EURIBOR or any other reference rate, or changes in the form of management of any reference rate, may require or result in these benchmarks performing differently than in the past, or disappearing entirely, or having other consequences, which cannot be fully anticipated. Any of these developments and any future initiatives to regulate, reform or change the administration of reference rates may result in adverse consequences for the return, value and market of loans, mortgages, bonds, derivatives and other financial instruments whose returns are linked to any reference rate, including those issued, financed or held by us. In addition, we incur costs related to any future transition to new benchmarks.

15 – Form 20-F 2022 | Bradesco

3.D.10.02.04 Conflicts and other geopolitical developments may affect risk appetite and commodity prices, and constitute an important risk for the global economic scenario.

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

The recent conflict between Russia and Ukraine has prompted the U.S. government, the European Union, the U.K. and other governments to impose economic sanctions and export controls against Russia and Russian interests in addition to threatening further additional sanctions and controls. These measures, as well as potential responses by Russia, have impacted the price of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. If this continues simultaneously with a possible appreciation of the U.S. dollar, it would put additional pressure on inflation and could hinder the Brazilian economic recovery. The global supply of agricultural commodities has also been impacted, and if there is an increase in the price of such commodities, the demand for Brazilian production is likely to increase, thus raising the price of exported goods and domestic prices for these goods.

The conflict has also intensified the search for alternative energy sources, such as solar and wind energy, as Europe’s energy dependence on Russian gas has become evident. The increase in demand raised the prices of the main components for the development of these energy sources (e.g., solar panels and wind turbines) and, since it is a global production chain, the increase in these prices may affect the Brazilian development of these energy sources.

Although our direct exposure to Ukraine and Russia is limited, any of these factors may have an impact on the Brazilian economy and inflation levels, and on the global credit and capital markets, which may, in turn, adversely affect our business, financial condition and results of operations.

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

3.D.20.01-01 Losses on our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain of our investments in financial assets may decrease significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2022, investments classified as “fair value through profit or loss” and as “fair value through other comprehensive income” represented 28.8% of our assets, and realized and unrealized gains and losses originating from these investments have had, and may continue to have, a significant impact on our results of operations.

16 – Form 20-F 2022 | Bradesco

Eventually, investment prices in financial assets, which are supported by models, may not predict more sharp fluctuations in market movements, meaning that the profitability of these operations may at times cause negative effects on our operating results, despite the fact that they reflect our investment policies, asset and liability management and risk appetite.

3.D.20.01-02 Our trading activities and derivatives transactions may cause material financial losses.

We are engaged in the trading of securities, buying debt and equity securities principally to sell them in the short term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value. In addition, we enter into derivatives transactions, mainly to manage our exposure to interest rate and exchange rate risks. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates. However, these investments and transactions may also expose us to the possibility of significant financial losses in the future, since they are subject to fluctuations in value.

3.D.20.02 Credit risk

Credit risk represents the possible losses resulting from a borrower or counterparty's non-compliance with its financial obligations under any agreement, as well as the decrease in fair value of a credit agreement due to the deterioration in the borrower’s credit rating, the reduction in gains or remuneration, benefits granted during renegotiation, recovery costs and other amounts related to the non-compliance with the counterparty’s financial obligations. In addition, it includes Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations by a counterparty or to a mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to currency conversion of amounts received outside the country and associated with the operation subject to credit risk. Counterparty credit risk represents the possibility of loss due to non-compliance by a given counterparty with settlement obligations related to transactions involving the trading of financial assets or derivative financial instruments. Concentration risk represents the possibility of losses due to significant exposure to a counterparty, risk factor, product, economic sector or geographic region.

3.D.20.02-01 We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.

Our portfolio of loans and advances to clients grew in 2022. Any corresponding rise in our level of past due loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

Our delinquency ratio, which is defined as total loans overdue for over 90 days divided by the total portfolio of loans and advances, increased to 4.3% as of December 31, 2022 compared to 2.8% as of December 31, 2022. December 2021. This increase in our delinquency ratio is related to higher delinquency in the Retail segment (individuals and companies), given the scenario of inflation and high interest rates and the impact of a provision for a specific Large Corporate client. For more information on loan renegotiations, see “Item 5.B. Liquidity and Capital Resources – 5.B.50 Capital Management”.

However, the occurrence of adverse economic conditions or rapid loan growth before the portfolio becomes more mature could result in increases in our impairment of loans and advances and a higher delinquency ratio, which may have an adverse effect on our business, financial condition and operating results.

17 – Form 20-F 2022 | Bradesco

3.D.20.02-02 We may incur losses associated with counterparty risk exposure.

We face the possibility that a counterparty will be unable to honor its contractual obligations. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into a swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of default by counterparties is higher.

3.D.20.02-03 We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the borrower. Depending on the type of collateral provided, we either have to seize such transfer of the collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will, in certain cases, rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

3.D.20.02-04 We may incur losses due to impairment of goodwill from acquired businesses.

We record the value of goodwill from acquisitions of subsidiaries as the difference between the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (CGUs) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the carrying value of the CGU in order to determine whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that impairment will not be recorded in the future, which may negatively affect our results of operations, financial condition and the market value of our shares and ADSs.

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

Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including us, are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to us.

The latest update regarding Brazil’s sovereign risk ratings made by global rating agencies are: (i) Moody's reaffirmed Brazil's sovereign rating at Ba2 and maintained a stable outlook, according to the latest report published on April 12, 2022; (ii) Fitch maintained the rating at BB-, changing the outlook from negative to stable, as per the report published on July 15, 2022 and reinforced this outlook in the report published on December 20, 2022; and (iii) S&P Global reaffirmed its rating at BB- with a stable outlook, as per a report published on June 15, 2022.

18 – Form 20-F 2022 | Bradesco

Credit ratings are essential to our ability to raise capital and funding through the issuance of debt, and they impact the cost of such financings. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net income, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses that may be part of our financing agreements with other institutions could result in an immediate requirement to deliver additional collateral to counterparties or take other actions under some of our derivative contracts, adversely affecting our interest margins and operating results. Thus, a failure to maintain favorable ratings and outlooks may affect the cost and availability of financings through the capital markets and other sources, affecting our interest margins and capacity to operate.

3.D.20.03 Liquidity risk

Liquidity Risk represents the possibility of being unable to fully meet our obligations, without affecting our daily operations and incurring significant losses, as well as the possibility of being unable to trade a position at market price due to our significant size when compared to the usually traded volume or due to some market discontinuation.

3.D.20.03-01 Adverse conditions in the global credit and capital markets, as well as the value and/or perception of the value of Brazilian government securities, may adversely affect our ability to access funding in a cost-effective and/or timely manner.

Volatility and uncertainties in global credit and capital markets have generally decreased liquidity, with higher costs of funding for financial institutions. These conditions may impact our ability to replace, in a cost-effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from sales with repurchase agreements (repos), which are largely guaranteed by Brazilian government securities. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of the value of Brazilian government securities may be a significant factor affecting the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening of the credit risk of the Brazilian Treasury (Tesouro Nacional), the cost of these transactions may increase, making this source of funding inefficient for us. For further information about obligations for repurchase agreements, see “Item 5.B. Liquidity and Capital Resources – 5.B.20. Liquidity and Funding”.

If the market conditions deteriorate, such a deterioration could cause a reduction in the volume of transactions, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of operations may be adversely affected.

3.D.20.03-02 Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, including us, are required to maintain.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank of Brazil do not bear interest; and
19 – Form 20-F 2022 | Bradesco

•	the remainder is paid at the SELIC rate or rate of return of the savings account. For more information on the rate of return of savings accounts, see “Item 4.B.30.01-02.01 Deposit accounts” of this annual report.

The Central Bank of Brazil has changed the rules related to compulsory deposits from time to time, as described in “Item 4.B. Business Overview – 4.B.70.02 Banking Regulations – 4.B.70.02-05 – Compulsory Deposits”.

As of December 31, 2022, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$93 billion. Compulsory deposit requirements have been used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect our financial condition and the results of operations.

3.D.20.03-03 Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Such events increase investor concerns regarding the U.S. or international financial systems, which can affect commercial financing terms. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets. A significant decline in available funding could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have a material adverse effect on our liquidity.

3.D.20.04 Insurance risk

Insurance risk is the risk arising from an adverse economic situation which was not expected by us at the time of underwriting our insurance policies, and the uncertainties that exist when estimating provisions. It includes the risk of having to make emergency contributions to cover shortfalls in pension funds for which we became responsible following certain business acquisitions.

3.D.20.04-01 Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion of pensions income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang and or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity, pandemics such as the Covid-19 pandemic, which may have a systemic effect on the business (particularly health products), or related and economic effects (other insurance products), among others. Therefore, we cannot precisely determine the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and the results of operations.

20 – Form 20-F 2022 | Bradesco

3.D.20.04-02 We are responsible for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on our financial condition and the results of operations, given that we remain liable to our policyholders.

3.D.20.05 Operational risk

Operational risk is represented by the possibility of losses arising from faulty, deficient or inadequate internal processes, human and system error, or external events. This definition includes legal risk associated with our activities.

3.D.20.05-01 A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.

Our operations depend on the efficient and uninterrupted operation of our information technology systems. Any unavailability of infrastructure, software or telecommunications networks may impact the processing of transactions carried out by our clients, which may lead to financial losses, regulatory fines, sanctions, interventions, reimbursements and other costs with damages. These factors could have a material adverse effect on our business, reputation and results of operations.

Due to the nature of our operations, the wide range of products and services we offer, the significant volume of activities and operations performed, and the global context of digital transformation, where there is an ever-increasing integration among platforms, a growing use of cloud computing, an intensification of relationships with external technology providers, and an extensive use of the internet and connectivity solutions, the technological environment is exposed to various types of risks, whether arising from internal or external factors. We face certain additional risks, relating to:

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

Considering the use of new technologies, the increasing dependence on the internet and the changing and sophisticated nature of cybersecurity attacks, it is not possible to predict all the means that will be used by ill-intentioned individuals or organizations, which could impact our capacity to effectively foresee and/or avoid cyberattacks. Any of these events or any new factors may cause interruption, increased costs, delays in processing information and/or losses in the transmission of essential data, which may affect our business, reputation and operating and financial conditions.

21 – Form 20-F 2022 | Bradesco

3.D.20.05-02 The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us.

Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy.

Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge of providing a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, that encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future.

Our performance could be adversely affected if we are unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce (particularly to emerging competitors, such as start-ups and fintechs), could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position.

This loss can further affect our businesses if we lose any key employee who is difficult to replace due to a booming talent market (such as data scientists, product managers, designers and others) or to diversity profiles (such as women in leadership roles).

3.D.20.06 Compliance risk

Compliance risk is the risk arising from legal or administrative sanctions, financial losses, reputational or other damages due to a breach of, or a failure to comply with, the legal framework, regulations, recommendations of regulators and self-regulated entities and/or codes of conduct and ethics applicable to our activities.

3.D.20.06-01 We may be subject to negative consequences in the event of an adverse judgment in the judicial proceedings related to Operation Zelotes.

As part of “Operação Zelotes” (Operation Zelotes), an investigation into alleged improper conduct by members of the Federal Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais, or CARF), a criminal proceeding was opened against two former members of our Board of Executive Officers and received by the 10th Federal Court of Judicial Section of the Federal District. The court of first instance acquitted the two former members of our Board of Executive Officers and, so far the Public Officer Prosecutor has not appealed this decision.

Although we are not a party to this proceeding, any progress in Operation Zealots and other ongoing investigations or investigations that may be initiated in the future, any consequent events and the possibility of new accusations may negatively affect our reputation and our financial condition.

22 – Form 20-F 2022 | Bradesco

3.D.20.06-02 Financial institutions, such as us, may be subject to legal proceedings arising due to certain actions by third parties related to corruption, money laundering and terrorism financing (ML/TF).

We are subject to Brazilian anti-corruption and anti-money laundering and terrorism financing (AML/TF) legislation, and similarly-focused legislation of other countries where we have branches and operations, as well as other anti-corruption and AML/TF laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk of (i) any person acting on our behalf offering an improper advantage to a public agent in order to obtain benefits of any kind; and (ii) officers, employees and third parties inappropriately using financial systems for any ML/TF related acts. Legislation with transnational reach, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian anti-corruption legislation, require us, among other things, to maintain policies and procedures aimed at preventing any illegal or improper activities related to AML/TF and the corruption of government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. Despite our efforts, we cannot guarantee that such measures will be sufficient to fully prevent or detect illegal or improper activities.

If our policies and procedures designed to prevent ML/TF, bribery, and other corrupt practices are not capable of preventing voluntary or inadvertent actions by our officers, employees or third parties that amount to corruption, the governmental regulatory agencies to which we are accountable have the power and authority to impose fines and other penalties.

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

In 2019, as part of Operation “Câmbio Desligo”, a follow on from Operation “Lava-Jato”, two of our former managers were investigated and indicted by the Public Prosecutor’s Office for alleged involvement in the opening and maintenance of checking accounts for companies with irregularities. We subsequently conducted a thorough internal investigation and adopted the required governance measures as well as making ourselves available to the authorities to contribute to the verification of the facts. Until March 31, 2023, no proceeding had been initiated against us.

3.D.20.06-03 Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable AML/TF legislation, anti-bribery and anti-corruption legislation, as well as sanctions and other laws and regulations applicable to us. The laws and AML/TF regulations require us, among other things, to conduct full client due diligence (including sanctions and politically exposed person screening) and keep our client, account and transaction information up to date. We have implemented financial crime policies and procedures detailing our requirements and who, within our Organization, is responsible for these. We are also required to conduct AML/TF training for our employees and to report suspicious transactions and activity to appropriate law enforcement agencies following assessment by the Corporate Security area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/TF, anti-bribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and AML/TF supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

23 – Form 20-F 2022 | Bradesco

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, such policies and procedures may not prevent third parties from using us (and our relevant counterparties) as a conduit for illegal activities, without our knowledge. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require the implementation and embedding, within our business, of effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities without our knowledge. In addition, we rely heavily on our employees and systems to assist us by identifying such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our client due diligence, client screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes are not effectively applied, there remains a risk of regulatory breach.

Additionally, in 2015 and early 2016, pursuant to a new resolution issued by the United Nations Security Council, as well as recently enacted laws and regulations issued by the Central Bank of Brazil requiring the implementation of this resolution in Brazil, additional compliance requirements were imposed on us and other financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we have a process in place for continuous review of our control and compliance procedures.

If a financial institution, including us, is unable to fully comply with applicable laws, regulations and expectations, the regulatory agencies and bodies to which we are subject have the ability and authority to impose significant fines and other penalties, including requiring a complete review of its business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

The reputational damage to our business and global brand would be severe if we were found to have breached AML/TF, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our clients’ data and bank products and services from being accessed or used for illegal or improper purposes.

In addition, we rely heavily on our relevant counterparties such as suppliers and commercial partners, to maintain and apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes without our (or our relevant counterparties’) knowledge. If a financial institution, like us, is associated with, or even accused of being associated with, breaches of AML/TF, anti-terrorism, or sanctions requirements, its reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to “blocked lists” that would prohibit certain parties from engaging in transactions with such financial institution), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

24 – Form 20-F 2022 | Bradesco

3.D.20.06-04 We may suffer losses due to employee misconduct.

Our business is exposed to risk from potential non-compliance with our policies, including our Code of Ethical Conduct, and related behaviors and executive and employee misconduct such as fraud, negligence or non-financial misconduct, which could result in regulatory sanctions and/or reputational or financial harm. It is not always possible to deter executive and employee misconduct, despite all the precautions we take to prevent and detect this activity. Executive and employee misconduct could have a material adverse effect on our business, financial condition, operating results, prospects and reputation.

3.D.20.06-05 The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•	minimum capital requirements;
•	compulsory deposit requirements;
•	limitations on investments in fixed assets;
•	lending limits and other credit restrictions;
•	earmarked loans, such as housing loans and rural loans;
•	accounting and statistical requirements about our operations;
•	mandatory provisioning policies for regulatory reporting purposes;
•	limits and other restrictions on rates; and
•	limits on the amount of interest that banks can charge and the period for which they can capitalize interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could have a materially adverse effect on our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. Therefore, these regulations can be enacted and implemented in a very short period of time, which may affect our activities.

3.D.20.06-06 We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank of Brazil treats us and our subsidiaries as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank of Brazil, particularly in the activities carried out by any of our subsidiaries, could have a material adverse impact on our other subsidiaries and, ultimately, on us. If we, or any of our financial subsidiaries, become insolvent, the Central Bank of Brazil may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank of Brazil carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank of Brazil also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

25 – Form 20-F 2022 | Bradesco

3.D.20.06-07 The Brazilian Constitution previously established a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our operating results may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate has not been enforced, as the regulation regarding the ceiling had not been approved. The understanding that this ceiling is not yet in force has been confirmed by Binding Precedent (Súmula Vinculante) No. 7, a final binding decision enacted in 2008 by the STF, in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts have been made to regulate the limitation on loan interest rates, and especially bank loan interest rates, but none of them have been implemented nor confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02, as amended (or the Civil Code), unless the parties to a loan have agreed to use a different rate, the interest rate ceiling is pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently uncertainty as to whether the base rate which is referred to in the Civil Code is: (i) the SELIC rate, which was 13.75% per annum as of the date of this annual report or (ii) the 12% per annum rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (Brazilian Tax Code), which is the default interest rate applied when taxes are not paid on time.

The majority of our income, expenses, assets and liabilities is directly linked to interest rates. Accordingly, the imposition of a limitation or ceiling on loan interest rates could materially and adversely affect our results of operations and financial condition, our loan portfolios, our cost of funding and our income from credit operations.

3.D.20.06-08 Any substantial increase or decrease in the interest rate ceiling could have a material effect on our financial condition, our results of operations or on the prospects of financial institutions based in Brazil, including us.

On November 27, 2019, Resolution No. 4,765/19 was enacted by the CMN, as amended. It regulates overdraft facilities granted by financial institutions for a demand deposit account, providing, among other matters, a limit for the interest rates on the amount of the overdraft used. For further information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-14 Use of the overdraft”.

Additionally, certain Brazilian courts have, for the same reason, issued decisions in the past, limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison to market practice. Future Brazilian court decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

26 – Form 20-F 2022 | Bradesco

3.D.20.06-09 We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of Directive No. 95/46/EC and Regulation (EU) 2016/679 – General Data Protection Regulation (GDPR).

The impact of this law has been significant, as any processing of personal data is subject to the new rules, whether physical or digital, by any entity that is established in Brazil or that has collected personal data in Brazil or from any individual located in Brazil – even if not residents – or that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD required structural changes in our relationships with clients, business partners, service providers and employees, and in virtually all areas of Brazilian society. The LGPD of December 28, 2018, is in full force. The ANPD, the public administration body responsible for overseeing, implementing and supervising compliance with the LGPD, which has the power to apply sanctions in case of non-compliance since the publication of the CD/ANPD Resolution No. 4 on February 27, 2023.The National Council for the Protection of Personal Data and Privacy, created by provisional measure converted into Law No. 13,583/19, is an additional enforcement body tasked with ensuring compliance with the LGPD.

We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information. As a result, we have developed our security framework in light of the new digital environment, with a focus on cybersecurity being a key pillar of our technology processes to establish data protection for our clients. These changes have strengthened the resilience of our systems, our structure for threat identification and detection, and our response and recovery procedures in cases of cyberattacks.

However, possible failures or attacks on our systems and processes of prevention, detection and/or correction in the fight against fraud and in providing information security, may lead to non-compliance with applicable legislation, including the LGPD, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares and ADSs. See item 3.D.20.05-01 “A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.”

3.D.20.06-10 The Brazilian Supreme Court (STF) and Brazilian Superior Court of Justice (STJ) are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses.

The STF, which is the highest court in Brazil, has responsibility for judging constitutional matters, and is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the Bresser, Verão (part of), Collor I and Collor II economic plans, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by its members. According to the associations representing the savings account holders, banks misapplied the monetary adjustments when those economic plans were implemented and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

The STF decided that the judgments for class actions proposed by associations questioning the inflationary adjustments only benefit consumers who: (i) were associated with the associations at the time of filing of the class actions; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers who are account holders and who had suffered losses related to inflationary purges, irrespective of whether those losses were associated with the association, plaintiff of the class action).

27 – Form 20-F 2022 | Bradesco

In connection with a related decision, the STJ decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The amendment was taken to the Supreme Court for approval, its extension was approved by the plenary of the court on May 29, 2020, for a period of 30 months (renewable for a further 30 months) from March 12, 2020 in order to adhere to the terms of the agreement by means of a digital platform specially created for this purpose. As this is a voluntary settlement, which does not oblige the savings account holder to join, we are unable to predict how many savings account holders will accede to it.

The STF is currently deciding cases relating to the application of inflation adjustments which may increase our costs and result in losses. This, in turn, may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

3.D.20.06-11 As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing regulations, notably those relating to data and copyright protection, may be interpreted in new ways that would affect our operations and the way in which we use artificial intelligence and machine learning technology, including with respect to provide lending, in light of legislative discussions regarding the right to contestability, explainability and review of decisions obtained through the use of artificial intelligence systems. Further, the cost of complying with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

3.D.20.06-12 We may be unable to collect payments due from payroll deductible loans.

A portion of our income is derived from payroll deductible loans, where our clients’ loan payments are deducted directly from their pensions, annuities, or other earnings. Our ability to make payroll deductions is governed by various federal, state and local laws and/or regulations that establish limits on such deductions, and requires certain licenses issued by public entities and agreements with private sector employers. The enactment of any new law, regulation or amendment, or the repeal or emergence of a new interpretation of existing laws or regulations that result in a ban or restriction on our ability to make these direct deductions could increase the risk profile of our credit portfolio, resulting in a higher percentage of loan-related losses.

Our capacity to receive payments due on personal loans paid directly from payroll or from social security benefits also depends on the effectiveness and validity of the agreements we entered into with entities of the public sector, including the Brazilian Institute of Social Security (Instituto Nacional da Seguridade Social - INSS) and employers of the public and/or private sector, as well as on the continued employment or status as beneficiary of the borrowers.

Part of our loans are derived from lending through loans deducted directly from payroll, including the payroll card model, a credit card for which monthly bills are deducted from payroll (only the expenses that are within the limit to be deducted from the payroll, the expenses that exceed this limit will be charged through credit card billing). Repayments are deducted directly from the borrowers’ pensions, annuities, or salaries, and may be interrupted if the borrower (a retired person, pensioner, employee or official of the private or public sector) loses his or her job, if other deductions, such as alimony, take priority over the loan, or if the borrower dies. In the event of a borrower’s termination or leave of absence from his or her employer, the payment of the loan may depend exclusively on the borrower’s financial capacity. There can be no assurance that we will be able to recover loan amounts in these circumstances.

Our payroll deductible loans are also subject to risks relating to the employer or payee. Any events that affect payments to employees, such as an employer’s financial condition, and any failures or changes in the internal controls, may delay, reduce or prevent deductions from the employees’ earnings, and therefore, result in losses on our payroll loans portfolio, which may materially adversely affect us.

3.D.20.07 Strategy risk

Strategy risk is represented by the possibility of the deterioration of results, capital and/or strategic indicators (in relation to what was planned) resulting from business decisions not aligned with strategy, inadequate implementation of decisions, as well as lack and/or insufficiency of reaction to changes in the business environment.

3.D.20.07-01 The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private, based in Brazil and abroad, in addition to new players, such as fintechs and startups that operate with differentiated and reduced levels of regulation. It should be noted that major technology companies, bigtechs, are also strong competitors, seeking to invest in online payment systems and financial transaction tools by means of various types of applications. In addition, the implementation of Open Finance in Brazil may further intensify this competition through the possibility of sharing information between institutions.

This competitive environment, combined with the accelerated process of digital innovation observed in the sector, may impact our speed of adaptation to this ecosystem and consequently the performance of certain lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

28 – Form 20-F 2022 | Bradesco

3.D.20.08 Step-in risk

Step-in risk is represented by the possibility of financial loss, resulting from our relationships (contractual or not) with subsidiaries, associates, investment funds, foundations, suppliers, partners and other entities beyond, or in the absence of, our contractual obligations with such entities which are not consolidated in the Prudential Conglomerate.

3.D.20.08-01 Potential need for financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

As a result of our relationship with companies that are not included in our regulated group (the Prudential Financial Conglomerate, or Conglomerado Prudencial) and our activities related to investment funds, we may have to provide financial support for these entities if they run into financial difficulties, equity imbalances, reduction in financial income, or insufficient liquid assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation occurring in entities in which we have invested.

Due to the complexity of some of our services, we may be dependent on relationships with suppliers/partners or have difficulty replacing some suppliers/partners. We are also subject to operational risks that are beyond our control and may negatively impact our operations, as well as cause difficulty in our delivery of products and services to our clients. Possible interruptions in the provision of our services and difficulties in replacing certain suppliers/partners or other issues beyond our control arising from outsourced companies may adversely affect our reputation, result of operations, financial condition and/or the market value of our shares and ADSs.

3.D.20.09 Cybersecurity risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leakages, that could compromise the confidentiality, integrity and/or availability of our critical processes, assets and/or infrastructure.

3.D.20.09-01 Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We are exposed to failures, deficiencies or inadequacies in our internal processes, human error or misconduct and cyberattacks. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks that could materially and adversely affect us in case of failures to adequately protect our assets and people.

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

The risks that may, directly or indirectly, impact us or our third party service providers, include, but are not limited to: intrusion into information technology systems and platforms by malicious individuals, infiltration of malware (such as computer viruses) into our systems, intentional or accidental contamination of our networks and systems or those of our third party service providers with whom we exchange data, unauthorized access to confidential client data and/or organizational data and cyberattacks with the potential to cause service degradation and/or outages that can result in business losses.

Cybersecurity and its risks are treated at the highest strategic level within our Organization. We consider the possibility of loss, theft or alteration of data processed and stored by us, or our third-party service providers a relevant factor in our risk analysis due to the potential exploitation of vulnerabilities and weaknesses in systems, devices, networks or other digital media in our information technology environment and in our third-party service providers’ information technology environment (e.g., ransomware attacks).

29 – Form 20-F 2022 | Bradesco

Our corporate security department carries out a prior and periodic analysis of the security controls in the environment of our service providers. New contracts and/or the renewal of relevant data processing and storage and cloud computing services contain specific cybersecurity clauses aimed at protecting the information, even after termination of the contract.

Brazilian regulatory bodies have also intensified regulations, including through the LGPD, CVM Resolution No. 35/21, as amended and CMN Resolution No. 4,893/21, improving controls, policies and requirements for cloud services.

The LGPD imposes large fines in the event of data leakages as a result of non-compliance with the terms and conditions of the LGPD. Accordingly, any failure to protect personal information could adversely affect us, our operating results and financial condition and reputation. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as damage that could materially and adversely affect our operating results, financial condition, prospects and reputation. In addition, we may be required to report to the regulatory authorities material events related to cybersecurity issues, events where client information may be compromised, incidents of unauthorized access and other security breaches.

In 2022, we experienced a significant security incident exclusively involving our subsidiary Banco Bradesco Financiamentos (BBF), which offers specialized solutions for the commercialization of payroll loans and vehicle financing. During the incident response and forensic analysis, we discovered that a systemic vulnerability had been exploited, resulting in unauthorized access to the data of certain BBF clients from part of the database relating to vehicle financing contracts. Measures were adopted to solve the incident and we contacted the clients whose data was unduly accessed, as well as informing the competent authorities (Central Bank of Brazil and National Data Protection Agency (ANPD) - National Agency for Data Protection).

However, any future failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

3.D.20.10 Social, environmental and climate risks

This is represented by the potential damage that we may cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with clients, through financing and investment activities.

3.D.20.10-01 Funding for large projects carried out by clients may result in negative socio-environmental impacts which, in turn, could negatively affect our results and reputation.

Across several sectors, we promote and finance projects, which may significantly affect ecosystems, communities and the local flora and fauna. If a client in the development of its project causes environmental damage, such as the contamination of soil and water pollution above the legally acceptable limit, and/or is responsible for environmental disasters, it has a direct obligation to repair the damage caused. Consequently, depending on the magnitude of the socio-environmental impact, a client may have its financial structure compromised. Such events could adversely affect our reputation, financial condition, results of operations and the market value of our shares and ADSs.

3.D.20.10-02 Climate change may have adverse effects on our business.

The risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, causing us to incur financial costs arising from physical climate risks and risks arising from the transition to a low carbon economy.

30 – Form 20-F 2022 | Bradesco

Physical climate risks are related to the projection that the global climate will continue to worsen further, which is expected to result in an increase in the severity and frequency of chronic and acute weather events. These events could potentially affect the global economy, resulting in significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations can impair asset values and the credit quality of clients, leading to higher delinquencies, write-offs and impairment charges in our portfolios. In addition, our facilities may also suffer physical damage due to weather events, which may represent an increase in our expenses.

Regarding transition risks, we recognize that economic shifts towards a low-carbon future are needed. The global market may face significant and rapid developments in market dynamics, technologies and legal and regulatory risks, which are capable of impacting our business. In addition, we expect to face greater scrutiny of the business we conduct from regulators, investors, civil society and the public.

The effects of physical and transition risks may also represent losses for our clients, affecting the profitability of companies and their ability to repay loans. Thus, if we do not adequately incorporate the risks associated with climate change into our risk framework to adequately measure, manage and disclose the various financial and operational risks that could result from climate change, or if we do not adapt our strategy and business model to regulatory and market changes, we may experience a material adverse impact on our growth rates, competitiveness, profitability, capital requirements, cost of financing and level of compliance.

3.D.20.11 Reputational risk

Reputational risk is represented by the loss of credibility before clients, counterparts, government agencies, the market or the community, as a result of undue acts and improper actions and behavior.

3.D.20.11-01 Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of us in the eyes of our clients, counterparties, stockholders, investors, regulators, commercial partners and other stakeholders. Such factors include noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior on the part of our employees, third-party failures in risk management, and relationships with stakeholders whose practices are not aligned with ESG principals, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived to be unable, to properly address these issues, we may be subject to penalties, fines, class actions and regulatory investigations, among other things. Reputational damage before clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects.

31 – Form 20-F 2022 | Bradesco

3.D.20.12 Model risk

Model risk is represented by the possibility of loss due to models with failures or deficiencies, or due to inadequacies in the process of model development or implementation.

3.D.20.12-01 We may make non-optimal business decisions due to flawed/deficient models, or inappropriate use.

The use of models to support business decision making is an increasingly widespread practice in financial institutions. These tools enable the synthesis of complex subjects, the standardization and automation of the decision-making process and the possibility of reuse of internal and external information, resulting in improved efficiency by reducing the costs associated with analysis and manual decision-making. However, flaws in the model’s foundation (examples: simplifications, approximations, insufficient data, development sample design, etc.) or inappropriate use of a model different from the use that was envisaged during its development, may lead to financial losses and therefore, negatively affect the result of our operations, our financial condition and the market value of our shares.

3.D.30 Risk management

3.D.30.01 Our risk management structure may not be fully effective.

Our objective is to fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, and looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or those to which we may, in the future, become subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and operating results. For more information on our risk management structure, see “Item 4.B. – Business Overview – 4.B.20.01 Risk Management”.

3.D.40 Other risks

3.D.40.01 A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

As of March 10, 2023, Fundação Bradesco directly and indirectly held a30.53% of our total capital, with 8.59% held directly and 21.94% held indirectly. Under the terms of Fundação Bradesco’s by-laws, members of our Board of Executive Officers who have been working with us for more than ten years serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members.

Our Board of Directors has 11 members, and four of them are independent. In other words, they are not associated with Fundação Bradesco, in accordance with the criteria of Law No. 6,404/76 and the regulations issued by the CVM. Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. According to our by-laws, there is no legal or statutory provision requiring us to have independent directors. However, with the goal of enhancing corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of our common shareholders, and the shareholders do not have the same protections as they would if all the directors were independent. Furthermore, our directors (excluding our independent directors) are associated with Fundação Bradesco and decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco and our Board of Directors which may be contrary to the interests of our other investors, including holders of shares and ADSs, and which may have a negative impact on the interests of the holders of our shares and ADSs. , see “Item 7.A. Major Shareholders”.

32 – Form 20-F 2022 | Bradesco

3.D.50 Risks relating to our shares and ADSs

3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders.

The voting rights of ADS holders are governed by the Deposit Agreements. These Deposit Agreements provide that the depositary bank shall mail voting instructions to holders only if we authorize and direct the depositary bank to do so. If we do not provide that authorization and direction to the depositary bank, the ADS holders will not be able to vote at our meetings, unless they surrender their ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement.

In addition, there are practical limits to the ability of the ADS holders to exercise any vote due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or by a notification published in Brazilian newspapers, and they will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In contrast, ADS holders will not receive notice directly from us and cannot vote in person at the meeting. Instead, in accordance with the Deposit Agreements, the depositary bank will, if authorized and directed by us, send any notice of meetings to ADS holders, together with a statement as to the manner in which voting instructions may be given by holders. To exercise any such ability to vote, ADS holders must then instruct the depositary bank how to vote with the shares represented by their ADSs. Because of this extra step involving the depositary bank, if and when we authorize and direct the depositary bank to mail voting information to ADS holders, the process of voting will take longer for ADS holders than for holders of our shares. Holders of ADSs from whom the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

3.D.50.02 Under Brazilian Corporate Law, preferred shareholders have limited voting rights, accordingly, preferred share ADS holders will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, as amended, the “Brazilian Corporate Law”) and our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in limited circumstances (see “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.04 Voting Rights”, for further information on voting rights of our shares). As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

As discussed above in “3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders”, preferred share ADS holders will only be able to vote if we authorize and direct the depositary bank accordingly. As a result of the fact that preferred shareholders have limited voting rights, any ability to vote that we may extend to preferred share ADS holders corresponding to the preferred shares pursuant to the applicable Deposit Agreement, would be similarly limited.

33 – Form 20-F 2022 | Bradesco

3.D.50.03 The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw the shares underlying the ADSs from the depositary bank at any time, your ability to sell the shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 46.3% of the aggregate market capitalization as of December 31, 2022.

3.D.50.04 If we do not pay dividends to holders of our common shares and preferred shares, no dividends will be paid to holders of ADSs.

Pursuant to the Deposit Agreements, if the depositary (as holder of the shares underlying the ADSs) receives any cash dividend or distribution from us, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our ADSs.

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10.0% higher than those of our common shares. Although under our current Bylaws, we are obligated to pay our shareholders at least 30.0% of our annual adjusted net income, the shareholders attending our Annual Shareholders’ Meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of dividends is not compatible with our financial condition. Neither our Bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and we have never failed to pay the mandatory dividend. However, Brazilian law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

Further, pursuant to CMN Resolution No. 4,958/21, as amended, the Central Bank of Brazil may impose restrictions on the payment of dividends and interest on capital in the event of non-compliance with the additional capital requirements established by the Central Bank of Brazil, as further described in “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-03 Capital adequacy and leverage”.

3.D.50.05 As an ADS holder you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions.

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

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self-dealing and the preservation of shareholder interests may be less heavily regulated and the regulations that are in place may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practices have less detailed and well-established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5.0% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in companies based in Brazil do not normally have valid standing to bring a class action.

34 – Form 20-F 2022 | Bradesco

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

Sales of a substantial number of shares, or the belief that this may occur, could reduce the market price of our shares and ADSs by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares, and therefore the market price of our ADSs, may decrease significantly.

3.D.50.08 The payments on the ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (FATCA).

The United States has enacted rules, commonly referred to as FATCA, that generally impose a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an Intergovernmental Agreement regarding the implementation of FATCA with Brazil (the IGA). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADSs in the future. Similar to the FATCA, the Common Reporting Standard (CRS) is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Co-operation and Development (OECD) and the Multilateral Competent Authority Agreement, applicable to the signatory countries of the standard. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision”.

3.D.50.09 You may be unable to exercise preemptive rights relating to our shares.

You will not be able to exercise preemptive rights relating to the shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Similarly, we may from time to time distribute rights to our shareholders. The depositary bank will not offer rights to you as a holder of the ADSs unless the rights are either registered under the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds received from the sale by the depositary bank of the rights in respect of the shares represented by your ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse. You may also be unable to participate in rights offerings by us, and your holdings may be diluted as a result.

35 – Form 20-F 2022 | Bradesco

3.D.50.10 If you exchange your ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires the parties to obtain a registration certificate from the Central Bank of Brazil in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration certificate from the Central Bank of Brazil for payment of dividends or other cash distributions relating to the shares or following disposal of the shares. If you exchange your ADSs for the underlying shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration certificate in accordance with the rules of the Central Bank of Brazil, in order to obtain and remit U.S. dollars abroad after the disposal of the shares or the receipt of distributions relating to the shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains relating to the shares. For more information, see “Item 10.D. Exchange Controls”.

If you attempt to obtain your own registration certificate, you may incur expenses or suffer delays in the application process, which could delay the receipt of dividends, distributions relating to the shares or the return of your capital. The custodian’s registration certificate and any certificate of foreign capital registration you may obtain may be affected by future legislative changes. Additional restrictions applicable to you, to the disposal of the underlying shares or to the repatriation of the proceeds resulting from disposal, may be imposed in the future.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are a sociedade anônima organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029-900, Osasco, São Paulo, Brazil, and our telephone number is +55 11 3684-4011. Our investor relations website is located at bradescori.com.br. Our New York Branch is located at 450 Park Avenue, 32nd and 33rd floors, New York 10022.

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

With a national and international presence, our extensive banking network enables us to be closer to our clients, thereby enabling our managers to develop knowledge regarding economically active regions and other important conditions for our business. This knowledge helps us assess and mitigate risks in loans, among other risks, as well as meet the specific needs of our clients.

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid-sized, small and micro enterprises and major local and international corporations and institutions. Our products and services consist of banking operations such as: loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services.

36 – Form 20-F 2022 | Bradesco

4.A.10 Acquisitions, divestitures and other strategic alliances

4.A.10-01 Recent Acquisitions

➢	Bradesco BAC Florida Bank (Bradesco Bank)

In May 2019, we entered into a Share Purchase Agreement with the controlling shareholders of Bradesco Bank, a bank that has offered various financial services in the United States of America (USA) for over 45 years, especially to non-resident high net worth Individuals.

In October 2020, we completed the acquisition, taking control of Bradesco Bank’s operations, with the objective of expanding our investment offering in the USA to our high net worth (Prime) and Private Bank clients, in addition to providing other banking services, such as checking accounts, credit card and mortgages. The acquisition also provided an opportunity to expand business related to corporate and institutional clients.

➢  Banco Digio S.A.

On October 8, 2021, we signed a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., through our subsidiary Bradescard Elo Participações S.A., for the acquisition of its 49.99% shareholding in Banco Digio (Digio). On February 25, 2022, after obtaining approvals from the Central Bank of Brazil and the Administrative Council for Economic Defense (CADE), we completed the acquisition. We paid R$645 million to BB Elo Cartões and, following the acquisition, we now hold 100% of Digio’s share capital. Digio offers credit cards, checking accounts and personal loans to its clients. This transaction is aligned with our strategy of investing in digital companies, diversifying our operations and reaching diverse audiences.

➢	BV DTVM

On August 24, 2022, we signed a contract with Banco Votorantim S.A. to set up an independent investment manager (BV DTVM), which will have its own brand. Through our indirect subsidiary Kartra Participações Ltda, we acquired 51% of the capital of BV DTVM. Banco Votorantim S.A. remains a shareholder, holding 49% of BV DTVM. On February 28, 2023, after compliance with necessary legal and regulatory conditions, the acquisition was completed.

4.A.10-02 Recent divestitures

➢  Chain Serviços e Contact Center S.A. (formerly Fidelity Serviços S.A.)

In September 2019, we signed a contract for the sale of 100% of our shares held in Chain Serviços e Contact Center S.A. (Chain) to Almaviva do Brasil Telemarketing e Informática S.A. The operation was approved by the competent authorities, and the transaction closed on January 14, 2020, discontinuing our association with the Fidelity Group.

37 – Form 20-F 2022 | Bradesco

4.A.10-03 Other strategic alliances

➢  Bradesco Asset Management S.A (Bradesco Asset)

Our subsidiary, Bradesco Asset, has developed important alliances, and continues to focus its strategy on internationalization. Through personal management and agreements with partners, we offer Brazilian investors the opportunity to invest in fixed and non-fixed equity funds, balanced and alternative, with global, regional and thematic exposure, as well as global ESG (Environmental, Social and Governance) strategies. In Europe, Bradesco Asset has been offering “Bradesco Global Funds” UCITS (domiciled in Luxembourg) to overseas investors since 2009. These funds have different strategies and incorporate ESG aspects in accordance with Luxembourg law. In Japan, Mitsubishi UFJ Kokusai Asset Management (MUKAM), our partner since 2008, offers a fund managed by Bradesco Asset to retail investors wishing to invest in the Brazilian markets.

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

4.B.10 Strategy

4.B.10.01 Business strategy

Our business strategy focuses on meeting the expectations of clients, understanding their needs and life cycle, and increasing their satisfaction by providing an excellent customer experience in all their interactions with us. In line with this strategy, our operations are based on four main pillars, which support the corporate purpose of creating opportunities for people to progress and for the sustainable development of companies and society: (i) Client – our inspiration; (ii) Digital Transformation – how we do what it; (iii) People – our team; and (iv) Sustainability – made to last.

➢  Client – our inspiration

Our main goal is to provide the support our clients need to fulfill their objectives through top-tier service focused on their needs and goals, promoting an optimal experience and a relationship of trust and respect.

Placing the client at the heart of our strategy, we have developed several actions to improve our understanding of client behavior, habits, needs and objectives, valuing each moment and interaction. Through the use of data intelligence and seamless business solutions, we provide tailor-made services in accordance with a client's profile and stage in life. We believe that this creates a high-quality and smooth experience, integrating client journeys and processes supported by new real-time decision technologies.

We have an organizational structure that is designed to provide a seamless customer experience and we seek to constantly improve our activities and our operational efficiency. The Bradesco Experience (be.) area works with professionals focused on promoting superior customer experience regardless of the interaction channel. This work involves end-to-end vision and agile methodology to create intuitive and personalized journeys, both in financial and non-financial services.

By gaining in-depth knowledge of our clients, we aim to bring about significant improvements to our user experience. The use of digital channels is already significant in our operations. One example of this is digital credit origination, which in 2022 represented 34% of our credit originations and has the potential to grow even more.

38 – Form 20-F 2022 | Bradesco

We want to be where our clients are, serve them in a way that works for them, and provide each of them with efficient service and a fluid, omnichannel experience. That is why we are increasingly advancing the integration of our physical and digital channels. We are now phygital, a marketing term that refers to a mix of both digital and physical experiences.

➢  Digital Transformation – how we do it

We have a digital mindset and aim to be simple, efficient, agile, connected and innovative. In a context of solid digital transformation, we want to make our customer experience even more fluid, practical and secure. Our strategy also highlights the importance of cost management, developing actions and projects aimed at optimizing the use of channels, reducing the costs of service and constantly improving efficiency.

We are committed to maximizing value for our clients by developing a culture focused on continuous improvement and excellence and using data for decision making. This digital and cultural transformation has brought about changes in our operations. Today, the majority of our process development is focused on an agile methodology. Through the use of squads (small multifunctional teams), we aim to accelerate deliveries.

With the advancement of Cloud Computing, we believe we improved our customer service to make it faster and more efficient, offering digital scalability to facilitate the development of innovations, supporting the growing volume of digital businesses, promoting innovative business models and partnerships to generate value, and promoting further studies in innovation surrounding new technologies, such as artificial intelligence, Metaverse and 5G.

An example of an artificial intelligence-based solution we developed is Bradesco Artificial Intelligence (BIA), which has progressively evolved, now reaching enhanced communication capacity and promoting an increasingly improved, more intuitive and intelligent user experience. BIA has recorded 1.5 billion customer interactions since its implementation.

➢  People – our team

We want to be the employer of choice for high-performing professionals to live their present and build their future, because we believe that people are the basis of our strategy. We seek to continuously improve our ability to attract, train and retain appropriate talent in each of our business areas to make our corporate strategy feasible.

We have an organizational culture based on ethics, transparency and respect for others, and we have made significant investments to foster an innovative, challenging and diverse working environment.

Between 2021 and 2022 we were recognized for our excellence in people management and employer branding through the Top Employers Brazil 2022 Certification (from the Top Employer Institute). For the fourth consecutive year, we were included in the Bloomberg Gender Equality Index. We were ranked second in the LinkedIn Top Companies 2022 Brazil ranking and achieved first place in the category Financial and Insurance Services of the CIEE Award – Best Internship Program 2022.

We focus on the development of our people and aim to attract talent corresponding with global trends in new skills. UniBrad, our corporate university, is directly linked to this focus, offering training on knowledge management, re-qualification and technical and behavioral training for our staff, reinforcing our culture and promoting awareness, ethical values, and highly committed employees. There are more than 2,900 learning solutions available on our Online Platform, recognized nationally and internationally (Global CCU, Cubic Awards, Micropower Top of Mind of HR and ABTD – Brazilian Association of Training and Development).

39 – Form 20-F 2022 | Bradesco

➢  Sustainability – made to last

Our focus is to be agents of positive transformation, delivering shared value to society, clients, employees, investors and partners. As such, in order to grow in a diversified and sustainable way, we strive for the best balance between risk and return through robust capital and liquidity structures. We are committed to managing the socio-environmental and climate risks related to our business and to supporting sectors, activities, projects and assets that have positive socio-environmental impacts. The commitments made and the results of our performance in diversity and inclusion reinforce our belief in the transformative potential of people, respecting individuality and diversity.

Inclusion and financial education are important drivers for us, as through these, we impact and transform the lives of thousands of Brazilians. Ethical and transparent performance permeates our values. It is part of our purpose to contribute to the sustainable development of society, and we endeavor to ensure that we are prepared for the challenges that a low-carbon and inclusive economy will entail.

Our sustainability strategy is aligned with the Sustainable Development Goals (SDGs) of the United Nations (UN) and we are committed to the positive impact agenda, contributing towards the transition to a low-carbon economy, adhering to various voluntary commitments.

We were the only Brazilian bank involved in the creation of the UN’s Principles for Sustainable Banking and the first Brazilian bank to adhere to Net Zero (the Net-Zero Banking Alliance). We joined the delegation of the Brazilian Business Council for Sustainable Development (CEBDS) at the 27th UN Climate Change Conference (COP27). We have operations in the Amazon region, seeking to boost sustainable development in the area. We have committed to allocating R$250 billion to sustainable business by 2025, having allocated R$172.7 billion by December 2022, 69.1% of the proposed goal.

Through Fundação Bradesco, we contribute to the development of children in need, providing them with a high-quality education in Fundação Bradesco’s schools, which are located in every state of Brazil and in the Federal District, and assisting students in Basic Education, Youth and Adult Education and Initial and Continuing Education. In total, in 2022 more than 60 thousand students attended these 40 schools, in addition to the more than 1.7 million people who benefitted through attending the Virtual School.

4.B.10.02 Corporate Sustainability

Sustainability is one of our strategic drivers, as we understand that the management of ESG issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, clients and society, we also contribute to the sustainable development of the country.

4.B.10.02-01 Guidelines and governance

Our actions are guided by a set of policies and standards which incorporate the best practices in sustainability management and which also govern our voluntary commitments.

Our Corporate Sustainability Policy aims to promote our sustainability goals and provide guidance on the actions related to the socio-environmental aspects of our business. Other policies and rules incorporate these guidelines, consolidating the practices of socio-environmental responsibility, including from a risk management perspective.

The Socio-environmental Responsibility Standard defines the main compliance procedures for the socio-environmental criteria in business, stakeholder relations and subject governance. Our Socio-environmental Risk Standard establishes the scope and approach to managing these risks, and is discussed in more detail in section “4.B.10.02-04 Social, environmental and governance criteria for business decisions”.

The main governing body presiding over the area is the Sustainability and Diversity Committee, which includes members of the Board of Directors and the Board of Executive Officers, including the Chief Executive Officer. The Committee is advised by the Sustainability Committee, an executive body consisting of officers and managers of various areas, ensuring the implementation of the strategy and monitoring the execution of projects and their impact on our performance. From the perspective of socio-environmental risk, the main decision-making forums are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

40 – Form 20-F 2022 | Bradesco

4.B.10.02-02 Sustainability Strategy

Sustainability is one of the pillars of our corporate strategy and is integrated into the way we do business and manage operations. In light of the main global challenges and trends on the subject, we have chosen three main themes to enhance our performance and purpose:

Sustainable business	Climate change	Financial citizenship
To drive businesses with a positive impact and which foster socio-environmental development.	To ensure that our businesses are prepared for climate challenges, raising awareness and informing our clients about risks and opportunities.	To promote education and financial inclusion to leverage socioeconomic development.

These strategic objectives are aligned with the 2030 Agenda of the United Nations and incorporate the commitment to contribute to the SDGs, with an emphasis on six goals that we prioritize:

4 – Quality education

5 – Gender equality

8 – Decent work and economic growth

9 – Industry, innovation and infrastructure

10 – Reduce inequalities

13 – Climate action

4.B.10.02-03 Voluntary commitments

Our practices and strategies are reinforced by dialogue with various stakeholders and the incorporation of internationally recognized initiatives and voluntary commitments, such as: Global Compact Initiatives, Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate, Partnership for Carbon Accounting Financials (PCAF), Brazilian Coalition on Climate, Forests and Agriculture, among others. In addition, in 2021, we joined the Net-Zero Banking Alliance (NZBA), committing to decarbonize our loan and investment portfolios to achieve zero net emissions by 2050.

4.B.10.02-04 Social, environmental and governance criteria for business decisions

We seek to incorporate and constantly improve our analysis of the social, environmental and governance criteria relevant to business decisions and the offer of credit, investments and insurance.

➢  Credit

We have a governance structure, consisting of committees, policies, standards and procedures, which is intended to identify, measure, mitigate, monitor and report risks. This structure complies with the Central Bank of Brazil’s Resolutions and observes the principles of relevance and proportionality, which are necessary given the complexity of financial products and the profile of our activities.

41 – Form 20-F 2022 | Bradesco

Following the guidelines in our Corporate Policies for Sustainability, the area of Analysis and Control of Socio-environmental Risk conducts assessments of operations and clients, rating formulations of socio-environmental risk, and monitoring activities, in accordance with the scope and criteria set out in the Socio-environmental Risk Standard, in addition to the requirements and obligations established by Brazilian legislation and regulations.

Part of the Socio-environmental Risk Standard's scope is to assess the funding of large projects and loans of clients who are linked to work typically associated with slave labor and/or who work in sectors with a greater potential for socio-environmental impact, and to assess the financial exposure of the activity.

Since 2004, we have been signatories of the Equator Principles, and we ensure that the projects advised upon and funded by us, along with those that are included in these Principles, are developed in compliance with the legislation in force and also adhere to supra-legal environmental practices outlined in the International Finance Corporation’s (IFC) Performance Standards and the World Bank’s Health, Safety and Environmental Guidelines, including: climate change, biodiversity, human rights and indigenous peoples.

Project financing operations covered by the Equator Principles and also those with identified environmental risks are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. The monitoring of these projects also covers aspects such as human rights, impacts on indigenous peoples, biodiversity and climate change.

Additionally, when necessary, we establish action plans and audit procedures in order to assist with the management and evaluation of the socio-environmental compliance of the projects.

The decision made by the Credit Executive Committee takes into account the socio-environmental risks, in addition to the other economic and financial aspects and, once the granting of credit is approved, the contracting of the operations is carried out through negotiation and the insertion of socio-environmental conditions in the financing contracts. From then on, projects that present potential socio-environmental risks are monitored periodically, to check that these contractual obligations are being fulfilled.

➢  Investments

Bradesco Asset has developed a method of analyzing ESG factors for all types of assets under management, including private and public securities. In the case of private securities, the methodology considers the material aspects of each sector to identify the risks and opportunities that companies face. For public securities, the methodology considers indicators that measure the regulatory quality and the public policies regarding the provision of basic services to the population, including environmental conservation and reduction of social inequality. As a result, socio-environmental aspects are incorporated into Bradesco Asset’s business, whose mission is to provide superior and sustainable returns in managing the investments of clients.

As of December 31, 2022, BRAM had R$569.2 billion of fund assets under management, of which we estimate that R$568.5 billion take account of ESG issues, representing 99.9% of total assets.

Bradesco Asset also conducts engagement activities for companies and business partners to adopt best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (PRI), of which it is a signatory. Application of the PRI, which takes place alongside investment activities and interaction with Bradesco Asset’s stakeholders, has the following scope and results in the following practices:

•	integration of ESG issues into the analysis and management of assets;
•	involvement of investees;
•	creation of a database of ESG information from investees;
•	training of Bradesco Asset professionals in ESG issues and its importance to investment activities;
42 – Form 20-F 2022 | Bradesco

•	institutional participation of Bradesco Asset in forums and working groups focused on responsible investment; and
•	the flow of information from reporting on the business's increased application of the PRI.

Bradesco Asset has funds with dedicated ESG strategies involving different investments, such as: variable income, fixed income and fund of funds. We highlight the local funds, FIA Corporate Sustainability variable income fund and the fixed income fund Private Credit Performance SRI 20. In addition, Bradesco Asset has other funds with different active management strategies, containing a mix of local and global actions, for example, FIC FIA ESG Global BDR Level I and FIC MM ESG Global.

➢  Insurance

Grupo Bradesco Seguros integrates ESG aspects into its business by offering widely diversified and accessible solutions, products and services, seeking to further our commitment to contribute towards the country’s sustainable development. Since 2012, Grupo Bradesco Seguros has integrated the Principles for Sustainable Insurance (PSI) and its voluntary commitment to the United Nations Environment Programme Finance Initiative (UNEP-FI) into its business, which seeks to continuously evaluate the demand for financial and insurance products that offer adequate solutions to clients, both in order to boost a low-carbon economy and to protect clients from the impacts of, or adapt them to, the transformations originating from climate change. Grupo Bradesco Seguros is also a member of the UNEP-FI Global Steering Committee.

In May 2022, Grupo Bradesco Seguros signed up to the Task Force on Climate Related Financial Disclosures (TCFD) initiative that seeks to develop and implement recommendations for the dissemination and analysis of risks and opportunities related to climate issues and the way they are managed.

In addition, the Group has its own Sustainability Committee, subject to the Steering Committee of Bradseg Participações S.A., which relies on the participation of its Executive Officers and Superintendents, and aims to develop business strategy and propose solutions fostering the implementation of the best sustainability practices into the activities and business. Grupo Bradesco Seguros also has its own Socio-environmental Risk Management area, which reports to its Risk Committee and, via the latter, to the boards of the business units on the evolution of socio-environmental risks.

Grupo Bradesco Seguros is also governed by internal rules on Socio-environmental Responsibility and Socio-environmental Risk, which adopt environmental, social and governance criteria for monitoring the processes and operations of Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários.

4.B.10.02-05 Socio-environmental management of operating activities

The management of our operations also incorporates socio-environmental criteria and related best practices. Among them, we highlight:

•	Continuous work to identify new initiatives and projects that help to further our goals of reducing water consumption throughout our branches, offices and headquarters;
•	In regards to reducing water consumption, since 2012 we have been working to reduce energy consumption through a monthly follow up. We have also set annual targets and a ranking of the most efficient branch to encourage actions for internal savings;
•	Since the end of 2020, 100% of our operations have been supplied by renewable energy sources. On implementing this initiative, we became one of the first major financial institutions in the world to complete the transition. In addition, we neutralized 100% of greenhouse gas emissions (carbon equivalents) generated by our operations from 2019 onwards, becoming the first major Brazilian bank to achieve this level of carbon offsetting;
•	In 2022, in pursuit of our commitment to ensure that 100% of our energy is supplied by renewable energy sources, we included 74 branches, administrative buildings and schools of the Fundação Bradesco in the Free Energy Market. We also have more than 150 branches consuming energy from 3 photovoltaic power plants through the distributed generation project. We have contracted 10 more power plants that will supply power to more than 500 banking branches. Since 2018, we have been implementing the Energy Efficiency Master Plan, through which we specify actions to increase energy efficiency in our buildings;
43 – Form 20-F 2022 | Bradesco

•	When approving companies that provide services to us, we evaluate their regulatory, commercial, economic-financial and socio-environmental compliance. The socio-environmental issues analyzed include compliance of labor practices with public certifications, prohibition of slave or child labor, environmental risks, and negative media. Suppliers belonging to sectors considered critical from a socio-environmental point of view are submitted to additional documental analysis and allocated a socio-environmental risk rating. Additionally, suppliers with active contracts considered critical are submitted to socio-environmental auditing with the objective of identifying, managing and mitigating the risks found, as well as promoting their development;
•	In 2022, we established our Operational Eco-efficiency Master Plan (Cycle 2022–2030). Reduction targets of our operational emissions follow the Science Based Target Initiative methodology. Our commitment is to reduce 50% of these emissions by 2030, which represents an annual target of -4.6%;
•	Since 2020, we have been implementing the Aterro Zero program in our branches and buildings in the state of São Paulo. Through this program, the waste generated by our operations is destined for recycling, composting or transformed into CDR (Waste-derived Fuel). In 2022, 20% of waste generated was covered by this program;
•	In 2022, 98% of our business was certified with the environmental management system by an independent third party. Administrative buildings were certified through ISO 14001 and bank branches through Bradesco Environmental Management, an internal certification based on ISO 14001 guidelines. This initiative contributes to the improvement of environmental management, as it encourages the reduction of water and energy consumption, as well as waste generation. The measurement of water, and energy consumption is done on a monthly basis, by means of a computerized system that consolidates consumption data across all of our buildings. Waste generation, meanwhile, is measured by use of third-party facilities in the case of operations outside the state of São Paulo, and by the Aterro Zero program partner for buildings within the state.

4.B.10.02-06 Climate Change

Climate change generates significant short, medium and long-term changes in our society and economy. Its impacts are physical and environmental – such as rising global temperatures and increasingly extreme weather events, each day more severe and frequent – as well as political and economic, as new public policies and changes in consumption and production patterns arise.

In this context, we seek to ensure that our operations and businesses are prepared for climate challenges, strengthening governance related to the subject and implementing relevant risk management strategies and processes. Our main objectives are stated below:

•	To reduce and mitigate the generation of greenhouse gases in our operations and manage the exposure of our operational structures to climate risks (for more information, see the “4.B.10.02-05 Socio-environmental management in the operational activities” section);
•	To integrate current and future climate risk assessments and opportunities into the decision-making and management processes of our business (for more information, see “4.B.10.02-04 Social, environmental and governance criteria in business decisions”);
•	To provide financial solutions that support consumption and production patterns with lower carbon generation and those that are more resilient to climate impacts, such as financing low-carbon agriculture and solar power generation panels; and
44 – Form 20-F 2022 | Bradesco

•	To promote engagement and awareness of the topic among our stakeholders, including employees, partners and suppliers, clients and entities of civil society.

Governance on Climate Change, integrated into the structures for risk management and sustainability, consists of three levels:

•	Strategic: Sustainability and Diversity Committee, in accordance with the guidelines of the Board of Directors;
•	Executive: Executive Officer responsible for Risk and Sustainability, with support from the Sustainability Commission and the Risk Committees; and
•	Operational: Coordination by the Corporate Sustainability and Socio-environmental Risk departments, with the involvement of our different areas.

More information on our actions in line with the recommendations of the PCAF and the TCFD are available in our Integrated Report.

4.B.10.02-07 Performance and highlights of 2022

•	By December 2022, 69.1% of the total resources designated to the Sustainable Business goal –our commitment to allocate R$250 billion to assets, sectors and activities promoting socio-environmental benefits by 2025 – had already been allocated.
•	Regarding initiatives that promote positive socio-environmental impacts, in January 2022 we issued our first Sustainable Bond in the international market, with a principal amount of US$500 million. By December 2022, we had already allocated 100% of the resources, following the requirements of the Bradesco Sustainable Finance Framework which include verification by, and a second party opinion (SPO) of, Sustainalytics, a rating agency specialized in sustainability, eligibility criteria focused on renewable energy, water resource management and financial inclusion.
•	We remain committed to supporting and engaging our clients in the transition to a low carbon economy. Strengthening our position with the climate agenda, in 2023 we announced intermediate sector goals to reduce emissions by 2030, in line with our commitment (as part of the Net-Zero Banking Alliance) to align our loan portfolios and investments to achieve net zero carbon emissions by 2050. For this cycle, the goals considered the energy, electricity generation and coal sectors.

Maintaining our trajectory of improving ESG performance, we ended 2022 with important recognitions, such as:

•	For the 17th consecutive time, we have been part of the select Dow Jones Sustainability Index (DJSI) group of the New York Stock Exchange, being included within the World and Emerging Market portfolios in the 2022-2023 cycle;
•	For the 18th consecutive time, we were included within the portfolio of the Corporate Sustainability Index (ISE) of B3, meaning we are among the 10 most sustainable publicly listed companies in the country; and
•	Our development in ESG management is evidenced by our obtaining a classification above the sector average in the evaluations of the main national and international indices and ratings such as Dow Jones (S&P), ISE (B3), CDP, MSCI, Vigeo Eiris, FTSE4Good, Sustainalytics' ESG Ratings, among others.

4.B.10.02-08 Transparency

Our Integrated Report (not incorporated by reference in this report) describes the main financial and non-financial actions and results of the year based on topics considered most relevant to us and our stakeholders.

In addition, specific content is disclosed, including the ESG presentation, the positioning of Climatic Change and the paper on incorporating ESG aspects into our business. The content is available on our Investor Relations and Sustainability websites (not incorporated by reference in this report).

45 – Form 20-F 2022 | Bradesco

To prepare the Integrated Report we follow the Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC) methodologies. We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); and the disclosure of climate information follows, where possible, the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

The prioritization of themes and related materials follows our Framework of Relevance, the result of a joint collaboration between the Board of Directors, Presidency and various stakeholders, including employees. The Matrix presents the strategic themes most relevant to our business which are to be addressed in the disclosure of information to the market.

4.B.20 Business management

To ensure our operational activities are aligned with our strategies, we have developed management processes that are aligned with best market practices and business models, among which we highlight:

4.B.20.01 Risk management

Our risk management is highly strategic due to the increasing complexity of products and services and the globalization of our business. The dynamic nature of the markets means that we are constantly improving our risk management strategies.

We carry out corporate risk control in an integrated and independent manner, maintaining and encouraging a collective decision-making environment and developing and implementing methodologies, models and tools for measurement and control. We promote the dissemination of a risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

➢  Scope of Risk Management

The scope of our risk management policies is broad and intended to support our consolidated group to ensure the sustainable development of its activities. For this purpose, we are structured according to the three lines model, in which all lines contribute to achieve the objectives within a reasonable margin of security:

•	The First line, represented by businesses and support areas, is responsible for identifying, reporting and managing inherent risks as part of day-to-day activities, and is also responsible for controls execution in response to risks, and/or for defining and implementing action plans to ensure the effectiveness of the internal control environment while maintaining risks within acceptable levels;
•	The Second line, represented by oversight areas, is responsible for establishing risk management and compliance policies and procedures for the development and/or monitoring of first line controls, as well as the activities and responsibilities associated with the independent validation of models. This line includes the “Integrated Risk Control Department”, “Compliance, Conduct and Ethics Department”, Legal, Corporate Safety, among others; and
•	The Third line, represented by the Audit and General Inspection Department, is responsible for evaluating, in an independent manner, the effectiveness of our risk management policies and internal controls, including how the first and second lines reach their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management.

46 – Form 20-F 2022 | Bradesco

4.B.20.01-01 Risk and capital management structure

The risk and capital management structures are composed of several committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers in their decision-making.

We have the Integrated Risk Management and Capital Allocation Committee (COGIRAC), whose objective is to advise the Chief Executive Officer on the performance of his duties related to the management and control of all risks and capital.

The risk management structure also relies on Executive Committees for: (i) Risk Monitoring; (ii) Risk Management; and (iii) AML/TF/Sanctions and Information Security/Cybersecurity. Duties of the Executive Committee for Products and Services and the Executive Committees of the business areas include, among others, proposing the limits of exposure to their respective risks and preparing plans of mitigation to be submitted for evaluation by the Risk Committee, subject to a resolution of the Board of Directors.

Additionally, the Risk Committee is responsible for evaluating the management framework of our risks and proposing improvements. The Risk Committee advises the Board of Directors in the performance of its management duties and the control of risks and capital.

4.B.20.01-02 Credit risk

Credit risk represents the possible losses resulting from a borrower or counterparty's non-compliance with its financial obligations under any agreement, as well as the decrease in fair value of a credit agreement due to the deterioration in the borrower’s credit rating, the reduction in gains or remuneration, benefits granted during renegotiation, recovery costs and other amounts related to the non-compliance with the counterparty’s financial obligations. In addition, it includes Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations by a counterparty or to a mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to currency conversion of amounts received outside the country and associated with the operation subject to credit risk.

Credit risk management is a continuous and evolving process of mapping, developing, assessing and diagnosing risk through the use of models, instruments and procedures, thus requiring a high degree of judgment, discipline and control during the analysis of operations to preserve the integrity and independence of the processes.

We seek to control our exposure to credit risk, which mainly derives from the granting of loans, credit commitments, financial guarantees, securities and derivative financial instruments.

To avoid compromising the quality expected from the portfolio, committees monitor relevant aspects of the lending process, such as concentration, collateral requirements, maturities, and other aspects.

We continually outline the activities that can potentially generate exposure to credit risk, considering credit classification, size and probability of default, as well as establishing measurement and mitigation plans for those activities.

4.B.20.01-02.01 Lending

The diversity of our business model enables us to reach various audiences through directed and convenient channels in the various regions of Brazil. Segmentation strategies, both for individuals and legal entities, allow for good relationships with clients and the assertive offering of products and services.

This positioning has a positive impact on our credit profile, which is reflected in a diversified portfolio, both in terms of products and segments. This is balanced with the risks undertaken and appropriate levels of provisioning and concentration.

47 – Form 20-F 2022 | Bradesco

The Credit Department is responsible for the lending procedures which are guided by our credit policy. The policy ensures security, quality and liquidity for lending. The process is guided by risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures aimed at granting credit transactions and establishing operating limits.

When we evaluate and classify clients or economic groups, the quantitative (economic and financial indicators) and qualitative (personal, behavioral and transactional data) aspects associated with the client’s capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At our branches, the delegation of powers for submitting a proposal depends on its amount, our total exposure to the client, the collaterals and guarantees posted, the level of restriction and their credit risk rating. All business proposals are submitted for technical analysis and approval by the Credit Department.

The Executive Credit Committee was created to determine, within its authority, queries about the granting of limits or loans proposed by business areas which have been previously analyzed with the opinion of the Credit Department. Depending on the size of the operations/limits proposed, this Committee may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the granting of retail credit, which allows for a quick and reliable process, in addition to standardizing procedures in the process of analysis and approval of loans.

Our business is diversified, widespread and aimed at individuals and legal entities with a proven payment capacity and solvency. We seek to support loans granted with collaterals and guarantees that are adequate for the risk assumed, in line with the amounts, objectives and maturities of the loans granted.

4.B.20.01-02.02 Credit risk classification

We believe we have a robust governance process, practice and monitoring system. Governance practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or the total exposure to the counterparty, require approval from the Board of Directors. In addition, follow-ups on the portfolio are made frequently. We evaluate the portfolio progression, delinquencies, provisions, vintage studies and capital, as well as other factors.

In addition to the governance process for approving loan and recovery operations, within the risk appetite defined by us, the concentration limits of operations for each Economic Group, Sector and Transfer (concentration per country) are monitored. As well as indicators of concentration, there are specific indicators for: (i) the level of delinquencies above 90 days for Individuals; (ii) Problem Assets; and (iii) Credit Risk Economic Capital Margin, in order to monitor and track the capital in the economic and regulatory spheres.

The credit risk assessment methodology provides data to establish the minimum parameters for lending and risk management. It also allows for the possibility of defining Special Credit Rules and Procedures according to client characteristics and size. The methodology provides the basis for both the correct pricing of operations and for defining the appropriate guarantees for each operation.

The methodology applied also follows the requirements established by CMN Resolution No. 4,945/21, which provides for the Social, Environmental and Climate Responsibility Policy (PRSAC) and the actions aimed at its effectiveness.

48 – Form 20-F 2022 | Bradesco

In order to continuously improve our methodologies, the credit risk rating of loans entered into by our economic groups/clients is based on a grading scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by CMN Resolution No. 2,682/99 for the constitution of the applicable provisions for regulatory reporting purposes.

The risk classifications of credit operations are determined on the basis of the credit quality of economic groups/clients defined by the Client Rating, guarantees relating to the contract, type of credit product, past behavior of delinquencies, notes/restrictions and value of credit granted.

Client Rating for economic groups is based on standardized statistical procedures and judgment, and on quantitative and qualitative information. The ratings are established by economic group and periodically monitored to preserve the quality of the loan portfolio.

For Individuals in general, Client Rating classifications are also based on statistical procedures and the analysis of variables that distinguish risky behavior, performed through the application of statistical models for credit evaluation.

The Client Rating is used, in conjunction with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as to monitor the deterioration of the client’s risk profile.

4.B.20.01-02.03 Credit risk management process

The credit risk management process is carried out company-wide. This process involves several areas with specific attributes, ensuring an efficient structure. The measurement and control of credit risk is carried out in a centralized and independent manner.

Both the governance process and the existing limits are validated by COGIRAC and submitted for approval by the Board of Directors, being reviewed at least once a year.

The credit risk management structure plays a fundamental role in our second line, actively participating in the process of improving client risk classification models, supervising high risks through periodically monitoring key default events and providing levels of provisioning against expected and unexpected losses.

The attributes of the credit risk management structure follow our defined precepts of compliance. Integration with the other lines occurs on a continuous and frequent basis, enabling effective identification, measurement and control of credit risk.

4.B.20.01-02.04 Credit risk mitigation

Potential credit losses are mitigated using different types of collateral documented through different legal instruments, such as conditional sales, liens and mortgages, and financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the recovery time and the amount of value to be realized in respect of the collateral, its market value, the guarantor's counterparty risk and the legal safeguards of each type of instrument. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; and movable properties such as vehicles and aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees can also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument. Its risk is then transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case of default by the borrower, the buying party will receive a payment intended to compensate the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for the payment.

49 – Form 20-F 2022 | Bradesco

4.B.20.01-02.05 Control and monitoring

The credit risk unit of the Integrated Risk Control Department (DCIR) is responsible for the corporate control and monitoring of our credit risk. The department assists the Executive Risk Management Committee in discussions and the implementation of methodologies to measure credit risk. Relevant issues discussed by this committee are reported to COGIRAC, which reports to the Board of Directors.

In addition to committee meetings, the department holds monthly meetings with officers and heads of products and segments to ensure they are informed on the development of the portfolio of loans, delinquencies, adequacy of the provisions for non-performing loans, credit recovery, gross and net losses, portfolio limits and concentrations, the allocation of economic and regulatory capital and other items. This information is also reported monthly to the Executive Committee for Risk Monitoring and the Audit Committee.

Finally, the department also tracks each internal and/or external event that may significantly impact credit risk, such as mergers, bankruptcies or crop failures, and monitors economic sectors in which we have the most representative exposures.

4.B.20.01-03 Counterparty credit risk

Counterparty credit risk, to which we are exposed, is represented by the possibility of loss due to the non-compliance by the counterparty with obligations related to the settlement of operations involving bilateral flows. This includes the trading of financial assets or derivatives.

We maintain full control over the replacement cost and potential future exposure to transactions in which there is counterparty credit risk. Therefore, all exposure related to this risk is part of the general credit limits granted to our clients.

The management of Counterparty Credit Risk is responsible for modeling and monitoring (i) the use of the counterparty's credit limit; (ii) the portion of the fair value adjustment regarding the credit of the CVA (Credit Value Adjustment) of the derivatives portfolio; and (iii) the respective regulatory and economic capital. The methodology we adopted establishes that the portfolio’s credit exposure to a given counterparty can be calculated from the Replacement Cost (RC) of its operations in different financial market scenarios, which is made possible by the Monte Carlo simulation process.

In the context of risk management, we calculate the economic capital related to credit risk, including the derivatives portfolio segregated by counterparty, both for the definition of EAD (Exposure at Default) and CVA.

We carry out capital projection studies, such as the ICAAP Stress Test (Capital Adequacy Assessment) and the TEBU (Bottom-Up Stress Test). These multidisciplinary programs involve, at a minimum, the business areas and the Economic, Budget/Results and Risk Departments.

To mitigate the Counterparty Credit Risk to which we are exposed, we adopt a composition of guarantees including margin deposits and the disposal of government bonds (being operations conducted on behalf of clients), which are carried out by our own counterparty or in other custodian institutions, and which also have their own counterparty risks duly assessed.

Additionally, the calculation of the amount of exposure related to the counterparty’s credit risk, arising from operations with derivative financial instruments subject to the calculation of the capital requirement using the standardized approach (RWAcpad), was updated following the enactment of Circular No. 3,904/18 of the Central Bank of Brazil, but will be fully revoked by BCB Resolution No. 229/22 as of July 2023.

50 – Form 20-F 2022 | Bradesco

4.B.20.01-04 Market risk

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

All operations exposing us to market risk are mapped, measured and classified according to probability and magnitude, with the whole process approved at governance level.

In line with what we believe to be best practices of corporate governance, aiming to preserve and strengthen our management of market risks, as well as meet the requirements of CMN Resolution No. 4,557/17, as amended, the Board of Directors approved the Market Risk Management Policy. This policy is reviewed at least once a year by the relevant committees and the Board of Directors, providing the main operational guidelines for approving, controlling and managing market risk.

In addition to this policy, we have several specific rules that regulate the market risk management process, including the:

•	classification of operations;
•	reclassification of operations;
•	trading in government or private securities;
•	use of derivatives; and
•	hedging.

4.B.20.01-04.01 Market risk management process

Our market risk management process is carried out on a corporate-wide basis, ranging from business areas to the Board of Directors. This process is applied to several areas to ensure an efficient structure, in which measurement and control of market risk is performed centrally and independently. This process led to us becoming, in January 2013, the first financial institution in the country authorized by the Central Bank of Brazil to use in-house models of market risk to determine regulatory capital requirements. The management process is reassessed at least annually by the relevant committees and approved by the Board of Directors.

4.B.20.01-04.02 Control and monitoring

Market risk is controlled and monitored by an independent entity, the DCIR, which measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process on a daily basis.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee. In this forum, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted for approval by the Board of Directors. Processes and thresholds are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that the threshold was reached, and the Integrated Risk Management and Capital Allocation Committee is called in due time to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called upon to approve the new threshold or revise the positioning strategy.

51 – Form 20-F 2022 | Bradesco

For more information on how we assess and monitor market risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

4.B.20.01-05 Liquidity risk

Liquidity Risk represents the possibility of being unable to fully meet our obligations, without affecting our daily operations and incurring significant losses, as well as the possibility of being unable to trade a position at market price due to our significant size when compared to the usually traded volume or due to some market discontinuation.

Understanding and monitoring this risk is crucial, especially in the context of settling transactions in a timely and secure manner.

4.B.20.01-05.01 Liquidity risk management process

The management of liquidity risk is carried out at the corporate level and permeates all layers of governance. The following table lists the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury Department	■	Perform the day-to-day management of cash and liquidity;
	■	Propose limits for the indicators of control of liquidity risk, as well as the levels for the flagging of alerts;
	■	Comply with established strategic and operational limits; and
	■	Report on matters related to the management of liquidity by the Asset and Liability Management Treasury Executive Committee.
Integrated Risk Control Department	■	Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established;
	■	Calculate and disclose the indicators for the monitoring and control of liquidity periodically;
	■	Provide tools for simulation of the main indicators implemented; and
	■	Report matters related to the control and monitoring of liquidity risk in the commissions and executive committees where the theme is addressed.
Support Areas (Shares and Custody Department, International and Foreign Exchange Department and Department of Controllership)	■	Execute the projection of cash flows for the monitoring of liquidity, including intraday;
	■	Prepare forecast cash flow projections for the next 12 months and send them to the relevant departments;
	■	Check and ensure consistency, integrity and completeness of the database made available daily to managers and controllers of the liquidity risk;
	■	Provide management information on the cash flow to the Treasury Department, as well as on any significant changes in the levels of reserves of the Banks of the Conglomerate; and
	■	Provide management information on the mismatch mapping of the Treasury Department.
52 – Form 20-F 2022 | Bradesco

4.B.20.01-05.02 Control and monitoring

Our liquidity risk management is carried out through tools developed by robust platforms and validated by the independent areas of the business. Among the main metrics and indicators considered in the liquidity risk framework, we highlight:

•	Liquidity Coverage Ratio (LCR): consists of verifying whether liquid instruments are sufficient to honor our net cash outflows in the next thirty days in a stress scenario;
•	Net Stable Funding Ratio (NSFR): consists of verifying the structural funding sufficiency to finance the long-term assets of our balance sheet;
•	Deposit losses for different time horizons;
•	Funding concentration maps by different variables (product, term and counterparty);
•	Integrated stress exercises in which different risk dimensions are addressed.

For the main metrics, limits have been established, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Executive Committee), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

4.B.20.01-06 Operational risk

Operational risk is represented by the possibility of losses arising from faulty, deficient or inadequate internal processes, human and system error, or external events. This definition includes legal risk associated with our activities.

4.B.20.01-06.01 Operational risk management process

We adopted the Three Lines model, which consists of identifying and assigning specific responsibilities to each department so that essential operational risk management tasks are performed in an integrated and coordinated manner. The following activities are carried out for that purpose:

•	identifying, evaluating and monitoring the operational risks inherent in our activities;
•	evaluating the operational risks inherent in new products and services in order to adapt them to legislation, procedures and controls;
•	mapping and treating operational loss records for the composition of the internal database;
•	providing analysis and quality information to departments, aiming to improve operational risk management;
•	evaluating scenarios and indicators for the composition of economic capital and the improvement of our risk maps;
•	evaluating and calculating the need for regulatory and economic capital for operational risk; and
•	reporting on operational risk and its main aspects in order to support our strategic decisions.

4.B.20.01-06.02 Control and monitoring

Operational risk is controlled and monitored primarily by an independent entity, the DCIR, and is supported by several areas involved in the process of managing this risk.

53 – Form 20-F 2022 | Bradesco

4.B.20.01-07 Socio-environmental risk

Socio-environmental risk is represented by the potential damage that an economic activity can cause to society and the environment. The socio-environmental risks associated with financial institutions are mostly indirect and arise from business relationships, including those with supply chains and clients, through financing and investment activities.

4.B.20.01-07.01 Socio-environmental risk management process

The socio-environmental risk management process relies on a governance structure made up of committees, policies, rules and procedures, which proactively ensures proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with the Central Bank of Brazil’s resolutions and follows the principles of relevance and proportionality, which are necessary given the complexity of financial products and the profile of our activities.

We seek to constantly incorporate and improve the criteria for managing socio-environmental risk arising from business relationships with clients through credit and financing operations, by use of a questionnaire that addresses environmental, social and governance aspects, including in relation to collateral analysis, suppliers and investments, which make up the scope of the analysis reflected in our Social, Environmental and Climate Risk Standard.

We have several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the PRI, the Business Charter for Human Rights and the Promotion of Decent Work (Ethos), the UNEP-FI and the Global Compact, among others.

➢  Equator Principles

We have been a signatory to the Equator Principles since 2004. These Principles assess, among other requirements, labor conditions, human rights, and impacts on traditional communities and the environment produced by projects financed by us, in line with Brazilian legislation, IFC guidelines and World Bank Group Health, Safety, and Environment Guidelines.

➢  Equator Principles Implementation Process

For the implementation of the Equator Principles, the Project Finance Financial Advisory service is provided through Banco Bradesco de Investimentos – BBI, which has the support of the Socio-environmental Risk Control Area of the DCIR to present the content and application of the Equator Principles and the benefits of meeting them in future projects.

Operations involving Project Finance, Corporate Project Loans and Bridge Loans are designed mainly for clients in the corporate business, which is responsible for capturing and registering business through credit proposals. These proposals are analyzed from an economic-financial perspective by the Credit Department and from a socio-environmental risk perspective by the Socio-environmental Risk Control Area.

It is up to the Socio-environmental Risk Control Area to evaluate the proposals, analyze the documents and classify the projects according to the Equator Principles, categorizing them into High Risk (Category A), Medium Risk (Category B) or Low Risk (Category C) and issuing a socio-environmental risk opinion, taking into account the guidelines established by the Equator Principles:

•	High Risk (Category A) – Projects with potential risk and/or significant negative socio-environmental impacts that are multiple, irreversible or unprecedented.
•	Medium Risk (Category B) – Projects with limited potential for a reduced number of risks and/or negative socio-environmental impacts, generally localized, largely reversible and readily controlled through mitigating measures.
54 – Form 20-F 2022 | Bradesco

•	Low Risk (Category C) – Projects without risks and/or negative socio-environmental impacts or with minimal, reversible and mitigatable risks.

The client’s operations approved in accordance with the established internal process are subject to socio-environmental obligations and monitored periodically.

4.B.20.01-07.02 Control and monitoring

➢  Loan operations

We follow the process of analysis, approval, contracting and monitoring of operations that fall under the Equator Principles. In this context, the following application categories are analyzed:

➢	Advisory Services to Project Finance where the transaction value is up to US$10 million;
➢	Project Finance where the transaction value is US$10 million or more; and
➢	Corporate Project Financing in which:
•	Most of the loan is for a single Project, over which the client has effective operational control;
•	The total value of the operation is US$50 million or more;
•	Our individual commitment (with other financial institutions) is US$50 million or more; and
•	The financing term is from two years.
➢	Bridge Loans with a duration of less than two years, to be refinanced by Project Finance or Corporate Project Financing;
➢	Project-Related Refinancing and Project-Related Acquisition Financing where:
•	It was initially financed according to the Equator Principles framework;
•	There was no significant change in the scale or scope of the project; and
•	The physical completion of the project had not yet occurred at the time of signing the line of credit or loan agreement.

In addition to complying with the Equator Principles, we also follow a set of socio-environmental criteria as part of our credit analysis of projects that present potential socio-environmental risk.

As part of the analysis, we conduct verification of the existence of contaminated or embargoed areas, licenses, certifications and environmental studies. This information helps to identify potential socio-environmental risks to be addressed with clients.

In making its decisions, the Executive Credit Committee takes into account socio-environmental risks, in addition to other economic and financial aspects, and, once the granting of credit is approved, the contracting of the operation is carried out through negotiation and the insertion of socio-environmental obligations in the financing agreements. Projects that present potential socio-environmental risks are monitored periodically, in order to ensure compliance with these contractual obligations.

Matters related to socio-environmental risk are considered by the Risk Management Executive Committee.

The Sustainability and Diversity Committee is responsible for validating the Corporate Sustainability Policy and works with Senior Management to define organizational sustainability strategies, reporting to the Board of Directors.

55 – Form 20-F 2022 | Bradesco

➢  Supply chain

We carry out a socio-environmental assessment of suppliers, aimed at mitigating socio-environmental risks in their supply chain. In this sense, suppliers are evaluated in an ongoing process, taking into account the environmental, labor, occupational health and safety legislation, international standards, and internal guidelines in force.

4.B.20.01-08 Climate risk

Climate risk represents the possibility of financial losses due to the potential impacts arising from climate change. These include physical impacts caused by weather events, such as floods, storms, frosts, landslides, water crises, and temperature increases, among others. The set of changes that result in these consequences are called physical risks.

In response to physical events, regulatory or social changes are introduced, which tend to generate responses aimed at mitigating climate change. These initiatives depend on the transition to a low-carbon economy, in which the volume of greenhouse gas emissions must be much lower than from current levels. To accelerate this transition and mitigate the physical effects, changes in market logic, regulations and technologies are expected, as well as an increasing level of accountability from organizations for their role and performance in the transition. The risks associated with this process are known as transition risks.

Climate risks, when associated with financial institutions, are mostly indirect and come from business relationships with customers and suppliers.

4.B.20.01-08.01 Climate risk management process

Climate risk management is based on a governance structure consisting of committees, policies, standards and procedures which enable the identification, classification, and monitoring of climate risks, in accordance with the Resolutions of the Central Bank of Brazil and in line with the principles of relevance and proportionality.

Our management process, reflected in our policies, follows the scope of analysis defined by us and consists of identifying, classifying and monitoring levels of climate risk. This assessment is incorporated into our credit approval process for legal entities and is considered when making the approval decision. Additionally, it enables us to monitor the exposure of the corporate loan portfolio to the potential impacts of climate change by sector.

4.B.20.01-08.02 Initiatives and commitments

We have made commitments related to climate goals, joining the NZBA and subscribing to the PRI, as well as being a signatory to the Global Compact and integrating the UNEP-FI into our business. Since 2019, we have been participating in industry initiatives focused on developing climate risk management methodologies and tools for the banking industry, in line with the recommendations of the TCFD.

4.B.20.01-09 Compliance risk

Compliance risk is the risk arising from legal or administrative sanctions, financial losses, reputational or other damages due to a breach of, or a failure to comply with, the legal framework, regulations, recommendations of regulators and self-regulated entities and/or codes of conduct and ethics applicable to our activities.

56 – Form 20-F 2022 | Bradesco

4.B.20.01-09.01 Management process

We adopted the Three Lines model, which consists of identifying and assigning specific responsibilities to areas so that essential compliance risk management activities are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

•	Advising on compliance matters;
•	Promotion of a range of activities for executives, employees and associates, including of training programs and activities focused on compliance issues;
•	Establishment of rules and procedures aimed at ensuring our adherence to the Code of Ethical Conduct and external standards on client conduct, market and anti-corruption;
•	Evaluation of legal and regulatory aspects concerning our products and services;
•	Coordination to meet the demands of regulatory bodies, counterparties and correspondent banks;
•	Identification, evaluation and monitoring of compliance risks inherent in our activities;
•	Management of the Program of Expected Behaviors;
•	Monitoring and disclosure of new regulations and legislation applicable to our activities; and
•	Monitoring the implementation of policies and procedures.

These procedures are in line with the compliance activities management cycle, distributed in actions aimed at strategy, prevention, detection, response, remediation, and reporting.

4.B.20.01-09.02 Control and monitoring

Compliance risk is controlled and monitored primarily by an independent area, the Department of Compliance, Conduct and Ethics (DCCE), supported by several areas that are part of the risk management process.

4.B.20.01-10 Cybersecurity risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leakages, that could compromise the confidentiality, integrity and/or availability of our critical processes, assets and/or infrastructure.

4.B.20.01-10.01 Cybersecurity risk management process

Our cybersecurity risk management framework aims to ensure governance compatible with our size, risk profile and business model, so that critical IT assets and infrastructure are able to resist cyberattacks. This structure is adopted in a corporate manner and involves several areas with specific attributes, facilitating an effective structure that allows for the efficient control and mitigation of these risks by enabling them to be identified, measured, minimized and communicated, ultimately contributing to the achievement of our strategic objectives.

To ensure the proper management of cybersecurity risk, which allows for the proper assessment of risks and supports managers and Senior Management in decision making, we are guided by the following pillars of Information Security and Cybersecurity:

•	Confidentiality: with proper classification, encryption, access controls and network segmentation so that the right to read, copy and use information is granted only when necessary and to authorized persons, protecting us against misuse or data leaks;
57 – Form 20-F 2022 | Bradesco

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

The above principles are followed in the adoption of best market practices in processes, methodology and controls for the identification and management of cybersecurity risk, as well as the prevention and resolution of information and cybersecurity incidents. To this end, the following activities are carried out:

•	Threat Identification: detect and identify threats and vulnerabilities, as well as identify and assess risks and define potential scenarios that could affect our cyber environment. This stage also involves continuous monitoring of governance indicators that contribute towards improving the identification of trends and anticipating possible incidents;
•	Attack Protection: take preventive actions to mitigate or transfer cybersecurity risk and safeguard critical assets, such as cyber and information security training, and implement and manage security updates, virus protections, malicious files and software, keeping them periodically updated;
•	Attack Detection: timely monitoring and identification of risks involved in attacks or information leakages, with monitoring tools and investigation processes that inform those responsible for the response actions;
•	Attack Response and Recovery: recording and analyzing the origin and effects of relevant incidents, taking actions duly detailed in specific incident management regulations, defining the criticality assessment, designating those responsible for defining actions to contain the incident, restoring assets and mitigating the impacts of the incident, in addition to setting out the actions to be taken post-incident to facilitate decisions which avoid the occurrence of new similar attacks.

4.B.20.01-10.02 Cybersecurity risk measurement methodology

We use internal and external sources of information about new types of threats, vulnerabilities and cyberattacks, in addition to market standards such as ISO/IEC 27005:2018 – Information Security Risk Management, NIST Cybersecurity Framework – NIST CSF (Guide for the Improvement of Cybersecurity for Critical Infrastructure) and the Information Security Forum (ISF), to develop an internal cybersecurity risk assessment model.

➢  Incident Severity Classification

Information and cyber security incidents are classified according to the severity factors defined in the Information Security Incident Severity Matrix, considering the potential impacts on related parties, including financial, regulatory and reputational impacts, and the effect on system and service availability.

➢  Group on Tactical Actions for Information Security and Cybernetic Incidents (GATI)

When classifying the severity of an information security or cyber incident as critical, the Cyber and Information Security Incident Management (GIS) team, Computer Security Incident Response Team (CSIRT) or Security Operation Center (SOC) teams inform the GATI. This multidisciplinary group is formed by members of the Legal, IT, Digital, Marketing, Compliance, Conduct and Ethics, Integrated Risk Control, Retail, High Income and Wholesale departments, and its objective is to conduct the technical analysis and communicate measures to handle prioritized incidents.

58 – Form 20-F 2022 | Bradesco

➢  Hiring Relevant Service Providers

For service providers of data processing and storage and cloud computing classified as a relevant service, we perform an information security assessment, in line with CMN Resolution No. 4,893/21, applicable to institutions authorized to operate by the Central Bank of Brazil and which requires a cyber security policy and compliance with certain requirements.

4.B.20.01-10.03 Cybersecurity risk control and monitoring

The Risk Control Commission (CCR) is responsible for controlling and monitoring cybersecurity risk, discussing aspects related to methodology, governance and monitoring of cybersecurity risk. This Commission also advises the Executive Risk Monitoring Committee, which is responsible for the cybersecurity risk monitoring report, and advises the Executive Risk Management Committee, which formalizes the methodologies for controlling and evaluating cybersecurity risk. These Executive Committees are subordinate to COGIRAC.

In compliance with CMN Resolution No. 4,893/21, we use various means to control and monitor cybersecurity risk, such as internal policies and regulations (reviewed annually), training and awareness activities around information and cybersecurity, the communication of threats and incidents to interested parties, the management of information and cybersecurity indicators and the issuance of an annual report, in addition to independent and periodic effectiveness tests carried out on key controls.

4.B.20.01-11 Business Continuity Management (BCM)

We base our BCM program on the ABNT NBR ISO 22,301 standard, which defines Business Continuity as “the Organization’s ability to continue to deliver products or services at a previously defined acceptable level following the occurrence of an interruption incident”.

The procedures adopted after an interruption incident, and which must guarantee the acceptable operational level of critical business processes – internal or outsourced – are contained in a Business Continuity Plan (BCP) or in a defined continuity strategy, which seek to resume activities and minimize possible impacts on our clients.

The organizational and governance structure established for Business Continuity includes corporate policies and standards which define roles and responsibilities and aim to ensure that the plans and strategies employed are up-to-date and efficient, by requiring periodic tests and exercises to be carried out within the business units. These policies also consider the critical processes carried out by service providers considered Relevant Suppliers.

These policies and internal rules are in line with the regulations of the Central Bank of Brazil and recommendations of the Basel Committee on Banking Supervision. The Business Continuity Management process is under the responsibility of the DCIR, in its BCM sector.

4.B.20.01-12 Corporate crisis management

The corporate crisis management process helps to ensure that any signs of crisis are timely identified, evaluated and classified according to their severity, so that actions can be promptly taken to reestablish the normal course of activities and strengthen our operational resilience.

The corporate crisis management process consists of the following steps:

•	Prevention: identify vulnerabilities and develop scenarios that could result in a crisis;
•	Preparation: develop crisis response plans and conduct training;
•	Response: trigger crisis management process and execute response plans; and
59 – Form 20-F 2022 | Bradesco

•	Recovery and Continuous Improvement: identify opportunities to improve crisis management processes and plans.

In order to help judge the severity of a crisis, we have established 4 Levels of Impact that determine the optimization of resources and the necessary steps to be taken in light of the event that presents itself: low, medium, high or critical impact.

4.B.20.01-12.01 Corporate crisis management structure

The corporate structure for crisis management consists of a robust control process, composed of forums that support the Executive Committee for Crisis Management in making decisions, proposing and communicating necessary actions and reporting the effectiveness of actions taken.

4.B.20.01-12.02 Internal communication

Internal communication relating to corporate crisis management is carried out in a timely manner, through the issuance of bulletins and reports to the Executive Committee for Crisis Management and other areas involved.

When necessary, we carry out timely communication with interested parties, informing them about the incident, the actions in progress and guidance provided to clients.

4.B.20.01-13 Model risk

Model risk is represented by the possibility of loss due to models with failures or deficiencies, or due to inadequacies in the process of model development or implementation.

Model risk assessment is carried out through a qualitative analysis involving a self-assessment, which is conducted by the model manager, and an independent assessment of the models, which considers the main dimensions that make up the models: methodology, data, technology environment, performance and governance. Following assessment of these dimensions, the model is assigned a grade that will result in one of five rating levels: Minimum Risk, Low Risk, Moderate Risk, High Risk and Very High Risk.

4.B.20.02 Independent validation of management and measurement models for risks and capital

Models are quantitative tools that provide for the synthesis of complex issues, standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. The use of models is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support decision-making and to provide predictive information to several areas of the business, such as risk management, capital calculation, and stress testing. We also use other estimates from models to assess financial or reputational impacts.

However, virtually all models have inherent risks that can give rise to adverse consequences and which materialize as a result of decisions based on incorrect or obsolete estimates, improper calibration of parameters or inappropriate use of the risk models. In order to detect, mitigate and control these risks, as well as ensure adherence to the established minimum standards of compliance, robust governance of models is needed, as well as increased awareness of model risk throughout the business. Thus, it is the role of the Independent Model Validation area (of the Compliance, Conduct and Ethics Department) to work on strengthening the use of models, mitigating the limitations and weaknesses of the models, and reporting to corresponding managers, Internal Audit, Model Evaluation Technical Committee, and Risk Committees.

60 – Form 20-F 2022 | Bradesco

4.B.20.03 Internal controls

The DCIR, through the Internal Controls area, proactively manages risks and controls in our processes, in order to keep them at acceptable levels.

Our internal controls methodology is based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and based on the guidelines established by the Information Systems Audit and Control Association (ISACA) through the Control Objectives for Information and Related Technology (COBIT 5).

The Internal Controls area, in support of the first line areas, challenges the identification and evaluation of risks and controls, and the result of this activity is reflected in the risk maps for each entity, which are reviewed in light of the annual action plan issued by the Internal Controls area. In addition, it carries out thematic reviews (Swat Team), which aim to enhance the evaluation of the control environment of a given area, and the results of which are presented through thematic reports, with the identified risks and weaknesses being incorporated into the risk maps of each entity.

Risk maps, in turn, are reported monthly to the department officers, and contain information on all risks, problems and action plans under their responsibility. Periodically the Very High and High residual risks are reported to the Risk Monitoring Committee, Risk Management Committee and Integrated Risk Management and Capital Allocation Committee – COGIRAC, for acknowledgment or approval, according to the Governance Structure described in the Standard of the Internal Controls System.

In addition, a report is sent annually to the Board of Directors and the Audit Committee, consolidating the evaluations and conclusions of all the work carried out by the Internal Controls teams.

Internal controls effectiveness is supported by trained professionals and defined processes and technology as determined by our business needs.

4.B.20.04 Management and Processes in Cybersecurity

We assess Information Security/Cybersecurity at the highest strategic levels in order to protect our technological infrastructure against attacks, unauthorized access and malicious software. Our objective is to operate in a preventive, detective and corrective way to combat fraud and information security, in order to protect our information and that of our clients.

Accordingly, we have developed our security framework in line with the new digital environment, with a key focus on cybersecurity as one of the pillars of technology and processes, protecting client data, strengthening resilience, and establishing structures to identify and detect threats. We also have response and recovery procedures in place in case of cyberattacks.

With regard to the technical aspects, in order to prepare for and anticipate information security and cyber threats, the IT department promotes continuous investment in areas such as critical server and workstation processes, technology and tools and the inspection of source codes, and investment in the establishment of a lab for security tests.

We have systems to mitigate attacks from external connections and the internet; for the analysis of fraudulent behavior, unauthorized access and malicious software; for the analysis of network and user behavior; and intrusion detection, firewall, antivirus, ransomware and anti-spam systems. All of these provide protection for our IT infrastructure and systems. Furthermore, we continuously upgrade the security of our software and hardware, the digital certification in WEB servers and our encryption equipment, in addition to performing frequent resilience tests.

61 – Form 20-F 2022 | Bradesco

We continuously monitor the effectiveness of these measures and we have Security Operations Centers (SOCs) focused on identifying potential vulnerabilities and establishing an active defense through the use of cognitive intelligence.

Additionally, we have a cyber intelligence team working to identify threats and confirm the necessary corrective measures, and a Framework of Response to Incidents integrated into our crisis management policies that describes roles and responsibilities in three levels, covering the pillars of Confidentiality, Integrity and Availability: Strategic, Tactical and Technical.

We adopt strict procedures to ensure that our clients' information is secure. Management and technical areas communicate and interact with one another in order to create solutions, provide secure access to service channels and minimize exposure and vulnerabilities. We have a range of security devices and technologies, including biometrics, chip cards, 2D digital validation/QR code and OTP devices (physical and cell phone token, etc.), which are used to prevent fraud and unauthorized access. We have developed awareness campaigns through client channels and social media. On our “seguranca.bradesco” website there are several guidelines for the public, including videos of the web series “Protect Yourself” with prevention tips on current key scams/fraud, which aim to improve user knowledge of our security measures.

In conjunction with technical measures, we ensure that employees are prepared for, and engaged with, the issue of cybersecurity. A culture of security is fundamental for the measures, processes and technologies to be effective. For this reason, we invest in training and awareness materials for employees, associates and clients so that they are aware of the issue and can be prepared for, and up to date with, the inherent risks and threats.

We also provide continuous training programs and run awareness campaigns on the issue of cybersecurity, and we have an executive committee dedicated to the issue, focused on protecting technological infrastructure against attacks, unauthorized access, theft of information and insertion of malicious codes. This committee also develops cybersecurity strategies and ensures effective actions are taken.

The CMN amended Resolution No. 4,893/21, which regulates the cybersecurity policy on the requirements for contracting data processing, storage services and cloud computing, and which must be observed by institutions authorized to operate by the Central Bank of Brazil. In April 2021, following the same guidelines, BCB Resolution No. 85/21 was amended for payment institutions. In short, Resolutions No. 4,893/21 and No. 85/21 improved the current rules regarding cybersecurity policy, but without changing their essence, highlighting the need for financial and payment institutions to define and document criteria that would constitute a crisis situation on the grounds of a cyberattack and the interruption of relevant services. Furthermore, we observe the provisions of the Security Manual of Open Finance, which establishes the minimum security requirements for APIs (Application Programming Interfaces) and other systems related to Open Finance, of which we are compulsory participants according to Communication No. 36,480/20, instituted by BCB Normative Instruction No. 305/22.

4.B.20.05 Corporate security

Our Corporate Security Department’s mission is to promote security solutions by creating, implementing and maintaining and updating rules and processes aligned with our business.

It operates strategically in the areas of Information Security and Cybersecurity, Access Management, Privacy and Data Protection, Prevention of Electronic, Debit/Credit Card and Documentary frauds, and Physical and Property Security. We also systemically implement security procedures in electronic channels, systems and information to assess the level of security and propose improvements. In addition, the department is responsible for delivering Technical Opinions on strategic security issues and the implementation of products, services, processes and AML/TF.

We highlight the main areas and activities:

•	Policy and Standards Management: its mission is to develop, maintain and manage the Policy and Corporate Information on Security Standards applicable to our business, adhering to best practices; and evaluate and approve specific standards and rules, related to Information Security and which have been developed by Departments and Related Companies;
62 – Form 20-F 2022 | Bradesco

•	Cryptographic Keys and Digital Certification: its mission is to perform governance and generate Symmetric Cryptographic Keys, manage and provide support on Certification/Digital Signature and issue Digital Certificates, ICP-Brasil standard, for employees and our services;
•	Compliance and Risk Management: its mission is to identify and evaluate risks related to Information Security and Cybernetics, considering elements such as information assets, data criticality, threats and vulnerabilities, risk scenarios and controls established in market frameworks, and internal, legal and inflexible rules, with the aim of assisting the business in risk mitigation. It provides Information Security related grants for compliance with audits, regulatory bodies and internal and external entities;
•	Cybersecurity Management: its mission is to operate as the second line for Cybersecurity by managing the Framework for the Operational Model of Information Security (MOSI, in Portuguese), which establishes and monitors the Integrated Vision of Security and Cybernetics; develop and monitor the Master Plan of Information Security (PDSI, in Portuguese); consolidate and report on the metrics of performance and risk related to information and cyber security; and inform the appropriate committees of these risks and cyber threats. It also operates in the following spheres: data leakage monitoring; prevention and protection, the management of information security incidents and cybernetics and management of the multidisciplinary Group for Tactical Actions to Incidents of Information Security and Cybernetics (GATI), assessing more severe security incidents and their potential impacts on the business. It offers technical leadership support to the Corporate Crisis Management area, and provides services to the Computer Security Incident Response Team (CSIRT), for the prevention, detection, and resolution of security incidents. It performs analyses and proposes and maintains solutions for emerging threats and global trends to prevent transactional fraud in all channels, using the Cyber Digital Laboratory, which acts in the evaluation of security solutions that help mitigate the incidence of fraud and attacks trough digital channels and helps to ensure a secure and user-friendly customer experience;
•	The Electronic Fraud-Prevention: Bradesco App, Internet Banking, Net Empresa, Fone Fácil and Debit and Credit Card Product, in addition to Document Fraud Prevention (opening accounts – through branches, Bradesco Expresso, our Mobile App and next –, credit card, payroll-deductible loans, vehicle financing, Losango and consortium): their mission is to manage processes, security projects and preventive communication to detect and mitigate financial and reputational risks. They operate by monitoring transactions (24/7) and conducting preventive and reactive analyses of profiles and documents, in addition to carrying out strategic and corporate actions. They are supported by the Data Analysis and Modeling area with analytical solutions and statistical methodologies, in order to propose solutions to technical and business area managers that aim to balance security of access and use of electronic channels and debit/credit card products;
•	Access Management: responsible for setting the strategy and operational direction of the process for identification and access to corporate applications. This area aims to protect system resources and information against unwanted access, following the principles of segregation of duties, required access and the definition of automated controls;
•	Security Devices: assesses the need for systems, service channels, business managers and users in relation to authentication factors, and manages and monitors projects for Biometrics, 4-digit Password and Devices (M-Token, Token and TAN Code). It also helps with the acquisition, control and logistics of electronic devices;
•	Information Security for Third Parties: its mission is to establish Information Security criteria and responsibilities for contracting third-party services, in line with CMN Resolution No. 4,893/21, as well as to conduct governance and evaluation of service providers during their time with us, in line with established rules and principles relating to Information Security;
63 – Form 20-F 2022 | Bradesco

•	AML/TF: has the role of disseminating the AML/TF culture, empowering employees, partners and suppliers, and developing policies, standards and procedures to mitigate the risk of misusing our structure and/or products and services. It is also responsible for maintaining detection systems and running internal risk assessments, as well as ensuring continuous improvements in processes and controls, following the best national and international practices on the subject. The area advises the Executive Committee of AML/TF, which evaluates the effectiveness of the activities. Suspicious or atypical cases identified are communicated to the Financial Intelligence Unit (COAF) in compliance with regulatory/legal requirements;
•	Sanctions: this team protects our business and relationships with stakeholders by adopting actions aimed at preventing terrorist financing, drug trafficking, national and transnational criminal organizations and proliferation of weapons of mass destruction. It also detects and reports on sanctioned individuals and legal entities cited on international sanctions lists, or any activities with sanctions-related risks, in accordance with the laws and regulations in force. It develops, updates and disseminates sanctions policies and standards, and promotes awareness on the topic;
•	Governance and Privacy Management: responsible for ensuring and protecting the privacy of personal data we collect and process; receiving and processing, in good time, requests from data subjects based on the exercise of their legal rights; implementing and managing the Privacy Program, providing strategic guidelines, procedures, information, training and general guidelines to employees in order to comply with the LGPD and eventual demands arising from the regulator, the ANPD; and analyzing and monitoring the latest legal and judicial developments on the topic;
•	Physical and Property Security: responsible for maintaining specialized human resources and safety devices for the implementation of security standards in accordance with Law No. 7,102/83, Ordinance No. 3,233/12 of the Head Office of the Federal Police Department (DG/DPF) and the “Security Plan” issued by the Federal Police. It constantly evaluates security devices for potential vulnerabilities and monitors security systems and closed circuit TV (CCTV) on a 24/7 basis, aiming to prevent and guide actions to mitigate the effects of eventual claims.

In addition to the activities performed by the corporate security area, we have our Card department, a fraud prevention area, whose mission is to provide security solutions aligned to our business through the creation, implementation, and maintenance of preventive rules, processes and technologies. This fraud prevention department assesses the security of service channels, systems, processes and products, and suggests improvements. The department also issues technical opinions in connection with strategic security issues and the introduction of products, services or processes.

Among the main responsibilities of the “Corporate Security Global Vision,” we highlight the following:

•	The area responsible for preventing credit card fraud seeks to identify and mitigate the risk of financial losses and negative reputational impacts on the Bank. It develops prevention strategies against document and transactional fraud, monitoring and alerting in real time for all transactions made through client service and use channels. The measures are based on behavioral analyses of fraud, supported by statistical methodologies and predictive models of fraud, in order to ensure controls are aligned to the business. The area also diagnoses losses to identify systemic and operational weaknesses, recommending preventive actions to achieve alignment with the current strategy;
•	The projects and processes area establishes controls to identify risks and is responsible for evaluating the risk of fraud and issuing recommendations for new projects, processes and products.
64 – Form 20-F 2022 | Bradesco

The area proposes solutions that aim to balance use and security of products and access to service channels to business and technical area managers, as well as corporate and strategic preventive actions that follow the best practices of the market; and

•	The portfolio analysis area is responsible for managing and communicating information received from the fraud prevention area to our other areas.

4.B.20.06 Data processing

•	Our information technology services are frequently updated and are supported by a Data Center (CTI – Centro de Tecnologia da Informação), with an area of 11,900 square meters, specially built to harbor our IT infrastructure, and which has protections in place designed to ensure the continuous availability of our services;
•	Data is continually processed in a processing center (secondary site) located in Alphaville, in the city of Barueri – SP, which has equipment with enough capacity to take over the system’s critical activities in the event of a problem at our CTI. The main service channels have telecommunications services that work with one of the two processing centers;
•	We hold annual simulation exercises in which our IT center is rendered out of service in order to confirm that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers and followed by independent audits. In addition to all backup copies of electronic files stored and maintained at our IT center, secondary copies are saved and maintained in the Alphaville processing center, where all the activities related to the development of systems are located. We regularly test the systems and processes in force to ensure compliance with environmental regulations. Data protection aims to ensure the confidentiality, integrity and availability of information in accordance with its level of criticality;
•	If the public energy supply is interrupted, both centers have sufficient capacity to operate independently for 72 hours non-stop. After this period, operation is dependent upon the amount of fuel available to operate the generators that supply electricity;
•	Our infrastructure includes (i) systems to prevent attacks from external connections and the internet; (ii) systems for the analysis of fraudulent behavior, unauthorized access, malicious software and network behavior; and (iii) protection against invasion (intrusion detector), firewall, antivirus and anti-spam systems, all to protect our IT environment. We frequently upgrade the security of our software and hardware, digital certification in WEB servers and our encryption equipment;
•	We have three Network Operation Centers (NOC) within the IT Operations area, responsible for monitoring the environment 24/7 and responding to incidents occurring in service channels, systems, applications and infrastructure;
•	We have a Security Operations Center (SOC) in the IT Security area that resolves and responds to security incidents, monitors the environment 24/7 and develops prevention measures based on intelligence information;
•	Our safety tools monitor software and hardware and share information from stations and servers. In addition, we have a system to prevent loss of information data, the DLP, designed to ensure the protection of company data. A “Penetration Test” is performed annually by an independent firm and the IT security processes are certified by the ISO 27000 – Information Security;
•	Our internet systems have a separate infrastructure, enabling different client segments (individuals, corporate and staff) to use resources independently, in order to provide better services;
•	The IT structure is also supported by processes implemented in accordance with the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). We apply recognized practices for IT service management and our system is certified by the ISO 20000 – Service Management; and
65 – Form 20-F 2022 | Bradesco

•	The physical security of the data center is maintained by a baffle gate and a double contention door that isolates the entrance between doors. Video cameras monitor the entrance and internal areas of the data center, which are restricted environments to which access is authorized only by the authentication of passes and vascular biometrics.

4.B.20.07 Bradesco Integrity Program

Our main corporate integrity commitments are:

•	to conduct our business and develop our various relationships based on integrity, ethics and transparency, concepts that permeate our organizational culture and constitute our values and principles, which, in turn, are ratified by the Corporate and Sector-based Codes of Ethical Conduct and supported by Senior Management; and
•	to prevent and combat all forms of corruption and bribery.

These commitments are upheld through the Bradesco Integrity Program, which consists of a set of mechanisms and measures contained in the Codes of Ethical Conduct, the Corporate Anti-corruption Policies and Standards, the Integrity Program, the Giveaways, Gifts, and Amenities (Public Sector) Program and other standards, as well as procedures, processes, and controls established therein, aimed at preventing, detecting, reporting and remedying any acts of corruption and bribery, including fraud against the Government.

The Program, supported by the Integrity and Ethical Conduct Committee and by the Board of Directors, determines the guidelines, responsibilities, procedures, and controls in connection with the granting and receiving of giveaways, gifts and amenities, donations and sponsorship analyses; due diligence on suppliers of goods and services; bids with the Brazilian Government; political contributions; relationships with government agents, Politically Exposed Persons (PEP); classified employees and those related to politically exposed persons; mergers and acquisitions; licenses and permits; whistleblowing and non-retaliation against whistleblowers acting in good faith, in accordance with laws and regulations applicable in Brazil and countries in which we have business units.

The Integrity Program applies to our managers, employees, interns, apprentices, goods and services providers, banking correspondents in Brazil, business partners, controlled companies and companies that are members of the Bradesco Organization in its interactions and daily decisions, emphasizing our high standards of conduct and ethics. We continuously review, evaluate and improve the Program to align its governance with national and international anti-corruption practices.

We aim to continually promote an ethical and integrity-based culture by following the Code of Ethical Conduct and the Integrity Program. This program has been implemented in order to foster and maintain our culture of integrity among managers, employees, apprentices, interns, suppliers and service providers.

In December 2022, we promoted the Bradesco Integrity Week, which was based on the theme “Integrity, ethics and transparency: anytime, anywhere”. The event was held in hybrid format (face-to-face and virtual), featuring renowned external speakers and our executives and officers opening and closing the panels, as well as relying on the participation of employees located in our premises across Brazil and in the External Units where we have business.

4.B.20.08 Treasury activities

The main objective of the Treasury Department is to maximize results with available resources and manage risks, by complying with the limits set by our Senior Management and the guidelines issued by DCIR.

The main activities are as follows:

•	planning and managing our local and foreign currency cash flows;
•	developing and implementing our asset and liability management strategy;
66 – Form 20-F 2022 | Bradesco

•	managing maturity, rate and liquidity gaps arising from our activities;
•	defining costs for assets and liabilities operations;
•	obtaining price estimates and managing our commercial operations that involve risks such as: market, interest rate, foreign exchange, commodities and price index risks;
•	performing proprietary trading operations aimed at opportunities found within the range of our prospective scenario and market prices; and
•	taking part in analyses and decisions regarding directed credit and capital management.

4.B.20.09 Inovabra

In a world of exponential transformation, we created an innovation ecosystem to develop solutions that impact the life and experience of our clients. The work is three-fold:

•	Provide support to Bradesco’s business areas to implement new features or improvements to existing products;
•	Foster new products and services; and
•	Explore, suggest and experiment with new technologies.

To achieve these three goals, Inovabra has the following attributes:

•	Internal innovation program: in this program we encourage our employees to engage in intra-entrepreneurship. The innovation projects are prioritized, structured and carried out from the stage of conception through to the whole process of case construction and validation of the business model. Professionals from different business areas interact with one another, with startups and other agents from the innovation ecosystem, including major technology players, to generate innovative solutions that facilitate a better client experience, optimize existing products and services, expand to adjacent businesses, and increase participation in new markets. In addition, employees work together in a collaborative space in New York to find solutions that add value to our business and to monitor trends in new business models, technology and behavior.
•	Multidisciplinary team (analysts and research scientists): we are in frequent interaction with partners, universities and research institutions based in and outside of Brazil, to support and stimulate the acquisition of knowledge around emerging technologies and market evolution; the creation of new business model proposals; the development of test cases; and experimenting with emerging technologies, such as Artificial Intelligence, Blockchain, DeFi (Decentralized finances), Central Bank Digital Currencies (CBDCs) and Cryptoeconomics, Internet of Things (IoT), and Quantum Computing, among others.
•	Culture program: an initiative to inspire and produce innovative thinkers across the business, since innovation is everyone’s responsibility. The program encourages innovation and intrapreneurship habits, behaviors and skills, with the support of Unibrad – Human Resources (HR) and Marketing, and is based on four pillars:
o	Learn: knowledge generation and adoption of new skills and attitudes;
o	Connect: sharing knowledge, cases and experiences;
o	Communicate: disseminating knowledge through events, reports and newsletters; and
o	Management system: measuring culture and actions by monitoring, among other things, levels of engagement and content consumption, and the generation of new opportunities and innovation cases.

The program is aimed at both our employees and influencers (a select group of representatives from different areas of the bank who are the catalysts for innovation in their departments).

67 – Form 20-F 2022 | Bradesco

In 2022, 254 influencers participated in the program, representing 80% of areas. The group had access to 100 hours of training (live and recorded) and 22 innovation challenges have been started and five ongoing experiments are being coordinated by influencers. Throughout the whole business, there were more than 12 events with the participation of market experts and executives and with an average of 1,500 views.

•	Co-innovation environment: large companies, startups, investors and mentors work collaboratively to innovate and generate business. More than 230 startups and 82 large companies are part of this environment. In addition to fostering entrepreneurship in Brazil and a culture of innovation within organizations, the co-innovation environment contributes to the country’s quest for a more prominent position in global innovation. To complement the physical activities, the co-innovation environment has a digital platform to house startups and companies based outside of São Paulo that want to connect with other startups and access business opportunities with us and partner companies. In addition to the companies which form part of the physical environment and the companies connected via the platform, the co-innovation environment has partnerships with nine innovation centers in Brazil (Porto Digital, Gyntec, Artemisia, Nexus, ACATE, Hotmilk, Hospital do Amor, 100 Open Startups and Manaus Tech Hub – Sidia) to increase opportunities for startups and companies in their respective communities.
•	Unified and collaborative laboratory: centralizes our technology areas and major technology partners, with a secure environment for testing new technologies. Our objective for this model is to provide operational efficiency in the innovation process, product prototyping and design, and encourages experimentation with new solutions in partnership with startups and big techs, proof of concept, launches and solutions to new challenges. Our lab also has a Sandbox (testing platform) that enables the testing of solutions simulating our production environment, which ensures more accurate experimentation, reducing integration uncertainties and innovation time-to-market.
•	inovabra ventures: an equity fund for strategic investments in startups and high-growth companies that have innovative technologies and/or business models. The fund is managed by the Private Equity & Venture Capital area and aims to help generate value in companies and promote the expansion of entrepreneurship, including when this involves solutions that satisfy our clients’ needs.

➢  inovabra Results for 2022:

•	82 studies carried out by the multidisciplinary research team;
•	9 projects with new technologies;
•	77 experiments;
•	147 certifications across software and hardware;
•	163 technical recommendations;
•	14 contracted startups; and
•	7 investments in startups.

68 – Form 20-F 2022 | Bradesco

4.B.30 Business segment

The data for these segments was compiled from reports prepared for management to assess performance and make decisions about the allocation of funds for investments and other purposes. Our Management uses various data, including financial data in conformity with the accounting standards applicable to institutions authorized to operate by the Central Bank of Brazil (BR GAAP) and non-financial metrics compiled on a different basis. For further information on differences between the results on a consolidated basis and by segment, see “Item 5.A. Operating Results – 5.A.20.01 Results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021”.

The following table summarizes our main gross revenues by segment for the periods indicated:

As of and for the year ended December 31,	R$ in thousands
	2022	2021	2020

Banking
Interest and similar income from loans and advances (1)	100,297,936	71,601,993	66,566,176
Fee and commission income and income from banking fees	33,802,362	31,866,568	30,307,248
Insurance, Pension Plans and Capitalization Bonds
Premiums retained from insurance and pension plans	95,343,634	81,714,501	73,667,626
Fee and commission income and income from banking fees	1,701,005	1,779,999	1,875,701

(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For further details of our segments, see Note 38 to our consolidated financial statements in “Item 18. Financial Statements”.

We do not break down our revenues by geographic regions within Brazil, and less than 2% of our revenues come from international operations. For more information on our international operations, see “4.B.30.01-02.10 International operations”.

As of December 31, 2022, according to the sources cited in parentheses below, we were:

•	one of the leading banks in terms of savings deposits, with R$ 134,6 billion, accounting for 13,2% of Brazil’s total savings deposits (according to the Central Bank of Brazil);
•	the leader in BNDES onlendings, with R$6.3 billion in disbursements in 2022 (according to BNDES);
•	one of the leaders in automobile financing loans, with a market share of 13.9% (according to the Central Bank of Brazil);
•	the leading bank in payments of benefits to the National Institute of Social Security (INSS) retirees and beneficiaries, with over 11.6 million payments made, accounting for 30.8% of the total number of payments made according to INSS;
•	one of the leaders in leasing transactions in Brazil, with an outstanding amount of R$3.2 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (according to ABEL);
•	one of Brazil’s largest private fund and investment managers, through our subsidiary Bradesco Asset, with R$650.4 billion in assets under management (according to ANBIMA), including managed portfolios;
•	one of the leaders in third-party asset management, with R$1.1 trillion in assets, of which R$477.3 billion are managed through our subsidiary BEM DTVM (according to ANBIMA);
•	the leader by number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,569,684 quotas across three segments: (i) automobiles and motorcycles, with 1,160,037 quotas; (ii) real estate, with 251,451 quotas; and (iii) trucks, with 158,196 quotas (according to the Central Bank of Brazil);
69 – Form 20-F 2022 | Bradesco

•	highly ranked in Export, Import and Trade Finance (according to the Central Bank of Brazil); and
•	the largest company in the Brazilian insurance market, operating in all lines of this segment, with a 22.5% market share (according to SUSEP/ANS in September 2022) in the segments of Insurance, Open Pension and Capitalization, through the following companies: Bradesco Seguros S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Vida e Previdência S.A., Bradesco Capitalização S.A, Bradesco Saúde, Bradesco Argentina de Seguros S.A., Europ Assistance Brasil Serviços de Assistência S.A. and Eabs Serviços de Assistência e Participações S.A., Mediservice, Bradesco Saúde Operadora de Planos S.A. and Odontoprev S.A. The total revenues of Grupo Bradesco Seguros amounted to R$95.4 billion in insurance premiums, pension plan contributions and capitalization bond income.

4.B.30.01 Banking

In our banking segment, we offer a range of products and services to our clients including deposit-taking, granting of loans and advance payments, debit and credit card services and capital market solutions, through our extensive distribution network.

We have a diverse client base that includes individuals and small, mid-sized and large companies in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian markets, including middle- and low-income individuals.

The following table shows the income statement and other selected financial data for our banking segment for the periods indicated.

As of and for the year ended December 31,	Banking - R$ in thousands
	2022	2021	2020

Revenue from financial intermediation	151,198,428	98,849,913	74,335,609
Expenses from financial intermediation	(81,330,918)	(34,560,608)	(23,937,104)
Financial margin	69,867,510	64,289,305	50,398,505
Expected Credit Loss Associated with Credit Risk expense	(31,525,873)	(15,500,157)	(25,268,087)
Gross income from financial intermediation	38,341,637	48,789,148	25,130,418
Fee and commission income and income from banking fees	33,802,362	31,866,568	30,307,248
Personnel expenses	(20,321,773)	(18,425,804)	(17,714,158)
Other administrative expenses	(20,949,621)	(19,676,660)	(19,349,706)
Tax expenses	(6,880,656)	(6,340,354)	(5,476,957)
Share of profit (loss) of unconsolidated and jointly controlled companies	107,424	7,505	(271)
Other operating income / expenses	(8,457,925)	(13,689,730)	(15,634,441)
Operating profit/(loss)	15,641,448	22,530,673	(2,737,867)
Non-operating income/(expense)	426,197	(308,942)	(284,469)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,112,804)	(5,522,891)	14,508,637
Net income	13,954,841	16,698,840	11,486,301
Total assets	1,571,006,747	1,485,771,990	1,435,481,875
Loans	663,303,328	613,833,607	513,216,763
Deposits from customers	590,682,206	569,726,250	545,292,743
Investment Funds and Managed Portfolios	1,102,155,592	1,060,428,685	1,023,287,047
Other funding sources (1)	556,446,698	499,688,899	465,430,224

(1) Includes securities sold under agreements to repurchase, borrowing and on-lending obligations, funds from issuance of securities and subordinated debt. For more information about our funding sources, see “Item 5.B.20 Liquidity and funding”.

70 – Form 20-F 2022 | Bradesco

4.B.30.01-01 Clients

We aim to assist the largest number of people, thus fulfilling our mission of democratizing access to banking products and services, in addition to encouraging financial inclusion, social mobility and entrepreneurship. By the end of 2022, our client base was composed of 77.1 million clients.

A wide presence allows us to act on a large scale, with diversification as a differentiator of our business model. We do not make distinctions, but aim to serve every client with the same level of excellence, remaining aware of each client’s profile and continuously improving the way we provide services. These values extend to clients who are non-account holders.

4.B.30.01-01.01 Segmentation of Clients

To ensure we provide a high level of service to our clients, we operate a segmented business structure, for clients of Banco Bradesco, both individuals and companies, which we believe allows us to offer agility and practicality in all areas.

Companies

➢  Bradesco Corporate

Bradesco Corporate is responsible for serving business groups and is focused on both large and medium-sized enterprises. Based on a value proposition of physical proximity and fostering client relationships, it offices are located in the main financial centers, offering customized services with a national reach and a highly skilled team to fulfill clients’ needs through a wide portfolio of products, structured solutions and financial services.

To provide these solutions, it is important to strengthen the relationship with clients and to deliver a robust value proposition. Bradesco Corporate is segmented according to sector, market, size and nature of its client companies, among other criteria, consisting of four large areas:

•	Large Corporate: a highly qualified team, with a sector-based approach, offering customized consultancy services to serve large corporations located both in Brazil and worldwide;
•	Corporate: a specialized service for large companies, organized by market sector and with a physical structure in various cities in Brazil;
•	Corporate One: focused mainly on the middle market, it also has a team focused on providing services to large companies. This area has a national presence in Brazil and a regionalized structure, composed of 67 units located in the major cities and capitals, across 8 regions, and another 88 corporate branches throughout the rest of Brazil; and
•	Multinational & Institutional: our multinational business unit is targeted at global companies with Brazilian subsidiaries. It provides a differentiated service, with specialized professionals, financial solutions and services for a better operation in the country. Its operations in the institutional segment, including the offering of Prime Brokerage services, are centered on a team of professionals specialized in providing secure and efficient access to financial products and solutions to meet the needs of institutional clients, such as Asset Managers, Pension Funds and Stock Brokers.
71 – Form 20-F 2022 | Bradesco

➢	Bradesco Empresas e Negócios (Companies and Businesses)

Bradesco Empresas e Negócios is a business unit prepared to meet the needs of micro, small and medium-sized enterprises, with revenues of up to R$50 million per year through its business units strategically positioned throughout Brazil.

The business unit offers business management solutions and includes specialized professionals who assist companies. The service is available through our Branch Network, Digital Platform and exclusive High Value Branches.

Our solutions, including loans, financing, investments and business specialist in activities related to foreign trade, foreign exchange and cash management and insurance, aim to satisfy our clients and support their growth.

Individuals

➢	Bradesco Global Private Bank

Bradesco Global Private Bank offers exclusive, personalized service and works side-by-side with clients to preserve and manage family wealth and provide support for future generations.

Designing innovative solutions to meet clients' individual objectives and needs, we believe we have a complete Wealth Management structure, which involves liquid and illiquid assets and investment structures for the perpetuation of wealth.

Global Private clients have access to, what we believe is, a differentiated portfolio of local and international investments, and access to a multidisciplinary team of specialists, in addition to all of our business solutions including, among others, Banco de Investimentos BBI, Bradesco Asset, Ágora Corretora, Insurance and Pension Funds.

Bradesco Global Private Bank currently has 13 offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring a nation-wide presence, in addition to providing exclusive international services in Luxembourg and Miami.

➢	Bradesco Prime

Bradesco Prime is tailored towards high-income individuals. Operating across Brazil, its mission is to be the client’s first choice of bank, focusing on quality of service and the provision of appropriate solutions for its users through its well-trained teams. Besides a broad network, it has exclusive platforms to serve digital customers.

Our clients have access to the full relationship model, with carefully considered solutions for each profile and stage of life, plus numerous benefits such as:

•	Relationship manager: qualified professionals who support clients in managing their resources, considering their needs and stage of life;
•	Extensive Network: an extensive network of branches, Bradesco Prime Spaces and Platforms throughout the country, offering convenience and total privacy so clients can tend to their business affairs;
72 – Form 20-F 2022 | Bradesco

•	Program of benefits: a discount of up to 100% on the value of our service package and an exemption from the annuity of our credit cards, depending on the volume of investments and/or concentration of the client’s spending, plus up to 12 days without interest on overdrafts depending on the volume of investments;
•	Viva Prime program: a relationship platform that offers discounts on gastronomy, entertainment, travel and miscellaneous products, exclusive experiences in Cinemark Rooms, Teatro Bradesco (theater), Livelo and Menu Program, among others;
•	Recommended investment portfolios: suggested by a certified and qualified team based on the economic conditions and the analysis of the investor’s profile (API) that seeks to achieve the best balance between risk and return;
•	Investment specialists: to support the client to make decisions regarding their portfolio according to the investor profile and their current life circumstances; and
•	PIC (Prime International Center): remote service for foreign clients in Brazil.

Throughout its existence, the Bradesco Prime has invested in technology, the improvement of relationships and the training of its professionals, which has resulted in it holding a prominent position in the Brazilian market of banking services for high-income clients and has consolidated its position as one of the largest banks in the segment.

One of Bradesco Prime's primary objectives continues to be to provide “the best experience to its clients”, always seeking to make the relationship between clients and the bank more satisfactory and sophisticated.

➢	Bradesco Exclusive

Bradesco Exclusive is aimed at average-income individuals. Operating throughout Brazil, its main focus is the quality of its customer service and the provision of appropriate solutions according to the client’s current life circumstances. Our clients are constantly evolving, so we offer exclusive services to make their life easier, thereby increasing their perception of value and strengthening our relationship with them. Such services include:

•	Relationship Manager: qualified professionals who advise on financial planning, ask the necessary questions and offer solutions according to the client's current life circumstances;
•	Investment Advice: investment specialists who understand the needs and profile of the investor, clarify doubts and present, within the complete product portfolio, the best investment alternatives. In addition, the client can schedule an appointment using the Bradesco App or Internet Banking, or use the Investment chat on Internet Banking or the Bradesco App;
•	Loans: several credit products with different rates and conditions, allowing the client to use the pre-approved products available in several service channels;
•	Protection: insurance available for all phases of the client’s life, such as material goods or family protection (life, health and other insurance); and
•	Convenience: alternative services such as digital channels, including: the Bradesco App, Internet Banking, Self-service machines, as well as BIA (Bradesco Artificial Intelligence) via WhatsApp. Thus, the client decides how best to be served.

Bradesco Exclusive offers solutions to match a client’s needs and ambitions according to their priorities and provides recommendations aimed at specific products and services, based on the client's need and interest.

73 – Form 20-F 2022 | Bradesco

➢	Bradesco Classic

Bradesco Classic is centered upon financial inclusion, and is directed at our individual clients with an income profile of up to R$3,999 per month. Clients in this segment will have an easy access bank, along with a broad portfolio of products and services that meet their everyday needs and the advantage of being able to access them throughout Brazil, whether through our physical branches or our digital channels (App, Internet Banking and easy phone).

➢	Non-Account Holders

In 2018, the Non-Account Holders Department was created to strengthen the relationship with individual and corporate clients who purchased at least one of our products, except for checking accounts. By identifying the client’s profile and portfolio combination, we seek to provide financial products with personalized offerings through both physical and digital channels.

The purpose of the area is to coordinate offerings and approaches, as well as to facilitate access to financial products, creating new channels and providing new customer experiences with improved processes and technology.

4.B.30.01-02 Products and banking services

In order to meet the needs of each client, we offer the following banking products and services:

4.B.30.01-02.01 Deposit accounts

We offer a variety of deposit accounts to our clients, including:

➢	checking accounts, such as:
•	Conta Fácil (Easy Account) – a checking account and a savings account with the same bank account number, accessed by the same card, for individuals and legal entities;
•	Click Conta (Click Account) – checking accounts for children and young people from 0 to 17 years of age, with an exclusive website, debit card, automatic pocket money service, free online courses and exclusive partnerships, among other benefits;
•	Conta Universitária (Academic Account) – low fee checking account for college students, with subsidized credit conditions, student loans, an exclusive website, free online courses and exclusive partnerships, among other benefits; and
•	Conta Corrente (Checking Account) – accounts intended for companies and public entities of a specific legal nature, which do not have a linked savings account.
➢	traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial (TR), plus 0.5% monthly interest if the SELIC rate target is higher than 8.5% p.a., or TR plus 70.0% of the SELIC rate target if the SELIC rate target is equal to or lower than 8.5% p.a.; and
➢	time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário or CDBs) and earn interest at a fixed or floating rate.

As of December 31, 2022, we had 38.0 million account holders (clients who have a deposit account which is available for use), of which 36.2 million were Individuals and 1.8 million were Legal Entities. As of the same date, we had 68.7 million savings accounts.

74 – Form 20-F 2022 | Bradesco

4.B.30.01-02.02 Loans and advances to customers

The following table shows loans and advances to customers broken down by product type on the dates indicated:

As of December 31,	% of total portfolio	R$ in thousands
	2022	2022	2021	2020
Companies	46.1%	305,691,791	293,491,411	256,810,316
Financing and On-lending	16.8%	111,607,610	111,905,705	108,461,841
Financing and export	5.7%	37,587,540	46,635,544	51,461,844
Housing loans	3.1%	20,625,289	14,135,803	18,538,907
Onlending BNDES/Finame	2.5%	16,379,953	16,079,517	16,691,762
Vehicle loans	3.5%	23,242,661	18,927,295	13,589,893
Import	1.6%	10,391,807	13,055,441	5,696,949
Leases	0.5%	3,380,360	3,072,105	2,482,486
Borrowings	27.0%	179,349,940	169,606,160	140,384,792
Working capital	14.9%	98,963,672	101,989,937	91,405,458
Rural loans	1.1%	7,619,561	5,502,190	4,956,707
Other	11.0%	72,766,707	62,114,033	44,022,627
Limit operations (1)	2.2%	14,734,241	11,979,546	7,963,683
Credit card	1.1%	7,576,681	5,723,165	3,966,504
Overdraft for corporates	1.1%	7,157,560	6,256,381	3,997,179
Individuals	53.9%	357,611,537	320,342,196	256,406,447
Financing and On-lending	19.0%	125,994,550	119,730,088	93,134,830
Housing loans	12.8%	84,617,176	81,712,089	59,064,431
Vehicle loans	5.1%	34,012,500	30,884,597	27,818,022
Onlending BNDES/Finame	1.1%	7,213,697	6,961,700	6,105,589
Other	-	151,177	171,702	146,788
Borrowings	23.5%	156,052,453	142,243,997	118,655,689
Payroll-deductible loans	13.5%	89,761,029	84,535,206	69,897,126
Personal credit	5.3%	35,097,910	31,052,154	24,033,559
Rural loans	1.9%	12,367,701	10,348,497	8,419,040
Other	2.8%	18,825,813	16,308,140	16,305,964
Limit operations (1)	11.4%	75,564,534	58,368,111	44,615,928
Credit card	10.5%	69,954,999	53,771,164	41,229,795
Overdraft for Individuals	0.8%	5,609,535	4,596,947	3,386,133
Total portfolio	100.0%	663,303,328	613,833,607	513,216,763

(1) Refers to outstanding operations with pre-established limits linked to checking accounts and credit cards, which limits are automatically restored as the amounts used are paid.

The following table presents the proportion of our outstanding loans and advances represented by each borrower or group of borrowers on the dates indicated:

As of December 31,	2022	2021	2020
Borrower
Largest borrower	0.9%	0.7%	2.1%
10 largest borrowers	6.4%	6.0%	7.5%
20 largest borrowers	9.4%	9.2%	10.9%
50 largest borrowers	13.5%	14.0%	15.7%
100 largest borrowers	16.6%	17.8%	19.2%

➢  Financing and Onlending

•	Financing and export and Import

Our Brazilian foreign-trade-related business consists of providing financial services to our clients in their export and import activities.

75 – Form 20-F 2022 | Bradesco

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing an export forex contract in exchange for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or ACCs, and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or ACEs.

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as NCEs and CCEs), and Export Financing Program with rate equalization – PROEX.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relationships with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 845 correspondent banks abroad, 68 of which offered credit/guarantee lines as of December 31, 2022.

•	Housing loans

Housing loans are provided for: (i) the acquisition of residential and commercial real estate, and plots of land; and (ii) the construction of residential and commercial developments. As of December 31, 2022, we had 336 thousand financing contracts.

Loans for the acquisition of residential real estate have a maximum term of up to 35 years and annual interest rates of 9.5% to 9.9% p.a. and are indexed to TR, or annual interest rates of 2.99% p.a. and are indexed to the savings account remuneration. Commercial real estate financings have a maximum term of up to ten years and annual interest rates up to 11.0% p.a. and are indexed to TR.

Loans for construction, also known as the Businessman Plan, has a construction term of up to 36 months plus a grace period for transfers to borrowers, which varies between 6 and 12 months. The interest rates of these loans are priced individually at the time of contracting and are indexed to TR or savings rates.

Central Bank of Brazil regulations require us to grant at least 65.0% of the balance of savings accounts as housing loans. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

•	BNDES/Finame onlending

BNDES is the bank used by the Federal Government to support entrepreneurs of all sizes, including individual rural producers in carrying out their plans for modernization, expansion and implementation of new businesses, with the aim of generating jobs, income and social inclusion in Brazil. Its portfolio has certain products and programs to provide government-funded long-term loans with different interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, lending to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrower's credit. Although we bear the risk for these BNDES and Finame onlending transactions, the transactions are always secured.

In 2022, we disbursed R$6.3 billion, 71.3% of which were loaned to micro, small and medium-sized enterprises.

•	Vehicle loans

Vehicle Loans are granted for the purchase of light and heavy vehicles, both new and used, to individuals and legal entities. We offer these products through our branch network and Bradesco Financiamentos, being in direct contact with clients and business partners for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

76 – Form 20-F 2022 | Bradesco

Our vehicle loans portfolio grew in 2022 due to the changes made to our approval policies, economic recovery and improvements in procurement processes, maintaining its position among the largest portfolios in the Brazilian markets.

•	Leasing

As of December 31, 2022, we had 3,763 active leasing agreements. According to ABEL, our leasing companies were among the sector leaders, with a 23.5% market share in Brazil, based on the market portfolio of leases of R$15.2 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 23.6% of our transactions were for vehicles (cars, buses, micro-buses and trucks).

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing, and through Bradesco Financiamentos.

➢  Borrowings

•	Working Capital

This is a line of credit for companies, available via physical and digital channels, granted to cover expenses or investments inherent in the company’s working capital, such as payments relating to salaries, stock renewal, training and others.

•	Personal Loans / Payroll-Deductible Loans

Personal loans are loans with a pre-approved limit for an unspecified purpose. Payroll-deductible loans are available to INSS pension plan beneficiaries and retirees, to public servants and to the private sector.

The average term of these loans is 59 months and interest rates range from 1.6% to 3.5% p.m., as of December 31, 2022.

•	Rural loans

The provision of loans and financing to the agribusiness sector is made available from the following resources:

➢	The demand deposit, due to the requirement by the Central Bank of Brazil for the investment of 25% of the Value Subject to Collection (VSR), which is called Obligatory Resources (RO), in the agribusiness sector, and which has interest rates from 5.00% p.a. to 12.0% p.a. as per the rule of investment of the Manual of Rural Credit (MCR);
➢	The Bank’s Treasury for operations; and
➢	BNDES onlending, through lines directed to the Agribusiness sector, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 10 years.

The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually tied to the disposal/mortgage of property and machines, the latter valid for the financing of goods in addition to agricultural or livestock lien.

77 – Form 20-F 2022 | Bradesco

➢  Operations with limits

•	Credit card

We offer a comprehensive range of credit cards to our clients including Elo, American Express, Visa, MasterCard and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

➢	exchange fees on purchases carried out in commercial establishments;
➢	annual fees;
➢	interest on credit card balances;
➢	interest and fees on cash withdrawals through Automated Teller Machine (ATMs); and
➢	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

➢	credit cards for different audiences for purchases and withdrawals in Brazil and abroad;
➢	credit cards directed toward high-net-worth clients, such as “The Platinum Card”, “Infinite”, “Black”, “Nanquim”, “Diners” and “Aeternum” from Elo, Visa, American Express and MasterCard brands;
➢	cards destined for corporate clients, geared toward business expenses and control of expenditure;
➢	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
➢	co-branded credit cards, which we offer through partnerships with companies; and
➢	private label credit cards, which we only offer to clients of certain retailers, designed to increase business and build client loyalty for the corresponding retailer. These cards may or may not have a restriction on making purchases elsewhere, among other restrictions.

We hold 50.01% of the shares of Elopar, an investment holding company with shares in Alelo (benefit and prepaid cards), Livelo (coalition loyalty program) and Elo Serviços (a card brand). We have joint control of, and a relevant stake in, Cielo S.A. (payment solutions).

We also have a card business unit abroad, Bradescard Mexico, operating exclusivity in leading retail chains in Mexico.

We have several partners to whom we have offered co-branded/hybrid and private label credit cards. This has allowed us to deepen our relationships with our clients and offer banking and insurance products to our credit card clients, such as financing and insurance.

The following table shows our volume of transactions and the total number of transactions by credit cards for the years indicated:

	In millions
	2022	2021	2020
Transaction Volume - R$	298,107.5	234,032.8	192,814.1
Number of transactions	2,497.3	2,164.1	1,969.6

•	Overdraft

The overdraft is a revolving credit facility available for use with the checking account, which allows greater availability of financial resources in the case of withdrawals, transfers, honoring of payments and other debits, where the client's own resources are not sufficient.

78 – Form 20-F 2022 | Bradesco

•	Conta garantida (guaranteed account)

Conta garantida is a revolving credit facility for companies and individuals to meet short-term needs. The limit of the conta garantida allows for the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

➢  Credit policy

Our credit policy is focused on:

•	ensuring the efficient management of lending and credit maintenance and ensuring the profitability and strong growth of our assets;
•	ensuring a maximum level of commitment and/or exposure, based upon the nature of the client, individual or legal entity, and of the business; and
•	minimizing risks inherent in lending activities.

Our credit policy defines criteria for lending and setting operational limits. In accordance with the rules set out in our internal policy, credit approvals can be decided by the commercial area, by the credit department and by our Board of Directors.

Our transactions are diverse and target individuals and legal entities that show an ability to pay and remain in good standing. In all cases, we aim to have them secured by appropriate collateral to compensate for the risks involved, considering the use of funds and repayment periods, as well as risk ratings. The Central Bank of Brazil’s risk rating system has nine categories ranging from “excellent” to “very poor”. In line with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients /economic groups is based on a range of 19 levels for Corporate clients, of which 14 represent performing loans. This adheres to the requirements set forth in the Basel Accords. For more information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of Loans and Advances”.

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

79 – Form 20-F 2022 | Bradesco

The table below refers to the maximum percentages of exposure on Level 1 Reference Equity of the Bank by Client Rating in the Individual and Corporate business:

Corporate Client Rating	Retail Client Rating	As a % of Tier I Capital
AA1	AA1	15.0
AA2	AA2	12.5
AA3	AA3	11.0
AA4	AA4	10.0
A1	A1	9.5
A2	A2	8.5
A3	A3	7.0
A4	A4	6.0
B1	B1	5.5
B2	B2	4.5
B3	B3	3.0
B4	B4	2.0
C1	C1	1.5
C2	C2	0.9
C3	C3	0.7
C4	C4	0.5
D1	D	0.4
D2		0.3
D3		0.2

Our credit policy is continuously developing and as part of our risk management process, we continue to improve our credit granting procedures, including procedures to gather data on borrowers, calculate potential losses and assess applicable classifications. Additionally, we assess our institutional credit risk management in view of the recommendations by the Basel Accords, including by:

➢	refining our methodology to calculate possible losses;
➢	identifying and implementing changes in our reporting processes to improve our loan portfolio management;
➢	restructuring our information control structure; and
➢	assessing the organizational structure of our loan assessment practices, including analyzing the demand for technology and addressing new issues.

•	Lending

We use systems which are continually supervised and reviewed for loans operations analysis, allowing us to build a level of flexibility and accountability, as well as standardize the procedures for conceding loans.

With these tools, we believe our branches can respond quickly to clients, keep costs low, and control the risks inherent in consumer credit in the Brazilian markets.

The following table shows approval limits established for loan analysis:

Total Risk Amount	R$ in thousands

Decision-making authority
Credit department	up to 20,000
Credit officer	up to 25,000
Decision Credit Meeting	up to 40,000
Executive credit committee (Daily Meeting)	up to 150,000
Executive credit committee (Plenary Meeting)	up to 5,000,000
Board of Directors	over 5,000,000
80 – Form 20-F 2022 | Bradesco

In order to serve our clients’ needs as quickly as possible and securely, the Credit Department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

➢	in the “Classic”, “Exclusive”, “Prime” and “Private – Individuals” segments, we consider the individual’s reputation, credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), bank indebtedness and history of their relationship with us, compliance with payment dates and rates in loans and advances, as well as the guarantees involved;
➢	in the “Companies and Business” segment, in addition to the points mentioned above, we focus on the owners of the relevant company, as well as considering the length of time in business and monthly revenues;
➢	in the “Corporate One”, “Corporate”, “Large Corporate” and “Multi & Institutional” segments, we consider management capability, the company/group’s positioning in the market, its size, its economic development, cash flow capability, and business perspectives. Our analysis includes the applicant, its parent company/subsidiaries, and the type of business; and
➢	our analysis also extends to socio-environmental risks for projects that require clients to show compliance with socio-environmental regulations and the Equator Principles, consisting of socio-environmental criteria as conditions for loans, which were introduced in 2002 by the International Finance Corporation (IFC), the World Bank’s financial arm.

•	Collection and Loan Recovery

We have a department that focuses on the collection and recovery of loans, seeking to reduce the rates of delinquency and losses, as well as to maintain our relationship with clients. By using our own algorithms, updated periodically, with separate debtors according to levels of risk and likelihood of payment, our collection strategies are more assertive and efficient.

Collection occurs through our network of branches, call centers, digital channels, and friendly and judicial collection offices. In addition, specialized regional teams tailor their operations and submit significant cases to the corresponding authority levels in the Commission or Executive Committee for Collection and Credit Recovery, respecting the governance of the established authority level. Once the usual means for loan recovery have been exhausted, we periodically perform sales of delinquent loans through auction processes in order to optimize all means of resources and collection.

4.B.30.01-02.03 Cash Management Solutions

➢	Management of accounts payable and receivable – In order to meet the cash management needs of our clients in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, digital channels and the Bradesco App, all of which provide more speed, stability and security for client data and transactions. Our solutions include receipt and payment services and resource management, enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, and payment processing services, and from funds in transit received up to the date of their availability to the related recipients.

➢	Solutions for receipts and payments – In 2022, we settled 1.1 billion invoices through the services of Cobrança Bradesco and 507.9 million receipts pertaining to tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 1.1 billion documents related to payments to suppliers, salaries and taxes.
81 – Form 20-F 2022 | Bradesco

➢	Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies conducting business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies.
➢	Niche Markets – We operate in various niche markets, such as franchises, Individual Microentrepreneur (MEI), education, health, condominiums, and notary offices, among others, where our clients have the support of a specialized team with the mission of structuring customized solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists who, through their relationship with franchising brands, identify opportunities to finance and provide services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized services. We have more than 600 agreements in place with franchising brands, generating numerous opportunities to open new checking accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide toLocal Production Groups (APLs, local acronym), by providing services to businesses and assisting these clients. Participating in an APL strengthens companies, because together they can form a collaborative and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, there are 839 APLs throughout the country, located in 2,580 municipalities.

Microentrepreneurs use the MEI Portal, including free services provided by partners to meet their day-to-day needs.

4.B.30.01-02.04 Public authority solutions

We have a specific area dedicated to serving the public administration, which offers specialized services to identify business opportunities and structure customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website, developed for our clients, offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services.

Our commercial relationships with such public authorities are conducted by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities based on GDP, and 34 Platforms providing services to the City Halls and other Authorities.

In 2022, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.6 million retirees and pensioners.

82 – Form 20-F 2022 | Bradesco

4.B.30.01-02.05 Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

Bradesco Asset also conducts management of third-party resources, being responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds; and
•	FIDCs (Receivable Funds), FIIs (Real Estate Investment Funds) and ETFs (Exchange Traded Funds).
➢	Management of funds and portfolios – On December 31, 2022, Bradesco Asset managed 1,786 funds and 454 portfolios, providing services to 3.7 million investors. Among its biggest clients are all of our client segments (for more information on our segmentation, see “Item 4.B.30.01-01.01 Segmentation of Clients”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among other types.

The following tables show the equity of funds and managed portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period.

Equity under Management by Type of Investment as of December 31	R$ in thousands (1)
	2022	2021
Investment Funds
Fixed income	495,149,024	456,173,051
Equities	14,525,819	19,811,882
Multimarket	59,550,782	64,620,467
Total	569,225,625	540,605,400
Managed Portfolios
Fixed income	72,931,568	73,701,245
Equities	8,215,554	10,670,278
Total	81,147,122	84,371,523
Overall Total	650,372,747	624,976,924

(1) Source: ANBIMA. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2022		2021
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,786	3,718,997	1,977	3,114,756
Managed Portfolios	454	845	577	958
Total	2,240	3,719,842	2,554	3,115,714

83 – Form 20-F 2022 | Bradesco

➢	Administration of third-party funds – On December 31, 2022, we provided administration services to 4,415 funds, 486 portfolios and 48 investment clubs, providing services to 3.1 million investors.

The following tables show the equity of, the number of, and the number of quotaholders in the funds, investment clubs and managed portfolios under our administration at each date shown.

Equity under Administration by Type of Investment as of December 31	R$ in thousands (1)
	2022	2021
Investment Funds
Fixed income	814,214,370	744,586,114
Equities	65,753,144	82,284,838
Third party share funds	128,606,598	129,617,283
Total	1,008,574,112	956,488,236
Investment Clubs and Managed Portfolios
Fixed income	72,931,568	73,701,245
Equities	8,215,554	10,670,278
Third party share funds	12,434,358	19,568,925
Total	93,581,480	103,940,449
Overall Total	1,102,155,592	1,060,428,685

(1) Amounts shown are funds of third parties and are estimated by us based on the records we keep as administrator of the funds, investment clubs and managed portfolios. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2022		2021
	Number	Quotaholders	Number	Quotaholders
Investment Funds	4,415	3,180,201	4,276	3,177,296
Managed Portfolios	486	-	497	-
Investment Clubs	48	359	58	461
Total	4,949	3,180,560	4,831	3,177,757

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

In 2022, Bradesco BBI received the award “Investment Bank of the Year in Variable Income” by The Banker, the "Best Investment Banking Brazil" and "Outstanding Leadership in Sustainable Project Finance" awards by Global Finance, the "Investment Bank of the Year for Equity Raising" award by The Banker, the "Infrastructure Bank of the Year - Brazil" award " by Latin Finance and the award for "Best M&A Firm in Brazil" by the Global M&A Network.

In 2022, Bradesco BBI advised clients in a total of 282 operations across a range of investment banking products, totaling approximately R$362 billion.

84 – Form 20-F 2022 | Bradesco

➢	Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate purchase and sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2022, Bradesco BBI advised 29 transactions totaling around R$37 billion.
➢	Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2022, Bradesco BBI coordinated 10 operations totaling around R$53 billion.
➢	Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2022, Bradesco BBI coordinated a total of R$272 billion in the capital market and a total of 243 transactions. In Fixed Income, we highlight:
•	Operations in the Local Market – Bradesco BBI ended the year having coordinated 129 transactions in the local fixed income market, involving a total amount of approximately R$118 billion;
•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2022, Bradesco BBI advised 60 structured operations for different clients, totaling around R$34 billion;
•	Structured operations – Bradesco BBI structures customized financial solutions for its clients based on their needs, by offering a number of funding tools to companies. Such tools include: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2022, Bradesco BBI advised 37 structured operations for different clients, with a total amount of more than R$31 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinating 17 transactions, totaling around R$89 billion.

4.B.30.01-02.07 Investment Platform

We have a full asset management platform that aims to provide clients with differentiated and customized investment advisory services, in person and remotely, covering our entire product range, including investment solutions in Bradesco Asset, Ágora Investimentos, Treasury, and Bradesco Previdência, all taking into account the client’s profile, current life circumstances, needs, and objectives.

The investment advisory service has a team of investment specialists, in addition to assisting managers in the branch network, who complement each other. The clients also benefit from tailored portfolios, which combine a range of financial assets, established monthly based on the client’s risk profile and the perspectives of economic scenarios in the local and international environments.

4.B.30.01-02.08 Intermediation and trading services

➢  Ágora Investimentos

Ágora – Banco Bradesco’s official Brokerage – is an investment platform that prioritizes the journey and experience of the investor combining technology and innovation, and offering financial education, quality content and advice for all its clients. It is dedicated to the service of individuals and legal entities, both Bradesco and non-Bradesco account holders. Through the Ágora website or Ágora App, the client can access a Home Broker, their asset trading platform on B3 and a select portfolio of investments which is offered from selected institutions in the market, providing opportunities in fixed income, investment funds, COEs, LIGs, public offers and private pensions, including access to investments abroad. All of this is contained in one place, 24/7, either via the Ágora website or Ágora App.

85 – Form 20-F 2022 | Bradesco

To assist in making decisions when investing, on Ágora Insights, the clients have at their disposal recommendations, reports, analyses, livestreams during the trading session and podcasts, as well as greater coverage of companies listed on the stock exchange, with content prepared by a team of renowned economists and market analysts. With Ágora, whatever the profile, the client has a team of specialists who understand the subject when it comes to investing, finding the best opportunities according to their objectives.

In addition to the full range of investment products, the Ágora client has exclusive programs and services for their day-to-day life, such as the credit card Ágora Visa Infinite, with 1% cashback and several advantages; exclusive benefits such as a road toll tag and car parking with no fees, in partnership with Veloe; and the Ágora Plus Program, which offers discounts and cashback in several partner stores.

With regards to the pillar of financial education, through the Ágora Academy, we offer more than 90 courses, 50 of which are completely free. All have been developed by the best business schools in the country, for those who want to learn, specialize and even professionalize in the market.

Young people and university students can start their investment journey through special programs with Ágora Kids and Universitário. Market professionals have modern and advanced asset trading platforms, by Ágora Trader.

In December 2022, Agora Investimentos reached 886.2 thousand clients, with a total of R$68.9 billion in assets under custody, occupying the fourth position in the Ranking of Custody of Individuals of B3. We believe this was achieved by focusing on the journey and experience of the investor through technology and innovation, as well as the dissemination of financial education, quality content and specialized advice to all its clients.

➢  Bradesco Corretora

Bradesco S.A. CTVM, or Bradesco Corretora, provides services exclusively to the institutional segment, offering a full suite of investment analyses that cover the main industries and companies in the Latin American market, a team composed of 29 sector specialists who provide consultations to the clients by follow-up reports and stock guides, and a wide range of projections and comparison multiples. Bradesco Corretora also has teams of its own economists and fixed income analysts dedicated to institutional clients. Over 360 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors around the world, such as those domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary markets, and negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

Bradesco Corretora traded R$514.0 billion on the B3 equity markets in 2022, and ranked second in Brazil in terms of the total trading revenues and third in terms of revenue from global investors according to MacLagan.

In addition, in the same period, Bradesco Corretora traded 1.5 billion futures, forwards, swaps and options totaling R$50.0 trillion in B3. In 2022, Bradesco Corretora ranked fourth in the Brazilian markets, in relation to the number of futures contracts, terms, swaps and options executed according to B3.

Bradesco Corretora remains adherent to the Operational Qualifying Program (PQO), maintaining the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), confirming the high quality of its futures contracts and variable income markets. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently B3).

86 – Form 20-F 2022 | Bradesco

4.B.30.01-02.09 Capital market solutions

In 2022, we were one of the main providers of capital market services and we maintained our leadership position in the domestic and global market, according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs, quotas of investment funds, CRIs and debentures); custody of shares backed by Depositary Receipts (DR), loan of shares, liquidating bank, depositary (Escrow Account – Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary management for investment funds.

Bradesco Custódia has Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which includes the issuance of the Control Assurance report in a Service Provider Organization. These certifications improve our control structures, increasing the level of effectiveness and quality of processes.

As of December 31, 2022, the set of services provided by us which we call Bradesco Custódia, was composed of:

➢	Custody and controllership services for investment funds and managed portfolios involving:
•	R$2.1 trillion in assets under custody;
•	R$3.2 trillion in assets under controllership; and
•	R$237.8 billion in market value, related to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.
➢	Fiduciary management for funds, investment clubs and managed portfolios involving:
•	R$1.1 trillion total shareholders’ equity of investment funds under fiduciary management by us in investment funds, portfolios and investment clubs.
➢	Securities bookkeeping:
•	262 member companies of the Bradesco Book-entry Stock System, with 11.1 million shareholders;
•	476 companies with 813 issues in the Bradesco Book-Entry Debenture System, with a market value of R$761.1 billion;
•	1,166 investment funds in the Bradesco Book-Entry Quotas System (value of R$98.8 billion); and
•	43 BDRs programs managed, with a market value of R$5.9 billion.
➢	Depositary (Escrow Account – Trustee):
•	28,575 contracts, with a financial volume of R$17.9 billion.

4.B.30.01-02.10 International operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking.

In October 2020, we concluded the acquisition of Bradesco Bank and its subsidiaries to offer a complete platform of banking and investments products and services in the United States.

87 – Form 20-F 2022 | Bradesco

The table below shows our units abroad. As of December 31, 2022, we had 2 Branches, 11 Subsidiaries and 2 Representative Offices.

Branches
New York	Banco Bradesco
Grand Cayman	Banco Bradesco
Subsidiaries
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Mexico	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco Bank
Bradesco Investments
Bradesco Global Advisors
Representative Office
Hong Kong	Banco Bradesco
Guatemala	Bradesco Representaciones Administrativas Internacionales, S.A.

Our International and Foreign Exchange Area in Brazil coordinates our international transactions, through a team of experts in foreign exchange, providing technical and business support to clients and Retail and Corporate businesses.

➢  Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, amounted to R$36.1 billion, as of December 31, 2022, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$1.6 billion during 2022, and funding transactions, amounting to US$3.4 billion, as additional sources of funding.

The following is a brief description of our subsidiaries abroad:

•	Cidade Capital Markets – In February 2002, we acquired Cidade Capital Markets in Grand Cayman, including the acquisition of its parent company in Brazil, Banco Cidade.
•	Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:
o	Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds, placement of Equity Capital Market (ECM) and Debt Capital Market (DCM) operations; distribution of research reports and corporate access services;
o	Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and
88 – Form 20-F 2022 | Bradesco

o	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.
•	Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.
•	Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.
•	Bradescard Mexico – The business unit of a credit card issuer.
•	Bradesco Bank – A commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional clients.
•	Bradesco Investments – A broker dealer that offers a complete and open platform of investments to Private, high-income, corporate and institutional clients.
•	Bradesco Global Advisors – An investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income clients.

➢	Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2022		2021		2020
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
In Brazil	223,193,249	98.0%	160,785,747	97.9%	139,659,074	96.5%
Overseas	4,554,143	2.0%	3,470,606	2.1%	5,020,751	3.5%
Total	227,747,392	100.0%	164,256,353	100.0%	144,679,825	100.0%

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

We believe Bradesco Bank is positioned to meet the demands of Brazilian and other Latin American clients located in the United States and who wish to diversify their assets in the global market, by offering investment, banking and financing solutions.

➢  Financing and export and Import

See information in “Financing and Onlending Operations – Financing and export and Import”, item “4.B.30.01-02.02 Loans and advances to clients”.

➢  Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients;
89 – Form 20-F 2022 | Bradesco

•	working capital abroad;
•	WEB exchange contracts;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	domestic currency account for foreign domiciled clients;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from Individuals abroad via money orders;
•	prepaid cards with foreign currency (Individuals and Legal Entities);
•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

4.B.30.01-02.11 Consortia

In Brazil, persons or entities that wish to purchase certain goods may set up a group known as a consortium. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia groups that are formed for the purchase of real estate, vehicles, motorcycles, trucks and other assets have a fixed term and quota, both previously determined by its members, and are run by an administrator.

Bradesco Consórcios manages groups of consortia and, as of December 31, 2022, registered total sales of 1,569,684 outstanding quotas; net income of R$3.1 billion; fee and commission income from consortiums of R$2.3 billion; and accrued revenue of R$99.4 billion.

90 – Form 20-F 2022 | Bradesco

4.B.30.02 Insurance, pension plans and capitalization bonds activities

We offer insurance products, pension plans and capitalization bonds through several legal entities, referred to collectively as Grupo Bradesco Seguros.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated:

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds
	R$ in thousands
	2022	2021	2020

Financial income from insurance, pension plans and capitalization bonds	14,512,131	12,190,044	12,177,990
Fee and commission income and income from banking fees	1,701,005	1,779,999	1,875,701
Personnel expenses	(2,377,250)	(2,040,452)	(1,903,919)
Other administrative expenses	(1,635,857)	(1,494,814)	(1,524,278)
Tax expenses	(1,188,335)	(983,979)	(1,038,918)
Share of profit (loss) of unconsolidated and jointly controlled companies	125,038	98,692	98,937
Other operating income / expenses	(500,429)	(721,996)	(1,033,754)
Operating profit/(loss)	10,636,303	8,827,494	8,651,759
Non-operating income/(expense)	127,478	36,765	(197,204)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(4,248,857)	(3,520,279)	(3,425,110)
Net income	6,514,924	5,343,980	5,029,445
Total assets	371,322,607	342,175,848	338,923,828
Technical provisions for insurance, pension plans and capitalization bonds	324,024,070	292,860,356	284,606,330

4.B.30.02-01 Insurance products and services, pension plans and capitalization bonds

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

➢  Life

4.B.30.02-01.01 Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2022, there were 33.0 million life insurance policyholders.

➢  Health

4.B.30.02-01.02 Health insurance

Health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large enterprises wishing to provide benefits for their employees.

On December 31, 2022, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had approximately 4.0 million beneficiaries covered by company plans and individual/family plans. Around 181 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 48 of the 100 largest companies in the country.

As of December 31, 2022, it included 11,438 laboratories, 18,545 specialized clinics, 15,444 physicians and 2,139 hospitals located throughout the country.

91 – Form 20-F 2022 | Bradesco

➢  Non-life

4.B.30.02-01.03 Automobiles and property/casualty insurance

We provide car insurance with flexible options according to the client's profile, through our subsidiary Bradesco Auto/RE. The “Seguro Auto Light Rede Referenciada” offers coverage and pricing designed to be more financially accessible, while “Auto Lar” covers both the vehicle and the residence. There are also options for Banco Bradesco fleets and account holders. We cover damage caused to the vehicle, passengers and third parties, with several options for additional contracting, in addition to discounts at certain establishments and a complete Bradesco Seguros app to facilitate policy management.

Retail property and casualty insurance includes protection for residential, business and equipment risks, with personalized coverage according to the needs of each business or residence. We highlight “Lar Mais Seguro” and “Residencial Sob Medida” for individuals, and “Bradesco Seguro Condomínio” for companies, with complete coverage and emergency services for different types of condominiums.

As of December 31, 2022, Bradesco Auto/RE had 1.5 million insured automobiles and 1.5 million property/casualty policies, making it one of Brazil’s main insurance companies.

4.B.30.02-01.04 Capitalization bonds

Bradesco Capitalização is the market revenue leader in the capitalization bond industry, with a market share of 22.4%, according to SUSEP, and offers its clients capitalization bonds with the option of a lump-sum or monthly payment. Plans vary in value from R$10 to R$50,000, according to the profile of each client, with cash prizes of up to R$11.4 million (net premiums). As of December 2022, we had 3.2 million active clients, a growth of 19.3% compared to December 2021, and 21.4 million capitalization bonds, of which 8.6 million were “traditional” bonds and 12.8 million were incentive bonds. When investing in traditional capitalization bonds, the most financially significant type for us, the client makes a lump-sum or monthly payments and can win prize draws. At the end of the plan the client will receive 100% of the amounts paid in, plus interest based on the TR rate. The purpose of incentive capitalization bonds is to add value to the products of a partner company or to provide an incentive for its clients to avoid delinquency. The plans are for short term and contain grace periods with low unit sales value.

In line with the sustainability principles and the search for the digitalization of services, we have made it possible for the commercial managers of the branch network to sell capitalization bonds via their corporate phone, with digital acceptance available on the Bradesco App, Net Empresa App, Internet Banking and Net Empresa for our Individual and Corporate clients, providing for convenience and safety. These improvements are aligned with mobility and contribute to a better quality of service and improved client satisfaction, as well as a reduction in the costs of our physical and financial resources. In 2022, we offered our corporate clients acquisition and consultation services of capitalization bonds in Net Empresa. In line with the above principles, as of 2021, we began to offer our individual clients the redemption of securities through the Bradesco App. Following this, our acquisition and redemption processes became fully digitalized.

In order to diversify our portfolio, in 2022 we launched four more products:

•	Max Prêmios product, in digital channels (Bradesco App, Internet Banking and our ATMs known as Bradesco Dia & Noite (BDN)), serving all client profiles, helping them to save money and allowing them to participate in prize draws, thus contributing towards financial education. We surpassed expectations, managing to sell 1 million bonds in a fully digitalized manner;
•	Max & Milhões product, exclusively for high-income clients, with millionaire prize draws of up to R$11.4 million, the highest draw of Bradesco Capitalização;
•	Agro Max Prêmios, made especially for Bradesco clients who want to expand their agribusiness, and in which the client invests a lump sum of R$5 thousand or R$10 thousand and could win 20 monthly prize draws of up to R$400 thousand, preserving the option to use it as a guarantee of a loan from us; and
92 – Form 20-F 2022 | Bradesco

•	New Max Prêmios Cem, which allows the client to make a lump-sum investment of R$100.00 and participate in 324 prize draws during the month.

➢  Pension Plans

4.B.30.02-01.05 Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our plans for individuals with higher contractual acceptance (in terms of contributions) are VGBL and PGBL, which may reduce the total amount of tax paid by the policyholders when compared to equivalent investment products. The participants of these funds are taxed upon the redemption of quotas, and/or receipt of benefits.

As of December 31, 2022, Bradesco Vida e Previdência accounted for 21.9% of the pension plans in terms of contributions, according to SUSEP. As of December 31, 2022, Bradesco Vida e Previdência accounted for 22.6% of all pension plan assets under management: 20.9% of VGBL, 21.5% of PGBL and 45.3% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. Open private pension entities are those available to all individuals and legal entities wishing to contract a plan by making regular contributions. Closed pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

As of December 31, 2022, we managed open pension plans covering 2.9 million participants, with a total balance of R$275.9 billion in collateral assets.

As per the rules of VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL of up to 12.0% of the participant’s taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax on the total amount redeemed/received as a benefit. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption and/or when benefits are paid out, taxes will be levied on the income accrued, pursuant to current legislation.

These plans can be contracted either individually or via business plans. Individual plans represent 55.5% and business plans 44.5% of the total number of participants. The business plans account for 15.7% and Individual for 84.3% of the technical provisions.

The plans being commercialized allow for contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate clients that are in most cases negotiated and adapted to the specific needs of this type of client.

In summary, Bradesco Vida e Previdência earns revenues from:

•	pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
93 – Form 20-F 2022 | Bradesco

•	interest income.

4.B.40 Distribution channels

4.B.40.01 Banking

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels - Units	2022	2021	2020
Service Stations	85,609	81,900	79,892
- Branches	2,864	2,947	3,395
- PAs - Service Points	3,524	3,769	3,915
- PAEs - ATMs located on a company´s premises	645	764	822
- Business Units	897	988	715
- Banco24Horas Network	17,449	16,174	15,250
- Bradesco Expresso (Banking Correspondents)	40,456	39,100	39,100
- Bradesco Financiamentos	19,759	18,085	16,620
- Losango Customer Service Points	-	57	58
- Branches, Subsidiaries and Representation Office Abroad	15	16	17
ATMs	46,562	50,807	54,522
- Bradesco Network	22,163	26,526	30,694
- Banco24horas Network	24,399	24,281	23,828

4.B.40.02 Insurance, pension plans and capitalization bonds activities

We sell our insurance, pension plan and capitalization bonds products through our website, our branches, brokers based in our network of bank branches and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

For the year ended December 31,	% of total sales, per product
	2022	2021	2020
Insurance products
Sales through the branches	37.1%	39.7%	39.8%
Sales outside the branches	62.9%	60.3%	60.2%
Pension plans
Sales through the branches	87.1%	87.1%	75.0%
Sales outside the branches	12.9%	12.9%	25.0%
Capitalization bonds
Sales through the branches	71.0%	77.6%	84.8%
Sales outside the branches	29.0%	22.4%	15.2%

4.B.40.03 Partnerships with retail companies – Bradesco Expresso

Bradesco Expresso enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services through the employees of the establishments themselves, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•	receipt and submission of account application form;
•	receipt and submission of loans, financing and credit card application form;
94 – Form 20-F 2022 | Bradesco

•	withdrawals from checking account and savings account;
•	Social Security National Service (INSS) benefit payments;
•	checking account, savings account and INSS balance statement;
•	receipt of utility bills, bank charges and taxes; and
•	prepaid mobile recharge.

As of December 31, 2022, the Bradesco Expresso network totaled 40,456 service points, with an average of 36.5 million monthly transactions or 1.7 million transactions per business day during 2022.

4.B.40.04 Digital Channels

We offer various products and services through our digital channels, including our Mobile App, Internet Banking, ATM, and Fone Fácil (Contact Center). They can be accessed from anywhere and at any time, providing convenience, practicality and security for clients. In 2022, digital channels represented 98% of the transactions performed at Bradesco, with Mobile and Internet Banking channels representing 93% of this total.

Below is a brief description of our digital channels:

➢	Mobile App – at the end of December 2022, we had 24.1 million individual clients active on our Mobile App (individuals who carried out transactions in the last three months). Compared to December 2021, this number represents an increase of 2.4 million clients in the channel. We expect that Mobile, as a channel, will continue to grow in the coming years.

Currently, we have a broad and diverse range of solutions available via our Mobile App, available for iOS and Android systems. Clients can use this channel to make payments and transfers, to purchase loans, consortia, carry out foreign exchange operations and access non-financial benefits, among other services. They also gain the advantage of integration with the Ágora App, a complete investment platform. With this, clients receive tips, market news and expert reviews through the “single sign on”.

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, PIX, DOC/TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The convenience of the Bradesco Net Empresa App on the cell phone encompasses the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce.

It's important to highlight the increase of new accounts opened by individuals and companies via Mobile channels. In 2022, the number of digitally opened accounts increased by 48% compared to 2021. In addition, there has been a 52% increase in the opening of MEI accounts compared to 2021, and the expectation is to grow even more in 2023.

➢	BIA – the proximity to the client is increasingly relevant, as well as the customization of the service. In order to further improve the customer experience, we invest in research and technologies that also include pioneering solutions. This is the case of BIA, our artificial intelligence tool launched in 2016. Initially established for branch employees throughout Brazil, BIA grew until it began to interact with clients through our Mobile App and through other channels.

In December 2022, it surpassed the mark of 1.6 billion interactions, and is now one of the main relationship channels with our clients and non-clients. Available on WhatsApp, Google Assistant, Amazon Alexa and the Apple Messaging app, BIA ensures mobility and helps clients digitally wherever they are. Using the Bradesco App, clients can also make transfers between Bradesco accounts by voice or text and clarify doubts about the bank’s products and services.

Inspired by the movement “Hey, update my voice”, of UNESCO, we changed the answers of BIA so that it can react fairly and firmly against harassment. We will continue to make investments focused on its evolution and improve its communication capacity to provide an increasingly intuitive and intelligent experience, with resources that help clients organize their financial flow.

95 – Form 20-F 2022 | Bradesco

➢	Internet – We were the first financial institution in Brazil to have an e-mail address on the Internet, beginning in 1996. We provide individual clients access to financial services on Bradesco Internet Banking, a solution that we believe has transformed the relationship between clients and the financial market, and that continues to be an important source of information and transactions.

Following its 26th anniversary on March 31, 2022, our Bradesco Internet Banking website continues to evolve. With its own domain name (banco.bradesco), we are one of the few Brazilian companies to have a top-level domain name or generic top-level domain name (gTLDs) – an initiative of the ICANN (Internet Corporation for Assigned Names and Numbers), the body responsible for internet protocols, which regulates the addresses on the worldwide web.

This communication platform is divided into two main pillars:

•	Institutional website of Bradesco (banco.bradesco): with what we believe includes simplified content and plain language, it offers individual clients access to information and clarifications on various financial products and services, with the support of video tutorials that facilitate their understanding, in addition to the features that help in the client’s day-to-day activities, such as issuing the copy of the bank payment slip. Also available on the homepage of the portal is the online purchase of our products and those of partners, such as cards, consortium, Losango, Cielo, among others, also serving clients who do not have a checking account.
•	Bradesco Internet Banking for financial services: accessed by using a password and Token for account holders and by Individual Taxpayer Registration (CPF) and password for non-account holders. With more than 500 services and products available, individual clients can use the channel to check statements and make payments, transfers, PIX, investments and much more.

The new visual concept of the channel is more modern and technological, with options to customize the distribution of services on the homepage according to each client’s preference. In addition, it has relevant information on the investment portfolio, with the possibility of customized tips and viewing credit card limits and real-time purchases and gives the client even more autonomy using the transaction limit manager.

On Bradesco Net Empresa, the Corporate Bradesco Client can make queries, transfers, PIX, investments, file submission, among other transactions, all in a simple and secure manner.

We also emphasize that the MEI Digital Platform delivers to the individual micro-entrepreneurs, financial and non-financial services by means of partners that meet their main needs.

➢	ATMs – With more than 8 million clients who make queries and transactions exclusively through the network of self-service machines, we are present in the five regions of Brazil, enabling autonomy and security whilst providing a portfolio of products focused on intuitive navigation.

To maintain high availability and capillarity, currently there are over 46 thousand active machines with 22,163 distributed among our Own Network and 24,399 distributed among our Shared Network – Banco24Horas. More than 80% of the screens are touchscreen and offer features that facilitate the day-to-day operations of the client, such as efficient withdrawals with the possibility of choosing the banknotes, and sending the proof of receipt by e-mail.

We also have disruptive services, such as the 146 dollar and euro purchase machines – foreign exchange of 2 currencies in a single machine – which had representative participation in our foreign exchange operations. In 2021, we deployed the Virtual Safe, in which the client can purchase foreign currency using the Bradesco App and withdraw it from the ATMs.

Strengthening our pioneer DNA, 8,386 machines operate via the recycling of banknotes, which allows for cash deposits with immediate credit in the account of the beneficiary and does not require the use of an envelope. Continuing to reduce costs with consumables, since December 2020, approximately 4,800 recycling companies offer the functionality of check deposits without the envelope, clearing the checks within the deadline established by the Central Bank of Brazil.

96 – Form 20-F 2022 | Bradesco

The self-service machines have advanced security technology and are 100% equipped with Biometrics. Security and efficiency combine to facilitate the most diverse transactions without use of a card, such as the activation of the secure token on the cell phone and the access of proxies of individual account holders, who can operate without the presence of an employee.

➢	Telephone services – Fone Fácil (Contact Center) – We allow clients to bank by telephone, which can be accessed by choosing an electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which enables clients to do what they want to do through direct and simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone.

We offer our main financial services through this channel, such as payments, transfers between Bradesco accounts, DOC/TED, investments, loan contracting, among others.

By calling Fone Fácil, clients can access other relationship centers for credit cards, private pension plans, capitalization and internet banking, among other purposes.

➢	Social Networks – We believe we are innovators and pioneers in social media, being active on social networks since 2009. The focus is on communication, relationship, content creation and business activation. The Social Networks team monitors, analyzes and interacts with people who seek us or mention our brand, relying on the participation of segments, managers and branches to resolve demands. This work strengthens the relationship with our clients and protects us. The team is also responsible for answering queries, complaints, suggestions and conducting relationship interactions with the user.

The tables below show the number of transactions carried out through digital channels, the loans authorized through these channels and the number of digital clients:

As of and for the year ended December 31,	In millions of transactions		% change
	2022	2021
Mobile Individuals and Companies + WhatsApp (1)	19,684	17,450	12.8%
Internet Individuals and Companies - with WebTA (2)	4,701	5,096	(7.7%)
ATMs	1,246	1,483	(16.0%)
Direct Debit (1)	159	167	(4.7%)
Telephone Banking (Fone Fácil)	43	78	(45.2%)
Total	25,833	24,274	6.4%
(1) Including in 2021 and 2022 transactions made through WhatsApp and Direct Debit.
(2) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

In 2022, 33.1% of the total amount of the loans authorized by us were made available via digital channels, accessed autonomously by clients. We highlight the increase of 16 p.p. in the participation of the mobile channel for individuals, with total loans authorized for individuals and originated via digital channels increasing to 60% in 2022 from 44% in 2021. Regarding the volume of loans authorized through digital channels, the growth was 15% for individuals and 27% for companies.

As of and for the year ended December 31,	2022	2021	2020
Loans authorized in the Digital Channels - In R$ billion
Individuals	60.0	52.2	32.9
Companies	45.6	36.0	32.2
Total	105.6	88.2	65.1
Customers with Digital Profile - In million
Individuals	24.7	22.3	19.8
Companies	1.7	1.5	1.4
Total	26.4	23.8	21.2
97 – Form 20-F 2022 | Bradesco

4.B.40.05 next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned as a digital platform that aims to simplify everyday life, provide solutions to help the client in the financial management process and be a partner that allows clients to achieve their dreams and goals.

The solutions ecosystem of next offers several financial and non-financial services, all devised and designed from studies with clients and non-clients.

In addition to the checking account, credit and debit card, clients have at their disposal several options for investments, loans, insurance, financial management tools, an account for children and teens (nextJoy), cell phone top up, gift card, tag for tolls and parking lots (Veloe), benefits in partnership with more than 270 brands on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital portfolios. In addition, next has its own end-to-end marketplace, the nextShop, which currently has +900 thousand offers available to all next clients, with various payment methods and benefits ranging from cashback to exclusive prices and free shipping.

The performance of next is based on customer-centricity. This has been made possible through constant investments in the analysis and intelligence of data in order to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. In addition to the massive use of data, we use anthropological studies to understand trends and anticipate client needs. The use of modern Design and User Experience solutions and the feedback gathered at all contact points are key elements to providing the best journey and actively listening to client demands.

Next tracks all of its indicators, aiming to maintain sustainable growth, quality of service and actual indices of satisfaction and engagement in the use of the platform.

Next closed the year with 14.5 million clients, a 47% growth in the annual comparison, processing 636 million transactions.

4.B.40.06 Digio

Digio is a digital bank focused on individuals. The Bank’s product portfolio includes credit card, personal loans developed to be distributed in own and third-party channels, INSS payroll-deductible loan, anticipated FGTS – Anniversary Withdrawal and 100% digital payment accounts. In addition to financial products, it is possible to purchase the following on the Digio App: cell phone credit top up, insurance, dental plan, cashback, e-gift, and discounts, among other things.

Digio closed 2022 with 5.1 million total accounts, recording a growth of 45% over the same period in 2021.

98 – Form 20-F 2022 | Bradesco

4.B.50 Seasonality

We generally experience some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease in these levels at the beginning of the year. We also experience certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality is seen at the end of the year, when the 13th salary and profit-sharing distributions are usually paid.

4.B.60 Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive.

The following table presents the market share of our main products and services in the periods indicated:

Market Share – In %	2022	2021	2020
Source: Bacen
Banks
Demand Deposits	11.0	10,1	10,8
Savings Deposits	13.2	13.2	13.0
Time Deposits	13.7	15.3	16.0
Loans	11.8	12.3	12.1
Loans – Private Institutions	20.5	21.5	22.0
Loans – Vehicles Individuals (CDC + Leasing)	13.9	13.6	13.3
Payroll – Deductible Loans	15.2	16.4	15.9
- INSS	18.0	20.9	19.9
- Private sector	11.2	14.4	14.8
- Public sector	13.7	13.6	13.3
Housing loans	9.4	9.8	8.5
Consortia
Real estate	17.6	19.0	21.2
Auto	27.2	29.7	31.2
Trucks, Tractors and Agricultural Implements	24.3	18.3	18.6
International Area
Export Market	13.9	14.8	15.5
Import Market	7.9	10.0	14.6
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	N/A	22.3	22.4
Technical provisions for insurance, pension plans and capitalization bonds	N/A	22.7	23.3
Pension Plan Investment Portfolios (including VGBL)	N/A	22.9	24.2
Source: Anbima
Investment Funds and Managed Portfolios	16.7	16.5	17.8
Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	30.8	31.4	32.1
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	21.2	22.0	21.9

N/A – Not available.

99 – Form 20-F 2022 | Bradesco

As of December 31, 2022, public-sector financial institutions held 34.1% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 49.7% share and foreign-controlled financial institutions, with a 16.2% share.

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

We highlight below some rules that may impact competitiveness, due to certain regulatory requirements:

Through Circular No. 3,590/12, as amended, transfers of corporate control, takeovers, mergers, transfers of business, contracts with a view to cooperation in the financial sector, acquisitions of holdings greater than or equal to 5% and acquisitions that result in the purchaser having a stake equal to or greater than 5% in cases in which the investor holds 5% or more of the voting capital, directly or indirectly involving financial institutions, must be submitted to the Central Bank of Brazil.

Through CMN Resolution No. 4,970/21, as amended, CMN determined the authorization processes related to financial institutions and other institutions authorized to operate by the Central Bank of Brazil.

In short, it includes institutions within the scope of application of CMN Resolution No. 4,970/21, such as (i) development banks; (ii) foreign exchange banks; (iii) development banks; (iv) investment banks; (v) multiple banks; (vi) foreign exchange brokers; (vii) securities and exchange brokers and real estate agencies; (viii) securities and exchange distribution companies; and (ix) loan companies between private individuals. In addition, on August 30, 2022, the Central Bank of Brazil issued Normative Instruction No. 299/22, as amended, which discloses procedures, documents, terms and information necessary for the instruction of authorization requests related to the operation of the institutions covered by CMN Resolution No. 4,970/21.

Through Resolution No. 4,656/18, as amended, the CMN regulates the credit fintechs, providing for the establishment and operation of the Direct Loan Companies (SCD) and Interpersonal Loan Companies (SEP), regulating loans and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loans and financing using their own resources, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors and providing other services established in the Resolution.

In 2019, the CMN created rules for the Credit Society for Microentrepreneurs and Small Business (SCMEPP), through Resolution No. 4,721/19, as amended, which provides for the constitution, authorization to operate, corporate restructuring and cancellation of the authorization to operate. The SCMEPP has the role of granting funding to individuals, microenterprises and small businesses based on the viability of their projects. The SCMEPP cannot raise money from the public, nor can it issue bonds and securities to place bids and public offerings.

In these circumstances, the fintechs that are already expanding in the Brazilian markets may act in a regulated manner and independently from a financial institution already constituted, as an SCD or SEP. The process of obtaining authorization for the operation of the SCD, SEP and SCMEPP has fewer requirements than those of a multiple bank. However, these entities have a more limited scope of action.

In June 2020, the CMN enacted Resolution No. 4,822/20, regulating the constitution, organization and functioning of the joint-guarantee society and the counter-guarantee society, introduced by Complementary Law No. 169/19. The joint-guarantee society has as its main objective the granting of guarantees in favor of its participating members in the context of loans contracted by them, and counter-guarantee societies, in turn, are aimed at granting the counter-guarantee to joint-guarantee societies.

Subsequently, in November 2022, the CMN issued Resolutions No. 5,046/22, No. 5,047/22, No. 5,050/22 and No. 5,051/22, which govern, respectively, the organization and operation of (i) investment banks, (ii) development banks, (iii) direct credit companies (SCD) and peer-to-peer lending (SEP), and (iv) credit unions.

100 – Form 20-F 2022 | Bradesco

Through Resolution No. 5,050/22, which revoked Resolution No. 4,792/20 and Resolution No. 4,656/18, the CMN began to regulate the organization and operation of direct credit companies and peer-to-peer lending companies, and to regulate the execution of loan and financing operations between peers through an electronic platform.

➢	Open Finance

Open Finance is seen as one of the ways of fostering innovation and competition. Its regulatory implementation was instituted by Joint Resolution No. 01/20, enacted by the Central Bank of Brazil and the National Monetary Council and aiming to stimulate innovation, promote competition, increase the efficiency of the National Financial System and Brazilian Payment System and promote financial citizenship. For this purpose, it provides that standards of systemic integration between participant institutions must be adopted.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in Open Finance:

a)	transmitting the data;
b)	receiving the data;
c)	holding a demand, savings deposit account or prepaid payment account;
d)	initiating the payment transaction; and
e)	having a digital correspondent contract in Brazil.

Due to our importance in the National Financial System and the characteristics of our activities, it is mandatory to implement Open Finance due to being a participant in the roles “a”, “c” and “e” above. Despite being optional, we will participate in the other roles based on business opportunities with data receiver and payment initiator.

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil and highlighted below:

•	Stage 1: as of February 1, 2021 – the implementation of the necessary requirements for publishing institution data on service channels and products and services related to demand and savings deposit accounts, prepaid and postpaid accounts and loan operations;
•	Stage 2: as of August 13, 2021 – the publishing of registration details and information of bank accounts (deposit, savings and payment) as well as credit card, and loans by the clients;
•	Stage 3: as of October 29, 2021 – the implementation of the requirements needed for the service sharing of the initiation of the payment transaction and forwarding of the proposed loan; and
•	Stage 4: planned for April 2023 – the implementation of the requirements needed for data sharing on products and services and transaction data, such as foreign exchange transactions, investments, insurance and private pension plan, in addition to transactional information related to these products and services by clients.

Our Open Finance Squad has more than 400 professionals at Bradesco, focused on developing the best solutions around the new financial system. Divided into multi-functional groups, our Squads work with an agile mindset and exercise an end-to-end vision to create intuitive and personalized customer journeys and achieve increasingly positive results.

101 – Form 20-F 2022 | Bradesco

4.B.60.01 Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 69.4% of deposits in the Brazilian markets.

4.B.60.02 Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

4.B.60.03 Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are the major banks. However, digital banks have increased their importance in the Brazilian markets. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital, and the services and benefits offered, in addition to better user experience for the cardholder.

4.B.60.04 Consortia

In December 2022, according to the Central Bank of Brazil, the consortia market included 141 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Banco do Brasil and Porto Seguro in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Banco do Brasil and Randon in the trucks segment.

One of our competitive advantages is the credibility of our brand, the number of our monthly draws, which reinforces our capacity to manage the groups and the resources of the consortium clients, and our extensive distribution network, with the largest service network throughout Brazil.

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

4.B.60.07 Asset management

On December 31, 2022, the asset management industry in Brazil managed funds worth R$7.4 trillion in shareholders’ equity, according to ANBIMA’s investment funds management ranking. Bradesco Asset held a portion of R$569.2 billion or 7.7% of market share. We are one of the leading institutions as measured by the number of investment fund Shareholders, with 3.7 million. Our main competitors are BB DTVM and Itaú Unibanco.

102 – Form 20-F 2022 | Bradesco

4.B.60.08 Insurance

According to SUSEP, in 2022, we were market share leaders in the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term customer relationships.

Our principal competitors are SulAmérica Seguros, Porto Seguro, BB Seguridade, Tokio Marine and Mapfre, which account for a combined total of approximately 57.6% of all premiums generated in the market, as reported by SUSEP in 2022.

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

Bradesco Vida e Previdência’s main competitive advantages are our brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BrasilPrev, Caixa Seguridade, Zurich/Santander, Itaú Seguridade, Icatu and XP Previdência.

4.B.60.10 Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Caixa Seguridade and Kovr Capitalização, which together represent approximately 65.4% of the total capitalization revenue generated in the market, according to information provided by SUSEP.

4.B.70 Regulation and Supervision

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

103 – Form 20-F 2022 | Bradesco

4.B.70.01 Principal regulatory agencies

4.B.70.01-01 CMN

The CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. The CMN has the following functions:

•	regulating loans and advances granted by Brazilian financial institutions;
•	regulating Brazilian currency issue;
•	supervising Brazil’s reserves of gold and foreign exchange;
•	determining savings, foreign exchange and investment policies in Brazil; and
•	regulating capital markets in Brazil.

Within its functions, the CMN provides, through Resolution No. 3,427/06, as amended, for the adoption by the CVM of the risk-based supervision model as general guidance for its activities, on which the Risk Based Supervision System (SBR) was created. The SBR is also regulated by CVM Resolution No. 53/21, which defines its objectives.

4.B.70.01-02 Central Bank of Brazil

The Central Bank of Brazil was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, and for:

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

Complementary Law No. 179/21, conferred greater freedom on the Central Bank of Brazil in the use of monetary instruments for the fulfillment of goals established by the CMN. Through this law, price stability was defined as the primary objective of the Central Bank of Brazil, in addition to ensuring the stability and efficiency of the financial system, smoothing out fluctuations in levels of economic activity and promoting full employment. The Central Bank of Brazil is considered an autonomous entity of a special nature, characterized by the absence of any ties to a ministry.

4.B.70.01-03 CVM

The CVM is an autonomous entity under a special regime, linked to the Ministry of Finance, with its own legal personality and its own equity, independent administrative authority, absence of hierarchical subordination, fixed mandate, stability of its managers, and financial and budgetary autonomy. It was created on December 7, 1976 by Law No. 6,385/76 with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

104 – Form 20-F 2022 | Bradesco

The main objectives of the CVM are:

•	ensuring the integrity of the capital markets;
•	boosting the efficiency of the capital markets;
•	regulating on issues provided for by law;
•	monitoring compliance with the legislation applicable to agents working in the capital market; and
•	promoting the development of the capital markets.

The main focus of the CVM in overseeing and regulating the Brazilian capital markets encompasses:

•	promoting a culture of investment in the Brazilian capital markets;
•	increasing the participation in the capital market as a competitive source of financing;
•	reducing the costs of observance of market participants;
•	increasing the liquidity of markets;
•	improving the efficiency of supervision of the market; and
•	increasing the efficiency of the sanctioning action.

4.B.70.02 Banking regulations

4.B.70.02-01 Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•	may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, approval of the Central Bank of Brazil may be granted as stated in Decree No. 10,029/19, where it is considered to be in the national interest to do so. Through Circular No. 3,977/20, it was recognized as being in the interest of the Brazilian government for individuals or legal entities residing or domiciled abroad to participate in the capital of financial institutions based in Brazil;
•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of its reference equity (RE) to a single person or group;
•	may not own real estate, except for its own use; and
•	is prohibited from conducting loans with related parties, according to Law No. 4,595/64 and CMN Resolution No. 4,693/18. Exempted from the prohibition are loans with related parties that comply with the conditions provided by Law No. 4,595/64. CMN Resolution No. 4,693/18 explains who are considered related parties, from the Central Bank of Brazil’s perspective.
•	CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake owned by individuals or companies in the capital of financial institutions and of leasing companies or by these latter two institutions in the capital of companies, equivalent to 15% or more of the respective shares or quotas representing the share capital. The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to the consolidation of their financial statements.
105 – Form 20-F 2022 | Bradesco

•	On September 26, 2022 the Central Bank of Brazil issued BCB Resolution No. 246/22, establishing maximum limits for the interchange fee and prohibiting the establishment of different maximum terms for making funds available to the receiving end user in domestic payment arrangements, purchase, prepaid payment and deposit accounts. According to the Resolution, as of April 1, 2023, the maximum limits related to the interchange fee will respect the following percentages: (a) 0.5%, to be applied in any transaction classified as deposit accounts; and (b) 0.7%, to be applied in any transaction classified as prepaid payment accounts.
•	On March 28, 2023, the Plenary of the National Social Security Council issued Resolution CNPS/MPS No. 1.351/23, which established that the INSS must set the maximum interest rate per month for payroll loan operations for social security benefits at 1.97% and, for operations carried out by means of credit card and payroll benefit card, at 2.89%.

4.B.70.02-02 Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, as amended by BCB Resolution No. 131/21, as amended, regulates the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amending the punitive instruments in the context of banking supervision, in the spheres of the capital market, the Brazilian Payment System, Payment Institutions and Consortium.

4.B.70.02-03 Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,958/21 and No. 4,955/21, as amended. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. For further information on Basel III, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

In accordance with Basel III recommendations, Circular No. 3,748/15 and Resolution No. 4,615/17 provide for the minimum requirement for the Leverage Ratio (LR) as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated according to the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

In order to establish minimum quantitative requirements for the liquidity of financial institutions and limit excessive liquidity risk taking, Basel III introduced two liquidity indices: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

BCB Resolution No. 207/22 regulates the preparation and remittance, by financial institutions, of information related to (i) LCR; and (ii) exposure to liquidity risk, which must be kept at the disposal of the Central Bank of Brazil, for a minimum period of five years, together with the documentation of the methodology for its calculation and the respective original data.

According to CMN Resolution No. 4,950/21, financial institutions must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of the regulation in force.

106 – Form 20-F 2022 | Bradesco

It is worth noting that CMN Resolution No. 4,958/21, as amended, regulated the minimum requirements of Reference Equity (RE), Tier I and Common Equity and on the Additional of Common Equity (ACP) and maintained the percentages of application of the risk weighted assets (RWA) for calculating the value of the Additional Conservation of Common Equity (ACP Conservation) in the following way: (i) 2.00% during the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022.

4.B.70.02-04 Risk Weighting

Pursuant to Circular No. 3,644/13, which will be fully revoked on July 1, 2023 by BCB Resolution No. 229/22, the Central Bank of Brazil consolidated the RWA weighting factors applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion of RWA related to the exposure to credit risk, subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16. A new criterion for application of the 85% Risk-weight factor (FPR), through Circular No. 3,921/18, and a new criterion for application of the 100% FPR, through BCB Resolution No. 12/20.

In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. In March 2022, BCB Resolution No. 202/22 was issued, as amended, which now establishes the calculation of the portion of RWAs related to the calculation of capital required for risks associated with payment services (RWAsp) established in BCB Resolutions No. 200/22 and No. 201/22, as amended.

The total consolidated exposure of a financial institution to foreign currencies, gold and transactions subject to exchange variation limits up to 30.0% of its Reference Equity (RE), pursuant to CMN Resolution No. 4,956/21. This limit may be altered by the Central Bank of Brazil, observing the minimum value of 15% and the maximum value of 75% of the Reference Equity (RE). It should be noted that compliance with the above limit must take place in a consolidated manner for institutions that are members of the same prudential conglomerate.

Financial institutions authorized to operate by the Central Bank of Brazil shall disclose (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) the RWAMint portion of the RWA amount; and (iii) the RWAMpad portion of the RWA amount and its components, daily, being available to the Central Bank of Brazil for a period of 5 years, as established in BCB Resolution No. 100/21, which entered into force on July 1, 2021.

In November 2022, BCB Resolution No. 266/22 was amended, promoting changes in BCB Circulars and Resolutions that establish the procedures and parameters to determine the installments for calculating the amount of risk-weighted assets related to credit risk, market risk and operational risk, so that they are applicable to the prudential conglomerate led by the payment institution and integrated by a financial institution or another institution authorized to operate by the Central Bank of Brazil (Type 3 conglomerate). In addition, this resolution also amends the normative acts dealing with the calculation of the additional countercyclical principal capital (ACPContraciclico) and the risk of variation in interest rates in instruments classified in the bank portfolio (IRRBB), so that they are applicable to the Type 3 conglomerate.

For more information on our capital ratios, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

In addition, the Central Bank of Brazil amended Resolution No. 229/21, as amended, which establishes the procedures for the calculation of the portion of the RWAs relating to exposure to credit risk subject to the calculation of capital requirements through the standardized approach (RWAcpad), which is regulated by CMN Resolution No. 4,958/21, of October 2021, and BCB Resolution No. 200/22, of March 2022, as amended.

BCB Resolution No. 229/21 aims to improve two main points: (i) the methods of measuring the value of exposures, also admitting the use of a method of calculating the mark-to-market value for a specific asset class (this methodology can be used even if the Accounting Standard of the institutions regulated by the Central Bank of Brazil (“Cosif”) does not cover this); and (ii) Risk Weighting Factors (“FPR”), especially on exposures to sovereign entities and multilateral bodies (“EMD”), financial institutions, non-financial, retail, and real estate legal entities.

107 – Form 20-F 2022 | Bradesco

In August 2022, the Central Bank of Brazil launched Public Inquiry Notice No. 92/22, which discloses the motion for a resolution that improves the procedures for calculating the capital requirement for credit risk exposures through internal credit risk classification systems.

In February 2023, the Central Bank of Brazil issued BCB Resolution No. 291/23, which establishes the procedures for calculating the portion of the RWA regarding exposures to the risk of variation in the value of derivative instruments due to the variation in the credit quality of the counterpart (RWACVA), and amended the Circular No. 3,646/13.

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

According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank of Brazil:

➢	Time deposits: we are obliged to deposit 20.0% of the arithmetic mean of the Value Subject to Collection (VSR) established on the working days of the calculation period, deducted from R$30 million, in accordance with BCB Resolution No. 145/21.

Time deposits are represented by bank deposit certificates (CDBs) and financial bills (income tax exempt); and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate (CDI), as disclosed by COPOM.

➢	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the VSR, on each working day, determined in the calculation period, deducting R$500.0 million, pursuant to the provisions of BCB Resolution No. 189/22, as amended. The verification of compliance with these requirements is made according to established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.
➢	Savings deposits: each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to BCB Resolution No. 188/22, as amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same resolution.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

In February 2022, BCB Resolution No. 188/22 was amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. In the same month in 2022, BCB Resolution No. 190/22 was issued, which extinguishes the enforceability regarding the compulsory collection of deposit resources and guarantees made.

Additionally, present Central Bank of Brazil regulations require that we:

•	allocate a minimum of 25.0% of demand deposits to providing rural loans;
•	maintain investments of at least 2.0% of demand deposits in targeted productive microcredit program operations; and
108 – Form 20-F 2022 | Bradesco

•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

4.B.70.02-06 Asset composition requirements

According to CMN Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

BCB Resolution No. 76/21 regulates the instruments of operation of the Central Bank of Brazil in the Brazilian foreign exchange market for the purposes of implementing the exchange rate policy, establishing that the terms of the repurchase operations for the purchase of foreign currency with a commitment to resell and sell foreign currency with a commitment to repurchase, correspond to the period comprised between the date of liquidation of the purchase or sale operation, inclusively, and the respective date of liquidation of the resale or repurchase commitment, exclusively.

4.B.70.02-07 Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity (RE). Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s RE. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer, as established by the Central Bank of Brazil.
In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions of securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate.

Circular No. 3,990/20 of the Central Bank of Brazil, which governed the criteria and conditions for the practice of repo operations in foreign currencies by the Central Bank of Brazil through the sale of sovereign bonds (Global Bonds) by a financial institution- with the seller simultaneously committing to repurchase securities with the same characteristics at a future date- was revoked by BCB Resolution No. 76/21.

4.B.70.02-08 Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but are indexed to the U.S. dollar. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may only charge onlending commission.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed.

109 – Form 20-F 2022 | Bradesco

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

The Central Bank of Brazil does not impose limits on long and short positions in foreign exchange operations for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by the CMN and the Central Bank of Brazil.

In December 2022, Law No. 14,286/21 entered into force, which deals with the Brazilian foreign exchange market, the Brazilian capital abroad, the foreign capital in the country and the provision of information to the Central Bank of Brazil, with the aim of modernizing, simplifying and bringing greater legal certainty regarding such matters, considering the best international standards and practices as well as the positioning of Brazil in the global economy. In view of this, CMN published CMN Resolutions No. 5,042/22 and No. 5,056/22, and the Central Bank of Brazil published BCB Resolutions No. 277/22, No. 278/22, No. 279/22, No. 280/22 and No. 281/22, aiming to regulate foreign exchange operations.

In summary, the main changes that the new exchange rate framework presents are the following:

•	The Central Bank of Brazil will have responsibility to regulate foreign currency accounts in the country, including the requirements and procedures for opening and operating them. The Central Bank of Brazil may expand, depending on the regulation, the possibility of individuals and legal entities being holders. The ownership of foreign currency accounts in the country is still limited to companies, such as brokers, credit card administrators and other sectors specified by the Central Bank of Brazil.
•	Opening of deposits abroad was already possible, but the project expands and reinforces this, by stating that institutions authorized by the Central Bank of Brazil will be able to allocate, invest and direct funds raised here or abroad for credit and financing operations, in the country and abroad.
•	Extension from R$10 thousand to US$10 thousand of the limit of cash in kind that each passenger can carry when leaving or entering Brazil.
•	The negotiation of up to US$500 between individuals is now authorized, allowing the purchase and sale of foreign currency to be made by individuals and not only banks and brokers, provided that the operation is made occasionally and not in the professional course of business.
•	Depending on the regulation by the Central Bank of Brazil, there remains the possibility of private compensation of credits between residents and non-residents, as well as payment in foreign currency of enforceable obligations in the national territory in situations such as foreign trade operations.

4.B.70.02-10 Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank of Brazil issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank of Brazil and the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

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

110 – Form 20-F 2022 | Bradesco

4.B.70.02-11 Treatment of loans and advances

For regulatory reporting purposes, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

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

For regulatory purposes, financial institutions are required to classify the level of risk of their loans according to the Central Bank of Brazil’s criteria, taking into consideration both the borrower's and guarantor's characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses. For more information, see “Item 4.B.100.06 Expected credit losses on loans and advances”.

This risk evaluation must be reviewed at least every six months for loans extended to a single client or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s Capital (PRN1), and once every twelve months for all loans, with certain exceptions.

111 – Form 20-F 2022 | Bradesco

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

The Central Bank of Brazil requires authorized financial institutions to compile and submit information on their portfolio of loans and advances.

4.B.70.02-12 Exclusivity in loans and advances to clients

As provided for in Circular No. 3,522/11 of the Central Bank of Brazil, financial institutions that provide services and loans are prohibited from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their clients to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans.

112 – Form 20-F 2022 | Bradesco

4.B.70.02-13 Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, the Central Bank of Brazil began to regulate the financing of the debit balance of credit card bills and other postpaid instruments not settled in full at maturity, a situation in which we are no longer allowed to finance clients’ outstanding balances through revolving credit facilities for more than a month.

CMN Resolution nº 4,882/20 sets forth that, in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively, such as remunerative interest and late payment interest. It is prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to loan operations.

4.B.70.02-14 Overdraft

In April 2018, the Self-Regulation Council of the Federação Brasileira de Bancos (Brazilian Federation of Banks) – FEBRABAN, published Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of installment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance on use of the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

In November 2019, the CMN published Resolution No. 4,765/19, as amended, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution sets forth that the interest rates charged on the amount used are limited to 8% per month.

4.B.70.02-15 Brazilian Payments System (Sistema de Pagamentos Brasileiro, or SPB)

The SPB was regulated and restructured under Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security by reducing systemic default risk and financial institutions’ credit and liquidity risks.

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

CMN Resolution No. 4,952/21 defines the activities of the clearing and payment (settlement) chambers and service providers under the Brazilian Payments System in such a way as to enable the SPB to be structured in accordance with principles that ensure the safety, efficiency, integrity and reliability of the clearing and payment (settlement) chambers and service providers that operate in it.

The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are payment institutions and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500.0 million in total value of transactions and 25 million transactions, in the case of payment arrangements.

113 – Form 20-F 2022 | Bradesco

BCB Resolution No. 80/21, as amended, regulates the constitution and operation of payment institutions, establishes the parameters for filing applications of authorization for operation on the part of these institutions and provides for the provision of services for the payment by other institutions authorized to operate by the Central Bank of Brazil. BCB Resolution No. 81/21 regulates the processes of authorization related to the operation of payment institutions and to the provision of services of payment by other institutions authorized to operate the Central Bank of Brazil.

It is worth noting that, in March 2022, the Central Bank of Brazil issued BCB Resolution No. 205/22, amending BCB Resolution No. 81/22, in order to include the possibility (i) of investment funds holding qualified participation in payment institutions; and (ii) that the provisions applicable to the individual or legal entity holding a qualified holding as determined by BCB Resolution No. 81/21 also cover the shareholders of the investment fund who effectively have the power to conduct their operations, in addition to preventing the possibility of an investment fund being a controller, or a member of a control group, of a payment institution.

BCB Resolution No. 150/21 provides rules about the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

PIX was instituted and regulated by BCB Resolution No. 01/20, as amended, and BCB Resolution No. 79/21 authorized new features for PIX, such as the permission to associate the corporate name to the PIX token, change of details on PIX avoiding exclusion in the case of rectification and threshold amount limiting the number of transactions that can be resent or received by end users.

BCB Resolution No. 195/22, as amended, establishes the Instant Payments System (SPI) and the Instant Payment Account (PI Account), approving their respective regulations. The SPI came into operation on November 3, 2020, with the possibility of gradual availability of system features, including in relation to the hours of operation.

In March 2022, BCB Normative Instruction No. 243/22 was amended, stipulating the procedures to be observed for direct participation in the SPI and for the opening of the Instant Payments Account (IP Account), and setting the maximum time limits for validation and settlement of instant payment orders.

PIX Cobrança, the function that allows the recipient user to more easily manage and receive collections related to immediate payments and payments with maturity, was included in the regulation by BCB Resolution No. 30/20, in accordance with the deadlines for implementation provided for by BCB Normative Instruction No. 43/20, as amended by Normative Instructions No. 58/20, No. 71/21 and No. 87/21.

The procedures necessary for accession to the PIX by permitted institutions are laid down in BCB Normative Instruction No. 291/22.

BCB Normative Instruction No. 243/22 sets forth procedures to be observed for direct participation in the SPI and for opening an Instant Payments Account (PI Account), under the same terms of the revoked Normative Instruction. In addition, the aforementioned Resolution began to define the maximum time limits for the validation and settlement of instant payment orders, which are dealt with in the Regulation attached to BCB Resolution No. 195/22. Furthermore, on December 9, 2022, BCB Normative Instruction No. 200/22 was amended, as amended by BCB Resolution No. 290/33, which establishes the operational procedures for the collection and for the execution of the reimbursement of operational costs for each PIX, for the purposes of withdrawals or foreign exchange settled outside the SPI. It also establishes the format and frequency of information, and the type of information, to be provided by PIX participants on these transactions.

The participants of PIX can also establish maximum limits for the initiation of a PIX, for the purpose of purchases or transfers via a transactional account, which must be per transaction and per period, with the possibility of setting a different limit for the day period and for the night period, pursuant to BCB Normative Instruction No. 331/22, as amended by Normative Instruction No. 341/22.

114 – Form 20-F 2022 | Bradesco

In October 2021, BCB Normative Instruction No. 171/21 was amended, disclosing operational limits and terms for the scheduled and efficient entry of interfaces dedicated to sharing the initiation service of the PIX payment transaction in Open Finance.

Later, in December 2021, BCB Resolution No. 177/21 was amended, as amended by BCB Resolution No. 270/22, approving the PIX Penalties Manual, reformulating the distribution of conduct liable to fine, as well as establishing penalties for participants who no longer adopt essential security mechanisms in the deployment of applications, Application Programming interfaces (APIs) and any other PIX-related systems that may significantly compromise the security of the arrangement or the security and privacy of its users’ data.

In parallel with BCB Resolution No. 177/21, BCB Resolution No. 176/21, which amends the Regulation annexed to BCB Resolution No. 1/20, which, in turn, governs the operation of the payment arrangement of the PIX, was amended, with the objective of adjusting penalty devices to make the Central Bank of Brazil’s performance even more effective in the face of the irregular actions of the participants.

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
115 – Form 20-F 2022 | Bradesco

•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, if any of the following occurs:

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

The Temporary Special Administration Regime, known as (RAET), is a less severe form of intervention in financial institutions by the Central Bank of Brazil , allowing institutions to continue to operate as normal. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;
•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has operations or circumstances requiring an intervention.

4.B.70.02-17 Credit Guarantee Fund (Fundo Garantidor de Crédito)

In the case of a financial institution's liquidation, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Credit Guarantee Fund (FGC) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or another state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from clients.

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

The maximum amount of the guarantee provided by the FGC foreseen by CMN currently is R$250,000.00, maintained until the present date.

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution, to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. In November 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as of July 2020.

116 – Form 20-F 2022 | Bradesco

Central Bank of Brazil enacted BCB Resolution No. 102/21, which revoked Circular No. 3,915/18 and which established the new obligation on financial institutions to provide information to the FGC, with the result that these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

4.B.70.02-18 Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•	their activities;
•	their financial, operational and management information systems; and
•	their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for ensuring compliance with all internal procedures.

4.B.70.02-19 Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring, by means of a presidential decree pursuant to article 52, of the Act of Transitional Constitutional Provisions (ADCT), that the participation of foreign capital is in the interest of the Brazilian government. On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank of Brazil the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes that the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, is of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank of Brazil are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, to which financial institutions of national capital must submit. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank of Brazil may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our share capital is currently limited to 30.0%.

4.B.70.02-20 Anti-money laundering regulations, banking secrecy and financial operations linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, particularly Law No. 9,613/98 and No. 13,260/16, BCB Resolution No. 119/21 and Circulars No. 4,005/20 and No. 3,978/20, as amended by BCB Resolution No. 282/22, there is a requirement to disclose the address in the client identification stage required in the qualification procedures, in order to make the products offered operational, enable the identification of the final beneficiary, and enable the identification of the bearer in the case of operation in specie contribution. The financial institution must, among other things:

117 – Form 20-F 2022 | Bradesco

•	keep up-to-date records regarding their clients;
•	maintain internal controls and records;
•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
•	keep records of all transactions made, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources; and
•	keep records and include additional information about withdrawal operations, including those carried out by means of a check or money order, of individual value equal to or greater than R$50 thousand, as well as inform the COAF.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime, inform COAF about suspicious operations of the proposed or executed transaction, and implement control policies and internal procedures. Records of multiple transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended.

In addition, as provided by the CVM Resolution No. 50/21 and consolidated in Central Bank of Brazil’s Circular No. 3,978/20, the definition of a politically exposed person was extended. Politically exposed are those who hold or held prominent public positions in Brazil or abroad during the past five years, or the relatives and close associates of such individuals. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, leaders of state-owned companies or political parties, members of the Judiciary, Legislative and Executive powers, the Federal Public Prosecutor, Minister of State, members of the Court of Auditors (at federal, state and municipal), as well as individuals who held or still hold relevant positions in foreign governments.

In 2008, the Central Bank of Brazil expanded the applicable rules for controlling financial transactions related to terrorism. Law No. 12,683/12 established more rigorous rules on money laundering offenses. According to the new law, any offense or misdemeanor – not limited to serious offenses such as drug traffic and terrorism – may be deemed a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and legal entities subject to the control mechanisms of suspicious transactions and which need to notify the COAF, including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20.0 million. We have an obligation to send to the regulatory or inspection agency information regarding the existence or non-existence of suspicious financial transactions and other situations that generate the need for communications.

In 2021, the CVM issued Resolution No. 50/21 which, among other matters: (i) establishes and details the Policy on Prevention of Money Laundering, Financing of Terrorism and Financing of the Proliferation of Weapons of Mass Destruction which should be adopted by the people indicated in the Resolution; (ii) stipulates the methods and procedures of organization and internal controls; and (iii) indicates the responsibilities of the officer responsible for compliance with the standards laid down in the Resolution, as well as the responsibilities of the entity’s senior management.

In the same year, the Central Bank of Brazil changed the procedures related to the AML/TF to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/TF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AML/TF procedures already required, payment institutions must also adopt procedures and controls to confirm the client’s identification and implement AML/TF risk management systems. CVM Resolution No. 50/21, which also replaced Normative Instruction No. 617/19, provides for the standards of AMLTF, defining the functions of the responsible officer, the stages linked to conducting the policy of getting to know your client and providing greater details on the warning signs to be monitored and the points that must integrate the analysis of the operation or atypical situation detected.

118 – Form 20-F 2022 | Bradesco

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

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (CSNU), regulated by BCB Resolution No. 44/20, replacing Circular No. 3,942/19 since January 2021, and having its procedures clarified by Normative Instruction No. 262/22.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20, as amended by BCB Resolution No. 119/21, on the terms specified below. This Circular revoked Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

•	Internal risk assessment: guidelines that the regulated institutions use as subsidy, when available, evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;
•	Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, containing information which enables the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;
•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2 thousand;
•	Procedures to get to know clients: enhancement and inclusion of new procedures destined to get to know clients, in order to understand the identification, qualification and classification of the client and the client's compatibility with the risk profile and nature of the business relationship, in addition to, if necessary, cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for managers of corporate clients and representatives of clients, corresponding to the function exercised;
•	Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;
•	Guidelines for hiring: inclusion in the AMLTF policies of guidelines for the selection and hiring of employees, partners and service providers, considering the risk of money laundering and terrorist financing;
•	Relationship with third parties: inclusion of the condition that, if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AMLTF must be stipulated in the contract; and
•	Monitoring procedures: inclusion of specific situations in the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

BCB Resolution No. 119/21 regulated new areas, with the objective of improving certain regulatory points in order to enable adequate and effective compliance with the rules established by Circular No. 3,978/20 of the Central Bank of Brazil, which are:

119 – Form 20-F 2022 | Bradesco

•	Requirement of the address information in the client identification stage: obtaining information from the client’s place of residence, in the case of a natural person, or from the place of the head office or branch, in the case of a legal entity, is now only required in the client’s qualification procedures, in order to make it possible to operate some of the products offered;
•	Identification of the final beneficiary: in order to conform to Circular No. 3,978/20 to the CVM regulations on AMLTF, some exceptions have been made to the need to identify the final beneficiary. Thus, exempt from the need to identify the final beneficiary, are, for example: (i) legal entities characterized as an open company, non-profit entities and cooperatives; (ii) investment funds registered in the CVM, constituted in the form of a closed condominium, the quotas of which are traded on an organized market; and (iii) certain non-resident investors; and
•	Identification of the holder: in the case of operations with the use of in-kind resources performed by a security and protection company, the identification of the natural person carrying the resources is not effective for AMLTF purposes, especially in view of the number of changes in the person who actually holds the resources. In this way, BCB Resolution No. 119/21 changed the definition of the security and protection company as the carrier of the resources.

In August 2020, SUSEP issued Circular No. 612/20, amended by Circular No. 622/21, which provides for the policies, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the terrorism financing.

4.B.70.02-21 Anti-corruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts to their exclusive or non-exclusive interest or benefit.

Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among other things, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company’s revenues, which may have a “minimum” of 0.1% and a “maximum” of 20%. Articles 17, 18, 19 and 20 of the Decree concern the “mid-term” of the fine, regulating “mitigating factors” and “aggravating factors”. In the first case, there are provisions regarding the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60.0 million, maximum. An additional 5% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

4.B.70.02-22 Independent audit partner rotation requirements

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
120 – Form 20-F 2022 | Bradesco

Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

According to BCB Resolution No. 130/21, payment institutions that are registered as publicly-held companies and are conglomerate leaders classified within Segment S1, S2 or S3 must constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the actuary and members responsible for the independent accounting audit, every five fiscal years (article 107 of CNSP Resolution No. 432/21). According to Article 119, VIII, of aforementioned CNSP Resolution No. 432/21, amended by Resolution No. 448/22, both revoking Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. A member responsible for the independent accounting audit can only return three years after being replaced.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the auditor's report should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors elected under Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that in a reasoned manner, to appoint or remove the independent audit firm.

For additional information on the auditors of the consolidated financial statements included in this annual report, see “Item 16.C. Principal Accountant Fees and Services”.

4.B.70.02-23 Auditing requirements

As we are a financial institution registered with the local stock exchange, we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, a requirement which is applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, under CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditor's report and the management report on social business and the main administrative facts for the period.

Resolution No. 4,818/20 consolidates the general criteria for the preparation and disclosure of financial statements and other institutions authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortia and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual financial statements, relating to the six months ended June 30 and December 31, which consist of the: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in shareholders’ equity.

In addition, in December 2020, the CMN enacted Resolution No. 4,877/20, which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). Pursuant to this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

121 – Form 20-F 2022 | Bradesco

The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

CMN issued Resolution No. 4,910/21, which revoked Resolution No. 3,198/04, establishes that financial institutions and other institutions authorized to operate by the Central Bank of Brazil that: (i) are registered as an open company; (ii) are leaders of a prudential conglomerate classified in segment S1, S2 or S3, according to specific regulations; or (iii) meet the criteria laid down in the specific regulations for the framework in S1, S2 and S3, must form a statutory body called the Audit Committee.

This resolution defined the minimum requirements to be observed by financial institutions when electing members for the Audit Committee, establishing the composition, mandate, and duties. For more information, see “Item 16.D. Exemptions from the listing standards for Audit Committees”.

The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditor's opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were amended in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004.

The audit committee shall make the audit committee’s report available to the Central Bank of Brazil and the board of directors for a minimum period of five years, counted from its preparation. In addition, institutions should disclose, together with their individual and consolidated, semi-annual and annual financial statements, a summary of the Audit Committee’s report, showing the main information contained in this document.

4.B.70.02-24 Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Florida, London, Grand Cayman, Hong Kong, Mexico, Guatemala, and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries’ activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

4.B.70.02-25 Asset management

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank of Brazil, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, streamline the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14, as amended, addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and checking the suitability of investment in the fund to the client’s profile in connection with funds investing over 95.0% of its shareholders’ equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the asset management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. In 2020, CVM Instruction No. 555/14 was amended by CVM Resolutions No. 03/20 and No. 162/22, providing for more flexibility and an update of the rules on issuance of BDRs.

122 – Form 20-F 2022 | Bradesco

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

There are no limits imposed when the issuer is the government. For the purposes of the limits above, the same issuer means the controlling company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

CVM Instruction No. 555/14, as amended, also provides for the limits for funds holding financial assets traded abroad in their portfolios: (i) no limits, for funds classified as “Fixed Income – Foreign Debt”, funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment”, and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its shareholders’ equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its shareholders’ equity for general public funds.

4.B.70.02-26 Brokers and dealers

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any foreign exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate a statutory officer responsible for observance of these rules.

Broker and dealer firms may not:

•	with few exceptions, execute transactions that may be characterized as the granting of loans to their clients, including the assignment of rights;
•	collect commissions from their clients related to transactions of securities during the primary distribution; or
•	acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.
123 – Form 20-F 2022 | Bradesco

Broker and dealer firms’ employees, managers, partners, controlling and controlled companies may trade securities on their own account only through the broker they are related to.

In August 2019, the CMN amended Resolution No. 4,750/19, changing the rules applicable to brokers and distributors. The new rules provide that these societies can make loans of assets of its equity to its clients to exclusively use the goods in the provision of guarantees for operations, provided that the requirements of said Resolution are met.

In March 2022, CMN Resolution No. 5,008/22 completely revoked Resolution No. 4,871/20, which previously amended the regulation applicable to brokers and distributors, allowing them to act as issuers of electronic money. The new Resolution provides for the constitution, organization and operation of securities dealers (CTVM) and brokers (DTVM).

➢	Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ websites must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

4.B.70.02-27 Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the Leasing Law) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as the regulator of the Financial System, is responsible for issuing regulations related to the Leasing Law and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

The accounting criteria applicable to leasing operations contracted by consortium managers and by payment institutions authorized to operate by the Central Bank of Brazil are set out in BCB Resolution No. 178/22.

4.B.70.03 Insurance, health and pension plans regulation

4.B.70.03-01 Principal regulatory agencies

4.B.70.03-01.01 National Private Insurance Council (CNSP)

The CNSP is the agency responsible for establishing the guidelines and standards of the private insurance policy. The agency is composed of representatives of the Ministry of Finance, the Ministry of Justice, the Ministry of Social Security and Social Assistance of the Superintendence of Private Insurance, the Central Bank of Brazil and the CVM.

In addition to laying down the guidelines and standards of private insurance policy, it is the responsibility of the CNSP:

•	to regulate those exercising activities subordinated to the National Private Insurance System, as well as the application of penalties;
•	to establish the general characteristics of insurance, open private pension, capitalization and reinsurance contracts;
•	to establish the general guidelines relating to reinsurance operations; and
•	to prescribe the criteria for the establishment of Insurance Companies, of Capitalization, Open Private Pension Entities and Reinsurers.

124 – Form 20-F 2022 | Bradesco

4.B.70.03-01.02 Private Insurance Superintendence (SUSEP)

The SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. The SUSEP is linked to the Ministry of Finance and was created by Decree-Law No. 73 of November 1966.

Thus, for insurers to operate, they require government approval, as well as specific approval from the SUSEP to commercialize each of their products, whereby they may underwrite policies either directly to consumers or through qualified brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

The SUSEP is responsible for:

•	supervising the constitution, organization, functioning and operation of insurance companies, capitalization, open private pension entities and reinsurers;
•	complying with and enforcing the deliberations of the CNSP and performing the activities delegated by it;
•	acting in order to protect the acquisition of popular savings that are made through the operations of insurance, open private pension, and of capitalization and reinsurance;
•	promoting the improvement of institutions and operational instruments;
•	promoting the stability of the markets under its jurisdiction, ensuring their expansion and the operation of the entities that operate in them;
•	ensuring the liquidity and solvency of companies that make up the insurance market; and
•	ensuring the protection of consumer interests of the markets supervised.

4.B.70.03-01.03 National Agency of Supplemental Health (ANS)

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, and is an agency that regulates, standardizes, controls and supervises activities which ensure the qualification of health care in the supplemental health sector.

The main objectives of the ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote the prevention of diseases in the sector in which it operates.

To fulfill its objectives, the following are incumbent upon the ANS:

•	regulation of the supplemental health care, creating general policies, guidelines and actions to standardize and foment actions that aim to protect the public interest and the sustainability of the supplemental health care market;
•	qualification of the supplemental health care, creating policies, guidelines and actions that seek, among other things, the qualification of the sector, in relation to the regulated market; and
•	institutional articulation, creating policies, general guidelines and actions to optimize the internal and external institutional relations enabling the effectiveness of the regulatory process.

4.B.70.03-02 Insurance regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (Article 13 of Law No. 4,594/64).

125 – Form 20-F 2022 | Bradesco

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21 and later amended by CNSP Resolution No. 448/22, must be diversified and meet certain liquidity, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•	act as financial institutions by lending or providing guarantees;
•	trade in securities (subject to exceptions); or
•	invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements, as provided by SUSEP regulations.

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

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it no longer provides for a minimum limit of mandatory contracting with local reinsurers. However, in accordance with Article 15 of CNSP Resolution No. 168/07, the insurance company was still required to give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, CNSP Resolution No. 168/07 also no longer provided for limits on risk transfer from insurers to companies linked to the same financial conglomerate. Since the amendment by CNSP Resolution No. 353/17, it has been established that only reinsurance and retrocession operations within the same economic conglomerate should “ensure the effective transfer of risk between the parties”, and “be executed at arms-length”.

Subsequently, CNSP Resolution No. 168/07 was revoked by CNSP Resolution No. 451/22, regulated by Circular No. 683/22, which provides for the transfer and acceptance of reinsurance and retrocession operations and their intermediation, coinsurance operations, foreign currency operations and insurance contracts abroad. This resolution provides for new rules on preferential offers to local reinsurers, indicating that, for the purposes of fulfilling the preferential offer, the insurance company should conduct a formal consultation with one or more local reinsurers of their choice, according to the limits provided for in the legislation.

Resolution No. 432/21, amended by the Resolution No. 448/22 and by Circular No. 648/21, regulates: technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and the Audit Committee applicable to insurance companies, open pension fund entities (EAPCs), capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. CNSP Resolution No. 444/22 provides for preventive prudential measures aimed at preserving the stability and soundness of the National Private Insurance System, the National Capitalization System and the Supplementary Pension System and ensuring the solvency, liquidity and regular functioning of those supervised. Financial liquidation may be either voluntary or compulsory.

126 – Form 20-F 2022 | Bradesco

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and combatting money laundering crimes. These rules include a series of provisions for notifying proposed transactions with politically exposed individuals and for the suppression of terrorist financing activities. These rules were subsequently amended and consolidated, and are currently in force through CNSP Resolution No.416/21 and SUSEP Circular No. 622/21, which amended Circular No. 612/20.

Resolution No. 383/20 issued by CNSP in March 2020, subsequently amended by Resolution No. 454/22, established that insurance companies, EAPCs, capitalizations companies and local reinsurers must record their operations of insurance, open pension plan, capitalization and reinsurance, as the case may be, in a registration system which has been previously approved by SUSEP and which is managed by a registration entity accredited by SUSEP, in order to enhance the control of the operations carried out by these companies.

There are currently no restrictions on foreign investment in insurance companies.

4.B.70.03-03 Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended (the “Health Insurance Law”), which contains general provisions applicable to health insurance companies, in accordance with Law No. 10,185/01, and the general terms and conditions of agreements entered into between health insurance companies and their clients.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2001, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2001, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement. However, in accordance with the terms of article 1, § 5 of Law No. 10,185/01, the insurance companies specializing in health insurance will remain subject to the rules on the application of assets guaranteeing the technical provisions issued by CMN.

4.B.70.03-04 Pension plans

Open pension plans are subject, for the purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank of Brazil may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been permitted to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, subsequently amended by Instruction No. 587/17, which addresses the setup, management, operation and disclosure of information for pension plan funds. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. Both standards were subsequently revoked by CMN Resolution No. 4,993/22, which provides for the rules governing the investment of technical reserve resources by provisions and funds of insurance companies, capitalization companies, open pension entities and local reinsurers, and the investment of resources required in the country to guarantee the obligations of reinsurers admitted and on the portfolio of Individual Scheduled Retirement Funds (FAPI), later amended by CMN Resolution No. 5,016/22. In turn, CNSP enacted CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22, revoking Resolution No. 321/15, which, among various subjects, also regulates the investments by insurers, open entities of pension plans, capitalization companies and local reinsurers.

127 – Form 20-F 2022 | Bradesco

Currently, Resolution CNSP No. 349/17 and SUSEP Circular No. 563/17, as amended by Circular No. 585/19, and Supplementary Law No. 109/01, regulate the Pension Plan activity.

4.B.70.03-05 Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract out reinsurance or retrocession operations to unauthorized reinsurers when local reinsurers lack sufficient capacity.

Currently, pursuant to Decree No. 10,167/19, Brazilian law provides that the insurer or the cooperative society may concede to occasional reinsurers up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

The regulation of SUSEP establishes a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provides a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer can transfer risks to related or foreign-based companies belonging to the same financial conglomerate.

Recently, CNSP Resolution No. 380/20 extended the list of entities that can purchase reinsurance, including: (i) Open Supplementary Pension Fund Entity (EAPC) (Article 2, paragraph 1); and (ii) Closed Supplementary Pension Fund Entity (EFPC) and operators of private health care plans (Article 2, paragraph 2). Although it was revoked by CNSP Resolution No. 451/22, the rules were maintained.

4.B.80 Taxes on our main transactions

4.B.80.01 Taxes on financial operations (IOF)

4.B.80.01-01 On loan operations

Loans subject to IOF have as their taxable event the placement of the obligation amount or its delivery to borrowers.

The rate applicable to loans and advances of any type, including credit opening, is 0.0041% per day to legal entity borrowers and 0.0082% to individual borrowers.

The IOF on loans daily rate will be charged on principal available to borrowers regarding the loans and advances, whereby:

•	for cases in which the amount of principal is determined, the IOF on loans daily rate shall not exceed the amount resulting from the daily rate applied to each principal amount which is expected to be used for the transaction, multiplied by three hundred and sixty-five days (365);
•	for cases in which the amount of principal is not determined before the transaction (revolving credit), the values of interest and charges that will use the limits of revolving credits, will be part of the principal amount, subject to IOF on loans rates, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, in addition to IOF on loans daily rate on the transactions mentioned above, loans and advances have been subject to IOF on loans additional rate of 0.38%, irrespective of the repayment period or whether the borrower is an individual or a legal entity. This way, for loan operations with a defined principal amount, for legal entities, IOF on loans rate shall not exceed 1.8765%, and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38%, even if the loan is to be repaid by installments.

128 – Form 20-F 2022 | Bradesco

IOF on loans is levied on loan operations between individuals and legal entities domiciled in Brazil, as well as on operations involving a creditor residing in Brazil, even if the debtor is located abroad. However, IOF on loans is not levied on loans where the lender is located abroad and the borrower is in Brazil.

4.B.80.01-02 On insurance operations

IOF levied on insurance operations has as its taxable event the receipt of premium. Applicable rates are as follows:

•	0.0% for: (i) reinsurance operations; (ii) operations related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance operations for export credits and international merchandise transportation; (iv) insurance operations entered into in Brazil and related to the cover for risks relating to the launch and operation of the satellites Brasilsat I and II; (v) aeronautical insurance and civil liability of airlines; (vi) premiums intended to finance life insurance plans with survival coverage; and (vii) guarantee insurance;
•	0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;
•	2.38% for private health insurance business; and
•	7.38% for all other insurance transactions.

4.B.80.02 Income and social contribution taxes on profit

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net income, known as Social Contribution or CSLL. Both are calculated on the basis of adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate of around 25.0%. Social contribution tax, payable by the majority of financial institutions, is calculated based on a rate of 15.0% as of January 1, 2019.

However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, banks of any kind and the development agencies began to be subject to the increased rate of 20%. On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, which increases the rates for Social Contribution by 5% for the majority of financial institutions (including banks of any kind) during the period from July 1, 2021 to December 31, 2021. Provisional Measure No. 1,034/21 was converted into Law No. 14,183/21, which (i) increased to 25% the CSLL rate on banks of any kind, later reduced to 20% as of January 1, 2022; and (ii) maintained the increase in the Social Contribution rate to 20% for most of the other financial institutions until December 31, 2021, which was subsequently reduced to 15%.

However, in 2022 Provisional Measure No. 1,115/22 was amended and later converted into Law No. 14,446/22, increasing, until December 31, 2022, the CSLL rate: (i) from 20% to 21% for banks of any kind; and (ii) from 15% to 16% for the other financial institutions. For further information on our income tax expense, see Note 37 to our consolidated financial statements in “Item 18. Financial Statements”.

Companies in Brazil are taxed based on their global income, not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are included in the calculation of their taxable profits on an annual basis.

129 – Form 20-F 2022 | Bradesco

As a rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except if: (i) they are domiciled in a tax haven or they adopt a sub-taxation scheme, or (ii) they are treated as subsidiaries. With regard to the subsidiaries, the controller legal entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax) earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) include these values in their calculation of the IRPJ and Social Contribution.

Interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding an equity interest in the company paying; or (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime, is subject to the deductibility limits imposed by thin-capitalization and transfer pricing rules.

Tax deductions for any payment to a beneficiary resident or domiciled in a country with a tax haven are also subject to the following: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

The variation in the monetary value of companies’ credit rights and obligations in Brazil as a result of varying foreign exchange rates can be calculated on a cash or accrual basis. The election of the tax regime must be exercised in January of each calendar year and may only be altered during the fiscal year if there is “material variation in the foreign exchange rate”, as published by a Finance Ministry Directive.

4.B.80.03 PIS and Cofins

Two federal taxes are imposed on the gross revenues of legal entities: PIS and Cofins. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency, are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

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

Since August 2004, the PIS and Cofins rates due on financial revenues had been 0.0%, including revenues arising from operations carried out for the purposes of hedging, earned by legal entities subject to the system of non-accrual of these contributions. However, Decree No. 8,426/15 established that from July 2015, the rates shall be increased to 0.65% in relation to PIS and 4.0% in relation to Cofins. On December 30, 2022, Decree No. 11,322/22 had been published reducing the related rates to 0.33% and 2.0%, respectively. However, the said Decree was revoked on January 1, 2023 by Decree No. 11,374/23, reestablishing the original wording provided for in Decree No. 8,426/15.

In turn, according to the changes enacted by Decree No. 8,451/15 in Decree No. 8,426/15, contributions to PIS and Cofins are levied at a rate of 0%, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the foreign exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market. Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the “accrued” procedures, which does not permit the discount of any credits, as provided for by Article 10, paragraph I, of Law No. 10,833/03. Despite this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to PIS and Cofins contributions at the rates of 0.65% and 4.0%, respectively.

130 – Form 20-F 2022 | Bradesco

In July 2010, the Brazilian tax authorities introduced digital tax records (Escrituração Fiscal Digital – EFD) for PIS and Cofins taxes, which must be adopted by financial institutions as well.

4.B.80.04 Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Based on the commitment to observe the laws and regulations applicable to their business, whether at national or international level, we comply with the provisions of the international treaties, FATCA and CRS, which aim to prevent tax evasion and money laundering and terrorist financing practices.

The FATCA law, ratified by Decree Law No. 8,506/15, was created by the Government of the United States of America to promote the identification of financial accounts of US taxpayers who are resident in other countries.

The CRS, established by Normative Instruction No. 1,680/16 of the Brazilian Federal Revenue, was developed by the Organization for Economic Co-operation and Development (OECD), involving the participation of the main global powers. It presents objectives aligned with the FATCA guidelines and guidelines on the identification of financial accounts of taxpayers from foreign acceding countries.

We have established Compliance standards to achieve transparency of information and adopt effective measures to control, monitor and improve existing processes, in order to meet local and international requirements.

4.B.90 Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure (PM) No. 775/17, issued by the President of Brazil in April 2017, into Law No. 13,476/17. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17, as amended, to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registration of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Resolution No. 4,593/17, as amended, presents a clearer definition of financial assets, which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the recording of financial assets and securities is applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations, and that the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank of Brazil, and are conditions for engaging in certain negotiations and in the assumption of custody. The Central Bank of Brazil will issue regulations governing the implementation of such rules, including the creation of an electronic system for the constitution of liens and encumbrances.

From December 2020, pursuant to BCB Normative Instruction No. 61/20, the financial institutions and other institutions authorized to operate by the Central Bank of Brazil must disclose the standardized identifier of the loan (IPOC), as provided for in Circular No. 3,953/19 as amended by BCB Resolution No. 36/20, in the registry of financial instruments, which is representative of loan and leasing operations, including those subject to assignment of credit, chattel and portability and in the form of credit rights, in systems of registration and financial settlement of assets authorized by the Central Bank of Brazil.

131 – Form 20-F 2022 | Bradesco

4.B.100 SELECTED STATISTICAL INFORMATION

The selected statistical information shown in this section is derived from our accounting books and records, which are the basis for preparing our audited consolidated financial statements in accordance with IFRS.

We have included the following information for analytical purposes. For a more complete understanding, for the years ending December 31, 2022, 2021, and 2020, this information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements”.

132 – Form 20-F 2022 | Bradesco

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

➢	Interest-earning and non-interest earning assets
As of and for the year ended December 31,	R$ in thousands, except %
	2022			2021			2020
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	301,726,823	29,224,224	9.7%	286,972,479	18,631,552	6.5%	251,892,319	13,982,931	5.6%
Financial assets at fair value through other comprehensive income	189,558,234	29,301,725	15.5%	213,127,477	17,975,178	8.4%	180,175,796	13,632,071	7.6%
Financial assets at amortized cost	201,308,067	15,526,536	7.7%	177,518,783	16,873,684	9.5%	170,156,931	15,698,407	9.2%
Loans and advances to banks	90,524,207	17,154,023	18.9%	106,562,557	9,043,136	8.5%	130,746,455	6,802,466	5.2%
Loans and advances to customers	637,990,069	101,166,625	15.9%	557,243,883	72,586,237	13.0%	484,602,733	67,596,056	13.9%
Compulsory deposits with the Central Bank	86,303,673	8,224,712	9.5%	78,418,958	3,101,796	4.0%	70,833,791	2,017,605	2.8%
Other interest-earning assets	105,480	15,340	14.5%	103,678	11,763	11.3%	191,287	13,835	7.2%
Total interest-earning assets	1,507,516,553	200,613,185	13.3%	1,419,947,815	138,223,346	9.7%	1,288,599,312	119,743,371	9.3%
Non-interest-earning assets
Cash and balances with banks	20,548,398	-	-	25,527,954	-	-	23,330,719	-	-
Compulsory deposits with the Central Bank	11,632,630	-	-	7,274,585	-	-	8,002,186	-	-
Financial assets available for sale (shares)	15,498,380	-	-	17,912,902	-	-	17,205,887	-	-
Non-performing loans and advances to customers (1)	27,555,043	-	-	17,419,545	-	-	17,197,660	-	-
Investments in associates and joint ventures	8,021,918	-	-	7,485,403	-	-	7,187,218	-	-
Premises and equipment, net	13,548,884	-	-	13,706,167	-	-	14,494,397	-	-
Intangible assets and goodwill, net	16,776,490	-	-	14,909,766	-	-	14,512,492	-	-
Current and deferred income tax	95,458,279	-	-	92,414,510	-	-	92,736,867	-	-
Other non-interest-earning assets	88,064,480	-	-	76,517,947	-	-	78,882,902	-	-
Total non-interest-earning assets	297,104,502	-	-	273,168,779	-	-	273,550,328	-	-
Expected loss on loans and advances	(45,549,267)	-	-	(39,796,382)	-	-	(38,941,865)	-	-
Total assets	1,759,071,788	-	-	1,653,320,212	-	-	1,523,207,775	-	-

(1) Overdue by more than 60 days.

133 – Form 20-F 2022 | Bradesco

➢	Interest-bearing and non-interest-bearing liabilities
As of and for the year ended December 31,	R$ in thousands, except %
	2022			2021			2020

	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-bearing liabilities
Savings deposits	134,746,815	9,351,219	6.9%	136,684,040	4,268,873	3.1%	122,871,162	3,049,149	2.5%
Time deposits (1)	384,395,799	32,936,814	8.6%	363,805,673	11,276,347	3.1%	303,480,700	5,662,574	1.9%
Securities sold under agreements to repurchase	226,392,715	26,140,363	11.5%	230,801,644	12,529,476	5.4%	199,579,332	8,423,041	4.2%
Borrowing and on-lending	58,398,920	5,182,646	8.9%	53,530,617	3,351,886	6.3%	52,739,037	5,907,385	11.2%
Securities issued	193,743,029	21,274,753	11.0%	145,415,334	7,348,164	5.1%	161,510,259	4,786,206	3.0%
Subordinated debt	53,270,623	7,262,125	13.6%	49,187,639	3,154,164	6.4%	52,789,319	2,403,327	4.6%
Insurance technical provisions and pension plans	308,418,498	29,163,334	9.5%	287,875,420	13,192,413	4.6%	276,710,567	18,344,005	6.6%
Total interest-bearing liabilities	1,359,366,399	131,311,254	9.7%	1,267,300,367	55,121,323	4.3%	1,169,680,376	48,575,687	4.2%
Non-interest-bearing liabilities
Demand deposits	52,225,220	-	-	52,046,617	-	-	42,389,455	-	-
Other non-interest-bearing liabilities	190,626,514	-	-	186,000,708	-	-	173,379,562	-	-
Total non-interest-bearing liabilities	242,851,734	-	-	238,047,325	-	-	215,769,017	-	-
Total liabilities	1,602,218,133	-	-	1,505,347,692	-	-	1,385,449,393	-	-
Equity attributable to controlling shareholders	156,398,197	-	-	147,504,444	-	-	137,277,197	-	-
Non-controlling interest	455,458	-	-	468,076	-	-	481,185	-	-
Total equity and liabilities	1,759,071,788	-	-	1,653,320,212	-	-	1,523,207,775	-	-

(1) Includes interbank deposits.

134 – Form 20-F 2022 | Bradesco

4.B.100.02 Changes in interest and similar income interest and similar expense – volume and rate analysis

The following table shows the effects of changes in our interest and similar income interest and similar expense resulting from changes in average volumes and average yield/rates for the periods presented. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects.

As of and for the year ended December 31,	R$ in thousands
	2022/2021
	Increase/(decrease) due to changes in
	Average volume (1)	Average yield/rate (1)	Net change (1)
Interest-earning assets
Financial assets at fair value through profit or loss	1,002,508	9,590,164	10,592,672
Financial assets at fair value through other comprehensive income	(2,181,891)	13,508,438	11,326,547
Financial assets at amortized cost	2,084,098	(3,431,246)	(1,347,148)
Loans and advances to banks	(1,543,612)	9,654,499	8,110,887
Loans and advances to customers	11,432,383	17,148,005	28,580,388
Compulsory deposits with the Central Bank	341,143	4,781,773	5,122,916
Other interest-earning assets	208	3,369	3,577
Total interest-earning assets	11,134,837	51,255,002	62,389,839
Interest-bearing liabilities
Savings deposits	(61,350)	5,143,696	5,082,346
Time Deposits	666,433	20,994,034	21,660,467
Securities sold under agreements to repurchase	(243,842)	13,854,729	13,610,887
Borrowing and on-lending	327,597	1,503,163	1,830,760
Securities issued	3,074,544	10,852,045	13,926,589
Subordinated debt	282,063	3,825,898	4,107,961
Insurance technical provisions and pension plans	1,004,380	14,966,541	15,970,921
Total interest-bearing liabilities	5,049,825	71,140,106	76,189,931

(1) The amounts set out in the table are calculated as follows:

•	Net change is calculated according to the following formula: (interest and similar income interest and similar expenses of current period – interest and similar income or interest and similar expenses of the prior period).
•	Average volume represents the change in interest and similar income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in volumes and is calculated according to the following formula: (change in the average volume x average rate of the prior period).
•	Average yield/rate represents the change in interest income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in rates, calculated according to the following formula: (change in the average rate x average volume of the prior period).
•	Subsequently, the Average volume and Average yield/rates calculated as set out above are adjusted to reflect the difference between the total net changes and the sum of the two amounts. This adjustment is made in proportion to the absolute values of the Average volume and Average yield/rate, calculated as set out above.

4.B.100.03 Net interest income and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest income with net interest spread for the periods indicated:

As of and for the year ended December 31,	R$ in thousands, except %
	2022	2021	2020
Average balance of interest-earning assets (A)	1,507,516,553	1,419,947,815	1,288,599,312
Average balance of interest-bearing liabilities	1,359,366,399	1,267,300,367	1,169,680,376
Net interest income (B)	69,301,931	83,102,023	71,167,684
Interest rate on the average balance of interest-earning assets (C)	13.3%	9.7%	9.3%
Interest rate on the average balance of interest-bearing liabilities (D)	9.7%	4.3%	4.2%
Net yield on interest-earning assets (C-D)	3.7%	5.4%	5.1%
Net interest margin (B/A)	4.6%	5.9%	5.5%
135 – Form 20-F 2022 | Bradesco

4.B.100.04 Investments in debt securities

The following table shows the weighted average income rates and maturities of our financial assets at fair value through profit or loss, at fair value through other comprehensive income, and amortized cost. For more information on the treatment of our assets, see notes 8, 9 and 12 of our consolidated financial statements included in “Item 18. Financial Statements”. As of December 31, 2022, we did not have relevant tax-exempt portfolios.

The average yield is calculated as follows: Nominal value * interest rate * outstanding maturity

Nominal value * remaining maturity

As of December 31, 2022	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	39,159,710	14.9%	111,917,552	13.4%	51,330,609	13.5%	8,130,577	12.1%	-	-	210,538,448	13.2%
Corporate debt and marketable equity securities (1)	1,949,573	11.4%	13,605,518	13.2%	4,762,155	13.2%	511,249	12.0%	7,385,736	-	28,214,231	13.2%
Bank debt securities	8,109,104	11.5%	20,175,939	13.7%	5,806,426	13.7%	435	6.2%	-	-	34,091,904	13.5%
Mutual funds (2)	-	-	-	-	-	-	-	-	12,025,851	-	12,025,851	-
Derivative financial instruments	5,394,228	-	8,048,431	-	2,815,837	-	-	-	-	-	16,258,496	-
Foreign government securities	515,824	4.4%	51,871	4.4%	49,786	3.9%	38,789	5.0%	-	-	656,270	4.6%
Brazilian sovereign bonds	343	2.6%	47,537	4.5%	30,470	10.3%	35,478	3.9%	-	-	113,828	5.0%
Total financial assets at fair value through profit or loss	55,128,782		153,846,848		64,795,283		8,716,528		19,411,587		301,899,028
Financial assets at fair value through other comprehensive income
Brazilian government securities	23,596,959	14.5%	120,204,390	14.5%	19,360,341	13.1%	14,009,560	12.0%	-	-	177,171,250	13.2%
Mutual funds (2)	-	-	-	-	-	-	-	-	1,602,576	-	1,602,576	-
Brazilian sovereign bonds	2,476,969	2.6%	4,020,920	4.1%	2,839,428	4.6%	-	-	-	-	9,337,317	4.2%
Corporate debt securities	610,878	4.4%	1,027,238	3.3%	1,355,751	8.5%	545,577	12.4%	-	-	3,539,444	9.8%
Bank debt securities	2,549,006	5.7%	3,829,533	3.2%	29,796	10.5%	141	5.8%	-	-	6,408,476	4.4%
Foreign government securities	6,865,257	10.1%	9,878	4.4%	-	-	-	-	-	-	6,875,135	10.1%
Marketable equity securities (1)	-	-	-	-	-	-	-	-	10,654,080	-	10,654,080	-
Total financial assets at fair value through other comprehensive income	36,099,069		129,091,959		23,585,316		14,555,278		12,256,656		215,588,278
Financial assets at amortized cost
Brazilian government securities	8,275,069	13.9%	34,970,367	15.6%	20,708,370	12.1%	32,527,890	12.0%	-	-	96,481,696	12.3%
Corporate debt securities	15,387,235	5.4%	74,369,295	4.8%	21,167,630	6.5%	4,205,218	11.9%	-	-	115,129,378	7.0%
Total financial assets at amortized cost	23,662,304		109,339,662		41,876,000		36,733,108		-		211,611,074
Total	114,890,155		392,278,469		130,256,599		60,004,914		31,668,243		729,098,380

(1) For no stated maturity, it mainly corresponds to marketable equity securities; and
(2) Investments in these assets have no set maturity date and are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

136 – Form 20-F 2022 | Bradesco

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

As of December 31, 2022	R$ in thousands
	Due in 1 year or less	Due after 1 year up to 5 years	Due after 5 years up to 15 years	Due after 15 years	Total of Loans and advances to customers
Companies	193,806,371	95,626,478	11,875,182	4,383,760	305,691,791
Financing and On-lending	55,701,318	43,018,105	9,100,014	3,788,173	111,607,610
Financing and export	26,158,772	10,759,929	668,839	-	37,587,540
Housing loans	2,498,319	8,237,899	6,152,464	3,736,607	20,625,289
Onlending BNDES/Finame	5,523,090	8,667,882	2,137,415	51,566	16,379,953
Vehicle loans	10,105,212	13,114,275	23,174	-	23,242,661
Import	10,168,332	217,091	6,384	-	10,391,807
Leases	1,247,593	2,021,029	111,738	-	3,380,360
Borrowings	123,372,022	52,607,163	2,775,168	595,587	179,349,940
Working capital	49,218,840	46,898,508	2,250,737	595,587	98,963,672
Rural loans	7,434,666	184,895	-	-	7,619,561
Other	66,718,516	5,523,760	524,431	-	72,766,707
Limit operations (1)	14,733,031	1,210	-	-	14,734,241
Credit card	7,576,681	-	-	-	7,576,681
Overdraft for corporates	7,156,350	1,210	-	-	7,157,560
Individuals	170,360,118	128,837,690	44,015,973	14,397,756	357,611,537
Financing and On-lending	27,385,957	50,665,278	33,549,166	14,394,149	125,994,550
Housing loans	9,379,294	27,883,287	32,960,446	14,394,149	84,617,176
Vehicle loans	15,776,305	18,224,511	11,684	-	34,012,500
Onlending BNDES/Finame	2,122,400	4,514,684	576,613	-	7,213,697
Other	107,958	42,796	423	-	151,177
Borrowings	67,409,627	78,172,412	10,466,807	3,607	156,052,453
Payroll-deductible loans	27,044,303	53,053,250	9,661,579	1,897	89,761,029
Personal credit	18,545,499	15,810,736	739,965	1,710	35,097,910
Rural loans	8,376,027	3,979,065	12,609	-	12,367,701
Other	13,443,798	5,329,361	52,654	-	18,825,813
Limit operations (1)	75,564,534	-	-	-	75,564,534
Credit card	69,954,999	-	-	-	69,954,999
Overdraft for Individuals	5,609,535	-	-	-	5,609,535
Total loans and advances to customers	364,166,489	224,464,168	55,891,155	18,781,516	663,303,328

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

137 – Form 20-F 2022 | Bradesco

As of December 31, 2022	Predetermined interest rates	Floating interest rates

Companies	71,315,010	40,570,410
Financing and On-lending	19,596,912	36,309,380
Financing and export	1,387,537	10,041,231
Housing loans	3,696,857	14,430,113
Onlending BNDES/Finame	513,300	10,343,563
Vehicle loans	13,135,096	2,353
Import	215,731	7,744
Leases	648,391	1,484,376
Borrowings	51,716,888	4,261,030
Working capital	46,014,073	3,730,759
Rural loans	184,895	-
Other	5,517,920	530,271
Limit operations (1)	1,210	-
Credit card	-	-
Overdraft for corporates	1,210	-
Individuals	120,054,877	67,196,542
Financing and On-lending	32,440,994	66,167,599
Housing loans	11,632,230	63,605,652
Vehicle loans	18,234,869	1,326
Onlending BNDES/Finame	2,530,676	2,560,621
Other	43,219	-
Borrowings	87,613,883	1,028,943
Payroll-deductible loans	62,716,726	-
Personal credit	15,964,814	587,597
Rural loans	3,991,655	19
Other	4,940,688	441,327
Limit operations (1)	-	-
Credit card	-	-
Overdraft for Individuals	-	-
Total loans and advances to customers	191,369,887	107,766,952

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

➢	Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are denominated in U.S. dollars and made to subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 2.2% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border loans and advances to clients, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks in these transactions, since a substantial part of the related credit risk is guaranteed by the borrower’s parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 2.1% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border investments in securities, divided by the average of the last three years of the total assets).

➢	Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, part of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to, and denominated in, foreign currency, consist of onlending of Eurobonds and export and import financing, and represented 6.3% in 2022, 7.0% in 2021, and 5.8% in 2020 of our portfolio of loans and advances. In many cases, our clients hold derivative instruments to minimize foreign exchange rate variation risk.

138 – Form 20-F 2022 | Bradesco

➢	4.B.100.06 Expected credit Losses on loans and advances

The following table shows the movement of the allocation for expected credit losses of loans and advances for the periods indicated. We did not identify material changes in the ratios between the years ended December 31, 2022 and 2021.

As of December 31,	R$ in thousands, except %
	2022				2021				2020
	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers
Companies	(2,618,036)	(0.4%)	26,344,697	4.0%	(1,714,780)	(0.3%)	16,158,829	2.6%	(2,158,087)	(0.4%)	16,727,944	3.3%
Financing and On-lending	24,851	-	4,234,039	0.7%	103,876	-	4,459,705	0.7%	(577,245)	(0.1%)	5,385,341	1.0%
Financing and export	317,046	-	1,281,682	0.2%	236,625	-	1,772,350	0.3%	(295,145)	(0.1%)	2,334,336	0.5%
Housing loans	(78,337)	-	1,016,176	0.2%	(68,352)	-	907,355	0.1%	(343,511)	(0.1%)	1,281,524	0.2%
Onlending BNDES/Finame	(99,650)	-	1,076,561	0.2%	27,037	-	1,169,105	0.2%	96,070	-	1,235,581	0.2%
Vehicle loans	(133,955)	-	749,552	0.1%	(79,473)	-	461,129	0.1%	53,008	-	417,397	0.1%
Import	28,590	-	64,033	-	12,519	-	99,698	-	8,215	-	74,093	-
Leases	(8,843)	-	46,035	-	(24,480)	-	50,068	-	(95,882)	-	42,410	-
Borrowings	(2,529,489)	(0.4%)	20,202,090	3.0%	(1,830,296)	(0.3%)	10,840,171	1.8%	(1,731,474)	(0.4%)	10,684,915	2.1%
Working capital	(1,655,197)	(0.3%)	7,206,304	1.1%	(554,586)	(0.1%)	4,903,344	0.8%	(787,664)	(0.2%)	5,476,512	1.1%
Rural loans	12,121	-	74,542	-	(1,522)	-	65,896	-	(4,372)	-	94,259	-
Other	(886,413)	(0.1%)	12,921,244	1.9%	(1,274,188)	(0.2%)	5,870,931	1.0%	(939,438)	(0.2%)	5,114,144	1.0%
Limit operations (1)	(113,398)	-	1,908,568	0.3%	11,640	-	858,953	0.1%	150,632	0.0%	657,688	0.1%
Credit card	301,829	-	830,065	0.1%	105,245	-	417,351	0.1%	367,187	0.1%	340,739	0.1%
Overdraft for corporates	(415,227)	(0.1%)	1,078,503	0.2%	(93,605)	-	441,602	0.1%	(216,555)	-	316,949	0.1%
Individuals	(10,265,242)	(1.6%)	33,320,038	5.0%	(7,218,763)	(1.3%)	24,642,156	4.0%	(8,948,487)	(1.8%)	22,851,461	4.5%
Financing and On-lending	(608,326)	(0.1%)	2,740,220	0.4%	(74,523)	-	3,305,048	0.5%	79,950	0.0%	4,493,806	0.9%
Housing loans	17,961	-	1,007,903	0.2%	15,477	-	1,877,464	0.3%	79,792	-	3,235,805	0.6%
Vehicle loans	(37,867)	-	1,566,637	0.2%	2,856	-	1,286,374	0.2%	55,980	-	1,099,523	0.2%
Onlending BNDES/Finame	9,354	-	162,488	-	12,799	-	131,045	-	24,795	-	143,583	-
Other	(597,774)	(0.1%)	3,192	-	(105,655)	-	10,165	-	(80,617)	-	14,895	-
Borrowings	(6,361,364)	(1.0%)	18,167,605	2.7%	(3,805,503)	(0.7%)	14,622,153	2.4%	(4,542,274)	(0.9%)	13,081,406	2.5%
Payroll-deductible loans	(2,742,140)	(0.5%)	3,740,507	0.6%	(1,495,829)	(0.3%)	3,519,212	0.6%	(1,300,984)	(0.3%)	3,569,528	0.7%
Personal credit	(1,992,238)	(0.3%)	7,994,590	1.1%	(1,759,679)	(0.3%)	5,497,219	0.9%	(2,168,046)	(0.4%)	3,731,517	0.7%
Rural loans	(216,028)	-	92,213	-	(74,512)	-	95,289	-	(294,379)	(0.1%)	117,157	-
Other	(1,410,958)	(0.2%)	6,340,295	1.0%	(475,483)	(0.1%)	5,510,433	0.9%	(778,865)	(0.2%)	5,663,204	1.1%
Limit operations (1)	(3,295,552)	(0.5%)	12,412,213	1.9%	(3,338,737)	(0.6%)	6,714,955	1.1%	(4,486,163)	(0.9%)	5,276,249	1.0%
Credit card	(2,729,804)	(0.4%)	10,390,610	1.6%	(3,126,395)	(0.6%)	5,753,481	0.9%	(3,796,992)	(0.8%)	4,658,853	0.9%
Overdraft for Individuals	(565,748)	(0.1%)	2,021,603	0.3%	(212,342)	-	961,474	0.2%	(689,171)	(0.1%)	617,396	0.1%
Total	(12,883,278)	(2.0%)	59,664,735	9.0%	(8,933,543)	(1.6%)	40,800,985	6.6%	(11,106,574)	(2.3%)	39,579,405	7.7%

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

139 – Form 20-F 2022 | Bradesco

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

Total deposits from foreign depositors are not material for the years ended December 31, 2022, 2021 and 2020.

➢	Uninsured deposits

For the years ending December 31, 2022, 2021 and 2020, the amount of uninsured deposits, which are not covered by the FGC, was R$367.8 billion, R$322.9 billion and R$298.3 billion, respectively.

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

The CMN has occasionally increased the maximum insured value provided by the FGC. The last value was R$250 thousand, which has been maintained through to the present date.

The calculation of amounts uninsured by the FGC was carried out based on the FGC Census by ownership, which contains information on guaranteed deposits segregated by ownership and value range. For guaranteed balances, we considered the sum of the amounts within the range of R$0.01 to R$250 thousand and for amounts above the coverage limit, we consider the number of clients multiplied by R$250 thousand (limit coverage), the uncovered amount being the difference between the total balance and the guaranteed balance.

The following table shows the values of the time deposits that exceed the FGC insured amount by maturity on December 31, 2022.

As of December 31, 2022	R$ in thousands
Time deposits exceeding the maximum insured

Maturity in 3 months or less	3,331,735
Maturity from 3 months to 6 months	1,931,043
Maturity after 6 months but within 12 months	25,400,652
Maturity after 12 months	285,587,598
Total	316,251,027

140 – Form 20-F 2022 | Bradesco

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or “Nova Cidade de Deus”. Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see “Item 7.A. Major Shareholders”. For further information about our significant subsidiaries as of December 31, 2022, see Exhibit 8.1 to this annual report.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses, and our voting and ownership interest in each of them as of December 31, 2022. With the exception of Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information related to the consolidation of our significant subsidiaries, see Note 2.a) to our consolidated financial statements in “Item 18. Financial Statements”.

141 – Form 20-F 2022 | Bradesco

4.D. Property, Plant and Equipment

As of December 31, 2022, we owned 825 properties and leased 5,742 properties throughout Brazil and six properties abroad, all of which we used in the operation of our branches and business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This discussion should be read in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

5.A.10 Overview

The results of our operations are affected by the following factors, among others:

5.A.10.01 Brazilian Economic Conditions

The results of our operations are directly affected by economic conditions in Brazil. Such economic conditions directly impact our clients’ ability to pay their financial obligations on time, which affects our impairment of loans and advances and our balance of outstanding loans and advances. In addition, the impact of economic conditions on the foreign exchange rate affects our net interest income, since part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar.

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the foreign exchange rate at the end of each year and the average foreign exchange rate for the periods indicated:

	In R$, except %
	2022	2021	2020
Inflation (IPCA)	5.8%	10.1%	4.5%
Appreciation/(depreciation) of the real against the U.S. dollar	6.5%	(7.4%)	(28.9%)
Period-end exchange rate-US$1.00	5.2177	5.5805	5.1967
Average exchange rate-US$1.00 (1)	5.1600	5.3980	5.1494

(1) Average exchange rate.
Sources: FGV and the Central Bank of Brazil.

The following table shows GDP variation in real terms, average base interest rates and average interbank interest rates for the periods indicated:

	2022	2021	2020
Change in real GDP (1)	3.0%	4.7%	(4.5%)
Average base interest rates (2)	12.6%	4.8%	2.8%
Average interbank interest rates (3)	12.4%	4.3%	2.8%

(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year; Bradesco Forecast.
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with B3 methodology (ex-Clearing and Custody Chamber – “CETIP”) (based on nominal rates).
Sources: The Central Bank of Brazil, the Brazilian Geography and Statistics Institute and B3.

142 – Form 20-F 2022 | Bradesco

5.A.10.02 Effects of the global financial markets on our financial condition and operating results

2022 was marked by the reopening of the economy following the Covid-19 pandemic, the effects of the conflict between Russia and Ukraine, and the rise of interest rates in developed and developing economies to combat rising levels of inflation.

Inflation remained high in most countries, due to the persistent effects of supply chain problems that arose during the pandemic and the shocks caused by the Russia and Ukraine conflict, especially with respect to energy prices and agricultural commodities. Inflation in the U.S., accumulated over 12 months, peaked at 9.0% in June 2022 and ended the year at 6.4%.

In several countries, these effects were exacerbated by the appreciation of the U.S. dollar against local currencies, mainly reflecting the fact that interest rates in the U.S. increased faster than in most other countries (especially in comparison to developed countries). The basic interest rate closed in 2022 at 4.50% in the U.S. and 2.50% in the Euro zone, while the U.S. dollar/euro exchange rate ended the year at US$1.07/€, with a 5.9% appreciation of the U.S. dollar compared to the end of the previous year.

Our expectation is that inflation will gradually slow down in 2023, allowing central banks in several countries to reduce or even close cycles of interest rate hikes. However, the prospect that interest rates will remain at a higher level for a relatively long period of time, along with the persistence of geopolitical risks, still suggests a challenging macroeconomic environment for emerging economies. As a counterpoint, China’s reopening could strengthen demand for commodities, favoring countries which export commodities.

Reducing inflation and uncertainties regarding the fiscal scenario are additional challenges for Brazil. In the medium term, advances in the structural reform agenda that signal sustainable trajectories for public debt in the coming years remain an important factor for the economic scenario.

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

In addition, when the real appreciates, we incur: (i) gains on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense decreases; and (ii) losses on our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans and advances, as the income from such assets as measured in reais decreases. Conversely, when the real depreciates, we incur: (i) losses on our liabilities denominated in, or indexed to, foreign currencies; and (ii) gains on our assets denominated in, or indexed to, foreign currencies.

In 2022, our net interest income decreased by 16.6% compared to 2021, to R$69,302 million in 2022 from R$83,102 million in 2021, influenced by increased interest and similar expenses, reflecting the current scenario of higher interest rates, with emphasis on increased expenses with time and savings deposits, funds from the issuance of securities and technical provisions for insurance and pension plans.

In 2021, our net interest income increased by 16.8% compared to 2020, to R$83,102 million in 2021 from R$71,168 million in 2020. This increase was due to the growth in interest and similar income, reflecting the scenario of higher interest rates, with emphasis on increased income from loans and advances to clients and financial institutions and financial assets at fair value through profit or loss and other comprehensive income.

143 – Form 20-F 2022 | Bradesco

The following tables show our foreign currency denominated or indexed assets and liabilities as of the dates indicated:

As of December 31,	R$ in thousands
	2022	2021	2020
Assets
Cash and balances with banks	8,478,739	7,810,562	8,324,289
Financial assets at fair value through profit or loss	11,829,562	12,803,981	10,636,220
Financial assets at fair value through other comprehensive income	23,029,523	22,437,998	22,734,586
Financial assets at amortized cost	452,949	166,888	257,338
Loans and advances to banks	880,857	2,234,018	1,998,229
Loans and advances to customers	41,716,795	42,813,511	29,718,010
Premises and equipment, net	62,245	30,511	31,050
Intangible assets and goodwill, net	36,197	36,860	27,719
Taxes to be offset	145,584	90,498	99,578
Deferred income tax assets	206,188	4,431	25,082
Other assets	28,697,563	28,649,930	21,304,014
Total assets	115,536,202	117,079,188	95,156,115
Off-balance sheet accounts – notional value
Derivatives
Futures	8,701,823	43,799,666	17,845,578
Forward	27,777,248	43,885,785	16,154,968
Options	953,501	4,668,221	4,356,532
Swap	38,259,798	48,615,735	34,525,875
Total assets with derivatives (a)	191,228,572	258,048,595	168,039,068

As of December 31,	R$ in thousands
	2022	2021	2020
Liabilities
Deposits from banks	23,623,611	36,018,086	30,045,237
Deposits from customers	39,083,142	49,306,468	33,144,976
Financial liabilities at fair value through profit or loss	2,685,374	4,159,438	4,556,394
Securities issued	12,389,132	10,985,645	11,225,257
Subordinated debt	-	6,247,289	14,352,946
Insurance technical provisions and pension plans	14,730	11,365	13,659
Other reserves	108,008	214,992	-
Current income tax liabilities	8,892	18,615	10,027
Deferred income tax assets	68,231	157,898	321,193
Other liabilities	18,308,497	14,937,015	14,948,724
Total liabilities	96,289,617	122,056,811	108,618,413
Off-balance sheet accounts – notional value
Derivatives
Futures	40,518,873	50,985,347	26,613,094
Forward	23,885,594	40,109,947	16,053,666
Options	1,531,743	3,287,469	1,212,292
Swap	33,221,629	42,861,624	30,076,443
Total liabilities with derivative (b)	195,447,456	259,301,197	182,573,908
Net exposure (a-b)	(4,218,884)	(1,252,602)	(14,534,840)

144 – Form 20-F 2022 | Bradesco

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency fluctuations on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2.d) (iii) and 7 to our consolidated financial statements in “Item 18. Financial Statements”.

Our net exposure in relation to our net assets amounted to 2.7% as of December 31, 2022, 0.8% as of December 31, 2021, and 9.9% as of December 31, 2020.

5.A.10.04 Taxes

Our income tax expenses consist of two federal taxes affecting adjusted net income: IRPJ, which is levied at a rate of 15.0% plus an additional 10.0% on taxable profits that exceed R$240 thousand per year, and the Social Contribution Tax, which is currently levied at a rate of 20.0% for banks of any kind and development agencies and at a rate of 15.0% for the majority of other financial institutions (e.g., capitalization and private insurance, loan companies and security brokers, among others). On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, increasing these Social Contribution Tax rates by 5%, and was converted into Law No. 14,183/21, (i) increasing to 25% the CSLL rate on banks, later reduced to 20% as of January 1, 2022, and (ii) maintaining the increase in the Social Contribution rate to 20% for most other financial institutions until December 31, 2021, which was subsequently reduced to 15%.

In 2022, Provisional Measure No. 1,115/22 was enacted and later converted into Law No. 14,446/22, increasing the rates of the CSLL applicable (i) to banks of any kind from 20% to 21%; and (ii) to other financial institutions from 15% to 16%, until December 31, 2022.

Corporations based in Brazil may pay shareholders interest on shareholders’ equity as an alternative form of making dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on shareholders’ equity. For further information on our tax expenses, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.80 Taxes related to our activities – 4.B.80.02 Income Tax and social contribution on profits”; “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”; and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.03 Interest on shareholders’ equity (JCP)”.

The following table shows the amount of income tax paid in 2022 by each tax jurisdiction in which we operate overseas.

Country	R$ in thousands
USA	13.273
Mexico	56.278
Cayman Islands	131.819
Luxembourg	7.109
Other	175
Total	208.654

5.A.10.05 Impact of material acquisitions and strategic alliances on our future financial performance

We believe that the acquisitions and strategic alliances made in previous years will help to improve our future results. The extent of improvement is uncertain, and we therefore cannot estimate its impact on our future financial performance. For more information, see “Item 4.A. History and Development of the Company – 4.A.10 Acquisitions, divestitures and other strategic alliances”.

145 – Form 20-F 2022 | Bradesco

5.A.20 Results by operational segment

We operate and manage our business through two segments: the banking segment; and the insurance, pension plans and capitalization bonds segment. For further financial information in relation to our operating segments, see Note 38 to our consolidated financial statements in “Item 18. Financial Statements”. For a description of the operations of our operational segments, see “Item 4.B. Business Overview”.

The financial information of our operating segments was prepared based on reports produced for our Management to assess performance and make decisions about the allocation of funds for investments and other purposes. Our Management uses various data, including financial data prepared under Brazilian Generally Accepted Accounting Principles (BR GAAP) and non-financial metrics, measured on different databases. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with the International Financial Reporting Standards (IFRS). Where there are significant differences between the aggregated amounts reported for our operating segments and the equivalent amounts in our consolidated statement of income, such differences are explained in conjunction with the explanations of the results that precede them.

5.A.20.01 Results of operations for the year ended December 31, 2022, compared with the year ended December 31, 2021

The following tables set out the principal components of our net income for 2022 and 2021, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %

	2022	2021	% change

Interest and similar income	200,613,185	138,223,346	45.1%
Interest and similar expenses	(131,311,254)	(55,121,323)	138.2%
Net interest income	69,301,931	83,102,023	(16.6%)
Fee and commission income	27,134,207	26,033,007	4.2%
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	819,355	(11,272,790)	-
Net gains/(losses) on financial assets at fair value through other comprehensive income	2,663,816	(1,081,393)	-
Net gains/(losses) on foreign currency transactions	1,816,918	(425,732)	-
Gross profit from insurance and pension plans	7,264,883	6,073,461	19.6%
- Insurance and pension income	88,974,993	76,221,161	16.7%
- Insurance and pension expenses	(81,710,110)	(70,147,700)	16.5%
Other operating income	12,564,972	(6,706,454)	-
Expected loss on loans and advances	(26,365,671)	(9,358,234)	181.7%
Expected loss on other financial assets	2,579,233	(255,975)	-
Personnel expenses	(21,683,356)	(20,013,692)	8.3%
Other administrative expenses	(17,510,519)	(15,993,155)	9.5%
Accumulated depreciation and amortization	(5,663,220)	(5,772,900)	(1.9%)
Other operating income/(expenses)	(17,503,554)	(18,603,757)	(5.9%)
Other operating expense	(86,147,087)	(69,997,713)	23.1%
Income before income taxes and share of profit of associates and joint ventures	22,854,023	32,430,863	(29.5%)
Share of profit of associates and joint ventures	1,355,926	421,504	221.7%
Income before income taxes and non-controlling interests	24,209,949	32,852,367	(26.3%)
Income taxes	(2,992,753)	(9,471,563)	(68.4%)
Net income for the year	21,217,196	23,380,804	(9.3%)

Attributable to shareholders:
Shareholders of the parent	20,983,690	23,172,322	9.4%
Non-controlling interests	233,506	208,482	12.0%

146 – Form 20-F 2022 | Bradesco

Segment	R$ in thousands, except %
	As of and for the year ended December 31,
	Banking (A)			Insurance, Pension Plans and Capitalization Bonds (B)
	2022	2021	% change	2022	2021	% change
Revenue from financial intermediation	151,198,428	98,849,913	53.0%	36,250,128	20,204,517	79.4%
Expenses from financial intermediation	(81,330,918)	(34,560,608)	135.3%	(29,163,334)	(13,192,413)	121.1%
Financial margin	69,867,510	64,289,305	8.7%	7,086,794	7,012,104	1.1%
Expected Credit Loss Associated with Credit Risk expense	(31,525,873)	(15,500,157)	103.4%	-	-	-
Gross income from financial intermediation	38,341,637	48,789,148	(21.4%)	7,086,794	7,012,104	1.1%
Other income from insurance, pension plans and capitalization bonds	-	-	-	7,425,337	5,177,940	43.4%
Fee and commission income and income from banking fees	33,802,362	31,866,568	6.1%	1,701,005	1,779,999	-4.4%
Personnel expenses	(20,321,773)	(18,425,804)	10.3%	(2,377,250)	(2,040,452)	16.5%
Other administrative expenses	(20,949,621)	(19,676,660)	6.5%	(1,635,857)	(1,494,814)	9.4%
Tax expenses	(6,880,656)	(6,340,354)	8.5%	(1,188,335)	(983,979)	20.8%
Share of profit (loss) of unconsolidated and jointly controlled companies	107,424	7,505	-	125,038	98,692	26.7%
Other operating income / expenses	(8,457,925)	(13,689,730)	(38.2%)	(500,429)	(721,996)	-30.7%
Operating profit/(loss)	15,641,448	22,530,673	(30.6%)	10,636,303	8,827,494	20.5%
Non-operating income/(expense)	426,197	(308,942)	(238.0%)	127,478	36,765	246.7%
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,112,804)	(5,522,891)	(61.7%)	(4,248,857)	(3,520,279)	20.7%
Net income	13,954,841	16,698,840	(16.4%)	6,514,924	5,343,980	21.9%

	As of and for the year ended December 31,
	Banking and Insurance, Pension and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments	Consolidated 2022 (A+B+C)	Banking and Insurance, Pension Plans and Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments	Consolidated 2021 (A+B+C)
Revenue from financial intermediation	187,448,556	18,464,718	205,913,274	119,054,430	6,389,001	125,443,431
Expenses from financial intermediation	(110,494,252)	(20,817,002)	(131,311,254)	(47,753,021)	(7,368,302)	(55,121,323)
Financial margin	76,954,304	(2,352,284)	74,602,020	71,301,409	(979,301)	70,322,108
Expected Credit Loss Associated with Credit Risk expense	(31,525,873)	7,739,435	(23,786,438)	(15,500,157)	5,885,948	(9,614,209)
Gross income from financial intermediation	45,428,431	5,387,151	50,815,582	55,801,252	4,906,647	60,707,899
Other income from insurance, pension plans and capitalization bonds	7,425,337	697,280	8,122,617	5,177,940	1,516,438	6,694,378
Fee and commission income and income from banking fees	35,503,367	(8,369,160)	27,134,207	33,646,567	(7,613,560)	26,033,007
Personnel expenses	(22,699,023)	1,015,667	(21,683,356)	(20,466,256)	452,564	(20,013,692)
Other administrative expenses	(22,585,478)	(588,261)	(23,173,739)	(21,171,474)	(594,581)	(21,766,055)
Tax expenses	(8,068,991)	503,308	(7,565,683)	(7,324,333)	495,876	(6,828,457)
Share of profit (loss) of unconsolidated and jointly controlled companies	232,462	1,123,464	1,355,926	106,197	315,307	421,504
Other operating income / expenses	(8,958,354)	(2,385,257)	(11,343,611)	(14,411,726)	2,252,612	(12,159,114)
Operating profit/(loss)	26,277,751	(2,615,808)	23,661,943	31,358,167	1,731,303	33,089,470
Non-operating income/(expense)	553,675	(5,669)	548,006	(272,177)	35,074	(237,103)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(6,361,661)	3,368,908	(2,992,753)	(9,043,170)	(428,393)	(9,471,563)
Net income	20,469,765	747,431	21,217,196	22,042,820	1,337,984	23,380,804

147 – Form 20-F 2022 | Bradesco

The following are explanations of material changes to the material line items of our income statement prepared in accordance with IFRS:

➢	Interest and similar income

Our interest and similar income for the year ended December 31, 2022 increased by R$62,390 million, or 45.1%, compared to the year ended December 31, 2021, due to (i) the increase in interest rates on our interest-earning assets reflecting the variation in the SELIC rate in Brazil, which increased to 13.75% for the year ended December 31, 2022 from 9.25% for the year ended December 31, 2021, increasing our revenues by R$51,255 million and (ii) the increase in the average volume of interest-earning assets, which had a positive impact on our revenues of R$11,135 million.

➢	Interest and similar expenses

Our interest and similar expenses for the year ended December 31, 2022 increased by R$76,190 million, or 138.2%, compared to the year ended December 31, 2021, as a result of (i) the increase in interest rates on our interest-bearing liabilities reflecting the variation in the SELIC rate in Brazil, increasing our expenses by R$71,140 million, and (ii) the increase in the average volume of interest-bearing liabilities, which increased our expenses by R$5,050 million.

➢	Fee and commission income

Our fee and commission income for the year ended December 31, 2022 increased by R$1,101 million, or 4.2%, compared to the year ended December 31, 2021, reflecting an increase in revenues from cards of 21.0%, partially offset by lower revenues from: (i) checking accounts, which decreased by 3.5%; (ii) underwriting/ financial advisory services, which decreased by 14.9%; and (iii) collections, which decreased by 6.1%.

➢	Net gains / (losses) on financial assets and liabilities at fair value through profit or loss

We recorded net gains on financial assets and liabilities at fair value through profit or loss of R$819 million for the year ended December 31, 2022, compared to losses of R$11,273 million for the same period in 2021, due to: (i) a reduction in losses on fixed income of 88.0%; (ii) an increase in gains obtained with derivative financial instruments of 187.5%, which was a reflection of the income from futures contracts, which includes income and respective adjustment to the fair value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency; and (iii) a reduction of losses on equity income of 91.5%.

➢	Gross profit from insurance and pension plans

Our gross profit from insurance and pension plans for the year ended December 31, 2022 increased by R$1,191 million, or 19.6%, compared to the year ended December 31, 2021, as a result of an increase of 17.1% in revenues from written premiums in the period, which were partially offset by higher retained claims expenses of 16.2% and the increase in the changes in the provisions for insurance of 17.5%

➢	Expected loss on loans and advances (expenses)

Our expected loss on loans and advances for the year ended December 31, 2022 increased by R$17,007 million, or 181.7%, compared to the same period in 2021, as a result of (i) higher inflation levels and high interest rates which adversely affected individuals and companies, and (ii) the impact of a provision recorded in respect of a specific Large Corporate client.

The following table shows changes in our expected losses on loans and advances, expenses with losses of loans and advances, operations recovered and charge-offs for the years of 2022 and 2021, as well as our ratio of expenses with losses related to the average balances of loans and advances to clients (shown as a percentage of the average balance of loans and advances to clients), in all cases based on Note 11.d (Consolidated – All stages) of our consolidated financial statements prepared in accordance with IFRS in “Item 18. Financial Statements”.

	R$ in thousands, except %
	2022	2021	% change
Balance at the beginning of the period	46,182,342	45,757,651	0.9%
Expected credit loss for loans and advances (1) (2)	32,236,567	15,348,603	110.0%
Loan charge-offs	(18,754,174)	(14,923,912)	25.7%
Expected credit losses for loans and advances at the end of the year	59,664,735	46,182,342	29.2%
Ratio of expected credit losses for loans and advances to average loans and advances to customers	5.1%	2.8%

(1) It includes expected losses on loan commitments and financial guarantees provided; and

(2) Does not include Revenue from credit recovery in the amount of R$ 5,871 million in 2022 (R$ 5,990 million in 2021) that in the BR GAAP are allocated in Other Operating Income, while in the IFRS they are allocated in Expected Loss on Loans and Advances.

Our expected loss on loans and advances for the year ended December 31, 2022 increased by 110.0%, compared to the same period in 2021, reflecting the prevailing economic conditions (higher inflation levels and high interest rates) of this credit cycle, which particularly impacted the Retail segment (individuals and companies). It also reflects the impact of a provision recorded in respect of a specific Large Corporate client. We note that our level of provisioning is based on statistical models that capture historical and prospective information and continues to reflect our expectation of losses in different economic scenarios. Our level of credit losses, net of recoveries, reached 2.0% of the average balance of loans and advances to customers in 2022, compared to 1.6% in 2021.

We have expected losses on loans and advances in the amount of R$59,665 million in 2022, reaching a coverage ratio of loans over 90 days past due of 211.0% (266.3% in 2021), and a coverage ratio of loans over 60 days past due of 174.1% (220.0% in 2021). We calculate our coverage ratio of loans over 60 days and 90 days past due by dividing the total balance of expected credit losses for loans and advances by the balance of loans and advances to customers more than 60 days overdue and more than 90 days overdue, respectively

Our portfolio of loans and advances to customers increased by 8.1% to R$663,303 million as of December 31, 2022 from R$613,834 million as of December 31, 2021, reflecting the increase in: (i) companies loan portfolio presenting an increase of 4.2% compared to 2021, highlighting the increase of 5.7% in loans (including working capital, rural loans and others) and of 23.0% in operations with limits (including credit card and overdraft); and (ii) individuals loan portfolio presenting an increase of 11.6% compared to 2021, highlighting the growth of 29.5% in operations with limits (includes credit card and overdraft), 9.7% in loans (includes payroll-deductible and personal credit, rural loans and others), and 5.2% in financing and refinancing (includes housing loans and vehicle loans, onlendings BNDES/Finame and others).

148 – Form 20-F 2022 | Bradesco

➢	Personnel expenses

Our personnel expenses for the year ended December 31, 2022 increased by R$1,670 million, or 8.3%, compared to the year ended December 31, 2021, as a result of increased expenses with payroll and social security charges of 7.3% and benefits of 16.8%, reflecting the collective bargaining agreement that has been in effect since September 2022.

➢	Other Administrative Expenses

Our other administrative expenses for the year ended December 31, 2022 increased by R$1,517 million, or 9.5%, compared to the year ended December 31, 2021, mainly reflecting higher expenses associated with: (i) advertising, promotions and publicity of 39.6%; (ii) financial systems services of 36.6%; and (iii) outsourced services of 4.5%.

➢  Income tax and social contribution

The following table shows, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2022	2021
Income before income tax and social contribution	24,209,949	32,852,367
Total burden of income tax and social contribution at the current rates	(10,894,477)	(14,783,565)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	610,167	189,677
Interest on shareholders’ equity	4,577,308	3,258,040
Other amounts (1) (2)	2,714,249	1,864,285
Income tax and social contribution for the period	(2,992,753)	(9,471,563)
Effective rate	(12.4%)	(28.8%)

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies, insurance companies and non-financial companies, in relation to the shown; and (iii) the deductions encouraged.; and (2) On July 28, 2020, Law No. 14,031 was sanctioned, which changed, as of the 2021 financial year, the tax treatment levied on the foreign exchange rate variation of the portion with risk coverage (hedge) of the investment value abroad, registered in accordance with the accrual basis, which must be computed in the determination of taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investor legal entity domiciled in the Country, in the proportion of: i) 50% , in fiscal year 2021; and ii) 100%, as of fiscal year 2022.

The variation in our income tax and social contribution is largely related to the decrease in income before income tax and social contribution (taxable base), in addition to the greater use of the JCP (Interest on Shareholders’ Equity) benefit. For more information on Income tax and social contribution, see Note 37 of our Consolidated Financial Statements in “Item 18. Financial Statements”.

➢  Net Income

As a result of the above, our net income attributed to our shareholders, decreased by 9.4%, to R$20,984 million for the year ended December 31, 2022 from R$23,172 million for the same period in 2021

See item 5.A of our annual report for the year ended December 31, 2021 for a comparative discussion of our operating results for the years ended December 31, 2021 and 2020. FORM 20-F 2021 – Item 5.A. Operating Income – 5.A.20 Results by operational segment.

For segment reporting purposes, the following are explanations of material changes to certain material line items of our income statement prepared in accordance with BR GAAP, as well as explanations of significant differences between the aggregated amounts reported for our operating segments and the equivalent amounts in our consolidated statement of income:

5.A.20.01-01 Financial Margin

Our financial margin is equivalent to the aggregate of the following IFRS captions: net interest income; net profit/(loss) on financial assets/liabilities at fair value through profit or loss; net profit/(loss) on financial assets at fair value through other comprehensive income and net profit/(loss) on foreign currency transactions. It reflects the net income of our financial intermediation activities before the expenses of expected losses on loans and advances.

The following table shows, by segment, how much of the variation in our financial margin was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2022 and 2021:

	R$ in thousands
	Banking	Insurance, pension and capitalization bonds
	2022/2021
	Increase/(decrease)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	3,671,128	64,083
Due to changes in average interest rates	(659,693)	570,077
Due to Brazilian real appreciation/depreciation	44,911	(270)
Non-interest gains / losses	2,521,859	(559,201)
Net change	5,578,205	74,690

➢	Banking

Financial margin for the year ended December 31, 2022 increased by 8.7%, compared to the same period in 2021, due, in part, to increased revenues from financial intermediation, a reflection of the increase in the average volume of our business. This positively contributed to our R$3,671 million result, driven mainly by the 6.7% growth in average loans and advances to customers, in particular in our consumer loans (payroll-deductible and personal loans, credit cards and vehicle loans) and our housing loan portfolios. This growth was partially offset by the increase in average rates on our interest-bearing liabilities, influenced by the increase in interest rates in Brazil, which increased our expenses by R$615 million.

➢	Insurance, pension plans and capitalization bonds

Financial margin for the year ended December 31, 2022 increased by 1.1%, compared to the same period in 2021, due, in part, to increased revenues from financial intermediation, a reflection of the variation in economic and financial indices, which influenced the performance of financial investments, especially investments linked to the SELIC or CDI rates. The growth in the average volume of our business also contributed to the increase in financial margin.

149 – Form 20-F 2022 | Bradesco

a) Revenue from financial intermediation

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2022 and 2021:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2022	2021	% change
Average balance of interest-earning assets
Financial assets at fair value through profit or loss	301,726,823	286,972,479	5.1%
Financial assets at fair value through other comprehensive income	189,558,234	213,127,477	(11.1%)
Financial assets at amortized cost	201,308,067	177,518,783	13.4%
Loans and advances to banks	90,524,207	106,562,557	(15.1%)
Loans and advances to customers	637,990,069	557,243,883	14.5%
Compulsory deposits with the Central Bank	86,303,673	78,418,958	10.1%
Other interest-earning assets	105,480	103,678	1.7%
Total	1,507,516,553	1,419,947,815	6.2%
Average interest rate earned	13.3%	9.7%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2022	2021	% change	2022	2021	% change
Average balance of interest-earning assets
Financial assets held for trading	87,703,923	75,255,580	16.5%	233,613,385	228,177,882	2.4%
Financial assets available for sale	256,544,254	244,451,671	4.9%	46,153,366	60,824,736	(24.1%)
Investments held to maturity	48,541,823	60,768,354	(20.1%)	44,434,776	29,812,070	49.0%
Loans and advances to banks	118,196,720	135,623,384	(12.8%)	-	-	-
Loans and advances to customers	584,585,027	547,953,370	6.7%	-	-	-
Compulsory deposits with the Central Bank	94,416,647	85,533,807	10.4%	-	-	-
Other interest-earning assets	362,214	291,218	24.4%	-	-	-
Total	1,190,350,607	1,149,877,385	3.5%	324,201,527	318,814,689	1.7%
Average interest rate earned	14.5%	9.6%		10.8%	5.8%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, the variation in our revenue from financial intermediation that was attributable to changes in the average volume of interest-earning assets; the changes attributable to average interest rates and the variation attributable to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2022 and 2021:

	Banking	Insurance, pension and capitalization bonds
	2022/2021
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	5,112,192	1,068,463
Due to changes in average interest rates	56,622,814	15,536,618
Due to Brazilian real appreciation/depreciation	235,443	(270)
Non-interest gains / losses	(9,621,934)	(559,201)
Net change	52,348,515	16,045,611
➢
150 – Form 20-F 2022 | Bradesco

➢	Banking

Revenue from financial intermediation for the year ended December 31, 2022 increased by 53.0%, compared to the same period in 2021, reflecting the growth of average rates on our interest-earning assets, influenced by higher interest rates in Brazil, which increased our revenues by R$56,858 million. The increase in the average volume of our business also contributed to the increase in revenue from financial intermediation, with increased revenues of R$5,112 million, due to the increase in our consumer loan portfolio and investments available for sale.

Revenue from financial intermediation from loans and advances to clients totaled R$102,500 million for the year ended December 31, 2022, an increase of 39.3% compared to the same period in 2021. This reflects the increase in interest rates in Brazil, which increased our revenues by R$23,741 million. Additionally, the average balance of these assets increased by 6.7%, contributing R$5,188 million to our revenue. Our loans and advances to individuals increased by 12.6% for the year ended December 31, 2022, compared to the same period in 2021 due to increases in: (i) credit cards, which increased by 27.5%, (ii) personal loans, which increased by 15.7%, and (iii) housing loans, which increased by 9.2%. Our loans and advances to companies also increased by 7.9%, in particular in respect of (i) guarantees, sureties and securities, which increased by 14.0%, (ii) rural loans, which increased by 31.3%, and (iii) CDC/Leasing, which increased by 20.6%.

Revenue from financial intermediation from investments held to maturity totaled R$3,597 million for the year ended December 31, 2022, a 10.8% decrease compared to the same period in 2021. This decrease is related to the 20.1% decrease in the average volume of these assets, negatively impacting our income by R$871 million.

Revenue from financial intermediation from compulsory deposits with the Central Bank of Brazil totaled R$8,225 million for the year ended December 31, 2022, an increase of 165.2% compared to the same period in 2021. This increase is related to the increase in the SELIC rate, which increased our revenues by R$4,770 million, in addition to the increase of 10.4% in the average volume of these assets, which contributed positively to our income by R$353 million.

Revenue from financial intermediation from loans and advances to banks totaled R$16,618 million for the year ended December 31, 2022, an 87.7% increase compared to the same period in 2021. This growth is related to the increase in interest rates in Brazil, which increased our revenues by R$9,032 million, partially offset by the 12.8% decrease in the average volume of these assets, which negatively impacted our income by R$1,269 million.

Revenue from financial intermediation from financial assets available for sale totaled R$30,761 million for the year ended December 31, 2022, an 86.3% increase compared to the same period in 2021. This increase is primarily related to the increase in interest rates in Brazil, which increased our revenues by R$13,392 million.

Revenue from financial intermediation from financial assets for trading totaled R$10,854 million for the year ended December 31, 2022, a 140.5% increase compared to the same period in 2021. This increase is related to the increase in interest rates in Brazil, which increased our revenues by R$5,487 million, in addition to the increase of 16.5% in the average volume of these assets, which contributed positively to our income by R$854 million.

The variation in non-interest gains / losses is mainly related to the results obtained from derivative financial instruments, reflecting the result from futures contracts, which includes the result and respective adjustment to the fair value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

➢	Insurance, pension plans and capitalization bonds

Revenue from financial intermediation for the year ended December 31, 2022 increased by 79.4%, compared to the same period in 2021. This mainly reflects the 141.0% increase in revenues from financial assets for trading, due to the higher result from investments linked to SELIC or CDI, which increased our revenues by R$14,725 million.

151 – Form 20-F 2022 | Bradesco

b) Expenses from financial intermediation

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2022 and 2021:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2022	2021	% change

Average balance of interest-bearing liabilities
Savings deposits	134,746,815	136,684,040	(1.4%)
Time deposits	384,395,799	363,805,673	5.7%
Securities sold under agreements to repurchase	226,392,715	230,801,644	(1.9%)
Borrowing and on-lending	58,398,920	53,530,617	9.1%
Securities issued	193,743,029	145,415,334	33.2%
Subordinated debt	53,270,623	49,187,639	8.3%
Insurance technical provisions and pension plans	308,418,498	287,875,420	7.1%
Total	1,359,366,399	1,267,300,367	7.3%
Average interest rate paid	9.7%	4.3%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2022	2021	% change	2022	2021	% change
Average balance of interest-bearing liabilities
Savings deposits	134,217,667	136,412,968	(1.6%)	-	-	-
Time deposits	382,878,636	366,713,286	4.4%	-	-	-
Securities sold under agreements to repurchase	256,128,397	273,352,266	(6.3%)	-	-	-
Borrowing and on-lending	58,211,143	79,010,046	(26.3%)	-	-	-
Securities issued	205,701,883	150,382,413	36.8%	-	-	-
Subordinated debt	53,922,018	47,897,295	12.6%	-	-	-
Technical provisions for insurance, pension plans and capitalization bonds	-	-	-	308,418,498	287,875,420	7.1%
Total	1,091,059,745	1,053,768,274	3.5%	308,418,498	287,875,420	7.1%
Average interest rate paid	9.7%	4.5%		9.5%	4.6%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, the variation in our expenses from financial intermediation that was attributable to changes in the average volume of interest-bearing liabilities, the changes attributable to average interest rates and the variation attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing 2022 to 2021:

	Banking	Insurance, pension and capitalization bonds
	2022/2021
	Increase/(decrease)
Due to changes in average volume of interest-bearing liabilities	1,441,064	1,004,380
Due to changes in average interest rates	57,282,507	14,966,541
Due to Brazilian real appreciation/depreciation	190,532	-
Non-interest gains / losses	(12,143,793)	-
Net change	46,770,310	15,970,921

152 – Form 20-F 2022 | Bradesco

➢	Banking

Expenses from financial intermediation for the year ended December 31, 2022 increased by 135.3%, compared to the same period in 2021, due to the increase in interest rates in Brazil, which increased our expenses by R$57,473 million, in particular for (i) time deposits, (ii) obligations for repurchase agreements, (iii) securities issuance resources, and (iv) savings deposits. In addition, the increase in the average volume of our business also increased our expenses by R$1,441 million.

The increase in non-interest gains / losses is mainly related to the results obtained from derivative financial instruments, reflecting the result from futures contracts, including the result and respective adjustment to the market value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

➢	Insurance, pension plans and capitalization bonds

The increase in expenses from financial intermediation is related to the behavior of the financial-economic indexes, primarily the Market General Price Index (IGP-M) and the Extended National Consumer Price Index (IPCA), which impacted the restatement of the technical provisions, increasing our expenses by R$14,967 million for the year ended December 31, 2022, compared to the same period in 2021.The increase in the average volume of our business also increased our expenses by R$1,004 million.

5.A.20.01-02 Non-interest income

The following table shows on a consolidated basis and by segment, the principal components of our non-interest income for 2022 and 2021:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2022	2021	% change
Fee and commission income	27,134,207	26,033,007	4.2%
Net profit from insurance and pension plans	7,264,883	6,073,461	19.6%
Share of profit of associates and joint ventures	1,355,926	421,504	221.7%
Other non-interest income	25,948,057	18,004,494	44.1%
Total	61,703,073	50,532,466	22.1%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2022	2021	% change	2022	2021	% change
Fee and commission income and income from banking fees	33,802,362	31,866,568	6.1%	1,701,005	1,779,999	(4.4%)
Other income from insurance, pension plans and capitalization bonds	-	-	-	7,425,337	5,177,940	43.4%
Share of profit (loss) of associates and jointly controlled companies	107,424	7,505	-	125,038	98,692	26.7%
Other non-interest income	16,177,991	7,732,822	109.2%	3,270,015	1,867,643	75.1%
Total	50,087,777	39,606,895	26.5%	12,521,395	8,924,274	40.3%

➢	Banking
•	Fee and Commission Income: Revenue from cards for the year ended December 31, 2022 increased by 20.7% compared to the same period in 2021, due to a 27.4% increase in the financial volume transacted by cardholders, highlighting the increase in card sales through digital channels, which increased our active customer base. We note that the revenues from consortia administration were impacted by the new accounting rule of the Central Bank of Brazil, pursuant to which the revenues are recognized during the term of the contract, increasing only 2.1% in 2022 compared to 2021 primarily as a result of this rule.
•	Other non-interest income: the increase in our other non-interest income occurred mainly due to the growth in other operating income, in addition to the recovery of charges and expenses, capital gains and profits on the disposal of non-financial assets held for sale.

➢	Insurance, pension plans and capitalization bonds
•	Other income from insurance, pension plans and capitalization bonds: Revenues from this line item increased due to an increase in premiums written of 16.3% and higher pension contributions of 17.4% (includes VGBL). This was partially offset by higher expenses due to variation in technical provisions for insurance, pension plans and capitalization bonds of 15.5% and higher expenses with retained claims of 15.2%. The claims ratio (retained claims/earned premiums) improved to 80.2% for the year ended December 31, 2022, compared to 81.6% for the same period in 2021.

153 – Form 20-F 2022 | Bradesco

➢	Main difference between balances by segment and consolidated balances

In addition to the explanations above, we highlight below the main difference between our non-interest income by segment (based on BR GAAP) and our consolidated non-interest income (IFRS) for the year ended December 31, 2022:

•	Non-interest income: The difference in our interest income prepared in accordance with BR GAAP compared to IFRS (R$906 million in 2022 | -R$2,001 million in 2021) are mainly due to the difference in the calculation basis of the effective interest rates according to IFRS compared to BRGAAP, due to the increase in interest rates practiced in Brazil which increased significantly in 2022 when compared to 2021. In addition to overall adjustments, originating from proportionally consolidated companies and the “non-consolidation” of exclusive funds.

5.A.20.01-03 Personnel expenses, Other administrative expenses and other non-interest expenses

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expenses for 2022 and 2021:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2022	2021	% change
Personnel expenses	(21,683,356)	(20,013,692)	8.3%
Other administrative expenses	(17,510,519)	(15,993,155)	9.5%
Accumulated depreciation and amortization	(5,663,220)	(5,772,900)	(1.9%)
Other non-interest expense	(43,451,611)	(36,608,251)	18.7%
Total	(88,308,706)	(78,387,998)	12.7%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2022	2021	% change	2022	2021	% change
Personnel expenses	(20,321,773)	(18,425,804)	10.3%	(2,377,250)	(2,040,452)	16.5%
Other administrative expenses	(20,949,621)	(19,676,660)	6.5%	(1,635,857)	(1,494,814)	9.4%
Other non-interest expense	(31,090,375)	(28,071,848)	10.8%	(4,831,301)	(3,536,853)	36.6%
Total	(72,361,769)	(66,174,312)	9.4%	(8,844,408)	(7,072,119)	25.1%

➢	Banking

The increase in our non-interest expenses occurred mainly due to:

•	Personnel expenses: increase due to increased expenses with: payroll, social charges and benefits, reflecting the increases in benefits approved in the collective bargaining agreement from September 2022; and
•	Other administrative expenses: increase related to the growth in the volume of business, investments in client service channels, with the objective of providing better support to the needs and experiences of our clients, as well as institutional expenses with advertising and publicity for product offering and brand dissemination.
•	Other non-interest expenses: the increase in our non-interest expenses was mainly due to other non-interest expenses, contingencies, and service expenses associated with payment transactions.

154 – Form 20-F 2022 | Bradesco

➢	Insurance, pension plans and capitalization bonds
•	Other non-interest expenses: The increase in our other non-financial expenses occurred mainly due to the growth of other non-financial expenses, due to the increase in the provision for technical reserves and payments of indemnities and benefits of our health insurance business due to the resumption of medical exams and procedures.

155 – Form 20-F 2022 | Bradesco

5.B. Liquidity and Capital Resources

5.B.10 Asset and liability management

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make to the terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with the requirements and guidelines of the Central Bank of Brazil. Our Treasury Executive Committee for Asset and Liability Management meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and endorse the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices for the transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and endorse results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by our Treasury Department.

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

5.B.20 Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. We believe that the components of our Liquidity Coverage Ratio and Net Stable Funding Ratio (LCR and NSFR, respectively) are in line with best market practices as well as Basel III requirements. As of December 31, 2022, the LCR and NSFR indicators were 160.1% and 120.5%, respectively. For further information on Basel III, see “Item 5.B.40 Capital Compliance – Basel III”.

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including foreign exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

156 – Form 20-F 2022 | Bradesco

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•	demand, savings, and time deposits, as well as interbank deposits, representing 35.7% of the average balance of liabilities in 2022, compared to 36.7% in 2021 and 33.8% in 2020; and
•	obligations for repurchase agreements, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies, representing 33.2% of the average balance of liabilities for 2022, compared to 31.8% in 2021 and 33.7% in 2020.

Our capital markets operations are a source of funding through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

In relation to liquidity risk, in 2015 the CMN issued the Resolution No. 4,401/15, as amended, addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity, in order to keep the business going and ensure the stability of the financial system. In 2017, the CMN and the Central Bank of Brazil also published Resolution No. 4,616/17 and Circular No. 3,869/17 about the index of NSFR which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (LCR) and a long-term ratio (NSFR). The purpose of the LCR is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the NSFR is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, the Central Bank of Brazil’s Circular No. 3,930/19, addressing the Pillar 3 Report, revoked part of Circular No. 3,869/17, concerning the dissemination of information on the NSFR was revoked by BCB Resolution No. 54/20, which now regulates the disclosure of the Pillar 3 Report. As a result of the unfolding of the Covid-19 pandemic, the Central Bank of Brazil amended Circular No. 3,749/15, changing the limit for the amount of the total reserve requirements collected in the Central Bank of Brazil and which are not considered portions of (i) free reserves or for release in central banks within the next thirty days; (ii) reserve requirements collected in the Central Bank of Brazil concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 capital of the institution in Brazil.

In February 2020 the Central Bank of Brazil published Circulars No. 3,986/20 and No. 3,987/20 and, in March 2020, Circular No. 3,993/20, which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Retrospectively, BCB No. 78/21 of the Central Bank of Brazil, of March 2021, redefined the validity of the rate of 17% of compulsory deposits on term deposits until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on term deposits with the value of the bank’s total financial limit on the bank’s forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lesser impact came in response to the facts stemming from the Covid-19 pandemic.

157 – Form 20-F 2022 | Bradesco

The following table shows the average balance and average interest rates of our liabilities (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2022			2021			2020
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest-bearing liabilities
Savings deposits	134,746,815	8.4%	6.9%	136,684,040	9.1%	3.1%	122,871,162	8.9%	2.5%
Time deposits	384,395,799	24.0%	8.6%	363,805,673	24.2%	3.1%	303,480,700	21.9%	1.9%
Securities sold under agreements to repurchase	226,392,715	14.1%	11.5%	230,801,644	15.3%	5.4%	199,579,332	14.4%	4.2%
Borrowing and on-lending	58,398,920	3.6%	8.9%	53,530,617	3.6%	6.3%	52,739,037	3.8%	11.2%
Securities issued	193,743,029	12.1%	11.0%	145,415,334	9.7%	5.1%	161,510,259	11.7%	3.0%
Subordinated debt	53,270,623	3.3%	13.6%	49,187,639	3.3%	6.4%	52,789,319	3.8%	4.6%
Insurance technical provisions and pension plans (1)	308,418,498	19.2%	9.5%	287,875,420	19.1%	4.6%	276,710,567	20.0%	6.6%
Total interest-bearing liabilities	1,359,366,399	84.8%	9.7%	1,267,300,367	84.2%	4.3%	1,169,680,376	84.4%	4.2%
Non-interest-bearing liabilities
Demand deposits	52,225,220	3.3%	-	52,046,617	3.5%	-	42,389,455	3.1%	-
Other non-interest-bearing liabilities	190,626,514	11.9%	-	186,000,708	12.4%	-	173,379,562	12.5%	-
Total non-interest-bearing liabilities	242,851,734	15.2%	-	238,047,325	15.8%	-	215,769,017	15.6%	-
Total liabilities	1,602,218,133	100.0%	-	1,505,347,692	100.0%	-	1,385,449,393	100.0%	-

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2022	2021	2020
Savings deposits	134,624,479	139,341,042	136,698,248
Time deposits (1)	400,728,812	378,427,161	359,144,377
Securities sold under agreements to repurchase	222,694,031	222,574,700	217,108,353
Borrowing and on-lending	56,513,313	50,270,853	47,781,428
Securities issued	222,257,328	166,228,542	144,903,825
Subordinated debt	52,241,332	54,451,077	53,246,232
Insurance technical provisions and pension plans	316,155,117	286,386,634	279,465,384
Total interest-bearing liabilities	1,405,214,412	1,297,680,009	1,238,347,847
Demand deposits	58,069,609	58,121,774	51,840,504
Other non-interest-bearing liabilities	177,590,390	169,541,703	168,348,065
Total non-interest-bearing liabilities	235,659,999	227,663,477	220,188,569
Total liabilities	1,640,874,411	1,525,343,486	1,458,536,416

Total deposits	593,422,900	575,889,977	547,683,129

(1) Includes interbank deposits.

5.B.20.01 Deposits

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2022, our deposits totaled R$593.4 billion, representing 36.2% of our total liabilities.

We provide the following types of deposit and registration accounts:

•	checking accounts;
•	savings accounts;
•	time deposits;
•	interbank deposits from financial institutions;
158 – Form 20-F 2022 | Bradesco

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

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transaction is generally short-term (normally intraday or overnight) and is volatile in terms of volume, being directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its Regulatory Equity (RE), a limit we comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

The following table summarizes our funding with repurchase agreements for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2022	2021	2020
Securities sold under agreements to repurchase
Amount outstanding as of December 31	222,694,031	222,574,700	217,108,353
Maximum amount outstanding during the period	254,709,675	239,254,810	227,188,330
Weighted average interest rate at period end	12.6%	7.6%	1.7%
Average amount during the period	226,392,715	230,801,644	199,579,332
Weighted average interest rate during the period (1)	11.5%	5.4%	4.2%

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

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credit to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or (IBRD) and the Inter-American Development Bank or (IDB)), being the principal providers of these funds. The loan criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds. For more information on our onlending transactions, see “Item 4.B Business Overview – 4.B.30.01-02.02 Loans and advances to clients”.

159 – Form 20-F 2022 | Bradesco

5.B.20.04 Funds from securities issued

Funds obtained from our issued securities originate mainly from the following operations:

➢	Financial notes: fixed income securities issued by us with the purpose of raising funds from individuals and legal entities in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with a shorter period of maturity. They are divided into two modalities:
•	Simple: consists of the promise of payment in nominative, transferable cash. In this way, it can be negotiated on the secondary market; and
•	Subordinated: with an initial investment and longer deadlines than the simple modality, it is used to reinforce our capital and, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment. It is therefore recommended for Qualified Investors.
➢	Real estate credit notes: securities for individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary correction;
➢	Agribusiness credit notes: security issued by us, intended for individuals, which are tied to credit rights of businesses conducted with rural producers or their cooperatives; and
➢	Letter of credit property guaranteed: we have been performing these operations since 2018, by issuing transferable nominative bonds, of freely negotiable title and guaranteed by the portfolio of assets subject to the fiduciary system.

The following table presents a summary of our resources of issuing of securities on the dates indicated:

As of December 31,	R$ in thousands
	2022	2021	2020
Securities issued
Financial bills	93,772,038	79,752,267	81,588,961
Real estate credit notes	51,258,545	41,461,933	27,601,333
Agribusiness notes	31,176,213	17,300,060	14,694,484
Letters property guaranteed	30,290,640	13,936,949	7,930,718
Securities issued through securitization	8,456,444	9,135,795	9,112,256
Euronotes	3,934,384	1,849,851	2,113,000
Structured Operations Certificates	3,369,064	2,791,687	1,863,073
Total	222,257,328	166,228,542	144,903,825

5.B.20.05 Sources of additional liquidity

Following the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has been offering a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or Redesconto). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loans or illiquid securities. In this case, the institution must open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed re-payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, the costs, and other measures deemed necessary.

We have never used these liquidity resources.

160 – Form 20-F 2022 | Bradesco

5.B.20.06 Contractual obligations and off-balance sheet obligations

We guarantee the performance of our clients' obligations with third parties. We have a right of recourse against the client to recover any amounts paid under these guarantees. In addition, we may retain cash or other highly liquid collateral to guarantee these commitments. The contracts are subject to the same credit assessment as other credit concessions.

Letters of credit are commitments issued by us to guarantee the performance of a client’s obligations to a third party. We issue commercial letters of credit to facilitate foreign trade transactions and to evaluate public and private debt issuance agreements, including commercial paper, securities financing and similar transactions. These instruments are short-term commitments to pay the beneficiary of a third party for the shipment of products, under certain contractual conditions. The contracts are subject to the same credit assessments applied to other credit concessions.

We expect many of these guarantees to expire without the need for a cash advance. Therefore, in the normal course of business, we expect that such transactions will not impact our liquidity.

We undertake these transactions to manage our clients’ financing needs. These transactions are not recorded on our balance sheet in accordance with IFRS. The following table summarizes our contractual obligations and transactions as of December 31, 2022:

Contractual Obligations	R$ in thousands
	By remaining maturity from December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year (1)	From 1 to 5 years	More than 5 years	Indefinite	Total
Time deposits	22,068,965	22,158,001	103,934,782	250,695,414	318,154	-	399,175,316
Demand deposits	58,069,609	-	-	-	-	-	58,069,609
Securities sold under agreements to repurchase	221,984,184	369,714	-	95,121	245,012	-	222,694,031
Borrowings	2,320,591	18,761,972	11,542,713	14	-	-	32,625,290
Onlending	989,788	1,077,314	5,697,583	13,274,115	2,849,223	-	23,888,023
Securities issued	6,206,195	11,576,173	83,879,359	111,238,909	9,356,692	-	222,257,328
Subordinated debt	3,843,477	1,511,037	1,802,852	2,502,709	28,458,027	14,123,230	52,241,332
Insurance technical provisions and pension plans	263,383,077	-	-	52,772,040	-	-	316,155,117
Other obligations (2)	106,167,597	6,064,907	9,207,235	10,452,763	1,716,222	-	133,608,724
Total	685,033,483	61,519,118	216,064,524	441,031,085	42,943,330	14,123,230	1,460,714,770
Off-balance sheet obligations
Commitments to extend credit (3)	129,743,927	58,492,394	114,994,281	8,514,845	6,536,435	-	318,281,882
Financial guarantees (4)	2,938,700	3,830,232	26,051,143	30,329,235	34,811,622	-	97,960,932
Letters of credit for imports	131,226	397,275	183,131	82,289	-	-	793,921
Total	132,813,853	62,719,901	141,228,555	38,926,369	41,348,057	-	417,036,735
Overall Total	817,847,336	124,239,019	357,293,079	479,957,454	84,291,387	14,123,230	1,877,751,505

(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over;

(2) Includes lease operations, in the amount of R$4.6 billion;

(3) It includes available limits for credit cards, personal loans, housing loans, guaranteed accounts and overdrafts; and

(4) It refers to guarantees mostly provided for Corporate clients.

161 – Form 20-F 2022 | Bradesco

5.B.30 Cash flow

In 2022, 2021 and 2020, our cash flow was affected by our business strategy and changes in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

As of December 31,	R$ in thousands
	2022	2021	2020
Net cash provided by/(used in) operating activities	41,766,349	(101,992,672)	142,432,591
Net cash provided by/(used in) investing activities	(17,778,682)	(19,308,676)	20,462,491
Net cash provided by/(used in) financing activities	21,917,788	(1,608,760)	(36,405,981)
Net increase (decrease) in cash and cash equivalents	45,905,455	(122,910,108)	126,489,101

➢  2022

The variation in cash accounts and cash equivalents observed in the period is related to:

•	Reduction of investments in operational activities, due to the reduction of financial assets at fair value through profit or loss, lower availability of funds for loans and advances to financial institutions, in addition to the increase in funds from customers and higher rate of interest.
•	Reduction of investments in investment activities, due to the higher volume of financial assets maturing at amortized cost and the higher interest received on these assets, partially offset by an increase in the acquisition of financial assets at amortized cost; and
•	Reduction of applications in financing activities, due to the lower outlay of funds from securities issued and interest on equity/dividends, partially offset by an increase in interest paid.

➢  2021

The variation in cash and cash equivalents observed in the period is related to:

•	Higher volume of cash invested in operating activities, due to the increase in the availability of funds for loans and advances to clients and financial institutions and in financial assets at fair value through profit or loss, in addition to the reduction in funds from clients and financial institutions.
•	Higher volume of cash invested in investment activities, due to the increase in the acquisition of financial assets at fair value through other comprehensive income, partially offset by the increase in the sale of these assets and lower interest received.
•	Reduction in investments in financing activities, due to the higher volume of funds from the issuance of bonds and subordinated debt, partially offset by the payment of interest on equity and dividends.

➢  2020

The increase in cash and cash equivalents observed during the period is related to:

•	A decrease in cash generated by operating activities, due to the increase in resources received from clients and financial institutions, in addition to the reduction of compulsory deposits with the Central Bank of Brazil;
•	A decrease in cash generated by investing activities, reflecting the higher volume of maturities of financial assets at amortized cost and by higher interest received on these assets, partially offset by an increase in the acquisition of financial assets at amortized cost; and
•	Higher volume of cash used in financing activities, due to the higher volume of payment of funds from the issuance of securities and interest paid, partially offset by a lower volume of funds from securities.

162 – Form 20-F 2022 | Bradesco

5.B.40 Capital compliance – Basel III

As a regulatory response to the 2008 global economic crisis, in December 2010, the Basel Committee on Banking Supervision (BCBS) issued a set of documents (Basel III) aiming to improve the prudential framework applicable to financial institutions, enhancing the capacity of financial institutions to absorb impacts of shocks and reducing the risk of transfer from financial crises to the real economy.

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure the inclusion of material risks in capital structure. The Basel III Accord recommends the implementation of a leverage ratio as a supplementary capital measure, which, together with the Basel Ratio, aims to limit a financial institution's risk exposure. It also assesses leverage through the ratio of Tier I Capital to book value assets plus off-balance exposure (overdraft facilities, sureties, guarantees and derivatives).

In 2011, BCBS extended Basel III rules with additional requirements applicable to unusual instruments of Tier I and Tier II Capital. This review seeks to enhance the quality and quantity of capital of financial institutions, in order to make the financial system more resilient and reduce risks and costs, resulting in an improved prudential framework, defining the regulatory capital and the amount of capital allocated as primary elements. Accordingly, to be included as part of Tier I and Tier II Capital, the instrument should have a provision for it to be canceled or converted into common shares, at the discretion of the competent regulatory authority, upon the occurrence of an “activation event”.

In Brazil, Basel III is being implemented through a set of rules issued by the CMN and Central Bank of Brazil, pursuant to the international schedule, which has been recommending the gradual adoption of the definitions and requirements of capital since 2013.

In 2017, the BCBS approved the final reforms of Basel III. The reforms had two stages, the first one contemplated: (i) improving the quality of the regulatory capital; (ii) raising levels of capital; (iii) improving the measurement and weight of risks, including global standards of market risk, counterparty credit risk and securitization; (iv) the aggregation of macro-prudential elements, such as capital buffers in the regulatory framework; (v) a restriction for the excessive leverage of banks; and (vi) an introduction of the indicators of control of liquidity risk. The second step complemented the overall regulatory improvements, aiming to restore credibility in the calculation of risk-weighted assets (RWA) and allow greater comparability between financial institutions by means of: (i) an increase in the robustness and sensitivity to the risk of standardized approaches for credit risk, credit valuation adjustment (CVA) and operational risk; (ii) a restriction on the use of the internal model, with limits on certain parameters used to calculate the capital requirements for credit risk and removal of the use of approaches of the internal model for the risk of CVA and operational risk; (iii) the introduction of a leverage ratio buffer for important global banks (G-SIBs); and (iv) the replacement of the existing standard in Basel II with standard more sensitive to risk.

BCB Resolution No. 84/21 establishes that financial institutions authorized to operate by the Central Bank of Brazil should prepare and forward to the Central Bank of Brazil, on a monthly basis, information regarding (i) exposures to market risk, (ii) exposures related to the calculation of the RWA for market risk, used for the purpose of calculating minimum requirements for RE, Tier I, Common Equity and Additional of Common Equity; and (iii) exposures to the risk of interest rate variation in instruments classified in the banking portfolio.
In accordance with the rules set forth by the CMN Resolution No. 4,955/21, as amended, the RE of a financial institution consists of Tier I Capital plus Tier II Capital, and is used when setting its operating limits.

•	Tier I Capital is aimed at helping the bank to remain solvent, that is, remain as a going concern. Since the entry into force of Basel III, Tier I Capital has been divided into two new subgroups:
o	Common Equity composed, basically by shares and reserves; and
o	Additional Equity composed, basically by instruments that are analogous to hybrid capital and debt instruments.
163 – Form 20-F 2022 | Bradesco

•	Tier II Capital is contingent capital, subject to conversion into equity in the case of insolvency.

In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than Additional of Common Equity (ACP), corresponding to the sum of the Additional of the Capital Conservation Buffer, the Countercyclical Capital Buffer and of Systemic Importance. Non-compliance with the rules of ACP results in restrictions on the payment of dividends and interest on own capital, net surplus, share buybacks, reduction of share capital, and variable compensation to its managers.

According to CMN Resolution No. 4,958/21, banks must maintain minimum capital requirements, with a minimum (i) common equity (shares, capital reserves and accumulated profits, after subtracting the regulated deductions) of 8.0%; (ii) Tier I Capital (common equity plus the additional equity) of 9.5%; and (iii) an index of total capital of 11.5%, with 3.5% being the ACP installments.

The CMN, through Resolution No. 4,958/21, as amended, determined the minimum requirements of the Reference Equity (RE), of Tier I and Common Equity and on the Additional of Common Equity (ACP), defining the percentages to be added to the RWA amount for calculation of the value of the Additional Conservation of Common Equity (ACP Conservation) installment in the following way: (i) 2.00%, in the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022. This measure aims to expand lending capacity, by widening the gap of capital, giving more space and security for banks to maintain their lending plans, and to gradually reestablish the ACP Conservation until March 31, 2022.

In 2017, the CMN issued Resolution No. 4,557/17, as amended, which established a series of rules on the subject and which detailed the structural operation of capital risk management and disclosure policy. On September 15, 2021, this Resolution was amended by CMN Resolution No. 4,943/21, which governed the management of social risk, environmental risk and climate-related risk.

In 2019, the Central Bank of Brazil issued Circular No. 3,930/19 and Circular Letter No. 3,936/19, which enacted, from January 1, 2020, new rules for the Dissemination of the Pillar 3 Report – Market Discipline, meeting the recommendations of BCBS. On January 1, 2021, BCB Resolution No. 54/20, which provides for the dissemination of the Pillar 3 Report, entered into force, replacing the provisions of Circular No. 3,930/19.

As of December 31, 2022, our Basel ratio was 14.8% of the total assets weighted by risk, higher than the level of 10.25% required by the Central Bank of Brazil. It is worth noting that the regulations regarding the list of instruments that are part of, or subtracted from, the Common Equity, the Additional Equity or the Tier II Capital, are constantly changed by the Central Bank of Brazil.

The following table shows our capital positions as a percentage of total risk-weighted assets:

As of December 31,	In %
	Basel III Prudential Consolidated
	2022	2021	2020
Tier I capital	12.4%	13.7%	13.8%
Common equity	11.0%	12.5%	12.7%
Additional capital	1.5%	1.2%	1.1%
Total Ratio	14.8%	15.8%	15.8%

5.B.50 Capital Management

We exercise capital management, performing periodic capital projections of at least 3 years, for which we consider changes in the economic scenario and in organizational business expectations at an organization-wide level. In addition, our capital management process includes the use of a Recovery Plan, which considers strategies to be adopted in extreme adverse scenarios; a Capital Plan; and a Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

These processes involve both the control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors being the highest authority.

164 – Form 20-F 2022 | Bradesco

The Controllership Department is responsible for providing Senior Management with analyses and projections of capital availability and needs, identifying threats and opportunities that affect sufficiency planning, and seeking to optimize capital levels, thus complying with the regulations of the Central Bank of Brazil that govern capital management activities.

5.B.50.01 Corporate Capital Management Process

Capital management is carried out in order to ensure the conditions necessary for the achievement of our strategic objectives and to support the risks inherent in our activities.

When preparing our capital plan, we adopted a prospective approach of at least 3 years, anticipating the need for capital, establishing procedures and contingency actions to be considered in adverse scenarios and taking into account possible changes in economic and business conditions.

To permanently ensure a solid composition of capital to support the development of our activities and ensure adequate coverage of the risks incurred, we conduct periodic monitoring of capital projections and include a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The definition of the management buffer is aligned with market practices and regulatory requirements, observing additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results of our capital projections are submitted for evaluation by Senior Management, in accordance with established governance. In addition, the sufficiency of our regulatory capital is demonstrated by the periodic calculation of the Basel Index, Tier I Index and the Common Equity Index.

5.B.60 Recovery Plan for Systematically Relevant Financial Institutions

Related to the ongoing process of adopting international regulatory best practices in Brazil, on June 30, 2016, CMN Resolution No. 4,502/16 was published, as amended, establishing the minimum requirements to be observed in the preparation and execution of recovery plans by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main objective of CMN Resolution No. 4,502/16 is to restore adequate levels of capital and liquidity and preserve the feasibility of such institutions, thereby ensuring the resilience, stability and smooth operation of the national financial system.

5.B.70 Interest rate sensitivity

Managing interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or is repriced during that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes loss sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes gain sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. These relationships can change significantly from day to day, as a result of both market forces and Management decisions.

Our interest rate sensitivity strategy takes into account:

•	rates of return;
•	the underlying degree of risk; and
•	liquidity requirements, including minimum regulatory banking reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.
165 – Form 20-F 2022 | Bradesco

We monitor our maturity mismatches and positions and manage them within established limits. The positions are analyzed and reconsidered every second and fourth Friday of each month in our Treasury Executive Committee for Asset and Liability Management.

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2022, and may not reflect interest rate positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to different repricing dates. Variations may also arise across the different currencies in which interest rate positions are held.

As of December 31, 2022	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	More than 5 years	Indefinite	Total
Interest-earning assets
Financial assets at fair value through profit or loss	22,823,753	12,197,712	14,713,090	145,798,417	70,695,973	-	266,228,945
Financial assets at fair value through other comprehensive income	10,571,823	8,742,990	16,784,256	129,091,959	38,140,594	-	203,331,622
Financial assets at amortized cost	4,112,686	4,122,961	15,426,657	109,339,662	78,609,108	-	211,611,074
Loans and advances to banks	101,591,182	13,079,329	5,465,465	2,352,353	-	-	122,488,329
Loans and advances to customers	84,782,848	145,168,580	85,067,807	219,716,772	73,668,626	-	608,404,633
Compulsory deposits with the Central Bank	90,253,136	-	-	-	-	-	90,253,136
Other assets	9,374				87,564		96,938
Total interest-earning assets	314,144,802	183,311,572	137,457,275	606,299,163	261,201,865	-	1,502,414,677
Interest-bearing liabilities							-
Deposits from banks (1)	225,618,131	29,303,971	9,368,638	13,375,864	3,094,236	-	280,760,840
Savings deposits (2)	134,624,479					-	134,624,479
Time deposits	22,068,965	22,158,001	103,934,782	250,695,414	318,154	-	399,175,316
Securities issued	6,206,195	33,449,945	62,005,587	111,238,910	9,356,691	-	222,257,328
Subordinated debt	3,843,477	1,511,037	1,802,852	2,502,709	28,458,027	14,123,230	52,241,332
Insurance technical provisions and pension plans (2)	263,383,077	-	-	52,772,040	-	-	316,155,117
Total interest-bearing liabilities	655,744,324	86,422,954	177,111,859	430,584,937	41,227,108	14,123,230	1,405,214,412
Asset/liability gap	(341,599,522)	96,888,618	(39,654,584)	175,714,226	219,974,757	(14,123,230)	97,200,265
Cumulative gap	(341,599,522)	(244,710,904)	(284,365,488)	(108,651,262)	111,323,495	97,200,265	-
Ratio of cumulative gap to total interest-earning assets	(22.7)%	(16.3)%	(18.9)%	(7.2)%	7.4%	6.5%	-

(1) Including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and

(2) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

5.B.80 Foreign exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material foreign exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in, and indexed to, foreign currencies, principally the U.S. dollar. As of December 31, 2022, our net foreign currency liability exposure, considering derivative financial instruments, was R$4,219 million, or 2.7% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

In addition to our foreign currency long term debt, our foreign currency position arises mainly through our purchases and sales of foreign currencies (mainly U.S. dollars) from/to Brazilian exporters and importers, other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank of Brazil regulates our maximum outstanding long and short foreign currency positions.

166 – Form 20-F 2022 | Bradesco

As of December 31, 2022, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

As of December 31, 2022	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	114,043,016	8,478,739	122,521,755	6.9%
Financial assets at fair value through profit or loss	290,069,466	11,829,562	301,899,028	3.9%
Less than 1 year	51,591,817	3,536,964	55,128,781	6.4%
From one to five years	147,089,892	6,756,955	153,846,847	4.4%
Over five years	73,081,588	430,225	73,511,813	0.6%
Indefinite	18,306,169	1,105,418	19,411,587	5.7%
Financial assets at fair value through other comprehensive income	192,558,755	23,029,523	215,588,278	10.7%
Less than 1 year	23,888,554	12,210,515	36,099,069	33.8%
From one to five years	121,188,692	7,903,267	129,091,959	6.1%
Over five years	35,245,237	2,895,357	38,140,594	7.6%
Indefinite	12,236,272	20,384	12,256,656	0.2%
Financial assets at amortized cost	211,158,125	452,949	211,611,074	0.2%
Less than 1 year	23,405,542	256,761	23,662,303	1.1%
From one to five years	109,327,143	12,519	109,339,662	-
Over five years	78,425,440	183,669	78,609,109	0.2%
Loans and advances to banks	121,607,472	880,857	122,488,329	0.7%
Loans and advances to customers	566,687,838	41,716,795	608,404,633	6.9%
Less than 1 year	293,735,283	18,475,516	312,210,799	5.9%
From one to five years	205,620,688	14,096,084	219,716,772	6.4%
Over five years	67,331,867	9,145,195	76,477,062	12.0%
Non-current assets held for sale	1,236,931	-	1,236,931	-
Investments in associates and joint ventures	8,970,513	-	8,970,513	-
Premises and equipment, net	11,908,877	62,245	11,971,122	0.5%
Intangible assets and goodwill, net	18,763,616	36,197	18,799,813	0.2%
Current income tax liabilities	14,295,256	145,584	14,440,840	1.0%
Deferred income tax assets	84,861,855	206,188	85,068,043	0.2%
Other assets	47,917,753	28,697,563	76,615,316	37.5%
Less than 1 year	37,125,618	1,068,130	38,193,748	2.8%
From one to five years	7,157,886	577,925	7,735,811	7.5%
Over five years	3,634,249	27,051,508	30,685,757	88.2%
Total	1,684,079,473	115,536,202	1,799,615,675	6.4%
Percentage of total assets	93.6%	6.4%	100.0%

167 – Form 20-F 2022 | Bradesco

As of December 31, 2022	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)	258,324,427	23,623,611	281,948,038	8.4%
Less than 1 year	2,849,223	11,677,903	14,527,126	80.4%
From one to five years	13,291,168	11,700,696	24,991,864	46.8%
Over five years	242,184,036	245,012	242,429,048	0.1%
Deposits from customers	551,599,064	39,083,142	590,682,206	6.6%
Less than 1 year	300,419,743	38,377,198	338,796,941	11.3%
From one to five years	250,352,236	616,988	250,969,224	0.2%
Over five years	827,085	88,956	916,041	9.7%
Financial liabilities at fair value through profit or loss	10,655,950	2,685,374	13,341,324	20.1%
Less than 1 year	6,326,359	2,685,374	9,011,733	29.8%
From one to five years	3,477,747	-	3,477,747	-
Over five years	851,844	-	851,844	-
Securities issued	209,868,196	12,389,132	222,257,328	5.6%
Less than 1 year	97,760,052	4,901,674	102,661,726	4.8%
From one to five years	103,847,204	7,391,705	111,238,909	6.6%
Over five years	8,260,940	95,753	8,356,693	1.1%
Subordinated debt	52,241,332	-	52,241,332	-
Less than 1 year	7,157,366	-	7,157,366	-
From one to five years	13,175,982	-	13,175,982	-
Over five years	31,907,984	-	31,907,984	-
Indefinite	-	-	-	-
Insurance technical provisions and pension plans	316,140,387	14,730	316,155,117	-
Provisions	22,539,965	108,008	22,647,973	0.5%
Current income tax liabilities	1,584,145	8,892	1,593,037	0.6%
Deferred income tax assets	1,565,061	68,231	1,633,292	4.2%
Other liabilities (2)	120,066,267	18,308,497	138,374,764	13.2%
Less than 1 year	1,702,657	992,963	2,695,620	36.8%
From one to five years	4,935,174	183,077	5,118,251	3.6%
Over five years	113,428,436	17,132,457	130,560,893	13.1%
Shareholders’ equity	158,741,264	-	158,741,264	-
Total	1,703,326,058	96,289,617	1,799,615,675	5.4%
Percentage of total liabilities and shareholder's equity	94.6%	5.4%	100.0%

(1) Including: obligations for repurchase agreements, borrowings, onlendings and interbank deposits; and;
(2) Other liabilities are primarily comprised of contingent liabilities, which are not a source of funding.

Derivative financial instruments are presented in the table below on the same basis as presented in the consolidated financial statements in “Item 18. Financial Statements”.

Our cash and cash equivalents in foreign currency are represented principally by U.S. dollars. Amounts denominated in other currencies, which include euro and yen, are indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars only.

168 – Form 20-F 2022 | Bradesco

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist clients in managing their exposures. These transactions involve a variety of contracts, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 7 to our consolidated financial statements in “Item 18. Financial Statements”. As of December 31, 2022, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

As of December 31, 2022	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivative financial instruments
Interest rate futures contracts
Purchases	89,694,759	-	89,694,759
Sales	157,246,540	-	157,246,540
Foreign currency futures contracts
Purchases	-	13,512,369	13,512,369
Sales	-	42,723,808	42,723,808
Futures contracts - other
Purchases	11,169,037	-	11,169,037
Sales	7,546,626	-	7,546,626
Interest rate option contracts
Purchases	257,221,828	-	257,221,828
Sales	248,775,915	-	248,775,915
Foreign currency option contracts
Purchases	-	6,590,716	6,590,716
Sales	-	6,846,113	6,846,113
Option contracts - other
Purchases	15,581,800	-	15,581,800
Sales	15,224,977	-	15,224,977
Interest rate forward contracts
Purchases	-	-	-
Foreign currency forward contracts
Purchases	-	30,224,123	30,224,123
Sales	-	24,682,261	24,682,261
Forward contracts - other
Purchases	194,769	-	194,769
Sales	3,423,156	-	3,423,156
Swap contracts
Asset position
Interest rate swaps	486,300,231	-	486,300,231
Currency swaps	-	82,003,795	82,003,795
Liability position
Interest rate swaps	289,640,885	-	289,640,885
Currency swaps	-	156,724,798	156,724,798

5.B.90 London Interbank Offered Rate (LIBOR) transition

The reference rate, LIBOR, was discontinued in December 2021 for new operations, but remains in effect for ongoing operations. The main rate replacing LIBOR is Secured Overnight Financing Rate (SOFR). In November 2020, the Federal Reserve issued a statement encouraging financial institutions to promote the transition to another index as soon as possible.

Through the establishment of a structured team, consisting of representatives of business and support areas, including the legal area and the project management department, we finished the LIBOR transition process at the end of 2021.

169 – Form 20-F 2022 | Bradesco

For further information about LIBOR transition, see “Item 3.D. Risk Factors – 3.D.10.02-03 Certain reference rates, including the Euro Interbank Offered Rate (EURIBOR) may be discontinued or reformed in the future, and there may be risks associated with this discontinuation”.

5.B.100 Capital expenditures

In the past three years, we have made, and expect to continue to make, significant capital expenditures related to improvements and innovations in technology that are designed to maintain and expand our technology infrastructure, in order to increase our productivity, accessibility, cost efficiency and our reputation as a leader in technological innovation in the financial services sector. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by our clients.

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2022	2021	2020
Infrastructure
Land and buildings	14,657	18,184	248,306
Installations, properties and equipment for use	694,890	539,555	945,315
Security and communication systems	18,299	13,449	22,183
Transportation systems	24,548	149	331
Subtotal	752,394	571,338	1,216,135
Information Technology
Data processing systems	5,164,110	2,850,989	1,730,480
Financial leases of data processing systems	828,869	619,034	679,284
Subtotal	5,992,979	3,470,023	2,409,764
Total	6,745,373	4,041,361	3,625,899

We believe that capital expenditures in 2023 and 2024 will not be substantially greater than historical expenditure levels and anticipate that, in accordance with our practice during recent years, our capital expenditures in 2023 and 2024 will be funded from our own resources. No assurance can be given that the capital expenditures will be made and, if made, that such expenditures may not be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

Our future results of operations, liquidity and capital resources may be influenced by a certain of factors, including:

•	the Brazilian economic environment (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks— 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	legal and regulatory developments (please see “Item 3.D. Risk Factors”, “Item 4.B. Business Overview—4.B.70 Regulation and Supervision” and “Item 5.A. Operating Results—5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	the repercussions of an ongoing international turmoil could affect several aspects, such as liquidity and capital requirements (please see Item 4.B. Business Overview – 4.B.70 Regulation and Supervision” and “Item 5.A. Operating Results—5.A.10 Overview — 5.A.10.02 Effects of the global financial markets on our financial condition and operating results”);
•	the inflation effects on the results of our operations (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks— 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results—5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks— 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results”); and
•	any acquisitions we may make in the future (please see “Item 3.D. Risk Factors— 3.D.20 Risks relating to us and the Brazilian banking industry — 3.D.20.02-04. We may incur losses due to impairment of goodwill from acquired businesses.” for more details).

Additionally, please see “Item 3D. Risk Factors” for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

5.E. Critical Accounting Estimates

Not applicable.

170 – Form 20-F 2022 | Bradesco

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

Currently, our Board of Directors is composed of eleven members, four of them are independent members, three reelected and one elected at an Annual Shareholders’ Meeting held on March 11, 2022.

•	Mr. Luiz Carlos Trabuco Cappi – Chairman, Mr. Alexandre da Silva Glüher – Vice-Chairman, Mrs. Denise Aguiar Alvarez, Mr. Carlos Alberto Rodrigues Guilherme, Mr. Milton Matsumoto, Mr. Maurício Machado de Minas, and Mr. Rubens Aguiar Alvarez; and
•	Mr. Samuel Monteiro dos Santos Junior, Mr. Walter Luis Bernardes Albertoni, Mr. Paulo Roberto Simões da Cunha, and Mrs. Denise Pauli Pavarina, as independent members.

Assisted by a Governance Department, our Board of Directors ordinarily meets 6 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board of Directors also has a Manual and an Annual Calendar of Meetings set by its Chairman. In 2022, 36 meetings were held.

Our Board of Executive Officers currently consists of 22 members, occupying the following positions: Chief Executive Officer, Executive Vice-President, Managing Executive Officer, and Deputy Executive Officer. They meet weekly and are responsible for representing and managing the Company, and implementing the strategies and policies established by our Board of Directors.

Several members of our Board of Directors and Board of Executive Officers also perform senior management functions at our subsidiaries, including Bradesco Asset, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM, Bradesco Seguros, among others. However, each of these subsidiaries has an independent management structure.

Pursuant to Brazilian law, the election of all members of our Board of Directors and Statutory Board of Executive Officers is subject to approval by the Central Bank of Brazil.

We present below the biographies of the current members of our Board of Directors and Board of Executive Officers:

➢  Members of the Board of Directors:

•	Luiz Carlos Trabuco Cappi – Chairman:

Date of Birth: October 6, 1951.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in 1969, devoting his entire professional life to Bradesco Organization. He was the Investor Relations Officer and the Vice-President of Banco Bradesco from 1999 to 2009, combining this position with the Presidency of Grupo Bradesco Seguros for six years. He was the Chairman of Banco Bradesco’s Board of Executive Officers from March 2009 to March 2018, combining this position with the position of Vice-Chairman of the Board of Directors until October 2017, when he was promoted to Chairman of the Board of Directors, the position he currently holds.

171 – Form 20-F 2022 | Bradesco

Education: Degree in Philosophy from Faculdade de Filosofia, Ciências e Letras de Moema.

Other Qualifications: Postgraduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

Current Positions: Chairman of the Board of Directors of Bradespar S.A., BBD Participações S.A. Cidade de Deus – Companhia Comercial de Participações, Bitz Instituição de Pagamento S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, NCF Participações S.A., Bradesco Saúde S.A., Bradesco Vida e Previdência S.A., BSP Empreendimentos Imobiliários S.A., Bradseg Participações Ltda., Odontoprev, Companhia Brasileira de Gestão de Serviços – Orizon and Next Tecnologia e Serviços Digitais S.A.; Effective Member of the Board of Directors of Fleury S.A.; Vice-Chairman of the Board of Directors of Elo Participações Ltda.; Chairman of the Board of Trustees and Chief Executive Officer of Fundação Bradesco; Chairman of the Board of Directors and Chief Executive Officer of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição; Chief Executive Officer of NCD Participações Ltda.; and Chief Executive Officer of Nova Cidade de Deus Participações S.A.

Previous Positions: Member of the Board of Directors of ArcelorMittal Brasil; Member of the Strategic Committee of Vale S.A.; President of the Funding and Marketing Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; President of Associação Nacional da Previdência Privada – ANAPP; President of the Federação Nacional de Saúde Suplementar – FENASAÚDE; Chairman of the Board of Representatives and the Board of Executive Officers of Confederação Nacional das Instituições Financeiras – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg; Member of the Board of Directors and of the Advisory Board of Federação Brasileira de Bancos – FEBRABAN; and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance – Association de Genève, Geneva, Switzerland.

•	Alexandre da Silva Glüher – Vice-Chairman:

Date of Birth: August 14, 1960.

Summary of Professional Experience: He joined Banco Bradesco S.A. in March 1976. He was elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Executive Officer in December 2010, Managing Executive Officer in January 2012, and Vice-President in January 2014. In March 2018, he was elected Member of the Board of Directors and, in April 2020, Coordinator of the Audit Committee, the statutory body which advises the Board. In August 2022, he assumed the position of Vice-Chairman of the Board of Directors of Banco Bradesco.

Education: Degree in Accounting from Universidade Federal do Rio Grande do Sul (1983) and in Business Administration from Universidade Luterana do Brasil – ULBRA (2000).

Other Qualifications: International Executive Program at the Wharton School – Advanced Management Program – University of Pennsylvania, USA; Administration of Financial Institutions (Banking), Retail for Low-income Segments, Credit Risk Management – Vision of Portfolio by the Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo; Certified Board Member by the Instituto Brasileiro de Governança Corporativa – IBGC.

Current Positions: Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Vice-Chairman of the Board of Directors of Bradespar S.A. and Next Tecnologia e Serviços Digitais S.A.; and Member of the Board of Directors of Bradesco Saúde S.A. and NCF Participações S.A.

172 – Form 20-F 2022 | Bradesco

Previous Positions: Investor Relations Officer of Bradesco; Vice-President of Instituto Brasileiro de Ciência Bancária – IBCB; Alternate Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Effective Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and Chain Serviços e Contact Center S.A.; Member of the Board of Directors of Instituto BRAiN – Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of Federação Brasileira de Bancos – FEBRABAN; Vice-President of Federação Brasileira de Bancos – FEBRABAN; Vice-President and CONSIF Alternate Delegate at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Sindicato dos Bancos (Banking Union) for the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Officer of Brasilia Cayman Investments II Limited and Brasilia Cayman Investments III Limited; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; Bradesco Conglomerate Representative at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Chairman and Effective Member of the Advisory Board of Fundo Garantidor de Créditos (FGC); and Chairman of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payment Chamber / Clearing House – CIP).

•	Carlos Alberto Rodrigues Guilherme – Director:

Date of Birth: December 21, 1943.

Summary of Professional Experience: He began his career in December 1957. He was elected Department Officer in March 1986, Deputy Executive Officer in March 1998, Managing Executive Officer in March 1999, Member of the Board of Directors in March 2009 and Vice-Chairman of the Board of Directors in October 2017. In August 2022, he returned to his position as an effective member of the Board of Directors of Banco Bradesco.

Education: Degree in Law from Fundação Pinhalense de Ensino.

Current Positions: Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Member of the Board of Directors and Officer of BBD Participações; Vice-Chairman of the Board of Directors and Vice-President of Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors of NCF Participações S.A.; Vice-President of Nova Cidade de Deus Participações S.A.; Member of the Board of Directors of BSP Empreendimentos Imobiliários S.A., BSP Park Estacionamento e Participações S.A. and Next Tecnologia e Serviços Digitais S.A.; Member of the Board of Directors of Bradespar S.A.; Member of the Board of Directors of Bradesco Saúde S.A.; and Member of the Board of Directors of Bradseg Participações S.A.

Previous Positions: Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil, Vice-Chairman of the Board of Directors of NCF Participações; Vice-President of Top Clube Bradesco, Segurança, Educação e Assistência Social; Vice-Chairman of the Board of Directors and Vice-President of BBD Participações S.A.; Vice-Chairman of the Board of Directors of Bradespar S.A.; Vice-Chairman of the Board of Directors of Bradesco Saúde S.A.; Vice-Chairman of the Board of Directors of Bradseg Participações S.A., BSP Empreendimentos Imobiliários S.A., BSP Park Estacionamento e Participações S.A. and Next Tecnologia e Serviços Digitais S.A.; General Officer of Companhia Securitizadora de Créditos Financeiros Rubi; Chief Executive Officer of Banco Bradesco BERJ S.A.; Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. – Arrendamento Mercantil.

•	Denise Aguiar Alvarez – Director:

Date of Birth: January 24, 1958.

Summary of Professional Experience: In April 1986, she was appointed to the Board of Directors of Cidade de Deus – Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and in July 1988, she also served as an Officer. In February 1990, she was elected a Member of the Board of Directors of Banco Bradesco S.A., the position she currently holds.

Education: Degree in Education from PUC- SP – Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Master’s in Education from New York University, USA.

173 – Form 20-F 2022 | Bradesco

Current Positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Chief Executive Officer of ADC Bradesco – Associação Desportiva Classista; Member of the Board of Directors of BBD Participações S.A.; Bradespar S.A. and Associação Pinacoteca Arte e Cultura – APAC; and Member of the Advisory Board of Canal Futura and Member of the Deliberative Council of Museu de Arte Moderna de São Paulo (MAM).

Previous Positions: Chairwoman of the Board of Governance of Todos pela Educação; Chairwoman of the Board of Governance of Grupo de Institutos, Fundações e Empresas – GIFE; Member of the Board of Directors of Bradseg Participações; and Member of the Advisory Committee of Fundação Dorina Nowill para Cegos.

•	Milton Matsumoto – Director:

Date of Birth: April 24, 1945.

Summary of Professional Experience: He has been with Bradesco since September 1957. He was elected Department Officer in March 1985, Deputy Executive Officer in March 1998, a Managing Executive Officer in March 1999 and Member of the Board of Directors in March 2011, the position he currently holds.

Education: Degree in Business Administration from UNIFIEO – Centro Universitário FIEO.

Current Positions: Vice-Chairman of the Board of Directors and Vice-President of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradesco Saúde S.A., Bradespar S.A. and Bradseg Participações S.A.; Vice-Chairman of the Board of Directors of NCF Participações S.A.; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Vice-President of Nova Cidade de Deus Participações S.A.; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco.

Previous Positions: Member of the Board of Directors of NCF Participações S.A.; Member of the Board of Directors and Officer of Cidade de Deus – Companhia Comercial de Participações; Officer of Nova Cidade de Deus Participações S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Officer of BBD Participações S.A.; General Officer of Alvorada Administradora de Cartões Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of Banco Bradesco BERJ S.A. and Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; First Managing Secretary of the Sindicato dos Bancos (Banking Union) for the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A.; Alternate Member of the Board of Directors of CPM Holdings Limited; Managing Secretary of Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo ; and Managing Secretary of Federação Interestadual das Instituições de Crédito, Financiamento e Investimentos – FENACREFI.

•	Maurício Machado de Minas – Director:

Date of Birth: July 1, 1959.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Executive Officer. In January 2014, he was elected Vice-President. From March 2018 to January 2019, he simultaneously held the positions of Member of the Board of Directors and Vice-President. As of January 2019, he held the position of Member of the Board of Directors only.

Education: Degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo (Poli/USP).

Other Qualifications: Specialization in Data Communications and Software Development from NCR, in the United States; university extension course in Finance at Wharton Business School, in the United States; Executive Development Program, by Columbia University in New York, United States and Program for Corporate Directors of Boards of Directors, by Harvard Business School, Boston, United States.

174 – Form 20-F 2022 | Bradesco

Current Positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Member of the Financial and Risk Committee (CRIF) of B3 S.A. – Brazilian Exchange & OTC, Bradespar S.A., Bradseg Participações S.A., Bradesco Saúde S.A., Next Tecnologia e Serviços Digitais S.A., European Financial Management Association (EFMA), Banco Digio S.A., BBD Participações S.A., Bitz Instituição de Pagamentos S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Leasing S.A., Cidade de Deus – Companhia Comercial de Participações, and NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; and Strategic Partner of WEF (World Economic Forum).

Previous Positions: Member of the Board of Directors of B3 S.A. – Brazilian Exchange & OTC; Chief Executive Officer of Scopus Tecnologia Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of NCR Brasil – Indústria de Equipamentos para Automação S.A., Fidelity Processamento e Serviços S.A., Aquarius Participações S.A., Chain Serviços e Contact Center S.A., MPO – Processadora de Pagamentos Móveis S.A.; Vice-President of CPM Braxis S.A.; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax); Senior Analyst at Banco Itaú S.A.; and Member of the Advisory Committee of IBM Corporation.

•	Samuel Monteiro dos Santos Junior – Independent Director:

Date of Birth: February 5, 1946.

Summary of Professional Experience: With extensive experience in the insurance market, he began his career in 1969 at SulAmérica Seguros. In December 1999, he joined Bradesco Seguros S.A. as Vice-President, where he remained until March 2011. From November 2011 to April 2014, he served as Chief Executive Officer at BSP Empreendimentos Imobiliários S.A., where he is currently a Member of the Board of Directors. At the same time, in 2007 he was elected an Officer at Bradesco Dental S.A., and he was elected a Member of the Board of Directors of Odontoprev S.A. in 2014. In March 2020, he was elected a Member of the Board of Directors of Banco Bradesco S.A.

Education: Degree in Accounting Sciences from Universidade Federal do Rio de Janeiro – UFRJ; Degree in Business Administration from Universidade Federal do Rio de Janeiro – UFRJ; Degree in Law from Universidade Candido Mendes – UCAM.

Current Positions: Vice-Chairman of the Board of Directors of Bradesco Saúde S.A., Bradseg Participações S.A., BSP Empreendimentos Imobiliários S.A., BSP Park Estacionamentos e Participações S.A., and Bradesco Auto/RE Companhia de Seguros; and Member of the Board of Directors of Fleury S.A. and Odontoprev S.A.

Previous Positions: Member of the Board of Directors of Bradesco Saúde S.A., Bradseg Participações S.A., BSP Empreendimentos Imobiliários S.A. and BSP Park Estacionamentos e Participações S.A.; Member of the Board of Directors of Swiss RE Solutions Brasil Seguros S.A.; Vice-President of Bradesco Argentina de Seguros S.A.; Vice-President of Bradesco Capitalização S.A.; Vice-President of Bradesco SegPrev Investimentos Ltda.; Vice-President of Bradesco Seguros S.A.; Vice-President of Bradseg Participações Ltda.; Vice-President of Bradesco Vida e Previdência S.A.; Vice-President of Bradesco Auto/RE Companhia de Seguros; Vice-President of Atlântica Companhia de Seguros; Member of the Board of Directors of EABS Serviços de Assistência e Participações S.A.; Member of the Board of Directors of Europ Assistance Brasil Serviços de Assistência S.A.; Member of the Board of Directors of Integritas Participações S.A.; Member of the Board of Directors of IRB Brasil Resseguros S.A.; Member of the Board of Directors of Brasildental Operadora de Planos Odontológicos.

175 – Form 20-F 2022 | Bradesco

•	Walter Luis Bernardes Albertoni – Independent Director:

Date of Birth: September 29, 1968.

Summary of Professional Experience: A military lawyer for over 25 years, he has worked for several years as a third-party legal advisor to Associação de Investidores no Mercado de Capitais – AMEC, issuing opinions and preparing institutional statements in defense of the rights and interests of minority shareholders. In March 2017, he was elected an Effective Member of the Fiscal Council of Banco Bradesco S.A. and, in March 2020, was elected a Member of the Board of Directors, a position he currently holds.

Education: Degree in Law from Faculdade Paulista de Direito da Pontifícia Universidade Católica de São Paulo – PUCSP.

Other Qualifications: Postgraduate degree in Civil Procedural Law from PUCSP-COGEAE; and Postgraduate degree in Corporate Law and Tax Law from Insper.

Current Positions: Independent Member of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP; Legal Consultant to Associação de Investidores no Mercado de Capitais – AMEC; Full Member of the Fiscal Council of Indústrias Romi S.A.; Full Member of the Audit Committee of DATAPREV S.A.; Alternate Member of the Fiscal Council of Ser Educacional, Rumo S.A. and SANEPAR S.A.; Alternate Member of the Board of Directors of Mahle Metal Leve S.A.; Member of the Board of Directors and Coordinator of the Audit Committee of Companhia Energética de Brasília S.A.

Previous Positions: Member of the Fiscal Council of Petróleo Brasileiro S.A.; Member of the Board of Directors of Paranapanema S.A.; Effective Member of the Fiscal Council of Bradespar S.A.; Alternate Member of the Resources Council of Sistema Financeiro Nacional (the National Financial System – SNA); and Alternate Member of the Fiscal Council of Mills S.A.

•	Paulo Roberto Simões da Cunha – Independent Director:

Date of Birth: May 27, 1950.

Summary of Professional Experience: He joined the Central Bank of Brazil in 1976, in the Supervision Division and, in 1988, he was promoted to Division Head, being responsible for the oversight of financial institutions in São Paulo, until 1998. Since February 2014, he has been a Member of our Audit Committee, having exercised the same role in the period between April 2004 and June 2009. In January 2021, he was elected a member of the Board of Directors.

Education: Accounting Sciences and Business Administration from the Faculdade de Ciências Econômicas de São Paulo – FACESP.

Other Qualifications: Specialization in Finance from Fundação Getulio Vargas; Audit from the Universidade de São Paulo/FIPECAFI; Economics with Theory and Operation of a Modern National Economy from George Washington University in Washington-DC, USA; Member of the Fiscal Council Certified by the Instituto Brasileiro de Governança Corporativa – IBGC.

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

Date of Birth: October 23, 1972.

Summary of Professional Experience: He holds a degree in Economics. He has dedicated himself exclusively to the administration of family companies and businesses. In May 2021, he was elected a Member of the Board of Directors.

Education: Economics from Centro Universitário das Faculdades Metropolitanas Unidas – FMU.

176 – Form 20-F 2022 | Bradesco

Other Qualifications: Higher Education Specific Training in Organization and Management of Events from Universidade Anhembi Morumbi; Food & Beverage Operations from IHTTI School of Hotel Management Neuchâtel Switzerland, and Board Members Training from Instituto Brasileiro de Governança Corporativa (IBGC).

Current Positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Member of the Board of Directors and Officer of Cidade de Deus – Companhia Comercial de Participações and Deputy Officer of NCD Participações Ltda.; and Member of the Board of Directors of Bradespar S.A.

Previous Positions: Partner/Executive Officer and Partner/Chief Executive Officer of Santa Maria Agropecuária Ltda; and Partner/Chief Executive Officer of Aguiar Alvarez Empreendimentos e Participações Ltda.

•	Denise Pauli Pavarina – Independent Director:

Date of Birth: April 14, 1963.

Summary of Professional Experience: She started her career in March 1985, with Banco Bradesco de Investimento S.A., a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. She was promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining in this position until December 2009, when she returned to Bradesco, and was elected Department Officer. She was elected Deputy Executive Officer in January 2012 and Managing Executive Officer in February 2015. In March 2018, she took over the position of Investor Relations Officer as well. In January 2019, she resigned from the positions held in Bradesco Organization companies and in March 2022 she was elected Independent Member of the Board of Directors.

Education: Degree in Economics from Faculdade Armando Alvares Penteado (FAAP) and Law from Universidade Paulista (UNIP).

Other Qualifications: Executive MBA in Finance from Instituto de Ensino e Pesquisa (Insper). Attended the AMP (Advanced Management Program) from IESE Business School.

Current Positions: Member of the Board of Directors of BR Advisory Partners Participações S.A.; Member of the Brazilian Chapter of the Women Corporate Directors (WCD) Foundation; Member of the Board of Directors and Coordinator of the ESG Committee of Hospital Care Caledonia S.A.; Member of the Board of Directors and Audit Committee of Crescera Capital Acquisition Corp; Member of the Ethics Council of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; and Member of the Supervisory Board of the Securities Analyst Body of Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais – APIMEC.

Previous Positions: Member of the Board of Directors and Coordinator of the Market Committee of B3 S.A. – Brazilian Exchange & OTC; Member of the Market Advisory Board of BSM – BM&FBOVESPA Supervisão de Mercados; Member of the Board of Directors and of the Sustainability Committee of Vale S.A.; Chairman of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Representative of ANBIMA at Confederação Nacional das Instituições Financeiras (National Confederation of Financial Institutions – CNF) and Conselho Nacional de Educação Financeira (National Council for Financial Education – CONEF); Vice-Chairman of the Board of Directors of 2bCapital S.A.; Managing Director of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Kirton Bank S.A. – Banco Múltiplo, Kirton Gestão de Recursos Ltda. and NCF Participações S.A.; Institutional Relations Officer of Instituto Kirton Solidariedade; Member of the Board of Directors of Fundação Bradesco; and Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (Digestive Tract Diseases and Nutrition Institute).

177 – Form 20-F 2022 | Bradesco

➢  Members of the Board of Executive Officers:

•	Octavio de Lazari Junior – Chief Executive Officer:

Date of Birth: July 18, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Deputy Executive Officer in January 2012, Managing Executive Officer in February 2015 and Vice-President in May 2017. In March 2018, he was promoted to Chief Executive Officer, the position he currently holds.

Education: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, SP.

Other Qualifications: Specialization courses in Financial and Marketing Strategies at Fundação Instituto de Administração (FEA/USP); Financial Management from Fundação Getulio Vargas – FGV; Strategies in Finance from Fundação Dom Cabral; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program (AMP) from IESE Business School – University of Navarra, São Paulo.

Current Positions: Chairman of the Managing Board of Federação Brasileira de Bancos – FEBRABAN; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A., Alternate Member of the Board of Directors of Fleury S.A.; Member of Núcleo de Altos Temas (NAT); Member of the Advisory Board of FEBRABAN; Effective Member of the Board of Directors of Odontoprev; Chief Executive Officer of Bradesco Leasing S.A. – Arrendamento Mercantil and Chief Executive Officer of NCF Participações S.A.

Previous Positions: Member of the Managing Board of Federação Brasileira de Bancos – FEBRABAN; Chief Executive Officer of Banco Bradesco BBI S.A.; Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of Board of Directors of Brazilian Câmara Interbancária de Pagamentos (Brazilian Interbank Payment Chamber / Clearing House – CIP); Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Council of Representatives of the Confederação Nacional das Instituições Financeiras – CNF; Deputy Sector Officer of Real Estate Credit and Savings Commission and Vice-Chairman of the Committee on Governance of Portability of Loans of Federação Brasileira de Bancos – FEBRABAN; Member of Advisory Committee of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Alternate Officer of Unión Interamericana para la Vivienda – Uniapravi; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

•	Marcelo de Araújo Noronha – Executive Vice-President:

Date of Birth: August 10, 1965.

Summary of Professional Experience: He started his career in 1985 at Banco Banorte, where he worked until 1996. He then worked as a Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, where he is Vice-President. He was elected Department Officer of Banco Bradesco S.A. in February 2004, Deputy Executive Officer in December 2010 and Managing Executive Officer in January 2012. In February 2015, he was elected Executive Vice-President, the position he currently holds.

Education: Degree in Administration from Universidade Federal de Pernambuco – UFPE.

Other Qualifications: Specialization in Finance from Instituto Brasileiro de Mercado de Capitais – IBMEC; AMP – Advanced Management Program at Instituto de Estudios Empresariales – IESE, Universidad de Navarra in Barcelona; and Certified Board Member by Instituto Brasileiro de Governança Corporativa – IBGC.

178 – Form 20-F 2022 | Bradesco

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

Previous Positions: Chief Executive Officer of Associação Brasileira das Empresas de Cartões de Crédito e Serviços – ABECS; Member of the Council of Representatives (representing ABECS) at Confederação Nacional das Instituições Financeiras – CNF; and General Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários.

•	André Rodrigues Cano – Executive Vice-President:

Date of Birth: July 22, 1958.

Summary of Professional Experience: He joined Bradesco Organization in April 1977, and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Executive Officer in December 2010, Managing Executive Officer in January 2012 and Executive Vice-President in January 2017.

Education: Degree in Business Administration from FMU – Faculdades Metropolitanas Unidas.

Other Qualifications: MBA in Controllership from FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FEA-USP; and Advanced Management Program (AMP) by Harvard Business School, Boston, USA.

Current Positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Chairman of the Board of Directors of 2b Capital S.A.; Vice-President of Kirton Bank S.A. – Banco Múltiplo, Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BERJ S.A., Banco Bradesco BBI S.A., Banco Losango S.A. – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bitz Instituição de Pagamento S.A., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, NCF Participações S.A. and Tempo Serviços Ltda.; Managing Officer of Bradescard Elo Participações S.A.; Member of the Board of Directors of CPM Holdings Limited (Representing Bradesco Organization) and IT Partners Limited; Vice-President of Federação Brasileira de Bancos – FEBRABAN; Sitting Officer of Confederação Nacional do Sistema Financeiro – CONSIF; Vice-President and CONSIF Alternate Delegate at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Sindicato dos Bancos (Banking Union) for the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima;Vice-President of BBC Processadora S.A.; and Representative of Bradesco Conglomerate at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA.

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

179 – Form 20-F 2022 | Bradesco

•	Cassiano Ricardo Scarpelli – Executive Vice-President:

Date of Birth: July 28, 1968.

Summary of Professional Experience: He joined Bradesco Organization in June 1984. In February 2001 he was promoted to Executive Superintendent. In March 2007, he was elected Department Officer, in February 2015, Deputy Executive Officer, and in January 2017, Managing Executive Officer. In March 2018, he was elected Executive Vice-President.

Education: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: International Executive Program at Queen’s School of Business – Queen’s Executive Program, Ontario, Canada.

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

Previous Positions: Member of the Board of Directors and of the Financial Risk Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Board of Regulation and Best Practices for Trading Financial Instruments of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Member of the Fixed Income, Foreign Exchange and Derivatives Advisory Board of B3 S.A. – Brazilian Exchange & OTC; Member of the Product and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC; Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A. and Latasa S.A.; Officer of Bradesco Saúde – Operadora de Planos S.A.; Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. – Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A. ; Officer of BMC Asset Management – Distribuidora de Títulos e Valores Mobiliários Ltda. and UGB Participações S.A.; and Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED.

•	Eurico Ramos Fabri – Executive Vice-President:

Date of Birth: September 29, 1972.

Summary of Professional Experience: In February 2008, he joined as an Officer in Banco Finasa S.A., a financial institution acquired by Banco Finasa BMC S.A. (currently Banco Bradesco Financiamentos S.A.) remaining until December 2009. From July 2008 to April 2011, he held the position of Officer of Finasa Promotora de Vendas Ltda. In December 2010, he was elected Officer of Banco Bradesco S.A., in January 2012, Department Officer, in February 2015, Deputy Executive Officer and, in January 2017, Managing Executive Officer. In March 2018, he was promoted to Executive Vice-President.

Education: Degree in Economic Sciences from Universidade Estadual de Campinas – UNICAMP.

Other Qualifications: Executive MBA in Finance at IBMEC Business School (1999); STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management; and Advanced Management Program from Harvard Business School, Boston, USA.

180 – Form 20-F 2022 | Bradesco

Current Positions: He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Chairman of the Board of Directors of Gestora de Inteligência de Crédito S.A.; Vice-President of Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Bitz Instituição de Pagamento S.A., Bradesco Leasing S.A – Arrendamento Mercantil, Bradesco – Kirton Corretora de Câmbio S.A. and NCF Participações S.A.; General Officer of Kirton Bank S.A. – Banco Múltiplo; Banco Bradescard S.A., Banco Bradesco Financiamentos S.A., Banco Losango S.A – Banco Múltiplo, BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda.; and General Officer of Bradescard Elo Participações S.A. and NCD Participações Ltda.; Officer of Nova Cidade de Deus Participações S.A.

Previous Positions: Member of the Board of Directors of Cielo S.A., Alelo S.A. and Elo Participações S.A.; Alternate Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and Chain Serviços e Contact Center S.A.; and Chairman of the Board of Directors of RCB Investimentos S.A.

•	Rogério Pedro Câmara – Executive Vice-President:

Date of Birth: October 5, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1983. In December 2008, he was promoted to the position of Executive Superintendent. In June 2011, he was elected Officer; in January 2012, Department Officer; in January 2017, Deputy Executive Officer; in January 2019, he was promoted to Managing Executive Officer and, in March 2021, he was promoted to Executive Vice-President.

Education: Degree in Business Administration from Universidade Paulista – UNIP.

Other Qualifications: MBA in Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo – FIPECAFI/USP; “Lato Sensu” postgraduate degree and MBA with specialization in Knowledge, Innovation and Technology from Fundação Instituto de Administração – FIA (FEA/USP); International Module – MBA in Knowledge, Innovation and Technology from Bentley College – Waltham Massachusetts – USA; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program – IESE Business School from University of Navarra, São Paulo, SP; International Executive Programs: Changing the Game: Negotiation and Competitive Decision Making from Harvard Business School – Boston, USA; Client – Focused Innovation Program and Leading Change and Organizational Renewal Program from Stanford University Graduate School of Business – California, USA; Making Strategy Work: Leading Effective Execution and Strategic Thinking and Management for Competitive Advantage Program from The Wharton School – Philadelphia, USA; The Leadership at the Peak Program from Center for Creative Leadership – Colorado Springs, USA; “The Advanced Strategy Program: Building and Implementing Growth Strategies, High Performance Leadership” and “The Executive Development Program” from The University of Chicago Booth School of Business – Chicago, USA.

Current Positions: Vice-President of Ágora Investimentos S.A. and Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Banco Losango S.A. – Banco Múltiplo, BBC Processadora S.A., BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., BP Promotora de Vendas Ltda., Bradesco Administradora de Consórcios Ltda., Bradesco Leasing S.A. – Arrendamento Mercantil, Kirton Bank S.A. – Banco Múltiplo and NCF Participações S.A.; Managing Officer of Banco Bradesco Financiamentos S.A. and Bradescard Elo Participações S.A.; Member of the Board of Trustees of Fundação Bradesco; Full Member of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payment Chamber / Clearing House – CIP); Officer of Scopus Desenvolvimento de Sistemas Ltda.; Member of the Board of Directors of Banco Digio S.A.; Vice-President of Tempo Serviços Ltda. and Managing Officer of Top Clube Bradesco, Segurança, Educação e Assistência Social.

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

181 – Form 20-F 2022 | Bradesco

•	Moacir Nachbar Junior – Executive Vice-President:

Date of Birth: April 5, 1965.

Summary of Professional Experience: He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Executive Officer in January 2012 and Managing Executive Officer in February 2015, the position he currently holds. In March 2018, he became responsible for the Risk Management of the Organization, being elected as Chief Risk Officer (CRO). Head of the areas of Fiscal Audit, Legal, Compliance and Conduct and Ethics, Corporate Security and Integrated Risk Control. In January 2022, he was promoted to Executive Vice-President.

Education: Degree in Accounting from Faculdade Campos Salles.

Other Qualifications: “Lato Sensu” postgraduate degree in Financial Management from Faculdade de Administração e Ciências Contábeis Campos Salles; MBA in Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of FEA-USP; and Tuck Executive Program from Tuck School of Business at Dartmouth, Hanover, New Hampshire – USA.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Managing Board, Member of the Audit and Accounting Standards Committee and Member of the Capital Market Committee of Associação Brasileira das Companhias Abertas – ABRASCA; Member of the Board of Directors of CPM Holdings Limited and IT Partners Limited; Chairman of the Advisory Board of Fundo Garantidor de Crédito (FGC); Vice-Chairman of the Board of Directors of 2bCapital S.A.; Managing Officer of Ágora Corretora de Seguros S.A., Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Losango S.A. – Banco Múltiplo, Bankpar Brasil Ltda., BBC Processadora S.A., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, Kirton Bank S.A. – Banco Múltiplo, Nova Marília Administração de Bens Móveis e Imóveis Ltda. and Tempo Serviços Ltda.; and Member of the Board of Directors of Banco Bradesco Europa.

Previous Positions: Officer and Effective Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund; Member of Self-regulation Banking Council of Federação Brasileira de Bancos – FEBRABAN; an Alternate Member of the Board of Directors of BBC Processadora S.A., Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Full Member of the Board of Directors of Valepar S.A.; Alternate Member of the Board of Director; Member of the Compliance and Risk Committee of Vale S.A.; Alternate Member of the Advisory Board of Fundo Garantidor de Crédito (FGC); Managing Officer of Bankpar Brasil Ltda. and Nova Marília Administração de Bens Móveis e Imóveis Ltda.

•	José Ramos Rocha Neto – Executive Vice-President:

Date of Birth: December 8, 1968.

Summary of Professional Experience: He joined in May 2000 as Officer at Banco Bilbao Vizcaya Argentaria Brasil S.A., later renamed Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, where he also held the position of Executive Superintendent, being responsible for Trade Finance and Business Development. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Officer. In June 2011, he was promoted to Department Officer. In March 2018, he was elected Deputy Executive Officer, and in February 2020, he was elected Managing Executive Officer. In December 2022, he was promoted to Executive Vice-President.

Education: Degree in Economics from Universidade Federal de Pernambuco – UFPE.

Other Qualifications: “Lato Sensu” postgraduate degree in Business Administration from CEAG – Fundação Getulio Vargas – FGV/EAESP; and International Executive Programs at Wharton Business School, Harvard Business School, IESE Business School and Center for Creative Leadership and Executive Development Program at Fundação Dom Cabral, Stanford University School of Business and Amana Key.

182 – Form 20-F 2022 | Bradesco

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

Previous Positions: President and Full Member of the Committee of Distribution of Products in Retail of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; Superintendent Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.; Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Officer of Ágora Gestão de Recursos Ltda. (formerly Kirton Gestão de Recursos Ltda.); Member of the Plenary Board and Member of the Advisory Committee of the Associação Comercial de São Paulo – ACSP; Alternate Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Management Committee for the Portability of Loans of Federação Brasileira de Bancos – FEBRABAN; and Effective Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP.

•	Walkiria Schirrmeister Marchetti – Managing Executive Officer:

Date of Birth: November 1, 1960.

Summary of Professional Experience: She joined Banco Bradesco S.A. in May 1981. In September 1998, she was promoted to the position of Executive Superintendent. In March 2007, she was elected Department Officer, in February 2015, Deputy Executive Officer, and in January 2017, Managing Executive Officer, the position she currently holds.

Education: Degree in Mathematics from Faculdade de Ciências e Letras Teresa Martin.

Other Qualifications: Specialization in System Analysis from Instituto Presbiteriano Mackenzie; “Lato Sensu” postgraduate degree – MBA in Banking from Fundação Instituto de Administração – FIA; attended international executive programs such as the Wharton School – Strategic Thinking and Management for Competitive Advantage Program – Pennsylvania – USA; Columbia Business School – Columbia Senior Executive Program – New York – USA; and Harvard Business School – Negotiation and Competitive Decision Making – Boston – USA.

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

•	Guilherme Muller Leal – Managing Executive Officer:

Date of Birth: November 12, 1967.

Summary of Professional Experience: He joined Banco Bilbao Vizcaya Argentaria Brasil S.A. in August 1999, later denominated Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent. In February 2011, he was elected Officer, in January 2012, Department Officer, in January 2017, Deputy Executive Officer and in January 2019, he was promoted to Managing Executive Officer.

Education: Degree in Economics from Universidade Santa Úrsula – USU.

183 – Form 20-F 2022 | Bradesco

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco.

Previous Positions: Managing Officer of Banco Bradesco Cartões S.A., Banco Bradesco BERJ, Ágora Investimentos S.A., Ágora Corretora de Seguros S.A., Banco Bradesco BBI S.A., Bitz Serviços Financeiros S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil.

•	João Carlos Gomes da Silva – Managing Executive Officer:

Date of Birth: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981 and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer; in January 2012, Department Officer; in February 2017, Deputy Executive Officer and in January 2019, Managing Executive Officer.

Education: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

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

Previous Positions: Member of the Management Committee for the Portability of Loans of Federação Brasileira de Bancos – FEBRABAN; Member of the Advisory Committee of the Associação Comercial de São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payment Chamber / Clearing House – CIP); Vice-President and Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Full Member of the Board of Centro das Indústrias do Estado de São – CIESP Castelo; Alternate Member of Managerial Council of Fundo Garantidor Habitacional (Housing Guarantee Fund) – CGFGH; Member of the Advisory Board of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Managing Secretary of Associação Brasileira das Empresas de Leasing – ABEL; Vice-Chairman of the Managing Board of Associação Nacional das Instituições de Créditos, Financiamentos e Investimento - ACREFI; Sector Officer of the Banking Services Committee; Sector Officer of the Credit Products for Legal Entities, Deputy Officer of the Executive Committee of Banking Products for Individuals of FEBRABAN – Federação Brasileira de Bancos; and Managing Secretary of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

184 – Form 20-F 2022 | Bradesco

•	Bruno D’Avila Melo Boetger – Managing Executive Officer:

Date of Birth: June 17, 1967.

Summary of Professional Experience: He started his career in 1990 at Citigroup, where he held various positions in the investment bank in New York (USA) and in São Paulo. In April 2007, he joined Banco Bradesco BBI S.A. as Executive Superintendent and, in April 2008, he was elected Officer. He remained in the position until March 2012. In August 2011, he also began to work in Banco Bradesco S.A. as General Manager in the New York (USA) branch, remaining in the position until January 2014, when he was elected Department Officer. In December 2017, he was elected Deputy Executive Officer. In January 2019 he was promoted to Managing Executive Officer.

Education: Business Administration from Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo – FGV/EAESP.

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

•	Glaucimar Peticov – Managing Executive Officer:

Date of Birth: March 18, 1963.

Summary of Professional Experience: She began her career in August 1984, at Banco Econômico S.A., then moving to Banco Excel Econômico S.A., and later to Banco Bilbao Vizcaya Argentaria Brasil S.A., which was subsequently renamed Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo. In September 2003, she was transferred to Banco Bradesco S.A., and in December 2009, promoted to the position of Executive Superintendent. In June 2011, she was elected Department Officer, responsible for the the Human Resource Department and UNIBRAD – Universidade Corporativa Bradesco. In March 2018, she was elected Deputy Executive Officer and in February 2020, she was elected Managing Executive Officer, the position she currently holds.

Education: Degree in Psychology from Universidade São Marcos.

Other Qualifications: “Lato Sensu” postgraduate degree in Human Resource Management from Fundação Armando Álvares Penteado – CENAP; Specialization in Marketing – FGV (2006); Advanced Management, by Fundação Dom Cabral. International Executive Programs: Strategic Human Resource Planning, by University of Michigan Business School – Ann Arbor, Michigan, USA; Senior Executive Program, by Columbia Business School – New York, USA; Negotiation and Competitive Decision-Making, by Harvard Business School – Boston, USA; and Leadership at the Peak Program, by the Center for Creative Leadership – Colorado, USA.

Current Positions: Member of Board of Trustees of Fundação Bradesco; Chief Executive Officer of Associação Recreativa dos Funcionários da Atlântica-Bradesco – ARFAB and Clube Bradesco de Seguros; Member of the Banking Self-Regulatory Council of Federação Brasileira de Bancos – FEBRABAN.

185 – Form 20-F 2022 | Bradesco

Previous Positions: Officer of ADC Bradesco – Associação Desportista Classista; Secretary-Officer of the union Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo – SINDICREFI; Managing Secretary of Federação Interestadual das Instituições de Crédito, Financiamento e Investimento – FENACREFI; Officer of Generation and Management of Knowledge and Content Officer of Associação Brasileira de Recursos Humanos – ABRH/Brazil; Member of the Deliberative Council of FEBRACORP Live University; Deputy Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; and Member of the Advisory Board of Global Council of Corporate Universities (GlobalCCU).

•	Antonio José da Barbara – Managing Executive Officer:

Date of Birth: December 21, 1968.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in June 1984. In May 2009, he was elected Officer, responsible for the General Secretariat and, in December of the same year, he became Department Officer. In January 2019, he was promoted to Deputy Executive Officer and, in January 2022, to Managing Executive Officer.

Education: Degree in Administration from Centro Universitário Anhanguera de São Paulo (Ibero-Americano).

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

Previous Positions: Deputy Officer of Banco Bradesco Cartões S.A.; Effective Member of the Fiscal Council of Bradespar S.A.; Deputy Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, of Vale S.A. and Cielo S.A.; and Officer of NCD Participações Ltda.

•	Edson Marcelo Moreto – Managing Executive Officer:

Date of Birth: January 16, 1970.

Summary of Professional Experience: He joined Banco Excel Econômico S.A. in October 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., later renamed Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo. In September 2003 he was transferred to Banco Bradesco S.A. as Loan Manager and, in August 2010, was promoted to Executive Superintendent. In March 2014 he was elected Officer; in February 2015, was promoted to Department Officer; in January 2019, Deputy Executive Officer; and, in January 2022, to Managing Executive Officer.

Education: Degree in Art Education from Faculdades Integradas Teresa D’Ávila – FATEA and in Electrical Engineering from the Universidade Santa Cecília – UNISANTA.

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

Previous Positions: Member of the Board of Directors of Cielo S.A.; Commercial Manager of Banco Safra S.A., from March to August 1996, and of Banco Nacional S.A., from 1985 to 1996, and Deputy Officer of Banco Bradesco Cartões S.A.; Member of the Loan Committee of Elo Serviços S.A and Member of the Board of Managers of RFS Human Management, Sociedad de Responsabilidad Limitada.

186 – Form 20-F 2022 | Bradesco

•	José Sergio Bordin – Managing Executive Officer:

Date of Birth: February 26, 1968.

Summary of Professional Experience: He joined Banco Excel Econômico S.A. in September 1996, an entity initially acquired by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently named Banco Alvorada S.A. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Regional Officer, remaining in this position until January 2014, before being elected Managing Officer of Bradesco Capitalização S.A. He remained in this position until January 2015, when he was elected General Officer of Bradesco Auto/RE Companhia de Seguros, the company he worked for until October 2017. From March to December 2017, he held the position of General Officer of Bradesco Administradora de Consórcios Ltda., returning to Banco Bradesco S.A. in December 2017, as Department Officer. In January 2019, he was promoted to Deputy Executive Officer and, in January 2022, to Managing Executive Officer.

Education: Degree in Accounting from Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste.

Other Qualifications: In Company MBA in “Banking Affairs” by the Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo (FGV/EAESP); and the Advanced Management Program from the University of Navarra (IESE), São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco.

Previous Positions: General Officer of Atlântica Companhia de Seguros, Bradesco Administradora de Consórcios Ltda., Bradesco Seguros S.A., Bradseg Participações S.A., Bradseg Promotora de Vendas S.A., BSP Affinity Ltda., Ipê Holdings Ltda., Kirton Participações e Investimentos Ltda. and Kirton Seguros S.A.; Member of the Business Council of Insurance and Reinsurance of the Associação Comercial do Rio de Janeiro – ACRJ; Member of the National Council (representing Bradesco Administradora de Consórcios Ltda.) in Associação Brasileira de Administradoras de Consórcio – ABAC and Sindicato Nacional dos Administradores de Consórcio – SINAC; Vice-President of the Federação Nacional de Seguros Gerais – FenSeg.; and Officer of Associação de Bancos no Estado do Rio de Janeiro – ABERJ, Sindicato dos Bancos do Estado do Rio de Janeiro – SBERJ and Federação Nacional de Capitalização – FenaCap.

•	Roberto de Jesus Paris – Managing Executive Officer:

Date of Birth: September 15, 1972.

Summary of Professional Experience: He began his career at Bradesco S.A. in January 1987. He was promoted to the position of Executive Superintendent in May 2007. In June 2011, he was elected Officer. In February 2015, he was promoted to Department Officer, in January 2019, Deputy Executive Officer and, in January 2022, to Managing Executive Officer.

Education: Degree in Business Administration from Universidade Paulista – UNIP.

Other Qualifications: “Lato Sensu” postgraduate degree – Executive MBA in Finance, with focus on Market Finance, from Instituto de Ensino e Pesquisa – Insper; Executive Education Program from the Graduate School of Business – Columbia University, New York, USA.; and Chartered Financial Analyst Certification (CFA) by the CFA Institute, Virginia, USA.

Current Positions: Managing Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Member of the Board of Trustees – Fundação Bradesco; Vice-President of the Board of Executive Officers of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; and External Member of Products and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC.

Previous Positions: Chairman of the Regulation and Best Practices Trading Council and Bradesco Representative at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA Trading Forum; Sector Officer of the Executive Committee of Treasury Operations of Federação Brasileira de Bancos – FEBRABAN; Vice-President of the Treasury Affairs Committee of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA; and Member of the Board of Directors and of the Pricing Committee of CETIP S.A. – Mercados Organizados.

187 – Form 20-F 2022 | Bradesco

•	Edilson Wiggers – Deputy Executive Officer:

Date of Birth: August 3, 1968.

Summary of Professional Experience: He started his career in November 1986 at Banco Econômico S.A., an institution acquired by Banco Excel Econômico S.A., and subsequently by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently named Banco Alvorada S.A., where he was appointed as Administrative Executive Superintendent of Branches. In September 2003 he was transferred to Banco Bradesco S.A., and in August 2010, he was elected as Officer. In June 2011, he was promoted to Department Officer and, since 2017, he has been the Officer Responsible for the Internal Audit/General Inspection of Bradesco Organization. In January 2021 he was promoted to Deputy Executive Officer and is currently responsible for the General Inspection Department.

Education: Incomplete university course, having attended the course of Accounting Sciences in Faculdades FAFIMAN – Fundação Faculdade Filosofia Ciências e Letras de Mandaguari, PR and FARGS – Faculdades Rio Grandenses – Porto Alegre, RS.

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

Date of Birth: October 20, 1970.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in March 1985. In February 2008, he was promoted to Manager of the Department of General Accountancy and, in June 2011, Executive Superintendent, staying there until March 2012, when he began working at Banco Bradesco BBI S.A. He was elected Officer in March 2014. Returning to Banco Bradesco S.A., he was elected Officer in March 2018. In January 2019, he was promoted to the position of Department Officer and, in March 2021, he was promoted to Deputy Executive Officer.

Education: Degree in Accounting from Faculdades Metropolitanas Unidas – FMU.

Other Qualifications: Postgraduate degree in Controllership from Fundação Armando Alvares Penteado – FAAP; Postgraduate degree in Financial Administration from Faculdade de Economia e Administração – FEA/USP and MBA in Controllership from Universidade de São Paulo – USP.

Current Position: Member of the Board of Trustees of Fundação Bradesco; Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Deputy Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; and Officer of Kirton Bank S.A. – Banco Múltiplo, Bitz Instituição de Pagamento S.A., Banco Losango S.A. – Banco Múltiplo, Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Ágora Investimentos S.A., BEC e BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.

Previous Positions: Member of the Board of Directors of RCB Investimentos S.A.; Officer of Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários and Bradesco Kirton Corretora de Câmbio S.A. and Alternate Member of the Fiscal Council of Iochpe-Maxion S.A. and Alpargatas S.A.

188 – Form 20-F 2022 | Bradesco

•	Edilson Dias dos Reis – Deputy Executive Officer:

Date of Birth: December 26, 1971

Summary of Professional Experience: He started his career in the financial market at Banco de Investimentos BBM in 1997. He joined Banco de Investimentos CR2 in 2002, where he became Officer and Partner. He joined Ágora Corretora de Títulos e Valores Mobiliários S.A. in February 2009, as Superintendent. In February 2012, he was transferred to Banco Bradesco S.A., where he was in charge of the IT fronts as Executive Superintendent and, in January 2017, he was elected Officer, being responsible for the area of systems development. In January 2019, he was promoted to Department Officer of IT Infrastructure, and in January 2022, he was promoted to Deputy Executive Officer, currently responding for the Infrastructure, Processing, Telecommunications and Cloud area.

Education: Data Processing from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio.

Other Qualifications: Program for Management Development (PMD) from IESE – University of Navarra, São Paulo, SP, and Incomplete Master’s degree in Parallel and Distributed Computing from Universidade Federal Fluminense.

Current Position: Member of the Board of Trustees of Fundação Bradesco.

Previous Position: Department Officer of the IT Infrastructure Department at Banco Bradesco S.A.

•	Klayton Tomaz dos Santos – Deputy Executive Officer:

Date of Birth: February 22, 1969

Summary of Professional Experience: He joined Banco BCN S.A. in July 1989, a financial institution that in December 1997 was acquired by Banco Bradesco S.A. In January 2004, he was transferred to Bradesco, and in June 2014 he was promoted to Executive Superintendent. In February 2018 he was elected Officer, in January 2019 he was promoted to Department Officer, and in January 2022 he was promoted to Deputy Executive Officer.

Education: Business Administration from Centro Universitário das Faculdades Metropolitanas Unidas – FMU.

Other Qualifications: MBA in Organization Process Management from Fundação Instituto de Administração – FIA; PMD – Program for Management Development from IESE Business School, University of Navarra, São Paulo, SP; and MBA in Strategic Business Management from Fundação Getulio Vargas – FGV.

Current Position: Member of the Board of Trustees of the Fundação Bradesco and Full Member of the Board of Directors of Tecban – Tecnologia Bancária S.A.

Previous Position: Officer of the Organizational Consulting Department at Banco Bradesco S.A.

•	Marlos Francisco de Souza Araujo – Managing Executive Officer

Date of Birth: July 26, 1977

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in April 1999, and, in December 2009, was promoted to the position of Executive Superintendent. In March 2013, he was elected as Department Officer. In September 2017, he was elected Member of the Integrated Risk Management and Capital Allocation Committee. In December 2022, he was promoted to Deputy Executive Officer.

Education: Business Administration from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA/USP.

189 – Form 20-F 2022 | Bradesco

Other Qualifications: Master in Administration from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA/USP; Advanced Management Program from Harvard Business School – Boston, Massachusetts, USA; University Extension Courses from Chicago University – Chicago, USA, Harvard Business School – Boston, Massachusetts, USA; and RMA Wharton Advanced Risk Management Program – Wharton – University of Pennsylvania – Philadelphia – Pennsylvania, USA.

Current Position: Member of the Board of Trustees of Fundação Bradesco; Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Officer of 2bCapital S.A., BEC e BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Asset Management S.A. Securities Dealer, Ágora Gestão de Recursos Ltda. (formerly Kirton Gestão de Recursos Ltda.), Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco Financiamentos S.A., Banco Bradesco BERJ S.A., Banco Losango S.A. – Banco Múltiplo and Kirton Bank S.A. – Banco Múltiplo; and Officer and Member of the Risk Management Committee of Federação Brasileira de Bancos – FEBRABAN.

Previous Position: Member of the Internal Controls and Compliance Committee of Banco Bradesco S.A. and Alternate Member of the Fiscal Council of Bradespar S.A.

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Statutory Board of Executive Officers is established at the Shareholders’ Meetings. These bodies comprise our Executive Officers, Department Officers, Officers, Regional Officers and Officers of our subsidiaries for the ensuing year. In 2022, our shareholders set the compensation for our Board of Directors and our Statutory Board of Executive Officers and our subsidiaries at R$778.6 million.

In 2022, our Directors, our Statutory Board of Executive Officers and our subsidiaries received compensation of R$747.6 million for their services. Regarding Management’s compensation, part of it was paid as variable compensation. The current compensation policy mandates that 50.0% of the net variable compensation amount is intended for the acquisition of BBD Participações S.A. class-B preferred shares (PNB BBD shares) and/or of preferred shares issued by Bradesco (PN Bradesco shares), which are saved and are unavailable (restricted shares), to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, as amended, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Statutory Board of Executive Officers and our subsidiaries have the right to participate in the same pension plans available to all our employees. In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for us. The amount of compensation and any post-employment benefits are based on management’s alignment with our short-, medium- and long-term results and risks, and are justified as a means to retain knowledgeable and high-quality Managers among our staff members. In 2022, we contributed R$554.9 million to pension plans on behalf of our Directors, Members of our Statutory Board of Executive Officers and of our subsidiaries.

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

Currently, on the Board of Executive Officers, besides the Executive Officers, we have 18 Department Officers, 36 Officers and 15 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Board of Executive Officers. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at the Company or one of the affiliates.

190 – Form 20-F 2022 | Bradesco

Our Board of Directors may waive the fulfillment of the requirements referred to in the preceding paragraphs on an exceptional basis, up to a limit of 25.0% of the Board of Executive Officers’ positions, with the exception of those elected to the positions of President and Vice-Presidents.

6.C.10 Fiscal Council

The fiscal Council is an independent body with monitoring and supervision powers and shall have from three to five effective members and their respective alternates. Two of them are elected by minority shareholders. Since the Special Shareholders’ Meeting held in March 2015, our Bylaws have required our Fiscal Council to be permanently in operation.

Currently, our Fiscal Council has five effective members (José Maria Soares Nunes, Vicente Carmo Santo, Joaquim Caxias Romão, Mônica Pires da Silva e Ava Cohn) and four alternate members (Frederico William Wolf, Luiz Eduardo Nobre Borges, Artur Padula Omuro, Eduardo Badyr Donni e Paulo Henrique Andolhe), all of whom were reelected/elected at the Annual General Meeting of March 10, 2023. Only after approval by the Central Bank of Brazil will they assume their positions. The period of the mandate is a one-year term and will expire in March 2024. The attributions and other rules of the Fiscal Council are defined in our Charter, which are contained on the Investor Relations website (Bradesco RI).

6.C.20 Board Advisory Committees

We also have seven committees that are subordinate to the Board of Directors, the statutory one being the Audit and Compensation committee and the non-statutory ones being the Integrity and Ethical Conduct, Risks, Sustainability and Diversity, Succession and Nomination, and Strategy committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

6.C.30 Statutory Committees

6.C.30.01 Audit Committee

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, composed of three to five members, appointed and subject to replacement by the Board of Directors, one of which is appointed coordinator, with a term of office of two years, extending until the new appointed members took office. The former members of the Audit Committee may only rejoin the body after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

The current members of the Audit Committee are Alexandre da Silva Glüher (coordinator), Amaro Luiz de Oliveira Gomes (qualified member), Paulo Ricardo Satyro Bianchini and José Luis Elias. Alexandre da Silva Glüher is also a member of the Board of Directors.

Our Audit Committee is responsible for monitoring the accounting practices adopted in the preparation of our financial statements and those of our subsidiaries, as well as indicating and evaluating the effectiveness of the independent audit.

Other attributions and rules of the Audit Committee can be found in the Body’s Charter, available on the Bradesco RI website.

191 – Form 20-F 2022 | Bradesco

6.C.30.02 Remuneration Committee

The Remuneration Committee has three to seven members, all of whom are members of our Board of Directors with a term of office of two years, and at least one of whom is a non-management member, in line with the provisions set forth in CMN Resolution No. 3,921/10, as amended. Members are appointed by, and may be replaced by, the Board of Directors. The Remuneration Committee advises the Board of Directors in the coordination of the management compensation policy, in accordance with the Policies and Internal Rules governing the matter, in addition to the regulations and applicable laws.

This Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the level of compensation of members of other statutory bodies, as well as hire specialized professional services, when it deems it convenient.

6.C.40 Non-Statutory Committees

6.C.40.01 Integrity and Ethical Conduct Committee

The Integrity and Ethical Conduct Committee is composed of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The purpose of this Committee is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethical Conduct and the rules of conduct related to issues of anti-corruption and competition, so that they remain effective.

6.C.40.02 Sustainability and Diversity Committee

The Sustainability and Diversity Committee is composed of at least five members, all formally nominated and who may be replaced by the Board of Directors, including its Coordinator. The purpose of this Committee is to advise the Board of Directors in the performance of its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of socio-environmental responsibilities.

This Committee meets at least bimonthly and is also responsible for adopting measures to eliminate and mitigate the socio-environmental risks, for demanding analyses of these risks, and for approving training programs aimed at disseminating knowledge and awareness of the themes and practices related to corporate sustainability.

6.C.40.03 Nomination and Succession Committee

This committee is made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its Coordinator. The purpose of this Committee is to advise the Board of Directors in the nomination of Qualified Employees (Executive Superintendents and Regional Managers), within the scope of Bradesco Organization.

In December 2020, the CMN enacted Resolution No. 4,878/20, thus revoking the previous Resolution No. 4,538/16, which provides for the succession policy of managers of institutions authorized to operate by the Central Bank of Brazil. Thus, the institutions authorized to operate by the Central Bank of Brazil should implement and maintain a succession policy of managers to apply for senior management positions of the institution, which must be compatible with the nature, size, complexity, structure, risk profile and business model of the institution, in order to ensure that the occupants of senior management have the competencies necessary for the performance of their duties.

192 – Form 20-F 2022 | Bradesco

6.C.40.04 Risk Committee

Composed of at least three and at most five members, all formally appointed and dismissed by the Board of Directors, including its Coordinator, the purpose of this Committee is to advise the Board of Directors in the performance of its duties related to risk and capital management.

6.C.40.05 Strategic Committee

Composed of at least three members with a maximum of five members, all formally appointed and removeable by the Board of Directors, including its Coordinator, this Committee is established to advise the Board of Directors in the performance of its duties related to the strategic management of the bank.

6.C.50 Ombudsman

At the Special Shareholders’ Meeting held in August 2007 and pursuant to Resolution No. 3,477/07 of the Central Bank of Brazil, our shareholders formalized the creation of the Ombudsman. Since 2005 we have had an informal Ombudsman. The Ombudsman, a role directly connected to the Presidency of the Institution, works on behalf of all our institutions authorized to operate by the Central Bank of Brazil. There is one Ombudsman, with a two-year term. The Ombudsman is appointed and may be dismissed by the Board of Directors, and his/her purpose is to handle the governance of all complaints relating to our institutions.

The Ombudsman is responsible for:

•	representing the client impartially, transforming the complaint into an experience that strengthens the relationship with the Institution, and driving improvements that generate mutual benefits;
•	ensuring strict compliance with legal and regulatory rules related to consumer’s rights and acting as a communication channel among us and our institutions authorized to operate by the Central Bank of Brazil, and our clients and users of its products and services, including mediating conflicts;
•	receiving, registering, instructing, analyzing and formally and properly dealing with complaints from clients and users of products and services of the above-mentioned institutions, which have not been resolved by the usual services offered by the branches or by any other service station;
•	giving necessary clarifications and replying to claimants regarding the status of complaints and the solutions offered;
•	following the principles of the Institutional Policy of Customer and User Relationship, which are ethics, accountability, transparency and diligence, in order to consolidate an institutional image of credibility, security and competence;
•	informing claimants of the waiting time for a final answer, which should not exceed ten business days, and may be extended, exceptionally and in a justified manner, only once, for an equal period limiting the number of extensions to 10.0% of total claims in the month, and the claimant must be informed of the reasons for the extension;
•	sending a conclusive response to the claimant’s complaint prior to the expiration of the above waiting time;
•	proposing to the Board of Directors corrective or improvement measures to procedures and routines, based on the analysis of the complaints received; and
•	preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, every six months, a quantitative/qualitative report regarding the Ombudsman’s performance, comprising the proposals addressed in item “e”, if any, in addition to keeping them informed of the outcome of the measures adopted by the institution’s managers to address them.
193 – Form 20-F 2022 | Bradesco

According to our Bylaws and in order to comply with the rules of the Central Bank of Brazil, in March 2018, Mr. Nairo José Martinelli Vidal Júnior was appointed Ombudsman by the Board of Directors. In the Special Meeting of the Board of Directors which took place on March 17, 2022, his mandate was renewed until the first meeting of this body to be held after the Annual Shareholders’ Meeting of 2024.

6.C.60 Legal Advice

The Board of Directors and the Board of Executive Officers established, in February 2019, the Legal Advice Department.

The Department's duties include providing legal advice to the Board of Directors and to the Board of Executive Officers concerning issues of strategic interest, the shareholding, contractual, and regulatory fields; and following up on legal and administrative actions of high complexity for the Organization.

6.C.70 Audit and General Inspection

The Department of Audit and General Inspection, which is subordinated to the Board of Directors and, is responsible for independently evaluating our processes, in order to contribute to the risk mitigation and to the adequacy of Processes and the effectiveness of Internal Controls, in compliance with Internal and External Policies, Norms and Regulations.

It operates according to the standards of The Institute of Internal Auditors (IIA) and the national and international best practices. It covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), and Consulting (advice and related services) in the Bradesco Organization framework and, where applicable, of third parties/suppliers.

6.D. Employees

As of December 31, 2022, we had 88,381 employees, of which 75,591 were employed by us and 12,790 were employed by our subsidiaries companies.

The following table presents the number of employees by countries in which we operate.

Countries with operation	Number of employees
Brazil	87,800
USA	274
Argentina	3
England	6
Luxembourg	49
Mexico	226
China	6
Cayman Islands	7
Total	88.381

194 – Form 20-F 2022 | Bradesco

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

As of December 31,	2022	2021	2020
Total number of employees	88,381	87,274	89,575
Number by category of activity
Bradesco	85.5%	86.6%	87.8%
Insurance	7.8%	7.5%	7.2%
Pension plans products	0.7%	0.7%	0.6%
Other categories	6.0%	5.2%	4.4%
Number by geographic location
Cidade de Deus, Osasco	13.7%	11.0%	10.4%
Alphaville, Barueri	3.8%	4.5%	4.4%
São Paulo	16.1%	17.0%	16.7%
Other locations in Brazil	65.8%	67.1%	68.1%
International	0.7%	0.4%	0.3%

We have two working shifts. Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day work week.

As of December 31,	2022	2021	2020

% of employee
Part-time work	16.2%	17.8%	21.0%
Full-time work	83.8%	82.2%	79.0%

We generally hire our employees at entry level. We value individual development, resulting in professional growth, which allows high levels of attraction and retention of talents.

We gave lectures, we participated in fairs and events, we organized personalized online and face-to-face tours in Departments and presented the Bradesco brand alongside other companies in the Group, such as Fundação Bradesco, next, and Bradesco Seguros. A total of 30 events took place, so that students and people interested in the Organization, even before the start of the selective process, may know more about our history, strategy, and understand, in practice, as it happens in the sectors. By the end of 2022, we had impacted approximately 28,600 people throughout Brazil.

We are present in various rankings regarding attraction and career, such as the survey Career of People’s Dreams, by Cia de Talentos and the survey Most Attractive Employers of Brazil, by Universum, and the CIEE award – Best Internship Programs. The recognitions achieved show the results of our affirmative actions of attractiveness and inclusion in the labor market.

We highlight the GPTW Healthy Management, in which Banco Bradesco ranked first among the companies that promote excellent work environments, the Top Employers 2022 Certification, for companies with excellence in people management and employer branding, and the LinkedIn Top Companies Brazil 2022 list. In addition, Bradesco was also among the Best Companies in Practice and Diversity Actions, according to the Corporate Initiative for Racial Equality. At the end of 2022, we were recognized as One of the Amazing Places to Work, through the FIA FEEx Research.

We have a diverse workforce strengthened by the heterogeneity of the Brazilian population. At the end of the period, throughout Brazil, 51% of our workforce was made up of women, 28% of people of African descent and 5% of people with disabilities.

We have established a robust governance for diversity, equity and inclusion, formed by the Sustainability and Diversity Committee, which has the participation of the Chief Executive Officer and the Chairman of the Board of Directors; by the Diversity, Equity and Inclusion Working Group, formed by employees from various areas and from different seniorities who work in initiatives for the evolution of the theme; Affinity Groups (AGs), with voluntary participation of any employee, regardless of the hierarchical level, on the fronts of ethnic-racial inclusion, gender, disabled people and LGBTI+. Each Group has a coordinator, who has the identifying marker of the theme represented by the AG and who is a member of the Diversity, Equity and Inclusion Working Group.

195 – Form 20-F 2022 | Bradesco

In addition, in the Human Resources structure, the area of Diversity, Equity and Inclusion is responsible for catalyzing transformations and managing initiatives that drive representativeness in the functional framework, acting mainly in four pillars: People with Disabilities, Gender, LGBTI+, and Ethnic-racial.

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2022, 42.2% of our employees were associated with one of the labor unions that represent our employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is due mostly to our practice of appreciating staff and encouraging transparent relationships.

Aiming at the physical, family, financial and emotional well-being of our employees, we offer a package of benefits with health and dental plan. enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, a private pension, life insurance with varying coverages, transportation allowance to assist with travel expenses, childcare/babysitting assistance for child care and meal and food vouchers to ensure a balanced life.

Reinforcing this aspect, we have Bradesco’s Health, Well-being and Quality of Life Program – Viva Bem, focused on preventing diseases and promoting healthy habits, attitudes and behaviors for employees, dependents and family members. The initiatives of the program are divided into three pillars: Balance, Healthy and Movement. We also offer broad psychosocial support for diverse health-related situations and critical incidents. Through the program, we contribute to maintaining the organizational climate, leaving it more harmonious, healthy and collaborative, and for the quality of life of the employees, providing conditions of balance between work, health and family.

In accordance with the collective convention of labor, we offer to our employees a profit-sharing program and the Outstanding Performance Award (PDE), designed for employees who work in the commercial structure of the Branch Network and who have exceeded the performance ordinarily expected.

Through Universidade Corporativa Bradesco – UniBrad (Bradesco Corporate University), whose mission is to provide education geared towards professional excellence and social mobility, we offer development solutions and training to our employees. In 2022, we invested R$120.1 million in education.

In 2022, UniBrad recorded around 2.5 million participations in its various programs and learning solutions, demonstrating the interest and importance of providing development opportunities.

Our employees were able to improve their knowledge with more than 2,900 learning solutions available on the integra rh platform and, in addition to these, more than 800 solutions in the synchronous format (live course). Among the themes, there are solutions geared to specific needs, such as mental health, and quality of life, teleworking and adaptation of routines.

6.E. Share Ownership

As of March 10, 2023, the members of our Board of Directors and Statutory Board of Executive Officers indirectly held 1.5% of our total capital, through BBD Participações S.A. (BBD Participações). In addition, some of our directors and statutory officers directly hold shares of our share capital. However, as of March 10, 2023, none of our directors and officers, individually or jointly, owned more than 1.0% of any class of our shares.

196 – Form 20-F 2022 | Bradesco

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 10, 2023, our share capital was composed of 5,330,304,681 common shares and 5,311,865,547 preferred shares, with no par value.

For information on shareholders’ rights and our dividend distributions, see “Item 8.A. Consolidated Statements and Other Financial Information – 8.A.30 Policy on dividend distributions” and “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”.

The following chart illustrates our shareholding structure as of March 10, 2023:

BBD PART S.A. (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
47.93% COMMON
47.93% TOTAL
AGUIAR FAMILY
16.63% COMMON
16.63% TOTAL
CIDADE DE DEUS
35.44% COMMON
35.44% TOTAL
45.87% COMMON
0.02% PREFERRED
22.99% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
NCF
0.15% COMMON
0.08% TOTAL
MARKET
28.49% COMMON
97.73% PREFERRED
63.05% TOTAL
8.48% COMMON
2.25% PREFERRED
5.37% TOTAL
17.16% COMMON
8.59% TOTAL
BRADESCO

197 – Form 20-F 2022 | Bradesco

The following table shows the direct shareholding of our outstanding common and preferred shares as of March 10, 2023, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	2,445,219,983	45.87%	1,292,135	0.02%	2,446,512,118	22.99%
Fundação Bradesco(1)	914,471,633	17.16%	-	0.00%	914,471,633	8.59%
NCF Participações	451,890,822	8.48%	119,774,968	2.25%	571,665,790	5.37%
Subtotal	3,811,582,438	71.51%	121,067,103	2.27%	3,932,649,541	36.95%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Samuel Monteiro dos Santos Junior	(*)	(*)	(*)	(*)	(*)	(*)
Walter Luis Bernardes Albertoni	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Roberto Simões da Cunha	(*)	(*)	(*)	(*)	(*)	(*)
Rubens Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	17,869,096	0.34%	41,931,986	0.79%	59,801,082	0.56%
Members of the Board of Executive Officers
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Rogério Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
João Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Glaucimar Peticov	(*)	(*)	(*)	(*)	(*)	(*)
Antonio José da Barbara	(*)	(*)	(*)	(*)	(*)	(*)
Edson Marcelo Moreto	(*)	(*)	(*)	(*)	(*)	(*)
José Sergio Bordin	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Edilson Wiggers	(*)	(*)	(*)	(*)	(*)	(*)
Oswaldo Tadeu Fernandes	(*)	(*)	(*)	(*)	(*)	(*)
Edilson Dias dos Reis	(*)	(*)	(*)	(*)	(*)	(*)
Klayton Tomaz dos Santos	(*)	(*)	(*)	(*)	(*)	(*)
Marlos Francisco de Souza Araujo	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Board of Executive Officers	182,951	0.00%	1,236,242	0.02%	1,419,193	0.01%
Subtotal	3,829,634,485	71.85%	164,235,331	3.09%	3,993,869,816	37.53%
Other	1,500,670,196	28.15%	5,147,630,216	96.91%	6,648,300,412	62.47%
Outstanding Shares	5,330,304,681	100.00%	5,311,865,547	100.00%	10,642,170,228	100.00%
Treasury shares	-	0.00%	-	0.00%	-	0.00%
Total	5,330,304,681	100.00%	5,311,865,547	100.00%	10,642,170,228	100.00%

(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 21.94% of our total shares.

(*) None of the members of our Board of Directors, Board of Executive Officers, individually or jointly, owned, directly or beneficially, 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see “Item 6.E. Share Ownership”.

198 – Form 20-F 2022 | Bradesco

The following is a description of our principal beneficial shareholders as of March 10, 2023. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares. Shares held by members of our Board of Directors and Statutory Board of Executive Officers do not have special voting rights in relation to shares held by our other shareholders.

➢	Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações (Cidade de Deus) is a holding company that, as of March 10, 2023, owned 25.11% of our total shares, with 22.99% directly and 2.12% indirectly participation. On our common shares (voting capital), Cidade de Deus owned 45.87%.

➢	Nova Cidade de Deus Participações

Nova Cidade de Deus Participações (Nova Cidade de Deus) is a holding company that, on March 10, 2023, held indirectly a 12.04% of our total capital.

The share capital of Nova Cidade de Deus is divided into common (class A and B) and preferred shares. Ownership of Class A common shares is exclusive to persons entitled to hold Class B shares (see below), as well as to civil associations and foundations governed by private law, which are managed by such persons or by officers appointed by them. Ownership of the Class B Common Shares is limited to:

•	members of our Board of Executive Officers;
•	former members of our Board of Directors who have been officers of Banco Bradesco or its controlled entities; and
•	commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Currently, there are no individuals who hold Class A or Class B common shares of Nova Cidade de Deus.

➢	Fundação Bradesco

Fundação Bradesco is a non-profit institution, supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. On March 10, 2023, Fundação Bradesco held a total 30.53% of our capital, with 8.59% directly and 21.94% indirectly. On our common shares (voting capital), Fundação Bradesco owned 17.16%.

The management of Fundação Bradesco is exercised by a group called Board of Trustees composed of members of the Board of Directors, Board of Executive Officers and Department Officers who have worked at the Bradesco Group for more than 10 years and the members of the Board of Directors and Officers of Cidade de Deus Participações. They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco, the largest private socio-educational program in Brazil, is our innovative social investment initiative, reaching every state in Brazil and the Federal District, with 40 schools, located by priority in regions of accentuated economic vulnerability.

In 2022, more than 60,000 students attended Fundação Bradesco schools, primarily in basic education – from early childhood through to secondary school, and secondary-level vocational or technical education.

Our “Escola Virtual” (Virtual School) e-learning portal’s distance learning programs (EaD), which provides fast and free courses, benefited more than 1.7 million students who completed at least one of more than 80 fast courses offered, and more than 8,000 students were involved in projects and partnership initiatives such as our courses and talks on information technology.

199 – Form 20-F 2022 | Bradesco

Fundação Bradesco’s 2022 budget totaled R$795.0 million. Over the last 10 years, Fundação Bradesco has invested a total of R$8.9 billion (at current values).

➢	BBD

BBD Participações S.A (BBD Participações) is a holding company that, on March 10, 2023, held indirectly 3.14% of our total capital.

Only members of the Board of Directors and the Statutory Board of Executive Officers and some our skilled employees and our subsidiaries, as well as of Bradespar, may hold BBD shares. National non-profit legal entities or national companies controlled by them, whose managers are exclusively our employees and/or managers, may also hold shares. However, only the members of the Board of Directors and the Statutory Board of Executive Officers may own voting shares.

➢	NCF Participações

NCF Participações is a holding company, which, as of March 10, 2023, directly held 5.37% direct of our total capital and 8.48% of our common shares (voting capital).

➢	Market

Direct market holdings represented 28.11% of our voting capital as of March 31, 2023 and 96.74% of our preferred shares. Common and preferred shares held by the market accounted for 62.36% of our share capital.

As of March 31, 2023, 1,264 foreign investors with a stake in our share capital in the amount of: (i) 57.62% of preferred shares; and (ii) 12.13% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.02% of preferred shares and the ADRs (American Depositary Receipts) accounted for 16.63% of preferred shares and 0.05% of common shares.

7.B. Related Party Transactions

Transactions with related parties are conducted on conditions and at rates consistent with those entered into with third parties:

December 31,	R$ in thousands
	2022	2021	2020
Assets
Loans and advances to banks	500,259	431,132	186,504
Securities and derivative financial instruments	332,787	359,430	712,258
Loans and other assets	915,395	314,116	454,421
Liabilities
Customer and financial institution resources	(4,620,807)	(4,485,330)	(2,951,628)
Securities and subordinated debt securities	(18,035,730)	(14,942,519)	(12,182,692)
Derivative financial instruments	-	(34,815)	(32,219)
Other liabilities	(16,979,200)	(12,370,798)	(12,022,547)
INCOME AND EXPENSES
Net interest income	(2,673,607)	(871,667)	(675,133)
Other expenses net of other operating revenues	(2,101,012)	(1,401,038)	(1,397,288)

For further information on related party transactions, see Note 39 to our consolidated financial statements in “Item 18. Financial Statements”.

200 – Form 20-F 2022 | Bradesco

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and other Financial Information

8.A.10 Consolidated Statements

See “Item 18. Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

8.A.20 Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, and which relate to:

•	Labor matters: The labor matters in which we were involved during the year ended December 31, 2022, are mainly claims brought by former employees and outsourced employees seeking indemnifications, in particular, for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). Given that labor lawsuits have similar characteristics and are not subject to a court judgment, the provision for labor matters is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.
•	Tax-related matters: We are also party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to the constitutionality of certain taxes, as well as the fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes, whose collection we consider to be inappropriate; others stem from inappropriate collections (notifications) of supervisory agencies of the Ministry of Finance and others aim to recover taxes which we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have, in general, been provisioned for in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, the taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 37 to our consolidated financial statements, “Item 18. Financial Statements”, for a description of our most relevant tax claims.
•	Civil matters: We are party to various civil lawsuits, although none of them are individually material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – 3.D.20.06-10. The Brazilian Supreme Court (STF) and the Brazilian Superior Court of Justice (STJ) are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses”. Probable risk cases are all provisioned for and do not result in a material adverse effect on the results of our operations or financial position.
201 – Form 20-F 2022 | Bradesco

•	Other matters: We are currently not subject to any significant disputed processes with the Central Bank of Brazil, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory agencies.

As of December 31, 2022, we had a total provisioned amount – which we believe to be adequate to cover any probable outflow of cash or other economic resources required to settle the provision – in the amount of R$21,477 million and whose allocation was:

•	37.2% in civil matters;
•	34.8% for risks related to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS; and
•	28.0% for labor claims.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to tax and social security matters, which totaled R$39,704 million at December 31, 2022 (R$37,556 million – 2021), and those related to civil claims which totaled R$9,211 million at December 31, 2022 (R$7,979 million – 2021).

For additional information, see Note 22 to our consolidated financial statements in “Item 18. Financial Statements”.

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

Pursuant to Brazilian law, a shareholder who does not receive a dividend payment may initiate proceedings for the collection of these payments within three years following the dividends statement date. After this period, unclaimed dividends return to the company.

Our policy relating to dividend distributions and/or interest on shareholders’ equity is to maximize the amount of distributions, in accordance with our tax management strategy. For additional information, see “Item 5.A. Operating Results – 5.A.10 Overview – 5.A.10.04 Taxes”.

Due to the effects of the Covid-19 pandemic and the generated uncertainty for the Brazilian economy, the CMN, by means of Resolution No. 4,820/20, as amended, vetoed, for values related to 2020, the compensation of own equity above: (i) an amount equivalent to 30% of the net income adjusted in the terms of the Brazilian Corporate Law; or (ii) an amount equivalent to the mandatory minimum dividend established by the corporate legislation, whichever is greater. Although such prohibition being applied only to payments for the fiscal year of 2020 as a mitigation of the impacts of the Covid-19 pandemic, there is no guarantee that other similar measures will not be applied in the future, be it with the aim of mitigating the effects of the Covid-19 pandemic or otherwise.

For more information on net income allocation and dividend distribution, see “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”.

202 – Form 20-F 2022 | Bradesco

8.B. Significant Changes

See “Item 4.A. History and Development of the Company – 4.A.10. Acquisitions, divestitures and other strategic alliances”.

203 – Form 20-F 2022 | Bradesco

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

Our shares are listed on Brazil’s main stock indexes, including the indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, IBrX-50 and IBrX-100, respectively, selected from among the most traded shares on B3; the IBrA (Broad Brazil Index); the IFNC (Financial Index, composed of banks, insurance companies and financial institutions); the ISE (Corporate Sustainability Index); the IGCX (Special Corporate Governance Stock Index); the IGCT (Corporate Governance Trade Index); the ITAG (Special Tag-Along Stock Index), the index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices (ICO2); and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed). Abroad, our shares are listed on the Dow Jones Sustainability World Index, in the Dow Jones Sustainability Emerging Markets portfolio of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

In January 2012, the Central Bank of Brazil authorized the creation of an ADR program for our common shares in the USA market. As part of this authorization, and after the government had affirmed it as being in its interest, the Central Bank of Brazil increased the limit of foreign interest in our share capital from 14.0% to 30.0%. The increase in the limit of foreign interest in our common shares did not alter our ownership or control structure. In March 2012, our common share ADSs became listed on the NYSE under the symbol “BBDO”. Each common share ADS corresponds to one common share.

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

204 – Form 20-F 2022 | Bradesco

•	reimburse the depositary bank for any taxes, governmental charges or fees the depositary bank has paid;
•	pay any transfer fees as required by the deposit agreements;
•	produce satisfactory proof of identity and genuineness of their signatures or any other documents required by the deposit agreements;
•	comply with any United States, Brazilian or other applicable laws or governmental regulations; and
•	comply with such reasonable regulations, if any, as we and the depositary bank may establish consistent with the deposit agreements.

All of our outstanding shares are fully paid and non-assessable.

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several ways:

•	each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.04 Voting rights”; and
•	the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.01 Preemptive rights”.

The holders of the ADSs have the rights corresponding to the underlying shares, subject to the Deposit Agreements. The holders of the ADSs are parties to the Deposit Agreements and therefore are bound to its terms and to the terms of the preferred share ADRs and common share ADRs that represent the ADSs.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

9.C.10 Trading on B3 (stock exchange)

B3 is a publicly-traded corporation. From April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Until April 2004, all shares underlying securities were traded only on the B3, with the exception of privatization auctions, which occurred on the Rio de Janeiro Stock Exchange. In May 2004, the Rio de Janeiro Stock Exchange reopened for the trading of certain Brazilian government securities.

If you were to trade in our shares on the B3, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.

As of December 31, 2022, the aggregate market capitalization of the 357 companies listed on the B3, was equivalent to US$802.4 billion and the 10 largest companies listed on the B3 represented 46.3% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2022, we accounted for 3.6% of the market capitalization of all listed companies on the B3.

205 – Form 20-F 2022 | Bradesco

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

In 2000, B3 introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado” with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called “Bovespa Mais” and “Bovespa Mais Nível 2”, specifically for small- and medium-sized enterprises. The listing segments were designed for the trading of shares issued by companies that voluntarily commit to following corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders’ rights and increase the quality of the information made available to shareholders. Newly amended rules for “Levels 1 and 2 of Differentiated Corporate Governance Practices” came into effect in May 2011.

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

To become a “Level 2” company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all “Level 1” listing requirements; (ii) grant tag-along rights to all shareholders in case the company’s control is transferred, offering to common shareholders the same price paid per share for the controlling group of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3’s “Level 2” segment is in force; (iv) the Board of Directors must be made up of at least five members, of whom a minimum of 20.0% shall be independent members with a term of office limited to two years, and re-election is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the “Level 2” segment; and (vii) exclusively adopt the B3 “Arbitration Board” rules for resolving any conflicts between the company and its investors.

206 – Form 20-F 2022 | Bradesco

To join B3’s “Novo Mercado” segment, an issuer must meet the “Novo Mercado” rules related to the governance structure and the shareholders’ rights: (i) the capital must be composed exclusively of common shares with voting rights; (ii) in the case of transfer of control, all shareholders must have the right to sell their shares at the same price (tag along of 100%) attributed to the shares held by the controller; (iii) install the area of Internal Audit, role of Compliance and Audit Committee (statutory or non-statutory); (iv) in the event that the company leaves the “Novo Mercado”, it must conduct a public offer for acquisition of shares (OPA) at fair value, in which at least 1/3 of the holders of shares in circulation must accept the OPA or agree with the exit from the segment; (v) the board of directors has to include, at least, 2 or 20% of independent directors, whichever is higher, with a unified term of up to two years; (vi) the company undertakes to maintain at least 25% of the shares in circulation (free float), or 15%, in the event of ADTV (average daily trading volume) of more than R$25 million; (vii) the company must structure and disseminate the evaluation process for the board of directors, its committees and the board of executive officers; (viii) the company must draft and disseminate policies relating to (a) compensation; (b) nomination of members to the board of directors, its advisory committees and statutory board of executive officers; (c) risk management; (d) transactions with related parties; and (e) trading of securities with minimum content (except for the compensation policy); (ix) the company must agree to simultaneous disclosure, in English and Portuguese, of relevant facts, information about earnings and press releases of income statements; and (x) the company must release monthly negotiations with securities issued by the company and shareholders.

In June 2001, we executed an agreement with B3 to list our shares on the “Level 1” segment, effective immediately after the disclosure of the offer’s opening date in Brazil. We agreed to comply with and continue to comply with all of the “Level 1” listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

207 – Form 20-F 2022 | Bradesco

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on our share capital, see Note 25 to our consolidated financial statements in “Item 18. Financial Statements”.

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

10.B.10.02 Allocation of net income and distribution of dividends

Our Bylaws, in conformity with the Brazilian Corporate Law, require the Board of Directors to recommend, at each Annual Shareholders’ Meeting, the allocation of net income for the fiscal year as follows:

•	5.0% of net income, determined in accordance with BR GAAP, to a legal reserve during each fiscal year, not to exceed 20.0% in the aggregate of our paid-in capital. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other additional paid-in capital, exceeds 30.0% of our paid-in capital;
•	upon proposal by Management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable. Historically, our shareholders never allocated profits to this reserve;
•	at least 30.0% of net income according to BR GAAP (adjusted by the deductions under the preceding items) for mandatory distribution to our shareholders; and
•	any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95.0% of our paid-in capital.

Our Bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Historically, our shareholders have not allocated amounts to this reserve.

The minimum of 30.0% of our recurring net income according to BR GAAP must be distributed as annual dividends and paid out within 60 days of the Annual Shareholders’ Meeting in which the distribution is approved. However, Brazilian Corporate Law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with our financial condition, in which case the suspension is subject to approval by the shareholders’ meeting. Under Brazilian Corporate Law, the Fiscal Council must prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ meeting. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve must be paid as dividends as soon as our financial situation permits.

208 – Form 20-F 2022 | Bradesco

Preferred shareholders are entitled to receive dividends per share up to an amount 10.0% greater than the dividends per share paid to the common shareholders.

Our Board of Executive Officers, subject to the approval of our Board of Directors, may distribute dividends based on the profits reported in the interim financial statements. The value of the distributed interim dividends may not exceed the value of the capital reserves. Our Board of Executive Officers determines the value of interim dividends to be distributed based on either previously accrued profits or retained earnings.

Under Brazilian law, we must prepare financial statements according to BR GAAP on a quarterly and annual basis, and according to IFRS on an annual basis. Our Board of Executive Officers, with approval of the Board of Directors, may distribute dividends based on the profits reported in interim financial statements. Our Bylaws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Board of Executive Officers bases the amount of the interim dividends on previously accrued or retained earnings.

In the context of the implementation of the requirements of the Basel III Accord in Brazilian banks, CMN Resolution No. 4,958/21 was issued, as amended, determining that the financial institution that is not meeting the additional equity requirements will be subject to suffering restrictions issued by the Central Bank of Brazil, which may include (i) the distribution of dividends and interest on shareholders’ equity and (ii) the payment of dividends and interest on shareholders’ equity. The restrictions applied to each activity mentioned above correspond to the following percentages of the amount to be paid, as follows: (i) 100% if the value considered for the verification of sufficiency of the ACP is less than 25% on the distributions; (ii) 80% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 25% and less than 50% of the distributions; (iii) 60% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 50% and less than 75% on the distributions; and (iv) 40% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 75% and less than 100% on the distributions. We are currently in compliance with all capital requirements.

10.B.10.03 Shareholders’ meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve resolutions provided by law for our protection and development, through voting at an Annual Shareholders’ Meeting.

Our meetings are convened by the publication of call notices in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper, both in the State of São Paulo. The notice, which contains the agenda of the shareholder’s meeting, is published three times, beginning at least 30 calendar days prior to the scheduled meeting date.

The Board of Directors or the shareholders, in some specific situations set forth in the Brazilian Corporate Law, may call our shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact, so long as the attorney-in-fact was appointed within less than a year of the meeting. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution and, for investment funds, the fund manager is responsible for representing quota holders. Shareholders that are legal entities may also be represented by their own legal representatives. The power of attorney given to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

In order for a Shareholders’ Meeting to validly take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting. However, in the case of a shareholders’ meeting to amend our Bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the Board of Directors may call a second meeting by giving at least eight calendar days' notice prior to the scheduled meeting and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second general meeting, subject to the quorum requirements applicable to the first one.

209 – Form 20-F 2022 | Bradesco

In March 2017, we adopted a remote voting system at our Shareholder’s Meetings, in accordance with Article 26 et seq. of CVM Resolution No. 81/22.

10.B.10.04 Voting rights

Each common share entitles its holder to the right of one vote at our shareholders’ meetings. The decisions of a shareholders’ meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and grant them the right to appoint one member to the Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months either: (i) preferred shares representing the minimum of 10.0% of our share capital; or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their common and preferred share classes to elect one member to our Board of Directors.

The Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed, for the term provided for in its bylaws (for a period not exceeding three consecutive fiscal years), to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends is made.

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

Additionally, Brazilian law stipulates that the acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80.0% of the price per share paid for the controlling group. In December 2003, we amended our Bylaws to ensure that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to: (a) 100% of the price per share paid to our controlling shareholders for our non-controlling common shareholders; and (b) 80.0% of the price per share paid for our controlling shareholders for our preferred shareholders.

In the event of our liquidation, our preferred shareholders would have priority over our common shareholders when returning capital. See Item “10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.03 – Liquidation” for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See Item “10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.02 – Right of withdrawal” for more information.

Brazilian law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

210 – Form 20-F 2022 | Bradesco

10.B.10.06 B3’s differentiated corporate governance practices

In 2001, we voluntarily adhered to B3’s “Level 1” Corporate Governance, which establishes special requirements for the Company’s listing and rules for its managers and shareholders, including its controlling shareholders. Companies listed on “Level 1” must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by officers, executives and controlling shareholders and related party transactions, among other things – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Companies listed in this segment must also maintain a minimum free float of 25.0%.

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

The approval of holders of at least one-half of the issued common shares is required for the following actions:

•	reducing the mandatory distribution of dividends;
•	approving a takeover, merger or spin-off;
•	approving our participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships), as defined under the Brazilian Corporate Law;
•	changing our corporate purpose;
•	ceasing our state of liquidation; and
•	approving our dissolution.

Pursuant to Brazilian Corporate Law, holders of common shares, voting at a Shareholders’ Meeting, have the exclusive power to:

•	amend our Bylaws, including changes to the rights of the holders of the common shares;
•	elect or dismiss members of our Board of Directors;
•	receive the annual accounts prepared by our Management and accept or reject management’s financial statements, including the allocation of net income for the payment of the mandatory dividend and allocation to the various reserve accounts;
•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our Bylaws;
211 – Form 20-F 2022 | Bradesco

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of share capital; and
•	approve corporate restructurings, such as takeovers, mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

10.B.20.01 Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be granted at least a 30-day period following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

As described under “10.B.40 Regulations and Restrictions on non-Brazilian Holders”, under the Brazilian Constitution the increase of foreign investors’ participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. As part of this authorization, and after the government had affirmed it as being in its own interest, the Central Bank of Brazil increased the limit of foreign interest in our share capital from 14.0% to 30.0%.

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

The shareholders may not be able to exercise the preemptive rights relating to the shares underlying the ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details, see “Item 3.D. Risk Factors – 3.D.50 Risks relating to our shares and ADSs ”.

10.B.20.02 Right of withdrawal

Brazilian Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

•	by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares), in the event that a Shareholders’ Meeting resolves to:
o	create preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;
212 – Form 20-F 2022 | Bradesco

o	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;
o	create a new class of preferred shares with greater privileges than the existing class of preferred shares; or
•	by the dissenting or non-voting shareholders (including any holder of preferred shares), in the event that an annual shareholders’ meeting resolves to:
o	reduce the mandatory distribution of dividends;
o	change our corporate purpose;
o	transfer all of our shares to another company, making us a wholly-owned subsidiary of such company, known as an incorporação de ações; or
•	by the dissenting or non-voting holder of common shares, in the event that a Shareholders’ Meeting resolves to:
o	acquire control of another company at a price exceeding certain limits set forth in Brazilian Law;
o	merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;
o	participate in a grupo de sociedades as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or
o	spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, a merger of our shares or spin-off, does not become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares which had been adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to calling the shareholders’ meeting, the shareholders’ ownership of shares is based on the date of announcement.

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

10.B.20.03 Liquidation

In the event of our liquidation, our preferred shareholders would be entitled to priority over common shareholders in the return of capital. The amount to which they would be entitled is based on the portion of the share capital represented by the preferred shares, adjusted from time to time to reflect any capital increases or reductions. After all our creditors have been paid, our residual assets would be used to return the amount of capital represented by the preferred shares to the preferred shareholders. Once the preferred shareholders have been fully reimbursed, the common shareholders would be reimbursed on the portion of the share capital represented by the common shares. All our shareholders would participate equally and ratably in any remaining residual assets.

213 – Form 20-F 2022 | Bradesco

10.B.20.04 Redemption

Our Bylaws provide that our shares are not redeemable. However, Brazilian Law authorizes us to redeem minority shareholders’ shares if, after a public tender offer for our delisting, our controlling shareholder increases to more than 95.0% its participation in our total share capital.

10.B.20.05 Conversion rights

Our Bylaws provide that our common shares cannot be converted into preferred shares, nor our preferred shares into common shares.

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

Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank of Brazil pursuant to a foreign investment mechanism regulated by the CMN Resolution No. 4,373/14, as amended, as described under “Item 10.D. Exchange Controls”, the foreign investor must declare the transfer in its electronic registration.

Our shareholders may opt to hold their shares through B3. Shares are added to the B3 system through Brazilian institutions, which have clearing accounts with B3. Our shareholder registry indicates which shares are listed on the B3 system. Each participating shareholder is in turn registered as beneficial shareholders maintained by the B3 and is treated in the same manner as our registered shareholders.

10.B.30 Brazilian rules related to information disclosure

In 2021, through CVM Resolution No. 44/21, later amended by CVM Resolution No. 60/21, the CVM determined regulations regarding the disclosure of information to the market. These regulations include provisions which:

•	determine what information must be filed with the CVM in the form of a notice to the shareholders or a material fact (fato relevante). The material fact includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;
•	expand the list of events that may be considered material, including, among others:
o	execution of an agreement for the transfer of the shareholding control of the company, even under a suspensive or resolutive condition;
o	change in the control of the company, including through the signing, amendment or termination of the shareholders’ agreement;
214 – Form 20-F 2022 | Bradesco

o	the signature, amendment or termination of shareholders’ agreements to which the company is a party, or which have been registered in our records;
o	the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;
o	any authorization to trade our securities in any market, national or abroad;
o	a decision upon deregistration of a publicly held company;
o	the merger, consolidation or spin-off of a company or its affiliates;
o	the change or dissolution of the company;
o	the change in the composition of a company’s share capital;
o	the change in accounting criteria;
o	the debt renegotiation;
o	approval of a stock option plan to purchase shares;
o	the change in rights and advantages attached to the securities of a company;
o	split or reverse split of shares or attribution of bonus;
o	the acquisition of a company’s shares to keep in treasury or cancellation, and their sale;
o	the company’s profit or loss and the allocation of its cash dividends;
o	the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public’s knowledge;
o	the approval, change or abandonment of a project or delay in its implementation;
o	inception, resumption or stoppage of the manufacturing or commercialization of product or the provision of service;
o	discovery, change or development of technology or resources of the company;
o	change of projections disclosed by the company; and
o	agreement with creditors, request or confession of bankruptcy or filing of a legal action that might affect the economic and financial situation of the company.
•	extend, in the event our executive officer in charge of investor relations does not make required disclosure, the responsibility to make the required disclosure to our controlling shareholders, our management, the members of our Fiscal Council and to any member of a technical or consulting body created by our Bylaws;
•	extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our Bylaws and our employees in charge of the issues considered material fact;
•	forcing the Investor Relations Officer to provide clarifications on the disclosure of material act or fact by request of the CVM or the stock market, at any moment;
•	disclose the information contained in material facts in all markets where our securities are traded;
•	disclose any intention to delist the company within the period of one year if we acquire a controlling participation in a company that has its securities traded on a market;
•	extend the rules regarding disclosure requirements related to the acquisition and sale of a relevant shareholding, or the acquisition and sale of our securities by our managing shareholders, members of our Fiscal Council or any member of a technical or consulting body created by our Bylaws; and
215 – Form 20-F 2022 | Bradesco

•	before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our Board of Directors, Fiscal Council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

In July 2022, the CVM edited Resolution No. 162/22, which changed part of the wording of one-off and specific articles of CVM Resolution No. 60/21.

On April 27, 2017, the CMN issued Resolution No. 4,567/17, replaced by Resolution No. 4,859/20, which entered into force on December 1, 2020, requiring that financial institutions and other entities authorized to operate by the Central Bank of Brazil inform the CMN of any situation that may affect the reputation of its: (i) controllers and qualified shareholders; and (ii) members of statutory and contractual entities.

In accordance with the existing regulations, the Central Bank of Brazil considers that the following situations would compromise the reputation of such people: (i) criminal proceedings or police inquiry to which people or any company are responding, in which they are or were, at the time of the facts, controllers or managers; (ii) administrative or judicial proceedings related to the SFN; and/or (iii) other situations, occurrences or similar circumstances that the Central Bank of Brazil may consider relevant.

According to this rule, the Brazilian financial institution has 10 working days from the date it becomes aware of the situation to communicate the fact to the Central Bank of Brazil.

10.B.30.01 Disclosure of periodic information

Periodic disclosure of information by companies that have their securities traded on the Brazilian market is currently regulated by CVM Resolution No. 81/21, as amended, replacing CVM Instruction No. 480/09. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a “Form 20-F”, providing several detailed aspects of the company’s operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved, as well as the management’s responsibility for the information provided and regarding environmental, social and corporate governance aspects, in addition to the simplification and rationalization of the information that is required. As a result, the quantity and quality of information provided to the Brazilian market and to the CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier. Furthermore, on September 20, 2022, the CVM enacted Resolution No. 168/22, which amended articles about plural voting and election and tenure of managers positions, present in CVM Resolutions No. 59/21 and No. 80/22.

In May 2020, the CMN amended Resolution No. 4,818/20, which entered into force on January 1, 2021, consolidating the general criteria to the preparation and disclosure of individual and consolidated financial statements by financial institutions.

10.B.30.02 Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its Board of Directors or, in its absence, by its Board of Executive Officers, for the disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of RE. In February 2019, the Central Bank of Brazil issued Circular No. 3,930/19, which amends the current rules on the disclosure of such information to the public and provides for the current standards on disclosure in the Pillar 3 Report, which is available on our Investor Relations website. In December 2020, Circular No. 3,930/19 was replaced by BCB Resolution No. 54/20, which consolidated the rules governing the requirements of disclosure of prudential information by institutions of the National Financial System through the Pillar 3 Report. This resolution does not change the substance of the previous rule, and its edition is the result of the process of review and consolidation of the regulatory acts of the Central Bank of Brazil.

216 – Form 20-F 2022 | Bradesco

10.B.30.03 Disclosure of shareholder ownership

Brazilian regulations require that any person, or group of persons representing the same interest, who has directly or indirectly acquired an interest corresponding to 5.0% of any type or class of shares of a publicly-traded company, must disclose their share ownership to the CVM and to Brazilian stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease of 5.0% or more in ownership of any type or class of shares must be similarly disclosed.

10.B.40 Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of preferred share ADSs, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the authorization of the Central Bank of Brazil for the ADR program for common shares in the U.S. market, foreigners can hold up to 30.0% of our total common shares.

The ability to convert dividend payments and proceeds from the sale of our shares or preemptive rights into foreign currency and to remit such amounts abroad from Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. Nonetheless, any non-Brazilian holder who registers with the CVM, in accordance with CMN Resolution No. 4,373/14 and the subsequent Resolutions that amended it, may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction. These rules are applicable both to common and preferred shareholders.

Our ADR program is duly registered with the Central Bank of Brazil.

Our Bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise related rights.

10.B.40.01 Rights of the holders of our ADSs

Holders of our ADSs are not treated as shareholders and do not have the same rights that our shareholders have. The depositary bank will hold the preferred shares and common shares that underlie the ADSs through a custodian in accordance with the provisions of the Deposit Agreements. The rights of our ADS holders are governed by the Deposit Agreements, which are New York law governed contracts. In contrast, the rights of our shareholders are provided for by Brazilian law.

Holders of our ADSs will receive notifications and voting instructions in relation to any meetings only if we authorize and direct the depositary bank to distribute such information to the holders. If we do not provide that authorization and direction to the depositary bank, holders of ADSs will not be able to vote at our meetings, unless they surrender their ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement. If we authorize and direct the depositary bank to distribute voting instructions to our ADS holders, such holders may instruct the depositary bank to vote in accordance with the number of shares represented by their ADSs. See “Item 3.D – Risk Factors – 3.D.50 Risks relating to our shares and ADSs ” – 3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give to such holders”.

217 – Form 20-F 2022 | Bradesco

10.C. Material contracts

Not applicable.

10.D. Exchange controls

The Central Bank of Brazil may place temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends and on the repatriation of capital, if there is a significant imbalance in Brazil’s balance of payments, or one is expected. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when, for approximately six months in 1989 and early 1990, the government suspended all remittances abroad of dividends and invested capital. The Central Bank of Brazil subsequently released these amounts for remittance abroad in accordance with specific guidelines. The government may take similar measures in the future.

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified under the terms of CMN Resolution No. 4,373/14, as amended. To qualify under this Resolution, a non-Brazilian holder must:

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

CMN Resolution No. 4,373/14 stated that securities held by non-Brazilian should be maintained under custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, under this resolution, securities trading is restricted to transactions on Brazilian stock exchanges or qualified over-the-counter markets. Under CMN Resolution No. 4,852/20, which amended CMN Resolution No. 4,373/14, the CVM may waive the foreign investor physical person from the obligation of registering with the CVM. Also, through the amendments provided for by CMN Resolution No. 4,852/20, the individual non-resident investors are also exempted from the obligation of depositing securities with a custodian authorized by the CVM, so that these investors can follow the same rules applicable to investors resident in respect of custody services.

Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian Constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as mentioned above under “10.B.40 Regulations and Restrictions on non-Brazilian holders”. Registration allows investors to remit foreign currency abroad when the funds are distributions on registered shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the forex market rate.

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
218 – Form 20-F 2022 | Bradesco

Holders that do not comply with the rules previously described may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank of Brazil. Holders that do not comply with these rules may also be subject to monetary penalties.

10.E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences regarding the acquisition, ownership and disposal of our shares and ADSs. However, it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our shares and/or ADSs. Accordingly, prospective purchasers of our shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposal of our shares and/or ADSs.

This summary is based upon the tax laws of Brazil and the United States in effect on the date hereof, which are subject to change.

Currently, there is no income tax treaty to avoid double taxation between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian tax authority assures to residents in Brazil the right to deduct from income tax due the amount of tax levied on income that has already been paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be provided regarding the possibility of a treaty of this kind, nor how it will affect the U.S. holders of our shares or ADSs. Accordingly, prospective holders of our shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposal of shares or ADSs in their particular circumstances.

10.E.10 Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposal of our shares or ADSs by a holder not residing in Brazil.

10.E.10.01 Taxation of dividends

Dividends related to our shares paid to the holders of ADSs or to an investor who is a non-resident in Brazil, are not subject to Brazilian withholding income tax, provided that these dividends are paid from the profits generated as of January 1, 1996. Dividends paid from profits before January 1, 1996 may be withheld at the variable rates, according to the legislation applicable at the time.

Law No. 11,638/07 significantly changed the Brazilian Corporate Law, with the objective of more closely aligning BR GAAP with IFRS, producing effects from January 1, 2008. Predicting that the new accounting rules could conflict with the provisions of the tax law, Law No. 11,941/09, the Transition Tax System (RTT) was instituted. In general, under the implementation of the RTT, the changes promoted by the IFRS to modify the criterion of recognition of revenues, costs and expenses, would have no tax effects.

In this sense, profits recorded in line with the rules laid down by Law No. 11,638/07 (IFRS Profits) may be different for profits calculated following the accounting methods and criteria in force on December 31, 2007 (2007 Profits).

Although market practice is for the distribution of dividends which are calculated using the IFRS Profits to be exempt from taxes, the Brazilian tax authorities, through Normative Instruction No. 1,397/13, understand that companies should consider the 2007 Profits as the basis for determining the amount of profit exempt from taxes that could be distributed to the beneficiaries.

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

219 – Form 20-F 2022 | Bradesco

As a way to mitigate that issue, Law No. 12,973/14, in addition to revoking the RTT, made significant changes to federal tax law, including in relation to Excess Dividends. Following the changes introduced by Law No. 12,973/14, it was confirmed that Excess Dividends would be exempt with respect to profits made between 2008 and 2013. Since 2015, this discussion has no longer been relevant, as the differences relating to the previous accounting treatment have become irrelevant. Potential discussions remain, however, with regard to dividends paid from profits ascertained in the calendar year 2014, unless the company has voluntarily opted for the application of the provisions laid down in Law No. 12,973/14, since January 1, 2014.

Currently, certain income tax reform projects are currently under discussion at the National Congress. Among these projects, Bill No. 2,337/21, approved by the Chamber of Deputies, provides for the taxation of dividends at the rate of 15% of the income tax. The basic text was approved by the Chamber of Deputies but is still awaiting consideration by the Federal Senate.

The dividend taxation was one of the main tax matters discussed in the 2022 presidential elections. It is expected that the National Congress will continue analyzing the matter in 2023. Considering that this is a controversial issue, it is not possible to anticipate whether or not a bill that provides for taxation on the distribution of dividends will be approved.

10.E.10.02 Taxation of gains

In accordance with Law No. 10,833/03, the gains earned as a result of the divestiture of assets located in Brazil by an investor non-resident in Brazil are subject to Brazilian taxation, regardless of the fact that the divestiture is performed to another non-resident or to a resident in Brazil.

In this sense, in the case of divestiture of our shares, which are regarded as Brazilian assets, the investor non-resident in Brazil shall be subject to income tax on the capital gain ascertained in accordance with the rules described in the following paragraphs, regardless of the operation being, or not, carried out in Brazil or abroad, or with a resident or non-resident in Brazil.

In relation to the ADSs, despite the subject not being ruled upon in Brazil, it is possible to argue that gains recorded by an investor non-resident in Brazil in the divestiture of these assets to another non-resident, should not be subject to taxation in Brazil. Such arguments would be based on the understanding that the ADSs do not represent Brazilian assets for purposes of the application of Law No. 10,833/03, because they represent securities issued and traded on stock exchanges abroad.

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

The deposit of our shares in exchange for ADSs may be subject to income tax, in the event of any capital gain ascertained by an investor non-resident in Brazil. There may be a capital gain if the cost of acquisition of our shares is less than the average price. In this case, the difference between the average price of our shares and the corresponding acquisition cost can be considered a capital gain. The withdrawal of ADSs in exchange for shares, should not, in principle, be understood as an operation liable to result in capital gain subject to income tax, provided that the regulatory rules in relation to the registration of the investment before the Central Bank of Brazil are appropriately observed.

The gains earned in the divestiture of shares through a trading session on the Brazilian stock exchange are:

•	exempt from income tax when earned by an investor non-resident in Brazil that: (i) is an Investor 4,373, not resident in a location considered as a tax haven; or
220 – Form 20-F 2022 | Bradesco

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

Other gains earned on the divestiture of shares that are not carried out on Brazilian stock exchanges are subject to income tax at progressive rates that vary from 15.0% to 22.5% as detailed below, except for residents in locations considered tax havens, which, in this case, are subject to income tax at a rate of 25.0%. With regard to gains earned on the disposal of shares by an Investor 4,373 not resident in a place considered as a tax haven, which are not carried out on the Brazilian stock exchange, there is an understanding that the income tax rate of 15% applies, and not progressive rates ranging from 15.0% to 22.5% (given different interpretations, possible stock buyers and ADSs should consult their own tax consultants on this matter).

For Investors 4,373, resident and domiciled in a location considered a tax haven, if the gains arise out of transactions carried out in the non-organized Brazilian over-the-counter market with mediation, the withholding of 0.005% on the value of the sale will be applicable and can be compensated with possible income tax due on the capital gain.

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

10.E.10.03 Interest on shareholders’ equity (JCP)

Brazilian legislation allows a Brazilian company, instead of distributing dividends, to perform a distribution of interest on shareholders’ equity to its own shareholders, treating such values as deductible in calculating the actual profit and in the calculation base of the Social Contribution. For taxation purposes, the interest on shareholders’ equity is limited to the daily variation pro rata of the Long-term Interest Rate (TJLP), as the subsequent determinations of the Central Bank of Brazil and may not exceed the higher of the following values:

•	50% of the net income (after deduction of the Social Contribution, however before considering the provision related to the Corporate Income Tax and the amount attributable to the shareholders as JCP) established in the period in which the payment is carried out; and
221 – Form 20-F 2022 | Bradesco

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

Note that, currently, some income tax reform projects are currently under discussion in the National Congress. Among these projects, Bill No. 2,337/21 was approved by the Chamber of Deputies and provides for the extinction of the JCP. The basic text was approved by the Chamber of Deputies and is still awaiting consideration by the Federal Senate. Considering the uncertainties about the approval of the tax reform, as well as its final wording, it is not possible to foresee future tax impacts applicable to the JCP.

10.E.10.04 Tax haven (JTF)

According to Law No. 9,430/96 and subsequent amendments, a tax haven is a country or location that (i) does not tax income; (ii) taxes income at an effective rate lower than 20.0% or 17.0%; or (iii) imposes restrictions on the disclosure of the corporate structure of legal entities or their ownership.

The Brazilian tax authorities published NI No. 1,037/10, listing: (i) countries or jurisdictions considered as tax havens or whose internal legislation opposes confidentiality related to the corporate composition of legal entities or their ownership; and (ii) tax schemes considered privileged, whose definition is contained in Law No. 11,727/08.

In December 2014, RFB published Ordinance No. 488/14, reducing the concept of JTF for localities that tax income at a maximum rate of less than 17.0% for countries or regimes aligned with international standards of fiscal transparency as established by the Brazilian tax authorities. However, Ordinance No. 488/14 is not applicable to foreign investors, whose investments in Brazil are in accordance with CMN Resolution No. 4,373/14.

Despite our understanding that a better interpretation of the legislation currently in force leads to the conclusion that the concept of the privileged tax scheme, mentioned above, would be applicable only for purposes of Brazilian rules of transfer and undercapitalized pricing, we cannot assure that further legislation, or even interpretations by the tax authorities, will determine the application of the concept of the privileged tax scheme, established in Law No. 11,727/08 will also apply for non-resident investors in Brazil in the payment of JCP.

This way, it is recommended that private tax advisors are consulted regarding the consequences of the rules laid down in Law No. 11,727/08, NI No. 1,037/10 and Ordinance No. 488/14, if the tax authorities determine the application of the concept of the privileged tax regime.

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

222 – Form 20-F 2022 | Bradesco

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

10.E.10.07 Other federal Brazilian taxes

There are no federal Brazilian taxes on inheritance, gift or succession applicable to the ownership, transfer or disposal of preferred shares or ADSs by an investor non-resident in Brazil. Gift and inheritance taxes, however, can be levied by some states in Brazil on inheritances bestowed or gifts made by investors non-resident in Brazil to individuals or entities residing or domiciled within such states in Brazil. However, the Federal Supreme Court, in the trial of Extraordinary Appeal No. 851,108/SP, decided that the collection of the ITCMD in these cases is forbidden, before editing Complementary Law regulating the matter, modulating the effects of the decision for operations carried out from April 20, 2021. There are no Brazilian taxes on stamps, issue, registration or similar by investors holding our shares or ADSs.

10.E.10.08 Registered capital

Amounts invested in securities by a holder not residing in Brazil who: (i) qualifies for benefits under CMN Resolution No. 4,373/14 and who registers with the CVM; or (ii) holds ADSs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank of Brazil. In the case of ADSs, since the shareholder on record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

10.E.10.09 U.S. federal income tax considerations

The statements regarding U.S. tax law set forth below are based on U.S. laws in force on the date of this annual report and changes to such laws subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of the shares and ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of the shares and ADSs. This summary applies only to purchasers of the shares and ADSs who will hold the shares and ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more, directly or by attribution, of our shares by vote or value (taking into account shares held directly, through depositary arrangements or through attribution), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in the shares or ADSs on a mark-to-market basis, and persons holding the shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult their own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in the shares or ADSs.

223 – Form 20-F 2022 | Bradesco

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are listed. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of the shares or ADSs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and the shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

224 – Form 20-F 2022 | Bradesco

Distributions out of earnings and profits with respect to the shares and ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately from other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for the purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. Recent changes to the foreign tax credit rules introduced additional requirements and limitations that may impact the creditability of such taxes. If Brazilian withholding tax is not creditable or a U.S. holder elects not to take a foreign tax credit for any taxes in a given tax year, it is possible that such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

10.E.10.09-02 Taxation of capital gains

Upon the sale or other disposition of a share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the shares or ADSs and the U.S. holder’s tax basis in the shares or ADSs. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of shares or ADSs generally will be treated as U.S. source income. If Brazilian tax is imposed on such gain, the U.S. holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations. U.S. holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

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

225 – Form 20-F 2022 | Bradesco

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is represented by the possibility of financial losses due to the variation in prices and interest rates of our financial assets, since asset and liability portfolios may have mismatches of amounts, periods, currencies and indexes. We are exposed to market risk, both in our trading and banking portfolios. The main market risks of our portfolios are interest rate risk and foreign exchange risk.

We use stress methodologies such as sensitivity analysis, Economic Value of Equity (EVE), Net Interest Income (NII) and Value at Risk (VaR), among others, for evaluating our market risk.

226 – Form 20-F 2022 | Bradesco

➢	Interest rate risk

Interest rate risk arises as a result of timing differences on the repricing of assets and liabilities, unexpected changes in the slope and shape of yield curves, base risk and changes in the correlation of interest rates between different financial instruments/indexes. We are exposed to the risk of interest rate movements when there is a mismatch between fixed rates and market interest rates. For a discussion of our management of interest rate sensitivity, see “Item 5.B. Liquidity and Capital Resource – 5.B.70 Interest rate sensitivity”.

➢	Exchange risk

Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in, or indexed to, currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. For a discussion of our management of exchange rate sensitivity, see “Item 5.B. Liquidity and Capital Resource – 5.B.80 Foreign exchange rate sensitivity”.

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

Risk Factor	Market as of December 31, 2022	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/ US$”	5.29	5.34	6.61	7.94
1-year fixed rate in reais	13.4%	13.4%	16.8%	20.1%

Shocks were also applied to other risk factors and terms of the interest curves. It is worth noting that during the fourth quarter of 2022, the largest depreciation of the real against the U.S. dollar was 8.52% (increased from R$/US$5.025, on November 4, 2022 to R$/US$ 5.453, on November 17, 2022), which is below the 25% and 50% shock scenarios.

227 – Form 20-F 2022 | Bradesco

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	As of December 31, 2022	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(7,204)	(2,730,345)	(5,582,444)
Price indexes	Exposure subject to variations in price index coupon rates	(20,236)	(2,290,418)	(4,152,134)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,134)	(135,476)	(259,477)
Foreign currency	Exposure subject to exchange rate variations	8,450	211,248	422,496
Equities	Exposure subject to variation in stock prices	(33,013)	(825,318)	(1,650,636)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	943	(47,166)	(94,368)
Other	Exposure not eligible in the previous definitions	(158)	(1,432)	(2,862)
Total without considering correlation		(52,352)	(5,818,907)	(11,319,425)

(1) Amounts net of tax effects.

Banking portfolio	As of December 31, 2022	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(7,141)	(2,709,287)	(5,541,159)
Price indexes	Exposure subject to variations in price index coupon rates	(17,107)	(2,238,501)	(4,041,280)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,132)	(135,137)	(258,806)
Foreign currency	Exposure subject to exchange rate variations	7,650	191,248	382,496
Equities	Exposure subject to variation in stock prices	(32,882)	(822,061)	(1,644,123)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	901	(51,108)	(102,112)
Other	Exposure not eligible in the previous definitions	(23)	(566)	(1,132)
Total without considering correlation		(49,734)	(5,765,412)	(11,206,117)

(1) Amounts net of tax effects.

Trading Portfolio	As of December 31, 2022	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(63)	(21,058)	(41,285)
Price indexes	Exposure subject to variations in price index coupon rates	(3,129)	(51,918)	(110,853)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(339)	(670)
Foreign currency	Exposure subject to exchange rate variations	800	20,000	40,000
Equities	Exposure subject to variation in stock prices	(130)	(3,256)	(6,512)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	42	3,942	7,744
Other		(135)	(866)	(1,730)
Total without considering correlation		(2,618)	(53,495)	(113,308)

(1) Amounts net of tax effects.

➢	Value at Risk (VaR)

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99.0% confidence level, and the time horizon applied includes the number of days required to undo the existing exposures. Additionally, for the measurement of all risk factors of the options portfolio, the historic simulation models and Delta-Gamma-Vega are applied, whichever is the most conservative of the two, whereby this risk of options is added to the VaR of the portfolio.

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

228 – Form 20-F 2022 | Bradesco

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

In 2022, the daily results, both from hypothetical and effective points of view, exceeded the respective VaR with a confidence level of 99.0% once only in the hypothetical view. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), the deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model”, that is, the volatility was significantly higher than expected and/or the correlations differed from those presumed by the model.

In 2022, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$44.2 million and R$4.5 million, both in the first quarter. The tables below show the value at risk, according to the methodology of the VaR.

	2022 - R$ in thousands
	1st Quarter			On March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	11,676	3,639	28,221	9,263
Exchange coupon	44	11	358	35
Foreign currency	1,724	159	4,916	1,180
Equities	7,962	1,062	30,200	10,678
Sovereign risk	6,206	2,329	19,124	2,341
Other	-	-	-	-
Total VaR	11,322	4,524	44,155	13,958

	2022 - R$ in thousands
	2nd Quarter			On June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	7,311	3,810	12,927	10,487
Exchange coupon	50	16	123	40
Foreign currency	2,632	746	5,956	4,358
Equities	4,823	881	11,201	3,186
Sovereign risk	8,273	2,229	24,415	10,320
Other	-	-	-	-
Total VaR	11,322	5,314	13,635	11,053

	2022 - R$ in thousands
	3rd Quarter			On September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	14,336	3,439	28,119	10,962
Exchange coupon	72	-	121	71
Foreign currency	2,992	736	6,985	2,471
Equities	2,537	854	4,642	2,198
Sovereign risk	6,383	2,821	14,545	5,621
Other	-	-	-	-
Total VaR	11,322	7,284	23,265	9,677
229 – Form 20-F 2022 | Bradesco

	2022 - R$ in thousands
	4th Quarter			On December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	8,183	3,809	14,586	5,266
Exchange coupon	98	36	197	38
Foreign currency	2,477	676	5,951	1,854
Equities	6,135	1,658	21,650	1,964
Sovereign risk	3,763	1,391	7,509	3,524
Other	-	-	-	-
Total VaR	11,322	4,661	16,355	5,694

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2022:

Value at Risk (R$ in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual Average
Up to R$20	74.6%	100.0%	97.3%	100.0%	92.6%
Over R$20 up to R$30	9.5%	-	2.7%	-	3.3%
Over R$30 up to R$40	9.5%	-	-	-	2.5%
Over R$40 up to R$50	6.3%	-	-	-	1.6%
Over R$50	-	-	-	-	-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our ADRs (preferred and common) may be obliged to pay to our depositary bank, The Bank of New York Mellon (BNYM).

230 – Form 20-F 2022 | Bradesco

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

From January 1 to December 31, 2022, we received from our depositary bank the amount of US$16.1 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

➢	Disclosure controls and procedures

As of December 31, 2022, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and disclosure controls and procedures offer reasonable, but not absolute, security in relation to its control objectives and, therefore, may not prevent or detect errors or fraud completely.

Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act of the SEC is recorded, processed, summarized and disclosed within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

231 – Form 20-F 2022 | Bradesco

➢	Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of US SEC. Our internal control procedure was designed to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, according to IFRS as issued by the IASB. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our Management assessed the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2022, based upon the 2013 framework Integrated Internal Control Structure established by the “Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that our internal controls related to the financial statements were effective in relation to the goals.

The effectiveness of our internal control over financial reporting, as of December 31, 2022, has been audited by KPMG Auditores Independentes Ltda., a PCAOB – registered independent public accounting firm, as stated in their report beginning on page F-3 of “Item 18. Financial Statements”.

➢	Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes Ltda., our PCAOB – registered independent public accounting firm, dated April 27, 2023, on the effectiveness of the internal control over financial reporting as of December 31, 2022, see “Item 18. Financial Statements”, starting at page F-3.

➢	Changes in internal control over financial reporting

We performed reviews and improvements to certain controls over financial reporting related to the process of granting and revoking access during the 2022 financial year. Except for these improvements, there have been no changes in our internal control over financial reporting (as defined in Articles 13a-15(f) and 15d-15(f) under the “Securities Exchange Act of 1934” of the SEC), that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting that occurred during the year ended December 31, 2022.

ITEM 16. [RESERVED]

16.A. Qualified Member of the Audit Committee

We designated Mr. Amaro Luiz de Oliveira Gomes as a Qualified Member of the Audit Committee, who is an independent member. For more information regarding our Audit Committee, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees – Audit Committee”.

16.B. Code of Ethical Conduct

We have adopted a Code of Ethical Conduct and Sectorial Codes of Ethical Conduct, which guide the personal and professional conduct of all our managers, employees, interns, apprentices, suppliers, business partners and service providers. Our Codes of Ethical Conduct are available on our Bradesco Investor Relations (Bradesco RI) website.

232 – Form 20-F 2022 | Bradesco

16.C. Principal Accountant Fees and Services

16.C.10 Audit and non-audit fees

The following table sets forth the fees paid in 2022 and 2021 to KPMG Auditores Independentes Ltda.

As of and for the year ended December 31,	R$ in thousands
	2022	2021
Audit fees	51,796	49,123
Audit-related fees	2,622	632
Other fees	4,090	2,208
Total fees	58,508	51,963

They refer of:

•	Audit Fees: fees for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements;
•	Audit-related Fees: accounting review of tax returns, actuarial audit and other related services; and
•	Other Fees: issuance of due diligence, for assurance, technical consultancy and other agreed upon procedures reports.

16.C.20 Audit Committee pre-approval policies and procedures

The Audit Committee recommends to the Board of Directors, the entity to be hired to provide us and our subsidiaries with independent audit services, as well as their compensation and replacement. The guidelines for such engagement are set out in the Independent Audit Company Hiring Policy, which is in line with Brazilian legislation and available on the Bradesco Investor Relations (Bradesco RI) website. For more information regarding our Board of Directors and Audit Committee, see “Item 6.C. Board Practices”.

16.D. Exemptions from the listing standards for Audit Committees

Under the NYSE and the SEC listed-company audit committee rules, effective July 31, 2006, we must comply with Exchange Act Rule 10A-3, which requires us to either establish an Audit Committee composed of members of the Board of Directors that meets specified requirements or designate and empower a Fiscal Council or similar body to perform the role of an Audit Committee based on the exemption in Exchange Act Rule 10A-3(c)(3).

Pursuant to Central Bank of Brazil regulations, we have established a body denominated Audit Committee, which performs nearly all of the functions of an Audit Committee of a U.S. company. Of the four members of our Audit Committee, one member is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the Board of Directors. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for the purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to, and performs the functions of, an audit committee of the Board of Directors of a U.S. company. Since our Audit Committee is not a committee of our Board of Directors, but a separate body, as required under Brazilian law, we believe that our Audit Committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, based on the exemption set forth in Exchange Act Rule 10A-3(c)(3) the Audit Committee is a separate body from our Board of Directors and in accordance with Central Bank of Brazil regulations, we believe that our Audit Committee is able to act independently in performing the responsibilities of an Audit Committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

233 – Form 20-F 2022 | Bradesco

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the “Profit Reserves – Statutory Reserve” account. This program authorizes the acquisition of up to 106,584,880 nominative book-keeping shares, with no par value, whereby 53,413,506 are common shares and 53,171,375 are preferred shares; and it is effective from May 06, 2022 to November 06, 2023.

Acquisitions of preferred and common shares for treasury are in the tables below:

Period	Quantity of ordinary shares bought	Medium value paid by ordinary share	Quantity of ordinary shares bought under published plans or programs	Quantity of ordinary shares that can be bought under published plans or programs
03/01 to 31/01/22	-	-	-	31,211,892
01/02 to 28/02/22	-	-	-	31,211,892
01/03 to 31/03/22	-	-	-	31,211,892
01/04 to 29/04/22	-	-	-	31,211,892
02/05 to 31/05/22	-	-	-	53,413,506
01/06 to 30/06/22	-	-	-	53,413,506
01/07 to 29/07/22	-	-	-	53,413,506
01/08 to 31/08/22	-	-	-	53,413,506
01/09 to 30/09/22	-	-	-	53,413,506
03/10 to 31/10/22	-	-	-	53,413,506
01/11 to 30/11/22	-	-	-	53,413,506
01/12 to 30/12/22	8,089,200	12.91	8,089,200	45,324,306

Period	Quantity of preference shares bought	Medium value paid by preference share	Quantity of preference shares bought under published plans or programs	Quantity of preference shares that can be bought under published plans or programs
03/01 to 31/01/22	-	-	-	36,433,903
01/02 to 28/02/22	-	-	-	36,433,903
01/03 to 31/03/22	-	-	-	36,433,903
01/04 to 29/04/22	-	-	-	36,433,903
02/05 to 31/05/22	-	-	-	53,171,375
01/06 to 30/06/22	-	-	-	53,171,375
01/07 to 29/07/22	-	-	-	53,171,375
01/08 to 31/08/22	-	-	-	53,171,375
01/09 to 30/09/22	-	-	-	53,171,375
03/10 to 31/10/22	-	-	-	53,171,375
01/11 to 30/11/22	-	-	-	53,171,375
01/12 to 30/12/22	8,228,600	14.58	8,228,600	44,942,775

16.F. Change in Registrant’s Certifying Accountant

Not applicable.

16.G. Corporate Governance

In May 2006, our Board of Directors approved our “Corporate Governance Policy”, which is available on the Bradesco Investor Relations website.

234 – Form 20-F 2022 | Bradesco

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
235 – Form 20-F 2022 | Bradesco

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
236 – Form 20-F 2022 | Bradesco

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
237 – Form 20-F 2022 | Bradesco

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

In addition, we have adopted an Integrity Program whose objective is to curb inappropriate conduct of Managers, Employees, Interns, Apprentices and Associates, both in Brazil and Abroad. We post any modifications or waivers to either Codes of Ethical Conduct on Bradesco Investor Relations website.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-3 to F-143.

238 – Form 20-F 2022 | Bradesco

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

239 – Form 20-F 2022 | Bradesco

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Octavio de Lazari Junior
Octavio de Lazari Junior Chief Executive Officer

/s/ Cassiano Ricardo Scarpelli
Cassiano Ricardo Scarpelli Chief Financial Officer

Date: April 27, 2023.

240 – Form 20-F 2022 | Bradesco

Consolidated Financial Statements

In accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

2022

bradesco

Consolidated Financial Statements in IFRS | Table of Contents

Consolidated Financial Statements in IFRS | Consolidated Statements of Financial Position

	R$ thousands
	Note	On December 31, 2022	On December 31, 2021
Assets
Cash and balances with banks	5	122,521,755	108,601,632
Financial assets at fair value through profit or loss	6a	301,899,028	336,560,965
Financial assets at fair value through other comprehensive income	8	215,588,278	193,516,537
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for expected losses	10	122,488,329	83,426,816
- Loans and advances to customers, net of provision for expected losses	11	608,404,633	573,032,622
- Securities, net of provision for expected losses	9	211,611,074	178,819,275
- Other financial assets	16	65,705,559	64,411,451
Non-current assets held for sale	12	1,236,931	1,196,272
Investments in associates and joint ventures	13	8,970,513	7,557,566
Property and equipment	14	11,971,122	13,513,105
Intangible assets and goodwill	15	18,799,813	14,911,007
Current income and other tax assets		14,440,840	13,286,829
Deferred tax assets	37c	85,068,043	78,743,461
Other assets	16	10,909,757	7,994,655
Total assets		1,799,615,675	1,675,572,193

Liabilities
Liabilities at amortized cost
- Deposits from banks	17	281,948,038	279,009,280
- Deposits from customers	18	590,682,206	569,726,250
- Securities issued	19	222,257,328	166,228,542
- Subordinated debts	20	52,241,332	54,451,077
- Other financial liabilities	23	92,556,433	86,407,304
Financial liabilities at fair value through profit or loss	6c	13,341,324	14,265,283
Other financial instruments with credit risk exposure
- Loan Commitments	11	2,997,091	3,315,190
- Financial guarantees	11	1,768,949	2,066,167
Technical provisions for insurance and pension plans	21	316,155,117	286,386,634
Other provisions		22,647,973	25,536,619
Current income tax liabilities		1,593,037	2,059,223
Deferred tax liabilities	37c	1,633,292	208,035
Other liabilities	23	41,052,291	35,683,882
Total liabilities		1,640,874,411	1,525,343,486

Equity	25
Capital		87,100,000	83,100,000
Treasury shares		(224,377)	(666,702)
Capital reserves		35,973	35,973
Profit reserves		73,143,422	67,250,114
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		(3,104,199)	(1,005,569)
Retained earnings		1,244,043	992,525
Equity attributable to shareholders of the parent		158,265,358	149,776,837
Non-controlling shareholders		475,906	451,870
Total equity		158,741,264	150,228,707
Total equity and liabilities		1,799,615,675	1,675,572,193

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Income

	R$ thousands
	Note	Years ended December 31
		2022	2021	2020
Interest and similar income		200,613,185	138,223,346	119,743,371
Interest and similar expenses		(131,311,254)	(55,121,323)	(48,575,687)
Net interest income	27	69,301,931	83,102,023	71,167,684
Fee and commission income	28	27,134,207	26,033,007	24,936,454
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	819,355	(11,272,790)	(18,586,403)
Net gains/(losses) on financial assets at fair value through other comprehensive income		2,663,816	(1,081,393)	(1,716,879)
Net gains/(losses) on foreign currency transactions		1,816,918	(425,732)	(1,010,972)
Gross profit from insurance and pension plans	32	7,264,883	6,073,461	7,578,707
- Insurance and pension income		88,974,993	76,221,161	68,410,501
- Insurance and pension expenses		(81,710,110)	(70,147,700)	(60,831,794)
Other operating income		12,564,972	(6,706,454)	(13,735,547)
Expected loss on loans and advances	11	(26,365,671)	(9,358,234)	(18,711,841)
Expected loss on other financial assets	8 and 9	2,579,233	(255,975)	(833,434)
Personnel expenses	33	(21,683,356)	(20,013,692)	(18,965,477)
Other administrative expenses	34	(17,510,519)	(15,993,155)	(15,484,126)
Depreciation and amortization	35	(5,663,220)	(5,772,900)	(5,921,030)
Other operating income/(expenses)	36	(17,503,554)	(18,603,757)	(18,822,246)
Other operating expense		(86,147,087)	(69,997,713)	(78,738,154)
Income before income taxes and share of profit of associates and joint ventures		22,854,023	32,430,863	3,630,437
Share of profit of associates and joint ventures	13	1,355,926	421,504	444,858
Income before income taxes		24,209,949	32,852,367	4,075,295
Income taxes	37	(2,992,753)	(9,471,563)	11,958,666
Net income		21,217,196	23,380,804	16,033,961

Attributable to shareholders:
Shareholders of the parent		20,983,690	23,172,322	15,836,862
Non-controlling interests		233,506	208,482	197,099

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	26	1.87	2.07	1.41
– Earnings per preferred share	26	2.06	2.27	1.55

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statments of Comprehensive Income

	Note	R$ thousands
		Years ended December 31
		2022	2021	2020
Net income for the period/year		21,217,196	23,380,804	16,033,961

Items that are or may be reclassified to the consolidated statement of income
Debt instruments at fair value through other comprehensive income
- Net change in fair value		(5,720,405)	(13,601,053)	(1,529,928)
- Gains/(losses) reclassified to profit or loss	30	2,663,816	(1,081,393)	(1,720,958)
- Tax effect		1,359,598	6,045,476	1,447,558

Unrealized gains/(losses) on hedge	7
- Cash flow hedge		545,684	(1,962,706)	(335,620)
- Hedge of investment abroad		142,459	(224,055)	(187,629)
- Tax effect		(330,046)	1,021,384	235,462

Foreign currency translation differences of foreign operations		(75,132)	(19,107)	235,863

Items that will not be reclassified to the consolidated statement of income
Net change in fair value of equity instruments at fair value through other comprehensive income		(1,255,620)	1,080,075	3,573,603
Tax effect		455,199	(441,363)	(1,464,897)

Other		115,817	73,830	(21,593)

Total other comprehensive income		(2,098,630)	(9,108,912)	231,861
Total comprehensive income		19,118,566	14,271,892	16,265,822

Attributable to shareholders:
Shareholders of the parent		18,885,060	14,063,410	16,068,723
Non-controlling interests		233,506	208,482	197,099
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Changes in Equity

	R$ thousands
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory
Balance on January 1, 2020	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574
Net income	-	-	-	-	-	-	-	15,836,862	15,836,862	197,099	16,033,961
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	17,591	-	17,591	-	17,591
Foreign currency translation adjustment	-	-	-	-	-	-	235,863	-	235,863	-	235,863
Other	-	-	-	-	-	-	(21,593)	-	(21,593)	-	(21,593)
Comprehensive income	-	-	-	-	-	-	231,861	15,836,862	16,068,723	197,099	16,265,822
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	827,328	10,171,278	-	-	(10,998,606)	-	-	-
Interest on equity	-	-	-	-	-	-	-	(5,547,971)	(5,547,971)	(140,453)	(5,688,424)
Balance on December 31, 2020	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374

Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	23,172,322	23,172,322	208,482	23,380,804
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(9,163,635)	-	(9,163,635)	-	(9,163,635)
Foreign currency translation adjustment	-	-	-	-	-	-	(19,107)	-	(19,107)	-	(19,107)
Other	-	-	-	-	-	-	73,830	-	73,830	-	73,830
Comprehensive income	-	-	-	-	-	-	(9,108,912)	23,172,322	14,063,410	208,482	14,271,892
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-	-	-
Cancellation of treasury shares	-	440,514	-	-	(440,514)	-	-	-	-	-	-
Acquisition of treasury shares	-	(666,702)	-	-	-	-	-	-	(666,702)	-	(666,702)
Interest on equity	-	-	-	-	-	-	-	(9,240,089)	(9,240,089)	(253,768)	(9,493,857)
Balance on December 31, 2021	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707

Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707

Consolidated Financial Statements in IFRS | Consolidated Statements of Changes in Equity

	R$ thousands
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory
Net income	-	-	-	-	-	-	-	20,983,690	20,983,690	233,506	21,217,196
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2,139,315)	-	(2,139,315)	-	(2,139,315)
Foreign currency translation adjustment	-	-	-	-	-	-	(75,132)	-	(75,132)	-	(75,132)
Other	-	-	-	-	-	-	115,817	-	115,817	-	115,817
Comprehensive income	-	-	-	-	-	-	(2,098,630)	20,983,690	18,885,060	233,506	19,118,566
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,036,608	9,523,402	-	-	(10,560,010)	-	-	-
Cancellation of Treasury Shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Acquisition of treasury shares	-	(224,377)	-	-	-	-	-	-	(224,377)	-	(224,377)
Interest on equity and dividends	-	-	-	-	-	-	-	(10,172,162)	(10,172,162)	(209,470)	(10,381,632)
Balance on December 31, 2022	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(3,104,199)	1,244,043	158,265,358	475,906	158,741,264

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows

	R$ thousands
	Year ended on December 31
	2022	2021
Operating activities
Income before income taxes	24,209,949	32,852,367
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	26,365,671	9,358,234
Changes in the technical provisions for insurance and pension plans	38,731,599	32,600,967
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(2,663,816)	1,081,393
Expenses with provisions and contingent liabilities	2,874,896	3,888,464
(Gain)/Loss due to impairment of assets	(2,579,233)	255,975
Depreciation	2,530,910	2,712,720
Amortization of intangible assets	3,132,310	3,060,180
Share of profit of associates and joint ventures	(1,355,926)	(421,504)
(Gains)/Losses on disposal of non-current assets held for sale	(228,130)	(239,499)
(Gains)/Losses from disposal of property and equipment	(12,649)	228,971
(Gains)/Losses on the sale of investments in associates	(422,188)	(15,366)
Effect of changes in exchange rates in cash and cash equivalents	(892,293)	(3,475,438)
(Increase)/Decrease in assets	(183,105,978)	(271,154,762)
Compulsory deposits with the Central Bank	(14,656,082)	(3,559,769)
Loans and advances to banks	8,415,276	(9,087,880)
Loans and advances to customers	(163,362,846)	(182,188,118)
Financial assets at fair value through profit or loss	34,661,937	(60,377,643)
Other assets	(48,164,263)	(15,941,352)
(Increase)/Decrease in liabilities	115,428,891	51,862,966
Deposits from banks	32,797,532	27,166,234
Deposits from customers	62,058,049	38,922,747
Financial liabilities at fair value through profit or loss	(923,959)	(4,432,399)
Insurance technical provisions and pension plans	(8,963,117)	(25,679,716)
Other provisions	(5,763,542)	(3,934,768)
Other liabilities	36,223,928	19,820,868
Cash generated by operations	22,014,013	(137,404,332)
Interest received on financial assets at FVTPL and amortizated costs	101,166,625	72,045,757
Interest paid	(72,121,352)	(29,926,361)
Income tax and social contribution paid	(9,292,937)	(6,707,736)
Net cash provided by/(used in) operating activities	41,766,349	(101,992,672)

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(623,966)	(183,172)
(Acquisition) of financial assets at fair value through other comprehensive income	(164,290,603)	(162,115,499)
Disposal of financial assets at fair value through other comprehensive income	105,001,290	127,129,772
Maturity of financial assets at amortized cost	69,244,651	47,481,373
(Acquisition) of financial assets at amortized cost	(70,238,580)	(46,679,357)
Disposal of non-current assets held for sale	442,888	608,200
(Acquisitions) of investments in associates	-	(293,793)
Sale of investments in associates	61,970	62,237
Dividends and interest on equity received	720,069	763,698
(Acquisition) of property and equipment	(2,440,639)	(1,156,867)
Proceeds from sale of property and equipment	596,414	528,602
(Acquisition) of intangible assets	(6,971,601)	(3,253,248)
Interest received on investing financial assets	50,719,425	17,799,378
Net cash provided by/(used in) investing activities	(17,778,682)	(19,308,676)

Financing activities
Funds from securities issued	101,692,599	105,221,591
Payments on securities issued	(55,588,276)	(84,821,391)
Funds from subordinated debt issued	9,796,000	9,130,200
Payments on subordinated debts	(13,431,393)	(9,516,156)
Lease payments	(1,916,000)	(1,685,513)

Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows

	R$ thousands
	Year ended on December 31
	2022	2021
Non-controlling shareholders	(209,470)	(253,768)
Interest paid on financing liabilities	(14,544,532)	(9,102,724)
Interest on Equity/Dividends Paid	(3,656,763)	(9,914,297)
Acquisition of treasury shares	(224,377)	(666,702)
Net cash provided by/(used in) financing activities	21,917,788	(1,608,760)

(Decrease)/Increase in cash and cash equivalents	45,905,455	(122,910,108)

Cash and cash equivalents
At the beginning of the period	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	892,293	3,475,438
At period end	118,184,067	71,386,319

(Decrease)/Increase in cash and cash equivalents	45,905,455	(122,910,108)

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

1)	GENERAL INFORMATION

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Group”) is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

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

The consolidated financial statements, were approved by the Board of Directors on April 27, 2023.

2)	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statement of income, consolidated statements of comprehensive income, consolidated statement of changes in equity, consolidated statements of cash flows and explanatory notes.

The Company classifies its expenses according to their nature.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance and pension plans; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies described below were applied in all the periods presented and by all the Group's subsidiaires, associates and joint ventures.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Some numbers included in these consolidated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	50.01%	100.00%	50.01%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros (6)	Rio de Janeiro - Brazil	Insurance	-	100.00%	-	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	51.41%	50.01%	51.41%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (9)
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2022, due to the acquisition of the 50% interest, Bradesco now holds 100% of the company's interest;

(2) The functional currency of these companies abroad is the Brazilian Real;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) The functional currency of this company is the US Dollar;

(6) Company merged into Bradesco Auto R/E in May 2022;

(7) Accounting information used with date lag of up to 60 days;

(8) Increase in the percentage of interest related to the Split/Cancellation of Treasury Shares occurred in April 2022; and

(9) The investment funds over which Bradesco has control. The PGBL/VGBL funds are private pension funds.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)    Investment Aquisition

On February 25, 2022, Bradesco, through its subsidiary, Bradescard Elo Participacoes S.A. (Bradescard Elo), completed the acquisition of 49.99% of the share capital of Banco Digio For the acquisition, Bradescard Elo paid the amount of R$645,060 thousand, and now indirectly holds an interest of 100% of Digio.

Bradesco obtained approval for the acquisition of Digio from CADE (Brazilian authority responsible for approving acquisitions considering antitrust and competition laws and regulations) on November 24, 2021 and from BACEN (Central Bank of Brazil) on February 04, 2022.

This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching a range of consumer segments, with different models.

Below are the provisional values of net assets acquired and goodwill in the acquisition of shares as preliminarily determined:

R$ thousands
Payment to Kartra (Banco Digio's parent company)	645,060
Total cost of acquisition	645,060
- Fair value of net assets acquired (provisional amount)	288,007
- Goodwill in the acquisition of shares (1)	357,053

(1) There is no expectation that it will be deductible for tax purposes.

From February to December 2022, Digio had revenues of R$31,772 thousand and a loss of R$177,873 thousand. If the acquisition had occurred in January 2022, the revenue and profit of the combined entity would not have been materially different to the consolidated revenue and profit presented in the consolidated statement of income for the year ended December 31, 2022.

Bradesco has hired a specialized and independent company to support the Organization in the preparation of the purchase price allocation ("PPA"), to determine the fair value of the assets acquired and liabilities assumed, as well as measuring the fair value of interest held prior to the date of this acquisition. As at December 31, 2022 the PPA had not been completed.

Below are the provisional amounts of assets and liabilities acquired on February 25, 2022:

R$ thousands
On February 25, 2022
Cash and due from banks	41,614
Financial instruments	3,044,628
Deferred income tax assets	398,493
Property and equipment	2,043
Intangible assets	237,251
Other assets	363,787
Total assets	4,087,816

R$ thousands
On February 25, 2022
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	3,511,687
Fair value of net assets (provisional amount)	576,129
Fair value of net acquired (provisional amount) - 49.99%	288,007

i.	Subsidiaries

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

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Company’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Company’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Structured entities normally have some or all of the following features or characteristics:

•	restricted activities;
•	a narrow and well-defined objective, such as, to execute a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;
•	thin capitalization, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and
•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Company’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, except for the subsidiary in Mexico, which has the Mexican Peso as its functional currency, and Bradesco Bac Florida Bank, which has the US dollar as its functional currency.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Company to manage its short-term commitments. See Note 5 (a) – “Cash and cash equivalents”.

e)	Financial assets and liabilities

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in Note 40.2.

iii.     Derivative financial instruments and hedge transactions

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The Company has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures are presented in Note 40.3 – Market risk.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

More details on the calculation of the fair value of financial instruments are available in Note 40.4.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The criteria used to calculate the expected credit loss and to determine the significantly increased credit risk are detailed in Note 40.2.

ef)	Non-current assets held for sale

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Intangible assets are composed of non-monetary items, without physical substance that are separately identifiable. They may arise from business combinations, such as goodwill and other intangible assets purchased in business combinations, or from other transactions, such as software licenses and the acquisition of exclusive rights. These assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value on the acquisition date. Intangible assets with finite useful lives are amortized over their estimated economic useful lives. Intangible assets with an indefinite useful life are not amortized.

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

Goodwill reflects the excess of the cost of acquisition in relation to the Company’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Company’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

i) Company lease (lessee)

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Financial charges are recognized as “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period are not considered in the scope of IFRS 16 because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract is not considered as executable.

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

j) Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to evaluate for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

k) Provisions, contingent assets and liabilities and legal obligations

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

l)	Classification of insurance contracts and investments

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

An insurance contract is a contract in which the Company accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities.

m)	Technical provisions for non-life, life, health and pension insurance

The Unearned Premiums Reserve (PPNG) is calculated on a daily pro-rata basis using premiums net of reinsurance premiums, considering amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period. For the non-life and life products, the portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated in the Estimated Unearned Premiums Reserve (PPNG-RVNE).

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future premiums, corresponding to future obligations assumed in the insurance contracts. Specifically for the individual health portfolio, the costs related to the permanence of the dependents in the plan for five years without the corresponding payment of premiums from the expectation of the death of the plan holder are considered. The provision is calculated using methodologies and assumptions consistent with standard actuarial practices. In pension plans with a variable contribution feature, PMBaC represents the amount of contributions made by participants, net of costs and other contractual charges, plus the financial income generated by the investments held in the investment funds constituted specifically for this purpose (FIEs).

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits. Specifically, for health insurance, the PMBC considers the obligations arising from the contractual clauses of remission of cash considerations, related to health care coverage and the premiums for payment of the insured participants of the Bradesco Saúde insurance – “GBS Plan”. The provision is calculated according to the methodology and assumptions established in actuarial technical notes.

The provision for events occurred and not reported (IBNR/PEONA) is calculated from the final estimate of claims that have already occurred and not yet reported, based on run-off triangles which consider the historical development of claims reported to establish a future projection by claims occurrence period. For health insurance, monthly run-off triangles are used, which consider the historical development of claims reported in the last 12 months. For the insurance of non-life, life and pension plans, semiannual run-off triangles are used, which consider the historical development of claims reported in the last 10 semesters (Non-life and Life insurance) and in the last 16 semesters (pension plans).

The Provision for Unsettled Claims (PSL/PESL) considers the expected amounts to be settled for all claims notices received up to the balance sheet date. The provision covers administrative and judicial claims monetarily adjusted and with interest in the case of legal claims. For damage insurance, these amounts are net of the corresponding portion of the expected receipt of salvage and reimbursement.

The Provision for Related Expenses (PDR) is set up to cover expected amounts related to claims incurred and to be incurred depending on the structure of each contract.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

In Other Technical provisions, the following provisions are being considered:

The supplementary provision for coverage (PCC), which refers to the amount necessary to complement the technical provisions, determined in the liability adequacy test (TAP) for Life insurance and Pension Plans.

The Provision for Insufficiency of Premiums/Considerations (PIC/PIP) of collective and individual Health insurance contracts, which aims to determine the insufficiency of considerations/premiums to cover the events/losses to occur, when applicable.

In addition, Other Technical Provisions comprise the following specific provisions for life insurance contracts and pension plans:

- Provision for Redemptions and Other Amounts to Regularize (PVR), which covers the amounts related to redemptions to be settled, premium returns and portability requested and not yet transferred to the receiving entity;

- Provision for financial surplus (PEF), which corresponds to the financial result in excess of the minimum guaranteed profitability, passed on to contracts with a financial surplus participation clause;

- Provision for Technical Surplus (PET), which corresponds to the difference between the expected value and the observed value of events that occurred in the period for insurance for insureds with a technical surplus participation clause.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Interest and similar expenses”.

i.	Liability Adequacy Test (LAT)

The Company conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are expected to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Company used the risk free forward (ETTJ) rate which was prepared by SUSEP ( for damage insurance – “Danos”) and Fenaprevi (for life insurance and pension plans – “Vida e Previdência”) both approved by SUSEP.

In relation to life insurance and pension plans, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management. The projections follow the methodology and assumptions described in the preceding paragraphs of this section.

The result of the liability adequacy test (LAT) presented an insufficiency which was recognized in the Complementary Provision for Coverage (PCC), see Note 21.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Regarding non-life insurance, the average projected loss ratio was 43% and the average reinsurance projected in the study, calculated based on the reported claims, was 4%. The result of the adequacy test did not show insufficiency and, consequently, no incremental additional provisions to the insurance liabilities were recorded.

n)	Reinsurance contracts

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

o)	Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred acquisition costs are recognized in the consolidated statement of income over the life of the respective policies or, for pension plan contracts over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period.

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

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the accumulated interest. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract and, therefore, are classified as financial liabilities.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires.

q) Net insurance income

Insurance premiums are recognized as income upon issuance of the respective policies and invoices or at the beginning of the risk period for cases in which the cover begins before the issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Health insurance premiums are recorded in the premiums account (earnings) or provision for unearned premiums/considerations (PPCNG), according to the coverage period of the contracts in force on the reporting date.

Acquisition costs are costs incurred in the acquisition of new and renewed insurance contracts and are substantially composed of commissions. These costs are capitalized and charged to expense in proportion to premium revenue recognized.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt. The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Financial income comprises interest income on the assets of invested funds (including financial assets at fair value through other comprehensive income), dividend income, gains on the disposal of financial assets at fair value through other comprehensive income, changes in the fair value of financial assets measured at fair value through the profit or loss, accrued income in determining the calculation of amortized cost value of securities and reclassifications of gains previously recognized in other comprehensive income. Interest income is recognized in profit or loss using the effective interest rate method.

Financial expenses comprise losses in the disposal of assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss and losses by impairment recognized in the financial assets (except receivables).

r)	Employee benefits

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (which are all payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be reliably estimated.

s)	Interest

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

t)	Fees and commissions

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

u)	Income tax and social contribution

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

In April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, converted into Law No. 14,446, on September 19, 2022, which raised the social contribution rate on the Net Income of the insurance and financial sectors by one percentage point, during the period from August 1, 2022 to December 31, 2022.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

v)	Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Company operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Company’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, Pension Plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

w)	Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

i.	Share issuance costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders’ equity, thus reducing the initial book value.

ii.	Earnings per share

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

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

3)	NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

Standards, amendments and interpretations of standards applicable in future periods

IFRS 17 – Insurance Contracts

Issued on May 2017, IFRS 17 - Insurance Contracts supersedes IFRS 04 - Insurance Contracts and establishes changes in measurement, recognition, and disclosure of insurance contracts applying specific methodologies for each type of contract. The standard is effective for annual periods beginning on or after January 1, 2023.

The Organization’s Management assessed the initial application of IFRS 17 on its consolidated financial statements and estimated an increase of R$ 0.6 billion (0.4%) in total equity as at January 1, 2023 (a decrease of R$ 1.3 billion on January 1, 2022). The net effect considering the redesignation of certain financial assets is an increase of R$ 1.8 billion in total equity on January 1, 2023, (which represents 1.1% of total equity on January 1, 2023).

Contracts in the scope of IFRS 17

In accordance with the standard, contracts that meet the definition of insurance contracts, including insurance and reinsurance contracts issued and reinsurance contracts held, and investment contracts with discretionary participation issued by an insurance company must be measured under its rules, with some limited exceptions. An insurance contract is one where one party accepts significant insurance risk from another party. Insurance risk, is risk, other than financial risk, transferred from the holder of a contract to the issuer. An investment contract with discretionary participation is a contract under which the holder receives an additional payment, the amount or timing of which is contractually at the discretion of the issuer. Investment contract with discretionary participation are not insurance contracts, but they are within the scope of IFRS 17 if the entity also issues insurance contracts. The Organization evaluated all its rights and obligations and considered within the standards’ scope insurance contracts issued, reinsurance contracts held and investments contracts with discretionary participation in its Life, Pension, Non-Life and Health portfolios to meet the definitions given above.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The standard also defines that after classifying the contracts within its scope, an entity shall evaluate if these contracts have any embedded derivatives, distinct investment components or a distinct good or non-insurance service. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policy holder can buy a contract with equivalent terms and conditions in the same jurisdiction. Goods or non-insurance services are distinct if the policy holder can benefit from the good or service either on its own or together with other resources readily available to the policy holder. The Organization evaluated the contracts within the scope of IFRS17 and concluded that there are not any components to be separated as; (i) the investment component present in Life and Pension contracts are highly interrelated with the insurance contract and (ii) goods and non-insurance services offered in some types of insurance contracts are not distinct as their cashflows are highly associated with the insurance component and the Organization provides a significant service in integrating the good or non-insurance services with the insurance contract.

The following is a summary of the Organization’s products / groups of products that are within the scope of IFRS 17:

•	The Life portfolio can be divided in three groups: Life Risk Short Term, Life Risk Long Term and Whole Life portfolios.

o   The Life Risk Short Term portfolio considers a variety of products with mortality, longevity and morbidity risk cover that has a maximum duration of three years.

o   The Life Risk Long Term portfolio considers products with mortality, longevity and morbidity risk cover. The duration of this portfolio is associated with the life expectancy of policyholders or has a more than three-year duration.

o   The Whole Life portfolio considers products with mortality, longevity and morbidity risk cover, and also have surrender options. The duration of this portfolio is associated with the life expectancy of policyholders.

•	The Pension portfolio can be divided in three groups: Pensions with Defined Payments, Traditional Pensions and Current Brazilian Private Pension System.

o   The Pension with Defined Payments portfolio covers products that guarantee a future annuity once the policyholder reaches the retirement date. The duration of this portfolio is associated with the life expectancy of policyholders.

o   The Traditional Pensions portfolio cover products that guarantee a minimum interest rate and inflation adjustment both for the investment and benefit phases. The duration of this portfolio is associated with the life expectancy of policyholders.

o   The Brazilian Current Complementary Pension Regime portfolio cover products that guarantee an interest rate and inflation adjustment only within the benefit phase, including PGBL and VGBL. The duration of this portfolio is associated with the life expectancy of policyholders.

•	The Health portfolio can be divided in two groups: Health and Dental Health.

o   The Health portfolio considers products with complete health coverage. These products can be contracted individually (Individual Health) or collectively (Collective Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum two-year duration.

o   The Dental Health portfolio consider products with dental health coverage only. These products can be contracted individually (Individual Dental Health) or collectively (Collective Dental Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum three-year duration.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements
•	The Non-Life portfolio can be divided in two groups: Long Term Non-Life portfolio and Short Term Non-Life portfolio.

o   The Non-Life Long Term portfolio include two products: (i) an insurance product that protects a self-funding pool agreement from default and (ii) home loan insurance.

o   The Non-Life Short Term portfolio include all other Non-Life insurance products, such as (but not limited to): auto, housing, equipment, civil responsibility.

Level of aggregation

For measurement purposes IFRS 17 requires that insurance contracts are aggregated based on similar risks that are managed together, which must be segregated by cohorts (i.e. by year of issue) and then divided into three categories: groups of contracts that are onerous on the initial recognition, groups of contract that, on initial recognition, have no significant possibility of becoming onerous in the future and a group of remaining contract in the portfolio, if any. Each contract in the scope of the standard was evaluated and classified in accordance with these definitions; the main differences in relation to IFRS 4 are the separation of contracts by cohorts and the separation of non-onerous and onerous contracts with losses arising from onerous contracts recognized immediately in the income statement.

Contract boundaries

Under IFRS 17 the cash flows are within the insurance contract boundary if they result from substantive rights and obligations that exist during the reporting period under which the entity may require the policyholder to pay premiums or the entity may be required to provide insurance coverage to the policyholder. For contracts with discretionary participation cash flows are within the limit of the contract if they result from the entity's substantive obligation to deliver cash at a present or future date. The Organization evaluated the contract boundaries of its contracts within the scope of the standard and did not identify significant changes when compared to what was applied from the perspective of IFRS 4.

Measurement

To measure the liability for remaining coverage of its insurance contracts, the Organization expects to apply the General Measurement Model, the Variable Fee Approach, and the Premium Allocation Approach which are detailed below.

In the General Measurement Model (GMM/BBA), the issued insurance contracts are measured on initial recognition at the total of: (i) estimated future cash flows, adjusted for the time value of money, and an explicit risk adjustment related to the non-financial risk; and (ii) the insurance contractual service margin (CSM). The Organization expects to apply the general model to the following portfolios: Life Risk Long Term, Whole Life, Pension with Defined Payments, Traditional Pension, Individual Health, Individual Dental Health and Non-Life Long Term.

As a variation of the general model, the Variable Fee Approach (VFA) follows the same principles as the general model but subsequent measurement differs in relation to the measurement of the CSM. VFA is applied to direct participation contracts which are contracts that are substantially investment-related service contracts. In addition, in such types of contracts, the liability to policyholders is linked to underlying items. ’Underlying items’ are defined as “Items that determine some of the amounts payable to a policyholder”. Underlying items can comprise any items; for example, a reference portfolio of assets, the net assets of the entity, or a specified subset of the net assets of the entity.” The methodology will be applied by the Organization to the Brazilian Current Complementary Pension Regime portfolio.

In addition to the general model and the VFA, IFRS 17 provides, as a way of simplifying the measurement process, the Premium Allocation Model (PAA). This simplified model is applicable to contracts with a coverage period of one year or less and contracts for which the Organization reasonably expects that the resulting measurement would not differ materially from that under the general measurement model. The simplified model is expected to be applied by the Organization to the Life Risk Short Term, Collective Health, Collective Dental Health and Non-Life Short Term portfolios, because these portfolios have coverage periods of one year or less or were submitted to a ’similarity test’ carried out by the Organization to confirm if the value of the liabilities of these contracts measured according to the simplified model is equal or similar to the value of the liabilities of these contracts measured by the General Model (BBA). This premium allocation model is similar to the measurement model applied under IFRS 4.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Organization does not issue reinsurance contracts; however, it has contracts assigned to reinsurers and will apply the Premium Allocation Approach - PAA to measure accepted reinsurance contracts, as their duration are less or equal to one year.

The Organization will measure liabilities for incurred claims using an estimate of the fulfilment cash flows that will be discounted to present value.

The main differences from the current measurement to those required by IFRS 17 are expected to be: (1) for GMM and VFA portfolios, the requirement to consider expected cash flows throughout the remaining coverage period, apply a risk adjustment and identify CSM as well to segregate onerous contracts in the Statement of Financial Position (2) for all portfolios - the measurement of incurred claim liabilities using the present value of an estimated payment cashflow and (3) rights and obligations that arise from a contract within IFRS17 scope will be presented in two groups: remaining coverage and incurred claims, as a result, values that are currently registered as: (i) assets such as direct acquisition costs and (ii) receivable premiums will be considered together with the other components of the contract.

Discount rate

Discount rate is the rate used to reflect the time value of money of future cash flows. It can be built using one of two methodologies: Top-Down or Bottom-Up. Under the Top-Down methodology, the discount rate is derived from the Internal Return Rate (IRR) of a portfolio of assets. In the Bottom-Up methodology, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. The liquidity risk reflects the compensation that an investor would require for the differences in liquidity between the insurance contracts, considering all surrender options, and the reference bond portfolio.

The discount rate used by the Organization to discount the cash flows for all products follows the Bottom -Up approach. There were no significant changes in the rates compared to rates used under IFRS 4 because, in the analyzed periods, the liquidity risk was not significant due to surrender options available to clients.

The Organization also defined, as required by the standard that the effect of changes in the discount rates will be directly allocated in its other comprehensive income.

Risk Adjustment (RA)

The Risk Adjustment (RA) is the adjustment made by the Organization in the estimate of the present value of future cash flows to reflect the compensation that it would require for bearing the risk of the uncertainty in the amount and timing of cash flows arising from non-financial risks. The Organization defined that for the Life and Pension, Non-Life, and Dental Health portfolios the cost of capital methodology will be used to calculate the RA, and for the Health portfolios it will be the confidence level methodology.

The cost of capital methodology is built based on multiplying the risk capital that the insurance obligation will require within its boundaries by a cost of capital. The risk capital that the insurance obligation will require within its boundaries is obtained by a proxy methodology that multiplies the current risk capital by the duration of the insurance cashflows. The cost of capital is the minimum return that the shareholders will require from a portfolio and is obtained through a Capital Asset Pricing Model (CAPM) methodology.

The confidence level methodology is based on a projection of the contract cashflows in a defined stressed scenario. In this case, the risk adjustment will be the difference between insurance cashflows in the defined stressed scenario and insurance cashflow in the base scenario.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The RA concept is a new concept introduced by IFRS 17 as part of the measurement of insurance contract liabilities, therefore the totality of its effect on these liabilities represents a change in relation to IFRS 4.

Allocation of the Contractual Service Margin (CSM)

The contractual service margin for each group of insurance contracts is recognized in profit or loss in each period to reflect the insurance services provided. The amount of contractual service margin recognized in each period is determined by identifying the coverage units, allocating the contractual service margin at the end of the period (before recognizing any release to profit or loss to reflect the services provided in that period) equally to each coverage unit provided in the current period and expected to be provided in the future and recognizing in profit or loss the amount allocated to units of coverage provided in the period.

For groups of contracts measured by the General Model (GMM) and the Variable Fee Approach (VFA), the allocation of the Contractual Service Margin is calculated over the life of the group of contracts in a way that systematically reflects the transfer of insurance benefits and/or investment under the contract.

The Organization has applied judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract services provided for each group of contracts and, therefore, the coverage units. The basis for determining the amount of coverage provided for each product for the appropriation of the CSM were determined based on the outflows (being outflows, the sum of projected claims, commissions, operating and administrative expenses).

This is a significant change brought by IFRS 17 as the concept of CSM was not applicable under IFRS 4 as previously applied by the Organization.

Transition

The impacts resulting from the adoption of IFRS 17 must be recognized retrospectively, based on the full retrospective approach unless this is impractical, in which case the modified retrospective approach or the fair value approach. However, if the entity does not have reasonable and sustainable information to measure the contracts under the modified retrospective approach, it must use the fair value approach.

The Organization determined that the full retrospective approach will be adopted for insurance contracts which will be measured under the PAA.

For contracts measured using the GMM, the Organization determined that it will use the fair value transition approach for the cohorts of contracts in: the portfolios of Whole Life, Pension with Defined Payments, Traditional Pensions and Non-Life Long Term – Home Loan issued through 2017; the portfolios of Individual Health and Non-Life Long Term – Self-Funding Pool Agreement issued through 2018; the Life Risk Long Term portfolios through 2019 and the Individual Dental Health portfolios through 2020, and the full retrospective transition approach for cohorts in these portfolios issued after these dates. For contracts measured using the variable fee approach, the fair value transition approach is used for the cohorts issued through 2019, and the full retrospective transition approach is used for the cohorts of contracts issued after this date. The decision to use the fair value approach was based on the unavailability of information at the granularity required to use the full retrospective transition approach in these portfolios.

Under the fair value approach, the contractual service margin on the date of transition represents the difference between the fair value determined by the Organization and the fulfilment cash flows, which are a risk-adjusted, explicit, unbiased and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfils the contracts.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Presentation and disclosure

IFRS 17 requires new disclosures about amounts recognized in the financial statements, including detailed contract reconciliations, effects of newly recognized contracts, as well as disclosures about significant judgments made in its application. There are also expanded disclosures about the nature and extent of risks in insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. In general, IFRS 17 requires a more granular level of disclosures, bringing greater transparency to assess the effects of insurance contracts on financial statements, when compared to those required by IFRS 4.

Redesignation of assets

According to the standard, a company can reassess the current designation of its assets measured under IFRS9, at the date of initial application of IFRS17, if these assets are related to insurance contracts within IFRS17 scope. This redesignation is based on a change of the asset business model to protect the company from the financial effects of the new standard.

The Organization evaluated IFRS17 effects, mainly the ones related to changes in the applied discount rate and, reassessed its related assets business model. The reassessment resulted in a business model reclassification for a portion of assets used to support the Life and Pension and Health portfolios. In this reclassification the Organization decreased the amount of assets measured at Amortized Cost and increased the amount of assets measured at Fair Value through Other Comprehensive income.

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 issued in July 2020 are intended to improve disclosures of accounting policies, so that entities provide more useful information to users of financial statements. Entities should disclose their material accounting policies rather than their significant accounting policies. It also includes guidance on how to apply the concept of materiality to accounting policy disclosures. The changes are effective for annual periods beginning on or after January 1, 2023, with early application permitted. There are no significant impacts expected from the adoption of this amendment.

Additionally, the amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. They also contemplate changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes are effective as of January 1, 2024. Bradesco is in the process of assessing the potential impacts.

Amendments to IAS 8 - Accounting Policies, Change of Estimates Error Correction

Entities should distinguish between changes in accounting policies and changes in accounting estimates. The changes are effective for annual periods beginning on or after January 1, 2023, with early application permitted. There are no significant impacts expected from the adoption of this amendment.

Amendments to IAS 12 - Taxes on Profit

In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to lease operations and foreclosure obligations, for example. With the changes, entities will no longer be entitled to the exemption and will be obliged to recognize the deferred tax on such transactions. The amendments are effective for annual periods beginning on or after January 1, 2023. Bradesco has identified that the amendments will have a non-significant impact on some items in the statement of financial position, with no impact on profit or loss.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Amendments to IFRS 16 - Leases

The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is in the process of assessing the potential impacts.

4)	ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Such estimates and judgments are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

-	Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Significant estimates are disclosed below and further information is presented in the referenced notes:

Accounting estimates	Note
● Fair value of financial instruments (Level II and III)	40.4 / 29 and 30 / 6 and 8
● Expected credit loss	40.1 / 10 and 11
● Impairment of intangible assets and goodwill	15
● Realization of deferred income tax	37
● Technical provisions for insurance	21
● Other provisions	22

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion about the determination of fair value of financial instruments, see Note 40.5.

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

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 40.2.

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

Realization of deferred income tax

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

For additional information about income tax, see Note 37.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on experience from the Group’s portfolio and are periodically reviewed.

Other provisions

The provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the Organization’s legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

5)	CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a)	Cash, cash equivalents and balances with banks

	R$ thousands
	On December 31, 2022	On December 31, 2021
Cash and due from banks in domestic currency	14,428,309	14,850,622
Cash and due from banks in foreign currency	6,120,063	6,433,495
Reverse repurchase agreements (1) (a)	97,635,695	50,101,989
Investments in gold	-	213
Cash and cash equivalents	118,184,067	71,386,319
Compulsory deposits with the Central Bank (2)	101,973,383	87,317,302
Cash, cash equivalents and balances with banks (b)	220,157,450	158,703,621
Cash and balances with banks (b) – (a)	122,521,755	108,601,632
(1)	Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as ‘loans and advances to financial institutions’ – refer to note 10; and
(2)	Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6)	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a)	Financial assets at fair value through profit or loss

	R$ thousands
	On December 31, 2022	On December 31, 2021
Financial assets
Brazilian government bonds	210,538,448	259,024,432
Bank debt securities	34,091,904	20,621,803
Corporate debt and marketable equity securities	28,214,231	23,766,666
Mutual funds	12,025,851	9,966,594
Brazilian sovereign bonds	113,828	307,452
Foreign governments bonds	656,270	689,293
Derivative financial instruments	16,258,496	22,184,725
Total	301,899,028	336,560,965

b)	Maturity

	R$ thousands
	On December 31, 2022	On December 31, 2021
Maturity of up to one year	55,128,782	68,882,909
Maturity of one to five years	153,846,848	202,449,463
Maturity of five to 10 years	64,795,283	36,316,999
Maturity of over 10 years	8,716,528	11,550,369
No stated maturity	19,411,587	17,361,225
Total	301,899,028	336,560,965

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$6,589,358 thousand on December 31, 2022 (R$49,991,355 thousand on December 31, 2021), being composed primarily of Brazilian government bonds.

c)	Liabilities at fair value through profit or loss

	R$ thousands
	On December 31, 2022	On December 31, 2021
Derivative financial instruments	13,341,324	14,265,283
Total	13,341,324	14,265,283

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

7)	DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)	Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Company’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

	R$ thousands
	On December 31, 2022					On December 31, 2021
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts						-
Purchase commitments:	114,376,165	-	-	-	-	99,213,654		-	-	-
- Interbank market	89,694,759	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	13,512,369	-	-	-	-	31,449,101	-	-	-	-
- Other	11,169,037	3,622,411	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	207,516,974		-	-	-	186,188,569		-	-	-
- Interbank market (1)	157,246,540	67,551,781	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	42,723,808	29,211,439	-	-	-	50,649,347	19,200,246	-	-	-
- Other	7,546,626	-	-	-	-	3,888,779	-	-	-	-

Option contracts
Purchase commitments:	279,394,344		1,793,886	176,424	1,970,310	277,559,369		1,304,697	473,982	1,778,679
- Interbank market	257,221,828	8,445,913	1,132,138	(119)	1,132,019	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	6,590,716	-	75,499	(16,251)	59,248	3,442,347	-	151,280	(51,642)	99,638
- Other	15,581,800	356,823	586,249	192,794	779,043	23,551,568	-	405,306	525,888	931,194
Sale commitments:	270,847,005		(1,100,416)	259,216	(841,200)	270,271,972		(943,666)	(148,378)	(1,092,044)
- Interbank market	248,775,915	-	(122,879)	-	(122,879)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	6,846,113	255,397	(85,634)	48,655	(36,979)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	15,224,977	-	(891,903)	210,561	(681,342)	23,833,048	281,480	(674,399)	(263,861)	(938,260)

Forward contracts
Purchase commitments:	30,418,892		(775,900)	(2,423)	(778,323)	32,430,997		303,733	(5,263)	298,470
- Foreign currency	30,224,123	5,541,862	(773,873)	-	(773,873)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	194,769	-	(2,027)	(2,423)	(4,450)	808,174	-	72,230	(4,437)	67,793
Sale commitments:	28,105,417		942,362	(21,228)	921,134	30,185,980		1,876,674	(38,817)	1,837,857

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2022					On December 31, 2021
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
- Foreign currency (2)	24,682,261	-	340,407	-	340,407	26,906,301	-	(92,393)	-	(92,393)
- Other	3,423,156	3,228,387	601,955	(21,228)	580,727	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250

Swap contracts
Assets (long position):	568,304,026		8,554,392	2,122,139	10,676,531	85,399,663		13,299,664	3,501,416	16,801,080
- Interbank market	39,592,088	434,157	989,603	2,501,866	3,491,469	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	157,051,442	71,837,047	751,565	(198,742)	552,823	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	82,003,795	-	4,659,421	(122,999)	4,536,422	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM (General Index of market pricing)	223,031	-	240,773	(6,196)	234,577	504,587	-	563,281	11,054	574,335
- Other	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240	9,522,191	4,995,108	539,030	130,607	669,637
Liabilities (short position):	446,365,683		(8,010,692)	(1,020,588)	(9,031,280)	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)
- Interbank market	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	85,214,395	-	(688,110)	(105,390)	(793,500)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	346,648	123,617	(444,055)	8,095	(435,960)	713,178	208,591	(759,159)	(17,985)	(777,144)
- Other	164,921,911	-	(1,298,745)	103,403	(1,195,342)	4,527,083	-	(670,302)	49,439	(620,863)
Total	1,945,328,506		1,403,632	1,513,540	2,917,172	1,048,988,968		5,473,866	2,445,576	7,919,442

Derivatives include operations maturing in D+1 (day after reporting date).
(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$107,396,399 thousand (on December 2021 – R$97,361,681 thousand); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$50,673,213 thousand (on December 2021 – R$ 46,895,240 thousand);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$31,912,812 thousand (on December 2021 – R$32,578,474 thousand); and
(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

	R$ thousands
	On December 31, 2022	On December 31, 2021
Risk received in credit swaps - Notional	2,585,136	3,490,765
- Debt securities issued by companies	755,184	826,946
- Brazilian government bonds	1,184,523	2,085,120
- Foreign government bonds	645,429	578,699
Risk transferred in credit swaps - Notional	(1,476,609)	(1,512,316)
- Brazilian government bonds	(840,050)	(831,495)
- Foreign government bonds	(636,559)	(680,821)
Total net credit risk value	1,108,527	1,978,449

The contracts related to credit derivative transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in OCI (gross of tax effects)	Accumulated fair value adjustments in OCI (net of tax effects)
Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022	158,069,612	157,766,799	(818,135)	(449,974)

Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	144,256,921	144,075,174	(718,562)	(395,209)

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. In the year ended December 31, 2022, the amount of R$354,322 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on December 31, 2022 is R$422,483 thousand, this amount will be appropriated to profit or loss until the year 2027.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, for the year ended December 31, 2022 was R$181 thousand (there were no gains/(losses) related to the cash flow accounting hedge in the year ended December 31, 2021).

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the fair value changes in the hedged item, with gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the hedging instrument expires or is sold or in case of discontinuation of the hedge, any adjustment to the hedged item is recognized directly in profit or loss.

	R$ thousands
	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge (1)	209,242	209,242	9,242	5,083
Total on December 31, 2022	209,242	209,242	9,242	5,083

Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	205,592	205,592	5,592	3,076
(1)	Regarding the risk of shares, using Swap contracts, with maturities up to 2028.

The gains/(losses) related to the fair value hedge, recorded in financial position, in equity, as at December 31, 2022 was R$7 thousand (there were no gains/(losses) related to the fair value hedge in 2021).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	2,973,652	2,970,793	(696,930)	(365,488)

Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	4,658,609	2,800,937	(839,389)	(440,197)
(1)	For subsidiaries with functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for year ended December 31, 2022 was R$(35,697) thousand (R$(38,333) thousand in 2021).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

	R$ thousands
	On December 31, 2022			On December 31, 2021
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	109,054,313	-	109,054,313	67,500,239	-	67,500,239
Derivative financial instruments	16,258,496	-	16,258,496	22,184,725	-	22,184,725

Financial liabilities
Securities sold under agreements to repurchase	222,694,031	-	222,694,031	222,574,700	-	222,574,700
Derivative financial instruments	13,341,324	-	13,341,324	14,265,283	-	14,265,283

In the year ended in 2022 and 2021, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

8)	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a)	Financial assets at fair value through other comprehensive income

	R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	183,012,391	199,728	(6,040,869)	177,171,250
Corporate debt securities	3,616,923	71,731	(149,210)	3,539,444
Bank debt securities	6,529,147	2,450	(123,121)	6,408,476
Brazilian sovereign bonds	9,084,997	340,448	(88,128)	9,337,317
Foreign governments securities	6,891,388	-	(16,253)	6,875,135
Mutual funds	1,575,379	27,616	(419)	1,602,576
Marketable equity securities and other stocks	12,217,673	364,260	(1,927,853)	10,654,080
Balance on December 31, 2022 (1)	222,927,898	1,006,233	(8,345,853)	215,588,278

Brazilian government bonds	158,709,952	1,971,895	(4,806,960)	155,874,887
Corporate debt securities	6,063,483	226,766	(154,898)	6,135,351
Bank debt securities	7,566,014	531,470	(1,959,835)	6,137,649
Brazilian sovereign bonds	8,758,526	215,947	(88,968)	8,885,505
Foreign governments securities	6,670,843	-	(10,858)	6,659,985
Mutual funds	2,109,073	23,146	(4,265)	2,127,954
Marketable equity securities and other stocks	8,318,376	445,925	(1,069,095)	7,695,206
On December 31, 2021 (1)	198,196,267	3,415,149	(8,094,879)	193,516,537
(1)	On June 30, 2022, Management decided to reclassify Securities measured at FVOCI to those measured at amortized cost, in the amount of R$26,890,434 thousand. This reclassification was due to the alignment of the management strategy of financial assets that cover long-term technical provisions, thus keeping the assets until their maturity, combined with the terms expected by the liabilities. If there was no such reclassification, fair value would be recognized in other comprehensive income in the amount of R$(1,370,634) thousand.

In December 2021, Management reclassified securities measured at fair value through other comprehensive income to measured at fair value through profit or loss, in the amount of R$40,305,887 thousand, reflected in profit or loss, in the gross amount of R$(1,373,557) thousand. This reclassification was the result of the alignment of risk and capital management.

b)	Maturity

	R$ thousands
	On December 31, 2022		On December 31, 2021
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	36,221,146	36,099,069	45,423,965	44,163,006
From 1 to 5 years	130,753,272	129,091,959	50,015,025	49,467,861
From 5 to 10 years	24,895,874	23,585,316	58,965,698	57,653,004
Over 10 years	17,264,554	14,555,278	33,364,130	32,409,506
No stated maturity	13,793,052	12,256,656	10,427,449	9,823,160
Total	222,927,898	215,588,278	198,196,267	193,516,537

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$104,308,422 thousand on December 31, 2022 (R$88,549,154 thousand in 2021), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	12,217,673	(1,563,593)	10,654,080
Total on December 31, 2022	12,217,673	(1,563,593)	10,654,080

Marketable equity securities and other stocks	8,318,376	(623,170)	7,695,206
Total on December 31, 2021	8,318,376	(623,170)	7,695,206

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)	Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets to FVOCI on December 31, 2020	97,964	3,176	8,764	109,904
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	127,117	(1,245)	157,909	283,781
Expected loss of financial assets at FVOCI on December 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
New assets originated or purchased/Assets settled or paid	(97,201)	6,181	(1,381)	(92,401)
Expected loss of financial assets at FVOCI on December 31, 2022	129,812	6,180	165,292	301,284

9)	BONDS AND SECURITIES AT AMORTIZED COST

a)    Securities at amortized cost

	R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government bonds	96,481,696	3,146,166	(6,659,322)	92,968,540
Corporate debt securities	115,129,378	1,334,724	(672,729)	115,791,373
Balance on December 31, 2022 (1)	211,611,074	4,480,890	(7,332,051)	208,759,913

Securities:
Brazilian government bonds	79,521,578	3,703,783	(3,193,926)	80,031,435
Corporate debt securities	99,297,697	992,753	(921,269)	99,369,181
Balance on December 31, 2021 (1)	178,819,275	4,696,536	(4,115,195)	179,400,616
(1)	In 2022 and 2021 there were no reclassifications from financial assets at amortized cost to other categories; and
(2)	Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b)	Maturity

	R$ thousands
	On December 31, 2022		On December 31, 2021
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	23,662,304	23,411,019	39,050,064	38,849,569
From 1 to 5 years	109,339,662	107,947,094	87,143,802	85,001,327
From 5 to 10 years	41,876,000	42,421,977	36,997,796	39,111,612
Over 10 years	36,733,108	34,979,823	15,627,613	16,438,108
Total	211,611,074	208,759,913	178,819,275	179,400,616

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$38,535,855 thousand at December 31, 2022 (December 31, 2021 – R$43,616,767 thousand), being composed mostly of Brazilian government bonds.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469
Transferred to Stage 1	-	(14,267)	(1,168)	(15,435)
Transferred to Stage 2	(2,037)	-	-	(2,037)
Transferred to Stage 3	(109)	(72)	-	(181)
Transfer from Stage 1	-	2,037	109	2,146
Transfer from Stage 2	14,267	-	72	14,339
Transfer from Stage 3	1,168	-	-	1,168
Assets originated or purchased/Assets settled/Reversal/Transferred from FVOCI	185,206	(335,883)	122,871	(27,806)
Expected loss of financial assets at amortized cost on December 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(454,884)	(177)	(455,061)
Transferred to Stage 2	(2,108)	-	(856)	(2,964)
Transferred to Stage 3	(921)	(108,656)	-	(109,577)
Transfer from Stage 1	-	2,108	921	3,029
Transfer from Stage 2	454,884	-	108,656	563,540
Transfer from Stage 3	177	856	-	1,033
New assets originated or purchased/Assets settled or paid/Transferred from FVOCI	(473,559)	(83,462)	(1,929,811)	(2,486,832)
Expected loss of financial assets at amortized cost on December 31, 2022	472,396	130,796	2,437,639	3,040,831

(1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income.

10)	LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

	R$ thousands
	On December 31, 2022	On December 31, 2021
Reverse repurchase agreements (1)	109,054,313	67,500,239
Loans to financial institutions	13,462,268	15,996,771
Expected credit loss	(28,252)	(70,194)
Total	122,488,329	83,426,816
(1)	On December 31, 2022, it included financial investments given in guarantee in the amount of R$64,876,703 thousand (December 31, 2021 - R$43,869,456 thousand).

11)	LOANS AND ADVANCES TO CUSTOMERS

a)    Loans and advances to customers by type of product

	R$ thousands
	On December 31, 2022	On December 31, 2021
Companies	305,691,791	293,491,411
- Financing and On-lending	111,607,610	111,905,705
- Financing and export	37,587,540	46,635,544
- Housing loans	20,625,289	14,135,803
- Onlending BNDES/Finame	16,379,953	16,079,517
- Vehicle loans	23,242,661	18,927,295
- Import	10,391,807	13,055,441
- Leases	3,380,360	3,072,105
- Borrowings	179,349,940	169,606,160
- Working capital	98,963,672	101,989,937
- Rural loans	7,619,561	5,502,190
- Other	72,766,707	62,114,033
- Limit operations (1)	14,734,241	11,979,546
- Credit card	7,576,681	5,723,165
- Overdraft for corporates/Individuals	7,157,560	6,256,381

Individuals	357,611,537	320,342,196
- Financing and On-lending	125,994,550	119,730,088
- Housing loans	84,617,176	81,712,089
- Vehicle loans	34,012,500	30,884,597

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2022	On December 31, 2021
- Onlending BNDES/Finame	7,213,697	6,961,700
- Other	151,177	171,702
- Borrowings	156,052,453	142,243,997
- Payroll-deductible loans	89,761,029	84,535,206
- Personal credit	35,097,910	31,052,154
- Rural loans	12,367,701	10,348,497
- Other	18,825,813	16,308,140
- Limit operations (1)	75,564,534	58,368,111
- Credit card	69,954,999	53,771,164
- Overdraft for corporates/Individuals	5,609,535	4,596,947
Total portfolio	663,303,328	613,833,607
Expected credit loss	(54,898,695)	(40,800,985)
Total of net loans and advances to customers	608,404,633	573,032,622
(1)	Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

b)	Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands
	On December 31, 2022	On December 31, 2021
Gross investments in finance lease receivables:
Up to one year	1,315,976	1,196,366
From one to five years	2,139,214	1,392,801
Over five years	118,980	694,556
Impairment loss on finance lease receivables	(45,795)	(57,535)
Net investment	3,528,375	3,226,188

Net investments in finance lease:
Up to one year	1,297,897	1,174,549
From one to five years	2,112,948	1,358,550
Over five years	117,530	693,089
Total	3,528,375	3,226,188

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Reconciliation of the gross book value of loans and advances to customers

Stage 1	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	255,289,107	(2,794,820)	(3,015,338)	5,246,877	831,328	(25,300,196)	158,295,633	(121,185,787)	-	267,366,804
- Financing	100,155,914	(883,862)	(575,993)	3,359,279	747,825	(4,253,515)	54,231,476	(48,321,880)	-	104,459,244
- Borrowings	145,443,287	(1,643,288)	(2,142,527)	1,516,557	73,145	(21,046,681)	99,485,262	(71,036,261)	-	150,649,494
- Revolving	9,689,906	(267,670)	(296,818)	371,041	10,358	-	4,578,895	(1,827,646)	-	12,258,066
Individuals	272,635,668	(11,588,082)	(7,123,858)	5,570,962	653,188	(29,994,346)	119,570,888	(57,068,065)	-	292,656,355
- Financing	107,558,782	(6,250,501)	(1,035,122)	3,202,704	84,557	(13,977,848)	36,106,621	(16,246,770)	-	109,442,423
- Borrowings	118,573,323	(2,598,680)	(3,337,413)	692,370	409,402	(16,016,498)	66,488,649	(38,563,078)	-	125,648,075
- Revolving	46,503,563	(2,738,901)	(2,751,323)	1,675,888	159,229	-	16,975,618	(2,258,217)	-	57,565,857
Total	527,924,775	(14,382,902)	(10,139,196)	10,817,839	1,484,516	(55,294,542)	277,866,521	(178,253,852)	-	560,023,159

Stage 2	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	14,119,637	(5,246,877)	(1,046,304)	2,794,820	936,352	(4,074,052)	5,881,869	(2,968,357)	-	10,397,088
- Financing	5,461,897	(3,359,279)	(234,955)	883,862	305,804	(2,964,276)	631,448	1,373,907	-	2,098,408
- Borrowings	7,082,040	(1,516,557)	(648,878)	1,643,288	600,089	(1,109,776)	4,881,568	(3,642,129)	-	7,289,645
- Revolving	1,575,700	(371,041)	(162,471)	267,670	30,459	-	368,853	(700,135)	-	1,009,035
Individuals	23,075,748	(5,570,962)	(2,452,124)	11,588,082	1,796,149	2,629,090	12,673,444	(12,208,369)	-	31,531,058
- Financing	10,479,754	(3,202,704)	(690,111)	6,250,501	64,442	1,425,641	3,673,945	(4,506,721)	-	13,494,747
- Borrowings	6,731,162	(692,370)	(779,343)	2,598,680	1,395,880	1,203,449	6,653,637	(6,346,880)	-	10,764,215
- Revolving	5,864,832	(1,675,888)	(982,670)	2,738,901	335,827	-	2,345,862	(1,354,768)	-	7,272,096
Total	37,195,385	(10,817,839)	(3,498,428)	14,382,902	2,732,501	(1,444,962)	18,555,313	(15,176,726)	-	41,928,146

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	24,082,667	(831,328)	(936,352)	3,015,338	1,046,304	1,025,380	15,392,717	(8,616,409)	(6,250,418)	27,927,899
- Financing	6,287,894	(747,825)	(305,804)	575,993	234,955	(541,932)	348,266	(193,223)	(608,365)	5,049,959
- Borrowings	17,080,832	(73,145)	(600,089)	2,142,527	648,878	1,567,312	14,523,782	(8,789,521)	(5,089,778)	21,410,798
- Revolving	713,941	(10,358)	(30,459)	296,818	162,471	-	520,669	366,335	(552,275)	1,467,142
Individuals	24,630,780	(653,188)	(1,796,149)	7,123,858	2,452,124	3,461,208	16,338,531	(5,629,284)	(12,503,756)	33,424,124
- Financing	1,691,549	(84,557)	(64,442)	1,035,122	690,111	1,473,380	859,894	(1,762,506)	(781,172)	3,057,379
- Borrowings	16,939,514	(409,402)	(1,395,880)	3,337,413	779,343	1,987,828	12,437,894	(5,942,417)	(8,094,131)	19,640,162
- Revolving	5,999,717	(159,229)	(335,827)	2,751,323	982,670	-	3,040,743	2,075,639	(3,628,453)	10,726,583
Total	48,713,447	(1,484,516)	(2,732,501)	10,139,196	3,498,428	4,486,588	31,731,248	(14,245,693)	(18,754,174)	61,352,023

Consolidated - All stages	R$ thousands
	Balance on December 31, 2021	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	293,491,411	(28,348,868)	179,570,219	(132,770,553)	(6,250,418)	305,691,791
- Financing	111,905,705	(7,759,723)	55,211,190	(47,141,196)	(608,365)	111,607,611
- Borrowings	169,606,159	(20,589,145)	118,890,612	(83,467,911)	(5,089,778)	179,349,937
- Revolving	11,979,547	-	5,468,417	(2,161,446)	(552,275)	14,734,243
Individuals	320,342,196	(23,904,048)	148,582,863	(74,905,718)	(12,503,756)	357,611,537
- Financing	119,730,085	(11,078,827)	40,640,460	(22,515,997)	(781,172)	125,994,549
- Borrowings	142,243,999	(12,825,221)	85,580,180	(50,852,375)	(8,094,131)	156,052,452
- Revolving	58,368,112	-	22,362,223	(1,537,346)	(3,628,453)	75,564,536
Total	613,833,607	(52,252,916)	328,153,082	(207,676,271)	(18,754,174)	663,303,328

(1) Changes to the value of contracts that remained in the same stage throughout the year.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2021
Companies	217,561,123	(3,108,964)	(980,917)	1,593,772	199,175	(23,949,966)	168,208,771	(104,233,887)	-	255,289,107
- Financing	94,231,267	(908,149)	(189,983)	579,002	24,113	(11,279,214)	57,000,287	(39,301,409)	-	100,155,914
- Borrowings	116,800,205	(1,787,523)	(665,168)	868,348	165,127	(12,670,752)	107,605,738	(64,872,688)	-	145,443,287
- Revolving	6,529,651	(413,292)	(125,766)	146,422	9,935	-	3,602,746	(59,790)	-	9,689,906
Individuals	195,239,164	(7,139,615)	(3,661,718)	12,942,485	863,078	(10,699,421)	142,922,899	(57,831,204)	-	272,635,668
- Financing	81,332,376	(4,113,805)	(433,652)	2,878,902	73,321	(8,326,024)	51,195,741	(15,048,077)	-	107,558,782
- Borrowings	79,213,356	(1,127,801)	(1,709,840)	8,315,591	618,100	(2,373,397)	79,553,749	(43,916,435)	-	118,573,323
- Revolving	34,693,432	(1,898,009)	(1,518,226)	1,747,992	171,657	-	12,173,409	1,133,308	-	46,503,563
Total	412,800,287	(10,248,579)	(4,642,635)	14,536,257	1,062,253	(34,649,387)	311,131,670	(162,065,091)	-	527,924,775

Stage 2	R$ thousands
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2021
Companies	13,960,366	(1,593,772)	(594,262)	3,108,964	505,019	(719,581)	6,266,004	(6,813,101)	-	14,119,637
- Financing	6,878,331	(579,002)	(258,817)	908,149	19,994	(841,508)	989,891	(1,655,141)	-	5,461,897
- Borrowings	6,329,980	(868,348)	(282,480)	1,787,523	452,273	121,927	4,596,735	(5,055,570)	-	7,082,040
- Revolving	752,055	(146,422)	(52,965)	413,292	32,752	-	679,378	(102,390)	-	1,575,700
Individuals	38,023,532	(12,942,485)	(2,313,732)	7,139,615	1,463,999	(8,310,115)	8,960,243	(8,945,309)	-	23,075,748
- Financing	10,655,990	(2,878,902)	(752,245)	4,113,805	208,332	(294,587)	3,036,579	(3,609,218)	-	10,479,754
- Borrowings	22,782,488	(8,315,591)	(978,590)	1,127,801	969,332	(8,015,528)	4,144,977	(4,983,727)	-	6,731,162
- Revolving	4,585,054	(1,747,992)	(582,897)	1,898,009	286,335	-	1,778,687	(352,364)	-	5,864,832
Total	51,983,898	(14,536,257)	(2,907,994)	10,248,579	1,969,018	(9,029,696)	15,226,247	(15,758,410)	-	37,195,385

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2021
Companies	25,288,827	(199,175)	(505,019)	980,917	594,262	244,809	10,389,522	(7,900,553)	(4,810,923)	24,082,667
- Financing	7,352,243	(24,113)	(19,994)	189,983	258,817	503,893	911,654	(2,267,756)	(616,833)	6,287,894
- Borrowings	17,254,607	(165,127)	(452,273)	665,168	282,480	(259,084)	9,242,876	(5,788,533)	(3,699,282)	17,080,832
- Revolving	681,977	(9,935)	(32,752)	125,766	52,965	-	234,992	155,736	(494,808)	713,941
Individuals	23,143,751	(863,078)	(1,463,999)	3,661,718	2,313,732	1,311,072	13,739,385	(7,098,812)	(10,112,989)	24,630,780
- Financing	1,146,464	(73,321)	(208,332)	433,652	752,245	827,384	394,249	(1,165,852)	(414,940)	1,691,549
- Borrowings	16,659,845	(618,100)	(969,332)	1,709,840	978,590	483,688	11,892,438	(7,168,430)	(6,029,025)	16,939,514
- Revolving	5,337,442	(171,657)	(286,335)	1,518,226	582,897	-	1,452,698	1,235,470	(3,669,024)	5,999,717
Total	48,432,578	(1,062,253)	(1,969,018)	4,642,635	2,907,994	1,555,881	24,128,907	(14,999,365)	(14,923,912)	48,713,447

Consolidated - All stages	R$ thousands
	Balance on December 31, 2020	Accumulated amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2021
Companies	256,810,316	(24,424,738)	184,864,297	(118,947,541)	(4,810,923)	293,491,411
- Financing	108,461,841	(11,616,829)	58,901,832	(43,224,306)	(616,833)	111,905,705
- Borrowings	140,384,792	(12,807,909)	121,445,349	(75,716,791)	(3,699,282)	169,606,159
- Revolving	7,963,683	-	4,517,116	(6,444)	(494,808)	11,979,547
Individuals	256,406,447	(17,698,464)	165,622,527	(73,875,325)	(10,112,989)	320,342,196
- Financing	93,134,830	(7,793,227)	54,626,569	(19,823,147)	(414,940)	119,730,085
- Borrowings	118,655,689	(9,905,237)	95,591,164	(56,068,592)	(6,029,025)	142,243,999
- Revolving	44,615,928	-	15,404,794	2,016,414	(3,669,024)	58,368,112
Total	513,216,763	(42,123,202)	350,486,824	(192,822,866)	(14,923,912)	613,833,607

(1) Changes to the value of contracts that remained in the same stage throughout the year.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

Stage 1	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Balance on December 31, 2022
Companies	4,556,820	(101,453)	(110,121)	237,462	315,659	(625,656)	2,814,415	(1,927,163)	-	5,159,963
- Financing	1,522,532	(20,144)	(12,901)	90,454	250,104	(89,461)	503,553	(683,146)	-	1,560,991
- Borrowings	2,488,160	(65,042)	(80,686)	118,906	51,870	(536,195)	2,085,751	(1,150,619)	-	2,912,145
- Revolving	546,128	(16,267)	(16,534)	28,102	13,685	-	225,111	(93,398)	-	686,827
Individuals	8,406,156	(525,542)	(453,601)	667,325	397,722	(1,069,906)	3,737,994	(2,563,241)	-	8,596,907
- Financing	937,824	(113,600)	(42,639)	289,773	50,226	(415,422)	388,709	(403,174)	-	691,697
- Borrowings	3,369,295	(193,374)	(194,765)	177,915	241,304	(654,484)	2,126,199	(1,539,617)	-	3,332,473
- Revolving	4,099,037	(218,568)	(216,197)	199,637	106,192	-	1,223,086	(620,450)	-	4,572,737
Total	12,962,976	(626,995)	(563,722)	904,787	713,381	(1,695,562)	6,552,409	(4,490,404)	-	13,756,870

Stage 2	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Balance on December 31, 2022
Companies	1,469,716	(237,462)	(143,437)	101,453	464,742	77,264	1,692,435	(938,254)	-	2,486,457
- Financing	307,316	(90,454)	(40,245)	20,144	149,822	20,059	111,823	(150,778)	-	327,687
- Borrowings	973,523	(118,906)	(84,866)	65,042	297,079	57,205	1,472,024	(757,210)	-	1,903,891
- Revolving	188,877	(28,102)	(18,326)	16,267	17,841	-	108,588	(30,266)	-	254,879
Individuals	4,971,646	(667,325)	(688,908)	525,542	767,188	(212,575)	3,543,740	(2,054,246)	-	6,185,062
- Financing	1,352,248	(289,773)	(151,910)	113,600	42,244	(433,930)	308,662	(15,799)	-	925,342
- Borrowings	2,369,866	(177,915)	(337,058)	193,374	568,679	221,355	2,641,737	(1,775,396)	-	3,704,642
- Revolving	1,249,532	(199,637)	(199,940)	218,568	156,265	-	593,341	(263,051)	-	1,555,078
Total	6,441,362	(904,787)	(832,345)	626,995	1,231,930	(135,311)	5,236,175	(2,992,500)	-	8,671,519

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Balance on December 31, 2022
Companies	13,066,238	(315,659)	(464,742)	110,121	143,437	1,317,812	10,148,808	942,680	(6,250,418)	18,698,277
- Financing	3,304,316	(250,104)	(149,822)	12,901	40,245	(517,968)	247,238	266,920	(608,365)	2,345,361
- Borrowings	9,280,084	(51,870)	(297,079)	80,686	84,866	1,835,780	9,610,383	178,207	(5,335,003)	15,386,054
- Revolving	481,838	(13,685)	(17,841)	16,534	18,326	-	291,187	497,553	(307,050)	966,862
Individuals	13,711,766	(397,722)	(767,188)	453,601	688,908	3,083,696	8,161,475	6,107,289	(12,503,756)	18,538,069
- Financing	1,015,270	(50,226)	(42,244)	42,639	151,910	297,034	374,456	115,514	(781,172)	1,123,181
- Borrowings	8,891,678	(241,304)	(568,679)	194,765	337,058	2,786,662	6,020,157	1,804,284	(8,094,131)	11,130,490
- Revolving	3,804,818	(106,192)	(156,265)	216,197	199,940	-	1,766,862	4,187,491	(3,628,453)	6,284,398
Total	26,778,004	(713,381)	(1,231,930)	563,722	832,345	4,401,508	18,310,283	7,049,969	(18,754,174)	37,236,346

Consolidated - All stages	R$ thousands
	Balance on December 31, 2021	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Balance on December 31, 2022
Companies	19,092,774	769,420	14,655,658	(1,922,737)	(6,250,418)	26,344,697
- Financing	5,134,164	(587,370)	862,614	(567,004)	(608,365)	4,234,039
- Borrowings	12,741,767	1,356,790	13,168,158	(1,729,622)	(5,335,003)	20,202,090
- Revolving	1,216,843	-	624,886	373,889	(307,050)	1,908,568
Individuals	27,089,568	1,801,215	15,443,209	1,489,802	(12,503,756)	33,320,038
- Financing	3,305,342	(552,318)	1,071,827	(303,459)	(781,172)	2,740,220
- Borrowings	14,630,839	2,353,533	10,788,093	(1,510,729)	(8,094,131)	18,167,605
- Revolving	9,153,387	-	3,583,289	3,303,990	(3,628,453)	12,412,213
Total	46,182,342	2,570,635	30,098,867	(432,935)	(18,754,174)	59,664,735

(1) Effect of changes in the value of contracts that remained in the same stage throughout the year; and

(2) Relates to early settlements, maturities and modifications.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Balance on December 31, 2021
Companies	4,657,940	(157,782)	(54,858)	192,483	124,467	(1,142,215)	2,738,532	(1,801,747)	-	4,556,820
- Financing	1,434,546	(21,869)	(5,663)	90,143	16,105	(133,108)	615,002	(472,624)	-	1,522,532
- Borrowings	2,748,583	(103,659)	(39,773)	88,400	87,702	(1,009,107)	1,952,341	(1,236,327)	-	2,488,160
- Revolving	474,811	(32,254)	(9,422)	13,940	20,660	-	171,189	(92,796)	-	546,128
Individuals	6,263,052	(337,964)	(229,070)	1,413,258	531,607	(338,961)	4,231,021	(3,126,787)	-	8,406,156
- Financing	763,932	(82,314)	(14,406)	585,259	37,863	(252,016)	625,515	(726,009)	-	937,824
- Borrowings	2,077,714	(80,969)	(79,133)	646,839	274,566	(86,945)	2,546,460	(1,929,237)	-	3,369,295
- Revolving	3,421,406	(174,681)	(135,531)	181,160	219,178	-	1,059,046	(471,541)	-	4,099,037
Total	10,920,992	(495,746)	(283,928)	1,605,741	656,074	(1,481,176)	6,969,553	(4,928,534)	-	12,962,976

Stage 2	R$ thousands
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Balance on December 31, 2021
Companies	1,545,667	(192,483)	(97,676)	157,782	299,254	(132,762)	864,510	(974,576)	-	1,469,716
- Financing	499,494	(90,143)	(40,825)	21,869	11,304	(118,985)	111,867	(87,265)	-	307,316
- Borrowings	937,652	(88,400)	(46,682)	103,659	262,790	(13,777)	672,728	(854,447)	-	973,523
- Revolving	108,521	(13,940)	(10,169)	32,254	25,160	-	79,915	(32,864)	-	188,877
Individuals	6,794,923	(1,413,258)	(698,784)	337,964	606,956	(1,945,420)	2,594,789	(1,305,524)	-	4,971,646
- Financing	3,104,787	(585,259)	(374,649)	82,314	118,412	(1,505,518)	455,748	56,413	-	1,352,248
- Borrowings	2,939,423	(646,839)	(213,992)	80,969	307,151	(439,902)	1,703,515	(1,360,459)	-	2,369,866
- Revolving	750,713	(181,160)	(110,143)	174,681	181,393	-	435,526	(1,478)	-	1,249,532
Total	8,340,590	(1,605,741)	(796,460)	495,746	906,210	(2,078,182)	3,459,299	(2,280,100)	-	6,441,362

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Balance on December 31, 2021
Companies	14,316,381	(124,467)	(299,254)	54,858	97,676	787,993	4,968,963	(1,924,989)	(4,810,923)	13,066,238
- Financing	4,055,197	(16,105)	(11,304)	5,663	40,825	296,523	500,950	(950,600)	(616,833)	3,304,316
- Borrowings	9,768,315	(87,702)	(262,790)	39,773	46,682	491,470	4,340,731	(1,357,113)	(3,699,282)	9,280,084
- Revolving	492,869	(20,660)	(25,160)	9,422	10,169	-	127,282	382,724	(494,808)	481,838
Individuals	12,179,688	(531,607)	(606,956)	229,070	698,784	2,051,282	6,487,763	3,316,731	(10,112,989)	13,711,766
- Financing	625,961	(37,863)	(118,412)	14,406	374,649	542,473	212,563	(183,567)	(414,940)	1,015,270
- Borrowings	7,643,173	(274,566)	(307,151)	79,133	213,992	1,508,809	5,493,605	563,708	(6,029,025)	8,891,678
- Revolving	3,910,554	(219,178)	(181,393)	135,531	110,143	-	781,595	2,936,590	(3,669,024)	3,804,818
Total	26,496,069	(656,074)	(906,210)	283,928	796,460	2,839,275	11,456,726	1,391,742	(14,923,912)	26,778,004

Consolidated - All stages	R$ thousands
	Expected loss on december 31, 2020	Remeasurement (1)	Originated	Constitution/ (Reversion)(2)	(Write off)	Expected loss on december 31, 2021
Companies	20,519,988	(486,984)	8,572,005	(4,701,312)	(4,810,923)	19,092,774
- Financing	5,989,237	44,430	1,227,819	(1,510,489)	(616,833)	5,134,164
- Borrowings	13,454,550	(531,414)	6,965,800	(3,447,887)	(3,699,282)	12,741,767
- Revolving	1,076,201	-	378,386	257,064	(494,808)	1,216,843
Individuals	25,237,663	(233,099)	13,313,573	(1,115,580)	(10,112,989)	27,089,568
- Financing	4,494,680	(1,215,061)	1,293,826	(853,163)	(414,940)	3,305,342
- Borrowings	12,660,310	981,962	9,743,580	(2,725,988)	(6,029,025)	14,630,839
- Revolving	8,082,673	-	2,276,167	2,463,571	(3,669,024)	9,153,387
Total	45,757,651	(720,083)	21,885,578	(5,816,892)	(14,923,912)	46,182,342

(1) Effect of changes in the value of contracts that remained in the same stage throughout the year; and

(2) Relates to early settlements, maturities and modifications.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On December 31, 2022 - R$ thousands
	Weighting			Constitution/(Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**
Simulation 1	100%	-	-	(1,467,377)
Simulation 2	-	100%	-	(2,880,075)
Simulation 3	-	-	100%	1,686,432

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

f)	Expected loss on loans and advances

	R$ thousands
	Year ended December 31
	2022	2021	2020
Amount recorded	32,236,567	15,348,603	24,631,238
Amount recovered	(5,870,896)	(5,990,369)	(5,919,397)
Expected loss on loans and advances	26,365,671	9,358,234	18,711,841

g)	Loans and advances to customers renegotiated

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

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2022	On December 31, 2021
Opening balance	28,619,018	29,757,140
Amount renegotiated	33,667,170	28,506,866
Amount received/Others (1)	(21,836,142)	(24,768,774)
Write-offs	(6,096,557)	(4,876,214)
Closing balance	34,353,489	28,619,018
Expected loss on loans and advances	(13,876,069)	(10,983,519)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	20,477,420	17,635,499

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	40.4%	38.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio	5.2%	4.7%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.6%	5.0%
(1)	Includes the settlement of renegotiated contracts through new operations.

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

12)	NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands
	On December 31, 2022	On December 31, 2021
Non-current assets held for sale
Real estate	878,814	904,591
Vehicles and similar	327,808	289,197
Machinery and equipment	1,108	1,238
Other	29,201	1,246
Total	1,236,931	1,196,272

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

13)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousands
	On December 31, 2022							Year ended on December 31, 2022
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit of associates and joint ventures	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	500	524,945	2,500
Tecnologia Bancária S.A. (2)	24.55%	24.55%	234,418	792,287	2,126,537	882,585	1,080,496	14,928	2,905,617	70,567
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	11,090	2,556,993	27,725
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	23,613	380,640	1,103,210	433,538	677,412	(17,697)	233,953	(78,456)
Other (3)			6,720,922					708,065
Total investments in associates			7,516,914					716,886

Elo Participações S.A. (4)	50.01%	50.01%	1,453,599	1,030,474	2,235,890	461,727	164,576	639,040	(64,130)	3,266,364
Total investments in joint ventures			1,453,599					639,040
Total on December 31, 2022			8,970,513					1,355,926

(1) Revenue from financial intermediation or revenue from the provision of services;

(2) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Group received interest on equity, R$204,103 thousand, in the year ended December 31, 2022 referring to Empresa Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the year ended December 31, 2022, the Group had received R$471,392 thousand in dividends from this investment.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Companies	R$ thousands
	On December 31, 2021							Year ended on December 31, 2021
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit of associates and joint ventures	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,917,013	8,728	536,972	45,270
Tecnologia Bancária S.A. (3)	24.55%	24.55%	219,491	914,853	1,977,956	866,662	1,132,175	53,446	3,131,402	178,605
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(633)	1,374,391	(1,582)
Gestora de Inteligência de Crédito S.A. (3)	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(15,254)	168,977	(73,876)
Others (2) (3)			5,469,054					(50,301)
Total investments in associates			6,136,420					(4,014)

Elo Participações S.A. (4)	50.01%	50.01%	1,421,146	734,729	2,729,981	313,385	211,267	425,518	15,264	854,205
Total investments in joint ventures			1,421,146					425,518
Total on December 31, 2021			7,557,566					421,504

(1) Revenue from financial intermediation or revenue from the provision of services;

(2) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements;

(3) It primarily includes investments in public companies Cielo S.A. and Fleury S.A. In the year ended December 31, 2021, the Group received R$117,803 thousand in dividends and interest on equity from the company Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the year ended December 31, 2021, the Organization received R$592,492 thousand in dividends from this investment.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b)	Changes in associates and joint ventures

	R$ thousands
	2022	2021
Initial balances	7,557,566	7,386,840
Acquisitions	348,801	290,211
Write-offs/Sale	(218,797)	(177,602)
Share of profit of associates and joint ventures	1,355,926	421,504
Dividends/Interest on equity	(749,109)	(588,156)
Other	676,126	224,769
Balance on December 31	8,970,513	7,557,566

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

14)	PROPERTY AND EQUIPMENT

a)	Composition of property and equipment by class

	R$ thousands
	Annual depreciation rates	Cost	Accumulated depreciation	Net
Buildings	4%	8,091,082	(3,971,609)	4,119,473
Land	-	929,066	-	929,066
Installations, properties and equipment for use	10%	6,278,097	(3,049,442)	3,228,655
Security and communication systems	10%	371,569	(296,778)	74,791
Data processing systems	20%	12,268,559	(8,744,776)	3,523,783
Transportation systems	20%	229,717	(134,363)	95,354
Balance on December 31, 2022 (1)		28,168,090	(16,196,968)	11,971,122

Buildings	4%	9,341,822	(3,406,337)	5,935,485
Land	-	973,725	-	973,725
Installations, properties and equipment for use	10%	6,259,877	(3,096,944)	3,162,933
Security and communication systems	10%	375,116	(273,022)	102,094
Data processing systems	20%	10,562,634	(7,331,101)	3,231,533
Transportation systems	20%	221,162	(113,827)	107,335
Balance on december 31, 2021 (1)		27,734,336	(14,221,231)	13,513,105
(1)	Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b)	Change in property and equipment by class

	R$ thousands
	Buildings	Land	Installations and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Adjusted balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129
Additions	702,066	-	887,552	23,154	1,345,082	9,559	2,967,413
Write-offs	(65,816)	(47,869)	(194,433)	(30,094)	(453,075)	(1,397)	(792,684)
Impairment	-	-	(132)	(4,488)	(15,413)	-	(20,033)
Depreciation	(870,379)	-	(777,081)	(38,742)	(1,002,781)	(23,737)	(2,712,720)
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105

Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105
Additions	875,455	-	774,483	18,648	2,031,532	28,235	3,728,353
Write-offs	(627,251)	(44,659)	(133,196)	(8,867)	(553,933)	(15,470)	(1,383,376)
Impairment	-	-	(44)	(175)	(3,476)	-	(3,695)
Depreciation	(711,861)	-	(575,521)	(36,909)	(1,181,873)	(24,746)	(2,530,910)
Transfers	(1,352,355)	-	-	-	-	-	(1,352,355)
Balance on December 31, 2022 (1)	4,119,473	929,066	3,228,655	74,791	3,523,783	95,354	11,971,122
(1)	Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

15)	INTANGIBLE ASSETS AND GOODWILL

a)	Change in intangible assets and goodwill by class

	R$ thousands
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464
Additions/(reductions)	(1,035,448)	1,451,657	2,150,051	1,255,543	320,426	4,142,229
Impairment	(9,362)	(713,113)	(115,885)	(2,146)	-	(840,506)
Accumulated amortization	-	(1,320,446)	(827,236)	(572,646)	(339,852)	(3,060,180)
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007

Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Additions/(reductions) (2)	493,357	1,895,195	4,277,979	455,548	916,296	8,038,375
Impairment	-	(175,259)	(842,000)	-	-	(1,017,259)
Accumulated amortization	-	(1,215,247)	(1,214,388)	(251,704)	(450,971)	(3,132,310)
Balance on December 31, 2022	6,542,091	3,554,635	6,949,393	1,252,485	501,209	18,799,813
(1)	Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and
(2)	Primarily includes goodwill related to the acquisition of Digio.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Composition of goodwill by segment

	R$ thousands
	On December 31, 2022	On December 31, 2021
Banking	6,075,648	5,583,201
Insurance	466,443	465,533
Total	6,542,091	6,048,734

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2022 and 2021.

16)	OTHER ASSETS

	R$ thousands
	On December 31, 2022	On December 31, 2021
Foreign exchange transactions (1)	36,970,153	37,099,430
Debtors for guarantee deposits (2)	20,462,101	19,819,051
Securities trading	4,291,006	4,795,860
Trade and credit receivables	2,039,371	1,403,653
Receivables	1,942,928	1,293,457
Financial assets (4) (5)	65,705,559	64,411,451
Deferred acquisition cost (insurance) - Note 21e	1,285,383	1,115,127
Other debtors	3,723,722	3,104,184
Prepaid expenses	1,450,271	1,045,313
Interbank and interdepartmental accounts	238,649	348,092
Other (3)	4,211,732	2,381,939
Other assets	10,909,757	7,994,655
Total	76,615,316	72,406,106
(1)	Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;
(2)	It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;
(3)	Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property;
(4)	Financial assets accounted for at amortized cost; and
(5)	In 2022 and 2021, we did not incur any impairment losses on other financial assets.

17)	DEPOSITS FROM BANKS

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a)    Composition by nature

	R$ thousands
	On December 31, 2022	On December 31, 2021
Demand deposits	1,187,198	1,508,083
Interbank deposits	1,553,496	4,655,644
Securities sold under agreements to repurchase	222,694,031	222,574,700
Borrowings	32,625,290	26,546,104
Onlending	23,888,023	23,724,749
Total	281,948,038	279,009,280

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

18)	DEPOSITS FROM CUSTOMERS

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a)    Composition by nature

	R$ thousands
	On December 31, 2022	On December 31, 2021
Demand deposits	56,882,411	56,613,691
Savings deposits	134,624,479	139,341,042
Time deposits	399,175,316	373,771,517
Total	590,682,206	569,726,250

19)	FUNDS FROM SECURITIES ISSUED

a)	Composition by type of security issued and location

	R$ thousands
	On December 31, 2022	On December 31, 2021
Instruments Issued – Brazil:
Real estate credit notes	51,258,545	41,461,933
Agribusiness notes	31,176,213	17,300,060
Financial bills	93,772,038	79,752,267
Real Estate Secured Bill (LIG)	30,290,640	13,936,949
Subtotal	206,497,436	152,451,209
Securities – Overseas:
Euronotes	3,934,384	1,849,851
Securities issued through securitization – (item (b))	8,456,444	9,135,795
Subtotal	12,390,828	10,985,646
Structured Operations Certificates	3,369,064	2,791,687
Total	222,257,328	166,228,542

b)	Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

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

c)	Changes in securities issued

	R$ thousands
	2022	2021
Opening balances on January 1	166,228,542	144,903,825
Issuance	101,692,599	105,221,591
Interest accrued	21,101,371	7,543,275
Settlement and interest payments	(64,795,895)	(92,274,643)
Exchange variation and others	(1,969,289)	834,494
Closing balance on December 31	222,257,328	166,228,542

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

20)	SUBORDINATED DEBTS

a)	Composition of subordinated debt

Maturity	R$ thousands
	Original term in years	Nominal amount	On December 31, 2022	On December 31, 2021
In Brazil:
Financial bills:
2022		-	-	5,413,488
2023	7	1,347,452	2,430,244	2,125,935
2024	7	67,450	118,737	105,003
2025	7	3,871,906	5,211,294	6,427,648
2027	7	401,060	492,360	430,028
2023	8	1,523,546	3,083,598	2,685,658
2024	8	136,695	243,608	214,204
2025	8	3,328,102	3,642,764	6,477,614
2026	8	694,800	932,713	821,253
2028	8	55,437	67,985	59,315
2024	9	4,924	12,354	10,653
2025	9	370,344	616,544	546,022
2027	9	89,700	129,175	113,969
2022		-	-	147,062
2023	10	688,064	1,643,525	1,504,108
2025	10	284,137	827,974	709,953
2026	10	196,196	438,172	380,719
2027	10	256,243	423,111	377,838
2028	10	248,300	402,261	355,845
2030	10	134,500	171,951	155,130
2030	8	2,368,200	2,581,541	-
2031	10	7,270,000	8,618,267	7,491,477
2032	10	5,378,500	5,813,434	-
2026	11	3,400	6,907	6,226
2027	11	47,046	80,272	70,532
2028	11	74,764	129,311	115,528
Perpetual		13,199,755	14,123,230	11,458,580
Subtotal in Brazil (1)			52,241,332	48,203,788
Overseas:
2022	-	-	-	6,247,289
Subtotal overseas			-	6,247,289
Total (2)			52,241,332	54,451,077

(1) Includes the amount of R$37,781,759 thousand (on December 2021 – R$31,129,540 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose; and

(2) In February of 2022, there was the maturity of the subordinated debt issued Abroad – Bradesco Grand Cayman – the total amount of the transaction was R$6,138,550 thousand (on December 31, 2021 – R$8,314,720 thousand).

b)	Changes in subordinated debt

	R$ thousands
	2022	2021
Opening balances on January 1	54,451,077	53,246,232
Issuance	9,796,000	9,130,200
Interest accrued	7,262,125	3,154,164
Settlement and interest payments	(18,768,306)	(11,165,628)
Foreign exchange variation	(499,564)	86,109
Closing balance on December 31	52,241,332	54,451,077

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

21)	TECHNICAL PROVISIONS FOR INSURANCE AND PENSION PLANS

a)	Technical provisions by account

	R$ thousands
	Non-Life and Health (1)		Life and Pension (2)(3)		Total
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Current and long-term liabilities
Mathematical reserve for unvested benefits (PMBAC)	1,090,358	1,179,406	268,511,627	241,065,876	269,601,985	242,245,282
Mathematical reserve for vested benefits (PMBC)	682,205	695,210	12,526,030	11,884,439	13,208,235	12,579,649
Reserve for claims incurred but not reported (IBNR)	5,629,329	4,961,729	1,036,825	1,014,034	6,666,154	5,975,763
Unearned premium reserve	6,562,244	4,922,394	3,440,577	2,483,216	10,002,821	7,405,610
Reserve for unsettled claims (PSL)	5,153,595	4,997,427	2,008,302	1,991,574	7,161,897	6,989,001
Reserve for financial surplus (PET)	-	-	870,021	861,170	870,021	861,170
Other technical provisions	2,817,145	3,378,434	5,826,859	6,951,725	8,644,004	10,330,159
Total reserves	21,934,876	20,134,600	294,220,241	266,252,034	316,155,117	286,386,634

(1) The line “Other provisions” for Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$2,718,990 thousand (R$3,280,927 thousand on December 31, 2021) and Provision for Related Expenses of R$83,721 thousand (R$84,224 thousand on December 31, 2021);

(2) The line “Other provisions” for Life and Pension Plans substantially includes the “Provision for redemptions and other amounts to be settled” in the amount of R$2,820,984 thousand (R$3,047,124 thousand on December 31, 2021) "Provision for Related Expenses" of R$394,907 thousand (R$653,541 thousand on December 31, 2021), the "Complementary Provision for Coverage (PCC)" in the amount of R$1,265,146 thousand (R$1,926,919 thousand on December 31, 2021) and "Other technical provisions" of R$ 1,305,127 thousand (R$ 1,305,127 thousand on December 31, 2021); and

(3) Includes the Provision for unearned premiums for unissued risks in force (PPNG-RVNE) in the amount of R$210,954 thousand, of which R$186,036 thousand - Insurance and R$24,918 thousand - Life and Pensions.

b)	Technical provisions by product

	R$ thousands
	Non-Life and Health		Life and pension plans (1)		Total
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Health (Health and Dental)	15,599,322	15,039,385	-	-	15,599,322	15,039,385
Non-Life	6,335,554	5,095,215	-	-	6,335,554	5,095,215
Life	-	-	24,609,100	20,899,215	24,609,100	20,899,215
Pension plans	-	-	269,611,141	245,352,819	269,611,141	245,352,819
Total technical provisions	21,934,876	20,134,600	294,220,241	266,252,034	316,155,117	286,386,634
(1)	Is comprised of the Companies personal and pension insurance operations.

c)	Changes in the technical provision for insurance and pension plans

(i)	Insurance – Non-Life, Life and Health Insurance

	R$ thousands
	2022	2021
At the beginning of the year	41,033,815	34,744,396
Retrocession	(2,334)	(2,423)
Subtotal at beginning of the year	41,031,481	34,741,973
Additions, net of reversals	46,725,651	40,444,470
Payment of claims, benefits and redemptions	(42,607,944)	(36,227,017)
Adjustment for inflation and interest	1,392,776	2,072,055
Subtotal on December 31	46,541,964	41,031,481
Retrocession	2,013	2,334
Closing balance on December 31	46,543,977	41,033,815

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

(ii)	Insurance – Pension Plans

	R$ thousands
	2022	2021
Initial balances	245,352,819	244,720,988
Receipt of premiums net of fees	34,095,654	29,021,129
Payment of benefits	(1,534,454)	(1,331,764)
Payment of redemptions	(29,728,682)	(29,903,661)
Adjustment for inflation and interest	27,085,942	10,499,820
Others	(5,660,139)	(7,653,693)
Closing balance on December 31	269,611,140	245,352,819

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Guarantees for the technical provisions

	R$ thousands
	Insurance		Life and pension plans		Total
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Total technical provisions	21,934,876	20,134,600	294,220,241	266,252,034	316,155,117	286,386,634
(-) Portion corresponding to contracted reinsurance	(4,924)	(10,186)	(21,655)	(16,037)	(26,579)	(26,223)
(-) Premiums receivables	(2,497,694)	(1,774,506)	-	-	(2,497,694)	(1,774,506)
(-) Unearned premium provision – Health and dental insurance (1)	(2,308,455)	(1,849,070)	-	-	(2,308,455)	(1,849,070)
Technical provisions to be covered	17,123,803	16,500,838	294,198,586	266,235,997	311,322,389	282,736,835

Investment fund quotas (VGBL and PGBL) (2)	-	-	233,561,256	209,419,706	233,561,256	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	4,159,848	4,354,207	24,250,045	25,661,527	28,409,893	30,015,734
Government securities	14,232,086	14,003,541	35,625,853	34,567,252	49,857,939	48,570,793
Stocks	-	-	1,202,571	-	1,202,571	-
Private securities	205,881	-	793,191	270,249	999,072	270,249
Total assets guarantee portfolio (3)	18,597,815	18,357,748	295,432,916	269,918,734	314,030,731	288,276,482

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 521/22;

(2) The investment funds “VGBL” and “PGBL” are consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Changes in deferred acquisition cost

	R$ thousands
	2022	2021
Initial balances	1,115,127	1,020,567
Additions	2,017,556	1,776,681
Amortizations	(1,847,300)	(1,682,121)
Closing balance on June 30	1,285,383	1,115,127

f)	Changes in reinsurance assets

	R$ thousands
	2022	2021
Initial balances	75,996	87,036
Additions	32,862	23,645
Amortization and reversal of provisions	-	-
Recovered insurance losses	(24,324)	(39,739)
Reversal/Monetary adjustment	10	(511)
Other	2,160	5,565
Closing balance on December 31	86,704	75,996

g)	Claim information

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Non-Life – Gross Claims (1)

	R$ thousands
	Year claims were notified
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	December, 2022	Total
Amount estimated for the claims:
· In the year of notification	3,348,274	3,224,788	3,914,716	4,398,468	4,069,482	3,715,094	3,431,272	3,290,692	3,077,087	3,945,867	4,852,854
· One year after notification	3,240,688	3,041,662	3,652,423	4,252,020	3,905,260	3,736,592	3,420,273	3,340,419	3,153,736	3,990,932	-
· Two years after notification	3,233,150	3,009,371	3,666,041	4,230,440	3,921,622	3,753,426	3,418,154	3,371,489	3,167,907	-	-
· Three years after notification	3,256,062	3,044,232	3,654,223	4,259,240	3,931,921	3,733,360	3,445,962	3,378,732	-	-	-
· Four years after notification	3,292,376	3,034,096	3,669,148	4,275,645	3,923,378	3,740,808	3,451,255	-	-	-	-
· Five years after notification	3,113,580	3,049,171	3,679,488	4,275,871	3,939,097	3,749,497	-	-	-	-	-
· Six years after notification	3,128,386	3,058,018	3,690,793	4,284,387	3,942,074	-	-	-	-	-	-
· Seven years after notification	3,133,871	3,064,089	3,701,722	4,294,741	-	-	-	-	-	-	-
· Eight years after notification	3,137,466	3,067,073	3,702,156	-	-	-	-	-	-	-	-
· Nine years after notification	3,145,858	3,070,539	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,170,911	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	3,170,911	3,070,539	3,702,156	4,294,741	3,942,074	3,749,497	3,451,255	3,378,732	3,167,907	3,990,932	4,852,854	40,771,598
Payments of claims	(3,137,888)	(3,059,687)	(3,686,452)	(4,263,589)	(3,918,665)	(3,723,925)	(3,413,826)	(3,316,101)	(3,103,270)	(3,863,256)	(3,830,405)	(39,317,064)
Outstanding Claims	33,023	10,852	15,704	31,152	23,409	25,572	37,429	62,631	64,637	127,676	1,022,449	1,454,534

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Non-Life – Claims Net of Reinsurance Ceded (1)

	R$ thousands
	Year claims were notified
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	December, 2022	Total
Amount estimated for net claims for reinsurance:
· In the year of notification	3,022,457	3,021,084	3,738,619	4,044,061	3,920,176	3,676,482	3,393,439	3,272,217	2,340,749	3,936,449	4,851,659
· One year after notification	2,908,173	2,849,909	3,516,057	3,929,714	3,789,359	3,698,248	3,384,216	2,830,565	2,416,594	3,982,417	-
· Two years after notification	2,915,173	2,832,016	3,534,208	3,898,947	3,802,213	3,714,749	3,388,620	2,861,335	2,430,654	-	-
· Three years after notification	2,927,529	2,874,862	3,525,610	3,920,278	3,813,476	3,694,864	3,415,914	2,868,501	-	-	-
· Four years after notification	2,957,403	2,868,888	3,539,001	3,932,723	3,808,035	3,702,483	3,420,803	-	-	-	-
· Five years after notification	2,963,901	2,884,539	3,550,642	3,925,687	3,822,974	3,711,210	-	-	-	-	-
· Six years after notification	2,978,029	2,893,423	3,554,010	3,934,139	3,826,689	-	-	-	-	-	-
· Seven years after notification	2,983,500	2,894,891	3,564,844	3,943,770	-	-	-	-	-	-	-
· Eight years after notification	2,981,996	2,897,755	3,565,210	-	-	-	-	-	-	-	-
· Nine years after notification	2,990,314	2,901,163	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,015,060	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	3,015,060	2,901,163	3,565,210	3,943,770	3,826,689	3,711,210	3,420,803	2,868,501	2,430,654	3,982,417	4,851,659	38,517,136
Payments of claims	(2,982,604)	(2,890,367)	(3,549,620)	(3,913,293)	(3,803,326)	(3,685,672)	(3,384,305)	(2,806,105)	(2,366,464)	(3,855,000)	(3,830,085)	(37,066,841)
Net outstanding unsettled claims	32,456	10,796	15,590	30,477	23,363	25,538	36,498	62,396	64,190	127,417	1,021,574	1,450,295

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded (1)

	R$ thousands
	Year claims were notified
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	December, 2022	Total
Amount estimated for net claims for reinsurance:
· In the year of notification	4,257,561	4,326,906	5,069,079	5,459,585	5,413,512	5,213,956	4,831,466	4,758,715	4,131,215	6,573,667	7,110,093
· One year after notification	4,134,444	4,148,519	4,889,217	5,355,503	5,280,798	5,186,209	4,800,313	4,316,075	4,190,411	6,567,773	-
· Two years after notification	4,151,462	4,158,528	4,902,783	5,302,462	5,270,944	5,218,280	4,844,555	4,381,409	4,178,459	-	-
· Three years after notification	4,163,604	4,184,738	4,802,886	5,243,714	5,262,666	5,213,961	4,867,548	4,332,294	-	-	-
· Four years after notification	4,191,766	4,165,035	4,781,938	5,242,728	5,270,203	5,238,877	4,847,189	-	-	-	-
· Five years after notification	4,197,799	4,189,183	4,775,574	5,226,434	5,300,596	5,223,060	-	-	-	-	-
· Six years after notification	4,218,005	4,193,407	4,774,017	5,242,573	5,277,159	-	-	-	-	-	-
· Seven years after notification	4,224,281	4,210,256	4,796,556	5,239,891	-	-	-	-	-	-	-
· Eight years after notification	4,230,263	4,222,636	4,775,261	-	-	-	-	-	-	-	-
· Nine years after notification	4,253,396	4,221,171	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,454,052	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	4,454,052	4,221,171	4,775,261	5,239,891	5,277,159	5,223,060	4,847,189	4,332,294	4,178,459	6,567,773	7,110,093	56,226,402
Payments of claims	(4,229,684)	(4,160,509)	(4,719,331)	(5,141,266)	(5,183,175)	(5,079,834)	(4,688,115)	(4,134,142)	(3,912,842)	(6,104,508)	(5,416,936)	(52,770,342)
Net outstanding unsettled claims	224,368	60,662	55,930	98,625	93,984	143,226	159,074	198,152	265,617	463,265	1,693,157	3,456,060

(1) “Retrocession” R$13,832 thousand,”Reinsurance” R$4,239 thousand, “Health” R$3,719,160 thousand, estimate of salvages and redresses in the amount of R$207,747 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(176,353) thousand were not considered in the claims development.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

22)	PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)	Contingent assets

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

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually significant amounts.

II	- Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

In December 2017, with the mediation of the Attorney’s General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

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

The main cases are:

-	PIS and Cofins - R$2,906,220 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

-	Pension Contributions – R$1,824,202 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF (income tax) on such financial contributions;

-	IRPJ/CSLL (corporate income tax and social contribution) on MTM (mark-to-market) - R$684,624 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

-	PIS and Cofins - R$657,370 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements
-	INSS (National Institute of Social Security) – Contribution to SAT (Occupational Accident Insurance) – R$480,085 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

-	INSS Autonomous Brokers – R$256,490 thousand (R$343,896 thousand on December 31, 2021): The Group is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV	- Changes in other provisions

	R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112
Adjustment for inflation	799,803	484,516	176,903
Provisions, net of (reversals and write-offs)	1,044,511	1,734,207	(351,476)
Payments	(2,005,705)	(2,132,673)	(24,502)
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037

Balance on December 31, 2021	6,729,107	9,178,471	8,072,037
Adjustment for inflation	762,281	409,432	511,159
Provisions, net of (reversals and write-offs)	906,488	1,214,974	(929,438)
Payments	(2,387,910)	(2,813,670)	(176,394)
Balance on December 31, 2022	6,009,966	7,989,207	7,477,364

c)	Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2022, R$9,211,004 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$39,703,592 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,548,883 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	IRPJ and CSLL – 2006 to 2021 – R$8,054,885 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

-	COFINS – 2001 to 2005 – R$5,757,539 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

-	IRPJ and CSLL deficiency note – 2008 to 2016 – R$2,976,879 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

-	ISSQN – Commercial Leasing Companies – R$1,725,257 thousand (R$1,466,305 thousand on December 31, 2021): it discusses relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	PIS and COFINS notifications and disallowances of compensations – R$1,563,374 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) of acquired companies;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,250,549 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-	IRPJ and CSLL deficiency note – 2008 to 2013 – R$728,777 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

-	PLR - Profit Sharing - Base years from 2009 to 2011 - R$173,351 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d)	Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named “Operation Zelotes”, investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). There is a sentence of the two former members of the board of Bradesco, pending transit in judgment.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

23)	OTHER LIABILITIES

a)	Other liabilities

	R$ thousands
	On December 31, 2022	On December 31, 2021
Other financial liabilities	92,556,433	86,407,304
Credit card transactions (1)	33,097,889	27,368,218
Foreign exchange transactions (2)	37,404,746	36,784,241
Loan assignment obligations	4,484,288	5,199,819
Capitalization bonds	9,134,099	8,400,640
Securities trading	3,838,999	3,992,900
Lease liabilities (Note 23b)	4,596,412	4,661,486

Other liabilities	41,052,291	35,683,882
Third party funds in transit (3)	7,750,360	7,831,919
Provision for payments	11,527,472	9,065,571
Sundry creditors	4,780,536	4,389,071
Social and statutory	5,570,334	504,418
Other taxes payable	2,309,741	2,535,903
Liabilities for acquisition of assets and rights	822,479	1,375,489
Other	8,291,369	9,981,511
Total	133,608,724	122,091,186
(1)	Refers to amounts payable to merchants;
(2)	Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3)	Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b)	Lease liabilities

R$ thousands
Closing balance on December 31, 2020	5,093,143
Remeasurement and new contracts	776,400
Payments	(1,685,513)
Appropriation of financial charges	462,399
Foreign exchange variation	15,057
Closing balance on December 31, 2021	4,661,486

Closing balance on December 31, 2021	4,661,486
Remeasurement and new contracts	1,064,802
Payments	(1,916,000)
Appropriation of financial charges	804,378
Foreign exchange variation	(18,254)
Closing balance on December 31, 2022	4,596,412

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2022 is divided as follows: R$1,003,263 thousand up to one year (R$977,027 thousand up to 1 year in 2021), R$3,471,865 thousand between 1 and 5 years (R$3,329,764 thousand between one to five years in 2021) and R$625,974 thousand over 5 years (R$828,633 thousand for more than five years as of December 31, 2021).

Impacts on the statement of income

The impact on the income for the year ended December 31, 2022 was: “Expenses of depreciation” – R$745,280 thousand (R$725,690 thousand in the year ended December 31, 2021), “Interest and similar expenses” – R$804,378 thousand (R$462,399 thousand in the year ended December 31, 2021) and “Expenses of the foreign exchange variation” – R$18,254 thousand (R$15,057 thousand in the year ended December 31, 2021).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Expenses for the year ended December 31, 2022 with short-term contracts were R$386 thousand (R$1,440 thousand in the year ended December 31, 2021).

24)	LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands
	On December 31, 2022	On December 31, 2021
Commitments to extend credit (1)	318,281,881	309,104,025
Financial guarantees (2)	97,960,932	83,467,093
Letters of credit for imports	793,921	1,233,034
Total	417,036,734	393,804,152
(1)	It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2)	It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25)	EQUITY

a)	Capital and shareholders’ rights

i.	Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	10,658,488,028	9,719,079,572
Treasury (common shares) (1)	(8,089,200)	(17,493,900)
Treasury (preferred shares) (1)	(8,228,600)	(12,051,100)
Total outstanding shares	10,642,170,228	9,689,534,572
(1)	In December 2022, shares held in treasury issued by the Company were repurchased (item d).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

ii.	Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuance of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares (2)	(17,493,900)	(12,051,100)	(29,545,000)
Number of outstanding shares on December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572
Increase of capital stock with issuance of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Acquisition of treasury shares (2)	(8,089,200)	(8,228,600)	(16,317,800)
Number of outstanding shares on December 31, 2022	5,330,304,681	5,311,865,547	10,642,170,228
(1)	It benefited the shareholders registered in the records of Bradesco on April 18, 2022 (April 16 in 2021); and
(2)	On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved, without reduction in the capital stock, approved by Bacen on March 31, 2022.

In the Extraordinary Shareholders’ Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

c)	Interest on equity/Dividends

At a meeting of the Board of Directors on June 9, 2022, the Board of Executive Officers' proposal was approved for the payment of intermediate interest on equity to shareholders, related to the first half of 2022, in the amount of R$2,000,000 thousand, of which R$0.178723065 per common share and R$0.196595372 per preferred share, which payment was made on June 30, 2022.

At a meeting of the Board of Directors on December 26, 2022, the Board of Executive Officers' proposal was approved for payment of addtional interest on equity to shareholders, related to the second half of 2022, in the amount of R$5,926,000 thousand, of which R$0.530368815 per common share and R$0.583405697 per preferred share, whose payment will be made on March 8, 2023.

Interest on equity/dividends were paid or recognized in provisions, as follows:

Description	R$ thousands
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on equity paid	0.206998	0.227698	2,040,089	306,013	1,734,076
Intermediary interest on equity paid	0.490007	0.539008	5,000,000	750,000	4,250,000
Supplementary interest on shareholders´ equity paid	0.019660	0.021625	200,000	30,000	170,000
Supplementary dividends paid	0.196595	0.216255	2,000,000	-	2,000,000
Total year ended on December 31, 2021	0.913260	1.004586	9,240,089	1,086,013	8,154,076

Monthly interest on equity paid	0.206998	0.227698	2,246,162	336,924	1,909,238
Intermediary interest paid on equity (1)	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on equity provisioned (2)	0.530369	0.583406	5,926,000	888,900	5,037,100
Total year ended on December 31, 2022	0.916090	1.007699	10,172,162	1,525,824	8,646,338

(1) Paid on June 30, 2022; and

(2) To be paid on March 8, 2023.

d)    Shares in treasury

In the Extraordinary Shareholders’ Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by BACEN on March 31, 2022).

On May 5, 2022, the Board of Directors decided to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 6, 2022 to November 6, 2023, up to 106,584,880 nominative-book-entry shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On December 31, 2022, 8,089,200 common shares and 8,228,600 preferred shares remained in treasury, in the amount of R$224,377 thousand. The minimum, average and maximum cost per common share is R$12.41, R$12.91 and R$13.47 and per preferred share is R$13.91, R$14.58 and R$15.45 respectively. The market value of these shares, on December 31, 2022, was R$13.47 per common share and R$15.15 per preferred share.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

26)	EARNINGS PER SHARE

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31
	2022 (1)	2021 (1)	2020 (1)
Net earnings attributable to the parent’s common shareholders (R$ thousands)	10,016,947	11,061,730	7,560,015
Net earnings attributable to the parent’s preferred shareholders (R$ thousands)	10,966,743	12,110,592	8,276,847
Weighted average number of common shares outstanding (thousands)	5,346,229	5,346,746	5,358,591
Weighted average number of preferred shares outstanding (thousands)	5,324,581	5,325,101	5,333,350
Basic earnings per share attributable to common shareholders of the parent company (in Reais)	1.87	2.07	1.41
Basic earnings per share attributable to preferred shareholders of the parent company (in Reais)	2.06	2.27	1.55

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders’ Meeting held on March 10, 2022, in the proportion of one new share for every 10 shares held.

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27)	NET INTEREST INCOME

	R$ thousands
	Year ended December 31
	2022	2021	2020
Interest and similar income
Loans and advances to banks	17,154,023	9,043,136	6,802,466
Loans and advances to customers:
- Loans	100,681,327	72,338,735	67,443,078
- Leases	485,298	247,502	152,978
Financial assets:
- At fair value through profit or loss	29,224,224	18,631,552	13,982,931
- Fair value through other comprehensive income	29,301,725	17,975,178	13,632,071
- At amortized cost	15,526,536	16,873,684	15,698,407
Compulsory deposits with the Central Bank	8,224,712	3,101,796	2,017,605
Other financial interest income	15,340	11,763	13,835
Total	200,613,185	138,223,346	119,743,371

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(230,452)	(100,492)	(28,232)
- Funding in the open market	(26,140,363)	(12,529,476)	(8,423,041)
- Borrowings and onlending	(5,182,646)	(3,351,886)	(5,907,385)
Deposits from customers:
- Savings accounts	(9,351,219)	(4,268,873)	(3,049,149)
- Time deposits	(32,706,362)	(11,175,855)	(5,634,342)
Securities issued	(21,274,753)	(7,348,164)	(4,786,206)
Subordinated debt	(7,262,125)	(3,154,164)	(2,403,327)
Technical provisions for insurance, pension plans and capitalization bonds	(29,163,334)	(13,192,413)	(18,344,005)
Total	(131,311,254)	(55,121,323)	(48,575,687)

Net interest income	69,301,931	83,102,023	71,167,684

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

28)	FEE AND COMISSION INCOME

	R$ thousands
	Year ended December 31
	2022	2021	2020
Fee and commission income
Credit card income	9,088,525	7,510,685	6,754,319
Current accounts	7,704,791	7,980,149	7,927,357
Collections	1,851,107	1,970,919	2,150,007
Guarantees	1,098,907	1,111,476	1,259,236
Asset management	1,256,998	1,340,761	1,348,214
Consortium management	2,250,563	2,202,959	1,921,206
Custody and brokerage services	1,320,982	1,293,899	1,200,729
Underwriting/ Financial Advisory Services	1,032,534	1,213,016	1,150,460
Payments	440,319	440,155	462,535
Other	1,089,481	968,988	762,391
Total	27,134,207	26,033,007	24,936,454

29)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands
	Year ended December 31
	2022	2021	2020
Fixed income securities	(1,194,944)	(9,956,696)	784,649
Derivative financial instruments	2,190,944	762,019	(19,188,022)
Equity securities	(176,645)	(2,078,113)	(183,030)
Total	819,355	(11,272,790)	(18,586,403)

30)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities, when they are sold.

31)	NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

32)	GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands
	Year ended December 31
	2022	2021	2020
Written premiums	85,595,892	73,123,233	65,335,387
Supplemental pension plan contributions	3,660,846	3,519,774	3,390,768
Ceded coinsurance premiums	(76,150)	(50,041)	(66,647)
Refunded premiums	(146,107)	(311,191)	(179,660)
Reinsurance premiums paid	(59,488)	(60,614)	(69,347)
Written premiums net of reinsurance and coinsurance	88,974,993	76,221,161	68,410,501

Changes in the provision for insurance	(36,419,429)	(31,005,277)	(27,442,202)
Changes in the provision for private Pension Plans	(2,312,170)	(1,595,690)	(2,540,927)
Changes in the insurance technical provisions and Pension Plans	(38,731,599)	(32,600,967)	(29,983,129)

Reported indemnities	(39,566,899)	(34,054,735)	(27,333,375)
Claims expenses	(49,929)	(82,660)	(32,153)
Recovery of ceded coinsurance	115,616	155,091	150,456
Recovery of reinsurance	36,697	36,999	17,595
Salvage recoveries	814,519	743,126	530,509
Changes in the IBNR provision	(651,725)	(836,766)	(979,399)
Retained claims	(39,301,721)	(34,038,945)	(27,646,367)

Commissions on premiums	(3,374,409)	(3,028,200)	(2,779,012)
Recovery of commissions	4,310	7,055	5,073
Fees	(291,964)	(303,500)	(319,105)
Brokerage expenses - private Pension Plans	(138,062)	(225,921)	(133,786)
Changes in deferred commissions	123,335	42,778	24,532
Selling expenses for insurance and Pension Plans	(3,676,790)	(3,507,788)	(3,202,298)

Gross profit from insurance and Pension Plans	7,264,883	6,073,461	7,578,707

33)	PERSONNEL EXPENSES

	R$ thousands
	Year ended December 31
	2022	2021	2020
Salaries	(10,742,802)	(10,080,147)	(9,280,777)
Benefits	(5,374,231)	(4,600,686)	(4,659,876)
Social security charges	(3,724,122)	(3,399,639)	(3,404,017)
Employee profit sharing	(1,722,066)	(1,843,861)	(1,533,955)
Training	(120,135)	(89,359)	(86,852)
Total	(21,683,356)	(20,013,692)	(18,965,477)

34)	OTHER ADMINISTRATIVE EXPENSES

	R$ thousands
	Year ended December 31
	2022	2021	2020
Outsourced services	(5,072,470)	(4,853,582)	(4,768,664)
Communication	(1,101,727)	(1,253,156)	(1,333,127)
Data processing	(2,160,503)	(2,248,464)	(2,150,048)
Advertising and marketing	(1,870,379)	(1,340,104)	(1,052,083)
Asset maintenance	(1,405,984)	(1,304,469)	(1,299,441)
Financial system	(1,561,041)	(1,142,628)	(1,119,697)
Rental	(122,987)	(151,838)	(142,448)
Security and surveillance	(582,261)	(581,656)	(698,206)
Transport	(780,222)	(703,416)	(651,238)
Water, electricity and gas	(358,376)	(356,177)	(373,056)
Advances to FGC (Deposit Guarantee Association)	(714,721)	(670,854)	(588,093)
Supplies	(113,748)	(109,666)	(139,371)
Travel	(91,414)	(33,982)	(77,433)
Other	(1,574,686)	(1,243,163)	(1,091,221)
Total	(17,510,519)	(15,993,155)	(15,484,126)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

35)	DEPRECIATION AND AMORTIZATION

	R$ thousands
	Year ended December 31
	2022	2021	2020
Amortization expenses	(3,132,310)	(3,060,180)	(2,960,924)
Depreciation expenses	(2,530,910)	(2,712,720)	(2,960,106)
Total	(5,663,220)	(5,772,900)	(5,921,030)

36)	OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands
	Year ended December 31
	2022	2021	2020
Sales taxes and other tax expenses	(7,565,683)	(6,828,457)	(6,048,902)
Legal provision	(2,874,896)	(3,888,464)	(2,016,778)
Result from sales of non-current assets, investments, and property and equipment, net (1)	662,967	25,894	(239,606)
Marketing expenses	(3,478,163)	(3,078,632)	(2,858,522)
Other	(4,247,779)	(4,834,098)	(7,658,438)
Total	(17,503,554)	(18,603,757)	(18,822,246)
(1)	Includes gains related to the demutualization of the CIP (Interbank Payments Chamber) on March, 2022.

37)	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousands
	Year ended December 31
	2022	2021	2020
Income before income tax and social contribution	24,209,949	32,852,367	4,075,295
Total burden of income tax (25%) and social contribution (20%) at the current rates	(10,894,477)	(14,783,565)	(1,833,883)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	610,167	189,677	200,186
Interest on equity	4,577,308	3,258,040	2,496,587
Other amounts (1) (2)	2,714,249	1,864,285	11,095,776
Income tax and social contribution for the period	(2,992,753)	(9,471,563)	11,958,666
Effective rate	(12.4)%	(28.8)%	293.4%
(1)	Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies, insurance companies and non-financial companies, in relation to that shown; and (iii) the incentivized deductions; and
(2)	On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of the investment value abroad, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands
	Year ended December 31
	2022	2021	2020
Current taxes:
Current income tax and social contribution expense	(5,535,572)	(5,945,141)	(4,632,251)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	2,206,044	(3,618,473)	5,863,870
Use of opening balances of:
Social contribution loss	(44,551)	(132,605)	(63,150)
Income tax loss	(45,106)	(176,144)	(79,842)
Addition for:
Social contribution loss	78,056	117,270	4,813,120
Income tax loss	348,376	283,530	6,056,919
Total deferred tax expense	2,542,819	(3,526,422)	16,590,917
Income taxes	(2,992,753)	(9,471,563)	11,958,666

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousands
	Balance on December 31, 2021	Amount constituted	Amount realized	Balance on December 31, 2022
Provisions for credit losses	44,561,831	18,348,528	(11,840,417)	51,069,942
Provision for contingencies	10,409,560	1,116,999	(2,068,224)	9,458,335
Impairment of securities and investments	3,912,172	365,604	(1,836,528)	2,441,248
Adjustment to fair value of securities	353,503	68,299	(341,282)	80,520
Other	6,672,640	2,764,139	(3,162,533)	6,274,246
Total deductible taxes on temporary differences	65,909,706	22,663,569	(19,248,984)	69,324,291
Income tax and social contribution losses in Brazil and overseas	18,701,919	516,281	(89,657)	19,128,543
Subtotal	84,611,625	23,179,850	(19,338,641)	88,452,834
Adjustment to securities at fair value through OCI	1,935,615	2,733,896	(902,459)	3,767,052
Total deferred tax assets (1)	86,547,240	25,913,746	(20,241,100)	92,219,886
Deferred tax liabilities (1)	8,011,814	2,308,344	(1,535,023)	8,785,135
Net deferred taxes (1)	78,535,426	23,605,402	(18,706,077)	83,434,751

	R$ thousands
	Balance on December 31, 2020	Amount constituted	Amount realized	Balance on December 31, 2021
Provisions for credit losses	45,750,275	7,947,879	(9,136,323)	44,561,831
Provision for contingencies	10,423,896	1,246,310	(1,260,646)	10,409,560
Impairment of securities and investments	3,750,503	559,875	(398,206)	3,912,172
Adjustment to fair value of securities	991,069	194,106	(831,672)	353,503
Other	6,570,827	3,010,355	(2,908,542)	6,672,640
Total deductible taxes on temporary differences	67,486,570	12,958,525	(14,535,389)	65,909,706
Income tax and social contribution losses in Brazil and overseas	18,609,868	400,800	(308,749)	18,701,919
Subtotal	86,096,438	13,359,325	(14,844,138)	84,611,625
Adjustment to securities at fair value through OCI	-	1,935,615	-	1,935,615
Total deferred tax assets (1)	86,096,438	15,294,940	(14,844,138)	86,547,240
Deferred tax liabilities (1)	10,361,826	2,369,051	(4,719,063)	8,011,814
Net deferred taxes (1)	75,734,612	12,925,889	(10,125,075)	78,535,426
(1)	Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$7,151,843 thousand in 2022 (R$7,803,779 thousand in 2021).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2022, there was a total of R$16,550 thousand (R$12,681 thousand as of December 31, 2021) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable.

In view of the short period of validity of the increase in the CSLL rate, determined by Law No. 14,446, of September 2, 2022, it did not have a relevant impact on the Financial Statements.

d)	Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	R$ thousands
	Temporary differences		Carry-forward tax losses		Total
Income tax	Income tax	Social contribution	Income tax	Social contribution
2023	9,285,387	7,319,014	344,393	100,297	17,049,091
2024	11,821,026	9,302,137	133,182	63,043	21,319,388
2025	4,413,802	3,504,103	89,101	53,829	8,060,835
2026	5,079,062	4,038,644	92,844	49,919	9,260,469
2027	4,938,365	3,753,447	111,098	60,326	8,863,236
2028	1,494,136	1,183,190	1,757,587	1,385,164	5,820,077
2029	199,462	149,221	2,654,645	2,142,584	5,145,912
2030	964,200	741,285	2,834,462	2,270,521	6,810,468
2031	355,633	211,823	2,202,318	2,382,721	5,152,495
2032	342,334	228,020	91,777	308,732	970,863
Total	38,893,407	30,430,884	10,311,407	8,817,136	88,452,834

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for deductibility of credit losses, established by Law No. 14,467/2022, were contemplated. For more information, see note 42 g.

e)	Deferred tax liabilities

	R$ thousands
	Balance on December 31, 2021	Amount constituted	Realized/Decrease	Balance on December 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	807,714	(1,321,322)	1,310,556
Difference in depreciation	274,687	159,812	(3)	434,496
Judicial deposit	2,326,652	586,930	(177,699)	2,735,883
Other	3,586,311	753,888	(35,999)	4,304,200
Total deferred tax expense	8,011,814	2,308,344	(1,535,023)	8,785,135

	R$ thousands
	Balance on December 31, 2020	Amount constituted	Realized/Decrease	Balance on December 31, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	936,149	(2,260)	1,824,164
Difference in depreciation	232,848	47,815	(5,976)	274,687
Judicial deposit	2,184,863	232,768	(90,979)	2,326,652
Other	2,662,219	1,014,109	(90,017)	3,586,311
Total deferred liabilities on temporary exclusions	5,970,205	2,230,841	(189,232)	8,011,814
Adjustment to securities at fair value through OCI	4,391,621	138,210	(4,529,831)	-
Total deferred tax expense	10,361,826	2,369,051	(4,719,063)	8,011,814

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousands
	On December 31, 2022			On December 31, 2021
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(3,624,066)	1,484,751	(2,139,315)	(15,789,132)	6,625,497	(9,163,635)
Foreign currency translation differences of foreign operations	(75,132)	-	(75,132)	(19,107)	-	(19,107)
Other	210,576	(94,759)	115,817	134,236	(60,406)	73,830
Total	(3,488,622)	1,389,992	(2,098,630)	(15,674,003)	6,565,091	(9,108,912)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

38)	OPERATING SEGMENTS

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

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

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

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bac Florida Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company’s revenue in the year ended on December 2022 and 2021.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2022 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	151,198,428	36,250,128	400,777	(1,121,214)	186,728,119	(2,624,549)	(2,167,017)	23,976,721	205,913,274
Expenses from financial intermediation (4)	(81,330,918)	(29,163,334)	(22)	1,121,214	(109,373,060)	484,249	4,765,294	(27,187,737)	(131,311,254)
Financial margin	69,867,510	7,086,794	400,755	-	77,355,059	(2,140,300)	2,598,277	(3,211,016)	74,602,020
Expected Credit Loss Associated with Credit Risk expense	(31,525,873)	-	-	-	(31,525,873)	43,142	-	7,696,293	(23,786,438)
Gross income from financial intermediation	38,341,637	7,086,794	400,755	-	45,829,186	(2,097,158)	2,598,277	4,485,277	50,815,582
Other income from insurance, pension plans and capitalization bonds	-	7,425,337	-	35,507	7,460,844	-	-	661,773	8,122,617
Fee and commission income and income from banking fees	33,802,362	1,701,005	7,274	(36,169)	35,474,472	(4,977,457)	(1,976,003)	(1,386,805)	27,134,207
Personnel expenses	(20,321,773)	(2,377,250)	(4,284)	-	(22,703,307)	763,928	-	256,023	(21,683,356)
Other administrative expenses (5)	(20,949,621)	(1,635,857)	(7,895)	530,420	(22,062,953)	1,035,520	(594,059)	(1,552,247)	(23,173,739)
Tax expenses	(6,880,656)	(1,188,335)	(18,530)	-	(8,087,521)	521,838	-	-	(7,565,683)
Share of profit (loss) of associates and jointly controlled entities	107,424	125,038	-	-	232,462	1,170,081	-	(46,617)	1,355,926
Other operating income / expenses	(8,457,925)	(500,429)	(5,254)	(1,342,588)	(10,306,196)	1,736,829	(28,215)	(2,746,029)	(11,343,611)
Operating profit/(loss)	15,641,448	10,636,303	372,066	(812,830)	25,836,987	(1,846,419)	-	(328,625)	23,661,943
Non-operating income/(expense)	426,197	127,478	-	-	553,675	(5,669)	-	-	548,006
Income Tax/Soc. Contrib. and non-controlling interests	(2,112,804)	(4,248,857)	(109,659)	812,830	(5,658,490)	1,852,088	-	813,649	(2,992,753)
Net Income for the year ended on December 31, 2022	13,954,841	6,514,924	262,407	-	20,732,172			485,024	21,217,196
Total assets	1,571,006,747	371,322,607	3,871,114	(115,953,851)	1,830,246,617	(10,617,211)	(40,304,939)	20,291,208	1,799,615,675
Investments in associates and joint ventures	68,419,475	2,950,880	1,191	(67,811,381)	3,560,165	5,481,876	-	(71,528)	8,970,513
Total liabilities	1,384,018,647	338,204,857	154,249	(48,142,468)	1,674,235,285	(10,617,211)	(40,304,939)	17,561,276	1,640,874,411

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31 2021 - thousand R$
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	98,849,913	20,204,517	159,242	(186,196)	119,027,476	(612,023)	1,135,111	5,892,867	125,443,431
Expenses from financial intermediation (4)	(34,560,608)	(13,192,413)	(752)	211,047	(47,542,726)	161,179	1,335,070	(9,074,846)	(55,121,323)
Financial margin	64,289,305	7,012,104	158,490	24,851	71,484,750	(450,844)	2,470,181	(3,181,979)	70,322,108
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	-	-	-	(15,500,157)	72,047	-	5,813,901	(9,614,209)
Gross income from financial intermediation	48,789,148	7,012,104	158,490	24,851	55,984,593	(378,797)	2,470,181	2,631,922	60,707,899
Other income from insurance, pension plans and capitalization bonds	-	5,177,940	-	13,385	5,191,325	-	-	1,503,053	6,694,378
Fee and commission income and income from banking fees	31,866,568	1,779,999	767,505	(605,756)	33,808,316	(4,229,902)	(2,049,179)	(1,496,228)	26,033,007
Personnel expenses	(18,425,804)	(2,040,452)	(386,462)	67	(20,852,651)	671,693	-	167,266	(20,013,692)
Other administrative expenses (5)	(19,676,660)	(1,494,814)	(779,724)	1,128,510	(20,822,688)	1,488,706	(361,913)	(2,070,160)	(21,766,055)
Tax expenses	(6,340,354)	(983,979)	(112,654)	-	(7,436,987)	608,530	-	-	(6,828,457)
Share of profit (loss) of associates and jointly controlled entities	7,505	98,692	38,192	-	144,389	719,746	-	(442,631)	421,504
Other operating income / expenses	(13,689,730)	(721,996)	166,027	(561,057)	(14,806,756)	643,235	(59,089)	2,063,496	(12,159,114)
Operating profit/(loss)	22,530,673	8,827,494	(148,626)	-	31,209,541	(476,789)	-	2,356,718	33,089,470
Non-operating income/(expense)	(308,942)	36,765	18	-	(272,159)	35,056	-	-	(237,103)
Income Tax/Soc. Contrib. and non-controlling interests	(5,522,891)	(3,520,279)	51,476	-	(8,991,694)	441,733	-	(921,602)	(9,471,563)
Net Income for the year ended on December 31, 2021	16,698,840	5,343,980	(97,132)	-	21,945,688	-	-	1,435,116	23,380,804
Total assets on December 31, 2021	1,485,771,990	342,175,848	5,495,625	(138,226,247)	1,695,217,216	(10,413,213)	(31,138,435)	21,906,625	1,675,572,193
Investments in affiliates and joint venture on December 31, 2021	70,811,964	2,640,563	405,587	(71,396,385)	2,461,729	5,132,515	-	(36,678)	7,557,566
Total liabilities on December 31, 2021	1,303,885,088	308,096,509	1,300,120	(66,829,862)	1,546,451,855	(10,413,213)	(31,138,435)	20,443,279	1,525,343,486

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models and effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2020 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	74,335,609	22,444,253	109,663	(111,074)	96,778,451	484,720	(3,521,128)	4,687,074	98,429,117
Expenses from financial intermediation (4)	(23,937,104)	(18,341,232)	(455)	118,931	(42,159,860)	(40,645)	1,051,877	(7,427,059)	(48,575,687)
Financial margin	50,398,505	4,103,021	109,208	7,857	54,618,591	444,075	(2,469,251)	(2,739,985)	49,853,430
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	-	-	-	(25,268,087)	(104,072)	-	5,826,884	(19,545,275)
Gross income from financial intermediation	25,130,418	4,103,021	109,208	7,857	29,350,504	340,003	(2,469,251)	3,086,899	30,308,155
Other income from insurance, pension plans and capitalization bonds	-	8,074,969	-	23,773	8,098,742	-	-	-	8,098,742
Fee and commission income and income from banking fees	30,307,248	1,875,701	448,292	(203,830)	32,427,411	4,031,391	2,164,111	(13,686,459)	24,936,454
Personnel expenses	(17,714,158)	(1,903,919)	(174,340)	62	(19,792,355)	(631,755)	-	1,458,633	(18,965,477)
Other administrative expenses (5)	(19,349,706)	(1,524,278)	(340,464)	674,656	(20,539,792)	(1,442,189)	218,055	358,770	(21,405,156)
Tax expenses	(5,476,957)	(1,038,918)	(74,502)	-	(6,590,377)	(541,474)	-	1,082,949	(6,048,902)
Share of profit (loss) of associates and jointly controlled entities	(271)	98,937	16,222	-	114,888	(634,424)	-	964,394	444,858
Other operating income / expenses	(15,634,441)	(1,033,754)	102,438	(502,518)	(17,068,275)	(678,421)	87,085	4,861,111	(12,798,500)
Operating profit/(loss)	(2,737,867)	8,651,759	86,854	-	6,000,746	443,131	-	(1,873,703)	4,570,174
Non-operating income/(expense)	(284,469)	(197,204)	1,100	-	(480,573)	(14,306)	-	-	(494,879)
Income Tax/Soc. Contrib. and non-controlling interests	14,508,637	(3,425,110)	(57,123)	-	11,026,404	(428,825)	-	1,361,087	11,958,666
Net Income for the year ended on December 31, 2020	11,486,301	5,029,445	30,831	-	16,546,577			(512,616)	16,033,961
Total assets on December 31, 2020	1,435,481,875	338,923,828	5,658,304	(135,259,892)	1,644,804,115	(9,364,134)	(44,400,937)	13,614,746	1,604,653,790
Investments in affiliates and joint venture on December 31, 2020	77,091,501	1,856,796	60,271	(77,139,456)	1,869,112	5,177,598	-	340,130	7,386,840
Total liabilities on December 31, 2020	1,291,779,235	338,923,828	5,658,304	(135,259,892)	1,501,101,475	(9,364,134)	(44,400,937)	11,200,012	1,458,536,416

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models and effective interest rate and business combinations;

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

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets - R$(1,118) thousand (2021 – R$(1,074) thousand and 2020 – R$(1,201) thousand); (ii) business models - R$273 thousand (2021 – R$(67) thousand and 2020 – R$1,253 thousand); (iii) effective interest rate - R$416 thousand (2021 – R$(442) thousand and 2020 – R$(1,815) thousand); and (iv) business combination – R$4,431 thousand (2021 – R$4,240 thousand and 2020 – R$3,680 thousand). On December 31, 2022, after adjustments, shareholders' equity under BRGAAP R$154,263 thousand became IFRS R$158,265 thousand.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

39)	TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Assets
Loans and advances to banks	-	-	500,259	431,132	-	-	500,259	431,132
Securities and derivative financial instruments	87,464	113,137	245,323	246,293	-	-	332,787	359,430
Loans and other assets	11	11	709,437	127,391	205,947	186,714	915,395	314,116
Liabilities
Customer and financial institution resources	3,386,794	3,449,443	674,112	739,151	559,901	296,736	4,620,807	4,485,330
Securities and subordinated debt securities	17,095,011	14,179,462	-	-	940,719	763,057	18,035,730	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Other liabilities (4)	1,920,329	54,732	15,019,045	12,285,329	39,826	30,737	16,979,200	12,370,798

	R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	Year ended on December 31
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and expenses		-		-		-		-
Net interest income	(2,487,455)	(789,018)	(33,395)	(37,812)	(152,757)	(44,837)	(2,673,607)	(871,667)
Income from services provided	166	159	180,582	103,150	35	145	180,783	103,454
Other expenses net of other operating revenues	67,354	64,417	(1,950,587)	(1,687,257)	(398,562)	118,348	(2,281,795)	(1,504,492)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 13;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements
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

For 2022, the maximum amount of R$778,650 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$554,872 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousands
	Year ended December 31
	2022	2021	2020
Salaries	747,558	505,462	534,696
Total	747,558	505,462	534,696

Post-employment benefits

	R$ thousands
	Year ended December 31
	2022	2021	2020
Defined contribution pension plans	554,872	516,118	513,082
Total	554,872	516,118	513,082

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b)	Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On December 31, 2022	On December 31, 2021
Common shares	0.34%	0.33%
Preferred shares	0.83%	0.80%
Total shares (1)	0.58%	0.57%

(1) On December 31, 2022, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares (on December 31, 2021 – 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

40)	RISK MANAGEMENT

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

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company’s action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

•	First line, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
•	Second line, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense, in addition to the activities and responsibilities associated with independent validation of models. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
•	Third line, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

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

The Risk Appetite Statement is reviewed on annual basis1, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

1 The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Reputation, Model and Qualitative Risks.

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

COGIRAC is supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT (Prevention of Money Laundering and Terrorism Financing)/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company’s risk management and occasionally propose improvements and challenge the Group’s risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved by the Stress Testing Technical Commission - COTES, being validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

40.1.	Capital Management

The Group manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is the Board of Directors.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company’s strategic goals to support the risks inherent to its activities.

In this way, it adopt’s a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is in line with market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group’s capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Organization defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands
	Basel III
	On December 31, 2022	On December 31, 2021
	Prudential Conglomerate
Regulatory capital - values
Common equity	106,500,779	119,106,689
Level I	120,624,009	130,565,269
Reference Equity - RE	144,282,538	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts	-
Total RWA	971,611,195	953,325,685
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	11.0%	12.5%
Level 1 Index	12.4%	13.7%
Basel Ratio	14.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA
Additional Common Equity Conservation - ACPConservation	2.50%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.00%
Excess Margin of Common Equity	2.96%	4.99%
Leverage Ratio (AR)
Total exposure	1,639,736,361	1,530,418,615
AR	7.4%	8.5%
Short Term Liquidity Indicator (LCR)
Total High Quality Liquid Assets (HQLA)	198,600,676	177,885,181
Total net cash outflow	124,038,502	128,779,954
LCR	160.1%	138.1%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	877,734,697	803,600,023
Stable resources required (RSF)	728,633,715	686,072,267
NSFR	120.5%	117.1%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2.	Credit risk

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty’s exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company’s to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

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

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

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

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior. This is done through the application of statistical models for credit evaluation.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

With the objective of highlighting the risk situations, that could result in the customers’ inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
•	Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; and
•	Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk.

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

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands
	On December 31, 2022		On December 31, 2021
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 5)	122,521,755	-	108,601,632	-
Financial assets at fair value through profit or loss (Note 6)	301,899,028	-	336,560,965	-
Financial assets at fair value through other comprehensive income (Note 8) (1)	215,588,278	(301,284)	193,516,537	(393,685)
Loans and advances to banks (Note 10)	122,516,581	(28,252)	83,497,010	(70,194)
Loans and advances to customers (Note 11)	663,303,328	(54,898,695)	613,833,607	(40,800,985)
Securities at amortized cost (Note 9)	214,651,905	(3,040,831)	184,346,938	(5,527,663)
Other financial assets (Note 16)	65,705,559	-	64,411,451	-
Other financial instruments with credit risk exposure
Loan Commitments (Note 11 and 24)	319,075,802	(2,997,091)	310,337,059	(3,315,190)
Financial guarantees (Note 11 and 24)	97,960,932	(1,768,949)	83,467,093	(2,066,167)
Total risk exposure	2,123,223,168	(63,035,102)	1,978,572,292	(52,173,884)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Loans and advances to customers

Concentration of credit risk

	R$ thousands
	On December 31, 2022	On December 31, 2021
Largest borrower	0.9%	0.7%
10 largest borrowers	6.4%	6.0%
20 largest borrowers	9.4%	9.2%
50 largest borrowers	13.5%	14.0%
100 largest borrowers	16.6%	17.8%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands
	On December 31, 2022%		On December 31, 2021%
Public sector	5,449,228	0.8	6,274,554	1.0
Oil, derivatives and aggregate activities	4,342,100	0.7	4,419,138	0.7
Production and distribution of electricity	1,066,832	0.2	1,306,448	0.2
Other industries	40,296	-	548,968	0.1
Private sector	657,854,100	99.2	607,559,053	99.0
Companies	300,242,563	45.3	287,216,857	46.8
Real estate and construction activities	24,776,946	3.7	23,708,445	3.9
Retail	46,126,498	7.0	42,151,968	6.9
Services	61,001,335	9.2	49,027,498	8.0
Transportation and concession	27,532,277	4.2	26,937,082	4.4
Automotive	11,151,798	1.7	12,660,961	2.1
Food products	12,562,156	1.9	17,426,747	2.8
Wholesale	24,397,104	3.7	22,341,759	3.6
Production and distribution of electricity	6,527,815	1.0	7,555,587	1.2
Siderurgy and metallurgy	9,381,575	1.4	9,398,330	1.5
Sugar and alcohol	8,110,881	1.2	7,213,887	1.2
Other industries	68,674,178	10.4	68,794,593	11.2
Individuals	357,611,537	53.9	320,342,196	52.2
Total portfolio	663,303,328	100.0	613,833,607	100.0
Impairment of loans and advances	(54,898,695)		(40,800,985)
Total of net loans and advances to customers	608,404,633		573,032,622

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands
	On December 31, 2022		On December 31, 2021
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	305,691,791	119,422,414	293,491,411	113,682,742
Stage 1	267,366,804	110,048,239	255,289,107	100,979,275
Stage 2	10,397,088	4,280,315	14,119,637	5,262,230
Stage 3	27,927,899	5,093,860	24,082,667	7,441,237

Individuals	357,611,537	228,720,031	320,342,196	201,350,955
Stage 1	292,656,355	195,708,576	272,635,668	175,139,469
Stage 2	31,531,058	25,873,396	23,075,748	18,991,289
Stage 3	33,424,124	7,138,059	24,630,780	7,220,197
Total	663,303,328	348,142,445	613,833,607	315,033,697

(1) Of the total balance of loan operations, R$434,935,659 thousand (2021 – R$407,457,210 thousand) refers to operations without guarantees.

40.3.	Market risk

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

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557, of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

•	Classification of Operations;
•	Reclassification of Operations;
•	Trading of Public or Private Securities;
•	Use of Derivatives; and

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements
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

Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

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

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Cash flow Hedge

Bradesco maintains cash flow hedges. See more details in Note 7.

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

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands
	On December 31, 2022		On December 31, 2021
	Assets	Liabilities	Assets	Liabilities
Fixed rates	35,805,135	30,863,080	20,275,172	20,715,581
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	5,054,212	4,950,999	1,846,722	2,070,566
Exchange coupon	602,486	698,161	678,168	512,390
Foreign Currency	2,890,254	3,038,402	4,391,453	4,331,762
Equities	4,637,904	4,642,523	759,476	766,892
Sovereign/Eurobonds and Treasuries	5,812,825	5,275,743	7,510,094	4,163,177
Other	1,262,258	734,094	3,101,740	120,963
Total	56,065,074	50,203,002	38,562,826	32,681,331

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$5,694 thousand in the year ended December 31, 2022, with IGP-M/IPCA as the largest risk factor participation of the portfolio.

Risk factors	R$ thousands
	On December 31, 2022	On December 31, 2021
Fixed rates	1,498	1,693
IGPM/IPCA	3,629	2,008
Exchange coupon	38	21
Foreign Currency	1,854	951
Sovereign/Eurobonds and Treasuries	1,964	450
Equities	3,524	3,049
Other	1,439	2,828
Correlation/diversification effect	(8,252)	(7,404)
VaR at the end of the year	5,694	3,596

Average VaR in the year	9,391	6,903
Minimum VaR in the year	4,661	3,404
Maximum VaR in the year	16,355	14,044

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

Risk factors	R$ thousands
	On December 31, 2022		On December 31, 2021
	VaR	Stressed	VaR	Stressed
Interest rate	14,475	42,853	10,088	17,594
Exchange rate	55,174	46,165	27,428	31,810
Commodity price (Commodities)	1,968	4,165	545	375
Equities	8,114	7,639	888	1,465
Correlation/diversification effect	(16,641)	(30,723)	(8,223)	(10,557)
VaR at the end of the year	63,090	70,099	30,727	40,686

Average VaR in the year	46,747	79,158	42,536	78,238
Minimum VaR in the year	33,170	41,474	16,387	27,433
Maximum VaR in the year	83,049	192,318	78,527	129,975

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

As of December 31, 2022, the daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level one time in the hypothetical view and not once in the effective view.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands
	On December 31, 2022	On December 31, 2021
At the end of the year	77,668	65,677
Average in the year	118,174	140,512
Minimum in the year	53,384	65,677
Maximum in the year	265,347	247,487

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousands
		Trading Portfolio (1)
		Scenarios
		On December 31, 2022			On December 31, 2021
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(63)	(21,058)	(41,285)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(3,129)	(51,918)	(110,853)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(339)	(670)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	800	20,000	40,000	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(130)	(3,256)	(6,512)	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	42	3,942	7,744	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(135)	(866)	(1,730)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		(2,617)	(53,495)	(113,306)	(3,562)	(146,953)	(285,261)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 326bps and 633bps (scenarios 2 and 3 respectively) in December 31, 2022 (December 31, 2021 - the values were approximately 287 bps and 560 bps in scenarios 2 and 3 respectively).

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands
		Trading and Banking Portfolios (1)
		Scenarios
		On December 31, 2022			On December 31, 2021
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(7,204)	(2,730,345)	(5,582,444)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(20,236)	(2,290,418)	(4,152,134)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,134)	(135,476)	(259,477)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	8,450	211,248	422,496	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(33,013)	(825,318)	(1,650,636)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	943	(47,166)	(94,368)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(158)	(1,432)	(2,862)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		(52,352)	(5,818,907)	(11,319,425)	(70,344)	(7,593,858)	(14,238,480)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 346bps and 675bps (scenarios 2 and 3 respectively) in December 31, 2022 (December 31, 2021 - the values were approximately 280 bps and 570 bps in scenarios 2 and 3 respectively).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements
40.4.	Liquidity risk

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2022	Total on December 31, 2021
Deposits from banks	204,175,974	20,185,890	20,323,362	15,486,908	4,343,795	264,515,929	266,503,096
Deposits from customers	201,317,486	22,671,356	113,616,089	308,213,890	915,559	646,734,380	625,042,668
Securities issued	6,534,157	11,597,965	84,698,911	129,748,956	8,618,000	241,197,989	189,015,450
Subordinated debt	3,873,730	1,423,524	2,037,296	18,454,700	73,968,456	99,757,706	82,258,917
Other financial liabilities (1)	60,164,313	19,316,118	3,222,155	8,234,481	1,619,366	92,556,433	86,407,304
Total liabilities on December 31, 2022	476,065,660	75,194,853	223,897,813	480,138,935	89,465,176	1,344,762,437
Total liabilities on December 31, 2021	486,910,254	82,535,609	165,622,679	456,861,983	57,296,910		1,249,227,435

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2022	Total on December 31, 2021
Differential of swaps payable	244,717	356,799	433,306	2,809,565	95,289	3,939,676	9,630,031
Non-deliverable forwards	2,394,836	257,659	388,611	160,176	-	3,201,282	1,248,172
• Purchased	2,362,507	201,687	340,247	134,819	-	3,039,260	902,356
• Sold	32,329	55,972	48,364	25,357	-	162,022	345,816
Premiums of options	267,989	15,682	168,306	290,795	98,427	841,199	1,092,043
Other	605,129	254,189	362,595	135,733	-	1,357,646	765,400
Total of derivative liabilities on December 31, 2022	3,512,671	884,329	1,352,818	3,396,269	193,716	9,339,803	-
Total of derivative liabilities on December 31, 2021	4,497,658	244,405	1,323,317	4,841,322	1,828,944		12,735,646

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current			Non-current			Total on December 31, 2022	Total on December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	122,521,755	-	-	-	-	-	122,521,755	108,601,632
Financial assets at fair value through profit or loss	23,944,223	13,939,378	17,245,181	153,846,848	73,511,811	19,411,587	301,899,028	336,560,965
Financial assets at fair value through other comprehensive income	10,571,823	8,742,990	16,784,256	128,752,446	38,140,594	12,596,169	215,588,278	193,516,537
Loans and advances to customers, net of impairment	84,782,848	145,168,580	85,067,807	219,716,772	73,668,626	-	608,404,633	573,032,622
Loans and advances to banks, net of impairment	101,591,182	13,079,329	5,465,465	2,352,353	-	-	122,488,329	83,426,816
Securities, net of provision for expected losses	4,112,686	4,122,961	15,426,657	109,339,662	78,609,108	-	211,611,074	178,819,275
Other financial assets (1)	53,829,243	955,955	341,653	7,018,688	3,560,020	-	65,705,559	64,411,451
Total financial assets on December 31, 2022	401,353,760	186,009,193	140,331,019	621,026,769	267,490,159	32,007,756	1,648,218,656
Total financial assets on December 31, 2021	360,610,269	181,619,226	145,785,472	555,528,931	267,641,015	27,184,385		1,538,369,298

Liabilities
Financial liabilities at amortized cost							-
Deposits from banks	226,805,329	29,303,971	9,368,638	13,375,864	3,094,236	-	281,948,038	279,009,280
Deposits from customers (2)	213,569,844	42,698,802	83,393,981	250,695,414	324,165	-	590,682,206	569,726,250
Securities issued	6,206,195	33,449,945	62,005,587	111,238,910	9,356,691	-	222,257,328	166,228,542
Subordinated debt	3,843,477	1,511,037	1,802,852	2,502,709	28,458,027	14,123,230	52,241,332	54,451,077
Other financial liabilities (3)	60,164,313	19,316,118	3,222,155	8,234,481	1,619,366	-	92,556,433	86,407,304
Financial liabilities at fair value through profit or loss	408,914	1,361,246	3,222,367	5,121,542	3,227,255	-	13,341,324	14,265,283
Other financial instruments with credit risk exposure							-	-
Loan Commitments	-	-	-	2,997,091	-	-	2,997,091	3,315,190
Financial guarantees	-	-	-	1,768,949	-	-	1,768,949	2,066,167
Insurance technical provisions and pension plans (2)	263,383,077	-	-	52,772,040	-	-	316,155,117	286,386,634
Total financial liabilities on December 31, 2022	774,381,149	127,641,119	163,015,580	448,707,000	46,079,740	14,123,230	1,573,947,818
Total financial liabilities on December 31, 2021	752,023,798	142,003,036	102,840,129	432,699,909	20,830,275	11,458,580		1,461,855,727

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;

(2) Demand deposits, savings deposits and technical provisions for insurance and pension plans, represented by “VGBL” and “PGBL” products, are classified within 1 to 30 days, without considering the historical average turnover; and

(3) Prmarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current	Non-current	Total on December 31, 2022	Total on December 31, 2021
Assets
Total financial assets	727,693,972	920,524,684	1,648,218,656	1,538,369,298
Non-current assets held for sale	1,236,931	-	1,236,931	1,196,272
Investments in associated companies	-	8,970,513	8,970,513	7,557,566
Property and equipment	-	11,971,122	11,971,122	13,513,105
Intangible assets and goodwill, net	-	18,799,813	18,799,813	14,911,007
Taxes to be offset	5,898,378	8,542,462	14,440,840	13,286,829
Deferred tax assets	23,032,417	62,035,626	85,068,043	78,743,461
Other assets	8,695,297	2,214,460	10,909,757	7,994,655
Total non-financial assets	38,863,023	112,533,996	151,397,019	137,202,895
Total assets on December 31, 2022	766,556,995	1,033,058,680	1,799,615,675
Total assets on December 31, 2021	701,067,237	974,504,956		1,675,572,193

Liabilities
Total financial liabilities	1,065,037,848	508,909,970	1,573,947,818	1,461,855,727
Other provisions	4,622,349	18,025,624	22,647,973	25,536,619
Current income tax liabilities	1,593,037	-	1,593,037	2,059,223
Deferred tax liabilities	-	1,633,292	1,633,292	208,035
Other liabilities	38,737,153	2,315,138	41,052,291	35,683,882
Total non-financial liabilities	44,952,539	21,974,054	66,926,593	63,487,759
Total equity	-	158,741,264	158,741,264	150,228,707
Total equity and liabilities on December 31, 2022	1,109,990,387	689,625,288	1,799,615,675
Total equity and liabilities on December 31, 2021	1,037,472,691	638,099,502		1,675,572,193

40.5.	Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

•	Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government bonds that are highly liquid and are actively traded in over-the-counter markets.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•	Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousands
	On December 31, 2022
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	237,380,615	47,559,444	700,473	285,640,532
Brazilian government bonds	204,934,195	5,604,251	2	210,538,448
Corporate debt and marketable equity securities	18,223,185	9,290,575	700,471	28,214,231
Bank debt securities	1,427,286	32,664,618	-	34,091,904
Mutual funds	12,025,851	-	-	12,025,851
Foreign governments securities	656,270	-	-	656,270
Brazilian sovereign bonds	113,828	-	-	113,828
Derivatives	(1,526,269)	4,978,274	(534,833)	2,917,172
Derivative financial instruments (assets)	3,414,581	12,734,059	109,856	16,258,496
Derivative financial instruments (liabilities)	(4,940,850)	(7,755,785)	(644,689)	(13,341,324)
Financial assets at fair value through other comprehensive income	203,732,788	10,435,808	1,419,682	215,588,278
Brazilian government bonds	177,149,932	-	21,318	177,171,250
Corporate debt securities	1,470,115	1,780,215	289,114	3,539,444
Bank debt securities	3,287,386	3,121,090	-	6,408,476
Brazilian sovereign bonds	9,337,317	-	-	9,337,317
Foreign governments securities	6,875,135	-	-	6,875,135
Mutual funds	1,602,576	-	-	1,602,576
Marketable equity securities and other stocks	4,010,327	5,534,503	1,109,250	10,654,080
Total	439,587,134	62,973,526	1,585,322	504,145,982

	R$ thousands
	On December 31, 2021
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	282,270,032	31,627,903	478,305	314,376,240
Brazilian government bonds	252,536,563	6,487,867	2	259,024,432
Corporate debt and marketable equity securities	17,359,614	5,930,123	476,929	23,766,666
Bank debt securities	1,411,890	19,209,913	-	20,621,803
Mutual funds	9,965,220	-	1,374	9,966,594
Foreign governments securities	689,293	-	-	689,293
Brazilian sovereign bonds	307,452	-	-	307,452
Derivatives	(220,868)	8,491,757	(351,447)	7,919,442
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Financial assets at fair value through other comprehensive income	185,980,783	6,119,925	1,415,829	193,516,537
Brazilian government bonds	155,835,878	13,225	25,784	155,874,887
Corporate debt securities	1,523,253	4,069,087	543,011	6,135,351
Bank debt securities	5,603,539	534,110	-	6,137,649
Brazilian sovereign bonds	8,885,505	-	-	8,885,505
Foreign governments securities	6,659,985	-	-	6,659,985
Mutual funds	2,126,928	-	1,026	2,127,954
Marketable equity securities and other stocks	5,345,695	1,503,503	846,008	7,695,206
Total	468,029,947	46,239,585	1,542,687	515,812,219

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2020	319,434	256,103	19,295	(246,472)	348,360
Included in profit or loss	99,731	90,605	-	-	190,336
Included in other comprehensive income	-	150,757	-	-	150,757
Acquisitions	112,385	810,015	160,209	(284,479)	798,130
Write-offs	(69,012)	(91,753)	-	-	(160,765)
Transfers to other levels (1)	15,767	200,102	-	-	215,869
On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687

On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687
Included in the result	193,266	(3,746)	-	-	189,520
Included in other comprehensive income	-	258,315	-	-	258,315
Acquisitions	198,748	119,825	-	(113,738)	204,835
Write-offs	(70,545)	(279,597)	(69,648)	-	(419,790)
Transfer to other levels (1)	(99,301)	(90,944)	-	-	(190,245)
On December 31, 2022	700,473	1,419,682	109,856	(644,689)	1,585,322

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

	R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	12,982	88,235	101,217
Net trading gains/(losses) realized and unrealized	86,749	153,127	239,876
Total on December 31, 2021	99,731	241,362	341,093

Interest and similar income	17,960	(3,770)	14,190
Net trading gains/(losses) realized and unrealized	175,306	258,339	433,645
Total on December 31, 2022	193,266	254,569	447,835

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands
	On December 31, 2022
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(5)	(1,098)	(2,058)
Price indexes	-	(15)	(29)	(82)	(11,879)	(22,007)
Exchange coupon	-	-	-	(5)	(665)	(1,293)
Foreign currency	-	-	-	162	4,055	8,110
Equities	3,453	86,317	172,633	5,990	149,743	299,485

	R$ thousands
	On December 31, 2021
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	(31)	(60)	(6)	(1,397)	(2,503)
Price indexes	(16)	(2,015)	(3,898)	-	-	-
Equities	(1,652)	(41,311)	(82,622)	(4,653)	(116,323)	(232,647)

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2022
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	122,538,967	-	122,538,967	122,488,329
· Customers	-	-	650,606,365	650,606,365	663,303,328
Securities at amortized cost	100,636,000	98,998,877	9,728,838	209,363,715	214,651,905

Financial liabilities
Deposits from banks	-	-	282,146,097	282,146,097	281,948,038
Deposits from customers	-	-	591,820,200	591,820,200	590,682,206
Securities issued	-	-	213,546,452	213,546,452	222,257,328
Subordinated debt	-	-	53,842,376	53,842,376	52,241,332

	R$ thousands
	On December 31, 2021
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	83,440,721	-	83,440,721	83,426,816
· Customers	-	-	607,725,289	607,725,289	613,833,607
Securities at amortized cost	88,656,980	80,968,974	10,450,308	180,076,262	184,346,938

Financial liabilities
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

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

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 9 regarding the amortized cost.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

40.6.	Underwriting risk

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

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls and Compliance, Privacy and Data Management, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Company.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR) or the Provision for Events/Claims Occurred and Not Reported (PEONA) in the case of health insurance. The estimated cost of claims includes direct expenses to be incurred when settling them.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The risks associated with Non-Life include, among others:

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

The main risks inherent to the main Non-Life business lines are summarized as follows:

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

The main risks associated with Life insurance and Pension Plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements
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

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company’s historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

	R$ thousands
	On December 31, 2022	On December 31, 2021
Non-Life	8,463,391	6,222,866
Life	10,826,498	9,550,499
Health (Health and Dental)	28,335,790	25,070,892
Pension plans	34,226,556	29,157,808

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

Results of sensitivity testing

The sensitivity test for the whole portfolio was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below.

The table below shows the result of the sensitivity test substantially for pension portfolio, considering variations in assumptions:

	R$ thousands
	On December 31, 2022
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	-5%	0.2%	+ 5%
Total	(202,302)	(61,739)	(24,215)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The table below shows the result of the sensitivity test substantially for life risk short term portfolio , considering variations in assumptions:

	R$ thousands
	On December 31, 2022
	Interest rate	Longevity (improvement)
Percentage adjustment to each assumption:	-5%	0.2%
Total	(13,843)	2,171

For non-life portfolio, life portfolio and Health portfolio, including dental, the table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

Segments	R$ thousands
	Gross of reinsurance		Net of reinsurance
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Non-Life	(42,995)	(32,441)	(42,811)	(32,277)
Life	(32,770)	(26,496)	(32,636)	(26,390)
Health (Health and Dental)	(167,181)	(137,890)	(167,181)	(137,890)

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements
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

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

40.7.	Operational risk

Operational risk is represented by the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events.

Operational Risk Management Process

The Organization adopts the Three Lines model, which consists of identifying and assigning specific responsibilities to the Premises so that the essential tasks of operational risk management are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

• Identify, assess and monitor the operational risks inherent to the Organization's activities;

• Evaluate the operational risks inherent to new products and services in order to adapt them to legislation and procedures and controls;

• Mapping and processing operational loss records to compose the internal database;

• Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;

• Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;

• Assess and calculate the need for regulatory and economic capital for operational risk; and

• Report operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

41)	SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds (Specially Constituted Investment Fund).

The supplementary pension plan receives contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary, contributed by employees and 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death), contributed by the group. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

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

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan named APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsored for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), which had its sponsorship withdrawal process approved by PREVIC Ordinance No. 780, of August 23, 2022, both managed by MultiBRA – Pension Fund.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Risk factors	On December 31
	2022	2021
Nominal discount rate	3.50% - 9.72% p.a.	3,25% - 8,65% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.25% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.25% p.a.
Initial rate of growth of medical costs	7.64% - 7.85% p.a.	7,38% - 7,90% p.a.
Inflation rate	3.50% p.a.	3.25% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	R$ thousands
	Retirement Benefits		Other post-employment benefits
	Year ended on December 31		Year ended on December 31
	2022	2021	2022	2021
(i) Projected benefit obligations:
At the beginning of the year	2,998,669	3,182,128	841,118	966,430
Cost of current service	341	305	-	-
Interest cost	242,675	215,259	70,781	65,985
Participant’s contribution	546	450	-	-
Actuarial gain/(loss) (1)	(158,724)	(155,242)	(72,297)	(146,763)
Past service cost - plan changes	-	-	-	-
Early elimination of obligations	(82,532)	-	-	(12,023)
Benefit paid	(260,072)	(244,231)	(39,067)	(32,511)
At the end of the year	2,740,903	2,998,669	800,535	841,118

(ii) Plan assets at fair value:
At the beginning of the year	2,554,827	2,759,745	-	-
Expected earnings	206,439	186,324	-	-
Actuarial gain/(loss) (1)	34,067	(175,560)	-	-
Contributions received:			-	-
- Employer	26,283	28,025	-	-
- Employees	546	450	-	-
Early elimination of obligations	(94,745)	-	-	-
Benefit paid	(259,662)	(244,157)	-	-
At the end of the year	2,467,755	2,554,827	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	7,452	310	-	-
Interest on the irrecoverable surplus	671	29	-	-
Change in irrecoverable surplus (1)	52,738	7,113	-	-
At the end of the year	60,861	7,452	-	-

(iv) Financed position:
Deficit plans (2)	334,009	451,294	800,535	841,118
Net balance	334,009	451,294	800,535	841,118

(1) In the year ended December 31, 2022, the remeasurement effects recognized in Other Comprehensive Income, totaled R$116,798 thousand, (R$65,671 thousand in 2021), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

	R$ - thousand
	Year ended on December 31
	2022	2021
Projected benefit obligations:
Cost of service	12,554	1,325
Cost of interest on actuarial obligations	313,497	281,184
Expected earnings from the assets of the plan	(206,439)	(186,324)
Interest on irrecoverable surplus	671	29
Net cost/(benefit) of the pension plans	120,283	96,214

As of December 31, 2022, the maturity profile of the present value of the obligations of the defined benefit plans for the next years:

	R$ thousands
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.29	11.06
2023	259,278	258,010
2024	273,014	262,825
2025	277,903	267,545
2026	282,232	271,811
2027	286,256	275,566
After 2028	1,466,040	1,413,941

In 2023, contributions to defined-benefit plans are expected to total R$22,149 thousand.

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

The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2022	2021	2022	2021	2022	2021	2022	2021
Asset categories
Equities	-	10.4%	7.6%	8.9%	-	-	-	13.3%
Fixed income	93.2%	82.7%	86.7%	84.1%	100.0%	84.4%	-	86.7%
Real estate	5.0%	5.0%	1.5%	1.6%	-	-	-	-
Other	1.8%	1.9%	4.2%	5.4%	-	15.6%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.64% – 9.72% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	10.65% - 10.72%	Increase of 1 p.p.	reduction	(282,906)
Discount rate	8.65% - 8.72%	Decrease of 1 p.p.	increase	329,233
Medical Inflation	8.64% - 8.85%	Increase of 1 p.p.	increase	79,812
Medical Inflation	6.64% - 6.85%	Decrease of 1 p.p.	reduction	(68,048)

Total contributions made, in the year ended December 31, 2022, were R$1,196,202 thousand (R$994,218 thousand in 2021).

42)	OTHER INFORMATION

a)    The conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

b)    On July 29, 2020, Law No. 14,031 was sanctioned, which changes, as of the 2021 financial year, the tax treatment levied on the exchange variation of the portion with risk coverage (hedge) of the value of the investment made by the financial institutions and other institutions authorized to operate by the Central Bank of Brazil in a controlled company, affiliate, branch, branch or agency domiciled abroad, registered in accordance with the accrual basis, which must be computed in the determination of taxable income and in the base of the Social Contribution on Net Income (CSLL) of the investor legal entity domiciled in the Country, in the proportion of 100%, from the fiscal year of 2022.

c)    On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in the total amount of US$500 million (approximately R$ 2,863 million), the Bond is a sustainable international senior debt issue with a maturity of 60 months and a copon of 4.375% p.a.

d)	On April 28, 2022, Provisional Measure No. 1,115 (“MP”), converted into Law No. 14,446 on September 2, 2022, was published, which increased the rate of the Social Contribution on Net Income - CSLL of the financial, insurance and cooperatives sectors by one percentage point, during the period of August 1, 2022 to December 31, 2022, however the impacts were not be material to these consolidated financial statements.

e)    On August 24, 2022, Bradesco informed its shareholders and the market in general that it entered into a strategic partnership with Banco Votorantim S.A. (“BV bank”) for the constitution of an independent investment management company, which the brand will be defined. In the transaction, Bradesco, through one of its indirect subsidiaries, will acquire 51% of the capital of BV DTVM (“Company”), which already holds R$41 billion of assets under management and R$22 billion in custody in private banking. Completion of the transaction is subject to the fulfillment of certain precedent, legal and regulatory conditions.

f)	Prior to the date of approval of these financial statements the Organization identified that a customer in the ‘large corporate’ portfolio had had a significant increase in its credit risk as of December 31, 2022. The Organization recorded a provision for expected loss in the amount of R$4,851 million as of December 31, 2022. The net impact of tax effects was R$2,668 million.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

g)	On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of credit losses resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, coming in to effect as of January 1, 2025.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Banco Bradesco S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Bradesco S.A. and subsidiaries (the “Bank”) as of December 31, 2022 and 2021, the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

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

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes 2d viii, 4, 8d, 9, 10, 11, 24 38 and 40.2, to the consolidated financial statements, the Bank has R$ 63,006,850 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2022. The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to recognition or are credit impaired (stage 2 and 3, respectively), and a 12-month ECL for all other contracts (stage 1). The Bank calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

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

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) evaluating the overall ECL methodology and assessing the models and modelling techniques by inspecting the model documentation to determine whether the models are suitable for their intended use; (ii) recalculating the Bank’s estimates of PDs, EADs and LGDs using the Bank’s historical data and defined methodologies; (iii) evaluating whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (iv) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation.

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

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits

As discussed in notes 2j, 4 and 22, to the consolidated financial statements, the Bank is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 7,477,364 thousand, R$ 7,989,207 thousand and R$ 6,009,966 thousand, respectively. The provisions for tax lawsuits, such as those related to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank’s actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, the Bank uses a model based on historical data. The Bank segregates the lawsuits in groups based on certain characteristics, including the date the lawsuit was initiated (before or after the labor reform), and estimates the provision amount based on the average amount of payments over a twelve-month period.

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

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

Assessment of the recoverability of deferred tax assets

As discussed in notes 2t, 4 and 37 to the consolidated financial statements the Bank has R$ 92,219,886 thousand of deferred tax assets as of December 31, 2022. The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. The Bank’s estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a critical audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits. We involved corporate finance professionals with specialized skills and knowledge, who assisted in assessing the assumptions, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank’s estimate of future taxable profits. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2022 made in the prior year with actual taxable profits in 2022.

Evaluation of the impairment testing of goodwill and intangible assets

As discussed in notes 2g, 2i, 4 and 15 to the consolidated financial statements the Bank has goodwill of R$ 6,542,091 thousand and other intangible assets with finite useful lives of R$ 3,554,635 thousand. The Bank performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, the Bank estimates recoverable amounts of the relevant cash generating units based on the present value of future cash flows. In order to estimate future cash flows the Bank estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a critical audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of goodwill and intangible assets, including controls related to: (i) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (ii) the independent review of the calculation methodology to perform the impairment test. We involved corporate finance professionals with specialized skills and knowledge who assisted in: (i) evaluating the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources; and (ii) evaluating the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities. Additionally, we evaluated the Bank’s ability to project cash flows by comparing the prior year’s projections for the year ended December 31, 2022, with actual cash flows in 2022.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

Evaluation of the measurement of insurance and pension plan technical provisions

As discussed in notes 2l, 4 and 21 to the consolidated financial statements, the Bank has R$ 316,155,117 thousand of technical provisions related to insurance contracts and pension plans as of December 31, 2022. The measurement of certain of these technical provisions and the performance of the liability adequacy tests involve the use of actuarial techniques and methods that require judgment to determine methodologies and define assumptions including expected claim amounts, longevity, persistence, inflation of medical costs and discount rates.

We identified the evaluation of the measurement of certain insurance contracts and pension plans technical provisions and the liability adequacy test as a critical audit matter. The assumptions used in the Bank´s measurement and in the performance of the liability adequacy test are subjective. Minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities and the results of the liability adequacy test. Subjective auditor judgment and specialized actuarial skills and knowledge was required to assess the assumptions as well as the actuarial methodologies used.

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

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Bank’s auditor since 2011.

São Paulo, Brazil
April 27, 2023

