Form 20-F
period 2023-12-31
BANK BRADESCO
filed 2024-04-29
CIK 1160330

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO ______

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

André Costa Carvalho (Investor Relations Officer)

E-mail: andre.c.carvalho@bradesco.com.br

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

5,330,304,681	Common Shares, without par value
5,311,865,547	Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒   Yes ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and emerging growth company” in Rule 12b 2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards, provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒   Yes

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

2	– Form 20-F 2023 | Bradesco

3	– Form 20-F 2023 | Bradesco

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Bradesco”, the “Company”, the “Bank”, the “Bradesco Group”, “we”, the “Group”, “our” and “us” refer to Banco Bradesco S.A. and, unless otherwise indicated, we are referring to its consolidated subsidiaries.

All references herein to “real”, “reais” or “R$” refer to the Brazilian Real, the official currency of Brazil. References herein to “U.S. dollars”, “dollar” and “US$” refer to United States dollars, the official currency of the United States of America (USA).

Our audited consolidated statement of financial position as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, which are included under “Item 18. Financial Statements” of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Some data related to economic sectors presented in this annual report was obtained from the following sources: B3 S.A. – Brazilian Exchange & OTC; Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or (ABECS); Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or (ABEL); Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or (ANBIMA); Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or (ANS); Central Bank of Brazil; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or (BNDES); National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or (FENAPREVI); Getulio Vargas Foundation (Fundação Getulio Vargas), or (FGV); Private Insurance Superintendence (Superintendência de Seguros Privados), or (SUSEP); and National Private Insurance Council (Conselho Nacional de Seguros Privados), or (CNSP).

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

4	– Form 20-F 2023 | Bradesco

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

•      global economic conditions and any disruptions and volatility in the global financial markets, including as a result of the military conflict between Russia and Ukraine, as well as the conflict between Israel and Hamas and their respective impacts on the global economy;

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

•      our ability to execute our investment strategies and capital expenditure plans and to maintain and improve our operating performance;

•      fluctuations in our revenues from new products and businesses;

•      unfavorable decisions on legal or regulatory disputes or proceedings;

•      the effectiveness of our risk management policies;

•      increases in compulsory deposits and reserve requirements;

•      incorrect pricing methodologies for insurance, pension plan and capitalization bond products and inadequate technical provisions in connection with each;

•      competitive conditions in the banking, financial, credit card, payment solutions, asset management and insurance sectors and related industries;

•      any failures in, or breaches of, our operational, security or technology systems and any failure to protect personal data;

•      the fair value of securities, particularly Brazilian government securities;

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

5	– Form 20-F 2023 | Bradesco

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

6	– Form 20-F 2023 | Bradesco

Summary of risk factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, operating results or financial condition could be harmed if any of these risks materialize.

Summary of risks relating to Brazil

•	The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.
•	Persistent high inflation can affect our revenues and our ability to access foreign financial markets.
•	Changes in the base interest rate (SELIC) by the Central Bank of Brazil may materially and/or adversely affect our margins and operating results.
•	The low growth rate of the Brazilian economy may adversely affect us.
•	Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.
•	Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.
•	Changes in taxes and other fiscal assessments may adversely affect us.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the COVID-19 pandemic, which had a significant impact on our 2021 and 2020 results.
•	Currency exchange rate variations may have an adverse effect on the Brazilian economy and on our results and financial condition.
•	The increase in international interest rates could adversely impact global economic or market conditions.
•	Conflicts and other geopolitical developments may affect risk appetite and commodity prices, and constitute an important risk for the global economic scenario.

Summary of risks relating to us and the Brazilian banking industry

•	Our trading activities and derivative transactions, as well as investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income, are not predictable and may cause material financial loss, which could lead to a significant impact on our results of operations.
•	We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.
•	We may incur losses associated with counterparty risk exposure.
•	We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.
•	We may incur losses due to impairment of goodwill from acquired businesses.
•	A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position.

7	– Form 20-F 2023 | Bradesco

•	Adverse conditions in the global credit and capital markets, as well as the value and/or perception of the value of Brazilian government securities, may adversely affect our ability to access funding in a cost-effective and/or timely manner.
•	Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.
•	Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.
•	Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related insurance liabilities may have an adverse effect on us.
•	We are responsible for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.
•	A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.
•	The loss of members of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us.
•	We may be subject to negative consequences in the event of an adverse judgment in the judicial proceedings related to Operation Zealots.
•	Financial institutions, like us, may be subject to legal proceedings arising due to certain actions by third parties related to corruption, money laundering and terrorism financing (ML/TF).
•	Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.
•	We may suffer losses due to employee misconduct.
•	The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.
•	We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	The Brazilian Constitution previously established a ceiling on loan interest rates. If the Brazilian government enacts new legislation with similar effects in the future, our results of operations may be adversely affected.
•	Any substantial increase or decrease in the interest rate ceiling could have a material effect on our financial condition, our results of operations or on the prospects of financial institutions based in Brazil, including us.
•	We may incur penalties in case of non-compliance with data protection laws.
•	The Brazilian Supreme Court (STF) and Brazilian Superior Court of Justice (STJ) are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses.
•	As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.
•	The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

8	– Form 20-F 2023 | Bradesco

•	Potential need to provide financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	We provide financings for projects carried out by clients which may result in negative socio-environmental impacts which, in turn, could negatively affect our results of operations and reputation.
•	Climate change may have adverse effects on our business.
•	Damage to our reputation could harm our business and outlook.
•	We may make non-optimal business decisions due to flawed/deficient models, or inappropriate use of those models.

Summary of risks relating to our risk management and other risks

•	Our risk management structure may not be fully effective.
•	A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

Summary of risks relating to our shares, preferred share ADSs and common share ADSs

•	The Deposit Agreements governing the ADSs provide that holders of the ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to establish voting instructions; and there are practical limitations we may give such holders on any ability to vote.
•	Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.
•	The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.
•	If we do not pay dividends to holders of our common shares and preferred shares, no dividends will be paid to holders of ADSs.
•	As an ADS holder you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions.
•	It may be difficult to bring civil liability causes against us or our directors and executive officers outside of Brazil.
•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.
•	The payments on the ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (FATCA).
•	You may be unable to exercise preemptive rights relating to our shares.
•	If you exchange your ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

9	– Form 20-F 2023 | Bradesco

Risks relating to Brazil

3.D.10 Macroeconomic risks

We continually monitor the macroeconomic risks that may materially impact our business, financial condition and results of operations. These risks are assessed by processes carried out in line with our governance structure.

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

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which, in recent years, has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad. Uncertainties about economic policies, especially fiscal policies, can generate negative impacts on the prices of domestic assets, such as currency depreciation, increase in long-term interest rates and inflation and volatility of stock exchanges. In addition, uncertainties about the economic policies that the Brazilian government may adopt may influence market perception of risk of foreign investment in Brazil, which in turn may adversely affect the market value of our shares and ADSs.

Furthermore, legislative changes may have an adverse impact on our operations, performance, our business, financial condition and operating results. For more information on legislative changes, especially changes in tax-related laws and regulations, see “3.D.10.01-07 Changes in taxes and other fiscal assessments may adversely affect us."

Uncertainty regarding economic and fiscal policies and the legal framework can harm the Brazilian economy and, consequently, our business, results of operations and financial condition.

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

Current economic policy in Brazil is premised on a monetary regime under the supervision of the Central Bank of Brazil to ensure that the effective rate of inflation stays in line with a predetermined and previously announced target. However, inflation rates were above the target range in 2023, reaching 4.62% compared to the target of 3.25%. Inflation rates were also above the target range in 2022 and 2021, reaching 5.79% in 2022 compared to the target of 3.50% and 10.06% in 2021 compared to the target of 3.75%, as measured by the Extended National Consumer Price Index (IPCA).

10	– Form 20-F 2023 | Bradesco

Inflation and government measures to combat inflation may continue to have significant negative effects on the Brazilian economy, including greater volatility in the Brazilian securities market. Moreover, measures to control inflation often led to maintaining a restrictive monetary policy, with high interest rates, thereby restricting credit availability and limiting economic growth. On the other hand, the absence of a credible and responsible monetary policy may trigger increases in the rate of inflation and thus negatively affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our clients to offset the effects of inflation on our cost structure, which may adversely affect us and our operating results.

The shocks on inflation and the strong recovery of demand during 2021 led the Central Bank of Brazil to initiate a monetary tightening process, which led to an increase in the SELIC rate (Sistema Especial de Liquidação e Custódia – Special System for Settlement and Custody), to 13.75% in August 2022, remaining at this level until August 2023. Inflation decompression throughout 2023 led the Central Bank of Brazil to start a cycle reducing the SELIC rate, which led to a 11.75% rate at the end of 2023. On March 20, 2024, the SELIC rate was decreased to 10.75%.

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

3.D.10.01-03 Changes in the base interest rate (SELIC) by the Central Bank of Brazil may materially and/or adversely affect our margins and operating results.

As a result of inflationary pressures and the macroeconomic instability observed at the moment, the Brazilian government has historically adopted monetary policies that have resulted in Brazil’s interest rates being among the highest in the world. The Central Bank of Brazil sets the base interest rates generally available to the Brazilian banking system (SELIC), based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. During recent years, there has been significant volatility in the SELIC rate, which ranged from 14.25% on December 31, 2015, to 2.00% on August 20, 2020. On December 31, 2021, the SELIC rate was 9.25%. Subsequently, the rate was gradually increased to 13.75% in 2022 and then decreased to 11.75% in 2023. On March 20, 2024, the SELIC rate was decreased to 10.75%.

We have no control over the base interest rates established by the COPOM (Monetary Policy Committee) of Central Bank of Brazil or the frequency with which they are adjusted. Increases in the SELIC rate may have an adverse effect on us by reducing the demand for our credit and increasing our funding costs, financial expenses related to existing debt and the risk of default by clients. Reductions in the SELIC rate may also have an adverse effect on us by reducing the interest income we earn on our interest-earning assets thus reducing our revenues and margins.

3.D.10.01-04 The low growth rate of the Brazilian economy may adversely affect us.

Global recessions have a direct impact on Brazil's economic activity. The country has suffered in the past with economic crises resulting from domestic imbalances, such as between 2014 and 2016, when GDP decreased by 6.24%. The persistence or intensification of low economic growth and the risk of new recessive cycles can negatively affect our operations and revenues.

Brazil showed signs of incipient recovery from the prolonged economic recession of 2020. After suffering the serious effects of the COVID-19 pandemic, the Brazilian economy showed a strong recovery in 2021, 2022 and 2023, with an average growth of 3.57% per annum. However, the lagging effects of monetary tightening over the past year and the expected slowdown for the global economy in 2024 may negatively impact the pace of growth of domestic economic activity. Any intensification of the economic crisis in Brazil and uncertainty about whether the Brazilian government is prepared and willing to implement changes to policies or regulations to address economic challenges may affect us adversely. The uncertainty about whether the Brazilian government will implement changes in policies and regulations may be aggravated by uncertainty regarding the prospects for economic policy. Accordingly, persistent low economic growth in Brazil and the risks of new recessionary cycles can adversely impact our result of operations and revenues.

11	– Form 20-F 2023 | Bradesco

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

Moreover, in February 2023, the STF issued a decision recognizing that final and unappealable decisions with respect to a certain taxpayer cannot prevail over subsequent decisions made by the STF that apply to all taxpayers. This decision has not had any impact on us.

12	– Form 20-F 2023 | Bradesco

On December 20, 2023, Constitutional Amendment No. 132/23 was published, setting out the guidelines for tax reform in Brazil. The Constitutional Amendment reorganizes the framework for consumption taxes in Brazil, with the main milestone being the replacement of five current sales taxes (PIS, COFINS, ICMS, ISS and IPI) with a unified Value Added Tax (VAT), divided into two types: (i) the Contribution on Goods and Services (CBS), directed to the federal government, and (ii) the Tax on Goods and Services (IBS), which will be distributed to states and municipalities. The Constitutional Amendment stipulates that in relation to revenue from financial intermediation, the calculation bases and rates should be defined in order to maintain the current tax burden applied to loan operations (Spread - Pis and Cofins) until the end of the fifth year after the regime comes into force (with no increase or decrease in the sector's revenue).

According to Constitutional Amendment, within 90 days, the Executive Branch must submit to the National Congress a bill proposing the reforms to income taxation, together with the corresponding estimates and studies outlining the budgetary and financial impacts, and within 180 days must send the regulation of Constitutional Amendment No. 132/23.

We cannot estimate the impacts that the implementation of the tax reform will have on our operations. Accordingly, even though sales taxes have undergone significant changes, which may lead to a possible increase in the tax burden, predicting the impacts on our gross margin is not possible at this time.

We cannot guarantee that the Brazilian government will implement a further tax reform, change the laws and regulations applicable to other taxes, or maintain or renew any tax incentives in a way that is favorable to us. In the event of such changes, directly or indirectly, increase the tax burden owed by us, our gross margin may decrease, resulting in a negative impact on our business and results of operations.

We note that the taxation of dividend distributions and the termination of deductibility of interest on equity are directly linked to the income tax reform, which is yet to be presented by the government.

Changes in tax-related laws and regulations, and interpretations can affect tax burdens by increasing tax rates and fees, creating taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation, associated costs and penalties.

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

In addition, governments acted on a global scale with increased intervention in their economies, including through regulations and public spending, in order to mitigate the economic impacts caused by the COVID-19 pandemic.

The outbreak of epidemics (such as the COVID-19 pandemic), natural disasters and other catastrophes may have a negative and significant effect on the global and Brazilian economy, resulting in the following factors:

•	Reduction in the level of economic activity;
•	Currency devaluation and volatility;

13	– Form 20-F 2023 | Bradesco

•	Increase in the fiscal deficit and reduced capacity of the Brazilian government to make investments and payments and to contract services or acquire goods;
•	Decrease in the liquidity available in the international and/or Brazilian market; and
•	Delays in judicial, arbitral and/or administrative proceedings in Brazil, especially in those which are not electronic.

The occurrence of any of these events may have a materially adverse effect on the global and/or Brazilian economy, as well as impact the liquidity and market value of our shares and ADSs. In addition, they may also lead to long-term socioeconomic impacts, including a possible decrease in Brazilian GDP and an increase in demand for public spending in fundamental sectors, a scenario in which legislative amendments may be used in order to impose, even if only temporarily, a more onerous tax treatment of our business activities, which may adversely affect our business and operating results.

We cannot ensure the future impacts or measures that might be adopted if there is a pandemic or other outbreak of other communicable diseases, nor the accuracy of our evaluation of the actual and potential impacts of, or of the extent of losses resulting from, such pandemics or other communicable diseases, which could impact our operations and financial condition. Further, our operations may be adversely impacted by the emergence of novel strains of COVID-19 and setbacks in the rollout of vaccination programs or measures necessary to contain it or other communicable diseases.

We cannot guarantee that other regional and/or global outbreaks of communicable diseases will not occur, and if they do occur, we cannot assure that we will be able to prevent a negative impact on our business and financial results.

3.D.10.02 External Environment

3.D.10.02-01 Currency exchange rate variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a reflection of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real once again devalued against the U.S. dollar, which was intensified in 2020 and 2021 because of the increased global aversion to risk, due to the COVID-19 pandemic. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with debt indexed to and/or denominated in foreign currency.

If the Brazilian currency devalues or depreciates, we may incur losses on our monetary liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency and may experience gains on our monetary assets denominated in or indexed to foreign currencies, since these liabilities and assets are converted into reais using the foreign exchange rate at the reporting date. Consequently, if our monetary liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our results of operations, and the market value of our shares and ADSs, even if the value of the monetary assets and liabilities has not changed in their original currency.

The Brazilian currency recovered part of the losses from previous years in the first months of 2022, mainly due to the rising domestic interest rates and higher international commodity prices. However, during the second quarter of 2022, there was a significant depreciation in the real/U.S. dollar exchange rate due to the slowdown in the fiscal debate and the approval of PEC 1/2022, which authorized certain new government expenditures. In 2023, the real/U.S. dollar exchange rate fluctuated around U.S.$1.00 to R$5.25 and it appreciated further towards the end of the year to lower than R$4.90 per U.S.$1.00. Strong trade balance results and robust external account foundations, as well as the economic growth at a strong pace, contributed to this appreciation during the year of 2023. At the beginning of 2024, the real/U.S. dollar exchange rate has fluctuated around US$1.00 to R$4.90.

14	– Form 20-F 2023 | Bradesco

If the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our monetary assets or liabilities denominated in or indexed to foreign currencies, as these liabilities and assets are converted into reais using the foreign exchange rate at the reporting date. If our monetary assets denominated in or indexed to foreign currencies significantly exceed our monetary liabilities denominated in or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency may materially and adversely affect our operating results, even if the value of monetary assets and liabilities has not changed in their original currency.

3.D.10.02-02 The increase in international interest rates could adversely impact global economic or market conditions.

The speed of recovery of the global economy and the rise in inflation in several developed economies has led the authorities of these countries to begin reversing the strong stimulating policies implemented during the COVID-19 pandemic.

The major central banks worldwide have raised interest rates to historically high levels. The United States Federal Reserve (Fed) closed its Fed Funds rate in 2023 with interest rates in the range of 5.25% and 5.50%, while the Bank of England and the European Central Bank took their respective basic interest rates to 5.25% and 4.50%, respectively.

Inflation in these regions is still slowing gradually, but at sufficient speed to generate an expectation to finish the high interest rate cycles by their respective central banks. Even though interest rate cuts throughout 2024 are forecasts, basic interest rates are expected to remain relatively high in historical terms. Persistence of global inflation at high levels, adverse financial events in the U.S. and Europe, such as the closing of regional banks in the U.S. and the merger of the two largest Swiss banks, may lead the monetary authorities in the U.S. and European countries to interrupt their interest rate tightening cycles. If the monetary tightening cycle ends due to a potential crisis in the banking system of these countries, the consequent deterioration in financial conditions increases the risk of a more intense deceleration of economic activity.

Historically, periods of increases in international interest rates are associated with increased risk aversion among investors. The increase in the cost of capital globally, changes in financial conditions or a faster-than-expected economic slowdown – consequences of interest rate increases – may adversely affect our business, results of our operations, our financial condition, the market value of our shares and ADSs.

15	– Form 20-F 2023 | Bradesco

3.D.10.02.03 Conflicts and other geopolitical developments may affect risk appetite and commodity prices, and constitute an important risk for the global economic scenario.

Conflicts and geopolitical events can generate widespread uncertainties, significantly impacting business relationships, investor risk appetite and the price of certain assets, especially commodities. This scenario may lead to lower or negative growth in many economies, as well as trigger an expansion of global inflation, with an impact on interest rate policies practiced by central banks, and a greater aversion to risk and currencies of emerging countries, with potential effects on international liquidity and global economic growth. Any consequences resulting from these events may have adverse effects on the political, economic and business environment in Brazil, with an impact on the perception and confidence of economic agents, which in turn could have a negative effect on our operations.

The recent conflict between Russia and Ukraine has prompted the U.S. government, the European Union, the U.K. and other governments to impose economic sanctions and export controls against Russia and Russian interests in addition to threatening further additional sanctions and controls. These measures have impacted the price of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. If this continues simultaneously with a possible appreciation of the U.S. dollar, it would put additional pressure on inflation and could hinder the Brazilian economic recovery. The global supply of agricultural commodities has also been impacted, and if there is an increase in the price of such commodities, the demand for Brazilian production is likely to increase, thus raising the price of exported goods and domestic prices for these goods.

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

16	– Form 20-F 2023 | Bradesco

Although our direct exposure to Ukraine and Russia is limited, any of these factors may have an impact on the Brazilian economy and inflation levels, and on the global credit and capital markets, which may, in turn, adversely affect our business, financial condition and results of operations.

Additionally, global markets are experiencing volatility following the escalation of other geopolitical tensions, in particular in connection with the military conflict between Israel and Hamas. The escalation of the Israel-Hamas conflict may increase geopolitical tensions around the world and cause further disruption to international trade, industrial supply chains and transport, increase market price volatility, which may adversely affect our business, financial condition and results of operations.

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

3.D.20.01-01 Our trading activities and derivative transactions, as well as investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income, are not predictable and may cause material financial loss, which could lead to a significant impact on our results of operations.

We are engaged in the trading of securities, and we buy debt and equity securities mainly to resell them and generate profits in the short-term, with differences in price. The fair value of these investments may decrease significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2023, investments classified as “fair value through profit or loss” and as “fair value through other comprehensive income” represented 31.2% of our assets and realized and unrealized gains and losses originating from these investments have had, and may continue to have, a significant impact on our results of operations. These investments are supported by our models, which may not predict sharp market fluctuations, affecting the profitability of these operations and potentially exposing us to material financial losses, as securities are subject to fluctuations in value, which may cause negative effects on our results of operations.

In addition, we enter into derivatives transactions, mainly to manage our exposure to interest rate and exchange rate risks from clients’ operations. However, these assets may also expose us to the possibility of significant financial losses in the future, since derivatives are subject to fluctuations in value.

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

17	– Form 20-F 2023 | Bradesco

3.D.20.02-01 We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.

Our loans typically do not have due payments for a short time after their origination and, therefore, our level of past due loans tends to increase as our portfolio of loans and advances becomes more seasoned. Levels of past due loans are normally higher among our individual clients than our corporate clients.

Our delinquency ratio, which is defined as total loans overdue for over 90 days divided by the total portfolio of loans and advances, increased to 5.1% as of December 31, 2023 compared to 4.3% as of December 31, 2022. This increase in our delinquency ratio is related to higher delinquency in the Retail segment (individuals and smaller legal entities), given the scenario of inflation and high interest rates in the previous years, which compromised the purchasing power of customers, and consequently had an impact on debt payments. For more information on loan renegotiations, see “Item 5.B. Liquidity and Capital Resources – 5.B.50 Capital Management”.

If economic conditions deteriorate or we experience rapid loan portfolio growth, this could result in increases in our expected loss of loans and advances and a higher delinquency ratio, which may have an adverse effect on our business, financial condition and operating results.

3.D.20.02-02 We may incur losses associated with counterparty risk exposure.

We face the possibility that a counterparty will be unable to honor its contractual obligations related to the settlement of bilateral transactions, including derivative transactions or repurchase agreements. It is necessary to estimate the projected exposures of these bilateral transactions so that adequate provisioning can be made. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons at any time during the term of their operations.

3.D.20.02-03 We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the borrower. Depending on the nature of the collateral, the enforcement of its transfer is carried out either through judicial proceedings or by extrajudicial methods. However, even where the enforcement mechanism is duly established by law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will, in certain cases, rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

18	– Form 20-F 2023 | Bradesco

3.D.20.02-04 We may incur losses due to impairment of goodwill from acquired businesses.

We record the value of goodwill from acquisitions of subsidiaries as the difference between the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (CGUs) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the carrying value of the CGU in order to determine whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to future cash flow projections, we cannot provide assurances that impairment will not be recorded in the future, which may negatively affect our results of operations, financial condition and the market value of our shares and ADSs.

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

The latest update regarding Brazil’s sovereign risk ratings made by global rating agencies are: (i) Moody's reaffirmed Brazil's sovereign rating at Ba2 and maintained a stable outlook, according to the latest report published on April 12, 2022; (ii) Fitch maintained the rating at BB, with a stable outlook, as per the report published on July 26, 2023; and (iii) S&P Global reaffirmed its rating at BB with a positive outlook, as per a report published on December 19, 2023.

Credit ratings are essential to our ability to raise capital and funding through the issuance of debt, and they impact the cost of such financings. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net income, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses that may be part of our financing agreements with other institutions could result in an immediate requirement to deliver additional collateral to counterparties or take other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks may affect the cost and availability of financings through the capital markets and other sources, affecting our interest margins and capacity to operate.

3.D.20.03 Liquidity risk

Liquidity Risk represents the possibility of being unable to fully meet our obligations, without affecting our daily operations and incurring significant losses, as well as the possibility of being unable to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

19	– Form 20-F 2023 | Bradesco

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

If the market conditions deteriorate, such a deterioration could cause a reduction in the volume of transactions, or if there is increased collateral credit risk and we are forced to pay higher interest rates and/or pay unattractive interest rates, our financial condition and the results of operations may be adversely affected.

3.D.20.03-02 Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, including us, are required to maintain.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank of Brazil does not bear interest; and
•	the remainder is paid at the SELIC rate or rate of return of the savings account. For more information on the rate of return of savings accounts, see “Item 4.B.30.01-02.01 Deposit accounts” of this annual report.

The Central Bank of Brazil has changed the rules related to compulsory deposits from time to time, as described in “Item 4.B. Business Overview – 4.B.70.02 Banking Regulations – 4.B.70.02-05 – Compulsory Deposits”.

As of December 31, 2023, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$109 billion. Compulsory deposit requirements have been used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect our financial condition and the results of operations.

20	– Form 20-F 2023 | Bradesco

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

3.D.20.04 Insurance risk

Insurance risk is the risk arising from an adverse economic situation which was not expected by us at the time of underwriting our insurance policies, and the uncertainties that exist when estimating provisions. It includes the risk of having to make emergency contributions to cover shortfalls in pension funds managed by Closed Supplementary Pension Entities (EFPC), for which we became responsible following certain business acquisitions.

3.D.20.04-01 Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related insurance liabilities may have an adverse effect on us.

The results of our insurance operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and insurance liabilities and to price our insurance products. We seek to manage the insured risks, within our limits of responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion of pensions income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang and or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity and pandemics such as COVID-19, which may have a systemic effect on the business (particularly health products), or related and economic effects (other insurance products), among others. Therefore, we cannot precisely determine the amounts that we will ultimately pay to settle these insurance liabilities, when these payments will need to be made, or whether the assets supporting our insurance liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur in the short term, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and the results of operations.

21	– Form 20-F 2023 | Bradesco

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

Due to the nature of our operations, the wide range of products and services we offer, the significant volume of activities and operations performed, and the global context of digital transformation, where there is an ever-increasing integration among platforms, a growing use of cloud computing, an intensification of relationships with external technology providers, and an extensive use of the internet and connectivity solutions, the technological environment is exposed to various types of risks, whether arising from internal or external factors. We face certain additional risks, relating to:

•	Necessity of continuing to redesign and develop our information technology architecture and applications;
•	Need to update and integrate legacy systems with emerging technology models in a timely manner;
•	The ever-increasing dependency on service providers due to the migration of certain services to the cloud, which demands robust governance and new ways of mitigating security and continuity risks that go beyond our control environment;
•	The extensive use of internet and connectivity solutions; and
•	The increasing difficulty in attracting and retaining specialized IT personnel in a competing market.

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

3.D.20.05-02 The loss of members of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us.

Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy.

Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting our results, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge of providing a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, that encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future.

22	– Form 20-F 2023 | Bradesco

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

As part of Operation Zealots (Operação Zelotes), an investigation into alleged improper conduct by members of the Federal Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais, or CARF), a criminal proceeding was opened against two former members of our Board of Executive Officers in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The court of first instance acquitted the two former members of our Board of Executive Officers and, so far, the Public Officer Prosecutor has not appealed this decision.

Although we are not a party to this proceeding, any progress in Operation Zealots and other ongoing investigations or investigations that may be initiated in the future, any consequent events and the possibility of new accusations may negatively affect our reputation and our financial condition.

3.D.20.06-02 Financial institutions, like us, may be subject to legal proceedings arising due to certain actions by third parties related to corruption, money laundering and terrorism financing (ML/TF).

We are subject to Brazilian anti-corruption and anti-money laundering and terrorism financing (AML/TF) legislation, and similarly-focused legislation of other countries where we have branches and operations, as well as other anti-corruption and AML/TF laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk of (i) any person acting on our behalf offering an improper advantage to a public agent in order to obtain benefits of any kind; and (ii) officers, employees and third parties inappropriately using financial systems for any AML/TF related acts. Legislation with transnational reach, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian anti-corruption legislation, require us, among other things, to maintain policies and procedures aimed at preventing any illegal or improper activities related to AML/TF and the corruption of government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. Despite our efforts, we cannot guarantee that such measures will be sufficient to fully prevent or detect illegal or improper activities.

If our policies and procedures designed to prevent AML/TF, bribery, and other corrupt practices are not capable of preventing voluntary or inadvertent actions by our officers, employees or third parties that amount to corruption, the governmental regulatory agencies to which we are accountable have the power and authority to impose fines and other penalties.

23	– Form 20-F 2023 | Bradesco

Involvement in these actions, a risk inherent in the activities of financial institutions, may result in negative publicity for us, and any adverse decision in an administrative or judicial proceeding may negatively affect our financial condition, results of operations and the market value of our shares and ADSs. Further, the perception or allegation that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

3.D.20.06-03 Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable AML/TF legislation, anti-bribery and anti-corruption legislation, as well as sanctions and other laws and regulations applicable to us. The laws and AML/TF regulations require us, among other things, to conduct full client due diligence (including sanctions and politically exposed person screening) and keep our client, account and transaction information up to date. We have implemented financial crime policies and procedures detailing our requirements and who, within our group, is responsible for these. We are also required to conduct AML/TF training for our employees and to report suspicious transactions and activity to appropriate law enforcement agencies following assessment by the Corporate Security area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/TF, anti-bribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee maintains guidelines to strengthen the interaction and cooperation between prudential and AML/TF supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain regularly updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, such policies and procedures may not prevent third parties from using us (or our relevant counterparties) as a conduit for illegal activities, without our knowledge. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require the implementation and embedding, within our business, of effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities without our knowledge. In addition, we rely heavily on our employees and systems to assist us by identifying such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our client due diligence, client screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes are not effectively applied, there remains a risk of regulatory breach.

In accordance with resolutions issued by the United Nations Security Council, as well as enacted laws and regulations issued by the Central Bank of Brazil additional compliance requirements are demanded of financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we have a process in place for continuous review of our control and compliance procedures.

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

24	– Form 20-F 2023 | Bradesco

The reputational damage to our business and global brand would be severe if we were found to have breached AML/TF, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our clients’ data and bank products and services from being accessed or used for illegal or improper purposes.

In addition, we rely heavily on our relevant counterparties such as suppliers and business partners, to maintain and apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (or our relevant counterparties’) services as a conduit for illicit purposes without our (or our relevant counterparties’) knowledge.

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

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•	minimum capital requirements;
•	compulsory deposit requirements;
•	limitations on investments in fixed assets;
•	lending limits and other credit restrictions;
•	earmarked loans, such as housing loans and rural loans;
•	accounting and statistical requirements about our operations;
•	management of various risks, including social, environmental and climate risks;
•	mandatory provisioning policies for regulatory reporting purposes;
•	limits and other restrictions on rates; and
•	limits on the amount of interest that banks can charge and the period for which they can capitalize interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could have a materially adverse effect on our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. Therefore, these regulations can be enacted and implemented in a very short period of time, which may affect our activities. Additionally, any changes in the availability of credit may adversely affect us.

25	– Form 20-F 2023 | Bradesco

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

3.D.20.06-07 The Brazilian Constitution previously established a ceiling on loan interest rates. If the Brazilian government enacts new legislation with similar effects in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established an annual interest rate ceiling of 12.0% on bank loans. However, this ceiling has never been enforced because the relevant regulation has not been approved. The understanding that this ceiling is not yet in force has been confirmed by the binding precedent (Súmula Vinculante), No. 7, a final binding decision enacted in 2008 by the STF, in accordance with such Court’s prior understanding on this matter. Since 1988 several attempts have been made to regulate the limitation on loan interest rates, particularly bank loan interest rates, but none of them were implemented or confirmed by the Brazilian courts.

On May 29, 2003, Constitutional Amendment No. 40 (“EC 40/03”) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian financial system to be regulated on a sector-by-sector basis rather than by a single law relating to the financial system as a whole.

Most of our income, expenses, assets and liabilities is directly linked to interest rates. Accordingly, the imposition of a limitation or ceiling on loan interest rates could materially and adversely affect our results of operations and financial condition, our loan portfolios, our cost of funding and our income from loan operations.

26	– Form 20-F 2023 | Bradesco

3.D.20.06-08 Any substantial increase or decrease in the interest rate ceiling could have a material effect on our financial condition, our results of operations or on the prospects of financial institutions based in Brazil, including us.

On November 27, 2019, Resolution No. 4,765/19 was enacted by the National Monetary Council (CMN), as amended. It regulates overdraft facilities granted by financial institutions for a demand deposit account, providing, among other matters, a limit for the interest rates on the amount of the overdraft used. For further information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-14 Use of the overdraft”.

In 2023, Law No. 14,690/23 was created, which provides on the Emergency Debt Renegotiation Program for Defaulting Individuals – Desenrola Brasil, which, among the provisions, addresses the Prevention of Delinquency, stipulating that the CMN should regulate the limitation of interest rates on revolving credit under credit cards.

The CMN also published Resolution No. 5,112/23, and the Central Bank of Brazil published Resolution No. 365/2023, which, in general, impose limits on interest rates for credit card financings, establish rules for the portability of credit card financings, as well as rules and certain information to be disclosed to credit card holders.

CMN's Resolution No. 5,112/23, regulates the limitation provided for in Law No. 14,690/23, by stipulating that the total amount charged by institutions granting financings through revolving credit and/or installment credit in the form of interest and financial charges may not exceed the original amount of the financed debt. This limitation applies to all credit card issuers and other post-paid payment instruments. The interest rate limitation provisions entered into effect on January 3, 2024.

Therefore, future Brazilian court decisions involving discussions on interest rate limitations, as well as changes in legislation and regulations restricting interest rates charged by financial institutions, could have an adverse effect on our business.

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

The impact of this law has been significant, as any processing of personal data is subject to the new rules, whether physical or digital, by any entity that is established in Brazil or that has collected personal data in Brazil or from any individual located in Brazil – even if not residents – or that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD required structural changes in our relationships with clients, business partners, service providers and employees, and in virtually all areas of Brazilian society. The LGPD is in full force. The National Data Protection Authority (ANPD), the public administration body responsible for overseeing, implementing and supervising compliance with the LGPD, which has the power to apply sanctions in case of non-compliance since the publication of the CD/ANPD Resolution No. 4 on February 27, 2023. The National Council for the Protection of Personal Data and Privacy, created by provisional measure converted into Law No. 13,583/19, is an additional enforcement body tasked with ensuring compliance with the LGPD.

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

27	– Form 20-F 2023 | Bradesco

However, possible failures or attacks on our systems and processes of prevention, detection and/or correction in the fight against fraud and in providing information security, may lead to non-compliance with applicable legislation, including the LGPD, and can also negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares and ADSs. See item 3.D.20.05-01 “A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.”

3.D.20.06-10 The Brazilian Supreme Court (STF) and Brazilian Superior Court of Justice (STJ) are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses.

The STF, which is the highest court in Brazil, has responsibility for judging constitutional matters, and is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the Bresser, Verão (part of), Collor I and Collor II economic plans, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by its members. According to the associations representing the savings account holders, banks misapplied the inflationary adjustments when those economic plans were implemented and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

The STF decided that the judgments for class actions proposed by associations questioning the inflationary adjustments only benefit consumers who: (i) were associated with the associations at the time of filing of the class actions; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers who are account holders and who had suffered losses related to inflationary adjustments, irrespective of whether those losses of savings account holders were associated with the association, that filed for the class action).

In connection with a related decision, the STJ decided, in May 2014, that the starting date for calculating default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The amendment was taken to the Supreme Court for approval and its extension was approved by the plenary of the court on May 29, 2020, for a period of 30 months (renewable for a further 30 months) starting on March 12, 2020. A new amendment was agreed between the signatories to the Collective Bargaining Agreement, extending it for a further 30 months, which was submitted to the STF for approval. In a session concluded on December 16, 2022, the extension of the term of the Collective Bargaining Agreement was approved for another 30 months, and the adherence to the terms of the agreement was made through a digital platform specially created for this purpose. Considering that this is a voluntary agreement, which does not oblige the savings account holders to join, we are unable to predict how many savings account holders will accede to it.

Future STF decisions regarding cases related to inflationary adjustments may increase our costs and result in losses. This, in turn, may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

28	– Form 20-F 2023 | Bradesco

3.D.20.06-11 As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing regulations, notably those relating to data and copyright protection, may be interpreted in new ways that would affect our operations and the way in which we use artificial intelligence and machine learning technology, including with respect to provide lending, in light of legislative discussions regarding the right to contestability and review of decisions obtained through the use of artificial intelligence systems, which may expose our proprietary credit model, which could adversely affect our business. Further, the cost of complying with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private, based in Brazil and abroad, in addition to new players, such as fintechs and startups that operate with differentiated and reduced levels of regulation. It should be noted that major technology companies, bigtechs, are also strong competitors, seeking to invest in online payment systems and financial transaction tools by means of various types of applications. In addition, the implementation of Open Finance in Brazil has intensified this competition through the possibility of sharing information between institutions.

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

3.D.20.08-01 Potential need to provide financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

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

29	– Form 20-F 2023 | Bradesco

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

3.D.20.09 Cybersecurity risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leakages, that could compromise the confidentiality, integrity and/or availability of our critical business processes, assets and/or infrastructure.

3.D.20.09-01 Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We are exposed to failures, deficiencies or inadequacies in our internal processes, human error or misconduct, as well as cyberattacks. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks that could materially and adversely affect us in case of failures to adequately protect our assets and people.

Like other large corporations, we are heavily dependent on innovation and technology, which exposes us to internal and external events that may affect the availability of our systems and information technology infrastructure. Those events can also occur at our third-party service providers, which form part of our supply chain and have the potential to materially adversely affect our business and activities.

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

Cybersecurity and its associated risks are treated at the highest strategic level of priority. We account for the potential loss, theft, or modification of data processed and stored by us, as well as by our third-party service providers. These considerations are essential for our risk analysis, in light of the potential for exploiting vulnerabilities and weaknesses in both our, and our third-party service providers’, information technology environments (such as ransomware attacks).

Our corporate security department carries out a prior and periodic analysis of the security controls in the environment of our service providers. Our contracts for relevant data processing and storage and cloud computing services contain specific cybersecurity clauses aimed at protecting the information, even after termination of the contract.

Brazilian regulatory bodies have also intensified regulations, including through the LGPD, CVM Resolution No. 35/21, and CMN Resolution No. 4,893/21, improving controls, policies and requirements for cloud services.

The LGPD imposes sanctions and fines in the event of data leakages as a result of non-compliance with the terms and conditions of the law, however, any failure to protect personal information could impact our operating results, financial condition and reputation. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as damage that could materially and adversely affect our operating results, financial condition, prospects and reputation. In addition, we may be required to report to the regulatory authorities material events related to cybersecurity issues, events where client information may be compromised, incidents of unauthorized access and other security breaches.

30	– Form 20-F 2023 | Bradesco

In 2022, we experienced a significant security incident exclusively involving our subsidiary Banco Bradesco Financiamentos (BBF), which offers specialized solutions for the commercialization of payroll loans and vehicle financing. During the incident response and forensic analysis, we discovered that a systemic vulnerability had been exploited, resulting in unauthorized access to the data of certain BBF clients from part of the database relating to vehicle financing contracts. Measures were adopted to solve the incident and we contacted the clients whose data was unduly accessed, as well as informing the competent authorities (Central Bank of Brazil and ANPD).

In July 2023, we suffered a ransomware incident involving Bradesco Securities, Inc. – New York branch. On July 18, 2023, we published a material fact, available on our investor relations website and informed the SEC through a Form 6-K (not incorporated by reference in this annual report), regarding the incident, which resulted in unauthorized access to data belonging to employees, administrative staff, and clients exclusively of Bradesco Securities, Inc. The compromised data included that of employees of Bradesco Securities, Inc. in the United States, the United Kingdom, and Brazil, as well as institutional clients of Bradesco Securities, Inc.

Bradesco Securities, Inc. promptly activated its control and security protocols to determine the cause and extent of the incident and mitigate its effects. It has taken measures to resolve the incident, including by contacting the affected people and competent authorities.

Unauthorized viewing of this data did not impair Bradesco Securities, Inc.’s clients’ access to transactional services. In addition, the event did not result in the unavailability of systems or the interruption of operations, which continued to function normally, and did not affect our clients, operations, or corporate data of other Bradesco business units, including the systems and operations of Banco Bradesco S.A. and its subsidiaries in Brazil. There was no risk to the continuity of business and services to our clients.

Any future failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

3.D.20.10 Social, environmental and climate risks

This is represented by the potential damage that we may cause to society, to the environment and to the climate, or suffer as a consequence of these factors. These risks, when associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with clients, through financing and investment activities. Social Risk comprises violation of rights, fundamental guarantees or acts detrimental to the common interest, such as slavery like practices, forced labor or child labor. Environmental Risk covers environmental degradation and excessive use of natural resources. Climate Risk encompasses the consequences of climate events such as floods, storms, frosts, landslides, water crises, temperature rise, among others (also known as physical risks), and events linked to the transition to a low-carbon economy, such as regulatory constraints, transition costs to low-emission technologies, changes in client behavior, and threats to our reputation.

3.D.20.10-01 We provide financings for projects carried out by clients which may result in negative socio-environmental impacts which, in turn, could negatively affect our results of operations and reputation.

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

31	– Form 20-F 2023 | Bradesco

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

Physical climate risks are related to the projection that the global climate will continue to change, which is expected to result in an increase in the severity and frequency of chronic and acute weather events. These events could potentially affect the global economy, resulting in significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations can impair asset values and the credit quality of clients, leading to higher delinquencies, write-offs and impairment charges in our portfolios. In addition, our facilities may also suffer physical damage due to weather events, which may represent an increase in our expenses.

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

Furthermore, our financial and operating performance may be adversely affected by extreme weather events such as the El Niño phenomenon. Global climate change and the increasingly frequent occurrence of extreme weather events bring relevant risks to the Brazilian agricultural production, which in 2022 accounted for approximately 5% of Brazilian GDP, according to the Brazilian Institute of Geography and Statistics (IBGE). Climatic events such as the El Niño, for example, when they occur intensively, such as between 2015 and 2016, lead to changes in rainfall and temperature regimes with adverse consequences for grains and sugarcane, for example. There was a reduction of 11.3% in the production of Brazilian grains and of 5.8% in sugarcane in the 2015-2016 harvest, according to National Supply Company (CONAB). As agribusiness makes up a relevant portion of our investment portfolio, our result may be negatively impacted by events of this nature, which are difficult to anticipate and to measure their effects.

Additionally, on March 6, 2024, the SEC approved new rules that will require significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks (the “SEC Climate Rules”). A large number of petitions that seek judicial review of the SEC Climate Rules have been filed. On April 4, 2024, the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit. Assuming that the SEC Climate Rules are ultimately upheld in their present form, our legal, accounting, and other compliance expenses may be affected by the SEC Climate Rules, and compliance efforts may divert management time and attention. We may also be exposed to legal or regulatory action or claims as a result of these new regulations. Although we are still in the process of assessing the scope and impact of these rules given how recently they were adopted and the subsequent legal challenges, some of these risks could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

3.D.20.11 Reputational risk

Reputational risk is represented by the loss of credibility before clients, counterparts, government agencies, the market or the community, as a result of undue acts and improper actions and behavior.

3.D.20.11-01 Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of us in the eyes of our clients, counterparties, stockholders, investors, regulators, business partners and other stakeholders. Such factors include noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior on the part of our employees, third-party failures in risk management, and relationships with stakeholders whose practices are not aligned with ESG principals, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived to be unable, to properly address these issues, we may be subject to penalties, fines, class actions and regulatory investigations, among other things. Reputational damage before clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects.

32	– Form 20-F 2023 | Bradesco

3.D.20.12 Model risk

Models are quantitative tools that provide synthesis of complex subjects, standardization and automation of the decision-making process and the possibility of reuse of internal and external information. This improves efficiency by reducing the costs associated with analysis and manual decision as well as providing greater accuracy. Its use is an increasingly widespread practice, mainly due to technological advances and new techniques of artificial intelligence.

However, given that these tools enable simplifications of reality, models are subject to risks, represented by the possibility of inappropriate business decision-making, based on a model developed with flaws or deficiencies, or due to improper use.

3.D.20.12-01 We may make non-optimal business decisions due to flawed/deficient models, or inappropriate use of those models.

The use of models to support business decision making is an increasingly widespread practice in financial institutions. However, flaws in the model’s foundation (examples: simplifications, approximations, insufficient data, development sample design, etc.) or inappropriate use of a model different from the use that was envisaged during its development, may lead to financial losses due to inappropriate decisions and therefore, negatively affect the result of our operations, our financial condition and the market value of our shares.

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

As of March 10, 2024, Fundação Bradesco directly and indirectly held a 30.53% of our total capital, with 8.59% held directly and 21.94% held indirectly. Under the terms of Fundação Bradesco’s by-laws, members of our Board of Executive Officers who have been working with us for more than ten years serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members.

Our Board of Directors has 11 members, and four of them are independent. In other words, they are not associated with Fundação Bradesco, in accordance with the criteria of Law No. 6,404/76 and the regulations issued by the CVM. Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. According to our by-laws, there is no legal or statutory provision requiring us to have independent directors. However, with the goal of enhancing corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of our common shareholders, and the shareholders do not have the same protections as they would if all the directors were independent. Furthermore, our directors (excluding our independent directors) are associated with Fundação Bradesco and decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco and our Board of Directors which may be contrary to the interests of our other investors, including holders of shares and ADSs, and which may have a negative impact on the interests of the holders of our shares and ADSs, see “Item 7.A. Major Shareholders”.

33	– Form 20-F 2023 | Bradesco

3.D.50 Risks relating to our shares, preferred share ADSs and common share ADSs

3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of the ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to establish voting instructions; and there are practical limitations we may give such holders on any ability to vote.

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

3.D.50.02 Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.

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

As discussed above in “3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of the ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to establish voting instructions; and there are practical limitations we may give such holders on any ability to vote”, preferred share ADS holders will only be able to vote if we authorize and direct the depositary bank accordingly. As a result of the fact that preferred shareholders have limited voting rights, any ability to vote that we may extend to preferred share ADS holders corresponding to the preferred shares pursuant to the applicable Deposit Agreement, would be similarly limited.

34	– Form 20-F 2023 | Bradesco

3.D.50.03 The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw the shares underlying the ADSs from the depositary bank at any time, your ability to sell the shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 46.4% of the aggregate market capitalization as of December 31, 2023.

3.D.50.04 If we do not pay dividends to holders of our common shares and preferred shares, no dividends will be paid to holders of ADSs.

Pursuant to the Deposit Agreements, if the depositary (as holder of the shares underlying the ADSs) receives any cash dividend or distribution, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our common share ADSs and preferred share ADSs.

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

35	– Form 20-F 2023 | Bradesco

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

The United States has enacted rules, commonly referred to as FATCA, that generally impose a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an Intergovernmental Agreement (the IGA) regarding the implementation of FATCA with Brazil. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADSs in the future. Similar to the FATCA, the Common Reporting Standard (CRS) is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Co-operation and Development (OECD) and the Multilateral Competent Authority Agreement, applicable to the signatory countries of the standard. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision”.

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

36	– Form 20-F 2023 | Bradesco

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are a sociedade anônima organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029-900, Osasco, São Paulo, Brazil, and our telephone number is +55 (11) 3684-4011. Our investor relations website is located at bradescori.com.br. Our New York Branch is located at 450 Park Avenue, 32nd and 33rd floors, New York 10022.

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

We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, micro, small, medium-sized and large enterprises and major local and international corporations and institutions. Our products and services consist of banking operations such as: loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services, among others.

37	– Form 20-F 2023 | Bradesco

4.A.10 Acquisitions, divestitures and other strategic alliances

4.A.10-01 Recent Acquisitions

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

Tivio Capital (previously known as BV DTVM)

On August 24, 2022, through our subsidiary Kartra Participações Ltda., we entered into an agreement with Banco Votorantim S.A. to establish an investment management firm. As a result, Tivio Capital was created, an independent asset manager with global scale and reach. On February 28, 2023, after fulfilling all preceding conditions, legal and regulatory requirements, the acquisition was completed (Bradesco holding 51% and Banco Votorantim S.A. holding 49%).

Hospital Santa Lúcia

On August 31, 2023, Atlântica Hospitals e Participações S.A. (Atlântica), a company indirectly controlled by Banco Bradesco S.A. and by Bradseg Participações S.A. (member of the Grupo Bradesco Seguros), entered into an Investment, Purchase and Sale Agreement of Shares and other Agreements with Hospital Santa Lucia S.A. (HSL), its subsidiaries (Grupo Santa) and its current partners (Family Leal) for Atlântica to acquire 20% of the share capital of HSL. Grupo Santa is the largest hospital network in the Midwest region of Brazil, with presence in the Federal District, Goiás, Mato Grosso and Mato Grosso do Sul. The completion of the transaction is subject to compliance with certain suspensive terms, including the applicable regulatory conditions.

Hospital Mater Dei

On December 21, 2023, Atlântica Hospitais e Participações S.A. (Atlântica), a company indirectly controlled by Banco Bradesco S.A. and by Bradseg Participações S.A. (member of the Grupo Bradesco Seguros), entered into an Investment Agreement for the Establishment of a Specific Purpose Entity (SPE) with Hospital Mater Dei S.A. (Mater Dei) in which Atlântica will hold a 51% stake, and Mater Dei a 49% stake, with the aim of developing and operating a new general hospital located in the north of the city of São Paulo. The hospital will be built on a property owned by one of our subsidiaries, which will be part of our Group, which will be responsible for the development and lease of the building to the SPE, in the “built to suit” modality. The completion of the transaction is subject to compliance with certain suspensive terms, including the applicable regulatory conditions.

4.A.10-02 Recent divestitures

There have been no recent divestitures.

38	– Form 20-F 2023 | Bradesco

4.A.10-03 Other strategic alliances

Bradesco Asset Management S.A (Bradesco Asset)

Our subsidiary Bradesco Asset has developed important alliances and continues to focus its strategy on internationalization. Through personal management and agreements with partners, we offer Brazilian investors the opportunity to invest in fixed and non-fixed equity funds, balanced and alternative, with global, regional and thematic exposure, as well as global ESG (Environmental, Social and Governance) strategies. In Europe and Latin America, we have been offering “Bradesco Global Funds” UCITS (domiciled in Luxembourg) to overseas investors since 2009. These funds have different strategies and incorporate ESG aspects in accordance with Luxembourg law. In Japan, Mitsubishi UFJ Asset Management (MUAM), our partner since 2008, offers a fund managed by Bradesco Asset to retail investors wishing to invest in the Brazilian markets.

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

4.B.10 Strategy

4.B.10.01 Business strategy

Our business strategy focuses on meeting the expectations of clients, understanding their needs and life cycle, and increasing their satisfaction by providing an excellent customer experience in all their interactions with us. In line with this strategy, our operations are based on four main pillars, which support the corporate purpose of creating opportunities for people to progress and for the sustainable development of companies and society: (i) Clients – our inspiration; (ii) Digital Transformation – how we do it; (iii) People – our team; and (iv) Sustainability – made to last.

➢	Clients – our inspiration

Our main goal is to provide the support our clients need to fulfill their objectives through top-tier service focused on their needs and goals, promoting an optimal experience and a relationship of trust and respect.

Placing the client at the heart of our strategy, we have developed several actions to improve our understanding of client behavior, habits, needs and objectives, valuing each moment and interaction. Through the use of data intelligence and seamless business solutions, we provide tailor-made services in accordance with a client’s profile and stage in life. We believe that this creates a high-quality and smooth experience, integrating client journeys and processes supported by new real-time decision technologies.

We have an organizational structure that is designed to provide a seamless customer experience and we seek to constantly improve our activities and our operational efficiency. Keeping the client at the heart of strategic decisions, we remain customer-centric by having an area exclusively focused on developing the best experience and solutions that match the needs, desires and current life needs of each client.

The Bradesco Experience (be.) area has more than 500 multidisciplinary professionals focused on providing the best experience for the client, regardless of the interaction channel, in both financial and non-financial services.

By gaining in-depth knowledge of our clients, we aim to bring about significant improvements to our user experience. Increasingly, digital clients are becoming more autonomous and demanding, looking for practicality and customization. The use of digital channels is already present within our operation. Following our focus on promoting the best experience, we unite the voice of the client with the use of data intelligence to guide our decision making. As a result, we have developed and improved solutions that become increasingly relevant to clients, such as the new card billing, which has already had positive feedbacks in the application stores. In 2023, we established an exclusive partnership with Amazon to launch its first credit card in Brazil. We also expanded our global reach with the availability of the “My Account” international account, which allows withdrawals and purchases in 195 countries with the commercial dollar-based quotation. We continue to strengthen our wealth business and, to provide clients with a more affordable and efficient investment journey, Ágora, has made the fees for various operations on B3 more flexible.

39	– Form 20-F 2023 | Bradesco

We want to be where our clients are, serve them in a way that works for them, and provide each of them with efficient service and a fluid, omnichannel experience. That is why we are increasingly advancing the integration of our physical and digital channels. We are now “phygital”, a marketing term that refers to a mix of both digital and physical experiences.

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

In 2023 we announced our arrival in Porto Digital (Porto Digital is one of the main technology parks and innovation environments in Brazil, located in Recife) with the creation of a new technology and innovation hub in Recife. Our strategic action aims to contribute to digital transformation projects using emerging technologies such as blockchain, cloud and artificial intelligence.

We also highlight the recognition of our journey of Digital Transformation and Innovation through an award we received which featured in the 2023 Innovation in Digital Banking Awards, and was promoted by the British magazine The Banker, dedicated to the financial market. The award recognizes innovation actions in the financial market. In this edition, Bradesco was the winner in the Investment Banking category with the case Invest+, the investment consolidator of Bradesco.

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

40	– Form 20-F 2023 | Bradesco

We highlight the main recognitions: Bloomberg Gender Equality Index 2023 (Bloomberg), LinkedIn Top Companies Brazil 2023 (LinkedIn), Top Employers Certification 2023 (Top Employers Institute), Best Companies in Diversity Practices and Actions (Corporate Initiative for Racial Equality, in Partnership with TV Cultura), LITA - Latam Inclusive Tech Awards (Laboratoria), Healthy Management (GPTW), IDIVERSA Index (B3), Best Internship Programs (CIEE), Career of Dreams (Cia de Talentos), Best Financial Companies to Work For (GPTW), Best Companies to Work For (Barueri and Region – GPTW), Amazing Places to Work Award (FIA FEEx), Think Work Flash Innovations (Think Work), Brazil’s Most Attractive Employers (Universum Brazil), Excellence Research in People Management 2023 (Grupo Gestão Rh and FGV in Company ), Corporate Racial Equity Index – IERE (Corporate Initiative for Racial Equality).

We focus on the development of our people and aim to attract talent corresponding with global trends in new skills. UniBrad, our corporate university, is directly linked to this focus, offering training on knowledge management, re-qualification and technical and behavioral training for our staff, reinforcing our culture and promoting awareness, ethical values, and highly committed employees. In 2023 there were more than 450,000 visits on the UniBrad website and more than 1.9 million participations in learning solutions.

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

Considering the main challenges and global trends of the agenda, we chose three themes to intensify our actions: sustainable business, climate agenda and financial citizenship.

We were the only Brazilian bank involved in the creation of the UN’s Principles for Sustainable Banking and the first Brazilian bank to adhere to Net Zero (the Net-Zero Banking Alliance), where we committed to align our loan and investment portfolios to achieve zero net carbon emissions by 2050. We also aim to allocate R$250 billion to assets, sectors and activities with social and environmental benefits by 2025.

In the third quarter of 2023, we partnered with the International Finance Corporation (IFC) to raise US$250 million with the aim of expanding funding to micro, small and medium-sized enterprises which meet the criteria of Local Productive Arrangements (APLs) program, with a focus on creative economy in the Northern and Northeastern regions.

On December 31, 2023, we achieved 90.8% of the sustainable business target, with R$227.0 billion directed towards operations which we believe that have potential to generate positive impacts on society and the environment.

We were present at the Brazil Climate Summit at Columbia University, at SDGs in Brazil of the Global Compact at UN headquarters and on several panels and events of the Climate Week NYC Conference, where we accompanied and participated in debates related to the risks and opportunities of the climate and sustainable business agenda.

41	– Form 20-F 2023 | Bradesco

Represented by our Sustainability Officer, we are the only Brazilian representative and the only bank to integrate the Transition Implementation Group (TIG) on IFRS S1 and IFRS S2 of the International Sustainability Standards Board (ISSB).

We have been a part of the Dow Jones Sustainability Index for the 18th consecutive time, being considered a reference in the theme of “transparency and reporting”.

We were also recognized in the S&P Global’s “Sustainability Yearbook” for the 6th consecutive time, a yearbook which highlights the ranking of the best initiatives in sustainable banking practices in the world.

Through Fundação Bradesco, we contribute to the development of children in need, providing them with a high-quality education in Fundação Bradesco’s schools, which are located in every state of Brazil and in the Federal District, and assisting students in Basic Education, Youth and Adult Education and Initial and Continuing Education.

4.B.10.02 Strategic Planning

The year 2023 was challenging, but the adjustments we made to our strategy have started to show positive effects. We expect 2024 to be a transitional year and we are aware of the need for transformation, which we are now accelerating. We started to execute what we consider to be an innovative strategic plan.

Our goal is to transform the business in an agile manner, aligning technology and people with our company culture. If we achieve this transformation, we expect it to improve our profitability. We believe in a trajectory of recovery of profitability over time, and expect that the initial effects will start to show in 2025.

We are accelerating our transformation, executing a strategic plan that starts from a deep and realistic diagnosis of everything that needs to change. The implementation of this plan will extend over the next few years. We expect to see some results in 2024, but believe that the benefits of this strategic plan will largely start from 2025 onwards.

We will continue being a full-service bank, offering a wide range of services and products, which is close to its clients. We will continue to offer physical and digital support to our clients. In addition, we will adjust our customer service to improve the experience for our clients, deliver more value to the client, and increase our efficiency.

We are looking to implement a transformative culture for an agile and large bank that is customer-centric, without losing our values.

We have accelerated priority initiatives and introduced new ones. We believe that our focus on our employees agenda will enable us to implement changes that prepare us for our continuous evolution.

Our strategic plan aims to resume our historical profitability in a sustainable way over the next few years. As part of that, we will change our organizational structure, reduce hierarchical levels and while maintaining an effective internal control environment. We will have a team fully dedicated to the execution of these changes, transforming our business and accelerating the changes in our employees, culture and technology, allowing us to become more competitive in an environment of constant change.

4.B.10.03 Corporate Sustainability

Sustainability is one of our strategic drivers, as we understand that the management of ESG issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. Through our business and operations, we are committed to the sustainable development of the country, generating shared and long-term value for investors, employees, suppliers, clients and society.

42	– Form 20-F 2023 | Bradesco

4.B.10.03-01 Guidelines and governance

Our actions in Sustainability are guided by policies and standards which incorporate the best market practices in sustainability management and which also govern our voluntary commitments.

The Corporate Sustainability Policy aims to promote our sustainability goals and provide guidance on the actions related to the socio-environmental aspects of our business. Other policies and rules incorporate these guidelines, consolidating the practices of socio-environmental responsibility, including from a risk management perspective.

The Socio-Environmental and Climate Responsibility Standard (PRSAC) defines the main compliance procedures for the socio-environmental criteria in business, stakeholder relations and subject governance. Our PRSAC establishes the scope and approach for managing these risks, and is discussed in more detail in section “4.B.10.03-04 Social, environmental and climate criteria for business decisions”.

The main governing body presiding over the area is the Sustainability and Diversity Committee, composed of members of the Board of Directors and the Board of Executive Officers, including the Chief Executive Officer. The Committee is advised by the Sustainability Committee, an executive body consisting of executive officers and officers of various areas, ensuring the implementation of the strategy and monitoring the execution of projects and their impact on our performance. With regards to social, environmental and climate risks, the main decision-making forums are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

4.B.10.03-02 Sustainability Strategy

Our sustainability strategy is based on promoting change focused on three important themes:

Sustainable business	Climate change	Financial Citizenship
Promote businesses with a positive impact that foster socio-environmental development.	Ensure that our businesses are prepared for climate challenges, raising awareness and engaging our customers regarding risks and opportunities.	Promote education and financial inclusion to leverage socio-economic development.

These strategic objectives are aligned with the 2030 Agenda of the United Nations and incorporate the commitment to contribute to the SDGs, with an emphasis on six goals that we prioritize:

4 – Quality education;

5 – Gender equality;

8 – Decent work and economic growth;

9 – Industry, innovation and infrastructure;

10 – Reduce inequalities; and

13 – Climate action.

4.B.10.03-03 Voluntary commitments

Our practices and strategies are reinforced by constant dialogue with various stakeholders and the incorporation of internationally recognized initiatives and voluntary commitments, such as: Global Compact Initiatives, SDGs, Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), among others.

One of the focuses of our strategy of action is our commitment to raise awareness and finance our clients in the transition to a low-carbon economy. To strengthen these actions, we joined the Net-Zero Banking Alliance (NZBA), committing to decarbonize our loan and investment portfolios to achieve zero net emissions by 2050.

43	– Form 20-F 2023 | Bradesco

4.B.10.03-04 Social, environmental and climate criteria for business decisions

We seek to incorporate and constantly improve our analysis of the social, environmental and governance criteria relevant to business decisions and the offer of credit, investments and insurance.

•	Credit

We have a governance structure, consisting of committees, policies, standards and procedures, which is intended to identify, measure, mitigate, monitor and report social, environmental and climate risks. This structure complies with the Central Bank of Brazil’s Resolutions and observes the principles of relevance and proportionality, which are necessary given the complexity of financial products and the profile of our activities.

Following the guidelines in our Corporate Policies for Sustainability, the area of Analysis and Control of Socio-environmental Risk conducts assessments of operations and clients, rating formulations of socio-environmental risk, and monitoring activities, in accordance with the scope and criteria set out in the Social, Environmental and Climate Risk Standard, in addition to the requirements and obligations established by Brazilian legislation and regulations.

The process of social, environmental and climate risk management, as well as the control and monitoring of loan operations are discussed in detail in the section “4.B.20.01-07 Socio-environmental Risk”.

•	Investments

Bradesco Asset, in accordance with the guidelines of its Responsible Investment Policy, applies an analysis methodology that considers Environmental, Social and Governance Factors for all types of assets under its management. This methodology, applied to both private and public securities, allows a more comprehensive assessment of risks and opportunities, allowing the alignment of asset management with the principles of sustainability and social responsibility.

For private securities, the methodology considers the relevant topics of each sector, identifying the risks and opportunities that companies face. In the case of public securities, indicators are used to assess regulatory quality and public policies regarding the provision of basic services to the population, environmental conservation and reduction of social inequality. Thus, Bradesco Asset incorporates socio-environmental aspects in its business, with the aim of providing superior and sustainable returns when managing clients’ investments.

In addition, Bradesco Asset strives to engage companies and business partners to adopt best practices in their respective segments. Annually, it publishes the results of this work in the Transparency Report of Principles for Responsible Investment (PRI), to which it is a signatory. The PRI is considered in all investment and relationship activities with Bradesco Asset stakeholders, including:

•	integration of ESG issues into the analysis and management of assets;
•	involvement of investees;
•	creation of a database with ESG information from investees;
•	training of Bradesco Asset professionals about ESG issues and its importance to investment activities;
•	participation of Bradesco Asset in forums and working groups related to the responsible investment theme; and
•	process of information collection to report the evolution in the application of our Group’s Principles, to the PRI and to Bradesco Asset.

Bradesco Asset offers funds with dedicated ESG strategies in different modalities, such as variable income, fixed income and fund of funds. Among the local funds, we highlight the FIA Corporate Sustainability variable income fund and the fixed income fund Private Credit Performance SRI 20. In addition, Bradesco Asset has other funds that adopt different active management strategies, containing a mix of local and global actions, like FIC FIA ESG Global BDR Level I and FIC MM ESG Global.

In 2023, Bradesco Asset managed R$659.2 billion in investment funds, of which R$658.7 billion take into account ESG issues, representing 99.9% of the total assets in investment funds.

44	– Form 20-F 2023 | Bradesco

•	Insurance

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

In addition, Grupo Bradesco Seguros has its own Sustainability Committee, subject to the Steering Committee of Bradseg Participações S.A., which relies on the participation of its Executive Officers and Superintendents. The commission aims to propose strategies and solutions that promote the use of the best practices of sustainability into activities and business of the society and its associated and controlled companies, contributing to its ability to generate value continuously. Grupo Bradesco Seguros also has an area dedicated to the management of socio-environmental and climate-related risks, which reports to its Risk Committee and, through it, to the Executive Boards of the business units on the evolution of sustainability risks (social, environmental and climate-related).

Grupo Bradesco Seguros is also governed by its own Sustainability Policy and internal rules on Socio-environmental Responsibility and Socio-environmental Risk, which adopt environmental, social and governance criteria for monitoring the processes and operations of Grupo Bradesco Seguros.

4.B.10.03-05 Socio-environmental management of operating activities

The management of our operations also incorporates socio-environmental criteria and related best practices. Among them, we highlight:

•	Continuous work to identify new initiatives and projects that help to further our goals of reducing water consumption throughout our branches, offices and headquarters;
•	In regards to reducing water consumption, since 2012 we have been working to reduce energy consumption through a monthly follow up. We have also set annual targets and a ranking of the most efficient branch to encourage actions for internal savings;
•	Since the end of 2020, 100% of our operations have been supplied by renewable energy sources. On implementing this initiative, we became one of the first major financial institutions in the world to complete the transition according to RE100. In addition, since 2019, we neutralized 100% of greenhouse gas emissions (carbon equivalents) generated by our own operation, becoming the first major Brazilian bank to achieve this level of carbon offsetting;
•	In 2023, in pursuit of our commitment to ensure that 100% of our energy is supplied by renewable energy sources, we included 186 branches, administrative buildings and schools of the Fundação Bradesco in the Free Energy Market. We also have more than 325 branches consuming energy from six photovoltaic power plants through the distributed generation project. We have contracted 7 more power plants that will supply power to 172 banking branches. Since 2018, we have been implementing the Energy Efficiency Master Plan, through which we specify actions to increase energy efficiency in our buildings;
•	When approving companies that provide services to us, we evaluate their regulatory, commercial, economic-financial and socio-environmental compliance. The socio-environmental issues analyzed include compliance of labor practices with public certifications, prohibition of slave or child labor, environmental risks, and negative media. Suppliers belonging to sectors considered critical from a socio-environmental point of view are submitted to additional documental analysis and allocated a socio-environmental risk rating. Additionally, suppliers with active contracts considered critical are submitted to socio-environmental auditing with the objective of identifying, managing and mitigating the risks found, as well as promoting their development;

45	– Form 20-F 2023 | Bradesco

•	Our greenhouse gas emissions and other operational aspects, such as water, energy, and paper consumption, among others, are accompanied by our Operational Eco-efficiency Master Plan (Cycle 2022–2030). Reduction targets of our operational emissions follow the Science Based Target Initiative (SBTi) methodology. Our commitment is to reduce 50% of these emissions by 2030, which represents an annual target of -4.6%;
•	Since 2020, we have been implementing the Aterro Zero program in our branches and buildings in the state of São Paulo. Through this program, the waste generated by our operations is destined for recycling, composting or transformed into CDR (Waste-derived Fuel). In 2023, we reduced 43% of waste disposal to landfills through this program; and
•	In 2023, 100% of our business was certified with the environmental management system by an independent third party. Administrative buildings were certified through ISO 14001 and bank branches through Bradesco Environmental Management System (SGAB), an internal certification based on ISO 14001 guidelines. This initiative contributes to the improvement of environmental management, as it encourages the reduction of water and energy consumption, as well as waste generation. The measurement of water, and energy consumption is done on a monthly basis, by means of a computerized system that consolidates consumption data across all of our buildings. Waste generation, meanwhile, is measured by use of third-party facilities in the case of operations outside the state of São Paulo, and by the Aterro Zero program partner for buildings within the state.

4.B.10.03-06 Climate Change

Climate change is generating significant short, medium and long-term changes in our society and economy. Its impacts are physical and transitional – such as rising global temperatures and increasingly extreme weather events, each day more severe and frequent – and those that result from political and market changes, as new public policies and changes in consumption and production patterns arise.

In this context, we seek to ensure that our operations and businesses are prepared for climate challenges, strengthening governance related to the subject and implementing relevant risk management strategies and processes. Our main objectives are stated below:

•	To reduce and mitigate the generation of greenhouse gases in our operations and manage the exposure of our operational structures to climate risks (for more information, see the “4.B.10.03-05 Socio-environmental management in the operational activities” section);
•	To integrate current and future climate risk assessments and opportunities into the decision-making and management processes of our business (for more information, see “4.B.10.03-04 Social, environmental and climate criteria in business decisions”);
•	To provide financial solutions that support consumption and production patterns with lower carbon generation and those that are more resilient to climate impacts, such as financing low-carbon agriculture and solar power generation panels; and
•	To promote engagement and awareness of the topic among our stakeholders, including employees, partners and suppliers, clients and entities of civil society.

More information on our climate change related actions is available in our Integrated Report on our Investor Relations website (not incorporated by reference in this annual report).

46	– Form 20-F 2023 | Bradesco

4.B.10.03-07 Performance and highlights of 2023

•	As of December 31, 2023, 90.8% of the total resources designated to our Sustainable Business goal, i.e. our commitment to allocate R$250 billion to assets, sectors and activities promoting socio-environmental benefits by 2025, were already allocated, due to the effort of the teams responsible for promoting this goal with the commercial areas and due to the increasing demand for credit in these sectors; and
•	We remain committed to supporting and assisting our clients in the transition to a low carbon economy. Strengthening our position in respect of the climate agenda. In 2023 we announced intermediate sector goals to reduce emissions by 2030, in line with our commitment (as part of the Net-Zero Banking Alliance) to align our loan portfolios and investments to achieve net zero carbon emissions by 2050. For this cycle, the goals considered the energy, electricity generation and coal sectors.

Maintaining our trajectory of improving ESG performance, we were able to obtain key recognitions in the year ended December 31, 2023, such as:

•	For the 18th consecutive time, we were selected to be part of the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, being included within the World and Emerging Market portfolios in the 2023-2024 cycle;
•	For the 19th consecutive time, we were included within the portfolio of the Corporate Sustainability Index (ISE) of B3; and
•	Our performance in ESG was classified above the sector average in the evaluations of the main national and international indices and ratings such as Dow Jones (S&P), ISE (B3), CDP, MSCI, Vigeo Eiris, FTSE4Good, Sustainalytics' ESG Ratings, among others.

4.B.10.03-08 Transparency

Our Integrated Report (not incorporated by reference in this annual report) describes the main financial and non-financial actions and results of the year based on topics considered most relevant to us and our stakeholders.

To prepare the Integrated Report we follow the Global Reporting Initiative (GRI) and the Integrated Report guidelines of the Value Reporting Foundation (IIRC). We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); and the disclosure of climate information follows, where possible, the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

The prioritization of themes and related materials follows our Framework of Relevance, the result of a joint collaboration between the Board of Directors, Presidency and various stakeholders, including employees. The Matrix presents the strategic themes most relevant to our business which are to be addressed in the disclosure of information to the market.

In addition, we disclose specific content, including the ESG presentation and the Climatic Change Report. The content is available on our Investor Relations and Sustainability websites (not incorporated by reference in this annual report).

47	– Form 20-F 2023 | Bradesco

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

The scope of our risk management policies is broad and allows the risks of the Bradesco Conglomerate to be supported by the Corporate Risk Management Process. To this end, our actions are carried out through our “three-line” model, in which each line contributes to providing reasonable security so that the specified objectives are achieved:

•	The First line, represented by businesses and support areas, is responsible for identifying, evaluating, reporting and managing inherent risks as part of day-to-day activities, and are also responsible for controls execution in response to risks, and/or for defining and implementing action plans to ensure the effectiveness of the internal control environment while maintaining risks within acceptable levels;
•	The Second line, represented by oversight areas, is responsible for establishing risk management and compliance policies and procedures for the development and/or monitoring of first line controls, as well as the activities and responsibilities associated with the independent validation of models. In this line, the main departments involved are the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, Corporate Security, Independent Assessment of Models, among others;
•	The Third line, represented by the Audit and General Inspection Department, is responsible for evaluating, in an independent manner, the effectiveness of risk and internal controls management, including how the first and second lines reach their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management.

4.B.20.01-01 Risk and capital management structure

The risk and capital management structure is composed of several committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers in their strategic decision-making.

We have the Integrated Risk Management and Capital Allocation Committee (COGIRAC), whose objective is to advise the Chief Executive Officer on the performance of his duties related to the management and control of all risks and capital.

The risk management structure also relies on Executive Committees for: (i) Risk Monitoring; (ii) Risk Management; and (iii) AML/TF/Sanctions and Information Security/Cybersecurity. Duties of the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas include, among others, proposing the limits of exposure to their respective risks and preparing plans of mitigation to be submitted for evaluation by the Risk Committee, subject to a resolution of the Board of Directors.

48	– Form 20-F 2023 | Bradesco

Additionally, the Risk Committee is responsible for evaluating the management framework of our risks and proposing improvements alongside challenging our risk structure against new trends and/or threats. The Risk Committee advises the Board of Directors in the performance of its management duties and the control of risks and capital.

4.B.20.01-02 Credit risk

Credit risk represents the possible losses resulting from a borrower or counterparty's non-compliance with its financial obligations under any agreement, as well as the decrease in fair value of a credit agreement due to the deterioration in the borrower’s credit rating, the reduction in gains or remuneration, benefits granted during renegotiation, recovery costs and other amounts related to the non-compliance with the counterparty’s financial obligations. In addition, it includes the concentration risk and the country/transfer risk.

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

49	– Form 20-F 2023 | Bradesco

The Executive Credit Committee was created to determine, within its authority, queries about the granting of limits or loans proposed by business areas which have been previously analyzed with the opinion of the Credit Department. Depending on the size of the operations/limits proposed, this Committee may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated and standardized system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the granting of retail credit, which allows for a quick and reliable process, in addition to standardizing procedures in the process of credit analysis.

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

The risk classifications of loan operations are determined on the basis of the credit quality of economic groups/clients defined by the Client Rating, guarantees relating to the contract, type of credit product, past behavior of delinquencies, notes/restrictions and value of credit granted.

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

50	– Form 20-F 2023 | Bradesco

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

4.B.20.01-02.05 Control and monitoring

The credit risk unit of the DCIR is responsible for the corporate control and monitoring of our credit risk. The department assists the Executive Risk Management Committee in discussions and the implementation of methodologies to measure credit risk. Relevant issues discussed by this committee are reported to COGIRAC, which reports to the Board of Directors.

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

51	– Form 20-F 2023 | Bradesco

4.B.20.01-03 Counterparty credit risk

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

In addition to this policy, we have several specific rules that regulate the market risk management process, including the:

•	classification of operations;
•	reclassification of operations;
•	trading in government or private securities;
•	use of derivatives; and
•	hedging.

52	– Form 20-F 2023 | Bradesco

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

Understanding and monitoring this risk is crucial, especially in the context of settling transactions in a timely and secure manner.

53	– Form 20-F 2023 | Bradesco

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

4.B.20.01-05.02 Control and monitoring

Our liquidity risk management is carried out through tools developed by robust platforms and validated by the independent areas of the business. Among the main metrics and indicators considered in the liquidity risk framework, we highlight:

•	Liquidity Coverage Ratio (LCR): consists of verifying whether liquid instruments are sufficient to honor our net cash outflows in the next thirty days in a stress scenario;
•	Net Stable Funding Ratio (NSFR): consists of verifying the structural funding sufficiency to finance the long-term assets of our balance sheet;
•	Deposit losses for different time horizons;
•	Funding concentration maps by different variables (product, term and counterparty); and
•	Integrated stress exercises in which different risk dimensions are addressed.

For the main metrics, limits have been established, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Executive Committee), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

54	– Form 20-F 2023 | Bradesco

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

4.B.20.01-07 Social and Environmental Risk

Social and environmental risks are represented by the potential damage that an economic activity can cause to society and the environment. These risks, when associated with financial institutions, are indirect and arise from business relationships, including those with the supply chain and clients through financing and investment activities.

4.B.20.01-07.01 Social and Environmental Risk Management Process

The social and environmental risk management process relies on a governance structure made up of committees, policies, standards and procedures, which ensures the identification, measurement, mitigation, monitoring and reporting of these risks in various processes, including credit concession, investments and supplier management.

We are constantly working to improve the criteria for managing these risks and strengthening processes, through a series of actions, including media research and consultations with internal and public databases, in order to identify potential infractions of a social or environmental nature.

We also require socio-environmental contractual clauses, which provide for the possibility of early expiry of contracts if non-compliance with any contractual obligation is identified.

We have several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the PRI, the Business Charter for Human Rights and the Promotion of Decent Work (Ethos), the UNEP-FI and the Global Compact, among others.

55	– Form 20-F 2023 | Bradesco

4.B.20.01-07.02 Control and monitoring

Social and environmental risks are controlled and monitored by the DCIR, supported by several areas that are part of the risk management process.

The social and environmental risk management structure is made up of various forums and departments that support our Board of Directors, the Chief Executive Officer, the Chief Risk Officer and Board of Executive Officers in carrying out their duties.

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

4.B.20.01-08.01 Climate risk management process

Climate risk management is based on a governance structure consisting of committees, policies, standards and procedures which enable the identification, classification, and monitoring of climate risks, in accordance with the Resolutions of the Central Bank of Brazil and in line with the principles of relevance and proportionality, necessary given the complexity of our financial products and activity profile.

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

56	– Form 20-F 2023 | Bradesco

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

4.B.20.01-10 Cybersecurity risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leakages, that could compromise the confidentiality, integrity and/or availability of our critical business processes, assets and/or infrastructure.

For more information on cybersecurity risk, see “Item 16.K. Cybersecurity”.

4.B.20.01-11 Business Continuity Management (BCM)

We base our BCM program on the ABNT NBR ISO 22,301 standard, which defines Business Continuity as “the Group’s ability to continue to deliver products or services at a previously defined acceptable level following the occurrence of an interruption incident”.

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

57	– Form 20-F 2023 | Bradesco

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

4.B.20.01-13 Strategy risk

Strategy risk is represented by the possibility of the deterioration of results, capital and/or strategic indicators (in relation to what was planned) resulting from business decisions not aligned with strategy, inadequate implementation of decisions, as well as lack and/or insufficiency of reaction to changes in the business environment.

4.B. 20.01-13.01 Management Process of the Strategy Risk

The strategy risk management process is carried out in a corporate and integrated manner, including the identification, classification, control and reporting of risks that may compromise the achievement of our strategic objectives.

We base our work on four pillars – clients, our inspiration; people, our team; digital transformation, how we do what we do; and sustainability, built to last – that underpin the corporate purpose of creating opportunities for people and for the sustainable development of companies and society.

Strategy risk management is carried out periodically by monitoring the risk of strategic pillars, considering the evaluation of strategic objectives and initiatives, critical success factors, competitive advantage and disadvantage and opportunities and threats, among other aspects.

58	– Form 20-F 2023 | Bradesco

4.B.20.01-14 Risk of Contagion

The Risk of Contagion is represented by the possibility of financial loss resulting from our relationships (contractual, or not) with our subsidiaries, affiliated companies, parallel structures, controllers, investment funds, foundations, suppliers and partners not consolidated in the Prudential Conglomerate.

4.B.20.02 Independent validation of management and measurement models for risks and capital

Models are quantitative tools that allow the synthesis of complex issues, standardization and automation of decision making, by reusing internal and external information. This improves efficiency both by reducing the costs associated with analysis and manual decision-making as well as increasing accuracy. The use of models is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support decision-making and to provide predictive information to several areas of the business, such as risk management, capital calculation, and stress testing. We also use other estimates from models to assess financial or reputational impacts.

As they are simplifications of reality, the models are subject to risks, which may cause adverse consequences due to decisions based on incorrect or obsolete estimates or, even, inappropriate use. To identify and mitigate these risks, the Independent Model Evaluation Department (AVIM) effectively acts to strengthen our practices when using such models by performing actions and disseminating good modeling practices. In parallel, it monitors the mitigation of the limitations and weaknesses of the models, and reports to corresponding managers, our Internal Audit, our Model Evaluation Technical Committee, and Risk Committees.

4.B.20.03 Internal controls

The DCIR, through the Internal Controls area, proactively manages risks and controls in our processes, in order to keep them at acceptable levels.

Our internal controls methodology is aligned with the Frameworks issued by COSO – the Committee of Sponsoring Organizations of the Treadway Commission (Internal Control – Integrated Framework (2013) and Enterprise Risk Management – Integrated Framework) and with the guidelines established by the Information Systems Audit and Control Association (ISACA) through the Control Objectives for Information and Related Technology (COBIT 5).

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

Risk maps, in turn, are reported monthly to the department officers, and contain information on all risks, failures and action plans under their responsibility. Periodically the Very High and High residual risks are reported to the Risk Monitoring Committee, Risk Management Committee and Integrated Risk Management and Capital Allocation Committee – COGIRAC, for acknowledgment or approval, according to the Governance Structure described in the Standard of the Internal Controls System.

In addition, a report is sent annually to the Board of Directors and the Audit Committee, consolidating the evaluations and conclusions of all the work carried out by the Internal Controls teams.

Internal controls effectiveness is supported by trained professionals and defined processes and technology as determined by our business needs.

59	– Form 20-F 2023 | Bradesco

4.B.20.04 Data processing

Our information technology services are frequently updated and are supported by a Data Center (CTI – Centro de Tecnologia da Informação), with an area of 11,900 square meters, specially built to harbor our IT infrastructure, and which has protections in place designed to ensure the continuous availability of our services.

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

We have three Network Operation Centers (NOC) within the IT Operations area, responsible for monitoring the environment 24/7 and responding to incidents occurring in service channels, systems, applications and infrastructure.

Our internet systems have a separate infrastructure, enabling different client segments (individuals, corporate and staff) to use resources independently, in order to provide better services.

The IT structure is also supported by processes implemented in accordance with the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). We apply recognized practices for IT service management and our system is certified by the ISO 20000 – Service Management; and in particular IT security processes are certified annually by the ISO 27000 – Information Security.

The physical security of the data center (CTI) is maintained by a baffle gate and a double contention door that isolates the entrance between doors. Video cameras monitor the entrance and internal areas of the data center, which are restricted environments to which access is authorized only by the authentication of passes and vascular biometrics.

If the public energy supply is interrupted, our centers supplied by public energy will have sufficient capacity to operate independently for 72 hours without ceasing. After this period, operation is dependent upon the amount of fuel available to operate the generators that supply electricity.

For more information regarding our IT infrastructure, see “Item 16.K – Cybersecurity”.

4.B.20.05 Bradesco Integrity Program

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

60	– Form 20-F 2023 | Bradesco

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

The Integrity Program applies to our managers, employees, interns, apprentices, goods and services providers, banking correspondents in Brazil, business partners, controlled companies and companies that are members of the Bradesco Group in its interactions and daily decisions, emphasizing our high standards of integrity, conduct and ethics. We continuously review, evaluate and improve the Program to align its governance with national and international anti-corruption practices.

We aim to continually promote an ethical and integrity-based culture by following the Code of Ethical Conduct and the Integrity Program. This program has been implemented in order to foster and maintain our culture of integrity among managers, employees, apprentices, interns, suppliers and goods and services providers.

In October 2023, we promoted the Bradesco Integrity Week, which was based on the theme “Compliance: Value generation over time”. The event was held in hybrid format (face-to-face and virtual), featuring renowned external speakers, and our executives and officers opened and closed the panels. We also relied on the participation of officers and employees located in our premises across Brazil and in the External Units where we have business.

4.B.20.06 Treasury activities

The main objective of the Treasury Department is to maximize results with available resources and manage risks, by complying with the limits set by our Senior Management and the guidelines issued by DCIR.

The main activities are as follows:

•	planning and managing our local and foreign currency cash flows;
•	developing and implementing our asset and liability management strategy;
•	managing maturity, rate and liquidity gaps arising from our activities;
•	defining costs for assets and liabilities operations;
•	obtaining price estimates and managing our business operations that involve risks such as: market, interest rate, foreign exchange, commodities and price index risks;
•	performing proprietary trading operations aimed at opportunities found within the range of our prospective scenario and market prices; and
•	taking part in analyses and decisions regarding directed credit and capital management.

4.B.20.07 Inovabra

Inovabra is our corporate venture to fund strategic investments, and it aims to create opportunities for the progress of people and the sustainable development of companies and society. We believe that we can improve our customer experience through innovation. In this way, we create an innovation ecosystem capable of supporting and inspiring the institution, creating paths and conditions that put it at the forefront of financial and non-financial products and services.

61	– Form 20-F 2023 | Bradesco

We work on three fronts:

•	Accelerate new features or improvements in existing products;
•	Foster new products and services within existing businesses; and
•	Explore, suggest and experiment with emerging technologies.

To meet the challenges of these three fronts, inovabra works together with the business areas to set priorities and develop a portfolio of initiatives and ensure long-term business competitiveness. Inovabra has the following corporate innovation vehicles:

•	Strategy and portfolio: a team of innovation partners that works in an advisory way in the discussion of priorities according to strategic drivers of domains and business areas, supporting in the conduct of initiatives from the stage of conception, process of case construction, validation of the business model, and experimentation and escalation of the project in production. The goal is to generate innovative solutions that facilitate a better client experience, optimize existing products and services, expand to adjacent businesses, and increase participation in new markets.
•	R&D - Multidisciplinary research team: it has constant interaction with partners, universities and research institutes in Brazil and abroad and brings new knowledge about emerging technologies, market evolution, proposals for new business models, efficiency improvements, development of pilot projects and experimentation. The topics covered include Embedded Finance, Artificial Intelligence, Tokenized Economy (Blockchain, Decentralized Finance, CBDCs, Digital Assets), Quantum Computing, Metaverse, Web3, ESG, in addition to new business models, open finance, ecosystems, hyperpersonalization, among others.
•	Open Innovation: in an environment of physical and digital co-innovation, large companies, startups, investors and consultants work collaboratively to accelerate innovation and foster entrepreneurship through business generation for the community and for us. The community has more than 200 startups, working with emerging technologies, and 50 large companies looking for innovative solutions. In addition, this community contributes to the country, seeking a position of greater leadership in global innovation. To complement the performance, the co-innovation environment establishes partnerships with eight innovation centers: Porto Digital, Gyntec, Artemisia, Nexus, ACATE, Hotmilk, Hospital do Amor and Manaus Tech Hub – Sidia to increase opportunities for both the members and for us.
•	Unified and collaborative laboratory: centralizes our technology areas and major tech partners, with a secure environment for testing new technologies. Our objective for this model is to provide operational efficiency in the innovation process, product prototyping and design, and encourages experimentation with new solutions in partnership with startups and big techs, proof of concept, launches and solutions to new challenges. Our lab also has a Sandbox (testing platform) that enables the testing of solutions simulating our banking core, which ensures more accurate experimentation, reducing integration uncertainties and innovation time-to-market.
•	Corporate venture (inovabra ventures): an equity fund for strategic investments in startups and high-growth companies that have innovative technologies and/or business models. The fund is managed by the Private Equity & Venture Capital area and actively contributes to generate value in companies, including when this involves solutions that satisfy our clients’ needs.
•	Culture & Communication
➢	Culture program: initiative to develop a culture that drives and rewards innovation within our Group. With the program we generate innovation repertory through three pillars:
o	Empower: inspire and introduce our employees to emerging technologies, facilitating tools and innovation themes;
o	Engage: connect a community of intrapreneurs, increasing the exchange of knowledge, experiences and causing change at all levels; and
o	Realize: materialization of culture in the form of challenges, experiments and metrics of result and innovation behavior.

62	– Form 20-F 2023 | Bradesco

The culture program includes initiatives for influencers (select group with representatives from various areas of the bank, who are the catalysts for innovation in their departments), for executives and all employees of our Group. In the 2023/2024 cycle, 217 influencers are participating in the culture program, representing 70% of our areas.

➢	inovabra results for 2023:
•	62 experiments, 20 with new technologies;
•	374 certifications across software and hardware;
•	114 technical recommendations (software and hardware);
•	72 studies carried out by the multidisciplinary research team;
•	9 contracted startups; and
•	5 investments in startups.

4.B.30 Business segment

The data for these segments was compiled from reports prepared for management to assess performance and make decisions about the allocation of funds for investments and other purposes. Our Management uses various data, including financial data in conformity with the accounting standards applicable to institutions authorized to operate by the Central Bank of Brazil (BR GAAP) and non-financial metrics compiled on a different basis. For further information on differences between the results on a consolidated basis and by segment, see “Item 5.A. Operating Results – 5.A.20.01 Results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022”.

The following table summarizes our main gross revenues by segment for the periods indicated:

As of and for the year ended December 31,	R$ in thousands
	2023	2022	2021

Banking
Interest and similar income from loans and advances (1)	101,912,948	100,297,936	71,601,993
Fee and commission income and income from banking fees	34,269,254	33,802,362	31,866,568
Insurance, Pension Plans and Capitalization Bonds
Insurance income	106,546,307	95,343,634	81,714,501
Fee and commission income and income from banking fees	1,164,685	1,701,005	1,779,999

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

As of December 31, 2023, according to the sources cited in parentheses below, we were:

•	one of the leading banks in terms of savings deposits, with R$131.0 billion, accounting for 12.9% of Brazil’s total savings deposits (according to Central Bank of Brazil data from September 2023);
•	the leader in BNDES onlendings, with R$7.4 billion in disbursements (according to BNDES);
•	one of the leaders in automobile financing loans, with a market share of 11.4% (according to the Central Bank of Brazil);
•	the leading bank in payments of benefits to the National Institute of Social Security (INSS) retirees and beneficiaries, with over 11.7 million payments made, accounting for 30.0% of the total number of payments made according to INSS;
•	one of the leaders in leasing transactions in Brazil, with an outstanding amount of R$4.4 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (according to ABEL);

63	– Form 20-F 2023 | Bradesco

•	one of Brazil’s largest private fund and investment managers, through our subsidiary Bradesco Asset, with R$745.2 billion in assets under management (according to ANBIMA), including managed portfolios;
•	one of the leaders in third-party asset management, with R$1.1 trillion in assets, of which R$496.8 billion are managed through our subsidiary BEM DTVM (according to ANBIMA);
•	the leader by number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,531,419 quotas across three segments: (i) automobiles and motorcycles, with 1,139,138 quotas; (ii) real estate, with 243,243 quotas; and (iii) trucks, with 149,038 quotas (according to the Central Bank of Brazil); and
•	the largest company in the Brazilian insurance market, operating in all lines of this segment, with a 22.7% market share (according to SUSEP/ANS) through us, Grupo Bradesco Seguros, and our subsidiaries, in the segments of Insurance, Open Pension and Capitalization, through the following companies: Bradesco Seguros S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Vida e Previdência S.A., Bradesco Capitalização S.A, Bradesco Saúde, Bradesco Argentina de Seguros S.A., Mediservice, Bradesco Saúde Operadora de Planos S.A. and Odontoprev S.A. The total revenues of Grupo Bradesco Seguros amounted to R$106.6 billion in insurance premiums, pension plan contributions and capitalization bond income.

4.B.30.01 Banking

In our banking segment, we offer a range of products and services to our clients including deposit-taking, granting of loans and advance payments, debit and credit card services and capital market solutions, through our extensive distribution network.

We have a diverse client base that includes individuals and small, medium-sized and large enterprises in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian markets, including middle- and low-income individuals.

The following table shows the income statement and other selected financial data for our banking segment for the periods indicated.

As of and for the year ended December 31,	Banking - R$ in thousands
	2023	2022	2021

Revenue from financial intermediation	164,122,043	151,198,428	98,849,913
Expenses from financial intermediation	(97,495,630)	(81,330,918)	(34,560,608)
Financial margin	66,626,413	69,867,510	64,289,305
Expected Credit Loss Associated with Credit Risk expense	(37,110,675)	(31,525,873)	(15,500,157)
Gross income from financial intermediation	29,515,738	38,341,637	48,789,148
Fee and commission income and income from banking fees	34,269,254	33,802,362	31,866,568
Personnel expenses	(21,256,640)	(20,321,773)	(18,425,804)
Other administrative expenses	(20,866,134)	(20,949,621)	(19,676,660)
Tax expenses	(6,582,213)	(6,880,656)	(6,340,354)
Share of profit (loss) of unconsolidated and jointly controlled companies	151,414	107,424	7,505
IT/SC and Other operating income/expenses	(9,198,676)	(10,144,532)	(19,521,563)
Net income	6,032,743	13,954,841	16,698,840
Total assets	1,661,529,233	1,571,006,747	1,485,771,990
Loans	629,686,699	656,866,564	613,833,607
Deposits from customers	621,934,680	590,682,206	569,726,250
Investment Funds and Managed Portfolios	1,192,511,407	1,102,155,592	1,060,428,685
Other funding sources (1)	618,726,895	556,446,698	499,688,899

(1) Includes deposits from banks (demand and interbank deposits, Securities sold under agreements to repurchase, borrowing and on-lending obligations), funds from acceptances and issuance of securities and subordinated debt. For more information about our funding sources, see “Item 5.B.20 Liquidity and funding”.

64	– Form 20-F 2023 | Bradesco

4.B.30.01-01 Clients

We aim to assist the largest number of people, thus fulfilling our mission of democratizing access to banking products and services, in addition to encouraging financial inclusion, social mobility and entrepreneurship. By the end of 2023, our client base was composed of 71.1 million clients.

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

Companies

Bradesco Corporate

Bradesco Corporate is responsible for serving business groups and is focused on both large and medium-sized enterprises. Based on a value proposition of physical proximity and fostering client relationships, its offices are located in the main financial centers, offering customized services with a national reach and a highly skilled team to fulfill clients’ needs through a wide portfolio of products, structured solutions and financial services.

To provide these solutions, it is important to strengthen the relationship with clients and to deliver a robust value proposition. Bradesco Corporate is segmented according to sector, market, size and nature of its client companies, among other criteria, consisting of four large areas:

•	Large Corporate: a highly qualified team, with a sector-based approach, offering customized consultancy services to serve large corporations located both in Brazil and presence in the international market;
•	Corporate: a specialized service for large companies, organized by market sector and with a physical structure in various cities in Brazil;
•	Corporate One: focused mainly on the middle market, it also has a team focused on providing services to large companies. This area has a national presence in Brazil and a regionalized structure, composed of 76 units located in the major cities and capitals, across 9 regions, and another 85 corporate branches throughout the rest of Brazil; and

65	– Form 20-F 2023 | Bradesco

•	Multinational & Institutional: our multinational business unit is targeted at global companies with Brazilian subsidiaries. It provides a differentiated service, with specialized professionals, financial solutions and services for a better operation in the country. Its operations in the institutional segment, including the offering of Prime Brokerage services, are centered on a team of professionals specialized in providing secure and efficient access to financial products and solutions to meet the needs of institutional clients, such as Asset Managers, Pension Funds and Stock Brokers.

➢	Bradesco Empresas e Negócios (Companies and Businesses)

Bradesco Empresas e Negócios is a business unit prepared to meet the needs of micro, small and medium-sized enterprises, with revenues of up to R$50 million per year through its business units strategically positioned throughout Brazil.

The business unit offers business management solutions and includes specialized professionals who assist companies. The service is available through our Branch Network, Digital Platform or Bradesco Empresas Branches.

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

Bradesco Global Private Bank has exclusive service in Miami through Bradesco Bank and in Luxembourg through Banco Bradesco Europa S.A.

In Brazil, there are 13 offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring presence in the international market for our clients.

➢	Bradesco Prime

Bradesco Prime is tailored towards high-income individuals. Operating across Brazil, its mission is to be the client’s first choice of bank, focusing on quality of service and the provision of appropriate solutions for its users through its well-trained teams that add value to shareholders, within ethical and professional standards. Besides a broad network, it has exclusive platforms to serve digital clients.

Our clients have access to the full relationship model, with carefully considered solutions for each profile and stage of life, plus numerous benefits such as:

•	Relationship manager: qualified professionals who support clients in managing their resources, considering their needs and stage of life;

66	– Form 20-F 2023 | Bradesco

•	Extensive Network: an extensive network of branches, Bradesco Prime Spaces and Platforms throughout the country, offering convenience and total privacy so clients can tend to their business affairs;
•	Program of benefits: a discount of up to 100% on the value of our service package and an exemption from the annuity of our credit cards, depending on the volume of investments and/or concentration of the client’s spending, plus up to 12 days without interest on overdrafts depending on the volume of investments;
•	Viva Prime program: a relationship platform that offers discounts on gastronomy, entertainment, travel and miscellaneous products, exclusive experiences in Cinemark Rooms, Teatro Bradesco (theater), Livelo and Menu Program, among others;
•	Recommended investment portfolios: suggested by a certified and qualified team based on the economic conditions and the analysis of the investor’s profile (API) that seeks to achieve the best balance between risk and return;
•	Investment specialists: to support the client to make decisions regarding their portfolio according to the investor profile and their current life circumstances; and
•	PIC (Prime International Center): remote service for foreign clients in Brazil.

Throughout its existence, the Bradesco Prime has invested in technology, the improvement of relationships and the training of its professionals, which has resulted in it holding a prominent position in the Brazilian market of banking services for high-income clients and has consolidated its position as one of the largest banks in the segment.

One of Bradesco Prime’s primary objectives continues to be to provide “the best experience to its clients”, always seeking to make the relationship between clients and the bank more satisfactory and sophisticated.

➢  Bradesco Exclusive

Bradesco Exclusive is aimed at average-income individuals. Operating throughout Brazil, its main focus is the quality of its customer service and the provision of appropriate solutions according to the client’s current life circumstances. Our clients are constantly evolving, so we offer exclusive services to make their life easier, thereby increasing their perception of value and strengthening our relationship with them. Such services include:

•	Relationship Manager: qualified professionals who advise on financial planning, ask the necessary questions and offer solutions according to the client’s current life circumstances;
•	Investment Advice: investment specialists who understand the needs and profile of the investor, clarify doubts and present, within the complete product portfolio, the best investment alternatives. In addition, the client can schedule an appointment using the Bradesco App or Internet Banking, or use the Investment chat on Internet Banking or the Bradesco App;
•	Loans: several credit products with different rates and conditions, allowing the client to use the pre-approved products available in several service channels;
•	Protection: insurance available for all phases of the client’s life, such as material goods or family protection (life, health and other insurance); and
•	Convenience: alternative services such as digital channels, including: the Bradesco App, Internet Banking, Self-service machines, as well as BIA (Bradesco Artificial Intelligence) via WhatsApp. Thus, the client decides how best to be served.

Bradesco Exclusive offers solutions to match a client’s needs and ambitions according to their priorities and provides recommendations aimed at specific products and services, based on the client’s need and interest.

67	– Form 20-F 2023 | Bradesco

Bradesco Classic

Bradesco Classic is centered upon financial inclusion, and is directed at our individual clients with an income profile of up to R$3,999 per month. Clients in this segment will have an easy access bank, with products and services suited to their needs and the advantage of being able to access them throughout Brazil, whether through our physical branches or our digital channels (Bradesco App, Internet Banking and easy phone). Classic clients have a varied portfolio of services and many facilities available for their daily lives.

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

As of December 31, 2023, we had 38.1 million account holders (clients who have a deposit account which is available for use). As of the same date, we had 69.0 million savings accounts.

68	– Form 20-F 2023 | Bradesco

4.B.30.01-02.02 Loans and advances to clients

The following table shows loans and advances to clients broken down by product type on the dates indicated:

As of December 31,	% of total portfolio	R$ in thousands
	2023	2023	2022	2021
Companies	42.8%	269,421,350	299,255,027	293,491,411
Financing and On-lending	16.6%	104,729,799	111,607,610	111,905,705
Financing and export	4.6%	28,957,241	37,587,540	46,635,544
Housing loans	3.9%	24,534,805	20,625,289	14,135,803
Onlending BNDES/Finame	2.8%	17,515,937	16,379,953	16,079,517
Vehicle loans	3.5%	22,316,453	23,242,661	18,927,295
Import	1.1%	7,183,123	10,391,807	13,055,441
Leases	0.7%	4,222,240	3,380,360	3,072,105
Borrowings	24.0%	151,245,208	172,913,176	169,606,160
Working capital	13.2%	82,843,536	98,963,672	101,989,937
Rural loans	2.0%	12,807,395	7,619,561	5,502,190
Other	8.8%	55,594,277	66,329,943	62,114,033
Limit operations (1)	2.1%	13,446,343	14,734,241	11,979,546
Credit card	1.3%	8,003,405	7,576,681	5,723,165
Overdraft for corporates/Individuals	0.9%	5,442,938	7,157,560	6,256,381
Individuals	57.2%	360,265,349	357,611,537	320,342,196
Financing and On-lending	20.3%	127,765,221	125,994,550	119,730,088
Housing loans	14.2%	89,315,143	84,617,176	81,712,089
Vehicle loans	5.0%	31,408,501	34,012,500	30,884,597
Onlending BNDES/Finame	1.1%	6,866,782	7,213,697	6,961,700
Other	0.0%	174,795	151,177	171,702
Borrowings	24.7%	155,605,725	156,052,453	142,243,997
Payroll-deductible loans	14.4%	90,960,703	89,761,029	84,535,206
Personal credit	5.0%	31,309,283	35,097,910	31,052,154
Rural loans	2.0%	12,534,155	12,367,701	10,348,497
Other	3.3%	20,801,584	18,825,813	16,308,140
Limit operations (1)	12.2%	76,894,403	75,564,534	58,368,111
Credit card	11.4%	71,926,643	69,954,999	53,771,164
Overdraft for corporates/Individuals	0.8%	4,967,760	5,609,535	4,596,947
Total portfolio	100.0%	629,686,699	656,866,564	613,833,607

(1) Refers to outstanding operations with pre-established limits linked to checking accounts and credit cards, which limits are automatically restored as the amounts used are paid.

The following table presents the proportion of our outstanding loans and advances represented by each borrower or group of borrowers on the dates indicated:

As of December 31,	2023	2022	2021
Borrower
Largest borrower	1.1%	0.9%	0.7%
10 largest borrowers	5.0%	6.4%	6.0%
20 largest borrowers	7.7%	9.4%	9.2%
50 largest borrowers	11.4%	13.5%	14.0%
100 largest borrowers	14.4%	16.6%	17.8%

69	– Form 20-F 2023 | Bradesco

➢	Financing and Onlending
•	Financing and export and Import

Our Brazilian foreign-trade-related business consists of providing financial services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing an export forex contract in exchange for future receipt of foreign currency on the contract due date. Export financing can be carried out in the pre- or post-shipment/execution stages, and are referred to as an Advance on Exchange Operations, or AOCs, when the resources received are used in the manufacture of the goods/services to be exported, or as a way of anticipation of sales made on deferred goods/services already shipped/executed.

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as NCEs and CCEs), and Export Financing Program with rate equalization – PROEX.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relationships with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 770 correspondent banks abroad, 65 of which offered credit/guarantee lines as of December 31, 2023.

•	Housing loans

Housing loans are provided for: (i) the acquisition of residential and commercial real estate, and plots of land; and (ii) the construction of residential and commercial developments. As of December 31, 2023, we had 340 thousand financing contracts.

Loans for the acquisition of residential real estate have a maximum term of up to 35 years and annual interest rates of 10.49% to 11.69% p.a. and are indexed to TR, or annual interest rates of 4.49% p.a. and are indexed to the savings account remuneration. Commercial real estate financings have a maximum term of up to ten years and annual interest rates up to 12.20% p.a. and are indexed to TR.

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

BNDES is the bank used by the Federal Government to support entrepreneurs of all sizes, including individual rural producers in carrying out their plans for modernization, expansion and implementation of new businesses, with the aim of generating jobs, income and social inclusion in Brazil. Its portfolio has certain products and programs to provide government-funded long-term loans with different interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, lending to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrower’s credit. Although we bear the risk for these BNDES and Finame onlending transactions, the transactions are always secured.

In 2023, we disbursed R$7.4 billion, 53.6% of which were loaned to micro, small and medium-sized enterprises.

70	– Form 20-F 2023 | Bradesco

•	Vehicle loans

Vehicle Loans are granted for the purchase of light and heavy vehicles, both new and used, to individuals and legal entities. We offer these products through our branch network, via the Bradesco App in a totally digital process, and Bradesco Financiamentos, being in direct contact with clients and business partners for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

Our vehicle loans portfolio grew in 2023 due to the changes made to our approval policies, economic recovery and improvements in procurement processes, maintaining its position among the main portfolios in the Brazilian markets.

•	Leasing

As of December 31, 2023, we had 3,395 active leasing agreements. According to ABEL, in December 2023 our leasing companies were among the sector leaders, with a 27.9% market share in Brazil, based on the market portfolio of leases of R$15.7 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 23.4% of our transactions were for vehicles (cars, buses, micro-buses and trucks).

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing, and through Bradesco Financiamentos.

➢	Borrowings

•	Working Capital

This is a line of credit for companies, available via physical and digital channels, granted to cover expenses or investments inherent in the company’s working capital, such as payments relating to 13th salary, stock renewal, training and others.

•	Personal Loans / Payroll-Deductible Loans

Personal loans are loans with a pre-approved limit for an unspecified purpose. Payroll-deductible loans are available to INSS pension plan beneficiaries and retirees, to public servants and to the private sector.

The average term of these loans is 61 months and interest rates range from 1.6% to 3.1% p.m., as of December 31, 2023.

•	Rural loans

The provision of loans and financing to the agribusiness sector is made available from the following resources:

➢	The demand deposit, due to the requirement by the Central Bank of Brazil for the investment of 30% of the Value Subject to Collection (VSR), which is called Obligatory Resources (RO), in the agribusiness sector, and which has interest rates from 3.0% p.a. to 12.0% p.a. as per the rule of investment of the Manual of Rural Credit (MCR);
➢	Free, coming from the Bank’s Treasury for operations; and
➢	BNDES onlending, through lines directed to the Agribusiness sector, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 15 years.

71	– Form 20-F 2023 | Bradesco

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

We earn revenues from our credit card operations through:

➢	exchange fees on purchases carried out in commercial establishments;
➢	annual fees;
➢	interest on credit card balances;
➢	interest and fees on cash withdrawals through Automated Teller Machine (ATMs); and
➢	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

➢	credit cards for different audiences for purchases and withdrawals in Brazil and abroad;
➢	credit cards directed toward high-net-worth clients, such as “The Centurion Card Bradesco ”, “The Platinum Card”, “ Visa Infinite”, “Mastercard Black”, “Elo Nanquim”, “Elo Diners” and “ Visa Aeternum” from Elo, Visa, American Express and MasterCard brands;
➢	cards destined for corporate clients, geared toward business expenses and control of expenditure;
➢	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
➢	co-branded credit cards, which we offer through partnerships with companies; and
➢	private label credit cards, which we only offer to clients of certain retailers, designed to increase business and build client loyalty for the corresponding retailer. These cards may or may not have a restriction on making purchases elsewhere, among other restrictions.

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

72	– Form 20-F 2023 | Bradesco

The following table shows our volume of transactions and the total number of transactions by credit cards for the years indicated:

	In millions
	2023	2022	2021
Transaction Volume - R$	318,360.4	298,107.5	234,032.8
Number of transactions	2,536.3	2,497.3	2,164.1

•	Overdraft

The overdraft is a revolving credit facility available for use with the checking account, which allows greater availability of financial resources in the case of withdrawals, transfers, honoring of payments and other debits, where the client’s own resources are not sufficient.

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

➢	Credit policy

Our credit policy is focused on:

•	ensuring the efficient management of lending and credit maintenance and ensuring the profitability and strong growth of our assets;
•	ensuring a maximum level of commitment and/or exposure, based upon the nature of the client, individual or legal entity, and of the business; and
•	minimizing risks inherent in loan operations.

Our credit policy defines criteria for assigning limits and concessions and maintenance of credits. In accordance with the rules set out in our internal policy, credit approvals are decided by our credit department, committees and by the Board of Directors.

Our transactions are diverse and target individuals and legal entities that show an ability to pay and remain in good standing. In all cases, we aim to have them secured by appropriate collateral to compensate for the risks involved, considering the use of funds and repayment periods, as well as risk ratings. The Central Bank of Brazil’s risk rating system has nine categories ranging from “excellent” to “very poor”. In line with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients/economic groups is based on a range of 19 levels for Corporate clients, of which 14 represent performing loans. This adheres to the requirements set forth in the Basel Accords. For more information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-11 Treatment of Loans and Advances”.

We have credit limits for each type of loan. We also pre-approve some credit limits for individual and corporate clients.

We review the credit limits of our clients every 180 days. However, in general, the review process takes place every 90 days.

Our maximum exposure per client (e.g., individuals, legal entities or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 10.0% of our Reference Equity.

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below or in which the total exposure equals or exceeds R$5.0 billion are required to be submitted to the Board of Directors for approval.

73	– Form 20-F 2023 | Bradesco

The table below refers to the maximum percentages of exposure on Level 1 Reference Equity of the Bank by Client Rating in the Wholesale and Retail segment:

Wholesale Client Rating	Retail Client Rating	As a % of Tier I Capital
AA1	AA1	10.0
AA2	AA2	9.5
AA3	AA3	9.0
AA4	AA4	8.0
A1	A1	7.0
A2	A2	6.0
A3	A3	5.0
A4	A4	4.0
B1	B1	3.0
B2	B2	2.5
B3	B3	2.0
B4	B4	1.0
C1	C1	0.8
C2	C2	0.6
C3	C3	0.5
C4	C4	0.5
D1	D	0.4
D2		0.4
D3		0.4

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

The following table shows approval limits established for loan analysis:

Total Risk Amount	R$ in thousands

Decision-making authority
Credit department	up to 20,000
Credit officer	up to 25,000
Decision Credit Meeting	up to 40,000
Executive credit committee (Daily Meeting)	up to 150,000
Executive credit committee (Plenary Meeting)	up to 5,000,000
Board of Directors	over 5,000,00

74	– Form 20-F 2023 | Bradesco

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

We have a department that focuses on the collection and recovery of loans, seeking to reduce the rates of delinquency and losses, as well as to maintain our relationship with clients. By using our own algorithms, updated periodically, with separate debtors according to levels of risk and likelihood of payment, our collection strategies are more efficient.

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

4.B.30.01-02.03 Cash Management Solutions

➢

Management of accounts payable and receivable – In order to meet the cash management needs of our clients in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, digital channels and the Bradesco App, all of which provide more speed, stability and security for client data and transactions. Our solutions include receipt and payment services and resource management, enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or publi entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, and payment processing services, and from funds in transit received up to the date of their availability to the related recipients.

Our clients have the flexibility to perform Pix transactions through Mobile banking and Internet banking, including Pix options with loans. In addition, they can rely on BIA (Bradesco Artificial Intelligence) via WhatsApp to carry out their transactions. In 2023, we recorded more than 5.5 billion transactions via Pix.

75	– Form 20-F 2023 | Bradesco

➢	Solutions for receipts and payments – In 2023, we settled 1.1 billion invoices through the services of Cobrança Bradesco and 500.7 million receipts pertaining to tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 913.8 million documents related to payments to suppliers, salaries and taxes.
➢	Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies conducting business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies. In addition, the Global Cash Management area centralizes the receipt of all Formal Requests for Proposals (RFPs) of corporate clients, coordinating together with the other departments of the bank the drafting of technical and commercial proposals to send to the clients, as well as the centralization of public authority bids for cash management services.
➢	Niche Markets – We operate in various niche markets, such as franchises, Individual Microentrepreneur (MEI), education, health, condominiums, and notary offices, among others, where our clients have the support of a specialized team with the mission of structuring customized solutions that add value to their business.

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

Another important feature in this area is the support we provide to Local Productive Arrangements (APLs), by providing services to businesses and assisting these clients. Participating in an APL strengthens companies, because together they can form a collaborative and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, there are 839 APLs throughout the country, located in 2,580 municipalities.

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

Our commercial relationships with such public authorities are conducted by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities based on GDP, and 31 Platforms providing services to the City Halls and other Authorities.

76	– Form 20-F 2023 | Bradesco

In 2023, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.7 million retirees and pensioners.

4.B.30.01-02.05 Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

Bradesco Asset also conducts management of third-party resources, being responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds;
•	FIDCs (Receivable Funds);
•	FIIs (Real Estate Investment Funds);
•	ETFs (Exchange Traded Funds); and
•	FIPs (Private Equity Investment Funds).

➢  Management of funds and portfolios – As of December 31, 2023, Bradesco Asset managed 1,785 funds and 448 portfolios, providing services to 3.2 million investors. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among other types.

On March 11, 2024, we approved our merger with Bradesco Asset in accordance with the provisions of article 227 of Law No. 6.404/76. This merger is part of our corporate reorganization intended to optimize out organizational structure, with us assuming the role of managing securities portfolio activities as resource manager, succeeding Bradesco Asset in all rights and obligations.

The following tables show the equity of funds and managed portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment As of December 31	R$ in thousands (1)
	2023	2022
Investment Funds
Fixed income	596,286,948	495,149,024
Equities	15,752,376	14,525,819
Multimarket	47,178,710	59,550,782
Total	659,218,034	569,225,625
Managed Portfolios
Fixed income	83,686,990	72,931,568
Equities	2,268,119	8,215,554
Total	85,955,108	81,147,122
Total Overall	745,173,142	650,372,747

(1) Source: ANBIMA. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2023		2022
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,785	3,230,047	1,786	3,718,997
Managed Portfolios	447	811	454	845
Total	2,232	3,230,858	2,240	3,719,842

77	– Form 20-F 2023 | Bradesco

➢	Administration of third-party funds – On December 31, 2023, we provided administration services to 4,531 funds, 481 portfolios and 48 investment clubs, providing services to 3.4 million investors.

The following tables show the equity of, the number of, and the number of quotaholders in the funds, investment clubs and managed portfolios under our administration at each date shown.

Equity under Management by Type of Investment As of December 31	R$ in thousands (1)
	2023	2022
Investment Funds
Fixed income	904,971,367	814,214,370
Equities	52,883,007	65,753,144
Third party share funds	143,513,860	128,606,598
Total	1,101,368,234	1,008,574,112
Investment Clubs and Managed Portfolios
Fixed income	75,616,502	72,931,568
Equities	10,338,606	8,215,554
Third party share funds	5,188,065	12,434,358
Total	91,143,173	93,581,480
Total	1,192,511,407	1,102,155,592

(1) Amounts shown are funds of third parties and are estimated by us based on the records we keep as administrator of the funds, investment clubs and managed portfolios. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2023		2022
	Number	Quotaholders	Number	Quotaholders
Investment Funds	4,531	3,364,006	4,415	3,180,201
Managed Portfolios	481	-	486	-
Investment Clubs	48	330	48	359
Total	5,060	3,364,336	4,949	3,180,560

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

In 2023, Bradesco BBI received the award “Best Bank in Emerging Markets” by Global Finance.

In 2023, Bradesco BBI advised clients in a total of 316 operations across a range of investment banking products, totaling approximately R$350 billion.

➢	Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate purchase and sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2023, Bradesco BBI advised 17 transactions totaling around R$17 billion.
➢	Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2023, Bradesco BBI coordinated 12 operations totaling around R$26 billion.
➢	Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2023, Bradesco BBI coordinated a total of R$306 billion in the capital market and a total of 287 transactions. In Fixed Income, we highlight:
•	Operations in the Local Market – Bradesco BBI ended the year having coordinated 147 transactions in the local fixed income market, involving a total amount of approximately R$104 billion;
•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2023, Bradesco BBI advised 92 structured operations for different clients, totaling around R$75 billion;

78	– Form 20-F 2023 | Bradesco

•	Structured operations – Bradesco BBI structures customized financial solutions for its clients based on their needs, by offering a number of funding tools to companies. Such tools include: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2023, Bradesco BBI advised 29 structured operations for different clients, with a total amount of more than R$24 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinating 19 transactions, totaling around R$104 billion.

4.B.30.01-02.07 Investment Advisory

We offer our clients a differentiated investment advisory services, remotely and in person, contemplating the products of Bradesco Asset, Ágora Investimentos, Treasury and the entire Bradesco Previdência portfolio, considering the moment of life, the objectives and the profile of the client in relation to their risk tolerance. The client also benefits from the recommended portfolios, combining a diversity of financial products, elaborated monthly based on their profile and perspectives of the national and international markets. In addition to having the service of the managers of the branch network, we have a team of investment specialists, who are available to our clients through online chat in the Internet Banking or Bradesco App and through the phones of our central offices.

4.B.30.01-02.08 Intermediation and trading services

➢	Ágora Investimentos

Ágora – Banco Bradesco’s official Brokerage – is a complete, open and independent investment platform that prioritizes the journey and experience of the investor combining technology and innovation, and offering financial education, quality content and advice for all its clients. It is dedicated to the service of individuals and legal entities, both Bradesco and non-Bradesco account holders. Through the Ágora website or Ágora App, the client can access a Home Broker, their asset trading platform on B3 and a select portfolio of investments which is offered from selected institutions in the market, providing opportunities in fixed income, investment funds, COEs, LIGs, public offers and private pensions, including access to investments abroad. All of this is contained in one place, and is available 24/7, either via the Ágora website or Ágora App.

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

In December 2023, Agora Investimentos reached 1.0 million clients, with a total of R$96.9 billion in assets under custody, occupying the fourth position in the Ranking of Custody of Individuals of B3. We believe this was achieved by focusing on the journey and experience of the investor through technology and innovation, as well as the dissemination of financial education, quality content and specialized advice to all its clients.

79	– Form 20-F 2023 | Bradesco

➢	Bradesco Corretora

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

Bradesco Corretora traded R$506.0 billion on the B3 equity markets in 2023, ranked second in Brazil in terms of the total trading revenues and third in terms of revenue from global investors according to MacLagan.

In addition, in the same period, Bradesco Corretora traded 1.6 billion futures, forwards, swaps and options totaling R$43.6 trillion in B3. In 2023, ranked third in the Brazilian markets, in relation to the number of futures contracts, terms, swaps and options executed, according to B3.

Bradesco Corretora remains adherent to the Operational Qualifying Program (PQO), confirming the high quality of its futures contracts and variable income markets.

4.B.30.01-02.09 Capital market solutions

In 2023, we were one of the main providers of capital market services and we maintained our leadership position in the domestic and global market, according to the ANBIMA’s ranking of custody of assets.

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

As of December 31, 2023, the set of services provided by us which we call Bradesco Custódia, was composed of:

➢  Custody and controllership services for investment funds and managed portfolios involving:

•	R$2.3 trillion in assets under custody;
•	R$3.6 trillion in assets under controllership; and
•	R$252.5 billion in market value, related to 50 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

➢  Fiduciary management for funds, investment clubs and managed portfolios involving:

•	R$1.1 trillion total shareholders’ equity of investment funds under fiduciary management by us in investment funds, portfolios and investment clubs.

80	– Form 20-F 2023 | Bradesco

➢  Securities bookkeeping:

•	237 member companies of the Bradesco Book-entry Stock System, with 10.5 million shareholders;
•	454 companies with 785 issues in the Bradesco Book-Entry Debenture System, with a market value of R$773.4 billion;
•	1,114 investment funds in the Bradesco Book-Entry Quotas System (value of R$97.7 billion); and
•	44 BDRs programs managed, with a market value of R$11.0 billion.

➢  Depositary (Escrow Account – Trustee):

•	31,285 contracts, with a financial volume of R$18.0 billion.

4.B.30.01-02.10 International operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and legal entities through our Corporate and Global Private Banking platforms. The service to multinational companies is materialized both by supporting foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.

In October 2020, we concluded the acquisition of Bradesco Bank and its subsidiaries to offer a complete platform of banking and investments products and services in the United States.

The table below shows our units abroad. As of December 31, 2023, we had 2 Branches, 10 Subsidiaries and 2 Representative Offices.

Branches
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
Subsidiaries
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Mexico	Bradescard México Sociedad de Responsabilidad Limitada
Miami	Bradesco Bank
Bradesco Investments Inc.
Bradesco Global Advisors Inc.
Representative Office
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales, S.A.

81	– Form 20-F 2023 | Bradesco

Our International and Foreign Exchange Area in Brazil and abroad coordinates our international transactions, through a team of experts in foreign exchange and foreign trade business, providing technical support to our clients and to the Wholesale and Retail segments, for exchange products, Trade Finance (financing for export and import), financial transfers and Direct External Loans. We also have a team specialized in structured operations (syndicated loans, club deals, risk participations, bridge facilities, among others) and international guarantees, in addition to Digital Exchange, a team dedicated to customer service our customers that use our digital channels (Net Empresa, mobile and internet banking) to hire ready-prepared exchange operations of all kinds.

➢	Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, amounted to R$35.0 billion, as of December 31, 2023, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$1.6 billion during 2023, and funding transactions, amounting to US$2.6 billion, as additional sources of funding.

The following is a brief description of our subsidiaries abroad:

•	Cidade Capital Markets – In February 2002, we acquired Cidade Capital Markets in Grand Cayman, including the acquisition of its parent company in Brazil, Banco Cidade.
•	Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:
o	Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds, placement of Equity Capital Market (ECM) and Debt Capital Market (DCM) operations; distribution of research reports and corporate access services;
o	Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and
o	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.
•	Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.
•	Bradescard Mexico – The business unit of a credit card issuer.
•	Bradesco Bank – A commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional clients.
•	Bradesco Investments Inc. – A broker dealer that offers a complete and open platform of investments to Private, high-income, corporate and institutional clients.
•	Bradesco Global Advisors Inc. – An investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income clients.

82	– Form 20-F 2023 | Bradesco

➢  Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2023		2022		2021
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
In Brazil	232,103,211	97.4%	223,183,162	98.0%	160,785,747	97.9%
Overseas	6,312,026	2.6%	4,554,143	2.0%	3,470,606	2.1%
Total	238,415,237	100.0%	227,737,305	100.0%	164,256,353	100.0%

➢	Banking operations in the United States

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

We believe Bradesco Bank is positioned to meet the demands of Brazilian and other Latin American clients who wish to diversify their assets in the global market, by offering investment, banking and financing solutions.

➢	Financing and export and Import

See information in “Financing and Onlending Operations – Financing and export and Import”, item “4.B.30.01-02.02 Loans and advances to clients”.

➢	Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients;
•	working capital abroad;
•	web and mobile exchange contracts;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	non-resident checking account in Brazil in domestic currency;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	global accounts in American dollars (individuals);
•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

83	– Form 20-F 2023 | Bradesco

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

Bradesco Consórcios manages groups of consortia and, as of December 31, 2023, registered total sales of 1,531,419 outstanding quotas; net income of R$2.0 billion; fee and commission income from consortiums of R$2.3 billion; and accrued revenue of R$101.6 billion.

4.B.30.02 Insurance, pension plans and capitalization bonds activities

In 2023, we adopted IFRS 17 as a replacement for IFRS 4. The date of transition was January 1, 2022. As a result, the financial statements as of and for the years ended December 31, 2023 and 2022 were both prepared under IFRS 17. However, we did not adjust the financial statements as of and for the year ended December 31, 2021, which means that they are not directly comparable to the financial statements as of and for the years ended December 31, 2023 and 2022 in this respect. For more information on the adoption of IFRS 17, see note 3 of our consolidated financial statements in “Item 18 Financial Statements”.

We offer insurance products, pension plans and capitalization bonds through several legal entities, referred to collectively as Grupo Bradesco Seguros.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated:

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2023	2022	2021

Financial income from insurance, pension plans and capitalization bonds	16,849,884	14,512,131	12,190,044
Fee and commission income and income from banking fees	1,164,685	1,701,005	1,779,999
Personnel expenses	(2,651,786)	(2,377,250)	(2,040,452)
Other administrative expenses	(2,065,805)	(1,635,857)	(1,494,814)
Tax expenses	(1,436,686)	(1,188,335)	(983,979)
Share of profit (loss) of unconsolidated and jointly controlled companies	421,723	125,038	98,692
IT/SC and Other operating income/expenses	(3,468,750)	(4,621,808)	(4,205,510)
Net income	8,813,265	6,514,924	5,343,980
Total assets	409,370,722	371,322,607	342,175,848
Technical provisions for insurance, pension plans and capitalization bonds	360,802,729	324,024,070	292,860,356

4.B.30.02-01 Insurance products and services, pension plans and capitalization bonds

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

➢	Life

4.B.30.02-01.01 Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2023, there were 25.3 million life insurance policyholders.

84	– Form 20-F 2023 | Bradesco

➢	Health

4.B.30.02-01.02 Health insurance

Health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large enterprises wishing to provide benefits for their employees.

On December 31, 2023, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had approximately 3.8 million beneficiaries covered by company plans and individual/family plans. Around 173 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 47 of the 100 largest companies in the country.

As of December 31, 2023, it included 11,544 laboratories, 18,804 specialized clinics, 15,470 physicians and 2,157 hospitals located throughout the country.

➢	Non-life

4.B.30.02-01.03 Automobiles and property/casualty insurance

We provide car insurance with flexible options according to the client’s profile, through our subsidiary Bradesco Auto/RE. The “Seguro Auto Light Rede Referenciada” offers coverage and pricing designed to be more financially accessible, while “Auto Lar” covers both the vehicle and the residence. There are also options for Banco Bradesco fleets and account holders. We cover damage caused to the vehicle, passengers and third parties, with several options for additional contracting, in addition to discounts at certain establishments and a complete Bradesco Seguros app to facilitate policy management.

Retail property and casualty insurance includes protection for residential, condominiums, business and equipment risks, with personalized coverage according to the needs of each business or residence. We highlight “Lar Mais Seguro” and “Residencial Sob Medida” for individuals, and “Bradesco Seguro Equipamento” for individuals and companies, with complete coverage for several segments, such as agricultural, construction, medical, musical, electric-portable equipment and forestry.

As of December 31, 2023, Bradesco Auto/RE had 1.5 million insured automobiles and 1.5 million property/casualty policies, making it one of Brazil’s main insurance companies.

4.B.30.02-01.04 Capitalization bonds

Bradesco Capitalização is a market leader among companies in the sector, with a market share of 21.1% according from SUSEP in 2023. Our clients can purchase capitalization securities with single or monthly payments starting at R$10 and compete for cash prizes of up to R$1.5 million (net premium).

As of December 2023, we had 3.1 million active clients and 19.2 million capitalization bonds, of which 8.2 million were traditional modality and 11.0 million were incentive bonds.

The traditional modality is the most representative of our operation, where the client saves money and competes for prizes as a tool of financial discipline. At the end of the plan the client will receive 100% of the amounts paid in, plus interest based on the TR rate.

The purpose of incentive capitalization bonds is to add value to the products of partner companies or to provide an incentive for its clients to avoid delinquency. In such cases, the securities have a term, grace period and value according to the needs of the partner companies.

In order to diversify our portfolio, in 2023 we launched five more products:

•	Agro Max Prêmios, made especially for Bradesco clients who want to expand their agribusiness, and in which the client invests a lump sum of R$5 thousand or R$10 thousand and could win over 20 monthly prize draws of up to R$400 thousand, preserving the option to use it as a guarantee of a loan from us;

85	– Form 20-F 2023 | Bradesco

•	New Max Prêmios Cem, which allows the client to make a lump-sum investment of R$100 and participate in 324 prize draws of up to R$10 thousand during the month;
•	Max Prêmios MEI, for the Corporate Retail audience starting at R$500 with a draw value of up to R$1.14 million;
•	Max Prêmios Instantâneos in the single payment version and monthly payment, starting at R$10, where the client when purchasing the title receives a digital card to “scratch” in the App, with the possibility of winning the draw straight away; and
•	Max Natal Bradesco, which allows the Bradesco client to invest R$100 to participate in the draw. In 2023, we awarded 162 clients an aggregate total amount of more than R$1.3 million. This is the first product with mandatory draws.

Maintaining the focus of Bradesco Capitalização on actions aimed at sustainability and constant search for the de-materialization and digitalization of its services, the possibility of checking statements and securities, as well as certificates, income statements for income tax and information regarding draws, such as results and lucky numbers were made available to non-account holders on the Bradesco Seguros App. Currently, the number of titles sold to the Individual client on digital channels represents 40% of the total number of titles.

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

As of December 31, 2023, Bradesco Vida e Previdência accounted for 23.0% of the pension plans in terms of contributions, according to SUSEP in 2023. As of December 31, 2023, Bradesco Vida e Previdência accounted for 21.8% of all pension plan assets under management: 20.9% of VGBL, 20.6% of PGBL and 40.3% of traditional pension plans, according to FENAPREVI.

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

As of December 31, 2023, we managed open pension plans covering 2.9 million participants, with a total balance of R$304 billion in collateral assets.

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

86	– Form 20-F 2023 | Bradesco

These plans can be contracted either individually or via business plans. Individual plans represent 55.1% and business plans 44.9% of the total number of participants. The business plans account for 14.7% and individual for 85.3% of the technical provisions.

The plans being commercialized allow for contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate clients that are in most cases negotiated and adapted to the specific needs of this type of client.

In summary, Bradesco Vida e Previdência earns revenues from:

•	pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

4.B.40 Distribution channels

4.B.40.01 Banking

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels - Units	2023	2022	2021
Service Stations	83,147	85,609	81,900
- Branches	2,695	2,864	2,947
- PAs - Service Points	3,351	3,524	3,769
- PAEs - ATMs located on a company´s premises	522	645	764
- Business Units	820	897	988
- Banco24Horas Network	17,967	17,449	16,174
- Bradesco Expresso (Banking Correspondents)	38,264	40,456	39,100
- Bradesco Financiamentos	19,514	19,759	18,085
- Losango Customer Service Points	-	-	57
- Branches, Subsidiaries and Representation Office, Abroad	14	15	16
ATMs	43,768	46,562	50,807
- Bradesco Network	19,582	22,163	26,526
- Banco24horas Network	24,186	24,399	24,281

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

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2023	2022	2021
Insurance products
Sales through the branches	33.9%	37.1%	39.7%
Sales outside the branches	66.1%	62.9%	60.3%
Pension plan products
Sales through the branches	89.2%	87.1%	87.1%
Sales outside the branches	10.8%	12.9%	12.9%
Capitalization bonds
Sales through the branches	63.8%	71.0%	77.6%
Sales outside the branches	36.2%	29.0%	22.4%

87	– Form 20-F 2023 | Bradesco

4.B.40.03 Partnerships with retail companies – Bradesco Expresso

Bradesco Expresso enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services through the employees of the establishments themselves, while decisions regarding lending or opening of accounts are made by us.

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

As of December 31, 2023, the Bradesco Expresso network totaled 38,264 service points, with an average of 32.4 million monthly transactions or 1.5 million transactions per business day.

4.B.40.04 Digital Channels

We offer various products and services through our digital channels, including our Mobile App, Internet Banking, ATM, and Fone Fácil (contact center). They can be accessed from anywhere and at any time, providing convenience, practicality and security for clients. In 2023, digital channels represented more than 98% of the transactions performed at Bradesco, with Mobile and Internet Banking channels representing 94% of this total.

Below is a brief description of each digital channels:

➢	Mobile App – at the end of December 2023, we had 25.9 million individual clients active on our Mobile App (individuals who carried out transactions in the last three months). Compared to December 2021, this number represents an increase of 4.2 million clients in the channel. We believe in the consolidation and continuous evolution of mobile app in the coming years.

Currently, we have a broad and diverse range of solutions available via our Mobile App, available for iOS and Android systems. Clients can use this channel to make payments and transfers, to purchase loans, consortia, carry out foreign exchange operations and access non-financial benefits, among other services. They also gain the advantage of integration with the Ágora App, our investment platform. With this, clients receive tips, market news and expert reviews through the “single sign-on”.

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, Pix, DOC/TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The convenience of the Bradesco Net Empresa App on the cell phone encompasses the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce.

In 2023, individuals and corporate clients made 20.5 billion transactions by mobile phone.

➢	BIA – the proximity to the client is increasingly relevant, as well as the customization of the service. In order to further improve the customer experience, we invest in research and technologies that also include pioneering solutions. This is the case of BIA, our artificial intelligence tool launched in 2016. Initially established for branch employees throughout Brazil, BIA grew until it began to interact with clients through our Bradesco App and through other channels. The evolutions continue and BIA has become increasingly a client concierge.

88	– Form 20-F 2023 | Bradesco

BIA is presented as one of the main channels of customer and non-customer relationships. Present in Bradesco’s digital channels and on the WhatsApp messaging App, BIA ensures mobility and helps clients digitally wherever they are. Among its features in the messaging App, for example, BIA interacts with the client in cases of suspected credit card and Pix fraud. On the Bradesco App, clients can also make transfers between Bradesco accounts by voice or text, in addition to clarifying doubts about the bank’s products and services.

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

Following its 27th anniversary on March 31, 2023, our Bradesco Internet Banking website continues to evolve. With its own domain name (banco.bradesco), we are one of the few Brazilian companies to have a top-level domain name or generic top-level domain name (gTLDs) – an initiative of the ICANN (Internet Corporation for Assigned Names and Numbers), the body responsible for internet protocols, which regulates the addresses on the worldwide web.

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

On Bradesco Net Empresa, the Corporate client can make queries, transfers, Pix, investments, file submission, among other transactions, all in a simple and secure manner. We also emphasize that the MEI Digital Platform delivers to the individual micro-entrepreneurs, financial and non-financial services by means of partners that meet their main needs.

In 2023, individuals and corporate clients made 4.8 billion transactions using Bradesco’s Internet Banking channel.

➢	ATMs – Focusing on innovation, evolution, and availability, self-service machines aim to simplify our customers’ daily lives, allowing accessibility and intuitive journeys.

Currently there are over 43 thousand active machines with 19,582 distributed among our own network and 24,186 distributed among our shared network – Banco24Horas. All machines are equipped with biometric reading, bringing more security and convenience for cardless transactions.

We also have recycling machines, aiming for greater efficiency and cost reduction, because they do not use envelopes. There are currently 8,520 machines that operate with the recycling of banknotes, which enables the cash deposit with immediate credit in the account of the beneficiary. The features of the channel also contribute to sustainability as well as sending receipts by email. Since 2022, the cash deposit without an envelope has also been made available on the 3,635 recycling machines of Banco24Horas.

89	– Form 20-F 2023 | Bradesco

Thinking about our clients’ experience, we also have disruptive features, such as buying dollars and euros (with more than 115 machines) – foreign exchanges of currencies in a single machine – which had a representative participation in our foreign exchange operations. In 2021, we also deployed the Virtual Safe, in which the client has autonomy in purchasing foreign currency via the Bradesco App and withdrawing from the BDNs.

In addition, since 2020 proxies have gained greater autonomy in the movement of individual clients accounts, with the possibility of access to self-service machines, being able to perform transactions intuitively and safely through registration of biometrics and password of 6 unique digits. This initiative was the winner of the Smart2023 Award.

➢	Telephone services – Fone Fácil (Contact Center) – We allow clients to bank by telephone, which can be accessed by choosing an electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which enables clients to do what they want to do through direct and simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service and proceed directly to their chosen option.

We offer our main financial services through this channel, such as payments, transfers between Bradesco accounts, TED, investments, loan contracting, among others.

By calling Fone Fácil, clients can access other relationship centers for credit cards, private pension plans, capitalization and support for internet banking and mobile browsing, among other services.

➢	Social Networks – We believe we are innovators and pioneers in social media, being active on social networks since 2009. The focus is on communication, relationship, content creation and business activation. The Social Networks team monitors, analyzes and interacts with people who seek us or mention our brand, relying on the participation of segments, managers and branches to resolve demands. This work strengthens the relationship with our clients and protects us. The team is also responsible for answering queries, complaints, suggestions and conducting relationship interactions with the user.

The tables below show the number of transactions carried out through digital channels and the number of digital clients:

As of and for the year ended December 31,	In millions of transactions		% change
	2023	2022
Mobile Individuals and Companies +WhatsApp	20,461	19,684	3.9%
Internet Individuals and Companies- including WebTA (1)	4,810	4,701	2.3%
ATMs	1,052	1,246	(15.6)%
Direct Debit	158	159	(0.7)%
Telephone Banking (Fone Fácil)	31	43	(26.4)%
Total	26,514	25,833	2.6%

(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

As of and for the year ended December 31,	2023	2022	2021
Customers with Digital Profile - In million	28.0	26.4	23.8

90	– Form 20-F 2023 | Bradesco

4.B.40.05 next

Created in 2017 as a digital platform focused on the hyperconnected generation, next seeks to simplify people’s lives, offer solutions to facilitate financial management and be a partner for clients to achieve their dreams and goals.

Next has a portfolio of solutions that includes several services, both financial and non-financial, designed following client and non-client surveys.

In addition to the checking account and debit and credit card, it offers a variety of investments, loans, insurance, financial management tools, a dedicated account for children and adolescents (nextJoy), mobile top-up, gift card, tag for tolls and parking lots (Veloe), benefits in partnership with more than 35 brands in the Pampering hub and integration with Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets.

In Open Finance, next has the “My Finance” feature, an aggregating account that allows the client to view, in a unified way, their checking account information, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

Next’s focus is on customer-centricity, continuously investing in data analytics and intelligence to identify trends and behaviors, anticipating the creation of new services or suggestions. In addition, it uses anthropological studies to understand trends and anticipate client needs. The most modern design and UX solutions, together with the feedback gathered at all contact points, are essential elements to provide a better experience and to actively listen to client demands.

Next establishes goals, aiming for sustainable growth, guaranteeing the quality of the services and real satisfaction and engagement metrics in the use of the platform. As a result of the actions carried out, seeking preeminence and client loyalty, Next ended 2023 with an increase of 15% in the volume of active clients compared to the same period of 2022, processing approximately 800 million financial transactions, which represents 24% growth compared to the previous year.

4.B.40.06 Digio

Digio is a multiple digital bank created in 2016. The bank's product portfolio includes credit cards, payroll loans (INSS payroll-deductible loan and anticipated FGTS – Anniversary Withdrawal), personal loans and a 100% digital payment account. The short-term goal is to increase engagement by cross-selling Digio products and our products through APIs, delivering the experience of a complete digital bank. Digio works to be one of the best platforms for financial products and services in Latin America, providing a simple, agile and secure experience.

Digio closed 2023 with 7.0 million total accounts, recording a growth of 38% over the same period in 2022 and managing a total portfolio of R$6.2 billion. Digio's service excellence is recognized by customers in the app stores (iOS and Android) and on Reclame Aqui, with an excellent rating of 8.2 and the RA1000 seal.

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

91	– Form 20-F 2023 | Bradesco

4.B.60 Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive. The following table presents the market share of our main products and services in the periods indicated:

Market Share – In %	2023	2022	2021
Source: Bacen
Banks
Demand Deposits	8.7 (1)	11.0	10.1
Savings Deposits	12.9 (1)	13.2	13.2
Time Deposits	13.3 (1)	13.7	15.3
Loans	10.2	11.4	12.3
Loans – Private Institutions	17.9	19.8	21.5
Loans – Vehicles Individuals (CDC + Leasing)	11.4	13.8	13.6
Payroll – Deductible Loans	14.7	15.2	16.4
- INSS	17.0	18.0	20.9
- Private sector	11.6	11.1	14.4
- Public sector	13.4	13.7	13.6
Housing loans	9.1	9.4	9.8
Consortia
Real estate	14.4	17.6	19.0
Auto	25.3	27.2	29.7
Trucks, Tractors and Agricultural Implements	19.1	24.3	18.3
International Area
Export Market	13.5	13.9	14.8
Import Market	8.7	7.9	10.0
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.7 (1)	22.4	22.3
Technical provisions for insurance, pension plans and capitalization bonds	21.8 (2)	22.2	22.7
Pension Plan Investment Portfolios (including VGBL)	22.0 (2)	22.6	22.9
Source: Anbima
Investment Funds and Managed Portfolios	16.6	16.7	16.5
Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	30.1	30.8	31.4
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	28.0	21.2	22.0

(1) Base date: September23 | ANS 9M23; (2) Base date: November23.

As of September 30, 2023, public-sector financial institutions held 34.0% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 49.9% share and foreign-controlled financial institutions, with a 16.1% share according to Central Bank of Brazil.

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

92	– Form 20-F 2023 | Bradesco

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

Through Resolution No. 5,050/22, as amended, the CMN regulates the credit fintechs, providing for the establishment and operation of the Direct Loan Companies (SCD) and Interpersonal Loan Companies (SEP), regulating loans and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loans and financing using their own resources or by obtaining resources in BNDES transfers and loans, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors and providing other services established in the Resolution.

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

93	– Form 20-F 2023 | Bradesco

➢	Open Finance

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

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil and highlighted below:

•	Stage 1: as of February 2021 – the implementation of the necessary requirements for publishing institution data on service channels and products and services related to demand and savings deposit accounts, prepaid and postpaid accounts and loan operations;
•	Stage 2: as of August 2021 – the publishing of registration details and information of bank accounts (deposit, savings and payment) as well as credit card, and loans by the clients;
•	Stage 3: as of October 2021 – the implementation of the requirements needed for the service sharing of the initiation of the payment transaction and forwarding of the proposed loan; and
•	Stage 4: as of April 2023 – the implementation of the requirements needed for data sharing on products and services and transaction data, such as foreign exchange transactions, investments, insurance and private pension plan, in addition to transactional information related to these products and services by clients.

Our Open Finance Squad has highly qualified professionals, focused on developing the best solutions around the new financial system. Divided into multi-functional groups, our Squads work with an agile mindset and exercise an end-to-end vision to create intuitive and personalized customer journeys and achieve increasingly positive results.

4.B.60.01 Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. In September the five largest institutions held 67.6% of deposits in the Brazilian markets.

4.B.60.02 Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

94	– Form 20-F 2023 | Bradesco

4.B.60.03 Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are the major banks. However, digital banks have increased their importance in the Brazilian markets. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital, and the services and benefits offered, in addition to better user experiences for the cardholder.

4.B.60.04 Consortia

In December 2023, according to the Central Bank of Brazil, the consortia market included 136 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Banco do Brasil and Porto Seguro in the real estate segment; Banco do Brasil and Itaú in the automotive segment (e.g. automobiles and trucks).

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

4.B.60.07 Asset management

In 2023, the asset management industry in Brazil managed funds worth R$8.3 trillion in shareholders’ equity, according to ANBIMA’s investment funds management ranking. Bradesco Asset held a portion of R$659.2 billion or 7.9% of market share. We are one of the leading institutions as measured by the number of investment fund Shareholders, with 3.2 million. Our main competitors are BB DTVM and Itaú Unibanco.

4.B.60.08 Insurance

According to SUSEP/ANS, in 2023, we were market share leaders in the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term customer relationships.

Our principal competitors are SulAmérica, Porto Seguro, BB Seguridade, HDI and Tokio, which account for a combined total of approximately 36.7% of all premiums generated in the market, as reported by SUSEP/ANS in 2023.

95	– Form 20-F 2023 | Bradesco

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

Our main competitors are BrasilPrev, Caixa Seguridade, Itaú Seguridade, Zurich/Santander, Icatu and XP Previdência.

4.B.60.10 Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Caixa Seguridade and Capemisa, which together represent approximately 63.4% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2023.

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

96	– Form 20-F 2023 | Bradesco

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

The main objectives of the CVM are:

•	ensuring the integrity of the capital markets;
•	boosting the efficiency of the capital markets;
•	regulating on issues provided for by law;
•	monitoring compliance with the legislation applicable to agents working in the capital market; and
•	promoting the development of the capital markets.

The main focus of the CVM in overseeing and regulating the Brazilian capital markets encompasses:

•	promoting a culture of investment in the Brazilian capital markets;
•	increasing the participation in the capital market as a competitive source of financing;
•	reducing the costs of observance of market participants;
•	increasing the liquidity of markets;
•	improving the efficiency of supervision of the market; and
•	increasing the efficiency of the sanctioning action.

97	– Form 20-F 2023 | Bradesco

4.B.70.02 Banking regulations

4.B.70.02-01 Main limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•	may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, approval of the Central Bank of Brazil may be granted as stated in Decree No. 10,029/19, where it is considered to be in the national interest to do so. Through Circular No. 3,977/20, it was recognized as being in the interest of the Brazilian government for individuals or legal entities residing or domiciled abroad to participate in the capital of financial institutions based in Brazil;
•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of its reference equity (RE) to a single person or group;
•	may not own real estate, except for its own use; and
•	is prohibited from conducting loans with related parties, according to Law No. 4,595/64 and CMN Resolution No. 4,693/18. Exempted from the prohibition are loans with related parties that comply with the conditions provided by Law No. 4,595/64. CMN Resolution No. 4,693/18 explains who are considered related parties, from the Central Bank of Brazil’s perspective.
•	CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake owned by individuals or companies in the capital of financial institutions and of leasing companies or by these latter two institutions in the capital of companies, equivalent to 15% or more of the respective shares or quotas representing the share capital. The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to the consolidation of their financial statements.
•	On September 26, 2022 the Central Bank of Brazil issued BCB Resolution No. 246/22, establishing maximum limits for the interchange fee and prohibiting the establishment of different maximum terms for making funds available to the receiving end user in domestic payment arrangements, purchase, prepaid payment and deposit accounts. According to the Resolution, as of April 1, 2023, the maximum limits related to the interchange fee will respect the following percentages: (a) 0.5%, to be applied in any transaction classified as deposit accounts; and (b) 0.7%, to be applied in any transaction classified as prepaid payment accounts.
•	On March 28, 2023, the Plenary of the National Social Security Council issued Resolution CNPS/MPS No. 1,351/23, which established that the INSS must set the maximum interest rate per month for payroll loan operations for social security benefits at 1.97% and, for operations carried out by means of credit card and payroll benefit card, at 2.89%.

4.B.70.02-02 Punitive instruments applicable to Financial Institutions

Law No. 13,506/17 and BCB Resolution No. 131/21, as amended, regulate the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amending the punitive instruments in the context of banking supervision, in the spheres of the capital market, the Brazilian Payment System, Payment Institutions and Consortium.

98	– Form 20-F 2023 | Bradesco

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

In accordance with Basel III recommendations, Circular No. 3,748/15 and CMN Resolution No. 4,615/17 provide for the minimum requirement for the Leverage Ratio (LR) as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated according to the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

In order to establish minimum quantitative requirements for the liquidity of financial institutions and limit excessive liquidity risk taking, Basel III introduced two liquidity indices: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

BCB Resolution No. 207/22, as amended, regulates the preparation and remittance, by financial institutions, of information related to (i) LCR; and (ii) exposure to liquidity risk, which must be kept at the disposal of the Central Bank of Brazil, for a minimum period of five years, together with the documentation of the methodology for its calculation and the respective original data.

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

4.B.70.02-04 Risk Weighting

Pursuant to BCB Resolution No. 229/22, as amended, the Central Bank of Brazil consolidated the RWA weighting factors applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion of RWA related to the exposure to credit risk, subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16. A new criterion for application of the 85% Risk-weight Factor (FPR), through Circular No. 3,921/18.
In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. In March 2022, BCB Resolution No. 202/22 was issued, as amended, which now establishes the calculation of the portion of RWAs related to the calculation of capital required for risks associated with payment services (RWAsp) established in CMN Resolutions No. 4,958/21 and No. 4,606/17 and BCB Resolutions No. 200/22 and No. 201/22, as amended.

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

99	– Form 20-F 2023 | Bradesco

Financial institutions authorized to operate by the Central Bank of Brazil shall disclose (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) the RWAMint portion of the RWA amount; and (iii) the RWAMpad portion of the RWA amount and its components, daily, being available to the Central Bank of Brazil for a period of 5 years, as established in BCB Resolution No. 100/21, as amended, which entered into force on July 1, 2021.

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

For more information on our capital ratios, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

In addition, the Central Bank of Brazil amended BCB Resolution No. 229/22, as amended, which establishes the procedures for the calculation of the portion of the RWAs relating to exposure to credit risk subject to the calculation of capital requirements through the standardized approach (RWAcpad), which is regulated by CMN Resolution No. 4,958/21, of October 2021, and BCB Resolution No. 200/22, of March 2022, as amended.

BCB Resolution No. 229/22 aims to address two main points: (i) the methods of measuring the value of exposures, also admitting the use of a method of calculating the mark-to-market value for a specific asset class (this methodology can be used even if the Accounting Standard of the institutions regulated by the Central Bank of Brazil (“Cosif”) does not cover this); and (ii) Risk Weighting Factors (“FPR”), especially on exposures to sovereign entities and multilateral bodies (“EMD”), financial institutions, non-financial, retail, and real estate legal entities.

In August 2022, the Central Bank of Brazil launched Public Inquiry Notice No. 92/22, which discloses the motion for a resolution that improves the procedures for calculating the capital requirement for credit risk exposures through internal credit risk classification systems.

In February 2023, the Central Bank of Brazil issued BCB Resolution No. 291/23, which establishes the procedures for calculating the portion of the RWA regarding exposures to the risk of variation in the value of derivative instruments due to the variation in the credit quality of the counterpart (RWACVA), in addition to amending the Circular No. 3,646/13.

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

➢	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the VSR, on each working day, determined in the calculation period, deducting R$500.0 million, pursuant to the provisions of BCB Resolution No. 189/22, as amended. The verification of compliance with these requirements is made according to established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.

100	– Form 20-F 2023 | Bradesco

➢	Savings deposits: each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to BCB Resolution No. 188/22, as amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same resolution.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

In February 2022, BCB Resolution No. 188/22 was amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. In the same month in 2022, BCB Resolution No. 190/22 was issued, as amended, which extinguishes the enforceability regarding the compulsory collection of deposit resources and guarantees made.

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

101	– Form 20-F 2023 | Bradesco

In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions of securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate.

Subsequently, in September 2021, BCB Resolution No. 76/21 was issued, which provides on the instruments of operation of the Central Bank of Brazil in the Brazilian exchange market for the purpose of implementing the exchange policy. This resolution provides that the Central Bank of Brazil may perform the following operations in the Brazilian exchange market, among others: (i) purchase of foreign currency with resale commitment, in conjunction with a repurchase commitment, made by the counterpart, for settlement on a predefined date; and (ii) sale of foreign currency with a repurchase commitment, in conjunction with a resale commitment, made by the counterpart, for settlement on a predefined date.

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

In summary, the main changes that the new exchange rate framework presents are the following:

•	The Central Bank of Brazil will have responsibility to regulate foreign currency accounts in the country, including the requirements and procedures for opening and operating them. The Central Bank of Brazil may expand, depending on the regulation, the possibility of individuals and legal entities being holders. The ownership of foreign currency accounts in the country is still limited to companies, such as brokers, credit card administrators and other sectors specified by the Central Bank of Brazil.

102	– Form 20-F 2023 | Bradesco

•	Opening of deposits abroad was already possible, but the project expands and reinforces this, by stating that institutions authorized by the Central Bank of Brazil will be able to allocate, invest and direct funds raised here or abroad for credit and financing operations, in the country and abroad.
•	Extension from R$10 thousand to US$10 thousand of the limit of cash in kind that each passenger can carry when leaving or entering Brazil.
•	The negotiation of up to US$500 between individuals is now authorized, allowing the purchase and sale of foreign currency to be made by individuals and not only banks and brokers, provided that the operation is made occasionally and not in the professional course of business.
•	Depending on the regulation by the Central Bank of Brazil, there remains the possibility of private compensation of credits between residents and non-residents, as well as payment in foreign currency of enforceable obligations in the national territory in situations such as foreign trade operations.
•	Inclusion of payment institutions to operate in the exchange market in ready-made settlement operations up to a limit of US$100,000.00.
•	Formalization of the exchange operation with free format, but the institution authorized to operate in the exchange market should be able to prove that the parties agree with the conditions established.
•	The classification of the purpose of the exchange operation is the client’s responsibility.
•	Change in the obligation to register direct external investment before the System for Provision of Information of the Central Bank of Brazil (SCE-IED), and should be carried out only when (i) the financial transfer related to the non-resident investor occurs of a value equal to or greater than US$100,000.00 or its equivalent in other currencies; (ii) movement of resources of a value equal to or greater than US$100,000.00 occurs or its equivalent in other currencies; (iii) the base date of periodic declarations occurs for the receiving people subject to such declarations.
•	Change in the obligation to register external loan operations before the System for Provision of Information of the Central Bank of Brazil (SCE-Credit): (i) direct loan, title, early receipt of exports and financial leasing should be registered when the payment term is of more than 360 days and the financing of organizations is equal to or greater than US$1,000,000.00 or its equivalent in other currencies; and (ii) import financing should be registered when the payment term is of more than 180 days and it is equal to or greater than US$500,000.00 or its equivalent in other currencies.
•	End of the obligation to perform simultaneous exchange operations for: (i) conversion of debt into direct external investment and vice versa; (ii) conversion between different types of external credit; (iii) assumption and resettlement of external credit, in the modalities of direct loan and securities; and (iv) change of residence of the resident investor to non-resident.

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

103	– Form 20-F 2023 | Bradesco

4.B.70.02-11 Treatment of loans and advances

For regulatory reporting purposes, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•	the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
•	the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, of the nine categories that we use, five are considered performing loans and four are doubtful loans.

The following are the performing loan categories:

Rating	Our Classification	Bradesco Concept

AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company/group that, regardless of size, has a good economic and financial situation.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Our Classification

E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other registration, behavioral and transactional information considering internal information and market sources.

For regulatory purposes, financial institutions are required to classify the level of risk of their loans according to the Central Bank of Brazil’s criteria, taking into consideration both the borrower’s and guarantor’s characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses. For more information, see “Item 4.B.100.06 Expected credit losses on loans and advances”.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following minimum risk classifications:

Number of Days Past Due (1)	Minimum Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1) These time periods are doubled in the case of loans with maturities in excess of 36 months.

104	– Form 20-F 2023 | Bradesco

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

For further information about treatment of loans and advances, in accordance with IFRS, see Note 40.2 to our consolidated financial statements in “Item 18. Financial Statements”.

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

4.B.70.02-13 Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, as amended, the Central Bank of Brazil began to regulate the financing of the debit balance of credit card bills and other postpaid instruments not settled in full at maturity, a situation in which we are no longer allowed to finance clients’ outstanding balances through revolving credit facilities for more than a month.

CMN Resolution No. 4,882/20 sets forth that, in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively, such as remunerative interest and late payment interest. It is prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to loan operations.

105	– Form 20-F 2023 | Bradesco

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

The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are payment institutions and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500 million in total value of transactions and 25 million transactions, in the case of payment arrangements.

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

106	– Form 20-F 2023 | Bradesco

BCB Resolution No. 150/21, as amended, provides rules about the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

Pix was instituted and regulated by BCB Resolution No. 01/20, as amended, and BCB Resolution No. 79/21 authorized new features, such as the permission to associate the corporate name to the Pix token, change of Pix details, avoiding exclusion in the case of rectification and threshold amount limiting the number of transactions that can be resent or received by end users.

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

The procedures necessary for accession to the Pix by permitted institutions are laid down in BCB Normative Instructions No. 291/22 and No. 373/23.

BCB Normative Instruction No. 243/22, as amended, sets forth procedures to be observed for direct participation in the SPI and for opening an Instant Payments Account (PI Account), under the same terms of the revoked Normative Instruction. In addition, the aforementioned Resolution began to define the maximum time limits for the validation and settlement of instant payment orders, which are dealt with in the Regulation attached to BCB Resolution No. 195/22. Furthermore, on December 9, 2022, BCB Normative Instruction No. 200/22 was amended, as amended by BCB Normative Instruction No. 290/33, which establishes the operational procedures for the collection and for the execution of the reimbursement of operational costs for each Pix, for the purposes of withdrawals or foreign exchange settled outside the SPI. It also establishes the format and frequency of information, and the type of information, to be provided by Pix participants on these transactions.

The participants of Pix can also establish maximum limits for the initiation of a Pix, for the purpose of purchases or transfers via a transactional account, which must be per transaction and per period, with the possibility of setting a different limit for the day period and for the night period, pursuant to BCB Normative Instruction No. 331/22, as amended.

In October 2021, BCB Normative Instruction No. 171/21 was amended, disclosing operational limits and terms for the scheduled and efficient entry of interfaces dedicated to sharing the initiation service of the Pix payment transaction in Open Finance.

Later, in December 2021, BCB Resolution No. 177/21 was enacted, as amended, approving the Pix Penalties Manual, reformulating the distribution of conduct liable to fine, as well as establishing penalties for participants who no longer adopt essential security mechanisms in the deployment of applications, Application Programming Interfaces (APIs) and any other Pix-related systems that may significantly compromise the security of the arrangement or the security and privacy of its users’ data.

On December 1, 2022, BCB Resolution No. 270/22 was edited, which amended Annex I of BCB Resolution No. 177/21 to adjust provisions on infractions subject to penalty.

107	– Form 20-F 2023 | Bradesco

In parallel with BCB Resolution No. 177/21, BCB Resolution No. 293/23, which amended the Regulation annexed to BCB Resolution No. 1/20, which, in turn, governs the operation of the payment arrangement of the Pix.

BCB Resolution No. 293/23 aims to define arrangements for establishing partnerships between Pix participants and to regulate transitional provisions regarding criteria and conditions for outsourcing activities and for establishing partnerships between Pix participants.

On December 7, 2023, BCB Resolution No. 361/23 was edited, which adjusted and inserted provisions related to the application of penalty in case of non-compliance with rules regarding the Automatic Pix.

On the same date, BCB’s Normative Instruction No. 436/23 was edited, which established the operational procedures related to the Automatic Pix, Scheduled Pix and Billing Pix.

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

➢	Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
•	management commits a material violation of banking laws, regulations or rulings;
•	the institution suffers a loss that subjects its unsecured creditors to severe risk; or
•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•	lawsuits pleading claims on the assets of the institution are suspended;
•	the institution’s obligations are accelerated;
•	the institution may not comply with any liquidated damage clause contained in unilateral contracts;
•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

108	– Form 20-F 2023 | Bradesco

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, if any of the following occurs:

•	full payment of unsecured creditors;
•	change of the institution’s scope to an economic activity that is not part of the SFN;
•	transfer of the institution’s control;
•	conversion into an ordinary settlement; and
•	sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or
•	absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.

➢	Temporary Special Administration Regime

The Temporary Special Administration Regime, known as (RAET), is a less severe form of intervention in financial institutions by the Central Bank of Brazil, allowing institutions to continue to operate as normal. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;
•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has operations or circumstances requiring an intervention.

4.B.70.02-17 Credit Guarantee Fund (Fundo Garantidor de Crédito)

In the case of a financial institution’s liquidation, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Credit Guarantee Fund (FGC) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or another state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from clients.

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

109	– Form 20-F 2023 | Bradesco

4.B.70.02-18 Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•	their activities;
•	their financial, operational and management information systems; and
•	their compliance with all applicable regulations.

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

4.B.70.02-20 Anti-money laundering regulations, banking secrecy and financial operations linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, particularly Law No. 9,613/98 (as amended by Law No. 12.683/12) and No. 13,260/16, BCB Resolution No. 119/21 and Circulars No. 4,005/20 and No. 3,978/20, as amended by BCB Resolution No. 282/22, there is a requirement to disclose the address in the client identification stage required in the qualification procedures, in order to make the products offered operational, enable the identification of the final beneficiary, and enable the identification of the bearer in the case of operation in specie contribution and by BCB Resolution No. 344/23, which established the hypothesis of exemption from carrying out customer qualification and classification procedures when contracting a credit operation supported by a program instituted by the federal government aimed at renegotiating debts of individuals registered in defaulters’ databases. The financial institution must, among other things:

•	keep up-to-date records regarding their clients;
•	maintain internal controls and records;

110	– Form 20-F 2023 | Bradesco

•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
•	keep records of all transactions made, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources; and
•	keep records and include additional information about withdrawal operations, including those carried out by means of a check or money order, of individual value equal to or greater than R$50 thousand, as well as inform the COAF.

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

In addition, as provided by the CVM Resolution No. 50/21, as amended, and consolidated in Central Bank of Brazil’s Circular No. 3,978/20, as amended, the definition of a politically exposed person was extended. Politically exposed are those who hold or held prominent public positions in Brazil or abroad during the past five years, or the relatives and close associates of such individuals. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, leaders of state-owned companies or political parties, members of the Judiciary, Legislative and Executive powers, the Federal Public Prosecutor, Minister of State, members of the Court of Auditors (at federal, state and municipal), as well as individuals who held or still hold relevant positions in foreign governments.

In addition, Resolution No. 50/21, among other issues: (i) establishes and details the Policy for Prevention of Money Laundering, Terrorist Financing and Financing the Proliferation of Weapons of Mass Destruction which should be adopted by the people indicated in the resolution; (ii) stipulates the methods and procedures of organization and internal controls; and (iii) indicates the responsibilities of the officer responsible for compliance with the standards laid down in the resolution, as well as the responsibilities of the entity’s senior management.

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

The Central Bank of Brazil changed the procedures related to the AML/TF to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/TF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AML/TF procedures already required, payment institutions must also adopt procedures and controls to confirm the client’s identification and implement AML/TF risk management systems. CVM Resolution No. 50/21, which also replaced Normative Instruction No. 617/19, provides for the standards of AML/TF, defining the functions of the responsible officer, the stages linked to conducting the policy of getting to know your client and providing greater details on the warning signs to be monitored and the points that must integrate the analysis of the operation or atypical situation detected.

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

111	– Form 20-F 2023 | Bradesco

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (CSNU), regulated by BCB Resolution No. 44/20, having its procedures clarified by Normative Instruction No. 262/22.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20, as amended, on the terms specified below. This Circular revoked Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

•	Internal risk assessment: guidelines that the regulated institutions use as subsidy, when available, evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;
•	Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, containing information which enables the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;
•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2 thousand;
•	Procedures to get to know clients: enhancement and inclusion of new procedures destined to get to know clients, in order to understand the identification, qualification and classification of the client and the client’s compatibility with the risk profile and nature of the business relationship, in addition to, if necessary, cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for managers of corporate clients and representatives of clients, corresponding to the function exercised;
•	Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;
•	Guidelines for hiring: inclusion in the AML/TF policies of guidelines for the selection and hiring of employees, partners and service providers, considering the risk of money laundering and terrorist financing;
•	Relationship with third parties: inclusion of the condition that, if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AML/TF must be stipulated in the contract; and
•	Monitoring procedures: inclusion of specific situations in the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

112	– Form 20-F 2023 | Bradesco

BCB Resolution No. 119/21 regulated new areas, with the objective of improving certain regulatory points in order to enable adequate and effective compliance with the rules established by Circular No. 3,978/20 of the Central Bank of Brazil, which are:

•	Requirement of the address information in the client identification stage: obtaining information from the client’s place of residence, in the case of a natural person, or from the place of the head office or branch, in the case of a legal entity, is now only required in the client’s qualification procedures, in order to make it possible to operate some of the products offered;
•	Identification of the final beneficiary: in order to conform to Circular No. 3,978/20 to the CVM regulations on AML/TF, some exceptions have been made to the need to identify the final beneficiary. Thus, exempt from the need to identify the final beneficiary, are, for example: (i) legal entities characterized as an open company, non-profit entities and cooperatives; (ii) investment funds registered in the CVM, constituted in the form of a closed condominium, the quotas of which are traded on an organized market; and (iii) certain non-resident investors; and
•	Identification of the holder: in the case of operations with the use of in-kind resources performed by a security and protection company, the identification of the natural person carrying the resources is not effective for AML/TF purposes, especially in view of the number of changes in the person who actually holds the resources. In this way, BCB Resolution No. 119/21 changed the definition of the security and protection company as the carrier of the resources.

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

Decree No. 11,129/22 regulates the application of Law No. 12,846/13. Among other things, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The basis of calculation for the application of any financial penalty will be the gross legal entity billing in the last year (prior to the establishment of the Administrative Accountability Procedure), excluding taxes. Articles 22 and 23 of the Decree relate to the “compromise” of the fine, providing for “mitigating” and “aggravating” factors. In the first case, there are provisions regarding the non-consummation of the infraction, compensation for damages, level of cooperation, non-existence or lack of proof of advantage and damage resulting from the injurious act, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, number of harmful acts, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation, recurrence. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60.0 million, maximum. An additional 3% fine will be levied if within five years after confirmation of “corrupt” conduct, such “corrupt” conduct is repeated.

113	– Form 20-F 2023 | Bradesco

4.B.70.02-22 Independent audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•	be audited by an independent accounting firm; and
•	have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

According to BCB Resolution No. 130/21, as amended, payment institutions that are registered as publicly-held companies and are conglomerate leaders classified within Segment S1, S2 or S3 must constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the actuary and members responsible for the independent accounting audit, every five fiscal years (article 107 of CNSP Resolution No. 432/21). According to Article 119, VIII, of aforementioned CNSP Resolution No. 432/21, amended by CNSP Resolution No. 448/22, both revoking CNSP Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. A member responsible for the independent accounting audit can only return three years after being replaced.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the auditor’s report should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

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

114	– Form 20-F 2023 | Bradesco

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

The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditor’s opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were amended in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004.

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

115	– Form 20-F 2023 | Bradesco

In December 2022, CVM issued Resolution No. 175/22, which replaced Instruction No. 555/14, with the aim of modernizing the regulatory framework for investment funds, systematizing and regulating the innovations brought by Law No. 13,874, of September 20, 2019, known as the “Law of Economic Freedom”. In general, it establishes higher standards of transparency, governance, criteria for the composition of investment portfolios and defines the rights and responsibilities of the shareholders and service providers, seeking to provide greater legal certainty to the participants of the capital market.

In addition to the above, CVM Resolution No. 175/22, as amended, among the changes provided by this resolution, highlights (i) the possibility of the fund to define whether the liability of the shareholders will be limited or unlimited to the value of the quotas; (ii) the liability of the essential service providers (administrators and managers) and other service providers of the fund, who will respond to the CVM in their respective spheres of activity, for their own acts and omissions contrary to the law, the regulation of the fund or the current regulation; (iii) the creation of different classes of quotas, with different rights and obligations, and must belong to the same category of the fund; (iv) determines that all portfolio assets are identified by an ISIN (International Securities Identification Number) code in order to establish an international standardization in the identification of financial assets, assigning each asset traded on the market a unique identification code; and (v) possibility of investing in new asset classes, such as cryptoassets, decarbonization credits and carbon credits.

According to Resolution No. 175/22, securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, in all cases, with institutions duly authorized by the Central Bank of Brazil or the CVM to carry out such activities, in their respective areas of competence.

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

In March 2022, CMN Resolution No. 5,008/22 completely revoked Resolution No. 4,750/19, which previously amended the regulation applicable to brokers and distributors, allowing them to act as issuers of electronic money. The new Resolution provides for the constitution, organization and operation of securities dealers (CTVM) and brokers (DTVM).

116	– Form 20-F 2023 | Bradesco

➢	Internet brokerage services

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

4.B.70.03-01.01 CNSP

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

117	– Form 20-F 2023 | Bradesco

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

4.B.70.03-02 Insurance regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, capitalization companies, public private pension entities, insurance and reinsurance brokers, and policyholders. Insurance companies require government approval, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (Article 13 of Law No. 4,594/64).

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21 and later amended by CNSP Resolution No. 448/22 and CNSP Resolution No. 453/22, must be diversified and meet certain liquidity, solvency and security criteria. The insurance companies are major

118	– Form 20-F 2023 | Bradesco

investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•	act as financial institutions by lending or providing guarantees;
•	trade in securities (subject to exceptions); or
•	invest outside of Brazil without specific permission from the authorities.

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

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it no longer provides for a minimum limit of mandatory contracting with local reinsurers. However, in accordance with Article 15 of CNSP Resolution No. 168/07, the insurance company was still required to give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, CNSP Resolution No. 168/07 also no longer provided for limits on risk transfer from insurers to companies linked to the same financial conglomerate. With the amendment by CNSP Resolution No. 353/17, it has been established that only reinsurance and retrocession operations within the same economic conglomerate should “ensure the effective transfer of risk between the parties”, and “be executed at arms-length”.

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

Resolution No. 432/21, amended by the Resolution No. 448/22 and Resolution No. 453/22, as well as by Circular No. 648/21, amended by Circular No. 678/22 regulates: technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and the Audit Committee applicable to insurance companies, open pension fund entities (EAPCs), capitalization companies and reinsurers.

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

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and combatting money laundering crimes. These rules include a series of provisions for notifying proposed transactions with politically exposed individuals and for the suppression of terrorist financing activities. These rules were subsequently amended and consolidated, and are currently in force through CNSP Resolution No. 416/21 and SUSEP Circular No. 612/20, amended by SUSEP Circular No. 622/21.

119	– Form 20-F 2023 | Bradesco

Resolution No. 383/20 issued by CNSP in March 2020, subsequently amended by Resolution No. 454/22 and by Resolution No. 461/23, established that insurance companies, EAPCs, capitalizations companies and local reinsurers must record their operations of insurance, open pension plan, capitalization and reinsurance, as the case may be, in a registration system which has been previously approved by SUSEP and which is managed by a registration entity accredited by SUSEP, in order to enhance the control of the operations carried out by these companies.

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

EAPCs and insurance companies have been permitted to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, subsequently amended by Instruction No. 587/17, which addresses the setup, management, operation and disclosure of information for pension plan funds. Both were revoked by Resolution No. 175/22, which provides for the establishment, operation and dissemination of information from investment funds, as well as the provision of services for the funds. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. Both standards were subsequently revoked by CMN Resolution No. 4,993/22, which provides for the rules governing the investment of technical reserve resources by provisions and funds of insurance companies, capitalization companies, open pension entities and local reinsurers, and the investment of resources required in the country to guarantee the obligations of reinsurers admitted and on the portfolio of Individual Scheduled Retirement Funds (FAPI), later amended by CMN Resolution No. 5,016/22. In turn, CNSP enacted CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22 and Resolution No. 453/22, revoking Resolution No. 321/15, which, among various subjects, also regulates the investments by insurers, open entities of pension plans, capitalization companies and local reinsurers.

120	– Form 20-F 2023 | Bradesco

Currently, CNSP Resolution No. 349/17 and CNSP Resolution No. 348/17, SUSEP Circular No. 563/17 and SUSEP Circular No. 564/17, all amended by Circular No. 585/19, CNSP Resolution No. 458/22, SUSEP Circular No. 685/22 and Supplementary Law No. 109/01, regulate the Pension Plan activity.

4.B.70.03-05 Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract out reinsurance or retrocession operations to unauthorized reinsurers to operate in Brazil, when local and foreign reinsurers lack sufficient capacity.

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

The regulation of SUSEP established a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provided a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer could transfer risks to related or foreign-based companies belonging to the same financial conglomerate. These limits were revoked when CNSP Resolution No. 353/17 and CNSP Resolution No. 451/22 came into force. CNSP Resolution No. 451/22 indicates that, for the purposes of fulfilling the preferential offer related to Brazilian reinsurers, the insurance company must observe the percentage established in the current legislation, applicable to each automatic or optional contract. In addition, it establishes that insurance companies should submit to SUSEP, by March 31 of the following calendar year, technical justification for a percentage of reinsurance assignment in excess of 90%, considering the totality of their operations, per calendar year. In addition, reinsurance and retrocession operations carried out between companies linked or belonging to the same financial conglomerate must occur under balanced conditions of competition, and the parties involved will be responsible for demonstrating compliance with these conditions.

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

The IOF on loans daily rate will be charged on principal available to borrowers regarding the loans and advances, whereby:

•	for cases in which the amount of principal is determined, the IOF on loans daily rate shall not exceed the amount resulting from the daily rate applied to each principal amount which is expected to be used for the transaction, multiplied by three hundred and sixty-five days;

121	– Form 20-F 2023 | Bradesco

•	for cases in which the amount of principal is not determined before the transaction (revolving credit), the values of interest and charges that will use the limits of revolving credits, will be part of the principal amount, subject to IOF on loans rates, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

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

122	– Form 20-F 2023 | Bradesco

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

4.B.80.03 PIS and Cofins

Two federal taxes are imposed on the gross revenues of legal entities: PIS and Cofins. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, generally, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

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

Since August 2004, the PIS and Cofins rates due on financial revenues had been 0.0%, including revenues arising from operations carried out for the purposes of hedging, earned by legal entities subject to the system of non-accrual of these contributions. However, Decree No. 8,426/15 established that from July 2015, the rates shall be increased to 0.65% in relation to PIS and 4.0% in relation to Cofins. On December 30, 2022, Decree No. 11,322/22 had been published reducing the related rates to 0.33% and 2.0%, respectively. However, this decree was revoked on January 1, 2023 by Decree No. 11,374/23, reestablishing the original wording provided for in Decree No. 8,426/15.

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

123	– Form 20-F 2023 | Bradesco

In July 2010, the Brazilian tax authorities introduced digital tax records (Escrituração Fiscal Digital – EFD) for PIS and Cofins taxes, which must be adopted by financial institutions as well.

In 2023, the National Congress approved PEC No. 45/19 responsible for the Tax Reform in Brazil, resulting in Constitutional Amendment No. 132/23. This Constitutional Amendment reorganizes the consumption taxes in Brazil, having as its main milestone the replacement of five current taxes (PIS, COFINS, ICMS, ISS and IPI) by a Value Added Tax (VAT) rate, divided into two: (I) The Contribution on Goods and Services (CBS), which will be directed to the Government, and the Tax on Goods and Services (IBS), which will go to states and municipalities.

In this sense, after the end of the transition process of the Tax Reform, starting in 2026, the social contributions PIS and COFINS will cease to exist, being replaced by the Contribution on Goods and Services (CBS).

We cannot estimate the impacts that the implementation of the Tax Reform approved by PEC No. 45/19 will have on our operations. Although taxation on consumption has undergone significant changes, which may result in a possible increase in the tax burden, there is no way to predict the impacts on our gross margin.

4.B.80.04 Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Based on the commitment to observe the laws and regulations applicable to our business, we comply with the criteria established by the international treaties FATCA and CRS, which aim to combat and curb tax evasion, money laundering and terrorist financing.

Established by the United States government and with the aim of identifying the financial accounts of American taxpayers residing in other countries, the FATCA law was published in Brazil through Decree No. 8,506/15.

The CRS, conceived under the coordination of the OECD (Organization for Economic Co-operation and Development) with the participation of the main countries of the world, was released by the Brazilian Federal Revenue Service, through Normative Instruction No. 1,680/16, following the same guidelines as the American FATCA Law, that is to identify the financial accounts of taxpayers from foreign countries who are acceding to the agreement.

To meet national and international requirements, internal compliance standards were established to highlight the transparency of information and to adopt effective measures to control, monitor and improve existing processes.

124	– Form 20-F 2023 | Bradesco

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

In March 2023, the Central Bank of Brazil issued BCB Resolution No. 308/23, which provides for the conditions for the exercise of the activities of registration and centralized deposit of real estate receivables by central financial assets registrars and depositories. Among these conditions, this resolution provides that the contracts must establish, among others, that the real estate receivables of the enterprise will be registered or deposited exclusively in the registered entity or in the contracted central depositary, admitting the portability.

For the purposes of BCB Resolution No. 308/23, the real estate credit right constituted or to be constituted is considered receivable, which is the result of a purchase and sale contract or a promise of purchase and sale, with or without the issuance of a Real Estate Credit Bill (CCI), executed between the syndicator or developer and buyer or promising buyer of autonomous real estate unit or lot.

4.B.100 SELECTED STATISTICAL INFORMATION

The selected statistical information shown in this section is derived from our accounting books and records, which are the basis for preparing our audited consolidated financial statements in accordance with IFRS.

We have included the following information for analytical purposes. For a more complete understanding, for the years ending December 31, 2023, 2022, and 2021, this information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements”.

125	– Form 20-F 2023 | Bradesco

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

➢	Interest-earning and non-interest earning assets
As of and for the year ended December 31,	R$ in thousands, except %
	2023			2022			2021
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	329,916,678	28,363,663	8.6%	301,726,823	29,224,224	9.7%	286,972,479	18,631,552	6.5%
Financial assets at fair value through other comprehensive income	200,721,638	16,906,668	8.4%	189,558,234	29,301,725	15.5%	213,127,477	17,975,178	8.4%
Financial assets at amortized cost	184,953,791	25,277,210	13.7%	201,308,067	15,526,536	7.7%	177,518,783	16,873,684	9.5%
Loans and advances to banks	150,828,467	28,323,764	18.8%	90,524,207	17,154,023	18.9%	106,562,557	9,043,136	8.5%
Loans and advances to customers	636,390,316	102,617,786	16.0%	637,990,069	101,166,625	15.9%	557,243,883	72,586,237	13.0%
Compulsory deposits with the Central Bank	95,234,018	9,943,391	10.4%	86,303,673	8,224,712	9.5%	78,418,958	3,101,796	4.0%
Other interest-earning assets	101,068	25,992	-	105,480	15,340	-	103,678	11,763	-
Total interest-earning assets	1,598,145,976	211,458,474	13.2%	1,507,516,553	200,613,185	13.3%	1,419,947,815	138,223,346	9.7%
Non-interest-earning assets
Cash and balances with banks	19,701,167	-	-	20,548,398	-	-	25,527,954	-	-
Compulsory deposits with the Central Bank	19,410,897	-	-	11,632,630	-	-	7,274,585	-	-
Financial assets available for sale (shares)	19,492,990	-	-	15,498,380	-	-	17,912,902	-	-
Non-performing loans and advances to customers (1)	40,894,885	-	-	27,555,043	-	-	17,419,545	-	-
Investments in associates and joint ventures	9,365,720	-	-	8,021,918	-	-	7,485,403	-	-
Premises and equipment, net	11,558,601	-	-	13,548,884	-	-	13,706,167	-	-
Intangible assets and goodwill, net	19,836,394	-	-	16,776,490	-	-	14,909,766	-	-
Current and deferred income tax	101,970,451	-	-	95,458,279	-	-	92,414,510	-	-
Other non-interest-earning assets	77,457,313	-	-	88,064,480	-	-	76,517,947	-	-
Total non-interest-earning assets	319,688,418	-	-	297,104,502	-	-	273,168,779	-	-
Expected loss on loans and advances	(55,147,243)	-	-	45,549,267	-	-	(39,796,382)	-	-
Total assets	1,862,687,151	-	-	1,759,071,788	-	-	1,653,320,212	-	-

(1) Overdue by more than 60 days.

126	– Form 20-F 2023 | Bradesco

➢	Interest-bearing and non-interest-bearing liabilities
As of and for the year ended December 31,	R$ in thousands, except %
	2023			2022			2021

	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-bearing liabilities
Savings deposits	129,189,256	9,017,597	7.0%	134,746,815	9,351,219	6.9%	136,684,040	4,268,873	3.1%
Time deposits (1)	424,465,761	44,206,372	10.4%	384,395,799	32,936,814	8.6%	363,805,673	11,276,347	3.1%
Securities sold under agreements to repurchase	252,162,308	31,529,801	12.5%	226,392,715	26,140,363	11.5%	230,801,644	12,529,476	5.4%
Borrowing and on-lending	50,430,934	5,834,892	11.6%	58,398,920	5,182,646	8.9%	53,530,617	3,351,886	6.3%
Securities issued	231,100,602	25,887,914	11.2%	193,743,029	21,274,753	11.0%	145,415,334	7,348,164	5.1%
Subordinated debt	49,562,546	7,007,236	14.1%	53,270,623	7,262,125	13.6%	49,187,639	3,154,164	6.4%
Insurance contracts liabilities	341,187,944	32,892,243	9.6%	308,418,498	28,653,993	9.5%	287,875,420	13,192,413	4.6%
Total interest-bearing liabilities	1,478,099,351	156,376,055	10.6%	1,359,366,399	130,801,913	9.7%	1,267,300,367	55,121,323	4.3%
Non-interest-bearing liabilities
Demand deposits	46,551,331		-	52,225,220	-	-	52,046,617	-	-
Other non-interest-bearing liabilities	173,069,018		-	190,626,514	-	-	186,000,708	-	-
Total non-interest-bearing liabilities	219,620,349	-	-	242,851,734	-	-	238,047,325	-	-
Total liabilities	1,697,719,700	-	-	1,602,218,133	-	-	1,505,347,692	-	-
Equity attributable to controlling shareholders	164,367,077		-	156,398,197	-	-	147,504,444	-	-
Non-controlling interest	600,374		-	455,458	-	-	468,076	-	-
Total equity and liabilities	1,862,687,151	-	-	1,759,071,788	-	-	1,653,320,212	-	-

(1) Includes interbank deposits.

127	– Form 20-F 2023 | Bradesco

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

As of and for the year ended December 31,	R$ in thousands
	2023/2022
	Increase/(decrease) due to changes in
	Average volume (1)	Average yield/rate (1)	Net change (1)
Interest-earning assets
Financial assets at fair value through profit or loss	2,591,083	(3,451,644)	(860,561)
Financial assets at fair value through other comprehensive income	1,635,647	(14,030,704)	(12,395,057)
Financial assets at amortized cost	(1,354,093)	11,104,767	9,750,674
Loans and advances to banks	11,325,787	(156,046)	11,169,741
Loans and advances to customers	(254,228)	1,705,389	1,451,161
Compulsory deposits with the Central Bank	893,348	825,331	1,718,679
Other interest-earning assets	(667)	11,319	10,652
Total interest-earning assets	14,836,877	(3,991,588)	10,845,289
Interest-bearing liabilities
Savings deposits	(387,649)	54,027	(333,622)
Time Deposits	3,636,202	7,633,356	11,269,558
Securities sold under agreements to repurchase	3,118,209	2,271,229	5,389,438
Borrowing and on-lending	(773,698)	1,425,944	652,246
Securities issued	4,176,990	436,171	4,613,161
Subordinated debt	(517,736)	262,847	(254,889)
Insurance contracts liabilities	3,129,136	1,109,114	4,238,250
Total interest-bearing liabilities	12,381,454	13,192,688	25,574,142

(1) The amounts set out in the table are calculated as follows:

•	Net change is calculated according to the following formula: (interest and similar income interest and similar expenses of current period – interest and similar income or interest and similar expenses of the prior period).
•	Average volume represents the change in interest and similar income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in volumes and is calculated according to the following formula: (change in the average volume x average rate of the prior period).
•	Average yield/rate represents the change in interest income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in rates, calculated according to the following formula: (change in the average rate x average volume of the prior period).
•	Subsequently, the Average volume and Average yield/rates calculated as set out above are adjusted to reflect the difference between the total net changes and the sum of the two amounts. This adjustment is made in proportion to the absolute values of the Average volume and Average yield/rate, calculated as set out above.

4.B.100.03 Net interest income and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest income with net interest spread for the periods indicated:

As of and for the year ended December 31,	R$ in thousands, except %
	2023	2022	2021
Average balance of interest-earning assets (A)	1,598,145,976	1,507,516,553	1,419,947,815
Average balance of interest-bearing liabilities	1,478,099,351	1,359,366,399	1,267,300,367
Net interest income (B)	55,082,419	69,811,272	83,102,023
Interest rate on the average balance of interest-earning assets (C)	13.2%	13.3%	9.7%
Interest rate on the average balance of interest-bearing liabilities (D)	10.6%	9.7%	4.3%
Net yield on interest-earning assets (C-D)	2.7%	3.7%	5.4%
Net interest margin (B/A)	3.4%	4.6%	5.9%

128	– Form 20-F 2023 | Bradesco

4.B.100.04 Investments in debt securities

The following table shows the weighted average income rates and maturities of our investments in debt securities classified as financial assets at fair value through profit or loss, at fair value through other comprehensive income, and amortized cost. For more information on the treatment of our assets, see notes 8, 9 and 12 of our consolidated financial statements included in “Item 18. Financial Statements”. As of December 31, 2023, we did not have relevant tax-exempt portfolios.

The average yield is calculated as follows: Nominal value * interest rate * outstanding maturity

Nominal value * remaining maturity

On December 31, 2023	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	60,162,926	11.0%	164,994,281	10.2%	49,969,248	10.6%	7,459,811	5.6%	282,586,266	9.6%
Corporate debt and marketable equity securities	2,276,231	11.0%	12,764,251	11.6%	5,094,347	10.6%	441,975	8.9%	20,576,804	10.9%
Bank debt securities	24,787,967	10.7%	18,251,325	11.4%	795,438	6.5%	10,086	5.4%	43,844,816	10.7%
Foreign government securities	92,506	11.7%	26,442	11.6%	-	-	-	-	118,948	11.6%
Brazilian sovereign bonds	312	5.0%	45,901	7.9%	7,954	5.0%	-	-	54,167	7.2%
Total financial assets at fair value through profit or loss	87,319,942		196,082,200		55,866,987		7,911,872		347,181,001
Financial assets at fair value through other comprehensive income
Brazilian government securities	8,963,616	8.8%	104,566,597	9.6%	38,417,262	8.5%	31,261,473	5.4%	183,208,948	7.5%
Brazilian sovereign bonds	-	-	6,512,215	5.0%	157,828	5.0%	-	-	6,670,043	5.0%
Corporate debt securities	218,273	5.6%	237,487	7.5%	542,288	4.6%	371,918	3.8%	1,369,966	4.2%
Bank debt securities	4,155,029	5.5%	1,663,586	11.2%	350,591	11.1%	212,152	11.5%	6,381,358	9.4%
Foreign government securities	7,404,755	11.3%	-	-	-	-	-	-	7,404,755	11.3%
Total financial assets at fair value through other comprehensive income	20,741,673		112,979,885		39,467,969		31,845,543		205,035,070
Financial assets at amortized cost
Brazilian government securities	1,245,571	7.9%	32,774,210	9.4%	1,819,260	9.4%	18,443,084	5.5%	54,282,125	6.2%
Corporate debt securities	25,462,483	12.7%	75,337,105	13.3%	15,588,872	11.3%	4,536,492	11.2%	120,924,952	12.2%
Total financial assets at amortized cost	26,708,054		108,111,315		17,408,132		22,979,576		175,207,077
Total	134,769,669		417,173,400		112,743,088		62,736,991		727,423,148

(1) For no stated maturity, it mainly corresponds to marketable equity securities; and
(2) Investments in these assets have no set maturity date and are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

129	– Form 20-F 2023 | Bradesco

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

On December 31, 2023	R$ in thousands
	Due in 1 year or less	Due after 1 year up to 5 years	Due after 5 years up to 15 years	Due after 15 years	Total of Loans and advances to customers
Companies	162,004,354	92,480,337	11,549,890	3,386,769	269,421,350
Financing and On-lending	47,265,980	44,630,991	9,472,055	3,360,773	104,729,799
Financing and export	17,860,791	10,150,915	945,535	-	28,957,241
Housing loans	4,170,055	10,335,708	6,668,269	3,360,773	24,534,805
Onlending BNDES/Finame	6,190,734	9,623,560	1,701,643	-	17,515,937
Vehicle loans	10,311,698	11,979,531	25,224	-	22,316,453
Import	7,115,070	65,091	2,962	-	7,183,123
Leases	1,617,632	2,476,186	128,422	-	4,222,240
Borrowings	101,294,121	47,847,256	2,077,835	25,996	151,245,208
Working capital	46,759,003	35,225,450	859,083	-	82,843,536
Rural loans	10,287,737	2,511,149	8,509	-	12,807,395
Other	44,247,381	10,110,657	1,210,243	25,996	55,594,277
Limit operations (1)	13,444,253	2,090	-	-	13,446,343
Credit card	8,003,405	-	-	-	8,003,405
Overdraft for corporates/Individuals	5,440,848	2,090	-	-	5,442,938
Individuals	167,010,116	133,399,138	50,719,019	9,137,076	360,265,349
Financing and On-lending	27,853,845	50,603,561	40,175,990	9,131,825	127,765,221
Housing loans	10,278,058	30,121,817	39,783,443	9,131,825	89,315,143
Vehicle loans	15,329,732	16,066,785	11,984	-	31,408,501
Onlending BNDES/Finame	2,169,364	4,322,923	374,495	-	6,866,782
Other	76,691	92,036	6,068	-	174,795
Borrowings	62,261,868	82,795,577	10,543,029	5,251	155,605,725
Payroll-deductible loans	27,748,803	53,623,736	9,584,136	4,028	90,960,703
Personal credit	17,853,076	13,269,033	185,951	1,223	31,309,283
Rural loans	7,533,244	4,950,066	50,845	-	12,534,155
Other	9,126,745	10,952,742	722,097	-	20,801,584
Limit operations (1)	76,894,403	-	-	-	76,894,403
Credit card	71,926,643	-	-	-	71,926,643
Overdraft for corporates/Individuals	4,967,760	-	-	-	4,967,760
Total loans and advances to customers	329,014,470	225,879,475	62,268,909	12,523,845	629,686,699

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

130	– Form 20-F 2023 | Bradesco

As of December 31, 2023	Predetermined interest rates	Floating interest rates

Companies	62,526,011	44,890,985
Financing and On-lending	19,608,092	37,855,727
Financing and export	2,333,532	8,762,918
Housing loans	3,863,207	16,501,543
Onlending BNDES/Finame	725,543	10,599,660
Vehicle loans	12,003,191	1,564
Import	63,122	4,931
Leases	619,497	1,985,111
Borrowings	42,915,829	7,035,258
Working capital	29,428,278	6,656,255
Rural loans	2,519,658	-
Other	10,967,893	379,003
Limit operations (1)	2,090	-
Credit card	-	-
Overdraft for corporates/Individuals	2,090	-
Individuals	122,209,982	71,045,251
Financing and On-lending	31,881,892	68,029,484
Housing loans	13,953,813	65,083,272
Vehicle loans	16,077,807	962
Onlending BNDES/Finame	1,752,168	2,945,250
Other	98,104	-
Borrowings	90,328,090	3,015,767
Payroll-deductible loans	63,211,900	-
Personal credit	13,453,347	2,860
Rural loans	4,999,938	973
Other	8,662,905	3,011,934
Limit operations (1)	-	-
Credit card	-	-
Overdraft for corporates/Individuals	-	-
Total loans and advances to customers	184,735,993	115,936,236

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

The majority of our portfolio of loans and advances is denominated in reais. However, part of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to, and denominated in, foreign currency, consist of onlending of Eurobonds and export and import financing, and represented 5.7% in 2023, 6.4% in 2022 and 7.0% in 2021, of our portfolio of loans and advances. In many cases, our clients hold derivative instruments to minimize foreign exchange rate variation risk.

131	– Form 20-F 2023 | Bradesco

➢ 4.B.100.06 Expected credit Losses on loans and advances

The following table shows the movement of the allocation for expected credit losses of loans and advances for the periods indicated. We did not identify material changes in the ratios between the years ended December 31, 2023, 2022 and 2021.

As of December 31,	R$ in thousands, except %
	2023				2022				2021
	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers
Companies	(12,859,019)	(2.0)%	23,164,097	3.7%	(2,618,036)	(0.4)%	25,893,959	3.9%	(1,714,780)	(0.3)%	16,158,829	2.6%
Financing and On-lending	(866,954)	(0.1)%	3,953,301	0.6%	24,851	0.0%	4,234,039	0.6%	103,876	0.0%	4,459,705	0.7%
Financing and export	(197,994)	-	1,168,050	0.2%	317,046	-	1,281,682	0.2%	236,625	-	1,772,350	0.3%
Housing loans	(584)	-	1,015,157	0.2%	-78,337	-	1,016,176	0.2%	(68,352)	-	907,355	0.1%
Onlending BNDES/Finame	(195,405)	-	960,220	0.2%	-99,650	-	1,076,561	0.2%	27,037	-	1,169,105	0.2%
Vehicle loans	(468,636)	(0.1)%	689,494	0.1%	(133,955)	-	749,552	0.1%	(79,473)	-	461,129	0.1%
Import	(549)	-	33,699	-	28,590	-	64,033	-	12,519	-	99,698	-
Leases	(3,786)	-	86,681	-	(8,843)	-	46,035	-	(24,480)	-	50,068	-
Borrowings	(10,601,308)	(1.7)%	17,235,340	2.7%	(2,529,489)	(0.4)%	19,751,352	3.0%	(1,830,296)	(0.3)%	10,840,171	1.8%
Working capital	(4,196,421)	(0.7)%	7,322,214	1.2%	(1,655,197)	(0.3)%	7,206,304	1.1%	(554,586)	(0.1)%	4,903,344	0.8%
Rural loans	7,852	-	64,786	-	12,121	-	74,542	-	(1,522)	-	65,896	-
Other	(6,412,739)	(1.0)%	9,848,340	1.6%	(886,413)	(0.1)%	12,470,506	1.9%	(1,274,188)	(0.2)%	5,870,931	1.0%
Limit operations (1)	(1,390,757)	(0.2)%	1,975,456	0.3%	(113,398)	-	1,908,568	0.3%	11,640	-	858,953	0.1%
Credit card	(822,084)	(0.1)%	1,119,231	0.2%	301,829	-	830,065	0.1%	105,245	-	417,351	0.1%
Overdraft for corporates/Individuals	(568,673)	(0.1)%	856,225	0.1%	(415,227)	-	1,078,503	0.2%	(93,605)	-	441,602	0.1%
Individuals	(22,870,157)	(3.6)%	30,497,713	4.8%	(10,265,242)	(1.6)%	33,320,038	5.1%	(7,218,763)	(1.3)%	24,642,156	4.0%
Financing and On-lending	(910,419)	(0.1)%	2,286,064	0.4%	(608,326)	(0.1)%	2,740,220	0.4%	(74,523)	-	3,305,048	0.5%
Housing loans	41,932	-	889,074	0.1%	17,961	-	1,007,903	0.2%	15,477	-	1,877,464	0.3%
Vehicle loans	(441,200)	(0.1)%	1,198,585	0.2%	(37,867)	-	1,566,637	0.2%	2,856	-	1,286,374	0.2%
Onlending BNDES/Finame	(13,807)	-	195,659	-	9,354	-	162,488	-	12,799	-	131,045	-
Other	(497,344)	(0.1)%	2,746	-	(597,774)	(0.1)%	3,192	-	(105,655)	-	10,165	-
Borrowings	(12,429,603)	(2.0)%	15,246,639	2.4%	(6,361,364)	(1.0)%	18,167,605	2.8%	(3,805,503)	(0.7)%	14,622,153	2.4%
Payroll-deductible loans	(3,160,207)	(0.5)%	3,216,407	0.5%	(2,742,140)	(0.4)%	3,740,507	0.6%	(1,495,829)	(0.3)%	3,519,212	0.6%
Personal credit	(4,977,668)	(0.8)%	5,018,321	0.8%	(1,992,238)	(0.3)%	7,994,590	1.2%	(1,759,679)	(0.3)%	5,497,219	0.9%
Rural loans	5,076	-	149,256	-	(216,028)	-	92,213	0.0%	(74,512)	-	95,289	0.0%
Other	(4,296,804)	(0.7)%	6,862,655	1.1%	(1,410,958)	(0.2)%	6,340,295	1.0%	(475,483)	(0.1)%	5,510,433	0.9%

132	– Form 20-F 2023 | Bradesco

As of December 31,	R$ in thousands, except %
	2023				2022				2021
	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers
Limit operations (1)	(9,530,135)	(1.5)%	12,965,010	2.1%	(3,295,552)	(0.5)%	12,412,213	1.9%	(3,338,737)	(0.6)%	6,714,955	1.1%
Credit card	(9,283,237)	(1.5)%	11,466,978	1.8%	(2,729,804)	(0.4)%	10,390,610	1.6%	(3,126,395)	(0.6)%	5,753,481	0.9%
Overdraft for corporates/Individuals	(246,898)	-	1,498,032	0.2%	(565,748)	(0.1)%	2,021,603	0.3%	(212,342)	0.0%	961,474	0.2%
Total	(35,729,176)	(5.6)%	53,661,810	8.5%	(12,883,278)	(2.0)%	59,213,997	9.0%	(8,933,543)	(1.6)%	40,800,985	6.6%

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

133	– Form 20-F 2023 | Bradesco

➢	Write-offs

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

Total deposits from foreign depositors are not material for the years ended December 31, 2023, 2022 and 2021.

➢	Uninsured deposits

For the years ending December 31, 2023, 2022 and 2021, the amount of uninsured deposits, which are not covered by the FGC, was R$409.7 billion, R$367.8 billion and R$322.9 billion, respectively.

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

The following table shows the values of the time deposits that exceed the FGC insured amount by maturity on December 31, 2023.

As of December 31, 2023	R$ in thousands
Time deposits exceeding the maximum insured

Maturity in 3 months or less	3,233,731,246
Maturity from 3 months to 6 months	2,458,128,203
Maturity from 6 months to 12 months	6,948,744,528
Maturity after 12 months	347,553,294,970
Total	360,193,898,947

134	– Form 20-F 2023 | Bradesco

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or “Nova Cidade de Deus”. Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see “Item 7.A. Major Shareholders”. For further information about our significant subsidiaries as of December 31, 2023, see Exhibit 8.1 to this annual report.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses, and our voting and ownership interest in each of them as of December 31, 2023. With the exception of Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information related to the consolidation of our significant subsidiaries, see Note 2.a to our consolidated financial statements in “Item 18. Financial Statements”.

Note: On March 11, 2024, the merger of Bradesco Asset into us was approved, in accordance with the provisions of article No. 227 of Law No. 6,404/76.

135	– Form 20-F 2023 | Bradesco

4.D. Property, Plant and Equipment

As of December 31, 2023, we owned 807 properties and leased 5,248 properties throughout Brazil and seven properties abroad, all of which we used in the operation of our branches and business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

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

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the foreign exchange rate at the end of each year and the average foreign exchange rate for the periods indicated:

	In R$, except %
	2023	2022	2021
Inflation (IPCA)	4.6%	5.8%	10.1%
Appreciation/(depreciation) of the real against the U.S. dollar	7.2%	6.5%	(7.4%)
Period-end exchange rate-US$1.00	4.8413	5.2177	5.5805
Average exchange rate-US$1.00 (1)	4.9953	5.1600	5.3980

(1) Average exchange rate.
Sources: FGV and the Central Bank of Brazil.

The following table shows GDP variation in real terms, average base interest rates and average interbank interest rates for the periods indicated:

	2023	2022	2021
Change in real GDP (1)	2.9%	3.0%	4.7%
Average base interest rates (2)	13.0%	12.4%	4.4%
Average interbank interest rates (3)	13.0%	12.4%	4.4%

(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year;
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with B3 methodology (ex-Clearing and Custody Chamber – “CETIP”) (based on nominal rates).
Sources: The Central Bank of Brazil, the Brazilian Geography and Statistics Institute and B3.

136	– Form 20-F 2023 | Bradesco

5.A.10.02 Effects of the global financial markets on our financial condition and operating results

2023 was marked by the continuity of monetary tightening in developed economies and, consequently, a slowdown in inflation. The process of deflation, however, has been uneven. On the one hand, industrial goods showed more intense decompression of inflation. On the other hand, the price of services was more resistant, as a result of economic activity and the labor market remaining resilient in most of these countries.

In the United States, accumulated inflation over 12 months slowed from 6.5% in December 2022 to 3.4% at the end of 2023. This was still above the inflation target of 2.0%. In the Euro Area, the deflation was more intense, decreasing from 9.2% to 2.9% in the same period, due to a more intense slowdown in the local economy.

Our expectation is that inflation will continue a gradual process of deceleration in 2024, allowing the central banks of these economies to start a cycle of interest rate cuts. However, even in view of lower interest rates, deflation will keep the real interest rates on a contractionary trajectory for a long period. This, along with the persistence of geopolitical risks on the global stage, points to a still challenging environment for emerging economies.

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

In 2023, our net interest income decreased by 21.1% compared to 2022, to R$55,082 million in 2023 from R$69,811 million in 2022, influenced by increased interest and similar expenses, reflecting the current scenario of higher interest rates, with emphasis on increased expenses with time deposits, Securities sold under agreements to repurchase, securities issued and insurance liabilities.

137	– Form 20-F 2023 | Bradesco

The following tables show our foreign currency denominated or indexed assets and liabilities as of the dates indicated:

As of December 31,	R$ in thousands
	2023	2022	2021
Assets
Cash and balances with banks	5,754,226	8,478,739	7,810,562
Financial assets at fair value through profit or loss	11,402,529	11,829,562	12,803,981
Financial assets at fair value through other comprehensive income	12,527,248	23,029,523	22,437,998
Financial assets at amortized cost	844,012	452,949	166,888
Loans and advances to financial institutions, net of provision for expected losses	3,623,146	880,857	2,234,018
Loans and advances to customers, net of provision for expected losses	36,164,900	41,716,795	42,813,511
Property and equipment	86,089	62,245	30,511
Intangible assets and goodwill, net	53,397	36,197	36,860
Taxes to be offset	331,235	145,584	90,498
Current income and other tax assets	185,108	206,188	4,431
Other assets	21,149,882	28,697,563	28,649,930
Total assets	92,121,772	115,536,202	117,079,188
Off-balance sheet accounts – notional value
Derivatives
Futures	10,470,069	8,701,823	43,799,666
Forward	33,955,881	27,777,248	43,885,785
Options	1,498,591	953,501	4,668,221
Swap	39,455,258	38,259,798	48,615,735
Total assets including derivatives (a)	177,501,571	191,228,572	258,048,595

As of December 31,	R$ in thousands
	2023	2022	2021
Liabilities
Deposits from banks	24,096,631	23,623,611	36,018,086
Deposits from customers	34,301,273	39,083,142	49,306,468
Financial liabilities at fair value through profit or loss	2,084,560	2,685,374	4,159,438
Securities issued	7,368,531	12,389,132	10,985,645
Subordinated debt	-	-	6,247,289
Insurance contracts liabilities	17,444	14,730	11,365
Other reserves	148,564	108,008	214,992
Current income tax liabilities	40,257	8,892	18,615
Deferred income tax assets	56,300	68,231	157,898
Other liabilities	15,298,158	18,308,497	14,937,015
Total liabilities	83,411,718	96,289,617	122,056,811
Off-balance sheet accounts – notional value
Derivatives
Futures	39,459,745	40,518,873	50,985,347
Forward	27,988,676	23,885,594	40,109,947
Options	2,164,645	1,531,743	3,287,469
Swap	32,201,517	33,221,629	42,861,624
Total liabilities including derivative (b)	185,226,301	195,447,456	259,301,197
Net exposure (a-b)	(7,724,730)	(4,218,884)	(1,252,602)

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency fluctuations on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2.d (iii) and 7 to our consolidated financial statements in “Item 18. Financial Statements”.

Our net exposure in relation to our net assets amounted to 4.6% as of December 31, 2023, 2.6% as of December 31, 2022 and 0.8% as of December 31, 2021.

138	– Form 20-F 2023 | Bradesco

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

The following table shows the amount of income tax paid in 2023 and 2022 by each tax jurisdiction in which we operate overseas.

Country	R$ in thousands
	2023	2022
USA	120,602	13,273
Mexico	13,156	56,278
Cayman Islands	344,642	131,819
Luxembourg	3,313	7,109
Other	-	175
Total	481,713	208,654

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

139	– Form 20-F 2023 | Bradesco

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

5.A.20.01 Results of operations for the year ended December 31, 2023, compared with the year ended December 31, 2022

In 2023, we adopted IFRS 17 as a replacement for IFRS 4. The date of transition was January 1, 2022. As a result, the financial statements for the years ended December 31, 2023 and 2022 were both prepared under IFRS 17. For more information on the adoption of IFRS 17, see note 3 of our consolidated financial statements in “Item 18 Financial Statements”.

The following tables set out the principal components of our net income for 2023 and 2022, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %

	2023	2022	% change

Interest and similar income	211,458,474	200,613,185	5.4%
Interest and similar expenses	(156,376,055)	(130,801,913)	19.6%
Net interest income	55,082,419	69,811,272	(21.1)%
Fee and commission income	26,956,763	27,124,120	(0.6)%
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	10,895,796	819,355	1,229.8%
Net gains/(losses) on financial assets at fair value through other comprehensive income	1,841,022	2,663,816	(30.9)%
Net gains/(losses) on foreign currency transactions	262,501	1,816,918	(85.6)%
Gross profit from insurance and pension plans	5,235,711	4,032,326	29.8%
- Insurance and pension income	51,252,827	44,245,342	15.8%
- Insurance and pension expenses	(46,017,116)	(40,213,016)	14.4%
Other operating income	18,235,030	9,332,415	95.4%
Expected loss on loans and advances	(30,176,989)	(26,346,068)	14.5%
Expected loss on other financial assets	(1,940,035)	2,579,233	-
Personnel expenses	(20,814,458)	(19,889,052)	4.7%
Other administrative expenses	(16,286,260)	(16,574,610)	(1.7)%
Depreciation and amortization	(6,025,244)	(5,306,442)	13.5%
Other operating income/(expenses)	(16,924,556)	(17,465,184)	(3.1)%
Other operating expense	(92,167,542)	(83,002,123)	11.0%
Income before income taxes and share of profit of associates and joint ventures	8,106,670	23,265,684	(65.2)%
Share of profit of associates and joint ventures	2,101,681	1,355,926	55.0%
Income before income taxes	10,208,351	24,621,610	(58.5)%
Income tax benefit / (expense)	4,294,414	(3,164,840)	-
Net income	14,502,765	21,456,770	(32.4)%

140	– Form 20-F 2023 | Bradesco

Segment	R$ in thousands, except %
	As of and for the year ended December 31,
	Banking (A)			Insurance, Pension Plans and Capitalization Bonds (B)
	2023	2022	% change	2023	2022	% change
Revenue from financial intermediation	164,122,043	151,198,428	8.5%	39,941,507	36,250,128	10.2%
Expenses from financial intermediation	(97,495,630)	(81,330,918)	19.9%	(32,892,243)	(29,163,334)	12.8%
Financial margin	66,626,413	69,867,510	(4.6)%	7,049,264	7,086,794	(0.5)%
Expected Credit Loss Associated with Credit Risk expense	(37,110,675)	(31,525,873)	17.7%	-	-	-
Gross income from financial intermediation	29,515,738	38,341,637	(23.0)%	7,049,264	7,086,794	(0.5)%
Other income from insurance, pension plans and capitalization bonds	-	-	-	9,800,620	7,425,337	32.0%
Fee and commission income and income from banking fees	34,269,254	33,802,362	1.4%	1,164,685	1,701,005	(31.5)%
Personnel expenses	(21,256,640)	(20,321,773)	4.6%	(2,651,786)	(2,377,250)	11.5%
Other administrative expenses	(20,866,134)	(20,949,621)	(0.4)%	(2,065,805)	(1,635,857)	26.3%
Tax expenses	(6,582,213)	(6,880,656)	(4.3)%	(1,436,686)	(1,188,335)	20.9%
Share of profit (loss) of associates and jointly controlled companies	151,414	107,424	40.9%	421,723	125,038	237.3%
IR/CSI and Other operating income/expenses	(9,198,676)	(10,144,532)	(9.3)%	(3,468,750)	(4,621,808)	(24.9)%
Net income	6,032,743	13,954,841	(56.8)%	8,813,265	6,514,924	35.3%

	As of and for the year ended December 31,
	2023			2022
	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2023 (A+B+C)	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2022 (A+B+C)
Revenue from financial intermediation	204,063,550	20,394,243	224,457,793	187,448,556	18,464,718	205,913,274
Expenses from financial intermediation	(130,387,873)	(25,988,182)	(156,376,055)	(110,494,252)	(20,307,661)	(130,801,913)
Financial margin	73,675,677	(5,593,939)	68,081,738	76,954,304	(1,842,943)	75,111,361
Expected Credit Loss Associated with Credit Risk expense	(37,110,675)	4,993,651	(32,117,024)	(31,525,873)	7,759,038	(23,766,835)
Gross income from financial intermediation	36,565,002	(600,288)	35,964,714	45,428,431	5,916,095	51,344,526
Other income from insurance, pension plans and capitalization bonds	9,800,620	(3,756,180)	6,044,440	7,425,337	(2,535,277)	4,890,060
Fee and commission income and income from banking fees	35,433,939	(8,477,176)	26,956,763	35,503,367	(8,379,247)	27,124,120
Personnel expenses	(23,908,426)	3,093,968	(20,814,458)	(22,699,023)	2,809,971	(19,889,052)
Other administrative expenses	(22,931,939)	620,435	(22,311,504)	(22,585,478)	704,426	(21,881,052)
Tax expenses	(8,018,899)	675,050	(7,343,849)	(8,068,991)	503,308	(7,565,683)
Share of profit (loss) of associates and jointly controlled companies	573,137	1,528,544	2,101,681	232,462	1,123,464	1,355,926
IR/CSI and Other operating income/expenses	(12,667,426)	6,572,404	(6,095,022)	(14,766,340)	844,265	(13,922,075)
Net income	14,846,008	(343,243)	14,502,765	20,469,765	987,005	21,456,770

141	– Form 20-F 2023 | Bradesco

The following are explanations of material changes to the material line items of our income statement prepared in accordance with IFRS:

➢	Interest and similar income

Our interest and similar income increased by R$10,845 million, or 5.4%, in 2023 compared to 2022, due to the growth in the average volume of interest-bearing assets, which had a positive impact on our revenues of R$14,837 million, being partially offset by the reduction in the rates of our interest yielding assets, reflecting the decrease in the SELIC rate from 13.75% in 2022 to 11.75% in 2023, in addition to the changes in other economic-financial indices, such as inflation, which decreased our revenues by R$3,992 million.

➢	Interest and similar expenses

Our interest and similar expenses in 2023 increased by R$25,574 million, or 19.6%, compared to 2022, due to the increase in the average volume of funding, which increased expenses by R$12,381 million and, in addition, there was an increase in the average interest rate paid, increasing our interest and similar expenses by R$13,193 million, a significant component of which related to time deposits whose interest and similar expenses increased by R$7,633.

➢	Fee and commission income

Our net fee and commission income decreased by R$167 million, or 0.6%, in 2023 compared to 2022, reflecting the decrease in revenues with: (i) checking accounts (a decrease of R$678 million or 8.8%); (ii) collection and revenues (a decrease of R$144 million or 6.3%); and custody and brokerage (a decrease of R$86 million or 6.5%), all these reductions are influenced by our portfolio adjustment strategy, which includes products exempt from fees to align with market trends and customer demand for more accessible services, in addition to being part of the strategy to attract and retain customers, being partially offset by increased revenues from: (i) credit cards (an increase of R$381 million or 4.2%), reflecting the increase in the number of transactions carried out; (ii) fund management fees (an increase of R$228 million or 18.2%); and (iii) capital market/financial advisory services (an increase of R$190 million or 18.4%).

➢	Net gains (losses) on financial assets and liabilities at fair value through profit or loss

Our net gains from financial assets and liabilities at fair value through profit or loss, increased by R$10,076 million, reaching the amount of R$10,896 million in 2023 compared to R$819 million in 2022, due to the higher result from investments in securities primarily: (i) fixed income, totaling a gain of R$7,307 million in 2023, compared to a loss of R$1,195 million in 2022, due to the increase of R$72,048 million, or 34.2%, in investments Brazilian government bonds in 2023; and (ii) equity totaling a gain of R$1,555 million in 2023, compared to a loss of R$177 million in 2022.

➢	Gross profit from insurance and pension plans

Our gross profit from insurance and pension plans for 2023 increased by R$1,203 million, or 29.8%, compared to 2022, due to the increase in insurance and pension income (an increase of R$7,007 million or +15.8%), with consequent movement of premiums issued and increased contribution from pension plans ( including VGBL) partially offset by the increase in insurance and pension expenses (an increase of R$4,881 million or +14.4%).

➢	Expected loss on loans and advances

Our expense with expected loss on loans and advances for 2023 increased by R$3,831 million, or 14.5%, compared to 2022, driven by higher expected loss for the wholesale segment, being partially offset by a decrease in retail expenses.

142	– Form 20-F 2023 | Bradesco

The following table shows changes in our expected losses on loans and advances, expenses with losses of loans and advances, amounts recovered and charge-offs for the years of 2023 and 2022, as well as our ratio of expenses with losses to the average balances of loans and advances to customers(shown as a percentage of the average balance of loans and advances to customers), in all cases based on Note 11.d (Consolidated – All stages) of our consolidated financial statements prepared in accordance with IFRS in “Item 18. Financial Statements”.

	R$ in thousands, except %
	2023	2022	% change
Balance at the beginning of the period	59,213,997	46,182,342	28.2%
Expected credit loss for loans and advances (1) (2)	34,849,384	31,785,829	9.6%
Loan charge-offs	(40,401,571)	(18,754,174)	115.4%
Expected credit losses for loans and advances at the end of the year	53,661,810	59,213,997	(9.4)%
Ratio of expected credit losses for loans and advances to average loans and advances to customers	5.5%	5.0%

(1) It includes expected losses on loan commitments and financial guarantees provided; and

(2) Does not include Revenue from credit recovery in the amount of R$4,673 million in 2023 (R$5,871 million in 2022) that in the BR GAAP are allocated in Other Operating Income, while in the IFRS they are allocated in Expected Loss on Loans and Advances.

Our expected loss on loans and advances for the year ended December 31, 2023 increased by 14.5%, reflecting the prevailing economic conditions (inflation and volatility in interest rates) during this credit cycle and higher expenses with clients in the wholesale segment. We note that our expected loss expenses continue to be concentrated in older cohorts, while more recent credit cohorts show positive performance, since it is a concession policy focused on lower-risk operations and, consequently, lower expected loss expenses, in line with the new strategies implemented. Our level of credit losses, net of recoveries, reached 5.6% of the average balance of loans and advances to clients in 2023 (compared to 2.0% in 2022). For further information about our level of credit losses, net of recoveries, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.06 Expected credit Losses on loans and advances”.

We had a provision for expected losses on loans and advances to customers of R$53,662 million as of December 31, 2023, reaching a coverage ratio of loans over 90 days past due of 164.6% as of December 31, 2023 (209.4% as of December 31, 2022), and a coverage ratio of loans over 60 days past due of 140.3% as of December 31, 2023 (172.8% as of December 31, 2022). We calculate our coverage ratio of loans over 60 days and 90 days past due by dividing the total balance of expected credit losses for loans and advances to customers by the balance of loans and advances to customers more than 60 days overdue and more than 90 days overdue, respectively.

Our portfolio of loans and advances to customers decreased by 4.1%, to R$629,687 million as of December 31, 2023 from R$656,867 million as of December 31, 2022, reflecting the decrease in lending  to corporate customers that decreased by 10.0% compared to December 31, 2022, with emphasis on the decrease of 12.5% in loans (including working capital, rural credit and others) and 6.2% in financing and transfers (including import/export financing, real estate, vehicles, BNDES/Finame transfers and Leasing). Loans to individuals presented an increase of 0.7% compared to December 31, 2022, with a growth of 1.4% in financing and transfers (including real estate and vehicle financing, BNDES/Finame transfers and others) and a 1.8% growth in loans with limits (includes credit card and overdraft). The individual segment reflects the quality of the newly selected cohorts of clients, characterized by the concession of products with lower risk profiles, who are inclined to make timely payments, resulting in a volume of overdue entries that is lower than in previous years.

➢	Expected loss on other financial assets

Our expense with expected loss on other financial assets for 2023 increased by R$4,519 million compared to 2022, driven by higher expected loss on financial assets at amortized cost in 2023, due to the growth of expenses from newly originated/purchased assets. In 2022, the reversals of expected loss on financial assets reflected the reassessment of amounts to be received from some specific large corporate clients.

143	– Form 20-F 2023 | Bradesco

➢	Personnel expenses

Our personnel expenses for 2023 increased by R$925 million, or 4.7%, compared to 2022, as a result of increased expenses with payroll and social security charges of 6.5% and benefits of 5.3%, reflecting the collective bargaining agreement that takes effect from September of each year, with a 4.58% increase in salaries and benefits agreed in 2023 (8% in salaries and 10% in benefits in 2022).

➢	Other Administrative Expenses

Our other administrative expenses for 2023 decreased by R$288 million, or 1.7%, compared to 2022, reflecting our control of expenses and focus on operational efficiency.

➢	Income tax and social contribution

The following table reflects, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2023	2022
Income before incomes taxes	10,208,351	24,621,610
Total burden of income tax and social contribution at the current rates	(4,593,758)	(11,079,725)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	945,756	610,167
Interest on shareholders’ equity	5,089,859	4,577,308
Other amounts (1)	2,852,557	2,727,410
Income tax benefit / (expense)	4,294,414	(3,164,840)
Effective rate	(42.1)%	12.9%

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

The variation in our income tax and social contribution is largely related to the decrease in income before income tax and social contribution (taxable base), in addition to the higher amount of the JCP (Interest on Shareholders’ Equity) benefit. For more information on Income tax and social contribution, see Note 37 of our Consolidated Financial Statements in “Item 18. Financial Statements”.

➢	Net Income

As a result of the above, our net income, decreased by 32.4%, to R$14,503 million for the year ended December 31, 2023 from R$21,457 million for the year ended December 31, 2022.

See “FORM 20-F 2022 - Item 5.A. Operating Income – 5.A.20 Results by operational segment” of our annual report for the year ended December 31, 2022 for a comparative discussion of our operating results for the years ended December 31, 2022 and 2021.

144	– Form 20-F 2023 | Bradesco

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

The following table shows, by segment, how much of the variation in our financial margin was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2023 and 2022:

	R$ in thousands
	Banking	Insurance, pension and capitalization bonds
	2023/2022
	Increase/(decrease)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	6,295,058	647,651
Due to changes in average interest rates	(26,018,415)	688,982
Due to Brazilian real appreciation/depreciation	410,194	(835)
Non-interest gains / losses	16,072,066	(1,373,328)
Net change	(3,241,097)	(37,530)
➢	Banking

The 4.6% decrease in financial margin is related to higher expenses with financial intermediation, as a result of higher-cost funding (time deposits, securities sold under agreements to repurchase and securities issued) that negatively impacted our result by R$26,018 million. This reduction was partially offset by the increase in the average volume of our portfolio that contributed positively with R$6,295 million, driven by the growth of 6.0% in average credit assets. The variation in non-interest gains/losses is mainly related to the result obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as shares and investment fund quotas.

➢	Insurance, pension plans and capitalization bonds

The decrease of 0.5% in net interest income is related to the behavior of the economic and financial indexes that impacted the performance of financial investments, especially investments linked to the IGP-M, IPCA and SELIC/CDI, as well as the updating of technical provisions.

145	– Form 20-F 2023 | Bradesco

a) Revenue from financial intermediation

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets, interest and similar income earned and the average interest rates in 2023 and 2022:

As of and for the year ended December 31,	R$ in thousands, except %
	2023			2022
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest and similar expenses
Financial assets at fair value through profit or loss	329,916,678	28,363,663	8.6%	301,726,823	29,224,224	9.7%
Financial assets at fair value through other comprehensive income	200,721,638	16,906,668	8.4%	189,558,234	29,301,725	15.5%
Financial assets at amortized cost	184,953,791	25,277,210	13.7%	201,308,067	15,526,536	7.7%
Loans and advances to banks	150,828,467	28,323,764	18.8%	90,524,207	17,154,023	18.9%
Loans and advances to customers	636,390,316	102,617,786	16.0%	637,990,069	101,166,625	15.9%
Compulsory deposits with the Central Bank	95,234,018	9,943,391	10.4%	86,303,673	8,224,712	9.5%
Other interest-earning assets	101,068	25,992	-	105,48	15,34	-
Total Interest and similar expenses	1,598,145,976	211,458,474	13.2%	1,507,516,553	200,613,185	13.3%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2023	2022	% change	2023	2022	% change
Average balance of interest earning assets
Financial assets held for trading	82,860,211	87,703,923	(5.5)%	269,126,651	233,613,385	15,2%
Financial assets available for sale	253,431,809	256,544,254	(1.2)%	29,105,853	46,153,366	(36,9)%
Investments held to maturity	44,520,699	48,541,823	(8.3)%	57,014,972	44,434,776	28,3%
Loans and advances to banks	191,337,263	118,196,720	61.9%	-	-	-
Loans and advances to customers	619,873,661	584,585,027	6.0%	-	-	-
Compulsory deposits with the Central Bank	108,423,116	94,416,647	14.8%	-	-	-
Other interest-earning assets	236,873	362,214	(34.6)%	-	-	-
Total	1,300,683,632	1,190,350,607	9.3%	355,247,476	324,201,527	9.6%
Average rate earned	14.4%	14.5%		11.3%	10.8%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, the variation in our revenue from financial intermediation that was attributable to changes in the average volume of interest-earning assets; the changes attributable to average interest rates and the variation attributable to the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing 2023 and 2022:

	Banking	Insurance, pension and capitalization bonds
	2023/2022
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	16,673,312	3,797,388
Due to changes in average interest rates	(2,170,466)	1,268,154
Due to Brazilian real appreciation/depreciation	299,371	(835)
Non-interest gains / losses	(1,878,603)	(1,373,328)
Net change	12,923,615	3,691,379

146	– Form 20-F 2023 | Bradesco

➢	Banking

The R$12,924 million or 8.5% increase in revenue from financial intermediation for the year ended December 31, 2023, when compared to the same period in 2022, is a reflection of the growth in the average volume of our business, which contributed positively to our revenues with R$16,673 million, reflecting the increase in our lending and advances to financial institutions and customers. The average rates on our interest-yielding assets were influenced by decrease in the SELIC rate to 11.75% in 2023 from 13.75% in 2022, reducing our revenues by R$2,170 million.

Revenue from financial intermediation from loans and advances to clients totaled R$100,707 million for the year ended December 31, 2023, a decrease of 1.7% compared to the same period in 2022. This reflects the decrease in the average interest rates practiced in Brazil (SELIC), which decreased our revenues by R$7,775 million, being partially offset by the growth of 6.0% in the average balance of these assets, contributing with R$5,982 million to our revenues. Our loans and advances to Individuals increased by 1.2% for the year ended December 31, 2023, due to increases in: housing loans, which increased by 5.5%, payroll – deductible loans, which increased by 3.0%, and credit cards, which increased by 2.8%.

Revenue from financial intermediation from investments held to maturity totaled R$3,266 million for the year ended December 31, 2023, a 9.2% decrease compared to the same period in 2022. This decrease is primarily related to the 8.3% decrease in the average volume of these assets, negatively impacting our income by R$295 million.

Revenue from financial intermediation from compulsory deposits with the Central Bank of Brazil totaled R$9,943 million for the year ended December 31, 2023, an increase of 20.9% compared to the same period in 2022. This increase is primarily related to the increase of 14.8% in the average volume of these assets, which contributed positively to our income with R$1,268 million.

Revenues from loans and advances to financial institutions totaled R$28,156 million for the year ended December 31, 2023, an increase of 69.4% compared to the same period in 2022. This is primarily related to a 61.9% increase in the average volume of these assets, which contributed positively to our revenues with R$10,729 million.

Revenue from financial intermediation from financial assets available for sale totaled R$32,205 million for the year ended December 31, 2023, a 4.7% increase compared to the same period in 2022. This increase is primarily related to the increase in average interest rates practiced in Brazil (SELIC) which increased our revenues by R$1,821 million.

Revenue from financial intermediation from financial assets for trading totaled R$13,068 million for the year ended December 31, 2023, a 20.4% increase compared to the same period in 2022. This increase is related to the increase in average interest rates which contributed positively to our revenues with R$2,841 million.

The non-interest gains/losses is mainly related to the result obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as shares and investment fund quotas.

➢	Insurance, pension plans and capitalization bonds

The R$3,691 million, or 10.2% increase in financial intermediation revenues was largely due to a 20.6% increase in revenues from financial assets for trading, due to an increase of 15.2% in the average volume of these assets, contributing to our revenues with R$4,032 million.

147	– Form 20-F 2023 | Bradesco

b) Expenses from financial intermediation

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities, the interest and similar expenses, and the average interest rates on them in 2023 and 2022:

As of and for the year ended December 31,	R$ in thousands, except %
	2023			2022
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest and similar expenses
Savings deposits	129,189,256	9,017,597	7.0%	134,746,815	9,351,219	6.9%
Time deposits (1)	424,465,761	44,206,372	10.4%	384,395,799	32,936,814	8.6%
Securities sold under agreements to repurchase	252,162,308	31,529,801	12.5%	226,392,715	26,140,363	11.5%
Borrowing and on-lending	50,430,934	5,834,892	11.6%	58,398,920	5,182,646	8.9%
Securities issued	231,100,602	25,887,914	11.2%	193,743,029	21,274,753	11.0%
Subordinated debt	49,562,546	7,007,236	14.1%	53,270,623	7,262,125	13.6%
Insurance contracts liabilities	341,187,944	32,892,243	9.6%	308,418,498	28,653,993	9.5%
Total Interest and similar expenses	1,478,099,351	156,376,055	10.6%	1,359,366,399	130,801,913	9.7%

(1) Includes interbank deposits.

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2023	2022	% change	2023	2022	% change
Average balance of interest bearing liabilities
Savings deposits	129,189,163	134,217,667	(3.7)%	-	-	-
Time deposits	426,323,429	382,878,636	11.3%	-	-	-
Securities sold under agreements to repurchase	285,307,020	256,128,397	11.4%	-	-	-
Borrowing and on-lending	48,924,101	58,211,143	(16.0)%	-	-	-
Securities issued	246,086,425	205,701,883	19.6%	-	-	-
Subordinated debt	49,562,546	53,922,018	(8.1)%	-	-	-
Technical provisions for insurance, pension plans and capitalization bonds	-	-	-	341,187,944	308,418,498	10.6%
Total	1,185,392,684	1,091,059,745	8.6%	341,187,944	308,418,498	10.6%
Average interest rate	11.8%	9.7%		9.6%	9.5%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, the variation in our expenses from financial intermediation that was attributable to changes in the average volume of interest-bearing liabilities, the changes attributable to average interest rates and the variation attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing 2023 to 2022:

	Banking	Insurance, pension and capitalization bonds
	2023/2022
	Increase/(decrease)
Due to changes in average volume of interest-bearing liabilities	10,378,254	3,149,737
Due to changes in average interest rates	23,847,949	579,172
Due to Brazilian real appreciation/depreciation	(110,823)	-
Non-interest gains / losses	(17,950,669)	-
Net change	16,164,712	3,728,909

148	– Form 20-F 2023 | Bradesco

➢  Banking

The increase of 19.9% in financial intermediation expenses for the year ended December 31, 2023, compared to the same period in 2022, is related to the increase of higher-cost funding, which increased our expenses by R$23,848 million, with emphasis on higher expenses related to: (i) securities issuances, (ii) time deposits, (iii) subordinated debts, and (iv) securities sold under agreements to repurchase, in addition to the increase in the average volume of our business, which increased our expenses by R$10,378 million.

The decrease in non-interest gains/losses is mainly related to the result obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as shares and investment fund quotas.

➢  Insurance, pension plans and capitalization bonds

The increase of 12.8% in financial intermediation expenses is related to growth in the average volume of our business, which increased our expenses by R$3,150 million for the year ended December 31, 2023, compared to the same period in 2022, in addition to the financial-economic indexes, primarily the Market General Price Index (IGP-M) and the Extended National Consumer Price Index (IPCA), to which a large part of our assets and liabilities are indexed, which impacted the remeasurement of the technical provisions, increasing our expenses by R$579 million.

5.A.20.01-02 Fee and commission income and income from banking fees, other income from insurance, pension plans and capitalization bonds, share of profit (loss) of associates and jointly controlled companies and other operating income

The following table shows on a consolidated basis and by segment, the principal components of our non-interest income for 2023 and 2022:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2023	2022	% change
Fee and commission income	26,956,763	27,124,120	(0.6)%
Net profit from insurance and pension plans	5,235,711	4,032,326	29.8%
Share of profit of associates and joint ventures	2,101,681	1,355,926	55.0%
Other operating income	25,414,951	25,948,057	(2.1)%
Total	59,709,106	58,460,429	2.1%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2023	2022	% change	2023	2022	% change
Fee and commission income and income from banking fees	34,269,254	33,802,362	1.4%	1,164,685	1,701,005	(31.5)%
Other income from insurance, pension plans and capitalization bonds	-	-	-	9,800,620	7,425,337	32.0%
Share of profit (loss) of associates and jointly controlled companies	151,414	107,424	40.9%	421,723	125,038	237.3%
Other operating income	14,928,169	16,177,991	(7.7)%	5,350,331	3,270,015	63.6%
Total	49,348,837	50,087,777	(1.5)%	16,737,359	12,521,395	33.7%

149	– Form 20-F 2023 | Bradesco

➢	Banking
•	Fee and Commission Income: The increase is due to the 5.2% increase in card revenues, reflecting the 6.8% increase in the total payment volume and higher interchange fees in the period, reflecting our strategy of focusing on portfolios with lower risk, especially high-income products that increased by 10 percentage points compared to 2022.
•	Other operating income: mainly higher income related to inflation indexation of judicial deposits and other income.

➢	Insurance, pension plans and capitalization bonds
•	Other income from insurance, pension plans and capitalization bonds: The Increase of 32.0% is related to the increase of 12% in revenues, totaling R$106.6 billion in 2023 (R$95.4 billion in 2022), due to a higher revenue in the following products: (i) Health (R$6,304 million or +17.8%); and (ii) Life and Pension Pans (R$4,241 million or +9.4%).The claims ratio (retained claims/premiums earned) totaling 80.3% in 2023 (80.2% in 2022).

➢  Main difference between balances by segment and consolidated balances

In 2023, we adopted IFRS 17 as a replacement for IFRS 4. IFRS 17 applies to insurance and reinsurance contracts maintained as of January 1, 2023. As a result, the information from 2022 has been reclassified to ensure comparability. For more information on the adoption of IFRS 17, see note 3 of our consolidated financial statements in “Item 18 Financial Statements”. We highlight that the information presented by segment is prepared in accordance with BRGAAP. Therefore, it does not reflect the adoption of IFRS17, which applies only to our consolidated financial information prepared in accordance with IFRS.

In addition to the explanations above, we highlight below the main difference between our non-interest income by segment (based on BR GAAP) and our consolidated non-interest income (IFRS) for the year ended December 31, 2023:

•	Non-interest income: The difference in our interest income prepared in accordance with BR GAAP compared to IFRS (R$6,377 million in 2023 | R$4,149 million in 2022) is mainly due to the difference in the calculation basis of the effective interest rates according to IFRS compared to BRGAAP. In addition to overall adjustments, originating from proportionally consolidated companies and the “non-consolidation” of exclusive funds.

150	– Form 20-F 2023 | Bradesco

5.A.20.01-03 Personnel expenses, other administrative expenses and other operating expenses

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expenses for 2023 and 2022:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2023	2022	% change
Personnel expenses	(20,814,458)	(19,889,052)	4.7%
Other administrative expenses	(16,286,260)	(16,574,610)	(1.7)%
Accumulated depreciation and amortization	(6,025,244)	(5,306,442)	13.5%
Other operating expenses	(42,339,507)	(43,413,241)	(2.5)%
Total	(85,465,469)	(85,183,345)	0.3%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2023	2022	% change	2023	2022	% change
Personnel expenses	(21,256,640)	(20,321,773)	4.6%	(2,651,786)	(2,377,250)	11.5%
Other administrative expenses	(20,866,134)	(20,949,621)	(0.4)%	(2,065,805)	(1,635,857)	26.3%
Other operating expenses	(36,861,612)	(31,090,375)	18.6%	(4,677,658)	(4,831,301)	(3.2)%
Total	(78,984,386)	(72,361,769)	22.8%	(9,395,249)	(8,844,408)	34.7%

➢	Banking
•	Personnel expenses: increased expenses with: payroll, social charges and benefits, reflecting the collective bargaining agreement that effect from September of each year, with a 4.58% increase in salaries and benefits agreed in 2023 (8% in salaries and 10% in benefits in 2022).
•	Other operating expenses: mainly higher expenses with civil and tax contingencies.

We highlight that our administrative expenses have decreased due to continuous optimization in our service network to provide the best customer experience and drive business creation in an agile and assertive way.

➢	Insurance, pension plans and capitalization bonds
•	Other administrative expenses: increase due to higher depreciation and amortization expenses, reflecting software acquisitions and machine renewals; and third-party services, driven by increased demand for specialized technical services.

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

151	– Form 20-F 2023 | Bradesco

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

5.B.20 Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. We believe that the components of our Liquidity Coverage Ratio and Net Stable Funding Ratio (LCR and NSFR, respectively) are in line with best market practices as well as Basel III requirements. As of December 31, 2023, the LCR and NSFR indicators were 191.6% and 126.7%, respectively. For further information on Basel III, see “Item 5.B.40 Capital Compliance – Basel III”.

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

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•	demand, savings, and time deposits, as well as interbank deposits, representing 35.4% of the average balance of liabilities in 2023, compared to 35.7% in 2022 and 36.7% in 2021; and
•	Securities sold under agreements to repurchase, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies, representing 34.4% of the average balance of liabilities for 2023, compared to 33.2% in 2022 and 31.8% in 2021.

Our capital markets operations are a source of funding through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

152	– Form 20-F 2023 | Bradesco

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

The following table shows the average balance and average interest rates of our liabilities (interest-bearing and non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2023			2022			2021
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest-bearing liabilities
Savings deposits	129,189,256	7.6%	7.0%	134,746,815	8.4%	6.9%	136,684,040	9.1%	3.1%
Time deposits	424,465,761	25.0%	10.4%	384,395,799	24.0%	8.6%	363,805,673	24.2%	3.1%
Securities sold under agreements to repurchase	252,162,308	14.9%	12.5%	226,392,715	14.1%	11.5%	230,801,644	15.3%	5.4%
Borrowing and on-lending	50,430,934	3.0%	11.6%	58,398,920	3.6%	8.9%	53,530,617	3.6%	6.3%
Securities issued	231,100,602	13.6%	11.2%	193,743,029	12.1%	11.0%	145,415,334	9.7%	5.1%
Subordinated debt	49,562,546	2.9%	14.1%	53,270,623	3.3%	13.6%	49,187,639	3.3%	6.4%
Insurance contract liabilities	341,187,944	20.1%	9.6%	308,418,498	19.2%	9.5%	287,875,420	19.1%	4.6%
Total interest-bearing liabilities	1,478,099,351	87.1%	10.6%	1,359,366,399	84.8%	9.7%	1,267,300,367	84.2%	4.3%
Non-interest-bearing liabilities
Demand deposits	46,551,331	2.7%	-	52,225,220	3.3%	-	52,046,617	3.5%	-
Other non-interest-bearing liabilities	173,069,018	10.2%	-	190,626,514	11.9%	-	186,000,708	12.4%	-
Total non-interest-bearing liabilities	219,620,349	12.9%	-	242,851,734	15.2%	-	238,047,325	15.8%	-
Total liabilities	1,697,719,700	100.0%	-	1,602,218,133	100.0%	-	1,505,347,692	100.0%	-

153	– Form 20-F 2023 | Bradesco

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2023	2022	2021
Savings deposits	131,003,553	134,624,479	139,341,042
Time deposits	443,651,638	400,728,812	378,427,161
Securities sold under agreements to repurchase	272,404,788	222,694,031	222,574,700
Borrowings and on-lendings	47,159,918	56,513,313	50,270,853
Securities issued	244,966,258	222,257,328	166,228,542
Subordinated debt	50,337,854	52,241,332	54,451,077
Insurance contracts liabilities	344,792,222	304,755,965	286,386,634
Total interest-bearing liabilities	1,534,316,231	1,393,815,260	1,297,680,009
Demand deposits	51,137,566	58,069,609	58,121,774
Other non-interest-bearing liabilities	175,055,328	180,393,086	169,541,703
Total non-interest-bearing liabilities	226,192,894	238,462,695	227,663,477
Total liabilities	1,760,509,125	1,632,277,955	1,525,343,486

Total deposits	625,792,757	593,422,900	575,889,977

5.B.20.01 Deposits

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2023, our deposits totaled R$625.8 billion, representing 35.5% of our total liabilities.

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

5.B.20.02 Securities sold under agreements to repurchase

Securities sold under agreements to repurchase consist mainly of funding we obtained from banks in the market by selling securities with agreements to repurchase.

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

154	– Form 20-F 2023 | Bradesco

The following table summarizes our funding with repurchase agreements for the periods indicated:

As of December 31,	R$ in thousands, except %
	2023	2022	2021
Securities sold under agreements to repurchase
Amount outstanding on December 31	272,404,788	222,694,031	222,574,700
Maximum amount outstanding during the period	272,404,788	254,709,675	239,254,810
Weighted average interest rate at period end	11.0%	12.6%	7.6%
Average amount during the period (1)	252,162,308	226,392,715	230,801,644
Weighted average interest rate during the period (1)	12.5%	11.5%	5.4%

(1) We calculated the average balances using the end-of-month account balances.

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

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credit to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD, and the Inter-American Development Bank or IDB), being the principal providers of these funds. The loan criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds. For more information on our onlending transactions, see “Item 4.B Business Overview – 4.B.30.01-02.02 Loans and advances to clients”.

5.B.20.04 Funds from securities issued

Funds obtained from our issued securities originate mainly from the following operations:

➢  Financial notes: fixed income securities issued by us with the purpose of raising funds from individuals and legal entities in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with a shorter period of maturity. They are divided into two modalities:

•	Simple: consists of the promise of payment in nominative, transferable cash. In this way, it can be negotiated on the secondary market; and
•	Subordinated: with an initial investment and longer deadlines than the simple modality, it is used to reinforce our capital and, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment. It is therefore recommended for Qualified Investors.

155	– Form 20-F 2023 | Bradesco

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

The following table presents a summary of our resources of issuing of securities on the dates indicated:
As of December 31,	R$ in thousands
	2023	2022	2021
Securities issued
Financial bills	105,426,827	93,772,038	79,752,267
Real estate credit notes	52,115,729	51,258,545	41,461,933
Agribusiness notes	40,062,692	31,176,213	17,300,060
Letters property guaranteed	36,144,798	30,290,640	13,936,949
Securities issued through securitization	3,925,938	8,456,444	9,135,795
Euronotes	3,442,593	3,934,384	1,849,851
Structured Operations Certificates	3,847,681	3,369,064	2,791,687
Total	244,966,258	222,257,328	166,228,542

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

5.B.20.06 Contractual obligations and off-balance sheet obligations

We guarantee the performance of our clients' obligations with third parties. We have a right of recourse against the client to recover any amounts paid under these guarantees. In addition, we may retain cash or other highly liquid collateral to guarantee these commitments. The contracts are subject to the same credit assessment as other lending.

Letters of credit are commitments issued by us to guarantee the performance of a client’s obligations to a third party. We issue commercial letters of credit to facilitate foreign trade transactions and to evaluate public and private debt issuance agreements, including commercial paper, securities financing and similar transactions. These instruments are short-term commitments to pay the beneficiary of a third party for the shipment of products, under certain contractual conditions. The contracts are subject to the same credit assessments applied to other lending.

156	– Form 20-F 2023 | Bradesco

We expect many of these guarantees to expire without the need for a cash advance. Therefore, in the normal course of business, we expect that such transactions will not impact our liquidity.

We undertake these transactions to manage our clients’ financing needs. These transactions are not recorded on our balance sheet in accordance with IFRS. The following table summarizes our contractual obligations and transactions as of December 31, 2023:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year (1)	From 1 to 5 years	More than 5 years	Indefinite	Total
Time deposits	24,388,683	20,249,954	122,477,844	274,003,401	176,957	-	441,296,839
Demand deposits	51,137,566	-	-	-	-	-	51,137,566
Securities sold under agreements to repurchase	268,218,479	3,065,604	261,100	209,269	650,336	-	272,404,788
Borrowings	4,298,529	7,275,146	10,025,483	1,210,175	-	-	22,809,333
Onlending	737,374	1,261,542	6,284,090	13,891,023	2,176,556	-	24,350,585
Securities issued	8,622,895	7,680,774	32,671,863	185,539,131	10,451,595	-	244,966,258
Subordinated debt	357,829	27,067	36,878	14,781,304	20,412,028	14,722,748	50,337,854
Insurance contracts liabilities	302,553,538	-	-	42,238,684	-	-	344,792,222
Other obligations (2)	84,391,111	14,793,363	22,588,827	6,646,176	2,124,674	-	130,544,151
Total	744,706,004	54,353,450	194,346,085	538,519,163	35,992,146	14,722,748	1,582,639,596
Off-balance sheet obligations
Commitments to extend credit (3)	105,124,257	56,405,948	110,222,634	22,582,383	4,953,773	-	299,288,995
Financial guarantees (4)	1,198,995	6,659,818	24,685,750	38,898,535	34,373,460	-	105,816,558
Letters of credit for imports	171,314	180,084	88,065	-	-	-	439,463
Total	106.494.566	63.245.850	134.996.449	61.480.918	39.327.233	-	405.545.016
Overall Total	851.200.570	117.599.300	329.342.534	600.000.081	75.319.379	14.722.748	1.988.184.612

(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over;

(2) Includes lease operations, in the amount of R$3.6 billion;

(3) Includes available limits for credit cards, personal loans, housing loans, guaranteed accounts and overdrafts; and

(4) Refers to guarantees mostly provided for Corporate clients.

5.B.30 Cash flow

In 2023, 2022 and 2021, our cash flow was affected by our business strategy and changes in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

As of December 31,	R$ in thousands
	2023	2022	2021
Net cash provided by/(used in) operating activities	(177,628)	49,767,703	(101,992,672)
Net cash provided by/(used in) investing activities	83,606,232	(17,778,682)	(19,308,676)
Net cash provided by/(used in) financing activities	(23,062,770)	21,917,788	(1,608,760)
Net increase (decrease) in cash and cash equivalents	60,365,834	53,906,809	(122,910,108)
➢	2023

The increase in cash and cash equivalents observed in the period is related to:

•	The change from cash provided by operating activities in 2022 to cash used in operating activities in 2023 was primarily due to the increases in acquisitions of financial assets at fair value through profit and loss (+R$120,361 million) and loans and advances to financial institutions net of provision for expected losses (+R$43,421 million), in addition to higher interest expenses paid (+R$16,840 million). This was partially offset by the reduction of assets from loans and advances to customers net of provision for expected losses (-R$51,512 million) and increased liabilities from deposits from bank (+R$46,466 million).

157	– Form 20-F 2023 | Bradesco

•	The change from cash used in investing activities in 2022 to cash provided by investing activities in 2023 was, primarily, the reduction in the acquisition and disposal of financial assets at fair value through other comprehensive income (-R$110,395 million).
•	The change from cash provided by financing activities in 2022 to cash used in financing activities in 2023 was primarily due to the higher payments on securities issued (+R$31,438 million), interest paid on financing liabilities (+R$13,675 million) and Interest on equity/dividends paid (+R$5,271 million).

See “FORM 20-F 2022 - Item 5.B. Liquidity and Capital Resources – 5.B.30 Cash flow” of our annual report for the year ended December 31, 2022 for discussion of cash flow for the years ended December 31, 2022 and 2021.

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

BCB Resolution No. 84/21, as amended, establishes that financial institutions authorized to operate by the Central Bank of Brazil should prepare and forward to the Central Bank of Brazil, on a monthly basis, information regarding (i) exposures to market risk, (ii) exposures related to the calculation of the RWA for market risk, used for the purpose of calculating minimum requirements for RE, Tier I, Common Equity and Additional of Common Equity; and (iii) exposures to the risk of interest rate variation in instruments classified in the banking portfolio.

158	– Form 20-F 2023 | Bradesco

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

The CMN, through Resolution No. 4,958/21, as amended, determined the minimum requirements of the Reference Equity (RE), of Tier I and Common Equity and on the Additional of Common Equity (ACP), defining the percentages to be added to the RWA amount for calculation of the value of the Additional Conservation of Common Equity (ACP Conservation) installment in the following way: (i) 2.0%, in the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022. This measure aims to expand lending capacity, by widening the gap of capital, giving more space and security for banks to maintain their lending plans, and to gradually reestablish the ACP Conservation until March 31, 2022.

In 2017, the CMN issued Resolution No. 4,557/17, as amended, which established a series of rules on the subject and which detailed the structural operation of capital risk management and disclosure policy. On September 15, 2021, this Resolution was amended by CMN Resolution No. 4,943/21, which governed the management of social risk, environmental risk and climate-related risk.

In 2019, the Central Bank of Brazil issued Circular No. 3,930/19 and Circular Letter No. 3,936/19, which enacted, from January 1, 2020, new rules for the Dissemination of the Pillar 3 Report – Market Discipline, meeting the recommendations of BCBS. On January 1, 2021, BCB Resolution No. 54/20, as amended, which provides for the dissemination of the Pillar 3 Report, entered into force, replacing the provisions of Circular No. 3,930/19.

As of December 31, 2023, our Basel ratio was 15.8% of the total assets weighted by risk, higher than the level of 10.25% required by the Central Bank of Brazil. It is worth noting that the regulations regarding the list of instruments that are part of, or subtracted from, the Common Equity, the Additional Equity or the Tier II Capital, are constantly changed by the Central Bank of Brazil.

The following table shows our capital positions as a percentage of total risk-weighted assets:

As of December 31,	In %
	Basel III Prudential Consolidated
	2023	2022	2021
Tier I capital	13.2%	12.4%	13.7%
Common equity	11.7%	11.0%	12.5%
Additional capital	1.6%	1.5%	1.2%
Total Ratio	15.8%	14.8%	15.8%

159	– Form 20-F 2023 | Bradesco

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

These processes involve both the control and business areas, as directed by the Board of Executive Officers and the Board of Directors and have a governance structure composed of Commissions and Committees, with the Board of Directors being the highest authority.

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

5.B.60 Recovery Plan for Systematically Relevant Financial Institutions

Related to the ongoing process of adopting international regulatory best practices in Brazil, on June 30, 2016, CMN Resolution No. 4,502/16 was published, as amended, establishing the minimum requirements to be observed in the preparation and execution of recovery plans by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main objective of CMN Resolution No. 4,502/16 is to restore adequate levels of capital and liquidity and preserve the feasibility of such institutions, thereby ensuring the resilience, stability and smooth operation of the national financial system. We are in compliance with all regulatory capital requirements.

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

160	– Form 20-F 2023 | Bradesco

Our interest rate sensitivity strategy takes into account:

•	rates of return;
•	the underlying degree of risk; and
•	liquidity requirements, including minimum regulatory banking reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We monitor our maturity mismatches and positions and manage them within established limits. The positions are analyzed and reconsidered every second and fourth Friday of each month in our Treasury Executive Committee for Asset and Liability Management.

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2023, and may not reflect interest rate positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to different repricing dates. Variations may also arise across the different currencies in which interest rate positions are held.

As of December 31, 2023	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	More than 5 years	Indefinite	Total
Interest-earning assets
Financial assets at fair value through profit or loss	347,181,001	-	-	-	-	-	347,181,001
Financial assets at fair value through other comprehensive income	2,167,424	8,922,604	9,651,645	112,979,885	71,313,512	-	205,035,070
Financial assets at amortized cost	1,874,673	10,837,091	13,996,290	108,111,315	40,387,708	-	175,207,077
Loans and advances to banks	167,593,734	29,616,018	6,202,321	1,690,586	-	-	205,102,659
Loans and advances to customers	79,862,180	125,889,163	85,193,412	211,664,552	76,892,512	-	579,501,819
Compulsory deposits with the Central Bank	102,700,995	-	-	-	-	-	102,700,995
Other assets	12,370,115	595,565	301,435	6,404,520	3,783,864		23,455,499
Total interest-earning assets	713,750,122	175,860,441	115,345,103	440,850,858	192,377,596	-	1,638,184,120
Interest-bearing liabilities							-
Deposits from banks (1)	273,314,134	20,631,026	9,836,986	15,310,467	2,826,892	-	321,919,505
Savings Deposits (2)	131,003,553	-	-	-	-	-	131,003,553
Time deposits	24,388,683	47,921,784	94,806,013	274,003,401	176,957	-	441,296,839
Securities issued	8,622,895	17,360,738	22,991,898	185,539,132	10,451,595	-	244,966,258
Subordinated debt	357,829	27,067	36,878	14,781,304	20,412,028	14,722,748	50,337,854
Insurance contracts liabilities (2)	302,553,538	-	-	42,238,684	-	-	344,792,222
Total interest-bearing liabilities	740,240,632	58,268,785	155,343,606	531,872,988	33,867,472	14,722,748	1,534,316,231
Asset/liability gap	(26,490,510)	117,591,656	(39,998,503)	(91,022,130)	158,510,124	(14,722,748)	103,867,889
Cumulative gap	(26,490,510)	91,101,146	51,102,643	(39,919,487)	118,590,637	103,867,889	-
Ratio of cumulative gap to total interest-earning assets	(1.6)%	5.6%	3.1%	-2.4%	7.2%	6.3%	-

(1) Including: Securities sold under agreements to repurchase, borrowings, onlendings and interbank deposits; and

(2) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

161	– Form 20-F 2023 | Bradesco

5.B.80 Foreign exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material foreign exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in, and indexed to, foreign currencies, principally the U.S. dollar. As of December 31, 2023, our net foreign currency liability exposure, considering derivative financial instruments, was R$7,725 million, or 4.6% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

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

As of December 31, 2023, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

As of December 31, 2023	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	145,299,746	5,754,226	151,053,972	3.8%
Financial assets at fair value through profit or loss	376,195,848	11,402,529	387,598,377	2.9%
Less than 1 year	85,497,601	7,216,566	92,714,167	7.8%
From one to five years	202,172,859	1,957,772	204,130,631	1.0%
Over five years	64,763,606	985,945	65,749,551	1.5%
Indefinite	23,761,782	1,242,246	25,004,028	5.0%
Financial assets at fair value through other comprehensive income	200,322,358	12,527,248	212,849,606	5.9%
Less than 1 year	15,386,325	5,355,348	20,741,673	25.8%
From one to five years	106,068,053	6,911,832	112,979,885	6.1%
Over five years	71,112,748	200,762	71,313,510	0.3%
Indefinite	7,755,232	59,306	7,814,538	0.8%
Financial assets at amortized cost	174,363,065	844,012	175,207,077	0.5%
Less than 1 year	26,173,364	534,690	26,708,054	2.0%
From one to five years	108,024,365	86,950	108,111,315	0.1%
Over five years	40,165,336	222,372	40,387,708	0.6%
Loans and advances to banks	201,479,513	3,623,146	205,102,659	1.8%
Loans and advances to customers	543,336,919	36,164,900	579,501,819	6.2%
Less than 1 year	220,039,941	20,024,115	240,064,056	8.3%
From one to five years	205,620,688	6,637,557	212,258,245	3.1%
Over five years	117,676,290	9,503,228	127,179,518	7.5%
Non-current assets held for sale	1,328,530	-	1,328,530	0.0%
Investments in associates and joint ventures	9,616,840	-	9,616,840	0.0%
Premises and equipment, net	11,031,920	86,089	11,118,009	0.8%
Intangible assets and goodwill, net	22,053,749	53,397	22,107,146	0.2%
Current income tax liabilities	12,632,783	331,235	12,964,018	2.6%
Deferred income tax assets	92,333,816	185,108	92,518,924	0.2%
Other assets	45,406,390	21,149,882	66,556,272	31.8%
Less than 1 year	34,286,674	1,491,091	35,777,765	4.2%
From one to five years	7,231,991	515,227	7,747,218	6.7%
Over five years	3,887,725	19,143,564	23,031,289	83.1%
Total	1,835,401,477	92,121,772	1,927,523,249	4.8%
Percentage of total assets	95.2%	4.8%	100.0%

162	– Form 20-F 2023 | Bradesco

As of December 31, 2023	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)	299,326,152	24,096,631	323,422,783	7.5%
Less than 1 year	294,472,765	10,812,659	305,285,424	3.5%
From one to five years	2,676,831	12,633,636	15,310,467	82.5%
Over five years	2,176,556	650,336	2,826,892	23.0%
Deposits from customers	587,633,407	34,301,273	621,934,680	5.5%
Less than 1 year	314,190,484	32,931,053	347,121,537	9.5%
From one to five years	273,387,660	1,248,526	274,636,186	0.5%
Over five years	55,263	121,694	176,957	68.8%
Financial liabilities at fair value through profit or loss	13,457,660	2,084,560	15,542,220	13.4%
Less than 1 year	5,887,596	338,276	6,225,872	5.4%
From one to five years	5,794,435	1,373,349	7,167,784	19.2%
Over five years	1,775,629	372,935	2,148,564	17.4%
Securities issued	237,597,727	7,368,531	244,966,258	3.0%
Less than 1 year	48,610,101	365,429	48,975,530	0.7%
From one to five years	178,538,935	7,000,196	185,539,131	3.8%
Over five years	10,448,691	2,906	10,451,597	0.0%
Subordinated debt	50,337,854	-	50,337,854	0.0%
Less than 1 year	421,774	-	421,774	0.0%
From one to five years	14,781,304	-	14,781,304	0.0%
Over five years	20,412,028	-	20,412,028	0.0%
Indefinite	14,722,748	-	14,722,748	0.0%
Insurance contracts liabilities	344,774,778	17,444	344,792,222	0.0%
Provisions	22,189,280	148,564	22,337,844	0.7%
Current income tax liabilities	1,506,399	40,257	1,546,656	2.6%
Deferred income tax assets	1,551,227	56,300	1,607,527	3.5%
Other liabilities (2)	118,722,923	15,298,158	134,021,081	11.4%
Less than 1 year	113,139,917	1,038,100	114,178,017	0.9%
From one to five years	4,187,346	150,537	4,337,883	3.5%
Over five years	1,395,660	14,109,521	15,505,181	91.0%
Shareholders’ equity	167,014,124	-	167,014,124	0.0%
Total	1,844,111,531	83,411,718	1,927,523,249	4.3%
Percentage of total liabilities and shareholder's equity	95.7%	4.3%	100.0%

(1) Including: Securities sold under agreements to repurchase, borrowings, onlendings and interbank deposits; and
(2) Other liabilities are primarily comprised of contingent liabilities, which are not a source of funding.

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

163	– Form 20-F 2023 | Bradesco

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist clients in managing their exposures. These transactions involve a variety of contracts, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 7 to our consolidated financial statements in “Item 18. Financial Statements”. As of December 31, 2023, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

As of December 31, 2023	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivative financial instruments
Interest rate futures contracts
Purchases	132,161,908	-	132,161,908
Sales	163,879,990	-	163,879,990
Foreign currency futures contracts
Purchases	-	14,481,278	14,481,278
Sales	-	49,212,584	49,212,584
Futures contracts - other
Purchases	17,729,529	-	17,729,529
Sales	7,622,743	-	7,622,743
Interest rate option contracts
Purchases	928,351,318	-	928,351,318
Sales	919,050,649	-	919,050,649
Foreign currency option contracts
Purchases	-	4,580,443	4,580,443
Sales	-	4,573,904	4,573,904
Option contracts - other
Purchases	97,390,788	-	97,390,788
Sales	98,926,490	-	98,926,490
Interest rate forward contracts
Purchases	-	-	-
Foreign currency forward contracts
Purchases	-	33,043,985	33,043,985
Sales	-	24,698,728	24,698,728
Forward contracts - other
Purchases	1,069,319	-	1,069,319
Sales	3,557,679	-	3,557,679
Swap contracts
Asset position
Interest rate swaps	592,020,238	-	592,020,238
Currency swaps	-	194,344,754	194,344,754
Liability position
Interest rate swaps	498,456,673	-	498,456,673
Currency swaps	-	284,842,617	284,842,617

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

164	– Form 20-F 2023 | Bradesco

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2023	2022	2021
Infrastructure
Land and buildings	245,687	14,657	18,184
Installations, properties and equipment for use	765,111	694,890	539,555
Security and communication systems	44,255	18,299	13,449
Transportation systems	16,428	24,548	149
Subtotal	1,071,481	752,394	571,338
Information Technology
Data processing systems	4,681,723	5,164,110	2,850,989
Financial leases of data processing systems	541,470	828,869	619,034
Subtotal	5,223,193	5,992,979	3,470,023
Total	6,294,674	6,745,373	4,041,361

We believe that capital expenditures in 2024 and 2025 will not be substantially greater than historical expenditure levels and anticipate that, in accordance with our practice during recent years, our capital expenditures in 2024 and 2025 will be funded from our own resources. No assurance can be given that the capital expenditures will be made and, if made, that such expenditures may not be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

Our future results of operations, liquidity and capital resources may be influenced by a certain of factors, including:

•	the Brazilian economic environment (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks— 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	legal and regulatory developments (please see “Item 3.D. Risk Factors”, “Item 4.B. Business Overview — 4.B.70 Regulation and Supervision”, and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	the repercussions of an ongoing international turmoil could affect several aspects, such as liquidity and capital requirements (please see Item 4.B. Business Overview – 4.B.70 Regulation and Supervision” and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.02 Effects of the global financial markets on our financial condition and operating results”);

165	– Form 20-F 2023 | Bradesco

•	the inflation effects on the results of our operations (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks— 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks — 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results”); and
•	any acquisitions we may make in the future (please see “Item 3.D. Risk Factors— 3.D.20 Risks relating to us and the Brazilian banking industry — 3.D.20.02-04. We may incur losses due to impairment of goodwill from acquired businesses.” for more details).

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

Currently, our Board of Directors is composed of eleven members, four of them are independent members, reelected at an Annual Shareholders’ Meeting held on March 11, 2024.

•	Mr. Luiz Carlos Trabuco Cappi – Chairman, Mr. Alexandre da Silva Glüher – Vice-Chairman, Mrs. Denise Aguiar Alvarez, Mr. Milton Matsumoto, Mr. Maurício Machado de Minas, Mr. Rubens Aguiar Alvarez and Mr. Octavio de Lazari Junior.
•	Mr. Samuel Monteiro dos Santos Junior, Mr. Walter Luis Bernardes Albertoni, Mr. Paulo Roberto Simões da Cunha, and Mrs. Denise Pauli Pavarina, as independent members.

Assisted by a Governance Department, our Board of Directors ordinarily meets 12 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board of Directors also has a Manual and an Annual Calendar of Meetings set by its Chairman. In 2023, 29 meetings were held.

Our Board of Executive Officers currently consists of 19 members, occupying the following positions: Chief Executive Officer, Executive Vice-President, Executive Officer (current designation, following the unification of the nomenclature for the Managing Executive Officer, and Deputy Executive Officer positions). They meet every two weeks and are responsible for representing and managing the Company, and implementing the strategies and policies established by our Board of Directors.

Several members of our Board of Directors and Board of Executive Officers also perform Senior Management functions at our subsidiaries, including Bradesco Asset, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM, Bradesco Seguros, among others. However, each of these subsidiaries has an independent management structure.

166	– Form 20-F 2023 | Bradesco

Pursuant to Brazilian law, the election of all members of our Board of Directors and Statutory Board of Executive Officers is subject to approval by the Central Bank of Brazil.

We present below the biographies of the current members of our Board of Directors and Board of Executive Officers:

➢	Members of the Board of Directors:

•	Luiz Carlos Trabuco Cappi – Chairman:

Date of Birth: October 6, 1951.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in 1969, devoting his entire professional life to Bradesco Group. He was the Investor Relations Officer and the Vice-President of Banco Bradesco from 1999 to 2009, combining this position with the Presidency of Grupo Bradesco Seguros for six years. He was the Chairman of Banco Bradesco’s Board of Executive Officers from March 2009 to March 2018, combining this position with the position of Vice-Chairman of the Board of Directors until October 2017, when he was promoted to Chairman of the Board of Directors, the position he currently holds.

Education: Degree in Philosophy from Faculdade de Filosofia, Ciências e Letras de Moema.

Other Qualifications: Postgraduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

Current Positions: Chairman of the Managing Board of FEBRABAN; Chairman of the Board of Directors of Bradespar S.A., BBD Participações S.A. Cidade de Deus – Companhia Comercial de Participações, Bitz Instituição de Pagamento S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, NCF Participações S.A., Bradesco Saúde S.A., Bradesco Vida e Previdência S.A., BSP Empreendimentos Imobiliários S.A., Bradseg Participações Ltda., Odontoprev, Companhia Brasileira de Gestão de Serviços – Orizon and Next Tecnologia e Serviços Digitais S.A.; Effective Member of the Board of Directors of Fleury S.A.; Vice-Chairman of the Board of Directors of Elo Participações Ltda.; Chairman of the Board of Trustees and Chief Executive Officer of Fundação Bradesco; Chairman of the Board of Directors and Chief Executive Officer of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição; Chief Executive Officer of NCD Participações Ltda.; and Chief Executive Officer of Nova Cidade de Deus Participações S.A.

Previous Positions: Member of the Board of Directors of ArcelorMittal Brasil; Member of the Strategic Committee of Vale S.A.; President of the Funding and Marketing Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; President of Associação Nacional da Previdência Privada – ANAPP; President of the Federação Nacional de Saúde Suplementar – FENASAÚDE; Chairman of the Board of Representatives and the Board of Executive Officers of Confederação Nacional das Instituições Financeiras – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg; Member of the Board of Directors and of the Advisory Board of FEBRABAN; and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance – Association de Genève, Geneva, Switzerland.

167	– Form 20-F 2023 | Bradesco

•	Alexandre da Silva Glüher – Vice-Chairman:

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

Experience with Risks: In July 2010, he took over the Executive Board of the area of Integrated Risk Control, Internal Controls and Compliance, Legal, Ombudsman and Corporate Security.

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

Current Positions: Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradespar S.A. and Bitz Instituição de Pagamentos S.A; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Bradesco Saúde S.A.; NCF Participações S.A; Banco Digio S.A., BBD Participações S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização S.A., Bradesco Vida e Previdência S.A., Bradseg Participações S.A., Cidade de Deus - Companhia Comercial de Participações, BSP Empreendimentos Imobiliários S.A. e BSP Park Estacionamentos e Participações S.A.; Chairman of the Board of Directors of Bradesco Bank; Vice-President of Titanium Holdings S.A.; Managing Officer of NCD Participações Ltda.; Officer of Nova Cidade de Deus Participações S.A. and Full Member of the Board of Directors of Companhia Brasileira de Gestão de Serviços – Orizon.

Previous Positions: Vice-President of Next Tecnologia e Serviços Digitais S.A; Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradespar S.A. and Next Tecnologia e Serviços Digitais S.A.; Vice-President of Instituto Brasileiro de Ciência Bancária – IBCB; Investor Relations Officer of Bradesco; Alternate Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Effective Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and Chain Serviços e Contact Center S.A.; Member of the Board of Directors of Instituto BRAiN – Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of FEBRABAN; Vice-President of FEBRABAN; Vice-President and CONSIF Alternate Delegate at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Sindicato dos Bancos (Banking Union) for the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Officer of Brasilia Cayman Investments II Limited and Brasilia Cayman Investments III Limited; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; Bradesco Conglomerate Representative at ANBIMA; Chairman and Effective Member of the Advisory Board of Fundo Garantidor de Créditos (FGC); and Chairman of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payments Clearinghouse – CIP).

168	– Form 20-F 2023 | Bradesco

•	Denise Aguiar Alvarez – Director:

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

Education: Degree in Education from PUC- SP – Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Master’s degree in Education from New York University, USA.

Current Positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Chief Executive Officer of ADC Bradesco – Associação Desportiva Classista; Member of the Board of Directors of BBD Participações S.A.; and Bradespar S.A.; and Member of the Advisory Board of Canal Futura and Member of the Deliberative Council of Museu de Arte Moderna de São Paulo (MAM).

Previous Positions: Member of the Board of Directors of Associação Pinacoteca Arte e Cultura – APAC; Chairwoman of the Board of Governance of Todos pela Educação; Chairwoman of the Board of Governance of Grupo de Institutos, Fundações e Empresas – GIFE; Member of the Board of Directors of Bradseg Participações; and Member of the Advisory Committee of Fundação Dorina Nowill para Cegos.

•	Milton Matsumoto – Director:

Date of Birth: April 24, 1945.

Summary of Professional Experience: He has been with Bradesco since September 1957. He was elected Department Officer in March 1985, Deputy Executive Officer in March 1998, a Managing Executive Officer in March 1999 and Member of the Board of Directors in March 2011, the position he currently holds.

Experience with Risks: In July 2009, he was appointed the Officer responsible for Corporate Management, which covered the Legal, Internal Controls and Compliance areas, Integrated Risk Control, Ombudsman, Corporate Security and General Secretariat.

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

Previous Positions: Member of the Board of Directors and Officer of Cidade de Deus – Companhia Comercial de Participações; Officer of Nova Cidade de Deus Participações S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Officer of BBD Participações S.A.; General Officer of Alvorada Administradora de Cartões Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of Banco Bradesco BERJ S.A. and Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; First Managing Secretary of the Sindicato dos Bancos (Banking Union) for the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A.; Alternate Member of the Board of Directors of CPM Holdings Limited; Managing Secretary of Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo; and Managing Secretary of Federação Interestadual das Instituições de Crédito, Financiamento e Investimentos – FENACREFI.

169	– Form 20-F 2023 | Bradesco

•	Maurício Machado de Minas – Director:

Date of Birth: July 1, 1959.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Executive Officer. In January 2014, he was elected Vice-President. From March 2018 to January 2019, he simultaneously held the positions of Member of the Board of Directors and Vice-President. As of January 2019, he held the position of Member of the Board of Directors only.

Experience with Risks: From February 17, 2014 to April 20, 2020, he was a member of the Integrated Risk Management and Capital Allocation Committee. Since April 29, 2021, he is a Member of the Risk and Financial Committee (CRIF) for B3 S.A. – Brazilian Exchange & OTC.

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

Current Positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Member of the Board of Directors of B3 S.A. – Brazilian Exchange & OTC, Bradespar S.A., Bradseg Participações S.A., Bradesco Saúde S.A., Next Tecnologia e Serviços Digitais S.A., European Financial Management Association (EFMA), Banco Digio S.A., BBD Participações S.A., Bitz Instituição de Pagamentos S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Leasing S.A., Cidade de Deus – Companhia Comercial de Participações, and NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; and Strategic Partner of WEF (World Economic Forum); Alternate Member of the Board of Directors of Odontoprev S.A. and Fleury S.A.

Previous Positions: Member of the Board of Directors of Next Tecnologia e Serviços Digitais S.A.; Chief Executive Officer of Scopus Tecnologia Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of NCR Brasil – Indústria de Equipamentos para Automação S.A., Fidelity Processamento e Serviços S.A., Aquarius Participações S.A., Chain Serviços e Contact Center S.A., MPO – Processadora de Pagamentos Móveis S.A.; Vice-President of CPM Braxis S.A.; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax); Senior Analyst at Banco Itaú S.A.; and Member of the Advisory Committee of IBM Corporation.

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

Education: Degree in Accounting Sciences from Universidade Federal do Rio de Janeiro – UFRJ; Degree in Business Administration from Universidade Federal do Rio de Janeiro – UFRJ; and Degree in Law from Universidade Candido Mendes – UCAM.

Current Positions: Vice-Chairman of the Board of Directors of Bradesco Saúde S.A., Bradseg Participações S.A., BSP Empreendimentos Imobiliários S.A., BSP Park Estacionamentos e Participações S.A., and Bradesco Auto/RE Companhia de Seguros; and Member of the Board of Directors of Fleury S.A. and Odontoprev S.A.

170	– Form 20-F 2023 | Bradesco

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

Education: Degree in Law from Faculdade Paulista de Direito da Pontifícia Universidade Católica de São Paulo – PUCSP.

Other Qualifications: Postgraduate degree in Civil Procedural Law from PUCSP-COGEAE; and Postgraduate degree in Corporate Law and Tax Law from Instituto de Ensino e Pesquisa - Insper.

Current Positions: Full Member of the Fiscal Council of Indústrias Romi S.A; and Chairman of the Board of Directors of Companhia Energética de Brasília S.A.

Previous Positions: Independent Member of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP; Legal Consultant to Associação de Investidores no Mercado de Capitais – AMEC; Full Member of the Audit Committee of DATAPREV S.A.; Alternate Member of the Fiscal Council of Ser Educacional and SANEPAR S.A.; Alternate Member of the Board of Directors of Mahle Metal Leve S.A.; Member of the Board of Directors and Coordinator of the Audit Committee of Companhia Energética de Brasília S.A.; Member of the Fiscal Council of Petróleo Brasileiro S.A.; Member of the Board of Directors of Paranapanema S.A.; Effective Member of the Fiscal Council of Bradespar S.A.; Alternate Member of the Resources Council of Sistema Financeiro Nacional (the National Financial System – SNA); and Alternate Member of the Fiscal Council of Mills S.A.

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

Experience with Risks: At the Central Bank of Brazil, he had experience with the implementation of a matrix structure and the creation of teams of inspectors specialized in computer systems, capital markets, risk management and credit risk analysis for direct supervision. He was also responsible for drafting the Supervisory Programs which consider the risks assumed by the Financial System as a whole. At KPMG, he worked on the implementation of consulting services in internal audit – outsourcing, self-assessment of controls and risks, diagnosis of Compliance, Risk Assessment/Management, regulatory affairs and special projects related to controls and risks for the financial industry, in addition to having carried out several projects in the areas of Compliance and Risk Management at some of the main Brazilian banks. He also visited the United States and Europe to conduct a Benchmark survey with some of the major international banks on Compliance and Operational Risk.

171	– Form 20-F 2023 | Bradesco

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

Previous Positions: Partner/Executive Officer and Partner/Chief Executive Officer of Santa Maria Agropecuária Ltda.; and Partner/Chief Executive Officer of Aguiar Alvarez Empreendimentos e Participações Ltda.

•	Denise Pauli Pavarina – Independent Director:

Date of Birth: April 14, 1963.

Summary of Professional Experience: She started her career in March 1985, with Banco Bradesco de Investimento S.A., a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Department Manager of Portfolio Management, Executive Superintendent and was elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining in this position until December 2009, when she was elected Superintendent Officer at Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and an Officer at Bradesco. She was elected Deputy Executive Officer in January 2012 and Managing Executive Officer in February 2015. In March 2018, she took over the position of Investor Relations Officer as well. In January 2019, she resigned from the positions held in Bradesco Group companies and in March 2022 she was elected Independent Member of the Board of Directors.

Education: Degree in Economics from Faculdade Armando Alvares Penteado (FAAP) and Law from Universidade Paulista (UNIP).

172	– Form 20-F 2023 | Bradesco

Other Qualifications: Executive MBA in Finance Insper. Attended the AMP (Advanced Management Program) from IESE Business School.

Current Positions: Member of the Board of Directors and Coordinator of the Investments Committee of Solvi Essencis Ambiental S.A.; Vice-Chairman of the Task Force on Climate-related Financial Disclosures (TCFD); Member of the Ethics Council of ANBIMA; Member of the Supervisory Board of the Securities Analyst Body of Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais – APIMEC, Member of the Brazilian Chapter of WCD Foundation – Women Corporate Directors and Member of the Advisory Board of Seneca Evercore Advisors Ltda.

Previous Positions: Member of the Board of Directors and Coordinator of the Economics, Environmental, social and Governance (EESG) Committee of Hospital Care Caledônia S.A.; Member of the Board of Directors and Audit Committee of Crescera Capital Acquisition Corp; Member of the Board of Directors of BR Advisory Partners Participações S.A., Officer of BNDES; Member of the Board of Directors and Coordinator of the Advisory Committee for the Intermediation Sector of B3 S.A. – Brazilian Exchange & OTC; Member of the Market Advisory Board of BSM – BM&FBOVESPA Supervisão de Mercados; Full Member of the Board of Directors and of the Sustainability Committee of Vale S.A.; Chairman of ANBIMA; Vice-Chairman of the Board of Directors of 2bCapital S.A.; Managing Officer of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Kirton Bank S.A. – Banco Múltiplo, Kirton Gestão de Recursos Ltda. and NCF Participações S.A.; Institutional Relations Officer of Instituto Kirton Solidariedade; and Member of the Board of Trustees of Fundação Bradesco.

•	Octavio de Lazari Junior – Director:

Date of Birth: July 18, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Deputy Executive Officer in January 2012, Managing Executive Officer in February 2015 and Vice-President in May 2017. In March 2018, he was promoted to Chief Executive Officer, a position he held until November 2023. In December 2023, he was elected a member of the Board of Directors.

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

Previous Positions: Chairman of the Managing Board of FEBRABAN; Chief Executive Officer of Banco Bradesco BBI S.A.; Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of Board of Directors of Brazilian Câmara Interbancária de Pagamentos (Brazilian Interbank Payments Clearinghouse – CIP); Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Council of Representatives of the Confederação Nacional das Instituições Financeiras – CNF; Deputy Sector Officer of Real Estate Credit and Savings Commission and Vice-Chairman of the Committee on Governance of Portability of Loans of FEBRABAN; Member of Advisory Committee of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Alternate Officer of Unión Interamericana para la Vivienda – Uniapravi; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

173	– Form 20-F 2023 | Bradesco

➢	Members of the Board of Executive Officers:
•	Marcelo de Araújo Noronha – Chief Executive Officer:

Date of Birth: August 10, 1965.

Summary of Professional Experience: He started his career in 1985 at Banco Banorte, where he worked until 1996. He then worked as a Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, later named Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, where he is Vice-President. He was elected Department Officer of Banco Bradesco S.A. in February 2004, Deputy Executive Officer in December 2010 and Managing Executive Officer in January 2012. In February 2015, he was elected Executive Vice-President, a position he held until November 2023, when he was elected Chief Executive Officer.

Education: Degree in Administration from Universidade Federal de Pernambuco – UFPE.

Other Qualifications: Specialization in Finance from Instituto Brasileiro de Mercado de Capitais – IBMEC; AMP – Advanced Management Program at Instituto de Estudios Empresariales – IESE, Universidad de Navarra in Barcelona; and Certified Board Member by Instituto Brasileiro de Governança Corporativa – IBGC.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Elo Participações S.A.; Member of the Board of Directors of Alelo S.A., Elo Serviços S.A. and Livelo S.A.; Chairman of the Board of Directors of Banco Digio S.A.; Member of the Board of Directors of Cielo S.A.; General Officer of Banco Bradesco BBI S.A.; Member of the Board of Directors of BBD Participações S.A.; Vice-President of Bradesco Leasing S.A. – Arrendamento Mercantil; and Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações.

Previous Positions: Vice-President of Banco Bradescard S.A.; Vice-Chairman of the Board of Directors of Banco Digio S.A.; Chairman of the Board of Directors of Alelo S.A., Elo Serviços S.A., Livelo S.A. and Banco Digio S.A.; Vice-Chairman of the Board of Directors of Cielo S.A. – Instituição de Pagamento; Chief Executive Officer of Associação Brasileira das Empresas de Cartões de Crédito e Serviços – ABECS; Member of the Council of Representatives (representing ABECS) at Confederação Nacional das Instituições Financeiras – CNF; and General Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários.

•	Cassiano Ricardo Scarpelli – Executive Vice-President:

Date of Birth: July 28, 1968.

Summary of Professional Experience: He joined Bradesco Group in June 1984. In February 2001 he was promoted to Executive Superintendent. In March 2007, he was elected Department Officer, in February 2015, Deputy Executive Officer, and in January 2017, Managing Executive Officer. In March 2018, he was elected Executive Vice-President.

Education: Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Other Qualifications: International Executive Program at Queen’s School of Business – Queen’s Executive Program, Ontario, Canada.

Current Positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Vice-President of Banco Bradesco BBI S.A., Bradesco Administradora de Consórcios Ltda., Bradesco Leasing S.A – Arrendamento Mercantil, Bradesco – Kirton Corretora de Câmbio S.A., Kirton Bank S.A. – Banco Múltiplo and NCF Participações S.A.; General Officer of Banco Bradesco BERJ S.A.; Managing Officer of Banco Bradesco Financiamentos S.A., Bradescard Elo Participações S.A., NCD Participações Ltda.; Officer of Nova Cidade de Deus Participações S.A; and Full Member of the Board of Directors of RCB Investimentos S.A.

Previous Positions: Vice-President of Banco Bradescard S.A., Banco Losango S.A. – Banco Múltiplo and BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.; General Officer of BEC – Distribuidora de Títulos e Valores; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; Member of the Board of Directors and of the Financial Risk Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Board of Regulation and Best Practices for Trading Financial Instruments of ANBIMA; Member of the Fixed Income, Foreign Exchange and Derivatives Advisory Board of B3 S.A. – Brazilian Exchange & OTC; Member of the Product and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC; Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A. and Latasa S.A.; Officer of Bradesco Saúde – Operadora de Planos S.A.; Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. – Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A.; Officer of BMC Asset Management – Distribuidora de Títulos e Valores Mobiliários Ltda. and UGB Participações S.A.

174	– Form 20-F 2023 | Bradesco

•	Rogério Pedro Câmara – Executive Vice-President:

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

Current Positions: Vice-President of NCF Participações S.A. and Bradesco Holding de Investimento S.A.; Member of the Board of Trustees of Fundação Bradesco; Vice-Chairman of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payments Clearinghouse – CIP); and Managing Officer of Scopus Desenvolvimento de Sistemas Ltda. and BBC Processadora S.A.

Previous Positions: Officer of Scopus Desenvolvimento de Sistemas Ltda., Scopus Soluções em TI Ltda. and Scopus Industrial S.A.; Vice-President of Shop.Fácil Soluções em Comércio Eletrônico S.A., BBC Processadora S.A. and Banco Losango S.A. – Banco Múltiplo; Alternate Member of the Board of Directors of Aquarius Participações S.A. and Chain Serviços e Contact Center S.A.; Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; and Managing Officer of Banco Bradescard S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Kirton Bank S.A. – Banco Múltiplo.

175	– Form 20-F 2023 | Bradesco

•	Moacir Nachbar Junior – Executive Vice-President:

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Managing Board, Member of the Audit and Accounting Standards Committee and Member of the Capital Market Committee of Associação Brasileira das Companhias Abertas – ABRASCA; Member of the Board of Directors of CPM Holdings Limited and IT Partners Limited; Chairman of the Advisory Board of Fundo Garantidor de Crédito (FGC); Member of the Board of Directors of 2bCapital S.A.; Vice-President of Banco Bradesco BBI S.A., BBC Processadora S.A., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A., Bradesco Leasing S.A. – Arrendamento Mercantil and Kirton Bank S.A. – Banco Múltiplo, Managing Officer of Tempo Serviços Ltda.; and Member of the Board of Directors of Banco Bradesco Europa.

Previous Positions: Vice-President of Banco Bradescard S.A. and Banco Losango S.A. – Banco Múltiplo; Managing Officer of Ágora Corretora de Seguros S.A. and BBC Processadora S.A.; Vice-President of the Board of Directors of 2bCapital S.A.; Officer and Effective Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund; Member of Self-regulation Banking Council of FEBRABAN; an Alternate Member of the Board of Directors of BBC Processadora S.A., Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Full Member of the Board of Directors of Valepar S.A.; Alternate Member of the Board of Directors and Member of the Compliance and Risk Committee of Vale S.A.; and Managing Officer of Bankpar Brasil Ltda. and Nova Marília Administração de Bens Móveis e Imóveis Ltda.

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Vice-President of the Board of Executive Officers of FEBRABAN; Full Member of the Board of Representatives of Confederação Nacional das Instituições Financeiras – CNF; Effective Member of the Board of Directors of Alelo Instituição de Pagamentos S.A., Livelo S.A. and of Elo Participações LTDA.; General Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda., BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda., BF Promotora de Vendas Ltda. and of e-agro Soluções em Comércio Eletrônico S.A.; Vice-President of Bradesco Holding de Investimentos S.A.; and Managing Officer of Bradesco Leasing S.A. – Arrendamento Mercantil.

176	– Form 20-F 2023 | Bradesco

Previous Positions: Alternate Member of the Payroll Self-Regulation and Credit Portability Governance Committee of FEBRABAN; Full Member of the Board of Directors of Cielo S.A. – Instituição de Pagamento; Vice-President of Ágora Investimentos S.A.; Managing Officer of BEM – Distribuição de Títulos e Valores Mobiliários Ltda. and of Bradesco Administradora de Consórcios Ltda.; Chairman of the Distribution Forum of ANBIMA; President and Full Member of the Committee of Distribution of Products in Retail of ANBIMA; Superintendent Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.; Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and of Ágora Gestão de Recursos Ltda.; Member of the Plenary Board and Member of the Advisory Committee of the Associação Comercial de São Paulo – ACSP; Alternate Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Management Committee for the Portability of Loans of FEBRABAN; and Vice-President of the Managing Board and Effective Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP.

•	Guilherme Muller Leal – Executive Vice-President:

Date of Birth: November 12, 1967.

Summary of Professional Experience: He joined Banco Bilbao Vizcaya Argentaria Brasil S.A. in August 1999, later denominated Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent. In February 2011, he was elected Officer, in January 2012, Department Officer, in January 2017, Deputy Executive Officer and in January 2019, he was promoted to Managing Executive Officer. In February 2024, he was promoted to Executive Vice-President.

Education: Degree in Economics from Universidade Santa Úrsula – USU.

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

Current Positions: General Officer of Ágora Gestão de Recursos Ltda.; Member of the Board of Trustees of Fundação Bradesco; Officer of Ágora Corretora de Seguros S.A. and Ágora Investimentos S.A.; and Managing Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Member of the Board of Directors of Tivio Capital S.A. Banco Bradesco Europa S.A. and Bradesco Bank – USA.

Previous Positions: Managing Officer of Ágora Gestão de Recursos Ltda., Banco Bradesco Cartões S.A., Banco Bradesco BERJ, Bradesco Leasing S.A. – Arrendamento Mercantil, Bradesco Holding de Investimentos S.A. and of Banco Bradesco BBI S.A.

177	– Form 20-F 2023 | Bradesco

•	Bruno D’Avila Melo Boetger – Executive Vice-President:

Date of Birth: June 17, 1967.

Summary of Professional Experience: He started his career in 1990 at Citigroup, where he held various positions in the investment bank in New York (USA) and in São Paulo. In April 2007, he joined Banco Bradesco BBI S.A. as Executive Superintendent and, in April 2008, he was elected Officer. He remained in the position until March 2012. In August 2011, he also began to work in Banco Bradesco S.A. as General Manager in the New York (USA) branch, remaining in the position until January 2014, when he was elected Department Officer. In December 2017, he was elected Deputy Executive Officer. In January 2019 he was promoted to Managing Executive Officer. In February 2024, he was promoted to Executive Vice-President.

Education: Business Administration from Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo – FGV/EAESP.

Other Qualifications: Advanced Management Program from Harvard University – Boston, Massachusetts; Master’s degree in Business Administration – Concentration in Finance from Cornell University – Johnson Graduate School of Management – Ithaca, New York; and Senior Executive Program – Strategy, Leadership and Transformation by London Business School – Education of Executives – London, England.

Current Positions: Managing Officer of Banco Bradesco BBI S.A. and Bradesco-Kirton Corretora de Câmbio S.A.; Member of the Board of Trustees of Fundação Bradesco; and Vice-Chairman of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited.

Previous Positions: Vice-Chairman of the Board of Directors of Banco Bradesco Europa S.A.; Managing Officer of Banco Bradesco Cartões S.A., Banco Losango S.A. – Banco Múltiplo, Kirton Corretora de Seguros S.A. and of Bradesco Holding de Investimentos S.A.; Chief Executive Officer of Bradesco North America LLC and Bram US LLC (USA); Full Member of the International Business Sector Committee of FEBRABAN; Manager of Bradesco Overseas Funchal – Consulting Services, Sociedade Unipessoal Ltda.; Officer of Banco Bradesco Argentina S.A.

•	João Carlos Gomes da Silva –Executive Officer:

Date of Birth: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981 and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer; in January 2012, Department Officer; in February 2017, Deputy Executive Officer and in January 2019, Executive Officer.

Education: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

Other Qualifications: MBA in Business Management and Executive MBA in Distance-Learning Business Administration – Emphasis on Banking by the Fundação Getulio Vargas (FGV); and AMP – Advanced Management Program from IESE Business School – University of Navarra, São Paulo.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; and Managing Officer of Banco Losango S.A. – Banco Múltiplo and of Bradesco Administradora de Consórcio Ltda.

Previous Positions: Full member of the Payroll Self-Regulation and Credit Portability Governance Committee of FEBRABAN; Member of the Management Committee for the Portability of Loans of FEBRABAN; Member of the Advisory Committee of the Associação Comercial de São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payments Clearinghouse – CIP); Vice-President and Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Full Member of the Board of Centro das Indústrias do Estado de São – CIESP Castelo; Alternate Member of Managerial Council of Fundo Garantidor Habitacional (Housing Guarantee Fund) – CGFGH; Member of the Advisory Board of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Managing Secretary of Associação Brasileira das Empresas de Leasing – ABEL; Vice-Chairman of the Managing Board of Associação Nacional das Instituições de Créditos, Financiamentos e Investimento - ACREFI; Sector Officer of the Banking Services Committee; Sector Officer of the Credit Products for Legal Entities, Deputy Officer of the Executive Committee of Banking Products for Individuals of FEBRABAN; and Managing Secretary of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

178	– Form 20-F 2023 | Bradesco

•	Roberto de Jesus Paris – Executive Officer:

Date of Birth: September 15, 1972.

Summary of Professional Experience: He began his career at Bradesco S.A. in January 1987. He was promoted to the position of Executive Superintendent in May 2007. In June 2011, he was elected Officer. In February 2015, he was promoted to Department Officer, in January 2019, Deputy Executive Officer and, in January 2022, to Executive Officer.

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

Current Positions: Managing Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Member of the Board of Trustees – Fundação Bradesco; and Vice-President of the Board of Executive Officers of ANBIMA.

Previous Positions: External Member of Products and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Regulation and Best Practices Trading Council and Bradesco Representative at the ANBIMA Trading Forum; Sector Officer of the Executive Committee of Treasury Operations of FEBRABAN; Vice-President of the Treasury Affairs Committee of ANBIMA; and Member of the Board of Directors and of the Pricing Committee of CETIP S.A. – Mercados Organizados.

•	Oswaldo Tadeu Fernandes – Executive Officer:

Date of Birth: October 20, 1970.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in March 1985. In February 2008, he was promoted to Manager of the Department of General Accountancy and, in June 2011, Executive Superintendent, staying there until March 2012, when he began working at Banco Bradesco BBI S.A. He was elected Officer in March 2014. Returning to Banco Bradesco S.A., he was elected Officer in March 2018. In January 2019, he was promoted to the position of Department Officer and, in March 2021, he was promoted to Executive Officer.

Education: Degree in Accounting from Faculdades Metropolitanas Unidas – FMU.

Other Qualifications: Postgraduate degree in Controllership from Fundação Armando Alvares Penteado – FAAP; Postgraduate degree in Financial Administration from Faculdade de Economia e Administração – FEA/USP and MBA in Controllership from Universidade de São Paulo – USP.

Current Position: Member of the Board of Trustees of Fundação Bradesco; Officer of Top Clube Bradesco, Segurança, Educação e Assistência Social; Deputy Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; Officer of Ágora Corretora de Seguros S.A., Banco Losango S.A. – Banco Múltiplo, Banco Bradescard S.A.; BEC e BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.; Kirton Bank S.A. – Banco Múltiplo and Bradesco Administradora de Consórcios Ltda.

Previous Positions: Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Member of the Board of Directors of RCB Investimentos S.A.; Officer of Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Banco Bradesco BBI S.A. and of Bradesco Kirton Corretora de Câmbio S.A.; and Alternate Member of the Fiscal Council of Iochpe-Maxion S.A. and Alpargatas S.A.

179	– Form 20-F 2023 | Bradesco

•	Edilson Dias dos Reis – Executive Officer:

Date of Birth: December 26, 1971.

Summary of Professional Experience: He started his career in the financial market at Banco de Investimentos BBM in 1997. He joined Banco de Investimentos CR2 in 2002, where he became Officer and Partner. He joined Ágora Corretora de Títulos e Valores Mobiliários S.A. in February 2009, as Superintendent. In February 2012, he was transferred to Banco Bradesco S.A., where he was in charge of the IT fronts as Executive Superintendent and, in January 2017, he was elected Officer, being responsible for the area of systems development. In January 2019, he was promoted to Department Officer of IT Infrastructure, and in January 2022, he was promoted to Executive Officer, currently responding for the Infrastructure, Processing, Telecommunications and Cloud area.

Education: Data Processing from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio.

Other Qualifications: Program for Management Development (PMD) from IESE – University of Navarra, São Paulo, SP, and Incomplete Master’s degree in Parallel and Distributed Computing from Universidade Federal Fluminense; and "Lato Sensu" MBA postgraduate degree in Cloud – Engineering & Architecture (CLBRA) from University Center – FIAP.

Current Position: Member of the Board of Trustees of Fundação Bradesco.

•	Juliano Ribeiro Marcílio – Executive Officer:

Date of Birth: April 25, 1973.

Summary of Professional Experience: He started his career at Citigroup Inc. in 1994, working at Citibank Brazil - São Paulo, NA BankCards - New York, USA, Citibank Mexico - Mexico City, Citibank Global Corporate & Investment Bank – Milan and Italy and Banco Citibank SA - São Paulo. From 2002 to 2012, he worked at UNIBANCO - União de Bancos Brasileiros S.A., Teleperformance Brasil and Serasa Experian. In November 2013, he joined HSBC Bank Brasil S.A. - Banco Múltiplo, in the position of Head of Human Resources, remaining until October 2016, when the institution was acquired by Banco Bradesco S.A., in which he was elected Officer, responsible for the Human Resources Department. In August 2023, he was promoted to Executive Officer.

Education: Degree in Business Administration from Pontifícia Universidade Católica, São Paulo, SP.

Other Qualifications: Banking & Financial Services Program from University of Michigan - Executive Business School - Ann Arbor, USA; General Management Program from Harvard Business School - Boston, USA; General Management Renewal from Harvard Business School - Shanghai, China; and AMP - Advanced Management Program from ISE/IESE - Business School through University of Navarra, São Paulo, SP, Brazil.

Current Position: Chief Executive Officer of ARFAB – Associação Recreativa dos Funcionários da Atlântica Bradesco and Clube Bradesco de Seguros; Officer of ADC Bradesco – Associação Desportiva Classista; and Institutional Relations Officer of Instituto Kirton Solidariedade.

Previous Position: Officer of Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; Bradesco Vida e Previdência S.A., ARFAB – Associação Recreativa dos Funcionários da Atlântica Bradesco and Clube Bradesco de Seguros.

180	– Form 20-F 2023 | Bradesco

•	André Luís Duarte de Oliveira–– Executive Officer:

Date of Birth: December 17, 1971.

Summary of Professional Experience: He started his career in 1995 as Relationship Manager at Unibanco S.A., being promoted to Credit Analysis Superintendent and, later, to Executive Credit and Modeling Superintendent, position in which remained until 2008, when became Executive Credit Superintendent after the merger between Unibanco and Itaú. In January 2012, he started at Banco Votorantim as Credit and Collection Officer, reaching the position of Executive Risk of Credit Officer. In May 2019, he began working at at Banco Bradesco as Officer responsible for CRM Department, as well as Data Management Department.

Education: Mechanical Engineering from Polytechnic School of University of São Paulo and MBA from Kellogg School of Management – Northwestern University.

•	Cíntia Scovine Barcelos de Souza – Executive Officer:

Date of Birth: November 15, 1972.

Summary of Professional Experience: Technology executive professional with over 30 years of experience, leading teams in search of innovative and creative solutions. She has in-depth knowledge of hybrid cloud, data and artificial intelligence, as well as resilient solution architecture and infrastructure technologies. She is a technology officer at Bradesco in the infrastructure area. She leads the delivery of solutions on various platforms to enable Bradesco's digital evolution and journey to the Cloud. She is responsible for the resilience program, the continuous use of automation and cybersecurity. She was CTO at IBM for financial markets and the first woman to be nominated Distinguished Engineer in Latin America. In February 2024, she was promoted to Executive Officer.

Education: Electrical Engineering with Electronic Emphasis from Universidade Federal do Rio de Janeiro – UFRJ.

Other Qualifications: MBA in Business Administration from IBMEC; MBA in Cloud from FIAP; Post Graduate Software Projects in UML from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ; Directing Innovation from Smith College; Leadership at the Peak from Center for Creative Leadership (CCL) and Advanced Management Program from Harvard (in progress).

•	Fernando Freiberger– Executive Officer:

Date of Birth: November 28, 1971.

Summary of Professional Experience: He started his career at BankBoston Banco Múltiplo S.A. in January 1993. In July 1999, he joined HSBC Bank Brasil S.A. - Banco Múltiplo, reaching the position of Executive Officer - Head of Commercial Banking in Brazil until October 2016, when the institution was acquired by Banco Bradesco S.A, when he was elected Officer. In January 2019, was elected Department Officer, responsible for Corporate.

Education: Economics Science from Faculdade Católica de Administração e Economia (FAE) -

Curitiba, PR.

Other Qualifications: Credit Associate Program - Credit Capital Markets Training from Bank Boston; Integrated People Management - Leading Strategy into Action - Duke Corporate Education; Lider Coach Program - Integrated Coaching Institute Media Training; High Performance Program from Insper and Risk Management - Programme for Leaders – IMD.

Current Position: Member of the Board of Trustees of Fundação Bradesco.

Previous Position: Officer of Kirton Bank S.A. - Banco Múltiplo; Senior Relationship Manager of Corporate Banking and Middle Market at BankBoston -Banco Múltiplo S.A.

181	– Form 20-F 2023 | Bradesco

•	José Augusto Ramalho Miranda – Executive Officer:

Date of Birth: January 28, 1980.

Summary of Professional Experience: He started his banking career in October 1999 at Banco Safra S.A., where he held many positions. In September 2007, he joined the HSBC Group, working at HSBC Corretora de Valores Ltda., HSBC Private Bank Suisse S.A. and HSBC Bank Brasil S.A. - Banco Múltiplo, where he remained until October 2016, when the institution was acquired by Banco Bradesco S.A., and, in December 2017, he was elected as Officer. In June 2019 he was elected Department Officer and in February 2024, he was promoted to Executive Officer.

Education: Business Administration from Pontifícia Universidade Católica de São Paulo - PUC-SP.

Other Qualifications: High Perf Leadership Program (HPLP) - Harvard Business School (2012); Leadership Developing Skills (EE) - NYU Stern (2017); Post for Management Development (PMD) - ISE/IESE (2018); Leadership at the Peak (LAP) - Center for Creative Leadership (2022) and Stanford Executive Program (SEP) - Stanford University (2024).

Current Position: Member of the Board of Trustees of Fundação Bradesco; Full Member of the Commission Private Banking Committee of ANBIMA and Member of the Board of Directors of Banco Bradesco Europa S.A.

Previous Position: Executive Officer of the BRAiN - Brasil Investimentos e Negócios and Full Member of the Private Banking Committee of ANBIMA.

•	Marcos Valério Tescarolo – Executive Officer:

Date of Birth: September 26, 1964.

Summary of Professional Experience: He worked for 34 years in the financial market at Banco Bradesco, starting his career in 1984 at the branch network. In 1999, he was transferred to the General Management, at Banco Bradesco's headquarters, to the department responsible for managing the branch network, leading all management-related processes such as: acquisition of banks, business and administrative management of branches, electronic and banking service points, achievement and management of payrolls, profitability, implementing the first CRM platform, segmentation and relationship with customers, implementation of restructuring and repositioning projects at national level, creation and implementation of management tools, planning, expansion and incorporation of branches, preparation of the annual budget, administrative and audit processes, relationship and attention to regulatory bodies. In April 2004, he was promoted to the position of Executive Superintendent for the Branch Network and in 2007, he was appointed to the Cards Department, responsible for the sale of products in all segments of Banco Bradesco, both individuals and companies. In 2007, he was promoted to Officer of Banco Bankpar, working in the area of charge cards until April 2012, and on the Boards of Directors of the companies Odontored S.A. and Odontored Seguros. In 2010, he was appointed to take over the Mexico operation, with the acquisition at the time, of the C&A México cards operation, with the mission of leading the company Bradescard México and all of its respective areas following the country's regulations. In 2018, he started managing consortium groups and, in December 2020, he returned to Banco Bradesco S.A. as an Officer, responsible for Bradesco Cards Department. In August 2023, he began Officer of Retail Network and in February 2024 he was elected Executive Officer.

Education: Business Administration from Universidade São Francisco.

Other Qualifications: Post-Graduation “Lato Sensu” in Business Economics - Financial Area from Pontifícia Universidade Católica de Campinas (PUC - Campinas); MBA-BRADESCO with Specialization in Financial Strategies and Marketing from Fundação Instituto de Administração FIA (FEA / USP); High Level Management - High Executive Management of companies from IPade Business School – Mexico; Urban101x: CitiesX from Harvard University and LEAD1X: Exercising Leadership: Foundational Principles from Harvard University.

Current Position: Officer of BBC Processadora S.A. and Tempo Serviços Ltda.

182	– Form 20-F 2023 | Bradesco

Previous Position: Vice President of ABECS - Brazilian Association of Credit Card and Services Companies; Effective Member of Board of Directors and Audit Committee of Odontored S.A.; Effective Member of Board of Directors of Odontored Seguros Dentales Sociedade Anonima de Capital Variável; Charmain of the Board of Managers of Bradescard México, Sociedad de Responsabilidad Limitada and RFS Human Management, Sociedad de Responsabilidad Limitada and Officer of Bradesco Administradora de Consórcios Ltda., Banco Bankpar S.A. and Banco Bradesco Cartões S.A.

•	Renata Geiser Mantarro – Executive Officer:

Date of Birth: August 27, 1967.

Summary of Professional Experience: She started her career at Banco Bradesco S.A in 1983 and in 1999, she started to work at the Audit and General Inspection Department. She held for three years the position of systems analyst at the New York branch, working with international banking processes, and was responsible for the Banco Bradesco Argentina IT Area of creation and implementation. In June 2011 she was promoted to the Executive Superintendent position of the Audit and General Inspection Department, where she worked until February 2018, when she was assigned to Banco Bradesco BBI S.A. In January 2020, she returned to Banco Bradesco S.A. as Director, leading the Compliance, Conduct and Ethics Department as the 2nd line of defense, watching over the Business Units and the IT function of the Bank and Related Companies. She was later assigned to the IT Governance Department, being responsible for the centralized management of the strategy, projects portfolio, financial performance, risks, suppliers and IT administration. In May 2023 she was promoted to the Department Director position, responsible for the Audit and General Inspection Department.

Education: Languages – graduation course from Faculdade Ibero Americana Languages, Translator and Interpreter qualification from Faculdade Ibero Americana.

Other Qualifications: “Lato Sensu” in Foreign Trade from Universidade Presbiteriana Mackenzie; MBA in Information Technology from Universidade de São Paulo FEA/USP; MBA International Management Program from Euromed Marseille - École de Management (France) - FEA/USP; “Lato Sensu” in Strategic Business from Faculdade de Administração e Negócios – FIA; Program for Management Development from IESE Business School - University of Navarra; Essential Leadership Skills for Organization (ELOS); MBA in Strategic Business Management from Fundação Getulio Vargas and Program of Leadership at the Peak – Colorado Springs - Center for Creative Leadership – CCL.

Current Position: Member of the Board of Trustees of Fundação Bradesco.

Previous Position: Officer at Bradesco Leasing S.A. - Arrendamento Mercantil; Vice President of the Board of Executive Officers of IBCB – Brazilian Institute of Banking Science; Officer at Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Banco Bradesco Financiamentos S.A., Banco Losango S.A. - Banco Múltiplo, BEC and BEM Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A.; Officer of Ágora Corretora de Títulos e Valores Mobiliários S.A.; Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários S.A.; Alternate Member of the Fiscal Council of Bradespar S.A.; Member of the Audit Committee at Elo Participações S.A and Elo Serviços S.A. and Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários.

•	Vinicius Urias Favarão – Executive Officer:

Date of Birth: November 20, 1974.

Summary of Professional Experience: He started his career as a Business Manager in 1992. At Banco Bradesco Cartões he was Executive Superintendent, responsible for the areas Network of Establishments American Express (Amex) and Credit Products in the portfolios Visa, Mastercard, Elo and Amex. In 2010, he was promoted to the position of Officer of Banco Bradesco Cartões and was responsible for the management of the areas of Products and Life Cycle of the credit card portfolios of all the brands managed by Bradesco. In 2013, as a General Officer of Bradesco Promotora, he worked on the transaction that resulted in the acquisition of Banco BMC by Banco Bradesco S.A. In 2017, he returned to Banco Bradesco Cartões as a responsible for issuing and managing the credit card portfolio of Banco Bradesco. In 2020, he worked as Officer of Banco Bradesco Financiamentos and, in February 2024, was elected Executive Officer of Banco Bradesco S.A., responsible for the areas: New Businesses/BHI, Institutional Relations, Strategy and Regulatory Relations, Corporate Strategy and General Secretariat.

183	– Form 20-F 2023 | Bradesco

Education: Business Administration from UNIP - Universidade Paulista.

Other Qualifications: Executive MBA in Finance from IBMEC; Executive MBA - “General Management” from IBMEC; MBA in Retail Business and Administration from FIA; AMD (Advanced Management Program) Bradesco from ISE Business School and Certification CCA+ Professional Member of the Board from IBGC (Instituto Brasileiro de Governança Corporativa).

Current Position: Member of the Board of Directors of Cielo S.A. - Instituição de Pagamento, Alelo Instituição de Pagamento S.A. and Livelo S.A.; Member of the People and Remuneration Committee of Cielo S.A. – Instituição de Pagamento.

Previous Position: Alternate Member of the Board of Directors of Aquarius Participações S.A.; Alternate Member of the Board of Directors of Chain Serviços and Contact Center S.A.; Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors and CEO of Elo Participações S.A.; Member of the Board of Directors of Crediare S.A. - Crédito, Financiamento and Investimento and Banco Digio S.A. (ex-CBSS S.A.).

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Statutory Board of Executive Officers is established at the Shareholders’ Meetings. These bodies comprise our Executive Officers, Department Officers, Officers, Regional Officers and Officers of our subsidiaries for the ensuing year. In 2023, our shareholders set the compensation for our Board of Directors and our Statutory Board of Executive Officers and our subsidiaries at R$657.1 million.

In 2023, our Directors, our Statutory Board of Executive Officers and our subsidiaries received compensation of R$647.2 million for their services. Regarding Management’s compensation, part of it was paid as variable compensation. The current compensation policy mandates that 50.0% of the net variable compensation amount is intended for the acquisition of BBD Participações S.A. class-B preferred shares (PNB BBD shares) and/or of preferred shares issued by Bradesco (PN Bradesco shares), which are saved and are unavailable (restricted shares), to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Statutory Board of Executive Officers and our subsidiaries have the right to participate in the same pension plans available to all our employees. In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for us. The amount of compensation and any post-employment benefits are based on management’s alignment with our short-, medium- and long-term results and risks, and are justified as a means to retain knowledgeable and high-quality Managers among our staff members. In 2023, we contributed R$613.1 million to pension plans on behalf of our Directors, Members of our Statutory Board of Executive Officers and of our subsidiaries.

184	– Form 20-F 2023 | Bradesco

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the Annual Shareholders’ Meeting. The members of our Board of Executive Officers are elected by the Board of Directors. In both cases, the election is for two-year terms, but it can also be extended for consecutive terms.

Currently, on the Board of Executive Officers, besides the Executive Officers, we have 53 Officers and 14 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Board of Executive Officers. To become an Officer, Officer or Regional Officer, a person must be an employee or manager at the Company or one of the affiliates.

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

Currently, our Fiscal Council has five effective members (José Maria Soares Nunes, Vicente Carmo Santo, Joaquim Caxias Romão, Mônica Pires da Silva and Ava Cohn) and five alternate members (Frederico William Wolf, Luiz Eduardo Nobre Borges, Artur Padula Omuro, Ludmila de Melo Souza and José Luis Elias), all of whom were reelected/elected at the Annual General Meeting of March 11, 2024. Only after approval by the Central Bank of Brazil will they assume their positions. The period of the mandate is a one-year term and will expire in March 2025. The attributions and other rules of the Fiscal Council are defined in our Charter, which are contained on the Investor Relations website (Bradesco RI).

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

The current members of the Audit Committee are Alexandre da Silva Glüher (coordinator), Amaro Luiz de Oliveira Gomes (qualified member) and Paulo Ricardo Satyro Bianchini. Alexandre da Silva Glüher is also a member of the Board of Directors.

185	– Form 20-F 2023 | Bradesco

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

6.C.40.03 Nomination and Succession Committee

This committee is made up of at least five members, all formally appointed and dismissible by the Board of Directors, including its Coordinator. The purpose of this Committee is to advise the Board of Directors in the nomination of Qualified Employees (Executive Superintendents and Regional Managers), within the scope of Bradesco Group.

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

186	– Form 20-F 2023 | Bradesco

6.C.40.04 Risk Committee

Composed of at least three and at most five members, all formally appointed and dismissed by the Board of Directors, including its Coordinator, the purpose of this Committee is to advise the Board of Directors in the performance of its duties related to risk and capital management.

6.C.40.05 Strategic Committee

Composed of at least three members with a maximum of five members, all formally appointed and removeable by the Board of Directors, including its Coordinator, this Committee is established to advise the Board of Directors in the performance of its duties related to the strategic management of the Company.

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

The Ombudsman is responsible for:

•	representing the client impartially, transforming the complaint into an experience that strengthens the relationship with the Institution, and driving improvements that generate mutual benefits;
•	ensuring strict compliance with legal and regulatory rules related to consumer’s rights and acting as a communication channel among us and our institutions authorized to operate by the Central Bank of Brazil, and our clients and users of its products and services, including mediating conflicts;
•	receiving, registering, instructing, analyzing and formally and properly dealing with complaints from clients and users of products and services of the above-mentioned institutions, which have not been resolved by the usual services offered by the branches or by any other service station;
•	giving necessary clarifications and replying to claimants regarding the status of complaints and the solutions offered;
•	following the principles of the Institutional Policy of Customer and User Relationship, which are ethics, accountability, transparency and diligence, in order to consolidate an institutional image of credibility, security and competence;
•	informing claimants of the waiting time for a final answer, which should not exceed ten business days, and may be extended, exceptionally and in a justified manner, only once, for an equal period limiting the number of extensions to 10.0% of total claims in the month, and the claimant must be informed of the reasons for the extension;
•	sending a conclusive response to the claimant’s complaint prior to the expiration of the above waiting time;

187	– Form 20-F 2023 | Bradesco

•	proposing to the Board of Directors corrective or improvement measures to procedures and routines, based on the analysis of the complaints received; and
•	preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, every six months, a quantitative/qualitative report regarding the Ombudsman’s performance, comprising the proposals addressed in item “e”, if any, in addition to keeping them informed of the outcome of the measures adopted by the institution’s managers to address them.

According to our Bylaws and in order to comply with the rules of the Central Bank of Brazil, in March 2024, Mr. Marcos Daniel Boll was appointed Ombudsman by the Board of Directors, with an effective mandate until the first Board of Directors meeting to be held after the Annual Shareholders’ Meeting of 2024.

6.C.60 Legal Advice

The Board of Directors and the Board of Executive Officers established, in February 2019, the Legal Advice Department.

The Department's duties include providing legal advice to the Board of Directors and to the Board of Executive Officers concerning issues of strategic interest, the shareholding, contractual, and regulatory fields; and following up on legal and administrative actions of high complexity for the Group.

6.C.70 Audit and General Inspection

It is the responsibility of the Audit and General Inspection Department, which is subordinate and reports functionally, administratively and operationally to the Board of Directors of Banco Bradesco S.A., consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information processes and systems; compliance with the legal, infra-legal and regulatory framework, internal Standards and Codes of Conduct applicable to members of the Group's staff; and the safeguarding of assets in relation to its strategic goals and objectives.

The performance is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Auditing, the IIA Code of Ethics, the Sector Code of Ethics for Internal Auditors of the Bradesco Group and the internal guidelines defined by the Internal Audit Department within the Bradesco Group and, where applicable, third parties/suppliers.

6.D. Employees

As of December 31, 2023, we had 86,222 employees, of which 74,746 were employed by us and 11,476 were employed by our affiliates.

The following table presents the number of employees by countries in which we operate.

Countries with operation	Total number of employees
Brazil	85.592
United States	285
Argentina	1
England	5
Luxembourg	61
Mexico	255
China	5
Cayman Islands	18
Total	86.222

188	– Form 20-F 2023 | Bradesco

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

As of December 31,	2023	2022	2021
Total number of employees	86,222	88,381	87,274
Number by category of activity
Bradesco	86.7%	85.5%	86.6%
Insurance	8.2%	7.8%	7.5%
Pension plans products	0.9%	0.7%	0.7%
Other categories	4.2%	6.0%	5.2%
Number by geographic location
Cidade de Deus, Osasco	15.7%	13.7%	11.0%
Alphaville, Barueri	4.2%	3.8%	4.5%
São Paulo	13.6%	16.1%	17.0%
Other locations in Brazil	65.8%	65.8%	67.1%
International	0.7%	0.7%	0.4%

We have two working shifts. Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day work week.

As of December 31,	2023	2022	2021

% of employee
Part-time work	15.4%	16.2%	17.8%
Full-time work	84.6%	83.8%	82.2%

We have a diverse workforce strengthened by the heterogeneity of the Brazilian population. At the end of the period, throughout Brazil, 51% of our workforce was made up of women, 29% of Black people and 5% of people with disabilities.

We have established a robust governance for diversity, equity and inclusion, formed by the Sustainability and Diversity Committee, which has the participation of the Chief Executive Officer and the Chairman of the Board of Directors; by the Diversity, Equity and Inclusion Working Group, formed by employees from various areas and from different seniorities who work in initiatives for the evolution of the theme; Affinity Groups (AGs), with voluntary participation of any employee, regardless of the hierarchical level, on the fronts of ethnic-racial inclusion, gender, disabled people, intergenerational and LGBTI+. Each Group has a coordinator, who has the identifying marker of the theme represented by the AG and who is a member of the Diversity, Equity and Inclusion Working Group.

In addition, in the Human Resources structure, the area of Diversity, Equity and Inclusion is responsible for catalyzing transformations and managing initiatives that drive representativeness in the functional framework, acting mainly in five pillars: People with Disabilities, Gender, LGBTI+, Longevity and Ethnic-racial.

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2023, 42.3% of our employees were associated with one of the labor unions that represent our employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is due mostly to our practice of appreciating staff and encouraging transparent relationships.

Aiming at the physical, family, financial and emotional well-being of our employees, we offer a package of benefits with health and dental plan. enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, a private pension, life insurance with varying coverages, transportation allowance to assist with travel expenses, childcare/babysitting assistance for child care and meal and food vouchers to ensure a balanced life. We also maintain partnerships with companies in the market to enable our employees to purchase products and services with special conditions.

We have Bradesco’s Health, Well-being and Quality of Life Program – Viva Bem, focused on preventing diseases and promoting health through habits, attitudes and behaviors, available for employees, dependents and family members. The initiatives of the program are divided into three pillars: Balance, Healthy and Movement and we offer, for example, broad psychosocial support for diverse health-related situations, including cases of critical incidents, encouraging physical activities, vaccination campaigns against influenza, nutritional support and various integration actions that include employees and family members. Through these initiatives, we contribute to maintaining the organizational climate, leaving it more harmonious, integrated, healthy and collaborative, as well as valuing the health and quality of life of the employees, providing conditions of balance between work, health and family.

189	– Form 20-F 2023 | Bradesco

In accordance with the collective convention of labor, we offer to our employees a profit-sharing program and the Outstanding Performance Award (PDE), designed for employees who work in the commercial structure of the Branch Network and who have exceeded the performance ordinarily expected.

Through Universidade Corporativa Bradesco – UniBrad (Bradesco Corporate University), whose mission is to provide education geared towards professional excellence and social mobility, we offer development solutions and training to our employees. In 2023, we invested more than R$102,0 million in education.

In 2023, UniBrad recorded over 1.9 million participations in its various programs and learning solutions, demonstrating the interest and importance of providing development opportunities.

Our employees were able to learn with more than 4,500 thousand asynchronous and 1,167 thousand synchronous solutions. Among the themes were, data study, corporate skills development, mental health, quality of life, time management, financial education and diversity.

Finally, we were ranked by various publications/directories, such as the Career of Dreams research - Cia dos Talentos, the Most Attractive Employers in Brazil - Universum and the CIEE Award - Best Internship Programs. In addition, we were recognized among the companies that promote excellent work environments amongst the following lifestyle groups the: Women, Persons with Disabilities (PwD), Ethnic Racial and Health. We were present in the Top Employers Certification and the LinkedIn Top Companies Brazil list, which was among our highlights of 2023, we were also recognized as one of the Great Places to Work, in the FIA FEEx Research and we are part of the Bloomberg Gender Equality Index.

6.E. Share Ownership

As of March 11, 2024, the members of our Board of Directors and Statutory Board of Executive Officers indirectly held 0.88% of our total capital, through BBD Participações S.A. (BBD Participações). In addition, some of our directors and statutory officers directly hold shares of our share capital. However, as of March 11, 2024, none of our directors and officers, individually or jointly, owned more than 1.0% of any class of our shares.

6.F. Disclosure of a registrant's action to recover erroneously awarded compensation

Not Applicable.

190	– Form 20-F 2023 | Bradesco

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 11, 2024, our share capital was composed of 5,330,304,681 common shares and 5,311,865,547 preferred shares, with no par value.

For information on shareholders’ rights and our dividend distributions, see “Item 8.A. Consolidated Statements and Other Financial Information – 8.A.30 Policy on dividend distributions” and “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”.

The following chart illustrates our shareholding structure as of March 11, 2024:

BBD PART S.A. (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
47.93% COMMON
47.93% TOTAL
AGUIAR FAMILY
16.63% COMMON
16.63% TOTAL
CIDADE DE DEUS
35.44% COMMON
35.44% TOTAL
45.98% COMMON
0.02% PREFERRED
23,04% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
NCF
MARKET
0.15% COMMON
0.08% TOTAL
28.33% COMMON
97.72% PREFERRED
62,97% TOTAL
8.50% COMMON
2.26% PREFERRED
5.38% TOTAL
17.19% COMMON
8.61% TOTAL
BRADESCO

191	– Form 20-F 2023 | Bradesco

The following table shows the direct shareholding of our outstanding common and preferred shares as of March 11, 2024, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	2,445,219,983	45.98%	1,292,135	0.02%	2,446,512,118	23.04%
Fundação Bradesco(1)	914,471,634	17.19%	3	0.00%	914,471,637	8.61%
NCF Participações	451,890,822	8.50%	119,774,968	2.26%	571,665,790	5.38%
Subtotal	3,811,582,439	71.67%	121,067,106	2.28%	3,932,649,545	37.03%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Samuel Monteiro dos Santos Junior	(*)	(*)	(*)	(*)	(*)	(*)
Walter Luis Bernardes Albertoni	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Roberto Simões da Cunha	(*)	(*)	(*)	(*)	(*)	(*)
Rubens Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	17,412,365	0.33%	41,484,799	0.78%	58,897,164	0.55%
Members of the Diretoria Executiva
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Rogério Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
João Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Oswaldo Tadeu Fernandes	(*)	(*)	(*)	(*)	(*)	(*)
Edilson Dias dos Reis	(*)	(*)	(*)	(*)	(*)	(*)
Juliano Dias dos Reis	(*)	(*)	(*)	(*)	(*)	(*)
André Luis Duarte de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Cíntia Scovine Barcelos de Souza	(*)	(*)	(*)	(*)	(*)	(*)
Fernando Freiberger	(*)	(*)	(*)	(*)	(*)	(*)
José Augusto Ramalho Miranda	(*)	(*)	(*)	(*)	(*)	(*)
Marcos Valério Tescarolo	(*)	(*)	(*)	(*)	(*)	(*)
Renata Geiser Mantarro	(*)	(*)	(*)	(*)	(*)	(*)
Vinicius Urias Favarão	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	76,426	0.00%	1,645,868	0.03%	1,722,294	0.02%
Subtotal	3,829,071,230	72.00%	164,197,773	3.10%	3,993,269,003	37.60%
Other	1,489,262,851	28.00%	5,137,078,574	96.90%	6,626,341,425	62.40%
Outstanding Shares	5,318,334,081	100.00%	5,301,276,347	100.00%	10,619,610,428	100.00%
Treasury shares	11,970,600	0.00%	10,589,200	0.00%	22,559,800	0.00%
Total	5,330,304,681	100.00%	5,311,865,547	100.00%	10,642,170,228	100.00%

(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, NCD and NCF Participações, 22.83% of our total shares.

(*) None of the members of our Board of Directors and Statutory Board of Executive Officers, individually or jointly, owned, directly, 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see “Item 6.E. Share Ownership”.

192	– Form 20-F 2023 | Bradesco

The following is a description of our principal beneficial shareholders as of March 11, 2024. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares. Shares held by members of our Board of Directors and Statutory Board of Executive Officers do not have special voting rights in relation to shares held by our other shareholders.

➢	Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações (Cidade de Deus) is a holding company that, as of March 11, 2024, owned 25.16% of our total shares, with 23.04% directly and 2.13% indirectly participation. On our common shares (voting capital), Cidade de Deus owned 45.98%.

➢	Nova Cidade de Deus Participações

Nova Cidade de Deus Participações (Nova Cidade de Deus) is a holding company that, on March 11, 2024, held indirectly a 12.07% of our total capital.

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

Fundação Bradesco is a non-profit institution, supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. On March 11, 2024, Fundação Bradesco held a total 31.44% of our capital, with 8.61% directly and 22.83% indirectly. On our common shares (voting capital), Fundação Bradesco owned 17.19%.

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

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, Fundação Bradesco has invested in education as a foundation for the integral development of children and young people across the nation, through the promotion of free education and excellence in various fronts of action.

All 40 school units are owned by Fundação Bradesco and are distributed within the 26 Brazilian states and the Federal District, installed primarily in regions with significant socioeconomic vulnerability, contributing to the development of the region via the transformational impact on the lives of students and communities around them, changing the educational reality of the whole country. In 2023, Fundação Bradesco benefited more than 42,000 students in its schools, primarily in Basic Education – from early childhood education to high school including technical vocational education.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the necessary items to ensure equal learning in all regions of Brazil.

193	– Form 20-F 2023 | Bradesco

Our “Escola Virtual” (Virtual School) e-learning portal’s distance learning programs (EaD), which provides fast and free courses, benefited around 2 million students who completed at least one of more than 80 fast courses offered.

Fundação Bradesco’s 2023 budget totaled R$894.0 million. Over the last 10 years, Fundação Bradesco has invested a total of R$9.5 billion (at current values).

➢	BBD

BBD Participações S.A (BBD Participações) is a holding company that, on March 11, 2024, held indirectly 3.15% of our total capital.

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

NCF Participações is a holding company, which, as of March 11, 2024, directly held 5.38% direct of our total capital and 8.50% of our common shares (voting capital).

➢	Market

Direct market holdings represented 27.93% of our voting capital as of March 28, 2024 and 96.68% of our preferred shares. Common and preferred shares held by the market accounted for 62.25% of our share capital.

As of March 28, 2024, 1,148 foreign investors with a stake in our share capital in the amount of: (i) 56.90% of preferred shares; and (ii) 11.96% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.01% of preferred shares and the ADRs (American Depositary Receipts) accounted for 17.86% of preferred shares and 0.05% of common shares.

7.B. Related Party Transactions

Transactions with related parties are conducted on conditions and at rates consistent with those entered into with third parties:

December 31	R$ in thousands
	2023	2022	2021
Assets
Loans and advances to banks	-	500,259	431,132
Securities and derivative financial instruments	597,902	332,787	359,430
Loans and other assets	3,724,974	915,395	314,116
Liabilities
Customer and financial institution resources	(5,223,199)	(4,620,807)	(4,485,330)
Securities and subordinated debt securities	(20,369,788)	(18,035,730)	(14,942,519)
Derivative financial instruments	-	-	(34,815)
Other liabilities	(15,693,517)	(16,979,200)	(12,370,798)
INCOME AND EXPENSES
Net interest income	(3,507,514)	(2,673,607)	(871,667)
Other expenses net of other operating revenues	(1,890,228)	(2,101,012)	(1,401,038)

194	– Form 20-F 2023 | Bradesco

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

8.A.20 Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, and which relate to:

•	Labor matters: The labor matters in which we were involved during the year ended December 31, 2023, are mainly claims brought by former employees and outsourced employees seeking indemnifications, in particular, for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). Given that labor lawsuits have similar characteristics and are not subject to a court judgment, the provision for labor matters is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.
•	Tax-related matters: We are also party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to the constitutionality of certain taxes, as well as the fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes, whose collection we consider to be inappropriate; others stem from inappropriate collections (notifications) of supervisory agencies of the Ministry of Finance and others aim to recover taxes which we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have, in general, been provisioned for in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, the taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 37 to our consolidated financial statements, “Item 18. Financial Statements”, for a description of our most relevant tax claims.
•	Civil matters: We are party to various civil lawsuits, although none of them are individually material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D.

195	– Form 20-F 2023 | Bradesco

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

As of December 31, 2023, we had a total provisioned amount – which we believe to be adequate to cover any probable outflow of cash or other economic resources required to settle the provision – in the amount of R$20,269 million and whose allocation was:

•	42.4% in civil matters;
•	34.8% for risks related to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS; and
•	22.8% for labor claims.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to (i) tax and social security matters, which totaled R$46,704 million as of December 31, 2023 (R$39,704 million as of December 31, 2022); and (ii) those related to civil claims which totaled R$9,977 million as of December 31, 2023 (R$9,211 million as of December 31, 2022).

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

196	– Form 20-F 2023 | Bradesco

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

Our shares (BBC3 and BBDC4) are listed on Brazil’s main stock indexes, including the indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, IBrX-50 and IBrX-100, respectively, selected from among the most traded shares on B3; the IBrA (Broad Brazil Index); the IFNC (Financial Index, composed of banks, insurance companies and financial institutions); the ISE (Corporate Sustainability Index); the IGCX (Special Corporate Governance Stock Index); the IGCT (Corporate Governance Trade Index); the ITAG (Special Tag-Along Stock Index), the index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices (ICO2); and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed). Abroad, our shares are listed on the Dow Jones Sustainability World Index, in the Dow Jones Sustainability Emerging Markets portfolio of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

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

197	– Form 20-F 2023 | Bradesco

•	reimburse the depositary bank for any taxes, governmental charges or fees the depositary bank has paid;
•	pay any transfer fees as required by the deposit agreements;
•	produce satisfactory proof of identity and genuineness of their signatures or any other documents required by the deposit agreements;
•	comply with any United States, Brazilian or other applicable laws or governmental regulations; and
•	comply with such reasonable regulations, if any, as we and the depositary bank may establish consistent with the deposit agreements.

All of our outstanding shares are fully paid and non-assessable.

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several ways:

•	each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.04 Voting rights”; and
•	the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.01 Preemptive rights”.

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

As of December 31, 2023, the aggregate market capitalization of the 378 companies listed on the B3, was equivalent to US$992.6 billion and the 10 largest companies listed on the B3 represented 46.4% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2023, we accounted for 3.6% of the market capitalization of all listed companies on the B3.

198	– Form 20-F 2023 | Bradesco

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

199	– Form 20-F 2023 | Bradesco

To join B3’s “Novo Mercado” segment, an issuer must meet the “Novo Mercado” rules related to the governance structure and the shareholders’ rights: (i) the capital must be composed exclusively of common shares with voting rights; (ii) in the case of transfer of control, all shareholders must have the right to sell their shares at the same price (tag along of 100%) attributed to the shares held by the controller; (iii) install the area of Internal Audit, role of Compliance and Audit Committee (statutory or non-statutory); (iv) in the event that the company leaves the “Novo Mercado”, it must conduct a public offer for acquisition of shares (OPA) at fair value, in which at least 1/3 of the holders of shares in circulation must accept the OPA or agree with the exit from the segment; (v) the board of directors has to include, at least, 2 or 20% of independent directors, whichever is higher, with a unified term of up to two years; (vi) the company undertakes to maintain at least 25% of the shares in circulation (free float), or 15%, in the event of ADTV (average daily trading volume) of more than R$25 million; (vii) the company must structure and disseminate the evaluation process for the board of directors, its committees and the board of executive officers; (viii) the company must draft and disseminate policies relating to (a) compensation; (b) nomination of members to the board of directors, its advisory committees and statutory board of executive officers; (c) risk management; (d) transactions with related parties; and (e) trading of securities with minimum content (except for the compensation policy); (ix) the company must agree to simultaneous disclosure, in English and Portuguese, of relevant facts, information about earnings and press releases of income statements; and (x) the company must release monthly negotiations with securities issued by the company and controlling shareholders.

In June 2001, we executed an agreement with B3 to list our shares on the “Level 1” segment, effective immediately after the disclosure of the offer’s opening date in Brazil. We agreed to comply with and continue to comply with all of the “Level 1” listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

200	– Form 20-F 2023 | Bradesco

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

201	– Form 20-F 2023 | Bradesco

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

202	– Form 20-F 2023 | Bradesco

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

203	– Form 20-F 2023 | Bradesco

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

The approval of holders of at least one-half of the issued common shares is required for the following actions:

•	reducing the mandatory distribution of dividends;
•	approving a takeover, merger or spin-off;
•	approving our participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships), as defined under the Brazilian Corporate Law;
•	changing our corporate purpose;
•	ceasing our state of liquidation; and
•	approving our dissolution.

Pursuant to Brazilian Corporate Law, holders of common shares, voting at a Shareholders’ Meeting, have the exclusive power to:

•	amend our Bylaws, including changes to the rights of the holders of the common shares;
•	elect or dismiss members of our Board of Directors;
•	receive the annual accounts prepared by our Management and accept or reject management’s financial statements, including the allocation of net income for the payment of the mandatory dividend and allocation to the various reserve accounts;
•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our Bylaws;
•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of share capital; and
•	approve corporate restructurings, such as takeovers, mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

204	– Form 20-F 2023 | Bradesco

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

This right of withdrawal may be exercised:

•	by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares), in the event that a Shareholders’ Meeting resolves to:
o	create preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;
o	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;
o	create a new class of preferred shares with greater privileges than the existing class of preferred shares; or
•	by the dissenting or non-voting shareholders (including any holder of preferred shares), in the event that an annual shareholders’ meeting resolves to:

205	– Form 20-F 2023 | Bradesco

o	reduce the mandatory distribution of dividends;
o	change our corporate purpose;
o	transfer all of our shares to another company, making us a wholly-owned subsidiary of such company, known as an incorporação de ações; or
•	by the dissenting or non-voting holder of common shares, in the event that a Shareholders’ Meeting resolves to:
o	acquire control of another company at a price exceeding certain limits set forth in Brazilian Law;
o	merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;
o	participate in a grupo de sociedades as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or
o	spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

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

206	– Form 20-F 2023 | Bradesco

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

10.B.30 Brazilian rules related to information disclosure

In 2021, through CVM Resolution No. 44/21, later amended by CVM Resolution No. 60/21, the CVM determined regulations regarding the disclosure of information to the market. These regulations include provisions which:

•	determine what information must be filed with the CVM in the form of a notice to the shareholders or a material fact (fato relevante). The material fact includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;
•	expand the list of events that may be considered material, including, among others:
o	execution of an agreement for the transfer of the shareholding control of the company, even under a suspensive or resolutive condition;
o	change in the control of the company, including through the signing, amendment or termination of the shareholders’ agreement;
o	the signature, amendment or termination of shareholders’ agreements to which the company is a party, or which have been registered in our records;

207	– Form 20-F 2023 | Bradesco

o	the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;
o	any authorization to trade our securities in any market, national or abroad;
o	a decision upon deregistration of a publicly held company;
o	the merger, consolidation or spin-off of a company or its affiliates;
o	the change or dissolution of the company;
o	the change in the composition of a company’s share capital;
o	the change in accounting criteria;
o	the debt renegotiation;
o	approval of a stock option plan to purchase shares;
o	the change in rights and advantages attached to the securities of a company;
o	split or reverse split of shares or attribution of bonus;
o	the acquisition of a company’s shares to keep in treasury or cancellation, and their sale;
o	the company’s profit or loss and the allocation of its cash dividends;
o	the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public’s knowledge;
o	the approval, change or abandonment of a project or delay in its implementation;
o	inception, resumption or stoppage of the manufacturing or commercialization of product or the provision of service;
o	discovery, change or development of technology or resources of the company;
o	change of projections disclosed by the company; and
o	agreement with creditors, request or confession of bankruptcy or filing of a legal action that might affect the economic and financial situation of the company.
•	extend, in the event our executive officer in charge of investor relations does not make required disclosure, the responsibility to make the required disclosure to our controlling shareholders, our Management, the members of our Fiscal Council and to any member of a technical or consulting body created by our Bylaws;
•	extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our Bylaws and our employees in charge of the issues considered material fact;
•	forcing the Investor Relations Officer to provide clarifications on the disclosure of material act or fact by request of the CVM or the stock market, at any moment;
•	disclose the information contained in material facts in all markets where our securities are traded;
•	disclose any intention to delist the company within the period of one year if we acquire a controlling participation in a company that has its securities traded on a market;
•	extend the rules regarding disclosure requirements related to the acquisition and sale of a relevant shareholding, or the acquisition and sale of our securities by our managing shareholders, members of our Fiscal Council or any member of a technical or consulting body created by our Bylaws; and
•	before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our Board of Directors, Fiscal Council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

208	– Form 20-F 2023 | Bradesco

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

209	– Form 20-F 2023 | Bradesco

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

Holders of our ADSs will receive notifications and voting instructions in relation to any meetings only if we authorize and direct the depositary bank to distribute such information to the holders. If we do not provide that authorization and direction to the depositary bank, holders of ADSs will not be able to vote at our meetings, unless they surrender their ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement. If we authorize and direct the depositary bank to distribute voting instructions to our ADS holders, such holders may instruct the depositary bank to vote in accordance with the number of shares represented by their ADSs. See “Item 3.D – Risk Factors – 3.D.50 Risks relating to our shares and ADSs” – 3.D.50.01 The Deposit Agreements governing the ADSs provide that holders of the ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to establish voting instructions; and there are practical limitations we may give such holders on any ability to vote”.

210	– Form 20-F 2023 | Bradesco

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

The registered capital for each share purchased in Brazil and deposited with the custodian is equal to its purchase price (informed in U.S. dollars). If an ADR holder chooses to cancel ADRs in exchange for the underlying shares, the investment in the shares may be registered with the Central Bank of Brazil. This registration is necessary for the holder to receive dividends or proceeds from the sale of the shares outside of Brazil.

When a holder of ADRs exchanges ADRs for the underlying shares, the holder is entitled to either:

•	sell the shares on the stock exchange and remit the proceeds abroad within five business days; or
•	freely convert the investment in the underlying shares to either an investment under CMN Resolution No. 4,373/14 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

211	– Form 20-F 2023 | Bradesco

Holders that do not comply with the rules previously described may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank of Brazil. Holders that do not comply with these rules may also be subject to monetary penalties.

10.E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences regarding the acquisition, ownership and disposal of our shares and ADRs. However, it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our shares and/or ADRs. Accordingly, prospective purchasers of our shares or ADRs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposal of our shares and/or ADRs.

This summary is based upon the tax laws of Brazil and the United States in effect on the date hereof, which are subject to change.

Currently, there is no income tax treaty to avoid double taxation between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian tax authority assures to residents in Brazil the right to deduct from income tax due the amount of tax levied on income that has already been paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be provided regarding the possibility of a treaty of this kind, nor how it will affect the U.S. holders of our shares or ADRs. Accordingly, prospective holders of our shares or ADRs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposal of shares or ADRs in their particular circumstances.

10.E.10 Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposal of our shares or ADRs by a holder not residing in Brazil.

10.E.10.01 Taxation of dividends

Dividends related to our shares paid to the holders of ADRs or to an investor who is a non-resident in Brazil, are not subject to Brazilian withholding income tax, provided that these dividends are paid from the profits generated as of January 1, 1996. Dividends paid from profits before January 1, 1996 may be withheld at the variable rates, according to the legislation applicable at the time.

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

Surplus paid on 2007 Profits (Surplus Dividends) should, in the opinion of the tax authorities and in the specific case of non-resident beneficiaries in Brazil, be subject to taxation as follows: (i) Withholding Income Tax at Source (IRRF) at a rate of 15.0% in the case of non-resident beneficiaries in Brazil, but which were not domiciled in a tax haven (as described on the item 10.E.10.04 Tax haven (JTF) below); or (ii) IRRF at a rate of 25.0% in the case of non-residents in Brazil, domiciled in the tax haven.

212	– Form 20-F 2023 | Bradesco

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

In November 2023, as noted previously, the National Congress promulgated PEC No. 45/19 – Constitutional Amendment No. 132/23 – responsible for the Tax Reform in Brazil, specifically in relation to taxation on consumption. However, a period of 90 days after the promulgation of the Amendment was stipulated for the Executive Branch to forward to the National Congress a bill that reinforces the taxation on income, accompanied by the corresponding estimates and studies of budgetary and financial impacts.

It should also be noted that the Congress is currently discussing, among other matters, the taxation of the distribution of dividends and the removal of interest on equity, for example. The bill responsible for both matters is still awaiting the plenary vote. However, with the enactment of PEC No. 45/19, it is likely that the tax reform on income will be elaborated on as soon as possible.

Finally, Minister Fernando Haddad indicated that the 2nd phase of the Tax Reform would be planned only for 2025.

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

In relation to the ADRs, despite the subject not being ruled upon in Brazil, it is possible to argue that gains recorded by an investor non-resident in Brazil in the divestiture of these assets to another non-resident, should not be subject to taxation in Brazil. Such arguments would be based on the understanding that the ADRs do not represent Brazilian assets for purposes of the application of Law No. 10,833/03, because they represent securities issued and traded on stock exchanges abroad.

It is important to emphasize that, for purposes of the Brazilian legislation, the rules applicable to gains earned as a result of the divestiture of shares or ADRs may vary according to the domicile of the investor non-resident in Brazil, in accordance with the form through which he has recorded his investment before the Central Bank of Brazil and/or in accordance with the way that the divestiture is structured and performed.

213	– Form 20-F 2023 | Bradesco

The deposit of our shares in exchange for ADRs may be subject to income tax, in the event of any capital gain ascertained by an investor non-resident in Brazil. There may be a capital gain if the cost of acquisition of our shares is less than the average price. In this case, the difference between the average price of our shares and the corresponding acquisition cost can be considered a capital gain. The withdrawal of ADRs in exchange for shares, should not, in principle, be understood as an operation liable to result in capital gain subject to income tax, provided that the regulatory rules in relation to the registration of the investment before the Central Bank of Brazil are appropriately observed.

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

Other gains earned on the divestiture of shares that are not carried out on Brazilian stock exchanges are subject to income tax at progressive rates that vary from 15.0% to 22.5% as detailed below, except for residents in locations considered tax havens, which, in this case, are subject to income tax at a rate of 25.0%. With regard to gains earned on the disposal of shares by an Investor 4,373 not resident in a place considered as a tax haven, which are not carried out on the Brazilian stock exchange, there is an understanding that the income tax rate of 15% applies, and not progressive rates ranging from 15.0% to 22.5% (given different interpretations, possible stock buyers and ADRs should consult their own tax consultants on this matter).

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

As a general rule, the gains recorded as a result of the divestiture of shares or ADRs are equivalent to the positive difference between the sale value of the shares or ADRs and the respective costs.

The exercise of any preemptive right related to shares or ADRs will not be subject to taxation on income in accordance with the Brazilian legislation currently in force. Any gain on the sale or exercise of rights of preference related to shares or ADRs by an investor non-resident in Brazil will be subject to taxation in accordance with the same rules applied in the case of divestiture of those shares.

214	– Form 20-F 2023 | Bradesco

10.E.10.03 Interest on shareholders’ equity (JCP)

Brazilian legislation allows a Brazilian company, instead of distributing dividends, to perform a distribution of interest on shareholders’ equity to its own shareholders, treating such values as deductible in calculating the actual profit and in the calculation base of the Social Contribution. For taxation purposes, the interest on shareholders’ equity is limited to the daily variation pro rata of the Long-term Interest Rate (TJLP), as the subsequent determinations of the Central Bank of Brazil and may not exceed the higher of the following values:

•	50.0% of the net income (after deduction of the Social Contribution, however before considering the provision related to the Corporate Income Tax and the amount attributable to the shareholders as JCP) established in the period in which the payment is carried out; and
•	50.0% of accumulated profits and profit reserves established on the date of commencement of the period in which the payment is made.

Specifically, in relation to the payment of JCP for non-resident shareholders, such consignments are subject to IRRF at a rate of 15.0%, or 25.0%, where the recipient of the income is domiciled in a tax haven.

The values paid as JCP are subject to deduction in the calculation of the IRPJ and CSLL, which taxes are due on the profit, observing the limits detailed above.

Law No. 14,789/23, published at the end of 2023, which ended the tax exemption previously granted to companies taxed under the real profit regime for the investment subsidies they received, also introduced changes related to the JCP.

According to the aforementioned law, for the purpose of calculating the basis of calculation of the JCP, the positive changes in net worth arising from business transactions between related parties, which do not involve the effect of the entry of new assets to the legal entity and lead to a permanent increase in assets, will not be considered, regardless of the provisions of the accounting standards.

In this sense, except in the cases mentioned above, they will be taken into account for the purposes of calculating the JPC:

•	any accounting depreciation entries made in equity items that are not provided for in the list provided for in Article 9, paragraph 8 of Law No. 9,249/95, when they arise from the same facts that gave rise to positive accounting entries made in the items provided for in the said paragraph; and

•	the negative values recorded in the balance sheet adjustment account resulting from corporate acts between dependent parties.

Note that, with the publication of Constitutional Amendment No. 132/23, the Executive Branch will present a new text for tax reform, among the proposals we cannot rule out the possibility of the extinction of JCP. Considering the uncertainties about the approval of the Tax Reform, as well as its final wording, it is not possible to foresee future tax impacts applicable to the JCP.

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

215	– Form 20-F 2023 | Bradesco

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

10.E.10.05 Tax on Foreign Exchange Transactions

In accordance with Decree No. 6,306/07, the conversion of foreign currency into Brazilian currency, or vice-versa, shall be subject to tax on foreign exchange operations (IOF/Exchange). The rate of the current tax on foreign exchange operations, applicable to most of the foreign exchange operations, is 0.38%. However, foreign exchange operations carried out for inflows of resources in Brazil by an Investor 4,373 are subject to tax on foreign exchange operations at a rate of 0%: (i) in the case of variable income operations carried out on the Brazilian stock exchange, as well as acquisitions of shares of publicly held Brazilian companies or subscription of shares related to capital contributions, provided that the issuing company has registered its shares to be traded on the stock exchange; and (ii) for the transfer of resources from Brazil, related to this type of investment, including payments of dividends and JCP and the repatriation of resources invested in the Brazilian market. Additionally, the tax on foreign exchange operations is currently charged at a rate of 0% on the cancellation of ADRs in the exchange for shares.

In any case, the tax rate on foreign exchange operations can be increased at any time by an act of the Federal Executive Branch, up to the percentage of 25.0%, in relation to the transactions that occurred after this possible amendment.

Decree No. 11,153/22 brought a gradual reduction in the IOF rate on exchange operations. The reduction applies only to the operations listed in sections VII, IX, X and XXII of the caput of article 15-B of Decree No. 6,306/07. Starting on January 2, 2023, with a rate of 5.38%, the reduction will extended until January 2, 2028, when it will reach 0%. In 2024, the updated rate will be 4.38% as of January 2, 2024.

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

216	– Form 20-F 2023 | Bradesco

10.E.10.07 Other federal Brazilian taxes

Despite the fact that the Federal Supreme Court, in the judgment of Extraordinary Appeal 851.108/SP, decided that ITCMD cannot be applied to inheritance, gift or succession applicable to the ownership, transfer or disposal of preferred shares or ADRs by an investor non-resident in Brazil, before editing Complementary Law regulating the matter, modulating the effects of the decision for operations carried out from April 20, 2021.

The Tax Reform, enacted through Constitutional Amendment No. 132/23, known mainly for the changes on consumption taxes in Brazil, also addressed the ITCMD. According to the legal text, until a supplementary law that regulates the taxation of donations made by donors domiciled or resident abroad is published, the following rules must be respected:

•	with respect to real estate and their rights, the State in which the asset is located, or the Federal District will have competence;
•	if the donor is domiciled or resident abroad:

a) the State where the recipient is domiciled or the Federal District will have competence;

b) if the recipient is domiciled or resident abroad, the State in which the asset is located or to the Federal District will have competence;

•	for the assets of de cujus, that is the deceased person whose assets are under discussion, even if the asset is located abroad, the State where the person was domiciled, the Federal District or, if the person was domiciled or resident abroad, where the successor or legatee is domiciled, will have competence.

There are no Brazilian taxes on stamps, issue, registration or similar by investors holding our shares or ADRs.

10.E.10.08 Registered capital

Amounts invested in securities by a holder not residing in Brazil who: (i) qualifies for benefits under CMN Resolution No. 4,373/14 and who registers with the CVM; or (ii) holds ADRs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank of Brazil. In the case of ADRs, since the shareholder on record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

10.E.10.09 U.S. federal income tax considerations

The statements regarding U.S. tax law set forth below are based on U.S. laws in force on the date of this annual report and changes to such laws subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of the shares and ADRs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of the shares and ADRs. This summary applies only to purchasers of the shares and ADRs who will hold the shares and ADRs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more, directly or by attribution, of our shares by vote or value (taking into account shares held directly, through depositary arrangements or through attribution), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in the shares or ADRs on a mark-to-market basis, and persons holding the shares or ADRs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult their own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in the shares or ADRs.

217	– Form 20-F 2023 | Bradesco

In this discussion, references to a “U.S. holder” are to a holder of a share or ADR that: (i) is a citizen or resident of the United States; (ii) is a corporation organized under the laws of the United States of America, any state thereof or the District of Columbia; or (iii) is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares and ADRs.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares or ADRs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors regarding the consequences of an investment in the shares or ADRs.

The shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, holders of ADRs generally will be treated as owners of the shares represented by such ADRs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADRs will be subject to taxation at reduced rates if the dividends are “qualified dividends”. Dividends paid on the ADRs will be treated as qualified dividends if: (i) the ADRs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADRs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are listed. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of the shares or ADRs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADRs and the shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

218	– Form 20-F 2023 | Bradesco

Distributions out of earnings and profits with respect to the shares and ADRs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately from other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for the purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADRs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. The rules governing the foreign tax credit are complex, and recent changes to the foreign tax credit rules, introduced additional requirements and limitations that may impact the creditability of such non-U.S. taxes. Recent U.S. Internal Revenue Service guidance provides temporary relief from some of these additional requirements and limitations, subject to certain requirements being met, until further notice is provided by the U.S. Internal Revenue Service. If Brazilian withholding tax is not creditable or a U.S. holder elects not to take a foreign tax credit for any taxes in a given tax year, it is possible that such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

Distributions of additional shares to holders with respect to their shares or ADRs that are made as part of a pro-rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of shares or ADRs that are foreign corporations or non-resident alien individuals, or “non-U.S. holders”, generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADRs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

10.E.10.09-02 Taxation of capital gains

Upon the sale or other disposition of a share or ADR, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the shares or ADRs and the U.S. holder’s tax basis in the shares or ADRs. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of shares or ADRs generally will be treated as U.S. source income. If Brazilian tax is imposed on such gain, the U.S. holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The rules governing the foreign tax credit are complex, and recent changes to the foreign tax credit rules introduced additional requirements and limitations that may impact the creditability of non-U.S. taxes. Recent U.S. Internal Revenue Service guidance provides temporary relief from some of these additional requirements and limitations, subject to certain requirements being met, until further notice is provided by the U.S. Internal Revenue Service. U.S. holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on the gain realized on the sale or other disposition of a share or ADR unless: (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. Such non-U.S. holders should consult their own advisors with respect to the application of these rules to their particular circumstances.

219	– Form 20-F 2023 | Bradesco

10.E.10.09-03 Backup withholding and information reporting

Dividends paid on income for the year, and proceeds from the sale or other disposition of the ADRs or the shares to a U.S. holder, generally may be subject to the information reporting requirements of the Code and to backup withholding unless the U.S. holder: (i) establishes, if required to do so, it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Certain U.S. holders may be subject to additional reporting requirements. The penalty for failing to comply with these reporting requirements can be significant. U.S. holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of the ownership or disposition of the shares or ADRs in light of their particular circumstances.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 Fifth Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADRs are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information about obtaining copies of our public filings at the New York Stock Exchange, call (212) 656-5060. We also file financial statements and other periodic reports with the CVM.

10.I. Subsidiary Information

For information on subsidiaries, see “Item 4.C. Organizational Structure” and Note 2.a) to our consolidated financial statements in “Item 18. Financial Statements”.

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format with the EDGAR Filer Manual.

220	– Form 20-F 2023 | Bradesco

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

221	– Form 20-F 2023 | Bradesco

These figures represent the impact for each scenario in a static portfolio position. Due to the market and portfolio dynamism, these positions change continuously and do not necessarily reflect the position shown here. In addition, we have a process of ongoing management of the market risk, which seeks constantly, through the dynamism of the market, manners to mitigate the associated risks, according to the strategy defined by our Senior Management. Thus, in cases where there is evidence of deterioration of a certain position, proactive actions are taken to minimize the possible negative impacts, in order to maximize the risk/return ratio.

Risk Factor	Market as of December 31, 2023	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	4.84	4.89	6.05	7.26
1-year fixed rate in reais	10.0%	10.1%	12.6%	15.1%

Shocks were also applied to other risk factors and terms of the interest curves. During the fourth quarter of 2023, the largest depreciation of the real against the U.S. dollar was 7.58% (increased from R$/US$5.45, on January 3, 2023 to R$/US$5.03, on February 2, 2023), which is below the 25% and 50% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	As of December 31, 2023	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,172)	(117,366)	(229,078)
Other	Exposure not eligible in the previous definitions	(41)	(1,016)	(2,031)
Total not correlated		(70,416)	(4,564,728)	(8,986,872)

(1) Amounts net of tax effects.

Banking portfolio	As of December 31, 2023	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(2,088)	(831,041)	(1,922,465)
Price indexes	Exposure subject to variations in price index coupon rates	(16,600)	(2,216,053)	(4,041,118)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(966)	(109,654)	(210,899)
Foreign currency	Exposure subject to exchange rate variations	(3,718)	(92,962)	(185,924)
Equities	Exposure subject to variation in stock prices	(44,620)	(1,115,490)	(2,230,980)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,300)	(126,197)	(244,443)
Other	Exposure not eligible in the previous definitions	53	1,326	2,651
Total not correlated		(69,239)	(4,490,071)	(8,833,178)

(1) Amounts net of tax effects.

222	– Form 20-F 2023 | Bradesco

Trading Portfolio	As of December 31, 2023	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	128	8,831	15,365
Other		(94)	(2,341)	(4,683)
Total not correlated		(1,175)	(74,656)	(153,697)

(1) Amounts net of tax effects.

➢	Value at Risk (VaR)

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

In 2023, the daily results, both from hypothetical and effective perspectives, exceeded the respective VaR with a confidence level of 99.0% only once in the effective perspective. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), the deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model”, that is, the volatility was significantly higher than expected and/or the correlations differed from those presumed by the model.

223	– Form 20-F 2023 | Bradesco

In 2023, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$45.1 million in the second quarter and R$4.9 million in the first quarter, respectively. The tables below show the value at risk, according to the methodology of the VaR.

	2023 - R$ in thousands
	1st Quarter			On March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	18,571	4,545	45,329	28,006
Exchange coupon	118	34	220	34
Foreign currency	4,731	2,201	7,336	2,375
Equities	3,184	722	11,379	1,497
Sovereign risk	4,367	3,043	8,670	4,082
Other	2,190	841	6,453	1,880
Total VaR	13,062	4,982	24,849	19,093

	2023 - R$ in thousands
	2nd Quarter			On June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	28,080	5,938	68,756	12,307
Exchange coupon	66	22	136	83
Foreign currency	5,233	2,230	8,481	4,560
Equities	3,533	501	9,093	595
Sovereign risk	5,567	2,613	10,693	7,511
Other	2,741	1,336	4,443	3,239
Total VaR	19,211	6,314	45,150	11,729

	2023 - R$ in thousands
	3rd Quarter			On September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	14,999	9,595	22,882	21,102
Exchange coupon	209	25	479	444
Foreign currency	4,504	1,626	8,218	4,439
Equities	2,372	629	9,213	1,950
Sovereign risk	4,164	1,369	6,207	3,241
Other	3,272	1,811	5,798	2,022
Total VaR	15,041	8,374	23,229	21,489

	2023 - R$ in thousands
	4th Quarter			On December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	11,964	7,638	18,072	11,516
Exchange coupon	378	311	453	311
Foreign currency	4,476	2,190	7,954	2,507
Equities	1,143	560	2,696	2,003
Sovereign risk	4,786	2,736	7,756	3,283
Other	1,993	1,396	2,587	1,506
Total VaR	12,335	7,187	19,472	7,468

224	– Form 20-F 2023 | Bradesco

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2023:

Value at Risk (R$ in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual Average
Up to R$20	81.5%	32.1%	86.7%	100.0%	63.4%
Over R$20 up to R$30	18.5%	28.2%	13.3%	0.0%	20.7%
Over R$30 up to R$40	0.0%	25.7%	0.0%	0.0%	10.3%
Over R$40 up to R$50	0.0%	14.0%	0.0%	0.0%	5.6%
Over R$50	0.0%	0.0%	0.0%	0.0%	0.0%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our preferred share ADSs and common share ADSs may be obliged to pay to our depositary bank, The Bank of New York Mellon (BNYM).

RATES AND FEES	SERVICE
US$5,00 (or less) for 100 ADSs (or portion thereof).	- Issuance of ADSs or common share ADSs, including issuances from share distribution, rights or other assets.
- ADS or common share ADS cancellation due to withdrawal, including in the event the deposit agreement is terminated.
US$0,02 (or less) for ADS (or portion thereof).	- Any cash distribution made in accordance with the relevant deposit agreement.
A fee equivalent to the one that should be paid if the distributed bonds were equivalent to shares and shares were deposited for the issuance of ADSs or common share ADSs.	- Distribution of bonds to holders of ADSs, which are distributed by the depositary to such holders.
US$0.02 (or less) per ADS (or portion thereof) per year.	- Depositary services.
Register fee or applicable transfer	- Transfer and registration of shares in the Company's share registration book in the name of the depositary or his agents, when shares are deposited or withdrawn.
Depositary's expenses.	- Expenses related to telegram, telephone and fax (when expressly indicated in the deposit agreement).
- Converting foreign currency into U.S. dollars.
Taxes and other governmental fees the depositary or the custodian must pay on any ADS or common share ADSs, or share backed by any ADS or common share ADSs, for example: taxes for transfer of shares, stamp tax or withholding taxes.	- As necessary.
Any costs incurred by the depositary or the agent for services provided relating to deposited bonds.	- As necessary.

From January 1 to December 31, 2023, we received from our depositary bank the amount of US$12.1 million, as reimbursement or payment made in our favor.

225	– Form 20-F 2023 | Bradesco

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

➢	Disclosure controls and procedures

As of December 31, 2023, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. The internal control system may have inherent limits regarding its effectiveness. Consequently, effective disclosure controls and procedures offer a reasonable security of achieving its control goals but may not be able to prevent or detect errors or fraud completely.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act of the SEC is recorded, processed, summarized and disclosed within the time periods specified in the applicable rules and forms, and communicated to our Management, including our main Senior Management and CFO, who promote timely decisions regarding the required disclosure.

➢	Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of US SEC.

Our internal controls were developed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Due to their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Additionally, the projections of effectiveness of controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions or assumptions of the level of compliance with policies or procedures.

226	– Form 20-F 2023 | Bradesco

Our Management assessed the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2023, based upon the criteria established in the Internal Controls – Integrated Framework (2013) established by the “Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that our internal controls related to the financial statements were effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2023, has been audited by KPMG Auditores Independentes Ltda., a registered independent public accounting firm, as stated in their report beginning on page F-3 of “Item 18. Financial Statements”.

➢	Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes Ltda., our independent auditing firm registered with the PCAOB, dated April 29, 2024, on the effectiveness of the internal control over financial reporting as of December 31, 2023, see “Item 18. Financial Statements”, starting at page F-3.

➢	Changes in internal control over financial reporting

We adopted new controls and modified existing controls as a result of the adoption of the IFRS17 Standard, which came into effect on January 1, 2023. This regulation introduces new approaches to the measurement of insurance contracts, unlike the approach previously applied under IFRS4.

Except for this implementation, there have been no changes in our internal control over accounting reporting (as defined in Articles 13a-15(f) and 15d-15(f) under the “Securities Exchange Act of 1934” of the SEC), that has materially affected, or is reasonably likely to materially affect, our internal control over consolidated financial reporting during the year ended December 31, 2023.

For more information on our independent auditors’ report, see our audited consolidated financial statements.

ITEM 16. [RESERVED]

16.A. Qualified Member of the Audit Committee

We designated Mr. Amaro Luiz de Oliveira Gomes as a Qualified Member of the Audit Committee, who is an independent member. For more information regarding our Audit Committee, see “Item 6.C. Board Practices – 6.C.30.01 Audit Committee”.

16.B. Code of Ethical Conduct

We have adopted a Code of Ethical Conduct and Sectorial Codes of Ethical Conduct, which guide the personal and professional conduct of all our managers, employees, interns, apprentices, suppliers, business partners and service providers. Our Codes of Ethical Conduct are available on our Bradesco Investor Relations (Bradesco RI) website.

227	– Form 20-F 2023 | Bradesco

16.C. Principal Accountant Fees and Services

16.C.10 Audit and non-audit fees

The following table sets forth the fees paid in 2023 and 2022 to KPMG Auditores Independentes Ltda.

As of and for the year ended December 31,	R$ in thousands
	2023	2022
Audit fees	63,298	51,796
Audit-related fees	725	2,622
Other fees	1,761	4,090
Total fees	65,784	58,508

They refer to:

•	Audit Fees: fees for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements;
•	Audit-related Fees: accounting review of tax returns; and
•	Other Fees: issuance of assurance, technical consultancy, training and other agreed upon procedures reports.

16.C.20 Audit Committee pre-approval policies and procedures

The Audit Committee recommends to the Board of Directors, the entity to be hired to provide us and our subsidiaries with independent audit services, as well as their replacement. The guidelines for such engagement are set out in the Independent Audit Company Hiring Policy, which is in line with Brazilian legislation and available on the Bradesco Investor Relations (Bradesco RI) website. For more information regarding our Board of Directors and Audit Committee, see “Item 6.C. Board Practices”.

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

228	– Form 20-F 2023 | Bradesco

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the “Profit Reserves – Statutory Reserve” account. This program authorizes the acquisition of up to 106,584,881 nominative book-keeping shares, with no par value, whereby 53,413,506 are common shares and 53,171,375 are preferred shares; and it is effective from November 7, 2023 to November 7, 2025.

Acquisitions of preferred and common shares for treasury are in the tables below:

Period	Quantity of common shares bought	Medium price paid per common share	Quantity of common shares bought under published plans or programs	Maximum number of common shares that can be acquired under plans or programs
01/02 to 01/31/23	-	-	-	45,324,306
02/01 to 02/28/23	-	-	-	45,324,306
03/01 to 03/31/23	-	-	-	45,324,306
04/03 to 04/28/23	-	-	-	45,324,306
05/02 to 05/31/23	-	-	-	45,324,306
06/01 to 06/30/23	-	-	-	45,324,306
07/03 a 07/28/23	-	-	-	45,324,306
08/01 to 08/31/23	-	-	-	45,324,306
09/01 to 09/29/23	-	-	-	45,324,306
02/10 to 10/31/23	-	-	-	45,324,306
11/01 to 11/30/23	-	-	-	53,413,506
12/01 to 12/29/23	-	-	-	53,413,506

229	– Form 20-F 2023 | Bradesco

Period	Quantity of preferred shares bought	Medium price paid per preferred share	Quantity of preferred shares bought under published plans or programs	Maximum number of preferred shares that can be acquired under plans or programs
02/01 a 31/01/23	-	-	-	44,942,775
01/02 a 28/02/23	-	-	-	44,942,775
01/03 a 31/03/23	-	-	-	44,942,775
03/04 a 28/04/23	-	-	-	44,942,775
02/05 a 31/05/23	-	-	-	44,942,775
01/06 a 30/06/23	-	-	-	44,942,775
03/07 a 28/07/23	-	-	-	44,942,775
01/08 a 31/08/23	-	-	-	44,942,775
01/09 a 29/09/23	-	-	-	44,942,775
02/10 a 31/10/23	-	-	-	44,942,775
01/11 a 30/11/23	-	-	-	53,171,375
01/12 a 29/12/23	-	-	-	53,171,375

16.F. Change in Registrant’s Certifying Accountant

Not applicable.

16.G. Corporate Governance

In May 2006, our Board of Directors approved our “Corporate Governance Policy”, which is available on the Bradesco Investor Relations website.

230	– Form 20-F 2023 | Bradesco

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

Article	NYSE corporate governance rules for US issuers	Our corporate governance practices
303A.01	Independent directors must comprise a majority of the members of the Board of Directors of a listed company on NYSE.	The Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. However, in the spirit of good corporate governance, our Board of Directors includes three independent directors.
303A.04	Listed companies must have a Nomination/ Corporate Governance Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have an Executive Committee of Corporate Governance subordinate to the Board of Executive Officers, and the Nomination and Succession Committee, which reports to the Board of Directors. Both committees are composed of members of our Senior Management, and have Charters that address their minimum requirements.

231	– Form 20-F 2023 | Bradesco

303A.05	Listed companies must have a Remuneration Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Remuneration Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a Senior Manager, each with a two-year term of office. The Committee’s primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our Management, according to legislation in force. None of the members of the Remuneration Committee are independent directors. The Remuneration Committee has a written Charter that states the responsibilities of the Committee.
303A.06 303A.07

Listed companies must have an Audit Committee, composed of a minimum of three members who satisfy the requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank of Brazil regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of two years. The members are appointed/replaced by the Board of Directors. We currently have three members on our Audit Committee, one of them is also a director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. In these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank of Brazil regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees and 6.C.30 Statutory Committees”.

We also have a Fiscal Council, which currently has five effective members and five alternates. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see “Item 6.C. Board Practices – 6.C.10 Fiscal Council”.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any stock option compensation plans. We currently do not have any stock option based on a compensation plan.

232	– Form 20-F 2023 | Bradesco

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available through the Corporate Governance Policy on Bradesco Investor Relations website, in the Corporate Governance – Bylaws and Policies section.
303A.10	Listed companies must adopt and disclose a Code of Ethical Conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or officers.

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

16.H. Mining Safety Disclosure

Not Applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not Applicable.

233	– Form 20-F 2023 | Bradesco

16.J. Insider Trading Policies

Our policies entitled "Disclosure and Use Policy of Material Act or Fact Information” and “Trading Policy of Securities Issued by the Company” are compiled into a single instrument that aims to establish standards of conduct to be observed by us, our direct and indirect controlling shareholders, members of our board of directors, officers, members of our fiscal council and any bodies with technical or consultative functions, created by statutory provisions. Furthermore, these standards apply to anyone who, by virtue of their office, role or position in our company or in our controlling companies, subsidiaries or affiliates, possesses knowledge of information related to a material act or fact still not disclosed to the market (“privileged information”).

This instrument, in addition to guiding the secrecy that must be held in relation to privileged information, also regulates the procedures to be followed to prevent people who hold this information from trading securities issued by Bradesco for their own benefit or that of third parties.

A copy of our policy is included as an exhibit to this annual report.

16.K. Cybersecurity

16.K.10 Strategy of information security/cybersecurity

We consider the Information Security/Cybersecurity theme at the highest strategic levels in order to protect our technological infrastructure against attacks, unauthorized access and malicious software. Our objective is to operate in a preventive, detective and corrective way to combat fraud and information security, in order to protect our information and that of our clients.

Accordingly, we have continuously developed our security framework in line with the new digital environment, with a key focus on cybersecurity as one of the pillars of technology and processes, protecting client data, strengthening resilience, and establishing structures to identify and detect threats. We also have response and recovery procedures in place in case of cyberattacks.

With regard to technical aspects, in order to prepare for and anticipate IT security threats, including cyber threats, the IT area promotes ongoing investments, such as to reformulate the process of critical updates of servers and workstations, the process of inspecting the source code in the development cycle, establish the infrastructure of the safety testing laboratory and promote the use of new technologies/tools.

Our infrastructure has anti-attack prevention systems from external connections, and internet, with the analysis of fraudulent behavior, unauthorized access and malicious software, the analysis of network and user behavior and intrusion detection, firewall, antivirus, ransomware and anti-spam, encryption, among other systems. All of these provide protection for our IT infrastructure and systems. Furthermore, we continuously upgrade our software and hardware, performing frequent resilience tests and conducting the "Penetration Test" by an independent auditing company, and a Data Loss Prevention (DLP) system developed to ensure the protection of the company’s data.

We have continuous monitoring mechanisms, such as security operational centers (SOCs), structured in the area of IT Security, focused on identifying and dealing with potential vulnerabilities, based on an incident response framework integrated with crisis management that describes roles and responsibilities in three levels: Strategic, Tactical and Technical, covering the pillars of confidentiality, integrity and availability, with the aim of establishing an active defense with the use of cognitive intelligence, monitoring of the environment (24/7) and prevention measures through the use of intelligence information.

We adopt strict procedures to ensure that our clients' information is secure. Management and technical areas communicate and interact with one another in order to create solutions, provide secure access to service channels and minimize exposure and vulnerabilities. We have a range of security devices and technologies, including biometrics, chip cards, 2D digital validation/QR code and OTP devices (physical and cell phone token, etc.), which are used to prevent fraud and unauthorized access. We have developed awareness campaigns through client channels and social media. On our “seguranca.bradesco” website (information published on the website is not incorporated by reference in this annual report) there are several guidelines for the public, including videos of the web series “Protect Yourself” with prevention tips on current key scams/fraud, which aim to improve user knowledge of our security measures.

234	– Form 20-F 2023 | Bradesco

In conjunction with technical measures, we ensure that people are prepared for, and engaged with, the issue of cybersecurity. A culture of security is fundamental for the measures, processes and technologies to be effective. For this reason, we invest in training and awareness materials for employees, associates and clients so that they are aware of the issue and can be prepared for, and up to date with, the inherent risks and threats.

We also provide continuous training programs and run awareness campaigns on the issue of cybersecurity, and we have an executive committee dedicated to the issue, focused on protecting technological infrastructure against attacks, unauthorized access, theft of information and insertion of malicious codes.

CMN amended its Resolution No. 4,893/21, that contains requirements related to the cybersecurity policy and the requirements for hiring data processing and storage services and cloud computing to be observed by institutions authorized to operate by the Central Bank of Brazil and in April 2021, following the same guidelines, Central Bank of Brazil amended BCB Resolution No. 368/24 to amend the requirements for payment institutions. In short, Resolutions No. 4,893/21 and No. 368/24 enhance the previously existing provisions regarding the cybersecurity policy, without changing the primary guidelines of such resolutions. Some of the most relevant changes include the need for financial and payment institutions, as well as securities brokerage firms, securities distribution companies and foreign exchange brokerage companies authorized to operate by the Central Bank of Brazil, to have a documented criteria for cases that result in a crisis situation due to a cyberattack and interruption of relevant services. In addition, we observe the provisions of the Open Finance Security Manual, which establishes the minimum security requirements of APIs (Application Programming Interface) and other systems related to Open Finance, of which we are mandatory participants according to Communication No. 36,480/20, instituted by BCB Normative Instruction No. 305/22.

16.K.20 Cybersecurity risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leakages, that could compromise the confidentiality, integrity and/or availability of our critical processes, assets and/or infrastructure.

16.K.30 Cybersecurity management process

We carry out corporate risk control in an integrated and independent manner, maintaining and encouraging a collective decision-making environment and developing and implementing methodologies, models and tools for measurement and control of the risks. We promote the dissemination of a risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

We have deployed corporate themes (risk management, crisis management, business continuity management, data processing) to the topic of cybersecurity risk, maintaining a set of controls, represented by procedures, processes, organizational structures, policies, IT standards and solutions.

In addition, we adopt best practices and market frameworks in processes, methodology in cybersecurity risk management, as well as prevention and treatment of information security and cybersecurity incidents. To do so, the following activities are carried out: identification of threats, protection against attacks, detection, responses and recovery from attacks.

This corporate framework and its developments are able to meet the principles of protection related to the confidentiality, availability and integrity of information.

235	– Form 20-F 2023 | Bradesco

The model of three lines that we adopt to carry out the cybersecurity risk management steps is to identify, classify the risk and ensure that the responsible areas plan and execute the assigned risk mitigation plans, so that essential management tasks are carried out in an integrated and coordinated manner.

To ensure proper management of cybersecurity risk, which allows adequately assessing risks and supporting managers and Senior Management in decision making, we are grounded on the pillars of Information Security and Cybersecurity:

•	Confidentiality: with proper classification, encryption, access controls and segmentation of networks so that the right to read, copy and use the information is granted only when necessary and to authorized people, protecting us from misuse or data leaks;

•	Integrity: with proper authentication, traceability and data protection controls to ensure accuracy, consistency and reliability of information, protecting our assets from malicious software or cyberattacks that cause data corruption, alteration, or destruction; and

•	Availability: with proper backup, contingency and redundancy procedures, so that business critical processes can be executed properly, protecting our assets from cyberattacks that deplete the capacity of the technology infrastructure and cause instability, deactivation, or unavailability of services.

In April 2023, we obtained the System and Organizations Control (SOC) 2 Type II assurance report, issued by an independent audit firm. This assurance confirmed the consistency and effectiveness of the controls implemented for IT environment security, regarding financial services provided, based on international standard information security controls (AICPA – Association of International Certified Professional Accountants) and SOC 2 service categories: security, availability, processing integrity, confidentiality and privacy of data.

The cybersecurity process consists of the following activities:

•	Identification of Threats: detect and identify threats and vulnerabilities, identify and evaluate risks, and define potential scenarios that may affect our cyber environment. This stage also includes the continuous monitoring of governance indicators that contribute to improve the identification of trends and anticipate possible incidents;

•	Protection Against Attacks: perform preventive actions to mitigate or transfer cybersecurity risk and safeguard critical assets such as information and cybersecurity awareness and training, as well as implement security updates, virus protection, malicious files and software, managed and updated periodically;

•	Detection of Attacks: monitor and identify in a timely manner risk materialized in attacks or information leaks, with monitoring tools and investigation processes that give knowledge to those responsible for actions of response; and

•	Response and Recovery from Attacks: keep a record of incidents, analyze the origin and effects of relevant incidents, duly detail actions in specific Incident Management regulations, defining the criticality assessment, assignment of the responsible people and expected action to contain the incident, restore assets and mitigate impacts as well as guide actions to be taken post-incident to subsidize decision-making that avoids the occurrence of other similar attacks.

236	– Form 20-F 2023 | Bradesco

16.K.40 Methodology to measure cybersecurity risk

We use internal and external sources of information to assess new types of threats, vulnerabilities and cyberattacks, as well as market standards, such as ISO/IEC 27005:2018 – Information Security Risk Management, NIST Cybersecurity Framework – NIST CSF (Guide for Improving Critical Infrastructure Cybersecurity) and the Information Security Forum (ISF) for the development of an internal model of cybersecurity risk assessment.

Information security and cyber incidents are categorized according to the severity assigned, as defined in the “Information Security and Cyber Incident Severity Matrix”, considering the following potential impacts: to clients, employees and other stakeholders; financial; regulatory; reputation-related; availability of systems or services; and, the privacy of data subjects.

16.K.50 Hiring evaluators, consultants, auditors or other third parties in connection with any such cyber risk processes

We also engage an independent third party to audit our ISAE3402 compliance, in addition to the ISO/IEC 9001, 27001/2 Certifications.

16.K.50-01 Hiring Relevant Service Providers

For data processing and storage and cloud computing service providers classified as a relevant service, there is information security assessment, as established by CMN Resolution No. 4,893/21 of the Central Bank of Brazil.

The cybersecurity risk in relevant service providers is classified as “Very High”, due to the concern and the need for visibility and monitoring of the environment of these providers, being supervised at the highest strategic levels – Board of Directors, Board of Executive Officers, Risk Committee, and Executive Committee of AML/TF/Sanctions and Information Security/Cybersecurity, as well as our risks being mapped in the corporate risk library.

We reinforce the importance of the subject throughout the Group, through several communications and Workshops on Information Security with Contract managers, covering the correct classification of the service, as well as to ensure compliance with Resolution CMN No. 4,893/21 and LGPD. In addition, we also emphasized the importance of the subject to our suppliers during the assessment the importance of commitment to the evaluation process conducted by the area of Information Security for third parties (SIT).

16.K.50-02 Risks of cybersecurity threats

For more information on cybersecurity threat risks, see “Item 3.D. Risk Factors — 3.D.20.09 Cybersecurity Risk”.

16.K.60 Governance

Our Corporate Governance Risk, based on the three-line model, has the participation of all our hierarchical levels, aiming to optimize our performance and protect stakeholders, as well as facilitate access to capital, add value and contribute to our sustainability, mainly involving aspects focused on transparency, fairness of treatment and accountability. This framework meets the guidelines established by our Board of Directors.

In this context, risk and capital management is carried out through collegiate body decisions, relying on specific committees. This process has the participation of all layers covered by the Corporate Governance scope, which includes the Senior Management down to the various areas of business, operational, products and services.

237	– Form 20-F 2023 | Bradesco

As detailed in “Item 4.B.20.01 - Risk Management “, the structure of risk management and capital is composed of several committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Risk Chief Risk Officer (CRO) and the Board of Executive Officers, which participate in any strategic decisions that need to be made.

We have the Integrated Risk Management and Capital Allocation Committee (COGIRAC), which aims to advise the Chief Executive Officer in the performance of his duties related to the management and control of all risks and capital.

The approach adopted for cybersecurity risk governance is formalized through internal standards and is in line with the directives of our Regulators and Market frameworks, as is disclosed to the market through our investor relations website (not incorporated by reference in this annual report).

This integrated structure aims to ensure governance compatible with our size, risk profile and business model.

Specifically, cybersecurity risk has its corporate control and monitoring carried out by the Risk Control Committee (CCR), where aspects related to methodology, governance and monitoring of cybersecurity risk are discussed. This Committee advises the Executive Committee for Risk Management, where the methodologies for controlling and assessing cybersecurity risk are formalized, and these topics are eventually submitted to COGIRAC.

Additionally, the report of cybersecurity risk monitoring is sent to the Executive Committee for Risk Monitoring. In this context, we have oversight from the Executive Committee of AML/TF/ Sanctions and Information Security/ Cybersecurity, supported by the Corporate Security Commission.

238	– Form 20-F 2023 | Bradesco

As described in “Item 4.B.20.03 Internal controls”, acts proactively in the management of risks and controls existing in the processes to keep them at acceptable levels. In addition, annually, a report is sent to the Board of Directors and to the Audit Committee (COAUD), consolidating the evaluations and conclusions of the work carried out by the Internal Controls area. The activities of the Internal Controls area are performed by trained professionals, through well-defined processes and technology compatible with our size and structure, complexity of the products and services negotiated, risk profile and business model, pursuant to CMN Resolution No. 4,968/21, as amended. This model also includes cybersecurity risks.

We maintain a set of controls, represented by procedures, processes, organizational structures, policies, IT standards and solutions capable of meeting the protection principles regarding the confidentiality, availability and integrity of information.

In compliance with CMN Resolution No. 4,893/21 of the Central Bank of Brazil, we use various means, such as corporate policies and regulations, reviewed annually, training and awareness activities in information and cybersecurity, communication of threats and incidents to stakeholders, management process of Information Security and Cybersecurity Indicators, issuing of the annual cybersecurity report, as well as independent and periodic effectiveness tests carried out in key controls for monitoring of the cybersecurity risk.

Regarding the Cybersecurity governance structure, the theme is managed by two departments: Corporate Security Department and IT Infrastructure Department (DITI), with the involvement of several areas of the Group, which have specific tasks, with the aim of ensuring an efficient structure in risk control and mitigation, allowing risks to be identified, measured, treated and communicated, contributing to the achievement of strategic objectives.

16.K.70 Corporate Security Department

Our Corporate Security Department’s mission is to promote security solutions by creating, implementing and maintaining and updating rules and processes aligned with our business.

It operates strategically in the areas of Information Security and Cybersecurity, Access Management, Privacy and Data Protection, Prevention of Electronic, Debit/Credit Card and Documentary frauds, and Prevention of Physical and Property Security frauds. It also works in the specification of systemic solutions and security processes in electronic channels and information systems, evaluating, treating and proposing improvements. In addition, the department is responsible for delivering Technical Opinions on strategic security issues and the implementation of products, services, processes and AML/TF. We highlight the main areas and activities:

•	Governance of Information Security (IS) Policy and Guidelines: its mission is to develop, maintain and manage the Policy and Corporate Standards of Information Security, Privacy and Data Protection and Cybersecurity applicable to our business, adhering to what we believe are best practices. It also has the responsibility to evaluate and approve specific standards and rules, related to Information Security and which have been developed by all Departments and associates;
•	Management of Privacy and Data Protection: responsible for managing the Privacy Program, ensuring the privacy of personal data collected and processed, service to data subjects and Regulators (ANPD). Responsible for controls and processes aiming to maintain compliance with the General Data Protection Law (LGPD) and other regulatory standards, as well as meeting the demands of the National Data Protection Authority (ANPD), in addition to monitoring the evolution of the theme in the legislative and judicial scenarios. In the aspect of data protection, it acts in the analysis and definition of rules and in the monitoring of measures adopted for the prevention of data leakage;
•	Cryptographic Keys and Digital Certification: it has the mission, respectively, to carry out governance and generate cryptographic keys, and to provide support to the theme certification/digital signature, to coordinate the issuance of digital certificates for systemic and employee use;

239	– Form 20-F 2023 | Bradesco

•	Compliance and Risk Management: its mission is to identify and evaluate risks related to Information Security and Cybernetics, on demand, considering elements such as information assets, data criticality, threats and vulnerabilities, risk scenarios and controls established in market frameworks, and internal, legal and inflexible rules, with the aim of assisting the business in risk mitigation. It provides Information Security related grants for compliance with audits, regulatory bodies and internal and external entities;
•	Cybersecurity Management: its mission is to operate as the first line for Cybersecurity in Corporate Security, by managing the Framework for the Corporate Security, which establishes and monitors the integrated vision; consolidate and report on the metrics of performance and risk related to information and cybersecurity; and inform the appropriate committees of these risks and threats. It operates in the following spheres: data leakage monitoring, prevention and protection, the management of information security incidents and cybernetics and management of the multidisciplinary Group for Tactical Actions to Incidents of Information Security and Cybernetics (GATI), assessing more severe security incidents and their potential impacts on the business. It offers technical leadership support to the Corporate Crisis Management area, and is responsible for the Computer Security Incident Response Team (CSIRT) activity, for the prevention, detection, and resolution of security incidents. It performs analyses and proposes and maintains solutions for emerging threats and global trends to prevent transactional fraud in all channels, using the "Red Team", Forensic and Open Source Intelligence (OSINT), acting in the evaluation of security solutions that help mitigate the incidence of fraud and attacks trough digital channels and helps to ensure a secure and user-friendly customer experience;
•	The Electronic Fraud-Prevention: Bradesco App, Internet Banking, Net Empresa, Fone Fácil, BIA WhatsApp and Debit and Credit Card Product, in addition to Document Fraud Prevention in opening accounts – through branches, Bradesco Expresso, our Mobile App and next –, credit card, payroll-deductible loans, vehicle financing, Losango and consortium: their mission is to manage processes, security projects and preventive communication to detect and mitigate financial and reputational risks. They operate by monitoring transactions (24/7) and conducting preventive and reactive analyses of profiles and documents, in addition to carrying out strategic and corporate actions. They are supported by the Data Analysis and Modeling area with analytical solutions and statistical methodologies, in order to propose solutions to technical and business area managers that aim to balance security of access and use of electronic channels and debit/credit card products;
•	Access Management: responsible for setting the strategy and operational direction of the process for identification and access to corporate applications and Open Source Intelligence (SOX) compliance departments, defining and maintaining the Access Management methodology for employees and non-employees. This area aims to protect system resources and information against unwanted access, following the principles of segregation of duties, required access and the definition of automated controls, considering Internal and External Standards and Regulations;
•	Authentication Methods: responsible for assessing the needs of systems, service channels, business managers and users, under the aspect of authentication factors, performing management and monitoring of projects involving the use of Biometrics, Physical and Logical Device Passwords to generate One Time Password (OTP);
•	Information Security for Third Parties (SIT): its mission is to establish Information Security criteria and responsibilities for contracting third-party services, in line with CMN Resolution No. 4,893/21 of the Central Bank of Brazil, conducting the governance of service providers, through evaluations, during their time with us, in line with established rules and principles relating to Information Security, during its life cycle in the Group;

240	– Form 20-F 2023 | Bradesco

•	AML/TF: has the role of disseminating the AML/TF culture, empowering employees, partners and suppliers, and developing policies, standards and procedures to mitigate the risk of misusing our structure and/or products and services. It is also responsible for maintaining detection systems and running internal risk assessments, as well as ensuring continuous improvements in processes and controls, following the best national and international practices on the subject. The area advises the AML/TF Executive Committee/Sanctions and Information/Cybersecurity, which evaluates the effectiveness of the activities. Suspicious or atypical cases identified are communicated to the Financial Intelligence Unit (COAF) in compliance with regulatory/legal requirements;
•	Sanctions: this team protects our business and relationships with stakeholders by adopting actions aimed at preventing terrorist financing, drug trafficking, national and transnational criminal organizations and proliferation of weapons of mass destruction. It also detects and reports on sanctioned individuals and legal entities cited on international sanctions lists, or any activities with sanctions-related risks, in accordance with the laws and regulations in force. It develops, updates and disseminates sanctions policies and standards, and promotes awareness on the topic; and
•	Physical and Property Security: responsible for maintaining specialized human resources and safety devices for the implementation of security standards in accordance with Law No. 7,102/83, Ordinance No. 18,045/23 of the Head Office of the Federal Police Department (DG/DPF) and the “Security Plan” issued by the Federal Police. It constantly evaluates security devices for potential vulnerabilities and monitors security systems and closed-circuit TV (CCTV) on a 24/7 basis, aiming to prevent and guide actions to mitigate the effects of eventual claims.

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

Among the main responsibilities of the “Corporate Security Global Vision,” we highlight the following:

•	The area responsible for preventing credit card fraud seeks to identify and mitigate the risk of financial losses and negative reputational impacts on the Bank. It develops prevention strategies against document and transactional fraud, monitoring and alerting in real time for all transactions made through client service and use channels. The measures are based on behavioral analyses of fraud, supported by statistical methodologies and predictive models of fraud, with the objective to ensure controls are aligned to the business. The area also diagnoses losses to identify systemic and operational weaknesses, recommending preventive actions to achieve alignment with the current strategy;

•	The projects and processes area establishes controls to identify risks and is responsible for evaluating the risk of fraud and issuing recommendations for new projects, processes and products. The area proposes solutions that aim to balance use and security of products and access to service channels to business and technical area managers, as well as corporate and strategic preventive actions that follow the best practices of the market; and

•	The portfolio analysis area is responsible for managing and communicating information received from the fraud prevention area to our other areas.

241	– Form 20-F 2023 | Bradesco

16.K.80 IT Infrastructure Department:

The IT Infrastructure Department has as its mission to manage IT infrastructure projects and software infrastructure on the Mainframe Platform and Open Platform, whether on-site or in cloud environments; provide security of technological infrastructure, ensure connectivity, availability and resilience through technological evolution; and providing technical support of equipment and software of our workstations and Telecommunication services.

IT Security is one of the areas of DITI, responsible for processes, resources and solutions aimed at protecting and monitoring our technological infrastructure against intrusion attempts, improper access, information evasion and malicious code and its main attributions are:

•	Secure Systems Development: identify and define best security practices to be adopted in programming, according to the coding languages used by us, performing tests of vulnerabilities in static and/or dynamic applications, during the development cycle, according to security rules and policies;
•	Technical Security Architecture: define and manage the technical security reference architectures for the entire Group through controls with reusable components, supporting and overseeing the application of security controls in technological solutions aiming at balance between opportunity and risk;
•	Security of Technological Platforms: define, manage and coordinate compliance with best practices for configuring and protecting platforms (operating systems, application servers, database servers, mobile and fixed devices), also fixing issues in an agile and orchestrated way in case of incidents;
•	Network Security: develop and apply reference models/technical security requirements for networks, electronic communication channels and voice, ensuring the adoption of security standards and technical protection requirements;
•	Vulnerability Management: manage the life-cycle of vulnerabilities identified in our technology assets, monitor action plans with those responsible for mitigations and prioritize the level of risk exposure;
•	Offensive Security: identify and proactively exploit vulnerabilities to measure and validate the resilience of security controls to current methods of cyberattacks through realistic scenario attacks. Portfolio of activities: Security tests, Intrusion tests (Pentests), Red Team Exercises, Adversary simulation, Vulnerability scans, etc.;
•	Security Operations Center: perform security monitoring in real-time infrastructure to identify malicious and/or suspicious threats and behavior based on scenarios, rules and cases using also event history, risks and non-compliance with cybersecurity requirements, performing cyber incident response processes that include monitoring, detection, containment and response in technology assets, obtaining, treating and analyzing data and logs, considering internal and external sources. Perform information analysis ("computer forensics") for the business areas, second and third line of defense, involved in the incident;
•	Intelligence and Security: generate and share security intelligence information through internal and external research, using advanced analytical methods in various sources, with artificial intelligence capabilities to identify trends, methods, threats and vulnerabilities of information security, bringing inputs to perform predictive actions, as well as building strategic visions of how we are facing global threat scenarios, making it possible to make decisions regarding the topic of cybersecurity;
•	Security Deployment, Support and Operational Processes: establish the requirements and guidelines adopted by us regarding the life-cycle of technological projects of information security solution deployments, operating and protecting technological assets from threats, managing resources and users;
•	Privileged Account Management: ensure that only authorized users and accounts have approved access to business applications, information systems, networks and computing devices (Operating System, Database, among others), that individual responsibility is guaranteed and provides sufficient access privileges to allow them to perform their duties for as long as necessary, but does not allow them to exceed their authority; and

242	– Form 20-F 2023 | Bradesco

•	Research and Solutions: prospecting, evaluating and exploring new technologies and solutions to prevent, mitigate and resolve current problems, incidents and vulnerabilities or potential future threats.

We also have other important areas and functions in DITI, described below.

•	Project Center: manage IT infrastructure projects, from identifying the need for technological infrastructure to delivery in environments, coordinating and integrating engineering throughout the process;
•	Mainframe Software Engineering: keep the software infrastructure installed on the Mainframe Platform up to date, operational, available and reliable, supporting our business;
•	Unix Engineering Software, Projects and SAP: keep the software up to date, safe and resilient. Ensure the maintenance and technical support of the Unix software, providing greater availability and reliability, supporting our business needs, whether in on-site or cloud environments;
•	Mainframe and Open Capacity Planning: manage, plan, and empower Mainframe technology infrastructure, specify and provide the physical infrastructure of the distributed platform, providing greater availability and reliability, supporting our business needs, whether in on-site or cloud environments;
•	Cloud Engineering: proactively develop cloud IT infrastructure solutions that are innovative, robust and reliable, aiming to encourage the adoption of these technologies in a simple and agile manner with the aim of generating products of greater value for the Group;
•	Network Engineering: provide connectivity to business and client areas ensuring availability and resilience through technological evolution, automation and innovation;
•	Telecommunications: provide and manage our telecommunication services, such as data communication links, lines, and fixed and mobile telephony devices;
•	Cloud Platform: proactively offer cloud IT infrastructure solutions that are innovative, robust and reliable, aiming to drive the adoption of these technologies in a simple and agile manner with the aim of generating products of greater value for the Group;
•	Storage Management and Contingency: manage, secure, and support data storage. Promote the continuity of services and exercise the activation of technological infrastructure environments provided that this requirement has been established by management Dependencies through their Business Continuity Plans;
•	Data Center: manage, plan, hire and maintain the electrical, air-conditioning, automation and logical cabling infrastructure of our Data Centers, focusing on high availability and energy efficiency through the implementation of technologies and best practices focused on sustainability;
•	Support Departments: support the hardware and software of workstations and access switches of departments and related companies and mobile device software, email account management, Internet access and technology update of stations for the entire Group;
•	Contact Center: provide and maintain the infrastructure services of our call centers with quality, availability and reliability, presenting results that meet the expectations of the business areas;
•	Capital Market and International Units: act in the transformation of areas served by teams of International Units and Capital Markets with agility, security and innovation, ensuring the availability of the supported environment and delivering the desired value to clients and shareholders;
•	Backup Engineering: plan and manage the infrastructure necessary for the operation of the entire chain of backup and restore processes of the environments, assisting in ensuring the availability and continuity of our business; and
•	Basic Software Engineering: manage, specify, and provide physical, virtual, or cloud infrastructure for the Open platform, as well as ensure the maintenance and technical support of software from this Open platform related to operating systems, collaboration tools, and server virtualization, workstations and applications, providing greater availability and reliability, supporting our business needs, whether in on-premises or cloud environments, always prioritizing automation and ensuring compliance rules established by the group, regulatory bodies, market best practices and levels of technological update and security.

243	– Form 20-F 2023 | Bradesco

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-3 to F-153.

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

2.2 –Deposit Agreement, amended and restated, dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on December 1, 2015 (File No. 333-179623)).

2.3 – The total amount of our long-term debt securities and our subsidiaries’ long-term debt securities under any one instrument does not exceed 10.0% of our total assets and our subsidiaries’ total assets on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

2.4 – Description of Securities.

8.1 – List of Subsidiaries.

11.2 – Disclosure and Use of Information of Material Act or Fact and for Trading of Securities issued by Banco Bradesco S.A. dated April 6, 2023.

12.1 – Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2 – Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1 – Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 – Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97 – Bradesco Group's Recovery of Director's Incentive-Based Compensation Policy.

244	– Form 20-F 2023 | Bradesco

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Marcelo de Araújo Noronha
Marcelo de Araújo Noronha Chief Executive Officer

/s/ Cassiano Ricardo Scarpelli
Cassiano Ricardo Scarpelli Executive Vice-President and Chief Financial Officer

Date: April 29, 2024.

245	– Form 20-F 2023 | Bradesco

Consolidated Financial Statements in IFRS | Table of Contents

Consolidated Financial Statements in IFRS | Consolidated Statements of Financial Position

	R$ thousands
	Note	On December 31, 2023	On December 31, 2022
Assets
Cash and balances with banks	5	151,053,972	122,521,755
Financial assets at fair value through profit or loss	6a	387,598,377	301,899,028
Financial assets at fair value through other comprehensive income	8	212,849,606	215,588,278
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for expected losses	10	205,102,659	122,488,329
- Loans and advances to customers, net of provision for expected losses	11	579,501,819	602,418,607
- Securities, net of provision for expected losses	9	175,207,077	211,611,074
- Other financial assets	16	56,958,860	65,705,559
Non-current assets held for sale	12	1,328,530	1,236,931
Investments in associates and joint ventures	13	9,616,840	8,970,513
Property and equipment	14	11,118,009	11,971,122
Intangible assets and goodwill	15	22,107,146	18,799,813
Current income and other tax assets		12,964,018	14,440,840
Deferred income tax assets	37	92,518,924	84,214,585
Other assets	16	9,597,412	10,422,358
Total assets		1,927,523,249	1,792,288,792

Liabilities
Liabilities at amortized cost
- Deposits from banks	17	323,422,783	281,948,038
- Deposits from customers	18	621,934,680	590,682,206
- Securities issued	19	244,966,258	222,257,328
- Subordinated debts	20	50,337,854	52,241,332
- Other financial liabilities	23	82,619,532	92,556,433
Financial liabilities at fair value through profit or loss	6c	15,542,220	13,341,324
Other financial instruments with credit risk exposure
- Loan Commitments		2,274,316	2,997,091
- Financial guarantees		1,202,614	1,768,949
Insurance contract liabilities	21	344,792,222	304,755,965
Other provisions		22,337,844	22,647,973
Current income tax liabilities		1,546,656	1,593,037
Deferred income tax liabilities	37c	1,607,527	1,633,292
Other liabilities	23	47,924,619	43,854,987
Total liabilities		1,760,509,125	1,632,277,955

Equity	25
Capital		87,100,000	87,100,000
Treasury shares		-	(224,377)
Capital reserves		35,973	35,973
Profit reserves		76,730,043	73,143,422
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		3,159,773	(718,287)
Retained earnings		(765,320)	127,704
Equity attributable to shareholders of the parent		166,330,965	159,534,931
Non-controlling interests		683,159	475,906
Total equity		167,014,124	160,010,837
Total equity and liabilities		1,927,523,249	1,792,288,792

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Income

	R$ thousands
	Note	Years ended December 31
		2023	2022	2021
Interest and similar income		211,458,474	200,613,185	138,223,346
Interest and similar expenses		(156,376,055)	(130,801,913)	(55,121,323)
Net interest income	27	55,082,419	69,811,272	83,102,023
Fee and commission income	28	26,956,763	27,124,120	26,033,007
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	10,895,796	819,355	(11,272,790)
Net gains/(losses) on financial assets at fair value through other comprehensive income		1,841,022	2,663,816	(1,081,393)
Net gains/(losses) on foreign currency transactions		262,501	1,816,918	(425,732)
Gross profit from insurance and pension plans	32	5,235,711	4,032,326	6,073,461
- Insurance and pension income		51,252,827	44,245,342	76,221,161
- Insurance and pension expenses		(46,017,116)	(40,213,016)	(70,147,700)
Other operating income		18,235,030	9,332,415	(6,706,454)
Expected loss on loans and advances	11	(30,176,989)	(26,346,068)	(9,358,234)
Expected loss on other financial assets	8 and 9	(1,940,035)	2,579,233	(255,975)
Personnel expenses	33	(20,814,458)	(19,889,052)	(20,013,692)
Other administrative expenses	34	(16,286,260)	(16,574,610)	(15,993,155)
Depreciation and amortization	35	(6,025,244)	(5,306,442)	(5,772,900)
Other operating income/(expenses)	36	(16,924,556)	(17,465,184)	(18,603,757)
Other operating expense		(92,167,542)	(83,002,123)	(69,997,713)
Income before income taxes and share of profit of associates and joint ventures		8,106,670	23,265,684	32,430,863
Share of profit of associates and joint ventures	13	2,101,681	1,355,926	421,504
Income before income taxes		10,208,351	24,621,610	32,852,367
Income tax benefit/(expense)	37	4,294,414	(3,164,840)	(9,471,563)
Net income		14,502,765	21,456,770	23,380,804

Attributable to shareholders:
Shareholders of the parent		14,251,329	21,223,264	23,172,322
Non-controlling interests		251,436	233,506	208,482

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	26	1.27	1.89	2.07
– Earnings per preferred share	26	1.41	2.09	2.27

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Comprehensive Income

	Note	R$ thousands
		Years ended December 31
		2023	2022	2021
Net income		14,502,765	21,456,770	23,380,804

Items that are or may be reclassified to the consolidated statement of income
Financial assets at fair value through other comprehensive income
- Net change in fair value		7,174,835	(5,720,405)	(13,601,053)
- Gains/(losses) reclassified to profit or loss	30	1,841,022	2,663,816	(1,081,393)
- Tax effect		(3,713,554)	1,359,598	6,045,476

Unrealized gains/(losses) on hedge	7
- Cash flow hedge		738,831	545,684	(1,962,706)
- Hedge of investment abroad		(5,799)	142,459	(224,055)
- Tax effect		(343,838)	(330,046)	1,021,384

Foreign exchange differences on translations of foreign operations
Foreign currency translation differences of foreign operations		11,915	(75,132)	(19,107)

Items that will not be reclassified to the consolidated statement of income
Net change in fair value of equity instruments at fair value through other comprehensive income		(956,499)	(1,255,620)	1,080,075
Tax effect		331,966	455,199	(441,363)

Other		(1,200,819)	2,501,729	73,830

Total other comprehensive income		3,878,060	287,282	(9,108,912)
Total comprehensive income		18,380,825	21,744,052	14,271,892

Attributable to shareholders:
Shareholders of the parent		18,129,389	21,510,546	14,063,410
Non-controlling interests		251,436	233,506	208,482

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Changes in Equity

	R$ thousands
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profits/losses	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory
Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	23,172,322	23,172,322	208,482	23,380,804
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(9,163,635)	-	(9,163,635)	-	(9,163,635)
Foreign currency translation adjustment	-	-	-	-	-	-	(19,107)	-	(19,107)	-	(19,107)
Other	-	-	-	-	-	-	73,830	-	73,830	-	73,830
Comprehensive income	-	-	-	-	-	-	(9,108,912)	23,172,322	14,063,410	208,482	14,271,892
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-	-	-
Cancellation of treasury shares	-	440,514	-	-	(440,514)	-	-	-	-	-	-
Acquisition of treasury shares	-	(666,702)	-	-	-	-	-	-	(666,702)	-	(666,702)
Interest on equity	-	-	-	-	-	-	-	(9,240,089)	(9,240,089)	(253,768)	(9,493,857)
Balance on December 31, 2021	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707
Adoption of IFRS 17 (note 3b)	-	-	-	-	-	-	-	(1,219,698)	(1,219,698)	-	(1,219,698)
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	(227,173)	148,557,139	451,870	149,009,009
Net income	-	-	-	-	-	-	-	21,223,264	21,223,264	233,506	21,456,770
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2,139,315)	-	(2,139,315)	-	(2,139,315)
Foreign currency translation adjustment	-	-	-	-	-	-	(75,132)	-	(75,132)	-	(75,132)
Other	-	-	-	-	-	-	2,501,729	-	2,501,729	-	2,501,729
Comprehensive income	-	-	-	-	-	-	287,282	21,223,264	21,510,546	233,506	21,744,052
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,036,608	9,523,402	-	-	(10,560,010)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Acquisition of treasury shares	-	(224,377)	-	-	-	-	-	-	(224,377)		(224,377)
Variation of onerous insurance contracts	-	-	-	-	-	-	-	(136,215)	(136,215)	-	(136,215)
Interest on equity	-	-	-	-	-	-	-	(10,172,162)	(10,172,162)	(209,470)	(10,381,632)
Balance on December 31, 2022	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(718,287)	127,704	159,534,931	475,906	160,010,837
Net income	-	-	-	-	-	-	-	14,251,329	14,251,329	251,436	14,502,765
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,066,964	-	5,066,964	-	5,066,964
Foreign currency translation adjustment	-	-	-	-	-	-	11,915	-	11,915	-	11,915
Other	-	-	-	-	-	-	(1,200,819)	(22,551)	(1,223,370)	-	(1,223,370)
Comprehensive income	-	-	-	-	-	-	3,878,060	14,228,778	18,106,838	251,436	18,358,274

Consolidated Financial Statements in IFRS | Consolidated Statements of Changes in Equity

	R$ thousands
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profits/losses	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(23,183)	(23,183)
Transfers to reserves	-	-	-	756,090	3,054,908	-	-	(3,810,998)	-	-	-
Cancellation of Treasury Shares	-	224,377	-	-	(224,377)	-	-	-	-	-	-
Interest on equity	-	-	-	-	-	-	-	(11,310,804)	(11,310,804)	(21,000)	(11,331,804)
Balance on December 31, 2023	87,100,000	-	35,973	13,340,705	63,389,338	70,496	3,159,773	(765,320)	166,330,965	683,159	167,014,124

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows

	R$ thousands
	Year ended on December 31
	2023	2022	2021
Operating activities
Income before income taxes	10,208,351	24,621,610	32,852,367
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	30,176,989	26,346,068	9,358,234
Change in insurance contract liabilities	42,456,177	38,731,599	32,600,967
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(1,841,022)	(2,663,816)	1,081,393
Expenses with provisions and contingent liabilities	6,339,505	2,874,896	3,888,464
(Gain)/Loss due to impairment of assets	1,940,035	(2,579,233)	255,975
Depreciation	2,626,085	2,530,910	2,712,720
Amortization of intangible assets	3,894,031	3,132,310	3,060,180
Share of profit of associates and joint ventures	(2,101,681)	(1,355,926)	(421,504)
(Gains)/Losses on disposal of non-current assets held for sale	(69,294)	(228,130)	(239,499)
(Gains)/Losses from disposal of property and equipment	(139,024)	(12,649)	228,971
(Gains)/Losses on the sale of investments in associates	14,350	(422,188)	(15,366)
Effect of changes in foreign exchange rates on cash and cash equivalents	(239,325)	(892,293)	(3,475,438)
(Increase)/Decrease in assets	(280,034,814)	(175,496,682)	(271,154,762)
Compulsory deposits with the Central Bank	(15,544,506)	(6,654,728)	(3,559,769)
Loans and advances to financial institutions	(35,005,630)	8,415,276	(9,087,880)
Loans and advances to customers	(111,830,757)	(163,343,243)	(182,188,118)
Financial assets at fair value through profit or loss	(85,699,349)	34,661,937	(60,377,643)
Other assets	(31,954,572)	(48,575,924)	(15,941,352)
(Increase)/Decrease in liabilities	180,319,296	115,428,891	51,862,966
Deposits from banks	79,263,662	32,797,532	27,166,234
Deposits from customers	82,532,445	62,058,049	38,922,747
Financial liabilities at fair value through profit or loss	2,200,896	(923,959)	(4,432,399)
Insurance contract liabilities	(2,419,920)	(8,963,117)	(25,679,716)
Other provisions	(6,649,634)	(5,763,542)	(3,934,768)
Other liabilities	25,391,847	36,223,928	19,820,868
Cash generated by operations	(6,450,341)	30,015,367	(137,404,332)
Interest received on financial assets at FVTPL and amortized costs	102,617,786	101,166,625	72,045,757
Interest paid	(88,961,324)	(72,121,352)	(29,926,361)
Income tax and social contribution paid	(7,383,749)	(9,292,937)	(6,707,736)
Net cash provided by/(used in) operating activities	(177,628)	49,767,703	(101,992,672)

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(84,767)	(623,966)	(183,172)
(Acquisition) of financial assets at fair value through other comprehensive income	(61,444,346)	(164,290,603)	(162,115,499)
Disposal of financial assets at fair value through other comprehensive income	112,549,913	105,001,290	127,129,772
Maturity of financial assets at amortized cost	41,071,327	69,244,651	47,481,373
(Acquisition) of financial assets at amortized cost	(47,841,394)	(70,238,580)	(46,679,357)
Disposal of non-current assets held for sale	640,484	442,888	608,200
(Acquisitions) of investments in associates	(14,333)	-	(293,793)
Sale of investments in associates	-	61,970	62,237
Dividends and interest on equity received	978,932	720,069	763,698
(Acquisition) of property and equipment	(1,953,063)	(2,440,639)	(1,156,867)
Proceeds from sale of property and equipment	1,350,060	596,414	528,602
(Acquisition) of intangible assets	(7,187,567)	(6,971,601)	(3,253,248)
Interest received on financial assets at FVTPL and amortized costs	45,540,986	50,719,425	17,799,378
Net cash provided by / (used in) investing activities	83,606,232	(17,778,682)	(19,308,676)

Financing activities
Funds from securities issued	105,259,934	101,692,599	105,221,591
Payments on securities issued	(87,026,367)	(55,588,276)	(84,821,391)
Funds from subordinated debt issued	1,129,800	9,796,000	9,130,200
Payments on subordinated debts	(3,569,094)	(13,431,393)	(9,516,156)
Lease payments	(1,665,781)	(1,916,000)	(1,685,513)

Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows

	R$ thousands
	Year ended on December 31
	2023	2022	2021
Non-controlling shareholders	(44,182)	(209,470)	(253,768)
Interest paid on financing liabilities	(28,219,163)	(14,544,532)	(9,102,724)
Interest on equity/dividends paid	(8,927,917)	(3,656,763)	(9,914,297)
Acquisition of treasury shares	-	(224,377)	(666,702)
Net cash provided by/(used in) financing activities	(23,062,770)	21,917,788	(1,608,760)

(Decrease)/Increase in cash and cash equivalents	60,365,834	53,906,809	(122,910,108)

Cash and cash equivalents
At the beginning of the period	126,185,421	71,386,319	190,820,989
Effect of changes in foreign exchange rates on cash and cash equivalents	239,325	892,293	3,475,438
At period end	186,790,580	126,185,421	71,386,319

(Decrease)/Increase in cash and cash equivalents	60,365,834	53,906,809	(122,910,108)

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

1)	GENERAL INFORMATION

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Group”) is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

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

The Company was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements were approved by the Board of Directors on April 29, 2024.

2)	MATERIAL ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies described below were applied in all periods presented and by all the Group, including equity method investees.

Some numbers included in these consoliated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital

			On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (1)	São Paulo - Brazil	Asset management	51.00%	-	51.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5) (6)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	52.89%	51.40%	52.89%	51.40%

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital

			On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (2) (9)	New York - United States	Services	-	100.00%	-	100.00%
Investment Funds (10)
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.38%	100.00%	99.38%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
(1)	Company acquired (indirect participation) in February, 2023. New name of BV DTVM S.A. from December 2023;
(2)	The functional currency of these companies abroad is the Brazilian Real;
(3)	The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4)	The functional currency of this company is the Mexican Peso;
(5)	The functional currency of this company is the US Dollar;
(6)	New name of Bradesco Bac Florida Bank;
(7)	Accounting information used with date lag of up to 60 days;
(8)	Increase in the percentage of interest occurred due to Cancellation of Treasury Shares;
(9)	Company dissolved in October 2023; and
(10)	The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

i.	Subsidiaries

Subsidiaries are all companies over which the Group, has control. The Group has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Group obtains control over its activities until the date this control ceases.

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

For acquisitions not meeting the definition of a business combination, the Group allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

ii.	Associates

Companies are classified as associates if the Group has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Group holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Group could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Group’s consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.	Joint ventures

The Group has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity, and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group, with other parties, holds joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Group using the equity method.

iv.	Structured entities

Structured entities are consolidated when the Group has control. The Group has control over a structured entity if it is exposed to, or has rights to, variable returns from its involvement with the structured entity and has the ability to affect those returns through its power over the structured entity.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

v.	Transactions with and interests of non-controlling shareholders

The Group applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.	Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Group for the purposes of consolidation.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Company’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, except for the subsidiary in Mexico, which has the Mexican Peso as its functional currency, and Bradesco Bank, which has the US dollar as its functional currency.

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

ii.       Financial liabilities

The Group classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except in cases of trading financial liabilities.

Financial liabilities for trading recognized by the Group are derivative financial instruments that are recorded and measured at fair value, with the respective changes in fair value recognized immediately in profit or loss.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group does not have any financial liabilities designated at fair value through profit or loss.

For more details on the treatment of derivatives, see Note 2(d) (iii).

•	Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Group to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the statement of financial position at fair value on the date the guarantee was given. After initial recognition, the Group’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in Note 40.2. – Credit Risk.

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

The Group has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures are presented in Note 40.3 – Market risk.

iv.      Recognition

Initially, the Group recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.       Derecognition

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

vi.      Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Group has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

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

For more commonly used instruments, the Group uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Group uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

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

More details on the calculation of the fair value of financial instruments are available in Note 40.4. – Liquidity risk.

viii.   Expected credit losses

The Group calculates the expected credit losses for financial instruments measured at amortized cost and at FVOCI (except for investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Group expects to recover discounted at the effective interest rate of the operation;

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Group expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: it is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Group expects to recover discounted at a rate that reflects the market conditions.

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

With respect to Brazilian government bonds, the Group has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is recorded for credit losses.

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

The criteria used to calculate the expected credit loss and to determine the significantly increased credit risk are detailed in Note 40.2. – Credit risk.

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

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Group for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Generally, the identified intangible assets of the Group have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i.	Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures and is allocated to Cash Generating Unit (CGU) or groups of CGUs that are expected to benefit from the synergies of the acquisitions.

Goodwill reflects the excess of the cost of acquisition in relation to the Group’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Group’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.	Software

Software acquired by the Group is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Group can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

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

As a lessee, the Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Group recognizes a “lease liability” and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Group has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

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

The incremental rate applied by the Group considers the funding rate free of risk adjusted by the credit spread.

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period are not considered in the scope of IFRS 16 – Leases, because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract is not considered as executable.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The Group’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

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

j)	Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Group has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

k)	Insurance Contracts

In accordance with the IFRS 17 - Insurance Contracts,contracts that meet the definition of insurance contracts, including insurance and reinsurance contracts issued and reinsurance contracts held, and investment contracts with discretionary participation issued by an insurance company must be measured under its rules, with some limited exceptions. An insurance contract is one in which one party accepts significant insurance risk from another party. Insurance risk is risk, except the financial risk, transferred from the holder of a contract to the issuer. An investment contract with discretionary participation is a financial instrument under which the holder receives an additional payment, the value or term of which is contractually at the discretion of the issuer.

After classifying contracts within the scope of IFRS 17, the Group must assess whether these contracts have any embedded derivatives, distinct investment components or a distinct good or service unrelated to insurance. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policyholder can purchase a contract with equivalent terms and conditions in the same jurisdiction. A non-insurance-related good or service is distinct if the policyholder can benefit from the good or service alone or in conjunction with other readily available resources for the policyholder.

The following is a summary of the Group's products that are within the scope of IFRS 17 – Insurance Contracts:

•	The Life portfolio was divided into three groups: Life Short-Term Risk, Life Long-Term Risk and Life Capitalization portfolios.

o	The Life Short-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks with a maximum duration of three years;
o	The Life Long-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks. The duration of this portfolio is associated with the life expectancy of policyholders or has a duration of more than three years;
o	Whole Life portfolio includes products with coverage of mortality, disability and morbidity risks, as well as redemption options. The duration of this portfolio is associated with the life expectancy of the policyholder.

•	The Pension Portfolio was divided into three groups: Defined Benefit Pension, Traditional Pension and PGBL/VGBL.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

o	The Defined Benefit Pension portfolio covers products that guarantee a defined future payment when the policyholder reaches the retirement date. The duration of this portfolio is associated with the life expectancy of the policyholder;
o	The Traditional Pension portfolio covers products that guarantee a minimum interest rate and / or inflation adjustment both in the investment and benefit phases. The duration of this portfolio is associated with the life expectancy of the policyholder;
o	The PGBL/VGBL portfolio includes products that guarantee interest rate and / or inflation adjustments only in the benefit phase. The duration of this portfolio is associated with the life expectancy of the policyholder.

•	The Health portfolio was divided into two groups: Health and Dental Health.

o	The Health portfolio considers products with complete health coverage. These products may be contracted individually (Individual Health) or collectively (Collective Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum duration of two years;
o	The Dental Health portfolio only includes products with Dental Health coverage. These products may be contracted individually (Individual Dental Health) or collectively (Collective Dental Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum duration of three years.

•	The Non-Life portfolio was divided into two groups: Long-Term Non-Life and Short-Term Non-Life.

o	The Long-Term Non-Life portfolio includes two products: (i) consortium insurance (a product that protects self-funding pool agreements from default by its members); and (ii) home loan insurance;
o	The Short-term Non-Life portfolio includes all other Non-Life insurance products, such as (but not limited to): vehicle, residential, equipment, and civil liability.

Aggregation level

For measurement purposes, the Group aggregates insurance contracts based on similar risks that are managed together, which must be segregated by cohorts (with a maximum interval of 12 months) and then divided into three categories: groups of contracts that are onerous on initial recognition, groups of contracts that, on initial recognition, have no significant possibility of becoming onerous in the future and a group of remaining contracts in the portfolio, if any. These aggregations are referred to as Groups of Contracts.

Contract limits

Cash flows are within the the insurance contract boundary if cash flows from rights and obligations that exist during the reporting period under which the Group may require the policyholder to pay premiums or the Group may be required to provide insurance coverage to the policyholder. For contracts with discretionary participation features, cash flows are within the boundary of the contract if they arise from the Group's substantive obligation to deliver cash at a present or future date.

Initial Recognition

The Group recognizes groups of insurance contracts issued upon the occurrence of the first of the following facts:

•               The beginning of the coverage period of the group of contracts;

•               The maturity date of the first payment of a policyholder in the group; or

•               The date when a group of contracts becomes onerous.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

New contracts are included in the group when they satisfy the recognition criteria within the reporting period, until such time as all the contracts expected to be included in the group have been recognized.

Measurement approach

To measure the liability for the remaining coverage of its insurance contracts, the Group applies the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA), detailed below.

In the General Measurement Model (GMM/BBA), insurance contracts issued are measured at initial recognition at the total of: (i) estimated future cash flows, adjusted for the time value of money, and an explicit risk adjustment related to the non-financial risk; and (ii) the Contractual Service Margin (CSM). The Group applies the general model to the following portfolios: Long-Term Risk Life, Whole Life, Defined Benefit Pension, Traditional Pension, Individual Health, Individual Dental Health and Long-Term Non-Life.

As a variation of the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) follows the same principles as the General Measurement Model (GMM/BBA), but the subsequent measurement differs in relation to the measurement of the CSM. The VFA is applied to direct participation contracts, which are contracts that are substantially investment-related service contracts. Additionally, for these types of contracts, the liability to policyholders is linked to underlying items. “Underlying items” are defined as "Items that determine some of the amounts that an insurer will pay under an insurance contract". Underlying items can comprise any number of items; for example, a reference portfolio of assets, the Group's net assets, or a specified subset of the Group's net assets. The Group applied this methodology to the Pension Portfolio, including Traditional Pension, PGBL and VGBL portfolios as, during the investment phase, the policyholders' return is directly linked to assets held in specified investments funds.

The simplified Premium Allocation Approach (PAA) is applicable to contracts with a coverage period of one year or less and contracts for which the Group reasonably expects that the resulting measurement will not differ materially from that under the General Measurement Model (GMM/BBA). The Group applies the Premium Allocation Approach (PAA) to the Life Short-Term Risk, Collective Health, Collective Dental Health and Short-Term Non-Life portfolios, because these portfolios have coverage periods equal to or less than one year or were submitted to a ’similarity test’ carried out by the Group to confirm if the value of the liabilities of these contracts measured according to the simplified model is equal or similar to the value of the liabilities of these contracts measured by the General Model (BBA).

The Group does not issue reinsurance contracts; however, it has ceded contracts to reinsurers and applies the Premium Allocation Approach (PAA) to measure the ceded reinsurance contracts, as they have a duration of one year or less.

The Group measures the liabilities for incurred claims using an estimate of the cash flows to be fulfilled, discounted to present value.

Discount rate

The discount rate is the rate used to reflect the time value of money for future cash flows. It can be constructed using one of two methodologies: Top-Down or Bottom-Up. In the Top-Down methodology, the discount rate is derived from the Internal Rate of Return (IRR) of a portfolio of assets. In the Bottom-Up methodology, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. The liquidity risk reflects the compensation that an investor would require for the differences in liquidity between the insurance contracts, considering all surrender options, and the reference bond portfolio. The Group uses the Bottom-Up rate for all its portfolios measured under IFRS 17 – Insurance Contracts.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group has chosen to recognize the effect of changes in discount rates in relation to initial recognition and subsequent measurements in other comprehensive income.

Risk Adjustment (RA)

The Risk Adjustment (RA) is the adjustment made by the Group to the estimate of the present value of future cash flows to reflect the compensation it would require to bear the risk of uncertainty in the value and timing of cash flows arising from non-financial risks. The Group opted to use the cost of capital methodology for the Life, Pension and Dental Health portfolios, and the confidence level methodology for the Health portfolio. For the Non-Life portfolio, the cost of capital methodology is used for the Liability for Remaining Coverage (LRC) and the confidence level methodology for the Liability for Incurred Claims (LIC).

Under the cost of capital methodology, the RA is determined by multiplying the risk capital the insurance contract is expected to require by a cost of capital. The risk capital that the insurance contract is expected to require is obtained through an approximation methodology that multiplies the current risk capital by the duration of the insurance cash flows. The cost of capital is the minimum return that shareholders will require from a portfolio and is obtained through the Capital Asset Pricing Model (CAPM) methodology.

The confidence level methodology is based on recalculating the contract's cash flows in a defined stress scenario. In this case, the risk adjustment will be the difference between the insurance cash flows in the defined stress scenario and the insurance cash flow in the base scenario.

The equivalent percentile to the non-financial risk adjustment is 58% for the Life and Pension portfolios. In the Non-Life portfolio, the LRC used a 58% confidence level, in the LIC, the equivalent of a 75% confidence level is used and Dental, the equivalent of a 56% confidence level.

To calculate the confidence level for the Health portfolio, the Group uses an internal risk model where it calculates the confidence for the insurance contracts in its portfolio, 60% of percentile for the Remaining Coverage Provision and 70% of percentile for the Provision of Incurred Claims.

Allocation of Contractual Service Margin (CSM)

The Contractual Service Margin (CSM) for each group of insurance contracts is recognized in the statement of income for each period to reflect the insurance coverage provided. The amount of the Contractual Service Margin (CSM) recognized in each period is determined by identifying the coverage units, allocating the Contractual Service Margin (CSM) at the end of the period (before recognizing any release to profit or loss to reflect the services provided in that period), equally to each coverage unit provided in the current period and expected to be provided in the future and recognizing in profit or loss the amount allocated to units of coverage provided in the period.

For groups of contracts measured by the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), the allocation of the Contractual Service Margin (CSM) is calculated over the life of the group of contracts in a way that systematically reflects the transfer of insurance benefits and/or investment under the contract.

The Group has applied judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract coverages provided for each group of contracts and therefore the coverage units.

For Life Long Term Risk, Traditional Pension and and Pension and Life contracts, the recognition of CSM is based on the projection of the value of the insurance liabilities of the insurance contract portfolios. For PGBL and VGBL Pension contracts it is based on the portfolio management fee.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

For the Long-Term Non-Life insurance, the recognition of the portion of the Contractual Service Margin (CSM) in profit or loss is based on the expectation of premiums of the portfolio.

For the Individal Health portfolio, the recognition of the portion of the Contractual Service Margin (CSM) in profit or loss is based on the flow of people exposed to health risk projected for future periods.

Method for measuring and evaluating fulfillment cash flows

When estimating fulfillment cash flows included within the scope of the contract, the Group considers the range of all possible results, specifying the amount of cash flows, timing and probability of each scenario reflecting conditions existing on the date of measurement, using a probability-weighted average expectation, which represents the average of all possible scenarios. In determining possible scenarios, the Groups uses all reasonable and supportable information available without undue cost or effort, which includes information about past events, current conditions, and future forecasts.

When estimating future cash flows, the following elements are included within the contract boundaries:

•               Premiums and any additional cash flows resulting from those premiums such as acquisition costs and future claims;

•               Reported claims that have not yet been paid, claims incurred but have not yet been reported, expected future policy claims and potential cash inflows from future claims recoveries covered by existing insurance contracts;

•               An allocation of the insurance acquisition cash flows attributable to the portfolio to which the issued contract belongs;

•               An allocation of fixed and variable overheads directly attributable to the performance of insurance contracts, including indirect costs such as accounting, human resources, IT and support, building depreciation, rent, maintenance, and utilities;

•               Other costs specifically chargeable to the policyholder under the contract.

Cash flow estimates include directly observable market variables and unobservable variables such as mortality rates, accident rates, average claims costs and probabilities of serious claims.

When applying the mortality table for groups of policyholders, the Group uses the parameters as a reference to project the number of benefits to be paid to policyholders. The estimated amounts to be paid are incorporated into the measurement of the entity’s insurance contracts.

For the calculation of the mortality rate to be used for the measurement of insurance contracts, the Group uses a number of mortality tables. The use of different mortality tables is done to reflect the probability of life and death of certain groups of policyholders.

The Group also uses the persistence index as an assumptions in the measurement of fulfillment cash flows. The persistence index aims to capture the average time that the policyholder will remain party to the contract considering the possibility of cancellation.

The Group calculates the changes in fulfillment cash flows at the end of each reporting period. This occurs for changes in non-financial and financial assumptions, and discount rates. The Group first calculates the changes in discount rates and financial assumptions on fulfillment cash flows (as expected at the beginning of the period) and then calculates the changes in these cash flows from the change in non-financial assumptions.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Acquisition cash flow

The Group includes insurance acquisition cash flows in measuring a group of insurance contracts if they are directly attributable to individual contracts in that group, the group itself or the portfolio of insurance contracts to which the group belongs.

As such, an expense related to the acquisition cash flow is recognized in profit or loss against an increase in the Liability for Remaining Coverage (LRC) related to the insurance contracts.

Separation of components

The Organization evaluates its products to determine whether it is comprised of components which are distinct and need to be separated and accounted for by applying other accounting standards. When these non-insurance components are not distinct, they are accounted for jointly with the insurance component applying IFRS 17 – Insurance Contracts. The Group evaluated the contracts under the scope and concluded that there are no components to be separated.

Components of investments and underlying assets

The Group defines an investment component as the amount that the insurance contract requires the entity to repay to the policyholder in all circumstances, regardless of the occurrence of an insured event.

The Group also defines an underlying asset as the item that determines some of the amounts payable to the policy holder. Underlying items may comprise any number of items; for example, a reference portfolio of assets, the entity's net assets, or a specific subset of the entity's net assets.

Nevertheless, the Group has no distinct investment component in its insurance portfolio as stated above, it has insurance products with non-distinct investment company.

The Group also has contracts with obligations linked to the underlying assets. The Group portfolios that fall under both categories are: the Pension Portfolio, including Traditional Pension, PGBL and VGBL portfolios.

Income from Insurance

The Group writes insurance contracts and in recognizing income from these contracts, reduces its Liability for Remaining Coverage (LRC).

For groups of insurance contracts measured under the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), income from insurance is composed of the sum of the changes in Liability for Remaining Coverage (LRC) due to:

•               Expenses from insurance coverage incurred in the period;

•               Changes in risk adjustment for non-financial risk;

•               The amount to be released from the Contractual Service Margin (CSM) for the coverage provided in the period;

•               Other amounts, such as experience adjustments for premium receipts related to the current or past period, if any.

Income from insurance also includes the portion of premiums related to the recovery of insurance acquisition cash flows included in expenses from insurance coverage in each period. Both values are measured systematically based on the passage of time.

In applying the Premium Allocation Approach (PAA), the Organization recognizes insurance income for the period based on the passage of time, allocating expected premium receipts, including experience adjustments to premiums for each coverage period.

Insurance Contract Expenses

Expenses from insurance coverage arising from a group of insurance contracts issued consist of:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•               Changes in the Liability for Incurred Claims (LIC) related to claims and expenses incurred in the period, excluding the reimbursement of investment components;

•               Changes in the Liability for Incurred Claims (LIC) related to claims and expenses incurred in previous periods (related to past coverages);

•               Other directly attributable expenses from insurance coverage incurred in the period;

•               Amortization of insurance acquisition costs;

•               Loss component of onerous groups of contracts initially recognized in the period;

•               Changes in the Liability for Remaining Coverage (LRC) related to future coverage that do not adjust the Contractual Service Margin (CSM), as they are changes in the loss component in the groups of onerous contracts.

Financial Revenues and Expenses

The Group adopts the segregation of financial income and expenses, recognizing the interest related to insurance contracts in the Statement of Income and the amount related to changes in financial fees and assumptions in other comprehensive income,for all portfolio measured by PAA and BBA methodology. The financial income and expenses for VFA portifolio is entirely allocated in the Statement of Income.

l)	Capitalization bonds

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

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires.

m)	Employee benefits

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

n)	Interest

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

o)	Fees and commissions

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

p)	Income tax and social contribution

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

On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, converted into Law No. 14,446, on September 19, 2022, which raised the social contribution rate on the Net Income of the insurance and financial sectors by one percentage point, during the period from August 1, 2022 to December 31, 2022.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37 – Income Tax and Social Contribution.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

q)	Segment reporting

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

r)	Equity

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

3)	NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a)	Standards, amendments and interpretations of standards adopted from January 1, 2023

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Contracts under the scope of IFRS 17

Transition

The Group applied the full retrospective approach for insurance contracts that are measured in accordance with the Premium Allocation Approach (PAA).

For contracts measured using the General Measurement Approach (GMM/BBA), the Group applied the fair value transition approach for cohorts of contracts in the portfolios: Whole Life, Defined Benefit Pension Plan, Traditional Pension Plan and Non-Life Long-Term - Home loan issued through 2017; for the Individual Health and Non-Life Long-Term - Consortium portfolios issued through 2018; for the Life Long-Term Risk portfolios through 2019 and for the Individual Dental Health portfolios through 2020, and the full retrospective transition approach for cohorts of contracts in these portfolios issued after these dates. For contracts measured using the Variable Fee Approach (VFA), the fair value transition approach is used for cohorts issued through 2019, and the full retrospective transition approach is used for cohorts of contracts issued after this date. The decision to use the fair value approach was based on the unavailability of information at the granularity required to use the full retrospective transition approach in these portfolios.

Under the fair value approach, the Contractual Service Margin (CSM) at the transition date represents the difference between the fair value determined by the Organization and the fulfilment cash flows, which are a risk-adjusted, explicit, unbiased and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfills the contracts.

Financial asset classification

On January 1, 2023 the Group reassessed the classification under IFRS 9 of its financial assets related to insurance contracts within the scope of IFRS 17 – Insurance Contracts. This redesignation is based on changes to the business models in which the financial assets are held to mitigate the financial effects of the new standard.

The Organization assessed the effects of IFRS 17 – Insurance Contracts, mainly those related to changes in the discount rate applied, and reassessed its business model for related assets. The reassessment resulted in a business model reclassification for a portion of assets used to support the Life and Pension and Health portfolios. Assets were transferred out of the amortized cost category into the category of assets measured at fair value through other comprehensive income (FVOCI). The main reason for this reclassification is the change in the methodology for evaluating insurance liabilities that now have their discounts aligned with the market rate.

Amendments to IAS 1 - Presentation of Financial Statements

The amendments are intended to improve disclosures of accounting policies, so that entities provide more useful information to users of financial statements. Entities should disclose their material accounting policies rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures, and it was applicable from January 1, 2023. It was concluded that there were no impacts with the application of this amendment.

Amendments to IAS 8 - Accounting Policies, Change of Estimates Error Correction

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The amendments are intended to clarify how entities should distinguish between changes in accounting policies from changes in accounting estimates with a primary focus on the definition of and clarifications on accounting estimates being applicable from January 1, 2023. It was concluded that there were no significant impacts from the adoption of this amendment.

Amendments to IAS 12 - Taxes on Profit

In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to lease operations and foreclosure obligations, for example. With the changes, entities will no longer be entitled to the exemption and will be obliged to recognize the deferred tax on such transactions being applicable from January 1, 2023. Bradesco has identified that the amendments have a non-significant impact on some items in the statement of financial position, with no impact on profit or loss.

Another change effective on January 1, 2023 applies to income tax resulting from tax law enacted or substantially enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD), including the tax law that implements domestic complementary taxes described in these rules, which aim to ensure the payment of a minimum effective rate of 15% in each jurisdiction of the economic group. The Company did not identify impacts with the application of this standard.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Impacts of the adoption of IFRS 17

We present below the IFRS17 adoption effects within the Statement Financial Position and Statement of Income.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION						R$ thousand
	December 31, 2022			January 1, 2022
	Previously presented	Adoption IFRS 17	As re-presented	Previously presented	Adoption IFRS 17	As re-presented
Assets
Cash and balances with banks	122,521,755	-	122,521,755	108,601,632	-	108,601,632
Financial assets at fair value through profit or loss	301,899,028	-	301,899,028	336,560,965	-	336,560,965
Financial assets at fair value through other comprehensive income	215,588,278	-	215,588,278	193,516,537	-	193,516,537
Financial assets at amortized cost
- Loans and advances, net of provision for losses	730,892,962	(5,986,026)	724,906,936	656,459,438	(4,604,687)	651,854,751
- Securities, net of provision for expected losses	211,611,074	-	211,611,074	178,819,275	-	178,819,275
- Other financial assets	65,705,559	-	65,705,559	64,411,451	-	64,411,451
Other assets	151,397,019	(1,340,857)	150,056,162	137,202,895	450,135	137,653,030
Total assets	1,799,615,675	(7,326,883)	1,792,288,792	1,675,572,193	(4,154,552)	1,671,417,641

Liabilities
Liabilities at amortized cost	1,239,685,337	-	1,239,685,337	1,155,822,453	-	1,155,822,453
Financial liabilities at fair value through profit or loss	13,341,324	-	13,341,324	14,265,283	-	14,265,283
Insurance technical provisions and pension plans	316,155,117	(11,399,152)	304,755,965	286,386,634	(5,481,679)	280,904,955
Other liabilities	71,692,633	2,802,696	74,495,329	68,869,116	2,546,825	71,415,941
Total liabilities	1,640,874,411	(8,596,456)	1,632,277,955	1,525,343,486	(2,934,854)	1,522,408,632

Total equity (1)	158,741,264	1,269,573	160,010,837	150,228,707	(1,219,698)	149,009,009
Total equity and liabilities	1,799,615,675	(7,326,883)	1,792,288,792	1,675,572,193	(4,154,552)	1,671,417,641

(1)	In 2022, the impact of IFRS 17 adjustments on other comprehensive income was R$2,385,912 thousand.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR-ENDED DECEMBER 31, 2022			R$ thousand
	Previously presented	Adoption IFRS 17	As re-presented
Net interest income	69,301,931	509,341	69,811,272
Fee and commission income	27,134,207	(10,087)	27,124,120
Net gains/(losses) on financial assets and liabilities	3,483,171	-	3,483,171
Gross profit from insurance and pension plans	7,264,883	(3,232,557)	4,032,326
Expected loss of loans and advances and other financial assets	(23,786,438)	19,603	(23,766,835)
Personnel expenses	(21,683,356)	1,794,304	(19,889,052)
Other administrative expenses	(17,510,519)	935,909	(16,574,610)
Depreciation and amortization	(5,663,220)	356,778	(5,306,442)
Other operating income/(expenses)	(15,686,636)	38,370	(15,648,266)
Share of profit of associates and joint ventures	1,355,926	-	1,355,926
Income tax and social contribution	(2,992,753)	(172,087)	(3,164,840)
Net income	21,217,196	239,574	21,456,770

c)	Standards, amendments and interpretations of standards applicable in future periods

Amendments to IAS 1

Additionally, the amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. The amendments also contemplate changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes are effective as of January 1, 2024. It was concluded that there will be no impacts with the application of this revised standard.

Amendments to IFRS 16

Leases. The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there will be no impacts with the application of revised standard.

Amendments to IAS 7 and IFRS 17

Statements of Financial Instruments and Cash Flows: Disclosure. The changes refer to the disclosure of information on financial agreements with suppliers that will allow users of the Financial Statements to evaluate their effects on the entity’s liabilities and cash flows, in addition to their exposure to the liquidity risk. The amendments take effect for annual periods beginning on or after January 1, 2024. The Company evaluated the proposed changes and did not identify any significant impacts on its financial statements.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

-	Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee; and

-	Note 21 - Measurement of insurance liabilities: Methodologies are used considering all relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA).

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Significant estimates are disclosed below and further information is presented in the referenced notes:

Accounting estimates	Note
● Fair value of financial instruments (Level II and III)	6 / 8 / 29 / 30 and 40.4
● Expected credit loss	10 / 11 and 40.1
● Impairment of intangible assets and goodwill	15
● Insurance contract liabilities	21
● Other provisions	22
● Realization of deferred income tax	37

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

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion about the determination of fair value of financial instruments, see Note 40.5. - fair value of financial assets and liabilities.

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

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 40.2. - credit risk.

Impairment of intangible assets and goodwill

The Group analyzes, at least annually, whether the carrying value of intangible assets and goodwill (including goodwill identified in the acquisition of associates and joint ventures) is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Group’s view of future performance.

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

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies and may be material to our operating results for any given period.

For additional information about income tax, see Note 37 – Income tax and social contribution.

Insurance contract liabilities

Insurance contract liabilities are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(k). These commitments are based in assumptions that are derived from the Group's portfolio experience and are periodically reviewed.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Other provisions

The provisions are regularly reviewed and constituted, where the loss is deemed probable, taking into consideration the opinion of the Group’s legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

5)	CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a)	Cash, cash equivalents and balances with banks

	R$ thousands
	On December 31, 2023	On December 31, 2022
Cash and due from banks in domestic currency	14,765,830	14,428,309
Cash and due from banks in foreign currency	2,566,314	6,120,063
Reverse repurchase agreements (1) (a)	145,253,145	97,635,695
Discretionary deposits at the Central Bank	24,205,291	8,001,354
Cash and cash equivalents	186,790,580	126,185,421
Compulsory deposits with the Central Bank (2)	109,516,537	93,972,029
Cash, cash equivalents and balances with banks (b)	296,307,117	220,157,450
Cash and balances with banks (b) - (a)	151,053,972	122,521,755
(1)	Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as ‘loans and advances to financial institutions’ – refer to note 10; and
(2)	Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

6)	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a)	Financial assets at fair value through profit or loss

	R$ thousands
	On December 31, 2023	On December 31, 2022
Financial assets
Brazilian government bonds	282,586,266	210,538,448
Bank debt securities	43,844,816	34,091,904
Corporate debt and marketable equity securities	36,257,756	28,214,231
Mutual funds	9,323,075	12,025,851
Brazilian sovereign bonds	54,167	113,828
Foreign governments securities	118,948	656,270
Derivative financial instruments	15,413,349	16,258,496
Total	387,598,377	301,899,028

b)	Maturity

	R$ thousands
	On December 31, 2023	On December 31, 2022
Maturity of up to one year	95,034,235	55,128,782
Maturity of one to five years	201,297,811	153,846,848
Maturity of five to 10 years	58,350,432	64,795,283
Maturity of over 10 years	7,911,872	8,716,528
No stated maturity	25,004,027	19,411,587
Total	387,598,377	301,899,028

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$32,772,513 thousand on December 31, 2023 (R$6,589,358 thousand on December 31, 2022), being composed primarily of Brazilian government bonds.

c)	Liabilities at fair value through profit or loss

	R$ thousands
	On December 31, 2023	On December 31, 2022
Derivative financial instruments	15,542,220	13,341,324
Total	15,542,220	13,341,324

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

7)	DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers’ requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2023					On December 31, 2022
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts
Purchase commitments:	164,372,715	-	-	-	-	114,376,165		-	-	-
- Interbank market	132,161,908	-	-	-	-	89,694,759	-	-	-	-
- Foreign currency	14,481,278	-	-	-	-	13,512,369	-	-	-	-
- Other	17,729,529	10,106,786	-	-	-	11,169,037	3,622,411	-	-	-
Sale commitments:	220,715,317		-	-	-	207,516,974		-	-	-
- Interbank market (1)	163,879,990	31,718,082	-	-	-	157,246,540	67,551,781	-	-	-
- Foreign currency (2)	49,212,584	34,731,306	-	-	-	42,723,808	29,211,439	-	-	-
- Other	7,622,743	-	-	-	-	7,546,626	-	-	-	-

Option contracts
Purchase commitments:	1,030,322,549		3,175,395	257,087	3,432,482	279,394,344		1,793,886	176,424	1,970,310
- Interbank market	928,351,318	9,300,669	2,354,374	-	2,354,374	257,221,828	8,445,913	1,132,138	(119)	1,132,019
- Foreign currency	4,580,443	6,539	77,305	20,244	97,549	6,590,716	-	75,499	(16,251)	59,248
- Other	97,390,788	-	743,716	236,843	980,559	15,581,800	356,823	586,249	192,794	779,043
Sale commitments:	1,022,551,043		(2,071,414)	(165,205)	(2,236,619)	270,847,005		(1,100,416)	259,216	(841,200)
- Interbank market	919,050,649	-	(719,366)	-	(719,366)	248,775,915	-	(122,879)	-	(122,879)
- Foreign currency	4,573,904	-	(68,382)	47,472	(20,910)	6,846,113	255,397	(85,634)	48,655	(36,979)
- Other	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)	15,224,977	-	(891,903)	210,561	(681,342)

Forward contracts
Purchase commitments:	34,113,304		(855,134)	(3,953)	(859,087)	30,418,892		(775,900)	(2,423)	(778,323)
- Foreign currency	33,043,985	8,345,257	(849,505)	(551)	(850,056)	30,224,123	5,541,862	(773,873)	-	(773,873)
- Other	1,069,319	-	(5,629)	(3,402)	(9,031)	194,769	-	(2,027)	(2,423)	(4,450)
Sale commitments:	28,256,407		772,080	(8,496)	763,584	28,105,417		942,362	(21,228)	921,134
- Foreign currency (2)	24,698,728	-	449,969	-	449,969	24,682,261	-	340,407	-	340,407
- Other	3,557,679	2,488,360	322,111	(8,496)	313,615	3,423,156	3,228,387	601,955	(21,228)	580,727

Swap contracts
Assets (long position):	786,364,992		6,973,332	828,588	7,801,920	568,304,026		8,554,392	2,122,139	10,676,531
- Interbank market	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617	39,592,088	434,157	989,603	2,501,866	3,491,469
- Fixed rate	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085	157,051,442	71,837,047	751,565	(198,742)	552,823

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2023					On December 31, 2022
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
- Foreign currency	194,344,754	-	2,960,898	(345,557)	2,615,341	82,003,795	-	4,659,421	(122,999)	4,536,422
- IGPM (General Index of market pricing)	87,639	-	74,582	3,334	77,916	223,031	-	240,773	(6,196)	234,577
- Other	5,122,473	-	749,268	83,693	832,961	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240
Liabilities (short position):	783,299,290		(8,124,013)	(907,138)	(9,031,151)	446,365,683		(8,010,692)	(1,020,588)	(9,031,280)
- Interbank market	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)
- Fixed rate	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)	85,214,395	-	(688,110)	(105,390)	(793,500)
- Foreign currency	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)
- IGPM (General Index of market pricing)	190,560	102,921	(238,476)	(13,896)	(252,372)	346,648	123,617	(444,055)	8,095	(435,960)
- Other	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)	164,921,911	-	(1,298,745)	103,403	(1,195,342)
Total	4,069,995,617		(129,754)	883	(128,871)	1,945,328,506		1,403,632	1,513,540	2,917,172

Derivatives include operations maturing in D+1 (day after reporting date).

(1)	Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$102,934,940 thousand (December 31, 2022 – R$107,396,399 thousand); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$44,821,117 thousand (December 31, 2022 – R$50,673,213 thousand);
(2)	Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$31,320,736 thousand (December 31, 2022 – R$31,912,812 thousand); and
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

	R$ thousands
	On December 31, 2023	On December 31, 2022
Risk received in credit swaps - Notional	2,044,989	2,585,136
- Debt securities issued by companies	637,962	755,184
- Brazilian government bonds	808,158	1,184,523
- Foreign government bonds	598,869	645,429
Risk transferred in credit swaps - Notional	(1,297,469)	(1,476,609)
- Brazilian government bonds	(706,830)	(840,050)
- Foreign government bonds	(590,639)	(636,559)
Total net credit risk value	747,520	1,108,527

The contracts related to credit derivative transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

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

Strategy	R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023	147,756,057	148,572,977	(640,708)	(352,389)

Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022	158,069,612	157,766,799	(818,135)	(449,974)

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. For the year ended December 31, 2023, the amount of R$583,912 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on December 31, 2023 is R$132,914 thousand, this amount will be appropriated to profit or loss until the year 2027.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss for the year ended December 31, 2023 (R$181 thousand on December 31, 2022).

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the fair value changes in the hedged item, with gain or loss being recognized in profit or loss. The hedged object is adjusted at fair value and the effective portion of the valuations or devaluations recognized in profit or loss. When the hedging instrument expires or is sold or in case of discontinuation of the hedge, any adjustment to the hedged item is recognized directly in profit or loss.

There were no gains/(losses) related to the fair value accounting hedge, recorded in OCI, in the year ended December 31, 2023 due to the discontinuity of the strategy (R$7 thousand in 2022).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Group. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	4,477,297	4,149,708	(702,728)	(368,528)

Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	2,973,652	2,970,793	(696,930)	(365,488)

(1) For subsidiaries with functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the year ended December 31, 2023 was R$3,223 thousand (R$(35,697) thousand in 2022).

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

The nominal values do not reflect the actual risk assumed by the Group, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Group particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”, in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Group intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

	R$ thousands
	On December 31, 2023			On December 31, 2022
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	186,599,349	-	186,599,349	109,054,313	-	109,054,313
Derivative financial instruments	15,413,349	-	15,413,349	16,258,496	-	16,258,496

Financial liabilities
Securities sold under agreements to repurchase	169,570,218	-	169,570,218	81,778,223	-	81,778,223
Derivative financial instruments	15,542,220	-	15,542,220	13,341,324	-	13,341,324

In the years ended on December 31, 2023 and 2022, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

8)	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a)	Financial assets at fair value through other comprehensive income

	R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	181,505,226	4,177,028	(2,473,306)	183,208,948
Corporate debt securities	1,389,653	26,930	(46,617)	1,369,966
Bank debt securities	6,400,767	10,895	(30,304)	6,381,358
Brazilian government bonds issued abroad	6,412,372	292,990	(35,319)	6,670,043
Foreign governments securities	7,404,614	2,690	(2,549)	7,404,755
Mutual funds	2,407,603	33,609	(158,249)	2,282,963
Marketable equity securities and other stocks	6,489,814	494,838	(1,453,079)	5,531,573
Balance on December 31, 2023	212,010,049	5,038,980	(4,199,423)	212,849,606

Brazilian government bonds	183,012,391	199,728	(6,040,869)	177,171,250
Corporate debt securities	3,616,923	71,731	(149,210)	3,539,444
Bank debt securities	6,529,147	2,450	(123,121)	6,408,476
Brazilian government bonds issued abroad	9,084,997	340,448	(88,128)	9,337,317
Foreign governments securities	6,891,388	-	(16,253)	6,875,135
Mutual funds	1,575,379	27,616	(419)	1,602,576
Marketable equity securities and other stocks	12,217,673	364,260	(1,927,853)	10,654,080
Balance on December 31, 2022	222,927,898	1,006,233	(8,345,853)	215,588,278

b)	Maturity

	R$ thousands
	On December 31, 2023		On December 31, 2022
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	20,801,969	20,741,673	36,221,146	36,099,069
From 1 to 5 years	111,918,413	112,979,885	130,753,272	129,091,959
From 5 to 10 years	38,526,607	39,467,969	24,895,874	23,585,316
Over 10 years	31,865,643	31,845,543	17,264,554	14,555,278
No stated maturity	8,897,417	7,814,536	13,793,052	12,256,656
Total	212,010,049	212,849,606	222,927,898	215,588,278

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$52,026,509 thousand on December 31, 2023 (R$104,308,422 thousand on December 31, 2022), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,489,814	(958,241)	5,531,573
Total on December 31, 2023	6,489,814	(958,241)	5,531,573

Marketable equity securities and other stocks	12,217,673	(1,563,593)	10,654,080
Total on December 31, 2022	12,217,673	(1,563,593)	10,654,080

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(97,201)	6,181	(1,381)	(92,401)
Expected loss of financial assets at FVOCI on December 31, 2022	129,812	6,180	165,292	301,284
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(88,652)	(3,201)	(72,547)	(164,400)
Expected loss of financial assets at FVOCI on December 31, 2023	41,160	2,979	92,745	136,884

9)	BONDS AND SECURITIES AT AMORTIZED COST

a)	Securities at amortized cost

	R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government bonds	54,282,125	4,007,277	(4,653,464)	53,635,938
Corporate debt securities	120,924,952	1,387,469	(580,298)	121,732,123
Balance on December 31, 2023 (1)	175,207,077	5,394,746	(5,233,762)	175,368,061

Securities:
Brazilian government bonds	96,481,696	3,146,166	(6,659,322)	92,968,540
Corporate debt securities	115,129,378	1,334,724	(672,729)	115,791,373
Balance on December 31, 2022	211,611,074	4,480,890	(7,332,051)	208,759,913

(1) On January 1, 2023, with the adoption of IFRS 17, Management reclassified Bonds and Securities measured at amortized cost to measured at FVOCI, in the amount of R$36,639,102 thousand. This reclassification was due to alignment of the strategy of assets related to insurance contract liabilities; and

(2) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b)	Maturity

	R$ thousands
	On December 31, 2023		On December 31, 2022
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	26,708,054	26,853,215	23,662,304	23,411,019
From 1 to 5 years	108,111,315	108,612,106	109,339,662	107,947,094
From 5 to 10 years	17,408,132	17,311,782	41,876,000	42,421,977
Over 10 years	22,979,576	22,590,958	36,733,108	34,979,823
Total	175,207,077	175,368,061	211,611,074	208,759,913

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$25,937,875 thousand on December 31, 2023 (December 31, 2022 – R$38,535,855 thousand), being composed mostly of Brazilian government bonds.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(454,884)	(177)	(455,061)
Transferred to Stage 2	(2,108)	-	(856)	(2,964)
Transferred to Stage 3	(921)	(108,656)	-	(109,577)
Transfer from Stage 1	-	2,108	921	3,029
Transfer from Stage 2	454,884	-	108,656	563,540
Transfer from Stage 3	177	856	-	1,033
New assets originated /(Assets settled or paid)/Remeasurement of expected credit loss	(473,559)	(83,462)	(1,929,811)	(2,486,832)
Expected loss of financial assets at amortized cost on December 31, 2022	472,396	130,796	2,437,639	3,040,831
Transferred to Stage 1	-	(21,287)	(1,794)	(23,081)
Transferred to Stage 2	(2,046)	-	-	(2,046)
Transferred to Stage 3	(4,771)	(50,511)	-	(55,282)
Transfer from Stage 1	-	2,046	4,771	6,817
Transfer from Stage 2	21,287	-	50,511	71,798
Transfer from Stage 3	1,794	-	-	1,794
New assets originated /(Assets settled or paid)/Remeasurement of expected credit loss	(117,758)	125,781	2,096,412	2,104,435
Expected loss of financial assets at amortized cost on December 31, 2023	370,902	186,825	4,587,539	5,145,266

(1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income.

10)	LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

	R$ thousands
	On December 31, 2023	On December 31, 2022
Reverse repurchase agreements (1)	186,599,349	109,054,313
Loans to financial institutions	18,504,300	13,462,268
Expected credit loss	(990)	(28,252)
Total	205,102,659	122,488,329

(1) On December 31, 2023, it included financial investments given in guarantee in the amount of R$127,843,191 thousand (December 31, 2022 - R$64,876,703 thousand).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

11)	LOANS AND ADVANCES TO CUSTOMERS

a)	Loans and advances to customers by type of product

	R$ thousands
	On December 31, 2023	On December 31, 2022
Companies	269,421,350	299,255,027
- Financing and On-lending	104,729,799	111,607,610
- Financing and export	28,957,241	37,587,540
- Housing loans	24,534,805	20,625,289
- Onlending BNDES/Finame	17,515,937	16,379,953
- Vehicle loans	22,316,453	23,242,661
- Import	7,183,123	10,391,807
- Leases	4,222,240	3,380,360
- Borrowings	151,245,208	172,913,176
- Working capital	82,843,536	98,963,672
- Rural loans	12,807,395	7,619,561
- Other	55,594,277	66,329,943
- Limit operations (1)	13,446,343	14,734,241
- Credit card	8,003,405	7,576,681
- Overdraft for corporates/Individuals	5,442,938	7,157,560

Individuals	360,265,349	357,611,537
- Financing and On-lending	127,765,221	125,994,550
- Housing loans	89,315,143	84,617,176
- Vehicle loans	31,408,501	34,012,500
- Onlending BNDES/Finame	6,866,782	7,213,697
- Other	174,795	151,177
- Borrowings	155,605,725	156,052,453
- Payroll-deductible loans	90,960,703	89,761,029
- Personal credit	31,309,283	35,097,910
- Rural loans	12,534,155	12,367,701
- Other	20,801,584	18,825,813
- Limit operations (1)	76,894,403	75,564,534
- Credit card	71,926,643	69,954,999
- Overdraft for corporates/Individuals	4,967,760	5,609,535
Total portfolio	629,686,699	656,866,564
Expected credit loss	(50,184,880)	(54,447,957)
Total of net loans and advances to customers	579,501,819	602,418,607
(1)	Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b)	Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands
	On December 31, 2023	On December 31, 2022
Gross investments in finance lease receivables:
Up to one year	1,681,751	1,315,976
From one to five years	2,581,232	2,139,214
Over five years	131,390	118,980
Impairment loss on finance lease receivables	(46,144)	(45,795)
Net investment	4,348,229	3,528,375

Net investments in finance lease:
Up to one year	1,663,550	1,297,897
From one to five years	2,556,255	2,112,948
Over five years	128,424	117,530
Total	4,348,229	3,528,375

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Reconciliation of the gross book value of loans and advances to customers

Stage 1	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023

Companies	260,930,040	(5,333,409)	(4,167,306)	749,396	109,582	131,857,147	(154,010,870)	-	230,134,580
- Financing	104,459,244	(1,132,348)	(766,512)	342,701	67,194	43,607,196	(48,670,242)	-	97,907,233
- Borrowings	144,212,730	(3,897,390)	(2,792,331)	350,183	34,829	85,211,319	(101,565,736)	-	121,553,604
- Revolving	12,258,066	(303,671)	(608,463)	56,512	7,559	3,038,632	(3,774,892)	-	10,673,743
Individuals	292,656,355	(7,561,864)	(8,574,345)	5,949,354	386,465	119,766,529	(103,935,958)	-	298,686,536
- Financing	109,442,423	(3,498,316)	(1,248,446)	4,137,534	85,016	34,322,184	(28,870,200)	-	114,370,195
- Borrowings	125,648,075	(2,192,413)	(3,007,019)	706,935	161,653	73,753,493	(68,596,068)	-	126,474,656
- Revolving	57,565,857	(1,871,135)	(4,318,880)	1,104,885	139,796	11,690,852	(6,469,690)	-	57,841,685
Total	553,586,395	(12,895,273)	(12,741,651)	6,698,750	496,047	251,623,676	(257,946,828)	-	528,821,116

Stage 2	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023

Companies	10,397,088	(749,396)	(1,102,017)	5,333,409	962,071	7,557,774	(9,860,612)	-	12,538,317
- Financing	2,098,408	(342,701)	(222,956)	1,132,348	62,565	423,256	(1,241,149)	-	1,909,771
- Borrowings	7,289,645	(350,183)	(748,787)	3,897,390	883,841	6,955,238	(8,078,584)	-	9,848,560
- Revolving	1,009,035	(56,512)	(130,274)	303,671	15,665	179,280	(540,879)	-	779,986
Individuals	31,531,058	(5,949,354)	(3,794,467)	7,561,864	1,886,115	6,558,472	(15,081,902)	-	22,711,786
- Financing	13,494,747	(4,137,534)	(1,232,609)	3,498,316	63,828	1,685,832	(4,029,948)	-	9,342,632
- Borrowings	10,764,215	(706,935)	(970,446)	2,192,413	1,622,512	4,015,065	(8,197,281)	-	8,719,543
- Revolving	7,272,096	(1,104,885)	(1,591,412)	1,871,135	199,775	857,575	(2,854,673)	-	4,649,611
Total	41,928,146	(6,698,750)	(4,896,484)	12,895,273	2,848,186	14,116,246	(24,942,514)	-	35,250,103

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023

Companies	27,927,899	(109,582)	(962,071)	4,167,306	1,102,017	12,323,245	(3,073,606)	(14,626,755)	26,748,453
- Financing	5,049,959	(67,194)	(62,565)	766,512	222,956	273,583	(191,826)	(1,078,629)	4,912,796
- Borrowings	21,410,798	(34,829)	(883,841)	2,792,331	748,787	11,560,708	(3,734,746)	(12,016,166)	19,843,042
- Revolving	1,467,142	(7,559)	(15,665)	608,463	130,274	488,954	852,966	(1,531,960)	1,992,615
Individuals	33,424,124	(386,465)	(1,886,115)	8,574,345	3,794,467	17,423,562	3,697,925	(25,774,816)	38,867,027
- Financing	3,057,379	(85,016)	(63,828)	1,248,446	1,232,609	834,792	(667,090)	(1,504,900)	4,052,392
- Borrowings	19,640,162	(161,653)	(1,622,512)	3,007,019	970,446	14,310,670	(1,367,098)	(14,365,527)	20,411,507
- Revolving	10,726,583	(139,796)	(199,775)	4,318,880	1,591,412	2,278,100	5,732,113	(9,904,389)	14,403,128
Total	61,352,023	(496,047)	(2,848,186)	12,741,651	4,896,484	29,746,807	624,319	(40,401,571)	65,615,480

Consolidated - All stages	R$ thousands
	Balance on December 31, 2022	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023

Companies	299,255,027	151,738,166	(166,945,088)	(14,626,755)	269,421,350
- Financing	111,607,611	44,304,035	(50,103,217)	(1,078,629)	104,729,800
- Borrowings	172,913,173	103,727,265	(113,379,066)	(12,016,166)	151,245,206
- Revolving	14,734,243	3,706,866	(3,462,805)	(1,531,960)	13,446,344
Individuals	357,611,537	143,748,563	(115,319,935)	(25,774,816)	360,265,349
- Financing	125,994,549	36,842,808	(33,567,238)	(1,504,900)	127,765,219
- Borrowings	156,052,452	92,079,228	(78,160,447)	(14,365,527)	155,605,706
- Revolving	75,564,536	14,826,527	(3,592,250)	(9,904,389)	76,894,424
Total	656,866,564	295,486,729	(282,265,023)	(40,401,571)	629,686,699

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022

Companies	255,289,107	(2,794,820)	(3,015,338)	5,246,877	831,328	(25,300,196)	158,295,633	(127,622,551)	-	260,930,040
- Financing	100,155,914	(883,862)	(575,993)	3,359,279	747,825	(4,253,515)	54,231,476	(48,321,880)	-	104,459,244
- Borrowings	145,443,287	(1,643,288)	(2,142,527)	1,516,557	73,145	(21,046,681)	99,485,262	(77,473,025)	-	144,212,730
- Revolving	9,689,906	(267,670)	(296,818)	371,041	10,358	-	4,578,895	(1,827,646)	-	12,258,066
Individuals	272,635,668	(11,588,082)	(7,123,858)	5,570,962	653,188	(29,994,346)	119,570,888	(57,068,065)	-	292,656,355
- Financing	107,558,782	(6,250,501)	(1,035,122)	3,202,704	84,557	(13,977,848)	36,106,621	(16,246,770)	-	109,442,423
- Borrowings	118,573,323	(2,598,680)	(3,337,413)	692,370	409,402	(16,016,498)	66,488,649	(38,563,078)	-	125,648,075
- Revolving	46,503,563	(2,738,901)	(2,751,323)	1,675,888	159,229	-	16,975,618	(2,258,217)	-	57,565,857
Total	527,924,775	(14,382,902)	(10,139,196)	10,817,839	1,484,516	(55,294,542)	277,866,521	(184,690,616)	-	553,586,395

Stage 2	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022

Companies	14,119,637	(5,246,877)	(1,046,304)	2,794,820	936,352	(4,074,052)	5,881,869	(2,968,357)	-	10,397,088
- Financing	5,461,897	(3,359,279)	(234,955)	883,862	305,804	(2,964,276)	631,448	1,373,907	-	2,098,408
- Borrowings	7,082,040	(1,516,557)	(648,878)	1,643,288	600,089	(1,109,776)	4,881,568	(3,642,129)	-	7,289,645
- Revolving	1,575,700	(371,041)	(162,471)	267,670	30,459	-	368,853	(700,135)	-	1,009,035
Individuals	23,075,748	(5,570,962)	(2,452,124)	11,588,082	1,796,149	2,629,090	12,673,444	(12,208,369)	-	31,531,058
- Financing	10,479,754	(3,202,704)	(690,111)	6,250,501	64,442	1,425,641	3,673,945	(4,506,721)	-	13,494,747
- Borrowings	6,731,162	(692,370)	(779,343)	2,598,680	1,395,880	1,203,449	6,653,637	(6,346,880)	-	10,764,215
- Revolving	5,864,832	(1,675,888)	(982,670)	2,738,901	335,827	-	2,345,862	(1,354,768)	-	7,272,096
Total	37,195,385	(10,817,839)	(3,498,428)	14,382,902	2,732,501	(1,444,962)	18,555,313	(15,176,726)	-	41,928,146

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022

Companies	24,082,667	(831,328)	(936,352)	3,015,338	1,046,304	1,025,380	15,392,717	(8,616,409)	(6,250,418)	27,927,899
- Financing	6,287,894	(747,825)	(305,804)	575,993	234,955	(541,932)	348,266	(193,223)	(608,365)	5,049,959
- Borrowings	17,080,832	(73,145)	(600,089)	2,142,527	648,878	1,567,312	14,523,782	(8,789,521)	(5,089,778)	21,410,798
- Revolving	713,941	(10,358)	(30,459)	296,818	162,471	-	520,669	366,335	(552,275)	1,467,142
Individuals	24,630,780	(653,188)	(1,796,149)	7,123,858	2,452,124	3,461,208	16,338,531	(5,629,284)	(12,503,756)	33,424,124
- Financing	1,691,549	(84,557)	(64,442)	1,035,122	690,111	1,473,380	859,894	(1,762,506)	(781,172)	3,057,379
- Borrowings	16,939,514	(409,402)	(1,395,880)	3,337,413	779,343	1,987,828	12,437,894	(5,942,417)	(8,094,131)	19,640,162
- Revolving	5,999,717	(159,229)	(335,827)	2,751,323	982,670	-	3,040,743	2,075,639	(3,628,453)	10,726,583
Total	48,713,447	(1,484,516)	(2,732,501)	10,139,196	3,498,428	4,486,588	31,731,248	(14,245,693)	(18,754,174)	61,352,023

Consolidated - All stages	R$ thousands
	Balance on December 31, 2021	Accumulated Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022

Companies	293,491,411	(28,348,868)	179,570,219	(139,207,317)	(6,250,418)	299,255,027
- Financing	111,905,705	(7,759,723)	55,211,190	(47,141,196)	(608,365)	111,607,611
- Borrowings	169,606,159	(20,589,145)	118,890,612	(89,904,675)	(5,089,778)	172,913,173
- Revolving	11,979,547	-	5,468,417	(2,161,446)	(552,275)	14,734,243
Individuals	320,342,196	(23,904,048)	148,582,863	(74,905,718)	(12,503,756)	357,611,537
- Financing	119,730,085	(11,078,827)	40,640,460	(22,515,997)	(781,172)	125,994,549
- Borrowings	142,243,999	(12,825,221)	85,580,180	(50,852,375)	(8,094,131)	156,052,452
- Revolving	58,368,112	-	22,362,223	(1,537,346)	(3,628,453)	75,564,536
Total	613,833,607	(52,252,916)	328,153,082	(214,113,035)	(18,754,174)	656,866,564
(1)	Changes to the value of contracts that remained in the same stage throughout the year.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

Stage 1	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023

Companies	4,709,225	(140,446)	(215,827)	105,285	61,311	1,978,070	(2,786,888)	-	3,710,730
- Financing	1,560,991	(29,160)	(20,572)	53,638	38,247	338,386	(671,673)	-	1,269,857
- Borrowings	2,461,407	(92,415)	(161,772)	45,821	16,493	1,517,681	(1,868,166)	-	1,919,049
- Revolving	686,827	(18,871)	(33,483)	5,826	6,571	122,003	(247,049)	-	521,824
Individuals	8,596,907	(334,433)	(495,432)	489,139	194,495	2,419,082	(4,624,193)	-	6,245,565
- Financing	691,697	(50,169)	(32,545)	226,125	19,825	190,516	(608,176)	-	437,273
- Borrowings	3,332,473	(136,858)	(159,899)	154,331	84,418	1,588,052	(2,405,044)	-	2,457,473
- Revolving	4,572,737	(147,406)	(302,988)	108,683	90,252	640,514	(1,610,973)	-	3,350,819
Total	13,306,132	(474,879)	(711,259)	594,424	255,806	4,397,152	(7,411,081)	-	9,956,295

Stage 2	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023

Companies	2,486,457	(105,285)	(208,600)	140,446	442,005	1,460,921	(1,808,495)	-	2,407,449
- Financing	327,687	(53,638)	(47,648)	29,160	35,120	88,747	(101,646)	-	277,782
- Borrowings	1,903,891	(45,821)	(143,760)	92,415	400,254	1,334,555	(1,573,284)	-	1,968,250
- Revolving	254,879	(5,826)	(17,192)	18,871	6,631	37,619	(133,565)	-	161,417
Individuals	6,185,062	(489,139)	(662,868)	334,433	713,543	1,247,324	(4,255,334)	-	3,073,021
- Financing	925,342	(226,125)	(127,538)	50,169	15,317	98,263	(267,425)	-	468,003
- Borrowings	3,704,642	(154,331)	(311,408)	136,858	608,173	981,605	(3,104,782)	-	1,860,757
- Revolving	1,555,078	(108,683)	(223,922)	147,406	90,053	167,456	(883,127)	-	744,261
Total	8,671,519	(594,424)	(871,468)	474,879	1,155,548	2,708,245	(6,063,829)	-	5,480,470

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023

Companies	18,698,277	(61,311)	(442,005)	215,827	208,600	6,357,801	6,695,484	(14,626,755)	17,045,918
- Financing	2,345,361	(38,247)	(35,120)	20,572	47,648	140,230	1,003,847	(1,078,629)	2,405,662
- Borrowings	15,386,054	(16,493)	(400,254)	161,772	143,760	5,943,829	4,145,539	(12,016,166)	13,348,041
- Revolving	966,862	(6,571)	(6,631)	33,483	17,192	273,742	1,546,098	(1,531,960)	1,292,215
Individuals	18,538,069	(194,495)	(713,543)	495,432	662,868	8,276,003	19,889,609	(25,774,816)	21,179,127
- Financing	1,123,181	(19,825)	(15,317)	32,545	127,538	320,483	1,317,083	(1,504,900)	1,380,788
- Borrowings	11,130,490	(84,418)	(608,173)	159,899	311,408	6,632,759	7,751,971	(14,365,527)	10,928,409
- Revolving	6,284,398	(90,252)	(90,053)	302,988	223,922	1,322,761	10,820,555	(9,904,389)	8,869,930
Total	37,236,346	(255,806)	(1,155,548)	711,259	871,468	14,633,804	26,585,093	(40,401,571)	38,225,045

Consolidated - All stages	R$ thousands
	Balance on December 31, 2022	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023

Companies	25,893,959	9,796,792	2,100,101	(14,626,755)	23,164,097
- Financing	4,234,039	567,363	230,528	(1,078,629)	3,953,301
- Borrowings	19,751,352	8,796,065	704,089	(12,016,166)	17,235,340
- Revolving	1,908,568	433,364	1,165,484	(1,531,960)	1,975,456
Individuals	33,320,038	11,942,409	11,010,082	(25,774,816)	30,497,713
- Financing	2,740,220	609,262	441,482	(1,504,900)	2,286,064
- Borrowings	18,167,605	9,202,416	2,242,145	(14,365,527)	15,246,639
- Revolving	12,412,213	2,130,731	8,326,455	(9,904,389)	12,965,010
Total	59,213,997	21,739,201	13,110,183	(40,401,571)	53,661,810

(1)	Relates to early settlements, maturities and modifications.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022

Companies	4,556,820	(101,453)	(110,121)	237,462	315,659	(625,656)	2,814,415	(2,377,901)	-	4,709,225
- Financing	1,522,532	(20,144)	(12,901)	90,454	250,104	(89,461)	503,553	(683,146)	-	1,560,991
- Borrowings	2,488,160	(65,042)	(80,686)	118,906	51,870	(536,195)	2,085,751	(1,601,357)	-	2,461,407
- Revolving	546,128	(16,267)	(16,534)	28,102	13,685	-	225,111	(93,398)	-	686,827
Individuals	8,406,156	(525,542)	(453,601)	667,325	397,722	(1,069,906)	3,737,994	(2,563,241)	-	8,596,907
- Financing	937,824	(113,600)	(42,639)	289,773	50,226	(415,422)	388,709	(403,174)	-	691,697
- Borrowings	3,369,295	(193,374)	(194,765)	177,915	241,304	(654,484)	2,126,199	(1,539,617)	-	3,332,473
- Revolving	4,099,037	(218,568)	(216,197)	199,637	106,192	-	1,223,086	(620,450)	-	4,572,737
Total	12,962,976	(626,995)	(563,722)	904,787	713,381	(1,695,562)	6,552,409	(4,941,142)	-	13,306,132

Stage 2	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022

Companies	1,469,716	(237,462)	(143,437)	101,453	464,742	77,264	1,692,435	(938,254)	-	2,486,457
- Financing	307,316	(90,454)	(40,245)	20,144	149,822	20,059	111,823	(150,778)	-	327,687
- Borrowings	973,523	(118,906)	(84,866)	65,042	297,079	57,205	1,472,024	(757,210)	-	1,903,891
- Revolving	188,877	(28,102)	(18,326)	16,267	17,841	-	108,588	(30,266)	-	254,879
Individuals	4,971,646	(667,325)	(688,908)	525,542	767,188	(212,575)	3,543,740	(2,054,246)	-	6,185,062
- Financing	1,352,248	(289,773)	(151,910)	113,600	42,244	(433,930)	308,662	(15,799)	-	925,342
- Borrowings	2,369,866	(177,915)	(337,058)	193,374	568,679	221,355	2,641,737	(1,775,396)	-	3,704,642
- Revolving	1,249,532	(199,637)	(199,940)	218,568	156,265	-	593,341	(263,051)	-	1,555,078
Total	6,441,362	(904,787)	(832,345)	626,995	1,231,930	(135,311)	5,236,175	(2,992,500)	-	8,671,519

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022

Companies	13,066,238	(315,659)	(464,742)	110,121	143,437	1,317,812	10,148,808	942,680	(6,250,418)	18,698,277
- Financing	3,304,316	(250,104)	(149,822)	12,901	40,245	(517,968)	247,238	266,920	(608,365)	2,345,361
- Borrowings	9,280,084	(51,870)	(297,079)	80,686	84,866	1,835,780	9,610,383	178,207	(5,335,003)	15,386,054
- Revolving	481,838	(13,685)	(17,841)	16,534	18,326	-	291,187	497,553	(307,050)	966,862
Individuals	13,711,766	(397,722)	(767,188)	453,601	688,908	3,083,696	8,161,475	6,107,289	(12,503,756)	18,538,069
- Financing	1,015,270	(50,226)	(42,244)	42,639	151,910	297,034	374,456	115,514	(781,172)	1,123,181
- Borrowings	8,891,678	(241,304)	(568,679)	194,765	337,058	2,786,662	6,020,157	1,804,284	(8,094,131)	11,130,490
- Revolving	3,804,818	(106,192)	(156,265)	216,197	199,940	-	1,766,862	4,187,491	(3,628,453)	6,284,398
Total	26,778,004	(713,381)	(1,231,930)	563,722	832,345	4,401,508	18,310,283	7,049,969	(18,754,174)	37,236,346

Consolidated - All stages	R$ thousands
	Balance on December 31, 2021	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022

Companies	19,092,774	769,420	14,655,658	(2,373,475)	(6,250,418)	25,893,959
- Financing	5,134,164	(587,370)	862,614	(567,004)	(608,365)	4,234,039
- Borrowings	12,741,767	1,356,790	13,168,158	(2,180,360)	(5,335,003)	19,751,352
- Revolving	1,216,843	-	624,886	373,889	(307,050)	1,908,568
Individuals	27,089,568	1,801,215	15,443,209	1,489,802	(12,503,756)	33,320,038
- Financing	3,305,342	(552,318)	1,071,827	(303,459)	(781,172)	2,740,220
- Borrowings	14,630,839	2,353,533	10,788,093	(1,510,729)	(8,094,131)	18,167,605
- Revolving	9,153,387	-	3,583,289	3,303,990	(3,628,453)	12,412,213
Total	46,182,342	2,570,635	30,098,867	(883,673)	(18,754,174)	59,213,997
(1)	Effect of changes in the value of contracts that remained in the same stage throughout the year; and
(2)	Relates to early settlements, maturities and modifications.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Sensitivity analysis

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

	On December 31, 2023 - R$ thousands
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**

Simulation 1	100%	-	-	58,510
Simulation 2	-	100%	-	(660,040)
Simulation 3	-	-	100%	1,270,265
*	Scenario in which the economy grows more than expected.
**	Scenario in which the economy grows less than expected.

f)	Expected loss on loans and advances

	R$ thousands
	Year ended December 31
	2023	2022	2021
Amount recorded	34,849,384	32,216,964	15,348,603
Amount recovered	(4,672,395)	(5,870,896)	(5,990,369)
Expected loss on loans and advances	30,176,989	26,346,068	9,358,234

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

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2023	On December 31, 2022
Opening balance	34,353,489	28,619,018
Amount renegotiated	47,464,851	33,667,170
Amount received/Others (1)	(31,525,629)	(21,836,142)
Write-offs	(11,180,976)	(6,096,557)
Closing balance	39,111,735	34,353,489
Expected loss on loans and advances	(16,110,380)	(13,876,069)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	23,001,355	20,477,420

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	41.2%	40.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio	6.2%	5.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	6.7%	5.6%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan’s conditions and renegotiated maturity, and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12)	NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands
	On December 31, 2023	On December 31, 2022
Non-current assets held for sale
Real estate	991,486	878,814
Vehicles and similar	314,041	327,808
Machinery and equipment	776	1,108
Other	22,227	29,201
Total	1,328,530	1,236,931

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

13)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousands
	On December 31, 2023							Year ended on December 31, 2023
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	(5,296)	331,786	(27,237)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	3,149	2,875,219	12,828
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	62,163	1,843,974	155,409
Gestora de Inteligência de Crédito S.A. (3) (4)	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(7,066)	284,062	(38,572)
Others (5)			7,234,917					1,160,949
Total investments in associates			8,188,993					1,213,899

Elo Participações Ltda. (6)	50.01%	50.01%	1,427,847	1,023,779	2,627,543	563,008	103,084	887,782	(77,119)	1,757,753
Total investments in joint ventures			1,427,847					887,782
Total on December 31, 2023			9,616,840					2,101,681
(1)	The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2)	Revenue from financial intermediation or revenue from the provision of services;
(3)	Companies with equity accounting using statement of financial position with a reporting date delay of up to 60 days, allowed by regulation;
(4)	Dilution of participation due to the entry of a new shareholder with the issuance of new shares;
(5)	Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Group received interest on equity, in the amount of R$249,649 thousand, for the year ended December 31, 2023, referring to Empresa Cielo S.A.; and
(6)	Brazilian company, provider of services related to credit and debit cards and other means of payment. Until December 31, 2023, the Group received R$722,650 thousand in dividends from this investment.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Companies	R$ thousands
	On December 31, 2022							Year ended on December 31, 2022
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	500	524,945	2,500
Tecnologia Bancária S.A. (2)	24.55%	24.55%	234,418	792,287	2,126,537	882,585	1,080,496	14,928	2,905,617	70,567
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	11,090	2,556,993	27,725
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	23,613	380,640	1,103,210	433,538	677,412	(17,697)	233,953	(79,456)
Other (3)			6,720,922					708,065
Total investments in associates			7,516,914					716,886

Elo Participações Ltda. (4)	50.01%	50.01%	1,453,599	1,030,474	2,235,890	461,727	164,576	639,040	(64,130)	3,266,364
Total investments in joint ventures			1,453,599					639,040
Total on December 31, 2022			8,970,513					1,355,926
(1)	Revenue from financial intermediation or revenue from the provision of services;
(2)	Companies with equity accounting using statements of financial position with a reporting date delay of up to 60 days, allowed by regulation;
(3)	It primarily includes investments in public companies Cielo S.A. and Fleury S.A. The Group received R$204,103 thousand in dividends and interest on equity for the year ended December 31, 2022, from the company Cielo S.A.; and
(4)	Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to December 31, 2022, the Group received R$471,392 thousand in dividends from this investment.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b)	Changes in associates and joint ventures

	R$ thousands
	2023	2022
Initial balances	8,970,513	7,557,566
Acquisitions	14,333	348,801
Write-offs	-	(218,797)
Share of profit of associate and joint ventures	2,101,681	1,355,926
Dividends/Interest on equity	(1,423,149)	(749,109)
Other	(46,538)	676,126
Balance on December 31	9,616,840	8,970,513

14)	PROPERTY AND EQUIPMENT

a)	Composition of property and equipment by class

	R$ thousands
	Depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	8,386,525	(4,776,314)	3,610,211
Land	-	912,088	-	912,088
Installations, property and equipment for use	10%	6,070,838	(2,996,346)	3,074,492
Security and communication systems	10%	404,802	(278,452)	126,350
Data processing systems	20 to 40%	12,361,949	(9,056,887)	3,305,062
Transportation systems	10 to 20%	237,034	(147,228)	89,806
Balance on December 31, 2023 (1)		28,373,236	(17,255,227)	11,118,009

Buildings	4%	8,091,082	(3,971,609)	4,119,473
Land	-	929,066	-	929,066
Installations, property and equipment for use	10%	6,278,097	(3,049,442)	3,228,655
Security and communication systems	10%	371,569	(296,778)	74,791
Data processing systems	20 to 40%	12,268,559	(8,744,776)	3,523,783
Transportation systems	10 to 20%	229,717	(134,363)	95,354
Balance on December 31, 2022 (1)		28,168,090	(16,196,968)	11,971,122

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Change in property and equipment by class

	R$ thousands
	Buildings	Land	Facilities, furniture and property and equipment	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105
Additions	875,455	-	774,483	18,648	2,031,532	28,235	3,728,353
Write-offs	(627,251)	(44,659)	(133,196)	(8,867)	(553,933)	(15,470)	(1,383,376)
Impairment	-	-	(44)	(175)	(3,476)	-	(3,695)
Depreciation (2)	(711,861)	-	(575,521)	(36,909)	(1,181,873)	(24,746)	(2,530,910)
Transfers	(1,352,355)	-	-	-	-	-	(1,352,355)
Balance on December 31, 2022 (1)	4,119,473	929,066	3,228,655	74,791	3,523,783	95,354	11,971,122

Balance on December 31, 2022	4,119,473	929,066	3,228,655	74,791	3,523,783	95,354	11,971,122
Additions	764,177	-	847,636	78,638	1,132,190	18,919	2,841,560
Write-offs	(550,332)	(16,978)	(497,896)	-	-	(1,652)	(1,066,858)
Impairment	-	-	-	(347)	(1,382)	-	(1,729)
Depreciation (2)	(723,107)	-	(503,903)	(26,732)	(1,349,529)	(22,815)	(2,626,086)
Transfers	-	-	-	-	-	-	-
Balance on December 31, 2023 (1)	3,610,211	912,088	3,074,492	126,350	3,305,062	89,806	11,118,009

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference of R$ 64,831 (2022 - R$ 54,383) in relation to the amount presented in note 35 refers to expenses attributable to insurance results which are presented in the Income Statement in the caption "Insurance and pension income".

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

15)	INTANGIBLE ASSETS AND GOODWILL

a)	Change in intangible assets and goodwill by class

	R$ thousands
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Additions/(reductions)	493,357	1,895,195	4,277,979	455,548	916,296	8,038,375
Impairment	-	(175,259)	(842,000)	-	-	(1,017,259)
Amortization (2)	-	(1,215,247)	(1,214,388)	(251,704)	(450,971)	(3,132,310)
Balance on December 31, 2022	6,542,091	3,554,635	6,949,393	1,252,485	501,209	18,799,813

Balance on December 31, 2022	6,542,091	3,554,635	6,949,393	1,252,485	501,209	18,799,813
Additions/(reductions)	31,634	4,060,641	3,122,163	97,988	(6,812)	7,305,614
Impairment	-	(102,158)	(2,092)	-	-	(104,250)
Amortization (2)	-	(1,701,950)	(1,606,248)	(212,068)	(373,765)	(3,894,031)
Balance on December 31, 2023	6,573,725	5,811,168	8,463,216	1,138,405	120,632	22,107,146
(1)	Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and
(2)	The difference of R$ 64,831 (2022 - R$ 54,383) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Composition of goodwill by segment

	R$ thousands
	On December 31, 2023	On December 31, 2022
Banking	6,107,282	6,075,648
Insurance	466,443	466,443
Total	6,573,725	6,542,091

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2023 and 2022.

16)	OTHER ASSETS

a)	Other assets

	R$ thousands
	On December 31, 2023	On December 31, 2022
Financial assets (4) (5)	56,958,860	65,705,559
Foreign exchange transactions (1)	27,704,682	36,970,153
Debtors for guarantee deposits (2)	20,787,578	20,462,101
Securities trading	3,720,053	4,291,006
Trade and credit receivables	2,667,921	2,039,371
Receivables	2,078,626	1,942,928
Other assets	9,597,412	10,422,358
Other debtors	3,405,012	3,723,722
Prepaid expenses	2,934,506	2,735,654
Interbank and interdepartmental accounts	297,291	238,649
Other (3)	2,960,603	3,724,333
Total	66,556,272	76,127,917
(1)	Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;
(2)	It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;
(3)	Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property;
(4)	Financial assets accounted for at amortized cost; and
(5)	In 2023 and 2022, there were no expected losses for other financial assets.

17)	DEPOSITS FROM BANKS

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a)	Composition by nature

	R$ thousands
	On December 31, 2023	On December 31, 2022
Demand deposits	1,503,278	1,187,198
Interbank deposits	2,354,799	1,553,496
Securities sold under agreements to repurchase	272,404,788	222,694,031
Borrowings	22,809,333	32,625,290
Onlending	24,350,585	23,888,023
Total	323,422,783	281,948,038

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

18)	DEPOSITS FROM CUSTOMERS

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a)	Composition by nature

	R$ thousands
	On December 31, 2023	On December 31, 2022
Demand deposits	49,634,288	56,882,411
Savings deposits	131,003,553	134,624,479
Time deposits	441,296,839	399,175,316
Total	621,934,680	590,682,206

19)	FUNDS FROM SECURITIES ISSUED

a)	Composition by type of security issued and location

	R$ thousands
	On December 31, 2023	On December 31, 2022
Instruments Issued – Brazil:
Real estate credit notes	52,115,729	51,258,545
Agribusiness notes	40,062,692	31,176,213
Financial bills	105,426,827	93,772,038
Letters property guaranteed	36,144,798	30,290,640
Subtotal	233,750,046	206,497,436
Securities – Overseas:
Euronotes	3,442,593	3,934,384
Securities issued through securitization – (item (b))	3,925,938	8,456,444
Subtotal	7,368,531	12,390,828
Structured Operations Certificates	3,847,681	3,369,064
Total	244,966,258	222,257,328

b)	Securities issued through securitization

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Changes in securities issued

	R$ thousands
	2023	2022
Opening balances on January 1	222,257,328	166,228,542
Issuance	105,259,934	101,692,599
Interest accrued	25,707,778	21,101,371
Settlement and interest payments	(108,774,110)	(64,795,895)
Exchange variation and others	515,328	(1,969,289)
Closing balance on December 31	244,966,258	222,257,328

20)	SUBORDINATED DEBTS

a)	Composition of subordinated debt

Maturity	R$ thousands
	Original term in years	Nominal amount	On December 31, 2023	On December 31, 2022
In Brazil:
Financial bills:
2023		-	-	2,430,244
2024	7	67,450	133,720	118,737
2025	7	3,871,906	5,952,305	5,211,294
2027	7	401,060	566,936	492,360
2023		-	-	3,083,598
2024	8	136,695	277,420	243,608
2025	8	3,328,102	3,669,281	3,642,764
2026	8	694,800	1,066,237	932,713
2028	8	55,437	78,390	67,985
2024	9	2,368,200	2,976,339	2,581,541
2025	9	3,924	10,634	12,354
2027	9	362,212	677,550	616,544
2023		89,700	146,531	129,175
2025	10	-	-	1,643,525
2026	10	284,137	959,846	827,974
2027	10	196,196	501,506	438,172
2028	10	256,243	472,023	423,111
2030	10	248,300	451,350	402,261
2030	8	134,500	190,207	171,951
2031	10	7,270,000	9,973,583	8,618,267
2032	10	5,378,500	6,714,453	5,813,434
2033	10	531,000	557,446	-
2026	11	2,500	4,133	6,907
2027	11	47,046	91,696	80,272
2028	11	74,764	143,520	129,311
Perpetual	-	13,798,555	14,722,748	14,123,230
Total (1)			50,337,854	52,241,332
(1)	Includes the amount of R$39,279,827 thousand (December 31, 2022 – R$37,781,759 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Changes in subordinated debt

	R$ thousands
	2023	2022
Opening balances on January 1	52,241,332	54,451,077
Issuance	1,129,800	9,796,000
Interest accrued	7,007,236	7,262,125
Settlement and interest payments	(10,040,514)	(18,768,306)
Foreign exchange variation	-	(499,564)
Closing balance on December 31	50,337,854	52,241,332

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

21)	INSURANCE CONTRACTS

a)	Insurance contract liabilities

	R$ thousands
	On December 31, 2023	On December 31, 2022

Remaining coverage liability	331,148,632	292,524,729
Premium allocation approach	3,256,881	3,981,922
General model/variable fee approach	327,891,751	288,542,807
- Present value of estimated future cash flows	301,644,946	264,487,570
- Non-financial risk adjustment	1,832,047	1,892,918
- Contract Service Margin	24,414,758	22,162,319
Liability for incurred claims	13,643,590	12,231,236
- Present value of estimated future cash flows	13,150,546	11,929,406
- Non-financial risk adjustment	493,044	301,830
Total liabilities for insurance contracts	344,792,222	304,755,965

b)	Remaining coverage for general model (BBA)/variable fee approach (VFA)

	R$ thousands
	On December 31, 2023			On December 31, 2022
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Present value of estimated future cash outflows	388,031,144	36,009,806	424,040,950	326,000,065	35,869,281	361,869,346
- Acquisition costs	3,318,639	72,598	3,391,237	2,188,126	92,900	2,281,026
- Claims and other directly attributable expenses	384,712,505	35,937,208	420,649,713	323,811,939	35,776,381	359,588,320
Present value of estimated future cash inflows	(115,748,997)	(6,647,007)	(122,396,004)	(91,126,830)	(6,254,946)	(97,381,776)
Non-financial risk adjustment	994,571	837,476	1,832,047	937,543	955,375	1,892,918
Contract Service Margin	23,928,554	486,204	24,414,758	21,929,385	232,934	22,162,319
Total remaining coverage of the general model/variable rate model	297,205,272	30,686,479	327,891,751	257,740,163	30,802,644	288,542,807

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Realization of contract service margin

	R$ thousands
	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts
- Insurance Contract	2,489,957	2,423,170	1,883,419	1,624,982	1,405,499	14,587,731	24,414,758
General model/variable rate approach on December 31, 2023	2,489,957	2,423,170	1,883,419	1,624,982	1,405,499	14,587,731	24,414,758

Issued Insurance Contracts
- Insurance Contract	3,210,179	1,736,463	1,671,090	1,317,926	1,163,876	13,062,785	22,162,319
General model/variable rate approach on December 31, 2022	3,210,179	1,736,463	1,671,090	1,317,926	1,163,876	13,062,785	22,162,319

d)	Changes in the carrying amount of insurance contract liabilities

Liabilities for remaining coverage and claims incurred	R$ thousands
	Liabilities for Remaining Coverage		Liabilities Incurred Claims (LIC) - General Model/Variable Rate Approach (BBA/VFA)		Liabilities Incurred Claims - Premium Allocation Approach (PAA)
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Present value of future cash flow (PV FCF)	Risk adjustment (RA)
Opening balances on January 1	286,304,346	6,220,383	2,043,558	52,341	9,885,830	249,507
Insurance revenue	(51,980,046)	-	-	-	-	-
- Total retrospective method contracts	(47,080,099)	-	-	-	-	-
- Fair value method contracts	(4,899,947)	-	-	-	-	-
Insurance expenses	224,948	(450,992)	(893,936)	14,280	997,384	144,198
- Claims reported and other insurance costs	224,948	(17)	(2,739,901)	(68,697)	(24,668,608)	(603,871)
- Adjustments for incurred claim liabilities	-	-	1,845,965	82,977	25,665,992	748,069
- Onerous contract recoveries	-	(450,975)	-	-	-	-
Insurance result	(51,755,098)	(450,992)	(893,936)	14,280	997,384	144,198
Financial expenses	21,346,087	(6,817)	132,910	4,024	830,999	21,979
- Financial expenses of insurance contracts	21,346,087	(6,817)	132,910	4,024	830,999	21,979
Total changes in statement of comprehensive income	1,710,833	294	20,379	1,303	133,461	5,374
Agreements recognized in the period	105,954,544	258,688	-	-	-	-
Estimated cash flows	(39,050,180)	616,543	-	-	-	-
- Premiums received	(28,295,470)	-	-	-	-	-
- Investment component	-	-	-	-	-	-
- Commissions	(245,201)	-	-	-	-	-
- Experience adjustment	(10,509,509)	616,543	-	-	-	-
Balance on December 31, 2023	324,510,532	6,638,099	1,302,911	71,948	11,847,674	421,058

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Liabilities for remaining coverage and claims incurred	R$ thousands
	Liabilities for Remaining Coverage		Liabilities Incurred Claims (LIC) - General Model/Variable Rate Approach (BBA/VFA)		Liabilities Incurred Claims (LIC) - Premium Allocation Approach (PAA)
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Best Output Estimate (BEL)	Risk adjustment (RA)
Opening balances on January 1	262,071,331	6,021,815	1,683,469	31,933	10,521,649	199,394
Insurance revenue	(45,339,639)	-	-	-	-	-
- Total retrospective method contracts	(40,135,537)	-	-	-	-	-
- Fair value method contracts	(5,204,102)	-	-	-	-	-
Insurance expenses	103,005	(281,196)	240,998	17,798	(1,241,314)	37,128
- Claims reported and other insurance costs	103,005	(94)	(3,096,622)	(70,395)	(22,768,330)	(513,703)
- Adjustments for incurred claim liabilities	-	-	3,337,620	88,193	21,527,016	550,831
- Onerous contract recoveries	-	(281,102)	-	-	-	-
Insurance result	(45,236,634)	(281,196)	240,998	17,798	(1,241,314)	37,128
Financial expenses	17,819,331	(676)	135,485	2,945	708,772	14,997
- Financial expenses of insurance contracts	17,819,331	(676)	135,485	2,945	708,772	14,997
Total changes in statement of comprehensive income	(3,858,009)	-	(16,394)	(335)	(103,277)	(2,012)
Agreements recognized in the period	103,548,967	401,065	-	-	-	-
Fluxos de caixa estimado	(48,040,640)	79,375	-	-	-	-
- Premiums received	(32,298,080)	-	-	-	-	-
- Investment component	-	-	-	-	-	-
- Commissions	(252,391)	-	-	-	-	-
- Experience adjustment	(15,490,169)	79,375	-	-	-	-
Balance on December 31, 2022	286,304,346	6,220,383	2,043,558	52,341	9,885,830	249,507

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Changes in the carrying amount of insurance liabilities measured under the general model/variable rate approach (BBA/VFA)

	R$ thousands
	2023			2022
	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Contractual Service Margin (CSM)	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Contractual Service Margin (CSM)
Opening balances on January 1	264,487,570	1,892,918	22,162,319	238,116,071	1,590,686	25,598,148
Changes related to the current period	(303,110)	(171,747)	(9,993,747)	(160,581)	(174,161)	(3,519,869)
- Coverage margin recognized in the period	-	-	(3,116,917)	-	-	(2,928,954)
- Changes in the risk adjustment recognized in the period	-	(171,747)	-	-	(174,161)	-
- Experience adjustment	(303,110)	-	(6,876,830)	(160,581)	-	(590,915)
Changes related to future periods	52,232,214	(41,922)	11,509,379	48,167,957	386,520	(535,356)
- Changes in estimates that adjust the contractual service margin	(5,232,173)	(274,168)	3,320,395	(5,699,321)	275,681	(8,797,751)
- Changes in estimates that do not adjust the contractual service margin	1,715,126	44,225	-	(3,775,585)	(117,813)	-
- Contracts initially recognized in the period	55,749,261	188,021	8,188,984	57,642,863	228,652	8,262,395
Insurance result	51,929,104	(213,669)	1,515,632	48,007,376	212,359	(4,055,225)
Total financial expenses	20,401,948	152,798	736,807	17,144,771	89,873	619,396
- Financial expenses of insurance contracts	20,401,948	152,798	736,807	17,144,771	89,873	619,396
Estimated cash flows	(35,173,676)	-	-	(38,780,648)	-	-
- Premiums received	(29,595,299)	-	-	(33,478,564)	-	-
- Claims and other insurance expenses	(5,333,175)	-	-	(5,049,653)	-	-
- Acquisition cash flows	(245,202)	-	-	(252,431)	-	-
Closing balance on December 31	301,644,946	1,832,047	24,414,758	264,487,570	1,892,918	22,162,319

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

f)	Contractual service margin

	R$ thousands
	2023			2022
	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total
Opening balances on January 1	11,188,719	10,973,600	22,162,319	16,954,759	8,643,389	25,598,148
Changes from the current period	(1,213,472)	(1,903,445)	(3,116,917)	(1,137,182)	(1,791,772)	(2,928,954)
- Contract service margin recognized in the period	(1,213,472)	(1,903,445)	(3,116,917)	(1,137,182)	(1,791,772)	(2,928,954)
Changes in relation to future periods	1,298,426	3,334,123	4,632,549	(4,794,423)	3,668,152	(1,126,271)
- Contracts initially recognized	158,162	8,030,822	8,188,984	200,620	8,061,775	8,262,395
- Changes in estimates that adjust the contract service margin	1,140,264	(4,696,699)	(3,556,435)	(4,995,043)	(4,393,623)	(9,388,666)
Subtotal of CSM variations	84,954	1,430,678	1,515,632	(5,931,605)	1,876,380	(4,055,225)
Financial expenses of insurance contracts	39,855	696,952	736,807	165,565	453,831	619,396
Closing balance on December 31	11,313,528	13,101,230	24,414,758	11,188,719	10,973,600	22,162,319

g)	Changes in other comprehensive income

	R$ thousands
	Year ended December 31
	2023	2022
Initial balances	2,385,912	-
Changes in other comprehensive income	(1,120,457)	2,385,912
Income and expenses recognized in the period in Other comprehensive income	(1,871,540)	3,980,027
Deferred taxes	751,083	(1,594,115)
Closing balance on December 31	1,265,455	2,385,912

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

h)	Insurance income

	R$ thousands
	Year ended December 31
	2023	2022
Amounts related to changes in liabilities for remaining coverage (LRC)	51,252,827	44,245,342
Outputs related to general model contracts	4,806,020	4,523,535
Non-financial risk adjustment change	171,746	174,161
Contract service margin recognized for general model and variable rate	1,656,674	1,196,103
Income related to contracts measured under premium allocation approach	44,618,387	38,351,543
Insurance Revenue	51,252,827	44,245,342

i)	Insurance financial expense

	R$ thousands
	Year ended December 31
	2023	2022
Financial expenses of insurance contracts	(35,755,410)	(23,998,957)
Changes in obligation to pay arising from return on investment	(11,547,973)	(9,297,454)
Interest Accreditation	(22,335,897)	(18,681,530)
Effect of changes in interest rates	(1,871,540)	3,980,027
Amounts recognized in profit or loss	(33,883,870)	(27,978,984)
Amounts recognized in other comprehensive income	(1,871,540)	3,980,027

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

j)	Claims development

The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances.

Occurrence/Payment	R$ thousands
	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	2,908,266	3,327,109	3,080,548	3,064,236	3,071,767	3,093,643	3,102,813	3,113,939	3,121,539	3,123,288
Year of occurrence 2	3,176,928	3,529,190	3,229,930	3,242,113	3,268,150	3,282,321	3,291,007	3,298,296	3,304,373	-
Year of occurrence 3	3,338,302	3,591,931	3,272,905	3,273,854	3,296,693	3,306,411	3,316,805	3,311,850	-	-
Year of occurrence 4	3,434,135	3,830,433	3,494,627	3,508,886	3,518,146	3,526,704	3,539,957	-	-
Year of occurrence 5	3,175,849	3,495,099	3,174,133	3,184,107	3,205,436	3,207,783	-	-	-	-
Year of occurrence 6	3,084,384	3,456,624	3,206,677	3,223,106	3,241,790	-	-	-	-	-
Year of occurrence 7	3,074,914	3,479,331	3,078,188	3,071,474	-	-	-	-	-	-
Year of occurrence 8	4,440,386	4,320,569	4,009,317	-	-	-	-	-	-	-
Year of occurrence 9	31,192,208	32,032,090	-	-	-	-	-	-	-	-
Year of occurrence 10	26,795,507	-	-	-	-	-	-	-	-	-
Payments accumulated up to December 31, 2023	26,795,507	32,032,090	4,009,317	3,071,474	3,241,790	3,207,783	3,539,957	3,311,850	3,304,373	3,123,288
Estimate of claims on December 31, 2023	11,417,501	823,166	472,974	255,184	166,926	129,215	100,518	69,318	43,071	-
Estimated claims payable on December 31, 2023	38,213,008	32,855,256	4,482,291	3,326,658	3,408,716	3,336,998	3,640,475	3,381,168	3,347,444	3,123,288

R$ thousands
Estimated claims payable	13,477,873
Adjustment to present value	(1,006,080)
Adjustment for non-financial risk	262,652
Other estimates	909,145
Liabilities for claims incurred on December 31, 2023	13,643,590

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

22)	PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

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

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually significant amounts.

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

The Organization has been challenging in court the legality and constitutionality of some taxes and contributions, which are fully provisioned. These processes have regular monitoring of their evolution in the procedures of the Judiciary and in the administrative spheres, of which we highlight:

-	PIS and Cofins - R$3,099,917 thousand (R$2,906,220 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

-	Pension Contributions – R$1,954,679 thousand (R$1,824,202 thousand on December 31, 2022): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-	PIS and Cofins - R$754,518 thousand (R$657,370 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

-	INSS – Contribution to SAT – R$500,775 thousand (R$480,085 thousand on December 31, 2022): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

In March 2023, Banco Bradesco adhered to the “Litigation Zero” program, pursuant to Joint Ordinance PGFN/RFB No. 1, of January 12, 2023, which allows for a reduction of up to 100% in the amount of interest and fines on tax amounts in tax administrative litigation considered by the Group to be difficult to recover.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

IV	- Changes in other provisions

	R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037
Adjustment for inflation	762,281	409,432	511,159
Provisions, net of (reversals and write-offs)	906,488	1,214,974	(929,438)
Payments	(2,387,910)	(2,813,670)	(176,394)
Balance on December 31, 2022	6,009,966	7,989,207	7,477,364

Balance on December 31, 2022	6,009,966	7,989,207	7,477,364
Adjustment for inflation	630,797	491,102	472,830
Provisions, net of (reversals and write-offs)	1,258,040	4,002,792	(516,056)
Payments	(3,276,665)	(3,895,488)	(374,834)
Balance on December 31, 2023	4,622,138	8,587,613	7,059,304

c)     Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2023, R$9,977,528 thousand (R$9,211,004 thousand on December 31, 2022) for civil claims and R$46,704,117 thousand (R$39,703,592 thousand on December 31, 2022) for tax proceedings.

The main tax proceedings with this classification are:

-	IRPJ and CSLL deficiency note – 2012 to 2015 – R$11,475,238 thousand (R$10,548,883 thousand on December 31, 2022): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Group;

-	COFINS – 1999 to 2014 – R$9,460,147 thousand (R$5,757,539 thousand on December 31, 2022): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

-	IRPJ and CSLL – 2006 to 2020 – R$9,105,361 thousand (R$8,054,885 thousand on December 31, 2022), relating to goodwill amortization being disallowed on the acquisition of investments;

-	IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,093,382 thousand (R$2,976,879 thousand on December 31, 2022): relating to disallowance of expenses with credit losses;

-	PIS and COFINS notifications and disallowances of compensations – R$1,796,192 thousand (R$1,563,374 thousand on December 31, 2022): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

-	ISSQN – Commercial Leasing Companies – R$1,790,997 thousand (R$1,725,257 thousand on December 31, 2022): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,340,697 thousand (R$1,250,549 thousand on December 31, 2022): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-	IRPJ and CSLL deficiency note – 2008 to 2013 – R$813,806 thousand (R$728,777 thousand on December 31, 2022): relating to profit of subsidiaries based overseas;

-	PLR - Profit Sharing - Base years from 2009 to 2011 - R$183,904 thousand (R$173,351 thousand on December 31, 2022): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00; and

-	Interest on Own Capital (TJLP) – Base year 2019 – R$ 181,038 thousand: IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP).

d)	Other subjects

There is currently a criminal case against two former executive members directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named “Operation Zelotes”, investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

23)	OTHER LIABILITIES

a)     Other liabilities

	R$ thousands
	On December 31, 2023	On December 31, 2022
Financial liabilities	82,619,532	92,556,433
Credit card transactions (1)	30,582,224	33,097,889
Foreign exchange transactions (2)	28,301,211	37,404,746
Loan assignment obligations	4,201,705	4,484,288
Capitalization bonds	9,200,285	9,134,099
Securities trading	6,714,714	3,838,999
Lease liabilities (Note 23b)	3,619,393	4,596,412

Other liabilities	47,924,619	43,854,987
Third party funds in transit (3)	7,794,465	7,750,360
Provision for payments	11,703,242	11,527,472
Sundry creditors	5,740,511	4,780,536
Social and statutory	6,696,788	5,570,334
Other taxes payable	2,144,388	2,309,741
Liabilities for acquisition of assets and rights	449,814	822,479
Other	13,395,411	11,094,065
Total	130,544,151	136,411,420
(1)	Refers to amounts payable to merchants;
(2)	Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3)	Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b)    Lease liabilities

R$ thousands
Closing balance on december 31, 2021	4,661,486
Remeasurement and new contracts	1,064,802
Payments	(1,916,000)
Appropriation of financial charges	804,378
Foreign exchange variation	(18,254)
Balance on December 31, 2022	4,596,412

Balance on December 31, 2022	4,596,412
Remeasurement and new contracts	84,772
Payments	(1,665,781)
Appropriation of financial charges	592,154
Foreign exchange variation	11,836
Balance on December 31, 2023	3,619,393

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2023 is divided as follows: R$983,660 thousand up to one year (R$1,003,263 thousand up to 1 year as of December 31, 2022), R$2,938,012 thousand between 1 and 5 years (R$3,471,865 thousand between one to five years as of December 31, 2022) and R$453,272 thousand over 5 years (R$625,974 thousand for more than five years as of December 31, 2022).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Impacts on the statement of income

The impact on the income for the year ended December 31, 2023, was: “Expenses of depreciation” – R$749,070 thousand (R$745,280 thousand for the year ended December 31, 2022), “Interest and similar expenses” – R$592,154 thousand (R$804,378 thousand for the year ended December 31, 2022) and “Expenses of the foreign exchange variation” – R$11,836 thousand (R$18,254 thousand for the year ended December 31, 2022).

Expenses for the year ended December 31, 2023, with short-term contracts were R$1,112 thousand (R$386 thousand for the year ended December 31, 2022).

24)	LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands
	On December 31, 2023	On December 31, 2022
Commitments to extend credit (1)	299,288,995	318,281,881
Financial guarantees (2)	105,816,558	97,960,932
Letters of credit for imports	439,463	793,921
Total	405,545,016	417,036,734

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

25)	EQUITY

a)	Capital and shareholders’ rights

i.	Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2023	On December 31, 2022

Common	5,330,304,681	5,338,393,881
Preferred	5,311,865,547	5,320,094,147
Subtotal	10,642,170,228	10,658,488,028
Treasury (common shares) (1)	-	(8,089,200)
Treasury (preferred shares) (1)	-	(8,228,600)
Total outstanding shares	10,642,170,228	10,642,170,228

(1) On April 18, 2023, the cancellation of all shares held in treasury issued by the Company (item d) was approved.

All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

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

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses, but cannot be distributed in the form of dividends.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Interest on equity/Dividends

The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on June 15, 2023, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2023, in the amount of R$2,000,000 thousand, of which R$0.178997 per common share and R$0.196897 per preferred share, whose payment was made on July 6, 2023.

At a meeting of the Board of Directors on December 11, 2023, the Board's proposal for payment of interest on equity to shareholders was approved, as follows:

i.	interest on intermediate equity, relating to the second half of 2023, in the amount of R$2,000,000 thousand, being R$0.178997 per common share and R$0.196897 per preferred share, payment of which was made on January 2, 2024 ; and
ii.	complementary interest on equity, relating to the second half of 2023, in the amount of R$4,998,000 thousand, being R$0.447314 per common share and R$0.492046 per preferred share, payment of which will be made on June 28, 2024.

Interest on equity were paid or recognized in provisions, as follows:

Description	R$ thousands
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,246,162	336,924	1,909,238
Intermediary interest on shareholders’ equity paid	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders´ equity paid	0.530369	0.583406	5,926,000	888,900	5,037,100
Total year ended on December 31, 2022	0.916090	1.007699	10,172,162	1,525,824	8,646,338

Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,312,804	346,921	1,965,883
Intermediary interest paid on shareholders’ equity (1)	0.357994	0.393794	4,000,000	600,000	3,400,000
Supplementary interest on shareholders’ equity provisioned (2)	0.447314	0.492046	4,998,000	749,700	4,248,300
Total year ended on December 31, 2023	1.012306	1.113538	11,310,804	1,696,621	9,614,183
(1)	Paid on July 6, 2023 and January 2, 2024; and
(2)	To be paid on June 28, 2024.

d)	Treasury shares

In the Extraordinary Shareholders’ Meeting held on March 10, 2023, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 16,317,800 nominative-book-entry shares was approved, being 8,089,200 common shares and 8,228,600 preferred shares, without reduction of share capital approved by Bacen on April 18, 2023.

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

26)	EARNINGS PER SHARE

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31
	2023	2022	2021
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	6,786,352	10,106,323	11,061,730
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	7,464,977	11,116,941	12,110,592
Weighted average number of common shares outstanding (thousands)	5,330,305	5,337,877	5,348,875
Weighted average number of preferred shares outstanding (thousands)	5,311,866	5,319,573	5,327,248
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.27	1.89	2.07
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.41	2.09	2.27

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

27)	NET INTEREST INCOME

	R$ thousands
	Year ended December 31
	2023	2022	2021
Interest and similar income
Loans and advances to banks	28,323,764	17,154,023	9,043,136
Loans and advances to customers:
- Loans	102,035,197	100,681,327	72,338,735
- Leases	582,589	485,298	247,502
Financial assets:
- At fair value through profit or loss	28,363,663	29,224,224	18,631,552
- Fair value through other comprehensive income	16,906,668	29,301,725	17,975,178
- At amortized cost	25,277,210	15,526,536	16,873,684
Compulsory deposits with the Central Bank	9,943,391	8,224,712	3,101,796
Other financial interest income	25,992	15,340	11,763
Total	211,458,474	200,613,185	138,223,346

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(1,943,998)	(230,452)	(100,492)
- Funding in the open market	(31,529,801)	(26,140,363)	(12,529,476)
- Borrowings and onlending	(5,834,892)	(5,182,646)	(3,351,886)
Deposits from customers:
- Savings accounts	(9,017,597)	(9,351,219)	(4,268,873)
- Time deposits	(42,262,374)	(32,706,362)	(11,175,855)
Securities issued	(25,887,914)	(21,274,753)	(7,348,164)
Subordinated debt	(7,007,236)	(7,262,125)	(3,154,164)
Liabilities of insurance contracts	(32,173,621)	(27,972,772)	(12,648,822)
Technical capitalization provisions	(718,622)	(681,221)	(543,591)
Total	(156,376,055)	(130,801,913)	(55,121,323)

Net interest income	55,082,419	69,811,272	83,102,023

28)	FEE AND COMISSION INCOME

	R$ thousands
	Year ended December 31
	2023	2022	2021
Fee and commission income
Credit card income	9,469,889	9,088,525	7,510,685
Current accounts	7,026,304	7,704,791	7,980,149
Collections	1,717,627	1,851,107	1,970,919
Guarantees	1,163,831	1,098,907	1,111,476
Asset management	1,485,465	1,256,998	1,340,761
Consortium management	2,289,698	2,250,563	2,202,959
Custody and brokerage services	1,234,554	1,320,982	1,293,899
Capital Markets/ Financial Advisory Services	1,222,074	1,032,534	1,213,016
Payments	430,208	440,319	440,155
Other	917,113	1,079,394	968,988
Total	26,956,763	27,124,120	26,033,007

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

29)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands
	Year ended December 31
	2023	2022	2021
Income from investments in securities	8,862,367	(1,371,589)	(12,034,809)
Derivative financial instruments	2,033,429	2,190,944	762,019
Total	10,895,796	819,355	(11,272,790)

30)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold.

31)	NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32)	GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands
	Year ended December 31
	2023	2022
Revenue from PAA contracts	44,618,387	38,351,543
Revenue from BBA contracts	6,331,612	5,884,919
Revenue from VFA Contracts	302,828	8,880
Insurance Revenue	51,252,827	44,245,342
Claims incurred	(38,739,862)	(33,858,844)
Acquisition costs	(3,510,730)	(3,361,916)
Administrative Expenses	(3,606,269)	(3,000,573)
Onerous Contracts	(124,951)	28,461
Insurance contract expenses	(45,981,812)	(40,192,872)
Insurance result	5,271,015	4,052,470
Reinsurance result	(35,304)	(20,144)
Gross profit from insurance and pension plans	5,235,711	4,032,326

33)	PERSONNEL EXPENSES

	R$ thousands
	Year ended December 31
	2023	2022	2021
Salaries	(10,319,187)	(9,699,551)	(10,080,147)
Benefits	(5,270,848)	(5,004,251)	(4,600,686)
Social security charges	(3,738,015)	(3,494,005)	(3,399,639)
Employee profit sharing	(1,384,381)	(1,579,908)	(1,843,861)
Training	(102,027)	(111,337)	(89,359)
Total	(20,814,458)	(19,889,052)	(20,013,692)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

34)	OTHER ADMINISTRATIVE EXPENSES

	R$ thousands
	Year ended December 31
	2023	2022	2021
Outsourced services	(4,621,396)	(4,518,109)	(4,853,582)
Communication	(859,605)	(1,067,495)	(1,253,156)
Data processing	(2,245,256)	(2,159,413)	(2,248,464)
Advertising and marketing	(1,094,300)	(1,704,618)	(1,340,104)
Asset maintenance	(1,361,129)	(1,340,683)	(1,304,469)
Financial system	(1,625,586)	(1,561,041)	(1,142,628)
Rental	(50,968)	(116,775)	(151,838)
Security and surveillance	(588,602)	(582,261)	(581,656)
Transport	(747,356)	(774,405)	(703,416)
Water, electricity and gas	(332,342)	(346,564)	(356,177)
Advances to FGC (Deposit Guarantee Association)	(783,854)	(714,721)	(670,854)
Supplies	(122,965)	(112,857)	(109,666)
Travel	(108,158)	(68,239)	(33,982)
Other	(1,744,743)	(1,507,429)	(1,243,163)
Total	(16,286,260)	(16,574,610)	(15,993,155)

35)	DEPRECIATION AND AMORTIZATION

	R$ thousands
	Year ended December 31
	2023	2022	2021
Amortization expenses	(3,463,989)	(2,829,915)	(3,060,180)
Depreciation expenses	(2,561,255)	(2,476,527)	(2,712,720)
Total	(6,025,244)	(5,306,442)	(5,772,900)

36)	OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands
	Year ended December 31
	2023	2022	2021
Tax expenses	(7,343,849)	(7,565,683)	(6,828,457)
Legal provision	(6,351,410)	(2,961,314)	(3,888,464)
Income from sales of non-current assets, investments, and property and equipment, net (1)	193,968	662,967	25,894
Card marketing expenses	(3,544,693)	(3,478,163)	(3,078,632)
Other	121,428	(4,122,991)	(4,834,098)
Total	(16,924,556)	(17,465,184)	(18,603,757)
(1)	In 2022, includes gains related to the demutualization of the CIP (Interbank Payments Chamber); and
(2)	In 2023, includes expenses with provisions for restructuring, according plan approved by Management in the amount of R$1,036,364 thousand.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

37)	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousands
	Year ended December 31
	2023	2022	2021
Income before income tax and social contribution	10,208,351	24,621,610	32,852,367
Total burden of income tax (25%) and social contribution (20%) at the current rates	(4,593,758)	(11,079,725)	(14,783,565)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	945,756	610,167	189,677
Interest on shareholders’ equity	5,089,859	4,577,308	3,258,040
Other amounts (1)	2,852,557	2,727,410	1,864,285
Income tax and social contribution for the period	4,294,414	(3,164,840)	(9,471,563)
Effective rate	42.1%	-12.9%	-28.8%
(1)	Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b)	Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands
	Year ended December 31
	2023	2022	2021
Current taxes:
Income tax and social contribution expense	(6,622,719)	(4,854,205)	(5,945,141)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	11,152,253	1,352,590	(3,618,473)
Use of opening balances of:
Social contribution loss	(148,548)	(44,551)	(132,605)
Income tax loss	(176,932)	(45,106)	(176,144)
Addition for:
Social contribution loss	34,413	78,056	117,270
Income tax loss	55,947	348,376	283,530
Total deferred tax benefit (expense)	10,917,133	1,689,365	(3,526,422)
Income tax benefit/ (expense)	4,294,414	(3,164,840)	(9,471,563)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousands
	Balance on December 31, 2022	Amount constituted	Amount realized	Balance on December 31, 2023
Provisions for credit losses	51,069,942	17,996,746	(9,966,903)	59,099,785
Civil provisions	3,509,401	685,455	(416,437)	3,778,419
Tax provisions	3,262,369	303,532	(324,545)	3,241,356
Labor provisions	2,686,565	359,617	(978,171)	2,068,011
Impairment of securities and investments	2,441,248	1,455,059	(646,612)	3,249,695
Non-financial assets held for sale	761,801	213,118	(239,241)	735,678
Adjustment to fair value of securities	80,520	208,065	(18,568)	270,017
Amortization of goodwill	406,655	20,870	(23,684)	403,841
Other	4,252,332	3,067,006	(1,963,098)	5,356,240
Total deductible taxes on temporary differences	68,470,833	24,309,468	(14,577,259)	78,203,042
Income tax and social contribution losses in Brazil and overseas	19,128,543	90,360	(325,480)	18,893,423
Subtotal	87,599,376	24,399,828	(14,902,739)	97,096,465
Adjustment to fair value of securities at fair value through other comprehensive income	3,767,052	413,331	(3,000,360)	1,180,023
Total deferred tax assets (1)	91,366,428	24,813,159	(17,903,099)	98,276,488
Deferred tax liabilities (1)	8,785,135	987,691	(2,407,735)	7,365,091
Net deferred taxes (1)	82,581,293	23,825,468	(15,495,364)	90,911,397

	R$ thousands
	Balance on December 31, 2021	Amount constituted	Amount realized	Balance on December 31, 2022
Provisions for credit losses	44,561,831	18,348,528	(11,840,417)	51,069,942
Civil provisions	4,011,932	367,681	(870,211)	3,509,402
Tax provisions	3,401,250	317,753	(456,637)	3,262,366
Labor provisions	2,996,378	431,565	(741,376)	2,686,567
Impairment of securities and investments	3,912,172	365,604	(1,836,528)	2,441,248
Non-financial assets held for sale	845,667	167,780	(251,646)	761,801
Adjustment to fair value of securities	353,503	68,299	(341,282)	80,520
Amortization of goodwill	406,887	10,888	(11,120)	406,655
Other	5,420,086	2,585,471	(3,753,225)	4,252,332
Total deductible taxes on temporary differences	65,909,706	22,663,569	(20,102,442)	68,470,833
Income tax and social contribution losses in Brazil and overseas	18,701,919	516,281	(89,657)	19,128,543
Subtotal	84,611,625	23,179,850	(20,192,099)	87,599,376
Adjustment to fair value of securities at fair value through other comprehensive income	1,935,615	2,733,896	(902,459)	3,767,052
Total deferred tax assets (1)	86,547,240	25,913,746	(21,094,558)	91,366,428
Deferred tax liabilities (1)	8,011,814	2,308,344	(1,535,023)	8,785,135
Net deferred taxes (1)	78,535,426	23,605,402	(19,559,535)	82,581,293
(1)	Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$(5,755,476) thousand in 2023 (R$(7,151,843) thousand in 2022).

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2023, there was a total of R$14,961 thousand (R$16,550 thousand as of December 31, 2022) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On December 31, 2023 - R$ thousands
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2024	9,272,908	7,294,063	178,568	88,627	16,834,166
2025	4,566,197	3,597,781	157,748	69,081	8,390,807
2026	4,883,906	3,870,697	147,345	73,030	8,974,978
2027	2,522,168	1,983,376	94,044	64,754	4,664,342
2028	3,558,523	2,638,645	886,154	692,440	7,775,762
2029	5,353,988	4,267,821	164,558	141,690	9,928,057
2030	2,723,513	2,127,645	2,053,831	1,632,167	8,537,156
2031	2,441,666	1,940,872	2,183,852	1,745,986	8,312,376
2032	5,669,907	4,482,267	2,033,375	1,631,634	13,817,183
2033	2,820,076	2,187,023	2,290,946	2,563,593	9,861,638
Total	43,812,852	34,390,190	10,190,421	8,703,002	97,096,465

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for deductibility of credit losses, established by Law No. 14,467/2022, were contemplated.

e)	Deferred tax liabilities

	R$ thousands
	Balance on December 31, 2022	Amount constituted	Amount realized	Balance on December 31, 2023
Fair value adjustment to securities and derivative financial instruments	1,310,556	342,978	(502,946)	1,150,588
Difference in depreciation	434,496	191,982	(9,649)	616,829
Judicial deposit	2,735,883	276,277	(1,224,760)	1,787,400
Other	4,304,200	176,453	(670,380)	3,810,273
Total deferred tax expense	8,785,135	987,690	(2,407,735)	7,365,090

	R$ thousands
	Balance on December 31, 2021	Amount constituted	Amount realized	Balance on December 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	807,714	(1,321,322)	1,310,556
Difference in depreciation	274,687	159,812	(3)	434,496
Judicial deposit	2,326,652	586,930	(177,699)	2,735,883
Other	3,586,311	753,888	(35,999)	4,304,200
Total deferred tax expense	8,011,814	2,308,344	(1,535,023)	8,785,135

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousands
	On December 31, 2023			On December 31, 2022
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments at fair value through other comprehensive income	8,792,390	(3,725,426)	5,066,964	(3,624,066)	1,484,751	(2,139,315)
Exchange differences on translations of foreign operations	21,664	(9,749)	11,915	(136,604)	61,472	(75,132)
Other	(2,183,307)	982,488	(1,200,819)	210,576	(94,759)	115,817
Total	6,630,746	(2,752,686)	3,878,060	(3,550,093)	1,451,463	(2,098,630)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

38)	OPERATING SEGMENTS

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

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company’s revenue in the year ended on December 2023 and 2022.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2023 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	164,122,043	39,941,507	481,208	(670,653)	203,874,105	(2,864,178)	(4,249,260)	27,697,126	224,457,793
Expenses from financial intermediation (4)	(97,495,630)	(32,892,243)	(18)	685,410	(129,702,481)	552,467	6,914,030	(34,140,071)	(156,376,055)
Financial margin	66,626,413	7,049,264	481,190	14,757	74,171,624	(2,311,711)	2,664,770	(6,442,945)	68,081,738
Expected Credit Loss Associated with Credit Risk expense	(37,110,675)	-	-	-	(37,110,675)	-	-	4,993,651	(32,117,024)
Gross income from financial intermediation	29,515,738	7,049,264	481,190	14,757	37,060,949	(2,311,711)	2,664,770	(1,449,294)	35,964,714
Other income from insurance, pension plans and capitalization bonds	-	9,800,620	-	32,469	9,833,089	-	-	(3,788,649)	6,044,440
Fee and commission income and income from banking fees	34,269,254	1,164,685	4,899	(33,100)	35,405,738	(5,340,755)	(1,879,319)	(1,228,901)	26,956,763
Personnel expenses	(21,256,640)	(2,651,786)	(30,957)	-	(23,939,383)	909,076	-	2,215,849	(20,814,458)
Other administrative expenses (5)	(20,866,134)	(2,065,805)	(15,531)	423,907	(22,523,563)	996,835	(618,004)	(166,772)	(22,311,504)
Tax expenses	(6,582,213)	(1,436,686)	(22,734)	-	(8,041,633)	697,784	-	0	(7,343,849)
Share of profit (loss) of associates and jointly controlled entities	151,414	421,723	-	-	573,137	1,527,554	-	990	2,101,681
IR/CSI and Other income/expenses	(9,198,676)	(3,468,750)	(141,073)	(438,033)	(13,246,532)	3,521,217	(167,447)	3,797,740	(6,095,022)
Net Income for the year ended on December 31, 2023	6,032,743	8,813,265	275,794	-	15,121,802	-	-	(619,037)	14,502,765
Total assets	1,661,529,233	409,370,722	3,277,809	(110,126,067)	1,964,051,697	(10,074,444)	(38,502,618)	12,048,614	1,927,523,249
Investments in associates and joint ventures	73,163,988	3,028,413	1,105	(72,298,485)	3,895,021	5,792,357	-	(70,538)	9,616,840
Total liabilities	1,468,271,968	370,561,631	68,561	(37,827,582)	1,801,074,578	(10,074,444)	(38,502,618)	8,011,609	1,760,509,125
(1)	Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, effective interest rates, business combinations and insurance contracts;
(4)	Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and
(5)	Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2022 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	151,198,428	36,250,128	400,777	(1,121,214)	186,728,119	(2,624,549)	(2,167,017)	23,976,721	205,913,274
Expenses from financial intermediation (4)	(81,330,918)	(29,163,334)	(22)	1,121,214	(109,373,060)	484,249	4,765,294	(26,678,396)	(130,801,913)
Financial margin	69,867,510	7,086,794	400,755	-	77,355,059	(2,140,300)	2,598,277	(2,701,675)	75,111,361
Expected Credit Loss Associated with Credit Risk expense	(31,525,873)	-	-	-	(31,525,873)	43,142	-	7,715,896	(23,766,835)
Gross income from financial intermediation	38,341,637	7,086,794	400,755	-	45,829,186	(2,097,158)	2,598,277	5,014,221	51,344,526
Other income from insurance, pension plans and capitalization bonds	-	7,425,337	-	35,507	7,460,844	-	-	(2,570,784)	4,890,060
Fee and commission income and income from banking fees	33,802,362	1,701,005	7,274	(36,169)	35,474,472	(4,977,457)	(1,976,003)	(1,396,892)	27,124,120
Personnel expenses	(20,321,773)	(2,377,250)	(4,284)	-	(22,703,307)	763,928	-	2,050,327	(19,889,052)
Other administrative expenses (5)	(20,949,621)	(1,635,857)	(7,895)	530,420	(22,062,953)	1,035,520	(594,059)	(259,560)	(21,881,052)
Tax expenses	(6,880,656)	(1,188,335)	(18,530)	-	(8,087,521)	521,838	-	-	(7,565,683)
Share of profit (loss) of associates and jointly controlled entities	107,424	125,038	-	-	232,462	1,170,081	-	(46,617)	1,355,926
IR/CSI and Other income/expenses	(10,144,532)	(4,621,808)	(114,913)	(529,758)	(15,411,011)	3,583,248	(28,215)	(2,066,097)	(13,922,075)
Net Income for the year ended on December 31, 2022	13,954,841	6,514,924	262,407	-	20,732,172	-	-	724,598	21,456,770
Total assets	1,571,006,747	371,322,607	3,871,114	(115,953,851)	1,830,246,617	(10,617,211)	(40,304,939)	12,964,325	1,792,288,792
Investments in associates and joint ventures	68,419,475	2,950,880	1,191	(67,811,381)	3,560,165	5,481,876	-	(71,528)	8,970,513
Total liabilities	1,384,018,647	338,204,857	154,249	(48,142,468)	1,674,235,285	(10,617,211)	(40,304,939)	8,964,820	1,632,277,955
(1)	Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate, business combination and insurance contracts;
(4)	Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and
(5)	Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2021
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	98,849,913	20,204,517	159,242	(186,196)	119,027,476	(612,023)	1,135,111	5,892,867	125,443,431
Expenses from financial intermediation (4)	(34,560,608)	(13,192,413)	(752)	211,047	(47,542,726)	161,179	1,335,070	(9,074,846)	(55,121,323)
Financial margin	64,289,305	7,012,104	158,490	24,851	71,484,750	(450,844)	2,470,181	(3,181,979)	70,322,108
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	-	-	-	(15,500,157)	72,047	-	5,813,901	(9,614,209)
Gross income from financial intermediation	48,789,148	7,012,104	158,490	24,851	55,984,593	(378,797)	2,470,181	2,631,922	60,707,899
Other income from insurance, pension plans and capitalization bonds	-	5,177,940	-	13,385	5,191,325	-	-	1,503,053	6,694,378
Fee and commission income and income from banking fees	31,866,568	1,779,999	767,505	(605,756)	33,808,316	(4,229,902)	(2,049,179)	(1,496,228)	26,033,007
Personnel expenses	(18,425,804)	(2,040,452)	(386,462)	67	(20,852,651)	671,693	-	167,266	(20,013,692)
Other administrative expenses (5)	(19,676,660)	(1,494,814)	(779,724)	1,128,510	(20,822,688)	1,488,706	(361,913)	(2,070,160)	(21,766,055)
Tax expenses	(6,340,354)	(983,979)	(112,654)	-	(7,436,987)	608,530	-	-	(6,828,457)
Share of profit (loss) of associates and jointly controlled entities	7,505	98,692	38,192	-	144,389	719,746	-	(442,631)	421,504
IR/CSI and Other income/expenses	(19,521,563)	(4,205,510)	217,521	(561,057)	(24,070,609)	1,120,024	(59,089)	1,141,894	(21,867,780)
Net Income for the year ended on December 31, 2021	16,698,840	5,343,980	(97,132)	-	21,945,688	-	-	1,435,116	23,380,804
Total assets	1,485,771,990	342,175,848	5,495,625	(138,226,247)	1,695,217,216	(10,413,213)	(31,138,435)	21,906,625	1,675,572,193
Investments in associates and joint ventures	70,811,964	2,640,563	405,587	(71,396,385)	2,461,729	5,132,515	-	(36,678)	7,557,566
Total liabilities	1,303,885,088	308,096,509	1,300,120	(66,829,862)	1,546,451,855	(10,413,213)	(31,138,435)	20,443,279	1,525,343,486
(1)	Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate and business combination;
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

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets – R$151 million (2022 – R$(1,118) million); (ii) business models/effective interest rate/others – R$1,691 million (2022 – R$273 million); (iii) insurance contracts – R$(1,347) million (2022 – R$1,686 million); and (iv) business combination – R$4,654 million (2022 – R$4,431 million).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

39)	TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Assets
Loans and advances to banks	-	-	-	500,259	-	-	-	500,259
Securities and derivative financial instruments	-	87,464	597,902	245,323	-	-	597,902	332,787
Loans and other assets	13	11	3,535,976	709,437	188,985	205,947	3,724,974	915,395
Liabilities
Customer and financial institution resources	3,730,162	3,386,794	971,846	674,112	521,191	559,901	5,223,199	4,620,807
Securities and subordinated debt securities	19,045,768	17,095,011	-	-	1,324,020	940,719	20,369,788	18,035,730
Other liabilities (4)	2,298,873	1,920,329	13,392,843	15,019,045	1,801	39,826	15,693,517	16,979,200

	Year ended on December 31 - R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and expenses
Net interest income	(3,167,555)	(2,487,455)	(143,695)	(33,395)	(196,264)	(152,757)	(3,507,514)	(2,673,607)
Income from services provided	163	166	250,554	180,582	140	35	250,857	180,783
Other expenses net of other operating revenues	90,378	67,354	(2,204,598)	(1,950,587)	(26,865)	(398,562)	(2,141,085)	(2,281,795)
(1)	Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2)	Companies listed in Note 13;
(3)	Members of the Board of Directors and the Board of Executive Officers; and
(4)	It includes interest on equity.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

a)	Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•	The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2023, the maximum amount of R$657,102 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$613,600 thousand to cover supplementary pension plan defined contributions.

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

Short-term benefits for Management

	R$ thousands
	Year ended December 31
	2023	2022	2021
Salaries	647,189	747,558	505,462
Total	647,189	747,558	505,462

Post-employment benefits

	R$ thousands
	Year ended December 31
	2023	2022	2021
Defined contribution pension plans	613,100	554,872	516,118
Total	613,100	554,872	516,118

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b)	Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On December 31, 2023	On December 31, 2022

Common shares	0.33%	0.34%
Preferred shares	0.83%	0.83%
Total shares (1)	0.58%	0.58%
(1)	On December 31, 2023, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares (on December 31, 2022 – 2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

40)	RISK MANAGEMENT

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

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company’s action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

•	First line, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
•	Second line, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense, in addition to the activities and responsibilities associated with independent validation of models. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, Independent Model Assessment area, among others; and
•	Third line, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

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

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Cyber Security, Social, Environmental, Climate, Reputation, Model and Qualitative Risks.

Risk and Capital Management Structures

The risk and capital management structure are made up of several committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in strategic decision making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

The risk management structure also has the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber, there is also the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas which, among their attributions, suggest the limits of exposure to their respective risks and prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company’s risk management and occasionally propose improvements and challenge the Group’s risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

The Organization's Board of Directors approved the information disclosed in this report regarding the description of the risk and capital management structure.

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

In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed.

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

To calculate the Basel Ratio, the Organization presents information relating to the Prudential Conglomerate (regulatory requirement of the Central Bank of Brazil) which Management considers to be the Group's most relevant regulatory requirement as it covers a significant part of the Group's companies. Other controlled and associated companies are subject to additional regulatory requirements at the entity level and have specific regulations on capital requirements. All met the minimum requirements on December 31, 2023 and 2022.

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

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators.

The Group presents information relating to the Prudential Conglomerate (regulatory requirement of the Central Bank of Brazil) which Management considers to be the Group's most relevant regulatory requirement as it covers a significant part of the Group's companies. Other controlled and associated companies are subject to additional regulatory requirements at the entity level and have specific regulations on capital requirements. All met the minimum requirements on December 31, 2023 and 2022.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Calculation basis - Basel Ratio	R$ thousands
	Basel III
	On December 31, 2023	On December 31, 2022
	Prudential Conglomerate
Regulatory capital - values
Common equity	110,689,318	106,500,779
Level I	125,412,066	120,624,009
Reference Equity - RE	149,969,145	144,282,538
Risk-weighted assets (RWA) - amounts
Total RWA	947,737,574	971,611,195
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	11.7%	11.0%
Tier I Capital	13.2%	12.4%
Basel Ratio	15.8%	14.8%
Additional Common Equity (ACP) as a proportion of RWA
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity – ACPContracyclic	-	-
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.68%	2.96%
Leverage Ratio (AR)
Total exposure	1,714,042,678	1,639,736,361
AR	7.3%	7.4%
Short Term Liquidity Indicator (LCR)
Total High Quality Liquid Assets (HQLA)	248,691,252	198,600,676
Total net cash outflow	129,797,562	124,038,502
LCR	191.6%	160.1%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	934,324,784	877,734,697
Stable resources required (RSF)	737,181,037	728,633,715
NSFR	126.7%	120.5%
(1)	Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2.	Credit risk

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

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment), segregated by counterparty, and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management , the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty’s risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWACPAD) has been updated for the SA-CCR Approach (Standardized Approach for Counterparty Credit Risk), following the Annex I of BCB Resolution No. 229, of 2022.

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

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risks in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

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

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, in which methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Internal Report

Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

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

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands
	On December 31, 2023		On December 31, 2022
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 5)	151,053,972	-	122,521,755	-
Financial assets at fair value through profit or loss (Note 6)	387,598,377	-	301,899,028	-
Debt instruments at fair value through other comprehensive income (Note 8) (1)	212,849,606	(136,884)	215,588,278	(301,284)
Loans and advances to financial institutions (Note 10)	205,103,649	(990)	122,516,581	(28,252)
Loans and advances to customers (Note 11)	629,686,699	(50,184,880)	656,866,564	(54,447,957)
Securities at amortized cost (Note 9)	180,352,343	(5,145,266)	214,651,905	(3,040,831)
Other assets (Note 16)	56,958,860	-	65,705,559	-
Other financial instruments with credit risk exposure
Loan Commitments (Note 11 and 24)	299,728,458	(2,274,316)	319,075,802	(2,997,091)
Financial guarantees (Note 11 and 24)	105,816,558	(1,202,614)	97,960,932	(1,768,949)
Total risk exposure	2,229,148,522	(58,944,950)	2,116,786,404	(62,584,364)
(1)	Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Loans and advances to customers

Concentration of credit risk

	R$ thousands
	On December 31, 2023	On December 31, 2022
Largest borrower	1.1%	0.9%
10 largest borrowers	5.0%	6.4%
20 largest borrowers	7.7%	9.4%
50 largest borrowers	11.4%	13.5%
100 largest borrowers	14.4%	16.6%

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands
	On December 31, 2023%		On December 31, 2022%
Public sector	5,756,517	0.9	5,449,228	0.8
Oil, derivatives and aggregate activities	3,983,467	0.6	4,342,100	0.7
Production and distribution of electricity	1,742,150	0.3	1,066,832	0.2
Other industries	30,900	-	40,296	-
Private sector	623,930,182	99.1	651,417,336	99.2
Companies	263,664,833	41.9	293,805,799	44.7
Real estate and construction activities	21,251,317	3.4	24,776,946	3.8
Retail	37,908,281	6.0	46,126,498	7.0
Services	59,998,199	9.5	61,001,335	9.3
Transportation and concession	28,194,418	4.5	27,532,277	4.2
Automotive	6,735,346	1.1	11,151,798	1.7
Food products	11,341,529	1.8	12,562,156	1.9
Wholesale	16,329,368	2.6	24,397,104	3.7
Production and distribution of electricity	6,321,360	1.0	6,527,815	1.0
Siderurgy and metallurgy	9,267,698	1.5	9,381,575	1.4
Sugar and alcohol	9,142,541	1.5	8,110,881	1.2
Other industries	57,174,776	9.1	62,237,414	9.5
Individuals	360,265,349	57.2	357,611,537	54.4
Total portfolio	629,686,699	100.0	656,866,564	100.0
Expected credit loss	(50,184,880)		(54,447,957)
Total of net loans and advances to customers	579,501,819		602,418,607

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

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

The table below shows the fair value of guarantees of loans and advances to customers.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2023		On December 31, 2022
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	269,421,350	141,547,243	299,255,027	119,422,414
Stage 1	230,134,580	131,107,974	260,930,040	110,048,239
Stage 2	12,538,317	4,806,138	10,397,088	4,280,315
Stage 3	26,748,453	5,633,131	27,927,899	5,093,860

Individuals	360,265,349	239,695,044	357,611,537	228,720,031
Stage 1	298,686,536	210,647,223	292,656,355	195,708,576
Stage 2	22,711,786	19,838,577	31,531,058	25,873,396
Stage 3	38,867,027	9,209,244	33,424,124	7,138,059
Total	629,686,699	381,242,287	656,866,564	348,142,445
(1)	Of the total balance of loan operations, R$389,063,079 thousand (December 31, 2022 – R$434,935,659 thousand) refers to operations without guarantees.

40.3.	Market risk

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

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557 of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. The use of different methodologies for measuring and evaluating risks is important, as they are always complementary and their combined use allows the capture of different scenarios and situations.

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

Financial instruments to be included in the Trading Portfolio must be approved by the Treasury or Products, Services and Partnerships Executive Committee and have their pricing criteria defined by the CMM.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands
	On December 31, 2023		On December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Fixed rates	74,840,828	56,337,018	35,805,135	30,863,080
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	14,938,784	10,822,907	5,054,212	4,950,999
Exchange coupon	1,195,092	963,862	602,486	698,161
Foreign Currency	6,263,810	6,391,302	2,890,254	3,038,402
Equities	7,549,052	5,926,077	4,637,904	4,642,523
Sovereign/Eurobonds and Treasuries	8,664,699	7,497,824	5,812,825	5,275,743
Other	1,735,873	400,706	1,262,258	734,094
Total	115,188,138	88,339,696	56,065,074	50,203,002

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$7,468 thousand for the year ended December 31, 2023, with IGP-M/IPCA as the largest risk factor participation of the portfolio.

Risk factors	R$ thousands
	On December 31, 2023	On December 31, 2022
Fixed rates	3,010	1,498
IGPM/IPCA	7,671	3,629
Exchange coupon	311	38
Foreign Currency	2,507	1,854
Sovereign/Eurobonds and Treasuries	2,003	1,964
Equities	3,283	3,524
Other	2,340	1,439
Correlation/diversification effect	(13,657)	(8,252)
VaR at the end of the year	7,468	5,694

Average VaR in the year	14,916	9,391
Minimum VaR in the year	4,982	4,661
Maximum VaR in the year	45,150	16,355

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Risk factors	R$ thousands
	On December 31, 2023		On December 31, 2022
	VaR	Stressed	VaR	Stressed
Interest rate	22,441	79,660	14,475	42,853
Exchange rate	12,780	7,654	55,174	46,165
Commodity price (Commodities)	1,188	1,385	1,968	4,165
Equities	6,334	4,904	8,114	7,639
Correlation/diversification effect	12,569	(8,333)	(16,641)	(30,723)
VaR at the end of the year	55,312	85,270	63,090	70,099

Average VaR in the year	66,143	121,567	46,747	79,158
Minimum VaR in the year	26,739	54,047	33,170	41,474
Maximum VaR in the year	156,329	287,868	83,049	192,318

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

The daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level once in the hypothetical view and not once in the effective view in December/2023. In December/2022, the daily results corresponding to the last 250 business days exceeded the respective VaR with a confidence level of 99% once in the hypothetical vision and never in the effective vision.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as “Bad luck or the markets moved in a way not predicted by the model”, that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2023	On December 31, 2022
At the end of the year	148,016	77,668
Average in the year	191,400	118,174
Minimum in the year	94,289	53,384
Maximum in the year	318,578	265,347

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousands
		Trading Portfolio (1)
		Scenarios
		On December 31, 2023			On December 31, 2022
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(25)	(14,760)	(27,497)	(63)	(21,058)	(41,285)
Price indexes	Exposure subject to variations in price index coupon rates	(3,861)	(130,968)	(266,123)	(3,129)	(51,918)	(110,853)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(18)	(2,783)	(5,489)	(2)	(339)	(670)
Foreign currency	Exposure subject to exchange rate variations	1,507	37,669	75,338	800	20,000	40,000
Equities	Exposure subject to variation in stock prices	1,188	29,696	59,392	(130)	(3,256)	(6,512)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	128	8,831	15,365	42	3,942	7,744
Other	Exposure not classified in other definitions	(94)	(2,341)	(4,683)	(135)	(866)	(1,730)
Total excluding correlation of risk factors		(1,175)	(74,656)	(153,697)	(2,617)	(53,495)	(113,306)
(1)	Values net of taxes; and
(2)	As a reference for the shocks applied to the 1-year vertex, the values were approximately 245 bps and 480 bps (scenarios 2 and 3 respectively) in December 31, 2023 (December 31, 2022 - the values were approximately 326 bps and 633 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands
		Trading and Banking Portfolios (1)
		Scenarios
		On December 31, 2023			On December 31, 2022
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(2,113)	(845,801)	(1,949,962)	(7,204)	(2,730,345)	(5,582,444)
Price indexes	Exposure subject to variations in price index coupon rates	(20,461)	(2,347,022)	(4,307,241)	(20,236)	(2,290,418)	(4,152,134)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(985)	(112,436)	(216,387)	(1,134)	(135,476)	(259,477)
Foreign currency	Exposure subject to exchange rate variations	(2,212)	(55,293)	(110,585)	8,450	211,248	422,496
Equities	Exposure subject to variation in stock prices	(43,432)	(1,085,794)	(2,171,588)	(33,013)	(825,318)	(1,650,636)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,172)	(117,366)	(229,078)	943	(47,166)	(94,368)
Other	Exposure not classified in other definitions	(41)	(1,016)	(2,031)	(158)	(1,432)	(2,862)
Total excluding correlation of risk factors		(70,416)	(4,564,728)	(8,986,872)	(52,352)	(5,818,907)	(11,319,425)
(1)	Values net of taxes; and
(2)	As a reference for the shocks applied to the 1-year vertex, the values were approximately 269 bps and 548 bps (scenarios 2 and 3 respectively) in December 31, 2023 (December 31, 2022 - the values were approximately 346 bps and 675 bps in scenarios 2 and 3 respectively).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

40.4.	Liquidity risk

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

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

•	Information on the Liquidity Coverage Ratio (LCR): A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
•	Net Stable Funding Ratio (NSFR): A measure of the sufficiency of structural funding to finance long-term assets in the statement of financial position of the Company;
•	Loss of deposits to different time horizons;
•	Maps of concentration of funding in different visions (product, term and counterpart); and
•	Integrated stress exercises where different dimensions of risk are addressed.

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

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2023	Total on December 31, 2022

Deposits from banks	241,147,532	36,531,359	19,465,415	19,520,577	3,745,222	320,410,105	264,515,929
Deposits from customers	189,556,676	20,576,205	128,144,743	293,394,821	664,845	632,337,290	646,734,380
Securities issued	8,154,052	7,115,956	28,076,948	181,581,846	12,402,689	237,331,491	241,197,989
Subordinated debts	359,550	27,251	38,807	17,837,966	66,112,436	84,376,010	99,757,706
Insurance contracts liabilities	6,303,440	24,460,384	22,475,002	119,913,107	171,640,289	344,792,222	304,755,965
Other financial liabilities (1)	51,707,772	21,549,168	1,481,813	5,857,103	2,023,676	82,619,532	92,556,433
Total liabilities on December 31, 2023	497,229,022	110,260,323	199,682,728	638,105,420	256,589,157	1,701,866,650
Total liabilities on December 31, 2022	481,726,684	96,975,354	244,069,875	585,833,182	240,913,307		1,649,518,402
(1)	Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

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

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2023	Total on December 31, 2022

Differential of swaps payable	444,067	317,578	421,464	760,188	1,157,976	3,101,273	3,939,676
Non-deliverable forwards	3,241,700	251,181	310,992	182,367	1,474	3,987,714	3,201,282
• Purchased	376,783	247,822	308,233	175,059	1,474	1,109,371	3,039,260
• Sold	2,864,917	3,359	2,759	7,308	-	2,878,343	162,022
Premiums of options	1,107,497	46,251	718,085	334,731	30,056	2,236,620	841,199
Other	713,571	247,597	294,548	157,324	811	1,413,851	1,357,646
Total of derivative liabilities on December 31, 2023	5,506,835	862,607	1,745,089	1,434,610	1,190,317	10,739,458
Total of derivative liabilities on December 31, 2022	3,512,671	884,329	1,352,818	3,396,269	193,716		9,339,803

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current			Non-current			Total on December 31, 2023	Total on December 31, 2022
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	151,053,972	-	-	-	-	-	151,053,972	122,521,755
Financial assets at fair value through profit or loss (1)	374,453,943	1,036,001	4,409,378	5,215,610	2,483,445	-	387,598,377	301,899,028
Debt instruments at fair value through other comprehensive income	9,981,960	8,922,604	9,651,645	112,979,885	71,313,512	-	212,849,606	215,588,278
Loans and advances to customers, net of impairment	79,862,180	125,889,163	85,193,412	211,664,552	76,892,512	-	579,501,819	602,418,607
Loans and advances to financial institutions, net of impairment	167,593,734	29,616,018	6,202,321	1,690,586	-	-	205,102,659	122,488,329
Securities, net of provision for expected losses	1,874,673	10,837,091	13,996,290	108,111,315	40,387,708	-	175,207,077	211,611,074
Other financial assets (2)	45,052,682	814,237	301,437	7,004,073	3,786,431	-	56,958,860	65,705,559
Total financial assets on December 31, 2023	829,873,144	177,115,114	119,754,483	446,666,021	194,863,608	-	1,768,272,370
Total financial assets on December 31, 2022	679,582,545	173,811,482	125,617,929	469,242,326	193,978,348	-		1,642,232,630

Liabilities
Financial liabilities at amortized cost							-
Deposits from banks	274,817,412	20,631,026	9,836,986	15,310,467	2,826,892	-	323,422,783	281,948,038
Deposits from customers (3)	205,026,524	47,921,784	94,806,013	274,003,401	176,958	-	621,934,680	590,682,206
Securities issued	8,622,895	17,360,738	22,991,898	185,539,132	10,451,595	-	244,966,258	222,257,328
Subordinated debts	357,829	27,067	36,878	14,781,304	20,412,028	14,722,748	50,337,854	52,241,332
Other financial liabilities (4)	51,707,772	21,549,168	1,481,813	5,857,103	2,023,676	-	82,619,532	92,556,433
Financial liabilities at fair value through profit or loss	2,141,968	1,353,693	2,730,211	7,167,783	2,148,565	-	15,542,220	13,341,324
Other financial instruments with credit risk exposure							-
Loan Commitments	-	-	-	2,274,316	-	-	2,274,316	2,997,091
Financial guarantees	123,748	-	-	1,078,866	-	-	1,202,614	1,768,949
Liabilities of insurance contracts (3)	302,553,538	-	-	42,238,684	-	-	344,792,222	304,755,965
Total financial liabilities on December 31, 2023	845,351,686	108,843,476	131,883,799	548,251,056	38,039,714	14,722,748	1,687,092,479
Total financial liabilities on December 31, 2022	774,863,285	127,641,119	163,015,580	436,825,712	46,079,740	14,123,230		1,562,548,666
(1)	Financial assets at fair value through profit or loss that are not derivatives are classified within a period of up to one year.
(2)	Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;
(3)	Demand deposits, savings deposits and insurance contract liabilities, represented by “VGBL” and “PGBL” products, are classified within 1 to 30 days, without considering the historical average turnover; and
(4)	Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current	Non-current	Total on December 31, 2023	Total on December 31, 2022
Assets
Total financial assets	1,126,742,741	641,529,629	1,768,272,370	1,642,232,630
Non-current assets held for sale	1,328,530	-	1,328,530	1,236,931
Investments in associated companies	-	9,616,840	9,616,840	8,970,513
Property and equipment	-	11,118,009	11,118,009	11,971,122
Intangible assets and goodwill	-	22,107,146	22,107,146	18,799,813
Current income and other tax assets	4,792,051	8,171,967	12,964,018	14,440,840
Deferred income tax assets	12,492,585	80,026,339	92,518,924	84,214,585
Other assets	8,298,254	1,299,158	9,597,412	10,422,358
Total non-financial assets	26,911,420	132,339,459	159,250,879	150,056,162
Total assets on December 31, 2023	1,153,654,161	773,869,088	1,927,523,249
Total assets on December 31, 2022	1,017,874,979	774,413,813		1,792,288,792

Liabilities
Total financial liabilities	836,764,249	850,328,230	1,687,092,479	1,562,548,666
Other provisions	3,753,085	18,584,759	22,337,844	22,647,973
Current income tax liabilities	1,546,656	-	1,546,656	1,593,037
Deferred income tax liabilities	210,623	1,396,904	1,607,527	1,633,292
Other liabilities	45,723,436	2,201,183	47,924,619	43,854,987
Total non-financial liabilities	51,233,800	22,182,846	73,416,646	69,729,289
Total shareholders´equity	-	167,014,124	167,014,124	160,010,837
Total shareholders´ equity and liabilities on December 31, 2023	887,998,049	1,039,525,200	1,927,523,249
Total shareholders´ equity and liabilities on December 31, 2022	897,505,729	894,783,063		1,792,288,792

40.5.	Fair value of financial assets and liabilities

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousands
	On December 31, 2023
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	315,355,048	56,028,649	801,331	372,185,028
Brazilian government bonds	277,460,786	5,125,479	1	282,586,266
Corporate debt and marketable equity securities	25,063,901	10,392,525	801,330	36,257,756
Bank debt securities	3,334,171	40,510,645	-	43,844,816
Mutual funds	9,323,075	-	-	9,323,075
Foreign governments securities	118,948	-	-	118,948
Brazilian government bonds issued abroad	54,167	-	-	54,167
Derivatives	(1,840,440)	2,087,979	(376,410)	(128,871)
Derivative financial instruments (assets)	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Debt instruments at fair value through other comprehensive income	206,067,520	5,218,058	1,564,028	212,849,606
Brazilian government bonds	183,192,342	-	16,606	183,208,948
Corporate debt securities	1,138,187	231,779	-	1,369,966
Bank debt securities	1,087,286	4,986,279	307,793	6,381,358
Brazilian government bonds issued abroad	6,670,043	-	-	6,670,043
Foreign governments securities	7,404,755	-	-	7,404,755
Mutual funds	2,282,963	-	-	2,282,963
Marketable equity securities and other stocks	4,291,944	-	1,239,629	5,531,573
Total	519,582,128	63,334,686	1,988,949	584,905,763

	R$ thousands
	On December 31, 2022
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	237,380,615	47,559,444	700,473	285,640,532
Brazilian government bonds	204,934,195	5,604,251	2	210,538,448
Corporate debt and marketable equity securities	18,223,185	9,290,575	700,471	28,214,231
Bank debt securities	1,427,286	32,664,618	-	34,091,904
Mutual funds	12,025,851	-	-	12,025,851
Foreign governments securities	656,270	-	-	656,270
Brazilian government bonds issued abroad	113,828	-	-	113,828
Derivatives	(1,526,269)	4,978,274	(534,833)	2,917,172
Derivative financial instruments (assets)	3,414,581	12,734,059	109,856	16,258,496
Derivative financial instruments (liabilities)	(4,940,850)	(7,755,785)	(644,689)	(13,341,324)
Debt instruments at fair value through other comprehensive income	203,732,788	10,435,808	1,419,682	215,588,278
Brazilian government bonds	177,149,932	-	21,318	177,171,250
Corporate debt securities	1,470,115	1,780,215	289,114	3,539,444
Bank debt securities	3,287,386	3,121,090	-	6,408,476
Brazilian government bonds issued abroad	9,337,317	-	-	9,337,317
Foreign governments securities	6,875,135	-	-	6,875,135
Mutual funds	1,602,576	-	-	1,602,576
Marketable equity securities and other stocks	4,010,327	5,534,503	1,109,250	10,654,080
Total	439,587,134	62,973,526	1,585,322	504,145,982

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Derivative Assets and Liabilities

The Company’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

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

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands
	Financial assets at fair value through profit or loss	Debt instruments at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total

On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687
Included in profit or loss	193,266	(3,746)	-	-	189,520
Included in other comprehensive income	-	258,315	-	-	258,315
Acquisitions	198,748	119,825	-	(113,738)	204,835
Write-offs	(70,545)	(279,597)	(69,648)	-	(419,790)
Transfers to other levels (1)	(99,301)	(90,944)	-	-	(190,245)
On December 31, 2022	700,473	1,419,682	109,856	(644,689)	1,585,322

On December 31, 2022	700,473	1,419,682	109,856	(644,689)
Included in profit or loss	117,985	26,923	-	-	144,908
Included in other comprehensive income	-	197,493	-	-	197,493
Acquisitions	36,456	-	43,130	-	79,586
Write-offs	(53,583)	(80,070)	-	115,293	(18,360)
Transfers to other levels (1)	-	-	-	-	-
On December 31, 2023	801,331	1,564,028	152,986	(529,396)	1,988,949
(1)	These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	Financial assets at fair value through profit or loss	Debt instruments at fair value through other comprehensive income	Total

Interest and similar income	17,960	(3,770)	14,190
Net trading gains/(losses) realized and unrealized	175,306	258,339	433,645
Total on December 31, 2022	193,266	254,569	447,835

Interest and similar income	12,312	26,923	39,235
Net trading gains/(losses) realized and unrealized	105,673	197,493	303,166
Total on December 31, 2023	117,985	224,416	342,401

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands
	On December 31, 2023
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(3)	(622)	(1,181)
Price indexes	-	-	-	(106)	(13,739)	(25,648)
Exchange coupon	-	-	-	(2)	(308)	(603)
Foreign currency	-	-	-	106	2,656	5,312
Equities	3,966	99,152	198,303	6,695	167,386	334,772

	R$ thousands
	On December 31, 2022
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(5)	(1,098)	(2,058)
Price indexes	-	(15)	(29)	(82)	(11,879)	(22,007)
Exchange coupon	-	-	-	(5)	(665)	(1,293)
Foreign currency	-	-	-	162	4,055	8,110
Equities	3,453	86,317	172,633	5,990	149,743	299,485
(1)	Values net of taxes.

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

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2023
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	205,228,671	-	205,228,671	205,102,659
· Customers	-	-	625,991,386	625,991,386	629,686,699
Securities at amortized cost	64,639,588	104,956,610	8,999,978	178,596,176	180,352,343

Financial liabilities
Deposits from banks	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	599,473,510	599,473,510	621,934,680
Securities issued	-	-	226,021,936	226,021,936	244,966,258
Subordinated debt	-	-	52,423,119	52,423,119	50,337,854

	R$ thousands
	On December 31, 2022
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	122,538,967	-	122,538,967	122,488,329
· Customers	-	-	650,606,365	650,606,365	663,303,328
Securities at amortized cost	100,636,000	98,998,877	9,728,838	209,363,715	214,651,905

Financial liabilities
Deposits from banks	-	-	282,146,097	282,146,097	281,948,038
Deposits from customers	-	-	591,820,200	591,820,200	590,682,206
Securities issued	-	-	213,546,452	213,546,452	222,257,328
Subordinated debt	-	-	53,842,376	53,842,376	52,241,332
(1)	The amounts of loans and advances are presented net of the allowance for impairment losses.

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

Deposits from banks and customers

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

Uncertainties over estimated future claim payments

Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned.

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

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and with the characteristics of the Company’s product portfolio.

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

The risks associated with life insurance and pension plans include:

•	Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
•	Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products;
•	Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
•	Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

•	Variations in cause, frequency and severity of indemnities of claims compared to expectations;

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•	Unforeseen claims resulting from isolated risk;
•	Incorrect pricing or inadequate subscription of risks; and
•	Insufficient or overvalued technical provisions.

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

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities:

Insurance Liabilities	R$ thousands
	On December 31
	2023			2022
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Non-Life	20,413,602	32,606	20,380,996	22,346,065	24,660	22,321,405
Life	268,521,941	-	268,521,941	304,335,063	-	304,335,063
Health (Health and Dental)	3,136,199	9,804	3,126,395	3,201,521	10,221	3,191,300
Pension plan	12,384,586	-	12,384,586	14,656,772	-	14,656,772

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Organization's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

•	Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of a reduction in the risk-free interest rate curve;
•	Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
•	Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
•	Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity test results

The table below shows the resulting increase in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor1:

On December 31, 2023 - R$ thousand
Interest Rate - Variation of -5% (*)	Increases in the insurance liabilities
Life	22,319,470
Pension Plans	304,289,046

(*)	There was a change in the methodology in relation to the previous publication, so that in order to more adequately reflect the risk of the interest rate, it now only affects the projected profitability of the balances and does not affect the bottom-up rate, used to discount cash flows.

On December 31, 2023 - R$ thousand
Conversion into Income - variation of + 5	Increases in the insurance liabilities
Pension Plans	304,400,582

On December 31, 2023 - R$ thousand
Longevity (Improvement) - Variation of +0,2%	Increases in the insurance liabilities
Life	22,298,444
Pension Plans	304,502,134

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Organization's income and shareholders' equity if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

Loss ratio - increase of 1%	R$ thousands
	Gross of reinsurance		Net of reinsurance
	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Non-Life	(54,511)	(42,995)	(54,324)	(42,811)
Life	(34,000)	(32,770)	(33,811)	(32,636)
Health (Health and Dental)	(200,709)	(167,181)	(200,709)	(167,181)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

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

1 Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Credit risk

Credit risk consists of the possible occur of losses in value of financial assets and reinsurance assets, because of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Operational risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic decisions and image of the Organization.

Operational risk management

The Organization approaches operational risk management as a process of continuous improvement, aiming to monitor the dynamic evolution of the business and minimize the existence of gaps that could compromise the quality of this management.

The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following responsibilities:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•	Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;
•	Development of the Operational Loss Database (DOLD) for reporting operational losses and corrective actions;
•	Training and dissemination of the internal control culture;
•	Ensure compliance with the Organization's operational risk management and business continuity policies;
•	Ensure the effectiveness of the Organization's operational risk and business continuity management process;
•	Approve and review definitions and criteria, mathematical and statistical modeling and calculations relating to the amount of capital allocation;
•	Evaluate and submit for validation by the Executive Risk Management Committee, with reporting to specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews carried out annually; and
•	Ethical standards.

Within this scenario, the Organization has mechanisms for evaluating its Internal Controls system to provide reasonable security regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-observance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

40.7.Operational	risk

Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Organization, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Organization.

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

• Evaluate the operational risks inherent to new products, services and partners in order to adapt them to legislation and procedures and controls;

• Mapping and capture operational loss records to compose the database operational risk and manage them in line with the Organization's appetite;

• Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;

• Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;

• Assess and calculate the need for regulatory and economic capital for operational risk; and

• Ensure the existence of governance procedures for reporting operational risk and its main aspects in order to support the Organization's strategic decisions.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

41)	SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

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

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution format, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit format through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Risk factors	On December 31
	2023	2022
Nominal discount rate	3.50% - 10.09% p.a.	3.50% - 9.72% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.50% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.50% p.a.
Initial rate of growth of medical costs	7.54% - 7.64% p.a.	7.64% - 7.85% p.a.
Inflation rate	3.50% p.a.	3.50% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	R$ thousands
	Retirement Benefits		Other post-employment benefits
	Year ended on December 31		Year ended on December 31
	2023	2022	2023	2022
(i) Projected benefit obligations:
At the beginning of the year	2,740,903	2,998,669	800,535	841,118
Cost of current service	284	341	-	-
Interest cost	252,694	242,675	75,344	70,781
Participant’s contribution	473	546	-	-
Actuarial gain/(loss) (1)	69,201	(158,724)	28,890	(72,297)
Transfers	16,460	-	-	-
Past service cost - plan changes	(3,814)	-	-	-
Early elimination of obligations	(12,647)	(82,532)	-	-
Benefit paid	(268,600)	(260,072)	(47,422)	(39,067)
At the end of the year	2,794,954	2,740,903	857,347	800,535

(ii) Plan assets at fair value:
At the beginning of the year	2,467,755	2,554,827	-	-
Expected earnings	227,227	206,439	-	-
Actuarial gain/(loss) (1)	(56,554)	34,067	-	-
Contributions received:
- Employer	31,526	26,283	-	-
- Employees	473	546	-	-
Transfers	16,460	-	-	-
Early elimination of obligations	(16,460)	(94,745)	-	-
Benefit paid	(268,421)	(259,662)	-	-
At the end of the year	2,402,006	2,467,755	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	60,861	7,452	-	-
Interest on the irrecoverable surplus	5,644	671	-	-
Change in irrecoverable surplus (1)	(8,566)	52,738	-	-
At the end of the year	57,939	60,861	-	-

(iv) Financed position:
Deficit plans (2)	450,887	334,009	857,347	800,535
Net balance	450,887	334,009	857,347	800,535
(1)	In the year ended December 31, 2023, the remeasurement effects recognized in Other Comprehensive Income, totaled R$80,348 thousand, (R$(116,798) thousand in 2022), net of tax effects; and
(2)	Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

	R$ - thousand
	Year ended on December 31
	2023	2022
Projected benefit obligations:
Cost of service	241	12,554
Cost of interest on actuarial obligations	327,894	313,497
Expected earnings from the assets of the plan	(227,217)	(206,439)
Interest on irrecoverable surplus	5,642	671
Net cost/(benefit) of the pension plans	106,560	120,283

As of December 31, 2023, the maturity profile of the present value of the obligations of the defined benefit plans for the next years:

	R$ thousands
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.47	9.29
2024	262,261	259,278
2025	267,610	273,014
2026	272,036	277,903
2027	276,175	282,232
2028	279,100	286,256
After 2029	1,423,064	1,466,040

In 2024, contributions to defined-benefit plans are expected to total R$37,740 thousand.

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan
	2023	2022	2023	2022	2023	2022
Asset categories
Equities	-	-	6.6%	7.6%	-	-
Fixed income	93.2%	93.2%	87.5%	86.7%	100.0%	100.0%
Real estate	4.9%	5.0%	2.1%	1.5%	-	-
Other	1.9%	1.8%	3.8%	4.2%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.54% – 9.42% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	10.25% - 10.42%	Increase of 1 p.p.	reduction	(292,102)
Discount rate	8.25% - 8.42%	Decrease of 1 p.p.	increase	339,838
Medical Inflation	8.54% - 8.64%	Increase of 1 p.p.	increase	82,069
Medical Inflation	6.54% - 6.64%	Decrease of 1 p.p.	reduction	(70,188)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, for the year ended December 31, 2023, were R$1,219,739 thousand (R$1,196,202 thousand in 2022).

42)	OTHER INFORMATION

a)	On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of credit losses resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, coming in to effect as of January 1, 2025, where we highlight the rules: i) application of factors for the deduction of defaulted operations (operation overdue for more than ninety days); and ii) losses on January 1, 2025, related to credits that are in default on December 31, 2024, which have not been deducted by that date, can only be excluded in determining the taxable income and the calculation basis of the CSLL, at the rate of one-thirty-sixths for each month of the calculation period, starting in April 2025.

b)	On August 31, 2023, Bradesco informed its shareholders that the company Atlântica (an indirect subsidiary of the Insurance Group) entered into an Agreement for Investment, Purchase and Sale of Shares and other Covenants with Hospital Santa Lúcia S.A. for the acquisition of 20% of the capital of Grupo Santa. The transaction is aligned with Atlântica's strategy of investing in the healthcare sector's value chain and completion is subject to compliance with certain suspensive conditions usual in operations of this nature, including due regulatory approvals.

c)	On December 21, 2023, Bradesco informed its shareholders that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investing in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A. (part of the Bradesco Seguros Group), entered into, on this date, an Investment Agreement with Hospital Mater Dei S.A. (“Mater Dei”) for the development and operation of a new general hospital in São Paulo. Atlântica will have 51% of the company to be formed (“SPE”), and Mater Dei, which will be responsible for the medical and administrative management of the hospital, will have 49%. The transaction is aligned with Atlântica's strategy of investing in the healthcare sector's value chain through partnerships with players established in the operation of hospitals and is subject to compliance with certain suspensive conditions usual in operations of this nature, including the necessary regulatory approvals.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	On December 20, 2023, the Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform. This is intended to simplify and modernize the tax system, and to boost the country's economy by eliminating the complexity of the current tax system. The key change is the creation of the Tax on Goods and Services (IBS) that will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the country. To implement the changes, the National Congress needs to approve Supplementary Laws to regulate the Constitutional Amendment. The texts of the regulations are expected to be sent to Congress by the Executive Branch in the first half of 2024. To implement the Tax Reform, there will be a transition phase that will last from 2026 to 2032. The Bank has been following the discussions on this matter and awaits the finalized regulations for an accurate assessment of the impacts resulting from this Constitutional Amendment.

e)	On February 05, 2024, Bradesco informed its shareholders that its indirect subsidiary, Quixaba Empreendimentos e Participações Ltda ("Quixaba") and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company’s publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares for both, the conversion of the Company's registration as a publicly-held company from category "A" to "B" and the delisting from the special listing segment, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer"). The request for registration of the Tender Offer will be made according to the regulatory deadline.

The Tender Offer will be launched by (i) the Controlling Shareholders and by the companies (ii) Elo Participações Ltda. ("Elo Participações"), (iii) Alelo Instituição de Pagamento S.A. (“Alelo”) and (iv) Livelo S.A. ("Livelo" and, jointly with the Controlling Shareholders, Elo Participações and Alelo, the "Offerors"), indirect subsidiaries of Bradesco and Banco do Brasil S.A. (direct controller of BB Elo), for the acquisition of up to all the ordinary shares issued by the Company, except for those held by the Offerors, the Controlling Shareholders, directly or indirectly, and those held in treasury ("Tender Offer Shares”), on a unified basis for the purposes of (i) converting the Company’s registration as a category “A” public company to “B”; and (ii) delisting the Company from the special listing segment called Novo Mercado of B3. The price offered for each Tender Offer Shares will be R$5,35.

The Tender Offer depends on the fulfillment of certain conditions, including applicable legal and regulatory approvals from the competent governmental authorities. The other terms and conditions of the Tender Offer will be made available to the market in due course, in accordance with the applicable rules.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Banco Bradesco S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Bradesco S.A. and subsidiaries (the “Bank”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes 2d viii, 4, 8d, 9c, 10, 11, 38 and 40.2 to the consolidated financial statements, the Bank has R$ 58,944,950 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2023.The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to recognition or are credit impaired (stage 2 and 3, respectively), and a 12-month ECL for all other contracts (stage 1). The Bank calculates ECL either on a collective basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a collective basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses models to estimate the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as to identify relevant macroeconomic variables and estimate the impact of projections of those macroeconomic variables. The Bank forecasts multiple economic scenarios for these macroeconomic variables and weights each scenario according to the probability assigned to them.

We identified the assessment of the allowance for ECL as a critical audit matter. Complex auditor judgment was required to evaluate the ECL estimate as it involved significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity of the assumptions. These included: (i) the overall ECL methodology, inclusive of the models used to estimate the PDs, EADs and LGDs and the segmentation of contracts by shared credit risk characteristics; (ii) the projections for the macroeconomic variables in the future economic scenarios and the respective weighting of each scenario according to the probability assigned to them; (iii) the definition of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, (iv) for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ECL process. This included controls related to: (i) the overall design of the ECL methodology, including the Bank´s definition of a SICR (stage 2) and exposures that are credit impaired (stage 3); (ii) the design of the models used to estimate PD, EAD, LGD, including the determination of the basis for segregation of contracts by shared credit risk characteristics within these models, and the models used to identify the relevant macroeconomic variables and estimate their quantitative impact; (iii) the validation of models used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis.

We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) evaluating the overall ECL methodology for compliance with IFRS as issued by IASB; (ii) assessing the conceptual soundness of the models and modelling techniques, including those used to derive the PDs, EADs and LGDs and to identify the relevant macroeconomic variables and estimate their quantitative impact, by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the Bank's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices; (iv) checking the accuracy of the Bank’s estimates of PDs, EADs and LGDs using the Bank’s historical data and defined methodologies; (v) evaluating the basis for the segregation of contracts by shared credit risk characteristics used in the estimation of PD, EAD, LGD by observing historical correlations; and (vi) evaluating the reasonableness of the macroeconomic variables considered in the future scenarios by regression analysis of the historical correlation of these variables and credit risk.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

We compared the macroeconomic variables projected by the Bank in the future economic scenarios with independent third-party projections. For a selection of contracts with ECL calculated on an individual basis, we assessed the assumptions and inspected the related documentation used by the Bank to determine the expected cash flows, including those from collateral.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities tax and civil lawsuits

As discussed in notes 2j, 4 and 22, to the consolidated financial statements, the Bank is a defendant in tax and civil lawsuits for which it has provisions of R$ 7,059,304 thousand and R$ 8,587,613 thousand, respectively.

The provisions for tax lawsuits include amounts related to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank’s actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits as a critical audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates and judgments made by the Bank in determining the likelihood of loss and estimating the amount of any such loss.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax and civil lawsuits. This included controls related to the assessment of information received from external and internal legal advisors on tax and civil lawsuits.

We obtained and read letters received directly from the Bank’s external legal counsel for certain tax lawsuits, and the documentation prepared by the internal legal counsel for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters. We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank’s position and the supporting documentation.

Assessment of the recoverability of deferred tax assets

As discussed in notes 2p, 4 and 37c to the consolidated financial statements the Bank has R$ 98,276,478 thousand of deferred tax assets as of December 31, 2023. The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. The Bank’s estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

We identified the assessment of the recoverability of deferred tax assets as a critical audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions, specifically the growth rates of the principal lines of business, interest rates and foreign exchange rates, required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits. We involved corporate finance professionals with specialized skills and knowledge, who assisted in assessing the assumptions, including the growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank’s estimate of future taxable profits. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2023 made in the prior year with actual taxable profits in 2023.

Measurement of certain liabilities from insurance contracts issued under the general measurement and the variable fee approach model

As disclosed in Notes 2k, 4 and 21 to the consolidated financial statements, the Bank has R$ 327,891,751 thousand of insurance liabilities measured under the general measurement model (GMM/BA) and the variable fee approach (VFA) as of December 31, 2023. These insurance liabilities are measured as the sum of the fulfillment cash flows and, when applicable, the contractual service margin. The fulfillment cash flows comprise an estimate of the expected cash flows that will arise within the boundaries of the insurance contract, including for the payment of claims and benefits, adjusted for the time value of money and an explicit risk adjustment related to the non-financial risk. Insurance liabilities are the output of a complex set of models. The estimation of the fulfillment cash flows requires assumptions which are determined using models and actuarial methodologies, including those related to income conversion rates for annuity contracts, longevity, loss ratios, discount rates and the non-financial risk adjustments.

We identified the evaluation of the measurement of insurance liabilities measured under the general measurement model (GMM/BA) and the variable fee approach (VFA) as a critical audit matter. Complex auditor judgment was required to evaluate the measurement of these insurance liabilities as they involve significant measurement uncertainties as a result of the complexity of the models and actuarial methodologies, specifically those used to determine income conversion rates for annuity contracts, longevity, loss ratios, discount rates and the non-financial risk adjustments. Minor changes in these assumptions could result in significant changes in the measurement of these insurance liabilities. In addition, the audit effort associated with the evaluation of the measurement of these insurance liabilities required the involvement of actuarial professionals with specialized skills and knowledge.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of insurance liabilities measured under the general measurement model (GMM/BA) and the variable fee approach (VFA). This included controls related to the development and approval of the models and methodologies for determining discount rates, non-financial risk adjustments, income conversion rates for annuity contracts, longevity and loss ratios. We involved actuarial professionals with specialized skills and knowledge who assisted in: (i) evaluating the overall methodology for the measurements of insurance contracts liabilities for compliance with IFRS as issued by IASB; (ii) assessing the conceptual soundness of the models and modelling techniques, including those used to determine income conversion rates for annuity contracts, longevity, loss ratios, and the non-financial risk adjustments, by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) testing the reasonableness of the assumptions related to the non-financial risk adjustments and loss ratios by using independently developed models and the Bank’s historic data to estimate these assumptions and comparing them to the Bank’s assumptions; (iv) checking the accuracy of the Bank’s models to estimate discount rates, longevity and income conversion rates; and (v) evaluating the reasonableness of the assumptions regarding discount rates, longevity and income conversion rates by comparing them to the applicable industry and regulatory practices.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Bank’s auditor since 2011.

São Paulo, Brazil
April 29, 2024

