Form 20-F
period 2024-12-31
BANK BRADESCO
filed 2025-03-31
CIK 1160330

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,2024

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

5,306,461,581	Common Shares, without par value
5,290,521,347	Preferred Shares, without par value

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

2 – Form 20-F 2024 | Bradesco

3 – Form 20-F 2024 | Bradesco

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

Our audited consolidated statement of financial position as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes, which are included under “Item 18. Financial Statements” of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We use accounting practices adopted in Brazil for institutions authorized to operate by the Central Bank of Brazil (Banco Central do Brasil, or the “Central Bank of Brazil” or BCB) for certain purposes, such as performance assessment, decision-making, preparation of reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission (CVM), attendance and observation of limits and requirements of local regulators and determining dividend and federal income tax payments.

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

References throughout this annual report to “ADRs” are to our preferred share ADRs and common share ADRs, together.

4 – Form 20-F 2024 | Bradesco

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

•     general economic regulatory, political and business conditions in Brazil and abroad and any disruptions and volatility in the global financial markets, including as a result of the military conflict between Russia and Ukraine, as well as the conflict between Israel and Hamas and their respective impacts on the global economy;

•     inflation, value of the real in relation to the U.S. dollar, and/or interest rate fluctuations, which may adversely affect our margins;

•     risks of lending, credit, investments and our activities;

•     our level of capitalization;

•     cost and availability of funding;

•     increases in defaults by borrowers, loan and other delinquencies, which result in increases in the allowance for loan losses;

•     client losses or losses of other sources of revenues;

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

5 – Form 20-F 2024 | Bradesco

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

6 – Form 20-F 2024 | Bradesco

Summary of risk factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, operating results or financial condition could be harmed if any of these risks materialize.

Summary of risks relating to Brazil

•	The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.
•	Persistent high inflation can affect our revenues and our ability to access foreign financial markets.
•	Changes in the base interest rate (SELIC) by the Central Bank of Brazil may materially and/or adversely affect our margins and operating results.
•	The low growth rate of the Brazilian economy may adversely affect us.
•	Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.
•	Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.
•	Changes in taxes and other fiscal assessments may adversely affect us.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the COVID-19 pandemic, which had a significant impact on our 2021 and 2020 results.
•	Currency exchange rate variations may have an adverse effect on the Brazilian economy and on our results and financial condition.
•	Changes in international interest rates could adversely impact global economic or market conditions.
•	Geopolitical conflicts and trade disputes may generate widespread uncertainties, significantly impacting business relationships, investor risk appetite and the price of certain assets, especially commodities.

Summary of risks relating to us and the Brazilian banking industry

•	Our trading activities and derivative transactions, as well as investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income, are not predictable and may cause material financial loss, which could lead to a significant impact on our operating results.
•	We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.
•	We may incur losses associated with counterparty risk exposure.
•	We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.
•	We may incur losses due to impairment of goodwill from acquired businesses.
•	A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position.
•	Adverse conditions in the global credit and capital markets, as well as the value and/or perception of the value of Brazilian government securities, may adversely affect our ability to access funding in a cost-effective and/or timely manner.
7 – Form 20-F 2024 | Bradesco

•	Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.
•	Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.
•	Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related insurance liabilities may have an adverse effect on us.
•	We are responsible for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.
•	A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.
•	The loss of members of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us.
•	Financial institutions, like us, may be subject to legal proceedings arising due to certain actions by third parties related to corruption, money laundering and terrorism financing (ML/TF).
•	Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.
•	We may suffer losses due to employee misconduct.
•	The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.
•	We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	The Brazilian Constitution previously established a ceiling on loan interest rates. If the Brazilian government enacts new legislation with similar effects in the future, our operating results may be adversely affected.
•	Any substantial increase or decrease in the interest rate ceiling could have a material effect on our financial condition, our operating results or on the prospects of financial institutions based in Brazil, including us.
•	We may incur penalties in case of non-compliance with data protection laws.
•	The Brazilian Supreme Court (“STF”) and Brazilian Superior Court (“STJ”) of Justice are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses.
•	As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and operating results may be adversely affected.
•	The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.
•	Potential need to provide financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.
8 – Form 20-F 2024 | Bradesco

•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	We provide financings for projects carried out by clients which may result in negative socio-environmental impacts which, in turn, could negatively affect our operating results and reputation.
•	Climate change may have adverse effects on our business.
•	Damage to our reputation could harm our business and outlook.
•	We may make non-optimal business decisions due to flawed/deficient models, or inappropriate use of those models.

Summary of risks relating to our risk management and other risks

•	Our risk management structure may not be fully effective.
•	A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

Summary of risks relating to our shares, preferred share ADSs and common share ADSs

•	The Deposit Agreements governing the ADSs provide that holders of the ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to establish voting instructions; and there are practical limitations we may give such holders on any ability to vote.
•	Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.
•	The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.
•	If we do not pay dividends to holders of our common shares and preferred shares, no dividends will be paid to holders of ADSs.
•	As an ADS holder you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions.
•	It may be difficult to bring civil liability causes against us or our directors and executive officers outside of Brazil.
•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.
•	The payments on the ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (“FATCA”).
•	You may be unable to exercise preemptive rights relating to our shares.
•	If you exchange your ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

9 – Form 20-F 2024 | Bradesco

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

Abrupt changes in monetary or fiscal policies, which are not justified by changes in the economic landscape, may generate uncertainties about economic policy, leading to a deterioration in expectations, increasing volatility and negatively impacting the prices of domestic assets. Accordingly, economic policies and signals that are credible and transparent tend to keep macroeconomic volatility at low levels.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which, in recent years, has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad. Uncertainties about economic policies, especially fiscal policies, may generate negative impacts on the prices of domestic assets, such as currency depreciation, increases in long-term interest rates and inflation and volatility of stock exchanges. In addition, uncertainty about the economic policies that the Brazilian government may adopt may influence market perception of risk of foreign investment in Brazil, which in turn may adversely affect the market value of our shares and ADSs.

Furthermore, legislative changes may have an adverse impact on our operations, performance, our business, financial condition and operating results. For more information on legislative changes, especially changes in tax-related laws and regulations, see “3.D.10.01-07 Changes in taxes and other fiscal assessments may adversely affect us”.

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

Current economic policy in Brazil is premised on a monetary regime under the supervision of the Central Bank of Brazil to ensure that the effective rate of inflation stays in line with a predetermined and previously announced target. However, inflation rates exceeded the target range in 2024, reaching 4.83% compared to the target of 3.00% and a tolerance range of about 1.50%. Inflation rates were also above the target range in 2023 and 2022, reaching 4.62% in 2023 compared to the target of 3.25% and 5.79% in 2022 compared to the target of 3.50%, as measured by the Extended National Consumer Price Index (“IPCA”).

10 – Form 20-F 2024 | Bradesco

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

Inflation decompression throughout 2023 led the Central Bank of Brazil to gradually start reducing the SELIC rate. On May 8, 2024, the SELIC rate was reduced to 10.50%. However, the resilience of economic activity, the tight labor market and rising inflation expectations led the Central Bank of Brazil to start a new monetary tightening cycle on September 18, 2024. As of December 31, 2024, the SELIC rate was 12.25% and it was subsequently increased to 14.25% on March 19, 2025, where it remains as of the date of this annual report.

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

As a result of inflationary pressures and the macroeconomic instability observed in recent years, the Brazilian government has historically adopted monetary policies that have resulted in Brazil’s interest rates being among the highest in the world. The Central Bank of Brazil sets the base interest rates generally available to the Brazilian banking system (SELIC), based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. During recent years, there has been significant volatility in the SELIC rate, which ranged from 14.25% on December 31, 2015, to 2.00% on August 20, 2020. On December 31, 2022, the SELIC rate was 13.75% and was then lowered to 11.75% in 2023. On December 11, 2024, the SELIC rate was increased to 12.25% and it was subsequently increased to 14.25% on March 19, 2025, where it remains as of the date of this annual report.

We have no control over the base interest rates established by the COPOM (Monetary Policy Committee) of the Central Bank of Brazil or the frequency with which they are adjusted. Increases in the SELIC rate may have an adverse effect on us by reducing the demand for our credit and increasing our funding costs, financial expenses related to existing debt and the risk of default by clients. Reductions in the SELIC rate may also have an adverse effect on us by reducing the interest income we earn on our interest-earning assets thus reducing our revenues and margins.

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

Brazil recovered consistently from the economic recession of 2020. After suffering the serious effects of the COVID-19 pandemic, the Brazilian economy showed a strong expansion in 2021, 2022, 2023 and 2024, with an average growth of 3.6% per annum. However, the lagging effects of monetary tightening started in 2024 and the reduction of fiscal stimuli within the past year may negatively impact the pace of growth of domestic economic activity in 2025 and 2026. Any intensification of the economic crisis in Brazil and uncertainty about whether the Brazilian government is prepared and willing to implement changes to policies or regulations to address economic challenges may affect us adversely. The uncertainty about whether the Brazilian government will implement changes in policies and regulations may be aggravated by uncertainty regarding the prospects for economic policy. Accordingly, persistent low economic growth in Brazil and the risks of new recessionary cycles can adversely impact our result of operations and revenues.

11 – Form 20-F 2024 | Bradesco

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

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our clients are subject. Such reforms include changes in the tax rates and, occasionally, the enactment of temporary taxes, the proceeds of which are earmarked for designated for specific governmental purposes. The effects of these possible changes and any other changes that may result from the enactment of tax reforms have not been, and cannot be, quantified. There can be no assurance that, once implemented, any of these reforms will not have an adverse effect upon our business.

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

On December 20, 2023, Constitutional Amendment No. 132/23 was published, setting out the guidelines for tax reform in Brazil. The Constitutional Amendment reorganizes the framework for consumption taxes in Brazil, with the main milestone being the replacement of five current sales taxes (PIS, COFINS, ICMS, ISS and IPI) with a unified Value Added Tax (VAT), divided into two types (dual VAT): (i) the Contribution on Goods and Services (CBS), directed to the federal government, and (ii) the Tax on Goods and Services (IBS), which will be distributed to states, municipalities and the Federal District. The Constitutional Amendment stipulates that in relation to revenue from financial intermediation, the calculation bases and rates should be defined in order to maintain the current tax burden applied to loan operations (Spread - PIS and COFINS) until the end of the fifth year after the regime comes into force (with no increase or decrease in the sector’s revenue).

12 – Form 20-F 2024 | Bradesco

We cannot estimate the impacts that the implementation of a new tax reform will have on our operations. Accordingly, even though sales taxes have undergone significant changes, which may lead to a possible increase in the tax burden, predicting the impacts on our gross margin is not possible at this time.

We cannot guarantee that the Brazilian government will implement a further tax reform, change the laws and regulations applicable to other taxes, or maintain or renew any tax incentives in a way that is favorable to us. In the event of such changes, directly or indirectly, increase the tax burden owed by us, our gross margin may decrease, resulting in a negative impact on our business and operating results.

We note that the taxation of dividend distributions and the termination of deductibility of interest on equity are being discussed and may be part of the income tax reform, which is yet to be presented by the government.

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

13 – Form 20-F 2024 | Bradesco

We cannot guarantee that other regional and/or global outbreaks of communicable diseases will not occur, and if they do occur, we cannot assure that we will be able to prevent a negative impact on our business and financial income.

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

In 2023, the real/U.S. dollar exchange rate fluctuated around R$/U.S.$5.25 and the real appreciated towards the end of the year to R$/U.S.$4.84 in 2023. A strong trade balance and robust external accounts, as well as economic growth at a strong pace, contributed to this appreciation during 2023. However, in 2024, global movements strengthened the dollar, along with growing concerns in relation to the sustainability of Brazil’s public finances led to a sharp depreciation of the real, which ended 2024 at R$/U.S.$6.19. The change of the primary surplus target for 2025 and the increase in compulsory expenditures beyond the limits set by the current fiscal framework raised questions about the long-term viability of public debt. In addition, the deterioration of the current account deficit, driven by increasing domestic demand, was another factor that contributed to the devaluation of the real against the U.S. dollar of 27.9% in 2024.

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

If the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our monetary assets or liabilities denominated in or indexed to foreign currencies, as these liabilities and assets are converted into reais. If our monetary assets denominated in or indexed to foreign currencies significantly exceed our monetary liabilities denominated in or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency may materially and adversely affect our operating results, even if the value of monetary assets and liabilities has not changed in their original currency.

14 – Form 20-F 2024 | Bradesco

3.D.10.02-02 Changes in international interest rates could adversely impact global economic or market conditions.

The major central banks worldwide started a process of normalizing monetary conditions in 2024, after increasing their interest rates to historically high levels. The United States Federal Reserve (Fed) reduced its Fed Funds rate in the range of 5.25% and 5.50% to 4.25% and 4.50%, while the Bank of England and the European Central Bank cut their respective basic interest rates of 5.25% to 4.75% and of 4.50% to 3.15%, respectively.

Following a period of steady deceleration, inflation in these regions became highly volatile, making it challenging to reach targets. Furthermore, uncertainties stemming from global geopolitical and commercial conflicts pose a risk of reigniting inflationary pressures, which may prompt central banks in developed economies to halt their cycle of interest rate cuts. Historically, periods of high interest rates are associated with increased risk aversion among investors. The increase in the cost of capital globally, changes in financial conditions or a faster-than-expected economic slowdown – consequences of interest rate increases – may adversely affect our business, results of our operations, our financial condition, the market value of our shares and ADSs.

3.D.10.02-03 Geopolitical conflicts and trade disputes may generate widespread uncertainties, significantly impacting business relationships, investor risk appetite and the price of certain assets, especially commodities.

Geopolitical conflicts and trade disputes may generate widespread uncertainties, significantly impacting business relationships, investor risk appetite and the price of certain assets, especially commodities. This scenario could trigger an expansion of global inflation, with an impact on interest rate policies adopted by central banks, and a greater aversion to risk and currencies of emerging countries, with potential effects on international liquidity and global economic growth. Any consequences resulting from these events may have adverse effects on the political, economic and business environment in Brazil, with an impact on the perception and confidence of economic agents, which in turn could have a negative effect on our operations.

The ongoing military conflicts in eastern Europe, between Russia and Ukraine, and in the Middle East, between Israel and its regional rivals and local disputes in Syria, maintain constant pressure on the price of energy, oil and other commodities, causing instability and volatility in economies and markets in general. The continuity of these conflicts, coupled with a possible trade and tariff dispute between the United States and its main trading partners, is expected to put additional pressure on global inflation and the U.S. dollar. This scenario has the potential to exert a more significant negative impact on emerging countries, particularly the Brazilian economy, which can negatively affect our business, financial situations and operating results.

The conflict between Russia and Ukraine has also intensified the search for alternative energy sources, such as solar and wind energy, as Europe’s energy dependence on Russian gas has become evident. The increase in demand raised the prices of the main components for the development of these energy sources (e.g., solar panels and wind turbines) and, since it is a global production chain, the increase in these prices may affect the Brazilian development of these energy sources.

Although our direct exposure to Ukraine and Russia is limited, any of these factors may have an impact on the Brazilian economy and inflation levels, and on the global credit and capital markets, which may, in turn, adversely affect our business, financial condition and operating results.

3.D.20 Risks relating to us and the Brazilian banking industry

As a result of the complexity of our business and the range of products and services offered to our clients in all segments of the market, we are exposed to various types of risks, either due to internal or external factors. Among the main types of risks, we highlight:

15 – Form 20-F 2024 | Bradesco

3.D.20.01 Market risk

This relates to the possibility of financial loss due to changes in prices and interest rates of our financial assets, as our asset and liability portfolios may have mismatches in amounts, maturities, currency and indexes.

3.D.20.01-01 Our trading activities and derivative transactions, as well as investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income, are not predictable and may cause material financial loss, which could lead to a significant impact on our operating results.

We are engaged in the trading of securities, and we buy debt and equity securities mainly to resell them and generate profits in the short-term, with differences in price. The fair value of these investments may decrease significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2024, investments classified as “fair value through profit or loss” and as “fair value through other comprehensive income” represented 25.5% of our assets and realized and unrealized gains and losses originating from these investments have had, and may continue to have, a significant impact on our operating results. In addition, we enter into derivatives transactions, mainly to manage our exposure to interest rate and exchange rate risks from clients’ operations. However, these assets may also expose us to the possibility of significant financial losses, since derivatives are subject to fluctuations in value.

In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risks from clients’ operations. These financial instruments may also expose us to the possibility of significant financial losses in the future, since derivatives are subject to fluctuations in value.

3.D.20.02 Credit risk

Credit risk represents the possible losses resulting from a borrower or counterparty’s non-compliance with its financial obligations under an agreement, as well as the decrease in fair value of a credit agreement due to the deterioration in the borrower’s credit rating, the reduction in gains or remuneration, benefits granted during renegotiation, recovery costs and other amounts related to the non-compliance with the counterparty’s financial obligations. In addition, it includes Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations by a counterparty or to a mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to currency conversion of amounts received outside the country and associated with the operation subject to credit risk. Counterparty credit risk represents the possibility of loss due to non-compliance by a given counterparty with settlement obligations related to transactions involving the trading of financial assets or derivative financial instruments. Concentration risk represents the possibility of losses due to significant exposure to a counterparty, risk factor, product, economic sector or geographic region.

3.D.20.02-01 We may experience increases in our level of past due loans as our portfolio of loans and advances becomes more seasoned.

Our portfolio of loans and advances to customers experienced an increase in the year ended December 31, 2024. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

Our delinquency ratio, which is defined as total loans overdue for over 90 days divided by the total portfolio of loans and advances, decreased to 4.0% as of December 31, 2024 compared to 5.1% as of December 31, 2023. For more information on loan renegotiations, see “Item 5.B. Liquidity and Capital Resources – 5.B.50 Capital Management”.

Further, historical loan loss trends may not predict future losses, which are impacted by many factors, including but not limited to, client default risks, business changes from growth or acquisitions, loan expansion to new sectors or clients (e.g., individuals and small/mid-sized companies), economic and political conditions in Brazil, regulatory or tax changes, market competition, and exposure to specific sectors or large clients could materially impact our loan portfolio quality.

16 – Form 20-F 2024 | Bradesco

If economic conditions deteriorate or we experience rapid loan portfolio growth, this could result in increases in our expected loss of loans and advances and a higher delinquency ratio, which may have an adverse effect on our business, financial condition and operating results.

3.D.20.02-02 We may incur losses associated with counterparty risk exposure.

We face the possibility that a counterparty will be unable to honor its contractual obligations related to the settlement of bilateral transactions, including derivative transactions or repurchase agreements. It is necessary to estimate the projected exposures of these bilateral transactions so that adequate provisioning can be made, due to the leveraged nature of these operations. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons at any time during the term of their operations.

3.D.20.02-03 We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the borrower. Depending on the nature of the collateral, the enforcement of its transfer is carried out either through judicial proceedings or by extrajudicial methods. However, even where the enforcement mechanism is duly established by law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will, in certain cases, rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and operating results.

3.D.20.02-04 We may incur losses due to impairment of goodwill from acquired businesses.

We record the value of goodwill from acquisitions of investments as the difference between the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (CGUs) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the carrying value of the CGU in order to determine whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to future cash flow projections, we cannot provide assurances that impairment will not be recorded in the future, which may negatively affect the result of our operation, our financial condition and the market value of our shares and ADSs.

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

17 – Form 20-F 2024 | Bradesco

The latest update regarding Brazil’s sovereign risk ratings made by global rating agencies are: (i) Moody’s upgraded Brazil’s sovereign rating to Ba1 with a positive outlook, according to the latest report published on October 1, 2024; (ii) Fitch maintained the rating at BB, with a stable outlook, as per the report published on June 27, 2024; and (iii) S&P Global maintained its rating at BB with a stable outlook , as per a report published on December 19, 2023.

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

If the market conditions deteriorate, such a deterioration could cause a reduction in the volume of transactions, or if there is increased collateral credit risk and we are forced to pay higher interest rates and/or pay unattractive interest rates, our financial condition and the operating results may be adversely affected.

3.D.20.03-02 Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, including us, are required to maintain.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

18 – Form 20-F 2024 | Bradesco

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

As of December 31, 2024, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$109.8 billion. Compulsory deposit requirements have been used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect our financial condition and the operating results.

3.D.20.03-03 Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. The economy plays a central role in market dynamics and, by extension, in the banking industry. There are currently certain domestic and international issues that may affect the default rates and liquidity of institutions. For example, the market is closely monitoring the initial actions of Donald Trump’s administration. This comes as economic data suggests resilient inflation and stable interest rates in the United States. In addition, statements by the new president about the occupation of territories, such as Canada, Greenland and Panama add new uncertainties to the geopolitical scenario. Europe is signaling the beginning of an interest rate-cutting cycle, despite a backdrop of economic slowdown and political instability continuing to dominate key countries in the region. In Brazil, the deterioration of expectations across the main macroeconomic metrics and an ongoing fiscal crisis remain central concerns. The situation is aggravated as the government is shifting its focus to 2026 elections, further decreasing the likelihood of fiscal austerity measures and leaves room for actions that further strain public accounts. Any of these factors, or any other impacts resulting from the factors described above or other related unforeseen developments, could have a material adverse effect on our liquidity.

3.D.20.04 Insurance risk

Insurance risk is the risk arising from an adverse economic situation which was not expected by the insurance company at the time of underwriting the insurance policies, in their commercial conditions, and the uncertainties that exist when estimating provisions. It includes the risk of having to make emergency contributions to cover shortfalls in pension funds managed by Closed Supplementary Pension Entities (EFPC), for which we became responsible following certain business acquisitions.

3.D.20.04-01 Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related insurance liabilities may have an adverse effect on us.

The income from our insurance operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and insurance liabilities and to price our insurance products. We seek to manage the insured risks, within our limits of responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion of pensions income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang and or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity and pandemics such as COVID-19, which may have a systemic effect on the business (particularly health products), or related and economic effects (other insurance products), among others. Therefore, we cannot precisely determine the amounts that we will ultimately pay to settle these insurance liabilities, when these payments will need to be made, or whether the assets supporting our insurance liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur in the short term, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and the operating results.

19 – Form 20-F 2024 | Bradesco

3.D.20.05 Operational risk

Operational risk is represented by the possibility of losses arising from external events or failure, inability or inadequacy of internal processes, people or systems. This definition includes the legal risk associated with the inadequacy or deficiency in contracts we have signed, the sanctions due to non-compliance with legal provisions and the indemnity damages to third parties arising from the activities developed by us.

3.D.20.05-01 A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.

Our operations depend on the efficient and uninterrupted operation of our information technology systems. Any unavailability of infrastructure, software or telecommunications networks may impact the processing of transactions carried out by our clients, which may lead to financial losses, regulatory fines, sanctions, interventions, reimbursements and other costs with damages. These factors could have a material adverse effect on our business, reputation and operating results.

Due to the nature of our operations, the wide range of products and services we offer, the significant volume of activities and operations performed, and the global context of digital transformation, where there is an ever-increasing integration among platforms, a growing use of cloud computing, an intensification of relationships with external technology providers, and an extensive use of the internet and connectivity solutions, the technological environment is exposed to various types of risks, whether arising from internal or external factors. We face certain additional risks, relating to:

•	Necessity of continuing to redesign and develop our information technology architecture and applications;
•	Need to update and integrate legacy systems with emerging technological models in a timely manner;
•	The ever-increasing dependency on service providers due to the migration of certain services to the cloud, which demands robust governance and new ways of mitigating security and continuity risks that go beyond our control environment;
•	The extensive use of internet, artificial intelligence and connectivity solutions; and
•	The increasing difficulty in attracting and retaining specialized IT personnel in a competitive market.

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

20 – Form 20-F 2024 | Bradesco

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

Our performance and success are largely dependent on the talent and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars supporting our results, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge of providing a new experience to employees, so that we are able to attract and retain highly qualified professionals who value environments offering equal opportunities and who wish to build their careers in dynamic, cooperative workplaces, that encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future.

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

3.D.20.06-01 Financial institutions, like us, may be subject to legal proceedings arising due to certain actions by third parties related to corruption, money laundering and terrorism financing (AML/TF).

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

21 – Form 20-F 2024 | Bradesco

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

3.D.20.06-02 Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.

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

22 – Form 20-F 2024 | Bradesco

The reputational damage to our business and global brand would be severe if we were found to have breached AML/TF, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our clients’ data and bank products and services from being accessed or used for illegal or improper purposes.

In addition, we rely heavily on our relevant counterparties such as suppliers and business partners, to maintain and apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (or our relevant counterparties) services as a conduit for illicit purposes without our (or our relevant counterparties) knowledge.

3.D.20.06-03 We may suffer losses due to employee misconduct.

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

3.D.20.06-04 The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

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

23 – Form 20-F 2024 | Bradesco

3.D.20.06-05 We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank of Brazil treats us and our subsidiaries and related companies as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and related companies, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank of Brazil, particularly in the activities carried out by any of our subsidiaries and related companies, could have a material adverse impact on our other subsidiaries and related companies and, ultimately, on us. If we, or any of our financial subsidiaries, become insolvent, the Central Bank of Brazil may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank of Brazil carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank of Brazil also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

3.D.20.06-06 The Brazilian Constitution previously established a ceiling on loan interest rates. If the Brazilian government enacts new legislation with similar effects in the future, our operating results may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established an annual interest rate ceiling of 12.0% on bank loans (remunerative). However, this ceiling does not apply, as its implementation depends on regulation by the National Monetary Council (CMN), which has never been issued.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was promulgated and revoked all sub-items and paragraphs of Article 192 of the Brazilian Constitution, in particular paragraph 3 of Article 192, which specifically addressed this issue. The understanding that this ceiling was not yet in effect was confirmed in a binding precedent (Súmula Vinculante) No. 7, a final decision issued in 2008 by the STF, in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts have been made to regulate the limitation on loan interest rates, particularly bank loan interest rates, but none of them were implemented or confirmed by the Congress and/or confirmed by the Brazilian courts.

Most of our revenues, expenses, assets, and liabilities are directly linked to interest rates. Therefore, the imposition of a limitation or cap on loan interest rates could significantly and adversely affect our operating results and financial condition, our loan portfolios, our funding cost, and our loan operation revenues. However, there is currently no indication that the bills under consideration will actually be approved by Congress, as they lack technical justification.

As for civil obligations, monetary corrections, and interest on obligations, on March 1, 2023, the STJ, the highest court in Brazil for matters relating to federal law, started to hear a case discussing the possibility of applying the SELIC rate to adjust debts of a civil nature (such as indemnity-related legal proceedings). On August 21, 2024, the STJ’s Special Court concluded the trial and decided that the SELIC rate should apply to adjust civil obligations. The decision remains subject to appeal.

24 – Form 20-F 2024 | Bradesco

In addition to the STJ’s decision, on July 1, 2024, Law No. 14,905, of June 28, 2024 (“Law No. 14,905/24”) was published, which modified several key provisions of the Civil Code and provided that, in case there is no interest index agreed between the parties or provided for in a specific law, the following will apply: (i) monetary adjustment (inflation indexation) will be applied considering the variation of the IPCA index, calculated and published by the Brazilian Institute of Geography and Statistics (“IBGE”), or the index that replaces it, as applicable; and (ii) legal interest will be applied considering the reference rate of the SELIC minus the index considered for monetary adjustment (i.e. SELIC - IPCA), provided that CMN Resolution No. 5,171, of August 29, 2024, is observed regarding the methodology for calculating the legal interest rate and how it is applied. If the calculation in item “(ii)” is negative, no interest will be applied. However, this legal provision does not apply to banking operations, as they always have an express agreement on interest.

3.D.20.06-07 Any substantial increase or decrease in the interest rate ceiling could have a material effect on our financial condition, our operating results or on the prospects of financial institutions based in Brazil, including us.

On November 27, 2019, Resolution No. 4,765/19 was enacted by the CMN, as amended. It regulates overdraft facilities granted by financial institutions for a demand deposit account, providing, among other matters, a limit for the interest rates on the amount of the overdraft used. For further information, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.70.02 Banking Regulations – 4.B.70.02-14 Overdraft”.

Law No. 14,690, of October 3, 2023, which provides on the Emergency Debt Renegotiation Program for Defaulting Individuals – Desenrola Brasil, was enacted, which, among the provisions, addresses the Prevention of Delinquency, stipulating that the CMN should regulate the limitation of interest rates on revolving credit under credit cards.

The CMN also published Resolution No. 5,112/23, and the Central Bank of Brazil published Resolution No. 365/2023, which, in general, impose limits on interest rates for credit card financings, establish rules for the portability of credit card financings, as well as rules and certain information to be disclosed to credit card holders.

CMN’s Resolution No. 5,112/23, regulates the limitation provided for in Law No. 14,690/23, by stipulating that the total amount charged by institutions granting financings through revolving credit and/or installment credit in the form of interest and financial charges may not exceed the original amount of the financed debt. This limitation applies to all credit card issuers and other post-paid payment instruments. The interest rate limitation provisions entered into effect on January 3, 2024.

Therefore, future Brazilian court decisions involving discussions on interest rate limitations, as well as changes in legislation and regulations restricting interest rates charged by financial institutions, could have an adverse effect on our business.

3.D.20.06-08 We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties for agents who process personal data. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of Directive No. 95/46/EC and Regulation (EU) 2016/679 – General Data Protection Regulation (GDPR).

The impact of this law has been significant, as any processing of personal data is subject to the rules imposed by the LGPD, whether physical or digital, by any entity that is established in Brazil or not that has collected personal data in Brazil or from any individual located in Brazil – even if not residents – or that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD requires continuous efforts in our relationships with clients, business partners, service providers and employees, and in virtually all areas of Brazilian society. The LGPD is in full force. The National Data Protection Authority (ANPD), the public administration body responsible for overseeing, implementing and supervising compliance with the LGPD, which has the power to apply sanctions in case of non-compliance since the publication of the CD/ANPD Resolution No. 4 on February 27, 2023. The National Council for the Protection of Personal Data and Privacy, ANPD’s advisory body, made up of members of civil society and representatives of public authorities, created by provisional measure converted into Law No. 13,583/19, is an additional enforcement body tasked with ensuring compliance with the LGPD.

25 – Form 20-F 2024 | Bradesco

We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information. For more information see on data processing and cybersecurity, see “Item 4.B. Business Overview – 4.B.20 Business Management - 4.B.20.04 Data Processing” and “Item 16.K Cybersecurity”.

However, possible flaws in or attacks on our systems and processes could lead to security incidents. We may also be found not to be compliant with the LGPD, which could result in the application of administrative sanctions provided for in the LGPD, namely (i) warnings, with a deadline to adopt corrective measures; (ii) fines of up to 2% of the turnover (net of taxes) of the offending company or its group or conglomerate in Brazil, as determined in its last fiscal year, limited to R$50 million per violation; (iii) daily fines, limited to R$50 million per violation; (iv) publication of the violation; (v) blocking of the personal data involved in the breach until the breach is settled; (vi) deletion of the personal data involved in the breach; (vii) partial suspension of the operation of the database involved in the breach for up to six months, extendable for the same period, until the offending company’s activity is in compliance; (viii) suspension of the personal data processing activities involved in the breach for up to six months, extendable for the same period; and (ix) partial or total prohibition on carrying out data processing activities. In addition to the administrative sanctions provided for in the LGPD, we may also be liable for the financial costs of any remediation or reparation efforts relating to any compromised third parties.

In addition, other authorities in Brazil can enforce the LGPD through administrative procedures or lawsuits. The Consumer Protection and Defense Program (PROCON) or the Public Prosecutor’s Office responsible for consumer rights, as well as individuals and private or non-governmental associations, for example, can file complaints or lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. Likewise, data subjects who have been harmed can file individual lawsuits seeking compensation.

Any non-compliance with the LGPD can also negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares and ADSs. See item “3.D.20.05-01 A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses”.

3.D.20.06-09 The Brazilian Supreme Court (“STF”) and Brazilian Superior Court of Justice (“STJ”) are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses.

The STF, the highest court in Brazil, has responsibility for judging constitutional matters, and is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the Bresser, Verão, Collor I and Collor II economic plans, implemented in the 1980s and 1990s, before the Plano Real, in 1994. In September 2010, the STF ordered the suspension of all appeals dealing with the Bresser and Verão Plans and the unblocked amounts of the Collor I Plan, excluding executive actions (arising from a final judgment) and those in the instructional phase.

The trial of the paradigm cases began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by the Ministers. According to the associations representing the savings account holders, banks misapplied the inflationary adjustments when those economic plans were implemented and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

26 – Form 20-F 2024 | Bradesco

The STF decided that the judgments for ordinary class actions proposed by associations, as procedural representatives, questioning the inflationary adjustments only benefit consumers who: (i) were associated with the associations at the time of filing of the class actions; and (ii) authorized the filing of the ordinary class action. This reduced the number of beneficiaries in ordinary class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers who are account holders and who had suffered losses related to inflationary adjustments, irrespective of whether those losses of savings account holders were associated with the association, that filed for the class action).

In parallel, the STJ also analyzes class actions related to inflationary purges. In May 2014, the STJ decided that the starting date for calculating default interest for compensating savings account holders must be the date of the initial citation of the public civil action (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In May 2015, the STJ had ruled that in the individual enforcement of a judgment from a public civil action recognizing savers’ rights to inflationary purges from the Verão Plan (January 1989), remunerative interest could not be included in the liquidation calculations unless expressly awarded. This limited banks’ exposure, though affected parties could still file individual actions to claim such interest when applicable. However, in 2021, the STJ reversed course, allowing beneficiaries of inflationary purges to individually enforce collective judgments particularly to recover remunerative interest, even if not included in the original public civil action.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018, with a 24-month period for savers to adhere. On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The extension of the agreement was approved by the plenary of the court on May 29, 2020, for a period of 30 months (renewable for a further 30 months) starting on March 12, 2020. A new amendment was agreed between the signatories to the Collective Bargaining Agreement, extending it for a further 30 months, which was submitted to the STF for approval. In a session concluded on December 16, 2022, the extension of the term of the Collective Bargaining Agreement was approved for another 30 months and the adherence to the terms of the agreement is voluntary and can be opter for by savers through a digital platform specially created for this purpose. Considering that this is a voluntary agreement, which does not oblige the savings account holders to join, we are unable to predict how many savings account holders will accede to it.

In December 2024, the STJ decided that: (i) as long as it is expressly stated in the collective judgment ordering the recomposition of expunged inflationary indexes, the final date for calculating remunerative interest on the portion of the savings account arising from the recomposition of the expunged index must be either the closing date of the account or the date on which the balance reaches zero, whichever occurs first; (ii) the depositary bank is required to confirm these dates, otherwise, the citation date in the public civil action that originated the sentence enforcement will be used as the final date. With this decision, thus reducing any damage to financial institutions in the event of an unfavorable decision in execution.

Future STF decisions regarding cases related to inflationary adjustments may increase our costs and result in losses. This, in turn, may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

27 – Form 20-F 2024 | Bradesco

3.D.20.06-10 As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and operating results may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing regulations, notably those relating to data and copyright protection, may be interpreted in new ways that would affect our operations and the way in which we use artificial intelligence and machine learning technology, including with respect to provide lending, in light of legislative discussions regarding the right to contestability and review of decisions obtained through the use of artificial intelligence systems, which may expose our proprietary credit model, which could adversely affect our business. Further, the cost of complying with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and operating results.

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

3.D.20.08 Step-in risk

Step-in risk is represented by the possibility of financial loss, resulting from our relationships (contractual or not) with subsidiaries, associates, parallel structures, controllers, investment funds, foundations, suppliers and partners which are not consolidated in the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Group defined for regulatory capital purposes).

3.D.20.08-01 Potential need to provide financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

As a result of our relationship with companies that are not included in our regulated group (the Prudential Conglomerate, or Conglomerado Prudencial) and our activities related to investment funds, we may have to provide financial support for these entities if they run into financial difficulties, equity imbalances, reduction in financial income, or insufficient liquid assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation occurring in entities in which we have invested.

28 – Form 20-F 2024 | Bradesco

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

3.D.20.09 Cybersecurity risk

Cybersecurity risk is represented by the possibility of cyber incidents, such as attacks, intrusions and leakages, that could compromise the confidentiality, integrity and/or availability of our critical business processes, assets and/or infrastructure.

3.D.20.09-01 Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We are exposed to failures, deficiencies or inadequacies in our internal processes, systems and processes of our service providers, human error or misconduct, as well as cyberattacks. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks that could materially and adversely affect us in case of failures to adequately protect our assets and people or the assets and people of our service providers.

Like other large corporations, we are heavily dependent on innovation and technology, which exposes us to internal and external events that may affect the availability of our systems and information technology infrastructure. Those events can also occur at our service providers, which form part of our supply chain and have the potential to materially adversely affect our business and activities.

The risks that may, directly or indirectly, impact us or our service providers, include, but are not limited to: intrusion into information technology systems and platforms by malicious individuals, infiltration of malware (such as computer viruses) into our systems, intentional or accidental contamination of our networks and systems or those of our service providers with whom we exchange data, unauthorized access to confidential client data and/or organizational data and cyberattacks with the potential to cause service degradation and/or outages that can result in business losses.

Cybersecurity and its associated risks are treated at the highest strategic level of priority. We account for the potential loss, theft, or modification of data processed and stored by us, as well as by our service providers. These considerations are essential for our risk analysis, in light of the potential for exploiting vulnerabilities and weaknesses in both our, and our service providers’, information technology environments (such as ransomware attacks).

Our corporate security department carries out a prior and periodic analysis of the security controls in the environment of our service providers. Our contracts for relevant data processing and storage and cloud computing services contain specific cybersecurity clauses aimed at protecting the information, even after termination of the contract.

Brazilian regulatory bodies have also intensified regulations, including through the LGPD, CVM Resolution No. 35/21, CMN Resolution No. 4,893/21 and BCB Resolution No. 85/21 improving controls, policies and requirements for cloud services.

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

29 – Form 20-F 2024 | Bradesco

In 2022 and 2023, we experienced two significant security incidents exclusively involving our subsidiary Banco Bradesco Financiamentos and Bradesco Securities, Inc. - New York branch. In both cases, we took measures to resolve the incidents and sent adequate communications to the affected people and competent authorities. In 2024, we did not experience any significant incident.

Any future failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

3.D.20.10 Social, environmental and climate risks

This is represented by the potential damage that we may cause to society, the environment and the climate, or suffer as a consequence of these factors. These risks, when associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with clients, through financing and investment activities. As defined in Article 38-C of CMN Resolution No. 4,557/17, social risks include the violation of rights, fundamental guarantees or acts harmful to the common interest, such as slave labor and child labor, environmental risks cover degradation of the environment and excessive use of natural resources. Climate risks refer to potential losses caused by events associated with frequent severe weather conditions or long-term weather changes, which may be related to climate change (physical risks). In response to the increase in these risks, socioeconomic changes must happen which may result in losses associated with the transition to a low-carbon economy. This transition involves reducing or offsetting greenhouse gas emissions and preserving natural carbon capture mechanisms (transition risks).

3.D.20.10-01 We provide financings for projects carried out by clients which may result in negative socio-environmental impacts which, in turn, could negatively affect our operating results and reputation.

Across several sectors, we promote and finance projects, which may significantly affect ecosystems, communities and the local flora and fauna. If a client in the development of its project causes environmental damage, such as the contamination of soil and water pollution above the legally acceptable limit, and/or is responsible for environmental disasters, it has a direct obligation to repair the damage caused. Consequently, depending on the magnitude of the socio-environmental impact, a client may have its financial structure compromised. Such events could adversely affect our reputation, financial condition, operating results and the market value of our shares and ADSs.

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

30 – Form 20-F 2024 | Bradesco

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

Furthermore, our financial and operating performance may be adversely affected by extreme weather events such as the El Niño phenomenon. Global climate change and the increasingly frequent occurrence of extreme weather events bring relevant risks to the Brazilian agricultural production, which in 2022 accounted for approximately 5% of Brazilian GDP, according to the Brazilian Institute of Geography and Statistics (IBGE). Climatic events such as the El Niño, for example, when they occur intensively, such as between 2015 and 2016, lead to changes in rainfall and temperature regimes with adverse consequences for grains and sugarcane, for example. There was a reduction of 11.3% in the production of Brazilian grains and of 5.8% in sugarcane in the 2015-2016 harvest. As agribusiness makes up a relevant portion of our investment portfolio, our result may be negatively impacted by events of this nature, which are difficult to anticipate and to measure their effects.

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

3.D.20.12 Model risk

The model is defined as the information that supports decision-making processes, derived from any method, hypotheses, techniques and quantitative system or approach, among others, that applies statistical, economic, financial or mathematical theories to transform data into estimates.

The use of models in supporting business decision-making is an increasingly widespread practice in financial institutions. These tools enable the synthesis of complex subjects, standardization and automation of the decision-making process and the possibility of reuse of internal and external information, resulting in improved efficiency by reducing the costs associated with analysis and manual decision.

We use models to support decision-making, financial reporting and regulatory reporting, and to provide predictive information in various business areas, such as risk management, capital calculation, stress testing and other estimates from models to assess financial or reputation impacts. Thus, we recognize the existence of the risk associated with the use of the models and the importance of the process of managing this risk. The coordination of this process involves the AVIM - Independent Model Assessment.

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

31 – Form 20-F 2024 | Bradesco

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

As of December 31, 2024, Fundação Bradesco directly and indirectly held a 31.63% stake in our capital, with 8.63% held directly and 23.00% held indirectly. Under the terms of Fundação Bradesco’s by-laws, all members of our Board of Executive Officers who have been working with us for more than ten years serve as members of the Managing Board of Fundação Bradesco. The Managing Board has no other members.

Our Board of Directors has 11 members, and four of them are independent. In other words, they are not associated with Fundação Bradesco, in accordance with the criteria of Law No. 6,404/76 and the regulations issued by the CVM. Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. In addition, Law No. 6,404/76 and CVM Resolution No. 80/22 require that at least 20% of the members of our Board of Directors be independent, as a publicly traded company. With the goal of enhancing corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of our common shareholders, and the shareholders do not have the same protections as they would if all the directors were independent. Furthermore, our directors (excluding our independent directors) are associated with Fundação Bradesco and decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco and our Board of Directors which may be contrary to the interests of our other investors, including holders of shares and ADSs, and which may have a negative impact on the interests of the holders of our shares and ADSs, see “Item 7.A. Major Shareholders”.

32 – Form 20-F 2024 | Bradesco

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw the shares underlying the ADSs from the depositary bank at any time, your ability to sell the shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 48.4% of the aggregate market capitalization as of December 31, 2024.

33 – Form 20-F 2024 | Bradesco

3.D.50.04 If we do not pay dividends to holders of our common shares and preferred shares, no dividends will be paid to holders of ADSs.

Pursuant to the Deposit Agreements, if the depositary (as holder of the common shares and preferred shares underlying the ADSs) receives any cash dividend or distribution, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our common share ADSs and preferred share ADSs.

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

34 – Form 20-F 2024 | Bradesco

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

The United States has enacted rules, commonly referred to as FATCA, that generally impose a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an Intergovernmental Agreement (IGA) regarding the implementation of FATCA with Brazil. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADSs in the future. Similar to the FATCA, the Common Reporting Standard (CRS) is the instrument developed by the Convention on Mutual Assistance in Tax Matters of the Organization for Economic Co-operation and Development (OECD) and the Multilateral Competent Authority Agreement, applicable to the signatory countries of the standard. The financial institutions and entities subject to it should ensure the identification, investigation and reporting of information to the competent bodies. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA and CRS. For more information about FATCA and CRS, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision”.

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

35 – Form 20-F 2024 | Bradesco

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

4.A.10 Acquisitions, divestitures and other strategic alliances

4.A.10-01 Recent Acquisitions

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

36 – Form 20-F 2024 | Bradesco

➢	Tivio Capital (previously known as BV DTVM)

On August 24, 2022, through our subsidiary Kartra Participações Ltda., we entered into an agreement with Banco Votorantim S.A. to establish an independent investment management firm through the acquisition of a 51% stake in BV DTVM, which was subsequently named Tivio Capital. On February 28, 2023, after fulfilling all preceding conditions, legal and regulatory requirements, the acquisition was completed (Bradesco holding 51% and Banco Votorantim S.A. holding 49%).

➢	Hospital Santa Lúcia

On August 31, 2023, Atlântica Hospitals e Participações S.A. (Atlântica), a company indirectly controlled by Banco Bradesco S.A. and by Bradseg Participações S.A. (member of the Grupo Bradesco Seguros), entered into an Investment, Purchase and Sale Agreement of Shares and other Agreements with Hospital Santa Lucia S.A. (HSL), its subsidiaries (Grupo Santa) and its current partners (Family Leal) for Atlântica to acquire 20% of the share capital of HSL. Grupo Santa is the largest hospital network in the Midwest region of Brazil, with presence in the Federal District, Goiás, Mato Grosso and Mato Grosso do Sul. On September 30, 2024, after complying with the previous legal and regulatory conditions, the acquisition was completed.

➢	Hospital Mater Dei

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

➢  Atlântica and Rede D´Or Partnership

On May 8, 2024, Atlântica Hospitais e Participações S.A. (Atlântica), a company indirectly controlled by Banco Bradesco S.A. and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros - our Group's insurance division), signed an Investment Agreement with the Rede D´Or São Luiz S.A. group (Rede D´Or) for the creation and joint action in a new hospital network (Atlântica D’Or) to make investments, construction, development and operation of general hospitals in the regions of Macaé - RJ, Alphaville - SP and Guarulhos - SP, as well as for the analysis of a potential partnership to develop future new hospitals in other cities, particularly in Taubaté and Ribeirão Preto. Atlântica D’Or will be organized by the parties through a corporate structure, in the proportion of 50.01% for Rede D’Or and 49.99% for Atlântica. On August 15, 2024, after fulfilling the previous legal and regulatory conditions, the transaction was completed.

37 – Form 20-F 2024 | Bradesco

➢  Hospital São Luiz Campinas (Extension of the Atlântica and Rede D´Or Partnership)

On November 1, 2024, Atlântica, signed an Investment Agreement with the Rede D´Or to include Hospital São Luiz Campinas in the “Atlântica D´Or” hospital network, thus expanding the partnership firmed with the Rede D´Or, on May 8, 2024. The closing of the transaction is subject to compliance with certain usual conditions precedent, including the appropriate regulatory approvals.

➢	Tender Offer - Cielo

On February 5, 2024, our indirect subsidiaries Quixaba Empreendimentos e Participações Ltda. (Quixaba), Elo Participações Ltda. (Elo), Livelo S.A. (Livelo) and Alelo Instituição de Pagamento S.A., along with BB Elo Cartões Participações S.A., , jointly notified Cielo S.A. – Instituição de Pagamento, of their decision to proceed with the conversion of the public company registration from category “A” to “B”, and consequent delisting from B3 S.A. – Brasil, Bolsa, Balcão listing segment Novo Mercado. This process was carried out through a public tender offer for the acquisition of shares (OPA), in accordance with the applicable regulations and the Cielo’s bylaws. On September 26, 2024, after meeting certain conditions precedent, including the necessary regulatory approvals, the OPA was completed with Quixaba holding 30.61%, Livelo having 20.52% and Elo having 19.70% of Cielo’s common shares.

➢ Incorporation of Bradesco Asset (BRAM)

On July 31, 2024, after fulfillment of the applicable conditions, we completed the merger of our direct subsidiary, Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (BRAM), as approved by our shareholder’s meeting held on March 11, 2024. We succeeded BRAM in all their responsibilities, rights and obligations, including the provisions set out in records, registers, contracts and any document to which BRAM was a party to as of July 31, 2024. The merger does not affect the ability to manage our resources or those of third parties, as we will maintain the existing structure of governance segregation as well as the existing physical and functional structure to avoid any conflict of interest, aiming to preserve the independence of the third-party resource management operations from our other business activities.

Bradesco Asset is the asset management department of Banco Bradesco S.A. and has developed important alliances and continues to focus its strategy on internationalization. Through personal management and agreements with partners, we offer Brazilian investors the opportunity to invest in fixed and non-fixed equity funds, balanced and alternative, with global, regional and thematic exposure, as well as global ESG (Environmental, Social and Governance) strategies. In Europe and Latin America, we have been offering “Bradesco Global Funds” UCITS (domiciled in Luxembourg) to overseas investors since 2009. These funds have different strategies and incorporate ESG aspects in accordance with Luxembourg law. In Japan, Mitsubishi UFJ Asset Management (MUAM), our partner since 2008, offers a fund managed by Bradesco Asset to retail investors wishing to invest in the Brazilian markets.

➢  John Deere Bank

On August 8, 2024, we, through our direct subsidiaries, firmed an Investment Agreement with John Deere Brasil S.A. (John Deere Brasil), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we hold a 50% stake in Banco John Deere S.A. This strategic partnership aims to further strengthen our position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere group’s equipment, parts and services. On February 10, 2025, after fulfilling the usual, legal, and regulatory preceding conditions, the investment was completed.

4.A.10-02 Recent divestitures

There have been no recent divestitures.

4.A.10-03 Other strategic alliances

There have been other strategic alliances.

.

38 – Form 20-F 2024 | Bradesco

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

4.B.10 Strategy

4.B.10.01 Business strategy

The year 2024 was a year of transition and transformation at Bradesco. In February, we announced our strategic plan aimed at streamlining our operation and management model, fostering greater autonomy and enhancing agility decision making.

This plan reaffirms our ambition to be a full-service and profitable bank, prepared to compete in the short and long term. This ambition translates into the following aspirations:

•	Physical bank with adequate cost and focused on high return clients;
•	Efficient digital bank with humanized experience and AI;
•	Operational efficiency that ensures competitiveness and return;
•	Capture of greater market share in the main segments;
•	Focus on new customer experience;
•	Transformative culture; and
•	Faster time to market.

We have adjusted our organizational structure by creating Business Units (“BUs”): Wholesale, Wealth, Retail, Digital Business, Credit and Treasury and Economic Research, as well as Specialized Support Units, to accelerate decision-making and increase customer-centricity.

All BUs have established dedicated client-focused areas responsible for defining value propositions, maintaining economic balance and coordinating products and channels. Wholesale, Wealth, Retail and Digital Business BUs are responsible for serving our clients in different segments.

In Retail, we are adjusting our service model to better align with client preferences, balancing financial sustainability, while ensuring customer-centricity and profitable growth of the client base.

In Wealth, we launched Bradesco Principal, a new client segment with an aspirational value proposition aimed at client engagement, portfolio enhancement and increasing our number of clients serviced remotely.

In the Credit BU, we integrate all the stages of the credit cycle to leverage data more effectively, adopt a holistic client approach and incorporate new technologies, reinforcing credit as a key competitive aspect of our services.

39 – Form 20-F 2024 | Bradesco

4.B.10.02 Strategic Planning

We focus on an agenda of ten key strategic priorities, divided into business areas and enabling functions, aligning our actions with our ambitions.

We highlight the following as the principal initiatives started in 2024, which are the result of the work carried out by our strategic areas, aligned with our transformation agenda:

•	Implementation of our new organizational structure, with a reduction of layers, review of the team sizesl, hiring c-level professionals in the market and expansion of our IT teams;
•	Optimization of our fast-paced footprint, with increased activation of our digital channels and the new Bradesco Expresso platform;
•	To adopt a more client focused approach to our decisions, we promote the revitalization and inclusion of new features in our App, reorganizing our product areas to be more integrated and focused on the needs of clients, as well as initiatives, such as EscutaBRA and the client council;
•	In August, we concluded Cielo’s tender offer (OPA), a strategic line of action that allows us greater commercial flexibility in key products for the relationship with Corporate clients, especially SMEs;
•	Entering into a strategic partnership agreement with Banco John Deere S.A., to further strengthen our position in the agribusiness segment, enabling synergy and cross-sell gains;
•	Launch of our new Bradesco Principal segment in the third quarter of 2024, offering a comprehensive portfolio of solutions, a fresh service concept, and a differentiated value proposition for high-income clients; and
•	Acquisition of 20% stake in Grupo Santa and the creation of the new Atlântica D’Or hospital network, both key strategic moves for our Insurance Company.

These achievements are complemented by the launch of #SouBradesco, a cultural evolution initiative designed to align our actions with our strategic goals. This movement is intended to foster a transformative culture, enabling us to become a scalable, customer-centric bank while upholding our core values.

40 – Form 20-F 2024 | Bradesco

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

4.B.10.03-01 Guidelines and governance

Our actions in Sustainability are guided by policies and standards which incorporate the best market practices in sustainability management, in addition to voluntary commitments that we have undertaken.

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

The main governing body presiding over the area is the Sustainability and Diversity Committee, composed of members of the Board of Directors and the Board of Executive Officers, including the Chief Executive Officer. The Committee is advised by the Sustainability Committee, an executive body consisting of executive officers and officers of various areas, responsible for ensuring the implementation of the strategy and monitoring the execution of projects and their impact on our performance. With regards to social, environmental and climate risks, the main decision-making forums are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

4.B.10.03-02 Sustainability Strategy

Our sustainability strategy is based on promoting change focused on three important themes:

Sustainable business	Climate change	Financial Citizenship
Promote businesses with a positive impact that foster socio-environmental development.	Ensure that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.	Promote education and financial inclusion to leverage socio-economic development.

These strategic objectives are aligned with the 2030 Agenda of the United Nations and incorporate the commitment to contribute to the Sustainable Development Goals (SDGs), with an emphasis on six goals that we prioritize:

4 – Quality education;

5 – Gender equality;

8 – Decent work and economic growth;

9 – Industry, innovation and infrastructure;

10 – Reduce inequalities; and

13 – Climate action.

4.B.10.03-03 Voluntary commitments

Our practices and strategies are continuously strengthened through dialogue with various stakeholders and the incorporation of internationally recognized initiatives and voluntary commitments. Among them, the following stand out: Global Compact Initiatives, SDGs, Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), among others.

41 – Form 20-F 2024 | Bradesco

One of the focuses of our strategy of action in sustainability is our commitment to raise awareness and finance our clients in the transition to a low-carbon economy. To strengthen these actions, we joined the Net-Zero Banking Alliance (NZBA), committing to decarbonize our loan and investment portfolios, with the goal to achieve zero net emissions by 2050.

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

Following the guidelines in our Corporate Policies for Sustainability, the area of Social, Environmental and Climate Risks (RSAC) conducts assessments of operations and clients, rating formulations of RSAC, and monitoring activities, in accordance with the scope and criteria set out in the Social, Environmental and Climate Risk Standard, in addition to the requirements and obligations established by Brazilian legislation and regulations.

The process of social, environmental and climate risk management, as well as the control and monitoring of loan operations are discussed in detail in the section “4.B.20.01-06 Social, Environmental and Climate Risks ”.

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
42 – Form 20-F 2024 | Bradesco

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

In the year ended December 31, 2024, Bradesco Asset managed R$856.1 billion in investment funds, of which R$855.5 billion take into account ESG issues, representing 99.9% of the total assets in investment funds.

•	Insurance

Our Group’s insurance division (“Grupo Bradesco Seguros”) has a solid sustainable governance, based on an internal structure focused on the Bradseg Participações’ Sustainability Committee. Consisting of dedicated executives, this committee constantly seeks the evolution of ESG practices, aiming to en sure that our operations and businesses are prepared for socio-environmental and climate change. The Committee reports directly to the Steering Committee and Board of Directors of Bradseg Participações S.A.

Grupo Bradesco Seguros incorporates ESG aspects into its business by providing diversified and accessible solutions. Since May 2022, Grupo Bradesco Seguros has committed to the Task Force on Climate Related Financial Disclosures (TCFD), an initiative that seeks to develop and implement recommendations for the disclosure and analysis of risks and opportunities related to climate issues as well as how they are managed.

We seek to integrate best market practices, comply with regulations and stay aligned with global changes and trends to effectively adapt them to our insurance business. Grupo Bradesco Seguros is also governed by its own Sustainability Policy and internal rules on Socio-environmental Responsibility and Socio-environmental Risk, which adopt environmental, social and governance criteria for monitoring the processes and operations of Grupo Bradesco Seguros.

4.B.10.03-05 Socio-environmental management of operating activities

The management of our operations incorporates socio-environmental criteria and related best practices, focusing on resource optimization and reduction of the socio-environmental impacts. Among the main initiatives, we highlight:

•	Continuous work to identify new initiatives and projects that contribute to our goals of reducing water consumption throughout our branches, offices and headquarters;
•	Since 2012 we have been working to reduce energy consumption through a monthly follow up. We have also set annual targets and a ranking of the most efficient branch to encourage actions for internal savings;
•	Since the end of 2020, 100% of our operations have been supplied by renewable energy sources. With this initiative, we became one of the first major financial institutions in the world to complete the transition to clean energy. In addition, since 2019, we neutralized 100% of greenhouse gas emissions (carbon equivalents) generated by our own operation, becoming the first major Brazilian bank to reach this level of carbon offsetting;
•	In 2024, in pursuit of our commitment to ensure that 100% of our energy is supplied by renewable energy sources, we included 358 branches, administrative buildings and schools of the Fundação Bradesco in the Free Energy Market. We also have more than 325 branches consuming energy from eight photovoltaic power plants through the distributed generation project. Since 2018, we have been implementing the Energy Efficiency Master Plan, through which we specify actions to increase energy efficiency in our buildings;
•	We evaluate regulatory, commercial, economic-financial and socio-environmental compliance when approving companies that provide service to us. The socio-environmental issues analyzed include compliance of labor practices with public certifications, such as the prohibition of slave or child labor, environmental risks, and negative media. Suppliers belonging to sectors considered critical from a socio-environmental point of view are submitted to additional documental analysis and allocated a socio-environmental risk rating. Additionally, suppliers with active contracts considered critical are submitted to socio-environmental auditing with the objective of identifying, managing and mitigating the risks found, as well as promoting their development;
43 – Form 20-F 2024 | Bradesco

•	In addition, we monitor our operational indicators through the Operational Eco-Efficiency Master Plan (2022–2030 cycle), which covers the consumption of water, energy, paper and greenhouse gas emissions. Reduction targets of our operational emissions follow the Science Based Target Initiative (SBTi) methodology, with the commitment of reducing by 50% these emissions by 2030, which represents an annual reduction of 4.6%;
•	Since 2020, we have been implementing the Aterro Zero program in our branches and buildings in the state of São Paulo. Through this program, the waste generated by our operations is destined for recycling, composting or transformed into CDR (Waste-derived Fuel). In 2024, we reduced 48% of waste disposal to landfills through this program; and
•	Since 2023, 100% of our business was certified with the environmental management system by an independent third party. Administrative buildings were certified through ISO 14001 and bank branches through Bradesco Environmental Management System (SGAB), an internal certification based on the referenced standard’s guidelines. This initiative contributes to the improvement of environmental management, as it encourages the reduction of water and energy consumption, as well as waste generation. The measurement of water, and energy consumption is done on a monthly basis, by means of a computerized system that consolidates consumption data across all of our buildings. Waste generation, meanwhile, is measured by use of third-party facilities in the case of operations outside the state of São Paulo, and by the Aterro Zero program partner for buildings within the state.

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

In this context, we seek to ensure that our operations and businesses are prepared for climate challenges, strengthening governance related to the subject and implementing relevant risk management strategies and processes. Our main objectives are stated below:

•	To reduce and mitigate the generation of greenhouse gases in our operations and manage the exposure of our operational structures to climate risks (for more information, see the “4.B.10.03-05 Socio-environmental management of operating activities” section);
•	To integrate current and future climate risk assessments and opportunities into the decision-making and management processes of our business (for more information, see “4.B.10.03-04 Social, environmental and climate criteria in business decisions”);
•	To provide financial solutions that support consumption and production patterns with lower carbon generation and those that are more resilient to climate impacts, such as financing low-carbon agriculture and solar power generation panels; and
•	To promote engagement and awareness of the topic among our stakeholders, including employees, partners and suppliers, clients and entities of civil society.

More information on our climate change related actions is available in our Integrated Report.

4.B.10.03-07 Performance and highlights of 2024

•	In the year ended December 31, 2024, we reached the target goal of R$250 billion by 2025 for assets, sectors and activities with socio-environmental benefits before the established deadline – a commitment made in 2021. Reaffirming our ambition to drive sustainable business, we expanded the target to R$320 billion in the same period. As of December 31, 2024, 95% of the total resources had already been allocated to the new target, due to the effort of the teams responsible for promoting this goal with the commercial areas and due to the increasing demand for credit in these sectors; and
44 – Form 20-F 2024 | Bradesco

•	We remain committed to supporting and assisting our clients in the transition to a low carbon economy. Strengthening our position in respect of the climate agenda. In 2024 we announced intermediate sector goals to reduce emissions by 2030, in line with our commitment (as part of the Net-Zero Banking Alliance) to align our loan portfolios and investments to achieve net zero carbon emissions by 2050. Our goals considered the energy, electricity generation, coal, aluminum, cement, transportation, iron and steel sectors.

Maintaining our trajectory of improving ESG performance, we were able to obtain key recognitions in the year ended December 31, 2024, such as:

•	For the 19th consecutive time, we were selected to be part of the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, being included within the World and Emerging Market portfolios in the 2024-2025 cycle;
•	For the 20th consecutive time, we were included within the portfolio of the Corporate Sustainability Index (ISE) of B3; and
•	Our performance in ESG was classified above the sector average in the evaluations of the main national and international indices and ratings such as Dow Jones (S&P), ISE (B3), CDP, MSCI, FTSE4Good, Sustainalytics, Moody’s ESG Solutions’, among others.

4.B.10.03-08 Transparency

Our Integrated Report and ESG Report are part of a set of annual reports, designed provide transparency on ESG (environmental, social and governance) matters. They offer a comprehensive and integrated view of our business and operations detailing the results achieved in the period, our strategic priorities, voluntary commitments assumed and how we create long-term value for our stakeholders.

We adhere to leading international standards for accountability and best reporting practices in sustainability, among which we highlight: Global Reporting Initiative (GRI) Sustainability Accounting Standards Board (SASB) and SDGs.

The prioritization of themes and related materials follows our Framework of Relevance, the result of a joint collaboration between the Board of Directors, Presidency and various stakeholders, including employees. The Matrix presents the strategic themes most relevant to our business which are to be addressed in the disclosure of information to the market.

In addition, we disclose specific content, including the ESG Indicators and our Climatic Change Report. The documents are available on our Investor Relations and Sustainability websites and are not incorporated by reference in this annual report.

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

45 – Form 20-F 2024 | Bradesco

➢  Corporate Risk Management Process

The corporate risk management and controls methodology is in compliance with the main international risk management frameworks, allowing us to identify, measure, mitigate, monitor and proactively report risks.

Considering the complexity of the products and services we offer, as well as the nature of our activities, it is essential to establish a robust risk management framework. As such, our approach follows the Three Lines Model, ensuring that every stakeholder plays a certain role in safeguarding our security:

•	The First line, represented by businesses and support areas, is responsible for identifying, evaluating, responding to risk, reporting and managing inherent risks as part of day-to-day activities, while maintaining risks within acceptable levels;
•	The Second line, represented by oversight areas, is responsible for establishing risk management and compliance policies and procedures for the development and/or monitoring of first line controls, in addition to the independent validation of the models; and
•	The Third line, represented by the Global Internal Audit Area, is responsible for evaluating, in an independent manner, the effectiveness of risk and internal controls management, including how the first and second lines reach their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management.

➢  Risk and capital management structure

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

Risk and capital management is carried out through collegiate body decisions, supported by specific committees. This process has the participation of all layers covered by the corporate governance scope, which includes the senior management to the various business, operational, product and service areas.

The risk and capital management structure is composed of several committees, commissions and areas that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers in their strategic decision-making.

Risk and capital management governance is shown in the following figure:

46 – Form 20-F 2024 | Bradesco

FISCAL COUNCIL
STOCKHOLDERS' GENERAL MEETING
RISK COMMITTEE
INTEGRITY AND ETHICAL CONDUCT COMMITTEE
AUDIT COMMITTEE
SUSTAINABILITY AND DIVERSITY COMMITTEE
BOARD OF DIRECTORS
CEO
INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE
BOARD OF EXECUTIVE OFFICERS
All Organization Dependencies
FIRST LINE
Business and Support Areas
SECOND LINE
Supervision Areas
THIRD LINE
Internal Audit

Among the governance forums related to the topic of risks, we highlight:

•	The Board of Directors approves and reviews risk management strategies, policies, and structures for risk and capital management, including risk appetite and exposure limits by risk types, as well as well as the stress testing program, including its results, applied scenarios, and underlying assumptions;
•	Risk Committee: its purpose is to evaluate the framework of our risk management and, eventually, propose improvements and challenge our risk structure in the face of new trends and/or threats, as well as advise the Board of Directors on the performance of its attributions in risk and capital management and control;
•	The Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance with our Corporate and Sectoral Codes of Ethical Conduct, and the conduct rules related to integrity, anti-corruption, and competition, to ensure their effectiveness and efficiency; and
•	The Audit Committee reviews the integrity of financial statements and recommends to the Executive Officers corrections or improvements to policies, practices, and procedures identified in accordance with their scope of responsibilities.

➢  Risk Appetite Statement (RAS)

Our risk appetite defines the types and levels of risks we are willing to accept in pursuit of our business and objectives. It is embedded in our corporate risk management framework, which, in turn, shapes our culture and actions.

Risk appetite is defined and formalized by Senior Management, with approval from our Board of Directors, supported by our Risk Committee and COGIRAC. Our Board of Directors is tasked with validating proposals regarding our risk appetite and exposure limits across various risk types, as well as reviewing risk management policies and capital plans presented by executive and technical committees.

47 – Form 20-F 2024 | Bradesco

The Risk Appetite Statement (RAS) directs our strategic and business plans, shapes budget allocation and allows Senior Management to optimize capital allocation within acceptable defined risk parameters.

4.B.20.01-01 Credit risk

Credit risk represents the possible losses resulting from a borrower or counterparty’s non-compliance with its financial obligations under any agreement, as well as the decrease in fair value of a credit agreement due to the deterioration in the borrower’s credit rating, the reduction in gains or remuneration, benefits granted during renegotiation, recovery costs and other amounts related to the non-compliance with the counterparty’s financial obligations. In addition, it includes the concentration risk and the country/transfer risk.

Credit risk management is a continuous and evolving process of mapping, developing, assessing and diagnosing risk through the use of models, instruments and procedures, thus requiring a high degree of judgment, discipline and control during the analysis of operations to preserve the integrity and independence of the processes.

We seek to control our exposure to credit risk, which mainly derives from the loan operations, credit commitments, financial guarantees, securities and derivative financial instruments.

To avoid compromising the quality expected from the portfolio, committees monitor relevant aspects of the lending process, such as concentration, collateral requirements, maturities, and other aspects.

We outline the activities that can potentially generate exposure to credit risk, considering credit classification, size and probability of default, as well as establishing measurement and mitigation plans for those activities.

4.B.20.01-01.01 Lending

We believe the diversity of our business model enables us to reach various audiences through directed and convenient channels in the various regions of Brazil. Segmentation strategies, both for individuals and legal entities, allow for good relationships with clients and the assertive offering of products and services.

We believe this positioning has a positive impact on our credit profile, which is reflected in a diversified portfolio, both in terms of products and segments. This is balanced with the risks undertaken and appropriate levels of provisioning and concentration.

The Credit Area is responsible for the lending procedures which are guided by our credit policy. The policy ensures security, quality and liquidity for lending. The process is guided by risk management governance and complies with the rules of the Central Bank of Brazil.

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

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At our branches, the delegation of powers for submitting a proposal depends on its amount, our total exposure to the client, the collaterals and guarantees posted, the level of restriction and their credit risk rating. All business proposals are submitted for technical analysis and approval by the Credit Area.

The Executive Credit Committee was created to determine, within its authority, queries about the granting of limits or loans proposed by business areas which have been previously analyzed with the opinion of the Credit Department. Depending on the size of the operations/limits proposed, this Committee may then submit the proposal for approval by the Board of Directors.

48 – Form 20-F 2024 | Bradesco

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

We believe our business is diversified, widespread and aimed at individuals and legal entities with a proven payment capacity and solvency. We seek to support loans granted with collaterals and guarantees that are adequate for the risk assumed, in line with the amounts, objectives and maturities of the loans granted.

4.B.20.01-01.02 Credit risk classification

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

4.B.20.01-01.03 Credit risk management process

The credit risk management process is carried out company-wide. This process involves several areas with specific attributes, ensuring an efficient structure for the credit risk management process. The measurement and control of credit risk is carried out in a centralized and independent manner.

49 – Form 20-F 2024 | Bradesco

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

The attributes of the credit risk management structure follow our defined precepts of compliance. Integration with the other lines occurs on a continuous and frequent basis, enabling effective identification, measurement and control of credit risk, thereby ensuring the efficiency and security of the credit risk management process.

4.B.20.01-01.04 Credit risk mitigation

Potential credit losses are mitigated using different types of collateral documented through different legal instruments, such as conditional sales, liens and mortgages, and financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the recovery time and the amount of value to be realized in respect of the collateral, its market value, the guarantor’s counterparty risk and the legal safeguards of each type of instrument. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; and movable properties such as vehicles and aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees can also include bank guarantees.

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

4.B.20.01-01.05 Control and monitoring

Our credit risk has its corporate control and monitoring carried out by the independent Credit Risk area.

This area holds monthly meetings with officers and heads of products and segments to ensure they are informed on the development of the loan portfolio, delinquencies, distressed assets, restructuring, adequacy of the provisions for non-performing loans, credit recovery, losses, portfolio limits and concentrations, the allocation of economic and regulatory capital and other items.

In addition, the area tracks each internal and/or external event that may significantly impact our credit risk, such as mergers, bankruptcies or crop failures, and monitors economic sectors where we have the most representative exposures.

4.B.20.01-02 Counterparty credit risk

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

The management of counterparty credit risk includes modeling and monitoring (i) the use of the counterparty’s credit limit; (ii) the portion of the fair value adjustment regarding the credit of the CVA (Credit Value Adjustment) of the derivatives portfolio; and (iii) the respective regulatory and economic capital. The methodology we adopted establishes that the portfolio’s credit exposure to a given counterparty can be calculated from the Replacement Cost (RC) of its operations in different financial market scenarios, which is made possible by the Monte Carlo simulation process.

50 – Form 20-F 2024 | Bradesco

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

Additionally, the calculation of the amount of exposure related to the counterparty’s credit risk, arising from operations with derivative financial instruments subject to the calculation of the capital requirement using the standardized approach (RWAcpad), was updated in accordance with BCB Resolution No. 229/22.

4.B.20.01-03 Market risk

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

For more information on the market risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

51 – Form 20-F 2024 | Bradesco

4.B.20.01-04.01 Liquidity risk management process

The management of liquidity risk is carried out at the corporate level and permeates all layers of governance. The following table lists the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury	■	Perform the day-to-day management of cash and liquidity;
	■	Propose limits for the indicators of control of liquidity risk, as well as the levels for the flagging of alerts;
	■	Comply with established strategic and operational limits; and
	■	Report on matters related to the management of liquidity by the Asset and Liability Management and Treasury Executive Committee.
Liquidity Risk Area	■	Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established;
	■	Calculate and disclose the indicators for the monitoring and control of liquidity periodically;
	■	Provide tools for simulation of the main indicators implemented; and
	■	Report matters related to the control and monitoring of liquidity risk in the commissions and executive committees where the theme is addressed.
Support Area	■	Execute the projection of cash flows for the monitoring of liquidity, including intraday;
	■	Prepare forecast cash flow projections for the next 12 months and send them to the relevant departments;
	■	Check and ensure consistency, integrity and completeness of the database made available daily to managers and controllers of the liquidity risk;
	■	Provide management information on the cash flow to the Treasury, as well as on any significant changes in the levels of reserves of the Banks of the Conglomerate; and
	■	Provide management information on the mismatch mapping of the Treasury.

4.B.20.01-04.02 Control and monitoring

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

52 – Form 20-F 2024 | Bradesco

4.B.20.01-05 Operational risk

Operational risk is represented by the possibility of losses arising from faulty, deficient or inadequate internal processes, human and system error, or external events.

Our operational risk is represented by the possibility of losses arising from external events or failure, deficiency or inadequacy of internal processes, systems or personnel. This definition includes the legal risk associated with our inadequacy or deficiency in contracts we enter into, sanctions resulting from non-compliance with legal requirements and indemnity claims from third parties arising from our activities.

4.B.20.01-06 Social, Environmental and Climate Risks

The social, environmental and climate-related risks represent the possibility of financial losses to the Group due to the potential impacts arising from climate changes and the damage that an economic activity can cause to society and to the environment.

These risks, when associated with financial institutions, are mostly indirect and arise from business relationships, including those with the supply chain and clients through financing and investment activities. As defined in Article 38-C of CMN Resolution No. 4,557/17 (i) social risks include the violation of rights, fundamental guarantees or acts harmful to the common interest, such as slave labor and child labor, (ii) environmental risks cover degradation of the environment and excessive use of natural resources, and (iii) climatic risks refer to the possibility of losses to the institution caused by events associated with frequent severe weather conditions or long-term weather changes, which may be related to changes in the climatic standards (physical risks). In response to the increase of these risks, socioeconomic changes need to happen, potentially exposing the institution to losses stemming from events linked to the transition to a low-carbon economy. This transition involves reducing or offsetting greenhouse gases emissions and preserving the natural mechanisms for capturing these gases (transition risks).

4.B.20.01-07 Compliance risk

Compliance risk is the risk arising from legal or administrative sanctions, financial losses, reputational or other damages due to a breach of, or a failure to comply with, the legal framework, regulations, recommendations of regulators and self-regulated entities and/or codes of conduct and ethics applicable to our activities.

To ensure compliance, risk management is carried out in an integrated and coordinated manner, and the following activities are performed :

•	Advise on compliance issues;
•	Promotion of a range of activities for executives, employees, interns, apprentices and associates, as well as including of training programs and activities focused on compliance issues;
•	Establishment of rules and procedures aimed at ensuring our adherence to the Code of Ethical Conduct and external standards on client conduct, market and anti-corruption;
•	Evaluation and certification of legal and regulatory aspects concerning our products, services and partnerships;
•	Coordination to meet the demands of regulatory bodies, supervisors, self-regulated entities counterparties and correspondent banks;
•	Identification, evaluation, treatment and monitoring of compliance risks inherent in our activities;
•	Management of the Program of Expected Behaviors;
•	Monitoring and disclosure of new regulations and legislation applicable to our, as well as certifying the actions taken by managers to ensure compliance with these updated regulatory requirements; and
•	Monitoring the implementation of policies and procedures.
53 – Form 20-F 2024 | Bradesco

These procedures are in line with the compliance activities management cycle, distributed in actions aimed at strategy, prevention, detection, response, remediation, and reporting.

4.B.20.01-08 Cybersecurity risk

Cybersecurity risk is represented by the possibility of cyber incidents, including attacks, intrusions and leakages, that could compromise the confidentiality, integrity and/or availability of our critical business processes, assets and/or infrastructure.

For more information on cybersecurity risk, see “Item 16.K. Cybersecurity”.

4.B.20.01-09 Business Continuity Management (BCM)

We base our BCM program on the standard of the Brazilian Association of Technical Standards/Brazilian Standards - ABNT NBR ISO 22,301, which defines Business Continuity as “the Group’s ability to continue to deliver products or services at a previously defined acceptable level following the occurrence of an interruption incident”.

The procedures adopted after an interruption incident, and which aim to guarantee the acceptable operational level of critical business processes – internal or outsourced – are contained in a Business Continuity Plan (BCP) or in a defined continuity strategy, which seek to resume activities and minimize possible impacts on our clients.

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

These policies and internal rules are in line with the regulations of the Central Bank of Brazil and recommendations of the Basel Committee on Banking Supervision. The Business Continuity Management process is under the responsibility of the Compliance and Non-Financial Risk Management, in its BCM sector.

4.B.20.01-10 Corporate crisis management

We define incident and crisis as follows:

•	Incident: momentary event, of low complexity and with possible repercussion to stakeholders. The incident, depending on severity, is classified as relevant or critical.
•	Crisis: it is the occurrence of an extremely adverse event (or combination of events), rare, unstable and complex that may result in a deterioration of relationship with stakeholders as well as pose a potential threat to strategic objectives, reputation or even our existence.

The corporate crisis management process helps to ensure that any signs of crisis are timely identified, evaluated and classified according to their severity, so that actions can be promptly taken to reestablish the normal course of activities and strengthen our operational resilience.

The corporate crisis management process consists of the following steps:

•	Prevention: Identify vulnerabilities and develop scenarios that could result in an incident and/or a crisis;
•	Preparation: Develop incident and/or crisis response plans and conduct training;
•	Response: Trigger incident and crisis management process and execute response plans; and
•	Recovery: Identify opportunities to improve incident and crisis management processes and plans.

In order to help judge the severity of an incident and/or a crisis, we have established levels of impact that determine the optimization of resources and the necessary steps to be taken in light of the event that presents itself: relevant incident, critical incident and crisis.

54 – Form 20-F 2024 | Bradesco

Internal communication relating to corporate incidents and crisis management is carried out in a timely manner, through the issuance of bulletins and reports according to established governance.

4.B.20.01-11 Strategy risk

Strategy risk is represented by the possibility of the deterioration of results, capital and/or strategic indicators (in relation to what was planned) resulting from business decisions not aligned with strategy, inadequate implementation of decisions, as well as lack and/or insufficiency of reaction to changes in the business environment.

4.B.20.01-12 Risk of Contagion

The Risk of Contagion is represented by the possibility of financial loss resulting from our relationships (contractual, or not) with our subsidiaries, affiliated companies, parallel structures, controllers, investment funds, foundations, suppliers and partners not consolidated in the Prudential Conglomerate.

Detailed information regarding our risk management, reference equity, as well as risk exposures can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (not incorporated by reference in this report).

4.B.20.02 Independent validation of management and measurement models for risks and capital

The model is defined as the information that supports decision-making processes, derived from any method, hypotheses, techniques and quantitative system or approach, among others, that applies statistical, economic, financial or mathematical theories to transform data into estimates.

The use of models in supporting business decision-making is an increasingly widespread practice in financial institutions. These tools facilitate the synthesis of complex information, standardize and automate decision making processes and enable the reuse of both internal and external data. As a result, they improved efficiency by reducing our costs associated with manual analysis and decision making.

We employ models to support decision-making, financial reporting and regulatory compliance, and to provide predictive insights across various business areas, such as risk management, capital calculation, stress testing and other estimates from models to assess financial or reputational impacts. Thus, we recognize the existence of the risk associated with the use of the models and the importance of the process of managing this risk. The coordination of this process involves the Independent Model Assessment Area (AVIM).

AVIM is responsible for assessing whether the models are performing as expected, according to its development and usage objectives. It identifies potential limitations, assessing possible impacts, and establishing guidelines for procedural standardization related to the Corporate Inventory of Organization Models and measuring and controlling the Model Risk.

4.B.20.03 Internal controls

The Internal Controls area acts proactively in the management of the risks existing in the processes, as well as in the effectiveness of the controls, in order to keep them at acceptable levels to us.

The scope and activities of our Internal Control area are aligned with the Frameworks issued by COSO – the Committee of Sponsoring Organizations of the Treadway Commission (Internal Control – Integrated Framework (2013) and Enterprise Risk Management – Integrated Framework) and with the guidelines established by the Information Systems Audit and Control Association (ISACA) through the Control Objectives for Information and Related Technology (COBIT 5).

The Internal Controls area supports the first line areas on the identification and evaluation of risks and controls, and the result of this activity is reflected in the risk maps for each business units, which are reviewed in light of the annual action plan issued by the Internal Controls area. In addition, it carries out thematic reviews to enhance the evaluation of the control environment of a given area, and the results of which are presented through thematic reports, with the identified risks and weaknesses being incorporated into the risk maps of each area.

55 – Form 20-F 2024 | Bradesco

Risk management topics, issues and internal controls are observed and discussed at all levels of our Group, according to the established current governance framework. They are promptly reported to risk forums to ensure appropriate handling resolution.

In addition, the systematic monitoring of activities related to the internal controls system is, at least once a year, consolidated in a report and submitted to the responsible governance forums.

Internal controls effectiveness is supported by trained professionals and processes compatible with our size and structure, as well as technology as determined by our business needs.

4.B.20.04 Data processing

•	Our information technology services are frequently updated and are supported by a Data Center (CTI – Centro de Tecnologia da Informação), with an area of 11,900 square meters, specially built to harbor our IT infrastructure, and which has protections in place designed to ensure the continuous availability of our services.
•	Data is continually processed in a processing center (secondary site) located in Alphaville, in the city of Barueri – SP, which has equipment with enough capacity to take over the system’s critical activities in the event of a problem at our CTI. The main service channels have telecommunications services that work with one of the two processing centers.
•	We hold annual simulation exercises in which our IT center is rendered out of service in order to confirm that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers and followed by independent audits. In addition to all backup copies of electronic files stored and maintained at our IT center, secondary copies are saved and maintained in the Alphaville processing center, where all the activities related to the development of systems are located. We regularly test the systems and processes in force to ensure compliance with environmental regulations. Data protection aims to ensure the confidentiality, integrity and availability of information in accordance with its level of criticality.
•	We have three Network Operation Centers (NOC) within the IT Operations area, responsible for monitoring the environment 24/7 and responding to incidents occurring in service channels, systems, applications and infrastructure.
•	Our internet systems have a separate infrastructure, enabling different client segments (individuals, corporate and staff) to use resources independently, in order to provide better services.
•	The IT structure is also supported by processes implemented in accordance with the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology). We apply recognized practices for IT service management and our system is certified by the ISO 20000 – Service Management; and in particular IT security processes are certified annually by the ISO 27000 – Information Security and SOC2 Assurance – Type 2.
•	The physical security of the data center (CTI) is maintained by a baffle gate and a double contention door that isolates the entrance between doors. Video cameras monitor the entrance and internal areas of the data center, which are restricted environments to which access is authorized only by the authentication of passes and vascular biometrics.
•	If the public energy supply is interrupted, our centers supplied by public energy will have sufficient capacity to operate independently for 72 hours without ceasing. After this period, operation is dependent upon the amount of fuel available to operate the generators that supply electricity.

For more information regarding our IT infrastructure, see “Item 16.K Cybersecurity”.

56 – Form 20-F 2024 | Bradesco

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

These commitments are upheld through the Bradesco Integrity Program, which consists of a set of mechanisms and measures contained in the Codes of Ethical Conduct, the Corporate Anti-corruption Policy and Standard, the Integrity Program, the Giveaways, Gifts, and Amenities (Public Sector) Standard, Receipt of Gifts, Presents and Hospitality - Private Sector (Suppliers and Business Partners) and other standards, as well as procedures, processes, and controls established therein, aimed at preventing, detecting, reporting and remedying any acts of corruption and bribery, including fraud against the Government or private administration.

The Program, supported by the Integrity and Ethical Conduct Committee and by the Board of Directors, determines the guidelines, responsibilities, procedures, and controls in connection with the granting and receiving of giveaways, gifts and amenities, donations and sponsorship analyses; due diligence on suppliers and service providers; bids with the Brazilian Government; political contributions; relationships with government agents, Politically Exposed Persons (PEP); classified employees and those related to politically exposed persons; mergers and acquisitions; licenses and permits; whistleblowing and non-retaliation against whistleblowers acting in good faith, in accordance with laws and regulations applicable in Brazil and countries in which we have business units.

The Integrity Program applies to our managers, employees, interns, apprentices, suppliers and services providers, banking correspondents in Brazil, business partners, controlled companies and companies that are members of the Bradesco Group in its interactions and daily decisions, emphasizing our high standards of integrity, conduct and ethics. We continuously review, evaluate and improve the Program to align its governance with national and international anti-corruption practices.

We aim to continually promote an ethical and integrity-based culture by following the Code of Ethical Conduct and the Integrity Program. This program has been implemented in order to foster and maintain our culture of integrity among managers, employees, apprentices, interns, suppliers and services providers.

In May, November and December 2024, meetings were held with our Integrity Ambassadors, addressing the “Relationship with the Public Sector and its Care” and “Moral, Sexual Harassment and Sexual Importunity”. The events were hybrid meetings (in personal and virtual), with internal speakers, officers and employees in Brazil and abroad.

In addition, in September 2024, the Meeting with Senior Management (Board of Directors, Board of Executive Officers and Officers) was held, with respect to “Insider Trading”. It was a hybrid meeting (in person and virtual) and had an external specialist speaker on this subject.

4.B.20.06 Treasury activities

The main objective of the Treasury Area is to maximize results with available resources and manage risks, by complying with the limits set by our Senior Management and the guidelines issued by Financial Risk Management Area.

The main activities are as follows:

•	planning and managing our local and foreign currency cash flows;
•	developing and implementing our asset and liability management strategy;
•	managing maturity, rate and liquidity gaps arising from our activities;
57 – Form 20-F 2024 | Bradesco

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

4.B.20.07 Inovabra

Inovabra is our corporate venture to fund strategic investments, and it aims to create opportunities for the progress of people and the sustainable development of companies and society. We believe that we can improve our customer experience through innovation. In this way, we create an innovation ecosystem, the Inovabra, capable of supporting and inspiring the institution, creating paths and conditions that put it at the forefront of financial and non-financial products and services.

We work on three fronts:

•	Accelerate new features or improvements in existing products;
•	Foster new products and services within existing businesses; and
•	Explore, suggest and experiment with emerging technologies.

To meet the challenges of these three fronts, we work together with our business unities (BUs) and technology areas to set priorities and develop a portfolio of initiatives and ensure long-term business competitiveness. Inovabra has the following corporate innovation pillars:

•	Business Innovation: advisory performance of a dedicated team with business units, according to our strategic drivers. It provides support in conducting initiatives from the design stage, case construction process, business model validation, experimentation and scale in production. The goal is to generate innovative solutions that facilitate a better customer experience, optimize existing products and services, expand to adjacent businesses, and increase participation in new markets;
•	Tech Innovation: multidisciplinary team focused on bringing a forward-looking perspective to our technology structure aligning it with the best market practices and position it at the forefront of the financial sector;
•	R&D - Multidisciplinary research team: it works in mapping trends and opportunities in the financial sector, identifying problems and proposing solutions. Connects and interacts with potential partners, such as companies, universities and research institutes in Brazil and abroad, in order to bring new knowledge about emerging technologies, market evolution, digital transformation and efficiency improvements, and generate proposals for new business models and innovative solutions. Proposes, performs, conducts and executes benchmarks and research on innovative solutions, competitors, clients, and applications, among others. Identify, propose and engage opportunities, as well as foster experiments and pilots involving emerging technologies. Enhance and promote best practices of the BTRL (Bradesco Technology Readiness Level) methodology, while maintaining an up-to-date Emerging Technologies Radar focused on trends affecting the banking sector. Conducts readiness assessments and oversee the strategy, planning, and development of prioritized emerging technologies;
•	Open Innovation: in an environment of physical and digital co-innovation, large companies, startups, investors and consultants work collaboratively to accelerate innovation and foster entrepreneurship through business generation for the community and for us. The community has more than 200 resident startups and 1,500 connected through partner hubs, as well as 50 large companies looking for innovative solutions;
•	Experimental laboratory (Design and Experiment): a secure environment for testing new technologies. Our objective for this model is to provide resources for product prototyping and design, and encourages experimentation with new solutions in partnership with startups and big techs, proof of concept, launches and solutions to new challenges. Our lab also has an Innovation Sandbox (testing platform) that enables the testing of solutions simulating banking core, which ensures more accurate experimentation, reducing integration uncertainties and innovation time-to-market; and
58 – Form 20-F 2024 | Bradesco

•	Corporate venture (inovabra ventures): an equity fund for strategic investments in startups and high-growth companies that have innovative technologies and/or business models. The fund is managed by the Private Equity & Venture Capital area and actively contributes to generate value in companies, including when this involves solutions that satisfy our clients’ needs.
•	Culture & Communication
➢	Culture program: enhance the culture that drives innovation through a program for the employees of our different Business Units, since we consider innovation to be applicable to everyone. With the program we disseminate innovation through four pillars:
o	Training employees through courses and acculturation programs on emerging technologies and innovation methodologies in partnership with Unibrad;
o	Engage everyone in a community of intrapreneurs, promoting collaboration, knowledge sharing and exchange of experiences;
o	Conduct practical activities and hands-on experiences to apply acquired knowledge; and
o	Communicate our innovation and technology initiatives and updates across the Group.

The culture program includes initiatives for influencers (select group with representatives from various areas of the bank, who are the catalysts for innovation in their departments), for executives and for all employees of the Group to support cultural evolution. The last cycle that ended in August 2024, was attended by 208 influencers, representing 44 of our departments.

➢	Awards of inovabra and cases in 2024
•	Global Finance: top innovations in finance with Generative Artificial Intelligence (use of Generative AI for reading Copom’s Minutes); and inovabra was elected for the fifth consecutive time as one of the best financial innovation laboratories in the world;
•	Value Innovation: we were second in the banking sector ranking and 67th as the most innovative companies in Brazil;
•	Banking Innovation Awards | Qorus: we were winners in the emerging technology category with the Generative Artificial Intelligence projects;
•	100 Open Startups Ranking: we secured second place in the Top Open Corporations ranking for our efforts in open innovation with startups, while inovabra ranked fifth in the Top Ecosystem category for supporting startups and corporations on their open innovation journeys;
•	Banking Tech Awards | Fintech Futures: we won in two categories “Best contribution to consumer economic mobility” and “Best user/customer experience Initiative for consumers”; and
•	Corporate Startup Star Awards | ICC: we are among the top 100 Corporate Startup Stars for global best practices in open innovation.
➢	inovabra results for 2024:
•	we work in seven emerging technologies: Generative AI, Digital Assets, Quantum Computing, Quantum Safe, Metaverse, Adversarial Machine Learning, Synthetic Data; and
•	55 experiments finalized.
59 – Form 20-F 2024 | Bradesco

➢  Co-innovation environment:

•	engaged over 27 thousand people through more than 500 open and private events for the ecosystem;
•	more than 50 incoming companies;
•	56 Demodays held; and
•	more than 580 community-generated connections.

4.B.30 Business segment

The data for these segments was compiled from reports prepared for management to assess performance and make decisions about the allocation of funds for investments and other purposes. Our Management uses various data, including financial data in conformity with the accounting standards applicable to institutions authorized to operate by the Central Bank of Brazil (BR GAAP) and non-financial metrics. For further information on differences between the results on a consolidated basis and by segment, see “Item 5.A. Operating Results – 5.A.20.01 Results of operations for the year ended December 31, 2024, compared with the year ended December 31, 2023”.

The following table summarizes our main gross revenues by segment for the periods indicated:

As of and for the year ended December 31,	R$ in thousands
	2024	2023	2022

Banking
Interest and similar income from loans and advances	101,599,850	101,912,948	100,297,936
Fee and commission income and income from banking fees	36,213,830	34,269,254	33,802,362
Insurance, Pension Plans and Capitalization Bonds
Insurance Income	121,003,371	106,546,307	95,343,634
Fee and commission income and income from banking fees	1,923,437	1,164,685	1,701,005

For further details of our segments, see Note 38 to our consolidated financial statements in “Item 18. Financial Statements”.

We do not break down our revenues by geographic regions within Brazil, and less than 3.7% of our revenues come from international operations. For more information on our international operations, see “4.B.30.01-02.10 International operations”.

As of December 31, 2024, according to the sources cited in parentheses below, we were:

•	one of the leading banks in terms of savings deposits, with R$132.5 billion, accounting for 12.5% of Brazil’s total savings deposits (according to Central Bank of Brazil data from September 2024);
•	one of the leaders in BNDES onlendings, with R$11.4 billion in disbursements (BNDES);
•	one of the leaders in automobile financing loans, with a market share of 10.7% (according to the Central Bank of Brazil);
•	the leading bank in payments of benefits to the National Institute of Social Security (INSS) retirees and beneficiaries, with over 11.1 million payments made, accounting for 27.2% of the total number of payments made according to INSS;
•	leader in leasing transactions in Brazil, with an outstanding amount of R$6.2 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (according to ABEL);
•	one of Brazil’s largest private fund and investment managers, through our department Bradesco Asset, with R$855.4 billion in assets under management (according to ANBIMA), including managed portfolios;
60 – Form 20-F 2024 | Bradesco

•	one of the leaders in asset management, with R$1.2 trillion in assets, of which R$552.7 billion are managed through our subsidiary BEM DTVM (according to ANBIMA);
•	the leader by number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,545,627 quotas across three segments: (i) automobiles and motorcycles, with 1,134,568 quotas; (ii) real estate, with 267,090 quotas; and (iii) trucks, with 143,969 quotas (according to the Central Bank of Brazil); and
•	the largest company in the Brazilian insurance market, operating in all lines of this segment, with a 22.9% market share (according to SUSEP/ANS) through us, Grupo Bradesco Seguros, and our subsidiaries, in the segments of Insurance, Open Pension and Capitalization, through the following companies: Bradesco Seguros S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Vida e Previdência S.A., Bradesco Capitalização S.A, Bradesco Saúde, Bradesco Argentina de Seguros S.A., Mediservice, Bradesco Saúde Operadora de Planos S.A. and Odontoprev S.A. The total revenues of Grupo Bradesco Seguros amounted to R$121.1 billion in insurance premiums, pension plan contributions and capitalization bond income in 2024.

4.B.30.01 Banking

In our banking segment, we offer a range of products and services to our clients including deposit-taking, granting of loans and advance payments, debit and credit card services and custody, through our extensive distribution network.

We have a diverse client base that includes individuals and small, medium-sized and large enterprises in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian markets, including middle- and low-income individuals.

The following table shows the income statement and other selected financial data for our banking segment for the periods indicated.

As of and for the year ended December 31,	Banking - R$ in thousands
	2024	2023	2022

Revenue from financial intermediation	169,745,125	164,122,043	151,198,428
Expenses from financial intermediation	(98,810,413)	(97,495,630)	(81,330,918)
Financial margin	70,934,712	66,626,413	69,867,510
Expected Credit Loss Associated with Credit Risk expense	(33,123,621)	(37,110,675)	(31,525,873)
Gross income from financial intermediation	37,811,091	29,515,738	38,341,637
Fee and commission income and income from banking fees	36,213,830	34,269,254	33,802,362
Personnel expenses	(23,027,137)	(21,256,640)	(20,321,773)
Other administrative expenses	(21,498,490)	(20,866,134)	(20,949,621)
Tax expenses	(6,313,204)	(6,582,213)	(6,880,656)
Share of profit (loss) of associates and jointly controlled companies	121,511	151,414	107,424
IR/CSI and Other income/expenses	(13,425,161)	(9,198,676)	(10,144,532)
Net income	9,882,440	6,032,743	13,954,841
Total assets	1,811,529,557	1,661,529,233	1,571,006,747
Loans	720,239,586	629,686,699	656,866,564
Deposits from customers	644,338,463	621,934,680	590,682,206
Other funding sources (1)	677,254,581	618,726,895	556,446,698
Investment Funds and Managed Portfolios(2)	1,268,106,118	1,192,511,407	1,102,155,592

(1) Includes deposits from banks (demand and interbank deposits, Securities sold under agreements to repurchase, borrowing and on-lending obligations), funds from acceptances and issuance of securities and subordinated debt. For more information about our funding sources, see “Item 5.B.20 Liquidity and funding”.

(2) Total net asset value of the funds and portfolios for which we are the fund administrator.

61 – Form 20-F 2024 | Bradesco

4.B.30.01-01 Clients

We aim to assist the largest number of people, thus fulfilling our mission of democratizing access to banking products and services, in addition to encouraging financial inclusion, social mobility and entrepreneurship. As of December 31, 2024, our client base was composed of 73.2 million clients.

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

Companies

➢  Bradesco Corporate

Bradesco Corporate is responsible for serving business groups and is focused on both large and medium-sized enterprises. Based on a value proposition of physical proximity and fostering client relationships, its offices are located in the main financial centers on the national and international scene, offering customized services and a highly skilled team to fulfill clients’ needs through a wide portfolio of products, structured solutions and financial services.

To provide these solutions, it is important to strengthen the relationship with clients and to deliver a robust value proposition. Bradesco Corporate is segmented according to sector, market, size and nature of its client companies, among other criteria, and consists of the following areas:

•	Corporate: Client segment aimed mainly at the middle market, with specialized service. Clients with an annual turnover of between R$ 50 million and R$ 1 billion;
•	Large Corporate: Offers a specialized service structure for large companies, with customized operations by market sector. Clients with an annual turnover of between R$1 billion and R$5 billion;
•	Ultra Corporate: With a highly qualified team, and a sector-based approach, this segment offers customized consultancy to large corporations on a national and global basis. Clients with annual turnover of R$5 billion or more;
62 – Form 20-F 2024 | Bradesco

•	Global Corporate: our Global Corporate business unit is targeted at global companies with Brazilian subsidiaries, with customer service offices in Brazil and subsidiaries in Hong Kong, Luxembourg and New York. It provides a differentiated service, with specialized professionals, financial solutions and services for a better operation in the country; and
•	Corporate Agribusiness: Responsible for serving Individual and Corporate clients, mainly with activities focused on Agribusiness. We strive for excellence in client management, ideas and solutions to establish long-lasting bonds of trust, balancing technological and economic advances with environmental care.

➢	Bradesco Institutional

Bradesco Institutional centralizes relationships with asset managers, investment funds, pension foundations, pension funds, brokers, securities distributors and the investment arm of insurance companies. In addition, it promotes synergy with across several products and services of the Group, such as Investment Banking, Global Markets, Treasury, Custody and Financial Services, Exchange, and Credit, among others.

➢	Bradesco Empresas e Negócios and Individual Microentrepreneur (MEI)

Bradesco Empresas e Negócios is a client segment prepared to meet the needs of micro, small and medium-sized enterprises, with revenues of up to R$50 million per annum through its offices strategically positioned throughout Brazil.

Bradesco Empresas e Negócios offers business management solutions and includes specialized professionals who assist companies. The service is available through our Retail Branch Network or Bradesco Empresas e Negócios Branches and our Companies Digital Platform or MEI Digital Branch.

Our solutions, including loans, financing, investments and business specialist in activities related to foreign trade, foreign exchange and cash management, consortia and insurance, aim to satisfy our clients and support their growth.

The client subsegments MEI, Business, and Companies serve the profiles of companies with revenues up to R$50 million, from the initial steps to the consolidation of large businesses, as follows:

•	MEI: It has an exclusive branch to serve micro-entrepreneurs, with 100% digital and humanized services, trained professionals, who understand such customers’ needs and challenges, providing personalized service, offering credit solutions, receipts and day-to-day banking operations;
•	Business: Aimed at small and medium-sized companies with a turnover of up to R$3 million, with a wide service network distributed throughout the country. Bradesco Negócios offers many of the banking solutions that companies need, such as credit lines, financing, payment services, investments and, above all, service from managers; and
•	Companies: The Companies client segment is aimed at medium-sized companies with a turnover of up to R$50 million. It has 150 exclusive branches, with teams of highly qualified corporate managers and specialists in credit, cash management and investments, who are able to offer tailored services to each client. Bradesco Empresas is dedicated to creating tailored solutions, actively engaging with companies to understand their core business and delivering the best strategies to enhance and maximize their clients’ results.
63 – Form 20-F 2024 | Bradesco

Individuals

➢	Bradesco Global Private Bank

Bradesco Global Private Bank offers exclusive, personalized service and works side-by-side with clients to preserve and manage family wealth and provide support for future generations.

Bradesco Global Private Bank designs innovative solutions to meet clients’ individual objectives and needs, and has a complete Wealth Management structure, which involves liquid and illiquid assets and investment structures for the perpetuation of wealth.

Bradesco Global Private Bank clients have access to, what we believe is, a differentiated portfolio of local and international investments, and access to a multidisciplinary team of specialists, in addition to all of our business solutions including, among others, Banco de Investimentos BBI, Bradesco Asset , Ágora Corretora, Insurance and Pension Funds.

Bradesco Global Private Bank has exclusive service in Miami through Bradesco Bank and in Luxembourg through Banco Bradesco Europa S.A.

In Brazil, there are 13 offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring presence in the local and international market for our clients.

➢	Bradesco Principal

Bradesco Principal is the client segment dedicated to high-income individuals, launched in 2024 and to be rolled out across Brazil. Designed to deepen client relationships, it offers a value proposition built on solid pillars:

•	Dedicated Customer Service: With a Relationship Manager who acts as a financial concierge, Bradesco Principal connects clients to tailored banking solutions. Service is available during extended hours, from 9 a.m. to 7 p.m., in reformulated offices to provide differentiated financial advice and exclusive events.
•	Customized Investments: An Investment Advisor offers the best opportunities, aligned with each clients’ financial profile and life stage, combining our proprietary funds with the open investment plaftform of Ágora Corretora e Previdência (Broker and Pension). The Wealth Planning structure supports asset management for clients with values above R$5 million.
•	Exclusive Products: It offers a portfolio of exclusive products, such as the Bradesco Principal credit card, which provides access to VIP rooms with free advanced reservation and fast pass.
•	International Account: It offers a full-service American checking account with debit and credit card, investment opportunities and real estate financing in the United States.
•	Benefits Program: It includes digital protection insurance at no cost for 12 months from the date of contracting, discounts on purchases and travel, exemption of toll tags, up to 15 days interest-free in the overdraft, and extended service to the family group, among others.

Bradesco Principal was created from the expectations and needs of our clients, aiming to build long-term relationships through personalized journeys and sophisticated experiences. Currently available in São Paulo, Campinas and Rio de Janeiro, our expansion plan foresees the presence in more than 35 cities by the end of 2025.

➢	Bradesco Prime

Operating across Brazil, Bradesco Prime is focused on quality of service and the provision of appropriate solutions for its users through its well-trained teams that add value to shareholders, within ethical and professional standards. Besides a broad network, it has exclusive platforms to serve digital clients.

64 – Form 20-F 2024 | Bradesco

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

Throughout its existence, the Bradesco Prime has invested in technology, the improvement of relationships and the training of its professionals, which has resulted in it holding a prominent position in the Brazilian market of banking services for high-income clients and has consolidated its position as one of the largest banks in the client segment.

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

Our clients are constantly evolving, so we offer exclusive services to make their life easier. Our relationship managers are prepared and willing to enhance your experiences, understand your situation, and connect you to the best solutions.

We offer various alternatives for clients to carry out their projects, organize their financial lives, protect their loved ones and assets, or even investment advisory services, with direct scheduling through the app.

Additionally, our clients decide the best way to be served. We have service options that aim to provide convenience, such as the Bradesco App, Internet Banking, and BIA (Bradesco Artificial Intelligence) via WhatsApp.

➢  Bradesco Classic

Bradesco Classic is centered upon financial inclusion and is directed at our individual clients. Clients in this segment will have an easy access bank, a wide range of products and services, and numerous solutions that ensure ease and security in their daily lives, such as the Bradesco App, which makes going to the bank much more practical and safer.

65 – Form 20-F 2024 | Bradesco

➢	Non-Account Holders

In 2018, the Non-Account Holders area was created to strengthen the relationship with individual and corporate clients who purchased at least one of our products, except for checking accounts. By identifying the client’s profile and portfolio combination, we seek to provide financial products with personalized offerings through both physical and digital channels.

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

As of December 31, 2024, we had 38.2 million account holders (clients who have a deposit account which is available for use), including 36.4 million individuals and 1.8 million companies. As of the same date, we had 66.6 million savings accounts.

66 – Form 20-F 2024 | Bradesco

4.B.30.01-02.02 Loans and advances to customers

The following table shows loans and advances to customers, net of provision for expected credit losses broken down by product type on the dates indicated:

As of December 31,	% of total portfolio	R$ in thousands
	2024	2024	2023	2022
Companies	44.0%	316,936,343	269,421,350	299,255,027
Financing and On-lending	18.4%	132,471,486	104,729,799	111,607,610
Financing and export	5.7%	40,904,095	28,957,241	37,587,540
Housing loans	4.3%	30,655,876	24,534,805	20,625,289
Onlending BNDES/Finame	2.8%	20,475,116	17,515,937	16,379,953
Vehicle loans	3.0%	21,934,635	22,316,453	23,242,661
Import	1.7%	12,505,529	7,183,123	10,391,807
Leases	0.8%	5,996,235	4,222,240	3,380,360
Borrowings	23.6%	169,958,833	151,245,208	172,913,176
Working capital	13.9%	100,012,698	82,843,536	98,963,672
Rural loans	1.6%	11,811,476	12,807,395	7,619,561
Other	8.1%	58,134,659	55,594,277	66,329,943
Limit operations (1)	2.0%	14,506,024	13,446,343	14,734,241
Credit card	1.2%	8,634,617	8,003,405	7,576,681
Overdraft for corporates/Individuals	0.8%	5,871,407	5,442,938	7,157,560
Individuals	56.0%	403,303,243	360,265,349	357,611,537
Financing and On-lending	20.1%	144,876,576	127,765,221	125,994,550
Housing loans	14.2%	102,627,589	89,315,143	84,617,176
Vehicle loans	4.9%	34,962,102	31,408,501	34,012,500
Onlending BNDES/Finame	1.0%	6,927,661	6,866,782	7,213,697
Other	0.0%	359,224	174,795	151,177
Borrowings	24.6%	177,325,731	155,605,725	156,052,453
Payroll-deductible loans	13.5%	97,581,541	90,960,703	89,761,029
Personal credit	6.0%	43,261,588	31,309,283	35,097,910
Rural loans	2.2%	15,530,021	12,534,155	12,367,701
Other	2.9%	20,952,581	20,801,584	18,825,813
Limit operations (1)	11.3%	81,100,936	76,894,403	75,564,534
Credit card	10.5%	75,629,524	71,926,643	69,954,999
Overdraft for corporates/Individuals	0.8%	5,471,412	4,967,760	5,609,535
Total portfolio	100.0%	720,239,586	629,686,699	656,866,564
Expected credit loss		(47,857,481)	(50,184,880)	(54,447,957)
Total of net loans and advances to customers		672,382,105	579,501,819	602,418,607

(1) Refers to outstanding operations with pre-established limits linked to checking accounts and credit cards, which limits are automatically restored as the amounts used are paid.

The following table presents the proportion of our outstanding loans and advances represented by each borrower or group of borrowers on the dates indicated:

As of December 31,	2024	2023	2022
Borrower
Largest borrower	0.7%	1.1%	0.9%
10 largest borrowers	4.4%	5.0%	6.4%
20 largest borrowers	7.0%	7.7%	9.4%
50 largest borrowers	10.9%	11.4%	13.5%
100 largest borrowers	14.0%	14.4%	16.6%
67 – Form 20-F 2024 | Bradesco

➢  Financing and Onlending

•	Financing for export and import

Our Brazilian foreign-trade-related business consists of providing financial services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing an export forex operation in exchange for future receipt of foreign currency on the contract due date. Export financing can be carried out in the pre- or post-shipment/execution stages, and are referred to as an Advance on Exchange Operations, or AOCs, when the resources received are used in the manufacture of the goods or execution of services to be exported, or as a way of anticipation of sales made on deferred goods or services already shipped or executed.

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as NCEs and CCEs), and Export Financing Program with rate equalization – PROEX.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relationships with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 806 correspondent banks abroad, 81 of which offered credit/guarantee lines as of December 31, 2024.

•	Real Estate Financing

Real Estate Financing are provided for: (i) the acquisition of residential and commercial real estate, and plots of land; and (ii) the construction of residential and commercial developments. As of December 31, 2024, we had 361 thousand financing contracts.

Loans for the acquisition of residential real estate have a maximum term of up to 35 years and annual interest rates of 10.49% to 11.69% p.a. and are indexed to TR, or annual interest rates of 4.49% p.a. and are indexed to the savings account remuneration. Commercial real estate financings have a maximum term of up to twenty years and annual interest rates up to 12.20% p.a. and are indexed to TR.

Loans for construction, also known as the Businessman Plan, has a construction term of up to 36 months plus a grace period for transfers to borrowers, which varies between 6 and 12 months. The interest rates of these loans are priced individually at the time of contracting and are indexed to TR or savings rates.

Central Bank of Brazil regulations require us to grant at least 65.0% of the balance of savings accounts as real estate financing. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

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

In 2024, we disbursed R$11.4 billion, 63.8% of which were onlent to micro, small and medium-sized enterprises.

68 – Form 20-F 2024 | Bradesco

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

Our vehicle loans portfolio grew in 2024 due to the changes made to our approval policies, economic recovery and improvements in procurement processes, maintaining its position among the main portfolios in the Brazilian markets.

•	Leasing

As of December 31, 2024, we had 4,506 active leasing agreements. According to ABEL, our leasing company is the sector leader, with a 33.5% market share in Brazil, based on the market portfolio of leases of R$18.6 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 6.0% of our transactions were for aircraft.

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing.

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

The average term of these loans is 61 months and interest rates range from 1.6% to 3.1% p.m., as of December 31, 2024.

•	Rural loans

The provision of loans and financing to the agribusiness sector is made available from the following resources:

➢	The demand deposit, due to the requirement by the Central Bank of Brazil for the investment of 30% of the Value Subject to Collection (VSR), which is called Obligatory Resources (RO), in the agribusiness sector, and which has interest rates from 2.0% p.a. to 12.0% p.a. as per the rule of investment of the Manual of Rural Credit (MCR);
➢	Free, coming from the Bank’s Treasury for operations; and
➢	BNDES onlending and use of own resources equalized by the national treasury, which only covers the difference between our funding cost plus the spread in relation to the rural product rate (subsidized rate), through lines directed to the Agribusiness sector, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 15 years.

The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually tied to the disposal/mortgage of property and machines, the latter valid for the financing of goods in addition to agricultural or livestock lien.

69 – Form 20-F 2024 | Bradesco

➢  Operations with limits

•	Credit card

We offer a comprehensive range of credit cards to our clients including Elo, American Express, Visa, MasterCard and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

➢	exchange fees on purchases carried out in commercial establishments;
➢	annual fees;
➢	interest on credit card balances;
➢	interest and fees on cash withdrawals through Automated Teller Machine (ATMs); and
➢	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

➢	credit cards for different audiences for purchases and withdrawals in Brazil and abroad;
➢	credit cards directed toward high-net-worth clients, such as “The Centurion Card Bradesco”, “The Platinum Card”, “Visa Infinite”, “Mastercard Black”, “Elo Nanquim”, “Elo Diners” and “Visa Aeternum” from Elo, Visa, American Express and MasterCard brands;
➢	cards destined for corporate clients, geared toward business expenses and control of expenditure;
➢	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
➢	co-branded credit cards, which we offer through partnerships with companies; and
➢	private label credit cards, which we only offer to clients of certain retailers, designed to increase business and build client loyalty for the corresponding retailer. These cards may or may not have a restriction on making purchases elsewhere, among other restrictions.

We hold 50.01% of the shares of Elopar, an investment holding company with shares in Alelo (benefit and prepaid cards), Livelo (coalition loyalty program) and Elo Serviços (a card brand). We have joint control of Cielo S.A. (payment solutions) and have increased our stake, resulting in a total ownership stake of 50.72%, with 30.61% direct ownership and 20.11% indirect ownership through Elopar group companies (as of December 31, 2023, the total ownership stake was 31.41%, with direct ownership at 30.06%).

We also have a card business unit abroad, Bradescard Mexico, operating exclusivity in leading retail chains in Mexico.

We have several partners to whom we have offered co-branded/hybrid and private label credit cards. This has allowed us to deepen our relationships with our clients and offer banking and insurance products to our credit card clients, such as financing and insurance.

The following table shows our volume of transactions and the total number of transactions by credit cards for the years indicated:

	In millions
	2024	2023	2022
Transaction Volume - R$	333,497.8	318,360.4	298,107.5
Number of transactions	2,568.2	2,536.3	2,497.3

70 – Form 20-F 2024 | Bradesco

•	Overdraft

The overdraft is a revolving credit facility available for use with the checking account, which allows greater availability of financial resources in the case of withdrawals, transfers, honoring of payments and other debits, where the client’s own resources are not sufficient.

•	Conta garantida (guaranteed account)

Conta garantida is a revolving credit facility for legal entities and individuals to meet short-term needs. The limit of the conta garantida allows for the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

➢  Credit policy

Our credit policy is focused on:

•	ensuring the efficient management of lending and credit maintenance and ensuring the profitability and strong growth of our assets;
•	ensuring a maximum level of commitment and/or exposure, based upon the nature of the client, individual or legal entity, and of the business; and
•	minimizing risks inherent in loan operations.

Our credit policy defines criteria for assigning limits and concessions and maintenance of credits. In accordance with the rules set out in our internal policy, credit approvals are decided by our credit department, committees, CEO and by the Board of Directors (BD).

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

We review the credit limits of our clients every 180 days. However, in general, the review process takes place every 90 days. For wholesale customers, the term can reach up to 1 year.

Our maximum exposure per client (e.g., individuals, legal entities or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 9.5% of our Reference Equity.

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below or with limits defined by the credit exception rules which are required to be submitted for our Board of Directors' approval.

The table below refers to the maximum percentages of exposure on Level 1 Reference Equity of the Bank by Client Rating in the Wholesale and Retail segment. The table below shows the maximum exposure we have to the wholesale and retail clients based on their rating as a percentage of our Tier 1 Capital as of the date of this annual report.

71 – Form 20-F 2024 | Bradesco

Wholesale Client Rating	Retail Client Rating	As a % of Tier I Capital
AA1	AA1	9.5
AA2	AA2	9.0
AA3	AA3	8.6
AA4	AA4	7.6
A1	A1	6.7
A2	A2	5.7
A3	A3	4.8
A4	A4	3.8
B1	B1	2.7
B2	B2	2.3
B3	B3	1.8
B4	B4	0.9
C1	C1	0.7
C2	C2	0.5
C3	C3	0.4
C4	C4	0.4
D1	D	Report to the Board of Directors
D2		Report to the Board of Directors
D3		Report to the Board of Directors

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

With these tools, we believe our branches can respond quickly to clients, keep costs low, and control the risks inherent in credit process in the Brazilian markets.

The following table shows approval limits established for loan analysis:

Total Risk Amount	R$ in thousands

Decision-making authority
Senior Superintendent	up to 60,000
Credit officer	up to 200,000
Executive Credit Committee	up to 500,000
Plenary Credit Committee	Starting from 500,000
Board of Directors	Proposals with specificities defined by the Credit strategy

In order to serve our clients’ needs as quickly as possible and securely, the Credit Department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

72 – Form 20-F 2024 | Bradesco

➢	in the “Classic”, “Exclusive”, “Prime”, “Principal” and “Global Private Bank – Individuals” client segments, we consider the individual’s reputation, credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), bank indebtedness and history of their relationship with us, compliance with payment dates and rates in loans and advances, as well as the guarantees involved;
➢	in the “Companies and Business” segment, in addition to the points mentioned above, we focus on the owners of the relevant company, as well as considering the length of time in business and monthly revenues;
➢	in the “Corporate”, “Large Corporate”, “Ultra Corporate”, “Global Corporate” and “Corporate Agribusiness” client segments, we consider management capability, the Company/Group’s positioning in the market, its size, its economic development, cash flow capability, and business perspectives. Our analysis includes the applicant, its parent company/subsidiaries, and the type of business; and
➢	our analysis also extends to socio-environmental risks for projects that require clients to show compliance with socio-environmental regulations and the Equator Principles, consisting of socio-environmental criteria as conditions for loans, which were introduced in 2002 by the International Finance Corporation (IFC), the World Bank’s financial arm.

•	Collection and Loan Recovery

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

Our clients have the flexibility to perform Pix transactions through Mobile banking and Internet banking, including Pix options with loans. In addition, they can rely on BIA (Bradesco Artificial Intelligence) via WhatsApp to carry out their transactions. In the year ended December 31, 2024, we recorded more than 7.3 billion transactions via Pix.

➢	Solutions for receipts and payments – In the year ended December 31, 2024, we settled 1.0 billion invoices through the services of Cobrança Bradesco and 448.9 million receipts pertaining to tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 831.8 million documents related to payments to suppliers, salaries and taxes.
73 – Form 20-F 2024 | Bradesco

➢	Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies conducting business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies. In addition, the Global Cash Management area centralizes the receipt of all Formal Requests for Proposals (RFPs) of corporate clients, coordinating together with the other departments of the bank the drafting of technical and commercial proposals to send to the clients, as well as the centralization of public authority bids for cash management services.
➢	Niche Markets – We operate in various niche markets, such as franchises, condominiums, education and notary offices, among others, where our clients have the support of a specialized team with the mission of structuring customized solutions that add value to their business.

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

Another important feature in this area is the support we provide to Local Productive Arrangements (APLs), by providing services to businesses and assisting these clients. Participating in an APL strengthens companies, because together they can form a collaborative and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, there are 397 APLs throughout the country, located in 1,460 municipalities.

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

Our commercial relationships with such public authorities are conducted by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities based on GDP, and 30 Platforms providing services to the City Halls and other Authorities.

In 2024, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.1 million retirees and pensioners.

74 – Form 20-F 2024 | Bradesco

4.B.30.01-02.05 Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

Bradesco Asset also conducts management of third-party resources, being responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds;
•	FIDCs (Receivable Funds);
•	FIIs (Real Estate Investment Funds);
•	ETFs (Exchange Traded Funds); and
•	FIPs (Private Equity Investment Funds).

➢	Management of funds and portfolios – As of December 31, 2024, Bradesco Asset managed 1,787 funds and 458 portfolios, providing services to 3.5 million investors. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among other types.

On March 11, 2024, we approved the merger between us and Bradesco Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Bradesco Asset) in accordance with Article 227 of Law No. 6,404/76. This merger is part of our corporate reorganization intended to optimize our organizational structure, with us assuming the managing securities portfolio activities role as resource manager, succeeding Bradesco Asset in all its rights and obligations. The merger was completed on July 31, 2024.

The following tables show the equity of funds and managed portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment As of December 31,	R$ in thousands (1)
	2024	2023
Investment Funds
Fixed income	722,686,033	596,286,948
Equities	14,071,893	15,752,376
Multimarket	44,397,812	47,178,710
Total	781,155,739	659,218,034
Managed Portfolios
Fixed income	68,595,389	83,686,990
Equities	5,632,104	2,268,119
Total	74,227,493	85,955,109
Total	855,383,232	745,173,143

(1) Source: ANBIMA. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2024		2023
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,787	3,484,566	1,785	3,230,047
Managed Portfolios	458	799	447	811
Total	2,245	3,485,365	2,232	3,230,858

75 – Form 20-F 2024 | Bradesco

➢	Administration of third-party funds – On December 31, 2024, we provided administration services to 4,386 funds, 481 portfolios and 47 investment clubs, providing services to 3.9 million investors.

The following tables show the equity of, the number of, and the number of quotaholders in the funds, investment clubs and managed portfolios under our administration at each date shown.

Equity under Management by Type of Investment As of December 31,	R$ in thousands (1)
	2024	2023
Investment Funds
Fixed income	1,031,054,525	904,971,367
Equities	35,057,281	52,883,007
Third party share funds	122,365,832	143,513,860
Total	1,188,477,639	1,101,368,234
Investment Clubs and Managed Portfolios
Fixed income	68,595,389	75,616,502
Equities	5,632,104	10,338,606
Third party share funds	5,400,987	5,188,065
Total	79,628,479	91,143,173
Total	1,268,106,118	1,192,511,407

(1) Amounts shown are funds of third parties and are estimated by us based on the records we keep as administrator of the funds, investment clubs and managed portfolios. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2024		2023
	Number	Quotaholders	Number	Quotaholders
Investment Funds	4,386	3,941,575	4,531	3,364,006
Managed Portfolios	481	-	481	-
Investment Clubs	47	318	48	330
Total	4,914	3,941,893	5,060	3,364,336

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

In 2024, Bradesco BBI won three major awards:

➢	Best Investment Bank in Brazil, Latin America (Infrastructure) and Global (Energy, Industry and Chemical sectors) by Global Finance;
➢	Best Bank in Transition Financial Operations with Sustainability Goals by Global Finance; and
➢	Best Deals of the Year by Latin Finance.

Bradesco BBI advised its clients in multiple operations in all investment banking products, including:

➢	Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate purchase and sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2024, Bradesco BBI advised 25 transactions totaling around R$37 billion.
➢	Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2024, Bradesco BBI coordinated 6 operations totaling around R$22 billion.
➢	Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2024, Bradesco BBI coordinated a total of R$479 billion in the capital market and a total of 447 transactions. In Fixed Income, we highlight:
•	Operations in the Local Market – Bradesco BBI ended the year having coordinated 238 transactions in the local fixed income market, involving a total amount of approximately R$217 billion;
76 – Form 20-F 2024 | Bradesco

•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2024, Bradesco BBI advised 146 structured operations for different clients, totaling around R$74 billion;
•	Structured operations – Bradesco BBI structures customized financial solutions for its clients based on their needs, by offering a number of funding tools to companies. Such tools include: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2024, Bradesco BBI advised 34 structured operations for different clients, with a total amount of more than R$43.9 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinating 29 transactions, totaling around R$181.6 billion.

4.B.30.01-02.07 Investment Advisory

We offer to our clients an exclusive investment advisory services, remotely and in person, contemplating the products of Bradesco Asset, Ágora Investimentos, Treasury and the entire Bradesco Previdência portfolio. We strive to always consider the moment of life, the objectives and the profile of the client in relation to their risk tolerance. The client also benefits from the recommended portfolios, combining a diversity of financial products, elaborated monthly based on their profile and perspectives of the national and international markets. In addition to having the service of the managers of the branch network, we have a team of investment specialists, who are available to our clients through telephone, online chat in the Bradesco App or in the Internet Banking.

4.B.30.01-02.08 Intermediation and trading services

➢  Ágora Investimentos

Ágora, our official brokerage, is a complete ecosystem of financial solutions for investors in the retail and Institutional segments.

In the retail vertical, its complete and open platform serves both our checking account holders and non-account holders. With a broad portfolio of products – there are more than 1,700 alternatives – from more than 130 market institutions, its Individual clients access opportunities in fixed income, variable income, investment funds, shares, public offerings and private pension.

To support decision-making, Ágora’s clients have expert advice and expertise from Ágora Insights, with economic analysis and recommendations for more than 160 listed companies – content available in different formats, such as reports, live streams and podcasts, at no additional cost. Also, reinforcing its commitment to the democratization of access to financial education to clients and non-clients, it offers more than 120 courses, whereby more than 50 are totally free, through the Ágora Academy, its educational platform developed in partnership with major business schools in the country, such as the FIA - Fundação Instituto de Administração, and UNIBRAD, among others.

As of December 31, 2024 it reached 1.2 million clients and surpassed the R$107.4 billion mark in assets under custody.

On the Institutional side, it offers a complete investment analysis service, covering the main sectors and companies in the Latin American market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary markets, and negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

The team dedicated to the Institutional segment is composed of industry experts, economists and fixed income analysts. Through it, more than 390 reports are made available monthly, in Portuguese and English, to investors around the world, including some domiciled in Brazil, the United States, Europe and Asia.

77 – Form 20-F 2024 | Bradesco

In the year ended December 31, 2024, they traded R$661.4 billion through B3, occupying the fifth place in the trading ranking of B3 itself.

Ágora Investimentos continues to adhere to the Operational Qualification Program (PQO), ensuring its relevant role in the development of the Brazilian capital market.

4.B.30.01-02.09 Custody and Financial Services

In the year ended December 31, 2024, we were one of the main service providers for the local and international capital market, with a prominent position for the leadership in qualified custody of securities in the domestic and global market according to ANBIMA. We also won an award by Revista Global Finance (magazine) for the second consecutive year of the best sub-custodian bank in Latin America for non-resident investors.

Among the main services we offer are: fiduciary administration for investment funds, qualified custody of securities for funds, clubs and investment portfolios, representation and custody for non-resident investors, custody of shares for the guarantee of depositary receipts; asset and liability controllers for investment funds and investment clubs; asset bookkeeping (shares, Brazilian Depositary Receipts (BDRs), quotas of investment funds, certificates of real estate receivables (CRIs), certificates of agribusiness receivables (CRAs) and debentures); registering bank for loan of shares, liquidating bank, escrow account-trustee, qualified agent for guarantees in the energy market in the scope of the electric energy trade council (CCEE) and clearing agent.

Bradesco Custódia e Serviços Financeiros has Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which includes the issuance of the Control Assurance report in a Service Provider Organization that guarantees the high standard of quality and security in the services provided.

As of December 31, 2024, the set of services provided was composed of:

➢  Custody and controllership services for investment funds and managed portfolios involving:

•	R$2.4 trillion in assets under custody;
•	R$3.9 trillion in assets under controllership; and
•	R$217.3 billion in market value, related to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

➢  Fiduciary management for funds, investment clubs and managed portfolios involving:

•	R$1.2 trillion total shareholders’ equity of investment funds under fiduciary management by us in funds and investment clubs.

➢  Securities bookkeeping:

•	189 companies with shares issued with a market value of R$3.2 trillion, covering 10 million shareholders;
•	392 companies with 619 debentures issued, with a market value of R$765.3 billion, covering 699 thousand debentures;
•	478 investment funds with a market value of R$78.4 billion, covering 114 thousand quota holders;
•	43 BDR Programs, with a market value of R$8.4 trillion, covering 709 thousand investors;
•	10 companies with 404 series issued in CRIs, with a market value of R$25.5 billion, covering 113 thousand investors;
•	3 companies with 63 series issued in CRAs, with a market value of R$21.6 billion, covering 229 thousand investors; and
78 – Form 20-F 2024 | Bradesco

•	86 companies with 86 credit notes issued, with a market value of R$16.2 billion, covering 602 investors.

➢  Depositary (Escrow Account – Trustee):

•	33,729 guarantee agreements in linked accounts, with a financial volume in guarantee of R$16.9 billion.

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

The table below shows our units abroad. As of December 31, 2024, we had 2 Branches, 9 Subsidiaries and 2 Representative Offices.

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

Our International and Foreign Exchange Area in Brazil and abroad coordinates our international transactions, through a team of experts in foreign exchange and foreign trade business, providing technical support to our clients and to the Wholesale and Retail segments, for exchange products, Trade Finance (financing for export and import), financial transfers and Direct External Loans. We also have a team specialized in structured operations (syndicated loans, club deals, risk participations, bridge facilities, among others) and international guarantees, in addition to Digital Exchange, a team dedicated to customer service that use our digital channels (Net Empresa, mobile and internet banking) to contract foreign exchange operations.

➢  Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, amounted to R$54.0 billion, as of December 31, 2024, denominated in currencies other than the real.

79 – Form 20-F 2024 | Bradesco

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$1.5 billion during in the year ended December 31, 2024, and funding transactions, amounting to US$6.4 billion, as additional sources of funding.

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

➢  Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2024		2023		2022
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
In Brazil	231,157,674	96.3%	232,103,211	97.4%	223,183,162	98.0%
Overseas	8,912,530	3.7%	6,312,026	2.6%	4,554,143	2.0%
Total	240,070,204	100.0%	238,415,237	100.0%	227,737,305	100.0%

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

80 – Form 20-F 2024 | Bradesco

We believe Bradesco Bank is positioned to meet the demands of Brazilian and other Latin American clients who wish to diversify their assets in the global market, by offering investment, banking and financing solutions.

➢  Import and Export Financing

See information in “Financing and Onlending Operations – Import and Export Financing”, item “4.B.30.01-02.02 Loans and advances to customers”.

➢  Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients;
•	working capital abroad;
•	web and mobile exchange operations;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	non-resident checking account in Brazil in domestic currency;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	global accounts in American dollars (individuals);
•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

4.B.30.01-02.11 Consortia

In Brazil, persons or companies that wish to purchase certain goods may set up a group known as a consortium. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia groups that are formed for the purchase of real estate, vehicles, motorcycles, trucks and other assets have a fixed term and quota, both previously determined by its members, and are run by an administrator.

Bradesco Consórcios manages groups of consortia and, as of December 31, 2024, registered a total of 1,545,627 outstanding quotas; book net income of R$2.0 billion; fee and commission income from consortiums of R$2.7 billion; and accrued revenue of R$113.3 billion.

81 – Form 20-F 2024 | Bradesco

4.B.30.02 Insurance, pension plans and capitalization bonds activities

We offer insurance products, pension plans and capitalization bonds through several legal entities, referred to collectively as Grupo Bradesco Seguros.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated:

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2024	2023	2022

Income from insurance, pension plans and capitalization bonds (1)	18,797,441	16,849,884	14,512,131
Fee and commission income and income from banking fees	1,923,437	1,164,685	1,701,005
Personnel expenses	(2,451,779)	(2,651,786)	(2,377,250)
Other administrative expenses	(2,119,793)	(2,065,805)	(1,635,857)
Tax expenses	(1,391,406)	(1,436,686)	(1,188,335)
Share of profit (loss) of unconsolidated and jointly controlled companies	243,403	421,723	125,038
IR/CSI and Other income/expenses	(5,945,008)	(3,468,750)	(4,621,808)
Net income	9,056,295	8,813,265	6,514,924
Total assets	451,777,909	409,370,722	371,322,607
Technical provisions for insurance, pension plans and capitalization bonds	403,688,635	360,802,729	324,024,070

(1) Composed of gross income from financial intermediation and Other income from insurance, pension plans and capitalization bonds.

4.B.30.02-01 Insurance products and services, pension plans and capitalization bonds

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

➢  Life

4.B.30.02-01.01 Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2024, there were 25.3 million life insurance policyholders.

➢  Health

4.B.30.02-01.02 Health insurance

Health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium-sized enterprises or large companies wishing to provide benefits for their employees.

On December 31, 2024, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had approximately 3.8 million beneficiaries covered by company plans and individual/family plans. Around 168 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 44 of the 100 largest companies in the country.

As of December 31, 2024, it included 11,644 laboratories, 19,171 specialized clinics, 15,493 physicians and 2,184 hospitals located throughout the country.

82 – Form 20-F 2024 | Bradesco

➢  Non-life

4.B.30.02-01.03 Auto and property/casualty insurance

We provide car insurance with flexible options according to the client’s profile, through our subsidiary Bradesco Auto/RE.

We offer a range of insurance products, from leaner and more affordable product, such as the insurance Auto Light Referenced Network, to a comprehensive coverage such as Auto Lar, which protects both the vehicle and the residence.

There are also specialized products for motorcycle, truck, fleets and our account holders, with several differentials. For motorcycle, for example, we have cover for accessories, such as jacket, gloves and helmet. Additionally, we offer hospital medical expense coverage and funeral assistance amongst others.

Our coverage is comprehensive, it includes damage caused to the vehicle, passengers and to third parties, with several options of a supplemental agreement, as well as a Club of Advantages with discounts in establishments, and a complete Bradesco Seguros App to facilitate access to the (insurance-related) services. Payments are flexible, with the option to split into 12 interest-free payments on the Bradesco card, and an option to pay insurance with Livelo points, the largest reward platform in the country.

Retail property and casualty insurance includes protection for residential, condominiums, business and equipment risks, with personalized coverage according to the needs of each business or residence. We highlight “Lar Mais Seguro” and “Residencial Sob Medida” for individuals, and “Bradesco Seguro Equipamento” for individuals and companies, with complete coverage for several segments, such as agricultural, construction, medical, musical, electric-portable equipment and forestry. Our insurance business also offers comprehensive coverage for various segments, such as Office, Clinics and Surgeries, Construction, Teaching, Culture and Leisure, etc.

As of December 31, 2024, Bradesco Auto/RE had 1.5 million insured automobiles and 1.7 million property and casualty policies, making it one of Brazil’s main insurance companies.

4.B.30.02-01.04 Capitalization bonds

Bradesco Capitalização is a market leader among companies in the sector, with a market share of 21.9% in the year ended December 31, 2024 according from SUSEP. Our clients can purchase capitalization bonds with single or monthly payments starting at R$10 and compete for cash prizes of up to R$4.5 million (net premium).

In December 2024, we ended the year with 3.2 million active clients and 8.6 million traditional capitalization securities.

The traditional modality is the most representative of our operation, in which the client saves money and competes for prizes as a tool of financial discipline. At the end of the term of the plan, the client will receive 100% of the amounts paid in, plus interest based on the TR rate.

In order to diversify our portfolio, in 2024 we launched nine new products:

•	Max Garantia: the first guarantee instrument product, in which the business client uses it to guarantee loan operations, and also competes for draws of up to R$200 thousand;
•	Max Prêmios Páscoa (Easter Awards): seasonal product that was marketed from February 1, 2024 to March 28, 2024 and awarded 252 clients totaling more than R$900 thousand in prizes;
•	Super Pontos Max Férias (Holiday Points): the client invests, starting at R$15 thousand and can win more than R$400 thousand in prizes. Withdrawal and/or draw amount are able to purchase Livelo Points with exclusive conditions;
•	New Max Prêmios Instantâneo (Instant Awards): a one-time payment of R$15 grant the client an instant chance to win through a gamified draw experience, with immediate results. Additionally, they secure into the special draw on March 15, 2025, for a chance to win over R$2.5 million in prizes;
83 – Form 20-F 2024 | Bradesco

•	Max Prêmios 2000 and 3000: products with millionaire raffles of up to R$4.5 million and 21 monthly draws of up to R$300 thousand, with single payment starting at R$2 thousand, and valid for 24 months;
•	Max Prêmios Natal and Max Prêmios da Virada (Christmas Awards and New Year Awards): with only R$100 or R$200, clients could win more than R$1 million in prizes, in addition to the monthly draws; and
•	Expresso da Sorte (Lucky Express): product starting at R$2, which aims to popularize Capitalization and open new markets. The client can acquire it through the Bradesco Expresso network and has a chance to win more than 75 thousand instant prizes of up to R$60 thousand, besides the chance to win monthly prizes of up to R$50 thousand.

Maintaining the focus of Bradesco Capitalização on actions aimed at sustainability and constant search for the de-materialization and digitalization of its services, the possibility of checking statements and securities, as well as certificates, income statements for income tax and information regarding draws, such as results and lucky numbers were made available to non-account holders on the Bradesco Seguros App. Also in 2024, we offered more services through digital channels, such as the new Max Prêmios (Instant Awards) journey, the draw can be checked on the Bradesco App and the expansion of communications by the Bradesco, Bradesco Seguros and Internet Banking Apps bringing more transparency, information, agility, self-service and security. Currently, the number of Individual clients who purchase the product in digital channels or formalize operations through electronic signature represents 88% of the total.

➢  Pension Plans

4.B.30.02-01.05 Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our plans for individuals with higher contractual acceptance (in terms of contributions) are VGBL and PGBL and are not subject to income tax at source generated by the fund portfolio. The participants of these funds are taxed upon the redemption of quotas, and/or receipt of benefits.

As of December 31, 2024, Bradesco Vida e Previdência accounted for 23.2% of the pension plans in terms of contributions, according to SUSEP. As of December 31, 2024, Bradesco Vida e Previdência accounted for 22.1% of all pension plan assets under management: 21.1% of VGBL, 20.8% of PGBL and 43.8% of traditional pension plans, according to FENAPREVI.

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

As of December 31, 2024, we managed open pension plans covering 3.2 million participants, with a total balance of R$347 billion in collateral assets.

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

84 – Form 20-F 2024 | Bradesco

These plans can be contracted either individually or via business plans. Individual plans represent 53.3% and business plans 46.7% of the total number of participants in the year ended December 31, 2024. The business plans account for 13.7% and individual for 86.3% of the technical provisions in the year ended December 31, 2024.

The plans being commercialized allow for contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate clients that are in most cases negotiated and adapted to the specific needs of this type of client.

In summary, Bradesco Vida e Previdência earns revenues from:

•	pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

4.B.40 Distribution channels

4.B.40.01 Banking

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels - Units	2024	2023
Customer Service Points	82,914	83,147
- Service Network	6,003	7,388
Branches(1)	2,305	2,695
Retail + Prime	1,996	2,485
Companies & Business	150	67
Corporate	83	73
Digital Platform	76	70
Service Centers	2,501	3,351
Electronic Service Centers	469	522
Business Units	728	820
Retail + Prime	727	820
Principal	1	-
- Banco24Horas Network	17,931	17,967
- Bradesco Expresso (Correspondent Banks)	39,059	38,264
- Bradesco Financiamentos	19,908	19,514
- Branches, Subsidiaries and Representation Office, Abroad	13	14
ATMs	39,586	43,768
- Onsite Network - Bradesco	15,376	19,582
- Banco24Horas Network	24,210	24,186

(1) It considers the grouping of branches and in Central Bank of Brazil considers the counting per active CNPJ (Corporate Taxpayer’s ID).

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

The following table shows the distribution of sales of these products through our branches and outside our branches:

85 – Form 20-F 2024 | Bradesco

	% of total sales, per product
	2024	2023	2022
Insurance products
Sales through the branches	36.4%	33.9%	37.1%
Sales outside the branches	63.6%	66.1%	62.9%
Pension plans products
Sales through the branches	91.5%	89.2%	87.1%
Sales outside the branches	8.5%	10.8%	12.9%
Capitalization bonds
Sales through the branches	49.9%	63.8%	71.0%
Sales outside the branches	50.1%	36.2%	29.0%

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

As of December 31, 2024, the Bradesco Expresso network totaled 39,059 service points, with an average of 27.5 million monthly transactions or 1.2 million transactions per business day.

4.B.40.04 Digital Channels

We offer various products and services through our digital channels, including our Mobile App, Internet Banking, ATM, and Fone Fácil (contact center). They can be accessed from anywhere and at any time, providing convenience, practicality and security for clients. In in the year ended December 31, 2024 2024, digital channels represented 99% of the transactions performed at Bradesco, with Mobile and Internet Banking channels representing 95% of this total.

Below is a brief description of each digital channels:

➢	Mobile App – As of December 31, 2024 we had 27.8 million individual clients active on our Mobile App (individuals who carried out transactions in the last three months). Compared to December 2023, this number represents an increase of 1.9 million clients in the channel. We believe in the consolidation and continuous evolution of mobile app in the coming years.

We updated the mobile app in order to bring a fresh and functional look. Clients can now customize the distribution of services on the home page according to their preferences. In addition, shortcuts have been incorporated to facilitate quick access to various features, offering a broad and diverse set of solutions. Available in iOS and Android systems, clients can use this channel to make payments, Pix, transfers, to purchase loans, consortia, carry out foreign exchange operations and access non-financial benefits, among other services. They also gain the advantage of integration with the Ágora App, our investment platform. With this, clients receive tips, market news and expert reviews through the “single sign-on”.

86 – Form 20-F 2024 | Bradesco

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, Pix, DOC/TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The convenience of the App on the cell phone encompasses the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce besides Cielo solutions, such as the payment machine and payment link.

➢	BIA – The proximity to the client is increasingly relevant, as well as the customization of the service. In order to further improve the customer experience, we invest in research and technologies that also include pioneering solutions. This is the case of BIA, our artificial intelligence tool launched in 2016. Initially established for branch employees throughout Brazil, BIA grew until it began to interact with clients through our Bradesco App and through other channels. The evolutions continue and BIA has become increasingly a client concierge, acting in several moments of our customers' life, in a decisive and effective manner.

BIA is presented as one of the main channels of customer and non-customer relationships. Present in Bradesco’s digital channels and on the WhatsApp messaging App, BIA ensures mobility and helps clients digitally wherever they are. Among its features in the messaging App, for example, BIA interacts with the client proactively in cases of suspected credit card and Pix fraud. With BIA, clients can also make transfers between Bradesco accounts, Pix, check balances, statements, and credit limits, in addition to clarifying doubts about the our products and services.

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

Following its 28th anniversary on March 31, 2024, our Bradesco Internet Banking website continues to evolve. With its own domain name (banco.bradesco), we are one of the few Brazilian companies to have a top-level domain name or generic top-level domain name (gTLDs) – an initiative of the ICANN (Internet Corporation for Assigned Names and Numbers), the body responsible for internet protocols, which regulates the addresses on the worldwide web.

This communication platform is divided into two main pillars:

•	Institutional website of Bradesco (banco.bradesco): with what we believe includes simplified content and plain language, it offers individual clients access to information and clarifications on various financial products and services, with the support of video tutorials that facilitate their understanding, in addition to the features that help in the client’s day-to-day activities, such as issuing the copy of the bank payment slip. Also available on the homepage of the portal is the online purchase of our products and those of partners, such as cards, consortium, Losango, Cielo, among others, also serving clients who do not have a checking account.
•	Bradesco Internet Banking for financial services: with various services and products available, individual clients can use the channel to check statements and make payments, transfers, Pix, investments and much more.
•	The channel has relevant information on the investment portfolio, with the possibility of customized tips and viewing credit card limits and real-time purchases and gives the client even more autonomy using the transaction limit manager.
•	On Bradesco Net Empresa, the Corporate client can make queries, transfers, Pix, investments, file submission, among other transactions, all in a simple and secure manner. We also emphasize that the MEI Digital Platform delivers to the individual micro-entrepreneurs, financial and non-financial services by means of partners that meet their main needs.
87 – Form 20-F 2024 | Bradesco

➢	ATMs – Focusing on innovation, evolution, and availability, self-service machines aim to simplify our customers’ daily lives, allowing accessibility and intuitive journeys.

Currently there are over 39 thousand active machines with 15,376 distributed among our own network and 24,210 distributed among our shared network – Banco24Horas. All machines are equipped with biometric reading, bringing more security and convenience for biometric transactions without using the card.

We also have recycling machines, aiming for greater efficiency and cost reduction, because they do not use envelopes. There are currently 7,635 machines that operate with the recycling of banknotes, which enables the cash deposit with immediate credit in the account of the beneficiary. The features of the channel also contribute to sustainability as well as sending receipts by email. Since 2022, the cash deposit without an envelope has also been made available on the 3,581 recycling machines of Banco24Horas.

Thinking about our clients’ experience, we also have disruptive features, such as buying dollars and euros (with more than 107 machines) – foreign exchanges of two currencies in a single machine – which had a representative participation in our foreign exchange operations. In 2021, we also deployed the Virtual Safe, in which the client has autonomy in purchasing foreign currency via the Bradesco App and withdrawing from the BDNs.

In addition, since 2020 proxies have gained greater autonomy in the movement of individual clients accounts, with the possibility of access to self-service machines, being able to perform several transactions intuitively and safely through registration of biometrics and password of 6 unique digits. This initiative was the winner of the Smart2023 Award.

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

By calling Fone Fácil, clients can access other relationship centers for credit cards, private pension plans and capitalization, among other services.

➢	Social Networks – We believe we are innovators and pioneers in social media, being active on social networks since 2009. The focus is on communication, relationship, content creation and business activation. The Social Networks team is present with the user @bradesco on Instagram, Facebook, X (formerly Twitter), YouTube, TikTok and Linkedin and monitors, analyzes and interacts with people who seek us or mention our brand, relying on the participation of segments, managers and branches to resolve demands. This work strengthens the relationship with our clients and protects us. The team is also responsible for answering queries, complaints, suggestions and conducting relationship interactions with the user.

The following table shows the number of digital clients:

	2024	2023	2022
Customers with Digital Profile - In million
Individuals	28.1	26.5	24.7
Companies	1.5	1.5	1.7
Total	29.6	28.0	26.4
88 – Form 20-F 2024 | Bradesco

As of December 31, 2024, 38% of the total credits released were made through digital channels. Growth in relation to the previous year was 45% for individuals and 34% for legal entities. We highlight, in individuals, the participation of 65% of our mobile channel, with a growth of 6 p.p. in comparison to the year ended December 31, 2023.

The following table shows the amount of credits released on digital channels:

As of and for the year ended December 31,	2024	2023
Loans authorized in the Digital Channels - In R$ billion
Individuals	89.1	61.6
Companies	45.3	33.7
Total	134.4	95.3

4.B.40.05 next

Created as a digital platform focused on the hyperconnected generation, next seeks to simplify people’s lives, offer solutions to facilitate financial management and be a partner for clients to achieve their dreams and goals.

Next has a portfolio of solutions that includes several financial and non-financial services, that were designed following client and non-client studies.

In addition to the checking account and debit and credit card, it offers a variety of investments, loans, insurance, financial management tools, mobile top-up, gift card, tag for tolls and parking lots (Veloe), benefits in partnership with more than 50 brands in the Pampering hub and integration with Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets and also a digital account available to the public from age 0 to 17 years old, with financial education solutions, in an exclusive partnership with Disney (nextJoy).

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

Next establishes indicators, aiming for sustainable growth, guaranteeing the quality of the services and real satisfaction and engagement metrics in the use of the platform. As a result of the actions carried out, seeking preeminence and client loyalty, we observed important growth in the volume of active clients and also relevant growth in the amount of financial transactions, ending the period with 1.4 billion financial transactions processed.

4.B.40.06 Digio

Digio Bank is a wholly-owned subsidiary of Banco Bradesco and offers a portfolio of digital journey products, including: credit card, payment account, financial services marketplace, personal loans, including payroll-deducted loans, and a white-label platform for partners.

Focused on becoming one of the best financial products and services operations in Latin America, the institution aims to provide a simple, agile, and secure experience.

For 2025, the goal is to expand the portfolio of collateralized credit products, monetize the card base, and accelerate opportunities through the white-label platform. Also on this year's roadmap are the launch of the INSS payroll-deducted card and the development of private payroll-deducted loans.

As of December 31, 2024, Banco Digio had 9.4 million clients, an increase of 179% compared to the previous year. With an expansion of 229%, their total portfolio amounted to R$ 20.4 billion for the year ended December 31, 2024. A highlight was the provision of microcredit for Uber's account base, which surpassed 250 thousand contracts per month in December 2024, four months after its launch.

89 – Form 20-F 2024 | Bradesco

As for the perception of the services offered, the bank continues to be well-rated by customers in app stores and on Google My Business, in addition to maintaining a prominent reputation on Reclame Aqui, through the RA1000 seal (a recognition given by the Reclame Aqui to companies that offer excellent customer service).

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

4.B.60 Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive. The following table presents the market share of our main products and services in the periods indicated:

Market Share – In %	2024	2023	2022
Source: Central Bank of Brazil
Banks
Demand Deposits	8.4(1)	9.8	11.0
Savings Deposits	12.5(1)	13.1	13.2
Time Deposits	11.5(1)	12.5	13.7
Loans	10.2	10.2	11.4
Loans – Private Institutions	17.7	17.8	19.8
Loans – Vehicles Individuals (CDC + Leasing)	10.7	11.4	13.8
Payroll – Deductible Loans	14.4	14.7	15.2
- INSS	15.6	17.0	18.0
- Private sector	12.0	11.6	11.1
- Public sector	13.7	13.4	13.7
Housing loans	10.8	10.4	9.4
Consortia
Real estate	12.8	14.4	17.6
Auto	23.4	25.3	27.2
Trucks, Tractors and Agricultural Implements	16.6	19.1	24.3
International Area
Export Market	11.7(3)	13.5	13.9
Import Market	7.4(3)	8.7	7.9
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.9	22.7	22.4
Technical provisions for insurance, pension plans and capitalization bonds	23.0(2)	21.8	22.2
Pension Plan Investment Portfolios (including VGBL)	22.1	21.8	22.6
Source: Anbima
Investment Funds and Managed Portfolios	16.7	16.6	16.7
Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	27.1	30.1	30.8
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	33.6	28.0	21.2

(1) Base date: September24 | (2) Base date: October24. | (2) Base date: November24.

90 – Form 20-F 2024 | Bradesco

As of September 30, 2024, public-sector financial institutions held 33.7% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 49.5% share and foreign-controlled financial institutions, with a 16.8% share according to Central Bank of Brazil. The latest information available at Central Bank of Brazil is as of September 2024.

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

91 – Form 20-F 2024 | Bradesco

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

➢  Open Finance

Open Finance is seen as one of the ways of fostering innovation and competition. Its regulatory implementation was instituted by Joint Resolution No. 01/20, enacted by the Central Bank of Brazil and the CMN and aiming to stimulate innovation, promote competition, increase the efficiency of the National Financial System and Brazilian Payment System and promote financial citizenship. For this purpose, it provides that standards of systemic integration between participant institutions must be adopted.

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

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil.

Our Open Finance Squad has highly qualified professionals, focused on developing the best solutions around the new financial system. Divided into multi-functional groups, our squads work with an agile mindset and exercise an end-to-end vision to create intuitive and personalized customer journeys and achieve increasingly positive results. We established a dedicated team to drive the use of open finance data in collaboration with the business area, with the goal of delivering greater value to clients.

4.B.60.01 Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. In September 2024, the five largest institutions held 65.5% of deposits in the Brazilian markets.

4.B.60.02 Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil, Santander Brasil and SICREDI.

92 – Form 20-F 2024 | Bradesco

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

4.B.60.04 Consortia

In December 2024, according to the Central Bank of Brazil, the consortia market included 130 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Banco do Brasil and Porto Seguro in the real estate segment; Banco do Brasil and Itaú in the movable property segment.

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

4.B.60.06 Leasing

In general, our main competitors in the Brazilian leasing market are Banco IBM, Santander Leasing and Daycoval Leasing. We believe we currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

4.B.60.07 Asset management

In 2024, the asset management industry in Brazil managed funds worth R$9.2 trillion in shareholders’ equity, according to ANBIMA’s investment funds management ranking. Bradesco Asset held a portion of R$781.2 billion or 8.5% of the market share. We are one of the leading institutions as measured by the number of investment fund clients with 3.5 million shareholders. Our main competitors are BB DTVM and Itaú Unibanco.

4.B.60.08 Insurance

According to SUSEP/ANS, in 2024, we were market share leaders in the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term customer relationships.

Our principal competitors are SulAmérica, Porto, BB Seguridade, HDI and Tokio, which account for a combined total of approximately 35.8% of all premiums generated in the market, as reported by SUSEP/ANS in 2024.

93 – Form 20-F 2024 | Bradesco

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

Our main competitors are BrasilPrev, Itaú Seguridade, Caixa Seguridade, Zurich/Santander, Icatu and XP Previdência.

4.B.60.10 Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Kovr and Caixa Seguridade, which together represent approximately 62.2% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2024.

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

94 – Form 20-F 2024 | Bradesco

4.B.70.01-02 Central Bank of Brazil

The Central Bank of Brazil was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, and for:

•	implementing currency and credit policies established by the CMN;
•	regulating and supervising public and private sector Brazilian financial institutions;
•	controlling and monitoring the flow of foreign currency to and from Brazil; and
•	overseeing the Brazilian financial markets.

The Central Bank of Brazil supervises financial institutions by:

•	setting minimum capital requirements, compulsory deposit requirements and operational limits;
•	authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
•	authorizing changes in shareholder control of financial institutions;
•	requiring the submission of annual and semiannual audited financial statements and monthly unaudited financial information; and
•	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

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

95 – Form 20-F 2024 | Bradesco

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

96 – Form 20-F 2024 | Bradesco

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

97 – Form 20-F 2024 | Bradesco

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

BCB Resolution No. 229/22 aims to address two main points: (i) the methods of measuring the value of exposures, also admitting the use of a method of calculating the mark-to-market value for a specific asset class (this methodology can be used even if the Accounting Standard of the institutions regulated by the Central Bank of Brazil (Cosif) does not cover this); and (ii) Risk Weighting Factors (FPR), especially on exposures to sovereign entities and multilateral bodies (EMD), financial institutions, non-financial, retail, and real estate legal entities.

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
➢	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the VSR, on each working day, determined in the calculation period, deducting R$500.0 million, pursuant to the provisions of BCB Resolution No. 189/22, as amended. The verification of compliance with these requirements is made according to established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.
➢	Savings deposits: each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to BCB Resolution No. 188/22, as amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same resolution.
98 – Form 20-F 2024 | Bradesco

➢	In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.
➢	In February 2022, BCB Resolution No. 188/22 was amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. In the same month in 2022, BCB Resolution No. 190/22 was issued, extinguishing the enforceability regarding the compulsory collection of deposit resources and guarantees made, which was incorporated in BCB Resolution No. 189/22.

Additionally, present Central Bank of Brazil regulations require that we:

•	allocate a minimum of 30.0% of demand deposits to providing rural loans;
•	maintain investments of at least 2.0% of demand deposits in targeted productive microcredit program operations; and
•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate.

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

99 – Form 20-F 2024 | Bradesco

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

In summary, the main changes that the new exchange rate framework presents are the following:

•	The Central Bank of Brazil will have responsibility to regulate foreign currency accounts in the country, including the requirements and procedures for opening and operating them. The Central Bank of Brazil may expand, depending on the regulation, the possibility of individuals and legal entities being holders. The ownership of foreign currency accounts in the country is still limited to companies, such as brokers, credit card administrators and other sectors specified by the Central Bank of Brazil;
•	Opening of deposits abroad was already possible, but the project expands and reinforces this, by stating that institutions authorized by the Central Bank of Brazil will be able to allocate, invest and direct funds raised here or abroad for loan and financing operations, in the country and abroad;
•	Extension from R$10 thousand to US$10 thousand of the limit of cash in kind that each passenger can carry when leaving or entering Brazil;
•	The negotiation of up to US$500 between individuals is now authorized, allowing the purchase and sale of foreign currency to be made by individuals and not only banks and brokers, provided that the operation is made occasionally and not in the professional course of business;
•	Depending on the regulation by the Central Bank of Brazil, there remains the possibility of private compensation of credits between residents and non-residents, as well as payment in foreign currency of enforceable obligations in the national territory in situations such as foreign trade operations;
100 – Form 20-F 2024 | Bradesco

•	Inclusion of payment institutions to operate in the exchange market in ready-made settlement operations up to a limit of US$100,000.00;
•	Formalization of the exchange operation with free format, but the institution authorized to operate in the exchange market should be able to prove that the parties agree with the conditions established;
•	The classification of the purpose of the exchange operation is the client’s responsibility;
•	Change in the obligation to register direct external investment before the System for Provision of Information of the Central Bank of Brazil (SCE-IED), and should be carried out only when (i) the financial transfer related to the non-resident investor occurs of a value equal to or greater than US$100,000.00 or its equivalent in other currencies; (ii) movement of resources of a value equal to or greater than US$100,000.00 occurs or its equivalent in other currencies; (iii) the base date of periodic declarations occurs for the receiving people subject to such declarations;
•	Change in the obligation to register external loan operations before the System for Provision of Information of the Central Bank of Brazil (SCE-Credit): (i) direct loan, title, early receipt of exports and financial leasing should be registered when the payment term is of more than 360 days and the financing of organizations is equal to or greater than US$1,000,000.00 or its equivalent in other currencies; and (ii) import financing should be registered when the payment term is of more than 180 days and it is equal to or greater than US$500,000.00 or its equivalent in other currencies; and
•	End of the obligation to perform simultaneous exchange operations for: (i) conversion of debt into direct external investment and vice versa; (ii) conversion between different types of external credit; (iii) assumption and resettlement of external credit, in the modalities of direct loan and securities; and (iv) change of residence of the resident investor to non-resident.

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

4.B.70.02-11 Treatment of loans and advances

Until December 31, 2024, for regulatory reporting purposes, financial institutions were required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•	the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
•	the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.
101 – Form 20-F 2024 | Bradesco

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

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other registration, behavioral and transactional information considering internal information and market sources (credit score and behavior score).

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

102 – Form 20-F 2024 | Bradesco

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

For further information about treatment of loans and advances, in accordance with IFRS Accounting Standards, see Note 40.2 to our consolidated financial statements in “Item 18. Financial Statements”.

As of January 1, 2025, CMN Resolution No. 4,966/21 came into force with the main objective of improving credit risk assessment and aligning accounting practices with IFRS Accounting Standards. The implementation of CMN Resolution No. 4,966/21 primarily impacts the calculation of provisions for credit losses and other financial instruments based on expected loss. This resolution establishes a broader scope than CMN Resolution No. 2,682/99 and a more comprehensive forward-looking approach. The initial adjustments in adopting the resolution had a net effect, excluding fiscal effects, of approximately R$3 billion on Equity.

4.B.70.02-12 Exclusivity in loans and advances to customers

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

CMN Resolution No. 4,882/20 sets forth that, in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively, such as remunerative interest, fines and late payment interest. It is prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to loan operations.

103 – Form 20-F 2024 | Bradesco

In addition, CMN Resolution No. 5,112/23 and BCB Resolution No. 365/23 impose limits on the interest rate with respect to the financing of the outstanding balance of the credit card invoice. Additionally, they set forth rules on the portability of credit card financing, as well as regulating certain information to be disclosed to credit card clients.

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

104 – Form 20-F 2024 | Bradesco

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

The procedures necessary for accession to the Pix by permitted institutions are laid down in BCB Normative Instructions No. 511/24.

BCB Normative Instruction No. 243/22, as amended, sets forth procedures to be observed for direct participation in the SPI and for opening an Instant Payments Account (PI Account), under the same terms of the revoked Normative Instruction. In addition, the aforementioned Resolution began to define the maximum time limits for the validation and settlement of instant payment orders, which are dealt with in the Regulation attached to BCB Resolution No. 195/22. Furthermore, on December 9, 2021, BCB Normative Instruction No. 200/21, which establishes the operational procedures for the collection and for the execution of the reimbursement of operational costs for each Pix, for the purposes of withdrawals or foreign exchange settled outside the SPI. It also establishes the format and frequency of information, and the type of information, to be provided by Pix participants on these transactions.

The participants of Pix can also establish maximum limits for the initiation of a Pix, for the purpose of purchases or transfers via a transactional account, which must be per transaction and per period, with the possibility of setting a different limit for the day period and for the night period, pursuant to BCB Normative Instruction No. 512/24.

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

105 – Form 20-F 2024 | Bradesco

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

On the same date, BCB Normative Instruction No. 436/23 was edited, which established the operational procedures related to the Automatic Pix, Scheduled Pix and Billing Pix, which was subsequently revoked and replaced by BCB Normative Instruction No. 513/24.

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
106 – Form 20-F 2024 | Bradesco

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

107 – Form 20-F 2024 | Bradesco

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

4.B.70.02-20 Anti-money laundering regulations, banking secrecy and financial operations linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, particularly Law No. 9,613/98 (as amended by Law No. 12.683/12) and No. 13,260/16, BCB Resolution No. 119/21 and Circulars No. 4,005/20 and No. 3,978/20, as amended by BCB Resolution No. 282/22, there is a requirement to disclose the address in the client identification stage required in the qualification procedures, in order to make the products offered operational, enable the identification of the final beneficiary, and enable the identification of the bearer in the case of operation in specie contribution and by BCB Resolution No. 344/23, which established the hypothesis of exemption from carrying out customer qualification and classification procedures when contracting a loan operation supported by a program instituted by the federal government aimed at renegotiating debts of individuals registered in defaulters’ databases. The financial institution must, among other things:

108 – Form 20-F 2024 | Bradesco

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

The Central Bank of Brazil changed the procedures related to the AML/TF to be adhered to by the payment institutions, in order to meet international requirements, set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/TF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AML/TF procedures already required, payment institutions must also adopt procedures and controls to confirm the client’s identification and implement AML/TF risk management systems. CVM Resolution No. 50/21, which also replaced Normative Instruction No. 617/19, provides for the standards of AML/TF, defining the functions of the responsible officer, the stages linked to conducting the policy of getting to know your client and providing greater details on the warning signs to be monitored and the points that must integrate the analysis of the operation or atypical situation detected.

109 – Form 20-F 2024 | Bradesco

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
110 – Form 20-F 2024 | Bradesco

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
111 – Form 20-F 2024 | Bradesco

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

According to CMN Resolution No. 4,910/21 and BCB Resolution No. 130/21, the financial and payment institutions (respectively) that are registered as publicly-held companies or are conglomerate leaders classified within Segment S1, S2 or S3 (or that meet the criteria for classification in these segments) must constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

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

4.B.70.02-23 Auditing requirements

As we are a financial institution registered with the local stock exchange, we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, a requirement which is applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, under CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, accompanied by the independent auditor’s report and the management report on social business and the main administrative facts for the period.

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

112 – Form 20-F 2024 | Bradesco

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

113 – Form 20-F 2024 | Bradesco

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

114 – Form 20-F 2024 | Bradesco

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

115 – Form 20-F 2024 | Bradesco

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

Thus, for insurance companies to operate, they require government approval, as well as specific approval from the SUSEP to commercialize each of their products, whereby they may underwrite policies either directly to consumers or through authorized brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

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

116 – Form 20-F 2024 | Bradesco

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

4.B.70.03-02 Insurance regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, capitalization companies, public private pension entities, insurance and reinsurance brokers, and policyholders. Insurance companies require government approval, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through authorized brokers (Article 13 of Law No. 4,594/64).

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21 and later amended by CNSP Resolution No. 448/22 and CNSP Resolution No. 453/22, must be diversified and meet certain liquidity, solvency and security criteria. The insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•	act as financial institutions by lending or providing guarantees;
•	trade in securities (subject to exceptions); or
•	invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurance companies must also meet certain capital requirements, as provided by SUSEP regulations.

Regarding the assignment of the risk, under Complementary Law No. 126/07, the ceding party (local insurance or reinsurance companies) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded.

The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it no longer provides for a minimum limit of mandatory contracting with local reinsurers. However, in accordance with Article 15 of CNSP Resolution No. 168/07, the insurance company was still required to give preference to local reinsurance companies in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, CNSP Resolution No. 168/07 also no longer provided for limits on risk transfer from insurers to companies linked to the same financial conglomerate. With the amendment by CNSP Resolution No. 353/17, it has been established that only reinsurance and retrocession operations within the same economic conglomerate should “ensure the effective transfer of risk between the parties”, and “be executed at arms-length”.

117 – Form 20-F 2024 | Bradesco

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

On December 10, 2024, the new Law No. 15,040/24 was published, which establishes private insurance rules and repeals certain previous provisions of the Civil Code and amends the Decree No. 73/66. Law 15,040/24 aims to ensure that insurance companies protect the legitimate interests of the policyholders and beneficiaries from predetermined risks by paying a premium. The key changes introduced by this law include (i) strengthening transparency in contractual relations; (ii) adjusting claim regulations and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. This law will enter into force in December 2025.

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

118 – Form 20-F 2024 | Bradesco

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

4.B.70.03-04 Pension plans

EAPCs are subject, for the purposes of inspection and control, to the authority of the CNSP and the SUSEP, which, are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank of Brazil may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Supplementary pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been permitted to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, subsequently amended by Instruction No. 587/17, which addresses the setup, management, operation and disclosure of information for pension plan funds. Both were revoked by Resolution No. 175/22, which provides for the establishment, operation and dissemination of information from investment funds, as well as the provision of services for the funds. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. Both standards were subsequently revoked by CMN Resolution No. 4,993/22, which provides for the rules governing the investment of technical reserve resources by provisions and funds of insurance companies, capitalization companies, EAPCs and local reinsurers, and the investment of resources required in Brazil to guarantee the obligations of reinsurers admitted and on the portfolio of Individual Scheduled Retirement Funds (FAPI), later amended by CMN Resolution No. 5,016/22. In turn, CNSP enacted CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22 and Resolution No. 453/22, revoking Resolution No. 321/15, which, among various subjects, also regulates the investments by insurance companies, EAPCs, capitalization companies and local reinsurers.

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

Currently, pursuant to Decree No. 10,167/19, Brazilian law provides that the insurance companies or the cooperative society may concede to occasional reinsurers up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

119 – Form 20-F 2024 | Bradesco

The regulation of SUSEP established a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurance companies. In addition, it provided a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer could transfer risks to related or foreign-based companies belonging to the same financial conglomerate. These limits were revoked when CNSP Resolution No. 353/17 and CNSP Resolution No. 451/22 came into force. CNSP Resolution No. 451/22 indicates that, for the purposes of fulfilling the preferential offer related to Brazilian reinsurers, the insurance company must observe the percentage established in the current legislation, applicable to each automatic or optional contract. In addition, it establishes that insurance companies should submit to SUSEP, by March 31 of the following calendar year, technical justification for a percentage of reinsurance assignment in excess of 90%, considering the totality of their operations, per calendar year. In addition, reinsurance and retrocession operations carried out between companies linked or belonging to the same financial conglomerate must occur under balanced conditions of competition, and the parties involved will be responsible for demonstrating compliance with these conditions.

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

The IOF on loans daily rate will be charged on principal available to borrowers regarding the loans and advances, whereby:

•	for cases in which the amount of principal is determined, the IOF on loans daily rate shall not exceed the amount resulting from the daily rate applied to each principal amount which is expected to be used for the transaction, multiplied by three hundred and sixty-five (365) days; and
•	for cases in which the amount of principal is not determined before the transaction (revolving credit), the values of interest and charges that will use the limits of revolving credits, will be part of the principal amount, subject to IOF on loans rates, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

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

120 – Form 20-F 2024 | Bradesco

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

However, in 2022 Provisional Measure No. 1,115/22 was amended and later converted into Law No. 14,446/22, increasing, until December 31, 2022, the CSLL rate: (i) from 20% to 21% for banks of any kind; and (ii) from 15% to 16% for the other financial institutions. As of January 2023, rates returned to 20% and 15% for banks of any kind and other financial institutions, respectively. For further information on our income tax expense, see Note 37 to our consolidated financial statements in “Item 18. Financial Statements”.

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

121 – Form 20-F 2024 | Bradesco

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

On October 3, 2024, the Brazilian Government published Provisional Measure No. 1,262/64, which incorporates the model rules established by the OECD to promote the global reform of corporate income tax (Globe Rules). This measure introduces an additional tax rate of 15% of CSLL for companies that are part of multinational groups with annual revenue of more than 750 million euros, subject to an effective minimum tax rate on profits earned in Brazil.

On the same day, the Brazilian Federal Revenue Service issued Normative Instruction No. 2,228/24, which regulates Provisional Measure No. 1,262/24. This proposal is aligned with the OECD’s Qualified Domestic Minimum Top-up Tax (QDMTT), which favors the jurisdiction where profits were generated by imposing a minimum income tax. If the minimum tax is not collected in Brazil, other jurisdictions may claim as profits generated in the country. The Provisional Measure No. 1,262/24 follows the OECD model to ensure that the additional CSLL paid in Brazil can be offset with the supplementary tax that may be required by other jurisdictions. All entities whose results are consolidated in the financial statements of multinational groups — that is, groups operating in more than one jurisdiction and having annual revenue of more than 750 million euros in two of the last four consecutive fiscal years (Constituent Entities) — will be subject to the additional CSLL. This additional tax applies only to “surplus” profits, defined as profits calculated according to the Brazilian accounting standards (with certain adjustments), deducting so-called substance-based profits. The exclusion of profits based on substance aims to reduce the tax burden on the results generated by intensive operations in tangible assets and labor.

The rules of the Provisional Measure No. 1,262/24 were subsequently incorporated into Law No. 15,079/24, of December 27, 2024, approved by the National Congress and currently in force.

4.B.80.03 PIS and Cofins

Two federal taxes are imposed on the gross revenues of legal entities: PIS and Cofins. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, generally, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on own equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

In 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

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

122 – Form 20-F 2024 | Bradesco

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

In 2023, the National Congress approved PEC No. 45/19 responsible for the Tax Reform in Brazil, resulting in Constitutional Amendment No. 132/23. This Constitutional Amendment reorganizes the consumption taxes in Brazil, having as its main milestone the replacement of five current taxes (PIS, COFINS, ICMS, ISS and IPI) by a Value Added Tax (VAT) rate, divided into two: (i) The Contribution on Goods and Services (CBS), which will be directed to the Government, and the Tax on Goods and Services (IBS), which will go to states and municipalities. Recently, Complementary Law No. 214/25 was enacted, which instituted IBS and CBS.

After the end of the transition period of the Tax Reform, starting in 2026, and scheduled to end in 2033, the social contributions PIS and COFINS will cease to exist, being replaced by the Contribution on Goods and Services (CBS).

We cannot estimate the impacts that the implementation of the Tax Reform approved by PEC No. 45/19, regulated by the Complementary Law No. 214/25, will have on our operations. Although taxation on consumption has undergone significant changes, which may result in a possible increase in the tax burden, there is no way to predict the impacts on our gross margin.

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

123 – Form 20-F 2024 | Bradesco

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

4.B.100 SELECTED STATISTICAL INFORMATION

The selected statistical information shown in this section is derived from our accounting books and records, which are the basis for preparing our audited consolidated financial statements in accordance with IFRS Accounting Standards.

We have included the following information for analytical purposes. For a more complete understanding, for the years ending December 31, 2024, 2023, and 2022, this information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements”.

124 – Form 20-F 2024 | Bradesco

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

➢ Interest-earning and non-interest earning assets

As of and for the year ended December 31,	R$ in thousands, except %
	2024			2023			2022
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	358,109,730	27,842,234	7.8%	329,916,678	28,363,663	8.6%	301,726,823	29,224,224	9.7%
Financial assets at fair value through other comprehensive income	210,390,801	24,537,302	11.7%	200,721,638	16,906,668	8.4%	189,558,234	29,301,725	15.5%
Financial assets at amortized cost	184,945,971	20,118,794	10.9%	184,953,791	25,277,210	13.7%	201,308,067	15,526,536	7.7%
Loans and advances to financial institutions	176,390,408	27,775,382	15.7%	150,828,467	28,323,764	18.8%	90,524,207	17,154,023	18.9%
Loans and advances to customers	665,696,054	102,544,122	15.4%	636,390,316	102,617,786	16.0%	637,990,069	101,166,625	15.9%
Compulsory and voluntary deposits with the Central Bank	101,402,567	8,894,336	8.8%	95,234,018	9,943,391	10.4%	86,303,673	8,224,712	9.5%
Other interest-earning assets	110,419	21,547	-	101,068	25,992	-	105,480	15,340	-
Total interest-earning assets	1,697,045,950	211,733,717	12.5%	1,598,145,976	211,458,474	13.2%	1,507,516,553	200,613,185	13.3%
Non-interest-earning assets
Cash and balances with banks	18,487,553	-	-	19,701,167	-	-	20,548,398	-	-
Compulsory and voluntary deposits with the Central Bank	25,601,111	-	-	19,410,897	-	-	11,632,630	-	-
Financial assets available for sale (shares)	19,422,626	-	-	19,492,990	-	-	15,498,380	-	-
Non-performing loans and advances to customers	35,366,886	-	-	40,894,885	-	-	27,555,043	-	-
Investments in associates and joint ventures	10,353,499	-	-	9,365,720	-	-	8,021,918	-	-
Premises and equipment, net	10,663,767	-	-	11,558,601	-	-	13,548,884	-	-
Intangible assets and goodwill, net	22,795,807	-	-	19,836,394	-	-	16,776,490	-	-
Current and deferred income tax	109,041,427	-	-	101,970,451	-	-	95,458,279	-	-
Other non-interest-earning assets	92,172,700	-	-	77,457,313	-	-	88,064,480	-	-
Total non-interest-earning assets	343,905,376	-	-	319,688,418	-	-	297,104,502	-	-
Expected loss on loans and advances	(46,917,379)	-	-	(55,147,243)	-	-	(45,549,267)	-	-
Total assets	1,994,033,947	-	-	1,862,687,151	-	-	1,759,071,788	-	-

.

125 – Form 20-F 2024 | Bradesco

➢ Interest-bearing and non-interest-bearing liabilities

As of and for the year ended December 31,	R$ in thousands, except %
	2024			2023			2022

	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest-bearing liabilities
Savings deposits	130,078,185	7,977,114	6.1%	129,189,256	9,017,597	7.0%	134,746,815	9,351,219	6.9%
Time deposits (1)	445,762,404	36,525,027	8.2%	424,465,761	44,206,372	10.4%	384,395,799	32,936,814	8.6%
Securities sold under agreements to repurchase	284,206,503	29,159,155	10.3%	252,162,308	31,529,801	12.5%	226,392,715	26,140,363	11.5%
Borrowing and on-lending	57,204,642	7,768,802	13.6%	50,430,934	5,834,892	11.6%	58,398,920	5,182,646	8.9%
Securities issued	254,247,051	26,420,100	10.4%	231,100,602	25,887,914	11.2%	193,743,029	21,274,753	11.0%
Subordinated debt	51,982,186	6,378,786	12.3%	49,562,546	7,007,236	14.1%	53,270,623	7,262,125	13.6%
Insurance contracts liabilities	382,989,590	30,050,169	7.8%	341,187,944	32,892,243	9.6%	308,418,498	28,653,993	9.5%
Total interest-bearing liabilities	1,606,470,561	144,279,153	9.0%	1,478,099,351	156,376,055	10.6%	1,359,366,399	130,801,913	9.7%
Non-interest-bearing liabilities
Demand deposits	43,798,351	-	-	46,551,331		-	52,225,220	-	-
Other non-interest-bearing liabilities	176,944,542	-	-	173,069,018		-	190,626,514	-	-
Total non-interest-bearing liabilities	220,742,893	-	-	219,620,349	-	-	242,851,734	-	-
Total liabilities	1,827,213,454	-	-	1,697,719,700	-	-	1,602,218,133	-	-
Equity attributable to controlling shareholders	166,248,794		-	164,367,077	-	-	156,398,197	-	-
Non-controlling interest	571,699		-	600,374	-	-	455,458	-	-
Total equity and liabilities	1,994,033,947	-	-	1,862,687,151	-	-	1,759,071,788	-	-

(1) Includes interbank deposits.

126 – Form 20-F 2024 | Bradesco

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

For the year ended December 31,	R$ in thousands
	2024/2023
	Increase/(decrease) due to changes in
	Average volume (1)	Average yield/rate (1)	Net change (1)
Interest-earning assets
Financial assets at fair value through profit or loss	2,314,418	(2,835,847)	(521,429)
Financial assets at fair value through other comprehensive income	849,294	6,781,340	7,630,634
Financial assets at amortized cost	(1,069)	(5,157,347)	(5,158,416)
Loans and advances to financial institutions	4,403,299	(4,951,681)	(548,382)
Loans and advances to customers	4,618,345	(4,692,009)	(73,664)
Compulsory and voluntary deposits with the Central Bank	614,367	(1,663,422)	(1,049,055)
Other interest-earning assets	2,244	(6,689)	(4,445)
Total interest-earning assets	12,800,898	(12,525,655)	275,243
Interest-bearing liabilities
Savings deposits	61,644	(1,102,127)	(1,040,483)
Time Deposits	2,475,422	(10,156,767)	(7,681,345)
Securities sold under agreements to repurchase	3,708,646	(6,079,292)	(2,370,646)
Borrowing and on-lending	843,098	1,090,812	1,933,910
Securities issued	2,483,948	(1,951,762)	532,186
Subordinated debt	329,899	(958,349)	(628,450)
Insurance contracts liabilities	3,732,150	(6,574,224)	(2,842,074)
Total interest-bearing liabilities	13,634,807	(25,731,709)	(12,096,902)

(1) The amounts set out in the table are calculated as follows:

•	Net change is calculated according to the following formula: (interest and similar income interest and similar expenses of current period – interest and similar income or interest and similar expenses of the prior period).
•	Average volume represents the change in interest and similar income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in volumes and is calculated according to the following formula: (change in the average volume x average rate of the prior period).
•	Average yield/rate represents the change in interest income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in rates, calculated according to the following formula: (change in the average rate x average volume of the prior period).
•	Subsequently, the Average volume and Average yield/rates calculated as set out above are adjusted to reflect the difference between the total net changes and the sum of the two amounts. This adjustment is made in proportion to the absolute values of the Average volume and Average yield/rate, calculated as set out above.

4.B.100.03 Net interest income and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest income with net interest spread for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2024	2023	2022
Average balance of interest-earning assets (A)	1,697,045,950	1,598,145,976	1,507,516,553
Average balance of interest-bearing liabilities	1,606,470,561	1,478,099,351	1,359,366,399
Net interest income (B)	67,454,564	55,082,419	69,811,272
Interest rate on the average balance of interest-earning assets (C)	12.5%	13.2%	13.3%
Interest rate on the average balance of interest-bearing liabilities (D)	9.1%	10.6%	9.7%
Net yield on interest-earning assets (C-D)	3.5%	2.7%	3.7%
Net interest margin (B/A)	4.0%	3.4%	4.6%
127 – Form 20-F 2024 | Bradesco

4.B.100.04 Investments in debt securities

The following table shows the weighted average income rates and maturities of our investments in debt securities classified as financial assets at fair value through profit or loss, at fair value through other comprehensive income, and amortized cost. For more information on the treatment of our assets, see notes 8, 9 and 12 of our consolidated financial statements included in “Item 18. Financial Statements”. As of December 31, 2024, we did not have relevant tax-exempt portfolios.

The average yield is calculated as follows: Nominal value * interest rate * outstanding maturity

Nominal value * remaining maturity

On December 31, 2024	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	31,894,968	7.8%	183,140,643	11.5%	41,949,625	13.9%	6,239,127	12.4%	263,224,363	12.1%
Corporate debt and marketable equity securities	802,781	9.9%	15,814,124	10.9%	8,739,187	11.0%	1,739,529	11.3%	27,095,621	11.0%
Bank debt securities	14,022,177	9.9%	22,047,164	10.8%	899,245	8.5%	14,711	11.4%	36,983,297	10.4%
Foreign government securities	468,521	6.0%	-	-	-	-	-	-	468,521	6.0%
Brazilian sovereign bonds	6,309	6.2%	32,557	6.2%	225,310	6.2%	101,858	6.2%	366,034	6.2%
Total financial assets at fair value through profit or loss	47,194,756		221,034,488		51,813,367		8,095,225		328,137,836
Financial assets at fair value through other comprehensive income
Brazilian government securities	36,182,886	12.2%	31,359,745	12.0%	33,719,987	14.5%	22,566,397	12.3%	123,829,015	12.9%
Brazilian sovereign bonds	3,827,729	6.2%	4,803,469	6.2%	329,135	6.2%	-	-	8,960,333	6.2%
Corporate debt securities	387,425	6.0%	476,585	7.5%	568,186	9.6%	217,628	10.9%	1,649,824	9.7%
Bank debt securities	2,715,705	6.0%	1,019,536	8.0%	39,913	6.0%	237,143	6.0%	4,012,297	6.4%
Foreign government securities	8,324,658	6.0%	-	-	-	-	-	-	8,324,658	6.0%
Total financial assets at fair value through other comprehensive income	51,438,403		37,659,335		34,657,221		23,021,168		146,776,127
Financial assets at amortized cost
Brazilian government securities	32,314,362	12.4%	82,461,140	15.1%	5,515,262	14.9%	24,987,468	12.3%	145,278,232	13.1%
Bank debt securities and corporate debt securities	27,729,270	13.2%	67,686,281	13.0%	25,489,395	13.0%	808,789	10.4%	121,713,735	13.0%
Total financial assets at amortized cost	60,043,632		150,147,421		31,004,657		25,796,257		266,991,967
Total	158,676,791		408,841,244		117,475,245		56,912,650		741,905,930

128 – Form 20-F 2024 | Bradesco

4.B.100.05 Loans and advances to customers

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

On December 31, 2024	R$ in thousands
	Due in 1 year or less	Due after 1 year up to 5 years	Due after 5 years up to 15 years	Due after 15 years	Total of Loans and advances to customers
Companies	184,313,702	116,203,489	10,902,510	5,516,642	316,936,343
Financing and On-lending	65,143,979	53,138,154	8,703,612	5,485,741	132,471,486
Financing and export	27,320,251	13,432,409	151,435	-	40,904,095
Housing loans	5,592,422	12,227,690	7,350,023	5,485,741	30,655,876
Onlending BNDES/Finame	7,437,365	12,043,401	994,350	-	20,475,116
Vehicle loans	10,276,263	11,641,018	17,354	-	21,934,635
Import	12,372,947	131,656	926	-	12,505,529
Leases	2,144,731	3,661,980	189,524	-	5,996,235
Borrowings	104,663,699	63,065,335	2,198,898	30,901	169,958,833
Working capital	52,713,409	46,014,826	1,284,463	-	100,012,698
Rural loans	8,308,569	3,436,806	66,101	-	11,811,476
Other	43,641,721	13,613,703	848,334	30,901	58,134,659
Limit operations (1)	14,506,024	-	-	-	14,506,024
Credit card	8,634,617	-	-	-	8,634,617
Overdraft for corporates/Individuals	5,871,407	-	-	-	5,871,407
Individuals	183,984,571	151,333,044	58,864,146	9,121,482	403,303,243
Financing and On-lending	31,325,907	57,519,006	46,918,087	9,113,576	144,876,576
Housing loans	12,069,496	34,900,544	46,543,973	9,113,576	102,627,589
Vehicle loans	16,798,792	18,155,053	8,257	-	34,962,102
Onlending BNDES/Finame	2,295,071	4,274,650	357,940	-	6,927,661
Other	162,548	188,759	7,917	-	359,224
Borrowings	71,557,728	93,814,038	11,946,059	7,906	177,325,731
Payroll-deductible loans	28,817,692	57,531,946	11,226,309	5,594	97,581,541
Personal credit	24,238,486	18,843,514	177,276	2,312	43,261,588
Rural loans	9,003,342	6,445,292	81,387	-	15,530,021
Other	9,498,208	10,993,286	461,087	-	20,952,581
Limit operations (1)	81,100,936	-	-	-	81,100,936
Credit card	75,629,524	-	-	-	75,629,524
Overdraft for corporates/Individuals	5,471,412	-	-	-	5,471,412
Total loans and advances to customers	368,298,273	267,536,533	69,766,656	14,638,124	720,239,586

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

129 – Form 20-F 2024 | Bradesco

As of December 31, 2024	Predetermined interest rates	Floating interest rates

Companies	74,727,986	57,894,655
Financing and On-lending	20,941,551	46,385,956
Financing and export	3,874,854	9,708,990
Housing loans	3,692,978	21,370,476
Onlending BNDES/Finame	949,425	12,088,326
Vehicle loans	11,654,434	3,938
Import	122,719	9,863
Leases	647,141	3,204,363
Borrowings	53,786,435	11,508,699
Working capital	37,118,609	10,180,680
Rural loans	3,502,907	-
Other	13,164,919	1,328,019
Limit operations (1)	-	-
Credit card	-	-
Overdraft for corporates/Individuals	-	-
Individuals	136,441,724	82,876,948
Financing and On-lending	34,044,833	79,505,836
Housing loans	13,778,634	76,779,459
Vehicle loans	18,160,227	3,083
Onlending BNDES/Finame	1,909,296	2,723,294
Other	196,676	-
Borrowings	102,396,891	3,371,112
Payroll-deductible loans	68,763,849	-
Personal credit	19,021,100	2,002
Rural loans	6,522,225	4,454
Other	8,089,717	3,364,656
Limit operations (1)	-	-
Credit card	-	-
Overdraft for corporates/Individuals	-	-
Total loans and advances to customers	211,169,710	140,771,603

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

➢	Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are denominated in U.S. dollars and made to subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 2.4% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border loans and advances to customers, divided by the average of the last three years of the total assets). We believe that there are no significant cross-border risks in these transactions, since a substantial part of the related credit risk is guaranteed by the borrower’s parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 1.5% of our total assets over the last three years (this percentage is calculated as the average of the year-end balances for the last three years of cross-border investments in securities, divided by the average of the last three years of the total assets).

➢	Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, part of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to, and denominated in, foreign currency, consist of onlending of Eurobonds and export and import financing, and represented 8.4% in 2024, 5.7% in 2023 and 6.4% in 2022, of our portfolio of loans and advances. In many cases, our clients hold derivative instruments to minimize foreign exchange rate variation risk.

130 – Form 20-F 2024 | Bradesco

➢	4.B.100.06 Expected credit losses on loans and advances

The following table shows the movement of the allocation for expected credit losses of loans and advances for the periods indicated. We did not identify material changes in the ratios between the years ended December 31, 2024, 2023 and 2022.

As of December 31,	R$ in thousands, except %
	2024				2023				2022
	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers
Companies	(7,249,551)	(1.1)%	20,253,698	0	(12,859,019)	(2.0)%	23,164,097	3.7%	(2,618,036)	(0.4)%	25,893,959	3.9%
Financing and On-lending	(926,042)	(0.1)%	3,912,311	0.5%	(866,954)	(0.1)%	3,953,301	0.6%	24,851	0.0%	4,234,039	0.6%
Financing and export	(50,203)	-	1,707,486	0.2%	(197,994)	-	1,168,050	0.2%	317,046	-	1,281,682	0.2%
Housing loans	(471,584)	(0.1)%	391,765	0.1%	(584)	-	1,015,157	0.2%	-78,337	-	1,016,176	0.2%
Onlending BNDES/Finame	211,443	-	901,191	0.1%	(195,405)	-	960,220	0.2%	-99,650	-	1,076,561	0.2%
Vehicle loans	(624,450)	(0.1)%	732,534	0.1%	(468,636)	(0.1)%	689,494	0.1%	(133,955)	-	749,552	0.1%
Import	3,908	-	69,483	-	(549)	-	33,699	-	28,590	-	64,033	-
Leases	4,844	-	109,852	-	(3,786)	-	86,681	-	(8,843)	-	46,035	-
Borrowings	(4,720,826)	(0.7)%	14,773,479	2.1%	(10,601,308)	(1.7)%	17,235,340	2.7%	(2,529,489)	(0.4)%	19,751,352	3.0%
Working capital	(3,956,002)	(0.6)%	4,303,495	0.6%	(4,196,421)	(0.7)%	7,322,214	1.2%	(1,655,197)	(0.3)%	7,206,304	1.1%
Rural loans	8,089	-	81,732	-	7,852	-	64,786	-	12,121	-	74,542	-
Other	(772,913)	(0.1)%	10,388,252	1.4%	(6,412,739)	(1.0)%	9,848,340	1.6%	(886,413)	(0.1)%	12,470,506	1.9%
Limit operations (1)	(1,602,683)	(0.2)%	1,567,908	0.2%	(1,390,757)	(0.2)%	1,975,456	0.3%	(113,398)	-	1,908,568	0.3%
Credit card	(1,125,906)	(0.2)%	892,609	0.1%	(822,084)	(0.1)%	1,119,231	0.2%	301,829	-	830,065	0.1%
Overdraft for corporates/Individuals	(476,777)	(0.1)%	675,299	0.1%	(568,673)	(0.1)%	856,225	0.1%	(415,227)	-	1,078,503	0.2%
Individuals	(21,486,118)	(3.2)%	31,309,219	4.3%	(22,870,157)	(3.6)%	30,497,713	4.8%	(10,265,242)	(1.6)%	33,320,038	5.1%
Financing and On-lending	(953,903)	(0.1)%	2,490,271	0.3%	(910,419)	(0.1)%	2,286,064	0.4%	(608,326)	(0.1)%	2,740,220	0.4%
Housing loans	(68,358)	0.0%	920,569	0.1%	41,932	-	889,074	0.1%	17,961	-	1,007,903	0.2%
Vehicle loans	(417,675)	-	1,276,734	0.2%	(441,200)	(0.1)%	1,198,585	0.2%	(37,867)	-	1,566,637	0.2%
Onlending BNDES/Finame	(66,053)	-	290,571	-	(13,807)	-	195,659	-	9,354	-	162,488	-
Other	(401,817)	(0.1)%	2,397	-	(497,344)	(0.1)%	2,746	-	(597,774)	(0.1)%	3,192	-
Borrowings	(9,498,648)	(1.4)%	17,886,826	2.5%	(12,429,603)	(2.0)%	15,246,639	2.4%	(6,361,364)	(1.0)%	18,167,605	2.8%
Payroll-deductible loans	(2,747,321)	(0.4)%	3,455,977	0.5%	(3,160,207)	(0.5)%	3,216,407	0.5%	(2,742,140)	(0.4)%	3,740,507	0.6%
Personal credit	(3,673,089)	(0.6)%	4,563,614	0.6%	(4,977,668)	(0.8)%	5,018,321	0.8%	(1,992,238)	(0.3)%	7,994,590	1.2%
Rural loans	(152,898)	-	634,552	0.1%	5,076	-	149,256	-	(216,028)	-	92,213	-
Other	(2,925,340)	(0.4)%	9,232,683	1.3%	(4,296,804)	(0.7)%	6,862,655	1.1%	(1,410,958)	(0.2)%	6,340,295	1.0%
Limit operations (1)	(11,033,567)	(1.7)%	10,932,122	1.5%	(9,530,135)	(1.5)%	12,965,010	2.1%	(3,295,552)	(0.5)%	12,412,213	1.9%
Credit card	(10,255,663)	(1.5)%	9,714,299	1.3%	(9,283,237)	(1.5)%	11,466,978	1.8%	(2,729,804)	(0.4)%	10,390,610	1.6%
Overdraft for corporates/Individuals	(777,904)	(0.1)%	1,217,823	0.2%	(246,898)	-	1,498,032	0.2%	(565,748)	(0.1)%	2,021,603	0.3%
Total	(28,735,669)	(4.3)%	51,562,917	7.2%	(35,729,176)	(5.6)%	53,661,810	8.5%	(12,883,278)	(2.0)%	59,213,997	9.0%

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

131 – Form 20-F 2024 | Bradesco

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

Total deposits from foreign depositors are not material for the years ended December 31, 2024, 2023 and 2022.

➢	Uninsured deposits

For the years ending December 31, 2024, 2023 and 2022, the amount of uninsured deposits, for the products with FGC guarantee, which are not covered by the FGC, was R$423.1 billion, R$409.7 billion and R$367.8 billion, respectively.

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

The following table shows the values of the time deposits that exceed the FGC insured amount by maturity as of December 31, 2024.

As of December 31, 2024	R$ in thousands
Time deposits exceeding the maximum insured

Maturity in 3 months or less	6,328,089,748
Maturity from 3 months to 6 months	2,949,865,547
Maturity from 6 months to 12 months	9,956,191,712
Maturity after 12 months	505,483,746,114
Total	524,717,893,120

132 – Form 20-F 2024 | Bradesco

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or “Nova Cidade de Deus”. Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see “Item 7.A. Major Shareholders”. For further information about our significant subsidiaries as of December 31, 2024, see Exhibit 8.1 to this annual report.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses, and our voting and ownership interest in each of them as of December 31, 2024. With the exception of Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information related to the consolidation of our significant subsidiaries, see Note 2.a) to our consolidated financial statements in “Item 18. Financial Statements”.

133 – Form 20-F 2024 | Bradesco

4.D. Property, Plant and Equipment

As of December 31, 2024, we owned 786 properties and leased 4,087 properties throughout Brazil and 11 properties abroad, all of which we used in the operation of our branches and business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

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

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the foreign exchange rate at the end of each year and the average foreign exchange rate for the periods indicated:

	In R$, except %
	2024	2023	2022
Inflation (IPCA)	4.8%	4.6%	5.8%
Appreciation/(depreciation) of the real against the U.S. dollar	(27.9)%	7.2%	6.5%
Period-end exchange rate-US$1.00	6.1923	4.8413	5.2177
Average exchange rate-US$1.00 (1)	5.3920	4.9953	5.1600

(1) Average exchange rate.
Sources: FGV and the Central Bank of Brazil.

The following table shows GDP variation in real terms, average base interest rates and average interbank interest rates for the periods indicated:

	2024	2023	2022
Change in real GDP (1)	3.6%	3.2%	3.0%
Average base interest rates (2)	10.0%	13.0%	12.4%
Average interbank interest rates (3)	10.0%	13.0%	12.4%

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

134 – Form 20-F 2024 | Bradesco

5.A.10.02 Effects of the global financial markets on our financial condition and operating results

In 2024, the world’s major central banks began normalizing monetary policy, led by the U.S. Federal Reserve. The ongoing global trend of disinflation enabled most countries to cut interest rates, but the pace of this shifting and broader economic impact varied across economies. As a result, the speed and scale of the interest rates reduction also differed from country to country.

In the U.S., inflation, as measured by the Personal Consumption Expenditures Price Index (“PCE”) ended 2024 at 2.6%, a percentage point below the previous year, but 0.6 percentage points above the target pursued by the U.S. Federal Reserve. In the European Union, inflation decreased more significantly from 5.4% to 2.4% during the period, primarily due to a more pronounced slowdown in the local economy. The region’s GDP grew just 0.9% in 2024, compared to the increase of 2.5% in the U.S.

Uncertainties related to USA trade tariffs and protectionist measures and geopolitical conflicts around the world may result in new inflationary pressures and pose further risk to global economic growth. Meanwhile, the weakened currency in Europe and China continues to support a stronger U.S. dollar, which will require emerging economies to navigate the evolving landscape with increased caution.

Reducing inflation and uncertainties regarding the fiscal scenario present additional challenges for Brazil. In the medium term, advances in the structural reform agenda, which signal sustainable trajectories for public debt in the coming years, remain an important factor for the economic landscape.

5.A.10.03 Effects of interest rates and currency devaluation/appreciation on net interest income

During periods of high interest rates, our interest income increases as a result of higher yields on our interest-earning assets. Simultaneously, our interest expense increases as interest rates on our interest-bearing liabilities also rise. Changes in the volumes of our interest-earning assets and interest-bearing liabilities also affect our interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans.

In addition, when the real appreciates, we incur: (i) gains on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense decreases; and (ii) losses on our assets denominated in, or indexed to, foreign currencies, such as our U.S. dollar-indexed securities and loans and advances, as the income from such assets as measured in reais decreases. Conversely, when the real depreciates, we incur: (i) losses on our liabilities denominated in, or indexed to, foreign currencies; and (ii) gains on our assets denominated in, or indexed to, foreign currencies.

In the year ended December 31, 2024, our net interest income increased by 22.5% compared to the year ended December 31, 2023, to R$67.455 billion in(from R$55.082 billion ), reflecting lower interest rates and decreased expenses with time deposits, insurance contract liabilities and securities sold under agreements to repurchase.

135 – Form 20-F 2024 | Bradesco

The following tables show our foreign currency-denominated or indexed assets and liabilities as of the dates indicated:

As of December 31,	R$ in thousands
	2024	2023	2022
Assets
Cash and balances with banks	9,508,721	5,754,226	8,478,739
Financial assets at fair value through profit or loss	7,686,883	11,402,529	11,829,562
Financial assets at fair value through other comprehensive income	19,688,426	12,527,248	23,029,523
Financial assets at amortized cost	647,502	844,012	452,949
Loans and advances to financial institutions, net of provision for expected losses	1,981,802	3,623,146	880,857
Loans and advances to customers, net of provision for expected losses	60,657,018	36,164,900	41,716,795
Property and equipment	155,707	86,089	62,245
Intangible assets and goodwill, net	107,293	53,397	36,197
Current income and other tax assets	390,386	331,235	145,584
Deferred income tax assets	116,683	185,108	206,188
Other assets	44,326,915	21,149,882	28,697,563
Total assets	145,267,336	92,121,772	115,536,202
Off-balance sheet accounts – notional value
Derivatives
Futures	11,304,965	10,470,069	8,701,823
Forward	75,742,872	33,955,881	27,777,248
Options	2,594,806	1,498,591	953,501
Swap	75,537,775	39,455,258	38,259,798
Total assets with derivatives (a)	310,447,754	177,501,571	191,228,572

As of December 31,	R$ in thousands
	2024	2023	2022
Liabilities
Deposits from banks	57,022,037	24,096,631	23,623,611
Deposits from customers	49,639,393	34,301,273	39,083,142
Financial liabilities at fair value through profit or loss	3,950,924	2,084,560	2,685,374
Securities issued	9,521,533	7,368,531	12,389,132
Subordinated debt	-	-	-
Insurance contracts liabilities	17,735	17,444	14,730
Other provisions	184,615	148,564	108,008
Current income tax liabilities	165,629	40,257	8,892
Deferred income tax liabilities	90,151	56,300	68,231
Other liabilities	16,381,484	15,298,158	18,308,497
Total liabilities	136,973,501	83,411,718	96,289,617
Off-balance sheet accounts – notional value
Derivatives
Futures	47,252,890	39,459,745	40,518,873
Forward	61,937,583	27,988,676	23,885,594
Options	3,255,679	2,164,645	1,531,743
Swap	63,155,589	32,201,517	33,221,629
Total liabilities with derivative (b)	312,575,242	185,226,301	195,447,456
Net exposure (a-b)	(2,127,488)	(7,724,730)	(4,218,884)

We use swaps, futures contracts and other hedging instruments to minimize the potential impact of currency fluctuations on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2.d) (iii) and 7 to our consolidated financial statements in “Item 18. Financial Statements”.

Our net exposure in relation to our net assets amounted to 1.3% as of December 31, 2024, 4.6% as of December 31, 2023 and 2.6% as of December 31, 2022.

136 – Form 20-F 2024 | Bradesco

5.A.10.04 Taxes

Our income tax expenses consist of two federal taxes affecting adjusted net income: IRPJ, which is levied at a rate of 15.0% plus an additional 10.0% on taxable profits that exceed R$240 thousand per annum, and the Social Contribution Tax (“CSLL”), which is currently levied at a rate of 20.0% for banks of any kind and development agencies and at a rate of 15.0% for the majority of other financial institutions (e.g., capitalization and private insurance, loan companies and security brokers, among others). On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, increasing the CSLL rates by 5.0%, and was subsequently converted into Law No. 14,183/21, which (i) increased the CSLL rate for banks to 25.0%, later reduced to 20.0% as of January 1, 2022, and (ii) maintained the increase in the CSLL rate to 20.0% for most other financial institutions until December 31, 2021, which was subsequently reduced to 15.0%.

Corporations based in Brazil may pay shareholders’ interest on shareholders’ equity as an alternative form of making dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on shareholders’ equity. For further information on our tax expenses, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.80 Taxes related to our activities – 4.B.80.02 Income Tax and social contribution on profit”; “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”; and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.03 Interest on shareholders’ equity (JCP)”.

The following table shows the amount of income tax paid in the years ended December 31, 2024 and 2023 by each tax jurisdiction in which we operate overseas.

Country	R$ in thousands
	2024	2023
USA	161,613	120,602
Mexico	68,966	13,156
Cayman Islands	466,424	344,642
Luxembourg	8,218	3,313
Other	101	-
Total	705,322	481,713

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

The financial information in respect of our operating segments was prepared based on reports produced for our Management to assess performance and make decisions about the allocation of funds for investments and other purposes. Our Management uses various data, including financial data prepared under Brazilian Generally Accepted Accounting Principles (BR GAAP) and non-financial metrics, measured on different databases. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with the IFRS Accounting Standards. Where there are significant differences between the aggregated amounts reported for our operating segments and the equivalent amounts in our consolidated statement of income, such differences are explained in conjunction with the explanations of the results that precede them.

137 – Form 20-F 2024 | Bradesco

5.A.20.01 Results of operations for the year ended December 31, 2024, compared with the year ended December 31, 2023

The following tables set out the principal components of our net income for the years ended December 31, 2024 and 2023, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %

	2024	2023	% change

Interest and similar income	211,733,717	211,458,474	0.1%
Interest and similar expenses	(144,279,153)	(156,376,055)	(7.7)%
Net interest income	67,454,564	55,082,419	22.5%
Fee and commission income	28,336,487	26,956,763	5.1%
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	(2,249,836)	10,895,796	(120.6)%
Net gains/(losses) on financial assets at fair value through other comprehensive income	1,031,353	1,841,022	(44.0)%
Net gains/(losses) on foreign currency transactions	2,704,502	262,501	930.3%
Gross profit from insurance and pension plans	8,942,260	5,235,711	70.8%
- Insurance and pension income	59,253,004	51,252,827	15.6%
- Insurance and pension expenses	(50,310,744)	(46,017,116)	9.3%
Other operating income	10,428,279	18,235,030	(42.8)%
Expected loss on loans and advances	(26,636,777)	(30,176,989)	(11.7)%
Expected loss on other financial assets	(889,156)	(1,940,035)	(54.2)%
Personnel expenses	(22,277,310)	(20,814,458)	7.0%
Other administrative expenses	(16,582,966)	(16,286,260)	1.8%
Accumulated depreciation and amortization	(6,371,096)	(6,025,244)	5.7%
Other operating income/(expenses)	(18,093,096)	(16,924,556)	6.9%
Other operating expense	(90,850,401)	(92,167,542)	(1.4)%
Income before income taxes and share of profit of associates and joint ventures	15,368,929	8,106,670	89.6%
Share of profit of associates and joint ventures	1,531,585	2,101,681	(27.1)%
Income before income taxes	16,900,514	10,208,351	65.6%
Income taxes	641,639	4,294,414	(85.1)%
Net income for the year	17,542,153	14,502,765	21.0%

138 – Form 20-F 2024 | Bradesco

Segment	R$ in thousands, except %
	As of and for the year ended December 31,
	Banking (A)			Insurance, Pension Plans and Capitalization Bonds (B)
	2024	2023	% change	2024	2023	% change
Revenue from financial intermediation	169,745,125	164,122,043	3.4%	37,327,260	39,941,507	(6.5)%
Expenses from financial intermediation	(98,810,413)	(97,495,630)	1.3%	(30,050,169)	(32,892,243)	(8.6)%
Financial margin	70,934,712	66,626,413	6.5%	7,277,091	7,049,264	3.2%
Expected Credit Loss Associated with Credit Risk expense	(33,123,621)	(37,110,675)	(10.7)%	-	-	-
Gross income from financial intermediation	37,811,091	29,515,738	28.1%	7,277,091	7,049,264	3.2%
Other income from insurance, pension plans and capitalization bonds	-	-	-	11,520,350	9,800,620	17.5%
Fee and commission income and income from banking fees	36,213,830	34,269,254	5.7%	1,923,437	1,164,685	65.1%
Personnel expenses	(23,027,137)	(21,256,640)	8.3%	(2,451,779)	(2,651,786)	(7.5)%
Other administrative expenses	(21,498,490)	(20,866,134)	3.0%	(2,119,793)	(2,065,805)	2.6%
Tax expenses	(6,313,204)	(6,582,213)	(4.1)%	(1,391,406)	(1,436,686)	(3.2)%
Share of profit (loss) of associates and jointly controlled companies	121,511	151,414	(19.7)%	243,403	421,723	(42.3)%
IR / CSI and Other operating income/expenses	(13,425,161)	(9,198,676)	45.9%	(5,945,008)	(3,468,750)	71.4%
Net income	9,882,440	6,032,743	63.8%	9,056,295	8,813,265	2.8%

	As of and for the year ended December 31,
	2024			2023
	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2024 (A+B+C)	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments (C)	Consolidated 2023 (A+B+C)
Revenue from financial intermediation	207,072,385	6,147,351	213,219,736	204,063,550	20,394,243	224,457,793
Expenses from financial intermediation	(128,860,582)	(15,418,571)	(144,279,153)	(130,387,873)	(25,988,182)	(156,376,055)
Financial margin	78,211,803	(9,271,220)	68,940,583	73,675,677	(5,593,939)	68,081,738
Expected Credit Loss Associated with Credit Risk expense	(33,123,621)	5,597,688	(27,525,933)	(37,110,675)	4,993,651	(32,117,024)
Gross income from financial intermediation	45,088,182	(3,673,532)	41,414,650	36,565,002	(600,288)	35,964,714
Other income from insurance, pension plans and capitalization bonds	11,520,350	(1,761,186)	9,759,164	9,800,620	(3,756,180)	6,044,440
Fee and commission income and income from banking fees	38,137,267	(9,800,780)	28,336,487	35,433,939	(8,477,176)	26,956,763
Personnel expenses	(25,478,916)	3,201,606	(22,277,310)	(23,908,426)	3,093,968	(20,814,458)
Other administrative expenses	(23,618,283)	664,221	(22,954,062)	(22,931,939)	620,435	(22,311,504)
Tax expenses	(7,704,610)	829,650	(6,874,960)	(8,018,899)	675,050	(7,343,849)
Share of profit (loss) of associates and jointly controlled companies	364,914	1,166,671	1,531,585	573,137	1,528,544	2,101,681
IR/CSI and Other operating income/expenses	(19,370,169)	7,976,768	(11,393,401)	(12,667,426)	6,572,404	(6,095,022)
Net income	18,938,735	(1,396,582)	17,542,153	14,846,008	(343,243)	14,502,765

139 – Form 20-F 2024 | Bradesco

The following are explanations of material changes to the material line items of our income statement prepared in accordance with IFRS Accounting Standards:

➢ Interest and similar income

Our interest and similar income increased by R$275 million, or 0.1%, in the year ended December 31, 2024 compared to the year ended December 31, 2023, due to the increase in the average volume of interest-bearing assets, which had a positive impact of R$12,801 million on our revenues. This increase was partially offset by the reduction in the average rates of our interest yielding assets, reflecting the decrease in the SELIC rate, which decreased from an average of 13.25% during 2023 to an average of 11.96% during 2024, in addition to changes in other economic-financial indices, such as inflation. These factors had a negative impact on our revenues amounting to R$12,526 million.

➢  Interest and similar expenses

Our interest and similar expenses reduced R$12,097 million or 7.7% in 2024 compared to 2023, due to a reduction in the average interest rate paid which decreased our expenses by R$25,732 million, with emphasis on: (i) time deposits whose interest and similar expenses reduced by R$8,847 million; (ii) insurance contracts liabilities whose interest and similar expenses reduced by R$6,574 million; and (iii) securities sold under agreements to repurchase whose interest and similar expenses reduced by R$6,079 million. These reductions were partially offset by the increase in the average volume of our interest-bearing liabilities, which our interest and similar expenses by R$13,635 million.

➢  Fee and commission income

Our net fee and commission income increased by R$1,380 million, or 5.1%, in the year ended December 31, 2024 compared to the year ended December 31, 2023, reflecting growth in revenue as a result of, among other things and increase in: (i) capital market/financial advisory income (an increase of R$446 million, or 36.5%); (ii) consortia administration income (an increase of R$383 million, or 16.7%); and (iii) credit cards (an increase of R$282 million, or 3.0%). This increase was partially offset by lower revenues in respect of: (i) collections and revenues (a decrease of R$218 million, or 10.2%); and (ii) checking accounts (a decrease of R$141 million, or 2.0%), all of which have been influenced by our portfolio adjustment strategy, which includes fee-exempt products designed to align with market trends and meet customer demand for more accessible services. This approach also supports our broader strategy to attract and retain clients.

➢  Net gains (losses) on financial assets and liabilities at fair value through profit or loss

Our net losses on financial assets and liabilities at fair value through profit or loss totaled R$2,250 million in the year ended December 31, 2024, compared to a gain of R$10,896 million in year ended December 31, 2023, due to the lower returns on investments in securities, primarily including: (i) fixed income, totaling a loss of R$2,607 million in 2024 (compared to a gain of R$7,307 million in the year ended December 31, 2023), reflecting the reduction of R$19,362 million, or 6.9%, in investments in Brazilian government bonds in the year ended December 31, 2024; and (ii) equity totaling a loss of R$543 million in the year ended December 31, 2024 (compared to a gain of R$1,555 million in the year ended December 31, 2023).

➢  Gross profit from insurance and pension plans

Our gross profit from insurance and pension plans for the year ended December 31, 2024 increased by R$3,707 million, or 70.8%, compared to year ended December 31, 2023, due to the increase in insurance and pension income (an increase of R$8,000 million or 15.6%) and a subsequent increase in premiums issued and increased contribution from pension plans (including VGBL).

➢	Expected loss on loans and advances

Our expenses in relation to expected loss on loans and advances for the year ended December 31, 2024 decreased by R$3,540 million, or 11.7%, compared to year ended December 31, 2023, driven by the improvement in the profile of the portfolio (mainly retail), as the quality of the new credit cohorts and actions implemented in the credit concession and recovery process generated greater efficiency in collections and resulted in higher credit recovery revenues.

140 – Form 20-F 2024 | Bradesco

The following table shows the changes in our expected losses on loans and advances, expenses with losses of loans and advances, amounts recovered and charge-offs for the years ended December 31, 2024 and 2023, as well as our ratio of expenses with losses to the average balances of loans and advances to customers (shown as a percentage of the average balance of loans and advances to customers), in all cases as set out in Note 11(d) (Consolidated – All stages) of our consolidated financial statements prepared in accordance with IFRS-Accounting Standards as included in “Item 18. Financial Statements”.

	R$ in thousands, except %
	2024	2023	% change
Balance at the beginning of the period	53,661,810	59,213,997	(9.4)%
Expected credit loss for loans and advances (1) (2)	36,478,522	34,849,384	4.7%
Loan write-offs	(38,577,415)	(40,401,571)	(4.5)%
Expected credit losses for loans and advances at the end of the year	51,562,917	53,661,810	(3.9)%
Ratio of expected credit losses for loans and advances to average loans and advances to customers	5.5%	5.5%

(1) It includes expected losses on loan commitments and financial guarantees provided; and

(2) Represents the net increase in ECL due to originations and provision constitutions / (reversions). Does not include the Revenue from credit recovery in the amount of R$9,842 million in 2024 (R$4,673 million in 2023) that is presented as part of the Expected Loss on Loans and Advances in our Statement of Income.

We recorded a provision for expected losses on loans and advances to customers of R$51,563 million as of December 31, 2024, reaching a coverage ratio of loans over 90 days past due of 180.1% as of December 31, 2024 (164.6% as of December 31, 2023), and a coverage ratio of loans over 60 days past due of 152.6% as of December 31, 2024 (140.3% as of December 31, 2023). We calculate our coverage ratio of loans over 60 days and 90 days past due by dividing the total balance of expected credit losses for loans and advances to customers by the balance of loans and advances to customers more than 60 days overdue and more than 90 days overdue, respectively.

Our credit losses, net of recoveries, reached 4.3% of the average balance of loans and advances to customers in 2024 (compared to 5.6% in 2023). For further information about our credit losses, net of recoveries, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.06 Expected credit losses on loans and advances”.

Our portfolio of loans and advances to customers increased by 14.4%, to R$720,240 million in the year ended December 31, 2024 from R$629,687 million in the year ended December 31, 2023, reflecting an increasing number of transactions with: (i) legal entities, which increased by 17.6% compared to 2023, primarily due to: (a) a 26.5% increase in financing and transfers (including import/export financing, real estate, vehicles, BNDES/Finame transfers and leasing), and (b) a 12.4% increase in loans (including working capital, rural loans and others); and (ii) individuals, which saw an 11.9% increase compared to 2023, primarily due to: (a) a 14.0% increase in loans (including personal payroll-deductible loans, personal and rural loans), and (b) a 13.4% increase in financing and transfers (including real estate and vehicle financing, BNDES/Finame transfers and others).

➢  Personnel expenses

Our personnel expenses for the year ended December 31, 2024 increased by R$1,463 million, or 7.0%, compared to year ended December 31, 2023, as a result of increased expenses with payroll and social security charges of 6.9% and benefits of 4.7%, reflecting the annual collective bargaining agreement that takes effect from September each year, resulting in a 4.64% increase in salaries and benefits for2024 (compared to 4.58% in 2023). Additionally, the increase in performance-related remuneration expenses was driven by the profit growth during the period.

141 – Form 20-F 2024 | Bradesco

➢  Income tax and social contribution

The following table reflects, on a consolidated basis, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2024	2023
Income before income tax and social contribution	16,900,514	10,208,351
Total burden of income tax and social contribution at the current rates	(7,605,231)	(4,593,758)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	689,213	945,756
Interest on shareholders’ equity	5,077,509	5,089,859
Other amounts (1)	2,480,148	2,852,557
Income tax and social contribution benefit for the period	641,639	4,294,414
Effective rate	3.8%	42.1%

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

The decrease in our income tax and social contribution benefit is largely related to the increase in income before income tax and social contribution (taxable base), as well as the reduction of the benefits of non-taxable revenues, such as dividends and earnings (losses) of associates and joint ventures. For more information on Income tax and social contribution, see Note 37 of our Consolidated Financial Statements in “Item 18. Financial Statements”.

➢	Net Income

As a result of the above, our net income increased by 21.0%, to R$17,542 million in the year ended December 31, 2024 from R$14,503 million in the year ended December 31, 2023.

See “"FORM 20-F 2023 - Item 5.A. Operating Income – 5.A.20 Results by operational segment” of our annual report for the year ended December 31, 2023 for a comparative discussion of our operating results for the years ended December 31, 2023 and 2022.

142 – Form 20-F 2024 | Bradesco

For segment reporting purposes, the following sections explain of material changes to certain material line items of our income statement prepared in accordance with BR GAAP, as well as explanations of significant differences between the aggregated amounts reported for our operating segments and the equivalent amounts in our consolidated statement of income:

5.A.20.01-01 Financial Margin

Our financial margin is equivalent to the aggregate of the following IFRS Accounting Standards captions: net interest income; net profit/(loss) on financial assets/liabilities at fair value through profit or loss; net profit/(loss) on financial assets at fair value through other comprehensive income and net profit/(loss) on foreign currency transactions. It reflects the net income of our financial intermediation activities before the expenses of expected losses on loans and advances.

The following table breaks down the variation in our financial margin by segment, showing the impact of changes in the average volume of interest-earning assets; changes in average interest rates and the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing the years ended December 31, 2024 and 2023:

	R$ in thousands
	Banking	Insurance, Pension Plans and Capitalization Bonds
	2024/2023
	Increase/(decrease)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities(1)	(2,011,500)	267,199
Due to changes in average interest rates	9,468,876	(504,551)
Due to Brazilian real appreciation/depreciation	475,633	(142)
Non-interest gains / losses	(3,624,710)	465,321
Net change	4,308,299	227,827

(1)Of this amount, R$ 14,990,341 refers to interest earning assets and R$ 17,001,841 to interest-bearing liabilities in the banking segment and R$ 3,999,350 interest earning assets and -R$ 3,732,150 to interest-bearing liabilities in the insurance, pension plans and capitalization bonds segment.

➢	Banking

The 6.5% increase in our financial margin reflects the variation in interest rates in Brazil, which decreased from an average of 13.25% in the year ended December 31, 2023 to 11.96% in the year ended December 31, 2024, reducing the average rates on our interest-bearing liabilities and reducing our expenses by R$19,606 million. This increase was partially offset by the increase in the average volume of our interest-bearing liabilities, primarily securities sold under agreements to repurchase and borrowing and on-lending, which together impacted our expenses by R$10,300 million.

The variation in non-interest gains/losses is mainly related to our results obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as investment fund quotas.

➢	Insurance, pension plans and capitalization bonds

The increase of 3.2% in our financial margin is related to the behavior of the economic and financial indeces that impacted the performance of financial investments, especially investments linked to the IGP-M, IPCA and SELIC/CDI, as well as the updating of technical provisions. The average volume of our business also experienced growth (10.8%), increasing our revenues by R$267 million. It is important to note that the financial margin for this segment also includes gains and losses on financial instruments and derivatives and the result of other assets that do not yield interest (shares and quotas of investment funds).

143 – Form 20-F 2024 | Bradesco

a) Revenue from financial intermediation

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets, interest and similar income earned and the average interest rates as of and for the years ended December 31, in 2024 and 2023:

As of and for the year ended December 31,	R$ in thousands, except %
	2024			2023
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Average balance of interest-earning assets
Financial assets at fair value through profit or loss	358,109,730	27,842,234	7.8%	329,916,678	28,363,663	8.6%
Financial assets at fair value through other comprehensive income	210,390,801	24,537,302	11.7%	200,721,638	16,906,668	8.4%
Financial assets at amortized cost	184,945,971	20,118,794	10.9%	184,953,791	25,277,210	13.7%
Loans and advances to financial institutions	176,390,408	27,775,382	15.7%	150,828,467	28,323,764	18.8%
Loans and advances to customers	665,696,054	102,544,122	15.4%	636,390,316	102,617,786	16.0%
Compulsory and voluntary deposits with the Central Bank	101,402,567	8,894,336	8.8%	95,234,018	9,943,391	10.4%
Other interest-earning assets	110,419	21,547	-	101,068	25,992	-
Total interest-earning assets	1,697,045,950	211,733,717	12.5%	1,598,145,976	211,458,474	13.2%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2024	2023	% change	2024	2023	% change
Average balance of interest-earning assets
Financial assets held for trading	86,204,231	82,860,211	4.0%	308,340,921	269,126,651	14.6%
Financial assets available for sale	261,826,706	253,431,809	3.3%	34,236,252	29,105,853	17.6%
Investments held to maturity	48,668,402	44,520,699	9.3%	51,176,079	57,014,972	(10.2)%
Loans and advances to financial institutions	212,369,801	191,337,263	11.0%	-	-	-
Loans and advances to customers	674,454,000	619,873,661	8.8%	-	-	-
Compulsory and voluntary deposits with the Central Bank	121,597,881	108,423,116	12.2%	-	-	-
Other interest-earning assets	212,478	236,873	(10.3)%	-	-	-
Total	1,405,333,499	1,300,683,632	8.0%	393,753,252	355,247,476	10.8%
Average interest rate earned	13.7%	14.4%		9.4%	11.3%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table breaks down the variation in our revenue from financial intermediation by segment, showing the impact of changes in the average volume of interest-earning assets; changes in average interest rates and the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing the years ended December 31, 2024 and 2023:

	Banking	Insurance, pension and capitalization bonds
	2024/2023
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	14,990,341	3,999,350
Due to changes in average interest rates	(9,950,319)	(7,078,776)
Due to Brazilian real appreciation/depreciation	289,295	(142)
Non-interest gains / losses	293,765	465,321
Net change	5,623,082	(2,614,247)
144 – Form 20-F 2024 | Bradesco

➢	Banking

The R$5,623 million, or 3.4%, increase in revenue from financial intermediation reflects the growth in the average volume of our business, which contributed R$14,990 million to our revenues, primarily due to, the increase in our loans and advances to financial institutions and customers. This increase was partially offset by the change in interest rates in Brazil, which decreased from an average of 13.25% in the year ended December 31, 2023 to 11.96% in the year ended December 31, 2024, reducing our revenues by R$9,950 billion.

Revenue from financial intermediation from loans and advances to customers totaled R$113,951 million for the year ended December 31, 2024, growth of 13.2% compared to 2023, reflecting an increase of 8.8% in the average balance of these assets, increasing revenues by R$9,111 million.

Revenue from financial intermediation from investments held to maturity totaled R$3,282 million for the year ended December 31, 2024, an increase of 0.5% compared to the year ended December 31,2023. This growth was driven by an increase of 9.3% in the average volume of these assets, benefiting our revenues in R$291 million.

Revenue from financial intermediation from compulsory and voluntary deposits at the Central Bank totaled R$8,894 million for the year ended December 31, 2024, a decrease of 10.6% compared to the year… 2023. This was primarily due to the decrease in interest rates practiced in Brazil, impacting our revenues by R$2,166 million.

Revenue from financial intermediation from loans and advances to financial institutions totaled R$27,739 million for the year ended December 31, 2024, a decrease of 1.5% compared to the year ended December 31, 2023, driven by a decrease in interest rates practiced in Brazil, impacting our revenues by R$3,341 million.

Revenue from financial intermediation from financial assets available for sale totaled R$31,081 million for the year ended December 31, 2024, a decrease of 3.5% compared to the year ended December 31,2023. This was primarily due to the decrease in interest rates applied in Brazil, impacting our revenues by R$2,167 million.

Revenue from financial intermediation from financial assets for trading totaled R$7,733 million for the year ended December 31, 2024, a decrease of 40.8% compared to year ended December 31, 2023, driven by the interest rates in Brazil, which decreased from an average of 13.25% during 2023 to an average of 11.96% during 2024, impacting our revenues by R$5,843 million.

The non-interest gains/losses are mainly related to our results obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as shares and investment fund quotas.

➢	Insurance, pension plans and capitalization bonds

The R$2,614 million or 6.5% decrease in our financial intermediation revenues was primarily due to a 10.3% decrease in revenues from financial assets for trading, mainly as a result of declining interest rates in Brazil, from an average of 13.25% during 2023 to an average of 11.96% during 2024, impacting our revenues by R$7,281 million. This was partially offset by the increase in the average volume of these assets, contributing to our revenues by R$4,108 million.

b) Expenses from financial intermediation

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities, the interest and similar expenses, and the average interest rates on them as of and for the years ended December 31, 2024 and 2023:

145 – Form 20-F 2024 | Bradesco

As of and for the year ended December 31,	R$ in thousands, except %
	2024			2023
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Interest and similar expenses
Savings deposits	130,078,185	7,977,114	6.1%	129,189,256	9,017,597	7.0%
Time deposits (1)	445,762,404	36,525,027	8.2%	424,465,761	44,206,372	10.4%
Securities sold under agreements to repurchase	284,206,503	29,159,155	10.3%	252,162,308	31,529,801	12.5%
Borrowing and on-lending	57,204,642	7,768,802	13.6%	50,430,934	5,834,892	11.6%
Securities issued	254,247,051	26,420,100	10.4%	231,100,602	25,887,914	11.2%
Subordinated debt	51,982,186	6,378,786	12.3%	49,562,546	7,007,236	14.1%
Insurance contracts liabilities	382,989,590	30,050,169	7.8%	341,187,944	32,892,243	9.6%
Total Interest and similar expenses	1,606,470,561	144,279,153	9.0%	1,478,099,351	156,376,055	10.6%

(1) Includes interbank deposits.

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2024	2023	% change	2024	2023	% change
Average balance of interest-bearing liabilities
Savings deposits	130,078,075	129,189,163	0.7%		-	-
Time deposits (1)	450,087,346	426,323,429	5.6%		-	-
Securities sold under agreements to repurchase	329,610,315	285,307,020	15.5%		-	-
Borrowing and on-lending	84,113,264	48,924,101	71.9%		-	-
Securities issued	275,087,342	246,086,425	11.8%		-	-
Subordinated debt	51,982,186	49,562,546	4.9%		-	-
Technical provisions for insurance, pension plans and capitalization bonds	-	-	-	382,989,590	341,187,944	12.3%
Total	1,320,958,528	1,185,392,684	11.4%	382,989,590	341,187,944	12.3%
Average interest rate paid	10.4%	11.8%		7.8%	9.6%

(1) Includes interbank deposits.

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average balance sheet and interest rate data”.

The following table shows, by segment, the variation in our expenses from financial intermediation that was attributable to changes in the average volume of interest-bearing liabilities, the changes attributable to average interest rates and the change attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing the years ended December 31, 2024 and 2023:

	Banking	Insurance, pension and capitalization bonds
	2024/2023
	Increase/(decrease)
Due to changes in average volume of interest-bearing liabilities	17,001,841	3,732,150
Due to changes in average interest rates	(19,419,195)	(6,574,224)
Due to Brazilian real appreciation/depreciation	(186,338)	-
Non-interest gains / losses	3,918,475
Net change	1,314,783	(2,842,074)
146 – Form 20-F 2024 | Bradesco

➢	Banking

The increase of 1.3% in expenses from financial intermediation for the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily due to the increase in the average volume of interest-bearing liabilities, which increased our expenses by R$17,002 million, with emphasis on higher expenses related to: (i) securities issued, (ii) securities sold under agreements to repurchase, and (iii) borrowings and onlendings. This increase was offset by lower funding rates, which reduced our expenses by R$19,419 million.

The decrease in non-interest gains/losses is mainly related to the result obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as shares and investment fund quotas.

➢  Insurance, pension plans and capitalization bonds

The decrease of 8.6% in expenses from financial intermediation was driven by the variation in interest rates in Brazil, which went from an average of 13.25% in the year ended December 31, 2023 to an average of 11.96% in the year ended December 31, 2024, decreasing our expenses by R$6,574 million. This reduction was partially offset by the increase in the average volume of our business, which increased our expenses by R$3,732 million.

5.A.20.01-02 Fee and commission income and income from banking fees, other income from insurance, pension plans and capitalization bonds, share of profit (loss) of associates and jointly controlled companies and other operating income

The following table shows on a consolidated basis and by segment, the principal components of our non-interest income as of and for the years ended December31, 2024 and 2023:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2024	2023	% change
Fee and commission income	28,336,487	26,956,763	5.1%
Net profit from insurance and pension plans	8,942,260	5,235,711	70.8%
Share of profit of associates and joint ventures	1,531,585	2,101,681	(27.1)%
Other operating income	24,895,087	25,414,951	(2.0)%
Total	63,705,419	59,709,106	6.7%

Segment	R$ in thousands, except %
	Banking			Insurance, pension plans and capitalization bonds
	2024	2023	% change	2024	2023	% change
Fee and commission income and income from banking fees	36,213,830	34,269,254	5.7%	1,923,437	1,164,685	65.1%
Other income from insurance, pension plans and capitalization bonds	-	-	-	11,520,350	9,800,620	17.5%
Share of profit (loss) of associates and jointly controlled companies	121,511	151,414	(19.7) %	243,403	421,723	(42.3)%
Other operating income	14,082,864	14,928,169	(5.7)%	4,085,092	5,350,331	(23.6)%
Total	50,418,205	49,348,837	(2.2)%	17,772,282	16,737,359	(6.2)%
➢	Banking

Fee and Commission Income: Increased as a result of the increase of: (i) 7.9% in card revenues, reflecting the 4.8% increase in the total payment volume; (ii) 28.4% in loan operations, resulting from the higher origination of working capital loans and commissions associated with the guarantees provided; (iii) 36.6% in capital market and financial advisory; and (iv) 9.7% in asset management, reflecting the performance of net funding in a challenging market, which reaffirms our commitment to deliver consistent results and offer our clients adequate products to meet their needs.

147 – Form 20-F 2024 | Bradesco

➢	Insurance, pension plans and capitalization bonds

Other income from insurance, pension plans and capitalization bonds: The increase of 17.5% in income from insurance, pension plans and capitalization bonds is related to the increase of 14% in revenues, totaling R$121.1 billion in the year ended December 31, 2024 (R$106.6 billion in the year ended December 31, 2023), due to a higher revenue in the following products: (i) Life and pension plans (R$8,753 million or 17.8%); and (ii) health (R$4,635 million or 11.1%).

➢	Main difference between balances by segment and consolidated balances

In 2023, we adopted IFRS Accounting Standards 17 as a replacement for IFRS Accounting Standards 4. IFRS Accounting Standards 17 apply to insurance and reinsurance contracts maintained as of January 1, 2023. We highlight that the information presented by segment is prepared in accordance with BR GAAP and therefore does not reflect the adoption of IFRS Accounting Standards 17, which applies only to our consolidated financial information prepared in accordance with IFRS Accounting Standards.

In addition to the explanations above, we highlight below the main difference between our non-interest income by segment (based on BR GAAP) and our consolidated non-interest income (IFRS Accounting Standards ) for the year ended December 31, 2024:

•	Non-interest income: The difference in our interest income prepared in accordance with BR GAAP compared to IFRS Accounting Standards (R$4,485 million in the year ended December 31, 2024 and R$6,377 million in the year ended December 31, 2023) is mainly due to the difference in the calculation basis of the effective interest rates according to IFRS Accounting Standards compared to BR GAAP. In addition to overall adjustments, originating from proportionally consolidated companies and the “non-consolidation” of exclusive funds.

5.A.20.01-03 Personnel expenses, other administrative expenses and other operating expenses

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expenses as of and for the years ended December 31, 2024 and 2023:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2024	2023	% change
Personnel expenses	(22,277,310)	(20,814,458)	7.0%
Other administrative expenses	(16,582,966)	(16,286,260)	1.8%
Accumulated depreciation and amortization	(6,371,096)	(6,025,244)	5.7%
Other operating expenses	(42,988,184)	(42,339,507)	1.5%
Total	(88,219,556)	(85,465,469)	3.2%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2024	2023	% change	2024	2023	% change
Personnel expenses	(23,027,137)	(21,256,640)	8.3%	(2,451,779)	(2,651,786)	(7.5)%
Other administrative expenses	(21,498,490)	(20,866,134)	3.0%	(2,119,793)	(2,065,805)	2.6%
Other operating expenses	(36,059,060)	(36,861,612)	(2.2)%	(5,481,863)	(4,677,658)	17.2%
Total	(80,584,687)	(78,984,386)	2.0%	(10,053,435)	(9,395,249)	7.0%
➢	Banking
•	Personnel expenses: increased expenses in respect of: payroll, social charges and benefits, reflecting the collective bargaining agreement which takes effect in September each year, resulting in a 4.64% increase in salaries and benefits for 2024 (compared to 4.58% in 2023).

We highlight that, as a result of the revision of the footprint and strict cost management, our other administrative expenses registered growth of 3.0% compared to 2023, below the inflation rates.

148 – Form 20-F 2024 | Bradesco

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

We monitor our asset and liability positions in accordance with the requirements and guidelines of the Central Bank of Brazil. Our Asset and Liability Management and Treasury Executive Committee meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and endorse the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices for the transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and endorse results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by the Treasury.

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

In addition, we receive daily reports on our mismatched and open positions, while our Asset and Liability Management and Treasury Executive Committee assesses our risk position every two weeks.

5.B.20 Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. We believe that the components of our Liquidity Coverage Ratio and Net Stable Funding Ratio (LCR and NSFR, respectively) are in line with best market practices as well as Basel III requirements. As of December 31, 2024, the LCR and NSFR indicators were 141.1% and 121.2%, respectively. For further information on Basel III, see “Item 5.B.40 Capital Compliance – Basel III”.

The Treasury area acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including foreign exchange and interbank transactions. The Treasury area covers any funding shortfall by borrowing in the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

149 – Form 20-F 2024 | Bradesco

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•	demand, savings, and time deposits, as well as interbank deposits, representing 33.9% of the average balance of liabilities in the year ended December 31, 2024, compared to 35.4% in the year ended December 31, 2023 and 35.7% in the year ended December 31, 2022; and
•	securities sold under agreements to repurchase, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies, representing 35.4% of the average balance of liabilities for the year ended December 31, 2024, compared to 34.4% in the year ended December 31, 2023 and 33.2% in the year ended December 31, 2022.

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

In February 2020, the Central Bank of Brazil published Circulars No. 3,986/20 and No. 3,987/20 and, in March 2020, Circular No. 3,993/20, which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Retrospectively, BCB No. 78/21 of the Central Bank of Brazil, of March 2021, redefined the validity of the rate of 17% of compulsory deposits on term deposits until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on term deposits with the value of the bank’s total financial limit on the bank’s forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lesser impact came in response to the facts stemming from the COVID-19 pandemic.

The following table shows the average balance and average interest rates of our liabilities (interest-bearing and non-interest-bearing) for the periods indicated measured using month-end balances:

150 – Form 20-F 2024 | Bradesco

R$ in thousands, except %	2024			2023			2022
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest-bearing liabilities
Savings deposits	130,078,185	7.1%	6.1%	129,189,256	7.6%	7.0%	134,746,815	8.4%	6.9%
Time deposits	445,762,404	24.4%	8.2%	424,465,761	25.0%	10.4%	384,395,799	24.0%	8.6%
Securities sold under agreements to repurchase	284,206,503	15.6%	11.1%	252,162,308	14.9%	12.5%	226,392,715	14.1%	11.5%
Borrowing and on-lending	57,204,642	3.1%	13.6%	50,430,934	3.0%	11.6%	58,398,920	3.6%	8.9%
Securities issued	254,247,051	13.9%	10.4%	231,100,602	13.6%	11.2%	193,743,029	12.1%	11.0%
Subordinated debt	51,982,186	2.8%	12.3%	49,562,546	2.9%	14.1%	53,270,623	3.3%	13.6%
Insurance contract liabilities	382,989,590	21.0%	7.8%	341,187,944	20.1%	9.6%	308,418,498	19.2%	9.5%
Total interest-bearing liabilities	1,606,470,561	87.9%	9.1%	1,478,099,351	87.1%	10.6%	1,359,366,399	84.8%	9.7%
Non-interest-bearing liabilities
Demand deposits	43,798,351	2.4%	-	46,551,331	2.7%	-	52,225,220	3.3%	-
Other non-interest-bearing liabilities	176,944,542	9.7%	-	173,069,018	10.2%	-	190,626,514	11.9%	-
Total non-interest-bearing liabilities	220,742,893	12.1%	-	219,620,349	12.9%	-	242,851,734	15.2%	-
Total liabilities	1,827,213,454	100.0%	-	1,697,719,700	100.0%	-	1,602,218,133	100.0%	-

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2024	2023	2022
Savings deposits	132,502,157	131,003,553	134,624,479
Time deposits	470,725,491	443,651,638	400,728,812
Securities sold under agreements to repurchase	283,049,765	272,404,788	222,694,031
Borrowing and on-lending	74,340,803	47,159,918	56,513,313
Securities issued	257,977,344	244,966,258	222,257,328
Subordinated debt	57,458,927	50,337,854	52,241,332
Insurance contracts liabilities	378,792,820	344,792,222	304,755,965
Total interest-bearing liabilities	1,654,847,307	1,534,316,231	1,393,815,260
Demand deposits	45,538,557	51,137,566	58,069,609
Other non-interest-bearing liabilities	200,156,006	175,055,328	180,393,086
Total non-interest-bearing liabilities	245,694,563	226,192,894	238,462,695
Total liabilities	1,900,541,870	1,760,509,125	1,632,277,955

Total deposits	648,766,205	625,792,757	593,422,900

5.B.20.01 Deposits

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2024, our deposits totaled R$648.8 billion, representing 34.1% of our total liabilities.

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

151 – Form 20-F 2024 | Bradesco

5.B.20.02 Securities sold under agreements to repurchase

Securities sold under agreements to repurchase consist mainly of funding we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transaction is generally short-term (normally intraday or overnight) and is volatile in terms of volume, as it is directly impacted by market liquidity. We believe that the risks associated with these transactions is low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its Regulatory Equity (RE), a limit we comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

The following table summarizes our funding with repurchase agreements for the periods indicated:

As of December 31,	R$ in thousands, except %
	2024	2023	2022
Securities sold under agreements to repurchase
Amount outstanding on December 31	283,049,765	272,404,788	222,694,031
Maximum amount outstanding during the period	294,603,814	272,404,788	254,709,675
Weighted average interest rate at period end	11.6%	11.0%	12.6%
Average amount during the period	284,206,503	252,162,308	226,392,715
Weighted average interest rate during the period (1)	11.1%	12.5%	11.5%

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

5.B.20.04 Funds from securities issued

Funds obtained from our issued securities originate mainly from the following operations:

➢	Financial notes: fixed income securities issued by us with the purpose of raising funds from individuals and legal entities in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with a shorter period of maturity. They are divided into two modalities:
•	Simple: consists of the promise of payment in nominative, transferable cash. In this way, it can be negotiated on the secondary market; and
152 – Form 20-F 2024 | Bradesco

•	Subordinated: with an initial investment and longer deadlines than the simple modality, it is used to reinforce our capital and, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment. It is therefore recommended for Qualified Investors.
➢	Real estate credit notes: securities for individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary correction;
➢	Agribusiness credit notes: security issued by us, intended for individuals, which are tied to credit rights of businesses conducted with rural producers or their cooperatives; and
➢	Letter of credit property guaranteed: we have been performing these operations since 2018, by issuing transferable nominative bonds, of freely negotiable title and guaranteed by the portfolio of assets subject to the fiduciary system.

The following table presents a summary of our resources of issuing of securities as of the dates indicated:

As of December 31,	R$ in thousands
	2024	2023	2022
Securities issued
Financial bills	106,220,794	105,426,827	93,772,038
Real estate credit notes	55,865,741	52,115,729	51,258,545
Agribusiness notes	46,738,613	40,062,692	31,176,213
Letters property guaranteed	35,805,829	36,144,798	30,290,640
Securities issued through securitization	5,016,063	3,925,938	8,456,444
Euronotes	4,513,282	3,442,593	3,934,384
Structured Operations Certificates	3,817,022	3,847,681	3,369,064
Total	257,977,344	244,966,258	222,257,328

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

5.B.20.06 Contractual obligations and off-balance sheet obligations

We guarantee the performance of our clients’ obligations with third parties. We have a right of recourse against the client to recover any amounts paid under these guarantees. In addition, we may retain cash or other highly liquid collateral to guarantee these commitments. The contracts are subject to the same credit assessment as other lending.

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

153 – Form 20-F 2024 | Bradesco

We expect many of these guarantees to expire without the need for a cash advance. Therefore, in the normal course of business, we expect that such transactions will not impact our liquidity.

We undertake these transactions to manage our clients’ financing needs. The guaranteed amounts are not recorded on our statement of financial position (balance sheet) in accordance with IFRS Accounting Standards. The following table summarizes our contractual obligations and transactions as of December 31, 2024:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year (1)	From 1 to 5 years	More than 5 years	Indefinite	Total
Time deposits	37,194,366	26,847,955	120,043,456	283,423,347	207,928	-	467,717,052
Demand deposits	45,538,557	-	-	-	-	-	45,538,557
Securities sold under agreements to repurchase	279,960,266	2,200,398	8,192	137,933	742,976	-	283,049,765
Borrowings	3,601,056	16,300,329	25,320,355	1,547,926		-	46,769,666
Onlending	889,689	1,519,503	7,459,728	16,432,083	1,270,134	-	27,571,137
Securities issued	13,379,511	19,378,189	102,787,023	114,001,784	8,430,837	-	257,977,344
Subordinated debt	1,052,551	388,396	10,316,004	3,953,583	23,128,142	18,620,251	57,458,927
Insurance contracts liabilities	311,308,769	11,677,891	7,699,325	22,976,197	25,130,638	-	378,792,820
Other obligations (2)	89,184,979	22,317,776	35,217,822	8,816,604	930,722	-	156,467,903
Total	782,109,744	100,630,437	308,851,905	451,289,457	59,841,377	18,620,251	1,721,343,171
Off-balance sheet obligations
Commitments to extend credit (3)	117,716,919	66,878,887	117,323,407	33,237,475	6,606,544	-	341,763,232
Financial guarantees (4)	1,249,613	5,175,642	40,577,902	49,665,778	22,560,674	-	119,229,609
Letters of credit for imports	184,467	511,961	200,793	-	-	-	897,221
Total	119,150,999	72,566,490	158,102,102	82,903,253	29,167,218	-	461,890,062
Overall Total	901,260,743	173,196,927	466,954,007	534,192,710	89,008,595	18,620,251	2,183,233,233

(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over;

(2) Includes lease operations, in the amount of R$3.1 billion;

(3) Includes available limits for credit cards, personal loans, housing loans, guaranteed accounts and overdrafts; and

(4) Refers to guarantees mostly provided for Corporate clients.

5.B.30 Cash flow

In the years ended December 31, 2024, 2023 and 2022, our cash flow was affected by our business strategy and changes in the Brazilian economic environment. The following table shows the principal variations in cash flows as of and for the years ended December 31, indicated below:

As of December 31,	R$ in thousands
	2024	2023	2022
Net cash provided by/(used in) operating activities	50,228,485	(177,628)	49,767,703
Net cash provided by/(used in) investing activities	(5,013,549)	83,606,232	(17,778,682)
Net cash provided by/(used in) financing activities	(23,676,490)	(23,062,770)	21,917,788
Net increase (decrease) in cash and cash equivalents	21,538,446	60,365,834	53,906,809

154 – Form 20-F 2024 | Bradesco

➢  2024

The increase in cash and cash equivalents observed in the period was primarily driven by:

•	The increase in cash provided by operating activities, is primarily due to the decrease in financial assets at fair value through profit or loss of R$ 10,561 million in 2024, compared to an increase of R$ 85,699 million in 2023, and in loans and advances to financial institutions of R$ 34,811 million in 2024 compared to an increase of R$ 35,005 million in 2023, partially offset by the increase in assets from loans and advances to customers of R$ 222,987 million in 2024 compared to R$ 111,830 million in 2023 and lower interest expenses paid of R$ 80,755 million in 2024 compared to R$ 88,961 million in 2023;
•	The change in cash used in investing activities, is primarily due to the increase in the acquisition of financial assets at fair value through other comprehensive income of R$82,179 million in 2024, compared to R$61,444 million in 2023. This impact was partially offset the reduction in disposals of financial assets at fair value through other comprehensive income of R$59,625 million in 2024 compared to an increase of R$112,550 million in 2023 and a decrease in interest received on financial assets at fair value through other comprehensive income and amortized costs of R$26,763 million compared to an increase of R$45,540 million in 2024; and
•	The change in investments in financing activities, is primarily due to the increase in the issue of subordinated debt of R$ 9,000 million in 2024 compared to R$ 1,129 million in 2023, increase in the payment of subordinated debt of R$ 5,313 million compared to R$ 3,569 million in 2023, offset by the reduction in funds from the issue of securities of R$ 54,734 million in 2024 compared to the increase of R$ 105. 259 million in 2023 and a decrease in the payment of funds from the issue of securities of R$ 56,728 million in 2024 compared to the increase of R$ 87,026 million in 2023 and a decrease in expenses with interest paid on financing liabilities of R$ 16,416 million in 2024 compared to the increase of R$ 28,219 million in 2023 and a decrease in interest on equity/dividends of R$ 6,541 million in 2024 compared to the increase of R$ 8,927 million in 2023.

We have not identified any legal or economic restrictions that prevent our subsidiaries from transferring funds to us, whether through dividends, loans, or advances, in compliance with the regulations of our regulatory body, which could affect our ability to meet our cash obligations.

See “FORM 20-F 2023 - Item 5.B. Liquidity and Capital Resources – 5.B.30 Cash flow” of our annual report for the year ended December 31, 2023 for discussion of cash flow for the year ended December 31, 2023.

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

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure the inclusion of material risks in capital structure. The Basel III Accord recommends the implementation of a leverage ratio as a supplementary capital measure, which, together with the Basel Ratio, aims to limit a financial institution’s risk exposure. It also assesses leverage through the ratio of Tier I Capital to book value assets plus off-balance exposure (overdraft facilities, sureties, guarantees and derivatives).

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

155 – Form 20-F 2024 | Bradesco

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

BCB Resolution No. 84/21, as amended by BCB Resolution No. 328/23, establishes that financial institutions authorized to operate by the Central Bank of Brazil should prepare and forward to the Central Bank of Brazil, on a monthly basis, information regarding (i) exposures to market risk, (ii) exposures related to the calculation of the RWA for market risk, used for the purpose of calculating minimum requirements for RE, Tier I, Common Equity and Additional of Common Equity; and (iii) exposures to the risk of interest rate variation in instruments classified in the banking portfolio.

In accordance with the rules set forth by the CMN Resolution No. 4,955/21, as amended, the RE of a financial institution consists of Tier I Capital plus Tier II Capital, and is used when setting its operating limits.

•	Tier I Capital is aimed at helping the bank to remain solvent, that is, remain as a going concern. Since the entry into force of Basel III, Tier I Capital was divided into two subgroups:
o	Common Equity composed, basically by shares and reserves; and
o	Additional Equity composed, basically by instruments that are analogous to hybrid capital and debt instruments.
•	Tier II Capital is contingent capital, subject to conversion into equity in the case of insolvency.

In normal market conditions, financial institutions must maintain an excess capital in relation to the minimum requirements in an amount greater than Additional of Common Equity (ACP), corresponding to the sum of the Additional of the Capital Conservation Buffer, the Countercyclical Capital Buffer and of Systemic Importance. Non-compliance with the rules of ACP results in restrictions on the payment of dividends and interest on own capital, distribution of net surplus, share buybacks, reduction of share capital, and variable compensation to its managers.

According to CMN Resolution No. 4,958/21, banks must maintain minimum capital requirements, including: (i) a minimum of 8.0% of common equity (shares, capital reserves and accumulated profits, after subtracting the regulated deductions); (ii) 9.5% of Tier I Capital (common equity plus the additional equity); and (iii) an index of total capital of 11.5%, with 3.5% related to the ACP installments.

CMN, through Resolution No. 4,958/21, as amended by CMN Resolution No. 5,194/24, determined the minimum requirements of the Reference Equity (RE), of Tier I and Common Equity, in addition to the Additional of Common Equity (ACP). The Resolution defines the percentages to be added to the RWA amount for calculation of the value of the Additional Conservation of Common Equity (ACP Conservation) installment in the following way: (i) 2.0%, in the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022. This measure aims to expand lending capacity, by widening the gap of capital, giving more space and security for banks to maintain their lending plans, and to gradually reestablish the ACP Conservation until March 31, 2022.

In 2024, the ACPs in force in the Brazilian National Financial System are as follows:

156 – Form 20-F 2024 | Bradesco

Percentage of Additional of Common Equity (in relation to RWA)	ACP
Percentage of Additional of Common Equity (in relation to RWA)	3.5%
of which: additional for equity conservation - ACPConservation	2.5%
of which: additional contracyclic- ACPContracyclic	0.0%
of which: Additional Systemic Importance of Common Equity - Systemic ACPS	1.0%

In 2017, the CMN issued Resolution No. 4,557/17, as amended by CMN Resolution No. 4,943/21, which established a series of rules on the subject and which detailed the structural operation of capital risk management and disclosure policy. On September 15, 2021, this Resolution was amended by CMN Resolution No. 4,943/21, which governed the management of social risk, environmental risk and climate-related risk.

In 2019, the Central Bank of Brazil issued Circular No. 3,930/19 and Circular Letter No. 3,936/19, which enacted, from January 1, 2020, new rules for the Dissemination of the Pillar 3 Report – Market Discipline, meeting the recommendations of BCBS. On January 1, 2021, BCB Resolution No. 54/20, as restated by BCB Resolution No. 328/23, which provides for the dissemination of the Pillar 3 Report, entered into force and replaced the provisions of Circular No. 3,930/19.

As of December 31, 2024, our Basel ratio was 14.8% of the total assets weighted by risk, higher than the level of 11.5% required by the Central Bank of Brazil. It is worth noting that the regulations regarding the list of instruments that are part of, or subtracted from, the Common Equity, the Additional Equity or the Tier II Capital, may be reviewed by the Central Bank of Brazil. In terms of capital, the combined effects of the implementation of CMN Resolution No. 4,966/21 and the new approach to operational risk will contribute to the increase in Tier I Capital starting from January 2025.

The following table shows our capital positions as a percentage of total risk-weighted assets:

As of December 31,	In %
	Basel III Prudential Consolidated
	2024	2023	2022
Tier I capital	12.4%	13.2%	12.4%
Common equity	10.5%	11.7%	11.0%
Additional capital	1.8%	1.6%	1.5%
Total Ratio	14.8%	15.8%	14.8%

5.B.50 Capital Management

We exercise capital management, performing periodic capital projections of at least three years, for which we consider changes in the economic scenario and in organizational business expectations at an organization-wide level. In addition, our capital management process includes the use of a Recovery Plan, which considers strategies to be adopted in extreme adverse scenarios; a Capital Plan; and a Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

These processes involve both the control and business areas, as directed by the Board of Executive Officers and the Board of Directors and have a governance structure composed of Commissions and Committees, with the Board of Directors being the highest authority.

The General Accounting Department is responsible for providing Senior Management with analyses and projections of capital availability and needs, identifying threats and opportunities that affect sufficiency planning, and seeking to optimize capital levels, thus complying with the regulations of the Central Bank of Brazil that govern capital management activities.

5.B.50.01 Corporate Capital Management Process

Capital management is carried out in order to ensure the conditions necessary for the achievement of our strategic objectives and to support the risks inherent in our activities.

When preparing our capital plan, we adopted a prospective approach of at least three years, anticipating the need for capital, establishing procedures and contingency actions to be considered in adverse scenarios and taking into account possible changes in the conditions of the regulatory, economic and business environment in which we operate.

157 – Form 20-F 2024 | Bradesco

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

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2024, and may not reflect interest rate positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to different repricing dates. Variations may also arise across the different currencies in which interest rate positions are held.

158 – Form 20-F 2024 | Bradesco

As of December 31, 2024	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	More than 5 years	Indefinite	Total
Interest-earning assets
Financial assets at fair value through profit or loss	328,137,836	-	-	-	-	-	328,137,836
Financial assets at fair value through other comprehensive income	26,309,646	17,697,059	7,431,699	37,659,332	57,678,391	-	146,776,127
Financial assets at amortized cost	26,624,590	17,296,633	16,122,409	148,260,712	58,687,623	-	266,991,967
Loans and advances to financial institutions	178,508,047	10,711,208	2,390,034	4,624,009	-	-	196,233,298
Loans and advances to customers	103,734,116	144,751,405	95,308,987	245,881,589	82,706,008	-	672,382,105
Compulsory and voluntary deposits with the Central Bank	113,310,078	-	-	-	-	-	113,310,078
Other assets	13,659,737	4,120,535	277,379	7,458,525	2,259,631	-	27,775,807
Total interest-earning assets	790,284,050	194,576,840	121,530,508	443,884,167	201,331,653	-	1,751,607,218
Interest-bearing liabilities							-
Deposits from banks (1)	286,908,672	34,522,663	18,795,160	19,429,536	742,976	-	360,399,007
Savings Deposits (2)	132,502,157	-	-	-	-	-	132,502,157
Time deposits	37,194,366	26,847,955	120,043,456	283,423,347	207,928	-	467,717,052
Securities issued	13,379,511	46,150,077	76,015,135	114,001,784	8,430,837	-	257,977,344
Subordinated debt	1,052,551	388,396	10,316,004	3,953,583	23,128,142	18,620,251	57,458,927
Insurance contracts liabilities (2)	311,308,769	11,677,891	7,699,325	22,976,197	25,130,638	-	378,792,820
Total interest-bearing liabilities	782,346,026	119,586,982	232,869,080	443,784,447	57,640,521	18,620,251	1,654,847,307
Asset/liability gap	7,938,024	74,989,858	(111,338,572)	99,720	143,691,132	(18,620,251)	96,759,911
Cumulative gap	7,938,024	82,927,882	(28,410,690)	(28,310,970)	115,380,162	96,759,911	-
Ratio of cumulative gap to total interest-earning assets	0.5%	4.7%	(1.6)%	(1.6)%	6.6%	5.5%	-

(1) Including: Securities sold under agreements to repurchase, borrowings, onlendings and interbank deposits; and

(2) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

5.B.80 Foreign exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material foreign exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in, and indexed to, foreign currencies, principally the U.S. dollar. As of December 31, 2024, our net foreign currency liability exposure, considering derivative financial instruments, was R$2,127 million, or 1.3% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

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

As of December 31, 2024, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

159 – Form 20-F 2024 | Bradesco

As of December 31, 2024	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	137,105,949	9,508,721	146,614,670	6.5%
Financial assets at fair value through profit or loss	364,196,465	7,686,883	371,883,348	2.1%
Less than 1 year	49,860,960	3,688,701	53,549,661	6.9%
From one to five years	227,591,559	1,175,334	228,766,893	0.5%
Over five years	64,093,501	1,562,766	65,656,267	2.4%
Indefinite	22,650,445	1,260,082	23,910,527	5.3%
Financial assets at fair value through other comprehensive income	136,604,158	19,688,426	156,292,584	12.6%
Less than 1 year	38,348,808	13,089,596	51,438,404	25.4%
From one to five years	31,828,370	5,830,963	37,659,333	15.5%
Over five years	56,913,673	764,719	57,678,392	1.3%
Indefinite	9,513,307	3,148	9,516,455	-
Financial assets at amortized cost	266,344,465	647,502	266,991,967	0.2%
Less than 1 year	60,043,632	-	60,043,632	-
From one to five years	149,852,044	295,377	150,147,421	0.2%
Over five years	56,448,789	352,125	56,800,914	0.6%
Loans and advances to financial institutions	194,251,496	1,981,802	196,233,298	1.0%
Loans and advances to customers	611,725,087	60,657,018	672,382,105	9.0%
Less than 1 year	255,974,731	31,708,784	287,683,515	11.0%
From one to five years	228,922,503	15,366,919	244,289,422	6.3%
Over five years	126,827,853	13,581,315	140,409,168	9.7%
Non-current assets held for sale	3,494,950	-	3,494,950	-
Investments in associates and joint ventures	11,029,012	-	11,029,012	-
Premises and equipment, net	10,064,737	155,707	10,220,444	1.5%
Intangible assets and goodwill, net	23,641,915	107,293	23,749,208	0.5%
Current income tax liabilities	11,373,790	390,386	11,764,176	3.3%
Deferred income tax assets	101,691,860	116,683	101,808,543	0.1%
Other assets	52,693,142	44,326,915	97,020,057	45.7%
Less than 1 year	42,119,775	2,060,459	44,180,234	4.7%
From one to five years	8,201,610	4,326	8,205,936	0.1%
Over five years	2,371,757	42,262,130	44,633,887	94.7%
Total	1,924,217,026	145,267,336	2,069,484,362	7.0%
Percentage of total assets	93.0%	7.0%	100.0%
160 – Form 20-F 2024 | Bradesco

As of December 31, 2024	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders’ Equity
Deposits from banks (1)	304,796,273	57,022,037	361,818,310	15.8%
Less than 1 year	312,647,379	27,938,141	340,585,520	8.2%
From one to five years	(9,121,240)	28,340,920	19,219,680	147.5%
Over five years	1,270,134	742,976	2,013,110	36.9%
Deposits from customers	594,699,070	49,639,393	644,338,463	7.7%
Less than 1 year	313,358,750	46,654,877	360,013,627	13.0%
From one to five years	281,326,611	2,790,297	284,116,908	1.0%
Over five years	13,709	194,219	207,928	93.4%
Financial liabilities at fair value through profit or loss	12,289,687	3,950,924	16,240,611	24.3%
Less than 1 year	5,696,673	576,498	6,273,171	9.2%
From one to five years	4,809,186	1,701,168	6,510,354	26.1%
Over five years	1,783,828	1,673,258	3,457,086	48.4%
Securities issued	248,455,811	9,521,533	257,977,344	3.7%
Less than 1 year	129,849,942	5,694,781	135,544,723	4.2%
From one to five years	110,203,393	3,798,391	114,001,784	3.3%
Over five years	8,402,476	28,361	8,430,837	0.3%
Subordinated debt	57,458,927	-	57,458,927	-
Less than 1 year	11,756,951	-	11,756,951	-
From one to five years	3,953,583	-	3,953,583	-
Over five years	41,748,393	-	41,748,393	-
Indefinite	-	-	-	-
Insurance contracts liabilities	378,775,085	17,735	378,792,820	-
Provisions	19,849,159	184,615	20,033,774	0.9%
Current income tax liabilities	1,877,987	165,629	2,043,616	8.1%
Deferred income tax assets	1,574,515	90,151	1,664,666	5.4%
Other liabilities (2)	143,791,855	16,381,484	160,173,339	10.2%
Less than 1 year	138,042,228	1,557,481	139,599,709	1.1%
From one to five years	4,818,905	7,276	4,826,181	0.2%
Over five years	930,722	14,816,727	15,747,449	94.1%
Shareholders’ equity	168,942,492	-	168,942,492	-
Total	1,932,510,861	136,973,501	2,069,484,362	6.6%
Percentage of total liabilities and shareholder’s equity	93.4%	6.6%	100.0%

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

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist clients in managing their exposures. These transactions involve a variety of contracts, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 7 to our consolidated financial statements in “Item 18. Financial Statements”. As of December 31, 2024, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

161 – Form 20-F 2024 | Bradesco

As of December 31, 2024	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivative financial instruments
Interest rate futures contracts
Purchases	178,029,255	-	178,029,255
Sales	95,605,090	-	95,605,090
Foreign currency futures contracts
Purchases	-	22,985,640	22,985,640
Sales	-	48,246,297	48,246,297
Futures contracts - other
Purchases	10,688,188	-	10,688,188
Sales	17,790,508	-	17,790,508
Interest rate option contracts
Purchases	528,190,365	-	528,190,365
Sales	513,818,125	-	513,818,125
Foreign currency option contracts
Purchases	-	3,949,723	3,949,723
Sales	-	6,870,683	6,870,683
Option contracts - other
Purchases	153,482,101	-	153,482,101
Sales	152,291,517	-	152,291,517
Interest rate forward contracts
Purchases	-	-	-
Foreign currency forward contracts
Purchases	-	62,442,929	62,442,929
Sales	-	46,463,548	46,463,548
Forward contracts - other
Purchases	1,831,006	-	1,831,006
Sales	846,777	-	846,777
Swap contracts
Asset position
Interest rate swaps	761,340,179	-	761,340,179
Currency swaps	-	319,020,245	319,020,245
Liability position
Interest rate swaps	731,513,897	-	731,513,897
Currency swaps	-	202,546,445	202,546,445

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

162 – Form 20-F 2024 | Bradesco

	R$ in thousands
	2024	2023	2022
Infrastructure
Land and buildings	13,529	245,687	14,657
Installations, properties and equipment for use	724,544	765,111	694,890
Security and communication systems	29,046	44,255	18,299
Transportation systems	32,794	16,428	24,548
Subtotal	799,913	1,071,481	752,394
Information Technology
Data processing systems	4,579,496	4,681,723	5,164,110
Financial leases of data processing systems	873,050	541,470	828,869
Subtotal	5,452,546	5,223,193	5,992,979
Total	6,252,459	6,294,674	6,745,373

We believe that capital expenditures in 2025 and 2026 will not be substantially greater than historical expenditure levels and anticipate that, in accordance with our practice during recent years, our capital expenditures in 2025 and 2026 will be funded from our own resources. No assurance can be given that the capital expenditures will be made and, if made, that such expenditures may not be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

Our future results of operations, liquidity and capital resources may be influenced by a certain of factors, including:

•	the Brazilian economic environment (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks — 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	legal and regulatory developments (please see “Item 3.D. Risk Factors”, “Item 4.B. Business Overview — 4.B.70 Regulation and Supervision”, and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	the repercussions of an ongoing international turmoil could affect several aspects, such as liquidity and capital requirements (please see Item 4.B. Business Overview – 4.B.70 Regulation and Supervision“ and ”Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.02 Effects of the global financial markets on our financial condition and operating results”);
•	the inflation effects on the results of our operations (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks— 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results — 5.A.10 Overview — 5.A.10.01 Brazilian Economic Conditions”);
•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please see “Item 3.D. Risk Factors — 3.D.10 Macroeconomic risks — 3.D.10.01 Domestic environment” and “Item 5.A. Operating Results”); and
•	any acquisitions we may make in the future (please see “Item 3.D. Risk Factors— 3.D.20 Risks relating to us and the Brazilian banking industry — 3.D.20.02-04. We may incur losses due to impairment of goodwill from acquired businesses.” for more details).

Additionally, please see “Item 3D. Risk Factors” for comments on the risks faced in our operations and that could affect our business, operating results or financial condition.

163 – Form 20-F 2024 | Bradesco

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

•	Mr. Luiz Carlos Trabuco Cappi – Chairman, Mr. Alexandre da Silva Glüher – Vice-Chairman, Mrs. Denise Aguiar Alvarez, Mr. Maurício Machado de Minas, Mr. Rubens Aguiar Alvarez, Mr. Octavio de Lazari Junior and Mr. Rogério Pedro Câmara – members.
•	Mr. Samuel Monteiro dos Santos Junior, Mr. Walter Luis Bernardes Albertoni, Mr. Paulo Roberto Simões da Cunha, and Mrs. Denise Pauli Pavarina, as independent members.

Assisted by a Governance Department, our Board of Directors ordinarily meets 12 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board of Directors also has a Manual and an Annual Calendar of Meetings set by its Chairman. In 2024, 32 meetings were held.

Our Board of Executive Officers currently consists of 21 members, occupying the following positions: Chief Executive Officer, Executive Vice-President and Executive Officer. They meet every week and are responsible for representing and managing the Company, and implementing the strategies and policies established by our Board of Directors.

Pursuant to Brazilian law, the election of all members of our Board of Directors and Statutory Board of Executive Officers is subject to approval by the Central Bank of Brazil.

We present below the biographies of the current members of our Board of Directors and Board of Executive Officers:

➢  Members of the Board of Directors:

•	Luiz Carlos Trabuco Cappi – Chairman

Date of Birth: October 6, 1951.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in 1969, devoting his entire professional life to the Bradesco Group. He was the Investor Relations Officer and the Executive Vice-President of Banco Bradesco from 1999 to 2009, combining this position with the Presidency of Grupo Bradesco Seguros for six years. He was the Chairman of Banco Bradesco’s Board of Executive Officers from March 2009 to March 2018, combining this position with the position of Vice-Chairman of the Board of Directors until October 2017, when he was promoted to Chairman of the Board of Directors, the position he currently holds.

Education: Degree in Philosophy from Faculdade de Filosofia, Ciências e Letras de Moema.

Other Qualifications: Postgraduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo.

164 – Form 20-F 2024 | Bradesco

Current Positions: Chairman of the Board of Directors of Bradespar S.A., BBD Participações S.A., Cidade de Deus – Companhia Comercial de Participações, Bitz Instituição de Pagamento S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização S.A., Bradesco Leasing S.A. – Arrendamento Mercantil, NCF Participações S.A., Bradesco Saúde S.A., Bradesco Vida e Previdência S.A., BSP Empreendimentos Imobiliários S.A., Bradseg Participações Ltda., Odontoprev, Companhia Brasileira de Gestão de Serviços – Orizon, Effective Member of the Board of Directors of Fleury S.A. and of Elo Participações Ltda.; and Chairman of the Managing Board of FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks).

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

•	Alexandre da Silva Glüher – Vice-Chairman

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

Current Positions: Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Vice-Chairman of the Board of Directors and Vice-President of BBD Participações S.A.; Full Member of the Board of Directors of the Companhia Brasileira de Gestão de Serviços – Orizon; Chairman of the Board of Directors and Chief Executive Officer of Bradesco Bank; Vice-Chairman of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradespar S.A. and NCF Participações S.A.; Member of the Board of Directors of Bradesco Saúde S.A.; Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização S.A., Bradesco Vida e Previdência S.A., Bradseg Participações S.A., Cidade de Deus - Companhia Comercial de Participações, BSP Empreendimentos Imobiliários S.A. and BSP Park Estacionamentos e Participações S.A.; Vice-President of Titanium Holdings S.A., NCD Participações Ltda. and Nova Cidade de Deus Participações S.A. and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A.

165 – Form 20-F 2024 | Bradesco

Previous Positions: Vice-Chairman of the Board of Directors of Bitz Instituição de Pagamento S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Vice-Chairman of the Board of Directors of Next Tecnologia e Serviços Digitais S.A.; Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil, Bradespar S.A., Bradesco Saúde S.A. and Next Tecnologia e Serviços Digitais S.A.; Vice-President of Instituto Brasileiro de Ciência Bancária – IBCB; Investor Relations Officer of Bradesco; Alternate Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Effective Member of the Board of Directors of Aquarius Participações S.A., BBC Processadora S.A. and Chain Serviços e Contact Center S.A.; Member of the Board of Directors of Instituto BRAiN – Brasil Investimentos & Negócios; Member of the Banking Self-Regulatory Council of FEBRABAN; Vice-President of FEBRABAN; Vice-President and CONSIF Alternate Delegate at Federação Nacional dos Bancos – FENABAN; Treasury Officer of the Sindicato dos Bancos (Banking Union) for the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Officer of Brasilia Cayman Investments II Limited and Brasilia Cayman Investments III Limited; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; Bradesco Conglomerate Representative at ANBIMA; Chairman and Effective Member of the Advisory Board of Fundo Garantidor de Créditos (FGC); and Chairman of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payments Clearinghouse – CIP); Member of the Board of Directors of Banco Digio S.A.; and Manager of NCD Participações Ltda.

•	Denise Aguiar Alvarez – Director

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

Education: Degree in Education from PUC- SP – Pontifícia Universidade Católica de São Paulo.

Other Qualifications: Master’s degree in Education from New York University, USA.

Current Positions: Member of the Board of Trustees and Deputy Officer of Fundação Bradesco; Chief Executive Officer of ADC Bradesco – Associação Desportiva Classista; Member of the Board of Directors of BBD Participações S.A.; and Bradespar S.A.

Previous Positions: Member of the Board of Directors of Associação Pinacoteca Arte e Cultura – APAC; Chairwoman of the Board of Governance of Todos pela Educação; Chairwoman of the Board of Governance of Grupo de Institutos, Fundações e Empresas – GIFE; Member of the Board of Directors of Bradseg Participações; and Member of the Advisory Committee of Fundação Dorina Nowill para Cegos; Member of the Advisory Board of Canal Futura; and Member of the Deliberative Council of Museu de Arte Moderna de São Paulo (MAM).

•	Maurício Machado de Minas – Director

Date of Birth: July 1, 1959.

Summary of Professional Experience: He joined Banco Bradesco S.A. in July 2009 as Managing Executive Officer. In January 2014, he was elected Executive Vice-President. From March 2018 to January 2019, he simultaneously held the positions of Member of the Board of Directors and Executive Vice-President. As of January 2019, he held the position of Member of the Board of Directors only.

Experience with Risks: From February 17, 2014 to April 20, 2020, he was a member of the Integrated Risk Management and Capital Allocation Committee and since April 20, 2020 he has been the Coordinator of the Risk Committee. Since April 29, 2021, he is a Member of the Risk and Financial Committee (CRIF) for B3 S.A. – Brazilian Exchange & OTC.

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

166 – Form 20-F 2024 | Bradesco

Current Positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Member of the Board of Directors and of the Risk and Financial Committee of B3 S.A. – Brazilian Exchange & OTC, Bradespar S.A., Member of the Board of Directors of Bradseg Participações S.A., Bradesco Saúde S.A., European Financial Management Association (EFMA), BBD Participações S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Leasing S.A., Cidade de Deus – Companhia Comercial de Participações, and NCF Participações S.A.; Officer of Nova Cidade de Deus Participações S.A.; and Strategic Partner of WEF (World Economic Forum); Alternate Member of the Board of Directors of Odontoprev S.A. and Fleury S.A.

Previous Positions: Member of the Board of Directors of Bitz Instituição de Pagamento S.A.; Member of the Board of Directors of Next Tecnologia e Serviços Digitais S.A.; Member of the Advisory Committee of IBM Corporation, Chief Executive Officer of Scopus Tecnologia Ltda.; Vice-Chairman of the Board of Directors of BBC Processadora S.A.; Member of the Board of Directors of NCR Brasil – Indústria de Equipamentos para Automação S.A., Fidelity Processamento e Serviços S.A., Aquarius Participações S.A., Chain Serviços e Contact Center S.A., MPO – Processadora de Pagamentos Móveis S.A.; Member of the Board of Directors of Banco Digio S.A.; Executive Vice-President of CPM Braxis S.A.; Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax); and Senior Analyst at Banco Itaú S.A.

•	Samuel Monteiro dos Santos Junior – Independent Director

Date of Birth: February 5, 1946.

Summary of Professional Experience: With extensive experience in the insurance market, he began his career in 1969 at SulAmérica Seguros. In December 1999, he joined Bradesco Seguros S.A. as Vice-President, where he remained until March 2011. From November 2011 to April 2014, he served as Chief Executive Officer at BSP Empreendimentos Imobiliários S.A., where he is currently a Member of the Board of Directors. At the same time, in 2007 he was elected an Officer at Bradesco Dental S.A., and he was elected a Member of the Board of Directors of Odontoprev S.A. in 2014. In March 2020, he was elected an Independent Member of the Board of Directors of Banco Bradesco S.A.

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

•	Walter Luis Bernardes Albertoni – Independent Director

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

167 – Form 20-F 2024 | Bradesco

Other Qualifications: Postgraduate degree in Civil Procedural Law from PUCSP-COGEAE; and Postgraduate degree in Corporate Law and Tax Law from Instituto de Ensino e Pesquisa - Insper.

Current Positions: Full Member of the Fiscal Council of Indústrias Romi S.A.; and Chairman of the Board of Directors of Companhia Energética de Brasília S.A.

Previous Positions: Independent Member of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP; Legal Consultant to Associação de Investidores no Mercado de Capitais – AMEC; Full Member of the Audit Committee of DATAPREV S.A.; Alternate Member of the Fiscal Council of Ser Educacional and SANEPAR S.A.; Alternate Member of the Board of Directors of Mahle Metal Leve S.A.; Full Member of the Fiscal Council of Petróleo Brasileiro S.A.; Member of the Board of Directors of Paranapanema S.A.; Effective Member of the Fiscal Council of Bradespar S.A.; Alternate Member of the Resources Council of Sistema Financeiro Nacional (the National Financial System – SNA); Alternate Member of the Fiscal Council of Mills S.A.; and Coordinator of the Audit Committee of Companhia Energética de Brasília S.A.

•	Paulo Roberto Simões da Cunha – Independent Director

Date of Birth: May 27, 1950.

Summary of Professional Experience: He joined the Central Bank of Brazil in 1976, in the Supervision Division and, in 1988, he was promoted to Division Head, being responsible for the oversight of financial institutions in São Paulo, until 1998. From April 2004 to June 2009, he was a Financial Specialist Member of the Audit Committee of Banco Bradesco S.A., and after from February 2014 to January 2021, when he was elected a member of the Board of Directors.

Experience with Risks: At the Central Bank of Brazil, he had experience with the implementation of a matrix structure and the creation of teams of inspectors specialized in computer systems, capital markets, risk management and credit risk analysis for direct supervision. He was also responsible for drafting the Supervisory Programs which consider the risks assumed by the Financial System as a whole, as well as the particularities of its agents. At KPMG, he worked on the implementation of consulting services in internal audit – outsourcing, self-assessment of controls and risks, diagnosis of Compliance, Risk Assessment/Management, regulatory affairs and special projects related to controls and risks for the financial industry, in addition to having carried out several projects in the areas of Compliance and Risk Management at some of the main Brazilian banks. He also visited the United States and Europe to conduct a Benchmark survey with some of the major international banks on Compliance and Operational Risk.

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

Previous Positions: Member of the Audit Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Fiscal Council of Mahle Metal Leve S.A.; Chairman of the Audit Committee of DEDIC (Portugal Telecom); Member of the Audit Committee of Zamprogna Indústria Metalúrgica; Member of the Audit Committee and Financial Specialist of Banco Santander (Brasil) S.A.; Member of the Commission on Corporate Governance in Financial Institutions of IBGC; and Financial Services Partner at KPMG Auditores Independentes from 1998 to 2004, Financial Services area.

•	Rubens Aguiar Alvarez – Director

Date of Birth: October 23, 1972.

Summary of Professional Experience: He holds a degree in Economics. He has dedicated himself exclusively to the administration of family companies and businesses. In May 2021, he was elected a Member of the Board of Directors of Banco Bradesco.

Education: Economics from Centro Universitário das Faculdades Metropolitanas Unidas – FMU.

168 – Form 20-F 2024 | Bradesco

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

Previous Positions: Partner/Executive Officer and Partner/Chief Executive Officer of Santa Maria Agropecuária Ltda.; (Citriculture / sugar cane / livestock) and Partner/Chief Executive Officer of Aguiar Alvarez Empreendimentos e Participações Ltda. (Management, incorporation and purchase and sale of real estate).

•	Denise Pauli Pavarina – Independent Director

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

Education: Degree in Economics from Faculdade Armando Alvares Penteado - FAAP and Law from Universidade Paulista (UNIP).

Other Qualifications: Executive MBA in Finance Insper. Attended the AMP (Advanced Management Program) from IESE Business School.

Current Positions: Member of the Board of Directors and Coordinator of the Investments Committee of Solvi Essencis Ambiental S.A.; Vice-President of the Task Force on Climate-related Financial Disclosures (TCFD); Member of the Ethics Council of ANBIMA; Member of the Supervisory Board of the Securities Analyst Body of Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais – APIMEC, Member of the Brazilian Chapter of WCD Foundation – Women Corporate Directors and Member of the Advisory Board of Seneca Evercore Advisors Ltda.

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

•	Octavio de Lazari Junior – Director

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

169 – Form 20-F 2024 | Bradesco

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

Current Positions: Member of the Board of Directors of BBD Participações S.A. and Cidade de Deus – Companhia Comercial de Participações; Member of the Board of Directors and Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A., Alternate Member of the Board of Directors of Fleury S.A.; Member of Núcleo de Altos Temas (NAT); Member of the Advisory Board of FEBRABAN; Effective Member of the Board of Directors of Odontoprev; Member of Bradesco Leasing S.A. – Arrendamento Mercantil and Chief Executive Officer of NCF Participações S.A.

Previous Positions: Chief Executive Officer of Bradesco Leasing S.A. and of NCF Participações S.A.; Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Chairman of the Managing Board of FEBRABAN; Chief Executive Officer of Banco Bradesco BBI S.A.; Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of Board of Directors of Brazilian Câmara Interbancária de Pagamentos (Brazilian Interbank Payments Clearinghouse – CIP); Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Council of Representatives of the Confederação Nacional das Instituições Financeiras – CNF; Deputy Sector Officer of Real Estate Credit and Savings Commission and Vice-Chairman of the Committee on Governance of Portability of Loans of FEBRABAN; Member of Advisory Committee of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Alternate Officer of Unión Interamericana para la Vivienda – Uniapravi; and Managing Officer of Kirton Bank S.A. – Banco Múltiplo.

•	Rogério Pedro Câmara – Director

Date of Birth: October 5, 1963.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1983. In December 2008, he was promoted to the position of Executive Superintendent. In June 2011, he was elected Officer; in January 2012, Department Officer; in January 2017, Deputy Executive Officer; in January 2019, he was promoted to Managing Executive Officer and, in March 2021, he was promoted to Executive Vice-President. In September 2024, he was elected member of the Board of Directors.

Education: Degree in Business Administration from Universidade Paulista – UNIP.

Other Qualifications: MBA in Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo – FIPECAFI/USP; “Lato Sensu” postgraduate degree and MBA with specialization in Knowledge, Innovation and Technology from Fundação Instituto de Administração – FIA (FEA/USP); International Module – MBA in Knowledge, Innovation and Technology from Bentley College – Waltham Massachusetts – USA; Advanced Management Program from Fundação Dom Cabral; Advanced Management Program – IESE Business School from University of Navarra, São Paulo, SP; International Executive Programs; Changing the Game: Negotiation and Competitive Decision Making from Harvard Business School – Boston, USA; Customer – Focused Innovation Program and Leading Change and Organizational Renewal Program from Stanford University Graduate School of Business – California, USA; Making Strategy Work: Leading Effective Execution and Strategic Thinking and Management for Competitive Advantage Program from The Wharton School – Philadelphia, USA; The Leadership at the Peak Program from Center for Creative Leadership – Colorado Springs, USA; “The Advanced Strategy Program: Building and Implementing Growth Strategies, High Performance Leadership” and “The Executive Development Program” from The University of Chicago Booth School of Business – Chicago, USA.

170 – Form 20-F 2024 | Bradesco

Current Positions: Member of the Board of Directors of NCF Participações S.A.; Member of the Board of Trustees of Fundação Bradesco; General Officer of Scopus Desenvolvimento de Sistemas Ltda.; and Executive Office of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Previous Positions: Officer of Scopus Desenvolvimento de Sistemas Ltda., Scopus Soluções em TI Ltda. and Scopus Industrial S.A.; Vice-President of ShopFácil Soluções em Comércio Eletrônico S.A., of BBC Processadora S.A., of NCF Participações S.A. and of Banco Losango S.A. – Banco Múltiplo; Alternate Member of the Board of Directors of Aquarius Participações S.A. and of Chain Serviços e Contact Center S.A.; Managing Officer of Banco Bradescard S.A., Bradesco-Kirton Corretora de Câmbio S.A. and of Kirton Bank S.A. - Banco Múltiplo.; Vice-Chairman of the Board of Directors of CIP S.A.; Vice-President of Bradesco Holding de Investimentos S.A.; and Managing Officer of ShopFácil Soluções em Comércio Eletrônico S.A. and of BBC Processadora S.A.

➢  Members of the Board of Executive Officers:

•	Marcelo de Araújo Noronha – Chief Executive Officer

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

Current Positions: Member of the Board of Trustees and Officer of Fundação Bradesco; Vice-Chairman of the Board of Directors of Elo Participações Ltda.; Member of the Board of Directors of Alelo S.A., Elo Serviços S.A. and Livelo S.A.; Member of the Board of Directors of Cielo S.A.; Member of the Board of Directors of BBD Participações S.A.; Chief Executive Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; and Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações.

Previous Positions: General Officer of Banco Bradesco BBI S.A.; Chairman of the Board of Directors of Banco Digio S.A.; Member of the Board of Directors of Elo Participações Ltda.; Vice-President of Bradesco Leasing S.A. – Arrendamento Mercantil; Vice-President of Banco Bradescard S.A.; Vice-Chairman of the Board of Directors of Banco Digio S.A.; Chairman of the Board of Directors of Alelo S.A., Elo Serviços S.A. and Livelo S.A.; Vice-Chairman of the Board of Directors of Cielo S.A. – Instituição de Pagamento; Chief Executive Officer of Associação Brasileira das Empresas de Cartões de Crédito e Serviços – ABECS; Member of the Council of Representatives (representing ABECS) at Confederação Nacional das Instituições Financeiras – CNF; and General Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários.

•	Cassiano Ricardo Scarpelli – Executive Vice-President

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

171 – Form 20-F 2024 | Bradesco

Other Qualifications: International Executive Program at Queen’s School of Business – Queen’s Executive Program, Ontario, Canada.

Current Positions: Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações and of Repasses Financeiros e Soluções Tecnológicas Instituição de Pagamento S.A.; Vice-President of Bradesco Leasing S.A – Arrendamento Mercantil and NCF Participações S.A.; General Officer of Banco Bradesco BERJ S.A.; Managing Officer of Bradescard Elo Participações S.A. and NCD Participações Ltda.; Officer of Nova Cidade de Deus Participações S.A.; and Vice-Chairman of the Board of Directors of Cielo S.A. – Instituição de Pagamento.

Previous Positions: Vice-President of Banco Bradesco BBI S.A.; Bradesco Administradora de Consórcios Ltda.; Banco Bradescard S.A., Banco Losango S.A. – Banco Múltiplo and BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.; Bradesco - Kirton Corretora de Câmbio S.A. and Kirton Bank S.A. - Banco Múltiplo; Managing Officer of Banco Bradesco Financiamentos S.A.; General Officer of BEC – Distribuidora de Títulos e Valores; Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos – CED; Member of the Board of Directors and of the Financial Risk Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Board of Regulation and Best Practices for Trading Financial Instruments of ANBIMA; Member of the Fixed Income, Foreign Exchange and Derivatives Advisory Board of B3 S.A. – Brazilian Exchange & OTC; Member of the Product and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC; Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A. and Latasa S.A.; Officer of Bradesco Saúde – Operadora de Planos S.A.; Effective Member of the Board of Directors of Iochpe-Maxion S.A. and Tecnologia Bancária S.A.; Full Member of the Board of Directors of Tigre S.A. – Tubos e Conexões; Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado; Alternate Member of the Board of Directors of São Paulo Alpargatas S.A.; Officer of BMC Asset Management – Distribuidora de Títulos e Valores Mobiliários Ltda. and UGB Participações S.A.; Effective Member of the Board of Directors of RCB Investimentos S.A.

•	Moacir Nachbar Junior – Executive Vice-President

Date of Birth: April 5, 1965.

Summary of Professional Experience: He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Executive Officer in January 2012 and Managing Executive Officer in February 2015. In March 2018, he became responsible for the Risk Management of the Organization, being elected as Chief Risk Officer (CRO). Head of the areas of Legal Advice, Legal, Compliance and Non-Financial Risk Management, AVIM – Independent Evaluation of Models, Purchases and Equity, Ombudsman, Corporate Security, Financial Risk Management and Corporate Risk Management. In January 2022, he was promoted to Executive Vice-President.

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of CPM Holdings Limited and of IT Partners Limited; Member of the Advisory Committee of Fundo Garantidor de Créditos – FGC; Member of the Board of Directors of 2bCapital S.A.; Vice-President of Bradesco Leasing S.A. – Arrendamento Mercantil and of NCF Participações S.A.; Vice-Chairman of the Board of Directors of Banco Bradesco Europa; Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações; Executive Officer of Next Tecnologia e Serviços Digitais S.A.; and Officer of Nova Cidade de Deus Participações S.A.

172 – Form 20-F 2024 | Bradesco

Previous Positions: Chairman of the Board of Directors of Banco Bradesco Europa; Vice-President of Banco Bradesco BBI S.A. and Bradesco-Kirton Corretora de Câmbio S.A.; Member of the Managing Board, Member of the Audit and Accounting Standards Committee and Member of the Capital Market Committee of Associação Brasileira das Companhias Abertas – ABRASCA; Vice-President of Banco Bradescard S.A., Banco Losango S.A. – Banco Múltiplo, Bradesco Administradora de Consórcios Ltda. and Kirton Bank S.A. - Banco Múltiplo; Managing Officer of Ágora Corretora de Seguros S.A. and BBC Processadora S.A.; Vice-Chairman of the Board of Directors of 2bCapital S.A.; Officer and Effective Member of the Fiscal Council of Boavista Prev – Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund; Member of Self-regulation Banking Council of FEBRABAN; an Alternate Member of the Board of Directors of BBC Processadora S.A., Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Full Member of the Board of Directors of Valepar S.A.; Alternate Member of the Board of Directors and Member of the Compliance and Risk Committee of Vale S.A.; and Managing Officer of Bankpar Brasil Ltda. and Nova Marília Administração de Bens Móveis e Imóveis Ltda.; and Managing Officer of Tempo Serviços Ltda.

•	José Ramos Rocha Neto – Executive Vice-President

Date of Birth: December 8, 1968.

Summary of Professional Experience: He joined in May 2000 as Officer of the Corporate Branch at Banco Bilbao Vizcaya Argentaria Brasil S.A., later renamed Banco Alvorada S.A. and incorporated by Kirton Bank S.A. – Banco Múltiplo, where he also held the position of Executive Superintendent, being responsible for Trade Finance and Business Development. In September 2003, he was transferred to Banco Bradesco S.A., and in December 2009, he was elected Officer. In June 2011, he was promoted to Department Officer. In March 2018, he was elected Deputy Executive Officer, and in February 2020, he was elected Managing Executive Officer. In December 2022, he was promoted to Executive Vice-President.

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Effective Member of the Board of Directors of Alelo Instituição de Pagamento S.A., of Cielo S.A. - Instituição de Pagamento, of Elo Participações Ltda., of Elo Serviços S.A. and of Livelo S.A.; General Officer of Bradesco Administradora de Consórcios Ltda., Banco Losango S.A. – Banco Múltiplo, Banco Bradesco Financiamentos S.A., BF Promotora de Vendas Ltda. and of e-agro Soluções em Comércio Eletrônico S.A.; and Vice-President of Bradesco Leasing S.A. - Arrendamento Mercantil.

Previous Positions: Chairman of the Managing Board of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Vice-President of the Board of Executive Officers of FEBRABAN; Full Member of the Board of Representatives of Confederação Nacional das Instituições Financeiras – CNF; General Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda. and of BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., Vice-President of Bradesco Holding de Investimentos S.A.; and Managing Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; Alternate Member of the Payroll Self-Regulation and Credit Portability Governance Committee of FEBRABAN; Effective Member of the Board of Directors of Cielo S.A. – Instituição de Pagamento; Vice-President of Ágora Investimentos S.A.; Managing Officer of BEM – Distribuição de Títulos e Valores Mobiliários Ltda. and of Bradesco Administradora de Consórcios Ltda.; Chairman of the Distribution Forum of ANBIMA; President and Full Member of the Committee of Distribution of Products in Retail of ANBIMA; Superintendent Officer of BEC – Distribuidora de Títulos e Valores Mobiliários Ltda. and Bradesco Administradora de Consórcios Ltda.; Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and of Ágora Gestão de Recursos Ltda.; Member of the Plenary Board and Member of the Advisory Committee of the Associação Comercial de São Paulo – ACSP; Alternate Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Member of the Management Committee for the Portability of Loans of FEBRABAN; and Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP.

173 – Form 20-F 2024 | Bradesco

•	Guilherme Muller Leal – Executive Vice-President

Date of Birth: November 12, 1967.

Summary of Professional Experience: He began his career in February 1990 at Banco de Investimentos Garantia, where he held several positions in Rio de Janeiro and São Paulo. In September 1995, he joined the Banco Francês e Brasileiro, acting in the commercial area of Corporate Banking in Rio de Janeiro and, in August 1999, he joined Banco Bilbao Vizcaya Argentaria Brasil S.A., reaching the position of Corporate Deputy Officer. In September 2003, was transferred to Banco Bradesco S.A., and in June 2007, he was promoted to the position of Executive Superintendent. In February 2011, he was elected Officer, in January 2012, Department Officer, in January 2017, Deputy Executive Officer and in January 2019, he was promoted to Managing Executive Officer. In February 2024, he was promoted to Executive Vice-President.

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

Current Positions: Officer of Ágora Corretora de Seguros S.A. and Ágora Investimentos S.A.; Officer of Nova Cidade de Deus Participações S.A.; General Officer of Ágora Gestão de Recursos Ltda.; General Officer of Lecce Holdings S.A.; Executive Officer of Titanium Holdings S.A.; Executive Officer of Bankpar Consultoria e Serviços Ltda.; Executive Officer of Serel Participações S.A.; Chairman of the Board of Directors of Tivio Capital; Chairman of the Board of Directors of Banco Bradesco Europa S.A.; Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Bradesco Bank – EUA; and Executive Officer of Next Tecnologia e Serviços Digitais S.A.

Previous Positions: Member of the Board of Directors of Banco Bradesco Europa S.A.; Managing Officer of Titanium Holdings S.A.; Managing Officer of Bradesco Asset Management S.A.; Managing Officer of Ágora Gestão de Recursos Ltda., Banco Bradesco Cartões S.A., Banco Bradesco BERJ, Bradesco Leasing S.A. – Arrendamento Mercantil, Bradesco Holding de Investimentos S.A. and of Banco Bradesco BBI S.A.

•	Bruno D’Avila Melo Boetger – Executive Vice-President

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

Education: Business Administration from Fundação Getulio Vargas – Escola de Administração de Empresas de São Paulo – FGV/EAESP.

Other Qualifications: Advanced Management Program from Harvard University – Boston, Massachusetts; Master in Business Administration from Cornell University – Johnson Graduate School of Management – Ithaca, New York; and Senior Executive Program by London Business School – Education of Executives – London, England.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição; General Officer of Banco Bradesco BBI S.A.; Officer of Nova Cidade de Deus Participações S.A.; Chairman of the Board of Directors of 2b Capital S.A.; Vice-Chairman of the Board of Directors of Bradesco Securities Hong Kong Limited; and General Officer of Varese Holding Ltda.

174 – Form 20-F 2024 | Bradesco

Previous Positions: Vice-Chairman of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited, Vice-Chairman of the Board of Directors of Banco Bradesco Europa S.A.; Managing Officer of Banco Bradesco BBI S.A.; Banco Bradesco Cartões S.A., Banco Losango S.A. – Banco Múltiplo, Bradesco Kirton Corretora de Câmbio S.A. and of Bradesco Holding de Investimentos S.A.; Chief Executive Officer of Bradesco North America LLC and Bram US LLC (USA); Full Member of the International Business Sector Committee of FEBRABAN; Manager of Bradesco Overseas Funchal – Consulting Services, Sociedade Unipessoal Ltda.; and Officer of Banco Bradesco Argentina S.A.

•	João Carlos Gomes da Silva –Executive Officer

Date of Birth: January 20, 1961.

Summary of Professional Experience: He joined Banco Bradesco S.A. in June 1981 and was promoted to the position of Branch Manager in May 1992, and Regional Manager in April 2004. In December 2009, he was elected Regional Officer; in January 2012, Department Officer; and since February 2017, Executive Officer.

Education: Degree in Accounting Sciences from Faculdade de Administração e Economia (FAE).

Other Qualifications: MBA in Business Management and Executive MBA in Distance-Learning Business Administration – Emphasis on Banking by the Fundação Getulio Vargas (FGV); and AMP – Advanced Management Program from IESE Business School – University of Navarra, São Paulo; and Certification in the Board of Directors from IBGC (Instituto Brasileiro de Governança e Corporativa).

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Strategic Committee of BSP Empreendimentos Imobiliários S.A.; Executive Officer of Banco Bradesco BERJ S.A.; and Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição.

Previous Positions: Managing Officer of Banco Losango S.A. – Banco Múltiplo and of Bradesco Administradora de Consórcio Ltda.; Full member of the Payroll Self-Regulation and Credit Portability Governance Committee of FEBRABAN; Member of the Management Committee for the Portability of Loans of FEBRABAN; Member of the Advisory Committee of the Associação Comercial de São Paulo; Sitting Vice-President of the Managing Board and Effective Member of the Deliberative Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP; Alternate Member of the Board of Directors of Câmara Interbancária de Pagamentos (Brazilian Interbank Payments Clearinghouse – CIP); Vice-President and Full Member of the Board of Directors of Companhia Brasileira de Securitização – CIBRASEC; Full Member of the Board of Centro das Indústrias do Estado de São – CIESP Castelo; Alternate Member of Managerial Council of Fundo Garantidor Habitacional (Housing Guarantee Fund) – CGFGH; Member of the Advisory Board of Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias – FIABCI/BRASIL; Managing Secretary of Associação Brasileira das Empresas de Leasing – ABEL; Vice-Chairman of the Managing Board of Associação Nacional das Instituições de Créditos, Financiamentos e Investimento - ACREFI; Sector Officer of the Banking Services Committee; Sector Officer of the Credit Products for Legal Entities, Deputy Officer of the Executive Committee of Banking Products for Individuals of FEBRABAN; and Managing Secretary of the Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing).

•	Roberto de Jesus Paris – Executive Officer

Date of Birth: September 15, 1972.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in January 1987. He was promoted to the position of Executive Superintendent in May 2007. In June 2011, he was elected Officer. In February 2015, he was promoted to Department Officer, and since January 2019, Executive Officer.

175 – Form 20-F 2024 | Bradesco

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco; General Officer of Bradesco-Kirton Corretora de Câmbio S.A.; Executive Officer of Bradesco Comercializadora de Energia Ltda. and of Lyon Holdings Ltda.; and Officer of ANBIMA - Associação Brasileira das Entidades do Mercado Financeiro e de Capitais.

Previous Positions: Managing Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; Vice-President of the Board of Executive Officers of ANBIMA – Associação Brasileira das Entidades do Mercado Financeiro e de Capitais; External Member of Products and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC; Chairman of the Regulation and Best Practices Trading Council and Bradesco Representative at the ANBIMA Trading Forum; Sector Officer of the Executive Committee of Treasury Operations of FEBRABAN; Vice-President of the Treasury Affairs Committee of ANBIMA; and Member of the Board of Directors and of the Pricing Committee of CETIP S.A. – Mercados Organizados.

•	Oswaldo Tadeu Fernandes – Executive Officer

Date of Birth: October 20, 1970.

Summary of Professional Experience: He began his career at Banco Bradesco S.A. in March 1985. In February 2008, he was promoted to Manager of the Department of General Accountancy and, in June 2011, Executive Superintendent, staying there until March 2012, when he began working at Banco Bradesco BBI S.A. He was elected Officer in March 2014. Returning to Banco Bradesco S.A., he was elected Officer in March 2018. In January 2019, he was promoted to the position of Department Officer and, and since March 2021, Executive Officer.

Education: Degree in Accounting from Faculdades Metropolitanas Unidas – FMU.

Other Qualifications: Postgraduate degree in Controllership from Fundação Armando Alvares Penteado – FAAP; Postgraduate degree in Financial Administration from Faculdade de Economia e Administração – FEA/USP and MBA in Controllership from Universidade de São Paulo – USP.

Current Positions: Member of the Managing Board of ABRASCA – Associação Brasileira das Companhias Abertas; Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Repasses Financeiros e Soluções Tecnológicas Instituição de Pagamento S.A.; Executive Officer of Bradesco Leasing S.A. – Arrendamento Mercantil; Officer of Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Banco Bradesco Financiamentos S.A., Banco Losango S.A. – Banco Múltiplo, Banco BEC and BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.; Bradesco Administradora de Consórcios Ltda., Kirton Bank S.A. - Banco Múltiplo and Executive Officer of Bradesco-Kirton Corretora de Câmbio S.A.

Previous Positions: Officer of Ágora Corretora de Seguros S.A.; Deputy Officer of Banco Bradesco Leasing S.A.; Officer of Top Clube Bradesco, Segurança, Educação e Assistência Social; Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social; Member of the Board of Directors of RCB Investimentos S.A.; Officer of Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Banco Bradesco BBI S.A. and of Bradesco Kirton Corretora de Câmbio S.A.; and Alternate Member of the Fiscal Council of Iochpe-Maxion S.A. and Alpargatas S.A.

•	Edilson Dias dos Reis – Executive Officer

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

176 – Form 20-F 2024 | Bradesco

Education: Data Processing from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio.

Other Qualifications: Program for Management Development (PMD) from IESE – University of Navarra, São Paulo, SP, and Incomplete Master’s degree in Parallel and Distributed Computing from Universidade Federal Fluminense; and “Lato Sensu” MBA postgraduate degree in Cloud – Engineering & Architecture (CLBRA) from University Center – FIAP.

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Innovation and Technology Committee of FEBRABAN; Officer of Scopus Desenvolvimento de Sistemas Ltda.; and Member of the Board of Directors of TDS Informática S.A.

•	Juliano Ribeiro Marcílio – Executive Officer

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

Current Positions: Chief Executive Officer of ARFAB – Associação Recreativa dos Funcionários da Atlântica Bradesco and Clube Bradesco de Seguros; Officer of ADC Bradesco – Associação Desportiva Classista; and Institutional Relations Officer of Instituto Kirton Solidariedade; Sector Officer of the Human Resources Committee of FEBRABAN; Vice-Chairman of the Board of Regulation and Best Practices for the Continuing Certification Program of ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais; Alternate Member of the Fiscal Council of FENACREFI - Federação Interestadual das Instituições de Crédito; and Member of the People Management Committee of Odontoprev S.A.

Previous Positions: Officer of Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; Bradesco Vida e Previdência S.A., ARFAB – Associação Recreativa dos Funcionários da Atlântica Bradesco and Clube Bradesco de Seguros.

•	André Luís Duarte de Oliveira – Executive Officer

Date of Birth: December 17, 1971.

Summary of Professional Experience: He started his career in 1995, as Trainee and soon Relationship Manager Middle Corporate at Unibanco S.A. Subsequently, he contributed to the project to create the Corporate segment at Unibanco and was sponsored (by Unibanco) for the MBA abroad (Kellogg). On the return he passed through Cards and Fininvest, being promoted to Credit Analysis Superintendent and, later, to Executive Credit and Modeling Superintendent, position in which remained until 2008, when became Executive Credit Superintendent responsible for Personnalité, after the merger between Unibanco and Itaú. In January 2012, he started at Banco Votorantim as Credit and Collection Officer, reaching in 2014 to the position of Executive Risk Officer (including Credit). In May 2019, he began working at Banco Bradesco as Officer responsible for CRM Department, as well as Data Intelligence Department. In 2024, he was promoted to the position of Executive Officer, responsible for the credit vertical.

177 – Form 20-F 2024 | Bradesco

Education: Mechanical Engineering from Polytechnic School of University of São Paulo.

Other Qualifications: MBA from Kellogg School of Management – Northwestern University.

Current Positions: Leader of the Innovation and Technology Committee of FEBRABAN; Member of the Board of Directors of Kunumi Serviços em Tecnologia da Informação S.A.; and Effective Member of the Board of Directors of RCB Investimentos S.A.

Previous Positions: Risks and Data Executive Officer and Credit and Billing Officer of Banco Votorantim S.A.; Executive Superintendent of Electronic Channels, Executive Superintendent - Itaú Uniclass and Executive Superintendent of Credit of Itaú Unibanco S.A.; and Executive Superintendent of Credit and Modeling and Superintendent of Credit Analysis at União de Bancos Brasileiros S.A. (Unibanco).

•	Cíntia Scovine Barcelos de Souza – Executive Officer

Date of Birth: November 15, 1972.

Summary of Professional Experience: Technology executive professional with over 30 years of experience, leading teams in search of innovative and creative solutions. She has in-depth knowledge of hybrid cloud, data and artificial intelligence, as well as resilient solution architecture and infrastructure technologies. She is an executive officer of technology at Bradesco since 2024, responsible for the areas of architecture, infrastructure, operations, governance and cybersecurity. She was CTO at IBM for financial markets and the first woman to be nominated Distinguished Engineer in Latin America.

Education: Electrical Engineering with Electronic Emphasis from Universidade Federal do Rio de Janeiro – UFRJ.

Other Qualifications: Advanced Management Program - AMP in Harvard; MBA in Cloud Engineering & Architecture (CLBRA) by FIAP - Centro Universitário; Leadership at the Peak by the Center for Creative Leadership (CCL); Directing Innovation by Smith College; Extension Course in Software Projects in UML by Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ; and MBA in Business Administration by the Instituto Brasileiro de Mercado de Capitais – IBMEC/RJ.

Current Positions: Member of the Board of Directors of Banco Bradesco Europa S.A.; and Vice-Chairman of the Board of Directors of Kunumi Serviços em Tecnologia da Informação S.A.

•	Fernando Freiberger – Executive Officer

Date of Birth: November 28, 1971.

Summary of Professional Experience: He started his career at BankBoston Banco Múltiplo S.A. in January 1993. In July 1999, he joined HSBC Bank Brasil S.A. - Banco Múltiplo, reaching the position of Executive Officer - Head of Commercial Banking in Brazil until October 2016, when the institution was acquired by Banco Bradesco S.A, when he was elected Officer. In January 2019, was elected Department Officer, responsible for Corporate. He currently holds the position of Executive Officer.

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

178 – Form 20-F 2024 | Bradesco

Current Positions: Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Repasses Financeiros e Soluções Tecnológicas Instituição de Pagamento S.A.

Previous Positions: Officer of Kirton Bank S.A. - Banco Múltiplo; Senior Relationship Manager of Corporate Banking and Middle Market at BankBoston - Banco Múltiplo S.A.

•	José Augusto Ramalho Miranda – Executive Officer

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco; and Member of the Board of Directors of Banco Bradesco Europa S.A. and of Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.

Previous Positions: Executive Officer of the BRAiN - Brasil Investimentos e Negócios and Full Member of the Private Banking Committee of ANBIMA.

•	Marcos Valério Tescarolo – Executive Officer

Date of Birth: September 26, 1964.

Summary of Professional Experience: He worked for 34 years in the financial market at Banco Bradesco, starting his career in 1984 at the branch network. In 1999, he was transferred to the General Management, at Banco Bradesco’s headquarters, to the department responsible for managing the branch network, leading all management-related processes such as: acquisition of banks, business and administrative management of branches, electronic and banking service points, achievement and management of payrolls, profitability, implementing the first CRM platform, segmentation and relationship with customers, implementation of restructuring and repositioning projects at national level, creation and implementation of management tools, planning, expansion and incorporation of branches, preparation of the annual budget, administrative and audit processes, relationship and attention to regulatory bodies. In April 2004, he was promoted to the position of Executive Superintendent for the Branch Network and in 2007, he was appointed to the Cards Department, responsible for the sale of products in all segments of Banco Bradesco, both individuals and companies. In 2007, he was promoted to Officer of Banco Bankpar, working in the area of charge cards until April 2012, and on the Boards of Directors of the companies Odontored S.A. and Odontored Seguros. In 2010, he was appointed to take over the Mexico operation, with the acquisition at the time, of the C&A México cards operation, with the mission of leading the company Bradescard México and all of its respective areas following the country’s regulations. In 2018, he started managing consortium groups and, in December 2020, he returned to Banco Bradesco S.A. as an Officer, responsible for Bradesco Cards Department. In August 2023, he began Officer of Retail Network and in February 2024 he was elected Executive Officer.

Education: Business Administration from Universidade São Francisco.

179 – Form 20-F 2024 | Bradesco

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

Current Positions: Executive Officer of Banco Bradesco Financiamentos S.A., of Banco Losango S.A. Banco Múltiplo, of Bradesco Administradora de Consórcios Ltda. and of BF Promotora de Vendas Ltda.; Chairman of the Board of Directors of TDS Informática S.A.; and Member of the Board of Managers of Bradescard México, Sociedad de Responsabilidad.

Previous Positions: Member of the National Council of ABAC - Associação Brasileira de Administradores de Consórcios and of SINAC - Sindicato Nacional dos Administradores de Consórcio; Vice-President of ABECS - Brazilian Association of Credit Card and Services Companies; Full Member of Board of Directors and Audit Committee of Odontored S.A.; Full Member of Board of Directors of Odontored Seguros Dentales Sociedade Anonima de Capital Variável; Charmain of the Board of Managers of Bradescard México, Sociedad de Responsabilidad Limitada and RFS Human Management, Sociedad de Responsabilidad Limitada and Officer of Banco Bankpar S.A.; Banco Bradesco Cartões S.A., BBC Processadora S.A. and Tempo Serviços Ltda.

•	Renata Geiser Mantarro – Executive Officer

Date of Birth: August 27, 1967.

Summary of Professional Experience: She started her career at Banco Bradesco S.A in 1983 and in 1999, she started to work at the Audit and General Inspection Department. She held for three years the position of systems analyst at the New York branch, working with international banking processes, and was responsible for the Banco Bradesco Argentina IT Area of creation and implementation. In June 2011 she was promoted to the Executive Superintendent position of the Audit and General Inspection Department, where she worked until February 2018, when she was assigned to Banco Bradesco BBI S.A. In January 2020, she returned to Banco Bradesco S.A. as Officer, leading the Compliance, Conduct and Ethics Department as the 2nd line of defense, watching over the Business Units and the IT function of the Bank and Related Companies. She was later assigned to the IT Governance Department, being responsible for the centralized management of the strategy, projects portfolio, financial performance, risks, suppliers and IT administration. In May 2023 she was promoted to the Department Director position, responsible for the Audit and General Inspection Department. In February 2024, she was promoted to Executive Officer, responsible for the Global Internal Audit Department.

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

Current Positions: Member of the Board of Trustees of Fundação Bradesco.

Previous Positions: Officer at Bradesco Leasing S.A. - Arrendamento Mercantil; Vice-President of the Board of Executive Officers of IBCB – Brazilian Institute of Banking Science; Officer at Banco Bradescard S.A., Banco Bradesco BBI S.A., Banco Bradesco BERJ S.A., Banco Bradesco Financiamentos S.A., Banco Losango S.A. - Banco Múltiplo, BEC and BEM Distribuidora de Títulos e Valores Mobiliários Ltda., Bradesco Administradora de Consórcios Ltda., Bradesco-Kirton Corretora de Câmbio S.A.; Officer of Ágora Corretora de Títulos e Valores Mobiliários S.A.; Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários S.A.; Alternate Member of the Fiscal Council of Bradespar S.A.; Member of the Audit Committee at Elo Participações S.A and Elo Serviços S.A. and Officer of Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários.

180 – Form 20-F 2024 | Bradesco

•	Vinicius Urias Favarão – Executive Officer

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

Education: Business Administration from UNIP - Universidade Paulista.

Other Qualifications: “Lato Sensu” postgraduate degree – Executive MBA in Finance from IBMEC; “Lato Sensu” postgraduate degree – Executive MBA with Emphasis on “General Management” from IBMEC; MBA in Retail Business and Administration from FIA; AMD (Advanced Management Program) Bradesco from ISE Business School and Certification CCA+ Professional Member of the Board from IBGC (Instituto Brasileiro de Governança Corporativa).

Current Positions: Chairman of the Board of Directors of Alelo Instituição de Pagamento S.A.; Member of the Board of Directors of Livelo S.A., Elo Participações Ltda., Elo Serviços S.A. and of CIP S.A.; Member of the People and Remuneration Committee of Cielo S.A. – Instituição de Pagamento; General Officer of Alvorada Administradora de Cartões Ltda. and of Cubos Holding Participações Ltda.; Executive Officer of Banco Bradesco BERJ S.A., of Bradescard Elo Participações S.A., of Bradesco Holding de Investimentos S.A., of Instituto Kirton Solidariedade, of Kartra Participações Ltda., of Kirton Bank S.A. - Banco Múltiplo, of Tempo Serviços Ltda. and of Varese Holdings Ltda.

Previous Positions: Member of the Board of Directors of Cielo S.A. - Instituição de Pagamento; Alternate Member of the Board of Directors of Aquarius Participações S.A.; Alternate Member of the Board of Directors of Chain Serviços and Contact Center S.A.; Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors and CEO of Elo Participações S.A.; Member of the Board of Directors of Crediare S.A. - Crédito, Financiamento and Investimento and Banco Digio S.A. (ex-CBSS S.A.); Officer of Banco Losango S.A. – Banco Múltiplo; and Officer of Bradesco Financiamentos S.A.

•	Silvana Rosa Machado – Executive Officer

Date of Birth: April 17, 1970

Summary of Professional Experience: Executive with more than 31 years of professional experience in multinational consulting and financial institutions. She has expertise in strategic projects in the financial services and human capital management sector, having worked in renowned companies. In April 2024, she joined Banco Bradesco S.A. and was elected Executive Officer.

Education: Production Engineering by the Polytechnic School of the University of São Paulo – POLI/USP.

Other Qualifications: MBA with Specialization in Finance and Business Economics (Concentration in Finance and Business Economics) – University of Chicago; Certification of the Board of Directors from IBGC (Instituto Brasileiro de Governança e Corporativa); Coach Accredited by the EcoSocial Institute – Coaches School; and Post-Graduation “Lato Sensu” course in Psychoanalysis by Fundação Armando Alvares Penteado – FAAP.

181 – Form 20-F 2024 | Bradesco

Current Positions: Coordinator of the Compensation and Human Resources Committee of Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.

Previous Positions: Advent International – Officer of Talent Latin America Management (Head of Talent Latam); Associação Comercial de São Paulo – ACSP – Member of the Retail Board; BNDESPAR – Member of the Digital Forum; and Egon Zehnder – Consultant.

•	Túlio Xavier de Oliveira – Executive Officer

Date of Birth: February 2, 1981

Summary of Professional Experience: Experienced executive in the Financial Services sector, he has built a career in the market. His experience spans several executive positions in renowned companies, including Itaú Unibanco, PayPal and Mercado Pago. In April 2024, he joined Banco Bradesco S.A. and was elected Executive Officer.

Education: Electrical Engineering by the State University of Campinas – UNICAMP.

Other Qualifications: MBA in Strategic Management, Economics and Finance by the University of Chicago (The University of Chicago – Booth School of Business – EUA).

Current Positions: Officer of Bitz Instituição de Pagamento S.A.; Effective Member of the Board of Directors of Cielo S.A. - Instituição de Pagamento; and Chairman of the Board of Directors of Kunumi Serviços em Tecnologia da Informação S.A. and of Repasses Financeiros e Soluções Tecnológicas Instituição de Pagamento S.A.

Previous Positions: Mercado Livre - Senior Vice-President of Finance; Mercado Pago – Vice-President and President in Brazil; and PayPal – Head de Business Development, Financial Services.

•	Francesco Di Marcello – Executive Officer

Date of Birth: July 12, 1974

Summary of Professional Experience: Executive with experience in the areas of Digital Transformation & Agile Service Line in Multinational Companies and with a solid career in the national and international market. His experience spans several executive positions in renowned Multinational companies, including McKinsey & Company, where he served as Leading Partner in the Agile and Digital Transformation and Agile service lines in Brazil and in international markets, as well as the Optima Group and Accenture. In August 2024, he joined Banco Bradesco S.A. and was elected Executive Officer.

Education: Aerospace Engineering - Politecnico di Torino.

Previous Positions: Leading Partner of the Agile Service Line in Latin America, Co-Leader Global Digital & Agile Service Line/Financial Institutions. (São Paulo, Brazil) of McKinsey & Company, CEO and Chairman of the Board of Optima Exchange Services (Optima Group) – (Moscow, Russia); Managing Director of Tescom Group (Optima Group) - (Moscow, Russia); Managing Officer – Financial Services Optima Group - (Moscow, Russia); Project Manager of McKinsey & Company - (Moscow, Russia); and Junior Project Manager of Accenture - (Turin, Italy).

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Statutory Board of Executive Officers is established at the Shareholders’ Meetings. These bodies comprise our Executive Officers, Officers, Regional Officers and Officers of our subsidiaries for the ensuing year. In 2024, our shareholders set the compensation for our Board of Directors and our Statutory Board of Executive Officers and our subsidiaries at R$618.2 million.

182 – Form 20-F 2024 | Bradesco

In 2024, our Directors, our Statutory Board of Executive Officers and our subsidiaries received compensation of R$611.9 million for their services. Regarding Management’s compensation, part of it was paid as variable compensation. The current compensation policy mandates that 50.0% of the net variable compensation amount is intended for the acquisition of BBD Participações S.A. class-B preferred shares (PNB BBD shares) and/or of preferred shares issued by Bradesco (PN Bradesco shares), which are saved and are unavailable (restricted shares), to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Statutory Board of Executive Officers and our subsidiaries have the right to participate in the same pension plans available to all our employees. In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for us. The amount of compensation and any post-employment benefits are based on management’s alignment with our short-, medium- and long-term results and risks, and are justified as a means to retain knowledgeable and high-quality Managers among our staff members. In 2024, we contributed R$547.8 million to pension plans on behalf of our Directors, Members of our Statutory Board of Executive Officers and of our subsidiaries.

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the Annual Shareholders’ Meeting. The members of our Board of Executive Officers are elected by the Board of Directors. In both cases, the election is for two-year terms, but it can also be extended for consecutive terms.

Currently, on the Board of Executive Officers, besides the Executive Officers, we have 60 Officers and 11 Regional Officers. Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Board of Executive Officers.

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

Currently, our Fiscal Council has five effective members (José Maria Soares Nunes, Vicente Carmo Santo, Joaquim Caxias Romão, Ludmila de Melo Souza and Ava Cohn) and five alternate members (Frederico William Wolf, Luiz Eduardo Nobre Borges, Artur Padula Omuro, Mônica Pires da Silva, José Luis Elias and Marcos Aparecido Galende), all of whom were reelected/elected at the Annual Shareholders’ Meeting of March 10, 2025. The period of the mandate is a one-year term and will expire in March 2026. The attributions and other rules of the Fiscal Council are defined in our Charter, which are contained on the Investor Relations website (Bradesco RI) not incorporated by reference.

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

183 – Form 20-F 2024 | Bradesco

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

The current members of the Audit Committee are Octavio de Lazari Junior (coordinator), Amaro Luiz de Oliveira Gomes (qualified member), Paulo Ricardo Satyro Bianchini and Antonio José da Barbara. Octavio de Lazari Junior is also a member of the Board of Directors.

Our Audit Committee is responsible for monitoring the accounting practices adopted in the preparation of our financial statements and those of our subsidiaries, as well as indicating and evaluating the effectiveness of the independent audit.

Other attributions and rules of the Audit Committee can be found in the Body’s Charter, available on the Bradesco RI website and it is not incorporated by reference in this annual report.

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

184 – Form 20-F 2024 | Bradesco

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

6.C.40.05 Strategic Committee

Composed of at least three members with a maximum of five members, all formally appointed and removable by the Board of Directors, including its Coordinator, this Committee is established to advise the Board of Directors in the performance of its duties related to the strategic management of the Company.

6.C.50 Ombudsman

At the Special Shareholders’ Meeting held in August 2007 and pursuant to Resolution No. 4,860/20 of the Central Bank of Brazil, our shareholders formalized the creation of the Ombudsman. Since 2005 we have had an informal Ombudsman. The Ombudsman works on behalf of all our institutions authorized to operate by the Central Bank of Brazil. There is one Ombudsman, with a two-year term. The Ombudsman is appointed and may be dismissed by the Board of Directors, and his/her purpose is to handle the governance of all complaints of the financial conglomerate.

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
185 – Form 20-F 2024 | Bradesco

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

According to our Bylaws and in order to comply with the rules of the Central Bank of Brazil, in March 2024, Mr. Marcos Daniel Boll was appointed Ombudsman by the Board of Directors, with an effective mandate until the first Board of Directors meeting to be held after the Annual Shareholders’ Meeting of 2026.

6.C.60 Legal Advice

The Board of Directors and the Board of Executive Officers established, in February 2019, the Legal Advice Area.

The Area’s duties include providing legal advice to the Board of Directors and to the Board of Executive Officers concerning issues of strategic interest, the shareholding, contractual, and regulatory fields; and following up on legal and administrative actions of high complexity for the Group.

6.C.70 Global Internal Audit

It is the responsibility of the Global Internal Audit Area, which is subordinate and reports functionally, administratively and operationally to the Board of Directors of Banco Bradesco S.A., consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information processes and systems; compliance with the legal, infra-legal and regulatory framework, internal Standards and Codes of Conduct applicable to members of our Group’s staff; and the safeguarding of assets in relation to its strategic goals and objectives.

The performance is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Auditing, the IIA Code of Ethics, the Sector Code of Ethics for Internal Auditors of the Bradesco Group and the internal guidelines defined by the Global Internal Audit Area within the Bradesco Group and, where applicable, third parties/suppliers.

6.D. Employees

As of December 31, 2024, we had 84,022 employees, of which 72,642 were employees of Banco Bradesco, 10,643 were from affiliated companies, and 737 were positioned abroad..

The following table presents the number of employees by countries in which we operate.

186 – Form 20-F 2024 | Bradesco

Countries with operation	Total number of employees
Brazil	83,285
United States	319
Argentina	1
England	7
Luxembourg	73
Mexico	309
China	5
Cayman Islands	18
Guatemala	5
Total	84,022

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

As of December 31,	2024	2023	2022
Total number of employees	84,022	86,222	88,381
Number by category of activity
Bradesco	86.5%	86.7%	85.5%
Insurance	8.6%	8.2%	7.8%
Pension plans products	0.9%	0.9%	0.7%
Other categories	4.0%	4.2%	6.0%
Number by geographic location
Cidade de Deus, Osasco	17.3%	15.7%	13.7%
Alphaville, Barueri	4.7%	4.2%	3.8%
São Paulo	13.4%	13.6%	16.1%
Other locations in Brazil	63.8%	65.8%	65.8%
International	0.9%	0.7%	0.7%

We have two working shifts. Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day work week.

As of December 31,	2024	2023	2022

% of employee
Part-time work	12.8%	15.4%	16.2%
Full-time work	87.2%	84.6%	83.8%

We have a diverse workforce strengthened by the heterogeneity of the Brazilian population. At the end of the period, throughout Brazil, 50% of our workforce was made up of women, 29% of Black people and 5% of people with disabilities.

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

187 – Form 20-F 2024 | Bradesco

In addition, in the Human Resources structure, the area of Diversity, Equity and Inclusion is responsible for catalyzing transformations and managing initiatives that drive representativeness in the functional framework, acting mainly in five pillars: People with Disabilities, Gender, LGBTI+, Longevity and Ethnic-racial.

Our commitment is reflected in our Diversity, Equity, and Inclusion Policy, which guides our actions and initiatives. We base our activities on the principles of equal opportunities, education for inclusion, and engagement — of the organization, the people, and the community as a whole.

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2024, 40.1% of our employees were associated with one of the labor unions, with representation at national level. We maintain good relations between our employees as well as with their respective labor unions, fostering transparency in our relationships.

With the purpose of promoting physical, family, financial and emotional well-being of our employees, we offer a comprehensive benefits package. This package includes health and dental plan, enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, a private pension, life insurance with varying coverages, transportation allowance to assist with travel expenses, childcare/babysitting assistance for childcare and meal and food vouchers to ensure a balanced life. In addition, we offer the TotalPass benefit, a platform that provides access to several gyms across the country, with more than 250 training modalities. We also maintain partnerships with companies in the market to enable our employees to purchase products and services with special conditions.

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

In accordance with the collective convention of labor, we offer to our employees a profit-sharing program and a variable incentive model for employees who work in the commercial structure of the Branch Network.

Through Universidade Corporativa Bradesco – UniBrad (Bradesco Corporate University), whose mission is to provide education geared towards professional excellence and social mobility, we offer development solutions and training to our employees. In 2024, we invested more than R$141 million in education.

In 2024, UniBrad recorded over 1.5 million participants in its various programs and learning solutions, demonstrating the interest and importance of providing development opportunities.

Our employees were able to learn with more than 2,657 thousand asynchronous and 1,311 thousand synchronous solutions. Among the themes were, data study, corporate skills development, mental health, quality of life, time management, financial education and diversity.

Finally, in 2024 we established a project for cultural development. This initiative called Sou Bradesco aims to shape our future, redefine our symbols and cultivate leaders and their teams, establish new processes that honor key elements of our past while incorporating new ones, strengthening our people management strategy.

6.E. Share Ownership

As of December 31, 2024, the members of our Board of Directors and Statutory Board of Executive Officers indirectly held 0.83% of our total capital, through BBD Participações S.A. (BBD Participações). In addition, some of our directors and statutory officers directly hold shares of our share capital. However, as of December 31, 2024, none of our directors and officers, individually or jointly, owned more than 1.0% of any class of our shares.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable.

188 – Form 20-F 2024 | Bradesco

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2024, our share capital was composed of 5,306,461,581 common shares and 5,290,521,347 preferred shares, with no par value.

For information on shareholders’ rights and our dividend distributions, see “Item 8.A. Consolidated Statements and Other Financial Information – 8.A.30 Policy on dividend distributions” and “Item 10.B. Memorandum and Articles of Association – 10.B.10 Organization – 10.B.10.02 Allocation of net income and distribution of dividends”.

The following chart illustrates our shareholding structure as of December 31, 2024:

BBD PART S.A. (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
47.93% COMMON
47.93% TOTAL
AGUIAR FAMILY
16.63% COMMON
16.63% TOTAL
CIDADE DE DEUS
35.44% COMMON
35.44% TOTAL
46.08% COMMON
0.02% PREFERRED
23,09% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
NCF
MARKET
0.15% COMMON
0.08% TOTAL
28.17% COMMON
97.72% PREFERRED
62.89% TOTAL
8.52% COMMON
2.26% PREFERRED
5.39% TOTAL
17.23% COMMON
8.63% TOTAL
BRADESCO

189 – Form 20-F 2024 | Bradesco

The following table shows the direct shareholding of our outstanding common and preferred shares as of December 31, 2024, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	2,445,219,983	46.08%	1,292,135	0.02%	2,446,512,118	23.09%
Fundação Bradesco(1)	914,471,634	17.23%	3	0.00%	914,471,637	8.63%
NCF Participações	451,890,822	8.52%	119,774,968	2.26%	571,665,790	5.39%
Subtotal	3,811,582,439	71.83%	121,067,106	2.29%	3,932,649,545	37.11%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Rubens Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Rogerio Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
Samuel Monteiro dos Santos Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Walter Luis Bernardes Albertoni	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Roberto Simões da Cunha	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	17,140,803	0.32%	42,469,520	0.80%	59,610,323	0.56%
Members of the Diretoria Executiva
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D’Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Joao Carlos Gomes da Silva	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Oswaldo Tadeu Fernandes	(*)	(*)	(*)	(*)	(*)	(*)
Edilson Dias dos Reis	(*)	(*)	(*)	(*)	(*)	(*)
Juliano Ribeiro Marcilio	(*)	(*)	(*)	(*)	(*)	(*)
André Luís Duarte de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Cintia Scovine Barcelos de Souza	(*)	(*)	(*)	(*)	(*)	(*)
Fernando Freiberger	(*)	(*)	(*)	(*)	(*)	(*)
José Augusto Ramalho Miranda	(*)	(*)	(*)	(*)	(*)	(*)
Marcos Valério Tescarolo	(*)	(*)	(*)	(*)	(*)	(*)
Renata Geiser Mantarro	(*)	(*)	(*)	(*)	(*)	(*)
Vinicius Urias Favarão	(*)	(*)	(*)	(*)	(*)	(*)
Silvana Rosa Machado	(*)	(*)	(*)	(*)	(*)	(*)
Túlio Xavier de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Francesco Di Marcello	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	76,426	0.00%	3,903,157	0.07%	3,979,583	0.04%
Subtotal	3,828,799,668	72.15%	167,439,783	3.16%	3,996,239,451	37.71%
Other	1,477,661,913	27.85%	5,123,081,564	96.84%	6,600,743,477	62.29%
Outstanding Shares	5,306,461,581	100.00%	5,290,521,347	100.00%	10,596,982,928	100.00%
Treasury shares	23,843,100	0.00%	21,344,200	0.00%	45,187,300	0.00%
Total	5,330,304,681	100.00%	5,311,865,547	100.00%	10,642,170,228	100.00%

(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, NCD and NCF Participações,23.0% of our total shares.

(*) None of the members of our Board of Directors and Statutory Board of Executive Officers, individually or jointly, owned, directly, 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see “Item 6.E. Share Ownership”.

The following is a description of our principal beneficial shareholders as of December 31, 2024. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares. Shares held by members of our Board of Directors and Statutory Board of Executive Officers do not have special voting rights in relation to shares held by our other shareholders.

➢	Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações (Cidade de Deus) is a holding company that, as of December 31, 2024, owned 25.22% of our total shares, with 23.08% directly and 2.13% indirectly participation. On our common shares (voting capital), Cidade de Deus owned 46.08%.

190 – Form 20-F 2024 | Bradesco

➢	Nova Cidade de Deus Participações

Nova Cidade de Deus Participações (Nova Cidade de Deus) is a holding company that, on December 31, 2024, held indirectly a 12.09% of our total capital.

The share capital of Nova Cidade de Deus is divided into common (classes A and B) and preferred shares. Ownership of Class A common shares is exclusive to persons entitled to hold Class B shares (see below), as well as to civil associations and foundations governed by private law, which are managed by such persons or by officers appointed by them. Ownership of the Class B Common Shares is limited to:

•	members of our Board of Executive Officers;
•	former members of our Board of Executive Officers who have been officers of Banco Bradesco’s Board of Directors or its controlled entities; and
•	commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Currently, there are no individuals who hold Class A or Class B common shares of Nova Cidade de Deus.

➢	Fundação Bradesco

Fundação Bradesco is a non-profit institution, supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. On December 31, 2024, Fundação Bradesco held a total 31.63% of our capital, with 8.63% directly and 23.00% indirectly. On our common shares (voting capital), Fundação Bradesco owned 17.23%.

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

All 40 school units are owned by Fundação Bradesco and are distributed within the 26 Brazilian states and the Federal District, installed primarily in regions with significant socioeconomic vulnerability, contributing to the development of the region via the transformational impact on the lives of students and communities around them, changing the educational reality of the whole country. In 2024, Fundação Bradesco benefited more than 42,000 students in its schools, primarily in Basic Education – from early childhood education to high school including technical vocational education.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the necessary items to ensure equal learning in all regions of Brazil.

Our “Escola Virtual” (Virtual School) e-learning portal’s distance learning programs (EaD), which provides fast and free courses, benefited around 1.8 million students who completed at least one of more than 80 fast courses offered.

Fundação Bradesco’s 2024 budget totaled R$1.3 billion. Over the last 10 years, Fundação Bradesco has invested a total of, approximately, R$10.6 billion (at current values).

➢	BBD

BBD Participações S.A (BBD Participações) is a holding company that, on December 31, 2024, held indirectly 3.15% of our total capital.

191 – Form 20-F 2024 | Bradesco

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

NCF Participações is a holding company, which, as of December 31, 2024, directly held 5.39% direct of our total capital and 8.52% of our common shares (voting capital).

➢	Market

Direct market holdings represented 27.72% of our voting capital as of December 31, 2024 and 96.39% of our preferred shares. Common and preferred shares held by the market accounted for 61.99% of our share capital.

As of December 31, 2024, 1,179 foreign investors with a stake in our share capital in the amount of: (i) 58.11% of preferred shares; and (ii) 11.91% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.02% of preferred shares and the ADRs (American Depositary Receipts) accounted for 9.53% of preferred shares and 0.06% of common shares.

7.B. Related Party Transactions

Transactions with related parties are conducted on conditions and at rates consistent with those entered into with third parties:

December 31	R$ in thousands
	2024	2023	2022
Assets
Loans and advances to financial institutions	-	-	500,259
Securities and derivative financial instruments	569,106	597,902	332,787
Loans and other assets	3,018,910	3,724,974	915,395
Liabilities
Customer and financial institution resources	(5,577,770)	(5,223,199)	(4,620,807)
Securities and subordinated debt securities	(23,692,039)	(20,369,788)	(18,035,730)
Derivative financial instruments	-	-	-
Other liabilities	(16,258,930)	(15,693,517)	(16,979,200)
INCOME AND EXPENSES
Net interest income	(2,974,430)	(3,507,514)	(2,673,607)
Other expenses net of other operating revenues	(2,344,062)	(1,890,228)	(2,101,012)

For further information on related party transactions, see Note 39 to our consolidated financial statements in “Item 18. Financial Statements”.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and other Financial Information

8.A.10 Consolidated Statements

See “Item 18. Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS Accounting Standards.

192 – Form 20-F 2024 | Bradesco

8.A.20 Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, and which relate to:

•	Labor matters: The labor matters in which we were involved during the year ended December 31, 2024, are mainly claims brought by former employees and outsourced employees seeking indemnifications, in particular, for unpaid overtime, in the case of former employees, in accordance with Article 224 of the CLT and, in the case of third parties, acknowledgement of employment status. Given that labor lawsuits have similar characteristics and are not subject to a court judgment, the provision for labor matters is recognized based, among other factors, by the average calculated value of payments made for labor complaints. It is important to mention that employee overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.
•	Tax-related matters: We are also party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to the constitutionality of certain taxes, as well as the fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes, whose collection we consider to be inappropriate; others stem from inappropriate collections (notifications) of supervisory agencies of the Ministry of Finance and others aim to recover taxes which we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have, in general, been provisioned for in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, the taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 37 to our consolidated financial statements, “Item 18. Financial Statements”, for a description of our most relevant tax claims.
•	Civil matters: We are party to various civil lawsuits, although none of them are individually material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans of the 80s and 90s, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – 3.D.20.06-09 The Brazilian Supreme Court (“STF”) and the Brazilian Superior Court (“STJ”) of Justice are currently deciding cases relating to the application of inflation adjustments during periods of hyperinflation in Brazil, which may increase our costs and result in losses”. Probable risk cases are all provisioned for and do not result in a material adverse effect on the results of our operations or financial position.
•	Other matters: We are currently not subject to any significant disputed processes with the Central Bank of Brazil, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory agencies.
•	Operation Zealots: A criminal proceeding was brought in relation to Operation Zealots against two former members of our Board of Executive Officers, which was pending at the 10th Federal Court of the Judicial Section of the Federal District.

Operation Zealots investigated the alleged improper conduct of members of the Administrative Council of Tax Appeals (CARF). A first-instance ruling was rendered acquitting the two former executive officers, which was certified as final and unappealable on January 31, 2025. This certification definitively extinguished the legal proceeding in relation to these former members of our Board of Executive Officers.

193 – Form 20-F 2024 | Bradesco

As of December 31, 2024, we had a total provisioned amount – which we believe to be adequate to cover any probable outflow of cash or other economic resources required to settle the provision – in the amount of R$17,900 million and whose allocation was:

•	43.7% in civil matters;
•	41.7% for risks related to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS; and
•	14.6% for labor claims.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to (i) tax and social security matters, which totaled R$46,933 million as of December 31, 2024 (R$46,704 million as of December 31, 2023); and (ii) those related to civil claims which totaled R$11,570 million as of December 31, 2024 (R$9,977 million as of December 31, 2023).

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

194 – Form 20-F 2024 | Bradesco

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

Our shares (BBDC3 and BBDC4) are listed on Brazil’s main stock indexes, including the indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, IBrX-50 and IBrX-100, respectively, selected from among the most traded shares on B3; the IBrA (Broad Brazil Index); the IFNC (Financial Index, composed of banks, insurance companies and financial institutions); the ISE (Corporate Sustainability Index); the IGCX (Special Corporate Governance Stock Index); the IGCT (Corporate Governance Trade Index); the ITAG (Special Tag-Along Stock Index), the index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices (ICO2); and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed). Abroad, our shares are listed on the Dow Jones Sustainability World Index, in the Dow Jones Sustainability Emerging Markets portfolio of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

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

195 – Form 20-F 2024 | Bradesco

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

As of December 31, 2024, the aggregate market capitalization of the 331 companies listed on the B3, was equivalent to US$660.1 billion and the 10 largest companies listed on the B3 represented 48.4% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2024, we accounted for 2.9% of the market capitalization of all listed companies on the B3.

196 – Form 20-F 2024 | Bradesco

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

On December 3, 2024, Joint Resolution No. 13/24 was published, which revoked CMN Resolution No. 4,373/14 and aims to simplify the investment of non-residents in the financial markets and in the Brazilian securities market. Among the main changes, the new standard (i) exempted CVM’s registration requirements for non-resident investors and natural persons, as well as eliminated the need for nominating a representative in case s of (a) investments in securities, including from a non-resident account in Brazilian reais held in Brazil, of their own ownership, with the use of own resources; (b) investments in financial assets from the account of the non-resident in reais held in Brazil, of their own ownership, with the use of own resources; and (c) investments in financial assets not made from the account of the non-resident in reais held in Brazil, of their own ownership, with the use of own resources, for the total monthly contributions of up to two million reais (R$2,000,000.00) through each intermediary; (ii) exempted from the requirement of nominating a custodian in advance; (iii) expanded the list of assets that can be used as guarantees of depositary receipts; and (iv) extinguished the obligatory requirement of simultaneous forex operations and of international transfers in reais.

See “Item 10.D. Exchange Controls” for further information about CMN Resolution No. 4,373/14, and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 4,373/14 (which was replaced by Joint Resolution No. 13/24).

➢	Corporate governance practices of B3

In 2000, B3 introduced three special listing segments, which require differentiated practices of corporate governance known as Level 1, Level 2 and Novo Mercado, with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called “Bovespa Mais” and “Bovespa Mais Nível 2”, specifically for small- and medium-sized enterprises. The listing segments were designed for the trading of shares issued by companies that voluntarily commit to following corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders’ rights and increase the quality of the information made available to shareholders. Newly amended rules for Level 1 and Level 2 segments came into effect in May 2011.

To become a “Level 1” company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that the shares in circulation represent at least 20.0% of their share capital or 15% in the case of ADTV (average daily trading volume) exceeding R$20 million in the last 12 months; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its Board of Directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders’ agreement and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

197 – Form 20-F 2024 | Bradesco

To become a “Level 2” company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all “Level 1” listing requirements; (ii) grant tag-along rights to all shareholders in case the company’s control is transferred, offering to common shareholders the same price paid per share for the controlling group of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the shareholders’ meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3’s “Level 2” segment is in force; (iv) the Board of Directors must be made up of at least five members, of whom a minimum of 20.0% shall be independent members with a term of office limited to two years, and re-election is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS Accounting Standards; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the “Level 2” segment; and (vii) exclusively adopt the B3 “Arbitration Board” rules for resolving any conflicts between the company and its investors.

To join B3’s “Novo Mercado” segment, an issuer must meet the “Novo Mercado” rules related to the governance structure and the shareholders’ rights: (i) the capital must be composed exclusively of common shares with voting rights; (ii) in the case of transfer of control, all shareholders must have the right to sell their shares at the same price (tag along of 100%) attributed to the shares held by the controller; (iii) install the area of Internal Audit, role of Compliance and Audit Committee (statutory or non-statutory); (iv) in the event that the company leaves the “Novo Mercado”, it must conduct a public offer for acquisition of shares (OPA) at fair value, in which at least 1/3 of the holders of shares in circulation must accept the OPA or agree with the exit from the segment; (v) the board of directors has to include, at least, 2 or 20% of independent directors, whichever is higher, with a unified term of up to two years; (vi) the company undertakes to maintain at least 20% of the shares in circulation (free float), or 15%, in the event of ADTV (average daily trading volume) of more than R$20 million in the last 12 months; (vii) the company must structure and disseminate the evaluation process for the board of directors, its committees and the board of executive officers; (viii) the company must draft and disseminate policies relating to (a) compensation; (b) nomination of members to the board of directors, its advisory committees and statutory board of executive officers; (c) risk management; (d) transactions with related parties; and (e) trading of securities with minimum content (except for the compensation policy); (ix) the company must agree to simultaneous disclosure, in English and Portuguese, of relevant facts, information about earnings and press releases of income statements; and (x) the company must release monthly negotiations with securities issued by the company and controlling shareholders.

In June 2001, we executed an agreement with B3 to list our shares on the “Level 1” segment, effective immediately after the disclosure of the offer’s opening date in Brazil. We agreed to comply with and continue to comply with all of the “Level 1” listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

198 – Form 20-F 2024 | Bradesco

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

199 – Form 20-F 2024 | Bradesco

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

Under Brazilian law, we must prepare financial statements according to BR GAAP on a quarterly and annual basis, and according to IFRS Accounting Standards on an annual basis. Our Board of Executive Officers, with approval of the Board of Directors, may distribute dividends based on the profits reported in interim financial statements. Our Bylaws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Board of Executive Officers bases the amount of the interim dividends on previously accrued or retained earnings.

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

In order for a Shareholders’ Meeting to validly take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting. However, in the case of a shareholders’ meeting to amend our Bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the Board of Directors may call a second meeting by giving at least eight calendar days’ notice prior to the scheduled meeting and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second shareholders’ meeting, subject to the quorum requirements applicable to the first one.

200 – Form 20-F 2024 | Bradesco

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

In the event of our liquidation, our preferred shareholders would have priority over our common shareholders when returning capital. See Item “10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.03 – Liquidation” for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See Item “10.B. Memorandum and Articles of Association – 10.B.20 Shareholders – 10.B.20.02 Right of withdrawal” for more information.

Brazilian law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

201 – Form 20-F 2024 | Bradesco

10.B.10.06 B3’s differentiated corporate governance practices

In 2001, we voluntarily adhered to B3’s “Level 1” corporate governance segment, which establishes special requirements for the Company’s listing and rules for its managers and shareholders, including its controlling shareholders. Companies listed on “Level 1” must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by officers, executives and controlling shareholders and related party transactions, among other things – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Companies listed in this segment must also maintain a minimum free float of 20.0%.

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
202 – Form 20-F 2024 | Bradesco

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
203 – Form 20-F 2024 | Bradesco

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

204 – Form 20-F 2024 | Bradesco

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
205 – Form 20-F 2024 | Bradesco

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

206 – Form 20-F 2024 | Bradesco

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

10.B.30.01 Disclosure of periodic information

Periodic disclosure of information by companies that have their securities traded on the Brazilian market is currently regulated by CVM Resolution No. 80/22, replacing CVM Instruction No. 480/09. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a “Form 20-F”, providing several detailed aspects of the company’s operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved, as well as the management’s responsibility for the information provided and regarding environmental, social and corporate governance aspects, in addition to the simplification and rationalization of the information that is required. As a result, the quantity and quality of information provided to the Brazilian market and to the CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier. Furthermore, on September 20, 2022, the CVM enacted Resolution No. 168/22, which amended articles about plural voting and election and tenure of managers positions, present in CVM Resolutions No. 59/21 and No. 80/22.

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

207 – Form 20-F 2024 | Bradesco

10.B.40 Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil that is not the result of international agreements, reciprocity, or interest of the Brazilian Government. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of preferred share ADSs, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the authorization of the Central Bank of Brazil for the ADR program for common shares in the U.S. market, foreigners can hold up to 30.0% of our total common shares.

The ability to convert dividend payments and proceeds from the sale of our shares or preemptive rights into foreign currency and to remit such amounts abroad from Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. Nonetheless, any non-Brazilian holder may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction, provided that it meets the requirements set forth in Joint Resolution No. 13/24, which establishes the necessity or exemption, as the case may be, of appointing a Brazilian representative and registration with the CVM. These rules are applicable both to common and preferred shareholders.

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

208 – Form 20-F 2024 | Bradesco

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified under the terms of CMN Resolution No. 4,373/14(which was in effect until December 2024, being replaced by Joint Resolution No. 13/24 starting from January 2025). To qualify under this Resolution, a non-Brazilian holder must:

•	appoint a representative in Brazil with the power to undertake acts relating to the investment(except for the non-resident investor who is a natural person, who is exempted from the rerequirement of nominating representative: (a) in securities investments, including from a non-resident account held in Brazil, of their own ownership, with use of own resources; (b) in financial asset investments from a non-resident account in reais held in Brazil, of their own ownership, with use of own resources; and (c) in financial asset investments not made from the account of a non-resident in reais held in Brazil, of their own ownership, with the use of own resources, for the total monthly contributions of up to R$2,000,000.00 through each intermediary); and
•	register as a foreign investor with the CVM (except for the non-resident investor who is a natural person, who is exempted from registration before CVM as a foreign investor registration.

See “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of tax benefits extended to non-Brazilian holders of securities who qualify under CMN Resolution No. 4,373/14, (which was in effect until December 2024, being replaced by Joint Resolution No. 13/24 starting from January 2025).

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

Joint Resolution No. 13/24 provides that securities held by non-Brazilians may, according to their nature, be held in custody of, or in deposit accounts held in financial institutions duly authorized by the Central Bank of Brazil and the CVM, as well as in a deposit account or prepayment in a financial institution or payment institution authorized by the Central Bank of Brazil. In addition, under this resolution, securities trading is restricted to transactions on Brazilian stock exchanges or organized markets. Under Joint Resolution No. 13/24, which revoked CMN Resolution No. 4,373/14, the foreign investor, Individual, was waived from the obligation of registering with the CVM. Also, through the innovations brought by Joint Resolution No. 13/24, the non-resident investors are exempted from the obligation of depositing securities in advance with a custodian authorized by the CVM, so that these investors can follow the same rules applicable to investors resident in respect of custody services.

Non-Brazilian holders complied with Joint Resolution No. 13/24 are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian Constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as mentioned above under “10.B.40 Regulations and Restrictions on non-Brazilian holders”.

When a holder of ADSs exchanges ADSs for the underlying shares, the holder is entitled to either:

•	sell the shares on the stock exchange and remit the proceeds abroad within five business days; or
•	freely convert the investment in the underlying shares to either an investment under Joint Resolution No. 13/24 (without the need to perform simultaneous and symbolic exchange operations for this purpose) or in a direct foreign investment in Brazil (in accordance with applicable rules), also without the need to perform simultaneous and symbolic forex operations.
209 – Form 20-F 2024 | Bradesco

Holders that do not comply with the rules established by Joint Resolution No. 13/24 may be subject to monetary penalties.

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

Law No. 11,638/07 significantly changed the Brazilian Corporate Law, with the objective of more closely aligning BR GAAP with IFRS Accounting Standards, producing effects from January 1, 2008. Predicting that the new accounting rules could conflict with the provisions of the tax law, Law No. 11,941/09, the Transition Tax System (RTT) was instituted. In general, under the implementation of the RTT, the changes promoted by the IFRS Accounting Standards to modify the criterion of recognition of revenues, costs and expenses, would have no tax effects.

In this sense, profits recorded in line with the rules laid down by Law No. 11,638/07 (IFRS Accounting Standards Profits) may be different for profits calculated following the accounting methods and criteria in force on December 31, 2007 (2007 Profits).

Although market practice is for the distribution of dividends which are calculated using the IFRS Accounting Standards Profits to be exempt from taxes, the Brazilian tax authorities, through Normative Instruction No. 1,397/13, understand that companies should consider the 2007 Profits as the basis for determining the amount of profit exempt from taxes that could be distributed to the beneficiaries.

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

210 – Form 20-F 2024 | Bradesco

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

In November 2023, as noted previously, the National Congress promulgated PEC No. 45/19 – Constitutional Amendment No. 132 – responsible for the Tax Reform in Brazil, specifically in relation to taxation on consumption. However, a period of 90 days after the promulgation of the Amendment was stipulated for the Executive Branch to forward to the National Congress a bill that reinforces the taxation on income, accompanied by the corresponding estimates and studies of budgetary and financial impacts. Although the bill has not yet been sent by the Government, it is expected to be presented soon.

It should also be noted that the Congress is currently discussing, among other matters, the taxation of the distribution of dividends and the removal of interest on equity.

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
211 – Form 20-F 2024 | Bradesco

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
212 – Form 20-F 2024 | Bradesco

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

In December 2014, RFB published Ordinance No. 488/14, reducing the concept of JTF for localities that tax income at a maximum rate of less than 17.0% for countries or regimes aligned with international standards of fiscal transparency as established by the Brazilian tax authorities. However, Ordinance No. 488/14 is not applicable to foreign investors, whose investments in Brazil are in accordance with CMN Resolution No. 4,373/14, which was in effect until December 2024, being replaced by Joint Resolution No. 13/24, effective from January 2025.

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

213 – Form 20-F 2024 | Bradesco

This way, it is recommended that private tax advisors are consulted regarding the consequences of the rules laid down in Law No. 11,727/08, NI No. 1,037/10 and Ordinance No. 488/14, if the tax authorities determine the application of the concept of the privileged tax regime.

10.E.10.05 Tax on Foreign Exchange Transactions

In accordance with Decree No. 6,306/07, the conversion of foreign currency into Brazilian currency, or vice-versa, shall be subject to tax on foreign exchange operations (IOF/Exchange). The rate of the current tax on foreign exchange operations, applicable to most of the foreign exchange operations, is 0.38%. However, foreign exchange operations carried out for inflows of resources in Brazil by a non-resident investor 4,373, are subject to tax on foreign exchange operations at a rate of 0%: (i) in the case of variable income operations carried out on the Brazilian stock exchange, as well as acquisitions of shares of publicly held Brazilian companies or subscription of shares related to capital contributions, provided that the issuing company has registered its shares to be traded on the stock exchange; and (ii) for the transfer of resources from Brazil, related to this type of investment, including payments of dividends and JCP and the repatriation of resources invested in the Brazilian market. Additionally, the tax on foreign exchange operations is currently charged at a rate of 0% on the cancellation of ADRs in the exchange for shares.

In any case, the tax rate on foreign exchange operations can be increased at any time by an act of the Federal Executive Branch, up to the percentage of 25.0%, in relation to the transactions that occurred after this possible amendment.

Decree No. 11,153/22 brought a gradual reduction in the IOF rate on exchange operations in the Settlement of foreign exchange transactions for the purchase of foreign currency in traveler’s checks and the loading of international prepaid cards, designated for covering personal expenses in international travel. Starting on January 2, 2023, the reduction will extend until January 2, 2028, when it will reach 0%. In 2024, the updated rate will be 4.38% as of January 2, 2024.

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

10.E.10.07 Other federal Brazilian taxes

Despite the fact that the Federal Supreme Court, in the judgment of Extraordinary Appeal No. 851,108/SP, decided that ITCMD cannot be applied to inheritance, gift or succession applicable to the ownership, transfer or disposal of preferred shares or ADSs by an investor non-resident in Brazil, before editing Complementary Law regulating the matter, modulating the effects of the decision for operations carried out from April 20, 2021.

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
214 – Form 20-F 2024 | Bradesco

a) the State where the recipient is domiciled or the Federal District will have competence;

b) if the recipient is domiciled or resident abroad, the State in which the asset is located or to the Federal District will have competence;

•	for the assets of de cujus, even if the asset is located abroad, the State where the person was domiciled, the Federal District or, if the person was domiciled or resident abroad, where the successor or legatee is domiciled, will have competence.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors regarding the consequences of an investment in the shares or ADSs.

The shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, holders of ADSs generally will be treated as owners of the shares represented by such ADSs.

215 – Form 20-F 2024 | Bradesco

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

216 – Form 20-F 2024 | Bradesco

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

217 – Form 20-F 2024 | Bradesco

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

218 – Form 20-F 2024 | Bradesco

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

Below, we present a sensitivity analysis for our financial exposure in trading and banking portfolios, based on three scenarios applied to market rates and prices. We considered 25.0% and 50.0% shocks in prices and rates that would adversely affect our positions, and a scenario reflecting an impact of 1 basis point on rates and 1.0% on market prices.

219 – Form 20-F 2024 | Bradesco

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

Risk Factor	Market as of December 31, 2024	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	6.19	6.25	7.74	9.29
1-year fixed rate in reais	15.4%	15.4%	19.3%	23.1%

Shocks were also applied to other risk factors and terms of the interest curves. During 2024, the largest depreciation of the real against the U.S. dollar was 25.85% (increased from R$/US$6.21, on December 18, 2024 to R$/US$4.86, on January 12, 2024), which is below the 25% and 50% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	As of December 31, 2024	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(10,217)	(4,085,285)	(7,975,990)
Price indexes	Exposure subject to variations in price index coupon rates	(12,890)	(2,209,541)	(3,908,207)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,834)	(262,983)	(507,774)
Foreign currency	Exposure subject to exchange rate variations	(5,335)	(133,384)	(266,768)
Equities	Exposure subject to variation in stock prices	(32,045)	(801,129)	(1,602,258)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	2,296	272,371	525,099
Other	Exposure not eligible in the previous definitions	(45)	(1,115)	(2,230)
Total not correlated		(60,070)	(7,221,066)	(13,738,128)

(1) Amounts net of tax effects.

Banking portfolio	As of December 31, 2024	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(10,148)	(4,060,528)	(7,925,798)
Price indexes	Exposure subject to variations in price index coupon rates	(12,780)	(2,200,423)	(3,892,135)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,829)	(262,313)	(506,445)
Foreign currency	Exposure subject to exchange rate variations	(2,934)	(73,348)	(146,695)
Equities	Exposure subject to variation in stock prices	(30,074)	(751,861)	(1,503,722)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	2,322	278,823	538,734
Other	Exposure not eligible in the previous definitions	16	400	799
Total not correlated		(55,427)	(7,069,250)	(13,435,262)

(1) Amounts net of tax effects.

220 – Form 20-F 2024 | Bradesco

Trading Portfolio	As of December 31, 2024	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(69)	(24,757)	(50,192)
Price indexes	Exposure subject to variations in price index coupon rates	(110)	(9,118)	(16,071)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(5)	(670)	(1,330)
Foreign currency	Exposure subject to exchange rate variations	(2,401)	(60,037)	(120,073)
Equities	Exposure subject to variation in stock prices	(1,971)	(49,268)	(98,536)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(26)	(6,451)	(13,634)
Other		(61)	(1,515)	(3,029)
Total not correlated		(4,642)	(151,816)	(302,865)

(1) Amounts net of tax effects.

➢	Value at Risk (VaR)

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

In 2024, the daily results, both from hypothetical and effective perspectives, exceeded the respective VaR with a confidence level of 99.0% twice in hypothetical vision and three times in effective vision. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), the deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model”, that is, the volatility was significantly higher than expected and/or the correlations differed from those presumed by the model.

In 2024, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$44.1 million in the third quarter and R$7.8 million in the first quarter, respectively. The tables below show the value at risk, according to the methodology of the VaR.

	2024 - R$ in thousands
	1st Quarter			On March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	15,621	10,487	21,369	13,907
Exchange coupon	283	164	390	179
Foreign currency	10,125	4,732	13,685	9,042
Equities	1,988	1,133	3,392	1,354
Sovereign risk	8,320	2,494	17,117	8,745
Other	5,262	2,092	12,652	5,492
Total VaR	21,332	7,866	34,721	18,648

221 – Form 20-F 2024 | Bradesco

	2024 - R$ in thousands
	2nd Quarter			On June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	15,718	9,002	28,929	15,178
Exchange coupon	118	53	225	53
Foreign currency	4,412	1,349	9,729	4,592
Equities	1,973	921	7,033	1,573
Sovereign risk	8,781	4,065	11,211	4,921
Other	5,110	1,736	11,282	3,245
Total VaR	19,534	9,464	33,549	17,503

	2024 - R$ in thousands
	3rd Quarter			On September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	9,530	6,472	14,619	7,866
Exchange coupon	79	14	156	14
Foreign currency	5,182	714	9,097	7,792
Equities	3,303	953	34,159	3,815
Sovereign risk	5,694	2,988	33,908	5,610
Other	6,901	3,170	11,893	11,034
Total VaR	20,758	13,536	44,197	22,213

	2024 - R$ in thousands
	4th Quarter			On December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	6,195	3,468	11,627	6,950
Exchange coupon	49	3	185	181
Foreign currency	4,744	669	10,312	4,580
Equities	4,400	3,018	9,681	4,112
Sovereign risk	6,917	2,791	11,988	2,829
Other	7,190	3,109	11,900	7,003
Total VaR	18,745	10,499	26,134	16,174

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2024:

Value at Risk (R$ in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual Average
Up to R$20	21.7%	49.2%	39.2%	54.4%	40.8%
Over R$20 up to R$30	68.4%	45.5%	54.4%	45.6%	53.7%
Over R$30 up to R$40	9.9%	5.3%	0.0%	0.0%	3.8%
Over R$40 up to R$50	0.0%	0.0%	6.4%	0.0%	1.7%
Over R$50	0.0%	0.0%	0.0%	0.0%	0.0%
222 – Form 20-F 2024 | Bradesco

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our preferred share ADSs and common share ADSs may be obliged to pay to our depositary bank, The Bank of New York Mellon (BNYM), which can be changed from time to time.

RATES AND FEES	SERVICE
US$5.00 (or less) for 100 ADSs (or part of them).	- Issuance of ADSs or common share ADSs, including issuances from share distribution, rights or other assets.
- ADS or common share ADS cancellation due to withdrawal, including in the event the deposit agreement is terminated.
US$ 0.02 (or less) por ADS (or part of them).	- Any cash distribution made in accordance with the relevant deposit agreement.
A fee equivalent to the one that should be paid if the distributed bonds were equivalent to shares and shares were deposited for the issuance of ADSs or common share ADSs.	- Distribution of bonds to holders of ADSs, which are distributed by the depositary to such holders.
US$0.02 (or less) per ADS (or portion thereof) per year.	- Depositary services.
Register fee or applicable transfer	- Transfer and registration of shares in the Company's share registration book in the name of the depositary or his agents, when shares are deposited or withdrawn.
Depositary’s expenses.	- Expenses related to telegram, telephone and fax (when expressly indicated in the deposit agreement).
- Converting foreign currency into U.S. dollars.
Taxes and other governmental fees the depositary or the custodian must pay on any ADS or common share ADSs, or share backed by any ADS or common share ADSs, for example: taxes for transfer of shares, stamp tax or withholding taxes.	- As necessary.
Any costs incurred by the depositary or the agent for services provided relating to deposited bonds.	- As necessary.

From January 1 to December 31, 2024, we received from our depositary bank the amount of US$18.5 million, as reimbursement or payment made in our favor.

223 – Form 20-F 2024 | Bradesco

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

➢	Disclosure controls and procedures

As of December 31, 2024, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. The internal control system may have inherent limits regarding its effectiveness. Consequently, effective disclosure controls and procedures offer a reasonable security of achieving its control goals but may not be able to prevent or detect errors or fraud completely.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act of the SEC is recorded, processed, summarized and disclosed within the time periods specified in the applicable rules and forms, and communicated to our Management, including Executive and Financial Officers, who promote timely decisions regarding the required disclosure.

➢	Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 of US SEC.

Our internal controls were developed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with the International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Due to their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Additionally, the projections of effectiveness of controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions or assumptions of the level of compliance with policies or procedures.

Our Management assessed the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2024, based upon the criteria established in the Internal Controls – Integrated Framework (2013) established by the “Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that our internal controls related to the financial statements were effective.

224 – Form 20-F 2024 | Bradesco

The effectiveness of our internal control over financial reporting, as of December 31, 2024, has been audited by KPMG Auditores Independentes Ltda., a registered independent public accounting firm, as stated in their report beginning on page F-2 of “Item 18. Financial Statements”.

➢	Attestation report of the independent registered public accounting firm

For the report dated March 31, 2025, issued by the registered independent public accounting firm KPMG Auditores Independentes Ltda., regarding effectiveness of the internal control over financial reporting as of December 31, 2024, see “Item 18. Financial Statements”, starting at page F-2.

➢	Changes in internal control over financial reporting

There have been no changes in our internal control over accounting reporting (as defined in Articles 13a-15(f) and 15d-15(f) under the “Securities Exchange Act of 1934” of the SEC), that has materially affected, or is reasonably likely to materially affect, our internal control over consolidated financial reporting during the year ended December 31, 2024.

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

225 – Form 20-F 2024 | Bradesco

16.C. Principal Accountant Fees and Services

16.C.10 Audit and non-audit fees

The following table sets forth the fees paid in 2024 and 2023 to KPMG Auditores Independentes Ltda.

As of and for the year ended December 31,	R$ in thousands
	2024	2023
Audit fees	69,548	63,298
Audit-related fees	802	725
Other fees	3,479	1,761
Total fees	73,829	65,784

They refer to:

•	Audit Fees: fees for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements;
•	Audit-related Fees: accounting review of tax returns; and
•	Other Fees: issuance of assurance reports and opinions, Due Diligence and other agreed upon procedures reports.

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

226 – Form 20-F 2024 | Bradesco

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

Acquisitions of preferred and common shares for treasury are in the tables below:

Period	Quantity of common shares bought	Medium price paid per common share	Quantity of common shares bought under published plans or programs	Maximum number of common shares that can be acquired under plans or programs
01/02 to 01/31/24	-	-	-	53,413,506
02/01 to 02/29/24	11,970,600	12.44	11,970,600	41,442,906
03/01 to 03/29/24	-	-	-	41,442,906
04/01 to 04/30/24	-	-	-	41,442,906
05/02 to 05/31/24	6,075,400	12.29	6,075,400	35,367,506
06/03 to 06/28/24	-	-	-	35,367,506
07/01 to 07/31/24	-	-	-	35,367,506
08/01 to 08/30/24	-	-	-	35,367,506
09/02 to 09/30/24	-	-	-	35,367,506
10/01 to 10/31/24	-	-	-	35,367,506
11/01 to 11/29/24	-	-	-	35,367,506
12/02 to 12/30/24	5,797,100	10.87	5,797,100	29,570,406

Period	Quantity of preferred shares bought	Medium price paid per preferred share	Quantity of preferred shares bought under published plans or programs	Maximum number of preferred shares that can be acquired under plans or programs
01/02 to 01/31/24	-	-	-	53,171,375
02/01 to 02/29/24	10,589,200	13.65	10,589,200	42,582,175
03/01 to 03/29/24	-	-	-	42,582,175
04/01 to 04/30/24	-	-	-	42,582,175
05/02 to 05/31/24	5,442,400	13.71	5,442,400	37,139,775
06/03 to 06/28/24	-	-	-	37,139,775
07/01 to 07/31/24	-	-	-	37,139,775
08/01 to 08/30/24	-	-	-	37,139,775
09/02 to 09/30/24	-	-	-	37,139,775
10/01 to 10/31/24	-	-	-	37,139,775
11/01 to 11/29/24	-	-	-	37,139,775
12/02 to 12/30/24	5,312,600	11.86	5,312,600	31,827,175

227 – Form 20-F 2024 | Bradesco

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

Article	NYSE corporate governance rules for US issuers	Our corporate governance practices
303A.01	For companies listed on the NYSE, the majority of the members of Board of Directors must be independent.	The Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. However, in the spirit of good corporate governance, our Board of Directors includes four independent directors.
303A.04	Listed companies must have a Nomination/ Corporate Governance Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Nomination and Succession Committee, which reports to the Board of Directors and is composed of our managers. In addition, it has its own charter, describing its minimum requirements. This document is available on our the investor relations website, which is not incorporated by reference into this annual report.
228 – Form 20-F 2024 | Bradesco

303A.05	Listed companies must have a Remuneration Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Remuneration Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not an officer, each with a two-year term of office. The Committee’s primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our Management, according to legislation in force. None of the members of the Remuneration Committee are independent directors. The Remuneration Committee has a written Charter that states the responsibilities of the Committee.
303A.06 303A.07

Listed companies must have an Audit Committee, composed of a minimum of three members who satisfy the requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank of Brazil regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of two years. The members are appointed/replaced by the Board of Directors. We currently have three members on our Audit Committee, one of them is also a director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in this case, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank of Brazil regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information on their main tasks, see “Item 6.C. Board Practices – 6.C.20 Board Advisory Committees and 6.C.30 Statutory Committees”.

We also have a Fiscal Council, which currently has five effective members and five alternates. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see “Item 6.C. Board Practices – 6.C.10 Fiscal Council”.

229 – Form 20-F 2024 | Bradesco

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

230 – Form 20-F 2024 | Bradesco

16.H. Mining Safety Disclosure

Not Applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

16.J. Insider Trading Policies

Our policies entitled “Disclosure and Use Policy of Material Act or Fact Information” and “Trading Policy of Securities Issued by the Company” are compiled into a single instrument that aims to establish standards of conduct to be observed by us, our direct and indirect controlling shareholders, members of our board of directors, officers, members of our fiscal council and any bodies with technical or consultative functions, created by statutory provisions, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Furthermore, these standards apply to anyone who, by virtue of their office, role or position in our company or in our controlling companies, subsidiaries or affiliates, possesses knowledge of information related to a material act or fact still not disclosed to the market (“privileged information”).

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

16.K. Cybersecurity

16.K.10 Strategy of information security/cybersecurity

We consider the Information Security/Cybersecurity theme at the highest strategic levels. We work daily to protect our physical and technological infrastructure against cyberattacks in order to ensure the confidentiality, integrity and availability of our channels ensuring the privacy and protection of our information and our clients.

Accordingly, we have continuously developed our security framework in line with the new digital environment, with a key focus on cybersecurity as one of the pillars of technology, always seeking to provide more protection, and resilience, and in the threat identification process development, event detection, efficient response and recovery processes in cases of cyber incidents.

With regard to technical aspects, in order to prepare for and anticipate IT security threats, including cyber threats, the IT area promotes ongoing investments, such as to reformulate the process of critical updates of servers and workstations, the process of inspecting the source code in the development cycle, establish the infrastructure of the safety testing laboratory and promote the use of cutting-edge technologies/tools.

Our infrastructure has multiple layers of security applied in both our external and internal perimeter. To protect against attacks from external connections and the internet, we use Web Application and API Protection (WAAP) systems, DDoS prevention, and DNS protection, among others. In addition, we have systems for fraudulent behavior analysis, detection of improper access, malicious codes, analysis of network and user behavior, intrusion protection products (intrusion detector), firewall, Endpoint Detection and Response (EDR), ransomware and antispam, and encryption, among others, aiming to provide comprehensive protection to our IT environment. In addition, we have a program for continuous updating our software and hardware, vulnerability management and frequent execution of resilience tests and conducting “Penetration Tests” by independent and internal audit companies. We have also implemented a data loss prevention system (DLP) at rest and in transit, developed to ensure the protection of our data.

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

231 – Form 20-F 2024 | Bradesco

To ensure the security and privacy of our clients, we adopt strict security procedures. Management and technical areas communicate and interact with one another in order to create solutions, provide secure access to service channels and minimize exposure and vulnerabilities. We have a range of security devices and technologies, among them several biometric systems, chip cards, use of digital validation with OTP (One Time Password) devices and physical signing transaction (Token) and Mobile (M-Token) version. We have continuously developed awareness campaigns through client channels and social media. On our “seguranca.bradesco” website (information published on the website is not incorporated by reference in this annual report) there are several guidelines for the public, including videos of the web series “Protect Yourself” with prevention tips on current key scams/fraud, which aim to improve user knowledge of our security measures.

Additionally, we have our Information Security Acculturation Program, for employees, this serve as the fundamental foundation for aligning the pillars of technology, processes, and people, ensuring the effectiveness of security measures. As such, we invest in training and awareness materials for employees, associates and clients ensuring they not only understand the issue but are prepared for and informed about the associated risks and threats.

CMN amended its Resolution No. 4,893/21, that contains requirements related to the cybersecurity policy and the requirements for hiring data processing and storage services and cloud computing to be observed by institutions authorized to operate by the Central Bank of Brazil and in April 2021, following the same guidelines, Central Bank of Brazil amended BCB Resolution No. 368/24 to amend the requirements for payment institutions. In short, Resolutions No. 4,893/21 and No. 368/24 enhance the previously existing provisions regarding the cybersecurity policy, without changing the primary guidelines of such resolutions. Some of the most relevant changes include the need for financial and payment institutions, as well as securities brokerage firms, securities distribution companies and foreign exchange brokerage companies authorized to operate by the Central Bank of Brazil, to have documented criteria for cases that result in a crisis situation due to a cyberattack and interruption of relevant services. In addition, we observe the provisions of the Open Finance Security Manual, which establishes the minimum-security requirements of APIs (Application Programming Interface) and other systems related to Open Finance, of which we are mandatory participants according to Communication No. 36,480/20, instituted by BCB Normative Instruction No. 305/22.

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

232 – Form 20-F 2024 | Bradesco

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

We follow the above principles to adopt best market practices in processes, methodology, and controls for identifying and managing cybersecurity risks, as well as preventing and addressing information security and cyber incidents. To achieve this, we carry out the following activities:

We highlight the Assurance SOC 2 Type II and SOC 3, issued by independent specialized audit, which is renewed every year. This assurance confirmed the consistency and effectiveness of the controls implemented for IT environment security, regarding financial services provided, based on international standard information security controls (AICPA – Association of International Certified Professional Accountants) and SOC 2 service categories: security, availability, processing integrity, confidentiality and privacy of data.

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

233 – Form 20-F 2024 | Bradesco

We use different paths in order to comply with CMN Resolution No. 4,893/21, such as corporate policies and regulations, which are reviewed every year, training and awareness activities related to information and cyber security, communication of threats and incidents to stakeholders, management process of Information Security and Cybernetic indicators, issuing of the annual cybersecurity report, as well as independent and periodic effectiveness tests carried out in key controls for monitoring cybersecurity risk.

Issues related to cybersecurity risk events are reported on a timely and periodic basis in our risk control forums, including effective communication to stakeholders.

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

16.K.50 Hiring evaluators, consultants, auditors or other third parties in connection with any such cyber risk processes

We also engage an independent third party to audit our ISAE 3402 compliance, in addition to the ISO/IEC 9001, 27001/2 Certifications.

16.K.50-01 Hiring Relevant Service Providers

We hire relevant data processing and storage services and cloud computing according to our internal governance and regulatory compliance policies criteria, containing specific requirements to contract these services and avoid compromising the confidentiality, integrity and availability of information.

Before hiring the services, we carried out a security assessment of vendors who provide services, listed our hiring process. The process is eliminatory, all procedures and checks are documented, and contracts provide for specific clauses as set out in CMN Resolution No. 4,893/21.

The cybersecurity risk in relevant service providers is classified, in the corporate risk library, as “Very High”, due to the concern and the need for visibility and monitoring of the environment of these providers, being supervised at the highest strategic levels, such as Audit and Risks Committees.

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

16.K.50-02 Risks of cybersecurity threats

For more information on cybersecurity threat risks, see “Item 3.D. Risk Factors — 3.D.20.09 Cybersecurity Risk”.

234 – Form 20-F 2024 | Bradesco

16.K.60 Governance

The approach adopted for cybersecurity risk governance is formalized through internal standards and is in line with the directives of our Regulators and Market frameworks, as is disclosed to the market through our investor relations website.

This integrated structure aims to ensure governance compatible with our size, risk profile and business model, ensuring that IT’s critical assets and infrastructure are able to withstand cyberattacks.

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

Regarding the Cybersecurity governance structure, the theme is managed by two departments: Corporate Security Department and IT Infrastructure Department (DITI), with the involvement of several areas of the our Group, which have specific tasks, with the aim of ensuring an efficient structure in risk control and mitigation, allowing risks to be identified, measured, treated and communicated, contributing to the achievement of strategic objectives.

16.K.70 Corporate Security Area

Our Corporate Security Area’s mission is to promote security solutions by creating, implementing and maintaining and updating rules and processes aligned with our business.

It operates strategically in the areas of Information Security and Cybersecurity, Access Management, Privacy and Data Protection, Prevention of Electronic, Debit/Credit Card and Documentary frauds, and Prevention of Physical and Property Security frauds. It also works in the specification of systemic solutions and security processes in electronic channels and information systems, evaluating, treating and proposing improvements. In addition, the department is responsible for delivering Technical Opinions on strategic security issues and the implementation of products, services, processes and AML/TF. We highlight the main areas and activities:

• Governance of Information Security (IS) Policy and Guidelines: its mission is to develop, maintain and manage the Policy and Corporate Standards of Information Security, Privacy and Data Protection and Cybersecurity applicable to our business, adhering to what we believe are best practices. It also has the responsibility to evaluate and approve specific standards and rules, related to Information Security and which have been developed by all Departments and Subsidiaries;

• Management of Privacy and Data Protection: responsible for managing the Privacy Program, ensuring the privacy of personal data collected and processed. Responsible for controls and processes aiming to maintain the our privacy governance structure and our compliance with the General Data Protection Law (LGPD) and other regulatory standards, as well as providing services to data subjects and the demands of the National Data Protection Authority (ANPD), in addition to monitoring the evolution of the theme in the legislative and judicial scenarios;

• Cryptographic Keys and Digital Certification: it has the mission, respectively, to carry out governance and generate symmetrical cryptographic keys, and to provide support to the theme certification/digital signature, to coordinate the issuance of ICP-Brasil digital certificates for systemic and employee use;

235 – Form 20-F 2024 | Bradesco

• Compliance and Risk Management: its mission is to identify and evaluate risks related to Information Security and Cybernetics, depending on preferred the corporate risk methodology, considering, among others, elements such as information assets, data criticality, threats and vulnerabilities, risk scenarios and controls established in market frameworks, and internal, legal and inflexible rules, with the aim of assisting the business in risk mitigation. It also acts as a focal point along with the Compliance and Non-Financial Risk Management Department, to confirm the information security and cyber risk, new or existing, inserted in the library or in the corporate risk map, triggering technical experts, when necessary.

Additionally, provide subsidies related to Information Security for compliance with audits, regulatory bodies and internal and external entities;

• Cybersecurity Management: its mission is to operate as the first line for Cybersecurity in Corporate Security, by managing the Framework for the Corporate Security, which establishes and monitors the integrated vision; consolidate and report on the metrics of performance and risk related to information and cybersecurity; and inform the appropriate committees of these risks and threats. It operates in the following spheres: data leakage monitoring, prevention and protection, the management of information security incidents and cybernetics and management of the multidisciplinary Group for Tactical Actions to Incidents of Information Security and Cybernetics (GATI), assessing more severe security incidents and their potential impacts on the business. It offers technical leadership support to the Corporate Crisis Management area, and is responsible for the Computer Security Incident Response Team (CSIRT) activity, for the prevention, detection, and resolution of security incidents. It performs analyses and proposes and maintains solutions for emerging threats and global trends to prevent transactional fraud in all channels, using the “Red Team”, Forensic and Open-Source Intelligence (OSINT), acting in the evaluation of security solutions that help mitigate the incidence of fraud and attacks trough digital channels and helps to ensure a secure and user-friendly customer experience;

• The Electronic Fraud-Prevention: Bradesco App, Internet Banking, Net Empresa, Fone Fácil, BIA WhatsApp and Debit and Credit Card Product, in addition to Document Fraud Prevention in opening accounts – through branches, Bradesco Expresso, our Mobile App and next –, credit card, payroll-deductible loans, vehicle financing, Losango and consortium: we always seek to anticipate risk mitigation in our operations, monitor our data and transactional environments on an uninterrupted basis (24 hours a day and 7 days a week), employing technology processes and people specialized in the subject. Products and services are analyzed by teams of experts, who have the mission to continuously act in the prevention and correction of actions to ensure the security of information and systems that support the business, aligned with our client’s usability. We are among one of the first banks to receive the Fraud Prevention Seal of the National Confederation of Financial Institutions (CNF), in partnership with FEBRABAN, which promotes centralized, optimized and standardized measures for the handling financial system incidents;

• Access Management: responsible for setting the strategy and operational direction of the process for identification and access to corporate applications and Open-Source Intelligence (SOX) compliance departments, defining and maintaining the Access Management methodology for employees and non-employees. This area aims to protect system resources and information against unwanted access, following the principles of segregation of duties, required access and the definition of automated controls, considering Internal and External Standards and Regulations;

• Authentication Methods: responsible for defining standards for minimum client authentication controls in service systems and channels, monitoring projects involving the use of Biometrics, Passwords and Physical and Logical Device to generate One Time Password (OTP);

236 – Form 20-F 2024 | Bradesco

• Information Security for Third Parties (SIT): its mission is to ensure the trust of our clients; Driving and innovation in our business while protecting our information through rigorous security assessments of suppliers throughout their lifecycle;

• AML/TF: it has the role of disseminating the AML/TF culture, empowering employees, partners and suppliers, and developing policies, standards and procedures to mitigate the risk of misusing our structure and/or products and services. It is also responsible for maintaining detection systems and running internal risk assessments, as well as ensuring continuous improvements in processes and controls, following the best national and international practices on the subject. Suspicious or atypical cases identified are communicated to the Financial Intelligence Unit (COAF) in compliance with regulatory/legal requirements;

• Sanctions: it protects our business and relationships with stakeholders by adopting actions aimed at preventing terrorist financing, drug trafficking, national and transnational criminal organizations and proliferation of weapons of mass destruction. It also detects and reports on sanctioned individuals and legal entities cited on international sanctions lists, or any activities with sanctions-related risks, in accordance with the laws and regulations in force. It develops, updates and disseminates sanctions policies and standards, and promotes awareness on the topic; and

• Physical and Property Security: responsible for maintaining specialized human resources and technological devices, ensuring the implementation of security standards in accordance with Law No. 14,967/24. The system is issued by the Federal Police and follows a strict “Security Plan”. It constantly evaluates security devices for potential vulnerabilities and monitors security systems and closed-circuit TV (CCTV) on a 24/7 basis, aiming to prevent and guide actions to mitigate the effects of eventual claims.

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

237 – Form 20-F 2024 | Bradesco

16.K.80 IT Infrastructure Department (DITI):

DITI has as its mission to manage IT infrastructure projects and software infrastructure on the Mainframe Platform and Open Platform, whether on-site or in cloud environments; provide security of technological infrastructure, ensure connectivity, availability and resilience through technological evolution; and providing technical support of equipment and software of our workstations and Telecommunication services.

IT Security is one of the areas of DITI, responsible for processes, resources and solutions aimed at protecting and monitoring our technological infrastructure against intrusion attempts, improper access, information evasion and malicious code and its main attributions are:

• Secure Systems Development: identify and define best security practices to be adopted in programming, according to the coding languages we use, performing tests of vulnerabilities in static and/or dynamic applications, during the development cycle, according to security rules and policies;

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

• Security Operations Center (SOC): perform security monitoring in real-time infrastructure to identify malicious and/or suspicious threats and behavior based on scenarios, rules and cases using also event history, risks and non-compliance with cybersecurity requirements, performing cyber incident response processes that include monitoring, detection, containment and response in technology assets, obtaining, treating and analyzing data and logs, considering internal and external sources. Perform information analysis (“computer forensics”) for the business areas, second and third line of defense, involved in the incident;

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

• Security Deployment, Support and Operational Processes: establish the requirements and guidelines we adopt regarding the life-cycle of technological projects of information security solution deployments, operating and protecting technological assets from threats, managing resources and users;

238 – Form 20-F 2024 | Bradesco

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

• IT Project Center: manage IT infrastructure projects, from identifying the need for technological infrastructure to delivery in environments, coordinating and integrating engineering throughout the process;

• Mainframe Software Engineering: keep the software infrastructure installed on the Mainframe Platform up to date, operational, available and reliable, supporting our business;

• Contingency Storage and Mainframe Capacity: manage, secure, and support data storage. Plan and empower the Mainframe technology infrastructure. Promote the continuity of services and exercise the activation of technological infrastructure environments provided that this requirement has been established by management Dependencies through their Business Continuity Plans;

• Data Center: manage, plan, hire and maintain the electrical, air-conditioning, automation and logical cabling infrastructure of Banco Bradesco’s Data Centers, focusing on high availability and energy efficiency through the implementation of technologies and best practices focused on sustainability;

• Network Engineering: provide connectivity to the business and Client areas ensuring availability and resilience through technology evolution, automation and innovation;

• Telecommunications: provide and manage our Telecommunication services, such as data communication links, lines and fixed and mobile telephony devices;

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

• Capital Market and International Units: act in the transformation of areas served by teams of International Units and Capital Markets with agility, security and innovation, ensuring the availability of the supported environment and delivering the desired value to clients and shareholders; and

• Unix Engineering Software, Projects and SAP: keep the software up to date, safe and resilient. Ensure the maintenance and technical support of the Unix software, providing greater availability and reliability, supporting our business needs, whether in on-site or cloud environments.

239 – Form 20-F 2024 | Bradesco

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages [F-2 to F-156].

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

2.4 – Description of Securities.

8.1 – List of Subsidiaries.

11.2 – Disclosure and Use of Information of Material Act or Fact and for Trading of Securities issued by Banco Bradesco S.A. dated June 20, 2024.

12.1 – Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2 – Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1 – Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 – Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97 – Bradesco Organization’s Recovery of Officer’s Incentive-Based Compensation Policy.

240 – Form 20-F 2024 | Bradesco

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

/s/ Marcelo de Araújo Noronha
Marcelo de Araújo Noronha Chief Executive Officer

/s/ Cassiano Ricardo Scarpelli
Cassiano Ricardo Scarpelli Executive Vice-President and Chief Financial Officer

Date: March 31, 2025.

241 – Form 20-F 2024 | Bradesco

Consolidated Financial Statements in IFRS | Table of Contents

F - 1

Consolidated Financial Statements in IFRS | Consolidated Statements of Financial Position

	R$ thousands
	Note	On December 31, 2024	On December 31, 2023
Assets
Cash and balances with banks	5	146,614,670	151,053,972
Financial assets at fair value through profit or loss	6a	371,883,348	387,598,377
Financial assets at fair value through other comprehensive income	8	156,292,584	212,849,606
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for expected losses	10	196,233,298	205,102,659
- Loans and advances to customers, net of provision for expected losses	11	672,382,105	579,501,819
- Securities, net of provision for expected losses	9	266,991,967	175,207,077
- Other financial assets	16	81,195,242	56,958,860
Non-current assets held for sale	12	3,494,950	1,328,530
Investments in associates and joint ventures	13	11,029,012	9,616,840
Property and equipment	14	10,220,444	11,118,009
Intangible assets and goodwill	15	23,749,208	22,107,146
Current income and other tax assets		11,764,176	12,964,018
Deferred income tax assets	37	101,808,543	92,518,924
Other assets	16	15,824,815	9,597,412
Total assets		2,069,484,362	1,927,523,249

Liabilities
Liabilities at amortized cost
- Deposits from banks	17	361,818,310	323,422,783
- Deposits from customers	18	644,338,463	621,934,680
- Securities issued	19	257,977,344	244,966,258
- Subordinated debts	20	57,458,927	50,337,854
- Other financial liabilities	23	101,086,011	82,619,532
Financial liabilities at fair value through profit or loss	6c	16,240,611	15,542,220
Other financial instruments with credit risk exposure
- Loan Commitments	11	2,447,791	2,274,316
- Financial guarantees	11	1,257,645	1,202,614
Insurance contract liabilities	21	378,792,820	344,792,222
Other provisions		20,033,774	22,337,844
Current income tax liabilities		2,043,616	1,546,656
Deferred income tax liabilities	37c	1,664,666	1,607,527
Other liabilities	23	55,381,892	47,924,619
Total liabilities		1,900,541,870	1,760,509,125

Equity	25
Capital		87,100,000	87,100,000
Treasury shares		(568,728)	-
Capital reserves		35,973	35,973
Profit reserves		84,532,203	76,730,043
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income/(loss)		(250,645)	3,159,773
Retained (losses)		(2,509,646)	(765,320)
Equity attributable to shareholders of the parent		168,409,653	166,330,965
Non-controlling interests		532,839	683,159
Total equity		168,942,492	167,014,124
Total equity and liabilities		2,069,484,362	1,927,523,249

The Notes are an integral part of the Consolidated Financial Statements.

F - 2

Consolidated Financial Statements in IFRS | Consolidated Statements of Income

	R$ thousands
	Note	Years ended December 31
		2024	2023	2022
Interest and similar income		211,733,717	211,458,474	200,613,185
Interest and similar expenses		(144,279,153)	(156,376,055)	(130,801,913)
Net interest income	27	67,454,564	55,082,419	69,811,272
Fee and commission income	28	28,336,487	26,956,763	27,124,120
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	(2,249,836)	10,895,796	819,355
Net gains on financial assets at fair value through other comprehensive income		1,031,353	1,841,022	2,663,816
Net gains on foreign currency transactions		2,704,502	262,501	1,816,918
Gross profit from insurance and pension plans	32	8,942,260	5,235,711	4,032,326
- Insurance and pension income		59,253,004	51,252,827	44,245,342
- Insurance and pension expenses		(50,310,744)	(46,017,116)	(40,213,016)
Other operating income		10,428,279	18,235,030	9,332,415
Expected loss on loans and advances	11	(26,636,777)	(30,176,989)	(26,346,068)
Expected loss on other financial assets	8 and 9	(889,156)	(1,940,035)	2,579,233
Personnel expenses	33	(22,277,310)	(20,814,458)	(19,889,052)
Other administrative expenses	34	(16,582,966)	(16,286,260)	(16,574,610)
Depreciation and amortization	35	(6,371,096)	(6,025,244)	(5,306,442)
Other operating income/(expenses)	36	(18,093,096)	(16,924,556)	(17,465,184)
Other operating expense		(90,850,401)	(92,167,542)	(83,002,123)
Income before income taxes and share of profit of associates and joint ventures		15,368,929	8,106,670	23,265,684
Share of profit of associates and joint ventures	13	1,531,585	2,101,681	1,355,926
Income before income taxes		16,900,514	10,208,351	24,621,610
Income tax benefit / (expense)	37	641,639	4,294,414	(3,164,840)
Net income		17,542,153	14,502,765	21,456,770

Attributable to shareholders:
Shareholders of the parent		17,252,900	14,251,329	21,223,264
Non-controlling interests		289,253	251,436	233,506

Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share):
– Earnings per common share	26	1.55	1.27	1.89
– Earnings per preferred share	26	1.71	1.41	2.09

The Notes are an integral part of the Consolidated Financial Statements.

F - 3

Consolidated Financial Statements in IFRS | Consolidated Statements of Comprehensive Income

	Note	R$ thousands
		Years ended December 31
		2024	2023	2022
Net income		17,542,153	14,502,765	21,456,770

Items that are or may be reclassified to the consolidated statement of income
Financial assets at fair value through other comprehensive income
- Net change in fair value		(9,562,432)	7,174,835	(5,720,405)
- Gains/(losses) reclassified to profit or loss	30	1,031,353	1,841,022	2,663,816
- Tax effect		3,611,789	(3,713,554)	1,359,598

Unrealized gains/(losses) on hedge	7
- Cash flow hedge		973,180	738,831	545,684
- Hedge of investment abroad		(833,498)	(5,799)	142,459
- Tax effect		(47,218)	(343,838)	(330,046)

Foreign exchange differences on translations of foreign operations
Foreign currency translation differences of foreign operations		417,975	11,915	(75,132)

Items that will not be reclassified to the consolidated statement of income
Net change in fair value of equity instruments at fair value through other comprehensive income		(2,225,375)	(956,499)	(1,255,620)
Tax effect		787,343	331,966	455,199

Other		2,436,465	(1,200,819)	2,501,729

Total other comprehensive income/(loss)		(3,410,418)	3,878,060	287,282
Total comprehensive income		14,131,735	18,380,825	21,744,052

Attributable to shareholders:
Shareholders of the parent		13,842,482	18,129,389	21,510,546
Non-controlling interests		289,253	251,436	233,506

The Notes are an integral part of the Consolidated Financial Statements.

F - 4

Consolidated Financial Statements in IFRS | Consolidated Statements of Changes in Equity

	R$ thousands
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profits/losses	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	(227,173)	148,557,139	451,870	149,009,009
Net income	-	-	-	-	-	-	-	21,223,264	21,223,264	233,506	21,456,770
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2,139,315)	-	(2,139,315)	-	(2,139,315)
Foreign currency translation adjustment	-	-	-	-	-	-	(75,132)	-	(75,132)	-	(75,132)
Other	-	-	-	-	-	-	2,501,729	(136,215)	2,365,514	-	2,365,514
Comprehensive income	-	-	-	-	-	-	287,282	21,087,049	21,374,331	233,506	21,607,837
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,036,608	9,523,402	-	-	(10,560,010)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Acquisition of treasury shares	-	(224,377)	-	-	-	-	-	-	(224,377)	-	(224,377)
Interest on equity	-	-	-	-	-	-	-	(10,172,162)	(10,172,162)	(209,470)	(10,381,632)
Balance on December 31, 2022	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(718,287)	127,704	159,534,931	475,906	160,010,837
Net income	-	-	-	-	-	-	-	14,251,329	14,251,329	251,436	14,502,765
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,066,964	-	5,066,964	-	5,066,964
Foreign currency translation adjustment	-	-	-	-	-	-	11,915	-	11,915	-	11,915
Other	-	-	-	-	-	-	(1,200,819)	(22,551)	(1,223,370)	-	(1,223,370)
Comprehensive income	-	-	-	-	-	-	3,878,060	14,228,778	18,106,838	251,436	18,358,274
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(23,183)	(23,183)
Transfers to reserves	-	-	-	756,090	3,054,908	-	-	(3,810,998)	-	-	-
Cancellation of Treasury Shares		224,377			(224,377)	-	-	-	-	-	-
Interest on equity	-	-	-	-	-	-	-	(11,310,804)	(11,310,804)	(21,000)	(11,331,804)
Balance on December 31, 2023	87,100,000	-	35,973	13,340,705	63,389,338	70,496	3,159,773	(765,320)	166,330,965	683,159	167,014,124
Net income	-	-	-	-	-	-	-	17,252,900	17,252,900	289,253	17,542,153
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(6,264,858)	-	(6,264,858)	-	(6,264,858)
Foreign currency translation adjustment	-	-	-	-	-	-	417,975	-	417,975	-	417,975
Other	-	-	-	-	-	-	2,436,465	88,222	2,524,687	-	2,524,687
Comprehensive income/(loss)	-	-	-	-	-	-	(3,410,418)	17,341,122	13,930,704	289,253	14,219,957
Increase/decrease in the participation of non-controlling shareholders	-	-	-	-	-	-	-	-	-	(4,002)	(4,002)
Transfers to reserves	-	-	-	954,273	6,847,887	-	-	(7,802,160)	-	-	-
Acquisition of treasury shares	-	(568,728)	-	-	-	-	-	-	(568,728)	-	(568,728)
Interest on equity	-	-	-	-	-	-	-	(11,283,288)	(11,283,288)	(435,571)	(11,718,859)
Balance on December 31, 2024	87,100,000	(568,728)	35,973	14,294,978	70,237,225	70,496	(250,645)	(2,509,646)	168,409,653	532,839	168,942,492
The Notes are an integral part of the Consolidated Financial Statements.

F - 5

Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows

	R$ thousands
	Years ended December 31
	2024	2023	2022
Operating activities
Income before income taxes	16,900,515	10,208,351	24,621,610
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	26,636,776	30,176,989	26,346,068
Change in insurance contract liabilities	36,983,145	42,456,177	38,731,599
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(1,031,353)	(1,841,022)	(2,663,816)
Expenses with provisions and contingent liabilities	5,962,311	6,339,505	2,874,896
(Gain)/Loss due to impairment of assets	889,156	1,940,035	(2,579,233)
Depreciation	2,624,029	2,626,085	2,530,910
Amortization of intangible assets	4,110,451	3,894,031	3,132,310
Share of profit of associates and joint ventures	(1,531,585)	(2,101,681)	(1,355,926)
(Gains)/Losses on disposal of non-current assets held for sale	4,610	(69,294)	(228,130)
(Gains)/Losses from disposal of property and equipment	(206,129)	(139,024)	(12,649)
(Gains)/Losses on the sale of investments in associates	9,572	14,350	(422,188)
Effect of changes in foreign exchange rates on cash and cash equivalents	305,225	(239,325)	(892,293)
(Increase)/Decrease in assets	(243,462,720)	(280,034,814)	(175,496,682)
Compulsory deposits with the Central Bank	(269,843)	(15,544,506)	(6,654,728)
Loans and advances to financial institutions	34,811,727	(35,005,630)	8,415,276
Loans and advances to customers	(222,987,244)	(111,830,757)	(163,343,243)
Financial assets at fair value through profit or loss	10,561,049	(85,699,349)	34,661,937
Other assets	(65,578,409)	(31,954,572)	(48,575,924)
Increase/(Decrease) in Liabilities	187,376,170	180,319,296	115,428,891
Deposits from banks	75,764,307	79,263,662	32,797,532
Deposits from customers	65,790,467	82,532,445	62,058,049
Financial liabilities at fair value through profit or loss	698,391	2,200,896	(923,959)
Insurance contract liabilities	(2,982,547)	(2,419,920)	(8,963,117)
Other provisions	(8,266,381)	(6,649,634)	(5,763,542)
Other liabilities	56,371,933	25,391,847	36,223,928
Cash generated by operations	35,570,173	(6,450,341)	30,015,367
Interest received	102,544,122	102,617,786	101,166,625
Interest paid	(80,755,464)	(88,961,324)	(72,121,352)
Income tax and social contribution paid	(7,130,346)	(7,383,749)	(9,292,937)
Net cash provided by/(used in) operating activities	50,228,485	(177,628)	49,767,703

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(211,140)	(84,767)	(623,966)
(Acquisition) of financial assets at fair value through other comprehensive income	(82,179,390)	(61,444,346)	(164,290,603)
Disposal of financial assets at fair value through other comprehensive income	59,625,006	112,549,913	105,001,290
Maturity of financial assets at amortized cost	73,546,725	41,071,327	69,244,651
(Acquisition) of financial assets at amortized cost	(75,033,463)	(47,841,394)	(70,238,580)
Disposal of non-current assets held for sale	614,125	640,484	442,888
(Acquisitions) of investments in associates	(1,160,720)	(14,333)	-
Sale of investments in associates	-	-	61,970
Dividends and interest on equity received	479,427	978,932	720,069
(Acquisition) of property and equipment	(2,296,075)	(1,953,063)	(2,440,639)
Proceeds from sale of property and equipment	590,570	1,350,060	596,414
(Acquisition) of intangible assets	(5,752,383)	(7,187,567)	(6,971,601)
Interest received on financial assets at FVTPL and amortized costs	26,763,769	45,540,986	50,719,425
Net cash provided by / (used in) investing activities	(5,013,549)	83,606,232	(17,778,682)

Financing activities
Funds from securities issued	54,734,757	105,259,934	101,692,599
Payments on securities issued	(56,728,025)	(87,026,367)	(55,588,276)
Funds from subordinated debt issued	9,000,300	1,129,800	9,796,000
Payments on subordinated debts	(5,313,269)	(3,569,094)	(13,431,393)
Lease payments	(1,403,269)	(1,665,781)	(1,916,000)
Non-controlling shareholders	(439,572)	(44,182)	(209,470)
Interest paid on financing liabilities	(16,416,686)	(28,219,163)	(14,544,532)
Interest on equity/dividends paid	(6,541,998)	(8,927,917)	(3,656,763)
Acquisition of treasury shares	(568,728)	-	(224,377)
Net cash provided by/(used in) financing activities	(23,676,490)	(23,062,770)	21,917,788

Increase in cash and cash equivalents	21,538,446	60,365,834	53,906,809

Cash and cash equivalents
At the beginning of the period	186,790,580	126,185,421	71,386,319
Effect of changes in foreign exchange rates on cash and cash equivalents	(305,225)	239,325	892,293
At period end	208,023,801	186,790,580	126,185,421

Increase/(Decrease) in cash and cash equivalents	21,538,446	60,365,834	53,906,809

The Notes are an integral part of the Consolidated Financial Statements.

F - 6

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

1)	GENERAL INFORMATION

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

The consolidated financial statements were approved by the Board of Directors on March 31, 2025.

2)	MATERIAL ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standard Board (IFRS Accounting Standards).

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

F - 7

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

F - 8

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM (1)	São Paulo - Brazil	Asset management	-	100.00%	-	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	51.00%	51.00%	51.00%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2) (3)	Georgetown - Cayman Islands	Banking	-	100.00%	-	100.00%

F - 9

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Financial Sector – Brazil
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (2) (6)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Master II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.63%	99.38%	99.63%	99.38%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
(1)	Company merged by Banco Bradesco S.A. on July 31, 2024;
(2)	The functional currency of these companies abroad is the Brazilian Real;
(3)	Company closed on September 30, 2024;
(4)	The functional currency of this company is the Mexican Peso;
(5)	The functional currency of this company is the US Dollar;
(6)	Accounting information used with date lag of up to 60 days; and
(7)	The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

F - 10

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

i.	Subsidiaries

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

F - 11

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

iii.	Joint ventures

The Group has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is a collaborative arrangement in which the Group, along with other parties, holding joint control, have rights to the net assets resulting from the agreement they have established. Investments in joint ventures are recorded in the consolidated financial statements of the Group using the equity method.

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

F - 12

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

F - 13

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

F - 14

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

F - 15

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group can also make an irrevocable designation of an equity instrument for when there is no trading strategy for the category of Fair Value through Other Comprehensive Income. In this case, there is no record of any effects on the Consolidated Statement of Income of subsequent events related to this asset, except for dividends that represent the investment result itself.

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

F - 16

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

F - 17

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Group has the intention and the legally enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

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

F - 18

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

F - 19

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

e)	Interest

Income from financial assets measured at amortized cost and at FVOCI and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income, using the effective interest rate method, except instruments of equity cost. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future loan losses.

F - 20

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

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount or fair value less the costs to sell and are included within non-current assets held for sale.

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

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Group for more than one year and the cost can be measured reliably the carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

F - 21

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

Goodwill is tested annually or whenever a trigger event has been observed, for impairment. Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

F - 22

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

ii.	Software

Software acquired by the Group is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Group can demonstrate its intention and ability to complete the development and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years from the date of its availability for use. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

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

F - 23

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

F - 24

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

F - 25

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous cases; the complexity and the positioning of the Courts.

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

l)	Insurance Contracts

Contracts that meet the definition of insurance contracts, including insurance and reinsurance contracts issued and reinsurance contracts held, and investment contracts with discretionary participation issued by an insurance company must be measured applying IFRS 17 - Insurance Contracts. An insurance contract is one in which one party accepts significant insurance risk from another party. Insurance risk, as defined by the standard, is the risk, other than financial risk, transferred from the holder of a contract to the issuer. An investment contract with discretionary participation is a financial instrument under which the holder receives an additional payment, the value or term of which is contractually at the discretion of the issuer.

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

The following is a summary of the Group's products that are within the scope of IFRS 17 – Insurance Contracts:

F - 26

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•	The Life portfolio is divided into three groups: Life Short-Term Risk, Life Long-Term Risk and Life Capitalization portfolios.

o	The Life Short-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks with a maximum duration of three years;
o	The Life Long-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks. The duration of this portfolio is associated with the life expectancy of policyholders or has a duration of more than three years;
o	Whole Life portfolio includes products with coverage of mortality, disability and morbidity risks, as well as redemption options. The duration of this portfolio is associated with the life expectancy of the policyholder.

•	The Pension Portfolio is divided into three groups: Defined Benefit Pension, Traditional Pension and PGBL/VGBL.

o	The Defined Benefit Pension portfolio covers products that guarantee a defined future payment when the policyholder reaches the retirement date. The duration of this portfolio is associated with the life expectancy of the policyholder;
o	The Traditional Pension portfolio covers products that guarantee a minimum interest rate and / or inflation adjustment both in the investment and benefit phases. The duration of this portfolio is associated with the life expectancy of the policyholder;
o	The PGBL/VGBL portfolio includes products that guarantee interest rate and / or inflation adjustments only in the benefit phase. The duration of this portfolio is associated with the life expectancy of the policyholder.

•	The Health portfolio is divided into two groups: Health and Dental Health.

o	The Health portfolio considers products with complete health coverage. These products may be contracted individually (Individual Health) or collectively (Collective Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum duration of two years;
o	The Dental Health portfolio only includes products with Dental Health coverage. These products may be contracted individually (Individual Dental Health) or collectively (Collective Dental Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum duration of three years.

•	The Non-Life portfolio is divided into two groups: Long-Term Non-Life and Short-Term Non-Life.

F - 27

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

o	The Long-Term Non-Life portfolio includes two products: (i) consortium insurance (a product that protects self-funding pool agreements from default by its members); and (ii) home loan;
o	The Short-term Non-Life portfolio includes all other Non-Life insurance products, such as (but not limited to): vehicle, residential, equipment, and civil liability.

Aggregation level

For measurement purposes, the Group aggregates insurance contracts based on similar risks that are managed together, which must be segregated by cohorts and then divided into three categories: groups of contracts that are onerous on initial recognition, groups of contracts that, on initial recognition, have no significant possibility of becoming onerous in the future and a group of remaining contracts in the portfolio, if any. These aggregations are referred to as Groups of Contracts.

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

Measurement approach

To measure the liability for the remaining coverage of its insurance contracts, the Group applies the General Measurement Model/Building Block Approach (GMM/BBA), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA), detailed below.

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

F - 28

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

As a variation of the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) follows the same principles as the General Measurement Model (GMM/BBA), but the subsequent measurement differs in relation to the measurement of the CSM. The VFA is applied to direct participation contracts, which are contracts that are substantially investment-related service contracts. Additionally, for these types of contracts, the liability to policyholders is linked to underlying items. “Underlying items” are defined as "Items that determine some of the amounts that an insurer will pay under an insurance contract". Underlying items can comprise any number of items; for example, a reference portfolio of assets, the Group's net assets, or a specified subset of the Group's net assets. The Group applied this methodology to the Traditional Pension, PGBL and VGBL portfolios as, during the investment phase, the policyholders' return is directly linked to assets held in specified investments funds.

The simplified Premium Allocation Approach (PAA) is applicable to contracts with a coverage period of one year or less and contracts for which the Group reasonably expects that the resulting measurement will not differ materially from that under the General Measurement Model (GMM/BBA). The Group applies the Premium Allocation Approach (PAA) to the Life Short-Term Risk, Collective Health, Collective Dental Health and Short-Term Non-Life portfolios, because these portfolios have coverage periods equal to or less than one year or were submitted to a ’similarity test’ carried out by the Group to confirm if the value of the liabilities of these contracts measured according to the simplified model is equal or similar to the value of the liabilities of these contracts measured by the General Measurement Model (GMM/BBA).

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

F - 29

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The equivalent percentile to the non-financial risk adjustment is 60% for the Life and Pension portfolios. In the Non-Life portfolio, the LRC used a 58% confidence level, in the LIC, the equivalent of a 75% confidence level is used and Dental, the equivalent of a 56% confidence level.

To calculate the confidence level for the Health portfolio, the Group uses an internal risk model where it calculates the confidence for the insurance contracts in its portfolio, 60% of percentile for the Liability for Remaining Coverage (LRC) and 70% of percentile for the Liability for Incurred Claims (LIC).

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

F - 30

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

F - 31

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

For the calculation of the mortality rate to be used for the measurement of insurance contracts, the Group uses a number of mortality tables. The use of different mortality tables is done to reflect the probability of lifespan of certain groups of policyholders.

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

F - 32

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Separation of components

The Group evaluates its products to determine whether it is comprised of components which are distinct and need to be separated and accounted for by applying other accounting standards. When these non-insurance components are not distinct, they are accounted for jointly with the insurance component. The Group evaluated the contracts under the scope and concluded that there are no components to be separated.

Components of investments and underlying assets

The Group defines an investment component as the amount that the insurance contract requires the entity to repay to the policyholder in all circumstances, regardless of the occurrence of an insured event.

The Group also defines an underlying asset as the item that determines some of the amounts payable to the policy holder. Underlying items may comprise any number of items: for example, a reference portfolio of assets, the entity's net assets, or a specific subset of the entity's net assets.

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

In applying the Premium Allocation Approach (PAA), the Group recognizes insurance income for the period based on the passage of time, allocating expected premium receipts, including experience adjustments to premiums for each coverage period.

Insurance Contract Expenses

F - 33

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

Financial Revenues and Expenses

The Group adopts the segregation of financial income and expenses, recognizing the interest related to insurance contracts in the Statement of Income and the amount related to changes in financial fees and assumptions in other comprehensive income, for all portfolio measured by PAA and GMM/BBA methodology. The financial income and expenses for VFA portifolio is entirely allocated in the Statement of Income.

m)	Capitalization bonds

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

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires.

n)	Employee benefits

Bradesco recognizes, prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and recognizes the changes in the financial condition during the year in which the changes occurred, in profit or loss.

F - 34

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

F - 35

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

o)	Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15 – Revenue from Contracts with Customers, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. Other fee and commission expense relate mainly to transaction as the services are received.

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

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" to 20%, effective as of March 2020.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

F - 37

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

3)	NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a)	Standards, amendments and interpretations of standards adopted from January 1, 2024

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. Additionally, they carried out changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes took effect from January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

Amendments to IFRS 16 - Leases

The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

Amendments to IAS 7 and IFRS 7 - Statements of Financial Instruments and Cash Flows: Disclosure

The changes refer to the disclosure of information on financial agreements with suppliers that will allow users of the Financial Statements to evaluate their effects on the entity’s liabilities and cash flows, in addition to their exposure to the liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

b)	Standards, amendments and interpretations of standards issued but not yet effective

Amendments IAS 21 – Lack of convertibility between currencies

Issued in August 2023, the amendments require that useful and complete information be provided in a company's financial statements when one currency cannot be translated into another. The standard establishes that companies adopt a uniform approach when evaluating the possibility of conversion between different currencies. If conversion is not possible, the regulation requires the companies to determine an exchange rate to be used and to disclose this situation appropriately. These changes are effective as of January 1, 2025 and the Group has concluded that there will be no initial impacts with the application of this standard.

New IFRS 18 - Presentation and Disclosure in Financial Statements

F - 38

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve disclosure of the financial performance of companies, including: Three categories defined for income and expenses – operating, investments and financing – and new defined subtotals, including operating income; Disclosure of information on company-specific indicators related to the statement of income, called performance measures defined by management; Improved guidance on the Group of information and whether it should be provided in the primary financial statements or in the notes; Greater transparency for operating expenses; and Specific requirements on how companies, such as banks and insurance companies, classify revenues and expenses in the operating category. IFRS 18 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

New IFRS 19 – Subsidiaries without Public Accountability

The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures. This will reduce the costs of preparing financial statements for these subsidiaries, while maintaining the usefulness of the information for users of their financial statements. IFRS 19 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

F - 39

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The amendments, issued in May 2024, clarify the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria for the settlement of liabilities through electronic payment systems. These amendments are effective as of January 1, 2026 and the Group is reviewing the impacts of the new standard.

Amendments to IFRS 9 and IFRS 7 - Nature-dependent Electricity Contracts

The amendments, issued in December 2024, seek to improve how companies report the financial effects of nature-dependent electricity contracts, often structured as power purchase agreements (PPAs). The amendments include clarifications of the application of “own use” requirements, permitting hedge accounting if these contracts are used as hedging instruments, and add new disclosure requirements to help investors understand the impact of these contracts on companies' financial performance and cash flows. These amendments are effective as of January 1, 2026, and could be applied earlier. The Group is reviewing the impacts of this change on the standards.

4)	ESTIMATES AND JUDGMENTS

The Group adopts estimates and judgments that may affect the reported carrying amounts of assets, liabilities, income and expenses in the next year, and the assumptions are determined in accordance with the applicable standard.

Estimates and judgments are reviewed on an ongoing basis and are consistent with the Group's risk management, when appropriate. Estimate revisions are recognized prospectively.

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

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, and the actual results may be different from those previously established. The table below includes the significant accounting estimates and their respective notes:

F - 40

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Accounting estimates	Note
● Fair value of financial instruments (Level II and III)	6 / 8 / 29 / 30 and 40.4
● Expected credit loss	10 / 11 and 40.2
● Impairment of intangible assets and goodwill	15
● Insurance contract liabilities	21
● Other provisions	22
● Realization of deferred income tax	37

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

Expected credit loss

The provision for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets are measurement at fair value through other comprehensive income and securities at amortized cost.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

•	Determine the criteria in order to identify the significant increase of credit risk;
•	Select quantitative models and suitable assumptions;
•	Establish several prospective scenarios and assumptions;

F - 41

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

F - 42

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

F - 43

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Other provisions

The provisions are regularly reviewed and constituted, where the loss is deemed probable, taking into consideration the opinion of the Group’s legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

5)	CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a)	Cash, cash equivalents and balances with banks

	R$ thousands
	On December 31, 2024	On December 31, 2023
Cash and due from banks in domestic currency	17,384,505	14,765,830
Cash and due from banks in foreign currency	2,143,785	2,566,314
Reverse repurchase agreements (1) (a)	171,195,511	145,253,145
Discretionary deposits at the Central Bank	17,300,000	24,205,291
Cash and cash equivalents	208,023,801	186,790,580
Compulsory deposits with the Central Bank (2)	109,786,380	109,516,537
Cash, cash equivalents and balances with banks (b)	317,810,181	296,307,117
Cash and balances with banks (b) - (a)	146,614,670	151,053,972
(1)	Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as ‘loans and advances to financial institutions’ – refer to note 10; and
(2)	Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6)	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a)	Financial assets at fair value through profit or loss

	R$ thousands
	On December 31, 2024	On December 31, 2023
Financial assets
Brazilian government bonds	263,224,363	282,586,266
Bank debt securities	36,983,297	43,844,816
Corporate debt and marketable equity securities	41,637,680	36,257,756
Mutual funds	9,368,468	9,323,075
Brazilian sovereign bonds	366,034	54,167
Foreign governments securities	468,521	118,948
Derivative financial instruments	19,834,985	15,413,349
Total	371,883,348	387,598,377

b)	Maturity

	R$ thousands
	On December 31, 2024	On December 31, 2023
Maturity of up to one year	53,549,658	95,034,235
Maturity of one to five years	228,464,602	201,297,811
Maturity of five to 10 years	57,839,535	58,350,432
Maturity of over 10 years	8,119,026	7,911,872
No stated maturity	23,910,527	25,004,027
Total	371,883,348	387,598,377

F - 44

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$15,626,382 thousand on December 31, 2024 (R$32,772,513 thousand on December 31, 2023), being composed primarily of Brazilian government bonds.

c)	Liabilities at fair value through profit or loss

	R$ thousands
	On December 31, 2024	On December 31, 2023
Derivative financial instruments	16,240,611	15,542,220
Total	16,240,611	15,542,220

F - 45

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

7)	DERIVATIVE FINANCIAL INSTRUMENTS

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

F - 46

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

F - 47

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2024				On December 31, 2023
	Notional value	Amortized cost	Fair value adjustment	Fair value	Notional value	Amortized cost	Fair value adjustment	Fair value
Futures contracts
Purchase commitments:	211,703,083	-	-	-	164,372,715	-	-	-
- Interbank market	178,029,255	-	-	-	132,161,908	-	-	-
- Foreign currency	22,985,640	-	-	-	14,481,278	-	-	-
- Other	10,688,188	-	-	-	17,729,529	-	-	-
Sale commitments:	161,641,895	-	-	-	220,715,317	-	-	-
- Interbank market (1)	95,605,090	-	-	-	163,879,990	-	-	-
- Foreign currency (2)	48,246,297	-	-	-	49,212,584	-	-	-
- Other	17,790,508	-	-	-	7,622,743	-	-	-

Option contracts
Purchase commitments:	685,622,189	1,151,336	27,409	1,178,745	1,030,322,549	3,175,395	257,087	3,432,482
- Interbank market	529,190,365	504,563	34,350	538,913	928,351,318	2,354,374	-	2,354,374
- Foreign currency	3,949,723	156,053	(42,981)	113,072	4,580,443	77,305	20,244	97,549
- Other	152,482,101	490,720	36,040	526,760	97,390,788	743,716	236,843	980,559
Sale commitments:	672,980,325	(1,779,852)	123,200	(1,656,652)	1,022,551,043	(2,071,414)	(165,205)	(2,236,619)
- Interbank market	513,818,125	(440,226)	-	(440,226)	919,050,649	(719,366)	-	(719,366)
- Foreign currency	6,870,683	(220,375)	(180,480)	(400,855)	4,573,904	(68,382)	47,472	(20,910)
- Other	152,291,517	(1,119,251)	303,680	(815,571)	98,926,490	(1,283,666)	(212,677)	(1,496,343)

Forward contracts
Purchase commitments:	64,273,935	2,540,319	(11,634)	2,528,685	34,113,304	(855,134)	(3,953)	(859,087)
- Foreign currency	62,442,929	2,569,853	-	2,569,853	33,043,985	(849,505)	(551)	(850,056)
- Other	1,831,006	(29,534)	(11,634)	(41,168)	1,069,319	(5,629)	(3,402)	(9,031)
Sale commitments:	47,310,325	(1,099,617)	(17,442)	(1,117,059)	28,256,407	772,080	(8,496)	763,584
- Foreign currency (2)	46,463,548	(1,522,017)	-	(1,522,017)	24,698,728	449,969	-	449,969
- Other	846,777	422,400	(17,442)	404,958	3,557,679	322,111	(8,496)	313,615

Swap contracts
Assets (long position):	1,080,360,424	9,792,714	3,841,711	13,634,425	786,364,992	6,973,332	828,588	7,801,920
- Interbank market	57,567,711	949,727	3,611,358	4,561,085	45,590,283	1,799,507	1,093,110	2,892,617
- Fixed rate	692,873,598	893,378	(513,808)	379,570	541,219,843	1,389,077	(5,992)	1,383,085
- Foreign currency	319,020,245	7,213,979	258,094	7,472,073	194,344,754	2,960,898	(345,557)	2,615,341
- IGPM (General Index of market pricing)	41,362	41,466	399	41,865	87,639	74,582	3,334	77,916

F - 48

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2024				On December 31, 2023
	Notional value	Amortized cost	Fair value adjustment	Fair value	Notional value	Amortized cost	Fair value adjustment	Fair value
- Other	10,857,508	694,164	485,668	1,179,832	5,122,473	749,268	83,693	832,961
Liabilities (short position):	934,060,342	(10,271,413)	(702,357)	(10,973,770)	783,299,290	(8,124,013)	(907,138)	(9,031,151)
- Interbank market	246,185,275	(1,575,404)	(832,866)	(2,408,270)	32,577,474	(1,721,999)	(1,190,305)	(2,912,304)
- Fixed rate	477,454,859	(221,059)	(93,611)	(314,670)	438,339,819	(1,734,296)	(614,622)	(2,348,918)
- Foreign currency	202,546,445	(7,735,810)	208,073	(7,527,737)	284,842,617	(2,985,854)	(109,307)	(3,095,161)
- IGPM (General Index of market pricing)	103,000	(157,830)	(1,063)	(158,893)	190,560	(238,476)	(13,896)	(252,372)
- Other	7,770,763	(581,310)	17,110	(564,200)	27,348,820	(1,443,388)	1,020,992	(422,396)
Total	3,857,952,518	333,487	3,260,887	3,594,374	4,069,995,617	(129,754)	883	(128,871)

Derivatives include operations maturing in D+1 (day after reporting date).

(1)	Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$59,956,404 thousand (R$102,934,940 thousand on December 31, 2023); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$24,468,458 thousand (R$44,821,117 thousand on December 31, 2023); and
(2)	Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$42,019,674 thousand (R$31,320,736 thousand on December 31, 2023).

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

F - 49

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

	R$ thousands
	On December 31, 2024	On December 31, 2023
Risk received in credit swaps - Notional	1,954,290	2,044,989
- Debt securities issued by companies	783,357	637,962
- Brazilian government bonds	714,560	808,158
- Foreign government bonds	456,373	598,869
Risk transferred in credit swaps - Notional	(1,120,806)	(1,297,469)
- Companies bonds	(154,807)	-
- Brazilian government bonds	(705,922)	(706,830)
- Foreign government bonds	(260,077)	(590,639)

The contracts related to credit derivative transactions described above are due in 2029. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands
	Hedge instrument nominal value	Hedge book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	24,468,458	24,913,057	(147,831)	(81,307)
Hedge of interest payments on funding (1)	59,956,404	61,308,525	258,194	142,045
Total on December 31, 2024	84,424,862	86,221,582	110,363	60,738

Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023	147,756,057	148,572,977	(640,708)	(352,389)
(1)	Refers to the DI interest rate risk, using DI Futures contracts in B3, Swaps and e FED funds, with the maturity dates until 2030, making the cash flow fixed.

F - 50

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. For the year ended December 31, 2024, the amount of R$689,508 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on December 31, 2024 is R$16,472 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss for the year ended December 31, 2024 and 2023.

Fair value hedge – Financial instruments classified in this category aim to offset the risks arising from the exposure to the fair value changes in the hedged item, with gain or loss being recognized in statement of income. The hedged object is adjusted at fair value and the effective portion of the valuations or devaluations recognized in statement of income. When the hedging instrument expires or is sold or in case of discontinuation of the hedge, any adjustment to the hedged item is recognized directly in statement of income.

Strategy	R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Debenture hedge	18,555	22,072	79	43
Total on December 31, 2024 (1)	18,555	22,072	79	43

(1) Referring to the risk of Debentures, using Swap contracts, with maturity dates through 2031. There were no strategies in this operation as of December 31, 2023.

There were no gains/(losses) related to the fair value accounting hedge, recorded in OCI, in the year ended December 31, 2024 and 2023.

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

F - 51

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Strategy	R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	5,603,750	5,166,624	(1,536,225)	(805,635)
Total on December 31, 2024	5,603,750	5,166,624	(1,536,225)	(805,635)

Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	4,477,297	4,149,708	(702,728)	(368,528)
(1)	For subsidiaries with functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the year ended December 31, 2024 was R$(10,502) thousand (R$3,223 thousand in 2023).

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

The table below presents financial assets and liabilities subject to net settlement:

F - 52

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2024			On December 31, 2023
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	178,260,906	-	178,260,906	186,599,349	-	186,599,349
Derivative financial instruments	19,834,985	-	19,834,985	15,413,349	-	15,413,349

Financial liabilities
Securities sold under agreements to repurchase	165,916,852	-	165,916,852	169,570,218	-	169,570,218
Derivative financial instruments	16,240,611	-	16,240,611	15,542,220	-	15,542,220

In the years ended in 2024 and 2023, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

F - 53

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

8)	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a)	Financial assets at fair value through other comprehensive income

	R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	130,816,058	499,809	(7,486,852)	123,829,015
Corporate debt securities	1,668,220	50,109	(68,505)	1,649,824
Bank debt securities	4,058,853	2,427	(48,983)	4,012,297
Brazilian government bonds issued abroad	8,898,238	193,226	(131,131)	8,960,333
Foreign governments securities	8,309,452	15,206	-	8,324,658
Mutual funds	4,928,849	22,948	(3)	4,951,794
Marketable equity securities and other stocks	6,781,513	271,002	(2,487,852)	4,564,663
Balance on December 31, 2024 (1)	165,461,183	1,054,727	(10,223,326)	156,292,584

Brazilian government bonds	181,505,226	4,177,028	(2,473,306)	183,208,948
Corporate debt securities	1,389,653	26,930	(46,617)	1,369,966
Bank debt securities	6,400,767	10,895	(30,304)	6,381,358
Brazilian government bonds issued abroad	6,412,372	292,990	(35,319)	6,670,043
Foreign governments securities	7,404,614	2,690	(2,549)	7,404,755
Mutual funds	2,407,603	33,609	(158,249)	2,282,963
Marketable equity securities and other stocks	6,489,814	494,838	(1,453,079)	5,531,573
Balance on December 31, 2023	212,010,049	5,038,980	(4,199,423)	212,849,606
(1)	On December 31, 2024, Banco Bradesco changed the business model due to the alteration in the management of financial assets for the hedge portfolio of fixed-rate government securities, which became more static than originally anticipated, reflecting the Group management approach. These securities were reclassified from the Fair Value in Other Comprehensive Income (FVOCI) category to Amortized Cost (AC), in the amount of R$78,095,100 thousand. This improvement in the business model aims to reduce asymmetries in accounting treatment, as well as to present the Financial Statements in a manner that is more appropriate to the behavior of this portfolio. If this reclassification had not occurred, the amount of R$(6,972,104) thousand would have been recognized in other comprehensive income as an adjustment to fair value.

b)	Maturity

	R$ thousands
	On December 31, 2024		On December 31, 2023
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	51,518,105	51,438,404	20,801,969	20,741,673
From 1 to 5 years	38,658,601	37,659,332	111,918,413	112,979,885
From 5 to 10 years	36,055,172	34,657,222	38,526,607	39,467,969
Over 10 years	27,518,943	23,021,169	31,865,643	31,845,543
No stated maturity	11,710,362	9,516,457	8,897,417	7,814,536
Total	165,461,183	156,292,584	212,010,049	212,849,606

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$31,880,243 thousand on December 31, 2024 (R$52,026,509 thousand on December 31, 2023), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousands
	Cost	Adjustments to Fair value	Fair value
Marketable equity securities and other stocks	6,781,513	(2,216,850)	4,564,663
Total on December 31, 2024	6,781,513	(2,216,850)	4,564,663
Marketable equity securities and other stocks	6,489,814	(958,241)	5,531,573
Total on December 31, 2023	6,489,814	(958,241)	5,531,573

F - 54

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market.

d)	Reconciliation of expected losses of financial assets at FVOCI:

R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2022	129,812	6,180	165,292	301,284
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(88,652)	(3,201)	(72,547)	(164,400)
Expected loss of financial assets at FVOCI on December 31, 2023	41,160	2,979	92,745	136,884
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transferred to Stage 3	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
Transfer from Stage 3	-	-	-	-
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(31,520)	(1,436)	(89,622)	(122,578)
Expected loss of financial assets at FVOCI on December 31, 2024	9,640	1,543	3,123	14,306

9)	BONDS AND SECURITIES AT AMORTIZED COST

a)	Securities at amortized cost

	R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government bonds	145,278,232	3,032,908	(8,559,744)	139,751,396
Bank debt securities and corporate debt securities	121,713,735	23,020	(392,053)	121,344,702
Balance on December 31, 2024	266,991,967	3,055,928	(8,951,797)	261,096,098

Securities:
Brazilian government bonds	54,282,125	4,007,277	(4,653,464)	53,635,938
Bank debt securities and corporate debt securities	120,924,952	1,387,469	(580,298)	121,732,123
Balance on December 31, 2023 (1)	175,207,077	5,394,746	(5,233,762)	175,368,061
(1)	On January 1, 2023, with the adoption of IFRS 17, Management reclassified Bonds and Securities measured at amortized cost to measured at FVOCI, in the amount of R$36,639,102 thousand. This reclassification was due to alignment of the strategy of assets related to insurance contract liabilities; and
(2)	Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

F - 55

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Maturity

	R$ thousands
	On December 31, 2024		On December 31, 2023
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	60,043,632	59,988,685	26,708,054	26,853,215
From 1 to 5 years	148,260,712	147,475,479	108,111,315	108,612,106
From 5 to 10 years	32,891,366	32,474,161	17,408,132	17,311,782
Over 10 years	25,796,257	21,157,773	22,979,576	22,590,958
Total	266,991,967	261,096,098	175,207,077	175,368,061

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$75,296,338 thousand on December 31, 2024 (R$25,937,875 thousand on December 31, 2023), being composed mostly of Brazilian government bonds.

c)	Reconciliation of expected losses of financial assets at amortized cost

	R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2022	472,396	130,796	2,437,639	3,040,831
Transferred to Stage 1	-	(21,287)	(1,794)	(23,081)
Transferred to Stage 2	(2,046)	-	-	(2,046)
Transferred to Stage 3	(4,771)	(50,511)	-	(55,282)
Transfer from Stage 1	-	2,046	4,771	6,817
Transfer from Stage 2	21,287	-	50,511	71,798
Transfer from Stage 3	1,794	-	-	1,794
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(117,758)	125,781	2,096,412	2,104,435
Expected loss of financial assets at amortized cost on December 31, 2023	370,902	186,825	4,587,539	5,145,266
Transferred to Stage 1	-	(19,638)	(2,113)	(21,751)
Transferred to Stage 2	(1,291)	-	(390)	(1,681)
Transferred to Stage 3	(21,207)	(34,942)	-	(56,149)
Transfer from Stage 1	-	1,291	21,207	22,498
Transfer from Stage 2	19,638	-	34,942	54,580
Transfer from Stage 3	2,113	390	-	2,503
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	333,678	(83,815)	761,871	1,011,734
Expected loss of financial assets at amortized cost on December 31, 2024	703,833	50,111	5,403,056	6,157,000
(1)	The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income.

10)         LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

	R$ thousands
	On December 31, 2024	On December 31, 2023
Reverse repurchase agreements (1)	178,260,906	186,599,349
Loans to financial institutions	18,160,221	18,504,300
Expected credit loss	(187,829)	(990)
Total	196,233,298	205,102,659
(1)	On December 31, 2024, it included financial investments given in guarantee in the amount of R$151,175,863 thousand (R$127,843,191 thousand on December 31, 2023).

F - 56

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

11)	LOANS AND ADVANCES TO CUSTOMERS

a)	Loans and advances to customers by type of product

	R$ thousands
	On December 31, 2024	On December 31, 2023
Companies	316,936,343	269,421,350
- Financing and On-lending	132,471,486	104,729,799
- Financing and export	40,904,095	28,957,241
- Housing loans	30,655,876	24,534,805
- Onlending BNDES/Finame	20,475,116	17,515,937
- Vehicle loans	21,934,635	22,316,453
- Import	12,505,529	7,183,123
- Leases	5,996,235	4,222,240
- Borrowings	169,958,833	151,245,208
- Working capital	100,012,698	82,843,536
- Rural loans	11,811,476	12,807,395
- Other	58,134,659	55,594,277
- Limit operations (1)	14,506,024	13,446,343
- Credit card	8,634,617	8,003,405
- Overdraft for corporates/Individuals	5,871,407	5,442,938

Individuals	403,303,243	360,265,349
- Financing and On-lending	144,876,576	127,765,221
- Housing loans	102,627,589	89,315,143
- Vehicle loans	34,962,102	31,408,501
- Onlending BNDES/Finame	6,927,661	6,866,782
- Other	359,224	174,795
- Borrowings	177,325,731	155,605,725
- Payroll-deductible loans	97,581,541	90,960,703
- Personal credit	43,261,588	31,309,283
- Rural loans	15,530,021	12,534,155
- Other	20,952,581	20,801,584
- Limit operations (1)	81,100,936	76,894,403
- Credit card	75,629,524	71,926,643
- Overdraft for corporates/Individuals	5,471,412	4,967,760
Total portfolio	720,239,586	629,686,699
Expected credit loss	(47,857,481)	(50,184,880)
Total of net loans and advances to customers	672,382,105	579,501,819
(1)	Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b)	Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands
	On December 31, 2024	On December 31, 2023
Gross investments in finance lease receivables:
Up to one year	2,247,876	1,681,751
From one to five years	3,791,737	2,581,232
Over five years	196,239	131,390
Impairment loss on finance lease receivables	(54,241)	(46,144)
Net investment	6,181,611	4,348,229

Net investments in finance lease:
Up to one year	2,227,115	1,663,550
From one to five years	3,760,889	2,556,255
Over five years	193,607	128,424
Total	6,181,611	4,348,229

F - 57

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Reconciliation of the gross book value of loans and advances to customers

Stage 1	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	230,134,580	(2,916,216)	(2,710,348)	1,246,997	154,248	181,188,473	(122,859,743)	-	284,237,991
- Financing	97,907,233	(1,323,740)	(708,918)	373,026	19,783	66,259,620	(37,412,250)	-	125,114,754
- Borrowings	121,553,604	(1,344,456)	(1,662,157)	784,061	129,848	110,636,823	(83,359,740)	-	146,737,983
- Revolving	10,673,743	(248,020)	(339,273)	89,910	4,617	4,292,030	(2,087,753)	-	12,385,254
Individuals	298,686,536	(6,602,772)	(6,661,202)	3,794,654	874,761	171,752,006	(114,725,264)	-	347,118,719
- Financing	114,370,195	(3,538,512)	(1,490,449)	2,092,373	172,320	52,071,113	(31,676,728)	-	132,000,312
- Borrowings	126,474,656	(1,731,143)	(2,599,174)	971,337	591,272	99,333,906	(73,506,540)	-	149,534,314
- Revolving	57,841,685	(1,333,117)	(2,571,579)	730,944	111,169	20,346,987	(9,541,996)	-	65,584,093
Total	528,821,116	(9,518,988)	(9,371,550)	5,041,651	1,029,009	352,940,479	(237,585,007)	-	631,356,710

Stage 2	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	12,538,317	(1,246,997)	(3,212,486)	2,916,216	263,379	3,230,759	(7,542,805)	-	6,946,383
- Financing	1,909,771	(373,026)	(253,708)	1,323,740	25,790	449,416	(1,220,044)	-	1,861,939
- Borrowings	9,848,560	(784,061)	(2,872,448)	1,344,456	230,002	2,533,070	(5,936,483)	-	4,363,096
- Revolving	779,986	(89,910)	(86,330)	248,020	7,587	248,273	(386,278)	-	721,348
Individuals	22,711,786	(3,794,654)	(2,449,308)	6,602,772	873,928	8,644,761	(10,677,585)	-	21,911,700
- Financing	9,342,632	(2,092,373)	(915,436)	3,538,512	89,680	1,821,471	(3,341,027)	-	8,443,459
- Borrowings	8,719,543	(971,337)	(945,892)	1,731,143	724,482	5,422,959	(5,511,470)	-	9,169,428
- Revolving	4,649,611	(730,944)	(587,980)	1,333,117	59,766	1,400,331	(1,825,088)	-	4,298,813
Total	35,250,103	(5,041,651)	(5,661,794)	9,518,988	1,137,307	11,875,520	(18,220,390)	-	28,858,083

F - 58

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	26,748,453	(154,248)	(263,379)	2,710,348	3,212,486	13,496,446	(6,069,813)	(13,928,324)	25,751,969
- Financing	4,912,796	(19,783)	(25,790)	708,918	253,708	641,571	590,574	(1,567,199)	5,494,795
- Borrowings	19,843,042	(129,848)	(230,002)	1,662,157	2,872,448	12,440,323	(6,982,626)	(10,617,743)	18,857,751
- Revolving	1,992,615	(4,617)	(7,587)	339,273	86,330	414,552	322,239	(1,743,382)	1,399,423
Individuals	38,867,027	(874,761)	(873,928)	6,661,202	2,449,308	15,685,811	(2,992,744)	(24,649,091)	34,272,824
- Financing	4,052,392	(172,320)	(89,680)	1,490,449	915,436	911,455	(1,002,640)	(1,672,288)	4,432,804
- Borrowings	20,411,507	(591,272)	(724,482)	2,599,174	945,892	11,281,620	(3,691,827)	(11,608,643)	18,621,969
- Revolving	14,403,128	(111,169)	(59,766)	2,571,579	587,980	3,492,736	1,701,723	(11,368,160)	11,218,051
Total	65,615,480	(1,029,009)	(1,137,307)	9,371,550	5,661,794	29,182,257	(9,062,557)	(38,577,415)	60,024,793

Consolidated - All stages	R$ thousands
	Balance on December 31, 2023	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	269,421,350	197,915,678	(136,472,361)	(13,928,324)	316,936,343
- Financing	104,729,800	67,350,607	(38,041,720)	(1,567,199)	132,471,488
- Borrowings	151,245,206	125,610,216	(96,278,849)	(10,617,743)	169,958,830
- Revolving	13,446,344	4,954,855	(2,151,792)	(1,743,382)	14,506,025
Individuals	360,265,349	196,082,578	(128,395,593)	(24,649,091)	403,303,243
- Financing	127,765,219	54,804,039	(36,020,395)	(1,672,288)	144,876,575
- Borrowings	155,605,706	116,038,485	(82,709,837)	(11,608,643)	177,325,711
- Revolving	76,894,424	25,240,054	(9,665,361)	(11,368,160)	81,100,957
Total	629,686,699	393,998,256	(264,867,954)	(38,577,415)	720,239,586

F - 59

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	260,930,040	(5,333,409)	(4,167,306)	749,396	109,582	131,857,147	(154,010,870)	-	230,134,580
- Financing	104,459,244	(1,132,348)	(766,512)	342,701	67,194	43,607,196	(48,670,242)	-	97,907,233
- Borrowings	144,212,730	(3,897,390)	(2,792,331)	350,183	34,829	85,211,319	(101,565,736)	-	121,553,604
- Revolving	12,258,066	(303,671)	(608,463)	56,512	7,559	3,038,632	(3,774,892)	-	10,673,743
Individuals	292,656,355	(7,561,864)	(8,574,345)	5,949,354	386,465	119,766,529	(103,935,958)	-	298,686,536
- Financing	109,442,423	(3,498,316)	(1,248,446)	4,137,534	85,016	34,322,184	(28,870,200)	-	114,370,195
- Borrowings	125,648,075	(2,192,413)	(3,007,019)	706,935	161,653	73,753,493	(68,596,068)	-	126,474,656
- Revolving	57,565,857	(1,871,135)	(4,318,880)	1,104,885	139,796	11,690,852	(6,469,690)	-	57,841,685
Total	553,586,395	(12,895,273)	(12,741,651)	6,698,750	496,047	251,623,676	(257,946,828)	-	528,821,116

Stage 2	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	10,397,088	(749,396)	(1,102,017)	5,333,409	962,071	7,557,774	(9,860,612)	-	12,538,317
- Financing	2,098,408	(342,701)	(222,956)	1,132,348	62,565	423,256	(1,241,149)	-	1,909,771
- Borrowings	7,289,645	(350,183)	(748,787)	3,897,390	883,841	6,955,238	(8,078,584)	-	9,848,560
- Revolving	1,009,035	(56,512)	(130,274)	303,671	15,665	179,280	(540,879)	-	779,986
Individuals	31,531,058	(5,949,354)	(3,794,467)	7,561,864	1,886,115	6,558,472	(15,081,902)	-	22,711,786
- Financing	13,494,747	(4,137,534)	(1,232,609)	3,498,316	63,828	1,685,832	(4,029,948)	-	9,342,632
- Borrowings	10,764,215	(706,935)	(970,446)	2,192,413	1,622,512	4,015,065	(8,197,281)	-	8,719,543
- Revolving	7,272,096	(1,104,885)	(1,591,412)	1,871,135	199,775	857,575	(2,854,673)	-	4,649,611
Total	41,928,146	(6,698,750)	(4,896,484)	12,895,273	2,848,186	14,116,246	(24,942,514)	-	35,250,103

F - 60

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	27,927,899	(109,582)	(962,071)	4,167,306	1,102,017	12,323,245	(3,073,606)	(14,626,755)	26,748,453
- Financing	5,049,959	(67,194)	(62,565)	766,512	222,956	273,583	(191,826)	(1,078,629)	4,912,796
- Borrowings	21,410,798	(34,829)	(883,841)	2,792,331	748,787	11,560,708	(3,734,746)	(12,016,166)	19,843,042
- Revolving	1,467,142	(7,559)	(15,665)	608,463	130,274	488,954	852,966	(1,531,960)	1,992,615
Individuals	33,424,124	(386,465)	(1,886,115)	8,574,345	3,794,467	17,423,562	3,697,925	(25,774,816)	38,867,027
- Financing	3,057,379	(85,016)	(63,828)	1,248,446	1,232,609	834,792	(667,090)	(1,504,900)	4,052,392
- Borrowings	19,640,162	(161,653)	(1,622,512)	3,007,019	970,446	14,310,670	(1,367,098)	(14,365,527)	20,411,507
- Revolving	10,726,583	(139,796)	(199,775)	4,318,880	1,591,412	2,278,100	5,732,113	(9,904,389)	14,403,128
Total	61,352,023	(496,047)	(2,848,186)	12,741,651	4,896,484	29,746,807	624,319	(40,401,571)	65,615,480

Consolidated - All stages	R$ thousands
	Balance on December 31, 2022	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	299,255,027	151,738,166	(166,945,088)	(14,626,755)	269,421,350
- Financing	111,607,611	44,304,035	(50,103,217)	(1,078,629)	104,729,800
- Borrowings	172,913,173	103,727,265	(113,379,066)	(12,016,166)	151,245,206
- Revolving	14,734,243	3,706,866	(3,462,805)	(1,531,960)	13,446,344
Individuals	357,611,537	143,748,563	(115,319,935)	(25,774,816)	360,265,349
- Financing	125,994,549	36,842,808	(33,567,238)	(1,504,900)	127,765,219
- Borrowings	156,052,452	92,079,228	(78,160,447)	(14,365,527)	155,605,706
- Revolving	75,564,536	14,826,527	(3,592,250)	(9,904,389)	76,894,424
Total	656,866,564	295,486,729	(282,265,023)	(40,401,571)	629,686,699

F - 61

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

Stage 1	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	3,710,730	(116,449)	(134,318)	166,683	63,654	2,411,870	(2,356,304)	-	3,745,866
- Financing	1,269,857	(29,252)	(13,511)	68,404	6,305	620,597	(418,454)	-	1,503,946
- Borrowings	1,919,049	(74,163)	(103,007)	91,372	53,871	1,596,733	(1,814,133)	-	1,669,722
- Revolving	521,824	(13,034)	(17,800)	6,907	3,478	194,540	(123,717)	-	572,198
Individuals	6,245,565	(185,973)	(259,775)	272,766	334,396	3,875,327	(3,024,902)	-	7,257,404
- Financing	437,273	(37,461)	(23,115)	82,535	38,354	183,386	(306,085)	-	374,887
- Borrowings	2,457,473	(76,558)	(108,329)	141,655	238,173	2,472,719	(1,663,576)	-	3,461,557
- Revolving	3,350,819	(71,954)	(128,331)	48,576	57,869	1,219,222	(1,055,241)	-	3,420,960
Total	9,956,295	(302,422)	(394,093)	439,449	398,050	6,287,197	(5,381,206)	-	11,003,270

Stage 2	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	2,407,449	(166,683)	(558,573)	116,449	109,540	510,283	(1,403,345)	-	1,015,120
- Financing	277,782	(68,404)	(37,072)	29,252	15,227	66,023	(23,966)	-	258,842
- Borrowings	1,968,250	(91,372)	(510,770)	74,163	90,757	386,785	(1,297,552)	-	620,261
- Revolving	161,417	(6,907)	(10,731)	13,034	3,556	57,475	(81,827)	-	136,017
Individuals	3,073,021	(272,766)	(379,103)	185,973	313,107	1,747,141	(1,467,067)	-	3,200,306
- Financing	468,003	(82,535)	(71,207)	37,461	20,459	155,931	(123,390)	-	404,722
- Borrowings	1,860,757	(141,655)	(239,411)	76,558	265,398	1,297,469	(1,011,340)	-	2,107,776
- Revolving	744,261	(48,576)	(68,485)	71,954	27,250	293,741	(332,337)	-	687,808
Total	5,480,470	(439,449)	(937,676)	302,422	422,647	2,257,424	(2,870,412)	-	4,215,426

F - 62

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	17,045,918	(63,654)	(109,540)	134,318	558,573	7,338,511	4,516,910	(13,928,324)	15,492,712
- Financing	2,405,662	(6,305)	(15,227)	13,511	37,072	326,738	955,271	(1,567,199)	2,149,523
- Borrowings	13,348,041	(53,871)	(90,757)	103,007	510,770	6,786,917	2,497,132	(10,617,743)	12,483,496
- Revolving	1,292,215	(3,478)	(3,556)	17,800	10,731	224,856	1,064,507	(1,743,382)	859,693
Individuals	21,179,127	(334,396)	(313,107)	259,775	379,103	9,908,384	14,421,714	(24,649,091)	20,851,509
- Financing	1,380,788	(38,354)	(20,459)	23,115	71,207	406,606	1,560,047	(1,672,288)	1,710,662
- Borrowings	10,928,409	(238,173)	(265,398)	108,329	239,411	7,272,869	5,880,689	(11,608,643)	12,317,493
- Revolving	8,869,930	(57,869)	(27,250)	128,331	68,485	2,228,909	6,980,978	(11,368,160)	6,823,354
Total	38,225,045	(398,050)	(422,647)	394,093	937,676	17,246,895	18,938,624	(38,577,415)	36,344,221

Consolidated - All stages	R$ thousands
	Balance on December 31, 2023	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	23,164,097	10,260,664	757,261	(13,928,324)	20,253,698
- Financing	3,953,301	1,013,358	512,851	(1,567,199)	3,912,311
- Borrowings	17,235,340	8,770,435	(614,553)	(10,617,743)	14,773,479
- Revolving	1,975,456	476,871	858,963	(1,743,382)	1,567,908
Individuals	30,497,713	15,530,852	9,929,745	(24,649,091)	31,309,219
- Financing	2,286,064	745,923	1,130,572	(1,672,288)	2,490,271
- Borrowings	15,246,639	11,043,057	3,205,773	(11,608,643)	17,886,826
- Revolving	12,965,010	3,741,872	5,593,400	(11,368,160)	10,932,122
Total	53,661,810	25,791,516	10,687,006	(38,577,415)	51,562,917

(1)	Relates to early settlements, maturities and modifications.

F - 63

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	4,709,225	(140,446)	(215,827)	105,285	61,311	1,978,070	(2,786,888)	-	3,710,730
- Financing	1,560,991	(29,160)	(20,572)	53,638	38,247	338,386	(671,673)	-	1,269,857
- Borrowings	2,461,407	(92,415)	(161,772)	45,821	16,493	1,517,681	(1,868,166)	-	1,919,049
- Revolving	686,827	(18,871)	(33,483)	5,826	6,571	122,003	(247,049)	-	521,824
Individuals	8,596,907	(334,433)	(495,432)	489,139	194,495	2,419,082	(4,624,193)	-	6,245,565
- Financing	691,697	(50,169)	(32,545)	226,125	19,825	190,516	(608,176)	-	437,273
- Borrowings	3,332,473	(136,858)	(159,899)	154,331	84,418	1,588,052	(2,405,044)	-	2,457,473
- Revolving	4,572,737	(147,406)	(302,988)	108,683	90,252	640,514	(1,610,973)	-	3,350,819
Total	13,306,132	(474,879)	(711,259)	594,424	255,806	4,397,152	(7,411,081)	-	9,956,295

Stage 2	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	2,486,457	(105,285)	(208,600)	140,446	442,005	1,460,921	(1,808,495)	-	2,407,449
- Financing	327,687	(53,638)	(47,648)	29,160	35,120	88,747	(101,646)	-	277,782
- Borrowings	1,903,891	(45,821)	(143,760)	92,415	400,254	1,334,555	(1,573,284)	-	1,968,250
- Revolving	254,879	(5,826)	(17,192)	18,871	6,631	37,619	(133,565)	-	161,417
Individuals	6,185,062	(489,139)	(662,868)	334,433	713,543	1,247,324	(4,255,334)	-	3,073,021
- Financing	925,342	(226,125)	(127,538)	50,169	15,317	98,263	(267,425)	-	468,003
- Borrowings	3,704,642	(154,331)	(311,408)	136,858	608,173	981,605	(3,104,782)	-	1,860,757
- Revolving	1,555,078	(108,683)	(223,922)	147,406	90,053	167,456	(883,127)	-	744,261
Total	8,671,519	(594,424)	(871,468)	474,879	1,155,548	2,708,245	(6,063,829)	-	5,480,470

F - 64

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	18,698,277	(61,311)	(442,005)	215,827	208,600	6,357,801	6,695,484	(14,626,755)	17,045,918
- Financing	2,345,361	(38,247)	(35,120)	20,572	47,648	140,230	1,003,847	(1,078,629)	2,405,662
- Borrowings	15,386,054	(16,493)	(400,254)	161,772	143,760	5,943,829	4,145,539	(12,016,166)	13,348,041
- Revolving	966,862	(6,571)	(6,631)	33,483	17,192	273,742	1,546,098	(1,531,960)	1,292,215
Individuals	18,538,069	(194,495)	(713,543)	495,432	662,868	8,276,003	19,889,609	(25,774,816)	21,179,127
- Financing	1,123,181	(19,825)	(15,317)	32,545	127,538	320,483	1,317,083	(1,504,900)	1,380,788
- Borrowings	11,130,490	(84,418)	(608,173)	159,899	311,408	6,632,759	7,751,971	(14,365,527)	10,928,409
- Revolving	6,284,398	(90,252)	(90,053)	302,988	223,922	1,322,761	10,820,555	(9,904,389)	8,869,930
Total	37,236,346	(255,806)	(1,155,548)	711,259	871,468	14,633,804	26,585,093	(40,401,571)	38,225,045

Consolidated - All stages	R$ thousands
	Balance on December 31, 2022	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	25,893,959	9,796,792	2,100,101	(14,626,755)	23,164,097
- Financing	4,234,039	567,363	230,528	(1,078,629)	3,953,301
- Borrowings	19,751,352	8,796,065	704,089	(12,016,166)	17,235,340
- Revolving	1,908,568	433,364	1,165,484	(1,531,960)	1,975,456
Individuals	33,320,038	11,942,409	11,010,082	(25,774,816)	30,497,713
- Financing	2,740,220	609,262	441,482	(1,504,900)	2,286,064
- Borrowings	18,167,605	9,202,416	2,242,145	(14,365,527)	15,246,639
- Revolving	12,412,213	2,130,731	8,326,455	(9,904,389)	12,965,010
Total	59,213,997	21,739,201	13,110,183	(40,401,571)	53,661,810
(1)	Relates to early settlements, maturities and modifications.

F - 65

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Group's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

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

	On December 31, 2024 - R$ thousands
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**
Simulation 1	100%	-	-	(269,642)
Simulation 2	-	100%	-	(1,105,037)
Simulation 3	-	-	100%	618,074
*	Scenario in which the economy grows more than expected.
**	Scenario in which the economy grows less than expected.

f)	Expected loss on loans and advances

	R$ thousands
	Year ended December 31
	2024	2023	2022
Amount recorded	36,478,523	34,849,384	32,216,964
Amount recovered	(9,841,746)	(4,672,395)	(5,870,896)
Expected loss on loans and advances	26,636,777	30,176,989	26,346,068

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

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

F - 66

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2024	On December 31, 2023
Opening balance	39,111,735	34,353,489
Amount renegotiated	26,780,598	47,464,851
Amount received/Others (1)	(18,853,221)	(31,525,629)
Write-offs	(12,284,044)	(11,180,976)
Closing balance	34,755,068	39,111,735
Expected loss on loans and advances	(19,091,460)	(16,110,380)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	15,663,608	23,001,355

Impairment on renegotiated loans and advances as a percentage of renegotiated portfolio	54.9%	41.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.8%	6.2%
Total renegotiated loans and advances as a percentage of the total loans portfolio, net of impairment	5.2%	6.7%
(1)	Includes the settlement of renegotiated contracts through new operations.

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

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off balance acounts accounts, as well as any gains from renegotiations, are recognized only when received.

12)	NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands
	On December 31, 2024	On December 31, 2023
Non-current assets held for sale
Real estate	1,082,436	991,486
Vehicles and similar	343,948	314,041
Machinery and equipment	546	776
Other (1)	2,068,020	22,227
Total	3,494,950	1,328,530
(1)	Includes R$ 2,060,445 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale.

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

F - 67

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

13)         INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousands
	On December 31, 2024							Year ended on December 31, 2024
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	98,243	5,099,950	1,945,607	4,559,541	1,994,799	(4,715)	668,016	(23,575)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	241,277	854,080	2,354,233	774,316	1,471,727	3,710	2,783,255	15,255
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	552,687	2,667,390	2,356,236	3,026,387	854,949	37,633	2,252,238	94,083
Gestora de Inteligência de Crédito S.A. (3)	16.82%	16.00%	56,297	191,422	1,052,123	282,554	627,924	(4,776)	325,181	(29,850)
Others (4) (5)			7,817,497					715,342
Total investments in associates			8,766,001					747,194

Elo Participações Ltda. (6)	50.01%	50.01%	2,263,011	963,331	4,746,612	965,266	91,253	784,391	1,813,170	1,566,669
Total investments in joint ventures			2,263,011					784,391
Total on December 31, 2024			11,029,012					1,531,585
(1)	The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2)	Revenue from financial intermediation or revenue from the provision of services;
(3)	Companies with equity accounting using statement of financial position with a reporting date delay of up to 60 days. In the year ended December 31, 2024, the Group received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.;
(4)	In August 2024, the auction of the unified tender offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category “A” to “B” with the Brazilian securities and Exchange Comission (CVM) and exit from the New segment Market of B3 S.A., with this, the Group's total equity interest in Cielo S.A. increased to 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Group (as of December 31, 2023, total equity interest was 31.41%, with direct participation being 30.06%). The Group received from Cielo S.A, interest on equity of R$151,453 thousand, in the year ended December 31, 2024. More information in Note 42;
(5)	Primarily includes investment in publicly held companies and Cielo S.A.; and
(6)	Brazilian company, provider of services related to credit and debit cards and other means of payment. The Group received dividends of R$64,922 thousand in the year ended December 31, 2024 from Empresa Elo Participações Ltda.

F - 68

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Companies	R$ thousands
	On December 31, 2023							Year ended on December 31, 2023
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income /(loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	(5,296)	331,786	(27,237)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	3,149	2,875,219	12,828
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	62,163	1,843,974	155,409
Gestora de Inteligência de Crédito S.A. (3) (4)	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(7,066)	284,062	(38,572)
Other (5)			7,234,917					1,160,949
Total investments in associates			8,188,993					1,213,899

Elo Participações Ltda. (6)	50.01%	50.01%	1,427,847	1,023,779	2,627,543	563,008	103,084	887,782	(77,119)	1,757,753
Total investments in joint ventures			1,427,847					887,782
Total on December 31, 2023			9,616,840
Total on December 31, 2023								2,101,681
(1)	The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;

(2)	Revenue from financial intermediation or revenue from the provision of services;
(3)	Companies with equity accounting using statements of financial position with a reporting date delay of up to 60 days;
(4)	Dilution of participation due to the entry of a new shareholder with the issuance of new shares;
(5)	It primarily includes investments in public companies Cielo S.A. and Fleury S.A. The Group received R$249,649 thousand in interest on equity in the year ended December 31, 2023, referring to Empresa Cielo S.A.; and
(6)	Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to December 31, 2023, the Group received R$722,650 thousand in dividends from this investment.

F - 69

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b)	Changes in associates and joint ventures

	R$ thousands
	2024	2023
Initial balances	9,616,840	8,970,513
Acquisitions	1,432,959	14,333
Share of profit of associate and joint ventures	1,531,585	2,101,681
Dividends/Interest on equity	(1,695,067)	(936,478)
Other	142,695	(533,209)
Balance on December 31	11,029,012	9,616,840

14)	PROPERTY AND EQUIPMENT

a)	Composition of property and equipment by class

	R$ thousands
	Depreciation rates	Cost	Accumulated depreciation	Net notional value
Buildings	4%	8,251,334	(5,391,615)	2,859,719
Land	-	871,952	-	871,952
Installations, property and equipment for use	10%	5,573,061	(2,866,228)	2,706,833
Security and communication systems	10% to 20%	386,802	(267,132)	119,670
Data processing systems	20% to 40%	13,641,163	(10,208,530)	3,432,633
Transportation systems	10% to 20%	367,431	(137,794)	229,637
Balance on December 31, 2024 (1)		29,091,743	(18,871,299)	10,220,444

	Estimated useful life	Cost	Accumulated depreciation	Net notional value
Buildings	4%	8,386,525	(4,776,314)	3,610,211
Land	-	912,088	-	912,088
Installations, property and equipment for use	10%	6,070,838	(2,996,346)	3,074,492
Security and communication systems	10%	404,802	(278,452)	126,350
Data processing systems	20% to 40%	12,361,949	(9,056,887)	3,305,062
Transportation systems	10% to 20%	237,034	(147,228)	89,806
Balance on December 31, 2023 (1)		28,373,236	(17,255,227)	11,118,009
(1)	Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

F - 70

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Change in property and equipment by class

	R$ thousands
	Buildings	Land	Facilities, furniture and installations, property and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total (1)
Balance on December 31, 2022	4,119,473	929,066	3,228,655	74,791	3,523,783	95,354	11,971,122
Additions	764,177	-	847,636	78,638	1,132,190	18,919	2,841,560
Write-offs	(550,332)	(16,978)	(497,896)	-	-	(1,652)	(1,066,858)
Impairment	-	-	-	(347)	(1,382)	-	(1,729)
Depreciation (2)	(723,107)	-	(503,903)	(26,732)	(1,349,529)	(22,815)	(2,626,086)
Balance on December 31, 2023	3,610,211	912,088	3,074,492	126,350	3,305,062	89,806	11,118,009

Balance on December 31, 2023	3,610,211	912,088	3,074,492	126,350	3,305,062	89,806	11,118,009
Additions	140,828	-	785,351	29,389	1,750,744	175,330	2,881,642
Write-offs	(331,734)	(40,136)	(777,800)	(5,508)	-	-	(1,155,178)
Impairment	-	-	(242)	(268)	(1,238)	-	(1,748)
Depreciation (2)	(559,586)	-	(374,968)	(30,293)	(1,621,935)	(35,499)	(2,622,281)
Balance on December 31, 2024	2,859,719	871,952	2,706,833	119,670	3,432,633	229,637	10,220,444
(1)	Includes right of use assets recognized; and
(2)	The difference of R$58,952 thousand (2023 - R$64,830 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

F - 71

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

15)	INTANGIBLE ASSETS AND GOODWILL

a)	Change in intangible assets and goodwill by class

	R$ thousands
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2022	6,542,091	3,554,635	6,949,393	1,252,485	501,209	18,799,813
Additions/(reductions)	54,558	4,060,641	3,122,163	75,064	(6,812)	7,305,614
Impairment	-	(102,158)	(2,092)	-	-	(104,250)
Amortization (2)	-	(1,701,950)	(1,606,248)	(212,068)	(373,765)	(3,894,031)
Balance on December 31, 2023	6,596,649	5,811,168	8,463,216	1,115,481	120,632	22,107,146

Balance on December 31, 2023	6,596,649	5,811,168	8,463,216	1,115,481	120,632	22,107,146
Additions/(reductions)	133,993	1,556,377	3,649,518	114,230	334,371	5,788,489
Impairment	-	(498)	(35,478)	-	-	(35,976)
Amortization (2)	-	(1,831,669)	(1,789,426)	(253,491)	(235,865)	(4,110,451)
Balance on December 31, 2024	6,730,642	5,535,378	10,287,830	976,220	219,138	23,749,208
(1)	Rate of amortization: acquisition of rights to provide financial services, customer portfolio and others – in accordance with contract agreement; software – up to 10%; and
(2)	The difference of R$304,431 thousand (2023 - R$430,042 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

F - 72

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Composition of goodwill by segment

	R$ thousands
	On December 31, 2024	On December 31, 2023
Banking	6,230,002	6,107,282
Insurance	500,640	489,367
Total	6,730,642	6,596,649

The Cash Generation Units (CGUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2024 and 2023.

16)	OTHER ASSETS

a)	Other assets

	R$ thousands
	On December 31, 2024	On December 31, 2023
Financial assets (1) (2)	81,195,242	56,958,860
Foreign exchange transactions (3)	44,132,289	27,704,682
Debtors for guarantee deposits (4)	21,743,293	20,787,578
Securities trading	5,848,323	3,720,053
Trade and credit receivables	6,032,514	2,667,921
Receivables	3,438,823	2,078,626
Other assets	15,824,815	9,597,412
Other debtors	5,777,906	3,405,012
Prepaid expenses	3,568,136	2,934,506
Interbank and interdepartmental accounts	224,343	297,291
Other (5)	6,254,430	2,960,603
Total	97,020,057	66,556,272
(1)	Financial assets accounted for at amortized cost;
(2)	In 2024 and 2023, there were no expected losses for other financial assets;
(3)	Mainly refers to purchases in foreign currency made by the Group on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;
(4)	Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and
(5)	Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property.

17)	DEPOSITS FROM BANKS

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a)	Composition by nature

	R$ thousands
	On December 31, 2024	On December 31, 2023
Demand deposits	1,419,303	1,503,278
Interbank deposits	3,008,439	2,354,799
Securities sold under agreements to repurchase	283,049,765	272,404,788
Borrowings	46,769,666	22,809,333
Onlending	27,571,137	24,350,585
Total	361,818,310	323,422,783

F - 73

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

18)	DEPOSITS FROM CUSTOMERS

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

	R$ thousands
	On December 31, 2024	On December 31, 2023
Demand deposits	44,119,254	49,634,288
Savings deposits	132,502,157	131,003,553
Time deposits	467,717,052	441,296,839
Total	644,338,463	621,934,680

19)	FUNDS FROM SECURITIES ISSUED

a)	Composition by type of security issued and location

	R$ thousands
	On December 31, 2024	On December 31, 2023
Instruments Issued – Brazil:
Real estate credit notes	55,865,741	52,115,729
Agribusiness notes	46,738,613	40,062,692
Financial bills	106,220,794	105,426,827
Letters property guaranteed	35,805,829	36,144,798
Subtotal	244,630,977	233,750,046
Securities – Overseas:
Euronotes	4,513,282	3,442,593
Securities issued through securitization – (item (b))	5,016,063	3,925,938
Subtotal	9,529,345	7,368,531
Structured Operations Certificates	3,817,022	3,847,681
Total	257,977,344	244,966,258

b)	Securities issued through securitization

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

F - 74

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Changes in securities issued

	R$ thousands
	2024	2023
Opening balances on January 1	244,966,258	222,257,328
Issuance	54,734,757	105,259,934
Interest accrued	27,427,073	25,707,778
Settlement and interest payments	(70,199,968)	(108,774,110)
Exchange variation and others	1,049,224	515,328
Closing balance on December 31	257,977,344	244,966,258

20)	SUBORDINATED DEBTS

a)	Composition of subordinated debt

Maturity	R$ thousands
	Original term in years	Nominal amount	On December 31, 2024	On December 31, 2023
In Brazil:
Financial bills:
2024	-	-	-	133,720
2025	7	3,871,906	6,659,038	5,952,305
2027	7	401,060	640,590	566,936
2024	-	-	-	277,420
2025	8	3,328,102	3,693,797	3,669,281
2026	8	694,800	1,193,335	1,066,237
2028	8	55,437	88,658	78,390
2030	8	2,368,200	3,365,783	2,976,339
2024	-	-	-	10,634
2025	9	362,212	755,966	677,550
2027	9	89,700	163,973	146,531
2025	10	178,937	648,219	959,846
2026	10	196,196	571,365	501,506
2027	10	256,243	523,757	472,023
2028	10	248,300	505,316	451,350
2030	10	134,500	210,044	190,207
2031	10	7,270,000	11,319,069	9,973,583
2032	10	5,378,500	7,606,668	6,714,453
2033	10	531,000	626,578	557,446
2026	11	2,500	4,337	4,133
2027	11	47,046	102,990	91,696
2028	11	74,764	159,193	143,520
Perpetual	-	17,798,855	18,620,251	14,722,748
Total (1)			57,458,927	50,337,854
(1)	Includes the amount of R$43,096,504 thousand (R$39,279,827 thousand on December 31, 2023), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose.

F - 75

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Changes in subordinated debt

	R$ thousands
	2024	2023
Opening balances on January 1	50,337,854	52,241,332
Issuance	9,000,300	1,129,800
Interest accrued	6,378,786	7,007,236
Settlement and interest payments	(8,258,013)	(10,040,514)
Closing balance on December 31	57,458,927	50,337,854

F - 76

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

21)         INSURANCE CONTRACTS

a)	Insurance contract liabilities

	R$ thousands
	On December 31, 2024			On December 31, 2023
	PAA	BBA/VFA	Total	PAA	BBA/VFA	Total
Liability for remaining coverage (LRC)	3,413,117	359,997,742	363,410,859	3,256,881	327,891,751	331,148,632
- Present value of future estimated cash flows on Best Estimated Liability (BEL)	-	333,588,968	333,588,968	-	301,644,946	301,644,946
- Non-financial risk adjustment (RA)	-	1,713,661	1,713,661	-	1,832,047	1,832,047
- Contract Service Margin (CSM)	-	24,695,113	24,695,113	-	24,414,758	24,414,758
- Premium allocation approach (PAA)	3,413,117	-	3,413,117	3,256,881	-	3,256,881
Liability for incurred claims	13,527,747	1,854,214	15,381,961	12,268,731	1,374,859	13,643,590
- Present value of estimated future cash flows on Best Estimated Liability (BEL)	13,109,372	1,788,775	14,898,147	11,847,634	1,302,912	13,150,546
- Non-financial risk adjustment (RA)	418,375	65,439	483,814	421,097	71,947	493,044
Total liabilities for insurance contracts	16,940,864	361,851,956	378,792,820	15,525,612	329,266,610	344,792,222

b)	Remaining coverage for general model (BBA)/variable fee approach (VFA)

	R$ thousands
	On December 31, 2024			On December 31, 2023
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Present value of estimated future cash outflows	415,934,920	32,862,946	448,797,866	388,031,144	36,009,806	424,040,950
- Acquisition costs	3,789,618	119,449	3,909,067	3,318,639	72,598	3,391,237
- Claims and other directly attributable expenses	412,145,302	32,743,497	444,888,799	384,712,505	35,937,208	420,649,713
Present value of estimated future cash inflows	(109,275,236)	(5,933,662)	(115,208,898)	(115,748,997)	(6,647,007)	(122,396,004)
Non-financial risk adjustment	926,022	787,639	1,713,661	994,571	837,476	1,832,047
Contract Service Margin	24,594,993	100,120	24,695,113	23,928,554	486,204	24,414,758
Total remaining coverage of the general model/variable rate model	332,180,699	27,817,043	359,997,742	297,205,272	30,686,479	327,891,751

F - 77

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Realization of contract service margin

	R$ thousands
	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts
- Insurance Contract	2,450,329	2,180,759	1,840,336	1,603,463	1,410,985	15,209,241	24,695,113
General model/variable rate approach on December 31, 2024	2,450,329	2,180,759	1,840,336	1,603,463	1,410,985	15,209,241	24,695,113

Issued Insurance Contracts
- Insurance Contract	2,489,957	2,423,170	1,883,419	1,624,982	1,405,499	14,587,731	24,414,758
General model/variable rate approach on December 31, 2023	2,489,957	2,423,170	1,883,419	1,624,982	1,405,499	14,587,731	24,414,758

d)	Changes of the liability for remaining coverage (LCR) and claims incurred

	R$ thousands
	BBA/VFA					PAA	Total
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach
	BEL	RA	CSM	BEL
Opening balances on January 1, 2024	295,007,749	1,832,047	24,414,758	6,637,197	327,891,751	3,256,881	331,148,632
Changes related to current period (Insurance revenue)	(5,297,914)	(168,464)	(4,240,688)	-	(9,707,066)	(49,545,938)	(59,253,004)
Total retrospective method contracts	(596,582)	(30,954)	(1,725,516)	-	(2,353,052)	-	(2,353,052)
Fair value method contracts	(3,979,828)	(114,747)	(1,564,336)	-	(5,658,911)	-	(5,658,911)
Issuance of contracts after transition (Other contracts)	(678,657)	(22,763)	(950,836)	-	(1,652,256)	-	(1,652,256)
Experience adjustments	(42,847)	-	-	-	(42,847)	-	(42,847)
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(49,545,938)	(49,545,938)
Technical changes related to future periods	(1,221,520)	(71,048)	3,648,437	(512,188)	1,843,681	(618,023)	1,225,658
Changes in estimates that adjust the contract service margin	4,826,038	(128,048)	(4,692,900)	(512,188)	(507,098)	-	(507,098)
Changes in estimates that do not adjust the contract service margin (OCI)	(3,443,788)	(106,907)	-	-	(3,550,695)	-	(3,550,695)
Experience adjustments	3,219	-	1,620,038	-	1,623,257	-	1,623,257
Contracts initially recognized in the period	(2,606,989)	163,907	6,721,299	-	4,278,217	(618,023)	3,660,194
Insurance expenses	224,162	-	-	1,334,682	1,558,844	3,865,963	5,424,807
Constitution of onerous contracts	-	-	-	1,334,682	1,334,682	-	1,334,682
Commission Expense	224,162	-	-	-	224,162	3,865,963	4,090,125
Financial expenses	28,159,122	121,126	872,606	-	29,152,854	-	29,152,854
Financial expenses of insurance contracts	28,159,122	121,126	872,606	-	29,152,854	-	29,152,854
Cash flows	9,257,678	-	-	-	9,257,678	46,454,234	55,711,912
Premiums received	51,516,743	-	-	-	51,516,743	50,320,197	101,836,940
Investment component	(41,788,964)	-	-	-	(41,788,964)	-	(41,788,964)
Insurance acquisition costs cash flow	(470,101)	-	-	-	(470,101)	(3,865,963)	(4,336,064)
Balance on December 31, 2024	326,129,277	1,713,661	24,695,113	7,459,691	359,997,742	3,413,117	363,410,859

F - 78

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	BBA/VFA					PAA	Total
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach
	BEL	RA	CSM	BEL
Opening balances on January 1, 2023	258,267,184	1,892,919	22,162,317	6,220,383	288,542,803	3,981,926	292,524,729
Changes related to current period (Insurance revenue)	(3,601,931)	(171,746)	(3,116,918)	-	(6,890,595)	(44,362,232)	(51,252,827)
Total retrospective method contracts	(647,949)	(42,010)	(1,479,197)	-	(2,169,156)	64	(2,169,092)
Fair value method contracts	(2,683,054)	(124,431)	(1,045,106)	-	(3,852,591)	-	(3,852,591)
Issuance of contracts after transition (Other contracts)	(283,692)	(5,305)	(592,615)	-	(881,612)	-	(881,612)
Experience adjustments	12,764	-	-	-	12,764	-	12,764
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(44,362,296)	(44,362,296)
Technical changes related to future periods	1,288,676	(41,170)	4,632,552	345,425	6,225,483	(2,485,082)	3,740,401
Changes in estimates that adjust the contract service margin	4,153,449	(274,166)	(3,904,992)	-	(25,709)	-	(25,709)
Changes in estimates that do not adjust the contract service margin (ORA)	1,665,457	44,725	-	294	1,710,476	-	1,710,476
Experience adjustments	-	-	348,556	345,131	693,687	-	693,687
Contracts initially recognized in the period	(4,530,230)	188,271	8,188,988	-	3,847,029	(2,485,082)	1,361,947
Insurance expenses	116,814	-	-	69,302	186,116	3,399,756	3,585,872
Constitution of onerous contracts	-	-	-	69,302	69,302	902	70,204
Commission Expense	116,814	-	-	-	116,814	3,398,854	3,515,668
Financial expenses	32,005,207	152,044	736,807	2,087	32,896,145	-	32,896,145
Financial expenses of insurance contracts	32,005,207	152,044	736,807	2,087	32,896,145	-	32,896,145
Cash flows	6,931,799	-	-	-	6,931,799	42,722,514	49,654,313
Premiums received	45,717,933	-	-	-	45,717,933	45,988,014	91,705,947
Investment component	(38,534,315)	-	-	-	(38,534,315)	-	(38,534,315)
Insurance acquisition costs cash flow	(251,819)	-	-	-	(251,819)	(3,265,500)	(3,517,319)
Balance on December 31, 2023	295,007,749	1,832,047	24,414,758	6,637,197	327,891,751	3,256,881	331,148,632

F - 79

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Changes in liabiltiy for incurred claims (LIC)

	R$ thousands
	LIC - BBA e VFA			LIC - PAA			TOTAL LIC
	PV FCF	RA	Total liability for incurred claims - BBA and VFA	BEL	RA	Total liability for incurred claims - PAA
Opening balances on January 1	2,043,558	52,341	2,095,899	9,885,830	249,507	10,135,337	12,231,236
Costs of providing insurance	3,849,897	14,279	3,864,176	35,483,400	144,237	35,627,637	39,491,813
Claims incurred and other insurance expenses	3,849,897	14,279	3,864,176	35,483,400	144,237	35,627,637	39,491,813
Liability adjustments for incurred claims	(62,024)		(62,024)	(127,219)	-	(127,219)	(189,243)
Financial expenses of insurance contracts	132,910	4,024	136,934	830,999	21,979	852,978	989,912
Changes recognized in other comprehensive income	20,379	1,303	21,682	134,008	5,374	139,382	161,064
Estimated cash flows	(4,681,808)	-	(4,681,808)	(34,359,384)	-	(34,359,384)	(39,041,192)
Claims and other insurance costs paid	(4,681,808)	-	(4,681,808)	(34,359,384)	-	(34,359,384)	(39,041,192)
Balance on December 31, 2023	1,302,912	71,947	1,374,859	11,847,634	421,097	12,268,731	13,643,590
Costs of providing insurance	5,017,325	(8,625)	5,008,700	35,831,413	(5,557)	35,825,856	40,834,556
Claims incurred and other insurance expenses*	5,017,325	(8,625)	5,008,700	35,831,413	(5,557)	35,825,856	40,834,556
Liability adjustments for incurred claims	47,381	-	47,381	(60,730)	-	(60,730)	(13,349)
Financial expenses of insurance contracts	113,966	6,708	120,674	837,611	30,374	867,985	988,659
Changes recognized in other comprehensive income	(43,788)	(4,591)	(48,379)	(289,739)	(27,539)	(317,278)	(365,657)
Estimated cash flows	(4,649,021)	-	(4,649,021)	(35,056,817)	-	(35,056,817)	(39,705,838)
Claims and other insurance costs paid	(4,649,021)	-	(4,649,021)	(35,056,398)	-	(35,056,398)	(39,705,419)
Transfer of portfolio	-	-	-	(419)	-	(419)	(419)
Balance on December 31, 2024	1,788,775	65,439	1,854,214	13,109,372	418,375	13,527,747	15,381,961

F - 80

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

f)	Contractual service margin

	R$ thousands
	On December 31, 2024				On December 31, 2023
	Contracts measured at fair value on transition	Contracts evaluated by the full retrospective method	Contracts issued after transition (Other contracts)	Total	Contracts measured at fair value on transition	Contracts evaluated by the full retrospective method	Contracts issued after transition (Other contracts)	Total
Opening balance on January 1	11,313,064	8,591,633	4,510,063	24,414,760	11,188,719	10,063,799	909,801	22,162,319
Changes from the current period	(1,564,336)	(1,725,516)	(950,836)	(4,240,688)	(1,045,106)	(1,479,197)	(592,615)	(3,116,918)
- Contract service margin recognized in the period	(1,564,336)	(1,725,516)	(950,836)	(4,240,688)	(1,045,106)	(1,479,197)	(592,615)	(3,116,918)
Changes in relation to future periods	(2,586,246)	1,126,523	5,108,160	3,648,437	1,129,600	(442,767)	3,945,719	4,632,552
- Contracts initially recognized	136,643	53,780	6,530,876	6,721,299	158,165	54,940	7,975,883	8,188,988
- Changes in estimates that adjust the contract service margin	(2,722,889)	1,072,743	(1,422,716)	(3,072,862)	971,435	(497,707)	(4,030,164)	(3,556,436)
Total technical changes	(4,150,582)	(598,993)	4,157,324	(592,251)	84,494	(1,921,964)	3,353,104	1,515,634
Financial expenses of insurance contracts	53,225	422,272	397,109	872,606	39,851	449,798	247,158	736,807
Closing balance on December 31	7,215,705	8,414,912	9,064,496	24,695,113	11,313,064	8,591,633	4,510,063	24,414,760

g)	Changes in other comprehensive income

	R$ thousands
	Year ended December 31
	2024	2023
Initial balances	1,265,455	2,385,912
Changes in other comprehensive income	2,349,169	(1,120,457)
Income and expenses recognized in the period in Other comprehensive income	3,916,352	(1,871,540)
Deferred taxes	(1,567,183)	751,083
Closing balance on December 31	3,614,624	1,265,455

F - 81

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

h)	Insurance income

	R$ thousands
	Year ended December 31
	2024	2023
Amounts related to changes in liabilities for remaining coverage (LRC)
Outputs related to general model contracts	5,296,714	4,806,022
- Expected claims incurred and Expenses	5,029,705	4,701,972
- Recovery of Acquisition Cash Flow	224,162	116,814
- Experience Adjustments	42,847	(12,764)
Non-financial risk adjustment change	169,664	171,746
Contract service margin recognized for general model and variable rate	4,240,688	1,656,674
Income related to contracts measured under premium allocation approach	49,545,938	44,618,385
Insurance Revenue	59,253,004	51,252,827

i)	Insurance financial expense

	R$ thousands
	Year ended December 31
	2024	2023
Changes in obligation to pay arising from return on investment	8,459,749	11,547,973
Interest on monetary adjustment of insurance liabilities	21,681,764	22,338,084
Amounts recognized in income	30,141,513	33,886,057
Effect of changes in interest rates	(3,916,352)	1,871,540
Amounts recognized in other comprehensive income	(3,916,352)	1,871,540
Financial expenses of insurance contracts	26,225,161	35,757,597

F - 82

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

j)	Claims development

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

Occurrence/Payment	R$ thousands
	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	3,147,090	3,527,701	3,229,917	3,241,950	3,268,150	3,282,321	3,291,007	3,298,296	3,304,334	3,319,658
Year of occurrence 2	3,325,412	3,587,690	3,272,884	3,273,854	3,296,538	3,306,411	3,316,805	3,311,986	3,324,966	-
Year of occurrence 3	3,425,283	3,827,487	3,494,627	3,508,782	3,518,145	3,526,704	3,539,966	3,542,393	-	-
Year of occurrence 4	3,165,598	3,492,486	3,174,129	3,183,827	3,205,111	3,207,657	3,222,304	-	-	-
Year of occurrence 5	3,079,842	3,453,209	3,205,311	3,222,927	3,241,856	3,253,344	-	-	-	-
Year of occurrence 6	3,068,543	3,469,287	3,077,599	3,070,984	3,091,474	-	-	-	-	-
Year of occurrence 7	4,419,675	4,315,384	4,009,581	4,011,871	-	-	-	-	-	-
Year of occurrence 8	4,561,467	5,034,738	4,809,757	-	-	-	-	-	-	-
Year of occurrence 9	4,907,587	5,285,128	-	-	-	-	-	-	-	-
Year of occurrence 10	5,341,281	-	-	-	-	-	-	-	-	-
Payments accumulated up to December 31, 2023	5,341,281	5,285,128	4,809,757	4,011,871	3,091,474	3,253,344	3,222,304	3,542,393	3,324,966	3,319,658
Estimate of claims on December 31, 2023	18,384,490	6,654,756	5,356,694	4,341,056	3,270,208	3,372,873	3,312,236	3,614,463	3,375,871	3,319,658
Estimated claims payable on December 31, 2023	13,043,209	1,369,628	546,937	329,185	178,734	119,529	89,932	72,070	50,905	-

R$ thousands
Estimated claims payable	15,800,129
Adjustment to present value	(1,422,224)
Adjustment for non-financial risk	269,958
Other estimates	734,098
Liabilities for claims incurred on December 31, 2024	15,381,961

F - 83

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

22)	PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

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

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, and inflation adjustment on the average calculated values.

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

F - 84

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

The Group has been discussing judicially the legality and constitutionality of certain taxes and contributions (“legal obligations”) which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

-	PIS and Cofins - R$3,263,824 thousand (R$3,099,917 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

-	Pension Contributions – R$1,989,629 thousand (R$1,954,679 thousand on December 31, 2023): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

F - 85

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

-	PIS and Cofins - R$838,178 thousand (R$754,518 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

-	INSS – Contribution to SAT – R$527,030 thousand (R$500,775 thousand on December 31, 2023): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV	- Provisions by nature

	R$ thousands
	On December 31, 2024	On December 31, 2023
Labor claims	2,613,403	4,622,138
Civil claims	7,827,251	8,587,613
Provision for tax risks	7,457,160	7,059,304
Total	17,897,814	20,269,055

V	- Changes in other provisions

	R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2022	6,009,966	7,989,207	7,477,364
Adjustment for inflation	630,797	491,102	472,830
Provisions, net of (reversals and write-offs)	1,258,040	4,002,792	(516,056)
Payments	(3,276,665)	(3,895,488)	(374,834)
Balance on December 31, 2023	4,622,138	8,587,613	7,059,304

Balance on December 31, 2023	4,622,138	8,587,613	7,059,304
Adjustment for inflation	386,536	467,504	391,955
Provisions, net of (reversals and write-offs)	2,272,455	2,355,332	88,529
Payments	(4,667,726)	(3,583,198)	(82,628)
Balance on December 31, 2024	2,613,403	7,827,251	7,457,160

 c)  Contingent liabilities classified as possible losses

The Group maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2024, R$11,570,068 thousand (R$9,977,528 thousand on December 31, 2023) for civil claims and R$46,932,523 thousand (R$46,704,117 thousand on December 31, 2023) for tax proceedings.

F - 86

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The main tax proceedings with this classification are:

-        IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,239,074 thousand (R$11,475,238 thousand on December 31, 2023): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Group;

-        COFINS – 1999 to 2014 – R$9,906,689 thousand (R$9,460,147 thousand on December 31, 2023): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

-        IRPJ and CSLL – 2006 to 2020 – R$9,429,961 thousand (R$9,105,361 thousand on December 31, 2023), relating to goodwill amortization being disallowed on the acquisition of investments;

-        IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,216,302 thousand (R$3,093,382 thousand on December 31, 2023): relating to disallowance of expenses with credit losses;

-          IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,280,106 thousand (R$1,340,697 thousand on December 31, 2023): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-          PIS and COFINS notifications and disallowances of compensations – R$1,919,536 thousand (R$1,796,192 thousand on December 31, 2023): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

-	Interest on Own Capital (TJLP) – Base year 2019 – R$196,906 (R$181,038 thousand on December 31, 2023): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

-	PLR - Profit Sharing - Base years from 2009 to 2011 - R$192,607 thousand (R$183,904 thousand on December 31, 2023): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d)	Other subjects

A criminal proceeding was brought in relation to Operation Zealots against two former members of our Board of Executive Officers, which was pending at the 10th Federal Court of the Judicial Section of the Federal District. Operation Zealots investigated the alleged improper conduct of members of the Administrative Council of Tax Appeals (CARF). A first ruling was rendered acquitting the two former executive officers, which was certified as final and unappealable on January 31, 2025. This certification definitively extinguished the legal proceeding in relation to the former members of our Board of Executive Officers.

F - 87

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

23)	OTHER LIABILITIES

a)  Other liabilities

	R$ thousands
	On December 31, 2024	On December 31, 2023
Financial liabilities	101,086,011	82,619,532
Credit card transactions (1)	35,852,340	30,582,224
Foreign exchange transactions (2)	41,677,829	28,301,211
Loan assignment obligations	3,846,323	4,201,705
Capitalization bonds	9,707,588	9,200,285
Securities trading	6,852,160	6,714,714
Lease liabilities (Note 23b)	3,149,771	3,619,393

Other liabilities	55,381,892	47,924,619
Third party funds in transit (3)	9,417,841	7,794,465
Provision for payments	13,036,420	11,703,242
Sundry creditors	6,591,177	5,740,511
Social and statutory	8,628,253	6,696,788
Other taxes payable	1,827,943	2,144,388
Liabilities for acquisition of assets and rights	929,055	449,814
Taxes and contributions to be paid	853,978	939,724
Obligations for quotas of investment funds	2,868,334	4,120,052
Other (4)	11,228,891	8,335,635
Total	156,467,903	130,544,151
(1)	Refers to amounts payable to merchants;
(2)	Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations;
(3)	Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and
(4)	Includes credits for resources to be released and obligations for payment resources.

b)  Lease liabilities

R$ thousands
Closing balance on December 31, 2022	4,596,412
Remeasurement and new contracts	84,772
Payments	(1,665,781)
Appropriation of financial charges	592,154
Foreign exchange variation	11,836
Balance on December 31, 2023	3,619,393
Remeasurement and new contracts	401,603
Payments	(1,403,269)
Appropriation of financial charges	489,714
Foreign exchange variation	42,330
Balance on December 31, 2024	3,149,771

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2024 is divided as follows: R$830,847 thousand up to one year (R$983,660 thousand up to 1 year as of December 31, 2023), R$2,010,127 thousand between 1 and 5 years (R$2,938,012 thousand between one to five years as of December 31, 2023) and R$282,065 thousand over 5 years (R$453,272 thousand for more than five years as of December 31, 2023).

F - 88

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Impacts on the statement of income

The impact on the income for the year ended December 31, 2024, was: “Expenses of depreciation” – R$607,585 thousand (R$749,070 thousand for the year ended December 31, 2023), “Interest and similar expenses” – R$489,714 thousand (R$592,154 thousand for the year ended December 31, 2023) and “Expenses of the foreign exchange variation” – R$42,330 thousand (R$11,836 thousand for the year ended December 31, 2023).

Expenses for the year ended December 31, 2024, with short-term contracts were R$1,657 thousand (R$1,112 thousand for the year ended December 31, 2023).

24)	LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands
	On December 31, 2024	On December 31, 2023
Commitments to extend credit (1)	341,763,232	299,288,995
Financial guarantees (2)	119,229,609	105,816,558
Letters of credit for imports	897,221	439,463
Total	461,890,062	405,545,016
(1)	Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2)	Refers to guarantees mostly provided for Corporate customers.

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

F - 89

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

25)	EQUITY

a)	Capital and shareholders’ rights

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2024	On December 31, 2023

Common	5,330,304,681	5,330,304,681
Preferred	5,311,865,547	5,311,865,547
Subtotal	10,642,170,228	10,642,170,228
Treasury (common shares)	(23,843,100)	-
Treasury (preferred shares)	(21,344,200)	-
Total outstanding shares	10,596,982,928	10,642,170,228

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

F - 90

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

At a meeting of the Board of Directors on June 6, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2024, in the amount of R$4,000,000 thousand, of which R$0.359141 per common share and R$0.395055 per preferred share, whose payment occurred on January 31, 2025.

At a meeting of the Board of Directors on September 19, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the second half of 2024, in the amount of R$2,000,000 thousand, of which R$0.179571 per common share and R$0.197528 per preferred share, whose payment will occur until April 30, 2025.

At a meeting of the Board of Directors on December 19, 2024, the Board of Directors approved the proposal for the additional interest on shareholders equity related to the second half of 2024, in the amount of R$2,975,700 thousand, of which R$0.267251 per common share and R$0.293976 per preferred share, whose payment will occur until July 31, 2025.

Interest on shareholders’ equity for the year ended December 31, 2024, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	19,085,448
(-) Legal reserve	954,272
Adjusted calculation basis	18,131,176
Monthly and intermediary interest on shareholders’ equity (gross), paid	2,307,588
Paid intermediary interest on shareholders’ equity (gross)	4,000,000
Provisioned intermediary interest on shareholders’ equity (gross)	2,000,000
Additional provisioned interest on equity (gross)	2,975,700
Withholding income tax on interest on shareholders' equity	(1,692,493)
Interest on shareholders' equity (net) accumulated on December 31, 2024	9,590,795	52.90
Interest on shareholders' equity (net) accumulated on December 31, 2023	9,614,183	66.92
(1)	Percentage of interest on shareholders’ equity/the adjusted calculation basis.

F - 91

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Interest on equity were paid or recognized in provisions, as follows:

Description	R$ thousands
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,312,804	346,921	1,965,883
Intermediary interest on shareholders’ equity paid	0.357994	0.393794	4,000,000	600,000	3,400,000
Supplementary interest on shareholders´ equity paid	0.447314	0.492046	4,998,000	749,700	4,248,300
Total year ended on December 31, 2023	1.012306	1.113538	11,310,804	1,696,621	9,614,183

Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,307,588	346,138	1,961,450
Intermediary interest paid on shareholders’ equity (1)	0.359141	0.395055	4,000,000	600,000	3,400,000
Intermediary interest on shareholders’ equity provisioned (2)	0.179571	0.197528	2,000,000	300,000	1,700,000
Supplementary interest on shareholders’ equity provisioned (3)	0.267251	0.293976	2,975,700	446,355	2,529,345
Total year ended on December 31, 2024	1.012961	1.114257	11,283,288	1,692,493	9,590,795
(1)	Paid on January 31, 2025;
(2)	To be paid by April 30, 2025; and
(3)	To be paid by July 31, 2025.

d)	Treasury shares

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

On December 31, 2024, 23,843,100 common shares and 21,344,200 preferred shares remained in treasury, amounting to R$568,728 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.66, R$12.02 and R$12.61 and per preferred share (PN) is R$11.58, R$13.22 and R$13.97 respectively. The market value of these shares, on December 31, 2024, was R$10.64 per common share and R$11.56 per preferred share.

26)	EARNINGS PER SHARE

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31
	2024	2023	2022
Net earnings attributable to the Group’s common shareholders (R$ thousand)	8,215,667	6,786,352	10,106,323
Net earnings attributable to the Group’s preferred shareholders (R$ thousand)	9,037,233	7,464,977	11,116,941
Weighted average number of common shares outstanding (thousands)	5,315,458	5,330,305	5,337,877
Weighted average number of preferred shares outstanding (thousands)	5,298,682	5,311,866	5,319,573
Basic earnings per share attributable to common shareholders of the Group (in Reais)	1.55	1.27	1.89
Basic earnings per share attributable to preferred shareholders of the Group (in Reais)	1.71	1.41	2.09

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

F - 92

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

27)	NET INTEREST INCOME

	R$ thousands
	Year ended December 31
	2024	2023	2022
Interest and similar income
Loans and advances to banks	27,775,382	28,323,764	17,154,023
Loans and advances to customers:
- Loans	101,676,019	102,035,197	100,681,327
- Leases	868,103	582,589	485,298
Financial assets:
- At fair value through profit or loss	27,842,234	28,363,663	29,224,224
- Fair value through other comprehensive income	24,537,302	16,906,668	29,301,725
- At amortized cost	20,118,794	25,277,210	15,526,536
Compulsory deposits with the Central Bank	8,894,336	9,943,391	8,224,712
Other financial interest income	21,547	25,992	15,340
Total	211,733,717	211,458,474	200,613,185

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(1,115,457)	(1,943,998)	(230,452)
- Funding in the open market	(29,159,155)	(31,529,801)	(26,140,363)
- Borrowings and onlending	(7,768,802)	(5,834,892)	(5,182,646)
Deposits from customers:
- Savings accounts	(7,977,114)	(9,017,597)	(9,351,219)
- Time deposits	(35,409,570)	(42,262,374)	(32,706,362)
Securities issued	(26,420,100)	(25,887,914)	(21,274,753)
Subordinated debt	(6,378,786)	(7,007,236)	(7,262,125)
Liabilities of insurance contracts	(29,398,557)	(32,173,621)	(27,972,772)
Technical capitalization provisions	(651,612)	(718,622)	(681,221)
Total	(144,279,153)	(156,376,055)	(130,801,913)

Net interest income	67,454,564	55,082,419	69,811,272

28)	FEE AND COMISSION INCOME

	R$ thousands
	Year ended December 31
	2024	2023	2022
Fee and commission income
Credit card income	9,751,730	9,469,889	9,088,525
Current accounts	6,885,129	7,026,304	7,704,791
Collections	1,540,117	1,717,627	1,851,107
Guarantees	1,335,952	1,163,831	1,098,907
Asset management	1,394,247	1,485,465	1,256,998
Consortium management	2,673,025	2,289,698	2,250,563
Custody and brokerage services	1,429,362	1,234,554	1,320,982
Capital Markets / Financial Advisory Services	1,668,543	1,222,074	1,032,534
Payments	389,389	430,208	440,319
Other	1,268,993	917,113	1,079,394
Total	28,336,487	26,956,763	27,124,120

F - 93

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

29)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands
	Year ended December 31
	2024	2023	2022
Income from investments in securities	(3,150,222)	8,862,367	(1,371,589)
Derivative financial instruments	900,386	2,033,429	2,190,944
Total	(2,249,836)	10,895,796	819,355

30)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

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

32)	GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands
	Year ended December 31
	2024	2023	2022
Revenue from PAA contracts	49,545,938	44,618,387	38,351,543
Revenue from BBA contracts	7,781,746	6,331,612	5,884,919
Revenue from VFA contracts	1,925,320	302,828	8,880
Insurance Revenue	59,253,004	51,252,827	44,245,342
Claims incurred	(39,763,947)	(38,789,671)	(33,858,844)
Acquisition costs	(5,974,953)	(3,515,668)	(3,361,916)
Administrative expenses	(3,273,232)	(3,606,269)	(3,000,573)
Onerous contracts	(1,334,682)	(70,204)	28,461
Insurance contract expenses	(50,346,814)	(45,981,812)	(40,192,872)
Insurance result	8,906,190	5,271,015	4,052,470
Reinsurance result	36,070	(35,304)	(20,144)
Gross profit from insurance and pension plans	8,942,260	5,235,711	4,032,326

33)	PERSONNEL EXPENSES

	R$ thousands
	Year ended December 31
	2024	2023	2022
Salaries	(11,094,886)	(10,319,187)	(9,699,551)
Benefits	(5,519,234)	(5,270,848)	(5,004,251)
Social security charges	(3,938,917)	(3,738,015)	(3,494,005)
Employee profit sharing	(1,585,405)	(1,384,381)	(1,579,908)
Training	(138,868)	(102,027)	(111,337)
Total	(22,277,310)	(20,814,458)	(19,889,052)

F - 94

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

34)	OTHER ADMINISTRATIVE EXPENSES

	R$ thousands
	Year ended December 31
	2024	2023	2022
Outsourced services	(5,063,242)	(4,621,396)	(4,518,109)
Communication	(667,275)	(859,605)	(1,067,495)
Data processing	(2,485,590)	(2,245,256)	(2,159,413)
Advertising and marketing	(1,178,882)	(1,094,300)	(1,704,618)
Asset maintenance	(1,394,827)	(1,361,129)	(1,340,683)
Financial system	(1,456,682)	(1,625,586)	(1,561,041)
Rental	(138,169)	(50,968)	(116,775)
Security and surveillance	(535,032)	(588,602)	(582,261)
Transport	(700,702)	(747,356)	(774,405)
Water, electricity and gas	(343,500)	(332,342)	(346,564)
Advances to FGC (Deposit Guarantee Association)	(812,561)	(783,854)	(714,721)
Supplies	(140,124)	(122,965)	(112,857)
Travel	(142,942)	(108,158)	(68,239)
Other	(1,523,438)	(1,744,743)	(1,507,429)
Total	(16,582,966)	(16,286,260)	(16,574,610)

35)	DEPRECIATION AND AMORTIZATION

	R$ thousands
	Year ended December 31
	2024	2023	2022
Amortization expenses	(3,806,020)	(3,463,989)	(2,829,915)
Depreciation expenses	(2,565,076)	(2,561,255)	(2,476,527)
Total	(6,371,096)	(6,025,244)	(5,306,442)

36)	OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands
	Year ended December 31
	2024	2023	2022
Tax expenses	(6,874,960)	(7,343,849)	(7,565,683)
Legal provision	(5,953,971)	(6,351,410)	(2,961,314)
Income from sales of non-current assets, investments, and property and equipment, net	191,948	193,968	662,967
Card marketing expenses	(4,240,502)	(3,544,693)	(3,478,163)
Other	(1,215,611)	121,428	(4,122,991)
Total	(18,093,096)	(16,924,556)	(17,465,184)

F - 95

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

37)	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousands
	Year ended December 31
	2024	2023	2022
Income before income tax and social contribution	16,900,514	10,208,351	24,621,610
Total burden of income tax (25%) and social contribution (20%) at the current rates	(7,605,231)	(4,593,758)	(11,079,725)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	689,213	945,756	610,167
Interest on shareholders’ equity	5,077,509	5,089,859	4,577,308
Other amounts (1)	2,480,148	2,852,557	2,727,410
Income tax and social contribution for the period	641,639	4,294,414	(3,164,840)
Effective rate	3.8%	42.1%	(12.9%)
(1)	Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b)	Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands
	Year ended December 31
	2024	2023	2022
Current taxes:
Income tax and social contribution expense	(7,414,511)	(6,622,719)	(4,854,205)
Deferred taxes
Constitution/realization in the period on temporary additions and exclusions	8,194,223	11,152,253	1,352,590
Use of opening balances of:
Social contribution loss	(168,131)	(148,548)	(44,551)
Income tax loss	(202,260)	(176,932)	(45,106)
Addition for:
Social contribution loss	69,624	34,413	78,056
Income tax loss	162,694	55,947	348,376
Total deferred tax benefit	8,056,150	10,917,133	1,689,365
Income tax benefit / (expense)	641,639	4,294,414	(3,164,840)

F - 96

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousands
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on December 31, 2024
Provisions for credit losses	59,099,785	16,581,669	(8,155,178)	67,526,276
Civil provisions	3,778,420	355,631	(706,320)	3,427,730
Tax provisions	3,241,356	290,403	(103,261)	3,428,498
Labor provisions	2,068,013	278,344	(1,180,385)	1,165,970
Impairment of securities and investments	3,249,695	1,586,509	(1,288,999)	3,547,205
Non-financial assets held for sale	735,678	193,066	(229,410)	699,334
Adjustment to fair value of securities	270,017	3,592	(257,796)	15,813
Amortization of goodwill	403,841	15,589	(23,386)	396,044
Other	5,356,240	3,290,060	(2,765,888)	5,880,412
Total deductible taxes on temporary differences	78,203,042	22,594,863	(14,710,623)	86,087,282
Income tax and social contribution losses in Brazil and overseas	18,893,423	232,318	(370,391)	18,755,350
Subtotal	97,096,465	22,827,181	(15,081,014)	104,842,632
Adjustment to fair value of securities at fair value through other comprehensive income	1,180,023	4,810,633	(3,634,302)	2,356,354
Total deferred tax assets (1)	98,276,488	27,637,814	(18,715,316)	107,198,986
Deferred tax liabilities (1)	7,365,091	663,702	(973,685)	7,055,108
Net deferred taxes (1)	90,911,397	26,974,112	(17,741,631)	100,143,878

	R$ thousands
	Balance on December 31, 2022	Amount recorded	Amount realized	Balance on December 31, 2023
Provisions for credit losses	51,069,942	17,996,746	(9,966,903)	59,099,785
Civil provisions	3,509,402	685,455	(416,437)	3,778,420
Tax provisions	3,262,366	303,532	(324,545)	3,241,353
Labor provisions	2,686,567	359,617	(978,171)	2,068,013
Impairment of securities and investments	2,441,248	1,455,059	(646,612)	3,249,695
Non-financial assets held for sale	761,801	213,118	(239,241)	735,678
Adjustment to fair value of securities	80,520	208,065	(18,568)	270,017
Amortization of goodwill	406,655	20,870	(23,684)	403,841
Other	4,252,332	3,067,006	(1,963,098)	5,356,240
Total deductible taxes on temporary differences	68,470,833	24,309,468	(14,577,259)	78,203,042
Income tax and social contribution losses in Brazil and overseas	19,128,543	90,360	(325,480)	18,893,423
Subtotal	87,599,376	24,399,828	(14,902,739)	97,096,465
Adjustment to fair value of securities at fair value through other comprehensive income	3,767,052	413,331	(3,000,360)	1,180,023
Total deferred tax assets (1)	91,366,428	24,813,159	(17,903,099)	98,276,488
Deferred tax liabilities (1)	8,785,135	987,691	(2,407,735)	7,365,091
Net deferred taxes (1)	82,581,293	23,825,468	(15,495,364)	90,911,397
(1)	Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$(5,548,220) thousand in 2024 (R$(5,757,564) thousand in 2023).

F - 97

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On December 31, 2024 - R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2025	7,759,849	6,088,210	170,393	93,196	14,111,648
2026	8,966,110	7,101,433	187,190	90,064	16,344,797
2027	7,531,727	5,968,641	156,330	58,439	13,715,137
2028	7,563,722	5,922,301	591,801	409,330	14,487,154
2029	6,065,862	4,706,850	1,002,763	756,229	12,531,704
2030	3,536,177	2,802,450	1,227,384	1,001,317	8,567,328
2031	2,546,685	2,011,892	1,596,397	1,301,212	7,456,186
2032	1,935,387	1,524,740	1,949,189	1,588,475	6,997,791
2033	1,544,402	1,163,226	2,340,983	1,922,001	6,970,612
2034	759,476	588,142	928,425	1,384,232	3,660,275
Total	48,209,397	37,877,885	10,150,855	8,604,495	104,842,632

The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for deductibility of credit losses, established by Laws No. 14,467/22 and No. 15,078/24.

e)	Deferred tax liabilities

	R$ thousands
	Balance on December 31, 2023	Amount constituted	Amount realized	Balance on December 31, 2024
Fair value adjustment to securities and derivative financial instruments	1,150,588	60,628	(768,077)	443,139
Difference in depreciation	616,829	190,634	(81,260)	726,203
Judicial deposit	1,787,400	251,639	(30,511)	2,008,528
Other	3,810,273	160,801	(93,837)	3,877,238
Total deferred tax liabilities	7,365,090	663,702	(973,685)	7,055,108

	R$ thousands
	Balance on December 31, 2022	Amount constituted	Amount realized	Balance on December 31, 2023
Fair value adjustment to securities and derivative financial instruments	1,310,556	342,978	(502,946)	1,150,588
Difference in depreciation	434,496	191,982	(9,649)	616,829
Judicial deposit	2,735,883	276,277	(1,224,760)	1,787,400
Other	4,304,200	176,453	(670,380)	3,810,273
Total deferred tax liabilities	8,785,135	987,690	(2,407,735)	7,365,090

F - 98

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousands
	On December 31, 2024			On December 31, 2023
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments at fair value through other comprehensive income	(10,616,772)	4,351,914	(6,264,858)	8,792,390	(3,725,426)	5,066,964
Exchange differences on translations of foreign operations	759,955	(341,980)	417,975	21,664	(9,749)	11,915
Other	4,429,936	(1,993,471)	2,436,465	(2,183,307)	982,488	(1,200,819)
Total	(5,426,881)	2,016,463	(3,410,418)	6,630,746	(2,752,686)	3,878,060

F - 99

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

38)	OPERATING SEGMENTS

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

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank (BR GAAP) for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

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

No revenue from transactions with a single customers or counterparty represented 10% of the Company’s revenue in the year ended on 2024 and 2023.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

F - 100

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2024 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	169,745,125	37,327,260	318,644	(408,624)	206,982,405	(1,550,303)	(2,959,039)	10,746,673	213,219,736
Expenses from financial intermediation (4)	(98,810,413)	(30,050,169)	-	412,038	(128,448,544)	607,296	5,490,039	(21,927,944)	(144,279,153)
Financial margin	70,934,712	7,277,091	318,644	3,414	78,533,861	(943,007)	2,531,000	(11,181,271)	68,940,583
Expected credit loss associated with credit risk	(33,123,621)	-	-	-	(33,123,621)	-	-	5,597,688	(27,525,933)
Gross income from financial intermediation	37,811,091	7,277,091	318,644	3,414	45,410,240	(943,007)	2,531,000	(5,583,583)	41,414,650
Other income from insurance, pension plans and capitalization bonds	-	11,520,350	-	27,238	11,547,588	-	-	(1,788,424)	9,759,164
Fee and commission income and income from banking fees	36,213,830	1,923,437	81,549	(68,529)	38,150,287	(6,170,251)	(2,325,142)	(1,318,407)	28,336,487
Personnel expenses	(23,027,137)	(2,451,779)	(34,214)	-	(25,513,130)	1,155,516	-	2,080,304	(22,277,310)
Other administrative expenses (5)	(21,498,490)	(2,119,793)	(37,087)	393,183	(23,262,187)	1,073,032	(276,322)	(488,585)	(22,954,062)
Tax expenses	(6,313,204)	(1,391,406)	(18,380)	-	(7,722,990)	848,030	-	-	(6,874,960)
Share of profit (loss) of associates and jointly controlled entities	121,511	243,403	843	-	365,757	1,164,800	-	1,028	1,531,585
IR/CSI and Other income/expenses	(13,425,161)	(5,945,008)	(164,642)	(355,306)	(19,890,117)	2,871,880	70,464	5,554,372	(11,393,401)
Net Income for the year ended on December 31, 2024	9,882,440	9,056,295	146,713	-	19,085,448	-	-	(1,543,295)	17,542,153
Total assets	1,811,529,557	451,777,909	2,712,775	(138,098,385)	2,127,921,856	(14,081,367)	(60,714,873)	16,358,746	2,069,484,362
Investments in associates and joint ventures	79,828,981	4,727,047	1,413	(79,218,884)	5,338,557	5,756,348	-	(65,893)	11,029,012
Total liabilities	1,607,412,734	416,694,321	33,384	(58,879,501)	1,965,260,938	(14,081,367)	(60,714,873)	10,077,172	1,900,541,870
(1)	Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, effective interest rates, business combinations and insurance contracts;
(4)	Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and
(5)	Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

F - 101

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2023 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	164,122,043	39,941,507	481,208	(670,653)	203,874,105	(2,864,178)	(4,249,260)	27,697,126	224,457,793
Expenses from financial intermediation (4)	(97,495,630)	(32,892,243)	(18)	685,410	(129,702,481)	552,467	6,914,030	(34,140,071)	(156,376,055)
Financial margin	66,626,413	7,049,264	481,190	14,757	74,171,624	(2,311,711)	2,664,770	(6,442,945)	68,081,738
Expected credit loss associated with credit risk	(37,110,675)	-	-	-	(37,110,675)	-	-	4,993,651	(32,117,024)
Gross income from financial intermediation	29,515,738	7,049,264	481,190	14,757	37,060,949	(2,311,711)	2,664,770	(1,449,294)	35,964,714
Other income from insurance, pension plans and capitalization bonds	-	9,800,620	-	32,469	9,833,089	-	-	(3,788,649)	6,044,440
Fee and commission income and income from banking fees	34,269,254	1,164,685	4,899	(33,100)	35,405,738	(5,340,755)	(1,879,319)	(1,228,901)	26,956,763
Personnel expenses	(21,256,640)	(2,651,786)	(30,957)	-	(23,939,383)	909,076	-	2,215,849	(20,814,458)
Other administrative expenses (5)	(20,866,134)	(2,065,805)	(15,531)	423,907	(22,523,563)	996,835	(618,004)	(166,772)	(22,311,504)
Tax expenses	(6,582,213)	(1,436,686)	(22,734)	-	(8,041,633)	697,784	-	0	(7,343,849)
Share of profit (loss) of associates and jointly controlled entities	151,414	421,723	-	-	573,137	1,527,554	-	990	2,101,681
IR/CSI and Other income/expenses	(9,198,676)	(3,468,750)	(141,073)	(438,033)	(13,246,532)	3,521,217	(167,447)	3,797,740	(6,095,022)
Net Income for the year ended on December 31, 2023	6,032,743	8,813,265	275,794	-	15,121,802	-	-	(619,037)	14,502,765
Total assets	1,661,529,233	409,370,722	3,277,809	(110,126,067)	1,964,051,697	(10,074,444)	(38,502,618)	12,048,614	1,927,523,249
Investments in associates and joint ventures	73,163,988	3,028,413	1,105	(72,298,485)	3,895,021	5,792,357	-	(70,538)	9,616,840
Total liabilities	1,468,271,968	370,561,631	68,561	(37,827,582)	1,801,074,578	(10,074,444)	(38,502,618)	8,011,609	1,760,509,125
(1)	Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to differences in accounting standards used in management reports and in the financial statements of the Company that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rates, business combinations and insurance contracts;
(4)	Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and
(5)	Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

F - 102

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	On December 31, 2022 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	151,198,428	36,250,128	400,777	(1,121,214)	186,728,119	(2,624,549)	(2,167,017)	23,976,721	205,913,274
Expenses from financial intermediation (4)	(81,330,918)	(29,163,334)	(22)	1,121,214	(109,373,060)	484,249	4,765,294	(26,678,396)	(130,801,913)
Financial margin	69,867,510	7,086,794	400,755	-	77,355,059	(2,140,300)	2,598,277	(2,701,675)	75,111,361
Expected credit loss associated with credit risk	(31,525,873)	-	-	-	(31,525,873)	43,142	-	7,715,896	(23,766,835)
Gross income from financial intermediation	38,341,637	7,086,794	400,755	-	45,829,186	(2,097,158)	2,598,277	5,014,221	51,344,526
Other income from insurance, pension plans and capitalization bonds	-	7,425,337	-	35,507	7,460,844	-	-	(2,570,784)	4,890,060
Fee and commission income and income from banking fees	33,802,362	1,701,005	7,274	(36,169)	35,474,472	(4,977,457)	(1,976,003)	(1,396,892)	27,124,120
Personnel expenses	(20,321,773)	(2,377,250)	(4,284)	-	(22,703,307)	763,928	-	2,050,327	(19,889,052)
Other administrative expenses (5)	(20,949,621)	(1,635,857)	(7,895)	530,420	(22,062,953)	1,035,520	(594,059)	(259,560)	(21,881,052)
Tax expenses	(6,880,656)	(1,188,335)	(18,530)	-	(8,087,521)	521,838	-	-	(7,565,683)
Share of profit (loss) of associates and jointly controlled entities	107,424	125,038	-	-	232,462	1,170,081	-	(46,617)	1,355,926
IR/CSI and Other income/expenses	(10,144,532)	(4,621,808)	(114,913)	(529,758)	(15,411,011)	3,583,248	(28,215)	(2,066,097)	(13,922,075)
Net Income for the year ended on December 31, 2022	13,954,841	6,514,924	262,407	-	20,732,172	-	-	724,598	21,456,770
Total assets	1,571,006,747	371,322,607	3,871,114	(115,953,851)	1,830,246,617	(10,617,211)	(40,304,939)	12,964,325	1,792,288,792
Investments in associates and joint ventures	68,419,475	2,950,880	1,191	(67,811,381)	3,560,165	5,481,876	-	(71,528)	8,970,513
Total liabilities	1,384,018,647	338,204,857	154,249	(48,142,468)	1,674,235,285	(10,617,211)	(40,304,939)	8,964,820	1,632,277,955
(1)	Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to differences in accounting standards used in management reports and in the Group's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate, business combination and insurance contracts;
(4)	Includes, in the Consolidated Financial Statements, the balances referring to “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) from operations in foreign currency”; and
(5)	Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (2) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB. The main adjustments to equity and statements of income respectively are: (i) expected losses of financial assets – R$(1,823) million (2023 – R$151 million) – R$(1,974) million (2023 – R$1,268 million); (ii) business models/effective interest rate/others – R$3,103 million (2023 – R$1,691 million) – R$8 million (2023 – R$(616) million); (iii) insurance contracts – R$1,835 million (2023 – R$(1,347) million) – R$(20) million (2023 – R$(1,746) million); and (iv) business combination - R$4,807 million (2023 – R$4,654 million) – R$153 million (2023 – R$223 million).

F - 103

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

39)   TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Assets
Securities and derivative financial instruments	-	-	569,106	597,902	-	-	569,106	597,902
Loans and other assets	9	13	2,850,123	3,535,976	168,778	188,985	3,018,910	3,724,974
Liabilities
Customer and financial institution resources	3,984,694	3,730,162	1,135,148	971,846	457,928	521,191	5,577,770	5,223,199
Securities and subordinated debt securities issued	22,980,518	19,045,768	-	-	711,521	1,324,020	23,692,039	20,369,788
Other liabilities (4)	2,873,187	2,298,873	13,384,216	13,392,843	1,527	1,801	16,258,930	15,693,517

	Year ended on December 31 - R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Revenue and expenses
Net interest income	(2,955,759)	(3,167,555)	116,185	(143,695)	(134,856)	(196,264)	(2,974,430)	(3,507,514)
Income from services provided	120	163	165,045	250,554	85	140	165,250	250,857
Other expenses net of other operating revenues	108,791	90,378	(2,599,747)	(2,204,598)	(18,356)	(26,865)	(2,509,312)	(2,141,085)
(1)	Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2)	Companies listed in Note 13;
(3)	Members of the Board of Directors and the Board of Executive Officers; and
(4)	Includes interest on equity.

F - 104

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

a)	Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•	The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company (Bradesco S.A. and other companies in the conglomerate).

For 2024, the maximum amount of R$618,177 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$605,000 thousand to cover supplementary pension plan defined contributions.

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

Short-term benefits for Management

	R$ thousands
	Year ended December 31
	2024	2023	2022
Salaries	611,936	647,189	747,558
Total	611,936	647,189	747,558

Post-employment benefits

	R$ thousands
	Year ended December 31
	2024	2023	2022
Defined contribution pension plans	547,789	613,100	554,872
Total	547,789	613,100	554,872

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b)	Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On December 31, 2024	On December 31, 2023
Common shares	0.32%	0.33%
Preferred shares	0.93%	0.83%
Total shares (1)	0.63%	0.58%
(1)	On December 31, 2024, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 1.62% of common shares, 0.96% of preferred shares and 1.29% of all shares (on December 31, 2023 – 1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares).

F - 105

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

40)	RISK MANAGEMENT

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

Scope of Risk Management

The Group considers risk management to be essential for the achievement of strategic objectives, to this end, the established procedures are based on best market practices and ongoing acculturation, in order to keep risks at acceptable levels.

The Group’s risk management structure aims to maximize the probability of achieving its strategic objectives, business sustainability, timeliness and effectiveness in resource allocation decisions, in addition to preparing the Group to face sudden changes in the economic, regulatory or technological scenario.

The scope of the Group's Corporate Risk Management Process includes the risks of the Economic-Financial Consolidation. The main risks monitored by the Group are: solvency, liquidity, credit, market, social and environmental, climate, model, operational, strategy, contagion, cybersecurity, compliance and reputational.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

The Risk Appetite Statement is reviewed on annual basis2, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

Appetite monitoring is carried out by monitoring the established indicators, through effective control processes, in which managers are informed about risk exposures and the respective use of current limits.Reporting is carried out through an alert system, which facilitates communication and highlights any exceptions that require adjustment measures, permeating all areas of the Group, supporting Senior Management in assessing whether the results are consistent with the risk appetite.

1 Includes the regulatory scope of the Prudential Conglomerate and other Consolidated companies.

2 The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

F - 106

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Among the governance forums related to the topic, the following stand out:

▪	The Board of Directors approves and reviews risk management strategies, policies and risk and capital management frameworks, including the appetite and exposure limits by type of risk, as well as the stress testing program, its results and the scenarios and assumptions applied;
▪	Risk Committee is responsible for assess the structure of the Company’s risk management and occasionally propose improvements and challenge the Group’s risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital;
▪	The Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance with the Organization's Codes of Ethical Conduct, corporate and sectoral, and the rules of conduct related to integrity, anti-corruption and competition issues, in order to ensure their efficiency and effectiveness;
▪	The Audit Committee reviews the integrity of the financial statements and recommends to the Executive Board correction or improvement of policies, practices and procedures identified within the scope of its attributions;
▪	Integrated Risk Management and Capital Allocation Committee – COGIRAC, which aims to advise the CEO in the performance of his duties related to the management and control of all risks and the Group’s capital.

The Corporate Risk and Control Management methodology is aligned with the main international risk management Frameworks, enabling proactive identification, measurement, mitigation, monitoring and reported of risks.

Given the complexity of the products and services offered and the nature of the Organization’s activities, it is necessary to establish a robust risk management structure. In this context, operations are conducted through the Three Lines Model, ensuring that everyone contributes to providing reasonable assurance that the specified objectives will be achieved:

F - 107

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

▪	First line, represented by businesses and support areas, responsible for identifying, responding to, reporting and managing inherent risks as part of daily activities, keep risks within acceptable levels;
▪	Second line, represented by oversight areas, responsible for establishing risk management policies and compliance procedures for development and/or monitoring of first line, as well as independent model validation;
▪	Third line, represented by Global Internal Audit Department, which is responsible for independently assessing the effectiveness of risk management and internal controls, including how the first and second lines achieve their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management.

Stress Test Program

The risk management structure has a stress testing program characterized by a set of processes and routines, which include methodologies, documentation and governance, whose main objective is to identify potential vulnerabilities of the institution. In order to comply with the stress testing program, prospective assessment exercises are carried out on the potential impacts of specific events and circumstances on the capital, liquidity and value of specific portfolios of the Organization. These include: sensitivity analyses, allowing the assessment of the impact resulting from variations in a specific relevant parameter; scenario analysis, allowing the assessment of the impact resulting from simultaneous variations in a set of relevant parameters; and reverse stress testing, identifying adverse events associated with predefined levels of income, capital or liquidity, including those that configure the institution's unviability.

In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed.

40.1.	Capital Management

The Group manages capital involving the control and business areas, following the guidelines of the Executive Board and the Board of Directors. Its governance structure is composed of Commissions and Committees, with the Board of Directors as the highest body.

The Group has a structure dedicated to complying with the determinations of the Central Bank of Brazil related to capital management. In addition, it provides Senior Management with analyses and projections on the availability and need for capital, identifying threats and opportunities that contribute to planning the sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company’s strategic goals to support the risks inherent to its activities.

F - 108

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Group adopts a three-year forward-looking approach when preparing its capital plan, anticipating its capital needs and establishing contingency procedures and actions for adverse scenarios. This considers possible changes in the regulatory, economic and business conditions in which it operates.

To manage sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group performs a periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer was prepared based on the market practices and is in line with the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group’s capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Group defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands
	Basel III
	On December 31, 2024	On December 31, 2023
	Prudential Conglomerate
Regulatory capital - values
Common equity	106,012,668	110,689,318
Level I	124,632,919	125,412,066
Reference Equity - RE	149,109,173	149,969,145
Risk-weighted assets (RWA) - amounts
Total RWA	1,008,667,813	947,737,574
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	10.5%	11.7%
Tier I Capital	12.4%	13.2%
Basel Ratio	14.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%

F - 109

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Calculation basis - Basel Ratio	R$ thousands
	Basel III
	On December 31, 2024	On December 31, 2023
	Prudential Conglomerate
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	2.51%	3.68%
Leverage Ratio (AR)
Total exposure	1,860,789,433	1,714,042,678
AR	6.7%	7.3%
Short Term Liquidity Indicator (LCR)
Total High Quality Liquid Assets (HQLA)	184,606,844	248,691,252
Total net cash outflow	130,795,356	129,797,562
LCR	141.1%	191.6%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	991,711,546	934,324,784
Stable resources required (RSF)	818,326,687	737,181,037
NSFR	121.2%	126.7%
(1)	Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2.	Credit risk

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

F - 110

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

In the context of risk management, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

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

F - 111

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

In its turn, the Executive Credit Committees was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may be deliberated jointly with the CEO.

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

F - 112

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approvals that reach the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

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

F - 113

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The Group's credit risk is controlled and monitored by an independent Credit Risk area.

This area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others.

In addition, monitors any internal or external event that may cause a significant impact on the Company’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

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

F - 114

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

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
•	Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
•	Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
•	Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

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

F - 115

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

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands
	On December 31, 2024		On December 31, 2023
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 5)	146,614,670	-	151,053,972	-
Financial assets at fair value through profit or loss (Note 6)	371,883,348	-	387,598,377	-
Debt instruments at fair value through other comprehensive income (Note 8) (1)	156,292,584	(14,306)	212,849,606	(136,884)
Loans and advances to financial institutions (Note 10)	196,421,127	(187,829)	205,103,649	(990)
Loans and advances to customers (Note 11)	720,239,586	(47,857,481)	629,686,699	(50,184,880)
Securities at amortized cost (Note 9)	273,148,967	(6,157,000)	180,352,343	(5,145,266)
Other assets (Note 16)	81,195,242	-	56,958,860	-
Other financial instruments with credit risk exposure
Loan Commitments (Note 11 and 24)	342,660,453	(2,447,791)	299,728,458	(2,274,316)
Financial guarantees (Note 11 and 24)	119,229,609	(1,257,645)	105,816,558	(1,202,614)
Total risk exposure	2,407,685,586	(57,922,052)	2,229,148,522	(58,944,950)
(1)	Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands
	On December 31, 2024	On December 31, 2023
Largest borrower	0.7%	1.1%
10 largest borrowers	4.4%	5.0%
20 largest borrowers	7.0%	7.7%
50 largest borrowers	10.9%	11.4%
100 largest borrowers	14.0%	14.4%

F - 116

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands
	On December 31, 2024%		On December 31, 2023%
Public sector	6,853,540	1.0	5,756,517	0.9
Private sector	713,386,046	99.0	623,930,182	99.1
Total	720,239,586	100.0	629,686,699	100.0
Companies	316,936,343	44.0	269,421,350	42.8
Real estate and construction activities	23,610,490	3.3	21,251,317	3.4
Retail	37,709,778	5.2	37,908,281	6.0
Services	79,995,896	11.1	59,998,219	9.5
Transportation and concession	28,680,534	4.0	28,194,418	4.5
Automotive	7,553,422	1.0	6,735,346	1.1
Food products	13,677,857	1.9	11,341,529	1.8
Wholesale	20,378,978	2.8	16,342,183	2.6
Production and distribution of electricity	8,633,777	1.2	8,063,510	1.3
Oil, derivatives and aggregate activities	6,918,329	1.0	5,035,237	0.8
Other industries	89,777,282	12.5	74,551,310	11.8
Individuals	403,303,243	56.0	360,265,349	57.2

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

F - 117

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2024		On December 31, 2023
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	316,936,343	177,693,556	269,421,350	141,547,243
Stage 1	284,237,991	167,357,458	230,134,580	131,107,974
Stage 2	6,946,383	5,014,721	12,538,317	4,806,138
Stage 3	25,751,969	5,321,377	26,748,453	5,633,131

Individuals	403,303,243	278,052,177	360,265,349	239,695,044
Stage 1	347,118,719	248,932,254	298,686,536	210,647,223
Stage 2	21,911,700	18,284,746	22,711,786	19,838,577
Stage 3	34,272,824	10,835,177	38,867,027	9,209,244
Total	720,239,586	455,745,733	629,686,699	381,242,287
(1)	Of the total balance of loan operations, R$429,358,197 thousand (December 31, 2023 – R$389,063,079 thousand) refers to operations without guarantees.

40.3.	Market risk

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

F - 118

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

F - 119

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

F - 120

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Financial Instrument Pricing

The Mark-to-Market Commission (CMM) is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

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

Control and Follow-Up

Market risk is controlled and monitored by an independent area which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

F - 121

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

F - 122

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

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury area, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco’s Treasury area must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

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

Standardized and “Continuous Use” Derivatives

Company’s Treasury area may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

F - 123

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands
	On December 31, 2024		On December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Fixed rates	124,477,896	10,549,194	74,840,828	56,337,018
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	2,438,885	2,010,863	14,938,784	10,822,907
Exchange coupon	668,191	-	1,195,092	963,862
Foreign Currency	14,134,242	13,689,527	6,263,810	6,391,302
Equities	10,344,471	9,979,524	7,549,052	5,926,077
Sovereign/Eurobonds and Treasuries	21,988,976	19,627,310	8,664,699	7,497,824
Other	2,839,750	235,287	1,735,873	400,706
Total	176,892,411	56,091,705	115,188,138	88,339,696

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$16,174 thousand as of December 31, 2024, with the options risk factor classified in the “Others” group as the largest share of the Portfolio’s risk.

Risk factors	R$ thousands
	On December 31, 2024	On December 31, 2023
Fixed rates	1,395	3,010
IGPM/IPCA	5,403	7,671
Exchange coupon	181	311
Foreign Currency	4,580	2,507
Sovereign/Eurobonds and Treasuries	2,829	2,003
Equities	4,112	3,283
Other	7,155	2,340
Correlation/diversification effect	(9,480)	(13,657)
VaR at the end of the year	16,175	7,468

Average VaR in the year	19,908	14,916
Minimum VaR in the year	7,723	4,982
Maximum VaR in the year	44,197	45,150

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon3 (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

3 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

F - 124

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Risk factors	R$ thousands
	On December 31, 2024		On December 31, 2023
	VaR	Stressed	VaR	Stressed
Interest rate	20,444	23,846	22,441	79,660
Exchange rate	24,497	21,405	12,780	7,654
Commodity price (Commodities)	995	2,247	1,188	1,385
Equities	23,212	30,064	6,334	4,904
Correlation/diversification effect	(19,896)	(28,643)	12,569	(8,333)
VaR at the end of the year	49,252	48,919	55,312	85,270

Average VaR in the year	67,082	98,963	66,143	121,567
Minimum VaR in the year	32,264	33,126	26,739	54,047
Maximum VaR in the year	124,674	272,495	156,329	287,868

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

The daily results corresponding to the last 250 business days, exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and three times in the effective view, in December/24. In September/2024, the daily results corresponding to the last 250 business days exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and three times in the effective view.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as “Bad luck or the markets moved in a way not predicted by the model”, that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

F - 125

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

	R$ thousands
	On December 31, 2024	On December 31, 2023
At the end of the year	124,714	148,016
Average in the year	238,134	191,400
Minimum in the year	98,257	94,289
Maximum in the year	473,851	318,578

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

F - 126

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousands
		Trading Portfolio (1)
		On December 31, 2024			On December 31, 2023
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(69)	(24,757)	(50,192)	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(110)	(9,118)	(16,071)	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(5)	(670)	(1,330)	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	(2,401)	(60,037)	(120,073)	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	(1,971)	(49,268)	(98,536)	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(26)	(6,451)	(13,634)	128	8,831	15,365
Other	Exposure not classified in other definitions	(61)	(1,515)	(3,029)	(94)	(2,341)	(4,683)
Total excluding correlation of risk factors		(4,643)	(151,816)	(302,865)	(1,175)	(74,656)	(153,697)
(1)	Values net of taxes; and
(2)	As a reference for the shocks applied to the 1-year vertex, the values were approximately 372 bps and 722 bps (scenarios 2 and 3 respectively) on December 31, 2024 (on December 31, 2023 - the values were approximately 245 bps and 480 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands
		Trading and Banking Portfolios (1)
		On December 31, 2024			On December 31, 2023
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(10,217)	(4,085,285)	(7,975,990)	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(12,890)	(2,209,541)	(3,908,207)	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,834)	(262,983)	(507,774)	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	(5,335)	(133,384)	(266,768)	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(32,045)	(801,129)	(1,602,258)	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	2,296	272,371	525,099	(1,172)	(117,366)	(229,078)
Other	Exposure not classified in other definitions	(45)	(1,115)	(2,230)	(41)	(1,016)	(2,031)
Total excluding correlation of risk factors		(60,070)	(7,221,066)	(13,738,128)	(70,416)	(4,564,728)	(8,986,872)
(1)	Values net of taxes; and
(2)	As a reference for the shocks applied to the 1-year vertex, the values were approximately 372 bps and 726 bps (scenarios 2 and 3 respectively) on December 31, 2024 (on December 31, 2023 - the values were approximately 269 bps and 548 bps in scenarios 2 and 3 respectively).

F - 127

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

40.4.	Liquidity risk

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

F - 128

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between areas and between the different layers of internal governance is done through internal reports, committees and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

•	Daily distribution of liquidity control instruments;
•	Automatic intraday update of liquidity reports for the proper management of the Treasury area;
•	Preparation of reports with past and future movements, based on scenarios;
•	Daily verification of compliance with the minimum liquidity level;
•	Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
•	Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities and insurance contracts

The table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2024	Total on December 31, 2023

Deposits from banks	274,059,402	22,271,753	31,701,223	21,241,778	4,668,656	353,942,812	320,410,105
Deposits from customers	184,837,848	26,857,814	126,101,388	278,857,091	654,308	617,308,449	632,337,290
Securities issued	12,251,131	16,384,554	87,267,005	129,547,726	8,685,869	254,136,285	237,331,491

F - 129

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2024	Total on December 31, 2023

Subordinated debts	1,060,496	56,223	11,534,718	5,334,537	88,174,917	106,160,891	84,376,010
Insurance contracts liabilities	704,460,151	11,863,822	8,062,275	28,494,532	99,472,391	852,353,171	704,038,858
Other financial liabilities (1)	55,467,694	30,321,306	7,868,921	5,665,985	1,762,105	101,086,011	82,619,532
Total liabilities on December 31, 2024	1,232,136,722	107,755,472	272,535,530	469,141,649	203,418,246	2,284,987,619
Total liabilities on December 31, 2023	1,011,337,350	97,354,025	184,649,748	547,162,896	220,609,267		2,061,113,286
(1)	Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

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

F - 130

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2024	Total on December 31, 2023

Differential of swaps payable	267,039	242,327	364,726	2,772,920	12,186,142	15,833,154	3,101,273
Non-deliverable forwards	1,366,512	345,147	1,026,248	277,615	-	3,015,522	3,987,714
Purchased	232,414	8,670	12,368	1,757	-	255,209	1,109,371
Sold	1,134,098	336,477	1,013,880	275,858	-	2,760,313	2,878,343
Premiums of options	643,110	59,827	225,039	725,126	3,552	1,656,654	2,236,620
Other	974,804	338,934	957,565	232,697	-	2,504,000	1,413,851
Total of derivative liabilities on December 31, 2024	3,251,465	986,235	2,573,578	4,008,358	12,189,694	23,009,330
Total of derivative liabilities on December 31, 2023	5,506,835	862,607	1,745,089	1,434,610	1,190,317		10,739,458

F - 131

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities and insurance contract liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current			Non-current			Total on December 31, 2024	Total on December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	146,614,670	-	-	-	-	-	146,614,670	151,053,972
Financial assets at fair value through profit or loss	354,133,871	2,649,353	1,620,041	7,732,404	5,747,679	-	371,883,348	387,598,377
Debt instruments at fair value through other comprehensive income	35,826,103	17,697,059	7,431,699	37,659,332	57,678,391	-	156,292,584	212,849,606
Loans and advances to customers, net of impairment	103,734,116	144,751,405	95,308,987	245,881,589	82,706,008	-	672,382,105	579,501,819
Loans and advances to financial institutions, net of impairment	178,508,047	10,711,208	2,390,034	4,624,009	-	-	196,233,298	205,102,659
Securities, net of provision for expected losses	26,624,590	17,296,633	16,122,409	148,260,712	58,687,623	-	266,991,967	175,207,077
Other financial assets (1)	65,193,895	4,498,966	1,691,252	7,551,498	2,259,631	-	81,195,242	56,958,860
Total financial assets on December 31, 2024	910,635,292	197,604,624	124,564,422	451,709,544	207,079,332	-	1,891,593,214
Total financial assets on December 31, 2023	829,873,144	177,115,114	119,754,483	446,666,021	194,863,608	-		1,768,272,370

Liabilities
Deposits from financial institutions	288,327,975	34,522,663	18,795,160	19,429,536	742,976	-	361,818,310	323,422,783
Deposits from customers (2)	213,815,777	54,767,505	92,123,905	283,423,348	207,928	-	644,338,463	621,934,680
Securities issued	13,379,511	46,150,077	76,015,135	114,001,784	8,430,837	-	257,977,344	244,966,258
Subordinated debts	1,052,551	388,396	10,316,004	3,953,583	23,128,142	18,620,251	57,458,927	50,337,854
Other financial liabilities (3)	55,467,694	30,321,306	7,868,921	5,665,985	1,762,105	-	101,086,011	82,619,532
Financial liabilities at fair value through profit or loss	1,893,402	2,752,811	1,626,958	6,510,353	3,457,087	-	16,240,611	15,542,220
Other financial instruments with credit risk exposure							-
Loan Commitments	-	-	-	2,447,791	-	-	2,447,791	2,274,316
Financial guarantees	142,661	-	-	1,114,984	-	-	1,257,645	1,202,614
Liabilities of insurance contracts (2)	311,308,769	11,677,891	7,699,325	22,976,197	25,130,638	-	378,792,820	344,792,222
Total financial liabilities on December 31, 2024	885,388,340	180,580,649	214,445,408	459,523,561	62,859,713	18,620,251	1,821,417,922
Total financial liabilities on December 31, 2023	549,101,588	133,303,860	154,358,801	625,925,479	209,680,003	14,722,748		1,687,092,479
(1)	Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;
(2)	Demand and savings deposits and insurance contract liabilities, represented by “VGBL” and “PGBL” products, are classified within a period of 1 to 30 days, without considering the historical average turnover; and
(3)	Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

F - 132

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current	Non-current	Total on December 31, 2024	Total on December 31, 2023
Assets
Total financial assets	1,232,804,338	658,788,876	1,891,593,214	1,768,272,370
Non-current assets held for sale	3,494,950	-	3,494,950	1,328,530
Investments in associated companies	-	11,029,012	11,029,012	9,616,840
Property and equipment	-	10,220,444	10,220,444	11,118,009
Intangible assets and goodwill	-	23,749,208	23,749,208	22,107,146
Current income and other tax assets	4,409,951	7,354,225	11,764,176	12,964,018
Deferred income tax assets	38,356,264	63,452,279	101,808,543	92,518,924
Other assets	13,008,520	2,816,295	15,824,815	9,597,412
Total non-financial assets	59,269,685	118,621,463	177,891,148	159,250,879
Total assets on December 31, 2024	1,292,074,023	777,410,339	2,069,484,362
Total assets on December 31, 2023	1,153,654,161	773,869,088		1,927,523,249

Liabilities
Total financial liabilities	1,280,414,397	541,003,525	1,821,417,922	1,687,092,479
Other provisions	4,013,979	16,019,795	20,033,774	22,337,844
Current income tax liabilities	2,043,616	-	2,043,616	1,546,656
Deferred income tax liabilities	-	1,664,666	1,664,666	1,607,527
Other liabilities	53,062,657	2,319,235	55,381,892	47,924,619
Total non-financial liabilities	59,120,252	20,003,696	79,123,948	73,416,646
Total shareholders’ equity	-	168,942,492	168,942,492	167,014,124
Total shareholders’ equity and liabilities on December 31, 2024	1,339,534,649	729,949,713	2,069,484,362
Total shareholders’ equity and liabilities on December 31, 2023	1,137,312,761	790,210,488		1,927,523,249

40.5.	Fair value of financial assets and liabilities

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

F - 133

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•	Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 3% and 20%.

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

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousands
	On December 31, 2024
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	308,064,812	41,731,862	2,251,689	352,048,363
Brazilian government bonds	263,224,363	-	-	263,224,363
Corporate debt and marketable equity securities	30,626,530	8,759,461	2,251,689	41,637,680
Bank debt securities	4,010,896	32,972,401	-	36,983,297
Mutual funds	9,368,468	-	-	9,368,468
Foreign government securities	468,521	-	-	468,521
Brazilian government bonds issued abroad	366,034	-	-	366,034
Derivatives	(2,537,088)	6,551,467	(420,005)	3,594,374
Derivative financial instruments (assets)	3,199,679	16,497,753	137,553	19,834,985
Derivative financial instruments (liabilities)	(5,736,767)	(9,946,286)	(557,558)	(16,240,611)
Debt instruments at fair value through other comprehensive income	152,116,761	3,061,706	1,114,117	156,292,584
Brazilian government bonds	123,817,265	-	11,750	123,829,015
Corporate debt securities	1,467,682	182,142	-	1,649,824
Bank debt securities	1,115,295	2,879,564	17,438	4,012,297
Brazilian government bonds issued abroad	8,960,333	-	-	8,960,333
Foreign government securities	8,324,658	-	-	8,324,658
Mutual funds	4,951,794	-	-	4,951,794
Marketable equity securities and other stocks	3,479,734	-	1,084,929	4,564,663
Total	457,644,485	51,345,035	2,945,801	511,935,321

F - 134

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2023
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	315,355,048	56,028,649	801,331	372,185,028
Brazilian government bonds	277,460,786	5,125,479	1	282,586,266
Corporate debt and marketable equity securities	25,063,901	10,392,525	801,330	36,257,756
Bank debt securities	3,334,171	40,510,645	-	43,844,816
Mutual funds	9,323,075	-	-	9,323,075
Foreign government securities	118,948	-	-	118,948
Brazilian government bonds issued abroad	54,167	-	-	54,167
Derivatives	(1,840,440)	2,087,979	(376,410)	(128,871)
Derivative financial instruments (assets)	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Debt instruments at fair value through other comprehensive income	206,067,520	5,218,058	1,564,028	212,849,606
Brazilian government bonds	183,192,342	-	16,606	183,208,948
Corporate debt securities	1,138,187	231,779	-	1,369,966
Bank debt securities	1,087,286	4,986,279	307,793	6,381,358
Brazilian government bonds issued abroad	6,670,043	-	-	6,670,043
Foreign government securities	7,404,755	-	-	7,404,755
Mutual funds	2,282,963	-	-	2,282,963
Marketable equity securities and other stocks	4,291,944	-	1,239,629	5,531,573
Total	519,582,128	63,334,686	1,988,949	584,905,763

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

F - 135

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total

On December 31, 2022	700,473	1,419,682	109,856	(644,689)	1,585,322
Included in profit or loss	117,985	26,923	-	-	144,908
Included in other comprehensive income	-	197,493	-	-	197,493
Acquisitions	36,456	-	43,130	-	79,586
Write-offs	(53,583)	(80,070)	-	115,293	(18,360)
Transfers (to)/from other levels (1)	-	-	-	-	-
On December 31, 2023	801,331	1,564,028	152,986	(529,396)	1,988,949
Included in profit or loss	(196,056)	(138,588)	-	-	(334,644)
Included in other comprehensive income	-	-	-	-	-
Acquisitions	1,690,098	9,342	-	(28,162)	1,671,278
Write-offs	(43,684)	(56,600)	(15,433)	-	(115,717)
Transfer between categories	-	(248,782)	-	-	(248,782)
Transfers (to)/from other levels (1)	-	(15,283)	-	-	(15,283)
On December 31, 2024	2,251,689	1,114,117	137,553	(557,558)	2,945,801
(1)	These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

	R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	12,312	26,923	39,235
Net trading gains/(losses) realized and unrealized	105,673	197,493	303,166
Total on December 31, 2023	117,985	224,416	342,401

Interest and similar income	37,698	30,616	68,314
Net trading gains/(losses) realized and unrealized	(233,754)	(169,204)	(402,958)
Total on December 31, 2024	(196,056)	(138,588)	(334,644)

F - 136

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands
	On December 31, 2024
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(1)	(326)	(624)
Price indexes	-	-	-	-	-	-
Exchange coupon	-	-	-	(1)	(189)	(371)
Foreign currency	-	-	-	94	2,354	4,708
Equities	4,632	115,811	231,622	10,672	266,793	533,585

	R$ thousands
	On December 31, 2023
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(3)	(622)	(1,181)
Price indexes	-	-	-	(106)	(13,739)	(25,648)
Exchange coupon	-	-	-	(2)	(308)	(603)
Foreign currency	-	-	-	106	2,656	5,312
Equities	3,966	99,152	198,303	6,695	167,386	334,772
(1)	Values net of taxes.

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

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousands
	On December 31, 2024
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	196,235,524	-	196,235,524	196,233,298
· Customers	-	-	727,760,109	727,760,109	720,239,586
Securities at amortized cost	151,449,296	98,794,868	10,067,466	260,311,630	273,148,967

Financial liabilities
Deposits from banks	-	-	374,212,384	374,212,384	361,818,310
Deposits from customers	-	-	644,856,874	644,856,874	644,338,463
Securities issued	-	-	259,054,688	259,054,688	257,977,344
Subordinated debt	-	-	58,990,729	58,990,729	57,458,927

F - 137

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

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

F - 138

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

F - 139

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

40.6.	Insurance/Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company’s expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company’s estimates.

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

Uncertainties over estimated future claim payments

Claims are due as they occur, and the Group must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the cash flows arising from assets in relation to the present value of the cash flows arising from liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company’s future commitments to its insured persons.

In managements view, the actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and with the characteristics of the Company’s product portfolio.

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

F - 140

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

F - 141

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

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Superintendent of Actuary and Statistics. The Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

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

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities:

F - 142

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Insurance liabilities	R$ thousands
	On December 31
	2024			2023
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Life	23,171,925	36,481	23,135,444	22,346,065	24,661	22,321,404
Pension plans	335,365,123	-	335,365,123	304,335,063	-	304,335,063
Non-Life	3,603,721	49,327	3,554,394	3,201,521	10,221	3,191,300
Health (Health and Dental)	16,651,962	-	16,651,962	14,909,509	-	14,909,509

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Group's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

•	Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Group. The test evaluated the impact of an increase in the risk-free interest rate curve;
•	Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
•	Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
•	Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Group received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the impact on the Company's results and equity in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor:

On December 31, 2024 - R$ thousand
Interest Rate - Variation of +5% (*)	Results in the insurance liabilities (**)
Pension Plans	(266,988)
(*)	To better reflect the interest rate risk, the projected profitability of balances was sensitized and the bottom-up rate, used to discount flows, was not sensitized.
On December 31, 2024 - R$ thousand
Conversion into Income - variation of + 5%	Results in the insurance liabilities (**)
Pension Plans	(51,127)

On December 31, 2024 - R$ thousand
Longevity (Improvement) - Variation of +0,2%	Results in the insurance liabilities (**)
Pension Plans	(185,666)
(**)	Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

F - 143

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Group's income and shareholders' equity if there was an variation in the loss ratio:

Sensitivity - Variation of 1%	R$ thousands
	Gross of reinsurance		Net of reinsurance
	On December 31, 2024	On December 31, 2023	On December 31, 2024	On December 31, 2023
Non-Life	(56,151)	(54,511)	(55,887)	(54,324)
Life	(38,389)	(34,000)	(38,185)	(33,811)
Health (Health and Dental)	(226,001)	(200,709)	(226,001)	(200,709)

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

Credit risk

Credit risk consists of the possible occur of losses in value of financial assets and reinsurance assets, because of noncompliance, by the counterparty, of its financial obligations according to agreed terms the Company and its subsidiaries, as well as the devaluation of contracts, resulting from the deterioration in the counterparty's risk classification.

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

F - 144

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

F - 145

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Operational risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic decisions and image of the Group.

Operational risk management

The Group approaches operational risk management as a process of continuous improvement, aiming to monitor the dynamic evolution of the business and minimize the existence of gaps that could compromise the quality of this management.

The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following responsibilities:

•	Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;
•	Development of the Operational Loss Database (DOLD) for reporting operational losses and corrective actions;
•	Training and dissemination of the internal control culture;
•	Ensure compliance with the Group's operational risk management and business continuity policies;

F - 146

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•	Ensure the effectiveness of the Group's operational risk and business continuity management process;
•	Approve and review definitions and criteria, mathematical and statistical modeling and calculations relating to the amount of capital allocation;
•	Evaluate and submit for validation by the Executive Risk Management Committee, with reporting to specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews carried out annually; and
•	Ensure compliance with ethical standards.

Within this scenario, the Group has mechanisms for evaluating its Internal Controls system to provide reasonable security regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-observance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

40.7.	Operational risk

 Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Group, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Group.

Operational Risk Management Process

Operational risk management is carried out in a corporate manner and involves several areas with specific responsibilities to ensure an efficient structure, which allows the risks to be adequately assessed and supports managers and Senior Management in decision-making.

The process comprises steps such as identification, assessment and continuous monitoring of operational risks inherent to the Group's activities, including new products, services and partners, aiming to adapt them to legislation and procedures and controls, as well as the regulatory environment, the result of which and its main aspects are periodically reported to Senior Management and the regulator.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Group.

F - 147

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

41)	SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and Banco Bradesco S.A. is responsible for the financial management of the FIEs funds.

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

F - 148

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Risk factors	On December 31
	2024	2023
Nominal discount rate	3.50% - 10.94% p.a.	3.50% - 10.09% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.50% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.50% p.a.
Initial rate of growth of medical costs	7.23% - 7.64% p.a.	7.54% - 7.64% p.a.
Inflation rate	3.50% p.a.	3.50% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	R$ thousands
	Retirement Benefits		Other post-employment benefits
	Year ended on December 31		Year ended on December 31
	2024	2023	2024	2023
(i) Projected benefit obligations:
At the beginning of the year	2,794,954	2,740,903	857,347	800,535
Cost of current service	1,179	284	-	-
Interest cost	249,162	252,694	78,223	75,344
Participant’s contribution	465	473	-	-
Actuarial gain/(loss) (1)	(218,019)	69,201	(65,504)	28,890
Transfers	(278)	16,460	-	-
Past service cost - plan changes	-	(3,814)	-	-
Early elimination of obligations	(1,284)	(12,647)	-	-
Benefit paid	(269,280)	(268,600)	(50,341)	(47,422)
At the end of the year	2,556,899	2,794,954	819,725	857,347

(ii) Plan assets at fair value:
At the beginning of the year	2,402,006	2,467,755	-	-
Expected earnings	214,092	227,227	-	-
Actuarial gain/(loss) (1)	(125,943)	(56,554)	-	-
Contributions received:			-	-
- Employer	195,343	31,526	-	-
- Employees	465	473	-	-
Transfers	(134)	16,460	-	-
Early elimination of obligations	-	(16,460)	-	-
Benefit paid	(269,281)	(268,421)	-	-
At the end of the year	2,416,548	2,402,006	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	57,939	60,861	-	-
Interest on the irrecoverable surplus	5,471	5,644	-	-
Change in irrecoverable surplus (1)	(1,200)	(8,566)	-	-
At the end of the year	62,210	57,939	-	-

(iv) Financed position:
Deficit plans (2)	202,561	450,887	819,725	857,347
Net balance	202,561	450,887	819,725	857,347
(1)	In the year ended December 31, 2024, the remeasurement effects recognized in Other Comprehensive Income, totaled R$87,297 thousand, (R$80,361 thousand in 2023), net of tax effects; and
(2)	Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

F - 149

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ - thousand
	Year ended on December 31
	2024	2023
Projected benefit obligations:
Cost of service	977	241
Cost of interest on actuarial obligations	327,252	327,894
Expected earnings from the assets of the plan	(214,085)	(227,217)
Interest on irrecoverable surplus	5,469	5,642
Net cost/(benefit) of the pension plans	119,613	106,560

As of December 31, 2024, the maturity profile of the present value of the obligations of the defined benefit plans for the next years:

	R$ thousands
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	8.04	9.89
2025	269,765	60,069
2026	274,300	62,716
2027	278,241	66,421
2028	281,622	70,101
2029	284,459	74,179
After 2030	1,438,390	432,287

In 2025, contributions to defined-benefit plans are expected to total R$32,997 thousand.

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan
	2024	2023	2024	2023	2024	2023
Asset categories
Equities	-	-	4.9%	6.6%	-	-
Fixed income	95.2%	93.2%	90.5%	87.5%	100.0%	100.0%
Real estate	3.8%	4.9%	2.3%	2.1%	-	-
Other	1.0%	1.9%	2.3%	3.8%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

F - 150

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.23% – 10.94% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	11.57% - 11.94%	Increase of 1 p.p.	reduction	(244,821)
Discount rate	9.57% - 9.94%	Decrease of 1 p.p.	increase	281,522
Medical Inflation	8.23% - 8.64%	Increase of 1 p.p.	increase	69,786
Medical Inflation	6.23% - 6.64%	Decrease of 1 p.p.	reduction	(60,384)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total contributions made, in the year ended December 31, 2024, were R$1,007,631 thousand (R$1,219,739 thousand in 2023).

42)	OTHER INFORMATION

a)	On November 16, 2022, Law No. 14,467 was enacted, establishing new rules for the deductibility of credit losses arising from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, which will take effect from January 1, 2025, with the main rule being the application of factors for deducting defaulted transactions (transactions overdue for more than ninety days).

With the publication of Law No. 15,078 on December 27, 2024, losses on January 1, 2025, related to credits that are in default on December 31, 2024, and that have not been deducted up to that date (inventory), may only be excluded in determining the real profit and the CSLL calculation basis at the rate of one eighty-fourth or one hundred and twentieth, for each month of the assessment period, starting in January 2026. This Law vetoed the exclusion of losses in 2025 in an amount greater than the real profit for the year. Losses not deducted in this period will be treated in the same way as the inventory on January 1, 2025.

b)	On January 16, 2025, Complementary Law No. 214 was published, resulting from the conversion of PLP No. 68/2024. This law is part of the regulation of Constitutional Amendment No. 132, which establishes the Consumption Tax Reform. It institutes the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS) and the Selective Tax (IS), marking an important step in the Consumption Tax Reform. The Bank is monitoring this issue and evaluating the effects that will be produced by this and future regulations still under consideration in the National Congress.

c)	On February 05, 2024, it was communicated to the market that the Company and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Cielo") informing of their decision to proceed with the conversion of the Cielo publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares, in accordance with the applicable legislation and the Cielo bylaws ("Tender Offer").

F - 151

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

On July 5, 2024, the CVM approved the registration of the unified public offer for the acquisition of common shares issued by the Cielo to convert its registration as a publicly held company from category “A” to “B” and delist from the Tender Offer.

On July 10, 2024, the Notice and Valuation Report for the public offer were made available by the Cielo, whose auction was held on August 14, 2024, at 3 pm. The purpose of the OPA was 902,247,285 common shares issued by the Cielo, at a cash price of R$5.60 per share, subject to price adjustments based on the CDI provided for in the Notice.

On August 14, 2024, the public offering auction of Cielo shares was held to convert its registration as a publicly held company from category “A” to “B” with the CVM and delist from the Novo Mercado segment of B3 S.A., with which the Offerors acquired 736,857,044 common shares issued by Cielo, representing 27.1% of its share capital. The shares were acquired at the unit price of R$5.82, totaling R$4,288,508 thousand. The Auction was settled on August 16, 2024.

On August 16, 2024, Cielo S.A. reported that it received a notice from Quixaba Empreendimentos e Participações Ltda., BB Elo Cartões Participações S.A., Elo Participações Ltda., Alelo Instituição de Pagamento S.A. and Livelo S.A. (“Bidders”), in which they reported that they jointly became holders of 2,583,914,571 common shares issued by the Cielo, equivalent to 95.1% of its share capital, as a result of acquisitions of shares made in compliance with the obligation to extend the possibility of sale to the remaining shareholders who did not sell shares held by them within the scope of the auction of the unified public offering for the acquisition of common shares issued by the Cielo launched by the Bidders (“OPA”) during the period of 3 (three) months following the date of its completion. As a result of these acquisitions, shares issued by the Cielo representing less than 5% of the share capital remain in circulation.

On September 26, 2024, Cielo reported that the mandatory redemption of all common shares remaining in circulation was approved at the Cielo's general shareholders' meeting held on that date, pursuant to item 9.1.1 of the Tender Offer notice and the provisions of art. 4, §5, of Law No. 6,404/76 (“Mandatory Redemption”). The operation did not generate relevant effects on the result.

d)	On August 8, 2024, Bradesco, through its direct subsidiary Bradesco Holding de Investimentos S.A. (“BHI”), entered into an Investment Agreement with John Deere Brasil S.A. (“John Deere Brasil”), a wholly owned subsidiary of Deere & Company (USA), a global leader in the supply of agricultural, construction and forestry equipment. Through this agreement, we will hold a 50% stake in Banco John Deere S.A. (“Transaction”). This strategic partnership is expected to further strengthen our position in the agribusiness and construction sectors, expanding the offer of financing and financial services to customers and dealers in the acquisition of equipment, parts and services from the John Deere group. The consummation of the Transaction is subject to the fulfillment of certain customary conditions precedent and will not have a material impact on Bradesco’s capitalization ratio. On February 10, 2025, after fulfilling the conditions precedent, legal and regulatory, the acquisition was completed.

F - 152

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Bradesco S.A.

Opinions on the consolidated financial statements and internal control over financial reporting

We have audited the accompanying consolidated statements of financial position of Banco Bradesco S.A. and subsidiaries (the “Bank”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

F - 153

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

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes 2d viii, 4, 8d, 9c, 10, 11, 38 and 40.2 to the consolidated financial statements, the Bank has R$ 57,922,052 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2024.The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to the initial recognition or are credit impaired (stage 2 and 3, respectively), and a 12-month ECL for all other contracts (stage 1). The Bank calculates ECL either on a collective basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a collective basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses models to estimate the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as to identify relevant macroeconomic variables and estimate the impact of projections of those macroeconomic variables. The Bank forecasts multiple economic scenarios for these macroeconomic variables and to them.

We identified the assessment of the allowance for ECL as a critical audit matter. Complex auditor judgment was required to evaluate the ECL estimate as it involved significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity of the assumptions. These uncertainties included: (i) the overall ECL methodology, inclusive of the models used to estimate the PDs weights each scenario according to the probability assigned, EADs and LGDs and the segmentation of contracts by shared credit risk characteristics; (ii) the projections for the macroeconomic variables in the future economic scenarios and the respective weighting of each scenario according to the probability assigned to them; (iii) the definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); and, (iv) for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ECL process. This included controls related to: (i) the overall design of the ECL methodology, including the Bank´s definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); (ii) the design of the models used to estimate PD, EAD, LGD, including the determination of the basis for segregation of contracts by shared credit risk characteristics within these models, and the models used to identify the relevant macroeconomic variables and estimate their quantitative impact; (iii) the independent validation of models and definition of probability of each scenario used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis.

We involved professionals with specialized skills and knowledge in credit risk, who assisted in: (i) evaluating the overall ECL methodology for compliance with IFRS as issued by IASB; (ii) assessing the conceptual soundness of the models and modelling techniques, including those used to derive the PDs, EADs and LGDs and to identify the relevant macroeconomic variables and estimate their quantitative impact, by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the Bank's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices; (iv) checking the accuracy of the Bank’s estimates of PDs, EADs and LGDs using the Bank’s historical data and defined methodologies; (v) evaluating the basis for the segregation of contracts by shared credit risk characteristics used in the estimation of PD, EAD, LGD by observing historical correlations; (vi) evaluating the reasonableness of the macroeconomic variables considered in the future scenarios by regression analysis of the historical correlation of these variables and credit risk and (vii) reperformance of the quantitative assessment applying the percentage impact of each scenario that were independently validated.

F - 154

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

Evaluation of the measurement of provisions and the disclosure of contingent liabilities tax and civil

As discussed in notes 2k, 4 and 22, to the consolidated financial statements, the Bank is a defendant in tax and civil lawsuits for which it has provisions of R$ 7,457,160 thousand and R$ 7,827,251 thousand, respectively.

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

We obtained and read letters received directly from the Bank’s external legal counsel for certain tax lawsuits, and the documentation prepared by the internal legal counsel for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question in order to evaluate the provisions and disclosures made in relation to these matters. We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank’s position and the supporting documentation.

Assessment of the recoverability of deferred tax assets

As discussed in notes 2p, 4 and 37c to the consolidated financial statements the Bank has R$ 107,198,986 thousand of deferred tax assets as of December 31, 2024. The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilized. The Bank’s estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

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

F - 155

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits. We involved professionals with specialized skills and knowledge in corporate finance, who assisted in assessing the assumptions, including the growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank’s estimate of future taxable profits. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2024 made in the prior year with actual taxable profits in 2024.

Measurement of certain liabilities from insurance contracts issued under the general measurement and the variable fee approach model

As disclosed in Notes 2l, 4 and 21 to the consolidated financial statements, the Bank has R$ 359,997,742 thousand of insurance liabilities measured under the general measurement model (GMM/BA) and the variable fee approach (VFA) as of December 31, 2024. These insurance liabilities are measured as the sum of the fulfillment cash flows and, when applicable, the contractual service margin. The fulfillment cash flows comprise an estimate of the expected cash flows that will arise within the boundaries of the insurance contract, including for the payment of claims and benefits, adjusted for the time value of money and an explicit risk adjustment related to the non-financial risk. Insurance liabilities are the output of a complex set of models. The estimation of the fulfillment cash flows are determined using models and actuarial methodologies which requires assumptions including those related to income conversion rates for annuity contracts, longevity, loss ratios, discount rates and the non-financial risk adjustments.

We identified the evaluation of the measurement of insurance liabilities measured under the general measurement model (GMM/BA) and the variable fee approach (VFA) as a critical audit matter. Complex auditor judgment was required to evaluate the measurement of these insurance liabilities as they involve significant measurement uncertainties as a result of the complexity of the models and actuarial methodologies, specifically those used to determine income conversion rates for annuity contracts, longevity, loss ratios, discount rates and the non-financial risk adjustments. Minor changes in these assumptions could result in significant changes in the measurement of these insurance liabilities. In addition, the audit effort associated with the evaluation of the measurement of these insurance liabilities required the involvement of professionals with specialized skills and knowledge of actuarial science.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of insurance liabilities measured under the general measurement model (GMM/BA) and the variable fee approach (VFA). This included controls related to the development and approval of the models and methodologies for determining discount rates, non-financial risk adjustments, income conversion rates for annuity contracts, longevity and loss ratios. We involved professionals with specialized skills and knowledge of actuarial science who assisted in: (i) evaluating the overall methodology for the measurements of insurance contracts liabilities for compliance with IFRS as issued by IASB; (ii) assessing the conceptual soundness of the models and modelling techniques, including those assumptions used to determine income conversion rates for annuity contracts, longevity, loss ratios, and the non-financial risk adjustments, by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) testing the reasonableness of the assumptions related to the non-financial risk adjustments and loss ratios by using independently developed models and the Bank’s historic data to estimate these assumptions and comparing them to the Bank’s assumptions; (iv) checking the accuracy of the Bank’s models to estimate discount rates, longevity and income conversion rates; and (v) evaluating the reasonableness of the assumptions regarding discount rates, longevity and income conversion rates by comparing them to the applicable industry and regulatory practices.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Bank’s auditor since 2011.

São Paulo, Brazil

March 31, 2025

F - 156