Form 20-F
period 2025-12-31
BANK BRADESCO
filed 2026-03-25
CIK 1160330

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,2025

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

Telephone: +55 11 98281-7008

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025:

5,296,370,781	Common Shares, without par value
5,280,641,247	Preferred Shares, without par value

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

2 – Form 20-F 2025 | Bradesco

3 – Form 20-F 2025 | Bradesco

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Bradesco”, “Company”, “Bank”, “Bradesco Group”, “we”, “Group”, “our” and “us” refer to Banco Bradesco S.A. and, unless otherwise indicated, we are referring to its consolidated subsidiaries.

All references herein to “real”, “reais” or “R$” refer to the Brazilian Real, the official currency of Brazil. References herein to “U.S. dollars”, “dollar”, “USD” or “US$” refer to United States dollars, the official currency of the United States of America (USA).

Our audited consolidated statement of financial position as of December 31, 2025 and 2024, as well as the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes, are included under “Item 18. Financial Statements” of this annual report, were prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

The information presented in this annual report is accurate only with respect to the date it relates to or the date of issue of this report, as applicable. Since then, our activities, financial and equity situation, operational income and prospects may have changed.

In addition, some data related to economic sectors presented in this annual report was obtained from the following sources: B3 S.A. – Brazilian Exchange & OTC; Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or (ABECS); Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or (ABEL); Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or (ANBIMA); Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or (ANS); (Banco Central do Brasil, or the “Central Bank of Brazil” or BCB); Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or (BNDES); National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or (FENAPREVI); Fundação Getulio Vargas (FGV); Private Insurance Superintendence (Superintendência de Seguros Privados), or (SUSEP); and National Private Insurance Council (Conselho Nacional de Seguros Privados), or (CNSP).

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

References to “common share ADSs” in this annual report are related to our common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to an Amended and Restated Deposit Agreement dated as of December 11, 2015, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the “Common Share ADS Deposit Agreement” and, together with the Preferred Share ADS Deposit Agreement, the “Deposit Agreements”).

References throughout this annual report to “ADSs” are to our preferred share ADSs and common share ADSs, together.

4 – Form 20-F 2025 | Bradesco

References throughout this annual report to “ADRs” are to our preferred share ADRs and common share ADRs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended ( “Exchange Act”). These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, many significant factors that could cause our financial condition and operating results to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•     Instability in Brazilian macroeconomic conditions, together with the related political, economic and business uncertainties;

•     Global political conditions and geopolitical instability, in particular the countries where we operate, including geopolitical tensions, hostilities and conflicts;

•     Global economic conditions, including increased tariffs, trade restrictions and the imposition (or threat) of sanctions and other conditions affecting cross-border trade and economic indicators;

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

•     Changes in laws and regulations, including by the Central Bank, applicable to us and our activities, and including, among others, those affecting tax matters and reserve requirements;

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

•     The fair value of securities, particularly of Brazilian government securities;

5 – Form 20-F 2025 | Bradesco

•     Environmental damage, climate change and socio-economic issues, including increasingly severe weather events, the imposition of new or more stringent legislation;

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

•     Other risk factors exposed in “Item 3.D. Risk Factors”.

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

6 – Form 20-F 2025 | Bradesco

Our business, operating results, financial conditions or investments made in our shares and ADSs may be harmed if any of these risks materialize. Moreover, the risks described below are not the only ones we face. Other risks and uncertainties not yet known on the date of this report, or which are considered immaterial today, may also affect us negatively.

Summary of risks relating to Brazil

•	The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.
•	The inflation can affect our revenues and our ability to access foreign financial markets.
•	Changes in the base interest rate (SELIC) by the Central Bank of Brazil may materially and/or adversely affect our margins and operating results.
•	The low growth rate of the Brazilian economy may adversely affect us.
•	Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.
•	Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.
•	Changes in taxes and other fiscal assessments may adversely affect us.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.
•	Currency exchange rate variations may have an adverse effect on the Brazilian economy and on our results and our financial condition.
•	Changes in international interest rates could adversely impact global economic or market conditions and, consequently, affect our activities and results.
•	Geopolitical conflicts and trade disputes may generate widespread uncertainties, significantly impacting business relationships, investor risk appetite and the price of certain assets, especially commodities, generating instabilities that can affect our activities and, consequently, our results.

Summary of risks relating to us and the Brazilian banking industry

•	Our trading activities and derivative transactions, as well as our investments in financial assets measured at fair value, can be volatile and result in significant financial losses, adversely impacting our operating results.
•	We may experience increases in the level of past due loans made to our clients, as our portfolio of loans and advances becomes more seasoned.
•	We may incur losses associated with counterparty risk exposure.
•	We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.
•	We may incur losses due to impairment of goodwill from acquired businesses.
•	A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position.
•	Adverse conditions in the global credit and capital markets, as well as the value and/or perception of the value of Brazilian government securities, may adversely affect our ability to access funding in a cost-effective and/or timely manner.
•	Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.
7 – Form 20-F 2025 | Bradesco

•	Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.
•	Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims and underwriting and reserving assumptions and the related insurance liabilities may have an adverse effect on us.
•	We are responsible for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.
•	A failure in, or breach of, our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our businesses and cause losses.
•	The loss of members of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us.
•	Financial institutions, like us, may be subject to legal proceedings arising due to certain actions by third parties related to corruption, money laundering and terrorism financing (ML/TF).
•	Third parties may use us for criminal activities without our knowledge, which could expose us to additional liability and could have a material adverse effect on us.
•	We may suffer losses due to employee misconduct.
•	The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.
•	We are subject to regulation on an individual and a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	The Brazilian Constitution previously established a ceiling on loan interest rates. If the Brazilian government enacts new legislation with similar effects in the future, our operating results may be adversely affected.
•	Any substantial increase or decrease in the interest rate ceiling could have a material effect on our financial condition, our operating results or on the prospects of financial institutions based in Brazil, including us.
•	We may incur penalties in case of non-compliance with data protection laws.
•	We remain subject to residual risks of losses relating to inflation-adjustment claims (“expurgos inflacionários”) associated with savings accounts in Brazil. Although the STF upheld the constitutionality of the Bresser, Verão, Collor I and Collor II economic plans, we are still exposed to expected costs and expenses arising from adhesions to the court-approved collective settlement and from remaining ongoing lawsuits.
•	As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and operating results may be adversely affected.
•	The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.
•	Potential need to provide financial support for related entities, either due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
8 – Form 20-F 2025 | Bradesco

•	We provide financings for projects carried out by clients which may result in negative socio-environmental impacts which, in turn, could negatively affect our operating results and reputation.
•	Climate change may have adverse effects on our business.
•	Damage to our reputation could harm our business and outlook.
•	We may make non-optimal business decisions due to flawed/deficient models, or inappropriate use of those models.

Summary of risks relating to our risk management and other risks

•	Our risk management structure may not be fully effective.
•	A majority of our common shares are held, directly and indirectly, by one shareholder. Our Board of Directors is composed of 11 members, of whom four are independent members. As a result, the non-independent members may have interests that conflict with the interests of our other investors.

Summary of risks relating to our shares, preferred share ADSs and common share ADSs

•	The Deposit Agreements governing the ADSs provide that holders of the ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to establish voting instructions; and there are practical limitations we may give such holders on any ability to vote.
•	Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.
•	The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.
•	If we do not pay dividends to holders of our common shares and preferred shares, no dividends will be paid to holders of ADSs.
•	As an ADS holder you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions.
•	It may be difficult to bring civil liability causes against us or our directors and executive officers outside of Brazil.
•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.
•	The payments on the ADSs may be subject to U.S. withholding under the Foreign Account Tax Compliance Act (“FATCA”).
•	You may be unable to exercise preemptive rights relating to our shares.
•	If you exchange your ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.
•	Relevant local insolvency laws may not be as favorable to you as bankruptcy laws in the jurisdictions with which you are familiar.
9 – Form 20-F 2025 | Bradesco

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

Abrupt changes in monetary or fiscal policies may generate uncertainties about economic policy, leading to a deterioration in expectations, increasing volatility and negatively impacting the prices of domestic assets. Accordingly, economic policies and signals that are consistent and transparent tend to keep macroeconomic volatility at low levels. In any case, we have no control over and cannot predict the measures and policies that may be adopted in, the future.

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

3.D.10.01-02 Inflation can affect our revenues and our ability to access foreign financial markets.

Inflation and governmental measures to combat inflation may have significant negative effects on the Brazilian economy and contribute to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

Current economic policy in Brazil is premised on a monetary regime under the supervision of the Central Bank of Brazil to ensure that the effective rate of inflation stays in line with a predetermined and previously announced target. According to the Extended National Consumer Price Index (IPCA), in 2025, the inflation rate reached 4.26%, above the center of the target of 3.00%, but within the tolerance range of 1.50%. In previous years, inflation rates were also above the target limit, reaching 4.83% in 2024, compared to the 3.00% target, and 4.62% in 2023 compared to the 3.25% target.

Inflation and government measures to combat inflation may continue to have significant negative effects on the Brazilian economy, including greater volatility in the Brazilian securities market. Moreover, measures to control inflation often led to maintaining a restrictive monetary policy, with high interest rates (on this respect, see item “3.D.10.01-03. Changes in the base interest rate by the Central Bank of Brazil can substantially and/or negatively affect our margins and the operating results”), thereby restricting credit availability and limiting economic growth. On the other hand, the absence of a consistent and responsible monetary policy may trigger increases in the rate of inflation and thus negatively affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our clients to offset the effects of inflation on our cost structure, which may adversely affect us and our operating results.

10 – Form 20-F 2025 | Bradesco

Unanchored inflation expectations, combined with resilience in economic activity and labor market pressures have led the Central Bank of Brazil to extend the monetary tightening cycle, which began in September 2024, throughout 2025. On June 18, 2025, the SELIC rate was raised to 15% which remained in the same level until the end of the year and was decreased to 14.75% on March 18, 2026.

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

As a result of inflationary pressures and the macroeconomic instability observed in recent years, the Brazilian government has historically adopted monetary policies that have resulted in Brazil’s interest rates being among the highest in the world. The Monetary Policy Committee (COPOM) of the Central Bank of Brazil sets the base interest rates generally available to the Brazilian banking system (SELIC), based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. During recent years, interest rates have shown an upward trend. As of December 31, 2023, the SELIC rate was 11.75%, increasing to 12.25% in 2024 and to 15.00% in 2025, being reduced to 14.75% at the COPOM meeting held on March 18, 2026, where it remains as of the date of this annual report.

We have no control over the base interest rates established by the COPOM of the Central Bank of Brazil or the frequency with which they are adjusted. Increases in the SELIC rate may have an adverse effect on us by reducing the demand for our credit and increasing our funding costs, financial expenses related to existing debt and the risk of default by clients. Reductions in the SELIC rate may also have an adverse effect on us by reducing the interest income we earn on our interest-earning assets thus reducing our revenues and margins.

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

Brazil recovered consistently from the economic recession of 2020. After suffering the serious effects of the COVID-19 pandemic, the Brazilian economy showed a strong expansion in 2022, 2023, 2024 and 2025 with an average growth of 3.0% per annum. However, the lagged effects of the monetary tightening initiated in 2024, combined with the reduction in fiscal stimulus, started to negatively impact the pace of domestic economic growth in the second half of 2025 and may continue to adversely affect economic activity in 2026.

Any intensification of the economic crisis in Brazil and uncertainty about whether the Brazilian government is prepared and willing to implement changes to policies or regulations to address economic challenges may affect us adversely. Accordingly, the risks of new recessionary cycles can adversely impact our result of operations and revenues.

11 – Form 20-F 2025 | Bradesco

3.D.10.01-05 Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees, by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Given the increasing globalization of the capital markets, crises in the U.S., European Union and other countries may also diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares and ADSs.

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

The Brazilian government has frequently implemented tax reforms, which are applicable to us and our clients. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that, once implemented, these reforms will not have an adverse effect upon our business.

In 2027, our business and that of our clients will be impacted by the “Consumption Tax Reform,” which introduces a broad restructuring of value-added taxes levied on the provision of services and the sale of goods. However, the specific impacts of this reform are still being assessed. This reform, resulting from Constitutional Amendment No. 132/23 which instituted the Tax Reform on Consumption, was enacted, having as main milestone the replacement of five current taxes (PIS, COFINS, ICMS, ISS and IPI) by a Value Added Tax (VAT), divided into two (VAT-Dual): (i) the Contribution on Goods and Services (Contribuição sobre Bens e Serviços) (“CBS”), directed to the federal government; and (ii the Tax on Goods and Services (Imposto sobre Bens e Serviços) (“IBS”), directed to states, municipalities and the Federal District.

The CBS and IBS already have partial regulation under Complementary Law No. 214/2025 and Complementary Law No. 227/26, which respectively (i) establish the specific regime applicable to financial services, including transition rules aimed to preserving, for a given period, the tax burden on financial intermediation (including the “loan spread”); and (ii) established the tax rates for financial services, which will progressively increase from 10.85% in 2027 to 12.50% in 2033. The same law provides for a reduction of 2% for financial services subject to the ISS (Imposto sobre Serviço), and this reduction is progressively eliminated by 2033.

Despite this definition, several points that are crucial to determine the impacts of the tax reform on our business are still pending to be regulated – for example, there is no definition of the IBS/CBS tax rate applicable to the general regime, which covers much of our services.

12 – Form 20-F 2025 | Bradesco

Another prospective change arises from Complementary Law No. 224/25, which increased the Social Contribution on Net Income (CSLL) rates applicable to the financial sector, with effectiveness as of April 1, 2026, subsequent to the filing of this Form 20-F. As a result, an increase in the CSLL burden is expected in segments of the Group other than banking activities (for example, capitalization and payments businesses), which remains to be confirmed in practice and may reduce margins and influence product pricing, given the higher tax burden applicable to Group entities.

We cannot assure that the Brazilian government will refrain from implementing new tax reforms or changes to applicable laws and regulations, nor that it will maintain or renew incentives on terms favorable to us. Any such changes that increase, directly or indirectly, our Group’s tax burden could place pressure on our margins and adversely affect our business and operating results.

In addition, certain sector-specific taxes remain subject to potential legislative and regulatory changes, which may require adjustments to our pricing, product offerings, and capital policies. Furthermore, tax authorities or courts may interpret tax regulations differently from us, which could result in tax disputes, associated costs, and penalties.

For more information about current tax rates and known effects, including tax changes already in force that may affect our activities and results, see “4.B.80 Taxes on our main transactions” and “Item 10. Additional Information – 10.E. Taxation.”

3.D.10.01-08 Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

The outbreak of communicable diseases on a global scale may affect investment decisions and may result in sporadic volatility in the international and/or Brazilian markets. Adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the closure of private establishments and public offices, interruptions to the supply chain, reduction of consumption in general by the population and volatility in the price of raw materials and other inputs.

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

We cannot guarantee that other regional and/or global outbreaks of communicable diseases will not occur, and if they do occur, we cannot assure that we will be able to prevent a negative impact on our business and financial income, which will depend, among other factors, on the geographical distribution of the disease, the duration of the outbreak and the extent and the general economic effects of the Government's response.

13 – Form 20-F 2025 | Bradesco

3.D.10.02 External Environment

3.D.10.02-01 Currency exchange rate variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. Oscillations in the value of the real continue to have a material impact on business in Brazil.

Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with debt indexed to and/or denominated in foreign currency.

In 2024, a global strengthening of the U.S. dollar, along with growing concerns about the sustainability of Brazilian public accounts resulted in a significant depreciation of the real, with the U.S. dollar/real exchange rate ending 2024 at R$/US$6.19, representing a devaluation of the real against the U.S. dollar of approximately 27.9%. In 2025, the real partially recovered reaching R$5.50 per U.S. dollar by the end of that year, representing an appreciation of the real in relation to the U.S. dollar of approximately 11.16%. Given the prospect of a continuing weakness of the U.S. dollar against other currencies in 2026, due to uncertainties about U.S. economic policy and high public debt in the U.S., we believe that the real/U.S. dollar exchange rate may appreciate throughout 2026.

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

Major central banks around the world started a process of normalizing monetary conditions in 2024, which was interrupted by them in 2025. The European Central Bank reduced the base interest rate from 4.0% in 2024 to 2.0% in June 2025. On the other hand, the Federal Reserve (Fed – U.S. Central Bank) reduced the Fed Funds rate from the range between 5.25% and 5.50% in 2024 to 3.5% and 3.75% in December 2025, while the Bank of England cut the base interest rate from 5.25% to 3.75% in the same period. Following a period of steady deceleration, inflation in these regions became highly volatile, making it challenging to reach targets. Furthermore, uncertainties stemming from global geopolitical and commercial conflicts pose a risk of reigniting inflationary pressures, which may prompt central banks in developed economies to halt their cycle of interest rate cuts.

14 – Form 20-F 2025 | Bradesco

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

3.D.10.02-03 Geopolitical conflicts and trade disputes may generate widespread uncertainties, significantly impacting business relationships, investor risk appetite and the price of certain assets, especially commodities, generating instabilities that can affect our activities and, consequently, our results.

Geopolitical conflicts and trade disputes may generate widespread uncertainties, significantly impacting business relationships, investor risk appetite, the price of certain assets, especially commodities, and, consequently, our activities and our results of operations. This scenario could trigger an increase in inflation globally, with an impact on interest rate policies adopted by central banks, and a greater aversion to risk and currencies of emerging countries, with potential effects on international liquidity and global economic growth. Any consequences resulting from these events may have adverse effects on the political, economic and business environment in Brazil, which could impact the perception and confidence of stakeholders in the Brazilian economy, which in turn could have a negative effect on our operations. As of the date of this annual report, there are several outbreaks of geopolitical instability globally (most notably in Russia and Ukraine; Israel and Hamas; Iran; and Greenland). These tensions have led to increased volatility of financial assets.

United States trade policy has also been a significant source of global economic uncertainty. During the administration of U.S. President Donald Trump, the United States imposed a series of tariffs on imports from various countries, including China, members of the European Union, Canada, Mexico and Brazil, covering a wide range of products such as steel, aluminum, agricultural products and manufactured items. Many of the affected countries have taken retaliatory measures, imposing tariffs on U.S. exports, which in turn contributed to increased volatility in global trade flows, disruption in supply chains, and increased uncertainty in commodity and exchange markets. Although some of these measures were subsequently modified, suspended or replaced, the precedent of unilateral imposition of tariffs and retaliatory trade actions raises the risk of sudden changes in global trade policy, which could adversely affect cross-border investment flows, commodity prices and the demand for financial services in the markets in which we operate.

Separately, the U.S. Trade Representative (“USTR”) announced a 50% tariff on certain Brazilian exports, alleging that Brazil had exerted undue pressure on U.S. technology companies, including requiring the censorship of political speech, the disclosure of user data and changes to content-moderation policies under threat of legal and regulatory penalties. According to the USTR, the tariff decision resulted from hearings and consultations with stakeholders in the U.S. digital sector and was presented as a response to alleged violations by Brazil of trade and human rights commitments. Subsequent negotiations between representatives of the two governments resulted in a list of exemptions that excluded several Brazilian export products—such as coffee, meat, orange juice and iron ore—from the additional tariff initially imposed by the USTR. We cannot assure that new tariffs, export controls, sanctions, restrictions on technologies or services, or other trade measures will not be adopted, expanded or reinstated in the future. The increase in tariffs and the possibility of new trade restrictions may slow global trade and economic activity, cause disruptions in supply chains, and contribute to greater volatility and uncertainty in the markets.

In addition, geopolitical tensions in Latin America have intensified, particularly with regard to Venezuela and Cuba. More recently, in early January 2026, Venezuelan President Nicolas Maduro and his wife were detained by U.S. authorities as part of a U.S. military operation and were later transported to the United States to face federal criminal prosecution related to drug trafficking charges. The circumstances surrounding these developments have increased uncertainty about political stability, diplomatic relations and economic conditions in Venezuela and the region in general.

The outcome of these conflicts remains uncertain, as well as their effects on the global or Brazilian economy, inflation levels and global credit and capital markets, which may in turn affect our business, our financial situation and our operating results.

Bilateral relations between Brazil and the United States constitute an additional source of geopolitical and regulatory uncertainty, with the potential to affect market access, risk perception and asset prices in Brazil.

In the second half of 2025, the United States government imposed sanctions on a Justice of the STF, as well as on other individuals, under the Global Magnitsky Human Rights Accountability Act (“Magnitsky Act”), alleging human rights violations. This measure contributed to heightened diplomatic tensions between Brazil and the United States, introducing greater uncertainty and potential regulatory scrutiny for Brazilian entities that operate in or maintain relationships with U.S. markets. On December 12, 2025, the Office of Foreign Assets Control removed Justice Alexandre de Moraes and his wife, and companies related to them from the Magnitsky sanctions program, thereby lifting all sanctions previously applicable to them.

15 – Form 20-F 2025 | Bradesco

Geopolitical events and political developments, such as those arising from trade tensions resulting from U.S. tariff and trade policies and the counter-tariffs imposed by other countries and other active clashes in the Middle East, as well as the recent political and economic tensions between the United States and Brazil among other geopolitical events, can further intensify international tensions and cause new disruptions in global trade, industrial supply chains and transport systems, in addition to increasing market price volatility, which can adversely affect our business, our financial condition and our operating results.

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

3.D.20.01-01 Our trading activities and derivative transactions, as well as our investments in financial assets measured at fair value, can be volatile and result in significant financial losses, adversely impacting our operating results.

We are engaged in the trading of securities, and we buy debt and equity securities mainly to resell them and generate profits in the short-term, with differences in price. The fair value of these investments may decrease significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2025, investments classified as “fair value through profit or loss” and as “fair value through other comprehensive income” represented 29.5% of our assets and realized and unrealized gains and losses originating from these investments have had, and may continue to have, a significant impact on our operating results.

The Brazilian capital markets are subject to the macroeconomic risks mentioned in item “3.D.10 Macroeconomic risks”. The materialization of these risks can result in an abrupt reduction of liquidity in the secondary market, which can hinder the timely or efficient sale of these assets, increasing potential losses and adversely impacting our financial position.

16 – Form 20-F 2025 | Bradesco

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risks from clients’ operations. Such instruments are also subject to fluctuations in value and may expose us to significant financial loss in the future. Gains and losses arising from our investment securities and derivative instruments may, prospectively, cease to contribute to net revenue, contribute at significantly reduced levels, or fail to provide any contribution.

These factors, alone or jointly, may adversely affect our operating results and our financial condition.

3.D.20.02 Credit risk

Credit risk represents the possible losses resulting from a borrower or counterparty’s non-compliance with its financial obligations under an agreement, as well as the decrease in fair value of a loan agreement due to the deterioration in the borrower’s credit rating, the reduction in gains or remuneration, benefits granted during renegotiation, recovery costs and other amounts related to the non-compliance with the counterparty’s financial obligations. In addition, it includes Country/Transfer Risk, represented by the possibility of losses related to non-compliance with obligations by a counterparty or to a mitigating instrument located outside the country, including sovereign risk and the possibility of losses due to currency conversion of amounts received outside the country and associated with the operation subject to credit risk. Counterparty credit risk represents the possibility of loss due to non-compliance by a given counterparty with settlement obligations related to transactions involving the trading of financial assets or derivative financial instruments. Concentration risk represents the possibility of losses due to significant exposure to a counterparty, risk factor, product, economic sector or geographic region.

3.D.20.02-01 We may experience increases in the level of past due loans made to our clients, as our portfolio of loans and advances becomes more seasoned.

Our portfolio of loans and advances to customers experienced an increase in the year ended December 31, 2025. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

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

17 – Form 20-F 2025 | Bradesco

3.D.20.02-03 We may face significant challenges in gaining possession of, and realizing value from, collateral with respect to loans in default.

If we are unable to recover balances owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the borrower. Depending on the nature of the collateral, the enforcement of its transfer is carried out either through judicial proceedings or by extrajudicial methods. However, even where the enforcement mechanism is duly established by law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will, in certain cases, rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and operating results.

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

The latest update regarding Brazil’s sovereign risk ratings made by global rating agencies are: (i) Moody’s maintained Brazil’s sovereign rating to Ba1 with a stable outlook, according to the latest report published on May 30, 2025; (ii) Fitch maintained the rating at BB, with a stable outlook, as per the report published on June 25, 2025; and (iii) S&P Global maintained its rating at BB with a stable outlook , as per a report published on June 5, 2025.

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

18 – Form 20-F 2025 | Bradesco

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

As of December 31, 2025, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$111.4 billion. Compulsory deposit requirements have been used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect our financial condition and the operating results.

19 – Form 20-F 2025 | Bradesco

3.D.20.03-03 Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may again in the future lead to market-wide liquidity issues. The economy plays a central role in market dynamics and, by extension, the banking industry. Certain domestic and international macroeconomic issues that may affect the default rates and liquidity of institutions. For example, the market is closely monitoring the actions of Donald Trump’s administration. This comes as economic data suggests resilient inflation and stable interest rates in the United States. In addition, statements by the president about the occupation of foreign territories add new uncertainties to the geopolitical scenario. Europe is signaling the beginning of an interest rate-cutting cycle, despite a backdrop of economic slowdown and political instability continuing to dominate key countries in the region. In Brazil, the deterioration of expectations across the main macroeconomic metrics and an ongoing fiscal crisis remain central concerns. The situation is aggravated as the Brazilian government is shifting its focus to 2026 elections, further decreasing the likelihood of fiscal austerity measures and leaving room for actions that further strain public accounts. Any of these factors or a combination of them or any other impacts resulting from the factors described above or other related unforeseen developments, may have a material adverse effect on our liquidity.

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

The income from our insurance operations depends significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and insurance liabilities and to price our insurance products. We seek to manage the insured risks, within our limits of responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion of pensions income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang and or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity and pandemics such as COVID-19, which may have a systemic effect on the business (particularly health products), or related and economic effects (other insurance products), among others. Therefore, we cannot precisely determine the amounts that we will ultimately pay to settle these insurance liabilities, when these payments will need to be made, or whether the assets supporting our insurance liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur in the short term, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and the operating results.

20 – Form 20-F 2025 | Bradesco

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

Our ability to execute our strategy and maintain our competitive position is highly dependent on the continuity, qualification, and engagement of our senior management and key professionals. Loss of key members of our leadership or difficulty in attracting, developing, and retaining strategic talent can adversely impact our operational performance, financial income, and competitive position.

Talent attraction and retention is one of the key pillars supporting our results, which is focused on client satisfaction and sustainable performance. Simultaneously, we face the challenge of providing a new experience for employees regarding traditional work models and organizational culture, who value environments offering equal opportunities and who wish to build their careers in dynamic and cooperative workplaces, encouraging diversity and meritocracy, and are up to date with new work models.

21 – Form 20-F 2025 | Bradesco

We also depend on specialized technical skills, as well as professionals with critical knowledge of business and customer relationships, making people management and succession planning relevant issues in our assessment of operational risks. These risks are further heightened by growing competition for talent, especially from startups and fintechs, as well as a scarcity of highly specialized professionals such as data scientists, designers, and product managers. Accordingly, the loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us.

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

We are subject to Brazilian anti-corruption, anti-money laundering, and terrorism financing (“AML/TF”) legislation, as well as equivalent standards and legislation in countries where we maintain branches, subsidiaries and/or operations, as well as regulatory regimes with transnational scope. These laws require us to adopt integrity procedures to mitigate the risk of: (i) any person acting on our behalf offering an improper advantage to a public agent in order to obtain benefits of any kind; and (ii) officers, employees or third parties inappropriately use financial systems for AML/TF related acts.

Legislation with transnational reach, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian anti-corruption legislation, impose the obligation to maintain policies and procedures aimed at the prevention of illegal or improper activities related to AML/TF and the corruption of governmental entities and officers in order to guarantee any commercial advantage, and require the maintenance of accurate books and records and the implementation of internal control systems that ensure the integrity of information and the mitigation of such illicit practices. Despite our ongoing efforts to ensure compliance, it is not possible to ensure that such measures are fully effective in preventing or detecting all illegal or improper activities.

If our policies and procedures aimed at preventing AML/TF, bribery and other corrupt practices are not sufficient to prevent voluntary or inadvertent actions of our executive officers, employees or third parties representing corruption, the competent regulatory authorities have the power and authority to impose fines and other penalties.

Involvement in these actions, a risk inherent to the activities of financial institutions, can generate negative publicity for our Group, and any unfavorable decision in administrative or judicial processes can negatively impact our financial situation, our operating results and the market value of our shares and ADS. In addition, the mere perception or claim, even if unfounded, that we, our employees, affiliates or third parties associated with us have performed improper conduct, may cause significant damage to reputation and other adverse effects.

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

22 – Form 20-F 2025 | Bradesco

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

3.D.20.06-03 We may suffer losses due to executive and employee misconduct.

Our business is exposed to risk from potential non-compliance with our policies, including our Code of Ethical Conduct, and behaviors related to misconduct by managers, employees, interns and apprentices, such as fraud, negligence or non-financial misconduct, which could result in regulatory sanctions and/or reputational or financial harm. It is not always possible to prevent misconduct by managers, employees, interns and apprentices, despite all actions incorporating culture in employee onboarding that we perform or precautions we take to prevent and detect this activity. Misconduct by managers, employees, interns and apprentices can have a material adverse effect on our business, financial condition, operating results, prospects and reputation.

23 – Form 20-F 2025 | Bradesco

3.D.20.06-04 The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new rules may negatively affect our operations and revenues.

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

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing rules can be changed, their form of execution or interpretation may change, and new laws and regulations may be adopted. Such changes can negatively affect our operations and revenues.

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

24 – Form 20-F 2025 | Bradesco

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

On May 29, 2003, Constitutional Amendment No. 40/03 (EC 40/03) was promulgated and revoked all sub-items and paragraphs of Article 192 of the Brazilian Constitution, in particular paragraph 3 of Article 192, which specifically addressed this issue. The understanding that this ceiling was not yet in effect was confirmed in a binding precedent (Súmula Vinculante) No. 7, a final decision issued in 2008 by the STF, in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts have been made to regulate the limitation on loan interest rates, particularly bank loan interest rates, but none of them were implemented or confirmed by the Congress and/or confirmed by the Brazilian courts.

Most of our revenues, expenses, assets, and liabilities are directly linked to interest rates. Therefore, the imposition of a limitation or cap on loan interest rates could significantly and adversely affect our operating results and financial condition, our loan portfolios, our funding cost, and our loan operation revenues. However, there is no evidence of imminent approval of the bills under way by Congress.

On October 15, 2025, the Superior Court of Justice (“STJ”), the highest court in Brazil, set a precedent regarding the application of the SELIC Rate to non-contractual civil obligations. The STJ reaffirmed its understanding and established a binding thesis, under the rite of repetitive resources (Theme 1,368), that article 406 of the Civil Code – even before the amendment stemming from Law No. 14,905/24 – should be interpreted in the sense that the SELIC is the applicable rate for calculating interest in arrears in respect of civil debts.

In addition, on July 1, 2024, Law No. 14,905/24, of June 28, 2024 (“Law No. 14,905/24”) was published, which modified several key provisions of the Civil Code and provided that, in case there is no interest index agreed between the parties or provided for in a specific law, the following will apply: (i) monetary adjustment (inflation indexation) will be applied considering the variation of the IPCA index, calculated and published by the Brazilian Institute of Geography and Statistics (“IBGE”), or the index that replaces it, as applicable; and (ii) legal interest calculated using SELIC rate minus the index considered for monetary adjustment (i.e. SELIC - IPCA), provided that CMN Resolution No. 5,171, of August 29, 2024, is observed regarding the methodology for calculating the legal interest rate and how it is applied. If the calculation in item “(ii)” is negative, no interest will be applied.

Following the enactment of Law No. 14,905/24, the STJ revisited the discussion about the SELIC rate. In October 2024, the STJ issued a ruling recognizing that the specific questions raised by Justice Salomão were overturned as a result of the provisions introduced by Law No. 14,905/24. In addition, the STJ confirmed that the SELIC rate applies to ordinary civil obligations, under the updated language of article 406 of the Brazilian Civil Code.

25 – Form 20-F 2025 | Bradesco

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

Law No. 14,690/23, which provides on the Emergency Debt Renegotiation Program for Defaulting Individuals – Desenrola Brasil, was enacted, which, among the provisions, addresses the Prevention of Delinquency, stipulating that the CMN should regulate the limitation of interest rates on revolving credit under credit cards.

The CMN also published Resolution No. 5,112/23, and the Central Bank of Brazil published Resolution No. 365/23, which, in general, impose limits on interest rates for credit card financings, establish rules for the portability of credit card financings, as well as rules and certain information to be disclosed to credit card holders.

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

Therefore, future Brazilian court decisions involving discussions on interest rate limitations, as well as changes in legislation and regulations in order to restrict the interest rates charged by financial institutions, could have an adverse effect on our business.

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

The LGPD (Law No. 13,709/18) is fully in force, having, on September 15, 2025, been updated by virtue of Provisional Measure No. 1,317/25, which, among other guidelines, transformed the ANPD into the National Data Protection Agency, as a special municipality linked to the Ministry of Justice and Public Security, responsible for ensuring, implementing and monitoring compliance with the LGPD, ANPD has the full capacity for sanctions application since the publication of CD/ANPD Resolution No. 4/23 on February 27, 2023.

Also noteworthy is the National Council for the Protection of Personal Data and Privacy (CNPD), an advisory body of the ANPD composed of representatives of civil society and public authorities, created by Provisional Measure No. 869/18 and consolidated by Law No. 13,853/19.

26 – Form 20-F 2025 | Bradesco

Thus, from Provisional Measure No. 1,317/25, the ANPD began to act with expanded prerogatives and structure compatible with the regulatory and supervisory competences that it has already exercised since the full validity of the LGPD. We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information. For more information see on data processing and cybersecurity, see “Item 4.B. Business Overview – 4.B.20 Business Management - 4.B.20.05 Data Processing” and “Item 16.K Cybersecurity”.

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

3.D.20.06-09 We remain subject to residual risks of losses relating to inflation-adjustment claims (“expurgos inflacionários”) associated with savings accounts in Brazil. Although the STF upheld the constitutionality of the Bresser, Verão, Collor I and Collor II economic plans, we are still exposed to expected costs and expenses arising from adhesions to the court-approved collective settlement and from remaining ongoing lawsuits.

The STF, the highest court in Brazil, has responsibility for judging constitutional matters, and the STJ, the highest court for non-constitutional matters, have in recent years examined whether savings account holders are entitled to monetary-correction differences, as well as the methodology for calculating such differences, due to alleged inflation adjustments (“expurgos inflacionários”) resulting from the Bresser, Verão, Collor I and Collor II economic plans implemented in the 1980s and 1990s, before the Real Plan in 1994.

At the non-constitutional level, in recent years the STJ has consolidated important precedents regarding the calculation and enforcement of any monetary-correction differences recognized in class actions, establishing parameters that restrict the scope of individual enforcement actions filed by savings account holders. These precedents provide greater predictability regarding amounts potentially owed and limit the possibility of undue increases in amounts claimed from financial institutions.

In an effort to consensually resolve the outstanding litigation related to inflation adjustments, in December 2017, with the mediation of the attorney general's office (Advocacia Geral da União) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018, with a 24-month period for savers to adhere.

27 – Form 20-F 2025 | Bradesco

On May 24, 2025, the STF declared the constitutionality of the Bresser, Verão, Collor I and Collor II Plans, reaffirming the approval of the collective agreement and its additions, in all its provisions, determining its application to all processes that discuss inflationary savings purges and guaranteeing the savers the receipt of the values established in the approved collective agreement; and fixed the deadline of twenty-four months after the publication of the trial minutes (June 3, 2025) for new savers accessions, determining the signatories of the collective agreement to make every effort to ensure that savers who have not yet joined the agreement do so within the established deadline. It is not possible to estimate how many account holders will or will not adhere to the agreement.

Following the STF's decision, adherence to the agreement formally remains voluntary for account holders. In practice, however, the agreement has become a mandatory reference for pending cases, complementing the calculation and enforcement parameters established by the STJ in recent years, which apply to individual enforcement actions and to matters not covered by the agreement. As a result, our remaining exposures from ongoing cases are now governed by standardized parameters—under both the collective agreement and STJ precedents—reducing uncertainty and providing greater predictability regarding amounts to be recognized.

We remain subject to payments to account holders, whether arising from adherence to the collective settlement or from ongoing lawsuits. All cases classified as probable risk are fully provisioned; therefore, if such risks materialize, they are not expected to have a material adverse effect on our operating results or financial condition.

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

28 – Form 20-F 2025 | Bradesco

This competitive environment, combined with the accelerated process of digital innovation observed in the sector, may impact our speed of adaptation to this ecosystem and consequently the performance of certain lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

3.D.20.08 Step in risk

Step in risk is represented by the possibility of financial loss resulting from our relationships (contractual or not) with subsidiaries, associates, parallel structures, controllers, investment funds, foundations, suppliers and partners which are not consolidated in the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Group defined for regulatory capital purposes).

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

We are exposed to significant cybersecurity-related risks, which can result in operational disruptions, financial losses, data exposure, regulatory impacts, and reputational damage. The increasing sophistication of digital threats, the expansion of the attack surface, and the complexity of technological ecosystems extend these vulnerabilities.

The evolution of attack techniques, including the use of generative AI, deepfakes, exploit automation, and more sophisticated phishing campaigns, increase the likelihood of successful attacks, as noted in recent threat reports and strategic analysis. These attacks can compromise credentials, manipulate transactions, exploit vulnerabilities, and demand immediate operational responses.

Technological modernization increases risk exposure, especially with hybrid environments, cloud services, intensive use of application programming interface (APIs), expanded connected devices, and digital services. Vulnerabilities in legacy systems, integration of new channels, and technology dependencies can result in unavailability, control failures, and security breaches.

29 – Form 20-F 2025 | Bradesco

We relies on an extensive base of service providers and technology providers, whose security maturity varies significantly. Weaknesses in these environments can result in indirect attacks, interruptions of essential services, information leakage and non-compliance with national and international regulations.

The global market faces a deficit of qualified professionals in information security. This limitation may impact the ability to detect, prevent, and respond to threats in a timely manner, especially in the face of increased complexity and volume of attacks.

Cybersecurity and its associated risks are treated at the highest strategic level of priority inside of our Group. We account for the potential loss, theft, or modification of data processed and stored by us, as well as by our service providers. These considerations are essential for our risk analysis, in light of the potential for exploiting vulnerabilities and weaknesses in both our, and our service providers’, information technology environments.

3.D.20.10 Social, environmental and climate risks

This is represented by the potential adverse impacts that an economic activity may cause to society, the environment, and the climate, or the risks it may suffer arising from these social, environmental, and climate-related factors. These risks, when associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with clients, through financing and investment activities.

As defined in Article 38-A, 38-B and 38-C of CMN Resolution No. 4,557/17, social risks include the violation of rights, fundamental guarantees or acts harmful to the common interest, such as slave labor and child labor, environmental risks cover degradation of the environment and excessive use of natural resources. Climate risks (physical) refer to potential losses caused by events associated with frequent severe weather conditions or long-term weather changes, which may be related to climate change.

An increase in the risks described above may result in losses for financial institutions. These risks include events involving violations of fundamental rights and guarantees or actions detrimental to the public interest (Social Risks); environmental degradation or the excessive use of natural resources (Environmental Risks); and developments associated with the transition to a low-carbon economy, in which greenhouse gas emissions are reduced or offset and natural absorption mechanisms are preserved (Climate Transition Risks).

3.D.20.10-01 We provide financings for projects carried out by clients which may result in negative socio-environmental impacts which, in turn, could negatively affect our operating results and reputation.

Across several sectors, we promote and finance projects, which may significantly affect ecosystems, communities and the local flora and fauna. If a client in the development of its project causes environmental damage, such as the contamination of soil and water pollution above the legally acceptable limit, and/or is responsible for environmental disasters, they may suffer penalties or regulatory sanctions and be obliged to repair the damage caused. Consequently, depending on the magnitude of the socio-environmental impact, a client may have its financial structure compromised. Such events could adversely affect our reputation, financial condition, operating results and the market value of our shares and ADSs.

3.D.20.10-02 Climate change may have adverse effects on our business.

The increasing focus of the market and regulators on climate change-related risks has led to new regulations, primarily aimed at understanding and managing how these changes may affect our operations and business strategy, leading us to incorporate financial costs arising from physical climate risks and risks arising from the transition to a low-carbon economy.

Physical climate risks may affect the global economy, resulting in significant changes in asset prices and sector profitability. Damage to borrowers' properties and operations may impair asset values and the credit quality of our clients, leading to higher default rates, write-offs, and impairment charges in our portfolios. Our own facilities and operational resilience may also suffer physical damage from extreme weather events, which could result in increased costs. Furthermore, regarding transition risks, given the heightened market focus on this issue, we anticipate increased scrutiny of our business activities by regulators, investors, civil society, and the general public, which may necessitate changes to the business we conduct. Thus, we must adequately incorporate climate change-related risks into our risk framework to properly measure, manage, and disclose the various financial and operational risks that may result from such changes.

30 – Form 20-F 2025 | Bradesco

As an example of this, in 2025, the occurrence of a low-intensity La Niña phenomenon caused a reduction in rainfall in the Center-South region and temperatures above the historical average, impacting reservoirs, hydroelectric generation, and the agricultural calendar. These factors increased the risk of inflationary pressures, especially in food and fuel. Such events may cause financial losses and adversely affect our results of operations, financial condition, and the market value of our shares.

Beginning on January 1, 2027, we will be required to publish in Brazil, as part of its annual local consolidated financial statements, the Sustainability-Related Financial Information Report, pursuant to CMN Resolution No. 5,185, as of November 21, 2024, which amended Resolution No. 4,818, of May 29, 2020. Said report will be prepared in accordance with Technical Pronouncements CBPS 01 and CBPS 02 of the Brazilian Sustainability Pronouncements Committee (CBPS), covering, respectively, general requirements and climate-related disclosures, and will be subject to assurance report by an independent auditor.

As a consequence of the new regulatory obligations related to the reporting, disclosure, and collection of sustainability and climate information, we will be exposed to risks arising from the complexity and volume of such information, especially those linked to risk profiles, internal controls, and social, environmental, and climate management — which may generate inconsistencies, delays, or inaccuracies in the reports, with potential administrative, financial, and reputational impacts. Additionally, the need for continuous updating of internal processes may increase operational risk, especially if there is reliance on legacy systems, technological integration challenges, or limitations in specialized technical capacity, which could lead to financial losses and reputational damage if regulatory requirements are not properly met.

3.D.20.11 Reputational risk

Reputational risk is represented by the loss of credibility before clients, counterparts, government agencies, the market or the community, as a result of undue acts and improper actions and behavior.

3.D.20.11-01 Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of us in the eyes of our clients, counterparties, stockholders, investors, regulators, business partners and other stakeholders. Such factors include noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior on the part of our managers, employees, interns and apprentices, and third-party failures in risk management, and relationships with stakeholders whose practices are not aligned with ESG principals, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived to be unable, to properly address these issues, we may be subject to penalties, fines, class actions and regulatory investigations, among other things. Reputational damage before clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects.

3.D.20.12 Model risk

The model is defined as the information that supports decision-making processes, derived from any method, hypotheses, techniques and quantitative system or approach, among others, that applies statistical, economic, financial or mathematical theories to transform data into estimates.

31 – Form 20-F 2025 | Bradesco

The model risk is represented by the possibility of adverse consequences arising from improper business decision-making, based on a model developed with failures/deficiencies, or, even, due to improper use.

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

The model risk methodology includes a tier-based classification that reflects each model’s relevance to the Group and determines the prioritization, timing, and depth of the analyses performed in its evaluation.

The model risk assessment incorporates both qualitative and quantitative factors, the results of which are reflected in a rating assigned across five levels: Minimum Risk, Low Risk, Moderate Risk, High Risk and Very High Risk.

Our Independent Model Assessment Area ("AVIM") prepares the model validation schedule based on the prioritization criteria (Tier) and submits it for evaluation to the Model Risk Commission. In addition, the model risk monitoring report is reviewed by the Model Risk Commission and by the Integrated Risk Management and Capital Allocation Committee, which is responsible for discussing and formally approving the methodologies for risk control and evaluation.

The use of models, such as the ones mentioned above, to support business decisions is an increasingly widespread practice in financial institutions. However, flaws in the model’s foundation (examples: simplifications, approximations, insufficient data, development sample design, etc.) or the inappropriate use of a model, including use in a manner that is different from the use that was envisaged during its development, may lead to financial losses due to flawed decision making and could, accordingly, negatively affect the result of our operations, our financial condition and the market value of our shares and ADSs.

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

32 – Form 20-F 2025 | Bradesco

3.D.40 Other risks

3.D.40.01 A majority of our common shares are held, directly and indirectly, by one shareholder. Our Board of Directors is composed of 11 members, of whom four are independent members. As a result, the non-independent members may have interests that conflict with the interests of our other investors.

As of December 31, 2025, Fundação Bradesco directly and indirectly held a 31.53% stake in our capital, with 8.65% held directly and 22.8% held indirectly. Fundação Bradesco is a non-profit institution, supervised by the Public Prosecutor’s Office, whose main social objective is to promote social inclusion through education. According to the terms of the Bylaws of Fundação Bradesco, the Management of Fundação Bradesco is exercised by a group called “Managing Board”, composed of members of the Board of Directors, members of the Board of Executive Officers and Departmental Officers who work in our group for more than ten years. Under the terms of Fundação Bradesco’s by-laws, all members of our Board of Executive Officers who have been working with us for more than ten years serve as members of the Managing Board of Fundação Bradesco. The Managing Board has no other members.

Our Board of Directors has 11 members, and 4 of them are independent. In other words, they are not associated with Fundação Bradesco, in accordance with the criteria of Law No. 6,404/76 and the regulations issued by the CVM. Brazilian Corporate Law provides that only individuals may be appointed to a company’s Board of Directors. In addition, Law No. 6,404/76 and CVM Resolution No. 80/22 require that at least 20% of the members of our Board of Directors be independent, as a publicly traded company. With the goal of enhancing corporate governance, our Board of Directors has four independent directors.

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

The voting rights of ADS holders are governed by the Deposit Agreements. These Deposit Agreements provide that the depositary bank shall mail voting instructions to holders only if we authorize and direct the depositary bank to do so. If we do not provide that authorization and direction to the depositary bank, the ADS holders will not be able to vote at our meetings (note that, in the case of preferred share ADSs, the voting rights will only be granted in exceptional cases, as discussed in item “3.D.50.02. According to the Brazilian Corporate Law, holders of preferred shares have limited voting rights, consequently, holders of preferred share ADSs will also have limited capacity to vote”), unless they surrender their ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement.

In addition, there are practical limits to the ability of the ADS holders to exercise any vote, if existent, due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or by a notification published in Brazilian newspapers, and they will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In contrast, ADS holders will not receive notice directly from us and cannot vote in person at the meeting. Instead, in accordance with the Deposit Agreements, the depositary bank will, if authorized and directed by us, send any notice of meetings to ADS holders, together with a statement as to the manner in which voting instructions may be given by holders. To exercise any such ability to vote, ADS holders must then instruct the depositary bank how to vote with the shares represented by their ADSs. Because of this extra step involving the depositary bank, if and when we authorize and direct the depositary bank to mail voting information to ADS holders, the process of voting will take longer for ADS holders than for holders of our shares. ADS holders from whom the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

33 – Form 20-F 2025 | Bradesco

3.D.50.02 Under Brazilian Corporate Law, preferred shareholders have limited voting rights; accordingly, preferred share ADS holders will have similar limitations on their ability to vote.

According to Brazilian Corporate Law, in particular Article 111 of Law No. 6,404/76, Brazilian companies may cease to grant to their preferred shares some of the rights recognized to common shares, including voting, or grant it with restrictions, whereby, if preferred shares do not have the right to vote, such right may be acquired in certain circumstances.

According to our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in the circumstances provided by the Brazilian Corporate Law (see “Item 10.B. Memorandum and Bylaws – 10.B.10 Group – 10.B.10.02 Voting Rights”, for further information on voting rights of our shares). As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

As a result of the fact that our preferred shareholders do not have the right to vote as a rule, the voting capacity that we can establish to holders of preferred share ADSs corresponding to the preferred shares, in accordance with the applicable Deposit Agreement, in such a way that ADS holders will also not have the right to vote, except in the cases legally provided. In addition, if they are to have the right to vote, holders of preferred share ADSs can only vote if we instruct the depositary bank in this regard (see item “3.D.50.01. The Deposit Agreements governing the ADSs determine that the holders of these ADSs will only receive instructions to vote if we authorize the depositary bank to contact these holders for voting instructions, and there are limitations that we may establish to such holders on the ability to vote” for further information).

3.D.50.03 The relative volatility and low liquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw the shares underlying the ADSs from the depositary bank at any time, your ability to sell the shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization, according to B3, accounted for 49.7% of the aggregate market capitalization as of December 31, 2025.

3.D.50.04 If we do not pay dividends to our common shareholders and preferred shareholders, no dividends will be paid to ADS holders.

Pursuant to the Deposit Agreements, if the depositary (as common shareholder and preferred shareholder underlying the ADSs) receives any cash dividend or distribution, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our common share ADSs and preferred share ADSs.

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10.0% higher than those of our common shares. Although under our current Bylaws, we are obligated to pay our shareholders at least 30.0% of our annual adjusted net income, the shareholders attending our Annual Shareholders’ Meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of dividends is not compatible with our financial condition. Neither our Bylaws nor the Brazilian Corporate Law specifies the circumstances in which a distribution would not be compatible with our financial condition, and we have never failed to pay the mandatory dividend. However, the Brazilian Corporate Law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

34 – Form 20-F 2025 | Bradesco

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

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of our shares may have fewer and less well-defined rights to protect your interests relative to actions taken by our Board of Directors or our common shareholders than under the laws of other jurisdictions outside Brazil.

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

We are organized under the laws of Brazil, and all of our directors and executive officers reside outside the United States. In addition, a substantial portion of our assets and most or all of the assets of our directors and executive officers are located in Brazil. As a result, it may be difficult for investors to effect service of process within the United States or other jurisdictions outside of Brazil on such persons or to enforce decisions rendered outside Brazil against them, including any based on civil liabilities under the U.S. federal securities laws.

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

35 – Form 20-F 2025 | Bradesco

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

36 – Form 20-F 2025 | Bradesco

3.D.50.11 Relevant local insolvency laws may not be as favorable to you as bankruptcy laws in the jurisdictions with which you are familiar.

We are established under the laws of Brazil. Any insolvency proceedings with regard to us would most likely be based on, and governed by, the insolvency laws of Brazil as the case may be. Such insolvency laws may not be as favorable to your interests as creditors as the laws of jurisdictions with which you are familiar.

We may become subject to decree of intervention, out-of-court liquidation or bankruptcy. The bankruptcy laws of Brazil, as the case may be, currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions.

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

We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, micro, small, medium-sized and large enterprises and major local and international corporations and institutions. Our products and services consist of banking operations such as: loans and advances, deposit-taking, credit card issuance, purchasing consortia, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services, among others.

4.A.10 Acquisitions, divestitures and other strategic alliances

4.A.10.01 Recent Acquisitions

➢	Hospital Santa Lúcia

On August 31, 2023, Atlântica Hospitals e Participações S.A. (Atlântica), a company indirectly controlled by us and by Bradseg Participações S.A. (member of the Grupo Bradesco Seguros), entered into an Investment, Purchase and Sale Agreement of Shares and other Agreements with Hospital Santa Lucia S.A. (HSL), its subsidiaries (Grupo Santa) and its current partners (Family Leal) for Atlântica to acquire 20% of the share capital of HSL. Grupo Santa is the largest hospital network in the Midwest region of Brazil, with presence in the Federal District, Goiás, Mato Grosso and Mato Grosso do Sul. On September 30, 2024, after complying with the previous legal and regulatory conditions, the acquisition was completed.

37 – Form 20-F 2025 | Bradesco

➢	Hospital Mater Dei

On December 21, 2023, Atlântica Hospitais e Participações S.A. (Atlântica), a company indirectly controlled by us and by Bradseg Participações S.A. (member of the Grupo Bradesco Seguros), entered into an Investment Agreement for the Establishment of a Specific Purpose Entity (SPE) with Hospital Mater Dei S.A. (Mater Dei) in which Atlântica will hold a 51% stake, and Mater Dei a 49% stake, with the aim of developing and operating a new general hospital located in the north of the city of São Paulo. The hospital will be built on a property owned by one of our subsidiaries, which will be part of our Group, which will be responsible for the development and lease of the building to the SPE, in the “built to suit” modality. The completion of the transaction is subject to compliance with certain suspensive terms, including the applicable regulatory conditions.

➢	Atlântica and Rede D´Or Partnership

On May 8, 2024, Atlântica Hospitais e Participações S.A. (Atlântica), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros - our Group's insurance division), signed an Investment Agreement with the Rede D´Or São Luiz S.A. group (Rede D´Or) for the creation and joint action in a new hospital network (Atlântica D’Or) to make investments, construction, development and operation of general hospitals in the regions of Macaé - RJ, Alphaville - SP and Guarulhos - SP, as well as for the analysis of a potential partnership to develop future new hospitals in other cities, particularly in Taubaté and Ribeirão Preto. Atlântica D’Or will be organized by the parties through a corporate structure, in the proportion of 50.01% for Rede D’Or and 49.99% for Atlântica. On August 15, 2024, after fulfilling the previous legal and regulatory conditions, the transaction was completed.

As a result of this partnership, additional investment agreements were entered into, as described below:

•	Hospital São Luiz Campinas (Extension of the Atlântica and Rede D´Or Partnership)

On November 1, 2024, Atlântica Hospitais e Participações S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of our insurance group), signed an Investment Agreement with the Rede D´Or São Luiz S.A. (“Rede D´Or”) to include Hospital São Luiz Campinas in the “Atlântica D´Or” hospital network (“Transaction”), thus expanding the partnership entered into with Rede D´Or, announced on May 8, 2024. On March 31, 2025, after complying with the previous legal and regulatory conditions precedent, the acquisition was completed.

•	Hospital Glória D´Or (Extension of the Atlântica and Rede D´Or Partnership)

On September 1, 2025, Atlântica Hospitais e Participações S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of our insurance group), entered into an Investment Agreement with Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Hospital Glória D’Or in the Atlântica D’Or hospital network (“Transaction”), thus expanding the partnership signed with Rede D’Or, as informed to the market on May 8 and November 1, 2024 retaining the existing corporate shareholding, with a 50.01% stake for Rede D’Or and 49.99% stake for Atlântica. On January 30, 2026, after complying with the previous legal and regulatory conditions precedent, the acquisition was completed.

•	Maternidade São Luiz Star (Extension of the Atlântica and Rede D´Or Partnership)

On November 10, 2025, Atlântica Hospitais e Participações S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of our insurance group), firmed an Investment Agreement with the Rede D´Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Maternidade São Luiz Star, a maternity hospital located in the city of São Paulo, in the structure “Atlântica D’Or”, maintaining the existing corporate structure, with a share of 50.01% for Rede D’Or and 49.99% for Atlântica. On February 26, 2026, after meeting all required conditions and receiving the applicable regulatory approvals, the partnership was completed.

38 – Form 20-F 2025 | Bradesco

➢  Tender Offer - Cielo

On February 5, 2024, our indirect subsidiaries Quixaba Empreendimentos e Participações Ltda. (Quixaba), Elo Participações Ltda. (Elo), Livelo S.A. (Livelo) and Alelo Instituição de Pagamento S.A., along with BB Elo Cartões Participações S.A., notified Cielo S.A. – Instituição de Pagamento (Cielo), of their decision to proceed with the conversion of the public company registration from category “A” to “B”, and consequent delisting from B3 S.A. – Brasil, Bolsa, Balcão listing segment Novo Mercado. This process was carried out through a public tender offer for the acquisition of shares (OPA), in accordance with the applicable regulations and the Cielo’s bylaws. On September 26, 2024, after meeting certain conditions precedent, including the necessary regulatory approvals, the OPA was completed with Quixaba holding 30.61%, Livelo having 20.52% and Elo having 19.70% of Cielo’s common shares.

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

Bradesco Asset is the asset management department of Banco Bradesco S.A. and has developed important alliances and continues to focus its strategy on internationalization. Through personal management and agreements with partners, we offer Brazilian investors the opportunity to invest in fixed and non-fixed equity funds, balanced and alternative, with global, regional and thematic exposure, as well as global ESG (Environmental, Social and Governance) strategies. In Europe and Latin America, we have been offering “Bradesco Global Funds” UCITS (domiciled in Luxembourg) to overseas investors since 2009. These funds have different strategies and incorporate ESG aspects in accordance with Luxembourg law. In Japan, Mitsubishi UFJ Asset Management (MUAM), our partner since 2008, offers a fund managed by Bradesco Asset to retail investors wishing to invest in the Brazilian markets. In 2025, Bradesco Asset entered into agreements with the Shanghai and Shenzhen stock exchanges to facilitate the listing of Chinese ETFs in Brazil and Brazilian ETFs on the Chinese exchanges.

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

➢	Consolidation of Bradesco Group’s Health Businesses into Odontoprev

On February 27, 2026, we entered into a binding agreement for a corporate reorganization, involving common controlled entities by Bradesco, that will consolidate the entire healthcare business segment of the Bradesco Organization under a single publicly listed entity, Odontoprev S.A. (“Odontoprev”). Under the terms of the agreement, we will become the direct controlling shareholder of Odontoprev, holding a 91.35% interest, and Odontoprev will be renamed “Bradsaúde S.A.”, serving as the holding company for all of our healthcare operations. The transaction involves a partial spin-off of Bradseg Participações S.A. and the merger of shares of Bradesco Gestão de Saúde S.A. into Odontoprev. The reorganization aims to simplify our corporate structure and integrate our healthcare businesses to capture operational and commercial synergies. The transaction terms were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc.

39 – Form 20-F 2025 | Bradesco

On March 6, 2026, in continuation of the agreement entered into on February 27, 2026, we informed shareholders and the market in general of the following developments regarding the Transaction: (i) the disclosure of the information resulting from the valuation report (dated March 5, 2026) of BGS’s shares, at fair market value, for purposes of determining the amount of Odontoprev’s capital increase arising from the Share Merger, pursuant to Articles 8 and 252 of Law No. 6,404/1976; and, as a result of the completion of such procedures; and (ii) the call of an Extraordinary General Meeting of Odontoprev’s shareholders (“Odontoprev EGM”) to, in summary, resolve on: (a) the approval of the Share Merger (as defined in the Material Fact regarding the Transaction) of BGS by Odontoprev, including the Merger Protocol and Justification (as defined in the Material Fact regarding the Transaction), as amended by the First Amendment, and the respective valuation reports; (b) the resulting capital increase of Odontoprev; (c) the amendment of Odontoprev’s bylaws, including the change of its corporate name to “Bradsaúde S.A.”; and (d) the Asset Contribution (as defined in the Material Fact regarding the Transaction) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Material Fact regarding the Transaction.

Completion of the transaction is subject to shareholder approvals and authorization from the National Supplementary Health Agency (ANS), among other customary conditions.

4.A.10.02 Recent divestitures

There have been no recent divestitures.

4.A.10.03 Other strategic alliances

There have been no other recent strategic alliances.

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

4.B.10 Strategy

4.B.10.01 Business strategy

The year 2025 was one more year of transformation for us. In our strategic plan, we committed to increase profitability by bringing the bank closer to the return above the cost of capital, streamlining our operation and management model, fostering greater autonomy and enhancing agility decision making.

This plan reaffirms our ambition to be a full-service and profitable bank, prepared to compete in the short and long term. This ambition translates into the following aspirations:

•	Physical bank with adequate cost and focused on high return clients;
•	Efficient digital bank with humanized experience and AI;
•	Operational efficiency that ensures competitiveness and return;
•	Capture of greater market share in the main segments;
•	Focus on new customer experience;
•	Cultural evolution; and
•	• Advances in time to market.

We have adjusted our organizational structure by creating Business Units (“BUs”): Wholesale, Wealth, Retail, Digital Business, Credit and Treasury and Economic Research, as well as Specialized Support Units, to accelerate decision-making and increase customer-centricity.

40 – Form 20-F 2025 | Bradesco

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

In Wealth, we launched Bradesco Principal in 2024, a new client segmentation with an aspirational value proposition to seek more centricity in the relationship with our clients.

In small and medium enterprises segment (SMEs), we focus on initiatives that result in efficiency improvements, client base growth and improvements in customer experience.

4.B.10.02 Strategic Planning

With what we believe to be a robust and accelerated approach, we focus on an agenda of ten key strategic priorities, divided into business areas and enabling functions, aligning our actions with our ambitions.

We highlight the following as certain initiatives started in 2024 and continue to be developed, which are the result of the work carried out by our strategic areas, aligned with our transformation agenda:

•	Implementation of our new organizational structure, with a reduction of layers, review of the team sizes, hiring c-level professionals in the market and expansion of our IT teams;
•	Optimization of our fast paced footprint;
•	Reinforcing customer-centricity, we are enabling the new global solutions platform for 100% of our wholesale clients;
41 – Form 20-F 2025 | Bradesco

•	Launch of Bradesco Principal, a new client segmentation initiative, in November 2024, offering a comprehensive portfolio of solutions, a fresh service concept, and a differentiated value proposition for high-income clients. Opening of 62 offices in strategic cities until the end of 2025 and continuing process of expansion; and
•	in the Corporate and Business (Empresas e negócios) segmentation the expansion in SME services with 150 new branches, Relationship Managers (RMS) with new account load and 10 middle market platforms in the first quarter of 2025. In the second quarter we highlight new customer experience with online and free account opening for MEI with 50 thousand individual microentrepreneurs ("MEI") clients using the new App until August 2025.

These achievements are complemented by the #SouBradesco, a cultural evolution initiative designed to align our actions with our strategic goals. This movement is intended to foster a transformative culture, enabling us to become a scalable, customer-centric bank while upholding our core values.

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

The Socio-Environmental and Climate Responsibility Standard (PRSAC) defines the main compliance procedures for the socio-environmental criteria in business, stakeholder relations and subject governance. The Socio-Environmental and Climate Risk Standard establishes the scope and approach for managing these risks, and is discussed in more detail in section “4.B.10.03-04 Social, environmental and climate criteria for business decisions”.

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

42 – Form 20-F 2025 | Bradesco

8 – Decent work and economic growth;

9 – Industry, innovation and infrastructure;

10 – Reduce inequalities; and

13 – Climate action.

4.B.10.03-03 Voluntary commitments

Our practices and strategies are continuously strengthened through dialogue with various stakeholders and the incorporation of internationally recognized initiatives and voluntary commitments. Among them, the following stand out: Global Compact Initiatives, SDGs, Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Partnership for Carbon Accounting Financials (PCAF), among others.

One of the focuses of our strategy of action in sustainability is our commitment to raise awareness and finance our clients in the transition to a low-carbon economy, as well as advancing the decarbonization of our loan and investment portfolios, with the goal to achieve zero net emissions by 2050.

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

Bradesco Asset, in accordance with the guidelines of its Responsible Investment Policy, applies an analysis methodology that considers Environmental, Social, and Governance factors for all types of assets under its management.

In addition, Bradesco Asset strives to engage companies and business partners to adopt best practices in their respective segments. Annually, it publishes the results of this work in the Transparency Report of Principles for Responsible Investment (PRI), to which it is a signatory. The PRI is considered in all investment and relationship activities with Bradesco Asset stakeholders.

In the year ended December 31, 2025, Bradesco Asset managed R$997.7 billion in investment funds, of which R$997.1 billion take into account ESG issues, representing 99.94% of the total assets in investment funds.

•	Insurance

Our Group's insurance division (Grupo Bradesco Seguros) integrates the ESG (Environmental, Social and Governance) aspects into its business based on a governance aligned with global practices and supported by policies, such as the Sustainability Policy, and internal rules applicable to its operations.

The governance structure is supported by internal bodies such as the Sustainability Commission of Bradseg Participações, consisting of executives dedicated to the continuous evolution of ESG practices. The commission reports directly to the Steering Committee and the Board of Directors.

Since May 2022, Grupo Bradesco Seguros has adhered to the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD), an international framework that provides guidance on the disclosure of climate-related financial risks and opportunities, which served as a reference for the identification, analysis and dissemination of risks and opportunities related to climate issues within its insurance operations.

43 – Form 20-F 2025 | Bradesco

4.B.10.03-05 Socio-environmental management of operating activities

The management of our operations incorporates socio-environmental criteria and related best practices, focusing on resource optimization and reduction of the socio-environmental impacts. Among the main initiatives, we highlight:

•	Continuous work to identify new initiatives and projects that contribute to our goals of reducing water consumption throughout our branches, offices and headquarters;
•	We have been working to reduce energy consumption through a monthly follow up. We have also set annual targets for energy, water, waste and greenhouse gas emission indicators;
•	Having achieved our commitment to ensure that 100% of our operations are supplied by renewable energy sources, in 2025 we further strengthened this position by including 523 branches, administrative buildings and schools of the Fundação Bradesco in the Free Energy Market. We also have more than 350 units consuming energy from eight photovoltaic power plants through the distributed generation project;
•	We evaluate regulatory, commercial, economic-financial and socio-environmental compliance when approving companies that provide service to us. The socio-environmental issues analyzed include compliance of labor practices with public certifications, such as the prohibition of slave or child labor, environmental risks, and negative media. Suppliers belonging to sectors considered critical from a socio-environmental point of view are submitted to additional documental analysis and allocated a socio-environmental risk rating, submitted to socio-environmental auditing with the objective of identifying, managing and mitigating the risks found, as well as promoting their development;
•	In addition, we monitor our operational indicators through the Operational Eco-Efficiency Master Plan (2019–2030 cycle), which covers the consumption of water, energy, waste and greenhouse gas emissions. Reduction targets of our operational emissions follow the Science Based Target Initiative (SBTi) methodology, with the commitment of reducing by 50% these emissions by 2030, which represents an annual reduction of 4.6%;
•	Since 2020, we have been implementing the Aterro Zero program in our branches and buildings in the state of São Paulo. Through this program, the waste generated by our operations is destined for recycling, composting or transformed into CDR (Waste-derived Fuel); and
•	Since 2023, 100% of our business was certified with the environmental management system by an independent third party. Administrative buildings were certified through ISO 14001 and bank branches through Bradesco Environmental Management System (SGAB), an internal certification based on the referenced standard’s guidelines.

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

In this context, we seek to ensure that our operations and businesses are prepared for climate challenges, strengthening governance related to the subject and implementing relevant risk management strategies and processes. Our main objectives are stated below:

•	To reduce and mitigate the generation of greenhouse gases in our operations and manage the exposure of our operational structures to climate risks (for more information, see the “4.B.10.03-05 Socio-environmental management of operating activities” section);
44 – Form 20-F 2025 | Bradesco

•	To integrate current and future climate risk assessments and opportunities into the decision-making and management processes of our business (for more information, see “4.B.10.03-04 Social, environmental and climate criteria in business decisions”);
•	To provide financial solutions that support consumption and production patterns with lower carbon generation and those that are more resilient to climate impacts, such as financing low-carbon agriculture and solar power generation panels; and
•	To promote engagement and awareness of the topic among our stakeholders, including employees, partners and suppliers, clients and entities of civil society.

More information on our climate change related actions is available in our Integrated Report.

4.B.10.03-07 Performance of 2025

•	In 2025, we achieved our goal of allocating R$350 billion to sectors and activities with socio-environmental benefits through ESG transactions and related initiatives. These included ESG operations, such as ESG-labeled bonds and loans—comprising green bonds, blue bonds, green loans and sustainability-linked loans—aimed at supporting sustainable projects and performance-based environmental and social commitments. We also offered social and environmental products, consisting of solutions with positive social and environmental impact, including credit for the acquisition of electric and hybrid vehicles, solar energy systems and microcredit. In addition, we expanded credit issuance for companies and projects aligned with Febraban’s green taxonomy, covering strategic sectors that contribute to sustainable development. Our efforts were complemented by the structuring of enabling instruments, such as bank guarantees and revolving credit lines, designed with sustainability criteria. We remain committed to the generation of sustainable business and to support our clients in their transition to a greener, more resilient and more inclusive economy; and
•	Creation of Ecora, Brazilian carbon credit certifier, in partnership with BNDES and EcoGreen fund, with technical support from Aecom, as an investment in future capacity aimed at strengthening the infrastructure of the carbon market in Brazil.

4.B.10.03-08 Transparency

Our Integrated Report and ESG Report are part of a set of annual reports, designed to provide transparency on ESG (environmental, social and governance) matters. They offer a comprehensive and integrated view of our business and operations detailing the results achieved in the period, our strategic priorities, voluntary commitments assumed and how we create long-term value for our stakeholders.

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

45 – Form 20-F 2025 | Bradesco

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

Risk and capital management governance is shown in the following figure:

STOCKHOLDERS' GENERAL MEETING
FISCAL COUNCIL
BOARD OF DIRECTORS
RISK COMMITTEE
STRATEGIC COMMITTEE
COMPENSATION COMMITTEE
AUDIT COMMITTEE
CEO
INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE
BUSINESS COMMISSIONS / COMMITTEES
BOARD OF EXECUTIVE OFFICERS
THIRD LINE
Internal Audit
FIRST LINE
Business and Support Areas
SECOND LINE
Monitoring Areas

Among the governance forums related to the topic of risks, we highlight:

•	The Board of Directors approves and reviews risk management strategies, policies, and structures for risk and capital management, including risk appetite and exposure limits by risk types, as well as well as the stress testing program, including its results, applied scenarios, and underlying assumptions;
•	Risk Committee: its purpose is to evaluate the framework of our risk management and, eventually, propose improvements and challenge our risk structure in the face of new trends and/or threats, as well as advise the Board of Directors on the performance of its attributions in risk and capital management and control;
•	The Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance with our Corporate and Sectoral Codes of Ethical Conduct, and the conduct rules related to integrity, anti-corruption, and competition, to ensure their effectiveness and efficiency;
46 – Form 20-F 2025 | Bradesco

•	The Audit Committee reviews the integrity of financial statements and recommends to the Executive Officers corrections or improvements to policies, practices, and procedures identified in accordance with their scope of responsibilities; and
•	Integrated Risk Management and Capital Allocation Committee – COGIRAC aims to advise our Chief Executive Officer in the performance of his duties related to the management and control of all risks and our capital allocation resources.

➢	Risk Appetite Statement (RAS)

Our risk appetite defines the types and levels of risks we are willing to accept in pursuit of our business and objectives. The Risk Appetite Statement (RAS) is an important tool for strengthening the spread of our risk culture.

The Risk Appetite Statement is reviewed annually or whenever necessary by the Board of Directors and permanently monitored by Senior Management forums and business and control areas.

Our risk appetite is monitored through the established indicators, through effective processes of controls, in which managers are informed about the exposures to risks and the respective use of the current limits. The report is carried out through an alert system, which facilitates communication and highlights the possible exceptions, which require adequacy measures, permeating all spheres of the Group, supporting Senior Management in their evaluation to ensure results are cohesive with our risk appetite.

4.B.20.01-01 Credit risk

As provided above (see “Item 3.D — Risk Factors — 3.D.20.02 Credit Risk”), we are subject to this risk. Credit risk management is a continuous and evolving process of mapping, developing, assessing and diagnosing risk through the use of models, instruments and procedures, thus requiring a high degree of judgment, discipline and control during the analysis of operations to preserve the integrity and independence of the processes.

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

4.B.20.01-01.01 Lending

We believe the diversity of our business model enables us to reach various audiences through directed and convenient channels in the various regions of Brazil. Segmentation strategies, both for individuals and legal entities, allow for good relationships with clients and the offering of products and services.

We believe this positioning has a positive impact on our credit profile, which is reflected in a diversified portfolio, both in terms of products and segments. This is balanced with the risks undertaken and appropriate levels of provisioning and concentration.

The Credit Area is responsible for the lending procedures which are guided by our Credit Policy. The policy aims to ensure security, quality and liquidity for lending. The process is guided by risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures aimed at granting credit transactions and establishing operating limits.

47 – Form 20-F 2025 | Bradesco

When we evaluate and classify clients or economic groups, the quantitative (economic and financial indicators) and qualitative (personal, behavioral and transactional data) aspects associated with the client’s capacity to honor their obligations are considered.

All loan proposals are subject to operational limits, which are included in our Loan Guidelines and Procedures. At our branches, the delegation of powers for submitting a proposal depends on its amount, our total exposure to the client, the collaterals and guarantees posted, the level of restriction and their credit risk rating. All loan proposals are submitted for technical analysis and approval by the Credit Area.

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

There are exclusive Credit and Behavior Scoring systems for the granting of retail credit, which allows for a quick and reliable process, in addition to standardizing procedures in the process of credit analysis and approval of loans.

We believe our business is diversified, widespread and aimed at individuals and legal entities with a proven payment capacity and solvency. We seek to support loans granted with collaterals and guarantees that are adequate for the risk assumed, in line with the amounts, objectives and maturities of the loans granted.

4.B.20.01-01.02 Credit risk classification

We believe we have a robust governance process, practice and monitoring system. Governance practices include our Governance of Concession Limits and Credit Recovery, which, depending on the amount of the operation or the total exposure to the counterparty, require approval from the CEO or the Board of Directors. In addition, follow-ups on the portfolio are made frequently. We evaluate the portfolio progression, delinquencies, provisions, vintage studies and capital, as well as other factors.

In addition to the governance process for approving loan and recovery operations, within the risk appetite defined by us, the concentration limits of operations for each Economic Group, Sector of Economic Activity and Transfer (concentration by countries). In addition to the concentration indicators, we also established indicators of quality of new loans, level of default and problematic assets, margin of economic capital and expenditure of provision for expected losses.

The credit risk assessment methodology provides data to establish the minimum parameters for lending and risk management. It also allows for the possibility of defining Special Credit Rules and Procedures according to client characteristics and size. The methodology provides the basis for both the correct pricing of operations and for defining the appropriate guarantees for each operation.

The methodology applied also follows the requirements established by CMN Resolution No. 4,945/21 and includes social and environmental risk analyses in projects, which seek to evaluate compliance with relevant legislation by clients, as well as to meet the “Equator Principles”, a set of rules that establish minimum social and environmental criteria that must be met for lending.

In line with the commitment to constant methodological improvement, the classification of credit risk of contracted operations is distributed into homogeneous risk groups according to the criteria established by CMN Resolution No. 4,966/21 for the purpose of establishing the provision for expected losses associated with credit risk.

The risk classifications of loan operations are determined on the basis of the credit quality of economic groups/clients defined by the Client Rating, guarantees relating to the contract, characteristics of credit product, past behavior of delinquencies, value of credit granted, among other characteristics of the operation.

48 – Form 20-F 2025 | Bradesco

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

This structure acts continuously in the review of internal processes, including roles and responsibilities, training and demands of information technology, as well as in the periodic review of the risk assessment process aiming at the incorporation of new practices and methodologies.

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

4.B.20.01-01.05 Control and monitoring

Our credit risk has its corporate control and monitoring carried out by the independent credit risk area, which calculates the risk of open positions, consolidates the results and carries out the reports determined by the existing Governance process.

This area holds monthly meetings with officers and heads of products and segments to ensure they are informed on the development of the loan portfolio, delinquencies, distressed assets, restructuring, adequacy of the provisions for non-performing loans, credit recovery, losses, portfolio limits and concentrations, the allocation of economic and regulatory capital and other items.

49 – Form 20-F 2025 | Bradesco

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

Additionally, the calculation of the amount of exposure related to the counterparty’s credit risk, arising from operations with derivative financial instruments subject to the calculation of the capital requirement using the standardized approach (RWAcpad), was updated for the SA-CCR Approach (Standardized Approach for Counterpart Credit Risk), following Annex I pursuant to BCB Resolution No. 229/22.

4.B.20.01-03 Market risk

As provided above (see “Item 3.D — Risk Factors — 3.D.20.01 Market Risk”), we are subject to this risk, that is identified, measured, mitigated, controlled and reported for us. Our exposure profile to market risk is in line with guidelines established by the governance process, with limits that are monitored in a timely manner and on an independent basis.

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

For more information on the market risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

50 – Form 20-F 2025 | Bradesco

4.B.20.01-04 Liquidity risk

As provided above (see “Item 3.D — Risk Factors — 3.D.20.03 Liquidity Risk”), we are subject to liquidity risk. Understanding and monitoring this risk is crucial, especially in the context of settling transactions in a timely and secure manner.

4.B.20.01-04.01 Liquidity risk management process

The management of liquidity risk is carried out at the corporate level and permeates all layers of governance. The following table lists the responsibilities of the departments responsible for the management and control of liquidity risk:

➢	Treasury
•	Perform the day-to-day cash and liquidity management;
•	Propose limits liquidity risk control indicators, as well as oversee the levels for any flagging alerts;
•	Comply with established strategic and operational limits; and
•	Report on matters related to the liquidity management [to] the Asset and Liability Management and Treasury Executive Committee.

➢	Liquidity Risk Area
•	Propose the metrics for liquidity control and concentration, considering the appropriate established governance approval process;
•	Calculate and disclose the the monitoring and liquidity control indicators periodically;
•	Provide tools for simulation of the main indicators implemented; and
•	Report matters related to the control and liquidity risk monitoring to the commissions and executive committees.

➢	Support Area
•	Execute the cash flows projection for liquidity monitoring, including intraday;
•	Prepare cash flow projections forecast for the next 12 months and send them to the relevant departments;
•	Check and ensure consistency, integrity and completeness of the database made available daily to managers and liquidity risk controllers;
•	Provide management information on the cash flow to the Treasury, as well as on any significant changes in the levels of reserves of the Banks of the Conglomerate; and
•	Provide management information on the mismatch mapping of the Treasury.

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
51 – Form 20-F 2025 | Bradesco

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

4.B.20.01-05 Compliance risk

To ensure compliance, risk management(as indicated in “Item 3.D — Risk Factors — 3.D.20.06 Compliance Risk”) is carried out in an integrated and coordinated manner, and the following activities are performed:

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

4.B.20.01-06 Cybersecurity risk

As provided above, we are subject to cybersecurity risk (see “Item 3.D — Risk Factors — 3.D.20.09 Cybersecurity Risk”). For information on the management of this risk, see “Item 16.K — Cybersecurity”.

4.B.20.01-07 Business Continuity Management (BCM)

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

The organizational and governance structure established for Business Continuity includes corporate policies and standards which define roles and responsibilities and aim to ensure that the plans and strategies employed are up-to-date and efficient, by requiring periodic tests and exercises to be carried out within the business units. These policies also consider the critical processes carried out by service providers.

These policies and internal rules are in line with the regulations of the Central Bank of Brazil and recommendations of the Basel Committee on Banking Supervision. The Business Continuity Management process is under the responsibility of the Cyber Risks and Operational Resilience, area of Resilience, Continuity and Crises.

52 – Form 20-F 2025 | Bradesco

4.B.20.01-08 Corporate crisis management

We define incident and crisis as follows:

•	Incident: momentary event, of low complexity and with possible repercussion to stakeholders. The incident, depending on severity, is classified as relevant or critical, and
•	Crisis: it is the occurrence of an extremely adverse event (or combination of events), rare, unstable and complex that may result in a deterioration of relationship with stakeholders as well as pose a potential threat to strategic objectives, reputation or even our existence.

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

We employ models to support decision-making, financial reporting and regulatory compliance, and to provide predictive insights across various business areas, such as risk management, capital calculation, stress testing and other estimates from models to assess financial or reputational impacts. Thus, we recognize the existence of the risk associated with the use of the models and the importance of the process of managing this risk. The coordination of this process involves the AVIM – Independent Model Assessment Area.

AVIM is responsible for assessing whether the models are performing as expected, according to its development and usage objectives. It identifies potential limitations, assessing possible impacts. It is also responsible for establishing guidelines for procedural standardization related to the Corporate Inventory of Organization Models and measuring and controlling the Model Risk.

53 – Form 20-F 2025 | Bradesco

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

The Internal Controls team works with first-line areas to identify and assess risks and controls. The results are captured in risk maps for each business unit, which are reviewed against the annual action plan issued by Internal Controls. The team also conducts thematic reviews to strengthen the evaluation of the control environment on specific topics, with findings presented in dedicated reports. Any risks or weaknesses identified are then incorporated into the risk maps of the relevant areas.

Risk management topics, issues and internal controls are observed and discussed at all levels of our Group, according to the established current governance framework. They are promptly reported to risk forums to ensure appropriate handling resolution.

In addition, the systematic monitoring of activities of the internal controls system is consolidated, at least once a year, in a report that is submitted to the responsible governance forums.

4.B.20.04 Corporate Security Area

The Corporate Security area is responsible for providing security solutions by creating, implementing, maintaining, and updating rules and processes aligned with our business activities.

It operates corporately and strategically in Anti-Money Laundering and Counter-Terrorist Financing (AML/CTF), International Sanctions, Prevention of Electronic Fraud, Debit/Credit Card Fraud, Document Fraud Prevention, Physical and Property Security, and Projects. It also works on specifying systemic solutions and security processes for electronic channels and information systems, assessing, addressing, and proposing improvements. In addition, it is responsible for issuing technical opinions related to strategic security aspects, as well as the implementation of products, services, and processes. The main areas and activities include:

•	Electronic Fraud Prevention: App Bradesco, Internet Banking, Net Empresa, Fone Fácil, BIA WhatsApp, Debit and Credit Card Products, Fraud Prevention in account opening and acquisition of financial products. This area is responsible for anticipating and mitigating risks in our operations. We continuously monitor our data and transactional environments 24 hours a day, 7 days a week, issuing real-time alerts for suspicious transactions, supported by integrated technology, robust processes, and highly specialized teams.

Our products and services are continuously evaluated by dedicated teams whose mission is to prevent and correct actions to ensure the security of the systems that support our businesses, while considering customer experience and usability.

We use data-driven intelligence, including advanced facial and behavioral biometrics, supported by statistical methodologies and predictive fraud models. These solutions ensure full compliance with regulatory requirements for customer identification and validation, promoting greater security for all parties involved and contributing to the integrity and strength of the Brazilian Financial System (SFN).

As evidence of this, we hold the Fraud Prevention Seal granted by an independent audit conducted by the National Confederation of Financial Institutions, which aims to establish centralized, optimized, and standardized actions for handling occurrences in the financial system;

•	AML/CTF: Responsible for defining internal guidelines to prevent and mitigate risks related to the improper use of our structure and/or products and services for Money Laundering or Terrorist Financing. Activities include the development and maintenance of policies, rules, and procedures; internal risk assessment; maintenance of detection systems; continuous monitoring of operations; and reporting of suspicious matters to COAF. The area also conducts training, provides support to business units, and interacts with regulatory bodies to ensure compliance and standardized conduct aligned with national and international best practices;
54 – Form 20-F 2025 | Bradesco

•	International Sanctions: Responsible for defining internal guidelines and ensuring compliance with legislation and regulations on international sanctions, aimed at protecting our business and relationships with stakeholders, including the prevention and combat of terrorist financing, drug trafficking, criminal organizations, and arms proliferation. Activities include identifying, blocking, and reporting sanctioned individuals and transactions, monitoring restrictive lists, analyzing suspicious transactions, and promoting a culture of compliance through training; and
•	Physical and Property Security: Responsible for safeguarding people and preserving the integrity of employees, customers, and third parties, as well as our physical assets. The area manages access controls in buildings, branches, and critical environments, ensuring traceability and periodic reviews to maintain effectiveness and continuous improvement. It monitors facilities through alarm systems and CCTV and oversees private security services, ensuring compliance with the Brazilian federal police security plan and applicable legislation, including Law No. 14,967/24.

The area is also responsible for investigating attacks against us, conducting intelligence analyses, and cooperating with law enforcement agencies and the Public Prosecutor’s Office in the prevention and repression of crimes and fraud.

It develops and reviews operational standards and procedures and promotes training and awareness campaigns related to physical and property security. Finally, it oversees security services, manages equipment such as safes, alarms, and monitoring systems, administers action plans, and responds to internal and external audits related to physical risks and associated operational controls.

4.B.20.05 Data processing

Our technological infrastructure is supported by a continuous upgrade program and a dedicated data center (CTI, 11,900 m²), designed to ensure constant service availability. The operation is supported by three IT Operations Centers (NOCs), responsible for 24x7 monitoring and coordinated response to incidents involving service channels, systems, applications and infrastructure. This model combines reactive actions, which reduce performance losses, with proactive initiatives aimed at improving Service Level Agreements (SLAs) and optimizing operational resources. Capacity planning complements this process by monitoring consumption and anticipating future needs for processing, storage and memory.

Additionally, the Infra Cloud platform provides robust and innovative solutions in a hybrid and multicloud model, with a technological architecture based on microservices and self-service capabilities, allowing development and operations teams to manage resources autonomously, in a standardized and secure manner. This distributed architecture enhances flexibility, scalability and efficiency.

Data is continuously replicated to a secondary site in Alphaville, which is capable of taking over critical system operations in the event of CTI unavailability. The process is supported by a Disaster Recovery Plan (DRP), with annual tests conducted under independent audits to ensure service continuity in a contingency environment. Backup copies are maintained and regularly validated at both sites, following environmental standards and controls that ensure the confidentiality, integrity and availability of information.

Our main service channels rely on telecommunications infrastructure designed to operate from either of the two sites, strengthening resilience. Internet infrastructure is segmented by user group (retail customers, corporate clients and employees), ensuring enhanced security and service quality.

Our IT processes are structured based on widely recognized frameworks. These include the adoption of COBIT 5 for IT governance and corporate management, which establishes principles, objectives and controls that align technology with business needs, maximize value generation and properly manage risks. Additionally, for IT Service Management (ITSM), we adopt ITIL as a library of best practices guiding operational processes such as service management, incident management, change management and capacity planning. The effectiveness of these processes and controls is regularly assessed by independent external and regulatory audits, promoting compliance and continuous improvement.

55 – Form 20-F 2025 | Bradesco

We maintain SOC 2 Type II and SOC 3 assurances, which are issued annually by an independent specialized audit firm, attesting the effectiveness of security controls, availability, processing integrity, confidentiality and privacy. Additionally, we hold ISO/IEC 27001 certification, confirming the effectiveness of the Information Security Management System (ISMS) implemented in the technology environment.

CTI implements access controls with barriers, dual containment and authentication through badge and vascular biometrics. The facilities are monitored by cameras and have 72 hours of energy autonomy, with the possibility of continuous operation through generator fueling.

For more information regarding the IT Infrastructure, see “Item 16.K. Cybersecurity.”

4.B.20.06 Bradesco Integrity Program

Our main corporate integrity commitments consists of:

•	conducting our business and developing our various relationships based on integrity, ethics and transparency, concepts that permeate our organizational culture and constitute our values and principles, which, in turn, are formalized by the Corporate and Sector-based Codes of Ethical Conduct, with the support of our Senior Management; and
•	preventing and combatting all forms of corruption and bribery.

These commitments are continually upheld through the Bradesco Integrity Program, which brings together a structured set of mechanisms and measures, including our Codes of Ethical Conduct, the Corporate Anti-corruption Policy and Standard, the Integrity Program itself, the Giveaways, Gifts, and Amenities (Public Sector) Standard, the Receipt of Gifts, Presents and Hospitality - Private Sector (Suppliers and Business Partners) Standard, in addition to other standards, procedures, processes, and controls. These instruments aim at preventing, detecting, reporting and remedying acts related to corruption and bribery, including fraud against the Government or private administration.

Supported by the Integrity and Ethical Conduct Committee and by the Board of Directors, our Program establishes guidelines, responsibilities, procedures and controls related, among other topics, to granting and receiving giveaways, gifts and amenities; analysis of donations and sponsorships, due diligence on suppliers and service providers, participation in bids with the Brazilian government; political contributions; relationship with public agents and politically exposed persons (“PEP”), including officials classified or related to PEPs; merger and acquisition processes; obtaining licenses and permits; handling complaints and ensuring non-retaliation against whistleblowers in good faith. All these practices are conducted in accordance with the applicable laws and regulations in Brazil and in the countries where we maintain operations.

Our Integrity Program applies to managers, employees, interns, apprentices, suppliers and services providers, banking correspondents in Brazil, business partners, controlled companies and other companies that are members of the our Group, guiding their interactions and daily decisions based on high standards of integrity, conduct and ethics. To ensure its effectiveness, we continuously review, evaluate and improve the Program, with the aim of strengthening its governance and controls, in line with national and international best practices to combat corruption.

We aim to continually promote an ethical and integrity-based culture through the Code of Ethical Conduct and the Integrity Program, with the continuous engagement of our managers, employees, interns, apprentices, suppliers and services providers.

In February, April and October 2025, we held meetings with the Senior Management and with the Integrity Ambassadors, in which we addressed the topics “Moral, Sexual Harassment and Sexual Misconduct”, “Discrimination” and “The Role of the Integrity Ambassador”. The events were held in hybrid format (in-person and virtual), with external speakers, officers and employees allocated in our offices throughout Brazil and in units abroad where we have business operations. In addition, in September 2025, we held a lecture directed to suppliers and service providers, conducted by the Global Compact on the following subject “The Global Compact Approach to Combating Corruption and Promoting Integrity”.

56 – Form 20-F 2025 | Bradesco

4.B.20.07 Competition Compliance Program

We respect and value free competition, regardless of any dominant position in certain segments. In our relationships with clients, suppliers, service providers, banking and nonbanking correspondents in the U.S. and abroad, business partners, and competitors, we act with integrity and always within the limits of the law.

For example, any contract for the provision of products and services our Group signs, must contain a competition clause, ensuring compliance with Law No. 12,529/11 (Competition Law or Antitrust Law), by both parties.

In strengthening our culture, the Bradesco Competitive Compliance Program focuses on curbing inappropriate conduct of our managers, employees, interns, apprentices and associates (third parties), both in Brazil and abroad, and is composed of a set of policies, standards and procedures aimed at preventing, monitoring, detecting and responding to harmful acts provided for in Law No. 12,529/11 and in international legislation.

This program is structured to permeate all of our internal areas. In the case of units located abroad, we make the necessary adaptations to the Competitive Compliance Program, striving to maintain at least the conducts already required in Brazil and adequate to specific local laws.

4.B.20.08 Treasury activities

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

To meet the challenges of these three fronts, we work together with our business unities (BUs) and technology areas to set priorities and develop a portfolio of initiatives and ensure long-term business competitiveness. Inovabra has the following corporate innovation pillars:

57 – Form 20-F 2025 | Bradesco

•	Business Innovation: dedicated advisory team that supports the design, construction of the business case, validation of the business model, experimentation and scalability in production;
•	R&D - Multidisciplinary research team: mapping of industry trends, identifying business problems and proposing solutions, including benchmarks, market studies and pilot development projects with partners from Brazil and abroad (companies, universities and research institutes). In addition to enhancing and disseminating best practices under the BTRL (Bradesco Technology Readiness Level) methodology, as well as keeping the Emerging Technologies Radar updated regarding technologies that affect and/or impact the banking sector;
•	Open Innovation: physical and digital environment of collaboration with startups, large companies, consultants and investors for business generation and acceleration of solutions. As of December 31, 2025, we had 346 resident startups and 3,100 connected through partner hubs, as well as 46 participating companies;
•	Experimental laboratory (Design and Experiment): a secure environment for testing cutting-edge technologies, enabling prototyping, product design, and experimentation with startups and big techs. It includes an Innovation Sandbox that simulates the banking core, allowing more precise testing, reducing integration uncertainties, and accelerating the time-to-market of solutions; and
•	Culture & Communication: expedite communication around innovation initiatives and raise awareness of the Inovabra ecosystem, established partnerships, and trends, through press releases, social media, sponsorship of innovation events, and internal communication for employees, as well as development programs and the dissemination of innovation practices integrated with SOU Bradesco.

➢	Inovabra results for 2025:
•	Evolution in technological readiness in ten emerging technologies: Cryptoassets, Defi (Decentralized Finance) and Smart Contracts, Graphs, Multimodal AI, Multi-agent systems, Synthetic Data, Quantum Computing, SLM (Small Language Models), Digital Identity and AML (Anti-Money Laundering) for LLMs (Large Language Models);
•	73 solutions of new initiatives experienced in the areas of business and technology;
•	Training of more than 16 thousand employees through technological literacy, training and immersion experiences that have broadened the repertoire of employees on emerging topics such as Quantum Computing, Artificial Intelligence (AI), tokenized economy, new digital architectures, translating technological trends into practical applications in everyday life; and
•	30 studies completed and presented to internal areas on topics related to innovation trends, hyper-personalization, Open Finance, future of experience empowered by AI, Digital Identity, etc.

➢	Co-innovation environment:
•	More than 30 thousand visitors in about 400 events, including open meetings, presentations, immersions and co-creation activities;
•	Approximately 90 new incoming companies; and
•	110 deals and 90 co-innovation activities in the community.

➢	inovabra Awards and 2025 Cases
•	Global Finance: we were recognized as the most innovative bank in Latin America, and inovabra was selected for the sixth consecutive year as one of the best financial innovation labs in the world;
•	Valor Inovação: we ranked first in the banking sector and 31 among the most innovative companies in Brazil;
58 – Form 20-F 2025 | Bradesco

•	Banking Innovation Awards | Qorus: we achieved first place in the “Product and Service Innovation” category with the Digital Identity solution;
•	100 Open Startups Ranking: we ranked third among the Top Open Corporations and were winners of the “Champions of the Decade” category for our open innovation engagement with startups over the past 10 years. In addition, inovabra ranked fourth in Top Ecosystem, in recognition of its support to startups and corporations in their open innovation journeys;
•	Eye On Innovation Awards | Gartner: we were the winner in the Americas with the Digital Identity solution, and the Renda BRA 5.0 project placed 2nd; and
•	Corporate Startup Star Awards | ICC: we were listed among the Top 100 Corporate Startup Stars for global best practices in open innovation.

4.B.30 Business segment

The data for these segments was compiled from reports prepared for management to assess performance and make decisions about the allocation of funds for investments and other purposes. Our Management uses various data, including financial data in conformity with the accounting standards applicable to institutions authorized to operate by the Central Bank of Brazil and non-financial metrics. For further information on differences between the results on a consolidated basis and by segment, see “Item 5.A. Operating Results – 5.A.20.01 Results of operations for the year ended December 31, 2025, compared with the year ended December 31, 2024”.

We do not break down our revenues by geographic regions within Brazil, and less than 3.5% of our revenues come from international operations. For more information on our international operations, see “4.B.30.01-02.10 International operations”.

As of December 31, 2025, according to the sources cited in parentheses below, we were:

•	one of the leading banks in terms of savings deposits, with R$124.5 billion, accounting for 12.0% of Brazil’s total savings deposits (according to the Central Bank of Brazil);
•	one of the leaders in BNDES onlendings, with R$12.0 billion in disbursements (BNDES);
•	leader in leasing transactions in Brazil, with an outstanding amount of R$7.6 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (according to ABEL);
•	one of Brazil’s largest private fund and investment managers, through our department Bradesco Asset, with R$997.7 billion in assets under management (according to ANBIMA), including managed portfolios;
•	one of the leaders in asset management, with R$1.4 trillion in assets, of which R$582.5 billion are managed through our subsidiary BEM DTVM (according to ANBIMA);
59 – Form 20-F 2025 | Bradesco

•	the leader by number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,674,444 quotas across three segments: (i) automobiles and motorcycles, with 1,166,899 quotas; (ii) real estate, with 355,643 quotas; and (iii) trucks, with 151,912 quotas (according to the Central Bank of Brazil); and
•	the largest company in the Brazilian insurance market, operating in all lines of this segment, with a 22.8% market share (according to SUSEP/ANS data as of September 2025) through us, Grupo Bradesco Seguros, and our subsidiaries, in the segments of Insurance, Open Pension and Capitalization, through the following companies: Bradesco Seguros S.A., Bradesco Auto/RE Companhia de Seguros, Bradesco Vida e Previdência S.A., Bradesco Capitalização S.A, Bradesco Saúde, Bradesco Argentina de Seguros S.A., Mediservice, Bradesco Saúde Operadora de Planos S.A. and Odontoprev S.A. The total revenues of Grupo Bradesco Seguros amounted to R$118.5 billion in insurance premiums, pension plan contributions and capitalization bond income in 2025.

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

The following table shows the statements of income and other selected financial data for our banking segment for the periods indicated.

As of and for the year ended December 31,	Banking - R$ in thousands
	2025	2024	2023
Revenue from financial intermediation	235,516,116	169,745,125	164,122,043
Expenses from financial intermediation	(154,883,751)	(98,810,413)	(97,495,630)
Financial margin	80,632,365	70,934,712	66,626,413
Expected Credit Loss Associated with Credit Risk	(36,370,035)	(33,123,621)	(37,110,675)
Gross income from financial intermediation	44,262,330	37,811,091	29,515,738
Fee and commission income and income from banking fees	39,563,634	36,213,830	34,269,254
Personnel /Administrative Expenses	(46,173,552)	(44,525,627)	(42,122,774)
Tax expenses	(7,520,187)	(6,313,204)	(6,582,213)
Share of profit (loss) of associates and jointly controlled companies	(225,416)	121,511	151,414
IR/CSI and Other income/expenses	(15,496,030)	(13,425,161)	(9,198,676)
Net income	14,410,779	9,882,440	6,032,743
Total assets	2,036,011,553	1,811,529,557	1,661,529,233
Investments in associates and joint ventures	86,292,770	79,828,981	73,163,988
Total liabilities	1,820,238,662	1.607,412,734	1,468,271,968

.

4.B.30.01-01 Clients

We aim to provide services to the largest number of people, thus fulfilling our mission of democratizing access to banking products and services, in addition to encouraging financial inclusion, social mobility and entrepreneurship. As of December 31, 2025, our client base was composed of 74.3 million clients.

A wide presence allows us to act on a large scale, with diversification as a differentiator of our business model. We do not make distinctions, but aim to serve every client with the same level of excellence, remaining aware of each client’s profile and continuously improving the way we provide services. These values extend to clients who are non-account holders.

60 – Form 20-F 2025 | Bradesco

4.B.30.01-01.01 Segmentation of Clients

To ensure we provide a high level of service to our clients, we operate a segmented business structure, for clients of Banco Bradesco, both individuals and companies, which we believe allows us to offer agility and convenience in all areas, with a focus on a quality customer experience.

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

To provide these solutions, it is important to strengthen the relationship with clients and to deliver a robust value proposition. Bradesco Corporate is segmented according to sector, market, size and nature of its client companies, among other criteria, and consists of the following areas:

•	Corporate: Client segmentation aimed mainly at the middle market, with specialized service. Clients with an annual turnover of between R$50 million and R$1 billion;
•	Large Corporate: Offers a specialized service structure for large companies, with customized operations by market sector. Clients with an annual turnover of between R$1 billion and R$5 billion;
•	Ultra Corporate: With a highly qualified team and a sector-based approach, this segment offers customized consultancy to large corporations on a national and global basis. Clients with annual turnover of R$5 billion or more;
•	Global Corporate: our Global Corporate business unit is targeted at global companies with Brazilian subsidiaries, with customer service offices in Brazil and subsidiaries in Hong Kong, Luxembourg and New York. It provides a differentiated service, with specialized professionals, financial solutions and services for a better operation in the country; and
•	Corporate Agribusiness: Responsible for serving Individual and Corporate clients with activities focused on Agribusiness. It has a specialized team working on dedicated Platforms in the national territory.

➢	Bradesco Institucional

Bradesco Institucional centralizes relationships with asset managers, investment funds, pension foundations, pension funds, brokers, securities distributors and the investment arm of insurance companies. In addition, it promotes synergy with across several products and services of the Group, such as Investment Banking, Global Markets, Treasury, Custody and Financial Services, Exchange, and Credit, among others.

➢	Bradesco Empresas e Negócios

Bradesco Empresas e Negócios is a client segmentation prepared to meet the needs of micro, small and medium-sized enterprises, with annual revenue of up to R$50 million, through strategically distributed units throughout the national territory.

•	Subsegments
o	MEI

100% digital and personalized service for Individual Microentrepreneurs, with solutions for credit, receipts and day-to-day management, always with trained professionals who understand their challenges.

61 – Form 20-F 2025 | Bradesco

o	Business

Aimed at companies with revenues of up to R$4.8 million, offering credit lines, financing, payment services, investments and service by dedicated managers, in a broad branch network.

o	Companies

For companies with revenues of up to R$50 million, with assistance in 150 exclusive branches and specialized teams in Credit, Cash Management and Investments. We develop tailor-made solutions, following the core business and driving results.

Individuals

➢	Bradesco Global Private Bank

Bradesco Global Private Bank offers exclusive, personalized service and works side-by-side with clients to preserve and manage family wealth and provide support for current and new generations.

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

Bradesco Global Private Bank has exclusive service in Miami through Bradesco Bank and in Luxembourg through Bradesco Europa.

In Brazil, there are 13 offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring presence in the local and international market for our clients.

➢	Bradesco Principal

Bradesco Principal is the client segmentation dedicated to high-net-worth individuals, launched in 2024 and to be rolled out across Brazil. Designed to deepen client relationships, it offers a value proposition built on solid pillars:

•	Dedicated Customer Service: With a Relationship Manager who acts as a financial concierge, Bradesco Principal connects clients to tailored banking solutions. Service is available during extended hours, in reformulated offices to provide differentiated financial advice and exclusive events;
•	Customized Investments: An Investment Advisor offers the best opportunities, aligned with each clients’ financial profile and life stage, combining our proprietary funds with the open investment platform of Ágora Corretora e Previdência (Broker and Pension). The Wealth Planning structure supports asset management for clients with investable assets above R$5 million;
•	Exclusive Products: It offers a portfolio of exclusive products, such as the Bradesco Principal credit card, which provides access to VIP rooms with free advanced reservation and fast pass;
•	International Account: It offers a full-service American checking account with debit and credit card, investment opportunities and real estate financing in the United States; and
•	Benefits Program: It includes digital protection insurance at no cost for 12 months from the date of contracting, discounts on purchases and travel, exemption of toll tags, up to 15 days interest-free in the overdraft, and extended service to the family group, among others.

Bradesco Principal was created from the expectations and needs of our clients, aiming to build long-term relationships through personalized journeys and sophisticated experiences. Currently available in 36 cities and 62 offices, with more than 320 thousand clients. Our expansion plan foresees the presence in more than 70 cities by the end of 2026.

62 – Form 20-F 2025 | Bradesco

➢	Bradesco Prime

Operating across Brazil, Bradesco Prime is focused on quality of service and the provision of appropriate solutions for our clients through its well-trained teams that add value to shareholders, within ethical and professional standards. Besides a broad branch network, it has exclusive platforms to serve digital clients.

Our clients have access to the full relationship model, with carefully conceived solutions for each profile and stage of life, plus numerous benefits such as:

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

Throughout its existence, the Bradesco Prime has invested in technology, the improvement of relationships and the training of its professionals, which has resulted in it holding a prominent position in the Brazilian market of banking services for middle and high-income clients and has consolidated its position as one of the largest banks in the client segmentation.

One of Bradesco Prime’s primary objectives continues to be to provide “the best experience to its clients”, always seeking to make the relationship between clients and the bank more satisfactory and sophisticated.

➢	Digital retail

Digital retail is the entry-level client segmentation and operates through two models: i) physical service; and ii) digital service. In this client segmentation, clients will have a portfolio of products and services and solutions that guarantee convenience and security for their daily life, including chat feature in the Bradesco App, which has priority online service through the BIA, Chat and Easy Phone (Fone Fácil) channels. with experts ready to provide support in various banking matters.

This makes our client’s experience more practical, reducing the need to go to a branch. This service is offered 24 hours a day, 7 days a week, allowing the client to solve many of their financial necessities online.

63 – Form 20-F 2025 | Bradesco

➢	Non-Account Holders

Individual clients or corporate clients consumers of our products that do not have a bank account.

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

As of December 31, 2025, we had 37.7 million checking account holders. As of the same date, we had 38.9 million saving account holders.

64 – Form 20-F 2025 | Bradesco

4.B.30.01-02.02 Loans and advances to customers

The following table shows loans and advances to customers, net of provision for expected credit losses broken down by product type on the dates indicated:

As of December 31,	% of total portfolio	R$ in thousands
	2025	2025	2024	2023
Companies	44.3%	350,445,791	316,936,343	269,421,350
Financing and On-lending	17.4%	137,576,819	132,471,486	104,729,799
Financing and export	4.4%	34,763,790	40,904,095	28,957,241
Housing loans	4.4%	34,911,156	30,655,876	24,534,805
Onlending BNDES/Finame	3.1%	24,475,073	20,475,116	17,515,937
Vehicle loans	2.9%	23,074,448	21,934,635	22,316,453
Import	1.6%	12,986,200	12,505,529	7,183,123
Leases	0.9%	7,366,152	5,996,235	4,222,240
Borrowings	24.7%	195,880,958	169,958,833	151,245,208
Working capital	18.1%	143,640,424	100,012,698	82,843,536
Rural loans	1.7%	13,324,492	11,811,476	12,807,395
Other	4.9%	38,916,042	58,134,659	55,594,277
Limit operations (1)	2.1%	16,988,014	14,506,024	13,446,343
Individuals	55.7%	441,022,363	403,303,243	360,265,349
Financing and On-lending	20.4%	161,548,810	144,876,576	127,765,221
Housing loans	14.2%	112,626,278	102,627,589	89,315,143
Vehicle loans	5.3%	41,797,766	34,962,102	31,408,501
Onlending BNDES/Finame	0.8%	6,616,649	6,927,661	6,866,782
Other	0.1%	508,117	359,224	174,795
Borrowings	24.0%	189,710,201	177,325,731	155,605,725
Personal credit	20.9%	165,277,140	140,843,129	122,269,986
Rural loans	2.2%	17,680,946	15,530,021	12,534,155
Other	0.9%	6,752,115	20,952,581	20,801,584
Limit operations (1)	11.3%	89,763,352	81,100,936	76,894,403
Total portfolio	100.0%	791,468,154	720,239,586	629,686,699

(1) Refers to outstanding operations with pre-established limits linked to checking accounts and credit cards, which limits are automatically restored as the amounts used are paid.

The following table presents the proportion of our outstanding loans and advances represented by each borrower or group of borrowers on the dates indicated:

As of December 31,	2025	2024	2023
Borrower
Largest borrower	0.5%	0.7%	1.1%
10 largest borrowers	3.5%	4.4%	5.0%
20 largest borrowers	5.4%	7.0%	7.7%
50 largest borrowers	8.7%	10.9%	11.4%
100 largest borrowers	11.5%	14.0%	14.4%

➢	Financing and Onlending
•	Financing for export and import

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

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relationships with various American, European, Asian and Latin American financial institutions for this purpose, relying on large network of correspondent banks worldwide, comprising 832 institutions, of which 54 granted us credit lines as of December 31, 2025.

65 – Form 20-F 2025 | Bradesco

•	Real Estate Financing

Real Estate Financing are provided for: (i) the acquisition of residential and commercial real estate, and plots of land; and (ii) the construction of residential and commercial developments. As of December 31, 2025, we had 381 thousand active contracts.

Loans for the acquisition of residential real estate have a maximum term of up to 35 years and annual interest rates of 12.09% to 13.99% p.a. and are indexed to TR, or annual interest rates of 7.82% p.a. and are indexed to the savings account remuneration. Commercial real estate financings have a maximum term of up to 20 years and annual interest rates up to 13.99% p.a. and are indexed to TR.

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

BNDES is the main agency of the Federal Government to boost Brazil’s economic and social development. It supports entrepreneurs of all sizes — including individuals and rural producers — in the modernization, expansion and creation of new businesses, always focusing on job generation, income and social inclusion.

Its portfolio offers products and programs with favorable conditions, such as long-term financing, competitive rates and government’s own resources, aimed at stimulating sustainable growth.

Our institution acts as a transfer agent of BNDES resources to companies from various sectors of the economy. We take on the risk of the operations, define the margin of return based on the credit profile of the borrowers and carry out the transfer with appropriate guarantees.

•	Vehicle loans

Vehicle Loans are granted for the purchase of light and heavy vehicles, both new and used, to individuals and legal entities. We offer these products through our branch network, via the Bradesco App in a totally digital process, and Bradesco Financiamentos, through a broad nationwide network banking correspondents for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

•	Leasing

As of December 31, 2025, we had 4,305 active leasing agreements. According to ABEL, our leasing company is the sector leader, with a 37.3% market share in Brazil, based on the market portfolio of leases of R$19.3 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 58% of the released amounts referred to our aircraft transactions.

We conduct our leasing transactions through our leasing subsidiary, Bradesco Leasing.

➢	Borrowings
•	Working Capital

This is a credit line intended for corporate customers, aimed at meeting companies’ operational cash flow needs. It covers requirements such as investments, acquisition of goods and raw materials, as well as cash reinforcement to maintain financial balance.

66 – Form 20-F 2025 | Bradesco

•	Personal Loans / Payroll-Deductible Loans

Personal loans are loans with a pre-approved limit for an unspecified purpose. Payroll-deductible loans are available to INSS pension plan beneficiaries and retirees, to public servants and to the private sector.

•	Rural loans

The provision of loans and financing to the agribusiness sector is made available from the following resources:

➢	The demand deposit, due to the requirement by the Central Bank of Brazil for the investment of 31.5% of the Value Subject to Collection (VSR), which is called Obligatory Resources (RO), in the agribusiness sector, and which has interest rates from 2.0% p.a. to 14.0% p.a. as per the rule of investment of the Manual of Rural Credit (MCR);
➢	Free, coming from the Bank’s Treasury for operations; and
➢	BNDES onlending and use of own resources equalized by the national treasury, which only covers the difference between our funding cost plus the spread in relation to the rural product rate (subsidized rate), through lines directed to the Agribusiness sector, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc.

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
67 – Form 20-F 2025 | Bradesco

We hold 50.01% of the shares of Elopar, an investment holding company with shares in Alelo (benefit and prepaid cards), Livelo (coalition loyalty program) and Elo Serviços (a card brand). We have joint control of Cielo S.A. (payment solutions) and we increased our shareholding through Elopar.

We also have a card business unit abroad, Bradescard Mexico, operating exclusivity in leading retail chains in Mexico.

We have several partners to whom we have offered co-branded/hybrid and private label credit cards. This has allowed us to deepen our relationships with our clients and offer banking and insurance products to our credit card clients, such as financing and insurance.

The following table shows our volume of transactions and the total number of transactions by credit cards for the years indicated:

	In millions
	2025	2024	2023
Transaction Volume - R$	360,449.6	333,497.8	318,360.4
Number of transactions	2,714.0	2,568.2	2,536.3

➢	Credit policy

Our credit policy is focused on:

•	ensuring the efficient management of lending and credit maintenance and ensuring the profitability and strong growth of our assets;
•	ensuring a maximum level of commitment and/or exposure, based upon the nature of the client, individual or legal entity, and of the business; and
•	minimizing risks inherent in loan operations.

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

Our maximum exposure per client (e.g., individuals, legal entities or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 8.0% of our Reference Equity.

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below or with limits defined by the credit exception rules which are required to be submitted for our Board of Directors' approval.

The table below refers to the maximum percentages of exposure to Level 1 Reference Equity of the Bank by Client Rating in the Wholesale and Retail segment:

68 – Form 20-F 2025 | Bradesco

Rating	As a % of Tier I Capital
AA1	8.0
AA2	7.5
AA3	7.0
AA4	6.5
A1	6.0
A2	5.0
A3	4.0
A4	3.0
B1	2.0
B2	1.5
B3	1.0
B4	0.75
C1	0.50
C2	0.40
C3	0.30
C4	0.00
D1	0.00
D2	0.00
D3	0.00

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

The following table shows approval limits established for loan analysis:

69 – Form 20-F 2025 | Bradesco

Total Risk Amount	R$ in thousands
Decision-making authority
Superintendent	up to 60,000
Credit officer	up to 200,000
Executive Credit Committee	up to 500,000
Plenary Credit Committee	Starting from 500,000
Board of Directors	Proposals with specificities defined by the Credit strategy

In order to serve our clients’ needs as quickly as possible and securely, the Credit Department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

➢	in the “Retail”, “Prime”, “Principal” and “Global Private Bank – Individuals” client segmentation, we consider the individual’s reputation, credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), bank indebtedness and history of their relationship with us, compliance with payment dates and rates in loans and advances, as well as the guarantees involved;
➢	in the Companies and Business (Empresas e Negócios) segment, in addition to the points mentioned above, we focus on the owners of the relevant company, as well as considering the length of time in business and monthly revenues;
➢	in the “Corporate”, “Large Corporate”, “Ultra Corporate”, “Global Corporate” and “Corporate Agribusiness” client segmentation, we consider management capability, the Company/Group’s positioning in the market, its size, its economic development, cash flow capability, and business perspectives. Our analysis includes the applicant, its parent company/subsidiaries, and the type of business; and
➢	our analysis also extends to socio-environmental risks for projects that require clients to show compliance with socio-environmental regulations and the Equator Principles, consisting of socio-environmental criteria as conditions for loans, which were introduced in 2002 by the International Finance Corporation (IFC), the World Bank’s financial arm.

•	Collection and Loan Recovery

We aim to ensure our financial sustainability through efficient delinquency management, while maintaining client relationships and complying with corporate governance standards.

We apply proprietary analytical models, which are continuously updated, to segment borrowers by risk level and credit analysis. These models support differentiated strategies, improving operational efficiency and decision-making accuracy.

Collection activities are carried out through an integrated, multichannel structure, including branch network, call centers, digital channels, and specialized firms responsible for both amicable and judicial collection. Matters of greater relevance are submitted to the Credit Collection and Recovery Committee or Executive Committee, in accordance with established governance approval process.

When conventional measures are exhausted, we conduct structured processes for the sale of non performing loans through auctions, allowing resources to be optimized and efforts to be focused on portfolios with higher recovery potential.

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
70 – Form 20-F 2025 | Bradesco

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, and payment processing services, and from funds in transit received up to the date of their availability to the related recipients.

➢	Solutions for receipts and payments – In the year ended December 31, 2025, we settled 1.0 billion invoices through the services of Cobrança Bradesco and 436.9 million receipts pertaining to tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders.
➢	Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies conducting business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies. In addition, the Global Cash Management area centralizes the receipt of all Formal Requests for Proposals (RFPs) of corporate clients, coordinating together with the other departments of the bank the drafting of technical and commercial proposals to send to the clients, as well as the centralization of public authority bids for cash management services.
➢	Niche Markets – We operate in various niche markets, such as franchises, condominiums, education, associations and notary offices, among others, where our clients have the support of a specialized team with the mission of structuring customized solutions that add value to their business.

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

Our commercial relationships with such public authorities are conducted by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have 12 Specialized/Mix platforms in the high public power segment to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities based on Brazilian GDP, and 26 Platforms providing services to the City Halls and other Authorities.

In 2025, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 10.8 million retirees and pensioners.

71 – Form 20-F 2025 | Bradesco

4.B.30.01-02.05 Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

Bradesco Asset also conducts management of third-party resources, being responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds;
•	FIDCs (Receivable Funds);
•	FIIs (Real Estate Investment Funds);
•	ETFs (Exchange Traded Funds); and
•	FIPs (Private Equity Investment Funds).

➢	Management of funds and portfolios – As of December 31, 2025, Bradesco Asset managed 1,937 funds and 598 portfolios, providing services to 3.5 million investors. Among its biggest clients are all of our client segmentation (for more information on our segmentation, see “Item 4.B.30.01-01.01 Segmentation of Clients”) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among other types.

The following tables show the fair value of the funds and managed portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Equity under Management by Type of Investment as of December 31	R$ in thousands (1)
	2025	2024
Investment Funds
Fixed income	846,664,687	722,686,033
Equities	20,215,495	14,071,893
Multimarket	56,965,004	44,397,812
Total	923,845,187	781,155,739
Managed Portfolios
Fixed income	65,459,572	68,595,389
Equities	8,435,528	5,632,104
Total	73,895,100	74,227,493
Total	997,740,287	855,383,232

(1) Source: ANBIMA. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2025		2024
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,937	3,414,383	1,787	3,484,566
Managed Portfolios	598	628	458	799
Total	2,535	3,415,011	2,245	3,485,365

➢	Administration of third-party funds – As of December 31, 2025, we provided administration services to 4,304 funds, 628 portfolios and 44 investment clubs, providing services to 3.9 million investors.

The following tables show the fair value of the funds and managed portfolios which are under our administration, the number of investors and the number of investment funds and managed portfolios for each period:

72 – Form 20-F 2025 | Bradesco

Equity under Management by Type of Investment as of December 31	R$ in thousands (1)
	2025	2024
Investment Funds
Fixed income	1,153,332,055	1,031,054,525
Equities	42,476,002	35,057,281
Third party share funds	134,545,335	122,365,832
Total	1,330,353,393	1,188,477,639
Investment Clubs and Managed Portfolios
Fixed income	65,459,572	68,595,389
Equities	8,435,528	5,632,104
Third party share funds	5,218,675	5,400,987
Total	79,113,775	79,628,479
Total	1,409,467,167	1,268,106,118

(1) Amounts shown are funds of third parties and are estimated by us based on the records we keep as administrator of the funds, investment clubs and managed portfolios. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

As of December 31,	2025		2024
	Number	Quotaholders	Number	Quotaholders
Investment Funds	4,304	3,904,291	4,386	3,941,575
Managed Portfolios	628	-	481	-
Investment Clubs	44	276	47	318
Total	4,976	3,904,567	4,914	3,941,893

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

In 2025, Bradesco BBI won some major awards:

➢	Best Bank for Green, Social and Sustainable Bonds by Global Finance;
➢	Best M&A Bank in Latin America by Global Finance;
➢	Best Investment Bank for Infrastructure Financing in Latin America by Global Finance;
➢	Best Investment Bank in Industries and Chemicals;
➢	Best Investment Bank by Euromoney; and
➢	Best Deals of the Year by Latin Finance.

Bradesco BBI advised its clients in multiple operations in all investment banking products, including:

➢	Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate purchase and sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2025, Bradesco BBI advised 41 transactions totaling around R$92 billion.
➢	Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2025, Bradesco BBI coordinated five operations totaling approximately R$13 billion.
➢	Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2025, Bradesco BBI coordinated a total of R$532 billion in the capital market and a total of 487 transactions. In Fixed Income, we highlight:
•	Operations in the Local Market – Bradesco BBI ended the year having coordinated 295 transactions in the local fixed income market, involving a total amount of approximately R$234 billion;
73 – Form 20-F 2025 | Bradesco

•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2025, Bradesco BBI advised 126 structured operations for different clients, totaling approximately R$55 billion;
•	Structured operations – Bradesco BBI structures customized financial solutions for its clients based on their needs, by offering a number of funding tools to companies. Such tools include: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2025, Bradesco BBI advised 35 structured operations for different clients, with a total amount of approximately R$56 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinating 31 transactions, totaling approximately R$186 billion.

4.B.30.01-02.07 Investment Advisory

We offer to our clients an exclusive investment advisory services, remotely and in person, contemplating the products of Bradesco Asset, Ágora Investimentos, Treasury and the entire Bradesco Previdência portfolio. We strive to always consider the moment of life, the objectives and the profile of the client in relation to their risk tolerance. The client also benefits from the recommended portfolios, combining a diversity of financial products, elaborated monthly based on their profile and perspectives of the national and international markets. In addition to having the service of the managers of the branch network, we have a team of investment advisors, who are available to our clients through telephone, online chat in the Bradesco App or in the Internet Banking.

4.B.30.01-02.08 Intermediation and trading services

➢	Ágora Investimentos

Ágora, our official brokerage, is a complete ecosystem of financial solutions for investors in the Retail and Institutional client segmentation.

In the Retail vertical, it offers a complete and open platform for Bradesco account holders and non-account holders. With 1,724 investment options from more than 107 institutions, it connects individuals and legal entities to opportunities in the market. The portfolio includes fixed income, variable income, funds, shares, public offers and private pension. All this with technology, security and the credibility of one of the largest financial groups in the country.

All clients have access to specialized advice and expertise from Ágora Insights, with economic analysis and recommendations to more than 140 companies and 42 real estate funds in different formats, such as reports, live streams and podcasts, at no additional cost. Its educational platform, Ágora Academy, was developed in partnership with reference institutions, such as the Fundação Instituto de Administração (FIA) and UNIBRAD, and offers 124 courses, more than 60 free of charge, which reinforces its commitment to the democratization of financial education.

As of December 31, 2025 it reached 1.4 million clients and surpassed the R$128 billion mark in assets under custody.

On the Institutional side, it has a complete investment analysis service, covering the main sectors and companies in the Latin American market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary markets, and negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

The team dedicated to the Institutional client segmentation is composed of industry experts, economists and fixed income analysts. Through it, more than 384 reports are made available monthly, in Portuguese and English, to investors around the world, including some domiciled in Brazil, the United States, Europe and Asia.

74 – Form 20-F 2025 | Bradesco

In the year ended December 31, 2025, Ágora traded R$582 billion through B3, occupying the seventh place in the trading ranking of B3 itself.

Ágora Investimentos continues to adhere to the Operational Qualification Program (PQO), ensuring its relevant role in the development of the Brazilian capital market.

4.B.30.01-02.09 Custody and Financial Services

In the year ended December 31, 2025, we were one of the main service providers for the local and international capital market, with a prominent position for the leadership in qualified custody of securities in the domestic and global market according to ANBIMA. We also won an award by Revista Global Finance (magazine) for the third consecutive year of the best sub-custodian bank in Latin America for non-resident investors.

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

4.B.30.01-02.10 International operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and legal entities through our Corporate and Global Private Banking platforms. The service to multinational companies is carried out both by supporting foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.

The table below shows our units abroad. As of December 31, 2025, we had two Branches, nine Subsidiaries and two Representative Offices.

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

75 – Form 20-F 2025 | Bradesco

Our Global Trade & Finance Area in Brazil and abroad coordinates our international transactions, through a team of experts in foreign exchange and foreign trade business, providing technical support to our clients and to the Wholesale and Retail segmentation, for exchange products, Trade Finance (financing for export and import), financial transfers and Direct External Loans. We also have a team specialized in structured operations (syndicated loans, club deals, risk participations, bridge facilities, among others) and international guarantees, in addition to Digital Exchange, a team dedicated to customer service that use our digital channels (Net Empresa, mobile and internet banking) to contract foreign exchange operations.

➢	Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, amounted to R$70.2 billion, as of December 31, 2025, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$3.5 billion during in the year ended December 31, 2025.

The following is a brief description of our subsidiaries abroad:

•	Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:
o	Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds, placement of Equity Capital Market (ECM) and Debt Capital Market (DCM) operations; distribution of research reports and corporate access services;
o	Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and
o	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.
•	Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank;
•	Bradescard Mexico – The business unit of a credit card issuer;
•	Bradesco Bank – A commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional clients;
•	Bradesco Investments Inc. – A broker dealer that offers a complete and open platform of investments to Private, high-income, corporate and institutional clients; and
•	Bradesco Global Advisors Inc. – An investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income clients.

➢	Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

76 – Form 20-F 2025 | Bradesco

For the years ended December 31,	2025		2024		2023
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
In Brazil	287,668,135	96.5%	231,157,674	96.3%	232,103,211	97.4%
Overseas	10,518,856	3.5%	8,912,530	3.7%	6,312,026	2.6%
Total	298,186,991	100.0%	240,070,204	100.0%	238,415,237	100.0%

➢	Banking operations in the United States

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

Bradesco Consórcios manages groups of consortia and, as of December 31, 2025, registered a total of 1,674,444 outstanding quotas; net income of R$2.6 billion; fee and commission income from consortia of R$3.1 billion; and accrued revenue of R$130.5 billion.

77 – Form 20-F 2025 | Bradesco

4.B.30.02 Insurance, pension plans and capitalization bonds activities

We offer insurance products, pension plans and capitalization bonds through several legal entities, referred to collectively as Grupo Bradesco Seguros.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated:

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2025	2024	2023
Financial income from insurance, pension plans and capitalization bonds(1)	22,376,285	18,797,441	16,849,884
Fee and commission income and income from banking fees	2,061,017	1,923,437	1,164,685
Personnel /Administrative Expenses	(5,138,904)	(4,571,572)	(4,717,591)
Tax expenses	(1,484,930)	(1,391,406)	(1,436,686)
Share of profit (loss) of associates and jointly controlled entities	610,771	243,403	421,723
IR/CSI and Other income/expenses	(8,354,473)	(5,945,008)	(3,468,750)
Net income	10,069,766	9,056,295	8,813,265
Total assets	507,789,849	451,777,909	409,370,722
Total liabilities	463,807,578	416,694,321	370,561,631

(1) It comprises the following captions of the statement of income: financial margin and other income from insurance, pension plans, and capitalization bonds.

4.B.30.02-01 Insurance products and services, pension plans and capitalization bonds

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

➢	Life

4.B.30.02-01.01 Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2025, there were 24.5 million life insurance policyholders.

➢	Health

4.B.30.02-01.02 Health insurance

Health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium-sized enterprises or large companies wishing to provide benefits to their employees.

As of December 31, 2025, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had approximately 3.9 million beneficiaries covered by company plans and individual/family plans. Around 173 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 42 of the 100 largest companies in the country.

As of December 31, 2025, it included 9,618 laboratories, 15,977 specialized clinics, 15,536 physicians and 1,825 hospitals located throughout the country.

78 – Form 20-F 2025 | Bradesco

➢	Non-life

4.B.30.02-01.03 Auto and property/casualty insurance

We provide car insurance through our subsidiary Bradesco Auto/RE.

We offer a range of insurance products, from leaner and more affordable product, such as the insurance Auto Light Referenced Network, to a comprehensive coverage such as Auto Lar, which protects both the vehicle and the residence.

There are also specialized products for motorcycle, truck, fleets and our account holders, with several differentials. For motorcycle, for example, we offer coverage for accessories, such as jacket, gloves and helmet. Additionally, we offer hospital medical expense coverage and funeral assistance amongst others.

Our coverage is comprehensive, it includes damage caused to the vehicle, passengers and to third parties, with several options of a supplemental agreement, and a complete Bradesco Seguros App to facilitate access to the (insurance-related) services.

Retail property and casualty insurance includes protection for residential, condominiums, business and equipment risks, among other products, with personalized coverage according to the needs of each business or residence. We highlight “Lar Mais Seguro” and “Residencial Sob Medida” for individuals with several customization options, and “Bradesco Seguro Equipamento” for individuals and companies, with complete coverage for several segments, such as agricultural, construction, medical, musical, electric-portable equipment and forestry. Our insurance business also offers comprehensive coverage for various segments, such as Office, Clinics and Surgeries, Construction, Teaching, Culture and Leisure, etc.

As of December 31, 2025, Bradesco Auto/RE had 1.68 million insured automobiles and 1.75 million property and casualty policies, making it one of Brazil’s main insurance companies.

4.B.30.02-01.04 Capitalization bonds

Bradesco Capitalização is a market leader among companies in the sector, with a market share of 21.8% until December 2025, according from SUSEP. Our clients can purchase capitalization bonds with single or monthly payments starting at R$10 and compete for cash prizes of up to R$6.0 million (net premium).

In December 2025, we ended the year with 3.2 million active clients and 8.2 million traditional capitalization securities.

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

As of December 31, 2025, Bradesco Vida e Previdência accounted for 23.1% of the pension plans in terms of contributions, according to SUSEP. As of December 31, 2025, Bradesco Vida e Previdência accounted for 21.7% of all pension plan assets under management: 21.0% of VGBL (Vida Gerador de Benefício Livre), 20.2% of PGBL (Plano Gerador de Benefício Livre) and 43.0% of traditional pension plans, according to FENAPREVI.

As of December 31, 2025, we managed open pension plans covering 3.2 million participants, with a total balance of R$385.7 billion in collateral assets.

79 – Form 20-F 2025 | Bradesco

These plans can be contracted either individually or via business plans. As of December 31, 2025, individual plans represent 53.6% and business plans 46.4% of the total number of participants. The business plans account for 12.4% and individual for 87.6% of the technical provisions.

In summary, Bradesco Vida e Previdência earns revenues from:

•	pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

4.B.40 Distribution channels

4.B.40.01 Banking

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels - Units	2025	2024	2023
Customer Service Points	85,476	82,914	83,147
- Service Network	4,605	6,003	7,388
Branches (1)	2,009	2,305	2,695
Retail + Prime	1,684	1,996	2,485
Companies & Business	150	150	67
Corporate	83	83	73
Digital Platform	92	76	70
Principal	14	-	-
Service Centers	1,441	2,051	3,351
Electronic Service Centers	431	469	522
Business Units (1)	724	728	820
Retail + Prime	676	727	820
Principal	48	1	-
- Banco24Horas Network	20,574	17,931	17,967
- Bradesco Expresso (Banking Correspondents)	39,335	39,059	38,264
- Bradesco Financiamentos	20,949	19,908	19,514
- Branches, Subsidiaries and Representation Office Abroad	13	13	14
ATMs	39,245	39,586	43,768
- Onsite Network - Bradesco	12,540	15,376	19,582
- Banco24Horas Network	26,705	24,210	24,186

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

The following table shows the distribution of sales of these products through our branches and outside our branches:

80 – Form 20-F 2025 | Bradesco

	% of total sales, per product
	2025	2024	2023
Insurance products
Sales through the branches	35.9%	36.4%	33.9%
Sales outside the branches	64.1%	63.6%	66.1%
Pension plans products
Sales through the branches	93.0%	91.5%	89.2%
Sales outside the branches	7.0%	8.5%	10.8%
Capitalization bonds
Sales through the branches	37.0%	49.9%	63.8%
Sales outside the branches	63.0%	50.1%	36.2%

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

As of December 31, 2025, the Bradesco Expresso network totaled 39,335 service points, with an average of 25.5 million monthly transactions or 1.2 million transactions per business day.

4.B.40.04 Digital Channels

We offer products and services through digital channels such as mobile, internet banking, ATM and contact center. These channels allow access to banking operations, at any time, ensuring greater reach and efficiency in the provision of services. In 2025, digital channels concentrated 99% of transactions carried out in Bradesco, with predominance of mobile platforms and internet banking, which accounted for 96% of this total.

Below is a brief description of each digital channel:

➢	Mobile App – At the end of December 2025, the channel registered 28.5 million active individual clients, considering accounts that have carried out transactions in the last three months. This volume represents a growth of more than 670 thousand compared to December 2024, evidencing the expansion in the use of the App. The trend is to consolidate and continuously evolve this platform in the coming years.

The App, available for iOS and Android systems, allows the execution of various operations such as payments, transfers, Pix, the contracting of loans, consortia, foreign exchange operations and access to non-financial benefits. In addition, it offers integration with the Ágora App, Bradesco’s investment platform, which provides content such as tips, market news and expert analysis, accessible through the single sign-on feature.

Our mobile channel continues to grow and consolidate itself as the main means of requesting credit for individuals. Financial transactions grew by 15%, driven by the growth of more than 20% in the personal loan lines and public payroll-deductible loan in 2025 when compared to 2024.

81 – Form 20-F 2025 | Bradesco

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, Pix, TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The App also allows the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce besides Cielo solutions, such as the payment machine and payment link.

The Bradesco Empresas e Negócios App was launched, aimed at MEI clients. Among the features are access via CPF, 100% digital account opening and chat service, WhatsApp and BIA with generative AI technology. The App incorporates security features, including the monitoring of suspicious transactions, screens masking while sharing with others, and warnings about scams related to the false call center.

➢	BIA – Bradesco Artificial Intelligence is a relationship and financial solutions agent, developed to provide intelligent support to clients and employees.

Initially created in 2016 to assist customer service routines, it evolved into a digital product integrated to the main channels of Bradesco, providing personalized, safe and problem-solving experiences.

The solution acts as a conversational agent, able to understand intentions and interpret information either by text or voice commands, conducting structured dialogs through contextual consistency. In 2025, its technological architecture began to operate with generative AI models on its own platform, expanding the capacity of understanding and interaction in multiple scenarios. BIA is present in channels such as mobile App, WhatsApp, Corporate Portal, IVR (Interactive Voice Response) and other internal widgets, providing access to information, guidance and self-service features.

Key skills include financial operations such as text and voice Pix, bank slip payments, statement queries, limits and invoices, card activation and fraud alerts. With a growing presence and measurable impact, BIA has consolidated itself as one of the pillars of the digital transformation strategy, contributing to operational efficiency, cost reduction, improving the experience and security.

➢	Internet – This platform is organized in two main prongs: the institutional website, which gathers structured information objectively about our performance, and the Internet Banking, which provides a wide range of financial services to individual clients.

At the end of December 2025, the channel registered 1.8 million active individual clients, considering accounts that have carried out transactions in the last three months.

In Bradesco Net Empresa, a corporate client can check account information, make transfers, operations via Pix, investments, send files and perform other transactions in a simple and secure way. In addition, the Digital MEI Platform provides financial and non-financial services, through partners, to meet the main needs of the individual microentrepreneur.

➢	ATMs – Focusing on innovation, evolution, and availability, self-service machines aim to simplify our customers’ daily lives, allowing accessibility and intuitive journeys.

Currently there are over 39 thousand active machines with 12,540 distributed among our own network and 26,705 distributed among our shared network – Banco24Horas. All machines are equipped with biometric reading, bringing more security and convenience for biometric transactions without using the card.

We also have recycling machines, aiming for greater efficiency and cost reduction, because they do not use envelopes. There are currently 6,965 machines that operate with the recycling of banknotes, which enables the cash deposit with immediate credit in the account of the beneficiary. The features of the channel also contribute to sustainability as well as sending receipts by email. Since 2022, the cash deposit without an envelope has also been made available on the 4,725 recycling machines of Banco24Horas.

Thinking about our clients’ experience, we also have disruptive features, such as buying dollars and euros (with more than 120 machines) – foreign exchanges of two currencies in a single machine – which had a representative participation in our foreign exchange operations. In 2021, we also deployed the Virtual Safe, in which the client has autonomy in purchasing foreign currency via the Bradesco App and withdrawing from the BDNs.

82 – Form 20-F 2025 | Bradesco

In addition, since 2020 proxies have gained greater autonomy in the movement of Individual client accounts, with the possibility of access to self-service machines, being able to perform several transactions intuitively and safely through registration of biometrics and password of 6 unique digits.

➢	Telephone services – Fone Fácil (Contact Center) – Easy Phone (Fone Fácil) is our call center for clients that offers two forms of service:
•	Self-service with Artificial Intelligence (BIA): Through voice commands, clients request the desired service and completes their demand without having to listen to several options and choose at the end of the recording. BIA is prepared to perform the main financial services, such as payments, transfers between Bradesco accounts, TED (electronic transfer), and investments, among others; and
•	Personalized Service: For more complex demands or questions, the client relies on our experts who offer complete support.
➢	Social Networks – We believe we are innovators and pioneers in social media, being active on social networks since 2009. The focus is on communication, relationship, content creation and business activation. The Social Networks team is present with the user @bradesco on Instagram, Facebook, X (formerly Twitter), YouTube, TikTok and Linkedln and monitors, analyzes and interacts with people who seek us or mention our brand, relying on the participation of segments, managers and branches to resolve demands. This work strengthens the relationship with our clients and protects us. The team is also responsible for answering queries, complaints, suggestions and conducting relationship interactions with the user.

The following table shows the number of digital clients:

	2025	2024	2023
Customers with Digital Profile - In million
Individuals	28.8	28.1	26.5
Companies	1.4	1.5	1.5
Total	30.2	29.6	28.0

4.B.40.05 Digio

Banco Digio is an integral part of our Group and offers a portfolio of fully a digital products, which include: payment accounts, personal loans, credit cards, payroll-deductible loans, insurance products, investments (CDB), financial service Marketplace a white-label platform for partners.

The main goal for 2026 is to expand the payroll-deductible loan portfolio, as well as to monetize the base of cards and accelerate opportunities using the whitelabel platform. This year’s roadmap provides several goals for the evolution of our technological platform and portfolio of payroll-deductible loans solutions.

Banco Digio closed the year 2025 with 10.0 million unique clients, registering a growth of 7% compared to the previous year. The total portfolio closed the period with R$20.5 billion, while revenues reached R$4.2 billion, in relation to the previous year.

As for the perception of the services offered, Digio continues to be well-rated by customers in app stores, on Google My Business and on Reclame Aqui.

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

83 – Form 20-F 2025 | Bradesco

4.B.60 Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive. The following table presents the market share of our main products and services in the periods indicated:

Market Share - In %	2025	2024	2023
Source: Bacen
Banks
Demand Deposits	6.6 (1)	8.0	9.8
Savings Deposits	12.0 (1)	12.5	13.1
Time Deposits	11.8 (1)	11.7	12.5
Loans	10.4	10.1	10.2
Loans - Private Institutions	17.7	17.6	17.8
Loans - Vehicles Individuals (CDC + Leasing)	10.8	10.6	11.4
Payroll-Deductible Loans	14.1	14.3	14.7
- INSS	15.2	15.6	17.0
- Private sector	6.6	11.8	11.6
- Public sector	14.8	13.7	13.4
Housing loans	9.6	9.6	10.4
Consortia
Real estate	12.7	12.8	14.4
Auto	21.8	23.4	25.3
Trucks, Tractors and Agricultural Implements	16.4	16.6	19.1
International Area
Export Market	11.0	10.6	13.5
Import Market	9.1	8.4	8.7
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22,8 (1)	22.9	22.7
Technical provisions for insurance, pension plans and capitalization bonds	21,4 (1)	21.7	21.8
Pension Plan Investment Portfolios (including VGBL)	21,7 (2)	22.1	21.8
Source: Anbima
Investment Funds and Managed Portfolios	16.3	16.7	16.6
Source: Social Security National Institute (INSS)/Dataprev
Benef it Payment to Retirees and Pensioners	25.7	27.2	30.1
Source: Brazilian Association of Leasing Companies (ABEL)
Leasing Operations	38.0(2)	33.6	28.0

Data base: (1) September/25 and (2) November/25.

As of September 30, 2025, public-sector financial institutions held 34.3% of the SFN assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 48.9% share and foreign-controlled financial institutions, with a 16.8% share. September 2025 is the latest information available from the Central Bank of Brazil.

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

The competitive environment of the National Financial System is shaped by a regulatory framework that establishes entry barriers through requirements governing the authorization, organization and operation of financial institutions, including, among others, the obligation to submit certain acts of economic concentration to the Central Bank of Brazil for approval. At the same time, Brazilian regulation also promotes market opening by allowing, for example, simplified operational models and encouraging the operation of credit fintechs and institutions aimed at financing micro and small-sized enterprises, expanding the offer in these segments. For more information on the main standards to which we are subject, see item “4.B.70 Regulation and Supervision”.

84 – Form 20-F 2025 | Bradesco

4.B.60.01 Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. In September 2025, the five largest institutions held 63.4% of deposits in the Brazilian markets.

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

4.B.60.04 Consortia

In December 2025, according to the Central Bank of Brazil, the consortia market included 130 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Ademicon and Banco do Brasil in the real estate segment; Banco do Brasil and Itaú in the movable property segment.

One of our competitive advantages is the credibility of our brand, the number of our monthly draws, being the Management Company with most draws, which reinforces our capacity to manage the groups and the resources of the consortium clients, and our extensive distribution network, with the largest service network throughout Brazil.

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

4.B.60.06 Leasing

In general, our main competitors in the Brazilian leasing market are Daycoval Leasing, Santander Leasing and HP Financial. We believe we currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

4.B.60.07 Asset management

In 2025, the asset management industry in Brazil managed funds worth R$10.7 trillion in shareholders’ equity, according to ANBIMA’s investment funds management ranking. Bradesco Asset held a portion of R$923.8 billion or 8.6% of the market share. We are one of the leading institutions as measured by the number of investment fund clients with 3.4 million shareholders. Our main competitors are BB DTVM and Itaú Unibanco.

85 – Form 20-F 2025 | Bradesco

4.B.60.08 Insurance

According to SUSEP/ANS, the Grupo Bradesco Seguros maintained the leadership position on the Brazilian insurance market in 2025. This segment is competitive, with operations of national and international insurers. Key competitive factors include price, financial strength, operational efficiency and quality of service and claims management.

Our principal competitors are Sul América, Porto, BB Seguridade, HDI and Tokio, which accounted for approximately 35.1% of the market as of September 2025. In the health segment, in addition to national operators, there is relevant competition from regional companies.

Our service network has a capillary presence, as we are established in all municipalities of Brazil, contributing to efficiency and commercial reach.

4.B.60.09 Pension plans sector

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

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Caixa Seguridade and Porto, which together represent approximately 62.5% of the total capitalization revenue generated in the market, according to information provided by SUSEP.

4.B.70 Regulation and Supervision

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN and the Central Bank of Brazil.

4.B.70.01 Principal regulatory agencies

4.B.70.01-01 CMN

The CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies in Brazil, according to Law No. 4,595/64, including regulating loans and advances granted by financial institutions, the currency issue, supervising the reserves of gold and foreign exchange, and regulating capital markets.

Within its functions, the CMN provides, through Resolution No. 3,427/06, as amended, for the adoption by the CVM of the risk-based supervision model as general guidance for its activities, on which the Risk Based Supervision System (SBR) was created. The SBR is also regulated by CVM Resolution No. 53/21, which defines its objectives.

4.B.70.01-02 Central Bank of Brazil

The Central Bank of Brazil is the primary executor of the guidelines of the CMN, responsible for, among other roles, ensuring the purchasing power of the national currency. Its main activities: implement currency and credit policies; regulate and supervise financial and payment institutions; control the flow of foreign currency; and oversee the Brazilian financial market.

86 – Form 20-F 2025 | Bradesco

In the exercise of its supervisory functions, the Central Bank of Brazil determines minimum capital requirements and compulsory reserves, authorizes corporate acts and changes in equity control, requires audited financial statements, monitors compliance with applicable regulations and, where necessary, intervenes or liquidates financial institutions, in addition to sanctioning institutions that fail to comply with their rules.

Through Complementary Law No. 179/21 the Central Bank of Brazil guaranteed its technical, operational, administrative and financial autonomy, which gave it greater in the use of monetary instruments for the fulfillment of goals established by the CMN. Through this law, price stability was defined as the primary objective of the Central Bank of Brazil, in addition to ensuring the stability and efficiency of the financial system, smoothing out fluctuations in levels of economic activity and promoting full employment. The Central Bank of Brazil is considered an autonomous entity of a special nature, characterized by the absence of any ties to a ministry.

4.B.70.01-03 CVM

The CVM is an autonomous entity under a special regime, linked to the Ministry of Finance, with its own legal personality and its own equity, independent administrative authority, absence of hierarchical subordination, fixed mandate, stability of its managers, and financial and budgetary autonomy. It was created with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets in accordance with the general guidelines of the CMN and, in the exercise of its attributions, seeks to ensure the integrity, efficiency and regular functioning of the capital market, as well as protecting investors and stimulating the development and expansion of this market share in the financing of the economy. In this context, the public entity regulates and supervises issuers, intermediaries, investment funds and other equity market participants, promoting compliance with applicable standards, improvement of market practices, transparency standards, supervision and sanctioning action.

4.B.70.02 Banking regulations

4.B.70.02-01 Main limitations and restrictions on activities of financial institutions

Banks operating in Brazil are subject to a comprehensive set of rules that regulate their constitution, functioning, corporate structure, capitalization and prudential conduct. The banking activity depends on prior authorization from the Central Bank of Brazil, including the recognition of national interest for the establishment of foreign financial institutions. Institutions must be constituted as corporations, adopt in their name the word “Bank”, integrate capital exclusively in national currency and observe regulatory limits for corporate investments and credit concentration, including restrictions for exposures above 25% of the Reference Equity Level 1 per client and aggregate concentration limits.

There are also, among the various requirements and restrictions, property restrictions, such as the possibility of maintenance only of properties of own use, except for regulatory exceptions, and restrictions such as the non-issuance of debentures and beneficiary parties. There is also a restriction to operations with related parties (defined according to CMN Resolution No. 4,693/18), with specific exceptions provided for in Law No. 4,595/64. Specific rules also regulate exchange rates in payment arrangements, interest limits on payroll-deductible loans and a charge cap on revolving credit on the credit card.

The regulation also imposes prudential and capital requirements. Joint Resolution No. 14/25, for example, introduced updated methodology for calculating the minimum share capital and the required shareholders’ equity, requiring, in the case of banks, a fixed additional contribution of R$30 million.

4.B.70.02-02 Punitive instruments applicable to Financial Institutions

Law No. 13,506/17 and BCB Resolution No. 131/21, as amended, and CVM Resolution No. 45/21 regulate the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amending the punitive instruments in the context of banking supervision, in the spheres of the capital market, the Brazilian Payment System, Payment Institutions and Consortium.

87 – Form 20-F 2025 | Bradesco

4.B.70.02-03 Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,958/21 and No. 4,955/21, as amended. The parameters of this methodology resemble the international framework for minimum capital measurements according to the Basel Accord. For further information on Basel III, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

In accordance with Basel III recommendations, Circular No. 3,748/15 and CMN Resolution No. 4,615/17 provide for the minimum requirement for the Leverage Ratio (LR). The institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%. Additionally, Basel III introduced the liquidity indicators LCR (short-term) and NSFR (long-term).

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

4.B.70.02-04 Risk Weighting

Pursuant to BCB Resolution No. 229/22, as amended, the Central Bank of Brazil consolidated the RWA weighting factors applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. The mitigating instruments of the RWA portion concerning credit risk exposures subject to the calculation of RWAcpad are established in Circular No. 3,809/16, which was last updated on December 19, 2024, effective from January 2025.

Circular No. 3,921/18 governs the FPR, which is a percentage applied to the exposure of financial institutions to different types of assets to determine the minimum capital they need to reserve to cover potential losses, whereby there are variables in this percentage according to the type of exposure of the institution. In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. In March 2022, BCB Resolution No. 202/22 was issued by the Central Bank of Brazil, as amended, which now establishes the calculation of the portion of RWAs related to the calculation of capital required for risks associated with payment services (RWAsp) established in CMN Resolutions No. 4,958/21 and No. 4,606/17 and BCB Resolutions No. 200/22 and No. 201/22, issued by the Central Bank of Brazil, as amended.

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

Financial institutions authorized to operate by the Central Bank of Brazil shall disclose (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) the RWAMint portion (concerning market risk exposures subject to the calculation of the capital requirement by the internal model authorized by the Central Bank of Brazil) of the RWA amount; and (iii) to the RWAMpad portion (related to the calculation of capital required for operational risk by standardized approach) of the RWA amount and its components, daily, being available to the Central Bank of Brazil for a period of five years, as established in BCB Resolution No. 100/21, as amended.

88 – Form 20-F 2025 | Bradesco

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

In February 2023, the Central Bank of Brazil issued BCB Resolution No. 291/23, which establishes the procedures for calculating the portion of the RWA regarding exposures to the risk of variation in the value of derivative instruments due to the variation in the credit quality of the counterpart (RWACVA), in addition to amending the Circular No. 3,646/13, which also provides for the calculation method of the RWAMint portion.

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

According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank of Brazil:

➢	Time deposits: we are obliged to deposit 20.0% of the arithmetic mean of the Value Subject to Collection (VSR) established on the working days of the calculation period, deducted from R$30 million, in accordance with BCB Resolution No. 145/21;

Time deposits are represented by bank deposit certificates (CDBs) and financial bills (income tax exempt); and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate (CDI), as disclosed by COPOM.

➢	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the VSR, on each working day, determined in the calculation period, deducting R$500.0 million, pursuant to the provisions of BCB Resolution No. 189/22, as amended. The verification of compliance with these requirements is made according to established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week; and
➢	Savings deposits: according to BCB Resolution No. 188/22, in an account with the Central Bank of Brazil, an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to BCB Resolution No. 188/22, as amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. The balance of the account is remunerated by the “TR” (Taxa Referencial), a Brazilian economic index created in 1991 to control inflation and used to correct savings values and real estate financing plus interest, among other amounts.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted, according to the calculation formula present in Resolution BCB No. 189/22.

In February 2022, BCB Resolution No. 188/22 was amended, which defines and consolidates the rules of compulsory collection on savings deposit resources. In the same month in 2022, BCB Resolution No. 190/22 was issued, extinguishing the enforceability regarding the compulsory collection of deposit resources and guarantees made, which was incorporated in BCB Resolution No. 189/22.

Additionally, Central Bank of Brazil regulations, require that we:

89 – Form 20-F 2025 | Bradesco

•	allocate a minimum of 31.5% of demand deposits to providing rural loans;
•	maintain investments of at least 2.0% of demand deposits in targeted productive microcredit program operations in accordance with CMN Resolution No. 4,854/20; and
•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate, observing that on October 10, 2025, CMN issued Resolution No. 5,255/25, which amended BCB Resolution No. 4,676/18, which required that 100% of the total amount of deposits received should be allocated to savings accounts for real estate as from the effective date of the resolution (January 1, 2027).

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

4.B.70.02-06 Asset composition requirements

According to CMN Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board (FSB). The total concentrated exposures should not exceed 600% of Tier 1 of the institution’s RE.

Also, according to CMN Resolution No. 4,957/21, financial institutions must observe the maximum limit of 50% of the Reference Equity (RE), calculated in accordance with CMN Resolution No. 4,955/21 for the amount of resources applied to the Permanent Asset.

4.B.70.02-07 Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. According to BCB Resolution No. 525/25, a financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity (RE). Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s RE. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer, as established by the Central Bank of Brazil, since limits for repurchase transactions to the public sector are always higher.

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

4.B.70.02-08 Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but are indexed to the foreign currency. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may only charge onlending commission.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed.

90 – Form 20-F 2025 | Bradesco

4.B.70.02-09 Foreign currency position

Operations in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank of Brazil to operate in the foreign exchange market.

In 1999, Brazil adopted the floating exchange regime, with specific interventions by the Central Bank of Brazil to control the volatility of the exchange rate, a possibility conferred by Law No. 4,595/64.

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

One of the key changes introduced is the elimination of the mandatory execution of simultaneous exchange transactions, along with the simplification of procedures for opening and maintaining Brazilian real accounts held by non-residents in Brazil.

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

The sharing mechanism was preserved with the publication of the most recent standard on the subject, CVM Resolution No. 135/22.

Currently, CMN Resolution No. 4,966/21 has revoked the previous rules governing the registration and operation of derivatives and hedge contracts abroad, and since January 1, 2025, now regulates the matter. In addition, CMN Resolution No. 5,070/23 establishes the framework for executing loan derivative operations in Brazil.

4.B.70.02-11 Treatment of loans and advances

Until December 31, 2024, for regulatory reporting purposes, financial institutions were required to classify their loans and advances into nine categories (AA to H), based on criteria defined by the Central Bank of Brazil. This methodology was replaced by a model based on expected loss, which considers historical information, current conditions and future projections, including macroeconomic scenarios, to estimate the risk of delinquency during the life of the financial instrument.

The nine-category classification remained for internal use in the classification of clients with criteria related to the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits.

91 – Form 20-F 2025 | Bradesco

In the case of corporate borrowers, of the nine categories that we used, five are considered performing loans and four are doubtful loans.

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

The categories of doubtful loans are classified, from expected loss, as per E-H ratings as follows:

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

Key aspects of the new approach

•	Extended scope: The standard applies not only to loans and advances, but also to other financial assets subject to credit risk.
•	Measurement based on expected loss: provisions are calculated based on internal models that estimate expected losses, considering:
o	characteristics of the debtor and guarantors (economic and financial situation, cash generation capacity, credit history);
92 – Form 20-F 2025 | Bradesco

o	characteristics of the operation (nature, term, guarantees); and
o	macroeconomic information and future projections.
•	Risk stage classification: operations are segmented into three stages:
o	Stage 1: Operations without significant increase in credit risk since initial determination (provision for 12 months of expected loss);
o	Stage 2: Operations with significant increase in credit risk (provision for expected loss over the economic life of the asset); and
o	Stage 3: Transactions with evidence of credit loss (default or relevant deterioration).
•	Minimum provision for delays over 90 days: BCB Resolution No. 352/23 introduces minimum provision parameters for operations with arrears exceeding 90 days, applicable according to the portfolio and the delinquent period. Portfolios segment operations according to their level of regulatory risk, nature and characteristics of operations; and
•	Continuous monitoring: Institutions should periodically review the parameters and scenarios used in their models, ensuring that they reflect current conditions and future expectations.

Financial institutions must maintain internal policies and models for calculating the expected loss, submitting detailed information to the Central Bank of Brazil and to independent auditors, including portfolio composition, renegotiations, write-offs and recoveries.

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

Law No. 14,690/23, in turn, establishes a 100% limit on the interest and charges of revolving credit and credit card spread payment, in effect since January 2024, preventing the total debt from exceeding twice the original amount, aiming at overcoming over-indebtedness (i.e., the revolving credit may be charged until it covers the total amount of the original debt).

In this sense, CMN Resolution No. 5,112/23 changed CMN Resolution No. 4,549/17, to regulate the conditions for spread payment and renegotiation of the debt of the revolving credit so that the debtor will be less prone to enter into a situation of over-indebtedness. The spread payment of the total debt (revolving credit + original debt) should always occur under conditions more beneficial than the one for revolving credit.

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

93 – Form 20-F 2025 | Bradesco

In November 2019, the CMN published Resolution No. 4,765/19, as amended, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution sets forth that the interest rates charged on the amount used for natural persons and MEI are limited to 8% per month.

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

The Central Bank of Brazil and the CMN have the power to regulate and monitor the SPB. The SPB includes payment institutions authorized to operate by Central Bank of Brazil, payment arrangements that: (i) are not classified for a limited purpose, (ii) do not have financial volume, calculated considering the group of participants in the last 12 months, below: (a) R$20 billion of the total value of the transactions; and (b) 100 million transactions; and (iii) the payment instrument accepted there is not offered under the benefit program issued by the federal, state or municipal government (e.g. Worker’s Meal Program); and financial institutions that integrate an open and full payment arrangement of the SPB (e.g. Pix, Elo).

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

94 – Form 20-F 2025 | Bradesco

BCB Resolution No. 150/21, as amended, consolidates rules on payment arrangements, approves the rules that regulate the provision of the payment service within the framework of payment arrangements that are part of SPB.

Pix is an instant payment arrangement established by the Central Bank of Brazil and regulated by BCB Resolution No. 1/20, and subsequent standards. The Instant Payments System (SPI, “Sistema de Pagamentos Instantâneos” in Portuguese), regulated by BCB Resolution No. 195/22, as amended, came into operation in November 2020. Since then, several features have been implemented, including Pix Billing (for immediate and due payments), Automatic Pix and Scheduled Pix.

The institutions participating in Pix must follow several operating manuals issued by Central Bank of Brazil, which regulate on aspects such as brand use, transaction processing flows, user experience, security, communication interfaces and dispute resolution.

BCB Resolution No. 293/23 regulates the establishment of partnerships between Pix participants. BCB Resolution No. 361/23 and BCB Normative Instruction No. 513/24 regulate the operational procedures related to the Automatic Pix, Scheduled Pix and Pix Billing. After postponements, at the end of 2025 the Central Bank of Brazil decided to temporarily suspend the launch of Pix Parcelado (installment payments), which would have provided for the possibility of entering into credit transactions to allow payments via Pix to be made in installments, directly competing with credit cards.

➢	Open Finance

Open Finance is seen as one of the ways to foster innovation and competition (for more information about competition in the SFN, see item “4.B.60 Competition”). The implementation was instituted by Joint Resolution No. 01/ 20, released by the Central Bank of Brazil and the National Monetary Council with the aim of promoting competition in the National Financial System and the Brazilian Payment System. For this purpose, it stipulates that systemic integration standards must be adopted among participating institutions.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in Open Finance:

a)	transmitting the data;
b)	receiving the data;
c)	holding a demand, savings deposit account or prepaid payment account;
d)	initiating the payment transaction; and
e)	original proposing institution or creditor, as applicable, in connection with loan portability operations.

Due to our importance in the National Financial System and the characteristics of its activities, we implemented Open Finance as a participant in the roles “a”, “c” and “e”. Despite being optional, we will participate in the other roles based on business opportunities with data receiver and payment initiator.

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil.

Our Open Finance Squad has highly qualified professionals, focused on developing solutions for the financial system. Divided into multi-functional groups, our squads work with an agile mindset and exercise an end-to-end vision to create intuitive and personalized client journeys and achieve increasingly positive results. We structured a specific area to foster the use of Open Finance data together with the business area, with the aim of adding more value to clients.

4.B.70.02-16 Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

➢	Intervention

The Central Bank of Brazil will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

95 – Form 20-F 2025 | Bradesco

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

The Temporary Special Administration Regime, known as (RAET), is a less severe form of intervention in financial institutions by the Central Bank of Brazil, allowing institutions to continue to operate as normal. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;
•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has other operations or circumstances requiring an intervention.
96 – Form 20-F 2025 | Bradesco

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

The maximum amount of the guarantee provided by the FGC foreseen by CMN currently is R$250,000.00, maintained until the present date, with a maximum limit of R$1,000,000.00 of total guarantee, per CPF (Individual Taxpayer’s ID) or CNPJ (Corporate Taxpayer’s ID), which renews every period of four years, covering values in different financial institutions.

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution, to be collected when the Reference Value is four times higher than the Adjusted Shareholders’ Equity. In November 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as of July 2020.

The Central Bank of Brazil enacted BCB Resolution No. 102/21, which revoked Circular No. 3,915/18 and which established the new obligation on financial institutions to provide information to the FGC, with the result that these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular. BCB Resolution No. 377/24, of May 9, 2024, established additional requirements for sending information to the Central Bank of Brazil.

Credit cooperatives have their own fund, FGCoop, whose latest version of the by-laws was published with CMN Resolution No. 4,933/21 and has specific requirements for contribution by the cooperatives slightly different from the FGC.

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

4.B.70.02-19 Restrictions on foreign investment

Under Article 52 of the Transitional Constitutional Provisions Act (ADCT), foreign participation in the capital of Brazilian financial institutions depends on prior authorization from the government. In 2019, Decree No. 10,029/19 gave the Central Bank of Brazil the competence to recognize the interest of the government and verify the viability of the operations, since Circular No. 3,977/20 of the Central Bank of Brazil recognized as of interest to the Brazilian government the participation of non-residents in the capital of financial institutions in Brazil, provided that the applicable regulatory requirements are met.

97 – Form 20-F 2025 | Bradesco

We were authorized to create our ADR program for preferred shares and, subsequently, for common shares, where it was established that the share of foreign investors in our voting capital is limited to up to 30% of the total common shares issued. Regarding the preferred shares, there is no restriction of shares. For more information on the rules applicable to non-resident investors, see "Item 10.D – Exchange Controls".

4.B.70.02-20 Anti-money laundering regulations, banking secrecy and financial operations linked to terrorism

According to Law No. 9,613, of March 3, 1998 (“Law No. 9,613/98”), which provides for crimes of "money laundering" or concealment of goods, rights and values, and as regulated by Circular No. 3,978/20 of the Central Bank of Brazil, financial institutions must: (i) identify and keep up-to-date the registration information of its clients, including verification of final beneficiaries and PEPs; (ii) keep records of all operations and transactions; (iii) implement risk-based internal controls, covering "know your client", "know your employee" and "know your partner/supplier" procedures; (iv) monitor operations to detect suspicious situations; and (v) report to COAF, without the client’s awareness, any operations classified as suspicious, within one working day after the decision of the institution.

Circular No. 3,978/20 consolidated the prevention and anti-money laundering devices with a risk-based approach. Financial institutions (including regional offices and subsidiaries abroad) should implement internal policies that include: defining roles and responsibilities; prior assessment of new products and services; risk and effectiveness assessment procedures; promoting a prevention organizational culture; and training of employees, including correspondents. Records must be kept for five to ten years, depending on the nature of the information. Failure to comply may subject the institution and its managers to fines, ineligibility from holding positions in financial institutions and cancellation of the operating license.

Law No. 9,613/98 also established the COAF, linked to the Ministry of Finance, which promotes cooperation between government agencies to combat money laundering and terrorist financing, examining and identifying suspicions of illegal activities.

Law No. 13,260/16 defined the crimes of terrorism in Brazil. Financial and payment institutions must comply with specific regulations to prevent terrorist financing and the proliferation of weapons of mass destruction. Circular Letter No. 4,001/20, as amended, lists a non-tax list of suspected money laundering situations, covering transactions in kind, atypical transactions, credit and investment operations, international operations and situations involving suspicious people or entities, among other categories.

BCB Resolution No. 44/20 establishes procedures for compliance with sanctions imposed by the United Nations Security Council, including the unavailability of assets of people and sanctioned entities. The institutions must follow the determinations and immediately communicate to the Central Bank of Brazil, the Ministry of Justice and the COAF any unavailability or attempt to transfer assets.

From a capital markets regulation point of view, CVM Resolution No. 50/21, which replaced Normative Instruction No. 617/19, establishes the rules of AML/TF in a very similar way to Circular No. 3,978/20, defining the roles of the responsible officer, the stages in which the policy of getting to know your client should be applied and providing greater details on the warning signs to be monitored and the points that must integrate the analysis of the operation or atypical situation detected, when dealing with transactions involving the capital markets.

On November 6, 2014, SUSEP established the Permanent Committee on Anti-money Laundering and Combating Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail terrorism financing, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

98 – Form 20-F 2025 | Bradesco

In August 2020, SUSEP issued Circular No. 612/20, amended by Circular No. 622/21 and by Circular No. 705/24, which provides for the policies, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the terrorism financing. This Circular also relies on a risk-based approach policy such as rules of the CVM and Central Bank of Brazil.

➢	Politically Exposed People

According to Circular No. 3,978/20, financial institutions should adopt differentiated procedures for establishing, or maintaining, customer relationships classified as PEP. These procedures include identifying clients that fall within the PEP definition; the need for analysis and authorization by senior management for the beginning or maintenance of the business relationship; and the enhanced monitoring of their financial transactions.

According to Article 27 of the said circular, PEPs are considered holders of elective mandates, occupying high-ranking positions in the Executive, Legislative and Judiciary, members of higher courts, the Public Prosecutor and court of auditors, as well as leaders of political parties, in the federal, state and municipal spheres. Foreign heads of State or government, occupying government positions of higher education abroad and leading public or private international law entities are also considered PEPs. In addition, family members (up to a second degree, spouse, partner and stepchildren) and close employees of these persons, including those who maintain joint participation in legal entities, mandate or arrangements created for their benefit, are considered PEPs.

The PEP condition must be applied for five years following the date on which the person is no longer classified within the categories above.

➢	Banking Secrecy

All transactional information related to transactions carried out to and from Bradesco clients is protected by banking secrecy. The Banking Secrecy Act, as it is known by Complementary Law No. 105/01, establishes that financial institutions are obliged to keep confidential information about the transactions and financial position of their clients, in order to protect the privacy and security of banking relationships.

However, this protection is not absolute and presents exceptions, such as in cases where there is expressed authorization from the client, in situations of criminal investigation, when there is a court order or even in cases of supervision by regulatory agencies. Thus, law enforcement seeks to balance the protection of privacy of clients with the need for transparency and combating money laundering and other illicit practices, allowing competent authorities to access information when necessary.

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

99 – Form 20-F 2025 | Bradesco

4.B.70.02-22 Independent audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•	be audited by an independent accounting firm; and
•	have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers, partners or audit team supervisors begin on the day the team begins work on the audit.

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

4.B.70.02-23 Auditing requirements

We are registered as an open capital publicly traded company on the local stock exchange (B3 S.A. – Brazilian Exchange & OTC) and, because we are a financial institution, we are required to have our financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, audited every six months, a requirement which is applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, under CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, accompanied by the independent auditor’s report and the management’s report on corporate business and the main administrative events of the period.

CMN Resolution No. 4,818/20 consolidates the general criteria for the preparation and disclosure of financial statements and other institutions authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortia and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual financial statements, relating to the six months ended June 30 and December 31, which consist of the: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in shareholders’ equity.

100 – Form 20-F 2025 | Bradesco

In addition, in December 2020, the CMN enacted CMN Resolution No. 4,877/20, which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). Pursuant to this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

CMN issued Resolution No. 4,910/21, which revoked Resolution No. 3,198/04, establishes that financial institutions and other institutions authorized to operate by the Central Bank of Brazil that: (i) are registered as publicly traded entity; (ii) are leaders of a prudential conglomerate classified in segment S1, S2 or S3, according to specific regulations; or (iii) meet the criteria laid down in the specific regulations for the framework in S1, S2 and S3, must form a statutory body called the Audit Committee.

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

4.B.70.02-25 Asset management

Asset management is subject to CVM regulation, particularly CVM Resolution No. 175/22, which modernized the regulatory framework of investment funds. For our activities, we highlight four core guidelines of our standards: (i) transparency requirements strengthening in connection with the management and performance of service providers, including greater clarity on compensation and comparability of information; (ii) individualized accountability of administrators, managers and other essential service providers for acts and omissions in the scope of their positions within the Group; (iii) definition of specific criteria for the composition, diversification and liquidity of portfolios, according to the type of asset; and (iv) the adoption of proper rules for liquidity management mechanisms.

101 – Form 20-F 2025 | Bradesco

4.B.70.02-26 Brokers and securities dealers

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Brokers and securities dealers must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any foreign exchange market.

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

In March 2022, CMN Resolution No. 5,008/22 completely revoked CMN Resolution No. 4,750/19, which previously amended the regulation applicable to brokers and dealers, allowing them to act as issuers of electronic money. CMN Resolution No. 5,008/22 provides for the constitution, organization and operation of securities dealers (CTVM) and brokers (DTVM).

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

102 – Form 20-F 2025 | Bradesco

Additionally, leasing operations must be formalized and comply with the requirements set out in CMN Resolution No. 5,004/22.

4.B.70.03 Insurance, health and pension plans regulation

4.B.70.03-01 Principal regulatory agencies

4.B.70.03-01.01 CNSP

The CNSP is the governmental regulatory body responsible for defining the guidelines and standards of private insurance policies in Brazil, covering insurance, open pension, capitalization and reinsurance. The collegiate board regulates the constitution and operation of supervised entities, establishes technical, accounting and capital requirements, regulates contracts and operations of the sector and guides the activity of brokers and brokerage companies.

4.B.70.03-01.02 SUSEP

The SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance by insurance companies, insurance brokers and insured individuals. SUSEP has, among others, the main functions of regulating and supervising the market, defining operational conditions and capital requirements, supervising technical reserves, applying sanctions and ensuring stability, solvency and consumer protection in supervised markets.

4.B.70.03-01.03 ANS

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, and is an agency that regulates, standardizes, controls and supervises activities which ensure the qualification of health care in the supplemental health sector.

The main objectives of the ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote the prevention of diseases in the sector in which it operates. Thus, among its main functions are to define regulatory guidelines of the sector, supervise health plan operators, promote qualification and prevention actions, and coordinate policies and initiatives together with other institutions.

4.B.70.03-02 Insurance regulation

Decree No. 73/66 established the regulatory framework of the insurance sector in Brazil and created the CNSP, responsible for defining the guidelines of the private insurance policy, and SUSEP. The insurance operation depends on previous authorization from SUSEP, as well as the specific approval to market each of its products.

The recent Law No. 15,040/24 establishes private insurance rules and revokes the previous provisions of the Brazilian Civil Code and amends Decree No. 73/66, seeking to ensure that insurers protect the legitimate interests of the insured and beneficiaries from predetermined risks by paying a premium. The main points of the law include (i) transparency strengthening in contractual relations; (ii) adjustments in claim regulation; and (iii) requirement of prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. This law came into force in December 2025, and is still pending, on the date of this annual report, part of the sub-legal regulation necessary for its full implementation.

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

103 – Form 20-F 2025 | Bradesco

Currently, insurance companies must maintain technical provisions, according to the criteria established by the CNSP. Investments that guarantee coverage of technical provisions need to be diversified and meet certain liquidity, solvency and security criteria. Insurance companies are subject to several rules and conditions imposed by the CMN on the investment intended to cover technical provisions.

It is forbidden for insurance companies, among others, to (i) carry out activities typical of financial institutions, such as the concession of credit or the provision of financial guarantees outside the insurance scope; (ii) carry out transactions with securities beyond the assumptions and limits provided for in the applicable regulation; and (iii) make investments in disagreement with the criteria, limits and classes of assets established by the CMN, CNSP and SUSEP, including with regard to overseas investments.

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

Currently, the main regulations governing the matter are CNSP Resolution No. 451/22, which provides for the operations of transfer and acceptance of reinsurance and retrocession and its intermediation, as well as on the operations of coinsurance, on foreign currency transactions and insurance contracts abroad and SUSEP Circular No. 683/22, which provides for the operational procedures applicable to situations regulated by the aforementioned CNSP Resolution No. 451/22. These rules regulate the operational procedures related to the preferential offer to local reinsurance companies, maintaining the percentages established in the legislation and providing that, for the purposes of their compliance, the insurance company should conduct formal consultation with one or more local reinsurance companies of their free choice, in accordance with the current regulations.

Resolution No. 432/21, as amended, regulates: technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and the Audit Committee applicable to insurance companies, open pension fund entities (EAPCs), capitalization companies and reinsurance companies.

Insurance companies do not submit to the ordinary bankruptcy procedures applicable to corporate companies in general. In case of deterioration of their economic and financial situation, they are subject to special supervision and resolution regimes administered by SUSEP, including preventive prudential measures, fiscal management and extra-judicial liquidation. CNSP Resolution No. 444/22 provides for preventive prudential measures aimed at preserving the stability and soundness of the National Private Insurance System, the National Capitalization System and the Supplementary Pension System and ensuring the solvency, liquidity and regular functioning of those supervised. Extra-judicial liquidation can be decreed voluntarily or compulsorily.

Resolution No. 383/20 issued by CNSP in March 2020, as amended, established that insurance companies, EAPCs, capitalizations companies and local reinsurance companies must record their operations of insurance, open pension plan, capitalization and reinsurance, as the case may be, in a registration system which has been previously approved by SUSEP and which is managed by a registration entity accredited by SUSEP, in order to enhance the control of the operations carried out by these companies.

There are currently no restrictions on foreign investment in insurance companies.

4.B.70.03-03 Health insurance

Health insurance and private health plans are regulated by Law No. 9,656/98, and subsequent amendments, which we know as the “Health Plan Law”, which establishes the general provisions applicable to health plan operators and products operated by them, including insurance companies specialized in health care plans, according to Law No. 10,185/01.

104 – Form 20-F 2025 | Bradesco

ANS is responsible, for example, for the regulation and supervision of the activities of private health care plan operators and to ensure compliance with the standards related to their operation.

Until 2001, SUSEP had authority over insurance companies who were authorized to offer private health care plans. Since Law No. 10,185/01, competence has been transferred to the ANS, so that only insurance companies specialized in private health care plans could offer such products. To cover this legal requirement, we constituted Bradesco Saúde in 1999. Under applicable law, insurance companies specialized in health insurance continue to be subject to the rules regarding the investment of the assets that guarantee the technical provisions, as issued by the CMN.

4.B.70.03-04 Pension plans

EAPCs and insurance companies operating pension plans are subject, for inspection and control purposes, to the authority of the CNSP and SUSEP and, with regard to investments and management of assets that guarantee technical provisions, the CMN, CVM and the Central Bank of Brazil may issue regulations pertaining to supplementary pension funds.

Supplementary pension entities must set aside reserves and technical provisions as collateral for their liabilities acquired from the participants, assisted and beneficiaries.

EAPCs and insurance companies have been permitted to create, trade and operate investment funds with segregated assets since January 2006, whose operation required specific regulation of SUSEP and CVM. Currently CVM Resolution No. 175/22 regulates the constitution, operation and disclosure of information of investment funds linked exclusively to open supplementary pension plans, as well as the provision of services to the funds.

As part of the guarantees to be provided, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. The CMN Resolution No. 4,993/22 provides for the rules governing the investment of technical reserve resources by provisions and funds of insurance companies, capitalization companies, EAPCs and local reinsurers, and the investment of resources required in Brazil to guarantee the obligations of reinsurers admitted and on the portfolio of Individual Scheduled Retirement Funds (FAPI) and was later amended by CMN Resolution No. 5,016/22.

At the same time, CNSP edited CNSP Resolution No. 432/21, which, among various subjects, also regulates the investments by insurance companies, EAPCs, capitalization companies and local reinsurance companies.

Currently, CNSP Resolution No. 463/24, CNSP Resolution No. 464/24, SUSEP Circular No. 698/24 and SUSEP Circular No. 699/24, and Supplementary Law No. 109/01, regulate the Pension Plan activity.

4.B.70.03-05 Reinsurance

The reinsurance market in Brazil is regulated by a set of legal and inflexible rules that govern both the assignment and the acceptance of risks, as well as the operational limits applicable to insurance companies and reinsurance companies.

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract out reinsurance or retrocession operations to unauthorized reinsurers to operate in Brazil, when local and foreign reinsurers lack sufficient capacity.

Currently, pursuant to Decree No. 10,167/19, Brazilian law provides that the insurance companies or the cooperative society may concede to occasional reinsurers up to 95% of premiums ceded in reinsurance, calculated based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

105 – Form 20-F 2025 | Bradesco

Previously, certain minimum limits were established by SUSEP for the transfer of risks to local reinsurers, as well as maximum limits for certain lines, for the transfer of risks to companies in the same financial conglomerate based abroad. Currently, CNSP Resolution No. 451/22 indicates that, for the purposes of fulfilling the preferential offer related to Brazilian reinsurers, the insurance company must observe the percentage established in the current legislation, applicable to each automatic or optional contract. In addition, it establishes that insurance companies should submit to SUSEP, by March 31 of the following calendar year, technical justification for a percentage of reinsurance assignment in excess of 90%, considering the totality of their operations, per calendar year. In addition, reinsurance and retrocession operations carried out between companies linked or belonging to the same financial conglomerate must occur under balanced conditions of competition, and the parties involved will be responsible for demonstrating compliance with these conditions.

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

4.B.80 Taxes on our main transactions

4.B.80.01 Taxes on financial operations (IOF)

4.B.80.01-01 Loan operations

The loans subject to IOF have as their taxable event the placement of the obligation amount or its delivery to borrowers.

The applicable daily IOF rate is 0.0082% on the principal amount made available to the borrower, whether an individual or a legal entity. For fixed-principal loan operations, the daily charge cannot exceed the equivalent of the investment amount multiplied by 365 days. For revolving credit facilities, the calculation is based on the sum of daily outstanding balances, determined on the last day of each month.

Since January 2008, loan operations and advances have also been subject to an additional flat IOF rate of 0.38%, regardless of the loan term. Accordingly, for fixed-principal loans to legal entities, the maximum effective IOF rate is 3.373% (the daily rate multiplied by 365 days, plus 0.38%).

IOF applies to loan operations between residents of Brazil and to transactions where the creditor is resident in Brazil, even if the debtor is abroad. However, IOF does not apply when the creditor is abroad and the debtor is in Brazil, without prejudice to the application of IOF on foreign exchange transactions.

4.B.80.01-02 Insurance operations

IOF levied on insurance operations has as its taxable event the receipt of premium. The main applicable rates are as follows:

•	0.0% for: (i) reinsurance operations; (ii) mandatory insurance, linked to residential loans by SFH; (iii) insurance operations for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to life insurance plans with survival coverage; and (vi) guarantee insurance, among others;
•	0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships;
•	2.38% for private health insurance business;
106 – Form 20-F 2025 | Bradesco

•	5% of the contributions to the cost of a life insurance plan with survival coverage paid by individuals from January 1, 2026, provided that the sum of the amounts contributed in all insurance plans of the policyholder in the year, even if of different insurance companies, is more than R$600,000.00, only on the value that exceeds R$600,000.00 per annum; and
•	7.38% for all other insurance transactions.

As of 2027, in addition to the fact that there is no constitutional basis for the IOF-Insurance, insurance operations will be qualified as “financial services” for the purposes of taxation by the Goods and Services Tax (IBS) and the Goods and Services Contribution (CBS). For more information on this new regime, see item “3 3.D Risk Factors - 3.D.10.01-07 Changes in taxes and other fiscal assessments may adversely affect us”.

4.B.80.02 Income tax and social contribution on profit

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net income, known as CSLL. Both are calculated on the basis of adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate of around 25.0%. Regarding the Social Contribution we have three rates in force: 20% for banks, 15% for financial institutions (non-banking) and 9% for non-financial companies.

It is important to note that legal entities in Brazil are taxed on their worldwide income, and not only on income generated exclusively in Brazil.

In 2024, through Law No. 15,079/24, Brazil incorporated the "GloBE Rules," a model established by the OECD that introduces a minimum effective tax rate of 15% on profits for multinational groups with annual revenue exceeding 750 million euros (approximately R$4.8 billion). This legislation adopts the Qualified Domestic Minimum Top-up Tax ("QDMTT"), which prioritizes the jurisdiction where profits were generated by imposing a minimum tax on income. In the event that we tax our profit at an effective rate lower than 15%, we must collect an additional CSLL to reach the required minimum. In 2025, we did not have any collection of additional CSLL.

4.B.80.03 PIS and COFINS

PIS and COFINS are federal taxes levied on gross revenues of legal entities. Some revenues are excluded from the calculation basis, such as dividends, the result of holdings in non-consolidated companies, profit in the sale of non-circulating assets and, generally, export revenues. Revenue corresponding to the receipt of interest on own capital is subject to the incidence of PIS and COFINS.

In 2002 (PIS) and 2003 (COFINS), the government implemented the non-cumulative collection system, allowing the discount of credits related to certain operations, with consequent increase in rates. As of May 2004, collection on the import of goods or services was introduced.

The rates of PIS and COFINS on financial revenues of legal entities subject to the non-cumulative regime are currently 0.65% and 4.0%, respectively (Decree No. 8,426/15). The zero rate is the financial revenue resulting from exchange rate changes in exports and hedge operations carried out on the stock exchange or on organized OTC market (Decree No. 8,451/15).

Financial institutions remain subject to PIS and COFINS by the "cumulative" system, without discount of credits (Article 10, I, Law No. 10,833/03), but may exclude certain expenses from the calculation basis (such as expenses of financial intermediation and claims indemnities). As such, the applicable rates are 0.65% (PIS) and 4.0% (COFINS).

After the end of the transition process of the Tax Reform (2026-2033), PIS and COFINS will be replaced by the CBS, according to Constitutional Amendment No. 132/23 and Complementary Law No. 214/25. It is not possible to estimate the impacts of implementation of the Tax Reform on the company’s operations. For more information on this new regime, see item “3.D Risk Factors - 3.D.10.01-07 Changes in taxes and other fiscal assessments may adversely affect us”.

107 – Form 20-F 2025 | Bradesco

4.B.80.04 Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

We maintain the commitment to observe the laws and regulations applicable to our business, strictly complying with the criteria established by the international treaties FATCA and CRS, which aim to combat tax evasion, money laundering and terrorist financing.

FATCA, established by the United States government to identify financial accounts of U.S. taxpayers residing in other countries, was incorporated in Brazil by Decree No. 8,506/15, of the Executive Branch.

The CRS, developed under the coordination of the OECD (Organization for Economic Co-operation and Development) with the participation of the main countries of the world, was regulated in Brazil by the Federal Revenue Service through Normative Instruction No. 1,680/16. Like FATCA, CRS aims to identify financial accounts of foreign taxpayers belonging to countries that are signatories to the agreement.

To meet national and international requirements, we have established internal Compliance standards that ensure transparency of information and implement effective measures to control, monitor and continuously improve processes.

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

108 – Form 20-F 2025 | Bradesco

4.B.100 SELECTED STATISTICAL INFORMATION

The selected statistical information shown in this section is derived from our accounting books and records, which are the basis for preparing our audited consolidated financial statements in accordance with IFRS Accounting Standards.

We have included the following information for analytical purposes. For a more complete understanding, for the years ending December 31, 2025, 2024, and 2023, this information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our consolidated financial statements in “Item 18. Financial Statements”.

109 – Form 20-F 2025 | Bradesco

4.B.100.01 Average Statement of Financial Position and Yield Data

The following tables present the average balances of our interest-earning assets and interest-bearing liabilities, and non interest-earning assets and non interest-bearing liabilities, related interest income and expenses, and the average rate for each period. The interest accrued on Brazilian financial assets and liabilities comprise both fixed interest rates and any monetary correction. Monetary correction may be the result of changes to an inflation index, changes to foreign exchange rates (usually against the U.S. dollar) or changes to other floating interest rates. The fixed interest rate and monetary correction accrue at the end of each month to the principal balance of each operation. The updated value then becomes the new basis for the accrual of the following month’s fixed interest rate and monetary correction.

In this section, we refer to each of interest and similar income and interest and similar expense, including other amounts such as fair value adjustment to trading securities and derivative financial instruments and foreign exchange gains and losses on financial assets and financial liabilities, as financial income and financial expense. In this section, the average balances are calculated as the average of twelve-monthly averages (where each monthly average is calculated as the sum of the balance at the end of the current and prior month divided by two). The average rate for each of the periods indicated has been calculated based on the interest and similar income (or expense) for the period, divided by the average balances.

➢	Interest-earning and non-interest earning assets
As of and for the year ended December 31,	R$ in thousands, except %
	2025			2024			2023
	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-earning assets
Financial assets at fair value through profit or loss	440,072,220	52,873,127	12.0%	358,109,730	27,842,234	7.8%	329,916,678	28,363,663	8.6%
Financial assets at fair value through other comprehensive income	126,865,196	13,719,216	10.8%	210,390,801	24,537,302	11.7%	200,721,638	16,906,668	8.4%
Financial assets at amortized cost	253,759,850	32,407,932	12.8%	184,945,971	20,118,794	10.9%	184,953,791	25,277,210	13.7%
Loans and advances to banks	211,129,632	36,244,964	17.2%	176,390,408	27,775,382	15.7%	150,828,467	28,323,764	18.8%
Loans and advances to customers	714,418,608	119,910,827	16.8%	665,696,054	102,544,122	15.4%	636,390,316	102,617,786	16.1%
Compulsory deposits with the Central Bank	103,319,030	11,905,271	11.5%	101,402,567	8,894,336	8.8%	95,234,018	9,943,391	10.4%
Other interest-earning assets	109,830	52,008	-	110,419	21,547	-	101,068	25,992	-
Total interest-earning assets	1,849,674,366	267,113,345	14.4%	1,697,045,950	211,733,717	12.5%	1,598,145,976	211,458,474	13.2%
Non-interest-earning assets
Cash and balances with banks	17,046,984	-	-	18,487,553			19,701,167
Compulsory deposits with the Central Bank	17,012,576	-	-	25,601,111	-	-	19,410,897	-	-
Financial assets available for sale (shares)	20,680,919	-	-	19,422,626	-	-	19,492,990	-	-
Non-performing loans and advances to customers (1)	30,044,414	-	-	35,366,886	-	-	40,894,885	-	-
Investments in associates and joint ventures	12,303,627	-	-	10,353,499	-	-	9,365,720	-	-
Premises and equipment, net	9,286,394	-	-	10,663,767	-	-	11,558,601	-	-
Intangible assets and goodwill, net	24,047,629	-	-	22,795,807	-	-	19,836,394	-	-
Current and deferred income tax	119,101,501	-	-	109,041,427	-	-	101,970,451	-	-
Other non-interest-earning assets	99,530,361	-	-	92,172,700	-	-	77,457,313	-	-
Total non-interest-earning assets	349,054,405	-	-	343,905,376	-	-	319,688,418	-	-
Expected loss on loans and advances	(47,503,696)	-	-	(46,917,379)	-	-	(55,147,243)	-	-
Total assets	2,151,225,075	-	-	1,994,033,947	-	-	1,862,687,151	-	-

(1)Over 90 days past due.

110 – Form 20-F 2025 | Bradesco

➢	Interest-bearing and non-interest-bearing liabilities
As of and for the year ended December 31,	R$ in thousands, except %
	2025			2024			2023
	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate
Interest-bearing liabilities
Savings deposits	126,483,184	9,041,498	7.1%	130,078,185	7,977,114	6.1%	129,189,256	9,017,597	7.0%
Time deposits (1)	493,232,274	47,663,471	9.7%	445,762,404	36,525,027	8.2%	424,465,761	44,206,372	10.4%
Securities sold under agreements to repurchase	302,570,320	38,659,676	12.8%	284,206,503	29,159,155	10.3%	252,162,308	31,529,801	12.5%
Borrowing and on-lending	68,366,424	7,858,916	11.5%	57,204,642	7,768,802	13.6%	50,430,934	5,834,892	11.6%
Securities issued	281,006,523	32,910,202	11.7%	254,247,051	26,420,100	10.4%	231,100,602	25,887,914	11.2%
Subordinated debt	56,807,177	8,397,038	14.8%	51,982,186	6,378,786	12.3%	49,562,546	7,007,236	14.1%
Insurance contracts liabilities	399,368,446	49,312,952	12.3%	382,989,590	30,050,169	7.8%	341,187,944	32,892,243	9.6%
Total interest-bearing liabilities	1,727,834,348	193,843,753	11.2%	1,606,470,561	144,279,153	9.0%	1,478,099,351	156,376,055	10.6%
Non-interest-bearing liabilities
Demand deposits	33,635,697	-	-	43,798,351	-	-	46,551,331	-	-
Other non-interest-bearing liabilities	215,834,279	-	-	176,944,542	-	-	173,069,018	-	-
Total non-interest-bearing liabilities	249,469,976	-	-	220,742,893	-	-	219,620,349	-	-
Total liabilities	1,977,304,324	-	-	1,827,213,454	-	-	1,697,719,700	-	-
Equity attributable to controlling shareholders	173,400,853	-	-	166,248,794	-	-	164,367,077	-	-
Non-controlling interest	519,898	-	-	571,699	-	-	600,374	-	-
Total equity and liabilities	2,151,225,075	-	-	1,994,033,947	-	-	1,862,687,151	-	-

(1) Includes interbank deposits.

111 – Form 20-F 2025 | Bradesco

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

As of and for the year ended December 31,	R$ in thousands
	2025/2024
	Increase/(decrease) due to changes in
	Average volume (1)	Average yield/rate (1)	Net change (1)
Interest-earning assets
Financial assets at fair value through profit or loss	7,399,724	17,631,169	25,030,893
Financial assets at fair value through other comprehensive income	(9,142,281)	(1,675,805)	(10,818,086)
Financial assets at amortized cost	8,373,227	3,915,911	12,289,138
Loans and advances to banks	5,808,691	2,660,891	8,469,582
Loans and advances to customers	7,807,600	9,559,105	17,366,705
Compulsory deposits with the Central Bank	171,095	2,839,840	3,010,935
Other interest-earning assets	(116)	30,577	30,461
Total interest-earning assets	20,417,940	34,961,688	55,379,628
Interest-bearing liabilities
Savings deposits	(225,687)	1,290,071	1,064,384
Time Deposits	4,252,446	6,885,998	11,138,444
Securities sold under agreements to repurchase	1,980,462	7,520,059	9,500,521
Borrowing and on-lending	1,385,592	(1,295,478)	90,114
Securities issued	2,940,769	3,549,333	6,490,102
Subordinated debt	629,885	1,388,367	2,018,252
Insurance contracts liabilities	1,336,266	17,926,517	19,262,783
Total interest-bearing liabilities	12,299,733	37,264,867	49,564,600

(1) The amounts set out in the table are calculated as follows:

•	Net change is calculated according to the following formula: (interest and similar income interest and similar expenses of current period – interest and similar income or interest and similar expenses of the prior period).
•	Average volume represents the change in interest and similar income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in volumes and is calculated according to the following formula: (change in the average volume x average rate of the prior period).
•	Average yield/rate represents the change in interest income (interest-earning assets) or interest and similar expenses (interest-bearing liabilities) as a result of fluctuations in rates, calculated according to the following formula: (change in the average rate x average volume of the prior period).
•	Subsequently, the Average volume and Average yield/rates calculated as set out above are adjusted to reflect the difference between the total net changes and the sum of the two amounts. This adjustment is made in proportion to the absolute values of the Average volume and Average yield/rate, calculated as set out above.

4.B.100.03 Net interest margin

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest income with net interest margin for the periods indicated:

As of and for the year ended December 31,	R$ in thousands, except %
	2025	2024	2023
Average balance of interest-earning assets (A)	1,849,674,366	1,697,045,950	1,598,145,976
Average balance of interest-bearing liabilities	1,727,834,348	1,606,470,561	1,478,099,351
Net interest margin (B)	73,269,592	67,454,564	55,082,419
Interest rate on the average balance of interest-earning assets (C)	14.4%	12.5%	13.2%
Interest rate on the average balance of interest-bearing liabilities (D)	11.2%	9.1%	10.6%
Net yield on interest-earning assets (C-D)	3.2%	3.5%	2.7%
Net interest margin (B/A)	4.0%	4.0%	3.4%
112 – Form 20-F 2025 | Bradesco

4.B.100.04 Investments in debt securities

The following table shows the weighted average income rates and maturities of our investments in debt securities classified as financial assets at fair value through profit or loss, at fair value through other comprehensive income, and amortized cost. For more information on the treatment of our assets, see notes 8, 9 and 12 of our consolidated financial statements included in “Item 18. Financial Statements”. As of December 31, 2025, we did not have relevant tax-exempt portfolios.

The average yield is calculated as follows: Nominal value * interest rate * outstanding maturity

Nominal value * remaining maturity

As of December 31, 2025	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets at fair value through profit or loss
Brazilian government securities	69,809,627	14.9%	277,446,192	14.8%	39,544,515	13.4%	8,233,829	11.4%	395,034,163	14.2%
Corporate debt and marketable equity securities	4,091,702	10.2%	18,271,819	11.7%	19,198,000	12.2%	4,344,764	14.6%	45,906,285	13.3%
Bank debt securities	21,000,834	12.9%	22,030,069	13.8%	336,315	9.7%	-	-	43,367,218	13.6%
Foreign government securities	66,555	7.0%	-	-	-	-	-	-	66,555	7.0%
Brazilian sovereign bonds	-	-	-	-	91,022	5.5%	97,977	5.7%	188,999	5.6%
Total financial assets at fair value through profit or loss	94,968,718		317,748,080		59,169,852		12,676,570		484,563,220
Financial assets at fair value through other comprehensive income
Brazilian government securities	19,027,498	14.7%	34,976,631	14.3%	30,741,260	13.0%	21,939,805	11.4%	106,685,194	13.7%
Brazilian sovereign bonds	821,425	6.0%	6,164,209	4.8%	861,694	6.2%	-	-	7,847,328	5.1%
Corporate debt securities	720,236	11.2%	3,661,865	16.0%	3,226,769	15.7%	1,048,034	16.0%	8,656,904	15.7%
Bank debt securities	-	-	1,638,379	8.0%	148,144	7.0%	2,227	7.0%	1,788,750	8.0%
Foreign government securities	7,858,952	7.0%	-	-	7,921	7.0%	311,058	7.0%	8,177,931	7.0%
Total financial assets at fair value through other comprehensive income	28,428,111		46,441,084		34,985,788		23,301,124		133,156,107
Financial assets at amortized cost
Brazilian government securities	33,703,386	14.8%	72,569,843	13.1%	9,482,881	13.0%	23,438,936	11.4%	139,195,046	12.5%
Bank debt securities and corporate debt securities	21,187,913	15.1%	66,052,306	17.1%	31,823,721	14.3%	1,287,587	14.7%	120,351,527	15.8%
Total financial assets at amortized cost	54,891,299		138,622,149		41,306,602		24,726,523		259,546,573
Total	178,288,128		502,811,313		135,462,242		60,704,217		877,265,900
113 – Form 20-F 2025 | Bradesco

4.B.100.05 Loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated. The majority of our loans and advances are denominated in reais and indexed to fixed or floating interest rates. A smaller portion of them is denominated in/or indexed to the U.S. dollar:

As of December 31, 2025	R$ in thousands
	Due in 1 year or less	Due after 1 year up to 5 years	Due after 5 years up to 15 years	Due after 15 years	Total of Loans and advances to customers
Companies	114,301,455	201,470,074	23,125,765	11,548,497	350,445,791
Financing and On-lending	37,531,738	73,079,825	15,465,684	11,499,572	137,576,819
Financing and export	16,593,484	16,848,240	1,322,066	-	34,763,790
Housing loans	2,636,594	11,551,672	9,223,318	11,499,572	34,911,156
Onlending BNDES/Finame	3,398,862	17,673,789	3,402,422	-	24,475,073
Vehicle loans	1,811,278	21,022,075	241,095	-	23,074,448
Import	12,797,409	185,493	3,298	-	12,986,200
Leases	294,111	5,798,556	1,273,485	-	7,366,152
Borrowings	60,474,197	127,702,267	7,655,569	48,925	195,880,958
Working capital	28,987,063	107,336,821	7,316,270	270	143,640,424
Rural loans	3,874,004	9,160,081	290,407	-	13,324,492
Other	27,613,130	11,205,365	48,892	48,655	38,916,042
Limit operations (1)	16,295,520	687,982	4,512	-	16,988,014
Individuals	107,184,333	134,151,744	98,882,554	100,803,732	441,022,363
Financing and On-lending	3,213,961	44,407,203	13,853,373	100,074,273	161,548,810
Housing loans	313,592	975,802	11,262,810	100,074,074	112,626,278
Vehicle loans	2,351,553	39,349,420	96,594	199	41,797,766
Onlending BNDES/Finame	493,259	3,695,285	2,428,105	-	6,616,649
Other	55,557	386,696	65,864	-	508,117
Borrowings	21,733,137	82,456,185	84,791,420	729,459	189,710,201
Personal credit	10,279,629	70,288,244	84,156,581	552,686	165,277,140
Rural loans	10,115,028	7,115,536	449,309	1,073	17,680,946
Other	1,338,480	5,052,405	185,530	175,700	6,752,115
Limit operations (1)	82,237,235	7,288,356	237,761	-	89,763,352
Total loans and advances to customers	221,485,788	335,621,818	122,008,319	112,352,229	791,468,154

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

114 – Form 20-F 2025 | Bradesco

As of December 31, 2025	Predetermined interest rates	Floating interest rates
Companies	96,092,704	140,051,632
Financing and On-lending	61,350,216	38,694,865
Financing and export	11,500,329	6,669,977
Housing loans	32,109,926	164,636
Onlending BNDES/Finame	11,867,234	9,208,977
Vehicle loans	274,865	20,988,305
Import	150,117	38,674
Leases	5,447,745	1,624,296
Borrowings	34,742,323	100,664,438
Working capital	33,021,337	81,632,024
Rural loans	-	9,450,488
Other	1,720,986	9,581,926
Limit operations (1)	165	692,329
Individuals	114,841,012	218,997,018
Financing and On-lending	113,541,488	44,793,361
Housing loans	111,770,077	542,609
Vehicle loans	-	39,446,213
Onlending BNDES/Finame	1,444,202	4,679,188
Other	327,209	125,351
Borrowings	1,297,972	166,679,092
Personal credit	448,848	155,186,482
Rural loans	-	7,565,918
Other	849,124	3,926,692
Limit operations (1)	1,552	7,524,565
Total loans and advances to customers	210,933,716	359,048,650

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

➢	Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are denominated in U.S. dollars and made to subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 2.6% of our total assets over the last three years (this percentage was calculated as the average balance of cross-border loans and advances to customers as of December 31, 2025, December 31, 2024 and December 31, 2023, divided by the average total assets over the same periods.). We believe that there are no significant cross-border risks in these transactions, since a substantial part of the related credit risk is guaranteed by the borrower’s parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 1.5% of our total assets over the last three years (this percentage was calculated as the average balance of cross-border investments in securities as of December 31, 2025, December 31, 2024 and December 31, 2023, divided by the average total assets over the same periods).

➢	Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, part of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to, and denominated in, foreign currency, consist of onlending of Eurobonds and export and import financing, and represented 9.1% in 2025, 8.4% in 2024 and 5.7% in 2023, of our portfolio of loans and advances. In many cases, our clients hold derivative instruments to minimize foreign exchange rate variation risk.

115 – Form 20-F 2025 | Bradesco

4.B.100.06 Expected credit losses on loans and advances

The following table shows the movement of the allocation for expected credit losses of loans and advances for the periods indicated. We did not identify material changes in the ratios between the years ended December 31, 2025, 2024 and 2023.

As of December 31,	R$ in thousands, except %
	2025				2024				2023
	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers	Write-offs, Net of Recoveries	% Net write-offs / average balance of Loans and Advances to Customers	Expected credit losses for loans and advances	% Expected Credit Loss / Total Loans and Advances to Customers
Companies	(8,278,520)	(1.2)%	17,340,053	2.1%	(7,249,551)	(1,1)%	20,253,698	2.8%	(12,859,019)	(2.0)%	23,164,097	3.7%
Financing and On-lending	(395,627)	(0.1)%	3,075,403	0.4%	(926,042)	(0,1)%	3,912,311	0.5%	(866,954)	(0.1)%	3,953,301	0.6%
Financing and export	(79,828)	-	1,556,514	0.2%	(50,203)	-	1,707,486	0.2%	(197,994)	-	1,168,050	0.2%
Housing loans	(7,655)	-	58,202	-	(471,584)	(0,1)%	391,765	0.1%	(584)	-	1,015,157	0.2%
Onlending BNDES/Finame	(193,829)	-	697,137	0.1%	211,443	-	901,191	0.1%	(195,405)	-	960,220	0.2%
Vehicle loans	(164,138)	-	610,413	0.1%	(624,450)	(0,1)%	732,534	0.1%	(468,636)	(0.1)%	689,494	0.1%
Import	52,103	-	57,664	-	3,908	-	69,483	-	(549)	-	33,699	-
Leases	(2,280)	-	95,473	-	4,844	-	109,852	-	(3,786)	-	86,681	-
Borrowings	(6,687,843)	(0.9)%	12,315,937	1.6%	(4,720,826)	(0,7)%	14,773,479	2.1%	(10,601,308)	(1.7)%	17,235,340	2.7%
Working capital	(2,759,470)	(0.4)%	4,944,556	0.6%	(3,956,002)	(0,6)%	4,303,495	0.6%	(4,196,421)	(0.7)%	7,322,214	1.2%
Rural loans	(5,538)	-	66,926	-	8,089	-	81,732	-	7,852	-	64,786	-
Other	(3,922,835)	(0.5)%	7,304,455	0.9%	(772,913)	(0,1)%	10,388,252	1.4%	(6,412,739)	(1.0)%	9,848,340	1.6%
Limit operations (1)	(1,195,050)	(0.2)%	1,948,713	0.2%	(1,602,683)	(0,2)%	1,567,908	0.2%	(1,390,757)	(0.2)%	1,975,456	0.3%
Individuals	(20,397,134)	(2.9)%	32,753,229	4.1%	(21,486,118)	(3,2)%	31,309,219	4.3%	(22,870,157)	(3.6)%	30,497,713	4.8%
Financing and On-lending	(750,854)	(0.1)%	3,572,128	0.5%	(953,903)	(0,1)%	2,490,271	0.3%	(910,419)	(0.1)%	2,286,064	0.4%
Housing loans	(30,638)	-	1,007,838	0.1%	(68,358)	-	920,569	0.1%	41,932	-	889,074	0.1%
Vehicle loans	(472,275)	(0.1)%	2,121,306	0.3%	(417,675)	(0,1)%	1,276,734	0.2%	(441,200)	(0.1)%	1,198,585	0.2%
Onlending BNDES/Finame	(248,649)	-	436,137	0.1%	(66,053)	-	290,571	-	(13,807)	-	195,659	-
Other	708	-	6,847	-	(401,817)	(0,1)%	2,397	-	(497,344)	(0.1)%	2,746	-
Borrowings	(11,222,999)	(1.6)%	17,903,699	2.3%	(9,498,648)	(1,4)%	17,886,826	2.5%	(12,429,603)	(1.9)%	15,246,639	2.4%
Personal credit	(7,313,801)	(1.0)%	9,874,150	1.2%	(6,420,410)	(1,0)%	8,019,591	1.1%	(8,137,875)	(1.3)%	8,234,728	1.3%
Rural loans	(241,657)	-	1,032,807	0.1%	(152,898)	-	634,552	0.1%	5,076	-	149,256	-
Other	(3,667,541)	(0.5)%	6,996,742	0.9%	(2,925,340)	(0,4)%	9,232,683	1.3%	(4,296,804)	(0.7)%	6,862,655	1.1%
Limit operations (1)	(8,423,281)	(1.2)%	11,277,402	1,4%	(11,033,567)	(1,7)%	10,932,122	1.5%	(9,530,135)	(1.5)%	12,965,010	2.1%
Total	(28,675,654)	(4.0)%	50,093,282	6.3%	(28,735,669)	(4,3)%	51,562,917	7.2%	(35,729,176)	(5.6)%	53,661,810	8.5%

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit cards, whose limits are automatically recomposed as the amounts used are paid.

116 – Form 20-F 2025 | Bradesco

➢	Write-offs

The whole or part of a financial asset is written off against the related provision for expected loan losses when there is no reasonable expectation of recovery. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recovery of amounts previously written-off is recognized In the statement of income.

For more information on our categorization of loans, see “4.B.70 Regulation and Supervision – 4.B.70.02 Bank Regulations – 4.B.70.02-11 Treatment of Loans and Advances”.

4.B.100.07 Deposits

For the average value and the average rate paid in each category of deposits, see item “4.B.100.01 Average Statement of Financial Position and Yield Data”. For additional information regarding types of our deposits, see “Item 4.B.30.01-02.01 Deposit accounts.”

Total deposits from foreign depositors are not material for the years ended December 31, 2025, 2024, and 2023.

➢	Uninsured deposits

For the years ending December 31, 2025, 2024 and 2023, the amount of uninsured deposits, for the products with FGC guarantee, which are not covered by the FGC, was R$487.2 billion, R$423.1 billion and R$409.7 billion, respectively.

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

The following table shows the values of the time deposits that exceed the FGC insured amount by maturity as of December 31, 2025.

As of December 31, 2025	R$ in thousands
Time deposits exceeding the maximum insured
Maturity in 3 months or less	4,410,270,387
Maturity from 3 months to 6 months	2,327,774,403
Maturity from 6 months to 12 months	5,272,137,615
Maturity after 12 months	422,041,190,101
Total	434,051,372,506
117 – Form 20-F 2025 | Bradesco

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or “Nova Cidade de Deus”. Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see “Item 7.A. Major Shareholders”. For further information about our significant subsidiaries as of December 31, 2025, see Exhibit 8.1 to this annual report.

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses, and our voting and ownership interest in each of them as of December 31, 2025. With the exception of Bradesco Europa, Bradesco Grand Cayman Branch, Bradesco New York Branch and Bradescard Mexico, the other significant subsidiaries are Brazilian entities. For more information related to the consolidation of our significant subsidiaries, see Note 2.a) to our consolidated financial statements in “Item 18. Financial Statements”.

118 – Form 20-F 2025 | Bradesco

4.D. Property, Plant and Equipment

As of December 31, 2025, we owned 736 properties and leased 2,777 properties throughout Brazil and 13 properties abroad, all of which we used in the operation of our branches and business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of five years.

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

The following table shows Brazilian inflation measured by IPCA, the appreciation/(depreciation) of the real against the U.S. dollar, the foreign exchange rate at the end of each year and the average foreign exchange rate for the periods indicated:

	In R$, except %
	2025	2024	2023
Inflation (IPCA)	4.3%	4.8%	4.6%
Appreciation/(depreciation) of the real against the U.S. dollar(1)	11.1%	(27.9)%	7.2%
Period-end exchange rate-US$1.00	5.5024	6.1923	4.8413
Average exchange rate-US$1.00 (2)	5.5679	5.4746	4.9950

(1) The percentage shows the appreciation or the depreciation of real vs. the U.S. dollar calculated over the period for one year from the date indicated; and

(2) The average exchange rate is the average of the closing exchange rates at the end of each month in the twelve-month period.
Sources: FGV and the Central Bank of Brazil.

The following table shows GDP variation in real terms, average base interest rates and average interbank interest rates for the periods indicated:

	2025	2024	2023
Change in real GDP (1)	2.3%	3.4%	3.2%
Average base interest rates (2)	14.3%	10.8%	13.2%
Average interbank interest rates (3)	14.3%	10.8%	13.2%

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

119 – Form 20-F 2025 | Bradesco

5.A.10.02 Effects of the global financial markets on our financial condition and operating results

The year 2025 was marked by great uncertainty in global trade and geopolitical relations, high tax expenditures in developed countries, massive investments in artificial intelligence (AI) and the weakness of the U.S. dollar against other currencies. Expectations that trade disputes could negatively affect the world economy and result in acceleration of inflation have not been confirmed, at least not in the expected intensity. In part, this is explained by the postponement of the collection of several of these tariffs, the agreements entered into with the U.S. and among the other countries. These uncertainties, however, combined with the increase in American public debt, contributed to the devaluation of the U.S. dollar throughout the year.

The performance of the U.S. economy surprised positively last year, driven by increased private investments and household consumption. At the same time, the impact of trade tariffs on US inflation was lower than expected, allowing the Fed to continue cutting the basic interest rate. The gradual slowdown of the Chinese economy throughout the year contributed to the process of global deflation, enabling other central banks around the world to also cut interest rates.

In 2026, geopolitical conflicts will continue to pose a risk to the global economy and international markets.

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

In the year ended December 31, 2025, our net interest income increased by 8.6% compared to the year ended December 31, 2024, to R$73,269 million in 2025 (R$67,455 million in 2024), as a result of increased interest and similar revenues, due to the higher interest rates in 2025 compared to 2024, in particular due to higher revenues from loans and advances to customers, financial assets at fair value through profit or loss and loans and advances to financial institutions.

The following tables show our foreign currency-denominated or indexed assets and liabilities as of the dates indicated:

120 – Form 20-F 2025 | Bradesco

As of December 31,	R$ in thousands
	2025	2024	2023
Assets
Cash and balances with banks	5,799,137	9,508,721	5,754,226
Financial assets at fair value through profit or loss	15,473,743	7,686,883	11,402,529
Financial assets at fair value through other comprehensive income	17,619,472	19,688,426	12,527,248
Financial assets at amortized cost	9,740,622	647,502	844,012
Loans and advances to banks	2,807,715	1,981,802	3,623,146
Loans and advances to customers	71,901,769	60,657,018	36,164,900
Non-recurring assets held for sale	39,431	-	-
Premises and equipment, net	130,891	155,707	86,089
Intangible assets and goodwill, net	173,993	107,293	53,397
Taxes to be offset	371,730	390,386	331,235
Deferred income tax assets	31,306	116,683	185,108
Other assets	2,163,542	44,326,915	21,149,882
Total assets	126,253,351	145,267,336	92,121,772
Off-balance sheet accounts – notional value
Derivatives
Futures	54,344,313	22,985,640	10,470,069
Forward	64,714,131	62,442,929	33,955,881
Options	9,616,237	3,949,723	1,498,591
Swap	521,032,423	319,020,245	39,455,258
Total assets with derivatives (a)	775,960,455	553,665,873	177,501,571

As of December 31,	R$ in thousands
	2025	2024	2023
Liabilities
Deposits from banks	55,231,530	57,022,037	24,096,631
Deposits from customers	72,554,578	49,639,393	34,301,273
Financial liabilities at fair value through profit or loss	3,947,843	3,950,924	2,084,560
Securities issued	11,417,683	9,521,533	7,368,531
Insurance contracts liabilities	21,363	17,735	17,444
Other reserves	153,718	184,615	148,564
Current income tax liabilities	120,493	165,629	40,257
Deferred income tax assets	84,285	90,151	56,300
Other liabilities	1,924,363	16,381,484	15,298,158
Total liabilities	145,455,856	136,973,501	83,411,718
Off-balance sheet accounts – notional value
Derivatives
Futures	30,741,161	48,246,297	39,459,745
Forward	45,530,533	46,463,548	27,988,676
Options	15,908,308	6,870,683	2,164,645
Swap	355,159,513	202,546,445	32,201,517
Total liabilities with derivative (b)	592,795,371	441,100,474	185,226,301
Net exposure (a-b)	183,165,084	112,565,399	(7,724,730)

We use swaps, futures contracts and other hedging instruments to minimize the potential impact of currency fluctuations on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2.d) (iii) and 7 to our consolidated financial statements in “Item 18. Financial Statements”.

5.A.10.04 Taxes

Our income tax expense consists of two federal taxes. For more information, see item “4.B.80.02 Income Tax and Social Contribution on Profit”.

Corporations based in Brazil may pay shareholders’ interest on shareholders’ equity as an alternative form of making dividend distributions, which can be deducted from the calculation of real profit and the basis of calculation of social contributions. Accordingly, we distribute interest on own capital as one of the mechanisms for shareholder remuneration, in compliance with applicable legislation and subject to the existence of sufficient profits and reserves. For further information on our tax expenses, see “Item 4.B. Business Overview – 4.B.70 Regulation and Supervision – 4.B.80 Taxes related to our activities – 4.B.80.02 Corporate Income Tax and Social Contribution on Net Profit”; “Item 10.B. Memorandum and Bylaws – 10.B.10 Group – 10.B.10.02 Allocation of net income and Distribution of Dividends”; and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.03 Interest on shareholders’ equity (JCP)”.

121 – Form 20-F 2025 | Bradesco

The following table shows the amount of income tax paid in the years ended December 31, 2025 and 2024 by each tax jurisdiction in which we operate overseas.

Brazil	R$ in thousands
	2025	2024
USA	210,037	161,613
Mexico	164,653	68,966
Cayman Islands	328,031	466,424
Luxembourg	7,740	8,218
Other	58	101
Total	710,519	705,322

5.A.10.05 Impact of material acquisitions and strategic alliances on our future financial performance

We believe that the acquisitions completed in recent years have the potential to contribute positively to the sustainable expansion of our activities, the strengthening of our competitive position, and the diversification of our revenue sources over the medium and long term. These initiatives are aligned with our growth strategy, which aims to expand the reach of our products and services, capture operational, technological, and commercial synergies, and access new markets and customer segments.

However, the expected benefits from these acquisitions depend on a number of factors, many of which are beyond our control or subject to a high degree of uncertainty. These factors include, among others, our ability to successfully integrate the operations, systems, processes, organizational cultures, and teams of the acquired or partner entities; the effective realization of the projected synergies within the originally anticipated timeframes; the retention of customers, key employees, and strategic partners; and the ongoing compliance of these operations with applicable regulatory and compliance requirements.

In addition, the realization of the estimated financial gains resulting from these transactions may be affected by adverse macroeconomic conditions, fluctuations in financial markets, changes in consumer behavior, accelerated technological developments, as well as potential legal, tax, or regulatory contingencies related to the acquired entities or the alliances established, even if such contingencies were not identified at the time the transactions were executed.

As a result, although these acquisitions and strategic alliances may generate meaningful benefits for our future operational and financial performance, there can be no assurance that such results will be achieved, nor can we reasonably estimate the timing or magnitude of their impact on our revenues, margins, profitability, or financial position.

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

The financial information in respect of our operating segments was prepared based on reports produced for our Management to assess performance and make decisions about the allocation of funds for investments and other purposes. Our Management uses various data, including financial data prepared under Brazilian Generally Accepted Accounting Principles (BR GAAP) and non-financial metrics, measured on different databases. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with the IFRS Accounting Standards and, when the segment results show significant discrepancies compared to the consolidated financial statements, these differences will be explained alongside the discussion of the preceding results.

As of January 2025, we adopted in our Financial Statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, the new accounting practices established by CMN Resolutions No. 4,966/21 and No. 4,975/21, prospectively. For managerial purposes, we kept the information of the previous periods as already disclosed, which do not present relevant differences in the historical analysis of the results.

See “FORM 20-F 2024 - Item 5.A. Operating Income – 5.A.20 Results by operational segment” of our annual report for the year ended December 31, 2024 for a comparative discussion of our operating results for the years ended December 31, 2024 and 2023.

122 – Form 20-F 2025 | Bradesco

5.A.20.01 Results of operations for the year ended December 31, 2025, compared with the year ended December 31, 2024

The following tables set out the principal components of our net income for the years ended December 31, 2025 and 2024, on a consolidated basis and by segment.

Consolidated	R$ in thousands, except %
	2025	2024	% change
Interest and similar income	267,113,345	211,733,717	26.2%
Interest and similar expenses	(193,843,753)	(144,279,153)	34.4%
Net interest income	73,269,592	67,454,564	8.6%
Fee and commission income	31,073,646	28,336,487	9.7%
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	3,165,516	(2,249,836)	-
Net gains/(losses) on financial assets at fair value through other comprehensive income	(99,338)	1,031,353	-
Net gains/(losses) on foreign currency transactions	3,583	2,704,502	-
Insurance services result	11,331,343	8,942,260	26.7%
- Insurance and pension income	61,111,265	57,340,928	6.6%
- Insurance and pension expenses	(49,779,922)	(48,398,668)	2.9%
Other operating income	14,401,104	10,428,279	38.1%
Expected loss on loans and advances	(28,677,857)	(26,636,777)	7.7%
Expected loss on other financial assets	(930,103)	(889,156)	4.6%
Personnel expenses	(24,442,062)	(22,277,310)	9.7%
Other administrative expenses	(16,072,374)	(16,582,966)	(3.1)%
Depreciation and amortization	(7,063,267)	(6,371,096)	10.9%
Other operating income/(expenses)	(22,696,722)	(18,093,096)	25.4%
Other operating expense	(99,882,385)	(90,850,401)	9.9%
Income before income taxes and share of profit of associates and joint ventures	18,861,957	15,368,929	22.7%
Share of profit of associates and joint ventures	2,162,627	1,531,585	41.2%
Income before income taxes	21,024,584	16,900,514	24.4%
Income taxes	2,900,052	641,639	-
Net income for the year	23,924,636	17,542,153	36.4%

Segment	R$ in thousands, except %
	As of and for the year ended December 31,
	Banking (A)			Insurance, Pension Plans and Capitalization Bonds (B)
	2025	2024	% change	2025	2024	% change
Revenue from financial intermediation	235,516,116	169,745,125	38.7%	8,506,979	37,327,260	(77.2)%
Expenses from financial intermediation	(154,883,751)	(98,810,413)	56.7%	(18,430)	(30,050,169)	(99.9)%
Financial margin	80,632,365	70,934,712	13.7%	8,488,549	7,277,091	16.6%
Expected Credit Loss Associated with Credit Risk expense	(36,370,035)	(33,123,621)	9.8%	-	-	-
Gross income from financial intermediation	44,262,330	37,811,091	17.1%	8,488,549	7,277,091	16.6%
Other income from insurance, pension plans and capitalization bonds	-	-	-	13,887,736	11,520,350	20.5%
Fee and commission income and income from banking fees	39,563,634	36,213,830	9.3%	2,061,017	1,923,437	7.2%
Other administrative expenses	(46,173,552)	(44,525,627)	3.7%	(5,138,904)	(4,571,572)	12.4%
Tax expenses	(7,520,187)	(6,313,204)	19.1%	(1,484,930)	(1,391,406)	6.7%
Share of profit (loss) of associates and jointly controlled companies	(225,416)	121,511	-	610,771	243,403	150.9%
IR/CSI and Other income/expenses	(15,496,030)	(13,425,161)	15.4%	(8,354,473)	(5,945,008)	40.5%
Net income	14,410,779	9,882,440	45.8%	10,069,766	9,056,295	11.2%
123 – Form 20-F 2025 | Bradesco

	As of and for the year ended December 31,
	2025			2024
	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments	Consolidated 2025 (A+B+C)	Banking and Insurance, Pension Plans and Capitalization Bonds (A+B)	Other Activities, Eliminations and Consolidation adjustments	Consolidated 2024 (A+B+C)
Revenue from financial intermediation	244,023,095	26,160,011	270,183,106	207,072,385	6,147,351	213,219,736
Expenses from financial intermediation	(154,902,181)	(38,941,572)	(193,843,753)	(128,860,582)	(15,418,571)	(144,279,153)
Financial margin	89,120,914	(12,781,561)	76,339,353	78,211,803	(9,271,220)	68,940,583
Expected Credit Loss Associated with Credit Risk expense	(36,370,035)	6,762,075	(29,607,960)	(33,123,621)	5,597,688	(27,525,933)
Gross income from financial intermediation	52,750,879	(6,019,486)	46,731,393	45,088,182	(3,673,532)	41,414,650
Other income from insurance, pension plans and capitalization bonds	13,887,736	(1,675,290)	12,212,446	11,520,350	(1,761,186)	9,759,164
Fee and commission income and income from banking fees	41,624,651	(10,551,005)	31,073,646	38,137,267	(9,800,780)	28,336,487
Personnel /Administrative Expenses	(51,312,456)	3,734,753	(47,577,703)	(49,097,199)	3,865,827	(45,231,372)
Tax expenses	(9,005,117)	915,586	(8,089,531)	(7,704,610)	829,650	(6,874,960)
Share of profit (loss) of unconsolidated and jointly controlled companies	385,355	1,777,272	2,162,627	364,914	1,166,671	1,531,585
IR/CSI and Other income/expenses	(23,850,503)	11,262,261	(12,588,242)	(19,370,169)	7,976,768	(11,393,401)
Net income	24,480,545	(555,909)	23,924,636	18,938,735	(1,396,582)	17,542,153

Consolidated

The following are explanations of material changes to the material line items of our income statement prepared in accordance with IFRS Accounting Standards:

➢	Interest and similar income

Our interest and similar income increased by R$55,380 million, or 26.2%, in the year ended December 31, 2025 compared to the year ended December 31, 2024, due to the increase in the average volume of interest-bearing assets, representing an increase of R$20,418 million in our revenues primarily due to the growth of R$8,373 million in financial assets at amortized cost, the growth of R$7,808 million in loans and advances to customers, and the increase in the average rates of our interest yielding assets, reflecting the increase in the SELIC rate, which was 15.0% as of December 31, 2025 compared to 12.2% as of December 31, 2024, in addition to changes in other economic-financial indices, such as inflation. These factors had a positive impact on our revenues amounting to R$34,962 million.

➢	Interest and similar expenses

Our interest and similar expenses increased by R$49,565 million, or 34.4%, in the year ended December 31, 2025 compared to the year ended December 31, 2024, due to the increase in the average interest rate paid which increased our expenses by R$37,265 million, mainly due to: (i) insurance contracts liabilities whose interest and similar expenses increased by R$17,926 million; (ii) securities sold under agreements to repurchase whose interest and similar expenses increased by R$7,520 million and (iii) time deposits whose interest and similar expenses increased by R$6,886 million. In addition, there was an increase in the average volume of our interest-bearing liabilities, which increased by R$12,300 million.

➢	Fee and commission income

Our fee and commission income increased by R$2,737 million, or 9.7%, in the year ended December 31, 2025 compared to the year ended December 31, 2024, reflecting growth in revenue mainly as a result of, among other things an increase in: (i) loans of R$1,473 million, or 110.3%; (ii) credit card income of R$562 million, or 5.8%; and (iii) capital Markets/Financial Advisory Services of R$490 million, or 29.3%.

124 – Form 20-F 2025 | Bradesco

➢	Net gains (losses) on financial assets and liabilities at fair value through profit or loss

Our net gains on financial assets and liabilities at fair value through profit or loss totaled R$3,165.5 million in the year ended December 31, 2025 compared to a net loss of R$2,250 million in the year ended December 31, 2024, due to higher returns on investments in securities (an increase of R$3,880 million) and derivative financial instruments (an increase of R$1,536 million), which returns resulted from the increase in the average rates of our interest yielding assets, reflecting the increase in the SELIC rate, which was 15.0% as of December 31, 2025 compared to 12.2% as of December 31, 2024, in addition to changes in other economic-financial indexes, such as inflation.

➢	Net gains/(losses) on foreign currency transactions

Our net losses on foreign currency transactions totaled R$3.6 million in the year ended December 31, 2025 compared to a net gain of R$2,705 million in the year ended December 31, 2024, due to the lower appreciation of the real vs. U.S. dollar, given that net gains and losses on foreign currency transactions primarily consist of gains or losses from currency and conversion of certain transactions in a foreign currencies to the real.

➢	Insurance service result

Our insurance service result for the year ended December 31, 2025 increased by R$2,389 million, or 26.7%, compared to the year ended December 31, 2024, due to the increase in insurance and pension plans income of R$3,770 million, or 6.6%, particularly with respect to the line item revenue from Premium Allocation Approach (PAA) contracts measured under our premium allocation approach.

➢	Expected loss on loans and advances

Our expected credit losses on loans and advances for the year ended December 31, 2025 increased by R$2,041 million, or 7.7%, compared to the year ended December 31, 2024, driven by the increased growth in retail operations particularly for micro, small and medium enterprises (MSME) and individuals, which present a riskier credit profile.

The following table shows the changes in our expected losses on loans and advances, amounts recovered and write-offs for the years ended December 31, 2025 and 2024, as well as our ratio of expected credit losses for loans and advances to average loans and advances to customers in all cases as set out in Note 11.d of our consolidated financial statements prepared in accordance with IFRS Accounting Standards as included in “Item 18. Financial Statements”.

	R$ in thousands, except %
	2025	2024	% change
Balance at the beginning of the period	51,562,917	53,661,810	(3.9)%
Expected credit loss for loans and advances (1) (2)	32,966,567	36,478,523	(9.6)%
Loan write-offs	(34,436,202)	(38,577,415)	(10.7)%
Expected credit losses for loans and advances at the end of the year	50,093,282	51,562,917	(2.9)%
Ratio of expected credit losses for loans and advances to average loans and advances to customers	4.6%	5.5%

(1) It includes expected losses on loan commitments and financial guarantees provided; and

(2) Represents the net increase in ECL due to originations and provision constitutions / (reversions). Does not include the Revenue from credit recovery in the amount of R$5,761 million in 2025 (R$9,842 million in 2024) that is presented as part of the Expected Loss on Loans and Advances in our Statement of Income.

We recorded a provision for expected losses on loans and advances to customers of R$50,093 million as of December 31, 2025, reaching a coverage ratio of loans over 90 days past due of 149.9% as of December 31, 2025 (180.1% as of December 31, 2024). We calculate our coverage ratio of loans over 60 days and 90 days past due by dividing the total balance of expected credit losses for loans and advances to customers by the balance of loans and advances to customers more than 90 days overdue.

125 – Form 20-F 2025 | Bradesco

Our credit losses, net of recoveries, reached 4.0% of the average balance of loans and advances to customers in 2025 (compared to 4.3% in 2024). For further information about our credit losses, net of recoveries, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.06 Expected credit losses on loans and advances”.

Our portfolio of loans and advances to customers increased by 9.9%, to R$791,468 million in the year ended December 31, 2025 from R$720,240 million in the year ended December 31, 2024, reflecting an increasing number of transactions with: (i) legal entities, which increased by 10.6% compared to 2024, primarily due to: (a) a 15.3% increase in loans (including working capital, rural loans and others), and (b) a 3.9% increase in financing and transfers (including import/export financing, real estate, vehicles, BNDES/Finame transfers and leasing); and (ii) individuals, which saw an 9.4% increase compared to 2024, primarily due to: (a) a 11.5% increase in financing and transfers (including real estate and vehicle financing, BNDES/Finame transfers and others), and (b) a 7.0% increase in loans (including personal payroll-deductible loans, personal and rural loans).

➢	Personnel expenses

Our personnel expenses for the year ended December 31, 2025 increased by R$2,165 million, or 9.7%, compared to the year ended December 31, 2024, as a result of an increase in payroll and social security contributions, which increased by 14.5% compared to the year ended December 31, 2024 reflecting the annual collective bargaining agreement adjustment that takes effect from September each year, resulting in a 5.68% increase in salaries and benefits for September 2025 (compared to 4.64% in September 2024). Additionally, we had an increase in performance-related remuneration expenses which was driven by the profit growth during the period.

➢	Income tax and social contribution

The following table reflects the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2025	2024
Income before income taxes	21,024,584	16,900,514
Total burden of income tax and social contribution at the current rates	(9,461,063)	(7,605,231)
Effect of additions and exclusions in the tax calculation:
Share of profit of associates and joint ventures	973,182	689,213
Non-taxable income net of non-deductible expenses (1)	3,046,366	1,026,145
Interest on shareholders’ equity	6,524,673	5,077,509
Other amounts (2)	1,816,894	1,453,403
Income tax and social contribution for the period	2,900,052	641,639

(1) Includes the amounts related to the Adhesion to the Integral Transaction Program (PTI); and

(2)Primarily, includes: (i) effect of tax rates in foreign jurisdictions and subsidiaries with different applicable tax rates except banks, insurance companies and non-financial companies; and (ii) the incentivized deductions.

The variation in our income tax and social contribution is mainly attributable to higher income from associates and joint ventures, increased benefits from interest on shareholders’ equity and, most significantly, the adoption of the Comprehensive Tax Settlement Program (Programa de Transação Integral – PTI). For more information on Income tax and social contribution, see Note 37 of our Consolidated Financial Statements in “Item 18. Financial Statements”.

➢	Net Income

As a result of the above, our net income increased by 36.4%, to R$23,925 million in the year ended December 31, 2025 from R$17,542 million in the year ended December 31, 2024.

126 – Form 20-F 2025 | Bradesco

Operating Segments (BR GAAP)

For segment reporting purposes, the following sections explain of material changes to certain material line items of our income statement prepared in accordance with accounting practices adopted by institutions authorized to operate by the Central Bank of Brazil, as well as explanations of significant differences between the aggregated amounts reported for our operating segments and the equivalent amounts in our consolidated statement of income:

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

The following table breaks down the variation in our financial margin by segment, showing the impact of changes in the average volume of interest-earning assets; changes in average interest rates and the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing the years ended December 31, 2025 and 2024:

	R$ in thousands
	Banking	Insurance, pension and capitalization bonds
	2025/2024
	Increase/(decrease)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities (1)	12,188,721	3,195,210
Due to changes in average interest rates	7,898,218	(5,274,776)
Due to Brazilian real appreciation/depreciation	104,042	642
Non-interest gains / losses	(10,493,328)	3,290,382
Net change	9,697,653	1,211,458

(1)Of this amount, R$30,355,622 refers to interest earning assets and -R$18,166,901 to interest-bearing liabilities in the banking segment and R$4,531,476 interest earning assets and -R$1,336,266 to interest-bearing liabilities in the insurance, pension plans and capitalization bonds segment.

➢	Banking

The growth of 13.7% in the financial margin is a reflection of the increase in the average volume of our interest yielding assets, increasing our revenues by R$12,189 million, in addition to the growth in the average rates of our interest yielding assets, due to increases Brazilian interest rates to 15.00% in 2025 from 12.25% in 2024, increasing our revenues by R$7,898 million.

The variation in non-interest gains/losses is mainly related to our results obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as investment fund quotas.

➢	Insurance, pension plans and capitalization bonds

The increase of 16.6% in our financial margin is related to the behavior of the economic and financial indicators that impacted the performance of financial investments, especially investments linked to the IGP-M, IPCA and SELIC/CDI, as well as the updating of technical provisions. The average volume of our business also experienced growth (11.5%), increasing our revenues by R$3.195 million. The financial margin for this segment also includes gains and losses on financial instruments and derivatives and the result of other assets that do not yield interest (shares and quotas of investment funds).

127 – Form 20-F 2025 | Bradesco

a) Revenue from financial intermediation

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets, interest and similar income earned and the average interest rates as of and for the years ended December 31, 2025 and 2024:

As of and for the year ended December 31,	R$ in thousands, except %
	2025			2024
	Average balance	Interest and similar income	Average rate	Average balance	Interest and similar income	Average rate
Average balance of interest-earning assets
Financial assets at fair value through profit or loss	440,072,220	52,873,127	12.0%	358,109,730	27,842,234	7.8%
Financial assets at fair value through other comprehensive income	126,865,196	13,719,216	10.8%	210,390,801	24,537,302	11.7%
Financial assets at amortized cost	253,759,850	32,407,932	12.8%	184,945,971	20,118,794	10.9%
Loans and advances to financial institutions	211,129,632	36,244,964	17.2%	176,390,408	27,775,382	15.7%
Loans and advances to customers	714,418,608	119,910,827	16.8%	665,696,054	102,544,122	15.4%
Compulsory and voluntary deposits with the Central Bank	103,319,030	11,905,271	11.5%	101,402,567	8,894,336	8.8%
Other interest-earning assets	109,830	52,008	-	110,419	21,547	-
Total interest-earning assets	1,849,674,366	267,113,345	14.4%	1,697,045,950	211,733,717	12.5%

Segment	R$ in thousands, except %
	Banking	Insurance, pension and capitalization bonds
	2025	2025
Average balance of interest-earning assets
Financial assets held for trading	112,404,072	355,134,420
Financial assets available for sale	67,115,846	31,407,464
Investments held to maturity	230,701,564	52,386,968
Loans and advances to financial institutions	220,666,749	-
Loans and advances to customers	909,150,745	-
Compulsory and voluntary deposits with the Central Bank	103,659,578	-
Other interest-earning assets	118,472	-
Total	1,643,817,026	438,928,852
Average interest rate earned	15.0%	12.3%

For further information about average interest rates by type of assets, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average Statement of Financial Position and Yield Data”.

The following table breaks down the variation in our revenue from financial intermediation by segment, showing the impact of changes in the average volume of interest-earning assets; changes in average interest rates and the effects of the appreciation/(depreciation) of the real against the U.S. dollar, in each case comparing the years ended December 31, 2025 and 2024:

	Banking	Insurance, pension and capitalization bonds
	2025/2024
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	30,355,622	4,531,476
Due to changes in average interest rates	22,795,964	12,651,741
Due to Brazilian real appreciation/depreciation	(69,278)	642
Non-interest gains / losses	12,688,683	(46,004,140)
Net change	65,770,991	(28,820,281)
128 – Form 20-F 2025 | Bradesco

➢	Banking

The R$65,771 million, or 38.7%, increase in revenue from financial intermediation reflects the growth in the average volume of our business, which contributed by R$30,356 million to our revenues, primarily due to (i) the increase in our loans and advances to financial institutions and customers and financial assets at amortized cost, and (ii) the variation in the SELIC rate in 2025, which increased to 15.00% in 2025 from 12.25% in 2024, increasing our revenues by R$22,796 million.

Revenue from financial intermediation from loans and advances to customers totaled R$139,820 million for the year ended December 31, 2025, an increase of 22.7% compared to 2024, reflecting an increase of 34.8% in the average balance of these assets, increasing revenues by R$36,823 million.

Revenues from financial assets at amortized cost totaled R$27,822 million for the year ended December 31, 2025, an increase of 747.8% compared to the year ended December 31, 2024. This growth was driven by an increase of 374% in the average volume of these assets, benefiting our revenues in R$20,268 million.

Revenues from loans and advances to financial institutions reached R$35,863 million, an increase of 29.3% compared to 2024. This increase is due to increases in the SELIC rate in 2025, which increased our revenues by R$7,004 million, as well as the increase in the average volume of our business, which contributed to our revenues with R$1,120 million.

Revenues from financial assets at fair value through profit or loss (FVTPL) reached R$19,057 million, an increase of 146.4% compared to 2024. This increase is due to increases in the SELIC rate in 2025, which increased our revenues by R$8,441 million, in addition to the increase in the average volume of our business, which contributed to our revenues with R$2,883 million.

Revenues from financial assets at fair value through other comprehensive income (FVOCI) reached R$11,265 million, a decrease of 63.8% compared to 2024. This decrease is related to the reduction in the average volume of our business, reducing our revenues by R$29,260 million. This decrease was partially offset by the increase in the SELIC rate during 2025, which contributed to our revenues with R$9,444 million.

Revenues from voluntary investments and compulsory deposits in the Central Bank of Brazil reached R$11,905 million, an increase of 33.9% compared to 2024. This increase is due to the increase in the SELIC rate during 2025, which contributed to our revenues with R$4,477 million.

The non-interest gains/losses are mainly related to our results obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as shares and investment fund quotas.

➢	Insurance, pension plans and capitalization bonds

The decrease of R$28,820 million, or 77.2%, in the revenues of financial intermediation largely reflects the increase in losses related to non-interest earning assets. This decrease was partially offset by the increase (i) interest rates in Brazil, which increased to 15.00% in 2025 from 12.25% in 2024, increasing our revenues by R$12,652 million, and (ii) in the average volume of our business, which contributed to our revenues with R$4,531 million.

b) Expenses from financial intermediation

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities, the interest and similar expenses, and the average interest rates on them as of and for the years ended December 31, 2025 and 2024:

129 – Form 20-F 2025 | Bradesco

As of and for the year ended December 31,	R$ in thousands, except %
	2025			2024
	Average balance	Interest and similar expense	Average rate	Average balance	Interest and similar expense	Average rate

Savings deposits	126,483,184	9,041,498	7.1%	130,078,185	7,977,114	6.1%
Time deposits (1)	493,232,274	47,663,471	9.7%	445,762,404	36,525,027	8.2%
Securities sold under agreements to repurchase	302,570,320	38,659,676	12.8%	284,206,503	29,159,155	10.3%
Borrowing and on-lending	68,366,424	7,858,916	11.5%	57,204,642	7,768,802	13.6%
Securities issued	281,006,523	32,910,202	11.7%	254,247,051	26,420,100	10.4%
Subordinated debt	56,807,177	8,397,038	14.8%	51,982,186	6,378,786	12.3%
Insurance contracts liabilities	399,368,446	49,312,952	12.3%	382,989,590	30,050,169	7.8%
Total Interest and similar expenses	1,727,834,348	193,843,753	11.2%	1,606,470,561	144,279,153	9.0%

(1) Includes interbank deposits.

Segment	R$ in thousands, except %
	Banking	Insurance, pension and capitalization bonds
	2025	2025
Average balance of interest-bearing liabilities
Savings deposits	125,539,876	-
Time deposits (1)	505,662,770	-
Securities sold under agreements to repurchase	349,474,065	-
Borrowing and on-lending	104,469,893	-
Securities issued	331,881,188	-
Subordinated debt	56,345,425	-
Technical provisions for insurance, pension plans and capitalization bonds	-	399,368,446
Total	1,473,373,217	399,368,446
Average interest rate paid	11.6%	12.3%

(1) Includes interbank deposits

For further information about average interest rates by type of liabilities, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average Statement of Financial Position and Yield Data”.

The following table shows, by segment, the variation in our expenses from financial intermediation that was attributable to changes in the average volume of interest-bearing liabilities, the changes attributable to average interest rates and the change attributable to variation in the effects of the appreciation/(depreciation) of the real against the U.S. dollar rate, in each case comparing the years ended December 31, 2025 and 2024:

	Banking	Insurance, pension and capitalization bonds
	2025/2024
	Increase/(decrease)
Due to changes in average volume of interest-bearing liabilities	18,166,901	1,336,266
Due to changes in average interest rates	14,897,746	17,926,517
Due to Brazilian real appreciation/depreciation	(173,320)	-
Non-interest gains / losses	23,182,011	(49,294,522)
Net change	56,073,338	(30,031,739)
➢	Banking

The increase of R$56,073 million or 56.7% in expenses from financial intermediation is due to the increase in the average volume of interest-bearing liabilities, which increased our expenses by R$18,167 million, with emphasis on higher expenses related to: (i) securities issued, (ii) securities sold under agreements to repurchase, (iii) borrowings and onlendings; and (iv) long-term deposits, in addition to the higher funding costs, which increased our expenses by R$14,898 million.

130 – Form 20-F 2025 | Bradesco

The decrease in non-interest gains/losses is mainly related to the result obtained from derivative financial instruments, as well as the result from other non-interest earning assets, such as shares and investment fund quotas.

➢	Insurance, pension plans and capitalization bonds

The reduction of R$30,032 million or 99.9% in the expenses of financial intermediation is related, largely, to the reduction of losses related to non-interest assets. This reduction was partially offset by the variation of interest rates in Brazil, which increased to 15.00% in 2025 from 12.25% in 2024, which increased our expenses by R$17,926 million, in addition to the increase in the average volume of our business, increasing our expenses by R$1,336 million.

5.A.20.01-02 Fee and commission income, income from insurance, pension plans and capitalization bonds, share of profit (loss) of associates and jointly controlled companies and other operating income

The following table shows on a consolidated basis and by segment, the principal components of our non-interest income as of and for the years ended December31, 2025 and 2024:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2025	2024	% change
Fee and commission income	31,073,646	28,336,487	9.7%
Insurance services result	11,331,343	8,942,260	26.7%
Share of profit of associates and joint ventures	2,162,627	1,531,585	41.2%
Other operating income	25,733,583	24,895,087	3.4%
Total	70,301,199	63,705,419	10.4%

Segment	R$ in thousands, except %
	Banking			Insurance, pension plans and capitalization bonds
	2025	2024	% change	2025	2024	% change
Fee and commission income and income from banking fees	39,563,634	36,213,830	9.3%	2,061,017	1,923,437	7.2%
Other income from insurance, pension plans and capitalization bonds	-	-	-	13,887,736	11,520,350	20.5%
Share of profit (loss) of associates and jointly controlled companies	(225,416)	121,511	-	610,771	243,403	150.9%
Other operating income	22,575,340	14,082,864	60.3%	2,877,522	4,085,092	(29.6)%
Total	61,913,558	50,418,205	22.8%	19,437,046	17,772,282	9.4%

➢	Banking
•	Fee and Commission Income: Increased as a result of the increase of: (i) 14.4% in card revenues, reflecting the 9.8% increase in the financial volume traded; (ii) 29.2% in the capital markets/ financial advisory fees, reflecting efforts in capturing business opportunities in all segments of the capital markets and in merger and acquisition operations; (iii) 17.3% in consortia administration fees, driven by higher sales in the real estate segment; and (iv) 6.1% in asset management fees, supported by the increase in shareholders’ equity under management, the diversification of our client base and the expansion of the range of products offered, in addition to higher revenues with performance rates.
➢	Insurance, pension plans and capitalization bonds
•	Income from insurance, pension plans and capitalization bonds: The increase of 20.5% in income from insurance, pension plans and capitalization bonds is related to the increase of 8.4% in earned insurance premiums, pension contributions and capitalization revenues, mainly through the digital channels that reached R$6.4 billion in 2025. In addition, our financial operating income increased by 9.3% in the year ended December 31, 2025 compared to the same period in 2024.
131 – Form 20-F 2025 | Bradesco

➢	Main difference between balances by segment and consolidated balances

We highlight below the main difference between our non-interest income by segment in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil and our consolidated non-interest income (IFRS Accounting Standards) for the year ended December 31, 2025:

•	Non-interest income: The difference in our interest income prepared in accordance with in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil compared to IFRS Accounting Standards (R$11,049 million in the year ended December 31, 2025 and R$4,485 million in the year ended December 31, 2024) is mainly due to the difference in the calculation basis of the effective interest rates according to IFRS Accounting Standards compared to BR GAAP. In addition to overall adjustments, originating from proportionally consolidated companies and the “non-consolidation” of exclusive funds.

5.A.20.01-03 Personnel expenses, other administrative expenses and other operating expenses

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expenses as of and for the years ended December 31, 2025 and 2024:

Consolidated	R$ in thousands, except %
	As of and for the year ended December 31,
	2025	2024	% change
Personnel expenses	(24,442,062)	(22,277,310)	9.7%
Other administrative expenses	(16,072,374)	(16,582,966)	(3.1)%
Depreciation and amortization	(7,063,267)	(6,371,096)	10.9%
Other operating expenses	(48,430,304)	(42,988,184)	12.7%
Total	(96,008,007)	(88,219,556)	8.8%

Segment	R$ in thousands, except %
	Banking			Insurance, pension and capitalization bonds
	2025	2024	% change	2025	2024	% change
Personnel /Administrative Expenses	(46,173,552)	(44,525,627)	3.7%	(5,138,904)	(4,571,572)	12.4%
Other operating expenses	(45,591,557)	(36,059,060)	26.4%	(12,716,925)	(5,481,863)	132.0%
Total	(91,765,109)	(80,584,687)	13.9%	(17,855,829)	(10,053,435)	77.6%
➢	Banking
•	Personnel expenses: higher expenses with income, social charges, benefits and profit sharing, reflecting the improvement in financial performance/profitability, in addition to the readjustments approved in the collective agreement applies from September of each year, with a readjustment of 5.68% in wages and benefits in 2025 (4.64% in 2024);
•	Administrative expenses: the lower administrative expenses result from the optimization of structural costs related to facilities and transportation, reflecting the adjustment of our footprint. Expense management continues to be guided by financial discipline and a constant commitment to efficiency; and
•	Other operating expenses: the increase during the period mainly reflect movements in civil, labor and tax contingencies, higher card-related commercialization expenses due to increased transaction volumes—particularly in the high-income segment - as well as the increase in our ownership interest in Cielo and the consolidation of Banco John Deere.
132 – Form 20-F 2025 | Bradesco

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

5.B.20 Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. We believe that the components of our Liquidity Coverage Ratio and Net Stable Funding Ratio (LCR and NSFR, respectively) are in line with best market practices as well as Basel III requirements. As of December 31, 2025, the LCR and NSFR indicators were 158.3% and 122.8%, respectively. For further information on Basel III, see “Item 5.B.40 Capital Compliance – Basel III”.

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

133 – Form 20-F 2025 | Bradesco

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of funding are:

•	demand, savings, and time deposits, as well as interbank deposits, representing 33.0% of the average balance of liabilities in the year ended December 31, 2025, compared to 33.9% in the year ended December 31, 2024 and 35.4% in the year ended December 31, 2023; and
•	securities sold under agreements to repurchase, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies, representing 35.8% of the average balance of liabilities for the year ended December 31, 2025, compared to 35.4% in the year ended December 31, 2024 and 34.4% in the year ended December 31, 2023.

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

134 – Form 20-F 2025 | Bradesco

The following table shows the average balance and average interest rates of our liabilities (interest-bearing and non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2025			2024			2023
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest-bearing liabilities
Savings deposits	126,483,184	6.4%	7.1%	130,078,185	7.1%	6.1%	129,189,256	7.6%	7.0%
Time deposits	493,232,274	24.9%	9.7%	445,762,404	24.4%	8.2%	424,465,761	25.0%	10.4%
Securities sold under agreements to repurchase	302,570,320	15.3%	12.8%	284,206,503	15.6%	11.1%	252,162,308	14.9%	12.5%
Borrowing and on-lending	68,366,424	3.5%	11.5%	57,204,642	3.1%	13.6%	50,430,934	3.0%	11.6%
Securities issued	281,006,523	14.2%	11.7%	254,247,051	13.9%	10.4%	231,100,602	13.6%	11.2%
Subordinated debt	56,807,177	2.9%	14.8%	51,982,186	2.8%	12.3%	49,562,546	2.9%	14.1%
Insurance contract liabilities	399,368,446	20.2%	12.3%	382,989,590	21.0%	7.8%	341,187,944	20.1%	9.6%
Total interest-bearing liabilities	1,727,834,348	87.4%	11.2%	1,606,470,561	87.9%	9.1%	1,478,099,351	87.1%	10.6%
Non-interest-bearing liabilities
Demand deposits	33,635,697	1.7%	-	43,798,351	2.4%	-	46,551,331	2.7%	-
Other non-interest-bearing liabilities	215,834,279	10.9%	-	176,944,542	9.7%	-	173,069,018	10.2%	-
Total non-interest-bearing liabilities	249,469,976	12.6%	-	220,742,893	12.1%	-	219,620,349	12.9%	-
Total liabilities	1,977,304,324	100.0%	-	1,827,213,454	100.0%	-	1,697,719,700	100.0%	-

The following table shows, as of the dates indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2025	2024	2023
Savings deposits	124,461,404	132,502,157	131,003,553
Time deposits	565,505,949	470,725,491	443,651,638
Securities sold under agreements to repurchase	349,702,217	283,049,765	272,404,788
Borrowing and on-lending	70,708,270	74,340,803	47,159,918
Securities issued	306,260,682	257,977,344	244,966,258
Subordinated debt	54,714,526	57,458,927	50,337,854
Insurance contracts liabilities	419,715,476	378,792,820	344,792,222
Total interest-bearing liabilities	1,891,068,524	1,654,847,307	1,534,316,231
Demand deposits	37,995,805	45,538,557	51,137,566
Other non-interest-bearing liabilities	222,314,257	200,156,006	175,055,328
Total non-interest-bearing liabilities	260,310,062	245,694,563	226,192,894
Total liabilities	2,151,378,586	1,900,541,870	1,760,509,125

Total deposits	727,963,158	648,766,205	625,792,757

5.B.20.01 Deposits

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2025, our deposits totaled R$727.9 billion, representing 33.8% of our total liabilities.

We provide the following types of deposit and registration accounts:

•	checking accounts;
•	savings accounts;
•	time deposits;
•	interbank deposits from financial institutions;
•	accounts for salary purposes; and
•	accounts for payment of the INSS benefit.

For additional information regarding our deposits, see “Item 4.B. Business Overview – 4.B.100 Selected Statistical Information – 4.B.100.01 Average Statement of Financial Position and Yield Data”.

135 – Form 20-F 2025 | Bradesco

5.B.20.02 Securities sold under agreements to repurchase

Securities sold under agreements to repurchase consist mainly of funding we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transaction is generally short-term (normally intraday or overnight) and is volatile in terms of volume, as it is directly impacted by market liquidity. We believe that the risks associated with these transactions is low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its Reference Equity (RE), a limit we comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

The following table summarizes our funding with repurchase agreements for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2025	2024	2023
Securities sold under agreements to repurchase
Amount outstanding as of December 31	349,702,217	283,049,765	272,404,788
Maximum amount outstanding during the period	349,702,217	294,603,814	272,404,788
Weighted average interest rate at period end	13.9%	11.6%	11.0%
Average amount during the period	302,570,320	284,206,503	252,162,308
Weighted average interest rate during the period (1)	14.0%	11.1%	12.5%

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

5.B.20.04 Funds from securities issued

Funds obtained from our issued securities originate mainly from the following operations:

➢	Financial notes: fixed income securities issued by us with the purpose of raising funds from individuals and legal entities in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with a shorter period of maturity. They are divided into two modalities:
•	Simple: consists of the promise of payment in nominative, transferable cash. In this way, it can be negotiated on the secondary market; and
•	Subordinated: with an initial investment and longer deadlines than the simple modality, it is used to reinforce our capital and, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment. It is therefore recommended for Qualified Investors (as defined in CVM Resolution No. 30/21).
136 – Form 20-F 2025 | Bradesco

➢	Real estate credit notes: securities for individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary correction;
➢	Agribusiness credit notes: security issued by us, intended for individuals, which are tied to credit rights of businesses conducted with rural producers or their cooperatives; and
➢	Letter of credit property guaranteed: we have been performing these operations since 2018, by issuing transferable nominative bonds, of freely negotiable title and guaranteed by the portfolio of assets subject to the fiduciary system.

The following table presents a summary of our resources of issuing of securities as of the dates indicated:

As of December 31,	R$ in thousands
	2025	2024	2023
Securities issued
Financial bills	135,672,973	106,220,794	105,426,827
Real estate credit notes	75,321,675	55,865,741	52,115,729
Agribusiness notes	54,287,950	46,738,613	40,062,692
Letters property guaranteed	23,600,199	35,805,829	36,144,798
MTN Program Issues	11,423,465	9,529,345	7,368,531
Structured Operations Certificates	5,954,420	3,817,022	3,847,681
Total	306,260,682	257,977,344	244,966,258

5.B.20.05 Sources of additional liquidity

BCB Resolution No. 175/21 regulates the discount rate operations of the Central Bank of Brazil, available to financial institutions that need liquidity. Discount rates can occur in the intraday or one business day modality, through purchase operations with a commitment to resell federal public securities registered with SELIC, under the Reservation Transfer System (STR) and Instant Payments System (SPI).

In exceptional situations of liquidity stress, the Central Bank of Brazil may evaluate formal requests for financial assistance by submitting operational and financial information by the requesting institution. After analysis, the Central Bank of Brazil decides on the concession, conditions and costs of the operation.

We have never used these liquidity resources.

5.B.20.06 Contractual obligations and off-balance sheet obligations

We provide guarantees in favor of our clients to ensure compliance with obligations assumed towards third parties. Under these guarantees, we generally have the right to a regressive claim against the client to recover any amounts paid. In addition, we may require additional guarantees, such as cash resources or other high liquidity assets, to mitigate the risk associated with these commitments. Guarantee agreements are subject to the same credit analysis and monitoring procedures applicable to other loan operations.

Letters of credit are commitments issued by us to guarantee the performance of a client’s obligations to a third party, under the terms indicated above. We issue commercial letters of credit to facilitate foreign trade transactions and to evaluate public and private debt issuance agreements, including commercial paper, securities financing and similar transactions. These instruments are short-term commitments to pay the beneficiary of a third party for the shipment of products, under certain contractual conditions. The contracts are subject to the same credit assessments applied to other lending.

We expect many of these guarantees to expire without the need for a cash advance. Therefore, in the normal course of business, we expect that such transactions will not impact our liquidity.

We undertake these transactions to manage our clients’ financing needs. The guaranteed amounts are not recorded on our statement of financial position (balance sheet) in accordance with IFRS Accounting Standards. The following table summarizes our contractual obligations and transactions as of December 31, 2025:

137 – Form 20-F 2025 | Bradesco

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2025
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year (1)	From 1 to 5 years	More than 5 years	Indefinite	Total
Time deposits	49,700,826	32,294,772	137,982,499	345,267,916	259,936	-	565,505,949
Demand deposits	37,995,805	-	-	-	-	-	37,995,805
Securities sold under agreements to repurchase	317,222,385	22,374,191	8,259,144	491,557	1,354,940	-	349,702,217
Borrowings	5,056,343	9,186,261	23,112,542	1,644,504	-	-	38,999,650
Onlending	1,175,067	1,719,198	9,677,909	17,623,657	1,512,789	-	31,708,620
Securities issued	16,357,292	9,630,603	60,897,600	209,382,550	9,992,637	-	306,260,682
Subordinated debt	14,708	385,063	1,641,087	5,798,538	25,351,021	21,524,109	54,714,526
Insurance contracts liabilities	350,974,072	13,770,963	7,966,651	23,762,581	23,241,209	-	419,715,476
Other obligations (2)	76,732,754	40,438,938	47,004,617	11,810,584	514,226	-	176,501,119
Total	855,229,252	129,799,989	296,542,049	615,781,887	62,226,758	21,524,109	1,981,104,044
Off-balance sheet obligations
Commitments to extend credit (3)	73,920,652	104,485,644	146,705,074	27,942,014	5,323,443	-	358,376,827
Financial guarantees (4)	3,397,734	7,317,179	40,131,274	36,197,521	38,076,030	-	125,119,738
Letters of credit for imports	53,950	259,803	42,319	-	-	-	356,072
Total	77,372,336	112,062,626	186,878,667	64,139,535	43,399,473	-	483,852,637

(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over;

(2) Includes lease operations, in the amount of R$3.2 billion;

(3) Includes available limits for credit cards, personal loans, housing loans, guaranteed accounts and overdrafts; and

(4) Refers to guarantees mostly provided for Corporate clients.

5.B.30 Cash flow

In the years ended December 31, 2025, 2024 and 2023, our cash flow was affected by our business strategy and changes in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

As of December 31,	R$ in thousands
	2025	2024	2023
Net cash provided by/(used in) operating activities	(62,534,000)	50,228,485	(177,628)
Net cash provided by/(used in) investing activities	59,830,216	(5,013,549)	83,606,232
Net cash (used in) financing activities	(11,714,849)	(23,676,490)	(23,062,770)
Net increase (decrease) in cash and cash equivalents	(14,418,633)	21,538,446	60,365,834

➢	2025

The decrease in cash and cash equivalents observed in the period was primarily driven by:

•	The increase in cash used in operating activities, mainly due to the increase in financial assets at fair value through profit or loss reflecting higher exposure to Brazilian securities of R$ 179,396 million in 2025 compared with a decrease of R$ 10,561 million in 2024 and the increase in loans and advances to financial institutions, due to higher repurchase agreements totaling R$ 42,394 million in 2025 compared with a decrease of R$ 34,811 million in 2024. This impact was partially offset by the increase in funds from customers resulting from higher time deposits, amounting to R$ 133,119 million in 2025 compared with R$ 65,790 million in 2024, and by the increase in funds from financial institutions of R$ 115,125 million in 2025 compared with R$ 75,764 million in 2024.
•	The increase in cash provided by investing activities, mainly due to (i) increased disposals of financial assets at fair value through other comprehensive income of R$114,540 million in 2025 compared with R$59,625 million in 2024; (ii) higher maturities of financial assets at amortized cost of R$118,844 million in 2025 compared with R$73,546 million in 2024; and (iii) increased interest received of R$51,446 million in 2025 compared with R$26,763 million in 2024. This impact was partially offset by the increase in (i) acquisitions of financial assets at fair value through other comprehensive income of R$106,441 million in 2025 compared with R$82,179 million in 2024, and (ii) the increase in acquisitions of financial assets at amortized cost of R$106,760 million in 2025 compared with R$75,033 million in 2024.
138 – Form 20-F 2025 | Bradesco

•	The decrease in cash used in financing activities, mainly reflecting the increase in proceeds from debt securities issued of R$ 156,468 million in 2025 compared with R$ 54,734 million in 2024, offset by the increase in repayments of debt securities issued of R$ 110,395 million in 2025 compared with R$ 56,728 million in 2024, and higher interest expenses paid of R$ 39,516 million in 2025 compared with R$ 16,416 million in 2024.

We have not identified any legal or economic restrictions that prevent our subsidiaries from transferring funds to us, whether through dividends, loans, or advances, in compliance with the regulations of our regulatory body, which could affect our ability to meet our cash obligations.

See “Form 20-F 2024 - Item 5.B. Liquidity and Capital Resources – 5.B.30 Cash flow” of our annual report for the year ended December 31, 2024 for discussion of cash flow for the year ended December 31, 2024.

5.B.40 Capital compliance – Basel III

Basel III constitutes the prudential framework developed by the Basel Committee on Banking Supervision (BCBS) with the purpose of strengthening the resilience of financial institutions through more stringent capital requirements, enhanced risk-measurement methodologies, and greater loss-absorbing capacity. In Brazil, the framework is implemented through regulations issued by the CMN and the Central Bank of Brazil, in line with the international timetable and covering capital, leverage, liquidity, and disclosure requirements.

Reference Equity is composed of Tier I Capital and Tier II Capital. Tier I Capital includes Common Equity, consisting of shares and reserves, which represent the primary source of loss absorption, and Additional Capital, composed of perpetual subordinated debt instruments. Tier II Capital consists of subordinated debt instruments with a minimum maturity of five years. In situations of financial stress, both Additional Capital and Tier II Capital may be written down to strengthen capital and absorb losses.

Institutions classified under segment S1 are subject to minimum requirements of 8.0% for Common Equity, 9.5% for Tier I Capital, and 11.5% for Total Capital. These percentages already include the Additional Common Equity composed of the conservation, countercyclical, and systemic buffers, which together total 3.5% of risk-weighted assets for the 2025 fiscal year. Brazilian regulations also require the maintenance of effective risk-management structures, internal controls, and prudential disclosure processes in accordance with Pillar 3 requirements.

As of December 31, 2025, our Basel ratio totaled 15.8%, above the 11.5% regulatory requirement established by the Central Bank of Brazil. The capital levels presented reflect compliance with current prudential requirements and a loss-absorption capacity consistent with the institution’s risk profile.

The following table shows our capital positions as a percentage of total risk-weighted assets:

As of December 31,	In %
	Basel III Prudential Consolidated
	2025	2024	2023
Tier I capital	13.2%	12.4%	13.2%
Common equity	11.2%	10.5%	11.7%
Additional capital	2.0%	1.8%	1.6%
Total Ratio	15.8%	14.8%	15.8%

5.B.50 Capital Management

We exercise capital management, performing periodic capital projections of at least three years, for which we consider changes in the economic scenario and in organizational business expectations at an organization-wide level. In addition, we have a Recovery and Orderly Exit Plan (PRSO), which considers strategies to be adopted in extreme adverse scenarios; a Capital Plan; and a Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

139 – Form 20-F 2025 | Bradesco

These processes involve both the control and business areas, as directed by the Board of Executive Officers and the Board of Directors and have a governance structure composed of Commissions and Committees, with the Board of Directors being the highest authority.

For more information on Capital Management, see Note 40.1 to our consolidated financial statements in “Item 18. Financial Statements”.

5.B.60 Recovery Plan for Systematically Relevant Financial Institutions

Related to the ongoing process of adopting international regulatory best practices in Brazil, on June 30, 2016, CMN Resolution No. 5,187/24 was published, as amended, establishing the minimum requirements to be observed in the preparation and execution of recovery plans by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main objective of CMN Resolution No. 5,187/24 is to restore adequate levels of capital and liquidity and preserve the feasibility of such institutions, thereby ensuring the resilience, stability and smooth operation of the national financial system. We are in compliance with all regulatory capital requirements.

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

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2025, and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to different repricing dates. Variations may also arise across the different currencies in which interest rate positions are held.

140 – Form 20-F 2025 | Bradesco

As of December 31, 2025	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	More than 5 years	Indefinite	Total
Interest-earning assets
Financial assets at fair value through profit or loss	484,563,220	-	-	-	-	-	484,563,220
Financial assets at fair value through other comprehensive income	3,344,665	18,252,721	6,831,650	46,441,083	58,286,911	-	133,157,030
Financial assets at amortized cost	17,808,782	14,206,301	22,876,215	138,622,149	66,033,124	-	259,546,571
Loans and advances to banks	186,589,622	40,311,106	6,410,950	2,173,376	-	-	235,485,054
Loans and advances to customers	162,908,322	152,968,753	103,909,969	215,517,705	109,152,313	-	744,457,062
Compulsory deposits with the Central Bank	112,194,500	-	-	-	-	-	112,194,500
Other assets	15,593,174	3,833,868	243,770	7,770,491	2,271,515	-	29,712,818
Total interest-earning assets	983,002,285	229,572,749	140,272,554	410,524,804	235,743,863	-	1,999,116,255
Interest-bearing liabilities							-
Deposits from banks (1)	327,014,095	56,709,308	20,169,509	21,273,661	1,932,921	-	427,099,494
Savings Deposits (2)	124,461,404	-	-	-	-	-	124,461,404
Time deposits	46,755,527	32,064,922	136,250,907	344,688,780	259,936	-	560,020,072
Securities issued	16,357,292	25,082,829	45,445,374	209,382,550	9,992,637	-	306,260,682
Subordinated debt	14,708	385,063	1,641,087	5,798,538	25,351,021	21,524,109	54,714,526
Insurance contracts liabilities (2)	350,974,072	13,770,963	7,966,651	23,762,581	23,241,209	-	419,715,476
Total interest-bearing liabilities	865,577,098	128,013,085	211,473,528	604,906,110	60,777,724	21,524,109	1,892,271,654
Asset/liability gap	117,425,187	101,559,664	(71,200,974)	(194,381,306)	174,966,139	(21,524,109)	106,844,601
Cumulative gap	117,425,187	218,984,851	147,783,877	(46,597,429)	128,368,710	106,844,601	-
Ratio of cumulative gap to total interest-earning assets	5.9%	11.0%	7.4%	-2.3%	6.4%	5.3%	-

(1) Including: Securities sold under agreements to repurchase, borrowings, onlendings and interbank deposits; and

(2) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

5.B.80 Foreign exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material foreign exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in, and indexed to, foreign currencies, principally the U.S. dollar. As of December 31, 2025, our net foreign currency liability exposure, considering derivative financial instruments, was R$183,165 million. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including derivative financial instruments.

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

As of December 31, 2025, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

141 – Form 20-F 2025 | Bradesco

As of December 31, 2025	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	127,522,476	5,799,137	133,321,613	4.3%
Financial assets at fair value through profit or loss	534,539,854	15,473,743	550,013,597	2.8%
Less than 1 year	484,228,377	15,391,981	499,620,358	3.1%
From one to five years	7,234,164	81,762	7,315,926	1.1%
Over five years	4,148,006	-	4,148,006	-
Indefinite	38,929,307	-	38,929,307	-
Financial assets at fair value through other comprehensive income	121,378,633	17,619,472	138,998,105	12.7%
Less than 1 year	19,366,204	9,062,832	28,429,036	31.9%
From one to five years	39,311,394	7,129,689	46,441,083	15.4%
Over five years	56,859,960	1,426,951	58,286,911	2.4%
Indefinite	5,841,075	-	5,841,075	-
Financial assets at amortized cost	249,805,949	9,740,622	259,546,571	3.8%
Less than 1 year	51,001,035	3,890,263	54,891,298	7.1%
From one to five years	136,188,312	2,433,837	138,622,149	1.8%
Over five years	62,616,602	3,416,522	66,033,124	5.2%
Loans and advances to banks	232,677,339	2,807,715	235,485,054	1.2%
Less than 1 year	230,503,963	2,807,715	233,311,678	1.2%
From one to five years	2,173,376	-	2,173,376	-
Loans and advances to customers	673,694,257	71,901,769	745,596,026	9.6%
Less than 1 year	372,186,616	47,600,428	419,787,044	11.3%
From one to five years	192,356,468	23,161,237	215,517,705	10.7%
Over five years	109,151,173	1,140,104	110,291,277	1.0%
Non-current assets held for sale	3,718,071	39,431	3,757,502	1.0%
Investments in associates and joint ventures	13,283,440	-	13,283,440	-
Premises and equipment, net	9,405,491	130,891	9,536,382	1.4%
Intangible assets and goodwill, net	25,739,659	173,993	25,913,652	0.7%
Current income tax liabilities	12,884,446	371,730	13,256,176	2.8%
Deferred income tax assets	111,237,606	31,306	111,268,912	-
Other assets	88,547,772	2,163,542	90,711,314	2.4%
Less than 1 year	74,645,812	1,941,110	76,586,922	2.5%
From one to five years	11,478,220	184,129	11,662,349	1.6%
Over five years	2,423,740	38,303	2,462,043	1.6%
Total	2,204,434,993	126,253,351	2,330,688,344	5.4%
Percentage of total assets	94.6%	5.4%	100.0%
142 – Form 20-F 2025 | Bradesco

As of December 31, 2025	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)	371,867,965	55,231,530	427,099,494	12.9%
Less than 1 year	352,333,332	51,559,581	403,892,912	12.8%
From one to five years	19,002,016	2,271,645	21,273,661	10.7%
Over five years	532,617	1,400,304	1,932,921	72.4%
Deposits from customers	648,719,572	72,554,578	721,274,151	10.1%
Less than 1 year	307,197,019	69,128,415	376,325,435	18.4%
From one to five years	341,461,665	3,227,115	344,688,780	0.9%
Over five years	60,888	199,048	259,936	76.6%
Financial liabilities at fair value through profit or loss	14,320,487	3,947,843	18,268,330	21.6%
Less than 1 year	6,193,656	3,947,833	10,141,489	38.9%
From one to five years	6,865,707	10	6,865,717	-
Over five years	1,261,124	-	1,261,124	-
Securities issued	294,842,999	11,417,683	306,260,682	3.7%
Less than 1 year	85,508,770	1,376,725	86,885,495	1.6%
From one to five years	199,858,873	9,523,677	209,382,550	4.5%
Over five years	9,475,356	517,281	9,992,637	5.2%
Subordinated debt	54,714,526	-	54,714,526	-
Less than 1 year	2,040,858	-	2,040,858	-
From one to five years	5,798,538	-	5,798,538	-
Over five years	25,351,021	-	25,351,021	-
Indefinite	21,524,109	-	21,524,109	-
Insurance contracts liabilities	419,694,113	21,363	419,715,476	-
Less than 1 year	372,690,323	21,363	372,711,686	-
From one to five years	23,762,581	-	23,762,581	-
Over five years	23,241,209	-	23,241,209	-
Provisions	23,491,674	153,718	23,645,391	0.7%
Current income tax liabilities	1,882,993	120,493	2,003,486	6.0%
Deferred income tax assets	1,811,646	84,285	1,895,931	4.4%
Other liabilities (2)	174,592,393	1,924,363	176,501,119	1.1%
Less than 1 year	162,271,181	1,920,763	164,176,307	1.2%
From one to five years	11,807,843	3,600	11,811,443	-
Over five years	513,369	-	513,369	-
Shareholders’ equity	178,948,630	-	178,948,630	-
Total	2,184,886,998	145,455,856	2,330,327,216	6.2%
Percentage of total liabilities and shareholder's equity	93.8%	6.2%	100.0%

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

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist clients in managing their exposures. These transactions involve a variety of contracts, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 7 to our consolidated financial statements in “Item 18. Financial Statements”. As of December 31, 2025, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

143 – Form 20-F 2025 | Bradesco

As of December 31, 2025	R$ in thousands
	Notional Value
	R$	Foreign currency	Total
Derivative financial instruments
Interest rate futures contracts
Purchases	150,634,305	-	150,634,305
Sales	111,724,128	-	111,724,128
Foreign currency futures contracts
Purchases	-	54,344,313	54,344,313
Sales	-	30,741,161	30,741,161
Futures contracts - other
Purchases	27,885,626	-	27,885,626
Sales	23,146,904	-	23,146,904
Interest rate option contracts
Purchases	718,584,779	-	718,584,779
Sales	721,019,609	-	721,019,609
Foreign currency option contracts
Purchases	-	9,616,237	9,616,237
Sales	-	15,908,308	15,908,308
Option contracts - other
Purchases	55,663,894	-	55,663,894
Sales	53,757,123	-	53,757,123
Interest rate forward contracts
Purchases	-	-	-
Foreign currency forward contracts
Purchases	-	64,714,131	64,714,131
Sales	-	45,530,533	45,530,533
Forward contracts - other
Purchases	12,145,074	-	12,145,074
Sales	8,358,638	-	8,358,638
Swap contracts
Asset position
Interest rate swaps	407,038,621	-	407,038,621
Currency swaps	-	521,032,423	521,032,423
Liability position
Interest rate swaps	518,337,609	-	518,337,609
Currency swaps	-	355,159,513	355,159,513

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

The following table shows our capital expenditures accounted for as fixed and intangible assets in the periods shown:

144 – Form 20-F 2025 | Bradesco

	R$ in thousands
	2025	2024	2023
Infrastructure
Land and buildings	152,183	13,529	245,687
Installations, properties and equipment for use	699,249	724,544	765,111
Security and communication systems	29,356	29,046	44,255
Transportation systems	4,217	32,794	16,428
Subtotal	885,005	799,913	1,071,481
Information Technology
Data processing systems	5,895,144	4,579,496	4,681,723
Financial leases of data processing systems	1,592,977	873,050	541,470
Subtotal	7,488,121	5,452,546	5,223,193
Total(1)	8,373,126	6,252,459	6,294,674
(1) The difference between the total amounts presented for the line items “(Acquisition) of property and equipment” and “(Acquisition) of intangible assets” in the Statement of Cash Flows is mainly related to the “Acquisition of financial service rights” and other capitalized expenditures.

We believe that capital expenditures in 2026 and 2027 will not be substantially greater than historical expenditure levels and anticipate that, in accordance with our practice during recent years, our capital expenditures in 2026 and 2027 will be funded from our own resources. No assurance can be given that the capital expenditures will be made and, if made, that such expenditures may not be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

Our future results of operations, liquidity and capital resources may be influenced by certain of factors, including:

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

145 – Form 20-F 2025 | Bradesco

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

As of December 31, 2025, our Board of Directors was composed of 11 members, four of whom were independent, elected or re-elected at the Annual Shareholders’ Meeting held on March 11, 2024, as follows:

•	Mr. Luiz Carlos Trabuco Cappi – Chairman; Mr. Alexandre da Silva Glüher – Vice Chairman; Ms. Denise Aguiar Alvarez; and Mr. Maurício Machado de Minas, Mr. Rubens Aguiar Alvarez, Mr. Octavio de Lazari Junior and Mr. Rogério Pedro Câmara – members; and
•	Mr. Samuel Monteiro dos Santos Junior, Mr. Walter Luís Bernardes Albertoni and Mr. Paulo Roberto Simões da Cunha, and Mrs. Denise Pauli Pavarina, as independent members.

Currently, our Board of Directors is composed of 11 members, four of them are independent, elected or re-elected at the Annual Shareholders’ Meeting held on March 10, 2026, as follows:

•	Mr. Luiz Carlos Trabuco Cappi – Chairman; Mr. Alexandre da Silva Glüher – Vice Chairman; Mrs. Denise Aguiar Alvarez; and Mr. Maurício Machado de Minas, Mr. Rubens Aguiar Alvarez, Mr. Rogério Pedro Câmara and Mr. Ivan Luiz Gontijo Júnior – members; and
•	Mr. Paulo Roberto Simões da Cunha and Mr. Paulo Rogério Caffarelli, and Mrs. Denise Pauli Pavarina and Mrs. Regina Helena Jorge Nunes, as independent members.

Assisted by a Governance area of the Board of Directors, the Board ordinarily meets 12 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board of Directors also has a Manual and an Annual Calendar of Meetings set by its Chairman. In 2025, 38 meetings were held.

Our Board of Executive Officers currently consists of 21 members, occupying the following positions: Chief Executive Officer, Vice-Chairman and Executive Officer. They meet every two weeks and are responsible for representing and managing the Company, and implementing the strategies and policies established by our Board of Directors.

Pursuant to Brazilian law, the election of all members of our Board of Directors and Statutory Board of Executive Officers is subject to approval by the Central Bank of Brazil.

We present below the biographies of the current members of our Board of Directors and Board of Executive Officers:

➢	Members of the Board of Directors:
•	Luiz Carlos Trabuco Cappi – Chairman

Date of Birth: October 6, 1951.

Position and mandate: Chairman of Board of Directors since 2017.

He began his career at Bradesco at 17 years of age as a Clerk. Over more than four decades, he has held several leadership positions, including Marketing Officer, Chief Executive Officer of Bradesco Vida e Previdência, and Chief Executive Officer of Bradesco Seguros. In 2009, he was appointed Chief Executive Officer (CEO) of Banco Bradesco, a position he held until 2018, when he became Chairman of the Board of Directors. In addition to Banco Bradesco S.A., he currently holds positions in companies of the Group, integrating Boards of Directors and Board of Executive Officers, such as Bradesco Leasing S.A, Bradespar S.A., Cidade de Deus - Companhia Comercial de Participações, NCD Participações Ltda., NCF Participações S.A., Nova Cidade de Deus Participações S.A, among others.

146 – Form 20-F 2025 | Bradesco

His management in Bradesco was marked by important acquisitions, such as HSBC Brasil in 2015. He was recognized as one of the 100 most influential Brazilians and listed among the best CEOs in Brazil by the Forbes magazine.

In addition to his work in Bradesco, he has a significant footprint across multiple areas of the financial sector. He was awarded as Entrepreneur of the Year, in the finance category, by the Isto é Dinheiro magazine and continues to influence the Brazilian financial market with its strategic vision and solid leadership. He was President of the National Funding and Marketing Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (ABECIP); President of the Federação Nacional de Saúde Suplementar (FENASAÚDE); Chairman of the Board of Representatives and the Board of Executive Officers of Confederação Nacional das Instituições Financeiras – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg; Member of the Board of Directors and of the Advisory Board of FEBRABAN – Brazilian Federation of Banks, Member of the Board of Directors of the Brazilian Association of Publicly-Traded Companies (ABRASCA), Member of the Economic and Social Development Council of the Presidency of the Republic (CDES), Member of the Committee on International Affairs of SUSEP – Superintendence of Private Insurance.

He holds a Degree in Philosophy and a Postgraduate Degree in Social Psychology from Fundação Escola de Sociologia e Política de São Paulo (FESPSP).

•	Alexandre da Silva Glüher – Vice-Chairman

Date of Birth: August 14, 1960.

Position and mandate: Vice-Chairman of Board of Directors of Banco Bradesco S.A. since 2022.

He began his career at Bradesco in 1976 as a Clerk. Since then, he has dedicated his professional life to the Bank, reaching the Vice-Chairman of the Board of Executive Officers in 2014 and the Board of Directors in 2022.

He has extensive knowledge of banking products and services, due to long experience in the branch network, where he stayed for almost 30 years, four of them as Regional Officer. He coordinated the Audit Committee of Banco Bradesco S.A. for more than four years. He has experience in Risk Management due to his performance ahead of areas such as: Integrated Risk Control, Internal Controls and Compliance, Audit, Corporate Security, Legal and Ombudsman. In addition, he was Member of the Board of Banking Self-Regulation of the Brazilian Federation of Banks (FEBRABAN) and Vice-President, President and Effective Member of the Advisory Board of the Credit Guarantee Fund (FGC), and was also Chairman of the Board of Directors of CIP S.A. (Nuclea), factors that demonstrate his broad knowledge and consolidate his experiences. Currently, he is Chairman of the Board of Directors of Bradesco Bank (Florida – USA), Vice-Chairman of the Board of Directors of Bradespar S.A. and Bradesco Leasing S.A., as well as member of the Board of Directors of several companies of the Grupo Bradesco Seguros.

He holds a Degree in Accounting from the Federal University of Rio Grande do Sul and Business Administration from the Lutheran University of Brazil (ULBRA), he participated in the International Executive Program (Advanced Management Program) from The Wharton School - University of Pennsylvania, USA; Financial Institutions Administration (Banking) and has a graduate specialization in Retail for Low Income and Credit Risk Management Sectors - Portfolio Vision, from Fundação Getúlio Vargas (FGV) - School of Business Administration of São Paulo; IBGC AI Leadership Program from The Wharton School - University of Pennsylvania, USA and is Certified as Board Member by the Brazilian Institute of Corporate Governance (IBGC).

147 – Form 20-F 2025 | Bradesco

•	Denise Aguiar Alvarez – Director

Date of Birth: January 24, 1958.

Position and mandate: Member of Board of Directors since 1990.

She holds management positions in Bradesco controlling companies such as: Cidade de Deus - Companhia Comercial de Participações, NCD Participações Ltda. and Fundação Bradesco. She is prominent due to her experience in the areas of education and culture, acting as a member of the Managing Board and Officer of Fundação Bradesco.

With extensive experience in education and culture, her performance is marked by significant contributions to the dissemination of the concept of culture, education and sustainability in Brazil.

She holds a Degree in Pedagogy from the Pontifícia Universidade Católica de São Paulo (PUC-SP), Master of Education from New York University (NYU), and honors that were conferred on her, such as: Fernando de Azevedo Award - “Educator of the Year 2005”, by the Brazilian Academy of Education, the title of “Sustainability Citizen 2015”, granted by the Brazilian Academy of Marketing (ABRAMARK), in recognition for the relevant and decisive contributions to the dissemination of the concept of sustainability in the country, through the Fundação Bradesco. Member of the UNESCO High Level Reflection Group since 2020.

•	Maurício Machado de Minas – Director

Date of Birth: July 1, 1959.

Position and mandate: Member of Board of Directors since 2018.

He began his career in the Board of Executive Officers in 2009. In 2014, he was elected Vice-President, and in 2018 he accumulated the position of member of the Board of Directors. In 2019, he became a Member of the Board of Directors. In addition, he holds several management positions in the controlling companies of Bradesco. He is also a member of the Board of Directors of B3 S.A., Bradespar S.A. and Odontoprev S.A.

Professional of Information Technology, he accumulated experience in our risks area. From 2014 to 2020, he was member of the Integrated Risk Management and Capital Allocation Committee, and since 2020, he is Coordinator of the Bradesco Risk Committee and Member of the Risk and Financial Committee (CRIF) of B3 S.A. - Brazilian Exchange & OTC. He was recognized for his contributions to the sector, receiving awards and distinctions throughout his career. His expertise in technology and finance makes him an influential and respected figure in the Brazilian market. He continues to positively impact companies and the financial sector with his strategic vision and leadership skills.

He holds a degree in Electrical Engineering from the Escola Politécnica da Universidade de São Paulo (Poli/USP), he holds a specialization in Data Communication and Software Development from NCR Comten, Inc. USA, University Extension Course in Finance from Wharton Business School - Pennsylvania, USA, participated in Executive Development programs at Columbia University - New York, USA and for Corporate Officers of Boards of Directors, Harvard Business School, Boston, USA.

•	Rubens Aguiar Alvarez – Director

Date of Birth: October 23, 1972.

Position and mandate: Member of Board of Directors since 2021.

He holds management positions in controlling companies of the Bank, such as: Cidade de Deus - Companhia Comercial de Participações, NCD Participações Ltda. and Fundação Bradesco. He is a partner and manager in family companies in the real estate and agribusiness segments.

He holds a Degree in Economic Sciences from the University Center of Faculdades Metropolitanas Unidas (FMU), he holds a Degree in Specific Training in Organization and Event Management from Universidade Anhembi Morumbi (UAM) and Food & Beverage Operations from IHTTI School of Hotel Management Neuchâtel Switzerland (Switzerland). He also participated in the international course Leading From the Chair from the European Institute of Business Administration (INSEAD) and has a certification of Board Member from the Brazilian Institute of Corporate Governance (IBGC).

148 – Form 20-F 2025 | Bradesco

•	Ivan Luiz Gontijo Júnior – Director

Date of Birth: October 8, 1958.

Position and mandate: Member of the Board of Directors since March 2026.

He joined the Bradesco Insurance Group in 1985 and, in 1998, was elected Legal Director of the Insurance Group. He currently serves as Chief Executive Officer of Bradseg Participações S.A., Bradesco Seguros S.A., Bradseg Promotora de Vendas S.A., Bradesco SegPrev Investimentos Ltda., BSP Affinity Ltda. and Bradesco Gestão de Saúde S.A.

He is also Vice Chairman of the Board of Directors of Odontoprev S.A., as well as a full board member of Bradesco Vida e Previdência S.A., Bradesco Capitalização S.A., Bradesco Auto/RE Companhia de Seguros, BSP Empreendimentos Imobiliários S.A., Fleury S.A., Pacífico Imobiliária Hospitalar S.A., Pacífico Operações Hospitalares S.A. and Companhia Brasileira de Gestão de Serviços (Orizon). He also serves as First Vice Chairman of the Executive Board and as a member of the Management Board of the National Confederation of Insurers (CNSEG), a member of the AMCHAM Brazil/SP CEO Committee, and a member of the Executive Board of the National Federation of Insurance Companies (FENASEG).

He holds a law degree from the Catholic University of Petrópolis and has served as a professor of Commercial Law at the Catholic University of Petrópolis and of Insurance Law at the Cândido Mendes School of Law.

•	Paulo Roberto Simões da Cunha – Independent Director

Date of Birth: May 27, 1950.

Position and mandate: Independent Member of Board of Directors since 2021.

He joined the Central Bank of Brazil in 1976, in the Supervision Division and, in 1988, he was promoted to Division Head, being responsible for the oversight of financial institutions in São Paulo, until 1998. He has accumulated significant experience in risks area. At the Central Bank of Brazil, he had experience with the implementation of a matrix structure and the creation of teams of inspectors specialized in computer systems, capital markets, risk management and credit risk analysis for direct supervision. He was also responsible for drafting the Supervisory Programs which consider the risks assumed by the financial system, as well as the particularities of its agents. At KPMG Auditores Independentes, where he was partner from 1998 to 2004, in the area of financial services, he worked on the implementation of consulting services in internal audit – outsourcing, self-assessment of controls and risks, diagnosis of Compliance, Risk Assessment/Management, regulatory affairs and special projects related to controls and risks for the financial industry, in addition to having carried out several projects in the areas of Compliance and Risk Management at some of the main Brazilian Banks. In 2004 he joined our Audit Committee, where he served as Financial Expert Member from 2004 to 2009 and subsequently from 2014 to 2021, when he was then elected Independent Member of the Board of Directors.

He holds a Degree in Accounting and Business Administration from the Faculdade de Ciências Econômicas de São Paulo, Fundação Escola de Comércio Álvarez Penteado (FECAP), postgraduate degree, with specializations in Finance from the Fundação Getúlio Vargas (FGV), in Audit from the Institute of Accounting Research Foundation, Actuarial and Financial – Universidade de São Paulo (FIPECAFI – USP) and in Economics with Theory and Operation of a Modern National Economy from George Washington University, Washington-DC.

•	Denise Pauli Pavarina – Independent Director

Date of Birth: April 14, 1963.

Position and mandate: Independent Member of Board of Directors since 2022.

She integrates the Sustainability and Diversity Committees and the Strategy Committee. She also serves as a Member of the Board of Directors and Coordinator of the Investment Committee of Solvi Essencis Ambiental S.A., Member of the Advisory Board of GFANZ - Global Financial Alliance for Net Zero, Member of the Board of Climate Finance Hub Brasil, Member of the Ethics Council of ANBIMA - Brazilian Association of Financial and Capital Markets Entities, an association of which he was president for four years, Member of the Supervisory Board of the Brazilian Securities Analyst of APIMEC NACIONAL – Association of Professional Analysts of Capital Market Investments, Member of the Advisory Board of Seneca Evercore Advisors and Member of the Brazilian Chapter of the WCD Foundation - Women Corporate Directors. She was Vice-Chair of TCFD-FSB - Task Force on Climate-related Financial Disclosures until the closure of this task force. Denise held the position of President of Anbima for four years and was a board member at several companies, including Vale, B3, Cielo, among others.

149 – Form 20-F 2025 | Bradesco

Executive with extensive experience in the Group, acquired during his career at Banco Bradesco, where she held executive roles until January 2019, reaching the Board of Executive Officers in 2012. Denise has a history of leadership in several organizations, boards and committees, standing out for her performance in investments, governance and sustainability, also accumulating solid experience in the areas of capital markets and portfolio management. She was also director of companies at the National Bank for Economic and Social Development (BNDES) in 2019.

She holds a Degree in Economics from Faculdade Armando Álvares Penteado (FAAP) and in Law from Universidade Paulista (UNIP), has an Executive MBA in Finance from the Instituto de Ensino e Pesquisa (Insper), as well as participation in the Advanced Management Program (AMP) from IESE Business School. She also participated in the international course Leading From the Chair by the European Institute of Business Administration (INSEAD) and has a certification of Board Member by the Brazilian Institute of Corporate Governance (IBGC).

•	Regina Helena Jorge Nunes – Independent Director

Date of Birth: October 4, 1965.

Position and mandate: Independent Member of the Board of Directors since March 2026.

She is a C-level executive with more than 35 years of experience in the Financial and Capital Markets, with a solid international track record in Business Development, Market Expansion and Risk Management. She has held strategic positions in Brazil, Latin America, the United States, Europe and Asia, leading multicultural teams, driving global strategies and fostering sustainable growth, profitability and corporate governance throughout her career.

With respect to her service on Boards of Directors, she has accumulated eight years as an Independent Board Member in companies across a broad range of sectors, including energy, healthcare, payment methods, insurance, infrastructure and business institutions. She also has extensive experience on Audit, Risk, Sustainability, Governance, Finance and Compensation Committees, where she has served as chair and coordinator. She was a member of the Board of Directors and the Audit and Risk Committee of the Spanish energy company Iberdrola (Bilbao, Spain). She is currently a member of the of the Board of Directors and Chair of the Audit and Risk Committee of Atlântica D’Or.

As an executive, she spent 20 years at S&P Global Ratings, where she led operations in Brazil, Argentina and Southern Latin America, in addition to performing global strategic roles focused on emerging markets. Since 2018, she has been the CEO and co-founder of RNA Capital, a company dedicated to risk management, corporate governance, ESG and capital raising. Prior to that, she built her career at financial institutions such as Chase Manhattan and the Commercial Bank of New York, working in credit, risk, trade finance, corporate banking, structured funding, privatizations and complex financial projects.

She holds a degree in Business Administration from Mackenzie University and complemented her education with advanced programs in leadership, finance and management at New York University, Columbia University and INSEAD. Fluent in Portuguese, English and Spanish, Regina has been recognized by institutions such as Forbes, Valor Econômico, ANEFAC and IBEF as one of the most influential business leaders in the country, standing out for her capacity for innovation, strategic thinking and significant contribution to strengthening corporate governance and sustainable organizational development.

150 – Form 20-F 2025 | Bradesco

•	Paulo Rogério Caffarelli – Independent Director

Date of Birth: September 19, 1965.

Position and mandate: Independent Member of the Board of Directors since March 2026.

He is an executive with more than 30 years of experience across the financial, industrial, payments and public sectors, with extensive expertise in leading large organizations, digital and cultural transformation, corporate management and strategic business development. His career includes prominent positions such as Chief Executive Officer of Banco do Brasil, Chief Executive Officer of Cielo, and Chief Executive Officer of Banco BBC Digital (SIMPAR Group), where he led processes of operational restructuring, technological acceleration and profitability expansion. Throughout his career, he has driven decisive initiatives for growth, competitive recovery and strategic repositioning of nationally significant institutions.

Prior to these roles, he served at the Ministry of Finance as Executive Secretary, coordinating interministerial agendas and structuring programs with nationwide impact, such as the support package for the electricity sector. At Banco do Brasil, he held several leadership positions, including Vice President for Wholesale Banking, International Banking, Private Banking and Capital Markets, as well as Vice President for Retail Banking, delivering strong results in credit portfolios, international businesses, insurance and investments. He also served as Director of Retail Business, Marketing and Logistics. He has strong corporate experience at CSN, where he led strategic areas such as Finance, Investor Relations, Legal, Human Resources and Procurement, in addition to spearheading key negotiations within the mining sector.

His academic background includes a Master’s degree in Economics from the University of Brasília, an MBA in Corporate Law and Finance from Fundação Getúlio Vargas (FGV), and a Law degree from the Pontifical Catholic University of Paraná (PUC-PR), as well as specializations in foreign trade and international law, and executive programs at institutions such as Harvard Business School and MIT Sloan. With extensive experience in corporate governance, he has served for more than two decades on boards of directors of major companies, including Suzano, Vale, Banco do Brasil, Brasilprev and IRB Brasil, among others, and holds board member certification from IBGC. His work on boards and committees reflects a strong commitment to governance, sustainability and long-term value creation.

➢	Members of the Board of Executive Officers:
•	Marcelo de Araújo Noronha – Chief Executive Officer

Date of Birth: August 10, 1965.

Position and mandate: CEO since November 2023.

Highlighted for his professional experience, acquired over more than 38 years in the financial market, 20 of them dedicated to the Bradesco Group, where he worked in the areas of Cards, Wholesale, Marketing and Retail.

At Bradesco, he has held several leadership positions throughout his career, including vice-presidencies in areas such as Corporate, Bradesco Empresas, Bradesco BBI, International and Foreign Exchange. He was also responsible for Bradesco Cartões and the related companies of payment solutions and payment institutions, including positions in Board of Directors of companies, such as Alelo Instituição de Pagamento S.A. and Cielo S.A. - Instituição de Pagamento.

His management is based on results and continues in the search for innovation. He was recognized for his ability to lead complex projects and for his strategic vision, which helped strengthen Bradesco’s position in the financial market.

He holds a Degree in Administration from the Universidade Federal de Pernambuco – UFPE, with specialization in Finance from IBMEC – Brazilian Institute of Capital Markets, in Financial Institution Administration (Banking) by the School of Business Administration of Fundação Getúlio Vargas (EAESP/FGV) and Advanced Management Program - AMP from IESE - Instituto de Estudios Empresariales from the University of Navarra, in Barcelona. He is an advisor certified by the Brazilian Institute of Corporate Governance – IBGC.

151 – Form 20-F 2025 | Bradesco

•	Cassiano Ricardo Scarpelli – Executive Vice-President

Date of Birth: July 28, 1968.

Position and mandate: Executive Vice-President since 2018.

He began his career at Bradesco in 1984 as a messenger and since then he has dedicated his professional life to the Bank, being elected Officer in 2007, Deputy Executive Officer in 2015 and Executive Vice-President in 2018, a position he holds currently.

He consolidated his career in Areas such as: Capital Markets, Budget and Control, Stocks and Custody, Treasury and Prime. Currently, he holds the position of CFO (Chief Financial Officer) of the Group, responsible for the structure of Financial Planning and Controlling and Market Relations; at the same time, he is CTO (Chief Transformation Officer), being responsible for conducting the Operational Transformation Office of Banco Bradesco and CIO (Chief Information Officer) on an interim basis.

He holds a Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FEAO), he completed his training with the International Executive Program at the Queen’s School of Business – Queen’s Executive Program in Ontario, Canada.

•	José Ramos Rocha Neto – Executive Vice-President

Date of Birth: December 8, 1968.

Position and mandate: Executive Vice-President since 2022.

With experience gained from Banco Bilbao Vizcaya, in the areas of Trade Finance, Business Development and Middle Market Platform, he joined Bradesco in 2003, where his solid trajectory and expertise in Loans and Financing, in addition to his experience in Operations, Cash Management and Investments, led him to the position of Vice-President.

He is Vice-Chairman of the Board of Directors of Cielo S.A. - Instituição de Pagamento and Chairman of the Board of Directors of Banco John Deere S.A., in addition to holding other positions in the Board of Directors of Companies, including at Alelo Instituição de Pagamento S.A., Elo Participações LTDA., Elo Serviços S.A. and at Livelo S.A. He was Chairman of the Board of Directors of ABECIP – Brazilian Association of Real Estate Credit and Savings Entities, Vice-President of the Board of Executive Officers of FEBRABAN – Brazilian Federation of Banks, Full Member of the Board of Representatives of CNF - National Confederation of Financial Institutions, President of the Distribution Forum of ANBIMA - Brazilian Association of Financial and Capital Markets Entities and Alternate Member of the Board of Directors of CIBRASEC - Brazilian Securitization Company.

He holds a Degree in Economics from the Universidade Federal de Pernambuco (UFPE), and Postgraduate Degree in Business Administration CEAG from the Fundação Getúlio Vargas School of Business Administration of São Paulo (FGV - EAESP). He also participated in several international executive programs in renowned institutions, including those offered by the Wharton School of the University of Pennsylvania, the Authentic Leadership Development from Harvard Business School, the Corporate Leadership Program III from the IESE Business School of the University of Navarra (Spain), and the Leadership at the Peak Program from the Center for Creative Leadership and Excellence in Leadership from Stanford University School of Business. He also participated in important leadership and executive development programs, including: the Integrative Leadership Program from Amana Development and Education and the Executive Development Program (PDE), from Fundação Dom Cabral (FDC).

152 – Form 20-F 2025 | Bradesco

•	Guilherme Muller Leal – Executive Vice-President

Date of Birth: November 12, 1967.

Position and mandate: Executive Vice-President since 2024.

In February 1990 he began his career at Banco de Investimentos Garantia. Over the years, he held several positions, both in Rio de Janeiro and São Paulo, in the Corporate Banking area, until his transfer to Banco Bradesco S.A., in September 2003. His rise in the Group culminated in 2011, with the election to the position of Officer. After his entire career in Banco Bradesco’s Board of Executive Officers, in February 2024, he was promoted to Executive Vice-President.

He holds a Degree in Economic Sciences from Universidade Santa Úrsula (USU), and Advanced Postgraduate Degree in Corporate Finance from the Pontifícia Universidade Católica do Rio de Janeiro (PUC/RIO), he participated in the Executive Development Program from Fundação Dom Cabral (FDC).

He also excelled in international executive programs, including the Authentic Leadership and Behavioral Economics from Harvard Business School, the Executive Education Program from New York Trend Consulting, the Wharton Advanced Management Program, Executive Negotiation Workshop from the University of Pennsylvania - The Wharton School, and the Leadership at the Peak Program from the Center for Creative Leadership Staff and Leadership at the Peak Participants, Colorado Springs – USA.

•	Bruno D’Avila Melo Boetger – Executive Vice-President

Date of Birth: June 17, 1967.

Position and mandate: Executive Vice-President since 2024.

He began his career in 1990 at Citi and Salomon Brothers Inc., where he held positions in New York (USA) and São Paulo (BR). In April 2007, he joined the Bradesco Group through Banco Bradesco BBI, as Executive Superintendent, reaching the position of Officer in April 2008. In 2011, he was General Manager of the New York Branch (USA).

He brings with him a vast experience in investment banking, acquired throughout his career in renowned financial institutions, in Brazil and abroad. His work at Bradesco includes leadership in several strategic areas, mainly in the wholesale bank, contributing significantly to the growth of the Group.

He holds a Degree in Business Administration from Fundação Getúlio Vargas (FGV), having participated in international executive programs, such as: Advanced Management Program from Harvard University, the Senior Executive Program from London Business School and Master’s in Business Administration from Cornell University.

•	Roberto de Jesus Paris – Executive Officer

Date of Birth: September 15, 1972.

Position and mandate: Executive Officer since 2019.

Professional appointed in view of his extensive experience, built over more than 38 years of work in the financial market. He began his career in the sector in January 1987 at Banco Bradesco S.A., where he worked in the International and Foreign Exchange Area and was Officer of Bradesco Asset Management between 2021 and 2023. He also served as an advisor in companies such as CETIP and Bradesco Europa, and was the Sector Officer of Treasury at Febraban from 2013 to 2021. He is currently responsible for the areas of Treasury, Economic Research, Private Equity and Venture Capital, and is Officer of ANBIMA. His trajectory, in several leadership positions, brought significant contributions to the Group.

He holds a Degree in Business Administration from Universidade Paulista (UNIP), holds an Executive MBA in Finance, with a major in Market Finance, from the Instituto de Pesquisa e Ensino (Insper) and participated in important international executive programs, such as: Executive Education Program from the Graduate School of Business - Columbia University, New York, USA, in addition to the Chartered Financial Analyst (CFA) Certification from the CFA Institute in Virginia, USA.

153 – Form 20-F 2025 | Bradesco

•	Oswaldo Tadeu Fernandes – Executive Officer

Date of Birth: October 20, 1970.

Position and mandate: Executive Officer since 2021.

Responsible for the Finance Business Unit (Controllership, Accounting, Corporate and Tax, Property Management, Procurement and Independent Model Assessment Area) of the Bank. He has extensive tax, accounting and corporate knowledge, worked in the areas of Capital Markets of the Bank, as a financial advisor in the processes of acquisitions and mergers, in the Controllership in relation to budget preparation, investment evaluation and in the Accounting, in the preparation of the financial statements of the entire Group.

He holds a Degree in Accounting from Faculdades Metropolitanas Unidas (FMU), two postgraduate degrees and an MBA, with the Postgraduate Degree in Controllership from Fundação Armando Álvares Penteado (FAAP), the Postgraduate Degree in Financial Administration from the Faculdade de Economia e Administração (FEA/USP) and the MBA - Controllership from the Universidade de São Paulo (USP).

•	Juliano Ribeiro Marcílio – Executive Officer

Date of Birth: April 25, 1973.

Position and mandate: Executive Officer since 2023.

He began his professional career in 1994 at Citibank Brasil in São Paulo. From 2002 to 2012, he worked at UNIBANCO - União de Bancos Brasileiros S.A., Teleperformance Brasil and Serasa Experian. In November 2013, he joined HSBC Bank Brasil S.A. - Banco Múltiplo, in the position of Head of Human Resources, remaining until October 2016. Throughout his career, he held prominent positions in financial market and credit analysis companies.

In 2016, he was elected Officer, responsible for the Human Resources area and worked as HR Officer of Bradesco Seguros, the largest insurance company in Latin America in the automotive, residential, health, life, capitalization and pension segments. In August 2023, he was promoted to Executive Officer.

He holds a Degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), specializing in Banking & Financial Services Program from the University of Michigan - Executive Business School, he also participated in important international executive programs, such as: General Management Program from Harvard Business School, General Management Renewal from Harvard Business School in Shanghai, China and AMP - Advanced Management Program from ISE/IESE - Business School through the University of Navarra.

•	André Luís Duarte de Oliveira – Executive Officer

Date of Birth: December 17, 1971.

Position and mandate: Executive Officer since 2024.

Executive with 30 years of experience in the financial market, with extensive knowledge in the areas of credit, data, Machine Learning, AI and Risks. He joined us in May 2019, as officer responsible for the Areas of CRM and Data Intelligence. In March 2024, he assumed responsibility for our Business Unit of credit, as Executive Officer.

He holds a Degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (POLI-USP), he holds an MBA with “Honors” from the Kellogg School of Management at Northwestern University, Illinois, United States.

154 – Form 20-F 2025 | Bradesco

•	Cíntia Scovine Barcelos de Souza – Executive Officer

Date of Birth: November 15, 1972.

Position and mandate: Chief Technology Officer (CTO) and Executive Officer since 2024.

Responsible for the areas of architecture, infrastructure, IT operations, as well as cybersecurity, data and artificial intelligence. Member of the Board of Directors of Banco Bradesco Europa and Vice-Chairman of the Board of Directors of Kunumi Serviços em Tecnologia da Informação S.A.

Technology Executive with more than 32 years of experience, leading teams in search of innovative and creative solutions, she has deep knowledge in hybrid cloud, data and artificial intelligence, as well as in architecture of resilient solutions and infrastructure technologies.

She holds a Degree in Electrical Engineering with a major in Electronics from the Universidade Federal do Rio de Janeiro (UFRJ), completed the Advanced Management Program - AMP at Harvard, holds an MBA in Business Administration from the Brazilian Institute of Capital Markets (IBMEC Rio) and in Cloud Engineering & Architecture from Faculdade de Informática e Administração Paulista (FIAP). She took an Extension Course in the area of Software Projects in UML from the Pontifícia Universidade Católica do Rio de Janeiro (PUC/RIO) and participated in important international executive programs such as: Directing Innovation from Smith College and Leadership at the Peak from the Center for Creative Leadership (CL). She is also currently attending the Advanced Boardroom Program for Women at Saint Paul.

She was Chief Technology Officer (CTO) at the International Business Machines Corp (IBM) for financial markets and the first woman to be recognized as a Distinguished Engineer in Latin America.

•	Fernando Freiberger – Executive Officer

Date of Birth: November 28, 1971.

Position and mandate: Executive Officer since 2024.

Responsible for the Ultra Corporate Segment, Bradesco Payments and Banking as a Service. He began his career in banking in 1993 at BankBoston and held prominent positions, including Chief Executive Officer - Head of Commercial Banking at HSBC Bank Brazil.

He has more than 30 years of experience in the banking sector and more than 20 years in team management, always working with a focus on solutions, like the commercial bank and investment bank for corporate clients.

He holds a Degree in Economic Sciences from the Faculdade Católica de Administração e Economia (FAE) of Curitiba/PR, he enhanced his skills through several courses in Brazil and abroad, especially the Credit Analyst Program, a long-term (six months) training of BankBoston in Boston (USA).

•	José Augusto Ramalho Miranda – Executive Officer

Date of Birth: January 28, 1980.

Position and mandate: Executive Officer since 2024.

Responsible for the Bradesco Global Private Bank, Bradesco Principal, Bradesco Asset Management, Bradesco Bank and Bradesco Europe divisions. With more than 25 years of experience in both the local and international financial markets, he has built his career with a focus on wealth management and investment strategies for high-net-worth clients.

He holds a Degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP) and has completed executive education programs at internationally renowned institutions, including Harvard Business School (HPLP), NYU Stern (Leadership Developing Skills), ISE/IESE (PMD), the Center for Creative Leadership (LAP), and Stanford University (SEP).

He also serves on the board of Tivio Capital and is a member of YPO.

155 – Form 20-F 2025 | Bradesco

•	Marcos Valério Tescarolo – Executive Officer

Date of Birth: September 26, 1964.

Position and mandate: Executive Officer since 2024.

Currently responsible for the areas of: Management of the Branch Network, Service and Operations Board, Prime Platform, Bradesco Consórcios, Banco Bradesco Financiamentos, Regional Boards of the State of São Paulo, Paraná, Santa Catarina and Rio Grande do Sul, Public Authority Department and Bradesco Expresso.

With more than 41 years of experience in the financial market, he has vast experience acquired throughout his trajectory, having been responsible for managing the branch network leading the processes of acquisition of banks, business management, planning, expansion, restructuring and incorporation of branches, administrative and audit processes, service to regulatory entities, and implementation of new technologies, among others. He also worked in the segmentation process of the Bank, contributing to the creation of the segments: Corporate, Empresas (Companies), Private, Prime, in addition to the processes of creation of Regional Management and Boards. Executive with extensive experience in the areas of Banking Retail, Consortia, card ecosystem and payment solutions in Brazil and Mexico, Agribusiness and Bank correspondents. He was assigned in 2010 to lead a project in Mexico, when he acquired C&A Mexico card operations and expanded the operation in that country. On his return to the country in 2017, he was responsible for Bradesco Consórcios (Consortia), Bradesco Cartões (Cards), Bradescard Brasil and Mexico. In August 2023 he took over the Retail Network Board and, in March 2024, was elected Executive Officer.

Strategic and pragmatic professional, with broad business vision, he was recognized for the ability to lead complex structures, regulated environments, strong discipline in the execution and turnaround, results and ROE-driven, management of large teams, development of talents and integration of strategy. Strong articulation with the Board, investors and Senior Management.

He holds a Degree in Business Administration from Universidade São Francisco (USF), Postgraduate Degree in Economics - Financial Area from the Pontifical Catholic University of Campinas (PUC - Campinas), with an MBA in Financial Strategies and Marketing from Fundação Instituto de Administração (FIA). He also participated in international executive programs, such as: High Level Management of companies from IPADE Business School – Mexico; Urban101x: CitiesX from Harvard University; and LEAD1X: Exercising Leadership: Foundational Principles from Harvard University.

•	Renata Geiser Mantarro – Executive Officer

Date of Birth: August 27, 1967.

Position and mandate: Executive Officer since 2024.

She has expertise in the financial industry, in the areas of Internal Audit, IT Governance, Compliance, Risk Management, and Basel II, among others. He works in the centralized management of Audit, Consulting, Inspection, Specific Exams, Monitoring and Training in the scope of the Bradesco Group, reporting to the Board of Directors.

In 42 years of experience at the Group, she demonstrated expertise on several fronts, including analysis and development of systems. She worked for four years in the Foreign Units and held the positions of Executive Superintendent of IT and Business Audit (Brazil and Abroad), Administrative Officer of Banco Bradesco de Investimentos (BBI), Compliance Officer and IT Governance Officer.

She holds a Degree in Arts - Full Degree in Teaching - Translator and Interpreter Qualifications, both from Faculdade Ibero-Americana. She has Advanced Postgraduate degree specializing in Foreign Trade from Universidade Presbiteriana Mackenzie; Advanced Postgraduate degree specializing in Strategic Administration from Faculdade de Administração de Negócios (FIA); MBA with a specialization in Information Technology from the Universidade de São Paulo (FEA/USP); MBA International Management Program - Euromed Marseille - École de Management - France (FEA/USP); and MBA in Strategic Business Management - Fundação Getúlio Vargas (FGV). She completed the Program for Management Development (PMD) - IESE Business School - University of Navarra, the Essential Leadership Skills for Organization – ELOS, the Leadership at the Peak Program - Colorado Springs - Center for Creative Leadership – CCL and the Advanced Management Program (AMP) – Harvard Business School (USA).

156 – Form 20-F 2025 | Bradesco

•	Vinicius Urias Favarão – Executive Officer

Date of Birth: November 20, 1974.

Position and mandate: Chief Risk Officer (CRO), Chief of Staff and Executive Officer since 2024.

Responsible for the areas of Compliance and Non-Financial Risk Management, Corporate Strategy, Regulatory Strategy and Interface, Financial Risk Management, Corporate Risk Management, Ombudsman, Corporate Governance, Corporate Security and Bradesco Holding de Investimentos.

With more than 30 years of experience in the financial market, he has worked in the management of corporate clients, in the segment of direct credit to consumption, cards and payment solutions. He was responsible for the operation of the American Express Network in Brazil after its acquisition by Bradesco, Product Officer of Bradesco Cartões (Cards), managing the Visa, ELO, Mastercard and Amex portfolios. He took over Bradesco Promotora in 2013 and, in 2017, became head of Bradesco Cartões (Cards) operations. In early 2021, he took over the operation of Bradesco Financiamentos, an operation focused on financing for the acquisition of light and heavy vehicles. He works on the Board of Directors, Board of Executive Officers and Committees of companies such as Cielo S.A., Alelo S.A., Livelo S.A and Elo Serviços.

He holds a Degree in Business Administration from Universidade Paulista (UNIP), with Advanced Postgraduate degree - Executive MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC), Advanced Postgraduate degree - Executive MBA with a major in “General Management” from the Brazilian Institute of Capital Markets (IBMEC), MBA in Business Administration and Retail Business from the Fundação Instituto de Administração (FIA), AMD (Advanced Management Program) Bradesco from ISE Business School, CCA+ Professional Counselor Certification from the Brazilian Institute of Corporate Governance (IBGC) and AMD (Advanced Management Program) from Harvard Business School.

•	Silvana Rosa Machado – Executive Officer

Date of Birth: April 17, 1970.

Position and mandate: Chief Human Resources Officer (CHRO) and Executive Officer since 2024.

She was responsible for the areas of People, Culture & Performance and Sustainability, has expertise in strategic projects in the financial services and human capital management sector, having worked in renowned companies like: Booz-Allen Hamilton Inc., Kearney Consultoria de Gestão Empresarial Ltda., Banco ABN Amro Real S.A., Banco Santander (Brasil) S.A., Egon Zehnder International Ltda. and Advent International Ltda.

Executive with over 35 years of professional experience in multinational consulting and financial institutions, and is recognized for strategic vision and deep knowledge of the financial market and has experience in leading organizational transformations and is prominent as an agent of change. Her personal resilience, mobilization capacity and competence in serving clients are valued qualities.

She holds a Degree in production engineering from the Escola Politécnica da the Universidade de São Paulo (Poli-USP), she holds an MBA from the University of Chicago. She is also accredited as a coach from Instituto EcoSocial and has a postgraduate degree in psychoanalysis from Fundação Armando Álvares Penteado (FAAP). In addition, she is also certified as a Board Member from Brazilian Institute of Corporate Governance (IBGC).

157 – Form 20-F 2025 | Bradesco

•	Túlio Xavier de Oliveira – Executive Officer

Date of Birth: February 21, 1981.

Position and mandate: Executive Officer since 2024.

Responsible for Digital Retail. Experienced executive in the financial services sector, he has built a career in the market. His experience spans several executive positions in renowned companies, including Itaú Unibanco, PayPal and Mercado Pago.

Throughout his career, he has developed a reputation, being recognized for his deep knowledge of the financial market and for his leadership ability in the execution of strategic plans and in the implementation of business initiatives.

He holds a Degree in Electrical Engineering from Universidade Estadual de Campinas (UNICAMP), he also has an MBA in Strategic Management, Economics and Finance from The University of Chicago – Booth School of Business, in the United States.

•	Francesco Di Marcello – Executive Officer

Date of Birth: July 12, 1974.

Position and mandate: Chief Information Officer, Chief Innovation Officer, Chief Experience Officer and Executive Officer since 2024.

He was responsible for joining the team in charge of digital transformations of Bradesco and promoted changes and increased agility and efficiency in the bank.

His experience in the areas of Digital Transformation & Agile Service Line in Multinational Companies and with a solid career in the national and international market, spans several executive positions in renowned Multinational companies, including McKinsey & Company, where he served as Leading Partner in the Agile and Digital Transformation and Agile service lines in Brazil and in international markets, as well as the Optima Group and Accenture. He participated in digital transformation projects in several companies in Brazil and abroad.

Leading Partner of the Agile Service Line in Latin America, Co-Leader Global Digital & Agile Service Line/Financial Institutions. (São Paulo, Brazil) of McKinsey & Company, Chief Executive Officer (CEO) and Chairman of the Board of Optima Exchange Services (Optima Group) – (Moscow, Russia); Managing Officer of Tescom Group (Optima Group) - (Moscow, Russia), Managing Officer – Financial Services of Optima Group - (Moscow, Russia), Project Manager of McKinsey & Company - (Moscow, Russia), and Junior Project Manager of Accenture - (Turin, Italy).

He holds a Degree in Aerospace Engineering from Politecnico di Torino (Italy).

•	Júlio Cesar Bueno – Executive Officer

Date of Birth: April 17, 1969.

Position and mandate: Chief Legal Officer (CLO) and Executive Officer since 2025.

Recognized for his broad experience and leadership in the legal field, he brings a solid professional background, contributing to the governance and strategic affairs of the institution.

With 35 years of national and international experience in complex judicial disputes, Júlio built a prominent career at Pinheiro Neto Advogados law firm, where he started as an intern in 1989 and reached the position of Partner and Coordinator of the litigation area. Throughout his career, he has led legal strategies in complex disputes, arbitration, mediation and infrastructure and government contracts. He also worked in regulatory compliance, corporate governance, banking and consumer law. His performance excelled in strategic vision, leadership and deep technical mastery. In addition, he served as Chairman of the Executive Board of the Dispute Resolution Board Foundation (DRBF), was Co-chair of the International Construction Projects Committee (ICP), Fellow of the Chartered Institute of Arbitrators (FCIArb), from the International Academy of Construction Lawyers (FIACL) and Vice-President of the Latin American & Caribbean Users’ Council of the London Court of International Arbitration (LCIA).

158 – Form 20-F 2025 | Bradesco

He holds a Degree in Law from the Universidade de São Paulo (USP), he holds a PhD in Civil Procedural Law from the Universidade de São Paulo (USP) and a Master of Law (LL.M.) from the University of Cambridge, UK.

•	Alexandre Panico – Executive Officer

Date of Birth: April 7, 1969.

Position and mandate: Executive Officer since 2025.

He has an extensive trajectory in the financial market, working for more than three decades in national and international institutions. In October 2016, he joined Banco Bradesco S.A. as Superintendent of Bradesco Corporate and, in 2019, was elected Officer. In 2020, he took over the Board of the Bradesco Corporate Department. In December 2025, he was promoted to Executive Officer. He is currently a Member of the Managing Board of Fundação Bradesco.

He holds a Degree in Business Administration from the School of Administration of Universidade São Francisco (USF), has an extension course in People Management from Insper, specialization in Corporate Banking from Fundação Getúlio Vargas (FGV) and training in Credit and Cash Flow from the Universidade de São Paulo (USP).

•	Carlos Henrique Villela Pedras – Executive Officer

Date of Birth: September 20, 1971.

Position and mandate: Executive Officer since 2025.

He has more than 30 years of experience in the financial sector, working in Corporate & Investment Banking, structured finance and relationship with large companies.

He joined Banco Bradesco in 2004 and, throughout his career, he has held leadership positions in different areas and regions of the country. He was Officer of Large Corporate throughout 2025 and Officer of Ultra Corporate between 2019 and 2024, in addition to having held the positions of Corporate Regional Officer in the State of Rio de Janeiro and in the State of São Paulo and Executive Superintendent of Corporate for the South Region.

Prior to joining Bradesco, he served as a senior officer at Banco Itaú and BBVA. He is an economist, with a master’s degree in Financial Economics from Boston University, has a degree in Economics from the Universidade Federal do Rio de Janeiro, Program for Management Development – PMD from IESE Business School; Leadership at the Peak (LAP) – Center for Creative Leadership.

6.B. Compensation

➢	Compensation Policy

Our Board of Directors’ Compensation policy promotes the alignment between the compensation of our management and our strategic interests, in accordance with current legislation, ensuring that decisions contribute to the generation of value to shareholders and investors, preserving the prudent risk management and our sustainability, avoiding incentives that can raise risk exposure above the levels considered appropriate for short, medium and long-term strategies.

In addition, we have a Variable Compensation Recovery Policy, approved by our Board of Directors, which establishes guidelines for clawback of variable compensation amounts granted or paid improperly. This policy aims to ensure compliance with legislation and regulatory standards, as well as to protect us, allowing the recovery of wrongly paid amounts, in case accounting adjustments or other situations provided for in our internal standard are identified.

159 – Form 20-F 2025 | Bradesco

➢	Composition of the Compensation

The compensation of the Board of Directors and the Board of Executive Officers is composed of fixed compensation, long-term fixed compensation and variable compensation.

•	The monthly fixed compensation is defined based on market practices, internal equity criteria and the responsibilities associated with each role, and may be reviewed periodically.
•	Long-term fixed compensation is granted monthly as an incentive to the acquisition of restricted shares, as well as investments in fixed-income funds.
•	Half of our variable compensation is paid in cash, with immediate liquidity, and the other half is destined for the acquisition of restricted shares.

The payment intended for the acquisition of shares is not linked to a share-based remuneration plan. In line with CMN Resolution No. 5,177/24, we record the acquired restricted shares acquired and make them unavailable. The restricted shares will be made available in three equal installments, with annual and successive maturities. The first installment will be released after twelve months elapsed from the date of acquisition of the shares and the subsequent installments will be released, respectively, at the end of twenty-four and thirty-six months, so that all restricted actions will be fully made available at the end of the three-year period.

The Board members and officers of the bank and our subsidiaries are eligible to participate in the same pension plans available to all our employees.

➢	Performance metrics

•	Board of Directors

The fixed compensation allocated to the members of the Board of Directors is not linked to performance indicators. For the variable compensation portion, this is structured to ensure alignment with the creation of value in the long term, considering our consolidated result, measured by the accumulated net income, and can be adjusted according to criteria defined by the Remuneration Committee.

•	Board of Executive Officers

The fixed compensation of officers is not linked to performance indicators. For the variable compensation portion, this is determined based on individual assessment, which considers both the achievement of the specific goals of the area and our overall result, measured by the net income accrued.

The performance of the officers and their respective areas is accompanied by a formal evaluation process, in accordance with Resolution No. 5,177/24, taking into account, among other aspects, individual performance, area performance, institutional performance and the relationship between achieved results and risks we take on.

The areas of internal control and risk management have their assessment based on the achievement of objectives related to their respective roles, regardless of our overall performance.

➢	Distribution of the Compensation

At our annual Shareholders’ Meeting, we submit a proposal for maximum overall compensation to be distributed to our Management, including the members of the Board of Directors and the Statutory Board of Executive Officers for the current fiscal.

For the year ended December 31, 2025, pursuant to the approval at the Annual General Meeting and the resolutions of the Board of Directors, a maximum amount of R$1,185,662 thousand for compensation was determined and R$53,824 thousand to fund defined contribution pension plans for our Board of Directors and our Statutory Executive Officers, including those of our subsidiaries. The compensation received in the year ended December 31, 2025, was R$1,166,743 thousand, and the contribution to the cost of pension plans was R$51,586 thousand.

160 – Form 20-F 2025 | Bradesco

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the Shareholders’ Meeting. The members of our Board of Executive Officers are elected by the Board of Directors. In both cases, the election is for two-year terms, but it can also be extended for consecutive terms.

Currently, on the Board of Executive Officers, besides the Executive Officers, we have 66 Officers and 11 Regional Officers. Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Board of Executive Officers.

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

As of December 31, 2025, our Fiscal Council was composed of five effective members (José Maria Soares Nunes, Vicente Carmo Santo, Joaquim Caxias Romão, Ludmila de Melo Souza and Ava Cohn) and five alternate members (Frederico William Wolf, Luiz Eduardo Nobre Borges, Artur Padula Omuro, Mônica Pires da Silva and Marcos Aparecido Galende), all of whom were elected/re-elected at the Annual General Shareholders’ Meeting held on March 10, 2025. The term of office is one year term ending in March 2026.

Currently, our Fiscal Council is composed of three effective members (José Maria Soares Nunes, Joaquim Caxias Romão and Ava Cohn) and three alternate members (Marcos Aparecido Galende, Joaquim Kiyoshi Kavakama and Vicente Carmo Santo), all of whom were elected/re-elected at the Annual General Shareholders’ Meeting held on March 10, 2026. The term of office is one year with an expected end in March 2027.

6.C.20 Board Advisory Committees

We also have seven committees that are subordinate to the Board of Directors, the statutory one being the Audit and Remuneration committee and the non-statutory ones being the Integrity and Ethical Conduct, Risks, Sustainability and Diversity, Succession and Nomination, and Strategy committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

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

161 – Form 20-F 2025 | Bradesco

As of December 31, 2025, the members of the Audit Committee were: Paulo Ricardo Satyro Bianchini (coordinator), Amaro Luiz de Oliveira Gomes (qualified member), Antonio José da Barbara, and Samuel Monteiro dos Santos Junior.

Currently, the Audit Committee is composed of Rogério Pedro Câmara (coordinator), Amaro Luiz de Oliveira Gomes (qualified member), and Antonio José da Barbara. Rogério Pedro Câmara also serves as a member of the Board of Directors. Mr. Rogério Pedro Câmara is awaiting regulatory approval of his election by the Central Bank of Brazil.

Our Audit Committee is responsible for monitoring the accounting practices adopted in the preparation of our financial statements and those of our subsidiaries, as well as for appointing and assessing the audit work performed of the independent auditors.

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

162 – Form 20-F 2025 | Bradesco

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
163 – Form 20-F 2025 | Bradesco

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

The performance is based, primarily, on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), the Sector Code of Ethics for Internal Auditors of our Group and the internal guidelines defined by the Global Internal Audit within our Group and, where applicable, third parties/suppliers.

6.D. Employees

As of December 31, 2025, we had 82,095 employees, of which 70,550 were employees of Banco Bradesco, 10,730 were from affiliated companies, and 815 were located abroad.

The following table presents the number of employees by countries in which we operate.

Countries with operation	Total number of employees
Brazil	81,280
United States	351
Argentina	1
England	6
Luxembourg	70
Mexico	360
China	4
Cayman Islands	18
Guatemala	5
Total	82,095

The following table sets forth the number of the employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

164 – Form 20-F 2025 | Bradesco

As of December 31,	2025	2024	2023
Total number of employees	82,095	84,022	86,222
Number by category of activity
Bradesco	86.1%	86.5%	86.7%
Insurance	8.7%	8.6%	8.2%
Pension plans products	1.0%	0.9%	0.9%
Other categories	4.2%	4.0%	4.2%
Number by geographic location
Cidade de Deus, Osasco	20.1%	17.3%	15.7%
Alphaville, Barueri	5.3%	4.7%	4.2%
São Paulo	12.7%	13.4%	13.6%
Other locations in Brazil	60.8%	63.8%	65.8%
International	1.0%	0.9%	0.7%

We have two working shifts. Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day work week.

As of December 31,	2025	2024	2023
% of employee
Part-time work	10.7%	12.8%	15.4%
Full-time work	89.3%	87.2%	84.6%

We have a diverse workforce strengthened by the heterogeneity of the Brazilian population. At the end of the period, throughout Brazil, 50% of our workforce was made up of women, 30% of Black people and 5% of people with disabilities.

We recognize that diversity drives innovation, strengthens our culture, and enhances our business results. It plays a central role in our Diversity, Equity and Inclusion Policy and is fundamental to our People Management Policy.

We have established a structured strategy based on the principles of equal opportunity, education for inclusion, and engagement with our Group, our people, and the broader community. Within this framework, we implement affirmative actions, provide development programs, and adhere to several voluntary commitments.

We also have robust governance formed by the Sustainability and Diversity Committee, with the participation of the Chief Executive Officer and the Chairman of the Board of Directors; by the Diversity, Equity and Inclusion Working Group, formed by employees from various areas and from different seniorities who work in initiatives for the evolution of the theme; and by the five Affinity Groups (“AG”), with voluntary participation of any employee, acting on the fronts of ethnic-racial inclusion, gender, disabled people, longevity and LGBTI+. Each group has a coordinator, who serves as the representative for the theme designated by the AG and is also a member of the Diversity, Equity and Inclusion Working Group.

In addition, in the People, Culture and Performance structure, the area of Diversity, Equity and Inclusion is responsible for catalyzing transformations and managing initiatives that drive representativeness in the functional framework, promoting inclusion, so that people can fulfill their potential in an environment of respect and professional growth, with integrated and priority action in the same five pillars that guide the AGs.

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2025, 37% of our employees were associated with one of the labor unions, with representation at national level. We maintain good relations between our employees as well as with their respective labor unions, fostering transparency in our relationships.

We are committed to promoting the physical, family, financial, and emotional well-being of our employees, and we offer a comprehensive and distinctive benefits package. This package includes nationwide health and dental coverage, ensuring freedom of choice for medical, hospital, and dental care anywhere in Brazil. We also provide a private pension plan, life insurance with varying coverage options, transportation allowances, childcare or babysitting assistance, and benefits such as meal and food vouchers that contribute to a balanced lifestyle. To encourage healthy habits, we offer the TotalPass benefit, a platform that provides access to gyms across the country with more than 250 training modalities. In addition, we maintain strategic partnerships with market companies, enabling our employees to purchase products and services under special conditions. Together, these initiatives promote quality of life, security, and everyday savings opportunities.

165 – Form 20-F 2025 | Bradesco

We also maintain a structured health and well-being program, Viva Bem, which focuses on disease prevention and health promotion through healthy habits and behaviors. The program is available to employees, dependents, and households, reinforcing our commitment to human and organizational sustainability. Viva Bem is organized into three strategic pillars—In Balance, Healthy, and In Movement—and integrates initiatives such as psychosocial support (including critical cases), encouragement of physical activity, welfare programs for employees and families, nutritional guidance, vaccination campaigns, and health programs. Through these initiatives, we foster a healthy, collaborative, and harmonious corporate environment that supports productivity, engagement, and talent retention while promoting balance between professional and personal life.

Our professionals in business areas, the branch network, and senior leadership participate in variable incentive models that consider financial indicators and customer service quality. These models apply a meritocratic approach aligned with individual and collective performance. The indicators are consistent with our Institutional Policy on Customer and User Relationships, our internal rules, and our Code of Ethical Conduct. Performance evaluations also take into account disciplinary measures, which may affect incentive amounts if an employee fails to comply with internal rules.

Our Corporate University, UniBrad, is dedicated to professional excellence and social mobility. We provide development solutions and training to our employees, investing more than R$108 million in education in 2025. UniBrad recorded over 1.3 million participants across its programs and learning solutions, reflecting the importance of professional development. Our employees engaged in more than 5,200 synchronous and asynchronous learning opportunities, covering topics such as artificial intelligence, data analysis, agile mindset, financial education, customer relationships, leadership, continuous improvement, innovation, and emotional intelligence.

In 2024, we launched SOU Bradesco, a cultural transformation initiative that connects behaviors and mindsets to our future, aligning culture, strategy, and performance through practical actions. In 2025, SOU Bradesco implemented more than 22 initiatives to strengthen our culture, including integration and dialogue sessions, employee training investments, new recognition programs, leadership development, and system and process renewal. These actions generated significant results, such as record engagement in internal surveys, a stronger sense of belonging and connection to our purpose, and advances in collaboration, innovation, and empowerment.

Looking ahead to 2026, our challenge is to keep this cultural movement alive in daily practice. We will continue to foster attitudes that reflect our culture—such as ownership, client focus, and data-driven decision-making. We have made meaningful progress, and we remain committed to seeking new opportunities to advance even further.

6.E. Share Ownership

As of December 31, 2025, the members of our Board of Directors and Statutory Board of Executive Officers indirectly held 0.90% of our total capital, through BBD Participações S.A. (BBD Participações). In addition, some of our directors and statutory officers directly hold shares of our share capital. However, as of December 31, 2025, none of our directors and officers, individually or jointly, owned more than 1.0% of any class of our shares.

166 – Form 20-F 2025 | Bradesco

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable.

167 – Form 20-F 2025 | Bradesco

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2025, our share capital was composed of 5,296,370,781 common shares and 5,280,641,247 preferred shares, with no par value, outstanding, and 7,500,000 common shares and 7,500,000 preferred shares in treasury.

For information on shareholders’ rights and our dividend distributions, see “Item 8.A. Consolidated Statements and Other Financial Information – 8.A.30 Policy on dividend distributions” and “Item 10.B. Memorandum and Bylaws – 10.B.10 Group – 10.B.10.02 Allocation of net income and distribution of dividends”.

The following chart shows our shareholding structure as of December 31, 2025, disregarding treasury shares:

BBD PART S.A. (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
FUNDAÇÃO BRADESCO
47.93% COMMON
47.93% TOTAL
AGUIAR FAMILY
16.63% COMMON
16.63% TOTAL
CIDADE DE DEUS
35.44% COMMON
35.44% TOTAL
46.17% COMMON
0.02% PREFERRED
23,13% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
NCF
MARKET
0.15% COMMON
0.08% TOTAL
28.03% COMMON
97.71% PREFERRED
62.82% TOTAL
8.53% COMMON
2.27% PREFERRED
5.40% TOTAL
17.27% COMMON
8.65% TOTAL
BRADESCO

168 – Form 20-F 2025 | Bradesco

The following table shows the direct shareholding of our outstanding common and preferred shares as of December 31, 2025, Cidade de Deus, Fundação Bradesco and NCF directly hold 5.0% or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	2,445,219,983	46.17%	1,292,135	0.02%	2,446,512,118	23.13%
Fundação Bradesco(1)	914,471,634	17.27%	3	-	914,471,637	8.65%
NCF Participações	451,890,822	8.53%	119,774,968	2.27%	571,665,790	5.,40%
Subtotal	3,811,582,439	71.97%	121,067,106	2.29%	3,932,649,545	37.18%
Members of the Board of Directors
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Rubens Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Octavio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Rogerio Pedro Câmara	(*)	(*)	(*)	(*)	(*)	(*)
Samuel Monteiro dos Santos Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Walter Luis Bernardes Albertoni	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Roberto Simões da Cunha	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	17,140,803	0.32%	44,816,543	0.85%	61,957,346	0.59%
Members of the Diretoria Executiva
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
José Ramos Rocha Neto	(*)	(*)	(*)	(*)	(*)	(*)
Guilherme Muller Leal	(*)	(*)	(*)	(*)	(*)	(*)
Bruno D'Avila Melo Boetger	(*)	(*)	(*)	(*)	(*)	(*)
Roberto de Jesus Paris	(*)	(*)	(*)	(*)	(*)	(*)
Oswaldo Tadeu Fernandes	(*)	(*)	(*)	(*)	(*)	(*)
Juliano Ribeiro Marcilio	(*)	(*)	(*)	(*)	(*)	(*)
André Luís Duarte de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Cíntia Scovine Barcelos de Souza	(*)	(*)	(*)	(*)	(*)	(*)
Fernando Freiberger	(*)	(*)	(*)	(*)	(*)	(*)
José Augusto Ramalho Miranda	(*)	(*)	(*)	(*)	(*)	(*)
Marcos Valério Tescarolo	(*)	(*)	(*)	(*)	(*)	(*)
Renata Geiser Mantarro	(*)	(*)	(*)	(*)	(*)	(*)
Vinicius Urias Favarão	(*)	(*)	(*)	(*)	(*)	(*)
Silvana Rosa Machado	(*)	(*)	(*)	(*)	(*)	(*)
Túlio Xavier de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Francesco Di Marcello	(*)	(*)	(*)	(*)	(*)	(*)
Júlio César Bueno	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre Panico	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Henrique Villela Pedras	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	67,812	0.00%	5,849,462	0.11%	5,917,274	0.06%
Subtotal	3,828,799,668	72.29%	171,733,111	3.25%	4,000,524,165	37.82%
Other	1,467,579,727	27.71%	5,108,908,136	96.75%	6,576,487,863	62.18%
Outstanding Shares	5,296,370,781	100.00%	5,280,641,247	100.00%	10,577,012,028	100.00%
Treasury shares	7,500,000	0.00%	7,500,000	0.00%	15,000,000	0.00%
Total	5,303,870,781	100.00%	5,288,141,247	100.00%	10,592,012,028	100.00%

(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, NCD and NCF Participações,22.88% of our total shares.

(*) None of the members of our Board of Directors and Statutory Board of Executive Officers, individually or jointly, owned, directly, 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see “Item 6.E. Share Ownership”.

169 – Form 20-F 2025 | Bradesco

The following is a description of our principal beneficial shareholders as of December 31, 2025. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares. Shares held by members of our Board of Directors and Statutory Board of Executive Officers do not have special voting rights in relation to shares held by our other shareholders.

➢	Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações (Cidade de Deus) is a holding company that, as of December 31, 2025, owned 25.27% of our total shares, with 23.13% directly and 2.14% indirectly participation. On our common shares (voting capital), Cidade de Deus owned 46.17%.

➢	Nova Cidade de Deus Participações

Nova Cidade de Deus Participações (Nova Cidade de Deus) is a holding company that, as of December 31, 2025, held indirectly a 12.11% of our total capital.

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

Fundação Bradesco is a non-profit institution, supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. As of December 31, 2025, Fundação Bradesco held a total 31.53% of our capital, with 8.65% directly and 22.88% indirectly. On our common shares (voting capital), Fundação Bradesco owned 17.27%.

The management of Fundação Bradesco is exercised by a group called Managing Board composed of members of the Board of Directors, Board of Executive Officers and Department Officers who have worked at the Bradesco Group for more than 10 years and the members of the Board of Directors and Officers of Cidade de Deus Participações. They receive no compensation for their service on the Managing Board.

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, Fundação Bradesco has invested in education as a foundation for the integral development of children and young people across the nation, through the promotion of free education and excellence in various fronts of action.

All 40 school units are owned by Fundação Bradesco and are distributed within the 26 Brazilian states and the Federal District, installed primarily in regions with significant socioeconomic vulnerability, contributing to the development of the region via the transformational impact on the lives of students and communities around them, changing the educational reality of the whole country. In 2025, Fundação Bradesco benefited more than 42,000 students in its schools, primarily in Basic Education – from early childhood education to high school including technical vocational education.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the necessary items to ensure equal learning in all regions of Brazil.

170 – Form 20-F 2025 | Bradesco

Our “Escola Virtual” (Virtual School) e-learning portal’s distance learning programs (EaD), which provides fast and free courses, benefited over 2.0 million students who completed at least one of more than 80 fast courses offered.

Fundação Bradesco’s 2025 budget totaled R$1.4 billion. Over the last 10 years, Fundação Bradesco has invested a total of, approximately, R$10.0 billion (at current values).

➢	BBD

BBD Participações S.A (BBD Participações) is a holding company that, as of December 31, 2025, held indirectly 3.16% of our total capital.

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

NCF Participações is a holding company, which, as of December 31, 2025, directly held 5.34% direct of our total capital and 8.53% of our common shares (voting capital).

➢	Market

Direct market holdings represented 27.67% of our voting capital as of December 31, 2025 and 96.52% of our preferred shares. Common and preferred shares held by the market accounted for 62.04% of our share capital.

As of December 31, 2025, 1,335 foreign investors with a stake in our share capital in the amount of: (i) 63.92% of preferred shares; and (ii) 11.78% of common shares. Of the reported percentages, the GDRs (Global Depositary Receipts) accounted for 0.02% of preferred shares and the ADRs (American Depositary Receipts) accounted for 25.56% of preferred shares and 0.11% of common shares.

7.B. Related Party Transactions

Transactions with related parties are conducted on conditions and at rates consistent with those entered into with third parties:

As of December 31,	R$ in thousands
	2025	2024	2023
Assets
Securities and derivative financial instruments	15,086	569,106	597,902
Loans and other assets	4,701,136	3,018,910	3,724,974
Liabilities
Customer and financial institution resources	(7,005,835)	(5,577,770)	(5,223,199)
Securities and subordinated debt securities	(29,894,786)	(23,692,039)	(20,369,788)
Other liabilities	(16,959,699)	(16,258,930)	(15,693,517)
INCOME AND EXPENSES
Net interest income	(4,882,765)	(2,974,430)	(3,507,514)
Other expenses net of other operating revenues	(2,120,708)	(2,344,062)	(1,890,228)

For further information on related party transactions, see Note 39 to our consolidated financial statements in “Item 18. Financial Statements”.

171 – Form 20-F 2025 | Bradesco

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

8.A.20 Legal proceedings

We are a party to civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business, and which relate to:

•	Labor matters: The labor matters in which we were involved during the year ended December 31, 2025, are mainly claims brought by former employees and outsourced employees seeking indemnifications, in particular, for unpaid overtime, in the case of former employees, in accordance with Article 224 of the CLT and, in the case of third parties, acknowledgement of employment status and/or the application of subsidiary responsibility. Given that labor lawsuits have similar characteristics, the provision for labor matters is recognized based, among other factors, by the average calculated value of payments made for labor complaints. It is important to mention that employee overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.
•	Tax-related matters: We are also party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to the constitutionality of certain taxes, as well as the fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes, whose collection we consider to be inappropriate; others stem from inappropriate collections (notifications) of supervisory agencies of the Ministry of Finance and others aim to recover taxes which we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have, in general, been provisioned for in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, the taxes to be refunded are only recorded when the prospect of realizing these assets is practically certain. See Note 37 to our consolidated financial statements, “Item 18. Financial Statements”, for a description of our most relevant tax claims.
•	Civil matters: We are party to various civil lawsuits, although none of them are individually material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans of the 80s and 90s, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – We remain subject to residual risks of losses relating to inflation adjustment claims (“expurgos inflacionários”) associated with savings accounts in Brazil. Although the STF upheld the constitutionality of the Bresser, Verão, Collor I and Collor II economic plans, we are still exposed to expected costs and expenses arising from adhesions to the court approved collective settlement and from remaining ongoing lawsuits.” We remain subject to residual risks of losses in cases related to inflation adjustments on savings accounts in Brazil, considering that, although the Brazilian Supreme Federal Court (STF) declared the constitutionality of the Bresser, Summer (Verão), Collor I, and Collor II Plans on May 24, 2025, there are still expected costs and expenses arising from adherences to the collective settlement agreement approved and reaffirmed by the STF in its decision, as well as from remaining ongoing legal proceedings. The Court also set a deadline of twenty-four (24) months from the publication of the trial minutes (June 3, 2025) for new savers to join and directed the signatories of the collective agreement to make every effort to ensure that savers who have not yet adhered do so within the established timeframe. Probable risk cases are all provisioned for and do not result in a material adverse effect on the results of our operations or financial position.
172 – Form 20-F 2025 | Bradesco

•	Other matters: We are currently not subject to any significant disputed processes with the Central Bank of Brazil, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory agencies.

As of December 31, 2025, we had a total provision – which we believe to be adequate to cover any probable outflow of cash or other economic resources required to settle the provision – in the amount of R$18,030 million comprised of:

•	38.4% in civil matters;
•	37.4% for risks related to tax and social security issues, mainly related to IRPJ and CSLL, PIS, COFINS and INSS; and
•	24.2% for labor claims.

Among the remaining litigation, where the probability of loss is considered as possible, we highlight those related to (i) tax and social security matters, which totaled R$43,096 million as of December 31, 2025 (R$46,933 million as of December 31, 2024); (ii) those related to civil claims which totaled R$11,124 million as of December 31, 2025 (R$11,570 million as of December 31, 2024); and (iii) to labor claims, which totaled R$1,457 million as of December 31, 2025.

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

173 – Form 20-F 2025 | Bradesco

For more information on net income allocation and dividend distribution, see “Item 10.B. Memorandum and Bylaws – 10.B.10 Group – 10.B.10.02 Allocation of net income and distribution of dividends”.

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

To increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404/76

An increase to our share capital by R$6,670,000,000.00 was decided at the Special Shareholders’ Meeting held on March 10, 2026, increasing the share capital from R$87,100,000,000.00 to R$93,770,000,000.00, through the capitalization of part of the balance of the account “Profit Reserves – Legal Reserve”, without issuing shares, according to Article 169 of Law No. 6 404/76.

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

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares registered at the Stock Exchange of B3. Under Brazilian law, non-Brazilian holders of our shares may be subject to certain adverse tax consequences due to their ownership and any transfer of our shares. For further discussion of the restrictions on the transfer of our shares, see “Item 10.B. Memorandum and Bylaws – 10.B.20 Shareholders – 10.B.20.09 – Form and transfer” and “Item 10.D. Exchange Controls”.

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

174 – Form 20-F 2025 | Bradesco

•	reimburse the depositary bank for any taxes, governmental charges or fees the depositary bank has paid;
•	pay any transfer fees as required by the deposit agreements;
•	produce satisfactory proof of identity and genuineness of their signatures or any other documents required by the deposit agreements;
•	comply with any United States, Brazilian or other applicable laws or governmental regulations; and
•	comply with such reasonable regulations, if any, as we and the depositary bank may establish consistent with the deposit agreements.

All of our outstanding shares are fully paid and non-assessable.

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several ways:

•	each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10.B. Memorandum and Bylaws – 10.B.10 Group – 10.B.10.02 Voting rights”; and
•	the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10.B. Memorandum and Bylaws – 10.B.20 Shareholders – 10.B.20.01 Preemptive rights”.

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

As of December 31, 2025, the aggregate market capitalization of the 352 companies listed on the B3, was equivalent to US$864.1 billion and the 10 largest companies listed on the B3 represented 49.7% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2025, we accounted for 3.8% of the market capitalization of all listed companies on the B3.

175 – Form 20-F 2025 | Bradesco

Trading by a non-resident investor in Brazil is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-resident investors in Brazil may only trade on Brazilian stock exchanges in accordance with the CMN requirements.

See “Item 10.D. Exchange Controls” for further information on requirements and restrictions, and “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of certain tax benefits extended to non-Brazilian holders.

➢	Corporate governance practices of B3

In 2000, B3 introduced three special segments of listing, which are “Level 1”, “Level 2” and “New Market”, aimed at encouraging differentiated practices of corporate governance and strengthening the secondary market of shares of Brazilian publicly traded companies. Subsequently, the segments “Bovespa Mais” and “Bovespa Mais Nível 2” (Level 2) were created, directed to smaller companies. Adherence to these segments is voluntary and implies compliance with more stringent governance practices and disclosure requirements than those provided for in Brazilian legislation, expanding shareholders’ rights and increasing transparency of information available to the market. The revised rules applicable to the listing of Levels 1 and 2 of Differentiated Governance Practices for the New Market of B3 came into effect in February 2023.

To adhere to “Level 1”, the issuer, in addition to the obligations imposed by applicable law, must: (i) maintain shares in circulation that represent at least 20.0% of their total capital are effectively available for negotiation; (ii) adopt supply procedures that favor the dispersed ownership of the shares whenever a public offer is made; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies regarding transactions made by its controlling shareholders, members of its board of directors and officers, involving securities issued by the issuer; (v) submit any existing shareholder agreements and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to shareholders.

To adhere to “Level 2”, in addition to the obligations imposed by applicable law, an issuer must, among others: (i) comply with all “Level 1” listing requirements; (ii) grant tag-along rights to all shareholders in case the company’s control is transferred, offering to common shareholders the same price paid per share for the controlling group of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the shareholders’ meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3’s “Level 2” segment is in force; (iv) assure that the Board of Directors must be made up of at least five members, of whom a minimum of 20.0% shall be independent members with a term of office limited to two years, and re-election is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to the applicable international accounting standards; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the “Level 2” segment; and (vii) exclusively adopt the B3 “Arbitration Market Chamber” rules for resolving any conflicts between the company and its investors.

To join the New Market segment of B3, an issuer must comply with certain requirements described in “Levels 1 and 2”, and comply with the specific regulation of the segment, which, among other aspects, requires capital composed exclusively of common shares (with the right to vote). and granting a tag along right to all shareholders in case of transfer of control of the company, as well as additional requirements for governance, transparency and liquidity.

176 – Form 20-F 2025 | Bradesco

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

10.B. Memorandum and Bylaws

We are a publicly-traded company duly registered with the CVM under No. 00090-6. Article 5 of our Bylaws establishes our purpose as carrying out banking transactions in general, including foreign exchange activities.

Below, we present relevant information about our Bylaws and the Brazilian Corporate Law. This description is merely informative, not exhaustive, and should be read in conjunction with our Bylaws and applicable Brazilian Corporate Law.

10.B.10 Group

10.B.10.01 Qualification of directors

Pursuant to Article 146 of Law No. 6,404/76, as amended by Law No. 12,431/11, the members of the Board of Directors must be natural persons. There is no requirement that the members of the Board of Directors should be shareholders of the companies in which they hold such positions, nor as to the place of residence to qualify as a director. For information on our Board of Directors, see item “6.A. Board of Directors and Board of Executive Officers”.

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
177 – Form 20-F 2025 | Bradesco

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

Shareholders holding our preferred shares are entitled, as provided for in our Bylaws, to receive dividends per share in value 10.0% higher than dividends paid per share to shareholders holding our common shares.

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

In the framework of the implementation of the Basel III Agreement in Brazil, CMN Resolution No. 4,958/21, as amended, states that financial institutions that do not comply with the Additional of Common Equity (ACP) are subject to automatic restrictions imposed by the Central Bank of Brazil, including limitations on dividend distribution, interest on own capital and other forms of compensation to shareholders. The restrictions correspond to the following percentages of the amount that would be distributed: (i) 100% if the value considered for the verification of sufficiency of the ACP is less than 25% on the distributions; (ii) 80% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 25% and less than 50% of the distributions; (iii) 60% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 50% and less than 75% on the distributions; and (iv) 40% if the value considered for the verification of sufficiency of the ACP is greater than or equal to 75% and less than 100% on the distributions.

We are currently in compliance with all applicable capital requirements.

10.B.10.03 Transfer of control

Our Bylaws contain no determination that could have the effect of delaying, postponing or preventing a change in our control or operating only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. However, Brazilian banking regulations require that any transfer of control of a financial institution should be previously approved by the Central Bank of Brazil.

In addition, Brazilian legislation determines that the acquisition of control of a publicly-traded company depends on the purchase offer of all common shares in circulation at a price equivalent to 80.0% of the price per share paid to the controlling block. In December 2003, we amended our Bylaws to determine that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to: (a) 100% of the price paid per common share to our controlling shareholders, in the case of our non-controlling common shareholders; and (b) 80.0% of the price paid per preferred share to our controlling shareholders, in the case of our preferred shareholders.

178 – Form 20-F 2025 | Bradesco

In the case of liquidation, our preferred shareholders would have the right to priority over common shareholders in the return of capital. For more information, see “Item 10.B. Memorandum and Bylaws - 10.B.20 Shareholders – 10.B.20.05 Liquidation”. In addition, in the event of a transfer of control, our shareholders have the right to withdraw under certain circumstances. For more information, see “Item 10.B. Memorandum and Bylaws - 10.B.20 Shareholders – 10.B.20.04 Right to withdrawal”.

Brazilian legislation obliges our controlling shareholder to offer our shares, if he/she increases their share capital to a level that significantly and negatively affects the liquidity of our shares.

10.B.10.04 B3’s differentiated corporate governance practices

In 2001, we voluntarily entered into B3’s “Level 1” corporate governance segment, which establishes special requirements for the Company’s listing and rules for its managers and shareholders, including its controlling shareholders. For more information, see item “9.C. Markets – 9.C.10 Trading on B3 (stock exchange)”.

10.B.20 Shareholders

10.B.20.01 Shareholders’ Meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve resolutions provided by law for our protection and development, through voting at an Annual Shareholders’ Meeting.

Our meetings are convened by the publication of call notices in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper, both in the State of São Paulo. The notice, which contains the agenda of the shareholder’s meeting, is published three times, beginning at least 30 calendar days prior to the scheduled meeting date, as specified in our Bylaws.

The Board of Directors or the shareholders, in some specific situations set forth in the Brazilian Corporate Law, may call our shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact, so long as the attorney-in-fact was appointed within less than a year of the meeting. The attorney-in-fact must be a shareholder, a member of our Management, a lawyer or a financial institution and, for investment funds, the fund manager is responsible for representing quotaholders. Shareholders that are legal entities may also be represented by their own legal representatives. The power of attorney given to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

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

179 – Form 20-F 2025 | Bradesco

10.B.20.02 Voting rights

Each common share entitles its holder to the right of one vote at our shareholders’ meetings. The decisions of a shareholders’ meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

The Brazilian Corporate Law, aiming to give greater protection to minority shareholders, guarantees the right to appoint a member to the Board of Directors to shareholders who are not controlling, provided they hold them, for at least three previous months: (i) preferred shares representing the minimum of 10.0% of our share capital; or (ii) common shares representing at least 15.0% of our voting shares. If no shareholder reaches the minimum limits indicated in isolation, shareholders representing together at least 10.0% of our share capital (adding to the common and preferred shares) may elect a member to our Board of Directors.

Under our Bylaws, except for legal assumptions, our preferred shares do not have the right to vote.

In this regard, we emphasize that, in addition to the above provisions, the Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed, for the term provided for in its bylaws (for a period not exceeding three consecutive fiscal years), to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends is made.

Under Brazilian Corporate Law, certain matters are subject to differentiated rules of deliberation and quorum. Depending on the case, resolutions may require either exclusive or joint approval by holders of common and/or preferred shares, including through special meetings when the rights of a particular class are specifically affected. As a result of these distinctions, both voting rights and quorum requirements vary according to the nature of the matter under discussion and its potential impact on shareholders’ rights. For detailed information on applicable assumptions, quorums and other rules, see Appendix “2.4 – Securities Description”.

10.B.20.03 Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. In the event of a capital increase maintaining the existing proportion between common and preferred shares, each shareholder shall have the right to subscribe to newly issued shares of the same class it currently holds. For detailed information on the exercise of the right of preference, see Appendix “2.4 – Securities Description”.

As described in “4.B.70.02-19 Restrictions on foreign investment” it was determined that the share of foreign investors in our voting capital, through the ADR program for our common shares, is limited to up to 30% of the total common shares issued. Therefore, the holders of common shares could be prevented from exercising their preemptive rights in relation to newly issued common shares if the 30.0% limit is reached, as we specified in Appendix “2.4 – Securities Description”.

The shareholders may not be able to exercise the preemptive rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details, see “Item 3.D. Risk Factors – 3.D.50 Risks relating to our shares and ADSs”.

10.B.20.04 Right of withdrawal

Under Brazilian Corporate Law, certain events may grant dissenting or non-voting shareholders the right of withdrawal, entitling them to receive the value corresponding to their shares. This right is triggered only in specific circumstances defined by law and depends on the nature of the corporate resolution, the impact on the rights of the relevant class of shares, and the formal eligibility requirements, including the timing of share ownership. The exercise of the withdrawal right is subject to statutory deadlines (expiring within 30 days after the publication of the minutes of the applicable shareholders’ meeting), calculation criteria, and specific procedures. It may also be subject to limitations, including the possibility of the company reconsidering the decision.

180 – Form 20-F 2025 | Bradesco

10.B.20.05 Liquidation

In the case of our liquidation, our preferred shareholders would have priority over common shareholders in return of capital. The value to which they would be entitled is based on the share capital represented by preferred shares, adjusted periodically to reflect any increases or reductions in capital. After payment of all our creditors, our residual assets would be used to return to the preferred shareholders the value of the capital represented by the preferred shares. Once the preferred shareholders have been fully reimbursed, common shareholders will be reimbursed on the share capital represented by the common shares. All of our shareholders would participate equally and proportionally in any remaining residual assets.

10.B.20.06 Redemption

Our Bylaws provide that our shares are not redeemable. However, the Brazilian Corporate Law authorizes the shareholders’ meeting to decide for the redemption of shares after a public offer to going private, if less than 5% of the total shares issued by the company are in circulation.

10.B.20.07 Conversion rights

Our Bylaws provide that our common shares cannot be converted into preferred shares, nor our preferred shares into common shares.

10.B.20.08 Liability of our shareholders for further capital calls

Neither Brazilian law nor our Bylaws provide for capital calls. Our shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

10.B.20.09 Form and transfer

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

10.B.30 Brazilian rules related to information disclosure

The CVM Resolution No. 44/21, as amended, establishes the guidelines regarding the disclosure of information to the market. These regulations include provisions which:

•	determine what information must be presented to the CVM in the form of a notice to the shareholders or a material fact (fato relevante). The material fact includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;
181 – Form 20-F 2025 | Bradesco

•	expand the list of events that may be considered material, including, among others, specifically provided for in our standard: transfer or change of control (including by shareholders agreement); decision to cancel registration; authorizations/listings in markets in Brazil or abroad; corporate restructurings (merger, incorporation, split, transformation or dissolution); material changes in securities rights, repurchase/treasury programs, developments/groups/subsidies; changes in accounting criteria, relevant renegotiations of debts, profits/losses and distribution of proceeds; material contracts (conclusion, alteration, extinction or failure when expectation was public); changes in projections; relevant operational events (start/resume / production/services downtime) and significant technological developments; and claims for recovery/bankruptcy or lawsuits with the potential to affect the financial economic situation;
•	extend, in the event our executive officer in charge of investor relations does not make required disclosure, the responsibility to make the required disclosure to our controlling shareholders, our Management, the members of our Fiscal Council and to any member of a technical or consulting body created by our Bylaws;
•	extend confidentiality obligations related to undisclosed information to, in addition to our Management and controlling shareholders, the members of any technical or consulting bodies created by our Bylaws and our employees in charge of the issues considered material fact;
•	forcing the Investor Relations Officer to provide clarifications on the disclosure of material act or fact by request of the CVM or the stock market, at any moment;
•	disclose the information contained in material facts in all markets where our securities are traded;
•	disclose any intention to delist the company within the period of one year if we acquire a controlling participation in a company that has its securities traded on a market;
•	extend the rules regarding disclosure requirements related to the acquisition and sale of a relevant shareholding, or the acquisition and sale of our securities by our managing shareholders, members of our Fiscal Council or any member of a technical or consulting body created by our Bylaws; and
•	before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our Board of Directors, Fiscal Council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

We highlight that CVM Resolution No. 44/21 and, consequently, the rules regarding the disclosure of information to the market, are currently in the process of reform, and may suffer significant changes .

In the prudential framework, Resolution No. 4,859/20 determines that financial institutions and other entities authorized to operate by the Central Bank of Brazil inform the CMN of any situation that may affect the reputation of its: (i) controllers and qualified shareholders; and (ii) members of statutory and contractual entities.

In accordance with the existing regulations, the Central Bank of Brazil considers that the following situations would compromise the reputation of such people, within 10 working days from the date on which it became aware of the situation in question: (i) criminal proceedings or police inquiry to which people or any company are responding, in which they are or were, at the time of the facts, controllers or managers; (ii) administrative or judicial proceedings related to the SFN; and/or (iii) other situations, occurrences or similar circumstances that the Central Bank of Brazil may consider relevant.

10.B.30.01 Disclosure of periodic information

Periodic disclosure of information by companies that have their securities traded on the Brazilian market is currently regulated by CVM Resolution No. 80/22, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a “Form 20-F”, providing several detailed aspects of the company’s operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved, as well as the management’s responsibility for the information provided and regarding environmental, social and corporate governance aspects, in addition to the simplification and rationalization of the information that is required. As a result, the quantity and quality of information provided to the Brazilian market and to the CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier.

182 – Form 20-F 2025 | Bradesco

The Resolution No. 4,818/20, as amended, consolidates the general criteria to the preparation and disclosure of individual and consolidated financial statements by financial institutions.

10.B.30.02 Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its Board of Directors or, in its absence, by its Board of Executive Officers, for the disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of RE. For more information on how we disclose the information required by the CMN, see items “5.B.20 Liquidity and Funding” and “5.B.40 Capital Compliance – Basel III”.

10.B.30.03 Disclosure of shareholder ownership

The Brazilian rules require that any person (or group of persons acting together or representing the same interest) communicate to the company the acquisition or disposal of relevant participation in an open company whenever its position exceeds, up or down, the levels of 5%, 10%, 15% and so on, of kind or class of shares representing the share capital. After the communication, the company must disclose the notice to the market through the CVM channels, its website and the organized market in which its shares are traded.

10.B.40 Regulation and restrictions on non-resident investors in Brazil

Our Bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise related rights. Notwithstanding, as described in “4.B.70.02-19 Restrictions on foreign investment” it was determined that the share of foreign investors in our voting capital, through the ADR program for our common shares, is limited to up to 30% of the total common shares issued, observing the other limitations described below.

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

183 – Form 20-F 2025 | Bradesco

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

According to the Brazilian tax laws, securities investors who are not resident in Brazil benefit from favorable tax treatment if they are qualified under Joint Resolution No. 13/24.

See “Item 10.E. Taxation – 10.E.10 Brazilian tax considerations – 10.E.10.02 Taxation of gains” for a description of tax benefits extended to non-resident investors in Brazil who qualify under Joint Resolution No. 13/24.

To qualify under the new Joint Resolution No. 13/24, a non-resident investor in Brazil needs:

•	appoint a representative in Brazil with the power to undertake acts relating to the investment(except for the non-resident investor who is a natural person, who is exempted from the requirement of nominating representative: (a) in securities investments, including from a non-resident account held in Brazil, of their own ownership, with use of own resources; (b) in financial asset investments from a non-resident account in reais held in Brazil, of their own ownership, with use of own resources; and (c) in financial asset investments not made from the account of a non-resident in reais held in Brazil, of their own ownership, with the use of own resources, for the total monthly contributions of up to R$2,000,000.00 through each intermediary); and
•	register as a foreign investor with the CVM (except for the non-resident investor who is a natural person, who is exempted from registration before CVM as a foreign investor registration).

Joint Resolution No. 13/24 provides that securities held by non-residents in Brazil may, according to their nature, be held in custody of, or in deposit accounts held in financial institutions duly authorized by the Central Bank of Brazil and the CVM, as well as in a deposit account or prepayment in a financial institution or payment institution authorized by the Central Bank of Brazil. In addition, under this resolution, securities trading is restricted to transactions on Brazilian stock exchanges or organized markets. Under Joint Resolution No. 13/24, the non-resident individual investor of Brazil was waived from the obligation of registering with the CVM. Also, through the innovations brought by Joint Resolution No. 13/24, the non-resident investors are exempted from the obligation of depositing securities in advance with a custodian authorized by the CVM, so that these investors can follow the same rules applicable to investors resident in respect of custody services.

Non-resident investors subject to Joint Resolution No. 13/24 are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian Constitution limits the ability of non-resident investors in Brazil to acquire capital from financial institutions, as set out above in “4.B.70.02-19 Restrictions on foreign investment”.

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

184 – Form 20-F 2025 | Bradesco

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

10.E.10.01 Taxation of dividends

Historically, profits and dividends distributed by legal entities domiciled in Brazil to their shareholders were, as a rule, exempt from IRRF (Withholding Income Tax). As of January 2026, the legislation began to provide, in general terms, the incidence of IRRF at the rate of 10% on profits and dividends paid, credited, delivered, employees or expats, observing a transitional regime for profits established until December 31, 2025.

If it is found that the sum of the effective tax rate of profits of the legal entity domiciled in Brazil distributing profits and dividends exceeds the sum of the nominal income tax rates of legal entities and the Social Contribution on Net Income (CSLL) applicable to it, credit calculated on the amount of profits and dividends paid, credited, delivered, employees or expats shall be granted the option of the beneficiary resident or domiciled abroad. The executive authority must regulate that credit.

In line with the transitional regime created, profits calculated up to December 31, 2025 (including accumulated profits and reserves of profits made on the basis of such results) may, in certain cases, continue to be distributed without incidence of IRRF of 10% if the distribution occurs until December 31, 2028, observing the conditions established in the applicable legislation.

In addition, for individuals residing in Brazil, the legislation began to provide, in general terms, 10% withholding tax on the monthly amount of profits and dividends received from a legal entity, exceeding R$50,000.00, except for the hypotheses and adjustments provided for in the legislation.

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

185 – Form 20-F 2025 | Bradesco

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

The gains earned in the divestiture of shares through a trading session on the Brazilian stock exchange are:

•	exempt from income tax when earned by an investor non-resident in Brazil that: (i) is an investor subject to the rules of Joint Resolution No. 13/24 (Investor Resolution 13), not resident in a location considered as a tax haven; and
•	subject to income tax at a rate of 15.0% in the case of the gains earned by a foreign investor that: is an Investor Resolution 13 resident or domiciled in a location considered as a tax haven.

Investors Resolution 13, resident and domiciled in a location considered a tax haven, in the operations of sale of shares made in a trading session of the Brazilian stock exchange, will also be subject to the incidence of income tax withheld at source at the rate of 0.005%, on the value of the sale. This income tax withheld at the source of 0.005% may be subsequently compensated, with eventual income tax on net income determined by Investors Resolution 13, resident and domiciled in a location considered as a tax haven.

Other gains earned on the divestiture of shares that are not carried out on Brazilian stock exchanges are subject to income tax at progressive rates that vary from 15.0% to 22.5% as detailed below, except for residents in locations considered tax havens, which, in this case, are subject to income tax at a rate of 25.0%. With regard to gains earned on the disposal of shares by an Investor Resolution 13 not resident in a place considered as a tax haven, which are not carried out on the Brazilian stock exchange, there is an understanding that the income tax rate of 15% applies, and not progressive rates ranging from 15.0% to 22.5% (given different interpretations, possible stock buyers and ADRs should consult their own tax consultants on this matter).

For Investors Resolution 13, resident and domiciled in a location considered a tax haven, if the gains arise out of transactions carried out in the non-organized Brazilian over-the-counter market with mediation, the withholding of 0.005% on the value of the sale will be applicable and can be compensated with possible income tax due on the capital gain.

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

186 – Form 20-F 2025 | Bradesco

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

10.E.10.03 Interest on shareholders’ equity (JCP)

Brazilian legislation allows a Brazilian company, instead of distributing dividends, to perform a distribution of interest on shareholders’ equity to its own shareholders, treating such values as deductible in calculating the actual profit and in the calculation base of the CSLL, the interest on shareholders’ equity is limited to the daily variation pro rata of the Long-term Interest Rate (TJLP), as the subsequent determinations of the Central Bank of Brazil and may not exceed the higher of the following values:

•	50.0% of the net income (after deduction of the CSLL, however before considering the provision related to the Corporate Income Tax and the amount attributable to the shareholders as JCP) established in the period in which the payment is carried out; and
•	50.0% of accumulated profits and profit reserves established on the date of commencement of the period in which the payment is made.

With the enactment of Complementary Law No. 224/25, which amended § 2 of Article 9 of Law No. 9,249/95, the IRRF rate on JCP increased from 15% to 17.5%, applicable from January 1, 2026, which may affect the shareholders’ net return, the relative attractiveness of the JCP compared to other compensation mechanisms and, potentially, the capital and distribution policy.

Specifically, in relation to the payment of JCP for non-resident shareholders, such consignments are subject to IRRF at a rate of 25.0%, where the recipient of the income is domiciled in a tax haven.

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

In this sense, except in the cases mentioned above, they will be taken into account for the purposes of calculating the JPC:

•	any accounting depreciation entries made in equity items that are not provided for in the list provided for in Article 9, § 8 of Law No. 9,249/95, when they arise from the same facts that gave rise to positive accounting entries made in the items provided for in the said paragraph; and
•	the negative values recorded in the balance sheet adjustment account resulting from corporate acts between dependent parties.
187 – Form 20-F 2025 | Bradesco

Note that, in the broader context of legislative reforms and adjustments, including initiatives related to income taxation, it is not possible to ensure that future changes will not occur in the discipline of the JCP (including its deductibility, limits and rates of IRRF), nor the associated tax impacts or eventual extinction of the JCP.

10.E.10.04 Tax haven

According to Law No. 9,430/96 and subsequent amendments, a tax haven is a country or location that (i) does not tax income; (ii) taxes income at an effective rate lower than 17.0%; or (iii) imposes restrictions on the disclosure of the corporate structure of legal entities or their ownership.

In addition, Law No. 9,430/96 also brings the definition of the privileged tax regime, which is the one that presents, at least, one of the following characteristics: (i) does not tax income or does so at a maximum rate of less than 17%; (ii) grants tax advantage to a non-resident individual or legal entity: (a) no requirement for substantial economic activity in the country or dependence; or (b) subject to non-exercise of substantive economic activity in the country or dependence; (iii) does not tax income earned outside its territory or does so at a maximum rate of less than 17%; or (iv) does not allow access to information regarding the corporate composition, ownership of goods or rights or the economic operations carried out.

The Brazilian tax authorities published Normative Instruction No. 1,037/10, listing: (i) countries or jurisdictions considered as tax havens or whose internal legislation opposes confidentiality related to the corporate composition of legal entities or their ownership; and (ii) tax schemes considered privileged, whose definition is contained in Law No. 11,727/08.

Despite our understanding that a better interpretation of the legislation currently in force leads to the conclusion that the concept of the privileged tax scheme, mentioned above, would be applicable only for purposes of Brazilian rules of transfer and undercapitalized pricing, we cannot assure that further legislation, or even interpretations by the tax authorities, will determine the application of the concept of the privileged tax scheme, and will also apply for non-resident investors in Brazil in the payment of JCP.

This way, it is recommended that private tax advisors are consulted regarding the consequences of the rules laid down in Law No. 11,727/08, and Normative Instruction No. 1,037/10, if the tax authorities determine the application of the concept of the privileged tax regime.

10.E.10.05 Tax on Foreign Exchange Transactions

In accordance with Decree No. 6,306/07, the conversion of foreign currency into Brazilian currency, or vice-versa, shall be subject to tax on foreign exchange operations (IOF/Exchange). The rate of the current tax on foreign exchange operations, applicable to most of the foreign exchange operations, is 0.38% for resource entry operations and 3.5% for foreign exchange operations involving the disbursement of resources from Brazil.

However, foreign exchange operations carried out for inflows of resources in Brazil by an Investor Resolution 13, are subject to tax on foreign exchange operations at a rate of 0%: (i) in the case of variable income operations carried out on the Brazilian stock exchange, as well as acquisitions of shares of publicly-traded Brazilian companies or subscription of shares related to capital contributions, provided that the issuing company has registered its shares to be traded on the stock exchange; and (ii) for the transfer of resources from Brazil, related to this type of investment, including payments of dividends and JCP and the repatriation of resources invested in the Brazilian market. Additionally, the tax on foreign exchange operations is currently charged at a rate of 0% on the cancellation of ADRs in the exchange for shares.

In any case, the tax rate on foreign exchange operations can be increased at any time by an act of the Federal Executive Branch, up to the percentage of 25.0%, in relation to the transactions that occurred after this possible amendment.

188 – Form 20-F 2025 | Bradesco

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

10.E.10.07 Other federal Brazilian taxes

Despite the fact that the STF, in the judgment of Extraordinary Appeal No. 851,108/SP, decided that ITCMD (Inheritance and Gift Tax) cannot be applied to inheritance, gift or succession applicable to the ownership, transfer or disposal of preferred shares or ADSs by an investor non-resident in Brazil, before editing Complementary Law regulating the matter, modulating the effects of the decision for operations carried out from April 20, 2021.

The Tax Reform, enacted through Constitutional Amendment No. 132/23, known mainly for the changes on consumption taxes in Brazil, introduced the possibility for States and the Federal District to collect ITCMD in certain situations. According to the legal text, until a supplementary law that regulates the taxation of donations made by donors domiciled or resident abroad is published, the following rules must be respected:

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

Additionally, the Complementary Law Project No. 108/24 was approved and converted into Complementary Law No. 227/26, of January 13, 2026, which, among other points establish general rules and criteria for defining the active subject/competence of the ITCMD tax in connection with international transfers (e.g., real estate: State in which the asset is located; chattels, securities and credits: State of processing of the inventory/probate proceedings or, in donation, State of the donor's domicile; and, when donor or de cujus has domicile/residence abroad, the tax shall be due to the State of the donor's domicile, or the successor/legatee as the case may be). The Complementary Law No. 227/26 entered into force on the date of its publication. The impact of these changes still depends each State's determination, also because the collection depends (i) on the discipline of the applicable state legislation and (ii) on the effectiveness and implementation milestones of the relevant state law, which are generally subject to constitutional limits on annual and ninety-day anticipation when a tax is created or increased.

There are no Brazilian taxes on stamps, issue, registration or similar by investors holding our shares or ADRs.

10.E.10.08 Registered capital

Amounts invested in securities by an investor not residing in Brazil who: (i) qualifies for benefits under Joint Resolution No. 13/24 and who registers with the CVM; or (ii) holds ADRs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank of Brazil. In the case of ADRs, since the shareholder on record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

189 – Form 20-F 2025 | Bradesco

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

190 – Form 20-F 2025 | Bradesco

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

191 – Form 20-F 2025 | Bradesco

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

192 – Form 20-F 2025 | Bradesco

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

➢  Sensitivity analysis

Below, we present a sensitivity analysis for our financial exposure in trading and banking portfolios, based on three scenarios applied to market rates and prices. We considered 25.0% and 50.0% shocks in prices and rates that would adversely affect our positions, based on market information (B3, Anbima, etc.), where stresses were applied for 1 basis point on the interest rate, being 1.0% variation on prices.

193 – Form 20-F 2025 | Bradesco

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

Risk Factor	Market as of December 31, 2025	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	5.49	5.55	6.87	8.24
1-year fixed rate in reais	13.8%	13.8%	17.3%	20.7%

Shocks were also applied to other risk factors and terms of the interest curves. During 2025, the largest depreciation of the real against the U.S. dollar was 9.28% (increased from R$/US$5.98, on April 12, 2025 to R$/US$5.43, on June 30, 2025), which is below the 25% and 50% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	As of December 31, 2025	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais(2)	Exposure subject to the variation of fixed interest rates and interest rate coupon	(10,533)	(3,584,634)	(7,069,069)
Price indexes	Exposure subject to variations in price index coupon rates	(17,802)	(2,747,631)	(4,869,645)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,899)	(231,410)	(447,013)
Foreign currency	Exposure subject to exchange rate variations	(4,244)	(106,104)	(212,207)
Equities	Exposure subject to variation in stock prices	(35,194)	(879,844)	(1,759,689)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	2,442	239,377	465,818
Other	Exposure not classified in other definitions	935	23,368	46,735
Total excluding correlation of risk factor		(66,296)	(7,286,879)	(13,845,070)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 335 bps and 653, bps (scenarios 2 and 3 respectively) on December 31, 2025 (on December 31, 2024 - the values were approximately 372 bps and 726 bps in scenarios 2 and 3 respectively).

194 – Form 20-F 2025 | Bradesco

Trading Portfolio	As of December 31, 2025	R$ in thousands
Risk factors	Definition	Scenarios (1)
		1	2	3
Interest rate in Reais(2)	Exposure subject to the variation of fixed interest rates and interest rate coupon	(318)	(102,871)	(195,792)
Price indexes	Exposure subject to variations in price index coupon rates	(294)	(54,032)	(102,722)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(347)	(688)
Foreign currency	Exposure subject to exchange rate variations	(2,184)	(54,595)	(109,190)
Equities	Exposure subject to variation in stock prices	476	11,888	23,776
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	83	6,687	13,058
Other	Exposure not classified in other definitions	(13)	(320)	(640)
Total excluding correlation of risk factor		(2,252)	(193,590)	(372,198)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 335 bps and 651 bps (scenarios 2 and 3 respectively) on December 31, 2025 (on December 31, 2024 - the values were approximately 372 bps and 722 bps in scenarios 2 and 3 respectively).

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

In 2025, the daily results, both from hypothetical and effective perspectives, exceeded the respective VaR with a confidence level of 99.0%, never in the hypothetical view and in the effective view. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), the deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model”, that is, the volatility was significantly higher than expected and/or the correlations differed from those presumed by the model.

In 2025, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$61.7 million in the fourth quarter and R$9.8 million in the third quarter, respectively. The tables below show the value at risk, according to the methodology of the VaR.

	2025 - R$ in thousands
	1st Quarter			On March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	6,593	3,083	12,115	5,957
Exchange coupon	118	47	254	182
Foreign currency	4,920	3,133	6,469	4,085
Equities	5,044	2,538	9,892	2,538
Sovereign risk	3,354	2,278	5,226	2,758
Other	9,150	5,913	12,981	9,991
Total VaR	18,199	13,843	23,694	16,470
195 – Form 20-F 2025 | Bradesco

	2025 - R$ in thousands
	2nd Quarter			On June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	10,950	4,761	19,729	16,442
Exchange coupon	149	99	201	111
Foreign currency	4,297	2,041	7,905	3,978
Equities	2,550	876	6,563	1,156
Sovereign risk	2,621	1,686	3,446	3,049
Other	10,981	2,329	25,543	6,061
Total VaR	20,791	10,289	33,668	19,576

	2025 - R$ in thousands
	3rd Quarter			On September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	19,327	7,440	39,856	17,113
Exchange coupon	130	81	220	101
Foreign currency	5,436	3,273	11,056	5,199
Equities	2,379	995	4,294	2,915
Sovereign risk	3,106	2,447	3,975	2,761
Other	9,387	2,383	20,696	11,367
Total VaR	27,116	9,836	47,490	27,617

	2025 - R$ in thousands
	4th Quarter			On December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	16,457	8,613	25,219	15,299
Exchange coupon	68	42	119	67
Foreign currency	4,342	2,582	6,353	4,031
Equities	4,231	1,906	7,720	1,940
Sovereign risk	4,022	2,855	7,055	7,055
Other	23,031	101	47,326	1,246
Total VaR	38,088	13,399	61,733	14,814

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2025:

Value at Risk (R$ in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual Average
Up to R$20	71.0%	42.0%	11.5%	2.3%	24.0%
Over R$20 up to R$30	29.0%	42.6%	43.1%	20.5%	32.3%
Over R$30 up to R$40	0.0%	15.4%	28.5%	21.0%	18.5%
Over R$40 up to R$50	0.0%	0.0%	16.9%	24.2%	13.5%
Over R$50	0.0%	0.0%	0.0%	32.0%	11.8%
196 – Form 20-F 2025 | Bradesco

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

Rates and Fees	Service
US$5,00 (or less) for 100 ADSs (or part of them).	- Issuance of ADSs or common share ADSs, including issuances from share distribution, rights or other assets.
- ADS or common share ADS cancellation due to withdrawal, including in the event the deposit agreement is terminated.
US$0,02 (or less) per ADS (or part of them).	- Any cash distribution made in accordance with the relevant deposit agreement.
A fee equivalent to the one that should be paid if the distributed bonds were equivalent to shares and shares were deposited for the issuance of ADSs or common share ADSs.	- Distribution of bonds to holders of ADSs, which are distributed by the depositary to such holders.
US$0.02 (or less) per ADS (or portion thereof) per annum.	- Depositary services.
Register fee or applicable transfer	- Transfer and registration of shares in the Company's share registration book in the name of the depositary or his agents, when shares are deposited or withdrawn.
Depositary's expenses.	- Expenses related to telegram, telephone and fax (when expressly indicated in the deposit agreement).
- Converting foreign currency into U.S. dollars.
Taxes and other governmental fees the depositary or the custodian must pay on any ADS or common share ADSs, or share backed by any ADS or common share ADSs, for example: taxes for transfer of shares, stamp tax or withholding taxes.	- As necessary.
Any costs incurred by the depositary or the agent for services provided relating to deposited bonds.	- As necessary.

From January 1 to December 31, 2025, we received from our depositary bank the amount of US$38.9 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

197 – Form 20-F 2025 | Bradesco

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

➢	Disclosure controls and procedures

As of December 31, 2025, the effectiveness of our disclosure controls and procedures - as defined in Articles 13a-15(e) and 15d-15(e) of the Exchange Act - was assessed under the supervision of our Management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). We emphasize that the internal controls system has inherent limitations as to its nature, therefore, even effective controls and disclosure procedures offer only reasonable assurance as to the achievement of the objectives established by the control.

Based on the evaluation carried out, our CEO and CFO, observing the limitations mentioned above, concluded that, for the period covered by this annual report, our controls and disclosure procedures were adequate and effective, providing reasonable assurances that the information required for disclosure in the reports we file or furnish, pursuant to the Exchange Act, is duly recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. And such information is accumulated and communicated to our Management, including executive and financial officers, allowing timely decisions regarding the required disclosure.

➢	Management’s annual report on internal control over financial reporting

The Management is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, regulated by US SEC.

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

Our Management assessed the effectiveness of our internal controls over consolidated financial reporting as of December 31, 2025, based upon the criteria established in the Internal Controls – Integrated Framework (2013) established by the “Committee of Sponsoring Organizations of the Treadway Commission – COSO” and has concluded that these internal controls were effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2025, has been audited by KPMG Auditores Independentes Ltda., a registered independent public accounting firm, as stated in their report beginning on page F-3 of “Item 18. Financial Statements”.

➢	Attestation report of the independent registered public accounting firm

For the report dated March 25, 2026, issued by the registered independent public accounting firm KPMG Auditores Independentes Ltda., regarding effectiveness of the internal control over financial reporting as of December 31, 2025, see “Item 18. Financial Statements”, starting at page F-3.

198 – Form 20-F 2025 | Bradesco

➢	Changes in internal control over financial reporting

We made no changes to the controls related to the consolidated financial statements (as defined in Articles 13a-15(f) and 15d-15(f) of the Exchange Act that materially affected, or are likely to affect, internal controls over these statements during the fiscal year ended December 31, 2025.

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

16.C. Principal Accountant Fees and Services

16.C.10 Audit and non-audit fees

The following table sets forth the fees in 2025 and 2024 to KPMG Auditores Independentes Ltda.

As of and for the year ended December 31,	R$ in thousands
	2025	2024
Audit fees	73,714	69,548
Audit-related fees	3,796	802
Other fees	3,005	3,479
Total fees	80,515	73,829

They refer to:

•	Audit Fees: fees for the audit of our annual financial statements and investment funds and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements;
•	Audit-related Fees: accounting review of tax returns, portfolio evaluations related to the Operations Guarantee Fund (FGO); and
•	Other Fees: issuance of assurance reports and opinions, Due Diligence and other agreed upon procedures reports.

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

199 – Form 20-F 2025 | Bradesco

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

Until May 7, 2025, this program authorized the acquisition of up to 106,584,881 nominative-book shares, without nominal value, of which 53,413,506 were common and 53,171,375 were preferred. As of May 8, 2025, the program was renewed and authorized the acquisition of up to 106,584,881 nominative-book shares, without nominal value, of which 53,413,506 are common and 53,171,375 are preferred. This program is valid from May 8, 2025 to November 8, 2026.

Acquisitions of preferred and common shares for treasury are in the tables below:

Period	Quantity of common shares bought	Medium price paid per common share	Quantity of common shares bought under published plans or programs	Maximum number of common shares that can be acquired under plans or programs
01/02/25 to 01/31/25	2,590,800	10.42	2,590,800	26,979,606
02/01/25 to 02/28/25	7,500,000	10.73	7,500,000	19,479,606
03/01/25 to 03/31/25	-	-	-	19,479,606
04/01/25 to 04/30/25	-	-	-	19,479,606
05/02/25 to 05/30/25	-	-	-	53,413,506
06/03/25 to 06/30/25	-	-	-	53,413,506
07/01/25 to 07/31/25	-	-	-	53,413,506
08/01/25 to 08/29/25	-	-	-	53,413,506
09/02/25 to 09/30/25	-	-	-	53,413,506
10/01/25 to 10/30/25	-	-	-	53,413,506
11/01/25 to 11/30/25	-	-	-	53,413,506
12/02/25 to 12/30/25	-	-	-	53,413,506
200 – Form 20-F 2025 | Bradesco

Period	Quantity of preferred shares bought	Medium price paid per preferred share	Quantity of preferred shares bought under published plans or programs	Maximum number of preferred shares that can be acquired under plans or programs
01/02/25 to 01/31/25	2,380,100	11.34	2,380,100	29,447,075
02/01/25 to 02/28/25	7,500,000	11.75	7,500,000	21,947,075
03/01/25 to 03/31/25	-	-	-	21,947,075
04/01/25 to 04/30/25	-	-	-	21,947,075
05/02/25 to 05/30/25	-	-	-	53,171,375
06/03/25 to 06/30/25	-	-	-	53,171,375
07/01/25 to 07/31/25	-	-	-	53,171,375
08/01/25 to 08/29/25	-	-	-	53,171,375
09/02/25 to 09/30/25	-	-	-	53,171,375
10/01/25 to 10/30/25	-	-	-	53,171,375
11/01/25 to 11/30/25	-	-	-	53,171,375
12/02/25 to 12/30/25	-	-	-	53,171,375

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

201 – Form 20-F 2025 | Bradesco

Article	NYSE corporate governance rules for US issuers	Our corporate governance practices
303A.01	For companies listed on the NYSE, the majority of the members of Board of Directors must be independent.	The Brazilian Corporate Law determines that only natural persons can be appointed to the company's board of directors. In the case of publicly-traded companies registered as Category A with the CVM, like us, at least 20% of directors on our board must be independent directors.
303A.04	Listed companies must have a Nomination/ Corporate Governance Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Nomination and Succession Committee, which reports to the Board of Directors and is composed of our managers. In addition, it has its own charter, describing its minimum requirements. This document is available on the Investor Relations website of Banco Bradesco S.A.
303A.05	Listed companies must have a Remuneration Committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Remuneration Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not an officer, each with a two-year term of office. The Committee’s primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our Management, according to legislation in force. None of the members of the Remuneration Committee are independent directors. The Remuneration Committee has a written Charter that states the responsibilities of the Committee.
202 – Form 20-F 2025 | Bradesco

303A.06 303A.07	Listed companies must have an Audit Committee, composed of a minimum of three members who satisfy the requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

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

We also have a Fiscal Council, composed of three to five effective members and an equal number of alternate members. The Fiscal Council is an independent corporate body.

For more information about the rights and obligations of our Fiscal Council, see “Item 6.C. Board Practices – 6.C.10 Fiscal Council”.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any stock option compensation plans. We currently do not have any stock option based on a compensation plan.
303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available through the Corporate Governance Policy on Bradesco Investor Relations website, in the Corporate Governance – Bylaws, Policies, Guidelines and Indemnity Agreements section.
203 – Form 20-F 2025 | Bradesco

303A.10	Listed companies must adopt and disclose a Code of Ethical Conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or officers.

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

204 – Form 20-F 2025 | Bradesco

16.K. Cybersecurity

16.K.10 Strategy and Governance of information security/cybersecurity

We consider Information Security and Cybersecurity to be matters of highest strategic relevance. We work to protect our physical and technological infrastructure against cyberattacks, ensuring the confidentiality, integrity and availability of our channels, as well as the privacy and protection of information belonging to the Group and our customers.

We maintain a set of policies, standards, processes, controls, organizational structures and solutions designed to ensure the principles of confidentiality, integrity and availability. Senior Management oversees risk management and integrates it into the Group’s strategy by defining risk appetite, approving policies, ensuring adherence to guidelines and promoting a risk-aware culture.

The Risk Committee plays a central role in assessing the appetite levels defined in the Risk Appetite Statement (RAS) and the related strategies. The Committee also monitors compliance with the RAS by the executive management, oversees adherence of processes to the risk-management policies and provides recommendations to the Board of Directors regarding policies, strategies, structures, plans, scenarios and risk limits.

Our IT infrastructure is protected by multiple layers of security aimed at preventing attacks, fraud and unauthorized access, and continuously monitoring suspicious activity. We keep our systems updated, regularly assess vulnerabilities and perform independent testing to ensure control effectiveness. We also maintain 24/7 SOC monitoring conducted by specialized teams, supported by a structured incident-response model to ensure agility, coordination and protection of our data and operations.

We make continuous investments to strengthen our ability to anticipate and respond to threats, enhance internal processes and improve the security and resilience of our environments. In addition, we maintain an Information Security Awareness Program that supports integration across technology, processes and people, providing training and awareness initiatives to employees, collaborators and customers.

Our processes are continuously enhanced to meet regulatory requirements related to cybersecurity, risk management and data protection. We maintain a proactive and preventive posture aligned with market best practices, ensuring compliance, resilience and governance across the technological environment. The Group holds SOC 2 Type II and SOC 3 assurance reports issued by an independent specialized auditor, renewed annually. These assurance reports confirm the consistency and effectiveness of the controls implemented to protect the IT environment for the financial services provided, based on international criteria for SOC 2 (AICPA), covering the following categories: security, availability, processing integrity, confidentiality and privacy.

16.K.20 Cybersecurity Risk

Cybersecurity risk refers to the possibility of cyber incidents—including attacks, intrusions and data leaks—that may compromise the confidentiality, integrity and/or availability of our critical business processes, assets and/or critical infrastructure.

16.K.30 Information Security and Cybersecurity Risk-Management Process

The cybersecurity process comprises four main components: identifying threats by monitoring risks and trends; protecting the environment through preventive measures and awareness initiatives; detecting events to ensure timely recognition of attacks or exposures; and responding and recovering by analyzing incidents, mitigating impacts and strengthening the environment to prevent recurrence.

We apply the Three Lines Model to identify, classify and address cybersecurity risks, ensuring coordinated action among the responsible areas. Risk management follows the principles of confidentiality, integrity and availability. We also adopt market-standard frameworks and methodologies for cybersecurity risk management, as well as for the prevention and treatment of information-security and cyber incidents.

205 – Form 20-F 2025 | Bradesco

We exercise corporate risk control in an integrated and independent manner, preserving the collegiate decision-making environment and developing and implementing methodologies, models and tools for measurement and control. Risk culture is promoted across all employees and hierarchical levels, from business areas to the Board of Directors.

Corporate topics such as risk management, crisis management, business continuity and data processing are translated into the cybersecurity-risk domain through a set of controls represented by procedures, processes, organizational structures, policies, standards and solutions.

Effective risk management is essential to the long-term sustainability and success of a financial institution. In this context, we rely on the Risk Appetite Framework (RAF), which guides the Group in defining its risk-appetite levels and ensures that strategic decisions remain aligned with our capacity to identify, assess, assume and manage risks in a controlled manner.

In compliance with CMN Resolution No. 4,893/21, we utilize corporate policies and standards (reviewed annually), training and awareness activities on information and cybersecurity, communication of threats and incidents to stakeholders, management of cybersecurity indicators, issuance of an annual cybersecurity report and independent periodic effectiveness tests of key controls for monitoring cybersecurity risk.

Cybersecurity risk-related matters are reported promptly and periodically to our risk-control forums, including timely communication to the relevant stakeholders.

16.K.40 Cybersecurity Risk-Measurement Methodology

We use internal and external sources of information regarding new types of threats, vulnerabilities and cyberattacks, along with market frameworks such as ISO/IEC 31000 (Risk Management—Principles and Guidelines), the NIST Cybersecurity Framework and FAIR (Factor Analysis of Information Risk) to support the development of our internal cybersecurity risk-assessment model.

In accordance with the metrics defined in our Corporate Risk-Management Methodology, risks are graded according to their respective severity, which considers probability of occurrence, potential impacts in case of materialization, and potential effects on customers, employees and stakeholders; finances; regulatory requirements; reputation; availability of systems and services; and privacy of data subjects.

16.K.50 Engagement of Assessors, Consultants, Auditors or Other Third Parties in Connection With Cybersecurity-Risk Processes

We engage an independent auditor to verify our compliance with ISAE 3402, in addition to holding ISO/IEC 27001/2 certifications.

16.K.50.01 Engagement of Relevant Service Providers

The engagement of service providers follows criteria aligned with our internal governance and regulatory-compliance policies and includes specific requirements designed to mitigate risks that may affect the confidentiality, integrity and availability of information.

As part of the Group’s procurement process, services are classified and providers are assessed during onboarding and throughout the monitoring cycle, with reassessments carried out according to the schedule defined in our internal standards. All assessments are documented, and contracts include clauses in accordance with BCB Resolution 4,893/21, including timely communications to the Central Bank of Brazil when contracting services that meet the criteria for relevant service providers.

206 – Form 20-F 2025 | Bradesco

16.K.50.02 Cybersecurity Threat Risks

For further information on cybersecurity threats, see “Item 3.D. Risk Factors — 3.D.20.09 Cybersecurity Risk.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-2 to F-141.

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

2.4 – Description of Securities.

8.1 – List of Subsidiaries.

11.2 – Disclosure and Use of Information of Material Act or Fact and for Trading of Securities issued by Banco Bradesco S.A. dated June 20, 2024.

12.1 – Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Exchange Act.

12.2 – Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Exchange Act.

13.1 – Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 – Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97 – Group’s Recovery of Officer’s Incentive-Based Compensation Policy.

207 – Form 20-F 2025 | Bradesco

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

/s/ Marcelo de Araújo Noronha
Marcelo de Araújo Noronha Chief Executive Officer

/s/ Cassiano Ricardo Scarpelli
Cassiano Ricardo Scarpelli Executive Vice-President and Chief Financial Officer

Date: March 25, 2026.

208 – Form 20-F 2025 | Bradesco

Consolidated Financial Statements in IFRS | Table of Contents

Consolidated Financial Statements in IFRS | Consolidated Statements of Financial Position

	R$ thousands
	Note	On December 31, 2025	On December 31, 2024
Assets
Cash and balances with banks	5	137,031,197	146,614,670
Financial assets measured at fair value through profit or loss	6a	547,789,769	371,883,348
Financial assets measured at fair value through other comprehensive income	8	138,998,105	156,292,584
Financial assets at amortized cost		1,312,915,509	1,216,802,612
- Loans and advances to financial institutions, net of provision for expected credit losses	10	235,485,054	196,233,298
- Loans and advances to customers, net of provision for expected credit losses	11	744,457,062	672,382,105
- Securities, net of provision for expected credit losses	9	259,546,571	266,991,967
- Other financial assets	16	73,426,822	81,195,242
Non-current assets held for sale and discontinued operations	12	3,757,502	3,494,950
Investments in associates and joint ventures	13	13,283,440	11,029,012
Property and equipment	14	9,405,491	10,220,444
Intangible assets and goodwill	15	25,739,659	23,749,208
Current income and other tax assets		12,884,446	11,764,176
Deferred income tax assets	37	111,237,606	101,808,543
Other assets	16	17,284,492	15,824,815
Total assets		2,330,327,216	2,069,484,362

Liabilities
Financial liabilities at amortized cost
- Deposits from banks	17	427,099,494	361,818,310
- Deposits from customers	18	721,274,151	644,338,463
- Securities issued	19	306,260,682	257,977,344
- Subordinated debt	20	54,714,526	57,458,927
- Other financial liabilities	23	117,391,205	101,086,011
Financial liabilities measured at fair value through profit or loss	6c	18,268,330	16,240,611
Other financial instruments with credit risk exposure
- Loan Commitments	11	1,815,386	2,447,791
- Financial guarantees	11	1,266,804	1,257,645
Insurance contract liabilities	21	419,715,476	378,792,820
Other provisions		20,563,201	20,033,774
Current income tax liabilities		2,003,486	2,043,616
Deferred income tax liabilities	37c	1,895,931	1,664,666
Other liabilities	23	59,109,914	55,381,892
Total liabilities		2,151,378,586	1,900,541,870

Equity	25
Capital		87,100,000	87,100,000
Treasury shares		(168,625)	(568,728)
Capital reserves		35,973	35,973
Profit reserves		90,644,101	84,532,203
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income/(loss)		804,043	(250,645)
Retained (losses)		(70,835)	(2,509,646)
Equity attributable to shareholders of the parent		178,415,153	168,409,653
Non-controlling interests		533,477	532,839
Total equity		178,948,630	168,942,492
Total equity and liabilities		2,330,327,216	2,069,484,362

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Income

	R$ thousands
	Note	Years ended December 31
		2025	2024	2023
Interest and similar income		267,113,345	211,733,717	211,458,474
Interest and similar expenses		(193,843,753)	(144,279,153)	(156,376,055)
Net interest income	27	73,269,592	67,454,564	55,082,419
Fee and commission income	28	31,073,646	28,336,487	26,956,763
Net gains/(losses) on financial assets and liabilities measured at fair value through profit or loss	29	3,165,516	(2,249,836)	10,895,796
Net gains/(losses) on financial assets measured at fair value through other comprehensive income		(99,338)	1,031,353	1,841,022
Net gains/(losses) on foreign currency transactions		3,583	2,704,502	262,501
Insurance services result	32	11,331,343	8,942,260	5,235,711
- Insurance and pension income		61,111,265	57,340,928	51,252,827
- Insurance and pension expenses		(49,779,922)	(48,398,668)	(46,017,116)
Operating income		14,401,104	10,428,279	18,235,030
Expected credit losses on loans and advances	11	(28,677,857)	(26,636,777)	(30,176,989)
Expected credit losses on other financial assets	8 and 9	(930,103)	(889,156)	(1,940,035)
Personnel expenses	33	(24,442,062)	(22,277,310)	(20,814,458)
Other administrative expenses	34	(16,072,374)	(16,582,966)	(16,286,260)
Depreciation and amortization	35	(7,063,267)	(6,371,096)	(6,025,244)
Other operating income/(expenses)	36	(22,696,722)	(18,093,096)	(16,924,556)
Operating expenses		(99,882,385)	(90,850,401)	(92,167,542)
Income before income taxes and share of profit of associates and joint ventures		18,861,957	15,368,929	8,106,670
Share of profit of associates and joint ventures	13	2,162,627	1,531,585	2,101,681
Income before income taxes		21,024,584	16,900,514	10,208,351
Income tax benefit/(expense)	37	2,900,052	641,639	4,294,414
Net income		23,924,636	17,542,153	14,502,765

Attributable to shareholders:
Shareholders of the parent		23,672,706	17,252,900	14,251,329
Non-controlling interests		251,930	289,253	251,436

Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share):
– Earnings per common share	26	2.13	1.55	1.27
– Earnings per preferred share (non-subordinated)	26	2.35	1.71	1.41

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Other Comprehensive Income

	Note	R$ thousands
		Years ended December 31
		2025	2024	2023
Net income		23,924,636	17,542,153	14,502,765

Items that are or may be reclassified to the consolidated statement of income
Financial assets measured at fair value through other comprehensive income
- Net change in fair value		1,678,554	(9,562,432)	7,174,835
- Gains/(Losses) reclassified to statement of income	30	(99,338)	1,031,353	1,841,022
- Tax effect		(608,851)	3,611,789	(3,713,554)

Unrealized gains/(losses) on hedge	7
- Cash flow hedge		(368,425)	973,180	738,831
- Hedge of investment abroad		328,791	(833,498)	(5,799)
- Tax effect		8,889	(47,218)	(343,838)

Foreign currency translation differences of foreign operations		(172,692)	417,975	11,915

Items that will not be reclassified to the consolidated statement of income
Net change in fair value of equity instruments measured at fair value through other comprehensive income		(864,846)	(2,225,375)	(956,499)
Tax effect		306,222	787,343	331,966

Other		846,384	2,436,465	(1,200,819)

Total other comprehensive income/(loss)		1,054,688	(3,410,418)	3,878,060
Total comprehensive income		24,979,324	14,131,735	18,380,825

Attributable to shareholders:
Shareholders of the parent		24,727,394	13,842,482	18,129,389
Non-controlling interests		251,930	289,253	251,436

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Changes in Equity

	R$ thousands
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income/(loss)	Retained (losses)	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory
Balance on January 1, 2023	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(718,287)	127,704	159,534,931	475,906	160,010,837
Net income	-	-	-	-	-	-	-	14,251,329	14,251,329	251,436	14,502,765
Financial assets measured at fair value through other comprehensive income and gains and losses on hedge	-	-	-	-	-	-	5,066,964	-	5,066,964	-	5,066,964
Foreign currency translation adjustment	-	-	-	-	-	-	11,915	-	11,915	-	11,915
Other	-	-	-	-	-	-	(1,200,819)	(22,551)	(1,223,370)	-	(1,223,370)
Comprehensive income	-	-	-	-	-	-	3,878,060	14,228,778	18,106,838	251,436	18,358,274
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(23,183)	(23,183)
Transfers to reserves	-	-	-	756,090	3,054,908	-	-	(3,810,998)	-	-	-
Cancellation of treasury shares	-	224,377	-	-	(224,377)	-	-	-	-	-	-
Interest on equity	-	-	-	-	-	-	-	(11,310,804)	(11,310,804)	(21,000)	(11,331,804)
Balance on December 31, 2023	87,100,000	-	35,973	13,340,705	63,389,338	70,496	3,159,773	(765,320)	166,330,965	683,159	167,014,124
Net income	-	-	-	-	-	-	-	17,252,900	17,252,900	289,253	17,542,153
Financial assets measured at fair value through other comprehensive income and gains and losses on hedge	-	-	-	-	-	-	(6,264,858)	-	(6,264,858)	-	(6,264,858)
Foreign currency translation adjustment	-	-	-	-	-	-	417,975	-	417,975	-	417,975
Other	-	-	-	-	-	-	2,436,465	88,222	2,524,687	-	2,524,687
Comprehensive income/(loss)	-	-	-	-	-	-	(3,410,418)	17,341,122	13,930,704	289,253	14,219,957
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(4,002)	(4,002)
Transfers to reserves	-	-	-	954,273	6,847,887	-	-	(7,802,160)	-	-	-
Acquisition of treasury shares	-	(568,728)	-	-	-	-	-	-	(568,728)	-	(568,728)
Interest on equity	-	-	-	-	-	-	-	(11,283,288)	(11,283,288)	(435,571)	(11,718,859)
Balance on December 31, 2024	87,100,000	(568,728)	35,973	14,294,978	70,237,225	70,496	(250,645)	(2,509,646)	168,409,653	532,839	168,942,492
Net income	-	-	-	-	-	-	-	23,672,706	23,672,706	251,930	23,924,636
Financial assets measured at fair value through other comprehensive income and gains and losses on hedge	-	-	-	-	-	-	380,996	-	380,996	-	380,996
Foreign currency translation adjustment	-	-	-	-	-	-	(172,692)	-	(172,692)	-	(172,692)
Other	-	-	-	-	-	-	846,384	-	846,384	-	846,384
Comprehensive income/(loss)	-	-	-	-	-	-	1,054,688	23,672,706	24,727,394	251,930	24,979,324
Increase of non-controlling shareholders' interests	-	-	-	-	-	-	-	-	-	(251,292)	(251,292)
Transfers to reserves	-	-	-	1,061,695	5,672,927	-	-	(6,734,622)	-	-	-
Acquisition of treasury shares	-	(222,621)	-	-	-	-	-	-	(222,621)	-	(222,621)
Cancellation of treasury shares	-	622,724	-	-	(622,724)	-	-	-	-	-	-
Interest on equity	-	-	-	-	-	-	-	(14,499,273)	(14,499,273)	-	(14,499,273)
Balance on December 31, 2025	87,100,000	(168,625)	35,973	15,356,673	75,287,428	70,496	804,043	(70,835)	178,415,153	533,477	178,948,630

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Consolidated Statements of Cash Flows

	R$ thousands
	Years ended December 31
	2025	2024	2023
Operating activities
Income before income taxes	21,024,584	16,900,515	10,208,351
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected credit losses on loans and advances	28,677,857	26,636,776	30,176,989
Change in insurance contract liabilities	38,744,724	36,983,145	42,456,177
Net (gains)/losses on financial assets measured at fair value through other comprehensive income	99,338	(1,031,353)	(1,841,022)
Expenses with provisions and provisions and legal proceedings	8,651,252	5,962,311	6,339,505
Impairment of financial assets	930,103	889,156	1,940,035
Depreciation	2,445,475	2,624,029	2,626,085
Amortization of intangible assets	4,617,792	4,110,451	3,894,031
Share of profit of associates and joint ventures	(2,162,627)	(1,531,585)	(2,101,681)
(Gains)/losses on disposal of non-current assets held for sale and discontinued operations	(183,210)	4,610	(69,294)
(Gains)/Losses from disposal of property and equipment	128,824	(206,129)	(139,024)
(Gains)/Losses on the sale of investments in associates	(75,760)	9,572	14,350
Effect of changes in foreign exchange rates on cash and cash equivalents	88,334	305,225	(239,325)
(Increase) in assets	(477,695,664)	(243,462,720)	(280,034,814)
Compulsory deposits with the Central Bank	(1,593,070)	(269,843)	(15,544,506)
Loans and advances to financial institutions	(42,394,365)	34,811,727	(35,005,630)
Loans and advances to customers	(222,988,685)	(222,987,244)	(111,830,757)
Financial assets measured at fair value through profit or loss	(179,396,550)	10,561,049	(85,699,349)
Other assets	(31,322,994)	(65,578,409)	(31,954,572)
Increase in Liabilities	305,928,405	187,376,170	180,319,296
Deposits from banks	115,125,195	75,764,307	79,263,662
Deposits from customers	133,119,132	65,790,467	82,532,445
Financial liabilities measured at fair value through profit or loss	2,027,719	698,391	2,200,896
Insurance contract liabilities	2,177,932	(2,982,547)	(2,419,920)
Other provisions	(8,121,825)	(8,266,381)	(6,649,634)
Other liabilities	61,600,252	56,371,933	25,391,847
Cash generated by/(used in) operations	(68,780,573)	35,570,173	(6,450,341)
Interest received	119,910,827	102,544,122	102,617,786
Interest paid	(106,027,455)	(80,755,464)	(88,961,324)
Income tax and social contribution paid	(7,636,799)	(7,130,346)	(7,383,749)
Net cash provided by/(used in) operating activities	(62,534,000)	50,228,485	(177,628)

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents	-	(211,140)	(84,767)
(Acquisition) of financial assets measured at fair value through other comprehensive income	(106,441,298)	(82,179,390)	(61,444,346)
Disposal of financial assets measured at fair value through other comprehensive income	114,540,219	59,625,006	112,549,913
Maturity of financial assets at amortized cost	118,844,153	73,546,725	41,071,327
(Acquisition) of financial assets at amortized cost	(106,760,956)	(75,033,463)	(47,841,394)
Disposal of non-current assets held for sale and discontinued operations	1,120,065	614,125	640,484
(Acquisitions) of investments in associates	(2,889,926)	(1,160,720)	(14,333)
Disposal of investments in associates	65,458	-	-
Dividends and interest on equity received	401,192	479,427	978,932
(Acquisition) of property and equipment	(5,022,225)	(2,296,075)	(1,953,063)
Proceeds from sale of property and equipment	1,135,547	590,570	1,350,060
(Acquisition) of intangible assets	(6,608,243)	(5,752,383)	(7,187,567)
Interest received on financial assets at FVTPL and amortized cost	51,446,230	26,763,769	45,540,986
Net cash provided by / (used in) investing activities	59,830,216	(5,013,549)	83,606,232

Financing activities
Funds from securities issued	156,468,949	54,734,757	105,259,934
Payments on securities issued	(110,395,146)	(56,728,025)	(87,026,367)
Funds from subordinated debt issued	8,059,200	9,000,300	1,129,800
Payments on subordinated debt	(12,484,908)	(5,313,269)	(3,569,094)
Lease payments	(1,538,211)	(1,403,269)	(1,665,781)
Non-controlling shareholders	(251,292)	(439,572)	(44,182)
Interest paid on financing liabilities	(39,516,788)	(16,416,686)	(28,219,163)
Interest on equity/dividends paid	(11,834,032)	(6,541,998)	(8,927,917)
Acquisition of treasury shares	(222,621)	(568,728)	-
Net cash provided by/(used in) financing activities	(11,714,849)	(23,676,490)	(23,062,770)

(Decrease)/increase in cash and cash equivalents	(14,418,633)	21,538,446	60,365,834

Cash and cash equivalents
At the beginning of the period	208,023,801	186,790,580	126,185,421
Effect of changes in foreign exchange rates on cash and cash equivalents	(88,334)	(305,225)	239,325
At period end	193,516,834	208,023,801	186,790,580

Increase in cash and cash equivalents	(14,418,633)	21,538,446	60,365,834

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

1)	GENERAL INFORMATION

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Organization”) is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

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

The consolidated financial statements were approved by the Board of Directors on March 25, 2026.

2)	MATERIAL ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected credit losses associated with the credit risk of financial assets and liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

The accounting policies described below have been applied in all periods presented and by all entities within the Organization, including equity-accounted investees.

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

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2025	On December 31, 2024	On December 31, 2025	On December 31, 2024
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Credit Card	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	61.56%	51.00%	61.56%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada (2)	Jalisco - Mexico	Credit Card	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (3)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (4)	São Paulo - Brazil	Dental care	53.54%	52.89%	53.54%	52.89%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (1) (4)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2025	On December 31, 2024	On December 31, 2025	On December 31, 2024
Other Activities - Brazil
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Investment Funds (5)
Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Brad Private PB FIC FI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC de FI Renda Fixa A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI União	São Paulo - Brazil	Investment Fund	92.86%	92.90%	92.86%	92.90%
Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI R.F. PGBL/VGBL Fix Plus	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Fundo de Investimento RF Memorial	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Multigestores CRPR Prev PGBL/VGBL FIC FIM	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
(1)	The functional currency of these companies abroad is the Brazilian Real;
(2)	The functional currency of this company is the Mexican Peso;
(3)	The functional currency of this company is the US Dollar;
(4)	Accounting information used with date lag of up to 60 days; and
(5)	The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

i.	Subsidiaries

Subsidiaries are all companies over which the Organization has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control over its activities until the date this control ceases.

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

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is a collaborative arrangement in which the Organization, along with other parties, holding joint control, have rights to the net assets resulting from the agreement they have established. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

iv.	Structured entities

Structured entities are consolidated when the Organization has control. The Organization has control over a structured entity if it is exposed to, or has rights to, variable returns from its involvement with the structured entity and has the ability to affect those returns through its power over the structured entity.

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

vi.	Balances and transactions eliminated in the consolidation

Intra-Organization transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

b)	Foreign currency translation

i.	Functional and presentation currency

Items included in the consolidated financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Company’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, except for the subsidiary in Mexico, which has the Mexican Peso as its functional currency, and Bradesco Bank, which has the US dollar as its functional currency.

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

The Organization can also make an irrevocable designation of an equity instrument for when there is no trading strategy for the category of Fair Value through Other Comprehensive Income. In this case, there is no record of any effects on the Consolidated Statement of Income of subsequent events related to this asset, except for dividends that represent the investment result itself.

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

Financial liabilities for trading recognized by the Organization are derivative financial instruments that are recorded and measured at fair value, with the respective changes in fair value recognized immediately in profit or loss.

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

Financial guarantees are initially recognized in the statement of financial position at fair value on the date the guarantee was given. After initial recognition, the Organization’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

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

vi.      Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legally enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

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

Income from financial assets measured at amortized cost and at FVOCI and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income, using the effective interest rate method, except equity instruments measured at cost. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future loan losses.

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

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures and is allocated to Cash Generating Unit (CGU) or Organizations of CGUs that are expected to benefit from the synergies of the acquisitions.

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

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

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

As a lessee, the Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Organization applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Organization recognizes a “lease liability” and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

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

The incremental rate applied by the Organization considers the funding rate free of risk adjusted by the credit spread.

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

For the purpose of impairment testing, the assets that cannot be tested individually are Organizationed together into the smallest Organization of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

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

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or Organization of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or Organization of CGUs) on a pro rata basis.

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

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the consolidated financial statements, when relevant.

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the consolidated financial statements.

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

After classifying contracts within the scope of IFRS 17, the Organization must assess whether these contracts have any embedded derivatives, distinct investment components or a distinct good or service unrelated to insurance. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policyholder can purchase a contract with equivalent terms and conditions in the same jurisdiction. A non-insurance-related good or service is distinct if the policyholder can benefit from the good or service alone or in conjunction with other readily available resources for the policyholder.

The following is a summary of the Organization's products that are within the scope of IFRS 17 – Insurance Contracts:

•	The Life portfolio is divided into three Organizations: Life Short-Term Risk, Life Long-Term Risk and Life Capitalization portfolios.

o	The Life Short-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks with a maximum duration of three years;
o	The Life Long-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks. The duration of this portfolio is associated with the life expectancy of policyholders or has a duration of more than three years;
o	Whole Life portfolio includes products with coverage of mortality, disability and morbidity risks, as well as redemption options. The duration of this portfolio is associated with the life expectancy of the policyholder.

•	The Pension Portfolio is divided into three Organizations: Defined Benefit Pension, Traditional Pension and PGBL/VGBL.

o	The Defined Benefit Pension portfolio covers products that guarantee a defined future payment when the policyholder reaches the retirement date. The duration of this portfolio is associated with the life expectancy of the policyholder;
o	The Traditional Pension portfolio covers products that guarantee a minimum interest rate and / or inflation adjustment both in the investment and benefit phases. The duration of this portfolio is associated with the life expectancy of the policyholder;
o	The PGBL/VGBL portfolio includes products that guarantee interest rate and / or inflation adjustments only in the benefit phase. The duration of this portfolio is associated with the life expectancy of the policyholder.

•	The Health portfolio is divided into two Organizations: Health and Dental Health.

o	The Health portfolio considers products with complete health coverage. These products may be offered, as eligibility, individually (Individual Health) or hired collectively (Collective Health). Individual products have their duration associated with the life expectancy of the insured, while collective products last for one year, with renewal for an indefinite period from the second year onwards;

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

o	The Dental Health portfolio only includes products with Dental Health coverage. These products may be contracted individually (Individual Dental Health) or collectively (Collective Dental Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum duration of three years.

•	The Non-Life portfolio is divided into two Organizations: Long-Term Non-Life and Short-Term Non-Life.

o	The Long-Term Non-Life portfolio includes two products: (i) consortium insurance (a product that protects self-funding pool agreements from default by its members); and (ii) home loan;
o	The Short-term Non-Life portfolio includes all other Non-Life insurance products, such as (but not limited to): vehicle, residential, equipment, and civil liability.

Aggregation level

For measurement purposes, the Organization aggregates insurance contracts based on similar risks that are managed together, which must be segregated by cohorts and then divided into three categories: Organizations of contracts that are onerous on initial recognition, Organizations of contracts that, on initial recognition, have no significant possibility of becoming onerous in the future and a Organization of remaining contracts in the portfolio, if any. These aggregations are referred to as Organizations of Contracts.

Contract limits

Cash flows are within the insurance contract boundary if cash flows from rights and obligations that exist during the reporting period under which the Organization may require the policyholder to pay premiums or the Organization may be required to provide insurance coverage to the policyholder. For contracts with discretionary participation features, cash flows are within the boundary of the contract if they arise from the Organization's substantive obligation to deliver cash at a present or future date.

Initial Recognition

The Organization recognizes Organizations of insurance contracts issued upon the occurrence of the first of the following facts:

•                The beginning of the coverage period of the Organization of contracts;

•                The maturity date of the first payment of a policyholder in the Organization; or

•                The date when a Organization of contracts becomes onerous.

New contracts are included in the Organization when they satisfy the recognition criteria within the reporting period, until such time as all the contracts expected to be included in the Organization have been recognized.

Measurement approach

To measure the liability for the remaining coverage of its insurance contracts, the Organization applies the General Measurement Model/Building Block Approach (GMM/BBA), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA), detailed below.

In the General Measurement Model (GMM/BBA), insurance contracts issued are measured at initial recognition at the total of: (i) estimated future cash flows, adjusted for the time value of money, and an explicit risk adjustment related to the non-financial risk; and (ii) the Contractual Service Margin (CSM). The Organization applies the general model to the following portfolios: Long-Term Risk Life, Whole Life, Defined Benefit Pension, Traditional Pension, Individual Health, Individual Dental Health and Long-Term Non-Life.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

As a variation of the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) follows the same principles as the General Measurement Model (GMM/BBA), but the subsequent measurement differs in relation to the measurement of the CSM. The VFA is applied to direct participation contracts, which are contracts that are substantially investment-related service contracts. Additionally, for these types of contracts, the liability to policyholders is linked to underlying items. “Underlying items” are defined as "Items that determine some of the amounts that an insurer will pay under an insurance contract". Underlying items can comprise any number of items; for example, a reference portfolio of assets, the Organization's net assets, or a specified subset of the Organization's net assets. The Organization applied this methodology to the Traditional Pension, PGBL and VGBL portfolios as, during the investment phase, the policyholders' return is directly linked to assets held in specified investments funds.

The simplified Premium Allocation Approach (PAA) is applicable to contracts with a coverage period of one year or less and contracts for which the Organization reasonably expects that the resulting measurement will not differ materially from that under the General Measurement Model (GMM/BBA). The Organization applies the Premium Allocation Approach (PAA) to the Life Short-Term Risk, Collective Health, Collective Dental Health and Short-Term Non-Life portfolios, because these portfolios have coverage periods equal to or less than one year or were submitted to a ’similarity test’ carried out by the Organization to confirm if the value of the liabilities of these contracts measured according to the simplified model is equal or similar to the value of the liabilities of these contracts measured by the General Measurement Model (GMM/BBA).

The Organization does not issue reinsurance contracts; however, it has ceded contracts to reinsurers and applies the Premium Allocation Approach (PAA) to measure the ceded reinsurance contracts, as they have a duration of one year or less.

The Organization measures the liabilities for incurred claims using an estimate of the cash flows to be fulfilled, discounted to present value.

Discount rate

The Organization uses the Bottom-Up rate for all its portfolios measured under IFRS 17 – Insurance Contracts. The discount rate is the rate used to reflect the time value of money for future cash flows. In the Bottom-Up methodology, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. The liquidity risk reflects the compensation that an investor would require for the differences in liquidity between the insurance contracts, considering all surrender options, and the reference bond portfolio.

The Organization has chosen to recognize the effect of changes in discount rates in relation to initial recognition and subsequent measurements in other comprehensive income.

Risk Adjustment (RA)

The Risk Adjustment (RA) is the adjustment made by the Organization to the estimate of the present value of future cash flows to reflect the compensation it would require to bear the risk of uncertainty in the value and timing of cash flows arising from non-financial risks. The Organization opted to use the cost of capital methodology for the Life, Pension and Dental Health portfolios, and the confidence level methodology for the Health portfolio. For the Non-Life portfolio, the confidence level methodology is used for the Remaining Coverage Provision (PCR) and for the Incurred Claims Provision (PSI).

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

The equivalent percentile to the non-financial risk adjustment is 60% for the Life and Pension portfolios. In the Non-Life portfolio, the percentile corresponding to the non-financial risk adjustment is 75%, and for Dental the confidence level is 56%.

To calculate the confidence level for the Health portfolio, the Organization uses an internal risk model where it calculates the confidence for the insurance contracts in its portfolio, 60% of percentile for the Liability for Remaining Coverage (LRC) and 70% of percentile for the Liability for Incurred Claims (LIC).

Allocation of Contractual Service Margin (CSM)

The Contractual Service Margin (CSM) for each Organization of insurance contracts is recognized in the statement of income for each period to reflect the insurance coverage provided. The amount of the Contractual Service Margin (CSM) recognized in each period is determined by identifying the coverage units, allocating the Contractual Service Margin (CSM) at the end of the period (before recognizing any release to profit or loss to reflect the services provided in that period), equally to each coverage unit provided in the current period and expected to be provided in the future and recognizing in profit or loss the amount allocated to units of coverage provided in the period.

For Organizations of contracts measured by the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), the allocation of the Contractual Service Margin (CSM) is calculated over the life of the Organization of contracts in a way that systematically reflects the transfer of insurance benefits and/or investment under the contract.

The Organization has applied judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract coverages provided for each Organization of contracts and therefore the coverage units.

For Life Long Term Risk and Traditional Pension, the recognition of CSM is based on the projection of the value of the insurance liabilities of the insurance contract portfolios. For PGBL and VGBL Pension contracts it is based on the portfolio management fee.

For the Long-Term Non-Life insurance, the recognition of the portion of the Contractual Service Margin (CSM) in profit or loss is based on the expectation of premiums of the portfolio.

For the Individual Health portfolio, the recognition of the portion of the Contractual Service Margin (CSM) in profit or loss is based on the flow of people exposed to health risk projected for future periods.

Method for measuring and evaluating fulfillment cash flows

When estimating fulfillment cash flows included within the scope of the contract, the Organization considers the range of all possible results, specifying the amount of cash flows, timing and probability of each scenario reflecting conditions existing on the date of measurement, using a probability-weighted average expectation, which represents the average of all possible scenarios. In determining possible scenarios, the Organizations uses all reasonable and supportable information available without undue cost or effort, which includes information about past events, current conditions, and future forecasts.

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

When applying the mortality table for Organizations of policyholders, the Organization uses the parameters as a reference to project the number of benefits to be paid to policyholders. The estimated amounts to be paid are incorporated into the measurement of the entity’s insurance contracts.

For the calculation of the mortality rate to be used for the measurement of insurance contracts, the Organization uses a number of mortality tables. The use of different mortality tables is done to reflect the probability of lifespan of certain Organizations of policyholders.

The Organization also uses the persistence index as an assumptions in the measurement of fulfillment cash flows. The persistence index aims to capture the average time that the policyholder will remain party to the contract considering the possibility of cancellation.

The Organization calculates the changes in fulfillment cash flows at the end of each reporting period. This occurs for changes in non-financial and financial assumptions, and discount rates. The Organization first calculates the changes in discount rates and financial assumptions on fulfillment cash flows (as expected at the beginning of the period) and then calculates the changes in these cash flows from the change in non-financial assumptions.

Acquisition cash flow

The Organization includes insurance acquisition cash flows in measuring a Organization of insurance contracts if they are directly attributable to individual contracts in that Organization, the Organization itself or the portfolio of insurance contracts to which the Organization belongs.

As such, an expense related to the acquisition cash flow is recognized in profit or loss against an increase in the Liability for Remaining Coverage (LRC) related to the insurance contracts.

Separation of components

The Organization evaluates its products to determine whether it is comprised of components which are distinct and need to be separated and accounted for by applying other accounting standards. When these non-insurance components are not distinct, they are accounted for jointly with the insurance component. The Organization evaluated the contracts under the scope and concluded that there are no components to be separated.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Components of investments and underlying assets

The Organization defines an investment component as the amount that the insurance contract requires the entity to repay to the policyholder in all circumstances, regardless of the occurrence of an insured event.

The Organization also defines an underlying asset as the item that determines some of the amounts payable to the policy holder. Underlying items may comprise any number of items: for example, a reference portfolio of assets, the entity's net assets, or a specific subset of the entity's net assets.

Nevertheless, the Organization has no distinct investment component in its insurance portfolio as stated above, it has insurance products with non-distinct investment company.

The Organization also has contracts with obligations linked to the underlying assets. The Organization portfolios that fall under both categories are: the Pension Portfolio, including Traditional Pension, PGBL and VGBL portfolios.

Income from Insurance

The Organization writes insurance contracts and in recognizing income from these contracts, reduces its Liability for Remaining Coverage (LRC).

For Organizations of insurance contracts measured under the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), income from insurance is composed of the sum of the changes in Liability for Remaining Coverage (LRC) due to:

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

Insurance Contract Expenses

Expenses from insurance coverage arising from a Organization of insurance contracts issued consist of:

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•                Loss component of onerous Organizations of contracts initially recognized in the period;

•                Changes in the Liability for Remaining Coverage (LRC) related to future coverage that do not adjust the Contractual Service Margin (CSM), as they are changes in the loss component in the Organizations of onerous contracts.

Financial Revenues and Expenses

The Organization adopts the segregation of financial income and expenses, recognizing the interest related to insurance contracts in the Statement of Income and the amount related to changes in financial fees and assumptions in other comprehensive income, for all portfolio measured by PAA and GMM/BBA methodology. The financial income and expenses for VFA portfolio is entirely allocated in the Statement of Income.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method.

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

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. Other fee and commission expense relate mainly to transaction as the services are received.

p)	Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Deferred tax assets” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred tax liabilities”.

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

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15%, 9% for other companies and 20% for banks.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37 – Income Tax and Social Contribution.

q)	Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Company operates in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Company’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, Pension Plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

r)	Equity

Preferred shares - non-subordinated (“preferred”) have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

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

Dividends on shares are paid and provisioned during the year. In the Shareholders’ Meeting are approved at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company’s Bylaws. Dividends approved and declared after the reporting date of the consolidated financial statements, are disclosed in the notes as subsequent events.

iv.	Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

3)	NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a)	Standards, amendments and interpretations of standards adopted from January 1, 2025

Amendments IAS 21 – Lack of convertibility between currencies

Issued in August 2023, the amendments require that useful and complete information be provided in a company's financial statements when one currency cannot be translated into another. The standard establishes that companies adopt a uniform approach when evaluating the possibility of conversion between different currencies. If conversion is not possible, the regulation requires the companies to determine an exchange rate to be used and to disclose this situation appropriately. These changes are effective as of January 1, 2025 and the Organization has concluded that there were no impacts with the application of this standard.

b)	Standards, amendments and interpretations of standards issued but not yet effective

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The amendments, issued in May 2024, clarify the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria for the settlement of liabilities through electronic payment systems. These amendments are effective as of January 1, 2026 and the Organization concluded that there will be no initial impacts with the application of this standard.

New IFRS 18 - Presentation and Disclosure in Financial Statements

The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve disclosure of the financial performance of companies, including: Three categories defined for income and expenses – operating, investments and financing – and new defined subtotals, including operating income; Disclosure of information on company-specific indicators related to the statement of income, called performance measures defined by management; Improved guidance on the aggregation of information and whether it should be provided in the primary financial statements or in the notes; Greater transparency for operating expenses; and specific requirements on how companies, such as banks and insurance companies, classify revenues and expenses in the operating category. IFRS 18 will go into effect on January 1, 2027. The Organization is reviewing the impacts of the new standard.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

New IFRS 19 – Subsidiaries without Public Accountability

The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures. This will reduce the costs of preparing financial statements for these subsidiaries, while maintaining the usefulness of the information for users of their financial statements. IFRS 19 will go into effect on January 1, 2027. The Organization concluded that there will be no initial impacts from the application of this standard.

Amendments to IAS 21 – Hyperinflationary Presentation Currency

The IASB has proposed amendments to IAS 21 to address the lack of guidance on how to translate financial statements when an entity presents its financial statements in a hyperinflationary presentation currency but has a non-hyperinflationary functional currency or foreign operations in that condition. The proposal requires translation using the closing rate for all amounts, with disclosure on the adoption of this approach and the presentation of summarized information on affected foreign operations. The amendments will be effective on January 1, 2027. The Organization is assessing the impacts of the new standard.

4)	ESTIMATES AND JUDGMENTS

The Organization adopts estimates and judgments that may affect the reported carrying amounts of assets, liabilities, income and expenses in the next year, and the assumptions are determined in accordance with the applicable standard.

Estimates and judgements are reviewed on an ongoing basis and are consistent with the Organization’s risk management. Estimate revisions are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are included in the following notes:

-	Note 13 Consolidation: whether the Organization has de facto control over the investee; and equity-accounted investees: whether the Organization has significant influence over the investee; and
-	Note 21 - Measurement of insurance liabilities: Methodologies are used considering all relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA).

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

Expected credit loss

The measurement of the provision for expected credit losses on financial assets measured at amortized cost and at fair value through other comprehensive income, as well as on loan commitments and financial guarantees, requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

•	Determine the criteria in order to identify the significant increase of credit risk;
•	Select quantitative models and suitable assumptions;
•	Establish several prospective scenarios and assumptions;
•	Organization similar financial assets; and
•	Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

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

Insurance contract liabilities

Insurance contract liabilities are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(k). These commitments are based in assumptions that are derived from the Organization's portfolio experience and are periodically reviewed.

Other provisions

The provisions are regularly reviewed and constituted, where the loss is deemed probable, taking into consideration the opinion of the Organization’s legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

5)	CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a)	Cash, cash equivalents and balances with banks

	R$ thousands
	On December 31, 2025	On December 31, 2024
Cash and due from banks in domestic currency	12,518,263	17,384,505
Cash and due from banks in foreign currency	2,833,485	2,143,785
Reverse repurchase agreements (1) (a)	167,865,086	171,195,511
Discretionary deposits at the Central Bank	10,300,000	17,300,000
Cash and cash equivalents	193,516,834	208,023,801
Compulsory deposits with the Central Bank (2)	111,379,449	109,786,380
Cash, cash equivalents and balances with banks (b)	304,896,283	317,810,181
Cash and balances with banks (b) - (a)	137,031,197	146,614,670
(1)	Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the Consolidated Statements of Financial Position these are presented as ‘loans and advances to financial institutions’ – refer to note 10; and
(2)	Compulsory deposits with the Central Bank of Brazil (Bacen) refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

6)	FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

a)	Financial assets measured at fair value through profit or loss

	R$ thousands
	On December 31, 2025	On December 31, 2024
Financial assets
Brazilian government bonds	395,031,887	263,224,363
Bank debt securities	43,367,217	36,983,297
Corporate debt and marketable equity securities	69,444,655	41,637,680
Mutual funds	18,840,361	9,368,468
Brazilian sovereign bonds	188,999	366,034
Foreign governments securities	66,555	468,521
Derivative financial instruments	20,850,095	19,834,985
Total	547,789,769	371,883,348

b)	Maturity

	R$ thousands
	On December 31, 2025	On December 31, 2024
Maturity of up to one year	104,436,644	53,549,658
Maturity of one to five years	324,982,243	228,464,602
Maturity of five to 10 years	63,317,857	57,839,535
Maturity of over 10 years	12,676,571	8,119,026
No stated maturity	42,376,454	23,910,527
Total	547,789,769	371,883,348

The financial instruments pledged as collateral classified as “Financial assets measured at fair value through profit or loss”, totaled R$81,235,231 thousand on December 31, 2025 (R$15,626,382 thousand on December 31, 2024), being composed primarily of Brazilian government bonds.

c)	Liabilities measured at fair value through profit or loss

	R$ thousands
	On December 31, 2025	On December 31, 2024
Derivative financial instruments	18,268,330	16,240,611
Total	18,268,330	16,240,611

7)	DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions with derivative financial instruments, which are recognized in the consolidated statements of financial position, to meet its own needs in managing its global exposure.

These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts and credit derivative instruments.

Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category.

Fair value is generally determined based on quoted market prices or quotations for assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated on information from market operators, pricing models, discounted cash flow, or similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management.

The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets.

The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps.

The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets.

The fair value of credit derivative instruments is determined based on market price quotations or obtained from specialized entities. Current market prices are used to calculate volatility.

To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is also taken into account, thus associating an expected credit losses for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives held abroad refer to swaps, forwards, options, credit derivative instruments and futures transactions carried out, substantially, on the Chicago and New York Stock Exchanges, as well as on the over-the-counter market.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2025		On December 31, 2024
	Notional value	Fair Value	Notional value	Fair Value
Futures contracts
Purchase commitments:	232,864,244	(450,905)	211,703,083	313,498
- Interbank market	150,634,305	17,542	178,029,255	133,681
- Foreign currency	54,344,313	(471,042)	22,985,640	140,203
- Other	27,885,626	2,595	10,688,188	39,614
Sale commitments:	165,612,193	523,762	161,641,895	(174,595)
- Interbank market (1)	111,724,128	(21,535)	95,605,090	(107,908)
- Foreign currency (2)	30,741,161	530,151	48,246,297	(29,358)
- Other	23,146,904	15,146	17,790,508	(37,329)

Option contracts
Purchase commitments:	783,864,910	1,828,145	685,622,189	1,178,745
- Interbank market	718,584,779	106,261	528,190,365	504,563
- Foreign currency	9,616,237	1,121,228	3,949,723	113,072
- Other	55,663,894	600,656	153,482,101	561,110
Sale commitments:	790,685,040	(2,645,067)	672,980,325	(1,656,652)
- Interbank market	721,019,609	(113,341)	513,818,125	(440,226)
- Foreign currency	15,908,308	(947,331)	6,870,683	(400,855)
- Other	53,757,123	(1,584,395)	152,291,517	(815,571)

Forward contracts
Purchase commitments:	76,859,205	(200,542)	64,273,935	2,528,685
- Foreign currency	64,714,131	(1,459,502)	62,442,929	2,569,853
- Other	12,145,074	1,258,960	1,831,006	(41,168)
Sale commitments:	53,889,171	456,033	47,310,325	(1,117,059)
- Foreign currency (2)	45,530,533	520,221	46,463,548	(1,522,017)
- Other	8,358,638	(64,188)	846,777	404,958

Swap contracts
Assets (long position):	928,071,044	9,550,875	1,080,360,424	13,634,425
- Interbank market	75,975,089	4,695,032	57,567,711	4,561,085
- Fixed rate	315,081,578	454,827	692,873,598	379,570
- Foreign currency	521,032,423	2,485,099	319,020,245	7,472,073
- IGPM (General Index of market pricing)	31,221	29,994	41,362	41,865
- Other	15,950,733	1,885,923	10,857,508	1,179,832

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2025		On December 31, 2024
	Notional value	Fair Value	Notional value	Fair Value
Liabilities (short position):	873,497,122	(6,480,535)	934,060,342	(10,973,770)
- Interbank market	32,343,513	(1,378,695)	246,185,275	(2,408,270)
- Fixed rate	470,848,308	(725,508)	477,454,859	(314,670)
- Foreign currency	355,159,513	(2,649,262)	202,546,445	(7,527,737)
- IGPM (General Index of market pricing)	103,000	(116,300)	103,000	(158,893)
- Other	15,042,788	(1,610,770)	7,770,763	(564,200)
Total	3,905,342,929	2,581,766	3,857,952,518	3,733,277

Derivatives include operations maturing in D+1 (day after reporting date).

(1)	Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$100,113,669 thousand (R$59,956,404 thousand on December 31, 2024); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$6,034,612 thousand (R$24,468,458 thousand on December 31, 2024); and

(2)	Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$10,625,523 thousand (R$42,019,674 thousand on December 31, 2024).

Swaps include contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (it’s risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	R$ thousands
	On December 31, 2025 (1)	On December 31, 2024
Risk received in credit swaps - Notional	1,840,305	1,954,290
- Debt securities issued by companies	1,195,369	783,357
- Brazilian government bonds	644,936	714,560
- Foreign government bonds	-	456,373
Risk transferred in credit swaps - Notional	(137,560)	(1,120,806)
- Companies bonds	(137,560)	(154,807)
- Brazilian government bonds	-	(705,922)
- Foreign government bonds	-	(260,077)
(1)	The adjustment to the fair value of credit swaps for risk received is R$(233,593) thousand and for risk transferred R$(54,998) thousand.

The contracts related to credit derivative transactions described above are due in 2032. There were no credit events, as defined in the agreements, during the period.

Hedge Accounting

Hedge accounting is a practice that uses derivative financial instruments with the objective of reducing or eliminating the accounting mismatches that exist in a hedging relationship between a hedging instrument and a hedged item. In other words, this methodology seeks to offset, in whole or in part, the risks arising from exposures to specific factors that may affect the Organization’s statements of income or other comprehensive income.

The hedge effectiveness may be impacted primarily when, during the hedging relationship period, changes occur in the market risk environment or in the counterparty’s credit risk.

As of December 31, 2025, Bradesco maintained hedge positions, composed of:

Cash Flow Hedges

The financial instruments classified in this category, aim to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments, is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

With respect to the DI floating interest rate risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts traded on B3, swaps, and Fed Funds. The maturity terms extend through 2032, converting the cash flows into fixed rates. The effectiveness measured in the hedge portfolio complies with the applicable regulatory requirements.

Strategy	R$ thousands
	Object	Instrument
	Hedge object (carrying amount)	Hedge instrument (nominal value)	Fair value adjustment in shareholder's equity * (effective portion)	Fair value adjustments in shareholders' equity (net of tax effects)
On December 31, 2025
Asset
Interest receipts from investments in securities	11,034,575	10,625,523	(39,611)	(21,786)
Liabilities
Funding Hedge - interest payments	102,370,447	100,113,669	(238,820)	(131,650)

On December 31, 2024
Asset
Interest receipts from investments in securities	24,913,057	24,468,458	(147,831)	(81,307)
Liabilities
Funding Hedge - interest payments	61,308,525	59,956,404	258,194	142,045
*	Gross tax effects.

Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, recorded in accumulated OCI, is appropriated to statement of income, according to the result of the hedged item. In the year ended December 31, 2025, the amount of R$9,979 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI as of December 31, 2025 is R$5,468 thousand, this amount will be appropriated to statement of income until the year 2027.

There were no other reclassifications to the statement of income of amounts recorded in other comprehensive income for the year ended December 31, 2025.

The ineffective portion is recognized directly in statement of income. During the year ended December 31, 2025, there was no ineffectiveness.

Fair value hedge

The financial instruments classified in this category are intended to offset the risks arising from exposure to changes in the fair value of the hedged item. The effective portion of the gains or losses on the instrument is measured by variation of adjustment to the fair value of the instruments and is recognized in statement of income, net of tax effects.

With respect to fixed-rate funding risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts, with maturities extending through 2032. The hedge effectiveness measured in the portfolio is in compliance with the applicable regulatory requirements.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Strategy	R$ thousands
	Instrument		Object
	Hedge instrument (fair value)	Fair value adjustment	Hedge object (carrying amount)	Fair value adjustment in statement of income * (effective portion)	Fair value adjustments in statement of income (net of tax effects)
Asset
Financial bill hedge	79,938	(1,405)	79,857	1,489	819
Total on December 31, 2025	79,938	(1,405)	79,857	1,489	819
*	Gross tax effects.

The ineffectiveness portion is recognized directly in statement of income. During the year ended December 31, 2025, there was no ineffectiveness.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments, is evaluated using the variation comparison methodology exchange rate of the object and hedging instrument, being recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the statement of income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

With respect to foreign currency risk, for which the functional currency differs from the Brazilian real, the hedge accounting strategies designated for the instruments classified in this category make use of Forward contracts and U.S. Dollar Futures contracts, with the hedged item being the foreign investment referenced in MXN (Mexican Peso) and USD (U.S. Dollar).

The hedge effectiveness measured in the portfolio complies with the applicable regulatory requirements.

Strategy	R$ thousands
	Object	Instrument
	Hedge object (carrying amount)	Hedge instrument (nominal value)	Fair value adjustments in shareholders' equity * (effective portion)	Fair value adjustments in shareholders' equity (net of tax effects)
Asset
Currency exchange rate hedge for investment abroad	5,177,416	5,876,575	(1,207,436)	(633,209)
Total on December 31, 2025	5,177,416	5,876,575	(1,207,436)	(633,209)
Currency exchange rate hedge for investment abroad	5,166,624	5,603,750	(1,536,225)	(805,635)
Total on December 31, 2024	5,166,624	5,603,750	(1,536,225)	(805,635)
*	Gross tax effects.

Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test.

The ineffective portion of the respective hedge is recognized directly in statement of income.

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

The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains/(losses) on financial assets and liabilities measured at fair value through profit or loss”, in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the consolidated statements of financial position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Organization intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously. The right of offset is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events. Given the non-occurrence of these events, as of December 31, 2025 and December 31, 2024, Bradesco did not offset any financial assets and financial liabilities in its consolidated statements of financial position.

The table below presents financial assets and liabilities subject to net settlement:

	R$ thousands
	On December 31, 2025			On December 31, 2024
	Gross amount	Related amount offset in the consolidated statements	Net amount	Gross amount	Related amount offset in the consolidated statements	Net amount
Financial assets
Interbank investments	218,329,819	-	218,329,819	178,260,906	-	178,260,906
Derivative financial instruments	20,850,095	-	20,850,095	19,834,985	-	19,834,985

Financial liabilities
Securities sold under agreements to repurchase	160,636,183	-	160,636,183	165,916,852	-	165,916,852
Derivative financial instruments	18,268,330	-	18,268,330	16,240,611	-	16,240,611

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

8)	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a)	Financial assets measured at fair value through other comprehensive income

	R$ thousands
	Amortized cost	Unrealized positive fair value adjustments	Unrealized negative fair value adjustments	Fair Value
Brazilian government bonds	112,830,390	291,814	(6,405,576)	106,716,628
Corporate debt securities	8,721,363	25,793	(90,252)	8,656,904
Bank debt securities	1,781,089	10,854	(3,193)	1,788,750
Brazilian government bonds issued abroad	7,818,067	70,339	(71,589)	7,816,817
Foreign governments securities	8,167,066	16,372	(5,507)	8,177,931
Mutual funds	90,743	31,365	-	122,108
Marketable equity securities and other stocks	6,583,814	394,761	(1,259,608)	5,718,967
Balance on December 31, 2025	145,992,532	841,298	(7,835,725)	138,998,105

Brazilian government bonds	130,816,058	499,809	(7,486,852)	123,829,015
Corporate debt securities	1,668,220	50,109	(68,505)	1,649,824
Bank debt securities	4,058,853	2,427	(48,983)	4,012,297
Brazilian government bonds issued abroad	8,898,238	193,226	(131,131)	8,960,333
Foreign governments securities	8,309,452	15,206	-	8,324,658
Mutual funds	4,928,849	22,948	(3)	4,951,794
Marketable equity securities and other stocks	6,781,513	271,002	(2,487,852)	4,564,663
Balance on December 31, 2024	165,461,183	1,054,727	(10,223,326)	156,292,584

b)	Maturity

	R$ thousands
	On December 31, 2025		On December 31, 2024
	Amortized cost	Fair Value	Amortized cost	Fair Value
Due within one year	28,535,677	28,429,036	51,518,105	51,438,404
From 1 to 5 years	47,427,746	46,441,083	38,658,601	37,659,332
From 5 to 10 years	36,627,270	34,985,787	36,055,172	34,657,222
Over 10 years	26,727,282	23,301,124	27,518,943	23,021,169
No stated maturity	6,674,557	5,841,075	11,710,362	9,516,457
Total	145,992,532	138,998,105	165,461,183	156,292,584

The financial instruments pledged as collateral, classified as financial assets measured at fair value through other comprehensive income, totalled R$27,494,154 thousand on December 31, 2025 (R$31,880,243 thousand on December 31, 2024), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated measured at fair value through other comprehensive income

	R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,583,814	(864,847)	5,718,967
Total on December 31, 2025	6,583,814	(864,847)	5,718,967

Marketable equity securities and other stocks	6,781,513	(2,216,850)	4,564,663
Total on December 31, 2024	6,781,513	(2,216,850)	4,564,663

The Bank adopted the option of designating equity instruments measured at fair value through other comprehensive income upon initial recognition due to the particularities of IFRS 17 – insurance contracts.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Reconciliation of expected credit losses of financial assets at FVOCI:

	R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected credit losses of financial assets at FVOCI on December 31, 2023	41,160	2,979	92,745	136,884
New assets originated / (Assets settled or paid)/Remeasurement of expected credit losses	(31,520)	(1,436)	(89,622)	(122,578)
Expected credit losses of financial assets at FVOCI on December 31, 2024	9,640	1,543	3,123	14,306
New assets originated / (Assets settled or paid)/Remeasurement of expected credit losses	9,594	(1,543)	-	8,051
Expected credit losses of financial assets at FVOCI on December 31, 2025 (1)	19,234	-	3,123	22,357
(1)	There was no movement between stages.

9)	DEBT INSTRUMENTS AT AMORTIZED COST

a)	Securities at amortized cost

	R$ thousands
	Amortized cost	Gross unrealized gains (1)	Gross unrealized losses (1)	Fair Value
Securities:
Brazilian government bonds	135,339,275	505,190	(6,159,482)	129,684,983
Bank debt securities and corporate debt securities	124,207,296	1,842,639	(4,526,832)	121,523,103
Balance on December 31, 2025	259,546,571	2,347,829	(10,686,314)	251,208,086

Securities:
Brazilian government bonds	145,278,232	3,032,908	(8,559,744)	139,751,396
Bank debt securities and corporate debt securities	121,713,735	23,020	(392,053)	121,344,702
Balance on December 31, 2024	266,991,967	3,055,928	(8,951,797)	261,096,098
(1)	Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b)	Maturity

	R$ thousands
	On December 31, 2025		On December 31, 2024
	Amortized cost	Fair Value	Amortized cost	Fair Value
Due within one year	54,891,298	54,651,238	60,043,632	59,988,685
From 1 to 5 years	138,622,149	137,128,315	148,260,712	147,475,479
From 5 to 10 years	41,306,602	37,109,312	32,891,366	32,474,161
Over 10 years	24,726,522	22,319,221	25,796,257	21,157,773
Total	259,546,571	251,208,086	266,991,967	261,096,098

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$51,575,375 thousand on December 31, 2025 (R$75,296,338 thousand on December 31, 2024), being composed mostly of Brazilian government bonds.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Reconciliation of expected credit losses of financial assets at amortized cost

	R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected credit losses of financial assets at amortized cost on December 31, 2023	370,902	186,825	4,587,539	5,145,266
Transferred to Stage 1	-	(19,638)	(2,113)	(21,751)
Transferred to Stage 2	(1,291)	-	(390)	(1,681)
Transferred to Stage 3	(21,207)	(34,942)	-	(56,149)
Transfer from Stage 1	-	1,291	21,207	22,498
Transfer from Stage 2	19,638	-	34,942	54,580
Transfer from Stage 3	2,113	390	-	2,503
New assets originated / (Assets settled or paid)/Remeasurement of expected credit losses	333,678	(83,815)	761,871	1,011,734
Expected credit losses of financial assets at amortized cost on December 31, 2024	703,833	50,111	5,403,056	6,157,000
Transferred to Stage 1	-	(1,740)	(4,970)	(6,710)
Transferred to Stage 2	(13,372)	-	(60,084)	(73,456)
Transferred to Stage 3	(103,901)	(20,530)	-	(124,431)
Transfer from Stage 1	-	13,372	103,901	117,273
Transfer from Stage 2	1,740	-	20,530	22,270
Transfer from Stage 3	4,970	60,084	-	65,054
New assets originated / (Assets settled or paid)/Remeasurement of expected credit losses	32,296	150,206	(2,775,010)	(2,592,508)
Expected credit losses of financial assets at amortized cost on December 31, 2025	625,566	251,503	2,687,423	3,564,492
(1)	The expected credit losses expense is recorded as “Expected Credit Losses on Other Financial Assets” in the Consolidated Statement of Income.

10)	LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS MEASURED AT AMORTIZED COST

	R$ thousands
	On December 31, 2025	On December 31, 2024
Reverse repurchase agreements (1)	218,329,819	178,260,906
Loans to financial institutions	17,155,248	18,160,221
Expected credit losses	(13)	(187,829)
Total	235,485,054	196,233,298
(1)	On December 31, 2025, it included financial investments given in guarantee in the amount of R$159,547,767 thousand (R$151,175,863 thousand on December 31, 2024).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

11)	LOANS AND ADVANCES TO CUSTOMERS MEASURED AT AMORTIZED COST

a)	Loans and advances to customers by type of product

	R$ thousands
	On December 31, 2025	On December 31, 2024
Companies	350,445,791	316,936,343
- Financing and On-lending	137,576,819	132,471,486
- Financing and export	34,763,790	40,904,095
- Housing loans	34,911,156	30,655,876
- On-lending BNDES/Finame	24,475,073	20,475,116
- Vehicle loans	23,074,448	21,934,635
- Import	12,986,200	12,505,529
- Leases	7,366,152	5,996,235
- Borrowings	195,880,958	169,958,833
- Working capital	143,640,424	100,012,698
- Rural loans	13,324,492	11,811,476
- Other	38,916,042	58,134,659
- Limit operations (1)	16,988,014	14,506,024

Individuals	441,022,363	403,303,243
- Financing and On-lending	161,548,810	144,876,576
- Housing loans	112,626,278	102,627,589
- Vehicle loans	41,797,766	34,962,102
- On-lending BNDES/Finame	6,616,649	6,927,661
- Other	508,117	359,224
- Borrowings	189,710,201	177,325,731
- Personal credit	165,277,140	140,843,129
- Rural loans	17,680,946	15,530,021
- Other	6,752,115	20,952,581
- Limit operations (1)	89,763,352	81,100,936
Total portfolio	791,468,154	720,239,586
Expected credit losses	(47,011,092)	(47,857,481)
Total of net loans and advances to customers	744,457,062	672,382,105
(1)	Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b)	Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands
	On December 31, 2025	On December 31, 2024
Gross investments in finance lease receivables:
Up to one year	296,547	2,247,876
From one to five years	6,041,176	3,791,737
Over five years	1,296,410	196,239
Impairment loss on finance lease receivables	(114,049)	(54,241)
Net investment	7,520,084	6,181,611

Net investments in finance lease:
Up to one year	291,293	2,227,115
From one to five years	5,952,651	3,760,889
Over five years	1,276,140	193,607
Total	7,520,084	6,181,611

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

c)	Reconciliation of the gross book value of loans and advances to customers

Stage 1	R$ thousands
	Balance on December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2025
Companies	284,237,991	(4,468,832)	(3,884,782)	698,839	408,417	184,254,333	(145,544,269)	-	315,701,697
- Financing	125,114,754	(1,474,567)	(917,207)	184,185	82,925	59,726,132	(53,000,739)	-	129,715,483
- Borrowings	146,737,983	(2,714,895)	(2,840,003)	453,602	305,971	119,643,384	(89,906,141)	-	171,679,901
- Revolving	12,385,254	(279,370)	(127,572)	61,052	19,521	4,884,817	(2,637,389)	-	14,306,313
Individuals	347,118,719	(8,578,207)	(5,922,695)	3,021,912	2,124,940	154,675,235	(110,680,010)	-	381,759,894
- Financing	132,000,312	(4,319,775)	(2,114,956)	1,293,018	338,579	47,277,523	(28,231,856)	-	146,242,845
- Borrowings	149,534,314	(2,768,929)	(3,609,760)	1,226,064	1,327,474	87,818,313	(71,404,814)	-	162,122,662
- Revolving	65,584,093	(1,489,503)	(197,979)	502,830	458,887	19,579,399	(11,043,340)	-	73,394,387
Total	631,356,710	(13,047,039)	(9,807,477)	3,720,751	2,533,357	338,929,568	(256,224,279)	-	697,461,591

Stage 2	R$ thousands
	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2025
Companies	6,946,383	(698,839)	(980,903)	4,468,832	1,083,425	5,625,961	(4,835,380)	-	11,609,479
- Financing	1,861,939	(184,185)	(232,953)	1,474,567	16,695	652,851	(1,100,599)	-	2,488,315
- Borrowings	4,363,096	(453,602)	(709,386)	2,714,895	1,044,751	4,445,432	(3,249,280)	-	8,155,906
- Revolving	721,348	(61,052)	(38,564)	279,370	21,979	527,678	(485,501)	-	965,258
Individuals	21,911,700	(3,021,912)	(2,120,554)	8,578,207	1,486,976	9,110,534	(10,513,689)	-	25,431,262
- Financing	8,443,459	(1,293,018)	(1,139,080)	4,319,775	197,647	1,450,117	(2,547,305)	-	9,431,595
- Borrowings	9,169,428	(1,226,064)	(863,141)	2,768,929	1,156,186	4,936,120	(5,072,922)	-	10,868,536
- Revolving	4,298,813	(502,830)	(118,333)	1,489,503	133,143	2,724,297	(2,893,462)	-	5,131,131
Total	28,858,083	(3,720,751)	(3,101,457)	13,047,039	2,570,401	14,736,495	(15,349,069)	-	37,040,741

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2025
Companies	25,751,969	(408,417)	(1,083,425)	3,884,782	980,903	11,392,197	(6,940,573)	(10,442,821)	23,134,615
- Financing	5,494,795	(82,925)	(16,695)	917,207	232,953	370,211	(962,246)	(580,276)	5,373,024
- Borrowings	18,857,751	(305,971)	(1,044,751)	2,840,003	709,386	9,723,894	(6,197,172)	(8,537,794)	16,045,346
- Revolving	1,399,423	(19,521)	(21,979)	127,572	38,564	1,298,092	218,845	(1,324,751)	1,716,245
Individuals	34,272,824	(2,124,940)	(1,486,976)	5,922,695	2,120,554	19,548,998	(428,567)	(23,993,381)	33,831,207
- Financing	4,432,804	(338,579)	(197,647)	2,114,956	1,139,080	874,378	(1,221,104)	(929,520)	5,874,368
- Borrowings	18,621,969	(1,327,474)	(1,156,186)	3,609,760	863,141	9,363,748	639,941	(13,894,668)	16,720,231
- Revolving	11,218,051	(458,887)	(133,143)	197,979	118,333	9,310,872	152,596	(9,169,193)	11,236,608
Total	60,024,793	(2,533,357)	(2,570,401)	9,807,477	3,101,457	30,941,195	(7,369,140)	(34,436,202)	56,965,822

Consolidated - All stages	R$ thousands
	Balance on December 31, 2024	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2025
Companies	316,936,343	201,272,491	(157,320,222)	(10,442,821)	350,445,791
- Financing	132,471,488	60,749,194	(55,063,584)	(580,276)	137,576,822
- Borrowings	169,958,830	133,812,710	(99,352,593)	(8,537,794)	195,881,153
- Revolving	14,506,025	6,710,587	(2,904,045)	(1,324,751)	16,987,816
Individuals	403,303,243	183,334,767	(121,622,266)	(23,993,381)	441,022,363
- Financing	144,876,575	49,602,018	(32,000,265)	(929,520)	161,548,808
- Borrowings	177,325,711	102,118,181	(75,837,795)	(13,894,668)	189,711,429
- Revolving	81,100,957	31,614,568	(13,784,206)	(9,169,193)	89,762,126
Total	720,239,586	384,607,258	(278,942,488)	(34,436,202)	791,468,154

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	230,134,580	(2,916,216)	(2,710,348)	1,246,997	154,248	181,188,473	(122,859,743)	-	284,237,991
- Financing	97,907,233	(1,323,740)	(708,918)	373,026	19,783	66,259,620	(37,412,250)	-	125,114,754
- Borrowings	121,553,604	(1,344,456)	(1,662,157)	784,061	129,848	110,636,823	(83,359,740)	-	146,737,983
- Revolving	10,673,743	(248,020)	(339,273)	89,910	4,617	4,292,030	(2,087,753)	-	12,385,254
Individuals	298,686,536	(6,602,772)	(6,661,202)	3,794,654	874,761	171,752,006	(114,725,264)	-	347,118,719
- Financing	114,370,195	(3,538,512)	(1,490,449)	2,092,373	172,320	52,071,113	(31,676,728)	-	132,000,312
- Borrowings	126,474,656	(1,731,143)	(2,599,174)	971,337	591,272	99,333,906	(73,506,540)	-	149,534,314
- Revolving	57,841,685	(1,333,117)	(2,571,579)	730,944	111,169	20,346,987	(9,541,996)	-	65,584,093
Total	528,821,116	(9,518,988)	(9,371,550)	5,041,651	1,029,009	352,940,479	(237,585,007)	-	631,356,710

Stage 2	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	12,538,317	(1,246,997)	(3,212,486)	2,916,216	263,379	3,230,759	(7,542,805)	-	6,946,383
- Financing	1,909,771	(373,026)	(253,708)	1,323,740	25,790	449,416	(1,220,044)	-	1,861,939
- Borrowings	9,848,560	(784,061)	(2,872,448)	1,344,456	230,002	2,533,070	(5,936,483)	-	4,363,096
- Revolving	779,986	(89,910)	(86,330)	248,020	7,587	248,273	(386,278)	-	721,348
Individuals	22,711,786	(3,794,654)	(2,449,308)	6,602,772	873,928	8,644,761	(10,677,585)	-	21,911,700
- Financing	9,342,632	(2,092,373)	(915,436)	3,538,512	89,680	1,821,471	(3,341,027)	-	8,443,459
- Borrowings	8,719,543	(971,337)	(945,892)	1,731,143	724,482	5,422,959	(5,511,470)	-	9,169,428
- Revolving	4,649,611	(730,944)	(587,980)	1,333,117	59,766	1,400,331	(1,825,088)	-	4,298,813
Total	35,250,103	(5,041,651)	(5,661,794)	9,518,988	1,137,307	11,875,520	(18,220,390)	-	28,858,083

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	26,748,453	(154,248)	(263,379)	2,710,348	3,212,486	13,496,446	(6,069,813)	(13,928,324)	25,751,969
- Financing	4,912,796	(19,783)	(25,790)	708,918	253,708	641,571	590,574	(1,567,199)	5,494,795
- Borrowings	19,843,042	(129,848)	(230,002)	1,662,157	2,872,448	12,440,323	(6,982,626)	(10,617,743)	18,857,751
- Revolving	1,992,615	(4,617)	(7,587)	339,273	86,330	414,552	322,239	(1,743,382)	1,399,423
Individuals	38,867,027	(874,761)	(873,928)	6,661,202	2,449,308	15,685,811	(2,992,744)	(24,649,091)	34,272,824
- Financing	4,052,392	(172,320)	(89,680)	1,490,449	915,436	911,455	(1,002,640)	(1,672,288)	4,432,804
- Borrowings	20,411,507	(591,272)	(724,482)	2,599,174	945,892	11,281,620	(3,691,827)	(11,608,643)	18,621,969
- Revolving	14,403,128	(111,169)	(59,766)	2,571,579	587,980	3,492,736	1,701,723	(11,368,160)	11,218,051
Total	65,615,480	(1,029,009)	(1,137,307)	9,371,550	5,661,794	29,182,257	(9,062,557)	(38,577,415)	60,024,793

Consolidated - All stages	R$ thousands
	Balance on December 31, 2023	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2024
Companies	269,421,350	197,915,678	(136,472,361)	(13,928,324)	316,936,343
- Financing	104,729,800	67,350,607	(38,041,720)	(1,567,199)	132,471,488
- Borrowings	151,245,206	125,610,216	(96,278,849)	(10,617,743)	169,958,830
- Revolving	13,446,344	4,954,855	(2,151,792)	(1,743,382)	14,506,025
Individuals	360,265,349	196,082,578	(128,395,593)	(24,649,091)	403,303,243
- Financing	127,765,219	54,804,039	(36,020,395)	(1,672,288)	144,876,575
- Borrowings	155,605,706	116,038,485	(82,709,837)	(11,608,643)	177,325,711
- Revolving	76,894,424	25,240,054	(9,665,361)	(11,368,160)	81,100,957
Total	629,686,699	393,998,256	(264,867,954)	(38,577,415)	720,239,586

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Reconciliation of expected credit losses from loans and advances to customers

(Includes expected credit losses on loans, commitments to be released and financial guarantees provided)

Stage 1	R$ thousands
	Balance on December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2025
Companies	3,745,866	(118,034)	(120,475)	67,104	363,412	1,822,905	(2,524,802)	-	3,235,976
- Financing	1,503,946	(24,415)	(17,434)	17,547	38,105	412,466	(776,010)	-	1,154,205
- Borrowings	1,669,722	(81,136)	(97,220)	46,133	315,136	1,203,569	(1,581,706)	-	1,474,498
- Revolving	572,198	(12,483)	(5,821)	3,424	10,171	206,870	(167,086)	-	607,273
Individuals	7,257,404	(219,071)	(215,722)	286,340	1,036,097	3,243,381	(3,789,382)	-	7,599,047
- Financing	374,887	(28,164)	(24,133)	41,539	79,521	240,966	(186,039)	-	498,577
- Borrowings	3,461,557	(122,101)	(173,012)	211,741	749,624	2,144,110	(2,433,389)	-	3,838,530
- Revolving	3,420,960	(68,806)	(18,577)	33,060	206,952	858,305	(1,169,954)	-	3,261,940
Total	11,003,270	(337,105)	(336,197)	353,444	1,399,509	5,066,286	(6,314,184)	-	10,835,023

Stage 2	R$ thousands
	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2025
Companies	1,015,120	(67,104)	(163,469)	118,034	644,503	710,708	(914,577)	-	1,343,215
- Financing	258,842	(17,547)	(44,988)	24,415	7,891	99,472	(103,965)	-	224,120
- Borrowings	620,261	(46,133)	(113,420)	81,136	628,395	466,187	(721,385)	-	915,041
- Revolving	136,017	(3,424)	(5,061)	12,483	8,217	145,049	(89,227)	-	204,054
Individuals	3,200,306	(286,340)	(420,849)	219,071	785,417	2,243,170	(1,900,194)	-	3,840,581
- Financing	404,722	(41,539)	(119,299)	28,164	48,875	181,708	98	-	502,729
- Borrowings	2,107,776	(211,656)	(277,460)	122,296	679,648	1,390,225	(1,345,335)	-	2,465,494
- Revolving	687,808	(33,145)	(24,090)	68,611	56,894	671,237	(554,957)	-	872,358
Total	4,215,426	(353,444)	(584,318)	337,105	1,429,920	2,953,878	(2,814,771)	-	5,183,796

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2025
Companies	15,492,712	(363,412)	(644,503)	120,475	163,469	5,530,824	2,904,118	(10,442,821)	12,760,862
- Financing	2,149,523	(38,105)	(7,891)	17,434	44,988	208,917	(97,512)	(580,276)	1,697,078
- Borrowings	12,483,496	(315,136)	(628,395)	97,220	113,420	4,486,131	2,227,456	(8,537,794)	9,926,398
- Revolving	859,693	(10,171)	(8,217)	5,821	5,061	835,776	774,174	(1,324,751)	1,137,386
Individuals	20,851,509	(1,036,097)	(785,417)	215,722	420,849	12,772,323	12,868,093	(23,993,381)	21,313,601
- Financing	1,710,662	(79,521)	(48,875)	24,133	119,299	476,260	1,298,384	(929,520)	2,570,822
- Borrowings	12,317,493	(749,622)	(679,645)	173,013	277,460	6,314,435	7,841,495	(13,894,668)	11,599,961
- Revolving	6,823,354	(206,954)	(56,897)	18,576	24,090	5,981,628	3,728,214	(9,169,193)	7,142,818
Total	36,344,221	(1,399,509)	(1,429,920)	336,197	584,318	18,303,147	15,772,211	(34,436,202)	34,074,463

Consolidated - All stages	R$ thousands
	Balance on December 31, 2024	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2025
Companies	20,253,698	8,064,437	(535,261)	(10,442,821)	17,340,053
- Financing	3,912,311	720,855	(977,487)	(580,276)	3,075,403
- Borrowings	14,773,479	6,155,887	(75,635)	(8,537,794)	12,315,937
- Revolving	1,567,908	1,187,695	517,861	(1,324,751)	1,948,713
Individuals	31,309,219	18,258,874	7,178,517	(23,993,381)	32,753,229
- Financing	2,490,271	898,934	1,112,443	(929,520)	3,572,128
- Borrowings	17,886,826	9,848,770	4,062,771	(13,894,668)	17,903,699
- Revolving	10,932,122	7,511,170	2,003,303	(9,169,193)	11,277,402
Total	51,562,917	26,323,311	6,643,256	(34,436,202)	50,093,282

(1)	Relates to early settlements, maturities and modifications.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 1	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	3,710,730	(116,449)	(134,318)	166,683	63,654	2,411,870	(2,356,304)	-	3,745,866
- Financing	1,269,857	(29,252)	(13,511)	68,404	6,305	620,597	(418,454)	-	1,503,946
- Borrowings	1,919,049	(74,163)	(103,007)	91,372	53,871	1,596,733	(1,814,133)	-	1,669,722
- Revolving	521,824	(13,034)	(17,800)	6,907	3,478	194,540	(123,717)	-	572,198
Individuals	6,245,565	(185,973)	(259,775)	272,766	334,396	3,875,327	(3,024,902)	-	7,257,404
- Financing	437,273	(37,461)	(23,115)	82,535	38,354	183,386	(306,085)	-	374,887
- Borrowings	2,457,473	(76,558)	(108,329)	141,655	238,173	2,472,719	(1,663,576)	-	3,461,557
- Revolving	3,350,819	(71,954)	(128,331)	48,576	57,869	1,219,222	(1,055,241)	-	3,420,960
Total	9,956,295	(302,422)	(394,093)	439,449	398,050	6,287,197	(5,381,206)	-	11,003,270

Stage 2	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	2,407,449	(166,683)	(558,573)	116,449	109,540	510,283	(1,403,345)	-	1,015,120
- Financing	277,782	(68,404)	(37,072)	29,252	15,227	66,023	(23,966)	-	258,842
- Borrowings	1,968,250	(91,372)	(510,770)	74,163	90,757	386,785	(1,297,552)	-	620,261
- Revolving	161,417	(6,907)	(10,731)	13,034	3,556	57,475	(81,827)	-	136,017
Individuals	3,073,021	(272,766)	(379,103)	185,973	313,107	1,747,141	(1,467,067)	-	3,200,306
- Financing	468,003	(82,535)	(71,207)	37,461	20,459	155,931	(123,390)	-	404,722
- Borrowings	1,860,757	(141,655)	(239,411)	76,558	265,398	1,297,469	(1,011,340)	-	2,107,776
- Revolving	744,261	(48,576)	(68,485)	71,954	27,250	293,741	(332,337)	-	687,808
Total	5,480,470	(439,449)	(937,676)	302,422	422,647	2,257,424	(2,870,412)	-	4,215,426

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Stage 3	R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	17,045,918	(63,654)	(109,540)	134,318	558,573	7,338,511	4,516,910	(13,928,324)	15,492,712
- Financing	2,405,662	(6,305)	(15,227)	13,511	37,072	326,738	955,271	(1,567,199)	2,149,523
- Borrowings	13,348,041	(53,871)	(90,757)	103,007	510,770	6,786,917	2,497,132	(10,617,743)	12,483,496
- Revolving	1,292,215	(3,478)	(3,556)	17,800	10,731	224,856	1,064,507	(1,743,382)	859,693
Individuals	21,179,127	(334,396)	(313,107)	259,775	379,103	9,908,384	14,421,714	(24,649,091)	20,851,509
- Financing	1,380,788	(38,354)	(20,459)	23,115	71,207	406,606	1,560,047	(1,672,288)	1,710,662
- Borrowings	10,928,409	(238,173)	(265,398)	108,329	239,411	7,272,869	5,880,689	(11,608,643)	12,317,493
- Revolving	8,869,930	(57,869)	(27,250)	128,331	68,485	2,228,909	6,980,978	(11,368,160)	6,823,354
Total	38,225,045	(398,050)	(422,647)	394,093	937,676	17,246,895	18,938,624	(38,577,415)	36,344,221

Consolidated - All stages	R$ thousands
	Balance on December 31, 2023	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2024
Companies	23,164,097	10,260,664	757,261	(13,928,324)	20,253,698
- Financing	3,953,301	1,013,358	512,851	(1,567,199)	3,912,311
- Borrowings	17,235,340	8,770,435	(614,553)	(10,617,743)	14,773,479
- Revolving	1,975,456	476,871	858,963	(1,743,382)	1,567,908
Individuals	30,497,713	15,530,852	9,929,745	(24,649,091)	31,309,219
- Financing	2,286,064	745,923	1,130,572	(1,672,288)	2,490,271
- Borrowings	15,246,639	11,043,057	3,205,773	(11,608,643)	17,886,826
- Revolving	12,965,010	3,741,872	5,593,400	(11,368,160)	10,932,122
Total	53,661,810	25,791,516	10,687,006	(38,577,415)	51,562,917
(1)	Relates to early settlements, maturities and modifications.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Sensitivity analysis

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

The estimate of the expected credit losses is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most reasonably possible. In order to determine possible oscillations in the expected credit losses resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected credit losses. The table below shows the probabilities attributed to each scenario and the impacts:

	On December 31, 2025 - R$ thousands
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**
Simulation 1	100%	-	-	(320,747)
Simulation 2	-	100%	-	(624,285)
Simulation 3	-	-	100%	813,197
*	Scenario in which the economy grows more than expected.
**	Scenario in which the economy grows less than expected.

f)	Expected credit losses on loans and advances

	R$ thousands
	Year ended December 31
	2025	2024	2023
Amount recorded	34,438,405	36,478,523	34,849,384
Amount recovered	(5,760,548)	(9,841,746)	(4,672,395)
Expected credit losses on loans and advances	28,677,857	26,636,777	30,176,989

g)	Loans and advances to customers restructured

The total balance of “Loans and advances with expected credit losses” includes restructured loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Restructured loans may occur after a default event or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such restructuring is to adapt the loan to reflect the client’s actual payment capacity.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The following table presents the changes made and our analysis of our portfolio of restructured loans and advances to customers:

	R$ thousands
	On December 31, 2025	On December 31, 2024
Opening balance	34,755,068	39,111,735
Amount restructured	18,414,187	26,780,598
Amount received/Others (1)	(13,955,482)	(18,853,221)
Write-offs	(12,601,134)	(12,284,044)
Closing balance	26,612,639	34,755,068
Expected credit losses on loans and advances	(13,582,459)	(19,091,460)
Total restructured loans and advances to customers, net of expected credit losses	13,030,180	15,663,608

Expected credit losses of restructured loans and advances as a percentage of restructured portfolio	51.0%	54.9%
Total restructured loans and advances as a percentage of the total loan portfolio	3.4%	4.8%
Total restructured loans and advances as a percentage of the total loans portfolio, net of expected credit losses	3.6%	5.2%
(1)	Includes the settlement of restructured contracts through new operations.

At the time a loan is modified, Management considers the new loan’s conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new restructured terms, management considers ceasing accrual from that point.

These instruments have their revenue recognition suspended (stop-accrual) and are accounted for solely upon cash receipt. This approach also applies to any potential gains arising from restructurings.

Any gains resulting from restructuring are recognized only when effectively received, regardless of whether they relate to performing operations or recoveries of previously written-off assets.

12)	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

	R$ thousands
	On December 31, 2025	On December 31, 2024
Non-current assets held for sale and discontinued operations
Real estate	1,184,225	1,082,436
Vehicles and similar	426,895	343,948
Machinery and equipment	1,742	546
Other (1)	2,144,640	2,068,020
Total	3,757,502	3,494,950
(1)	Includes R$ 2,060,445 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale.

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale and discontinued operations are those for which selling expectation, in their current condition, is highly probable to occur within a year.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

13)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousands
	On December 31, 2025							Year ended on December 31, 2025
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	109,290	5,862,399	2,236,478	5,255,969	2,299,487	13,635	995,371	68,175
Tecnologia Bancária S.A. (3)	24.55%	24.32%	249,118	766,711	2,473,255	668,796	1,579,574	7,841	254,190	31,939
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	534,853	3,075,599	2,171,323	3,187,083	959,644	20,053	2,718,632	50,133
Elo Participações Ltda. (4)	50.01%	50.01%	1,242,721	1,433,582	6,152,357	597,993	4,375,461	1,020,208	762,567	2,040,008
Others (5)			11,147,458					1,100,890
Total on December 31, 2025			13,283,440					2,162,627
(1)	The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2)	Revenue from financial intermediation or revenue from the provision of services;
(3)	Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the consolidated financial statements, permitted by regulation;
(4)	Brazilian company, provider of services related to credit and debit cards and other means of payment; and
(5)	Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends and/or interest on equity of R$123,957 thousand in the year ended December 31, 2025 from Cielo S.A. and R$237,235 thousand from other companies.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Companies	R$ thousands
	On December 31, 2024							Year ended on December 31, 2024
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	98,243	5,099,950	1,945,607	4,559,541	1,994,799	(4,715)	668,016	(23,575)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	241,277	854,080	2,354,233	774,316	1,471,727	3,710	2,783,255	15,255
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	552,687	2,667,390	2,356,236	3,026,387	854,949	37,633	2,252,238	94,083
Elo Participações Ltda. (4)	50.01%	50.01%	2,263,011	963,331	4,746,612	965,266	91,253	784,391	1,813,170	1,566,669
Others (5) (6)			7,873,794					710,566
Total on December 31, 2024			11,029,012
Total on December 31, 2024								1,531,585
(1)	The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2)	Revenue from financial intermediation or revenue from the provision of services;
(3)	Companies with equity accounting using statement of financial position with a reporting date delay of up to 60 days. In the year ended December 31, 2024, the Organization received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.;
(4)	In August 2024, the auction of the unified tender offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category “A” to “B” with the Brazilian securities and Exchange Comission (CVM) and exit from the New segment Market of B3 S.A., with this, the Organization's total equity interest in Cielo S.A. increased to 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Organization (as of December 31, 2023, total equity interest was 31.41%, with direct participation being 30.06%). The Organization received from Cielo S.A, interest on equity of R$151,453 thousand, in the year ended December 31, 2024. More information in Note 42;
(5)	Primarily includes investment in publicly held companies and Cielo S.A.; and
(6)	Brazilian company, provider of services related to credit and debit cards and other means of payment. The Organization received dividends of R$64,922 thousand in the year ended December 31, 2024 from Empresa Elo Participações Ltda.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The Organization does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b)	Changes in associates and joint ventures

	R$ thousands
	2025	2024
Initial balances	11,029,012	9,616,840
Acquisitions	2,800,124	1,159,572
Disposal of investments in associates	(65,458)	-
Share of profit of associate and joint ventures	2,162,627	1,531,585
Dividends/Interest on equity	(2,533,771)	(1,695,067)
Other	(109,094)	416,082
Balance on December 31	13,283,440	11,029,012

14)	PROPERTY AND EQUIPMENT

a)	Composition of property and equipment by class

	R$ thousands
	Depreciation rate	Cost	Accumulated depreciation	Carrying amount
Buildings	4%	4,483,554	(1,609,574)	2,873,980
Land	-	857,826	-	857,826
Installations, property and equipment for use	10%	5,896,736	(2,949,984)	2,946,752
Security and communication systems	10% to 20%	387,701	(262,853)	124,848
Data processing systems	20% to 40%	7,699,621	(5,290,697)	2,408,924
Transportation systems	10% to 20%	338,092	(144,931)	193,161
Balance on December 31, 2025 (1) (2)		19,663,530	(10,258,039)	9,405,491

Buildings	4%	8,251,334	(5,391,615)	2,859,719
Land	-	871,952	-	871,952
Installations, property and equipment for use	10%	5,573,061	(2,866,228)	2,706,833
Security and communication systems	10% to 20%	386,802	(267,132)	119,670
Data processing systems	20% to 40%	13,641,163	(10,208,530)	3,432,633
Transportation systems	10% to 20%	367,431	(137,794)	229,637
Balance on December 31, 2024 (1)		29,091,743	(18,871,299)	10,220,444
(1)	Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and
(2)	In 2025, fully depreciated assets were derecognised.

The Organization enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Changes in property and equipment by class

	R$ thousands
	Buildings	Land	Installations, property and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total (1)
Balance on December 31, 2023	3,610,211	912,088	3,074,492	126,350	3,305,062	89,806	11,118,009
Additions / (reductions)	(190,906)	(40,136)	7,551	23,881	1,750,744	175,330	1,726,464
Depreciation (2)	(559,586)	-	(374,968)	(30,293)	(1,621,935)	(35,499)	(2,622,281)
Impairment	-	-	(242)	(268)	(1,238)	-	(1,748)
Balance on December 31, 2024	2,859,719	871,952	2,706,833	119,670	3,432,633	229,637	10,220,444
Additions / (reductions)	641,496	(14,126)	1,269,771	33,436	(248,520)	4,043	1,686,100
Depreciation (2)	(627,235)	-	(1,029,489)	(28,253)	(774,159)	(40,519)	(2,499,655)
Impairment	-	-	(363)	(5)	(1,030)	-	(1,398)
Balance on December 31, 2025	2,873,980	857,826	2,946,752	124,848	2,408,924	193,161	9,405,491
(1)	Includes right of use assets recognized; and
(2)	The difference of R$54,180 thousand (2024 - R$58,952 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Statement of income in the caption "Insurance and pension income".

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

15)	INTANGIBLE ASSETS AND GOODWILL

a)	Change in intangible assets and goodwill by class

	R$ thousands
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2023	6,596,649	5,811,168	8,463,216	1,115,481	120,632	22,107,146
Additions / (reductions)	133,993	1,556,377	3,649,518	114,230	334,371	5,788,489
Impairment	-	(498)	(35,478)	-	-	(35,976)
Amortization (2)	-	(1,831,669)	(1,789,426)	(253,491)	(235,865)	(4,110,451)
Balance on December 31, 2024	6,730,642	5,535,378	10,287,830	976,220	219,138	23,749,208
Additions / (reductions)	(125,639)	1,999,869	4,946,676	63,025	52,624	6,936,555
Impairment	-	(22,470)	(1,772)	-	-	(24,242)
Amortization (2)	-	(1,853,479)	(2,791,502)	(180,253)	(96,628)	(4,921,862)
Balance on December 31, 2025	6,605,003	5,659,298	12,441,232	858,992	175,134	25,739,659
(1)	Rate of amortization: acquisition of rights to provide financial services, customer portfolio and others in accordance with contract agreement and software – up to 10%; and
(2)	The difference of R$304,070 thousand (2024 - R$304,431 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Statement of income in the caption "Insurance and pension income".

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Composition of goodwill by segment

	R$ thousands
	On December 31, 2025	On December 31, 2024
Banking	6,101,977	6,230,002
Insurance	503,026	500,640
Total	6,605,003	6,730,642

The Cash Generation Units (CGUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment. We did not incur any goodwill impairment losses in the years ended December 31, 2025 and 2024.

16)	OTHER ASSETS

	R$ thousands
	On December 31, 2025	On December 31, 2024
Financial assets (1) (2)	73,426,822	81,195,242
Foreign exchange transactions (3)	31,881,934	44,132,289
Debtors for guarantee deposits (4)	23,808,198	21,743,293
Securities trading	6,014,189	5,848,323
Trade and credit receivables	5,904,620	6,032,514
Receivables	5,817,881	3,438,823
Other assets	17,284,492	15,824,815
Other debtors	5,170,650	5,777,906
Prepaid expenses	5,081,590	3,568,136
Interbank and interdepartmental accounts	139,613	224,343
Other (5)	6,892,639	6,254,430
Total	90,711,314	97,020,057
(1)	Financial assets accounted for at amortized cost;
(2)	In the year ended December 31, 2025 and in the year ended December 31, 2024, there were no expected credit losses for other financial assets;
(3)	Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;
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

a)	Composition by nature

	R$ thousands
	On December 31, 2025	On December 31, 2024
Demand deposits	1,203,130	1,419,303
Interbank deposits	5,485,877	3,008,439
Securities sold under agreements to repurchase	349,702,217	283,049,765
Borrowings	38,999,650	46,769,666
On-lending	31,708,620	27,571,137
Total	427,099,494	361,818,310

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

18)	DEPOSITS FROM CUSTOMERS

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

	R$ thousands
	On December 31, 2025	On December 31, 2024
Demand deposits	36,792,675	44,119,254
Savings deposits	124,461,404	132,502,157
Time deposits	560,020,072	467,717,052
Total	721,274,151	644,338,463

19)	FUNDS FROM SECURITIES ISSUED

a)	Composition by type of security issued and location

	R$ thousands
	On December 31, 2025	On December 31, 2024
Instruments Issued – Brazil:		-
Real estate credit notes	75,321,675	55,865,741
Agribusiness notes	54,287,950	46,738,613
Financial bills	135,672,973	106,220,794
Covered Bonds	23,600,199	35,805,829
Subtotal	288,882,797	244,630,977
Securities – Overseas:		-
MTN Program Issues (1)	11,423,465	9,529,345
Subtotal	11,423,465	9,529,345
Structured Operations Certificates	5,954,420	3,817,022
Total	306,260,682	257,977,344
(1)	Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

b)	Changes in securities issued

	R$ thousands
	2025	2024
Opening balances on January 1	257,977,344	244,966,258
Issuance	156,468,949	54,734,757
Interest accrued	32,907,338	27,427,073
Settlement and interest payments	(143,196,203)	(70,199,968)
Exchange variation and others	2,103,254	1,049,224
Closing balance on December 31	306,260,682	257,977,344

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

20)	SUBORDINATED DEBT

a)	Composition of subordinated debt

Maturity	R$ thousands
	Original term in years	Nominal amount	On December 31, 2025	On December 31, 2024
In Brazil:
Financial bills:
2025	7	-	-	6,659,038
2027	7	13,000	24,005	640,590
2025	8	-	-	3,693,797
2026	8	694,800	1,380,842	1,193,335
2028	8	-	-	88,658
2030	8	2,368,200	3,923,963	3,365,783
2025	9	-	-	755,966
2027	9	89,700	187,469	163,973
2025	10	-	-	648,219
2026	10	196,196	655,486	571,365
2027	10	256,243	586,866	523,757
2028	10	248,300	567,279	505,316
2030	10	124,500	213,615	210,044
2031	10	7,270,000	13,246,380	11,319,069
2032	10	5,378,500	8,884,021	7,606,668
2033	10	531,000	700,964	626,578
2035	10	2,503,500	2,519,653	-
2026	11	2,500	4,531	4,337
2027	11	47,046	118,795	102,990
2028	11	74,764	176,548	159,193
Perpetual	-	19,064,300	21,524,109	18,620,251
Total (1)			54,714,526	57,458,927
(1)	Includes the amount of R$50,648,748 thousand (R$43,096,504 thousand on December 31, 2024), referring to subordinated debt recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose.

b)	Changes in subordinated debt

	R$ thousands
	2025	2024
Opening balances on January 1	57,458,927	50,337,854
Issuance	8,059,200	9,000,300
Interest accrued	8,397,038	6,378,786
Settlement and interest payments	(19,200,639)	(8,258,013)
Closing balance on December 31	54,714,526	57,458,927

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

21)	INSURANCE CONTRACTS

a)	Insurance contract liabilities

	R$ thousands
	On December 31, 2025			On December 31, 2024
	PAA	BBA/VFA	Total	PAA	BBA/VFA	Total
Liability for remaining coverage (LRC)	2,705,391	400,033,295	402,738,686	3,413,117	359,997,742	363,410,859
- Present value of future estimated cash flows on Best Estimated Liability (BEL)	-	376,309,243	376,309,243	-	333,588,968	333,588,968
Non-financial risk adjustment (RA)	-	1,419,950	1,419,950	-	1,713,661	1,713,661
- Contractual service margin (CSM)	-	22,304,102	22,304,102	-	24,695,113	24,695,113
- Premium allocation approach (PAA)	2,705,391	-	2,705,391	3,413,117	-	3,413,117
Liability for incurred claims	15,034,052	1,942,738	16,976,790	13,527,747	1,854,214	15,381,961
- Present value of future estimated cash flows on Best Estimated Liability (BEL)	14,602,721	1,875,947	16,478,668	13,109,372	1,788,775	14,898,147
Non-financial risk adjustment (RA)	431,331	66,791	498,122	418,375	65,439	483,814
Total Insurance contract liabilities	17,739,443	401,976,033	419,715,476	16,940,864	361,851,956	378,792,820

b)	Remaining coverage for general model (BBA)/variable fee approach (VFA)

	R$ thousands
	On December 31, 2025			On December 31, 2024
	Non-Onerous Contracts	Onerous contracts	Total	Non-Onerous Contracts	Onerous contracts	Total
Present value of estimated future cash outflows	442,481,502	29,420,780	471,902,282	415,934,920	32,862,946	448,797,866
- Acquisition costs	4,114,779	94,408	4,209,187	3,789,618	119,449	3,909,067
- Claims and other directly attributable expenses	438,366,723	29,326,372	467,693,095	412,145,302	32,743,497	444,888,799
Present value of estimated future cash inflows	(91,025,507)	(4,567,532)	(95,593,039)	(109,275,236)	(5,933,662)	(115,208,898)
Non-financial risk adjustment	792,866	627,084	1,419,950	926,022	787,639	1,713,661
Contractual Service Margin	22,189,750	114,352	22,304,102	24,594,993	100,120	24,695,113
Total remaining coverage of the general model/variable rate model	374,438,611	25,594,684	400,033,295	332,180,699	27,817,043	359,997,742

c)	Realization of contractual service margin

	R$ thousands
	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts
- Insurance Contract	3,096,388	2,627,326	2,196,746	1,874,844	1,905,095	10,603,703	22,304,102
General model/variable fee approach on December 31, 2025	3,096,388	2,627,326	2,196,746	1,874,844	1,905,095	10,603,703	22,304,102
Issued Insurance Contracts
- Insurance Contract	2,450,329	2,180,759	1,840,336	1,603,463	1,410,985	15,209,241	24,695,113
General model/variable fee approach on December 31, 2024	2,450,329	2,180,759	1,840,336	1,603,463	1,410,985	15,209,241	24,695,113

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

d)	Changes of the liability for remaining coverage (LCR) and claims incurred

Recognized values for coverage	R$ thousands
	BBA/VFA					PAA	Total
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach
	BEL	AR	CSM	BEL
Opening balances on January 1	326,129,277	1,713,661	24,695,113	7,459,691	359,997,742	3,413,117	363,410,859
Changes related to current period (Insurance revenue)	(5,574,087)	(183,388)	(1,777,555)	-	(7,535,030)	(53,576,235)	(61,111,265)
Total retrospective method contracts	(558,471)	(23,137)	(554,386)	-	(1,135,994)	-	(1,135,994)
Fair value method contracts	(3,925,741)	(111,194)	(470,583)	-	(4,507,518)	-	(4,507,518)
Issuance of contracts after transition (Other contracts)	(1,071,914)	(49,057)	(752,586)	-	(1,873,557)	-	(1,873,557)
Appropriation related to best output estimate	(17,961)	-	-	-	(17,961)	-	(17,961)
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(53,576,235)	(53,576,235)
Technical changes related to future periods	6,852,561	(258,151)	(1,861,042)	2	4,733,370	(3,923,166)	810,204
Changes in estimates that adjust the contractual service margin	9,089,018	(396,880)	(8,714,884)	2	(22,744)	-	(22,744)
Changes in estimates that do not adjust the contractual service margin (OCI)	(1,417,395)	(47,963)	-	-	(1,465,358)	-	(1,465,358)
Appropriation/constitution regarding best output estimate	5,488	-	903,627	-	909,115	-	909,115
Contracts initially recognized in the period	(824,550)	186,692	5,950,215	-	5,312,357	(3,923,166)	1,389,191
Insurance expenses	254,253	-	-	247,134	501,387	4,454,622	4,956,009
Constitution of onerous contracts	-	-	-	247,134	247,134	-	247,134
Acquisition cost	254,253	-	-	-	254,253	4,454,622	4,708,875
Financial expenses	45,340,000	147,828	1,247,586	61,345	46,796,759	-	46,796,759
Financial expenses of insurance contracts	45,340,000	147,828	1,247,586	61,345	46,796,759	-	46,796,759
Cash flows	(4,460,933)	-	-	-	(4,460,933)	52,337,053	47,876,120
Premiums received	43,647,318	-	-	-	43,647,318	56,622,055	100,269,373
Investment component	(47,689,292)	-	-	-	(47,689,292)	-	(47,689,292)
Insurance acquisition costs cash flow	(418,959)	-	-	-	(418,959)	(4,285,002)	(4,703,961)
Balance on December 31, 2025	368,541,071	1,419,950	22,304,102	7,768,172	400,033,295	2,705,391	402,738,686

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Recognized values for coverage	R$ thousands
	BBA/VFA					PAA	Total
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach
	BEL	AR	CSM	BEL
Opening balances on January 1	295,007,749	1,832,047	24,414,758	6,637,197	327,891,751	3,256,881	331,148,632
Changes related to current period (Insurance revenue)	(5,297,914)	(168,464)	(2,328,612)	-	(7,794,990)	(49,545,938)	(57,340,928)
Total retrospective method contracts	(596,582)	(30,954)	(947,502)	-	(1,575,038)	-	(1,575,038)
Fair value method contracts	(3,979,828)	(114,747)	(858,995)	-	(4,953,570)	-	(4,953,570)
Issuance of contracts after transition (Other contracts)	(678,657)	(22,763)	(522,115)	-	(1,223,535)	-	(1,223,535)
Appropriation related to best output estimate	(42,847)	-	-	-	(42,847)	-	(42,847)
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(49,545,938)	(49,545,938)
Technical changes related to future periods	(1,221,520)	(71,048)	1,736,361	(512,188)	(68,395)	(618,023)	(686,418)
Changes in estimates that adjust the contractual service margin	4,826,038	(128,048)	(4,692,900)	(512,188)	(507,098)	-	(507,098)
Changes in estimates that do not adjust the contractual service margin (OCI)	(3,443,788)	(106,907)	-	-	(3,550,695)	-	(3,550,695)
Appropriation/constitution regarding best output estimate	3,219	-	1,620,038	-	1,623,257	-	1,623,257
Contracts initially recognized in the period	(2,606,989)	163,907	4,809,223	-	2,366,141	(618,023)	1,748,118
Insurance expenses	224,162	-	-	1,334,682	1,558,844	3,838,715	5,397,559
Constitution of onerous contracts	-	-	-	1,334,682	1,334,682	-	1,334,682
Acquisition cost	224,162	-	-	-	224,162	3,838,715	4,062,877
Financial expenses	28,159,122	121,126	872,606	-	29,152,854	-	29,152,854
Financial expenses of insurance contracts	28,159,122	121,126	872,606	-	29,152,854	-	29,152,854
Cash flows	9,257,678	-	-	-	9,257,678	46,481,482	55,739,160
Premiums received	51,516,743	-	-	-	51,516,743	50,320,197	101,836,940
Investment component	(41,788,964)	-	-	-	(41,788,964)	-	(41,788,964)
Insurance acquisition costs cash flow	(470,101)	-	-	-	(470,101)	(3,838,715)	(4,308,816)
Balance on December 31, 2024	326,129,277	1,713,661	24,695,113	7,459,691	359,997,742	3,413,117	363,410,859

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Changes in liabiltiy for incurred claims (LIC)

	R$ thousands
	LIC - BBA e VFA			LIC - PAA			TOTAL LIC
	BEL	RA	Total liability for incurred claims - BBA and VFA	BEL	RA	Total liability for incurred - claims - PAA
Closing balance on December 31, 2023	1,302,911	71,949	1,374,860	11,847,652	421,079	12,268,731	13,643,591
Costs of providing insurance	5,017,325	(8,627)	5,008,698	35,831,413	(5,539)	35,825,874	40,834,572
Claims incurred and other insurance expenses	5,017,325	(8,627)	5,008,698	35,831,413	(5,539)	35,825,874	40,834,572
Liability adjustments for incurred claims	47,381	-	47,381	(60,730)	-	(60,730)	(13,349)
Financial expenses of insurance contracts	113,966	6,708	120,674	837,611	30,374	867,985	988,659
Changes recognized in other comprehensive income	(43,788)	(4,591)	(48,379)	(289,739)	(27,539)	(317,278)	(365,657)
Estimated cash flows	(4,649,020)	-	(4,649,020)	(35,056,836)	-	(35,056,836)	(39,705,856)
Claims and other insurance costs paid	(4,649,020)	-	(4,649,020)	(35,056,836)	-	(35,056,836)	(39,705,856)
Closing balance on December 31, 2024	1,788,775	65,439	1,854,214	13,109,371	418,375	13,527,746	15,381,960
Costs of providing insurance	4,567,752	(7,945)	4,559,807	37,640,301	(32,150)	37,608,151	42,167,958
Claims incurred and other insurance expenses	4,567,752	(7,945)	4,559,807	37,640,301	(32,150)	37,608,151	42,167,958
Liability adjustments for incurred claims	(116,836)	-	(116,836)	(2,253)	-	(2,253)	(119,089)
Financial expenses of insurance contracts	180,693	8,245	188,938	1,292,003	43,205	1,335,208	1,524,146
Changes recognized in other comprehensive income	(4,997)	1,052	(3,945)	(31,013)	1,901	(29,112)	(33,057)
Estimated cash flows	(4,539,440)	-	(4,539,440)	(37,405,688)	-	(37,405,688)	(41,945,128)
Claims and other insurance costs paid	(4,539,440)	-	(4,539,440)	(37,405,688)	-	(37,405,688)	(41,945,128)
Closing balance on December 31, 2025	1,875,947	66,791	1,942,738	14,602,721	431,331	15,034,052	16,976,790

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

f)	Contractual service margin

	R$ thousands
	Year ended December 31
	2025				2024
	Contracts measured at fair value in transition	Contracts measured the full retrospective method	Issuance of contracts after transition (Other contracts)	Total	Contracts measured at fair value in transition	Contracts measured the full retrospective method	Issuance of contracts after transition (Other contracts)	Total
Opening balances	7,921,046	9,192,926	7,581,141	24,695,113	11,313,062	8,591,633	4,510,063	24,414,758
Changes from the current period	(470,583)	(554,386)	(752,586)	(1,777,555)	(858,995)	(947,502)	(522,115)	(2,328,612)
- Contractual service margin recognized in the period	(470,583)	(554,386)	(752,586)	(1,777,555)	(858,995)	(947,502)	(522,115)	(2,328,612)
Changes in relation to future periods	(1,843,864)	(1,246,122)	1,228,944	(1,861,042)	(2,586,246)	1,126,523	3,196,084	1,736,361
- Contracts initially recognized	255,242	134,585	5,560,388	5,950,215	136,643	53,780	4,618,800	4,809,223
- Changes in estimates that adjust the contractual service margin	(2,099,106)	(1,380,707)	(4,331,444)	(7,811,257)	(2,722,889)	1,072,743	(1,422,716)	(3,072,862)
Total technical changes	(2,314,447)	(1,800,508)	476,358	(3,638,597)	(3,445,241)	179,021	2,673,969	(592,251)
Insurance finance income/(expense)	32,886	392,804	821,896	1,247,586	53,225	422,272	397,109	872,606
Balance on December 31	5,639,485	7,785,222	8,879,395	22,304,102	7,921,046	9,192,926	7,581,141	24,695,113

g)	Changes in other comprehensive income

	R$ thousands
	Year ended December 31
	2025	2024
Opening balances	3,614,624	1,265,455
Changes in other comprehensive income	901,156	2,349,169
Income and expenses recognized in the period in Other comprehensive income	1,498,415	3,916,352
Deferred taxes	(597,259)	(1,567,183)
Balance on December 31	4,515,780	3,614,624

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

h)	Insurance income

	R$ thousands
	Year ended December 31
	2025	2024	2023
Amounts related to changes in liabilities for remaining coverage (LRC)	61,111,265	57,340,928	51,252,827
Outputs related to general model contracts	5,574,087	5,296,714	4,806,022
Expected claims incurred and Expenses	5,301,873	5,029,705	4,701,972
- Recovery of Acquisition Cash Flow	254,253	224,162	116,814
- Experience Adjustments	17,961	42,847	(12,764)
Non-financial risk adjustment change	183,388	169,664	171,746
Contractual service margin recognized for general model and variable rate	1,777,555	2,328,612	1,656,674
Income related to contracts measured under premium allocation approach	53,576,235	49,545,938	44,618,385
Insurance Revenue	61,111,265	57,340,928	51,252,827

i)	Insurance financial expense

	R$ thousands
	Year ended December 31
	2025	2024	2023
Changes in obligation to pay arising from return on investment	(14,160,134)	(8,459,749)	11,547,973
Interest on monetary adjustment of insurance liabilities	(34,160,771)	(21,681,764)	22,338,084
Amounts recognized in statements of income	(48,320,905)	(30,141,513)	33,886,057
Effect of changes in interest rates	1,498,415	3,916,352	1,871,540
Amounts recognized in other comprehensive income	1,498,415	3,916,352	1,871,540
Financial expenses of insurance contracts	(46,822,490)	(26,225,161)	35,757,597

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

j)	Claims development

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

Occurrence/Payment	R$ thousands
	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	3,350,667	3,604,249	3,274,280	3,273,808	3,296,445	3,306,163	3,318,327	3,311,737	3,324,954	3,331,002
Year of occurrence 2	3,452,361	3,847,199	3,494,977	3,508,883	3,521,591	3,526,705	3,539,966	3,542,422	3,551,502	-
Year of occurrence 3	3,181,843	3,499,560	3,174,162	3,184,224	3,205,116	3,207,657	3,222,305	3,234,388	-	-
Year of occurrence 4	3,095,780	3,459,562	3,207,486	3,223,295	3,242,090	3,253,282	3,262,688	-	-	-
Year of occurrence 5	3,082,673	3,487,210	3,078,953	3,071,630	3,091,574	3,115,309	-	-	-	-
Year of occurrence 6	4,454,289	4,325,114	4,010,617	4,012,414	4,034,607	-	-	-	-	-
Year of occurrence 7	4,566,465	5,038,121	4,812,415	4,857,834	-	-	-	-	-	-
Year of occurrence 8	4,918,706	5,294,584	5,056,597	-	-	-	-	-	-	-
Year of occurrence 9	5,364,165	5,696,584	-	-	-	-	-	-	-	-
Year of occurrence 10	5,516,396	-	-	-	-	-	-	-	-	-
Payments accumulated up to December 31, 2025	5,516,396	5,696,584	5,056,597	4,857,834	4,034,607	3,115,309	3,262,688	3,234,388	3,551,502	3,331,002
Estimate of claims on December 31, 2025	19,900,189	7,198,107	5,613,467	5,140,266	4,267,857	3,244,240	3,346,298	3,298,429	3,598,850	3,331,002
Estimated claims payable on December 31, 2025	14,383,793	1,501,523	556,870	282,432	233,250	128,931	83,610	64,041	47,348	-

R$ thousands
Estimated claims payable	17,281,798
Adjustment to present value	(1,288,563)
Adjustment for non-financial risk	238,737
Other estimates	744,818
Liabilities for claims incurred on December 31, 2025	16,976,790

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

22)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

a)     Contingent assets

Bradesco is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain.

b)     Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I)	Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications. In the year ended December 31, 2025, the Company refined the model of the measurement parameters for recording the provision, which is constituted considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, propensity for loss and monetary correction of the averages calculated, in addition to individual assessment in specific cases.

II)	Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned. In the year ended December 31, 2025, the measurement parameters used to record these provisions were refined, with specific criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite being confident it complied with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

In December 2017, with the mediation of the Attorney’s General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many customers will do so.

III)	Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions (“legal obligations”) which have been fully provisioned. These cases have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

-	PIS and Cofins - R$3,467,535 thousand (R$3,263,824 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

-	PIS and Cofins - R$951,899 thousand (R$838,178 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

-	INSS – Contribution to SAT – R$560,495 thousand (R$527,030 thousand on December 31, 2024): In an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

-	Pension Contributions – R$11,293 thousand (R$1,989,629 thousand on December 31, 2024): related to the pension contributions made to private pension plans, referring to previous periods, considered by the authorities to be employee compensation. During the period, there were cases included in the Integral Transaction Program (PTI) created by MF Ordinance No. 1,384/2024.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

IV)	Change in provisions by nature

	R$ thousands
	Labor	Civil	Tax	Total
Balance on December 31, 2023	4,622,138	8,587,613	7,059,304	20,269,055
Adjustment for inflation	386,536	467,504	391,955	1,245,995
Provisions, net of (reversals and write-offs)	2,272,455	2,355,332	88,529	4,716,316
Payments	(4,667,726)	(3,583,198)	(82,628)	(8,333,552)
Balance on December 31, 2024	2,613,403	7,827,251	7,457,160	17,897,814
Adjustment for inflation	224,294	422,466	626,644	1,273,404
Provisions, net of (reversals and write-offs)	4,953,345	2,087,918	336,585	7,377,848
Payments	(3,429,390)	(3,418,776)	(1,670,547)	(8,518,713)
Balance on December 31, 2025	4,361,652	6,918,859	6,749,842	18,030,353

c)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which its Organization companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the consolidated financial statements and totaled, on December 31, 2025, R$ 1,456,696 thousand for labor claims, R$11,124,335 thousand (R$11,570,068 thousand on December 31, 2024) for civil claims and R$43,095,893 thousand (R$46,932,523 thousand on December 31, 2024) for tax proceedings.

The main tax proceedings with this classification are:

-	IRPJ and CSLL deficiency note – 2012 to 2015 – R$11,141,274 thousand (R$12,239,074 thousand on December 31, 2024): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	COFINS – 1999 to 2014 – R$10,475,878 thousand (R$9,906,689 thousand on December 31, 2024): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

-	IRPJ and CSLL – 2006 to 2020 – R$7,749,082 thousand (R$9,429,961 thousand on December 31, 2024), relating to goodwill amortization being disallowed on the acquisition of investments;

-	IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,502,232 thousand (R$3,216,302 thousand on December 31, 2024): relating to disallowance of expenses with credit losses;

-	PIS and COFINS notifications and disallowances of compensations – R$1,967,940 thousand (R$1,919,536 thousand on December 31, 2024): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

-	Interest on Own Capital (TJLP) – Base year 2019 and 2021 – R$933,359 thousand (R$196,906 thousand on December 31, 2024): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$835,865 thousand (R$1,280,106 thousand on December 31, 2024): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

-	PLR - Profit Sharing - Base years from 2009 to 2011 - R$202,467 thousand (R$192,607 thousand on December 31, 2024): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

23)	OTHER LIABILITIES

a)	Other liabilities

	R$ thousands
	On December 31, 2025	On December 31, 2024
Financial liabilities	117,391,205	101,086,011
Credit card transactions (1)	49,053,015	35,852,340
Foreign exchange transactions (2)	32,050,063	41,677,829
Loan assignment obligations	3,488,479	3,846,323
Capitalization bonds	10,266,997	9,707,588
Securities trading	19,285,262	6,852,160
Lease liabilities (Note 23b)	3,247,389	3,149,771

Other liabilities	59,109,914	55,381,892
Third party funds in transit (3)	6,130,263	9,417,841
Provision for payments	14,897,313	13,036,420
Sundry creditors	7,717,585	6,591,177
Social and statutory	9,111,650	8,628,253
Other taxes payable	2,272,401	1,827,943
Liabilities for acquisition of assets and rights	625,933	929,055
Taxes and contributions	1,030,874	853,978
Obligations for quotas of investment funds	3,799,034	2,868,334
Other (4)	13,524,861	11,228,891
Total	176,501,119	156,467,903
(1)	Refers to amounts payable to merchants;
(2)	Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations;
(3)	Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and
(4)	Includes credits for resources to be released and obligations for payment resources.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

b)	Lease liabilities

R$ thousands
Closing balance on December 31, 2023	3,619,393
Remeasurement and new contracts	443,933
Payments	(1,403,269)
Appropriation of financial charges	489,714
Balance on December 31, 2024	3,149,771
Remeasurement and new contracts	1,300,638
Payments	(1,538,211)
Appropriation of financial charges	335,191
Balance on December 31, 2025	3,247,389

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2025 is divided as follows: R$730,937 thousand up to one year (R$830,847 thousand up to 1 year as of December 31, 2024), R$1,730,439 thousand between 1 and 5 years (R$2,010,127 thousand between one to five years as of December 31, 2024) and R$495,566 thousand over 5 years (R$282,065 thousand for more than five years as of December 31, 2024).

24)	LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

The table below summarizes the total risk represented by loan commitments and financial guarantee contracts:

	R$ thousands
	On December 31, 2025	On December 31, 2024
Loan commitments (1)	358,376,828	341,763,232
Financial guarantees (2)	125,119,738	119,229,609
Letters of credit for imports	356,071	897,221
Total	483,852,637	461,890,062

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

25)	EQUITY

a)	Capital and shareholders’ rights

i.	Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2025	On December 31, 2024

Common	5,303,870,781	5,330,304,681
Preferred	5,288,141,247	5,311,865,547
Subtotal	10,592,012,028	10,642,170,228
Treasury (common shares) (1)	(7,500,000)	(23,843,100)
Treasury (preferred shares) (1)	(7,500,000)	(21,344,200)
Total outstanding shares	10,577,012,028	10,596,982,928
(1)	In January 2025, 4,970,900 Treasury shares were acquired. On February 7, 2025, the cancellation of 50,158,200 Treasury shares issued by the Company was approved (item d). In the first quarter of 2025, there was an acquisition of 15,000,000 shares to be held in Treasury.

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

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses but cannot be distributed in the form of dividends.

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

The distribution of income is calculated on adjusted net income, as presented in the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on March 20, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2025, in the amount of R$2,300,000 thousand, of which R$0.20792 per common share and R$0.2278223742 per preferred share, whose payment occurred on October 31, 2025.

At a meeting of the Board of Directors on June 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment occurred on January 30, 2026.

At a meeting of the Board of Directors held on September 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the second half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment will occur until April 30, 2026.

At a meeting of the Board of Directors on December 18, 2025, the Board of Directors approved the proposal for the additional interest on shareholders equity related to the second half of 2025, in the amount of R$3,900,000 thousand, of which R$0.351190748 per common share and R$0.386309823 per preferred share, whose payment will occur until July 31, 2026.

Interest on shareholders’ equity for the year ended December 31, 2025, is calculated as follows:

	R$ thousands	% (1)
Adjusted net income, as presented in the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil	24,549,089
(-) Legal reserve	1,061,695
Adjusted calculation basis	23,487,394
Monthly and intermediary interest on shareholders’ equity (gross), paid	2,299,273
Provisioned intermediary interest on shareholders’ equity (gross)	5,300,000
Intermediary interest on shareholders’ equity (gross) paid	3,000,000
Additional provisioned interest on equity (gross)	3,900,000
Withholding income tax on interest on shareholders' equity	(2,174,891)
Interest on shareholders' equity (net) accumulated on December 31, 2025	12,324,382	52.47
Interest on shareholders' equity (net) accumulated on December 31, 2024	9,590,795	52.90
(1)	Percentage of interest on shareholders’ equity/the adjusted calculation basis.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Interest on equity was paid or recognized in provisions, as follows:

Description	R$ thousands
	Per share (gross)		Gross amount provisioned/ paid	Withholding Income Tax (IRRF) (15%)	Net amount provisioned/ paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,307,588	(346,138)	1,961,450
Intermediary interest paid on shareholders’ equity	0.359141	0.395055	4,000,000	(600,000)	3,400,000
Intermediary interest provisioned on shareholders’ equity	0.179571	0.197528	2,000,000	(300,000)	1,700,000
Supplementary interest on shareholders’ equity provisioned	0.267251	0.293976	2,975,700	(446,355)	2,529,345
Total year ended on December 31, 2024	1.012961	1.114257	11,283,288	(1,692,493)	9,590,795

Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,299,273	(344,891)	1,954,382
Intermediary interest paid on shareholders’ equity (1)	0.477259	0.524985	5,300,000	(795,000)	4,505,000
Intermediary interest provisioned on shareholders’ equity (2)	0.270147	0.297161	3,000,000	(450,000)	2,550,000
Supplementary interest on shareholders’ equity provisioned	0.351191	0.386310	3,900,000	(585,000)	3,315,000
Total year ended on December 31, 2025	1.305595	1.436154	14,499,273	(2,174,891)	12,324,382
(1)	Paid on October 31, 2025 and January 30, 2026; and
(2)	To be paid by April 30, 2026.

d)	Treasury shares

On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On December 31, 2025, 7,500,000 commmon share and 7,500,000 preferred shares remained in treasury, amounting to R$168,625 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$10.73 and R$10.85 and per preferred share (PN) is R$11.53, R$11.75 and R$11.96 respectively.

26)	EARNINGS PER SHARE

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31
	2025	2024	2023
Net earnings attributable to the Organization's common shareholders (R$ thousand)	11,272,719	8,215,667	6,786,352
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	12,399,987	9,037,233	7,464,977
Weighted average number of common shares outstanding (thousands)	5,297,305	5,315,458	5,330,305
Weighted average number of preferred shares outstanding (thousands)	5,281,575	5,298,682	5,311,866
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.13	1.55	1.27
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.35	1.71	1.41

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

27)	NET INTEREST INCOME

	R$ thousands
	Year ended December 31
	2025	2024	2023
Interest and similar income
Loans and advances to financial institutions	36,244,964	27,775,382	28,323,764
Loans and advances to customers:
- Loans	119,109,898	101,676,019	102,035,197
- Leases	800,929	868,103	582,589
Financial assets:
- Measured at fair value through profit or loss	52,873,127	27,842,234	28,363,663
- Fair value through other comprehensive income	13,719,216	24,537,302	16,906,668
- At amortized cost	32,407,932	20,118,794	25,277,210
Compulsory deposits with the Central Bank	11,905,271	8,894,336	9,943,391
Other financial interest income	52,008	21,547	25,992
Total	267,113,345	211,733,717	211,458,474

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(521,525)	(1,115,457)	(1,943,998)
- Funding in the open market	(38,659,676)	(29,159,155)	(31,529,801)
- Borrowings and on-lending	(7,858,916)	(7,768,802)	(5,834,892)
Deposits from customers:
- Savings accounts	(9,041,498)	(7,977,114)	(9,017,597)
- Time deposits	(47,141,946)	(35,409,570)	(42,262,374)
Securities issued	(32,910,202)	(26,420,100)	(25,887,914)
Subordinated debt	(8,397,038)	(6,378,786)	(7,007,236)
Liabilities of insurance contracts	(48,480,520)	(29,398,557)	(32,173,621)
Technical capitalization provisions	(832,432)	(651,612)	(718,622)
Total	(193,843,753)	(144,279,153)	(156,376,055)

Net interest income	73,269,592	67,454,564	55,082,419

28)	FEE AND COMMISSION INCOME

	R$ thousands
	Year ended December 31
	2025	2024	2023
Fee and commission income
Credit card income	10,314,150	9,751,730	9,469,889
Current accounts	6,663,008	6,885,129	7,026,304
Collections	1,349,286	1,540,117	1,717,627
Loans	2,809,149	1,335,952	1,163,831
Asset management	1,538,038	1,394,247	1,485,465
Consortium management	3,135,339	2,673,025	2,289,698
Custody and brokerage services	1,490,464	1,429,362	1,234,554
Capital Markets / Financial Advisory Services	2,158,120	1,668,543	1,222,074
Payments	369,284	389,389	430,208
Other	1,246,808	1,268,993	917,113
Total	31,073,646	28,336,487	26,956,763

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

29)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands
	Year ended December 31
	2025	2024	2023
Investments in securities	729,533	(3,150,222)	8,862,367
Derivative financial instruments	2,435,983	900,386	2,033,429
Total	3,165,516	(2,249,836)	10,895,796

30)	NET GAINS/(LOSSES) ON FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities.

31)	NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consist mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32)	INSURANCE SERVICE RESULT

	R$ thousands
	Year ended December 31
	2025	2024	2023
Revenue from PAA contracts	53,576,235	49,545,938	44,618,387
Revenue from BBA contracts	7,450,972	7,781,746	6,331,612
Revenue from VFA contracts	84,058	13,244	302,828
Insurance and pension plans revenue	61,111,265	57,340,928	51,252,827
Claims incurred	(41,200,237)	(39,763,947)	(38,789,671)
Acquisition costs	(4,708,875)	(4,062,877)	(3,515,668)
Administrative expenses	(3,601,469)	(3,273,232)	(3,606,269)
Onerous contracts	(247,134)	(1,334,682)	(70,204)
Reinsurance result	(22,207)	36,070	(35,304)
Insurance contract expenses	(49,779,922)	(48,398,668)	(46,017,116)
Insurance services result from insurance and pension plans	11,331,343	8,942,260	5,235,711

33)	PERSONNEL EXPENSES

	R$ thousands
	Year ended December 31
	2025	2024	2023
Salaries	(12,834,443)	(11,094,886)	(10,319,187)
Benefits	(5,035,853)	(5,519,234)	(5,270,848)
Social security charges	(4,377,868)	(3,938,917)	(3,738,015)
Employee profit sharing	(2,074,010)	(1,585,405)	(1,384,381)
Training	(119,888)	(138,868)	(102,027)
Total	(24,442,062)	(22,277,310)	(20,814,458)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

34)	OTHER ADMINISTRATIVE EXPENSES

	R$ thousands
	Year ended December 31
	2025	2024	2023
Outsourced services	(4,645,744)	(5,063,242)	(4,621,396)
Communication	(651,461)	(667,275)	(859,605)
Data processing	(2,952,896)	(2,485,590)	(2,245,256)
Advertising and marketing	(1,287,243)	(1,178,882)	(1,094,300)
Asset maintenance	(1,216,104)	(1,394,827)	(1,361,129)
Financial system	(1,565,474)	(1,456,682)	(1,625,586)
Rental	(98,853)	(138,169)	(50,968)
Security and surveillance	(463,084)	(535,032)	(588,602)
Transport	(609,484)	(700,702)	(747,356)
Water, electricity and gas	(280,484)	(343,500)	(332,342)
Supplies	(113,387)	(140,124)	(122,965)
Travel	(178,934)	(142,942)	(108,158)
Other	(2,009,226)	(2,335,999)	(2,528,597)
Total	(16,072,374)	(16,582,966)	(16,286,260)

35)	DEPRECIATION AND AMORTIZATION

	R$ thousands
	Year ended December 31
	2025	2024	2023
Amortization expenses	(4,617,792)	(3,806,020)	(3,463,989)
Depreciation expenses	(2,445,475)	(2,565,076)	(2,561,255)
Total	(7,063,267)	(6,371,096)	(6,025,244)

36)	OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands
	Year ended December 31
	2025	2024	2023
Tax expenses	(8,089,531)	(6,874,960)	(7,343,849)
Legal provision	(8,655,168)	(5,953,971)	(6,351,410)
Income from sales of non-current assets, investments, and property and equipment, net	130,146	191,948	193,968
Card sales expenses	(4,466,598)	(4,240,502)	(3,544,693)
Other (1)	(1,615,571)	(1,215,611)	121,428
Total	(22,696,722)	(18,093,096)	(16,924,556)
(1)	Composed mainly of operating income and expenses whose balances are not individually relevant and have no specific classification.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

37)	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousands
	Year ended December 31
	2025	2024	2023
Income before income taxes	21,024,584	16,900,514	10,208,351
Total burden of income tax (25%) and social contribution (20%) at the current rates	(9,461,063)	(7,605,231)	(4,593,758)
Effect of additions and exclusions in the tax calculation:
Share of profit of associates and joint ventures	973,182	689,213	945,756
Non-taxable income net of non-deductible expenses (1)	3,046,366	1,026,745	1,152,929
Interest on shareholders' equity	6,524,673	5,077,509	5,089,859
Other amounts (2)	1,816,894	1,453,403	1,699,628
Income tax and social contribution for the period	2,900,052	641,639	4,294,414
(1)	Amounts related to enrollment in the Integral Transaction Program (PTI)
(2)	Primarily, includes: (i) effect of tax rates in foreign jurisdictions and subsidiaries with different applicable tax rates except banks, insurance companies and non-financial companies; and (ii) the incentivized deductions.

b)	Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands
	Year ended December 31
	2025	2024	2023
Current taxes:
Income tax and social contribution expense	(7,061,716)	(7,414,511)	(6,622,719)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	10,034,914	8,194,223	11,152,253
Use of opening balances of:
Social contribution loss	(454,315)	(168,131)	(148,548)
Income tax loss	(351,064)	(202,260)	(176,932)
Constitution:
Social contribution loss	209,295	69,624	34,413
Income tax loss	522,938	162,694	55,947
Total deferred tax benefit	9,961,768	8,056,150	10,917,133
Income tax benefit	2,900,052	641,639	4,294,414

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousands
	Balance on December 31, 2024	Amount recorded	Amount realized	Balance on December 31, 2025
Expected credit losses associated with credit risk	71,073,481	27,594,707	(16,948,286)	81,719,902
Civil provisions	3,427,730	463,454	(903,478)	2,987,706
Tax provisions	3,428,498	538,174	(1,252,195)	2,714,477
Labor provisions	1,165,970	961,001	(183,121)	1,943,850
Non-current assets held for sale and discontinued operations	699,334	214,299	(273,408)	640,225
Adjustment to fair value of financial assets measured at fair value through profit or loss and derivatives	15,813	21,773	(3,481)	34,105
Other	6,276,457	4,634,250	(4,502,865)	6,407,842
Total deductible taxes on temporary differences	86,087,283	34,427,658	(24,066,834)	96,448,107
Income tax and social contribution losses in Brazil and overseas	18,755,350	732,233	(805,379)	18,682,204
Subtotal	104,842,633	35,159,891	(24,872,213)	115,130,311
Adjustment to fair value of securities measured at fair value through other comprehensive income	2,356,352	225,640	(989,610)	1,592,382
Total deferred tax assets (1)	107,198,985	35,385,531	(25,861,823)	116,722,693
Deferred tax liabilities (1)	7,055,108	1,100,043	(774,133)	7,381,018
Net deferred taxes (1)	100,143,877	34,285,488	(25,087,690)	109,341,675

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on December 31, 2024
Expected credit losses associated with credit risk	59,099,785	16,581,669	(8,155,178)	67,526,276
Civil provisions	3,778,419	355,631	(706,320)	3,427,730
Tax provisions	3,241,356	290,403	(103,261)	3,428,498
Labor provisions	2,068,011	278,344	(1,180,385)	1,165,970
Impairment of securities and investments	3,249,695	1,586,509	(1,288,999)	3,547,205
Non-current assets held for sale and discontinued operations	735,678	193,066	(229,410)	699,334
Adjustment to fair value of securities	270,017	3,592	(257,796)	15,813
Other	5,760,081	3,305,650	(2,789,274)	6,276,457
Total deductible taxes on temporary differences	78,203,042	22,594,864	(14,710,623)	86,087,283
Income tax and social contribution losses in Brazil and overseas	18,893,423	232,318	(370,391)	18,755,350
Subtotal	97,096,465	22,827,182	(15,081,014)	104,842,633
Adjustment to fair value of financial assets measured at fair value through profit or loss and derivatives	1,180,023	4,810,633	(3,634,304)	2,356,352
Total deferred tax assets (1)	98,276,488	27,637,815	(18,715,318)	107,198,985
Deferred tax liabilities (1)	7,365,091	663,702	(973,685)	7,055,108
Net deferred taxes (1)	90,911,397	26,974,113	(17,741,633)	100,143,877
(1)	Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$(5,485,087) thousand in 2025 (R$(5,548,220) thousand in 2024).

d)	Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On December 31, 2025 - R$ thousands
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2026	9,621,727	7,519,719	151,279	43,152	17,335,877
2027	8,627,534	6,826,894	165,918	60,867	15,681,213
2028	7,286,429	5,768,848	281,828	156,461	13,493,566
2029	6,583,736	5,216,181	603,812	407,804	12,811,533
2030	5,720,605	4,414,712	935,804	679,480	11,750,601
2031	3,730,116	2,949,911	1,539,679	1,150,859	9,370,565
2032	3,281,096	2,587,352	1,772,660	1,396,868	9,037,976
2033	3,066,360	2,422,614	2,149,245	1,709,662	9,347,881
2034	3,156,306	2,443,013	2,302,591	1,834,036	9,735,946
2035	2,925,831	2,299,123	419,912	920,287	6,565,153
Total	53,999,740	42,448,367	10,322,728	8,359,476	115,130,311

The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for deductibility of credit losses, established by Laws No. 14,467/22 and No. 15,078/24.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	Deferred tax liabilities

	R$ thousands
	Balance on December 31, 2024	Amount recorded	Amount realized	Balance on December 31, 2025
Fair value adjustment to securities and derivative financial instruments	443,139	258,277	(227,301)	474,115
Difference in depreciation	726,203	329,534	-	1,055,737
Monetary adjustment of judicial deposits	2,008,528	331,827	(118,186)	2,222,169
Other	3,877,238	180,405	(428,646)	3,628,997
Total deferred tax liabilities	7,055,108	1,100,043	(774,133)	7,381,018

	R$ thousands
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on December 31, 2024
Fair value adjustment to securities and derivative financial instruments	1,150,588	60,628	(768,077)	443,139
Difference in depreciation	616,829	190,634	(81,260)	726,203
Monetary adjustment of judicial deposits	1,787,400	251,639	(30,511)	2,008,528
Other	3,810,274	160,801	(93,837)	3,877,238
Total deferred tax liabilities	7,365,091	663,702	(973,685)	7,055,108

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousands
	On December 31, 2025			On December 31, 2024
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments measured at fair value through other comprehensive income	674,736	(293,740)	380,996	(10,616,772)	4,351,914	(6,264,858)
Exchange differences on translations of foreign operations	(313,985)	141,293	(172,692)	759,955	(341,980)	417,975
Insurance contracts	1,498,415	(597,259)	901,156	4,271,216	(1,922,047)	2,349,169
Other	(99,585)	44,813	(54,772)	158,720	(71,424)	87,296
Total	1,759,581	(704,893)	1,054,688	(5,426,881)	2,016,463	(3,410,418)

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

38)	OPERATING SEGMENTS

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

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York (USA), one branch in Grand Cayman (UK), and one branch in London (England), mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg, LUX), Bradesco Securities, Inc. (New York, USA), Bradesco Securities UK Limited (London, UK), Cidade Capital Markets Ltd. (Grand Cayman, UK), Bradesco Securities Hong Kong Limited (Hong Kong, CHN), Bradesco Trade Services Limited (Hong Kong, CHN), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico City, MEX) and Bradesco Bank (Florida, USA).

No revenue from transactions with a single customers or counterparty represented 10% or more of the Company’s revenue for the year ended in 2025 and 2024.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	As of and for the year ended December 31, 2025 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation (4)	235,516,116	8,506,979	355,635	(286,293)	244,092,437	(5,190,067)	(5,505,872)	36,786,608	270,183,106
Expenses from financial intermediation	(154,883,751)	(18,430)	-	428,749	(154,473,432)	1,530,732	8,416,250	(49,317,303)	(193,843,753)
Financial margin	80,632,365	8,488,549	355,635	142,456	89,619,005	(3,659,335)	2,910,378	(12,530,695)	76,339,353
Expected credit losses associated with credit risk	(36,370,035)	-	-	-	(36,370,035)	1,069,096	-	5,692,979	(29,607,960)
Gross income from financial intermediation	44,262,330	8,488,549	355,635	142,456	53,248,970	(2,590,239)	2,910,378	(6,837,716)	46,731,393
Other income from insurance, pension plans and capitalization bonds	-	13,887,736	-	33,747	13,921,483	-	-	(1,709,037)	12,212,446
Fee and commission income and income from banking fees	39,563,634	2,061,017	142,372	(133,187)	41,633,836	(8,008,985)	(2,469,449)	(81,756)	31,073,646
Personnel /Administrative Expenses (5)	(46,173,552)	(5,138,904)	(133,738)	274,376	(51,171,818)	2,410,916	(403,143)	1,586,342	(47,577,703)
Tax expenses	(7,520,187)	(1,484,930)	(22,812)	-	(9,027,929)	899,826	-	38,572	(8,089,531)
Share of profit (loss) of associates and jointly controlled entities	(225,416)	610,771	-	-	385,355	1,776,372	-	900	2,162,627
IR/CSI and Other income/expenses	(15,496,030)	(8,354,473)	(272,913)	(317,392)	(24,440,808)	5,512,110	(37,786)	6,378,242	(12,588,242)
Net Income for the year ended on December 31, 2025	14,410,779	10,069,766	68,544	-	24,549,089	-	-	(624,453)	23,924,636
Total assets	2,036,011,553	507,789,849	3,278,326	(164,478,058)	2,382,601,670	(29,930,004)	(45,943,903)	23,599,453	2,330,327,216
Investments in associates and joint ventures	86,292,770	5,612,184	318,322	(86,267,687)	5,955,589	7,392,844	-	(64,993)	13,283,440
Total liabilities	1,820,238,662	463,807,578	191,759	(78,210,371)	2,206,027,628	(29,930,004)	(45,943,903)	21,224,865	2,151,378,586
(1)	Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to the differences of the accounting standards used in the management reports and in the consolidated financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected credit losses for financial assets, business combinations and insurance contracts;
(4)	Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities measured at fair value through profit or loss”, “Net gains / (losses) on financial assets measured at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and
(5)	Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	As of and for the year ended December 31, 2024 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation (4)	169,745,125	37,327,260	318,644	(408,624)	206,982,405	(1,550,303)	(2,959,039)	10,746,673	213,219,736
Expenses from financial intermediation	(98,810,413)	(30,050,169)	-	412,038	(128,448,544)	607,296	5,490,039	(21,927,944)	(144,279,153)
Financial margin	70,934,712	7,277,091	318,644	3,414	78,533,861	(943,007)	2,531,000	(11,181,271)	68,940,583
Expected credit losses associated with credit risk	(33,123,621)	-	-	-	(33,123,621)	-	-	5,597,688	(27,525,933)
Gross income from financial intermediation	37,811,091	7,277,091	318,644	3,414	45,410,240	(943,007)	2,531,000	(5,583,583)	41,414,650
Other income from insurance, pension plans and capitalization bonds	-	11,520,350	-	27,238	11,547,588	-	-	(1,788,424)	9,759,164
Fee and commission income and income from banking fees	36,213,830	1,923,437	81,549	(68,529)	38,150,287	(6,170,251)	(2,325,142)	(1,318,407)	28,336,487
Personnel /Administrative Expenses (5)	(44,525,627)	(4,571,572)	(71,301)	393,183	(48,775,317)	2,228,548	(276,322)	1,591,719	(45,231,372)
Tax expenses	(6,313,204)	(1,391,406)	(18,380)	-	(7,722,990)	848,030	-	-	(6,874,960)
Share of profit (loss) of associates and jointly controlled entities	121,511	243,403	843	-	365,757	1,164,800	-	1,028	1,531,585
IR/CSI and Other income/expenses	(13,425,161)	(5,945,008)	(164,642)	(355,306)	(19,890,117)	2,871,880	70,464	5,554,372	(11,393,401)
Net Income for the year ended on December 31, 2024	9,882,440	9,056,295	146,713	-	19,085,448	-	-	(1,543,295)	17,542,153
Total assets	1,811,529,557	451,777,909	2,712,775	(138,098,385)	2,127,921,856	(14,081,367)	(60,714,873)	16,358,746	2,069,484,362
Investments in associates and joint ventures	79,828,981	4,727,047	1,413	(79,218,884)	5,338,557	5,756,348	-	(65,893)	11,029,012
Total liabilities	1,607,412,734	416,694,321	33,384	(58,879,501)	1,965,260,938	(14,081,367)	(60,714,873)	10,077,172	1,900,541,870
(1)	Refers to: adjustments for excluding the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to differences in accounting standards used in management reports and in the consolidated financial statements of the Company that were prepared in IFRS. The main adjustments refer to the expected credit losses of financial assets, business combinations and insurance contracts;
(4)	Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities measured at fair value through profit or loss”, “Net gains / (losses) on financial assets measured at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and
(5)	Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	As of and for the year ended December 31, 2023 - R$ thousands
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation (4)	164,122,043	39,941,507	481,208	(670,653)	203,874,105	(2,864,178)	(4,249,260)	27,697,126	224,457,793
Expenses from financial intermediation	(97,495,630)	(32,892,243)	(18)	685,410	(129,702,481)	552,467	6,914,030	(34,140,071)	(156,376,055)
Financial margin	66,626,413	7,049,264	481,190	14,757	74,171,624	(2,311,711)	2,664,770	(6,442,945)	68,081,738
Expected credit loss associated with credit risk	(37,110,675)	-	-	-	(37,110,675)	-	-	4,993,651	(32,117,024)
Gross income from financial intermediation	29,515,738	7,049,264	481,190	14,757	37,060,949	(2,311,711)	2,664,770	(1,449,294)	35,964,714
Other income from insurance, pension plans and capitalization bonds	-	9,800,620	-	32,469	9,833,089	-	-	(3,788,649)	6,044,440
Fee and commission income and income from banking fees	34,269,254	1,164,685	4,899	(33,100)	35,405,738	(5,340,755)	(1,879,319)	(1,228,901)	26,956,763
Personnel expenses/Other administrative expenses (5)	(42,122,774)	(4,717,591)	(46,488)	423,907	(46,462,946)	1,905,911	(618,004)	2,049,077	(43,125,962)
Tax expenses	(6,582,213)	(1,436,686)	(22,734)	-	(8,041,633)	697,784	-	-	(7,343,849)
Share of profit (loss) of associates and jointly controlled entities	151,414	421,723	-	-	573,137	1,527,554	-	990	2,101,681
IR/CSI and Other income/expenses	(9,198,676)	(3,468,750)	(141,073)	(438,033)	(13,246,532)	3,521,217	(167,447)	3,797,740	(6,095,022)
Net Income for the year ended on December 31, 2023	6,032,743	8,813,265	275,794	-	15,121,802	-	-	(619,037)	14,502,765
Total assets	1,661,529,233	409,370,722	3,277,809	(110,126,067)	1,964,051,697	(10,074,444)	(38,502,618)	12,048,614	1,927,523,249
Investments in associates and joint ventures	73,163,988	3,028,413	1,105	(72,298,485)	3,895,021	5,792,357	-	(70,538)	9,616,840
Total liabilities	1,468,271,968	370,561,631	68,561	(37,827,582)	1,801,074,578	(10,074,444)	(38,502,618)	8,011,609	1,760,509,125
(1)	Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2)	Consolidation adjustments originating from the “non-consolidation” of exclusive funds;
(3)	Adjustments due to differences in accounting standards used in management reports and in the Organization's consolidated financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate, business combination and insurance contracts;
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

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the IFRS Accounting Standards as issued by the IASB. The main adjustments to equity and statements of income respectively are: (i) expected credit losses of financial assets – R$636 million (2024 – R$(1,823 million) – R$(498) million (2024 – R$(1,974) million); (ii) others – R$(1,080) million (2024 – R$3,103 million) – R$0 (2024 – R$8 million); (iii) insurance contracts – R$1,663 million (2024 – R$1,835 million) – R$(528) million (2024 – R$(19) million); and (iv) business combination - R$4,956 million (2024 – R$4,807 million) – R$149 million (2024 – R$153 million).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

39)	TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31, 2025	On December 31, 2024	On December 31, 2025	On December 31, 2024	On December 31, 2025	On December 31, 2024	On December 31, 2025	On December 31, 2024
Assets
Securities and derivative financial instruments	-	-	15,086	569,106	-	-	15,086	569,106
Loans and other assets	11	9	4,515,700	2,850,123	185,425	168,778	4,701,136	3,018,910
Liabilities
Customer and financial institution resources	5,434,015	3,984,694	1,171,315	1,135,148	400,505	457,928	7,005,835	5,577,770
Securities and subordinated debt securities issued	28,982,300	22,980,518	-	-	912,486	711,521	29,894,786	23,692,039
Other liabilities (4)	3,171,676	2,873,187	13,786,032	13,384,216	1,991	1,527	16,959,699	16,258,930

	Year ended on December 31 - R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Revenue and expenses
Net interest income	(4,477,481)	(2,955,759)	(202,736)	116,185	(202,548)	(134,856)	(4,882,765)	(2,974,430)
Income from services provided	132	120	434,790	165,045	345	85	435,267	165,250
Other expenses net of other operating revenues	193,150	108,791	(2,689,489)	(2,599,747)	(59,636)	(18,356)	(2,555,975)	(2,509,312)
(1)	Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2)	Companies listed in Note 13;
(3)	Members of the Board of Directors and the Board of Executive Officers; and
(4)	Includes interest on equity.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

a)	Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•	The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management Supplementary Pension Plans, within the Employee and Management pension plan of the Bradesco Company (Bradesco S.A. and other companies in the conglomerate).

For 2025, the maximum amount of R$1,185,662 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$53,824 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions.

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

	R$ thousands
	Year ended December 31
	2025	2024	2023
Short, medium and long-term remuneration	1,166,743	611,936	647,189
Post-employment - Pension Plans	51,586	547,789	613,100
Total	1,218,329	1,159,725	1,260,289

b)	Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On December 31, 2025	On December 31, 2024
Common shares	0.32%	0.32%
Preferred shares	1.05%	0.93%
Total shares (1)	0.69%	0.63%
(1)	On December 31, 2025, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.10% of common shares, 1.09% of preferred shares and 1.59% of all shares (on December 31, 2024 – 1.62% of common shares, 0.96% of preferred shares and 1.29% of all shares).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

40)	RISK MANAGEMENT

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

Scope of Risk Management

The Organization established procedures are based on market practices and ongoing acculturation, to keep risks at acceptable levels.

This management allows for the achievement of strategic objectives, business sustainability, timeliness and effectiveness in resource allocation decisions, in addition to preparing the Organization to face sudden changes in the economic, regulatory or technological scenario.

The scope of the Organization's risk management allows the risks of the Economic-Financial Consolidation[1] to be managed by the Corporate Risk Management Process. The main risks monitored by the Organization are: solvency, liquidity, credit, market, social and environmental, climate, model, operational, strategy, contagion, cybersecurity, compliance and reputational.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument to reinforce the risk culture of the Company.

The Risk Appetite Statement is reviewed on annual basis, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

Appetite monitoring is carried out by monitoring the established indicators, through effective control processes, in which managers are informed about risk exposures and the respective use of current limits. Reporting is carried out through an alert system, which facilitates communication and highlights any exceptions that require adjustment measures, permeating all areas of the Organization, supporting Senior Management in assessing whether the results are consistent with the risk appetite.

[1] Includes the regulatory scope of the Prudential Conglomerate and other Consolidated companies.

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

Risk and Capital Management Structures

The risk and capital management structure are made up of several committees, commissions and areas that support the Board of Directors, the Executive Officer, the Risk Officer and the Board of Executive Officers of the Company in strategic decision making.

Among the governance forums related to the topic, the following stand out:

▪	The Board of Directors approves and reviews risk management strategies, policies and risk and capital management frameworks, including the appetite and exposure limits by type of risk, as well as the stress testing program, its results and the scenarios and assumptions applied;
▪	Risk Committee is responsible for assess the structure of the Company’s risk management and occasionally propose improvements and challenge the Organization’s risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital;
▪	The Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance with the Organization's Codes of Ethical Conduct, corporate and sectoral, and the rules of conduct related to integrity, anti-corruption and competition issues, in order to ensure their efficiency and effectiveness;
▪	The Audit Committee reviews the integrity of the consolidated financial statements and recommends to the Executive Board correction or improvement of policies, practices and procedures identified within the scope of its attributions;
▪	Integrated Risk Management and Capital Allocation Committee – COGIRAC, which aims to advise the CEO in the performance of his duties related to the management and control of all risks and the Organization’s capital.

Risk Management Corporate Process

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

Given the complexity of the products and services offered and the nature of the Organization’s activities, it is necessary to establish a robust risk management structure. In this context, operations are conducted through the Three Lines Model, ensuring that everyone contributes to providing reasonable assurance that the specified objectives will be achieved:

▪	First line, represented by businesses and support areas, responsible for identifying, responding to, reporting and managing inherent risks as part of daily activities, keep risks within acceptable levels;
▪	Second line, represented by monitoring areas, responsible for establishing risk management policies and compliance procedures for development and/or monitoring of first line, as well as independent model validation;

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

▪	Third line, represented by Global Internal Audit Department, which is responsible for independently assessing the effectiveness of risk management and internal controls, including how the first and second lines achieve their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management.

Stress Test Program

The risk management structure has a stress testing program characterized by a set of processes and routines, which include methodologies, documentation and governance, whose main objective is to identify potential vulnerabilities of the institution.

The stress testing program, prospective assessment exercises are carried out on the potential impacts of specific events and circumstances in capital, liquidity, or the value of a particular portfolio of the Organization and are used as a tool for risk management.

Stress tests are forward-looking assessment exercises of the potential impacts of specific events and circumstances on the Organization’s capital, liquidity, or the value of a particular portfolio, and are used as a tool for risk management.

The results of the stress tests serve as inputs for assessing the institution’s capital and liquidity levels, for the preparation of the respective contingency plans, for evaluating capital adequacy, and for the recovery plan.

In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed.

40.1.	Capital Management

The Organization manages capital covering the control and business areas, according to the guidelines of the Executive Board and the Board of Directors. Its governance structure is composed of Commissions and Committees, with the Board of Directors as the highest body.

The Organization has a structure dedicated to complying with the determinations of the Central Bank of Brazil related to capital management. In addition, it provides Senior Management with analyses and projections on the availability and need for capital, identifying threats and opportunities that contribute to planning the sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company’s strategic goals to support the risks inherent to its activities.

The Organization adopts a three-year forward-looking approach when preparing its capital plan, anticipating needs and establishing contingency procedures and actions for adverse scenarios. This considers possible changes in the regulatory, economic and business conditions in which it operates.

To manage sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the Organization performs a periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The management buffer is in line with the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Organization’s capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands
	Basel III
	On December 31, 2025	On December 31, 2024
	Prudential Conglomerate
Regulatory capital - values
Common equity	124,320,006	106,012,668
Level I	145,844,118	124,632,919
Reference Equity - RE	174,968,754	149,109,173
Risk-weighted assets (RWA) - amounts
Total RWA	1,108,961,848	1,008,667,813
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	11.2%	10.5%
Tier I Capital	13.2%	12.4%
Basel Ratio	15.8%	14.8%
Additional Common Equity (ACP) as a proportion of RWA
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.21%	2.51%
Leverage Ratio (AR)
Total exposure	2,141,573,090	1,860,789,433
AR	6.8%	6.7%
Short Term Liquidity Indicator (LCR)
Total High Quality Liquid Assets (HQLA)	253,255,892	184,606,844
Total net cash outflow	160,033,728	130,795,356
LCR	158.3%	141.1%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	1,136,032,540	991,711,546
Stable resources required (RSF)	925,369,687	818,326,687
NSFR	122.8%	121.2%
(1)	Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

In Management's view, the credit risk management structure performs a fundamental role in the Organization's second line, actively participating in the process of improving customer risk classification models, periodically monitoring major risks by main default events, level of provisioning in view of expected and unexpected losses.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

In Management's view, the attributions of the credit risk management structure faithfully follow the compliance precepts defined by the Organization. Integration with other lines occurs continuously and frequently, enabling assertiveness in the identification, measurement and control of credit risk.

Credit Concession

The Company’s strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Area, lending procedures are based on the Company’s credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic Organizations, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Area.

In its turn, the Executive Credit Committees was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Area. Depending on the financial amount, the proposed operations/limits of this Committee may be submitted to the Board of Directors for deliberation.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

Credit Risk Rating

The Organization has governance, practices and follow-up process. Among these practices, the Governance of Concessions and Credit Recovery Levels, which, depending on the size of the operation or the total exposure of the counterparty, require approval at the CEO or Board of Directors level. In addition, frequent portfolio monitoring is evaluated, with assessments of its evolution, defaults, provisions, vintage studies, capital, among others.

In addition to the process and governance levels of approval for credit and recovery operations, the risk appetite defined by the Organization is followed by concentration limits of operations for Economic Organization, Economic Activity Sector and Transfer (concentration by countries). Besides concentration indicators, Indicators of the quality of new credits, delinquency levels, problematic assets, economic capital margin, and provision expense for expected losses were also established within the risk appetite framework.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by National Monetary Council (CMN) Resolution 4,945/21 and includes analysis of social and environmental risks in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria, which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted is distributed into homogeneous risk Organizations according to the criteria established by CMN Resolution No. 4,966/21 for the purpose of constituting provisions for expected losses associated with credit risk. In a simplified way, the operations risk ratings are determined according to the credit quality of the economic Organizations/customers defined by the Customer risk Rating, contract guarantees, credit product characteristics, late due behavior, notes/restrictions and the contracted credit face value, among other characteristics of the operation.

The customer risk ratings for economic Organizations are based on parameterized statistical procedures, using quantitative and qualitative information and judgments. Classifications are made by economic Organization and periodically monitored to preserve loan portfolio quality.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

With respect to individuals, customer risk ratings are generally defined based also on statistical procedures and analysis of variables that discriminate risk behavior. This is made by applying statistical models for credit assessment.

The customer risk rating is used, in sets with several decision variables, for concession and/or renewal analysis of operations and credit limits, as well as for monitoring the customers' risk profile deterioration.

Control and Monitoring

The credit risk is controlled and monitored by and independent area which calculates the risk of open positions, consolidates the results, and performs the reporting as determined by the existing Governance process.

This area holds monthly meetings with all product and segment executives and officers, with a view to informing them about the evolution of the loan portfolio, delinquency, problematic assets, restructurings, adequacy of provisions for expected credit losses, loan recoveries, losses, portfolio limits and concentrations, regulatory and economic capital allocation, among others.

It also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as mergers, bankruptcies, and crop failures, in addition to monitoring industries in which the company is exposed to significant risks.

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

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (exposure, delinquency, stage, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

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

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below:

Retail Portfolios:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
•	Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
•	Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
•	Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

Wholesale Portfolios:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets that have their relevant obligations overdue for more than 90 days or that have presented bankruptcy events, judicial recovery, debt restructuring or the need to execute guarantees;
•	Re-categorization from stage 3 to stage 2: Financial assets that did not meet stage 3 criteria and internal ratings migrated to medium risk;
•	Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
•	Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands
	On December 31, 2025		On December 31, 2024
	Gross value	Expected credit losses	Gross value	Expected credit losses
Financial assets
Cash and balances with banks (Note 5)	137,031,197	-	146,614,670	-
Financial assets measured at fair value through profit or loss (Note 6)	551,306,606	(3,516,837)	371,883,348	-
Financial assets measured at fair value through other comprehensive income (Note 8) (1)	138,998,105	(22,357)	156,292,584	(14,306)
Loans and advances to financial institutions (Note 10)	235,485,067	(13)	196,421,127	(187,829)
Loans and advances to customers (Note 11)	791,468,154	(47,011,092)	720,239,586	(47,857,481)
Securities at amortized cost (Note 9)	263,111,062	(3,564,491)	273,148,967	(6,157,000)
Other assets (Note 16)	73,426,822	-	81,195,242	-
Commitments to extend credit - off balance (Note 11 and 24)	358,376,828	(1,815,386)	342,660,453	(2,447,791)
Financial guarantees - off balance (Note 11 and 24)	125,119,738	(1,266,804)	119,229,609	(1,257,645)
Total risk exposure	2,674,323,579	(57,196,980)	2,407,685,586	(57,922,052)
(1)	Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands
	On December 31, 2025	On December 31, 2024
Largest borrower	0.5%	0.7%
10 largest borrowers	3.5%	4.4%
20 largest borrowers	5.4%	7.0%
50 largest borrowers	8.7%	10.9%
100 largest borrowers	11.5%	14.0%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands
	On December 31, 2025%		On December 31, 2024%
Public sector	9,695,176	1.2	6,853,540	1.0
Private sector	781,772,978	98.8	713,386,046	99.0
Total	791,468,154	100.0	720,239,586	100.0
Companies	350,445,791	44.3	316,936,343	44.0
Real estate and construction activities	25,188,642	3.2	23,610,490	3.3
Retail	41,304,495	5.2	37,709,778	5.2
Services	115,073,789	14.5	79,995,896	11.1
Transportation and concession	28,635,592	3.6	28,680,534	4.0
Automotive	7,228,928	0.9	7,553,422	1.0
Food products	15,258,682	1.9	13,677,857	1.9
Wholesale	20,564,676	2.6	20,378,978	2.8
Production and distribution of electricity	10,541,406	1.3	8,633,777	1.2
Oil, derivatives and aggregate activities	5,568,769	0.7	6,918,329	1.0
Other industries	81,080,812	10.2	89,777,282	12.5
Individuals	441,022,363	55.7	403,303,243	56.0

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivative instruments, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivative instruments are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands
	On December 31, 2025		On December 31, 2024
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	350,445,791	248,842,209	316,936,343	177,693,556
Stage 1	315,701,697	225,184,657	284,237,991	167,357,458
Stage 2	11,609,479	8,416,815	6,946,383	5,014,721
Stage 3	23,134,615	15,240,737	25,751,969	5,321,377

Individuals	441,022,363	417,170,096	403,303,243	278,052,177
Stage 1	381,759,894	380,871,896	347,118,719	248,932,254
Stage 2	25,431,262	21,377,870	21,911,700	18,284,746
Stage 3	33,831,207	14,920,330	34,272,824	10,835,177
Total	791,468,154	666,012,305	720,239,586	455,745,733
(1)	Of the total balance of loan operations, R$324,425,508 thousand (December 31, 2024 – R$438,532,231 thousand) refers to operations without guarantees.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Organization, as well as complying with the provisions of Resolution No. 4,557 of the National Monetary Council, the Board of Directors approved the Market Policy, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Organization has specific rules to regulate the market risk management process, as follows:

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

Determination of Limits

Proposed market-risk limits of Trading Portfolio are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. The use of different methodologies for measuring and evaluating risks is important, as they are always complementary and their combined use allows the capture of different scenarios and situations.

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

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company’s income, respectively, according to scenarios prepared prepared by specialist areas and evaluated by the Organization’s Technical Stress Testing Committee - COTES. These scenarios determine the positive and negative movements of interest rate curves that may affect Company’s investments and capital-raising.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Financial Instrument Pricing

The Mark-to-Market Commission (CMM) is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. The CMM is made up of representatives from the business, back-office and risk areas, with the risk area being responsible for coordinating the Commission and submitting the matters assessed for approval in accordance with the established governance, as appropriate.

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

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, in this meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

In the event of a breach of any of these limits, the business unit’s executive management responsible for the position and the COGIRAC are promptly informed of the limit consumption for decision-making purposes. If an increase in the limit and/or an adjustment or maintenance of the positions is required, the Board of Directors is convened to deliberate on the new limit or the revision of the position strategy.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Internal Communication

The market risk area provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

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

The hedge transactions executed by Organization’s Treasury area must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

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

Standardized and “Continuous Use” Derivatives

Company’s Treasury area may use standardized (traded on an exchange) and “continuous use” (traded over the counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands
	On December 31, 2025		On December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Fixed rates	76,704,911	38,242,679	124,477,896	10,549,194
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	12,020,758	10,982,367	2,438,885	2,010,863
Exchange coupon	341,370	-	668,191	-
Foreign Currency	9,035,717	8,638,662	14,134,242	13,689,527
Equities	24,558,158	24,644,617	10,344,471	9,979,524
Sovereign/Eurobonds and Treasuries	22,300,246	20,512,300	21,988,976	19,627,310
Other	10,799,051	128,243	2,839,750	235,287
Total	155,760,211	103,148,868	176,892,411	56,091,705

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$14,814 thousand as of December 31, 2025, with the options risk factor classified in the IGP-M/IPCA rates Organization as the largest share of the Portfolio’s risk.

Risk factors	R$ thousands
	On December 31, 2025	On December 31, 2024
Fixed rates	8,265	1,395
IGPM/IPCA	6,902	5,403
Exchange coupon	67	181
Foreign Currency	4,031	4,580
Sovereign/Eurobonds and Treasuries	7,055	4,112
Equities	1,940	2,829
Other	1,378	7,155
Correlation/diversification effect	(14,825)	(9,480)
VaR at the end of the year	14,813	16,175

Average VaR in the year	26,386	14,916
Minimum VaR in the year	9,836	4,982
Maximum VaR in the year	61,733	45,150

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousands
	On December 31, 2025		On December 31, 2024
	VaR	Stressed	VaR	Stressed
Interest rate	45,660	56,835	20,444	23,846
Exchange rate	16,876	31,998	24,497	21,405
Commodity price (Commodities)	13,284	76,852	995	2,247
Equities	7,697	18,547	23,212	30,064
Correlation/diversification effect	(36,598)	(79,430)	(19,896)	(28,643)
VaR at the end of the year	46,919	104,802	49,252	48,919

Average VaR in the year	76,840	95,545	67,082	98,963
Minimum VaR in the year	33,671	26,010	32,264	33,126
Maximum VaR in the year	195,304	243,961	124,674	272,495

Note: Ten-day horizon VaR net of tax effects.

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

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical statement of income, obtained from the same positions used in the VaR calculation, and with the effective statement of income, also considering the intraday operations for which VaR was estimated.

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

The daily actual and hypothetical results for the last 250 business days did not exceed the respective VaR at the 99% confidence level at any time during the year ended December 31, 2025. Likewise, in September 2025, the daily actual and hypothetical results for the last 250 business days also did not exceed the corresponding VaR for the same confidence level.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as “Bad luck or the markets moved in a way not predicted by the model”, that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on statement of income in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands
	On December 31, 2025	On December 31, 2024
At the end of the year	191,803	124,714
Average in the year	143,694	238,134
Minimum in the year	51,893	98,257
Maximum in the year	354,628	473,851

Note: Values net of tax effects.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions as shown in the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate, being 1.0% variation on prices;

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousands
		Trading Portfolio (1)
		On December 31, 2025			On December 31, 2024
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(318)	(102,871)	(195,792)	(69)	(24,757)	(50,192)
Price indexes	Exposure subject to variations in price index coupon rates	(294)	(54,032)	(102,722)	(110)	(9,118)	(16,071)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(347)	(688)	(5)	(670)	(1,330)
Foreign currency	Exposure subject to exchange rate variations	(2,184)	(54,595)	(109,190)	(2,401)	(60,037)	(120,073)
Equities	Exposure subject to variation in stock prices	476	11,888	23,776	(1,971)	(49,268)	(98,536)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	83	6,687	13,058	(26)	(6,451)	(13,634)
Other	Exposure not classified in other definitions	(13)	(320)	(640)	(61)	(1,515)	(3,029)
Total excluding correlation of risk factors		(2,252)	(193,590)	(372,198)	(4,643)	(151,816)	(302,865)
(1)	Values net of taxes; and
(2)	As a reference for the shocks applied to the 1-year vertex, the values were approximately 335 bps and 651 bps (scenarios 2 and 3 respectively) on December 31, 2025 (on December 31, 2024 - the values were approximately 372 bps and 722 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands
		Trading and Banking Portfolios (1)
		On December 31, 2025			On December 31, 2024
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(10,533)	(3,584,634)	(7,069,069)	(10,217)	(4,085,285)	(7,975,990)
Price indexes	Exposure subject to variations in price index coupon rates	(17,802)	(2,747,631)	(4,869,645)	(12,890)	(2,209,541)	(3,908,207)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,899)	(231,410)	(447,013)	(1,834)	(262,983)	(507,774)
Foreign currency	Exposure subject to exchange rate variations	(4,244)	(106,104)	(212,207)	(5,335)	(133,384)	(266,768)
Equities	Exposure subject to variation in stock prices	(35,194)	(879,844)	(1,759,689)	(32,045)	(801,129)	(1,602,258)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	2,442	239,377	465,818	2,296	272,371	525,099
Other	Exposure not classified in other definitions	935	23,368	46,735	(45)	(1,115)	(2,230)
Total excluding correlation of risk factors		(66,295)	(7,286,878)	(13,845,070)	(60,070)	(7,221,066)	(13,738,128)
(1)	Values net of taxes; and
(2)	As a reference for the shocks applied to the 1-year vertex, the values were approximately 335 bps and 653, bps (scenarios 2 and 3 respectively) on December 31, 2025 (on December 31, 2024 - the values were approximately 372 bps and 726 bps in scenarios 2 and 3 respectively).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Market Risk - Insurance

In Item 40.6 – Insurance/Underwriting Risk in consolidated financial statements, the sensitivity analysis related to the discount rate applied in calculating the present value of future obligations is presented. The effects of this sensitivity on insurance liabilities are directly linked to the Yield Curve (ETTJ), which fluctuates as a result of interest rates and inflation. In this context, its inclusion in this section would be possible. However, considering that such sensitivity directly affects the measurement of the actuarial liability, its presentation is considered more appropriate in Item 40.6 – Insurance/Underwriting Risk, as that section already includes the other sensitivity analyses related to the liability.

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

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by Executive Committee), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

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

Internal communication

Internal communication about liquidity risk, both between areas and between the different layers of internal governance are done through internal reports, committees and the Company's senior management.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Undiscounted cash flows of financial liabilities and insurance contracts

The table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statements of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2025	Total on December 31, 2024
Deposits from banks	261,433,270	16,974,480	40,810,535	24,320,616	5,696,705	349,235,606	353,942,812
Deposits from customers	182,454,287	31,337,461	135,375,260	312,088,318	660,278	661,915,604	617,308,449
Funds from securities issued	14,712,077	6,983,022	61,872,772	214,804,075	10,022,934	308,394,880	254,136,285
Subordinated debt	14,720	390,535	1,783,125	10,221,028	85,893,990	98,303,398	106,160,891
Insurance contract liabilities	562,119,491	14,143,799	8,427,420	29,882,220	82,520,029	697,092,959	852,353,171
Other financial liabilities (1)	58,032,775	41,212,188	10,522,773	7,110,100	513,369	117,391,205	101,086,011
Total liabilities on December 31, 2025	1,078,766,620	111,041,485	258,791,885	598,426,357	185,307,305	2,232,333,652
Total liabilities on December 31, 2024	1,232,136,722	107,755,472	272,535,530	469,141,649	203,418,246		2,284,987,619
(1)	Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The table below analyzes the derivative financial liabilities that will be settled at net value, Organizationed based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2025	Total on December 31, 2024
Differential of swaps payable	1,278,422	6,950	1,114,530	126,479	13,443,688	15,970,069	15,833,154
Non-deliverable forwards	5,488,324	460,875	1,207,137	162,460	-	7,318,796	3,015,522
Purchased	2,821,652	401,040	1,128,318	156,333	-	4,507,343	255,209
Sold	2,666,672	59,835	78,819	6,127	-	2,811,453	2,760,313
Premiums of options	896,675	73,265	374,303	1,249,227	40,007	2,633,477	1,656,654
Other	1,408,550	451,799	1,137,646	332,434	-	3,330,429	2,504,000
Total of derivative liabilities on December 31, 2025	9,071,971	992,889	3,833,616	1,870,600	13,483,695	29,252,771
Total of derivative liabilities on December 31, 2024	3,251,465	986,235	2,573,578	4,008,358	12,189,694		23,009,330

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Consolidated statements of financial position by maturities

The tables below show the financial assets and liabilities and insurance contract liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current			Non-current			Total on December 31, 2025	Total on December 31, 2024
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	137,031,197	-	-	-	-	-	137,031,197	146,614,670
Financial assets measured at fair value through profit or loss	530,580,191	3,533,128	2,294,280	7,234,164	4,148,006	-	547,789,769	371,883,348
Debt instruments measured at fair value through other comprehensive income	9,185,740	18,252,721	6,831,650	46,441,083	58,286,911	-	138,998,105	156,292,584
Loans and advances to customers, net of impairment	162,908,322	152,968,753	103,909,969	215,517,705	109,152,313	-	744,457,062	672,382,105
Loans and advances to financial institutions, net of impairment	186,589,622	40,311,106	6,410,950	2,173,376	-	-	235,485,054	196,233,298
Securities, net of provision for expected credit losses	17,808,782	14,206,301	22,876,215	138,622,149	66,033,124	-	259,546,571	266,991,967
Other financial assets (1)	39,932,064	15,626,624	7,313,008	8,245,307	2,309,819	-	73,426,822	81,195,242
Total financial assets on December 31, 2025	1,084,035,918	244,898,633	149,636,072	418,233,784	239,930,173	-	2,136,734,580
Total financial assets on December 31, 2024	910,635,292	197,604,624	124,564,422	451,709,544	207,079,332	-		1,891,593,214

Liabilities
Deposits from financial institutions	327,014,095	56,709,308	20,169,509	21,273,661	1,932,921	-	427,099,494	361,818,310
Deposits from customers (2)	208,009,606	66,066,548	102,249,281	344,688,780	259,936	-	721,274,151	644,338,463
Securities issued	16,357,292	25,082,829	45,445,374	209,382,550	9,992,637	-	306,260,682	257,977,344
Subordinated debt	14,708	385,063	1,641,087	5,798,538	25,351,021	21,524,109	54,714,526	57,458,927
Other financial liabilities (3)	58,032,775	41,212,188	10,522,773	7,110,100	513,369	-	117,391,205	101,086,011
Financial liabilities measured at fair value through profit or loss	2,081,928	4,807,769	3,251,792	6,865,717	1,261,124	-	18,268,330	16,240,611
Expected credit losses							-
Loan Commitments	399,154	809,769	482,777	78,040	45,646	-	1,815,386	2,447,791
Financial guarantees	49,250	47,722	103,581	28,125	1,038,126	-	1,266,804	1,257,645
Liabilities of insurance contracts (2)	350,974,072	13,770,963	7,966,651	23,762,581	23,241,209	-	419,715,476	378,792,820
Total financial liabilities on December 31, 2025	962,932,880	208,892,159	191,832,825	618,988,092	63,635,989	21,524,109	2,067,806,054
Total financial liabilities on December 31, 2024	885,388,340	180,580,649	214,445,408	459,523,561	62,859,713	18,620,251		1,821,417,922
(1)	Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;
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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousands
	Current	Non-current	Total on December 31, 2025	Total on December 31, 2024
Assets
Total financial assets	1,478,570,623	658,163,957	2,136,734,580	1,891,593,214
Non-current assets held for sale and discontinued operations	3,757,502	-	3,757,502	3,494,950
Investments in associated companies	-	13,283,440	13,283,440	11,029,012
Property and equipment	-	9,405,491	9,405,491	10,220,444
Intangible assets and goodwill	-	25,739,659	25,739,659	23,749,208
Current income and other tax assets	2,985,740	9,898,706	12,884,446	11,764,176
Deferred income tax assets	29,940,580	81,297,026	111,237,606	101,808,543
Other assets	13,715,226	3,569,266	17,284,492	15,824,815
Total non-financial assets	50,399,048	143,193,588	193,592,636	177,891,148
Total assets on December 31, 2025	1,528,969,671	801,357,545	2,330,327,216
Total assets on December 31, 2024	1,292,074,023	777,410,339		2,069,484,362

Liabilities
Total financial liabilities	1,363,657,864	704,148,190	2,067,806,054	1,821,417,922
Other provisions	6,335,334	14,227,867	20,563,201	20,033,774
Current income tax liabilities	2,003,486	-	2,003,486	2,043,616
Deferred income tax liabilities	-	1,895,931	1,895,931	1,664,666
Other liabilities	54,408,571	4,701,343	59,109,914	55,381,892
Total non-financial liabilities	62,747,391	20,825,141	83,572,532	79,123,948
Total shareholders’ equity	-	178,948,630	178,948,630	168,942,492
Total shareholders' equity and liabilities on December 31, 2025	1,426,405,255	903,921,961	2,330,327,216
Total shareholders' equity and liabilities on December 31, 2024	1,339,534,649	729,949,713		2,069,484,362

40.5.    Fair value of financial assets and liabilities

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousands
	On December 31, 2025
	Level 1	Level 2	Level 3	Fair Value
Financial assets measured at fair value through profit or loss	462,536,378	60,865,737	3,537,559	526,939,674
Brazilian government bonds	395,031,887	-	-	395,031,887
Corporate debt and marketable equity securities	48,387,660	17,519,436	3,537,559	69,444,655
Bank debt securities	20,916	43,346,301	-	43,367,217
Mutual funds	18,840,361	-	-	18,840,361
Foreign government securities	66,555	-	-	66,555
Brazilian government bonds issued abroad	188,999	-	-	188,999
Derivatives	(333,439)	3,689,752	(774,548)	2,581,765
Derivative financial instruments (assets)	9,266,882	11,309,553	273,660	20,850,095
Derivative financial instruments (liabilities)	(9,600,321)	(7,619,801)	(1,048,208)	(18,268,330)
Debt instruments measured at fair value through other comprehensive income	135,065,868	3,051,953	880,284	138,998,105
Brazilian government bonds	106,709,836	-	6,792	106,716,628
Corporate debt securities	6,617,424	2,039,480	-	8,656,904
Bank debt securities	776,277	1,012,473	-	1,788,750
Brazilian government bonds issued abroad	7,816,817	-	-	7,816,817
Foreign governments securities	8,177,931	-	-	8,177,931
Mutual funds	122,108	-	-	122,108
Marketable equity securities and other stocks	4,845,475	-	873,492	5,718,967
Total	597,268,807	67,607,442	3,643,295	668,519,544

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2024
	Level 1	Level 2	Level 3	Fair Value
Financial assets measured at fair value through profit or loss	308,064,812	41,731,862	2,251,689	352,048,363
Brazilian government bonds	263,224,363	-	-	263,224,363
Corporate debt and marketable equity securities	30,626,530	8,759,461	2,251,689	41,637,680
Bank debt securities	4,010,896	32,972,401	-	36,983,297
Mutual funds	9,368,468	-	-	9,368,468
Foreign government securities	468,521	-	-	468,521
Brazilian government bonds issued abroad	366,034	-	-	366,034
Derivatives	(2,537,088)	6,551,467	(420,005)	3,594,374
Derivative financial instruments (assets)	3,199,679	16,497,753	137,553	19,834,985
Derivative financial instruments (liabilities)	(5,736,767)	(9,946,286)	(557,558)	(16,240,611)
Debt instruments measured at fair value through other comprehensive income	152,116,761	3,061,706	1,114,117	156,292,584
Brazilian government bonds	123,817,265	-	11,750	123,829,015
Corporate debt securities	1,467,682	182,142	-	1,649,824
Bank debt securities	1,115,295	2,879,564	17,438	4,012,297
Brazilian government bonds issued abroad	8,960,333	-	-	8,960,333
Foreign governments securities	8,324,658	-	-	8,324,658
Mutual funds	4,951,794	-	-	4,951,794
Marketable equity securities and other stocks	3,479,734	-	1,084,929	4,564,663
Total	457,644,485	51,345,035	2,945,801	511,935,321

Reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands
	Financial assets measured at fair value through profit or loss	Financial assets measured at fair value through other comprehensive income	Derivative assets	Derivative liabilities	Total
On December 31, 2023	801,331	1,564,028	152,986	(529,396)	1,988,949
Included in statement of income	(196,056)	(138,588)	-	-	(334,644)
Included in other comprehensive income	-	-	-	-	-
Acquisitions	1,690,098	9,342	-	(28,162)	1,671,278
Maturities/sales	(43,684)	(56,600)	(15,433)	-	(115,717)
Transfer between categories	-	(248,782)	-	-	(248,782)
Transfers (to)/from other levels (1)	-	(15,283)	-	-	(15,283)
On December 31, 2024	2,251,689	1,114,117	137,553	(557,558)	2,945,801
Included in statement of income	566,624	2,152	-	-	568,776
Included in other comprehensive income	-	(200,831)	-	-	(200,831)
Acquisitions	1,672,199	-	136,107	(490,650)	1,317,656
Maturities/sales	(899,235)	(17,716)	-	-	(916,951)
Transfer between categories	17,438	(17,438)	-	-	-
Transfers (to)/from other levels (1)	(71,156)	-	-	-	(71,156)
On December 31, 2025	3,537,559	880,284	273,660	(1,048,208)	3,643,295
(1)	These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

	R$ thousands
	Financial assets measured at fair value through profit or loss	Financial assets measured at fair value through other comprehensive income	Total
Interest and similar income	37,698	30,616	68,314
Net trading gains/(losses) realized and unrealized	(233,754)	(169,204)	(402,958)
Total on December 31, 2024	(196,056)	(138,588)	(334,644)

Interest and similar income	452,988	2,152	455,140
Net trading gains/(losses) realized and unrealized	113,636	(200,831)	(87,195)
Total on December 31, 2025	566,624	(198,679)	367,945

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands
	On December 31, 2025
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(28)	(9,841)	(19,247)	-	(77)	(151)
Price indexes	-	-	-	-	-	-
Exchange coupon	(54)	(6,508)	(12,485)	-	-	-
Foreign currency	1,469	36,729	73,459	-	-	-
Equities	10,321	258,037	516,075	4,804	120,105	240,211
(1)	Values net of taxes.

	R$ thousands
	On December 31, 2024
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(1)	(326)	(624)
Price indexes	-	-	-	-	-	-
Exchange coupon	-	-	-	(1)	(189)	(371)
Foreign currency	-	-	-	94	2,354	4,708
Equities	4,632	115,811	231,622	10,672	266,793	533,585

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

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	On December 31, 2025
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	235,513,370	-	235,513,370	235,485,054
· Customers	-	-	617,337,432	617,337,432	635,182,964
Securities at amortized cost	139,327,089	104,670,553	5,262,708	249,260,350	263,111,062

Financial liabilities
Deposits from banks	-	-	427,535,327	427,535,327	427,099,494
Deposits from customers	-	-	718,421,538	718,421,538	721,274,151
Securities issued	-	-	306,537,715	306,537,715	306,260,682
Subordinated debt	-	-	56,371,225	56,371,225	54,714,526

	R$ thousands
	On December 31, 2024
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	196,235,524	-	196,235,524	196,233,298
· Customers	-	-	727,760,109	727,760,109	720,239,586
Securities at amortized cost	151,449,296	98,794,868	10,067,466	260,311,630	273,148,967

Financial liabilities
Deposits from banks	-	-	374,212,384	374,212,384	361,818,310
Deposits from customers	-	-	644,856,874	644,856,874	644,338,463
Securities issued	-	-	259,054,688	259,054,688	257,977,344
Subordinated debt	-	-	58,990,729	58,990,729	57,458,927
(1)	The amounts of loans and advances are presented net of the allowance for impairment losses.

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

Historical experience shows that the larger the Organization of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the Organizationing of risks with similar characteristics in order to reduce the impact of individual risks.

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The risks associated with life insurance and pension plans include:

•	Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

•	Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products;
•	Organization Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
•	Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

•	Variations in cause, frequency and severity of indemnities of claims compared to expectations;
•	Unforeseen claims resulting from isolated risk;
•	Incorrect pricing or inadequate subscription of risks; and
•	Insufficient or overvalued technical provisions.

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

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Technical Superintendent of Actuary and Statistics. The Technical Superintendent developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

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

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of types of risks insured:

Insurance liabilities	R$ thousands
	On December 31
	2025			2024
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Life	25,973,963	29,021	25,944,942	23,171,925	36,481	23,135,444
Pension plans	371,419,090	-	371,419,090	335,365,124	-	335,365,124
Non-Life	3,680,736	38,510	3,642,226	3,603,722	49,327	3,554,396
Health (Health and Dental)	18,641,687	-	18,641,687	16,651,963	-	16,651,963

Sensitivity test

The purpose of the sensitivity test is to measure the impacts on the Organization´s results, in the event of isolated, reasonably possible changes in assumptions inherent to the operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

•	Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of an increase in the risk-free interest rate curve;
•	Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
•	Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts;
•	Discount rate – represents the rate applied in calculating the present value of future obligations. The test assessed the impact of an increase and a decrease in the discount rate; and
•	Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the impact on the Company's results in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor:

On December 31, 2025 - R$ thousand
Interest Rate - Variation of +5% (*)	Results in the insurance liabilities (**)
Pension Plans	(222,505)

(*)	To better reflect the interest rate risk, the projected profitability of balances was sensitized and the bottom-up rate, used to discount flows, was not sensitized.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

On December 31, 2025 - R$ thousand
Longevity (Improvement) - Variation of +0.2%	Results in the insurance liabilities (**)
Pension Plans	(123,072)
(**)	Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

The sensitivity tests for Conversion and Income of the Pension product and for Longevity of the Life product were not presented as they resulted in zero impact.

With respect to insurance risk, the table below presents the effects of sensitivity to the discount rate (bottom-up, risk-free rate, illiquidity premium) on insurance liabilities, segregated by line of business. The risk-free rate used to discount the liabilities to present value is the Yield Curve (ETTJ) published by Ambima/SUSEP. The DV01 (Dollar Value of 1 basis point) was selected as the shock factor, as it is a metric widely used in the financial market to measure interest rate risk and facilitates comparisons across different instruments, since it expresses sensitivity in monetary terms. The results of this sensitivity analysis are presented both in statement of income and in Equity; however, the Company has established as an accounting policy that the adjustments arising from changes in interest rates are recognized directly in Equity, reinforcing the consistency and comparability of the consolidated financial statements.

Discount rate	R$ thousand
	On December 31, 2024
	Income			Equity
	Official	Lower (-1%)	Upper (+1%)	Official	Lower (-1%)	Upper (+1%)
Life and Pension Plans	3,956,551	3,918,652	3,997,692	7,751,092	7,534,736	7,956,746
Non-Life	837,096	921,705	921,677	2,007,872	2,100,354	2,094,096
Health (Health and Dental)	1,873,524	1,874,060	1,872,988	8,756,460	8,722,887	8,789,476

Discount rate	On December 31, 2025
	Income			Equity
	Official	Lower (-1%)	Upper (+1%)	Official	Lower (-1%)	Upper (+1%)
Life and Pension Plans	2,987,896	2,954,938	3,020,711	7,459,983	7,273,532	7,639,164
Non-Life	750,983	749,097	749,080	1,978,010	1,985,027	1,973,621
Health (Health and Dental)	3,098,623	3,099,198	3,098,047	8,240,677	8,205,431	8,275,426

For non-life insurance, collective life and health including dental insurance, the table below shows the impact in expenses with claims on the Organization's statements of income, if there was an increase of 1 percentage point in the accident rate, in the last year of the calculation base date:

Sensitivity - 1% Variation	R$ thousands
	Gross of reinsurance		Net of reinsurance
	On December 31, 2025	On December 31, 2024	On December 31, 2025	On December 31, 2024
Non-Life	(59,208)	(56,151)	(58,954)	(55,887)
Life	(40,389)	(38,389)	(40,143)	(38,185)
Health (Health and Dental)	(248,572)	(226,001)	(248,572)	(226,001)

The effect of this sensitivity is linear. Considering the loss ratio recorded for the period from October 2024 to September 2025, variations were observed in Non-Life of –1 and +5 percentage points for the lower and upper scenarios, respectively; in Life of –3 and +5 percentage points for the lower and upper scenarios, respectively; and in Health of –2 and +2 percentage points for the lower and upper scenarios, respectively. It should be noted that such variations are continuously monitored.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

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

The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros, having, among others, the following responsibilities:

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

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Procedures for Continuous Control and Monitoring

•	Identify, together with the Company’s internal and external departments, loss events arising from operational risk, ensuring the appropriate treatment of such events based on their origins/causes, for the purposes of evaluating, monitoring, and controlling the process, thereby enabling the reduction of impacts at the lowest possible cost; and

•	Hold meetings with managers and executives regarding the treatment of losses within the respective areas, aiming at continuous improvement and the implementation of corrective and preventive actions related to Operational Risk.

40.7.	Operational risk

Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency, or inadequacy of internal processes, people, or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Organization, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Organization.

Operational Risk Management Process

The Operational Risk Management Policy establishes the principles, guidelines, and responsibilities that ensure the effective identification and management of operational risk, supporting the maintenance of a framework that is appropriate and commensurate with the nature and complexity of the Organization’s activities.

The policy guides the monitoring of risk exposures, defines acceptable loss thresholds, and supports the proper allocation of capital. It also promotes the dissemination of a risk-aware culture among employees and third parties, ensuring that they understand their roles and responsibilities in the identification, assessment, monitoring, control, and mitigation of operational risk, in line with applicable regulatory requirements. Additionally, the policy encompasses mechanisms for assessing risks associated with new products, services, processes, and systems.

Operational risk management is conducted on a corporate basis and involves different areas with specific responsibilities, ensuring an efficient structure that enables the proper assessment of risks and supports managers and Senior Management in the decision-making process. The process comprises stages such as identifying, assessing, and continuously monitoring the operational risks inherent to the Organization’s activities.

The management process also considers the regulatory environment, with its main results and aspects reported periodically to Senior Management and the Regulator. These procedures are supported by an internal control system that is independently certified regarding its effectiveness and execution, ensuring compliance with the Organization’s established risk appetite. Operational loss events are analyzed and discussed with the parties involved, including Senior Management, as they not only represent challenges but also provide insights for the continuous improvement of processes. These analyses contribute to strengthening risk management and enhancing the Organization’s operational resilience.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Operational Risk Measurement Methodology

In compliance with BCB Resolution No. 356/23, the Organization calculates the portion of risk-weighted assets related to Operational Risk using the standardized approach (RWAopad). In addition, it uses internal operational loss data as inputs for determining the economic capital for operational risk based on an internal model. In this context, operational risk events are classified as follows:

Operational Risk Events
Internal Fraud	Damage to physical assets owned or in use by the institution
External Fraud	Failures in information technology (IT) systems, processes or infrastructure
Employment practices and workplace safety	Failures in the execution, in meeting deadlines or in the management of the institution's activities
Inappropriate practices regarding customers, products and services	Situations that lead to the institution's activities interruption or the discontinuance of the services provided

Control and Monitoring

Operational risk is measured through a structured and centralized system designed to capture, store, consolidate, and manage operational loss data. This solution supports both quantitative and qualitative analyses, impact assessments, management reporting, and the identification of historical patterns, while also serving as an input for the calculation of economic and regulatory capital.

Additionally, the Organization uses an integrated risk-management solution that documents risk analyses, controls, and mitigating actions that support the management of relevant incidents and the review of scenarios used in internal models, contributing to methodological consistency and the prioritization of mitigation initiatives.

Internal Communication

The preparation and submission of management reports follow the standards established by applicable regulatory requirements and are presented to the Executive Board through risk commissions and committees, as well as to the Board of Directors. These materials consolidate the institutional view of operational risk exposure and support strategic decision-making.

This information is reported monthly and includes the monitoring of the Operational Risk Appetite Indicator (RAS), the comparison of budgeted versus actual operational losses, and the analysis of material incidents, in accordance with the materiality criteria set forth in Article 6 of BCB Normative Instruction No. 33/20.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Additionally, the results of regulatory and economic capital measurements are submitted to the governance bodies. This process reinforces regulatory adherence and supports the integrated assessment of the level of capital required for adequate risk coverage.

Operational Risk Mitigation Strategies

For the mitigation of operational risk, the Organization adopts an integrated set of practices that involves the continuous dissemination of risk culture through training, internal campaigns, and capacity-building initiatives, including for third-party service providers. This process is complemented by the design and implementation of preventive and predictive controls aligned with the mapping and assessment of critical risks associated with areas, processes, and products.

Mitigating actions are conducted in a risk-oriented manner, supporting decision-making. Systematic monitoring of the impacts on the Risk Appetite (RAS) is performed through specialized assessments and root-cause analysis, ensuring an understanding of key drivers and timely corrections.

Additionally, the Organization conducts periodic reviews of management processes, strengthening its ability to prevent and detect incidents. The process of capturing, recording, reconciling, and monitoring operational losses ensures traceability, data accuracy, and compliance with applicable regulatory requirements.

In 2025, the Organization implemented the RBA – Risk-Based Approach with the objective of identifying and prioritizing risks, allowing Risk Areas to focus efforts and resources on the most critical topics/processes requiring greater depth.

This methodology aims to revise the operational model of Compliance/Internal Controls, promoting operational efficiency and predictive and preventive action, increasing staff seniority with a focus on risk management, business, and data analysis for more assertive decision-making, as well as integrating the Business Analytics unit to enable greater coverage, expansion of data-based testing, and more accurate and timely diagnostics.

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

Risk factors	On December 31
	2025	2024
Nominal discount rate	3.50% - 11.32% p.a.	3.50% - 10.94% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.50% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.50% p.a.
Initial rate of growth of medical costs	6.92% - 7.64% p.a.	7.23% - 7.64% p.a.
Inflation rate	3.50% p.a.	3.50% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	R$ thousands
	Retirement Benefits		Other post-employment benefits
	Year ended on December 31		Year ended on December 31
	2025	2024	2025	2024
(i) Projected benefit obligations:
At the beginning of the year	2,556,966	2,794,954	819,725	857,347
Cost of current service	327	1,179	-	-
Interest cost	258,434	249,162	83,635	78,223
Participant’s contribution	467	465	-	-
Actuarial gain/(loss) (1)	(11,271)	(218,019)	10,232	(65,504)
Transfers	-	(278)	-	-
Past service cost - plan changes	(18,286)	-	-	-
Early elimination of obligations	-	(1,284)	-	-
Benefit paid	(262,798)	(269,280)	(52,264)	(50,341)
At the end of the year	2,523,839	2,556,899	861,328	819,725

(ii) Plan assets at fair value:
At the beginning of the year	2,416,615	2,402,006	-	-
Expected earnings	245,129	214,092	-	-
Actuarial gain/(loss) (1)	(98,294)	(125,943)	-	-
Contributions received:				-
- Employer	56,179	195,343	-	-
- Employees	467	465	-	-
Transfers	-	(134)	-	-
Early elimination of obligations	-	-	-	-
Benefit paid	(262,288)	(269,281)	-	-
At the end of the year	2,357,808	2,416,548	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	62,210	57,939	-	-
Interest on the irrecoverable surplus	6,642	5,471	-	-
Change in irrecoverable surplus (1)	986	(1,200)	-	-
At the end of the year	69,838	62,210	-	-

(iv) Financed position:
Deficit plans (2)	235,869	202,561	861,328	819,725
Net balance	235,869	202,561	861,328	819,725
(1)	In the year ended December 31, 2025, the remeasurement effects recognized in Other Comprehensive Income, totaled R$(54,773) thousand, (R$87,297 thousand in 2024), net of tax effects; and
(2)	Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their consolidated financial statements the actuarial obligation due.

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

	R$ - thousand
	Year ended on December 31
	2025	2024
Projected benefit obligations:
Cost of service	(17,958)	977
Cost of interest on actuarial obligations	341,787	327,252
Expected earnings from the assets of the plan	(244,914)	(214,085)
Interest on irrecoverable surplus	6,642	5,469
Net cost/(benefit) of the pension plans	85,557	119,613

As of December 31, 2025, the maturity profile of the present value of the obligations of the defined benefit plans for the next years:

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

	R$ thousands
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	7.91	9.53
2026	277,251	65,693
2027	292,614	68,711
2028	295,969	72,796
2029	298,759	76,963
2030	300,824	81,159
After 2031	1,506,457	467,572

In 2026, contributions to defined-benefit plans are expected to total R$23,972 thousand.

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan
	2025	2024	2025	2024	2025	2024
Asset categories
Equities	-	-	1.6%	4.9%	-	-
Fixed income	95.6%	95.2%	95.6%	90.5%	100.0%	100.0%
Real estate	3.4%	3.8%	1.7%	2.3%	-	-
Other	1.0%	1.0%	1.1%	2.3%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (6.92% – 11.32% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	11.72% - 12.32%	Increase of 1 p.p.	reduction	(237,741)
Discount rate	9.72% - 10.32%	Decrease of 1 p.p.	increase	272,395
Medical Inflation	7.92% - 8.64%	Increase of 1 p.p.	increase	70,578
Medical Inflation	5.92% - 6.64%	Decrease of 1 p.p.	reduction	(61,359)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total contributions made, in the year ended December 31, 2025, were R$346,851 thousand (R$1,007,631 thousand in 2024).

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

42)	OTHER INFORMATION

a)	On January 16, 2025, Complementary Law No. 214/2025 was enacted, resulting from the conversion of Bill of Complementary Law (PLP) No. 68/2024. This law forms part of the regulatory framework of Constitutional Amendment No. 132/2023, which introduced the Consumption Tax Reform in Brazil. Among other matters, this law provides for the creation of the Goods and Services Tax (Imposto sobre Bens e Serviços – IBS), the Goods and Services Contribution (Contribuição sobre Bens e Serviços – CBS), and the Selective Tax (Imposto Seletivo – IS), representing an important milestone in the reform of consumption taxation.

On January 13, 2026, Complementary Law No. 227, derived from PLP No. 108/2024, was enacted, establishing the IBS Management Committee (Comitê Gestor do IBS – CGIBS) and setting forth the general rules for its governance, supervision, collection, and distribution of tax revenues. The standard also established the IBS/CBS tax rates applicable to financial services between 2027 and 2033, providing for a progressive increase from 10.85% to 12.50%. For fees currently subject to ISS, a reduction in the tax rate from 2% to 1.2% is expected over the same period.

The Bank continues to monitor the development of the regulatory framework and awaits the issuance of supplementary rules and general regulations by the Brazilian Federal Revenue Service (Receita Federal do Brasil) and the IBS Management Committee, which are necessary for the full implementation of the new tax model. At this stage, it is not possible to reliably measure the impacts arising from these changes.

b)	On August 8, 2024, we, through our direct subsidiaries, entered into an Investment Agreement with John Deere Brasil S.A. (John Deere Brasil), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we hold a 50% stake in Banco John Deere S.A. This strategic partnership aims to further strengthen our position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere Organization’s equipment, parts and services. On February 10, 2025, after fullfilling the usual, legal, and regulatory precedent conditions, the investment was completed.

c)	On September 1, 2025, Banco Bradesco S.A. (“Bradesco”) announced to its shareholders and the market in general that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investing in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A., the latter controlling company of the Bradesco Seguros Organization, entered into, on that date, an Investment Agreement with the Rede D’Or São Luiz S.A. Organization (“Rede D’Or”) for the inclusion of Hospital Glória D'Or in the “Atlântica D’Or” hospital network (“Transaction”), thus expanding the partnership entered into with Rede D’Or, announced to the market on May 8 and November 1, 2024 (“Partnership”), maintaining the existing corporate structure, with a 50.01% interest for Rede D’Or and 49.99% for Atlântica. The medical management of Hospital Glória D'Or will be the responsibility of Rede D'Or. The completion of the transaction is subject to the fulfillment of certain conditions precedent, typical of transactions of this nature, including the necessary regulatory approvals.

d)	On November 10, 2025, Banco Bradesco S.A. (“Bradesco”) announced to its shareholders and the market in general that Atlântica Hospitais e Participações S.A. (“Atlântica”), entered into an Investment Agreement with Grupo Rede D’Or São Luiz S.A. (“Rede D’Or”) for the inclusion of Maternidade São Luiz Star, located in the city of São Paulo/SP, in the ‘Atlântica D’Or’ structure (“Transaction”), while maintaining the existing corporate structure, with a shareholding interest of 50.01% for Rede D’Or and 49.99% for Atlântica. The medical management of Maternidade São Luiz Star will remain under Rede D’Or’s responsibility. The completion of the Transaction is subject to the fulfillment of certain customary conditions precedent for transactions of this nature, including the required regulatory approvals.

Consolidated Financial Statements in IFRS | Notes to the Consolidated Financial Statements

e)	On February 27, 2026, we entered into a binding agreement for a corporate reorganization, involving common controlled entities by Bradesco, that will consolidate the entire healthcare business segment of the Bradesco Organization under a single publicly listed entity, Odontoprev S.A. (“Odontoprev”). Under the terms of the agreement, Bradesco will become the direct controlling shareholder of Odontoprev, holding a 91.35% interest, and Odontoprev will be renamed “Bradsaúde S.A.”, serving as the holding company for all of our healthcare operations. The transaction involves a partial spin-off of Bradseg Participações S.A. and the merger of shares of Bradesco Gestão de Saúde S.A. into Odontoprev. The reorganization aims to simplify our corporate structure and integrate our healthcare businesses to capture operational and commercial synergies. The transaction terms were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc.

On March 6, 2026, in continuation of the agreement entered into on February 27, 2026, we informed shareholders and the market in general of the following developments regarding the Transaction: (i) the disclosure of the information resulting from the valuation report (dated March 5, 2026) of BGS’s shares, at fair market value, for purposes of determining the amount of Odontoprev’s capital increase arising from the Share Merger, pursuant to Articles 8 and 252 of Law No. 6,404/1976; and, as a result of the completion of such procedures; and (ii) the call of an Extraordinary General Meeting of Odontoprev’s shareholders (“Odontoprev EGM”) to, in summary, resolve on: (a) the approval of the Share Merger (as defined in the Material Fact regarding the Transaction) of BGS by Odontoprev, including the Merger Protocol and Justification (as defined in the Material Fact regarding the Transaction), as amended by the First Amendment, and the respective valuation reports; (b) the resulting capital increase of Odontoprev; (c) the amendment of Odontoprev’s bylaws, including the change of its corporate name to “Bradsaúde S.A.”; and (d) the Asset Contribution (as defined in the Material Fact regarding the Transaction) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Material Fact regarding the Transaction.

Completion of the transaction is subject to shareholder approvals and authorization from the National Supplementary Health Agency (ANS), among other customary conditions.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Opinions on the consolidated financial statements and internal control over financial reporting

We have audited the accompanying consolidated statements of financial position of Banco Bradesco S.A. and subsidiaries (“Bank” or “Bradesco”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025 and the related notes (collectively, the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Assessment of the allowance for expected credit losses on financial assets

As discussed in notes 2d viii, 4, 8d, 9c, 10, 11, 38 and 40.2 to the consolidated financial statements, the Bank has R$ 57,196,980 thousand of allowance for expected credit losses (ECL) related to financial assets contracts as of December 31, 2025, as detailed in note 40.2. The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to the initial recognition or are credit impaired (stage 2 and 3, respectively), and a 12-month ECL for all other contracts (stage 1). The Bank calculates ECL either on a collective basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a collective basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses models to estimate the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as to identify relevant macroeconomic variables and estimate the impact of projections of those macroeconomic variables. The Bank forecasts multiple economic scenarios for these macroeconomic variables and considers each scenario according to the probability assigned to them.

We identified the assessment of the allowance for ECL as a critical audit matter, since the ECL estimate involves significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity of the assumptions. These uncertainties included: (i) the overall ECL methodology, inclusive of the models used to estimate the PDs , EADs and LGDs and the segmentation of contracts by shared credit risk characteristics; (ii) the projections for the macroeconomic variables in the future economic scenarios and the respective weighting of each scenario according to the probability assigned to them; (iii) the definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); and, (iv) for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ECL process. This included controls related to: (i) the overall design of the ECL methodology, including the Bank´s definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); (ii) the design of the models and assumptions used to estimate PD, EAD, LGD, including the determination of the basis for segregation of contracts by shared credit risk characteristics within these models, and the models used to identify the relevant macroeconomic variables and estimate their quantitative impact; (iii) the independent validation of models and definition of probability of each scenario used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis.

We involved professionals with specialized skills and knowledge in credit risk, who assisted in: (i) evaluating the overall ECL methodology through the review of the models based on the technical requirements and in compliance with IFRS Accounting Standards; (ii) testing the accuracy of the Bank´s PDs, EADs and LGDs in identifying relevant macroeconomic variables and estimating their quantitative impact, by inspecting the model documentation to determine whether they are suitable for their intended use; (iii) evaluating the Bank's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices; (iv) checking the accuracy of the Bank’s estimates of PDs, EADs and LGDs using the Bank’s historical data and defined methodologies; (v) evaluating the basis for the segregation of contracts by shared credit risk characteristics used in the estimation of PD, EAD, LGD by observing historical correlations; (vi) evaluating the reasonableness of the macroeconomic variables considered in the future scenarios by regression analysis of the historical correlation of these variables and credit risk and (vii) reperformance of the quantitative assessment applying the percentage impact of each scenario that were independently validated.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

We compared the macroeconomic variables projected by the Bank in the future economic scenarios with independent third-party projections. For a selection of contracts with ECL calculated on an individual basis, we assessed the assumptions and inspected the related documentation used by the Bank to determine the expected cash flows, including those from collateral and for a sample of financial asset contracts, we assessed adherence to internal policies on the identification of significant increase in credit risk and the classification of financial instruments in stages 2 and 3.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities

As discussed in notes 2k, 4 and 22 to the consolidated financial statements, the Bank is a defendant in tax, civil and labor legal matters for which it has provisions of R$ 6,749,842 thousand, R$ 6,918,859 thousand and R$ 4,361,652 thousand and disclosure of contingent liabilities classified as possible losses in the amount of R$ 43,095,893 thousand, R$ 11,124,335 thousand and R$ 1,456,696 thousand, respectively, as of December 31, 2025.

In determining provisions for legal matters, such as those related to the legality and constitutionality of certain taxes, indemnity claims for alleged moral and economic damages arising from the Bank’s actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government, certain other specific civil legal matters and labor legal matters filed by former employees and third parties seeking compensation, in each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for legal matters as a critical audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates and judgments made by the Bank in determining the likelihood of loss and estimating the amount of any such loss.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for legal matters. This included controls related to the assessment of information received from external and internal legal advisors on legal matters.

We obtained and read letters received directly from the Bank’s external legal counsel for certain tax legal matters, and the documentation prepared by the internal legal counsel for certain civil and labor legal matters, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. For other civil and labor legal matters, we assessed the reasonableness of the assumptions used to classify the probability of loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the legal matters in question in order to evaluate the provisions and disclosures made in relation to these matters. We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax legal matters based on the technical merits of the Bank’s position and the supporting documentation.

Assessment of the recoverability of deferred tax assets

As discussed in notes 2p, 4 and 37c to the consolidated financial statements, the Bank has R$ 116,722,693 thousand of deferred tax assets as of December 31, 2025. The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilized. The Bank’s estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions, required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

Consolidated Financial Statements in IFRS | Report of Independent Registered Public Accounting Firm

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits. We involved professionals with specialized skills and knowledge in corporate finance, who assisted in assessing the assumptions, including the growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank’s estimate of future taxable profits as of December 31, 2025. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2025 made in the prior year with actual taxable profits in 2025.

Measurement of certain liabilities from insurance contracts issued under the general measurement and the variable fee approach model

As disclosed in notes 2l, 4 and 21 to the consolidated financial statements, the Bank has R$ 400,033,295 thousand of insurance liabilities measured under the general measurement model (BBA) and the variable fee approach (VFA) as of December 31, 2025. These insurance liabilities are measured as the sum of the fulfillment cash flows and, when applicable, the contractual service margin. The fulfillment cash flows comprise an estimate of the expected cash flows that will arise within the boundaries of the insurance contract, including for the payment of claims and benefits, adjusted for the time value of money and an explicit risk adjustment related to the non-financial risk. Insurance liabilities are the output of a complex set of models. The estimation of the fulfillment cash flows are determined using models and actuarial methodologies which require assumptions including those related to longevity, income conversion, discount rates and expected future loss ratios.

We identified the evaluation of the measurement of insurance liabilities measured under the general measurement model (BBA) and the variable fee approach (VFA) as a critical audit matter. Complex auditor judgment was required to evaluate the measurement of these insurance liabilities as they involve significant measurement uncertainties as a result of the complexity of the models and actuarial methodologies, specifically those used to determine longevity, income conversion, discount rates and expected future loss ratios. Minor changes in these assumptions could result in significant changes in the measurement of these insurance liabilities. In addition, the audit effort associated with the evaluation of the measurement of these insurance liabilities required the involvement of professionals with specialized skills and knowledge of actuarial science.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of insurance liabilities measured under the general measurement model (BBA) and the variable fee approach (VFA). This included controls related to the development and approval of the models and methodologies for determining longevity, income conversion, discount rates and expected future loss ratio.

We involved professionals with specialized skills and knowledge of actuarial science who assisted in: (i) evaluating the overall methodology for the measurements of insurance contracts liabilities for compliance with IFRS Accounting Standards; (ii) assessing the conceptual soundness of the models and modelling techniques, including those assumptions used to determine longevity, income conversion, discount rates and expected future loss ratios by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) testing the reasonableness of the assumptions related to expected future loss ratios by using independently developed models and the Bank’s historic data to estimate these assumptions and comparing them to the Bank’s assumptions; (iv) checking the accuracy of the Bank’s models to estimate longevity, discount rates and income conversion rates; and (v) evaluating the reasonableness of the assumptions regarding longevity, discount rates and income conversion rates by comparing them to the applicable industry and regulatory practices.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Bank’s auditor since 2011.

São Paulo, Brazil
March 25, 2026

For further information, please contact:

André Carvalho

Investor Relations Officer

investors@bradesco.com.br

Cidade de Deus, s/n – Red Building – 2nd floor

Osasco-SP

Brazil

banco.bradesco/ri